Form 10-K, Exhibit 13
period 1993-12-31
PROGRESSIVE CORP/OH/
filed 1994-03-29
CIK 80661

     Q - DOES THE PROGRESSIVE CORPORATION HAVE ANY GOOD NEWS TO REPORT?





                                         A - WE'RE GLAD YOU ASKED THAT QUESTION.


     1993 PERFORMANCE HIGHLIGHTS 4   VISION, CORE VALUES AND OBJECTIVES
     6 LETTER TO SHAREHOLDERS 13 FINANCIAL REVIEW 32

                Photograph: "Wheels Triptych," Zeke Berman, 1994

                                                                           2 - 3

FINANCIAL                             HIGHLIGHTS


(millions--except per share amounts)

                                                                                             Average Annual Compounded
                                                                                            Rate of Increase (Decrease)

FOR THE YEAR                                              1993          1992      % CHANGE     1989-1993     1984-1993
 Direct premiums written  . . . . . . . . . . .      $ 1,966.4     $ 1,636.8            20             8            23
 Net premiums written   . . . . . . . . . . . .        1,819.2       1,451.2            25             7            22
 Net premiums earned  . . . . . . . . . . . . .        1,668.7       1,426.1            17             7            21
 Total revenues   . . . . . . . . . . . . . . .        1,954.8       1,738.9            12             8            22
 Income before cumulative effect of
   accounting change  . . . . . . . . . . . . .          267.3         139.6            91            20            28
 Net income   . . . . . . . . . . . . . . . . .          267.3         153.8            74            20            26
 Per share:
  Income before cumulative effect of
     accounting change  . . . . . . . . . . . .           3.58          1.85            94            24            28
  Net income    . . . . . . . . . . . . . . . .           3.58          2.05            75            24            26
 Underwriting margin  . . . . . . . . . . . . .           10.7%          3.5%

AT YEAR-END

 Consolidated shareholders' equity  . . . . . .      $   997.9     $   629.0            59            19            29
 Common Shares outstanding  . . . . . . . . . .           72.1          67.1             7           (2)            --
 Book Value per Common Share  . . . . . . . . .      $   12.62     $    7.94            59            20            27
 Return on average shareholders' equity   . . .           36.0%         34.7%

STOCK PRICE APPRECIATION 1                              1-YEAR                                    5-YEAR       10-YEAR

 Progressive  . . . . . . . . . . . . . . . . .           39.8%                                     40.7%         28.2%
 S&P 500  . . . . . . . . . . . . . . . . . . .           10.1%                                     14.6%         14.9%

1 Assumes dividend reinvestment.

1993                       PERFORMANCE                         HIGHLIGHTS



Q - HOW DID PROGRESSIVE PERFORM AGAINST THE PROPERTY-CASUALTY INDUSTRY?


              A - GREAT! OUR 10.7 PERCENT COMPANYWIDE UNDERWRITING PROFIT MARGIN WAS ALMOST 20 POINTS BETTER THAN THE INDUSTRY, THE 5TH TIME IN 15 YEARS THAT
                                WE EXCEEDED THE INDUSTRY BY MORE THAN 15 POINTS.




Q - HOW DID THE CORE BUSINESS DO?



                A - THE CORE BUSINESS CONTINUES TO GROW PROFITABLY, DESPITE MORE COMPANIES TRYING TO WRITE IN THE NONSTANDARD AUTO NICHE. IN 1993, THE CORE
             BUSINESS GREW 25 PERCENT WITH AN UNDERWRITING PROFIT OF 10 PERCENT.



ABOUT THE ART  Five years ago, Progressive set out on the path of change.
 Knowing we have to respond to consumers' dissatisfaction with auto insurance, we are learning how to lower consumers' cost and improve their experience sufficiently to turn their anger into delight. We have redefined our strategy, driven by our strong belief that lower prices, more information, more options and immediate service is what is needed to delight customers.
We commissioned artist Zeke Berman to respond visually to this strategy. Berman constructed a series of images representing his unique interpretation of the "car." His beautifully crafted diagrammatic tableaux are assembled into forms that balance whimsy, illusion and invention. Berman's photographs will become part of Progressive's growing collection of contemporary art.
Intrigued by the diagrammatic character of Berman's work and the concept of redefinition, our annual report designers looked up the word "progressive" in the dictionary. That inquiry inspired the use of the Merriam-Webster illustrations and many of the graphic elements that appear throughout this annual report.

                                                                           4 - 5



Q - IS PROGRESSIVE IN THE STANDARD/PREFERRED AUTO MARKET?




                        A - YES, WE CONTINUE TESTING OUR STANDARD AND PREFERRED PRODUCTS, AND, IN 1993, THESE PRODUCTS REPRESENTED 4.5 PERCENT OF OUR TOTAL PRIVATE PASSENGER AUTO PREMIUMS. WE ARE THE NINTH LARGEST PRIVATE PASSENGER
                                                   AUTO INSURER IN THE COUNTRY.



Q - HOW DOES PROGRESSIVE DETERMINE HOW MUCH CAPITAL IT NEEDS?



               A - WHEN WE ANTICIPATE SLOW GROWTH, WE CONSIDER REDUCING CAPITAL. WHEN WE EXPECT RAPID GROWTH, WE INCREASE CAPITAL. OVER THE LAST 20 YEARS, OUR
  GROWTH RATE HAS RANGED FROM SMALL DECLINES TO NEARLY 70 PERCENT GROWTH AND OUR
           RATIO OF FUNDED DEBT TO CAPITAL RANGED FROM 61 PERCENT TO 24 PERCENT.


ABOUT PROGRESSIVE The Progressive insurance organization began business in 1937. Progressive Casualty Insurance Company was founded in 1956. The Progressive Corporation, an insurance holding company formed in 1965, owns 52 operating subsidiaries and has one mutual insurance company affiliate. The companies provide personal automobile insurance and other specialty property-casualty insurance and related services sold primarily through independent insurance agents in the United States and Canada. The 1993 estimated industry premiums, which include personal auto insurance in the U.S. and Ontario, Canada, as well as insurance for commercial vehicles, were $115 billion and Progressive's share was 1.5 percent.

VISION,          CORE             VALUES           AND              OBJECTIVES



Communicating a clear picture of who we are, what we strive to achieve
 (Vision), what guides our behavior (Core Values), how we measure our performance (Objectives), and how we will achieve them (Strategies) permits all people associated with Progressive to understand and help us achieve our vision and objectives.
VISION We seek to be an excellent, innovative, growing and enduring business by reducing the human trauma and economic costs of auto accidents in cost-effective and profitable ways that delight customers. We seek to earn a superior return on equity and to provide a positive environment to attract quality people and achieve ambitious growth plans.
CORE VALUES Progressive's Core Values are pragmatic statements of what works best for us in the real world. Core Values govern our decisions and behavior. We want them understood and embraced by all Progressive people. Core Values are standards by which we measure ourselves. Growth and change provide new perspective and require regular refinement of Core Values.
INTEGRITY.  We revere honesty. We adhere to high ethical standards, report completely, encourage disclosing bad news and welcome disagreement.
GOLDEN RULE. We respect all people, value the differences among them and deal with them in the way we want to be dealt with. This requires us to know ourselves and to try to understand others.
OBJECTIVES. We strive to be clear and open about Progressive's ambitious objectives and our people's personal and team objectives. We evaluate performance against all these objectives.
EXCELLENCE. We strive constantly to improve in order to meet and exceed the highest expectations of our customers, shareholders and people. "Quality" is Progressive's process for teaching and encouraging our people to improve performance and reduce the costs of what they do for customers. We base reward on results and promotion on ability.
PROFIT. The free-enterprise system rewards most those who most enhance the health and happiness of their customers, communities and people. Profit motivates Progressive to invest in new ways to do this. Enhancing people's health and happiness is the ultimate goal, and healthy, happy people do it best.





Q - IF I SPENT $1,800 TO BUY 100 SHARES OF PROGRESSIVE STOCK IN THE INITIAL PUBLIC OFFERING IN 1971, WHAT WOULD IT BE WORTH TODAY?

                                                                           6 - 7



         A - WHAT A GREAT INVESTMENT. AT THE END OF 1993, AFTER ALL OF THE STOCK SPLITS, YOU WOULD HAVE 7,689 SHARES WORTH OVER $311,000 AND RECEIVED OVER
                            $9,000 IN DIVIDENDS -- A 25.5 PERCENT ANNUAL RETURN.




 FINANCIAL OBJECTIVES

Consistent achievement of superior results requires that our people understand
 Progressive's objectives and their specific role, and that their personal objectives dovetail with Progressive's. Our objectives are ambitious yet realistic. We are committed to achieving financial objectives over successive five-year periods. Experience always clarifies objectives and illuminates better strategies. We constantly evolve as we monitor the execution of our strategies and progress toward achieving our objectives.
Most Progressive businesses are managed by a product manager, who is responsible to a Division President. Each business has different capital requirements, risks, growth rate, potential, competition, regulatory issues, cash flows and investment income. We consider these differences when reaching agreement with the product manager and Division President on their volume and profit plans.
RETURN ON SHAREHOLDERS' EQUITY Our most important financial goal is to achieve an after-tax return on shareholders' equity that is at least 15 percentage points greater than the rate of inflation (measured by the GDP deflator which was 2.8 percent in 1993, and averaged 3.9 percent over the past five years and ten years). Return on equity was 36.0 percent in 1993, averaged 24.8 percent over the past five years and 25.3 percent over the past ten years.
PROFITABILITY Progressive is driven by the goal of producing a four percent underwriting profit. The Core businesses had an underwriting profit of 10.5 percent in 1993, an underwriting profit of 5.8 percent for the past five years and 6.4 percent for the past ten years. Estimated industry results for the personal auto insurance market for the same periods were underwriting losses of 2.0 percent, 5.1 percent and 6.4 percent. Profitability in our Diversified businesses, which include service operations, is measured on a return on revenue basis. We seek a minimum of a ten percent return on revenue in these businesses. For 1993, the return on revenue was 33.7 percent.
GROWTH We seek increases in volume that are at least 15 percentage points greater than the rate of inflation. For the Core business, volume is measured by net premiums written, which increased 25.5 percent in 1993, 13.3 percent compounded annually over the past five years and 22.5 percent over the past ten years. Net premiums written in the personal auto insurance market for the same periods grew 5.2 percent, 6.0 percent and 8.7 percent. For Diversified businesses, volume is measured by operating revenues (net premiums earned plus service revenue). Operating revenues decreased 17.1 percent in 1993, decreased
 14.7 percent compounded annually over the past five years and increased 22.1 percent over the past ten years.
ACHIEVEMENTS We are convinced that the best way to maximize shareholder value is to achieve these financial objectives consistently. A shareholder who purchased 100 shares of Progressive for $1,800 at our first public stock offering on April 15, 1971, owned 7,689 shares on December 31, 1993, with a market value of $311,000, for a 25.5 percent annual return, compared to the seven percent return achieved by investors in the Standard & Poor's 500 during the same period. In addition, the shareholder received dividends, which were $1,500 in 1993.
In the ten years since December 31, 1983, Progressive shareholders have realized compound returns of 28.2 percent, compared to 14.9 percent for the S&P 500. In the five years since December 31, 1988, Progressive shareholders' returns were 40.7 percent, compared to 14.6 percent for the S&P 500. In 1993, the returns were 39.8 percent on Progressive shares and 10.1 percent on the S&P 500.
The repurchase of Progressive stock is another way the Company increases shareholder value. Over the years, when we have adequate capital and Progressive's stock is attractively priced, we have repurchased our shares. Since 1971, we spent $492.2 million to repurchase shares, at an average cost of $6.15 per share.

                                                                           8 - 9



RETURN ON SHAREHOLDERS' EQUITY                                                  1993       LAST 5 YEARS      LAST 10 YEARS
 Goal   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       17.8%              18.9%              18.9%
 Companywide  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       36.0               24.8               25.3


UNDERWRITING PROFIT
 Goal   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        4.0                4.0                4.0
 Core Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10.5                5.8                6.4
 Industry-Personal Auto Insurance Market  . . . . . . . . . . . . . . . .       (2.0)              (5.1)              (6.4)


GROWTH (ANNUALIZED)
 Goal   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       17.8               18.9               18.9
 Net Premiums Written
   Core Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       25.5               13.3               22.5
   Industry-Personal Auto Insurance Market  . . . . . . . . . . . . . . .        5.2                6.0                8.7
 Operating Revenues
   Diversified Businesses   . . . . . . . . . . . . . . . . . . . . . . .      (17.1)             (14.7)              22.1





Q - WHAT IS PROGRESSIVE'S MOST IMPORTANT FINANCIAL OBJECTIVE?

                 Photograph: "Three Wheels," Zeke Berman, 1994

                 Photograph: "Tires Diptych," Zeke Berman, 1993

                 Photograph: "Tires Diptych," Zeke Berman, 1993

                Photograph: "Hubcap Diptych," Zeke Berman, 1993

LETTER             TO                 SHAREHOLDERS                       12 - 13

 RESULTS
I am proud to describe Progressive's best ever financial results. We had record annual earnings and insurance premium volume, and achieved the 22nd annual underwriting profit since our founding in 1965. Return on shareholders' equity was 36.0 percent, compared to 34.7 percent in 1992. Net income increased 74 percent to $267.3 million, or $3.58 per share, compared to $153.8 million, or $2.05 per share, in 1992. Operating income increased 52 percent to $197.3 million, or $2.61 per share, compared to $129.8 million, or $1.72 per share, in 1992. Net premiums written increased 25 percent to $1,819.2 million, compared to $1,451.2 million in 1992. We achieved a 10.7 percent underwriting profit, compared to 3.5 percent in 1992. We reduced underwriting and loss adjustment expenses by almost six more percentage points in 1993, after a nine percentage point reduction in 1992.
Ninety-three percent of Progressive's net premiums written come from 14 Core divisions, which write insurance for private passenger autos and small commercial and recreational vehicles. Core business net premiums written grew 25 percent to $1,700 million, compared to $1,355 million in 1992. The Core business underwriting profit margin was ten percent, compared to eight percent in 1992.
Three smaller Diversified divisions, Financial Services, Risk Management
 Services and Motor Carrier, provide combinations of service and indemnity to businesses. Diversified divisions' net premiums written and underwriting profit margins were $118 million and 14 percent, respectively, compared to $107 million and minus 33 percent in 1992. The Diversified divisions produced service revenues and pretax profits of $43.7 million and $6.8 million, respectively, compared to $53.3 million service revenue and a $4.3 million pretax loss in 1992.





   A - THE MOST IMPORTANT OBJECTIVE IS RETURN ON SHAREHOLDERS' EQUITY, WHICH WAS
  36.0 PERCENT IN 1993. HOWEVER, WE ARE COMMITTED TO ACHIEVING ALL OUR FINANCIAL OBJECTIVES (ROE, PROFITABILITY AND GROWTH) OVER SUCCESSIVE FIVE-YEAR PERIODS.

 THE STATE OF OUR BUSINESSES

 CORE BUSINESS
We are in the midst of a multi-year strategy to change and greatly enhance the Core business. We began as almost entirely a provider of niche products through independent insurance agents. Our goal is to become a low-cost provider of a full line of auto insurance and related services, distributed through many different channels. This full product line will be marketed under a distinctive brand based on our commitment to delight customers. The transition strategy is to build on the excellent people, customer-focused divisionalized product manager organization, superb claim service, broad independent agent distribution and creative rate segmentation that are the basis for our extraordinary results to date. In 1993, we made substantial progress by reducing expenses, improving control of loss costs, expanding product offerings, testing new distribution methods and developing the Progressive brand experience.
EXPENSES The Core business underwriting expense ratio was reduced to 25.9 percent from 28.4 percent in 1992, compared to the personal auto insurance industry expense ratio of 22.7 percent. Our achievement in lowering expenses was in line with our goal of having a 20 percent expense ratio by the year 2000. The 1993 reductions came from process improvements developed by empowered work teams and from technology like our ProRater (registered trade-mark) Plus program where agents quote and submit applications electronically.
LOSS COSTS Payments for policyholders' losses and the expenses associated with handling them were 63.7 percent of 1993 earned premium. Immediate Response (Registered trademark) claims service begins with our customers' understanding that we are available around-the-clock, 24 hours a day, 365 days a year, and WANT THEM TO CALL 1-800-274-4499 immediately--from the scene of their accident or as soon as possible thereafter. During 1993, we improved on key claim service reporting measurements, including median hours between claims occurring and being reported, and the number of claims reported within four hours of occurrence.
Once a claim is reported, we try to communicate with all appropriate parties within hours to obtain necessary information, determine damages, assess fault and make a fair settlement offer. This often involves claim reps meeting personally with our insured or claimant within hours of the accident.
 The percentage of third-party property damage and first-party collision claims closed within seven days of the accident increased from 51 percent in 1992 to 56 percent in 1993.
Delivering this claim service cost 9.1 percent of 1993 earned premium, down from 10.7 percent in 1992 and 14.2 percent in 1991. We plan for ten percent loss adjustment expense long-term because we believe it achieves the optimum balance between the cost of adjusting and the costs of settlements, because it takes into account that loss ratios will increase and because we will write more policies with high liability limits.
PRODUCT OFFERINGS Our traditional nonstandard auto product provides coverage for people cancelled and rejected by other insurers. However, more insurers are surcharging and retaining the risks they formerly rejected, thereby shrinking the market available to Progressive. Also, there is more low-cost competition for nonstandard drivers. In response, we now, or soon will, offer consumers three different price levels, each with a different commission that produces the same amount net to Progressive. This way agents can choose the commission rate that matches their costs of servicing particular customers, promoting competition and consumer choice.
Progressive divides the $94 billion United States personal auto insurance market, which includes recreational vehicles and pick-up trucks, into "nonstandard," "standard" and "preferred." Nonstandard private passenger auto insurance premiums, including all residual market mechanisms, are $18 billion, 19 percent of the total. The other 81 percent is standard and preferred. In 1993, we continued testing standard and preferred products by writing $64 million, 4.5 percent of our total private passenger auto premiums.

Q - HAS PROGRESSIVE'S PRODUCTIVITY INCREASED OVER THE LAST FIVE YEARS?

                                                                         14 - 15




We see the chance to become an increasingly important factor in the standard and preferred markets and will expand as we gain understanding of and confidence in our pricing, expense structure and service. Taken with our programs for recreational vehicles and small fleet commercial vehicles, plus auto insurance in Ontario, Canada, our potential market is approximately $115 billion, making Progressive's share 1.5 percent, and leaving us much room to grow.
We continually revise rates in every program to reflect loss costs and expenses. During 1993, we became more competitive by reducing rates an average of .8 percent in existing private passenger auto programs. We did this by decreasing expenses and controlling loss costs. This compares with a 1.9 percent increase in 1992 and larger increases in prior years. Offering agents a choice of lower commissions and serving more customers are steps toward offering auto insurance to every auto owner and operator at prices that will be competitive for many.
DISTRIBUTION We want consumers to be able to buy Progressive insurance how, when and where THEY choose. We continued testing multiple distribution, which we call "Community Marketing," in the Miami and Tampa markets. These experiments involve consumer advertising, telephone quoting, and allowing customers to buy from an agent, at a company office, over the phone or by mail. Test results are encouraging, have produced some premium in new channels and, most importantly, have dramatically increased premium volume from independent agents, who have been and continue to be Progressive's most important channel of distribution.
PROCESS We define a "process" as a collection of inputs, resources and activities focused on creating value for customers and shareholders.
 Resources include people, capital, technology, information and external suppliers. The key aspect of process management is the design of how inputs and resources work together to delight customers, by reducing the error rate, cost and cycle time of the process.
We have a system for Process Leadership where Division Presidents serve in the dual role of line manager for their division and Process Leader for a key element of our business, such as Policy Quoting, Billing and Claims. Working with cross-divisional and cross-functional teams of line people to address specific issues, Process Leaders make key decisions for the process and oversee the design and implementation of "best practices" for the entire Core business for their process. This additional responsibility reinforces Division Presidents becoming a team because they work together not only to decide and execute business strategy but also to integrate processes.
EXPERIMENTATION The transition from a niche provider of nonstandard auto to a broad-based provider of personal auto with compelling competitive advantages will take several years. Our approach is to test and refine our techniques in selected markets before expanding any aspect of the change. We have introduced disciplined experimental techniques and closely monitor the performance of all market tests against pre-agreed milestones.
CONTROLS Recognizing the challenge of growing fast and simultaneously improving products and processes, we monitor performance against detailed forecasts which are updated monthly, and against monthly customer and employee surveys. We will curtail growth if service levels deteriorate, or if underwriting profit drops below four percent.
BRAND We have begun to define a "Progressive Brand" for auto insurance, focusing on creating distinctive and delightful Buying, Ownership and Claims experiences for our customers. The purpose of brand development is to reduce the cost of acquiring a new customer and to increase customer retention.
 During 1993, we defined and improved internal methods that create positive customer experiences, and created an external com-munication package for the Progressive brand, by testing television, radio, print and targeted direct mail programs.



                  A - IT SURE HAS. OVER THAT PERIOD, OUR DIRECT PREMIUMS WRITTEN GREW 47 PERCENT WHILE THE NUMBER OF EMPLOYEES GREW ONLY FOUR PERCENT.
                      AS A RESULT, OUR DIRECT PREMIUMS PER PERSON INCREASED FROM
                                                           $228,000 TO $322,000.

                                                                         16 - 17



 DIVERSIFIED DIVISIONS
Diversified divisions account for seven percent of Progressive's total volume.
 Past efforts to manage core and diversified divisions in the same way did not recognize important differences between them and detracted from the results of both. In 1993, we separated the Diversified divisions' information, claim handling and incentive compensation systems from those used by the Core divisions, and Diversified divisions began to accept risk in one of our wholly-owned subsidiary insurers, instead of Progressive Casualty, to keep the emerging Progressive brand focused on auto insurance and to insulate the Core business from distractions caused by Diversified divisions' operations. In 1994, we expect to further reduce both the risk in these businesses and their distraction from the Core business.
FINANCIAL SERVICES Financial Services' principal product is collateral protection for automobile lenders. The division, enjoying its fourth consecutive profitable year, produced a 13 percent return on $90 million revenue, compared to a 14 percent return on $91 million revenue in 1992. During the year, we were privileged to begin serving Toyota Motor Services, First Interstate Bank and the Associates.
RISK MANAGEMENT SERVICES Risk Management Services' principal customers are community banks. Its principal products are liability insurance for directors and officers and employee dishonesty insurance. Progressive shares the risk and premium on these coverages with a small mutual insurer controlled by its bank customers. The program is sponsored by the American Bankers Association. In 1993, Risk Management Services produced a 69 percent return on $16 million revenue, compared to 35 percent on $14 million revenue in 1992.
MOTOR CARRIER The Motor Carrier Division manages involuntary commercial auto plans (CAIP) and pricing and risk management for select former customers of our defunct Transportation business as well as a growing number of intermediate size trucking companies, reinsuring them to limit Progressive's loss to $100,000 per occurrence. The Division produced a 13 percent return on $44 million revenue, compared to an 11 percent loss on $44 million revenue in 1992.

 INVESTMENTS AND CAPITAL MANAGEMENT
The balance of revenue and profit comes from interest, dividends and capital gains produced by Progressive's invested assets ($2,786.4 million at December 31, 1993, compared to $2,386.1 million at December 31, 1992). These funds are under the management of Progressive Partners, Inc., our investment and capital management subsidiary. Total investment income was $242.4 million before taxes and $177.2 million after taxes, compared to $153.5 million before taxes and $120.0 million after taxes in 1992. On December 31, 1993, our portfolio had $70.2 million in total unrealized gains, compared to $138.7 million at December 31, 1992. In 1993, we realized $107.9 million in capital gains, of which $74.3 million came from selling all the stock we owned in MBNA Corporation.
Progressive Partners, which became fully integrated as part of the Company during 1993, is guided by conservative investment and capital management policies which support Progressive's overriding focus on underwriting and are intended to assure that we always have enough capital to support all the insurance premium we can write profitably. In addition to the increase in capital from 1993's record earnings, we raised $177 million by selling common stock, to support the anticipated rapid expansion of our insurance business and to reduce the financial leverage which resulted from previous years' stock repurchases. To assure adequate capital at relatively low cost, we also raised $350 million during 1993 (the last $200 million closed January 12, 1994) by issuing long-term debt securities at some of the lowest interest rates available during the last twenty years.

Q - HOW DOES PROGRESSIVE PLAN FOR THE FUTURE?

        Photograph: "Lens (Headlight, Hubcap, Grill)," Zeke Berman, 1994

                                                                         18 - 19









            Photograph: "Headlight, Mirrors, Grill," Zeke Berman, 1993

            Photograph: "Steering-wheel and Shoe," Zeke Berman, 1993

                                                                         20 - 21



   A - WE ANTICIPATE THAT CHANGE IS CONSTANT, ORGANIZE TO EMBRACE IT AND USE OUR
                             ABILITY TO RESPOND QUICKLY AS A TACTICAL ADVANTAGE.





WHAT PROGRESSIVE HAS CHANGED AND WHY

Progressive's consistent success stems from our great people, clear Core
 Values, ambitious objectives, high standards, constant creativity, data-driven decision making, customer-focussed organization, excellent partners and unusual flexibility. Our Core Value of "Excellence" guides us to "strive constantly to improve." From our beginning, Progressive has constantly raised standards, added more excellent people, developed better systems and controls, and explored new markets. Our ambition to be a major factor in the extremely competitive private passenger auto insurance business requires creativity in developing ways to attract new customers AND to provide superior service.
Six years ago, Progressive was enjoying what was our greatest year until then.
 As 1987 ended, we were confident that we could sustain profitable growth by continuing to do what we were doing. Eleven months later, we learned just how fast our circumstances can change. In November 1988, we were shocked into action when California voters passed Proposition 103, threatening auto insurance as we knew it. It opened our eyes to auto insurance consumers' anger and mistrust, and our vulnerability to capricious legislation and regulation. Consumer dissatisfaction with auto insurance appeared to put Progressive's existence in danger; we knew we had to do something. We pulled back in California, but the situation required much more positive action.
About the same time, we learned that Allstate had passed us in total U.S.
 volume on OUR specialty of nonstandard auto insurance, making it our most threatening competitor. After 25 years of observing Progressive's success, Allstate and other competitors, like the Penn Central companies, recognized that our high expense ratios and wide profit margins gave them a perfect opportunity to take market share from us by mimicking our programs, operating at lower cost and accepting slimmer profit margins. We saw that Allstate, with its distribution and data advantages, could overwhelm us unless we acted quickly and decisively.
Auto owners and operators reward Progressive in direct proportion to how our service, quality and cost compare to their options. In five years of intensive study of U.S. auto owners and operators, we are learning their needs and attitudes. We have concluded that Progressive has an opportunity to continue to grow profitably IF we work within our highly regulated, highly competitive, very staid industry, figuring out how to lower consumers' cost and improve their experience sufficiently to turn their anger with auto insurance to delight.
"Re-engineering" is what we have been doing to respond to these threats and opportunities, as well as to the changing environment. The result is Progressive's new strategy for the 1990's. When we set on the path of change five years ago, not only were we uncertain where it would lead, but also did not realize how difficult it would be, how long it would take and how much of what we tried would not work. Our profitable growth has obscured many of the following profound, steady, incremental, continuing changes:
bullet EXPENSE REDUCTION -- Our underwriting expenses were among the industry's highest, but we passed them along by constantly increasing prices. Continuing cost reduction is a critically important initiative. We went through painful layoffs in 1991 and 1992, dramatically reducing costs, and we continue to drive them down by implementing operating efficiencies.

bullet LOWER PROFIT MARGINS -- Our underwriting profit margins have been among the industry's highest. We have learned that margins greater than four percent are unsustainable and undesirable for the long-term, because good results lure effective competitors happy to operate at lower profit margins, as well as encouraging onerous regulation and legislation. We now strive to achieve our four percent target in each program, but not more, so as to keep prices attractive to customers and to make it more difficult for competitors to charge less and still make a profit. We expect to convert operating improvements into lower prices, written premium growth and subsequent earnings growth.

bullet DIVERSIFICATION CURTAILED -- Our diversification efforts--both
       Transportation and Financial Services--were motivated by our not seeing the growth opportunities in personal auto insurance that we see today. In diversifying, we promoted many programs too fast, before fully understanding all the risks and how to price them. We are now more restrained and disciplined in how we develop new businesses.

bullet REDUCED VARIATION -- We encouraged individual, relatively undisciplined experimentation, resulting in unnecessarily expensive variation in our products and processes and some very unprofitable programs. Now we depend on cross-divisional and cross-functional teams, operating under careful control, to manage experiments while we seek to align our products and implement our best practices, driven by customer needs and wants.
bullet REDEFINE OUR BUSINESS -- Our concept was that we were in the auto insurance business. Now we know we are in the business of reducing the human trauma and economic costs of auto accidents. Our attitude about auto accidents was that more accidents costing more created a larger auto insurance market and more profit per transaction for us. Now we act on our conviction that we and our customers will be healthier and happier if there are fewer accidents costing less.

bullet IMMEDIATE RESPONSE (registered trademark) CLAIMS SERVICE -- Our previous claim service objective (and accomplishment) was to provide the best available from any auto insurer. Now we are creating a whole new standard for auto accident claim service by responding





Q - WHAT SERVICE LEVELS CAN CUSTOMERS EXPECT FROM PROGRESSIVE?

                                                                         22 - 23

    THE TYPE OF SERVICE THAT CONSUMERS CAN'T EVEN IMAGINE IS POSSIBLE TODAY, BUT
       WILL BE COMMONPLACE IN THE FUTURE. WE PROVIDE IMMEDIATE RESPONSE TO THEIR
          REQUESTS FOR CLAIMS AND CUSTOMER SERVICE, 24 HOURS A DAY, SEVEN DAYS A
                                                          WEEK, 365 DAYS A YEAR.

 immediately on all claims in ways that delight our customers and claimants. bullet BROADENED MARKET -- Our target customer was cancelled and rejected auto insureds. Now it is all auto owners and operators that can be profitably underwritten.
bullet MULTIPLE DISTRIBUTION -- We have historically depended almost entirely on the independent agents to distribute our products, despite knowing we could not stem the agency system's plummeting market share or the threat of that decline to Progressive. Now we are changing consumers' experience of auto insurance AND involving agents in a way that can REVERSE more than 30 years of market share loss by agents. At the same time, we have shifted our focus to the consumer and will distribute our products how, when and where the consumer wants to buy.
bullet CONSUMER INFORMATION -- Consumers' comparison shopping for auto insurance required a tiresome, confusing, unreliable search of agents and/or companies to obtain quotes they often found to be inaccurate and difficult to compare. In several states, we now offer consumers comparable, competitive quotes for their specific situation from the companies with the largest market share in their state.
bullet INVESTMENT AND CAPITAL MANAGEMENT -- Our philosophy, process and people for managing investments and capital involved policy setting and decision making by a committee comprised of independent money managers, investment bankers, consultants, operating managers and directors. Now investment professionals employed by Progressive are empowered to execute our clear, conservative investment philosophy and to lead it in different directions as circumstances change.
bullet CORE AND DIVERSIFIED BUSINESSES -- We worked for years to have all our businesses function within one organization, with the result that each sacrificed something. We are now separating the "Core" and "Diversified" businesses operationally and corporately to achieve the focus that makes both more efficient and effective.
bullet TEAMWORK -- Our organization was stable, structured and hierarchical.
       Now it involves interlocking and constantly changing teams established to understand and meet specific customer needs. Teams disband when their mission is complete. Our people interactions were top down, directive and internally competitive (win-lose). Now they are driven by people consulting and cooperating with each other to find better ways to serve our customers in a Total Quality Management environment (win-win).
bullet NEW COMPENSATION SYSTEM -- Our compensation was based on individual skills and scope of authority. It was more generous for the highest paid people, was predominantly salary and was applied inconsistently enough to irritate people. Now it is market-based with the same standards for all people and more aligned with shareholders' interest because total compensation can vary greatly from year to year depending on company, division, team and individual results. Our best performers earn at the top of the market in years we achieve our objectives and more when we surpass them. The new companywide bonus plan, which we call "gainsharing", reinforced these changes by paying Progressive's people $23.4 million for 1993's extraordinary performance.
bullet PROCESS LEADERSHIP -- Managing our important processes was impossible when doing so was a staff responsibility, because our excellent, strong-willed Division Presidents liked to do things their own way. Now we achieve regular cost savings and customer service improvements because most Division Presidents are individually responsible for a specific key process, and all have agreed to follow the others' leadership.
bullet CONSUMER IDENTITY -- Progressive is virtually unknown except to our agents and customers. We are now defining our "brand" and its symbolism, and beginning to communicate a unified and consistent image in order to develop our consumer franchise.

                                                                         24 - 25

 CHANGE AND COMPETITION
Making all these changes demanded much of our people. There were disappointments, failures and large costs, but what we have done may allow Progressive to offer all auto owners and operators lifetime insurance, easy comparison shopping, and superb service, as well as providing the lowest cost to many. Progressive will reduce its customers' and claimants' trauma and costs caused by auto accidents with immediate, around-the-clock service, in-person when appropriate on a claim.
These changes will work into our businesses slowly and unevenly. Our divisions and departments are in different stages of evolution toward Progressive's vision. The strategy is driven by our strong belief that lower prices, more information, more options and immediate service will delight customers and make it possible for us to achieve our ambitious objectives.
In Florida, we are testing how many of these changes operate together.
 Consumers can now call 1-800-AUTO-PRO( service mark) 24 hours a day, seven days a week, and in ten minutes get an accurate list of the prices charged by State Farm, Allstate, Prudential and Progressive for the caller's particular insurance package. Progressive will accept and guarantee to renew every consumer who chooses to insure with us, and will help them purchase their auto insurance either through an independent insurance agent, at a Progressive operated location, by telephone or through the mail. We will tell callers who ask how to get in touch with the competitors.
Once insured with Progressive, our customers can call us at any time about claims, policy changes, payment status and other services. Whenever our customer, the claimant or Progressive feels it is appropriate, a Progressive person will almost always be face-to-face with our customer or the claimant within hours of our receiving the first call.
To the extent that competitors effectively copy (and improve on) our good ideas, Progressive will have less opportunity for rapid growth and unusually good profit margins. But that is the beauty of competitive free-enterprise for consumers and for society, and why the system should be honored, nurtured and sustained. If competitors follow Progressive's lead, auto insurance will become less of a political football. Auto insurers will be partners in changing insurance regulation and improving traffic safety, not victims of sometimes opportunistic finger-pointers. The system will work better for consumers, and everybody will win because there will be fewer, less costly accidents that cause less human trauma.

Q - WHAT DOES PROGRESSIVE SEE AS AN ESPECIALLY GREAT RISK?

                Photograph: "Belts Triptych," Zeke Berman, 1994

               Photograph: "Seatbelt Diptych," Zeke Berman, 1994

                                                                         26 - 27





     A - INSURANCE LAWS AND REGULATIONS CHANGE CONTINUALLY. WE REACT PROMPTLY TO
      THESE CHANGES WHEN THEY PROHIBIT US FROM MAKING OUR TARGET PROFIT MARGINS.

 RISKS

We perceive Progressive's opportunity as one which must be realized now. The risk of competitors copying and improving on what we are doing, or of new restrictive regulation (or both) inhibiting our ability to do it, leads us to want to develop and spread our new price levels, services and ways of doing business throughout the United States as quickly as possible. Here are factors shareholders need to understand concerning 1994 earnings and the risks in our strategy:
bullet LEGISLATIVE AND REGULATORY RISK -- Insurance laws and regulations change continually. We react promptly when they prohibit us from making our target profit margins. Such reaction could result in reduced volume.


bullet UNPREDICTABLE UNDERWRITING MARGIN AND GROWTH RATE - Margins in auto insurance are inherently unstable. In the short run, pricing to produce our long-time four percent underwriting profit goal means operating earnings may not increase in proportion to volume growth. Our growth rate will be influenced by agent and competitor reaction to our strategies, and by the trend in loss costs. WE CANNOT PREDICT WITH ANY PRECISION THE TIMING AND PACE OF THE DECREASE IN UNDERWRITING MARGINS NOR THE RATE OF GROWTH.


bullet OPERATING EARNINGS VOLATILITY -- Growth requires investment in training, new systems and improved processes, and rapid growth can generate expensive mistakes. This risk and our continuing to do nothing to influence current earnings or the price of our stock could make short-term earnings trends difficult to predict.


bullet UNPREDICTABLE INVESTMENT INCOME -- The average maturity of our $2.6 billion fixed-income portfolio is approximately two years, meaning investment income is unusually sensitive to short-term interest rates. This could be a positive if rates go up as many predict.


bullet PRICING RISK -- We may not yet have learned quite enough to price standard and preferred auto insurance to produce our planned results. This risk is small because our commitment to the philosophy that "Progressive's alternative to making its targeted underwriting profit is not to do business" requires us to change rates immediately when experience dictates.


bullet GROWTH ITSELF -- To accomplish our objectives, we must build many new systems, train thousands of claim and telephone service people, continue to improve our claim handling and ability to sell by telephone, align our products, validate new pricing criteria AND simultaneously continue to reduce costs. We have experience managing our planned level of growth (including periods when we grew at 40 percent compounded) but not at our current size.

                                                                         28 - 29




 THE FUTURE

Progressive can and will lead a wave of change in the United States system for dealing with auto accident injuries and property damage. We believe we will reduce accident victims' trauma and costs, improve how consumers feel about auto insurance and be rewarded handsomely for our leadership.
1993's results are significant, not only because a profit surge is always welcome, but because, heartened by our success, we will pursue our new strategy. We will expand our core private passenger auto insurance business at a pace that will test our ability to provide the service we guarantee, could reduce 1994 and 1995 earnings growth and may unnerve investors who focus disproportionately on short-term earnings. This approach is consistent with our strategy of creating long-term capital appreciation.
Much will be required to realize our vision. Thus we begin 1994 as we began all other years--excited, respectful of the challenge implicit in our objectives and strategy, humbled by our failures, proud of having responded to them and confident that our excellent people will continue to achieve superior results. At Progressive, it is always as if we are just beginning our business and looking at a future that is brighter than ever.
We deeply appreciate the customers we are privileged to serve. Thank you for your business, and thanks especially to the more than 30,000 independent insurance agents who chose to do business with Progressive in 1993. We are particularly grateful for our shareholders' continued confidence. Happily, 1993 was a year in which the men and women of Progressive rebounded from the stresses and anxieties implicit in any change. To you, thanks for all your contributions in 1993 and the promise you bring to our future.


                         Joy, Love and Peace

                         Peter B. Lewis, Chairman, President
                         and Chief Executive Officer

                Photograph: "Road 1, Road 2," Zeke Berman, 1993

  Photograph: "Tour (Lightbulb and Steering-wheel Diptych)," Zeke Berman, 1993

  Photograph: "Tour (Lightbulb and Steering-wheel Diptych)," Zeke Berman, 1993

1993                 Financial                    Review                 32 - 33









    Consolidated Financial Statements 34 Management's Discussion and Analysis 47
                                                           Ten Year Summaries 50





Loss Reserves 54 Direct Premiums Written by State 54 Quarterly Financial and Common Share Data 55

REPORT OF COOPERS & LYBRAND, INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS, THE PROGRESSIVE CORPORATION:

We have audited the accompanying consolidated balance sheets of The Progressive
 Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of The Progressive Corporation and subsidiaries' management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Progressive Corporation and subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
As discussed in Note 3 to the consolidated financial statements, in 1993, The
 Progressive Corporation and subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts."

Coopers & Lybrand

Cleveland, Ohio
January 26, 1994

CONSOLIDATED STATEMENTS OF INCOME

                                                                                     (millions-except per share amounts)

 For the years ended December 31,                                                        1993          1992          1991
NET PREMIUMS WRITTEN                                                             $    1,819.2   $   1,451.2   $   1,324.6
                                                                                 ============   ===========   ===========

REVENUES
 Premiums earned  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $    1,668.7   $   1,426.1   $   1,286.9
 Investment income  . . . . . . . . . . . . . . . . . . . . . . . . . . .               134.5         139.0         144.8
 Net realized gains on security sales   . . . . . . . . . . . . . . . . .               107.9          14.5           7.4
 Service revenues   . . . . . . . . . . . . . . . . . . . . . . . . . . .                43.7          53.3          54.0
 Proposition 103 reserve reduction  . . . . . . . . . . . . . . . . . . .                  --         106.0            --
                                                                                 ------------   -----------   -----------
   Total revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . .             1,954.8       1,738.9       1,493.1
                                                                                 ------------   -----------   -----------
EXPENSES
 Losses and loss adjustment expenses  . . . . . . . . . . . . . . . . . .             1,028.0         930.9         858.0
 Policy acquisition costs   . . . . . . . . . . . . . . . . . . . . . . .               311.6         304.1         313.7
 Other underwriting expenses  . . . . . . . . . . . . . . . . . . . . . .               151.3         141.5         162.1
 Investment expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .                10.2          17.0          22.5
 Service expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . .                36.9          57.6          56.1
 Interest expense   . . . . . . . . . . . . . . . . . . . . . . . . . . .                39.7          44.5          47.8
 Non-recurring items1   . . . . . . . . . . . . . . . . . . . . . . . . .                 4.0          64.6            --
                                                                                 ------------   -----------   -----------
   Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . .             1,581.7       1,560.2       1,460.2
                                                                                 ------------   -----------   -----------

NET INCOME
 Income before Federal income taxes   . . . . . . . . . . . . . . . . . .               373.1         178.7          32.9
 Provision for Federal income taxes   . . . . . . . . . . . . . . . . . .               105.8          39.1            --
                                                                                 ------------   -----------   -----------
 Income before cumulative effect of accounting change   . . . . . . . . .               267.3         139.6          32.9
 Cumulative effect of adopting SFAS 109   . . . . . . . . . . . . . . . .                  --          14.2            --
                                                                                 ------------   -----------   -----------
 Net income   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $      267.3   $     153.8   $      32.9
                                                                                 ============   ===========   ===========

PER SHARE
 Income before cumulative effect:
   Primary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $       3.59   $      2.09   $       .41
   Fully diluted  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                3.58          1.85           .41
Cumulative effect of adopting SFAS 109:
   Primary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 --            .23           --
   Fully diluted  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 --            .20           --
 Net income:
   Primary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $       3.59   $      2.32   $       .41
   Fully diluted  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                3.58          2.05           .41

1See Note 5-Debt and Note 10-Related Party Transactions for discussion.

 All per share amounts were adjusted for the December 8, 1992, 3-for-1 stock split.

 See notes to consolidated financial statements.





The Progressive Corporation and Subsidiaries

                                                                         34 - 35

CONSOLIDATED BALANCE SHEETS
                                                                                                              (millions)

 December 31,                                                                                          1993          1992
ASSETS
 Investments:
   Held-to-maturity:
    Fixed maturities, at amortized cost (market: $327.4 and $271.2)   . . . . . . . . .         $     309.1   $     250.4
   Available-for-sale:
    Fixed maturities, at market (amortized cost: $1,761.9 and $1,408.0)   . . . . . . .             1,792.6       1,437.1
    Equity securities, at market (cost: $433.2 and $310.3)  . . . . . . . . . . . . . .               453.9         398.6
   Short-term investments, at amortized cost (market: $231.3 and $300.5)  . . . . . . .               230.8         300.0
                                                                                                -----------   -----------
      Total investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             2,786.4       2,386.1
 Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 8.7          22.9
 Accrued investment income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                33.7          27.1
 Premiums receivable, net of allowance for doubtful accounts of $8.7 and $8.9   . . . .               380.6         312.0
 Reinsurance recoverables   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               380.9         357.8
 Prepaid reinsurance premiums   . . . . . . . . . . . . . . . . . . . . . . . . . . . .                84.6          78.0
 Deferred acquisition costs   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               124.6         101.3
 Federal income taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                78.5          58.5
 Property and equipment, net of accumulated depreciation of $107.1 and $95.1  . . . . .               106.7          63.5
 Other assets   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                26.6          33.7
                                                                                                -----------   -----------
       Total assets   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $   4,011.3   $   3,440.9
                                                                                                ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
 Unearned premiums  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $     772.0   $     614.8
 Loss and loss adjustment expense reserves  . . . . . . . . . . . . . . . . . . . . . .             1,348.6       1,274.2
 Policy cancellation reserve  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                60.1          52.1
 Accounts payable and accrued expenses  . . . . . . . . . . . . . . . . . . . . . . . .               355.6         302.3
 Funded debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               477.1         568.5
                                                                                                -----------   -----------
      Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             3,013.4       2,811.9
                                                                                                -----------   -----------
 Shareholders' equity:
   Serial Preferred Shares (authorized 20.0)
    9 3/8% Serial Preferred Shares, Series A, no par value,
      cumulative, liquidation preference $25.00 per share (issued
      and outstanding 3.6 and 4.0)  . . . . . . . . . . . . . . . . . . . . . . . . . .                87.9          96.4
   Common Shares, $1.00 par value (authorized 200.0, issued 82.2 and 77.1,
      including treasury shares of 10.1 and 10.0) . . . . . . . . . . . . . . . . . . .                72.1          67.1
   Paid-in capital  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               357.6         180.7
   Net unrealized appreciation on investment securities . . . . . . . . . . . . . . . .                33.5          77.5
   Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               446.8         207.3
                                                                                                -----------   -----------
      Total shareholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . .               997.9         629.0
                                                                                                -----------   -----------
       Total liabilities and shareholders' equity   . . . . . . . . . . . . . . . . . .         $   4,011.3   $   3,440.9
                                                                                                ===========   ===========

See notes to consolidated financial statements.





The Progressive Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                     (millions--except per share amounts)

  For the years ended December 31,                                                       1993          1992          1991
PREFERRED SHARES, NO PAR VALUE
 Balance, Beginning of year   . . . . . . . . . . . . . . . . . . . . . .        $       96.4   $      96.4            --
   Sale of Preferred Shares, Series A . . . . . . . . . . . . . . . . . .                  --            --   $      96.4
   Treasury shares purchased-cost basis . . . . . . . . . . . . . . . . .                (8.5)           --            --
                                                                                 ------------   -----------   -----------
 Balance, End of year   . . . . . . . . . . . . . . . . . . . . . . . . .        $       87.9   $      96.4   $      96.4
                                                                                 ------------   -----------   -----------

COMMON SHARES, $1 PAR VALUE
 Balance, Beginning of year   . . . . . . . . . . . . . . . . . . . . . .        $       67.1   $      21.1   $      23.1
   Stock options exercised  . . . . . . . . . . . . . . . . . . . . . . .                  .1            .5            --
   Stock rights issued (cancelled)  . . . . . . . . . . . . . . . . . . .                  --           (.1)           --
   Sale of Common Shares  . . . . . . . . . . . . . . . . . . . . . . . .                 5.0            --            --
   Treasury shares purchased  . . . . . . . . . . . . . . . . . . . . . .                 (.1)         (1.9)         (2.0)
   Capitalization of stock split  . . . . . . . . . . . . . . . . . . . .                  --          38.5            --
   Conversion of convertible debenture  . . . . . . . . . . . . . . . . .                  --           9.0            --
                                                                                 ------------   -----------   -----------
 Balance, End of year   . . . . . . . . . . . . . . . . . . . . . . . . .        $       72.1   $      67.1   $      21.1
                                                                                 ------------   -----------   -----------

PAID-IN CAPITAL
 Balance, Beginning of year   . . . . . . . . . . . . . . . . . . . . . .        $      180.7   $     118.7   $     126.5
   Stock options exercised  . . . . . . . . . . . . . . . . . . . . . . .                 1.7           3.7            --
   Stock rights issued  . . . . . . . . . . . . . . . . . . . . . . . . .                 3.5           2.8           3.2
   Sale of Common Shares  . . . . . . . . . . . . . . . . . . . . . . . .               172.0            --            --
   Treasury shares purchased  . . . . . . . . . . . . . . . . . . . . . .                 (.3)        (10.5)        (11.0)
   Conversion of convertible debenture  . . . . . . . . . . . . . . . . .                  --          66.0            --
                                                                                 ------------   -----------   -----------
 Balance, End of year   . . . . . . . . . . . . . . . . . . . . . . . . .        $      357.6   $     180.7   $     118.7
                                                                                 ------------   -----------   -----------

NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENT SECURITIES
 Balance, Beginning of year   . . . . . . . . . . . . . . . . . . . . . .        $       77.5   $      20.7   $     (28.3)
   Change in net unrealized appreciation (depreciation) . . . . . . . . .               (44.0)         56.8          49.0
                                                                                 ------------   -----------   -----------
 Balance, End of year   . . . . . . . . . . . . . . . . . . . . . . . . .        $       33.5   $      77.5   $      20.7
                                                                                 ------------   -----------   -----------

RETAINED EARNINGS
 Balance, Beginning of year   . . . . . . . . . . . . . . . . . . . . . .        $      207.3   $     208.8   $     287.2
   Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               267.3         153.8          32.9
   Cash dividends on Preferred Shares (9 3/8% annually) . . . . . . . . .                (9.2)         (9.4)         (5.7)
   Cash dividends on Common Shares ($.200, $.191
    and $.172 per share, split effected)  . . . . . . . . . . . . . . . .               (13.9)        (11.4)        (11.3)
   Treasury shares purchased: Preferred Shares  . . . . . . . . . . . . .                (1.3)           --            --
                              Common Shares . . . . . . . . . . . . . . .                (2.0)        (93.5)        (94.3)
   Capitalization of stock split  . . . . . . . . . . . . . . . . . . . .                  --         (38.5)           --
   Other, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                (1.4)         (2.5)           --
                                                                                 ------------   -----------   -----------
 Balance, End of year   . . . . . . . . . . . . . . . . . . . . . . . . .        $      446.8   $     207.3   $     208.8
                                                                                 ------------   -----------   -----------

 TOTAL SHAREHOLDERS' EQUITY   . . . . . . . . . . . . . . . . . . . . . .        $      997.9   $     629.0   $     465.7
                                                                                 ============   ===========   ===========

The 9 3/8% Serial Preferred Shares, Series A, may be redeemed at the Company's option any time on or after May 31, 1996. There are
5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.





The Progressive Corporation and Subsidiaries

                                                                         36 - 37

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                                              (millions)

 For the years ended December 31,                                                        1993          1992          1991
CASH FLOWS FROM OPERATING ACTIVITIES

 Income before cumulative effect of accounting change   . . . . . . . . .        $      267.3   $     139.6   $      32.9
 Adjustments to reconcile income to net
   cash provided by operating activities:
  Depreciation and amortization  . . . . . . . . . . . . . . . . . . . .                 16.1          24.3          28.4
  Net realized gains on security sales . . . . . . . . . . . . . . . . .               (107.9)        (14.5)         (7.4)
  Changes in:
   Unearned premiums   . . . . . . . . . . . . . . . . . . . . . . . . .                157.2          19.8          51.0
   Loss and loss adjustment expense reserves   . . . . . . . . . . . . .                 74.4         197.1         149.7
   Accounts payable and accrued expenses   . . . . . . . . . . . . . . .                  6.2        (154.9)        139.4
   Policy cancellation reserve   . . . . . . . . . . . . . . . . . . . .                  8.0         (13.5)         (4.7)
   Prepaid reinsurance   . . . . . . . . . . . . . . . . . . . . . . . .                 (6.6)          5.3         (12.7)
   Reinsurance recoverables  . . . . . . . . . . . . . . . . . . . . . .                (23.1)       (103.0)       (118.3)
   Premiums receivable   . . . . . . . . . . . . . . . . . . . . . . . .                (68.6)         11.3         (43.2)
   Deferred acquisition costs  . . . . . . . . . . . . . . . . . . . . .                (23.3)          8.9          (5.7)
   Federal income taxes  . . . . . . . . . . . . . . . . . . . . . . . .                  2.0          22.7         (32.9)
   Other, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 21.8           7.5          14.1
                                                                                 ------------   -----------   -----------
      Net cash provided by operating activities . . . . . . . . . . . . .               323.5         150.6         190.6

CASH FLOWS FROM INVESTING ACTIVITIES

 Purchases:
   Held-to-maturity:   fixed maturities   . . . . . . . . . . . . . . . .              (118.1)       (135.0)     (1,083.0)
   Available-for-sale: fixed maturities   . . . . . . . . . . . . . . . .            (1,215.6)     (1,089.6)           --
                       equity securities  . . . . . . . . . . . . . . . .              (358.4)       (123.3)       (198.6)
 Sales:
   Available-for-sale:  fixed maturities  . . . . . . . . . . . . . . . .               323.7         419.4            --
                        equity securities . . . . . . . . . . . . . . . .               326.1         134.1          99.6
 Maturities, paydowns, calls and other:
   Held-to-maturity:   fixed maturities   . . . . . . . . . . . . . . . .                59.5         262.2         813.6
   Available-for-sale: fixed maturities   . . . . . . . . . . . . . . . .               528.5         354.1            --
 Net sales of short-term investments  . . . . . . . . . . . . . . . . . .                69.2         188.1         229.5
(Receivable) payable on securities  . . . . . . . . . . . . . . . . . . .                55.9         (21.4)         22.6
 Purchase of property and equipment   . . . . . . . . . . . . . . . . . .               (60.0)        (17.5)        (45.1)
 Sale of property and equipment   . . . . . . . . . . . . . . . . . . . .                  --           5.4            --
                                                                                 ------------   -----------   -----------
      Net cash used in investing activities   . . . . . . . . . . . . . .              (389.2)        (23.5)       (161.4)

CASH FLOWS FROM FINANCING ACTIVITIES

 Proceeds from exercise of stock options  . . . . . . . . . . . . . . . .                 1.8           4.2            --
 Proceeds from issuance of stock    . . . . . . . . . . . . . . . . . . .               177.0            --          96.4
 Proceeds from funded debt  . . . . . . . . . . . . . . . . . . . . . . .               148.2         170.0         170.0
 Payments of funded debt  . . . . . . . . . . . . . . . . . . . . . . . .              (240.2)       (170.9)       (170.8)
 Dividends paid to shareholders   . . . . . . . . . . . . . . . . . . . .               (23.1)        (20.8)        (17.0)
 Acquisition of treasury shares   . . . . . . . . . . . . . . . . . . . .               (12.2)       (105.9)       (107.3)
                                                                                 ------------   -----------   -----------
      Net cash provided by (used in) financing activities . . . . . . . .                51.5        (123.4)        (28.7)
                                                                                 ------------   -----------   -----------
 Increase (decrease) in cash  . . . . . . . . . . . . . . . . . . . . . .               (14.2)          3.7            .5
 Cash, Beginning of year  . . . . . . . . . . . . . . . . . . . . . . . .                22.9          19.2          18.7
                                                                                 ------------   -----------   -----------
 Cash, End of year  . . . . . . . . . . . . . . . . . . . . . . . . . . .        $        8.7   $      22.9   $      19.2
                                                                                 ============   ===========   ===========

 See notes to consolidated financial statements.





The Progressive Corporation and Subsidiaries

NOTES          TO           CONSOLIDATED          FINANCIAL          STATEMENTS

December 31, 1993, 1992 and 1991



1.  REPORTING AND ACCOUNTING POLICIES

BASIS OF CONSOLIDATION AND REPORTING The accompanying consolidated financial statements include the accounts of The Progressive Corporation and subsidiaries (the Company), all of which are wholly owned. All significant intercompany accounts and transactions are eliminated in consolidation. The Company's investments in subsidiaries exceeded their underlying book value at dates of acquisition by $4.0 million. In the opinion of management, there is no present indication of diminished value; however, in accordance with generally accepted accounting principles, $2.4 million of that amount is being amortized over 25 years.
INVESTMENTS Held-to-maturity: fixed maturity securities are securities which the Company has the positive intent and ability to hold to maturity. These securities are reported at amortized cost with the difference between the original cost and redemption value of these securities earned over the lives of the respective issues and included in investment income.
Available-for-sale: fixed maturity securities are securities held for indefinite periods of time, and may be used as a part of the Company's asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs or other similar economic factors. These securities are carried at market value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reflected in shareholders' equity.
Available-for-sale: equity securities include common stocks and nonredeemable preferred stocks and are reported at quoted market values. Changes in the market values of these securities, net of deferred income taxes, are reflected directly as unrealized appreciation or depreciation in shareholders' equity.
Trading securities are securities bought and held principally for the purpose of selling them in the near term and are reported at market value. Changes in market value are reflected in earnings. The Company has no trading securities as of December 31, 1993.
Short-term investments include certificates of deposit, commercial paper and other securities maturing within one year and are reported at amortized cost, which approximates market.
Financial instruments with off-balance-sheet risk are used in normal investment activities and include commitments to extend credit and various forward, future and interest rate swap positions. Risk is individually evaluated for each position. The difference between the cost and market value of these instruments is included in "net realized gains (losses) on security sales" when realized.
Realized gains and losses on sales of securities are computed based on the first-in first-out method.
PROPERTY AND EQUIPMENT  Property and equipment is recorded at cost.
 Depreciation is provided over the estimated useful lives for assets using accelerated methods.
As of December 31, 1993, the Company had contractual commitments related to the construction of its new corporate office complex totalling $69.4 million, of which $50.5 million had been paid through 1993. Capitalized interest costs were $2.7 million in 1993 and $.3 million in 1992.
INSURANCE PREMIUMS AND RECEIVABLES Insurance premiums written are earned primarily on a pro rata basis over the period of risk. For products where more than 50 percent cancellations are anticipated, premiums written and earned are reduced, though cancellations have not yet occurred.
The Company provides insurance and related services to individuals, lenders and motor carriers throughout the United States and in Canada, and offers a variety of payment plans to meet individual customer needs. Generally, premiums are collected in advance of providing risk coverage, minimizing the Company's exposure to credit risk.
Prior to the second quarter 1992, the Company established a reserve for potential premium refunds under provisions of California Proposition 103; this reserve reduced premiums written and earned $10.2 million in 1992 and $49.7 million in 1991.
LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES Loss reserves represent the estimated liability on claims reported to the Company, plus reserves for losses incurred but not yet reported. Loss adjustment expense reserves represent the estimated expenses required to settle these claims and losses. These estimates are reported net of amounts recoverable from salvage and subrogation. The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income currently. A supplemental loss reserve provides 98 percent statistical confidence that reserves are adequate. The supplemental reserve was $73.1 million (net of $17.6 million of reinsurance recoverables) at both December 31, 1993 and 1992. See Management's Discussion and Analysis for further discussion.
REINSURANCE The Company's reinsurance transactions are primarily attributable to premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Plans-CAIP), for which the Company retains no indemnity risk. The remaining reinsurance arises from the Company seeking to reduce its loss exposure in its non-auto businesses. Prepaid reinsurance premiums are recognized on a pro rata basis over the period of risk.
EARNINGS PER SHARE Net income is reduced by Preferred Share dividends earned during the period for both the primary and fully diluted earnings per share calculations. Primary earnings per share are computed using the weighted number of Common Shares and equivalents, including stock options, assumed outstanding during the period. For 1992 and prior, fully diluted earnings per share assumed the conversion of the convertible debt instrument and the effects of related interest expense and income taxes.



The Progressive Corporation and Subsidiaries

                                                                         38 - 39



DEFERRED ACQUISITION COSTS Deferred acquisition costs include commissions, premium taxes and other costs incurred in connection with writing business. These costs are deferred and amortized over the period in which the related premiums are earned. The Company considers anticipated investment income in determining the recoverability of these costs.
In 1993, the Company early adopted Statement of Position 93-7, "Reporting on
 Advertising Costs," which provides guidance on financial reporting of advertising costs. Included in "other assets" for 1993 are $1.6 million of direct-response advertising costs, which are capitalized and amortized over the estimated period of the benefits. Direct-response advertising costs consist primarily of direct mail expenses and are amortized over a two- to four-year period.
SERVICE REVENUES AND EXPENSES Service revenues are earned on a pro rata basis over the term of the related policies; acquisition expenses are deferred and amortized over the period in which the related revenues are earned.
SUPPLEMENTAL CASH FLOW INFORMATION  Cash includes only bank demand deposits. The
 Company paid Federal income taxes of $91.0 million, $4.0 million and $30.4 million in 1993, 1992 and 1991, respectively. Total interest paid was $38.3 million for 1993, $44.2 million for 1992 and $47.2 million for 1991. In 1992, the $75.0 million Floating Rate Convertible Subordinated Debenture due 2008 was converted into 9.0 million Common Shares.
The Company effected a 3-for-1 stock split in the form of a dividend to shareholders on December 8, 1992. The Company reflected the issuance of the additional Common Shares by transferring $38.5 million from retained earnings to the common stock account. All per share, average equivalent share amounts and stock prices were adjusted to give effect to the split. Treasury shares were not split.
RECLASSIFICATIONS Certain amounts in the financial statements for prior periods were reclassified to conform with the 1993 presentation.

2.  INVESTMENTS

As of December 31, 1993, the Company elected to early adopt Statement of Financial Accounting Standards (SFAS) 115 "Accounting for Certain Investments in Debt and Equity Securities." For 1993, the adoption of SFAS 115 did not have any effect on the Company's results of operations or financial position.

The components of pretax investment income at December 31 were:

    (millions)                                                                1993            1992            1991
 Held-to-maturity:   fixed maturities   . . . . . . . . . .              $    17.4       $    23.2       $    92.2
 Available-for-sale: fixed maturities   . . . . . . . . . .                   88.7            82.4              --
                     equity securities  . . . . . . . . . .                   19.8            23.4            21.4
 Short-term investments   . . . . . . . . . . . . . . . . .                    8.6            10.0            31.2
                                                                     --------------  --------------  --------------
   Investment income  . . . . . . . . . . . . . . . . . . .                  134.5           139.0           144.8

 Gross realized gains:
   Held-to-maturity: fixed maturities . . . . . . . . . . .                    1.0              .5            16.2
   Available-for-sale: fixed maturities . . . . . . . . . .                   20.9            14.9              --
                       equity securities  . . . . . . . . .                  102.3             4.5             8.8
   Short-term investments . . . . . . . . . . . . . . . . .                     --              --              .1
 Gross realized losses:
   Held-to-maturity: fixed maturities . . . . . . . . . . .                     --              --            (1.0)
   Available-for-sale: fixed maturities . . . . . . . . . .                   (4.6)           (4.2)             --
                       equity securities  . . . . . . . . .                  (11.7)           (1.2)          (16.7)
                                                                     --------------  --------------  --------------
    Net realized gains on security sales  . . . . . . . . .                  107.9            14.5             7.4
                                                                     --------------  --------------  --------------
                                                                         $   242.4       $   153.5       $   152.2
                                                                     ==============  ==============  ==============

Changes in unrealized gains (losses) on fixed maturities and equity securities were:

    (millions)                                                                1993            1992            1991
 Unrealized gains (losses):
   Held-to-maturity: fixed maturities . . . . . . . . . . .              $    (2.5)      $   (28.3)      $    35.6
                                                                     ==============  ==============  ==============
   Available-for-sale: fixed maturities . . . . . . . . . .              $     1.6       $    29.1       $      --
                       equity securities  . . . . . . . . .                  (67.6)           56.9            74.2
   Deferred income taxes  . . . . . . . . . . . . . . . . .                   22.0           (29.2)          (25.2)
                                                                     --------------  --------------  --------------
                                                                         $   (44.0)      $    56.8       $    49.0
                                                                     ==============  ==============  ==============

 The composition of the investment portfolio at December 31 was:

                                                                                        GROSS         GROSS
                                                                                   UNREALIZED    UNREALIZED        MARKET
    (millions)                                                           COST           GAINS        LOSSES         VALUE
1993
 Held-to-maturity:
  State and local government obligations  . . . . . . . .           $   309.1     $      19.8     $    (1.5)    $   327.4

 Available-for-sale:
  U.S. government obligations   . . . . . . . . . . . . .                20.5              .3            --          20.8
  State and local government obligations  . . . . . . . .               819.8            18.2          (2.3)        835.7
  Foreign government obligations  . . . . . . . . . . . .                31.8             3.8          (1.8)         33.8
  Corporate debt securities   . . . . . . . . . . . . . .               107.5             5.4           (.2)        112.7
  Asset-backed securities   . . . . . . . . . . . . . . .               732.8             8.3          (4.9)        736.2
  Other debt securities   . . . . . . . . . . . . . . . .                49.5             4.7           (.8)         53.4
                                                                 -------------   -------------   ------------  -----------
                                                                      1,761.9            40.7         (10.0)      1,792.6
  Equity securities   . . . . . . . . . . . . . . . . . .               433.2            21.1           (.4)        453.9
 Short-term investments . . . . . . . . . . . . . . . . .               230.8              .5            --         231.3
                                                                 -------------   -------------   ------------  -----------
                                                                    $ 2,735.0     $      82.1     $   (11.9)    $ 2,805.2
                                                                 =============   =============   ============  ===========
1992
 Held-to-maturity:  . . . . . . . . . . . . . . . . . . .
  State and local government obligations  . . . . . . . .           $   250.4     $      21.2     $     (.4)    $   271.2

 Available-for-sale:
  U.S. government obligations   . . . . . . . . . . . . .                56.0              .8           (.1)         56.7
  State and local government obligations  . . . . . . . .               350.8            15.8           (.1)        366.5
  Foreign government obligations  . . . . . . . . . . . .                31.7              .8           (.1)         32.4
  Corporate debt securities   . . . . . . . . . . . . . .                88.4             2.3           (.2)         90.5
  Asset-backed securities   . . . . . . . . . . . . . . .               840.9            11.0           (.7)        851.2
  Other debt securities   . . . . . . . . . . . . . . . .                40.2              .2           (.6)         39.8
                                                                 -------------   -------------   ------------  -----------
                                                                      1,408.0            30.9          (1.8)      1,437.1
  Equity securities   . . . . . . . . . . . . . . . . . .               310.3            93.0          (4.7)        398.6
 Short-term investments . . . . . . . . . . . . . . . . .               300.0              .5            --         300.5
                                                                 -------------   -------------   ------------  -----------
                                                                    $ 2,268.7     $     145.6     $    (6.9)    $ 2,407.4
                                                                 =============   =============   ============  ===========


The composition of fixed maturities by maturity at December 31, 1993 was:

  (millions)                                                               HELD-TO-MATURITY              AVAILABLE-FOR-SALE

                                                                                       MARKET                         MARKET
                                                                         COST           VALUE           COST           VALUE

 Less than one year . . . . . . . . . . . . . . . . . . .           $    42.7       $    43.0      $   464.6       $   477.2
 One to five years  . . . . . . . . . . . . . . . . . . .               213.4           223.1        1,057.5         1,070.0
 Five to ten years  . . . . . . . . . . . . . . . . . . .                24.3            26.1          185.3           188.6
 More than ten years  . . . . . . . . . . . . . . . . . .                28.7            35.2           54.5            56.8
                                                                 -------------   -------------   ------------    ------------
 Total fixed maturities . . . . . . . . . . . . . . . . .           $   309.1       $   327.4      $ 1,761.9       $ 1,792.6
                                                                 =============   =============   ============    ============

Securities which do not have a single maturity date are reported at average maturity.


At December 31, 1993, bonds in the principal amount of $51.9 million were on deposit with various regulatory agencies to meet statutory requirements.
As of December 31, 1993 and 1992, the Company had committed $46.0 million in uncollateralized lines and letters of credits, of which $0 and $1.7 million, respectively, were outstanding and subject to credit risk as of December 31, 1993 and 1992. In addition, as of December 31, 1993 and 1992, the Company had forward and future positions with contract values of $901.2 million and $375.9 million, respectively, offset by short forward, future or interest rate swap positions (market values of $3.5 million and $1.7 million, respectively), and unmatched short foreign currency positions as of December 31, 1993 with contract values of $80.9 million (market values of $1.9 million); net cash requirements are limited to changes in market values which may vary based upon changes in interest rates and other factors.

                                                                         40 - 41



3.  REINSURANCE

In 1993, the Company adopted SFAS 113, "Accounting and Reporting for
 Reinsurance of Short-Duration and Long-Duration Contracts."SFAS 113 requires amounts related to ceded reinsurance to be shown gross on the financial statements. Prior practice allowed ceding enterprises to report insurance activities net of the effects of reinsurance. The implementation of SFAS 113 has resulted in the Company reporting ceded unearned premium reserves as "prepaid reinsurance premiums" on the balance sheet and reporting ceded unpaid losses and amounts recoverable on paid losses as "reinsurance recoverables." The balance sheet has been restated for the prior period. SFAS 113 also provides risk transfer criteria and prescribes the accounting and reporting standards for reinsurance contracts. The Company reviewed all contracts and determined that there was no impact to its results of operations.
Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. See Management's Discussion and Analysis for further discussion. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. As of December 31, 1993, 69 percent of the "prepaid reinsurance premiums" and 75 percent of the "reinsurance recoverables" relate to CAIP, for which the Company retains no indemnity risk.


The effect of reinsurance on premiums written and earned as of December 31 is as follows:

    (millions)                                             1993                    1992                    1991

                                                    WRITTEN       EARNED      WRITTEN       EARNED      WRITTEN       EARNED
 Direct premiums  . . . . . . . . . . . . .        $1,966.4     $1,808.8     $1,636.8     $1,619.4     $1,536.8     $1,486.3
 Assumed  . . . . . . . . . . . . . . . . .             9.2          9.7          4.3          1.9           .1           .2
 Ceded  . . . . . . . . . . . . . . . . . .          (156.4)      (149.8)      (189.9)      (195.2)      (212.3)      (199.6)
                                                 -----------  -----------  -----------  -----------  -----------  -----------
 Net premiums   . . . . . . . . . . . . . .        $1,819.2     $1,668.7     $1,451.2     $1,426.1     $1,324.6     $1,286.9
                                                 ===========  ===========  ===========  ===========  ===========  ===========

Losses and loss adjustment expenses are net of reinsurance ceded of $138.8 million in 1993, $196.7 million in 1992 and $155.3 million in 1991.

4.  FEDERAL INCOME TAXES

The provision for Federal income taxes in the accompanying consolidated statements of income differs from the statutory rates as follows:

    (millions)                                                 1993                    1992                     1991

 Income before Federal income taxes   . . .        $   373.1                 $  178.7                   $  32.9
                                                 ===========               ===========               ===========
 Tax at statutory rate  . . . . . . . . . .        $  130.6           35%    $   60.8           34%     $  11.2           34%
 Tax effect of--
   Exempt interest income . . . . . . . . .           (15.4)          (4)       (12.9)          (7)       (16.5)         (50)
   Dividends received deduction . . . . . .            (4.3)          (1)        (6.4)          (4)        (8.9)         (27)
   Deferred tax asset write-down  . . . . .              --           --           --           --         14.2           43
   Other items, net . . . . . . . . . . . .            (5.1)          (2)        (2.4)          (1)          --           --
                                                 -----------  -----------  -----------  -----------  -----------  -----------
                                                   $  105.8           28%    $   39.1           22%     $    --           --%
                                                 ===========  ===========  ===========  ===========  ===========  ===========


The current portion of the Federal income tax provision was $90.3 million in 1993, $8.2 million in 1992 and $20.5 million in 1991. For tax purposes, the alternative minimum tax (AMT) credit carryover was $0 and $13.3 million at December 31, 1993 and 1992, respectively. Due to strong underwriting earnings in the current year, the entire AMT credit carryover was used in 1993.

Deferred Federal income taxes reflect the impact for financial statement reporting purposes of "temporary differences" between the financial statement carrying amounts and tax bases of assets and liabilities. At December 31, 1993 and 1992, the components of the net deferred tax asset were as follows:

    (millions)
                                                                                                     1993          1992
 Deferred tax assets:
   Unearned premium reserve . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $    48.1     $    36.1
   Non-deductible accruals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              25.4          23.1
   AMT credit carryover . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                --          13.3
   Capitalized expenditures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               2.1           4.3
   Loss discounting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               5.2           5.3
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                --           4.5
 Deferred tax liabilities:
   Deferred acquisition costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             (43.6)        (34.4)
   Unrealized gains . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             (18.0)        (40.0)
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              (5.5)           --
                                                                                              ------------  ------------
 Net deferred tax asset   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $    13.7     $    12.2
                                                                                              ============  ============


Deferred Federal income taxes include noninterest bearing special estimated tax deposits made pursuant to Section 847 of the Internal Revenue Code of $40.5 million, $36.5 million and $33.7 million at December 31, 1993, 1992 and 1991, respectively.
The Omnibus Budget Reconciliation Act of 1993 increased the maximum tax rate for corporations from 34 percent to 35 percent, effective for tax years beginning after December 31, 1992. As a result of this change in rate, the Company was able to write up the value of its deferred tax asset. The effect of this write-up was to increase net deferred tax assets which increased net income by $2.1 million, or $.03 per share, in 1993.
The $14.2 million write-down of the deferred tax asset in 1991 was required under SFAS 96, "Accounting for Income Taxes," because, based on facts at December 31, 1991, the Company could not demonstrate absolute assurance that the benefit of AMT credit carryover for financial statement purposes would be realized in the future. Effective January 1, 1992, the Company adopted SFAS 109, "Accounting for Income Taxes," which changed the method of accounting for income taxes. Under SFAS 109, the Company was able to demonstrate that the benefit of deferred tax assets was fully realizable. The cumulative effect of adopting SFAS 109 was to restore deferred tax assets and increased net income $14.2 million, or $.20 per share, in 1992.
As of December 31, 1993, the Company included in "Federal income taxes" $6.4 million of foreign tax credit carryover. Of this amount, $1.9 million, $2.8 million and $1.7 million will expire at the end of 1996, 1997 and 1998, respectively, unless previously used.


5.    DEBT

During 1993, the maximum amount of bank borrowings outstanding was $170.0 million, and the daily average amount outstanding was $3.4 million, at an average annual interest rate of 5.3 percent.

Funded debt at December 31 consisted of:

    (millions)                                                                                       1993          1992

 Revolving credit agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $      --     $    50.0
 Credit facilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                --         120.0
 7% Notes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             148.2            --
 8 3/4% Debentures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                --          69.7
 8 3/4% Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              28.8          28.6
 10% Notes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             149.3         149.3
 10 1/8% Subordinated Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             149.2         149.1
 Other funded debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               1.6           1.8
                                                                                              ------------  ------------
                                                                                                $   477.1     $   568.5
                                                                                              ============  ============


Funded debt includes amounts the Company has borrowed and contributed to the capital of its insurance subsidiaries or borrowed for other long-term purposes.
In May 1990, the Company entered into a revolving credit arrangement with National City Bank, which is reviewed by the bank annually. Under this agreement, the Company had the right to borrow up to $50.0 million. In February 1994, the Company reduced this revolving credit arrangement to $20.0 million. See Note 12-Subsequent Events. By selecting from available credit options, the Company may elect to pay interest at rates related

                                                                         42 - 43



 to the London interbank offered rate, the bank's base rate or at a money market rate. A commitment fee is payable on any unused portion of the committed amount at the rate of .125 percent per annum. At December 31, 1993, the Company had no borrowings under this arrangement; at December 31, 1992, $50.0 million was outstanding.
In May 1990, the Company also entered into a four-year credit facility with Morgan Guaranty Trust Company of New York under which the Company had the right to borrow up to $75.0 million. By selecting from available credit options, the Company could have elected to pay interest at rates related to the London interbank offered rate, the bank's CD rate, a base lending rate or a quoted rate. A commitment fee was payable on any unused portion of the committed facility at the rate of .15 percent per annum. At December 31, 1993 and 1992, the Company had no borrowings under this agreement. In February 1994, the Company terminated this credit facility. See Note 12--Subsequent Events.
In October 1989, the Company entered into a five-year credit facility agreement with a group of banks under which the Company secured the right to borrow up to $235.0 million and request an additional $235.0 million. By selecting from available credit options, the Company could have elected to pay interest at rates related to the London interbank offered rate or the greater of the agent bank's base lending rate or a rate based on the Federal funds' rate. A commitment fee was payable on any unused portion of the committed facility at the rate of .125 percent per annum. The agreement provided for a utilization fee not to exceed .10 percent on the average amount of outstanding borrowings. At December 31, 1993, no borrowings were outstanding under this arrangement; at December 31, 1992, $120.0 million was outstanding. In February 1994, the Company terminated this agreement. See Note 12--Subsequent Events.
In October 1993, the Company sold $150.0 million of noncallable 7% Notes due
 2013 with interest payable semiannually. The fair value of these Notes was $145.3 million at December 31, 1993.
In February 1987, the Company sold $100.0 million, $70.0 million after the May
 1989 debt exchange, of 8 3/4% Debentures due 2017 with interest payable semiannually. In December 1993, the Company redeemed the entire $70.0 million principal amount of these Debentures. The Company redeemed the Debentures at
 105.425 percent of the principal amount, plus accrued interest, with the proceeds of the sale of certain securities in its investment portfolios. A $4.0 million charge on debt extinguishment was recorded as a "non-recurring item." The fair value of this debt was $69.2 million at December 31, 1992.
In May 1989, the Company issued $30.0 million of 8 3/4% Notes due 1999 in exchange for $30.0 million of the 8 3/4% Debentures due 2017. These Notes are noncallable and interest is payable semiannually. The fair value of these Notes was $33.7 million and $31.8 million at December 31, 1993 and 1992, respectively.
In December 1988, the Company sold $150.0 million of 10% Notes due 2000 and
 $150.0 million of 10 1/8% Subordinated Notes due 2000. All such Notes are noncallable. Interest is payable semiannually on both issues. The fair values of the 10% Notes and 10 1/8% Subordinated Notes were $180.6 million and $181.2 million, respectively, at December 31, 1993 and $170.4 million and $169.1 million, respectively, at December 31, 1992.
As of December 31, 1993, the Company is in compliance with its financial debt covenants. The most restrictive financial covenant, which appeared under the recently terminated credit facilities, provided that senior indebtedness could not exceed 200 percent of long-term capital.
In January 1994, the Company sold $200.0 million of its 6.60% Notes due 2004.
 See Note 12--Subsequent Events.
Aggregate principal payments on funded debt outstanding at December 31, 1993 are $.4 million for 1994, 1995 and 1996, $.3 million for 1997, $.1 million for 1998 and $480.0 million thereafter.

6.   LITIGATION

The Company, or its subsidiaries, are named as defendant in various lawsuits generally relating to their business. Numerous legal actions arise from claims made under insurance policies issued by the subsidiaries or in connection with previous reinsurance agreements. These actions were considered by the Company in establishing its loss reserves. The Company believes that the ultimate disposition of these and other pending lawsuits will not materially impact the Company's operations or financial position.

7.   STATUTORY FINANCIAL INFORMATION

At December 31, 1993, $91.5 million of consolidated statutory policyholders' surplus represents net admitted assets of the Company's insurance subsidiaries that are not transferable in the form of dividends, loans or advances to the Company. Generally, the net admitted assets of insurance subsidiaries available for transfer to the Company are restricted by state law and are limited to those net admitted assets, as determined in accordance with statutory accounting principles, which exceed minimum statutory capital requirements.
During 1993, the insurance subsidiaries paid aggregate cash dividends of $131.3 million, and one subsidiary returned $32.9 million of previously contributed capital to the Company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $117.1 million in 1994 without prior approval from regulatory authorities. These limitations may change during 1994, which could affect the dividends permitted to be paid without prior approval. Statutory policyholders' surplus was $703.6 million and $658.3 million at December 31, 1993 and 1992, respectively. Statutory net income was $188.6 million, $61.7 million and $76.8 million for the years ended December 31, 1993, 1992 and 1991, respectively.

8.   LEASE COMMITMENTS

The Company has operating lease commitments with terms greater than one year for equipment and office space, some with options to renew at the end of the lease periods. The minimum rental commitments under all such noncancelable leases at December 31, 1993 are as follows (in millions): 1994--$20.2; 1995--$14.5; 1996--$8.8; 1997--$2.6; 1998--$.7; and thereafter--$.1. Total rental expense incurred by the Company for 1993, 1992 and 1991 was $31.3 million, $35.4 million and $33.4 million, respectively.

9.   EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS In 1990, the Company adopted a defined contribution pension plan covering employees hired after December 31, 1988, who meet requirements as to age and length of service. The Company's funding policy was to contribute 1.3 percent of each eligible employee's compensation up to the Social Security wage base. Company contributions were $.7 million in 1993, $.5 million in 1992 and $.3 million in 1991. Effective January 1, 1994, the plan was amended to include all employees who meet requirements as to age and length of service. Under the amended plan, contributions vary from one percent to five percent of compensation up to the Social Security wage base, based on years of eligible service.
The Company has a defined benefit pension plan which covered employees hired before January 1, 1989 who met requirements as to age and length of service. This plan was curtailed on December 31, 1993, and the Company recognized a $1.5 million gain. The benefits accruals, based on years of service and the employee's career average compensation up to the Social Security tax base, were frozen as of December 31, 1993. The Company's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes.


The following table sets forth the defined benefit plan information as of December 31:

  (millions)                                                                           1993              1992              1991
 Actuarial present value of benefit obligations:
  Vested benefit obligation   . . . . . . . . . . . . . . . . . . . . . .         $    15.8         $     9.2        $      5.5
                                                                                  =========         =========        ==========
  Accumulated benefit obligation  . . . . . . . . . . . . . . . . . . . .         $    16.8         $    12.3        $      8.8
                                                                                  =========         =========        ==========
  Projected benefit obligation for service
   rendered to date . . . . . . . . . . . . . . . . . . . . . . . . . . .         $    16.8         $    16.6        $     12.3
 Plan assets at fair value, primarily government
   and corporate taxable bonds  . . . . . . . . . . . . . . . . . . . . .              17.9              13.6              16.4
 Plan assets net of projected benefit obligation  . . . . . . . . . . . .               1.1              (3.0)              4.1
 Unrecognized actuarial gains   . . . . . . . . . . . . . . . . . . . . .              (1.9)             (3.6)             (8.8)
 Unrecognized prior service cost  . . . . . . . . . . . . . . . . . . . .                --                .7                .8
 Unrecognized transition asset at January 1, 1987,
   recognized over 21 years . . . . . . . . . . . . . . . . . . . . . . .               (.3)              (.3)              (.4)
                                                                                  ---------         ---------        ----------
 Pension liability recognized in the
   consolidated balance sheets  . . . . . . . . . . . . . . . . . . . . .         $    (1.1)        $    (6.2)       $     (4.3)
                                                                                  =========         =========        ==========
 Net pension cost included the following components:
  Service cost-benefits earned during the period  . . . . . . . . . . . .         $     1.9         $     2.5        $      2.1
  Interest cost on projected benefit obligation   . . . . . . . . . . . .               1.2               1.1                .9
  Actual return on plan assets  . . . . . . . . . . . . . . . . . . . . .              (1.2)             (1.3)             (2.2)
  Net amortization and deferral   . . . . . . . . . . . . . . . . . . . .               (.5)              (.4)               .2
                                                                                  ---------         ---------        ----------
  Net periodic pension cost   . . . . . . . . . . . . . . . . . . . . . .         $     1.4         $     1.9        $      1.0
                                                                                  =========         =========        ==========


The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0 percent for 1993, 8.0 percent for 1992 and 9.0 percent for 1991. The expected long-term rate of return on assets was 8.0 percent for 1993 and 1992 and 9.0 percent for 1991. The rate of increase in future compensation levels was 8.0 percent in 1992 and 1991.
POSTEMPLOYMENT BENEFITS The Company provides various postemployment benefits to former or inactive employees, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits including workers' compensation and continuation of health care benefits. In 1993, the Company early adopted SFAS 112, "Accounting for Postemployment Benefits," and recognized its obligation of $.9 million at December 31, 1993. The Company's policy is to fund annually the maximum amount of its obligation that can be deducted for Federal income tax purposes.
POSTRETIREMENT BENEFITS The Company provides postretirement health and life benefits to all employees who met requirements as to age and length of service at December 31, 1988. The Company recognized its obligation of $.4 million at December 31, 1993 and 1992 and $1.4 million at December 31, 1991. The
 Company's policy is to fund annually the maximum amount of its obligation that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future.
LONG-TERM SAVINGS PLAN The Company has a Long-Term Savings Plan (LTSP) under which the Company matches, into Company stock purchase accounts, a maximum of
 3.0 percent of an employee's eligible salary or wages contributed to the LTSP. Company contributions were $3.8 million in 1993, $3.6 million in 1992 and $3.7 million in 1991.

                                                                         44 - 45



INCENTIVE COMPENSATION PLANS Under the Company's 1985 Restricted Stock Plan, key employees were awarded Common Shares which vested over future employment periods. An amount equal to the market value of the shares at the date of grant was charged to income over the vesting period. During 1993, the remaining 297,419 shares under this plan vested. No awards may be granted under this plan after December 31, 1993.
The Company's 1989 Incentive Plan provides for the granting of stock options and other stock-based awards to key employees of the Company. The 6,500,000 Common Shares authorized under the Incentive Plan have been registered. Outside of the Incentive Plan, the Company registered 1,425,000 Common Shares relating to stock options granted to key employees of the Company. The nonqualified stock options granted are for periods up to ten years, become exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All options were granted at the fair market value at the date of grant.


A summary of all stock option activity (adjusted for the December 1992 3-for-1 stock split) during the three years ended December 31, follows:

                                           1993                               1992                                1991

                                 NUMBER OF        OPTION PRICES    NUMBER OF        OPTION PRICES    NUMBER OF        OPTION PRICES
OPTIONS OUTSTANDING                 SHARES            PER SHARE       SHARES            PER SHARE       SHARES            PER SHARE
Beginning of year . . . . . .    4,123,003    $ 7.666 to 19.833    3,301,176    $ 7.666 to 19.833    2,744,976    $ 7.666 to 18.291
 Add (deduct):
 Granted  . . . . . . . . . .      693,325     29.625              1,581,750     15.458 to 18.833      767,100     14.458 to 20.208
 Exercised  . . . . . . . . .      (96,443)     9.250 to 19.666     (531,497)     7.666 to 18.291           --                   --
 Cancelled  . . . . . . . . .     (230,998)     9.125 to 29.625     (228,426)     9.125 to 19.375     (210,900)     9.250 to 20.208
                                -----------  -------------------  -----------  -------------------  -----------  -------------------
End of year . . . . . . . . .    4,488,887    $ 7.666 to 29.625    4,123,003    $ 7.666 to 19.833    3,301,176    $ 7.666 to 19.833
                                ===========  ===================  ===========  ===================  ===========  ===================
Exercisable, end of year. . .      934,592    $ 7.666 to 19.833      759,238    $ 7.666 to 19.666      788,997    $ 7.666 to 18.291
                                ===========  ===================  ===========  ===================  ===========  ===================
Available, end of year. . . .    2,808,173                         1,270,500                         2,623,824
                                ===========                       ===========                       ===========

The amounts charged to income for incentive compensation plans, including a cash bonus program for key members of management and a gainsharing payment to all other employees, were $24.7 million in 1993, $12.0 million in 1992 and $4.7 million in 1991.

10.  RELATED PARTY TRANSACTIONS

In April 1988, the Company sold to Alfred Lerner, then Chairman of the
 Company's Board of Directors, a $75.0 million Floating Rate Convertible Subordinated Debenture due 2008 (convertible debenture). On December 16, 1992, the convertible debenture was converted into 9,000,000 Common Shares. On the same date, Mr. Lerner sold, in an underwritten public offering, 5,175,000 of the Common Shares received upon such conversion. In 1993, Mr. Lerner sold the remaining 3,825,000 shares. The public offering was completed pursuant to the terms of the registration rights provisions of the convertible debenture, under which the Company paid $5.1 million in underwriting and other expenses of the offering, which were charged directly to shareholders' equity. In addition, Mr. Lerner ended his employment agreement with the Company, and the Company paid him $10.0 million. Prior to the conversion, the Company incurred interest expense on the convertible debenture of $4.5 million in 1992 and $6.5 million in 1991.
As of June 30, 1992, the Company exercised its right to terminate the Investment Management Agreement with Progressive Partners Limited Partnership (Progressive Partners) as part of its strategy to compete more effectively by lowering costs. Mr. Lerner had a 50 percent interest in Progressive Partners. Upon such termination, the Company paid Progressive Partners a one-time termination fee, and an additional incentive fee for the period ended June 30, 1992, in the aggregate amount of $54.6 million, determined according to a formula contained in the Investment Management Agreement. Progressive Partners' investment staff became employed by a wholly-owned subsidiary of the Company and continues to provide the Company with investment and capital management services. Prior to the termination of the Agreement, the Company incurred investment management service fees to Progressive Partners of $10.5 million for 1992 and $19.1 million for 1991.
In January 1991, the Company purchased 4,851,000 shares (adjusted for the
 2-for-1 stock split paid February 12, 1993), or 4.9 percent, of MBNA Corporation in connection with its initial public offering. At the time of the transaction, Mr. Lerner was Chairman of the Board and Chief Executive Officer of MBNA Corporation and owned 10 percent of its common stock. During 1993, the Company sold its entire holding of MBNA Corporation, recognizing realized gains of $74.3 million.

                                                                         46 - 47



11.  SEGMENT INFORMATION

The operating segments of the Company and subsidiaries are classified into Insurance and Service. Expense allocations are based on assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets to segments.

For the years ended December 31,
    (millions)                                  1993                          1992                          1991

                                                        PRETAX                         PRETAX                         PRETAX
                                       REVENUES   PROFIT (LOSS)      REVENUES    PROFIT (LOSS)      REVENUES    PROFIT (LOSS)
 Insurance operations . . .           $ 1,668.7     $   177 .8      $ 1,426.1       $    49.6      $ 1,286.9       $   (46.9)
 Service operations   . . .                43.7           6 .8           53.3            (4.3)          54.0            (2.1)
                                   -------------  -------------   ------------    ------------   ------------    ------------
   Total operations . . . .             1,712.4         184 .6        1,479.4            45.3        1,340.9           (49.0)
 Proposition 103
    reserve reduction . . .                  --             --          106.0           106.0             --              --
 Investment income  . . . .               242.4         242 .4          153.5           153.5          152.2           152.2
 Interest expense and
    other costs   . . . . .                  --          (53.9)            --          (126.1)            --           (70.3)
                                   -------------  -------------   ------------    ------------   ------------    ------------
   Total  . . . . . . . . .           $ 1,954.8     $   373 .1      $ 1,738.9       $   178.7      $ 1,493.1       $    32.9
                                   =============  =============   ============    ============   ============    ============

12.  SUBSEQUENT EVENTS

On January 12, 1994, the Company sold $200.0 million of its 6.60% Notes due
 2004 in an underwritten public offering. The Notes were priced to yield 6.62 percent. The Notes are noncallable, and interest is payable semiannually.
Effective February 1, 1994, the Company cancelled its $75.0 million credit facility with Morgan Guaranty Trust Company of New York and reduced its revolving credit arrangement with National City Bank to $20.0 million from $50.0 million. Effective February 10, 1994, the Company cancelled the remaining $185.0 million under the credit facility agreement with a group of banks. Since the first half of 1993, the Company raised over $500 million through the sale of its debt and equity securities in the public market and, therefore, is not currently in need of these credit facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The consolidated financial statements and the related notes on pages 34 through 46, together with the supplemental information on pages 50 through 55, should be read in conjunction with the following discussion of our consolidated financial condition and results of operations.

FINANCIAL CONDITION The Progressive Corporation is a holding company and does not have any revenue producing operations of its own. It receives cash through borrowings, equity sales, subsidiary dividends and other transactions, and may use the proceeds to contribute to the capital of its insurance subsidiaries in order to support premium growth, to repurchase its Common Shares and other outstanding securities, to redeem debt, and for other business purposes. In 1993, the Company sold 4,950,000 Common Shares for net proceeds of $177.0 million, $150.0 million of its 7% Notes due 2013 and filed a shelf registration for $200.0 million of its debt securities (in January 1994, the Company sold $200.0 million of its 6.60% Notes due 2004 under the shelf registration statement). During 1993, the Company repurchased .4 million of its Serial Preferred Shares, Series A, for a cost of $9.8 million, repaid $170.0 million borrowed under its credit facilities and redeemed the entire $70.0 million of its 8 1/4 % Debentures.
During the three-year period ended December 31, 1993, the Company also sold
  4,000,000 Serial Preferred Shares, Series A, for net proceeds of $96.4 million, repurchased 4.4 million Common and Serial Preferred Shares at a total cost of $225.4 million, and decreased its aggregate borrowings $167.3 million. During the same period, The Progressive Corporation received $393.3 million from its insurance subsidiaries, net of capital contributions made to these subsidiaries. The regulatory restrictions on subsidiary dividends are described in Note 7 to the financial statements.
The Company has substantial capital resources and is unaware of any trends, events or circumstances that are reasonably likely to affect its capital resources in a material way. The Company also has available a $20.0 million revolving credit agreement. The Company believes it has sufficient borrowing capacity and other capital resources to support current and anticipated growth.
The Company's insurance operations create liquidity by collecting and investing premiums written from new and renewal business in advance of paying claims. For the three years ended December 31, 1993, operations generated a positive cash flow of $664.7 million, and cash flow is expected to be positive in both the short-term and reasonably foreseeable future. The Company's substantial investment portfolio is highly liquid, consisting almost entirely of readily marketable securities. The Company does not expect any material changes in its cash requirements and is not aware of any trends, events or uncertainties that are reasonably likely to have a material effect on its liquidity.
Total capital expenditures for the three years ended December 31, 1993, aggregated $122.6 million. In spring 1992, construction began on the Company's new corporate office complex in Mayfield Village, Ohio, and in December 1993, the Company began occupying a portion of this complex. Construction is expected to be completed in 1994. The new facility will consist of approximately 520,000 square feet of space and will replace office space held under expiring leases in a number of locations in the Cleveland area. The cost of the project is currently estimated at $74.8 million, and is being funded through operating cash flows. As of December 31, 1993, $50.5 million of the project's cost had been paid.
In June 1992, the Company reached an agreement with the California Department of Insurance to refund approximately $50 million of premiums (including interest) on business written between November 8, 1988 and November 7, 1989 to approximately 260,000 policyholders, thereby settling all rollback and refund exposure since Proposition 103 was adopted in November 1988. As a result, the Proposition 103 premium refund and rollback reserve was reduced by $106.0 million.
During the second quarter 1992, the Company changed its financial arrangement with Progressive Partners Limited Partnership (Progressive Partners), its investment manager, as part of its strategy to compete more effectively for private passenger auto insurance by lowering costs. Under the new arrangement, Progressive Partners' people, now employed by a wholly-owned Progressive subsidiary, continue to provide the Company with investment and capital management. The transaction involved paying Progressive Partners a one-time fee for terminating the investment management contract, and an additional incentive fee for the period ended June 30, 1992, in the aggregate amount of $54.6 million. This transaction reduced the Company's costs for investment and capital management.
In December 1992, Mr. Alfred Lerner, then Chairman of the Company, converted his $75.0 million Floating Rate Convertible Subordinated Debenture due 2008 into 9,000,000 Common Shares and sold 5,175,000 of those Common Shares in an underwritten public offering. The public offering was completed pursuant to the registration rights provisions of the convertible debenture, under which the Company paid $5.1 million in underwriting and other expenses of the offering. These expenses were charged directly to shareholders' equity in accordance with generally accepted accounting principles. On the same date, Mr. Lerner agreed to a termination of his employment agreement with the Company, and, in connection with these transactions, the Company paid Mr. Lerner $10.0 million.
The Company invests in fixed maturity, short-term and equity securities. The
  Company's investment strategy recognizes its need to maintain capital adequate to support its insurance operations. Therefore, the Company evaluates the risk/reward trade-offs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity of the investment portfolio. The majority of the portfolio at December 31, 1993, was in short-term and intermediate-term, investment-grade fixed-income securities. Fixed maturity securities which are held-to-maturity and short-term securities are reported at amortized cost; amortized cost of short-term securities approximates market. Available-for-sale securities are held for indefinite periods of time and include fixed maturities and equity securities. The available-for-sale securities are reported at market value with the changes in market value, net of deferred income taxes, reported directly in shareholders' equity as unrealized appreciation or depreciation. As of December 31, 1993, the mark-to-market net gains in the Company's available-for-sale portfolio were $51.4 million ($33.5 million, net of deferred income taxes), compared to $117.4 million ($77.5 million, net of taxes). The weighted average fully taxable equivalent yield of the portfolio was 8.7 percent, 8.6 percent and 9.4 percent as of December 31, 1993, 1992 and 1991, respectively. (See Note 2--Investments, for a more detailed breakdown of the investment portfolio.)
As of December 31, 1993, the Company held $122.5 million of Collateralized
  Mortgage Obligations (CMOs), compared to $189.8 million last year. CMOs held by the Company are highly liquid with readily available quotes, and, at December 31, 1993, have an average life of 1.6 years. Eighty-nine percent of the CMOs held by the Company are rated AAA by Moody's and Standard & Poor's. As of December 31, 1993, the Company's total CMO portfolio had an unrealized loss of $3.7 million, compared to an unrealized gain of $.5 million last year.
Investments in the Company's portfolio have varying degrees of risk. Equity securities generally have greater risks than the non-equity portion of the portfolio since these securities are subordinate to the rights of debt holders and other creditors of the issuer. As of December 31, 1993, the mark-to-market net gains in the Company's equity portfolio were $20.7 million ($13.5 million, net of taxes), compared to $88.3 million ($58.3 million, net of taxes). The Company continually evaluates the creditworthiness of each issuer for all securities held in its portfolio. Changes in market value are evaluated to determine the extent to which such changes are attributable to:
  (i) interest rates, (ii) market-related factors other than interest rates, and (iii) financial conditions, business prospects and other fundamental factors specific to the issuer. It is the Company's general policy to dispose of securities when the Company determines that the issuer is unable to reverse its deteriorating financial condition and the prospects for its business within a reasonable period of time. In less severe circumstances, the Company may decide to dispose of a portion of its holdings in a specific issuer when the risk profile of the investment becomes greater than its tolerance for such risk.

RESULTS OF OPERATIONS Direct premiums written increased 20 percent to $1,966.4 million in 1993, compared to $1,636.8 million in 1992 and $1,536.8 million in 1991. These amounts include premiums written under state-mandated involuntary Commercial Auto Insurance Plans (CAIP), for which the Company retains no indemnity risk, of $98.0 million in 1993, $142.2 million in 1992 and $180.0 million in 1991. The Company provides policy and claim processing services to 28 state CAIPs, compared to 26 in 1992 and 25 in 1991; the size of the CAIP market continues to decrease. Net premiums written increased 25 percent to $1,819.2 million, compared to $1,451.2 million in 1992 and $1,324.6 million in 1991. Premiums earned, which are a function of the amount of premiums written in the current and prior periods, increased 17 percent in 1993, compared to 11 percent in 1992 and 8 percent in 1991. In 1989, the Company established a reserve for potential premium rollbacks and refunds under provisions of Proposition 103 and added to the reserve in subsequent years; the reserve reduced premiums written and earned $10.2 million and $49.7 million in 1992 and 1991, respectively. In 1992, the Company settled its financial responsibility under California Proposition 103 and reduced its reserve as described above.
In 1993, the Company's Core business' net premiums written grew 25 percent, driven by an increase in unit sales. The Company anticipates continued growth in its Core business in 1994; however, it has begun to price so underwriting margins move down to four percent. As a result, in the short run, operating earnings may not increase in proportion to volume growth.
Claim costs, the Company's most significant expense, represent actual payments made and changes in estimated future payments to be made to or on behalf of its policyholders, including expenses required to settle claims and losses. These costs include a loss estimate for future assignments and assessments, based on current business, under state-mandated involuntary automobile programs. Claims costs are influenced by inflation and loss severity and frequency, the impact of which is mitigated by adequate pricing. Increases in the rate of inflation increase loss payments which are made after premiums are collected. Accordingly, anticipated rates of inflation are taken into account when the Company establishes premium rates and loss reserves. Claim costs, expressed as a percentage of premiums earned, were 62 percent in 1993, compared to 65 percent in 1992 and 67 percent in 1991. The personnel reductions in late 1991 and early 1992, along with other cost-cutting measures and the favorable run-off of the Transportation business, reduced the Company's losses and loss adjustment expenses.
Policy acquisition and other underwriting expenses as a percentage of premiums earned were 28 percent in 1993, compared to 31 percent in 1992 and 37 percent in 1991. The decrease re-flects the cost-cutting measures discussed above, as well as process improvements, changed workflows and lower commission programs.
Service revenues were $43.7 million in 1993, compared to $53.3 million in 1992 and $54.0 million in 1991; the decrease in revenues is in conjunction with the decrease in CAIP premiums written. Service businesses generated a pretax operating profit of $6.8 million in 1993, compared to a pretax loss of $4.3 million in 1992 and a pretax loss of $2.1 million in 1991. During 1992, we increased loss adjustment expense reserves $6.2 million.
Recurring investment income (interest and dividends) decreased 3 percent to $134.5 million in 1993, 4 percent to $139.0 million in 1992 and 5 percent to $144.8 million in 1991, primarily due to lower prevailing interest rates. Net realized gains on security sales were $107.9 million in 1993, $14.5 million in 1992 and $7.4 million in 1991. A significant portion of the 1993 realized gains resulted from the sale of certain equity securities held in the Company's investment portfolio.
President Clinton signed the Omnibus Budget Reconciliation Act of 1993, which, among other items, increased the statutory tax rate to 35 percent. Effective January 1, 1992, the Company adopted SFAS 109 and was able to demonstrate that the benefit of deferred tax assets was fully realizable. The cumulative effect of adopting SFAS 109 increased net income $14.2 million, or $.20 per share. In 1991, the deferred tax asset write-down, as required under SFAS 96, was included in the Federal income tax provision.

ENVIRONMENTAL AND PRODUCT LIABILITY EXPOSURES Because the Company has been primarily an insurer of motor vehicles, it has limited exposure for environmental, product and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known by it and, in addition, has a supplemental reserve that is in an amount substantially in excess of the potential exposure for such claims. The Company does not believe that these claims will have a material impact on the Company's liquidity, results of operations or financial condition.
However, the ultimate costs of the environmental and product liability claims are inherently difficult to project due to numerous uncertainties, including causation and policy coverage issues, the possible uncollectability of related reinsurance and third party indemnity arrangements, unsettled and sometimes conflicting case law, difficulties in determining the scope of any contamination or injury and the nature and cost of the appropriate remedial action and the number and financial condition of responsible parties and their insurers, among other factors.
Most of the Company's exposure for such claims results from Progressive's acquisition in 1985 of American Star Insurance Company, since renamed National Continental Insurance Company. When American Star was acquired, the seller agreed to administer all claims asserted under policies previously written by American Star and to pay all losses incurred under such policies, including those covered by reinsurance then in place on some of the policies. The seller encountered major financial difficulties as a result of losses in Hurricane Andrew and, despite having paid all losses and adjusted all claims on the old business since 1985, has contested its obligation to administer these claims and to pay the losses not being paid by some of the reinsurers. The dispute has been submitted to arbitration and is scheduled to be heard by an arbitration panel during the second quarter. If it is determined that the seller is responsible for all of these losses, the amounts could be material to it. According to a recent study by independent actuaries for the seller, aggregate reserves on this business are about $19.2 million. Of that amount, about $6.3 million is being contested in the arbitration, $7.8 million is the admitted obligation of the seller and the balance is the responsibility of reinsurance sources that are paying their obligations.
The Company will continue to monitor these exposures, adjust the related reserves appropriately as additional information becomes known and disclose any material developments.

TEN           YEAR           SUMMARY     --      FINANCIAL           HIGHLIGHTS


Not covered by report of independent accountants

                                                                   (millions-except per share amounts and number of people employed)


                                                                                                   1993           1992
INSURANCE COMPANIES' SELECTED FINANCIAL INFORMATION
   AND OPERATING STATISTICS-STATUTORY BASIS

 Reserves:
   Loss and loss adjustment expense . . . . . . . . . . . . . . . . . . . . . . . . .          $1,053.7        $  994.7
   Unearned premiums  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             688.9           538.5

 Policyholders' surplus . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             703.6           658.3

 Ratios:
   Net premiums written to policyholders' surplus   . . . . . . . . . . . . . . . . .               2.6             2.2

   Loss and loss adjustment expense reserves to policyholders' surplus  . . . . . . .               1.5             1.5

   Loss and loss adjustment expense . . . . . . . . . . . . . . . . . . . . . . . . .              62.6            68.3
   Underwriting expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              25.4            29.8
                                                                                               ---------       ---------
   Statutory combined ratio . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              88.0            98.1


SELECTED CONSOLIDATED FINANCIAL INFORMATION-GAAP BASIS

 Total revenues   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $1,954.8        $1,738.9

 Total assets1  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           4,011.3         3,440.9

 Total shareholders' equity   . . . . . . . . . . . . . . . . . . . . . . . . . . . .             997.9           629.0

 Common Shares outstanding  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              72.1            67.1

 Book value per Common Share  . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $  12.62        $   7.94

 Return on average shareholders' equity2  . . . . . . . . . . . . . . . . . . . . . .              36.0%           34.7%

 Funded debt outstanding  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $  477.1        $  568.5

 Ratio of funded debt to capital  . . . . . . . . . . . . . . . . . . . . . . . . . .                32%             47%

 GAAP underwriting margin . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              10.7             3.5

 Number of people employed  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             6,101           5,591


1 Pursuant to SFAS 113, amounts for 1990 through 1992 were restated. (See Note 3--Reinsurance)

2 Net income minus preferred share dividends divided by average common shareholders' equity.

  All share and per share amounts were adjusted for stock splits.





The Progressive Corporation and Subsidiaries








         1991           1990           1989           1988           1987           1986           1985           1984




    $   901.7      $   827.4      $   787.7      $   685.5      $   496.1      $   342.0       $  226.6        $ 153.3
        513.6          474.1          467.6          505.0          446.8          323.9          219.4          141.1

        676.7          636.7          578.1          495.0          452.0          312.0          230.1          118.9


          2.0            1.9            2.0            2.6            2.5            2.5            2.3            2.6

          1.3            1.3            1.4            1.4            1.1            1.1            1.0            1.3

         65.7           62.1           65.9           62.9           58.3           61.0           65.6           65.0
         33.5           31.1           31.4           33.2           35.8           34.3           33.6           37.4
    ----------     ----------     ----------     ----------     ----------     ----------      ---------       --------
         99.2           93.2           97.3           96.1           94.1           95.3           99.2          102.4




    $ 1,493.1      $ 1,376.2      $ 1,392.7      $ 1,355.8      $ 1,066.2      $   749.4       $  507.1        $ 303.3

      3,317.2        2,912.4        2,643.7        2,316.3        1,782.5        1,259.2          810.8          538.1

        465.7          408.5          435.2          417.2          395.0          311.4          118.4           74.8

         63.3           69.3           76.2           80.7           86.1           84.0           65.1           65.1

    $    5.83      $    5.89      $    5.71      $    5.17      $    4.59      $    3.71       $   1.82        $  1.15

          6.7%          21.5%          17.4%          25.9%          24.7%          26.9%          36.9%          18.0%

    $   644.0      $   644.4      $   645.9      $   479.2      $   216.9      $   100.8       $  158.7        $ 102.4

           58%            61%            60%            53%            35%            24%            57%            58%

         (3.7)           1.0           (1.2)           2.9            5.6            4.3            0.0           (2.4)

        6,918          6,370          6,049          5,854          5,879          4,711          3,266          2,243


TEN     YEAR     SUMMARY    --    GAAP     CONSOLIDATED     OPERATING    RESULTS


Not covered by report of independent accountants


                                                                                    (millions-except per share amounts)

                                                                                                   1993           1992
Direct premiums written:
 Personal lines   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $1,548.9       $1,214.6
 Commercial lines   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             417.5          422.2
                                                                                              ----------     ----------
Total direct premiums written . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,966.4        1,636.8
 Reinsurance assumed  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               9.2            4.3
 Reinsurance ceded  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (156.4)        (189.9)
                                                                                              ----------     ----------
Net premiums written  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,819.2        1,451.2
 Net change in unearned premiums reserve1   . . . . . . . . . . . . . . . . . . . . .            (150.5)         (25.1)
                                                                                              ----------     ----------
Premiums earned . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,668.7        1,426.1
                                                                                              ----------     ----------
Expenses:
 Losses and loss adjustment expenses  . . . . . . . . . . . . . . . . . . . . . . . .           1,028.0          930.9
 Policy acquisition costs   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             311.6          304.1
 Other underwriting expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             151.3          141.5
                                                                                              ----------     ----------
Total underwriting expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,490.9        1,376.5
                                                                                              ----------     ----------
Underwriting profit (loss) before taxes . . . . . . . . . . . . . . . . . . . . . . .             177.8           49.6
Provision (benefit) for Federal income taxes  . . . . . . . . . . . . . . . . . . . .              62.2           16.9
                                                                                              ----------     ----------
Underwriting profit (loss) after taxes  . . . . . . . . . . . . . . . . . . . . . . .             115.6           32.7
Service operations profit (loss) after taxes  . . . . . . . . . . . . . . . . . . . .               4.4           (2.8)
                                                                                              ----------     ----------
                                                                                                  120.0           29.9
Investment income after taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . .             107.1          110.4
Net realized gains (losses) on security sales after taxes . . . . . . . . . . . . . .              70.1            9.6
Interest expense after taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             (25.8)         (29.4)
Proposition 103 reserve reduction after taxes . . . . . . . . . . . . . . . . . . . .                --           70.0
Non-recurring items after taxes . . . . . . . . . . . . . . . . . . . . . . . . . . .              (2.6)         (42.6)
Other income (expense) after taxes 2  . . . . . . . . . . . . . . . . . . . . . . . .              (1.5)          (8.3)
                                                                                              ----------     ----------
Income before Federal tax adjustments
   and cumulative effect of accounting change . . . . . . . . . . . . . . . . . . . .             267.3          139.6
Federal tax adjustments 3 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                --             --
Cumulative effect of accounting change 4  . . . . . . . . . . . . . . . . . . . . . .                --           14.2
                                                                                              ----------     ----------
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $  267.3       $  153.8
                                                                                              ==========     ==========
Per share
 Net income   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $   3.58       $   2.05
 Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              .200           .191
Average equivalent shares
 Primary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              71.8           62.3
 Fully diluted  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              72.0           71.9
Common Share Price Range
 High   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $ 46 1/8       $ 29 3/8
 Low  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            26 5/8         14 3/4


1 Amount represents change in unearned premiums reserve less change in prepaid reinsurance premiums.

2 Reflects investment expenses after taxes and other tax adjustments.

3 1991 reflects a deferred tax asset write-down; 1990 reflects a fresh start tax benefit; and 1985 reflects benefits from capital loss carry forwards.

4 1992 reflects adoption of SFAS 109, "Accounting for Income Taxes," and 1987 reflects adoption of SFAS 96, "Accounting for Income
  Taxes."

  All share and per share amounts were adjusted for stock splits.





The Progressive Corporation and Subsidiaries

                                                                         52 - 53



         1991           1990           1989           1988           1987           1986           1985           1984

    $ 1,047.4      $   876.0      $   800.1      $   817.0      $   690.2       $  526.2       $  396.4       $  264.1
        489.4          482.8          487.0          521.0          488.0          303.9          145.0           47.1
   -----------    -----------    -----------    -----------    -----------     ----------     ----------     ----------
      1,536.8        1,358.8        1,287.1        1,338.0        1,178.2          830.1          541.4          311.2
           .1             .1            7.2            9.4           19.5            9.2            1.6             .1
       (212.3)        (162.6)        (134.0)         (72.4)         (81.2)         (58.4)         (20.1)          (2.8)
   -----------    -----------    -----------    -----------    -----------     ----------     ----------     ----------
      1,324.6        1,196.3        1,160.3        1,275.0        1,116.5          780.9          522.9          308.5
        (37.7)          (5.1)          36.2          (59.6)        (122.1)        (103.7)         (78.1)         (35.0)
   -----------    -----------    -----------    -----------    -----------     ----------     ----------     ----------
      1,286.9        1,191.2        1,196.5        1,215.4          994.4          677.2          444.8          273.5
   -----------    -----------    -----------    -----------    -----------     ----------     ----------     ----------

        858.0          762.9          799.3          752.0          571.9          406.6          288.4          176.2
        313.7          292.7          296.7          321.3          292.6          190.2          130.1           82.5
        162.1          123.7          114.9          106.6           74.4           51.8           26.4           21.4
   -----------    -----------    -----------    -----------    -----------     ----------     ----------     ----------
      1,333.8        1,179.3        1,210.9        1,179.9          938.9          648.6          444.9          280.1
   -----------    -----------    -----------    -----------    -----------     ----------     ----------     ----------
        (46.9)          11.9          (14.4)          35.5           55.5           28.6            (.1)          (6.6)
        (15.9)           4.0           (2.9)          10.0           12.2           13.1            (.7)          (3.8)
   -----------    -----------    -----------    -----------    -----------     ----------     ----------     ----------
        (31.0)           7.9          (11.5)          25.5           43.3           15.5             .6           (2.8)
         (1.4)           2.8            2.5           (1.3)          (1.0)            --             --             --
   -----------    -----------    -----------    -----------    -----------     ----------     ----------     ----------
        (32.4)          10.7           (9.0)          24.2           42.3           15.5             .6           (2.8)
        121.1          126.4          135.3           91.3           59.3           49.4           35.9           20.9
          4.9           (8.4)           (.4)          12.3           (1.9)           5.1            5.4           (2.3)
        (31.6)         (32.0)         (32.5)         (10.5)          (6.5)          (3.3)          (4.8)          (3.3)
           --             --             --             --             --             --             --             --
           --             --             --             --             --             --             --             --
        (14.9)         (13.2)         (15.4)          (9.2)          (3.4)          (2.0)          (1.7)           1.4
   -----------    -----------    -----------    -----------    -----------     ----------     ----------     ----------

         47.1           83.5           78.0          108.1           89.8           64.7           35.4           13.9
        (14.2)           9.9             --             --             --             --             .2             --
           --             --             --             --            3.7             --             --             --
   -----------    -----------    -----------    -----------    -----------     ----------     ----------     ----------
    $    32.9      $    93.4      $    78.0      $   108.1      $    93.5       $   64.7       $   35.6       $   13.9
   ===========    ===========    ===========    ===========    ===========     ==========     ==========     ==========

    $     .41      $    1.19      $     .94      $    1.23      $    1.08       $    .77       $    .52       $    .21
         .172           .160           .147           .133           .077           .019           .017           .016

         66.6           72.9           79.8           84.0           86.7           85.5           70.5           65.1
         75.6           82.5           89.1           90.9           86.7           85.5           70.5           65.1

    $  20 5/8      $  18 3/4      $  14 1/2      $  10 3/4      $  11 7/8       $ 12 7/8       $  7           $  3 3/4
       15             11              7 1/2          7 1/4          8 1/2          6 3/4          3 3/8          3

                                                                         54 - 55

LOSS                            RESERVES

Not covered by report of independent accountants
                                                                                               GAAP COMBINED RATIO

                                                                                                           ADJUSTED TO
                                        YEAR-END           CURRENT            % YEAR-END                       REFLECT
                                         RESERVE          ESTIMATE        RESERVE AMOUNT                          LOSS
                                          AMOUNT1         OF TOTAL             UNPAID AT           AS          RESERVE
YEAR                                  (MILLIONS)        REDUNDANCY2    DECEMBER 31, 1993     REPORTED      DEVELOPMENT
1993  . . . . . . . . . . . . .           $1,349                NA                   100%        89.3               NA
1992  . . . . . . . . . . . . .            1,274                6%                    52         96.5             96.4
1991  . . . . . . . . . . . . .            1,077                 7                    29        103.7            104.4
1990  . . . . . . . . . . . . .              858                 8                    18         99.0             99.1
1989  . . . . . . . . . . . . .              750                 9                    13        101.2             99.7
1988  . . . . . . . . . . . . .              654                 7                     6         97.1             99.0
1987  . . . . . . . . . . . . .              475                15                     3         94.4             93.0


The chart represents what the underwriting results for prior years would have been if year-end reserves were as subsequent payments and current reserves now suggest. For example, the 96.5 GAAP combined ratio as reported for 1992 was negatively impacted 0.1 points because reserve redundancy which existed at December 31, 1991 increased by $1.8 million during 1992.

1 Pursuant to SFAS 113, amounts for 1990 through 1992 were restated. (See Note 3-Reinsurance.)

2 The percentage will change as claims unpaid at December 31, 1993 are ultimately settled or the reserves adjusted.

NA = Not applicable


DIRECT                           PREMIUMS                                WRITTEN
Not covered by report of independent accountants
                                                                                                                          (millions)

                          1993                   1992                     1991                     1990                  1989
Florida         $   265.6      13.5%    $  195.3       11.9%     $  173.9        11.3%    $  169.3       12.5%   $  160.4      12.5%
Ohio                175.9       8.9        140.7        8.6         137.1         8.9        116.8        8.6        92.9       7.2
New York            170.4       8.7        156.8        9.6         132.1         8.6        105.2        7.7        79.9       6.2
Texas               146.6       7.4        117.0        7.2          96.2         6.3         64.4        4.7        46.9       3.7
Georgia             120.0       6.1        114.6        7.0         122.9         8.0        106.4        7.8        93.3       7.2
Pennsylvania        113.0       5.8         70.1        4.3          52.8         3.4         53.0        3.9        43.8       3.4
California           80.2       4.1         90.6        5.5         156.1        10.2        177.8       13.1       262.5      20.4
All Other           894.7      45.5        751.7       45.9         665.7        43.3        565.9       41.7       507.4      39.4
                ---------     -----     --------      -----      --------       -----     --------      -----    --------     -----
 Total          $ 1,966.4     100.0%    $1,636.8      100.0%     $1,536.8       100.0%    $1,358.8      100.0%   $1,287.1     100.0%
                =========     =====     ========      =====      ========       =====     ========      =====    ========     =====


The Progressive Corporation and Subsidiaries

QUARTERLY       FINANCIAL         AND          COMMON        SHARE          DATA

Not covered by report of independent accountants

                                                                                                (millions--except per share amounts)

                                        NET INCOME          OPERATING INCOME2

                        OPERATING                   PER                    PER          HIGH-LOW       DIVIDENDS    STOCK PRICE
YEAR          QUARTER    REVENUES      TOTAL     SHARE1      TOTAL3      SHARE1           PRICE4       PER SHARE   APPRECIATION5
1993  . . . . . . . 1     $ 382.8     $ 51.6      $ .71      $ 39.9     $  .54       $ 36 1/8-26 5/8       $.050
                    2       423.3       79.7       1.11        54.5        .75         36 1/4-27 1/2        .050
                    3       442.8       82.6       1.09        54.7        .71         44 1/4-31 3/4        .050
                    4       463.5       53.4        .68        49.3        .63         46 1/8-38 3/8        .050
                          -------     ------      -----      ------     ------       ---------------       -----            ----
                          1,712.4      267.3       3.58       197.3       2.61         46 1/8-26 5/8        .200            39.8%
                          =======     ======      =====      ======     ======       ===============       =====            ====

1992  . . . . . . . 1       346.4       36.1        .47(6)     18.0        .22         18 7/8-14 3/4        .047
                    2       365.7       40.1        .53        32.4        .41         19    -15 5/8        .047
                    3       373.7       44.7        .62        42.0        .58         22    -18 7/8        .047
                    4       393.6       32.9        .45(7)     37.4        .51         29 3/8-21 3/8        .050
                          -------     ------      -----      ------     ------       ---------------       -----            ----
                          1,479.4      153.8       2.05       129.8       1.72         29 3/8-14 3/4        .191            63.3%
                          =======     ======      =====      ======     ======       ===============       =====            ====

1991  . . . . . . . 1       318.3       25.7        .34        35.5        .47         20 1/4-15 3/8        .043
                    2       338.6        9.7        .13        18.6        .24         20 5/8-17 3/8        .043
                    3       349.3       11.2        .13        25.8        .33         18 3/4-15 1/2        .043
                    4       334.7      (13.7)      (.25)(8)     5.2        .04         18    -15            .043
                          -------     ------      -----      ------     ------       ---------------       -----            ----
                          1,340.9       32.9        .41        85.1       1.19         20 5/8-15            .172             6.4%
                          =======     ======      =====      ======     ======       ===============       =====            ====

All per share amounts and stock prices were adjusted for the December 8, 1992, 3-for-1 stock split.

1 Presented on a fully diluted basis. For 1993 and 1992, the sum does not equal the total because the average equivalent shares differ in the periods. For 1991, the sum of the quarterly earnings per share does not equal the total because fourth quarter earnings per share were antidilutive and, therefore, reported on a primary basis.

2 Represents net income less realized gains and losses and one-time non-operating items.

3 For 1993, the sum of the quarterly operating income does not equal the total due to the retroactive impact of the Omnibus Budget
  Reconciliation Act of 1993.

4 Prices as reported on the New York Stock Exchange.

5 Represents annual rate of return on Progressive Common Shares, including quarterly dividend reinvestment.

6 For the first quarter 1992, income before cumulative effect of accounting change was $21.9 million, or $.28 per share.

7 Adjustments which adversely impacted earnings during the fourth quarter 1992 were the payment to Alfred Lerner (see Note
  10-Related Party Transactions for further discussion) and reserve adjustments based on routine actuarial analysis completed during the quarter.

8 Adjustments which adversely impacted earnings during the fourth quarter 1991  were an additional write-down of a deferred tax asset due to the Company's inability to realize this asset under the provisions of SFAS 96, an accrual for severance costs as part of the program finalized during the fourth quarter to further align staffing with declining California volume and to streamline other operations, and reserve adjustments based on routine actuarial analysis completed during the period.

The Progressive Corporation and Subsidiaries

DIRECTORS

Milton N. Allen1,2,3
Director,
Various Corporations

B. Charles Ames
Partner,
Clayton, Dubilier & Rice, Inc.
(management consulting)

Stephen R. Hardis1,2
Vice Chairman, Chief
 Financial and Administrative
 Officer,
Eaton Corporation
(manufacturing)

Peter B. Lewis2
Chairman of the Board,
 President and Chief
 Executive Officer

Norman S. Matthews3
Consultant,
Formerly President,
Federated Department
 Stores, Inc.
(retailing)

Donald B. Shackelford1,3
Chairman,
State Savings Bank
(savings and loan)

Dr. Paul B. Sigler1
Professor, Yale University and
Investigator,
Howard Hughes Medical
 Institute
(education)

1 Audit Committee member

2 Executive Committee member

3 Executive Compensation Committee member


CORPORATE OFFICERS

Peter B. Lewis, Chairman,
 President and Chief
 Executive Officer
David M. Schneider, Secretary
Daniel R. Lewis, Treasurer

CORPORATE SUPPORT TEAM

Charles B. Chokel
Peter B. Lewis
Bruce W. Marlow
Michael C. Murr
David M. Schneider
Tiona M. Thompson

DIVISION PRESIDENTS, PRODUCT AND PROCESS LEADERS

Alan R. Bauer
William P. Cadden
G. Edward Combs
Jeffrey J. Dailey
Allan W. Ditchfield
W. Thomas Forrester
Steven B. Gellen
William H. Graves
Michael J. Hanerty
Stephen G. Klug
Moira A. Lardakis
Daniel R. Lewis
Robert E. Mathe
Robert J. McMillan
Glenn M. Renwick
Andrew W. Rogacki
David L. Roush
Gregory J. Trapp
Robert T. Williams

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 22, 1994, at 10:00 a.m. There were 4,859 shareholders of record on December 31, 1993.

PRINCIPAL OFFICE

The principal office of The Progressive Corporation is at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

TRANSFER AGENT AND REGISTRAR

If you have questions about a specific stock ownership account, write or call:
Corporate Trust Customer Service, National City Bank, 1900 East Ninth Street, Cleveland, Ohio 44114. Phone: (216) 575-2498 or (800) 622-6757

COUNSEL

Baker & Hostetler, Cleveland, Ohio

COMMON AND PREFERRED SHARES

The Progressive Corporation's Common Shares (symbol PGR) and Series A Preferred Shares (symbol PGRPrA) are traded on the New York Stock Exchange. Dividends are customarily paid on the last day of each quarter.

INTERIM REPORT DISTRIBUTION

The Progressive Corporation has discontinued its practice of automatically mailing quarterly reports to shareholders whose shares are registered in the name of a bank, broker or nominee. Any such shareholder wishing to receive copies of the Company's quarterly shareholder reports may annually send a letter requesting the reports to The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box E61, Mayfield Village, Ohio 44143. All requests must be received by April 15 of the year for which such reports are requested.