Form 10-K, Exhibit 13
period 1994-12-31
PROGRESSIVE CORP/OH/
filed 1995-03-28
CIK 80661

                                                                      EXHIBIT 13




PROGRESSIVE                                                             1994






                                  [ARTWORK]

1994 Financial Highlights         Vision, Core Values and Objectives        Letter to Shareholders            Financial Review
           2                                     8                                    16                              32


[ARTWORK]

                                   Diversity
                                  reminds me
                                  of the art
                                of pointillism:
                                    perfect
                                individual dots
                                   up close;
                                blurred images
                                   from five
                                  paces back;
                                  remarkable
                                    clarity
                                of each point's
                                    purpose
                                      and
                                value from the
                                   intended
                                 perspective.

                                 Progressive's
                        Golden Rule Core Value requires
                  us to respect all people, value the differ-
               ences among  them  and  deal with  them  in  the
             way we want to be dealt with. To build on this Core
             Value, "Diversity" is  the theme of our 1994  Annual
            Report. For Progressive, "Diversity" is about changing in ways that enhance and enrich our systems, and about embracing and nurturing our changing  mosaic of  peo-
                ple, customers, strategies, culture and environment.
                Reactions to this theme from our people, customers
               and agents appear as statements throughout this re-
              port.  Artist Carter Kustera responded to "Diversity"
            by creating a large series of silhouette drawings with text inspired by his interest in daytime TV talk shows, and is not intended to represent any Progressive
                person. Kustera isolates and recognizes the in-
                  dividual and the abstraction created when
                 hundreds of different personalities are
                    represented as a whole, which makes
                 the viewer a participant in this collage of
                   colorful identities. Kustera's drawings
                           will be a part of Progressive's
                             growing collection of
                             contemporary art.

2                                                      1994 Financial Highlights
                                                     -----------------------------






(millions-except per share amounts)                                                       AVERAGE ANNUAL COMPOUNDED
                                                                                         RATE OF INCREASE (DECREASE)
                                                      1994       1993      % CHANGE       1990-1994       1985-1994
FOR THE YEAR
 Direct premiums written                          $2,645.1   $1,966.4            35              15              24
 Net premiums written                              2,457.2    1,819.2            35              16              23
 Net premiums earned                               2,191.1    1,668.7            31              13              23
 Total revenues                                    2,415.3    1,954.8            24              12              23
 Operating income                                    212.7      197.3             8              15              28
 Net income                                          274.3      267.3             3              29              35
 Per share:
   Operating income                                   2.76       2.61             6              19              26
   Net income                                         3.59       3.33            --              31              33
 Underwriting margin                                  11.5%      10.7%

AT YEAR-END
 Consolidated shareholders' equity                $1,151.9   $  997.9            15              21              31
 Common Shares outstanding                            71.2       72.1            (1)             (1)              1
 Book value per Common Share                      $  14.97   $  12.62            19              21              29
 Return on average shareholders' equity               27.4%      36.0%

                                                                             1-YEAR          5-YEAR         10-YEAR
STOCK PRICE APPRECIATION (DEPRECIATION)(1)
 Progressive                                                                  (13.1)%          22.9%           26.7%
 S&P 500                                                                        1.3 %           8.7%           14.3%

(1)Assumes dividend reinvestment

                                                                               3
                                   I am not
                                expected to be
                                 like everyone
                                     else.
                                    We can
                                 bring our own
                                   gifts of
                                 individuality
                                     into
                                the workplace.





                Operating income per share, which excludes real-ized gains on security sales and one-time items, increased 6 percent to $2.76.


                The Core business grew 38 percent with a 7 per-cent underwriting profit.


                The $71 million supplemental reserve was elimi-nated, increasing net income per share $.62, book value per share $.65, underwriting profit margin
                3.2 percentage points and shareholders' equity
                $46.2 million.


                Underwriting profit, excluding the elimination of the supplemental reserve, was 8.3 percent, com-pared to the property-casualty industry's estimated underwriting loss of 9.4 percent.

4
                                It is important
                                   to define
                                 Progressive's
                                 understanding
                            of the term diversity.
                                It is difficult
                             to embrace a concept
                                  many of us
                                    do not
                                  understand.





                        ABOUT PROGRESSIVE  The Progressive
                        insurance organization began busi-
                        ness in 1937. Progressive Casualty In-
                        surance Company was founded in
                        1956.  The Progressive Corporation, an
                        insurance holding company formed in
                        1965, owns 60 operating subsidiaries
                        and has one mutual insurance com-
                        pany affiliate.  The companies provide
                        personal automobile insurance and
                        other specialty property-casualty in-
                        surance and related services sold pri-
                        marily through independent insurance
                        agents in the United States and
                        Canada. The 1994 estimated industry
                        premiums, which include personal
                        auto insurance in the U.S. and Ontario,
                        Canada, as well as insurance for com-
                        mercial vehicles, were $119 billion and
                        Progressive's share was 2.0 percent.

                                   [ARTWORK]

                                   [ARTWORK]

                                   [ARTWORK]

8
                       Vision, Core Values and Objectives
                     --------------------------------------


Communicating a clear picture of who we are, what we strive to achieve (Vision), what guides our behavior (Core Values), how we measure our performance (Objectives), and how we will achieve them (Strategies) permits all people associated with Progressive to understand and help us achieve our vision and objectives.
VISION We seek to be an excellent, innovative, growing and enduring business by reducing the human trauma and economic costs of auto accidents in cost-effective and profitable ways that delight customers. We seek to earn a superior return on equity and to provide a positive environment to attract quality people and achieve ambitious growth plans.
CORE VALUES Progressive's Core Values are pragmatic statements of what works best for us in the real world. Core Values govern our decisions and behavior. We want them understood and embraced by all Progressive people. Core Values are standards by which we measure ourselves. Growth and change provide new perspective and require regular refinement of Core Values.
INTEGRITY We revere honesty. We adhere to high ethical standards, report completely, encourage disclosing bad news and welcome disagreement.
GOLDEN RULE We respect all people, value the differences among them and deal with them in the way we want to be dealt with. This requires us to know ourselves and to try to understand others.
OBJECTIVES We strive to be clear and open about Progressive's ambitious objectives and our people's personal and team objectives. We evaluate performance against all these objectives.
EXCELLENCE We strive constantly to improve in order to meet and exceed the highest expectations of our customers, shareholders and people. "Quality" is Progressive's process for teaching and encouraging our people to improve performance and reduce the costs of what they do for customers. We base reward on results and promotion on ability.
PROFIT The opportunity to earn a profit is how the competitive free-enterprise system motivates companies to invest to enhance human health and happiness. Our outrage about the numbers of people killed each year on U.S. roads, approximately 40,000 in 1994, leads Progressive to work hard to reduce human trauma and economic costs from automobile accidents.

                                                                               9
                                     Being
                                  who you are
                                without fear of
                                   reprisal,
                                   malicious
                                  prejudice,
                                 and imposing
                                   unwanted
                                 positions on
                                    others-
                                while affording
                                    others
                                   the same
                                   freedom.




                              Financial Objectives
                            ------------------------

Consistent achievement of superior results requires that our people understand Progressive's objectives and their specific role, and that their personal objectives dovetail with Progressive's. Our objectives are ambitious yet realistic. We are committed to achieving financial objectives over rolling five-year periods. Experience always clarifies objectives and illuminates better strategies. We constantly evolve as we monitor the execution of our strategies and progress toward achieving our objectives.
RETURN ON SHAREHOLDERS' EQUITY Our most important financial goal is to achieve an after-tax return on shareholders' equity that is at least 15 percentage points greater than the rate of inflation (measured by the Consumer Price Index
(CPI) which was 2.7 percent in 1994, averaged 3.5 percent over the past five years and 3.7 percent over the past ten years). Return on equity was 27.4 percent in 1994, averaged 26.8 percent over the past five years and 25.8 percent over the past ten years.
PROFITABILITY Progressive is driven by the goal of producing a 4 percent underwriting profit. The core business had an underwriting profit of 7.3 percent in 1994, an underwriting profit of 6.4 percent for the past five years and 6.8 percent for the past ten years. Estimated industry results for the personal auto insurance market for the same periods were underwriting losses of
2.7 percent, 3.8 percent and 5.6 percent.
GROWTH We seek increases in volume that are at least 15 percentage points greater than the rate of inflation. For the core business, volume is measured by net premiums

10
                                   Inclusive
                                    rather
                                     than
                                  exclusive.
                                      Not
                                  just about
                                     race
                                  and gender.
                                    We are
                                all different.
                                  Appreciate
                                      and
                                    nurture
                                     those
                                 differences.

written, which increased 37.7 percent in 1994, 21.2 percent compounded annually over the past five years and 23.6 percent over the past ten years. Net premiums written in the personal auto insurance market for the same periods grew 4.5 percent, 5.8 percent and 8.5 percent.
ACHIEVEMENTS We are convinced that the best way to maximize shareholder value is to achieve these financial objectives consistently. A shareholder who purchased 100 shares of Progressive for $1,800 at our first public stock offering on April 15, 1971, owned 7,689 shares on December 31, 1994, with a market value of $269,000, for a 23.7 percent annual return, compared to the 6.6 percent return achieved by investors in the Standard & Poor's 500 during the same period. In addition, the shareholder received dividends, which were $1,615 in 1994.
In the ten years since December 31, 1984, Progressive shareholders have realized compound returns of 26.7 percent, compared to 14.3 percent for the S&P
500. In the five years since December 31, 1989, Progressive shareholders' returns were 22.9 percent, compared to 8.7 percent for the S&P 500. In 1994, the returns were (13.1) percent on Progressive shares and 1.3 percent for the S&P 500.
 The repurchase of Progressive stock is another way the Company increases shareholder value. Over the years, when we have adequate capital and Progressive's stock is attractively priced, we have repurchased our shares. Since 1971, we spent $526.2 million to repurchase shares, at an average cost of $6.49 per share. In 1994, we repurchased 1,080,300 Common Shares for $34.0 million, at an average cost of $31.44 per share.

                                                                              1994            LAST 5 YEARS      LAST 10 YEARS
RETURN ON SHAREHOLDERS' EQUITY
 Goal                                                                         17.7%           18.5%             18.7%
 Companywide                                                                  27.4            26.8              25.8

UNDERWRITING PROFIT (LOSS)
 Goal                                                                          4.0             4.0               4.0
 Core Business                                                                 7.3             6.4               6.8
 Industry-Personal Auto Insurance Market                                      (2.7)           (3.8)             (5.6)

GROWTH (ANNUALIZED)
 Goal                                                                         17.7            18.5              18.7
 Core Business                                                                37.7            21.2              23.6
 Industry-Personal Auto Insurance Market                                       4.5             5.8               8.5

                                   [ARTWORK]

                                   [ARTWORK]

                                   [ARTWORK]

                                   [ARTWORK]

                             Letter to Shareholders
                           --------------------------


                    Progressive--Auto Insurer for All People
                  -------------------------------------------

In 1994, we made great strides toward repositioning Progressive to offer automobile insurance to all U.S. licensed operators through independent insurance agents and other distribution methods. This customer-driven approach is increasing our rate of growth and market share, which, in turn, lets us reduce the costs of doing business and become still more competitive.
 We are building intrinsic value in the form of a growing customer base, and a broad array of products and services delivered when and how customers most want them. Progressive's people are responding superbly to the challenge of managing explosive growth, reaffirming how good they are, as well as the strength of Progressive's Vision, Values and Strategy.
 We grew in 1994 by increasing our share of the approximately $20 billion nonstandard auto insurance market and by beginning to grow in the approximately $80 billion standard and preferred auto insurance market. We work hard and invest heavily in people and processes to reduce the human trauma and economic costs of auto accidents. Our results include the cost of these investments designed to make us more competitive for all auto insurance.
 Progressive shareholders are best served by executing meaningful, long-term strategies. Success requires translating premium growth into commensurate earnings growth, so our stock price reflects the intrinsic value we are now creating.
 From its beginnings, Progressive's most important competitive advantage has been having superior people, measured by their intelligence, work ethic, ambition, creativity and demonstrated performance. Many companies pay lip service to this idea. At Progressive, it is a way of life. Our people's teamwork and esprit has never been higher. Our performance-based Gainsharing compensation lets them enjoy the benefits of competitive and productivity improvements so long as they continue to meet or exceed the Company's ambitious objectives.
 Progressive's evolution accelerated greatly six years ago, when Proposition 103 in California forced us to understand consumer discontent with auto insurance at the same time that Allstate's success in nonstandard auto insurance forced us to respond to consumer demand for lower prices and improved service.
 These events led us to redefine Progressive as a consumer-focused auto insurer offering all auto owners and operators vastly better service at lower cost. We must continue to spend less to run our enterprise, even as we work hard and creatively to enhance our customers' and agents' experience of doing business with Progressive.
 Future growth will come from adding to the number of states where we seek to insure all auto risks, from working with the independent agents dedicated to regaining market share and from integrating other buying options into a consumer-focused, brand experience in ways that attract customers and support the forward-looking agents who will succeed in the 21st century.
 When we were a nonstandard auto insurer experimenting with commercial insurance, Progressive was compared to other specialty property-casualty insurers dealing in secondary markets. The new Progressive seeks to write all auto risks, and to be continuously less involved in non-auto commercial insurance. We are now the 7th largest U.S. private passenger auto insurer with
2.2 percent market share, surpassed only by State Farm Mutual, Allstate, Farmers Group, USAA, Nationwide and GEICO, which, along with Safeco, are the companies to which we compare ourselves.

                                   [ARTWORK]

18
                                      An
                                  opportunity
                                    to see
                              and solve problems
                             from a wider variety
                                      of
                                 perspectives.




                                    Results
                                  -----------


Operating income, which excludes realized gains on security sales and one-time items, is the best measure of how well we perform in our operations. Operating income increased to $212.7 million, or $2.76 per share, compared to $197.3 million, or $2.61 per share, in 1993. Operating income excludes the $71.0 million elimination of the supplemental reserve and realized gains of $23.8 million in 1994 and $107.9 million of realized gains, primarily from the sale of equity securities, in 1993. Net income increased 3 percent to $274.3 million, or $3.59 per share, in 1994, compared to $267.3 million, or $3.58 per share, in 1993. Return on shareholders' equity was 27.4 percent, compared to
36.0 percent in 1993.
 We have historically established case and IBNR reserves by product, with the objective of being accurate to within +/-2 percent. Pricing has been based only on case and IBNR reserves, which have historically been redundant. To give ourselves an even higher level of comfort about loss reserve adequacy, we had set our aggregate reserves near the upper end of the reasonable range of total reserve estimates. We called the difference between total reserves and the sum of our case and IBNR reserves a "supplemental reserve." In 1994, we eliminated the $71.0 million supplemental reserve because it made our estimates of total reserves excessively conservative and was out of step with industry practices. The effects of the elimination were a one-time 1994 earnings increase of $.62 per share, a 3.2 percentage point improvement in the underwriting profit margin and a $46.2 million addition to capital.
 Net premiums written increased 35 percent to $2,457.2 million, compared to $1,819.2 million in 1993. We achieved an 8.3 percent underwriting profit (11.5 percent including the elimination of the supplemental reserve), compared to
10.7 percent in 1993. We reduced underwriting expenses by 3.0 percentage points, after a reduction of 3.5 percentage points in 1993.

                          Progressive's Core Business
                        -------------------------------

Ninety-five percent of Progressive's net premiums written come from 13 Core divisions, which write insurance for private passenger autos and small commercial and recreational vehicles. Core business net premiums written grew
38 percent to $2,341 million, compared to $1,700 million in 1993. The underwriting profit margin was 7 percent, compared to 10 percent in 1993.
 Progressive's new auto insurance and management strategies make us optimistic about meeting ambitious profit and growth objectives.
 In 1994, we consolidated our new customer services into an emerging Progressive brand by expanding service in a number of states and testing ways to project the brand to potential customers. We also assimilated new approaches to managing into a process where more people are empowered, better focused and constantly improving the delivery of around-the-clock, immediate response, information-rich service, designed to delight customers.
 The principal elements of Progressive's brand were first offered in Miami, Florida, in 1991. We have continuously improved that initial offering, which is now being sold throughout Florida, in Texas and in Ohio, and will be expanded to more states in 1995.
 We use a combination of television commercials, direct mail and other media to urge consumers to try our unique, free Express Quote(SM) service by calling 1 800 AUTO PRO.(R) Callers spend about 15 minutes with our insurance counselors to obtain accurate auto insurance premium prices for their specific situation from State Farm, Allstate, Progressive and the third or fourth largest auto insurer in their state and to learn about the following Progressive auto insurance improvements:
 ASSISTANCE AFTER AN ACCIDENT, OR OTHER LOSS, is Progressive's most important service, so we implore our customers to call 1-800-274-4499 immediately after any incident. 24 hours a day, 7 days a week, a Progressive person answers the phone, takes the information, authorizes emergency measures and almost always can have a Progressive claim rep face-to-face with the customer or claimant within a few hours.
 CONSUMERS ABHOR BEING REJECTED, so Progressive offers a price to every licensed driver. As we became more comfortable with the test rates for the 80+ percent of the market we are serving for the first time, we allowed their volume to grow to between five

20

and ten percent of total 1994 volume.
CONSUMERS PREFER DIFFERENT WAYS TO BUY, so we offer choices--with an independent agent, over the telephone, at a Progressive location or by mail. Many independent agents, who were threatened by multi-distribution and lower commissions, realize that by concentrating on explaining the consumers' choices at the point-of-sale, they can make good money on Progressive's new low-cost auto insurance, while regaining lost private passenger auto market share. Other agents use our commission options to match the different levels of service provided to different insureds. Independent agents accounted for over 90 percent of 1994 volume.
CONSUMERS WANT TO DO BUSINESS WHEN IT'S CONVENIENT FOR THEM, so we are available 24 hours a day, 7 days a week, to deliver any service and/or answer any question.
Progressive's unique approach to management continues to evolve along with its business strategy. In 1994, we were pleased to be recognized by management scholars and writers, as well as by USA Today and Fortune, for the success of our "management re-engineering," which includes the following:
TOTAL QUALITY MANAGEMENT dovetails with our Excellence Core Value--doing better than we did before--and empowers Progressive people to change how they function if the change measurably improves customer service or reduces costs, and if it does not disrupt others in the work chain. Because measurement is essential to TQM, we have dramatically improved our ability to measure performance and to control quality.
TEAMWORK has replaced intense internal competition as the way we work. We continue to improve the ways in which we motivate, manage and reward teams. STEADY COST REDUCTION has been, and continues to be, critical to our strategy, and, along with profit and growth, is the basis for our people's Gainsharing awards. Underwriting expenses were 24 percent of premiums in 1994, compared to 26 percent in 1993 and 31 percent in 1989.
PROCESS MANAGEMENT has been added to senior line managers' profit and loss responsibilities, eliminating much staff-line friction and fostering cooperation among divisions and departments.
THOROUGH TESTING of new ideas has replaced our former propensity to seize perceived opportunities and grow them as fast as possible.
PERFORMANCE-BASED COMPENSATION pays our people very well for exceptional performance, makes contingent pay significant to everyone and fosters the achievement of our demanding objectives.

                                                                              21
                                 Adapt to the
                                    changes
                                in the industry
                                   caused by
                                 competition,
                                     risk,
                               investments, and
                                  government
                                   rules and
                                 regulations.
                                Being prepared
                                  in advance,
                                   to accept
                                  changes and
                             being able to adapt,
                                   makes you
                                the leader and
                                not a follower.




                      Progressive's Diversified Businesses
                    ----------------------------------------

Diversified divisions provide combinations of service and indemnity to businesses. In 1994, Diversified divisions' net premiums written and underwriting profits were $115 million and 21 percent, respectively, compared to $118 million and 14 percent in 1993. The Diversified divisions produced service revenue and pretax profits of $41.9 million and $10.0 million, respectively, in 1994, compared to $43.7 million and $6.8 million in 1993.

                                   [ARTWORK]

                                   [ARTWORK]

24


                       Investments and Capital Management
                     --------------------------------------

The balance of revenue and profit comes from interest, dividends and capital gains produced by Progressive's assets. Progressive's investment and capital management are managed by our subsidiary, Progressive Partners, Inc., based in Rye, New York.
 Progressive Partners employs conservative investment and capital management philosophies, intended to preserve our focus on underwriting and to ensure that we have enough capital to support all the insurance premium we can write profitably. We believe that insurance companies create shareholder value by taking risks to improve their offering to consumers, not by generating cash to be invested aggressively. During 1994, we were neither harmed nor distracted by the speculative investment strategies that impaired many enterprises.
 The Company's investment portfolio increased to $3,180.0 million at December 31, 1994, from $2,786.4 million at December 31, 1993. For 1994, total investment income (interest, dividends and realized capital gains) was $182.3 million before taxes and $146.7 million after taxes, compared to $242.4 million before taxes and $177.2 million after taxes in 1993. In 1994, we realized $23.8 million in capital gains, compared to $107.9 million in 1993. The large difference was principally attributable to the $74.3 million gain recorded on the sale of our investment in MBNA in 1993. On December 31, 1994, our portfolio had $41.1 million in unrealized losses, compared to $70.2 million in unrealized gains in 1993. This decrease was due largely to the adverse impact on our fixed-income portfolio of rapidly rising interest rates throughout 1994.
 Progressive seeks incremental returns through active management of its assets and measures performance on a total return basis. In 1994, the taxable equivalent total return was 3.7 percent. This was 4.3 percentage points, or $134 million, better than the benchmark against which we measure performance. The most important factors accounting for this improvement were maintaining relatively short average bond maturities and investing heavily in intermediate municipal bonds that outperformed other fixed income categories. The quality of the portfolio remained exceptional with high-grade fixed-income instruments averaging about 92 percent of invested assets throughout the year.
 In January 1994, near the lows in interest rates for the year, we issued $200 million of 6.60 percent, 10-year notes. We expect this transaction, and the $327 million of debt and equity financing completed in 1993, will preclude the need to raise additional capital for the foreseeable future.
 During 1994, we repurchased 1,080,300 Progressive Common Shares at an average cost of $31.44 per share.

                                                                              25
                                      The
                                 diversity of
                                   humanity
                                will always be
                                 reflective of
                                truth, freedom,
                                  peace, love
                                 and justice.
                                As we evolve to
                                    embrace
                                our diversity,
                                   we learn
                               to express these
                                  attributes
                                 of humanity.







                                1994 Initiatives
                              --------------------

Progressive's total concentration on auto insurance means that every initiative is designed to improve customer product, price and service.
DIVERSITY Our growth plans suggest that most new hires will be either claim or customer service representatives. Our objective is to have the demographics of the people we hire for these positions reflect the demographics of the communities where our offices are located, and ultimately the demographics of our customers.
TV COMMERCIALS We produced new commercials highlighting Express Quote(SM) service, building on the theme of changing auto insurance consumers' expectations.
COMMUNITY ORGANIZATION We began experimenting with moving profit and growth responsibility for high potential communities from state-focused division presidents to community managers to put us closer to customers and to manage hyper-growth better.
NEW HEADQUARTERS After years of having our Cleveland people in many different buildings along the I-271 corridor east of Cleveland, we completed and moved into 517,800 square feet of new space on our Wilson Mills Road, 42-acre site, where Information Services occupies the building that was our headquarters from 1974 through 1986, improving internal communication and reducing costs.

26
                                     Risks
                                   ---------



Progressive faces tremendous opportunity. We point out risks to help our shareholders understand the Company better, not because our risk level is greater than that of other businesses.
LEGISLATIVE AND REGULATORY RISK Insurance laws and regulations change continually. In 1994, the political climate may have improved. Consumers, enjoying a respite from inflationary price increases, have moderated their demands for reform. We rely on our division presidents and product managers to help regulators and legislators resolve issues in the way that best serves consumers.
UNPREDICTABLE UNDERWRITING MARGIN AND GROWTH RATE Our strategy is to strive to achieve a four percent underwriting profit margin target in each program. We cannot predict with precision the timing and pace of the decrease in underwriting margins, nor the rate of growth. With margins now closer to four percent, we monitor each program to ensure that rates are adjusted promptly and adequately.
UNPREDICTABLE INVESTMENT INCOME The average duration of our $2.9 billion fixed-income portfolio is approximately 2.5 years, meaning investment income is unusually sensitive to short-term interest rates. We continue to maintain a short average maturity to support our operating strategy, but have recently lengthened the portfolio somewhat.
PRICING RISK We continue to learn how to price standard and preferred auto insurance, but have not yet conclusively proved our expertise. We minimize this risk by controlling volume in these new programs and changing rates immediately when experience dictates.
HOMEOWNERS INSURANCE This type of insurance would be risky if our auto insurance market share objectives require we offer it. The current situation of having no plans to write homeowners may also present a risk because many consumers prefer to buy all their insurance from one company. In 1995, we will assess demand for homeowners and develop a plan to satisfy our customers' needs.
GROWTH ITSELF Our 30 percent growth and excellent return on equity over the past two years are because our customers value Progressive's service. Our $638 million growth in 1994 was more than our total net premiums written in 1985. Although we have experience managing hyper-growth, we have never hired and trained so many people so fast. We measure quality in all operations and will slow growth if quality slips.
ADVERTISED BRAND Consumer advertising and brand awareness require higher performance standards. In 1994, we increased our appreciation of the ability of consumers to make wise choices, which in turn increased our urgency to respond to their demand for improved service at lower cost.
COMPETITOR RESPONSE Other insurers will react to Progressive's attempt to change consumers' auto insurance experience, but we cannot predict when and how their response will affect our growth and profitability. We monitor competitors and will promptly incorporate their product and service improvements in our consumer offering.

                                Diverse skills
                                   and ideas
                                create tension.
                                    Tension
                              catalyzes personal
                                      and
                                organizational
                                    growth.
                             Successful, evolving
                                 organizations
                                embrace rather
                                     than
                                avoid tension.





                                  The Future
                                --------------

Progressive is leading a wave of change in the United States' system for dealing with auto accident injuries and property damage. We are reducing auto accident victims' trauma and costs, improving how consumers feel about auto insurance and being rewarded for our leadership. Success so far encourages us to expand at a pace that tests our ability to provide the service we aspire to deliver.
 We begin 1995 as we began all other years--excited, respectful of the challenge implicit in our objectives and strategy, humbled by our failures, proud of having responded to them and confident that our excellent people will continue to achieve superior results.
 Much will be required to realize our vision. At Progressive, it is always as if we are just beginning our business and so we look at a future that is brighter than ever.
 We deeply appreciate the customers we are privileged to serve. Thank you for your business, and thanks especially to the more than 30,000 independent insurance agents who chose to do business with Progressive in 1994. We are particularly grateful for our shareholders' continued confidence. To the men and women who make Progressive a great company, thanks for all your contributions in 1994 and the promise you bring to our future.

/s/ Joy Love and Peace
      Peter Lewis


Peter B. Lewis, Chairman, President
and Chief Executive Officer

                                   [ARTWORK]

                                   [ARTWORK]

                                   [ARTWORK]

                                   [ARTWORK]

32


                                                       1994 Financial Review
                                                     -------------------------



   Consolidated Financial Statements                        Loss Reserves                       Direct Premiums Written by State
                34                                               48                                            48

Quarterly Financial and Common Share Data                 Ten Year Summaries                  Management's Discussion and Analysis
                49                                               50                                            54





                                   [ARTWORK]

                                                                              33
          Report of Coopers & Lybrand L.L.P., Independent Accountants
        ---------------------------------------------------------------


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS,
THE PROGRESSIVE CORPORATION:

We have audited the accompanying consolidated balance sheets of The Progressive Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of The Progressive Corporation and subsidiaries' management. Our responsibility is to express an opinion on these financial statements based on our audits.
 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Progressive Corporation and subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

Cleveland, Ohio
January 26, 1995

34

                                                 Consolidated Statements of Income
                                               -------------------------------------



                                                                        (millions-except per share amounts)
 For the years ended December 31,                                 1994              1993              1992
NET PREMIUMS WRITTEN                                          $2,457.2          $1,819.2          $1,451.2
                                                              ========          ========          ========

REVENUES
  Premiums earned                                             $2,191.1          $1,668.7          $1,426.1
  Investment income                                              158.5             134.5             139.0
  Net realized gains on security sales                            23.8             107.9              14.5
  Service revenues                                                41.9              43.7              53.3
  Proposition 103 reserve reduction                                 --                --             106.0
                                                              --------          --------          --------
   Total revenues                                              2,415.3           1,954.8           1,738.9
                                                              --------          --------          --------

EXPENSES
  Losses and loss adjustment expenses                          1,397.3           1,028.0             930.9
  Policy acquisition costs                                       391.5             311.6             304.1
  Other underwriting expenses                                    150.8             151.3             141.5
  Investment expenses                                              8.7              10.2              17.0
  Service expenses                                                31.9              36.9              57.6
  Interest expense                                                55.3              39.7              44.5
  Non-recurring items(1)                                            --               4.0              64.6
                                                              --------          --------          --------
   Total expenses                                              2,035.5           1,581.7           1,560.2
                                                              --------          --------          --------

NET INCOME
  Income before Federal income taxes                             379.8             373.1             178.7
  Provision for Federal income taxes                             105.5             105.8              39.1
                                                              --------          --------          --------
  Income before cumulative effect of accounting change           274.3             267.3             139.6
  Cumulative effect of adopting SFAS 109                            --                --              14.2
                                                              --------          --------          --------
  Net income                                                   $ 274.3           $ 267.3           $ 153.8
                                                              ========          ========          ========

PER SHARE
  Income before cumulative effect:
   Primary                                                     $  3.59           $  3.59           $  2.09
   Fully diluted                                                  3.59              3.58              1.85
  Cumulative effect of adopting SFAS 109:
   Primary                                                          --                --               .23
   Fully diluted                                                    --                --               .20
  Net income:
   Primary                                                     $  3.59           $  3.59           $  2.32
   Fully diluted                                                  3.59              3.58              2.05

(1)See Note 7-Debt and Note 11-Related Party Transactions for discussion.

See notes to consolidated financial statements.
                                                                                        The Progressive Corporation and Subsidiaries

                                                                                                                                35

                                                    Consolidated Balance Sheets
                                                  -------------------------------

                                                                                                               (millions)
 December 31,                                                                                       1994             1993
ASSETS
 Investments:
       Held-to-maturity:
         Fixed maturities, at amortized cost (market: $343.8 and $327.4)                     $     337.6     $      309.1
       Available-for-sale:
         Fixed maturities, at market (amortized cost: $2,129.7 and $1,761.9)                     2,087.0          1,792.6
         Equity securities, at market (cost: $481.0 and $433.2)                                    476.3            453.9
       Short-term investments, at amortized cost (market: $279.2 and $231.3)                       279.1            230.8
                                                                                             -----------     ------------
          Total investments                                                                      3,180.0          2,786.4
 Cash                                                                                               13.4              8.7
 Accrued investment income                                                                          43.4             33.7
 Premiums receivable, net of allowance for doubtful accounts of $15.6 and $8.7                     542.4            380.6
 Reinsurance recoverables                                                                          379.7            380.9
 Prepaid reinsurance premiums                                                                       83.2             84.6
 Deferred acquisition costs                                                                        161.6            124.6
 Federal income taxes                                                                              103.2             78.5
 Property and equipment, net of accumulated depreciation of $116.7 and $107.1                      143.3            106.7
 Other assets                                                                                       24.9             26.6
                                                                                             -----------     ------------
           Total assets                                                                      $   4,675.1     $    4,011.3
                                                                                             ===========     ============

LIABILITIES AND SHAREHOLDERS' EQUITY
 Unearned premiums                                                                           $   1,036.7     $      772.0
 Loss and loss adjustment expense reserves                                                       1,434.4          1,348.6
 Policy cancellation reserve                                                                        47.3             60.1
 Accounts payable and accrued expenses                                                             329.2            355.6
 Funded debt                                                                                       675.6            477.1
                                                                                             -----------     ------------
          Total liabilities                                                                      3,523.2          3,013.4
                                                                                             -----------     ------------
 Shareholders' equity:
  Serial Preferred Shares (authorized 20.0)
   9-3/8% Serial Preferred Shares, Series A, no par value,
          cumulative, liquidation preference $25.00 per share (issued
          and outstanding 3.5 and 3.6)                                                              85.8             87.9
  Common Shares, $1.00 par value (authorized 200.0, issued 82.4 and 82.2,
       including treasury shares of 11.2 and 10.1)                                                  71.2             72.1
  Paid-in capital                                                                                  357.1            357.6
  Net unrealized appreciation (depreciation) on investment securities                              (30.7)            33.5
  Retained earnings                                                                                668.5            446.8
                                                                                             -----------     ------------
       Total shareholders' equity                                                                1,151.9            997.9
                                                                                             -----------     ------------
          Total liabilities and shareholders' equity                                         $   4,675.1     $    4,011.3
                                                                                             ===========     ============

See notes to consolidated financial statements.                                         The Progressive Corporation and Subsidiaries

                                    Consolidated Statements of Changes in Shareholders' Equity
                                  --------------------------------------------------------------
36
                                                                       (millions-except per share amounts)

  For the years ended December 31,                                1994              1993              1992
PREFERRED SHARES, NO PAR VALUE
 Balance, Beginning of year                               $       87.9     $        96.4      $       96.4
  Treasury shares purchased-cost basis                            (2.1)             (8.5)               --
                                                          ------------     -------------      ------------
 Balance, End of year                                     $       85.8     $        87.9      $       96.4
                                                          ------------     -------------      ------------

COMMON SHARES, $1.00 PAR VALUE
 Balance, Beginning of year                               $       72.1     $        67.1      $       21.1
  Stock options exercised                                          0.2                .1                .5
  Stock rights issued (cancelled)                                   --                --               (.1)
  Sale of Common Shares                                             --               5.0                --
  Treasury shares purchased                                       (1.1)              (.1)             (1.9)
  Capitalization of stock split                                     --                --              38.5
  Conversion of convertible debenture                               --                --               9.0
                                                          ------------     -------------      ------------
 Balance, End of year                                     $       71.2     $        72.1      $       67.1
                                                          ------------     -------------      ------------

PAID-IN CAPITAL
 Balance, Beginning of year                               $      357.6     $       180.7      $      118.7
  Stock options exercised                                          4.9               1.7               3.7
  Stock rights issued                                               --               3.5               2.8
  Sale of Common Shares                                             --             172.0                --
  Treasury shares purchased                                       (5.4)              (.3)            (10.5)
  Conversion of convertible debenture                               --                --              66.0
                                                          ------------     -------------      ------------
 Balance, End of year                                     $      357.1     $       357.6      $      180.7
                                                          ------------     -------------      ------------

NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENT SECURITIES
 Balance, Beginning of year                               $       33.5     $        77.5      $       20.7
  Change in net unrealized appreciation (depreciation)           (64.2)            (44.0)             56.8
                                                          ------------     -------------      ------------
 Balance, End of year                                     $      (30.7)    $        33.5      $       77.5
                                                          ------------     -------------      ------------

RETAINED EARNINGS
 Balance, Beginning of year                               $      446.8     $       207.3      $      208.8
  Net income                                                     274.3             267.3             153.8
  Cash dividends on Preferred Shares (9-3/8% annually)            (8.5)             (9.2)             (9.4)
  Cash dividends on Common Shares ($.210, $.200
     and $.191 per share)                                        (14.9)            (13.9)            (11.4)
  Treasury shares purchased: Preferred Shares                     (0.2)             (1.3)               --
                             Common Shares                       (27.5)             (2.0)            (93.5)
  Capitalization of stock split                                     --                --             (38.5)
  Other, net                                                      (1.5)             (1.4)             (2.5)
                                                          ------------     -------------      ------------
 Balance, End of year                                     $      668.5     $       446.8      $      207.3
                                                          ------------     -------------      ------------

TOTAL SHAREHOLDERS' EQUITY                                $    1,151.9     $       997.9      $      629.0
                                                          ============     =============      ============

The 9-3/8% Serial Preferred Shares, Series A, may be redeemed at the Company's option any time on or after
May 31, 1996. There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.                                         The Progressive Corporation and Subsidiaries

                                               Consolidated Statements of Cash Flows
                                             -----------------------------------------                                            37


                                                                                                                   (millions)
 For the years ended December 31,                                                     1994              1993             1992
CASH FLOWS FROM OPERATING ACTIVITIES
  Income before cumulative effect of accounting change                          $    274.3        $    267.3      $     139.6
  Adjustments to reconcile income to net
         cash provided by operating activities:
       Depreciation and amortization                                                  19.3              16.1             24.3
       Net realized gains on security sales                                          (23.8)           (107.9)           (14.5)
       Changes in:
         Unearned premiums                                                           264.7             157.2             19.8
         Loss and loss adjustment expense reserves                                    85.8              74.4            197.1
         Accounts payable and accrued expenses                                        14.9               6.2           (154.9)
         Policy cancellation reserve                                                 (12.8)              8.0            (13.5)
         Prepaid reinsurance premiums                                                  1.4              (6.6)             5.3
         Reinsurance recoverables                                                      1.2             (23.1)          (103.0)
         Premiums receivable                                                        (161.8)            (68.6)            11.3
         Deferred acquisition costs                                                  (37.0)            (23.3)             8.9
         Federal income taxes                                                          9.9               2.0             22.7
         Other, net                                                                   15.2              21.8              7.5
                                                                                ----------        ----------      -----------
          Net cash provided by operating activities                                  451.3             323.5            150.6

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases:
       Held-to-maturity: fixed maturities                                            (89.6)           (118.1)          (135.0)
       Available-for-sale: fixed maturities                                       (1,463.1)         (1,215.6)        (1,089.6)
                           equity securities                                        (350.2)           (358.4)          (123.3)

 Sales:
       Available-for-sale: fixed maturities                                          731.6             325.6            419.4
                           equity securities                                         298.3             269.6            134.1
 Maturities, paydowns, calls and other:
       Held-to-maturity: fixed maturities                                             58.6              59.5            262.2
       Available-for-sale: fixed maturities                                          354.5             526.6            354.1
                           equity securities                                          17.7              56.5               --
 Net (purchases) sales of short-term investments                                     (48.3)             69.2            188.1
 (Receivable) payable on securities                                                  (41.3)             55.9            (21.4)
 Purchase of property and equipment                                                  (58.2)            (60.0)           (17.5)
 Sale of property and equipment                                                         --                --              5.4
                                                                                ----------        ----------      -----------
          Net cash used in investing activities                                     (590.0)           (389.2)           (23.5)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of stock options                                              5.1               1.8              4.2
  Proceeds from issuance of Common Shares                                               --             177.0               --
  Proceeds from funded debt                                                          198.4             148.2            170.0
  Payments of funded debt                                                              (.4)           (240.2)          (170.9)
  Dividends paid to shareholders                                                     (23.4)            (23.1)           (20.8)
  Acquisition of treasury shares                                                     (36.3)            (12.2)          (105.9)
                                                                                ----------        ----------      -----------
          Net cash provided by (used in) financing activities                        143.4              51.5           (123.4)
                                                                                ----------        ----------      -----------
  Increase (decrease) in cash                                                          4.7             (14.2)             3.7
  Cash, Beginning of year                                                              8.7              22.9             19.2
                                                                                ----------        ----------      -----------
  Cash, End of year                                                             $     13.4        $      8.7      $      22.9
                                                                                ==========        ==========      ===========

See notes to consolidated financial statements.                                         The Progressive Corporation and Subsidiaries

                  Notes to Consolidated Financial Statements
                ----------------------------------------------
38

December 31, 1994, 1993 and 1992

1.  REPORTING AND ACCOUNTING POLICIES

BASIS OF CONSOLIDATION AND REPORTING The accompanying consolidated financial statements include the accounts of The Progressive Corporation and subsidiaries (the Company). All the subsidiaries are wholly owned. All significant intercompany accounts and transactions are eliminated in consolidation. The Company's investments in subsidiaries exceeded their underlying book value at dates of acquisition by $4.0 million, of which $1.6 million remains.
INVESTMENTS Held-to-maturity: fixed maturity securities are securities which the Company has the positive intent and ability to hold to maturity. These securities are reported at amortized cost with the difference between the original cost and redemption value of these securities earned over the lives of the respective issues and included in investment income.
 Available-for-sale: fixed maturity securities are securities held for indefinite periods of time, and may be used as a part of the Company's asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs or similar economic factors. These securities are carried at market value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reflected in shareholders' equity.
 Available-for-sale: equity securities include common stocks and nonredeemable preferred stocks and are reported at quoted market values. Changes in the market values of these securities, net of deferred income taxes, are reflected as unrealized appreciation or depreciation in shareholders' equity.
 Financial instruments with off-balance-sheet risk include futures, options, short positions, forward positions and interest rate swap agreements, and are carried in the appropriate available-for-sale portfolio based on the nature of the instrument. Those instruments held or issued for purposes other than trading are carried at market value; changes in value of futures, options and short positions are recorded to income in the current period, and changes in the value of forward positions and interest rate swaps are reflected in shareholders' equity as unrealized appreciation or depreciation, net of deferred income taxes. At disposition, changes in value of forward positions and interest rate swap agreements are recognized in income as "realized gains or losses on security sales." Those instruments entered into for the purpose of hedging are carried at market value; changes in value are deferred and follow the recognition of the asset being hedged. Gains or losses on closed hedge positions are recorded as basis adjustments to the cost of the assets hedged and amortized over their expected life. Unamortized amounts are recognized in income at the disposition of the assets hedged.
 Trading securities are securities bought and held principally for the purpose of selling them in the near term and are reported at market value. Changes in market value are reflected in earnings. The Company had no trading securities or financial instruments with off-balance-sheet risk held or issued for trading purposes at December 31, 1994 and 1993.
 Short-term investments include certificates of deposit, commercial paper and other securities maturing within one year and are reported at amortized cost, which approximates market.
 Risk is individually evaluated for all positions, including financial instruments with off-balance-sheet risk.
 Realized gains and losses on sales of securities are computed based on the first-in first-out method.
 PROPERTY AND EQUIPMENT Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the assets using accelerated methods for computers and straight line for all other fixed assets. Capitalized interest costs were $1.6 million in 1994, $2.7 million in 1993 and $.3 million in 1992.
 INSURANCE PREMIUMS AND RECEIVABLES Insurance premiums written are earned primarily on a pro rata basis over the period of risk. For products where more than 50 percent cancellations are anticipated, premiums written and earned are reduced, though cancellations have not yet occurred.
 The Company provides insurance and related services to individuals, lenders and motor carriers throughout the United States and in Canada, and offers a variety of payment plans to meet individual customer needs. Generally, premiums are collected in advance of providing risk coverage, minimizing the Company's exposure to credit risk.
LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES Loss reserves represent the estimated liability on claims reported to the Company, plus reserves for losses incurred but not yet reported. These estimates are reported net of amounts recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims and losses.
The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income currently. REINSURANCE The Company's reinsurance transactions are primarily attributable to premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Plans-CAIP), for which the Company retains no indemnity risk. The remaining reinsurance arises from the Company seeking to reduce its loss exposure in its non-auto businesses. Prepaid reinsurance premiums are recognized on a pro rata basis over the period of risk.
EARNINGS PER SHARE Net income is reduced by Preferred Share dividends earned during the period and the excess of the fair value over the carrying amount of Preferred Shares repurchased for both the primary and fully diluted earnings per share calculations. Primary and fully diluted earnings per share are computed using the weighted number of Common

Shares and equivalents, including stock options, assumed outstanding during the period. For 1992, fully diluted earnings per share also assumed the conversion of the convertible debt instrument and the effects of related interest expense and income taxes.
DEFERRED ACQUISITION AND OTHER COSTS Deferred acquisition costs include commissions, premium taxes and other costs incurred in connection with writing business. These costs are deferred and amortized over the period in which the related premiums are earned. The Company considers anticipated investment income in determining the recoverability of these costs.
 In 1993, the Company early adopted Statement of Position (SOP) 93-7, "Reporting on Advertising Costs," which provides guidance on financial reporting of advertising costs. Included in "other assets" for 1994 and 1993 are $2.9 million and $1.6 million, respectively, of direct-response advertising costs, which are capitalized and amortized over the estimated period of the benefits. The amounts charged to advertising expense during 1994 and 1993 were $1.0 million and $.1 million, respectively. Direct-response advertising costs consist of direct mail, television and radio expenses and are amortized over a 21- to 66-month period.
SERVICE REVENUES AND EXPENSES Service revenues are earned on a pro rata basis over the term of the related policies; acquisition expenses are deferred and amortized over the period in which the related revenues are earned.
SUPPLEMENTAL CASH FLOW INFORMATION  Cash includes only bank demand deposits.
The Company paid Federal income taxes of $89.8 million, $91.0 million and $4.0 million in 1994, 1993 and 1992, respectively. Total interest paid was $48.3 million for 1994, $38.3 million for 1993 and $44.2 million for 1992. In 1992, the $75.0 million Floating Rate Convertible Subordinated Debenture due 2008 was converted into 9.0 million Common Shares.
 The Company effected a 3-for-1 stock split in the form of a dividend to shareholders on December 8, 1992. The Company reflected the issuance of the additional Common Shares by transferring $38.5 million from retained earnings to the common stock account. All per share, average equivalent share amounts and stock prices were adjusted to give effect to the split. Treasury shares were not split.
RECLASSIFICATIONS Certain amounts in the financial statements for prior periods were reclassified to conform with the 1994 presentation.

2.  INVESTMENTS

As of December 31, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments." As of December 31, 1993, the Company elected to early adopt SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." The adoption of SFAS 115 did not have any effect on the Company's results of operations or financial position.


The components of pretax investment income at December 31 were:

         (millions)                                                                   1994               1993               1992
Held-to-maturity:    fixed maturities                                         $       18.4        $      17.4      $        23.2
Available-for-sale:  fixed maturities                                                103.8               88.7               82.4
                     equity securities                                                23.2               19.8               23.4
Short-term investments                                                                13.1                8.6               10.0
                                                                              ------------        -----------      -------------
       Investment income                                                             158.5              134.5              139.0
                                                                              ------------        -----------      -------------

Gross realized gains:
      Held-to-maturity: fixed maturities                                               1.1                1.0                 .5
      Available-for-sale: fixed maturities                                            49.6               20.9               14.9
                          equity securities                                           23.0              102.3                4.5
Gross realized losses:
      Held-to-maturity: fixed maturities                                              (0.7)                --                 --
      Available-for-sale: fixed maturities                                           (40.2)              (4.6)              (4.2)
                          equity securities                                           (9.0)             (11.7)              (1.2)
                                                                              ------------        -----------      -------------
       Net realized gains on security sales                                           23.8              107.9               14.5
                                                                              ------------        -----------      -------------
                                                                              $      182.3        $     242.4      $       153.5
                                                                              ============        ===========      =============

40
         Changes in unrealized gains (losses) on fixed maturities and equity securities were:


         (millions)                                                             1994              1993            1992
Unrealized gains (losses):
      Held-to-maturity:  fixed maturities                                 $    (12.1)       $     (2.5)     $    (28.3)
                                                                          ==========        ==========      ==========
      Available-for-sale: fixed maturities                                $    (73.4)       $      1.6      $     29.1
                         equity securities                                     (25.4)            (67.6)           56.9
      Deferred income taxes                                                     34.6              22.0           (29.2)
                                                                          ----------        ----------      ----------
                                                                          $    (64.2)       $    (44.0)     $     56.8
                                                                          ==========        ==========      ==========


The composition of the investment portfolio at December 31 was:


         (millions)                                                            GROSS             GROSS
                                                                           UNREALIZED       UNREALIZED        MARKET
                                                                COST            GAINS           LOSSES         VALUE
1994
 Held-to-maturity:
  State and local government obligations                  $    337.6      $      8.4        $     (2.2)     $    343.8
                                                          ----------      ----------        ----------      ----------
 Available-for-sale:
  U.S. government obligations                                   30.1              --              (1.3)           28.8
  State and local government obligations                     1,210.2             8.9             (20.1)        1,199.0
  Foreign government obligations                                23.7              --               (.7)           23.0
  Corporate debt securities                                    179.8             2.7             (14.4)          168.1
  Asset-backed securities                                      634.9             1.4             (20.0)          616.3
  Other debt securities                                         51.0             4.4              (3.6)           51.8
                                                          ----------      ----------        ----------      ----------
                                                             2,129.7            17.4             (60.1)        2,087.0
  Equity securities                                            481.0             6.1             (10.8)          476.3
  Short-term investments                                       279.1             0.1                --           279.2
                                                           ----------      ----------        ----------      ----------
                                                          $  3,227.4      $     32.0        $    (73.1)     $  3,186.3
                                                          ==========      ==========        ==========      ==========
1993
 Held-to-maturity:
  State and local government obligations                  $    309.1      $     19.8        $     (1.5)     $    327.4
                                                          ----------      ----------        ----------      ----------
 Available-for-sale:
  U.S. government obligations                                   20.5              .3                --            20.8
  State and local government obligations                       819.8            18.2              (2.3)          835.7
  Foreign government obligations                                31.8             3.8              (1.8)           33.8
  Corporate debt securities                                    107.5             5.4               (.2)          112.7
  Asset-backed securities                                      732.8             8.3              (4.9)          736.2
  Other debt securities                                         49.5             4.7               (.8)           53.4
                                                          ----------      ----------        ----------      ----------
                                                             1,761.9            40.7             (10.0)        1,792.6
  Equity securities                                            433.2            21.1               (.4)          453.9
  Short-term investments                                       230.8              .5                --           231.3
                                                          ----------      ----------        ----------      ----------
                                                          $  2,735.0      $     82.1        $    (11.9)     $  2,805.2
                                                          ==========      ==========        ==========      ==========

The composition of fixed maturities by maturity at December 31, 1994 was:
         (millions)                                               HELD-TO-MATURITY                  AVAILABLE-FOR-SALE
                                                                              MARKET                            MARKET
                                                                     COST      VALUE                   COST      VALUE
Less than one year                                              $   107.8  $   108.6              $   611.3  $   605.2
One to five years                                                   179.5      182.2                1,142.6    1,109.4
Five to ten years                                                    20.8       21.8                  160.9      156.9
More than ten years                                                  29.5       31.2                  214.9      215.5
                                                                --------------------              --------------------
                                                                $   337.6  $   343.8              $ 2,129.7  $ 2,087.0
                                                                ====================              ====================


Securities which do not have a single maturity date are reported at average maturity.

At December 31, 1994, bonds in the principal amount of $58.0 million were on deposit with various regulatory agencies to meet statutory requirements.



The components of financial instruments with off-balance-sheet risk were:


         (millions)                                                    MARKET VALUE (CARRYING VALUE)   CONTRACT/NOTIONAL VALUE
                                                                              AT DECEMBER 31,              AT DECEMBER 31,

                                                                             1994           1993          1994         1993
Forward and future positions:
 Assets                                                                $     13.3     $     66.0     $   755.4    $   901.2
 Liabilities                                                                   --             .3            --         26.5
Option positions-assets                                                        --            (.2)           --         64.0
Interest rate swap positions-liabilities                                    (11.7)         (62.6)        423.2        659.6
Unmatched short foreign currency positions-liabilities                         --            1.9            --         80.9
                                                                       -------------------------     ----------------------
                                                                       $      1.6     $      5.4     $ 1,178.6    $ 1,732.2
                                                                       =========================     ======================

Financial instruments with off-balance-sheet risk are used to manage the risks and enhance the yields of the available-for-sale portfolio. This is accomplished by modifying the basis, duration or interest rate characteristics of the portfolio, or hedging securities. Net cash requirements are limited to changes in market values, which may vary based upon changes in interest rates and other factors. Exposure to credit risk is limited to the carrying value; unless otherwise noted, collateral is not required to support the credit risk.
 The Company had no uncollateralized lines and letters of credit as of December 31, 1994. As of December 31, 1993, the Company had committed $20.0 million in uncollateralized lines and letters of credits, of which none were outstanding and subject to credit risk as of December 31, 1993.


3.  REINSURANCE

In 1993, the Company adopted SFAS 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." SFAS 113 required amounts related to ceded reinsurance to be shown gross on the financial statements. Prior practice allowed ceding enterprises to report insurance activities net of the effects of reinsurance. The implementation of SFAS 113 resulted in the Company reporting ceded unearned premiums reserves as "prepaid reinsurance premiums" on the balance sheet and reporting ceded unpaid losses and amounts recoverable on paid losses as "reinsurance recoverables." SFAS 113 also provides risk transfer criteria and prescribes the accounting and reporting standards for reinsurance contracts.
 Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. As of December 31, 1994 and 1993, 64 percent and 69 percent, respectively, of the "prepaid reinsurance premiums" and 72 percent and 75 percent, respectively, of the "reinsurance recoverables" relate to CAIP, for which the Company retains no indemnity risk.


The effect of reinsurance on premiums written and earned as of December 31 is as follows:

         (millions)                                       1994                        1993                     1992
                                                  WRITTEN        EARNED       WRITTEN        EARNED    WRITTEN       EARNED
Direct premiums                                 $ 2,645.1     $ 2,378.4     $ 1,966.4     $ 1,808.8    $ 1,636    $ 1,619.4
Assumed                                               2.9           4.9           9.2           9.7        4.3          1.9
Ceded                                              (190.8)       (192.2)       (156.4)       (149.8)    (189.9)      (195.2)
                                                -----------------------     -----------------------    --------------------
Net premiums                                    $ 2,457.2     $ 2,191.1     $ 1,819.2     $ 1,668.7  $ 1,451.2    $ 1,426.1
                                                =======================     =======================  ======================

Losses and loss adjustment expenses are net of reinsurance ceded of $145.9 million in 1994, $138.8 million in 1993 and $196.7 million in 1992.

42


4.  FEDERAL INCOME TAXES

The provision for Federal income taxes in the accompanying consolidated statements of income differs from the statutory rates as follows:


         (millions)                                           1994                  1993                1992
Income before Federal income taxes                   $  379.8                 $  373.1                 $  178.7
                                                     ========                 ========                 ========

Tax at statutory rate                                $  132.9     35%            130.6      35%        $   60.8       34%
Tax effect of:
  Exempt interest income                                (24.8)    (6)            (15.4)     (4)           (12.9)      (7)
  Dividends received deduction                           (3.4)    (1)             (4.3)     (1)            (6.4)      (4)
  Other items, net                                         .8     --              (5.1)     (2)            (2.4)      (1)
                                                     ----------------         -----------------        ------------------
                                                     $  105.5     28%         $  105.8      28%        $   39.1       22%
                                                     ================         =================        ==================

The current portion of the Federal income tax provision was $113.0 million in 1994, $90.3 million in 1993 and $8.2 million in 1992.


Deferred Federal income taxes reflect the impact for financial statement reporting purposes of "temporary differences" between the financial statement carrying amounts and tax bases of assets and liabilities. At December 31, 1994 and 1993, the components of the net deferred tax asset were as follows:

         (millions)
                                                                                               1994          1993
Deferred tax assets:
 Unearned premium reserve                                                               $      66.8   $      48.1
 Non-deductible accruals                                                                       25.7          25.4
 Off-balance-sheet financial instruments                                                        9.6            --
 Capitalized expenditures                                                                       3.9           2.1
 Loss reserve discounting                                                                        .5           5.2
 Unrealized losses                                                                             16.7            --
 Other                                                                                          1.0            --
Deferred tax liabilities:
 Deferred acquisition costs                                                                   (56.6)        (43.6)
 Unrealized gains                                                                                --         (18.0)
 Other                                                                                           --          (5.5)
                                                                                        -----------   -----------
Net deferred tax asset                                                                  $      67.6   $      13.7
                                                                                        ===========   ===========



Deferred Federal income taxes include noninterest bearing special estimated tax deposits made pursuant to Section 847 of the Internal Revenue Code of $46.6 million and $40.5 million at December 31, 1994 and 1993, respectively. As of December 31, 1994, a deferred tax asset of $9.6 million was recorded to reflect accelerated recognition of gains on off-balance-sheet financial instruments.
 The Omnibus Budget Reconciliation Act of 1993 increased the maximum tax rate for corporations from 34 percent to 35 percent, effective for tax years beginning after December 31, 1992. As a result of this change in rate, the Company was able to write up the value of its deferred tax asset. The effect of this write-up was to increase net deferred tax assets which increased net income by $2.1 million, or $.03 per share, in 1993.
 Effective January 1, 1992, the Company adopted SFAS 109, "Accounting for Income Taxes," which changed the method of accounting for income taxes. The cumulative effect of adopting SFAS 109 was to restore deferred tax assets and increase net income $14.2 million, or $.20 per share, in 1992. The Company is able to demonstrate that the benefit of deferred tax assets is fully realizable.
 As of December 31, 1994, the Company included in "Federal income taxes" $2.0 million of foreign tax credit carryover. Of this amount, $.9 million and $1.1 million will expire at the end of 1996 and 1997, respectively, unless previously used.

5.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

In 1994, the Company adopted SOP 94-5, "Disclosures of Certain Matters in the Financial Statements of Insurance Enterprises." The adoption of SOP 94-5 had no effect on results of operations or financial condition.

Activity in the loss and loss adjustment expense reserves, prepared in accordance with generally accepted accounting principles, is summarized as follows:

         (millions)
                                                                                    1994           1993          1992
Balance at January 1                                                           $   1,348.6    $   1,274.2   $   1,077.1
 Less reinsurance recoverables on unpaid losses                                      334.8          316.7         213.7
                                                                               -----------   ------------   -----------
Net Balance at January 1                                                           1,013.8          957.5         863.4
                                                                               -----------   ------------   -----------
Incurred related to:
 Current year                                                                      1,539.8        1,126.5         982.4
 Prior years                                                                        (142.5)         (98.5)        (51.5)
                                                                               -----------   ------------   -----------
   Total incurred                                                                  1,397.3        1,028.0         930.9
Paid related to:
 Current year                                                                        893.9          604.9         483.4
 Prior years                                                                         417.0          366.8         353.4
                                                                               -----------   ------------   -----------
   Total paid                                                                      1,310.9          971.7         836.8
                                                                               -----------   ------------   -----------
Net Balance at December 31                                                         1,100.2        1,013.8         957.5
 Plus reinsurance recoverables on unpaid losses                                      334.2          334.8         316.7
                                                                               -----------   ------------   -----------
Balance at December 31                                                         $   1,434.4   $    1,348.6   $   1,274.2
                                                                               ===========   ============   ===========

During 1994, based on a review of the adequacy of its total loss reserves, the Company eliminated its $71.0 million "supplemental re serve" ($46.2 million after tax), resulting in a one-time increase in earnings of $.62 per share. The Company historically established case and IBNR reserves by product with the objective of being accurate to within plus or minus 2 percent. Pricing has been based on these estimates of reserves by product. Because the Company desired a very high degree of comfort that aggregate reserves were adequate, aggregate reserves were established near the upper end of the reasonable range of reserves, and the difference between such aggregate reserves and the midpoint of the reasonable range of case and IBNR reserves was called the "supplemental reserve." The Company concluded, after examining its historical aggregate reserves, that the practice of setting aggregate reserves at the upper end of the range of reasonable reserves provided an unnecessarily high level of comfort. Even without the high level of comfort provided by the "supplemental reserve," the Company's reserves have historically been redundant by approximately 2 percent to 4 percent over the most recent 5 years. The Company believes that this change in the estimate of its reserves will place it more in line with the practices of other companies in the industry.
 Because the Company is primarily an insurer of motor vehicles, it has limited exposure for environmental, product and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known by it. The Company does not believe that these claims will have a material impact on the Company's liquidity, results of operations, cash flows or financial condition.
 During 1994, the Company settled the dispute arising out of its 1985 acquisition of American Star Insurance Company, over the seller's refusal to pay certain losses on pre-sale business written by American Star. Total reserves on this business, which are mainly for product liability and environmental claims, are $29.7 million, of which $9.9 million is recoverable from reinsurers. The Company will continue to monitor these exposures, adjust the related reserves appropriately as additional information becomes known and disclose any material developments. See Management's Discussion and Analysis for further discussion.


6.  LITIGATION

The Company, or its subsidiaries, are named as defendant in various lawsuits generally relating to their business. Numerous legal actions arise from claims made under insurance policies issued by the subsidiaries or in connection with previous reinsurance agreements. These actions were considered by the Company in establishing its loss and loss adjustment expense reserves. The Company believes that the ultimate disposition of these and other pending lawsuits will not materially impact the Company's results of operations, cash flows or financial position.

44

7.  DEBT

During 1994, the maximum amount of bank borrowings outstanding was $8.5 million, and the daily average amount outstanding was $.1 million, at an average annual interest rate of 5.0 percent.


Funded debt at December 31 consisted of:


         (millions)                                                                                1994           1993
6.60% Notes                                                                                  $     198.5     $      --
7% Notes                                                                                           148.2          148.2
8 3/4% Notes                                                                                        29.0           28.8
10% Notes                                                                                          149.4          149.3
10 1/8% Subordinated Notes                                                                         149.3          149.2
Other funded debt                                                                                    1.2            1.6
                                                                                             -----------     -----------
                                                                                             $     675.6     $    477.1
                                                                                             ===========     ===========

Funded debt includes amounts the Company has borrowed and contributed to the capital of its insurance subsidiaries or borrowed for other long-term purposes.



In May 1990, the Company entered into a revolving credit arrangement with National City Bank, which is reviewed by the bank annually. Under this agreement, the Company had the right to borrow up to $50.0 million. In February 1994, the Company reduced this revolving credit arrangement to $20.0 million.
By selecting from available credit options, the Company may elect to pay interest at rates related to the London interbank offered rate, the bank's base rate or at a money market rate. A commitment fee is payable on any unused portion of the committed amount at the rate of .125 percent per annum. The Company had no borrowings under this arrangement.
 In February 1994, the Company terminated a four-year credit facility with Morgan Guaranty Trust Company of New York, originally entered into in May 1990, under which the Company had the right to borrow up to $75.0 million.
 In February 1994, the Company terminated a five-year credit facility agreement with a group of banks, originally entered into in October 1989, under which the Company secured the right to borrow up to $235.0 million and request an additional $235.0 million.
 In January 1994, the Company sold $200.0 million of its 6.60% Notes due 2004. The Notes are noncallable, and interest is payable semiannually. The fair value of these Notes was $174.2 million at December 31, 1994.
 In October 1993, the Company sold $150.0 million of noncallable 7% Notes due 2013 with interest payable semiannually. The fair value of these Notes was $124.6 million and $145.3 million at December 31, 1994 and 1993, respectively.
 In May 1989, the Company issued $30.0 million of 8-3/4% Notes due 1999 in exchange for $30.0 million of the 8-3/4% Debentures due 2017. These Notes are noncallable and interest is payable semiannually. The fair value of these Notes was $30.3 million and $33.7 million at December 31, 1994 and 1993, respectively.
 In December 1988, the Company sold $150.0 million of 10% Notes due 2000 and $150.0 million of 10-1/8% Subordinated Notes due 2000. All such Notes are noncallable. Interest is payable semiannually on both issues. The fair values of the 10% Notes and 10-1/8% Subordinated Notes were $159.8 million and $159.7 million, respectively, at December 31, 1994 and $180.6 million and $181.2 million, respectively, at December 31, 1993.
 In February 1987, the Company sold $100.0 million, $70.0 million after the May 1989 debt exchange, of 8-3/4% Debentures due 2017 with interest payable semiannually. In December 1993, the Company redeemed the entire $70.0 million principal amount of these Debentures. The Company redeemed the Debentures at
105.425 percent of the principal amount, plus accrued interest, with the proceeds of the sale of certain securities in its investment portfolios. A $4.0 million charge on debt extinguishment was recorded as a "non-recurring item."
 As of December 31, 1994, the Company was in compliance with its debt covenants. Aggregate principal payments on funded debt outstanding at December 31, 1994 are $.4 million for 1995 and 1996, $.3 million for 1997, $.1 million for 1998, $30.0 million for 1999, and $650.0 million thereafter.


8.  LEASE COMMITMENTS

The Company has operating lease commitments with terms greater than one year for equipment and office space, some with options to renew at the end of the lease periods. The minimum rental commitments under all such noncancelable leases at December 31, 1994 are as follows (in millions): 1995-$23.8; 1996-$17.1; 1997-$6.6; 1998-$2.3; 1999-$.8; and thereafter-$0. Total rental expense incurred by the Company for 1994, 1993 and 1992 was $29.1 million, $31.3 million and $35.4 million, respectively.

9.  EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS The Company has a two-tiered Retirement Security Program. The first tier is a self-directed defined contribution pension plan covering all employees who meet requirements as to age and length of service. Contributions vary from one percent to five percent of annual eligible compensation up to the Social Security wage base, based on years of eligible service. Prior to January 1, 1994, the defined contribution plan was Company directed, covered only eligible employees hired after December 31, 1988 and was funded at 1.3 percent of annual eligible compensation up to the Social Security wage base. Company contributions were $3.2 million in 1994, $.7 million in 1993 and $.5 million in 1992.
 The second tier is a long-term savings plan under which the Company matches, up to a maximum of three percent of an employee's annual contribution in Company stock. Company contributions were $4.4 million in 1994, $3.8 million in 1993 and $3.6 million in 1992.
 The Company has a defined benefit pension plan which covered employees hired before January 1, 1989 who meet requirements as to age and length of service. This plan and future benefit accruals were curtailed on December 31, 1993, and the Company recognized a $1.5 million gain. The benefits accruals, based on years of service and the employee's career average compensation up to the Social Security tax base, were frozen as of December 31, 1993. The Company's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes.


The following table sets forth the defined benefit plan information as of December 31:


         (millions)                                                                 1994          1993          1992
Actuarial present value of benefit obligations:
      Vested benefit obligation                                                $      13.6       $     15.8     $      9.2
                                                                               ============      ===========    ===========
      Accumulated benefit obligation                                           $      13.6       $     16.8     $     12.3
                                                                               ============      ===========    ===========
      Projected benefit obligation for service rendered to date                $      13.6       $     16.8     $     16.6
Plan assets at fair value, primarily government and corporate taxable bonds           17.1             17.9           13.6
                                                                               ------------      -----------    -----------
Plan assets net of projected benefit obligation                                        3.5              1.1           (3.0)
Unrecognized actuarial gains                                                          (3.0)            (1.9)          (3.6)
Unrecognized prior service cost                                                         --               --             .7
Unrecognized transition asset at January 1, 1987, recognized over 21 years             (.3)             (.3)           (.3)
                                                                               ------------      -----------    -----------
Pension asset (liability) recognized in the consolidated balance sheets        $        .2       $     (1.1)    $     (6.2)
                                                                               ============      ===========    ===========
Net pension cost included the following components:
      Service cost-benefits earned during the period                           $        --       $      1.9     $      2.5
      Interest cost on projected benefit obligation                                    1.3              1.2            1.1
      Actual return on plan assets                                                      .1             (1.2)          (1.3)
      Net amortization and deferral                                                   (1.6)             (.5)           (.4)
                                                                               ------------      -----------    -----------
      Net periodic pension cost (return)                                       $       (.2)      $      1.4     $      1.9
                                                                               ============      ===========    ===========



The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 8.0 percent for 1994, 7.0 percent for 1993 and 8.0 percent for 1992. The expected long-term rate of return on assets was 8.0 percent for 1994, 1993 and 1992. The rate of increase in future compensation levels was 8.0 percent in 1992.

POSTEMPLOYMENT BENEFITS The Company provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits including workers' compensation and, if elected, continuation of health care benefits. In 1993, the Company early adopted SFAS 112, "Accounting for Postemployment Benefits." The Company's obligation was $1.3 million and $.9 million at December 31, 1994 and 1993, respectively.
POSTRETIREMENT BENEFITS The Company provides postretirement health and life benefits to all employees who met requirements as to age and length of service at December 31, 1988. The Company recognized its obligation of $.4 million at December 31, 1994, 1993 and 1992. As of December 31, 1994, the Company has fully funded its retirees' portion of the postretirement benefit obligation and will review this funded status annually. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future.
INCENTIVE COMPENSATION PLANS The Company's 1989 Incentive Plan provides for the granting of stock options and other stock-based awards to key employees of the Company. The 6,500,000 Common Shares authorized under the Incentive Plan have been registered. Outside of the Incentive Plan, the Company registered 1,425,000 Common Shares

46
relating to stock options granted to key employees of the Company. The nonqualified stock options granted are for periods up to ten years, become exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All options were granted at the fair market value at the date of grant.


A summary of all stock option activity during the three years ended December 31, follows:

                                         1994                           1993                         1992

                              Number of       Option Prices    Number of      Option Prices   Number of     Option Prices
Options Outstanding              Shares           Per Share       Shares          Per Share      Shares         Per Share
Beginning of year             4,488,887   $ 7.666 to 29.625   4,123,003   $ 7.666 to 19.833   3,301,176   7.666 to 19.833
      Add (deduct):
      Granted                 1,156,450    31.000 to 38.750     693,325              29.625   1,581,750  15.458 to 18.833
      Exercised                (198,959)    7.666 to 19.666     (96,443)    9.250 to 19.666    (531,497)  7.666 to 18.291
      Cancelled                (182,556)   11.250 to 31.000    (230,998)    9.125 to 29.625    (228,426)  9.125 to 19.375
                              ---------   -----------------   ---------    ----------------   ---------  ----------------
End of year                   5,263,822   $ 7.666 to 38.750   4,488,887    $7.666 to 29.625   4,123,003  $7.666 to 19.833
                              =========   =================   =========    ================   =========  ================
Exercisable, end of year      1,128,902   $ 7.666 to 31.000     934,592    $7.666 to 19.833     759,238  $7.666 to 19.666
                              =========   =================   =========    ================   =========  ================
Available, end of year        1,834,279                       2,808,173                       1,270,500
                              =========                       =========                       =========

The Company's 1985 Restricted Stock Plan, which awarded to key employees Common Shares which vested over future employment periods, expired on December 31, 1993.
 The amounts charged to income for incentive compensation plans, including an executive cash bonus program for key members of management and a gainsharing payment to all other employees, were $32.0 million in 1994, $24.7 million in 1993 and $12.0 million in 1992.

10.  STATUTORY FINANCIAL INFORMATION

At December 31, 1994, $102.1 million of consolidated statutory policyholders' surplus represents net admitted assets of the Company's insurance subsidiaries that are required to meet minimum statutory surplus requirements in the subsidiaries' states of domicile. The subsidiaries may be licensed in states, other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance subsidiaries that, subject to other applicable insurance laws and regulations, are available for transfer to the Company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the subsidiaries are licensed.
 During 1994, the insurance subsidiaries paid aggregate cash dividends of $52.6 million to the Company, and one subsidiary remitted $20.1 million of surplus by redeeming and subsequently retiring a portion of its shares. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $177.0 million in 1995 without prior approval from regulatory authorities.
 Statutory policyholders' surplus was $949.2 million and $701.9 million at December 31, 1994 and 1993, respectively. Statutory net income was $230.3 million, $188.6 million and $61.7 million for the years ended December 31, 1994, 1993 and 1992, respectively. During 1994, the insurance subsidiaries began to reduce loss reserves for anticipated salvage and subrogation recoveries in accordance with statutory accounting principles. Previously, salvage and subrogation was not reflected in the statutory financial statements until actually recovered. As a result of this change, statutory policyholders' surplus increased $39.9 million during 1994.
 As of December 31, 1994, the Company's insurance subsidiaries, as part of their statutory filings, are required to disclose their risk-based capital
(RBC) requirements. The National Association of Insurance Commissioners developed an RBC program to enable regulators to take appropriate and timely regulatory actions relating to insurers that show signs of weak or deteriorating financial conditions. RBC is a series of dynamic surplus-related formulas which contain a variety of factors that are applied to financial balances based on a degree of certain risks, such as asset, credit and underwriting risks.

11.  RELATED PARTY TRANSACTIONS

In April 1988, the Company sold to Alfred Lerner, then Chairman of the Company's Board of Directors, a $75.0 million Floating Rate Convertible Subordinated Debenture due 2008 (convertible debenture). On December 16, 1992, the convertible debenture was converted into 9,000,000 Common Shares. On the same date, Mr. Lerner sold, in an underwritten public offering, 5,175,000 of the Common Shares received upon such conversion. In 1993, Mr. Lerner sold the remaining 3,825,000 shares. The public offering was completed pursuant to the terms of the registration rights provisions of

                                                                          47
the convertible debenture, under which the Company paid $5.1 million in underwriting and other expenses of the offering, which were charged directly to shareholders' equity. In addition, Mr. Lerner ended his employment agreement with the Company, and the Company paid him $10.0 million. Prior to the conversion, the Company incurred interest expense on the convertible debenture of $4.5 million in 1992.
 As of June 30, 1992, the Company exercised its right to terminate the Investment Management Agreement with Progressive Partners Limited Partnership (Progressive Partners) as part of its strategy to compete more effectively by lowering costs. Mr. Lerner had a 50 percent interest in Progressive Partners. Upon such termination, the Company paid Progressive Partners a one-time termination fee, and an additional incentive fee for the period ended June 30, 1992, in the aggregate amount of $54.6 million, determined according to a formula contained in the Investment Management Agreement. Progressive Partners' investment staff became employed by a wholly-owned subsidiary of the Company and continues to provide the Company with investment and capital management services. Prior to the termination of the Agreement, the Company incurred investment management service fees to Progressive Partners of $10.5 million for 1992.
 In January 1991, the Company purchased 4,851,000 shares (adjusted for the 2-for-1 stock split paid February 12, 1993), or 4.9 percent, of MBNA Corporation in connection with its initial public offering. At the time of the transaction, Mr. Lerner was Chairman of the Board and Chief Executive Officer of MBNA Corporation and owned 10 percent of its common stock. During 1993, the Company sold its entire holding of MBNA Corporation, recognizing realized gains of $74.3 million.

12.  SEGMENT INFORMATION

The operating segments of the Company and subsidiaries are classified into Insurance and Service. Expense allocations are based on assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets to segments.


For the years ended December 31,                       1994                      1993                     1992

         (millions)                                           Pretax                    Pretax                  Pretax
                                               Revenues Profit (Loss)   Revenues  Profit (Loss)  Revenues  Profit (Loss)
Insurance operations                         $  2,191.1   $   251.5   $  1,668.7   $   177.8   $  1,426.1    $    49.6
Service operations                                 41.9        10.0         43.7         6.8         53.3         (4.3)
                                             ----------   ---------   ----------   ---------   ----------    ---------
      Total operations                          2,233.0       261.5      1,712.4       184.6      1,479.4         45.3
Proposition 103 reserve reduction                    --          --           --          --        106.0        106.0
Total investment income                           182.3       182.3        242.4       242.4        153.5        153.5
Interest expense and other costs                     --       (64.0)          --       (53.9)          --       (126.1)
                                             ----------   ---------   ----------   ---------   ----------    ---------
                                             $  2,415.3   $   379.8   $  1,954.8   $   373.1   $  1,738.9    $   178.7
                                             ==========   =========   ==========   =========   ==========    =========


13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Information about specific valuation techniques and related fair value detail is provided in Note 1-Reporting and Accounting Policies, Note 2-Investments and
Note 7-Debt. Pursuant to SFAS 119, the cost and market value of the financial instruments as of December 31 are summarized as follows:


         (millions)                                                                     1994                   1993
                                                                                             Market                 Market
                                                                                  Cost        Value         Cost     Value
Investments:
       Held-to-maturity: fixed maturities                                       $337.6        $343.8      $309.1     $327.4
       Available-for-sale: fixed maturities                                    2,129.7       2,087.0     1,761.9    1,792.6
                          equity securities                                      481.0         476.3       433.2      453.9
       Short-term investments                                                    279.1         279.2       230.8      231.3
Funded debt                                                                     (675.6)       (649.8)     (477.1)    (542.4)

48
                                Loss Reserves
                                 -------------
               Not covered by report of independent accountants

                                                                                              GAAP Combined Ratio
                                                                                                        Adjusted to
                                              Year-End        Current         % Year-End                    Reflect
                                               Reserve       Estimate     Reserve Amount                       Loss
                                                Amount       of Total          Unpaid at          As        Reserve
Year                                        (millions)    Redundancy1  December 31, 1994    Reported    Development
1994(2) . . . . . . . . . . . . . . . .      $   1,434             NA                100%       88.5             NA
1993  . . . . . . . . . . . . . . . . .          1,349             10%                51        89.3           91.6
1992  . . . . . . . . . . . . . . . . .          1,274             15                 28        96.5           94.0
1991  . . . . . . . . . . . . . . . . .          1,077             12                 18       103.7          103.1
1990  . . . . . . . . . . . . . . . . .            858             13                 13        99.0           96.8
1989  . . . . . . . . . . . . . . . . .            750             10                  6       101.2           98.3
1988  . . . . . . . . . . . . . . . . .            654              6                  3        97.1           99.8

The chart represents what the underwriting results for prior years would have been if year-end reserves were as subsequent payments and current reserves now suggest. For example, the 89.3 GAAP combined ratio as reported for 1993 was positively impacted 2.3 points because reserve redundancy which existed at December 31, 1992 decreased by $37.7 million during 1993.

1 The percentage will change as claims unpaid at December 31, 1994 are ultimately settled or the reserves adjusted.

2 In 1994, the $71.0 million "supplemental reserve" was eliminated, resulting in a one-time favorable impact to the GAAP combined ratio of 3.2 points. See Management's Discussion and Analysis for further discussion.

NA = Not applicable


                            Direct Premiums Written
                            -----------------------
                Not covered by report of independent accountants

(millions)
                          1994                 1993                1992                1991                 1990
Florida            $    369.9   14.0%   $   265.6   13.5%      $ 195.3  11.9%       $173.9   11.3%   $   169.3   12.5%
Texas                   246.4    9.3        146.6    7.4         117.0   7.2          96.2    6.3         64.4    4.7
Ohio                    232.0    8.8        175.9    8.9         140.7   8.6         137.1    8.9        116.8    8.6
New York                195.2    7.4        170.4    8.7         156.8   9.6         132.1    8.6        105.2    7.7
Pennsylvania            161.2    6.1        113.0    5.8          70.1   4.3          52.8    3.4         53.0    3.9
Georgia                 129.7    4.9        120.0    6.1         114.6   7.0         122.9    8.0        106.4    7.8
California              126.8    4.8         80.2    4.1          90.6   5.5         156.1   10.2        177.8   13.1
All other             1,183.9   44.7        894.7   45.5         751.7  45.9         665.7   43.3        565.9   41.7
                   ----------  ------  ----------  ------   ---------- ------     --------  ------  ----------  ------
      Total        $  2,645.1  100.0%  $  1,966.4  100.0%   $  1,636.8 100.0%     $1,536.8  100.0%  $  1,358.8  100.0%
                   ==========  ======  ==========  ======   ========== ======     ========  ======  ==========  ======

                                     The Progresive Corporation and Subsidiaries

                                                                          49

                  Quarterly Financial and Common Share Data
                  -----------------------------------------
               Not covered by report of independent accountants

(millions-except per share amounts)
                                          Net Income       Operating Income1

                                                                                                               Stock Price
                           Operating                   Per                 Per        High-Low   Dividends    Appreciation
Year            Quarter     Revenues       Total    Share2    Total3    Share2          Price4   Per Share   (Depreciation)5

1994  . . . . . . .  1     $   488.2      $ 48.1     $ .62    $ 49.8     $ .64    $40 1/2-27 3/4    $  .050
                     2         547.1        60.5       .79      54.7       .71     35 5/8-28 1/2       .050
                     3         582.3        64.8       .85      57.4       .75     38 7/8-33 1/4       .055
                     4         615.4       100.9      1.34(6)   50.8       .66     38 3/8-32 1/4       .055
                           ---------      ------     -----    ------     -----    --------------    -------        -----
                           $ 2,233.0      $274.3     $3.59(6) $212.7     $2.76    $40 1/2-27 3/4    $  .210       (13.1)%
                           =========      ======     =====    ======     =====    ==============    =======        =====

1993  . . . . . . .  1     $   382.8      $ 51.6     $ .71     $39.9     $ .54    $36 1/8-26 5/8    $  .050
                     2         423.3        79.7      1.11      54.5       .75     36 1/4-27 1/2       .050
                     3         442.8        82.6      1.09      54.7       .71     44 1/4-31 3/4       .050
                     4         463.5        53.4       .68      49.3       .63     46 1/8-38 3/8       .050
                           ---------      ------     -----    ------     -----    --------------    -------        -----
                           $ 1,712.4      $267.3     $3.58    $197.3     $2.61    $46 1/8-26 5/8    $  .200        39.8%
                           =========      ======     =====    ======     =====    ==============    =======        =====

1992  . . . . . . .  1     $   346.4      $ 36.1     $ .47(7) $ 18.0      $.22    $18 7/8-14 3/4    $  .047
                     2         365.7        40.1       .53      32.4       .41         19-15 5/8       .047
                     3         373.7        44.7       .62      42.0       .58         22-18 7/8       .047
                     4         393.6        32.9       .45(8)   37.4       .51     29 3/8-21 3/8       .050
                           ---------      ------     -----    ------     -----    --------------    -------        -----
                           $ 1,479.4      $153.8     $2.05    $129.8     $1.72    $29 3/8-14 3/4    $  .191        63.3%
                           =========      ======     =====    ======     =====    ==============    =======        =====

All per share amounts and stock prices were adjusted for the December 8, 1992, 3-for-1 stock split.

1 Represents net income less realized gains and losses on security sales and one-time items.

2 Presented on a fully diluted basis. The sum does not equal the total because the average equivalent shares differ in the periods.

3 For 1993, the sum of the quarterly operating income does not equal the total due to the retroactive impact of the Omnibus Budget Reconciliation Act of 1993.

4 Prices as reported on the New York Stock Exchange.

5 Represents annual rate of return on Progressive Common Shares, including quarterly dividend reinvestment.

6 In the fourth quarter 1994, the "supplemental reserve" was eliminated, resulting in a one-time increase of $71.0 million before taxes, or $.63 per share for the quarter and $.62 per share for the year. See Management's Discussion and Analysis for further discussion.

7 For the first quarter 1992, income before cumulative effect of accounting change was $21.9 million, or $.28 per share.

8 Adjustments which adversely impacted earnings during the fourth quarter
  1992 were the payment to Alfred Lerner (see Note 11-Related Party Transactions for further discussion) and reserve adjustments based on routine actuarial analysis completed during the quarter.


                                   The Progressive Corporation and Subsidiaries

50
                     Ten Year Summary--Financial Highlights
                     --------------------------------------
                Not covered by report of independent accountants

                                                                  (millions-except per share amounts and number of people employed)

                                                                                                1994             1993
INSURANCE COMPANIES SELECTED FINANCIAL INFORMATION
       AND OPERATING STATISTICS-STATUTORY BASIS
 Reserves:
       Loss and loss adjustment expense                                                     $  1,100.2     $   1,053.7
       Unearned premiums                                                                         954.8           688.9
 Policyholders' surplus1                                                                         949.2           701.9
 Ratios:
       Net premiums written to policyholders' surplus                                              2.6             2.6
       Loss and loss adjustment expense reserves to policyholders' surplus                         1.2             1.5
       Loss and loss adjustment expense                                                           64.2            62.6
       Underwriting expense                                                                       22.4            25.4
                                                                                            ----------     -----------
       Statutory combined ratio                                                                   86.6            88.0

SELECTED CONSOLIDATED FINANCIAL INFORMATION-GAAP BASIS
  Total revenues                                                                            $  2,415.3     $   1,954.8
  Total assets2                                                                                4,675.1         4,011.3
  Total shareholders' equity3                                                                  1,151.9           997.9
  Common Shares outstanding                                                                       71.2            72.1
  Book value per Common Share3                                                              $    14.97     $     12.62
  Return on average shareholders' equity4                                                         27.4%           36.0%
  Funded debt outstanding                                                                   $    675.6     $     477.1
  Ratio of funded debt to capital                                                                   37%             32%
  GAAP underwriting margin3                                                                       11.5            10.7
  Number of people employed                                                                      7,544           6,101

1 During 1994, the Company began accruing for salvage and subrogation recoverables. See Note 10-Statutory Financial Information.

2 Pursuant to SFAS 113, amounts for 1990 through 1992 were restated. See Note 3-Reinsurance.

3 In 1994, the $71.0 million "supplemental reserve" was eliminated, increasing book value per share $.65, underwriting profit margin
  3.2 percent and shareholders' equity $46.2 million. See Management's Discussion and Analysis for further discussion.

4 Net income minus preferred share dividends divided by average common shareholders' equity.
  All share and per share amounts were adjusted for stock splits.






       1992        1991        1990       1989        1988        1987        1986        1985



      $ 994.7     $ 901.7     $ 827.4    $ 787.7     $ 685.5     $ 496.1     $ 342.0     $ 226.6
        538.5       513.6       474.1      467.6       505.0       446.8       323.9       219.4
        658.3       676.7       636.7      578.1       495.0       452.0       312.0       230.1

          2.2         2.0         1.9        2.0         2.6         2.5         2.5         2.3
          1.5         1.3         1.3        1.4         1.4         1.1         1.1         1.0
         68.3        65.7        62.1       65.9        62.9        58.3        61.0        65.6
         29.8        33.5        31.1       31.4        33.2        35.8        34.3        33.6
     --------    --------    --------   --------    --------    --------     -------     -------
         98.1        99.2        93.2       97.3        96.1        94.1        95.3        99.2


     $1,738.9    $1,493.1    $1,376.2   $1,392.7    $1,355.8    $1,066.2     $ 749.4     $ 507.1
      3,440.9     3,317.2     2,912.4    2,643.7     2,316.3     1,782.5     1,259.2       810.8
        629.0       465.7       408.5      435.2       417.2       395.0       311.4       118.4
         67.1        63.3        69.3       76.2        80.7        86.1        84.0        65.1
     $   7.94    $   5.83    $   5.89   $   5.71    $   5.17    $   4.59     $  3.71     $  1.82
         34.7%        6.7%       21.5%      17.4%       25.9%       24.7%       26.9%       36.9%
     $  568.5    $  644.0    $  644.4   $  645.9    $  479.2    $  216.9     $ 100.8     $ 158.7
           47%         58%         61%        60%         53%         35%         24%         57%
          3.5        (3.7)        1.0       (1.2)        2.9         5.6         4.3         0.0
        5,591       6,918       6,370      6,049       5,854       5,879       4,711       3,266

The Progressive Corporation and Subsidiaries

52

             Ten Year Summary--GAAP Consolidated Operating Results
             -----------------------------------------------------
               Not covered by report of independent accountants

                                                                                (millions-except per share amounts)
                                                                                                1994             1993
Direct premiums written:
      Personal lines                                                                        $  2,181.7      $   1,548.9
      Commercial lines                                                                           463.4            417.5
                                                                                            ----------       ----------
Total direct premiums written                                                                  2,645.1          1,966.4
      Reinsurance assumed                                                                          2.9              9.2
      Reinsurance ceded                                                                         (190.8)          (156.4)
                                                                                            ----------       ----------
Net premiums written                                                                           2,457.2          1,819.2
      Net change in unearned premiums reserve1                                                  (266.1)          (150.5)
                                                                                            ----------       ----------
Premiums earned                                                                                2,191.1          1,668.7
                                                                                            ----------       ----------
Expenses:
      Losses and loss adjustment expenses2                                                     1,397.3          1,028.0
      Policy acquisition costs                                                                   391.5            311.6
      Other underwriting expenses                                                                150.8            151.3
                                                                                            ----------       ----------
Total underwriting expenses                                                                    1,939.6          1,490.9
                                                                                            ----------       ----------
Underwriting profit (loss) before taxes                                                          251.5            177.8
Provision (benefit) for Federal income taxes                                                      88.0             62.2
                                                                                            ----------       ----------
Underwriting profit (loss) after taxes                                                           163.5            115.6
Service operations profit (loss) after taxes                                                       6.5              4.4
                                                                                            ----------       ----------
                                                                                                 170.0            120.0
Investment income after taxes                                                                    131.2            107.1
Net realized gains (losses) on security sales after taxes                                         15.5             70.1
Interest expense after taxes                                                                     (35.9)           (25.8)
Proposition 103 reserve reduction after taxes                                                       --               --
Non-recurring items after taxes                                                                     --             (2.6)
Other expense after taxes3                                                                        (6.5)            (1.5)
                                                                                            ----------       ----------
Income before Federal tax adjustments
       and cumulative effect of accounting change                                                274.3            267.3
Federal tax adjustments4                                                                            --               --
Cumulative effect of accounting change5                                                             --               --
                                                                                            ----------       ----------
Net income                                                                                  $    274.3      $     267.3
                                                                                            ==========      ===========
Per share
      Net income2                                                                           $     3.59      $      3.58
      Dividends                                                                                   .210             .200
Average equivalent shares
      Primary                                                                                     74.0             71.8
      Fully diluted                                                                               74.0             72.0
Common Share Price
      High                                                                                  $    40 1/2     $    46 1/8
      Low                                                                                        27 3/4          26 5/8
      Close6                                                                                     35              40 1/2

1 Amount represents change in unearned premiums reserve less change in prepaid reinsurance premiums.

2 In 1994, the "supplemental reserve" was eliminated, resulting in a one-time decrease to losses and loss adjustment expenses of
  $71.0 million, or $.62 per share.

  See Management's Discussion and Analysis for further discussion.

3 Reflects investment expenses after taxes and other tax adjustments.

4 1991 reflects a deferred tax asset write-down; 1990 reflects a fresh start tax benefit; and 1985 reflects benefits from capital loss carry forwards.

5 1992 reflects adoption of SFAS 109, "Accounting for Income Taxes," and 1987 reflects adoption of SFAS 96, "Accounting for
  Income Taxes."

6 Represents the closing price at December 31.

  All share and per share amounts were adjusted for stock splits.





     1992         1991        1990       1989        1988        1987        1986       1985
   $1,214.6    $1,047.4    $  876.0   $  800.1    $  817.0    $  690.2    $  526.2    $  396.4
      422.2       489.4       482.8      487.0       521.0       488.0       303.9       145.0
   --------    --------    --------   --------    --------    --------    --------    --------
    1,636.8     1,536.8     1,358.8    1,287.1     1,338.0     1,178.2       830.1       541.4
        4.3          .1          .1        7.2         9.4        19.5         9.2         1.6
     (189.9)     (212.3)     (162.6)    (134.0)      (72.4)      (81.2)      (58.4)      (20.1)
   --------    --------    --------   --------    --------    --------    --------    --------
    1,451.2     1,324.6     1,196.3    1,160.3     1,275.0     1,116.5       780.9       522.9
      (25.1)      (37.7)       (5.1)      36.2       (59.6)     (122.1)     (103.7)      (78.1)
   --------    --------    --------   --------    --------    --------    --------    --------
    1,426.1     1,286.9     1,191.2    1,196.5     1,215.4       994.4       677.2       444.8
   --------    --------    --------   --------    --------    --------    --------    --------

      930.9       858.0       762.9      799.3       752.0       571.9       406.6       288.4
      304.1       313.7       292.7      296.7       321.3       292.6       190.2       130.1
      141.5       162.1       123.7      114.9       106.6        74.4        51.8        26.4
   --------    --------    --------   --------    --------    --------    --------    --------
    1,376.5     1,333.8     1,179.3    1,210.9     1,179.9       938.9       648.6       444.9
   --------    --------    --------   --------    --------    --------    --------    --------
       49.6       (46.9)       11.9      (14.4)       35.5        55.5        28.6         (.1)
       16.9       (15.9)        4.0       (2.9)       10.0        12.2        13.1         (.7)
   --------    --------    --------   --------    --------    --------    --------    --------
       32.7       (31.0)        7.9      (11.5)       25.5        43.3        15.5          .6
       (2.8)       (1.4)        2.8        2.5        (1.3)       (1.0)         --          --
   --------    --------    --------   --------    --------    --------    --------    --------
       29.9       (32.4)       10.7       (9.0)       24.2         4.3        15.5          .6
      110.4       121.1       126.4      135.3        91.3        59.3        45.1        31.3
        9.6         4.9        (8.4)       (.4)       12.3        (1.9)        9.4        10.0
      (29.4)      (31.6)      (32.0)     (32.5)      (10.5)       (6.5)       (3.3)       (4.8)
       70.0          --          --         --          --          --          --          --
      (42.6)         --          --         --          --          --          --          --
       (8.3)      (14.9)      (13.2)     (15.4)       (9.2)       (3.4)       (2.0)       (1.7)
   --------    --------    --------   --------    --------    --------    --------    --------

      139.6        47.1        83.5       78.0       108.1        89.8        64.7        35.4
         --       (14.2)        9.9         --          --          --          --          .2
       14.2          --          --         --          --         3.7          --          --
   --------    --------    --------   --------    --------    --------    --------    --------
   $  153.8    $   32.9    $   93.4   $   78.0    $  108.1    $   93.5    $   64.7    $   35.6
   ========    ========    ========   ========    ========    ========    ========    ========

   $   2.05    $    .41    $   1.19   $    .94    $   1.23    $   1.08    $    .77    $    .52
       .191        .172        .160       .147        .133        .077        .019        .017

       62.3        66.6        72.9       79.8        84.0        86.7        85.5        70.5
       71.9        75.6        82.5       89.1        90.9        86.7        85.5        70.5

   $ 29 3/8    $ 20 5/8    $ 18 3/4   $ 14 1/2    $ 10 3/4    $ 11 7/8    $ 12 7/8    $  7
     14 3/4      15          11          7 1/2       7 1/4       8 1/2       6 3/4       3 3/8
     29 1/8      18          17 1/8     12 7/8       7 5/8      10 1/8      10 3/8       6 7/8

                                    The Progressive Corporation and Subsidiaries

54
                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations
               ------------------------------------------------

The consolidated financial statements and the related notes on pages 34 through 47, together with the supplemental information on pages 48 through 53, should be read in conjunction with the following discussion of our consolidated financial condition and results of operations.

FINANCIAL CONDITION The Progressive Corporation is a holding company and does not have any revenue producing operations of its own. It receives cash through borrowings, equity sales, subsidiary dividends and other transactions, and may use the proceeds to contribute to the capital of its insurance subsidiaries in order to support premium growth, to repurchase its Common Shares and other outstanding securities, to redeem debt, and for other business purposes. In 1994, the Company sold $200.0 million of its 6.60% Notes due 2004. During 1994, the Company repurchased .1 million of its Serial Preferred Shares, Series A, for a cost of $2.3 million and 1.1 million of its Common Shares for a cost of $34.0 million.

        During the three-year period ended December 31, 1994, the Company sold 4,950,000 Common Shares for net proceeds of $177.0 million and repurchased 3.1 million Common Shares at a total cost of $142.3 million (average cost of $24.21 per share, split effected) and .5 million Serial Preferred Shares at a total cost of $12.1 million (average cost of $27.37 per share). The Company also sold $350.0 million of notes, repaid $170.0 million borrowed under its credit facilities, and redeemed the entire $70.0 million of its 8 3/4% Debentures. During the same period, The Progressive Corporation received $299.8 million from its insurance subsidiaries, net of capital contributions made to these subsidiaries. The regulatory restrictions on subsidiary dividends are described in Note 10 to the financial statements.

        The Company has substantial capital resources and is unaware of any trends, events or circumstances that are reasonably likely to affect its capital resources in a material way. The Company also has available a $20.0 million revolving credit agreement. The Company believes it has sufficient borrowing capacity and other capital resources to support current and anticipated growth.

        The Company's insurance operations create liquidity by collecting and investing premiums written from new and renewal business in advance of paying claims. For the three years ended December 31, 1994, operations generated a positive cash flow of $925.4 million, and cash flow is expected to be positive in both the short-term and reasonably foreseeable future. The Company's substantial investment portfolio is highly liquid, consisting almost entirely of readily marketable securities. The Company does not expect any material changes in its cash requirements and is not aware of any trends, events or uncertainties that are reasonably likely to have a material effect on its liquidity.

        Capital expenditures for the three years ended December 31, 1994, aggregated $130.3 million. In 1994, the Company completed its new corporate office complex in Mayfield Village, Ohio. The new facility consists of 517,800 square feet of space and replaces office space held under expiring leases in a number of locations in the Cleveland area. The cost of the project was $75.5 million, and is being funded through operating cash flows. As of December 31, 1994, $71.7 million of the project's cost had been paid.

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

        During 1992, the Company changed its financial arrangement with Progressive Partners Limited Partnership (Progressive Partners), its investment manager, as part of its strategy to compete more effectively for private passenger auto insurance by lowering costs. Under the new arrangement, Progressive Partners' people, now employed by a wholly-owned Progressive subsidiary, continue to provide the Company with investment and capital management. The transaction involved paying Progressive Partners a one-time fee for terminating the investment management contract, and an additional incentive fee for the period ended June 30, 1992, in the aggregate amount of $54.6 million. This transaction reduced the Company's costs for investment and capital management.

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

INVESTMENTS The Company invests in fixed maturity, short-term and equity securities. The Company's investment strategy recognizes its need to maintain capital adequate to support its insurance operations. Therefore, the Company evaluates the risk/reward trade-offs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity of the investment portfolio. The majority ($2,319.4 million, or 72.9% in 1994 and $2,135.1

                                   The Progressive Corporation and Subsidiaries
million, or 76.6% in 1993) of the portfolio was in short-term and intermediate-term, investment-grade fixed-income securities. A relatively small portion ($476.3 million, or 15.0% in 1994 and $453.9 million, or 16.3% in 1993)
of the investment portfolio was invested in preferred and common equity securities providing risk/reward balance and diversification. The remainder of the portfolio was invested in long-term investment-grade fixed-income securities ($245.0 million, or 7.7% in 1994 and $77.6 million, or 2.8% in 1993) and non-investment-grade fixed-income securities ($139.3 million, or 4.4% in 1994 and $119.8 million, or 4.3% in 1993). The non-investment-grade fixed-income securities, although constituting only a small portion of the portfolio, offer the Company high returns and added diversification without a significant adverse effect on the stability and quality of the investment portfolio as a whole. These securities may involve greater risks often related to creditworthiness, solvency and relative liquidity of the secondary trading market. Financial instruments with off-balance-sheet risk are used to manage the risks and enhance the yields of the available-for-sale portfolio. This is accomplished by modifying the basis, duration or interest rate characteristics of the portfolio, or hedging securities. Net cash requirements are limited to changes in market values which may vary based upon changes in interest rates and other factors. Exposure to credit risk is limited to the carrying value; unless otherwise noted, collateral is not required to support the credit risk. The weighted average fully taxable equivalent book yield of the portfolio was 6.7%, 6.8% and 7.9% for the years ended December 31, 1994, 1993 and 1992, respectively.

        As of December 31, 1994, the Company's portfolio had $41.1 million in unrealized losses, compared to $70.2 million in unrealized gains in 1993. This decrease was due largely to the adverse impact on the Company's fixed-income portfolio of rapidly rising interest rates throughout 1994.

        As of December 31, 1994, the Company held $154.6 million of Collateralized Mortgage Obligations ("CMOs"), which represented 4.9% of the total investment portfolio. There are two types of securities held in the CMO Portfolio. As of December 31, 1994, sequential bonds represented 61.3% of the portfolio ($94.8 million) and had an average life of 2.1 years. Planned Amortization Class bonds represented 38.7% of the portfolio ($59.8 million) and had an average life of 2.0 years. The portfolio contains no residual interests.

        CMOs held by the Company are highly liquid with readily available quotes and, at December 31, 1994, had an average life of 2.0 years. Eighty-five percent of the CMOs held by the Company are rated AAA by Moody's or Standard & Poor's. As of December 31, 1994, the Company's total CMO portfolio had an unrealized loss of $6.6 million. The single largest unrealized loss in any CMO security was $.9 million, or only 9.2% of such position.

        Investments in the Company's portfolio have varying degrees of risk. Equity securities generally have greater risks than the non-equity portion of the portfolio since these securities are subordinate to rights of debt holders and other creditors of the issuer. As of December 31, 1994, the mark-to-market net losses in the Company's equity portfolio were $4.7 million ($3.1 million, net of taxes), as compared to net gains of $20.7 million ($13.5 million, net of taxes) in 1993.

        The 1994 marketable equity portfolio consisted of three principal components: (i) $15.6 million, or 3.3%, of standard adjustable rate preferreds,
(ii) $338.0 million, or 71.0%, of perpetual preferreds with mechanisms that may provide an opportunity to liquidate at par, and (iii) $122.7 million, or 25.7%, of common stocks. The 1993 marketable equity portfolio consisted of three principal components; (i) $73.0 million, or 16.1%, of standard adjustable rate preferreds, (ii) $283.4 million, or 62.4%, of perpetual preferreds with mechanisms that may provide an opportunity to liquidate at par, and (iii) $97.5 million, or 21.5%, of common stocks.

        The Company continually evaluates the creditworthiness of each issuer for all securities held in its portfolio. Changes in market value are evaluated to determine the extent to which such changes are attributable to: (i) interest rates, (ii) market-related factors other than interest rates and (iii) financial conditions, business prospects and other fundamental factors specific to the issuer.

        Declines attributable to issuer fundamentals are reviewed in further detail. Available evidence is considered to estimate the realizable value of the investment. Evidence reviewed may include the recent operating results and financial position of the issuer, information about its industry, recent announcements and other information. The Company retains a staff of experienced security analysts to compile, review and evaluate such information.

        When a security in the Company's investment portfolio has a decline in market value which is other than temporary, the Company is required by GAAP to reduce the carrying value of such security to its net realizable value. It is the Company's general policy to dispose of securities when the Company determines that the issuer is unable to reverse its deteriorating financial condition and the prospects for its business within a reasonable period of time. In less severe circumstances, the Company may decide to dispose of a portion of its holdings in a specific issuer when the risk profile of the investment becomes greater than its tolerance for such risk.

RESULTS OF OPERATIONS Operating income, which excludes realized gains and losses and one-time items, was $212.7 million, or $2.76 per share, in 1994, $197.3 million, or $2.61 per share, in 1993 and $129.8 million, or $1.72 per share, in 1992. The GAAP combined ratio was 91.7 (88.5 including the elimination of the supplemental reserve discussed below) in 1994, 89.3 in 1993 and 96.5 in 1992.

        Direct premiums written increased 35% to $2,645.1 million in 1994, compared to $1,966.4 million in 1993 and $1,636.8 million in 1992. Net premiums written increased 35% to $2,457.2 million in 1994, compared to $1,819.2 million in 1993 and $1,451.2 million in 1992. The difference between direct and net premiums written is largely attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Plans (CAIP), for which the Company retains no indemnity risk, of $115.4 million in 1994, $98.0 million in 1993 and $142.2 million in 1992. The Company provided policy and claim processing services to 28 state CAIPs in 1994 and 1993, compared to 26 in 1992. Premiums earned,

56

which are a function of the amount of premiums written in the current and prior periods, increased 31% in 1994, compared to 17% in 1993 and 11% in 1992.
 The Company's Core divisions' net premiums written grew 38%, 25% and 18% for 1994, 1993 and 1992, respectively, driven by an increase in unit sales, resulting from the Company's ability to keep rates relatively flat over the last three years. The Company continues to experiment with writing standard and preferred auto risks which represented between five and ten percent of total 1994 Core business volume. The Company anticipates continued growth in its Core business in 1995, which could result from the number of states where we seek to insure all auto risks, from working with independent agents dedicated to regaining market share and from integrating other buying options. The Core divisions generated underwriting profits of 7% in 1994, 10% in 1993 and 8% in 1992. The Company's strategy is to achieve a four percent underwriting margin; the Company cannot predict the timing and pace of the decrease in underwriting margins, nor the rate of growth, but monitors each program to ensure that rates are adjusted promptly and adequately.
 Claim costs, the Company's most significant expense, represent actual payments made and changes in estimated future payments to be made to or on behalf of its policyholders, including expenses required to settle claims and losses. These costs include a loss estimate for future assignments and assessments, based on current business, under state-mandated involuntary automobile programs. Claims costs are influenced by inflation and loss severity and frequency, the impact of which is mitigated by adequate pricing. Increases in the rate of inflation increase loss payments, which are made after premiums are collected. Accordingly, anticipated rates of inflation are taken into account when the Company establishes premium rates and loss reserves. Claim costs, expressed as a percentage of premiums earned, were 64% in 1994, compared to 62% in 1993 and 65% in 1992.
 During 1994, based on a review of the adequacy of its total loss reserves, the Company eliminated its $71.0 million "supplemental reserve," resulting in a one-time increase of $.62 per share, a 3.2 percentage point increase in the underwriting profit margin and a $46.2 million increase in capital. The Company historically established case and IBNR reserves by product with the objective of being accurate to within plus or minus 2%. Pricing has been based on these estimates of reserves by product. Because the Company desired a very high degree of comfort that aggregate reserves were adequate, aggregate reserves were established near the upper end of the reasonable range of reserves, and the difference between such aggregate reserves and the midpoint of the reasonable range of case and IBNR reserves was called the "supplemental reserve." The Company concluded, after examining its historical aggregate reserves, that the practice of setting aggregate reserves at the upper end of the range of reasonable reserves provided an unnecessarily high level of comfort. Even without the high level of comfort provided by the "supplemental reserve," the Company's reserves have historically been redundant by approximately 2% to 4% over the most recent 5 years. The Company believes that this change in the estimate of its reserves will place it more in line with the practices of other companies in the industry.
 Because the Company is primarily an insurer of motor vehicles, it has limited exposure for environmental, product and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known by it. The Company does not believe that these claims will have a material impact on the Company's liquidity, results of operation, cash flows or financial condition.
 During 1994, the Company settled the dispute, arising out of its 1985 acquisition of American Star Insurance Company (since renamed National Continental Insurance Company), over the seller's refusal to pay certain losses on pre-sale business written by American Star. Under the settlement, National Continental received $10.1 million from the seller and agreed to be solely responsible for the next $20 million of gross losses. The seller will thereafter be responsible for half the losses, net of reinsurance, if it achieves certain minimum net worth requirements. In addition to the $10.1 million, National Continental will be entitled to the proceeds of various treaty and facultative reinsurance policies that had been purchased by American Star. National Continental has established reserves for these exposures, which are mainly for product liability and environmental claims, in amounts it believes to be adequate based on information currently available to it, including a recent study by independent actuaries. Total reserves on this business are $29.7 million, of which $9.9 million is recoverable from reinsurers. The Company will continue to monitor these exposures, adjust the related reserves appropriately as additional information becomes known and disclose any material developments.
 Policy acquisition and other underwriting expenses as a percentage of premiums earned were 25% in 1994, compared to 28% in 1993 and 31% in 1992. The decrease reflects cost-cutting measures, as well as process improvements, changed workflows and lower commission programs.
 Service businesses generated a pretax operating profit of $10.0 million in 1994, compared to a pretax profit of $6.8 million in 1993 and a pretax loss of $4.3 million in 1992.
 Recurring investment income (interest and dividends) increased 18% to $158.5 million in 1994, compared to $134.5 million in 1993 and $139.0 million in 1992, primarily due to an increase in the average investment portfolio. Net realized gains on security sales were $23.8 million in 1994, $107.9 million in 1993 and $14.5 million in 1992. A significant portion of the 1993 realized gains resulted from the sale of certain equity securities held in the Company's investment portfolio.
 President Clinton signed the Omnibus Budget Reconciliation Act of 1993, which, among other items, increased the statutory tax rate to 35%. Effective January 1, 1992, the Company adopted SFAS 109. The cumulative effect of adopting SFAS 109 increased net income $14.2 million, or $.20 per share. The Company is able to demonstrate that the benefit of deferred tax assets is fully realizable.

                             Directors and Officers
                             ----------------------
DIRECTORS                                                               CORPORATE OFFICERS
Milton N. Allen1,2
Director,                                                               Peter B. Lewis,
various corporations                                                    Chairman, President and
                                                                        Chief Executive Officer
B. Charles Ames1
Partner,                                                                David M. Schneider,
Clayton, Dubilier &                                                     Secretary
Rice, Inc.
(management consulting)                                                 Charles B. Chokel,
                                                                        Treasurer
Stephen R. Hardis1,2
Vice Chairman,                                                          CORPORATE SUPPORT TEAM
Chief Financial and Administrative Officer,                             Charles B. Chokel
Eaton Corporation                                                       Peter B. Lewis
(manufacturing)                                                         Bruce W. Marlow
                                                                        Michael C. Murr
Peter B. Lewis2                                                         David M. Schneider
Chairman of the Board, President and                                    Tiona M. Thompson
Chief Executive Officer
                                                                        DIVISION PRESIDENTS,
Norman S. Matthews3                                                     PRODUCT AND
Consultant,                                                             PROCESS LEADERS
formerly President, Federated
Department Stores, Inc.                                                 Alan R. Bauer
(retailing)                                                             William P. Cadden
                                                                        G. Edward Combs
Donald B. Shackelford3                                                  Jeffrey J. Dailey
Chairman,                                                               Allan W. Ditchfield
State Savings Bank                                                      W. Thomas Forrester
(savings and loan)                                                      William H. Graves
                                                                        Michael J. Hanerty
Dr. Paul B. Sigler3                                                     Moira A. Lardakis
Professor, Yale University and Investigator,                            Robert E. Mathe
Howard Hughes Medical Institute                                         Robert J. McMillan
(medical research and education)                                        Glenn M. Renwick
                                                                        Andrew W. Rogacki
                                                                        David L. Roush
                                                                        Gregory J. Trapp
                                                                        Robert T. Williams


1 Audit Committee member
2 Executive Committee member
3 Executive Compensation
Committee member

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the offices of The
Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April
28, 1995, at 10:00 a.m. There were 4,911 shareholders of record on December 31, 1994.

PRINCIPAL OFFICE
The principal office of The Progressive Corporation is at 6300 Wilson Mills
Road, Mayfield Village, Ohio 44143.

TRANSFER AGENT AND REGISTRAR
If you have questions about your Common or Preferred Shares account, write or call: Corporate Trust Customer Service, National City Bank, 1900 East Ninth
Street, Cleveland, Ohio 44114. Phone: (216) 575-2498 or (800) 622-6757

COUNSEL
Baker & Hostetler, Cleveland, Ohio

COMMON AND PREFERRED SHARES
The Progressive Corporation's Common Shares (symbol PGR) and Series A Preferred
Shares (symbol PGRPrA) are traded on the New York Stock Exchange. Dividends are customarily paid on the last day of each quarter.

INVESTOR RELATIONS
Any shareholder wishing to receive public financial information on the Company, write or call: The Progressive Corporation, Investor Relations,
6300 Wilson Mills Road, Box E61, Mayfield Village, Ohio 44143.
Phone: (216) 446-7260

TOLL-FREE TELEPHONE NUMBERS
For assistance after an accident or to report a loss, 24 hours a day, 7 days a week, call: 1-800-274-4499
For Progressive's toll-free 24-hour auto insurance shopping service, call:
1 800 AUTO PRO(R) (1-800-288-6776)
For 24 Hour Policy Service, call: 1-800-888-7764

Printed on Recycled Paper

Design: Nesnadny + Schwartz, Cleveland + New York + Toronto
Silhouette Drawings: Carter Kustera, New York
Printing: Fortran Printing, Cleveland


                                   [artwork]

PROGRESSIVE

The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143
216-461-5000