Form 10-K405, Exhibit 13
period 1995-12-31
PROGRESSIVE CORP/OH/
filed 1996-03-15
CIK 80661

                                                                     Exhibit 13

The Progressive Corporation Annual Report                                  1995

Service, as redefined by Progressive, is not just about a day-in day-out reactive response to the customer. Rather, it is about the proactive research, change, flexibility and innovations required to transcend consumers' expectations, while providing a profitable partnership between the customer and the Company. From radical new ways of providing the consumer with rate comparisons, to claim services 24 hours a day, 7 days a week. Progressive is revolutionizing the customer experience. It is our commitment to the customer that led us to choose "service" as the theme for this year's annual report. We commissioned Dutch artist Teun Hocks to respond visually to this theme. Hocks is the inventor, painter, set designer producer and model of his photographic situations. Hocks' work will become part of Progressive's growing collection of contemporary art.

                                shooting for the
                                      mOon





1995 Financial Highlights 2  Vision, Core Values  Letter to Shareholders 14  Financial Review 32
                             and Objectives 8

                                       2
1995 Financial Highlights


(millions-except per share amounts)

                                                                                                          AVERAGE ANNUAL COMPOUNDED
                                                                                                             RATE OF INCREASE
                                                                                                         --------------------------
                                                                                                            5-YEAR      10-YEAR
                                                         1995                  1994            % CHANGE    1991-1995   1986-1995
FOR THE YEAR
   Direct premiums written                          $   3,068.9           $   2,645.1             16%         18%        19%
   Net premiums written                                 2,912.8               2,457.2             19          19         19
   Net premiums earned                                  2,727.2               2,191.1             24          18         20
   Total revenues                                       3,011.9               2,415.3             25          17         20
   Operating income                                       220.1                 212.7              3          11         24
   Net income                                             250.5                 274.3             (9)         22         22
   Per share:
    Operating income                                       2.84                  2.76              3          13         23
    Net income                                             3.24                  3.59            (10)         22         20
   Underwriting margin (1)                                 5.7%                  11.5%(2)                      6          5

AT YEAR-END

   Consolidated shareholders' equity                $   1,475.8           $   1,151.9             28          29         29
   Common Shares outstanding                               72.1                  71.2              1           1          1
   Book value per Common Share                      $     19.31          $      14.97             29          27         27
   Return on average common shareholders' equity (1)       19.6%                 27.4%                        25         24


                                                                                               1-YEAR       5-YEAR      10-YEAR
STOCK PRICE APPRECIATION (3)
     Progressive                                                                                40.4%       24.3%      22.7%
     S&P 500                                                                                    37.6%       16.6%      14.9%


       1 The 5- and 10-year amounts represent averages for the period, not rate of increase.
       2 The 1994 underwriting margin would be 8.3%, excluding the $71.0 million elimination of the supplemental loss reserve.
       3 Assumes dividend reinvestment.


                         1995 PERFORMANCE HIGHLIGHTS





1 Operating income per share, which excludes net realized gains on security sales and one-time items, increased 3 percent to $2.84.



2 The Core business net premiums written grew 21 percent with a 5 percent underwriting profit margin.



3 The companywide underwriting profit margin was 5.7 percent, compared to the personal auto insurance market's estimated underwriting loss of 2.3 percent.



4    Market capitalization was $3.5 billion at December 31, 1995.




5 Over 1.3 million calls were received after normal business hours via our 24-hour, toll-free service lines.

                                   growing up

We seek to write all auto risks. We are no longer just a non-standard auto specialist. Our customer-driven approach is increasing our rate of growth and market share, which in turn lets us reduce the cost of doing business and become still more competitive. We are the 7th largest U.S. private passenger auto insurer with a 2.6% market share.

5
                                    [ART]

ABOUT PROGRESSIVE

The Progressive insurance organization began business in 1937. Progressive Casualty Insurance Company was founded in 1956. The Progressive Corporation, an insurance company formed in 1965, owns 63 operating subsidiaries and has one mutual insurance company affiliate. The companies provide personal automobile insurance and other specialty property-casualty insurance related services sold primarily through independent insurance agents in the United States and Canada. The 1995 estimated industry premiums, which include personal auto insurance in the U.S. and Ontario, Canada, as well as insurance for commercial vehicles, were $122 billion, and Progressive's share was 2.3 percent.

being there

Assistance after an accident or other loss is Progressive's most important service, so we implore our customers to call 1-800-274-4499 immediately after any incident. 24 hours a day, 7 days a week, a Progressive person is always there to help.

                                    [ART]

VISION, CORE VALUES AND OBJECTIVES

Communicating a clear picture of Progressive by stating what we try to achieve (Vision), what guides our behavior (Core Values), what our people expect to accomplish (Objectives), and how we evaluate performance (Measurements), per-mits all people associated with Progressive to understand their role and enjoy their contributions.

VISION We seek to be an excellent, innovative, growing and enduring business by reducing the human trauma and economic costs of auto accidents in cost-effective and profitable ways that delight customers. We seek to earn a superior return on equity and to provide a positive environment to attract quality people and achieve ambitious growth plans.

CORE VALUES Progressive's Core Values are pragmatic statements of what works best for us in the real world and they govern our decisions and behavior. We want them understood and embraced by all Progressive people. Growth and change provide new perspective and require regular refinement of Core Values.

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

PROFIT The opportunity to earn a profit is how the competitive free-enterprise system motivates investment to enhance human health and happiness. Our increasing profits reflect auto owners' and operators' increasingly positive view of Progressive. We strive to find the most cost-effective ways to reduce the human trauma and economic costs of automobile accidents. Because our efforts are enhanced by social and economic well-being, we strive to give back to our communities.

ACHIEVEMENTS We are convinced that the best way to maximize shareholder value is to achieve these financial objectives consistently. A shareholder who purchased 100 shares of Progressive for $1,800 at our first public stock offering on April 15, 1971, owned 7,689 shares on December 31, 1995, with a market value of $375,800, for a 24.3 percent annual return, compared to the 7.6 percent return achieved by investors in the Standard & Poor's 500 during the same period. In addition, the shareholder received dividends which were $1,692 in 1995.

     In the ten years since December 31, 1985, Progressive shareholders have realized compound returns of 22.7 percent, compared to 14.9 percent for the S&P
500. In the five years since December 31, 1990, Progressive shareholders' returns were 24.3 percent, compared to 16.6 percent for the S&P 500. In 1995, the returns were 40.4 percent on Progressive shares and 37.6 percent on the S&P 500.

     The repurchase of Progressive stock is another way the Company increases shareholder value. Over the years, when we have adequate capital and Progressive's stock is attractively priced, we have repurchased our shares. Since 1971, we have spent $526.2 million, at an average cost of $6.49 per share. During 1995, we repurchased 3,691 Common Shares, which were used almost entirely to satisfy our obligations under The Progressive Corporation Executive Deferred Compensation Plan.




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

RETURN ON SHAREHOLDER'S EQUITY Our most important financial goal is to achieve an after-tax return on shareholders' equity over a five-year period that is at least 15 percentage points greater than the rate of inflation (measured by the Consumer Price Index which was 2.5 percent in 1995, averaged 2.8 percent over the past five years and 3.6 percent over the past ten years). Return on equity was 19.6 percent in 1995, averaged 25.1 percent over the past five years and
24.3 percent over the past ten years.

PROFITABILITY Progressive is driven by the goal of producing a 4 percent underwriting profit. The Core business had an underwriting profit of 5.2 percent in 1995, an underwriting profit of 6.3 percent for the past five years and 6.7 percent for the past ten years. Estimated industry results for the personal auto insurance market for the same periods were underwriting losses of 2.3 percent,
2.3 percent and 4.7 percent.

GROWTH We seek increases in net premium volume that are at least 15 percentage points greater than the rate of inflation. For the Core business, volume increased 20.7 percent in 1995, 23.7 percent compounded annually over the past five years and 20.1 percent over the past ten years. Net premiums written in the personal auto insurance market for the same periods grew 4.5 percent, 5.2 percent and 7.4 percent.

                                                                             10
                                    [ART]

                                                  1995    LAST 5 YEARS   LAST 10 YEARS
    RETURN ON SHAREHOLDERS' EQUITY
      Goal                                          17.5%     17.8%         18.6%
      Companywide                                   19.6      25.1          24.3

    UNDERWRITING PROFIT (LOSS) MARGIN
      Goal                                           4.0       4.0           4.0
      Core Business                                  5.2       6.3           6.7
      Industry-Personal Auto Insurance Market       (2.3)     (2.3)         (4.7)

    GROWTH (ANNUALIZED)
      Goal                                          17.5      17.8          18.6
      Core Business                                 20.7      23.7          20.1
      Industry-Personal Auto Insurance Market        4.5       5.2           7.4



testing the waters

On April 7, 1995, we established a presence on the World Wide Web with our Home Page. Progressive was the first major insurer to have such a presence. You can find Progressive's Home Page at http://www.auto-insurance.com.

                                                                              12
leading the follower

Progressive is leading a wave of change in the United States' system for dealing with auto accident injuries and property damage. We are reducing auto accident victims' trauma and costs, improving how consumers feel about auto insurance and being rewarded for our leadership.

                                    [ART]

                                    [ART]

Letter to Shareholders





Progressive--Auto Insurer for All People


In 1995, we continued to make great strides toward positioning Progressive to offer automobile insurance to all U.S. licensed operators through independent insurance agents and other distribution methods. This customer-driven approach is increasing our rate of growth and market share, which, in turn, lets us reduce the costs of doing business and become still more competitive.

        We are building intrinsic value in the form of a growing customer base, and a broad array of products and services delivered when and how customers most want them. Progressive's people are responding superbly to the challenge of managing growth, reaffirming how good they are, as well as the strength of Progressive's Vision, Values and Strategy.

        We grew in 1995 by increasing our share of the approximately $20 billion nonstandard auto insurance market and by continuing to grow in the approximately $81 billion standard and preferred auto insurance market. We work hard and invest heavily in people and processes to reduce the human trauma and economic costs of auto accidents. Our results include the cost of these investments designed to make us more competitive for all auto insurance.

        Progressive shareholders are best served by executing meaningful, long-term strategies. Success requires translating premium growth into commensurate earnings growth, so our stock price reflects the intrinsic value we are now creating.

        From its beginnings, Progressive's most important competitive advantage has been having superior people, measured by their intelligence, work ethic, ambition, creativity and demonstrated performance. Many companies pay lip service to this idea. At Progressive, it is a way of life. Our people's teamwork and esprit is high. Our performance-based Gainsharing compensation lets them enjoy the benefits of competitive and productivity improvements so long as they continue to meet or exceed the Company's ambitious objectives.

        Spurred by consumer discontent with the insurance industry and increased competition in our nonstandard auto market niche, Progressive has evolved over the last seven years into a consumer-focused auto insurer offering all auto owners and operators better service at lower cost. But we cannot stop there. We must continue to identify opportunities to spend less to run our operations while still working hard and creatively to enhance our customers' and agents' experience of doing business with Progressive.

        Future growth will come from adding to the number of states where we seek to insure all auto risks, from working with the independent agents dedicated to regaining market share and from creating a consumer-focused, brand experience in ways that attract customers and support the forward-looking agents who will succeed in the 21st century.

        With Progressive now seeking to write all auto insurance risks, we are no longer just a nonstandard auto insurance specialist. As the 7th largest U.S. private passenger auto insurer with a 2.6 percent market share, we are more appropriately compared to Allstate, GEICO, Safeco, State Farm Mutual, Farmers Group, USAA and Nationwide.

                                    [ART]


sending signals

We use a combination of television commercials, direct mail and other media to urge consumers to test our smart new way to shop for auto insurance by calling 1 800 AUTO PRO(R).

 step
 ping
up to the
 mark





Consumer advertising and brand awareness require higher performance standards. We continually consider consumers' demands and appreciate their ability to make wise choices. In response, we are always looking for new and innovative ways to improve service at a lower cost, continuing to set new standards and endeavoring to meet or exceed our customers' expectations

                                    [ART]

RESULTS


Operating income, which excludes net realized gains on security sales and one-time items, is the best measure of how well we manage our insurance operations. Operating income increased to $220.1 million, or $2.84 per share, compared to $212.7 million, or $2.76 per share, in 1994. Operating income excludes $46.7 million of realized gains in 1995, compared to $23.8 million in 1994. The 1994 operating results also exclude $71.0 million, or $.62 per share, of income resulting from the elimination of the supplemental loss reserve. Net income was $250.5 million, or $3.24 per share, this year, compared to $274.3 million, or $3.59 per share, in 1994. Return on shareholders' equity was 19.6 percent, compared to 27.4 percent in 1994.

        Net premiums written increased 19 percent to $2,912.8 million, compared to $2,457.2 million in 1994. Progressive has posted an annual underwriting profit in 23 out of the last 29 years and bettered our 4 percent underwriting goal with a 5.7 percent margin in 1995. We reduced underwriting expenses by 1.7 percentage points in 1995, following a 3.0 point reduction in 1994.





PROGRESSIVE'S CORE BUSINESS


Ninety-seven percent of Progressive's net premiums written come from 13 Core divisions, which write insurance for private passenger automobiles, recreational vehicles and small fleets of commercial vehicles. Core business net premiums written grew 21 percent to $2,824.2 million, compared to $2,340.7 million in 1994. The underwriting profit margin was 5.2 percent, compared to
7.3 percent in 1994.

        Progressive's auto insurance and management strategies make us optimistic about meeting ambitious profit and growth objectives. Two years ago, we consolidated our new customer services into an emerging Progressive brand by expanding service in a number of states and testing ways to project the brand to potential customers. We began to focus our managers on empowering people and constantly improving the delivery of around-the-clock, immediate response, information-rich service, designed to delight customers.

        We use a combination of television commercials, direct mail and other media to urge consumers to test Progressive's smart new way to shop for auto insurance by calling 1 800 AUTO PRO(R) (1-800-288-6776). Callers spend about 15 minutes to obtain accurate auto insurance rate comparisons for their particular risk profile from Progressive and up to three leading auto insurers, including State Farm and Allstate, and to learn something about the following improvements Progressive provides:

        ASSISTANCE AFTER AN ACCIDENT OR OTHER LOSS, is Progressive's most important service, so we implore our customers to call 1-800-274-4499 immediately after any incident. 24 hours a day, 7 days a week, a Progressive person answers the phone, takes the information, authorizes emergency measures and almost always can have a Progressive claim representative face-to-face with the customer or claimant within a few hours.

        CONSUMERS ABHOR BEING REJECTED, so Progressive offers a price to every licensed driver. As we became more comfortable with the rates for the standard and preferred market, we allowed our volume in this market to grow to between five and ten percent of total 1995 premium volume.

        CONSUMERS PREFER DIFFERENT WAYS TO BUY, so we offer choices -- including over 30,000 independent insurance agencies (our most important method of distribution), joint marketing relationships with national accounts and via the 1 800 AUTO PRO(R) telephone service. As we expanded our personal auto product line to include standard and preferred auto, agents have found more and better ways to match the product they offer with the needs of the consumer, spurring our growth and helping the Independent Agent channel regain lost market share.

        CONSUMERS WANT TO DO BUSINESS WHEN IT'S CONVENIENT FOR THEM, so we operate 24 hours a day, 7 days a week to provide new insurance quotes, handle endorsements and questions concerning current policies, and, most importantly, respond to accidents and other incidents. Our customers depend upon our service, so we instituted a real-time disaster management approach that continuously monitors performance of internal systems, threatening weather patterns and other natural events. This approach allows us to regularly reconfigure our network and place disaster response teams in motion as soon as we hear of an event.

        Progressive's unique approach to management continues to evolve along with its business strategy. Our management philosophy includes the following:

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

        TEAMWORK is the way we work. We continue to improve the ways in which we motivate, manage and reward teams.

        STEADY COST REDUCTION has been, and continues to be, critical to our strategy, and, along with profit and growth, is the basis for our people's Gainsharing awards. Underwriting expenses were 22 percent of premiums in 1995, compared to 24 percent in 1994 and 32 percent in 1990.

        PROCESS MANAGEMENT is a part of our senior line managers' profit and loss responsibilities, eliminating much staff-line friction, fostering cooperation among divisions and departments, and requiring people to be able to balance the delicate trade-off between local autonomy and collective effectiveness in implementing process improvements in all profit centers.

        THOROUGH TESTING of new ideas has replaced our former propensity to seize perceived opportunities and grow them as fast as possible.

        PERFORMACE-BASED COMPENSATION pays our people very well for exceptional performance, makes contingent pay significant to everyone and fosters the achievement of our demanding objectives. In 1995, 9.4 percent of total compensation resulted from our Gainsharing program.

jumping
through
hoops




Consumers want to do business when its convenient for them, so we operate
24 hours a day, 7 days a week to provide new insurance quotes, handle endorsements and questions concerning current policies, and, most importantly, respond to accidents and other incidents. Our customers depend upon our service so we instituted a real-time disaster management approach that continuously monitors performance of internal systems, threatening weather patterns and other natural events. This approach allows us to regularly reconfigure our network and place disaster response teams in motion as soon as we hear of an event.

21
                                    [ART]

PROGRESSIVE'S DIVERSIFIED BUSINESSES


The United Financial Casualty Company, Professional Liability Group and
Motor Carrier business units provide combinations of service and indemnity to businesses. Their primary products are collateral protection coverage for automobile lenders and loan tracking for financial institutions, directors and officers liability and fidelity coverage for American Bankers Association member community banks, and underwriting and claim servicing for state involuntary residual market commercial and personal auto programs and other commercial enterprises. Each unit is the largest provider of its specialty in the country, though the market size for each declined in 1995. Net premiums written and underwriting profit margins were $83.9 million and 23.3 percent, respectively, in 1995 compared to $114.9 million and 20.9 percent in 1994. The Diversified businesses produced service revenues and pretax profits of $38.9 million and $8.7 million, respectively, in 1995, compared to $41.9 million and $10.0 million in 1994.


INVESTMENTS AND CAPITAL MANAGEMENT

        Progressive employs a conservative approach to investment and capital management intended to ensure that there is enough capital to support all the insurance premium that can be profitably written. Progressive's investment function remains in New York under the direction of David Young, who managed our fixed-income investments for seven years and was appointed Chief Investment Officer in July 1995.

        During the first half of 1995, we conducted a review of our investment policies and organization and reaffirmed our commitment to risk-averse investment practices. Although new benchmarks were adopted for measuring the performance of our investment professionals, the objectives continue to discourage the assumption of large amounts of interest rate risk. The quality of our portfolio remained exceptional, with high-grade, fixed-income debt and equity investments averaging about 91 percent of our portfolio with 64 percent invested in treasuries and other AAA securities. In addition, we reduced our non-investment-grade securities to .2 percent at December 31, 1995 from 4.4 percent in 1994. The duration of the fixed-income portfolio was 2.2 years at year-end, slightly higher than the duration of a two-year note. The investment review also included an examination of the historical behavior of several classes of fixed-income and common equity investments and simulations of the potential effects of different combinations of bonds and common stocks on Progressive's shareholders' equity. Our objective was to increase Progressive's exposure to the equity markets but, at the same time, avoid excessive market volatility which could reduce surplus and thus curtail growth. Based on the analysis, a higher limit, at about 15 percent of the portfolio, was established for common stock investments.

        On December 31, 1995, common stocks comprised 8.2 percent of the portfolio, up from 3.4 percent as of the prior year-end. This percentage will increase as investment opportunities are identified. Progressive generally pursues a "value" rather than a "growth" style of equity investing. From this perspective, the domestic stock markets look over-valued relative to some foreign markets. Consequently, we retained Sanford C. Bernstein & Co., a value-oriented firm, to manage a limited global equity portfolio.

        The 1995 taxable equivalent total return for the portfolio was 12.4 percent, compared to 3.7 percent last year. As in prior years, the average maturity of our fixed-income portfolio remained near the low end of our normal range. In addition, the limited average maturity of Progressive's bond portfolio reflects the 1.75 years average life of our insurance liabilities.

        The total portfolio increased to $3,768.0 million at December 31, 1995, from $3,180.0 million at December 31, 1994. Investment income (interest, dividends and realized gains and losses) was $245.8 million before taxes and $186.6 million after taxes, compared to $182.3 million before taxes and $146.7 million after taxes in 1994. On December 31, 1995, our portfolio had $78.7 million in unrealized capital gains, compared to the $41.1 million in unrealized losses at the end of 1994. This increase in value was the result of falling interest rates and rising prices in the bond market and the extraordinary advance in stock prices that characterized most of the year. The three-year Treasury note yield dropped from 7.8 percent to 5.2 percent and the S&P 500 index rose from 459.3 to 615.9 from the beginning to the end of 1995.

        In December 1995, in conjunction with guidance issued by the Financial Accounting Standards Board, Progressive reassessed the classification of its investment portfolio. As a result, we elected to change accounting designation of all remaining "held-to-maturity" fixed-income investments and reclassified them to "available-for-sale." Thus, all of our investments are marked-to-market on the year-end balance sheet.

        Progressive's net premiums written grew 19 percent in 1995 without the need for additional debt or equity financing. Our net premiums written to statutory surplus ratio was 2.8 to 1 on December 31, 1995. The Company has sufficient funds to support anticipated growth in the operating companies. Progressive's debt to total capital ratio was 31 percent at year-end 1995, compared to 37 percent last year and a range of 24 percent to 61 percent over the past 20 years. During 1995, we repurchased 89,800 shares of our 9 3/8 % Serial Preferred Shares, Series A, at an average cost of $25.65 per share.

        Progressive supports risk-based capital monitoring by regulators and endorses the trend toward more demanding standards than those currently in use. This effort to improve the early detection of financial weakness before it leads to insolvency should benefit Progressive over time by reducing state insolvency fund assessments. The risk-based capital calculation reflects favorably on companies with historically high profitability, short-tailed liabilities, conservative reserves and investments.

1995 INITIATIVES



Progressive's total concentration on auto insurance means that every initiative is designed to improve customer product, price and service.

      DIVERSITY Our growth plans suggest that most new hires will be either claim or customer service representatives. Our objective is to have the demographics of the people we hire for these positions reflect the demograph-ics of the communities where our offices are located, and ultimately the demographics of our customers. Our goal is not just to hire a more diverse population but, more importantly, to ensure an inclusive work environment that values each person regardless of his or her background and experiences.

      COMMUNITY ORGANIZATION We continued to experiment with moving profit and growth responsibility for high potential communities from state-focused division presidents to community managers which put us closer to customers to manage growth better. During the year, after two years of testing, we concluded that community management countrywide will best support our goals of delighting the customer, providing immediate response, giving consumers choice in how they purchase insurance and reinforcing a positive work environment.

      INTERNET SITE On April 7, 1995, we established a presence on the World Wide Web with our Home Page. Progressive was the first major insurer to have such a presence. Through our Site, anyone can obtain financial information, product and safety information, comparative auto rates from four insurers, as well as test his or her knowledge of the insurance industry through an interactive game, and much more. You can find Progressive's Home Page at http://www.auto-insurance.com.

      NEW FACILITIES During the year, Progressive expanded its disaster recovery capabilities through the creation of a separate print facility located in Tampa, Florida. In addition, we opened a training center in Tampa to perpetuate Progressive's learning environment and compliment the facility in Cleveland, which is operating at maximum capacity.

Consumers prefer different ways to buy, so we offer choices--with an independent agent, over the telephone, at a Progressive location or by mail.

          meeting the challenge

                                    [ART]
shaping the
future

At Progressive, it is always as if we are just beginning our business and so we look at a future that is brighter than ever.

                                    [ART]



RISKS

Progressive faces tremendous opportunity. We point out risks to help our shareholders understand the Company better, not because our risk level is greater than that of other businesses.

        LEGISLATIVE AND REGULATORY RISK Insurance laws and regulations change continually. There were no significant reforms during the year. We rely on our division presidents, community managers and product managers to help regulators and legislators resolve issues in the way that best serves consumers.

        UNPREDICTABLE UNDERWRITING MARGIN AND GROWTH RATE Our strategy is to strive to achieve a four percent underwriting profit margin target in each program. We cannot predict with precision the timing and pace of changes in underwriting margins, nor the rate of growth. With margins approaching four percent, we monitor each program to ensure that rates are adjusted promptly and adequately to sustain these margins.

ELIMINATION OF TAX-ADVANTAGED INVESTMENTS In 1995, proposed tax law changes created new risks to consider regarding our municipal bond portfolio. Several proposals were put forward, including the "flat tax," which would have the effect of eliminating the tax advantage from investing in municipal securities. The market value of these investments will be adversely affected if any of these measures are adopted. Early in 1995, we eliminated a substantial portion of our holdings with maturities longer than five years, thus reducing our exposure to the municipal market by more than 50 percent. This was a precautionary move since we continue to doubt that these tax initiaitives will become law. At year-end 1995, the portfolio contained $1,126.6 million of unhedged municipals with an average maturity of about 3.4 years.

        PRICING RISK We continue to learn how to price standard and preferred auto insurance, but have not yet conclusively proved our expertise. We minimize this risk by controlling volume in these new programs and changing rates immediately when experience dictates.

        HOMEOWNERS INSURANCE This type of insurance has the potential to expose Progressive to catastrophes. Thus, there will be risk if our auto insurance market share objectives require we offer it. The current situation of having no plans to write homeowners is also risky business because many consumers prefer to buy all their insurance from one company. In 1996, we will continue to assess the demand for homeowners and will develop a plan to satisfy our customers' needs.

        ADVERTISED BRAND Consumer advertising and brand awareness require higher performance standards. We continually consider consumers' demands and appreciate their ability to make wise choices. In response, we are always looking for new and innovative ways to improve service at a lower cost.

        COMPETITOR RESPONSE Other insurers are reacting to Progressive's attempt to change consumers' auto insurance experience, but we cannot predict when and how their response will affect our growth and profitability. We monitor competitors and will promptly incorporate their product and service improvements in our consumer offerings. In addition, our people, whose knowledge of our operations along with their skills and talents, are being sought by companies with whom we compete.


THE FUTURE


Progressive is leading a wave of change in the United States' system for dealing with auto accident injuries and property damage. We are reducing auto accident victims' trauma and costs, improving how consumers feel about auto insurance and being rewarded for our leadership. Success so far encourages us to expand at a pace that tests our ability to provide the service we aspire to deliver.

        We begin 1996 as we began all other years--excited, respectful of the challenge implicit in our objectives and strategy, humbled by our failures, proud of having responded to them and confident that our excellent people will continue to achieve superior results.

        Much will be required to realize our vision. At Progressive, it is always as if we are just beginning our business and so we look at a future that is brighter than ever.

        We deeply appreciate the customers we are privileged to serve. Thank you for your business, and thanks especially to the more than 30,000 independent insurance agents who chose to do business with Progressive in 1995. We are particularly grateful for our shareholders' continued confidence. To the men and women who make Progressive a great company, thanks for all your contributions in 1995 and the promise you bring to our future.

    Joy Love and Peace
/s/ Peter Lewis

Peter B. Lewis
Chairman, President and Chief Excutive Officer

WORKING TOGETHER

Progressive's most important advantage is having superior people. Teamwork is the way we work. Our people's teamwork and esprit is high.

                                    [ART]

29
                                    [ART]

                                                                            30
                                    [ART]

31

                                    [ART]

moving
moutains

Insurance laws and regulations change continually. We rely on our division presidents, community managers and product managers to help regulators and legislators resolve issues in the way that best serves consumers.

                                      32
1995 Financial Review

Consolidated Financial  Management's Discussion  Analysis of Loss and   Quarterly Financial and
Statements 34           and Analysis 47          LAE Development  54    Common Share Data 55

                        Ten Year Summaries 50   Direct Premiums
                                                Written by State 54

                                    [ART]

--------------------------------------------------------------------------------
33

        report of coopers &
          lybrand l.l.p.,
      independent accountants






To the Board of Directors and Shareholders,
The Progressive Corporation:

We have audited the accompanying consolidated balance sheets of The Progressive Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of The Progressive Corporation and subsidiaries' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Progressive Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                             /s/ Coopers & Lybrand L.L.P.

Cleveland, Ohio
January 24, 1996


          The Progressive Corporation and Subsidiaries

--------------------------------------------------------------------------------
                   consolidated                                               34
               statements of income


                                                 (millions-except per share amounts)

  For the years ended December 31,              1995            1994            1993
--------------------------------------------------------------------------------------
Net Premiums Written                         $ 2,912.8       $ 2,457.2       $ 1,819.2
--------------------------------------------------------------------------------------

Revenues
  Premiums earned                            $ 2,727.2       $ 2,191.1       $ 1,668.7
  Investment income                              199.1           158.5           134.5
  Net realized gains on security sales            46.7            23.8           107.9
  Service revenues                                38.9            41.9            43.7
--------------------------------------------------------------------------------------
   Total revenues                              3,011.9         2,415.3         1,954.8
--------------------------------------------------------------------------------------

Expenses
  Losses and loss adjustment expenses          1,943.8         1,397.3         1,028.0
  Policy acquisition costs                       459.6           391.5           311.6
  Other underwriting expenses                    167.2           150.8           151.3
  Investment expenses                              8.1             8.7            10.2
  Service expenses                                30.2            31.9            36.9
  Interest expense                                57.1            55.3            39.7
  Non-recurring item(1)                           --              --               4.0
--------------------------------------------------------------------------------------
   Total expenses                              2,666.0         2,035.5         1,581.7
--------------------------------------------------------------------------------------

Net Income
  Income before income taxes                     345.9           379.8           373.1
  Provision for income taxes                      95.4           105.5           105.8
--------------------------------------------------------------------------------------
  Net income                                 $   250.5       $   274.3       $   267.3
--------------------------------------------------------------------------------------

Per Share
   Primary                                   $    3.26       $    3.59       $    3.59
   Fully diluted                                  3.24            3.59            3.58


(1) See Note 10-Debt for discussion.

    See notes to consolidated financial statements.

       The Progressive Corporation and Subsidiaries

--------------------------------------------------------------------------------
35
             consolidated
            balance sheets




                                                                                                    (millions)

  December 31,                                                                           1995          1994


Assets
  Investments:
   Held-to-maturity:
     Fixed maturities, at amortized cost (market: $343.8)                              $   --         $  337.6
   Available-for-sale:
     Fixed maturities, at market (amortized cost: $2,729.5 and $2,129.7)                2,772.9        2,087.0
     Equity securities, at market
      Preferred stocks (cost: $379.4 and $377.1)                                          382.3          370.1
      Common stocks (cost: $277.6 and $103.9)                                             310.0          106.2
   Short-term investments, at amortized cost (market: $302.8 and $279.2)                  302.8          279.1
--------------------------------------------------------------------------------------------------------------
      Total investments                                                                 3,768.0        3,180.0

  Cash                                                                                     16.2           13.4
  Accrued investment income                                                                39.8           43.4
  Premiums receivable, net of allowance for doubtful accounts of $19.2 and $15.6          649.9          542.4
  Reinsurance recoverables                                                                338.1          379.7
  Prepaid reinsurance premiums                                                             70.5           83.2
  Deferred acquisition costs                                                              181.9          161.6
  Income taxes                                                                             58.3          103.2
  Property and equipment, net of accumulated depreciation of $128.7 and $116.7            159.2          143.3
  Other assets                                                                             70.6           24.9
--------------------------------------------------------------------------------------------------------------
        Total assets                                                                   $5,352.5       $4,675.1
--------------------------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity
  Unearned premiums                                                                    $1,209.6       $1,036.7
  Loss and loss adjustment expense reserves                                             1,610.5        1,434.4
  Policy cancellation reserve                                                              40.8           47.3
  Accounts payable and accrued expenses                                                   339.9          329.2
  Funded debt                                                                             675.9          675.6
--------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                 3,876.7        3,523.2
--------------------------------------------------------------------------------------------------------------
  Shareholders' equity:
   Serial Preferred Shares (authorized 20.0)
     9 3/8% Serial Preferred Shares, Series A, no par value,
        cumulative, liquidation preference $25.00 per share (issued
        and outstanding 3.4 and 3.5)                                                       83.6           85.8
   Common Shares, $1.00 par value (authorized 200.0, issued 83.1 and 82.4,
      including treasury shares of 11.0 and 11.2)                                          72.1           71.2
   Paid-in capital                                                                        374.8          357.1
   Net unrealized appreciation (depreciation) on investment securities                     51.1          (30.7)
   Retained earnings                                                                      894.2          668.5
--------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                        1,475.8        1,151.9
--------------------------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity                                     $5,352.5       $4,675.1
                                                                                       -----------------------

 See notes to consolidated financial statements.

    The Progressive Corporation and Subsidiaries

--------------------------------------------------------------------------------
              consolidated                                                    36
        statements of changes in
          shareholders' equity






                                                                             (millions-except per share amounts)

  For the years ended December 31,                                          1995            1994             1993

Preferred Shares, No Par Value
  Balance, Beginning of year                                              $   85.8        $   87.9        $   96.4
   Treasury shares purchased-cost basis                                       (2.2)           (2.1)           (8.5)
------------------------------------------------------------------------------------------------------------------
  Balance, End of year                                                    $   83.6        $   85.8        $   87.9
------------------------------------------------------------------------------------------------------------------


Common Shares, $1.00 Par Value
  Balance, Beginning of year                                              $   71.2        $   72.1        $   67.1
   Stock options exercised                                                      .9              .2              .1
   Sale of Common Shares                                                      --              --               5.0
   Treasury shares purchased                                                  --              (1.1)            (.1)
------------------------------------------------------------------------------------------------------------------
  Balance, End of year                                                    $   72.1        $   71.2        $   72.1
------------------------------------------------------------------------------------------------------------------


Paid-In Capital
  Balance, Beginning of year                                              $  357.1        $  357.6        $  180.7
   Stock options exercised                                                     9.2             3.4              .8
   Tax benefits on stock options exercised                                     8.5             1.5              .9
   Stock rights issued                                                        --              --               3.5
   Sale of Common Shares                                                      --              --             172.0
   Treasury shares purchased                                                  --              (5.4)            (.3)
------------------------------------------------------------------------------------------------------------------
  Balance, End of year                                                    $  374.8        $  357.1        $  357.6
------------------------------------------------------------------------------------------------------------------



Net Unrealized Appreciation (Depreciation) On Investment Securities
  Balance, Beginning of year                                              $  (30.7)       $   33.5        $   77.5
   Change in net unrealized appreciation (depreciation)                       81.8           (64.2)          (44.0)
------------------------------------------------------------------------------------------------------------------
  Balance, End of year                                                    $   51.1        $  (30.7)       $   33.5
------------------------------------------------------------------------------------------------------------------


Retained Earnings
  Balance, Beginning of year                                              $  668.5        $  446.8        $  207.3
   Net income                                                                250.5           274.3           267.3
   Cash dividends on Preferred Shares (9 3/8% annually)                       (8.3)           (8.5)           (9.2)
   Cash dividends on Common Shares ($.220, $.210
      and $.200 per share)                                                   (15.8)          (14.9)          (13.9)
   Treasury shares purchased:  Preferred Shares                                (.1)            (.2)           (1.3)
                               Common Shares                                  --             (27.5)           (2.0)

   Other, net                                                                  (.6)           (1.5)           (1.4)
------------------------------------------------------------------------------------------------------------------
  Balance, End of year                                                    $  894.2        $  668.5        $  446.8
------------------------------------------------------------------------------------------------------------------
                                                                          ----------------------------------------
Total Shareholders' Equity                                                $1,475.8        $1,151.9        $  997.9
                                                                          ----------------------------------------


The 9 3/8% Serial Preferred Shares, Series A, may be redeemed at the Company's option any time on or after May 31, 1996.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.

        The Progressive Corporation and Subsidiaries

--------------------------------------------------------------------------------
37
              consolidated
        statements of cash flows



                                                                                                             (millions)

  For the years ended December 31,                                               1995           1994            1993

Cash Flows From Operating Activities
  Net income                                                                  $  250.5        $  274.3        $  267.3
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                  20.4            19.3            16.1
   Net realized gains on security sales                                          (46.7)          (23.8)         (107.9)
   Changes in:
     Unearned premiums                                                           172.9           264.7           157.2
     Loss and loss adjustment expense reserves                                   176.1            85.8            74.4
     Accounts payable and accrued expenses                                        16.5            14.9             6.2
     Policy cancellation reserve                                                  (6.5)          (12.8)            8.0
     Prepaid reinsurance premiums                                                 12.7             1.4            (6.6)
     Reinsurance recoverables                                                     41.6             1.2           (23.1)
     Premiums receivable                                                        (107.5)         (161.8)          (68.6)
     Deferred acquisition costs                                                  (20.3)          (37.0)          (23.3)
     Income taxes                                                                   .6             9.9             2.0
     Other, net                                                                   20.3            15.2            21.8
----------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                  530.6           451.3           323.5


Cash Flows From Investing Activities
  Purchases:
   Held-to-maturity: fixed maturities                                              (.2)          (89.6)         (118.1)
   Available-for-sale: fixed maturities                                       (2,575.5)       (1,463.1)       (1,215.6)
                       equity securities                                        (763.1)         (350.2)         (358.4)

  Sales:
   Available-for-sale: fixed maturities                                        1,744.9           731.6           325.6
                       equity securities                                         593.6           298.3           269.6
  Maturities, paydowns, calls and other:
   Held-to-maturity: fixed maturities                                             87.1            58.6            59.5
   Available-for-sale: fixed maturities                                          497.2           354.5           526.6
                       equity securities                                          10.4            17.7            56.5
  Net (purchases) sales of short-term investments                                (23.7)          (48.3)           69.2
 (Receivable) payable on securities                                              (52.0)          (41.3)           55.9
  Purchases of property and equipment                                            (38.3)          (58.2)          (60.0)
----------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                     (519.6)         (590.0)         (389.2)


Cash Flows From Financing Activities
  Proceeds from exercise of stock options                                         10.1             3.6              .9
  Tax benefits from exercise of stock options                                      8.5             1.5              .9
  Proceeds from issuance of Common Shares                                         --              --             177.0
  Proceeds from funded debt                                                       --             198.4           148.2
  Payments of funded debt                                                          (.4)            (.4)         (240.2)
  Dividends paid to shareholders                                                 (24.1)          (23.4)          (23.1)
  Acquisition of treasury shares                                                  (2.3)          (36.3)          (12.2)
----------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities                         (8.2)          143.4            51.5
----------------------------------------------------------------------------------------------------------------------
  Increase (decrease) in cash                                                      2.8             4.7           (14.2)
  Cash, Beginning of year                                                         13.4             8.7            22.9
----------------------------------------------------------------------------------------------------------------------
  Cash, End of year                                                           $   16.2        $   13.4        $    8.7
                                                                              ----------------------------------------

 See notes to consolidated financial statements.


        The Progressive Corporation and Subsidiaries
              notes to                                                        38
       consolidated financial
             statements
--------------------------------------------------------------------------------


December 31, 1995, 1994 and 1993

1. REPORTING AND ACCOUNTING POLICIES

NATURE OF OPERATIONS The Progressive Corporation, an insurance holding company formed in 1965, owns 63 operating subsidiaries and has one mutual insurance company affiliate. The companies provide personal automobile insurance and other specialty property-casualty insurance and related services sold primarily through independent insurance agents in the United States and Canada.

BASIS OF CONSOLIDATION AND REPORTING The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries and affiliate (the Company). All of the subsidiaries and its affiliate are wholly owned or controlled. All significant intercompany accounts and transactions are eliminated in consolidation. The parent company's investments in subsidiaries exceeded their underlying book value at dates of acquisition by $4.0 million, of which $1.6 million remains.

INVESTMENTS Held-to-maturity: fixed maturity securities are securities which the Company has the positive intent and ability to hold to maturity. These securities are reported at amortized cost with the difference between the original cost and redemption value of these securities earned over the lives of the respective issues and included in investment income. In November 1995, the Financial Accounting Standards Board (FASB) issued a Special Report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." Concurrent with the initial adoption of this implementation guidance, the Company was able to reassess the appropriateness of the classifications of all securities held at that time. As a result, the Company reclassified its entire held-to-maturity portfolio to available-for-sale and marked the securities to market. The Company had no held-to-maturity securities at December 31, 1995.

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

  Available-for-sale: equity securities include common stocks and nonredeemable preferred stocks and are reported at quoted market values. Changes in the market values of these securities, net of deferred income taxes, are reflected as unrealized appreciation or depreciation in shareholders' equity. Changes in value due to foreign currency exchange are recognized in income in the current period.

  Derivatives, as defined by Statement of Financial Accounting Standards (SFAS) 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments," include futures, options, short positions, forward positions, foreign currency forwards and interest rate swap agreements, and are carried in the appropriate available-for-sale portfolio based on the nature of the instrument. Those instruments held or issued for purposes other than trading are carried at market value; changes in value of futures, options, foreign currency forwards and short positions are recorded to income in the current period, and changes in the value of forward positions and interest rate swaps are reflected in shareholders' equity as unrealized appreciation or depreciation, net of deferred income taxes. At disposition, changes in value of forward positions and interest rate swap agreements are recognized in income as "net realized gains or losses on security sales." Those instruments entered into for the purpose of hedging are carried at market value; changes in value follow the recognition of the asset being hedged. Gains or losses on closed hedge positions are recorded as basis adjustments to the cost of the assets hedged and amortized over their expected life. Unamortized amounts are recognized in income at the disposition of the assets hedged. Gains and losses on foreign currency hedges are recognized in income and offset the foreign exchange gains and losses on the underlying transactions.

  Trading securities are securities bought principally for the purpose of selling them in the near term and are reported at market value. Changes in market value are recognized in income in the current period. During the year, the net activity in trading securities was not material to the Company's financial position, cash flows and results of operations. The Company had no trading securities or financial instruments with off-balance-sheet risk held or issued for trading purposes at December 31, 1995 and 1994.

  Short-term investments include eurodollar deposits, commercial paper and other securities maturing within one year and are reported at amortized cost, which approximates market.

  Risk is individually evaluated for all positions, including financial instruments with off-balance-sheet risk.

  Realized gains and losses on sales of securities are computed based on the first-in first-out method.

PROPERTY AND EQUIPMENT Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the assets using accelerated methods for computers and straight line for all other fixed assets. Capitalized interest costs were $0 in 1995, $1.6 million in 1994 and $2.7 million in 1993.

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

LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES Loss reserves represent the estimated liability on claims reported to the Company, plus reserves for losses incurred but not yet reported (IBNR). These estimates are reported net of amounts recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims and losses. The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income currently.


        The Progressive Corporation and Subsidiaries

--------------------------------------------------------------------------------
39

REINSURANCE The Company's reinsurance transactions are primarily attributable to premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures-CAIP), for which the Company retains no indemnity risk. The remaining reinsurance arises from the Company seeking to reduce its loss exposure in its non-auto businesses. Prepaid reinsurance premiums are recognized on a pro rata basis over the period of risk.

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

DEFERRED ACQUISITION COSTS Deferred acquisition costs include commissions, premium taxes and other costs incurred in connection with writing business. These costs are deferred and amortized over the period in which the related premiums are earned. The Company considers anticipated investment income in determining the recoverability of these costs. There is no indication that these costs will not be fully recoverable in the near term.

SERVICE REVENUES AND EXPENSES Service revenues are earned on a pro rata basis over the term of the related policies; acquisition expenses are deferred and amortized over the period in which the related revenues are earned.

SUPPLEMENTAL CASH FLOW INFORMATION Cash includes only bank demand deposits. The Company paid income taxes of $75.5 million, $89.8 million and $91.0 million in 1995, 1994 and 1993, respectively. Total interest paid was $56.6 million for 1995, $48.3 million for 1994 and $38.3 million for 1993.

  As discussed above, on December 1, 1995, the Company reclassified $248.4 million of its held-to-maturity securities to available-for-sale, recognizing $10.4 million in gross unrealized gains.

NEW ACCOUNTING STANDARD In October 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 introduces a fair value based method of accounting for stock-based compensation and encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments based on the new fair value accounting rules. If companies elect not to adopt the new fair value accounting rules, SFAS 123 requires them to provide expanded disclosures in the footnotes. The Company intends to adopt only the disclosure provisions of SFAS 123. The disclosure requirements, which are effective for fiscal years beginning after December 15, 1995, require companies to provide pro forma disclosures of net income and earnings per share as if they had adopted the fair value accounting method for awards granted in 1995 and 1996.

ESTIMATES The Company is required to make estimates and assumptions when preparing its financial statements and accompanying notes in conformity with GAAP. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain amounts in the financial statements for prior periods were reclassified to conform with the 1995 presentation.

2. INVESTMENTS

As of December 31, 1993, the Company elected to early adopt SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." The adoption of SFAS 115 did not have any effect on the Company's results of operations or financial position.

The components of pretax investment income at December 31 were:

   (millions)                                  1995          1994          1993
Held-to-maturity: fixed maturities            $ 15.8        $ 18.4        $ 17.4
Available-for-sale: fixed maturities           140.3         103.8          88.7
                    equity securities           23.9          23.2          19.8
Short-term investments                          19.1          13.1           8.6
--------------------------------------------------------------------------------
   Investment income                           199.1         158.5         134.5
--------------------------------------------------------------------------------

Gross realized gains:
  Held-to-maturity: fixed maturities              .8           1.1           1.0
  Available-for-sale: fixed maturities          49.0          49.6          20.9
                 equity securities              32.5          23.0         102.3
  Short-term investments                          .1          --            --
Gross realized losses:
  Held-to-maturity: fixed maturities             (.6)          (.7)         --
  Available-for-sale: fixed maturities         (22.3)        (40.2)         (4.6)
                 equity securities             (12.8)         (9.0)        (11.7)
--------------------------------------------------------------------------------
   Net realized gains on security sales         46.7          23.8         107.9
--------------------------------------------------------------------------------
                                              $245.8        $182.3        $242.4
                                              ----------------------------------

--------------------------------------------------------------------------------
                                                                              40


In 1993, the Company sold its entire holding of MBNA Corporation recognizing realized gains of $74.3 million. At the time the Company purchased MBNA Corporation stock, Alfred Lerner was Chairman of the Board of The Progressive Corporation and Chairman of the Board and Chief Executive Officer of MBNA Corporation and owned 10% of its common stock.

Changes in unrealized gains (losses) on fixed maturities and equity securities were:

   (millions)                                 1995         1994        1993
Unrealized gains (losses):
                                             -------------------------------
  Held-to-maturity: fixed maturities         $(6.2)      $(12.1)      $ (2.5)
                                             -------------------------------
  Available-for-sale: fixed maturities       $86.1       $(73.4)      $  1.6
                 equity securities            40.0        (25.4)       (67.6)
  Deferred income taxes                      (44.3)        34.6         22.0
----------------------------------------------------------------------------
                                             $81.8       $(64.2)      $(44.0)
                                             -------------------------------


The composition of the investment portfolio at December 31 was:

   (millions)                                                                              GROSS         GROSS
                                                                                      UNREALIZED    UNREALIZED        MARKET
                                                                             COST          GAINS        LOSSES         VALUE
1995
  Available-for-sale:
   U.S. government obligations                                         $     676.7   $       9.5    $       (.1)   $    686.1
   State and local government obligations                                  1,186.9          32.6           (7.9)      1,211.6
   Foreign government obligations                                             33.9           1.0           --            34.9
   Corporate debt securities                                                  59.7           1.4           --            61.1
   Asset-backed securities                                                   722.3           8.8           (2.0)        729.1
   Other debt securities                                                      50.0            .8            (.7)         50.1
-----------------------------------------------------------------------------------------------------------------------------
                                                                           2,729.5          54.1          (10.7)      2,772.9
   Preferred stocks                                                          379.4           3.7            (.8)        382.3
   Common stocks                                                             277.6          43.6          (11.2)        310.0
  Short-term investments                                                     302.8          --             --           302.8
-----------------------------------------------------------------------------------------------------------------------------
                                                                       $   3,689.3   $     101.4    $     (22.7)   $  3,768.0
                                                                       ------------------------------------------------------

1994
  Held-to-maturity:
   State and local government obligations                              $     337.6   $       8.4    $      (2.2)   $    343.8
---------------------------------------------------------------------------------------------------------------------------
  Available-for-sale:
   U.S. government obligations                                                30.1          --             (1.3)         28.8
   State and local government obligations                                  1,210.2           8.9          (20.1)      1,199.0
   Foreign government obligations                                             23.7          --              (.7)         23.0
   Corporate debt securities                                                 179.8           2.7          (14.4)        168.1
   Asset-backed securities                                                   634.9           1.4          (20.0)        616.3
   Other debt securities                                                      51.0           4.4           (3.6)         51.8
---------------------------------------------------------------------------------------------------------------------------
                                                                           2,129.7          17.4          (60.1)      2,087.0
   Preferred stocks                                                          377.1            .2           (7.2)        370.1
   Common stocks                                                             103.9           5.9           (3.6)        106.2
  Short-term investments                                                     279.1            .1           --           279.2
---------------------------------------------------------------------------------------------------------------------------
                                                                       $   3,227.4   $      32.0    $     (73.1)   $  3,186.3
                                                                       ------------------------------------------------------

The composition of fixed maturities by maturity at December 31, 1995 was:

   (millions)                                                                                                        MARKET
                                                                                                         COST         VALUE
Less than one year                                                                                  $     383.0    $    386.8
One to five years                                                                                       1,945.9       1,975.4
Five to ten years                                                                                         213.9         218.8
More than ten years                                                                                       186.7         191.9
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    $   2,729.5    $  2,772.9
                                                                                                    -------------------------

Securities which do not have a single maturity date are reported at average maturity.

--------------------------------------------------------------------------------
41

At December 31, 1995, bonds in the principal amount of $62.0 million were on deposit with various regulatory agencies to meet statutory requirements.


The components of derivative financial instruments were:

   (millions)                                  MARKET VALUE (CARRYING VALUE)        CONTRACT/NOTIONAL VALUE
                                                      AT DECEMBER 31,                    AT DECEMBER 31,
                                               --------------------------         --------------------------
                                                     1995          1994             1995              1994
Forward and future positions:
  Assets                                          $     .1       $   13.3         $    1.3          $  755.4
  Liabilities                                         (3.0)          --               54.7              --
Option positions-assets                                (.3)          --               50.0              --
Interest rate swap positions-liabilities              --            (11.7)            --               423.2
Foreign currency forward positions:
  Assets                                                .1           --               21.2              --
  Liabilities                                           .4           --               97.1              --
-------------------------------------------------------------------------         --------------------------
                                                  $   (2.7)      $    1.6         $  224.3          $1,178.6
                                                  -----------------------         --------------------------


Derivatives are used to manage the risks and enhance the yields of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio or hedged securities. Net cash requirements are limited to changes in market values, which may vary based upon changes in interest rates and other factors. Exposure to credit risk is limited to the carrying value; unless otherwise noted, collateral is not required to support the credit risk.

  As of December 31, 1995, the Company had an open investment funding commitment of $12.7 million. The Company had no uncollateralized lines and letters of credit as of December 31, 1995 or 1994.

3. REINSURANCE

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. As of December 31, 1995 and 1994, 69 percent and 64 percent, respectively, of the "prepaid reinsurance premiums" and 70 percent and 72 percent, respectively, of the "reinsurance recoverables" relate to CAIP, for which the Company retains no indemnity risk.

The effect of reinsurance on premiums written and earned as of December 31 is as follows:

   (millions)                                                 1995                       1994                      1993
                                                      ---------------------     -----------------------    ---------------------
                                                       WRITTEN      EARNED       WRITTEN        EARNED      WRITTEN      EARNED
Direct premiums                                       $ 3,068.9   $ 2,895.9     $ 2,645.1    $  2,378.4    $ 1,966.4   $ 1,808.8
  Assumed                                                    .1          .1           2.9           4.9          9.2         9.7
  Ceded                                                  (156.2)     (168.8)       (190.8)       (192.2)      (156.4)     (149.8)
---------------------------------------------------------------------------     -----------------------    ---------------------
Net premiums                                          $ 2,912.8   $ 2,727.2     $ 2,457.2    $  2,191.1    $ 1,819.2   $ 1,668.7
                                                      ---------------------     -----------------------    ---------------------

Losses and loss adjustment expenses are net of reinsurance ceded of $104.1 million in 1995, $145.9 million in 1994 and $138.8 million in 1993.

4. LITIGATION

The Company is named as defendant in various lawsuits generally relating to its insurance operations. Numerous legal actions arise from claims made under insurance policies issued by the subsidiaries or in connection with previous reinsurance agreements. These actions were considered by the Company in establishing its loss and loss adjustment expense reserves. The Company believes that the ultimate disposition of these and other pending lawsuits will not materially impact the Company's results of operations, cash flows or financial position.

--------------------------------------------------------------------------------
                                                                              42

5. INCOME TAXES

The provision for income taxes in the accompanying consolidated statements of income differs from the statutory rate as follows:

   (millions)                                                1995                      1994                     1993
                                                      -----------------         -----------------        -----------------
                                                      ---------                 ---------                ---------
Income before income taxes                            $   345.9                 $   379.8                $   373.1
                                                      ---------                 ---------                ---------
Tax at statutory rate                                 $   121.1      35%        $   132.9      35%       $   130.6      35%
Tax effect of:
  Exempt interest income                                  (21.9)     (6)            (24.8)     (6)           (15.4)     (4)
  Dividends received deduction                             (5.7)     (2)             (3.4)     (1)            (4.3)     (1)
  Other items, net                                          1.9       1                .8      --             (5.1)     (2)
-----------------------------------------------------------------------         -----------------        ------------------
                                                      $    95.4      28%        $   105.5      28%       $   105.8       28%
                                                      -----------------         -----------------        ------------------

The current portion of the income tax provision was $95.2 million in 1995, $113.0 million in 1994 and $90.3 million in 1993.

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 1995 and 1994, the components of the net deferred tax asset were as follows:

   (millions)
                                                                                                           1995          1994
Deferred tax assets:
  Unearned premium reserve                                                                          $      79.7    $     66.8
  Non-deductible accruals                                                                                  29.4          25.7
  Off-balance-sheet financial instruments                                                                   --            9.6
  Capitalized expenditures                                                                                  5.2           3.9
  Loss reserve discounting                                                                                 10.5            .5
  Unrealized losses                                                                                         --           16.7
  Other                                                                                                     7.4           1.0
Deferred tax liabilities:
  Deferred acquisition costs                                                                              (63.7)        (56.6)
  Unrealized gains                                                                                        (27.6)          --
-----------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                              $      40.9    $     67.6
                                                                                                    --------------------------

The Company is able to demonstrate that the benefit of its deferred tax assets is fully realizable.

Deferred income taxes include noninterest bearing special estimated tax deposits made pursuant to Section 847 of the Internal Revenue Code of $38.5 million and $46.6 million at December 31, 1995 and 1994, respectively. As of December 31, 1994, a deferred tax asset of $9.6 million was recorded to reflect accelerated recognition of gains on off-balance-sheet financial instruments.

6. STATUTORY FINANCIAL INFORMATION

At December 31, 1995, $121.5 million of consolidated statutory policyholders' surplus represents net admitted assets of the Company's insurance subsidiaries that are required to meet minimum statutory surplus requirements in the subsidiaries' states of domicile. The subsidiaries may be licensed in states, other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance subsidiaries that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the subsidiaries are licensed.

  During 1995, the insurance subsidiaries paid aggregate cash dividends of $120.8 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $179.2 million in 1996 without prior approval from regulatory authorities.

  Statutory policyholders' surplus was $1,055.1 million and $945.1 million at December 31, 1995 and 1994, respectively. Statutory net income was $200.0 million, $230.3 million and $188.6 million for the years ended December 31, 1995, 1994 and 1993, respectively. During 1994, the insurance subsidiaries began to reduce loss reserves for anticipated salvage and subrogation recoveries in accordance with statutory accounting principles. Previously, salvage and subrogation was not reflected in the statutory financial statements until actually recovered. As a result of this change, statutory policyholders' surplus increased $39.9 million during 1994.

--------------------------------------------------------------------------------
43

The Company's insurance subsidiaries, as part of their statutory filings, are required to disclose their risk-based capital (RBC) requirements. The National Association of Insurance Commissioners developed the RBC program to enable regulators to take appropriate and timely regulatory actions with respect to insurers that show signs of weak or deteriorating financial condition. RBC is a series of dynamic surplus-related formulas which contain a variety of factors that are applied to financial balances based on a degree of certain risks, such as asset, credit and underwriting risks.

7. LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Activity in the loss and loss adjustment expense reserves, prepared in accordance with generally accepted accounting principles, is summarized as follows:

   (millions)                                                                             1995           1994          1993
Balance at January 1                                                                 $   1,434.4    $   1,348.6    $  1,274.2
  Less reinsurance recoverables on unpaid losses                                           334.2          334.8         316.7
-----------------------------------------------------------------------------------------------------------------------------
Net balance at January 1                                                                 1,100.2        1,013.8         957.5
-----------------------------------------------------------------------------------------------------------------------------
Incurred related to:
  Current year                                                                           2,000.4        1,539.8       1,126.5
  Prior years                                                                              (56.6)        (142.5)        (98.5)
-----------------------------------------------------------------------------------------------------------------------------
   Total incurred                                                                        1,943.8        1,397.3       1,028.0
Paid related to:
  Current year                                                                           1,204.3          893.9         604.9
  Prior years                                                                              525.3          417.0         366.8
-----------------------------------------------------------------------------------------------------------------------------
   Total paid                                                                            1,729.6        1,310.9         971.7
-----------------------------------------------------------------------------------------------------------------------------
Net balance at December 31                                                               1,314.4        1,100.2       1,013.8
  Plus reinsurance recoverables on unpaid losses                                           296.1          334.2         334.8
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                               $   1,610.5    $   1,434.4    $  1,348.6
                                                                                     ----------------------------------------


During 1994, based on a review of the adequacy of its total loss reserves, the Company eliminated its $71.0 million "supplemental reserve" ($46.2 million after tax), resulting in a one-time increase in earnings of $.62 per share. The Company historically established case and IBNR reserves by product with the objective of being accurate to within plus or minus 2 percent. Pricing has been based on these estimates of reserves by product. Because the Company desired a very high degree of comfort that aggregate reserves were adequate, aggregate reserves were established near the upper end of the reasonable range of reserves, and the difference between such aggregate reserves and the midpoint of the reasonable range of case and IBNR reserves was called the "supplemental reserve." The Company concluded, after examining its historical aggregate reserves, that the practice of setting aggregate reserves at the upper end of the range of reasonable reserves provided an unnecessarily high level of comfort. At December 31, 1994, even without the high level of comfort provided by the "supplemental reserve," the Company's reserves would have been redundant by approximately 2 percent to 4 percent over the previous 5 years. The Company believes that this change in the estimate of its reserves placed it more in line with the practices of other companies in the industry.

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

  During 1994, the Company settled the dispute arising out of its 1985 acquisition of American Star Insurance Company, over the seller's refusal to pay certain losses on pre-sale business written by American Star. Total reserves on this business, which are mainly for product liability and environmental claims, are $27.9 million, of which $8.8 million is recoverable from reinsurers. The Company will continue to monitor these exposures, adjust the related reserves appropriately as additional information becomes known and disclose any material developments. See Management's Discussion and Analysis for further discussion.

  The Company writes auto insurance in the coastal states, which could be exposed to natural catastrophes, such as hurricanes. Although the occurrence of a major catastrophe could have a significant impact on the Company's quarterly results, the Company believes such an event would not be so material as to disrupt the overall normal operations of the Company. The Company is unable to predict if any such events will occur in the near term.

--------------------------------------------------------------------------------
                                                                              44

8. EMPLOYEE BENEFIT PLANS

Retirement Plans The Company has a two-tiered Retirement Security Program. The first tier is a defined contribution pension plan covering all employees who meet requirements as to age and length of service. Contributions vary from one percent to five percent of annual eligible compensation up to the Social Security wage base, based on years of eligible service. Prior to January 1, 1994, the defined contribution plan covered only eligible employees hired after December 31, 1988, and was funded at 1.3 percent of annual eligible compensation up to the Social Security wage base. Company contributions were $3.6 million in 1995, $3.2 million in 1994 and $.7 million in 1993.

  The second tier is a long-term savings plan under which the Company matches, into a Company stock account, amounts contributed to the plan by an employee up to a maximum of three percent of the employee's eligible compensation. Company contributions were $4.4 million in 1995 and 1994 and $3.8 million in 1993.

  The Company has a defined benefit pension plan which covered employees hired before January 1, 1989, who met requirements as to age and length of service. This plan and future benefit accruals were frozen on December 31, 1993, and the Company recognized a $1.5 million gain; the benefits accruals through the date the plan was frozen were based on years of service and career average compensation up to the Social Security tax base. The Company's funding policy is to contribute annually the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. There is no past service liability requiring funding by the Company.

The following table sets forth the defined benefit plan information as of December 31:

   (millions)                                                                             1995          1994           1993

Actuarial present value of benefit obligations:
                                                                                      ---------------------------------------
  Vested benefit obligation                                                           $     19.6    $     13.6     $     15.8
                                                                                      ---------------------------------------
  Accumulated benefit obligation                                                      $     19.6    $     13.6     $     16.8
                                                                                      ---------------------------------------
  Projected benefit obligation for service rendered to date                           $     19.6    $     13.6     $     16.8
Plan assets at fair value, primarily government and corporate taxable bonds                 18.1          17.1           17.9
-----------------------------------------------------------------------------------------------------------------------------
Plan assets net of projected benefit obligation                                             (1.5)          3.5            1.1
Unrecognized actuarial (gains) losses                                                        2.2          (3.0)          (1.9)
Required minimum liability                                                                  (2.0)         --             --
Unrecognized transition asset at January 1, 1987, recognized over 21 years                   (.2)          (.3)           (.3)
-----------------------------------------------------------------------------------------------------------------------------
Pension asset (liability) recognized in the consolidated balance sheets               $     (1.5)   $       .2     $     (1.1)
                                                                                      ---------------------------------------
Net pension cost included the following components:
  Service cost-benefits earned during the period                                      $     --      $     --       $      1.9
  Interest cost on projected benefit obligation                                              1.2           1.3            1.2
  Actual return on plan assets                                                              (2.2)           .1           (1.2)
  Net amortization and deferral                                                               .8          (1.6)           (.5)
-----------------------------------------------------------------------------------------------------------------------------
  Net periodic pension cost (return)                                                  $      (.2)   $      (.2)    $      1.4
                                                                                      ---------------------------------------

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0 percent for 1995, 8.0 percent for 1994 and 7.0 percent for 1993. The expected long-term rate of return on assets was 8.0 percent for 1995, 1994 and 1993.

POSTEMPLOYMENT BENEFITS The Company provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits including workers' compensation and, if elected, continuation of health care benefits. The Company's obligation was $1.7 million, $1.3 million and $.9 million at December 31, 1995, 1994 and 1993, respectively.

POSTRETIREMENT BENEFITS The Company provides postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. The Company recognized its obligation of $.3 million at December 31, 1995, and $.4 million at December 31, 1994 and 1993. The Company's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future.

DEFERRED COMPENSATION In April 1995, the Company's shareholders approved The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan), which permits eligible executives to defer receipt of some or all of their annual bonuses or other incentive awards. These deferred amounts will be invested in one or more investment funds, including Common Shares of the Company, offered under the Deferral Plan. All distributions from the Deferral Plan will be made in cash, except that distributions representing amounts deemed invested in Common Shares will be made in Common Shares. The Company reserved 300,000 Common Shares for issuance under the Deferral Plan. The Company established an irrevocable grantor trust to provide a source of funds to assist the Company in meeting its liabilities under the Deferral Plan. At December 31, 1995, the trust held assets of $.9 million, of which $.2 million were held in Common Shares, to cover its liabilities.

--------------------------------------------------------------------------------
45

INCENTIVE COMPENSATION PLANS The Company's 1989 Incentive Plan provides for the granting of stock options and other stock-based awards to key employees of the Company. The 6,500,000 Common Shares authorized under the Incentive Plan have been registered. Outside of the Incentive Plan, the Company registered 1,425,000 Common Shares relating to stock options granted to key employees of the Company. The nonqualified stock options granted are for periods up to ten years, become exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All options granted have an exercise price equal to the market value of the Common Shares at the date of grant.

A summary of all stock option activity during the three years ended December 31, follows:

                                        1995                             1994                              1993
                           ------------------------------  -----------------------------------  --------------------------------
                           NUMBER OF     EXERCISE PRICES   NUMBER OF           EXERCISE PRICES  NUMBER OF       EXERCISE PRICES
OPTIONS OUTSTANDING           SHARES           PER SHARE      SHARES                 PER SHARE     SHARES             PER SHARE
Beginning of year          5,263,822    $ 7.666 to 38.750  4,488,887         $ 7.666 to 29.625   4,123,003     $ 7.666 to 19.833
  Add (deduct):
  Granted                    888,725     38.000 to 44.875  1,156,450          31.000 to 38.750     693,325                29.625
  Exercised                 (861,802)     7.666 to 29.625   (198,959)          7.666 to 19.666     (96,443)      9.250 to 19.666
  Cancelled                 (347,421)    11.500 to 38.000   (182,556)         11.250 to 31.000    (230,998)      9.125 to 29.625
---------------------------------------------------------  -----------------------------------   -------------------------------
End of year                4,943,324    $ 9.291 to 44.875  5,263,822         $ 7.666 to 38.750   4,488,887     $ 7.666 to 29.625
                           ------------------------------  -----------------------------------   -------------------------------
Exercisable, end of year     984,099    $ 9.291 to 31.000  1,128,902         $ 7.666 to 31.000     934,592     $ 7.666 to 19.833
                           ------------------------------  -----------------------------------   -------------------------------
Available, end of year     1,292,975                       1,834,279                             2,808,173
                           ---------                       ---------                             ---------

The amounts charged to income for incentive compensation plans, including an executive cash bonus program for key members of management and a gainsharing program for all other employees, were $33.9 million in 1995, $32.0 million in 1994 and $24.7 million in 1993.

9. CONTRACTUAL COMMITMENTS

The Company has operating lease commitments and service agreements with terms greater than one year for equipment, office space and telecommunications services, some with options to renew at the end of the contract periods. The minimum commitments under such noncancelable leases and service contracts at December 31, 1995 are as follows (in millions): 1996-$33.9; 1997-$23.2;
1998-$11.5; 1999-$2.3; 2000-$.3; and thereafter-$0. Total expense incurred by the Company for such purposes for 1995, 1994 and 1993 was $51.3 million, $42.6 million, and $41.3 million, respectively.

10. DEBT

During 1995, the maximum amount of bank borrowings outstanding was $5.9 million, and the daily average amount outstanding was $.1 million, at an average annual interest rate of 6.6 percent.

Funded debt at December 31 consisted of:

   (millions)                                                                1995          1994
6.60% Notes                                                           $     198.7    $    198.5
7% Notes                                                                    148.3         148.2
8 3/4% Notes                                                                 29.2          29.0
10% Notes                                                                   149.5         149.4
10 1/8% Subordinated Notes                                                  149.4         149.3
Other funded debt                                                              .8           1.2
-----------------------------------------------------------------------------------------------
                                                                      $     675.9    $    675.6
                                                                      -------------------------


Funded debt includes amounts the Company has borrowed and contributed to the capital of its insurance subsidiaries or borrowed for other long-term purposes.

--------------------------------------------------------------------------------
                                                                              46


In May 1990, the Company entered into a revolving credit arrangement with National City Bank, which is reviewed by the bank annually. Under this agreement, the Company had the right to borrow up to $50.0 million. In February 1994, the Company reduced this revolving credit arrangement to $20.0 million. By selecting from available credit options, the Company may elect to pay interest at rates related to the London interbank offered rate, the bank's base rate or at a money market rate. A commitment fee is payable on any unused portion of the committed amount at the rate of .125 percent per annum. The Company had no borrowings under this arrangement at December 31, 1995 or 1994.

  In January 1994, the Company sold $200.0 million of noncallable 6.60% Notes due 2004 with interest payable semiannually. The fair value of these Notes was $203.6 million and $174.2 million at December 31, 1995 and 1994, respectively.

  In October 1993, the Company sold $150.0 million of noncallable 7% Notes due 2013 with interest payable semiannually. The fair value of these Notes was $156.6 million and $124.6 million at December 31, 1995 and 1994, respectively.

  In May 1989, the Company issued $30.0 million of 8 3/4% Notes due 1999 in exchange for $30.0 million of its 8 3/4% Debentures due 2017. These Notes are noncallable and interest is payable semiannually. The fair value of these Notes was $32.7 million and $30.3 million at December 31, 1995 and 1994, respectively.

  In December 1988, the Company sold $150.0 million of 10% Notes due 2000 and $150.0 million of 10 1/8% Subordinated Notes due 2000. All such Notes are noncallable with interest payable semiannually on both issues. The fair values of the 10% Notes and 10 1/8% Subordinated Notes were $175.9 million and $176.1 million, respectively, at December 31, 1995, and $159.8 million and $159.7 million, respectively, at December 31, 1994.

  In February 1987, the Company sold $100.0 million ($70.0 million after the May 1989 debt exchange) of 8 3/4% Debentures due 2017 with interest payable semiannually. In December 1993, the Company redeemed the entire $70.0 million principal amount of these Debentures at 105.425% of the principal amount, plus accrued interest, with the proceeds of the sale of certain securities in its investment portfolios. A $4.0 million charge on debt extinguishment was recorded as a "non-recurring item."

  As of December 31, 1995, the Company was in compliance with its debt covenants.

  Aggregate principal payments on funded debt outstanding at December 31, 1995 are $.4 million for 1996, $.3 million for 1997, $.1 million for 1998, $30.0 million for 1999, $300.0 million for 2000, and $350.0 million thereafter.

11. SEGMENT INFORMATION

The operating segments of the Company are classified into Insurance and Service. Expense allocations are based on assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets to segments.

For the years ended December 31,                1995                           1994                            1993
                                       -----------------------        -----------------------        -----------------------
                                                        PRETAX                         PRETAX                         PRETAX
     (millions)                        REVENUES   PROFIT (LOSS)       REVENUES   PROFIT (LOSS)       REVENUES   PROFIT (LOSS)
Insurance operations                   $2,727.2       $  156.6        $2,191.1       $  251.5        $1,668.7       $  177.8
Service operations                         38.9            8.7            41.9           10.0            43.7            6.8
--------------------------------------------------------------        -----------------------        -----------------------
  Total operations                      2,766.1          165.3         2,233.0          261.5         1,712.4          184.6
Total investment income                   245.8          245.8           182.3          182.3           242.4          242.4
Interest expense and other costs           --            (65.2)           --            (64.0)           --            (53.9)
--------------------------------------------------------------        -----------------------        -----------------------
                                       $3,011.9       $  345.9        $2,415.3       $  379.8        $1,954.8       $  373.1
                                       -----------------------        -----------------------        -----------------------

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

Information about specific valuation techniques and related fair value detail is provided in Note 1-Reporting and Accounting Policies, Note 2-Investments and
Note 10-Debt. Pursuant to SFAS 119, the cost and market value of the financial instruments as of December 31 are summarized as follows:

   (millions)                                          1995                            1994
                                             ------------------------        ------------------------
                                                              MARKET                          MARKET
                                               COST            VALUE           COST            VALUE
Investments:
  Held-to-maturity: fixed maturities         $   --          $   --          $  337.6        $  343.8
  Available-for-sale: fixed maturities        2,729.5         2,772.9         2,129.7         2,087.0
                 equity securities              657.0           692.3           481.0           476.3
  Short-term investments                        302.8           302.8           279.1           279.2
Funded debt                                    (675.9)         (745.7)         (675.6)         (649.8)

--------------------------------------------------------------------------------
47

                             management's discussion
                       and analysis of financial condition
                           and results of operations


The consolidated financial statements and the related notes on pages 34 through 46, together with the supplemental information on pages 50 through 55, should be read in conjunction with the following discussion of the consolidated financial condition and results of operations.

FINANCIAL CONDITION The Progressive Corporation is a holding company and does not have any revenue producing operations of its own. It receives cash through borrowings, equity sales, subsidiary dividends and other transactions, and may use the proceeds to contribute to the capital of its insurance subsidiaries in order to support premium growth, to repurchase its Common Shares and other outstanding securities, to redeem its outstanding securities and for other business purposes. During 1995, the Company repurchased .1 million of its 9 3/8% Serial Preferred Shares, Series A, at a cost of $2.3 million.

  During the three-year period ended December 31, 1995, the Company sold 4,950,000 Common Shares for net proceeds of $177.0 million and repurchased 1.2 million Common Shares at a total cost of $36.4 million (average cost of $31.92 per share) and .6 million of its 9 3/8% Serial Preferred Shares, Series A, at a total cost of $14.4 million (average cost $27.08 per share). The Company also sold $350.0 million of notes, repaid $170.0 million borrowed under its credit facilities, and redeemed the entire $70.0 million of its 8 3/4% Debentures. During the same period, The Progressive Corporation received $254.3 million from its insurance subsidiaries, net of capital contributions made to these subsidiaries. The regulatory restrictions on subsidiary dividends are described in Note 6 to the financial statements.

  The Company has substantial capital resources and is unaware of any trends, events or circumstances that are reasonably likely to affect its capital resources in a material way. The Company also has available a $20.0 million revolving credit agreement. Given its 31% debt to equity ratio, the Company believes it has sufficient borrowing capacity and other capital resources to support current and anticipated growth.

  The Company's insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. For the three years ended December 31, 1995, operations generated a positive cash flow of $1,305.4 million, and cash flow is expected to be positive in both the short-term and reasonably foreseeable future. The Company's substantial investment portfolio is highly liquid, consisting almost entirely of readily marketable securities. On or after May 31, 1996, the Company's 9 3/8% Serial Preferred Shares, Series A, are redeemable at the Company's option at the price of $25 per share plus accrued dividends to the redemption date. If the Company elects to redeem these securities, the redemption could be funded through operating cash flows or, if market conditions warrant, funds could be raised externally on the debt or equity markets. The Company does not expect any material changes in its cash requirements and is not aware of any trends, events or uncertainties that are reasonably likely to have a material effect on its liquidity.

  Total capital expenditures for the three years ended December 31, 1995, aggregated $156.5 million. In 1994, the Company completed its new corporate office complex in Mayfield Village, Ohio. The cost of the project was $75.5 million and was funded through operating cash flows.

INVESTMENTS The Company invests in fixed-maturity, equity and short-term securities. The Company's investment strategy recognizes its need to maintain capital adequate to support its insurance operations and commitment to risk adverse investment policies. Therefore, the Company evaluates the risk/reward trade-offs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity of the investment portfolio. The majority of the portfolio is invested in high-grade, fixed-income securities, of which short- and intermediate-term securities represented $2,876.2 million, or 76.4%, in 1995 and $2,319.4 million, or 72.9%, in 1994. Long-term securities were $191.9 million, or 5.1%, in 1995 and $245.0 million, or 7.7%, in 1994. The duration of the fixed-income portfolio was 2.2 years at December 31, 1995. Early in 1995, the Company eliminated a substantial portion of its municipal securities with maturities longer than 5 years in response to the proposal of a "flat tax," which would effectively eliminate the tax advantage of these securities.

  A relatively small portion of the investment portfolio was invested in marketable equity securities providing risk/reward balance and diversification. Common stocks represented $310.0 million, or 8.2%, in 1995 and $106.2 million, or 3.4%, in 1994. The increase in common stocks reflects the Company's objective to increase its position in common stock investments to 15% of the entire portfolio and to optimize value and further diversify the portfolio through foreign equity investments. The foreign equity portfolio, which may utilize stock index futures and foreign currency forwards, comprised $52.6 million of the common stock portfolio at December 31, 1995. The remainder of the equity portfolio of $382.3 million, or 10.1%, in 1995 and $370.1 million, or 11.6%, in 1994, was comprised of over 90% of fixed-rate preferred stocks with mechanisms that may provide an opportunity to liquidate at par.

  Consistent with the Company's objective to increase its common stock investments, the Company liquidated its high-yield portfolio, reducing it to .2% of the portfolio at December 31, 1995, from 4.4% at December 31, 1994, resulting in a net gain of $6.6 million.

  In conjunction with guidance issued by the FASB, the Company reclassified $248.4 million of its held-to-maturity securities to available-for-sale, recognizing $10.4 million in gross unrealized gains. The Company had no held-to-maturity securities at December 31, 1995.

  As of December 31, 1995, the Company's portfolio had $78.7 million in unrealized gains, compared to $41.1 million in unrealized losses in 1994. This increase in value was the result of falling interest rates and rising prices in the bond and stock market. The weighted average fully taxable equivalent book yield of the portfolio was 6.9%, 6.7% and 6.8% for the years ended December 31, 1995, 1994 and 1993, respectively.

  Investments in the Company's portfolio have varying degrees of risk. Equity securities generally have greater risks than the non-equity

                  The Progressive Corporation and Subsidiaries

--------------------------------------------------------------------------------
                                                                              48


portion of the portfolio since these securities are subordinate to rights of debt holders and other creditors of the issuer. Financial instruments with off-balance-sheet risk are used to manage the risks and enhance the yields of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio or hedged securities. Net cash requirements are limited to changes in market values which may vary based upon changes in interest rates and other factors. Exposure to credit risk is limited to the carrying value; unless otherwise noted, collateral is not required to support the credit risk. During 1995, the Company added a government bond trading portfolio to benefit from short-term market rate opportunities. The Company has stringent restrictions on the amount of open positions in the trading portfolio limiting its exposure to acceptable levels. At December 31, 1995, there were no trading securities or off-balance-sheet trading positions.

  As of December 31, 1995, the Company held $729.1 million of asset-backed securities which represented 19.3% of the total investment portfolio. The portfolio included collateralized mortgage obligations (CMOs) and commercial mortgage-backed obligations (CMBs) totaling $335.2 million and $117.2 million, respectively. As of December 31, 1995, the CMO portfolio included sequential bonds representing 65.9% of the CMO portfolio ($221.0 million) with an average life of 3.1 years, and planned amortization class bonds representing 34.1% of the CMO portfolio ($114.2 million) with an average life of 1.6 years. One hundred percent of the CMOs held by the Company are rated AAA by Moody's or Standard & Poor's. At December 31, 1995, the CMB portfolio had an average life of 7.4 years and a weighted average Moody's or Standard & Poor's rating of A. At December 31, 1995, the CMO and CMB portfolios had unrealized gains of $3.9 million and $1.1 million, respectively. The single largest unrealized loss in any CMO security was $.1 million, or .5% of such position, and there were no unrealized losses in any CMB security at December 31, 1995. Both the CMO and CMB portfolios are highly liquid with readily available quotes and contain no residual interests. The remainder of the asset-backed portfolio is invested primarily in auto loan and credit card-backed securities.

  The Company regularly reviews the individual holdings in its portfolio for evidence of impairment. Changes in market value are evaluated to determine the extent to which such changes are attributable to: (i) interest rates, (ii) market-related factors other than interest rates and (iii) financial conditions, business prospects and other fundamental factors specific to the issuer. Declines attributable to issuer fundamentals are reviewed in further detail. Available evidence is considered to estimate the realizable value of the investment. When a security in the Company's investment portfolio has a decline in market value which is other than temporary, the Company is required by GAAP to reduce the carrying value of such security to its net realizable value. It is the Company's general policy to dispose of securities when the Company determines that the issuer is unable to reverse its deteriorating financial condition and the prospects for its business within a reasonable period of time. In less severe circumstances, the Company may decide to dispose of a portion of its holdings in a specific issuer when the risk profile of the investment becomes greater than its tolerance for such risk.

RESULTS OF OPERATIONS Operating income, which excludes net realized gains and losses from security sales and one-time items, was $220.1 million, or $2.84 per share, in 1995, $212.7 million, or $2.76 per share, in 1994 and $197.3 million, or $2.61 per share, in 1993. The GAAP combined ratio was 94.3 in 1995, 91.7 (88.5 including the elimination of the "supplemental reserve" discussed below) in 1994 and 89.3 in 1993.

  Direct premiums written increased 16% to $3,068.9 million in 1995, compared to $2,645.1 million in 1994 and $1,966.4 million in 1993. Net premiums written increased 19% to $2,912.8 million, compared to $2,457.2 million in 1994 and $1,819.2 million in 1993. The difference between direct and net premiums written is largely attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures (CAIP), for which the Company retains no indemnity risk, of $105.4 million in 1995, $115.4 million in 1994 and $98.0 million in 1993. The Company provided policy and claim processing services to 28 state CAIPs. Premiums earned, which are a function of the amount of premiums written in the current and prior periods, increased 24% in 1995, compared to 31% in 1994 and 17% in 1993.

  The Company's Core divisions' net premiums written grew 21%, 38% and 25% for 1995, 1994 and 1993, respectively, primarily driven by an increase in unit sales. In 1995, the Company raised rates an average of 6.5%, compared to no rate changes in 1994 and a rate decrease of .8% in 1993. The Company continues to write standard and preferred auto risks which represented between 5% and 10% of total Core business volume. The Company anticipates continued growth in its Core business in 1996, which could result from the number of states in which the Company seeks to insure all auto risks, from working with independent agents dedicated to regaining market share and from integrating other buying options. The Core divisions generated underwriting profit margins of 5% in 1995, 7% in 1994 and 10% in 1993; the Company's strategy is to achieve a 4% underwriting margin.

  Claim costs, the Company's most significant expense, represent actual payments made and changes in estimated future payments to be made to or on behalf of its policyholders, including expenses required to settle claims and losses. These costs include a loss estimate for future assignments and assessments, based on current business, under state-mandated involuntary automobile programs. Claims costs are influenced by inflation and loss severity and frequency, the impact of which is mitigated by adequate pricing. Increases in the rate of inflation increase loss payments, which are made after premiums are collected. Accordingly, anticipated rates of inflation are taken into account when the Company establishes premium rates and loss re-

--------------------------------------------------------------------------------
49


serves. Claim costs, expressed as a percentage of premiums earned, were 71% in 1995, compared to 67% (excluding the elimination of the "supplemental reserve") in 1994 and 62% in 1993. The Company has allowed loss costs to rise at a faster pace than rates, reflecting the Company's intent to maintain rates at competitive levels.

  During 1994, based on a review of the adequacy of its total loss reserves, the Company eliminated its $71.0 million "supplemental reserve," resulting in a one-time increase in earnings of $.62 per share, a 3.2 point increase in the underwriting profit margin and a $46.2 million increase in capital. The Company historically established case and IBNR reserves by product with the objective of being accurate to within plus or minus 2%. Pricing has been based on these estimates of reserves by product. Because the Company desired a very high degree of comfort that aggregate reserves were adequate, aggregate reserves were established near the upper end of the reasonable range of reserves, and the difference between such aggregate reserves and the midpoint of the reasonable range of case and IBNR reserves was called the "supplemental reserve." The Company concluded, after examining its historical aggregate reserves, that the practice of setting aggregate reserves at the upper end of the range of reasonable reserves provided an unnecessarily high level of comfort. At December 31, 1994, even without the high level of comfort provided by the "supplemental reserve," the Company's reserves would have been redundant by approximately 2% to 4% over the previous 5 years. The Company believes that this change in the estimate of its reserves placed it more in line with the practices of other companies in the industry.

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

During 1994, the Company settled the dispute, arising out of its 1985 acquisition of American Star Insurance Company (since renamed National Continental Insurance Company), over the seller's refusal to pay certain losses on pre-sale business written by American Star. Under the settlement, National Continental received $10.1 million from the seller and agreed to be solely responsible for the next $20 million of gross losses. The seller will thereafter be responsible for half the losses, net of reinsurance, if it achieves certain minimum net worth requirements. In addition to the $10.1 million, National Continental will be entitled to the proceeds of various treaty and facultative reinsurance policies that had been purchased by American Star. National Continental has established reserves for these exposures, which are mainly for product liability and environmental claims, in amounts it believes to be adequate based on information currently available to it, including a study by independent actuaries for the seller. Total reserves on this business are $27.9 million, of which $8.8 million is recoverable from reinsurers. The Company will continue to monitor these exposures, adjust the related reserves appropriately as additional information becomes known and disclose any material developments.

  Policy acquisition and other underwriting expenses as a percentage of premiums earned were 23% in 1995, compared to 25% in 1994 and 28% in 1993. The decrease primarily reflects process improvement initiatives and lower commission programs.

  Service businesses generated a pretax operating profit of $8.7 million in 1995, compared to $10.0 million in 1994 and $6.8 million in 1993.

  Recurring investment income (interest and dividends) increased 26% to $199.1 million in 1995, compared to $158.5 million in 1994 and $134.5 million in 1993, primarily due to an increase in the average investment portfolio and a mix shift in the portfolio to taxable securities. Net realized gains on security sales were $46.7 million in 1995, $23.8 million in 1994 and $107.9 million in 1993. A significant portion of the 1993 realized gains resulted from the sale of certain equity securities held in the Company's investment portfolio.

                                                                              50
--------------------------------------------------------------------------------

              ten year
          summary-financial     not covered by report of independent accountants
              highlights

               (millions-except per share amounts and number of people employed)


                                                                                  1995            1994
Insurance Companies Selected Financial Information
   and Operating Statistics-Statutory Basis
  Reserves:
   Loss and loss adjustment expense(1)                                       $ 1,314.4        $ 1,100.2
   Unearned premiums                                                           1,140.4            954.8
  Policyholders' surplus(1)                                                    1,055.1            945.1
  Ratios:
   Net premiums written to policyholders' surplus                                  2.8              2.6
   Loss and loss adjustment expense reserves to policyholders' surplus             1.2              1.2
   Loss and loss adjustment expense                                               71.6             64.2
   Underwriting expense                                                           21.4             22.4
-------------------------------------------------------------------------------------------------------
   Statutory combined ratio                                                       93.0             86.6

Selected Consolidated Financial Information-GAAP Basis
  Total revenues                                                             $ 3,011.9        $ 2,415.3
  Total assets                                                                 5,352.5          4,675.1
  Total shareholders' equity(2)                                                1,475.8          1,151.9
  Common Shares outstanding                                                       72.1             71.2
  Common Share price
   High                                                                        $49 1/2          $40 1/2
   Low                                                                          34 3/4           27 3/4
   Close(3)                                                                     48 7/8           35
  Market capitalization                                                      $ 3,523.9        $ 2,492.0
  Book value per Common Share(2)                                             $   19.31        $   14.97
  Return on average shareholders' equity(4)                                       19.6%            27.4%
  Funded debt outstanding                                                    $   675.9        $   675.6
  Ratio of funded debt to capital                                                   31%              37%
  GAAP underwriting margin(2)                                                      5.7             11.5
  Number of people employed                                                      8,025            7,544


(1) During 1994, the Company began accruing for salvage and subrogation recoverables. See Note 6-Statutory Financial Information for further discussion.

(2) In 1994, the $71.0 million "supplemental reserve" was eliminated, increasing book value per share $.65, underwriting profit margin 3.2% and shareholders' equity $46.2 million. See Management's Discussion and Analysis for further discussion.

(3) Represents the closing price at December 31.

(4) Net income minus preferred share dividends divided by average common shareholders' equity.

    All share and per share amounts were adjusted for stock splits.



                  The Progressive Corporation and Subsidiaries

--------------------------------------------------------------------------------
51

                                        1993        1992        1991         1990        1989         1988        1987        1986
Insurance Companies Selected
 Financial Information
  and Operating
   Statistics-Statutory Basis
  Reserves:
   Loss and loss
     adjustment expense(1)           $ 1,053.7   $   994.7   $   901.7    $   827.4   $   787.7    $   685.5   $   496.1   $  342.0
   Unearned premiums                     688.9       538.5       513.6        474.1       467.6        505.0       446.8      323.9
  Policyholders' surplus(1)              701.9       658.3       676.7        636.7       578.1        495.0       452.0      312.0
  Ratios:
   Net premiums written
     to policyholders' surplus             2.6         2.2         2.0          1.9         2.0          2.6         2.5        2.5
   Loss and loss adjustment expense
     reserves to
       policyholders' surplus              1.5         1.5         1.3          1.3         1.4          1.4         1.1        1.1
   Loss and loss adjustment expense       62.6        68.3        65.7         62.1        65.9         62.9        58.3       61.0
   Underwriting expense                   25.4        29.8        33.5         31.1        31.4         33.2        35.8       34.3
-----------------------------------------------------------------------------------------------------------------------------------
   Statutory combined ratio               88.0        98.1        99.2         93.2        97.3         96.1        94.1       95.3

Selected Consolidated Financial
 Information-GAAP Basis
  Total revenues                     $ 1,954.8   $ 1,738.9   $ 1,493.1    $ 1,376.2   $ 1,392.7    $ 1,355.8   $ 1,066.2   $  749.4
  Total assets                         4,011.3     3,440.9     3,317.2      2,912.4     2,643.7      2,316.3     1,782.5    1,259.2
  Total shareholders' equity(2)          997.9       629.0       465.7        408.5       435.2        417.2       395.0      311.4
  Common Shares outstanding               72.1        67.1        63.3         69.3        76.2         80.7        86.1       84.0
  Common Share price
   High                                $46 1/8     $29 3/8     $20 5/8      $18 3/4     $14 1/2      $10 3/4     $11 7/8    $12 7/8
   Low                                  26 5/8      14 3/4      15           11           7 1/2        7 1/4       8 1/2      6 3/4
   Close(3)                             40 1/2      29 1/8      18           17 1/8      12 7/8        7 5/8      10 1/8     10 3/8
  Market capitalization              $ 2,920.1   $ 1,954.3   $ 1,139.4    $ 1,186.8   $   981.1    $   615.3   $   871.8   $  871.5
  Book value per Common Share(2)     $   12.62   $    7.94   $    5.83    $    5.89   $    5.71    $    5.17   $    4.59   $   3.71
  Return on average
    shareholders' equity(4)               36.0%       34.7%        6.7%        21.5%       17.4%        25.9%       24.7%      26.9%
  Funded debt outstanding            $   477.1   $   568.5   $   644.0    $   644.4   $   645.9    $   479.2   $   216.9   $  100.8
  Ratio of funded debt to capital           32%         47%         58%          61%         60%          53%         35%        24%
  GAAP underwriting margin(2)             10.7         3.5        (3.7)         1.0        (1.2)         2.9         5.6        4.3
  Number of people employed              6,101       5,591       6,918        6,370       6,049        5,854       5,879      4,711

--------------------------------------------------------------------------------
                                                                              52

     ten year summary-gaap
          consolidated        not covered by report of independent accountants
        operating results

                                                                         (millions-except per share amounts)

                                                                 1995         1994         1993         1992         1991
Direct premiums written:
  Personal lines                                           $  2,644.6   $  2,181.7   $  1,548.9   $  1,214.6   $  1,047.4
  Commercial lines                                              424.3        463.4        417.5        422.2        489.4
---------------------------------------------------------------------------------------------------------------------------
Total direct premiums written                                 3,068.9      2,645.1      1,966.4      1,636.8      1,536.8
  Reinsurance assumed                                              .1          2.9          9.2          4.3           .1
  Reinsurance ceded                                            (156.2)      (190.8)      (156.4)      (189.9)      (212.3)
---------------------------------------------------------------------------------------------------------------------------
Net premiums written                                          2,912.8      2,457.2      1,819.2      1,451.2      1,324.6
  Net change in unearned premiums reserve(1)                   (185.6)      (266.1)      (150.5)       (25.1)       (37.7)
---------------------------------------------------------------------------------------------------------------------------
Premiums earned                                               2,727.2      2,191.1      1,668.7      1,426.1      1,286.9
---------------------------------------------------------------------------------------------------------------------------
Expenses:
  Losses and loss adjustment expenses(2)                      1,943.8      1,397.3      1,028.0        930.9        858.0
  Policy acquisition costs                                      459.6        391.5        311.6        304.1        313.7
  Other underwriting expenses                                   167.2        150.8        151.3        141.5        162.1
---------------------------------------------------------------------------------------------------------------------------
Total underwriting expenses                                   2,570.6      1,939.6      1,490.9      1,376.5      1,333.8
---------------------------------------------------------------------------------------------------------------------------
Underwriting profit (loss) before taxes                         156.6        251.5        177.8         49.6        (46.9)
Provision (benefit) for income taxes                             54.8         88.0         62.2         16.9        (15.9)
---------------------------------------------------------------------------------------------------------------------------
Underwriting profit (loss) after taxes                          101.8        163.5        115.6         32.7        (31.0)
Service operations profit (loss) after taxes                      5.6          6.5          4.4         (2.8)        (1.4)
---------------------------------------------------------------------------------------------------------------------------
                                                                107.4        170.0        120.0         29.9        (32.4)
Investment income after taxes                                   156.2        131.2        107.1        110.4        121.1
Net realized gains (losses) on security sales after taxes        30.4         15.5         70.1          9.6          4.9
Interest expense after taxes                                    (37.1)       (35.9)       (25.8)       (29.4)       (31.6)
Proposition 103 reserve reduction after taxes                    --           --           --           70.0         --
Non-recurring items after taxes                                  --           --           (2.6)       (42.6)        --
Other expenses after taxes(3)                                    (6.4)        (6.5)        (1.5)        (8.3)       (14.9)
---------------------------------------------------------------------------------------------------------------------------
Income before tax adjustments
   and cumulative effect of accounting change                   250.5        274.3        267.3        139.6         47.1
Tax adjustments(4)                                               --           --           --           --          (14.2)
Cumulative effect of accounting change(5)                        --           --           --           14.2         --
---------------------------------------------------------------------------------------------------------------------------
Net income                                                 $    250.5   $    274.3   $    267.3   $    153.8   $     32.9
                                                           ----------------------------------------------------------------
Per share
  Net income(2)                                            $     3.24   $     3.59   $     3.58   $     2.05   $      .41
  Dividends                                                      .220         .210         .200         .191         .172
Average equivalent shares
  Primary                                                        74.2         74.0         71.8         62.3         66.6
  Fully diluted                                                  74.7         74.0         72.0         71.9         75.6


(1) Amount represents change in unearned premiums reserve less change in prepaid reinsurance premiums.

(2) In 1994, the "supplemental reserve" was eliminated, resulting in a one-time decrease to losses and loss adjustment expenses of $71.0 million, or $.62 per share. See Management's Discussion and Analysis for further discussion.

(3)  Reflects investment expenses after taxes and other tax adjustments.

(4) 1991 reflects a deferred tax asset write-down and 1990 reflects a fresh start tax benefit.

(5) 1992 reflects adoption of SFAS 109, "Accounting for Income Taxes," and 1987 reflects adoption of SFAS 96, "Accounting for Income Taxes."

 All share and per share amounts were adjusted for stock splits.

     The Progressive Corporation and Subsidiaries

--------------------------------------------------------------------------------
53

                                                                      (millions-except per share amounts)

                                                                1990         1989         1988         1987         1986
Direct premiums written:
  Personal lines                                          $    876.0   $    800.1   $    817.0   $    690.2   $    526.2
  Commercial lines                                             482.8        487.0        521.0        488.0        303.9
------------------------------------------------------------------------------------------------------------------------
Total direct premiums written                                1,358.8      1,287.1      1,338.0      1,178.2        830.1
  Reinsurance assumed                                             .1          7.2          9.4         19.5          9.2
  Reinsurance ceded                                           (162.6)      (134.0)       (72.4)       (81.2)       (58.4)
------------------------------------------------------------------------------------------------------------------------
Net premiums written                                         1,196.3      1,160.3      1,275.0      1,116.5        780.9
  Net change in unearned premiums reserve(1)                    (5.1)        36.2        (59.6)      (122.1)      (103.7)
------------------------------------------------------------------------------------------------------------------------
Premiums earned                                              1,191.2      1,196.5      1,215.4        994.4        677.2
------------------------------------------------------------------------------------------------------------------------
Expenses:
  Losses and loss adjustment expenses(2)                       762.9        799.3        752.0        571.9        406.6
  Policy acquisition costs                                     292.7        296.7        321.3        292.6        190.2
  Other underwriting expenses                                  123.7        114.9        106.6         74.4         51.8
------------------------------------------------------------------------------------------------------------------------
Total underwriting expenses                                  1,179.3      1,210.9      1,179.9        938.9        648.6
------------------------------------------------------------------------------------------------------------------------
Underwriting profit (loss) before taxes                         11.9        (14.4)        35.5         55.5         28.6
Provision (benefit) for income taxes                             4.0         (2.9)        10.0         12.2         13.1
------------------------------------------------------------------------------------------------------------------------
Underwriting profit (loss) after taxes                           7.9        (11.5)        25.5         43.3         15.5
Service operations profit (loss) after taxes                     2.8          2.5         (1.3)        (1.0)        --
------------------------------------------------------------------------------------------------------------------------
                                                                10.7         (9.0)        24.2         42.3         15.5
Investment income after taxes                                  126.4        135.3         91.3         59.3         45.1
Net realized gains (losses) on security sales after taxes       (8.4)         (.4)        12.3         (1.9)         9.4
Interest expense after taxes                                   (32.0)       (32.5)       (10.5)        (6.5)        (3.3)
Proposition 103 reserve reduction after taxes                   --           --           --           --           --
Non-recurring items after taxes                                 --           --           --           --           --
Other expenses after taxes(3)                                  (13.2)       (15.4)        (9.2)        (3.4)        (2.0)
------------------------------------------------------------------------------------------------------------------------
Income before tax adjustments
   and cumulative effect of accounting change                   83.5         78.0        108.1         89.8         64.7
Tax adjustments(4)                                               9.9         --           --           --           --
Cumulative effect of accounting change(5)                       --           --           --            3.7         --
------------------------------------------------------------------------------------------------------------------------
Net income                                                $     93.4   $     78.0   $    108.1   $     93.5   $     64.7
                                                          --------------------------------------------------------------
Per share
  Net income(2)                                           $     1.19   $      .94   $     1.23   $     1.08   $      .77
  Dividends                                                     .160         .147         .133         .077         .019
Average equivalent shares
  Primary                                                       72.9         79.8         84.0         86.7         85.5
  Fully diluted                                                 82.5         89.1         90.9         86.7         85.5

---------------------------------------------------------------------------------------------------------------------------
                                                                                                                        54

      analysis of loss
and loss adjustment expenses    not covered by report of independent accountants
     (lae) development


   (millions)
  For the years ended
     December 31,          1985      1986     1987     1988     1989     1990     1991     1992     1993   1994(3)      1995
Loss and LAE
   reserves(1)         $  215.3  $  323.8 $  471.0 $  651.0 $  748.6 $  791.6 $  861.5 $  956.4 $1,012.4  $1,098.7  $1,314.4

Re-estimated
   reserves as of:
  One year later          218.7     300.6    446.6    610.3    685.4    748.8    810.0    857.9    869.9   1,042.1
  Two years later         213.6     293.6    422.2    573.4    677.9    726.5    771.9    765.5    837.8
  Three years later       205.3     282.8    402.4    581.3    668.6    712.7    718.7    737.4
  Four years later        203.4     274.1    403.9    575.1    667.1    683.7    700.1
  Five years later        200.9     275.6    399.6    578.4    654.7    666.3
  Six years later         204.4     275.8    400.2    582.2    647.1
  Seven years later       205.2     277.5    408.5    574.3
  Eight years later       206.7     285.7    408.1
  Nine years later        215.3     286.7
  Ten years later         216.3
Cumulative redundancy
   (deficiency)        $   (1.0) $   37.1 $   62.9 $   76.7 $  101.5 $  125.3 $  161.4 $  219.0 $  174.6  $   56.6
Percentage(2)               (.5)     11.5     13.4     11.8     13.6     15.8     18.7     22.9     17.2       5.2

 The chart represents the development of the property-casualty loss and LAE reserves for 1985 through 1994. The reserves are re-estimated based on experience as of the end of each succeeding year and are increased or decreased as more information becomes known about the frequency and severity of claims for individual years. The cumulative redundancy (deficiency) represents the aggregate change in the estimates over all prior years.

(1) Represents loss and LAE reserves, net of reinsurance recoverables on unpaid losses, at the balance sheet date.

(2)  Cumulative redundancy (deficiency) divided by loss and LAE reserves.

(3) In 1994, based on a review of its total loss reserves, the Company eliminated its $71.0 million "supplemental reserve." See Management's Discussion and Analysis for further discussion.


--------------------------------------------------------------------------------

  direct premiums
 written by state              not covered by report of independent accountants







   (millions)
                        1995                 1994                 1993                 1992                 1991
                 ------------------   ------------------   ------------------   ------------------   ------------------
Florida          $  421.9     13.7%   $  369.9     14.0%   $  265.6     13.5%   $  195.3     11.9%   $  173.9     11.3%
Texas               313.2     10.2       246.4      9.3       146.6      7.4       117.0      7.2        96.2      6.3
Ohio                284.1      9.3       232.0      8.8       175.9      8.9       140.7      8.6       137.1      8.9
New York            225.6      7.4       195.2      7.4       170.4      8.7       156.8      9.6       132.1      8.6
Pennsylvania        184.9      6.0       161.2      6.1       113.0      5.8        70.1      4.3        52.8      3.4
Georgia             155.1      5.1       129.7      4.9       120.0      6.1       114.6      7.0       122.9      8.0
California          126.6      4.1       126.8      4.8        80.2      4.1        90.6      5.5       156.1     10.2
All other         1,357.5     44.2     1,183.9     44.7       894.7     45.5       751.7     45.9       665.7     43.3
                 ------------------   ------------------   ------------------   ------------------   ------------------
  Total          $3,068.9    100.0%   $2,645.1    100.0%   $1,966.4    100.0%   $1,636.8    100.0%   $1,536.8    100.0%
                 ------------------   ------------------   ------------------   ------------------   ------------------




    The Progressive Corporation and Subsidiaries

--------------------------------------------------------------------------------
55

          quarterly
    financial and common       not covered by report of independent accountants
         share data


   (millions-except per share amounts)
                                        NET INCOME       OPERATING INCOME(1)
                                   -------------------   --------------------                                      STOCK PRICE
                     OPERATING                    PER                    PER           HIGH-LOW    DIVIDENDS      APPRECIATION
YEAR      QUARTER     REVENUES       TOTAL    SHARE(2)   TOTAL(3)    SHARE(2)           PRICE(4)   PER SHARE    (DEPRECIATION)(5)

1995            1     $  633.6     $  60.7      $  .79     $ 50.7      $ .66    $42 1/8 - 34 3/4       $.055
                2        687.4        60.8         .79       46.4        .60     41 7/8 - 37 1/8        .055
                3        719.0        62.5         .81       59.0        .76     48   -   37 3/4        .055
                4        726.1        66.5         .86       64.0        .83     49 1/2 - 41 1/2        .055
------------------------------     -------------------     -----------------    ----------------       -----         --------
                      $2,766.1     $ 250.5      $ 3.24     $220.1      $2.84    $49 1/2 - 34 3/4       $.220           40.4%
                      --------     -------------------     -----------------    ----------------       -----         --------

1994            1     $  488.2     $  48.1      $  .62     $ 49.8      $ .64    $40 1/2 - 27 3/4       $.050
                2        547.1        60.5         .79       54.7        .71     35 5/8 - 28 1/2        .050
                3        582.3        64.8         .85       57.4        .75     38 7/8 - 33 1/4        .055
                4        615.4       100.9(6)     1.34(6)    50.8        .66     38 3/8 - 32 1/4        .055
------------------------------     -------------------     -----------------    ----------------       -----         --------
                      $2,233.0     $ 274.3(6)   $ 3.59(6)  $212.7      $2.76    $40 1/2 - 27 3/4       $.210          (13.1)%
                      --------     -------------------     -----------------    ----------------       -----         --------

1993            1     $  382.8      $ 51.6      $  .71     $ 39.9      $ .54    $36 1/8 - 26 5/8       $.050
                2        423.3        79.7        1.11       54.5        .75     36 1/4 - 27 1/2        .050
                3        442.8        82.6        1.09       54.7        .71     44 1/4 - 31 3/4        .050
                4        463.5        53.4         .68       49.3        .63     46 1/8 - 38 3/8        .050
------------------------------     -------------------     -----------------    ----------------       -----         --------
                      $1,712.4      $267.3       $3.58     $197.3      $2.61    $46 1/8 - 26 5/8       $.200           39.8%
                      --------     -------------------     -----------------    ----------------       -----         --------

(1) Represents net income less realized gains and losses on security sales and one-time items.

(2) Presented on a fully diluted basis. The sum does not equal the total because the average equivalent shares differ in the periods.

(3) For 1993, the sum of the quarterly operating income does not equal the total due to the retroactive impact of the Omnibus Budget Reconciliation Act of 1993.

(4) Prices as reported on the consolidated transaction reporting system. The Company's Common Shares are listed on the New York Stock Exchange.

(5) Represents annual rate of return, including quarterly dividend reinvestment.

(6) In the fourth quarter 1994, the "supplemental reserve" was eliminated, resulting in a one-time increase of $71.0 million before taxes, or $.63 per share for the quarter and $.62 per share for the year. See Management's Discussion and Analysis for further discussion.

              The Progressive Corporation and Subsidiaries

--------------------------------------------------------------------------------
                                                                              56
    directors
  and officers

 Directors

 Milton N. Allen(1),(2)
 Director,
 various corporations

 B. Charles Ames(1)
 Partner,
 Clayton, Dubilier & Rice, Inc.
(management consulting)

 Stephen R. Hardis(1),(2)
 Chairman of the Board
 and Chief Executive Officer,
 Eaton Corporation
(manufacturing)

 Janet Hill(3)
 Vice President,
 Alexander & Associates, Inc.
(management consulting) and
 President,
 Staubach Alexander Hill, LLC
(commercial real estate consulting)

 Peter B. Lewis(2)
 Chairman of the Board, President
 and Chief Executive Officer

 Norman S. Matthews(3)
 Consultant,
 formerly President, Federated
 Department Stores, Inc.
(retailing)

 Donald B. Shackelford(3)
 Chairman,
 State Savings Company
(savings and loan)

 Dr. Paul B. Sigler(3)
 Professor, Yale University
 and Investigator,
 Howard Hughes Medical Institute
(medical research and education)


(1)Audit Committee member

(2)Executive Committee member

(3)Executive Compensation Committee member



Corporate Officers

Peter B. Lewis
Chairman, President and
Chief Executive Officer

David M. Schneider
Secretary

Charles B. Chokel
Treasurer


Corporate Support Team

Charles B. Chokel
Peter B. Lewis
Bruce W. Marlow
David M. Schneider
Tiona M. Thompson


Senior Managers

Alan R. Bauer
William P. Cadden
G. Edward Combs
John M. Davies
Allan W. Ditchfield
W. Thomas Forrester
Steven B. Gellen
William H. Graves
Michael J. Hanerty
Moira A. Lardakis
Daniel R. Lewis
Robert E. Mathe
Robert J. McMillan
Glenn M. Renwick
Andrew W. Rogacki
David L. Roush
Gregory J. Trapp
Robert T. Williams
David W. Young


Annual Meeting

The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 26, 1996, at 10:00 a.m. There were 4,781 shareholders of record on December 31, 1995.


Principal Office

The principal office of The Progressive Corporation is at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143

World Wide Web Address: http://www.auto-insurance.com

Toll-free Telephone Numbers

For assistance after an accident or to report a loss, 24 hours a day, 7 days a week, call: 1-800-274-4499

For Progressive's smart new way to shop for auto insurance, available 24 hours a day, 7 days a week, call: 1 800 AUTO PRO(R) (1-800-288-6776)

For 24 Hour Policy Service, call: 1-800-888-7764


Transfer Agent and Registrar

If you have questions about your Common or Preferred Shares accounts, write or call: Corporate Trust Customer Service, National City Bank, 1900 East Ninth Street, Cleveland, Ohio 44114. Phone: 800-622-6757


Counsel

Baker & Hostetler, Cleveland, Ohio


Common and Preferred Shares

The Progressive Corporation's Common Shares (symbol PGR) and 9 3/8% Serial Preferred Shares, Series A (symbol PGRPrA) are traded on the New York Stock Exchange. Dividends are customarily paid on the last day of each quarter.


Interim Reporting

The Progressive Corporation is no longer distributing quarterly shareholders' reports. To hear the text of the latest earnings release, receive key financial information for the past several quarters, or receive dividend and other information, shareholders can call 800-879-PROG. This toll-free shareholder services line is available 24 hours a day, 7 days a week. Such information is also available from the Company's internet site: http://www.auto-insurance.com


Investor Relations

Any shareholder wishing to receive public financial information on the Company may write or call: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box E61, Mayfield Village, Ohio 44143. Phone: 216-446-2851


Credits

Design: Nesnadny + Schwartz, Cleveland + New York + Toronto
Artwork: Teun Hocks. All pieces are "Untitled," oil on toned silverprints. Courtesy P.P.O.W., Inc., New York and Torch Gallery, Amsterdam.
Printing: Fortran Printing Inc., Cleveland


Printed on Recycled Paper