Form 10-K, Exhibit 13
period 1996-12-31
PROGRESSIVE CORP/OH/
filed 1997-03-31
CIK 80661

                                 EXHIBIT NO. 13
                                 --------------

                           THE PROGRESSIVE CORPORATION

                               1996 ANNUAL REPORT

                                                                Exhibit 13


                About the Art



A Whether Progressive proactively changes its approach to marketing or management, or changes in reaction to competition, regulation or technology, change is constant and requires agility, flexibility and velocity. To illustrate that Progressive changes constantly, "Change" was selected as the theme for this Annual Report. As Progressive continues to reinvent itself to serve customers, it has become a designer and agent of change, both internally and throughout the industry. At the same time, embracing change also facilitates Progressive's ability to adapt to shifts in the market that are outside of its control. The art for this years' annual report was commissioned to directly address the concept of "Change." Russian-born artists, Rimma Gerlovina and Valeriy Gerlovin use their own faces and bodies as a canvas for the transformation of their "still performances" known as photoglyphs. The Gerlovins' work will become part of Progressive's growing collection of contemporary art.






E         1996 Financial Highlights           2

          Vision, Core Values and Objectives  7

          Letter to Shareholders             18

          Financial Review                   32






cover Calendar   back cover Spiral Clock
      --------              ------------

1996 Financial Highlights                                                     2





(millions-except per share amounts)

                                                                                               Average Annual Compounded
                                                                                              Rate of Increase (Decrease)
                                                                                             -----------------------------
                                                                                                   5-Year      10-Year
                                                           1996             1995   % Change     1992-1996    1987-1996


For the Year
  Direct premiums written                             $ 3,638.4        $ 3,068.9         19%        19%        16%
  Net premiums written                                  3,441.7          2,912.8         18         21         16
  Net premiums earned                                   3,199.3          2,727.2         17         20         17
  Total revenues                                        3,478.4          3,011.9         15         18         17
  Operating income                                        309.1            220.1         40         29         19
  Net income                                              313.7            250.5         25         57         17
  Per share:
   Operating income                                        4.08             2.84         44         28         20
   Net income                                              4.11             3.24         27         59         18
  Underwriting margin(1)                                   8.5%             5.7%                     8          6


At Year-End
  Consolidated shareholders' equity                   $ 1,676.9        $ 1,475.8         14         29         18
  Common Shares outstanding                                71.5             72.1         (1)         3         (2)
  Book value per Common Share                         $   23.45        $   19.31         21         32         20
  Return on average common shareholders' equity            20.5%            19.6%                   25         23


Stock Price Appreciation(2)                                                            1-Year     5-Year    10-Year
  Progressive                                                                          38.5%      31.0%      21.6%
  S&P 500                                                                              22.8%      15.2%      15.2%


(1) The 5- and 10-year amounts represent averages for the period, not rate of increase.

(2)  Assumes dividend reinvestment.

1996 Performance Highlights                                                   3



Operating income per share, which excludes

net realized gains on security sales and one-

time items, increased 44 percent to $4.08.


                                            Progressive's stock appreciated 38.5

                                            percent during the year.


The Core business net premiums written

grew 19 percent with an 8.1 percent

underwriting profit margin.

                                            Market capitalization was $4.8

                                            billion at December 31, 1996.


The companywide underwriting profit margin

was 8.5 percent, compared to the personal

auto insurance market's estimated underwriting

loss of 1.0 percent.

E  V  O

                                                                               5
                                        About Progressive

                                        The Progressive insurance organization
                                        began business in 1937. Progressive
                                        Casualty Insurance Company was founded
                                        in 1956 to be among the first specialty
                                        underwriters of nonstandard auto
                                        insurance. The Progressive Corporation,
                                        an insurance holding company formed in
                                        1965, owns 64 subsidiaries and has one
                                        mutual insurance company affiliate. The
                                        companies provide personal automobile
                                        insurance and other specialty
                                        property-casualty insurance and related
                                        services sold primarily through
                                        independent insurance agents in the
                                        United States and Canada. The 1996
                                        estimated industry premiums, which
                                        include personal auto insurance in the
                                        U.S. and Ontario, Canada, as well as
                                        insurance for commercial vehicles, were
                                        $129.4 billion, and Progressive's share
                                        was 2.6 percent.





L  V  E

See-d
-----



                                  Artwork Here

Vision, Core Values and Objectives                                            7




Communicating a clear picture of Progressive by stating what we try to achieve (Vision), what guides our behavior (Core Values), what our people expect to accomplish (Objectives), and how we evaluate performance (Measurements), permits all people associated with Progressive to understand their role and enjoy their contributions.

Vision

We seek to be an excellent, innovative, growing and enduring business by reducing the human trauma and economic costs of auto accidents, theft and other perils while building a recognized, trusted, admired, business-generating consumer brand. We seek to earn a superior return on equity and to provide a positive environment to attract quality people and achieve ambitious growth plans.

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

Excellence. We strive constantly to improve in order to meet and exceed the highest expectations of our customers, shareholders and people. "Quality" is Progressive's process for teaching and encouraging our people to improve performance and reduce the costs of what they do for customers. We base rewards on results and promotion on ability.

Profit. The opportunity to earn a profit is how the competitive free-enterprise system motivates investment to enhance human health and happiness. Our increasing profits reflect our customers and claimants increasingly positive view of Progressive. We strive to find the most cost-effective ways to reduce the human trauma and economic costs of automobile accidents. We value social and economic well-being and strive to give back to our communities.

G  R  O

O  W

Financial Objectives and Measurements
-------------------------------------

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

Return On Shareholders' Equity. Our most important financial goal is to achieve an after-tax return on shareholders' equity over a five-year period that is at least 15 percentage points greater than the rate of inflation (measured by the Consumer Price Index which was 3.3 percent in 1996, and averaged 2.8 percent over the past five years and 3.7 percent over the past ten years). Return on equity was 20.5 percent in 1996, and averaged 25.2 percent over the past five years and 23.4 percent over the past ten years.

Profitability. Progressive is driven by the goal of producing a 4 percent underwriting profit over the entire retention period of an insured. Overall, we had an underwriting profit of 8.5 percent in 1996, 8.1 percent for the past five years and 5.6 percent for the past ten years. Estimated industry results for the personal auto insurance market for the same periods were underwriting losses of
1.0 percent, 1.4 percent and 3.9 percent.




Growth. We seek increases in net premium volume that are at least 15 percentage points greater than the rate of inflation. Companywide net premiums written increased 18.2 percent in 1996, 21.0 percent compounded annually over the past five years and 16.0 percent over the past ten years. Net premiums written in the personal auto insurance market for the same periods grew 5.2 percent, 5.3 percent and 6.5 percent.

Achievements. We are convinced that the best way to maximize shareholder value is to achieve these financial objectives consistently. An initial shareholder who purchased 100 shares of Progressive for $1,800 in our first public stock offering on April 15, 1971, owned 7,689 shares on December 31, 1996, with a market value of $518,000, for a 24.7 percent compounded annual return, compared to the 8.4 percent return achieved by investors in the Standard & Poor's 500 during the same period. In addition, the shareholder received dividends of $1,768 in 1996, bringing their total dividends received to $14,500 since they purchased the stock.

  In the ten years since December 31, 1986, Progressive shareholders have realized compounded annual returns of 21.6 percent, compared to 15.2 percent for the S&P 500. In the five years since December 31, 1991, Progressive shareholders' returns were 31.0 percent, compared to 15.2 percent for the S&P
500. In 1996, the returns were 38.5 percent on Progressive shares and 22.8 percent on the S&P 500.

  The repurchase of Progressive stock is another way the Company increases shareholder value. Over the years, when we have adequate capital and Progressive's stock is attractively priced, we have repurchased our shares. Since 1971, we have spent $568.2 million repurchasing our shares, at an average cost of $6.92 per share. During 1996, we repurchased 1.0 million Common Shares at an average cost of $41.73 per share.

                                                                     Germination
                                                                     -----------




                                  Artwork Here

Ladder
------




                                  Artwork Here

1996 Objectives and Accomplishments                                          13
-----------------------------------





                                                               1996      Last 5 Years    Last 10 Years


Return on Shareholders' Equity
  Objective                                                    18.3%           17.8%           18.7%
  Accomplishment                                               20.5            25.2            23.4


Underwriting Profit (Loss) Margin
  Objective                                                     4.0             4.0             4.0
  Accomplishment                                                8.5             8.1             5.6
  Industry-Personal Auto Insurance Market                      (1.0)           (1.4)           (3.9)


Growth (annualized)
  Objective                                                    18.3            17.8            18.7
  Accomplishment                                               18.2            21.0            16.0
  Industry-Personal Auto Insurance Market                       5.2             5.3             6.5

Claim Stories                                                               14



                                    Sundial
                                    -------





                                  Artwork Here


Following are the claim stories that appeared in our earnings releases throughout 1996:

  A claim representative responded to a call reporting damage to a policyholder's vehicle after a tornado swept through his neighborhood in Louisville, Kentucky. Because of possible looting, the police were not allowing anyone other than residents to drive into the devastated area. So, he parked the Immediate Response Vehicle and set out on foot, reaching the policyholder within one hour of the report of loss. Once he arrived at the scene, only one more problem remained. A huge tree had fallen, completely obscuring the car. To allow him to settle the claim, the claim representative and the owner of the vehicle used a chain saw and cleared all of the wood so an estimate could be provided and the claim could be settled. That's not what you'd expect from an insurance company . . . well, maybe you should.

On April 25, a new policyholder bought an auto insurance policy in Gainesville, Florida. On May 29, the same policyholder reported that she hit a deer which caused extensive damage to her vehicle. While inspecting the damage, our claim representative removed some hair fibers and took them to a local veterinarian. The vet advised the claim representative that the hair was from a cow, not a deer. With this piece of information, our special investigation unit was able to track down a report of a cow that was killed several hours before the policy was taken out--a month before the loss was reported! The investigator located the cow's owner, confirmed when and where the cow had been killed and exhumed the body. The investigator found that the debris embedded in the cow's flesh matched the damaged parts on the policyholder's vehicle. The claim was denied. It just goes to show you that sometimes you have to dig deep down to get all the facts!

                                 Graphic of Time
                                 ---------------




                                  Artwork Here




December 22--A policyholder, along with her two children and a carload of Christmas presents, was on her way from Atlanta to Miami when she ran off the highway and hit a guardrail. She called to report the accident from the now-disabled car. It was dark and she was alone with her children on the side of the interstate. When Progressive received the claim report, the claim representative immediately called a car rental agency and persuaded the manager, who was closing the rental office for the night, to stay open just a little later so a car could be delivered to the policyholder waiting on the side of the interstate. The claim representative then called a body shop and arranged for a tow truck to meet him at the accident scene. The claim representative arrived at the accident scene shortly before the rental car and tow truck and, within two hours of the accident, helped the policyholder load the Christmas presents and her children into the rental car so the family could continue their holiday trip to Miami. That's not what people expect from their insurance company . . . well, maybe they should.

During peak drive time on a Friday afternoon on one of Miami's busiest highways, one of Progressive's policyholders was rear-ended on his way to work. Of all days, this was not a day he could be late for work. The policyholder was a musician with the Miami Sound Machine and not only was the group about to perform at the Miami Arena, HBO would be broadcasting the event worldwide. The policyholder called from the accident scene, explained the situation and indicated he had no time to spare. No problem for Progressive's Immediate Response(R) claims service. The claim representative gathered the loss information and arranged for a tow truck and rental car to be dispatched to the accident scene. Upon arriving at the scene, the claim representative got the policyholder into the rental car, assured him the claim was being handled and sent him off to the hundreds of thousands of fans eagerly anticipating the concert. That's not what you'd expect from an insurance company . . . well, maybe you should.

                    I
              D
                        S

          O
                 V
     C
            E
                  R

Letter to Shareholders                                                       18




In 1996, Progressive continued on its path to leadership in automobile insurance. We expanded from 37 to 43 the number of states where we hope to convince every auto owner and operator to investigate and buy Progressive's unique package of low cost auto insurance and extraordinary customer service. We make it easy for consumers to do business with Progressive by distributing our products through many different channels.

  I am proud and happy to report that we believe that our private passenger auto premium growth in 1996 made Progressive the 6th largest United States auto insurance company. We grew in 1996 by increasing our share of the approximately $22 billion nonstandard auto insurance market and by continuing to grow in the approximately $85 billion standard and preferred auto insurance market. We work hard and invest heavily in people and processes to reduce the human trauma and economic costs of auto accidents. Our results include the cost of these investments, designed to make us more competitive for all auto insurance.

  In 1996, Progressive's organization adapted to the company's larger size and gained the flexibility and responsiveness required to sustain superior performance in the face of increasingly intense competition and increasingly rapid technological change. We are confident that we can continue to grow profitably by continuing to lower our costs and rates and continuing to improve customer service and the speed with which we deliver it. The rate, extent and success of all the change required to accomplish this has earned Progressive unexpected recognition as a leader among the many organizations which are re-engineering themselves.

  Progressive's strong focus on customers leads to steady growth in market share which, in turn, permits us to reduce the costs of doing business and become even more competitive. Our people's superb response to the challenge of creating and managing growth reaffirms both how committed and how talented they are. Great people operating with a clear Vision, strong Core Values and creative Strategies will continue to drive Progressive's profitable growth.

  Growing the number of policyholders, particularly standard and preferred risks with their higher retention rates, builds intrinsic value because renewals are more profitable than first year business. To encourage writing more standard and preferred risks and to improve customer retention, we adjusted the 1997 "Gainsharing" program (contingent cash incentive compensation for all Progressive people) to credit the estimated increase in value created by adding new customers. The drive to add customers faster will result in more spending to promote our brand and to develop more claim adjusters and customer service representatives. These costs, along with expected losses on first year business, are likely to bring underwriting profit margins more in line with our 4 percent objective.

  Like all shareholders, we want premium growth to translate into current earnings growth and a higher stock price. However, we manage by executing meaningful, long-term strategies that build value which we expect to be reflected in the stock price over five-year periods. Therefore, as an investment, Progressive stock may be most attractive to investors interested in long-term appreciation.

  To facilitate growth and the execution of our strategies, we reorganized in 1996 to be less hierarchical, to have managers doing both staff and line work, and to become closer to customers by expanding the number of local business units. We eliminated the Chief Operating Officer

                                                  Impulse of Life
                                                  ---------------



                                  Artwork Here

                                                            To Be             20
                                                            -----




role and created a "Policy Team" made up of the eleven people who make Progressive's final management-level decisions--five Process Leaders respectively responsible for Product, Independent Agent Marketing, Direct Marketing, Ownership (customer service) and Claims, as well as the Chief Financial, Human Resources, Legal, Information and International Officers, and me.

  Policy Team member's Gainsharing compensation is targeted between 100 percent and 135 percent of base salary and is based largely on corporate results, with Process Leaders incented to achieve world class profit/growth producing breakthroughs. My role on the team is to ensure that all issues are identified, articulated and addressed; to decide in the rare instances where there is sufficient disagreement to warrant my doing so; and to oversee the objective setting and performance evaluation processes. In 1996, Policy Team members initiated the practice of evaluating each other and being evaluated by their direct reports.

  We organized process teams made up of people from both staff and line functions to support the business units serving ever more localized sets of customers. The teams concentrate on improving the processes fast enough to sustain Progressive meeting its own high standards for customer service, profit and growth.

  Most business unit general managers report to Process Leaders. General managers are responsible for reducing claim costs, improving agent service and relationships, direct marketing and deciding price levels for their territory. Gainsharing for general managers is targeted at 50 percent to 100 percent of base salary, depending on business size and process involvement, and is earned based on the profitability and growth of their business. We subdivide continuously as growth produces enough customers to warrant more local focus, which almost always drives costs down and improves customer service. Early in 1997, we had 38 business units, compared to 16 at the end of 1995.

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

Teamwork is the way we work. We continue to improve the ways in which we motivate, manage, evaluate and reward teams.

Steady Cost Reduction has been, and continues to be, critical to our strategy. Underwriting expenses were 21.6 percent of premiums in 1996, compared to 23.0 percent in 1995 and 35.0 percent in 1990.

Process Management by top managers eliminates much staff/line friction, fosters cooperation among business units and departments, and requires balancing delicate trade-offs between local autonomy and collective effectiveness.

Thorough Testing of new ideas has replaced our former propensity to seize perceived opportunities and grow them as fast as possible.

Performance-based Compensation pays our people very well for exceptional performance, makes contingent pay significant to everyone and fosters the achievement of our demanding objectives. In 1996, 10.8 percent of total compensation resulted from our Gainsharing program.

                                  Artwork Here

Results
-------



In 1996, net premiums written increased 18 percent to $3,441.7 million, compared to $2,912.8 million in 1995. Progressive has posted an annual underwriting profit in 24 out of the last 30 years and bettered our 4 percent underwriting goal with an 8.5 percent margin in 1996. We reduced underwriting expenses by 1.4 percentage points in 1996, following a 1.7 point reduction in 1995.

  Operating income, which excludes net realized gains on security sales and one-time items, is the best measure of how well we manage our insurance operations. Operating income increased to $309.1 million, or $4.08 per share, compared to $220.1 million, or $2.84 per share, in 1996. Operating income excludes $7.1 million of net realized gains in 1996, compared to $46.7 million in 1995. Net income was $313.7 million, or $4.11 per share, this year, compared to $250.5 million, or $3.24 per share, in 1995. Return on shareholders' equity was 20.5 percent, compared to 19.6 percent in 1995.

                                                                  Changing Globe
                                                                  --------------



                                  Artwork Here

Progressive's Core Business                                                  23
---------------------------


Ninety-eight percent of Progressive's net premiums written is insurance for private passenger automobiles, recreational vehicles and small fleets of commercial vehicles, which we categorize as "core." Core business net premiums written grew 19 percent to $3,367.2 million, compared to $2,824.2 million in 1995. The underwriting profit margin was 8.1 percent, compared to 5.2 percent in 1995.

  Three years ago, we consolidated our new, unique and superior customer services into a Progressive brand by expanding service in a number of states and testing ways to project the brand to potential customers. We focused managers on empowering people and constantly improving the delivery of around-the-clock, immediate response, information-rich service, designed to delight customers.

We use a combination of television commercials, direct mail and other media to urge consumers to test Progressive's smart new way to shop for auto insurance by calling 1 800 AUTO PRO(R) (1-800-288-6776). In an average 15-minute call, consumers can receive a quote for their particular risk profile from Progressive and comparison rates from up to three other leading auto insurers, including State Farm and Allstate. Our representative also explains the following service improvements, which when considered together, are unique to Progressive:

Assistance after an accident, or other loss, is Progressive's most important service, so we implore our customers to call 1-800-274-4499 immediately after any incident. Twenty four hours a day, 7 days a week, a Progressive person answers the phone, takes the information, authorizes emergency measures and almost always can have a Progressive claim representative face-to-face with the customer or claimant within a few hours.

Universal acceptance because consumers abhor being rejected or cancelled. Progressive rarely rejects and never cancels honest customers who pay their premiums in the 43 states where our complete program is operative.

Competitive rates for risks from ultra-preferred to nonstandard in the states with the complete program. As experience makes us comfortable with pricing standard and preferred risks, we concentrate more on this market which accounted for between 10 and 15 percent of 1996 premium volume and is expected to become an increasing percentage of total premium volume.







                        Many different ways to buy, which consumers prefer, so we offer choices--including over 30,000 independent insurance agencies (our most important method of distribution), joint marketing relationships with national accounts and Progressive's 1 800 AUTO PRO(R) telephone service. Now that our personal auto product line includes standard and preferred auto, agents have found more and better ways to match the product they offer with the needs of the consumer, spurring our growth and helping the independent agent channel regain lost market share.

                        24 hours a day, 7 days a week service. Consumers want to do business when it's convenient for them, so we operate 24 hours a day, 7 days a week to provide new insurance quotes, handle endorsements and questions concerning current policies, and, most importantly, respond to accidents and other incidents. Our customers depend upon our service, which is supported by a real-time disaster management approach that continuously monitors performance of internal systems, threatening weather patterns and other natural events. This approach allows us to regularly reconfigure our network and place disaster response teams in motion as soon as we hear of an event.

Absolute-Relative
-----------------




                         Artwork Here





          Progressive's Diversified Businesses
          ------------------------------------



          The United Financial Casualty Company, Professional Liability Group and Motor Carrier business units provide combinations of service and indemnity to businesses. Their primary products are collateral protection coverage for automobile lenders and loan tracking for financial institutions, directors and officers liability and fidelity coverage for American Bankers Association member community banks, and underwriting and claim servicing for state involuntary residual market commercial and personal auto programs and other commercial enterprises. Each unit is the largest provider of its specialty in the country, though the market size for each declined in 1996.

          The Diversified businesses produced revenues and pretax profits of $117.7 million and $24.3 million, respectively, in 1996, compared to $130.2 million and $29.9 million in 1995. In 1996, Progressive acquired 50.1 percent of an automobile inspection service company for $3.0 million.

Investments and Capital Management                                           25
----------------------------------


Progressive employs a conservative approach to investment and capital management intended to ensure that there is sufficient capital to support all the insurance premium that can be profitably written. Benchmarks for measuring the performance of our investment professionals discourage the assumption of large amounts of interest rate risk. The quality of our portfolio remained exceptional. Fixed-income investments averaged about 89 percent of our portfolio with 63 percent invested in treasuries and other AAA securities. The duration of the fixed-income portfolio was 3.2 years at year-end.

  Our 1996 objective was to increase Progressive's exposure to the equity markets closer to the 15 percent target established in early 1996 while avoiding excessive market volatility which could reduce surplus and thus curtail growth. On December 31, 1996, common stocks comprised 12.1 percent of the portfolio, up from 8.2 percent at the prior year-end. This percentage will increase as investment opportunities are identified. Progressive generally pursues a "value" rather than a "growth" style of equity investing. From this perspective, the domestic stock markets look over-valued relative to some foreign markets. We rely on Sanford C. Bernstein & Co., a value-oriented firm, to manage our small global equity portfolio.

  The 1996 taxable equivalent total return for the portfolio was 7.8 percent, compared to 12.4 percent last year. The average maturity of our fixed-income portfolio ranged between 3.1 years and 3.9 years throughout the year. The short average maturity of Progressive's bond portfolio reflects the 1.7 year average life of our insurance liabilities.

  The total portfolio increased to $4,450.6 million at December 31, 1996, from $3,768.0 million at December 31, 1995. Investment income (interest, dividends and realized gains and losses) was $232.9 million before taxes and $180.2 million after taxes, compared to $245.8 million before taxes and $186.6 million after taxes in 1995. On December 31, 1996, our portfolio had $114.1 million in unrealized capital gains, compared to $78.7 million at the end of 1995, resulting from increased stock prices as the S&P 500 index rose from 615.9 to
740.7 during the year.

  Our ratio of net premiums written to statutory surplus was 2.7 to 1 on December 31, 1996. The Company has sufficient funds to support anticipated growth in the operating companies. Progressive's debt to total capital ratio was 32 percent at year-end 1996, compared to 31 percent last year and a range of 24 percent to 61 percent over the past 20 years. During 1996, we issued $100 million of 7.30% 10-year Notes and redeemed our 93/8% Serial Preferred Shares, Series A, at a price of $25 per share, plus accrued and unpaid dividends through May 31, 1996, the redemption date, for a total cost of $82.1 million. In addition, we repurchased 1.0 million Common Shares at an average cost of $41.73 per share.

  Progressive supports risk-based capital monitoring by regulators and endorses the trend toward more demanding standards than those currently in use. This effort to improve the early detection of financial weakness before it leads to insolvency should benefit Progressive over time by reducing state insolvency fund assessments. The risk-based capital calculation reflects favorably on companies like Progressive with historically high profitability, short-tailed liabilities, and conservative reserves and investments.


                           Lunation
                           --------


                                                  Artwork Here

                                      RE:

                                      NEW

Risks
-----


Progressive faces tremendous opportunity. We point out risks to help our shareholders understand the company better, not because our risk level is greater than that of other businesses.

Legislative and Regulatory Risk. Insurance laws and regulations change continually. There were no significant reforms during the year. We rely on our general managers to help regulators and legislators resolve issues in the way that best serves consumers.

Unpredictable Underwriting Margin and Growth Rate. Our strategy is to strive to achieve a 4 percent underwriting profit margin over the entire retention period of an insured. We cannot predict with precision the timing and pace of changes in underwriting margins, in retention nor in the rate of growth. We monitor each program to ensure that rates are adjusted promptly and adequately to obtain 4 percent margins over the entire retention period of a policyholder.

Pricing Risk. We continue to learn how to price standard and preferred auto insurance, and to experiment with new ways to price certain segments. We minimize the risk implicit in new pricing methodology by controlling volume in new programs and changing rates immediately when experience dictates.

Homeowners Insurance. This type of insurance has the potential to expose Progressive to catastrophes. Thus, there will be risk if our auto insurance market share objectives require us to offer it. Our current absence of plans to write homeowners is also risky because many consumers prefer to buy all their insurance from one company. In 1997, we will assess the demand for homeowners and will develop a plan to satisfy our customers' needs.

                                Advertised Brand. Consumer advertising and brand awareness require higher performance standards. We continually consider consumers' demands and appreciate their ability to make wise choices. In response, we are always looking for new and innovative ways to improve service at a lower cost.

                                Competitor Response. Other insurers are reacting to Progressive's attempt to change consumers' auto insurance experience, but we cannot predict when and how their response will affect our growth and profitability. We monitor competitors and will promptly incorporate their product and service improvements in our consumer offerings. In addition, our people, with their knowledge of our operations along with their skills and talents, are being sought by companies with whom we compete.

Projection
----------



                                  Artwork Here

The Future
----------


Looking forward prompts me to reminisce. When I leave the office for the last time in a business year, I think about my Dad, Joe Lewis, Progressive's founder and driving force for 18 years, and about the challenges implicit in producing one more record year. As a very young man, I helped Dad with the year-end hand compilation of policy-by-policy results that was Progressive's annual operating summary then. The end of 1996 was especially poignant for me because Progressive is about to celebrate its 60th anniversary and because I was recovering from surgery to correct a circulation problem in my leg, which I am delighted to report has healed well.

  I start my 33rd year as CEO proud of producing record earnings and volume in most years and still undaunted by the challenge implicit in Progressive's and my own high standards. I am excited by the new problems and opportunities that come faster and are more perplexing than ever. Along with all Progressive people, in 1997 I will focus on and be measured by improving claim handling quality and efficiency; building the Progressive brand; new process implementation; and responding to community-specific opportunities.

  Progressive is leading a wave of change in the United States' system for dealing with auto accident injuries and property damage. We are reducing auto accident victims' trauma and costs, improving how consumers feel about auto insurance and being rewarded for our leadership and commitment. Success so far encourages us to expand at a pace that tests our ability to provide the service we aspire to deliver.

  We begin 1997 as we began all other years --excited, respectful of the challenge implicit in our objectives and strategy, humbled by our failures, proud of having responded to them and confident that our excellent people will continue to achieve superior results.

  Much will be required to realize our Vision. At Progressive, it is always as if we are just beginning our business and so we look at a future that is brighter than ever.

  We deeply appreciate the customers we are privileged to serve. Thank you for your business, and thanks especially to the more than 30,000 independent insurance agents who chose to do business with Progressive in 1996. We are particularly grateful for our shareholders' continued confidence. To the men and women who make Progressive a great company, thanks for all your contributions in 1996 and the promise you bring to our future.


Joy Love and Peace

/s/ Peter Lewis


Peter B. Lewis
Chairman, President and Chief Executive Officer

Odd
---



                                  Artwork Here

1996 Financial Review                                                        32




                                  Artwork Here




                                                                           Vivid
                                                                           -----


Consolidated Financial Statements           34

Management's Discussion and Analysis        47

Ten Year Summaries                          50

Loss Reserves                               54

Direct Premiums Written by State            54

Quarterly Financial and Common Share Data   55

Report of Coopers & Lybrand L.L.P., Independent Accountants                  33
-----------------------------------------------------------





To the Board of Directors and Shareholders, The Progressive Corporation:

We have audited the accompanying consolidated balance sheets of The Progressive Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of The Progressive Corporation and subsidiaries' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Progressive Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                             /s/ Coopers & Lybrand L.L.P.


Cleveland, Ohio
January 21, 1997



The Progressive Corporation and Subsidiaries

Consolidated Statements of Income                                            34
---------------------------------

                                                   (millions-except per share amounts)

  For the years ended December 31,               1996           1995            1994


Net Premiums Written                         $ 3,441.7       $ 2,912.8       $ 2,457.2
                                             -----------------------------------------


Revenues
  Premiums earned                            $ 3,199.3       $ 2,727.2       $ 2,191.1
  Investment income                              225.8           199.1           158.5
  Net realized gains on security sales             7.1            46.7            23.8
  Service revenues                                46.2            38.9            41.9
                                             -----------------------------------------
   Total revenues                              3,478.4         3,011.9         2,415.3
                                             -----------------------------------------


Expenses
  Losses and loss adjustment expenses          2,236.1         1,943.8         1,397.3
  Policy acquisition costs                       482.6           459.6           391.5
  Other underwriting expenses                    208.5           167.2           150.8
  Investment expenses                              6.1             8.1             8.7
  Service expenses                                41.9            30.2            31.9
  Interest expense                                61.5            57.1            55.3
                                             -----------------------------------------
   Total expenses                              3,036.7         2,666.0         2,035.5
                                             -----------------------------------------


Net Income
  Income before income taxes                     441.7           345.9           379.8
  Provision for income taxes                     128.0            95.4           105.5
                                             -----------------------------------------
  Net income                                 $   313.7       $   250.5       $   274.3
                                             =========================================


Per Share
   Primary                                   $    4.14       $    3.26       $    3.59
   Fully diluted                                  4.11            3.24            3.59




 See notes to consolidated financial statements.




The Progressive Corporation and Subsidiaries

Consolidated Balance Sheets                                                  35
---------------------------

                                                                                                    (millions)


  December 31,                                                                           1996           1995


Assets
  Investments:
   Available-for-sale:
     Fixed maturities, at market (amortized cost: $3,384.1 and $2,729.5)               $3,409.2       $2,772.9
     Equity securities, at market
      Preferred stocks (cost: $333.8 and $379.4)                                          341.6          382.3
      Common stocks (cost: $458.9 and $277.6)                                             540.1          310.0
   Short-term investments, at amortized cost (market: $159.7 and $302.8)                  159.7          302.8
                                                                                       -----------------------
      Total investments                                                                 4,450.6        3,768.0
  Cash                                                                                     15.4           16.2
  Accrued investment income                                                                46.9           39.8
  Premiums receivable, net of allowance for doubtful accounts of $23.2 and $19.2          820.8          649.9
  Reinsurance recoverables                                                                310.0          338.1
  Prepaid reinsurance premiums                                                             85.8           70.5
  Deferred acquisition costs                                                              200.1          181.9
  Income taxes                                                                             62.1           58.3
  Property and equipment, net of accumulated depreciation of $126.7 and $128.7            169.9          159.2
  Other assets                                                                             22.3           70.6
                                                                                       -----------------------
        Total assets                                                                   $6,183.9       $5,352.5
                                                                                       =======================

Liabilities and Shareholders' Equity
  Unearned premiums                                                                    $1,467.3       $1,209.6
  Loss and loss adjustment expense reserves                                             1,800.6        1,610.5
  Policy cancellation reserve                                                              43.3           40.8
  Accounts payable and accrued expenses                                                   420.1          339.9
  Funded debt                                                                             775.7          675.9
                                                                                       -----------------------
      Total liabilities                                                                 4,507.0        3,876.7
                                                                                       -----------------------
  Shareholders' equity:
   Serial Preferred Shares (authorized 20.0) 93/8% Serial Preferred Shares,
     Series A, no par value,
        cumulative, liquidation preference $25.00 per share (issued
        and outstanding: 0 and 3.4)                                                          --           83.6
   Common Shares, $1.00 par value (authorized 200.0, issued 83.1,
      including treasury shares of 11.6 and 11.0)                                          71.5           72.1
   Paid-in capital                                                                        381.8          374.8
   Net unrealized appreciation on investment securities                                    74.0           51.1
   Retained earnings                                                                    1,149.6          894.2
                                                                                       -----------------------
      Total shareholders' equity                                                        1,676.9        1,475.8
                                                                                       -----------------------
        Total liabilities and shareholders' equity                                     $6,183.9       $5,352.5
                                                                                       =======================


 See notes to consolidated financial statements.





The Progressive Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity                    36
----------------------------------------------------------



                                                                               (millions-except per share amounts)


  For the years ended December 31,                                           1996            1995            1994


Preferred Shares, No Par Value
  Balance, Beginning of year                                              $   83.6        $   85.8        $   87.9
   Redemption of shares                                                      (77.9)             --              --
   Treasury shares purchased-cost basis                                       (5.7)           (2.2)           (2.1)
                                                                          ----------------------------------------
  Balance, End of year                                                   $      --        $   83.6        $   85.8
                                                                          ----------------------------------------


Common Shares, $1.00 Par Value
  Balance, Beginning of year                                              $   72.1        $   71.2        $   72.1
   Stock options exercised                                                      .4              .9              .2
   Treasury shares purchased                                                  (1.0)             --            (1.1)
                                                                          ----------------------------------------
  Balance, End of year                                                    $   71.5        $   72.1        $   71.2
                                                                          ----------------------------------------


Paid-In Capital
  Balance, Beginning of year                                              $  374.8        $  357.1        $  357.6
   Stock options exercised                                                     6.5             9.2             2.5
   Tax benefits on stock options exercised                                     5.9             8.5             2.4
   Treasury shares purchased                                                  (5.4)             --            (5.4)
                                                                          ----------------------------------------
  Balance, End of year                                                    $  381.8        $  374.8        $  357.1
                                                                          ----------------------------------------


Net Unrealized Appreciation (Depreciation) On Investment Securities
  Balance, Beginning of year                                              $   51.1        $  (30.7)       $   33.5
   Change in net unrealized appreciation (depreciation)                       22.9            81.8           (64.2)
                                                                          ----------------------------------------
  Balance, End of year                                                    $   74.0        $   51.1        $  (30.7)
                                                                          ----------------------------------------

Retained Earnings
  Balance, Beginning of year                                              $  894.2        $  668.5        $  446.8
   Net income                                                                313.7           250.5           274.3
   Cash dividends on Preferred Shares (9 3/8% annually)                       (3.2)           (8.3)           (8.5)
   Cash dividends on Common Shares ($.23, $.22
      and $.21 per share)                                                    (16.4)          (15.8)          (14.9)
   Treasury shares purchased: Common Shares                                  (35.5)             --           (27.5)
                              Preferred Shares                                 (.3)            (.1)            (.2)
   Preferred Shares redeemed                                                  (2.9)             --              --
   Other, net                                                                   --             (.6)           (1.5)
                                                                          ----------------------------------------
  Balance, End of year                                                    $1,149.6        $  894.2        $  668.5
                                                                          ----------------------------------------

Total Shareholders' Equity                                                $1,676.9        $1,475.8        $1,151.9
                                                                          ========================================


 On May 31, 1996, the Company redeemed, at its option, all of the remaining 9 3/8% Serial Preferred Shares, Series A, at a cost of $25 per share, plus accrued and unpaid dividends through the redemption date.

 There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

 See notes to consolidated financial statements.



The Progressive Corporation and Subsidiaries

Consolidated Statements of Cash Flows                                       37
-------------------------------------



                                                                                              (millions)


  For the years ended December 31,                                 1996            1995            1994


Cash Flows From Operating Activities
  Net income                                                    $  313.7        $  250.5        $  274.3
  Adjustments to reconcile net income to net
     cash provided by operating activities:
   Depreciation and amortization                                    23.8            20.4            19.3
   Net realized gains on security sales                             (7.1)          (46.7)          (23.8)
   Changes in:
     Unearned premiums                                             257.7           172.9           264.7
     Loss and loss adjustment expense reserves                     190.1           176.1            85.8
     Accounts payable and accrued expenses                          50.1            16.5            14.9
     Policy cancellation reserve                                     2.5            (6.5)          (12.8)
     Prepaid reinsurance premiums                                  (15.3)           12.7             1.4
     Reinsurance recoverables                                       28.1            41.6             1.2
     Premiums receivable                                          (170.9)         (107.5)         (161.8)
     Deferred acquisition costs                                    (18.2)          (20.3)          (37.0)
     Income taxes                                                  (16.3)             .6             9.9
     Other, net                                                     14.0            20.3            15.2
                                                                ----------------------------------------
      Net cash provided by operating activities                    652.2           530.6           451.3
                                                                ----------------------------------------


Cash Flows From Investing Activities
  Purchases:
   Held-to-maturity: fixed maturities                                 --             (.2)          (89.6)
   Available-for-sale: fixed maturities                         (4,447.2)       (2,575.5)       (1,463.1)
                   equity securities                              (725.3)         (763.1)         (350.2)
  Sales:
   Available-for-sale: fixed maturities                          3,306.3         1,744.9           731.6
                       equity securities                           537.7           593.6           298.3
  Maturities, paydowns, calls and other:
   Held-to-maturity: fixed maturities                                 --            87.1            58.6
   Available-for-sale: fixed maturities                            465.7           497.2           354.5
                       equity securities                            62.5            10.4            17.7
  Net (purchases) sales of short-term investments                  143.1           (23.7)          (48.3)
 (Receivable) payable on securities                                 76.3           (52.0)          (41.3)
  Purchases of property and equipment                              (35.8)          (38.3)          (58.2)
                                                                ----------------------------------------
      Net cash used in investing activities                       (616.7)         (519.6)         (590.0)
                                                                ----------------------------------------



Cash Flows From Financing Activities
  Proceeds from exercise of stock options                            6.9            10.1             2.7
  Tax benefits from exercise of stock options                        5.9             8.5             2.4
  Redemption of Preferred Shares                                   (80.8)             --              --
  Proceeds from funded debt                                         99.6              --           198.4
  Payments of funded debt                                            (.4)            (.4)            (.4)
  Dividends paid to shareholders                                   (19.6)          (24.1)          (23.4)
  Acquisition of treasury shares                                   (47.9)           (2.3)          (36.3)
                                                                ----------------------------------------
      Net cash provided by (used in) financing activities          (36.3)           (8.2)          143.4
                                                                ----------------------------------------
  Increase (decrease) in cash                                        (.8)            2.8             4.7
  Cash, Beginning of year                                           16.2            13.4             8.7
                                                                ----------------------------------------
  Cash, End of year                                             $   15.4        $   16.2        $   13.4
                                                                ========================================




 See notes to consolidated financial statements.





The Progressive Corporation and Subsidiaries

Notes to Consolidated Financial Statements                                   38
------------------------------------------



December 31, 1996, 1995 and 1994


1. Reporting and Accounting Policies


Nature of Operations The Progressive Corporation, an insurance holding company formed in 1965, owns 64 subsidiaries and has one mutual insurance company affiliate. The companies provide personal automobile insurance and other specialty property-casualty insurance and related services sold primarily through independent insurance agents in the United States and Canada.

Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries and affiliate (the Company). All of the subsidiaries and the affiliate are wholly owned or controlled. All significant intercompany accounts and transactions are eliminated in consolidation. The parent company's investments in subsidiaries exceeded their underlying book value at dates of acquisition by $7.0 million, of which $1.6 million remains.

Investments Held-to-maturity: fixed-maturity securities are securities which the Company has the positive intent and ability to hold to maturity. The Company had no held-to-maturity securities at December 31, 1996 and 1995. In November 1995, the Financial Accounting Standards Board (FASB) issued a Special Report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In accordance with the implementation guidance, the Company reclassified its held-to-maturity securities to available-for-sale and marked the securities to market.

  Available-for-sale: fixed-maturity securities are securities held for indefinite periods of time or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs or similar economic factors. These securities are carried at market value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reflected in shareholders' equity. The asset-backed portfolio is accounted for under the retrospective method; prepayment assumptions are based on market expectations.

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

  Derivatives, as defined by Statement of Financial Accounting Standards (SFAS) 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments," include futures, options, short positions, forward positions, foreign currency forwards and interest rate swap agreements, and are carried in the appropriate available-for-sale portfolio based on the nature of the instrument. Those instruments held or issued for purposes other than trading are carried at market value; changes in value of futures, options, foreign currency forwards and short positions are recorded to income in the current period, and changes in the value of forward positions and interest rate swaps are reflected in shareholders' equity as unrealized appreciation or depreciation, net of deferred income taxes. At disposition, changes in value of forward positions and interest rate swap agreements are recognized in income as "net realized gains or losses on security sales." Those instruments entered into for the purpose of hedging are carried at market value; changes in value follow the recognition of the asset being hedged. Hedges are evaluated on established criteria to determine the effectiveness of their correlation and ability to reduce risk. Gains or losses on closed hedge positions are recorded as basis adjustments to the cost of the assets hedged and amortized over their expected life. Unamortized amounts are recognized in income at the disposition of the assets hedged. Gains and losses on foreign currency hedges are recognized in income and offset the foreign exchange gains and losses on the underlying transactions.

  Trading securities are securities bought principally for the purpose of selling them in the near term and are reported at market value. Changes in market value are recognized in income in the current period. During the year, the net activity in trading securities was not material to the Company's results of operations, cash flows and financial position. The Company had no trading securities or financial instruments with off-balance-sheet risk held or issued for trading purposes at December 31, 1996 and 1995.

  Short-term investments include eurodollar deposits, commercial paper and other securities maturing within one year and are reported at amortized cost, which approximates market.

  Investment securities are exposed to various risks such as interest rate, market and credit. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect portfolio value. Risk is individually evaluated for all positions, including financial instruments with off-balance-sheet risk.

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

Loss and Loss Adjustment Expense Reserves Loss reserves represent the estimated liability on claims reported to the Company, plus reserves for losses incurred but not yet reported (IBNR). These estimates are reported net of amounts recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims and losses. The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income currently. Such loss and loss adjustment expense reserves could be susceptible to significant change in the near term.

Reinsurance The Company's reinsurance transactions are primarily attributable to premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures-CAIP), for which the Company retains no indemnity risk. (See Note 3-Reinsurance for further discussion). The remaining reinsurance arises from the Company seeking to reduce its loss exposure in its non-auto businesses. Prepaid reinsurance premiums are recognized on a pro rata basis over the period of risk.



 The Progressive Corporation and Subsidiaries

Earnings Per Share Prior to the redemption of the Preferred Shares, net income was reduced by Preferred Share dividends earned during the period and the excess of the fair value over the carrying amount of Preferred Shares repurchased for both the primary and fully diluted earnings per share calculations. Primary and fully diluted earnings per share are computed using the weighted number of Common Shares and equivalents, including stock options, assumed outstanding during the period.

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

Supplemental Cash Flow Information Cash includes only bank demand deposits. The Company paid income taxes of $121.5 million, $75.5 million and $89.8 million in 1996, 1995 and 1994, respectively. Total interest paid was $60.3 million for 1996, $56.6 million for 1995 and $48.3 million for 1994.

  As discussed above, on December 1, 1995, the Company reclassified $248.4 million of its held-to-maturity securities to available-for-sale, recognizing $10.4 million in gross unrealized gains.

Stock Options The Company follows the provisions of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock option activity in the financial statements. The Company granted all options currently outstanding at an exercise price equal to the market price at the date of grant and, therefore, under APB 25, no compensation expense is recorded. The Company follows the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation."

Estimates The Company is required to make estimates and assumptions when preparing its financial statements and accompanying notes in conformity with generally accepted accounting principles (GAAP). Actual results could differ from those estimates.

Reclassifications Certain amounts in the financial statements for prior periods were reclassified to conform with the 1996 presentation.


2. Investments


The components of pretax investment income at December 31 were:

   (millions)                                  1996          1995          1994


Held-to-maturity: fixed maturities           $    --        $ 15.8        $ 18.4
Available-for-sale: fixed maturities           183.9         140.3         103.8
                    equity securities           27.7          23.9          23.2
Short-term investments                          14.2          19.1          13.1
                                              ----------------------------------
   Investment income                           225.8         199.1         158.5
                                              ----------------------------------

Gross realized gains:
  Held-to-maturity: fixed maturities              --            .8           1.1
  Available-for-sale: fixed maturities          23.9          49.0          49.6
                      equity securities         39.7          32.5          23.0
  Short-term investments                          --            .1            --
Gross realized losses:
  Held-to-maturity: fixed maturities              --           (.6)          (.7)
  Available-for-sale: fixed maturities         (29.6)        (22.3)        (40.2)
                      equity securities        (26.9)        (12.8)         (9.0)
                                              ----------------------------------
   Net realized gains on security sales          7.1          46.7          23.8
                                              ----------------------------------
                                              $232.9        $245.8        $182.3
                                              ==================================


Changes in net unrealized gains (losses) on fixed maturities and equity securities were:

   (millions)                                  1996          1995          1994


Unrealized gains (losses):
  Held-to-maturity: fixed maturities          $   --         $(6.2)       $(12.1)
                                              ==================================
  Available-for-sale: fixed maturities        $(18.3)        $86.1        $(73.4)
                      equity securities         53.7          40.0         (25.4)
  Deferred income taxes                        (12.5)        (44.3)         34.6
                                              ----------------------------------
                                              $ 22.9         $81.8        $(64.2)
                                              ==================================

The composition of the investment portfolio at December 31 was:

   (millions)                                                                              Gross           Gross
                                                                                      Unrealized      Unrealized          Market
                                                                          Cost             Gains          Losses           Value
1996
Available-for-sale:
  U.S. government obligations                                        $     830.1     $       1.5     $      (2.5)     $    829.1
  State and local government obligations                                 1,314.7            24.0            (7.4)        1,331.3
  Foreign government obligations                                            48.7             2.4            --              51.1
  Corporate debt securities                                                 48.6             2.2            --              50.8
  Asset-backed securities                                                1,084.3            10.5            (6.5)        1,088.3
  Other debt securities                                                     57.7              .9            --              58.6
                                                                     -----------------------------------------------------------
                                                                         3,384.1            41.5           (16.4)        3,409.2
  Preferred stocks                                                         333.8             8.5             (.7)          341.6
  Common stocks                                                            458.9            92.9           (11.7)          540.1
Short-term investments                                                     159.7            --              --             159.7
                                                                     -----------------------------------------------------------
                                                                     $   4,336.5     $     142.9     $     (28.8)     $  4,450.6
                                                                     ===========================================================
1995
Available-for-sale:
  U.S. government obligations                                        $     676.7     $       9.5     $       (.1)     $    686.1
  State and local government obligations                                 1,186.9            32.6            (7.9)        1,211.6
  Foreign government obligations                                            33.9             1.0            --              34.9
  Corporate debt securities                                                 59.7             1.4            --              61.1
  Asset-backed securities                                                  722.3             8.8            (2.0)          729.1
  Other debt securities                                                     50.0              .8             (.7)           50.1
                                                                     -----------------------------------------------------------
                                                                         2,729.5            54.1           (10.7)        2,772.9
  Preferred stocks                                                         379.4             3.7             (.8)          382.3
  Common stocks                                                            277.6            43.6           (11.2)          310.0
Short-term investments                                                     302.8            --              --             302.8
                                                                     -----------------------------------------------------------
                                                                     $   3,689.3     $     101.4     $     (22.7)     $  3,768.0
                                                                     ===========================================================


The composition of fixed maturities by maturity at December 31, 1996 was:


   (millions)                                                                                                            Market
                                                                                                          Cost            Value


Less than one year                                                                                   $     482.6      $    486.8
One to five years                                                                                        1,903.0         1,915.3
Five to ten years                                                                                          769.2           771.9
Ten years or greater                                                                                       229.3           235.2
                                                                                                     ---------------------------
                                                                                                     $   3,384.1      $  3,409.2
                                                                                                     ===========================


Asset-backed securities are reported based upon their projected cash flows. All other securities which do not have a single maturity date are reported at average maturity.

At December 31, 1996, bonds in the principal amount of $64.0 million were on deposit with various regulatory agencies to meet statutory requirements.

The components of derivative financial instruments were:

   (millions)                         Market Value/Carrying Value  Contract/Notional Value
                                            at December 31,           at December 31,
                                      ---------------------------  -----------------------
                                            1996        1995         1996          1995

Forward and future positions:
  Assets                                  $  (.3)     $   .1        $ 16.5       $  4.6
  Liabilities                                 .8        (3.0)         34.0         54.7
Option positions-assets                       --         (.3)           --         50.0
Foreign currency forward positions:
  Assets                                      .5          .1          62.0         21.2
  Liabilities                                1.0          .4         145.4         97.1
                                          ------------------        -------------------
                                          $  2.0      $ (2.7)       $257.9       $227.6
                                          ==================        ===================

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

  The Company had open investment funding commitments of $13.7 million and $12.7 million as of December 31, 1996 and 1995, respectively. The Company had no uncollateralized lines and letters of credit as of December 31, 1996 or 1995.




3. Reinsurance

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. As of December 31, 1996 and 1995, 52 percent and 69 percent, respectively, of the "prepaid reinsurance premiums" and 68 percent and 70 percent, respectively, of the "reinsurance recoverables" relate to CAIP, for which the Company retains no indemnity risk.

The effect of reinsurance on premiums written and earned as of December 31 is as follows:

   (millions)                             1996                     1995                      1994
                                ----------------------   ------------------------   -------------------------
                                Written        Earned       Written      Earned        Written       Earned


Direct premiums                $  3,638.4  $   3,380.7   $   3,068.9  $   2,895.9   $   2,645.1   $  2,378.4
  Assumed                             3.8          3.8            .1           .1           2.9          4.9
  Ceded                            (200.5)      (185.2)       (156.2)      (168.8)       (190.8)      (192.2)
                               -----------------------   ------------------------   ------------------------
Net premiums                   $  3,441.7  $   3,199.3   $   2,912.8  $   2,727.2   $   2,457.2   $  2,191.1
                               =======================   ========================   ========================


Losses and loss adjustment expenses are net of reinsurance ceded of $117.3 million in 1996, $104.1 million in 1995 and $145.9 million in 1994.



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




5. Income Taxes

The provision for income taxes in the accompanying consolidated statements of income differs from the statutory rate as follows:


   (millions)                                     1996                      1995                     1994
                                          --------------------     -------------------       ---------------


Income before income taxes                $    441.7               $     345.9               $ 379.8
                                          ==========               ===========               =======
Tax at statutory rate                     $    154.6       35%     $     121.1      35%      $ 132.9      35%
Tax effect of:
  Exempt interest income                       (21.1)      (5)           (21.9)     (6)        (24.8)     (6)
  Dividends received deduction                  (7.7)      (2)            (5.7)     (2)         (3.4)     (1)
  Other items, net                               2.2        1              1.9       1            .8      --
                                          --------------------     -------------------       ---------------
                                          $    128.0       29%     $      95.4      28%      $ 105.5      28%
                                          ====================     ===================       ===============


The current portion of the income tax provision was $157.2 million in 1996, $95.2 million in 1995 and $113.0 million in 1994.

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 1996 and 1995, the components of the net deferred tax assets were as follows:

  (millions)                                                       1996            1995


Deferred tax assets:
  Unearned premium reserve                                    $      96.7      $     79.7
  Non-deductible accruals                                            38.8            29.4
  Off-balance-sheet financial instruments                             2.8            --
  Capitalized expenditures                                            8.3             5.2
  Loss reserve discounting                                            7.3            10.5
  Other                                                              10.3             7.4
Deferred tax liabilities:
  Deferred acquisition costs                                        (70.0)          (63.7)
  Unrealized gains                                                  (40.1)          (27.6)
                                                              ---------------------------
Net deferred tax assets                                       $      54.1      $     40.9
                                                              ===========================




The Company is able to demonstrate that the benefit of its deferred tax assets is fully realizable.

Deferred income taxes include noninterest bearing special estimated tax deposits made pursuant to Section 847 of the Internal Revenue Code of $48.7 million and $38.5 million at December 31, 1996 and 1995, respectively.



6. Statutory Financial Information

At December 31, 1996, $167.3 million of consolidated statutory policyholders' surplus represents net admitted assets of the Company's insurance subsidiaries that are required to meet minimum statutory surplus requirements in the subsidiaries' states of domicile. The subsidiaries may be licensed in states, other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance subsidiaries that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the subsidiaries are licensed.

  During 1996, the insurance subsidiaries paid aggregate cash dividends of $125.0 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $216.4 million in 1997 without prior approval from regulatory authorities.

  Statutory policyholders' surplus was $1,292.4 million and $1,055.1 million at December 31, 1996 and 1995, respectively. Statutory net income was $277.9 million, $200.0 million and $230.3 million for the years ended December 31, 1996, 1995 and 1994, respectively.

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



7. Loss and Loss Adjustment Expense Reserves

Activity in the loss and loss adjustment expense reserves, prepared in accordance with GAAP, is summarized as follows:

   (millions)                                                            1996            1995            1994



Balance at January 1                                                $   1,610.5     $   1,434.4      $  1,348.6
  Less reinsurance recoverables on unpaid losses                          296.1           334.2           334.8
                                                                    -------------------------------------------
Net balance at January 1                                                1,314.4         1,100.2         1,013.8
                                                                    -------------------------------------------
Incurred related to:
  Current year                                                          2,341.9         2,000.4         1,539.8
  Prior years                                                            (105.8)          (56.6)         (142.5)
                                                                    -------------------------------------------
   Total incurred                                                       2,236.1         1,943.8         1,397.3
                                                                    -------------------------------------------
Paid related to:
  Current year                                                          1,424.7         1,204.3           893.9
  Prior years                                                             592.9           525.3           417.0
                                                                    -------------------------------------------
   Total paid                                                           2,017.6         1,729.6         1,310.9
                                                                    -------------------------------------------
Net balance at December 31                                              1,532.9         1,314.4         1,100.2
  Plus reinsurance recoverables on unpaid losses                          267.7           296.1           334.2
                                                                    -------------------------------------------
Balance at December 31                                              $   1,800.6     $   1,610.5      $  1,434.4
                                                                    ===========================================

During 1994, based on a review of the adequacy of its total loss reserves, the Company eliminated its $71.0 million "supplemental reserve" ($46.2 million after tax), resulting in a one-time increase in earnings of $.62 per share. The Company historically established case and IBNR reserves by product with the objective of being accurate to within plus or minus 2 percent. Pricing had been based on these estimates of reserves by product. Because the Company desired a very high degree of comfort that aggregate reserves were adequate, aggregate reserves were established near the upper end of the reasonable range of reserves, and the difference between such aggregate reserves and the midpoint of the reasonable range of case and IBNR reserves was called the "supplemental reserve." The Company concluded, after examining its historical aggregate reserves, that the practice of setting aggregate reserves at the upper end of the range of reasonable reserves provided an unnecessarily high level of comfort. At December 31, 1994, even without the high level of comfort provided by the "supplemental reserve," the Company's reserves would have been redundant by approximately 2 percent to 4 percent over the previous 5 years. The Company believes that this change in the estimate of its reserves placed it more in line with the practices of other companies in the industry.

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

  During 1994, the Company settled the dispute arising out of its 1985 acquisition of American Star Insurance Company, over the seller's refusal to pay certain losses on pre-sale business written by American Star. Total reserves on this business, which are mainly for product liability and environmental claims, are $26.4 million, of which $9.4 million is recoverable from reinsurers. The Company will continue to monitor these exposures, adjust the related reserves appropriately as additional information becomes known and disclose any material developments.

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



8. Employee Benefit Plans

Retirement Plans. The Company has a two-tiered Retirement Security Program. The first tier is a defined contribution pension plan covering all employees who meet requirements as to age and length of service. Contributions vary from one percent to five percent of annual eligible compensation up to the Social Security wage base, based on years of eligible service. Prior to January 1, 1994, the defined contribution plan covered only eligible employees hired after December 31, 1988, and was funded at 1.3 percent of annual eligible compensation up to the Social Security wage base. Company contributions were $4.2 million in 1996, $3.6 million in 1995 and $3.2 million in 1994.

  The second tier is a long-term savings plan under which the Company matches, into a Company stock account, amounts contributed to the plan by an employee up to a maximum of three percent of the employee's eligible compensation. Company contributions were $5.8 million in 1996 and $4.4 million in 1995 and 1994.

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


The following table sets forth the defined benefit plan information as of December 31:

   (millions)                                                                             1996            1995            1994


Actuarial present value of benefit obligations:
  Vested benefit obligation                                                          $      18.8     $      19.6      $     13.6
                                                                                     ============================================
  Accumulated benefit obligation                                                     $      18.8     $      19.6      $     13.6
                                                                                     ============================================
  Projected benefit obligation for service rendered to date                          $      18.8     $      19.6      $     13.6
Plan assets at fair value, primarily government and corporate taxable bonds                 17.6            18.1            17.1
                                                                                     --------------------------------------------
Plan assets net of projected benefit obligation                                             (1.2)           (1.5)            3.5
Unrecognized actuarial (gains) losses                                                        1.9             2.2            (3.0)
Required minimum liability                                                                  (1.7)           (2.0)             --
Unrecognized transition asset at January 1, 1987, recognized over 21 years                   (.2)            (.2)            (.3)
                                                                                     --------------------------------------------
Pension asset (liability) recognized in the consolidated balance sheets              $      (1.2)    $      (1.5)     $       .2
                                                                                     ============================================
Net pension cost included the following components:
  Service cost-benefits earned during the period                                     $      --       $        --      $       --
  Interest cost on projected benefit obligation                                              1.4             1.2             1.3
  Actual return on plan assets                                                               (.6)           (2.2)             .1

  Net amortization and deferral                                                              (.8)             .8            (1.6)
                                                                                     --------------------------------------------
  Net periodic pension return                                                        $      --       $       (.2)     $      (.2)
                                                                                     ============================================




The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25 percent for 1996, 7.0 percent for 1995 and 8.0 percent for 1994. The expected long-term rate of return on assets was 8.0 percent for 1996, 1995 and 1994.

Postemployment Benefits. The Company provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits including workers' compensation and, if elected, continuation of health care benefits. The Company's obligations were $1.5 million, $1.7 million and $1.3 million at December 31, 1996, 1995 and 1994, respectively.

Postretirement Benefits. The Company provides postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. The Company recognized its current obligation of $.4 million in 1996, $.3 million in 1995 and $.4 million in 1994. The Company's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future.

Deferred Compensation. In April 1995, the Company's shareholders approved The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan), which permits eligible executives to defer receipt of some or all of their annual bonuses or other incentive awards. These deferred amounts will be invested in one or more investment funds, including Common Shares of the Company, offered under the Deferral Plan. All distributions from the Deferral Plan will be made in cash, except that distributions representing amounts deemed invested in Common Shares will be made in Common Shares. The Company reserved 300,000 Common Shares for issuance under the Deferral Plan. The Company established an irrevocable grantor trust to provide a source of funds to assist the Company in meeting its liabilities under the Deferral Plan. At December 31, 1996 and 1995, the trust held assets of $2.6 million and $.9 million, respectively, of which $.7 million and $.2 million were held in Common Shares, to cover its liabilities.

Incentive Compensation. Plans The Company's 1989 Incentive Plan and 1995 Incentive Plan provide for the granting of stock options and other stock-based awards to key employees of the Company. The 1989 Incentive Plan has 6,500,000 shares authorized and the 1995 Incentive Plan has 5,000,000 shares authorized. All outstanding grants are nonqualified stock options awarded under the 1989 Incentive Plan. Outside of the Incentive Plans, the Company registered 1,425,000 Common Shares relating to nonqualified stock options granted to key employees of the Company. The nonqualified stock options are granted for periods up to ten years, become exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All options granted have an exercise price equal to the market value of the Common Shares on the date of grant.


A summary of all stock option activity during the three years ended December 31, follows:

                                                1996                            1995                           1994
                                      ----------------------------   -----------------------------   ----------------------------
                                                          Weighted                        Weighted                       Weighted
                                      Number of            Average   Number of             Average   Number of            Average
Options Outstanding                      Shares     Exercise Price      Shares      Exercise Price      Shares     Exercise Price


Beginning of year                     4,943,324        $     23.76   5,263,822        $      19.49   4,488,887        $     16.21
  Add (deduct):
  Granted                               852,989              47.52     888,725               38.27   1,156,450              31.06
  Exercised                            (454,348)             14.89    (861,802)              11.54    (198,959)             13.59
  Cancelled                            (232,575)             32.95    (347,421)              26.51    (182,556)             18.65
                                      ----------------------------   -----------------------------   ----------------------------
End of year                           5,109,390        $     28.09   4,943,324        $      23.76   5,263,822        $     19.49
                                      ============================   =============================   ============================
Exercisable, end of year              1,561,428        $     15.75     984,099        $      12.61   1,128,902        $     10.87
                                      ============================   =============================   ============================
Available, end of year                5,672,561                      6,292,975                       1,834,279
                                      =========                      =========                       =========



The following options were outstanding or exercisable as of December 31, 1996:

                                                Options Outstanding                   Options Exercisable
                              --------------------------------------------------  ----------------------------
                                            Weighted Average           Weighted                       Weighted
Range of                      Number of            Remaining            Average   Number of            Average
Exercise Prices                  Shares     Contractual Life     Exercise Price     Shares      Exercise Price


$  9- 20                      2,045,351           4.05 years       $      14.53   1,408,751        $     14.08
  21- 40                      2,181,950           7.09 years              33.00     150,040              30.92
  41- 60                        869,362           8.97 years              47.14       2,637              46.23
  61- 71                         12,727           9.16 years              64.98          --              --
                              ---------                                           ---------
$  9- 71                      5,109,390                                           1,561,428
                              =========                                           =========

During 1996, the Company adopted the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 introduced a fair-value based method of accounting for stock-based compensation. To calculate the fair value of the options awarded, the Company elected to use the Black-Scholes pricing model which produced a value of 41.4 percent for 1996 awards and 42.8 percent for 1995 awards. The following assumptions were used to derive the ratio: a 7-year option term; an annualized volatility rate of .246 for 1996 and
 .275 for 1995; a risk-free rate of return of 6.69 percent for 1996 and 6.53 percent for 1995; and a dividend yield of .5 percent for both years. The Company elected to account for terminations when they occur rather than include an attrition factor into its model.


If compensation cost had been measured based on the fair-value based accounting method under SFAS 123, the following would have been disclosed for December 31:

  (millions-except per share amounts)                     1996            1995


Pro forma
   Net income                                        $     310.3      $    249.1
                                                     ===========================
   Earnings per share
     Primary                                         $      4.09      $    3.24
     Fully diluted                                          4.06           3.22


The effect of applying SFAS 123 in the current year is not representative of the effect on income for future years since each subsequent year will reflect expense for additional years' vesting.

The amounts charged to income for incentive compensation plans, including an executive cash bonus program for key members of management and a gainsharing program for all other employees, were $45.3 million in 1996, $33.9 million in 1995 and $32.0 million in 1994.



9. Contractual Commitments

The Company has operating lease commitments and service agreements with terms greater than one year for equipment, office space and telecommunications services, some with options to renew at the end of the contract periods. The minimum commitments under such noncancelable leases and service contracts at December 31, 1996 are as follows (in millions): 1997- $32.8; 1998-$20.1;
1999-$7.4; 2000-$3.0; 2001-$.6; and thereafter-$0. Total expense incurred by the Company for such purposes for 1996, 1995 and 1994 was $57.5 million, $51.3 million and $42.6 million, respectively.



10. Debt

During 1996, bank borrowings of $10.0 million were outstanding for one day at an annual interest rate of 5.8 percent. Funded debt includes amounts the Company has borrowed and contributed to the capital of its insurance subsidiaries or borrowed for other long-term purposes.

Funded Debt at December 31 consisted of:

  (millions)                                              1996            1995


7.30% Notes                                          $      99.6      $       --
6.60% Notes                                                198.8           198.7
7% Notes                                                   148.3           148.3
8 3/4% Notes                                                29.5            29.2
10% Notes                                                  149.6           149.5
10 1/8% Subordinated Notes                                 149.5           149.4
Other funded debt                                             .4              .8
                                                     ---------------------------
                                                     $     775.7      $    675.9
                                                     ===========================

In May 1990, the Company entered into a revolving credit arrangement with National City Bank, which is reviewed by the bank annually. Under this agreement, the Company had the right to borrow up to $50.0 million. In February 1994, the Company reduced this revolving credit arrangement to $20.0 million. By selecting from available credit options, the Company may elect to pay interest at rates related to the London interbank offered rate, the bank's base rate or at a money market rate. A commitment fee is payable on any unused portion of the committed amount at the rate of .125 percent per annum. The Company had no borrowings under this arrangement at December 31, 1996 or 1995.

  In May 1996, the Company sold $100.0 million of noncallable 7.30% Notes due 2006 with interest payable semiannually. The fair value of these Notes was $101.7 million at December 31, 1996.

  In January 1994, the Company sold $200.0 million of noncallable 6.60% Notes due 2004 with interest payable semiannually. The fair value of these Notes was $197.1 million and $203.6 million at December 31, 1996 and 1995, respectively. In October 1993, the Company sold $150.0 million of noncallable 7% Notes due 2013 with interest payable semiannually. The fair value of these Notes was $144.3 million and $156.6 million at December 31, 1996 and 1995, respectively.

  In May 1989, the Company issued $30.0 million of noncallable 83/4% Notes due 1999 with interest payable semiannually. The fair value of these Notes was $31.6 million and $32.7 million at December 31, 1996 and 1995, respectively.

  In December 1988, the Company sold $150.0 million of 10% Notes due 2000 and $150.0 million of 101/8% Subordinated Notes due 2000. All such Notes are noncallable with interest payable semiannually on both issues. The fair values of the 10% Notes and 101/8% Subordinated Notes were $167.8 million and $168.4 million, respectively, at December 31, 1996, and $175.9 million and $176.1 million, respectively, at December 31, 1995.

  As of December 31, 1996, the Company was in compliance with its debt covenants.

  Aggregate principal payments on funded debt outstanding at December
31, 1996, are $.3 million for 1997, $.1 million for 1998, $30.0 million for 1999, $300.0 million for 2000, $0 for 2001, and $450.0 million thereafter.


11. Segment Information

The operating segments of the Company are classified into Insurance and Service. Expense allocations are based on assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets to segments.

For the years ended December 31,                        1996                      1995                     1994
                                             ------------------------    ---------------------   ---------------------
                                                              Pretax                    Pretax                  Pretax
   (millions)                                  Revenues Profit (Loss)    Revenues Profit (Loss)  Revenues Profit (Loss)

Insurance operations                         $  3,199.3     $   272.1    $ 2,727.2    $  156.6   $  2,191.1   $  251.5
Service operations                                 46.2           4.3         38.9         8.7         41.9       10.0
                                             ------------------------    ---------------------   ---------------------
  Total operations                              3,245.5         276.4      2,766.1       165.3      2,233.0      261.5
Total investment income                           232.9         232.9        245.8       245.8        182.3      182.3
Interest expense and other costs                   --           (67.6)        --         (65.2)        --        (64.0)
                                             ------------------------    ---------------------   ---------------------
                                             $  3,478.4     $   441.7    $ 3,011.9    $  345.9   $  2,415.3   $  379.8
                                             ========================    =====================   =====================



12. Fair Value of Financial Instruments

Information about specific valuation techniques and related fair value detail is provided in Note 1-Reporting and Accounting Policies, Note 2-Investments and
Note 10-Debt. Pursuant to SFAS 119, the cost and market value of the financial instruments as of December 31 are summarized as follows:

   (millions)                                                        1996                      1995
                                                           ----------------------    --------------------
                                                                          Market                   Market
                                                              Cost        Value          Cost      Value

Investments:
  Available-for-sale: fixed maturities                     $ 3,384.1    $ 3,409.2    $ 2,729.5   $ 2,772.9
                  preferred stocks                             333.8       341.6         379.4       382.3
                  common stocks                                458.9       540.1         277.6       310.0
  Short-term investments                                       159.7       159.7         302.8       302.8
Funded debt                                                   (775.7)     (811.3)       (675.9)     (745.7)




13. Pending Acquisitions

In November 1996, the Company signed a definitive agreement to acquire all of Midland Financial Group, Inc.'s outstanding stock; the transaction is subject to approval by Midland's shareholders and other customary conditions. In addition, in January 1997, the Company signed a letter of intent under which it is contemplated that it would purchase approximately 42% of the outstanding voting stock of Danielson Holding Corporation. See Management's Discussion and Analysis for further discussion on these pending acquisitions.

Management's Discussion and Analysis of Financial Condition and Results of   47
--------------------------------------------------------------------------
Operations
----------



The consolidated financial statements and the related notes on pages 34 through 46, together with the supplemental information on pages 50 through 55, should be read in conjunction with the following discussion of the consolidated financial condition and results of operations.

Financial Condition. The Progressive Corporation is a holding company and does not have any revenue producing operations of its own. It receives cash through borrowings, equity sales, subsidiary dividends and other transactions, and may use the proceeds to contribute to the capital of its insurance subsidiaries in order to support premium growth, to repurchase its Common Shares and other outstanding securities, to redeem its outstanding securities and for other business purposes. During 1996, the Company repurchased 1.0 million of its Common Shares at a total cost of $41.9 million (average cost of $41.73 per share), .2 million of its 9 3/8% Serial Preferred Shares, Series A, at a total cost of $6.0 million (average cost of $25.60 per share) and redeemed the remaining Preferred Shares at a total cost of $82.1 million, including accrued and unpaid dividends through the redemption date.

  During the three-year period ended December 31, 1996, the Company repurchased
2.1 million Common Shares at a total cost of $75.9 million (average cost of $36.42 per share) and .4 million of its 9 3/8% Serial Preferred Shares, Series A, at a total cost of $10.6 million (average cost $25.69 per share). The Company also sold $300.0 million of Notes. During the same period, The Progressive Corporation received $178.2 million from its insurance subsidiaries, net of capital contributions made to these subsidiaries. The regulatory restrictions on subsidiary dividends are described in Note 6 to the financial statements.

  The Company has substantial capital resources and is unaware of any trends, events or circumstances that are reasonably likely to affect its capital resources in a material way. The Company also has available a $20.0 million revolving credit agreement. Given its 32% debt to equity ratio, the Company believes it has sufficient borrowing capacity and other capital resources to support current and anticipated growth.

  The Company's insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. For the three years ended December 31, 1996, operations generated a positive cash flow of $1,634.1 million, and cash flow is expected to be positive in both the short-term and reasonably foreseeable future. The Company's substantial investment portfolio is highly liquid, consisting almost entirely of readily marketable securities.

  In November 1996, the Company signed a definitive agreement to acquire all of Midland Financial Group, Inc.'s outstanding stock (approximately 5.5 million shares) for a total cost of $49.5 million, or $9 per share, in cash. Midland underwrites and markets nonstandard private passenger automobile insurance through approximately 8,500 independent agents across 20 states, primarily in the southern and western United States. During 1996, Midland wrote $116.6 million of net premiums written. The Company expects the transaction to be completed during the first quarter 1997, subject to approval by Midland's shareholders and other customary conditions, and will be funded with cash generated by operating cash flows or investments.

  In January 1997, the Company signed a letter of intent under which it is contemplated that it will purchase approximately 11 million newly-issued shares (42% of the outstanding voting stock) of Danielson Holding Corporation for consideration having a total value of approximately $73 million, or $6.60 per share. Danielson is engaged, through its subsidiaries, in insurance services, primarily writing private and commercial nonstandard insurance in California and workers' compensation insurance in California and certain other western states. During 1996, Danielson's insurance subsidiaries wrote $36.1 million of net premiums written. The proposed transaction is subject to, among other things, additional due diligence by the parties and the execution of mutually satisfactory documentation. If the transaction proceeds, a definitive agreement is expected to be signed in the first quarter 1997 and will be subject to approval of Danielson's shareholders and regulatory authorities.

  The Company does not expect any material changes in its cash requirements and is not aware of any trends, events or uncertainties that are reasonably likely to have a material effect on its liquidity.

  In January 1996, the Company began converting its computer systems to be year 2000 compliant (e.g. to recognize the difference between '99 and '00 as one year instead of negative 99 years). Approximately 40% of the Company's systems are now compliant, with all systems expected to be compliant by the end of 1998. The total cost of the project is estimated to be $4.3 million and is being funded through operating cash flows. The Company is expensing all costs associated with these system changes. As of December 31, 1996, $1.6 million has been expensed.

  Total capital expenditures for the three years ended December 31, 1996, aggregated $132.3 million.

Investments. The Company invests in fixed-maturity, equity and short-term securities. The Company's investment strategy recognizes its need to maintain capital adequate to support its insurance operations and commitment to risk adverse investment policies. Therefore, the Company evaluates the risk/reward trade-offs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity of the investment portfolio. The majority of the portfolio is invested in high-grade, fixed-maturity securities, of which short- and intermediate-term securities represented $3,275.6 million, or 73.6%, in 1996, and $2,876.2 million, or 76.4%, in 1995. Long-term investment-grade securities were $187.5 million, or 4.2%, in 1996, and $191.9 million, or 5.1%, in 1995. Non-investment-grade fixed-maturity securities were $105.8 million, or 2.4%, in 1996, and $7.6 million, or .2%, in 1995 and offer the Company high returns and added diversification without a significant adverse effect on the stability and quality of the investment portfolio as a whole. Non-investment-grade securities may involve greater risks often related to creditworthiness, solvency and relative liquidity of the secondary trading market. The duration of the fixed-income portfolio was 3.2 years at December 31, 1996.

  A relatively small portion of the investment portfolio was invested in marketable equity securities providing risk/reward balance and diversification. Common stocks represented $540.1 million, or 12.1%, in 1996, and $310.0 million, or 8.2%, in 1995. The increase in common stocks reflects the Company's objective of increasing its position in common stock investments to approximately 15% of the entire portfolio and to optimize value and further diversify the portfolio through foreign equity investments. The foreign equity portfolio, which may utilize stock index futures and foreign currency forwards, comprised $149.5 million of the common stock portfolio at December 31, 1996, and $46.4 million at December 31, 1995. The remainder of the




The Progressive Corporation and Subsidiaries equity portfolio of $341.6 million, or 7.7%, in 1996, and $382.3 million, or 10.1%, in 1995, was comprised of over 94% of fixed-rate preferred stocks with mechanisms that may provide an opportunity to liquidate at par.

  As of December 31, 1996, the Company's portfolio had $114.1 million in unrealized gains, compared to $78.7 million in 1995, resulting from increased stock prices as the S&P 500 index rose from 615.9 to 740.7 during the year. The weighted average fully taxable equivalent book yield of the portfolio was 6.7%, 6.9% and 6.7% for the years ended December 31, 1996, 1995 and 1994, respectively.

  As of December 31, 1996, the Company held $1,088.3 million of asset-backed securities which represented 24.5% of the total investment portfolio. The portfolio included collateralized mortgage obligations (CMOs) and commercial mortgage-backed obligations (CMBs) totaling $303.0 million and $480.2 million, respectively. As of December 31, 1996, the CMO portfolio included sequential bonds representing 88.8% of the CMO portfolio ($269.0 million) with an average life of 2.9 years, and planned amortization class bonds representing 11.2% of the CMO portfolio ($34.0 million) with an average life of 1.4 years. The CMO portfolio had a weighted average Moody's or Standard & Poor's rating of AAA. At December 31, 1996, the CMB portfolio had an average life of 5.4 years and a weighted average Moody's or Standard & Poor's rating of AA-. The CMB portfolio included $122.7 million of CMB interest-only certificates, which had an average life of 5.1 years and a weighted average Moody's or S&P's rating of AAA at December 31, 1996. At December 31, 1996, the CMO and CMB portfolios had unrealized gains of $1.7 million and $2.1 million, respectively. The single largest unrealized loss in any individual CMO and CMB security was $.3 million and $.8 million, respectively, at December 31, 1996. Both the CMO and CMB portfolios are highly liquid with readily available quotes and contain no residual interests. The remainder of the asset-backed portfolio is invested primarily in auto loan and other asset-backed securities.

  Investments in the Company's portfolio have varying degrees of risk. The primary market risk exposure to the fixed-income portfolio is interest rate risk, which is limited by Company restrictions as to the acceptable range of duration. Equity securities generally have greater risks than the non-equity portion of the portfolio since these securities are subordinate to rights of debt holders and other creditors of the issuer and are subject to the volatility of the equity markets. In addition, the foreign equity portfolio is exposed to foreign currency exchange risk, which is reduced by an active hedging policy. The Company regularly evaluates individual holdings for evidence of impairment. Changes in market value are evaluated to determine the extent to which such changes are attributable to: (i) interest rates, (ii) market-related factors other than interest rates and (iii) financial conditions, business prospects and other fundamental factors specific to the issuer. Declines attributable to issuer fundamentals are reviewed in further detail. Available evidence is considered to estimate the realizable value of the investment. When a security in the Company's investment portfolio has a decline in market value which is other than temporary, the Company is required by GAAP to reduce the carrying value of such security to its net realizable value.

  Financial instruments with off-balance-sheet risk are used to manage the risks and enhance the yields of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio or hedged securities. Net cash requirements are limited to changes in market values which may vary based upon changes in interest rates and other factors. Exposure to credit risk is limited to the carrying value; collateral is not required to support the credit risk. During 1995, the Company added a government bond trading portfolio to benefit from short-term market rate opportunities. The Company has stringent restrictions on the amount of open positions in the trading portfolio limiting its exposure to acceptable levels. At December 31, 1996 and 1995, there were no trading securities or off-balance-sheet trading positions.

Results of Operations. Operating income, which excludes net realized gains and losses from security sales and one-time items, was $309.1 million, or $4.08 per share, in 1996, $220.1 million, or $2.84 per share, in 1995 and $212.7 million, or $2.76 per share, in 1994. The GAAP combined ratio was 91.5 in 1996, 94.3 in 1995 and 91.7 (88.5 including the elimination of the "supplemental reserve" discussed below) in 1994.

  Direct premiums written increased 19% to $3,638.4 million in 1996, compared to $3,068.9 million in 1995 and $2,645.1 million in 1994. Net premiums written increased 18% to $3,441.7 million, compared to $2,912.8 million in 1995 and $2,457.2 million in 1994. The difference between direct and net premiums written is largely attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures (CAIP), for which the Company retains no indemnity risk, of $99.5 million in 1996, $105.4 million in 1995 and $115.4 million in 1994. The Company provided policy and claim processing services to 27 state CAIPs in 1996, compared to 28 in 1995 and 1994. Premiums earned, which are a function of the amount of premiums written in the current and prior periods, increased 17% in 1996, compared to 24% in 1995 and 31% in 1994.

  The Company's Core business units' net premiums written grew 19%, 21% and 38% in 1996, 1995 and 1994, respectively, primarily driven by an increase in unit sales. In 1996, the Company raised rates an average of 2.5%, compared 6.5% in 1995 and no rate changes in 1994. The Company continues to write standard and preferred auto risks which represented between 10% and 15% of total Core business volume. To encourage writing more standard and preferred risks and to improve customer retention, the Company adjusted the contingent cash incentive compensation program for 1997 to credit its conservative estimates of the increase in value created by adding new customers. The Company believes that growing the numbers of policyholders, particularly standard and preferred risks with their higher retention rates, builds intrinsic value because renewals are more profitable than first year business. The drive to add customers faster will result in more spending to promote our brand and to develop more claim adjusters and customer service representatives. These costs, along with expected losses on first year business, are likely to bring profit margins more in line with the Company's objective of achieving a 4% underwriting profit margin over the entire retention period of an insured. In 1996, the Core business units generated an underwriting profit margin of 8%, compared to 5% in 1995 and 7% in 1994.

  Claim costs, the Company's most significant expense, represent actual payments made and changes in estimated future payments to be made to or on behalf of its policyholders, including expenses required to settle claims and losses. These costs include a loss estimate for future assignments and assessments, based on current business, under state-mandated involuntary automobile programs. Claims costs are influenced by inflation and loss severity and frequency, the impact of which is mitigated by adequate pricing. Increases in the rate of inflation increase loss payments, which are made after premiums are collected. Accordingly, anticipated rates of inflation are taken into account when the Company establishes premium rates and loss reserves. Claim costs, expressed as a percentage of premiums earned, were 70% in 1996, compared to 71% in 1995 and 67% (excluding the elimination of the "supplemental reserve") in 1994.

  During 1994, based on a review of the adequacy of its total loss reserves, the Company eliminated its $71.0 million "supplemental reserve," resulting in a one-time increase in earnings of $.62 per share, a 3.2 point increase in the underwriting profit margin and a $46.2 million increase in capital. The Company historically established case and IBNR reserves by product with the objective of being accurate to within plus or minus 2%. Pricing had been based on these estimates of reserves by product. Because the Company desired a very high degree of comfort that aggregate reserves were adequate, aggregate reserves were established near the upper end of the reasonable range of reserves, and the difference between such aggregate reserves and the midpoint of the reasonable range of case and IBNR reserves was called the "supplemental reserve." The Company concluded, after examining its historical aggregate reserves, that the practice of setting aggregate reserves at the upper end of the range of reasonable reserves provided an unnecessarily high level of comfort. At December 31, 1994, even without the high level of comfort provided by the "supplemental reserve," the Company's reserves would have been redundant by approximately 2% to 4% over the previous 5 years. The Company believes that this change in the estimate of its reserves placed it more in line with the practices of other companies in the industry.

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

  During 1994, the Company settled the dispute, arising out of its 1985 acquisition of American Star Insurance Company (since renamed National Continental Insurance Company) over the seller's refusal to pay certain losses on pre-sale business written by American Star. Under the settlement, National Continental received $10.1 million from the seller and agreed to be solely responsible for the next $20 million of gross losses. The seller will thereafter be responsible for half the losses, net of reinsurance, if it achieves certain minimum net worth requirements. In addition to the $10.1 million, National Continental will be entitled to the proceeds of various treaty and facultative reinsurance policies that had been purchased by American Star. National Continental has established reserves for these exposures, which are mainly for product liability and environmental claims, in amounts it believes to be adequate based on information currently available to it, including a study by independent actuaries for the seller. Total reserves on this business are $26.4 million, of which $9.4 million is recoverable from reinsurers. The Company will continue to monitor these exposures, adjust the related reserves appropriately as additional information becomes known and disclose any material developments.

  Policy acquisition and other underwriting expenses as a percentage of premiums earned were 22% in 1996, compared to 23% in 1995 and 25% in 1994.

  Service businesses generated a pretax operating profit of $4.3 million in 1996, compared to $8.7 million in 1995 and $10.0 million in 1994. The decrease in operating profit is partially attributable to new businesses entered into during 1996.

  Recurring investment income (interest and dividends) increased 13% to $225.8 million in 1996, compared to $199.1 million in 1995 and $158.5 million in 1994, primarily due to an increase in the average investment portfolio. Net realized gains on security sales were $7.1 million in 1996, $46.7 million in 1995 and $23.8 million in 1994.



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS ANNUAL REPORT ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, INCLUDING ACCEPTANCE OF THE PRODUCTS, PRICING COMPETITION, MARKET CONDITIONS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC REPORTS. THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THE INFORMATION IN THIS ANNUAL REPORT.

Ten Year Summary-Financial Highlights                                      50
-------------------------------------


not covered by report of independent accountants



                                                (millions-except per share amounts and number of people employed)


                                                                                         1996            1995


Insurance Companies Selected Financial Information
   and Operating Statistics-Statutory Basis
  Reserves:
   Loss and loss adjustment expense(1)                                             $    1,532.9     $   1,314.4
   Unearned premiums                                                                    1,382.9         1,140.4
  Policyholders' surplus(1)                                                             1,292.4         1,055.1
  Ratios:
   Net premiums written to policyholders' surplus                                           2.7             2.8
   Loss and loss adjustment expense reserves to policyholders' surplus                      1.2             1.2
   Loss and loss adjustment expense                                                        70.2            71.6
   Underwriting expense                                                                    19.8            21.4
                                                                                   ----------------------------
   Statutory combined ratio                                                                90.0            93.0


Selected Consolidated Financial Information-GAAP Basis
  Total revenues                                                                   $    3,478.4     $   3,011.9
  Total assets                                                                          6,183.9         5,352.5
  Total shareholders' equity(2)                                                         1,676.9         1,475.8
  Common Shares outstanding                                                                71.5            72.1
  Common Share price
   High                                                                            $     72 1/4     $    49 1/2
   Low                                                                                   40 3/8          34 3/4
   Close(3)                                                                              67 3/8          48 7/8
  Market capitalization                                                            $    4,817.3     $   3,523.9
  Book value per Common Share(2)                                                   $      23.45     $     19.31
  Return on average shareholders' equity(4)                                                20.5%           19.6%
  Funded debt outstanding                                                          $      775.7     $     675.9
  Ratio of funded debt to capital                                                            32%             31%
  GAAP underwriting margin(2)                                                               8.5             5.7
  Number of people employed                                                               9,557           8,025

(1) During 1994, the Company began accruing salvage and subrogation recoverables.

(2) In 1994, the $71.0 million "supplemental reserve" was eliminated, increasing book value per share $.65, underwriting profit margin 3.2% and shareholders' equity $46.2 million. See Management's Discussion and Analysis for further discussion.

(3) Represents the closing price at December 31.

(4) Net income minus preferred share dividends / average common shareholders' equity.

All share and per share amounts were adjusted for stock splits.



The Progressive Corporation and Subsidiaries

       1994             1993             1992             1991             1990             1989            1988            1987





  $   1,100.2      $   1,053.7     $      994.7     $      901.7     $      827.4     $      787.7     $     685.5      $    496.1
        954.8            688.9            538.5            513.6            474.1            467.6           505.0           446.8
        945.1            701.9            658.3            676.7            636.7            578.1           495.0           452.0

          2.6              2.6              2.2              2.0              1.9              2.0             2.6             2.5
          1.2              1.5              1.5              1.3              1.3              1.4             1.4             1.1
         64.2             62.6             68.3             65.7             62.1             65.9            62.9            58.3
         22.4             25.4             29.8             33.5             31.1             31.4            33.2            35.8
----------------------------------------------------------------------------------------------------------------------------------
         86.6             88.0             98.1             99.2             93.2             97.3            96.1            94.1



  $   2,415.3      $   1,954.8     $    1,738.9     $    1,493.1      $   1,376.2     $    1,392.7     $   1,355.8      $  1,066.2
      4,675.1          4,011.3          3,440.9          3,317.2          2,912.4          2,643.7         2,316.3         1,782.5
      1,151.9            997.9            629.0            465.7            408.5            435.2           417.2           395.0
         71.2             72.1             67.1             63.3             69.3             76.2            80.7            86.1

  $    40 1/2      $    46 1/8      $    29 3/8     $     20 5/8      $    18 3/4     $     14 1/2     $    10 3/4      $   11 7/8
       27 3/4           26 5/8           14 3/4           15               11                7 1/2           7 1/4           8 1/2
       35               40 1/2           29 1/8           18               17 1/8           12 7/8           7 5/8          10 1/8
  $   2,492.0      $   2,920.1      $   1,954.3     $    1,139.4      $   1,186.8     $      981.1     $     615.3      $    871.8
  $     14.97      $     12.62      $      7.94     $       5.83      $      5.89     $       5.71     $      5.17      $     4.59
         27.4%            36.0%            34.7%             6.7%            21.5%            17.4%           25.9%           24.7%
  $     675.6      $     477.1      $     568.5     $      644.0      $     644.4     $      645.9     $     479.2      $    216.9
           37%              32%              47%              58%              61%              60%             53%             35%
         11.5             10.7              3.5             (3.7)             1.0             (1.2)            2.9             5.6
        7,544            6,101            5,591            6,918            6,370            6,049           5,854           5,879

Ten Year Summary-GAAP Consolidated Operating Results                         52


not covered by report of independent accountants



                                                             (millions-except per share amounts)

                                                                     1996            1995


Direct premiums written:
  Personal lines                                                $  3,165.4        $  2,644.6
  Commercial lines                                                   473.0             424.3
                                                                ----------------------------
Total direct premiums written                                      3,638.4           3,068.9
  Reinsurance assumed                                                  3.8                .1
  Reinsurance ceded                                                 (200.5)           (156.2)
                                                                ----------------------------
Net premiums written                                               3,441.7           2,912.8
  Net change in unearned premiums reserve1                          (242.4)           (185.6)
                                                                ----------------------------
Premiums earned                                                    3,199.3           2,727.2
                                                                ----------------------------
Expenses:
  Losses and loss adjustment expenses2                             2,236.1           1,943.8
  Policy acquisition costs                                           482.6             459.6
  Other underwriting expenses                                        208.5             167.2
                                                                ----------------------------
Total underwriting expenses                                        2,927.2           2,570.6
                                                                ----------------------------
Underwriting profit (loss) before taxes                              272.1             156.6
Provision (benefit) for income taxes                                  95.2              54.8
                                                                ----------------------------
Underwriting profit (loss) after taxes                               176.9             101.8
Service operations profit (loss) after taxes                           2.8               5.6
                                                                ----------------------------
                                                                     179.7             107.4
Investment income after taxes                                        175.6             156.2
Net realized gains (losses) on security sales after taxes              4.6              30.4
Interest expense after taxes                                         (40.0)            (37.1)
Proposition 103 reserve reduction after taxes                           --                --
Non-recurring items after taxes                                         --                --
Other expenses after taxes3                                           (6.2)             (6.4)
                                                                ----------------------------
Income before tax adjustments and cumulative
   effect of accounting change                                       313.7             250.5
Tax adjustments4                                                        --                --
Cumulative effect of accounting change5                                 --                --
                                                                ----------------------------
Net income                                                      $    313.7        $    250.5
                                                                ============================
Per share
  Net income2                                                   $     4.11        $     3.24
  Dividends                                                           .230              .220
Average equivalent shares
  Primary                                                             74.2              74.2
  Fully diluted                                                       74.8              74.7


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

 4 1991 reflects a deferred tax asset write-down and 1990 reflects a fresh start tax benefit.

 5 1992 reflects adoption of SFAS 109, "Accounting for Income Taxes," and 1987 reflects adoption of SFAS 96, "Accounting for Income Taxes."

  All share and per share amounts were adjusted for stock splits.


The Progressive Corporation and Subsidiaries

       1994             1993             1992             1991             1990             1989            1988            1987



  $   2,181.7      $   1,548.9     $    1,214.6     $    1,047.4     $      876.0     $      800.1     $     817.0      $    690.2
        463.4            417.5            422.2            489.4            482.8            487.0           521.0           488.0
----------------------------------------------------------------------------------------------------------------------------------
      2,645.1          1,966.4          1,636.8          1,536.8          1,358.8          1,287.1         1,338.0         1,178.2
          2.9              9.2              4.3               .1               .1              7.2             9.4            19.5
       (190.8)          (156.4)          (189.9)          (212.3)          (162.6)          (134.0)          (72.4)          (81.2)
----------------------------------------------------------------------------------------------------------------------------------
      2,457.2          1,819.2          1,451.2          1,324.6          1,196.3          1,160.3         1,275.0         1,116.5
       (266.1)          (150.5)           (25.1)           (37.7)            (5.1)            36.2           (59.6)         (122.1)
----------------------------------------------------------------------------------------------------------------------------------
      2,191.1          1,668.7          1,426.1          1,286.9          1,191.2          1,196.5         1,215.4           994.4
----------------------------------------------------------------------------------------------------------------------------------

      1,397.3          1,028.0            930.9            858.0            762.9            799.3           752.0           571.9
        391.5            311.6            304.1            313.7            292.7            296.7           321.3           292.6
        150.8            151.3            141.5            162.1            123.7            114.9           106.6            74.4
----------------------------------------------------------------------------------------------------------------------------------
      1,939.6          1,490.9          1,376.5          1,333.8          1,179.3          1,210.9         1,179.9           938.9
----------------------------------------------------------------------------------------------------------------------------------
        251.5            177.8             49.6            (46.9)            11.9            (14.4)           35.5            55.5
         88.0             62.2             16.9            (15.9)             4.0             (2.9)           10.0            12.2
----------------------------------------------------------------------------------------------------------------------------------
        163.5            115.6             32.7            (31.0)             7.9            (11.5)           25.5            43.3
          6.5              4.4             (2.8)            (1.4)             2.8              2.5            (1.3)           (1.0)
----------------------------------------------------------------------------------------------------------------------------------
        170.0            120.0             29.9            (32.4)            10.7             (9.0)           24.2            42.3
        131.2            107.1            110.4            121.1            126.4            135.3            91.3            59.3
         15.5             70.1              9.6              4.9             (8.4)             (.4)           12.3            (1.9)
        (35.9)           (25.8)           (29.4)           (31.6)           (32.0)           (32.5)          (10.5)           (6.5)
         --               --               70.0             --               --               --              --              --
         --               (2.6)           (42.6)            --               --               --              --              --
         (6.5)            (1.5)            (8.3)           (14.9)           (13.2)           (15.4)           (9.2)           (3.4)
----------------------------------------------------------------------------------------------------------------------------------

        274.3            267.3            139.6             47.1             83.5             78.0           108.1            89.8
         --               --               --              (14.2)             9.9             --              --              --
         --               --               14.2             --               --               --              --               3.7
----------------------------------------------------------------------------------------------------------------------------------
  $     274.3      $     267.3     $      153.8     $       32.9     $       93.4     $       78.0     $     108.1      $     93.5
==================================================================================================================================

  $      3.59      $      3.58     $       2.05     $        .41     $       1.19     $        .94     $      1.23      $     1.08
         .210             .200             .191             .172             .160             .147            .133            .077

         74.0             71.8             62.3             66.6             72.9             79.8            84.0            86.7
         74.0             72.0             71.9             75.6             82.5             89.1            90.9            86.7

Analysis of Loss and Loss Adjustment Expenses (LAE) Development              54
---------------------------------------------------------------

not covered by report of independent accountants



  (millions)



For the years ended
   December 31,            1986      1987     1988      1989     1990      1991     1992      1993     19943     1995     1996


Loss and LAE
   reserves1              $ 323.8   $ 471.0  $ 651.0   $ 748.6  $ 791.6   $ 861.5  $ 956.4  $1,012.4 $1,098.7  $1,314.4 $1,532.9

Re-estimated
  reserves as of:
  One year later            300.6     446.6    610.3     685.4    748.8     810.0    857.9     869.9  1,042.1   1,208.6
  Two years later           293.6     422.2    573.4     677.9    726.5     771.9    765.5     837.8    991.7
  Three years later         282.8     402.4    581.3     668.6    712.7     718.7    737.4     811.3
  Four years later          274.1     403.9    575.1     667.1    683.7     700.1    725.2
  Five years later          275.6     399.6    578.4     654.7    666.3     695.1
  Six years later           275.8     400.2    582.2     647.1    664.8
  Seven years later         277.5     408.5    574.3     645.7
  Eight years later         285.7     408.1    574.4
  Nine years later          286.7     407.8
  Ten years later           285.7

Cumulative redundancy      $ 38.1    $ 63.2   $ 76.6   $ 102.9  $ 126.8   $ 166.4  $ 231.2   $ 201.1  $ 107.0   $ 105.8

Percentage2                  11.8      13.4     11.8      13.7     16.0      19.3     24.2      19.9      9.7       8.0

  The chart represents the development of the property-casualty loss and LAE reserves for 1986 through 1995. The reserves are re-estimated based on experience as of the end of each succeeding year and are increased or decreased as more information becomes known about the frequency and severity of claims for individual years. The cumulative redundancy represents the aggregate change in the estimates over all prior years.

 1 Represents loss and LAE reserves net of reinsurance recoverables on unpaid losses at the balance sheet date.

 2 Cumulative redundancy / loss and LAE reserves.

 3 In 1994, based on a review of its total loss reserves, the Company eliminated its $71.0 million "supplemental reserve." See Management's Discussion and Analysis for further discussion.



Direct Premiums Written by State
--------------------------------

not covered by report of independent accountants


  (millions)                1996                  1995                  1994                  1993                  1992
                      ------------------    ------------------    ------------------    ------------------    ------------------


Florida               $    467.4   12.9%    $    421.9   13.7%    $    369.9   14.0%    $    265.6   13.5%    $    195.3   11.9%
New York                   358.0    9.8          225.6    7.4          195.2    7.4          170.4    8.7          156.8    9.6
Texas                      349.9    9.6          313.2   10.2          246.4    9.3          146.6    7.4          117.0    7.2
Ohio                       340.8    9.4          284.1    9.3          232.0    8.8          175.9    8.9          140.7    8.6
Georgia                    212.1    5.8          155.1    5.1          129.7    4.9          120.0    6.1          114.6    7.0
Pennsylvania               201.3    5.5          184.9    6.0          161.2    6.1          113.0    5.8           70.1    4.3
California                 171.6    4.7          126.6    4.1          126.8    4.8           80.2    4.1           90.6    5.5
All other                1,537.3   42.3        1,357.5   44.2        1,183.9   44.7          894.7   45.5          751.7   45.9
                      -----------------     -----------------     -----------------     -----------------     -----------------
  Total               $  3,638.4  100.0%    $  3,068.9  100.0%    $  2,645.1  100.0%    $  1,966.4  100.0%    $  1,636.8  100.0%
                      =================     =================     =================     =================     =================



The Progressive Corporation and Subsidiaries

Quarterly Financial and Common Share Data                                   55
-----------------------------------------


not covered by report of independent accountants


  (millions)

                                 Net Income     Operating Income(1)             Stock Price(3)
                             -----------------  -------------------  ----------------------------------
                 Operating              Per                  Per                               Rate of    Dividends
Quarter           Revenues     Total  Share(2)  Total     Share(2)   High-Low         Close   Return(4)  Per Share


   1996
      1           $  741.4   $  63.3  $  .82   $  60.2    $   .78   $51 1/4 - 43 1/2   $ 44 5/8            $  .055
      2              794.9      78.4    1.01      78.5       1.05    48 7/8 - 40 3/8     46 1/4               .055
      3              840.3      80.3    1.08      82.5       1.11    58 1/2 - 43 1/8     57 1/4               .060
      4              868.9      91.7    1.23      87.9       1.18    72 1/4 - 55 3/8     67 3/8               .060
                  --------   ---------------   ------------------   ----------------   -----------------   -------
                  $3,245.5   $ 313.7  $ 4.11   $ 309.1    $  4.08   $72 1/4 - 40 3/8   $ 67 3/8    38.5%   $  .230
                  ========   ===============   ==================   ================   =================   =======

   1995
      1           $  633.6   $  60.7  $  .79   $  50.7    $   .66   $42 1/8 - 34 3/4   $ 40 5/8            $  .055
      2              687.4      60.8     .79      46.4        .60    41 7/8 - 37 1/8     38 3/8               .055
      3              719.0      62.5     .81      59.0        .76    48     - 37 3/4     44 3/4               .055
      4              726.1      66.5     .86      64.0        .83    49 1/2 - 41 1/2     48 7/8               .055
                  --------   ---------------   ------------------   ----------------   -----------------   -------
                  $2,766.1   $ 250.5  $ 3.24   $ 220.1    $  2.84   $49 1/2 - 34 3/4   $ 48 7/8    40.4%   $  .220
                  ========   ===============   ==================   ================   =================   =======

   1994
      1           $  488.2   $  48.1  $  .62   $  49.8    $   .64   $40 1/2 - 27 3/4   $ 29 1/8            $  .050
      2              547.1      60.5     .79      54.7        .71    35 5/8 - 28 1/2     33 1/4               .050
      3              582.3      64.8     .85      57.4        .75    38 7/8 - 33 1/4     35 5/8               .055
      4              615.4     100.95   1.345     50.8        .66    38 3/8 - 32 1/4     35                   .055
                  --------   ---------------   ------------------   ----------------   -----------------   -------
                  $2,233.0   $ 274.35 $ 3.595  $ 212.7    $  2.76   $40 1/2 - 27 3/4   $ 35       (13.1)%  $  .210
                  ========   ===============   ==================   ================   =================   =======

(1)   Represents net income less net realized gains and losses on security sales and one-time items.

(2) Presented on a fully diluted basis. The sum does not equal the total because the average equivalent shares differ in the periods.

(3) Prices as reported on the consolidated transaction reporting system. The Company's Common Shares are listed on the New York Stock Exchange.

(4)   Represents annual appreciation (depreciation) on the Company's Common Shares, including quarterly dividend reinvestment.

(5) In the fourth quarter 1994, the "supplemental reserve" was eliminated, resulting in a one-time increase of $71.0 million before taxes, or $.63 per share for the quarter and $.62 per share for the year. See Management's Discussion and Analysis for further discussion.



The Progressive Corporation and Subsidiaries

Directors and Officers                                                        56
----------------------


 Directors                           Policy Team               Annual Meeting

 Milton N. Allen1,2                  Alan R. Bauer             The Annual Meeting of Shareholders will be held at the
 Director,                           Charles B. Chokel         offices of The Progressive Corporation, 6671 Beta Drive,
 various corporations                Allan W. Ditchfield       Mayfield Village, Ohio 44143 on April 25, 1997, at 10:00 a.m.
                                     W. Thomas Forrester       There were 4,184 shareholders of record on December 31, 1996.
 B. Charles Ames1                    William H. Graves
 Partner,                            Daniel R. Lewis           Principal Office
 Clayton, Dubilier & Rice, Inc.      Peter B. Lewis
(management consulting)              Robert J. McMillan        The principal office of The Progressive Corporation is at
                                     Glenn M. Renwick          6300 Wilson Mills Road, Mayfield Village, Ohio 44143
 Charles A. Davis1                   David M. Schneider
 Limited Partner,                    Tiona M. Thompson         World Wide Web address: http://www.auto-insurance.com
 Goldman Sachs Group L.P.
(investment banking)                                           Toll-free Telephone Numbers
                                     General Managers
 Stephen R. Hardis1,2                                          For assistance after an accident or to report a loss, 24 hours a
 Chairman of the Board               Jeffrey W. Adler          day, 7 days a week, call: 1-800-274-4499
 and Chief Executive Officer,        Mark H. Arnell
 Eaton Corporation                   Jose R. Benitez           For Progressive's smart new way to shop for auto insurance,
(manufacturing)                      Charles C. Boucherle      available 24 hours a day, 7 days a week, call: 1 800 AUTO PRO(R)
                                     Alan D. Brannan           (1-800-288-6776)
 Janet Hill3                         William P. Cadden
 Vice President                      Gerald E. Combs           For 24 Hour Policy Service, call: 1-800-888-7764
 Alexander & Associates, Inc.        John M. Davies
(management consulting) and          Brian C. Domeck           Transfer Agent and Registrar
 President,                          Brian J. Dwyer
 Staubach Alexander Hill, LLC        Steven B. Gellen          If you have questions about a specific stock ownership
(commercial real estate consulting)  James F. Gerstner         account, write or call: Corporate Trust Customer
                                     Meryl S. Golden           Service, National City Bank, 1900 East Ninth Street,
 Peter B. Lewis2                     Michael J. Hanerty        Cleveland, Ohio 44114. Phone: 800-622-6757
 Chairman of the Board, President    Robin A. Harbage
 and Chief Executive Officer         Thomas H. Hollyer         Counsel
                                     Richard A. Hutchinson
 Norman S. Matthews3                 Steven W. Jones           Baker & Hostetler, Cleveland, Ohio
 Consultant,                         Thomas A. King
 formerly President, Federated       Moira A. Lardakis         Common Shares
 Department Stores, Inc.             Robert E. Mathe
(retailing)                          Eric W. Neely             The Progressive Corporation's Common Shares (symbol PGR) are
                                     Mark D. Niehaus           traded on the New York Stock Exchange. Dividends are
 Donald B. Shackelford3              Christopher B. Olie       customarily paid on the last day of each quarter.
 Chairman,                           Karen L. Palmer
 State Savings Bank                  Brian J. Passell          Interim Reporting
(savings and loan)                   Victor Politzi
                                     Michael J. Randall        The Progressive Corporation is no longer distributing quarterly
 Dr. Paul B. Sigler3                 Andrew W. Rogacki         shareholders' reports. To hear the text of the latest earnings
 Professor, Yale University and      Robert J. Rose            release, receive key financial information for the past several
 Investigator,                       David L. Roush            quarters, receive dividend and other information, or request
 Howard Hughes Medical Institute     Michael D. Sieger         copies of public documents, shareholders can call
(medical research and education)     Brian A. Silva            1-800-879-PROG. This toll-free shareholder services line is
                                     David J. Skove            available 24 hours a day, 7 days a week. Such information is also
                                     Julia Clark Sweeney       available from the Company's internet site:
Corporate Officers                   Gregory J. Trapp          http://www.auto-insurance.com
                                     Richard H. Watts
Peter B. Lewis, Chairman,            Jeffrey G. West           Investor Relations
President and                        Robert T. Williams
Chief Executive Officer              David W. Young            Any shareholder wishing to receive public financial
                                                               information on the Company may write or call: The Progressive
David M. Schneider, Secretary                                  Corporation, Investor Relations, 6300 Wilson Mills Road, Box E61,
                                                               Mayfield Village, Ohio 44143.
Charles B. Chokel, Treasurer                                   Phone: 216-446-2851


1 Audit Committee member

2 Executive Committee membe

3 Executive Compensation
  Committee member


Design: Nesnadny + Schwartz, Cleveland + New York + Toronto   Artwork: Rimma
Gerlovina and Valeriy Gerlovin   Printing: Fortran Printing, Cleveland
Printed on Recycled Paper