Form 10-K, Exhibit 13
period 1997-12-31
PROGRESSIVE CORP/OH/
filed 1998-03-27
CIK 80661

                                                                      Exhibit 13


                          Sixtieth Anniversary Edition



                                      TRUE
                                    STORIES



                                    [STAR]




                 The Progressive Corporation Annual Report 1997

1997 Financial Highlights ...............................       4
Vision, Core Values and Objectives ......................       5
Letter to Shareholders ..................................      16
Financial Review ........................................      34
                               words and pictures






Progressive is committed to providing innovative insurance products and services at the lowest possible cost. We respond to consumers 24 hours a day, 7 days a week when, how and where they need us. But don't take our word for it. In this year's annual report we'd like to share with you just a few of the stories of the past year--stories that we believe show how Progressive is meeting customers' needs and changing the face of auto insurance. And to let you in the picture fully, we have commissioned eleven artists to respond visually to each of our narratives. The efforts on paper and canvas of Marty Ackley, Donald Baechler, Linda Burnham, Jody Guralnick, Jane Hammond, David Humphrey, Sean Mellyn, Amy Sillman, Elena Sisto, Megan Williams and Andy Yoder appear in the pages to come and will join Progressive's growing collection of contemporary art.

                                   [ARTWORK]
                                      no. 1


                               a story of success




Our company recently celebrated its 60th year of operations. In 1937, the Progressive insurance organization began business during a difficult but hopeful era. From the start, we have been a forward-looking firm, growing into new markets and pioneering new ways to meet consumers' needs. In 1956, when Progressive Casualty Insurance Company was founded, we became one of the first specialty underwriters of nonstandard auto insurance. In 1965, our success led to the formation of The Progressive Corporation, a holding company whose 86 subsidiaries and 1 mutual insurance company affiliate have since provided a range of personal automobile and other specialty property-casualty insurance and related services throughout the United States and Canada. As we end the year, our market (which includes personal auto insurance in the U.S. and Ontario, along with commercial vehicle insurance) is estimated to consist of $135.4 billion of premiums and Progressive finds itself with a 3.3% share.



                             Donald Baechler, acrylic and collage on paper, 1997

                            1997 Financial Highlights



  (millions-except per share amounts)                                                                 AVERAGE ANNUAL COMPOUNDED
                                                                                                     RATE OF INCREASE (DECREASE)
                                                                                                    ----------------------------
                                                                                                        5-YEAR         10-YEAR
                                                          1997            1996        % CHANGE       1993-1997       1988-1997


FOR THE YEAR
  Direct premiums written                            $   4,825.2     $   3,638.4            33%             24%             15%
  Net premiums written                                   4,665.1         3,441.7            36              26              15
  Net premiums earned                                    4,189.5         3,199.3            31              24              15
  Total revenues                                         4,608.2         3,478.4            32              22              16
  Operating income                                         336.0           309.1             9              21              14
  Net income                                               400.0           313.7            28              21              16
  Per share(1):
   Operating income                                         4.46            4.12             8              21              15
   Net income                                               5.31            4.14            28              21              17
  Underwriting margin(2)                                     6.6%            8.5%                            8               6


AT YEAR-END
  Consolidated shareholders' equity                  $   2,135.9     $   1,676.9            27              28              18
  Common Shares outstanding                                 72.3            71.5             1               2              (2)
  Book value per Common Share                        $      29.54    $      23.45           26              30              20
  Market capitalization                              $   8,667.0     $   4,817.3            80              35              26
  Return on average common shareholders' equity(2)          20.9%           20.5%                           23              23


STOCK PRICE APPRECIATION(3)                                                                  1-YEAR     5-YEAR         10-YEAR
   Progressive                                                                              78.4%           33.3%           29.0%
   S&P 500                                                                                  33.3%           20.2%           18.0%

1 Presented on a diluted basis.

2 The 5- and 10-year amounts represent averages for the period, not rates of increase.

3 Assumes dividend reinvestment.

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

They knew they had found their policyholder when they saw the balloons: "I've had an accident. I'm at a phone booth. I'm late for a party and I'm holding three balloons." Not that they had to look far. Two Progressive representatives were busy organizing a new claim office in the Bronx when the Manhattan office called and asked if they could help a policyholder who had a minor auto accident nearby. They looked out the window and there she was! Now, Progressive has been opening new claim offices across the country to ensure that our Immediate Response(R) claims service is just that--immediate. But even we can't pretend to have located our Bronx office with that degree of foresight. Still, there was something uncanny about the whole situation. We were preparing for a grand opening, our policyholder had the balloons, and our Bronx office responded to its first claim in about 30 seconds. Might make you think that Progressive is a company of destiny.


Sean Mellyn, oil on canvas, 1997
                                                        OF BALLOONS
                                                         AND FATE

                                                            NO. 2
                                                            ---

                                   [ARTWORK]

                                   [ARTWORK]

Until our claim representative Robert Simon arrived on the scene, a Progressive policyholder in Garden City, Kansas was having a bad day. First, some of his cows were missing. Then, when he set off after them, his truck got stuck in a field. Finally, while trying to get unstuck, he inadvertently started a grass fire that almost removed the garden from Garden City. It spread for three miles destroying fields, fences and equipment. How did our claim representative react? Unable to assess the devastation from the ground, he hired a pilot to fly him over the scene, swooped down out of the clouds and determined that the damage wasn't as bad as it seemed. In the end, the claim was settled within the property damage policy limits. Progressive's claim representative Robert Simon may not have saved the day entirely, but he certainly took the edge off.


                                  Jane Hammond, mixed media on rice paper, 1997


                                ABOVE AND BEYOND



                                       NO. 3
                                       ---

--------------------------------------------------------------------------------

                      Financial Objectives and Measurements


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



RETURN ON SHAREHOLDERS' EQUITY

Our most important financial goal is to achieve an after-tax return on shareholders' equity over a five-year period that is at least 15 percentage points greater than the rate of inflation (measured by the Consumer Price Index which was 1.7% in 1997, and averaged 2.6% over the past five years and 3.4% over the past ten years). Return on equity was 20.9% in 1997, and averaged 23.3% over the past five years and 22.8% over the past ten years.

PROFITABILITY

Progressive is driven by the goal of producing a 4% underwriting profit over the entire retention period of an insured. Overall, we had an underwriting profit of 6.6% in 1997, 8.1% for the past five years and 5.8% for the past ten years. Estimated industry results for the personal auto insurance market were underwriting gains of 2.0% in 1997 and underwriting losses of .6% and 3.0%, for the past five and ten years, respectively.

GROWTH

We seek increases in net premium volume that are at least 15 percentage points greater than the rate of inflation. Company-wide net premiums written increased 35.5% in 1997, 26.3% compounded annually over the past five years and 15.4% over the past ten years. Net premiums written in the personal auto insurance market for the same periods grew 5.9%, 5.3% and 5.9%.

ACHIEVEMENTS

We are convinced that the best way to maximize shareholder value is to achieve these financial objectives consistently. A shareholder who purchased 100 shares of Progressive for $1,800 in our first public stock offering on April 15, 1971, owned 7,689 shares on December 31, 1997, with a market value of $922,000, for a 26.3% compounded annual return, compared to the 8.9% return achieved by investors in the Standard & Poor's 500 during the same period. In addition, the shareholder received dividends of $1,845 in 1997, bringing total dividends received to $16,345 since the shares were purchased.

  In the ten years since December 31, 1987, Progressive shareholders have realized compounded annual returns of 29.0%, compared to 18.0% for the S&P 500. In the five years since December 31, 1992, Progressive shareholders' returns were 33.3%, compared to 20.2% for the S&P 500. In 1997, the returns were 78.4% on Progressive shares and 33.3% on the S&P 500.

  The repurchase of Progressive stock is another way the Company increases shareholder value. Over the years, when we have adequate capital and Progressive's stock is attractively priced, we have repurchased our shares. Since 1971, we spent $571.2 million repurchasing our shares, at an average cost of $6.96 per share. During 1997, we repurchased 30,193 Common Shares to offset obligations under various employee benefit plans.

                       1997 Objectives and Accomplishments

                                                                 1997          last 5 years   last 10 years


RETURN ON SHAREHOLDERS' EQUITY
  Objective                                                        16.7%           17.6%           18.4%
  Accomplishment                                                   20.9            23.3            22.8


UNDERWRITING PROFIT (LOSS)
  Objective                                                         4.0             4.0             4.0
  Accomplishment                                                    6.6             8.1             5.8
  Industry-Personal Auto Insurance Market                           2.0             (.6)           (3.0)


GROWTH (ANNUALIZED)
  Objective                                                        16.7            17.6            18.4
  Accomplishment                                                   35.5            26.3            15.4
  Industry-Personal Auto Insurance Market                           5.9             5.3             5.9

In a free-association test recently administered to 1,153 college students, the word "insurance" prompted the response "romance" in 82.8% of cases...Alright, we admit it--we're only kidding. Still, for our claim representatives (at our more than 350 claim offices), romance isn't an unknown continent. On a recent Saturday evening, Chandra Haines, a Progressive claim representative in Savannah, Georgia came to the rescue of a young couple involved in a fender bender. She helped them contact their families, and, despite the late hour, arranged to have their car repaired immediately. The couple, who had just been married, were heading to Florida for their honeymoon and had thought for certain their trip was ruined. But they weren't counting on the efficiency of Progressive's Immediate Response(R) claims service. In a romantic cause, our claim representatives stand ready to slay any dragon.




                                       THE
                                     ROMANCE
                                       OF
                               IMMEDIATE RESPONSE



                                                  NO. 4
                                                  ---


Marty Ackley, mixed media on canvas, 1997

                                     [ARTWORK]

                                     [ARTWORK]

         NO. 5
         ---


Question: When is a two-hour delay still an immediate response? Answer: When a tornado rips through your property and the rest of your neighborhood. It took a Progressive claim representative two hours one Friday evening to navigate his way through the debris and find the home of one of our policyholders after a tornado wreaked havoc in Smyrna, Tennessee. The twister had lifted our policyholder's garage high into the air and then very considerately deposited it straight down onto his pickup truck. Our claim representative made his way to the scene, assessed the damage and had a check in the policyholder's hand by the next business day. Under the circumstances, we hesitate to call our service a whirlwind, but we won't sit at home waiting out the weather.


WHIRLWIND

                     Megan Williams, gouache, pastel and charcoal on paper, 1997

                             Letter to Shareholders


In 1997, Progressive continued on its path to leadership in automobile insurance. I am proud and happy to report that we believe that our private passenger auto premium growth in 1997 made Progressive the 5th largest United States auto insurance company. We grew in 1997 by increasing our share of the approximately $25 billion nonstandard auto insurance market and by continuing to grow in the approximately $89 billion standard and preferred auto insurance market. We work hard and invest heavily in people and process in order to reduce the human trauma and economic costs of auto accidents. Our results reflect the cost of these investments, designed to make us more competitive for all auto insurance.

  In 1997, Progressive's organization continued to adapt to the Company's larger size and focus on the customer. Our focus on "Process" became more ingrained and natural, and a number of major accomplishments occurred.

  During 1997, we hired and trained over 5,700 people company-wide to help us keep pace with our extraordinary growth. Our net premiums written grew 36% and our total number of auto policyholders increased by 575,000 to 2.5 million. We answered 16 million telephone calls during the year, responding to the policy servicing needs of our customers 24 hours a day, 7 days a week. To maintain our high standards and meet our customers' expectations was a challenge. We identified opportunities to improve this process and made strides in this direction by rolling out the first iteration of our Ownership Workbench, a smart system designed to increase customer service, quality and productivity.

  Despite the record increase in new employees, we were also able to improve the timeliness of our Immediate Response(R) claims service and produce an average claim severity that was more favorable than the entire industry. In addition to hiring quality people, we continued to make significant investments in technology to improve the way we respond to customers. We installed new phone switches in our claim branches and developed new workflows to more effectively answer our 25,000 daily claim calls. Also, through our wireless Claims Workbench, we were able to increase the amount of information our claim representatives have available when they meet with customers off-site.

  Progressive recognized early on that the Internet would be come an increasingly important vehicle for commerce communication. We launched America's first auto insurance web site in April 1995, offering our customers a quick way to find a local agent and to determine whether their vehicle is subject to any federal recall. We continued to lead the way, being the first auto insurer to offer interactive quoting and customer account status in 1996 and the first to conduct direct Internet sales and accept online payments in 1997. Progressive's web site (www.progressive.com) has won several awards, being named one of ComputerWorld magazine's Premier 100 Web Sites and WebMaster magazine's top 50 Internet sites. As our experience with the Internet grows, so does our excitement around how it will benefit our customers and our agents. Plans for the future include enabling agents and customers to conduct more of their transactions online, broadening our online sales offerings, and offering "paperless" alternatives to our customers and agents.

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

  Like all shareholders, we want premium growth to translate into current earnings growth and a higher stock price. However, we manage by executing meaningful, long-term strategies that build value which we expect to be reflected in the stock price over five-year periods. Therefore, as an investment, Progressive stock may be most attractive to investors interested in long-term appreciation. On August 1, 1997, Standard & Poor's recognized our leadership in the auto insurance business and strong historical financial performance by adding Progressive to the S&P 500 Index. I am proud to report that Progressive's total return to shareholders' in 1997, was 78.4%, ranking 28th out of the 500 companies in this index.

  To facilitate growth and the execution of our strategies, we expanded the number of local business units to bring us closer to the customer. During 1997, we formed 21 new business units bringing the number of communities/states where our operations are run by a local manager to 47 and bringing the total number of business units to 54. In addition, we expanded our "Policy Team," which is now comprised of 13 people who make Progressive's final management-level decisions. A new role on the Policy Team is the Community Manager Support Process Leader who is responsible for encouraging experimentation, fostering communication among community managers and advocating community manager perspectives on the Policy Team. This Process Leader joins our six other Process Leaders, respectively responsible for Product, Independent Agent Marketing, Consumer Marketing, Ownership (customer service), Technology and Claims, as well as the Chief Financial, Human Resources, Legal, Information and International/Internet Officers, and me, to ensure that we sustain our superior performance in the face of increasingly intense competition and increasingly rapid technological change.

  Most community managers report to Process Leaders. Community managers are responsible for reducing claim costs while improving service, managing agent distribution and relationships, direct marketing, and deciding price levels for their territory. During 1997, we concentrated on developing our community managers to help them meet their objectives. We defined the necessary competencies and attributes and designed a Leadership Model showing how these qualities are linked to attaining world-class results. Several community managers participated in a week-long program focused on the dimensions included in the model. The cornerstone of the experience was an assessment tool which provided feedback to community managers and helped them create individual development plans.

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

Steady Cost Reduction has been, and continues to be, critical to our strategy. Underwriting expenses were 22.5% of premiums in 1997, compared to 21.6% in 1996 and 35.0% in 1990.

  In 1997, we incurred additional expenses to support our infrastructure and to hire and train people in anticipation of our growth. We also introduced our advertising campaign to 13 states, bringing the total number of states where we advertise to 19. In addition, we paid out record profit-sharing bonuses to employees this year. In 1997, 14.4% of total compensation resulted from our Gainsharing program (contingent cash incentive compensation program for all Progressive people). We set our annual Gainsharing target at achieving a combined ratio of 96% over the entire retention period of a policyholder and growth in net premium volume in excess of 15% plus the rate of inflation. Our outstanding financial results caused our payout to exceed our annual target by an amount that had a .5 point effect on the expense ratio. Process Management by top managers eliminates much staff/line friction, fosters cooperation among business units and departments, and requires balancing delicate trade-offs between local autonomy and collective effectiveness.

Thorough Testing of new ideas has replaced our former propensity to seize perceived opportunities and develop them as fast as possible.

Performance-based Compensation pays our people very well for exceptional performance, makes contingent pay significant to everyone and fosters the achievement of our demanding objectives.

RESULTS

In 1997, net premiums written increased 36% to $4,665.1 million, compared to $3,441.7 million in 1996. We posted an annual underwriting profit for the 25th time in the last 31 years and bettered our 4% underwriting goal with a 6.6% margin in 1997.

  Operating income, which excludes net realized gains on security sales and one-time items, is the best measure of how well we manage our insurance operations. Operating income increased to $336.0 million, or $4.46, compared to $309.1 million, or $4.12 per share, in 1996. Operating income excludes $98.5 million of net realized gains in 1997, compared to $7.1 million in 1996. Net income was $400.0 million, or $5.31 per share, this year, compared to $313.7 million, or $4.14 per share, in 1996. Return on shareholders' equity was 20.9%, compared to 20.5% in 1996.

PROGRESSIVE'S CORE BUSINESS

Ninety-six percent of Progressive's net premiums written is insurance for private passenger automobiles, recreational vehicles and small fleets of commercial vehicles, which we categorize as "core." Core business net premiums written grew 33% to $4,467.4 million, compared to $3,367.2 million in 1996. The underwriting profit margin was 6.9%, compared to 8.1% in 1996.

  In 1997, we used a new approach which includes rating based partially upon consumer financial responsibility. This approach has been approved by regulators and is in use in the 31 states that represent 80% of our core written premiums. We hope to complete the rollout of this approach into the remaining business units where it can be offered in 1998. We believe our use of financial responsibility in auto insurance rating produces a more accurate distribution of losses among consumers and, therefore, produces more accurate pricing resulting in lower rates for most consumers as compared to our previous approach. In addition, by ensuring more consistent products on a national basis, we are able to analyze the data better and reduce the complexity of our products for our customer service representatives and programmers.

  Four years ago, we consolidated our new, unique and superior customer services into a Progressive brand by expanding service in a number of states and testing ways to project the brand to potential customers. We focused managers on empowering people and constantly improving the delivery of around-the-clock, immediate response, information-rich service, designed to delight customers.

  We use a combination of television commercials, direct mail and other media to urge consumers to consider Progressive's unique combination of price and service. In 1997, we expanded the number of markets in which we advertise to over 40 media markets reaching parts of 19 states.

  Our advertising is largely situational and dramatizes the concerns consumers have in claims and buying experiences with their auto insurance and highlights "what you should expect" as the Progressive difference. Several new commercials were developed in 1997 and will be used in 1998 to further our brand communication. The consumers' choice to buy through our independent agent network or by calling 1 800 AUTO PRO(R) (1-800-288-6776) is supported by our advertising and we are encouraged by its impact on both distributions. In an average 15-minute call, consumers can receive a quote for their particular risk profile from Progressive as well as the rates that would be charged by up to three other leading auto insurers, including State Farm and Allstate. Our representative also explains the following service improvements, which when considered together, are unique to Progressive:

Assistance after an accident, or other loss, is Progressive's most important service, so we implore our customers to call 1-800-274-4499 immediately after any incident. Twenty four hours a day, 7 days a week, a Progressive person answers the phone, takes the information, authorizes emergency measures and almost always can have a Progressive claim representative meeting with the customer or claimant within a few hours.

Universal acceptance, because consumers abhor being rejected or cancelled. Progressive rarely rejects and never cancels honest customers who pay their premiums in the 45 states where our complete program is operative.

Competitive rates for risks from ultra-preferred to nonstandard in the states with our complete program. As experience makes us more comfortable with pricing standard/preferred risks, we increasingly concentrate on this market which accounted for between 20% and 25% of 1997 core premium volume and is expected to become an increasing percentage of total premium volume.

Many different ways to buy, to accommodate different consumer preferences. More than 30,000 independent insurance agencies (our most important method of distribution) sell Progressive products. In addition, we have joint marketing relationships with national accounts and Progressive's 1 800 AUTO PRO(R) telephone service. In 1997, increased price competitiveness, superior service and greater consumer awareness of the Progressive brand helped independent agents regain lost standard and preferred auto market share. The number of independent agencies writing Progressive standard and preferred auto more than doubled, resulting in 126% growth of agent-produced standard and preferred new auto policies. 24 hours a day, 7 days a week service. Consumers want to do business when it's convenient for them, so we operate 24 hours a day, 7 days a week to provide new insurance quotes, handle endorsements and questions concerning current policies, and, most importantly, respond to accidents and other incidents. Our customers depend upon our service, which is supported by a real-time disaster management approach that continuously monitors performance of internal systems, threatening weather patterns and other natural events. This approach allows us to regularly reconfigure our network and place disaster response teams in motion as soon as we hear of an event requiring special resources.

PROGRESSIVE'S DIVERSIFIED BUSINESSES

The United Financial Casualty Company, Professional Liability Group, Midland Financial Group and Motor Carrier business units provide combinations of service and indemnity to businesses and individuals. Their primary products are collateral protection coverage and loan tracking for automobile lenders and financial institutions, directors and officers liability and fidelity coverage for American Bankers Association member community banks, nonstandard auto insurance, and underwriting and claim servicing for state involuntary residual market commercial and personal auto programs. We are the largest provider of collateral protection and D&O coverage to banks and the largest service carrier for the involuntary market, though the market size for each declined in 1997.

  On March 7, 1997, Progressive acquired Midland Financial Group, Inc. for about $50 million. Midland underwrites and markets nonstandard private passenger automobile insurance through approximately 3,700 independent agents across 11 states, primarily in the southern and western United States. During 1997, Progressive was able to effectively raise rates, improve claim handling and customer service, implement new measures and controls, consolidate offices and introduce objectives, performance evaluations and Gainsharing incentives to all Midland people.

  The diversified businesses produced revenues and pre-tax profits of $248.7 million and $.7 million, respectively, in 1997, compared to $117.7 million and $24.3 million in 1996. During 1997, Midland contributed revenues of $84.1 million.

INVESTMENTS AND CAPITAL MANAGEMENT

Progressive, like all insurance companies, consists of two distinct enterprises: the operating insurance business and investment management. We recognize the challenge and the opportunity of having two businesses, requiring different expertise, resident in the same company. The success of each bears meaningfully on the results of the other, and the success of the whole.

  The financial markets are dynamic, requiring flexibility and responsiveness from our professionals. Our portfolio is a financial institution that provides capital to other enterprises and is a business that lends and invests. We aspire to generate better after-tax portfolio returns than those available from comparable outside management at less cost without losses that curtail underwriting growth. Our approach to risk is conservative. A majority of the investment decisions are derived from "bottom up" rather than "top down" processes. We eschew formula investing. We endeavor to examine as broad a field of opportunity as possible and to take advantage of opportunities that are consistent with our available resources. The examination of every possibility is less important than the quality of our performance at the tasks we undertake.

  Our professionals should be broad gauge and of the highest quality, able to compete effectively with their counterparts in other financial institutions. We hire the best raw talent we can find, then train and develop it. We pay above average compensation for good performance and to retain our best people. Stock options align their interests with shareholders. We re-evaluate our compensation approach annually to ensure that it is performance driven but does not motivate counterproductive behavior. We want our professionals to possess financial sophistication, thoroughness, experience and integrity. The exercise of good judgment is our best protection against loss.

  We are building long-term business relationships by co-venturing with outside organizations and financial professionals that will enhance our investment program. These relationships, combined with our internal resources, form a virtual investment organization with more experience, expertise and access to opportunity than any organization we could assemble internally.

  The Company's rapid growth and high margins produce expanding capital resources that support the operating business or are deployed in financial investments. Our highest priorities are to: manage the Company's capital to support all the insurance we can profitably underwrite, without issuing stock or losing our investment-grade debt rating; improve our debt cost relative to peer companies; and repurchase stock more cost effectively than a passive strategy.

  Our investment processes fall into five broad categories: stocks, bonds, alternative investments, capital management and acquisitions. All require quantitative skills and a knowledge of accounting, financial analysis, economics, financial markets and securities regulation. Common stock and the bond portfolio performance is compared to a sample of other managed portfolios on an annual basis.

Common Stock Investing Our holdings consist of a diversified portfolio of publicly-traded issues. Foreign investments are evaluated on an individual basis. A knowledge of the stock markets and trading, and the analysis of industries, business processes, historical performance and financial structure, in combination with the assessment of management capabilities, are the essential competencies of our stock investing.

Fixed-Income Investing The fixed-income holdings are comprised of investment-grade issues and BB rated securities, which do not exceed 5% of the portfolio. Allocations are made to market sectors, including foreign denominated securities on a fully hedged basis, with consideration for availability, degree of opportunity and diversification. Quantitative analysis of security cash flows, credit analysis, and knowledge of the bond markets, trading, derivatives, options, foreign exchange and risk management are the key skill sets.

Alternative Investing The commitment to alternative investments is influenced by the amount of capital in excess of our anticipated three-year need for additional surplus. These securities can reduce the dilution of our return on equity by producing returns on excess capital superior to the expected long-term return on common stocks. Funds, private equities, mezzanine investments, distressed securities and similar investments comprise this portfolio. These equity-like commitments are anticipated to bear returns that are higher than, and offer some diversification from, common stocks. A knowledge of specific documentary requirements and the ability to conduct detailed due diligence and negotiations are required in addition to competencies relevant to stock and bond investing.

Capital Management We believe that the optimal capital structure is defined by a debt to total capital ratio that maintains our A bond ratings. This structure provides for a low cost of debt capital and the availability of higher leverage to fund extraordinary needs without introducing a volatility to our stock price that would prejudice our multiple. We try to reduce our interest expense by issuing debt when interest rates are low. We repurchase stock on an opportunistic basis to reduce or eliminate the dilution of employee option exercises, improve the return on our stock and distribute excess capital to our shareholders. The required knowledge and skills include: the dynamics of our capital needs, rating agencies, capital markets, financing alternatives, regulatory filings, documentation and hedging.

  Contributions of surplus to new operating subsidiaries are evaluated on the basis of the appropriateness of the expected return. Surplus exceeding one third of net premiums written is returned to the holding company when possible. Decisions regarding the underemployed leveraged equity retained in the holding company are driven by estimated growth in operating surplus requirements for three years, our ability to generate high returns on the excess above operating requirements, the possibility of strategic investments and the relative value of our stock in the context of a repurchase.

RISKS

Legislative and Regulatory Risk Insurance laws and regulations change continually. On January 1, 1997, California enacted mandatory insurance laws, requiring proof of insurance when renewing auto registrations. Several other reforms were approved, but, because of the legal process, may not be effective until the future. California passed Proposition 213, which eliminates pain and suffering awards for uninsured motorists, drunk drivers and fleeing felons. An appeal to the Supreme Court is likely. In addition, Louisiana passed its "no pay, no play" bill, forcing uninsured drivers to self insure their first $10,000 in both bodily injury and property damage; concurrently, companies must roll back rates 10% on the same coverage and offer uninsured motorists the option to elect coverage that waives their right to recover pain and suffering damages at a 20% discount. This case is still under appeal.

Unpredictable Underwriting Margin and Growth Rate Our strategy is to strive to achieve a 4% underwriting profit margin over the entire retention period of an insured. We cannot predict with precision the timing and pace of changes in underwriting margins, in retention nor in the rate of growth. We monitor closely to ensure that rates are adjusted promptly and adequately to obtain 4% margins over the entire retention period of a policyholder.

Pricing Risk We continue to learn how to price standard and preferred auto insurance, and to experiment with new ways to price certain segments. We minimize the risk implicit in new pricing methodology by controlling volume in new programs and changing rates immediately when experience dictates. During 1997, Progressive lowered countrywide auto rates an average of .9%.

Homeowners Insurance This type of insurance has the potential to expose Progressive to catastrophes. Thus, there will be risk if our auto insurance market share objectives require us to offer it. In 1997, we began selling Travelers homeowners insurance to direct customers in Ohio. This effort has yet to produce any material results, but we continue to study the effects on our auto sales. Our current lack of a homeowners product in most states is also risky because many consumers prefer to buy all their insurance from one company. We do not intend to enter the homeowners market at this time, primarily to avoid the risk of disrupting our existing business rather than due to the risks inherent in the homeowners line.

Advertised Brand Consumer advertising and brand awareness require higher performance standards. We continually consider consumers' demands and appreciate their ability to make wise choices. In response, we are always looking for new and innovative ways to improve service at a lower cost.

Competitor Response Other insurers are reacting to Progressive's attempt to change consumers' auto insurance experience, but we cannot predict when and how their response will affect our growth and profitability. We monitor competitors and improve our products and services to assure that our consumer offerings are among the best in the industry. In addition, our people, with their knowledge of our operations along with their skills and talents, are being sought by companies with whom we compete. The property-casualty industry's excessive capitalization, measured by the net premiums written to surplus ratio of .9 to 1, the lowest ratio for the industry in 60 years, means competitors might accept lower returns on equity than they historically received.

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

  We begin 1998 as we began all other years--excited, respectful of the challenge implicit in our objectives and strategy, humbled by our failures, proud of having responded to them and confident that our excellent people will continue to achieve superior results.

  Much will be required to realize our Vision. At Progressive, it is always as if we are just beginning our business and so we look at a future that is brighter than ever.

  We deeply appreciate the customers we are privileged to serve. Thank you for your business, and thanks especially to the more than 30,000 independent insurance agents who chose to do business with Progressive in 1997. We are particularly grateful for our shareholders' continued confidence. To the men and women who make Progressive a great company, thanks for all your contributions in 1997 and the promise you bring to our future.

                                Joy, Love and Peace

                                /s/ Peter B. Lewis

                                Peter B. Lewis
                                Chairman, President and Chief Executive Officer

BAD NEWS



One Sunday evening in June, a motorist reported that he and his passengers had suffered minor injuries when they were rear-ended by one of our policyholders. By Monday afternoon, our claim representative had established liability, inspected the damage, and settled all five injury claims. The motorist was thrilled to have been served so promptly. An attorney hoping to represent him wasn't. When he phoned us the next day, we could do no more than break the unhappy news.


                                   IS GOOD NEWS


                                                            NO. 6
                                                            ---

Linda Burnham, mixed media on lithograph and paper, 1997

                                    [ARTWORK]

                                    [ARTWORK]

                              LONG DISTANCE TICKLE



                                      NO. 7
                                      ---




As Carolyn Cummings puts it, she was "tickled" by Progressive. No, it's not what you might think. She had just bought a new pickup truck when she saw our "cool television commercial." So she called 1 800 AUTO PRO(R) and talked to one of our insurance counselors. Carolyn was impressed by the information we provided, but what really stuck in her mind was the friendly service: "I could feel your counselor's smile through the phone, and it sounded like she was doing a job she enjoyed." Herself an experienced customer service representative, Carolyn not only bought a policy but applied for a job! "I like to give great customer service," she says, "and Progressive offers a great service." Today, Carolyn is a counselor in the AUTO PRO unit. She's "tickled to be part of this company."


                      Elena Sisto, casein, watercolor and gouache on paper, 1997

IMPRESSING A TROOPER

                                                            NO. 8
                                                            ---


On his way home one evening, a Progressive claim representative happened upon a minor auto accident involving one of our policyholders. As he was inspecting the damage to the vehicle, the police arrived. "Well I guess since you're here, I can leave," joked one of the troopers. Later, the trooper asked if the claim representative wouldn't mind staying until the police investigation was finished. So our representative waited. What did the trooper want? Just some information and a business card. He was so impressed with our Immediate Response(R) claims service that he wanted to become a policyholder!


Jody Guralnick, oil with collage on panel, 1997

                                    [ARTWORK]

                                    [ARTWORK]

How long do you think an insurance company could survive if it informed a prospective client of a competitor who offered a slightly lower rate? Joseph Glose couldn't believe his ears when a Progressive insurance counselor quoted him our price and then told him about another insurer who could offer a lower rate: "They're in the Yellow Pages. Give them a call." Although Mr. Glose was impressed by our counselor's frankness, he couldn't resist contacting the other firm. But when they said they'd have to call him back with a quote and then never did, he returned to us. "You weren't the lowest," he says, "but I felt that you cared about me as a customer." Progressive has been caring, and in business, for over 60 years. Every day we prove to ourselves that honesty is the best policy.




                                      NO. 9
                                      ---



                           HONESTY IS THE BEST POLICY


                                              David Humphrey, oil on paper, 1997

                                     NO. 10
                                     ---


                              ALL YOU NEED IS LOVE


When Donald Hoffman, an independent insurance agent writing for a competitor of ours, heard that one of his clients was badly injured in an auto accident with a Progressive policyholder, his heart sank. Mr. Hoffman was in Jackson, Michigan; his client was vacationing near Daytona Beach, Florida. There was little he could do in person. Yet he needn't have worried. Progressive's Daytona Beach claim representative Keith Pelkey and office branch manager Paul Love treated Mr. Hoffman's client as if she was one of our own. "The compassion and concern they showed were wonderful," says Mr. Hoffman. "They even came to the hospital to help my customer." Donald Hoffman has since decided to end his relationship with our competitor and to begin representing Progressive. In a crisis, you can count on Progressive to be there.



Amy Sillman, oil and gouache on wood, 1997

                                    [ARTWORK]

                                    [ARTWORK]

Join Progressive and see the world? That's what "Jane" did. Nearly three decades ago, Jane joined Progressive straight out of school. She started as an odd-jobs person but progressed to serving the company in almost all areas. Along the way she participated in every company retirement savings plan for which she was




                                       NO.  11
                                       ---



                            TRAVELS WITH PROGRESSIVE


eligible. Progressive matched her contributions, and Jane, confident in the prospects of a company she served so loyally, invested 90% of her savings in Progressive stock. Today, her total account balance exceeds 16.5 times her original contributions. Thanks to the savings she accumulated during her travels with Progressive, Jane will be traveling the world.


                               Andy Yoder, watercolor, and pastel on paper, 1997

                              1997 FINANCIAL REVIEW

                                    [STAR]



Consolidated Financial Statements .........................    36

Management Discussion and Analysis ........................    49

Analysis of Loss and LAE Development.......................    53

Direct Premiums Written by State ..........................    53

Quantative Market Risk Disclosure..........................    54

Quarterly Financial and Common Share Data .................    55

Ten Year Summaries ........................................    56

           Report of Coopers & Lybrand L.L.P., Independent Accountants



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS, THE PROGRESSIVE CORPORATION:



We have audited the accompanying consolidated balance sheets of The Progressive Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of The Progressive Corporation and subsidiaries' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Progressive Corporation and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                             /s/ Coopers & Lybrand L.L.P.



Cleveland, Ohio
January 27, 1998

                                    The Progressive Corporation and Subsidiaries

                        CONSOLIDATED STATEMENTS OF INCOME


                                                                          (millions-except per share amounts)


  For the years ended December 31,                                       1997             1996              1995


NET PREMIUMS WRITTEN                                                   $ 4,665.1        $ 3,441.7         $ 2,912.8
                                                                       =========        =========         =========


REVENUES
  Premiums earned                                                      $ 4,189.5        $ 3,199.3         $ 2,727.2
  Investment income                                                        274.9            225.8             199.1
  Net realized gains on security sales                                      98.5              7.1              46.7
  Service revenues                                                          45.3             46.2              38.9
                                                                       ---------        ---------         ---------
   Total revenues                                                        4,608.2          3,478.4           3,011.9
                                                                       ---------        ---------         ---------


EXPENSES
  Losses and loss adjustment expenses                                    2,967.5          2,236.1           1,943.8
  Policy acquisition costs                                                 607.8            482.6             459.6
  Other underwriting expenses                                              336.0            208.5             167.2
  Investment expenses                                                        9.9              6.1               8.1
  Service expenses                                                          43.9             41.9              30.2
  Interest expense                                                          64.6             61.5              57.1
                                                                       ---------        ---------         ---------
   Total expenses                                                        4,029.7          3,036.7           2,666.0
                                                                       ---------        ---------         ---------


NET INCOME
  Income before income taxes                                               578.5            441.7             345.9
  Provision for income taxes                                               178.5            128.0              95.4
                                                                       ---------        ---------         ---------
  Net income                                                           $   400.0        $   313.7         $   250.5
                                                                       =========        =========         =========


COMPUTATION OF EARNINGS PER SHARE
  Net income                                                           $   400.0        $   313.7         $   250.5
  Less: Preferred Share dividends                                             --             (3.5)             (8.4)
        Excess Preferred Share liquidation price over cost basis              --             (2.9)               --
                                                                       ---------        ---------         ---------
  Income available to common shareholders                              $   400.0        $   307.3         $   242.1
                                                                       =========        =========         =========

  Basic:
  Average shares outstanding                                                72.0             71.6              71.8
                                                                       =========        =========         =========
      Per share                                                        $    5.56        $    4.29         $    3.37
                                                                       =========        =========         =========

  Diluted:
  Average shares outstanding                                                72.0             71.6              71.8
  Net effect of dilutive stock options                                       3.3              2.6               2.4
                                                                       ---------        ---------         ---------
   Total equivalent shares                                                  75.3             74.2              74.2
                                                                       =========        =========         =========
      Per share                                                        $    5.31        $    4.14         $    3.26
                                                                       =========        =========         =========



 See notes to consolidated financial statements.

The Progressive Corporation and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS

                                                                                                                       (millions)


  December 31,                                                                                            1997            1996


ASSETS
  Investments:
   Available-for-sale:
     Fixed maturities, at market (amortized cost: $3,836.8 and $3,384.1)                             $   3,891.4      $  3,409.2
     Equity securities, at market:
      Preferred stocks (cost: $333.9 and $333.8)                                                           348.8           341.6
      Common stocks (cost: $501.9 and $458.9)                                                              620.8           540.1
   Short-term investments, at amortized cost (market: $409.4 and $159.7)                                   409.4           159.7
                                                                                                     -----------      ----------
      Total investments                                                                                  5,270.4         4,450.6
  Cash                                                                                                      23.3            15.4
  Accrued investment income                                                                                 44.3            46.9
  Premiums receivable, net of allowance for doubtful accounts of $32.4 and $23.2                         1,160.8           820.8
  Reinsurance recoverables                                                                                 317.5           310.0
  Prepaid reinsurance premiums                                                                              79.8            85.8
  Deferred acquisition costs                                                                               259.6           200.1
  Income taxes                                                                                             116.5            62.1
  Property and equipment, net of accumulated depreciation of $158.3 and $126.7                             260.4           169.9
  Other assets                                                                                              27.0            22.3
                                                                                                     -----------      ----------
        Total assets                                                                                 $   7,559.6      $  6,183.9
                                                                                                     ===========      ==========


LIABILITIES AND SHAREHOLDERS' EQUITY
  Unearned premiums                                                                                  $   1,980.1      $  1,467.3
  Loss and loss adjustment expense reserves                                                              2,146.6         1,800.6
  Policy cancellation reserve                                                                               34.7            43.3
  Accounts payable and accrued expenses                                                                    486.4           420.1
  Debt                                                                                                     775.9           775.7
                                                                                                     -----------      ----------
      Total liabilities                                                                                  5,423.7         4,507.0
                                                                                                     -----------      ----------
  Shareholders' equity:
   Common Shares, $1.00 par value (authorized 200.0, issued 83.1,
      including treasury shares of 10.8 and 11.6)                                                           72.3            71.5
   Paid-in capital                                                                                         412.8           381.8
   Net unrealized appreciation on investment securities                                                    122.3            74.0
   Retained earnings                                                                                     1,528.5         1,149.6
                                                                                                     -----------      ----------
      Total shareholders' equity                                                                         2,135.9         1,676.9
                                                                                                     -----------      ----------
        Total liabilities and shareholders' equity                                                   $   7,559.6      $  6,183.9
                                                                                                     ===========      ==========



 See notes to consolidated financial statements.

                                    The Progressive Corporation and Subsidiaries

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                        (millions-except per share amounts)


  For the years ended December 31,                                                        1997            1996            1995


PREFERRED SHARES, NO PAR VALUE

  Balance, Beginning of year                                                         $      --       $      83.6      $     85.8
   Redemption of shares                                                                     --             (77.9)           --
   Treasury shares purchased-cost basis                                                     --              (5.7)           (2.2)
                                                                                     -----------     -----------      ----------
  Balance, End of year                                                               $      --       $      --        $     83.6
                                                                                     -----------     -----------      ----------


COMMON SHARES, $1.00 PAR VALUE

  Balance, Beginning of year                                                         $      71.5     $      72.1      $     71.2
   Stock options exercised                                                                    .8              .4              .9
   Treasury shares purchased                                                                --              (1.0)           --
                                                                                     -----------     -----------      ----------
  Balance, End of year                                                               $      72.3     $      71.5      $     72.1
                                                                                     -----------     -----------      ----------


PAID-IN CAPITAL

  Balance, Beginning of year                                                         $     381.8     $     374.8      $    357.1
   Stock options exercised                                                                  13.3             6.5             9.2
   Tax benefits on stock options exercised                                                  17.6             5.9             8.5
   Treasury shares purchased                                                                 (.2)           (5.4)           --
   Other                                                                                      .3            --              --
                                                                                     -----------     -----------      ----------
  Balance, End of year                                                               $     412.8     $     381.8      $    374.8
                                                                                     -----------     -----------      ----------


NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENT SECURITIES

  Balance, Beginning of year                                                         $      74.0     $      51.1      $    (30.7)
   Change in net unrealized appreciation (depreciation)                                     48.3            22.9            81.8
                                                                                     -----------     -----------      ----------
  Balance, End of year                                                               $     122.3     $      74.0      $     51.1
                                                                                     -----------     -----------      ----------


RETAINED EARNINGS

  Balance, Beginning of year                                                         $   1,149.6     $     894.2      $    668.5
   Net income                                                                              400.0           313.7           250.5
   Cash dividends on Preferred Shares (93/8% annually)                                      --              (3.2)           (8.3)
   Cash dividends on Common Shares ($.24, $.23
      and $.22 per share)                                                                  (17.3)          (16.4)          (15.8)
   Treasury shares purchased: Common Shares                                                 (2.7)          (35.5)             --
                              Preferred Shares                                               --              (.3)            (.1)
   Preferred Shares redeemed                                                                 --              (2.9)            --
   Other, net                                                                               (1.1)            --              (.6)
                                                                                     -----------     -----------      ----------
  Balance, End of year                                                               $   1,528.5     $   1,149.6      $    894.2
                                                                                     -----------     -----------      ----------


TOTAL SHAREHOLDERS' EQUITY                                                           $   2,135.9     $   1,676.9      $  1,475.8
                                                                                     ===========     ===========      ==========




There are 20.0 million Serial Preferred Shares authorized. In May 1991, the Company sold 4.0 million 93/8% Serial Preferred Shares, Series A; all remaining Preferred Shares were redeemed, at the Company's option, on May 31, 1996, at a cost of $25 per share, plus accrued and unpaid dividends through the redemption date.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.

The Progressive Corporation and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          (millions)


  For the years ended December 31,                         1997             1996             1995


CASH FLOWS FROM OPERATING ACTIVITIES

  Net income                                             $  400.0         $  313.7         $  250.5
  Adjustments to reconcile net income to net
     cash provided by operating activities:
   Depreciation and amortization                             36.6             23.8             20.4
   Net realized gains on security sales                     (98.5)            (7.1)           (46.7)
   Changes in:
     Unearned premiums                                      442.3            257.7            172.9
     Loss and loss adjustment expense reserves              204.6            190.1            176.1
     Accounts payable and accrued expenses                   49.9             50.1             16.5
     Policy cancellation reserve                             (8.6)             2.5             (6.5)
     Prepaid reinsurance premiums                            33.3            (15.3)            12.7
     Reinsurance recoverables                                62.7             28.1             41.6
     Premiums receivable                                   (310.9)          (170.9)          (107.5)
     Deferred acquisition costs                             (52.7)           (18.2)           (20.3)
     Income taxes                                           (67.8)           (16.3)              .6
     Other, net                                              43.8             14.0             20.3
                                                         --------         --------         --------
      Net cash provided by operating activities             734.7            652.2            530.6
                                                         --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchases:
   Held-to-maturity: fixed maturities                          --               --              (.2)
   Available-for-sale: fixed maturities                  (6,764.3)        (4,447.2)        (2,575.5)
                       equity securities                   (658.2)          (725.3)          (763.1)
  Sales:
   Available-for-sale: fixed maturities                   5,840.0          3,306.3          1,744.9
                       equity securities                    581.7            537.7            593.6
  Maturities, paydowns, calls and other:
   Held-to-maturity: fixed maturities                          --               --             87.1
   Available-for-sale: fixed maturities                     578.0            465.7            497.2
                     equity securities                      125.4             62.5             10.4
  Net (purchases) sales of short-term investments          (248.6)           143.1            (23.7)
 (Receivable) payable on securities                          (2.0)            76.3            (52.0)
  Purchases of property and equipment                      (121.9)           (35.8)           (38.3)
  Purchase of subsidiary, net of cash acquired              (48.0)              --               --
                                                         --------         --------         --------
     Net cash used in investing activities                 (717.9)          (616.7)          (519.6)
                                                         --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from exercise of stock options                    14.1              6.9             10.1
  Tax benefits from exercise of stock options                17.6              5.9              8.5
  Redemption of Preferred Shares                               --            (80.8)              --
  Proceeds from debt                                           --             99.6               --
  Payments of debt                                          (20.4)             (.4)             (.4)
  Dividends paid to shareholders                            (17.3)           (19.6)           (24.1)
  Acquisition of treasury shares                             (2.9)           (47.9)            (2.3)
                                                         --------         --------         --------
      Net cash used in financing activities                  (8.9)           (36.3)            (8.2)
                                                         --------         --------         --------
  Increase (decrease) in cash                                 7.9              (.8)             2.8
  Cash, Beginning of year                                    15.4             16.2             13.4
                                                         --------         --------         --------
  Cash, End of year                                      $   23.3         $   15.4         $   16.2
                                                         ========         ========         ========



 See notes to consolidated financial statements.

                                    The Progressive Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995


1. REPORTING AND ACCOUNTING POLICIES

Nature of Operations The Progressive Corporation, an insurance holding company formed in 1965, owns 86 subsidiaries and has one mutual insurance company affiliate. The companies provide personal auto-mobile insurance and other specialty property-casualty insurance and related services sold primarily through independent insurance agents in the United States and Canada.

Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries and affiliate (the Company). All of the subsidiaries and the affiliate are wholly owned or controlled. All significant intercompany accounts and transactions are eliminated in consolidation. The parent company's investments in subsidiaries exceeded their underlying book value at dates of acquisition by $17.2 million, of which $8.9 million remains. In the opinion of management, there is no present indication of diminished value in this amount.

Investments Held-to-maturity: fixed maturity securities are securities which the Company has the positive intent and ability to hold to maturity. The Company has no held-to-maturity securities. In November 1995, the Financial Accounting Standards Board (FASB) issued a Special Report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In accordance with the implementation guidance, the Company reclassified its held-to-maturity securities to available-for-sale, and marked the securities to market.

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

  Available-for-sale: equity securities include common stocks and nonredeemable preferred stocks and are reported at quoted market values. Changes in the market values of these securities, net of deferred income taxes, are reflected as unrealized appreciation or depreciation in shareholders' equity. Changes in value due to foreign currency exchange are limited by foreign currency hedges; unhedged amounts are not material and recognized in income in the current period.

  Trading securities are securities bought principally for the purpose of selling them in the near term and are reported at market value. Changes in market value are recognized in income in the current period. During the year, the net activity in trading securities was not material to the Company's financial position, cash flows and results of operations. The Company had no trading securities at December 31, 1997 and 1996.

  Derivative instruments, as defined by Statement of Financial Accounting Standards (SFAS) 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments," include futures, options, short positions, forward positions, foreign currency forwards and interest rate swap agreements. Derivative instruments held or issued for purposes other than trading include derivative positions used for risk management of the available-for-sale portfolio and hedge positions. Derivative positions used for risk management are evaluated as to their effectiveness to modify the risk characteristics and enhance the yields of the available-for-sale portfolio. Hedges are evaluated on established criteria to determine the effectiveness of their correlation and ability to reduce risk of specific securities or transactions. Those instruments held or issued for risk management purposes are carried at market value in the appropriate available-for-sale portfolio based on the nature of the derivative instrument; changes in value of futures, options, foreign currency forwards and short positions are recorded to income in the current period, and changes in the value of forward positions and interest rate swaps are reflected in shareholders' equity as unrealized appreciation or depreciation, net of deferred income taxes. At disposition, changes in value of forward positions and interest rate swap agreements are recognized in income as "net realized gains or losses on security sales." Those instruments entered into for the purpose of hedging are carried at market value; changes in value follow the recognition of the asset being hedged. Gains or losses on closed hedge positions are recorded as basis adjustments to the cost of the assets hedged and amortized over their expected life. Unamortized amounts are recognized in income at the disposition of the assets hedged. Gains and losses on foreign currency hedges offset the foreign exchange gains and losses on the foreign equity portfolio. The net hedged gain or loss is not material and is recognized into income in the current period. Those instruments held or issued for trading purposes are carried at market value and include derivatives held or issued for the specific purpose of gen-erating profits and all other derivatives not meeting the criteria for derivatives held or issued for other than trading purposes; changes in value are recorded to income in the current period. During the year, the net activity in derivative instruments held or issued for trading purposes was not material to the Company's financial position, cash flows and results of operations; gains or losses during the year were recognized in the available-for-sale portfolio. See
Note 2-Investments for further discussion.

  Short-term investments include eurodollar deposits, commercial paper and other securities maturing within one year and are reported at amortized cost, which approximates market.

  Investment securities are exposed to various risks such as interest rate, market and credit. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect portfolio value in the near term.

  Realized gains and losses on sales of securities are computed based on the first-in first-out method.

Property and Equipment Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets using accelerated methods for computers and straight line for all other fixed assets. Insurance Premiums and Receivables Insurance premiums written are earned primarily on a pro rata basis over the period of risk. For products where more than 50 percent cancellations are anticipated, premiums written and earned are reduced, though cancellations have not yet occurred.

  The Company provides insurance and related services to individuals, lenders and motor carriers throughout the United States and in Canada, and offers a variety of payment plans to meet individual customer needs. Generally, premiums are collected in advance of providing risk coverage, minimizing the Company's exposure to credit risk.

The Progressive Corporation and Subsidiaries

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

Reinsurance The Company's reinsurance transactions include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures--CAIP), for which the Company retains no indemnity risk (see Note 5--Reinsurance for further discussion). The remaining reinsurance arises from the Company seeking to reduce its loss exposure in its non-auto businesses. Prepaid reinsurance premiums are recognized on a pro rata basis over the period of risk.

Earnings Per Share In 1997, the Company adopted SFAS 128, "Earnings per Share," which requires disclosure of basic and diluted earnings per share, replacing primary and fully diluted earnings per share as previously reported. Per SFAS 128, all prior periods have been restated. Prior to the redemption of the Preferred Shares, net income was reduced by Preferred Share dividends earned during the period and the excess of the fair value over the cost basis of Preferred Shares repurchased for both the basic and diluted earnings per share calculations. Basic earnings per share are computed using the weighted average number of Common Shares outstanding and diluted earnings per share include common stock equivalents, including stock options, assumed outstanding during the period.

Deferred Acquisition Costs Deferred acquisition costs include commissions, premium taxes and other costs incurred in connection with writing business. These costs are deferred and amortized over the period in which the related premiums are earned. The Company considers anticipated investment income in determining the recoverability of these costs. There is no indication that these costs will not be fully recoverable in the near term. The Company does not defer advertising costs.

Service Revenues and Expenses Service revenues are earned on a pro rata basis over the term of the related policies; acquisition expenses are deferred and amortized over the period in which the related revenues are earned.

Supplemental Cash Flow Information Cash includes only bank demand deposits. The Company paid income taxes of $166.9 million, $121.5 million and $75.5 million in 1997, 1996 and 1995, respectively. Total interest paid was $63.8 million for 1997, $60.3 million for 1996 and $56.6 million for 1995.

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

New Accounting Standards In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income," which requires transactions that are currently reported directly to shareholders' equity be reported in a financial statement that is displayed as prominently as other financial statements. SFAS 130, which is effective for fiscal years beginning after December 15, 1997, impacts disclosure requirements only. Therefore, SFAS 130 will have no impact on the Company's financial condition, cash flows or results of operations. For 1997, the Company would have reported comprehensive income of $447.6 million.

  In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise," and requires companies to report financial and descriptive information about their reportable operating segments. The financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. SFAS 131 requires disclosure only and will have no impact on the Company's financial condition, cash flows or results of operations. This statement is effective for periods beginning after December 15, 1997, with interim information required the year following adoption. The Company is currently evaluating the required level of segment reporting.

  In December 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," which is effective for fiscal years beginning after December 15, 1998. SOP 97-3 provides guidance for determining when companies should recognize a liability for guaranty fund and other insurance-related assessments, how to measure the liability, when offsets can be recovered and disclosures required. Prior to this statement, companies were permitted, but not required, to accrue for these potential assessments. The Company's practice has been to accrue for any potential exposure from known insolvencies. Therefore, this statement should have minimal impact on the Company's financial condition, cash flows or results of operations.

Estimates The Company is required to make estimates and assumptions when preparing its financial statements and accompanying notes in conformity with generally accepted accounting principles (GAAP). Actual results could differ from those estimates.

Reclassifications Certain amounts in the financial statements for prior periods were classified to conform with the 1997 presentation.

2. INVESTMENTS

The components of pretax investment income at December 31 were:

  (millions)                                    1997           1996           1995


Held-to-maturity: fixed maturities             $   --         $   --         $ 15.8
Available-for-sale:fixed maturities             219.1          183.9          140.3
                   equity securities             24.6           27.7           23.9
Short-term investments                           31.2           14.2           19.1
                                               ------         ------         ------
   Investment income                            274.9          225.8          199.1
                                               ------         ------         ------

Gross realized gains:
  Held-to-maturity:  fixed maturities              --             --             .8
  Available-for-sale:fixed maturities            56.9           23.9           49.0
                     equity securities          121.4           39.7           32.5
  Short-term investments                           --             --             .1
Gross realized losses:
  Held-to-maturity:  fixed maturities              --             --            (.6)
  Available-for-sale:fixed maturities           (36.9)         (29.6)         (22.3)
                      equity securities         (42.9)         (26.9)         (12.8)
                                               ------         ------         ------
   Net realized gains on security sales          98.5            7.1           46.7
                                               ------         ------         ------
                                               $373.4         $232.9         $245.8
                                               ======         ======         ======


During 1997, the Company sold $178.4 million (proceeds of $200.8 million) of non-investment-grade commercial mortgage-backed securities, recognizing a net realized gain of $22.4 million and accounted for the transaction in accordance with SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

The composition of the investment portfolio at December 31 was:

  (millions)                                                                             GROSS           GROSS
                                                                                    UNREALIZED      UNREALIZED          MARKET
                                                                          COST           GAINS          LOSSES           VALUE
1997
Available-for-sale:
  U.S. government obligations                                        $     918.1     $       2.1     $       (.6)     $    919.6
  State and local government obligations                                 1,231.8            32.6             (.2)        1,264.2
  Foreign government obligations                                            57.6             1.0             (.1)           58.5
  Corporate debt securities                                                 89.2              .8            --              90.0
  Asset-backed securities                                                1,501.4            23.9            (5.3)        1,520.0
  Other debt securities                                                     38.7              .7             (.3)           39.1
                                                                     -----------     -----------     -----------      ----------
                                                                         3,836.8            61.1            (6.5)        3,891.4
  Preferred stocks                                                         333.9            15.1             (.2)          348.8
  Common stocks                                                            501.9           139.0           (20.1)          620.8
Short-term investments                                                     409.4            --              --             409.4
                                                                     -----------     -----------     -----------      ----------
                                                                     $   5,082.0     $     215.2     $     (26.8)     $  5,270.4
                                                                     ===========     ===========     ===========      ==========

1996
Available-for-sale:
  U.S. government obligations                                        $     830.1     $       1.5     $      (2.5)     $    829.1
  State and local government obligations                                 1,314.7            24.0            (7.4)        1,331.3
  Foreign government obligations                                            48.7             2.4            --              51.1
  Corporate debt securities                                                 48.6             2.2            --              50.8
  Asset-backed securities                                                1,084.3            10.5            (6.5)        1,088.3
  Other debt securities                                                     57.7              .9            --              58.6
                                                                     -----------     -----------     -----------      ----------
                                                                         3,384.1            41.5           (16.4)        3,409.2
  Preferred stocks                                                         333.8             8.5             (.7)          341.6
  Common stocks                                                            458.9            92.9           (11.7)          540.1
                                                                     -----------     -----------     -----------      ----------
Short-term investments                                                     159.7            --              --             159.7
                                                                     -----------     -----------     -----------      ----------
                                                                     $   4,336.5     $     142.9     $     (28.8)     $  4,450.6
                                                                     ===========     ===========     ===========      ==========

Changes in net unrealized gains (losses) on fixed maturities and equity securities were:

  (millions)                                                                              1997            1996            1995


Unrealized gains (losses):
  Held-to-maturity:fixed maturities                                                  $      --       $      --        $     (6.2)
                                                                                     ===========     ===========      ==========
  Available-for-sale: fixed maturities                                               $      29.5     $     (18.3)     $     86.1
                   equity securities                                                        44.8            53.7            40.0
  Deferred income taxes                                                                    (26.0)          (12.5)          (44.3)
                                                                                     -----------     -----------      ----------
                                                                                     $      48.3     $      22.9      $     81.8
                                                                                     ===========     ===========      ==========


The composition of fixed maturities by maturity at December 31, 1997 was:

  (millions)                                                                                                            MARKET
                                                                                                          COST           VALUE


Less than one year                                                                                   $     375.6      $    379.6
One to five years                                                                                        2,039.7         2,066.6
Five to ten years                                                                                        1,198.0         1,216.8
Ten years or greater                                                                                       223.5           228.4
                                                                                                     -----------      ----------
                                                                                                     $   3,836.8      $  3,891.4
                                                                                                     ===========      ==========


Asset-backed securities are reported based upon their projected cash flows. All other securities which do not have a single maturity date are reported at average maturity.

At December 31, 1997, bonds in the principal amount of $67.3 million were on deposit with various regulatory agencies to meet statutory requirements. Securities with a market value of $25.9 million were held at December 31, 1997, by a bankruptcy remote subsidiary and are not available to the general creditors of the Company.

The components of derivative instruments held or issued for purposes other than trading were:

  (millions)                                                                        market value/               contract/
                                                                                  carrying value at         notional value at
                                                                                    december 31,              december 31,
                                                                                -----------------------   -------------------------
                                                                                    1997         1996         1997         1996
Forward and future positions:
  Assets                                                                        $       .8   $      (.3)  $     13.7    $     16.5
  Liabilities                                                                          (.1)          .8         13.4          34.0
Foreign currency forward and future positions:
  Assets                                                                               (.7)          .5         50.9          62.0
  Liabilities                                                                          1.7          1.0         67.2         145.4
                                                                                -----------------------   ------------------------
                                                                                $      1.7   $      2.0   $    145.2    $    257.9
                                                                                =======================   ========================


Derivative instruments classified as held or issued for purposes other than trading are used to manage the risks and enhance the yields of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio or hedged securities. Derivative instruments may also be used for trading purposes. During 1997, net losses of $.7 million (gross gains of $9.9 million; gross losses of $10.6 million) in the trading portfolio were not material to the Company's results of operations and are included in the results of the available-for-sale portfolio. At December 31, 1997, the Company had short trading positions in foreign currency and commodity futures with net market values of $1.1 million and notional values of $64.4 million; the average market values for long and short positions in 1997 were $.5 million and $.4 million, respectively. At December 31, 1996, the Company did not have any open derivative trading positions.

  For all derivative positions, net cash requirements are limited to changes in market values, which may vary based upon changes in interest rates, currency exchange rates and other factors. Exposure to credit risk is limited to the carrying value; unless otherwise noted, collateral is not required to support the credit risk.

  As of December 31, 1997, the Company had open investment funding commitments of $80.6 million. The Company had no uncollateralized lines or letters of credit as of December 31, 1997 or 1996.

3. STATUTORY FINANCIAL INFORMATION

At December 31, 1997, $234.3 million of consolidated statutory policyholders' surplus represents net admitted assets of the Company's insurance subsidiaries that are required to meet minimum statutory surplus requirements in the subsidiaries' states of domicile. The subsidiaries may be licensed in states, other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance subsidiaries that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the subsidiaries are licensed.

  During 1997, the insurance and other subsidiaries paid aggregate cash dividends of $108.1 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $191.9 million in 1998 without prior approval from regulatory authorities.

  Statutory policyholders' surplus was $1,725.3 million and $1,292.4 million at December 31, 1997 and 1996, respectively. Statutory net income was $274.7 million, $277.9 million and $200.0 million for the years ended December 31, 1997, 1996 and 1995, respectively.

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



4. LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Activity in the loss and loss adjustment expense reserves, prepared in accordance with GAAP, is summarized as follows:

  (millions)                                                                              1997            1996            1995


Balance at January 1                                                                 $   1,800.6     $   1,610.5      $  1,434.4
  Less reinsurance recoverables on unpaid losses                                           267.7           296.1           334.2
                                                                                     -----------     -----------      ----------
Net balance at January 1                                                                 1,532.9         1,314.4         1,100.2
                                                                                     -----------     -----------      ----------
Net reserves of subsidiary purchased                                                        82.2            --              --
                                                                                     -----------     -----------      ----------
Incurred related to:
  Current year                                                                           3,070.8         2,341.9         2,000.4
  Prior years                                                                             (103.3)         (105.8)          (56.6)
                                                                                     -----------     -----------      ----------
   Total incurred                                                                        2,967.5         2,236.1         1,943.8
                                                                                     -----------     -----------      ----------
Paid related to:
  Current year                                                                           1,971.5         1,424.7         1,204.3
  Prior years                                                                              743.6           592.9           525.3
                                                                                     -----------     -----------      ----------
   Total paid                                                                            2,715.1         2,017.6         1,729.6
                                                                                     -----------     -----------      ----------
Net balance at December 31                                                               1,867.5         1,532.9         1,314.4
  Plus reinsurance recoverables on unpaid losses                                           279.1           267.7           296.1
                                                                                     -----------     -----------      ----------
Balance at December 31                                                               $   2,146.6     $   1,800.6      $  1,610.5
                                                                                     ===========     ===========      ==========


Because the Company is primarily an insurer of motor vehicles, it has limited exposure for environmental, product and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known by it. The Company does not believe that these claims will have a material impact on the Company's liquidity, financial condition, cash flows or results of operations.

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



5. REINSURANCE

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As of December 31, 1997 and 1996, 44% and 52%, respectively, of the "prepaid reinsurance premiums" and 60% and 68%, respectively, of the "reinsurance recoverables" relate to CAIP, for which the Company retains no indemnity risk.

The effect of reinsurance on premiums written and earned as of December 31 is as follows:

  (millions)                      1997                              1996                             1995
                       --------------------------       ----------------------------      ---------------------------
                        WRITTEN           EARNED         WRITTEN           EARNED          WRITTEN           EARNED


Direct premiums        $4,825.2         $4,382.9         $3,638.4         $3,380.7         $3,068.9         $2,895.9
  Assumed                    --               --              3.8              3.8               .1               .1
  Ceded                  (160.1)          (193.4)          (200.5)          (185.2)          (156.2)          (168.8)
                       --------------------------       ----------------------------      ---------------------------
Net premiums           $4,665.1         $4,189.5         $3,441.7         $3,199.3         $2,912.8         $2,727.2
                       ==========================       ============================      ===========================

Losses and loss adjustment expenses are net of reinsurance ceded of $150.8 million in 1997, $117.3 million in 1996 and $104.1 million in 1995.



6. INCOME TAXES

Significant components of the Company's income tax provision were as follows:

  (millions)                                                                              1997            1996            1995


Current tax provision                                                                $     241.6     $     163.9      $    104.9
Deferred tax benefit                                                                       (63.1)          (35.9)           (9.5)
                                                                                     -----------     -----------      ----------
  Total income tax provision                                                         $     178.5     $     128.0      $     95.4
                                                                                     ===========     ===========      ==========


The provision for income taxes in the accompanying consolidated statements of income differs from the statutory rate as follows:

  (millions)                                                   1997                     1996                      1995
                                                       ----------------------   ----------------------    ---------------------


Income before income taxes                             $    578.5               $     441.7               $     345.9
                                                       ==========               ===========               ===========
Tax at statutory rate                                  $    202.5        35%    $     154.6        35%    $     121.1       35%
Tax effect of:
  Exempt interest income                                    (19.6)       (3)          (21.1)       (5)          (21.9)      (6)
  Dividends received deduction                               (7.0)       (1)           (7.7)       (2)           (5.7)      (2)
  Other items, net                                            2.6        --             2.2         1             1.9        1
                                                       ----------------------   ----------------------    ---------------------
                                                       $    178.5        31%    $     128.0        29%    $      95.4       28%
                                                       ======================   ======================    =====================


Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 1997 and 1996, the components of the net deferred tax assets were as follows:

  (millions)                                                           1997            1996


Deferred tax assets:
  Unearned premium reserve                                        $     132.1      $     96.7
  Non-deductible accruals                                                37.0            38.8
  Derivative instruments                                                  6.9             2.8
  Capitalized expenditures                                               12.7             8.3
  Loss reserves                                                          93.8            63.5
  Other                                                                  12.3             2.8
Deferred tax liabilities:
  Deferred acquisition costs                                            (88.7)          (70.0)
  Unrealized gains                                                      (66.1)          (40.1)
                                                                  -----------      ----------
Net deferred tax assets                                           $     140.0      $    102.8
                                                                  ===========      ==========


The Company is able to demonstrate that the benefit of its deferred tax assets is fully realizable.

7. EMPLOYEE BENEFIT PLANS

Retirement Plans The Company has a two-tiered Retirement Security Program. The first tier is a defined contribution pension plan covering all employees who meet requirements as to age and length of service. Contributions vary from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service. Company contributions were $5.1 million in 1997, $4.2 million in 1996 and $3.6 million in 1995.

  The second tier is a long-term savings plan under which the Company matches, into a Company stock account, amounts contributed to the plan by an employee up to a maximum of 3% of the employee's eligible compensation. Company contributions were $7.3 million in 1997, $5.8 million in 1996 and $4.4 million 1995.

  The Company has a defined benefit pension plan which covered employees hired before January 1, 1989, who met requirements as to age and length of service. This plan and future benefit accruals were frozen on December 31, 1993 and the Company recognized a $1.5 million gain; the benefits accruals through the date the plan was frozen were based on years of service and career average compensation up to the Social Security tax base. As of December 31, 1997, the Company had a pension asset of $2.0 million, compared to pension liabilities of $1.2 million and $1.5 million in 1996 and 1995, respectively. The Company recognized income of $.1 million, $0 and $.2 million in 1997, 1996 and 1995, respectively. The Company's funding policy is to contribute annually the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. There is no past service liability requiring funding by the Company.

Postemployment Benefits The Company provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits including workers' compensation and, if elected, continuation of health care benefits. The Company's liability was $1.5 million at December 31, 1997 and 1996.

Postretirement Benefits The Company provides postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. The Company recognized expenses of $.2 million in 1997, $.4 million in 1996 and $.3 million in 1995. The Company's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future.

Deferred Compensation The Company maintains The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan), which permits eligible executives to defer receipt of some or all of their annual bonuses or other incentive awards. These deferred amounts are deemed invested in one or more investment funds, including Common Shares of the Company, offered under the Deferral Plan. All distributions from the Deferral Plan will be made in cash, except that distributions representing amounts deemed invested in Common Shares will be made in Common Shares. The Company reserved 300,000 Common Shares for issuance under the Deferral Plan. The Company established an irrevocable grantor trust to provide a source of funds to assist the Company in meeting its liabilities under the Deferral Plan. At December 31, 1997 and 1996, the trust held assets of $6.4 million and $2.6 million, respectively, of which $1.4 million and $.7 million were held in Common Shares, to cover its liabilities.

Incentive Compensation Plans The Company's 1989 Incentive Plan and 1995 Incentive Plan provide for the granting of stock options and other stock-based awards to key employees of the Company. The 1989 Incentive Plan has 6,500,000 shares authorized and the 1995 Incentive Plan has 5,000,000 shares authorized. Outside of the Incentive Plans, the Company registered 1,425,000 Common Shares relating to stock options granted to key employees of the Company. The nonqualified stock options granted are for periods up to ten years, become exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All options granted have an exercise price equal to the market value of the Common Shares on the date of grant.

A summary of all stock option activity during the three years ended December 31 follows:

                                             1997                             1996                             1995
                                  -----------------------------    -----------------------------    -----------------------------
                                                       WEIGHTED                         WEIGHTED                         WEIGHTED
                                  NUMBER OF             AVERAGE    NUMBER OF             AVERAGE    NUMBER OF             AVERAGE
OPTIONS OUTSTANDING                  SHARES      EXERCISE PRICE       SHARES      EXERCISE PRICE       SHARES      EXERCISE PRICE

Beginning of year                 5,109,390         $     28.09    4,943,324         $     23.76    5,263,822         $     19.49
  Add (deduct):
  Granted                           726,889               69.82      852,989               47.52      888,725               38.27
  Exercised                        (758,580)              17.44     (454,348)              14.89     (861,802)              11.54
  Cancelled                        (108,735)              41.07     (232,575)              32.95     (347,421)              26.51
                                  -----------------------------    -----------------------------    -----------------------------
End of year                       4,968,964         $     35.52    5,109,390         $     28.09    4,943,324         $     23.76
                                  =============================    =============================    =============================
Exercisable, end of year          1,497,050         $     15.53    1,561,428         $     15.75      984,099         $     12.61
                                  =============================    =============================    =============================
Available, end of year            5,054,407                        5,672,561                        6,292,975
                                  =========                        =========                        =========

The following options were outstanding or exercisable as of December 31, 1997:

                                        OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                          ---------------------------------------------------    ----------------------------
                                          WEIGHTED AVERAGE         WEIGHTED                         WEIGHTED
RANGE  OF                    NUMBER OF           REMAINING          AVERAGE       NUMBER OF          AVERAGE
EXERCISE PRICES                 SHARES    CONTRACTUAL LIFE   EXERCISE PRICE          SHARES   EXERCISE PRICE

$ 9 - 20                      1,440,741         3.15 years      $     14.74        1,440,741       $14.74
 21 - 40                      1,959,620         6.12 years            33.14           39,370        30.63
 41 - 60                        838,487         7.97 years            47.09           14,912        45.09
 61 - 80                        706,377         8.99 years            68.64            2,027        65.88
 81 - 120                        23,739         9.03 years           101.72               --           --
                              ---------                                            ---------
$ 9 - 120                     4,968,964                                            1,497,050
                              =========                                            =========

During 1996, the Company adopted the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 requires a fair-value based method of accounting for stock-based compensation. To calculate the fair value of the options awarded, the Company elected to use the Black-Scholes pricing model which produced a value of 43.2% for 1997 awards, 41.4% for 1996 awards and 42.8% for 1995 awards. The following assumptions were used to derive the ratio: a 7-year option term; an annualized volatility rate of .255 for 1997, .246 for 1996 and .275 for 1995; a risk-free rate of return of 6.63% for 1997, 6.69% for 1996 and 6.53% for 1995; and a dividend yield of .25% for 1997 and .5% for both 1996 and 1995. The Company elected to account for terminations when they occur rather than include an attrition factor into its model.



If compensation cost had been measured based on the fair-value based accounting method under SFAS 123, the following would have been disclosed for December 31:

  (millions-except per share amounts)                                                     1997            1996            1995


PRO FORMA
  Net income                                                                         $     393.5     $     310.3      $    249.1
                                                                                     ===========     ===========      ==========
  Earnings per share
   Basic                                                                             $      5.46    $       4.24     $      3.35
   Diluted                                                                                  5.22            4.09            3.24


The effect of applying SFAS 123 in the current year is not representative of the effect on income for future years since each subsequent year will reflect expense for additional years' vesting.

The amounts charged to income for incentive compensation plans, including executive cash bonus programs for key members of management and a gainsharing program for all other employees, were $85.8 million in 1997, $45.3 million in 1996 and $33.9 million in 1995.



8. DEBT

During 1997, bank borrowings of $1.2 million were outstanding for three days at an average annual interest rate of 5.8%. Debt includes amounts the Company has borrowed and contributed to the capital of its insurance subsidiaries or borrowed for other long-term purposes.

Debt at December 31 consisted of:

  (millions)                                                                            1997                      1996
                                                                                -----------------------   ----------------------
                                                                                               MARKET                   MARKET
                                                                                    COST        VALUE         COST       VALUE


7.30% Notes, due 2006 (issued: $100.0, May 1996)                                $     99.7   $    105.3   $     99.6  $    101.7
6.60% Notes, due 2004 (issued: $200.0, January 1994)                                 198.9        200.7        198.8       197.1
7% Notes, due 2013 (issued: $150.0, October 1993)                                    148.4        154.4        148.3       144.3
8 3/4% Notes, due 1999 (issued: $30.0, May 1989)                                      29.7         30.9         29.5        31.6
10% Notes, due 2000 (issued: $150.0, December 1988)                                  149.6        164.6        149.6       167.8
10 1/8% Subordinated Notes, due 2000 (issued: $150.0, December 1988)                 149.6        164.6        149.5       168.4
Other debt                                                                            --           --             .4          .4
                                                                                -----------------------   ----------------------
                                                                                $    775.9   $    820.5   $    775.7  $    811.3
                                                                                =======================   ======================

All debt is noncallable with interest payable semiannually.

In May 1990, the Company entered into a revolving credit arrangement with National City Bank, which is reviewed by the bank annually. Under this agreement, the Company had the right to borrow up to $50.0 million. In February 1994, the Company reduced this revolving credit arrangement to $20.0 million and, in May 1997, further reduced it to $10.0 million. By selecting from available credit options, the Company may elect to pay interest at rates related to the London interbank offered rate, the bank's base rate or at a money market rate. A commitment fee is payable on any unused portion of the committed amount at the rate of .125 percent per annum. The Company had no borrowings under this arrangement at December 31, 1997 or 1996.
  As of December 31, 1997, the Company was in compliance with its debt covenants.
  Aggregate principal payments on debt outstanding at December 31, 1997, are $0 for 1998, $30.0 million for 1999, $300.0 million for 2000, $0 for 2001 and 2002 and $450.0 million thereafter.


9. SEGMENT INFORMATION

The operating segments of the Company are classified into Insurance and Service. Expense allocations are based on assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets to segments.


For the years ended December 31,                         1997                        1996                        1995
                                                -------------------------   -------------------------   ------------------------
                                                                 PRETAX                      PRETAX                     PRETAX
                                                 REVENUES PROFIT (LOSS)      REVENUES PROFIT (LOSS)     REVENUES PROFIT (LOSS)


Insurance operations                            $   4,189.5   $     278.2   $   3,199.3   $     272.1   $  2,727.2    $    156.6
Service operations                                     45.3           1.4          46.2           4.3         38.9           8.7
                                                -------------------------   -------------------------   ------------------------
  Total operations                                  4,234.8         279.6       3,245.5         276.4      2,766.1         165.3
Total investment income                               373.4         373.4         232.9         232.9        245.8         245.8
Interest expense and other costs                       --           (74.5)         --           (67.6)        --           (65.2)
                                                -------------------------   -------------------------   ------------------------
                                                $   4,608.2   $     578.5   $   3,478.4   $     441.7   $  3,011.9    $    345.9
                                                =========================   =========================   ========================


10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Information about specific valuation techniques and related fair value detail is provided in Note 1--Reporting and Accounting Policies, Note 2 -- Investments and
Note 8-- Debt. Pursuant to SFAS 119, the cost and market value of the financial instruments as of December 31 are summarized as follows:

  (millions)                                              1997                              1996
                                              -------------------------         -------------------------
                                                                 MARKET                            MARKET
                                                  COST            VALUE             COST            VALUE
Investments:
  Available-for-sale: fixed maturities        $3,836.8         $3,891.4         $3,384.1         $3,409.2
                   preferred stocks              333.9            348.8            333.8            341.6
                   common stocks                 501.9            620.8            458.9            540.1
  Short-term investments                         409.4            409.4            159.7            159.7
Debt                                            (775.9)          (820.5)          (775.7)          (811.3)


11. LITIGATION

The Company is named as defendant in various lawsuits generally relating to its insurance operations. Numerous legal actions arise from claims made under insurance policies issued by the subsidiaries or in connection with previous reinsurance agreements. These actions were considered by the Company in establishing its loss and loss adjustment expense reserves. The Company believes that the ultimate disposition of these and other pending lawsuits will not materially impact the Company's financial position, cash flows or results of operations.


12. CONTRACTUAL COMMITMENTS

The Company has operating lease commitments and service agreements with terms greater than one year for equipment, office space and telecommunications services, some with options to renew at the end of the contract periods. The minimum commitments under such noncancelable leases and service contracts at December 31, 1997 are as follows (in millions): 1998--$36.2; 1999--$21.6;
2000--$13.2; 2001--$6.6; 2002--$3.8; and thereafter--$1.1. Total expense incurred by the Company for such purposes for 1997, 1996 and 1995 was $83.3 million, $57.5 million and $51.3 million, respectively.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

The consolidated financial statements and the related notes on pages 36 through 48, together with the supplemental information on pages 53 through 59, should be read in conjunction with the following discussion of the consolidated financial condition and results of operations.

Financial Condition The Progressive Corporation is a holding company and does not have any revenue producing operations of its own. It receives cash through borrowings, equity sales, subsidiary dividends and other transactions, and may use the proceeds to contribute to the capital of its insurance subsidiaries in order to support premium growth, to repurchase its Common Shares and other outstanding securities, to retire its outstanding indebtedness, and for other business purposes. During 1997, the Company repurchased 30,193 of its Common Shares at a total cost of $2.9 million to offset obligations under various employee benefit plans.

  During the three-year period ended December 31, 1997, the Company repurchased
1.0 million of its Common Shares at a total cost of $44.8 million (average $43.37 per share), .3 million of its 9 3/8% Serial Preferred Shares, Series A, at a total cost of $8.3 million (average $25.62 per share) and redeemed its remaining Preferred Shares at a total cost of $82.1 million ($25.00 per share). The Company also sold $100.0 million of Notes. During the same period, The Progressive Corporation received $50.8 million from its subsidiaries, net of capital contributions made to these subsidiaries. The regulatory restrictions on subsidiary dividends are described in Note 3 to the financial statements.

  The Company has substantial capital resources and is unaware of any trends, events or circumstances that are reasonably likely to affect its capital resources in a material way. The Company also has available a $10.0 million revolving credit agreement. With its 27% debt to capital ratio, management believes the Company has sufficient borrowing capacity and other capital resources to support current and anticipated growth.

  The Company's insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. For the three years ended December 31, 1997, operations generated a positive cash flow of $1,917.5 million, and cash flow is expected to be positive in both the short-term and reasonably foreseeable future. The Company's substantial investment portfolio is highly liquid, consisting almost entirely of readily marketable securities.

  In March 1997, the Company acquired Midland Financial Group, Inc. by purchasing all of Midland's outstanding stock for about $50 million in cash. Midland underwrites and markets nonstandard private passenger automobile insurance through approximately 3,700 independent agents across 11 states, primarily in the southern and western United States. During 1997, Midland wrote $66.1 million of net premiums written.

  Total capital expenditures for the three years ended December 31, 1997, aggregated $196.0 million. During 1997, the Company made substantial investments in property and equipment to support its infrastructure. In December 1997, the Company purchased approximately 72 acres in Tampa, Florida to construct a three-building regional call center. It is estimated that, when completed, this facility will consist of approximately 307,000 square feet of space. The cost of the project is currently estimated at $42.0 million and $8.3 million has been paid as of December 31, 1997. The project is scheduled to be completed by the end of 1998. In addition, in November 1997, the Company purchased 91 acres in Mayfield Village, Ohio to construct an office complex, near the site of its current corporate headquarters. This office complex is part of a five-year cooperative effort with Mayfield Village to develop over 300 acres -- Progressive would serve as the anchor corporate user with additional business users and recreational facilities on the site. The Company plans to construct three buildings containing a total of approximately 485,000 square feet, in 1998, and could build up to three additional buildings, containing about 500,000 square feet in total, in the future. The first phase of this project is estimated to cost $63.5 million. As of December 31, 1997, $5.3 million has been paid. The construction projects will be funded through operating cash flows or the issuance of new debt securities.

  In July 1995, the Company began converting its computer systems to be year 2000 compliant (e.g. to recognize the difference between '99 and '00 as one year instead of negative 99 years). The Company has evaluated internal production systems, hardware and software products, facilities implications, and interactions with business partners in relation to year 2000 issues. As of December 31, 1997, the Company has completed approximately 70% of its efforts to bring the production systems in compliance, with substantially all production systems expected to be compliant by the end of 1998. The total cost to modify these existing production systems, which include both internal and external costs of programming, coding and testing, is estimated to be $6.4 million, of which $3.1 million has been expensed as of December 31, 1997. The Company is also in the process of replacing some of its systems during 1998 with new systems which, in addition to being year 2000 compliant, will add increased functionality to the Company. The total cost of these systems, which include both internal and external costs, is estimated to be $4.8 million, and the projects are expected to be substantially complete by the end of 1998. As of December 31, 1997, $2.4 million has been expensed for these systems. All costs are being funded through operating cash flow. The Company continually evaluates computer hardware and software upgrades and, therefore, many of the costs to replace existing items with year 2000 compliant upgrades are not likely to be incremental costs to the Company. It is estimated that the majority of these upgrades will be completed in 1998. During 1998, the Company will continue to contact its business partners (e.g. agents, banks, credit bureaus, motor vehicle departments, rating agencies, etc.) to determine their status of compliance and to assess the impact of noncompliance to the Company. The Company believes that it is taking the necessary measures to mitigate issues that may arise relating to the year 2000. During 1998, the Company will develop contingency plans relating to year 2000 compliance issues, either internal or external, that cannot be guaranteed to be timely completed. To the extent any additional issues arise, the Company will evaluate the impact on its financial condition, cash flows and results of operations and, if material, make the necessary disclosures.

                 The Progressive Corporation and Subsisiaries

Investments The Company invests in fixed-maturity, equity and short-term securities. The Company's investment strategy recognizes its need to maintain capital adequate to support its insurance operations. The Company evaluates the risk/reward trade-offs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity of the investment portfolio.

  The majority of the portfolio is invested in high-grade, fixed-maturity securities, of which short- and intermediate-term securities represented $4,024.9 million, or 76.4%, at the end of 1997, compared to $3,275.6 million, or 73.6%, at the end of 1996. Long-term investment-grade securities, including greater than 10-year expected principal paydowns, were $143.4 million, or 2.7%, at the end of 1997, compared to $187.5 million, or 4.2%, at the end of 1996. Non-investment-grade fixed-maturity securities were $132.5 million, or 2.5%, at the end of 1997, compared $105.8 million, or 2.4%, at the end of 1996, and offer the Company higher returns and added diversification without a significant adverse effect on the stability and quality of the investment portfolio as a whole. Non-investment-grade securities may involve greater risks often related to creditworthiness, solvency and relative liquidity of the secondary trading market. The duration of the fixed-income portfolio was 3.3 years at December 31, 1997, compared to 3.2 years at December 31, 1996.

  A portion of the investment portfolio was invested in marketable equity securities. Common stocks represented $620.8 million, or 11.8% of the portfolio, at the end of 1997, compared to $540.1 million, or 12.1%, a year earlier. Foreign equities, which may include stock index futures and foreign currency forwards, comprised $106.0 million of the common stock portfolio at the end of 1997, and $149.5 million at the end of 1996. As of December 31, 1997, the Company's Japanese equity holdings represented 1.5% of the common stock portfolio. The remainder of the equity portfolio of $348.8 million, or 6.6%, at the end of 1997, compared to $341.6 million, or 7.7%, at the end of 1996, was comprised of over 80% of fixed-rate preferred stocks with mechanisms that are expected to provide an opportunity to liquidate at par.

  As of December 31, 1997, the Company's portfolio had $188.4 million in unrealized gains, compared to $114.1 million a year earlier. This increase in value was the result of increased stock prices as the S&P 500 index rose from
740.7 to 970.4 and decreased interest rate levels as evidenced by the .3% decrease in the 3-year treasury note.

  The weighted average fully taxable equivalent book yield of the portfolio was 6.6%, 6.7% and 6.9% for the years ended December 31, 1997, 1996 and 1995, respectively.

  As of December 31, 1997, the Company held $1,520.0 million of asset-backed securities, which represented 28.8% of the total investment portfolio. The portfolio included collateralized mortgage obligations (CMO) and commercial mortgage-backed obligations (CMB) totaling $283.2 million and $776.7 million, respectively. The remainder of the asset-backed portfolio was invested primarily in auto loan and other asset-backed securities. As of December 31, 1997, the CMO portfolio included busted planned amortization class bonds and sequential bonds representing 94.1% of the CMO portfolio ($266.4 million) with an average life of
3.0 years, and planned amortization class bonds representing 5.9% of the CMO portfolio ($16.8 million) with an average life of .5 years. At December 31, 1997, the CMO portfolio had a weighted average Moody's or Standard & Poor's rating of AAA and the CMB portfolio had an average life of 7.4 years and a weighted average Moody's or Standard & Poor's rating of AA. At December 31, 1997, the CMO and CMB portfolios had unrealized gains of $1.6 million and $14.0 million, respectively. The single largest unrealized loss in any individual CMO security was $.2 million and in any CMB security was $1.1 million, at December 31, 1997. The CMB portfolio includes $149.6 million of CMB interest-only certificates, which had an average life of 6.9 years and a weighted average Moody's or Standard & Poor's rating of AAA at December 31, 1997. Both the CMO and CMB portfolios are highly liquid with readily available quotes and contain no residual interests. During 1997, the Company sold $178.4 million (proceeds of $200.8 million) of non-investment-grade CMB securities to a third- party purchaser. The purchaser subsequently transferred the securities to a trust as collateral in a resecuritized debt offering. The transaction was accounted for as a sale under Statement of Financial Accounting Standards (SFAS) 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," resulting in a net gain of $22.4 million. A bankruptcy remote subsidiary of the Company acquired $22.8 million (market value of $25.9 million) of the resecuritized debt. This portion of the transaction was not accounted for as a sale in accordance with SFAS 125.

  Investments in the Company's portfolio have varying degrees of risk. The primary market risk exposure to the fixed-income portfolio is interest rate risk, which is limited by managing duration to a defined range of 1.8 to 5 years. The distribution of maturities and convexity are monitored on a regular basis. Common stocks and similar investments, which generally have greater risk and volatility of market value, are limited to a target of 15%, with a range of 0 to 25%. Market values, along with industry and sector concentrations of common stocks and similar investments, are monitored daily. Exposure to foreign currency exchange risk is limited by Company restrictions and is monitored regularly. Exposures are evaluated individually and as a whole, considering the effects of cross correlation. For the quantitative market risk disclosures, see page 54. The Company regularly examines its portfolio for evidence of impairment. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to: (i) interest rates, (ii) market-related factors other than interest rates and (iii) financial conditions, business prospects and other fundamental factors specific to the issuer. Declines attributable to issuer fundamentals are reviewed in further detail. Available evidence is considered to estimate the realizable value of the investment. When a security in the Company's investment portfolio has a decline in market value which is other than temporary, the Company is required by generally accepted accounting principles (GAAP) to reduce the carrying value of such security to its net realizable value.

  Derivative instruments are primarily used to manage the risks and enhance the returns of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio or hedged securities. Derivative instruments may also be used for trading purposes. During 1997, net activity in the trading portfolio was not material to the Company's financial position, cash flows and results of operations. Net cash requirements of derivative instruments are limited to changes in market values which may vary based upon changes in interest rates and other factors. Exposure to credit risk is limited to the carrying value; collateral is not required to support the credit risk. The Company has stringent restrictions on the amount of open positions in the trading portfolios, limiting exposure to levels management deems acceptable. At December 31, 1997, trading positions had a net market value of $1.1 million; at December 31, 1996, there were no trading positions.

Results of Operations Operating income, which excludes net realized gains and losses from security sales and one-time items, was $336.0 million, or $4.46 per share, in 1997, $309.1 million, or $4.12 per share, in 1996 and $220.1 million, or $2.85 per share, in 1995. The GAAP combined ratio was 93.4 in 1997, 91.5 in 1996 and 94.3 in 1995.

  Direct premiums written increased 33% to $4,825.2 million in 1997, compared to $3,638.4 million in 1996 and $3,068.9 million in 1995. Net premiums written increased 36% to $4,665.1 million in 1997, compared to $3,441.7 million in 1996 and $2,912.8 million in 1995. The difference between direct and net premiums written is largely attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures (CAIP), for which the Company retains no indemnity risk, of $78.4 million in 1997, $99.5 million in 1996 and $105.4 million in 1995. The Company provided policy and claim processing services to 27 state CAIPs in 1997 and 1996, compared to 28 in 1995. Premiums earned, which are a function of the amount of premiums written in the current and prior periods, increased 31% in 1997, compared to 17% in 1996 and 24% in 1995.

  In the Company's core business units, which write insurance for private passenger automobiles, recreational vehicles and small fleets of commercial vehicles, net premiums written grew 33%, 19% and 21% in 1997, 1996 and 1995, respectively, reflecting an increase in unit sales driven by the Company's competitive rates. The Company decreased rates an average of .9% in 1997, compared to rate increases of 2.5% and 6.5% in 1996 and 1995, respectively. The Company continues to write, through multiple distribution methods, standard and preferred risks, which represented between 20% and 25% of total 1997 core business volume. In 1997, the Company used rating criteria based partially upon consumer financial responsibility. This approach has been approved by numerous regulators and is in use in the 31 states that represent 80% of the core business units' volume; the Company expects to complete rollout of this approach into the remaining states where it can be offered in 1998. The Company believes that its use of financial responsibility in auto insurance rating produces a more accurate distribution of losses among consumers and, therefore, produces more accurate pricing resulting in lower rates for most consumers. In addition, in order to encourage writing more standard and preferred risks and to improve customer retention, the Company in 1996 adjusted its contingent cash incentive compensation program for employees to reflect the increase in value created by adding new customers. The Company believes that growing the numbers of policyholders, particularly standard and preferred risks with their higher retention rates, builds intrinsic value because renewals are more profitable than first year business. The drive to add customers faster resulted in more spending to promote the Progressive brand and to hire and develop more claim adjusters and customer service representatives, and the Company expects this to continue at least in the near term. These costs, along with lower margins on first year business, are likely to bring profit margins more in line with the Company's objective of achieving a 4% underwriting profit margin over the entire retention period of an insured. In 1997, the core business units generated an underwriting profit margin of 7%, compared to 8% in 1996 and 5% in 1995.

  Claim costs, the Company's most significant expense, represent actual payments made and changes in estimated future payments to be made to or on behalf of its policyholders, including expenses required to settle claims and losses. These costs include a loss estimate for future assignments and assessments, based on current business, under state-mandated involuntary automobile programs. Claims costs are influenced by inflation and loss severity and frequency, the impact of which is mitigated by adequate pricing. Increases in the rate of inflation increase loss payments, which are made after premiums are established. Accordingly, anticipated rates of inflation are taken into account when the Company establishes premium rates and loss reserves. Claim costs, expressed as a percentage of premiums earned, were 71% in 1997, compared to 70% in 1996 and 71% in 1995.

  The Company writes directors and officers and other professional liability coverage for community banks and credit unions and, therefore, could potentially be exposed to liability for errors made by these institutions relating to the year 2000 conversion. To minimize its risk, in October 1997, the Company began including year 2000 exclusions in all new and renewal policies for commercial banks (representing approximately 70% of all policies written since that date) which have multi-year terms that extend beyond December 31, 1999. The Company is not currently aware of any other company in the industry that is including such exclusion provisions or increasing their premiums to cover potential exposure on year 2000 compliance issues. As a regulated industry, financial institutions are under pressure from government regulatory agencies and other interested parties to ensure they achieve readiness for the year 2000. The Company is monitoring its customers' compliance efforts and believes that substantially all such customers are pursuing plans to achieve year 2000 compliance. It is currently unknown whether the financial institutions will be able to completely avoid errors relating to year 2000 compliance and the Company is unable to predict to what extent such financial institutions will incur losses as a result of noncompliance and whether their directors and officers will be subject to individual liability for such noncompliance. At December 31, 1997, approximately 200 professional liability policies, or about 17% of all policies, do not contain year 2000 exclusion provisions and extend into the year 2000. In the event of a claim, applicable factual and coverage issues would have to be resolved. Based on information currently available and management's best estimate, the Company does not believe that it will incur any costs that will have a material impact on the Company's financial condition, cash flows or results of operations.

  Because the Company is primarily an insurer of motor vehicles, it has limited exposure for environmental, product and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known by it. Management does not believe that these claims will have a material impact on the Company's liquidity, financial condition, cash flows or results of operations.

  Policy acquisition and other underwriting expenses as a percentage of premiums earned were 23% in 1997, compared to 22% in 1996 and 23% in 1995. In 1997, the Company incurred additional expenses to support its infrastructure and to hire and train people in anticipation of growth. The Company also introduced its advertising campaign to 13 states during 1997, bringing the total number of states where the Company advertises to 19 (40 markets).

  Recurring investment income (interest and dividends) increased 22% to $274.9 million in 1997, compared to $225.8 million in 1996 and $199.1 million in 1995, primarily due to an increase in the size of the investment portfolio. Net realized gains on security sales were $98.5 million in 1997, $7.1 million in 1996 and $46.7 million in 1995. Investment expenses were $9.9 million in 1997, compared to $6.1 million in 1996 and $8.1 million in 1995; in 1997, the Company purchased a new portfolio management system and incurred expenses related to the sale of the commercial mortgage-backed securities.




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

         ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSES (LAE) DEVELOPMENT
               (not covered by report of independent accountants)


  (millions)

For the years ended
   December 31,            1987      1988     1989      1990     1991      1992     1993      1994(3)  1995      1996     1997


Loss and LAE
   reserves(1)            $ 471.0   $ 651.0  $ 748.6   $ 791.6  $ 861.5   $ 956.4 $1,012.4  $1,098.7 $1,314.4  $1,532.9 $1,867.5

Re-estimated
  reserves as of:
  One year later            446.6     610.3    685.4     748.8    810.0     857.9    869.9   1,042.1  1,208.6   1,429.6
  Two years later           422.2     573.4    677.9     726.5    771.9     765.5    837.8     991.7  1,149.5
  Three years later         402.4     581.3    668.6     712.7    718.7     737.4    811.3     961.2
  Four years later          403.9     575.1    667.1     683.7    700.1     725.2    794.6
  Five years later          399.6     578.4    654.7     666.3    695.1     717.3
  Six years later           400.2     582.2    647.1     664.8    692.6
  Seven years later         408.5     574.3    645.7     664.5
  Eight years later         408.1     574.4    645.4
  Nine years later          407.8     575.0
  Ten years later           408.5

Cumulative redundancy      $ 62.5    $ 76.0  $ 103.2   $ 127.1  $ 168.9   $ 239.1  $ 217.8   $ 137.5  $ 164.9   $ 103.3

Percentage(2)                13.3      11.7     13.8      16.1     19.6      25.0     21.5      12.5     12.6       6.7



The chart represents the development of the property-casualty loss and LAE reserves for 1987 through 1996. The reserves are re-estimated based on experience as of the end of each succeeding year and are increased or decreased as more information becomes known about the frequency and severity of claims for individual years. The cumulative redundancy represents the aggregate change in the estimates over all prior years.

(1) Represents loss and LAE reserves net of reinsurance recoverables on unpaid losses at the balance sheet date.

(2) Cumulative redundancy / loss and LAE reserves.

(3) In 1994, based on a review of its total loss reserves, the Company eliminated its $71.0 million "supplemental reserve."


--------------------------------------------------------------------------------

                        DIRECT PREMIUMS WRITTEN BY STATE
               (not covered by report of independent accountants)


  (millions)                1997                  1996                  1995                  1994                  1993
                      ------------------    ------------------    ------------------    ------------------    -----------------


Florida               $    663.0   13.7%    $    467.4   12.9%    $    421.9   13.7%    $    369.9   14.0%    $    265.6   13.5%
Texas                      509.4   10.6          349.9    9.6          313.2   10.2          246.4    9.3          146.6    7.4
New York                   446.3    9.2          358.0    9.8          225.6    7.4          195.2    7.4          170.4    8.7
Ohio                       404.3    8.4          340.8    9.4          284.1    9.3          232.0    8.8          175.9    8.9
California                 291.7    6.0          171.6    4.7          126.6    4.1          126.8    4.8           80.2    4.1
Georgia                    261.9    5.4          212.1    5.8          155.1    5.1          129.7    4.9          120.0    6.1
Pennsylvania               248.3    5.1          201.3    5.5          184.9    6.0          161.2    6.1          113.0    5.8
All other                2,000.3   41.6        1,537.3   42.3        1,357.5   44.2        1,183.9   44.7          894.7   45.5
                      ------------------    ------------------    ------------------    ------------------    -----------------
  Total               $  4,825.2  100.0%    $  3,638.4  100.0%    $  3,068.9  100.0%    $  2,645.1  100.0%    $  1,966.4  100.0%
                      ==================    ==================    ==================    ==================    ==================


                 The Progressive Corporation and Subsidiaries

                      QUANTITATIVE MARKET RISK DISCLOSURES
               (not covered by report of independent accountants)


Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 1997, and the potential for near term losses from reasonably possible near term changes in market rates or prices.


OTHER THAN TRADING FINANCIAL INSTRUMENTS

Financial instruments subject to interest rate risk as of December 31, 1997 were:

  (millions)                                                                            market value
                                                              -------------------------------------------------------------------

                                                               -200 bps      -100 bps                   +100 bps      +200 bps
                                                                 CHANGE        CHANGE        ACTUAL       CHANGE        CHANGE


U.S. government obligations                                   $   1,000.9    $    959.2   $     919.6   $    881.2    $    846.9
State and local government obligations                            1,322.5       1,297.4       1,264.2      1,230.0       1,197.0
Asset-backed securities                                           1,635.7       1,581.4       1,520.1      1,471.7       1,414.9
Other debt securities                                               197.1         192.4         187.6        183.1         178.7
Preferred stocks                                                    374.3         361.2         348.8        336.9         325.4
Short-term investments                                              409.4         409.4         409.4        409.4         409.4
Forward positions-liabilities                                        (2.2)         (1.1)         (0.1)          .8           1.7
                                                              -------------------------------------------------------------------
                                                              $   4,937.7    $  4,799.9   $   4,649.6   $  4,513.1    $  4,374.0
                                                              ====================================================================


Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. Bonds and preferred stocks are individually priced to yield to the worst case scenario. State and local government obligations, including lease deals and super sinkers, are assumed to hold their prepayment patterns. Asset-backed securities are priced assuming deal specific prepayment scenarios, considering the deal structure, prepayment penalties, yield maintenance agreements and the underlying collateral. Over 80% of the preferred stocks have mechanisms that are expected to provide an opportunity to liquidate at par.


Financial instruments subject to equity market risk as of December 31, 1997 were:

  (millions)                                                                                                 HYPOTHETICAL
                                                                                                             MARKET CHANGES
                                                                                                        -------------------------
                                                                                             MARKET
                                                                                              VALUE         +10%          -10%


Common stocks                                                                             $     620.8   $    675.8    $    565.8


The model represents the estimated value of the Company's common stock portfolio given a + (-) 10% change in the market, based on the common stock portfolio's weighted average beta of .84. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio's beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may effect price movement. Betas are not available for all securities. In such cases, the change in market value reflects a direct + (-) 10% change; the number of securities without betas is less than 25%. The common stock portfolio includes stock index futures with a market value of $.8 million.


Financial instruments subject to foreign currency risk as of December 31, 1997 were:

  (millions)                                                                                 MARKET       NOTIONAL    HYPOTHETICAL
                                                                                              VALUE         VALUE      GAIN (LOSS)
Canadian debt investments                                                                 $      58.5        N/A      $      5.8
Foreign equity investments                                                                      121.0        N/A            12.1
Foreign currency forwards-assets                                                                 (0.7)        50.9           5.1
Foreign currency forwards-liabilities                                                             1.7        (67.2)         (6.7)
                                                                                          -----------                 ----------
                                                                                          $     180.5                 $     16.3
                                                                                          ===========                 ==========

N/A = not applicable; notional value pertains only to derivative instruments.

                 The Progressive Corporation and Subsidiaries

The foreign equity portfolio, which may include stock index futures, foreign currency forwards and foreign preferred stocks, is comprised of numerous currencies, none of which are individually material. Therefore, sensitivity results are presented by class of financial instrument. The model calculates a gain or loss in market value if the U.S. dollar depreciates by 10% to the respective currency. The model does not attempt to reflect the correlation of multiple currencies to changes in the U.S. dollar. At December 31, 1997, the Company did not have any cross currency exposures.



TRADING FINANCIAL INSTRUMENTS

At December 31, 1997, the Company had short trading positions with a market value of $1.1 million. Exposure to loss from open trading positions is not material individually or in the aggregate. The Company did not have any trading securities as of December 31, 1997.

--------------------------------------------------------------------------------



                    QUARTERLY FINANCIAL AND COMMON SHARE DATA
               (not covered by report of independent accountants)


(millions-except per share amounts)

                                     NET INCOME         OPERATING INCOME(1)              STOCK PRICE(4)
                               ----------------------  ----------------------  ------------------------------------
                  OPERATING                     PER                     PER                                  RATE OF      DIVIDENDS
   QUARTER         REVENUES      TOTAL(2)    SHARE(3)       TOTAL      SHARE(3)    HIGH-LOW          CLOSE   RETURN(5)    PER SHARE


   1997
    1              $    905.7   $    76.5   $     1.02  $    78.6   $     1.05  $ 73 5/8 - 63 7/8   $  63 7/8            $   .060
    2                 1,020.9       102.1         1.36       82.8         1.10    87 3/8 - 61 1/2      87                    .060
    3                 1,090.1       116.2         1.54       89.3         1.18   111 7/8 - 86 1/2     107 1/8                .060
    4                 1,218.1       105.3         1.39       85.3         1.13   120 7/8 - 99         119 7/8                .060
                   ----------   ----------------------  ----------------------  ------------------------------------     --------
                   $  4,234.8   $   400.0   $     5.31  $   336.0   $     4.46  $120 7/8  - 61 1/2   $119 7/8  78.4%     $   .240
                   ==========   ======================  ======================  ====================================     ========


   1996
    1              $    741.4   $    63.3   $      .82  $    60.2   $      .78  $ 51 1/4 - 43 1/2   $  44 5/8            $   .055
    2                   794.9        78.4         1.01       78.5         1.05    48 7/8 - 40 3/8      46 1/4                .055
    3                   840.3        80.3         1.08       82.5         1.11    58 1/2 - 43 1/8      57 1/4                .060
    4                   868.9        91.7         1.23       87.9         1.18    72 1/4 - 55 3/8      67 3/8                .060
                   ----------   ----------------------  ----------------------  ------------------------------------     --------
                   $  3,245.5   $   313.7   $     4.14  $   309.1   $     4.12  $ 72 1/4 - 40 3/8   $  67 3/8  38.5%     $   .230
                   ==========   ======================  ======================  ====================================     ========


   1995
    1              $    633.6   $    60.7   $      .79  $    50.7   $      .66  $ 42 1/8 - 34 3/4   $  40 5/8            $   .055
    2                   687.4        60.8          .79       46.4          .60    41 7/8 - 37 1/8      38 3/8                .055
    3                   719.0        62.5          .81       59.0          .77    48     - 37 3/4      44 3/4                .055
    4                   726.1        66.5          .86       64.0          .83    49 1/2 - 41 1/2      48 7/8                .055
                   ----------   ----------------------  ----------------------  ------------------------------------     --------
                   $  2,766.1   $   250.5   $     3.26  $   220.1   $     2.85  $ 49 1/2 - 34 3/4   $  48 7/8  40.4%     $   .220
                   ==========   ======================  ======================  ====================================     ========



(1) Represents net income less realized gains and losses on security sales and one-time items.

(2) The sum may not equal the total due to rounding in the individual periods. Each period is properly stated.

(3) Presented on a diluted basis. The sum may not equal the total because the average equivalent shares differ in the periods. In 1997, the Company adopted SFAS 128, "Earnings Per Share," and, as a result, restated prior periods per share amounts, if applicable. See Note 1-Reporting and Accounting Policies for further discussion.

(4) Prices as reported on the consolidated transaction reporting system. The Company's Common Shares are listed on the New York Stock Exchange.

(5) Represents annual rate of return, including quarterly dividend reinvestment.

The Progressive Corporation and Subsidiaries

                      TEN YEAR SUMMARY-FINANCIAL HIGHLIGHTS
               (not covered by report of independent accountants)


                                             (millions-except per share amounts and number of people employed)



                                                                                 1997               1996


INSURANCE COMPANIES SELECTED FINANCIAL INFORMATION
   AND OPERATING STATISTICS-STATUTORY BASIS
  Reserves:
   Loss and loss adjustment expense(1)                                        $  1,867.5         $  1,532.9
   Unearned premiums                                                             1,901.9            1,382.9
  Policyholders' surplus(1)                                                      1,725.3            1,292.4
  Ratios:
   Net premiums written to policyholders' surplus                                    2.7                2.7
   Loss and loss adjustment expense reserves to policyholders' surplus               1.1                1.2
   Loss and loss adjustment expense                                                 71.1               70.2
   Underwriting expense                                                             20.7               19.8
                                                                              ----------         ----------
   Statutory combined ratio                                                         91.8               90.0


SELECTED CONSOLIDATED FINANCIAL INFORMATION-GAAP BASIS
  Total revenues                                                              $  4,608.2         $  3,478.4
  Total assets                                                                   7,559.6            6,183.9
  Total shareholders' equity(2)                                                  2,135.9            1,676.9
  Common Shares outstanding                                                         72.3               71.5
  Common Share price
   High                                                                         $120 7/8            $72 1/4
   Low                                                                            61 1/2             40 3/8
   Close(3)                                                                      119 7/8             67 3/8
  Market capitalization                                                       $  8,667.0         $  4,817.3
  Book value per Common Share(2)                                              $    29.54         $    23.45
  Return on average common shareholders' equity(4)                                  20.9%              20.5%
  Debt outstanding                                                            $    775.9         $    775.7
  Ratio of debt to capital                                                            27%                32%
  GAAP underwriting margin(2)                                                        6.6                8.5
  Number of people employed                                                       14,126              9,557



(1) During 1994, the Company began accruing salvage and subrogation recoverables.

(2) In 1994, the $71.0 million "supplemental reserve" was eliminated, increasing book value per share $.65, underwriting profit margin 3.2% and shareholders' equity $46.2 million.

(3) Represents the closing price at December 31.

(4) Net income minus preferred share dividends / average common shareholders' equity.

  All share and per share amounts were adjusted for the December 1992, 3 for 1 stock split.

The Progressive Corporation and Subsidiaries

       1995             1994             1993             1992             1991             1990            1989            1988





  $   1,314.4      $  1,100.2     $    1,053.7     $      994.7     $      901.7     $      827.4     $     787.7      $    685.5
      1,140.4           954.8            688.9            538.5            513.6            474.1           467.6           505.0
      1,055.1           945.1            701.9            658.3            676.7            636.7           578.1           495.0

          2.8             2.6              2.6              2.2              2.0              1.9             2.0             2.6
          1.2             1.2              1.5              1.5              1.3              1.3             1.4             1.4
         71.6            64.2             62.6             68.3             65.7             62.1            65.9            62.9
         21.4            22.4             25.4             29.8             33.5             31.1            31.4            33.2
  -----------      -----------     ------------     ------------     ------------     ------------     -----------      ----------
         93.0            86.6             88.0             98.1             99.2             93.2            97.3            96.1



  $   3,011.9     $   2,415.3     $    1,954.8     $    1,738.9     $    1,493.1     $    1,376.2     $   1,392.7      $  1,355.8
      5,352.5         4,675.1          4,011.3          3,440.9          3,317.2          2,912.4         2,643.7         2,316.3
      1,475.8         1,151.9            997.9            629.0            465.7            408.5           435.2           417.2
         72.1            71.2             72.1             67.1             63.3             69.3            76.2            80.7

  $    49 1/2     $    40 1/2     $     46 1/8     $     29 3/8     $     20 5/8     $     18 3/4     $    14 1/2      $   10 3/4
       34 3/4          27 3/4           26 5/8           14 3/4           15               11               7 1/2           7 1/4
       48 7/8          35               40 1/2           29 1/8           18               17 1/8           127/8           7 5/8
  $   3,523.9     $   2,492.0     $    2,920.1     $    1,954.3     $   1,139.4     $     1,186.8     $     981.1      $    615.3
  $     19.31     $     14.97     $      12.62     $       7.94     $      5.83     $        5.89     $      5.71      $     5.17
        19.6%            27.4%            36.0%            34.7%            6.7%             21.5%           17.4%           25.9%
  $    675.9      $     675.6     $      477.1     $      568.5     $     644.0     $       644.4     $     645.9      $    479.2
          31%              37%              32%              47%             58%               61%             60%             53%
         5.7             11.5             10.7              3.5            (3.7)              1.0            (1.2)            2.9
       8,025            7,544            6,101            5,591           6,918             6,370           6,049           5,854

              TEN YEAR SUMMARY-GAAP CONSOLIDATED OPERATING RESULTS
               (not covered by report of independent accountants)


                                                                (millions-except per share amounts)


                                                                      1997             1996
Direct premiums written:
  Personal lines                                                 $    4,355.9       $    3,165.4
  Commercial lines                                                      469.3              473.0
                                                                 ------------       ------------
Total direct premiums written                                         4,825.2            3,638.4
  Reinsurance assumed                                                    --                  3.8
  Reinsurance ceded                                                    (160.1)            (200.5)
                                                                 ------------       ------------
Net premiums written                                                  4,665.1            3,441.7
  Net change in unearned premiums reserve(1)                           (475.6)            (242.4)
                                                                 ------------       ------------
Premiums earned                                                       4,189.5            3,199.3
                                                                 ------------       ------------
Expenses:
  Losses and loss adjustment expenses(2)                              2,967.5            2,236.1
  Policy acquisition costs                                              607.8              482.6
  Other underwriting expenses                                           336.0              208.5
                                                                 ------------       ------------
Total underwriting expenses                                           3,911.3            2,927.2
Underwriting profit (loss) before taxes                                 278.2              272.1
Provision (benefit) for income taxes                                     97.4               95.2
                                                                 ------------       ------------
Underwriting profit (loss) after taxes                                  180.8              176.9
Service operations profit (loss) after taxes                               .9                2.8
                                                                 ------------       ------------
                                                                        181.7              179.7
Investment income after taxes                                           205.3              175.6
Net realized gains (losses) on security sales after taxes                64.0                4.6
Interest expense after taxes                                            (42.0)             (40.0)
Proposition 103 reserve reduction after taxes                            --                 --
Non-recurring items after taxes                                          --                 --
Other expenses after taxes(3)                                            (9.0)              (6.2)
                                                                 ------------       ------------
Income before tax adjustments and cumulative
   effect of accounting change                                          400.0              313.7
Tax adjustments(4)                                                       --                 --
Cumulative effect of accounting change(5)                                --                 --
                                                                 ------------       ------------
Net income                                                       $      400.0       $      313.7
                                                                 ============       ============
Per share(6)
  Net income(2)                                                  $       5.31       $       4.14
  Dividends                                                              .240               .230
Average equivalent shares
  Basic                                                                  72.0               71.6
  Diluted                                                                75.3               74.2

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

(5) Reflects adoption of SFAS 109, "Accounting for Income Taxes."

(6) Presented on a diluted basis. In 1997, the Company adopted SFAS 128, "Earnings Per Share," and, as a result, restated prior periods per share amounts, if applicable. See Note 1-Reporting and Accounting Policies for further discussion.

All share and per share amounts were adjusted for the December 1992, 3 for 1 stock split.

The Progressive Corpoarion and Subsidiaries

       1995             1994             1993             1992             1991             1990            1989            1988

  $   2,644.6      $   2,181.7     $    1,548.9     $    1,214.6     $    1,047.4     $      876.0     $     800.1      $    817.0
        424.3            463.4            417.5            422.2            489.4            482.8           487.0           521.0
  -----------      -----------     ------------     ------------     ------------     ------------     -----------      ----------
      3,068.9          2,645.1          1,966.4          1,636.8          1,536.8          1,358.8         1,287.1         1,338.0
           .1              2.9              9.2              4.3               .1               .1             7.2             9.4
       (156.2)          (190.8)          (156.4)          (189.9)          (212.3)          (162.6)         (134.0)          (72.4)
  -----------      -----------     ------------     ------------     ------------     ------------     -----------      ----------
      2,912.8          2,457.2          1,819.2          1,451.2          1,324.6          1,196.3         1,160.3         1,275.0
       (185.6)          (266.1)          (150.5)           (25.1)           (37.7)            (5.1)           36.2           (59.6)
  -----------      -----------     ------------     ------------     ------------     ------------     -----------      ----------
      2,727.2          2,191.1          1,668.7          1,426.1          1,286.9          1,191.2         1,196.5         1,215.4
  -----------      -----------     ------------     ------------     ------------     ------------     -----------      ----------

      1,943.8          1,397.3          1,028.0            930.9            858.0            762.9           799.3           752.0
        459.6            391.5            311.6            304.1            313.7            292.7           296.7           321.3
        167.2            150.8            151.3            141.5            162.1            123.7           114.9           106.6
  -----------      -----------     ------------     ------------     ------------     ------------     -----------      ----------
      2,570.6          1,939.6          1,490.9          1,376.5          1,333.8          1,179.3         1,210.9         1,179.9
  -----------      -----------     ------------     ------------     ------------     ------------     -----------      ----------
        156.6            251.5            177.8             49.6            (46.9)            11.9           (14.4)           35.5
         54.8             88.0             62.2             16.9            (15.9)             4.0            (2.9)           10.0
  -----------      -----------     ------------     ------------     ------------     ------------     -----------      ----------
        101.8            163.5            115.6             32.7            (31.0)             7.9           (11.5)           25.5
          5.6              6.5              4.4             (2.8)            (1.4)             2.8             2.5            (1.3)
  -----------      -----------     ------------     ------------     ------------     ------------     -----------      ----------
        107.4            170.0            120.0             29.9            (32.4)            10.7            (9.0)           24.2
        156.2            131.2            107.1            110.4            121.1            126.4           135.3            91.3
         30.4             15.5             70.1              9.6              4.9             (8.4)            (.4)           12.3
        (37.1)           (35.9)           (25.8)           (29.4)           (31.6)           (32.0)          (32.5)          (10.5)
         --               --               --               70.0             --               --              --              --
         --               --               (2.6)           (42.6)            --               --              --              --
         (6.4)            (6.5)            (1.5)            (8.3)           (14.9)           (13.2)          (15.4)           (9.2)
  -----------      -----------     ------------     ------------     ------------     ------------     -----------      ----------

        250.5            274.3            267.3            139.6             47.1             83.5            78.0           108.1
         --               --               --               --              (14.2)             9.9            --              --
         --               --               --               14.2             --               --              --              --
  -----------      -----------     ------------     ------------     ------------     ------------     -----------      ----------
  $     250.5      $     274.3     $      267.3     $      153.8     $       32.9     $       93.4     $      78.0      $    108.1
  ===========      ===========     ============     ============     ============     ============     ===========      ==========

  $      3.26      $      3.59     $       3.59     $       2.08     $        .41     $       1.20     $       .94      $     1.23
         .220             .210             .200             .191             .172             .160            .147            .133

         71.8             71.6             69.3             60.7             65.4             72.3            79.5            84.0
         74.2             74.0             71.8             70.9             66.6             81.9            88.8            90.9

 DIRECTORS                             POLICY TEAM             ANNUAL MEETING

 Milton N. Allen(1),(2)                Alan R. Bauer           The Annual Meeting of Shareholders will be held at the offices of
 Director,                             Charles B. Chokel       The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio
 various corporations                  Allan W. Ditchfield     44143 on April 24, 1998, at 10:00 a.m. There were 4,093 shareholders
                                       W. Thomas Forrester     of record on December 31, 1997.
 B. Charles Ames(1)                    William H. Graves
 Principal,                            Moira A. Lardakis       PRINCIPAL OFFICE
 Clayton, Dubilier & Rice, Inc.        Daniel R. Lewis
(investment banking)                   Peter B. Lewis          The principal office of The Progressive Corporation is at 6300
                                       Robert J. McMillan      Wilson Mills Road, Mayfield Village, Ohio 44143
 Charles A. Davis(1)                   Glenn M. Renwick        World Wide Web address: http://www.progressive.com
 Limited Partner,                      David M. Schneider
 Goldman Sachs Group L.P.              Tiona M. Thompson       TOLL-FREE TELEPHONE NUMBERS
(investment banking)                   Robert T. Williams
                                                               For assistance after an accident or to report a loss, 24 hours a
 Stephen R. Hardis(1),(2)                                      day, 7 days a week, call: 1-800-274-4499
 Chairman of the Board and Chief       GENERAL AND
 Executive Officer,                    COMMUNITY MANAGERS      For Progressive's smart new way to shop for auto insurance,
 Eaton Corporation                                             available 24 hours a day, 7 days a week, call: 1 800 AUTO PRO(R)
(manufacturing)                        Jeffrey W. Adler        (1-800-288-6776)
                                       Juan C. Andrade
 Janet Hill(3)                         Mark H. Arnell          For 24 Hour Policy Service, call: 1-800-888-7764
 Vice President,                       John A. Barbagallo
 Alexander & Associates, Inc.          Russell H. Beaty        COUNSEL
(management consulting) and            Jose R. Benitez
 President,                            Charles C. Boucherle    Baker & Hostetler, Cleveland, Ohio
 Staubach Alexander Hill, LLC          Alan D. Brannan
(commercial real estate consulting)    Gerald E. Combs         TRANSFER AGENT AND REGISTRAR
                                       William J. Conner
 Peter B. Lewis(2)                     James C. Daues          If you have questions about a specific stock ownership account,
 Chairman of the Board, President      John M. Davies          write or call: Corporate Trust Customer Service, National City Bank,
 and Chief Executive Officer           Brian C. Domeck         1900 East Ninth Street, Cleveland, Ohio 44114. Phone: 1-800-622-6757
                                       Brian J. Dwyer
 Norman S. Matthews(3)                 Steven B. Gellen        COMMON SHARES
 Consultant,                           James F. Gerstner
 formerly President,                   Meryl S. Golden         The Progressive Corporation's Common Shares (symbol PGR) are traded
 Federated Department Stores, Inc.     Robin A. Harbage        on the New York Stock Exchange. Dividends are customarily paid on
(retailing)                            Thomas H. Hollyer       the last day of each quarter.
                                       Richard A. Hutchinson
 Donald B. Shackelford(3)              Steven W. Jones         INTERIM REPORTING The Progressive Corporation no longer distributes
 Chairman,                             Thomas A. King          quarterly shareholders' reports. To hear the text of the latest
 State Savings Bank                    Jeffrey J. Knauff       earnings release, receive key financial information for the past
(savings bank)                         James L. Lloyd          several quarters, receive dividend and other information, or request
                                       Timothy M. Madden       copies of public documents, shareholders can call 1-800-879-PROG.
 Dr. Paul B. Sigler(3)                 Eric W. Neely           This toll-free shareholder services line is available 24 hours a
 Professor, Yale University            Mark D. Niehaus         day, 7 days a week. Such information is also available from the
 and Investigator,                     Brian J. Passell        Company's inter-net site: http://www.progressive.com
 Howard Hughes Medical Institute       Anthony P. Pavia, Jr.
(medical research and education)       Victor Politzi          INVESTOR RELATIONS
                                       David L. Pratt
                                       Michael J. Randall      Any shareholder wishing to receive public financial information on
 CORPORATE OFFICERS                    Chris C. Rebillot       the Company may write or call: The Progressive Corporation, Investor
                                       Gerald A. Rett          Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio
 Peter B. Lewis, Chairman,             Robert J. Rose          44143. Phone: 440-446-2851
 President and                         David L. Roush
 Chief Executive Officer               John P. Sauerland
                                       Michael D. Sieger
 David M. Schneider, Secretary         Brian A. Silva
                                       David J. Skove
 Charles B. Chokel, Treasurer          Michele A. Strub-Heer
                                       Julia Clark Sweeney
                                       Gregory J. Trapp
(1) Audit Committee member             Richard H. Watts
                                       Jeffrey G. West
(2) Executive Committee member         Gerald I. Wilson
                                       David W. Young
(3) Executive Compensation             Scott W. Ziegler

Committee member

(C) 1998 The Progressive Corporation
Design: Nesnadny + Schwartz, Cleveland + New York + Toronto
Printing: Fortran Printing, Cleveland
[Recycle Logo]
Printed on Recycled Paper

[PROGRESSIVE CORPORATION LOGO]

The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143
www.progressive.com
440.461.5000