Form 10-K, Exhibit 13
period 1998-12-31
PROGRESSIVE CORP/OH/
filed 1999-03-26
CIK 80661

                                                                      Exhibit 13

                          ----------------------------

                                  About the Art

                          ----------------------------


Each year, Progressive commissions an artist or a group of artists to create a body of work for our Annual Report which is inspired by a Progressive theme. This year, our inspiration is the American passion for car travel and the culture born from it. The artist is photographer Stephen Frailey. Stephen works by collaging found images to create new meaning from their juxtaposition. Frailey's work will become part of Progressive's growing collection of contemporary art.

                              ENTER

05 1998 Financial Highlights                15 Letter to Shareholders
06 Vision, Core Values and Objectives       33 Financial Review









                                       0

                          ----------------------------

                                About Progressive

                          ----------------------------




The Progressive insurance organization began business in 1937. Progressive Casualty Insurance Company was founded in 1956 to be among the first specialty underwriters of nonstandard auto insurance. The Progressive Corporation, an insurance holding company formed in 1965, owns 82 subsidiaries and has one mutual insurance company affiliate. The companies provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States and Canada.








                                       0
                                       2

                                    ART HERE















                                       0
                                       3

                                    ART HERE




















                                       0
                                       4

----------------------------

 1998 Financial Highlights

----------------------------



(millions-except per share amounts)                                              AVERAGE ANNUAL COMPOUNDED
                                                                                RATE OF INCREASE (DECREASE)
                                                                                ---------------------------
                                                                                           5-YEAR    10-YEAR
                                                       1998            1997   % CHANGE  1994-1998  1989-1998

FOR THE YEAR

  Direct premiums written                        $    5,451.3     $   4,825.2     13%      23%      15%
  Net premiums written                                5,299.7         4,665.1     14       24       15
  Net premiums earned                                 4,948.0         4,189.5     18       24       15
  Total revenues                                      5,292.4         4,608.2     15       22       15
  Operating income                                      449.3           336.0     34       18       17
  Net income                                            456.7           400.0     14       11       16
  Per share:(1)
     Operating income                                    6.01            4.46     35       18       19
     Net income                                          6.11            5.31     15       11       17
  Underwriting margin(2)                                 8.4%            6.6%               8        7


AT YEAR-END

  Consolidated shareholders' equity              $    2,557.1     $   2,135.9     20       21       20
  Common Shares outstanding                              72.5            72.3     --       --       (1)
  Book value per share                           $      35.27     $     29.54     19       23       21
  Market capitalization                          $   12,279.7     $   8,667.0     42       33       35
  Return on average shareholders' equity(2)              19.3%           20.9%             21       22


STOCK PRICE APPRECIATION(3)                                                    1-YEAR    5-YEAR  10-YEAR

  Progressive                                                                   41.6%    33.6%    37.2%
  S&P 500                                                                       28.5%    24.0%    19.1%




(1)Presented on a diluted basis.

(2)The 5-and 10-year amounts represent averages for the period, not rates of increase.

(3)Assumes dividend reinvestment.

                                       0
                                       5

     --------------------------------------

       Vision, Core Values and Objectives

     --------------------------------------



                                    ART HERE



Communicating a clear picture of Progressive by stating what we try to achieve (Vision), what guides our behavior (Core Values), what our people expect to accomplish (Objectives), and how we evaluate performance (Measurements), permits all people associated with Progressive to understand their role and enjoy their contributions.

------------

   VISION

------------


We seek to be an excellent, innovative, growing and enduring business by cost-effectively and profitably reducing the human trauma and economic costs of auto accidents and other mishaps, and by building a recognized, trusted, admired, business-generating brand. We seek to earn a superior return on equity and to provide a positive environment which attracts quality people who develop and achieve ambitious growth plans.

                                       0
                                       6

                                    ART HERE


                               -----------------

                                   CORE VALUES

                               -----------------

Progressive's Core Values are pragmatic statements of what works best for us in the real world. They govern our decisions and behavior. We want them understood and embraced by all Progressive people. Growth and change provide new perspective, requiring regular refinement of Core Values.

INTEGRITY We revere honesty. We adhere to high ethical standards, report promptly and completely, encourage disclosing bad news and welcome disagreement.

GOLDEN RULE We respect all people, value the differences among them and deal with them in the way we want to be dealt with. This requires us to know ourselves and to try to understand others.

OBJECTIVES We strive to communicate clearly Progressive's ambitious objectives and our people's personal and team objectives. We evaluate performance against all these objectives.

EXCELLENCE We strive constantly to improve in order to meet and exceed the highest expectations of our customers, shareholders and people. We teach and encourage our people to improve performance and to reduce the costs of what they do for customers. We base their rewards on results and promotion on ability.

PROFIT The opportunity to earn a profit is how the competitive free-enterprise system motivates investment to enhance human health and happiness. Expanding profits reflect our customers' and claimants' increasingly positive view of Progressive. We value all people's well-being and strive to give back to our communities.



                                       0
                                       7

                                    ART HERE











                                       0

                ------------------------------------------------

                     FINANCIAL OBJECTIVES AND MEASUREMENTS

                ------------------------------------------------


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

RETURN ON SHAREHOLDERS' EQUITY Our most important financial goal is to achieve an after-tax return on shareholders' equity over a five-year period that is at least 15 percentage points greater than the rate of inflation (measured by the Consumer Price Index which was 1.6% in 1998, and averaged 2.4% over the past five years and 3.1% over the past ten years). Return on equity was 19.3% in 1998, and averaged 20.9% over the past five years and 21.8% over the past ten years.

PROFITABILITY Progressive is driven by the goal of producing a 4% underwriting profit over the entire retention period of a policyholder. Overall, we had an underwriting profit of 8.4% in 1998, 8.0% for the past five years and 6.5% for the past ten years. Estimated industry results for the personal auto insurance market were underwriting gains of .3% in 1998 and underwriting losses of .5% and 2.5%, for the past five and ten years, respectively.

GROWTH We seek increases in net premium volume that are at least 15 percentage points greater than the rate of inflation. Company-wide net premiums written increased 13.6% in 1998, 23.8% compounded annually over the past five years and 15.3% over the past ten years. Net premiums written in the personal auto insurance market for the same periods grew 3.9%, 4.8% and 5.4%.

                                       0
                                       9

ACHIEVEMENTS We are convinced that the best way to maximize shareholder value is to achieve these financial objectives consistently. A shareholder who purchased 100 shares of Progressive for $1,800 in our first public stock offering on April 15, 1971, owned 7,689 shares on December 31, 1998, with a market value of $1,302,000, for a 26.8% compounded annual return, compared to the 9.5% return achieved by investors in the Standard & Poor's 500 during the same period. In addition, the shareholder received dividends of $1,922 in 1998, bringing total dividends received to $18,266 since the shares were purchased.

   In the ten years since December 31, 1988, Progressive shareholders have realized compounded annual returns of 37.2%, compared to 19.1% for the S&P 500. In the five years since December 31, 1993, Progressive shareholders' returns were 33.6%, compared to 24.0% for the S&P 500. In 1998, the returns were 41.6% on Progressive shares and 28.5% on the S&P 500.


----------------------------------------

  1998 OBJECTIVES AND ACCOMPLISHMENTS

----------------------------------------

                                                              LAST       LAST
                                                   1998     5 YEARS    10 YEARS
RETURN ON SHAREHOLDERS' EQUITY
    Objective                                      16.6%      17.4%       18.1%
    Accomplishment                                 19.3       20.9        21.8
UNDERWRITING PROFIT (LOSS)
    Objective                                       4.0        4.0         4.0
    Accomplishment                                  8.4        8.0         6.5
    Industry-Personal Auto Insurance Market          .3        (.5)       (2.5)
GROWTH (ANNUALIZED)
    Objective                                      16.6       17.4        18.1
    Accomplishment                                 13.6       23.8        15.3
    Industry-Personal Auto Insurance Market         3.9        4.8         5.4



                                       1
                                       0

The repurchase of Progressive stock is another way the Company increases shareholder value. Over the years, when we have had adequate capital and Progressive's stock was attractively priced, we have repurchased our shares. Since 1971, we spent $613.7 million repurchasing our shares, at an average cost of $7.44 per share. During 1998, we repurchased 404,079 Common Shares, including 11,079 Common Shares repurchased to offset obligations under various employee benefit plans.













                                    ART HERE












                                       1
                                       1

                                    ART HERE















                                       1
                                       2

                                    ART HERE













                                       1
                                       3

                                    ART HERE










                                       1
                                       4

                       -----------------------------------

                             Letter to Shareholders

                       -----------------------------------

For 34 years, writing annually to shareholders has been my way to describe Progressive's achievements and aspirations, and to explain our current performance and prospects. I try to do it in a way that lets anyone interested in Progressive understand the value of and reasons for what Progressive does.

   Since 1965, Progressive has grown faster and more profitably than other auto insurers. By 1988, we were the largest, fastest-growing, most-profitable insurer specializing in high-risk auto insurance sold by Independent Insurance Agents. This was achieved by Progressive's smart and creative people working hard to serve auto insurance consumers better than competitors. In 1988, California consumer activists turned their constituents' rage against escalating auto insurance costs into laws and regulations that threatened auto insurance as a free-enterprise activity. Progressive's strategic response has been to create a new value proposition with redefined service, distribution and product that enhances consumers' auto insurance experience.

Today, we offer auto insurance to every licensed driver, selling many ways while innovating in claims, technology, pricing and consumer brand building. We first changed claim service so we could respond to most claims within a few hours of their being reported, any time, any day. Next, we made all services available 24 hours a day, 7 days a week and developed rates for all licensed owners and drivers. Then we distributed in the many different ways consumers wanted to buy-in person from Independent Agents, by telephone through 1 800 AUTO PRO(R) or online at progressive.com. Another innovation was offering competitor premium comparisons. We use a combination of television, direct mail and other media to urge consumers to consider Progressive's unique combination of price and service. As important as Independent Agents continue to be to Progressive, we no longer depend solely on them choosing us for their nonstandard risks.

   Progressive seeks to be consumers' #1 choice for auto insurance. Progressive's Personal Lines net premiums written of $4.9 billion (93% of Progressive's total net premiums written) were 4.0% of the industry's U.S. personal lines insurance premiums, making Progressive the 5th largest U.S. auto insurer. We had another year of excellent financial performance in 1998, notwithstanding the aggressive competition in auto insurance history. Progressive's underwriting profit margin was 8.4% (industry was .3%), compared to 6.6% in 1997.

   Although proud of our achievements, all Progressive people understand that our customers, agents, partners and shareholders care only about what we WILL do for them-no matter what we have already done for them. Competitors are imitating Progressive's consumer-focused innovations. Industry-wide auto insurance service is generally better. Auto insurance premiums are stable or declining due to continuing trends with respect to safer cars and roads, the impaired driving crackdown, better law enforcement and insurers operating more efficiently.




                                       1
                                       5

                                    ART HERE







Because auto insurance rates are based on history, and because experience steadily improves, we are in the midst of the most profitable period in 20 years. There is an explosion in consumer advertising for auto insurance. Many insurers are increasing producer incentives and many more are reducing rates. Soon operating margins may shrink and be negative for the industry as a whole. These circumstances historically have energized Progressive's great people to focus their knowledge, creativity and effort to serve our customers even better and more efficiently, to achieve our profit and growth aspirations.

To become consumers' #1 choice for auto insurance, Progressive seeks to provide a competitive price for all drivers AND to produce at least a 4% underwriting profit over the total time a person is insured by Progressive. We seek customers for life and are more focused on retaining customers longer. To do this, and to attract new customers, we will promote our brand based on Progressive's unique customer proposition. We "kicked off" 1999 brand building by sponsoring the Super Bowl(TM) XXXIII Halftime Show and by introducing new commercials featuring E.T. as spokesterrestrial for Progressive's commitment to reduce the trauma and costs of accidents by reducing their frequency and severity.

   Customer focus has driven Progressive's innovation over the past decade. We will work hard in 1999 to expand and improve the ways in which consumers become Progressive customers and will foreclose no distribution option. We know that costs must continue to come down for us to accomplish our vision and achieve our financial objectives. We continue to improve claim operations, trying to reduce claim costs faster than competitors. We continue to work hard to eliminate work and simplify processes, obtain economies of




                                       1
                                       6

                                    ART HERE



scale, and reduce cycle times and costs, thereby improving customer satisfaction and lowering customer cost. We regularly measure more activities more precisely to understand them better and to improve performance.

   We refine the definition and delivery of Immediate Response(R) claims service as we gain greater understanding of customer/claimant needs. Progressive's Immediate Response Vehicles (painted white with PROGRESSIVE emblazoned in blue on the side) travel America's streets providing the help and counseling people need when they are unfortunate enough to have an auto mishap and reinforcing the defining service standard only available from us.




                                       1
                                       7

                                    ART HERE




















                                       1
                                       8

                                    ART HERE


















                                       1
                                       9

                                    ART HERE






                                       2
                                       0

                            -----------------------

                                OUR ORGANIZATION

                            -----------------------

More customers and changing business processes require the talent and energy of people who are better trained, harder working and better paid. How we train, motivate, evaluate and compensate our people and how we organize are critical to Progressive's success. Auto insurance differs greatly by community because regulations differ by state and because traffic, law enforcement, cultural attitudes, insurance agents, medical services and auto repair facilities differ by community. Our matrix organization enables Progressive to meet varied local conditions under a cohesive set of policies that ensure consistency and control, while sustaining experimentation and excitement.

   Progressive's 44 State and Community Managers actually run the business in their state(s). State Managers are measured and paid based on profit and growth in their state(s) or region. They manage claims, distribution, advertising budgets, price levels, agent development, regulation and community relations for their state. State Managers decide their state(s) organization, including appointing Community Managers with responsibilities similar to their own for a large part of the state.

   State Managers report to members of the "Policy Team" which in 1999 includes two CEOs (Insurance Operations, Investments and Capital Management), four Distribution Leaders (Independent Agent, 1 800 AUTO PRO(R), progressive.com, Strategic Alliances), Chief Pricing/Product Officer, Chief Claim Officer, Chief Financial Officer, Chief Information Officer, Chief Human Resources Officer and Chief Communications Officer. The Distribution Leaders are challenged to develop and manage product offerings and customer service processes tailored to the unique requirements of customers who discover and select Progressive through different distribution modes.

   Progressive's organization is like a growing cell inhabited by nearly 16,000 people, many soaring from team to team and task to task. The sphere's skin is kept taut by straight lines between people which define the relationship of the people connected by them (e.g. boss, former boss, direct report, former direct report, relative, etc.). These relationships change constantly, responding to business and personal needs. We eliminate organization confusion by being clear and current about performance objectives, standards, measurements and rewards for each team and each person. We help our people understand how their good work enhances our customers' well-being, our shareholders' value, our agents' prosperity, our partners' profits and their personal opportunities.

   Objectives are regularly reviewed and renegotiated. Performance against objectives is regularly and completely reported on and monitored. The whole process is validated and reinforced by Progressive's performance-based employee incentive compensation program, which paid $85.8 million for 1997 and $107.5 million for 1998. Progressive stays flexible by having people expect the organization, their objectives and the Gainsharing formula to change regularly.


                                       2
                                       1

                       ---------------------------------

                            PERSONAL LINES BUSINESS

                       ---------------------------------

Ninety-three percent of Progressive's net premiums written is insurance for private passenger automobiles, motorcycles and recreational vehicles. Net premiums written for the Personal Lines business was $4,922.3 million, 15% more than the $4,288.8 million in 1997. The underwriting profit margin was 7.9%, compared to 6.3% in 1997. In 1998, we celebrated a milestone in our motorcycle product expansion by taking over market share leadership from State Farm.

PRODUCT STRATEGY-COMPETITIVE RATES FOR ALL RISK PROFILES In 1997, we reported that introducing financial responsibility as an auto insurance rating factor would result in more competitive rates for many consumers. In 1998, we used financial responsibility in 43 states and began to refine and improve our product design. We expect product design and pricing methods to evolve constantly, based on our developing understanding of loss data, work flows, market conditions and technology, as well as consumer acceptance of our brand as an insurer for all drivers. We introduced the next generation of product design in mid-1998 and expect to have it in markets representing 80% of premium by April 1999. Early results suggest we are attracting more drivers from all risk profiles and retaining them longer.

BRAND STRATEGY - BE PROGRESSIVE In 1998, we expanded Progressive's brand promotion and the service and price proposition it stands for by introducing our television advertising in 43 additional markets, bringing the total number of markets in which we regularly advertise to 83. We expanded our national fleet of distinctively marked Immediate Response Vehicles, increased our visibility in the Independent Agency channel with prominent Progressive Authorized Independent Agent signs and significantly increased advertising related to our Internet site, all aimed at substantially increasing awareness of Progressive, what we offer, and what it means to BE PROGRESSIVE.

Customers evaluate our brand by the experiences we provide them. We measure customer satisfaction and our performance with a combination of surveys, customer response requests, phone monitoring and mystery shopping. Delivering superior service depends on hiring superb people and training them all very well. During 1998, we successfully hired and trained over 3,800 people companywide, including claim representatives, policy service representatives, sales representatives, and technology and management staff, and provided ongoing training to several thousand employees across each service experience. We employ a variety of techniques including aptitude simulations before hiring, coaching/ mentoring programs, team quality and productivity objectives, and performance-based promotion to develop and empower exceptional people and deliver consistently good customer experiences.

MARKETING STRATEGY-MANY WAYS TO BUY To accommodate consumer preferences, we offer our products through more than 30,000 Independent Insurance Agents, by calling 1 800 AUTO PRO(R) or by visiting our Web site, progressive.com. We are the market leader in selling auto insurance through Independent Agents and seek ever stronger ties between us and Independent Agents and their customers. In 1998, there was considerable development in agent systems to greatly improve Agents' ability to quote accurately, to retrieve policyholder information, to receive rate and software updates electronically, to eliminate paper and to use the Internet to communicate with us.




                                       2
                                       2

Our fastest growing distribution channel is 1 800 AUTO PRO(R), making Progressive a leading direct writer of auto insurance. To support growth, we expanded to five call center locations in 1998 and focused on sales effectiveness training, measurement and call center management. Progressive is the market leader in selling auto insurance on the Internet. Consumers can comparison shop online for auto insurance in 47 states and can actually buy online in 23 states plus the District of Columbia. In 1998, we introduced "Personal Progressive," an online Internet-based system providing consumers access to their own policy information and allowing them to process certain changes and premium payments.

   In 1998, our Strategic Alliances channel surpassed 200 active alliances with companies that influence their constituents to buy Progressive's products. Our expanded and improved product and offering rates for all drivers greatly expand the opportunities for direct and affinity marketing programs aimed at all risks to be sold through these long-term, exclusive alliances.

   Midland Financial Group, acquired in 1997, underwrites and markets nonstandard private passenger auto insurance, under the Midland name, through Independent Agents in 11 southeastern and western states.

   In 1999, because different distribution channels and the customer sets they attract present different business opportunities and challenges, each channel will be led by a Policy Team member. We seek to maximize the opportunities within each distribution channel, while maintaining both the integrity of brand experience for all customers and the ability to leverage our service and technology infrastructures. However our customers decide to buy, we want them to understand and benefit from the following Progressive service offerings.

SERVICE STRATEGY-WHEN AND WHERE YOU WANT IT Assistance after an accident or other loss is Progressive's most important service. We implore our customers to call 1-800-274-4499 immediately after any incident. Twenty-four hours a day, 7 days a week, Progressive people take claim report telephone calls, obtain the relevant information, authorize emergency measures and dispatch Progressive claim representatives to meet customers as quickly as possible, usually within hours.

AROUND-THE-CLOCK SERVICE. Consumers want to do business when it's convenient for them, so we operate 24 hours a day, 7 days a week, providing insurance sales and policy change assistance, as well as the critically important Immediate Response(R) claims service. Our customers come to depend on this level of service, which we support by continuous real-time monitoring of internal systems performance, threatening weather and other natural disasters. This approach allows us immediately to reconfigure voice and data networks and to activate disaster response teams when required.








                                       2
                                       3

                                    ART HERE


















                                       2
                                       4

                                    ART HERE






















                                       2
                                       5

                                    ART HERE


















                                       2
                                       6

                            ------------------------

                                OTHER BUSINESSES

                            ------------------------

The Company's other lines of business include writing insurance for small fleets of commercial vehicles, collateral protection and loan tracking for auto lenders and financial institutions, directors' and officers' liability and fidelity coverage for American Bankers Association member community banks and independent credit unions, and providing related claims, underwriting and system services. Revenues in these businesses were $405 million in 1998, compared to $402 million last year. Pretax operating profit was $62 million, compared to $37 million last year, up 68%, and return on revenue was 15.3%, compared to 9.2% in 1997. Most of these businesses are in markets that are declining in size.





                    ---------------------------------------

                       INVESTMENTS AND CAPITAL MANAGEMENT

                    ---------------------------------------

Progressive employs a conservative approach to investments and capital management, intended to ensure that there is sufficient capital to support all the insurance premium that we can profitably write. Our objectives are to finance growth internally, to sustain an A or better senior debt rating, to have lower debt cost than peer companies and to repurchase stock cost-effectively. Progressive's senior debt was rated A+ and A2 by S&P and Moody's, respectively, at year-end 1998 and our debt to debt plus capital ratio was 23.3%. During 1998, we repurchased 393,000 shares at an average cost per share of $104. We filed a shelf registration to issue $300 million of senior debt intended to replace $300 million of debt expiring at year-end 2000.

   Asset allocation considers the capital we have in excess of that required to support premiums planned over the next three years, anticipated liquidity needs and our analysis of the expected risks and returns on various assets. At year-end 1998, $4,532.9 million, 79.9% of our total invested assets, was investment-grade, fixed-maturity securities, compared to $4,168.3 million in 1997, 79.1%. Non-investment-grade fixed-maturity securities were $128.0 million, 2.3% of total invested assets, compared to $132.5 million in 1997, 2.5%. The portfolio's duration was 2.8 years at year-end 1998, in the middle of our target range.

   Common stocks were $636.9 million, 11.2% of total invested assets, compared to $620.8 million and 11.8% at year-end 1997. Our 3.7% total return underperformed the S&P 500's 28.5% because we overweighted smaller capitalization "value style" companies and foreign equities.

   Included in our non-investment-grade fixed-maturity securities and our common stock portfolio are $299.6 million, 5.3%, of other risk assets. Other risk assets include such items as high yield and distressed debt, private equities and warrants, and mezzanine investments. No individual security in the other risk asset portfolio comprised more than one percent of Progressive's total investment portfolio. Our total return on the average amount invested in this asset class in 1998 was (4.4)%.

   In 1998, Progressive earned $221.3 million of investment income after tax, compared to $205.3 million in 1997. Realized gains were $11.4 million in 1998, compared to $98.5 million in 1997. As of year-end 1998, there were $174.3 million in unrealized gains, compared to $188.4 million at year-end 1997. The weighted average fully taxable equivalent book yield of the portfolio was 6.3% in 1998, compared to 6.6% in 1997.



                                       2
                                       7

                                ---------------

                                     RISKS

                                ---------------

LEGISLATIVE AND REGULATORY Highly complex regulation becomes more ambiguous in a technology-driven economy and compliance with the variety of state regulatory systems becomes more difficult. As Progressive innovates and grows, our "cutting-edge" programs increase the risk of regulatory scrutiny. The constant attention of the plaintiff bar to the insurance industry increases the risk of added liabilities not contemplated when premiums were set.

ADVERTISED BRAND Heightened consumer awareness of the Progressive brand requires ever higher performance standards. We regularly monitor consumer reaction to our advertising and assess their service delivery expectations. We continually seek ways to exceed consumer expectations in innovative and low-cost ways.

UNPREDICTABLE UNDERWRITING MARGIN AND GROWTH RATE Our goal is to achieve a 4% underwriting profit over the entire retention period of a policyholder and we monitor closely to ensure rates are adjusted promptly and adequately. However, we cannot predict with precision the timing and pace of changes in underwriting margins, retention or the rate of growth.

HOMEOWNERS INSURANCE Because many consumers buy auto and homeowners insurance together, we plan to test offer a homeowners product in 1999, expanding thereafter based on what we learn from the tests. Inexperience exposes us to underwriting losses. Broad implementation could create underserved market issues and aggregate exposures requiring precise measurement and conservative management.

COMPETITOR RESPONSE Competitors notice Progressive's profitability and growth and then attempt to copy our approach to improving auto insurance consumers' experience. We cannot predict whether or when competitive tactics will influence our profitability and growth, and/or if their attempts to attract our excellent people will succeed. We constantly monitor competitors and improve our products and services to keep them among the industry's best.

Y2K Between 1995 and 1998, nearly 100% of our system applications were remediated. Critical applications are being tested in our Year 2000 Time Warp Lab, an autonomous production environment simulating year 2000 operating time frames. We are well under way in ensuring that mainframe computers, servers, personal computers, operating systems, desktop applications and telecommunications hardware and software are compliant. We have completed contingency plans for all of our business processes and are assessing and testing key business partners' readiness. During 1999, we will continue to test, refine and challenge all our preparations. Nonetheless, Progressive, like other well-prepared institutions, is subject to Y2K risks we cannot anticipate, eliminate or quantify.



                                       2
                                       8

                                    ART HERE











                                       2
                                       9

                             ----------------------

                                   THE FUTURE

                             ----------------------

In 1998, I turned 65 and recovered from an illness. It became clear that managing a smooth CEO succession that left people confident about Progressive's future would be the best thing I could do for the organization I am so proud of and care so much about. On January 1, 1999, Progressive's CEO responsibility was divided so that we now have a CEO-Insurance Operations and a CEO-Investments and Capital Management. Chuck Chokel, formerly CFO, became CEO-Investments and Capital Management and I remain CEO-Insurance Operations. In 1998, we also codified the Board structure, composition and protocols that resulted in clarifying the role of Chairman of the Board, as distinct from the CEO. I remain Chairman of the Board. There are no plans now to appoint a new CEO-Insurance Operations. However, I am delighted to have a structure in place that allows it and will permit me to contribute.

   Progressive leads a wave of change in the United States' system for dealing with auto accident injuries and property damage. We reduce auto accident victims' trauma and cost. We are being rewarded for leadership and commitment. Our success so far encourages us to expand at a pace that tests our ability to provide the service we aspire to deliver.

   We begin 1999 as we have begun all other years-excited, respectful of the challenges implicit in our objectives and strategy, humbled by our failures, proud of having responded to them and comfortable that our excellent people will continue to achieve superior results. Much will be required to realize our vision. At Progressive, it is always as if we are just beginning our business. We see a future that is brighter than ever.

   We deeply appreciate the customers we are privileged to serve. Thank you for your business. Thanks to the more than 30,000 Independent Insurance Agents who did business with Progressive in 1998. We are grateful for our shareholders' continued confidence. To the 15,735 men and women who make Progressive a great company, thanks for all your contributions in 1998 and for the promise you bring to our future.



                                Joy, Love and Peace

                                /s/ Peter Lewis


                                Peter B. Lewis
                                Chairman, President and Chief Executive Officer-Insurance Operations












                                       3
                                       0

                                    ART HERE













                                       3
                                       1

                                    ART HERE
















                                       3
                                       2

                     ------------------------------------
                            1998 Financial Review
                     ------------------------------------








34 Consolidated Financial Statements

48 Management's Discussion and Analysis

52 Ten Year Summaries

56 Quantitative Market Risk Disclosures

58 Analysis of Loss and LAE Development

58 Direct Premiums Written by State

59 Quarterly Financial and Common Share Data






                                       3
                                       3

                    ---------------------------------------

                        Consolidated Statements of Income

                    ---------------------------------------



                                             (millions-except per share amounts)


For the years ended December 31,                                         1998          1997        1996


NET PREMIUMS WRITTEN                                                  $ 5,299.7    $ 4,665.1    $ 3,441.7
                                                                    =====================================
REVENUES

  Premiums earned                                                     $ 4,948.0    $ 4,189.5    $ 3,199.3
  Investment income                                                       294.8        274.9        225.8
  Net realized gains on security sales                                     11.4         98.5          7.1
  Service revenues                                                         38.2         45.3         46.2
---------------------------------------------------------------------------------------------------------
  Total revenues                                                        5,292.4      4,608.2      3,478.4
---------------------------------------------------------------------------------------------------------
EXPENSES

  Losses and loss adjustment expenses                                   3,376.3      2,967.5      2,236.1
  Policy acquisition costs                                                659.9        607.8        482.6
  Other underwriting expenses                                             495.8        336.0        208.5
  Investment expenses                                                       7.4          9.9          6.1
  Service expenses                                                         30.8         43.9         41.9
  Interest expense                                                         61.1         64.6         61.5
---------------------------------------------------------------------------------------------------------
     Total expenses                                                     4,631.3      4,029.7      3,036.7
---------------------------------------------------------------------------------------------------------

NET INCOME

  Income before income taxes                                              661.1        578.5        441.7
  Provision for income taxes                                              204.4        178.5        128.0
---------------------------------------------------------------------------------------------------------
     Net income                                                       $   456.7    $   400.0    $   313.7
                                                                    =====================================

COMPUTATION OF EARNINGS PER SHARE

  Net income                                                          $   456.7    $   400.0    $   313.7
  Less: Preferred Share dividends                                            --           --         (3.5)
        Excess Preferred Share liquidation price over cost basis             --           --         (2.9)
---------------------------------------------------------------------------------------------------------
  Income available to common shareholders                             $   456.7    $   400.0    $   307.3
                                                                    =====================================
  Basic:
  Average shares outstanding                                               72.5         72.0         71.6
                                                                    =====================================
        Per share                                                     $    6.30   $     5.56   $     4.29
                                                                    =====================================
  Diluted:
  Average shares outstanding                                               72.5         72.0         71.6
  Net effect of dilutive stock options                                      2.2          3.3          2.6
---------------------------------------------------------------------------------------------------------
     Total equivalent shares                                               74.7         75.3         74.2
                                                                    =====================================
        Per share                                                     $    6.11    $    5.31    $    4.14
                                                                    =====================================




See notes to consolidated financial statements.


                                       3
                                       4

                     --------------------------------------

                          Consolidated Balance Sheets

                     --------------------------------------


                                                                      (millions)


December 31,                                                                            1998        1997

ASSETS
  Investments:
    Available-for-sale:
      Fixed maturities, at market (amortized cost: $4,171.6 and $3,836.8)           $  4,219.0   $  3,891.4
      Equity securities, at market:
        Preferred stocks (cost: $374.3 and $333.9)                                       376.5        348.8
        Common stocks (cost: $512.2 and $501.9)                                          636.9        620.8
    Short-term investments, at amortized cost (market: $441.9 and $409.4)                441.9        409.4
-----------------------------------------------------------------------------------------------------------
       Total investments                                                               5,674.3      5,270.4
  Cash                                                                                    18.6         23.3
  Accrued investment income                                                               53.1         44.3
  Premiums receivable, net of allowance for doubtful accounts of $34.0 and $32.4       1,456.2      1,160.8
  Reinsurance recoverables                                                               281.0        317.5
  Prepaid reinsurance premiums                                                            77.7         79.8
  Deferred acquisition costs                                                             299.1        259.6
  Income taxes                                                                           192.9        116.5
  Property and equipment, net of accumulated depreciation of $194.1 and $158.3           376.2        260.4
  Other assets                                                                            34.0         27.0
-----------------------------------------------------------------------------------------------------------
        Total assets                                                                $  8,463.1   $  7,559.6
                                                                                  =========================

LIABILITIES AND SHAREHOLDERS' EQUITY
  Unearned premiums                                                                 $  2,329.7   $  1,980.1
  Loss and loss adjustment expense reserves                                            2,188.6      2,146.6
  Policy cancellation reserve                                                             29.1         34.7
  Accounts payable and accrued expenses                                                  582.0        486.4
  Debt                                                                                   776.6        775.9
-----------------------------------------------------------------------------------------------------------
        Total liabilities                                                              5,906.0      5,423.7
-----------------------------------------------------------------------------------------------------------
  Shareholders' equity:
    Common Shares, $1.00 par value (authorized 300.0, issued 83.1,
      including treasury shares of 10.6 and 10.8)                                         72.5         72.3
    Paid-in capital                                                                      448.3        412.8
    Accumulated other comprehensive income:
      Net unrealized appreciation on investment securities                               113.3        122.3
      Other                                                                               (9.6)        (6.3)
    Retained earnings                                                                  1,932.6      1,534.8
-----------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                       2,557.1      2,135.9
-----------------------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity                                  $  8,463.1   $  7,559.6
                                                                                  =========================



See notes to consolidated financial statements.


                                       3
                                       5

    -----------------------------------------------------------------------

           Consolidated Statements of Changes in Shareholders' Equity

    -----------------------------------------------------------------------


                                             (millions-except per share amounts)


For the years ended December 31,                                    1998                    1997                  1996
                                                          ---------------------   ---------------------   ---------------------

RETAINED EARNINGS
  Balance, Beginning of year                              $  1,534.8              $  1,155.2              $    899.8
   Net income                                                  456.7    $ 456.7        400.0    $ 400.0        313.7    $ 313.7
                                                                        -------                 -------                 -------
   Cash dividends on Preferred Shares
     (9 3/8% annually)                                            --                      --                    (3.2)
   Cash dividends on Common Shares ($.25, $.24
     and $.23 per share)                                       (18.1)                  (17.3)                  (16.4)
   Treasury shares purchased: Common Shares                    (39.8)                   (2.7)                  (35.5)
                              Preferred Shares                    --                      --                     (.3)
   Preferred Shares redeemed                                      --                      --                    (2.9)
   Other, net                                                   (1.0)                    (.4)                     --
-------------------------------------------------------------------------------   ---------------------   ---------------------
Balance, End of year                                      $  1,932.6              $  1,534.8              $  1,155.2
-------------------------------------------------------------------------------   ---------------------   ---------------------
ACCUMULATED OTHER COMPREHENSIVE
      INCOME, NET OF TAX
  Balance, Beginning of year                              $    116.0              $     68.4              $     45.5
    Change in unrealized appreciation (depreciation)                       (9.0)                   48.3                    22.9
    Other                                                                  (3.3)                    (.7)                     --
                                                                        -------                 -------                 -------
    Other comprehensive income (loss)                          (12.3)     (12.3)        47.6       47.6         22.9       22.9
-------------------------------------------------------------------------------   ---------------------   ---------------------
  Balance, End of year                                    $    103.7              $    116.0              $     68.4
-------------------------------------------------------------------------------   ---------------------   ---------------------
COMPREHENSIVE INCOME                                                    $ 444.4                 $ 447.6                 $ 336.6
                                                                        =======                 =======                 =======

PREFERRED SHARES, NO PAR VALUE
  Balance, Beginning of year                              $       --              $       --               $    83.6
    Redemption of shares                                          --                      --                   (77.9)
    Treasury shares purchased-cost basis                          --                      --                    (5.7)
-------------------------------------------------------------------------------   ---------------------   ---------------------
  Balance, End of year                                    $       --              $       --                $     --
-------------------------------------------------------------------------------   ---------------------   ---------------------

COMMON SHARES, $1.00 PAR VALUE

  Balance, Beginning of year                              $     72.3              $     71.5              $     72.1
    Stock options exercised                                       .6                      .8                      .4
    Treasury shares purchased                                    (.4)                     --                    (1.0)
-------------------------------------------------------------------------------   ---------------------   ---------------------
  Balance, End of year                                    $     72.5              $     72.3              $     71.5
-------------------------------------------------------------------------------   ---------------------   ---------------------


PAID-IN CAPITAL
  Balance, Beginning of year                              $    412.8              $    381.8              $    374.8
    Stock options exercised                                     10.9                    13.3                     6.5
    Tax benefits on stock options exercised                     25.6                    17.6                     5.9
    Treasury shares purchased                                   (2.4)                    (.2)                   (5.4)
    Other                                                        1.4                      .3                      --
-------------------------------------------------------------------------------   ---------------------   ---------------------
  Balance, End of year                                    $    448.3              $    412.8              $    381.8
-------------------------------------------------------------------------------   ---------------------   ---------------------

TOTAL SHAREHOLDERS' EQUITY                                $  2,557.1              $  2,135.9              $  1,676.9
                                                          ==========              ==========              ==========



There are 20.0 million Serial Preferred Shares authorized. In May 1991, the Company sold 4.0 million 9 3/8% Serial Preferred Shares, Series A; all remaining Preferred Shares were redeemed, at the Company's option, on May 31, 1996, at a cost of $25 per share, plus accrued and unpaid dividends through the redemption date.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.


See notes to consolidated financial statements.



                                       3
                                       6

                 ---------------------------------------------

                     Consolidated Statements of Cash Flows

                 ---------------------------------------------

                                                                      (millions)

For the years ended December 31,                                 1998                1997                1996

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                 $    456.7         $    400.0         $    313.7
  Adjustments to reconcile net income to net
    cash provided by operating activities:
  Depreciation and amortization                                    56.1               36.6               23.8
  Net realized gains on security sales                            (11.4)             (98.5)              (7.1)
  Changes in:
    Unearned premiums                                             349.6              442.3              257.7
    Loss and loss adjustment expense reserves                      42.0              204.6              190.1
    Accounts payable and accrued expenses                          76.7               49.9               50.1
    Policy cancellation reserve                                    (5.6)              (8.6)               2.5
    Prepaid reinsurance premiums                                    2.1               33.3              (15.3)
    Reinsurance recoverables                                       36.5               62.7               28.1
    Premiums receivable                                          (295.4)            (310.9)            (170.9)
    Deferred acquisition costs                                    (39.5)             (52.7)             (18.2)
    Income taxes                                                  (71.3)             (67.8)             (16.3)
    Other, net                                                     21.5               43.8               14.0
--------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                   618.0              734.7              652.2
--------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchases:
    Available-for-sale: fixed maturities                       (3,998.8)          (6,764.3)          (4,447.2)
                        equity securities                        (942.9)            (658.2)            (725.3)
  Sales:
    Available-for-sale: fixed maturities                        3,210.2            5,840.0            3,306.3
                        equity securities                         774.3              581.7              537.7
  Maturities, paydowns, calls and other:
    Available-for-sale: fixed maturities                          419.9              578.0              465.7
                        equity securities                         126.0              125.4               62.5
    Net (purchases) sales of short-term investments               (32.5)            (248.6)             143.1
    (Receivable) payable on securities                             18.9               (2.0)              76.3
    Purchases of property and equipment                          (174.2)            (121.9)             (35.8)
    Purchase of subsidiary, net of cash acquired                     --              (48.0)                --
--------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                      (599.1)            (717.9)            (616.7)
--------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

    Proceeds from exercise of stock options                        11.5               14.1                6.9
    Tax benefits from exercise of stock options                    25.6               17.6                5.9
    Redemption of Preferred Shares                                   --                 --              (80.8)
    Proceeds from debt                                               --                 --               99.6
    Payments of debt                                                 --              (20.4)               (.4)
    Dividends paid to shareholders                                (18.1)             (17.3)             (19.6)
    Acquisition of treasury shares                                (42.6)              (2.9)             (47.9)
--------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                       (23.6)              (8.9)             (36.3)
--------------------------------------------------------------------------------------------------------------
    Increase (decrease) in cash                                    (4.7)               7.9                (.8)
    Cash, Beginning of year                                        23.3               15.4               16.2
--------------------------------------------------------------------------------------------------------------
    Cash, End of year                                        $     18.6         $     23.3         $     15.4
                                                             =================================================



See notes to consolidated financial statements.



                                       3
                                       7

                 ----------------------------------------------

                   Notes to Consolidated Financial Statements

                 ----------------------------------------------

December 31, 1998, 1997 and 1996


01  REPORTING AND ACCOUNTING POLICIES

NATURE OF OPERATIONS The Progressive Corporation, an insurance holding company formed in 1965, owns 82 subsidiaries and has one mutual insurance company affiliate. The companies provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States and Canada.

BASIS OF CONSOLIDATION AND REPORTING The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries and affiliate (the Company). All of the subsidiaries and the affiliate are wholly owned or controlled. All intercompany accounts and transactions are eliminated in consolidation. The parent company's investments in subsidiaries exceeded their underlying book value at dates of acquisition by $17.9 million, of which $6.3 million remains. In the opinion of management, there is no present indication of diminished value in this amount.


INVESTMENTS Available-for-sale: fixed maturity securities are securities held for indefinite periods of time, and may be used as a part of the Company's asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs or similar economic factors. These securities are carried at market value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reported in accumulated other comprehensive income. The asset-backed portfolio is accounted for under the retrospective method; prepayment assumptions are based on market expectations.

   Available-for-sale: equity securities include common stocks and nonredeemable preferred stocks and are reported at quoted market values. Changes in the market values of these securities, net of deferred income taxes, are reflected as unrealized appreciation or depreciation in accumulated other comprehensive income. Changes in value due to foreign currency exchange are limited by foreign currency hedges; unhedged amounts are not material and changes in value are recognized in income in the current period.

   Trading securities are securities bought principally for the purpose of selling them in the near term and are reported at market value. Changes in market value are recognized in income in the current period. During the year, the net activity in trading securities was not material to the Company's financial position, cash flows or results of operations. The Company had no trading securities at December 31, 1998 and 1997.

   Derivative instruments, as defined by Statement of Financial Accounting Standards (SFAS) 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments," include futures, options, short positions, forward positions, foreign currency forwards and interest rate swap agreements. Derivative instruments held or issued for purposes other than trading include derivative positions used for risk management purposes and hedge positions. Derivative positions used for risk management are evaluated as to their effectiveness to modify the Company's risk characteristics and enhance the yields of the available-for-sale portfolios. Hedges are evaluated on established criteria to determine the effectiveness of their correlation and ability to reduce risk of specific securities or transactions. Those instruments held or issued for risk management purposes are carried at market value in the appropriate available-for-sale portfolio based on the nature of the derivative instrument; changes in value of futures, options, foreign currency forwards and short positions are recorded to income in the current period, and changes in the value of forward positions and interest rate swaps are reflected in other comprehensive income as unrealized appreciation or depreciation, net of deferred income taxes. At disposition, changes in value of forward positions and interest rate swap agreements are recognized in income as "net realized gains or losses on security sales." Those instruments entered into for the purpose of hedging are carried at market value; changes in value follow the recognition of the asset being hedged. Gains or losses on closed hedge positions are recorded as basis adjustments to the cost of the assets hedged and amortized over their expected life. Unamortized amounts are recognized in income at the disposition of the assets hedged. Gains and losses on instruments entered into for the purpose of hedging anticipated transactions are deferred and amortized over the life of the hedged transaction, beginning at the inception of the transaction. Gains and losses on foreign currency hedges offset the foreign exchange gains and losses on the foreign equity portfolio. The net hedged gain or loss is not material and is recognized into income in the current period. Hedges that no longer qualify for hedge accounting due to lack of correlation are reclassified to derivative instruments held or issued for purposes other than trading and used for risk management purposes. Those instruments held or issued for trading purposes are carried at market value and include derivatives held or issued for the specific purpose of generating profits and all other derivatives not meeting the criteria for derivatives held or issued for other than trading purposes; changes in value are recorded to income in the current period. During the year, the net activity in derivative instruments held or issued for trading purposes was not material to the Company's financial position, cash flows or results of operations; gains or losses during the year were recognized in the available-for-sale portfolio. See Note 4-Investments for further discussion.

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

   Realized gains and losses on sales of securities are computed based on the first-in first-out method and include write downs on available-for-sale securities considered to have other than temporary declines in market value.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets using accelerated methods for computers and straight line for all other fixed assets. The Company early adopted the accounting treatment required by Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and, as a result, capitalized $19.4 million, or $.17 per share, of computer software costs incurred during the year ended December 31, 1998.


                                       3
                                       8

As of December 31, 1998, the Company had contractual commitments related to the Company's construction projects in Tampa, Florida and Mayfield Village, Ohio totalling $99.0 million, of which $55.5 million had been paid through 1998. Total interest capitalized related to the Company's construction projects and capitalized computer software costs was $3.5 million in 1998.

INSURANCE PREMIUMS AND RECEIVABLES Insurance premiums written are earned primarily on a pro rata basis over the period of risk. For products where more than 50% cancellations are anticipated, premiums written and earned are reduced, though cancellations have not yet occurred.

The Company provides insurance and related services to individuals, lenders and motor carriers throughout the United States and Canada, and offers a variety of payment plans to meet individual customer needs. Generally, premiums are collected in advance of providing risk coverage, minimizing the Company's exposure to credit risk.

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

REINSURANCE The Company's reinsurance transactions include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures-CAIP), for which the Company retains no indemnity risk (see
Note 7-Reinsurance for further discussion). The remaining reinsurance arises from the Company seeking to reduce its loss exposure in its auto and non-auto businesses and to build its strategic alliance relationships. Prepaid reinsurance premiums are recognized on a pro rata basis over the period of risk.

EARNINGS PER SHARE Basic earnings per share are computed using the weighted average number of Common Shares outstanding and diluted earnings per share include common stock equivalents, including stock options, assumed outstanding during the period.

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

SUPPLEMENTAL CASH FLOW INFORMATION Cash includes only bank demand deposits. The Company paid income taxes of $235.9 million, $166.9 million and $121.5 million in 1998, 1997 and 1996, respectively. Total interest paid was $63.8 million for both 1998 and 1997 and $60.3 million for 1996.

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

NEW ACCOUNTING STANDARDS In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which standardizes the accounting for derivative instruments and requires that all derivatives be recognized at fair value on the balance sheet. Changes in fair value are recorded in current period earnings or in other comprehensive income if the derivative transaction is a qualified cash flow hedge. The statement is effective for fiscal years beginning after June 15, 1999. At December 31, 1998, the Company estimates that the net effect of all derivative transactions would not be significant. The Company held an anticipatory debt issuance hedge at December 31, 1998, that, under SFAS 133, would have been recorded as a $7.2 million loss, net of tax, to other comprehensive income.

ESTIMATES The Company is required to make estimates and assumptions when preparing its financial statements and accompanying notes in conformity with generally accepted accounting principles (GAAP). Actual results could differ from those estimates.

RECLASSIFICATIONS Certain amounts in the financial statements for prior periods were classified to conform with the 1998 presentation.


02  LITIGATION

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

03  CONTRACTUAL COMMITMENTS

The Company has operating lease commitments, licensing and service agreements with terms greater than one year, some with options to renew at the end of the contract periods. The minimum commitments under such noncancelable contracts at December 31, 1998 are as follows (in millions): 1999-$61.6; 2000-$51.6;
2001-$34.4; 2002-$10.3; 2003-$6.0; and thereafter-$.9. Total expense incurred by the Company for such purposes for 1998, 1997 and 1996 was $93.1 million, $83.3 million and $57.5 million, respectively.


                                       3
                                       9

04  INVESTMENTS

The components of pretax investment income and net realized gains on security sales for the periods ended December 31 were:

(millions)

                                                   1998           1997          1996

Available-for-sale: fixed maturities            $  233.9       $  219.1       $  183.9
                    equity securities               34.1           24.6           27.7
Short-term investments                              26.8           31.2           14.2
--------------------------------------------------------------------------------------
  Investment income                                294.8          274.9          225.8
--------------------------------------------------------------------------------------

Gross realized gains:
  Available-for-sale: fixed maturities              34.6           56.9           23.9
                      equity securities            159.1          121.4           39.7
  Short-term investments                              .2             --             --
Gross realized losses:
  Available-for-sale: fixed maturities             (37.1)         (36.9)         (29.6)
                      equity securities           (145.4)         (42.9)         (26.9)
--------------------------------------------------------------------------------------
    Net realized gains on security sales            11.4           98.5            7.1
--------------------------------------------------------------------------------------
                                                $  306.2       $  373.4       $  232.9
                                                ======================================


During 1998, the Company realized losses of $32.2 million related to write downs on investment securities considered to have other than temporary declines in market value and a $9.2 million net realized loss on an anticipatory hedge.

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


The composition of the investment portfolio at December 31 was:

(millions)                                                           GROSS            GROSS
                                                                UNREALIZED       UNREALIZED           MARKET
                                                       COST          GAINS           LOSSES            VALUE
1998
Available-for-sale:
   U.S. government obligations                   $    610.8      $     4.1       $      (.4)      $    614.5
   State and local government obligations           1,649.0           44.9              (.3)         1,693.6
   Foreign government obligations                      52.9             .4               --             53.3
   Corporate debt securities                          315.5            4.5             (1.8)           318.2
   Asset-backed securities                          1,491.4           19.8            (24.3)         1,486.9
   Other debt securities                               52.0             .7              (.2)            52.5
------------------------------------------------------------------------------------------------------------
                                                    4,171.6           74.4            (27.0)         4,219.0
   Preferred stocks                                   374.3           14.0            (11.8)           376.5
   Common stocks                                      512.2          144.3            (19.6)           636.9

Short-term investments                                441.9             --               --            441.9
------------------------------------------------------------------------------------------------------------
                                                 $  5,500.0      $   232.7       $    (58.4)      $  5,674.3
                                                 ===========================================================
1997
Available-for-sale:
   U.S. government obligations                   $    918.1      $     2.1       $      (.6)      $    919.6
   State and local government obligations           1,231.8           32.6              (.2)         1,264.2
   Foreign government obligations                      57.6            1.0              (.1)            58.5
   Corporate debt securities                           89.2             .8               --             90.0
   Asset-backed securities                          1,501.4           23.9             (5.3)         1,520.0
   Other debt securities                               38.7             .7              (.3)            39.1
------------------------------------------------------------------------------------------------------------
                                                    3,836.8           61.1             (6.5)         3,891.4
   Preferred stocks                                   333.9           15.1              (.2)           348.8
   Common stocks                                      501.9          139.0            (20.1)           620.8
Short-term investments                                409.4             --               --            409.4
------------------------------------------------------------------------------------------------------------
                                                 $  5,082.0      $   215.2       $    (26.8)      $  5,270.4
                                                 ===========================================================




                                       4
                                       0

The composition of fixed maturities by maturity at December 31, 1998 was:

(millions)                                                               MARKET
                                                    COST                 VALUE

Less than one year                            $    368.2            $    371.7
One to five years                                2,602.9               2,639.3
Five to ten years                                1,049.5               1,068.9
Ten years or greater                               151.0                 139.1
------------------------------------------------------------------------------
                                              $  4,171.6            $  4,219.0
                                              ================================


Asset-backed securities are reported based upon their projected cash flows. All other securities which do not have a single maturity date are reported at average maturity.

At December 31, 1998, bonds in the principal amount of $67.9 million were on deposit with various regulatory agencies to meet statutory requirements. Securities with a market value of $2.4 million were held at December 31, 1998, by a bankruptcy remote subsidiary and are not available to the general creditors of the Company.


The components of derivative financial instruments held or issued for purposes other than trading at December 31 were:


(millions)
                                                    MARKET VALUE/       CONTRACT/
                                                  CARRYING VALUE AT  NOTIONAL VALUE AT
                                                    DECEMBER 31,      DECEMBER 31,
                                                    1998     1997     1998     1997
                                                  -----------------  ----------------
Forward and future positions:
  Assets                                           $  2.8    $ .8    $ 30.9   $ 13.7
  Liabilities                                          --     (.1)       --     13.4
Anticipatory debt issuance hedge:
  Short futures position                              4.4      --     203.7       --
  Interest rate swap hedge                          (11.0)     --     150.0       --
Foreign currency forward and future positions:
  Assets                                               --     (.7)       --     50.9
  Liabilities                                         (.5)    1.7      31.8     67.2
-------------------------------------------------------------------------------------
                                                   $ (4.3)   $1.7    $416.4   $145.2
                                                  =================  ================


Derivative instruments classified as held or issued for purposes other than trading are used to manage the Company's risks and enhance the yields of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. The anticipatory debt issuance hedges were entered into to hedge against possible rises in interest rates prior to the issuance of debt under the Company's outstanding $300 million shelf registration, which is intended to replace debt expiring December 2000. The interest rate swap hedge performed as expected and is recorded as a deferred asset under SFAS 80, "Accounting for Futures Contracts," as a qualified hedge. Gains or losses on the hedge are deferred and will be recognized into income as adjustments to interest expense upon the issuance of the debt. The short futures position, driven by changing economic conditions, did not meet the established criteria for hedging correlation and was discontinued as a hedge, recognizing a net realized loss of $9.2 million in 1998. The Company continues to hold the short futures position for risk management of the anticipated debt offering.

   Derivative instruments may also be used for trading purposes. The Company had net losses of $1.2 million (gross gains of $9.9 million; gross losses of $11.1 million) during 1998 and net losses of $.7 million (gross gains of $9.9 million; gross losses of $10.6 million) during 1997 in the trading portfolio; these losses were not material to the Company's results of operations and are included in the results of the available-for-sale portfolio. At December 31, 1998, the Company had short trading positions in foreign currency and treasury forwards with net market values of $(.4) million and notional values of $31.5 million; the average market values for long and short positions in 1998 were $(.2) million and $.5 million, respectively. At December 31, 1997, the Company had short trading positions in foreign currency and commodity futures with net market values of $1.1 million and notional values of $64.4 million; the average market values for long and short positions in 1997 were $.5 million and $.4 million, respectively.

   For all derivative positions, net cash requirements are limited to changes in market values, which may vary based upon changes in interest rates, currency exchange rates and other factors. Exposure to credit risk is limited to the carrying value; unless otherwise noted, collateral is not required to support the credit risk.

   As of December 31, 1998, the Company had open investment funding commitments of $56.0 million. The Company had no uncollateralized lines or letters of credit as of December 31, 1998 or 1997.



                                       4
                                       1

05 STATUTORY FINANCIAL INFORMATION

At December 31, 1998, $245.7 million of consolidated statutory policyholders' surplus represents net admitted assets of the Company's insurance subsidiaries that are required to meet minimum statutory surplus requirements in the subsidiaries' states of domicile. The subsidiaries may be licensed in states, other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance subsidiaries that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the subsidiaries are licensed.

   During 1998, the insurance and other subsidiaries paid aggregate cash dividends of $151.0 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $274.2 million in 1999 without prior approval from regulatory authorities.

   Statutory policyholders' surplus was $2,029.9 million and $1,722.9 million at December 31, 1998 and 1997, respectively. Statutory net income was $331.5 million, $274.7 million and $277.9 million for the years ended December 31, 1998, 1997 and 1996, respectively.

The Company's insurance subsidiaries, as part of their statutory filings, are required to disclose their risk-based capital (RBC) requirements. The National Association of Insurance Commissioners (NAIC) developed the RBC program to enable regulators to take appropriate and timely regulatory actions with respect to insurers that show signs of weak or deteriorating financial condition. RBC is a series of dynamic surplus-related formulas which contain a variety of factors that are applied to financial balances based on a degree of certain risks, such as asset, credit and underwriting risks.

   In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance which will replace the current NAIC Annual Statement Instructions and Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas. The implementation date established by the NAIC is January 1, 2001; however, the effective date will be specified by each insurance company's state of domicile. The Company is currently evaluating the potential effect of the Codification guidance, but does not expect it to have a material impact on the Company's statutory surplus.




06 LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Activity in the loss and loss adjustment expense reserves, prepared in accordance with GAAP, is summarized as follows:

(millions)


                                                          1998          1997         1996

Balance at January 1                                 $  2,146.6    $  1,800.6    $  1,610.5
  Less reinsurance recoverables on unpaid losses          279.1         267.7         296.1
-------------------------------------------------------------------------------------------
Net balance at January 1                                1,867.5       1,532.9       1,314.4
-------------------------------------------------------------------------------------------
Net reserves of subsidiary purchased                         --          82.2            --
-------------------------------------------------------------------------------------------
Incurred related to:
  Current year                                          3,560.5       3,070.8       2,341.9
  Prior years                                            (184.2)       (103.3)       (105.8)
-------------------------------------------------------------------------------------------
    Total incurred                                      3,376.3       2,967.5       2,236.1
-------------------------------------------------------------------------------------------
Paid related to:
  Current year                                          2,376.0       1,971.5       1,424.7
  Prior years                                             922.0         743.6         592.9
-------------------------------------------------------------------------------------------
    Total paid                                          3,298.0       2,715.1       2,017.6
-------------------------------------------------------------------------------------------
Net balance at December 31                              1,945.8       1,867.5       1,532.9
  Plus reinsurance recoverables on unpaid losses          242.8         279.1         267.7
-------------------------------------------------------------------------------------------
Balance at December 31                               $  2,188.6    $  2,146.6    $  1,800.6
                                                     ======================================

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


07  REINSURANCE

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As of December 31, 1998 and 1997, 36% and 44%, respectively, of the "prepaid reinsurance premiums" and 56% and 60%, respectively, of the "reinsurance recoverables" relate to CAIP, for which the Company retains no indemnity risk.

                                       4
                                       2

The effect of reinsurance on premiums written and earned as of December 31 was as follows:

(millions)
                              1998                          1997                        1996
                    ------------------------    ------------------------    ------------------------
                      Written        Earned       Written        Earned        Written         Earned


Direct premiums     $  5,451.3    $  5,100.5    $  4,825.2    $  4,382.9    $  3,638.4    $  3,380.7
  Assumed                   --            --            --            --           3.8           3.8
  Ceded                 (151.6)       (152.5)       (160.1)       (193.4)       (200.5)       (185.2)
----------------------------------------------------------------------------------------------------
Net premiums        $  5,299.7    $  4,948.0    $  4,665.1    $  4,189.5    $  3,441.7    $  3,199.3
                    ========================    ========================    ========================


Losses and loss adjustment expenses are net of reinsurance ceded of $131.9 million in 1998, $150.8 million in 1997 and $117.3 million in 1996.


08  INCOME TAXES

Significant components of the Company's income tax provision were as follows:

(millions)

                                            1998        1997        1996
Current tax provision                   $  237.1    $  241.6    $  163.9
Deferred tax benefit                       (32.7)      (63.1)      (35.9)
-------------------------------------------------------------------------
         Total income tax provision     $  204.4    $  178.5    $  128.0
                                        =================================

The provision for income taxes in the accompanying consolidated statements of income differed from the statutory rate as follows:

(millions)

                                                 1998                    1997                  1996
                                          ----------------       ----------------       ----------------

Income before income taxes                $  661.1               $  578.5               $  441.7
                                          ========               ========               ========
Tax at statutory rate                     $  231.4      35%      $  202.5      35%      $  154.6      35%
Tax effect of:
         Exempt interest income              (23.1)     (3)         (19.6)     (3)         (21.1)     (5)
         Dividends received deduction         (6.6)     (1)          (7.0)     (1)          (7.7)     (2)
         Other items, net                      2.7      --            2.6      --            2.2       1
--------------------------------------------------------------------------------------------------------
                                          $  204.4      31%      $  178.5      31%      $  128.0      29%
                                          ================       ================       ================

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 1998 and 1997, the components of the net deferred tax assets were as follows:

(millions)

                                           1998        1997
Deferred tax assets:
  Unearned premiums reserve            $  161.2    $  132.1
  Non-deductible accruals                  43.1        37.0
  Derivative financial instruments          4.4         6.9
  Capitalized expenditures                 10.9        12.7
  Loss reserves                           109.5        93.8
  Other                                    14.3        12.3
Deferred tax liabilities:
  Deferred acquisition costs             (104.7)      (88.7)
  Unrealized gains                        (61.0)      (66.1)
-----------------------------------------------------------
Net deferred tax assets                $  177.7    $  140.0
                                       ====================


The Company is able to demonstrate that the benefit of its deferred tax assets is fully realizable.

                                       4
                                       3

09 EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS The Company has a two-tiered Retirement Security Program. The first tier is a defined contribution pension plan covering all employees who meet requirements as to age and length of service. Contributions vary from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service. Company contributions were $6.5 million in 1998, $5.1 million in 1997 and $4.2 million in 1996.

   The second tier is a long-term savings plan under which the Company matches, into a Company stock account, amounts contributed to the plan by an employee up to a maximum of 3% of the employee's eligible compensation. Company contributions were $9.9 million in 1998, $7.3 million in 1997 and $5.8 million in 1996.

   The Company has a defined benefit pension plan which covered employees hired before January 1, 1989, who met requirements as to age and length of service. This plan and future benefit accruals were frozen on December 31, 1993; the benefits accruals through the date the plan was frozen were based on years of service and career average compensation up to the Social Security tax base. As of December 31, 1998, the Company had a pension asset of $3.5 million, compared to $2.0 million in 1997 and a pension liability of $1.2 million in 1996. The Company recognized income of $.1 million in both 1998 and 1997, and $0 in 1996. The Company's funding policy is to contribute annually the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. There is no past service liability requiring funding by the Company.

POSTEMPLOYMENT BENEFITS The Company provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits including workers' compensation and, if elected, continuation of health care benefits. The Company's liability was $1.8 million at December 31, 1998, compared to $1.5 million in 1997.

POSTRETIREMENT BENEFITS The Company provides postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. The Company recognized expenses of $.7 million in 1998, $.2 million in 1997 and $.4 million in 1996. The Company's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future.

DEFERRED COMPENSATION The Company maintains The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan), which permits eligible executives to defer receipt of some or all of their annual bonuses or other incentive awards. These deferred amounts are deemed invested in one or more investment funds, including Common Shares of the Company, offered under the Deferral Plan. All distributions from the Deferral Plan will be made in cash, except that distributions representing amounts deemed invested in Common Shares will be made in Common Shares. The Company reserved 300,000 Common Shares for issuance under the Deferral Plan. The Company established an irrevocable grantor trust to provide a source of funds to assist the Company in meeting its liabilities under the Deferral Plan. At December 31, 1998 and 1997, the trust held assets of $14.6 million and $6.4 million, respectively, of which $3.9 million and $1.4 million were held in Common Shares, to cover its liabilities.

INCENTIVE COMPENSATION PLANS The Company's 1989 Incentive Plan and 1995 Incentive Plan provide for the granting of stock options and other stock-based awards to key employees of the Company. The 1989 Incentive Plan has 6,500,000 shares authorized and the 1995 Incentive Plan has 5,000,000 shares authorized. In addition to the Incentive Plans, the Company registered 1,425,000 and 650,000 Common Shares relating to stock options granted to key employees and directors of the Company, respectively. The nonqualified stock options granted are for periods up to ten years, become exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All options granted have an exercise price equal to the market value of the Common Shares on the date of grant.


A summary of all employee stock option activity during the three years ended December 31 follows:

                                            1998                                 1997                             1996
                                   --------------------------        ---------------------------        ---------------------------
                                                     WEIGHTED                           WEIGHTED                           WEIGHTED
                                   NUMBER OF          AVERAGE        NUMBER OF           AVERAGE        NUMBER OF           AVERAGE
OPTIONS OUTSTANDING                   SHARES   EXERCISE PRICE           SHARES    EXERCISE PRICE           SHARES    EXERCISE PRICE

Beginning of year                  4,968,964         $  35.52        5,109,390           $ 28.09        4,943,324           $ 23.76
  Add (deduct):
  Granted                            441,210           124.61          726,889             69.82          852,989             47.52
  Exercised                         (641,013)           16.99         (758,580)            17.44         (454,348)            14.89
  Cancelled                          (63,350)           61.03         (108,735)            41.07         (232,575)            32.95
-------------------------------------------------------------        ---------------------------        ---------------------------
End of year                        4,705,811         $  46.07        4,968,964           $ 35.52        5,109,390           $ 28.09
                                   ==========================        ===========================        ===========================
Exercisable, end of year           1,342,801         $  20.26        1,497,050           $ 15.53        1,561,428           $ 15.75
                                   ==========================        ===========================        ===========================
Available, end of year             4,676,547                         5,054,407                          5,672,561
                                   =========                         =========                          =========

                                       4
                                       4

The following employee options were outstanding or exercisable as of December 31, 1998:

                                    OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                      --------------------------------------------   -------------------------
                                 WEIGHTED AVERAGE       WEIGHTED                      WEIGHTED
RANGE OF              NUMBER OF         REMAINING        AVERAGE      NUMBER OF        AVERAGE
EXERCISE PRICES          SHARES  CONTRACTUAL LIFE EXERCISE PRICE         SHARES EXERCISE PRICE

   $  9  -  20          923,070        2.41 years        $ 15.31        923,070        $ 15.31
     21  -  40        1,817,028        5.17 years          33.32        393,928          29.83
     41  -  60          818,637        6.98 years          47.17         19,687          44.97
     61  -  80          694,752        7.99 years          68.64          5,527          67.14
     81  - 120           29,239        8.25 years         104.08            589         114.19
    121  - 161          423,085        9.01 years         124.83              -              -
-----------------------------------------------------------------------------------------------
   $  9  - 161        4,705,811                                       1,342,801
                      =========                                       =========



Under SFAS 123, the Company uses the Black-Scholes pricing model to calculate the fair value of the options awarded, including 138,696 options awarded to directors. This model produced a value of 40.6% for 1998 awards, 43.2% for 1997 awards and 41.4% for 1996 awards. The following assumptions were used to derive the ratio: a 7-year option term; an annualized volatility rate of .259 for 1998,
 .255 for 1997 and .246 for 1996; a risk-free rate of return of 5.49% for 1998, 6.63% for 1997 and 6.69% for 1996; and a dividend yield of .20% for 1998, .25%
for 1997 and .5% for 1996. The Company elected to account for terminations when they occur rather than include an attrition factor into its model.


If compensation cost had been measured based on the fair-value based accounting method under SFAS 123, the following would have been disclosed for December 31:
(millions-except per share amounts)

                                1998         1997          1996
PRO FORMA
  Net income                   $447.3       $393.5        $310.3
                               =================================
  Earnings per share
    Basic                     $  6.17       $ 5.46        $ 4.24
    Diluted                      6.00         5.22          4.09


The effect of applying SFAS 123 in the current year is not representative of the effect on income for future years since each subsequent year will reflect expense for additional years' vesting.

The amounts charged to income for incentive compensation plans, including executive cash bonus programs for key members of management and a gainsharing program for all other employees, were $107.5 million in 1998, $85.8 million in 1997 and $45.3 million in 1996.


10  DEBT

During 1998, there were no bank borrowings outstanding. Debt includes amounts the Company has borrowed and contributed to the capital of its insurance subsidiaries or borrowed for other long-term purposes.

Debt at December 31 consisted of:
(millions)

                                                                                 1998                   1997
                                                                         -------------------   -------------------
                                                                                      MARKET                MARKET
                                                                             COST      VALUE       COST      VALUE

7.30% Notes, due 2006 (issued: $100.0, May 1996)                         $   99.7   $  109.5   $   99.7   $  105.3
6.60% Notes, due 2004 (issued: $200.0, January 1994)                        199.1      199.4      198.9      200.7
7% Notes, due 2013 (issued: $150.0, October 1993)                           148.4      157.2      148.4      154.4
8 3/4% Notes, due 1999 (issued: $30.0, May 1989)                             29.9       30.4       29.7       30.9
10% Notes, due 2000 (issued: $150.0, December 1988)                         149.8      162.7      149.6      164.6
10 1/8% Subordinated Notes, due 2000 (issued: $150.0, December 1988)        149.7      162.4      149.6      164.6
------------------------------------------------------------------------------------------------------------------
                                                                         $  776.6   $  821.6   $  775.9   $  820.5
                                                                         ===================   ===================

All debt is noncallable with interest payable semiannually.

                                       4
                                       5

In May 1990, the Company entered into a revolving credit arrangement with National City Bank, which is reviewed by the bank annually. Under this agreement, the Company has the right to borrow up to $10.0 million. By selecting from available credit options, the Company may elect to pay interest at rates related to the London interbank offered rate, the bank's base rate or at a money market rate. A commitment fee is payable on any unused portion of the committed amount at the rate of .125 percent per annum. The Company had no borrowings under this arrangement at December 31, 1998 or 1997.

   In addition, the Company may issue from time to time, in one or more transactions, up to $300 million of its debt securities under an outstanding shelf registration, which became effective in 1998.

   Aggregate principal payments on debt outstanding at December 31, 1998, are $30.0 million for 1999, $300.0 million for 2000, $0 for 2001, 2002 and 2003, and
$450.0 million thereafter.


11  SEGMENT INFORMATION

During 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which requires companies to report financial and descriptive information about their reportable operating segments. The Company writes personal automobile and other specialty property-casualty insurance and related services throughout the United States and Canada. The Company's Personal Lines business is predominantly auto insurance and is organized by states. The Company's 44 state/community managers are located in or near the market served. These managers are measured and paid based on profit and growth in their state(s)/community and manage claims, distribution, advertising, budgets, price levels, agent development, regulation and community relations for their area. The Canadian business unit's revenues are less than 1% of the Company's consolidated revenues.

   The Company's other lines of business include insurance for commercial vehicles, lenders' collateral protection, directors' and officers' liability and related services, including processing business for involuntary plans and claim services to fleet owners and other insurance companies. The other businesses accounted for less than 8% of the Company's consolidated revenues. All revenues are generated from external customers and the Company does not have a reliance on any major customer.

   The Company evaluates segment profitability based on pretax operating profit. Expense allocations are based on certain assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets, investment income, interest expense or income taxes to operating segments. In addition, the Company does not separately identify depreciation and amortization expense by segment and such disclosure would be impracticable. Companywide depreciation and amortization expense was $56.1 million in 1998, $36.6 million in 1997 and $23.8 million in 1996. The accounting policies of the operating segments are the same as those described in
Note 1-Reporting and Accounting Policies.


For the years ended December 31,       1998                       1997                        1996
  (millions)                    ---------------------      ---------------------      ----------------------
                                               PRETAX                     PRETAX                      PRETAX
                                REVENUES PROFIT (LOSS)     REVENUES PROFIT (LOSS)     REVENUES  PROFIT (LOSS)

Personal Lines(1)             $  4,580.7   $    361.3    $  3,832.7   $    243.0    $  2,916.0   $  230.8
Other                              405.5         62.1         402.1         36.6         329.5       45.6
Investments(2)                     306.2        298.8         373.4        363.5         232.9      226.8
Interest Expense                      --        (61.1)           --        (64.6)           --      (61.5)
-----------------------------------------------------    -----------------------    ---------------------
                              $  5,292.4   $    661.1    $  4,608.2   $    578.5    $  3,478.4   $  441.7
                              =======================    =======================    =====================


(1)94% of the Personal Lines segment is personal automobile insurance.

(2)Revenues represent recurring investment income and net realized gains/losses on security sales; pretax profit is net of investment expenses.


12  FAIR VALUE OF FINANCIAL INSTRUMENTS

Information about specific valuation techniques and related fair value detail is provided in Note 1-Reporting and Accounting Policies, Note 4-Investments and
Note 10-Debt. Pursuant to SFAS 119, the cost and market value of the financial instruments as of December 31 are summarized as follows:

(millions)                                              1998                      1997
                                              ---------------------      -----------------------
                                                              MARKET                      MARKET
                                                  COST         VALUE          COST         VALUE
Investments:
   Available-for-sale: fixed maturities       $4,171.6      $4,219.0      $3,836.8      $3,891.4
                       preferred stocks          374.3         376.5         333.9         348.8
                       common stocks             512.2         636.9         501.9         620.8
   Short-term investments                        441.9         441.9         409.4         409.4
Debt                                            (776.6)       (821.6)       (775.9)       (820.5)




                                       4
                                       6

13  OTHER COMPREHENSIVE INCOME

During 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income," which requires disclosure of comprehensive income and its components in the financial statements. The components of other comprehensive income (loss) for the years ended December 31 were as follows:

(millions)
                                                 1998                             1997                            1996
                                    -----------------------------     ----------------------------    ---------------------------
                                                   TAX                              TAX                            TAX
                                            (PROVISION)     AFTER            (PROVISION)    AFTER           (PROVISION)    AFTER
                                    PRETAX     BENEFIT        TAX     PRETAX    BENEFIT       TAX      PRETAX   BENEFIT      TAX
Unrealized gains (losses)
   arising during period:(1)
  Available-for-sale:
   fixed maturities                 $   2.8    $  (1.0)   $   1.8    $  29.5    $ (10.3)   $  19.2    $ (18.3)  $   6.4     (11.9)
   equity securities                   64.3      (22.5)      41.8       44.8      (15.7)      29.1       53.7     (18.9)     34.8
Reclassification adjustment:(2)
  Available-for-sale:
   fixed maturities                   (10.0)       3.5       (6.5)
   equity securities                  (71.2)      25.1      (46.1)
---------------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)         (14.1)       5.1       (9.0)      74.3      (26.0)      48.3       35.4     (12.5)     22.9
Other(3)                               (3.3)        --       (3.3)        --        (.7)       (.7)        --        --        --
---------------------------------------------------------------------------------------------------------------------------------
Other comprehensive
  income (loss)                     $ (17.4)   $   5.1    $ (12.3)    $ 74.3    $ (26.7)   $  47.6    $  35.4   $ (12.5)   $ 22.9
                                    =============================     ============================    ===========================




(1)Amounts for 1997 and 1996 reflect changes in net unrealized gains (losses).

(2)Represents adjustments for gains (losses) realized in net income; reclassification adjustments for prior years are not available.

(3)Other includes foreign currency translation adjustments, which have no tax effect, and minimum pension liability, which is taxed at the statutory rate.



14  SUBSEQUENT EVENT

On March 1, 1999, the Company issued $300 million of 6 5/8% Senior Notes due March 1, 2029, under a shelf registration statement filed with the Securities and Exchange Commission in 1998. The Company may redeem all or part of the Notes at any time, subject to a "make whole" provision. There are no sinking fund requirements. The Notes were priced at 98.768% to yield 6.721% to maturity. Interest is payable semiannually on March 1 and September 1, beginning September 1, 1999. Net proceeds to the Company of $293.7 million are intended to be used, together with other available funds, to retire certain of the Company's current outstanding debt upon its maturity.



                   ------------------------------------------
                      Report of PricewaterhouseCoopers LLP,
                             Independent Accountants
                   ------------------------------------------


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS, THE PROGRESSIVE CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio
January 25, 1999 (March 1, 1999 as to Note 14)

                                       4
                                       7

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

The consolidated financial statements and the related notes on pages 34 through 47, together with the supplemental information on pages 52 through 59, should be read in conjunction with the following discussion of the consolidated financial condition and results of operations.

FINANCIAL CONDITION The Progressive Corporation is a holding company and does not have any revenue producing operations of its own. It receives cash through borrowings, equity sales, subsidiary dividends and other transactions, and may use the proceeds to contribute to the capital of its insurance subsidiaries in order to support premium growth, to repurchase its Common Shares and other outstanding securities, to retire its outstanding indebtedness, to pay dividends and for other business purposes.

     During 1998, the Company repurchased 404,079 of its Common Shares at a total cost of $42.6 million (average $105.28 per share), including 11,079 Common Shares repurchased to satisfy obligations under the Company's benefit plans. During the three-year period ended December 31, 1998, the Company repurchased
1.4 million of its Common Shares at a total cost of $87.4 million (average $60.75 per share), .2 million of its 9 3/8% Serial Preferred Shares, Series A, at a total cost of $6.0 million (average $25.60 per share) and redeemed its remaining Preferred Shares at a total cost of $82.1 million ($25.00 per share). The Company also sold $100.0 million of Notes. During the same period, The Progressive Corporation made $1.1 million of capital contributions to its subsidiaries, net of dividends received from these subsidiaries. The regulatory restrictions on subsidiary dividends are described in Note 5 to the financial statements.

     The Company has substantial capital resources and is unaware of any trends, events or circumstances that are reasonably likely to affect its capital resources in a material way. In March 1999, the Company issued $300 million of 6 5/8% Senior Notes due 2029 under an outstanding shelf registration, which became effective in 1998. The net proceeds of $293.7 million are intended to replace current outstanding debt upon its maturity. The Company also has available a $10.0 million revolving credit agreement. With its current 29% debt to capital ratio, management believes the Company has sufficient borrowing capacity and other capital resources to support current and anticipated growth.

     The Company's insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. For the three years ended December 31, 1998, operations generated positive cash flows of $2,004.9 million, and cash flows are expected to be positive in both the short-term and reasonably foreseeable future. The Company's substantial investment portfolio is highly liquid, consisting almost entirely of readily marketable securities.

     In March 1997, the Company acquired Midland Financial Group, Inc. for about $50 million in cash. Midland underwrites and markets nonstandard private passenger automobile insurance through Independent Agents across 11 states, primarily in the southeastern and western United States.

     Total capital expenditures for the three years ended December 31, 1998, aggregated $331.9 million. In December 1997, the Company purchased approximately 72 acres in Tampa, Florida to construct a three-building, 307,000 square foot, regional call center. The cost of the project is currently estimated at $45.2 million; $41.3 million has been paid as of December 31, 1998. The first two buildings were completed during 1998. The third building was completed in February 1999. In addition, in November 1997, the Company purchased 91 acres in Mayfield Village, Ohio to construct an office complex, near the site of its current corporate headquarters. This office complex is part of a five-year cooperative effort with Mayfield Village to develop over 300 acres. Progressive will serve as the anchor corporate user with additional business users and recreational facilities on the site. The Company is constructing three buildings containing a total of approximately 443,000 square feet on the site and could build up to two additional buildings, containing about 500,000 square feet in total, in the future. The first three buildings are expected to be completed during 1999 and are estimated to cost $68.3 million. As of December 31, 1998, $28.7 million has been paid. The construction projects are being funded through operating cash flows.

INVESTMENTS The Company invests in fixed-maturity, equity and short-term securities. The Company's investment strategy recognizes its need to maintain capital adequate to support its insurance operations. The Company evaluates the risk/reward tradeoffs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity of the investment portfolio.

     The majority of the portfolio is invested in high-grade, fixed-maturity securities, of which short-and intermediate-term securities represented $4,439.4 million, or 78.3%, at the end of 1998, compared to $4,024.9 million, or 76.4%, at the end of 1997. Long-term investment-grade securities, including those principal paydowns from asset-backed securities that are greater than 10 years, were $93.5 million, or 1.6%, at the end of 1998, compared to $143.4 million, or 2.7%, at the end of 1997. Non-investment-grade fixed-maturity securities were $128.0 million, or 2.3%, at the end of 1998, compared to $132.5 million, or 2.5%, at the end of 1997, and offer the Company higher returns and added diversification without a significant adverse effect on the stability and quality of the investment portfolio as a whole. Non-investment-grade securities may involve greater risks often related to creditworthiness, solvency and relative liquidity of the secondary trading market. The duration of the fixed-income portfolio was 2.8 years at December 31, 1998, compared to 3.3 years at December 31, 1997.

     A portion of the investment portfolio is invested in marketable equity securities. Common stocks represented $636.9 million, or 11.2%, of the portfolio, at the end of 1998, compared to $620.8 million, or 11.8%, a year earlier. The majority of the common stock portfolio is invested in domestic equities traded on nationally recognized securities exchanges. In addition, the Company invests in foreign equities, which may include stock index futures and foreign currency forwards, which comprised $130.7 million of the common stock portfolio at the end of 1998, compared to $106.0 million last year, and partnership investments, which comprised $63.7 million of the common stock portfolio at the end of 1998, compared to $31.8 million last year. Preferred stocks represented $376.5 million, or 6.6%, of the portfolio at the end of 1998, compared to $348.8 million, or 6.6%, a year earlier, and was comprised of over 72% of fixed-rate preferred stocks with mechanisms that are expected to provide an opportunity to liquidate at par.

     As of December 31, 1998, the Company's portfolio had $174.3 million in unrealized gains, compared to $188.4 million in 1997. This decrease in value was the result of widening credit spreads on all non-treasury related products and the Company's underperformance relative to the S&P 500, due to overweighting in smaller capitalization value stocks.

The weighted average fully taxable equivalent book yield of the portfolio was 6.3%, 6.6% and 6.7% for the years ended December 31, 1998, 1997 and 1996, respectively.

     As of December 31, 1998, the Company held $1,486.9 million of asset-backed securities, which represented 26.2% of the total investment portfolio. The asset-backed portfolio included collateralized mortgage obligations (CMO) and commercial mortgage-backed obligations (CMB) totaling $325.3 million and $728.9 million, respectively. The remainder of the asset-backed portfolio was invested primarily in auto loan and other asset-backed securities. As of December 31, 1998, the CMO portfolio primarily included sequential bonds, representing 90.3% of the CMO portfolio ($293.7 million) with an average life of 3.6 years. At December 31, 1998, the CMO portfolio had a weighted average Moody's or Standard & Poor's rating of AAA and the CMB portfolio had an average life of 6.1 years and a weighted average Moody's or Standard & Poor's rating of AA. At December 31, 1998, the CMO and CMB portfolios had unrealized gains/(losses) of $.1 million and $(8.2) million, respectively. The single largest unrealized loss in any individual CMO security was $.9 million and in any CMB security was $5.4 million, at December 31, 1998. The CMB portfolio includes $132.5 million of CMB interest-only certificates, which had an average life of 6.6 years and a weighted average Moody's or Standard & Poor's rating of AAA at December 31, 1998. Both the CMO and CMB portfolios are highly liquid with readily available quotes and contain no residual interests. During 1997, the Company sold $178.4 million (proceeds of $200.8 million) of non-investment-grade CMB securities to a third-party purchaser. The purchaser subsequently transferred the securities to a trust as collateral in a resecuritized debt offering. The transaction was accounted for as a sale under Statement of Financial Accounting Standards
(SFAS) 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," resulting in a net gain of $22.4 million. A bankruptcy remote subsidiary of the Company acquired $22.8 million of the resecuritized debt, which was subsequently sold in 1998 for a net gain of $3.5 million. This portion of the transaction was not accounted for as a sale in 1997 in accordance with SFAS 125.

     Investments in the Company's portfolio have varying degrees of risk. The primary market risk exposure to the fixed-income portfolio is interest rate risk, which is limited by managing duration to a defined range of 1.8 to 5 years. The distribution of maturities and convexity are monitored on a regular basis. Common stocks and similar investments, which generally have greater risk and volatility of market value, are limited to a target of 15%, with a range of 0 to 25%. Market values, along with industry and sector concentrations of common stocks and similar investments, are monitored daily. Exposure to foreign currency exchange risk is limited by Company restrictions and is monitored regularly. Exposures are evaluated individually and as a whole, considering the effects of cross correlation. For the quantitative market risk disclosures, see page 56. The Company regularly examines its portfolio for evidence of impairment. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to: (i) interest rates, (ii) market-related factors other than interest rates and (iii) financial conditions, business prospects and other fundamental factors specific to the issuer. Declines attributable to issuer fundamentals are reviewed in further detail. Available evidence is considered to estimate the realizable value of the investment. When a security in the Company's investment portfolio has a decline in market value which is other than temporary, the Company is required by generally accepted accounting principles (GAAP) to reduce the carrying value of such security to its net realizable value. In 1998, the Company wrote down $32.2 million, including $20.8 million in two securities in emerging markets driven by changing economic conditions.

     Included in our non-investment-grade fixed-maturity securities and our common stock portfolios are $299.6 million of other risk assets. Other risk assets include such items as high yield and distressed debt, private equities and warrants, mezzanine investments, and securities in emerging markets. No individual security in the other risk asset portfolio comprised more than one percent of Progressive's total investment portfolio. The total return on the average amount invested in this asset class in 1998 was (4.4)% with a total net unrealized gain of $4.7 million at December 31, 1998. The single largest unrealized loss in any individual other risk asset security was $5.4 million.

     Derivative instruments are primarily used to manage the risks and enhance the returns of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. During 1998, the Company entered into two transactions, an interest rate swap hedge and a short futures position, to hedge against possible rises in interest rates prior to the issuance of debt under the $300 million shelf registration. The interest rate swap hedge performed as expected and is recorded as an $11.0 million deferred asset under SFAS 80, "Accounting for Futures Contracts," as a qualified hedge. The short futures position, driven by changing economic conditions, did not meet the established criteria for hedging correlation and was discontinued as a hedge, recognizing a net realized loss of $9.2 million in 1998. The Company continues to hold the short futures position for risk management of the anticipated debt offering. Derivative instruments may also be used for trading purposes. During 1998, net activity in the trading portfolio was not material to the Company's financial position, cash flows or results of operations. Net cash requirements of derivative instruments are limited to changes in market values which may vary based upon changes in interest rates and other factors. Exposure to credit risk is limited to the carrying value; collateral is not required to support the credit risk. The Company has stringent restrictions on the amount of open positions in the trading portfolios, limiting exposure to defined levels. At December 31, 1998, trading positions had a net market value of $(.4) million; at December 31, 1997, the net market value was $1.1 million.

RESULTS OF OPERATIONS Operating income, which excludes net realized gains and losses from security sales and one-time items, was $449.3 million, or $6.01 per share, in 1998, $336.0 million, or $4.46 per share, in 1997 and $309.1 million, or $4.12 per share, in 1996. The GAAP combined ratio was 91.6 in 1998, 93.4 in 1997 and 91.5 in 1996.

     Direct premiums written increased 13% to $5,451.3 million in 1998, compared to $4,825.2 million in 1997 and $3,638.4 million in 1996. Net premiums written increased 14% to $5,299.7 million in 1998, compared to $4,665.1 million in 1997 and $3,441.7 million in 1996. The difference between direct and net premiums written is partially attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures (CAIP), for which the Company retains no indemnity risk, of $60.7 million in 1998, $78.4 million in 1997 and $99.5 million in 1996. The Company provided policy and claim processing services to 27 state CAIPs in all three years. Premiums earned, which are a function of the amount of premiums written in the current and prior periods, increased 18% in 1998, compared to 31% in 1997 and 17% in 1996.

     Net premiums written in the Company's Personal Lines, which write insurance for private passenger automobiles and recreational vehicles, grew 15%, 36% and 20% in 1998, 1997 and 1996, respectively, primarily reflecting an increase in unit sales. The slower growth in 1998 is a result of intensified competition in the auto insurance market. Many of the Company's competitors reduced rates, increased advertising, entered new states, expanded their distribution channels, entered the nonstandard auto insurance market and increased agents' compensation. The Company expects continued growth in 1999 despite increased competition. The Company decreased rates an average of 5.3% in 1998, compared to rate decreases of .9% in 1997 and rate increases of 2.5% in 1996. The Company continues to write through multiple distribution methods, including Independent Agents, Direct (via 1 800 AUTO PRO(R) and progressive.com) and through
Strategic Alliances. In 1998, the Direct distribution channel represented between 10% and 15% of the Personal Lines volume, compared to between 5% and 10% in 1997 and less than 5% in 1996. The sales generated via the Internet represented approximately 2% of the Direct business net premiums written in 1998. The Company also writes through its Strategic Alliances channel, which includes alliances with other insurance companies, employers, affinity groups and national brokerage agencies. The Strategic Alliances channel represented between 5% and 10% of the Personal Lines premiums in all three years. The remainder of the Personal Lines premiums are written through a network of over 30,000 Independent Insurance Agents. Through these multiple distribution channels, the Company continues to write standard and preferred risks, which represented between 30% and 35% of total 1998 Personal Lines volume, compared to between 20% and 25% in 1997 and between 10% and 15% in 1996, as well as its traditional nonstandard auto products.

     In 1997, the Company began using rating criteria based partially on consumer financial responsibility. This approach is in use in 43 states that represent 91% of the Personal Lines volume. The Company expects product design and pricing methods to evolve constantly, based on the developing understanding of loss data, work flows, market conditions and technology, as well as consumer acceptance of the Progressive brand as an insurer for all drivers. The Company introduced the next generation of product design in mid-1998 and expects to have it in markets representing 80% of premium by April 1999. Early results suggest that the Company is attracting drivers from all risk profiles and retaining them longer. The Company believes that growing the numbers of policyholders, particularly standard and preferred risks with their higher retention rates, builds intrinsic value because renewals are more profitable than first year business. The drive to add customers faster resulted in more spending to promote the Progressive brand and to hire and develop more claim adjusters and customer service representatives, and the Company expects this to continue at least in the near term. These costs, along with lower margins on first year business, are expected to bring profit margins more in line with the Company's objective of achieving a 4% underwriting profit margin over the entire retention period of a policyholder. In 1998, Personal Lines generated an underwriting profit margin of 8%, compared to 6% in 1997 and 8% in 1996.

     The Company's other lines of business include writing insurance for small fleets of commercial vehicles, collateral protection and loan tracking for auto lenders and financial institutions, directors' and officers' liability and fidelity coverage for American Bankers Association member community banks and independent credit unions, and providing related claim, underwriting and system services. Revenues in these businesses were $405 million in 1998, compared to $402 million in 1997 and $330 million in 1996. Pretax operating profit was $62 million in 1998, compared to $37 million in 1997 and $46 million in 1996. Most of these businesses are in markets that are declining in size.

     Claim costs, the Company's most significant expense, represent actual payments made and changes in estimated future payments to be made to or on behalf of its policyholders, including expenses required to settle claims and losses. These costs include a loss estimate for future assignments and assessments, based on current business, under state-mandated involuntary automobile programs. Claim costs are influenced by inflation and loss severity and frequency, the impact of which is mitigated by adequate pricing. Increases in the rate of inflation increase loss payments, which are made after premiums are established. Accordingly, anticipated rates of inflation are taken into account when the Company establishes premium rates and loss reserves. Claim costs, expressed as a percentage of premiums earned, were 68% in 1998, compared to 71% in 1997 and 70% in 1996. In recent years, the industry has had favorable loss experience driven by continuing trends with respect to safer cars and roads, the impaired driving crackdown, better law enforcement and insurers operating more efficiently.

     The Company writes directors and officers and other professional liability coverage for community banks and credit unions and, therefore, could potentially be exposed to liability for errors made by these institutions relating to the year 2000 conversion. To minimize its risk, from October 1997 through May 1998, the Company included year 2000 exclusions in all new and renewal policies for commercial banks which have multi-year terms that extend beyond December 31, 1999. This placed the Company at a competitive disadvantage since few of its competitors included similar exclusions. The Company has obtained additional reinsurance to limit its potential exposure to about 7% of the average policy limits in the event any of the insured directors or officers are held liable for year 2000 noncompliance by their financial institutions. In light of this additional reinsurance contract, which reduced the Company's net exposure by 68% and covers all of the Company's inforce directors and officers insurance business, in June 1998, the Company stopped including year 2000 exclusions in its multi-year policies. Additionally, the Company has begun to selectively remove previously issued year 2000 exclusions. As a regulated industry, financial institutions are under pressure from government regulatory agencies and other interested parties to ensure they achieve readiness for the year 2000. The Company is monitoring its customers' compliance efforts and believes that substantially all such customers are pursuing plans to achieve year 2000 compliance. It is currently unknown whether these financial institutions will be able to completely avoid errors relating to year 2000 compliance and the Company is unable to predict to what extent such financial institutions will incur losses as a result of noncompliance and whether their directors and officers will be subject to individual liability for such noncompliance. In the event of a claim, applicable factual and coverage issues would have to be resolved. Based on information currently available and management's best estimate, the Company does not believe that any losses resulting from this exposure will have a material impact on the Company's liquidity, financial condition, cash flows or results of operations.

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

     Policy acquisition and other underwriting expenses as a percentage of premiums earned were 23% in 1998 and 1997 and 22% in 1996. During 1998, the Company expanded its television advertising campaign on a national level. The Company also introduced its local advertising campaign to 14 more states during 1998, bringing the total number of states in which the Company advertises to 32 plus Washington D.C. (83 markets).

     Recurring investment income (interest and dividends) increased 7% to $294.8 million in 1998, compared to $274.9 million in 1997 and $225.8 million in 1996, primarily due to an increase in the size of the investment portfolio. Net realized gains on security sales were $11.4 million in 1998, $98.5 million in 1997 and $7.1 million in 1996. Investment expenses were $7.4 million in 1998, compared to $9.9 million in 1997 and $6.1 million in 1996; in 1997, the Company purchased a new portfolio management system and incurred expenses related to the sale of the commercial mortgage-backed securities.

YEAR 2000 COMPLIANCE The year 2000 problem exists because many computer programs only use the last two digits to refer to a year and could recognize "00" as 1900 instead of 2000. If not corrected, many computer and other microchip supported applications could fail or create erroneous results. The extent of the potential impact is still unknown but could affect the global economy. In response to this issue, the Company has evaluated its applications and operating software (including its claims reporting, financial reporting, policy issuance, policy maintenance and other internal production systems), hardware and software products, and third-party data exchanges and business relationships, and is in the process of evaluating its end user computing activities and facilities implications (including public utility services), and has established a dedicated, tenured project team responsible for overseeing progress on the Company's compliance program and periodically reporting to management.

     The Company began converting its applications software to be year 2000 compliant in July 1995 and, as a result, has been able to avoid redeploying significant resources or deferring other important projects to specifically address the year 2000 issues. During the first quarter 1998, the Company retained independent consultants to determine its state of readiness. Although some additional areas of focus were identified, the consultants noted that the Company was adequately addressing its critical internal systems and issues. As of December 31, 1998, the Company has completed approximately 94% of its efforts to bring its applications software in compliance. Testing of critical applications is being accomplished through the use of a special systems environment known as a "Time Warp Lab," which mimics the Company's production environment. As a final test of year 2000 readiness, after conversion and year 2000 certification, critical applications are run in the Time Warp Lab while systems clocks turn over from 1999 to 2000 and beyond. The total cost to modify these existing production systems, which includes both internal and external costs of programming, coding and testing, is estimated to be $8.0 million, of which $7.1 million had been expensed through December 31, 1998. The Company also replaced some of its systems during 1998. In addition to being year 2000 compliant, these new systems added increased functionality to the Company. The total cost of these systems, which include both internal and external costs, is estimated to be $4.8 million, and the majority of the projects were completed in 1998, with remaining parallel testing scheduled during the first quarter 1999. As of December 31, 1998, $4.7 million had been paid for these systems. All costs are being funded through operating cash flows. In addition, the Company has identified approximately 330 third parties with which data is exchanged. All critical data exchanges are being tested for compliance. Although dependent on business partners' testing schedules, testing of critical data exchanges is expected to be completed by the end of the second quarter 1999.

     The Company continually evaluates computer hardware and software upgrades for enhancements and, therefore, many of the costs to replace these items to be year 2000 compliant are not likely to be incremental costs to the Company. The Company's remediation of its mainframe hardware and operating software is 94% complete and the remediation of its servers and client server operating software is 30% complete. The Company estimates that all mainframe and client server hardware and operating software will be year 2000 compliant by the first half of 1999. In addition, during 1998, the Company secured software which will assist in the discovery of noncompliant desktop hardware and software. It is estimated that the assessment and remediation process will be completed by the first half of 1999.

     The Company is currently unable to determine the impact that year 2000 noncompliance may have on its financial condition, cash flows and results of operations. The Company believes that it is taking the necessary measures to address issues that may arise relating to the year 2000 and that its production systems will be compliant. The Company realizes, however, that noncompliance by third parties could impact its business. The possibility exists that a portion of the Company's distribution channel may not be compliant, that communication with agents could be disrupted, that underwriting data, such as motor vehicle reports, could be unobtainable, that the claim settling process could be delayed or that frequency and severity of losses may increase due to external factors. The Company is contacting its key independent insurance agents, vendors and suppliers (e.g. banks, credit bureaus, motor vehicle departments, rating agencies, etc.) to determine their status of compliance and to assess the impact of noncompliance to the Company. The Company is working closely with all critical business relationships to minimize its exposure to year 2000 issues, including on-site visits to identify their state of readiness.

     The Company's process teams and business groups are identifying potential year 2000 scenarios. For those scenarios deemed to be both probable and with a potentially significant business impact, the Company is developing contingency plans. The majority of the contingency plans are drafted and were reviewed by the Company's chief financial and technology officers during 1998. Contingency plans may include such items as hardening facilities with back-up generators, prioritizing resources, securing alternative vendors, developing alternative processes, pre-ordering policyholder information, and other measures. The Company anticipates that contingency plans will be completed for all material relationships during the first quarter 1999.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Except for historical information, the matters discussed in this annual report are forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. These risks and uncertainties include, without limitation, pricing competition and other initiatives by competitors, legislative and regulatory developments, weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail and winter conditions), driving patterns, court decisions and trends in litigation, interest rate levels and other conditions in the financial and securities markets, unforeseen technological issues associated with the year 2000 compliance efforts and the extent to which vendors, public utilities, governmental entities and other third parties that interface with the Company may fail to achieve year 2000 compliance, and other risks detailed from time to time in the Company's SEC reports. The Company assumes no obligation to update the information in this annual report.

                    Ten Year Summary - Financial Highlights
               (not covered by report of independent accountants)

               (millions-except per share amounts and number of people employed)


                                                                                        1998             1997

INSURANCE COMPANIES SELECTED FINANCIAL INFORMATION
   AND OPERATING STATISTICS-STATUTORY BASIS
 Reserves:
   Loss and loss adjustment expense(1)                                          $        1,945.8    $      1,867.5
   Unearned premiums                                                                     2,253.3           1,901.9
 Policyholders' surplus(1)                                                               2,029.9           1,722.9
 Ratios:
   Net premiums written to policyholders' surplus                                            2.6               2.7
   Loss and loss adjustment expense reserves to policyholders' surplus                       1.0               1.1
   Loss and loss adjustment expense                                                         68.5              71.1
   Underwriting expense                                                                     22.4              20.7
----------------------------------------------------------------------------------------------------------------------
   Statutory combined ratio                                                                 90.9              91.8

SELECTED CONSOLIDATED FINANCIAL INFORMATION-GAAP BASIS
 Total revenues                                                                 $        5,292.4    $      4,608.2
 Total assets                                                                            8,463.1           7,559.6
 Total shareholders' equity(2)                                                           2,557.1           2,135.9
 Common Shares outstanding                                                                  72.5              72.3
 Common Share price
   High                                                                         $          172      $        120 7/8
   Low                                                                                      94                61 1/2
   Close(3)                                                                                169 3/8           119 7/8
 Market capitalization                                                          $       12,279.7    $      8,667.0
 Book value per Common Share(2)                                                 $           35.27   $         29.54
 Return on average common shareholders' equity(4)                                           19.3%             20.9%
 Debt outstanding                                                               $          776.6    $        775.9
 Ratios:
   Debt to total capital                                                                    23%               27%
   Price to earnings(5)                                                                     28                27
   Price to book                                                                             4.8               4.1
 GAAP underwriting margin(2)                                                                 8.4               6.6
 Number of people employed                                                              15,735            14,126


1 During 1994, the Company began accruing salvage and subrogation recoverables.

2 In 1994, the $71.0 million "supplemental reserve" was eliminated, increasing book value per share $.65, underwriting profit margin 3.2% and shareholders' equity $46.2 million.

3 Represents the closing price at December 31.

4 Net income minus preferred share dividends / average common shareholders' equity.

5 Represents the closing stock price / operating earnings per share.

  All share and per share amounts were adjusted for the December 1992, 3 for 1 stock split.


                                                                            1996          1995          1994          1993

INSURANCE COMPANIES SELECTED FINANCIAL INFORMATION
   AND OPERATING STATISTICS-STATUTORY BASIS
 Reserves:
   Loss and loss adjustment expense(1)                                  $  1,532.9    $  1,314.4    $  1,100.2    $  1,053.7
   Unearned premiums                                                       1,382.9       1,140.4         954.8         688.9
 Policyholders' surplus(1)                                                 1,292.4       1,055.1         945.1         701.9
 Ratios:
   Net premiums written to policyholders' surplus                              2.7           2.8           2.6           2.6
   Loss and loss adjustment expense reserves to policyholders' surplus         1.2           1.2           1.2           1.5
   Loss and loss adjustment expense                                           70.2          71.6          64.2          62.6
   Underwriting expense                                                       19.8          21.4          22.4          25.4
--------------------------------------------------------------------------------------------------------------------------------
   Statutory combined ratio                                                   90.0          93.0          86.6          88.0

SELECTED CONSOLIDATED FINANCIAL INFORMATION-GAAP BASIS
 Total revenues                                                         $  3,478.4    $  3,011.9    $  2,415.3    $  1,954.8
 Total assets                                                              6,183.9       5,352.5       4,675.1       4,011.3
 Total shareholders' equity(2)                                             1,676.9       1,475.8       1,151.9         997.9
 Common Shares outstanding                                                    71.5          72.1          71.2          72.1
 Common Share price
   High                                                                 $     72 1/4  $     49 1/2  $     40 1/2  $     46 1/8
   Low                                                                        40 3/8        34 3/4        27 3/4        26 5/8
   Close(3)                                                                   67 3/8        48 7/8        35            40 1/2
 Market capitalization                                                  $  4,817.3    $  3,523.9    $  2,492.0    $  2,920.1
 Book value per Common Share(2)                                         $     23.45   $    19.31    $     14.97   $     12.62
 Return on average common shareholders' equity(4)                             20.5%        19.6%          27.4%         36.0%
 Debt outstanding                                                       $    775.7    $   675.9     $    675.6    $    477.1
 Ratios:
   Debt to total capital                                                      32%           31%           37%           32%
   Price to earnings(5)                                                       16            17            13            15
   Price to book                                                               2.9           2.5           2.3           3.2
 GAAP underwriting margin(2)                                                   8.5           5.7          11.5          10.7
 Number of people employed                                                 9,557         8,025         7,544         6,101

                                                                              1992            1991          1990          1989

INSURANCE COMPANIES SELECTED FINANCIAL INFORMATION
   AND OPERATING STATISTICS-STATUTORY BASIS
 Reserves:
   Loss and loss adjustment expense(1)                                    $    994.7      $    901.7    $    827.4    $    787.7
   Unearned premiums                                                           538.5           513.6         474.1         467.6
 Policyholders' surplus(1)                                                     658.3           676.7         636.7         578.1
 Ratios:
   Net premiums written to policyholders' surplus                                2.2             2.0           1.9           2.0
   Loss and loss adjustment expense reserves to policyholders' surplus           1.5             1.3           1.3           1.4
   Loss and loss adjustment expense                                             68.3            65.7          62.1          65.9
   Underwriting expense                                                         29.8            33.5          31.1          31.4
-----------------------------------------------------------------------------------------------------------------------------------
   Statutory combined ratio                                                     98.1            99.2          93.2          97.3

SELECTED CONSOLIDATED FINANCIAL INFORMATION-GAAP BASIS
 Total revenues                                                           $  1,738.9      $  1,493.1    $  1,376.2    $  1,392.7
 Total assets                                                                3,440.9         3,317.2       2,912.4       2,643.7
 Total shareholders' equity(2)                                                 629.0           465.7         408.5         435.2
 Common Shares outstanding                                                      67.1            63.3          69.3          76.2
 Common Share price
   High                                                                   $     29 3/8    $     20 5/8  $     18 3/4  $     14 1/2
   Low                                                                          14 3/4          15            11             7 1/2
   Close(3)                                                                     29 1/8          18            17 1/8        12 7/8
 Market capitalization                                                    $   1,954.3     $  1,139.4    $  1,186.8    $    981.1
 Book value per Common Share(2)                                           $      7.94     $      5.83   $      5.89   $      5.71
 Return on average common shareholders' equity(4)                               34.7%            6.7%         21.5%         17.4%
 Debt outstanding                                                         $    568.5      $    644.0    $    644.4    $    645.9
 Ratios:
   Debt to total capital                                                        47%             58%           61%           60%
   Price to earnings(5)                                                         17              14            13            14
   Price to book                                                                 3.7             3.1           2.9           2.3
 GAAP underwriting margin(2)                                                     3.5            (3.7)          1.0          (1.2)
 Number of people employed                                                   5,591           6,918         6,370         6,049

             TEN YEAR SUMMARY - GAAP CONSOLIDATED OPERATING RESULTS
              (not covered by report of independent accountants)

                                             (millions-except per share amounts)

                                                                 1998             1997
Direct premiums written:
  Personal lines                                       $       4,987.1    $      4,355.9
  All other lines                                                464.2             469.3
-----------------------------------------------------------------------------------------
Total direct premiums written                                  5,451.3           4,825.2
  Reinsurance assumed                                              -                 -
  Reinsurance ceded                                             (151.6)           (160.1)
-----------------------------------------------------------------------------------------
Net premiums written                                           5,299.7           4,665.1
  Net change in unearned premiums reserve(1)                    (351.7)           (475.6)
-----------------------------------------------------------------------------------------
Premiums earned                                                4,948.0           4,189.5
-----------------------------------------------------------------------------------------
Expenses:
  Losses and loss adjustment expenses(2)                       3,376.3           2,967.5
  Policy acquisition costs                                       659.9             607.8
  Other underwriting expenses                                    495.8             336.0
-----------------------------------------------------------------------------------------
Total underwriting expenses                                    4,532.0           3,911.3
-----------------------------------------------------------------------------------------
Underwriting profit (loss) before taxes                          416.0             278.2
Provision (benefit) for income taxes                             145.6              97.4
-----------------------------------------------------------------------------------------
Underwriting profit (loss) after taxes                           270.4             180.8
Service operations profit (loss) after taxes                       4.8                .9
-----------------------------------------------------------------------------------------
                                                                 275.2             181.7
Investment income after taxes                                    221.3             205.3
Net realized gains (losses) on security sales after taxes          7.4              64.0
Interest expense after taxes                                     (39.7)            (42.0)
Proposition 103 reserve reduction after taxes                      -                 -
Non-recurring items after taxes                                    -                 -
Other expenses after taxes(3)                                     (7.5)             (9.0)
-----------------------------------------------------------------------------------------
Income before tax adjustments and cumulative
  effect of accounting change                                    456.7             400.0
Tax adjustments(4)                                                 -                 -
Cumulative effect of accounting change5                            -                 -
-----------------------------------------------------------------------------------------
Net income                                              $        456.7    $        400.0
                                                        =================================
Per share(6)
  Net income(2)                                         $         6.11    $         5.31
  Dividends                                                       .250              .240
Average equivalent shares
  Basic                                                           72.5              72.0
  Diluted                                                         74.7              75.3

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

5 Reflects adoption of SFAS 109, "Accounting for Income Taxes."

6 Presented on a diluted basis. In 1997, the Company adopted SFAS 128, "Earnings
  Per Share," and, as a result, restated prior periods per share amounts, if applicable.

  All share and per share amounts were adjusted for the December 1992, 3 for 1 stock split.

                                                                1996          1995          1994          1993
Direct premiums written:
  Personal lines                                            $  3,165.4    $  2,644.6    $  2,181.7    $  1,548.9
  All other lines                                                473.0         424.3         463.4         417.5
-------------------------------------------------------------------------------------------------------------------
Total direct premiums written                                  3,638.4       3,068.9       2,645.1       1,966.4
  Reinsurance assumed                                              3.8            .1           2.9           9.2
  Reinsurance ceded                                             (200.5)       (156.2)       (190.8)       (156.4)
-------------------------------------------------------------------------------------------------------------------
Net premiums written                                           3,441.7       2,912.8       2,457.2       1,819.2
  Net change in unearned premiums reserve(1)                    (242.4)       (185.6)       (266.1)       (150.5)
-------------------------------------------------------------------------------------------------------------------
Premiums earned                                                3,199.3       2,727.2       2,191.1       1,668.7
-------------------------------------------------------------------------------------------------------------------
Expenses:
  Losses and loss adjustment expenses(2)                       2,236.1       1,943.8       1,397.3       1,028.0
  Policy acquisition costs                                       482.6         459.6         391.5         311.6
  Other underwriting expenses                                    208.5         167.2         150.8         151.3
-------------------------------------------------------------------------------------------------------------------
Total underwriting expenses                                    2,927.2       2,570.6       1,939.6       1,490.9
-------------------------------------------------------------------------------------------------------------------
Underwriting profit (loss) before taxes                          272.1         156.6         251.5         177.8
Provision (benefit) for income taxes                              95.2          54.8          88.0          62.2
-------------------------------------------------------------------------------------------------------------------
Underwriting profit (loss) after taxes                           176.9         101.8         163.5         115.6
Service operations profit (loss) after taxes                       2.8           5.6           6.5           4.4
-------------------------------------------------------------------------------------------------------------------
                                                                 179.7         107.4         170.0         120.0
Investment income after taxes                                    175.6         156.2         131.2         107.1
Net realized gains (losses) on security sales after taxes          4.6          30.4          15.5          70.1
Interest expense after taxes                                     (40.0)        (37.1)        (35.9)        (25.8)
Proposition 103 reserve reduction after taxes                     --            --            --            --
Non-recurring items after taxes                                   --            --            --            (2.6)
Other expenses after taxes(3)                                     (6.2)         (6.4)         (6.5)         (1.5)
-------------------------------------------------------------------------------------------------------------------
Income before tax adjustments and cumulative
  effect of accounting change                                    313.7         250.5         274.3         267.3
Tax adjustments(4)                                                --            --            --            --
Cumulative effect of accounting change(5)                         --            --            --            --
-------------------------------------------------------------------------------------------------------------------
Net income                                                  $    313.7    $    250.5    $    274.3    $    267.3
                                                          =========================================================
Per share(6)                                                $     4.14    $     3.26    $     3.59    $     3.59
  Net income(2)                                                    .230          .220          .210          .200
  Dividends
Average equivalent shares                                         71.6          71.8          71.6          69.3
  Basic                                                           74.2          74.2          74.0          71.8
  Diluted

                                                                1992         1991           1990          1989
Direct premiums written:
  Personal lines                                            $  1,214.6    $  1,047.4    $    876.0    $    800.1
  All other lines                                                422.2         489.4         482.8         487.0
-------------------------------------------------------------------------------------------------------------------
Total direct premiums written                                  1,636.8       1,536.8       1,358.8       1,287.1
  Reinsurance assumed                                              4.3            .1            .1           7.2
  Reinsurance ceded                                             (189.9)       (212.3)       (162.6)       (134.0)
-------------------------------------------------------------------------------------------------------------------
Net premiums written                                           1,451.2       1,324.6       1,196.3       1,160.3
  Net change in unearned premiums reserve(1)                     (25.1)        (37.7)         (5.1)         36.2
-------------------------------------------------------------------------------------------------------------------
Premiums earned                                                1,426.1       1,286.9       1,191.2       1,196.5
-------------------------------------------------------------------------------------------------------------------
Expenses:
  Losses and loss adjustment expenses(2)                         930.9         858.0         762.9         799.3
  Policy acquisition costs                                       304.1         313.7         292.7         296.7
  Other underwriting expenses                                    141.5         162.1         123.7         114.9
-------------------------------------------------------------------------------------------------------------------
Total underwriting expenses                                    1,376.5       1,333.8       1,179.3       1,210.9
-------------------------------------------------------------------------------------------------------------------
Underwriting profit (loss) before taxes                           49.6         (46.9)         11.9         (14.4)
Provision (benefit) for income taxes                              16.9         (15.9)          4.0          (2.9)
-------------------------------------------------------------------------------------------------------------------
Underwriting profit (loss) after taxes                            32.7         (31.0)          7.9         (11.5)
Service operations profit (loss) after taxes                      (2.8)         (1.4)          2.8           2.5
-------------------------------------------------------------------------------------------------------------------
                                                                  29.9         (32.4)         10.7          (9.0)
Investment income after taxes                                    110.4         121.1         126.4         135.3
Net realized gains (losses) on security sales after taxes          9.6           4.9          (8.4)          (.4)
Interest expense after taxes                                     (29.4)        (31.6)        (32.0)        (32.5)
Proposition 103 reserve reduction after taxes                     70.0          --            --            --
Non-recurring items after taxes                                  (42.6)         --            --            --
Other expenses after taxes(3)                                     (8.3)        (14.9)        (13.2)        (15.4)
-------------------------------------------------------------------------------------------------------------------
Income before tax adjustments and cumulative
  effect of accounting change                                    139.6          47.1          83.5          78.0
Tax adjustments(4)                                                --           (14.2)          9.9          --
Cumulative effect of accounting change(5)                         14.2          --            --            --
-------------------------------------------------------------------------------------------------------------------
Net income                                                  $    153.8    $     32.9    $     93.4    $     78.0
                                                          =========================================================
Per share(6)                                                $     2.08    $      .41    $     1.20    $      .94
  Net income(2)                                                   .191          .172          .160          .147
  Dividends
Average equivalent shares                                         60.7          65.4          72.3          79.5
  Basic                                                           70.9          66.6          81.9          88.8
  Diluted

                      QUANTITATIVE MARKET RISK DISCLOSURES
               (not covered by report of independent accountants)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 1998, and the potential for near term losses from reasonably possible near term changes in market rates or prices.

OTHER THAN TRADING FINANCIAL INSTRUMENTS
Financial instruments subject to interest rate risk as of December 31, 1998 were:
(millions)

                                                           MARKET VALUE
                                         --------------------------------------------------------
                                          -200 BPS   -100 BPS              +100 BPS   +200 BPS
                                           CHANGE     CHANGE     ACTUAL     CHANGE     CHANGE
U.S. Government obligations              $    639.4 $    627.0 $    614.5 $    603.2 $    592.0
State and local government obligations      1,814.1    1,752.5    1,693.6    1,638.2    1,579.8
Asset-backed securities                     1,567.5    1,527.1    1,486.9    1,443.6    1,398.3
Other debt securities                         455.0      439.3      424.0      409.9      396.1
Preferred stocks                              399.3      388.4      376.5      365.3      355.0
Short-term investments                        444.1      443.0      441.9      440.8      439.7
-------------------------------------------------------------------------------------------------
                                         $  5,319.4 $  5,177.3 $  5,037.4 $  4,901.0 $  4,760.9
                                         ========================================================

Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. Bonds and preferred stocks are individually priced to yield to the worst case scenario. State and local government obligations, including lease deals and super sinkers, are assumed to hold their prepayment patterns. Asset-backed securities are priced assuming deal specific prepayment scenarios, considering the deal structure, prepayment penalties, yield maintenance agreements and the underlying collateral. Over 72% of the preferred stocks have mechanisms that are expected to provide an opportunity to liquidate at par.

Derivative financial instruments held or issued for purposes of managing interest rate exposure on the anticipated debt issuance as of December 31, 1998 were:
(millions)

                                                      MARKET VALUE
                           ------------------------------------------------------------------
                             -200 BPS      -100 BPS                  +100 BPS     +200 BPS
                              CHANGE        CHANGE      ACTUAL        CHANGE       CHANGE
Short futures position     $    (32.0)   $    (10.0)   $      4.4    $     26.5   $     42.3
Interest rate swap hedge        (55.1)        (33.1)        (11.0)         11.0         33.1

Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. During 1998, the Company entered into two transactions to hedge against possible rises in interest rates prior to the issuance of debt under the $300 million shelf registration. The interest rate swap hedge performed as expected and is recorded as a deferred asset under SFAS 80, "Accounting for Futures Contracts," as a qualified hedge. The short futures position, driven by changing economic conditions, did not meet the established criteria for hedging correlation and was discontinued as a hedge, recognizing a net realized loss of $9.2 million in 1998. The Company continues to hold the short futures position for risk management of the anticipated debt offering. Changes in market rates will have a reciprocal effect on the cost of borrowing of the debt upon issuance.

Financial instruments subject to equity market risk as of December 31, 1998 were:
(millions)

                                           HYPOTHETICAL
                                            MARKET CHANGES
                                    --------------------------------
                       MARKET
                        VALUE             +10%              -10%

Common stocks     $        636.9    $       697.4    $        576.4


The model represents the estimated value of the Company's common stock portfolio given a + (-) 10% change in the market, based on the common stock portfolio's weighted average beta of .94. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio's beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may effect price movement. Betas are not available for all securities. In such cases, the change in market value reflects a direct + (-) 10% change; the number of securities without betas is less than 25%. The common stock portfolio includes stock index futures with a market value of $1.9 million.

Financial instruments subject to foreign currency risk as of December 31, 1998 were:
(millions)

                                            MARKET     NOTIONAL   HYPOTHETICAL
                                            VALUE        VALUE     GAIN (LOSS)
Canadian fixed income investments        $     73.0           N/A   $      7.3
Other foreign fixed income investments         11.1           N/A          1.1
Foreign equity investments                    111.4           N/A         11.1
Foreign currency forwards-assets                 .5          25.8          3.9
Foreign currency forwards-liabilities           (.5)         31.8         (1.8)
--------------------------------------------------------------------------------
                                         $    195.5           N/A   $     21.6
                                         =======================================

N/A = not applicable; notional value pertains only to derivative instruments

The foreign equity portfolio, which may include stock index futures, foreign currency forwards and foreign preferred stocks, is comprised of numerous currencies, none of which are individually material. Therefore, sensitivity results are presented by class of financial instrument. The model calculates a gain or loss in market value if the U.S. dollar depreciates by 10% to the respective currency. The model does not attempt to reflect the correlation of multiple currencies to changes in the U.S. dollar. At December 31, 1998, the Company did not have any cross currency exposures.

TRADING FINANCIAL INSTRUMENTS

At December 31, 1998, the Company had short trading positions with a market value of $(.4) million. Exposure to loss from open trading positions is not material individually or in the aggregate. The Company did not have any trading securities as of December 31, 1998.

        ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSES (LAE) DEVELOPMENT
              (not covered by report of independent accountants)

(millions)

For the years ended
         December 31,      1988     1989    1990     1991     1992     1993    1994(3)   1995     1996     1997    1998

Loss and LAE
   reserves(1)           $ 651.0 $ 748.6  $ 791.6  $ 861.5  $ 956.4 $1,012.4  $1,098.7  $1,314.4 $1,532.9 $1,867.5 $1,945.8
Re-estimated
   reserves as of:
   One year later          610.3   685.4    748.8    810.0    857.9    869.9   1,042.1   1,208.6  1,429.6  1,683.3
   Two years later         573.4   677.9    726.5    771.9    765.5    837.8     991.7   1,149.5  1,364.5
   Three years later       581.3   668.6    712.7    718.7    737.4    811.3     961.2   1,118.6
   Four years later        575.1   667.1    683.7    700.1    725.2    794.6     940.6
   Five years later        578.4   654.7    666.3    695.1    717.3    782.9
   Six years later         582.2   647.1    664.8    692.6    711.1
   Seven years later       574.3   645.7    664.5    688.2
   Eight years later       574.4   645.4    661.4
   Nine years later        575.0   641.9
   Ten years later         572.4
Cumulative redundancy     $ 78.6 $ 106.7  $ 130.2  $ 173.3  $ 245.3  $ 229.5   $ 158.1  $ 195.8  $  168.4 $  184.2
Percentage(2)               12.1    14.3     16.4     20.1     25.6     22.7      14.4     14.9      11.0      9.9


The chart represents the development of the property-casualty loss and LAE reserves for 1988 through 1997. The reserves are re-estimated based on experience as of the end of each succeeding year and are increased or decreased as more information becomes known about the frequency and severity of claims for individual years. The cumulative redundancy represents the aggregate change in the estimates over all prior years.

1 Represents loss and LAE reserves net of reinsurance recoverables on unpaid losses at the balance sheet date.

2 Cumulative redundancy / loss and LAE reserves.

3 In 1994, based on a review of its total loss reserves, the Company eliminated its $71.0 million "supplemental reserve."


                        DIRECT PREMIUMS WRITTEN BY STATE
               (not covered by report of independent accountants)

  (millions)            1998                1997                1996                1995                1994
               ------------------  ------------------  ------------------  ------------------  ------------------
Florida        $    784.4    14.4% $    663.0    13.7% $    467.4    12.9% $    421.9    13.7% $    369.9    14.0%
New York            522.2     9.6       446.3     9.2       358.0     9.8       225.6     7.4       195.2     7.4
Texas               518.6     9.5       509.4    10.6       349.9     9.6       313.2    10.2       246.4     9.3
Ohio                447.7     8.2       404.3     8.4       340.8     9.4       284.1     9.3       232.0     8.8
California          343.2     6.3       291.7     6.0       171.6     4.7       126.6     4.1       126.8     4.8
Pennsylvania        292.3     5.4       248.3     5.1       201.3     5.5       184.9     6.0       161.2     6.1
Georgia             277.8     5.1       261.9     5.4       212.1     5.8       155.1     5.1       129.7     4.9
All other         2,265.1    41.5     2,000.3    41.6     1,537.3    42.3     1,357.5    44.2     1,183.9    44.7
-----------------------------------------------------------------------------------------------------------------
  Total        $  5,451.3   100.0% $  4,825.2   100.0% $  3,638.4   100.0% $  3,068.9   100.0% $  2,645.1   100.0%
               ==========   ========  =======   ====== ==========   ====== ==========   ====== ==========   ======

                   QUARTERLY FINANCIAL AND COMMON SHARE DATA
               (not covered by report of independent accountants)

(millions-except per share amounts)

                                     Net Income                       Operating Income(1)
                            -----------------------------     ----------------------------
           Operating                             Per                                 Per
Quarter    Revenues(7)        Total(2)         Share(3)           Total(2)        Share(3)

1998
1       $    1,156.2   $       120.1    $        1.58     $        102.8   $        1.35
2            1,237.2           123.0             1.61              109.1            1.43
3            1,290.9           135.1             1.81              134.4            1.80
4            1,301.9            78.5(6)          1.05(6)           103.1            1.38
---------------------  ---------------------------------  --------------------------------
        $    4,986.2   $       456.7    $        6.11     $        449.3   $        6.01
             ========          =====             ====              =====            ====

1997
1       $      905.7   $        76.5    $        1.02     $         78.6   $        1.05
2            1,020.9           102.1             1.36               82.8            1.10
3            1,090.1           116.2             1.54               89.3            1.18
4            1,218.1           105.3             1.39               85.3            1.13
---------------------  ---------------------------------  --------------------------------
        $    4,234.8   $       400.0    $        5.31     $        336.0   $        4.46
             =======           =====             ====              =====            ====

1996
1       $      741.4   $        63.3    $         .82     $         60.2   $         .78
2              794.9            78.4             1.01               78.5            1.05
3              840.3            80.3             1.08               82.5            1.11
4              868.9            91.7             1.23               87.9            1.18
---------------------  ---------------------------------  --------------------------------
        $    3,245.5   $       313.7    $        4.14     $        309.1   $        4.12
             =======           =====             ====              =====            ====

                          Stock Price(4)
        -------------------------------------------
                                           Rate of    Dividends
Quarter        High-Low            Close   Return(5)  Per Share

1998
1       $   135 1/2 - 106 11/16  $ 134 11/16         $    .060
2           150     - 126  1/2     141                    .060
3           156 3/4 - 95           112  3/4               .065
4           172     - 94           169  3/8               .065
-------------------------------  ------------------  ------------
        $   172     - 94         $ 169  3/8  41.6%   $    .250
        =======================  ==================  ============
1997
1       $    73 5/8 - 63   7/8   $  63  7/8          $    .060
2            87 3/8 - 61   1/2      87                    .060
3           111 7/8 - 86   1/2     107  1/8               .060
4           120 7/8 - 99           119  7/8               .060
-------------------------------  ------------------  ------------
        $   120 7/8 - 61   1/2   $ 119  7/8  78.4%   $    .240
        =======================  ==================  ============

1996
1       $    51 1/4 - 43   1/2   $  44  5/8          $    .055
2            48 7/8 - 40   3/8      46  1/4               .055
3            58 1/2 - 43   1/8      57  1/4               .060
4            72 1/4 - 55   3/8      67  3/8               .060
-------------------------------  ------------------  ------------
        $    72 1/4 - 40   3/8   $  67  3/8  38.5%   $    .230
        =======================  ==================  ============


1 Represents net income less realized gains and losses on security sales and one-time items.

2 The sum may not equal the total due to rounding in the individual periods.
  Each period is properly stated.

3 Presented on a diluted basis. The sum may not equal the total because the average equivalent shares differ in the periods. In 1997, the Company adopted SFAS 128, "Earnings Per Share," and, as a result, restated prior periods per share amounts, if applicable.

4 Prices as reported on the consolidated transaction reporting system. The
  Company's Common Shares are listed on the New York Stock Exchange.

5 Represents annual rate of return, including quarterly dividend reinvestment.

6 During the fourth quarter 1998, the Company wrote down $24.5 million, $.21 per share, on investment securities considered to have other than temporary declines in market value and realized a $9.2 million, $.08 per share, net loss on an anticipatory hedge.

7 Represents premiums earned plus service revenues.

DIRECTORS
Milton N. Allen(1,2)
Director,
various companies

B. Charles Ames(1)
Partner,
Clayton, Dubilier & Rice, Inc.
(investment banking)

James E. Bennett III(1)
Senior Executive Vice President
KeyCorp
(banking)

Charles A. Davis(1)
President and
Chief Executive Officer
Marsh & McLennan
Capital, Inc.
(investment banking)

Stephen R. Hardis(1,2)
Chairman of the Board
and Chief Executive Officer
Eaton Corporation
(manufacturing)

Janet Hill(3)
Vice President
Alexander & Associates, Inc.
(management consulting)
and President,
Staubach Alexander Hill, LLC
(commercial real estate
consulting)

Peter B. Lewis(2)
Chairman of the Board,
President and
Chief Executive Officer-
Insurance Operations

Norman S. Matthews(3)
Consultant,
formerly President,
Federated Department Stores, Inc.
(retailing)

Donald B. Shackelford(3)
Chairman,
Fifth Third Bank of
Central Ohio
(commercial bank)

Dr. Paul B. Sigler(3)
Henry Ford II Professor,
Yale University
and Investigator,
Howard Hughes Medical
Institute
(education and medical
research)

(1) Audit Committee member

(2) Executive Committee member

(3) Executive Compensation Committee member

CORPORATE OFFICERS
Peter B. Lewis
Chairman, President and
Chief Executive Officer -
Insurance Operations

Charles B. Chokel
Chief Executive Officer -
Investments and
Capital Management

David M. Schneider
Secretary

W. Thomas Forrester
Treasurer

POLICY TEAM
Alan R. Bauer
Charles B. Chokel
W. Thomas Forrester
Moira G. Lardakis
Daniel R. Lewis
Peter B. Lewis
Robert J. McMillan
Brian J. Passell
Glenn M. Renwick
David L. Roush
Tiona M. Thompson
Robert T. Williams


ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 23, 1999, at 10:00 a.m. There were 3,974 shareholders of record on December 31, 1998.

PRINCIPAL OFFICE

The principal office of The Progressive Corporation is at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143

Web site: progressive.com

TOLL-FREE TELEPHONE NUMBERS

For assistance after an accident or to report a loss, 24 hours a day, 7 days a week, call: 1-800-274-4499.

For Progressive's smart new way to shop for auto insurance, available 24 hours a day, 7 days a week, call: 1 800 AUTO PRO(R) (1-800-288-6776)

For 24 Hour Policy Service, call: 1-800-888-7764

COUNSEL

Baker & Hostetler, Cleveland, Ohio

TRANSFER AGENT AND REGISTRAR

If you have questions about a specific stock ownership account, write or call:
Corporate Trust Customer Service, National City Bank, 1900 East Ninth Street, Cleveland, Ohio 44114. Phone: 1-800-622-6757

COMMON SHARES

The Progressive Corporation's Common Shares (symbol PGR) are traded on the New York Stock Exchange. Dividends are customarily paid on the last day of each quarter.

SHAREHOLDER/INVESTOR RELATIONS

The Progressive Corporation does not maintain a mailing list for distribution of shareholders' reports. To hear the text of the latest earnings release, receive key financial information for the past several quarters, receive dividend and other information, shareholders can call 1-800-879-PROG. This toll-free shareholder services line is available 24 hours a day, 7 days a week. Such information is also available from the Company's web site: progressive.com.

To request copies of public financial information on the Company, shareholders and potential investors may call the Company's shareholders services line at 1-800-879-PROG or write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143.

For specific questions on financial or other Company information call:
440-446-2851.