Form 10-K, Exhibit 13
period 1999-12-31
PROGRESSIVE CORP/OH/
filed 2000-03-30
CIK 80661

                                                                      Exhibit 13





                          The Progressive Corporation

                               1999 Annual Report

1999 Financial Highlights            7
Vision, Core Values and Objectives  10
Letter to Shareholders              16
Financial Review                    32

The Progressive insurance organization began business in 1937. Progressive Casualty Insurance Company was founded in 1956 to be among the first specialty underwriters of nonstandard auto insurance. The Progressive Corporation, an insurance holding company formed in 1965, owns 82 subsidiaries and has one mutual insurance company affiliate. The companies provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States.




About the Art
-----------------------

Much about Progressive fits the statement "not what you'd expect from an insurance company." To illustrate this concept in the Annual Report, we commissioned artist Gregory Crewdson to investigate the idea of the end of status quo with his evocative photographs. Crewdson's work explores a kind of mystery and strangeness in recognizable scenes and landscapes. His elaborately staged photographs address this notion of the "unexpected." Crewdson's work will become part of Progressive's growing collection of contemporary art.

                           [Art - pages 4 through 6]

1999 FINANCIAL HIGHLIGHTS



    (millions-except per share amounts)

--------------------------------------------------------------------------------------------------------------------------
                                                                                                      AVERAGE ANNUAL
                                                                                              COMPOUNDED RATE OF INCREASE
                                                                                              ----------------------------
                                                                                                     5-YEAR       10-YEAR
                                                      1999                1998       % CHANGE     1995-1999     1990-1999
--------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
 Direct premiums written                          $   6,305.3        $    5,451.3        16%          19%         17%
 Net premiums written                                 6,124.7             5,299.7        16           20          18
 Net premiums earned                                  5,683.6             4,948.0        15           21          17
 Total revenues                                       6,124.2             5,292.4        16           20          16
 Operating income                                       266.7               449.3       (41)           5          10
 Net income                                             295.2               456.7       (35)           2          14
 Per share:(1)
  Operating income                                       3.58                6.01       (40)           5          11
  Net income                                             3.96                6.11       (35)           2          15
 Underwriting margin(2)                                   1.7%                8.4%                     6           6

AT YEAR-END
 Consolidated shareholders' equity                $   2,752.8        $    2,557.1         8           19          20
 Common Shares outstanding                               73.1                72.5         1            1          --
 Book value per share                             $     37.66        $      35.27         7           20          21
 Market capitalization                            $   5,345.4        $   12,279.7       (56)          16          18
 Return on average shareholders' equity(2)               10.9%               19.3%                    17          20

STOCK PRICE APPRECIATION (DEPRECIATION)(3)                                              1-YEAR       5-YEAR      10-YEAR
 Progressive                                                                            (56.7)%       16.2%       19.7%
 S&P 500                                                                                  21.0%       28.5%       18.1%

(1) Presented on a diluted basis.
(2) The 5- and 10-year amounts represent averages for the period, not rates of increase.
(3) Assumes dividend reinvestment.


                             [Art - pages 8 and 9]

VISION, CORE VALUES AND OBJECTIVES

Communicating a clear picture of Progressive by stating what we try to achieve (Vision), what guides our behavior (Core Values), what our people expect to accomplish (Objectives), and how we evaluate performance (Measurements), permits all people associated with Progressive to understand their role and to enjoy their contributions.

Vision
-------------------------

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

                                  Core Values
----------------------------------------------------------


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

                      Financial Objectives and Measurements
---------------------------------------------------------------

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

RETURN ON SHAREHOLDERS' EQUITY Our most important financial goal is to achieve an after-tax return on shareholders' equity over a five-year period that is at least 15 percentage points greater than the rate of inflation (measured by the Consumer Price Index which was 2.7% in 1999, and averaged 2.4% over the past five years and 2.9% over the past ten years). Return on equity was 10.9% in 1999, and averaged 17.5% over the past five years and 19.6% over the past ten years.

PROFITABILITY Progressive is driven by the goal of producing a calendar year 4% underwriting profit. Overall, we had an underwriting profit of 1.7% in 1999, 5.9% for the past five years and 5.8% for the past ten years. Estimated industry results for the personal auto insurance market for the same periods were underwriting losses of 2.8%, 1.2% and 2.2%.

GROWTH We seek increases in net premium volume that are at least 15 percentage points greater than the rate of inflation. Companywide net premiums written increased 15.6% in 1999, 20.0% compounded annually over the past five years and 18.1% over the past ten years. Net premiums written in the personal auto insurance market for the same periods grew 2.6%, 4.4% and 5.0%.

ACHIEVEMENTS We are convinced that the best way to maximize shareholder value is to achieve these financial objectives consistently. A shareholder who purchased 100 shares of Progressive for $1,800 in our first public stock offering on April 15, 1971, owned 7,689 shares on December 31, 1999, with a market value of $562,000, for a 22.3% compounded annual return, compared to the 9.8% return achieved by investors in the Standard & Poor's 500 during the same period. In addition, the shareholder received dividends of $1,999 in 1999, bringing total dividends received to $20,265 since the shares were purchased.
   In the ten years since December 31, 1989, Progressive shareholders have realized compounded annual returns of 19.7%, compared to 18.1% for the S&P 500. In the five years since December 31, 1994, Progressive shareholders' returns were 16.2%, compared to 28.5% for the S&P 500. In 1999, the returns were (56.7)% on Progressive shares and 21.0% on the S&P 500.
   Over the years, when we have had adequate capital and believe it is appropriate, we have repurchased our shares. Since 1971, we spent $614.3 million repurchasing our shares, at an average cost of $9.11 per share. During 1999, we repurchased 6,044 Common Shares to offset obligations under various employee benefit plans.


   1999 Objectives and Accomplishments
-------------------------------------------------------------------------------------
                                                               LAST           LAST
                                                1999        5 YEARS       10 YEARS

-------------------------------------------------------------------------------------
   RETURN ON SHAREHOLDERS' EQUITY
     Objective                                    17.7%          17.4%          17.9%
     Accomplishment                               10.9           17.5           19.6

   UNDERWRITING PROFIT (LOSS)
     Objective                                     4.0            4.0            4.0
     Accomplishment                                1.7            5.9            5.8
     Industry-Personal Auto
        Insurance Market                          (2.8)          (1.2)          (2.2)

   GROWTH (ANNUALIZED)
     Objective                                    17.7           17.4           17.9
     Accomplishment                               15.6           20.0           18.1
     Industry-Personal Auto
        Insurance Market                           2.6            4.4            5.0
--------------------------------------------------------------------------------------


                            [Art - pages 14 and 15]

LETTER TO SHAREHOLDERS

Progressive's strategy is to become the number one choice of U.S. consumers for auto insurance. Progressive has consciously decided to narrow its business focus within the framework of that objective.

If past is prologue, Progressive will experience a resurgence. We increased prices ahead of competitors which will likely slow our volume, allowing us to focus on developing our current claim representatives rather than focus on building the staff as we have for the past few years. We expect that this in turn should produce lower loss costs.
   A key part of the improved customer experience is building customer trust and loyalty, which we do in part by continually identifying new and better ways to serve customers.
   The theme for this annual report is "not what you'd expect." Progressive has routinely redefined what you should expect from an auto insurance company by consistently dreaming, thinking outside the lines and having the will to do things never before tried. Progressive's future depends on continuing to do that. Progressive must lead. Leaders always go where others never have been.


1999 was a mixed year for Progressive. Many positive accomplishments, including a 16% increase in annual premium volume and becoming the 4th largest U.S.auto insurer, were overshadowed by a 6.7 point decrease in the Company's year-to-year underwriting profit (from 8.4% in 1998 to 1.7% in 1999) with a concomitant decline in earnings per share from $6.11 in 1998 to $3.96 in 1999. Progressive shareholders had a wild ride as Progressive's stock traded at an all-time high price of 174+ on January 12 and then plummeted to close 1999 at $73.125. Disappointing 1999 performance caused us to reappraise all of our assumptions, abilities, approaches, advantages and attitudes. This letter shares our view of what happened and why, what we are doing about each issue, how we view both competition and the social/political environment vis-a-vis auto insurance, what our strategy is and how we will execute it.

                       What Happened and What We Are Doing
------------------------------------------------------------

RATE CHANGES In 1999, we were surprised by the sudden reversal in the long-term trend of reducing accident frequency and severity, resulting in loss cost increases not contemplated in the rates we charged. We attribute the change to forces both inside and outside Progressive. Progressive decreased rates an average of 1.3% during the first six months of 1999, only to increase rates 4.4% in the second half of the year, primarily in the fourth quarter. It is likely that these rate increases will slow volume growth in 2000, and, since the majority of our policies are annual, we will not see the full impact of these rate changes on earnings until the fourth quarter of 2000. We will take advantage of this slow down to increase the tenure of our claim force and to improve our service to customers, agents and claimants.

OPERATING GOALS We recognized that the way we structured our goals and incentive compensation program for 1999 helped drive our disappointing calendar underwriting results. We created internal incentives that credited a portion of anticipated future policy renewal profits to current results to encourage growing the business acquired directly. Although expanding the direct business is key to Progressive's long-term viability, we learned that we are unable to measure accurately either who will renew and/or the likely future profit margins on the renewals. The insoluble issues include that we often change prices and/or risk categories, and that distribution is changing fast so that history may no longer be a good predictor. We decided that anticipating profit to be earned on policies to be renewed in the future can lead to flawed conclusions, inadequate pricing and GAAP underwriting losses. In response, we based our goals and manager incentives for 2000 on calendar year results.

CLAIM FOCUS Progressive's premium volume has expanded from $2,457.2 million in 1994 to $6,124.7 million in 1999, a compound annual growth rate of 20%. Our number of claims handled has grown at a similar rate, from 348,000 in 1994 to 988,000 in 1999. Automobile insurance is a personal service business. Claim handling, a highly technical job, is the most significant of Progressive's services. It takes about two years to train and develop a new claim representative to be a consistently excellent claim handler. The claim staff expanded from 3,093 in 1994 to 7,561 in 1999, with average claim representative tenure of 3.7 years, bringing with it predictable but unmeasurably lower claim handling quality and increased loss costs. As premium growth slows, we expect to see a reduction in new claim representative hiring and an increase in average claim representative tenure. Our claim effort is focused on building our industry recognized Immediate Response(R) claims service with the goal of improved total resolution (pay and conclude with happy customers and claimants). Continuously delighting customers drives us to create new customer/claimant services.

RESERVE ADEQUACY In 1999, we reduced loss reserves relating to prior accident years, amounting to .5 combined ratio points, compared to 3.7 points in 1998,
2.5 points in 1997 and 3.3 points in 1996. We believe that our loss reserves are fairly stated; we continually monitor their adequacy to ensure that we remain properly reserved.

ADVERTISING During 1999, we continued to increase our understanding of advertising, brand building and direct sales management. Our inexperience, and probably a bit of hubris, beginning with our advertising and sponsorship associated with Super Bowl XXXIII, led us to incur significant costs without achieving proportionate benefits. Although we didn't get the hoped-for consumer response, we did achieve a boost in overall awareness of Progressive as an auto insurer. We also learned about advertising agency and media selection management, more about what messages sell best and more about call center management--all developing skills for Progressive. We changed advertising agencies and, in 2000, are running a new series of advertising spots leading with our strongest attribute--Progressive's own people explaining the many advantages we have to offer with a greater focus on generating calls and sales while building the brand.

STOCK PRICE The question I am most often asked is, "Why did PGR drop from the $170s to the $60s?" Because my personal net worth has always been based on the value of Progressive stock, I have 30 years experience with, and interest in, the stock's price. I respond to the question first with an honest, "I don't know." Then I reminisce. In December 1974, Progressive dropped from the $27 per share it sold at in early 1973 to nearly $2 per share, a decline which rendered me insolvent. Since 1974, I have known that inexplicably high prices are possible and can be followed by precipitous price drops. My personal explanation for last year's Progressive stock price gyrations is that after 35 years of being an exciting growth company, Progressive was finally recognized as such. In the euphoria of last year's stock market and despite our comments to the contrary, some assumed we would achieve both the wide profit margins and high growth of the late '90s well into the future. When it became clear that we would sustain neither the margin nor the growth rate during a cyclical auto insurance downturn, the stock price plummeted. Through the efforts discussed above, I believe that we have both the strategy and determination in place to return to more profitable times.
   It is possible that the many changes implemented in 1999 (e.g., program design, credit vendors, etc.) interacted to cause unanticipated risk selection problems. In 2000, we will focus more on improving what we've developed rather than creating new processes and systems.


                            [Art - pages 20 and 21]

                            The Current Environment
                            ----------------------------------------

Auto insurance is a cyclical business. From 1974 through 1991, the auto insurance industry lost an annual average of 6% in underwriting. During that same period, Progressive made an average 1% underwriting profit. From 1992 through 1998, the auto insurance industry lost only 1% in underwriting, similar to results in the seven years prior to 1974. During that same period, 1992 through 1998, Progressive made an average underwriting profit of 7.9%. It appears that the cycle began to turn again in 1999, meaning that Progressive will have to continue to outperform the industry in order to achieve our targeted 4% underwriting profit. Progressive now competes directly with the largest auto insurance companies in the U.S., most of which are well-capitalized and very experienced. In addition, industry consolidation is underway, which will probably result in fewer, but much stronger, competitors. Multiple-line companies doing business with insurance agents confront increasing competitive disadvantages from the insurers specializing in automobile insurance. Some sold their personal lines business in 1999--more will. This trend could benefit Progressive, which sells more auto insurance through Independent Agents than any other auto insurer. On the other hand, we anticipate greater competition for agent business.
   Progressive's product and service innovations have changed the competitive landscape. Customers are beginning to expect 24-hour service and the ability to buy when and where it is convenient for them. Customers also want special pricing and coverages to meet their unique needs.
   Technology presents continuous opportunity and challenge. Much money and energy is being invested to develop new ways to distribute auto insurance over the Internet, as well as new ways to make it easy and inexpensive for consumers to compare prices and other aspects of individual insurer offerings. Technology becomes increasingly critical to everything we do.

                            Personal Lines Business
                         --------------------------------------------


In 1999, we continued to focus on growing our Personal Lines business. Insurance written for private passenger automobiles, motorcycles and recreation vehicles accounted for 93% of Progressive's total net premiums written in 1999. In 1999, Personal Lines net premiums written were $5,702.4 million, an increase of 16% as compared to 1998. The underwriting profit margin was 1.2% in 1999, compared to 7.9% last year. Although we had several significant missteps in 1999, our fundamental strategy remains sound.

OFFER A CHOICE IN HOW TO BUY Progressive recognizes the importance of providing consumers choices in how to buy based on where, when and how they want it. Accordingly, we continue to pursue a multiple-distribution approach. We view no distribution method through which we sell as superior to any other. No matter whether our customers choose to buy through an Independent Insurance Agent or direct through 1-800-AUTO-PRO(R) or progressive.com, we believe that to get the business we seek, we have to provide the lowest price. Therefore, we identify and market to those groups with the greatest likelihood of buying. We also know that we have to be as efficient as possible. To continue to be successful, we need to be the leader in market innovation. During 1999, one of our more significant achievements was the success we experienced in selling auto insurance over the Internet. By continuing to offer our products for sale in every way in which customers wish to shop, we believe we can achieve our goal of being consumers' number one choice for auto insurance.

BECOME A RECOGNIZED, TRUSTED BRAND Progressive's brand promotion can be seen in a variety of media in every market where we do business, completing in 1999, our multi-year rollout of our direct distribution option. Despite the fact that we have been the largest seller of auto insurance through Independent Insurance Agents for several years, it is only recently that we have become more of a household name. During 1999, our brand profile with consumers continued to rise. Our awareness measures, particularly our awareness levels with age segments up to 35, an attractive part of our new acquisition range, have all improved. Our advertising, which was initially centered around our promise to give the rates of several of our largest competitors, seems to have resonated well with consumers and earned their trust. During 1999, we attempted several creative directions to build awareness and communicate our size and innovative service features. As our brand strengthened and awareness grew, consumer confidence was expressed in increased conversion rates. We ended 1999 much stronger than we entered, with many lessons learned.

PROVIDE A COMPETITIVE PRICE FOR ALL DRIVERS In 1996, we migrated to a goal to produce a 4% underwriting profit over the entire retention period of a policyholder. In mid-1999, we realized this approach was not consistent with our financial goals. Accordingly, we returned to our historic target of a calendar year 96 combined ratio in Personal Lines, with the intent to achieve that goal within the next few years. One important lesson of migrating to and then from profit targets based on the entire retention period of a policyholder was a better appreciation of the importance of customer retention. Beginning in 1999, we focused on better understanding what actions, in addition to price, we can take to retain our customers longer. While customer retention is an important tenet in our pricing strategy, the end goal is still to capture sufficient information so that we provide the lowest rates possible for all drivers while still earning a reasonable rate of return. We continue to believe that we do this as well as or better than anyone in the industry.

BE EASY TO DO BUSINESS WITH We realized early on that, regardless of distribution method, people migrate to the company with the lowest rates. On the other hand, more and more people put a premium on their own time. Accordingly, in addition to providing a low-cost product, we have to be easy to do business with. What does that mean for Progressive? For a multi-distribution company, that means several things. From the Agency side, we must offer simple and reliable software on the desktop of each Agency's customer service representative. In the event that these representatives have a question, they need to be able to contact someone 24 hours a day, 7 days a week for an answer. Waiting until tomorrow is not acceptable. In addition, we are focusing on those Independent Agents who, like Progressive, deliver a superior customer experience at the point of sale. The same principles hold true for our direct operations. When customers call Progressive, either to purchase a policy or ask a question, they want a process that is efficient and customer friendly. Perhaps the most demanding customers are found on the Internet. Used to the control they exercise over the buying process, Internet customers demand a site that is both fast and efficient. To discover the ease of doing business with Progressive, we invite you to call a local agent, call us at 1-800-AUTO-PRO(R) or visit us at progressive.com. Sometimes we have the lowest price. Sometimes we don't. But one thing that is certain, Progressive is always working to ensure that we are easy to do business with.

FOCUS ON SATISFACTORY CLAIM RESOLUTION FOR CUSTOMERS While most consumers make their purchasing decisions based on the cost of the product, some actually think about the service they will receive in the event they have an accident. A customer that had a claim under a

Progressive policy in 1999, would have received an in-person contact within nine hours about 42% of the time. Following this initial contact, the claim representative would have verified coverage, assessed the damage and provided a timely settlement. With five claim call centers open 24 x 7, and over 7,500 claim professionals in 350 field offices, we believe the overall process is as good as any in the industry.
   As we look forward to 2000, we expect that executing against these five tenets will allow us to move steadily toward our goal of becoming consumers' number one choice for auto insurance.

Other Businesses
---------------------------

The Company's other lines of business include writing insurance for small fleets of commercial vehicles, collateral protection and loan tracking for auto lenders and financial institutions, directors' and officers' liability and fidelity coverage for American Bankers Association member community banks and independent credit unions, and providing related claims, underwriting and system services. Revenues in these businesses were $437.0 million in 1999, compared to $405.5 million the prior year. Pretax operating profit was $41.8 million, compared to $61.9 million in 1998, and return on revenue was 9.6%, compared to 15.3% in 1998.

                       Investments and Capital Management
          -------------------------------------------------
Progressive's investment and capital management goals are first to ensure that there is sufficient capital to support all the insurance premium we can profitably write, and second to maximize our total investment return. Our objectives are to finance growth internally, to sustain an A or better debt rating, to have a lower debt cost than peer companies and to repurchase stock cost effectively. Progressive's senior debt was rated A+ and A2 by Standard & Poor's and Moody's, respectively, at year-end 1999, and our debt to debt plus equity ratio was 27.6%.
   During 1999, we did not repurchase shares other than to fulfill obligations under certain employee benefit programs. Over the last ten years, we repurchased
20.8 million split-adjusted shares at an average cost of $20.89. The shares we bought back in the 1990s were purchased for $433 million and were worth $1.5 billion at the end of the decade, an annualized return of 38%, exceeding the S&P 500 index return of 18%. We do not follow a formulaic approach, but consider short- and long-term factors, both technical and fundamental, in deciding whether to repurchase shares. In 1999, some of the important considerations that caused us to hold off buying shares were the excessive capital in the industry and falling auto rate levels. Over the long term, we expect Progressive to be a much larger company and will need the capital we have now, if not more, but we will buy back shares when, in our judgement, we believe it is appropriate.
   In March 1999, we successfully issued $300 million of 30-year senior debt at 6.625% in a public offering. We intend to use these funds to pay the $300 million of debt ($150 million at 10% and $150 million at 10.125%) due at the end of 2000.
   At year-end 1999, $4,513.7 million, 70.2% of our total invested assets, were investment-grade, fixed-maturity securities, compared to $4,532.9 million and 79.9% in 1998. Non-investment-grade fixed-maturity securities were $248.0 million, 3.9% of total invested assets, compared to $128.0 million and 2.3% in 1998. The portfolio's duration was 3.0 years at year-end 1999, near the middle of our target range. We earned 3.0% on our fixed-income assets which was a good result relative to other fixed-income managers who had flat or declining total returns caused by the rise in interest rates (five-year government bonds rose 174 basis points from 4.5% to 6.3% in 1999).
   We increased our common stock investments during the year to $1,243.6 million, 19.3% of total invested assets, compared to $636.9 million and 11.2% in 1998. A truer representation of our common equity exposure at year end is $1,013.4 million, or 15.8%, which excludes $230.2 million of term trust certificates holding fixed-income investments. Our 11.6% equity return was in line with value oriented active equity managers, but underperformed relative to the Russell 3000's 20.9% because of our underweighting technology stocks throughout the year. Borrowing a terrific quote from Byron Wien at Morgan Stanley, as stated in Barron's, "In my lifetime, we've gone from valuing stocks based on dividends to earnings, to cash flow, and then momentum. Now stocks are priced on possibilities." At Progressive, we never adopted the "momentum" approach and focus on the intrinsic value of a company to invest in more than its "possibilities."
   Included in our fixed-maturity and common equity portfolios are $195.8 million, or 3.0%, of other risk assets. These include high yield and distressed debt, private equities and warrants, and mezzanine investments. No individual security in this category comprised more than 1% of Progressive's total investment portfolio. Our total return in this asset class was 7.1%.
    In 1999, Progressive earned $387.9 million of investment income before taxes, compared to $306.2 million in 1998, including realized gains of $47.2 million in 1999 and $11.4 million in 1998. The weighted average fully taxable equivalent book yield of the portfolio was 6.3% in both 1999 and 1998.

                              Management Transition
------------------------------------------------------

We closed the year with another step in management transition. Glenn Renwick was named CEO-Insurance Operations. With Glenn assuming that new role officially on January 1, 2000, and Chuck Chokel already in a comparable position for Investments and Capital Management, the new generation of Progressive leadership is in place and leading the way. I am thrilled to continue to be deeply involved working with Glenn and Chuck as well as our senior staff officers.


                                   2000 Focus
                                   --------------------

Helping customers and claimants resolve the inconvenience, pain and costs associated with automobile accidents is what Progressive is all about. In 2000, we will pursue, with all the energy, creativity and focus that we can bring to it, ways that we can change what we do to improve the claim experience that our customers and claimants have when they have the misfortune to be involved in a loss. We want to produce an even better experience from beginning to end for our customers in every one of their interactions with Progressive.
   Like customers for all services and products, auto insurance customers want more information about their opportunities and many more options as to how they can seize those opportunities. Our objective is to make the buying experience with Progressive the easiest, most interesting and gratifying of any auto insurer.
   The Internet has become the market of choice for people ages 18-35. As this age group has the highest propensity to shop for auto insurance, it is a market in which we are most interested. In 1999, Progressive extended its dominance in Internet auto insurance. We are unique in offering consumers the option to buy insurance directly online in 47 states, plus the District of Columbia. During the year, we sold more than $70 million of auto insurance on the Internet (for the year, Internet sales, which either closed directly online or through a customer service representative, represented about 7% of our direct sales), gave over 1 million insurance quotes to consumers, and serviced over 65,000 customers online. For those consumers who prefer buying through an Independent Agent, we provided a quick online way to find a local Independent Agent, which was accessed by consumers over 5,000 times a month during 1999. Through "Personal Progressive" (located at progressive.com) we are able to provide our policyholders a personalized online insurance service center for billing, online payments, policy changes, individualized claim information and vehicle replacement quotes.
   We will launch a homeowners product in Arizona in March 2000 and plan to expand to a few additional states during the year. Progressive recognizes that many consumers and agents prefer the convenience of placing their home and auto insurance with the same company. The new product line will also include condominium owners' and renters' insurance policies. We will limit our rollout of these new products to states where the competitive and regulatory environments allow us to charge adequate premiums for the risk and provide reasonable opportunity to achieve an underwriting profit.

The Future
----------------------------

We begin 2000 excited about the opportunities that lie ahead yet respectful of the challenges that are implicit in our objectives and strategy. Much will be required to realize our vision. At Progressive, it is always as if we are just beginning our business. We believe the future is brighter than ever.
   We deeply appreciate the customers we are privileged to serve. Thank you for your business. Thanks to the more than 30,000 Independent Insurance Agents who did business with Progressive in 1999. We are grateful for our shareholders' continued confidence. To the 18,753 men and women who make Progressive a great company, thanks for all your contributions in 1999 and for the promise you bring to our future.

Joy, Love and Peace

/s/Peter B. Lewis

Peter B. Lewis
Chairman, President and Chief Executive Officer



                          [Art - pages 28 through 31]

1999 FINANCIAL REVIEW




Consolidated Financial Statements                           34

Management's Discussion and Analysis                        48

Quarterly Financial and Common Share Data                   51

Ten Year Summaries                                          52

Quantitative Market Risk Disclosures                        56

Analysis of Loss and LAE Development                        58

Direct Premiums Written by State                            58

REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS, THE PROGRESSIVE CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/Pricewaterhousecoopers L.L.P.

Cleveland, Ohio
January 25, 2000



CONSOLIDATED STATEMENTS OF INCOME

                                                          (millions-except per share amounts)
---------------------------------------------------------------------------------------------
For the years ended December 31,                  1999             1998             1997

---------------------------------------------------------------------------------------------
   NET PREMIUMS WRITTEN                       $   6,124.7      $   5,299.7      $   4,665.1
                                              ===============================================

   REVENUES
     Premiums earned                          $   5,683.6      $   4,948.0      $   4,189.5
     Investment income                              340.7            294.8            274.9
     Net realized gains on security sales            47.2             11.4             98.5
     Service revenues                                47.5             38.2             45.3
     Other income(1)                                  5.2             --               --
                                              -----------------------------------------------
      Total revenues                              6,124.2          5,292.4          4,608.2
                                              -----------------------------------------------
   EXPENSES
     Losses and loss adjustment expenses          4,256.4          3,376.3          2,967.5
     Policy acquisition costs                       745.0            659.9            607.8
     Other underwriting expenses                    583.8            495.8            336.0
     Investment expenses                              9.5              7.4              9.9
     Service expenses                                40.9             30.8             43.9
     Interest expense                                76.4             61.1             64.6
                                               ----------------------------------------------
      Total expenses                              5,712.0          4,631.3          4,029.7
                                              -----------------------------------------------
   NET INCOME
     Income before income taxes                     412.2            661.1            578.5
     Provision for income taxes                     117.0            204.4            178.5
                                              -----------------------------------------------
     Net income                               $     295.2      $     456.7      $     400.0
                                              ===============================================

   COMPUTATION OF EARNINGS PER SHARE
     Basic:
     Average shares outstanding                      72.9             72.5             72.0
                                              ===============================================
         Per share                            $      4.05      $      6.30      $      5.56
                                              ===============================================
     Diluted:
     Average shares outstanding                      72.9             72.5             72.0
     Net effect of dilutive stock options             1.7              2.2              3.3
                                              -----------------------------------------------
      Total equivalent shares                        74.6             74.7             75.3
                                              ===============================================
         Per share                            $      3.96      $      6.11      $      5.31
                                              ===============================================

(1) See Note 12-Related Party Transaction for discussion.
    See notes to consolidated financial statements.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
                                                                              34

CONSOLIDATED BALANCE SHEETS



                                                                                                           (millions)
----------------------------------------------------------------------------------------------------------------------
December 31,                                                                                1999             1998

----------------------------------------------------------------------------------------------------------------------
   ASSETS
     Investments:
      Available-for-sale:
        Fixed maturities, at market (amortized cost: $4,650.9 and $4,171.6)              $   4,532.7     $   4,219.0
        Equity securities, at market:
         Preferred stocks (cost: $425.4 and $374.3)                                            422.4           376.5
         Common stocks (cost: $1,127.8 and $512.2)                                           1,243.6           636.9
      Short-term investments, at amortized cost (market: $229.0 and $441.9)                    229.0           441.9
----------------------------------------------------------------------------------------------------------------------
         Total investments                                                                   6,427.7         5,674.3
     Cash                                                                                       14.2            18.6
     Accrued investment income                                                                  54.0            53.1
     Premiums receivable, net of allowance for doubtful accounts of $42.9 and $34.0          1,760.8         1,456.2
     Reinsurance recoverables                                                                  254.7           281.0
     Prepaid reinsurance premiums                                                               88.3            77.7
     Deferred acquisition costs                                                                343.4           299.1
     Income taxes                                                                              273.7           192.9
     Property and equipment, net of accumulated depreciation of $243.8 and $194.1              447.7           376.2
     Other assets                                                                               40.2            34.0
======================================================================================================================
           Total assets                                                                  $   9,704.7     $   8,463.1
                                                                                         =============================
   LIABILITIES AND SHAREHOLDERS' EQUITY
     Unearned premiums                                                                   $   2,781.4     $   2,329.7
     Loss and loss adjustment expense reserves                                               2,416.2         2,188.6
     Policy cancellation reserve                                                                17.8            29.1
     Accounts payable and accrued expenses                                                     687.9           582.0
     Debt                                                                                    1,048.6           776.6
----------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                                   6,951.9         5,906.0
======================================================================================================================
     Shareholders' equity:
      Common Shares, $1.00 par value (authorized 300.0, issued 83.1,
         including treasury shares of 10.0 and 10.6)                                            73.1            72.5
      Paid-in capital                                                                          481.6           448.3
      Accumulated other comprehensive income:
        Net unrealized appreciation (depreciation) on investment securities                     (3.4)          113.3
        Other                                                                                   (9.0)           (9.6)
      Retained earnings                                                                      2,210.5         1,932.6
----------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                          2,752.8         2,557.1
======================================================================================================================
           Total liabilities and shareholders' equity                                    $   9,704.7     $   8,463.1
======================================================================================================================


See notes to consolidated financial statements.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                                                  (millions-except per share amounts)
-----------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                   1999                    1998                     1997

-----------------------------------------------------------------------------------------------------------------------------------
   RETAINED EARNINGS
     Balance, Beginning of year                          $   1,932.6              $  1,534.8               $  1,155.2
      Net income                                               295.2 $     295.2       456.7  $     456.7       400.0  $     400.0
                                                                     -----------              -----------              ------------
      Cash dividends on Common Shares ($.26, $.25
         and $.24 per share)                                   (19.0)                  (18.1)                   (17.3)
      Treasury shares purchased                                  (.6)                  (39.8)                    (2.7)
      Other, net                                                 2.3                    (1.0)                     (.4)
-----------------------------------------------------------------------------------------------------------------------------------
     Balance, End of year                                $   2,210.5              $  1,932.6               $  1,534.8
-----------------------------------------------------------------------------------------------------------------------------------

   ACCUMULATED OTHER COMPREHENSIVE
      INCOME (LOSS), NET OF TAX
     Balance, Beginning of year                          $     103.7              $    116.0               $     68.4
        Change in unrealized appreciation (depreciation)                  (116.7)                    (9.0)                    48.3
        Other                                                                 .6                     (3.3)                     (.7)
                                                                     -----------              -----------              ------------
      Other comprehensive income (loss)                       (116.1)     (116.1)      (12.3)       (12.3)       47.6         47.6
-----------------------------------------------------------------------------------------------------------------------------------
     Balance, End of year                                $     (12.4)             $    103.7               $    116.0
-----------------------------------------------------------------------------------------------------------------------------------
   COMPREHENSIVE INCOME                                              $     179.1              $     444.4              $     447.6
                                                                     ===========              ===========              ============
   COMMON SHARES, $1.00 PAR VALUE
     Balance, Beginning of year                          $      72.5              $     72.3               $     71.5
      Stock options exercised                                     .6                      .6                       .8
      Treasury shares purchased                                 --                       (.4)                    --
-----------------------------------------------------------------------------------------------------------------------------------
     Balance, End of year                                $      73.1              $     72.5               $     72.3
-----------------------------------------------------------------------------------------------------------------------------------

   PAID-IN CAPITAL
     Balance, Beginning of year                          $     448.3              $    412.8               $    381.8
      Stock options exercised                                   12.0                    10.9                     13.3
      Tax benefits on stock options exercised                   20.4                    25.6                     17.6
      Treasury shares purchased                                 --                      (2.4)                     (.2)
      Other                                                      0.9                     1.4                       .3
-----------------------------------------------------------------------------------------------------------------------------------
     Balance, End of year                                $     481.6              $    448.3               $    412.8
-----------------------------------------------------------------------------------------------------------------------------------

   TOTAL SHAREHOLDERS' EQUITY                            $   2,752.8              $  2,557.1               $  2,135.9
====================================================================              ==========               ==========


There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
                                                                              36

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                       (millions)
---------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                            1999            1998            1997

---------------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                          $     295.2     $     456.7     $     400.0
     Adjustments to reconcile net income to net
        cash provided by operating activities:
      Depreciation and amortization                                             71.8            56.1            36.6
      Net realized gains on security sales                                     (47.2)          (11.4)          (98.5)
      Gain on sale of property and equipment                                    (5.2)           --              --
      Changes in:
        Unearned premiums                                                      451.7           349.6           442.3
        Loss and loss adjustment expense reserves                              231.2            42.0           204.6
        Accounts payable and accrued expenses                                  118.0            76.7            49.9
        Policy cancellation reserve                                            (11.3)           (5.6)           (8.6)
        Prepaid reinsurance premiums                                           (10.6)            2.1            33.3
        Reinsurance recoverables                                                26.3            36.5            62.7
        Premiums receivable                                                   (304.6)         (295.4)         (310.9)
        Deferred acquisition costs                                             (44.3)          (39.5)          (52.7)
        Income taxes                                                           (17.8)          (71.3)          (67.8)
        Other, net                                                              21.9            21.5            43.8
---------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                             775.1           618.0           734.7
---------------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases:
      Available-for-sale: fixed maturities                                  (6,076.7)       (3,998.8)       (6,764.3)
                          equity securities                                 (1,094.7)         (942.9)         (658.2)
     Sales:
      Available-for-sale: fixed maturities                                   5,182.5         3,210.2         5,840.0
                          equity securities                                    480.0           774.3           581.7
     Maturities, paydowns, calls and other:
      Available-for-sale: fixed maturities                                     361.4           419.9           578.0
                          equity securities                                     26.6           126.0           125.4
     Net (purchases) sales of short-term investments                           221.0           (32.5)         (248.6)
    (Receivable) payable on securities                                         (19.1)           18.9            (2.0)
     Purchases of property and equipment                                      (147.5)         (174.2)         (121.9)
     Sale of property and equipment                                             12.1            --              --
     Purchase of subsidiaries, net of cash acquired                             (9.9)           --             (48.0)
---------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                              (1,064.3)         (599.1)         (717.9)
---------------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from exercise of stock options                                    12.6            11.5            14.1
     Tax benefits from exercise of stock options                                20.4            25.6            17.6
     Proceeds from debt                                                        301.4            --              --
     Payments of debt                                                          (30.0)           --             (20.4)
     Dividends paid to shareholders                                            (19.0)          (18.1)          (17.3)
     Acquisition of treasury shares                                              (.6)          (42.6)           (2.9)
---------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities                   284.8           (23.6)           (8.9)
---------------------------------------------------------------------------------------------------------------------
     Increase (decrease) in cash                                                (4.4)           (4.7)            7.9
     Cash, Beginning of year                                                    18.6            23.3            15.4
---------------------------------------------------------------------------------------------------------------------
     Cash, End of year                                                   $      14.2     $      18.6     $      23.3
=====================================================================================================================


See notes to consolidated financial statements.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
                                                                              37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



December 31, 1999, 1998 and 1997


01  REPORTING AND ACCOUNTING POLICIES


NATURE OF OPERATIONS The Progressive Corporation, an insurance holding company formed in 1965, owns 82 subsidiaries and has one mutual insurance company affiliate. The companies provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States.
BASIS OF CONSOLIDATION AND REPORTING The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries and affiliate (the Company). All of the subsidiaries and the affiliate are wholly owned or controlled. All intercompany accounts and transactions are eliminated in consolidation.
INVESTMENTS Available-for-sale: fixed maturity securities are securities held for indefinite periods of time, and may be used as a part of the Company's asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs or similar economic factors. These securities are carried at market value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reported in accumulated other comprehensive income. Market values are obtained from a recognized pricing service or other quoted sources. The asset-backed portfolio is accounted for under the retrospective method; prepayment assumptions are based on market expectations.
  Available-for-sale: equity securities include common stocks and nonredeemable preferred stocks and are reported at quoted market values. Changes in the market values of these securities, net of deferred income taxes, are reflected as unrealized appreciation or depreciation in accumulated other comprehensive income. Changes in value due to foreign currency exchange are limited by foreign currency hedges; unhedged amounts are not material and changes in value are recognized in income in the current period.
  Trading securities are securities bought principally for the purpose of selling them in the near term and are reported at market value. Changes in market value are recognized in income in the current period. During the year, the net activity in trading securities was not material to the Company's financial position, cash flows or results of operations and was recognized in the available-for-sale portfolio.
  Derivative instruments, as defined by Statement of Financial Accounting Standards (SFAS) 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments," include futures, options, short positions, forward positions, foreign currency forwards and interest rate swap agreements. Derivative instruments held or issued for purposes other than trading include derivative positions used for risk management purposes and hedge positions. Derivative positions used for risk management are evaluated as to their effectiveness to modify the Company's risk characteristics and enhance the yields of the available-for-sale portfolios. Hedges are evaluated on established criteria to determine the effectiveness of their correlation and ability to reduce risk of specific securities or transactions. Those instruments held or issued for risk management purposes are carried at market value in the appropriate available-for-sale portfolio based on the nature of the derivative instrument; changes in value of futures, options, foreign currency forwards and short positions are recorded to income in the current period, and changes in the value of forward positions and interest rate swaps are reflected in other comprehensive income as unrealized appreciation or depreciation, net of deferred income taxes. At disposition, changes in value of forward positions and interest rate swap agreements are recognized in income as "net realized gains or losses on security sales." Those instruments entered into for the purpose of hedging are carried at market value; changes in value follow the recognition of the asset being hedged. Gains or losses on closed hedge positions are recorded as basis adjustments to the cost of the assets hedged and amortized over their expected life. Unamortized amounts are recognized in income at the disposition of the assets hedged. Gains and losses on instruments entered into for the purpose of hedging anticipated transactions are deferred and amortized over the life of the hedged transaction, beginning at the inception of the transaction. Gains and losses on foreign currency hedges offset the foreign exchange gains and losses on the foreign equity portfolio. The net hedged gain or loss is not material and is recognized into income in the current period. Hedges that no longer qualify for hedge accounting due to lack of correlation are reclassified to derivative instruments held or issued for purposes other than trading and used for risk management purposes. Those instruments held or issued for trading purposes are carried at market value and include derivatives held or issued for the specific purpose of generating profits and all other derivatives not meeting the criteria for derivatives held or issued for other than trading purposes; changes in value are recorded to income in the current period. During the year, the net activity in derivative instruments held or issued for trading purposes was not material to the Company's financial position, cash flows or results of operations; gains or losses during the year were recognized in the available-for-sale portfolio. See Note 4-Investments for further discussion.
  Short-term investments include eurodollar deposits, commercial paper and other securities maturing within one year and are reported at amortized cost, which approximates market.
  Investment securities are exposed to various risks such as interest rate, market and credit. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect portfolio value in the near term.
  Realized gains and losses on sales of securities are computed based on the first-in first-out method and include write downs on available-for-sale securities considered to have other than temporary declines in market value. PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets using accelerated methods for computers and straight line for all other fixed assets. The useful lives range from 3 to 4 years for computers, 10 to 31 years for buildings and improvements and 5 to 6 years for all other property and equipment. Property and equipment includes software capitalized for internal use.
  As of December 31, 1999, the Company had contractual commitments related to the Company's construction project in Mayfield Village, Ohio totalling $127.6 million, of which $60.9 million had been paid through 1999. Total interest capitalized related to the Company's construction projects and capitalized computer software costs was $3.4 million and $3.5 million in 1999 and 1998, respectively.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
                                                                              38

INSURANCE PREMIUMS AND RECEIVABLES Insurance premiums written are earned primarily on a pro rata basis over the period of risk. For products where more than 50% cancellations are anticipated, premiums written and earned are reduced, though cancellations have not yet occurred.The Company provides insurance and related services to individuals, lenders and motor carriers throughout the United States, and offers a variety of payment plans to meet individual customer needs. Generally, premiums are collected in advance of providing risk coverage, minimizing the Company's exposure to credit risk.
LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES Loss reserves represent the estimated liability on claims reported to the Company, plus reserves for losses incurred but not yet reported (IBNR). These estimates are reported net of amounts recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims and losses. The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income currently. Such loss and loss adjustment expense reserves could be susceptible to significant change in the near term.
REINSURANCE The Company's reinsurance transactions include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures-CAIP), for which the Company retains no indemnity risk (see
Note 7-Reinsurance for further discussion). The remaining reinsurance arises from the Company seeking to reduce its loss exposure in its auto and non-auto programs and its strategic alliance relationships. Prepaid reinsurance premiums are recognized on a pro rata basis over the period of risk.
EARNINGS PER SHARE Basic earnings per share are computed using the weighted average number of Common Shares outstanding. Diluted earnings per share include common stock equivalents, such as stock options, assumed outstanding during the period.
DEFERRED ACQUISITION COSTS Deferred acquisition costs include commissions, premium taxes and other costs incurred in connection with writing business. These costs are deferred and amortized over the period in which the related premiums are earned. The Company considers anticipated investment income in determining the recoverability of these costs. Based on current indications, management believes that these costs will be fully recoverable in the near term. The Company does not defer advertising costs.
SERVICE REVENUES AND EXPENSES Service revenues consist primarily of fees generated from processing business for involuntary plans and are earned on a pro rata basis over the term of the related policies; acquisition expenses are deferred and amortized over the period in which the related revenues are earned. SUPPLEMENTAL CASH FLOW INFORMATION Cash includes only bank demand deposits. The Company paid income taxes of $116.5 million, $235.9 million and $166.9 million in 1999, 1998 and 1997, respectively. Total interest paid was $72.4 million for 1999 and $63.8 million for both 1998 and 1997.
STOCK OPTIONS The Company follows the provisions of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock option activity in the financial statements. The Company granted all options currently outstanding at an exercise price equal to the market price at the date of grant and, therefore, under APB 25, no compensation expense is recorded. The Company follows the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation."
NEW ACCOUNTING STANDARDS In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which standardizes the accounting for derivative instruments and requires that all derivatives be recognized at fair value on the balance sheet. Changes in fair value are recorded in current period earnings or in other comprehensive income if the derivative transaction is a qualified cash flow hedge. The statement is effective for fiscal years beginning after June 15, 2000. The Company is currently analyzing the impact of this statement, but estimates that the net effect of all derivative transactions would not have been significant at December 31, 1999.
ESTIMATES The Company is required to make estimates and assumptions when preparing its financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States (GAAP). Actual results could differ from those estimates.

02       LITIGATION

The Company is named as defendant in various lawsuits generally relating to its insurance operations. All legal actions relating to claims made under insurance policies or in connection with previous reinsurance agreements are considered by the Company in establishing its loss and loss adjustment expense reserves. Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. The Company believes that the ultimate disposition of these lawsuits in excess of amounts currently reserved will not materially impact the Company's financial position, cash flows or results of operations.

The Company is also named as defendant in a number of purported class action lawsuits, such as those alleging damages as a result of the Company's use of after-market parts or the alleged diminution of value to vehicles which are involved in accidents, and cases challenging other aspects of the Company's business. Other insurance companies face similar suits. The Company plans to vigorously contest these suits, but is currently unable to estimate the potential exposure.

03       CONTRACTUAL COMMITMENTS

The Company has operating lease commitments and licensing and service agreements with terms greater than one year, some with options to renew at the end of the contract periods. The minimum commitments under such noncancelable contracts at December 31, 1999 are as follows (in millions): 2000-$61.0; 2001-$41.1;
2002-$19.8; 2003-$11.9; 2004-$5.5; and thereafter-$.2. Total expense incurred by the Company for such purposes for 1999, 1998 and 1997 was $96.3 million, $93.1 million and $83.3 million, respectively.

04  INVESTMENTS

The components of pretax investment income and net realized gains on security sales for the years ended December 31 were:

 (millions)
---------------------------------------------------------------------------------------------------------------------
                                                                    1999            1998            1997

---------------------------------------------------------------------------------------------------------------------
   Available-for-sale: fixed maturities                        $     275.6     $     233.9        $  219.1
                       equity securities                              53.4            34.1            24.6
   Short-term investments                                             11.7            26.8            31.2
---------------------------------------------------------------------------------------------------------------------
      Investment income                                              340.7           294.8           274.9
---------------------------------------------------------------------------------------------------------------------
   Gross realized gains:
     Available-for-sale: fixed maturities                             35.4            34.6            56.9
                         equity securities                           135.8           159.1           121.4
     Short-term investments                                             .1              .2            --
   Gross realized losses:
     Available-for-sale: fixed maturities                            (55.8)          (37.1)          (36.9)
                         equity securities                           (68.3)         (145.4)          (42.9)
---------------------------------------------------------------------------------------------------------------------
      Net realized gains on security sales                            47.2            11.4            98.5
---------------------------------------------------------------------------------------------------------------------
                                                               $     387.9     $     306.2     $     373.4
=====================================================================================================================



The composition of the investment portfolio at December 31 was:


   (millions)

                                                                             GROSS           GROSS
                                                                        UNREALIZED      UNREALIZED          MARKET
                                                              COST           GAINS          LOSSES           VALUE

-------------------------------------------------------------------------------------------------------------------------
   1999
   Available-for-sale:
     U.S. government obligations                        $      322.6    $       --      $       (6.1)   $      316.5
     State and local government obligations                  1,352.9             8.8           (29.5)        1,332.2
     Foreign government obligations                             60.4            --              (1.4)           59.0
     Corporate debt securities                                 935.3              .1           (25.0)          910.4
     Asset-backed securities                                 1,897.3              .7           (66.9)        1,831.1
     Other debt securities                                      82.4             1.6             (.5)           83.5
-------------------------------------------------------------------------------------------------------------------------
                                                             4,650.9            11.2          (129.4)        4,532.7
     Preferred stocks                                          425.4             2.4            (5.4)          422.4
     Common stocks                                           1,127.8           195.0           (79.2)        1,243.6
   Short-term investments                                      229.0            --              --             229.0
-------------------------------------------------------------------------------------------------------------------------
                                                        $    6,433.1    $      208.6    $     (214.0)   $    6,427.7
                                                        =================================================================
   1998
   Available-for-sale:
     U.S. government obligations                        $      610.8    $        4.1    $        (.4)   $      614.5
     State and local government obligations                  1,649.0            44.9             (.3)        1,693.6
     Foreign government obligations                             52.9              .4            --              53.3
     Corporate debt securities                                 315.5             4.5            (1.8)          318.2
     Asset-backed securities                                 1,491.4            19.8           (24.3)        1,486.9
     Other debt securities                                      52.0              .7             (.2)           52.5
-------------------------------------------------------------------------------------------------------------------------
                                                             4,171.6            74.4           (27.0)        4,219.0
     Preferred stocks                                          374.3            14.0           (11.8)          376.5
     Common stocks                                             512.2           144.3           (19.6)          636.9
   Short-term investments                                      441.9            --              --             441.9
-------------------------------------------------------------------------------------------------------------------------
                                                        $    5,500.0    $      232.7    $      (58.4)   $    5,674.3
=========================================================================================================================

Included in the available-for-sale portfolio are trading securities. The net activity in trading securities was not material to the Company's financial position, cash flows or results of operations. At December 31, 1999 and 1998, trading securities had a net market value of $50.2 million and $(.4) million, respectively.

The composition of fixed maturities by maturity at December 31, 1999 was:

   (millions)
---------------------------------------------------------------------------------------------------------
                                                                                           MARKET
                                                                             COST           VALUE

---------------------------------------------------------------------------------------------------------
   Less than one year                                                  $      389.6    $      389.4
   One to five years                                                        3,039.3         2,983.0
   Five to ten years                                                        1,057.2         1,016.6
   Ten years or greater                                                       164.8           143.7
---------------------------------------------------------------------------------------------------------
                                                                       $    4,650.9    $    4,532.7
=========================================================================================================

Asset-backed securities are reported based upon their projected cash flows. All other securities which do not have a single maturity date are reported at average maturity. Actual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations without prepayment penalties.

At December 31, 1999, bonds in the principal amount of $74.2 million were on deposit with various regulatory agencies to meet statutory requirements. Securities with a market value of $2.9 million were held at December 31, 1999, by a bankruptcy remote subsidiary and are not available to the general creditors of the Company.

The components of derivative financial instruments held or issued for purposes other than trading at December 31 were:

   (millions)
--------------------------------------------------------------------------------------------------------------------
                                                                     MARKET VALUE/              CONTRACT/
                                                                   CARRYING VALUE AT        NOTIONAL VALUE AT
                                                                     DECEMBER 31,             DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------
                                                                     1999         1998        1999         1998

--------------------------------------------------------------------------------------------------------------------
   Forward and future positions:
     Assets                                                      $      1.3   $      2.8  $      2.1   $     30.9
   Call options:
     Liabilities                                                        (.9)        --          16.5         --
   Anticipatory debt issuance hedges:
     Short futures position                                            --            4.4        --          203.7
     Interest rate swap hedge                                          --          (11.0)       --          150.0
   Foreign currency forward and future positions:
     Liabilities                                                       (1.3)         (.5)       16.1         31.8
--------------------------------------------------------------------------------------------------------------------
                                                                 $      (.9)  $     (4.3) $     34.7   $    416.4
====================================================================================================================

Derivative instruments classified as held or issued for purposes other than trading are used to manage the Company's risks and enhance the yields of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. During 1998, anticipatory debt issuance hedges were entered into to hedge against possible rises in interest rates prior to the issuance of debt under the Company's outstanding $300 million shelf registration, which is intended to replace debt expiring in December 2000. During 1999, the $300 million debt was issued and the hedges were closed. During the life of the hedge, the interest rate swap performed as expected and was recorded as a deferred asset under SFAS 80, "Accounting for Futures Contracts," as a qualified hedge. The deferred asset of $4.8 million is recognized as an adjustment to interest expense over the life of the debt. During 1998, the short futures position, driven by changing economic conditions, did not meet the established criteria for hedging correlation and was discontinued as a hedge. The short futures position recognized a net realized gain of $8.1 million in 1999, and a net realized loss of $9.2 million in 1998.
  Derivative instruments may also be used for trading purposes. The Company had net losses of $1.8 million (gross gains of $4.4 million; gross losses of $6.2 million) during 1999 and net losses of $1.2 million (gross gains of $9.9 million; gross losses of $11.1 million) during 1998 from derivatives used for trading purposes; these losses were not material to the Company's results of operations and are included in the results of the available-for-sale portfolio. At December 31, 1999, the Company had trading positions in treasury forwards and call and put options with net market values of $(.1) million and notional values of $129.4 million; the average market value for long positions was $(.4) million and the average market value for short positions was less than $.1 million in 1999. At December 31, 1998, the Company had short trading positions in foreign currency and treasury forwards with net market values of $(.4) million and notional values of $31.5 million; the average market values for long and short positions in 1998 were $(.2) million and $.5 million, respectively.
  For all derivative positions, net cash requirements are limited to changes in market values, which may vary based upon changes in interest rates, currency exchange rates and other factors. Exposure to credit risk is limited to the carrying value; unless otherwise noted, collateral is not required to support the credit risk.
  As of December 31, 1999, the Company had open investment funding commitments of $34.6 million. The Company had no uncollateralized lines or letters of credit as of December 31, 1999 or 1998.

05  STATUTORY FINANCIAL INFORMATION

At December 31, 1999, $278.5 million of consolidated statutory policyholders' surplus represents net admitted assets of the Company's insurance subsidiaries that are required to meet minimum statutory surplus requirements in the subsidiaries' states of domicile. The subsidiaries may be licensed in states, other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance subsidiaries that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the subsidiaries are licensed.
  During 1999, the insurance subsidiaries paid aggregate cash dividends of $89.6 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $200.3 million in 2000 without prior approval from regulatory authorities.
  Statutory policyholders' surplus was $2,258.9 million and $2,029.9 million at December 31, 1999 and 1998, respectively. Statutory net income was $199.3 million, $330.4 million and $274.7 million for the years ended December 31, 1999, 1998 and 1997, respectively.
  In 1998, the National Association of Insurance Commissioners (NAIC) adopted the Codification of Statutory Accounting Principles guidance, which will replace the current NAIC Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas. The implementation date established by the NAIC is January 1, 2001; however, the effective date will be specified by each insurance company's state of domicile. The Company is currently evaluating the potential effect of the Codification guidance, but does not expect it to have a material impact on the Company's statutory surplus.


06  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Activity in the loss and loss adjustment expense reserves, prepared in accordance with GAAP, is summarized as follows:

   (millions)
--------------------------------------------------------------------------------------------------------------------
                                                                            1999            1998            1997

--------------------------------------------------------------------------------------------------------------------
   Balance at January 1                                              $     2,188.6   $     2,146.6    $    1,800.6
     Less reinsurance recoverables on unpaid losses                          242.8           279.1           267.7
--------------------------------------------------------------------------------------------------------------------
   Net balance at January 1                                                1,945.8         1,867.5         1,532.9
--------------------------------------------------------------------------------------------------------------------
   Net reserves of subsidiary purchased                                       --              --              82.2
--------------------------------------------------------------------------------------------------------------------
   Incurred related to:
     Current year                                                          4,286.2         3,560.5         3,070.8
     Prior years                                                             (29.8)         (184.2)         (103.3)
--------------------------------------------------------------------------------------------------------------------
      Total incurred                                                       4,256.4         3,376.3         2,967.5
--------------------------------------------------------------------------------------------------------------------
   Paid related to:
     Current year                                                          2,919.2         2,376.0         1,971.5
     Prior years                                                           1,082.8           922.0           743.6
--------------------------------------------------------------------------------------------------------------------
      Total paid                                                           4,002.0         3,298.0         2,715.1
--------------------------------------------------------------------------------------------------------------------
   Net balance at December 31                                              2,200.2         1,945.8         1,867.5
     Plus reinsurance recoverables on unpaid losses                          216.0           242.8           279.1
--------------------------------------------------------------------------------------------------------------------
   Balance at December 31                                            $     2,416.2   $     2,188.6    $    2,146.6
====================================================================================================================


The Company establishes case and IBNR reserves near the midpoint of the reasonable range of reserves. The Company's reserves have historically developed conservatively. In 1999, the Company experienced an increase in severity trends which led to less favorable development on prior accident years as compared to 1998 and 1997.
  Because the Company is primarily an insurer of motor vehicles, it has limited exposure for environmental, product and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known by it. The Company does not believe that these claims will have a material impact on the Company's liquidity, financial condition, cash flows or results of operations.
  The Company writes auto insurance in the coastal states, which could be exposed to natural catastrophes, such as hurricanes. Although the occurrence of a major catastrophe could have a significant impact on the Company's quarterly results, the Company believes such an event would not be so material as to disrupt the overall normal operations of the Company. The Company is unable to predict if any such events will occur in the near term.

07  REINSURANCE

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As of December 31, 1999 and 1998, 26% and 36%, respectively, of the "prepaid reinsurance premiums" and 49% and 56%, respectively, of the "reinsurance recoverables" relate to CAIP, for which the Company retains no indemnity risk.

The effect of reinsurance on premiums written and earned as of December 31 was as follows:

   (millions)
--------------------------------------------------------------------------------------------------------------------------
                                                      1999                     1998                     1997
                                                WRITTEN      EARNED     WRITTEN       EARNED     WRITTEN       EARNED

--------------------------------------------------------------------------------------------------------------------------
   Direct premiums                           $    6,305.3 $   5,853.5 $   5,451.3 $    5,100.5 $   4,825.2 $    4,382.9
     Ceded                                         (180.6)     (169.9)     (151.6)      (152.5)     (160.1)      (193.4)
--------------------------------------------------------------------------------------------------------------------------
   Net premiums                              $    6,124.7 $   5,683.6 $   5,299.7 $    4,948.0 $   4,665.1 $    4,189.5
==========================================================================================================================

Losses and loss adjustment expenses are net of reinsurance ceded of $132.8 million in 1999, $131.9 million in 1998 and $150.8 million in 1997.


08  INCOME TAXES

Significant components of the Company's income tax provision were as follows:

   (millions)
-----------------------------------------------------------------------------------------------------------------
                                                                         1999            1998            1997

-----------------------------------------------------------------------------------------------------------------
   Current tax provision                                            $     136.2     $     237.1     $     241.6
   Deferred tax benefit                                                   (19.2)          (32.7)          (63.1)
-----------------------------------------------------------------------------------------------------------------
     Total income tax provision                                     $     117.0     $     204.4     $     178.5
=================================================================================================================


  The provision for income taxes in the accompanying consolidated statements of income differed from the statutory rate as follows:


  (millions)
---------------------------------------------------------------------------------------------------------------------------------
                                                                 1999                     1998                     1997

---------------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                             $    412.2              $    661.1               $    578.5
                                                          =======================================================================
   Tax at statutory rate                                  $    144.3       35%    $    231.4        35%    $    202.5        35%
   Tax effect of:
     Exempt interest income                                    (22.1)      (5)         (23.1)       (3)         (19.6)       (3)
     Dividends received deduction                               (6.1)      (2)          (6.6)       (1)          (7.0)       (1)
     Other items, net                                             .9        --           2.7         --           2.6         --
---------------------------------------------------------------------------------------------------------------------------------
                                                          $    117.0       28%    $    204.4        31%    $    178.5        31%
=================================================================================================================================


Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 1999 and 1998, the components of the net deferred tax assets were as follows:

   (millions)
-----------------------------------------------------------------------------------------------------------------
                                                                                      1999            1998

-----------------------------------------------------------------------------------------------------------------
   Deferred tax assets:
     Unearned premiums reserve                                                   $     194.5     $     161.2
     Non-deductible accruals                                                            45.8            43.1
     Capitalized expenditures                                                            1.9            10.9
     Loss reserves                                                                     115.7           109.5
     Other                                                                              20.3            18.7
   Deferred tax liabilities:
     Deferred acquisition costs                                                       (120.2)         (104.7)
     Unrealized (gains) losses                                                           2.0           (61.0)
-----------------------------------------------------------------------------------------------------------------
   Net deferred tax assets                                                       $     260.0     $     177.7
=================================================================================================================


The Company is able to demonstrate that the benefit of its deferred tax assets is fully realizable.

09  EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS The Company has a two-tiered Retirement Security Program. The first tier is a defined contribution pension plan covering all employees who meet requirements as to age and length of service. Contributions vary from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service. Company contributions were $8.0 million in 1999, $6.5 million in 1998 and $5.1 million in 1997.
  The second tier is a long-term savings plan under which the Company matches, into a Company stock account, amounts contributed to the plan by an employee up to a maximum of 3% of the employee's eligible compensation. Company contributions were $11.3 million in 1999, $9.9 million in 1998 and $7.3 million in 1997.

  The Company has a defined benefit pension plan which covered employees hired before January 1, 1989, who met requirements as to age and length of service. This plan and future benefit accruals were frozen on December 31, 1993; the benefits accruals through the date the plan was frozen were based on years of service and career average compensation up to the Social Security tax base. As of December 31, 1999, the Company had a net pension asset of $4.9 million, compared to $3.5 million in 1998, and $2.0 million in 1997. The Company recognized expense of $2.3 million in 1999 and income of $.1 million in both 1998 and 1997. The Company's funding policy is to contribute annually the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. There is no past service liability requiring funding by the Company. POSTEMPLOYMENT BENEFITS The Company provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits including workers' compensation and, if elected, continuation of health-care benefits. The Company's liability was $2.4 million at December 31, 1999, compared to $1.8 million in 1998. POSTRETIREMENT BENEFITS The Company provides postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. The Company recognized expenses of $.4 million in 1999, $.7 million in 1998 and $.2 million in 1997. The Company's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future.
DEFERRED COMPENSATION The Company maintains The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan), which permits eligible executives to defer receipt of some or all of their annual bonuses or other incentive awards. These deferred amounts are deemed invested in one or more investment funds, including Common Shares of the Company, offered under the Deferral Plan. All distributions from the Deferral Plan will be made in cash, except that distributions representing amounts deemed invested in Common Shares will be made in Common Shares. The Company reserved 300,000 Common Shares for issuance under the Deferral Plan. The Company established an irrevocable grantor trust to provide a source of funds to assist the Company in meeting its liabilities under the Deferral Plan. At December 31, 1999 and 1998, the trust held assets of $18.8 million and $14.6 million, respectively, of which $2.3 million and $3.9 million were held in Common Shares, to cover its liabilities. INCENTIVE COMPENSATION PLANS The Company's 1989 Incentive Plan and 1995 Incentive Plan provide for the granting of stock options and other stock-based awards to key employees of the Company. The 1989 Incentive Plan has 6,500,000 shares authorized and the 1995 Incentive Plan has 5,000,000 shares authorized. In addition to the Incentive Plans, the Company registered 1,425,000 and 650,000 Common Shares relating to stock options granted to key employees and directors of the Company, respectively. The nonqualified stock options granted are for periods up to ten years, become exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All options granted have an exercise price equal to the market value of the Common Shares on the date of grant.


A summary of all employee stock option activity during the three years ended December 31 follows:

----------------------------------------------------------------------------------------------------------------------------------
                                              1999                              1998                           1997
----------------------------------------------------------------------------------------------------------------------------------
                                                       WEIGHTED                          WEIGHTED                         WEIGHTED
                                   NUMBER OF            AVERAGE     NUMBER OF             AVERAGE     NUMBER OF            AVERAGE
   OPTIONS OUTSTANDING                SHARES     EXERCISE PRICE        SHARES      EXERCISE PRICE        SHARES     EXERCISE PRICE

----------------------------------------------------------------------------------------------------------------------------------
   Beginning of year                4,705,811        $     46.07    4,968,964        $      35.52     5,109,390        $     28.09
     Add (deduct):
     Granted                          476,850             139.18      441,210              124.61       726,889              69.82
     Exercised                       (552,473)             22.54     (641,013)              16.99      (758,580)             17.44
     Cancelled                       (171,725)             65.50      (63,350)              61.03      (108,735)             41.07
----------------------------------------------------------------------------------------------------------------------------------
   End of year                      4,458,463        $     58.20    4,705,811        $      46.07     4,968,964        $     35.52
                                   ===============================================================================================
   Exercisable, end of year         1,571,538        $     25.15    1,342,801        $      20.26     1,497,050        $     15.53
                                   ===============================================================================================
   Available, end of year           4,371,422                       4,676,547                         5,054,407
==================================================================================================================================

The following employee options were outstanding or exercisable as of December 31, 1999:

-------------------------------------------------------------------------------------------------------------------------
                                                       OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
-------------------------------------------------------------------------------------------------------------------------
                                                        WEIGHTED AVERAGE         WEIGHTED                     WEIGHTED
   RANGE OF                             NUMBER OF              REMAINING          AVERAGE    NUMBER OF         AVERAGE
   EXERCISE PRICES                          SHARES      CONTRACTUAL LIFE   EXERCISE PRICE       SHARES  EXERCISE PRICE

-------------------------------------------------------------------------------------------------------------------------
   $  13 - 20                               610,615           1.71 years            15.70      610,615          $15.70
      21 - 40                             1,548,235           4.20 years            33.53      934,685           30.60
      41 - 60                               761,012           5.98 years            47.19       23,012           45.58
      61 - 80                               644,602           7.00 years            68.58        2,127           66.12
      81 - 125                              434,839           8.02 years           121.21          589          114.19
     126 - 161                              459,160           8.97 years           141.92          510          154.00
-------------------------------------------------------------------------------------------------------------------------
   $  13 - 161                            4,458,463                                          1,571,538
=========================================================================================================================

Under SFAS 123, the Company uses the Black-Scholes pricing model to calculate the fair value of the options awarded, including 144,207 options awarded to directors. This model produced a value of 44.3% for 1999 awards, 40.6% for 1998 awards and 43.2% for 1997 awards. The following assumptions were used to derive the ratio: a 7-year option term; an annualized volatility rate of .284 for 1999,
 .259 for 1998 and .255 for 1997; a risk-free rate of return of 6.18% for 1999, 5.49% for 1998 and 6.63% for 1997; and a dividend yield of .18% for 1999, .20%
for 1998 and .25% for 1997. The Company elected to account for terminations when they occur rather than include an attrition factor into its model.


If compensation cost had been measured based on the fair-value based accounting method under SFAS 123, the following would have been disclosed for December 31:

   (millions-except per share amounts)
-------------------------------------------------------------------------------------------------------------------------
                                                                                 1999            1998            1997

-------------------------------------------------------------------------------------------------------------------------
   PRO FORMA
   Net income                                                               $     283.9     $     447.3     $     393.5
                                                                            =============================================
   Earnings per share
     Basic                                                                  $      3.90     $      6.17     $      5.46
     Diluted                                                                       3.81            6.00            5.22
-------------------------------------------------------------------------------------------------------------------------


The amounts charged to income for incentive compensation plans, including executive cash bonus programs for key members of management and a gainsharing program for all other employees, were $55.6 million in 1999, $107.5 million in 1998 and $85.8 million in 1997.



10  DEBT

Debt at December 31 consisted of:

   (millions)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                      1999                     1998
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             Market                   Market
                                                                                  Cost        Value        Cost        Value

--------------------------------------------------------------------------------------------------------------------------------
   6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)                  $    293.7  $     254.1  $     --    $      --
   7.30% Notes due 2006 (issued: $100.0, May 1996)                                  99.7         98.0        99.7        109.5
   6.60% Notes due 2004 (issued: $200.0, January 1994)                             199.3        193.7       199.1        199.4
   7% Notes due 2013 (issued: $150.0, October 1993)                                148.5        138.8       148.4        157.2
   8 3/4% Notes due 1999 (issued: $30.0, May 1989)                                  --           --          29.9         30.4
   10% Notes due 2000 (issued: $150.0, December 1988)                              149.9        154.3       149.8        162.7
   10 1/8% Subordinated Notes due 2000 (issued: $150.0, December 1988)             149.8        154.5       149.7        162.4
   Other debt                                                                        7.7          7.7        --           --
--------------------------------------------------------------------------------------------------------------------------------
                                                                              $  1,048.6  $   1,001.1  $    776.6  $     821.6
================================================================================================================================


Debt includes amounts the Company has borrowed and contributed to the capital of its insurance subsidiaries or borrowed for other long-term purposes. During 1999, there were no bank borrowings outstanding. Market values are obtained from publicly quoted sources.

The Company's debt is noncallable, except for the 6 5/8% Senior Notes which may be redeemed all or in part at any time, subject to a "make whole" provision; interest is payable semiannually.
   In May 1990, the Company entered into a revolving credit arrangement with National City Bank, which is reviewed by the bank annually. Under this agreement, the Company has the right to borrow up to $10.0 million. By selecting from available credit options, the Company may elect to pay interest at rates related to the London interbank offered rate, the bank's base rate or at a money market rate. A commitment fee is payable on any unused portion of the committed amount at the rate of .125 percent per annum. The Company had no borrowings under this arrangement at December 31, 1999 or 1998.
   Aggregate principal payments on debt outstanding at December 31, 1999, are $300.4 million for 2000, $.4 million for 2001, $0 for 2002, $.9 million for 2003, $206.0 million for 2004 and $550.0 million thereafter.

11  SEGMENT INFORMATION

During 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which requires companies to report financial and descriptive information about their reportable operating segments. The Company writes personal automobile and other specialty property-casualty insurance and related services throughout the United States. The Company's Personal Lines business is predominantly auto insurance and is organized by states. The Company's 39 state/community managers are located in or near the market served. These managers are measured and paid based on profit and growth in their state(s)/community and manage claims, distribution, advertising, budgets, price levels, agent development, regulation and community relations for their area.
  The Company's other lines of business include insurance for commercial vehicles, lenders' collateral protection, directors' and officers' liability and related services, including processing business for involuntary plans and claim services to fleet owner and other insurance companies. The other businesses accounted for 7% of the Company's 1999 consolidated revenues. All revenues are generated from external customers and the Company does not have a reliance on any major customer.
  The Company evaluates segment profitability based on pretax operating profit. Expense allocations are based on certain assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets, investment income, interest expense or income taxes to operating segments. In addition, the Company does not separately identify depreciation and amortization expense by segment and such disclosure would be impracticable. Companywide depreciation and amortization expense was $71.8 million in 1999, $56.1 million in 1998 and $36.6 million in 1997. The accounting policies of the operating segments are the same as those described in
Note 1-Reporting and Accounting Policies.

For the years ended December 31,

   (millions)
--------------------------------------------------------------------------------------------------------------------------
                                                       1999                     1998                     1997
--------------------------------------------------------------------------------------------------------------------------
                                                             PRETAX                  PRETAX                   PRETAX
                                             REVENUES    PROFIT (LOSS)  REVENUES  PROFIT (LOSS)  REVENUES  PROFIT (LOSS)

--------------------------------------------------------------------------------------------------------------------------
   Personal Lines (1)                      $    5,294.1  $     63.2 $   4,580.7   $    361.5 $   3,832.7   $    243.0
   Other (2)                                      442.2        47.0       405.5         61.9       402.1         36.6
   Investments (3)                                387.9       378.4       306.2        298.8       373.4        363.5
   Interest Expense                                  --       (76.4)         --        (61.1)         --        (64.6)
--------------------------------------------------------------------------------------------------------------------------
                                           $    6,124.2  $    412.2 $   5,292.4   $    661.1 $   4,608.2   $    578.5
==========================================================================================================================


(1) 94% of the Personal Lines segment is personal automobile insurance.
(2) 1999 amounts include a $5.2 million gain on sale of corporate aircraft. See
    Note 12-Related Party Transaction for discussion.
(3) Revenues represent recurring investment income and net realized gains/losses on security sales; pretax profit is net of investment expenses.


12  RELATED PARTY TRANSACTION

On April 23, 1999, the Company sold its corporate aircraft to a company independently owned by Peter B. Lewis, the Company's Chairman of the Board, President and Chief Executive Officer. The airplane had a net book value of $6.9 million and was sold to Mr. Lewis for $12.1 million, the fair market value of the airplane as determined by an independent appraiser.

13  FAIR VALUE OF FINANCIAL INSTRUMENTS

Information about specific valuation techniques and related fair value detail is provided in Note 1-Reporting and Accounting Policies, Note 4-Investments and
Note 10-Debt. Pursuant to SFAS 119, the cost and market value of the financial instruments as of December 31 are summarized as follows:

   (millions)
------------------------------------------------------------------------------------------------------------------------
                                                                             1999                     1998
------------------------------------------------------------------------------------------------------------------------
                                                                                    MARKET                   MARKET
                                                                         COST        VALUE        COST        VALUE

------------------------------------------------------------------------------------------------------------------------
   Investments:
     Available-for-sale: fixed maturities                           $   4,650.9   $  4,532.7   $ 4,171.6  $   4,219.0
                     preferred stocks                                     425.4        422.4       374.3        376.5
                     common stocks                                      1,127.8      1,243.6       512.2        636.9
     Short-term investments                                               229.0        229.0       441.9        441.9
   Debt                                                                (1,048.6)    (1,001.1)     (776.6)      (821.6)
------------------------------------------------------------------------------------------------------------------------




14  OTHER COMPREHENSIVE INCOME

During 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income," which requires disclosure of comprehensive income and its components in the financial statements. The components of other comprehensive income (loss) for the years ended December 31 were as follows:

   (millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                             1999                             1998                             1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                TAX                              TAX                              TAX
                                        (PROVISION)      AFTER           (PROVISION)      AFTER           (PROVISION)      AFTER
                                  PRETAX    BENEFIT        TAX     PRETAX    BENEFIT        TAX     PRETAX    BENEFIT        TAX

-----------------------------------------------------------------------------------------------------------------------------------
   Unrealized gains (losses)
      arising during period:(1)
     Available-for-sale:
        fixed maturities           $(150.7)   $  52.8    $ (97.9)   $   2.8   $   (1.0)     $ 1.8    $  29.5    $ (10.3)    $ 19.2
        equity securities             25.7       (9.0)      16.7       64.3      (22.5)      41.8       44.8      (15.7)      29.1
   Reclassification adjustment:(2)
     Available-for-sale:
        fixed maturities             (14.9)       5.2       (9.7)     (10.0)       3.5       (6.5)
        equity securities            (39.8)      14.0      (25.8)     (71.2)      25.1      (46.1)
-----------------------------------------------------------------------------------------------------------------------------------
   Net unrealized gains (losses)    (179.7)      63.0     (116.7)     (14.1)       5.1       (9.0)      74.3      (26.0)      48.3
   Other(3)                             .6       --           .6       (3.3)      --         (3.3)      --          (.7)       (.7)
-----------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive
      income (loss)                $(179.1)   $  63.0    $(116.1)    $(17.4)  $    5.1    $ (12.3)   $  74.3    $ (26.7)   $  47.6
===================================================================================================================================

(1)  Amounts for 1997 reflect changes in net unrealized gains (losses).
(2) Represents adjustments for gains (losses) realized in net income; reclassification adjustments for 1997 are not available.
(3) Other includes foreign currency translation adjustments, which have no tax effect, and minimum pension liability, which is taxed at the statutory rate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The consolidated financial statements and the related notes on pages 34 through 47, together with the supplemental information on pages 51 through 58, should be read in conjunction with the following discussion of the consolidated financial condition and results of operations.
FINANCIAL CONDITION The Progressive Corporation is a holding company and does not have any revenue producing operations of its own. It receives cash through borrowings, equity sales, subsidiary dividends and other transactions, and may use the proceeds to contribute to the capital of its insurance subsidiaries in order to support premium growth, to repurchase its Common Shares, to retire its outstanding indebtedness, to pay dividends and for other business purposes.
  During 1999, the Company repurchased 6,044 of its Common Shares at a total cost of $.6 million (average $93.25 per share) to satisfy obligations under the Company's benefit plans. During the three-year period ended December 31, 1999, the Company repurchased 440,316 of its Common Shares at a total cost of $46.0 million (average $104.57 per share). During the same period, The Progressive Corporation made $82.5 million of capital contributions to its subsidiaries, net of dividends received from these subsidiaries. The regulatory restrictions on subsidiary dividends are described in Note 5 to the financial statements.
  The Company has substantial capital resources and is unaware of any trends, events or circumstances that are reasonably likely to affect its capital resources in a material way. In March 1999, the Company issued $300 million of 6 5/8% Senior Notes due 2029 under an outstanding shelf registration, which became effective in 1998. The net proceeds of $293.7 million will be used to repay current outstanding debt upon its maturity. The Company also has available a $10.0 million revolving credit agreement. The Company's debt to total capital ratio is 28%; management believes the Company has substantial capital resources and sufficient borrowing capacity to support current and anticipated growth.
  The Company's insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. For the three years ended December 31, 1999, operations generated positive cash flows of $2,127.8 million, and cash flows are expected to be positive in both the short-term and reasonably foreseeable future. The Company's investment portfolio is highly liquid and consists substantially of readily marketable securities.
  Total capital expenditures for the three years ended December 31, 1999, aggregated $443.6 million. In December 1997, the Company purchased approximately 72 acres in Tampa, Florida to construct a three-building, 307,000 square foot, regional call center. The final cost of the project was $45.5 million. The first two buildings were completed during 1998. The third building was completed in February 1999. In addition, in November 1997, the Company purchased 91 acres in Mayfield Village, Ohio to construct an office complex, near the site of its current corporate headquarters. This office complex is part of a five-year cooperative effort with Mayfield Village to develop over 300 acres. Progressive will serve as the anchor corporate user with additional business users and recreational facilities on the site. The Company is constructing five buildings containing a total of approximately 770,000 square feet on the site, and a parking garage, at an estimated cost of $132.5 million. As of December 31, 1999, $65.8 million has been paid. The first building was completed in May 1999. The next two buildings were completed in the first quarter of 2000. The parking garage and fourth building are scheduled to be completed in October 2000. The fifth building is scheduled to be completed in February 2001. The construction projects are being funded through operating cash flows.
INVESTMENTS The Company invests in fixed-maturity, equity and short-term securities. The Company's investment strategy recognizes its need to maintain capital adequate to support its insurance operations. The Company evaluates the risk/reward tradeoffs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity of the investment portfolio. At December 31, 1999, the Company's portfolio was $6,427.7 million, compared to $5,674.3 million in 1998.
  As of December 31, 1999, the Company's portfolio had $5.4 million in unrealized losses, compared to $174.3 million in unrealized gains in 1998. This decrease in value was the result of widening credit spreads on all non-treasury related products and the portfolio's underperformance relative to the S&P 500, due to underweighting in the technology sector. The weighted average fully taxable equivalent book yield of the portfolio was 6.3% for the years ended December 31, 1999 and 1998 and 6.6% for 1997.
  The majority of the portfolio is invested in high-grade, fixed-maturity securities, of which short- and intermediate-term securities represented $4,417.7 million, or 68.7% of the portfolio, at the end of 1999, compared to $4,439.4 million, or 78.3%, at the end of 1998. Long-term investment-grade securities, including those principal paydowns from asset-backed securities that are greater than 10-years, were $96.0 million, or 1.5% of the portfolio, at the end of 1999, compared to $93.5 million, or 1.6%, at the end of 1998. Non-investment-grade fixed-maturity securities were $248.0 million, or 3.9% of the portfolio, at the end of 1999, compared to $128.0 million, or 2.3%, at the end of 1998, and offer the Company higher returns and added diversification without a significant adverse effect on the stability and quality of the investment portfolio as a whole. Non-investment-grade securities may involve greater risks often related to creditworthiness, solvency and relative liquidity of the secondary trading market. The duration of the fixed-income portfolio was
3.0 years at December 31, 1999, compared to 2.8 years at December 31, 1998.
  As of December 31, 1999, the Company held $1,831.1 million of asset-backed securities, which represented 28.5% of the total investment portfolio. The asset-backed portfolio included collateralized mortgage obligations (CMO) and commercial mortgage-backed obligations (CMB) totaling $612.0 million and $649.7 million, respectively. The remainder of the asset-backed portfolio was invested primarily in auto loan and other asset-backed securities. As of December 31, 1999, the CMO portfolio included sequential bonds, representing 68.3% of the CMO portfolio ($417.7 million), and planned amortization class bonds, representing 31.7% of the CMO Portfolio ($194.3 million). At December 31, 1999, the CMO portfolio had an average life of 3.88 years and a weighted average Moody's or Standard & Poor's rating of AAA. The CMB portfolio had an average life of 5.75 years and a weighted average Moody's or Standard & Poor's rating of AA. At December 31, 1999, the CMO and CMB portfolios had unrealized losses of $13.0 million and $45.1 million, respectively. The single largest unrealized loss in any individual CMO security was $1.3 million and in any CMB security was $6.9 million, at December 31, 1999. The CMB portfolio includes $106.6 million of CMB interest-only certificates, which had an average life of 6.45 years and a weighted average Moody's or Standard & Poor's rating of AAA at December 31, 1999. Both the CMO and CMB portfolios are liquid with available market quotes and contain no residual interests. During 1997, the Company sold $178.4 million (proceeds of $200.8 million) of non-investment-grade CMB securities to a third-party purchaser. The purchaser subsequently transferred the securities to a trust as collateral in a resecuritized debt offering. The transaction was accounted for as a sale under SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of

Liabilities," resulting in a net gain of $22.4 million. A bankruptcy remote subsidiary of the Company acquired $22.8 million of the resecuritized debt, which was subsequently sold in 1998 for a net gain of $3.5 million. This portion of the transaction was not accounted for as a sale in 1998 in accordance with SFAS 125.
   A portion of the investment portfolio is invested in marketable equity securities. Common stocks represented $1,243.6 million, or 19.3% of the portfolio, at the end of 1999, compared to $636.9 million, or 11.2%, a year earlier. The majority of the common stock portfolio is invested in domestic equities traded on nationally recognized securities exchanges. The common stock portfolio also includes term trust certificates, the common shares of closed-end bond funds, which have the risk and reward characteristics of the underlying bonds and comprised $230.2 million of the common stock portfolio at the end of 1999; no term trust securities were held at the end of 1998. Foreign equities, which may include stock index futures and foreign currency forwards, comprised $84.2 million of the common stock portfolio at the end of 1999, compared to $130.7 million last year, and partnership investments comprised $104.0 million of the common stock portfolio at the end of 1999, compared to $63.7 million last year. Preferred stocks represented $422.4 million, or 6.6% of the portfolio, at the end of 1999, compared to $376.5 million, or 6.6%, a year earlier, and was comprised of over 89% of fixed-rate preferred stocks with mechanisms that are expected to provide an opportunity to liquidate at par.
  Investments in the Company's portfolio have varying degrees of risk. The primary market risk exposure to the fixed-income portfolio is interest rate risk, which is limited by managing duration to a defined range of 1.8 to 5 years. The distribution of maturities and convexity are monitored on a regular basis. Common stocks, excluding term trust certificates, and other risk assets, which generally have greater risk and volatility of market value, may range from 0 to 25%; at December 31, 1999, the Company held 16.5% of these securities. Market values, along with industry and sector concentrations of common stocks and similar investments, are monitored daily. Exposure to foreign currency exchange risk is limited by Company restrictions and is monitored quarterly for compliance. Exposures are evaluated individually and as a whole, considering the effects of cross correlation. For the quantitative market risk disclosures, see page 56. The Company quarterly examines its portfolio for evidence of impairment. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to: (i) interest rates, (ii) market-related factors other than interest rates and (iii) financial conditions, business prospects and other fundamental factors specific to the issuer. Declines attributable to issuer fundamentals are reviewed in further detail. Available evidence is considered to estimate the realizable value of the investment. When a security in the Company's investment portfolio has a decline in market value which is other than temporary, the Company is required by GAAP to reduce the carrying value of such security to its net realizable value.
  Included in the Company's fixed-maturity and equity portfolios are $195.8 million, or 3.0%, of other risk assets. These include high yield and distressed debt, private equities and warrants, and mezzanine investments. No individual security in this category comprised more than 1% of the Company's total investment portfolio. The total return on this asset class in 1999 was 7.1% with a total net unrealized gain of $20.5 million.
  Trading securities and derivative instruments held or issued for trading are entered into for the purpose of near-term profit taking. During 1999, net activity in the trading portfolio was not material to the Company's financial position, cash flows or results of operations. At December 31, 1999, trading positions had a net market value of $50.2 million, compared to $(.4) million at December 31, 1998. Net gains and losses for the year ended December 31, 1999 and 1998, were $.8 million and $(1.2) million, respectively.
  Derivative instruments are primarily used to manage the risks and enhance the returns of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. During 1998, the Company entered into two transactions, an interest rate swap hedge and a short futures position, to hedge against possible rises in interest rates prior to the issuance of debt under the $300 million shelf registration. During 1999, the $300 million debt was issued and the hedges were closed. The interest rate swap performed as expected and was recorded as a deferred asset under SFAS 80, "Accounting for Futures Contracts," as a qualified hedge. The deferred asset of $4.8 million is recognized as an adjustment to interest expense over the life of the debt. During 1998, the short futures position, driven by changing economic conditions, did not meet the established criteria for hedging correlation and was discontinued as a hedge, but the Company continued to hold it for risk management of the anticipated debt offering. The Company recognized a net realized gain of $8.1 million in 1999 and a net realized loss of $9.2 million in 1998, on the short futures position. Derivative instruments may also be used for trading purposes. For all derivative positions, net cash requirements are limited to changes in market values which may vary based upon changes in interest rates and other factors. Exposure to credit risk is limited to the carrying value; collateral is not required to support the credit risk.
RESULTS OF OPERATIONS Operating income, which excludes net realized gains and losses from security sales and one-time items, was $266.7 million, or $3.58 per share, in 1999, $449.3 million, or $6.01 per share, in 1998 and $336.0 million, or $4.46 per share, in 1997. The GAAP combined ratio was 98.3 in 1999, 91.6 in 1998 and 93.4 in 1997.
  Direct premiums written increased 16% to $6,305.3 million in 1999, compared to $5,451.3 million in 1998 and $4,825.2 million in 1997. Net premiums written increased 16% to $6,124.7 million in 1999, compared to $5,299.7 million in 1998 and $4,665.1 million in 1997. The difference between direct and net premiums written is attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures, for which the Company retains no indemnity risk, of $49.7 million in 1999, $60.7 million in 1998 and $78.4 million in 1997, and reinsurance the Company maintains in its auto and non-auto programs and its strategic alliance relationships. Premiums earned, which are a function of the amount of premiums written in the current and prior periods, increased 15% in 1999, compared to 18% in 1998 and 31% in 1997.
  Net premiums written in the Company's Personal Lines business units, which write insurance for private passenger automobiles and recreation vehicles and currently represent 93% of the Company's total premiums written, grew 16%, 15% and 36% in 1999, 1998 and 1997, respectively, primarily reflecting an increase in unit sales. The Company decreased rates an average of 1.3% during the first six months of 1999, and increased rates 4.4% in the second half of the year, for an annual rate increase of 3.1% in 1999, compared to rate decreases of 5.3% and
 .9% in 1998 and 1997, respectively. The Company expects that these rate increases will likely slow volume growth in 2000 and since the majority of the policies are annual, the Company does not expect to see the full impact of these rate changes until the fourth quarter of 2000.
  The Personal Lines business is generated either by an Agent or written directly by the Company. The Agent channel includes business written by the Company's network of 30,000 Independent Insurance Agents and through Strategic Alliance business relationships (other insurance companies, financial institutions, employers and national brokerage agencies). Total net premiums written through Independent Agents and Strategic Alliance agency relationships were $4,746.5 million in 1999, compared to $4,390.4 million in 1998 and $4,033.8 million in 1997. The combined ratios for the Agency channel were 96.5, 90.6 and
93.2 for 1999, 1998 and 1997, respectively. Direct business includes business written through 1-800-AUTO-PRO(R), the Internet (progressive.com) and the Strategic Alliance business unit on behalf of affinity groups. Net premiums written and combined ratios on the Direct business were $955.9 million and 113.1, respectively, in 1999, compared to $531.9 million and 107.5 in 1998 and $255.0 million and 103.8 in 1997.

  The sales generated via the Internet represented approximately 7% and 2% of the Direct business net premiums written for 1999 and 1998, respectively; the Company started selling insurance directly over the Internet in August 1997. Through these multiple distribution channels, the Company continues to write standard and preferred risks, which represented between 45% and 50% of total 1999 Personal Lines volume, compared to between 30% and 35% in 1998 and between 20% and 25% in 1997, as well as its traditional nonstandard auto products.
   Claim costs, the Company's most significant expense, represent actual payments made and changes in estimated future payments to be made to or on behalf of its policyholders, including expenses required to settle claims and losses. These costs include a loss estimate for future assignments and assessments, based on current business, under state-mandated involuntary automobile programs. Claim costs are influenced by inflation and loss severity and frequency, the impact of which is mitigated by adequate pricing. Increases in the rate of inflation increase loss payments, which are made after premiums are established. Accordingly, anticipated rates of inflation are taken into account when the Company establishes premium rates and loss reserves. Claim costs, expressed as a percentage of premiums earned, were 75% in 1999, compared to 68% in 1998 and 71% in 1997. The increase in the loss ratios was driven by the factors discussed below.
  Four factors contributed to the Company's underwriting losses during the second half of 1999 and its inability to meet its traditional goals in 1999. The first factor was that, during 1999, the Company reduced loss reserves relating to prior accident years $29.8 million, or .5 points, compared to $184.2 million, or 3.7 points, and $103.3 million, or 2.5 points, for 1998 and 1997, respectively. The second factor was continued strong growth in the Direct business in 1999. In periods of rapid growth in the Direct business, the Company's earnings may be lower as a result of higher up-front costs and higher loss costs traditionally associated with new business. In response, the Company decided to return to profit targets based on a calendar year measure rather than over the entire retention period of a policyholder, with the intent to bring the combined ratio back to the historic goal of 96 over the next few years. The Company's profit and growth opportunities change from year to year; however, over every consecutive 5-year period, the Company strives to produce a four percent underwriting profit and to grow at 15 percentage points greater than the rate of inflation. The third factor was that the Company lowered rates in 1998 and during the first half of 1999, in an attempt to raise its combined ratio to 96 while achieving its growth target. Lastly, during 1999, loss trend accelerated at an unanticipated pace; consequently, loss costs rose faster than expected. The Company expects these loss costs trends to continue.
  The Company's other lines of business include writing insurance for small fleets of commercial vehicles, collateral protection and loan tracking for auto lenders and financial institutions, directors' and officers' liability and fidelity coverage for American Bankers Association member community banks and independent credit unions, and providing related claim, underwriting and system services. Revenues in these businesses were $437.0 million in 1999, compared to $405.5 million in 1998 and $402.1 million in 1997. Pretax operating profit was $41.8 million in 1999, compared to $61.9 million in 1998 and $36.6 million in 1997.
  The Company writes directors and officers and other professional liability coverage for community banks and credit unions and, therefore, could potentially be exposed to liability for errors made by these institutions relating to the year 2000 conversion. The Company has reinsurance to limit its potential exposure to approximately 7% of the average policy limits in the event any of the insured directors or officers are held liable for year 2000 noncompliance by their financial institutions. It is currently unknown whether these financial institutions have been able to completely avoid errors relating to year 2000 compliance and the Company is unable to predict to what extent such financial institutions will incur losses as a result of noncompliance and whether their directors and officers will be subject to individual liability for such noncompliance. In the event of a claim, applicable factual and coverage issues would have to be resolved. Based on information currently available and management's best estimate, the Company does not believe that any losses resulting from this exposure will have a material impact on the Company's liquidity, financial condition, cash flows or results of operations.
  Because the Company is primarily an insurer of motor vehicles, it has limited exposure for environmental, product and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known by it. Management does not believe that these claims will have a material impact on the Company's liquidity, financial condition, cash flows or results of operations.
  Policy acquisition and other underwriting expenses as a percentage of premiums earned were 23% in 1999, 1998 and 1997. The Company advertises locally in 35 states, plus Washington D.C. (107 markets), as compared to 32 states (83 markets) in 1998 and 19 states (40 markets) in 1997. The Company expanded its television advertising campaign on a national level during 1998. During 1999, the Company incurred advertising expenses of $124 million, compared to $70 million in 1998 and $23 million in 1997.
  Recurring investment income (interest and dividends) increased 16% to $340.7 million in 1999, compared to $294.8 million in 1998 and $274.9 million in 1997, primarily due to an increase in the size of the investment portfolio. Net realized gains on security sales were $47.2 million in 1999, $11.4 million in 1998 and $98.5 million in 1997. Investment expenses were $9.5 million in 1999, compared to $7.4 million in 1998 and $9.9 million in 1997.
YEAR 2000 COMPLIANCE The Company's five-year effort to achieve year 2000 compliance was successful. The Company successfully operated through the rollover to year 2000 with only minor issues and has not experienced any significant business outage or incurred any significant cost due to the year 2000 failure or errors of business partners to date. The total cost to modify existing production systems, which includes both internal and external costs of programming, coding and testing, was $9.3 million, of which $9.2 million had been expensed through December 31, 1999. The Company also replaced some of its systems. In addition to being year 2000 compliant, these new systems added increased functionality to the Company. The majority of the projects were completed in 1998, with remaining parallel testing completed during the first half of 1999. As of December 31, 1999, $5.5 million, which include both internal and external costs, had been paid for these systems. All costs were funded through operating cash flows.
  The Company continually evaluates computer hardware and software upgrades for enhancements and, therefore, many of the costs to replace these items to be year 2000 compliant were not incremental costs to the Company.
  In preparing for the rollover to the 21st century, the Company's process teams and business groups identified potential year 2000 scenarios. For those scenarios deemed to be both probable and with a potentially significant business impact, the Company developed contingency plans. These plans were reviewed by the Company's chief financial and technology officers throughout 1999. It has not been necessary to execute any of the contingency plans to date.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: CERTAIN MATTERS IN THIS ANNUAL REPORT MAY BE CONSIDERED FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL EVENTS AND RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. THESE RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, RISKS RELATED TO ESTIMATES, ASSUMPTIONS AND PROJECTIONS GENERALLY; CHANGES IN ECONOMIC CONDITIONS (INCLUDING CHANGES IN INTEREST RATES AND FINANCIAL MARKETS); PRICING COMPETITION AND OTHER INITIATIVES BY COMPETITORS; LEGISLATIVE AND REGULATORY DEVELOPMENTS; WEATHER CONDITIONS (INCLUDING THE SEVERITY AND FREQUENCY OF STORMS, HURRICANES, SNOWFALLS, HAIL AND WINTER CONDITIONS); DRIVING PATTERNS; COURT DECISIONS AND TRENDS IN LITIGATION AND HEALTH CARE COSTS; UNFORESEEN TECHNOLOGICAL ISSUES ASSOCIATED WITH THE YEAR 2000 COMPLIANCE EFFORTS AND THE EXTENT TO WHICH VENDORS, PUBLIC UTILITIES, GOVERNMENTAL ENTITIES AND OTHER THIRD PARTIES THAT INTERFACE WITH THE COMPANY MAY FAIL TO ACHIEVE YEAR 2000 COMPLIANCE; AND OTHER MATTERS DESCRIBED FROM TIME TO TIME BY THE COMPANY IN OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THE INFORMATION IN THIS ANNUAL REPORT.

QUARTERLY FINANCIAL AND COMMON SHARE DATA
(not covered by report of independent accountants)


(millions-except per share amounts)

-----------------------------------------------------------------------------------------------------------------------------------
                                        Net Income      Operating Income(1)            Stock Price(2)
-----------------------------------------------------------------------------------------------------------------------------------
             Operating                    Per                    Per                                          Rate of     Dividends
   Quarter   Revenues(3)    Total(4)    Share(5)     Total(4)     Share(5)          High-Low        Close     Return(6)   Per Share

-----------------------------------------------------------------------------------------------------------------------------------
   1999
   1         $   1,333.3    $   105.3   $   1.41    $  104.0  $   1.39    $174   1/4   -  115 7/16   $143   1/2             $ .065
   2             1,416.8        112.1       1.50        98.5      1.32     152   1/8   -   12  3/8    145                     .065
   3             1,474.5         74.0        .99        59.5       .80     144 15/16   -   81  1/2     81 11/16               .065
   4             1,506.5          3.8(7)     .05(7)      4.7(7)    .06(7)   97   5/8   -   68  1/2     73   1/8               .065
-----------------------------------------------------------------------------------------------------------------------------------
             $   5,731.1    $   295.2   $   3.96    $  266.7  $   3.58    $174   1/4   -   68  1/2   $731         (56.7)%   $ .260
===================================================================================================================================

   1998
   1         $   1,156.2    $   120.1   $   1.58    $   102.8 $   1.35    $135   1/2   - 106 11/16   $134 11/16              $.060
   2             1,237.2        123.0       1.61        109.1     1.43     150         - 126   1/2    141                     .060
   3             1,290.9        135.1       1.81        134.4     1.80     156   3/4   -  95          112   3/4               .065
   4             1,301.9         78.5(8)    1.05(8)     103.1     1.38     172         -  94          169   3/8               .065
-----------------------------------------------------------------------------------------------------------------------------------
             $   4,986.2    $   456.7   $   6.11    $   449.3 $   6.01    $172         -  94         $169   3/8    41.6%     $.250
===================================================================================================================================

   1997
   1         $     905.7    $    76.5   $   1.02    $    78.6 $   1.05    $ 73   5/8   -  63   7/8   $ 63   7/8              $.060
   2             1,020.9        102.1       1.36         82.8     1.10      87   3/8   -  61   1/2     87                     .060
   3             1,090.1        116.2       1.54         89.3     1.18     111   7/8   -  86   1/2    107   1/8               .060
   4             1,218.1        105.3       1.39         85.3     1.13     120   7/8   -  99          119   7/8               .060
-----------------------------------------------------------------------------------------------------------------------------------
             $   4,234.8    $   400.0   $   5.31    $   336.0 $   4.46    $120   7/8   -  61   1/2   $119   7/8    78.4%     $.240
===================================================================================================================================

(1) Represents net income less realized gains and losses on security sales and one-time items.
(2) Prices as reported on the consolidated transaction reporting system. The Company's Common Shares are listed on the New York Stock Exchange.
(3)  Represents premiums earned plus service revenues.
(4) The sum may not equal the total due to rounding in the individual periods. Each period is properly stated.
(5) Presented on a diluted basis. The sum may not equal the total because the average equivalent shares differ in the periods.
(6) Represents annual rate of return, including quarterly dividend reinvestment.
(7) During the fourth quarter 1999, the Company increased loss reserves $33 million, $.29 per share, primarily relating to the 1999 accident year and recognized $7 million, $.06 per share, of losses related to Hurricane Irene. The remainder of the decline was primarily attributable to increased loss severity.
(8) During the fourth quarter 1998, the Company wrote down $24.5 million, $.21 per share, on investment securities considered to have other than temporary declines in market value and realized a $9.2 million, $.08 per share, net loss on an anticipatory hedge.


THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

TEN YEAR SUMMARY--FINANCIAL HIGHLIGHTS
(not covered by report of independent accountants)


(millions--except per share amounts and number of people employed)

-------------------------------------------------------------------------------------------------------------------------
                                                                                             1999            1998

-------------------------------------------------------------------------------------------------------------------------
   INSURANCE COMPANIES SELECTED FINANCIAL INFORMATION
      AND OPERATING STATISTICS--STATUTORY BASIS
     Reserves:
      Loss and loss adjustment expense(1)                                               $    2,200.2    $    1,945.8
      Unearned premiums                                                                      2,694.5         2,253.3
     Policyholders' surplus(1)                                                               2,258.9         2,029.9
     Ratios:
      Net premiums written to policyholders' surplus                                             2.7             2.6
      Loss and loss adjustment expense reserves to policyholders' surplus                        1.0             1.0
      Loss and loss adjustment expense                                                          75.0            68.5
      Underwriting expense                                                                      22.1            22.4
-------------------------------------------------------------------------------------------------------------------------
      Statutory combined ratio                                                                  97.1            90.9

   SELECTED CONSOLIDATED FINANCIAL INFORMATION--GAAP BASIS
     Total revenues                                                                     $    6,124.2    $    5,292.4
     Total assets                                                                            9,704.7         8,463.1
     Total shareholders' equity(2)                                                           2,752.8         2,557.1
     Common Shares outstanding                                                                  73.1            72.5
     Common Share price
      High                                                                              $    174 1/4    $        172
      Low                                                                                     68 1/2              94
      Close(3)                                                                                73 1/8         169 3/8
     Market capitalization                                                              $    5,345.4    $   12,279.7
     Book value per Common Share(2)                                                     $      37.66    $      35.27
     Return on average common shareholders' equity(4)                                           10.9%           19.3%
     Debt outstanding                                                                   $    1,048.6    $      776.6
     Ratios:
      Debt to total capital                                                                       28%             23%
      Price to earnings(5)                                                                        20              28
      Price to book                                                                              1.9             4.8
     GAAP underwriting margin(2)                                                                 1.7             8.4
     Number of people employed                                                                18,753          15,735
-------------------------------------------------------------------------------------------------------------------------


(1) During 1994, the Company began accruing salvage and subrogation recoverables.
(2) In 1994, the $71.0 million "supplemental reserve" was eliminated, increasing book value per share $.65, underwriting profit margin 3.2% and shareholders' equity $46.2 million.
(3)  Represents the closing price at December 31.
(4) Net income minus preferred share dividends divided by average common shareholders' equity.
(5)  Represents the closing stock price divided by operating earnings per share.

All share and per share amounts were adjusted for the December 1992, 3 for 1 stock split.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES



-----------------------------------------------------------------------------------------------------------------------------------
            1997            1996            1995           1994            1993            1992            1991            1990

-----------------------------------------------------------------------------------------------------------------------------------


       $   1,867.5  $     1,532.9   $     1,314.4   $    1,100.2    $    1,053.7    $      994.7    $      901.7    $      827.4
           1,901.9        1,382.9         1,140.4          954.8           688.9           538.5           513.6           474.1
           1,722.9        1,292.4         1,055.1          945.1           701.9           658.3           676.7           636.7

               2.7            2.7             2.8            2.6             2.6             2.2             2.0             1.9
               1.1            1.2             1.2            1.2             1.5             1.5             1.3             1.3
              71.1           70.2            71.6           64.2            62.6            68.3            65.7            62.1
              20.7           19.8            21.4           22.4            25.4            29.8            33.5            31.1
-----------------------------------------------------------------------------------------------------------------------------------
              91.8           90.0            93.0           86.6            88.0            98.1            99.2            93.2


      $    4,608.2   $    3,478.4   $     3,011.9   $    2,415.3    $    1,954.8    $    1,738.9    $    1,493.1    $    1,376.2
           7,559.6        6,183.9         5,352.5        4,675.1         4,011.3         3,440.9         3,317.2         2,912.4
           2,135.9        1,676.9         1,475.8        1,151.9           997.9           629.0           465.7           408.5
              72.3           71.5            72.1           71.2            72.1            67.1            63.3            69.3

      $    120 7/8   $     72 1/4   $      49 1/2   $     40 1/2    $     46 1/8    $     29 3/8    $     20 5/8    $     18 3/4
            61 1/2         40 3/8          34 3/4         27 3/4          26 5/8          14 3/4              15              11
           119 7/8         67 3/8          48 7/8             35          40 1/2          29 1/8              18          17 1/8
      $    8,667.0   $    4,817.3   $     3,523.9   $    2,492.0    $    2,920.1    $    1,954.3    $    1,139.4    $    1,186.8
      $      29.54   $      23.45   $       19.31   $      14.97    $      12.62    $       7.94    $       5.83    $       5.89
              20.9%          20.5%           19.6%          27.4%           36.0%           34.7%            6.7%           21.5%
      $      775.9   $      775.7   $       675.9   $      675.6    $      477.1    $      568.5    $      644.0    $      644.4

                27%            32%             31%            37%             32%             47%             58%             61%
                27             16              17             13              15              17              15              11
               4.1            2.9             2.5            2.3             3.2             3.7             3.1             2.9
               6.6            8.5             5.7           11.5            10.7             3.5            (3.7)            1.0
            14,126          9,557           8,025          7,544           6,101           5,591           6,918           6,370
-----------------------------------------------------------------------------------------------------------------------------------

TEN YEAR SUMMARY--GAAP CONSOLIDATED OPERATING RESULTS
(not covered by report of independent accountants)


(millions-except per share amounts)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         1999             1998

-----------------------------------------------------------------------------------------------------------------------------------
   Direct premiums written:
     Personal lines                                                                                   $   5,799.4     $   4,987.1
     All other lines                                                                                        505.9           464.2
-----------------------------------------------------------------------------------------------------------------------------------
   Total direct premiums written                                                                          6,305.3         5,451.3
     Reinsurance assumed                                                                                     --              --
     Reinsurance ceded                                                                                     (180.6)         (151.6)
-----------------------------------------------------------------------------------------------------------------------------------
   Net premiums written                                                                                   6,124.7         5,299.7
     Net change in unearned premiums reserve(1)                                                            (441.1)         (351.7)
-----------------------------------------------------------------------------------------------------------------------------------
   Premiums earned                                                                                        5,683.6         4,948.0
-----------------------------------------------------------------------------------------------------------------------------------
   Expenses:
     Losses and loss adjustment expenses(2)                                                               4,256.4         3,376.3
     Policy acquisition costs                                                                               745.0           659.9
     Other underwriting expenses                                                                            583.8           495.8
-----------------------------------------------------------------------------------------------------------------------------------
   Total underwriting expenses                                                                            5,585.2         4,532.0
-----------------------------------------------------------------------------------------------------------------------------------
   Underwriting profit (loss) before taxes                                                                   98.4           416.0
   Provision (benefit) for income taxes                                                                      34.4           145.6
-----------------------------------------------------------------------------------------------------------------------------------
   Underwriting profit (loss) after taxes                                                                    64.0           270.4
   Service operations profit (loss) after taxes                                                               4.3             4.8
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             68.3           275.2
   Investment income after taxes                                                                            249.6           221.3
   Net realized gains (losses) on security sales after taxes                                                 30.7             7.4
   Interest expense after taxes                                                                             (49.7)          (39.7)
   Proposition 103 reserve reduction after taxes                                                             --              --
   Non-recurring items after taxes                                                                           --              --
   Other income (expenses) after taxes(3)                                                                    (3.7)           (7.5)
-----------------------------------------------------------------------------------------------------------------------------------
   Income before tax adjustments and cumulative
      effect of accounting change                                                                           295.2           456.7
   Tax adjustments(4)                                                                                        --              --
   Cumulative effect of accounting change(5)                                                                 --              --
-----------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                                         $     295.2     $     456.7
===================================================================================================================================
   Operating income                                                                                   $     266.7     $     449.3
===================================================================================================================================
   Per share(6)
     Net income(2)                                                                                    $       3.96    $       6.11
     Operating income                                                                                         3.58            6.01
     Dividends                                                                                                 .260            .250
   Average equivalent shares
     Basic                                                                                                   72.9            72.5
     Diluted                                                                                                 74.6            74.7
-----------------------------------------------------------------------------------------------------------------------------------


(1) Amount represents change in unearned premiums reserve less change in prepaid reinsurance premiums.
(2) In 1994, the "supplemental reserve" was eliminated, resulting in a one-time decrease to losses and loss adjustment expenses of $71.0 million, or $.62 per share.
(3) Reflects other income and investment expenses after taxes and other tax adjustments.
(4) 1991 reflects a deferred tax asset write-down and 1990 reflects a fresh start tax benefit.
(5)  Reflects adoption of SFAS 109, "Accounting for Income Taxes."
(6) Presented on diluted basis. In 1997, the Company adopted SFAS 128, "Earnings Per Share," and, as a result, restated prior periods per share amounts, if applicable.

All share and per share amounts were adjusted for the December 1992, 3 for 1 stock split.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
                                                                              54



----------------------------------------------------------------------------------------------------------------------------------
            1997            1996            1995           1994            1993            1992            1991            1990

----------------------------------------------------------------------------------------------------------------------------------
      $    4,355.9    $    3,165.4   $     2,644.6   $    2,181.7    $    1,548.9    $    1,214.6    $    1,047.4    $      876.0
             469.3           473.0           424.3          463.4           417.5           422.2           489.4           482.8
----------------------------------------------------------------------------------------------------------------------------------
           4,825.2         3,638.4         3,068.9        2,645.1         1,966.4         1,636.8         1,536.8         1,358.8
              --               3.8              .1            2.9             9.2             4.3              .1              .1
            (160.1)         (200.5)         (156.2)        (190.8)         (156.4)         (189.9)         (212.3)         (162.6)
----------------------------------------------------------------------------------------------------------------------------------
           4,665.1         3,441.7         2,912.8        2,457.2         1,819.2         1,451.2         1,324.6         1,196.3
            (475.6)         (242.4)         (185.6)        (266.1)         (150.5)          (25.1)          (37.7)           (5.1)
----------------------------------------------------------------------------------------------------------------------------------
           4,189.5         3,199.3         2,727.2        2,191.1         1,668.7         1,426.1         1,286.9         1,191.2

           2,967.5         2,236.1         1,943.8        1,397.3         1,028.0           930.9           858.0           762.9
             607.8           482.6           459.6          391.5           311.6           304.1           313.7           292.7
             336.0           208.5           167.2          150.8           151.3           141.5           162.1           123.7
----------------------------------------------------------------------------------------------------------------------------------
           3,911.3         2,927.2         2,570.6        1,939.6         1,490.9         1,376.5         1,333.8         1,179.3
----------------------------------------------------------------------------------------------------------------------------------
             278.2           272.1           156.6          251.5           177.8            49.6           (46.9)           11.9
              97.4            95.2            54.8           88.0            62.2            16.9           (15.9)            4.0
----------------------------------------------------------------------------------------------------------------------------------
             180.8           176.9           101.8          163.5           115.6            32.7           (31.0)            7.9
                .9             2.8             5.6            6.5             4.4            (2.8)           (1.4)            2.8
----------------------------------------------------------------------------------------------------------------------------------
             181.7           179.7           107.4          170.0           120.0            29.9           (32.4)           10.7
             205.3           175.6           156.2          131.2           107.1           110.4           121.1           126.4
              64.0             4.6            30.4           15.5            70.1             9.6             4.9            (8.4)
             (42.0)          (40.0)          (37.1)         (35.9)          (25.8)          (29.4)          (31.6)          (32.0)
              --              --              --             --              --              70.0            --              --
              --              --              --             --              (2.6)          (42.6)           --              --
              (9.0)           (6.2)           (6.4)          (6.5)           (1.5)           (8.3)          (14.9)          (13.2)
----------------------------------------------------------------------------------------------------------------------------------

             400.0           313.7           250.5          274.3           267.3           139.6            47.1            83.5
              --              --              --             --              --              --             (14.2)            9.9
              --              --              --             --              --              14.2            --              --
----------------------------------------------------------------------------------------------------------------------------------
      $      400.0    $      313.7    $      250.5   $      274.3    $      267.3    $      153.8    $       32.9    $       93.4
==================================================================================================================================
      $      336.0    $      309.1    $      220.1   $      212.7    $      197.3    $      129.8    $       85.1    $      127.9
==================================================================================================================================
      $        5.31   $        4.14   $        3.26  $        3.59   $        3.59   $        2.08   $         .41   $        1.20
               4.46            4.12            2.85           2.76            2.62            1.74            1.19            1.62
                .240            .230            .220           .210            .200            .191            .172            .160

              72.0            71.6            71.8           71.6            69.3            60.7            65.4            72.3
              75.3            74.2            74.2           74.0            71.8            70.9            66.6            81.9
----------------------------------------------------------------------------------------------------------------------------------

QUANTITATIVE MARKET RISK DISCLOSURES
(not covered by report of independent accountants)



Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 1999, and the potential for near term losses from reasonably possible near term changes in market rates or prices.

OTHER THAN TRADING FINANCIAL INSTRUMENTS

Financial instruments subject to interest rate risk as of December 31, 1999 were:




   (millions)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                         MARKET VALUE
----------------------------------------------------------------------------------------------------------------------------------
                                                                -200 BPS     -100 BPS                     +100 BPS      +200 BPS
                                                                  CHANGE       CHANGE         ACTUAL        CHANGE        CHANGE

----------------------------------------------------------------------------------------------------------------------------------
   U.S. Government obligations                                 $     346.0   $     331.3  $      316.5  $      301.8  $      287.0
   State and local government obligations                          1,371.3       1,351.8       1,332.2       1,312.6       1,293.0
   Asset-backed securities                                         1,927.3       1,883.7       1,831.1       1,771.8       1,721.4
   Other debt securities                                           1,121.2       1,086.4       1,052.9       1,020.6         989.3
   Preferred stocks                                                  417.3         407.6         397.9         387.3         376.7
   Term trust certificates                                           234.8         232.5         230.2         227.9         225.6
   Short-term investments                                            229.5         229.3         229.0         228.8         228.6
----------------------------------------------------------------------------------------------------------------------------------
                                                               $   5,647.4   $   5,522.6  $    5,389.8  $    5,250.8  $    5,121.6
==================================================================================================================================


Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. Bonds and preferred stocks are individually priced to yield to the worst case scenario. State and local government obligations, including lease deals and super sinkers, are assumed to hold their prepayment patterns. Asset-backed securities are priced assuming deal specific prepayment scenarios, considering the deal structure, prepayment penalties, yield maintenance agreements and the underlying collateral. Over 89% of the preferred stocks have mechanisms that are expected to provide an opportunity to liquidate at par.

Financial instruments subject to equity market risk as of December 31, 1999 were:

   (millions)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             HYPOTHETICAL
                                                                                                            MARKET CHANGES
----------------------------------------------------------------------------------------------------------------------------------
                                                                                          MARKET
                                                                                           VALUE            +10%            -10%

----------------------------------------------------------------------------------------------------------------------------------
   Common stocks                                                                       $     987.7     $   1,079.7     $     898.8
----------------------------------------------------------------------------------------------------------------------------------


THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

The model represents the estimated value of the Company's common stock portfolio given a + (-) 10% change in the market, based on the common stock portfolio's weighted average beta of .89. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio's beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement. Betas are not available for all securities. In such cases, the change in market value reflects a direct + (-) 10% change; the number of securities without betas is less than 25%. The common stock portfolio includes stock index futures with a market value of $1.3 million. The model does not include term trust certificates, which comprised $230.2 million of the common stock portfolio at the end of 1999, as these securities are subject to interest rate risk rather than equity market risk.

Financial instruments subject to foreign currency risk as of December 31, 1999 were:


   (millions)

                                                                          MARKET        NOTIONAL    HYPOTHETICAL
                                                                           VALUE           VALUE     GAIN (LOSS)

----------------------------------------------------------------------------------------------------------------------
   Canadian fixed income investments                                   $      71.0           N/A       $       7.1
   Other foreign fixed income investments                                     11.8           N/A               1.2
   Foreign equity investments                                                 79.7           N/A               8.0
   Foreign currency forwards-liabilities                                       (.8)          (13.7)            (.1)
----------------------------------------------------------------------------------------------------------------------
                                                                       $     161.7           N/A       $      16.2
======================================================================================================================


  N/A = not applicable; notional value pertains only to derivative instruments

The foreign equity portfolio, which may include stock index futures, foreign currency forwards and foreign preferred stocks, is comprised of numerous currencies, none of which are individually material. Therefore, sensitivity results are presented by class of financial instrument. The model calculates a gain or loss in market value if the U.S. dollar depreciates by 10% to the respective currency. The model does not attempt to reflect the correlation of multiple currencies to changes in the U.S. dollar. At December 31, 1999, the Company did not have any cross currency exposures.


TRADING FINANCIAL INSTRUMENTS

At December 31, 1999, the Company had trading positions with a net market value of $50.2 million. During 1999, net activity in the trading portfolio was not material to the Company's financial position, cash flows or results of operations and exposure to loss from open trading positions was not material individually or in the aggregate.

ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSES (LAE) DEVELOPMENT
(not covered by report of independent accountants)


   (millions)
-----------------------------------------------------------------------------------------------------------------------------------
   For the years ended      1989   1990   1991    1992         1993      1994(3)    1995      1996      1997      1998       1999
      December 31,

-----------------------------------------------------------------------------------------------------------------------------------
   Loss and LAE
      reserves(1)        $ 748.6  $ 791.6  $ 861.5  $ 956.4  $1,012.4  $1,098.7   $1,314.4  $1,532.9  $1,867.5  $1,945.8   $2,200.2
   Re-estimated
      reserves as of:
     One year later        685.4    748.8    810.0    857.9     869.9   1,042.1    1,208.6   1,429.6   1,683.3   1,916.0
     Two years later       677.9    726.5    771.9    765.5     837.8     991.7    1,149.5   1,364.5   1,668.5
     Three years later     668.6    712.7    718.7    737.4     811.3     961.2    1,118.6   1,432.3
     Four years later      667.1    683.7    700.1    725.2     794.6     940.6    1,137.7
     Five years later      654.7    666.3    695.1    717.3     782.9     945.5
     Six years later       647.1    664.8    692.6    711.1     780.1
     Seven years later     645.7    664.5    688.2    709.2
     Eight years later     645.4    661.4    687.9
     Nine years later      641.9    660.4
     Ten years later       641.5
   Cumulative
      redundancy         $ 107.1  $ 131.2  $ 173.6  $ 247.2  $  232.3 $   153.2  $   176.7 $   100.6  $  199.0 $    29.8
   Percentage(2)            14.3     16.6     20.2     25.8      22.9      13.9       13.4       6.6      10.7       1.5
-----------------------------------------------------------------------------------------------------------------------------------

The chart represents the development of the property-casualty loss and LAE reserves for 1989 through 1998. The reserves are re-estimated based on experience as of the end of each succeeding year and are increased or decreased as more information becomes known about the frequency and severity of claims for individual years. The cumulative redundancy represents the aggregate change in the estimates over all prior years.

(1) Represents loss and LAE reserves net of reinsurance recoverables on unpaid losses at the balance sheet date.

(2)  Cumulative redundancy divided by loss and LAE reserves.

(3) In 1994, based on a review of its total loss reserves, the Company eliminated its $71.0 million "supplemental reserve."


DIRECT PREMIUMS WRITTEN BY STATE
(not covered by report of independent accountants)


   (millions)
----------------------------------------------------------------------------------------------------------------------------------
                            1999                  1998                  1997                  1996                  1995

----------------------------------------------------------------------------------------------------------------------------------
   Florida          $     895.6      14.2%   $  784.4     14.4%   $   663.0     13.7%   $   467.4     12.9%   $   421.9     13.7%
   New York               600.4       9.5       522.2      9.6        446.3      9.2        358.0      9.8        225.6      7.4
   Texas                  557.6       8.8       518.6      9.5        509.4     10.6        349.9      9.6        313.2     10.2
   Ohio                   528.1       8.4       447.7      8.2        404.3      8.4        340.8      9.4        284.1      9.3
   California             416.0       6.6       343.2      6.3        291.7      6.0        171.6      4.7        126.6      4.1
   Pennsylvania           322.3       5.1       292.3      5.4        248.3      5.1        201.3      5.5        184.9      6.0
   Georgia                301.9       4.8       277.8      5.1        261.9      5.4        212.1      5.8        155.1      5.1
   All other            2,683.4      42.6     2,265.1     41.5      2,000.3     41.6      1,537.3     42.3      1,357.5     44.2
----------------------------------------------------------------------------------------------------------------------------------
      Total         $   6,305.3     100.0%   $5,451.3    100.0%   $ 4,825.2    100.0%   $ 3,638.4    100.0%   $ 3,068.9    100.0%
==================================================================================================================================

DIRECTORS                                        CORPORATE OFFICERS
 Milton N. Allen(1),(2)                          Peter B. Lewis
 Director,                                       Chairman, President and
 various companies                               Chief Executive Officer

 B. Charles Ames(1)                              Charles B. Chokel
 Partner,                                        Chief Executive Officer -
 Clayton, Dubilier & Rice, Inc.                  Investments and
(investment banking)                             Capital Management

 James E. Bennett III(3)                         Glenn M. Renwick
 Senior Executive Vice President                 Chief Executive Officer -
 KeyCorp                                         Insurance Operations
(banking)
                                                 R. Steven Kestner
 Charles B. Chokel                               Secretary
 Chief Executive Officer -
 Investments and Capital                         W. Thomas Forrester
 Management                                      Treasurer

 Charles A. Davis(4)                             Jeffrey W. Basch
 President and                                   Vice President
 Chief Executive Officer
 Marsh & McLennan Capital, Inc.                  Janet A. Dolohanty
(investment banking)                             Vice President

 Stephen R. Hardis(2),(4)                        Thomas A. King
 Chairman of the Board and                       Vice President
 Chief Executive Officer
 Eaton Corporation
(manufacturing)

 Janet Hill(1)
 Vice President
 Alexander & Associates, Inc.
(management consulting)
 and President,
 Staubach Alexander Hill, LLC
(commercial real estate
 consulting)

 Peter B. Lewis(2),(4)
 Chairman of the Board,
 President and
 Chief Executive Officer

 Norman S. Matthews(3)
 Consultant,
 formerly President,
 Federated Department Stores, Inc.
(retailing)

 Glenn M. Renwick
 Chief Executive Officer -
 Insurance Operations

 Donald B. Shackelford(3)
 Chairman,
 Fifth Third Bank of Central Ohio
(commercial bank)

(1)  Audit  Committee member
(2)  Executive Committee member
(3)  Executive Compensation Committee member
(4)  Investment and Capital Committee member

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 21, 2000, at 10:00 a.m. There were 3,877 shareholders of record on December 31, 1999.

PRINCIPAL OFFICE
The principal office of the Progressive Corporation is at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143


TOLL-FREE TELEPHONE NUMBERS
For assistance after an accident or to report a claim, 24 hours a day, 7 days a week, call: 1-800-274-4499


To check rates available to you from Progressive and up to three other leading auto insurance companies, call: 1-800-AUTO-PRO(R)(1-800-288-6776) or visit: progressive.com


For 24 Hour Policy Service, call: 1-800-888-7764

COUNSEL
Baker & Hostetler LLP, Cleveland, Ohio

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

(C)2000 The Progressive Corporation

Design: Nesnadny + Schwartz, Cleveland + New York + Toronto
Artwork: All pieces are untitled.(C)1999 Gregory Crewdson
Printing: Fortran Printing, Cleveland Printed on Recycled Paper