Form 10-K, Exhibit 13
period 2000-12-31
PROGRESSIVE CORP/OH/
filed 2001-03-29
CIK 80661

                                                                      Exhibit 13

3500 BC                                 2000 AD


THE INVENTION OF                        THE PROGRESSIVE
THE WHEEL                               CORPORATION
                                        ANNUAL REPORT










WHAT
DO YOU
DAYDREAM
ABOUT?

CYCLES

In 1937, the Progressive insurance organization began business during a difficult but hopeful era. From the start, the Company has been innovators -- growing into new markets and pioneering new ways to meet consumers' needs. In 1956, Progressive Casualty Insurance Company was founded to be among the first specialty underwriters of nonstandard auto insurance. Today, The Progressive Corporation, which owns 76 subsidiaries and one mutual insurance company affiliate, provides all drivers throughout the United States with competitive rates and 24-hour, in-person and online services.

         As with any creative process, innovation and its results are often cyclical. This year's Annual Report chronicles a very trying year in the cycle of our company and the auto insurance industry. Progressive is often at the leading edge of cycles. We expect to emerge stronger from the challenges of 2000 and look forward to opportunities ahead.

         To illustrate this concept, we commissioned artist Greg Colson to explore the theme of cycles. Using simple charts and statistical measures, Colson's mixed media paintings probe our perceptions of the universe and provide a whimsical snapshot of human desire, vocation and avocation. Colson's work will become part of Progressive's growing collection of contemporary art.

2000 FINANCIAL HIGHLIGHTS

  (millions - except per share amounts)            2000               1999        % CHANGE
  -------------------------------------            ----               ----        --------
FOR THE YEAR
  Direct premiums written                       $ 6,402.1          $ 6,305.3           2%
  Net premiums written                            6,196.1            6,124.7           1
  Net premiums earned                             6,348.4            5,683.6          12
  Total revenues                                  6,771.0            6,124.2          11
  Operating income                                   55.4              266.7         (79)
  Net income                                         46.1              295.2         (84)
  Per share:(1)
   Operating income                                   .75               3.58         (79)
   Net income                                         .62               3.96         (84)
  Underwriting margin                                (4.4)%              1.7%


AT YEAR-END
  Consolidated shareholders' equity             $ 2,869.8          $ 2,752.8           4
  Common Shares outstanding                          73.5               73.1           1
  Book value per share                          $   39.04          $   37.66           4
  Market capitalization                         $ 7,616.8          $ 5,345.4          42
  Return on average shareholders' equity              1.7%              10.9%


                                                         1-YEAR
                                                         ------
STOCK PRICE APPRECIATION (DEPRECIATION)(2)
  Progressive                                            42.3%
  S&P 500                                                (9.1)%


----------
(1)      Presented on a diluted basis.
(2)      Assumes dividend reinvestment.

VISION, CORE VALUES AND OBJECTIVES

Communicating a clear picture of Progressive by stating what we try to achieve (Vision), what guides our behavior (Core Values), what our people expect to accomplish (Objectives), and how we evaluate performance (Measurements), permits all people associated with Progressive to understand their roles and enjoy their contributions.

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

RETURN ON SHAREHOLDERS' EQUITY Our goal is to achieve an after-tax return on shareholders' equity over a five-year period that is at least 15 percentage points greater than the rate of inflation (measured by the Consumer Price Index which was 3.4% in 2000, and averaged 2.5% over the past five years and 2.7% over the past ten years). If we believe we can earn such a profit, we will invest in business operations. If we do not believe we can earn such a profit, we will return underleveraged capital to our investors. We prefer share repurchases over dividends as a means of returning capital. As appropriate, we will substitute debt for equity in our capital structure to reduce our cost of capital. Our return on equity was 1.7% in 2000, and averaged 13.4% over the past five years and 16.3% over the past ten years.

PROFITABILITY Our business focus has evolved substantially during the '90s from a largely variable cost business with very short-term policy retention, to a set of businesses each at differing levels of maturity with unique underlying cost structures, customer mix, policy life expectancies and growth opportunities. The balance and discipline implicit in managing this increasingly complex business will be guided by Progressive's most important goal of producing an aggregate calendar year 4% underwriting profit. Overall, we had an underwriting loss of 4.4% in 2000, and an underwriting profit of 3.2% for the past five years and 4.1% for the past ten years. Estimated industry results for the personal auto insurance market for the same periods were underwriting losses of 8.7%, 2.9% and 2.5%.

GROWTH Progressive is a growth-oriented company and management incentives are tied to profitable growth. In 2000, we made the decision to report Personal Lines' results by channel -- Agent and Direct. This decision was made to give shareholders a more accurate picture of the business dynamics of each distribution method and their respective rates of growth. Aggregate expense ratios and aggregate growth rates disguise the true nature and performance of each business. As we considered the implications of the compounding effect of any single growth goal and the dispersion around individual segment and sub-segment growth rates, it became clear that the true goal is to grow as fast as possible constrained only by our profitability objective and our ability to provide high quality customer service.

The Agent channel net premiums written decreased 8% in 2000, while the Direct channel volume grew 35%. During the year, the Company shifted to writing more six-month policies, which distort the premium growth rates for the year. Policies in force, which may be a more accurate measure, decreased 7% in Agent Auto and increased 45% in Direct Auto. Total Personal Lines net premiums written decreased 1% in 2000, compared to an estimated 2.8% growth in the personal auto insurance market for the year.

ACHIEVEMENTS We are convinced that the best way to maximize shareholder value is to achieve these financial objectives consistently. A shareholder who purchased 100 shares of Progressive for $1,800 in our first public stock offering on April 15, 1971, owned 7,689 shares on December 31, 2000, with a market value of $796,800, for a 22.8% compounded annual return, compared to the 9.1% return achieved by investors in the Standard & Poor's 500 during the same period. In addition, the shareholder received dividends of $2,076 in 2000, bringing total dividends received to $22,341 since the shares were purchased.

         In the ten years since December 31, 1990, Progressive shareholders have realized compounded annual returns of 20.4%, compared to 17.4% for the S&P 500. In the five years since December 31, 1995, Progressive shareholders' returns were 16.5%, compared to 18.3% for the S&P 500. In 2000, the returns were 42.3% on Progressive shares and negative 9.1% for the S&P 500.

         Over the years, when we have had adequate capital and believe it is appropriate, we have repurchased our shares. Since 1971, we spent $632.1 million repurchasing our shares, at an average cost of $9.34 per share. During 2000, we repurchased 272,500 Common Shares in the open market at an average cost of $58.09 per share, excluding 28,554 Common Shares repurchased to offset obligations under various employee benefit plans.

LETTER TO SHAREHOLDERS

I feel a sweet sadness writing my 36th and last letter to shareholders as CEO. I will miss being a key person in the day-to-day work of Progressive's becoming a greater company. This valedictory letter covers the Company's 2000 results and prospects. It is written in the context of my thoughts about the reasons Progressive has produced extraordinary results for more than three decades and why pursuing the same fundamentals will support Progressive continuing to perform excellently in the process of becoming United States consumers' #1 choice for auto insurance.

         The bedrock of Progressive's success is its Core Values, its Vision of reducing the human trauma and economic costs of auto accidents and the challenging Financial Objectives against which we evaluate performance. The Vision, Values and Objectives provide the clarity that lets excellent people perform well. The Vision affirms our benefit to society and drives our single-minded focus on U.S. auto insurance buyers. The Values guide behavior. The demanding Objectives attract the special people who enjoy working hard, performing well, being rewarded competitively and growing constantly.

INSURANCE OPERATIONS

         Regrettably, my last year as CEO produced unacceptable results. The 2000 combined ratio missed Progressive's four percent underwriting profit objective by 8.4 points. This goal permeates our culture and its achievement is required for senior operating managers to earn target bonuses. We also missed our goal of growing premium volume at 15 percentage points greater than the rate of inflation. Rate increases in late 1999 and throughout 2000 made Progressive less competitive, resulting in one percent premium volume growth. This letter identifies the causes of 2000's disappointing performance and what was accomplished during 2000 so that 2001 results can be better.

         I am proud of and comfortable with how I was succeeded. After 35 years as CEO, passing age 65, being partially disabled and enjoying my good life outside Progressive, I was ready to shed the furious pace, complex responsibilities and agonizing people decisions required of a great CEO. Led by me, the Board conducted a thoughtful, thorough and deliberate three-year process that resulted in Glenn Renwick officially becoming CEO of The Progressive Corporation on January 1, 2001. Glenn has broad, successful experience in most areas of Progressive's operations. He was ready when he effectively became CEO at the start of 2000 and has flourished through 2000's "baptism in the fire." I remain involved as "coach and cheerleader," am in close touch with Glenn and other managers, and am working to be an effective Chairman of an effective Board of Directors.

         Although each year's results are very important, the vagaries of capital flows, natural disasters, competitive pressures and accounting estimates make it more reasonable to evaluate achievement over consecutive five-year periods. For the five years ending December 31, 2000, our average underwriting profit margin was 3.2 percent and our average annual growth rate was 16 percent. In 1999, Progressive became the #4 U.S. private passenger auto insurer based on volume, by understanding the fundamentals and having the will and discipline to stick with them. Our competition has changed as we have grown, and is tougher now than ever. I believe that following these proven concepts may lead to meeting our targets over the next five years.

         Progressive knows about auto insurance cyclicality. After periods of okay profit margins, competitors begin to price more for market share than for underwriting profit. This starts a downward cycle, which often is amplified by costs escalating faster than expected, and/or regulators inhibiting rate increases, and/or high interest rates prompting careless underwriting, and/or mistakes in rate making. Progressive does not intentionally price for market share, and reacts fast when the other factors come into play. That is why we grow less during unprofitable parts of the cycle, like during 2000.

         Progressive people's creativity, a rapidly changing business milieu and the value we attribute to continuous improvement drives constant innovation and change, not always in the right direction. I attribute 2000's results less to the cycle than to sub-optimal organizational and tactical decisions led or made by me prior to 2000. As CEO-Insurance Operations during 2000, Glenn Renwick accomplished an enormous amount to remedy these problems, to develop new capabilities and to ready Progressive for a positive surge. The changes conceived by Glenn and his leadership team greatly improve Progressive's future prospects. Fast, decisive actions were required when profit margins deteriorated in late 1999 and Glenn led us to take them!

         Progressive believes in being unusually open and values people who look for and disclose problems, and seek help to get them fixed. This constant search for shortfall, combined with measuring almost everything, keeps us working on problems, many of which were identified in my 1999 shareholders' letter. We described the same issues in more detail in early 2000, at the first of what we plan to be annual March meetings with security analysts and investors. I am pleased to report the progress we have made against each of those changes.

Progressive's alternative to making a proper underwriting profit is not to do business. Progressive's people understand that it is absolutely necessary always to charge enough to earn our target returns and to raise rates immediately when experience suggests the need. Ratemaking is subject to error. Our rates became inadequate due to unanticipated increases in personal injury protection and physical damage claim costs, because we changed profit objectives, and because claim handling deteriorated.

         In 2000, we returned to our historical 4 percent annual profit objective, increased rates fast, began improving claim handling and studied how better to anticipate loss trend changes. Increasing rates before competitors do slows growth and causes our competitors to grow faster. While not growing, we fix the processing problems that always arise during previous periods of fast growth and change. Some competitors grow faster while both their underwriting results and customer service deteriorate. Then competitors finally raise rates and restrict acceptances to stem their losses. When this has happened, because Progressive's rates had been adequate and our operations were running smoothly, we grew, usually quite profitably. We will soon learn whether this long-time dynamic still operates.

         In 1998, we changed the basis for employee Gainsharing from 4 percent annual profit margin to a 4 percent profit margin over the life of the policy. This was based on an assumption, which turned out to be wrong, that we could accurately calculate the future profits to be realized on policies written currently. Upon understanding our mistake, we reverted to the annual profit standard for 2000 and beyond. The Gainsharing payout declined from $55.6 million for 1999 to $8.3 million for 2000. We made mistakes in product design that were mostly corrected. In 1999, 35 percent of our policies were written for a semiannual term. Now 80 percent of policies are being written for a six-month term, which speeds by six months the effect of rate changes.

Progressive regularly reorganizes to adapt to new circumstances, which energizes and challenges its people. Through the 1980s and 1990s, we managed growth by a series of subdivisions into smaller geographic units each managed by a General Manager (GM) who was responsible for profit and growth in his/her area. By 1999, we had subdivided into 39 such units, with the new GMs' first objective being to apply their creativity and energy to improve claim service and lower claim costs in their communities -- yet many absorbed themselves in marketing activities. That structure dissipated pricing talent and ineffectively matched corporate pricing strategy to local market and regulatory conditions. In April 2000, Glenn reorganized again -- this time functionally, with separate managers and objectives for marketing agent-produced business and telephone/Internet-related business.

         Progressive's people are the reason for Progressive's superior performance and exciting prospects. Retaining people was difficult in 2000, as our folks were faced with disappointing results, minimal or no Gainsharing and a vibrant employment market. Employee turnover predictably escalated from 18.4 percent in 1999 to 22.4 percent in 2000. Some of the increase was due to Company-initiated departures after the claim diagnostic review and the reorganization.

         Progressive's leaders understand profoundly that claim service is the principal service we deliver. The reorganization made Claims a separate department, with the head of Claims reporting to Glenn. The claims head and a team of 15 people, six of whom are regional General Managers covering the U.S., implement strategies they develop as a team. These 16 folks have an average of 16 years of Progressive experience, mostly in claims, with some great successes as GMs. This organization eliminates roadblocks to decision making and standard setting.

The new claim management team's first step was self-critically to examine our own claim handling from the customers' viewpoint. We learned that concentrating on delivering fast claim service had led us to divide tasks and involve too many people in each claim, diminishing our customers' experience and increasing total cost. Speed is but one essential factor in a well-handled claim. Future customer interactions will be more personal and caring with corresponding improvements in speed of final resolution and payment accuracy. Our claim handlers will be more helpers and less investigators/negotiators.

         A number of valuable changes are already in place as a byproduct of this claim review, including a new claim file-by-claim file quality calibration process that lets us better evaluate individual claim handlers and overall claim handling. We moved experienced claim managers from largely administrative duties to working with their people on day-to-day file handling. We are testing an array of techniques to bring us closer yet to our customers and will further differentiate our claim service so that it becomes an even more recognized and important part of our continuously developing brand.

         Concern that loss reserves might have become deficient was another 2000 problem. Achieving "accurate" reserves is like balancing a scale where what's being weighed continuously changes and exact balance (exactly accurate reserves) is elusive and accuracy is ephemeral. Progressive's reserving philosophy is never to be inadequate. Historically, we set reserves near the high end of the reasonable range of reserves to ensure we didn't slip below balance. Our attempts through the '90s to reduce reserve redundancy put us disconcertingly close to or even under balance and shook manager confidence. In 2000, we applied more energy to studying reserves and we increased them. We will soon publish the first detailed analysis of our own loss reserves since 1995, in order to help those who follow Progressive to better understand and critique our thinking, process and detailed reserve segments.

Other important accomplishments resulted from our constant effort to improve. Glenn and his team focused early on expense management, achieving reductions for the Agency group whose expenses were down to 18.8 percent of premiums earned from 20.7 percent last year. This was due in part to an increase in percentage of renewals, the reduced Gainsharing payout and no longer charging brand advertising to the Agency business. The Direct business expense ratio was reduced to 29.6 percent from 38.5 percent by more expertly buying advertising and an increase in the percentage of renewal policies. We changed focus from brand building and internal process orientation to making it easier and more comfortable for customers to be with us. As part of a concerted 2001 effort to increase renewal persistency, Glenn articulated a standard for handling every aspect of every customer experience -- "Virtually Perfect." We will move inexorably toward that standard.

         Progressive's long-time intense focus on changing U.S. auto insurance to make it easier and less costly for consumers led us to Immediate Response(R) claims service, 24/7 in-person delivery of all Progressive services, free comparative rates, distributing all ways consumers want to buy, the first Internet "buy button" and more. Our open, flexible, creative approach to the business continued in 2000 and more firsts, including making progressive.com the first auto insurance site available on Web-enabled cellular phones, promising tests of new ways to handle physical damage losses and confidence-building progress in our Internet-related business. We received the Gomez award for the No. 1 online insurance carrier for the last three consecutive quarters in 2000 and continued volume increases causing Internet business to be 15 percent of Direct business net premiums written, up from 7 percent in 1999, and to be 3 percent of total Company volume, up from 1 percent in 1999.

CAPITAL MANAGEMENT AND INVESTING

Although investment returns are an important part of our operations, any premium in Progressive's stock price depends on continuing profitable growth in the auto insurance business. This is the reason previous shareholder letters have dealt more with operations than with capital and investing. This will be my first and final discourse on why Progressive manages capital and invests as it does.

         Our primary objective of capital and investment management is always to have sufficient capital to support all the insurance we can profitably underwrite. Other objectives include financing growth internally and maintaining a senior debt rating of at least A. The fundamental drivers are the same as in operations -- Core Values, high standards and excellent people paid well for achieving challenging objectives. Capital and investment management objectives, processes and controls have evolved based on experience garnered from over 35 years of trying hard to do both well. Managing these functions requires the ability to attract the best people, to decide what to do about conflicting objectives, to communicate unfamiliar and complex ideas, and to make major decisions quickly.

CAPITAL MANAGEMENT Capital Management Policy is established by the CEO, CFO and Chairman. By producing a proper underwriting profit, growing premium volume at the targeted rate and managing capital aggressively but prudently, we have posted a return on equity that met our goal of exceeding the inflation rate by 15 percentage points in 18 of the past 25 years.

         Auto insurance customers pay in advance so a profitable, growing company could theoretically operate with no capital, by paying yesterday's bills with today's premium receipts. Because insurance companies hold customers' money against a promise to deliver future service and indemnity and are not always profitable, sensible regulation requires companies to have "adequate" capital, generally defined by the National Association of Insurance Commissioners (NAIC). Our desire to fall within NAIC parameters establishes Progressive's minimum capital level.

         We want to have more than the minimum capital to support excellent debt, claim paying and A.M. Best ratings, to fund dramatic growth if it comes, to deal with catastrophic losses and unforeseen surprises, and to be able to take advantage of unforeseen opportunities. Being conservative assures capital adequacy. The questions are how much capital is required for these purposes, how much excess do we have and what do we do about it?

         Progressive is special because our objectives are tough to achieve, particularly all of them every year. We discipline our use of capital by requiring ourselves to produce an excellent return on it. To become U.S. consumers' #1 choice for auto insurance, we expect to expand market share and volume for the foreseeable future, in part because we are not distracted by any other business and in part because we will continue to spend millions each year for the systems, training and facilities required to achieve and manage such growth. These "investments" in business capacity are funded from current operations, not from capital. Currently, we see no attractive alternatives, including acquisition, to deploy excess capital.

         Progressive's 2000 return on equity was 1.7 percent, compared to 10.9 percent in 1999 and 16.7 percent under the objective, because we produced too little profit on too much capital. We are working hard on addressing the "too little profit" issue. Repurchasing our shares is our strong preference for reducing capital. In 2000, we repurchased 272,500 shares at an average price of $58.09, compared to no open market purchases in 1999. In 2001, we will repurchase shares when our capital position, view of the future and the stock's price make it attractive to do so. In December, we paid off $300 million of 10 percent and 10.125 percent maturing debt. At December 31, our ratio of debt to total debt plus equity was 20.7 percent.

         INVESTING Progressive's investment objectives, beyond having sufficient capital, include maximizing total investment return, managing to predetermined risk levels and maintaining adequate liquidity. Although responsible for managing Progressive's assets since they were less than $10 million, I concentrated on insurance operations and didn't develop the skills to be a competent, confident buyer and seller of financial assets. Instead, we hired investment specialists, either employees or fee/incentive-paid outside managers, whose recommendations and reasoning were debated by a committee of specialized "experts," directors and senior managers who spent too much time coming to sub-optimal consensus decisions.

         The lessons we learned from this experience follow and are implicit in how we manage investing today.

- Excellent investment professionals are unusually intelligent, articulate, confident and persuasive. We organize and operate in ways that attract people with those qualities.

- Our way is but one of many "right ways" to invest. We stay open to considering new and different approaches.

- Progressive's culture requires carefully researched and well-rationalized investing that is understood by interested operating people. Intuitive esoteric investing is not possible for us.

- Asset allocation is the biggest investment decision. We seek and consider input from senior managers and Directors before making it.

- Occasionally, extraordinary investors produce consistently superior results. These investors usually invest mostly for themselves, and the results are difficult, if not impossible, to replicate. We take big risks in our operating business, but not in our investment business. Our objective is to achieve market returns on the high-grade, short duration, fixed-income debt securities that comprise 85% of our assets as well as on equities and other investments.

- Business, investing and capital strategies are inextricable, mutually informing and driven by change. We review, re-evaluate and revise these strategies as circumstances dictate.

- Regulation, risk appetite and operating need make fixed-income securities our major investment vehicle. Most of Progressive's investment time and talent is devoted to such instruments.

- Asset values seem to plummet at the least comfortable times. We don't assume different asset classes will necessarily move in different directions, and we carefully consider "worst case" outcomes.

- Progressive is not great at buying, nor interested in operating, businesses that do not directly support its strategy.

         The Board's investment committee approves asset allocation ranges, investment objectives, risk parameters and an evolving list of investing constraints. Progressive employs portfolio managers who manage the fixed-income securities in a process that prompts them to move assets from weakening to strengthening bond categories. For the equity securities, 57.6 percent are managed internally, with the remainder primarily indexed to the Russell 3000 by an outside manager.

         In 2000, Progressive earned an 8.6 percent total return on its portfolio. The fixed-income return was 11.1 percent for the year. We benefited from a timely lengthening of duration in mid-year. At December 31, our fixed-income portfolio duration was 3.5 years and our average credit quality was AA-. In 2000, the internally managed equity return was 1.1 percent, in line with results achieved by value oriented active equity managers. All other risk assets, which include high yield and distressed debt, private equities and warrants, and mezzanine investments, comprise 2 percent of total invested assets and had a total return of negative 7.8 percent.

REVELATION AND THANKS

My perspective results from 35 years of on-the-job CEO training at Progressive, throughout which I felt unsure and unqualified to deal with the constant, unpredictable issues raised by continuous fast growth and change. I relied on trial and error and often was wrong. We prospered because I searched for, acknowledged and fixed (or ended) mistakes, and worked hard to nurture a few good decisions into profitable growth. Progressive benefits from a culture that makes acknowledging one's own shortfall a positive learning experience.

         Thanks to every person who ever contributed energy and intelligence to Progressive. Neither the Company nor I would be where we are without you. Thanks to the 19,490 men and women who will take Progressive into 2001 and beyond for your contributions in 2000. We deeply appreciate the nearly 8 million customers we are privileged to serve. Thanks for your business. Thanks to the agents in the more than 30,000 Independent Insurance Agencies who did business with Progressive in 2000. Thanks to our shareholders for their confidence.

         I honor the people who founded Progressive and got it started -- my dad, Joe Lewis, founder and first CEO; Jack Green, co-founder and second CEO; my grandmother, Irma Rosenfeld who put up the first capital; my mom, Helen Rosenfeld Lewis Bialosky, who, in 1965, financed the two of us when we acquired control of Progressive and my brother, Dan Lewis, who has served superbly in a variety of senior Progressive roles over the past 14 years.

         Progressive's pace and aspirations demand boundless energy, commitment and hard work. In my new role, I have the unique opportunity to continue to influence Progressive as it approaches a future which I believe will be even greater than its illustrious past. This is my last letter as CEO, but it's not good-bye. Take care of yourselves. Be well and happy.





Joy Love and Peace
/s/ Peter B. Lewis

Peter B. Lewis
Chairman of the Board

Financial Review 2000









Consolidated Financial Statements 26             Management's Discussion and Analysis 42

Quarterly Financial and Common Share Data 47     Ten Year Summaries 48                       Quantitative Market Risk Disclosures 52

Analysis of Loss and LAE Development 54          Direct Premiums Written by State 55

Consolidated Statements of Income

                                                      (millions - except per share amounts)

For the years ended December 31,                 2000              1999             1998
--------------------------------                 ----              ----             ----
NET PREMIUMS WRITTEN                          $ 6,196.1         $ 6,124.7        $ 5,299.7
                                              =========         =========        =========

REVENUES
  Premiums earned                             $ 6,348.4         $ 5,683.6        $ 4,948.0
  Investment income                               385.2             340.7            294.8
  Net realized gains on security sales             16.9              47.2             11.4
  Service revenues                                 20.5              47.5             38.2
  Other income(1)                                    --               5.2               --
                                              ---------         ---------        ---------
   Total revenues                               6,771.0           6,124.2          5,292.4
                                              ---------         ---------        ---------
EXPENSES
  Losses and loss adjustment expenses           5,279.4           4,256.4          3,376.3
  Policy acquisition costs                        788.0             745.0            659.9
  Other underwriting expenses                     559.3             583.8            495.8
  Investment expenses                               9.1               9.5              7.4
  Service expenses                                 21.4              40.9             30.8
  Interest expense                                 77.8              76.4             61.1
  Non-recurring item(2)                             4.2                --               --
                                              ---------         ---------        ---------
   Total expenses                               6,739.2           5,712.0          4,631.3
                                              ---------         ---------        ---------
NET INCOME
  Income before income taxes                       31.8             412.2            661.1
  Provision (benefit) for income taxes            (14.3)            117.0            204.4
                                              ---------         ---------        ---------
  Net income                                  $    46.1         $   295.2        $   456.7
                                              =========         =========        =========
COMPUTATION OF EARNINGS PER SHARE
  Basic:
  Average shares outstanding                       73.2              72.9             72.5
                                              =========         =========        =========
      Per share                               $     .63         $    4.05        $    6.30
                                              =========         =========        =========
  Diluted:
  Average shares outstanding                       73.2              72.9             72.5
  Net effect of dilutive stock options              1.1               1.7              2.2
                                              ---------         ---------        ---------
   Total equivalent shares                         74.3              74.6             74.7
                                              =========         =========        =========
      Per share                               $     .62         $    3.96        $    6.11
                                              =========         =========        =========

(1)      See Note 12 - Related Party Transaction for discussion.

(2) Represents the realization of the foreign currency translation loss associated with the substantial liquidation of the Company's foreign subsidiary.


 See notes to consolidated financial statements.


26                                  The Progressive Corporation and Subsidiaries

Consolidated Balance Sheets



                                                                                                          (millions)

December 31,                                                                               2000              1999
------------                                                                               ----              ----
ASSETS
  Investments:
   Available-for-sale:
     Fixed maturities, at market (amortized cost: $4,741.9 and $4,650.9)                $ 4,784.1         $ 4,532.7
     Equity securities, at market:
      Preferred stocks (cost: $806.3 and $425.4)                                            813.7             422.4
      Common stocks (cost: $1,141.3 and $1,127.8)                                         1,198.7           1,243.6
   Short-term investments, at amortized cost (market: $186.8 and $229.0)                    186.8             229.0
                                                                                        ---------         ---------
      Total investments                                                                   6,983.3           6,427.7
  Cash                                                                                        8.9              14.2
  Accrued investment income                                                                  64.2              54.0
  Premiums receivable, net of allowance for doubtful accounts of $42.0 and $42.9          1,567.0           1,760.8
  Reinsurance recoverables                                                                  237.7             254.7
  Prepaid reinsurance premiums                                                               95.7              88.3
  Deferred acquisition costs                                                                309.9             343.4
  Income taxes                                                                              241.1             273.7
  Property and equipment, net of accumulated depreciation of $315.5 and $243.8              504.5             447.7
  Other assets                                                                               39.3              40.2
                                                                                        ---------         ---------
      Total assets                                                                      $10,051.6         $ 9,704.7
                                                                                        =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Unearned premiums                                                                     $ 2,636.5         $ 2,781.4
  Loss and loss adjustment expense reserves                                               2,986.4           2,416.2
  Accounts payable, accrued expenses and other liabilities                                  810.1             705.7
  Debt                                                                                      748.8           1,048.6
                                                                                        ---------         ---------
      Total liabilities                                                                   7,181.8           6,951.9
                                                                                        ---------         ---------
  Shareholders' equity:
   Common Shares, $1.00 par value (authorized 300.0, issued 83.1,
      including treasury shares of 9.6 and 10.0)                                             73.5              73.1
   Paid-in capital                                                                          511.2             481.6
   Accumulated other comprehensive income:
     Net unrealized appreciation (depreciation) on investment securities                     69.5              (3.4)
     Other                                                                                   (4.8)             (9.0)
   Retained earnings                                                                      2,220.4           2,210.5
                                                                                        ---------         ---------
      Total shareholders' equity                                                          2,869.8           2,752.8
                                                                                        ---------         ---------
        Total liabilities and shareholders' equity                                      $10,051.6         $ 9,704.7
                                                                                        =========         =========

See notes to consolidated financial statements.


The Progressive Corporation and Subsidiaries                                  27

Consolidated Statements of Changes in Shareholders' Equity


                                                                               (millions - except per share amounts)

For the years ended December 31,                      2000                    1999                     1998
--------------------------------                      ----                    ----                     ----
RETAINED EARNINGS
  Balance, Beginning of year                   $2,210.5              $1,932.6                 $1,534.8
   Net income                                      46.1   $  46.1       295.2      $ 295.2       456.7      $ 456.7
                                                          -------                  -------                  -------
   Cash dividends on Common Shares
      ($.27, $.26  and $.25 per share)            (19.8)                (19.0)                   (18.1)
   Treasury shares purchased                      (15.5)                  (.6)                   (39.8)
   Other, net                                       (.9)                  2.3                     (1.0)
                                               --------              --------                 --------
  Balance, End of year                         $2,220.4              $2,210.5                 $1,932.6
                                               --------              --------                 --------


ACCUMULATED OTHER COMPREHENSIVE
  INCOME (LOSS), NET OF TAX
  Balance, Beginning of year                   $  (12.4)             $  103.7                 $  116.0
     Change in unrealized                                    72.9                   (116.7)                    (9.0)
       appreciation (depreciation)
     Other                                                    4.2                       .6                     (3.3)
                                                          -------                  -------                  -------
   Other comprehensive income (loss)               77.1      77.1      (116.1)      (116.1)      (12.3)       (12.3)
                                               --------   -------    --------      -------    --------      -------
  Balance, End of year                         $   64.7              $  (12.4)                $  103.7
                                               --------   -------    --------      -------    --------      -------
COMPREHENSIVE INCOME                                      $ 123.2                  $ 179.1                  $ 444.4
                                                          =======                  =======                  =======


COMMON SHARES, $1.00 PAR VALUE
  Balance, Beginning of year                   $   73.1              $   72.5                 $   72.3
   Stock options exercised                           .7                    .6                       .6
   Treasury shares purchased                        (.3)                   --                      (.4)
                                               --------              --------                 --------
  Balance, End of year                         $   73.5              $   73.1                 $   72.5
                                               --------              --------                 --------

PAID-IN CAPITAL
  Balance, Beginning of year                   $  481.6              $  448.3                 $  412.8
   Stock options exercised                         17.9                  12.0                     10.9
   Tax benefits on stock
     options exercised                             11.3                  20.4                     25.6
   Treasury shares purchased                       (2.0)                   --                     (2.4)
   Other                                            2.4                    .9                      1.4
                                               --------              --------                 --------
  Balance, End of year                         $  511.2              $  481.6                 $  448.3
                                               --------              --------                 --------

TOTAL SHAREHOLDERS' EQUITY                     $2,869.8              $2,752.8                 $2,557.1
                                               ========              ========                 ========

There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.


See notes to consolidated financial statements.


28                                  The Progressive Corporation and Subsidiaries

Consolidated Statements of Cash Flows

                                                                                                                 (millions)
For the years ended December 31,                                            2000                 1999                 1998
--------------------------------                                            ----                 ----                 ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                             $   46.1             $  295.2             $  456.7
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                                             77.6                 71.8                 56.1
   Net realized gains on security sales                                     (16.9)               (47.2)               (11.4)
   Gain on sale of property and equipment                                      --                 (5.2)                  --
   Realized foreign currency translation loss                                 4.2                   --                   --
   Changes in:
     Unearned premiums                                                     (144.9)               451.7                349.6
     Loss and loss adjustment expense reserves                              570.2                231.2                 42.0
     Accounts payable, accrued expenses and other liabilities                40.1                106.7                 71.1
     Prepaid reinsurance premiums                                            (7.4)               (10.6)                 2.1
     Reinsurance recoverables                                                17.0                 26.3                 36.5
     Premiums receivable                                                    193.8               (304.6)              (295.4)
     Deferred acquisition costs                                              33.5                (44.3)               (39.5)
     Income taxes                                                            (6.9)               (17.8)               (71.3)
     Tax benefits from exercise of stock options                             11.3                 20.4                 25.6
     Other, net                                                               4.7                 21.0                 20.1
                                                                         --------             --------             --------
      Net cash provided by operating activities                             822.4                794.6                642.2
                                                                         --------             --------             --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases:
   Available-for-sale: fixed maturities                                  (5,259.2)            (6,076.7)            (3,998.8)
                       equity securities                                 (1,227.2)            (1,094.7)              (942.9)
  Sales:
   Available-for-sale: fixed maturities                                   4,728.3              5,182.5              3,210.2
                       equity securities                                    837.5                480.0                774.3
  Maturities, paydowns, calls and other:
   Available-for-sale: fixed maturities                                     406.7                361.4                419.9
                       equity securities                                     27.0                 26.6                126.0
  Net (purchases) sales of short-term investments                            42.2                221.0                (32.5)
 (Receivable) payable on securities                                          64.3                (19.1)                18.9
  Purchases of property and equipment                                      (130.3)              (147.5)              (174.2)
  Sale of property and equipment                                               --                 12.1                   --
  Purchase of subsidiaries, net of cash acquired                               --                 (9.9)                  --
                                                                         --------             --------             --------
      Net cash used in investing activities                                (510.7)            (1,064.3)              (599.1)
                                                                         --------             --------             --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of stock options                                    18.6                 12.6                 11.5
  Proceeds from debt                                                           --                301.4                   --
  Payments of debt                                                         (300.4)               (30.0)                  --
  Dividends paid to shareholders                                            (19.8)               (19.0)               (18.1)
  Acquisition of treasury shares                                            (17.8)                 (.6)               (42.6)
  Other, net                                                                  2.4                   .9                  1.4
                                                                         --------             --------             --------
      Net cash provided by (used in) financing activities                  (317.0)               265.3                (47.8)
                                                                         --------             --------             --------
  Decrease in cash                                                           (5.3)                (4.4)                (4.7)
  Cash, Beginning of year                                                    14.2                 18.6                 23.3
                                                                         --------             --------             --------
  Cash, End of year                                                      $    8.9             $   14.2             $   18.6
                                                                         ========             ========             ========

See notes to consolidated financial statements.


The Progressive Corporation and Subsidiaries                                  29

Notes to Consolidated Financial Statements


December 31, 2000, 1999 and 1998


1 REPORTING AND ACCOUNTING POLICIES

NATURE OF OPERATIONS The Progressive Corporation, an insurance holding company formed in 1965, owns 76 subsidiaries and has one mutual insurance company affiliate. The companies provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States.

BASIS OF CONSOLIDATION AND REPORTING The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries and affiliate (the Company). All of the subsidiaries and the affiliate are wholly owned or controlled. All intercompany accounts and transactions are eliminated in consolidation.

ESTIMATES The Company is required to make estimates and assumptions when preparing its financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (GAAP). Actual results could differ from those estimates.

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

         Available-for-sale: equity securities include common stocks and nonredeemable preferred stocks and are reported at quoted market values. Changes in the market values of these securities, net of deferred income taxes, are reflected as unrealized appreciation or depreciation in accumulated other comprehensive income. Changes in value of foreign equities due to foreign currency exchange are limited by foreign currency hedges; unhedged amounts are not material and changes in value are recognized in income in the current period. There were no foreign currency hedges outstanding at December 31, 2000.

         Trading securities are securities bought principally for the purpose of sale in the near term and are reported at market value in the available-for-sale portfolio. Changes in market value are recognized in income in the current period. During the year, the net activity in trading securities was not material to the Company's financial position or cash flows; the effect on results of operations is separately disclosed in Note 2 - Investments.

         Derivative instruments, as defined by Statement of Financial Accounting Standards (SFAS) 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments," include futures, options, short positions, forward positions, foreign currency forwards and interest rate swap agreements. Derivative instruments held or issued for purposes other than trading include derivative positions used for risk management purposes and hedge positions. Derivative positions used for risk management are evaluated as to their effectiveness to modify the Company's risk characteristics and enhance the yields of the available-for-sale portfolios. Hedges are evaluated on established criteria to determine the effectiveness of their correlation and ability to reduce risk of specific securities or transactions. Those instruments held or issued for risk management purposes are carried at market value in the appropriate available-for-sale portfolio based on the nature of the derivative instrument; changes in value of futures, options, foreign currency forwards and short positions are recorded to income in the current period, and changes in the value of forward positions and interest rate swaps are reflected in other comprehensive income as unrealized appreciation or depreciation, net of deferred income taxes. At disposition, changes in value of forward positions and interest rate swap agreements are recognized in income as "net realized gains or losses on security sales." Those instruments entered into for the purpose of hedging are carried at market value; changes in value follow the recognition of the asset being hedged. Gains or losses on closed hedge positions are recorded as basis adjustments to the cost of the assets hedged and amortized over their expected life. Unamortized amounts are recognized in income at the disposition of the assets hedged. Gains and losses on instruments entered into for the purpose of hedging anticipated transactions are deferred and amortized over the life of the hedged transaction, beginning at the inception of the transaction. Gains and losses on foreign currency hedges offset the foreign exchange gains and losses on the foreign equity portfolio. The net hedged gain or loss is not material and is recognized into income in the current period. Hedges that no longer qualify for hedge accounting due to lack of correlation are reclassified to derivative instruments held or issued for purposes other than trading and used for risk management purposes. Those instruments held or issued for trading purposes are carried at market value and include derivatives held or issued for the specific purpose of generating profits and all other derivatives not meeting the criteria for derivatives held or issued for other than trading purposes; changes in value are recorded to income in the current period. During the year, the net activity in derivative instruments held or issued for trading purposes was not material to the Company's financial position, cash flows or results of operations; gains or losses during the year were reported in the available-for-sale portfolio. See Note 2 - Investments for further discussion.

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


30                                  The Progressive Corporation and Subsidiaries

Realized gains and losses on sales of securities are computed based on the first-in first-out method and include write downs on available-for-sale securities considered to have other than temporary declines in market value.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets using accelerated methods for computers and straight line for all other fixed assets. The useful lives range from 3 to 4 years for computers, 10 to 40 years for buildings and improvements, and 5 to 6 years for all other property and equipment. Property and equipment includes software capitalized for internal use. At December 31, 2000 and 1999, land and buildings comprised 71% and 66%, respectively, of total property and equipment.

         As of December 31, 2000, the Company had contractual commitments related to the Company's construction project in Mayfield Village, Ohio totalling $124.1 million, of which $114.2 million had been paid through 2000. Total interest capitalized was $3.3 million, $3.4 million and $3.5 million in 2000, 1999 and 1998, respectively, relating to both the Company's construction projects and capitalized computer software costs.

INSURANCE PREMIUMS AND RECEIVABLES Insurance premiums written are earned primarily on a pro rata basis over the period of risk. The Company provides insurance and related services to individuals, lenders and small commercial accounts throughout the United States, and offers a variety of payment plans to meet individual customer needs. Generally, premiums are collected in advance of providing risk coverage, minimizing the Company's exposure to credit risk.

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

REINSURANCE The Company's reinsurance transactions include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures - CAIP), for which the Company retains no indemnity risk (see Note 14 - Reinsurance for further discussion). The remaining reinsurance arises from the Company seeking to reduce its loss exposure in its auto and non-auto programs and its strategic alliance relationships. Prepaid reinsurance premiums are recognized on a pro rata basis over the period of risk.

EARNINGS PER SHARE Basic earnings per share are computed using the weighted average number of Common Shares outstanding. Diluted earnings per share include common stock equivalents, such as stock options, assumed outstanding during the period.

DEFERRED ACQUISITION COSTS Deferred acquisition costs include commissions, premium taxes and other variable costs incurred in connection with writing business. These costs are deferred and amortized over the period in which the related premiums are earned. The Company considers anticipated investment income in determining the recoverability of these costs. Based on current indications, management believes that these costs will be fully recoverable in the near term. The Company does not defer advertising costs.

SERVICE REVENUES AND EXPENSES Service revenues consist primarily of fees generated from processing business for involuntary plans and are earned on a pro rata basis over the term of the related policies; acquisition expenses are deferred and amortized over the period in which the related revenues are earned.

SUPPLEMENTAL CASH FLOW INFORMATION Cash includes only bank demand deposits. The Company paid income taxes of $13.8 million, $116.5 million and $235.9 million in 2000, 1999 and 1998, respectively. Total interest paid was $81.6 million for 2000, $72.4 million for 1999 and $63.8 million for 1998.

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

NEW ACCOUNTING STANDARDS In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, both of which standardize the accounting for derivative instruments and require that all derivatives be recognized at fair value on the balance sheet. Changes in fair value are recorded in current period earnings or in other comprehensive income if the derivative transaction is a qualified cash flow hedge. The statement is effective for fiscal years beginning after June 15, 2000. The Company estimates that the net effect of all derivative transactions would not have been significant at December 31, 2000. The Company does not engage in significant hedging activities.

RECLASSIFICATIONS Certain amounts in the financial statements for prior periods were classified to conform with the 2000 presentation

2 INVESTMENTS

The composition of the investment portfolio at December 31 was:

                                                                          GROSS               GROSS
                                                                     UNREALIZED          UNREALIZED               MARKET
  (millions)                                           COST               GAINS              LOSSES                VALUE
  ----------                                           ----               -----              ------                -----
2000
Available-for-sale:
 U.S. government obligations                       $  447.8            $    4.0            $   (1.1)            $  450.7
 State and local government obligations             1,006.8                22.9                (4.3)             1,025.4
 Foreign government obligations                        39.0                  .1                 (.3)                38.8
 Corporate debt securities                          1,050.6                18.0               (14.4)             1,054.2
 Asset-backed securities                            2,187.1                40.0               (22.6)             2,204.5
 Other debt securities                                 10.6                  .2                 (.3)                10.5
                                                   --------            --------            --------             --------
                                                    4,741.9                85.2               (43.0)             4,784.1
 Preferred stocks                                     806.3                22.8               (15.4)               813.7
 Common stocks                                      1,141.3               192.0              (134.6)             1,198.7
Short-term investments                                186.8                  --                  --                186.8
                                                   --------            --------            --------             --------
                                                   $6,876.3            $  300.0            $ (193.0)            $6,983.3
                                                   ========            ========            ========             ========

1999
Available-for-sale:
 U.S. government obligations                       $  322.6            $     --            $   (6.1)            $  316.5
 State and local government obligations             1,352.9                 8.8               (29.5)             1,332.2
 Foreign government obligations                        60.4                  --                (1.4)                59.0
 Corporate debt securities                            935.3                  .1               (25.0)               910.4
 Asset-backed securities                            1,897.3                  .7               (66.9)             1,831.1
 Other debt securities                                 82.4                 1.6                 (.5)                83.5
                                                   --------            --------            --------             --------
                                                    4,650.9                11.2              (129.4)             4,532.7
 Preferred stocks                                     425.4                 2.4                (5.4)               422.4
 Common stocks                                      1,127.8               195.0               (79.2)             1,243.6
Short-term investments                                229.0                  --                  --                229.0
                                                   --------            --------            --------             --------
                                                   $6,433.1            $  208.6            $ (214.0)            $6,427.7
                                                   ========            ========            ========             ========

The components of pretax investment income and net realized gains on security sales for the years ended December 31 were:

(millions)                                           2000                1999                1998
                                                     ----                ----                ----
Available-for-sale: fixed maturities               $ 296.8             $ 275.6             $ 233.9
                 equity securities                    63.6                53.4                34.1
Short-term investments                                24.8                11.7                26.8
                                                   -------             -------             -------
   Investment income                                 385.2               340.7               294.8
                                                   -------             -------             -------

Gross realized gains:
 Available-for-sale: fixed maturities                 41.3                35.4                34.6
                  equity securities                  159.4               135.8               159.1
 Short-term investments                                 .7                  .1                  .2
Gross realized losses:
 Available-for-sale: fixed maturities                (43.8)              (55.8)              (37.1)
                  equity securities                 (140.7)              (68.3)             (145.4)
                                                   -------             -------             -------
   Net realized gains on security sales               16.9                47.2                11.4
                                                   -------             -------             -------
                                                   $ 402.1             $ 387.9             $ 306.2
                                                   =======             =======             =======

During 2000, the Company wrote down $46.5 million in securities determined to have an other than temporary decline in market value, compared to $16.3 million and $32.1 million in 1999 and 1998, respectively.

In the available-for-sale portfolio are trading securities, including derivative instruments used for trading purposes. At December 31, 2000, trading securities had a net market value of $2.3 million, compared to $50.2 million at December 31, 1999. Net realized gains (losses) on trading securities for the years ended December 31, 2000, 1999 and 1998 were $(18.7) million, $.8 million and $(1.2)
million, respectively, including the change in net unrealized gains (losses) of $(12.6) million, $(1.5) million and $1.1 million, respectively.

The composition of fixed maturities by maturity at December 31, 2000 was:

                                                      MARKET
(millions)                        COST                 VALUE
----------                        ----                 -----
Less than one year              $  384.9            $  383.0
One to five years                2,611.4             2,637.7
Five to ten years                1,502.4             1,527.0
Ten years or greater               243.2               236.4
                                --------            --------
                                $4,741.9            $4,784.1
                                ========            ========

Asset-backed securities are reported based upon their projected cash flows. All other securities which do not have a single maturity date are reported at average maturity. Actual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations without prepayment penalties.

         At December 31, 2000, bonds in the principal amount of $78.6 million were on deposit with various regulatory agencies to meet statutory requirements.

         The components of derivative financial instruments held or issued for purposes other than trading at December 31 were:

                                                                        MARKET VALUE/                        CONTRACT/
                                                                      CARRYING VALUE AT                  NOTIONAL VALUE AT
                                                                         DECEMBER 31,                       DECEMBER 31,
                                                                         ------------                       ------------
  (millions)                                                        2000            1999               2000              1999
  ----------                                                        ----            ----               ----              ----
Forward/future positions: Assets                                  $   --           $  1.3             $   --            $  2.1
Options:
 Assets - Puts                                                       2.3               --               40.4                --
 Liabilities - Calls                                                (4.9)             (.9)              97.8              16.5
Foreign currency forward/future positions: Liabilities               (.7)            (1.3)               4.5              16.1
                                                                  ------           ------             ------            ------
                                                                  $ (3.3)          $  (.9)            $142.7            $ 34.7
                                                                  ======           ======             ======            ======

Derivative instruments classified as held or issued for purposes other than trading are used to manage the Company's risks and enhance the yields of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. During 1998, the Company entered into a short futures position as part of an anticipatory debt hedge relating to the then outstanding $300 million shelf registration. Driven by changing economic conditions, the futures position did not meet the established criteria for hedging correlation and was discontinued as a hedge. The short futures position recognized a net realized gain of $8.1 million in 1999, and a net realized loss of $9.2 million in 1998.

         Derivative instruments may also be used for trading purposes. The Company had net gains of $.3 million (gross gains of $5.6 million; gross losses of $5.3 million) during 2000 and net losses of $1.8 million (gross gains of $4.4 million; gross losses of $6.2 million) during 1999 from derivatives used for trading purposes; these losses were not material to the Company's results of operations and are included in the results of the available-for-sale portfolio. At December 31, 2000, the Company had trading positions in call and put options with net market values of $(1.4) million and notional values of $18.7 million; the average market value for long positions was $.2 million and the average market value for short positions was $(.4) million in 2000. At December 31, 1999, the Company had trading positions in treasury forwards and call and put options with net market values of $(.1) million and notional values of $129.4 million; the average market values for long and short positions in 1999 were $(.4) million and less than $.1 million, respectively.

         For all derivative positions, net cash requirements are limited to changes in market values, which may vary based upon changes in interest rates, currency exchange rates and other factors. Exposure to credit risk is limited to the carrying value; unless otherwise noted, collateral is not required to support the credit risk.

         As of December 31, 2000, the Company had open investment funding commitments of $39.0 million. The Company had no uncollateralized lines or letters of credit as of December 31, 2000 or 1999.

3 LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Activity in the loss and loss adjustment expense reserves, prepared in accordance with GAAP, is summarized as follows:

  (millions)                                                           2000           1999            1998
  ----------                                                           ----           ----            ----
  Balance at January 1                                               $ 2,416.2     $ 2,188.6      $ 2,146.6
   Less reinsurance recoverables on unpaid losses                        216.0         242.8          279.1
                                                                     ---------     ---------      ---------
  Net balance at January 1                                             2,200.2       1,945.8        1,867.5
                                                                     ---------     ---------      ---------
  Incurred related to:
   Current year                                                        5,203.6       4,286.2        3,560.5
   Prior years                                                            75.8         (29.8)        (184.2)
                                                                     ---------     ---------      ---------
     Total incurred                                                    5,279.4       4,256.4        3,376.3
                                                                     ---------     ---------      ---------
  Paid related to:
   Current year                                                        3,447.7       2,919.2        2,376.0
   Prior years                                                         1,246.6       1,082.8          922.0
                                                                     ---------     ---------      ---------
     Total paid                                                        4,694.3       4,002.0        3,298.0
                                                                     ---------     ---------      ---------
  Net balance at December 31                                           2,785.3       2,200.2        1,945.8
   Plus reinsurance recoverables on unpaid losses                        201.1         216.0          242.8
                                                                     ---------     ---------      ---------
  Balance at December 31                                             $ 2,986.4     $ 2,416.2      $ 2,188.6
                                                                     =========     =========      =========

The Company establishes case and IBNR reserves near the middle of the reasonable range of reserves. Prior to 2000, the Company's reserves developed conservatively. Beginning in 1999 and continuing throughout 2000, the Company experienced an increase in severity trends which led to adverse development on prior accident years in 2000, as compared to 1999 and 1998.

         Because the Company is primarily an insurer of motor vehicles, it has limited exposure for environmental, product and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known. The Company does not believe that these claims will have a material impact on the Company's liquidity, financial condition, cash flows or results of operations.

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

4 STATUTORY FINANCIAL INFORMATION

At December 31, 2000, $285.0 million of consolidated statutory policyholders' surplus represents net admitted assets of the Company's insurance subsidiaries that are required to meet minimum statutory surplus requirements in the subsidiaries' states of domicile. The subsidiaries may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance subsidiaries that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the subsidiaries are licensed.

         During 2000, the insurance subsidiaries paid aggregate cash dividends of $159.5 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $171.0 million in 2001 without prior approval from regulatory authorities.

Statutory policyholders' surplus was $2,177.0 million and $2,258.9 million at December 31, 2000 and 1999, respectively. Statutory net income was $33.8 million, $199.3 million and $330.4 million for the years ended December 31, 2000, 1999 and 1998, respectively.

         The Company files statutory-basis financial statements with state insurance departments in all states in which the Company is licensed. On January 1, 2001, significant changes to the statutory basis of accounting will become effective. The cumulative effect of these changes, known as the Codification guidance, will be recorded as a direct adjustment to statutory surplus. The effect of adoption is expected to increase statutory surplus by approximately $300 million; the Company expects that statutory surplus after adoption will continue to be in excess of the regulatory risk-based capital requirements.

5 INCOME TAXES

Significant components of the Company's income tax provision (benefit) were as follows:

(millions)                                          2000                1999                1998
----------                                          ----                ----                ----
Current tax provision                            $  25.0             $ 136.2             $ 237.1
Deferred tax benefit                               (39.3)              (19.2)              (32.7)
                                                 -------             -------             -------
 Total income tax provision (benefit)            $ (14.3)            $ 117.0             $ 204.4
                                                 =======             =======             =======

The provision (benefit) for income taxes in the accompanying consolidated statements of income differed from the statutory rate as follows:

  (millions)                                      2000                         1999                         1998
  ----------                                      ----                         ----                         ----
  Income before income taxes              $ 31.8                      $412.2                       $661.1
                                          ======         ===          ======          ====         ======          ====
  Tax at statutory rate                   $ 11.1          35%         $144.3           35%         $231.4           35%
  Tax effect of:
   Exempt interest income                  (17.6)        (55)          (22.1)          (5)          (23.1)          (3)
   Dividends received deduction            (10.3)        (32)           (6.1)          (2)           (6.6)          (1)
   Goodwill amortization                     1.4           4             1.6           --             1.2           --
   Foreign currency translation loss         1.4           4              --           --              --           --
   Other items, net                          (.3)         (1)            (.7)          --             1.5           --
                                          ------         ---          ------          ----         ------          ----
                                          $(14.3)        (45)%        $117.0           28%         $204.4           31%
                                          ======         ===          ======          ====         ======          ====

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2000 and 1999, the components of the net deferred tax assets were as follows:

(millions)                           2000            1999
                                     ----            ----
Deferred tax assets:
 Unearned premiums reserve         $ 183.8         $ 194.5
 Non-deductible accruals              59.6            45.8
 Loss reserves                       134.2           115.7
 Other                                28.3            22.2
Deferred tax liabilities:
 Deferred acquisition costs         (108.5)         (120.2)
 Unrealized (gains) losses           (37.5)            2.0
                                   -------         -------
Net deferred tax assets            $ 259.9         $ 260.0
                                   =======         =======

The Company is able to demonstrate that the benefit of its deferred tax assets is fully realizable.

6 EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS The Company has a two-tiered Retirement Security Program. The first tier is a defined contribution pension plan covering all employees who meet requirements as to age and length of service. Contributions vary from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service. Company contributions were $9.3 million in 2000, $8.0 million in 1999 and $6.5 million in 1998.

         The second tier is a long-term savings plan under which the Company matches, into a Company stock account, amounts contributed to the plan by an employee up to a maximum of 3% of the employee's eligible compensation. Company contributions were $12.9 million in 2000, $11.3 million in 1999 and $9.9 million in 1998.

         The Company had a defined benefit pension plan which covered employees hired before January 1, 1989, who met requirements as to age and length of service. This plan and future benefit accruals were frozen on December 31, 1993; the benefit accruals through the date the plan was frozen were based on years of service and career average compensation up to the Social Security tax base. During 2000, the Company terminated this plan and recognized $3.2 million in settlement expenses. In addition, the Company recognized pension expense of $2.8 million in 2000, $2.3 million in 1999 and income of $.1 million in 1998.

POSTEMPLOYMENT BENEFITS The Company provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits including workers' compensation and, if elected, continuation of health-care benefits. The Company's liability was $6.6 million at December 31, 2000, compared to $2.4 million in 1999.

POSTRETIREMENT BENEFITS The Company provides postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. The Company recognized expenses of $.4 million in both 2000 and 1999 and $.7 million in 1998. The Company's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future.

DEFERRED COMPENSATION The Company maintains The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan), which permits eligible executives to defer receipt of some or all of their annual bonuses or other incentive awards. These deferred amounts are deemed invested in one or more investment funds, including Common Shares of the Company, offered under the Deferral Plan. All distributions from the Deferral Plan will be made in cash, except that distributions representing amounts deemed invested in Common Shares will be made in Common Shares. The Company reserved 300,000 Common Shares for issuance under the Deferral Plan. The Company established an irrevocable grantor trust to provide a source of funds to assist the Company in meeting its liabilities under the Deferral Plan. At December 31, 2000 and 1999, the trust held assets of $17.6 million and $18.8 million, respectively, of which $3.4 million and $2.3 million were held in Common Shares, to cover its liabilities.

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

A summary of all employee stock option activity during the years ended December 31 follows:

                                             2000                              1999                                1998
                                             ----                              ----                                ----
                                                     WEIGHTED                             WEIGHTED                         WEIGHTED
                                  NUMBER OF           AVERAGE       NUMBER OF              AVERAGE       NUMBER OF          AVERAGE
OPTIONS OUTSTANDING                  SHARES    EXERCISE PRICE          SHARES       EXERCISE PRICE          SHARES   EXERCISE PRICE
-------------------                  ------    --------------          ------       --------------          ------   --------------
Beginning of year                 4,458,463          $  58.20       4,705,811             $  46.07       4,968,964       $     35.52
 Add (deduct):
 Granted                          1,085,789             59.01         476,850               139.18         441,210            124.61
 Exercised                         (678,924)            25.59        (552,473)               22.54        (641,013)            16.99
 Cancelled                         (339,936)            80.80        (171,725)               65.50         (63,350)            61.03
                                  ---------          --------       ---------             --------       ---------       -----------
End of year                       4,525,392          $  61.60       4,458,463             $  58.20       4,705,811       $     46.07
                                  =========          ========       =========             ========       =========       ===========
Exercisable, end of year          1,544,614          $  30.91       1,571,538             $  25.15       1,342,801       $     20.26
                                  =========          ========       =========             ========       =========       ===========
Available, end of year            3,625,569                         4,371,422                            4,676,547
                                  =========                         =========                            =========

The following employee options were outstanding or exercisable as of December 31, 2000:

                                    OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                    -----------------------------------------------------            -----------------------------
                                    WEIGHTED AVERAGE             WEIGHTED                                 WEIGHTED
RANGE OF            NUMBER OF              REMAINING              AVERAGE            NUMBER OF             AVERAGE
EXERCISE PRICES        SHARES       CONTRACTUAL LIFE       EXERCISE PRICE               SHARES      EXERCISE PRICE
---------------        ------       ----------------       --------------               ------      --------------
$ 13-20               275,950             1.00 years             $  15.46               275,950         $    15.46
  21-40             1,220,251             3.16 years                33.33             1,220,251              33.33
  41-60             1,601,428             7.33 years                53.33                29,962              45.97
  61-80               613,480             6.20 years                68.69                15,277              69.19
  81-125              413,673             7.14 years               119.39                 2,664             106.54
 126-161              400,610             7.97 years               141.96                   510             154.00
--------            ---------             ----------             --------             ---------          ---------
$ 13-161            4,525,392                                                         1,544,614
--------            =========                                                         =========

Under SFAS 123, the Company uses the Black-Scholes pricing model to calculate the fair value of the options awarded, including 90,156 options awarded to directors. This model produced a value of 41.6% for 2000 awards, 44.3% for 1999 awards and 40.6% for 1998 awards. The following assumptions were used to derive the ratio: an option term of 6 years for 2000 and 7 years for both 1999 and 1998; an annualized volatility rate of .314 for 2000, .284 for 1999 and .259 for 1998; a risk-free rate of return of 6.40% for 2000, 6.18% for 1999 and 5.49% for 1998; and a dividend yield of .50% for 2000, .18% for 1999 and .20% for 1998. The Company elected to account for terminations when they occur rather than include an attrition factor into its model.

If compensation cost had been measured based on the fair-value based accounting method under SFAS 123, the following would have been disclosed for December 31:

(millions - except per share amounts)               2000       1999          1998
-------------------------------------               ----       ----          ----
PRO FORMA
Net income                                         $ 34.0     $ 283.9      $ 447.3
                                                   ======     =======      =======
Earnings per share
 Basic                                             $  .46     $  3.90      $  6.17
 Diluted                                              .46        3.81         6.00

The amounts charged to income for incentive compensation plans, including executive cash bonus programs for key members of management and a gainsharing program for all other employees, were $8.3 million in 2000, $55.6 million in 1999 and $107.5 million in 1998.


7 LITIGATION

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

The Company is also named as defendant in a number of purported class action lawsuits, such as those alleging damages as a result of the Company's total loss evaluation methodology, use of after-market parts or the alleged diminution of value to vehicles which are involved in accidents, and cases challenging other aspects of the Company's business. Other insurance companies face similar suits. The Company plans to vigorously contest these suits, but is currently unable to estimate the potential exposure

8 SEGMENT INFORMATION

The Company writes personal automobile and other specialty property-casualty insurance and related services throughout the United States. The Company's Personal Lines business consists predominantly of auto insurance and is either generated by an agent or written directly by the Company. The Personal Lines-Agent channel includes business primarily written by the Company's network of more than 30,000 Independent Insurance Agencies while the Personal Lines-Direct channel business is generated primarily through the telephone or Internet. The Personal Lines business areas, which include Agent and Direct, are managed at a local level and structured into six regions. Each business area has a business leader and a product team, with local product managers at the state or regional level.

         The Company's other lines of business include insurance for small fleets of commercial vehicles, lenders' collateral protection, directors' and officers' liability and related services, including processing business for involuntary plans. The other lines of business accounted for 7% of the Company's 2000 consolidated revenues. All revenues are generated from external customers and the Company does not have a reliance on any major customer.

         The Company evaluates segment profitability based on pretax underwriting and service profit (loss). Expense allocations are based on certain assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets, investment income, interest expense or income taxes to operating segments. In addition, the Company does not separately identify depreciation and amortization expense by segment and such disclosure would be impracticable. Companywide depreciation and amortization expense was $77.6 million in 2000, $71.8 million in 1999 and $56.1 million in 1998. The accounting policies of the operating segments are the same as those described in Note 1 - Reporting and Accounting Policies.


For the years ended December 31,

                                          2000                                1999                                 1998
                                 -----------------------             -----------------------             ------------------------
                                                  PRETAX                              PRETAX                               PRETAX
(millions)                       REVENUES   PROFIT (LOSS)            REVENUES   PROFIT (LOSS)            REVENUES    PROFIT (LOSS)
----------                       --------   -------------            --------   -------------            --------    -------------
Personal Lines - Agent           $4,643.4       $ (176.0)            $4,548.7       $  161.2             $4,177.5        $  391.7
Personal Lines - Direct(1)        1,220.6         (128.7)               745.4          (98.0)               403.2           (30.2)
                                 --------       --------             --------       --------             --------        --------
 Total Personal Lines(2)          5,864.0         (304.7)             5,294.1           63.2              4,580.7           361.5
Other(3)                            504.9           21.3                442.2           47.0                405.5            61.9
Investments(4)                      402.1          393.0                387.9          378.4                306.2           298.8
Interest expense                       --          (77.8)                  --          (76.4)                  --           (61.1)
                                 --------       --------             --------       --------             --------        --------
                                 $6,771.0       $   31.8             $6,124.2       $  412.2             $5,292.4        $  661.1
                                 ========       ========             ========       ========             ========        ========


(1) Internet sales accounted for 15%, 7% and 2% of Personal Lines - Direct net premiums written in 2000, 1999 and 1998, respectively.

(2) Personal automobile insurance accounted for 93% of the total Personal Lines segment net premiums written in 2000, compared to 94% in both 1999 and 1998.

(3) For 2000, pretax profit includes the realization of a $4.2 million foreign currency translation loss associated with the substantial liquidation of the Company's foreign subsidiary. 1999 revenues and pretax profit include a $5.2 million gain on the sale of the corporate aircraft; see Note 12 - Related Party Transaction for discussion.

(4) Revenues represent recurring investment income and net realized gains/losses on security sales; pretax profit is net of investment expenses.

9 COMMITMENTS AND CONTINGENCIES

The Company has operating lease commitments and service agreements with terms greater than one year, some with options to renew at the end of the contract periods. The minimum commitments under such noncancelable contracts at December 31, 2000 are as follows (in millions): 2001 - $66.0; 2002 - $50.6; 2003 - $22.6;
2004 - $11.0; 2005 - $2.6; and thereafter - $.1. Total expense incurred by the Company for such purposes for 2000, 1999 and 1998 was $100.0 million, $96.3 million and $93.1 million, respectively.

During 2000, the Company accrued $20.0 million related to the termination of a Strategic Alliance partnership. As a result of the dissolution of this joint venture, a related reinsurance agreement will terminate and the Company is entitled to the run-off of all of the premium written by the joint venture. The amount accrued represents the Company's best estimate of the share of the net present value of the future profit on that business that its partner is entitled to receive upon this termination. This estimate is susceptible to change in the near term.

10 FAIR VALUE OF FINANCIAL INSTRUMENTS

Information about specific valuation techniques and related fair value detail is provided in Note 1 - Reporting and Accounting Policies, Note 2 - Investments and
Note 13 - Debt. The cost and market value of the financial instruments as of December 31 are summarized as follows:

                                                       2000                              1999
                                                       ----                              ----
                                                               MARKET                            MARKET
  (millions)                                   COST             VALUE             COST            VALUE
  ----------                                   ----             -----             ----            -----
Investments:
 Available-for-sale: fixed maturities        $4,741.9         $4,784.1         $4,650.9         $4,532.7
                     preferred stocks           806.3            813.7            425.4            422.4
                     common stocks            1,141.3          1,198.7          1,127.8          1,243.6
 Short-term investments                         186.8            186.8            229.0            229.0
Debt                                           (748.8)          (712.0)        (1,048.6)        (1,001.1)

11 OTHER COMPREHENSIVE INCOME

The components of other comprehensive income (loss) for the years ended December 31 were as follows:

                                               2000                            1999                              1998
                                  -----------------------------  -------------------------------  ------------------------------
                                                  TAX                             TAX                           TAX
                                           (PROVISION)   AFTER             (PROVISION)    AFTER              (PROVISION)    AFTER
(millions)                        PRETAX      BENEFIT      TAX    PRETAX      BENEFIT       TAX       PRETAX   BENEFIT      TAX
----------                        ------      -------      ---    ------      -------       ---       ------   -------      ---
Unrealized gains (losses)
  arising during period:
 Available-for-sale:
    fixed maturities              $191.3      $(67.0)   $124.3   $(150.7)      $ 52.8    $(97.9)      $  2.8   $  (1.0)  $  1.8
    equity securities              (69.8)       24.4     (45.4)     25.7         (9.0)     16.7         64.3     (22.5)    41.8
Reclassification adjustment:(1)
 Available-for-sale:
    fixed maturities               (30.9)       10.7     (20.2)    (14.9)         5.2      (9.7)       (10.0)      3.5     (6.5)
    equity securities               21.8        (7.6)     14.2     (39.8)        14.0     (25.8)       (71.2)     25.1    (46.1)
                                  ------      ------    ------   -------       ------   -------      ------    -------   ------
Net unrealized gains (losses)      112.4       (39.5)     72.9    (179.7)        63.0    (116.7)       (14.1)      5.1     (9.0)
Other(2)                             4.2          --       4.2        .6           --        .6         (3.3)       --     (3.3)
                                  ------      ------    ------   -------       ------   -------      ------    -------   ------
Other comprehensive
   income (loss)                  $116.6      $(39.5)   $ 77.1   $(179.1)      $ 63.0   $(116.1)     $(17.4)   $   5.1   $(12.3)
                                  ======      ======    ======   =======       ======   =======      ======    =======   ======


(1)      Represents adjustments for gains (losses) realized in net income.

(2) Other includes foreign currency translation adjustments, which have no tax effect.

12 RELATED PARTY TRANSACTION

On April 23, 1999, the Company sold its corporate aircraft to a company independently owned by Peter B. Lewis, the Company's Chairman of the Board, and then President and Chief Executive Officer. The airplane had a net book value of $6.9 million and was sold to Mr. Lewis for $12.1 million, the fair market value of the airplane as determined by an independent appraiser.

13  DEBT

Debt at December 31 consisted of:

                                                                                   2000                           1999
                                                                                   ----                           ----
                                                                                          MARKET                          MARKET
(millions)                                                                   COST         VALUE           COST            VALUE
----------                                                                   ----         -----           ----            -----
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)                 $  293.8      $  257.4        $  293.7        $  254.1
7.30% Notes due 2006 (issued: $100.0, May 1996)                               99.7         102.4            99.7            98.0
6.60% Notes due 2004 (issued: $200.0, January 1994)                          199.4         200.3           199.3           193.7
7% Notes due 2013 (issued: $150.0, October 1993)                             148.6         144.6           148.5           138.8
10% Notes due 2000 (issued: $150.0, December 1988)                              --            --           149.9           154.3
10 1/8% Subordinated Notes due 2000 (issued: $150.0, December 1988)             --            --           149.8           154.5
Other debt                                                                     7.3           7.3             7.7             7.7
                                                                          --------      --------        --------        --------
                                                                          $  748.8      $  712.0        $1,048.6        $1,001.1
                                                                          ========      ========        ========        ========

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

         In May 1990, the Company entered into a revolving credit arrangement with National City Bank, which is reviewed by the bank annually. Under this agreement, the Company has the right to borrow up to $10.0 million. By selecting from available credit options, the Company may elect to pay interest at rates related to the London interbank offered rate, the bank's base rate or at a money market rate. A commitment fee is payable on any unused portion of the committed amount at the rate of .125 percent per annum. During 2000, the Company borrowed $2.5 million for one day at an average annual interest rate of 7%. The Company had no borrowings under this arrangement at December 31, 2000 or 1999.

         Aggregate principal payments on debt outstanding at December 31, 2000, are $.4 million for 2001, $0 for 2002, $.9 million for 2003, $206.0 million for 2004, $0 for 2005 and $550.0 million thereafter.

14 REINSURANCE

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. As of December 31, 2000 and 1999, approximately 60% of the "prepaid reinsurance premiums" and "reinsurance recoverables" are comprised of CAIP, for which the Company retains no indemnity risk, and the Company's Strategic Alliance partnerships. See Note 9 - Commitments and Contingencies regarding a Strategic Alliance partnership termination.

The effect of reinsurance on premiums written and earned as of December 31 was as follows:

                                  2000                              1999                              1998
                                  ----                              ----                              ----
(millions)              WRITTEN          EARNED           WRITTEN          EARNED           WRITTEN          EARNED
----------              -------          ------           -------          ------           -------          ------
Direct premiums        $6,402.1         $6,547.0         $6,305.3         $5,853.5         $5,451.3         $5,100.5
 Ceded                   (206.0)          (198.6)          (180.6)          (169.9)          (151.6)          (152.5)
                       --------         --------         --------         --------         --------         --------
Net premiums           $6,196.1         $6,348.4         $6,124.7         $5,683.6         $5,299.7         $4,948.0
                       ========         ========         ========         ========         ========         ========

Losses and loss adjustment expenses are net of reinsurance ceded of $161.0 million in 2000, $132.8 million in 1999 and $131.9 million in 1998.

Report of PricewaterhouseCoopers LLP, Independent Accountants

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS, THE PROGRESSIVE CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio
January 24, 2001


The Progressive Corporation and Subsidiaries                                  41

Management's Discussion and Analysis of Financial Condition and Results of Operations

The consolidated financial statements and the related notes on pages 26 through 40, together with the supplemental information on pages 47 through 55, should be read in conjunction with the following discussion of the consolidated financial condition and results of operations.

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

  During 2000, the Company repurchased 301,054 of its Common Shares at a total cost of $17.9 million (average $59.31 per share), including 28,554 Common Shares (average $70.97 per share) repurchased to satisfy obligations under the Company's benefit plans. During the three-year period ended December 31, 2000, the Company repurchased 711,177 of its Common Shares at a total cost of $61.0 million (average $85.72 per share), including 45,677 Common Shares (average $89.32 per share) repurchased to satisfy obligations under the Company's benefit plans. During the same period, The Progressive Corporation received $167.5 million of dividends from its subsidiaries, net of capital contributions made to these subsidiaries. The regulatory restrictions on subsidiary dividends are described in Note 4 to the financial statements.

  The Company has substantial capital resources and is unaware of any trends, events or circumstances that are reasonably likely to affect its capital resources in a material way. In March 1999, the Company issued $300 million of 65/8% Senior Notes due 2029. The net proceeds of $293.7 million were used to repay current outstanding debt upon its maturity. During 2000 and 1999, the Company repaid $300 million and $30 million, respectively, of maturing debt. The Company also has available a $10.0 million revolving credit agreement. The Company's debt to total capital ratio is 21%; management believes the Company has substantial capital resources and sufficient borrowing capacity to support current and anticipated growth.

         The Company's insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. For the three years ended December 31, 2000, operations generated positive cash flows of $2,259.2 million, and cash flows are expected to be positive in both the short-term and reasonably foreseeable future. The Company's investment portfolio is highly liquid and consists substantially of readily marketable securities.

         Total capital expenditures for the three years ended December 31, 2000, aggregated $452.0 million. The Company is constructing a five building, 732,300 square foot, corporate office complex in Mayfield Village, Ohio. The estimated cost is $129.0 million, of which $119.1 million has been paid as of December
31, 2000. Four buildings and the parking garage are completed. The fifth building is scheduled to be completed in the first quarter 2001. In February 1999, the Company completed the third and final building of a 307,000 square foot regional call center in Tampa, Florida. The cost of this project was $45.5 million. These construction projects are funded through operating cash flows.

INVESTMENTS The Company invests in fixed-maturity, equity and short-term securities. The Company's investment strategy recognizes its need to maintain capital adequate to support its insurance operations. The Company evaluates the risk/reward tradeoffs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity of the investment portfolio. The market value of the portfolio was as follows:

(millions)                                        DECEMBER 31, 2000              DECEMBER 31, 1999
----------                                        -----------------              -----------------
Investment-Grade Fixed Maturities:
 Short/Intermediate-Term                     $4,470.0            64.0%       $4,417.7            68.7%
 Long-Term                                      406.3             5.8            96.0             1.5
Non-Investment-Grade Fixed Maturities            94.6             1.4           248.0             3.9
                                             --------           -----        --------           -----
                                              4,970.9            71.2         4,761.7            74.1
                                             --------           -----        --------           -----

Common Stocks:
 Domestic Equities(1)                           905.0            13.0           825.2            12.8
 Term Trust Certificates(2)                     220.4             3.2           230.2             3.6
 Foreign Equities(3)                               --              --            84.2             1.3
 Other Equity Investments(4)                     73.3             1.0           104.0             1.6
                                             --------           -----        --------           -----
                                              1,198.7            17.2         1,243.6            19.3
Preferred Stocks(5)                             813.7            11.6           422.4             6.6
                                             --------           -----        --------           -----
   Total Portfolio                           $6,983.3           100.0%       $6,427.7           100.0%
                                             ========           =====        ========           =====

(1) Domestic equities are traded on nationally recognized securities exchanges.

(2) Term trust certificates, the common shares of closed-end bond funds, have the risk and reward characteristics of the underlying bonds.

(3) Foreign equities may include stock index futures and foreign currency forwards.

(4) Includes private equities, warrants, mezzanine investments and partnership investments.

(5) Comprised of over 95% and 89%, respectively, of fixed-rate preferred stocks with mechanisms that are expected to provide an opportunity to liquidate at par.


42                                  The Progressive Corporation and Subsidiaries

As of December 31, 2000, the Company's portfolio had $107.0 million in unrealized gains, compared to $5.4 million in unrealized losses in 1999. This increase in value was the result of increasing duration and modest rate declines, and the equity portfolio's outperformance relative to the Russell 3000, due to overweighting in the value sector. The weighted average fully taxable equivalent book yield of the portfolio was 6.4% for the year ended December 31, 2000, and 6.3% for 1999 and 1998. The pretax recurring investment yield of the portfolio was 5.7%, 5.6% and 5.5% for the years ended December 31, 2000, 1999 and 1998, respectively.

The majority of the portfolio is invested in high-grade, fixed-maturity securities. Long-term investment-grade securities include the scheduled principal paydowns, of asset-backed securities, that are greater than 10 years. Non-investment-grade fixed-maturity securities offer the Company higher returns and added diversification without a significant adverse effect on the stability and quality of the investment portfolio as a whole. Non-investment-grade securities may involve greater risks often related to creditworthiness, solvency and relative liquidity of the secondary trading market.

The quality distribution of the fixed-income portfolio, which includes fixed-maturity securities and preferred stocks, was as follows:

  RATING                  DECEMBER 31, 2000      DECEMBER 31, 1999
  ------                  -----------------      -----------------
  AAA                                  50.6%                  54.7%
  AA                                   11.7                   14.2
  A                                    25.3                   20.0
  BBB                                   8.1                    5.1
  Non Rated/Other                       4.3                    6.0
                                      -----                  -----
                                      100.0%                 100.0%
                                      =====                  =====

The duration of the fixed-income portfolio was 3.5 years at December 31, 2000, compared to 3.0 years at December 31, 1999.

The Company held asset-backed securities at December 31, 2000, which were comprised of the following:

                                                            MARKET          DURATION                   UNREALIZED
  (millions)                                                 VALUE           (YEARS)    RATING(1)   GAINS (LOSSES)(2)
  ----------                                                 -----           -------    ---------   -----------------
Collateralized Mortgage Obligations (CMO):
  Sequential Bonds                                        $   252.1            3.32       AAA          $  3.2
  Planned Amortization Class Bonds                            236.7            4.67       AAA             4.9
                                                          ---------                                    ------
                                                              488.8            3.98       AAA             8.1
                                                          ---------                                    ------
Commercial Mortgage-Backed Obligations (CMB):
  Interest-Only Certificates                                  221.3            3.42       AAA-           (2.0)
  Other                                                       768.8            4.40        AA             5.0
                                                          ---------                                    ------
                                                              990.1            4.18        AA+            3.0
                                                          ---------                                    ------
Other asset-backed securities(3)                              725.6            2.31        AA             6.3
                                                          ---------                                    ------
Total asset-backed securities(4)                          $ 2,204.5            3.52        AA+         $ 17.4
                                                          =========                                    ======

(1)      Weighted average Moody's or Standard & Poor's rating.

(2) The single largest unrealized loss in any individual CMO security was $.3 million and in any CMB security was $4.5 million at December 31, 2000.

(3) The remainder of the asset-backed portfolio was invested primarily in auto loan and other asset-backed securities.

(4) The majority of asset-backed securities are liquid with available market quotes and contain no residual interests.

Investments in the Company's portfolio have varying degrees of risk. The primary market risk exposure to the fixed-income portfolio is interest rate risk, which is limited by managing duration to a defined range of 1.8 to 5 years. The distribution of maturities and convexity are monitored on a regular basis. Common stocks, excluding term trust certificates, and other risk assets, which generally have greater risk and volatility of market value, may range from 0 to 25% of the portfolio; at December 31, 2000, these securities comprised 14.6% of the portfolio. Market values, along with industry and sector concentrations of common stocks and similar investments, are monitored daily. Exposure to foreign currency exchange risk is limited by Company restrictions and is monitored quarterly for compliance. Exposures are evaluated individually and as a whole, considering the effects of cross correlation. For the quantitative market risk disclosures, see page 52. On a quarterly basis, the Company examines its portfolio for evidence of impairment. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to: (i) interest rates, (ii) market-related factors other than interest rates and (iii) financial conditions, business prospects and other fundamental factors specific to the issuer. Declines attributable to issuer fundamentals are reviewed in further detail. Available evidence is considered to estimate the realizable value of the investment. When a security in the Company's investment portfolio has a decline in market value which is other than temporary, the Company is required by GAAP to reduce the carrying value of such security to its net realizable value. During 2000, the Company wrote down $46.5 million in securities determined to have an other than temporary decline in market value, compared to $16.3 million and $32.1 million in 1999 and 1998, respectively.

         Trading securities, including derivative instruments held or issued for trading, are entered into for the purpose of near-term profit generation. At December 31, 2000, trading securities had a net market value of $2.3 million, compared to $50.2 million at December 31, 1999. Net realized gains (losses) on trading securities for the years ended December 31, 2000, 1999 and 1998 were $(18.7) million, $.8 million and $(1.2) million, respectively.

         Derivative instruments are primarily used to manage the risks and enhance the returns of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. During 1998, the Company entered into a short futures position as part of an anticipatory hedge relating to the then outstanding $300 million shelf registration. Driven by changing economic conditions, the futures position did not meet the established criteria for hedging correlation and was discontinued as a hedge, but the Company continued to hold it for risk management of the anticipated debt offering. The Company recognized a net realized gain of $8.1 million in 1999 and a net realized loss of $9.2 million in 1998, on the short futures position. Derivative instruments may also be used for trading purposes. For all derivative positions, net cash requirements are limited to changes in market values which may vary based upon changes in interest rates and other factors. Exposure to credit risk is limited to the carrying value; collateral is not required to support the credit risk.

RESULTS OF OPERATIONS Operating income, which excludes net realized gains and losses from security sales and one-time items, was $55.4 million, or $.75 per share, in 2000, $266.7 million, or $3.58 per share, in 1999 and $449.3 million, or $6.01 per share, in 1998. The GAAP combined ratio (CR) was 104.4 in 2000,
98.3 in 1999 and 91.6 in 1998. The one-time items for 2000 included a $20.0 million, $.17 per share or .3 points, accrual related to the estimated cost of terminating a Strategic Alliance partnership (see Note 9), $3.2 million, $.03 per share or .1 points, additional expense associated with the termination of the Company's defined benefit pension plan (see Note 6), $1.7 million, $.01 per share, of severance costs associated with the Company's reorganization at the general manager level and a $4.2 million, $.06 per share, loss related to the realization of the foreign currency translation loss associated with the substantial liquidation of the Company's Canadian subsidiary. For 1999, the one-time items included $7.5 million, $.07 per share or .1 points, additional expenses associated with previous advertising commitments that will no longer be realized due to changes in marketing strategy, $1.2 million, $.01 per share, reserve for the wind down of the Company's Canadian operations, and a $5.2 million, $.05 per share, gain on the sale of the corporate aircraft (see Note
12). There were no one-time items in 1998. The deterioration in results was due to several factors as discussed below.

         Direct premiums written increased 2% to $6,402.1 million in 2000, compared to $6,305.3 million in 1999 and $5,451.3 million in 1998. Net premiums written increased 1% in 2000, compared to 16% in 1999 and 14% in 1998. The difference between direct and net premiums written is attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures, for which the Company retains no indemnity risk, of $50.9 million in 2000, $49.7 million in 1999 and $60.7 million in 1998, and reinsurance the Company maintains in its auto and non-auto programs and its strategic alliance relationships. Premiums earned, which are a function of the amount of premiums written in the current and prior periods, increased 12% in 2000, compared to 15% in 1999 and 18% in 1998.

         The Company's Personal Lines business units write insurance for private passenger automobiles and recreation vehicles and currently represent 91% of the Company's total premiums written. Personal Lines volume declined 1% in 2000 and grew 16% and 15% in 1999 and 1998, respectively. The reduction in volume for 2000 is discussed below while increases for 1999 and 1998 primarily reflect an increase in unit sales.

         The Personal Lines business is generated either by an Agent or written directly by the Company. The Agent channel includes business written by the Company's network of 30,000 Independent Insurance Agencies and through Strategic Alliance business relationships (other insurance companies, financial institutions, employers and national brokerage agencies). Direct business includes business written through 1-800-AUTO-PRO(R), the Internet (progressive.com) and the Strategic Alliance business unit on behalf of affinity groups.

         In addition to its Personal Lines business, the Company's other lines of business include writing insurance for small fleets of commercial vehicles, collateral protection and loan tracking for auto lenders and financial institutions, directors' and officers' liability and fidelity coverage for American Bankers Association member community banks and independent credit unions, and providing related claim, underwriting and system services.

         Underwriting results for the Company's Personal Lines, including its channel components, and the other lines of business were as follows:

  (millions)                                                                              2000            1999            1998
  ----------                                                                              ----            ----            ----
NET PREMIUMS WRITTEN (NPW)
  Personal Lines - Agent                                                             $   4,358.4     $   4,746.5        $4,390.4
  Personal Lines - Direct                                                                1,293.1           955.9           531.9
                                                                                     -----------     -----------        --------
   Total Personal Lines                                                                  5,651.5         5,702.4         4,922.3
  Other Lines                                                                              544.6           422.3           377.4
                                                                                     -----------     -----------        --------
   Companywide                                                                       $   6,196.1     $   6,124.7        $5,299.7
                                                                                     ===========     ===========        ========

NET PREMIUMS EARNED
  Personal Lines - Agent                                                             $   4,643.4     $   4,548.7        $4,177.5
  Personal Lines - Direct                                                                1,220.6           745.4           403.2
                                                                                     -----------     -----------        --------
   Total Personal Lines                                                                  5,864.0         5,294.1         4,580.7
  Other Lines                                                                              484.4           389.5           367.3
                                                                                     -----------     -----------        --------
   Companywide                                                                       $   6,348.4     $   5,683.6        $4,948.0
                                                                                     ===========     ===========        ========

STANDARD/PREFERRED SALES AS A % OF PERSONAL LINES NPW                                       54%             47%             35%
                                                                                     ===========     ===========        ========

INTERNET SALES AS % OF PERSONAL LINES - DIRECT NPW                                          15%              7%              2%
                                                                                     ===========     ===========        ========
PERSONAL LINES - AGENT CR
  Loss & loss adjustment expense ratio                                                      85.0            75.8            68.9
  Underwriting expense ratio                                                                18.8            20.7            21.7
                                                                                     -----------     -----------        --------
                                                                                           103.8            96.5            90.6
                                                                                     ===========     ===========        ========
PERSONAL LINES - DIRECT CR
  Loss & loss adjustment expense ratio                                                      80.9            74.6            70.8
  Underwriting expense ratio                                                                29.6            38.5            36.7
                                                                                     -----------     -----------        --------
                                                                                           110.5           113.1           107.5
                                                                                     ===========     ===========        ========
PERSONAL LINES - TOTAL CR
  Loss & loss adjustment expense ratio                                                      84.1            75.6            69.1
  Underwriting expense ratio                                                                21.1            23.2            23.0
                                                                                     -----------     -----------        --------
                                                                                           105.2            98.8            92.1
                                                                                     ===========     ===========        ========
OTHER LINES - CR
  Loss & loss adjustment expense ratio                                                      71.3            65.1            57.7
  Underwriting expense ratio                                                                23.2            25.8            27.5
                                                                                     -----------     -----------        --------
                                                                                            94.5            90.9            85.2
                                                                                     ===========     ===========        ========
COMPANYWIDE GAAP CR
  Loss & loss adjustment expense ratio                                                      83.2            74.9            68.2
  Underwriting expense ratio                                                                21.2            23.4            23.4
                                                                                     -----------     -----------        --------
                                                                                           104.4            98.3            91.6
                                                                                     ===========     ===========        ========
COMPANYWIDE ACCIDENT YEAR
  Loss & loss adjustment expense ratio                                                      82.0            75.4            71.9
                                                                                     ===========     ===========        ========

The Agent channel net premiums written decreased 8% in 2000, as expected, compared to increases of 8% and 9% in 1999 and 1998, respectively. The decrease in 2000 was primarily a result of the rate increases filed by the Company in almost every state during the last year as well as the shift in business to six-month terms, while the prior year increases were primarily due to increases in unit sales. The Company has been raising rates for 15 months and its current need for even higher rates vary considerably by state. Agent auto policies in force decreased 7% in 2000, driven by these rate increases, primarily in New York and Florida. The Company's Direct channel net premiums written increased 35% in 2000, 80% in 1999 and 109% in 1998. For 2000, the Direct business policies in force increased 45%. Recognizing seasonal variations, the quote volume on the Direct business remained steady for the second half of 2000, but increased relative to the first six months. The Company continues to see an increase in the number of quotes generated via the Internet. Conversion rates on the Direct business decreased slightly through the third quarter 2000, with some minor increases in the fourth quarter due to seasonality.

         Claim costs, the Company's most significant expense, represent actual payments made and changes in estimated future payments to be made to or on behalf of its policyholders, including expenses required to settle claims and losses. These costs include a loss estimate for future assignments and assessments, based on current business, under state-mandated involuntary automobile programs. Claim costs are influenced by inflation and loss severity and frequency, the impact of which is mitigated by adequate pricing. Increases in the rate of inflation increase loss payments, which are made after premiums are established. Accordingly, anticipated rates of inflation are taken into account when the Company establishes premium rates and loss reserves. Claim costs, expressed as a percentage of premiums earned, were 83% in 2000, compared to 75% in 1999 and 68% in 1998. The increase in the loss ratios were driven primarily by three factors discussed below: rate level, trend and loss reserve adequacy.

         The first factor impacting the increase in loss ratios is rate level. In 2000, the Company generated underwriting profits in just under half of the states in which it writes business, with the remaining states still generating combined ratios over 100, reflecting the Company's failure to raise rates sufficiently to keep current with loss cost trends. In particular, New York currently represents the most significant challenge to the Company. It is estimated that the turnaround time to bring this state back to profitability will be considerably longer than in the other states. The Company will continue to monitor and adjust rates as needed to meet its financial goals. Over the past year, the Company has been committed to ensuring that a majority of its new and renewal policies have six-month terms, which speeds by six months the effect of rate changes. At December 2000, 80% of new auto policies written had six-month terms, compared to 35% for 1999 and 37% for 1998; the Company expects this number to increase into 2001.

         The second factor contributing to the increase in claim costs is the increase in severity trend that the Company is experiencing. Based on industry data from the National Association of Independent Insurers and review of other insurance company filings, it appears that the escalation in loss costs this year is impacting many other carriers as well. Although the Company's loss costs are increasing, the rate of increase has slowed throughout 2000, but the Company does not expect these costs to level off in the near future.

         The third factor facing the Company is loss reserve adequacy. During 2000, the Company experienced $75.8 million, or 1.2 points, of adverse loss reserve development relating to prior accident years, compared to $29.8 million, or .5 points, of favorable development in 1999, and $184.2 million, or 3.7 points, of favorable development in 1998. The Company conducts extensive quarterly reviews to help ensure that the Company is meeting its objective of maintaining adequate loss reserves.

         Policy acquisition and other underwriting expenses as a percentage of premiums earned were 21% in 2000, and 23% in both 1999 and 1998. For the Agent channel, the expense ratio decrease was driven primarily by lower incentive compensation costs and lower commission expenses as a result of the mix of business shifting toward more renewals, which have lower commission expenses associated with it. For the Direct business, the decrease was driven by higher productivity in our Direct sales call centers, more efficient purchases of television media and a greater percentage of renewal business, which has lower expenses associated with it.

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

         The Company is named as defendant in a number of purported class action lawsuits, such as those alleging damages as a result of the Company's total loss evaluation methodology, use of after-market parts or the alleged diminution of value to vehicles which are involved in accidents, and cases challenging other aspects of the Company's business. Other insurance companies face similar suits. The Company plans to vigorously contest these suits, but is currently unable to estimate the potential exposure.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Certain matters in this Annual Report may be considered forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions and projections generally; changes in economic conditions (including changes in interest rates and financial markets); pricing competition and other initiatives by competitors; legislative and regulatory developments; weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail and winter conditions); driving patterns; court decisions and trends in litigation and health care costs; and other matters described from time to time by the Company in other documents filed with the United States Securities and Exchange Commission. The Company assumes no obligation to update the information in this Annual Report.

Quarterly Financial and Common Share Data
(not covered by report of independent accountants)



                                                                                               (millions - except per share amounts)
                               NET INCOME               OPERATING
                                 (LOSS)              INCOME (LOSS)(1)                     STOCK PRICE(2)
                          --------------------     --------------------     -------------------------------------------
            OPERATING                   PER                      PER                                          RATE OF      DIVIDENDS
QUARTER    REVENUES(3)     TOTAL      SHARE(5)     TOTAL(4)    SHARE(5)       HIGH        LOW        CLOSE    RETURN(6)    PER SHARE
-------    -----------     -----      --------     --------    --------       ----        ---        -----    ---------    ---------
2000
  1         $1,526.2      $(46.6)      $(.64)      $(36.6)      $(.50)      $ 85.75     $ 45.00     $ 76.06                 $.065
  2          1,584.9       (14.1)       (.19)         4.0         .06        100.00       60.00       74.00                  .065
  3          1,620.5        58.8         .79         37.9         .51         85.38       62.25       81.88                  .070
  4          1,637.3        48.0         .64         50.1         .67        111.00       69.63      103.63                  .070
---         --------      ------       -----       ------       -----       -------     -------     -------      ----       -----
            $6,368.9      $ 46.1       $ .62       $ 55.4       $ .75       $111.00     $ 45.00     $103.63      42.3%      $.270
===         ========      ======       =====       ======       =====       =======     =======     =======      ====       =====


1999
  1         $1,333.3      $105.3       $1.41       $104.0       $1.39       $174.25     $115.44     $143.50                 $.065
  2          1,416.8       112.1        1.50         98.5        1.32        152.13      127.38      145.00                  .065
  3          1,474.5        74.0         .99         59.5         .80        144.94       81.50       81.69                  .065
  4          1,506.5         3.8(7)      .05(7)       4.7(7)      .06(7)      97.63       68.50       73.13                  .065
---         --------      ------       -----       ------       -----       -------     -------     -------      ----       -----
            $5,731.1      $295.2       $3.96       $266.7       $3.58       $174.25     $ 68.50     $ 73.13     (56.7)%     $.260
===         ========      ======       =====       ======       =====       =======     =======     =======      ====       =====

1998
  1         $1,156.2      $120.1       $1.58       $102.8       $1.35       $135.50     $106.69     $134.69                 $.060
  2          1,237.2       123.0        1.61        109.1        1.43        150.00      126.50      141.00                  .060
  3          1,290.9       135.1        1.81        134.4        1.80        156.75       95.00      112.75                  .065
  4          1,301.9        78.5(8)     1.05(8)     103.1        1.38        172.00       94.00      169.38                  .065
---         --------      ------       -----       ------       -----       -------     -------     -------      ----       -----
            $4,986.2      $456.7       $6.11       $449.3       $6.01       $172.00     $ 94.00     $169.38      41.6%      $.250
===         ========      ======       =====       ======       =====       =======     =======     =======      ====       =====

(1) Represents net income less realized gains (losses) on security sales and one-time items.

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



The Progressive Corporation and Subsidiaries                                  47

Ten Year Summary -- Financial Highlights
(not covered by report of independent accountants)


(millions - except per share amounts and number of people employed)               2000               1999
-------------------------------------------------------------------               ----               ----
INSURANCE COMPANIES SELECTED FINANCIAL INFORMATION AND OPERATING
 STATISTICS -- STATUTORY BASIS
  Reserves:
   Loss and loss adjustment expense(1)                                        $  2,785.3          $  2,200.2
   Unearned premiums                                                             2,542.4             2,694.5
  Policyholders' surplus(1)                                                      2,177.0             2,258.9
  Ratios:
   Net premiums written to policyholders' surplus                                    2.8                 2.7
   Loss and loss adjustment expense reserves to policyholders' surplus               1.3                 1.0
   Loss and loss adjustment expense                                                 83.2                75.0
   Underwriting expense                                                             21.0                22.1
                                                                              ----------          ----------
   Statutory combined ratio                                                        104.2                97.1

SELECTED CONSOLIDATED FINANCIAL INFORMATION -- GAAP BASIS
  Total revenues                                                              $  6,771.0          $  6,124.2
  Total assets                                                                  10,051.6             9,704.7
  Total shareholders' equity(2)                                                  2,869.8             2,752.8
  Common Shares outstanding                                                         73.5                73.1
  Common Share price
   High                                                                       $   111.00          $   174.25
   Low                                                                             45.00               68.50
   Close(3)                                                                       103.63               73.13
  Market capitalization                                                       $  7,616.8          $  5,345.4
  Book value per Common Share(2)                                              $    39.04          $    37.66
  Return on average common shareholders' equity(4)                                   1.7%               10.9%
  Debt outstanding                                                            $    748.8          $  1,048.6
  Ratios:
   Debt to total capital                                                              21%                 28%
   Earnings to fixed charges(5)                                                      1.3x                5.7x
   Price to earnings(6)                                                              138                  20
   Price to book                                                                     2.7                 1.9
  GAAP underwriting margin(2)                                                       (4.4)%               1.7%
  Number of people employed                                                       19,490              18,753

(1) During 1994, the Company began accruing salvage and subrogation recoverables.

(2) In 1994, the $71.0 million "supplemental reserve" was eliminated, increasing book value per share $.65, underwriting profit margin 3.2% and shareholders' equity $46.2 million.

(3)      Represents the closing price at December 31.

(4) Net income minus preferred share dividends/average common shareholders' equity.

(5) 1995 and prior represents the ratio of earnings to combined fixed charges and preferred share dividends.

(6)      Represents the closing stock price/operating earnings per share.

All share and per share amounts were adjusted for the December 1992, 3 for 1 stock split.


48                                  The Progressive Corporation and Subsidiaries

      1998           1997           1996          1995          1994          1993          1992          1991
      ----           ----           ----          ----          ----          ----          ----          ----
$  1,945.8     $  1,867.5     $  1,532.9    $  1,314.4    $  1,100.2    $  1,053.7    $    994.7    $    901.7
   2,253.3        1,901.9        1,382.9       1,140.4         954.8         688.9         538.5         513.6
   2,029.9        1,722.9        1,292.4       1,055.1         945.1         701.9         658.3         676.7

       2.6            2.7            2.7           2.8           2.6           2.6           2.2           2.0
       1.0            1.1            1.2           1.2           1.2           1.5           1.5           1.3
      68.5           71.1           70.2          71.6          64.2          62.6          68.3          65.7
      22.4           20.7           19.8          21.4          22.4          25.4          29.8          33.5
----------     ----------     ----------    ----------    ----------    ----------    ----------    ----------
      90.9           91.8           90.0          93.0          86.6          88.0          98.1          99.2


$  5,292.4     $  4,608.2     $  3,478.4    $  3,011.9    $  2,415.3    $  1,954.8    $  1,738.9    $  1,493.1
   8,463.1        7,559.6        6,183.9       5,352.5       4,675.1       4,011.3       3,440.9       3,317.2
   2,557.1        2,135.9        1,676.9       1,475.8       1,151.9         997.9         629.0         465.7
      72.5           72.3           71.5          72.1          71.2          72.1          67.1          63.3

$   172.00     $   120.88     $    72.25    $    49.50    $    40.50    $    46.13    $    29.38    $    20.63
     94.00          61.50          40.38         34.75         27.75         26.63         14.75         15.00
    169.38         119.88          67.38         48.88         35.00         40.50         29.13         18.00
$ 12,279.7     $  8,667.0     $  4,817.3    $  3,523.9    $  2,492.0    $  2,920.1    $  1,954.3    $  1,139.4
$    35.27     $    29.54     $    23.45    $    19.31    $    14.97    $    12.62    $     7.94    $     5.83
      19.3%          20.9%          20.5%         19.6%         27.4%         36.0%         34.7%          6.7%
$    776.6     $    775.9     $    775.7    $    675.9    $    675.6    $    477.1    $    568.5    $    644.0

        23%            27%            32%           31%           37%           32%           47%           58%
     10.2x           9.2x           7.7x          5.6x          6.1x          7.1x          3.7x          1.5x
        28             27             16            17            13            15            17            15
       4.8            4.1            2.9           2.5           2.3           3.2           3.7           3.1
       8.4%           6.6%           8.5%          5.7%         11.5%         10.7%          3.5%         (3.7)%
    15,735         14,126          9,557         8,025         7,544         6,101         5,591         6,918

Ten Year Summary -- GAAP Consolidated Operating Results
(not covered by report of independent accountants)

                   (millions - except per share amounts)                           2000                   1999
                   -------------------------------------                           ----                   ----
                   Direct premiums written:
                     Personal lines                                            $  5,773.2             $  5,799.4
                     All other lines                                                628.9                  505.9
                                                                               ----------             ----------
                   Total direct premiums written                                  6,402.1                6,305.3
                     Reinsurance assumed                                               --                     --
                     Reinsurance ceded                                             (206.0)                (180.6)
                                                                               ----------             ----------
                   Net premiums written                                           6,196.1                6,124.7
                     Net change in unearned premiums reserve(1)                     152.3                 (441.1)
                                                                               ----------             ----------
                   Premiums earned                                                6,348.4                5,683.6
                                                                               ----------             ----------
                   Expenses:
                     Losses and loss adjustment expenses(2)                       5,279.4                4,256.4
                     Policy acquisition costs                                       788.0                  745.0
                     Other underwriting expenses                                    559.3                  583.8
                                                                               ----------             ----------
                   Total underwriting expenses                                    6,626.7                5,585.2
                                                                               ----------             ----------
                   Underwriting profit (loss) before taxes                         (278.3)                  98.4
                   Provision (benefit) for income taxes                             (97.4)                  34.4
                                                                               ----------             ----------
                   Underwriting profit (loss) after taxes                          (180.9)                  64.0
                   Service operations profit (loss) after taxes                       (.6)                   4.3
                                                                               ----------             ----------
                                                                                   (181.5)                  68.3
                   Investment income after taxes                                    278.3                  249.6
                   Net realized gains on security sales after taxes                  11.0                   30.7
                   Interest expense after taxes                                     (50.6)                 (49.7)
                   Non-recurring items after taxes(8)                                (4.2)                    --
                   Other income (expenses) after taxes(3)                            (6.9)                  (3.7)
                                                                               ----------             ----------
                   Income before tax adjustments and cumulative
                      effect of accounting change                                    46.1                  295.2
                   Tax adjustments(4)                                                  --                     --
                   Cumulative effect of accounting change(5)                           --                     --
                                                                               ----------             ----------
                   Net income                                                  $     46.1             $    295.2
                                                                               ==========             ==========
                   Operating income(6)                                         $     55.4             $    266.7
                                                                               ==========             ==========
                   Per share(7)
                     Net income(2)                                              $     .62              $     3.96
                     Operating income                                                 .75                   3.58
                     Dividends                                                       .270                   .260
                   Average equivalent shares
                     Basic                                                           73.2                   72.9
                     Diluted                                                         74.3                   74.6

(1) Amount represents change in unearned premiums reserve less change in prepaid reinsurance premiums.

(2) In 1994, the "supplemental reserve" was eliminated, resulting in a one-time decrease to losses and loss adjustment expenses of $71.0 million, or $.62 per share.

(3) Reflects investment expenses after taxes and other tax adjustments. Other income includes a $5.2 million pretax gain on the sale of the corporate aircraft in 1999 and $106.0 million of pretax income for the Proposition 103 reserve reduction in 1992.

(4)      Reflects a deferred tax asset write-down.

(5)      Reflects adoption of SFAS 109, "Accounting for Income Taxes."

(6) Represents net income less net realized gains (losses) on security sales and one-time items.

(7) Presented on a diluted basis. In 1997, the Company adopted SFAS 128, "Earnings Per Share," and, as a result, restated prior periods per share amounts, if applicable.

(8) 2000 reflects a foreign currency translation loss; 1993 reflects a charge on debt extinguishment; 1992 reflects the termination of an investment management agreement and the end of an employment agreement with the then Chairman of the Company's Board of Directors.

All share and per share amounts were adjusted for the December 1992, 3 for 1 stock split.


50                                  The Progressive Corporation and Subsidiaries

       1998           1997           1996           1995           1994           1993           1992           1991
       ----           ----           ----           ----           ----           ----           ----           ----
 $  4,987.1     $  4,355.9     $  3,165.4     $  2,644.6     $  2,181.7     $  1,548.9     $  1,214.6     $  1,047.4
      464.2          469.3          473.0          424.3          463.4          417.5          422.2          489.4
 ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
    5,451.3        4,825.2        3,638.4        3,068.9        2,645.1        1,966.4        1,636.8        1,536.8
         --             --            3.8             .1            2.9            9.2            4.3             .1
     (151.6)        (160.1)        (200.5)        (156.2)        (190.8)        (156.4)        (189.9)        (212.3)
 ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
    5,299.7        4,665.1        3,441.7        2,912.8        2,457.2        1,819.2        1,451.2        1,324.6
     (351.7)        (475.6)        (242.4)        (185.6)        (266.1)        (150.5)         (25.1)         (37.7)
 ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
    4,948.0        4,189.5        3,199.3        2,727.2        2,191.1        1,668.7        1,426.1        1,286.9
 ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------

    3,376.3        2,967.5        2,236.1        1,943.8        1,397.3        1,028.0          930.9          858.0
      659.9          607.8          482.6          459.6          391.5          311.6          304.1          313.7
      495.8          336.0          208.5          167.2          150.8          151.3          141.5          162.1
 ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
    4,532.0        3,911.3        2,927.2        2,570.6        1,939.6        1,490.9        1,376.5        1,333.8
 ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
      416.0          278.2          272.1          156.6          251.5          177.8           49.6          (46.9)
      145.6           97.4           95.2           54.8           88.0           62.2           16.9          (15.9)
 ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
      270.4          180.8          176.9          101.8          163.5          115.6           32.7          (31.0)
        4.8             .9            2.8            5.6            6.5            4.4           (2.8)          (1.4)
 ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
      275.2          181.7          179.7          107.4          170.0          120.0           29.9          (32.4)
      221.3          205.3          175.6          156.2          131.2          107.1          110.4          121.1
        7.4           64.0            4.6           30.4           15.5           70.1            9.6            4.9
      (39.7)         (42.0)         (40.0)         (37.1)         (35.9)         (25.8)         (29.4)         (31.6)
         --             --             --             --             --           (2.6)         (42.6)            --
       (7.5)          (9.0)          (6.2)          (6.4)          (6.5)          (1.5)          61.7          (14.9)
 ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
      456.7          400.0          313.7          250.5          274.3          267.3          139.6           47.1
         --             --             --             --             --             --             --          (14.2)
         --             --             --             --             --             --           14.2             --
 ----------     ----------     ----------     ----------     ----------     ----------     ----------     ----------
 $    456.7     $    400.0     $    313.7     $    250.5     $    274.3     $    267.3     $    153.8     $     32.9
 ==========     ==========     ==========     ==========     ==========     ==========     ==========     ==========
 $    449.3     $    336.0     $    309.1     $    220.1     $    212.7     $    197.3     $    129.8     $     85.1
 ==========     ==========     ==========     ==========     ==========     ==========     ==========     ==========
 $     6.11     $     5.31     $     4.14     $     3.26     $     3.59     $     3.59     $     2.08     $      .41
       6.01           4.46           4.12           2.85           2.76           2.62           1.74           1.19
       .250           .240           .230           .220           .210           .200           .191           .172

       72.5           72.0           71.6           71.8           71.6           69.3           60.7           65.4
       74.7           75.3           74.2           74.2           74.0           71.8           70.9           66.6

Quantitative Market Risk Disclosures
(not covered by report of independent accountants)





Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2000, and the potential for near term losses from reasonably possible near term changes in market rates or prices.




OTHER THAN TRADING FINANCIAL INSTRUMENTS

Financial instruments subject to interest rate risk as of December 31, 2000 were:

                                                                                        MARKET VALUE
                                                                                        ------------
                                                               -200 BPS     -100 BPS                  +100 BPS      +200 BPS
(millions)                                                      CHANGE       CHANGE      ACTUAL        CHANGE        CHANGE
----------                                                      ------       ------      ------        ------        ------
U.S. Government obligations                                  $    505.7    $   477.3    $   450.7    $   425.9     $   402.5
State and local government obligations                          1,107.8      1,065.6      1,025.4        987.2         951.4
Asset-backed securities                                         2,298.6      2,273.0      2,204.5      2,133.6       2,056.2
Other debt securities                                           1,174.6      1,137.3      1,103.5      1,070.1       1,037.7
Preferred stocks                                                  868.5        841.1        813.7        786.2         758.8
Term trust certificates                                           222.6        221.5        220.4        219.3         218.1
Short-term investments                                            186.8        186.8        186.8        186.8         186.8
                                                             ----------    ---------    ---------    ---------     ---------
                                                             $  6,364.6    $ 6,202.6    $ 6,005.0    $ 5,809.1     $ 5,611.5
                                                             ==========    =========    =========    =========     =========

Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. Bonds and preferred stocks are individually priced to yield to the worst case scenario. State and local government obligations, including lease deals and super sinkers, are assumed to hold their prepayment patterns. Asset-backed securities are priced assuming deal specific prepayment scenarios, considering the deal structure, prepayment penalties, yield maintenance agreements and the underlying collateral. Over 95% of the preferred stocks have mechanisms that are expected to provide an opportunity to liquidate at par.

Financial instruments subject to equity market risk as of December 31, 2000 were:

                                                           HYPOTHETICAL MARKET CHANGES
                                                           ---------------------------
                                           MARKET
(millions)                                 VALUE              +10%               -10%
----------                                 -----              ----               ----
Common stocks                             $ 978.3          $ 1,071.6           $ 885.0


The model represents the estimated value of the Company's common stock portfolio given a + (-) 10% change in the market, based on the common stock portfolio's weighted average beta of .95. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio's beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement.

Betas are not available for all securities. In such cases, the change in market value reflects a direct + (-) 10% change; the number of securities without betas is less than 25%. There were no stock index futures in the common stock portfolio at December 31, 2000. The model does not include term trust certificates, which comprised $220.4 million of the common stock portfolio at the end of 2000, as these securities are subject to interest rate risk rather than equity market risk.


52                                  The Progressive Corporation and Subsidiaries

Financial instruments subject to foreign currency risk as of December 31, 2000 were:

                                                        MARKET       NOTIONAL       HYPOTHETICAL
  (millions)                                            VALUE          VALUE        GAIN (LOSS)
  ----------                                            -----          -----        -----------
  Canadian fixed income investments                    $ 40.0           N/A           $ (4.0)
  Other foreign fixed income investments                  2.2           N/A              (.2)
  Foreign currency forwards - liabilities                 (.6)          4.9               .5
                                                       ------           ---           ------
                                                       $ 41.6           N/A           $ (3.7)
                                                       ======           ===           ======

N/A = not applicable; notional value pertains only to derivative instruments

The foreign equity portfolio, which may include stock index futures, foreign currency forwards and foreign preferred stocks, is comprised of numerous currencies, none of which are individually material. Therefore, sensitivity results are presented by class of financial instrument. The model calculates a gain or loss in market value if the U.S. dollar depreciates by 10% to the respective currency. The model does not attempt to reflect the correlation of multiple currencies to changes in the U.S. dollar. At December 31, 2000, the Company did not have any cross currency exposures.

TRADING FINANCIAL INSTRUMENTS

At December 31, 2000, the Company had trading securities, including derivative instruments used for trading purposes, with a net market value of $2.3 million. During 2000, net activity in the trading portfolio was not material to the Company's financial position or cash flows.

For 2000, the Company realized $18.7 million of net losses on trading securities. Exposure to loss from open trading positions was not material individually or in the aggregate.

Analysis of Loss and Loss Adjustment Expenses (LAE) Development
(not covered by report of independent accountants)


                                                                                                                     (millions)
For the years ended
December 31,             1990    1991    1992     1993     1994(3)    1995       1996     1997      1998      1999       2000
------------             ----    ----    ----     ----     -------    ----       ----     ----      ----      ----       ----
Loss and LAE
   reserves(1)          $791.6  $861.5  $956.4  $1,012.4  $1,098.7  $1,314.4  $1,532.9  $1,867.5  $1,945.8  $2,200.2   $2,785.3

Re-estimated
    reserves as of:
  One year later         748.8   810.0   857.9     869.9   1,042.1   1,208.6   1,429.6   1,683.3   1,916.0   2,276.0
  Two years later        726.5   771.9   765.5     837.8     991.7   1,149.5   1,364.5   1,668.5   1,910.6
  Three years later      712.7   718.7   737.4     811.3     961.2   1,118.6   1,432.3   1,673.1
  Four years later       683.7   700.1   725.2     794.6     940.6   1,137.7   1,451.0
  Five years later       666.3   695.1   717.3     782.9     945.5   1,153.3
  Six years later        664.8   692.6   711.1     780.1     952.7
  Seven years later      664.5   688.2   709.2     788.6
  Eight years later      661.4   687.9   714.6
  Nine years later       660.4   690.3
  Ten years later        665.9

Cumulative redundancy/
     (deficiency)       $125.7  $171.2  $241.8  $  223.8   $ 146.0   $ 161.1  $   81.9  $  194.4  $   35.2  $  (75.8)

Percentage(2)             15.9    19.9    25.3      22.1      13.3      12.3       5.3      10.4       1.8      (3.4)

The chart represents the development of the property-casualty loss and LAE reserves for 1990 through 1999. The reserves are re-estimated based on experience as of the end of each succeeding year and are increased or decreased as more information becomes known about the frequency and severity of claims for individual years. The cumulative redundancy/(deficiency) represents the aggregate change in the estimates over all prior years.

(1) Represents loss and LAE reserves net of reinsurance recoverables on unpaid losses at the balance sheet date.

(2)      Cumulative redundancy/(deficiency)/loss and LAE reserves.

(3) In 1994, based on a review of its total loss reserves, the Company eliminated its $71.0 million "supplemental reserve."


54                                  The Progressive Corporation and Subsidiaries

Direct Premiums Written by State
(not covered by report of independent accountants)

(millions)               2000                  1999                    1998                     1997                     1996
----------               ----                  ----                    ----                     ----                     ----
Florida         $  773.2      12.1%   $  895.6       14.2%    $  784.4        14.4%    $  663.0       13.7%    $  467.4        12.9%
Ohio               563.2       8.8       528.1        8.4        447.7         8.2        404.3        8.4        340.8         9.4
Texas              532.6       8.3       557.6        8.8        518.6         9.5        509.4       10.6        349.9         9.6
New York           425.6       6.6       600.4        9.5        522.2         9.6        446.3        9.2        358.0         9.8
California         376.6       5.9       416.0        6.6        343.2         6.3        291.7        6.0        171.6         4.7
Georgia            368.6       5.8       301.9        4.8        277.8         5.1        261.9        5.4        212.1         5.8
Pennsylvania       312.3       4.9       322.3        5.1        292.3         5.4        248.3        5.1        201.3         5.5
All other        3,050.0      47.6     2,683.4       42.6      2,265.1        41.5      2,000.3       41.6      1,537.3        42.3
                --------     -----    --------      -----     --------       -----     --------      -----     --------       -----
   Total        $6,402.1     100.0%   $6,305.3      100.0%    $5,451.3       100.0%    $4,825.2      100.0%    $3,638.4       100.0%
                ========     =====    ========      =====     ========       =====     ========      =====     ========       =====


The Progressive Corporation and Subsidiaries                                  55

DIRECTORS                         Stephen R. Hardis(2),(4)         Norman S. Matthews(3)                  CORPORATE OFFICERS
                                  Chairman of the Board,           Consultant,
Milton N. Allen(1),(2)            Axcelis Technologies, Inc.       formerly President,                    Peter B. Lewis
Consultant and Trustee,           (manufacturing)                  Federated Department Stores, Inc.      Chairman
Profit and Nonprofit                                               (retailing)
Organizations                     Janet Hill(1)                                                           Glenn M. Renwick
                                  Vice President,                  Glenn M. Renwick                       President and
B. Charles Ames(1)                Alexander & Associates, Inc.     President and                          Chief Executive Officer
Partner,                          (management consulting)          Chief Executive Officer
Clayton, Dubilier & Rice, Inc.                                                                            Charles E. Jarrett
(investment banking)              Jeffrey D. Kelly(4)              Donald B. Shackelford(3)               Secretary
                                  Executive Vice President and     Chairman,
James E. Bennett III(3)           Chief Financial Officer,         Fifth Third Bank, Central Ohio         W. Thomas Forrester
President and                     National City Corporation        (commercial bank)                      Treasurer
Chief Executive Officer,          (commercial banking)
EmployOn.com LLC                                                                                          Jeffrey W. Basch
(online recruiting)               Peter B. Lewis(2),(4)            (1) Audit  Committee member            Vice President
                                  Chairman of the Board
Charles A. Davis(4)                                                (2) Executive Committee member         Thomas A. King
President and                                                                                             Vice President
Chief Executive Officer,                                           (3) Executive Compensation
MMC Capital, Inc.                                                      Committee member
(private equity investing)
                                                                   (4) Investment and Capital
                                                                       Committee member

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 20, 2001, at 10:00 a.m. There were 3,766 shareholders of record on December 31, 2000.


PRINCIPAL OFFICE

The principal office of The Progressive Corporation is at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

Web site: progressive.com


TOLL-FREE TELEPHONE NUMBERS

For assistance after an accident or to report a claim, 24 hours a day, 7 days a week, call: 1-800-274-4499.

To check rates available to you from Progressive and up to three other leading auto insurance companies, call: 1-800-AUTO-PRO(R) (1-800-288-6776) or visit: progressive.com.

For 24 Hour Policy Service, call: 1-800-888-7764.


COUNSEL

Baker & Hostetler LLP, Cleveland, Ohio


TRANSFER AGENT AND REGISTRAR

If you have questions about a specific stock ownership account, write or call:
Corporate Trust Customer Service, National City Bank, 1900 East Ninth Street, Cleveland, Ohio 44114. Phone: 1-800-622-6757.


COMMON SHARES

The Progressive Corporation's Common Shares (symbol PGR) are traded on the New York Stock Exchange. Dividends are customarily paid on the last day of each quarter. The 2001 quarterly dividend record dates, subject to Board approval, are as follows: March 9, June 8, September 14 and December 14.


SHAREHOLDER/INVESTOR RELATIONS

The Progressive Corporation does not maintain a mailing list for distribution of shareholders' reports. To view Progressive's publicly filed documents as well as its earnings releases, shareholders can access the Company's Web site: www.progressive.com/investors.

To request copies of public financial information on the Company, write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, e-mail: investor_relations@progressive.com or call: 1-440-446-7165.

For specific questions on financial information, call: 1-440-446-2851 or e-mail: investor_relations@progressive.com.

For stock ownership account information, call National City Bank at:
1-800-622-6757.

For all other Company information, call: 1-440-461-5000 or e-mail: webmaster@progressive.com.


INTERACTIVE ANNUAL REPORT

The Progressive Corporation's 2000 Annual Report, in an interactive format, can be found at: www.progressive.com/annualreport.

(C) 2001 The Progressive Corporation
Design    Nesnadny + Schwartz, Cleveland + New York + Toronto
Artwork   Greg Colson, represented by Griffin Contemporary and Sperone Westwater
Printing  Fortran Printing

                             THE PROGRESSIVE        6300 WILSON MILLS ROAD
                             CORPORATION            MAYFIELD VILLAGE, OHIO 44143
                                                    WWW.PROGRESSIVE.COM
                                                    440.461.5000




















                               [PROGRESSIVE LOGO]