Form 10-K, Exhibit 13
period 2002-12-31
PROGRESSIVE CORP/OH/
filed 2003-03-14
CIK 80661

Appendix B

2002 Annual Report to Shareholders

APP.-B-1

The Progressive Corporation and Subsidiaries
Report of PricewaterhouseCoopers LLP, Independent Accountants

To the Board of Directors and Shareholders, The Progressive Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio
January 22, 2003

APP.-B-2
The Progressive Corporation and Subsidiaries
Consolidated Statements of Income

	(millions-except per share amounts)
For the years ended December 31,	2002	2001	2000

Revenues
Premiums earned	$8,883.5	$7,161.8	$6,348.4
Investment income	455.2	413.6	385.2
Net realized gains (losses) on securities	(78.6)	(111.9)	16.9
Service revenues	34.3	24.7	20.5

Total revenues	9,294.4	7,488.2	6,771.0

Expenses
Losses and loss adjustment expenses	6,299.1	5,264.1	5,279.4
Policy acquisition costs	1,031.6	864.9	788.0
Other underwriting expenses	874.2	686.9	559.3
Investment expenses	11.5	12.7	9.1
Service expenses	22.0	19.8	21.4
Interest expense	74.6	52.2	77.8
Nonrecurring item[1]	—	—	4.2

Total expenses	8,313.0	6,900.6	6,739.2

Net Income
Income before income taxes	981.4	587.6	31.8
Provision (benefit) for income taxes	314.1	176.2	(14.3)

Net income	$667.3	$411.4	$46.1

Computation of Earnings Per Share
Basic:
Average shares outstanding	219.0	221.0	219.6

Per share	$3.05	$1.86	$.21

Diluted:
Average shares outstanding	219.0	221.0	219.6
Net effect of dilutive stock options	4.2	4.2	3.4

Total equivalent shares	223.2	225.2	223.0

Per share	$2.99	$1.83	$.21

[1]	Represents the realization of the foreign currency translation loss associated with the substantial liquidation of the Company’s foreign subsidiary.

All share and per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

See notes to consolidated financial statements.

APP.-B-3
The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets

		(millions)
December 31,	2002	2001

Assets
Investments:
Available-for-sale:
Fixed maturities, at market (amortized cost: $7,409.4 and $5,873.0)	$7,712.5	$5,949.0
Equity securities, at market:
Preferred stocks (cost: $631.9 and $675.4)	656.7	713.9
Common equities (cost: $1,425.3 and $1,263.7)	1,347.3	1,336.0
Short-term investments, at amortized cost (market: $567.8 and $227.4)	567.8	227.4

Total investments	10,284.3	8,226.3
Cash	16.9	11.2
Accrued investment income	77.9	75.2
Premiums receivable, net of allowance for doubtful accounts of $54.6 and $46.2	1,742.8	1,497.1
Reinsurance recoverables, including $34.8 and $33.2 on paid losses	215.7	201.5
Prepaid reinsurance premiums	96.7	77.6
Deferred acquisition costs	363.5	316.6
Income taxes	219.2	178.1
Property and equipment, net of accumulated depreciation of $392.4 and $384.8	503.1	498.0
Other assets	44.3	40.8

Total assets	$13,564.4	$11,122.4

Liabilities and Shareholders’ Equity
Unearned premiums	$3,304.3	$2,716.7
Loss and loss adjustment expense reserves	3,813.0	3,238.0
Accounts payable, accrued expenses and other liabilities	1,190.1	821.3
Debt	1,489.0	1,095.7

Total liabilities	9,796.4	7,871.7

Shareholders’ equity:
Common Shares, $1.00 par value (authorized 300.0, issued 230.1 and 83.1, including treasury shares of 12.1 and 9.7)	218.0	73.4
Paid-in capital	584.7	554.0
Accumulated other comprehensive income (loss):
Net unrealized appreciation on investment securities	162.4	121.5
Hedges on forecasted transactions	11.7	9.2
Foreign currency translation adjustment	(4.8)	(4.8)
Retained earnings	2,796.0	2,497.4

Total shareholders’ equity	3,768.0	3,250.7

Total liabilities and shareholders’ equity	$13,564.4	$11,122.4

See notes to consolidated financial statements.

APP.-B-4
The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity

(millions — except per share amounts)

For the years ended December 31,	2002		2001		2000

Retained Earnings
Balance, Beginning of year	$2,497.4		$2,220.4		$2,210.5
Net income	667.3	$667.3	411.4	$411.4	46.1	$46.1

Cash dividends on Common Shares ($.096, $.093 and $.090 per share, split effected)	(21.1)		(20.6)		(19.8)
Treasury shares purchased	(200.7)		(112.5)		(15.5)
Capitalization of stock split	(147.0)		—		—
Other, net	.1		(1.3)		(.9)

Balance, End of year	$2,796.0		$2,497.4		$2,220.4

Accumulated Other Comprehensive
Income (Loss), Net of Tax
Balance, Beginning of year	$125.9		$64.7		$(12.4)
Change in unrealized appreciation		40.9		52.0		72.9
Hedges on forecasted transactions		2.5		9.2		—
Foreign currency translation adjustment		—		—		4.2

Other comprehensive income	43.4	43.4	61.2	61.2	77.1	77.1

Balance, End of year	$169.3		$125.9		$64.7

Comprehensive Income		$710.7		$472.6		$123.2

Common Shares, $1.00 Par Value
Balance, Beginning of year	$73.4		$73.5		$73.1
Stock options exercised	1.2		.8		.7
Treasury shares purchased[1]	(3.6)		(.9)		(.3)
Capitalization of stock split	147.0		—		—

Balance, End of year	$218.0		$73.4		$73.5

Paid-In Capital
Balance, Beginning of year	$554.0		$511.2		$481.6
Stock options exercised	21.4		25.2		17.9
Tax benefits on stock options exercised	19.3		24.4		11.3
Treasury shares purchased	(10.0)		(6.8)		(2.0)
Other	—		—		2.4

Balance, End of year	$584.7		$554.0		$511.2

Total Shareholders’ Equity	$3,768.0		$3,250.7		$2,869.8

There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

[1]	The Company did not split treasury shares. In 2002, the Company repurchased 136,182 Common Shares prior to the stock split and 3,471,916 Common Shares subsequent to the stock split.

See notes to consolidated financial statements.

APP.-B-5
The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows

			(millions)
For the years ended December 31,	2002	2001	2000

Cash Flows From Operating Activities
Net income	$667.3	$411.4	$46.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	83.9	81.0	77.6
Net realized (gains) losses on securities	78.6	111.9	(16.9)
Realized foreign currency translation loss	—	—	4.2
Changes in:
Unearned premiums	587.6	80.2	(144.9)
Loss and loss adjustment expense reserves	575.0	251.6	570.2
Accounts payable, accrued expenses and other liabilities	256.6	103.4	40.1
Prepaid reinsurance premiums	(19.1)	18.1	(7.4)
Reinsurance recoverables	(14.2)	36.2	17.0
Premiums receivable	(245.7)	69.9	193.8
Deferred acquisition costs	(46.9)	(6.7)	33.5
Income taxes	(65.1)	30.2	(6.9)
Tax benefits from exercise of stock options	19.3	24.4	11.3
Other, net	34.7	23.0	4.7

Net cash provided by operating activities	1,912.0	1,234.6	822.4

Cash Flows From Investing Activities
Purchases:
Available-for-sale: fixed maturities	(7,924.9)	(4,935.2)	(5,259.2)
equity securities	(680.7)	(1,696.0)	(1,227.2)
Sales:
Available-for-sale: fixed maturities	5,823.3	3,335.5	4,728.3
equity securities	412.0	1,436.3	837.5
Maturities, paydowns, calls and other:
Available-for-sale: fixed maturities	594.0	451.9	406.7
equity securities	—	135.9	27.0
Net (purchases) sales of short-term investments	(340.4)	(40.6)	42.2
Net unsettled security transactions	115.3	(95.3)	64.3
Purchases of property and equipment	(89.9)	(74.9)	(130.3)

Net cash used in investing activities	(2,091.3)	(1,482.4)	(510.7)

Cash Flows From Financing Activities
Proceeds from exercise of stock options	22.6	26.0	18.6
Proceeds from debt	398.6	365.4	—
Payments of debt	(.8)	(.5)	(300.4)
Dividends paid to shareholders	(21.1)	(20.6)	(19.8)
Acquisition of treasury shares	(214.3)	(120.2)	(17.8)
Other, net	—	—	2.4

Net cash provided by (used in) financing activities	185.0	250.1	(317.0)

Increase (decrease) in cash	5.7	2.3	(5.3)
Cash, Beginning of year	11.2	8.9	14.2

Cash, End of year	$16.9	$11.2	$8.9

See notes to consolidated financial statements.

APP.-B-6

The Progressive Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

1   Reporting and Accounting Policies

Nature of Operations The Progressive Corporation, an insurance holding company formed in 1965, owns 69 subsidiaries and has 1 mutual insurance company affiliate and 1 reciprocal insurance company affiliate (the Company). The insurance subsidiaries and affiliates provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States. The Company’s Personal Lines segment writes insurance for private passenger automobiles and recreation vehicles through both the independent agent channel and the direct channel. The Company’s Commercial Auto segment writes insurance for automobiles and trucks owned by small businesses primarily through the independent agent channel.

Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries and affiliates. All of the subsidiaries and the affiliates are wholly owned or controlled. All intercompany accounts and transactions are eliminated in consolidation.

Estimates The Company is required to make estimates and assumptions when preparing its financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (GAAP). Actual results could differ from those estimates.

Investments Available-for-sale: fixed maturity securities are debt securities, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of the Company’s asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs or similar economic factors. These securities are carried at market value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reported in accumulated other comprehensive income. Market values are obtained from a recognized pricing service or other quoted sources. The asset-backed portfolio is accounted for under the retrospective method; prepayment assumptions are based on market expectations. For interest only and non-investment-grade asset-backed securities, the prospective method is used in accordance with the guidance prescribed by Emerging Issues Task Force Issue 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interest in Securitized Financial Assets.”

   Available-for-sale: equity securities include common equities and nonredeemable preferred stocks and are reported at quoted market values. Changes in the market values of these securities, net of deferred income taxes, are reflected as unrealized appreciation or depreciation in accumulated other comprehensive income. Changes in value of foreign equities due to foreign currency exchange rates are limited by foreign currency hedges; unhedged amounts are not material and changes in value are recognized in income in the current period. There were no foreign currency hedges outstanding at December 31, 2002.
   Trading securities are securities bought principally for the purpose of sale in the near term and, when not material to the Company’s financial position, cash flows or results of operations, are reported at market value within the available-for-sale portfolio. During 2002, the Company had no trading securities. In prior years, the net activity in trading securities was not material to the Company’s financial position or cash flows; the effect on results of operations is separately disclosed in Note 2 — Investments. To the extent the Company has trading securities, changes in market value would be recognized in income in the current period.
   Derivative instruments may include futures, options, forward positions, foreign currency forwards and interest rate swap agreements and may be used in the portfolio for risk management, fair value hedging or trading purposes. During 2002, the Company had no fair value hedges or derivative instruments held or issued for risk management or trading purposes. In prior years, the net activity in these instruments was not material to the Company’s financial position, cash flows or results of operations; gains or losses during the year were reported in the available-for-sale portfolio. Gains and losses on foreign currency hedges offset the foreign exchange gains and losses on the foreign equity portfolio. The Company did not have any foreign currency equity during 2002.
   To the extent the Company held derivative instruments, the derivatives would be recognized as either assets or liabilities and measured at fair value with changes in fair value recognized in income in the period of change. Changes in the fair value of the hedged items would be recognized in income while the hedge was in effect.
   Derivatives designated as hedges would also be evaluated on established criteria to determine the effectiveness of their correlation to, and ability to reduce risk of, specific securities or transactions; effectiveness would be reassessed regularly. If the effectiveness of a fair value hedge becomes non-compliant, the adjustment in the change in value of the hedged item would no longer be recognized in income during the current period.
   Derivatives may also be used to hedge forecasted transactions. Changes in fair value of these hedges are reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction. Gains and losses on hedges on forecasted transactions are amortized over the life of

APP.-B-7
the hedged item (see Note 4 — Debt). Hedges on forecasted transactions that no longer qualify for hedge accounting due to lack of correlation are considered derivatives used for risk management purposes.
   Short-term investments include eurodollar deposits, commercial paper and other securities maturing within one year and are reported at amortized cost, which approximates market.
   Investment securities are exposed to various risks such as interest rate, market and credit risk. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect portfolio value in the near term. The Company continually monitors its portfolio for pricing changes, which might indicate potential impairments and, on a quarterly basis, performs a detailed review of securities with unrealized losses based on predetermined criteria. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rates or equity market declines. When a security in the Company’s investment portfolio has an unrealized loss in market value that is deemed to be other than temporary, the Company reduces the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. Any future increases in the market value of securities written down are reflected as changes in unrealized gains as part of accumulated other comprehensive income within shareholders’ equity.
   Realized gains and losses on securities are computed based on the first-in first-out method and include write-downs on available-for-sale securities considered to have other than temporary declines in market value.

Property and Equipment Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets using accelerated methods for computers and the straight-line method for all other fixed assets. The useful lives range from 3 to 4 years for computers, 10 to 40 years for buildings and improvements, and 5 to 6 years for all other property and equipment. Property and equipment includes software capitalized for internal use. At December 31, 2002 and 2001, land and buildings comprised 71% and 73%, respectively, of total property and equipment.

   Total interest capitalized was $.5 million, $1.2 million and $3.3 million in 2002, 2001 and 2000, respectively, relating to both the Company’s construction projects and capitalized computer software costs.

Insurance Premiums and Receivables Insurance premiums written are earned primarily on a pro rata basis over the period of risk using a mid-month convention. The Company provides insurance and related services to individuals, small commercial accounts and lenders throughout the United States, and offers a variety of payment plans. Generally, premiums are collected in advance of providing risk coverage, minimizing the Company’s exposure to credit risk. The Company performs a policy level evaluation to determine the extent the premiums receivable balance exceeds its unearned premiums balance. The Company then ages this exposure to establish an allowance for doubtful accounts.

Income Taxes The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are net unrealized gains/losses on securities, loss reserves, unearned premiums reserves, deferred acquisition costs and non-deductible accruals. The Company reviews its deferred tax assets and liabilities for recoverability. At December 31, 2002, the Company is able to demonstrate that the benefit of its deferred tax assets is fully realizable.

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

Reinsurance The Company’s reinsurance transactions include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures-CAIP), for which the Company retains no indemnity risk (see Note 6 — Reinsurance for further discussion). The remaining reinsurance arises from the Company seeking to reduce its loss exposure in its auto and non-auto programs. Prepaid reinsurance premiums are recognized on a pro rata basis over the period of risk using a mid-month convention. Because the Company’s primary line of business, auto insurance, is written at relatively low limits of liability, the Company does not believe that it needs to mitigate its risk through voluntary reinsurance.

Earnings Per Share Basic earnings per share are computed using the weighted average number of Common Shares outstanding. Diluted earnings per share include common stock equivalents assumed outstanding during

APP.-B-8
the period. The Company’s common stock equivalents include only stock options.

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

Guaranty Fund Assessments Guaranty fund assessments are accrued after a formal determination of insolvency has occurred and the Company has written the premiums on which the assessments will be based.

Service Revenues and Expenses Service revenues consist primarily of fees generated from processing business for involuntary plans and are earned on a pro rata basis over the term of the related policies. Acquisition expenses are deferred and amortized over the period in which the related revenues are earned.

Supplemental Cash Flow Information Cash includes only bank demand deposits. The Company paid income taxes of $392.0 million, $127.3 million and $13.8 million in 2002, 2001 and 2000, respectively. Total interest paid was $64.4 million during 2002, $51.3 million during 2001 and $81.6 million during 2000.

   The Company effected a 3-for-1 stock split in the form of a dividend to shareholders on April 22, 2002. The Company issued its Common Shares by transferring $147.0 million from retained earnings to the Common Share account. All share and per share amounts and stock prices were adjusted to give effect to the split. Treasury shares were not split.

Stock Options The Company follows the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for its stock option activity in the financial statements. The Company granted all options currently outstanding at an exercise price equal to the market price at the date of grant and, therefore, under APB 25, no compensation expense is recorded. The Company follows the disclosure provisions of Statement of Financial Accounting Standards (SFAS) 123, “Accounting for Stock-Based Compensation.”

The following table is presented in accordance with SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” The Company uses the Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant.

(millions, except per share amounts)	2002	2001	2000

Net income, as reported	$667.3	$411.4	$46.1
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(16.9)	(15.4)	(12.1)

Net income, pro forma	$650.4	$396.0	$34.0

Earnings per share
Basic — as reported	$3.05	$1.86	$.21
Basic — pro forma	2.97	1.79	.15

Diluted — as reported	$2.99	$1.83	$.21
Diluted — pro forma	2.92	1.76	.15

APP.-B-9

2   Investments

The composition of the investment portfolio at December 31 was:

		Gross	Gross		% of
		Unrealized	Unrealized	Market	Total
(millions)	Cost	Gains	Losses	Value	Portfolio

2002
Available-for-sale:
U.S. government obligations	$1,619.6	$27.3	$—	$1,646.9	16.0%
State and local government obligations	1,900.3	76.2	(.5)	1,976.0	19.2
Foreign government obligations	25.6	.8	—	26.4	.3
Corporate and U.S. agency debt securities	1,443.1	75.6	(5.9)	1,512.8	14.7
Asset-backed securities	2,420.8	140.1	(10.5)	2,550.4	24.8

	7,409.4	320.0	(16.9)	7,712.5	75.0
Preferred stocks	631.9	35.1	(10.3)	656.7	6.4
Common equities	1,425.3	55.3	(133.3)	1,347.3	13.1
Short-term investments	567.8	—	—	567.8	5.5

	$10,034.4	$410.4	$(160.5)	$10,284.3	100.0%

2001
Available-for-sale:
U.S. government obligations	$667.9	$3.1	$(3.3)	$667.7	8.1%
State and local government obligations	1,066.0	24.6	(6.0)	1,084.6	13.2
Foreign government obligations	38.2	.9	—	39.1	.5
Corporate and U.S. agency debt securities	1,823.7	41.7	(13.2)	1,852.2	22.5
Asset-backed securities	2,277.2	62.2	(34.0)	2,305.4	28.0

	5,873.0	132.5	(56.5)	5,949.0	72.3
Preferred stocks	675.4	39.4	(.9)	713.9	8.7
Common equities	1,263.7	110.8	(38.5)	1,336.0	16.2
Short-term investments	227.4	—	—	227.4	2.8

	$8,039.5	$282.7	$(95.9)	$8,226.3	100.0%

For changes in the net unrealized gains (losses) during the period, see Note 10 — Other Comprehensive Income.

At December 31, 2002, bonds in the principal amount of $80.2 million were on deposit with various regulatory agencies to meet statutory requirements. The Company did not have any securities of one issuer with an aggregate cost or market value exceeding ten percent of total shareholders’ equity at December 31, 2002 or 2001.

The components of net investment income for the years ended December 31 were:

(millions)	2002	2001	2000

Available-for-sale: fixed maturities	$379.4	$335.0	$296.8
preferred stocks	45.1	53.8	37.5
common equities	22.8	14.2	26.1
Short-term investments	7.9	10.6	24.8

Investment income	455.2	413.6	385.2
Investment expenses	11.5	12.7	9.1

Net investment income	$443.7	$400.9	$376.1

APP.-B-10

The components of net realized gains (losses) for the years ended December 31 were:

(millions)	2002	2001	2000

Gross realized gains:
Available-for-sale: fixed maturities	$159.4	$63.0	$41.3
preferred stocks	12.0	4.2	1.2
common equities	35.3	119.7	158.2
Short-term investments	—	.1	.7

	206.7	187.0	201.4

Gross realized losses:
Available-for-sale: fixed maturities	(85.6)	(51.9)	(43.8)
preferred stocks	(.1)	(31.0)	(2.9)
common equities	(199.6)	(216.0)	(137.8)

	(285.3)	(298.9)	(184.5)

Net realized gains (losses) on securities:
Available-for-sale: fixed maturities	73.8	11.1	(2.5)
preferred stocks	11.9	(26.8)	(1.7)
common equities	(164.3)	(96.3)	20.4
Short-term investments	—	.1	.7

	$(78.6)	$(111.9)	$16.9

For 2002, 2001 and 2000, net realized gains (losses) on securities include $136.5 million, $36.0 million and $43.1 million, respectively, of write downs in securities determined to have an other than temporary decline in market value for securities held at December 31.

Trading securities are accounted for separately in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” At December 31, 2002 and 2001, the Company did not hold any trading securities. Net realized losses on trading securities for the years ended December 31, 2002, 2001 and 2000 were $0, $6.5 million and $19.0 million, respectively. Trading securities are not material to the Company’s financial condition, cash flows or results of operations and are reported within the available-for-sale portfolio, rather than separately disclosed.

The composition of fixed maturities by maturity at December 31, 2002 was:

		Market
(millions)	Cost	Value

Less than one year	$574.9	$589.7
One to five years	4,197.2	4,357.2
Five to ten years	2,471.0	2,597.3
Ten years or greater	166.3	168.3

	$7,409.4	$7,712.5

Asset-backed securities are reported based upon their projected cash flows. All other securities which do not have a single maturity date are reported at average maturity. Actual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

   The Company records derivative instruments at fair value on the balance sheet, with changes in value reflected in income during the current period. This accounting treatment did not change when SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” became effective January 1, 2001; therefore, no transition adjustment was required.
   Derivative instruments are generally used to manage the Company’s risks and enhance the yields of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. During 2002, the Company entered into a cash flow hedge in anticipation of its $400 million debt issuance, of which $150 million was originally expected to be a 10-year issuance and $250 million a 30-year issuance. The deci-

APP.-B-11
sion to issue all 30-year debt made the 10-year hedge a discontinued hedge and the loss recognized on closing the hedge of $1.5 million was realized in income in accordance with SFAS 133. During 2001, the Company entered into a cash flow hedge in anticipation of its $350 million debt issuance. The debt issuance hedges are described further in Note 4 — Debt.
   At December 31, 2002 and 2001, the Company did not hold any open risk management derivative positions. During 2002, the Company recognized net losses on risk management derivatives of $0, compared to $2.7 million in 2001 and $2.3 million in 2000.
   Derivative instruments may also be used for trading purposes. At December 31, 2002, the Company held no derivative instruments used for trading purposes. At December 31, 2001, the Company held a credit default protection instrument, with a net market value of less than $.1 million. Net gains (losses) on derivative positions were $(.1) million in 2002, $1.9 million in 2001 and $2.6 million in 2000 and are included in the available-for-sale portfolio.
   For all derivative positions, net cash requirements are limited to changes in market values, which may vary based upon changes in interest rates, currency exchange rates and other factors. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk.
   As of December 31, 2002, the Company had open investment funding commitments of $26.9 million. The Company had no uncollateralized lines or letters of credit as of December 31, 2002 or 2001.

3   Income Taxes

The components of the Company’s income tax provision (benefit) were as follows:

(millions)	2002	2001	2000

Current tax provision	$404.9	$176.6	$25.0
Deferred tax benefit	(90.8)	(.4)	(39.3)

Total income tax provision (benefit)	$314.1	$176.2	$(14.3)

The provision (benefit) for income taxes in the accompanying consolidated statements of income differed from the statutory rate as follows:

(millions)	2002		2001		2000

Income before income taxes	$981.4		$587.6		$31.8

Tax at statutory rate	$343.5	35%	$205.7	35%	$11.1	35%
Tax effect of:
Exempt interest income	(15.6)	(2)	(14.7)	(3)	(17.6)	(55)
Dividends received deduction	(12.9)	(1)	(12.6)	(2)	(10.3)	(32)
Goodwill amortization	—	—	—	—	1.4	4
Foreign currency translation loss	—	—	—	—	1.4	4
Other items, net	(.9)	—	(2.2)	—	(.3)	(1)

	$314.1	32%	$176.2	30%	$(14.3)	(45)%

At December 31, 2002 and 2001, net income taxes payable were $75.6 million and $49.4 million, respectively.

APP.-B-12

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2002 and 2001, the components of the net deferred tax assets were as follows:

(millions)	2002	2001

Deferred tax assets:
Unearned premiums reserve	$230.7	$191.4
Non-deductible accruals	79.2	54.6
Loss reserves	149.6	135.5
Capital loss carryforward	—	14.1
Write-downs on securities	50.7	11.4
Other	5.6	1.6
Deferred tax liabilities:
Deferred acquisition costs	(127.2)	(110.8)
Unrealized gains	(87.5)	(65.3)
Hedges on forecasted transactions	(6.3)	(5.0)

Net deferred tax assets	$294.8	$227.5

4   Debt

Debt at December 31 consisted of:

	2002		2001

		Market		Market
(millions)	Cost	Value	Cost	Value

6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	$393.5	$432.2	$—	$—
6.375% Senior Notes due 2012 (issued: $350.0, December 2001)	347.2	370.4	347.0	348.4
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	294.0	295.8	293.9	271.1
7.30% Notes due 2006 (issued: $100.0, May 1996)	99.8	110.9	99.8	106.1
6.60% Notes due 2004 (issued: $200.0, January 1994)	199.8	208.1	199.6	209.5
7% Notes due 2013 (issued: $150.0, October 1993)	148.7	165.5	148.6	150.6
Other debt	6.0	6.0	6.8	6.8

	$1,489.0	$1,588.9	$1,095.7	$1,092.5

Debt includes amounts the Company has borrowed and contributed to the capital of its insurance subsidiaries or borrowed for other long-term purposes. Market values are obtained from publicly quoted sources. Interest on all debt is payable semiannually. There are no restrictive financial covenants.

   The 6.25% Senior Notes, the 6.375% Senior Notes and the 6 5/8% Senior Notes (collectively, “Senior Notes”) may be redeemed in whole or in part at any time, at the option of the Company, subject to a “make whole” provision. All other debt is noncallable.
   Prior to issuance of the Senior Notes, the Company entered into forecasted debt issuance hedges to hedge against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed. Pursuant to SFAS 133, the Company recognized, as part of accumulated other comprehensive income, a $5.1 million gain associated with the 6.25% Senior Notes and an $18.4 million gain associated with the 6.375% Senior Notes. In addition, in 2001, the Company reclassified the remaining $4.2 million loss associated with the 6 5/8% Senior Notes from a deferred asset account, in accordance with SFAS 80, “Accounting for Futures Contracts,” to accumulated other comprehensive income. The gain/loss on these hedges is recognized as an adjustment to interest expense over the life of the related debt issuances.
   In May 1990, the Company entered into a revolving credit arrangement with National City Bank, which is reviewed by the bank annually. Under this agreement, the Company has the right to borrow up to $10.0 million. By selecting from available credit options, the Company may elect to pay interest at rates related to the London interbank offered rate, the bank’s base rate or at a money market rate. A commitment fee is payable on any unused portion of the committed amount at the rate of .125% per

APP.-B-13
annum. The Company had no borrowings under this arrangement at December 31, 2002 or 2001.
   Aggregate principal payments on debt outstanding at December 31, 2002, are $0 for 2003, $206.0 million for 2004, $0 for 2005, $100.0 million for 2006, $0 for 2007 and $1.2 billion thereafter.

5   Loss and Loss Adjustment Expense Reserves

Activity in the loss and loss adjustment expense reserves, prepared in accordance with GAAP, is summarized as follows:

(millions)	2002	2001	2000

Balance at January 1	$3,238.0	$2,986.4	$2,416.2
Less reinsurance recoverables on unpaid losses	168.3	201.1	216.0

Net balance at January 1	3,069.7	2,785.3	2,200.2

Incurred related to:
Current year	6,295.6	5,363.1	5,203.6
Prior years	3.5	(99.0)	75.8

Total incurred	6,299.1	5,264.1	5,279.4

Paid related to:
Current year	4,135.0	3,570.4	3,447.7
Prior years	1,601.7	1,409.3	1,246.6

Total paid	5,736.7	4,979.7	4,694.3

Net balance at December 31	3,632.1	3,069.7	2,785.3
Plus reinsurance recoverables on unpaid losses	180.9	168.3	201.1

Balance at December 31	$3,813.0	$3,238.0	$2,986.4

The Company’s objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while sustaining minimal variation from the date that the reserves are initially established until losses are fully developed. The Company’s reserves developed conservatively in 2001. Throughout 2000, the Company experienced an increase in severity trends which led to adverse development on prior accident years in 2000.

   Because the Company is primarily an insurer of motor vehicles, it has limited exposure for environmental, asbestos and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known. The Company does not believe that these claims will have a material affect on the Company’s liquidity, financial condition, cash flows or results of operations.
   The Company writes personal and commercial auto insurance in the coastal states, which could be exposed to natural catastrophes. Although the occurrence of a major catastrophe could have a significant affect on the Company’s quarterly results, the Company believes such an event would not be so material as to disrupt the overall normal operations of the Company. The Company is unable to predict if any such events will occur in the near term.

6   Reinsurance

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

   As of December 31, 2002 and 2001, approximately 55% and 50%, respectively, of the “prepaid reinsurance premiums” and “reinsurance recoverables” are comprised of CAIP, for which the Company retains no indemnity risk.

APP.-B-14

The effect of reinsurance on premiums written and earned for the years ended December 31 was as follows:

	2002		2001		2000

(millions)	Written	Earned	Written	Earned	Written	Earned

Direct premiums	$9,665.7	$9,078.1	$7,379.2	$7,299.0	$6,402.1	$6,547.0
Ceded	(213.8)	(194.7)	(119.2)	(137.3)	(206.0)	(198.6)
Assumed	.1	.1	.1	.1	—	—

Net premiums	$9,452.0	$8,883.5	$7,260.1	$7,161.8	$6,196.1	$6,348.4

Losses and loss adjustment expenses are net of reinsurance ceded of $131.8 million in 2002, $102.4 million in 2001 and $161.0 million in 2000.

7   Statutory Financial Information

At December 31, 2002, $405.5 million of consolidated statutory policyholders’ surplus represents net admitted assets of the Company’s insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

   During 2002, the insurance subsidiaries paid aggregate cash dividends of $34.5 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $455.5 million in 2003 without prior approval from regulatory authorities.
   Statutory policyholders’ surplus was $3,370.2 million and $2,647.7 million at December 31, 2002 and 2001, respectively. Statutory net income was $557.4 million, $469.5 million and $33.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.
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

8   Employee Benefit Plans

Retirement Plans The Company has a two-tiered Retirement Security Program. The first tier is a defined contribution pension plan covering all employees who meet requirements as to age and length of service. Contributions vary from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service. Company contributions were $13.0 million in 2002, $10.7 million in 2001 and $9.3 million in 2000.

   The second tier is a long-term savings plan under which the Company matches amounts contributed to the plan by an employee up to a maximum of 3% of the employee’s eligible compensation. Effective April 1, 2002, Company matching contributions may be invested by a participant in any of the investment funds available under the plan. Previously, such contributions were required to be invested in the Company stock fund until fully vested. Company matching contributions were $16.9 million in 2002, $14.4 million in 2001 and $12.9 million in 2000.
   During 2000, the Company terminated its defined benefit pension plan and recognized $3.2 million in settlement expenses. In addition, the Company recognized pension expense of $2.8 million in 2000.

Postemployment Benefits The Company provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation, and, if elected, continuation of health-care benefits. The Company’s liability was $10.0 million at December 31, 2002, compared to $8.3 million in 2001.

Postretirement Benefits The Company provides postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. This group of employees represents less than 1% of the Company’s current workforce. The Company’s funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide

APP.-B-15
not only for benefits attributed to services to date, but also for those expected to be earned in the future.

Deferred Compensation The Company maintains The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan), which permits eligible executives to defer receipt of some or all of their annual bonuses or other incentive awards. These deferred amounts are deemed invested in one or more investment funds, including Common Shares of the Company, offered under the Deferral Plan. All distributions from the Deferral Plan will be made in cash, except that distributions representing amounts deemed invested in Common Shares will be made in Common Shares. The Company reserved 900,000 Common Shares for issuance under the Deferral Plan. The Company established an irrevocable grantor trust to provide a source of funds to assist the Company in meeting its liabilities under the Deferral Plan. At December 31, 2002 and 2001, the trust held assets of $23.6 million and $19.2 million, respectively, of which $5.2 million and $5.0 million were held in Common Shares, to cover its liabilities.

Incentive Compensation Plans The Company’s 1995 Incentive Plan, which provides for the granting of stock options and other stock-based awards to key employees of the Company, has 15 million shares authorized. The 1989 Incentive Plan has expired. The nonqualified stock options granted are for periods up to ten years, become exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All options granted have an exercise price equal to the market value of the Common Shares on the date of grant. All option exercises are settled in Common Shares.

A summary of all employee stock option activity during the years ended December 31 follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
Options Outstanding	Shares	Price	Shares	Price	Shares	Price

Beginning of year	12,682,380	$23.81	13,576,176	$20.53	13,375,389	$19.40
Add (deduct):
Granted	1,194,192	52.17	2,012,082	30.89	3,257,367	19.67
Exercised	(1,464,862)	15.11	(2,437,755)	10.47	(2,036,772)	8.53
Cancelled	(464,439)	30.81	(468,123)	28.58	(1,019,808)	26.93

End of year	11,947,271	$27.44	12,682,380	$23.81	13,576,176	$20.53

Exercisable, end of year	4,542,722	$17.19	4,206,609	$13.19	4,633,842	$10.30

Available, end of year	6,988,479		7,739,682		10,876,707

The following employee options were outstanding or exercisable as of December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted Average	Weighted		Weighted
Range of	Number of	Remaining	Average	Number of	Average
Exercise Prices	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

$ 10<15	1,820,370	1.52 years	$11.57	1,820,370	$11.57
15<20	3,735,788	5.64 years	18.05	1,279,778	15.77
20<30	1,280,399	4.41 years	23.15	1,094,606	22.83
30<40	1,967,283	7.89 years	30.86	277,263	31.16
40<50	1,966,240	5.58 years	44.54	66,325	45.04
50<60	1,177,191	8.97 years	52.20	4,380	51.46

$ 10<60	11,947,271			4,542,722

In addition to the employee incentive plans disclosed above, the Company registered 600,000 Common Shares relating to stock options granted to directors of the Company, which have the same vesting, exercise and contract terms as the employee stock option awards. During 2002, 2001 and 2000, the Company granted options for 23,571 shares, 38,853 shares and 71,847 shares, respectively, to the non-employee directors. As of December 31, 2002, 2001 and 2000, the directors stock options outstanding and exercisable were 343,044 shares, 385,473 shares and 414,468 shares, respectively.

APP.-B-16

Under SFAS 123, the Company uses the Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant, including 134,271 options awarded to directors during the last three years, using the following assumptions:

	2002	2001	2000

Option Term	6 years	6 years	6 years
Annualized Volatility Rate	39.5%	37.7%	31.4%
Risk-free Rate of Return	4.66%	5.24%	6.40%
Dividend Yield	.25%	.30%	.50%

Black-Scholes Value	44.6%	44.5%	41.6%

The Company elected to account for terminations when they occur rather than include an attrition factor into its model.

In 2002 and 2001, the Company granted to certain senior managers options, which in addition to having a fixed vesting date, contain a provision for accelerated vesting based on achieving predetermined objectives. To calculate the fair value of these options awarded, the Company used the assumptions above, except for an eight-year option term, based on the exercise pattern of this group of employees. These assumptions produced a Black-Scholes value of 51.5% and 51.1% for 2002 and 2001, respectively.

   The amounts charged to income for incentive compensation plans, attributable to executive cash bonus programs for key members of management and a gainsharing program for all other employees, were $169.4 million in 2002, $128.3 million in 2001 and $8.3 million in 2000.

9   Segment Information

The Company writes personal automobile and other specialty property-casualty insurance and provides related services throughout the United States. The Company’s Personal Lines segment writes insurance for private passenger automobiles and recreation vehicles, and is generated either by an agent or written directly by the Company. The Personal Lines-Agent channel includes business written by the Company’s network of more than 30,000 independent insurance agencies and strategic alliance business relationships (other insurance companies, financial institutions, employers and national brokerage agencies). The Personal Lines-Direct channel includes business written through 1-800-PROGRESSIVE, online at progressive.com and on behalf of affinity groups. The Personal Lines segment, which includes both the Agent and Direct channels, are managed at a local level and structured into six regions. Each business area has a business leader and a product team, with local product managers at the state or regional level.

   The Company’s Commercial Auto segment writes primary liability, physical damage and other auto-related insurance for automobiles and trucks owned by small businesses. During 2002, the Company began separately reporting the Commercial Auto business from its other businesses and restated all prior periods discussed in this report.
   The Company’s other businesses include writing lenders’ collateral protection and directors’ and officers’ liability insurance and providing insurance-related services, mainly processing CAIP business.
   All revenues are generated from external customers and the Company does not have a reliance on any major customer.
   The Company evaluates segment profitability based on pretax underwriting and service profit (loss). Expense allocations are based on certain assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets, investment income, interest expense or income taxes to operating segments. In addition, the Company does not separately identify depreciation and amortization expense by segment and such disclosure would be impracticable. Companywide depreciation and amortization expense was $83.9 million in 2002, $81.0 million in 2001 and $77.6 million in 2000. The accounting policies of the operating segments are the same as those described in Note 1 — Reporting and Accounting Policies.

APP.-B-17

Following are the operating results for the years ended December 31:

	2002		2001		2000

		Pretax		Pretax		Pretax
(millions)	Revenues	Profit (Loss)	Revenues	Profit (Loss)	Revenues	Profit (Loss)

Personal Lines-Agent	$5,542.7	$388.0	$4,706.8	$251.2	$4,643.4	$(176.0)
Personal Lines-Direct	2,365.1	203.8	1,787.0	40.9	1,220.6	(128.7)

Total Personal Lines[1]	7,907.8	591.8	6,493.8	292.1	5,864.0	(304.7)
Commercial Auto Business	880.0	80.0	552.3	45.7	384.9	12.8
Other businesses[2]	130.0	19.1	140.4	13.0	120.0	8.5
Investments[3]	376.6	365.1	301.7	289.0	402.1	393.0
Interest expense	—	(74.6)	—	(52.2)	—	(77.8)

	$9,294.4	$981.4	$7,488.2	$587.6	$6,771.0	$31.8

[1]	Personal automobile insurance accounted for 93% of the total Personal Lines segment net premiums written in 2002, 2001 and 2000.

[2]	For 2000, pretax profit includes the realization of a $4.2 million foreign currency translation loss associated with the substantial liquidation of the Company’s foreign subsidiary.

[3]	Revenues represent recurring investment income and net realized gains/losses on securities; pretax profit is net of investment expenses.

10   Other Comprehensive Income

The components of other comprehensive income (loss) for the years ended December 31 were as follows:

	2002			2001			2000

		Tax			Tax			Tax
		(Provision)	After		(Provision)	After		(Provision)	After
(millions)	Pretax	Benefit	Tax	Pretax	Benefit	Tax	Pretax	Benefit	Tax

Unrealized gains (losses) arising during period:
Available-for-sale:
fixed maturities	$240.9	$(84.3)	$156.6	$17.0	$(5.9)	$11.1	$191.3	$(67.0)	$124.3
equity securities	(137.8)	48.2	(89.6)	40.9	(14.3)	26.6	(69.8)	24.4	(45.4)
Reclassification adjustment:[1]
Available-for-sale:
fixed maturities	(13.8)	4.7	(9.1)	16.7	(5.8)	10.9	(30.9)	10.7	(20.2)
equity securities	(26.2)	9.2	(17.0)	5.2	(1.8)	3.4	21.8	(7.6)	14.2

Net unrealized gains (losses)	63.1	(22.2)	40.9	79.8	(27.8)	52.0	112.4	(39.5)	72.9
Hedges on forecasted transactions[2]	3.8	(1.3)	2.5	14.2	(5.0)	9.2	—	—	—
Foreign currency translation adjustment[3]	—	—	—	—	—	—	4.2	—	4.2

Other comprehensive income	$66.9	$(23.5)	$43.4	$94.0	$(32.8)	$61.2	$116.6	$(39.5)	$77.1

[1]	Represents adjustments for gains (losses) realized in net income for securities held in the portfolio at December 31 of the preceding year.

[2]	Entered into for the purpose of managing interest rate risk associated with debt issuances. See Note 4 — Debt. The Company expects to reclassify $1.5 million into income within the next 12 months.

[3]	Foreign currency translation adjustments have no tax effect.

APP.-B-18

11   Litigation

The Company is named as defendant in various lawsuits generally relating to its insurance operations. All legal actions relating to claims made under insurance policies are considered by the Company in establishing its loss and loss adjustment expense reserves.

   The Company is also named as defendant in a number of putative class action lawsuits. Other insurance companies face many of these same issues. The lawsuits discussed below are in various stages of development. The Company plans to contest these suits vigorously and pursue settlement negotiations in those cases for which it deems it appropriate to do so. The outcome of these cases, excluding those where a settlement agreement has been reached and approved by the court, is uncertain at this time. In accordance with GAAP, the Company is only permitted to establish loss reserves for lawsuits when it is probable that a loss has been incurred and the Company can reasonably estimate its potential exposure.
   There are currently four putative class action lawsuits pending against the Company in various state courts seeking actual and punitive damages and alleging breach of contract and fraud because of the Company’s specification of after-market (non-original equipment manufacturer) replacement parts in the repair of insured or claimant vehicles. Plaintiffs in these suits allege that after-market parts are inferior to replacement parts manufactured by the vehicle’s original manufacturer and that the use of such parts fails to restore the damaged vehicle to its “pre-loss” condition, as required by their insurance policies. The Company does not consider a loss from these cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.
   The Company is defending seven putative class action lawsuits in various state courts seeking damages from the Company alleging breach of contract for failing to pay inherent diminished value of insureds’ vehicles under the collision, comprehensive or uninsured motorist property damage provisions of their auto policies. Six of these cases are pending in Texas. Inherent diminished value is defined by plaintiffs as the difference between the market value of the insured automobile before an accident and the market value after proper repair. Plaintiffs allege that they are entitled to the payment of inherent diminished value under the terms of their insurance policies. In February 2002, the Company reached an agreement to settle its Georgia diminution in value case for $19.8 million, plus administrative costs. The Company believes that Georgia law on diminution in value is an anomaly and has successfully defended several of these cases in other jurisdictions. Accordingly, the Company does not consider a loss from the remaining cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.
   There are five putative class action lawsuits pending against the Company in Florida challenging the legal propriety of the Company’s payment of preferred provider rates on personal injury protection (PIP) claims. The primary issue is whether the Company violated Florida law by paying PIP medical expense claims at preferred provider rates. The Company has established a loss reserve in connection with certain of these cases. For those cases where a reserve has been established, the Company believes that any ultimate disposition of these lawsuits for amounts in excess of the current reserve will not materially affect the Company’s financial condition, cash flows or results of operations. As to the remaining cases, the Company does not consider a loss to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.
   There are currently four putative class actions pending against the Company, which challenge the Company’s use of certain automated database vendors to assist in valuing total loss claims. Plaintiffs allege that these databases systematically undervalue total loss claims to the detriment of insureds. The plaintiffs are seeking actual and punitive damages. The Company has established a loss reserve in connection with certain of these cases. For those cases where a reserve has been established, the Company believes that any ultimate disposition of these lawsuits for amounts in excess of the current reserve will not materially affect the Company’s financial condition, cash flows or results of operations. As to the remaining cases, the Company does not consider a loss to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.
   The Company is currently defending five lawsuits involving worker classification issues. These lawsuits challenge the Company’s exempt employee classification under the federal Fair Labor Standards Act and/or various state laws. In November 2002, the Company reached an agreement to settle its lawsuit relating to the classification of the Company’s California claims employees as exempt workers for purposes of state wage and hour laws for an amount not to exceed $10 million. This class action lawsuit was based on California-specific law. The Company continues to believe that its classification of claim representatives as exempt workers is appropriate under federal law. Accordingly, the Company does not consider a loss from the remaining cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.
   In July 2002, the Company settled a nationwide class action lawsuit challenging one of the Company’s claim adjustment practices, known as the charging of “betterment,” in the adjustment of first party physical damage (vehicle damage) claims. Specifically, it was alleged that the Company made improper adjustments for depreciation

APP.-B-19
and physical condition. This settlement has received trial court approval and the claims process is complete.
   The Company is currently defending five putative class actions challenging the subsidiaries’ alternative commissions programs. Under these programs, the Company’s independent insurance agencies were able to offer its insurance products at different commission levels. In July 2002, the Company reached a nationwide settlement of these cases. The settlement, when final, will result in the payment of approximately $60 million, including the costs of settlement and attorneys’ fees. This class action settlement has received trial court approval and the claims process is complete. The settlement of these cases is currently being appealed by various objectors. On December 23, 2002, a case was filed in Mississippi on behalf of 19 individuals who opted-out of the nationwide settlement. This case also challenges the alternative commissions programs. The Company does not consider a loss from this case to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.
   The Company is currently defending six cases challenging certain aspects of the Company’s use of credit information and notice requirements under the federal Fair Credit Reporting Act. Three of these cases are putative national class actions, one is a state-specific class action that was certified in December 2002, and two are individual cases. The Company does not consider loss from these cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.
   There are currently two putative class actions pending against the Company challenging the Company’s use of automated database vendors to assist in evaluating certain first party bodily injury claims. The plaintiffs allege that Progressive uses biased third party vendors to analyze medical bills and determine whether the treatment and/or expenses are “reasonable” and “necessary.” The Company does not consider a loss from these cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

12   Commitments and Contingencies

The Company has operating lease commitments and service agreements with terms greater than one year, some with options to renew at the end of the contract periods.

The minimum commitments under noncancelable agreements at December 31, 2002, are as follows:

(millions)	Operating	Service
Year	Leases	Contracts	Total

2003	$62.3	$74.5	$136.8
2004	46.6	56.4	103.0
2005	27.8	20.2	48.0
2006	18.9	—	18.9
2007	12.7	—	12.7
Thereafter	33.4	—	33.4

Total expense incurred by the Company was:

(millions)	Operating	Service
Year	Leases	Contracts	Total

2002	$71.0	$66.7	$137.7
2001	69.9	49.9	119.8
2000	61.5	38.5	100.0

During 2000, the Company accrued $20.0 million related to the termination of a strategic alliance relationship. As a result of this dissolution, a related reinsurance agreement terminated and the Company was entitled to the run-off of all of the premium written under this agreement. The amount accrued represents the Company’s best estimate of the share of the net present value of the future profit on that business that the other party was entitled to receive upon this termination. There are no contingent obligations associated with this arrangement.

   During 2002, the Company incurred $21.2 million of guaranty fund assessments, compared to $14.6 million in 2001 and $2.0 million in 2000. At December 31, 2002 and 2001, the Company had $17.9 million and $11.5 million, respectively, reserved for future assessments on current insolvencies. The Company believes that any assessment in excess of its current reserves will not materially affect the Company’s financial condition, cash flows or results of operations.

APP.-B-20
   As of December 31, 2002, the Company had open investment funding commitments of $26.9 million. The Company had no uncollateralized lines or letters of credit as of December 31, 2002 or 2001.

13   Fair Value of Financial Instruments

Information about specific valuation techniques and related fair value detail is provided in Note 1 — Reporting and Accounting Policies, Note 2 — Investments and Note 4 — Debt. The cost and market value of the financial instruments as of December 31 are summarized as follows:

	2002		2001

		Market		Market
(millions)	Cost	Value	Cost	Value

Investments:
Available-for-sale: fixed maturities	$7,409.4	$7,712.5	$5,873.0	$5,949.0
preferred stocks	631.9	656.7	675.4	713.9
common equities	1,425.3	1,347.3	1,263.7	1,336.0
Short-term investments	567.8	567.8	227.4	227.4
Debt	(1,489.0)	(1,588.9)	(1,095.7)	(1,092.5)

14   Related Party Transactions

In January 2003, March 2002 and October 2001, the Company repurchased 400,000, 6,182 and 30,866, respectively, of its Common Shares, $1.00 par value, from Peter B. Lewis, the Company’s Chairman of the Board, at $52.23, $53.92 and $47.82, respectively, on a split-adjusted basis. The prices per share equaled the then current market prices of the Company’s stock as quoted on the New York Stock Exchange. These transactions are part of the Company’s ongoing repurchase program to eliminate the effect of dilution created by equity compensation awards.

APP.-B-21
The Progressive Corporation and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion of the consolidated financial condition and results of operations.

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

   During 2002, the Company repurchased 3,608,098 of its Common Shares, with 136,182 Common Shares repurchased prior to its 3-for-1 stock split, effective April 22, 2002, and 3,471,916 repurchased after the split. The total cost to repurchase these shares was $214.3 million with an average cost, on a split-adjusted basis, of $55.23 per share (the Company did not split its treasury shares). The 2002 repurchases included 19,294 Common Shares (average cost of $47.10 per share) repurchased to satisfy obligations under the Company’s benefit plans. During the three-year period ended December 31, 2002, the Company repurchased 4,841,386 of its Common Shares at a total cost of $352.4 million; these repurchases included 124,216 Common Shares repurchased to satisfy obligations under the Company’s benefit plans. See the Incentive Compensation Plans disclosure for further discussion on the Company’s policy regarding share repurchases.
   During the three-year period ended December 31, 2002, The Progressive Corporation received $329.2 million of dividends from its subsidiaries, net of capital contributions made to these subsidiaries. The regulatory restrictions on subsidiary dividends are described in Note 7 — Statutory Information, to the financial statements.
   The Company has substantial capital resources and is unaware of any trends, events or circumstances not disclosed herein that are reasonably likely to affect its capital resources in a material way. The Company has $250 million available for issuance of debt securities under a shelf registration statement filed with the Securities and Exchange Commission (SEC) in October 2002 (see discussion below).
   In October 2002, the Company filed a shelf registration statement with the SEC for the issuance of up to $650 million of debt securities, which included $150 million of unissued debt securities from a shelf registration filed in November 2001. The registration statement was declared effective in October 2002, and, in November 2002, the Company issued $400.0 million of 6.25% Senior Notes due 2032 under the shelf. The net proceeds of $398.6 million, which included $5.1 million received under a hedge on forecasted transactions that the Company entered into in anticipation of the debt issuance, are intended to be used for general corporate purposes. A portion of the net proceeds may be used to retire the Company’s outstanding 6.60% Notes due 2004 with a principal amount of $200 million.
   In November 2001, the Company filed a shelf registration statement with the SEC for the issuance of up to $500 million of debt securities. The registration statement was declared effective in November 2001, and, in December 2001, the Company issued $350.0 million of 6.375% Senior Notes due 2012 under the shelf. The net proceeds of $365.4 million, which included $18.4 million received under a hedge on forecasted transactions that the Company entered into in anticipation of the debt issuance, were intended to be used for general corporate purposes. The $150 million remaining under the shelf was rolled into the shelf registration statement filed with the SEC in October 2002.
   During the last three years, the Company issued $750.0 million and repaid $301.7 million of debt securities. See Note 4 — Debt, for further discussion on the Company’s current outstanding debt. The Company’s debt to total capital (debt plus equity) ratio is 28%.
   Based on the information reported above, management believes that the Company has substantial capital resources and sufficient borrowing capacity to support current and anticipated growth.
   The Company’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. For the three years ended December 31, 2002, operations generated positive cash flows of $3.97 billion and cash flows are expected to be positive in both the short-term and reasonably foreseeable future. The Company’s investment portfolio is highly liquid and consists substantially of readily marketable, investment-grade securities.
   Total capital expenditures for the three years ended December 31, 2002, aggregated $295.1 million. During this period, the Company constructed a five building, 732,300 square foot, corporate office complex in Mayfield Village, Ohio. Construction was completed in the first quarter of 2001 at a total cost of $129.0 million. The Company is currently planning to construct a 322,000 square foot call center complex in Colorado Springs, Colorado at an estimated total project cost of $62 million. The project is scheduled to be completed in 2004. In addition, the Company plans to expand its vehicle claims repair service by 20 additional sites in 2003. The Company expects to incur an estimated $3.6 million in lease costs related to these sites in 2003. These projects are funded through operating cash flows.
   Other than the items disclosed in Note 2 — Investments and Note 12 — Commitments and Contingencies regarding open investment funding commitments and operating leases and service agreements, respectively, the Company does not have any off-balance-sheet arrangements.

APP.-B-22

A summary of the Company’s contractual obligations as of December 31, 2002, follows:

	Payments due by period

		Less than			More than
(millions)	Total	1 year	1-3 years	3-5 years	5 years

Debt (Note 4)	$1,506.0	$—	$206.0	$100.0	$1,200.0
Operating Leases (Note 12)	201.7	62.3	74.4	31.6	33.4
Service Contracts (Note 12)	151.1	74.5	76.6	—	—

Total	$1,858.8	$136.8	$357.0	$131.6	$1,233.4

Investments The Company invests in fixed-maturity, equity and short-term securities and manages its portfolio to an 85% fixed income and 15% equity target allocation. The Company’s investment strategy recognizes its need to maintain capital adequate to support its insurance operations. The Company evaluates the risk/reward tradeoffs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity of the investment portfolio. Investments in the Company’s portfolio have varying degrees of risk. The market value of the portfolio was as follows:

(millions)	December 31, 2002		December 31, 2001

Investment-Grade Fixed Maturities:
Short/ Intermediate-Term	$7,932.0	77.1%	$5,827.3	70.8%
Long-Term[1]	168.3	1.6	202.3	2.5
Non-Investment-Grade Fixed Maturities[2]	180.0	1.8	146.8	1.8

Total Fixed Maturities	8,280.3	80.5	6,176.4	75.1
Preferred Stocks[3]	656.7	6.4	713.9	8.7
Term Trust Certificates	—	—	50.1	.6

Total Fixed Income	8,937.0	86.9	6,940.4	84.4

Common Stocks[4]	1,275.0	12.4	1,201.0	14.6
Other Risk Investments[5]	72.3	.7	84.9	1.0

Equity Risk Securities	1,347.3	13.1	1,285.9	15.6

Total Portfolio[6]	$10,284.3	100.0%	$8,226.3	100.0%

[1]	Includes securities with maturities of 10 years or greater. Asset-backed securities are reported based upon their projected cash flows. All other securities which do not have a single maturity date are reported at average maturity. See Note 2 — Investments.

[2]	Non-investment-grade fixed-maturity securities offer the Company higher returns and added diversification but may involve greater risks, often related to creditworthiness, solvency and relative liquidity of the secondary trading market.

[3]	Comprised of over 95% of fixed-rate preferred stocks with mechanisms that are expected to provide an opportunity to liquidate at par.

[4]	Common stocks are traded on nationally recognized securities exchanges.

[5]	Includes private equity investments and limited partnership interests in private equity and mezzanine investment funds which have no off-balance-sheet exposure or contingent obligations. See Note 2 — Investments for open funding commitments.

[6]	Includes $1.3 billion of securities in the portfolio of a consolidated, non-insurance subsidiary of the holding company; composition is similar to the consolidated portfolio.

The fixed-income portfolio includes fixed-maturity securities, preferred stocks, short-term investments and term trust certificates (discussed below). The primary market risk exposure to the fixed-income portfolio is interest rate risk, which is limited by managing the portfolio duration to a defined range of 1.8 to 5 years. The distribution of maturities and convexity are monitored on a regular basis. Interest rate risk includes the risk from movements in the underlying market rates and in credit spreads of the respective sectors of debt securities held. The fixed-income portfolio had a duration of 3.2 years at December 31, 2002, compared to 3.7 years at December 31, 2001. Included in fixed-income securities are net unsettled securities acquisitions of $112.2 million at December 31, 2002 and $3.1 million of net unsettled security dispositions at December 31, 2001. Excluding these unsettled securities transactions, the allocation of fixed-income securities at December 31, 2002, was 86.8% of the portfolio, slightly

APP.-B-23
higher than the target allocation of 85%, but within the Company’s normal range of variation; at December 31, 2001, the allocation was 84.4%.
   Term trust certificates, the common shares of closed-end bond funds, have the risk/reward characteristics of the underlying bonds and, along with the equity risk securities, are classified as Common Equities on the balance sheet.

Included in the fixed-income portfolio, the Company held asset-backed securities at December 31, 2002, which were comprised of the following:

	Market	Duration		Unrealized
(millions)	Value	(years)	Rating[1]	Gains[2]

Collateralized Mortgage Obligations — Residential (CMO):
Sequential Bonds	$327.6	1.05	AAA	$8.9
Planned Amortization Class Bonds	359.3	.95	AAA	19.1

	686.9	1.00	AAA	28.0

Commercial Mortgage-Backed Obligations (CMB)[3]	889.6	4.14	AA-	68.3
CMB-Interest-Only Certificates	263.4	3.08	AAA	8.1

	1,153.0	3.90	AA	76.4

Other asset-backed securities[4]	710.5	1.86	AAA-	25.2

Total asset-backed securities[5]	$2,550.4	2.55	AA+	$129.6

1 Weighted average Nationally Recognized Securities Rating Organization.

2 The single largest unrealized loss in any individual CMO security was $.1 million and in any CMB security was $2.2 million at December 31, 2002.

3 Individual security sensitivity to prepayment risk is reduced by prepayment lock out and yield maintenance provisions.

4 Home equity loans represent $384.8 million, or 54.2%, and manufactured housing loans represent $100.8 million, or 14.2%, of the other asset-backed securities; the remainder of the portfolio is comprised of equipment leases, auto loans, credit card receivables and other structured loans.

5 The majority of asset-backed securities are liquid with available market quotes and contain no residual interests.

An additional exposure to the fixed-income portfolio is credit risk, which is limited by managing to an average minimum credit quality rating of A+, as defined by nationally recognized rating agencies, and limiting non-investment-grade securities to a maximum of 5% of the fixed-income portfolio. Concentration in single issuers is limited to no more than 6% of the Company’s shareholders’ equity, except for U.S. treasury and agency bonds; state general obligations are limited to 12% of shareholders’ equity.

The quality distribution of the fixed-income portfolio was as follows:

Rating	December 31, 2002	December 31, 2001

AAA	65.7%	58.0%
AA	8.2	10.6
A	12.6	15.3
BBB	11.3	14.0
Non Rated/ Other	2.2	2.1

	100.0%	100.0%

The Company monitors the composition and performance of the common stock portfolio to ensure compliance with the objectives.

   Common equities, which generally have greater risk and volatility of market value, have a target allocation of 15% and may range from 0 to 25% of the portfolio. At December 31, 2002 and 2001, excluding the net unsettled security transactions, these securities comprised 13.2% and 15.6%, respectively, of the total portfolio. Common stocks are the majority of the common equity portfolio and are managed externally to track the Russell 1000 index within +/- 50 basis points. To maintain high correlation with the Russell 1000, the Company holds approximately 700 of the common stocks comprising the index. Individual hold-

APP.-B-24
ings are measured based on their contribution to the correlation with the index. The Company’s common equity allocation and management strategy are intended to provide diversification for the total portfolio and focuses on the change in value of the equity portfolio relative to the change in value of the index on an annual basis as noted in the following table:

	Market Value at	Market Value at	Total
(millions)	December 31, 2002	December 31, 2001	Return[1]

Common Stocks[2]	$1,275.0	$1,201.0	(21.5)%
Russell 1000 Index[3]	466.2	604.9	(21.7)

1 Includes gross dividends reinvested and price appreciation/depreciation.

2 The market value at December 31, 2002, includes appreciation/depreciation in the value of the underlying securities as well as dividend income received and net cash infusions/withdrawals made during the year needed to maintain the Company’s 85%/15% fixed income to equity allocation.

3 This broad-based index, which is used for comparative benchmarking, incepted December 31, 1986, with a base valuation of $130. Amounts shown represent changes in valuation based on growth and declines of the index members.

Other risk investments include private equity investments and limited partnership interests in private equity and mezzanine investment funds which have no off-balance-sheet exposure or contingent obligations, except for the open funding commitments discussed in Note 2 — Investments. Exposures are evaluated individually and as a whole, considering the effects of cross correlation. The Company is no longer initiating investments in these types of securities and expects to reduce its current holdings over time.

   The Company monitors the value at risk of the fixed-income and equity portfolios as well as the total portfolio to evaluate the potential maximum expected loss. For further information, see the Quantitative Market Risk Disclosures supplementally provided in this Annual Report.
   As of December 31, 2002, the Company’s portfolio had $249.9 million in net unrealized gains, compared to $186.8 million at year-end 2001. The increase was the result of declining interest rates and the recognition of $78.6 million of net realized losses in 2002, offset by the general decline in the equity markets. The realized losses during 2002 were primarily the result of write-downs in securities determined to have an other-than-temporary decline in market value and rebalancing of the common stock portfolio to the Russell 1000 index during the year. The weighted average fully taxable equivalent book yield of the portfolio was 5.6% for the year ended December 31, 2002, 6.2% for 2001 and 6.4% for 2000. The pretax recurring book yield of the portfolio was 5.1%, 5.6% and 5.7% for the years ended December 31, 2002, 2001 and 2000, respectively.
   Included in the net realized gains/losses on securities for the years ended 2002, 2001 and 2000, are write-downs on securities determined to have an other-than-temporary decline in market value. The Company continually monitors its portfolio for pricing changes, which might indicate potential impairments and, on a quarterly basis, performs a detailed review of securities with unrealized losses based on predetermined criteria. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rates or equity market declines.
   Fixed income and equity securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence, circumstances and influences to estimate the potential for and timing of recovery of the investment’s impairment. An other-than-temporary impairment loss is deemed to have occurred when the potential for and timing of recovery does not satisfy the guidance set forth in Staff Accounting Bulletin (SAB) 59, “Noncurrent Marketable Equity Securities,” Statement of Financial Accounting Standards (SFAS) 115, “Accounting for Certain Investments in Debt and Equity Securities” and other related guidance.
   For fixed income investments with unrealized losses due to market or industry-related declines where the Company has the intent and ability to hold the investment for the period of time necessary to recover a significant portion of the investment’s original principal and interest obligation, declines are not deemed to qualify as other than temporary. The Company’s policy for equity securities with market-related declines is to recognize impairment losses on individual securities with losses that are not reasonably expected to be recovered under historical market conditions when the security has been in a loss position for three consecutive quarters.

APP.-B-25

When a security in the Company’s investment portfolio has an unrealized loss in market value that is deemed to be other than temporary, the Company reduces the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. All other unrealized gains or losses are reflected in shareholders’ equity. The write-down activity for the years ended December 31 was as follows:

		Write-downs	Write-downs
	Total	On Securities	On Securities
(millions)	Write-downs	Subsequently Sold	Held at Period End

2002
Fixed income	$45.6	$19.7	$25.9
Common equities[1]	156.5	45.9	110.6

Total portfolio	$202.1	$65.6	$136.5

2001
Fixed income	$17.1	$4.2	$12.9
Common equities	42.9	19.8	23.1

Total portfolio	$60.0	$24.0	$36.0

2000
Fixed income	$3.4	$3.4	$—
Common equities	43.1	—	43.1

Total portfolio	$46.5	$3.4	$43.1

[1]	At December 31, 2002, the Company had $3.6 million of losses on similar securities that have only been in a loss position for two consecutive quarters.

Market related write-downs on equity securities represent the Company’s largest component of write-downs in 2002. The following is a summary of equity security market write-downs by sector (both market-related and issuer specific):

(millions)	Amount of	Equity Portfolio	Russell 1000	Russell 1000	Remaining Gross
Sector	Write-down	Allocation	Allocation	Sector Return	Unrealized Loss

Auto and Transportation	$3.6	2.5%	2.2%	(14.7)%	$1.2
Consumer Discretionary	24.9	12.4	14.6	(24.2)	15.4
Consumer Staples	1.2	8.9	8.1	(5.3)	6.1
Financial Services	6.2	22.8	22.8	(15.3)	32.7
Health Care	15.9	14.6	14.8	(20.4)	20.3
Integrated Oil	—	4.6	4.2	(12.7)	9.0
Materials and Processing	—	3.6	3.4	(8.6)	3.1
Other Energy	2.6	1.4	1.4	(20.6)	.6
Producer Durables	1.2	3.7	3.7	(15.9)	4.9
Technology	50.8	12.5	13.4	(38.7)	16.9
Utilities	16.2	8.2	7.4	(33.1)	20.4
Other Equities	20.7	4.8	4.0	(29.6)	1.8

Total Common Stocks	143.3	100.0%	100.0%	(21.7)%	132.4

Other Risk Assets	13.2				.9

Total Common Equities	$156.5				$133.3

Trading securities are entered into for the purpose of near-term profit generation. At December 31, 2002 and 2001, the Company did not hold any trading securities. Net realized losses on trading securities for the years ended December 31, 2002, 2001 and 2000 were $0, $6.5 million and $19.0 million, respectively. Trading securities are not material to the Company’s financial condition, cash flows

APP.-B-26
or results of operations and are reported within the available-for-sale portfolio rather than separately disclosed.
   From time to time, the Company invests in derivative instruments, which are primarily used to manage the risks and enhance the returns of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. During 2002, the Company recognized net losses on derivatives used to manage risk in the available-for-sale portfolio of $0, compared to $2.7 million in 2001 and $2.3 million in 2000. During 2002 and 2001, the Company entered into hedges on forecasted transactions in anticipation of its debt issuances. See Note 2 — Investments and Note 4 — Debt for further discussion of these hedges. The Company had no open positions at December 31, 2002.
   Derivative instruments may also be used for trading purposes. Derivatives used for trading purposes generated net gains (losses) of $(.1) million in 2002, $1.9 million in 2001 and $2.6 million in 2000, and are included in the available-for-sale portfolio. For all derivative positions, net cash requirements are limited to changes in market values which may vary based upon changes in interest rates and other factors. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk.
   During 2002, the Company entered into repurchase commitment transactions, whereby the Company loans Treasury or U.S. Government agency securities to accredited brokerage firms in exchange for cash equal to the fair market value of the securities. These internally managed transactions are typically overnight arrangements. The cash proceeds are invested in AA or higher financial institution paper with yields that exceed the Company’s interest obligation on the borrowed cash. The Company is able to borrow the cash at low rates since the securities loaned are in short supply. The Company’s interest rate exposure does not increase or decrease since the borrowing and investing periods match. During the year ended December 31, 2002, the Company’s largest single outstanding balance of repurchase commitments was $1,271.6 million which was open for one business day, with an average daily balance of $549.8 million for the year. The Company had no open repurchase commitments at December 31, 2002 and 2001. The Company earned income of $2.8 million, $4.1 million and $.9 million on repurchase commitments during 2002, 2001 and 2000, respectively.

Results of Operations Direct premiums written increased 31% to $9,665.7 million in 2002, compared to $7,379.2 million in 2001 and $6,402.1 million in 2000. For 2002, 2001 and 2000, net premiums written increased 30%, 17% and 1%, respectively, to $9,452.0 million, $7,260.1 million and $6,196.1 million. The difference between direct and net premiums written is attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures (CAIP), for which the Company retains no indemnity risk, of $119.1 million in 2002, $80.5 million in 2001 and $50.9 million in 2000, and reinsurance the Company maintains in its auto and non-auto programs. Rate adequacy, improved customer retention and new business growth drove the increase in premium growth in 2002. Prior years’ premium growth was negatively affected by the shift from 12-month to 6-month policies. At year-end 2002 and 2001, substantially all of the Company’s new auto policies were written for six-month terms, compared to 80% at December 31, 2000.

   Premiums earned, which are a function of the premiums written in the current and prior periods and are recognized into income over the policy term using a mid-month convention, are not affected by the shift in policy term. Therefore, during the transition period, the Company believes that net premiums earned was a more meaningful measure of growth. For 2002, 2001 and 2000, premiums earned increased 24%, 13% and 12%, respectively. The majority of the growth in 2002 was a result of an increase in policies in force, while prior years’ growth was due primarily to increased rate levels. During 2002, the Company implemented 95 auto rate revisions in various states, with aggregate filed rate changes of approximately 5% for its Personal Lines business. The Company currently expects its rate needs to be at this level, or slightly higher, in 2003.

APP.-B-27

For the years ended December 31, 2002, 2001 and 2000, the Company generated net income of $667.3 million, $411.4 million and $46.1 million, respectively. Following is a reconciliation of the Company’s net income to operating income:

	2002		2001		2000

(millions, except per share amounts)	$	Per Share	$	Per Share	$	Per Share

Net income	$667.3	$2.99	$411.4	$1.83	$46.1	$.21
Reconciling items (after-tax):
Net realized (gains) losses on securities	51.1	.23	72.7	.32	(11.0)	(.05)
Nonrecurring items:
Termination of strategic alliance relationship	—	—	—	—	13.0	.06
Foreign currency translation loss	—	—	—	—	4.2	.02
Termination of defined benefit pension plan	—	—	—	—	2.0	.01
Severance and other costs[1]	—	—	1.4	.01	1.1	—

Operating income	$718.4	$3.22	$485.5	$2.16	$55.4	$.25

[1]	2001 related to the Company’s reduction in force in New York; 2000 is associated with the Company’s reorganization at the general manager level.

The Company defines operating income, which is a non-GAAP disclosure, as net income excluding the after-tax effect of net realized gains and losses on securities and nonrecurring items. By excluding items which are not of a recurring nature, the Company believes that operating income provides a useful measure of the Company’s operating results and more accurately reflects the trends in the Company’s financial performance. However, since operating income is not a term defined by GAAP, the Company’s operating results may not be comparable to similarly titled measures reported by other companies. The increase in operating income in 2002 is primarily a result of improved underwriting results. The GAAP combined ratio (CR) was 92.4 in 2002, 95.2 in 2001 and 104.4 in 2000.

   The Company’s Personal Lines business units write insurance for private passenger automobiles and recreation vehicles and currently represent 88% of the Company’s total net premiums written. Personal Lines net premiums written grew 29% in 2002, grew 15% in 2001 and declined 1% in 2000; net premiums earned grew 22% in 2002 and 11% in both 2001 and 2000. The Personal Lines business is generated either by an Agent or written directly by the Company. The Agent channel includes business written by the Company’s network of 30,000 independent insurance agencies and through strategic alliance business relationships (other insurance companies, financial institutions, employers and national brokerage agencies). Direct business includes business written through 1-800-PROGRESSIVE, online at progressive.com and on behalf of affinity groups.
   The Company’s Commercial Auto Business unit writes primary liability, physical damage and other auto-related insurance for automobiles and trucks owned by small businesses. The Commercial Auto Business represents 11% of the Company’s total year-to-date net premiums written. Commercial Auto net premiums written grew 51% in 2002 and 2001 and 38% in 2000. Although the Commercial Auto Business differs from Personal Lines auto, it requires the same fundamental skills that drive the Company’s Personal Lines auto business, which include disciplined underwriting and pricing, as well as excellent claim service. The Company’s Commercial Auto Business is primarily distributed through the independent agent channel. The Company estimates that its Commercial Auto Business currently ranks fifth in market share nationally based on data reported by A. M. Best Company Inc.
   The Company’s other businesses primarily include writing lenders’ collateral protection and directors’ and officers’ liability insurance and providing insurance-related services, primarily processing CAIP business.

APP.-B-28

Underwriting results for the Company’s Personal Lines, including its channel components, the Commercial Auto Business and other businesses were as follows:

(millions)	2002	2001	2000

Net Premiums Written
Personal Lines — Agent	$5,832.7	$4,614.7	$4,358.4
Personal Lines — Direct	2,529.8	1,861.7	1,293.1

Total Personal Lines	8,362.5	6,476.4	5,651.5
Commercial Auto Business	1,002.9	665.7	442.0
Other businesses	86.6	118.0	102.6

Companywide	$9,452.0	$7,260.1	$6,196.1

Net Premiums Earned
Personal Lines — Agent	$5,542.7	$4,706.8	$4,643.4
Personal Lines — Direct	2,365.1	1,787.0	1,220.6

Total Personal Lines	7,907.8	6,493.8	5,864.0
Commercial Auto Business	880.0	552.3	384.8
Other businesses	95.7	115.7	99.6

Companywide	$8,883.5	$7,161.8	$6,348.4

Personal Lines — Agent CR
Loss & loss adjustment expense ratio	72.0	74.8	85.0
Underwriting expense ratio	21.0	19.9	18.8

	93.0	94.7	103.8

Personal Lines — Direct CR
Loss & loss adjustment expense ratio	69.1	71.8	80.9
Underwriting expense ratio	22.3	25.9	29.6

	91.4	97.7	110.5

Personal Lines — Total CR
Loss & loss adjustment expense ratio	71.1	74.0	84.1
Underwriting expense ratio	21.4	21.5	21.1

	92.5	95.5	105.2

Commercial Auto Business — CR
Loss & loss adjustment expense ratio	70.7	70.6	75.1
Underwriting expense ratio	20.2	21.1	21.6

	90.9	91.7	96.7

Other Businesses — CR
Loss & loss adjustment expense ratio	56.7	60.6	56.8
Underwriting expense ratio	36.1	32.4	29.6

	92.8	93.0	86.4

Companywide GAAP CR
Loss & loss adjustment expense ratio	70.9	73.5	83.2
Underwriting expense ratio	21.5	21.7	21.2

	92.4	95.2	104.4

Companywide Accident Year
Loss & loss adjustment expense ratio	70.9	74.9	82.0

Auto Policies in Force (at December 31)
(thousands)
Agent — Auto	3,386	2,779	2,821
Direct — Auto	1,541	1,209	1,026
Other Personal Lines[1]	1,642	1,383	1,200

Total Personal Lines	6,569	5,371	5,047

Commercial Auto Business	289	209	170

1 Includes insurance for motorcycles, recreation vehicles, mobile homes, watercraft, snowmobiles, homeowners and similar items.

APP.-B-29

The Agent channel net premiums written increased 26% in 2002, compared to 6% in 2001 and an 8% decrease in 2000. As discussed above, the increase in net premiums written for 2002 was a result of both an increase in new applications and strong renewals. In addition, the Agent channel benefited from rate adequacy when competitors were playing catch-up on rate all year. Net premiums earned increased 18%, 1% and 2% in 2002, 2001 and 2000, respectively. In 2001 and 2000, the rate increases the Company had taken were partially offset by decreases in Agent auto policies in force. Agent auto policies in force increased 22% in 2002, and decreased 1% and 7% in 2001 and 2000, respectively. Continued growth in the Agent business can be affected by competitor rate activity and local market conditions. The Company was generally ahead of competitors in recognizing the increases in loss trends and filing necessary rate increases. Therefore, as competitors subsequently raised rates, the Company experienced an increase in its share of business generated in the Agent channel.

   The Company’s Direct channel net premiums written increased 36% in 2002, 44% in 2001 and 35% in 2000. Net premiums written grew 39% and 41% for 2002 and 2001, respectively, excluding the $37.7 million of previously ceded written premiums that were assumed by the Company upon the commutation of a reinsurance agreement that was part of a strategic alliance relationship that was terminated in the first quarter 2001. This strategic alliance relationship was terminated by mutual agreement of the Company and the other party because the business interests of the parties were no longer aligned. In addition, the Company did not envision that this relationship would help the Company in meeting its long-term profitability objectives. The commutation of the reinsurance agreement was a natural and required result of terminating the relationship (see Note 12 — Commitments and Contingencies).
   The Direct channel net premiums earned grew 32%, 46% and 64% in 2002, 2001 and 2000, respectively. The Company feels that continued growth in the Direct business is heavily dependent on the success of the Company’s advertising and other marketing efforts, realizing that price sensitivity is always a factor. The Company is advertising on a national basis and supplements its coverage by local market media campaigns in over 80 designated marketing areas. Direct auto policies in force increased 27%, 18% and 45% for 2002, 2001 and 2000, respectively.
   Another important element affecting growth is customer retention. The Company experienced very encouraging progress in retention in both the Agent channel and the Direct channel in 2002. One measure of improvement in customer retention is policy life expectancy (PLE), which is the estimate of the average length of time that a policy will remain in force before cancellation or non-renewal. In 2002, the Company experienced about a 20% increase in PLE, with most tiers in both channels contributing to the increase. The Company believes the improvement in the PLE is a function of internal process improvements, smaller rate changes by the Company and an external market where average premiums are increasing. Although it is difficult to identify the exact contribution of each component, the Company believes that the increases in electronic payments and quote accuracy, along with targeted messages sent at renewal explaining rate changes, are having a significant effect on the increase in PLE. Since multiple factors affect retention, such as market conditions, competitors achieving rate adequacy and the Company’s mix of business, the Company is unable to predict if retention will increase, decrease or remain the same in the future.
   The Company’s Commercial Auto business net premiums written increased 51% in both 2002 and 2001, compared to 38% in 2000. The Company has seen the rate of growth slow during the second half of 2002, but the Company is still benefiting from competitors raising rates and restricting the business they write. Should the hard market continue into 2003, the Company would be able to increase rates while still seeing a significant increase in unit growth. The Company continues to focus on writing insurance for small business autos and trucks, with the majority of their customers insuring three or fewer vehicles. Approximately 52% of the Company’s year-to-date Commercial Auto net premiums written were generated in the light and local commercial auto markets, which includes autos, vans and pick-up trucks used by contractors, artisans, landscapers and a variety of other small businesses. The remainder of the business was written in the specialty commercial auto market, which includes dump trucks, logging trucks and other short-haul commercial vehicles. The Company does not write in, and has no intention of re-entering, the long-haul trucking market. There are many similarities between the Company’s commercial and per-

APP.-B-30
sonal auto business; however, since the commercial auto policies have higher limits than personal auto, the Company continues to monitor this segment closely. Commercial Auto net premiums earned increased 59% in 2002, compared to 44% in 2001 and 33% in 2000. Policies in force have increased 38%, 23% and 27% in 2002, 2001 and 2000, respectively.
   During 2002, the Company generated an underwriting profit in 98% of the U.S. Personal Lines markets where it writes (48 out of 49 markets), compared to approximately 75% in 2001 and approximately 40% in 2000. The Company’s top five states, which account for almost 40% of the Company’s total Personal Lines net premiums written, all exceeded the Company’s profit goal of a 4% underwriting profit. The Company will continue to monitor and adjust rates as needed to meet its financial goals.
   Claim costs, the Company’s most significant expense, represent payments made and estimated future payments to be made to or on behalf of its policyholders, including adjusting expenses needed to settle claims. These costs include a loss estimate for future assignments, based on current business, under state-mandated automobile insurance programs. Claim costs are influenced by loss severity and frequency and inflation. Accordingly, these anticipated changes in loss costs are taken into account when the Company establishes premium rates and loss reserves. Claim costs, expressed as a percentage of premiums earned, were 71% in 2002, compared to 74% in 2001 and 83% in 2000.
   The Company has seen a decline in frequency, which has been partially offset by an increase in severity. Although the Company cannot completely explain the drop in loss frequency, it believes that this trend may have bottomed out. Overall, severity increased less than five percent in 2002. The Company plans to be diligent in its efforts to recognize these increasing costs when setting rates and establishing loss reserves. During the year, the Company’s claims handling quality improved, as indicated by the Company’s audits of claim files, and the Company has increased its hiring and training of claim representatives to handle the increase in the number of claims resulting from the Company’s growth.
   During 2002, the Company experienced $3.5 million of unfavorable loss reserve development, compared to $99.0 million of favorable development in 2001 and $75.8 million of unfavorable development in 2000. During 2002, the Company made no significant change to the estimate of loss reserves recorded in prior years. A small decrease in the Personal Lines loss reserves was offset by an increase in the Commercial Auto loss reserves. The favorable development in 2001 is primarily attributable to the settlement of claims at less than amounts reserved, while the unfavorable development in 2000 reflected the Company’s effort to fully recognize the loss trends that were emerging. The development in 2001 primarily relates to the 2000 accident year, while the majority of the 2000 unfavorable development related to the 1999 accident year. The Company conducts extensive reviews each month on portions of its business to help ensure that the Company is meeting its objective of always having reserves that are adequate, with minimal variation. Results would differ if different assumptions were made. See the Critical Accounting Policies section of Management’s Discussion and Analysis for a discussion of the effect of changing estimates. In July 2002, the Company released its Report on Loss Reserving Practices, via Form 8-K, which provides a detailed discussion of the Company’s loss reserving practices.
   Because the Company is primarily an insurer of motor vehicles, it has limited exposure as an insurer of environmental, asbestos and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known. These exposures are not expected to have a material effect on the Company’s liquidity, financial condition, cash flows or results of operations.
   Policy acquisition costs and other underwriting expenses as a percentage of premiums earned were 22% in both 2002 and 2001, and 21% in 2000. Policy acquisition costs are amortized over the policy period in which the related premiums are earned (see Note 1 — Reporting and Accounting Policies). The increase in “other underwriting expenses,” as shown in the income statement, in 2002 was primarily a result of growth, the settlement of class-action lawsuits and an increase in payouts under the Company’s incentive compensation programs resulting from improved operating performance. The Agent channel expense ratio, which includes the settlement of the alternative commission programs lawsuits (see Note 11 — Litigation), is in line with the Company’s expectations. The Company continues to see improvement in the Direct business expense ratio, which is primarily the result of an increase in the conversion rates. The Company’s advertising costs in 2002 were approximately the same as 2001, with the Company experiencing greater efficiency and yield. Based on this experience, the Company believes it can effectively leverage an anticipated increase in advertising spending in 2003.
   During 2002, the Company incurred $21.2 million of guaranty fund exposure, compared to $14.6 million in 2001 and $2.0 million in 2000. The 2002 expense was primarily related to the Reliance Insurance Company and Aries Insurance Company insolvencies; 2001 primarily related to Reliance. The Company believes that any assessment for known insolvencies in excess of its current reserves will not materially affect the Company’s financial condition, cash flows or results of operations.
   The Company is named as a defendant in a number of putative class action lawsuits, such as those alleging damages as a result of the Company’s use of after-market

APP.-B-31
parts, total loss evaluation methodology, use of credit in underwriting, charging betterment in first party physical damage claims, using preferred provider rates for payment of personal injury protection claims, worker classification issues, use of third-party vendors to analyze the propriety of payment of medical bills, offering alternative commission programs or the alleged diminution of value to vehicles which are involved in accidents, and cases challenging other aspects of the Company’s claims and marketing practices and business operations. Other insurance companies face many of these same issues. During 2002, the Company settled several long-standing class-action lawsuits relating to diminution of value, handling of betterment in claim settlements, use of alternative agent commissions programs and a California-specific labor classification claim. See Note 11 — Litigation for a more detailed discussion.

Critical Accounting Policies The Company is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in conformity with GAAP. Actual results could differ from those estimates in a variety of areas. The two areas that the Company views as most critical with respect to the application of estimates and assumptions are its method of determining impairments in its investment portfolio and the establishment of its loss reserves.

Other than Temporary Impairment — SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and SAB 59, “Noncurrent Marketable Equity Securities” requires companies to perform periodic reviews of individual securities in its investment portfolio to determine whether a decline in the value of a security is other than temporary. A review for other than temporary impairment (OTI) requires companies to make certain forward-looking assumptions regarding the probability, extent and timing of a valuation recovery, the materiality of the decline and its effect on the financial statements, and the Company’s ability and intent to hold the security. The scope of this review is broad and requires a forward-looking assessment of the fundamental characteristics of a security, as well as market-related prospects of the issuer and its industry.

   The Company assesses valuation declines to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rates or equity market declines. This evaluation reflects the Company’s estimates of current conditions as well as predictions of uncertain future events that may have a material impact on the financial statements related to security valuation.
   For fixed income investments with unrealized losses due to market or industry-related declines, the declines are not deemed to qualify as other than temporary where the Company has the intent and ability to hold the investment for the period of time necessary to recover a significant portion of the investment’s original principal and interest obligation. The Company’s policy for equity securities with market-related declines is to recognize impairment losses on individual securities with losses that are not reasonably expected to be recovered under historical market conditions when the security has been in a loss position for three consecutive quarters.
   When persuasive evidence exists that causes the Company to evaluate a decline in market value to be other than temporary, the Company reduces the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. All other unrealized gains or losses are reflected in shareholders’ equity. Senior management provides a summary of the Company’s OTI review to the audit committee of the Company’s Board of Directors.
   As of December 31, 2002, the Company’s total portfolio had $160.5 million in gross unrealized losses, compared to $95.9 million in gross unrealized losses in 2001. The increase during 2002 was the result of continued equity market declines, as evidenced by the Russell 1000 Index return of (21.7)%. The year-end unrealized losses were mitigated by the fact that, during the year, the Company recognized $202.1 million of OTI and additional gross realized losses of $83.2 million from security sales, as well as from the positive effect of declining interest rates on the Company’s bond portfolio.
   The following table stratifies the gross unrealized losses in the Company’s portfolio at December 31, 2002, by duration in a loss position and magnitude of the loss as a percentage of book value. The individual amounts represent the additional OTI the Company could have recognized in the income statement if its policy for market-related declines was different than that stated above.

APP.-B-32

		Percent Decline of Investment Value
(millions)	Total Gross
	Unrealized
Total Portfolio	Losses	>15%	>25%	>35%	>45%

Unrealized Loss for 1 Quarter	$12.8	$9.6	$1.5	$—	$—
Unrealized Loss for 2 Quarters	35.6	14.6	6.8	3.4	.2
Unrealized Loss for 3 Quarters	49.1	36.4	9.6	—	—
Unrealized Loss for > 3 Quarters	63.0	42.7	27.0	—	—

Total	$160.5	$103.3	$44.9	$3.4	$.2

For example, if the Company decided to write down all securities in an unrealized loss position in excess of three quarters where the securities decline in value exceeded 15%, the Company would recognize an additional $42.7 million of OTI losses in the income statement. These OTI losses would decrease to $27.0 million if the threshold for market decline was greater than 25%.

   Since total unrealized losses are already a component of the Company’s shareholders’ equity, any recognition of additional OTI losses would have no effect on the Company’s comprehensive income or book value.

Loss and LAE Reserves — Loss and loss adjustment expense (LAE) reserves represent the Company’s best estimate of its ultimate liability for losses and LAE that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2002, the Company had $3.8 billion of gross loss and LAE reserves, which represents management’s best estimate of ultimate loss. As a result of the detailed product review processes the Company performs (discussed below), the Company does not develop aggregate countrywide ranges for its loss reserves. The Company’s carried reserve balance inherently assumes an increase in the loss and LAE severity for both personal auto liability and commercial auto liability, which represent over 95% of the Company’s total reserves. These estimates are influenced by many variables that are difficult to quantify, such as medical costs, jury awards, etc., which will influence the final amount of the claim settlement. That, coupled with changes to internal claims practices, changes in the legal environment and state regulatory requirements, requires significant judgment in the reserve setting process.

   The Company reviews its reserves at a combined state, product and line coverage level (the “products”) on an annual, semiannual or quarterly time frame depending on size of the products or emerging issues relating to the products. By reviewing the reserves at such a detailed level, the Company has the ability to identify and measure variances in trend by state, product and line coverage that would not otherwise be seen on a consolidated basis. The Company’s actuarial department reviews the results of six different estimation methods, three based on paid data and three based on incurred data, to determine if a reserve change is required. In the event of a wide variation between results generated by the different projections, the actuarial group will further analyze the data using additional techniques.
   In analyzing the ultimate accident year loss experience, the Company’s actuarial area reviews in detail the frequency (number of losses per earned car years), severity (dollars of loss per each claim), and the average premium (dollars of premium per earned car year). The loss ratio, a primary measure of loss experience, is equal to the frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses are known and therefore are not estimated. The projection of frequency for these lines of business is generally very stable because injured parties report their claims in a reasonably short time period. The actual frequency experienced will vary depending on the change in mix by class of drivers written by the Company, but the accuracy of the projected level is generally reliable. The severity experienced by the Company, which is more difficult to estimate, is affected by changes in underlying costs, such as medical costs, jury verdicts, etc. In addition, severity will change relative to the change in the Company’s limit profile.
   During 2002, the Company experienced exceptional growth which creates additional uncertainty in estimating the ultimate loss costs. The contributing factors of this potential risk are the change in the Company’s limit mix and mix of business by state or jurisdiction. To address this risk of uncertainty, the Company’s actuarial area expanded their scope of reserve reviews by approximately 50% to accommodate the shift to high and low policy limits within the reserving product level. Even though this increased focus on needed reserves by policy limit was part of the process for the personal auto business, even more attention was given to studies regarding losses by policy limit for the commercial auto business, as the average limit of this business is much higher than personal auto and has been increasing over the last few years.
   The Company’s goal is to ensure total reserves are adequate to cover all loss costs while sustaining minimal variation from the time reserves are initially established until losses are fully developed. During 2002, the Company made no significant change to the estimate of loss reserves recorded in prior years. The following table shows how the Company has performed against this goal over the last ten years.

APP.-B-33

											(millions)
For the years
ended
December 31,	1992	1993	1994[3]	1995	1996	1997	1998	1999	2000	2001	2002

Loss and LAE reserves[1]	$956.4	$1,012.4	$1,098.7	$1,314.4	$1,532.9	$1,867.5	$1,945.8	$2,200.2	$2,785.3	$3,069.7	$3,632.1
Re-estimated reserves as of:
One year later	857.9	869.9	1,042.1	1,208.6	1,429.6	1,683.3	1,916.0	2,276.0	2,686.3	3,073.2
Two years later	765.5	837.8	991.7	1,149.5	1,364.5	1,668.5	1,910.6	2,285.4	2,708.3
Three years later	737.4	811.3	961.2	1,118.6	1,432.3	1,673.1	1,917.3	2,277.7
Four years later	725.2	794.6	940.6	1,137.7	1,451.0	1,669.2	1,908.2
Five years later	717.3	782.9	945.5	1,153.3	1,445.1	1,664.7
Six years later	711.1	780.1	952.7	1,150.1	1,442.0
Seven years later	709.2	788.6	952.6	1,146.2
Eight years later	714.6	787.5	949.7
Nine years later	713.3	787.0
Ten years later	713.0
Cumulative development: conservative/ (deficient)	$243.4	$225.4	$149.0	$168.2	$90.9	$202.8	$37.6	$(77.5)	$77.0	$(3.5)
Percentage[2]	25.5	22.3	13.6	12.8	5.9	10.9	1.9	(3.5)	2.8	(.1)

The chart represents the development of the property-casualty loss and LAE reserves for 1992 through 2001. The reserves are re-estimated based on experience as of the end of each succeeding year and are increased or decreased as more information becomes known about the frequency and severity of claims for individual years. The cumulative development represents the aggregate change in the estimates over all prior years. Since the characteristics of the loss reserves for both personal auto and commercial auto are similar, the Company reports development in the aggregate rather than by segment.

[1]	Represents loss and LAE reserves net of reinsurance recoverables on unpaid losses at the balance sheet date.

[2]	Cumulative development ÷ loss and LAE reserves.

[3]	In 1994, based on a review of its total loss reserves, the Company eliminated its $71.0 million “supplemental reserve.”

The Company experienced continually favorable reserve development through 1998 primarily due to the decreasing bodily injury severity. From the fourth quarter 1993 continuously through the third quarter 1998, the Company’s bodily injury severity decreased each quarter when compared to the same quarter the prior year. This period of decreasing severity for the Company was not only longer than that experienced by the industry, but also longer than any time in Progressive’s history. The reserves established as of the end of each year assumed the current accident year’s severity to increase over the prior accident year’s estimate. As the experience continued to be evaluated at later dates, the realization of the decreased severity resulted in favorable reserve development.

  The Company believes that the assumption with the highest likelihood of change that would materially affect the carried loss and LAE reserves is the estimated severity for the 2002 accident year. If the Company changed its estimate of severity by 1%, the 2002 required reserves for personal auto liability and commercial auto liability would have changed by approximately $30 million and $4 million, respectively.
  Because the Company is primarily an insurer of motor vehicles, it has minimal exposure as an insurer of environmental, asbestos and general liability claims.
  For a more detailed discussion on the Company’s loss reserving practices and how loss reserves affect the Company’s financial results, see the Company’s Report on Loss Reserving Practices, which was filed in July 2002 via Form 8-K and is available on the Company’s Web site at progressive.com/investors.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Statements in this Annual Report that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions and projections generally; inflation and changes in economic conditions (including changes in interest rates and financial markets); the effectiveness of the Company’s advertising campaigns; the accuracy and adequacy of the Company’s pricing methodologies; pricing competition and other initiatives by competitors; ability to obtain regulatory approval for requested rate changes and the timing thereof; legislative and regulatory developments; the outcome of litigation pending against the Company; weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail and winter conditions); changes in driving patterns and loss trends; acts of war and terrorist activities; court decisions and trends in litigation and health care and auto repair costs; and other matters described from time to time by the Company in releases and publications, and in periodic reports and other documents filed with the United States Securities and Exchange Commission. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for a major contingency. Reported results may therefore appear to be volatile in certain accounting periods.

APP.-B-34
The Progressive Corporation and Subsidiaries
Ten Year Summary — Financial Highlights
(unaudited—not covered by report of independent accountants)

(millions — except ratios, per share
amounts and number of people
employed)	2002		2001		2000		1999		1998

Insurance Companies Selected Financial Information and Operating Statistics — Statutory Basis
Policyholders’ surplus[1]	$3,370.2		$2,647.7		$2,177.0		$2,258.9		$2,029.9
Ratios:
Net premiums written to policyholders’ surplus	2.8		2.7		2.8		2.7		2.6
Loss and loss adjustment expense reserves to policyholders’ surplus	1.1		1.2		1.3		1.0		1.0

Loss and loss adjustment expense	70.9		73.6		83.2		75.0		68.5
Underwriting expense	20.4		21.1		21.0		22.1		22.4

Statutory combined ratio	91.3		94.7		104.2		97.1		90.9

Selected Consolidated Financial Information — GAAP Basis
Total revenues	$9,294.4		$7,488.2		$6,771.0		$6,124.2		$5,292.4
Total assets	13,564.4		11,122.4		10,051.6		9,704.7		8,463.1
Total shareholders’ equity[2]	3,768.0		3,250.7		2,869.8		2,752.8		2,557.1
Common Shares outstanding	218.0		220.3		220.6		219.3		217.6
Common Share price
High	$60.49		$50.60		$37.00		$58.08		$57.33
Low	44.75		27.38		15.00		22.83		31.33
Close[3]	49.63		49.77		34.54		24.38		56.46
Market capitalization	$10,819.3		$10,958.6		$7,616.8		$5,345.4		$12,279.7
Book value per Common Share[2]	$17.28		$14.76		$13.01		$12.55		$11.75
Return on average common shareholders’ equity[4]	19.3%		13.5%		1.7%		10.9%		19.3%
Debt outstanding	$1,489.0		$1,095.7		$748.8		$1,048.6		$776.6
Ratios:
Debt to total capital	28%		25%		21%		28%		23%
Earnings to fixed charges[5]	13.2	x	10.7	x	1.3	x	5.7	x	10.2	x
Price to earnings[6]	15		23		138		20		28
Price to book	2.9		3.4		2.7		1.9		4.8
Net premiums written growth	30%		17%		1%		16%		14%
GAAP underwriting margin[2]	7.6%		4.8%		(4.4)%		1.7%		8.4%
Number of people employed	22,974		20,442		19,490		18,753		15,735

All share and per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

[1]	During 1994, the Company began accruing salvage and subrogation recoverables.

[2]	In 1994, the $71.0 million “supplemental reserve” was eliminated, increasing book value per share $.21, underwriting profit margin 3.2% and shareholders’ equity $46.1 million.

[3]	Represents the closing price at December 31.

[4]	Net income minus preferred share dividends ÷ average common shareholders’ equity.

[5]	1995 and prior represents the ratio of earnings to combined fixed charges and preferred share dividends.

[6]	Represents the closing stock price ÷ operating earnings per share (a non-GAAP measure).

APP.-B-35

(millions — except ratios, per share
amounts and number of people
employed)	1997	1996	1995	1994	1993

Insurance Companies Selected Financial Information and Operating Statistics — Statutory Basis
Policyholders’ surplus[1]	$1,722.9	$1,292.4	$1,055.1	$945.1	$701.9
Ratios:
Net premiums written to policyholders’ surplus	2.7	2.7	2.8	2.6	2.6
Loss and loss adjustment expense reserves to policyholders’ surplus	1.1	1.2	1.2	1.2	1.5

Loss and loss adjustment expense	71.1	70.2	71.6	64.2	62.6
Underwriting expense	20.7	19.8	21.4	22.4	25.4

Statutory combined ratio	91.8	90.0	93.0	86.6	88.0

Selected Consolidated Financial Information — GAAP Basis
Total revenues	$4,608.2	$3,478.4	$3,011.9	$2,415.3	$1,954.8
Total assets	7,559.6	6,183.9	5,352.5	4,675.1	4,011.3
Total shareholders’ equity[2]	2,135.9	1,676.9	1,475.8	1,151.9	997.9
Common Shares outstanding	216.9	214.5	216.3	213.6	216.3
Common Share price
High	$40.29	$24.08	$16.50	$13.50	$15.38
Low	20.50	13.46	11.58	9.25	8.88
Close[3]	39.96	22.46	16.29	11.67	13.50
Market capitalization	$8,667.0	$4,817.3	$3,523.9	$2,492.0	$2,920.1
Book value per Common Share[2]	$9.85	$7.82	$6.44	$4.99	$4.21
Return on average common shareholders’ equity[4]	20.9%	20.5%	19.6%	27.4%	36.0%
Debt outstanding	$775.9	$775.7	$675.9	$675.6	$477.1
Ratios:
Debt to total capital	27%	32%	31%	37%	32%
Earnings to fixed charges[5]	9.2x	7.7x	5.6x	6.1x	7.1x
Price to earnings[6]	27	16	17	13	15
Price to book	4.1	2.9	2.5	2.3	3.2
Net premiums written growth	36%	18%	19%	35%	25%
GAAP underwriting margin[2]	6.6%	8.5%	5.7%	11.5%	10.7%
Number of people employed	14,126	9,557	8,025	7,544	6,101

APP.-B-36
The Progressive Corporation and Subsidiaries
Ten Year Summary — GAAP Consolidated Operating Results
(unaudited — not covered by report of independent accountants)

(millions — except per share amounts)	2002	2001	2000	1999	1998

Direct premiums written:
Personal Lines	$8,431.1	$6,485.1	$5,773.2	$5,799.4	$4,987.1
Commercial Auto Business	1,004.3	665.7	442.2	321.4	265.2
Other businesses	230.3	228.4	186.7	184.5	199.0

Total direct premiums written	9,665.7	7,379.2	6,402.1	6,305.3	5,451.3
Reinsurance assumed	.1	.1	—	—	—
Reinsurance ceded	(213.8)	(119.2)	(206.0)	(180.6)	(151.6)

Net premiums written	9,452.0	7,260.1	6,196.1	6,124.7	5,299.7
Net change in unearned premiums reserve[1]	(568.5)	(98.3)	152.3	(441.1)	(351.7)

Premiums earned	8,883.5	7,161.8	6,348.4	5,683.6	4,948.0

Expenses:
Losses and loss adjustment expenses[2]	6,299.1	5,264.1	5,279.4	4,256.4	3,376.3
Policy acquisition costs	1,031.6	864.9	788.0	745.0	659.9
Other underwriting expenses	874.2	686.9	559.3	583.8	495.8

Total underwriting expenses	8,204.9	6,815.9	6,626.7	5,585.2	4,532.0

Underwriting profit (loss) before taxes	678.6	345.9	(278.3)	98.4	416.0
Provision (benefit) for income taxes	237.5	121.1	(97.4)	34.4	145.6

Underwriting profit (loss) after taxes	441.1	224.8	(180.9)	64.0	270.4
Service operations profit (loss) after taxes	8.0	3.2	(.6)	4.3	4.8

	449.1	228.0	(181.5)	68.3	275.2
Investment income after taxes	324.4	296.1	278.3	249.6	221.3
Net realized gains (losses) on securities after taxes	(51.1)	(72.7)	11.0	30.7	7.4
Interest expense after taxes	(48.5)	(33.9)	(50.6)	(49.7)	(39.7)
Nonrecurring items after taxes[3]	—	—	(4.2)	—	—
Other income after taxes[4]	—	—	—	3.4	—
Net expenses after taxes[5]	(6.6)	(6.1)	(6.9)	(7.1)	(7.5)

Net income	$667.3	$411.4	$46.1	$295.2	$456.7

Items to reconcile net income to operating income:
Net realized (gains) losses on securities after taxes	51.1	72.7	(11.0)	(30.7)	(7.4)
Nonrecurring items after taxes:
Nonunderwriting[3]	—	—	4.2	—	—
Other income[4]	—	—	—	(3.4)	—
Underwriting[2,8]	—	1.4	16.1	5.6	—

Operating income[6]	$718.4	$485.5	$55.4	$266.7	$449.3

Per share[7]
Net income	$2.99	$1.83	$.21	$1.32	$2.04
Operating income[6]	3.22	2.16	.25	1.19	2.01
Dividends	.096	.093	.090	.087	.083
Average equivalent shares
Basic	219.0	221.0	219.6	218.7	217.4
Diluted	223.2	225.2	223.0	223.9	224.1

All share and per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

[1]	Amount represents change in unearned premiums reserve less change in prepaid reinsurance premiums.

[2]	In 1994, the “supplemental reserve” was eliminated, resulting in a one-time decrease to losses and loss adjustment expenses of $71.0 million, or $.21 per share.

[3]	2000 reflects a foreign currency translation loss; 1993 reflects a charge on debt extinguishments.

[4]	1999 reflects a gain on the sale of the corporate aircraft.

[5]	Reflects investment expenses after taxes and other tax adjustments.

[6]	Defined as net income excluding net realized gains/losses on securities and nonrecurring items. This is a non-GAAP disclosure.

[7]	Presented on a diluted basis. In 1997, the Company adopted SFAS 128, “Earnings Per Share,” and, as a result, restated prior periods per share amounts, if applicable.

APP.-B-37

(millions — except per share amounts)	1997	1996	1995	1994	1993

Direct premiums written:
Personal Lines	$4,355.9	$3,165.4	$2,644.6	$2,181.7	$1,548.9
Commercial Auto Business	253.5	229.9	210.5	183.7	165.9
Other businesses	215.8	243.1	213.8	279.7	251.6

Total direct premiums written	4,825.2	3,638.4	3,068.9	2,645.1	1,966.4
Reinsurance assumed	—	3.8	.1	2.9	9.2
Reinsurance ceded	(160.1)	(200.5)	(156.2)	(190.8)	(156.4)

Net premiums written	4,665.1	3,441.7	2,912.8	2,457.2	1,819.2
Net change in unearned premiums reserve[1]	(475.6)	(242.4)	(185.6)	(266.1)	(150.5)

Premiums earned	4,189.5	3,199.3	2,727.2	2,191.1	1,668.7

Expenses:
Losses and loss adjustment expenses[2]	2,967.5	2,236.1	1,943.8	1,397.3	1,028.0
Policy acquisition costs	607.8	482.6	459.6	391.5	311.6
Other underwriting expenses	336.0	208.5	167.2	150.8	151.3

Total underwriting expenses	3,911.3	2,927.2	2,570.6	1,939.6	1,490.9

Underwriting profit (loss) before taxes	278.2	272.1	156.6	251.5	177.8
Provision (benefit) for income taxes	97.4	95.2	54.8	88.0	62.2

Underwriting profit (loss) after taxes	180.8	176.9	101.8	163.5	115.6
Service operations profit (loss) after taxes	.9	2.8	5.6	6.5	4.4

	181.7	179.7	107.4	170.0	120.0
Investment income after taxes	205.3	175.6	156.2	131.2	107.1
Net realized gains (losses) on securities after taxes	64.0	4.6	30.4	15.5	70.1
Interest expense after taxes	(42.0)	(40.0)	(37.1)	(35.9)	(25.8)
Nonrecurring items after taxes[3]	—	—	—	—	(2.6)
Other income after taxes[4]	—	—	—	—	—
Net expenses after taxes[5]	(9.0)	(6.2)	(6.4)	(6.5)	(1.5)

Net income	$400.0	$313.7	$250.5	$274.3	$267.3

Items to reconcile net income to operating income:
Net realized (gains) losses on securities after taxes	(64.0)	(4.6)	(30.4)	(15.5)	(70.1)
Nonrecurring items after taxes:
Nonunderwriting[3]	—	—	—	—	2.6
Other income[4]	—	—	—	—	—
Underwriting[2,8]	—	—	—	(46.1)	(2.5)

Operating income[6]	$336.0	$309.1	$220.1	$212.7	$197.3

Per share[7]
Net income	$1.77	$1.38	$1.09	$1.20	$1.20
Operating income[6]	1.49	1.37 [9]	.95	.92	.87
Dividends	.080	.077	.073	.070	.067
Average equivalent shares
Basic	216.0	214.8	215.4	214.8	207.9
Diluted	225.9	222.6	222.6	222.0	215.4

[8]	Other nonrecurring items consist of the following pretax items:

2001: $2.1 million of severance and other costs related to the Company’s reduction in force in New York.
2000: $20.0 million accrual related to the estimated cost of terminating a strategic alliance relationship; $3.2 million additional expense associated with the termination of the Company’s defined benefit pension plan; and $1.7 million of severance costs associated with the Company’s reorganization at the general manager level.
1999: $7.5 million additional expenses associated with previous advertising commitments that will no longer be realized due to changes in marketing strategy; and $1.2 million reserve for the wind-down of the Company’s Canadian operations.
1993: $.9 million charge from the early adoption of SFAS 112, “Employer’s Accounting for Postemployment Benefits;” a $1.5 million benefit from the curtailment of the defined benefit pension plan; and $2.1 million benefit from the retroactive tax impact of the Omnibus Budget Reconciliation Act of 1993.

[9]	Excludes $.01 per share associated with the excess preferred stock liquidation price over the carrying value at the date of redemption.

APP.-B-38
The Progressive Corporation and Subsidiaries
Quantitative Market Risk Disclosures
(unaudited — not covered by report of independent accountants)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2002, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices.

Other Than Trading Financial Instruments

Financial instruments subject to interest rate risk were:

	Market Value

	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change	Change	Actual	Change	Change

U.S. Government obligations	$1,730.5	$1,693.4	$1,646.9	$1,602.5	$1,560.1
State and local government obligations	2,170.2	2,070.4	1,976.0	1,888.2	1,806.4
Asset-backed securities	2,666.4	2,610.5	2,550.4	2,485.7	2,408.4
Corporate and other debt securities	1,670.6	1,604.5	1,539.2	1,477.9	1,420.5
Preferred stocks	694.8	676.4	656.7	637.6	619.3
Short-term investments	567.8	567.8	567.8	567.8	567.8

Balance as of December 31, 2002	$9,500.3	$9,223.0	$8,937.0	$8,659.7	$8,382.5

Balance as of December 31, 2001	$7,480.7	$7,208.6	$6,940.4	$6,679.4	$6,427.2

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

Financial instruments subject to equity market risk were:

		Hypothetical Market
		Changes
	Market
(millions)	Value	+10%	-10%

Common equities as of December 31, 2002	$1,347.3	$1,482.0	$1,212.6
Common equities as of December 31, 2001[1]	$1,285.9	$1,414.5	$1,157.3

[1]	Amount excludes $50.1 million of term trust certificates.

The model represents the estimated value of the Company’s common equity portfolio given a +/- 10% change in the market, based on the common stock portfolio’s weighted average beta of 1.0. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement. Betas are not available for all securities. In such cases, the change in market value reflects a direct +/- 10% change; the number of securities without betas is approximately 5%.

APP.-B-39

As an additional supplement to the sensitivity analysis, the Company is presenting summarized estimates of the Value-at-Risk (VaR) of the fixed-income and equity portfolios for the following quarterly periods:

	December 31,	September 30,	June 30,	March 31,	December 31,
(millions)	2002	2002	2002	2002	2001

Fixed-income portfolio	$(130.9)	$(160.2)	$(114.6)	$(159.3)	$(182.8)
	(1.5)%	(1.9)%	(1.5)%	(2.2)%	(2.6)%
Equity portfolio	$(146.9)	$(154.7)	$(107.6)	$(95.0)	$(101.3)
	(10.9)%	(12.7)%	(8.4)%	(7.3)%	(7.9)%
Total portfolio	$(99.8)	$(121.8)	$(120.2)	$(169.5)	$(218.3)
	(1.0)%	(1.3)%	(1.3)%	(2.0)%	(2.7)%

The model results represent the maximum expected loss in a one month period at a 95% confidence level. The results are based on 10,000 paths generated using Monte Carlo methodology. Fixed-income securities are priced off simulated term structures, capturing the path-dependency of instruments with embedded options. Equities are priced off a 10 factor model; risk factors include both macroeconomics and industry segment exposures. The variance/ covariance matrix is estimated using the last two years (rolling) and is exponentially-weighted, making the model especially sensitive to recent volatility. The VaR of the total investment portfolio is less than the sum of the two components (fixed income and equity) due to the benefit of diversification.

   The VaR exposure of the total investment portfolio decreased 170 basis points from December 31, 2001 to December 31, 2002, primarily reflecting the reduction in the duration of the fixed-income portfolio and a reduction in the volatility of market interest rates.

Trading Financial Instruments At December 31, 2002 and December 31, 2001, the Company did not have any trading securities. During 2002 and 2001, net activity of trading securities was not material to the Company’s financial position, cash flows or results of operations. For 2002 and 2001, the Company realized $0 and $6.5 million, respectively, of net losses on trading securities.

APP.-B-40
The Progressive Corporation and Subsidiaries
Incentive Compensation Plans
(unaudited — not covered by report of independent accountants)

The Company believes that equity compensation awards are a key form of long-term compensation. In 1989, the Company began awarding non-qualified stock options (NQSO) to key employees and directors of the Company as an equity component of the total incentive compensation plan. Beginning January 1, 2003, the Company will discontinue granting NQSOs in favor of providing equity compensation in the form of restricted stock. After considering various alternatives, the Company believes that restricted stock more closely aligns management’s interest with that of shareholders.

   The Company recognizes investor concerns over the effect of equity awards and the lack of clarity on shareholder value. Some advocates prefer the transparency of cash compensation, but this comes with the cost of reducing senior management and shareholder alignment. The Company believes a solution is to monitize the cost of equity compensation through its’ commitment to neutralize dilution from stock options exercises and restricted stock grants through stock repurchases.
   As of January 1, 2003, there were 12.3 million options outstanding with 6.7 million options currently eligible for exercise. The final expiration date for these outstanding options is December 31, 2011. The Company anticipates that approximately 10.9 million of the currently outstanding options will have been exercised by the expiration date. As previously stated, it is the Company’s policy to eliminate dilution from the exercise of employee options through periodic share repurchases. On January 1, 2001, the date the repurchase policy was established, Common Shares outstanding were 220.6 million, on a split-adjusted basis, and options outstanding were 14.0 million. These amounts became the benchmarks for share management purposes. Due to capital opportunities, the Company’s view of future operations or market conditions, share repurchases may exceed the expected number of options to be exercised in that annual period. Any share repurchases in excess of the current year exercises will be carried forward and applied against future option exercises until the total dilutive obligation has been satisfied. Any shortfall of repurchases below the cumulative total option exercises will be acquired in the following year. When a carryforward balance exists, the Company will repurchase a minimum of 50% of the anticipated current year exercises.
   The following NQSO grants were outstanding as of January 1, 2003. It should be noted that these amounts include .4 million of Directors’ NQSOs and 1.8 million of options that became exercisable on January 1, 2003.

(millions, except prices)
Expiration Date	Average Strike	Options			Forecasted
December 31,	Price	Granted	Exercisable	Outstanding[1]	Exercises[2]

2003	$10.35	3.5	.9	.9	.9
2004	12.76	2.7	1.0	1.0	1.0
2005	15.84	2.6	1.3	1.3	1.3
2006	23.28	2.2	1.1	1.1	1.1
2007	41.54	1.4	1.0	1.0	1.0
2008	46.38	1.5	.1	1.1	1.0
2009	19.72	3.3	1.0	2.8	2.3
2010	30.89	2.1	.3	1.9	1.4
2011	52.17	1.2	—	1.2	.9

Total		20.5	6.7	12.3	10.9

[1]	Represents the total number of outstanding options, including vested and unvested issues, and in-the-money or out-of-the-money options.

[2]	The difference between options currently outstanding and total projected exercises represents the Company’s historical experience of option cancellations. Actual exercises can and will vary based on a number of factors including variation in the market price of Progressive stock. Forecasted results are based on historical experience and reflect the market and business conditions that existed at the time of issuance and exercise of the respective options.

APP.-B-41

Following is the Company’s anticipated rate of option exercises over the remaining life of the option plan.

(millions, except prices)	Forecasted	Average
Projected Year of Exercise	Exercises	Strike Price

2003	2.2	$17.75
2004	1.9	22.49
2005	1.8	24.19
2006	1.4	29.73
2007	1.2	35.24
2008	.9	33.70
2009	.9	26.98
2010	.4	36.64
2011	.2	52.17

Remaining obligation	10.9	$26.54

The Company expects to repurchase shares to offset its remaining obligation during the expected future life of the options outstanding.

During 2002 and 2001, the following option exercises and share repurchases occurred:

(millions)	Cumulative	2002	2001

Options outstanding: Beginning of year	14.0	13.1	14.0
Granted	3.3	1.2	2.1
Exercised	(4.0)	(1.5)	(2.5)
Cancelled	(1.0)	(.5)	(.5)

Options outstanding: End of year	12.3	12.3	13.1

Repurchases for current year exercises	4.0	1.5	2.5
Excess repurchases	2.4	2.3	.1

Total repurchases	6.4	3.8	2.6

as a % of total obligation[1]	43%

Cumulative carryforward (shortfall)	2.4

as a % of remaining obligation	22%

[1]	Total obligation represents the remaining share repurchase obligation (10.9 million shares) plus the shares exercised from January 1, 2001 through December 31, 2002 (4.0 million shares).

APP.-B-42
The Progressive Corporation and Subsidiaries
Quarterly Financial and Common Share Data
(unaudited—not covered by report of independent accountants)

(millions, except per share amounts)
						Operating
		Net Income		Reconciling items		Income
		(Loss)		(after tax)		(Loss)[1]		Stock Price[2]

				Net realized	Non-
	Operating	Per		(gains) losses	recurring		Per				Rate of	Dividends
Quarter	Revenues[3]	Share[4]	Total	on securities	Items	Total	Share[4]	High	Low	Close	Return[5]	Per Share

2002
1	$1,975.3	$.78	$176.2	$9.6	$—	$185.8	$.83	$55.80	$46.75	$55.54		$.023
2	2,144.8	.71	160.4	2.0	—	162.4	.72	60.49	54.64	57.85		.023
3	2,325.7	.80	178.5	15.4	—	193.9	.87	57.77	44.75	50.63		.025
4	2,472.0	.69	152.2	24.1	—	176.3	.79	58.30	48.79	49.63		.025

	$8,917.8	$2.99	$667.3	$51.1	$—	$718.4	$3.22	$60.49	$44.75	$49.63	(.1)%	$.096

2001
1	$1,678.8	$.39	$86.6	$1.7	$—	$88.3	$.39	$34.49	$27.38	$32.35		$.023
2	1,761.7	.46	103.7	1.9	1.4	107.0	.47	45.59	31.20	45.06		.023
3	1,839.7	.43	96.4	54.1	—	150.5	.67	45.32	38.20	44.63		.023
4	1,906.3	.56	124.7	15.0	—	139.7	.62	50.60	43.62	49.77		.023

	$7,186.5	$1.83	$411.4	$72.7	$1.4	$485.5	$2.16	$50.60	$27.38	$49.77	44.1%	$.093

2000
1	$1,526.2	$(.21)	$(46.6)	$10.0	$—	$(36.6)	$(.17)	$28.58	$15.00	$25.35		$.022
2	1,584.9	(.06)	(14.1)	17.0	1.1	4.0	.02	33.33	20.00	24.67		.022
3	1,620.5	.26	58.8	(20.9)	—	37.9	.17	28.46	20.75	27.29		.023
4	1,637.3	.21	48.0	(17.1)	19.2	50.1	.22	37.00	23.21	34.54		.023

	$6,368.9	$.21	$46.1	$(11.0)	$20.3	$55.4	$.25	$37.00	$15.00	$34.54	42.3%	$.090

All per share amounts and stock prices were adjusted for the April 22, 2002, 3-for-1 stock split.

[1]	Defined as net income excluding net realized gains/losses on securities and nonrecurring items. This is a non-GAAP disclosure. See Management’s Discussion and Analysis for a description of the nonrecurring items.

[2]	Prices as reported on the consolidated transaction reporting system. The Company’s Common Shares are listed on the New York Stock Exchange.

[3]	Represents premiums earned plus service revenues.

[4]	Presented on a diluted basis. The sum may not equal the total because the average equivalent shares differ in the periods.

[5]	Represents annual rate of return, including quarterly dividend reinvestment.

Direct Premiums Written by State

(unaudited—not covered by report of independent accountants)

(millions)	2002		2001		2000		1999		1998

Florida	$1,045.4	10.8%	$799.6	10.8%	$773.2	12.1%	$895.6	14.2%	$784.4	14.4%
Texas	861.4	8.9	572.5	7.8	532.6	8.3	557.6	8.8	518.6	9.5
New York	672.5	7.0	560.6	7.6	425.6	6.6	600.4	9.5	522.2	9.6
Ohio	620.2	6.4	567.2	7.7	563.2	8.8	528.1	8.4	447.7	8.2
California	575.1	6.0	416.5	5.6	376.6	5.9	416.0	6.6	343.2	6.3
Pennsylvania	492.2	5.1	368.4	5.0	312.3	4.9	322.3	5.1	292.3	5.4
Georgia	486.1	5.0	405.3	5.5	368.6	5.8	301.9	4.8	277.8	5.1
All other	4,912.8	50.8	3,689.1	50.0	3,050.0	47.6	2,683.4	42.6	2,265.1	41.5

Total	$9,665.7	100.0%	$7,379.2	100.0%	$6,402.1	100.0%	$6,305.3	100.0%	$5,451.3	100.0%

APP.-B-43

Directors
Milton N. Allen[1,2] Consultant, Director
and Trustee,
Profit and Not-for-profit
Organizations

B. Charles Ames[1] Partner,
Clayton, Dubilier & Rice, Inc.
(investment banking)

Charles A. Davis[3,5] Chairman and
Chief Executive Officer,
MMC Capital, Inc.
(private equity investing)

Stephen R. Hardis[2,4,5] Chairman of the Board,
Axcelis Technologies, Inc.
(manufacturing)	Bernadine P. Healy, M.D.
Medical & Science Columnist,
U.S. News & World Report
(publishing)
formerly President and
Chief Executive Officer,
American Red Cross
(emergency services)

Janet Hill[3] Vice President,
Alexander & Associates, Inc.
(management consulting)

Jeffrey D. Kelly[4] Executive Vice President
and Chief Financial Officer,
National City Corporation
(commercial banking)

Philip A. Laskawy[1] Retired,
formerly Chairman and
Chief Executive Officer,
Ernst & Young LLP
(professional services)

Peter B. Lewis[2] Chairman of the Board	Norman S. Matthews[3,5] Consultant,
formerly President,
Federated Department
Stores, Inc.
(retailing)

Glenn M. Renwick[2] President and Chief
Executive Officer

Donald B. Shackelford[4] Chairman,
Fifth Third Bank, Central Ohio
(commercial banking)

[1] Audit Committee member
[2] Executive Committee member
[3] Compensation Committee member
[4] Investment and Capital
Committee member
[5] Nominating and Governance
Committee member	Corporate Officers

Peter B. Lewis
Chairman

Glenn M. Renwick
President and Chief
Executive Officer

W. Thomas Forrester
Vice President and Chief
Financial Officer

Charles E. Jarrett
Vice President, Secretary
and Chief Legal Officer

Jeffrey W. Basch
Vice President and Chief
Accounting Officer

Thomas A. King
Vice President

Stephen D. Peterson
Treasurer

Annual Meeting The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 18, 2003 at 10:00 a.m. eastern time. There were 3,590 shareholders of record on December 31, 2002.

Principal Office The principal office of The Progressive Corporation is at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

Web site: progressive.com

Toll-Free Telephone Number For assistance after an accident or to report a claim, 24 hours a day, 7 days a week, call: 1-800-PROGRESSIVE (1-800-776-4737).

To check rates available to you from Progressive and other leading auto insurance companies, call: 1-800-PROGRESSIVE (1-800-776-4737) or visit: progressive.com.

For 24 Hour Policy Service, call: 1-800-PROGRESSIVE (1-800-776-4737)

Counsel Baker & Hostetler LLP, Cleveland, Ohio

Shareholder/ Investor Relations The Progressive Corporation does not maintain a mailing list for distribution of shareholders’ reports. To view Progressive’s publicly filed documents as well as its earnings and other releases, shareholders can access the Company’s Web site: progressive.com/investors.

To request copies of public financial information on the Company, write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, e-mail: investor_relations@progressive.com or call: 1-440-446-7165.

For specific questions on financial information, call: 1-440-446-2851 or e-mail: investor_relations@progressive.com.

For stock ownership account information, call: National City Bank at 1-800-622-6757.

For all other Company information, call: 1-440-461-5000 or e-mail: webmaster@progressive.com.

Common Shares The Progressive Corporation’s Common Shares (symbol PGR) are traded on the New York Stock Exchange. Dividends are customarily paid on the last day of each quarter. The 2003 quarterly dividend record dates, subject to Board approval, are as follows: March 14, June 13, September 12 and December 12.

Corporate Governance The Company’s Corporate Governance guidelines and Board committee charters are available at: progressive.com/investors, or may be requested in print by writing to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143.

Transfer Agent and Registrar If you have questions about a specific stock ownership account, write or call: Corporate Trust Customer Service, National City Bank, 1900 East Ninth Street, Cleveland, Ohio 44114. Phone: 1-800-622-6757.

Charitable Contributions Progressive supports qualified not-for-profit organizations working to reduce the human trauma and economic cost of auto accidents. In addition, The Progressive Insurance Foundation, established in December 2001, will contribute to qualified tax-exempt organizations that are financially supported by Progressive employees.

Interactive Annual Report The Progressive Corporation’s 2002 Annual Report, in an interactive format, can be found at: progressive.com/annualreport.

© 2003 The Progressive Corporation