Form 10-K, Exhibit 13
period 2003-12-31
PROGRESSIVE CORP/OH/
filed 2004-03-04
CIK 80661

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders, The Progressive Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Cleveland, Ohio
January 21, 2004

- APP.-B-1 -

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	(millions – except per share amounts)
For the years ended December 31,	2003	2002	2001

REVENUES
Net premiums earned	$11,341.0	$8,883.5	$7,161.8
Investment income	465.3	455.2	413.6
Net realized gains (losses) on securities	12.7	(78.6)	(111.9)
Service revenues	41.8	34.3	24.7
Other income[1]	31.2	—	—

Total revenues	11,892.0	9,294.4	7,488.2

EXPENSES
Losses and loss adjustment expenses	7,640.4	6,299.1	5,264.1
Policy acquisition costs	1,249.1	1,031.6	864.9
Other underwriting expenses	1,010.1	874.2	686.9
Investment expenses	11.5	11.5	12.7
Service expenses	25.7	22.0	19.8
Interest expense	95.5	74.6	52.2

Total expenses	10,032.3	8,313.0	6,900.6

NET INCOME
Income before income taxes	1,859.7	981.4	587.6
Provision for income taxes	604.3	314.1	176.2

Net income	$1,255.4	$667.3	$411.4

COMPUTATION OF EARNINGS PER SHARE
Basic:
Average shares outstanding	216.8	219.0	221.0

Per share	$5.79	$3.05	$1.86

Diluted:
Average shares outstanding	216.8	219.0	221.0
Net effect of dilutive stock-based compensation	3.7	4.2	4.2

Total equivalent shares	220.5	223.2	225.2

Per share	$5.69	$2.99	$1.83

1See Note 3 – Income Taxes for discussion.

All share and per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

See notes to consolidated financial statements.

- APP.-B-2 -

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		(millions)
December 31,	2003	2002

ASSETS
Investments:
Available-for-sale:
Fixed maturities, at market (amortized cost: $8,899.0 and $7,409.4)	$9,133.4	$7,712.5
Equity securities, at market:
Preferred stocks (cost: $751.3 and $631.9)	778.8	656.7
Common equities (cost: $1,590.6 and $1,425.3)	1,972.1	1,347.3
Short-term investments, at amortized cost (market: $648.0 and $567.8)	648.0	567.8

Total investments	12,532.3	10,284.3
Cash	12.1	16.9
Accrued investment income	97.4	77.9
Premiums receivable, net of allowance for doubtful accounts of $66.8 and $54.6	2,079.6	1,742.8
Reinsurance recoverables, including $41.4 and $34.8 on paid losses	271.3	215.7
Prepaid reinsurance premiums	114.7	96.7
Deferred acquisition costs	412.3	363.5
Income taxes	81.6	219.2
Property and equipment, net of accumulated depreciation of $476.4 and $392.4	584.7	503.1
Other assets	95.5	44.3

Total assets	$16,281.5	$13,564.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Unearned premiums	$3,894.7	$3,304.3
Loss and loss adjustment expense reserves	4,576.3	3,813.0
Accounts payable, accrued expenses and other liabilities	1,290.1	1,190.1
Debt	1,489.8	1,489.0

Total liabilities	11,250.9	9,796.4

Shareholders’ equity:
Common Shares, $1.00 par value (authorized 300.0, issued 230.1, including treasury shares of 13.7 and 12.1)	216.4	218.0
Paid-in capital	688.3	584.7
Unamortized restricted stock	(28.9)	—
Accumulated other comprehensive income (loss):
Net unrealized appreciation on investment securities	418.2	162.4
Net unrealized gains on forecasted transactions	10.7	11.7
Foreign currency translation adjustment	(3.9)	(4.8)
Retained earnings	3,729.8	2,796.0

Total shareholders’ equity	5,030.6	3,768.0

Total liabilities and shareholders’ equity	$16,281.5	$13,564.4

See notes to consolidated financial statements.

- APP.-B-3 -

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			(millions – except per share amounts)
For the years ended December 31,	2003		2002		2001

RETAINED EARNINGS
Balance, Beginning of year	$2,796.0		$2,497.4		$2,220.4
Net income	1,255.4	$1,255.4	667.3	$667.3	411.4	$411.4

Cash dividends on Common Shares ($.100, $.096 and $.093 per share, split effected)	(21.7)		(21.1)		(20.6)
Treasury shares purchased	(297.5)		(200.7)		(112.5)
Capitalization of stock split	—		(147.0)		—
Other, net	(2.4)		.1		(1.3)

Balance, End of year	$3,729.8		$2,796.0		$2,497.4

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Balance, Beginning of year	$169.3		$125.9		$64.7
Changes in:
Unrealized appreciation		255.8		40.9		52.0
Net unrealized gains on forecasted transactions		(1.0)		2.5		9.2
Foreign currency translation adjustment		.9		—		—

Other comprehensive income	255.7	255.7	43.4	43.4	61.2	61.2

Balance, End of year	$425.0		$169.3		$125.9

Comprehensive Income		$1,511.1		$710.7		$472.6

COMMON SHARES, $1.00 PAR VALUE
Balance, Beginning of year	$218.0		$73.4		$73.5
Stock options exercised	2.8		1.2		.8
Treasury shares purchased[1]	(5.0)		(3.6)		(.9)
Restricted stock issued, net of forfeitures	.6		—		—
Capitalization of stock split	—		147.0		—

Balance, End of year	$216.4		$218.0		$73.4

PAID-IN CAPITAL
Balance, Beginning of year	$584.7		$554.0		$511.2
Stock options exercised	47.2		21.4		25.2
Tax benefits on stock options exercised	44.0		19.3		24.4
Treasury shares purchased	(14.3)		(10.0)		(6.8)
Restricted stock issued, net of forfeitures	26.7		—		—

Balance, End of year	$688.3		$584.7		$554.0

UNAMORTIZED RESTRICTED STOCK
Balance, Beginning of year	$—		$—		$—
Restricted stock issued, net of forfeitures	(37.3)		—		—
Restricted stock market value adjustment	(2.6)		—		—
Amortization of restricted stock	11.0		—		—

Balance, End of year	$(28.9)		$—		$—

Total Shareholders’ Equity	$5,030.6		$3,768.0		$3,250.7

1The Company did not split treasury shares. In 2002, the Company repurchased 136,182 Common Shares prior to the stock split and 3,471,916 Common Shares subsequent to the stock split.

There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.

- APP.-B-4 -

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

			(millions)
For the years ended December 31,	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,255.4	$667.3	$411.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	89.3	83.9	81.0
Amortization of restricted stock	11.0	—	—
Net realized (gains) losses on securities	(12.7)	78.6	111.9
Changes in:
Unearned premiums	590.4	587.6	80.2
Loss and loss adjustment expense reserves	763.3	575.0	251.6
Accounts payable, accrued expenses and other liabilities	124.5	256.6	103.4
Prepaid reinsurance premiums	(18.0)	(19.1)	18.1
Reinsurance recoverables	(55.6)	(14.2)	36.2
Premiums receivable	(336.8)	(245.7)	69.9
Deferred acquisition costs	(48.8)	(46.9)	(6.7)
Income taxes	(.1)	(65.1)	30.2
Tax benefits from exercise of stock options	44.0	19.3	24.4
Other, net	31.0	34.7	23.0

Net cash provided by operating activities	2,436.9	1,912.0	1,234.6

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases:
Available-for-sale: fixed maturities	(9,491.6)	(7,924.9)	(4,935.2)
equity securities	(771.2)	(680.7)	(1,696.0)
Sales:
Available-for-sale: fixed maturities	7,189.3	5,823.3	3,335.5
equity securities	337.8	412.0	1,436.3
Maturities, paydowns, calls and other:
Available-for-sale: fixed maturities	779.2	594.0	451.9
equity securities	91.7	—	135.9
Net purchases of short-term investments	(80.2)	(340.4)	(40.6)
Net unsettled security transactions	(37.1)	115.3	(95.3)
Purchases of property and equipment	(171.1)	(89.9)	(74.9)

Net cash used in investing activities	(2,153.2)	(2,091.3)	(1,482.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	50.0	22.6	26.0
Proceeds from debt	—	398.6	365.4
Payments of debt	—	(.8)	(.5)
Dividends paid to shareholders	(21.7)	(21.1)	(20.6)
Acquisition of treasury shares	(316.8)	(214.3)	(120.2)

Net cash provided by (used in) financing activities	(288.5)	185.0	250.1

Increase (decrease) in cash	(4.8)	5.7	2.3
Cash, Beginning of year	16.9	11.2	8.9

Cash, End of year	$12.1	$16.9	$11.2

See notes to consolidated financial statements.

- APP.-B-5 -

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

- 1 - REPORTING AND ACCOUNTING POLICIES

NATURE OF OPERATIONS The Progressive Corporation, an insurance holding company formed in 1965, owns 68 subsidiaries and has 1 mutual insurance company affiliate and 1 reciprocal insurance company affiliate (the Company) as of December 31, 2003. The insurance subsidiaries and affiliates provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States. The Company’s Personal Lines segment writes insurance for private passenger automobiles and recreation vehicles through both an independent agency channel and a direct channel. The Company’s Commercial Auto segment writes insurance for automobiles and trucks owned by small businesses primarily through the independent agency channel.

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

INVESTMENTS Available-for-sale: fixed maturity securities are debt securities, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of the Company’s asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs or similar economic factors. These securities are carried at market value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reported in accumulated other comprehensive income. Market values are obtained from a recognized pricing service or other quoted sources. The asset-backed portfolio is accounted for under the retrospective method; prepayment assumptions are based on market expectations. For interest only and non-investment-grade asset-backed securities, the prospective method is used in accordance with the guidance prescribed by Emerging Issues Task Force Issue (EITF) 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interest in Securitized Financial Assets.”

     Available-for-sale: equity securities include common equities and nonredeemable preferred stocks and are reported at quoted market values. Changes in the market values of these securities, net of deferred income taxes, are reflected as unrealized appreciation or depreciation in accumulated other comprehensive income. Changes in value of foreign equities due to foreign currency exchange rates are limited by foreign currency hedges; unhedged amounts are not material and changes in value are recognized in income in the current period. The Company held no foreign equities or foreign currency hedges during 2003 or 2002.

     Trading securities are securities bought principally for the purpose of sale in the near term and, when not material to the Company’s financial position, cash flows or results of operations, are reported at market value within the available-for-sale portfolio. The Company had no trading securities at December 31, 2003; derivatives used for trading are discussed below. In prior years, the net activity in trading securities was not material to the Company’s financial position or cash flows; the effect on results of operations is separately disclosed in Note 2 - Investments. To the extent the Company has trading securities, changes in market value would be recognized in income in the current period.

     Derivative instruments may include futures, options, forward positions, foreign currency forwards and interest rate swap agreements and may be used in the portfolio for risk management or trading purposes or to hedge the exposure to: changes in fair value of an asset or liability (fair value hedge); foreign currency of an investment in a foreign operation (foreign currency hedge); or variable cash flows of a forecasted transaction (cash flow hedge). These derivative instruments would be recognized

- APP.-B-6 -

as either assets or liabilities and measured at fair value with changes in fair value recognized in income in the period of change. Changes in the fair value of the hedged items would be recognized in income while the hedge was in effect.

     At December 31, 2003, the Company held two derivatives classified as trading securities. The Company sold default protection related to two issuers, using credit default swaps and matched the notional value of these positions with Treasury notes with an equivalent principal value and maturity to replicate a cash bond position. Changes in the fair value of the credit default swaps and the Treasury notes are recognized in income in the current period.

     During 2003, the Company held no derivatives classified as cash flow hedges. Changes in fair value of these hedges are reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction. Gains and losses on hedges on forecasted transactions are amortized over the life of the hedged item (see Note 4 – Debt). Hedges on forecasted transactions that no longer qualify for hedge accounting due to lack of correlation are considered derivatives used for risk management purposes.

     During 2003, the Company had no fair value or foreign currency hedges or derivative instruments held or issued for risk management purposes. To the extent the Company held fair value hedges, changes in the hedge, along with the hedged items would be recognized in income in the period of change while the hedge was in effect. Gains and losses on foreign currency hedges would offset the foreign exchange gains and losses on the foreign investments. Derivatives held or issued for risk management purposes would be recognized in income during the period of change.

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

     Investment securities are exposed to various risks such as interest rate, market and credit risk. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect portfolio value in the near term. The Company continually monitors its portfolio for pricing changes, which might indicate potential impairments and performs detailed reviews of securities with unrealized losses based on predetermined criteria. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rates or equity market declines. When a security in the Company’s investment portfolio has an unrealized loss in market value that is deemed to be other than temporary, the Company reduces the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. Any future increases in the market value of securities written down are reflected as changes in unrealized gains as part of accumulated other comprehensive income within shareholders’ equity.

     Realized gains and losses on securities are computed based on the first-in first-out method and include write-downs on available-for-sale securities considered to have other than temporary declines in market value.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets using accelerated methods for computers and the straight-line method for all other fixed assets. The useful lives range from 3 to 4 years for computers, 10 to 40 years for buildings and improvements, and 5 to 6 years for all other property and equipment. Property and equipment includes software capitalized for internal use. At December 31, 2003 and 2002, land and buildings comprised 75% and 73%, respectively, of total property and equipment.

     Total interest capitalized was $1.5 million, $.5 million and $1.2 million in 2003, 2002 and 2001, respectively, relating to both the Company’s construction projects and capitalized computer software costs.

INSURANCE PREMIUMS AND RECEIVABLES Insurance premiums written are earned on a pro rata basis over the period of risk, using a mid-month convention. Insurance premiums written in 2004 and forward will be earned based on a daily earnings

- APP.-B-7 -

convention. The Company provides insurance and related services to individuals and small commercial accounts throughout the United States, and offers a variety of payment plans. Generally, premiums are collected prior to providing risk coverage, minimizing the Company’s exposure to credit risk. The Company performs a policy level evaluation to determine the extent the premiums receivable balance exceeds its unearned premiums balance. The Company then ages this exposure to establish an allowance for doubtful accounts based on prior experience.

INCOME TAXES The income tax provision is calculated under the balance sheet approach in accordance with Statement of Financial Accounting Standards (SFAS) 109 “Accounting for Income Taxes.” Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are net unrealized gains/losses on securities, loss reserves, unearned premiums reserves, deferred acquisition costs and non-deductible accruals. The Company reviews its deferred tax assets for recoverability. At December 31, 2003, the Company is able to demonstrate that the benefit of its deferred tax assets is fully realizable and, therefore, no valuation allowance is recorded.

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

REINSURANCE The Company’s reinsurance transactions include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures–CAIP), for which the Company retains no loss indemnity risk (see Note 6 – Reinsurance for further discussion). In addition, the Company cedes auto premiums to state-provided reinsurance facilities and premiums in its non-auto programs to limit its exposure in those particular markets. Prepaid reinsurance premiums were recognized on a pro rata basis over the period of risk, primarily using a mid-month convention and consistent with premiums written. Beginning in 2004, prepaid reinsurance premiums will be earned based on a daily earnings convention. Because the Company’s primary line of business, auto insurance, is written at relatively low limits of liability, the Company does not believe that it needs to mitigate its risk through voluntary reinsurance.

EARNINGS PER SHARE Basic earnings per share are computed using the weighted average number of Common Shares outstanding. Diluted earnings per share include common stock equivalents assumed outstanding during the period. The Company’s common stock equivalents include stock options and qualified restricted stock awards.

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

GUARANTY FUND ASSESSMENTS The Company is subject to state guaranty fund assessments which provide for the payment of covered claims or other insurance obligations of insurance companies deemed insolvent. These assessments are accrued after a formal determination of insolvency has occurred and the Company has written the premiums on which the assessments will be based.

SERVICE REVENUES AND EXPENSES Service revenues consist primarily of fees generated from processing business for involuntary plans and are earned on a pro rata basis over the term of the related policies. Acquisition expenses are deferred and amortized over the period in which the related revenues are earned.

- APP.-B-8 -

STOCK COMPENSATION The Company follows the provisions of SFAS 123 “Accounting for Stock-Based Compensation,” to account for its stock compensation activity in the financial statements. Prior to January 1, 2003, the Company followed the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for its stock option activity.

     The change to the fair value method of accounting was applied prospectively to all non-qualified stock option awards granted, modified, or settled after January 1, 2003. No stock options were granted after December 31, 2002. As a result, there is no compensation cost for stock options included in net income for 2003; however, compensation expense would have been recognized if the fair value method had been used for all awards since the original effective date of SFAS 123 (January 1, 1995). Prior to 2003, the Company granted all options currently outstanding at an exercise price equal to the market price at the date of grant and, therefore, under APB 25, no compensation expense was recorded.

     Beginning in 2003, the Company began issuing restricted stock awards. Compensation expense for restricted stock awards is recognized over the vesting period. The current year expense is not representative of the effect on net income for future years since each subsequent year will reflect expense for additional awards.

     The following table is presented in accordance with SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” and shows the effects on net income and earnings per share had the fair value method been applied to all outstanding and unvested stock option awards for the periods presented. The Company uses the Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant.

(millions, except per share amounts)	2003	2002	2001

Net income, as reported	$1,255.4	$667.3	$411.4
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(12.8)	(16.9)	(15.4)

Net income, pro forma	$1,242.6	$650.4	$396.0

Earnings per share
Basic – as reported	$5.79	$3.05	$1.86
Basic – pro forma	5.73	2.97	1.79

Diluted – as reported	$5.69	$2.99	$1.83
Diluted – pro forma	5.65	2.92	1.76

The current year pro forma expense is not representative of the effect on net income for future years since the Company stopped issuing non-qualified stock option awards as of December 31, 2002.

SUPPLEMENTAL CASH FLOW INFORMATION Cash includes only bank demand deposits. The Company paid income taxes of $579.0 million, $392.0 million and $127.3 million in 2003, 2002 and 2001, respectively. Total interest paid was $99.0 million during 2003, $64.4 million during 2002 and $51.3 million during 2001. Non-cash activity includes the liability for deferred restricted stock compensation and the changes in net unrealized appreciation on investment securities.

     The Company effected a 3-for-1 stock split in the form of a dividend to shareholders on April 22, 2002. The Company issued its Common Shares by transferring $147.0 million from retained earnings to the Common Share account. All share and per share amounts and stock prices were adjusted to give effect to the split. Treasury shares were not split.

NEW ACCOUNTING STANDARDS The accounting standards recently issued by the Financial Accounting Standards Board, Statements of Position and Practice Bulletins issued by the American Institute of Certified Public Accountants and consensus positions of the EITF, which are not reflected within this Annual Report, are currently not applicable to the Company, and therefore, would have no impact on the Company’s financial condition, cash flows or results of operations.

- APP.-B-9 -

- 2 - INVESTMENTS

The composition of the investment portfolio at December 31 was:

		Gross	Gross		% of
		Unrealized	Unrealized	Market	Total
(millions)	Cost	Gains	Losses	Value	Portfolio

2003
Available-for-sale:
U.S. government obligations	$1,307.9	$7.3	$(3.0)	$1,312.2	10.5%
State and local government obligations	2,841.7	94.6	(6.1)	2,930.2	23.4
Foreign government obligations	13.9	.7	—	14.6	.1
Corporate and U.S. agency debt securities	1,763.1	73.9	(3.2)	1,833.8	14.6
Asset-backed securities	2,972.4	83.4	(13.2)	3,042.6	24.3

	8,899.0	259.9	(25.5)	9,133.4	72.9
Preferred stocks	751.3	34.9	(7.4)	778.8	6.2
Common equities	1,590.6	390.3	(8.8)	1,972.1	15.7
Short-term investments	648.0	—	—	648.0	5.2

	$11,888.9	$685.1	$(41.7)	$12,532.3	100.0%

2002
Available-for-sale:
U.S. government obligations	$1,619.6	$27.3	$—	$1,646.9	16.0%
State and local government obligations	1,900.3	76.2	(.5)	1,976.0	19.2
Foreign government obligations	25.6	.8	—	26.4	.3
Corporate and U.S. agency debt securities	1,443.1	75.6	(5.9)	1,512.8	14.7
Asset-backed securities	2,420.8	140.1	(10.5)	2,550.4	24.8

	7,409.4	320.0	(16.9)	7,712.5	75.0
Preferred stocks	631.9	35.1	(10.3)	656.7	6.4
Common equities	1,425.3	55.3	(133.3)	1,347.3	13.1
Short-term investments	567.8	—	—	567.8	5.5

	$10,034.4	$410.4	$(160.5)	$10,284.3	100.0%

See Note 10 – Other Comprehensive Income for changes in the net unrealized gains (losses) during the period.

At December 31, 2003, bonds in the principal amount of $79.6 million were on deposit with various regulatory agencies to meet statutory requirements. The Company did not have any securities of one issuer with an aggregate cost or market value exceeding ten percent of total shareholders’ equity at December 31, 2003 or 2002.

The components of net investment income for the years ended December 31 were:

(millions)	2003	2002	2001

Available-for-sale: fixed maturities	$369.5	$379.4	$335.0
preferred stocks	53.0	45.1	53.8
common equities	31.1	22.8	14.2
Short-term investments	11.7	7.9	10.6

Investment income	465.3	455.2	413.6
Investment expenses	11.5	11.5	12.7

Net investment income	$453.8	$443.7	$400.9

- APP.-B-10 -

The components of net realized gains (losses) for the years ended December 31 were:

(millions)	2003	2002	2001

Gross realized gains:
Available-for-sale: fixed maturities	$108.4	$159.4	$63.0
preferred stocks	7.4	12.0	4.2
common equities	19.0	35.3	119.7
Short-term investments	.1	—	.1

	134.9	206.7	187.0

Gross realized losses:
Available-for-sale: fixed maturities	(40.5)	(85.6)	(51.9)
preferred stocks	(4.1)	(.1)	(31.0)
common equities	(77.6)	(199.6)	(216.0)

	(122.2)	(285.3)	(298.9)

Net realized gains (losses) on securities:
Available-for-sale: fixed maturities	67.9	73.8	11.1
preferred stocks	3.3	11.9	(26.8)
common equities	(58.6)	(164.3)	(96.3)
Short-term investments	.1	—	.1

	$12.7	$(78.6)	$(111.9)

Per share	$.04	$(.23)	$(.32)

For 2003, 2002 and 2001, net realized gains (losses) on securities include $50.3 million, $136.5 million and $36.0 million, respectively, of write downs in securities determined to have an other than temporary decline in market value for securities held at December 31.

The components of gross unrealized losses at December 31, 2003, in accordance with EITF Issue 03-1, “The Meaning of Other-Than-Temporary Impairments,” were:

		Unrealized Losses

	Total
	Market		Less than	12 months
(millions)	Value	Total	12 Months	or greater

Available-for-sale: fixed maturities	$2,004.9	$(25.5)	$(22.9)	$(2.6)
preferred stocks	132.3	(7.4)	(2.2)	(5.2)
common equities	179.2	(8.8)	(2.2)	(6.6)

	$2,316.4	$(41.7)	$(27.3)	$(14.4)

The market value for securities in an unrealized loss position for 12 months or greater was $165.1 million.

None of these securities was deemed to have any fundamental issues that would lead the Company to believe that they were other than temporarily impaired. The Company has the intent and ability to hold the fixed-maturity securities and preferred stocks to maturity/redemption, and will do so, as long as their relative value is greater than comparable investment opportunities with similar investment risk characteristics. The Company will retain the common stocks to maintain correlation to the Russell 1000 index as long as the portfolio and index correlation remain similar. If the Company’s strategy were to change and these securities were impaired, the Company would recognize a write down in accordance with its stated policy.

- APP.-B-11 -

Trading securities are accounted for separately in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” At December 31, 2003 and 2002, the Company did not hold any trading securities. Derivatives used for trading purposes are discussed below. Net realized gains (losses) on trading securities for the years ended December 31, 2003, 2002 and 2001 were $.1 million, $0 and $(6.5) million, respectively. Trading securities are not material to the Company’s financial condition, cash flows or results of operations and are reported within the available-for-sale portfolio, rather than separately disclosed.

The composition of fixed maturities by maturity at December 31, 2003 was:

		Market
(millions)	Cost	Value

Less than one year	$629.3	$643.5
One to five years	4,540.8	4,645.4
Five to ten years	3,661.2	3,774.2
Ten years or greater	67.7	70.3

	$8,899.0	$9,133.4

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

     Derivative instruments are generally used to manage the Company’s risks and enhance the yields of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. During 2003 and 2002, the Company did not hold any open risk management derivative positions; during 2001, the Company recognized net losses of $2.7 million.

     During 2002, the Company entered into a cash flow hedge in anticipation of its $400 million debt issuance, of which $150 million was originally expected to be a 10-year issuance and $250 million a 30-year issuance. The decision to issue all 30-year debt made the 10-year hedge a discontinued hedge and the loss recognized on closing the hedge of $1.5 million was realized in income in accordance with SFAS 133. The debt issuance hedges are described further in Note 4 – Debt.

     Derivative instruments may also be used for trading purposes. At December 31, 2003, the Company held two derivative instruments used for trading purposes, with a net market value of $5.7 million. During 2003, the Company sold credit default protection related to two issuers, using credit default swaps. The Company matched the notional value of the positions with Treasury notes with an equivalent principal value and maturity to replicate a cash bond position. The net market value of the derivatives and the Treasury notes was $103.2 million as of December 31, 2003. Net gains (losses) on the position were $4.9 million in 2003, including $(.8) million on the Treasury notes. Net gains (losses) on positions were $(.1) million in 2002 and $1.9 million in 2001 and are included in the available-for-sale portfolio.

- 3 - INCOME TAXES

The components of the Company’s income tax provision (benefit) were as follows:

(millions)	2003	2002	2001

Current tax provision	$543.6	$404.9	$176.6
Deferred tax (benefit) expense	60.7	(90.8)	(.4)

Total income tax provision	$604.3	$314.1	$176.2

- APP.-B-12 -

The provision for income taxes in the accompanying consolidated statements of income differed from the statutory rate as follows:

(millions)	2003		2002		2001

Income before income taxes	$1,859.7		$981.4		$587.6

Tax at statutory rate	$650.9	35%	$343.5	35%	$205.7	35%
Tax effect of:
Exempt interest income	(26.9)	(1)	(15.6)	(2)	(14.7)	(3)
Dividends received deduction	(16.6)	(1)	(12.9)	(1)	(12.6)	(2)
Other items, net	(3.1)	—	(.9)	—	(2.2)	—

	$604.3	33%	$314.1	32%	$176.2	30%

At December 31, 2003 and 2002, net income taxes payable were $15.3 million and $75.6 million, respectively.

In July 2003, the Company received notice from the Internal Revenue Service that the Joint Committee of Taxation of Congress had completed its review of a Federal income tax settlement agreed to by the Internal Revenue Service, primarily attributable to the amount of loss reserves deductible for tax purposes. As a result, the Company will receive an income tax refund of approximately $58 million, which is reflected as a tax recoverable as a component of the Company’s “Income Taxes” item on the balance sheet. In addition, as of December 31, 2003, the Company estimated that it will receive $31.2 million, or $.09 per share, of interest; interest will continue to accrue thereafter until payment is received.

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2003 and 2002, the components of the net deferred tax assets were as follows:

(millions)	2003	2002

Deferred tax assets:
Unearned premium reserve	$268.4	$230.7
Non-deductible accruals	84.5	79.2
Loss reserves	113.1	149.6
Write-downs on securities	34.7	50.7
Other	—	5.6
Deferred tax liabilities:
Deferred acquisition costs	(144.3)	(127.2)
Unrealized gains	(225.2)	(87.5)
Hedges on forecasted transactions	(5.8)	(6.3)
Other	(28.5)	—

Net deferred tax assets	$96.9	$294.8

- APP.-B-13 -

- 4 - DEBT

Debt at December 31 consisted of:

	2003		2002

		Market		Market
(millions)	Cost	Value	Cost	Value

6.60% Notes due 2004 (issued: $200.0, January 1994)	$200.0	$200.3	$199.8	$208.1
7.30% Notes due 2006 (issued: $100.0, May 1996)	99.9	110.8	99.8	110.9
6.375% Senior Notes due 2012 (issued: $350.0, December 2001)	347.5	382.6	347.2	370.4
7% Notes due 2013 (issued: $150.0, October 1993)	148.8	171.0	148.7	165.5
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	294.0	312.5	294.0	295.8
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	393.6	408.8	393.5	432.2
Other debt	6.0	6.0	6.0	6.0

	$1,489.8	$1,592.0	$1,489.0	$1,588.9

Debt includes amounts the Company has borrowed and contributed to the capital of its insurance subsidiaries or borrowed for other long-term purposes. Market values are obtained from publicly quoted sources. Interest on all debt is payable semiannually and all principal is due at maturity. There are no restrictive financial covenants.

     The 6.25% Senior Notes, the 6.375% Senior Notes and the 6 5/8% Senior Notes (collectively, “Senior Notes”) may be redeemed in whole or in part at any time, at the option of the Company, subject to a “make whole” provision. All other debt is noncallable.

     Prior to issuance of the Senior Notes, the Company entered into forecasted debt issuance hedges against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed. Pursuant to SFAS 133, the Company recognized, as part of accumulated other comprehensive income, a $5.1 million unrealized gain associated with the 6.25% Senior Notes and an $18.4 million unrealized gain associated with the 6.375% Senior Notes. In addition, in 2001, the Company reclassified the remaining $4.2 million unrealized loss associated with the 6 5/8% Senior Notes from a deferred asset account, in accordance with SFAS 80, “Accounting for Futures Contracts,” accumulated other comprehensive income. The gain (loss) on these hedges is recognized as an adjustment to interest expense over the life of the related debt issuances.

     In May 1990, the Company entered into a revolving credit arrangement with National City Bank, which is reviewed by the bank annually. Under this agreement, the Company has the right to borrow up to $10.0 million. By selecting from available credit options, the Company may elect to pay interest at rates related to the London interbank offered rate, the bank’s base rate or at a money market rate. A commitment fee is payable on any unused portion of the committed amount at the rate of .125% per annum. The Company had no borrowings under this arrangement at December 31, 2003 or 2002.

     Aggregate principal payments on debt outstanding at December 31, 2003, are $206.0 million for 2004, $0 for 2005, $100.0 million for 2006, $0 for 2007, $0 for 2008 and $1.2 billion thereafter.

- APP.-B-14 -

- 5 - LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Activity in the loss and loss adjustment expense reserves, prepared in accordance with GAAP, is summarized as follows:

(millions)	2003	2002	2001

Balance at January 1	$3,813.0	$3,238.0	$2,986.4
Less reinsurance recoverables on unpaid losses	180.9	168.3	201.1

Net balance at January 1	3,632.1	3,069.7	2,785.3

Incurred related to:
Current year	7,696.5	6,295.6	5,363.1
Prior years	(56.1)	3.5	(99.0)

Total incurred	7,640.4	6,299.1	5,264.1

Paid related to:
Current year	5,065.4	4,135.0	3,570.4
Prior years	1,860.7	1,601.7	1,409.3

Total paid	6,926.1	5,736.7	4,979.7

Net balance at December 31	4,346.4	3,632.1	3,069.7
Plus reinsurance recoverables on unpaid losses	229.9	180.9	168.3

Balance at December 31	$4,576.3	$3,813.0	$3,238.0

The Company’s objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while sustaining minimal variation from the date that the reserves are initially established until losses are fully developed. The Company’s reserves developed favorably in 2003 and 2001. In addition to favorable claims settlement during 2003, the Company benefited from a change in its estimate of the Company’s future operating losses due to business assigned from the New York Automobile Insurance Plan.

     Because the Company is primarily an insurer of motor vehicles, it has limited exposure to environmental, asbestos and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known. The Company does not believe that these claims will have a material effect on the Company’s liquidity, financial condition, cash flows or results of operations.

     The Company writes personal and commercial auto insurance in the coastal states, which could be exposed to natural catastrophes. Although the occurrence of a major catastrophe could have a significant affect on the Company’s monthly or quarterly results, the Company believes such an event would not be so material as to disrupt the overall normal operations of the Company. The Company is unable to predict if any such events will occur in the near term.

- 6 - REINSURANCE

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

     As of December 31, 2003, almost 60% of the “prepaid reinsurance premiums” and approximately 55% of the “reinsurance recoverables” are comprised of CAIP, compared to approximately 55% for both items in 2002, for which the Company retains no loss indemnity risk.

- APP.-B-15 -

The effect of reinsurance on premiums written and earned for the years ended December 31 was as follows:

	2003		2002		2001

(millions)	Written	Earned	Written	Earned	Written	Earned

Direct premiums	$12,187.9	$11,597.5	$9,665.7	$9,078.1	$7,379.2	$7,299.0
Ceded	(274.5)	(256.5)	(213.8)	(194.7)	(119.2)	(137.3)
Assumed	—	—	.1	.1	.1	.1

Net premiums	$11,913.4	$11,341.0	$9,452.0	$8,883.5	$7,260.1	$7,161.8

Losses and loss adjustment expenses are net of reinsurance ceded of $185.8 million in 2003, $131.8 million in 2002 and $102.4 million in 2001.

- 7 - STATUTORY FINANCIAL INFORMATION

At December 31, 2003, $492.7 million of consolidated statutory policyholders’ surplus represents net admitted assets of the Company’s insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

     During 2003, the insurance subsidiaries paid aggregate cash dividends of $516.2 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $967.2 million in 2004 without prior approval from regulatory authorities.

     Statutory policyholders’ surplus was $4,538.3 million and $3,370.2 million at December 31, 2003 and 2002, respectively. Statutory net income was $1,260.5 million, $557.4 million and $469.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

- 8 - EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS The Company has a two-tiered Retirement Security Program. The first tier is a defined contribution pension plan covering all employees who meet requirements as to age and length of service. Contributions vary from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service. Company contributions were $15.4 million in 2003, $13.0 million in 2002 and $10.7 million in 2001.

     The second tier is a long-term savings plan under which the Company matches, up to a maximum of 3% of the employee’s eligible compensation, amounts contributed to the plan by an employee. Effective April 1, 2002, Company matching contributions may be invested by a participant in any of the investment funds available under the plan. Previously, such matching contributions were required to be invested in the Company stock fund until fully vested. Company matching contributions were $19.9 million in 2003, $16.9 million in 2002 and $14.4 million in 2001.

POSTEMPLOYMENT BENEFITS The Company provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation, and, if elected, continuation of health-care benefits. The Company’s liability was $12.3 million at December 31, 2003, compared to $10.0 million in 2002.

- APP.-B-16 -

POSTRETIREMENT BENEFITS The Company provides postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. This group of employees represents less than one-half of one percent of the Company’s current workforce. The Company’s funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future.

DEFERRED COMPENSATION The Company maintains The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan), which permits eligible executives to defer receipt of some or all of their annual bonuses or restricted stock awards. These deferred amounts are deemed invested in one or more investment funds, including Common Shares of the Company, offered under the Deferral Plan. All distributions from the Deferral Plan will be made in cash. Prior to January 2004, distributions representing amounts deemed invested in Common Shares were made in Common Shares. The Company reserved 900,000 Common Shares for issuance under the Deferral Plan. Included in the Company’s balance sheets is an irrevocable grantor trust established to provide a source of funds to assist the Company in meeting its liabilities under the Deferral Plan. At December 31, 2003 and 2002, the trust held assets of $41.3 million and $23.6 million, respectively, of which $7.1 million and $5.2 million were held in Common Shares, to cover its liabilities.

INCENTIVE COMPENSATION PLANS The Company’s incentive compensation plans include executive cash bonus programs for key members of management, a cash gainsharing program for all other employees and other stock-based compensation plans for key members of management and the non-employee directors. The amounts charged to income for cash incentive compensation plans were $233.5 million in 2003, $169.4 million in 2002 and $128.3 million in 2001. The amount charged to income for time-based and performance-based restricted stock awards was $11.0 million in 2003.

     The Company’s 2003 Incentive Plan and the Company’s 1995 Incentive Plan, which provide for the granting of stock-based awards, including stock options and restricted stock awards, to key employees of the Company, has 5 million and 15 million shares authorized, respectively. The 1989 Incentive Plan has expired; however, awards made under the plan prior to expiration are still in effect.

     Beginning in 2003, the Company began issuing restricted stock awards in lieu of stock options. The restricted stock awards were issued as either time-based or performance-based awards. The time-based awards vest in equal installments upon the lapse of a period of time, typically over 3, 4 and 5 year periods. The restriction period must be a minimum of six months and one day. The performance-based awards vest upon the achievement of predetermined performance criteria. The restricted stock awards are expensed pro rata over the vesting period based on the market value of the non-deferred awards at the time of grant, while the deferred awards are based on the current market value at the end of the reporting period.

     Prior to 2003, the Company issued nonqualified stock options, which were granted for periods up to ten years, become exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All options granted had an exercise price equal to the market value of the Common Shares on the date of grant. All option exercises are settled in Common Shares.

A summary of all employee restricted stock activity during the year ended December 31, 2003, follows:

	2003

		Weighted
		Average
	Number of	Grant
Restricted Shares	Shares	Price

Beginning of year	—	—
Add (deduct):
Granted	553,290	$65.81
Vested	(655)	65.55
Cancelled	(2,987)	65.55

End of year	549,648	$65.81

- APP.-B-17 -

A summary of all employee stock option activity during the years ended December 31 follows:

	2003		2002		2001

		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
Options Outstanding	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Beginning of year	11,947,271	$27.44	12,682,380	$23.81	13,576,176	$20.53
Add (deduct):
Granted	—	—	1,194,192	52.17	2,012,082	30.89
Exercised	(2,826,420)	17.47	(1,464,862)	15.11	(2,437,755)	10.47
Cancelled	(395,814)	32.66	(464,439)	30.81	(468,123)	28.58

End of year	8,725,037	$30.43	11,947,271	$27.44	12,682,380	$23.81

Exercisable, end of year	3,749,453	$25.49	4,542,722	$17.19	4,206,609	$13.19

Available, end of year[1]	11,825,903		6,988,479		7,739,682

1 Represents total shares available under both the 1995 and 2003 Incentive Plans, after the granting of stock options and restricted stock awards.

The following employee stock options were outstanding or exercisable as of December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted Average	Weighted		Weighted
Range of	Number of	Remaining	Average	Number of	Average
Exercise Prices	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

$10<15	298,700	1.00 year	$12.74	298,700	$12.74
15<20	2,899,812	4.82 years	18.20	1,415,373	17.13
20<30	1,004,239	3.43 years	23.12	880,246	22.86
30<40	1,811,047	6.92 years	30.81	268,595	31.13
40<50	1,574,415	4.64 years	44.83	696,285	41.81
50<60	1,136,824	7.98 years	52.21	190,254	52.11

$10<60	8,725,037			3,749,453

In addition to the employee incentive plans disclosed above, the Company registered 350,000 Common Shares for the 2003 Directors Equity Incentive Plan, which provides for the granting of equity-based incentive awards to non-employee directors of the Company, and 600,000 Common Shares under the 1998 Directors’ Stock Option Plan. During 2003, the Company granted 16,102 time-based restricted stock awards, which vest within one year from the date of grant. During 2002 and 2001, the Company granted options for 23,571 shares and 38,853 shares, respectively, to the non-employee directors. These awards have the same vesting, exercise and contract terms as the employee stock option awards. As of December 31, 2003, 2002 and 2001, the directors stock options outstanding and exercisable were 311,061 shares, 343,044 shares and 385,473 shares, respectively.

- APP.-B-18 -

Under SFAS 123, the Company uses the modified Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant, including 62,424 options awarded to the non-employee directors during 2002 and 2001, using the following assumptions:

	2002	2001

Option Term	6 years	6 years
Annualized Volatility Rate	39.5%	37.7%
Risk-Free Rate of Return	4.66%	5.24%
Dividend Yield	.25%	.30%
Black-Scholes Value	44.6%	44.5%

The Company elected to account for terminations when they occur rather than include an attrition factor into its model.

     In 2002 and 2001, the Company granted options to certain senior managers, which in addition to having a fixed vesting date, contain a provision for accelerated vesting based on achieving predetermined objectives. To calculate the fair value of these options awarded, the Company used an eight-year option term, based on the exercise pattern of this group of employees, as well as the other assumptions listed above. These assumptions produced a Black-Scholes value of 51.5% and 51.1% for 2002 and 2001, respectively.

- 9 - SEGMENT INFORMATION

The Company writes personal automobile and other specialty property-casualty insurance and provides related services throughout the United States. The Company’s Personal Lines segment writes insurance for private passenger automobiles and recreation vehicles, and is generated either by an agency or written directly by the Company. The Personal Lines-Agency channel includes business written by the Company’s network of more than 30,000 independent insurance agencies, brokers and strategic alliance business relationships (other insurance companies, financial institutions, employers and national brokerage agencies). The Personal Lines-Direct channel includes business written through 1-800-PROGRESSIVE, online at progressive.com and on behalf of affinity groups. The Personal Lines segment, which includes both the Agency and Direct channels, are managed at a local level and structured into six regions per channel. Each region has a business leader and a product team, with local product managers at the state level.

     The Company’s Commercial Auto segment writes primary liability, physical damage and other auto-related insurance for automobiles and trucks owned by small businesses. During 2002, the Company began separately reporting the Commercial Auto business from its other businesses and restated all prior periods discussed in this report.

     The Company’s other businesses primarily include directors’ and officers’ liability insurance and providing insurance-related services, primarily processing CAIP business. The other businesses are also managing the wind-down of the Company’s lender’s collateral protection program.

     All revenues are generated from external customers and the Company does not have a reliance on any major customer.

     The Company evaluates segment profitability based on pretax underwriting and service profit (loss). Expense allocations are based on certain assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets, investment income, interest expense or income taxes to operating segments. In addition, the Company does not separately identify depreciation and amortization expense by segment and such disclosure would be impracticable. Companywide depreciation and amortization expense was $89.3 million in 2003, $83.9 million in 2002 and $81.0 million in 2001. The accounting policies of the operating segments are the same as those described in Note 1 – Reporting and Accounting Policies.

- APP.-B-19 -

Following are the operating results for the years ended December 31:

	2003		2002		2001

		Pretax		Pretax		Pretax
(millions)	Revenues	Profit (Loss)	Revenues	Profit (Loss)	Revenues	Profit (Loss)

Personal Lines – Agency	$6,948.0	$836.0	$5,542.7	$388.0	$4,706.8	$251.2
Personal Lines – Direct	3,103.0	383.0	2,365.1	203.8	1,787.0	40.9

Total Personal Lines[1]	10,051.0	1,219.0	7,907.8	591.8	6,493.8	292.1
Commercial Auto Business	1,226.7	214.2	880.0	80.0	552.3	45.7
Other businesses[2]	136.3	55.5	130.0	19.1	140.4	13.0
Investments[3]	478.0	466.5	376.6	365.1	301.7	289.0
Interest expense	—	(95.5)	—	(74.6)	—	(52.2)

	$11,892.0	$1,859.7	$9,294.4	$981.4	$7,488.2	$587.6

1Personal automobile insurance accounted for 93% of the total Personal Lines segment net premiums written in 2003, 2002 and 2001.

2For 2003, both revenues and pretax profit include $31.2 million of estimated interest income related to an income tax refund the Company will receive. See Note 3 – Income Taxes for further discussion.

3Revenues represent recurring investment income and net realized gains (losses) on securities; pretax profit is net of investment expenses.

- 10 - OTHER COMPREHENSIVE INCOME

The components of other comprehensive income for the years ended December 31 were as follows:

	2003			2002

		Tax			Tax
		(Provision)	After		(Provision)	After
(millions)	Pretax	Benefit	Tax	Pretax	Benefit	Tax

Unrealized gains (losses) arising during period:
Available-for-sale:
fixed maturities	$2.8	$(.9)	$1.9	$240.9	$(84.3)	$156.6
equity securities	431.6	(151.1)	280.5	(137.8)	48.2	(89.6)
Reclassification adjustment:[1]
Available-for-sale:
fixed maturities	(71.5)	25.0	(46.5)	(13.8)	4.7	(9.1)
equity securities	30.6	(10.7)	19.9	(26.2)	9.2	(17.0)

Net unrealized gains (losses)	393.5	(137.7)	255.8	63.1	(22.2)	40.9
Net unrealized gains on forecasted transactions[2]	(1.5)	.5	(1.0)	3.8	(1.3)	2.5
Foreign currency translation adjustment[3]	.9	—	.9	—	—	—

Other comprehensive income	$392.9	$(137.2)	$255.7	$66.9	$(23.5)	$43.4

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2001

		Tax
		(Provision)	After
(millions)	Pretax	Benefit	Tax

Unrealized gains (losses) arising during period:
Available-for-sale:
fixed maturities	$17.0	$(5.9)	$11.1
equity securities	40.9	(14.3)	26.6
Reclassification adjustment:[1]
Available-for-sale:
fixed maturities	16.7	(5.8)	10.9
equity securities	5.2	(1.8)	3.4

Net unrealized gains (losses)	79.8	(27.8)	52.0
Net unrealized gains on forecasted transactions[2]	14.2	(5.0)	9.2
Foreign currency translation adjustment[3]	—	—	—

Other comprehensive income	$94.0	$(32.8)	$61.2

1Represents adjustments for gains (losses) realized in net income for securities held in the portfolio at December 31 of the preceding year.

2Entered into for the purpose of managing interest rate risk associated with debt issuances. See Note 4 – Debt. The Company expects to reclassify $1.6 million into income within the next 12 months.

3Foreign currency translation adjustments have no tax effect.

- APP.-B-20 -

-11- LITIGATION

The Company is named as defendant in various lawsuits arising out of its insurance operations. All legal actions relating to claims made under insurance policies are considered by the Company in establishing its loss and loss adjustment expense reserves.

     In addition, the Company is named as defendant in a number of class action or individual lawsuits. Other insurance companies face many of these same issues. The lawsuits discussed below are in various stages of development. The Company plans to contest these suits vigorously, but may pursue settlement negotiations in appropriate cases. The outcomes of these cases are uncertain at this time. In accordance with GAAP, the Company is only permitted to establish loss reserves for lawsuits when it is probable that a loss has been incurred and the Company can reasonably estimate its potential exposure (referred to as a loss that is both “probable and estimable” in the discussion below). As to lawsuits that do not satisfy both parts of this GAAP standard, the Company has not established reserves at this time. However, in the event that any one or more of these cases results in a judgment against or settlement by the Company, the resulting liability could have a material impact on the Company’s financial condition, cash flows and results of operations.

     As required by the GAAP standard, the Company has established loss reserves for lawsuits as to which the Company has determined that a loss is both probable and estimable. Certain of these cases are mentioned in the discussion below. Based on currently available information, the Company believes that its reserves for these lawsuits are reasonable and that the amounts reserved did not have a material impact on the Company’s financial condition or results of operations. However, if any one or more of these cases results in a judgment against or settlement by the Company for an amount that is significantly greater than the amount so reserved, the resulting liability could have a material impact on the Company’s financial condition, cash flows and results of operations.

     There are currently three putative class action lawsuits challenging the Company’s use of certain automated database vendors to assist in the adjustment of bodily injury claims. Plaintiffs allege that these databases systematically undervalue the claims. The Company does not consider a loss from these cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

     There are currently five putative class action lawsuits challenging the Company’s installment fee programs. The Company has successfully defended similar cases in the past and does not consider a loss to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

     There are currently four putative class action lawsuits challenging the Company’s practice of specifying aftermarket (non-original equipment manufacturer) replacement parts in the repair of insured or claimant vehicles. Plaintiffs in these cases generally allege that aftermarket parts are inferior to replacement parts manufactured by the vehicle’s original manufacturer and that the use of such parts fails to restore the damaged vehicle to its “pre-loss” condition, as required by their insurance policies. The Company does not consider a loss from these cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

     There are currently four putative class action lawsuits, and one individual bad faith case, pending against the Company in Florida, challenging the legality of the Company’s payment of preferred provider rates on personal injury protection (PIP) claims. The primary issue is whether the Company violated Florida law by paying PIP medical expense claims at preferred provider rates. The Company does not consider a loss to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

     There are currently three putative class action lawsuits, challenging the Company’s use of certain automated database vendors to assist in the evaluation of total loss claims. Plaintiffs allege that these databases systematically undervalue total loss claims to the detriment of insureds. The Company has been engaged in extensive settlement negotiations concerning these cases over a prolonged period of time and has established a loss reserve for these cases.

     There are currently six class action lawsuits challenging certain aspects of the Company’s use of credit information and notice requirements under the federal Fair Credit Reporting Act. One of these cases is a state-specific class action that was certified in December 2002. A loss reserve has been established for that case. The Company does not consider a loss from the other five cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

     The Company is defending four putative class action lawsuits, in various Texas state courts, alleging that the Company is obligated to reimburse insureds for the inherent diminished value of their vehicles under their auto policies. Plaintiffs define

- APP.-B-21 -

inherent diminished value as the difference between the market value of the insured automobile before an accident and the market value after proper repair. The Supreme Court of Texas has recently ruled that diminished value recovery is not available under the Texas automobile policy. The Company believes that the ruling should result in the termination of the four pending Texas cases, mentioned above. In February 2002, the Company reached an agreement to settle its Georgia diminution of value case for $19.8 million, plus administrative costs. The claims process was completed in early 2003. The Company believes that Georgia law on diminution of value is an anomaly and has successfully defended several of these cases in other jurisdictions.

     The Company is currently defending one federal collective action lawsuit and five state class action lawsuits involving worker classification issues. These lawsuits challenge the Company’s exempt employee classification under the federal Fair Labor Standards Act and/or various state laws. In November 2002, the Company reached an agreement to settle its lawsuit relating to the classification of the Company’s California claims employees as exempt workers for purposes of state wage and hour laws for $10 million. The claims process for the California case was completed in early 2003. That class action lawsuit was based on California-specific law. The Company continues to believe that its classification of claim representatives as exempt workers is appropriate under federal and state laws. Accordingly, the Company does not consider a loss from the remaining cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

     In July 2002, the Company settled a nationwide class action lawsuit challenging one of the Company’s claim adjustment practices, known as the charging of “ betterment.” Specifically, it was alleged that the Company made improper adjustments for depreciation and physical condition in the adjustment of first party physical damage claims. This settlement has received trial court approval and the claims process was completed in early 2003.

     The Company is currently defending two groups of individual cases, one in Alabama and one in Mississippi, challenging the subsidiaries’ alternative commissions programs. Under these programs, the Company’s independent insurance agents were able to offer its insurance products at different commission levels. In July 2002, the Company reached a nationwide settlement of a class action lawsuit challenging the alternative commission programs. The settlement resulted in the payment of approximately $60 million, including the costs of settlement and attorneys’ fees. The claims process for that settlement was completed in early 2003. The two groups of cases mentioned above are comprised of individuals that opted out of the national class action settlement. The Company has established a loss reserve for these cases.

     The Company is defending one putative class action lawsuit alleging that the Company’s rating practices at renewal are improper. The Company does not consider a loss from this case to be probable and estimable, and is unable to establish a range of loss, if any, at this time.

     There is currently one national putative class action lawsuit brought on behalf of medical providers disputing the legality of the Company’s practice of paying first party medical benefits pursuant to a preferred provider agreement. The Company does not consider a loss to be probable and estimatable, and is unable to estimate a range of loss, if any, at this time.

-12- COMMITMENTS AND CONTINGENCIES

The Company has operating lease commitments and service agreements with terms greater than one year, some with options to renew at the end of the contract periods.

The minimum commitments under noncancelable agreements at December 31, 2003, are as follows:

(millions)

	Operating	Service
Year	Leases	Contracts	Total

2004	$77.4	$76.6	$154.0
2005	57.0	41.4	98.4
2006	42.3	1.4	43.7
2007	31.9	1.4	33.3
2008	19.7	1.4	21.1
Thereafter	43.3	2.2	45.5

- APP.-B-22 -

Total expense incurred by the Company was:

(millions)

	Operating	Service
Year	Leases	Contracts	Total

2003	$101.6	$80.1	$181.7
2002	71.0	77.5	148.5
2001	69.9	49.9	119.8

During 2003, the Company incurred $12.2 million of guaranty fund assessments, compared to $21.2 million in 2002 and $14.6 million in 2001. At December 31, 2003 and 2002, the Company had $10.1 million and $17.9 million, respectively, reserved for future assessments on current insolvencies. The Company believes that any assessment in excess of its current reserves will not materially affect the Company’s financial condition, cash flows or results of operations.

     As of December 31, 2003, the Company had open investment funding commitments of $28.4 million. The Company had no uncollateralized lines or letters of credit as of December 31, 2003 or 2002.

-13- FAIR VALUE OF FINANCIAL INSTRUMENTS

Information about specific valuation techniques and related fair value detail is provided in Note 1 – Reporting and Accounting Policies, Note 2 – Investments and Note 4 – Debt. The cost and market value of the financial instruments as of December 31 are summarized as follows:

	2003		2002

		Market		Market
(millions)	Cost	Value	Cost	Value

Investments:
Available-for-sale: fixed maturities	$8,899.0	$9,133.4	$7,409.4	$7,712.5
preferred stocks	751.3	778.8	631.9	656.7
common equities	1,590.6	1,972.1	1,425.3	1,347.3
Short-term investments	648.0	648.0	567.8	567.8
Debt	(1,489.8)	(1,592.0)	(1,489.0)	(1,588.9)

-14- RELATED PARTY TRANSACTIONS

The following table summarizes the Company’s repurchase of its Common Shares, $1.00 par value, from Peter B. Lewis, the Company’s Chairman of the Board, or through an entity owned and controlled, directly or indirectly, by Mr. Lewis. The prices per share equaled the then current market price of the Company’s stock as quoted on the New York Stock Exchange. These transactions are part of the Company’s ongoing repurchase program to eliminate the effect of dilution created by equity compensation awards.

	Number of	Price per
Date of Purchase	Shares	Share[1]

September 2003	200,000	$71.00
January 2003	400,000	52.23
March 2002	6,182	53.92
October 2001	30,866	47.82

1Per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

- APP.-B-23 -

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion of the consolidated financial condition and results of operations.

OVERVIEW The Progressive Corporation is a holding company and does not have any revenue producing operations of its own. Its insurance subsidiaries and affiliates (together with The Progressive Corporation, the “Company”) provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States. The Company’s Personal Lines segment writes insurance for private passenger automobiles and recreation vehicles through both the independent agency channel and the direct channel. The Company ranks third in the U.S. private passenger auto insurance market, based on net premiums written, with an estimated 7% market share. Although there are over 300 insurance companies/groups with annual premiums greater than $5 million competing in this $150 billion market, the top 10 insurance groups account for approximately 60% of the premiums written. The Company expects that the market will continue to consolidate with the top 15 or 20 companies growing at the expense of the smaller ones, which may not have sufficient resources to invest in the technologies and systems necessary to remain cost competitive. The Company is the number one writer of private passenger auto insurance through independent agencies and the number three writer in the direct channel, based on net premiums written in the United States. The Company also competes in the U.S. commercial auto insurance market where it is the third largest carrier with about 5% market share. The Company’s Commercial Auto segment writes insurance for automobiles and trucks owned by small businesses primarily through the independent agency channel.

     The holding company receives cash through borrowings, equity sales, subsidiary dividends and other transactions, and may use the proceeds to contribute to the capital of its insurance subsidiaries in order to support premium growth, to repurchase its Common Shares, to pay interest on or to retire its outstanding indebtedness, to pay dividends and for other business purposes. In addition, the Company has $1.4 billion of readily marketable securities in a non-insurance subsidiary that can be used to satisfy the holding company’s obligations. The Company did not issue any debt or equity securities during 2003, but repaid $200 million of notes in January 2004. On a consolidated basis, the Company generated positive cash flows of $2.4 billion in 2003, portions of which were used during the year to repurchase 5.0 million Common Shares (average cost of $64.00 per share) and to construct two call centers and an office building, as well as lease additional space to support our growing operations. The Company leased 12 additional Claims Service Center sites during the year. These sites, which are designed to provide end-to-end resolution for auto physical damage losses, are expected to improve efficiency, increase accuracy, reduce rework, improve repair cycle time and provide greater brand distinction. The Company continues to evaluate the operating performance and cost parameters of these sites to validate their effectiveness.

     The Company’s goal is to grow as fast as possible, constrained only by its objective to produce an aggregate calendar year 4% underwriting profit and its ability to provide high quality customer service. The Company had a successful 2003 with a 26% increase in net premiums written, an underwriting profit of 12.7% and net income of $1.26 billion. The Company continued to reap the benefits of the profitable growth phase of this insurance cycle and further benefited from the lowest level of automobile accident frequency experienced by the industry in recent history. Rate adequacy, improved customer retention and new business growth contributed to 2003’s growth. Policies in force grew 19%. The Company performed over 200 rate and program revisions, which were designed to maintain rate adequacy and reflect the most accurate estimate of prospective loss costs based on available information. The Company’s commitment to constrain growth if it is unable to maintain service quality was demonstrated during 2003, when the Company imposed constraints on growth in Texas. During the constraint period, the Company increased the number of employees in the Texas claims organization by approximately 16%, relocated claims managers to Texas, reduced turnover and responded to a sizeable weather-related catastrophe, allowing the Company to relax the constraints by mid-year. Although the Company expects the year-over-year percentage growth to decline in 2004, it believes it is still in a position to grow at a rate which is well in excess of the industry growth rate. Future growth will be constrained by the Company’s most current assessment of claims handling quality. The Company does not

- APP.-B-24 -

expect claims to hinder growth in 2004 since the Company is comfortable with its claims handling quality, as indicated by the Company’s internal audit of claims files, and increased staff during 2003 to enhance capacity.

     In 2003, the Company achieved underwriting profitability in all of the Personal Lines markets where it writes business, with only five states not meeting or exceeding its 4% underwriting profit objective (these states represented 8% of the Personal Lines premiums written). In Commercial Auto, five states, out of the 42 markets in which we conduct business, were unprofitable (these states represented less than 6% of the Commercial Auto premiums written). The Company will remain focused on maintaining rate stability and allow anticipated increases in trend to bring the Company’s underwriting margins closer to its 4% underwriting profit objective over time.

     The Company realized a modest increase in customer retention year-over-year. The Company continues to focus on retention, but expects external factors, such as the softening of the market, to play a role. Given its strong underwriting margins, the Company is in a position to focus on retaining customers and to introduce new product improvements faster.

     Loss reserves developed favorably during 2003, with 1.5% favorable prior period development. This level of reserving accuracy allows the Company to have solid pricing data, which helps ensure rate adequacy. The majority of the favorable reserve runoff was driven by the assigned risk development (discussed further in the “Loss and Loss Adjustment Expense Reserves” subsection). The Company’s loss ratio also benefited from continued favorable accident frequency. Frequency rates have declined over the past four quarters for all coverages, compared to the same quarter of the prior year, with the exception of personal injury protection, although the magnitude and sequential direction have varied by coverage. These trends are similar to industry trends. The Company cannot predict if these recent trends will continue and, therefore, will consider past trend in its rate evaluation to ensure rates remain adequate.

     The investment environment in 2003 was more favorable than in 2002. The economy improved, resulting in stronger valuations for stocks, modestly higher U. S. Treasury yields and generally lower risk premiums for non-U. S. Treasury bonds. The Company maintained its asset allocation discipline of investing approximately 15% of the total portfolio in common equities and 85% in fixed-income securities. Both asset classes produced positive total returns, with stocks rebounding sharply. In the fixed-income portfolio, the Company kept its exposure to interest rate risk low and credit quality high. During the year, the fixed-income portfolio duration ranged from just under 3 years to 3.3 years at the end of 2003, and the weighted average credit rating ranged from AA to AA+. Substantial cash flows from operations and positive investment returns contributed to strong portfolio growth. With the interest rates low in all fixed-income sectors, the Company plans to maintain its strategy to hold short-duration, high-quality securities. The Company continues to believe that the underwriting business remains the most attractive place to invest its capital.

FINANCIAL CONDITION HOLDING COMPANY During 2003, the Company repurchased 4,950,362 of its Common Shares. The total cost to repurchase these shares was $316.8 million, with an average cost of $64.00 per share. During the three-year period ended December 31, 2003, the Company repurchased 9,490,694 of its Common Shares at a total cost of $651.4 million (average cost of $56.02, on a split-adjusted basis). The Company did not split its treasury shares when it effected a 3-for-1 stock split in April 2002. See the Incentive Compensation Plans, a supplemental disclosure provided in this Annual Report, for further discussion on the Company’s policy regarding share repurchases.

     During the three-year period ended December 31, 2003, The Progressive Corporation received $596.4 million of dividends from its subsidiaries, net of cash capital contributions made to subsidiaries. The regulatory restrictions on subsidiary dividends are described in Note 7 – Statutory Information, to the financial statements.

CAPITAL RESOURCES AND LIQUIDITY The Company has substantial capital resources and is unaware of any trends, events or circumstances not disclosed herein that are reasonably likely to affect its capital resources in a material way. The Company has the ability to issue $250 million of additional debt securities under a shelf registration statement filed with the Securities and Exchange Commission (SEC) in October 2002 (see discussion below). In addition, the Company is seeking to arrange an emergency liquidity facility by securing an uncommitted line of credit through one or more banks in the amount of approximately $100 million. This credit line is part of a contingency plan to help the Company maintain liquidity in the unlikely event that it will experience simultaneous situations that would affect the Company’s ability to transfer or receive funds.

- APP.-B-25 -

     During the last three years, the Company issued $750.0 million and repaid $1.3 million of debt securities, excluding the $200 million repaid in January 2004. See Note 4 – Debt for further discussion on the Company’s current outstanding debt. The Company’s debt to total capital (debt plus equity) ratio at December 31, 2003, was 22.8% and decreased to approximately 20% after the January debt repayment.

     In October 2002, the Company filed a shelf registration statement with the SEC for the issuance of up to $650 million of debt securities, which included $150 million of unissued debt securities from a shelf registration filed in November 2001. The registration statement was declared effective in October 2002, and, in November 2002, the Company issued $400.0 million of 6.25% Senior Notes due 2032 under the shelf. The net proceeds of $398.6 million, which included $5.1 million received under a hedge on forecasted transactions that the Company entered into in anticipation of the debt issuance, were used, in part, to retire at their January 2004 maturity, the Company’s outstanding 6.60% Notes in the principal amount of $200 million. The remaining proceeds were used for general corporate purposes.

     In November 2001, the Company filed a shelf registration statement with the SEC for the issuance of up to $500 million of debt securities. The registration statement was declared effective in November 2001, and, in December 2001, the Company issued $350.0 million of 6.375% Senior Notes due 2012 under the shelf. The net proceeds of $365.4 million, which included $18.4 million received under a related hedge transaction, were used for general corporate purposes. The $150 million remaining under the shelf was rolled into the shelf registration statement filed with the SEC in October 2002.

     The Company’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. For the three years ended December 31, 2003, operations generated positive cash flows of $5.6 billion, and cash flows are expected to be positive in both the short-term and reasonably foreseeable future. The Company’s investment portfolio is highly liquid and consists substantially of readily marketable, investment-grade securities.

     The Company’s company wide premiums-to-surplus ratio was 2.6 to 1 at December 31, 2003. The Company intends over time to slowly increase operating leverage through a higher rate of net premiums to surplus in its agency, direct and commercial insurance subsidiaries where permitted. The Company believes the trade off between lower financial leverage and increased operating leverage will lead to more efficient capital usage with less risk.

     Based on the information reported above, the Company has substantial capital resources and management believes it has sufficient borrowing capacity and other capital resources to support current and anticipated growth and scheduled debt payments. The Company’s existing debt covenants do not include any rating or credit triggers.

COMMITMENTS AND CONTINGENCIES The Company is currently constructing call centers in Colorado Springs, Colorado and Tampa, Florida and an office building in Mayfield Village, Ohio. These three projects are each expected to be completed in 2004 at an estimated total cost of $128 million. These projects will be funded through operating cash flows.

     The Company currently has a total of 19 Claims Service Center sites opened, including the addition of 12 leased sites during the year. During 2003, the Company decided to slow down the pace of the rollout of its Claims Service Center sites to evaluate the operating performance and cost parameters of these sites. The Company plans to add additional sites at the appropriate times and locations.

Off-Balance-Sheet Arrangements Other than the items disclosed in Note 12 – Commitments and Contingencies regarding open investment funding commitments and operating leases and service agreements, respectively, the Company does not have any off-balance-sheet arrangements.

Contractual Obligations A summary of the Company’s noncancelable contractual obligations as of December 31, 2003, follows:

	Payments due by period

		Less than			More than
(millions)	Total	1 year	1-3 years	3-5 years	5 years

Debt (Note 4)	$1,506.0	$206.0	$100.0	$—	$1,200.0
Operating leases (Note 12)	271.6	77.4	99.3	51.6	43.3
Service contracts (Note 12)	124.4	76.6	42.8	2.8	2.2

Total	$1,902.0	$360.0	$242.1	$54.4	$1,245.5

- APP.-B-26 -

RESULTS OF OPERATIONS UNDERWRITING OPERATIONS Growth The Company’s premiums written, on both a direct and net basis, increased 26% in 2003, as compared to last year. Direct premiums written were $12.2 billion in 2003, $9.7 billion in 2002 and $7.4 billion in 2001. For 2003, 2002 and 2001, net premiums written were $11.9 billion, $9.5 billion and $7.3 billion, respectively. The primary difference between direct and net premiums written is attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures (CAIP), for which the Company retains no loss indemnity risk, and premiums ceded to state-provided reinsurance facilities.

     Net premiums earned, which are a function of the premiums written in the current and prior periods, were recognized into income over the policy term using a mid-month convention. Insurance premiums written in 2004 and forward are being earned using a daily earnings convention. This change to a daily earnings method will improve the precision of the Company’s premium recognition on a monthly basis. For 2003, 2002 and 2001, premiums earned increased 28%, 24% and 13%, respectively.

     Rate adequacy, improved customer retention and new business growth drove the increase in premium growth. On a company wide basis, policies in force increased 19% during 2003 and 16% compounded annually over the three-year period ended December 31, 2003. During 2003, the Company implemented 87 auto rate revisions in various states, with aggregate filed rate changes of approximately a 4% net increase. Despite the strong underwriting margins the Company earned in 2003 (discussed below), the Company does not plan to reduce rates as a primary strategy in 2004, although selective rate reductions may occur in some markets.

     Another important element affecting growth is customer retention. One measure of improvement in customer retention is policy life expectancy, which is an estimate of the average length of time that a policy will remain in force before cancellation or non-renewal. The Company experienced a modest increase in retention in its Personal Lines segment, in both the Agency channel and the Direct channel, during the first half of 2003. During the second half of the year, retention declined slightly, leaving retention levels at year end slightly above those of the prior year. Beginning late in 2003 and into 2004, the Company is seeing retention flattening. Multiple factors affect retention, such as market conditions, competitors achieving rate adequacy and the Company’s mix of business, as well as improvements in processes and customer service. The Company’s primary approach to increasing retention is to drive down the cost of auto insurance to consumers and to improve consumers’ experience with the Company.

Profitability For the years ended December 31, 2003, 2002 and 2001, the Company generated net income of $1,255.4 million ($5.69 per share), $667.3 million ($2.99 per share) and $411.4 million ($1.83 per share), respectively. The 88% increase in net income for 2003 was generated by several factors. During 2003, the Company’s underwriting margin improved 5.1 points to 12.7%, compared to 7.6% in 2002 and 4.8% in 2001. For 2003, 2002 and 2001, investment income, on a pretax basis net of investment and interest expenses, was $358.3 million, $369.1 million and $348.7 million, respectively, excluding net realized gains (losses) on securities of $12.7 million, $(78.6) million and $(111.9) million. In addition, during 2003, the Company recognized $31.2 million of interest income earned on an expected tax refund of approximately $58 million. This income tax refund reflects the fact that the Joint Committee of Taxation of Congress had completed its review of a Federal income tax settlement agreed to by the Internal Revenue Service (IRS) and the Company, primarily attributable to the amount of loss reserves deductible for tax purposes. In February 2004, the Company received $88.5 million, representing the refund and interest from the IRS.

- APP.-B-27 -

Underwriting results for the Company’s Personal Lines business, including its channel components, the Commercial Auto Business and other businesses were as follows (detailed discussions below):

(millions)	2003	2002	2001

NET PREMIUMS WRITTEN
Personal Lines–Agency	$7,239.6	$5,832.7	$4,614.7
Personal Lines–Direct	3,263.2	2,529.8	1,861.7

Total Personal Lines	10,502.8	8,362.5	6,476.4
Commercial Auto Business	1,357.7	1,002.9	665.7
Other businesses	52.9	86.6	118.0

Companywide	$11,913.4	$9,452.0	$7,260.1

NET PREMIUMS EARNED
Personal Lines–Agency	$6,948.0	$5,542.7	$4,706.8
Personal Lines–Direct	3,103.0	2,365.1	1,787.0

Total Personal Lines	10,051.0	7,907.8	6,493.8
Commercial Auto Business	1,226.7	880.0	552.3
Other businesses	63.3	95.7	115.7

Companywide	$11,341.0	$8,883.5	$7,161.8

PERSONAL LINES–AGENCY CR
Loss & loss adjustment expense ratio	68.4	72.0	74.8
Underwriting expense ratio	19.6	21.0	19.9

	88.0	93.0	94.7

PERSONAL LINES–DIRECT CR
Loss & loss adjustment expense ratio	67.4	69.1	71.8
Underwriting expense ratio	20.3	22.3	25.9

	87.7	91.4	97.7

PERSONAL LINES–TOTAL CR
Loss & loss adjustment expense ratio	68.1	71.1	74.0
Underwriting expense ratio	19.8	21.4	21.5

	87.9	92.5	95.5

COMMERCIAL AUTO BUSINESS–CR
Loss & loss adjustment expense ratio	62.7	70.7	70.6
Underwriting expense ratio	19.8	20.2	21.1

	82.5	90.9	91.7

OTHER BUSINESSES–CR
Loss & loss adjustment expense ratio	48.2	56.7	60.6
Underwriting expense ratio	38.8	36.1	32.4

	87.0	92.8	93.0

COMPANYWIDE GAAP CR
Loss & loss adjustment expense ratio	67.4	70.9	73.5
Underwriting expense ratio	19.9	21.5	21.7

	87.3	92.4	95.2

COMPANYWIDE ACCIDENT YEAR
Loss & loss adjustment expense ratio	67.9	70.9	74.9

POLICIES IN FORCE (AT DECEMBER 31)
(thousands)
Agency – Auto	3,966	3,386	2,779
Direct – Auto	1,852	1,541	1,209
Other Personal Lines[1]	1,990	1,642	1,383

Total Personal Lines	7,808	6,569	5,371

Commercial Auto Business	365	289	209

1Includes insurance for motorcycles, recreation vehicles, mobile homes, watercraft, snowmobiles, homeowners and similar items.

CR = Combined Ratio

- APP.-B-28 -

Loss and Loss Adjustment Expense Reserves Claims costs, the Company’s most significant expense, represent payments made and estimated future payments to be made to or on behalf of its policyholders for incurred losses, including adjusting expenses needed to settle claims. These costs include a loss estimate for future involuntary market assignments, based on current business, under state-mandated automobile insurance programs. Claims costs are defined by loss severity and frequency, and influenced by the rate of inflation. Anticipated changes in these factors are taken into account when the Company establishes premium rates and loss reserves.

     The Company has seen a decline in frequency rates throughout 2003, similar to what has been experienced by the rest of the industry. The Company’s experience may differ from that of the industry due to changes in its mix of business. For example, during 2003, the Company had a shift in the policies in force in its Direct business from nonstandard auto and mid-market to standard and preferred. As a result, the Company analyzes trends to distinguish changes in its experience from external factors versus shifts in the mix of its business.

     The Company’s pure premium (i.e. frequency times severity) trend was notably lower than the industry’s, driven by the Company’s paid severity. Bodily injury severity is highly variable, but changes in severity over the last several quarters were better than the Company had expected. The Company continues to monitor physical damage trend in evaluating its claims handling performance and capacity. The Company is comfortable with its claims handling quality, as indicated by the Company’s internal audit of claims files, and has increased its claims staff to enhance capacity. During the year, the Company hired and trained 3,300 new claims resolution representatives. The Company plans to be diligent in its efforts to recognize changes in trend and costs when setting rates and establishing loss reserves.

     During 2003, the Company experienced $56.1 million of favorable loss reserve development, compared to $3.5 million of unfavorable development in 2002 and $99.0 million of favorable development in 2001. The favorable prior year development recognized in 2003 was primarily attributable to the Company’s assigned risk reserves. The favorable assigned risk development reflects a change in the Company’s estimate of its future operating losses due to business assigned from the New York Automobile Insurance Plan for 2003. Starting in the second half of 2002, the Company began participating in the expanded take-out program as designed by the governing committee of the plan and has managed its writings to maximize the assigned risk credits. The realization of these changes, combined with a lower than expected overall plan size, has resulted in a much lower than expected number of future assignments to the Company from the plan. The Company will continue to study the environment in New York.

     The remaining development for 2003, along with 2002 and 2001, was primarily attributable to the settlement of claims at amounts that differed from the established reserves. The Company continues to increase the analysis intensity of its loss reserves to improve accuracy and further enhance the Company’s understanding of its loss costs. The Company conducts extensive reviews on a monthly basis on portions of its business to help ensure that the Company is meeting its objective of always having reserves that are adequate, with minimal variation. Results would differ if different assumptions were made. See the Critical Accounting Policies section of Management’s Discussion and Analysis for a discussion of the effect of changing estimates. A detailed discussion of the Company’s loss reserving practices can be found in its Report on Loss Reserving Practices, which was released via Form 8-K in June 2003.

     Because the Company is primarily an insurer of motor vehicles, it has limited exposure as an insurer of environmental, asbestos and general liability claims. The Company has established reserves for these exposures in amounts that it believes to be adequate based on information currently known. These exposures are not expected to have a material effect on the Company’s liquidity, financial condition, cash flows or results of operations.

Underwriting Expenses Policy acquisition costs and other underwriting expenses as a percentage of premiums earned were 19.9% in 2003, 21.5% in 2002 and 21.7% in 2001. Policy acquisition costs are amortized over the policy period in which the related premiums are earned (see Note 1– Reporting and Accounting Policies). The increase in “other underwriting expenses,” as shown in the 2003 income statement, primarily reflects increases in salaries and other infrastructure costs driven by the growth in the business; 2002 results also included the cost of settling certain class action lawsuits (see Note 11– Litigation).

     During 2003, the Company incurred $12.2 million of guaranty fund assessments, compared to $21.2 million in 2002 and $14.6 million in 2001. The 2003 expense was spread across numerous states and was not attributable to any one particular insolvency, while the 2002 expense was primarily related to the Reliance Insurance Company and Aries Insurance Company insolvencies, and the 2001 expense primarily related to Reliance. The Company believes that any assessment for known insolvencies in excess of its current reserves will not materially affect the Company’s financial condition, cash flows or results of operations.

- APP.-B-29 -

Personal Lines The Company’s Personal Lines business units write insurance for private passenger automobiles and recreation vehicles, and represented 88% of the Company’s total 2003 net premiums written. Personal Lines net premiums written grew 26% in 2003, 29% in 2002 and 15% in 2001; net premiums earned grew 27% in 2003, 22% in 2002 and 11% in 2001. The Personal Lines business is generated either by an agency or written directly by the Company. The Agency channel includes business written by the Company’s network of 30,000 independent insurance agencies, insurance brokers in several states and through strategic alliance business relationships (other insurance companies, financial institutions, employers and national brokerage agencies). Direct business includes business written through 1-800-PROGRESSIVE, online at progressive.com and on behalf of affinity groups.

The Agency Channel

	Growth over prior year

	2003	2002	2001

Net premiums written	24%	26%	6%
Net premiums earned	25%	18%	1%
Auto policies in force	17%	22%	(1)%

As discussed above, the increase in premiums for both 2003 and 2002 was a result of an increase in new applications, rate increases and strong renewals, while 2001 results reflected a decrease in policies in force offset by rate increases. In general, during 2003, the Agency channel continued to experience strong quoting demand, but saw a slight decline in the conversion rate (i.e. converting a quote to a sale). The Company is currently seeing many competitors in the independent agency channel being more aggressive, as evidenced by their marketing programs. This type of activity is expected as the industry is entering a softer market. The Company remains confident in its strategies of reducing costs to improve its competitive position and creating the most easy to use business model for agents and customers. In addition, the Company continues to test new product designs in both the Agency and Direct channels directed at incremental auto growth.

The Direct Channel

	Growth over prior year

	2003	2002	2001

Net premiums written[1]	29%	39%	41%
Net premiums earned	31%	32%	46%
Auto policies in force	20%	27%	18%

1Growth rates for 2002 and 2001 were adjusted to exclude the effect of $37.7 million of previously ceded written premiums that were assumed by the Company upon the commutation of a reinsurance agreement that was part of a strategic alliance relationship that was terminated in the first quarter 2001. This strategic alliance relationship was terminated by mutual agreement of the Company and the other party because the business interests of the parties were no longer aligned. In addition, the Company did not envision that this relationship would help the Company in meeting its long-term profitability objectives. The commutation of the reinsurance agreement was the necessary result of terminating the relationship.

The Company believes that continued growth in the Direct business is dependent on (among other factors) price and customer retention, as well as the success of the Company’s advertising and other marketing efforts. Despite an increase in the amount that the Company spent on advertising during 2003, it appears as if some competitors have increased their advertising at a faster pace. As a result, the Company’s quote volume has fallen; however, the Company has experienced an offsetting increase in the conversion rate. In addition, the Company has seen a greater proportion of its business generated via the Internet, as expected, given its advertising approach. The Company is advertising on a national basis and supplements its coverage by local market media campaigns in over 100 designated marketing areas. The Company’s Direct business expense ratio benefited from business mix changes (i.e. a higher percentage of its business came from renewals).

- APP.-B-30 -

Commercial Auto

	Growth over prior year

	2003	2002	2001

Net premiums written	35%	51%	51%
Net premiums earned	39%	59%	44%
Auto policies in force	26%	38%	23%

The Company’s Commercial Auto Business unit writes primary liability, physical damage and other auto-related insurance for automobiles and trucks owned by small businesses. In 2003, the Commercial Auto Business represented 11% of the Company’s total net premiums written. Although the Commercial Auto Business differs from Personal Lines auto, both businesses require the same fundamental skills, including disciplined underwriting and pricing, as well as excellent claims service. The Company’s Commercial Auto Business is primarily distributed through the independent agency channel. The Company’s Commercial Auto Business ranked fourth in market share on a national basis based on data reported by A.M. Best Company Inc. in 2002 and estimates that it moved into the third position for 2003.

     The Company is still benefiting from actions taken in 2002, when competitors raised rates and restricted the business they wrote. Commercial Auto also benefited from favorable loss frequency trends during 2003. The Company continues to focus on writing insurance for small business autos and trucks, with the majority of its customers insuring three or fewer vehicles. Approximately 52% of the Company’s 2003 Commercial Auto net premiums written were generated in the light and local commercial auto markets, which includes autos, vans and pick-up trucks used by contractors, such as artisans, landscapers, plumbers, etc., and a variety of other small businesses. The remainder of the business was written in the specialty commercial auto market, which includes dump trucks, logging trucks and other short-haul commercial vehicles. There are many similarities between the Company’s commercial and personal auto business; however, since the commercial auto policies have higher limits (up to $1 million) than personal auto, the Company monitors this segment closely.

Other Businesses The Company’s other businesses, which represented less than 1% of the 2003 net premiums written, principally include writing directors’ and officers’ liability insurance and providing insurance-related services, primarily processing CAIP business. The other businesses are also managing the wind-down of the Company’s lender’s collateral protection program, which the Company decided to cease writing as of September 30, 2003. During 2002, the Company lost some key accounts for the lender’s collateral protection products and determined that this business was unable to meet its profitability target. Management believes that exiting this line of business will not materially affect the Company’s financial condition, results of operations or cash flows. The remaining ongoing indemnity products in the Company’s other businesses are continuing to grow profitably.

     The Company processes business for the CAIP plans, which are state-supervised plans serving the involuntary market, in 25 states. The Company processes over 49% of the premiums in the CAIP market and competes with two other providers nationwide. As a service provider, the Company collects fee revenue that is earned on a pro rata basis over the term of the related policies. The Company cedes 100% of the losses to the CAIP plan. To the extent the Company fails to comply with contractual service standards, the Company would be restricted from ceding business to the CAIP plan. The Company has maintained, and plans to continue to maintain, compliance with these standards. Any changes in the Company’s participation as a CAIP service provider would not materially affect the Company’s financial condition, results of operations or cash flows.

Litigation The Company is named as a defendant in a number of putative class action lawsuits, such as those alleging damages as a result of the Company’s use of after-market parts, total loss evaluation methodology, use of credit in underwriting, installment fee programs, using preferred provider rates for payment of personal injury protection claims or for paying first party medical benefits, worker classification issues, use of third-party vendors to analyze the propriety of payment of medical bills, offering alternative commission programs, rating practices at renewal or the alleged diminution of value to vehicles which are involved in accidents, and cases challenging other aspects of the Company’s claims and marketing practices and business operations. Other insurance companies face many of these same issues. During 2002, the Company settled several long-standing class action lawsuits relating to diminution of value, handling of betterment in claim settlements, use of alternative agent commissions programs and a California-specific labor classification claim. See Note 11 – Litigation for a more detailed discussion.

- APP.-B-31 -

INVESTMENTS Portfolio Allocation The Company manages its portfolio to an 85% fixed income and 15% common equity target allocation. The Company’s investment strategy recognizes its need to maintain capital adequate to support its insurance operations. The Company evaluates the risk/reward tradeoffs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity of the investment portfolio. Investments in the Company’s portfolio have varying degrees of risk. The composition of the investment portfolio at year-end was:

		Gross	Gross		% of
		Unrealized	Unrealized	Market	Total	Duration
(millions)	Cost	Gains	Losses	Value	Portfolio	(years)	Rating[1]

2003
Fixed maturities	$8,899.0	$259.9	$(25.5)	$9,133.4	72.9%	3.5	AA
Preferred stocks	751.3	34.9	(7.4)	778.8	6.2	2.8	A	-
Short-term investments[2]	648.0	—	—	648.0	5.2	<1	AA	+

Total fixed income	10,298.3	294.8	(32.9)	10,560.2	84.3	3.3	AA
Common equities	1,590.6	390.3	(8.8)	1,972.1	15.7	NM	NM

Total portfolio[3]	$11,888.9	$685.1	$(41.7)	$12,532.3	100.0%	3.3	AA

2002
Fixed maturities	$7,409.4	$320.0	$(16.9)	$7,712.5	75.0%	3.4	AA	+
Preferred stocks	631.9	35.1	(10.3)	656.7	6.4	2.8	A	-
Short-term investments[2]	567.8	—	—	567.8	5.5	<1	AAA	-

Total fixed income	8,609.1	355.1	(27.2)	8,937.0	86.9	3.2	AA
Common equities	1,425.3	55.3	(133.3)	1,347.3	13.1	NM	NM

Total portfolio[3]	$10,034.4	$410.4	$(160.5)	$10,284.3	100.0%	3.2	AA

NM = not meaningful

1Weighted average quality ratings as assigned by nationally recognized securities rating organizations.

2Short-term investments include Eurodollar deposits, commercial paper and other securities maturing within one year.

3The Company had net unsettled security acquisitions of $75.1 million and $112.2 million at December 31, 2003 and 2002, respectively. December 31, 2003 and 2002 totals include $1.4 billion and $1.3 billion, respectively, of securities in the portfolio of a consolidated, non-insurance subsidiary of the holding company; composition is similar to the consolidated portfolio.

As of December 31, 2003, the Company’s portfolio had $643.4 million in net unrealized gains, compared to $249.9 million at year-end 2002. The increase was the result of significant equity market returns during 2003.

Fixed-Income Securities The fixed-maturity and short-term securities, as reported on the balance sheets, were comprised of the following:

(millions)	December 31, 2003		December 31, 2002

Investment-Grade Fixed Maturities:
Short/Intermediate Term	$9,446.0	96.6%	$7,932.0	95.8%
Long Term[1]	70.3	.7	168.3	2.0
Non-Investment-Grade[2]	265.1	2.7	180.0	2.2

Total	$9,781.4	100.0%	$8,280.3	100.0%

1Includes securities with maturities of 10 years or greater. Asset-backed securities are reported at their weighted average maturity based upon their projected cash flows. All other securities that do not have a single maturity date are reported at average maturity. See Note 2 – Investments.

2Non-investment-grade fixed-maturity securities offer the Company higher returns and added diversification but may involve greater risks, often related to creditworthiness, solvency and relative liquidity of the secondary trading market.

- APP.-B-32 -

     The fixed-income portfolio includes fixed-maturity securities, preferred stocks, and short-term investments. A primary exposure of the fixed-income portfolio is interest rate risk, which is managed by restricting the portfolio’s duration to between 1.8 to 5 years. The distribution of maturities and convexity (i.e. a measure of the change in duration due to the change in interest rates) are monitored on a regular basis. Interest rate risk includes the change in value resulting from movements in the underlying market rates of debt securities held. The fixed-income portfolio had a duration of 3.3 years at December 31, 2003, compared to 3.2 years at December 31, 2002. Excluding the unsettled securities transactions, the allocation to fixed-income securities at December 31, 2003, was 84.2% of the portfolio, within the Company’s normal range of variation; at December 31, 2002, the allocation was 86.8%.

     Also included in fixed-income securities are $3,042.6 million of asset-backed securities. These asset-backed securities are comprised of residential mortgage-backed ($775.7 million), commercial mortgage-backed ($1,175.2 million) and other asset-backed ($1,091.7 million) securities, with a total duration of 2.6 years and a weighted average credit quality of AA+. The largest components of the other asset-backed securities are automobile receivable loans ($488.0 million) and home equity loans ($364.4 million). Substantially all of the asset-backed securities are liquid with available market quotes and contain no residual interest.

     Another exposure related to the fixed-income portfolio is credit risk, which is managed by maintaining a minimum average portfolio credit quality rating of A+, as defined by nationally recognized rating agencies, and limiting non-investment-grade securities to a maximum of 5% of the fixed-income portfolio. Concentration in a single issuer’s bonds and preferred stocks is limited to no more than 6% of the Company’s shareholders’ equity, except for U.S. Treasury and agency bonds; any state’s general obligation bonds cannot exceed 12% of shareholders’ equity.

The quality distribution of the fixed-income portfolio was as follows:

Rating	December 31, 2003	December 31, 2002

AAA	63.9%	65.7%
AA	10.7	8.2
A	13.1	12.6
BBB	9.5	11.3
Non Rated/Other	2.8	2.2

	100.0%	100.0%

Common Equities Common equities, as reported in the balance sheets, were comprised of the following:

(millions)	December 31, 2003		December 31, 2002

Common Stocks	$1,929.7	97.9%	$1,275.0	94.6%
Other Risk Investments	42.4	2.1	72.3	5.4

Total Common Equities	$1,972.1	100.0%	$1,347.3	100.0%

- APP.-B-33 -

     Common equities, which generally have greater risk and volatility of market value than fixed-maturity securities, have a target allocation of 15% and may range from 0 to 25% of the investment portfolio. At December 31, 2003 and 2002, excluding the net unsettled security transactions, these securities comprised 15.8% and 13.2%, respectively, of the total portfolio. Common stocks are managed externally to the Russell 1000 index with an anticipated annual tracking error of +/- 50 basis points. The results of the common stock portfolio relative to the benchmark index are noted in the table below:

	Market Value at	Market Value at	Total
	December 31, 2003	December 31, 2002	Return[1]

Common Stocks[2]	$1,929.7 million	$1,275.0 million	28.6%
Russell 1000 Index[3]	$594.56	$466.18	29.9%

1Includes gross dividends reinvested and price appreciation/depreciation.

2The market value at December 31, 2003, includes appreciation/depreciation in the value of the underlying securities as well as dividend income received and net cash infusions/withdrawals made during the year needed to maintain the Company’s 85%/15% fixed income to equity allocation.

3This broad-based index, which is used for comparative benchmarking, incepted December 31, 1986, with a base valuation of $130. Market values exclude dividends reinvested.

The Company’s common equity allocation is intended to enhance the return of and provide diversification for the total portfolio. To maintain high correlation with the Russell 1000, the Company holds approximately 700 of the common stocks comprising the index. Individual holdings are measured based on their contribution to the correlation with the index. For 2003, the equity-indexed portfolio returns were outside the anticipated annual tracking error. The variance was partially due to rebalancing the portfolio in response to tax initiated strategies during the year.

     Other risk investments include private equity investments and limited partnership interests in private equity and mezzanine investment funds which have no off-balance-sheet exposure or contingent obligations, except for the $28.4 million open funding commitments discussed in Note 12 – Commitments and Contingencies. The Company is no longer initiating investments in these types of securities and expects to continue reducing its current holdings over time.

     The Company monitors the value at risk of the fixed-income and equity portfolios, as well as the total portfolio, to evaluate the potential maximum expected loss. For further information, see the Quantitative Market Risk Disclosures, a supplemental schedule provided in this Annual Report.

Trading Securities Trading securities are entered into for the purpose of near-term profit generation. At December 31, 2003 and 2002, the Company did not hold any trading securities. Net realized gains on trading securities for the year ended December 31, 2003 was $.1 million, compared to $0 in 2002 and net realized losses of $6.5 million in 2001. Trading securities are not material to the Company’s financial condition, cash flows or results of operations and are reported within the available-for-sale portfolio rather than separately disclosed.

- APP.-B-34 -

Derivative Instruments From time to time, the Company invests in derivative instruments, which are primarily used to manage the risks and enhance the returns of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate, credit or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. The Company had no risk management derivatives in 2003 and 2002, and recognized net losses of $2.7 million in 2001. During 2002 and 2001, the Company entered into hedges on forecasted transactions in anticipation of its debt issuances. See Note 2 – Investments and Note 4 – Debt for further discussion of these hedges. The Company had no open positions at December 31, 2003.

     Derivative instruments may also be used for trading purposes or classified as trading derivatives due to the characteristics of the transaction. At December 31, 2003, the Company had two derivatives classified as trading, which are not included in the trading securities discussed above. The Company sold default protection on two credit issuers using credit default swaps and matched the notional value of these positions with Treasury securities with an equivalent principal value and maturity to replicate a cash bond position. These derivatives generated net realized gains of $4.9 million in 2003. See Note 2 – Investments for further discussion.

     The Company had no derivatives at December 31, 2002 and one credit default protection instrument used for trading purposes at December 31, 2001. These derivatives used for trading purposes generated net realized gains (losses) of $(.1) million in 2002 and $1.9 million in 2001, and were included in the available-for-sale portfolio. For all derivative positions, net cash requirements are limited to changes in market values that may vary based upon changes in interest rates and other factors. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk.

Investment Income Recurring investment income (interest and dividends) increased 2% in 2003, 10% in 2002 and 7% in 2001. The Company is reporting total returns to reflect more accurately the management philosophy of the portfolio and evaluation of the investment results. The fully taxable equivalent (FTE) total return includes recurring investment income, net realized gains (losses) on securities and changes in unrealized appreciation/depreciation on investment securities. The Company reported the following investment results:

	2003	2002	2001

Pretax recurring investment book yield	4.2%	5.1%	5.6%
Weighted average FTE book yield	4.9%	5.6%	6.2%
FTE total return:
Fixed-income securities	5.5%	10.1%	8.8%
Common stocks	28.6%	(21.5)%	(9.2)%
Total portfolio	8.7%	5.5%	5.9%

Realized Gains/Losses Gross realized gains of $134.9 million and $206.7 million in 2003 and 2002, respectively, were primarily the result of the Company’s sales of fixed-maturity securities with favorable yield, sector or interest rate movements. The gross realized losses of $122.2 million and $285.3 million during 2003 and 2002, respectively, were primarily the result of write-downs in securities determined to have an other-than-temporary decline in market value and rebalancing of the common stock portfolio to the Russell 1000 index during the year. During 2001, both the gross realized gains of $187.0 million and the gross realized losses of $298.9 million, primarily related to the Company’s sales of common stocks, reflecting management’s decision to index the entire equity portfolio to the Russell 1000 rather than the Russell 3000 index.

- APP.-B-35 -

Other-than-Temporary Impairment — Included in the net realized gains (losses) on securities for the years ended 2003, 2002 and 2001, are write-downs on securities determined to have an other-than-temporary decline in market value. The Company continually monitors its portfolio for pricing changes which might indicate potential impairments and, on a quarterly basis, performs a detailed review of securities with unrealized losses based on predetermined criteria. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rate increases or equity market declines.

     Fixed-income and equity securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence, circumstances and influences to estimate the potential for and timing of recovery of the investment’s impairment. An other-than-temporary impairment loss is deemed to have occurred when the potential for, and timing of, recovery does not satisfy the conditions set forth in the current accounting guidance (see Critical Accounting Policies, Other-than-Temporary Impairment for further discussion).

     For fixed-income investments with unrealized losses due to market or industry-related declines where the Company has the intent and ability to hold the investment for the period of time necessary to recover a significant portion of the investment’s original principal and interest obligation, declines are not deemed to qualify as other than temporary. The Company’s policy for equity securities with market-related declines is to recognize impairment losses on individual securities with losses that are not reasonably expected to be recovered under historical market conditions when the security has been in such loss position for three consecutive quarters.

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

		Write-downs	Write-downs
	Total	On Securities	On Securities
(millions)	Write-downs	Subsequently Sold	Held at Period End

2003
Fixed income	$17.5	$2.3	$15.2
Common equities	47.7	12.6	35.1

Total portfolio[1]	$65.2	$14.9	$50.3

2002
Fixed income	$45.6	$19.7	$25.9
Common equities	156.5	45.9	110.6

Total portfolio	$202.1	$65.6	$136.5

2001
Fixed income	$17.1	$4.2	$12.9
Common equities	42.9	19.8	23.1

Total portfolio	$60.0	$24.0	$36.0

1At December 31, 2003, the Company did not have any impairment on securities with similar market-related declines that have been in a loss position for only two consecutive quarters.

- APP.-B-36 -

The following is a summary of the 2003 equity security market write-downs by sector (both market-related and issuer specific):

     (millions)

				Russell	Remaining
		Equity	Russell	1000	Gross
	Amount of	Portfolio	1000	Sector	Unrealized
Sector	Write-down	Allocation	Allocation	Return	Loss

Auto and Transportation	$.3	2.1%	2.2%	33.2%	$.2
Consumer Discretionary	3.2	13.5	15.0	33.8	.6
Consumer Staples	5.4	7.2	7.2	18.1	.8
Financial Services	2.3	22.9	22.9	30.5	1.9
Health Care	6.8	13.8	13.7	17.6	1.9
Integrated Oil	—	4.5	3.9	26.9	—
Materials and Processing	.2	3.6	3.5	35.1	.1
Other Energy	.1	1.3	1.5	26.1	—
Producer Durables	1.5	4.1	4.1	43.8	.7
Technology	.7	15.2	15.2	49.0	.8
Utilities	23.4	6.7	6.7	16.4	.7
Other Equities	.6	5.1	4.1	34.2	—

Total Common Stocks	44.5	100.0%	100.0%	29.9%	7.7

Other Risk Assets	3.2				1.1

Total Common Equities	$47.7				$8.8

See Critical Accounting Policies, Other-than-Temporary Impairment section for a further discussion.

Repurchase Transactions During 2003, the Company entered into repurchase commitment transactions, whereby the Company loans Treasury or U.S. Government agency securities to accredited brokerage firms in exchange for cash equal to the fair market value of the securities. These internally managed transactions are typically overnight arrangements. The cash proceeds are invested in AA or higher financial institution paper with yields that exceed the Company’s interest obligation on the borrowed cash. The Company is able to borrow the cash at low rates since the securities loaned are in short supply. The Company’s interest rate exposure does not increase or decrease since the borrowing and investing periods match. During the year ended December 31, 2003, the Company’s largest single outstanding balance of repurchase commitments was $1,169.0 million, which was open for one business day, with an average daily balance of $524.3 million for the year. During 2002, the largest single outstanding balance of repurchase commitments was $1,271.6 million, which was open for one business day, with an average daily balance of $549.8 million for the year. The Company had no open repurchase commitments at December 31, 2003 and 2002. The Company earned income of $2.1 million, $2.8 million and $4.1 million on repurchase commitments during 2003, 2002 and 2001, respectively.

- APP.-B-37 -

CRITICAL ACCOUNTING POLICIES The Company is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in conformity with GAAP. Actual results could differ from those estimates in a variety of areas. The two areas that the Company views as most critical with respect to the application of estimates and assumptions are the establishment of its loss reserves and its method of determining impairments in its investment portfolio.

LOSS AND LAE RESERVES Loss and loss adjustment expense (LAE) reserves represent the Company’s best estimate of its ultimate liability for losses and LAE that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2003, the Company had $4.6 billion of gross loss and LAE reserves, which represents management’s best estimate of ultimate loss. As a result of the detailed product review processes the Company performs (discussed below), the Company does not develop aggregate countrywide ranges for its loss reserves. The Company’s carried reserve balance assumes an increase in the loss and LAE severity for both personal auto liability and commercial auto liability, which represent over 97% of the Company’s total reserves. These estimates are influenced by many variables that are difficult to quantify, such as medical costs, jury awards, etc., which will influence the final amount of the claim settlement. That, coupled with changes to internal claims practices, changes in the legal environment and state regulatory requirements, requires significant judgment in the reserve setting process.

     The Company reviews its reserves at a combined state, product and line coverage level (the “products”) on an annual, semiannual or quarterly time frame, depending on size of the products or emerging issues relating to the products. By reviewing the reserves at such a detailed level, the Company has the ability to identify and measure variances in trend by state, product and line coverage that would not otherwise be seen on a consolidated basis. The Company’s actuarial department completes six different estimates of needed reserves, three based on paid data and three based on incurred data, to determine if a reserve change is required. In the event of a wide variation between results generated by the different projections, the actuarial group will further analyze the data using additional techniques.

     In analyzing the ultimate accident year loss experience, the Company’s actuarial staff reviews in detail the frequency (number of losses per earned car year), severity (dollars of loss per each claim), and the average premium (dollars of premium per earned car year). The loss ratio, a primary measure of loss experience, is equal to the product of frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses are known and therefore are not estimated. The projection of frequency for these lines of business is generally very stable because injured parties generally report their claims within a reasonably short time period after the accident. The actual frequency experienced will vary depending on the change in mix by class of drivers written by the Company, but the accuracy of the projected level is generally reliable. The severity experienced by the Company, which is much more difficult to estimate, is affected by changes in underlying costs, such as medical costs, jury verdicts, etc. In addition, severity will change relative to the change in the Company’s mix of business by limit.

     During 2003, the Company experienced exceptional growth, which creates additional uncertainty in estimating the ultimate loss costs. Contributing to this uncertainty are changes in the Company’s limit mix and mix of business by state or jurisdiction. To address this risk of uncertainty, the Company’s actuarial staff expanded their scope of reserve reviews significantly in 2002 and by approximately another 10% in 2003 to accommodate reviews for high and low policy limits within the reserving product level. Although this increased focus on needed reserves by policy limit was already part of the process for the personal auto business, even more attention is now given to studies regarding losses by policy limit for the commercial auto business, as the average limit of this business is much higher than personal auto.

     The Company’s goal is to ensure that total reserves are adequate to cover all loss costs while sustaining minimal variation from the time reserves are initially established until losses are fully developed. During 2003, the Company made no significant change to the estimate of loss reserves recorded in prior years. The following table shows how the Company has performed against this goal over the last ten years.

- APP.-B-38 -

(millions)

For the years ended
December 31,	1993	1994[3]	1995	1996	1997	1998	1999

Loss and LAE reserves[1]	$1,012.4	$1,098.7	$1,314.4	$1,532.9	$1,867.5	$1,945.8	$2,200.2
Re-estimated reserves as of:
One year later	869.9	1,042.1	1,208.6	1,429.6	1,683.3	1,916.0	2,276.0
Two years later	837.8	991.7	1,149.5	1,364.5	1,668.5	1,910.6	2,285.4
Three years later	811.3	961.2	1,118.6	1,432.3	1,673.1	1,917.3	2,277.7
Four years later	794.6	940.6	1,137.7	1,451.0	1,669.2	1,908.2	2,272.3
Five years later	782.9	945.5	1,153.3	1,445.1	1,664.7	1,919.0
Six years later	780.1	952.7	1,150.1	1,442.0	1,674.5
Seven years later	788.6	952.6	1,146.2	1,445.6
Eight years later	787.5	949.7	1,147.4
Nine years later	787.0	950.9
Ten years later	787.7
Cumulative development:
conservative/(deficient)	$224.7	$147.8	$167.0	$87.3	$193.0	$26.8	$(72.1)
Percentage[2]	22.2	13.5	12.7	5.7	10.3	1.4	(3.3)

[Additional columns below]

[Continued from above table, first column(s) repeated]

For the years ended
December 31,	2000	2001	2002	2003

Loss and LAE reserves[1]	$2,785.3	$3,069.7	$3,632.1	$4,346.4
Re-estimated reserves as of:
One year later	2,686.3	3,073.2	3,576.0
Two years later	2,708.3	3,024.2
Three years later	2,671.2
Four years later
Five years later
Six years later
Seven years later
Eight years later
Nine years later
Ten years later
Cumulative development:
conservative/(deficient)	$114.1	$45.5	$56.1
Percentage[2]	4.1	1.5	1.5

The chart represents the development of the property-casualty loss and LAE reserves for 1993 through 2002. The reserves are re-estimated based on experience as of the end of each succeeding year and are increased or decreased as more information becomes known about the frequency and severity of claims for individual years. The cumulative development represents the aggregate change in the estimates over all prior years. Since the characteristics of the loss reserves for both personal auto and commercial auto are similar, the Company reports development in the aggregate rather than by segment.

1Represents loss and LAE reserves net of reinsurance recoverable on unpaid losses at the balance sheet date.

2Cumulative development ÷ loss and LAE reserves.

3In 1994, based on a review of its total loss reserves, the Company eliminated its $71.0 million “supplemental reserve.”

     The Company experienced continually favorable reserve development from 1993 through 1998, primarily due to the decreasing bodily injury severity. During this period, the Company’s bodily injury severity decreased each quarter when compared to the same quarter the prior year. This period of decreasing severity for the Company was not only longer than that generally experienced by the industry, but also longer than any time in the Company’s history. The reserves established as of the end of each year assumed the current accident year’s severity to increase over the prior accident year’s estimate. As the experience continued to be evaluated at later dates, the realization of the decreased severity resulted in favorable reserve development.

     The Company believes that the assumption with the highest likelihood of change that would materially affect the carried loss and LAE reserves is the estimated severity for the 2003 accident year. If the Company were to change its estimate of severity by 1% for the current accident year, the 2003 required reserves for personal auto liability and commercial auto liability would change by approximately $35 million and $6 million, respectively.

     Because the Company is primarily an insurer of motor vehicles, it has minimal exposure as an insurer of environmental, asbestos and general liability claims.

     For a more detailed discussion on the Company’s loss reserving practices and how loss reserves affect the Company’s financial results, see the Company’s Report on Loss Reserving Practices, which was filed in June 2003 via Form 8-K and is available on the Company’s Web site at progressive.com/investors.

- APP.-B-39 -

OTHER-THAN-TEMPORARY IMPAIRMENT SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and Staff Accounting Bulletin 59, “Noncurrent Marketable Equity Securities,” require companies to perform periodic reviews of individual securities in their investment portfolios to determine whether a decline in the value of a security is other than temporary. A review for other-than-temporary impairment (OTI) requires companies to make certain forward-looking judgments regarding the materiality of the decline, its effect on the financial statements, and the probability, extent and timing of a valuation recovery, and the Company’s ability and intent to hold the security. The scope of this review is broad and requires a forward-looking assessment of the fundamental characteristics of a security, as well as market-related prospects of the issuer and its industry.

     Pursuant to these requirements, the Company assesses valuation declines to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rates or equity market declines. This evaluation reflects the Company’s assessments of current conditions, as well as predictions of uncertain future events, that may have a material impact on the financial statements related to security valuation.

     For fixed-income investments with unrealized losses due to market- or industry-related declines, the declines are not deemed to qualify as other than temporary where the Company has the intent and ability to hold the investment for the period of time necessary to recover a significant portion of the investment’s original principal and interest obligation. The Company’s policy for equity securities with market-related declines is to recognize impairment losses on individual securities with losses that are not reasonably expected to be recovered under historical market conditions when the security has been in a loss position for three consecutive quarters.

     When persuasive evidence exists that causes the Company to evaluate a decline in market value to be other than temporary, the Company reduces the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. All other unrealized gains (losses) are reflected in shareholders’ equity.

     As of December 31, 2003, the Company’s total portfolio had $41.7 million in gross unrealized losses, compared to $160.5 million in gross unrealized losses in 2002. The decrease in the gross unrealized losses was the result of the positive returns in the equity portfolio of 28.6% in 2003, compared to negative returns of 21.5% in 2002.

     The following table stratifies the gross unrealized losses in the Company’s portfolio at December 31, 2003, by duration in a loss position and magnitude of the loss as a percentage of book value. The individual amounts represent the additional OTI the Company could have recognized in the income statement if its policy for market-related declines was different than that stated above.

(millions)

	Total Gross	Percent Decline of Investment Value
	Unrealized
Total Portfolio	Losses	> 15%	> 25%	> 35%		> 45%

Unrealized Loss for 1 Quarter	$6.8	$—	$—	$—		$—
Unrealized Loss for 2 Quarters	7.5	—	—	—		—
Unrealized Loss for 3 Quarters	13.0	—	—	—		—
Unrealized Loss for 1 Year or Longer	14.4	4.8	3.5	1.1	[1]	1.1	[1]

Total	$41.7	$4.8	$3.5	$1.1		$1.1

1Amounts represent unrealized loss positions in the Company’s other risk investments. Due to the nature of these investments, the Company employs a fundamental review to impairment analysis. At this time, there is no evidence of OTI as it relates to these investments.

- APP.-B-40 -

     For example, if the Company decided to write down all securities in an unrealized loss position for one year or longer where the securities decline in value exceeded 15%, the Company would recognize an additional $4.8 million of OTI losses in the income statement. These OTI losses would be $3.5 million if the threshold for market decline was greater than 25%.

     The $14.4 million of gross unrealized losses that have been impaired for one year or longer are split almost evenly between the fixed-income and common equity portfolios. None of these securities are deemed to have any fundamental issues that would lead the Company to believe that they were other-than-temporarily impaired. The Company has the intent and ability to hold the fixed-income securities to maturity, and will do so, as long as their relative value is greater than comparable investment opportunities with similar investment risk characteristics. The Company will retain the common stocks to maintain correlation to the Russell 1000 index as long as the portfolio and index correlation remain similar. If the Company’s strategy were to change and these securities were impaired, the Company would recognize a write down in accordance with its stated policy.

     Since total unrealized losses are already a component of the Company’s shareholders’ equity, any recognition of additional OTI losses would have no effect on the Company’s comprehensive income or book value.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Statements in this Annual Report that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions and projections generally; inflation and changes in economic conditions (including changes in interest rates and financial markets); the accuracy and adequacy of the Company’s pricing and loss reserving methodologies; pricing competition and other initiatives by competitors; the Company’s ability to obtain regulatory approval for requested rate changes and the timing thereof; the effectiveness of the Company’s advertising campaigns; legislative and regulatory developments; the outcome of litigation pending or that may be filed against the Company; weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail and winter conditions); changes in driving patterns and loss trends; acts of war and terrorist activities; court decisions and trends in litigation and health care and auto repair costs; and other matters described from time to time by the Company in releases and publications, and in periodic reports and other documents filed with the United States Securities and Exchange Commission. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for a major contingency. Reported results may therefore appear to be volatile in certain accounting periods.

- APP.-B-41 -

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

TEN YEAR SUMMARY — FINANCIAL HIGHLIGHTS

(unaudited — not covered by report of independent auditors)

(millions–except ratios, per share amounts
and number of people employed)	2003		2002		2001		2000		1999

INSURANCE COMPANIES SELECTED FINANCIAL INFORMATION AND OPERATING STATISTICS — STATUTORY BASIS
Policyholders’ surplus	$4,538.3		$3,370.2		$2,647.7		$2,177.0		$2,258.9
Net premiums written to policyholders’ surplus ratio	2.6		2.8		2.7		2.8		2.7

Loss and loss adjustment expense	67.4		70.9		73.6		83.2		75.0
Underwriting expense	18.8		20.4		21.1		21.0		22.1

Statutory combined ratio	86.2		91.3		94.7		104.2		97.1

SELECTED CONSOLIDATED FINANCIAL INFORMATION — GAAP BASIS
Total revenues	$11,892.0		$9,294.4		$7,488.2		$6,771.0		$6,124.2
Total assets	16,281.5		13,564.4		11,122.4		10,051.6		9,704.7
Total shareholders’equity[1]	5,030.6		3,768.0		3,250.7		2,869.8		2,752.8
Common Shares outstanding	216.4		218.0		220.3		220.6		219.3
Common Share price:
High	$84.68		$60.49		$50.60		$37.00		$58.08
Low	46.25		44.75		27.38		15.00		22.83
Close[2]	83.59		49.63		49.77		34.54		24.38
Market capitalization	$18,088.9		$10,819.3		$10,958.6		$7,616.8		$5,345.4
Book value per Common Share[1]	$23.25		$17.28		$14.76		$13.01		$12.55
Return on average common shareholders’ equity[3]	29.1%		19.3%		13.5%		1.7%		10.9%
Debt outstanding	$1,489.8		$1,489.0		$1,095.7		$748.8		$1,048.6
Ratios:
Debt to total capital	23%		28%		25%		21%		28%
Earnings to fixed charges[4]	18.8	x	13.2	x	10.7	x	1.3	x	5.7	x
Price to earnings[5]	15		17		27		164		18
Price to book	3.6		2.9		3.4		2.7		1.9
Net premiums written growth	26%		30%		17%		1%		16%
GAAP underwriting margin[1]	12.7%		7.6%		4.8%		(4.4)%		1.7%
Number of people employed	25,834		22,974		20,442		19,490		18,753

     All share and per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

1In 1994, the $71.0 million “supplemental reserve” was eliminated, increasing book value per share $.21, underwriting profit margin 3.2% and shareholders’ equity $46.1 million.

2Represents the closing price at December 31.

- APP.-B-42 -

(millions–except ratios, per share amounts
and number of people employed)	1998		1997		1996		1995		1994

INSURANCE COMPANIES SELECTED FINANCIAL INFORMATION AND OPERATING STATISTICS — STATUTORY BASIS
Policyholders’ surplus	$2,029.9		$1,722.9		$1,292.4		$1,055.1		$945.1
Net premiums written to policyholders’ surplus ratio	2.6		2.7		2.7		2.8		2.6

Loss and loss adjustment expense	68.5		71.1		70.2		71.6		64.2
Underwriting expense	22.4		20.7		19.8		21.4		22.4

Statutory combined ratio	90.9		91.8		90.0		93.0		86.6

SELECTED CONSOLIDATED FINANCIAL INFORMATION — GAAP BASIS
Total revenues	$5,292.4		$4,608.2		$3,478.4		$3,011.9		$2,415.3
Total assets	8,463.1		7,559.6		6,183.9		5,352.5		4,675.1
Total shareholders’equity[1]	2,557.1		2,135.9		1,676.9		1,475.8		1,151.9
Common Shares outstanding	217.6		216.9		214.5		216.3		213.6
Common Share price:
High	$57.33		$40.29		$24.08		$16.50		$13.50
Low	31.33		20.50		13.46		11.58		9.25
Close[2]	56.46		39.96		22.46		16.29		11.67
Market capitalization	$12,279.7		$8,667.0		$4,817.3		$3,523.9		$2,492.0
Book value per Common Share[1]	$11.75		$9.85		$7.82		$6.44		$4.99
Return on average common shareholders’ equity[3]	19.3%		20.9%		20.5%		19.6%		27.4%
Debt outstanding	$776.6		$775.9		$775.7		$675.9		$675.6
Ratios:
Debt to total capital	23%		27%		32%		31%		37%
Earnings to fixed charges[4]	10.2	x	9.2	x	7.7	x	5.6	x	6.1	x
Price to earnings[5]	28		23		16		15		10
Price to book	4.8		4.1		2.9		2.5		2.3
Net premiums written growth	14%		36%		18%		19%		35%
GAAP underwriting margin[1]	8.4%		6.6%		8.5%		5.7%		11.5%
Number of people employed	15,735		14,126		9,557		8,025		7,544

3Net income minus preferred share dividends ÷ average common shareholders’ equity.

41995 and 1994 represents the ratio of earnings to combined fixed charges and preferred share dividends.

5Represents the closing stock price ÷ earnings per share.

- APP.-B-43-

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

TEN YEAR SUMMARY—GAAP CONSOLIDATED OPERATING RESULTS

(unaudited — not covered by report of independent auditors)

(millions – except per share amounts)	2003	2002	2001	2000	1999

Direct premiums written:
Personal Lines	$10,594.4	$8,431.1	$6,485.1	$5,773.2	$5,799.4
Commercial Auto Business	1,359.2	1,004.3	665.7	442.2	321.4
Other businesses	234.3	230.3	228.4	186.7	184.5

Total direct premiums written	12,187.9	9,665.7	7,379.2	6,402.1	6,305.3
Reinsurance assumed	—	.1	.1	—	—
Reinsurance ceded	(274.5)	(213.8)	(119.2)	(206.0)	(180.6)

Net premiums written	11,913.4	9,452.0	7,260.1	6,196.1	6,124.7
Net change in unearned premiums reserve[1]	(572.4)	(568.5)	(98.3)	152.3	(441.1)

Net premiums earned	11,341.0	8,883.5	7,161.8	6,348.4	5,683.6

Expenses:
Losses and loss adjustment expenses[2]	7,640.4	6,299.1	5,264.1	5,279.4	4,256.4
Policy acquisition costs	1,249.1	1,031.6	864.9	788.0	745.0
Other underwriting expenses	1,010.1	874.2	686.9	559.3	583.8

Total underwriting expenses	9,899.6	8,204.9	6,815.9	6,626.7	5,585.2

Underwriting profit (loss) before taxes	1,441.4	678.6	345.9	(278.3)	98.4
Provision (benefit) for income taxes	504.5	237.5	121.1	(97.4)	34.4

Underwriting profit (loss) after taxes	936.9	441.1	224.8	(180.9)	64.0
Service operations profit (loss) after taxes	10.5	8.0	3.2	(.6)	4.3

	947.4	449.1	228.0	(181.5)	68.3
Investment income after taxes	345.9	324.4	296.1	278.3	249.6
Net realized gains (losses) on securities after taxes	8.3	(51.1)	(72.7)	11.0	30.7
Interest expense after taxes	(62.1)	(48.5)	(33.9)	(50.6)	(49.7)
Nonrecurring items after taxes[3]	—	—	—	(4.2)	—
Other income after taxes[4]	20.3	—	—	—	3.4
Net expenses after taxes[5]	(4.4)	(6.6)	(6.1)	(6.9)	(7.1)

Net income	$1,255.4	$667.3	$411.4	$46.1	$295.2

Per share[6]
Net income	$5.69	$2.99	$1.83	$.21	$1.32
Dividends	.100	.096	.093	.090	.087
Average equivalent shares
Basic	216.8	219.0	221.0	219.6	218.7
Diluted	220.5	223.2	225.2	223.0	223.9

All share and per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

1Amount represents change in unearned premiums reserve less change in prepaid reinsurance premiums.

2In 1994, the “supplemental reserve” was eliminated, resulting in a one-time decrease to losses and loss adjustment expenses of $71.0 million, or $.21 per share.

32000 reflects a foreign currency translation loss.

42003 reflects interest income related to an income tax refund; 1999 reflects a gain on the sale of the corporate aircraft.

5Reflects investment expenses after taxes and other tax adjustments.

6Presented on a diluted basis. In 1997, the Company adopted SFAS 128,“Earnings Per Share,” and, as a result, restated prior periods per share amounts, if applicable.

- APP.-B-44 -

(millions–except per share amounts)	1998	1997	1996	1995	1994

Direct premiums written:
Personal Lines	$4,987.1	$4,355.9	$3,165.4	$2,644.6	$2,181.7
Commercial Auto Business	265.2	253.5	229.9	210.5	183.7
Other businesses	199.0	215.8	243.1	213.8	279.7

Total direct premiums written	5,451.3	4,825.2	3,638.4	3,068.9	2,645.1
Reinsurance assumed	—	—	3.8	.1	2.9
Reinsurance ceded	(151.6)	(160.1)	(200.5)	(156.2)	(190.8)

Net premiums written	5,299.7	4,665.1	3,441.7	2,912.8	2,457.2
Net change in unearned premiums reserve[1]	(351.7)	(475.6)	(242.4)	(185.6)	(266.1)

Net premiums earned	4,948.0	4,189.5	3,199.3	2,727.2	2,191.1

Expenses:
Losses and loss adjustment expenses[2]	3,376.3	2,967.5	2,236.1	1,943.8	1,397.3
Policy acquisition costs	659.9	607.8	482.6	459.6	391.5
Other underwriting expenses	495.8	336.0	208.5	167.2	150.8

Total underwriting expenses	4,532.0	3,911.3	2,927.2	2,570.6	1,939.6

Underwriting profit (loss) before taxes	416.0	278.2	272.1	156.6	251.5
Provision (benefit) for income taxes	145.6	97.4	95.2	54.8	88.0

Underwriting profit (loss) after taxes	270.4	180.8	176.9	101.8	163.5
Service operations profit (loss) after taxes	4.8	.9	2.8	5.6	6.5

	275.2	181.7	179.7	107.4	170.0
Investment income after taxes	221.3	205.3	175.6	156.2	131.2
Net realized gains (losses) on securities after taxes	7.4	64.0	4.6	30.4	15.5
Interest expense after taxes	(39.7)	(42.0)	(40.0)	(37.1)	(35.9)
Nonrecurring items after taxes[3]	—	—	—	—	—
Other income after taxes[4]	—	—	—	—	—
Net expenses after taxes[5]	(7.5)	(9.0)	(6.2)	(6.4)	(6.5)

Net income	$456.7	$400.0	$313.7	$250.5	$274.3

Per share[6]
Net income	$2.04	$1.77	$1.38	$1.09	$1.20
Dividends	.083	.080	.077	.073	.070
Average equivalent shares
Basic	217.4	216.0	214.8	215.4	214.8
Diluted	224.1	225.9	222.6	222.6	222.0

- APP.-B-45 -

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

QUANTITATIVE MARKET RISK DISCLOSURES

(unaudited — not covered by report of independent auditors)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2003, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices.

OTHER THAN TRADING FINANCIAL INSTRUMENTS

Financial instruments subject to interest rate risk were:

	Market Value

	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change	Change	Actual	Change	Change

U.S. government obligations	$1,383.4	$1,348.5	$1,312.2	$1,277.2	$1,243.6
State and local government obligations	3,220.7	3,071.1	2,930.2	2,798.6	2,675.7
Asset-backed securities	3,191.7	3,119.1	3,042.6	2,965.1	2,885.9
Corporate and other debt securities	2,003.9	1,925.1	1,848.4	1,776.4	1,708.5
Preferred stocks	822.3	800.9	778.8	757.9	738.2
Short-term investments	648.0	648.0	648.0	648.0	648.0

Balance as of December 31, 2003	$11,270.0	$10,912.7	$10,560.2	$10,223.2	$9,899.9

Balance as of December 31, 2002	$9,500.3	$9,223.0	$8,937.0	$8,659.7	$8,382.5

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

Financial instruments subject to equity market risk were:

		Hypothetical Market Changes
	Market
(millions)	Value	+10%	-10%

Common equities as of December 31, 2003	$1,972.1	$2,169.3	$1,774.9
Common equities as of December 31, 2002	$1,347.3	$1,482.0	$1,212.6

- APP.-B-46 -

The model represents the estimated value of the Company’s common equity portfolio given a +/- 10% change in the market, based on the common stock portfolio’s weighted average beta of .95. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement. Betas are not available for all securities. In such cases, the change in market value reflects a direct +/- 10% change; the number of securities without betas is less than 3%, and the remaining 97% of the equity portfolio is indexed to the Russell 1000.

As an additional supplement to the sensitivity analysis, the Company presents summarized estimates of the Value-at-Risk (VaR) of the fixed-income and equity portfolios for the following quarterly periods:

	December 31,	September 30,	June 30,	March 31,	December 31,
(millions)	2003	2003	2003	2003	2002

Fixed-income portfolio	$(147.5)	$(192.9)	$(162.5)	$(148.2)	$(130.9)
% of portfolio	(1.4)%	(1.9)%	(1.6)%	(1.6)%	(1.5)%

Equity portfolio	$(102.0)	$(123.0)	$(133.9)	$(166.6)	$(146.9)
% of portfolio	(5.2)%	(6.7)%	(7.8)%	(11.1)%	(10.9)%

Total portfolio	$(158.5)	$(209.0)	$(183.0)	$(109.0)	$(99.8)
% of portfolio	(1.3)%	(1.7)%	(1.6)%	(1.0)%	(1.0)%

     The model results represent the maximum expected loss in a one month period at a 95% confidence level. The results are based on 10,000 paths generated using Monte Carlo methodology. Fixed-income securities are priced off simulated term structures, capturing the path-dependency of instruments with embedded options. Equities are priced off a 10 factor model; risk factors include both macroeconomics and industry segment exposures. The variance/covariance matrix is estimated using the last two years (rolling) of market data and is exponentially-weighted, making the model especially sensitive to recent volatility. The VaR of the total investment portfolio is less than the sum of the two components (fixed income and equity) due to the benefit of diversification.

     The VaR exposure of the total investment portfolio increased 30 basis points from December 31, 2002 to December 31, 2003, primarily reflecting a higher correlation among the securities, thereby reducing the diversification benefit.

TRADING FINANCIAL INSTRUMENTS

At December 31, 2003 and December 31, 2002, the Company did not have any trading securities. During 2003 and 2002, net activity of trading securities was not material to the Company’s financial position, cash flows or results of operations. For 2003, the Company realized $.1 million of net gains on trading securities, compared to $0 in 2002.

- APP.-B-47 -

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

INCENTIVE COMPENSATION PLANS

(unaudited — not covered by report of independent auditors)

The Company believes that equity compensation awards align management interests with those of shareholders. In 1989, the Company began awarding non-qualified stock options (NQSO) annually to key employees and to directors of the Company as the equity component of total compensation. In 2003, the Company discontinued NQSO awards in favor of annual restricted stock (RS) grants. The Company believes that restricted stock, which provides voting rights, dividend payments, an indefinite life and unleveraged returns, represents a superior tool in aligning interests.

     The Company recognizes investor concerns about the dilutive effects of equity-based compensation. Beginning January 1, 2001, the Company initiated a policy of share repurchases to neutralize the effect of dilution. Management’s goal is to keep the outstanding share count relatively stable.

     The following table shows the Common Share activity since this policy was established (all amounts are presented on a post-split basis):

				Common
	Beginning	RS	NQSOs	Shares	Ending
Year	Balance	Granted	Exercised	Repurchased	Balance

2001	220.6	—	2.5	(2.8)	220.3
2002	220.3	—	1.3	(3.6)	218.0
2003	218.0	.6	2.8	(5.0)	216.4

Cumulative activity	220.6	.6	6.6	(11.4)	216.4

As of January 1, 2004, there were 9.0 million options outstanding with 6.3 million options currently eligible for exercise, including .3 million options for directors. On January 1, 2004, 2.2 million options became exercisable. The final expiration date for these outstanding options is December 31, 2011, with the exception of the directors’ options, which expire April 2012.

     The Company anticipates that approximately 8.6 million of the currently outstanding options will have been exercised by the expiration date. The difference between options currently outstanding and total projected exercises represents an estimate of the Company’s historical experience of option cancellations. Actual exercises can and will vary based on a number of factors, including variation in the market price of Progressive stock. Forecasted exercises are based on management assumptions derived from historical experience.

- APP.-B-48 -

Following is the Company’s anticipated rate of option exercises over the remaining life of the option plan.

(millions, except prices)	Forecasted	Average
Projected Year of Exercise	Exercises	Strike Price

2004	1.8	$24.37
2005	1.8	27.47
2006	1.4	32.52
2007	1.2	36.14
2008	1.0	35.21
2009	.8	32.56
2010	.4	45.30
2011	.2	61.81

Remaining obligation	8.6	$31.68

The Company expects to repurchase shares to offset its remaining obligation during the expected future life of the options outstanding.

During the year, the Company granted the following restricted stock awards, including 16,102 awards granted to directors:

		Weighted
		Average
	Shares	Grant Value

Employees:[1]
Time-based	452,730	$65.86
Performance-based	100,560	65.55
Directors time-based	16,102	65.55

Total granted	569,392	65.80
Cancelled	(2,987)	65.55
Vested	(655)	65.55

Net unvested awards	565,750	$65.80

1Includes 152,593 shares deferred pursuant to The Progressive Corporation Executive Deferred Compensation Plan.

The employee time-based awards typically vest in equal installments over three, four and five year periods. The performance-based awards vest upon the attainment of preestablished profitability and growth objectives. The directors’ awards vest within a one-year period. As of December 31, 2003, the remaining weighted average vesting period for our total unvested awards is 2.49 years.

     The Company recognizes compensation expense on a pro rata basis over the vesting period for all non-deferred awards based on the market value at the date of grant. The compensation expense on the deferred awards is based on the current market value at the end of each period. During 2003, the Company recognized $11.0 million of compensation expense associated with restricted stock awards.

- APP.-B-49 -

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

QUARTERLY FINANCIAL AND COMMON SHARE DATA

(unaudited — not covered by report of independent auditors)

(millions — except per share amounts)

		Net Income		Stock Price[1]

	Operating	Per					Rate of	Dividends
Quarter	Revenues[2]	Share[3]	Total	High	Low	Close	Return[4]	Per Share

2003
1	$2,607.1	$1.32	$291.5	$60.41	$46.25	$59.31		$.025
2	2,785.4	1.29	286.3	76.38	59.66	73.10		.025
3	2,938.6	1.45	319.8	75.81	64.25	69.11		.025
4	3,051.7	1.63	357.8	84.68	69.11	83.59		.025

	$11,382.8	$5.69	$1,255.4	$84.68	$46.25	$83.59	68.7%	$.100

2002
1	$1,975.3	$.78	$176.2	$55.80	$46.75	$55.54		$.023
2	2,144.8	.71	160.4	60.49	54.64	57.85		.023
3	2,325.7	.80	178.5	57.77	44.75	50.63		.025
4	2,472.0	.69	152.2	58.30	48.79	49.63		.025

	$8,917.8	$2.99	$667.3	$60.49	$44.75	$49.63	(.1)%	$.096

2001
1	$1,678.8	$.39	$86.6	$34.49	$27.38	$32.35		$.023
2	1,761.7	.46	103.7	45.59	31.20	45.06		.023
3	1,839.7	.43	96.4	45.32	38.20	44.63		.023
4	1,906.3	.56	124.7	50.60	43.62	49.77		.023

	$7,186.5	$1.83	$411.4	$50.60	$27.38	$49.77	44.1%	$.093

All per share amounts and stock prices were adjusted for the April 22, 2002, 3-for-1 stock split.

1Prices as reported on the consolidated transaction reporting system. The Company’s Common Shares are listed on the New York Stock Exchange.

2Represents premiums earned plus service revenues.

3Presented on a diluted basis. The sum may not equal the total because the average equivalent shares differ in the periods.

4Represents annual rate of return, including quarterly dividend reinvestment.

- APP.-B-50 -

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

DIRECT PREMIUMS WRITTEN BY STATE

(unaudited — not covered by report of independent auditors)

(millions)	2003		2002		2001		2000		1999
Florida	$1,343.8	11.0%	$1,045.4	10.8%	$799.6	10.8%	$773.2	12.1%	$895.6	14.2%
Texas	1,129.5	9.3	861.4	8.9	572.5	7.8	532.6	8.3	557.6	8.8
New York	825.2	6.8	672.5	7.0	560.6	7.6	425.6	6.6	600.4	9.5
California	762.2	6.3	575.1	6.0	416.5	5.6	376.6	5.9	416.0	6.6
Ohio	712.5	5.8	620.2	6.4	567.2	7.7	563.2	8.8	528.1	8.4
Georgia	615.5	5.0	486.1	5.0	405.3	5.5	368.6	5.8	301.9	4.8
Pennsylvania	591.3	4.9	492.2	5.1	368.4	5.0	312.3	4.9	322.3	5.1
All other	6,207.9	50.9	4,912.8	50.8	3,689.1	50.0	3,050.0	47.6	2,683.4	42.6

Total	$12,187.9	100.0%	$9,665.7	100.0%	$7,379.2	100.0%	$6,402.1	100.0%	$6,305.3	100.0%

- APP.-B-51 -

DIRECTORS

Milton N. Allen1, 2, 6
Consultant, Director, and Trustee,
Profit and
Not-for-profit
Organizations

B. Charles Ames1, 6
Partner,
Clayton, Dubilier & Rice, Inc.
(investment banking)

Charles A. Davis3, 5, 6
Chairman and Chief Executive Officer,
MMC Capital, Inc.
(private equity investing)

Stephen R. Hardis2, 4, 5, 6
Chairman of the Board,
Axcelis Technologies, Inc.
(manufacturing)

Bernadine P. Healy, M.D.3, 6
Medical & Science Columnist, U.S.
News & World Report,
(publishing)
formerly President and Chief
Executive Officer,
American Red Cross
(emergency services)

Jeffrey D. Kelly4, 6
Executive Vice President and Chief
Financial Officer,
National City Corporation
(commercial banking)

Philip A. Laskawy1, 6
formerly Chairman and Chief
Executive Officer,
Ernst & Young LLP
(professional services)

Peter B. Lewis2
Chairman of the Board

Norman S. Matthews3, 5, 6
Consultant,
formerly President,
Federated Department Stores, Inc.
(retailing)

Glenn M. Renwick2
President and Chief
Executive Officer

Donald B. Shackelford4, 6
Chairman,
Fifth Third Bank, Central Ohio
(commercial banking)

Bradley T. Sheares, Ph.D.6
President,
U.S. Human Health Division of
Merck & Co., Inc.
(health care)

1Audit Committee member

2Executive Committee member

3Compensation Committee member

4Investment and Capital Committee member

5Nominating and Governance Committee member

6Independent director

CORPORATE OFFICERS

Peter B. Lewis
Chairman

Glenn M. Renwick
President and Chief
Executive Officer

W. Thomas Forrester
Vice President and
Chief Financial Officer

Charles E. Jarrett
Vice President, Secretary and
Chief Legal Officer

Thomas A. King
Vice President and Treasurer

Jeffrey W. Basch
Vice President and
Chief Accounting Officer

CONTACT NON-MANAGEMENT DIRECTORS Interested parties have the ability to contact non-management directors as a group by sending a written communication clearly addressed to the non-management directors or any one of the following:

Peter B. Lewis, Chairman of the Board, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, Ohio 44143 or e-mail: peter_lewis@progressive.com.

Philip A. Laskawy, Chairman of the Audit Committee, The Progressive Corporation, c/o Ernst & Young, 5 Times Square, New York, New York 10036 or e-mail: philip_laskawy@progressive.com.

Charles E. Jarrett, Corporate Secretary, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, Ohio 44143 or e-mail: chuck_jarrett@progressive.com.

The recipient will forward communications so received to the non-management directors.

- APP.-B-52 -

ANNUAL MEETING The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 16, 2004, at 10 a.m. eastern time. There were 4,103 shareholders of record on December 31, 2003.

PRINCIPAL OFFICE The principal office of The Progressive Corporation is at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

PHONE: 440-461-5000

WEB SITE: progressive.com

TOLL-FREE TELEPHONE NUMBER For assistance after an accident or to report a claim, 24 hours a day, 7 days a week, call:1-800-PROGRESSIVE (1-800-776-4737).

     To check rates available to you from Progressive and other leading auto insurance companies, call: 1-800-PROGRESSIVE (1-800-776-4737) or visit: progressive.com.

     For 24 Hour Customer Service, call: 1-800-PROGRESSIVE (1-800-776-4737)

COUNSEL Baker & Hostetler LLP, Cleveland, Ohio

TRANSFER AGENT AND REGISTRAR If you have questions about a specific stock ownership account, write or call: National City Bank, Corporate Trust Operations, Dept. 5352, 4100 W. 150th St., Cleveland, Ohio 44135. Phone: 1-800-622-6757.

CHARITABLE CONTRIBUTIONS Progressive supports qualified not-for-profit organizations working to reduce the human trauma and economic cost of auto accidents. In addition, The Progressive Insurance Foundation, established in December 2001, will contribute to qualified tax-exempt organizations that are financially supported by Progressive employees.

COMMON SHARES The Progressive Corporation’s Common Shares (symbol PGR) are traded on the New York Stock Exchange. Dividends are customarily paid on the last day of each quarter. The 2004 quarterly dividend record dates, subject to Board approval, are as follows: March 12, June 11, September 10 and December 10.

CORPORATE GOVERNANCE The Company’s Corporate Governance guidelines and Board committee charters are available at: progressive.com/governance, or may be requested in print by writing to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143.

ACCOUNTING COMPLAINT PROCEDURE Any employee or other interested party with a complaint or concern regarding accounting, internal accounting controls or auditing matters relating to the Company may report such complaint or concern directly to the Chairman of the Audit Committee, as follows:

     Philip A. Laskawy, Audit Committee Chairman, c/o Ernst & Young, 5 Times Square, New York, New York 10036, Phone: 212-773-1300, e-mail: philip_laskawy@progressive.com.

     Any such complaint or concern also may be reported anonymously over the following toll-free Alert Line: 1-800-683-3604. The Company will not retaliate against any individual by reason of his or her having made such a complaint or reported such a concern in good faith. View the complete procedures at progressive.com/governance.

WHISTLEBLOWER PROTECTIONS The Company will not retaliate against any officer or employee of the Company because of any lawful act done by the employee to provide information or otherwise assist in investigations regarding conduct that the employee reasonably believes to be a violation of Federal Securities Laws or of any rule or regulation of the Securities and Exchange Commission or Federal Securities Laws relating to fraud against shareholders. View the complete Whistleblower Protections at progressive.com/governance.

SHAREHOLDER/INVESTOR RELATIONS The Progressive Corporation does not maintain a mailing list for distribution of shareholders’ reports. To view Progressive’s publicly filed documents, shareholders can access the Company’s Web site: progressive.com/sec. To view its earnings and other releases, access progressive.com/investors.

To request copies of public financial information on the Company, write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, e-mail: investor_relations@progressive.com or call: 1-440-395-2258.

For financial-related information, call: 1-440-395-2222 or e-mail: investor_relations@progressive.com.

For stock ownership account information, call: National City Bank at 1-800-622-6757.

For all other Company information, call: 1-440-461-5000 or e-mail: webmaster@progressive.com.

INTERACTIVE ANNUAL REPORT The Progressive Corporation’s 2003 Annual Report, in an interactive format, can be found at: progressive.com/annualreport.

©2004 The Progressive Corporation

- APP.-B-53 -