Form 10-K, Exhibit 13
period 2005-12-31
PROGRESSIVE CORP/OH/
filed 2006-02-28
CIK 80661

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
Appendix A
{2005 Annual Report to Shareholders}

APP.-A-1

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
{Consolidated Statements of Income}

(millions-except per share amounts)
For the years ended December 31,	2005	2004	2003

REVENUES
Net premiums earned	$13,764.4	$13,169.9	$11,341.0
Investment income	536.7	484.4	465.3
Net realized gains (losses) on securities	(37.9)	79.3	12.7
Service revenues	40.2	48.5	41.8
Other income[1]	—	—	31.2

Total revenues	14,303.4	13,782.1	11,892.0

EXPENSES
Losses and loss adjustment expenses	9,364.8	8,555.0	7,640.4
Policy acquisition costs	1,448.2	1,418.0	1,249.1
Other underwriting expenses	1,312.2	1,238.6	1,010.1
Investment expenses	12.1	13.9	11.5
Service expenses	24.6	25.0	25.7
Interest expense	82.6	80.8	95.5

Total expenses	12,244.5	11,331.3	10,032.3

NET INCOME
Income before income taxes	2,058.9	2,450.8	1,859.7
Provision for income taxes	665.0	802.1	604.3

Net income	$1,393.9	$1,648.7	$1,255.4

COMPUTATION OF EARNINGS PER SHARE
Basic:
Average shares outstanding	196.9	212.9	216.8

Per share	$7.08	$7.74	$5.79

Diluted:
Average shares outstanding	196.9	212.9	216.8
Net effect of dilutive stock-based compensation	2.9	3.3	3.7

Total equivalent shares	199.8	216.2	220.5

Per share	$6.98	$7.63	$5.69

[1]	See Note 3—Income Taxes for discussion.
See notes to consolidated financial statements.

APP.-A-2

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
{Consolidated Balance Sheets}

(millions)
December 31,	2005	2004

ASSETS
Investments—Available-for-sale, at market:
Fixed maturities (amortized cost: $10,260.7 and $8,972.6)	$10,221.9	$9,084.3
Equity securities:
Preferred stocks (cost: $1,217.0 and $749.4)	1,220.3	768.9
Common equities (cost: $1,423.4 and $1,314.0)	2,058.9	1,851.9
Short-term investments (amortized cost: $773.5 and $1,376.6)	773.6	1,376.9

Total investments	14,274.7	13,082.0
Cash	5.6	20.0
Accrued investment income	133.1	103.5
Premiums receivable, net of allowance for doubtful accounts of $116.3 and $83.8	2,500.7	2,287.2
Reinsurance recoverables, including $58.5 and $44.5 on paid losses	405.7	381.6
Prepaid reinsurance premiums	103.7	119.8
Deferred acquisition costs	444.8	432.2
Income taxes	138.3	—
Property and equipment, net of accumulated depreciation of $562.0 and $562.1	758.7	666.5
Other assets	133.3	91.5

Total assets	$18,898.6	$17,184.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Unearned premiums	$4,335.1	$4,108.0
Loss and loss adjustment expense reserves	5,660.3	5,285.6
Accounts payable, accrued expenses and other liabilities	1,510.8	1,325.0
Income taxes	—	26.0
Debt[1]	1,284.9	1,284.3

Total liabilities	12,791.1	12,028.9

Shareholders’ equity:
Common Shares, $1.00 par value (authorized 600.0; issued 213.1 and 213.2, including treasury shares of 15.8 and 12.8)	197.3	200.4
Paid-in capital	848.2	743.3
Unamortized restricted stock	(62.7)	(46.0)
Accumulated other comprehensive income:
Net unrealized gains on securities	390.1	435.1
Net unrealized gains on forecasted transactions	8.6	9.7
Retained earnings	4,726.0	3,812.9

Total shareholders’ equity	6,107.5	5,155.4

Total liabilities and shareholders’ equity	$18,898.6	$17,184.3

[1]	Includes current and non-current debt. See Note 4—Debt for discussion.
See notes to consolidated financial statements.

APP.-A-3

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
{Consolidated Statements of Changes in Shareholders’ Equity}

(millions—except per share amounts)
For the years ended December 31,	2005		2004		2003

RETAINED EARNINGS
Balance, Beginning of year	$3,812.9		$3,729.8		$2,796.0
Net income	1,393.9	$1,393.9	1,648.7	$1,648.7	1,255.4	$1,255.4

Cash dividends on Common Shares ($.12, $.11 and $.10 per share)	(23.7)		(23.3)		(21.7)
Treasury shares purchased[1]	(457.0)		(1,542.4)		(297.5)
Other, net	(.1)		.1		(2.4)

Balance, End of year	$4,726.0		$3,812.9		$3,729.8

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Balance, Beginning of year	$444.8		$425.0		$169.3
Changes in:
Net unrealized gains on securities		(45.0)		16.9		255.8
Net unrealized gains on forecasted transactions		(1.1)		(1.0)		(1.0)
Foreign currency translation adjustment		—		3.9		.9

Other comprehensive income	(46.1)	(46.1)	19.8	19.8	255.7	255.7

Balance, End of year	$398.7		$444.8		$425.0

Comprehensive Income		$1,347.8		$1,668.5		$1,511.1

COMMON SHARES, $1.00 PAR VALUE
Balance, Beginning of year	$200.4		$216.4		$218.0
Stock options exercised	1.6		2.1		2.8
Treasury shares purchased[1]	(5.2)		(18.6)		(5.0)
Restricted stock issued, net of forfeitures	.5		.5		.6

Balance, End of year	$197.3		$200.4		$216.4

PAID-IN CAPITAL
Balance, Beginning of year	$743.3		$688.3		$584.7
Stock options exercised	42.6		49.6		47.2
Tax benefits from exercise/vesting of stock-based compensation	41.2		44.3		44.0
Treasury shares purchased[1]	(20.6)		(67.5)		(14.3)
Restricted stock issued, net of forfeitures	41.7		27.3		26.7
Other	—		1.3		—

Balance, End of year	$848.2		$743.3		$688.3

UNAMORTIZED RESTRICTED STOCK
Balance, Beginning of year	$(46.0)		$(28.9)		$—
Restricted stock issued, net of forfeitures	(42.2)		(40.6)		(37.3)
Restricted stock market value adjustment	(8.2)		(.3)		(2.6)
Amortization of restricted stock	33.7		23.8		11.0

Balance, End of year	$(62.7)		$(46.0)		$(28.9)

Total Shareholders’ Equity	$6,107.5		$5,155.4		$5,030.6

[1]	Includes 16.9 million Common Shares purchased pursuant to a “Dutch auction” tender offer in 2004; these shares were purchased at a price of $88 per share, for a total cost of $1.5 billion.

There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.
See notes to consolidated financial statements.

APP.-A-4

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
{Consolidated Statements of Cash Flows}

(millions)
For the years ended December 31,	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,393.9	$1,648.7	$1,255.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	92.4	99.4	89.3
Amortization of fixed maturities	189.6	168.9	103.2
Amortization of restricted stock	33.7	23.8	11.0
Net realized (gains) losses on securities	37.9	(79.3)	(12.7)
Changes in:
Unearned premiums	227.1	213.3	590.4
Loss and loss adjustment expense reserves	374.7	709.3	763.3
Accounts payable, accrued expenses and other liabilities	49.5	70.2	124.5
Prepaid reinsurance premiums	16.1	(5.1)	(18.0)
Reinsurance recoverables	(24.1)	(110.3)	(55.6)
Premiums receivable	(213.5)	(207.6)	(336.8)
Deferred acquisition costs	(12.6)	(19.9)	(48.8)
Income taxes	(140.0)	98.5	(.1)
Tax benefits from exercise/vesting of stock-based compensation	41.2	44.3	44.0
Other, net	(71.9)	8.3	(72.2)

Net cash provided by operating activities	1,994.0	2,662.5	2,436.9

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases:
Fixed maturities	(9,154.4)	(6,686.3)	(9,491.6)
Equity securities	(852.9)	(678.3)	(771.2)
Short-term investments — auction rate securities	(7,935.3)	(6,890.1)	(4,044.4)
Sales:
Fixed maturities	7,068.6	5,885.7	7,189.3
Equity securities	152.3	876.3	337.8
Short-term investments — auction rate securities	8,053.4	6,552.4	3,907.6
Maturities, paydowns, calls and other:
Fixed maturities	572.6	639.7	779.2
Equity securities	114.4	78.2	91.7
Net sales (purchases) of short-term investments — other	491.8	(390.9)	56.6
Net unsettled security transactions	126.6	(43.2)	(37.1)
Purchases of property and equipment	(219.3)	(192.0)	(171.1)
Sale of property and equipment	36.1	—	—

Net cash used in investing activities	(1,546.1)	(848.5)	(2,153.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	44.2	51.7	50.0
Payments of debt	—	(206.0)	—
Dividends paid to shareholders	(23.7)	(23.3)	(21.7)
Acquisition of treasury shares	(482.8)	(1,628.5)	(316.8)

Net cash used in financing activities	(462.3)	(1,806.1)	(288.5)

Increase (decrease) in cash	(14.4)	7.9	(4.8)
Cash, Beginning of year	20.0	12.1	16.9

Cash, End of year	$5.6	$20.0	$12.1

See notes to consolidated financial statements.

APP.-A-5

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
{Notes to Consolidated Financial Statements}
December 31, 2005, 2004 and 2003
1) REPORTING AND ACCOUNTING POLICIES
Nature of Operations The Progressive Corporation, an insurance holding company formed in 1965, owned 71 subsidiaries and had 1 mutual insurance company affiliate (collectively, the “Company”) as of December 31, 2005. The insurance companies provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States. The Company’s Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through both an independent insurance agency channel and a direct channel. The Company’s Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses primarily through the independent agency channel.
Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries and affiliate. All of the subsidiaries and the affiliate are wholly owned or controlled. All intercompany accounts and transactions are eliminated in consolidation.
Estimates The Company is required to make estimates and assumptions when preparing its financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (GAAP). As estimates develop into fact (e.g., losses are paid), results may, and will likely, differ from those estimates.
Investments The Company’s fixed-maturity, equity securities and short-term investments are accounted for on an available-for-sale basis.
     Fixed-maturity securities are debt securities and mandatory redeemable preferred stocks, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of the Company’s asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs or similar economic factors. These securities are carried at market value with the corresponding unrealized gains (losses), net of deferred income taxes, reported in accumulated other comprehensive income. Market values are obtained from a recognized pricing service or other quoted sources. The asset-backed portfolio is accounted for under the retrospective method; prepayment assumptions are based on market expectations. The prospective method is used for interest-only and non-investment-grade asset-backed securities as required by the current accounting regulations.
     Equity securities include common stocks, nonredeemable preferred stocks and other risk investments and are reported at quoted market values. Changes in the market values of these securities, net of deferred income taxes, are reflected as unrealized gains (losses) in accumulated other comprehensive income. Changes in value of foreign equities due to foreign currency exchange rates are limited by foreign currency hedges and would be recognized in income in the current period. The Company held no foreign equities or foreign currency hedges during 2005 or 2004.
     Short-term investments include auction rate securities (i.e., municipal bonds and preferred stocks). Due to the nature of auction rate securities, these securities are classified as short-term based upon their expected auction date (generally 7-49 days) rather than on their contractual obligation (which are greater than one year at original issuance). In addition to auction rate securities, short-term investments include Eurodollar deposits, commercial paper and other securities expected to mature within one year. Changes in market values of these securities, net of deferred income taxes, are reflected as unrealized gains (losses) in accumulated other comprehensive income.
     The Company did not hold any trading securities at December 31, 2005 or 2004. Trading securities are securities bought principally for the purpose of sale in the near term. To the extent the Company has trading securities, changes in market value would be recognized in income in the current period. Derivative instruments which may be used for trading purposes or classified as trading derivatives due to the characteristics of the transaction are discussed below.
     Derivative instruments may include futures, options, forward positions, foreign currency forwards, interest rate swap agreements and credit default swaps and may be used in the portfolio for risk management or trading purposes or to hedge the exposure to:
•	Changes in fair value of an asset or liability (fair value hedge);

•	Foreign currency of an investment in a foreign operation (foreign currency hedge); or

•	Variable cash flows of a forecasted transaction (cash flow hedge).
The Company had no fair value or foreign currency hedges or derivative instruments held or issued for risk management purposes at December 31, 2005 or 2004. To the extent the Company holds fair value hedges, changes in the hedge, along with the hedged items would be recognized in income in the period of change while the hedge was in effect. Gains and losses on foreign currency hedges would offset the foreign exchange gains and losses on the foreign investments. Derivatives held or issued for risk management purposes would be recognized in income during the period of change. These derivative instruments would be recognized as either assets or liabilities and

APP.-A-6

measured at fair value with changes in fair value recognized in income in the period of change. Changes in the fair value of the hedged items would be recognized in income while the hedge was in effect.
     The Company held no derivatives classified as cash flow hedges at December 31, 2005 or 2004. Changes in fair value of these hedges would be reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction. Gains and losses on hedges on forecasted transactions are amortized over the life of the hedged item (see Note 4—Debt). Hedges on forecasted transactions that no longer qualify for hedge accounting due to lack of correlation would be considered by the Company as derivatives used for risk management purposes.
     At December 31, 2005, the Company held three Credit Default Swaps (CDS) classified as trading derivatives. The Company matched the notional value of these positions with Treasury securities with an equivalent principal and maturity to replicate a long cash bond position. Changes in the fair value of the CDS and the Treasury notes were recognized in income in the current period. The Company held other CDS during 2004, which were all closed prior to December 31, 2004.
     Derivatives designated as hedges would also be evaluated on established criteria to determine the effectiveness of their correlation to, and ability to reduce risk of, specific securities or transactions; effectiveness would be reassessed regularly. If a fair value hedge becomes ineffective, the derivative instrument would continue to be adjusted through income while the adjustment in the change in value of the hedged item would no longer be recognized in income during the current period, but rather would be reflected as a change in unrealized gains (losses) as part of accumulated other comprehensive income within shareholders’ equity.
     For all derivative positions, net cash requirements are limited to changes in market values, which may vary based upon changes in interest rates, currency exchange rates and other factors. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk.
     Investment securities are exposed to various risks such as interest rate, market and credit risk. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect portfolio value in the near term. The Company continually monitors its portfolio for pricing changes, which might indicate potential impairments, and performs detailed reviews of securities with unrealized losses based on predetermined criteria. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors, or (ii) market-related factors, such as interest rates or equity market declines. When a security in the Company’s investment portfolio has an unrealized loss in market value that is deemed to be other than temporary, the Company reduces the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. Any future decreases not determined to be other-than-temporarily impaired, as well as increases in the market value of securities written down, are reflected as changes in unrealized gains (losses) as part of accumulated other comprehensive income within shareholders’ equity.
     Realized gains (losses) on securities are computed based on the first-in first-out method and include write-downs on available-for-sale securities considered to have other-than-temporary declines in market value.
Property and Equipment Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets using accelerated methods for computer equipment and the straight-line method for all other fixed assets. The useful lives range from 3 to 4 years for computer equipment, 10 to 40 years for buildings and improvements, and 3 to 10 years for all other property and equipment. Property and equipment include capitalized software developed or acquired for internal use. Land and buildings comprised 77% and 75% of total property and equipment at December 31, 2005 and 2004, respectively.
     Total interest capitalized was $1.3 million, $3.9 million and $1.5 million in 2005, 2004 and 2003, respectively, relating to both the Company’s construction projects and capitalized computer software costs.
Insurance Premiums and Receivables Insurance premiums written are earned into income on a pro rata basis over the period of risk, based on a daily earnings convention. Accordingly, unearned premiums represent the portion of premiums written that is applicable to the unexpired risk. The Company provides insurance and related services to individuals and small commercial accounts throughout the United States, and offers a variety of payment plans. Generally, premiums are collected prior to providing risk coverage, minimizing the Company’s exposure to credit risk. The Company performs a policy level evaluation to determine the extent the premiums receivable balance exceeds its unearned premiums balance. The Company then ages this exposure to establish an allowance for doubtful accounts based on prior experience.
Income Taxes The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are net unrealized gains (losses) on securities, loss reserves, unearned premiums reserves, deferred acquisition costs and non-deductible accruals. The Company reviews its deferred tax assets for recoverability. At December 31, 2005, the Company is able to demonstrate that the benefit of its deferred tax assets is fully realizable and, therefore, no valuation allowance is recorded.

APP.-A-7

Loss and Loss Adjustment Expense Reserves Loss reserves represent the estimated liability on claims reported to the Company, plus reserves for losses incurred but not recorded (IBNR). These estimates are reported net of amounts recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims and losses. The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income currently. Such loss and loss adjustment expense reserves are susceptible to change in the near term.
Reinsurance The Company’s reinsurance transactions primarily include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures/Plans—“CAIP”), for which the Company retains no loss indemnity risk (see Note 6—Reinsurance for further discussion). In addition, the Company cedes auto premiums to state-provided reinsurance facilities. The Company also cedes a portion of the premiums in its non-auto programs to limit its exposure in those particular markets. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums written. The Company’s primary line of business, auto insurance, is written at relatively low limits of liability; as such, the Company does not believe that it needs to mitigate this risk through voluntary reinsurance.
Earnings Per Share Basic earnings per share are computed using the weighted average number of Common Shares outstanding, excluding both time-based and performance-based unvested restricted stock awards. Diluted earnings per share include common stock equivalents assumed outstanding during the period. The Company’s common stock equivalents include stock options and time-based restricted stock awards accounted for as equity awards.
Deferred Acquisition Costs Deferred acquisition costs include commissions, premium taxes and other variable underwriting and direct sales costs incurred in connection with writing business. These costs are deferred and amortized over the policy period in which the related premiums are earned. The Company considers anticipated investment income in determining the recoverability of these costs. Management believes that these costs will be fully recoverable in the near term. The Company does not defer any direct-response advertising costs.
Guaranty Fund Assessments The Company is subject to state guaranty fund assessments, which provide for the payment of covered claims or other insurance obligations of insurance companies deemed insolvent. These assessments are accrued after a formal determination of insolvency has occurred, and the Company has written the premiums on which the assessments will be based.
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
     The change to the fair value based method of accounting under SFAS 123 was applied prospectively to all non-qualified stock option awards granted, modified, or settled after January 1, 2003. No stock options were granted after December 31, 2002. As a result, there is no compensation cost for stock options included in net income for 2003, 2004 and 2005; however, compensation expense would have been recognized if the fair value based method had been used for all awards since the original effective date of SFAS 123 (January 1, 1995). Prior to 2003, the Company granted all options currently outstanding at an exercise price equal to the market price of the Company’s Common Shares at the date of grant and, therefore, under APB 25, no compensation expense was recorded.
     The following table shows the effects on net income and earnings per share had the fair value based method been applied to all outstanding and unvested stock option awards for the periods presented. The Company used the modified Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant.

APP.-A-8

(millions, except per share amounts)	2005	2004	2003

Net income, as reported	$1,393.9	$1,648.7	$1,255.4
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all stock option awards, net of related tax effects	(2.6)	(6.3)	(12.8)

Net income, pro forma	$1,391.3	$1,642.4	$1,242.6

Earnings per share
Basic — as reported	$7.08	$7.74	$5.79
Basic — pro forma	7.07	7.71	5.73

Diluted — as reported	$6.98	$7.63	$5.69
Diluted — pro forma	6.97	7.62	5.65
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
Supplemental Cash Flow Information Cash includes only bank demand deposits. The Company paid income taxes of $767.0 million, $709.0 million and $579.0 million in 2005, 2004 and 2003, respectively. Total interest paid was $85.0 million during 2005, $91.7 million during 2004 and $99.0 million during 2003. Non-cash activity includes the liability for deferred restricted stock compensation and the changes in net unrealized gains (losses) on investment securities.
New Accounting Standards The Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004), “Share-Based Payment,” which requires the Company to expense the fair value at the grant date of unvested outstanding stock options. The Company adopted this statement using the modified prospective application on January 1, 2006. The Company estimates that the effect of adopting this standard on net income will be a reduction of approximately $.9 million in 2006. The Company will not incur any additional expense relating to currently outstanding stock options in years subsequent to 2006, since the final vesting date of stock options previously granted will be January 1, 2007. The Company does not currently intend to issue additional stock options.
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
Reclassifications Certain amounts in the Consolidated Statements of Cash Flows were reclassified for 2004 and 2003 to comply with the presentation requirements under SFAS 95, “Statement of Cash Flows,” and SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.”

APP.-A-9

2) INVESTMENTS
The composition of the investment portfolio at December 31 was:

(millions)		Gross	Gross		% of
		Unrealized	Unrealized	Market	Total
	Cost	Gains	Losses	Value	Portfolio

2005
Fixed maturities:
U.S. government obligations	$2,249.0	$7.3	$(11.0)	$2,245.3	15.7%
State and local government obligations	3,637.7	29.6	(31.4)	3,635.9	25.5
Foreign government obligations	30.3	.2	(.2)	30.3	.2
Corporate and U.S. agency debt securities	1,837.6	6.7	(31.7)	1,812.6	12.7
Asset-backed securities	2,386.6	17.9	(28.5)	2,376.0	16.6
Redeemable preferred stock	119.5	3.1	(.8)	121.8	.9

Total fixed maturities	10,260.7	64.8	(103.6)	10,221.9	71.6

Short-term investments:
Auction rate municipal obligations	280.2	—	—	280.2	2.0
Auction rate preferred stocks	105.0	.2	(.1)	105.1	.7
Other short-term investments	388.3	—	—	388.3	2.7

Total short-term investments	773.5	.2	(.1)	773.6	5.4

Preferred stocks	1,217.0	17.0	(13.7)	1,220.3	8.6
Common equities	1,423.4	650.3	(14.8)	2,058.9	14.4

	$13,674.6	$732.3	$(132.2)	$14,274.7	100.0%

2004
Fixed maturities:
U.S. government obligations	$1,970.1	$5.7	$(13.3)	$1,962.5	15.0%
State and local government obligations	2,873.2	71.2	(4.0)	2,940.4	22.5
Foreign government obligations	30.8	.6	—	31.4	.2
Corporate and U.S. agency debt securities	1,752.8	35.6	(7.1)	1,781.3	13.6
Asset-backed securities	2,345.7	39.5	(16.5)	2,368.7	18.1

Total fixed maturities	8,972.6	152.6	(40.9)	9,084.3	69.4

Short-term investments:
Auction rate municipal obligations	262.4	—	—	262.4	2.0
Auction rate preferred stocks	240.9	.3	—	241.2	1.8
Other short-term investments	873.3	—	—	873.3	6.7

Total short-term investments	1,376.6	.3	—	1,376.9	10.5

Preferred stocks	749.4	24.5	(5.0)	768.9	5.9
Common equities	1,314.0	541.8	(3.9)	1,851.9	14.2

	$12,412.6	$719.2	$(49.8)	$13,082.0	100.0%

See Note 10—Other Comprehensive Income for changes in the net unrealized gains (losses) during the period.
At December 31, 2005, bonds in the principal amount of $122.1 million were on deposit to meet state insurance regulatory and/or rating agency requirements. The Company did not have any securities of any one issuer with an aggregate cost or market value exceeding ten percent of total shareholders’ equity at December 31, 2005 or 2004.

APP.-A-10

The components of net investment income for the years ended December 31 were:

(millions)	2005	2004	2003

Fixed maturities	$399.0	$374.6	$369.5
Preferred stocks	61.5	49.3	53.0
Common equities	37.2	41.2	31.1
Short-term investments:
Auction rate municipal obligations	5.4	1.8	.2
Auction rate preferred stocks	6.8	4.2	—
Other short-term investments	26.8	13.3	11.5

Investment income	536.7	484.4	465.3
Investment expenses	(12.1)	(13.9)	(11.5)

Net investment income	$524.6	$470.5	$453.8

At December 31, 2005, the Company had $5.6 million of fixed maturities that were non-income producing during the preceding 12 months.
The components of net realized gains (losses) for the years ended December 31 were:

(millions)	2005	2004	2003

Gross realized gains:
Fixed maturities	$47.4	$105.5	$108.4
Preferred stocks	—	7.9	7.4
Common equities	15.6	56.1	19.0
Short-term investments:
Auction rate municipal obligations	.1	.1	.1
Auction rate preferred stocks	—	—	—
Other short-term investments	—	—	—

	63.1	169.6	134.9

Gross realized losses:
Fixed maturities	(76.2)	(23.8)	(40.5)
Preferred stocks	(2.3)	(9.7)	(4.1)
Common equities	(22.5)	(56.6)	(77.6)
Short-term investments:
Auction rate municipal obligations	—	—	—
Auction rate preferred stocks	—	(.2)	—
Other short-term investments	—	—	—

	(101.0)	(90.3)	(122.2)

Net realized gains (losses) on securities:
Fixed maturities	(28.8)	81.7	67.9
Preferred stocks	(2.3)	(1.8)	3.3
Common equities	(6.9)	(.5)	(58.6)
Short-term investments:
Auction rate municipal obligations	.1	.1	.1
Auction rate preferred stocks	—	(.2)	—
Other short-term investments	—	—	—

	$(37.9)	$79.3	$12.7

Per share	$(.12)	$.24	$.04

For 2005, 2004 and 2003, net realized gains (losses) on securities include $16.4 million, $7.8 million and $50.3 million, respectively, of write-downs in securities determined to have an other-than-temporary decline in market value for securities held at December 31.

APP.-A-11

The components of gross unrealized losses at December 31, 2005 and 2004 were:

		Unrealized Losses
	Total
	Market		Less than	12 months
(millions)	Value	Total	12 Months	or greater [1]

2005
Fixed maturities	$6,395.1	$(103.6)	$(44.2)	$(59.4)
Preferred stocks	579.8	(13.7)	(6.1)	(7.6)
Common equities	198.3	(14.8)	(14.6)	(.2)
Short-term investments	50.0	(.1)	(.1)	—

	$7,223.2	$(132.2)	$(65.0)	$(67.2)

2004
Fixed maturities	$3,909.8	$(40.9)	$(30.6)	$(10.3)
Preferred stocks	216.9	(5.0)	(2.4)	(2.6)
Common equities	86.0	(3.9)	(3.7)	(.2)

	$4,212.7	$(49.8)	$(36.7)	$(13.1)

[1]	The market value for securities in an unrealized loss position for 12 months or greater was $2,610.0 million at December 31, 2005 and $547.3 million at December 31, 2004.
None of the securities presented in the table above were deemed to have any fundamental issues that would lead the Company to believe that they were other-than-temporarily impaired. The Company has the intent and ability to hold the fixed-maturity securities and preferred stocks to maturity/redemption, and will do so, as long as the securities continue to remain consistent with its investment strategy. The Company may retain the common stocks to maintain correlation to the Russell 1000 Index as long as the portfolio and index correlation remain similar. If the Company’s strategy was to change and these securities were determined to be other-than-temporarily impaired, the Company would recognize a write-down in accordance with its stated policy.
     At December 31, 2005 and 2004, the Company did not hold any trading securities. Net realized gains (losses) on trading securities for the years ended December 31, 2005, 2004 and 2003 were $0, $0 and $.1 million, respectively. Results from trading securities are not material to the Company’s financial condition, cash flows or results of operations and are reported within the available-for-sale portfolio, rather than separately disclosed.
     Derivative instruments may be used for trading purposes or classified as trading derivatives due to characteristics of the transaction. During 2005, the Company held three CDS, which were sold on three separate issuers and matched with Treasury securities with an equivalent principal and maturity to replicate cash bond positions. These positions had a notional amount of $90.0 million at December 31, 2005. The Company held similar investments in 2004, all of which were closed during the third quarter 2004. For 2005, the combined positions generated a net gain (loss) of $(7.6) million, compared to $(1.4) million and $4.9 million for 2004 and 2003, respectively. The amount and results of the derivative and Treasury positions are immaterial to the Company’s financial condition, cash flows and results of operations and are reported as part of the available-for-sale portfolio, with the net gains (losses) reported as a component of net realized gains (losses) on securities.

APP.-A-12

The composition of fixed maturities by maturity at December 31, 2005, was:

		Market
(millions)	Cost	Value

Less than one year	$1,218.2	$1,211.5
One to five years	5,629.3	5,586.8
Five to ten years	3,385.1	3,392.5
Ten years or greater	28.1	31.1

	10,260.7	10,221.9
Auction rate municipal obligations	280.2	280.2

	$10,540.9	$10,502.1

Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities which do not have a single maturity date are reported at expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.
     Auction rate municipal obligations generally have contractual maturities of 10 years or more at original issuance. The securities have interest reset periods of up to 7 days, which allow for early liquidation.
3) INCOME TAXES
The components of the Company’s income tax provision were as follows:

(millions)	2005	2004	2003

Current tax provision	$696.7	$794.0	$543.6
Deferred tax expense (benefit)	(31.7)	8.1	60.7

Total income tax provision	$665.0	$802.1	$604.3

The provision for income taxes in the accompanying consolidated statements of income differed from the statutory rate as follows:

(millions)	2005		2004		2003

Income before income taxes	$2,058.9		$2,450.8		$1,859.7

Tax at statutory rate	$720.6	35%	$857.8	35%	$650.9	35%
Tax effect of:
Exempt interest income	(34.8)	(2)	(29.8)	(1)	(26.9)	(1)
Dividends received deduction	(22.2)	(1)	(19.1)	(1)	(16.6)	(1)
Other items, net	1.4	—	(6.8)	—	(3.1)	—

Total income tax provision	$665.0	32%	$802.1	33%	$604.3	33%

In July 2003, the Company received notice from the Internal Revenue Service that the Joint Committee of Taxation of Congress had completed its review of a Federal income tax settlement agreed to by the Internal Revenue Service, primarily attributable to the amount of loss reserves deductible for tax purposes. As a result, the Company received an income tax refund of approximately $58 million during 2004, which was reflected as a tax recoverable as a component of the Company’s “Income Taxes” item on the balance sheet in 2003. In addition, the Company received $31.2 million, or $.09 per share, of interest in 2004.

APP.-A-13

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2005 and 2004, the components of the net deferred tax assets were as follows:

(millions)	2005	2004

Deferred tax assets:
Unearned premiums reserve	$299.5	$282.4
Non-deductible accruals	129.0	100.7
Loss reserves	128.8	123.4
Write-downs on securities	16.4	12.7
Other	4.6	2.2
Deferred tax liabilities:
Deferred acquisition costs	(155.7)	(151.3)
Net unrealized gains on securities	(210.0)	(234.3)
Hedges on forecasted transactions	(4.6)	(5.3)
Depreciable assets	(52.0)	(35.4)
Other	(19.1)	(14.9)

Net deferred tax assets	136.9	80.2
Net income taxes (payable) recoverable	1.4	(106.2)

Income taxes	$138.3	$(26.0)

4) DEBT
Debt at December 31 consisted of:

	2005		2004
		Market		Market
(millions)	Cost	Value	Cost	Value

7.30% Notes due 2006 (issued: $100.0, May 1996)	$100.0	$101.0	$99.9	$105.2
6.375% Senior Notes due 2012 (issued: $350.0, December 2001)	348.0	372.7	347.7	384.6
7% Notes due 2013 (issued: $150.0, October 1993)	149.0	166.6	148.9	171.1
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	294.2	331.5	294.1	324.2
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	393.7	424.1	393.7	417.0

	$1,284.9	$1,395.9	$1,284.3	$1,402.1

Debt includes amounts the Company has borrowed and contributed to the capital of its insurance subsidiaries or borrowed for other long-term purposes. Market values are obtained from publicly quoted sources. Interest on all debt is payable semiannually and all principal is due at maturity. There are no restrictive financial covenants or credit rating triggers.
     The 6.375% Senior Notes, the 6 5/8% Senior Notes and the 6.25% Senior Notes (collectively, “Senior Notes”) may be redeemed in whole or in part at any time, at the option of the Company, subject to a “make whole” provision. All other debt is noncallable.
     Prior to issuance of the Senior Notes, the Company entered into forecasted debt issuance hedges against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed. The Company recognized, as part of accumulated other comprehensive income, unrealized gains (losses) of $18.4 million, $(4.2) million and $5.1 million associated with the 6.375% Senior Notes, the 6 5/8% Senior Notes and the 6.25% Senior Notes, respectively. The gains (losses) on these hedges are recognized as adjustments to interest expense and are amortized over the life of the related debt issuances.
     In December 2005, the Company entered into an uncommitted line of credit with National City Bank in the principal amount of $125 million, replacing a prior credit facility with National City Bank for $100 million, which had the same material terms. Interest on amounts borrowed accrues at a rate related to the London interbank offered rate (LIBOR). No commitment fees are required to be paid. There are no rating triggers under this line of credit. The Company had no borrowings under these arrangements at December 31, 2005 or 2004.
     In January 2004, the Company entered into a revolving credit arrangement with National City Bank. Under this agreement, the Company had the right to borrow up to $10.0 million. By selecting from available credit options, the Company could elect to pay interest at the prime rate or rates related to LIBOR. A commitment fee was payable on any unused portion of the committed amount at the rate of .125% per annum. The Company had no borrowings under this arrangement at December 31, 2004. In January 2005,

APP.-A-14

the Company elected to allow this revolving credit arrangement to expire at its contractual termination date, due to the fact that the Company maintains the uncommitted line of credit with National City Bank, as discussed above.
     Aggregate principal payments on debt outstanding at December 31, 2005, are $100.0 million for 2006, $0 for 2007, 2008, 2009 and 2010 and $1.2 billion thereafter.
5) LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
Activity in the loss and loss adjustment expense reserves, prepared in accordance with GAAP, is summarized as follows:

(millions)	2005	2004	2003

Balance at January 1	$5,285.6	$4,576.3	$3,813.0
Less reinsurance recoverables on unpaid losses	337.1	229.9	180.9

Net balance at January 1	4,948.5	4,346.4	3,632.1

Incurred related to:
Current year	9,720.7	8,664.1	7,696.5
Prior years	(355.9)	(109.1)	(56.1)

Total incurred	9,364.8	8,555.0	7,640.4

Paid related to:
Current year	6,644.7	5,719.2	5,065.4
Prior years	2,355.5	2,233.7	1,860.7

Total paid	9,000.2	7,952.9	6,926.1

Net balance at December 31	5,313.1	4,948.5	4,346.4
Plus reinsurance recoverables on unpaid losses	347.2	337.1	229.9

Balance at December 31	$5,660.3	$5,285.6	$4,576.3

The Company’s objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while sustaining minimal variation from the date that the reserves are initially established until losses are fully developed. The Company’s reserves developed favorably in 2005, 2004 and 2003. Total development consists of net changes made by the Company’s actuarial department to both current and prior accident year reserves, based on regularly scheduled reviews, claims settling for more or less than reserved, emergence of unrecorded claims at rates different than reserved and changes in reserve estimates by claim representatives. The continued recognition of more modest increases in loss severity for prior accident years, than had been previously estimated, contributed to the Company’s favorable prior year reserve development in both 2005 and 2004. In addition to favorable claims settlement during 2003, the Company benefited from a change in its estimate of the Company’s future operating losses due to business assigned from the New York Automobile Insurance Plan.
     Because the Company is primarily an insurer of motor vehicles, it has limited exposure to environmental, asbestos and general liability claims. The Company has established reserves for such exposures, in amounts which it believes to be adequate based on information currently known. These claims will not have a material effect on the Company’s liquidity, financial condition, cash flows or results of operations.
     The Company writes personal and commercial auto insurance in the coastal states, which could be exposed to hurricanes or other natural catastrophes. Although the occurrence of a major catastrophe could have a significant effect on the Company’s monthly or quarterly results, the Company believes, based on historical performance, such an event would not be so material as to disrupt the overall normal operations of the Company. The Company is unable to predict the frequency or severity of any such events that may occur in the near term or thereafter.
6) REINSURANCE
Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.
     The Company’s ceded premiums are primarily attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures/Plans (CAIP) and premiums ceded to state-provided reinsurance facilities, for which the Company retains no loss indemnity risk.

APP.-A-15

The effect of reinsurance on premiums written and earned for the years ended December 31 was as follows:

	2005		2004		2003
(millions)	Written	Earned	Written	Earned	Written	Earned

Direct premiums	$14,293.4	$14,066.2	$13,694.1	$13,480.8	$12,187.9	$11,597.5
Ceded	(285.8)	(301.8)	(316.0)	(310.9)	(274.5)	(256.5)

Net premiums	$14,007.6	$13,764.4	$13,378.1	$13,169.9	$11,913.4	$11,341.0

At December 31, 2005, 53% of the “prepaid reinsurance premiums” were comprised of CAIP, compared to 58% at December 31, 2004. As of December 31, 2005 and 2004, approximately 45% of the “reinsurance recoverables” were comprised of CAIP. Reinsurance related to state-mandated and non-auto programs comprised the remainder of the “prepaid reinsurance premiums” and “reinsurance recoverables.”
      Losses and loss adjustment expenses are net of reinsurance ceded of $197.9 million in 2005, $271.9 million in 2004 and $185.8 million in 2003.
7) STATUTORY FINANCIAL INFORMATION
At December 31, 2005, $505.7 million of consolidated statutory policyholders’ surplus represents net admitted assets of the Company’s insurance subsidiaries and affiliate that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.
     During 2005, the insurance subsidiaries paid aggregate cash dividends of $1,614.7 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $1,092.1 million in 2006 without prior approval from regulatory authorities, provided the dividend payments are not within 12 months of previous dividends paid by the applicable subsidiary.
     Consolidated statutory policyholders’ surplus was $4,663.3 million and $4,671.8 million at December 31, 2005 and 2004, respectively. Statutory net income was $1,386.6 million, $1,659.4 million and $1,260.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.
8) EMPLOYEE BENEFIT PLANS
Retirement Plans The Company has a two-tiered Retirement Security Program. The first tier is a defined contribution pension plan covering all employees who meet requirements as to age and length of service. Contributions vary from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service. Company contributions were $19.5 million in 2005, $17.2 million in 2004 and $15.4 million in 2003.
     The second tier is a long-term savings plan under which the Company matches, up to a maximum of 3% of the employee’s eligible compensation, amounts contributed to the plan by an employee. Company matching contributions are not restricted and may be invested by a participant in any of the investment funds available under the plan. Company matching contributions were $26.8 million in 2005, $23.4 million in 2004 and $19.9 million in 2003.
Postemployment Benefits The Company provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation, and, if elected, continuation of health-care benefits. The Company’s liability was $21.0 million at December 31, 2005, compared to $15.5 million in 2004.
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

APP.-A-16

Incentive Compensation Plans The Company’s incentive compensation includes both cash and stock-based plans. The cash incentive compensation includes a cash bonus program for a limited number of senior executives and gainsharing programs for other employees; the bases of these programs are similar in nature. The other stock-based incentive compensation includes time-based and performance-based restricted stock awards granted to key members of management and the non-employee directors. Prior to 2003, the Company granted non-qualified stock options as stock-based incentive compensation (see below). The amounts charged to income for the incentive compensation plans for the years ended December 31 were:

(millions)	2005	2004	2003

Cash	$235.9	$260.7	$233.5
Stock-based (restricted stock awards)	33.7	23.8	11.0
The Company’s 2003 Incentive Plan, which provides for the granting of stock-based awards, including restricted stock awards, to key employees of the Company, has 5.0 million shares authorized. The Company’s 1995 Incentive Plan and 1989 Incentive Plan have expired; however, awards made under those plans prior to the plan’s expiration are still in effect.
     Beginning in 2003, the Company began issuing restricted stock awards in lieu of stock options. The restricted stock awards are issued as either time-based or performance-based awards. The time-based awards vest in equal installments upon the lapse of a period of time, typically over three, four and five year periods. The vesting period must be a minimum of six months and one day. The performance-based awards vest upon the achievement of predetermined performance criteria. The restricted stock awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant. For restricted stock awards granted in 2003 and 2004, which were deferred pursuant to the Company’s deferred compensation plan (see below), the Company records expense on a pro rata basis based on the current market value of Common Shares at the end of the reporting period.
     Prior to 2003, the Company issued nonqualified stock options, which were granted for periods up to ten years, become exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All options granted had an exercise price equal to the market value of the Common Shares on the date of grant and, under the then applicable accounting guidance, no compensation expense was recorded. Beginning in January 2006, the Company will expense the remaining unvested stock option awards under the current accounting guidance (see Note 1—Reporting and Accounting Policies for further discussion). All option exercises are settled in Common Shares.
A summary of all employee restricted stock activity during the years ended December 31 follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
Restricted Shares	Shares	Grant Price	Shares	Grant Price	Shares	Grant Price

Beginning of year	915,841	$75.57	549,648	$65.81	—	—
Add (deduct):
Granted	485,696	90.48	492,416	84.16	553,290	$65.81
Vested	(682)	73.79	(99,868)	65.55	(655)	65.55
Cancelled	(40,108)	77.48	(26,355)	70.60	(2,987)	65.55

End of year	1,360,747	$80.83	915,841	$75.57	549,648	$65.81

APP.-A-17

A summary of all employee stock option activity during the years ended December 31 follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
Options Outstanding	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Beginning of year	6,589,501	$32.04	8,725,037	$30.43	11,947,271	$27.44
Add (deduct):
Exercised	(1,645,316)	26.67	(2,025,156)	24.94	(2,826,420)	17.47
Cancelled	(38,816)	43.29	(110,380)	35.42	(395,814)	32.66

End of year	4,905,369	$33.76	6,589,501	$32.04	8,725,037	$30.43

Exercisable, end of year	3,847,314	$31.28	3,926,214	$30.02	3,749,453	$25.49

Available, end of year[1]	3,816,454		11,443,867		11,825,903

     1Represents shares available under the 2003 Incentive Plan, after the granting of restricted stock awards; the 1995 Incentive Plan expired in February 2005, and the remaining 7,141,717 shares thereunder are no longer available for future issuance.

The following employee stock options were outstanding or exercisable as of December 31, 2005:

		Options Outstanding		Options Exercisable

		Weighted Average	Weighted		Weighted
Range of	Number of	Remaining	Average	Number of	Average
Exercise Prices	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

$15 < 30	1,747,272	3.24 years	$20.34	1,746,144	$20.33
30 < 40	1,306,542	4.95 years	30.74	845,854	30.77
40 < 50	890,340	2.61 years	44.60	876,830	44.58
50 < 60	961,215	5.99 years	52.21	378,486	52.16

$15 < 60	4,905,369			3,847,314

In addition to the employee incentive plans disclosed above, the Company registered 350,000 Common Shares for issuance under the 2003 Directors Equity Incentive Plan, which provides for the granting of equity-based incentive awards to non-employee directors of the Company, and 600,000 Common Shares under the 1998 Directors’ Stock Option Plan. During 2005, 2004 and 2003, the Company granted 12,561, 12,242 and 16,102, respectively, shares of time-based restricted stock awards under the 2003 Directors Equity Incentive Plan; these awards vest within one year from the date of grant. As of December 31, 2005, 2004 and 2003, the directors stock options outstanding and exercisable were 218,277 shares, 242,277 shares and 311,061 shares, respectively. These awards have the same exercise and contract terms as the employee stock option awards.
     The Company elected to account for terminations when they occur rather than include an attrition factor into its model.
Deferred Compensation The Company maintains The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan), that permits eligible executives to defer receipt of some or all of their annual bonuses or all of their annual restricted stock awards. Deferred cash compensation is deemed invested in one or more investment funds, including Common Shares of the Company, offered under the Deferral Plan. All distributions from the Deferral Plan pursuant to deferred cash compensation will be paid in cash. Prior to February 2004, distributions representing cash amounts deemed invested in Common Shares were made in-kind.
     For all restricted stock awards granted on or after March 17, 2005, and deferred pursuant to the Deferral Plan, the deferred amounts will be deemed invested in Common Shares and ineligible for transfer to other investment funds in the Deferral Plan; all distributions will be made in-kind. For all awards granted prior to March 17, 2005, the deferred amounts are eligible to be transferred to all funds in the Deferral Plan; distributions of these deferred awards will be made in cash.
     The Company reserved 900,000 Common Shares for issuance under the Deferral Plan. Included in the Company’s balance sheets is an irrevocable grantor trust established to provide a source of funds to assist the Company in meeting its liabilities under the Deferral Plan. At December 31, 2005 and 2004, the trust held assets of $75.4 million and $59.3 million, respectively, of which $17.2 million and $12.4 million were held in the Company’s Common Shares, to cover its liabilities.

APP.-A-18

9) SEGMENT INFORMATION
The Company writes personal automobile and other specialty property-casualty insurance and provides related services throughout the United States. The Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles. The Personal Lines segment includes both the Drive and Direct channels. The Drive channel includes business written by the Company’s network of more than 30,000 independent insurance agencies and strategic alliance business relationships (other insurance companies, financial institutions, employers and national brokerage agencies). The Direct channel includes business written through 1-800-PROGRESSIVE and online at progressivedirect.com.
     The Company’s Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses and is primarily distributed through the independent agency channel.
     The Company’s other-indemnity businesses primarily include writing professional liability insurance for community banks and managing the Company’s run-off businesses.
     The Company’s service businesses include providing insurance-related services, primarily processing CAIP business.
     All revenues are generated from external customers and the Company does not have a reliance on any major customer.
     The Company evaluates segment profitability based on pretax underwriting profit (loss) for the Personal Lines, Commercial Auto and other-indemnity businesses and pretax profit (loss) for the service businesses. Underwriting profit (loss) is calculated as net premiums earned less loss and loss adjustment expenses, policy acquisition costs and other underwriting expenses. Service business profit (loss) is the difference between service business revenues and service business expenses. Expense allocations are based on certain assumptions and estimates related to revenue; stated segment operating results would change if different methods were applied. The Company does not allocate assets or income taxes to operating segments. In addition, the Company does not separately identify depreciation and amortization expense by segment and such disclosure would be impractical. Companywide depreciation expense was $92.4 million in 2005, $99.4 million in 2004 and $89.3 million in 2003. The accounting policies of the operating segments are the same as those described in Note 1—Reporting and Accounting Policies.
Following are the operating results for the years ended December 31:

	2005		2004		2003
		Pretax		Pretax		Pretax
(millions)	Revenues	Profit (Loss)	Revenues	Profit (Loss)	Revenues	Profit (Loss)

Personal Lines
Drive	$7,993.1	$857.6	$7,893.7	$1,108.2	$6,948.0	$836.0
Direct	4,076.2	475.7	3,718.2	525.6	3,103.0	383.0

Total Personal Lines[1]	12,069.3	1,333.3	11,611.9	1,633.8	10,051.0	1,219.0

Commercial Auto	1,667.8	298.0	1,524.1	321.4	1,226.7	214.2
Other—indemnity	27.3	7.9	33.9	3.1	63.3	8.2

Total underwriting operations	13,764.4	1,639.2	13,169.9	1,958.3	11,341.0	1,441.4

Service businesses	40.2	15.6	48.5	23.5	41.8	16.1
Investments[2]	498.8	486.7	563.7	549.8	478.0	466.5
Interest expense	—	(82.6)	—	(80.8)	—	(95.5)
Other income[3]	—	—	—	—	31.2	31.2

	$14,303.4	$2,058.9	$13,782.1	$2,450.8	$11,892.0	$1,859.7

[1]	Personal automobile insurance accounted for 92% of the total Personal Lines segment net premiums earned in 2005 and 93% in both 2004 and 2003; recreational vehicles accounted for the balance of the Personal Lines net premiums earned.

[2]	Revenues represent recurring investment income and net realized gains (losses) on securities; pretax profit is net of investment expenses.

[3]	Represents interest income related to an income tax refund the Company received in 2004. See Note 3—Income Taxes for further discussion.

APP.-A-19

The Company’s management uses underwriting margin and combined ratio as primary measures of underwriting profitability. The underwriting margin is the pretax underwriting profit (loss) expressed as a percent of net premiums earned (i.e., revenues). Combined ratio is the complement of the underwriting margin. Following are the underwriting margins/combined ratios for the Company’s underwriting operations for the years ended December 31:

	2005		2004		2003
	Underwriting	Combined	Underwriting	Combined	Underwriting	Combined
	Margin	Ratio	Margin	Ratio	Margin	Ratio

Personal Lines
Drive	10.7%	89.3	14.0%	86.0	12.0%	88.0
Direct	11.7	88.3	14.1	85.9	12.3	87.7
Total Personal Lines	11.0	89.0	14.1	85.9	12.1	87.9
Commercial Auto	17.9	82.1	21.1	78.9	17.5	82.5
Other—indemnity[1]	NM	NM	NM	NM	NM	NM
Total underwriting operations	11.9	88.1	14.9	85.1	12.7	87.3

[1]Underwriting margins/combined ratios are not meaningful (NM) for the Company’s other-indemnity businesses due to the insignificant amount of premiums earned by such businesses.
10) OTHER COMPREHENSIVE INCOME
The components of other comprehensive income for the years ended December 31 were as follows:

		2005			2004			2003
		Tax			Tax			Tax
		(Provision)	After		(Provision)	After		(Provision)	After
(millions)	Pretax	Benefit	Tax	Pretax	Benefit	Tax	Pretax	Benefit	Tax

Unrealized gains (losses) arising during period:
Fixed maturities	$(138.7)	$48.6	$(90.1)	$(48.0)	$16.8	$(31.2)	$2.8	$(.9)	$1.9
Equity securities	135.8	(47.5)	88.3	241.4	(84.5)	156.9	431.6	(151.1)	280.5
Reclassification adjustment:[1]
Fixed maturities	(12.0)	4.2	(7.8)	(74.4)	26.0	(48.4)	(71.5)	25.0	(46.5)
Equity securities	(54.4)	19.0	(35.4)	(93.0)	32.6	(60.4)	30.6	(10.7)	19.9

Change in unrealized gains	(69.3)	24.3	(45.0)	26.0	(9.1)	16.9	393.5	(137.7)	255.8
Net unrealized gains on forecasted transactions[2]	(1.7)	.6	(1.1)	(1.5)	.5	(1.0)	(1.5)	.5	(1.0)
Foreign currency translation adjustment[3]	—	—	—	3.9	—	3.9	.9	—	.9

Other comprehensive income	$(71.0)	$24.9	$(46.1)	$28.4	$(8.6)	$19.8	$392.9	$(137.2)	$255.7

[1]	Represents adjustments for gains/losses realized in net income for securities held in the portfolio at December 31 of the preceding year.

[2]	Entered into for the purpose of managing interest rate risk associated with the Company’s debt issuances. See Note 4—Debt. The Company expects to reclassify $1.8 million into income within the next 12 months.

[3]	Foreign currency translation adjustments have no tax effect.

APP.-A-20

11) LITIGATION
The Company is named as a defendant in various lawsuits arising out of its insurance operations. All legal actions relating to claims made under insurance policies are considered by the Company in establishing its loss and loss adjustment expense reserves.
     In addition, the Company is named as defendant in a number of class action or individual lawsuits. Other insurance companies face many of these same issues. The lawsuits discussed below are in various stages of development. The Company plans to contest these suits vigorously, but may pursue settlement negotiations if appropriate in some cases. The outcomes of these cases are uncertain at this time. In accordance with GAAP, the Company is only permitted to establish loss reserves for lawsuits when it is probable that a loss has been incurred and the Company can reasonably estimate its potential exposure (referred to as a loss that is both “probable and estimable” in the discussion below). As to lawsuits that do not satisfy both parts of this GAAP standard, the Company has not established reserves at this time. However, in the event that any one or more of these cases results in a judgment against or settlement by the Company, the resulting liability could have a material effect on the Company’s financial condition, cash flows and results of operations.
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
     Following is a discussion of the Company’s potentially significant pending cases at December 31, 2005.
     There are five putative class action lawsuits challenging the Company’s use of certain automated database vendors or software to assist in the adjustment of bodily injury claims. Plaintiffs allege that these databases or software systematically undervalue the claims. The Company does not consider a loss from these cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.
     There is one putative class action lawsuit challenging the Company’s installment fee program. The Company has successfully defended similar cases in the past, including one case that was dismissed in 2005. The Company does not consider a loss from the currently pending case to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.
     There is one putative class action lawsuit challenging the Company’s practice of specifying aftermarket (non-original equipment manufacturer) replacement parts in the repair of insured or claimant vehicles. Plaintiffs in these cases generally allege that aftermarket parts are inferior to replacement parts manufactured by the vehicle’s original manufacturer and that the use of such parts fails to restore the damaged vehicle to its “pre-loss” condition, as required by their insurance policies. The Company does not consider a loss from this case to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.
     The Company is defending one putative class action lawsuit alleging that the Company’s rating practices at renewal are improper. The Company prevailed in a similar putative class action in December 2004. The Company does not consider a loss from this case to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.
     There is one certified class action lawsuit and eight putative class action lawsuits pending against the Company, alleging that the Company failed to adjust MRI bills to a Consumer Price Index in violation of a statute. The Company does not consider a loss from these cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.
     There is one putative class action lawsuit pending against the Company, alleging that the Company fails to notify its policyholders of the availability of uninsured/underinsured coverage at every renewal, modification, etc., as required by law. The Company does not consider a loss from this case to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.
     The Company is a party to an individual unfair competition claim in which the plaintiff claims that the Company violates the “make-whole” and “common-fund” doctrines. Specifically, it is alleged that the Company may obtain reimbursement of medical payments made on behalf of an insured only when the insured has been made whole by a third-party tortfeasor and that the Company further must deduct from the reimbursement amount a proportionate share of the insured’s legal fees for pursuing the third-party tortfeasor. The Company understands that there are a number of similar class actions against others in the insurance industry and that this case may be amended to be brought as a class action against the Company. The Company does not consider a loss from this case to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.
     There are three putative class action lawsuits pending against the Company in Florida, challenging the legality of the Company’s payment of preferred provider rates on personal injury protection (PIP) claims. The primary issue is whether the Company violated Florida law by paying PIP medical expense claims at preferred provider rates. The Company has been engaged in extensive settlement negotiations to resolve the claims raised in these cases and has established a loss reserve for these cases. Also, during 2004, the Company settled an individual bad faith lawsuit in Florida, which alleged similar issues; the settlement did not have a material effect on the Company’s financial condition, cash flows or results of operations.

APP.-A-21

There are two putative class action lawsuits and one individual action challenging the Company’s use of certain automated database vendors to assist in the evaluation of total loss claims. Plaintiffs allege that these databases systematically undervalue total loss claims to the detriment of insureds. The Company engaged in extensive settlement negotiations and reached a settlement on a nationwide basis. The settlement has received trial court approval. Accordingly, the Company has established a loss reserve for this resolution.
     In July 2005, the Company settled a state class action lawsuit alleging that the Company used non-conforming uninsured/underinsured motorist rejection forms. The settlement received trial court approval in October 2005, and a loss reserve has been established.
     There are eight class action lawsuits challenging certain aspects of the Company’s use of credit information and compliance with notice requirements under the federal Fair Credit Reporting Act. The Company had entered into a settlement agreement to resolve these cases, had received preliminary court approval of the settlement, and had established a reserve accordingly. In February 2005, the Company was advised that the court denied final approval of the proposed settlement, and the Company is in the process of negotiating a revised settlement. There also are six individual actions and an additional class action lawsuit against the Company that challenge the Company’s use of credit. The six individual actions are stayed pending the outcome of the class actions. The Company does not consider a loss from these cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time. During 2004, the Company settled a state-specific case concerning these issues within the reserve amount established for that case in prior years.
     The Company has prevailed in four putative class action lawsuits, in various Texas state courts, alleging that the Company is obligated to reimburse insureds, under their auto policies, for the inherent diminished value of their vehicles after they have been involved in an accident. Plaintiffs defined inherent diminished value as the difference between the market value of the insured automobile before an accident and the market value after proper repair. The Supreme Court of Texas has ruled that diminished value recovery is not available under the Texas automobile policy.
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
     During 2004, the Company settled two groups of individual cases related to the Company’s alternative commission programs, one in Alabama and one in Mississippi, within the reserve amount established in prior years for these groups of cases. These cases were filed by individuals who opted out of the nationwide class action settlement, which was completed in 2003, within the reserve amount that was established in the year prior to settlement.
     There was one national putative class action lawsuit, brought on behalf of medical providers, disputing the legality of the Company’s practice of paying first-party medical benefits pursuant to a preferred provider agreement. The class allegations were dismissed in January 2006, leaving only the named plaintiff’s individual claim pending. This individual claim has been settled for an immaterial amount.
12) COMMITMENTS AND CONTINGENCIES
The Company has certain noncancelable operating lease commitments and service contracts with terms greater than one year. The minimum commitments under these agreements at December 31, 2005, are as follows:

(millions)
	Operating	Service
Year	Lease	Contracts	Total

2006	$99.7	$54.6	$154.3
2007	83.4	38.6	122.0
2008	54.7	6.3	61.0
2009	34.4	1.3	35.7
2010	20.7	1.1	21.8
Thereafter	47.9	.1	48.0

APP.-A-22

     Some of the agreements have options to renew at the end of the contract periods. The expense incurred by the Company for the agreements disclosed above, as well as other operating leases that may be cancelable or have terms less than one year, was:

(millions)
	Operating	Service
Year	Leases	Contracts	Total
2005	$126.4	$98.3	$224.7
2004	116.0	89.4	205.4
2003	101.6	80.1	181.7
During 2005, the Company incurred $7.0 million of guaranty fund assessments, compared to $11.4 million in 2004 and $12.2 million in 2003. At December 31, 2005 and 2004, the Company had $10.8 million and $10.7 million, respectively, reserved for future assessments on current insolvencies. Management believes that any assessment in excess of its current reserves will not materially affect the Company’s financial condition, cash flows or results of operations.
     As of December 31, 2005, the Company had open investment funding commitments of $4.1 million; the Company had no uncollateralized lines or letters of credit as of December 31, 2005 or 2004.
13) FAIR VALUE OF FINANCIAL INSTRUMENTS
Information about specific valuation techniques and related fair value detail is provided in Note 1—Reporting and Accounting Policies, Note 2—Investments and Note 4—Debt. The cost and market value of the financial instruments as of December 31 are summarized as follows:

	2005		2004
		Market		Market
(millions)	Cost	Value	Cost	Value

Investments—Available-for-sale:
Fixed maturities	$10,260.7	$10,221.9	$8,972.6	$9,084.3
Preferred stocks	1,217.0	1,220.3	749.4	768.9
Common equities	1,423.4	2,058.9	1,314.0	1,851.9
Short-term investments	773.5	773.6	1,376.6	1,376.9
Debt	(1,284.9)	(1,395.9)	(1,284.3)	(1,402.1)
     The value of the Company’s investment portfolio is obtained through market level sources for 99.6% of the securities; the remaining securities are valued using private market valuation sources.
14) RELATED PARTY TRANSACTIONS
     The following table summarizes the Company’s repurchase of its Common Shares, $1.00 par value, from Peter B. Lewis, the Company’s Chairman of the Board, or through an entity owned and controlled, directly or indirectly, by Mr. Lewis, during the three-year period ended December 31, 2005. The Company did not make any repurchases from Mr. Lewis in 2005. The 2004 transaction was part of the Company’s “Dutch auction” tender offer and the price per share was the same price given to all shareholders who elected to participate in the tender offer. The 2003 purchases were made at the then current market price of the Company’s stock as quoted on the New York Stock Exchange and were part of the Company’s ongoing repurchase program.

	Number of	Price per
Date of Purchase	Shares	Share
October 2004	1,100,000	$88.00
September 2003	200,000	71.00
January 2003	400,000	52.23

APP.-A-23

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
{Management’s Report on Internal Control Over Financial Reporting}
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
     Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company’s evaluation under the framework in Internal Control—Integrated Framework, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2005. There were no material weaknesses identified during the internal control review process.
     During the fourth quarter of 2005, there were no changes in the Company’s internal control over financial reporting identified in the internal control review process that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
     Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on our financial statements.
     PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements in this Annual Report, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2005, which is included herein.
{CEO and CFO Certifications}
Glenn M. Renwick, President and Chief Executive Officer of The Progressive Corporation, and W. Thomas Forrester, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to the Company’s 2005 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mr. Renwick and Mr. Forrester have each certified that, to the best of his knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented. See Exhibits 31 and 32 to the Company’s Annual Report on Form 10-K for the complete Section 302 and 906 Certifications, respectively.
     In addition, Mr. Renwick submitted his annual certification to the New York Stock Exchange (NYSE) on May 13, 2005, stating that he was not aware of any violation by the Company of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual.

APP.-A-24

{Report of Independent Registered Public Accounting Firm}
To the Board of Directors and Shareholders of The Progressive Corporation:
We have completed integrated audits of The Progressive Corporation’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions based on our audits, are presented below.
Consolidated financial statements In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Internal control over financial reporting Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
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

Cleveland, Ohio
February 28, 2006

APP.A-25

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
{Management’s Discussion and Analysis of Financial Condition and Results of Operations}
The consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion of the consolidated financial condition and results of operations.

Overview The Progressive Corporation is a holding company that has insurance and non-insurance subsidiaries and one mutual insurance company affiliate, and does not have any revenue producing operations of its own. Our insurance companies provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through both the independent agency channel and the direct channel. Our Commercial Auto segment writes insurance for automobiles and trucks (e.g., pick-up or panel trucks) owned by small businesses primarily through the independent agency channel.
     The holding company receives cash through borrowings, equity sales, subsidiary dividends and other transactions, and may use the proceeds to contribute to the capital of our insurance subsidiaries in order to support premium growth, pay interest on or retire outstanding indebtedness, pay dividends and repurchase our Common Shares and for other business purposes. In 2005, the holding company received $1.5 billion of dividends from its subsidiaries, net of capital contributions. During 2005, we repurchased 5,197,686 of our Common Shares at an average purchase price of $92.89 per share for a total cost of $.5 billion and paid $23.7 million in shareholder dividends. We did not issue any debt or equity securities during 2005 and did not repay any debt securities. We paid $85.0 million in interest on our current outstanding debt in 2005. At year-end 2005, we had $2.2 billion of marketable securities in a non-insurance subsidiary that can be used to satisfy the holding company’s obligations.
     On a consolidated basis, net income was $1.4 billion in 2005. We generated positive operating cash flows of $2.0 billion, portions of which were used during the year to repurchase Common Shares and to construct a call center and a data center, as well as lease additional space to support our growing operations. We also opened six additional concierge-level claims service centers during the year, bringing the total number of such centers to 26. We are planning to open about 30 additional centers in 2006 with 18 currently under construction. These centers, which are designed to provide end-to-end resolution for auto physical damage losses, are expected to improve efficiency and customer convenience, increase accuracy, reduce rework, improve repair cycle time and provide greater brand distinction.
     Our insurance subsidiaries compete with approximately 290 insurance companies/groups with annual premiums greater than $5 million competing in the estimated $158.9 billion U.S. personal auto market. Progressive ranks third in this market with an estimated 7.7% market share in 2005. We are the number one writer of private passenger auto insurance through independent agencies and the number three writer in the direct channel. The top 15 insurance groups account for approximately 75% of the premiums written in the personal auto market. We estimate year-over-year net premiums written in the private passenger auto market increased about 1% for 2005. Despite the significant storm losses incurred during the year, the industry is still expected to show an underwriting profit of about 5%. (note: all industry information is based on actual 2004 results and estimates for 2005).
     For 2005, our Personal Lines business’s net premiums written grew 4%, policies in force grew 9% and underwriting profit was 11%. We incurred $327.6 million, or 2.4 combined ratio points, in storm-related losses, primarily from Hurricanes Katrina and Wilma.
     The private passenger auto market historically has been cyclical in nature. Underwriting margins have risen and fallen over a consistent pattern. If this pattern continues, the market may now be at the point in the current cycle where underwriting margins are likely to decline.
     In reviewing our results, as well as estimated industry results, through 2005, there are a few important observations that we would make. We believe that modestly increasing severity, notably in physical damage coverages, combined with anticipated price reductions, may likely reduce current operating margins. Prior period bodily injury severities, which have the highest sensitivity to carried reserves, have generally been overestimated resulting in favorable loss reserve development, which has the effect of reducing the reported calendar-year combined ratios for the year. In Progressive’s case, the overall favorable effect from the prior accident years’ loss development was 2.6 points for 2005. Showing the effect of prior year reserve development in current-period results can disguise the underlying accident year results and perhaps delay appropriate reactions. We have anticipated for some time that Progressive would slowly return to more normal operating margins by allowing expected increases in severity, and potentially frequency, to absorb the margin in excess of our target, rather than immediately price the margin away. We continue to believe this is the right way for us to address these market conditions.

APP.-A-26

History has been an influential teacher and, as we work through this phase of the cycle, many things are different. Compared to the past, our policy periods for personal auto are now shorter, providing greater flexibility to price correctly and our controls and analytic review of profitability by the various components of our book are more rigorous. We believe we have a clearer understanding of targeted outcomes for all our product offerings and their related underwriting segments. Loss costs and expense management are both considerably tighter and our technology and operational performance are considerably improved.
     We see 2006 as a year when accident-year results both for Progressive and the industry may begin producing smaller margins and trending toward more historical levels. Our expected results during 2006 will continue to be influenced by the market conditions and the actions of our competitors. As with any outlook there are unknowns. The level of price activity and the degree of severity and frequency change will be critical as we execute during this phase of the cycle.
     Our Commercial Auto business is the third largest carrier in the U.S. commercial auto insurance market, based on direct premiums written, with about 6% market share. Overall, this market grew an estimated 1% in 2005 with an underwriting profit of 5.6%. Net premiums written and policies in force in our Commercial Auto business both grew 11%. Our Commercial Auto business generated an underwriting profit of 17.9% for the year.
     During the year, we re-entered the New Jersey insurance market, the 7th largest private passenger auto market in the nation, after about a 20-year absence. We now offer both our private passenger and commercial auto products in the state.
     Progressive’s investment portfolio produced a fully taxable equivalent (FTE) total return of 4.0% for 2005. Short-term interest rates increased as the Federal Open Market Committee of the Federal Reserve Board raised the overnight Federal Funds Rate from 2.25% to 4.25% during 2005, while yields on ten-year maturity U.S. Treasury bonds changed slightly. The economy continued to expand at a solid pace, supporting growth in corporate profits and positive stock market returns. Yield differentials for non-U.S. Treasury securities compared to similar maturity U.S. Treasuries increased modestly from historically narrow levels early in the year. We maintained our asset allocation strategy of investing approximately 85% of our total portfolio in fixed-income securities and 15% in common equities. Both asset classes contributed to the overall result, with FTE total returns of 7.1% and 3.4% in the common stock and fixed-income portfolios, respectively, for 2005. During the year, the duration of the fixed-income portfolio shortened and then lengthened in response to interest rate volatility and we ended the year at 3.2 years, compared to 2.9 years at the end of 2004. The weighted average credit quality rating of the fixed-income portfolio ranged from AA to AA+ during the year. Cash flows from operations and positive investment returns provided modest portfolio growth. We continued to maintain our fixed-income portfolio strategy of investing in high-quality, shorter-duration securities in the current investment environment. Our common equity investment strategy remains an index replication approach using the Russell 1000 Index as the benchmark.
Financial Condition Holding Company For the three-year period ended December 31, 2005, The Progressive Corporation received $3.5 billion of dividends from its subsidiaries, net of cash capital contributions made to subsidiaries. The regulatory restrictions on subsidiary dividends are described in Note 7—Statutory Financial Information, to the financial statements.
     During the three-year period ended December 31, 2005, we repurchased 28,762,944 of our Common Shares at a total cost of $2.4 billion (average cost of $84.42 per share). During 2004, after evaluating our financial condition, business prospects and capital needs, the Board of Directors determined that we had a significant amount of capital on hand in excess of what was needed to support insurance operations, satisfy corporate obligations and prepare for various contingencies. In view of this situation and our policy to return capital to shareholders when appropriate, the Board determined that a tender offer for up to 17.1 million of our Common Shares would be a prudent use of excess capital. In connection with the tender offer, 16,919,674 Common Shares were repurchased at a total cost of $1.5 billion ($88 per share).
     Over the last three years, we have paid modest cash dividends to our shareholders in the aggregate amount of $68.7 million. In light of our capital position, we have challenged ourselves to align our capital policy with our business model, which is designed to produce profitable growth over reasonable periods and to support that growth from underwriting results. As a result, our Board of Directors has approved a plan to replace our current dividend policy in 2007 with an annual variable dividend, payable at or shortly after the close of each year. This annual dividend will be based on a target percentage of after-tax underwriting income, multiplied by a companywide performance factor. The target percentage will be determined by our Board of Directors on an annual basis and announced to shareholders and the public early in the year. The companywide performance factor can range from zero to two and will be determined by comparing our operating performance for the year to certain predetermined profitability and growth objectives approved by the Board. This dividend program will be consistent with the variable cash bonus program currently in place for our employees (referred to as our “Gainsharing Program”). By way of example, had the new dividend policy been in effect for 2005, using our 2005 after-tax underwriting income, a hypothetical 20% target and our actual 2005 Gainshare factor of 1.54, we would have paid a dividend of $1.66 per share, or $327.5 million, in the aggregate, for the year, compared to the $.12 per share, or $23.7 million in total, that we actually paid.

APP.-A-27

During the last three years, The Progressive Corporation repaid $206 million principal amount of debt securities and did not issue any new debt. During the second quarter 2006, $100 million of our 7.30% Notes will mature; we will use operating cash flows to fund this obligation. See Note 4—Debt for further discussion on our current outstanding debt. Progressive’s debt to total capital (debt plus equity) ratios at December 31, 2005 and 2004, were 17.4% and 19.9%, respectively.
Capital Resources and Liquidity    Progressive has substantial capital resources and we are unaware of any trends, events or circumstances not disclosed herein that are reasonably likely to affect our capital resources in a material way. We have the ability to issue $250 million of additional debt securities under a shelf registration statement filed with the Securities and Exchange Commission (SEC) in October 2002. In addition, during 2005, Progressive entered into an uncommitted line of credit with National City Bank in the principal amount of $125 million, replacing a prior credit facility for $100 million. We entered into the line of credit as part of a contingency plan to help maintain liquidity in the unlikely event that we experience conditions or circumstances that affect our ability to transfer or receive funds. We have not borrowed under these arrangements to date. Progressive’s financial policy is to maintain a debt to total capital ratio below 30%. At December 31, 2005, the debt to total capital ratio was 17.4%, which provides us with substantial borrowing capacity. Our existing debt covenants do not include any rating or credit triggers.
     Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. As an auto insurer, our claim liabilities, by their very nature, are short in duration. Approximately 50% of our outstanding reserves are paid within one year and less than 15% are still outstanding after three years. See Claims Payment Patterns, a supplemental disclosure provided in this Annual Report, for further discussion on the timing of claims payments. For the three years ended December 31, 2005, operations generated positive cash flows of $7.1 billion, and cash flows are expected to remain positive in both the short-term and reasonably foreseeable future. In addition, our investment portfolio is highly liquid and consists substantially of readily marketable, investment-grade securities. As of December 31, 2005, 85% of our portfolio was invested in fixed-income securities with a weighted average credit quality of AA and duration of 3.2 years. We believe that we have sufficient readily marketable securities to cover our claims payments without having a negative effect on our cash flows from operations.
     Progressive’s net premiums written-to-surplus ratio was 3.0 to 1 at December 31, 2005, compared to 2.9 at December 31, 2004 and 2.6 at December 31, 2003. We intend, over time, to increase operating leverage slowly through a higher rate of net premiums to surplus in our insurance subsidiaries where permitted by law. We believe that substituting operating leverage (higher premiums-to-surplus ratio) for financial leverage (lower debt to total capital ratio) reduces our risk profile. In the event of profitability problems, we could raise rates to slow growth, which would reduce the operating leverage, but would have little or no effect on our debt service obligations.
     Progressive seeks to deploy capital in a prudent manner and uses multiple data sources and modeling tools to estimate the frequency, severity and correlation of identified exposures, including, but not limited to, catastrophic losses and the business interruptions discussed below, to estimate our potential capital need. Based on this analysis, as well as the information reported above, we believe that we have sufficient capital resources, cash flows from operations and borrowing capacity to support our current and anticipated growth, scheduled debt payments, expected dividends and other capital requirements.
     Commitments and Contingencies    During 2005, we began construction of a data center in Colorado Springs, Colorado, at an estimated total cost of $65.9 million. Construction of this data center is expected to be completed in 2006 and the facility is scheduled to become operational in 2007. In addition, in June 2005, we completed the conversion of a building in Austin, Texas, into a call center at a total acquisition and development cost of $40.6 million. We are also pursuing the acquisition of additional land for future development to support corporate operations near our current corporate headquarters in Mayfield Village, Ohio, and in Colorado Springs, Colorado. All such projects are, or will be, funded through operating cash flows.
     We currently have in operation a total of 26 centers that provide concierge-level claims service, compared to 20 in 2004 and 19 in 2003. During 2004, we achieved the performance standards necessary to satisfy the expansion criteria established for our concierge claims strategy. As a result, we announced a significant expansion of this service and are currently researching, acquiring and constructing additional sites around the country. We expect to add about 30 sites in 2006 and currently have 18 under construction. The cost of these facilities, including the cost of land and building development, is estimated to average $5 to $7 million per center, depending on a number of variables, including the size and location of the center. The costs of these centers are, or will be, funded through operating cash flows.
     Between October 2004 and April 2005, Progressive and its various subsidiaries received formal inquiries from nine states relating to the states’ respective investigations into possible bid-rigging and other unlawful conduct by certain insurers, brokers or other industry participants. These nine formal inquiries include: a subpoena from the Connecticut Attorney General requesting interrogatory responses and documents relating to contingent commissions on all Connecticut business; a request from the North Carolina Department of Insurance seeking certification from entities licensed to sell insurance in North Carolina that those entities were not involved in bid rigging; and formal letter inquiries from the departments of insurance of Pennsylvania, Washington, Arizona, Michigan, Colorado, Ohio, and Hawaii, each of which requested information relating to agent and broker compensation arrangements that particular insurance subsidiaries have in each of the states in which those subsidiaries conduct business. In December 2005, we were

APP.-A-28

asked by the Connecticut Attorney General to update our response to include the 2005-time frame. Many companies in the insurance industry received such formal inquiries, and more inquiries may be received from other states in the future. We have been cooperating, and intend to continue to cooperate, fully with these investigations and have not been notified by any governmental or regulatory authority that we are the target of any such investigation.
     We understand that these investigations are focused, in part, on contingent commission arrangements between certain insurers and brokers. Producers (agents and brokers) are due a base commission of approximately 10% on business written on our behalf. This base commission is paid in full on a monthly basis. Prior to January 2005, Progressive’s insurance subsidiaries had contingent commission contracts with certain producers. While we believe that our previous contingent commission contracts complied with applicable laws, we made a business decision to offer contingent commission contracts only to independent agents, and not brokers, after January 1, 2005. Contingent commission contracts provide independent agents with the opportunity to earn additional commission based on annual production, if specified goals are met. These goals may include the volume of business placed by the independent agent with us, the profitability of such business, or other criteria. Any such payments to independent agents generally are made once per year.
     Our Personal Lines and Commercial Auto businesses market their products through approximately 34,000 independent agencies throughout the United States, including approximately 2,000 brokerage firms in California and New York. All commissions paid by our insurance subsidiaries are reported in the financial data filed with the insurance departments of the various states in which they operate.
     For 2005, we paid approximately $971 million in commissions to producers. Approximately $20 million, or 2% of the total commissions paid, was in the form of contingent commission payments to independent agents.
     We maintain insurance on our real property and other physical assets, including coverage for losses due to business interruptions caused by covered property damage. However, the insurance will not compensate us for losses that may occur due to disruptions in service as a result of a computer, data processing or telecommunications systems failure that is unrelated to covered property damage, nor will the insurance necessarily compensate us for all losses resulting from covered events. To help maintain functionality and reduce the risk of significant interruptions of our operations, we maintain back-up systems or facilities for certain of our principal systems and services. We may still be exposed, however, should these measures prove to be unsuccessful or inadequate against severe, multiple or prolonged service interruptions or against interruptions of systems where no back-up currently exists. In addition, we have established emergency management teams, which are responsible for responding to business disruptions and other risk events. The teams’ ability to respond successfully may be limited depending on the nature of the event, the completeness and effectiveness of our plans to maintain business continuity upon the occurrence of such an event, and other factors beyond our control.
OFF-BALANCE-SHEET ARRANGEMENTS Other than the items disclosed in Note 12—Commitments and Contingencies regarding open investment funding commitments of $4.1 million at December 31, 2005, and operating leases and service contracts (also disclosed in the table below), Progressive does not have any off-balance-sheet arrangements.
CONTRACTUAL OBLIGATIONS A summary of Progressive’s noncancelable contractual obligations as of December 31, 2005, follows:

		Payments due by period

		Less than			More than
(millions)	Total	1 year	1-3 years	3-5 years	5 years

Debt	$1,300.0	$100.0	$—	$—	$1,200.0
Interest payments on debt	1,374.7	81.3	155.4	155.4	982.6
Operating leases	340.8	99.7	138.1	55.1	47.9
Service contracts	102.0	54.6	44.9	2.4	.1
Loss and loss adjustment expense reserves	5,660.3	3,027.1	1,905.9	419.3	308.0

Total	$8,777.8	$3,362.7	$2,244.3	$632.2	$2,538.6

     Unlike many other forms of contractual obligations, loss and loss adjustment expense (LAE) reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates based on our recent payment patterns. To further understand our claims payments, see Claims Payment Patterns, a supplemental disclosure provided in this Annual Report. In addition, we annually publish a comprehensive Report on Loss Reserving Practices, which was filed with the SEC on a Form 8-K on June 28, 2005, that further discusses our claims payment development patterns.
     As discussed in the Capital Resources and Liquidity section above, we believe that we have sufficient borrowing capacity and other capital resources to satisfy these contractual obligations.

APP.-A-29

Results Of Operations
Underwriting Operations
GROWTH

	Growth over prior year

	2005	2004	2003

Direct premiums written	4%	12%	26%
Net premiums written	5%	12%	26%
Net premiums earned	5%	16%	28%
Policies in force	9%	11%	19%
     Progressive experienced slower growth in premiums written during 2005 as compared to the rates achieved in 2004 and 2003, reflecting “soft market conditions.” This personal auto market has generated underwriting profitability in the last three years. We continue to see increased competition as evidenced by rate cutting by competitors and other non-price actions, such as increased advertising, higher commission payments to producers and a relaxation of underwriting standards. We believe that we have positioned ourselves to respond to changing market conditions.
     To analyze growth, we review rate levels, new policies, and the retention characteristics of our books of business. During 2005 and 2004, we filed 187 and 124 auto rate revisions, respectively, in various states, resulting in an aggregate net decrease of approximately 1% in filed rates in both years. In 2003, filed rates increased about 4% on 87 auto rate revisions. These rate changes, coupled with shifts in the mix of business, contributed to a 4.3% decline in average earned premium per policy in 2005, compared to 1.7% in 2004 and an increase of 4.0% in 2003. We will continue to assess market conditions on a state-by-state basis, consider rate reductions in states where we will be able to maintain an attractive combination of profit and growth while still maintaining service quality, and seek selective rate increases where necessary to maintain rate adequacy.
     During 2005 and 2004, year-over-prior year new business applications in our Personal Lines business remained relatively flat while they increased in 2003. Solid increases in renewal business helped contribute to the increase in policies in force. In our Commercial Auto business, new applications increased modestly in 2005 and 2004; in 2003, Commercial Auto benefited from prior year competitor rate actions, which significantly increased new applications for the business.
     Another important element affecting growth is customer retention. We did not achieve the degree or speed of retention improvement over the last couple of years that we had originally expected, based on our internal analysis of several retention criteria. With a greater percentage of our premium coming from renewal business, increasing retention remains an area where we are continuing to focus our efforts.
     PROFITABILITY Profitability for our underwriting operations is defined by pretax underwriting profit, which is calculated as net premiums earned less loss and loss adjustment expenses, policy acquisition costs and other underwriting expenses. We also use underwriting profit margin, which is underwriting profit expressed as a percent of net premiums earned, to analyze our results. For the three years ended December 31, Progressive’s underwriting profitability measures were as follows:

	2005		2004		2003

	Underwriting Profit		Underwriting Profit		Underwriting Profit

(millions)	$	Margin	$	Margin	$	Margin

Personal Lines
Drive	$857.6	10.7%	$1,108.2	14.0%	$836.0	12.0%
Direct	475.7	11.7	525.6	14.1	383.0	12.3

Total Personal Lines	1,333.3	11.0	1,633.8	14.1	1,219.0	12.1
Commercial Auto	298.0	17.9	321.4	21.1	214.2	17.5
Other — indemnity[1]	7.9	NM	3.1	NM	8.2	NM

Total underwriting operations	$1,639.2	11.9%	$1,958.3	14.9%	$1,441.4	12.7%

[1]	Underwriting margins are not meaningful (NM) for our other-indemnity businesses due to the insignificant amount of premiums earned by such businesses.

APP.-A-30

Further underwriting results for Progressive’s Personal Lines business, including its channel components, the Commercial Auto business and other-indemnity businesses, as defined in Note 9—Segment Information, were as follows (detailed discussions below):

(millions)	2005	2004	2003

NET PREMIUMS WRITTEN
Personal Lines
Drive	$8,005.6	$7,933.6	$7,239.6
Direct	4,177.3	3,802.2	3,263.2

Total Personal Lines	12,182.9	11,735.8	10,502.8
Commercial Auto	1,801.2	1,616.6	1,357.7
Other—indemnity	23.5	25.7	52.9

Total underwriting operations	$14,007.6	$13,378.1	$11,913.4

NET PREMIUMS EARNED
Personal Lines
Drive	$7,993.1	$7,893.7	$6,948.0
Direct	4,076.2	3,718.2	3,103.0

Total Personal Lines	12,069.3	11,611.9	10,051.0
Commercial Auto	1,667.8	1,524.1	1,226.7
Other—indemnity	27.3	33.9	63.3

Total underwriting operations	$13,764.4	$13,169.9	$11,341.0

UNDERWRITING PERFORMANCE
Personal Lines—Drive
Loss & loss adjustment expense ratio	69.1	65.8	68.4
Underwriting expense ratio	20.2	20.2	19.6

Combined ratio	89.3	86.0	88.0

Personal Lines—Direct
Loss & loss adjustment expense ratio	68.4	65.5	67.4
Underwriting expense ratio	19.9	20.4	20.3

Combined ratio	88.3	85.9	87.7

Total Personal Lines
Loss & loss adjustment expense ratio	68.9	65.7	68.1
Underwriting expense ratio	20.1	20.2	19.8

Combined ratio	89.0	85.9	87.9

Commercial Auto
Loss & loss adjustment expense ratio	62.4	59.7	62.7
Underwriting expense ratio	19.7	19.2	19.8

Combined ratio	82.1	78.9	82.5

Total Underwriting Operations[1]
Loss & loss adjustment expense ratio	68.0	64.9	67.4
Underwriting expense ratio	20.1	20.2	19.9

Combined ratio	88.1	85.1	87.3

Accident year-Loss & loss adjustment expense ratio	70.6	65.7	67.9

POLICIES IN FORCE
(at December 31) (thousands)
Personal Lines
Drive—Auto	4,491	4,245	3,966
Direct—Auto	2,328	2,084	1,852
Special Lines[2]	2,675	2,351	1,990

Total Personal Lines	9,494	8,680	7,808

Commercial Auto	468	420	365

[1]	Combined ratios for the other-indemnity businesses are not presented separately due to the insignificant amount of premiums earned by such businesses. For the years ended December 31, 2005, 2004 and 2003, these businesses generated an underwriting profit of $7.9 million, $3.1 million and $8.2 million, respectively.

[2]	Includes insurance for motorcycles, recreational vehicles, mobile homes, watercraft, snowmobiles and similar items.

APP. -A-31

LOSSES AND LOSS ADJUSTMENT EXPENSES (LAE)

(millions)	2005	2004	2003

Change in loss and LAE reserves	$364.6	$602.1	$714.3
Paid losses and LAE	9,000.2	7,952.9	6,926.1

Total incurred losses and LAE	$9,364.8	$8,555.0	$7,640.4

Claims costs, our most significant expense, represent payments made, and estimated future payments to be made, to or on behalf of our policyholders, including expenses needed to adjust or settle claims. These costs include an estimate for costs related to assignments, based on current business, under state-mandated automobile insurance programs. Claims costs are influenced by loss severity and frequency and inflation, among other factors. Accordingly, anticipated changes in these factors are taken into account when we establish premium rates and loss reserves. Results would differ if different assumptions were made. See the Critical Accounting Policies for a discussion of the effect of changing estimates. A detailed discussion of Progressive’s loss reserving practices can be found in our Report on Loss Reserving Practices, which was released via Form 8-K filed on June 28, 2005.
     We saw frequency rates decline in 2005, but not to the extent we experienced in 2004. Our frequency patterns appear to be similar to what the rest of the industry experienced. We cannot predict the degree or direction of frequency change that we will experience in the future. We continue to analyze trends to distinguish changes in our experience from external factors versus those resulting from shifts in the mix of business.
     Severity estimates increased during 2005, at a rate less than previously used in setting reserves. Progressive’s increase in severity was slightly higher than that reported for the industry as a whole according to the Property Casualty Insurers Association of America. Bodily injury severity increased on a year-over-year basis, although we saw a slight decrease in the fourth quarter 2005. Compared to prior years, personal injury protection severity continued to increase throughout 2005, but at a slower rate than most of 2004 and 2003. The severity of property coverages was up modestly as compared with the prior year, even after adjusting for the numerous catastrophes in 2005. We plan to continue to be diligent about recognizing trend when setting rates and establishing loss reserves.
     The 2005 storm season contributed 2.4 points to our loss ratio, compared to .8 points and .5 points from catastrophes in 2004 and 2003, respectively.
     We monitor physical damage trend in evaluating our claims handling performance and capacity. Claims handling is our single largest cost. It is also one of our most visible consumer experiences and one that has continued to demonstrate steady and consistent improvement based on internal evaluations. We believe this is likely the single most important and sustained operational improvement of the last several years. We have noted that our claims quality improved in growth periods suggesting, we believe, claims quality is a function of system-wide process design and effective implementation.
     We reported the following loss reserve development for the years ended December 31:

(millions)	2005	2004	2003

ACTUARIAL ADJUSTMENTS
Favorable/(Unfavorable)
Prior accident years	$127.2	$40.5	$10.5
Current accident year	78.4	47.8	(17.8)

Calendar year actuarial adjustment	$205.6	$88.3	$(7.3)

PRIOR ACCIDENT YEARS DEVELOPMENT
Favorable/(Unfavorable)
Actuarial adjustment	$127.2	$40.5	$10.5
All other development	228.7	68.6	45.6

Total development	$355.9	$109.1	$56.1

Combined ratio effect	2.6 pts.	.8 pts.	.5 pts.

Total development consists both of actuarial adjustments and “all other development.” The actuarial adjustments represent the net changes made by our actuarial department to both current and prior accident year reserves based on regularly scheduled reviews. The “all other development” represents claims settling for more or less than reserved, emergence of unrecorded claims at rates different than reserved and changes in reserve estimates by claim representatives. The continued recognition of more modest increases in loss severity for prior accident years, than had been previously estimated, contributed to the favorable prior year reserve development in both 2005 and 2004.

APP.-A-32

The favorable development in 2003 was primarily due to favorable assigned risk development reflecting a change in our estimate of our future operating losses for assignments from the New York Automobile Insurance Plan for 2003. Starting in the second half of 2002, we began participating in the expanded take-out program as designed by the governing committee of the plan and have managed our writings to maximize our assigned risk credits. The realization of these changes, combined with a lower than expected overall plan size, has resulted in us receiving no assignments from the plan in 2005. The remaining development for 2003 was primarily attributable to the settlement of claims at amounts that differed from the established reserves.
     We continue to increase the intensity of our loss reserves analysis to improve accuracy and further enhance our understanding of our loss costs. We conduct extensive reviews on a monthly basis of different portions of our business to help ensure that we are meeting our objective of always having reserves that are adequate, with minimal variation.
     Because we are primarily an insurer of motor vehicles, our exposure as an insurer of environmental, asbestos and general liability claims is limited. We have established reserves for these exposures in amounts that we believe to be adequate based on information currently known. These exposures are not expected to have a material effect on our liquidity, financial condition, cash flows or results of operations.
UNDERWRITING EXPENSES Other underwriting expenses and policy acquisition costs as a percentage of premiums earned were fairly stable for the last three years. The increase in “other underwriting expenses,” as shown in the income statement, primarily reflects increases in salaries and other infrastructure costs consistent with premium growth, as well as an increase in our advertising expenditures. In 2004, our results include the cost of settling certain class action lawsuits (see Note 11 -Litigation). In accordance with GAAP, policy acquisition costs are amortized over the policy period in which the related premiums are earned (see Note 1 -Reporting and Accounting Policies).
     During 2005, we incurred $7.0 million of guaranty fund assessments, compared to $11.4 million in 2004 and $12.2 million in 2003. These expenses were spread across numerous states and were not attributable to any particular insolvency. We believe that any assessment for known insolvencies in excess of our current reserves will not materially affect our financial condition, cash flows or results of operations.
PERSONAL LINES

	Growth over prior year

	2005	2004	2003

Net premiums written	4%	12%	26%
Net premiums earned	4%	16%	27%
Policies in force	9%	11%	19%
Progressive’s Personal Lines business units write insurance for private passenger automobiles and recreational vehicles, and represented 87% of our total 2005 net premiums written and 88% for 2004 and 2003. The Personal Lines business is comprised of the Drive business and the Direct business.
THE DRIVE BUSINESS

	Growth over prior year

	2005	2004	2003

Net premiums written	1%	10%	24%
Net premiums earned	1%	14%	25%
Auto policies in force	6%	7%	17%
The Drive business includes business written by the more than 30,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. Compared to the prior year, new business applications for Drive auto decreased about 5% in 2005, reflecting soft market conditions. Premiums per application were lower on both new and renewal business. The rate of conversions (i.e., converting a quote to a sale) was relatively flat in 2005, on a slight increase in the number of quotes. In each of the Drive auto risk tiers, retention lengthened as compared to 2004. For 2004, new applications and conversions were relatively flat; both premiums per application and retention were down slightly during the year. The increase in 2003’s premiums reflected increases in new applications and rates, as well as strong renewals; quoting activity was up during the year, but the conversion rate was relatively flat. During 2003, we saw retention decrease slightly.

APP.-A-33

During 2005, we continued to build on the introduction of our new brand, “Drive® Insurance from Progressive.” In 2005, nearly two million unique visitors came to our new Web site, driveinsurance.com. We continued to enhance functionality of our agency-dedicated Web site, ForAgentsOnly.com, and improved our interface with agency management and comparative rating systems, making it even easier for independent agents to quote and sell our products. We also concluded extensive testing of localized marketing tactics that will allow us to offer a broad array of co-branded marketing tools to agents in 2006. Agent acceptance of the new brand is strong. Despite the continuation of our brand development efforts, our Drive expense ratio remained flat in 2005, as compared to the prior year.
THE DIRECT BUSINESS

	Growth over prior year

	2005	2004	2003

Net premiums written	10%	17%	29%
Net premiums earned	10%	20%	31%
Auto policies in force	12%	13%	20%
The Direct business includes business written directly by Progressive through 1-800-PROGRESSIVE or online at progressivedirect.com. We believe that continued growth in the Direct business is dependent on (among other factors) price and customer retention, the success of our advertising and other marketing efforts, and ease of doing business with us. Although retention decreased in most of the Direct auto tiers during 2005, as it did in 2004, the Direct business experienced an increase in new applications of about 8% in 2005, 6% in 2004 and 9% in 2003. Premiums per application were down slightly for both new and renewal business in 2005 and 2004, but up slightly in 2003, as compared to prior years. In addition, the number of overall quotes rose significantly in 2005; 2004 saw modest increases, while 2003 was relatively flat. We believe the effectiveness of the Progressive Direct advertising campaign contributed to the greater quoting activity. During 2003, competitors increased their advertising spending at a greater pace. The conversion rate was down slightly in 2005, but conversions were up slightly in 2004 and 2003. The use of the Internet, for complete or partial quoting, continues to grow and is the most significant source of new business activity in the Direct channel.
     The Direct business expense ratio was favorably affected by a higher percentage of renewal business, which incurs lower expenses. Advertising spend has increased each of the last three years. The Progressive Direct marketing efforts continue to emphasize the ease of doing business with Progressive and credible price comparisons provided to consumers. We are advertising on a national basis and supplement that coverage by local market media campaigns in over 100 designated marketing areas.
COMMERCIAL AUTO

	Growth over prior year

	2005	2004	2003

Net premiums written	11%	19%	35%
Net premiums earned	9%	24%	39%
Policies in force	11%	15%	26%
Progressive’s Commercial Auto business writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses, with the majority of our customers insuring three or fewer vehicles. In 2005, the Commercial Auto business represented 13% of our total net premiums written, compared to 12% in 2004 and 11% in 2003. Although Commercial Auto differs from Personal Lines auto in its customer base and products written, both businesses require the same fundamental skills, including disciplined underwriting and pricing, as well as excellent claims service. Our Commercial Auto business is primarily distributed through the independent agency channel and ranked third in market share on a national basis based on 2004 direct premiums written data reported by A.M. Best Company Inc. We estimate that it retained that position for 2005.
     We experienced solid growth in Commercial Auto business in 2005 and 2004 and exceptional growth in 2003, when we were still benefiting from competitors actions taken in 2002 to raise rates and restrict the business they wrote. We currently write Commercial Auto insurance in 47 states, compared to 45 states in 2004 and 42 states in 2003. We plan on entering one, possibly two, new states in 2006. Commercial Auto net premiums written were generated either in the specialty commercial auto market or the light and local commercial auto market, each accounting for approximately half of the total Commercial Auto business. The specialty commercial auto market includes dump trucks, logging trucks and other short-haul commercial vehicles. The light and local commercial auto market includes autos, vans and pick-up trucks used by artisans, such as contractors, landscapers and plumbers, and a variety of other small businesses. There are many similarities between Progressive’s Commercial Auto and Personal Lines auto businesses; however, since the Commercial Auto policies have higher limits (up to $1 million) than Personal Lines auto, we analyze the limit differences in this product more closely.

APP.-A-34

New business applications increased approximately 3% in 2005 and 5% in 2004 and were very strong in 2003. Premiums per application increased in 2005, as compared to 2004, partially reflecting Commercial Auto’s shift from 6-month to 12-month policies, which has a favorable effect on premiums per application; this shift started at the end of the first quarter 2004 and was substantially completed in the second quarter 2005. During the three-year period, Commercial Auto experienced a slight lengthening in retention each year, as compared to the prior year.
     Commercial Auto is marketed under the Drive Insurance from Progressive brand for the business written through the independent insurance agency channel and under Progressive Commercial for its direct business. As a result, Commercial Auto is allocated a portion of the expenses associated with our branding efforts.
OTHER-INDEMNITY Progressive’s other-indemnity businesses, which represent less than 1% of our net premiums earned, primarily include writing professional liability insurance for community banks and our run-off businesses. The underwriting profit (loss) in these businesses may fluctuate due to the uncertain nature of these products, which may include actuarial adjustments, other reserve development and other costs associated with the run-off businesses.
SERVICE BUSINESSES Our service businesses include providing insurance-related services. Our principal service business is providing policy issuance and claims adjusting services for the Commercial Auto Insurance Procedures/Plans (CAIP), which are state-supervised plans serving the involuntary markets, in 25 states. We currently process over 47% of the premiums in the CAIP market, compared to 49% in 2004 and 2003, reflecting the re-entry of a servicing carrier into the New Jersey CAIP market late in 2004. We compete with two other providers nationwide for this CAIP business. As a service provider, we collect fee revenue that is earned on a pro rata basis over the term of the related policies. We cede 100% of the premiums and losses to the plans. Reimbursements to us from the CAIP plans are required by state laws and regulations. Material violations of contractual service standards can result in ceding restrictions for the affected business. We have maintained, and plan to continue to maintain, compliance with these standards. Any changes in our participation as a CAIP service provider would not materially affect our financial condition, results of operations or cash flows. The service businesses represent less than 1% of our 2005, 2004 and 2003 revenues.
LITIGATION Progressive is named as a defendant in a number of putative class action or other lawsuits, such as those alleging damages as a result of our use of after-market parts; total loss evaluation methodology; use of credit in underwriting and related requirements under the federal Fair Credit Reporting Act; installment fee programs; using preferred provider rates for payment of personal injury protection claims or for paying first party medical benefits; use of third-party vendors or software to analyze the propriety of payment of medical bills; rating practices at renewal; the utilization, content, or appearance of uninsured/underinsured motorist rejection forms; and cases challenging other aspects of our claims, marketing practices or business operations. Other insurance companies face many of these same issues. During 2005, we settled nationwide claims challenging our use of certain automated database vendors to assist in the evaluation of total loss claims and a state class action challenging our uninsured/underinsured motorist rejection form. In 2004, we settled a number of individual actions concerning alternative agent commission programs, a national and several state wage and hour class action cases, and a claim brought by Florida medical providers challenging preferred provider payment reductions. During 2003, we settled a nationwide class action challenging the practice of taking betterment on first party personal automobile claims. See Note 11—Litigation for a more detailed discussion.
INCOME TAXES Income taxes include both a current liability and a net deferred tax asset. A deferred tax asset is a tax benefit which will be realized in a future tax return. Our income taxes shifted to a net asset position at December 31, 2005, primarily reflecting estimated payments in excess of our actual current liability due to lower fourth quarter 2005 income and an increase in our net deferred tax asset.
     In 2004, Progressive received a tax refund of $58 million and related interest income earned of $31.2 million. We recognized the $31.2 million of interest income earned in 2003 (reflected as “other income” on the income statement), after the Joint Committee of Taxation of Congress completed its review of a Federal income tax settlement agreed to by the Internal Revenue Service (IRS) and Progressive, which was primarily attributable to the amount of loss reserves deductible for tax purposes.
Investments PORTFOLIO ALLOCATION Progressive’s investment strategy targets an 85%:15% allocation between fixed-income securities and common equities. This strategy is based on our need to maintain capital adequate to support our insurance operations, which includes the short-tail nature of our reserves. Investments in our portfolio have varying degrees of risk. We evaluate the risk/reward tradeoffs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity, and the potential return of the investment portfolio. The composition of the investment portfolio at year-end was:

APP.-A-35

		Gross	Gross		%of
		Unrealized	Unrealized	Market	Total	Duration
(millions)	Cost	Gains	Losses	Value	Portfolio	(years)	Rating[1]

2005
Fixed maturities	$10,260.7	$64.8	$(103.6)	$10,221.9	71.6%	3.5	AA+
Preferred stocks	1,217.0	17.0	(13.7)	1,220.3	8.6	2.0	A-
Short-term investments:
Auction rate municipal obligations	280.2	—	—	280.2	2.0	<1	AAA-
Auction rate preferred stocks	105.0	.2	(.1)	105.1	.7	<1	A-
Other short-term investments[2]	388.3	—	—	388.3	2.7	<1	AA+

Total short-term investments	773.5	.2	(.1)	773.6	5.4	<1	AA+

Total fixed income	12,251.2	82.0	(117.4)	12,215.8	85.6	3.2	AA
Common equities	1,423.4	650.3	(14.8)	2,058.9	14.4	na	na

Total portfolio[3,4]	$13,674.6	$732.3	$(132.2)	$14,274.7	100.0%	3.2	AA

2004
Fixed maturities	$8,972.6	$152.6	$(40.9)	$9,084.3	69.4%	3.4	AA
Preferred stocks	749.4	24.5	(5.0)	768.9	5.9	2.8	A-
Short-term investments:
Auction rate municipal obligations	262.4	—	—	262.4	2.0	<1	AA+
Auction rate preferred stocks	240.9	.3	—	241.2	1.8	<1	A+
Other short-term investments[2]	873.3	—	—	873.3	6.7	<1	AA+

Total short-term investments	1,376.6	.3	—	1,376.9	10.5	<1	AA

Total fixed income	11,098.6	177.4	(45.9)	11,230.1	85.8	2.9	AA
Common equities	1,314.0	541.8	(3.9)	1,851.9	14.2	na	na

Total portfolio[3,4]	$12,412.6	$719.2	$(49.8)	$13,082.0	100.0%	2.9	AA

na = not applicable

[1]	Credit quality ratings are assigned by nationally recognized securities rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on market value and assign a numeric score to each credit rating based on a scale from 0-5.

[2]	Other short-term investments include Eurodollar deposits, commercial paper and other investments, which are expected to mature within one year.

[3]	Includes net unsettled security acquisitions of $158.5 million and $31.9 million at December 31, 2005 and 2004, respectively.

[4]	December 31, 2005 and 2004 totals include $2.2 billion and $1.2 billion, respectively, of securities in the portfolio of a consolidated, non-insurance subsidiary of the holding company; the increase primarily reflects dividends paid by our insurance subsidiaries, net of capital contributed to such subsidiaries.
As of December 31, 2005, Progressive’s portfolio had $600.1 million in net unrealized gains, compared to $669.4 million at year-end 2004. The decrease in net unrealized gains was primarily the result of rising interest rates during 2005, which negatively affected our fixed-income portfolio. Solid returns in the equity-indexed common stock portfolio partially offset the decrease in the fixed-income portfolio.
FIXED-INCOME SECURITIES The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments and preferred stocks. The fixed-maturity securities and short-term securities, as reported on the balance sheets, were comprised of the following:

(millions)	December 31, 2005		December 31, 2004

Investment-grade fixed maturities:[1]
Short/intermediate term	$10,709.7	97.4%	$10,297.7	98.4%
Long term	17.6	.2	96.7	.9
Non-investment-grade fixed maturities[2]	268.2	2.4	66.8	.7

Total	$10,995.5	100.0%	$10,461.2	100.0%

[1]	Long term includes securities with expected liquidation dates of 10 years or greater. Asset-backed securities are reported at their weighted average maturity based upon their projected cash flows. All other securities that do not have a single expected maturity date are reported at average maturity. See Note 2—Investments.

[2]	Non-investment-grade fixed-maturity securities are non-rated or have a quality rating of an equivalent BB+ or lower, classified by the lowest rating from a nationally recognized rating agency. The increase primarily reflects securities downgraded during 2005.

APP.-A-36

Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

(millions)	Market	% of Asset-	Duration
	Value	Backed Securities	(years)	Rating

2005
Collateralized mortgage obligations	$392.5	16.5%	2.1	AAA

Commercial mortgage-backed obligations	462.4	19.5	3.1	AA+
Commercial mortgage-backed obligations: interest-only	698.2	29.4	2.3	AAA

	1,160.6	48.9	2.6	AAA-

Other asset-backed securities:
Automobile	511.6	21.5	.6	AAA
Home equity	182.7	7.7	.5	AAA
Other	128.6	5.4	1.3	AA

	822.9	34.6	.7	AAA-

Total asset-backed securities	$2,376.0	100.0%	1.9	AAA-

2004
Collateralized mortgage obligations	$637.6	26.9%	3.1	AAA

Commercial mortgage-backed obligations	387.8	16.4	3.2	AA-
Commercial mortgage-backed obligations: interest-only	571.8	24.1	2.5	AAA

	959.6	40.5	2.8	AA+

Other asset-backed securities:
Automobile	378.2	16.0	1.1	AAA-
Home equity	256.7	10.8	1.3	AAA
Other	136.6	5.8	1.3	AA

	771.5	32.6	1.2	AAA-

Total asset-backed securities	$2,368.7	100.0%	2.3	AA+

Substantially all of the asset-backed securities are liquid with available market quotes and contain no residual interest (i.e., the most subordinated class in a pool of securitized assets).
     A primary exposure for the fixed-income portfolio is interest rate risk, which is managed by restricting the portfolio’s duration between 1.8 to 5 years. Interest rate risk includes the change in value resulting from movements in the underlying market rates of debt securities held. The fixed-income portfolio had a duration of 3.2 years at December 31, 2005, compared to 2.9 years at December 31, 2004. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security will change based on a rise or fall in interest rates) are monitored on a regular basis.
     Excluding the unsettled securities transactions, the allocation to fixed-income securities at December 31, 2005, was 85.4% of the portfolio, within our normal range of variation; at December 31, 2004, the allocation was 85.8%.
     Another exposure related to the fixed-income portfolio is credit risk, which is managed by maintaining a minimum average portfolio credit quality rating of A+, as defined by nationally recognized rating agencies, and limiting non-investment-grade securities to a maximum of 5% of the fixed-income portfolio. Pursuant to guidelines established by our Board of Directors, concentration in a single issuer’s bonds and preferred stocks is limited to no more than 6% of our shareholders’ equity, except for U.S. Treasury and agency bonds; any state’s general obligation bonds are limited to 12% of shareholders’ equity.
     The quality distribution of the fixed-income portfolio was as follows:

Rating	December 31, 2005	December 31, 2004

AAA	61.8%	61.0%
AA	13.2	14.6
A	12.9	14.2
BBB	9.9	9.5
Non Rated/Other	2.2	.7

	100.0%	100.0%

APP.-A-37

COMMON EQUITIES Common equities, as reported in the balance sheets, were comprised of the following:

(millions)	December 31, 2005		December 31, 2004

Common Stocks	$2,034.8	98.8%	$1,815.9	98.1%
Other Risk Investments	24.1	1.2	36.0	1.9

Total Common Equities	$2,058.9	100.0%	$1,851.9	100.0%

Common equities, which generally have greater risk and volatility of market value than fixed-income securities, have a target allocation of 15% and may range from 0 to 25% of the investment portfolio. At December 31, 2005 and 2004, excluding the net unsettled security transactions, these securities comprised 14.6% and 14.2%, respectively, of the total portfolio. Common stocks are managed externally to track the Russell 1000 Index with an anticipated annual tracking error of +/- 50 basis points. During 2005, the GAAP basis total return was 6.2%, within the tracking error.
     Our common equity allocation is intended to enhance the return of and provide diversification for the total portfolio. To maintain high correlation with the Russell 1000, we held approximately 710 of the 990 common stocks comprising the index at December 31, 2005. Our individual holdings are selected based on their contribution to the correlation with the index.
     Other risk investments include private equity investments and limited partnership interests in private equity and mezzanine investment funds which have no off-balance-sheet exposure or contingent obligations, except for the $4.1 million of open funding commitments discussed in Note 12—Commitments and Contingencies. During February 2006, we completed a planned sale of one of the other risk assets, which reduced the outstanding balance of this portfolio to $16.3 million and the open funding commitments to $1.8 million.
     We monitor the value at risk of the fixed-income and equity portfolios, as well as the total portfolio, to evaluate the maximum potential loss. For further information, see Quantitative Market Risk Disclosures, a supplemental schedule provided in this Annual Report.
TRADING SECURITIES Trading securities are entered into for the purpose of near-term profit generation. At December 31, 2005 and 2004, we did not hold any trading securities. Net realized gains on trading securities were $0 for the years ended December 31, 2005 and 2004 and $.1 million in 2003. Results from trading securities are immaterial to our financial condition, cash flows and results of operations and are reported within the available-for-sale portfolio with gains (losses) reported as a component of realized gains (losses) on securities.
DERIVATIVE INSTRUMENTS Derivative instruments may be used for trading purposes or classified as trading derivatives due to characteristics of the transaction. During 2005, we held three credit default protection derivatives, which were sold on three separate issuers and matched with Treasury securities with an equivalent principal and maturity to replicate cash bond positions. These positions had a notional amount of $90.0 million at December 31, 2005. We held similar investments in 2004, all of which were closed during the third quarter 2004. For 2005, the combined positions generated a net gain (loss) of $(7.6) million, compared to $(1.4) million and $4.9 million for 2004 and 2003, respectively. Early in 2006, we opened $40 million notional value credit default swaps, backed by U.S. Treasuries, on a fourth issuer. The amount and results of the derivative and Treasury positions are immaterial to our financial condition, cash flows and results of operations and are reported as part of the available-for-sale portfolio, with the net gains (losses) reported as a component of net realized gains (losses) on securities.
     During 2003, we entered into a hedge on forecasted transactions in anticipation of debt issuance. See Note 2—Investments and Note 4—Debt for further discussion of the hedge. We had no open positions at December 31, 2005.
INVESTMENT RESULTS Recurring investment income (interest and dividends, before investment and interest expenses) increased 11% in 2005, 4% in 2004 and 2% in 2003. The increase for 2005 was due to a combination of increased assets and rising yields in the portfolio, while in 2004 and 2003, the slight increase to investment income was the result of increasing portfolio assets, somewhat offset by falling interest rates during those periods.
     Investment expenses decreased during 2005 primarily due to the non-recurring costs associated with our “Dutch auction” tender offer that was completed during the Fall of 2004.
     The decrease in interest expense for 2004 reflects that in January 2004, we retired our $200 million 6.60% Notes at maturity.
     We report total return to reflect more accurately the management philosophy of the portfolio and evaluation of the investment results. The fully taxable equivalent (FTE) total return includes recurring investment income, net realized gains (losses) on securities and changes in unrealized gains (losses) on investment securities. By reporting on an FTE basis, we are adjusting our tax preferential securities to an equivalent measure when comparing results to taxable securities. We reported the following investment results:

APP.-A-38

	2005	2004	2003

Pretax recurring investment book yield	4.1%	3.8%	4.2%
Weighted average FTE book yield	4.7%	4.4%	4.9%
FTE total return:
Fixed-income securities	3.4%	4.2%	5.5%
Common stocks	7.1%	11.6%	28.6%
Total portfolio	4.0%	5.2%	8.7%
REALIZED GAINS/LOSSES Gross realized gains and losses were primarily the result of market driven interest rate movements, sector allocation changes and the rebalancing of the common stock portfolio to better reflect the Russell 1000 Index. Gross realized losses also include write-downs of both fixed-income and equity securities determined to be other-than-temporarily impaired.
Other-Than-Temporary Impairment Included in the net realized gains (losses) on securities for the years ended 2005, 2004 and 2003, are write-downs on securities determined to have had an other-than-temporary decline in market value. We routinely monitor our portfolio for pricing changes, which might indicate potential impairments, and perform detailed reviews of securities with unrealized losses based on predetermined criteria. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rates or equity market declines.
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
     For fixed-income investments with unrealized losses due to market or industry-related declines where we have the intent and ability to hold the investment for the period of time necessary to recover a significant portion of the investment’s impairment and collect the interest obligation, declines are not deemed to qualify as other than temporary. Our policy for common stocks with market-related declines is to recognize impairment losses on individual securities with losses that are not reasonably expected to be recovered under historical market conditions when the security has been in a loss position for three consecutive quarters.
     When a security in our investment portfolio has an unrealized loss in market value that is deemed to be other than temporary, we reduce the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. All other unrealized gains or losses are reflected in shareholders’ equity. The write-down activity for the years ended December 31 was as follows:

		Write-downs	Write-downs
	Total	On Securities	On Securities
(millions)	Write-downs	Subsequently Sold	Held at Period End

2005
Fixed income	$14.6	$5.3	$9.3
Common equities	7.1	—	7.1

Total portfolio	$21.7	$5.3	$16.4

2004
Fixed income	$.3	$—	$.3
Common equities	11.3	3.8	7.5

Total portfolio	$11.6	$3.8	$7.8

2003
Fixed income	$17.5	$2.3	$15.2
Common equities	47.7	12.6	35.1

Total portfolio	$65.2	$14.9	$50.3

APP.-A-39

The following is a summary of the 2005 equity security write-downs by sector (both market-related and issuer specific):

(millions)		Equity Portfolio	Russell 1000		Remaining Gross
	Amount of	Allocation at	Allocation at	Russell 1000	Unrealized Loss at
Sector	Write-down	December 31, 2005	December 31, 2005	Sector Return	December 31, 2005

Auto and Transportation	$1.3	2.4%	2.2%	(5.8)%	$.8
Consumer Discretionary	1.3	13.2	14.5	(1.7)	1.6
Consumer Staples	—	7.5	7.2	7.2	1.3
Financial Services	2.1	22.7	22.9	6.8	.4
Health Care	1.8	13.2	13.2	8.3	4.9
Integrated Oil	—	5.4	4.8	18.2	—
Materials and Processing	—	3.8	3.8	4.9	.5
Other Energy	—	2.8	3.4	61.0	.1
Producer Durables	—	4.8	4.4	10.1	.2
Technology	—	12.8	12.9	2.7	.8
Utilities	—	6.7	6.6	8.6	4.2
Other Equities	—	4.7	4.1	(.1)	—

Total Common Stocks	6.5	100.0%	100.0%	6.3%	14.8

Other Risk Assets	.6				—

Total Common Equities	$7.1				$14.8

See Critical Accounting Policies, Other-than-Temporary Impairment section for a further discussion.
REPURCHASE TRANSACTIONS During each of the last three years, Progressive entered into repurchase commitment transactions, whereby we loaned U.S. Treasury or U.S. Government agency securities to accredited brokerage firms in exchange for cash equal to the fair market value of the securities. These internally managed transactions were typically overnight arrangements. The cash proceeds were invested in AA or higher financial institution obligations with yields that exceeded our interest obligation on the borrowed cash. We are able to borrow the cash at low rates since the securities loaned are in short supply. Our interest rate exposure does not increase or decrease since the borrowing and investing periods match. During the year ended December 31, 2005, Progressive’s largest single outstanding balance of repurchase commitments was $2,028.9 million, which was open for two business days, with an average daily balance of $920.5 million for the year. During 2004, the largest single outstanding balance of repurchase commitments was $989.2 million, which was open for seven business days, with an average daily balance of $452.5 million for the year. We had no open repurchase commitments at December 31, 2005 and 2004. We earned income of $4.5 million, $1.8 million and $2.1 million on repurchase commitments during 2005, 2004 and 2003, respectively.
Critical Accounting Policies Progressive is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in conformity with GAAP. Actual results could differ from those estimates in a variety of areas. The two areas that we view as most critical with respect to the application of estimates and assumptions are the establishment of our loss reserves and the method of determining impairments in our investment portfolio.
Loss and LAE Reserves    Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2005, we had $5.3 billion of net loss and LAE reserves, which included $4.2 billion of case reserves and $1.1 billion of incurred but not recorded (IBNR) reserves.
     Progressive’s actuarial staff reviews many subsets of the business, which are at a combined state, product and line coverage level (the “products”), to calculate the needed loss and LAE reserves. We begin our review of a set of data by producing six different estimates of needed reserves, three using paid data and three using incurred data, to determine if a reserve change is required. In the event of a wide variation among results generated by the different projections, our actuarial group will further analyze the data using additional techniques. Each review develops a point estimate for a relatively small subset of the business, which allows us to establish meaningful reserve levels.
     We review a large majority of our reserves by product/state combination on a quarterly time frame, with almost all the remaining reserves reviewed on a semiannual basis. A change in our scheduled reviews of a particular subset of the business depends on the size

APP.-A-40

of the subset or emerging issues relating to the product or state. By reviewing the reserves at such a detailed level, we have the ability to identify and measure variances in trend by state, product and line coverage that would not otherwise be seen on a consolidated basis. Our intricate process of reviewing over 350 subsets makes compiling a companywide roll up to generate a range of needed loss reserves not meaningful. We do not review loss reserves on a macro level and, therefore, do not derive a companywide range of reserves to compare to a standard deviation.
     In analyzing the ultimate accident year loss experience, our actuarial staff reviews in detail, at the subset level, frequency (number of losses per earned car year), severity (dollars of loss per each claim) and average premium (dollars of premium per earned car year). The loss ratio, a primary measure of loss experience, is equal to the product of frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses is known and, therefore, is not estimated. The projection of frequency for these lines of business is usually very stable because injured parties generally report their claims within a reasonably short time period after the accident. The actual frequency experienced will vary depending on the change in mix of class of drivers written by Progressive, but the accuracy of the projected level is considered to be reliable. The severity experienced by Progressive, which is much more difficult to estimate, is affected by changes in underlying costs, such as medical costs, jury verdicts and regulatory changes. In addition, severity will vary relative to the change in our mix of business by limit.
     Assumptions regarding needed reserve levels made by the actuarial staff consider influences on the historical data that reduce the predictiveness of our projected future loss development. Internal considerations that are process-related, which may result from changes in the claims organization’s activities, include claim closure rates, the number of claims that are closed without payment and the level of estimated needed case reserves by claim that are set by claims representatives. We study these changes and their effect on the historical data at the state level versus on a larger, less indicative, countrywide basis.
     External items considered include the litigation atmosphere, state-by-state changes in medical costs and the availability of services to resolve claims. These again are better understood at the state level versus at a more macro countrywide level.
     The manner in which we consider and analyze the multitude of influences on the historical data, as well as how loss reserves affect our financial results, is discussed in more detail in our Report on Loss Reserving Practices, which was filed on June 28, 2005 via Form 8-K.
     Progressive’s carried net reserve balance of $5.3 billion implicitly assumes that the loss and LAE severity will increase for accident year 2005 over accident year 2004 by 4.4% and 7.0% for personal auto liability and commercial auto liability, respectively. Personal auto liability and commercial auto liability reserves represent over 98% of our total carried reserves. As discussed above, the severity estimates are influenced by many variables that are difficult to quantify and which influence the final amount for claim settlement. That, coupled with changes to internal claims practices and changes in the legal environment and in state regulatory requirements, requires significant judgment in the reserve setting process.
     The following table shows our original estimated changes in severity included when establishing loss reserves, compared to our estimated changes in severity one year later:

	Personal Auto Liability			Commercial Auto Liability

		One Year			One Year
Accident Year	Original	Later		Original	Later

2004	2.7%	1.3%		9.0%	4.9%
2005	4.4%	1.3	%*	7.0%	1.5	%*

*	The estimated change for accident year 2005 assumes the same change in severity estimate as was realized for accident year 2004 with estimated severity for other accident years remaining unchanged.
If, for example, the change in our estimate of the severity for accident year 2005 is consistent with the change experienced for 2004, the effect to reserve levels could be a favorable $194 million in 2006. If we were to apply this same rationale to the change in severity estimates for the trailing three accident years we experienced in 2004 and 2005, our reserve estimates could result in a range of development from $152 million to $356 million in 2006. Over the last few years, we have experienced favorable changes in our estimates of severity. We cannot predict if this trend will continue in the future.
     Our goal is to ensure that total reserves are adequate to cover all loss costs while sustaining minimal variation from the time reserves are initially established until losses are fully developed. During 2005, our estimate of the needed reserves at the end of 2004 decreased 7.2%. The following table shows how we have performed against this goal over the last ten years.

APP.-A-41

(millions)
For the years ended
December 31,	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Loss and LAE reserves[1]	$1,314.4	$1,532.9	$1,867.5	$1,945.8	$2,200.2	$2,785.3	$3,069.7	$3,632.1	$4,346.4	$4,948.5	$5,313.1

Re-estimated reserves as of:
One year later	1,208.6	1,429.6	1,683.3	1,916.0	2,276.0	2,686.3	3,073.2	3,576.0	4,237.3	4,592.6
Two years later	1,149.5	1,364.5	1,668.5	1,910.6	2,285.4	2,708.3	3,024.2	3,520.7	4,103.3	—
Three years later	1,118.6	1,432.3	1,673.1	1,917.3	2,277.7	2,671.2	2,988.7	3,459.2	—	—
Four years later	1,137.7	1,451.0	1,669.2	1,908.2	2,272.3	2,666.9	2,982.7	—	—	—
Five years later	1,153.3	1,445.1	1,664.7	1,919.0	2,277.5	2,678.5	—	—	—	—
Six years later	1,150.1	1,442.0	1,674.5	1,917.6	2,284.9	—	—	—	—	—
Seven years later	1,146.2	1,445.6	1,668.4	1,921.9	—	—	—	—	—	—
Eight years later	1,147.4	1,442.5	1,673.9	—	—	—	—	—	—	—
Nine years later	1,146.3	1,443.2	—	—	—	—	—	—	—	—
Ten years later	1,146.9	—	—	—	—	—	—	—	—	—
Cumulative development:
Favorable/ (unfavorable)	$167.5	$89.7	$193.6	$23.9	$(84.7)	$106.8	$87.0	$172.9	$243.1	$355.9

Percentage[2]	12.7	5.9	10.4	1.2	(3.8)	3.8	2.8	4.8	5.6	7.2
The chart represents the development of the property-casualty loss and LAE reserves for 1995 through 2004. The reserves are re-estimated based on experience as of the end of each succeeding year and are increased or decreased as more information becomes known about the frequency and severity of claims for individual years. The cumulative development represents the aggregate change in the estimates over all prior years. Since the characteristics of the loss reserves for both personal auto and commercial auto are similar, we report development in the aggregate rather than by segment.

[1]	Represents loss and LAE reserves net of reinsurance recoverables on net unpaid losses at the balance sheet date.

[2]	Cumulative development ÷ loss and LAE reserves.
We experienced consistently favorable reserve development from 1995 through 1998, primarily due to the decreasing bodily injury severity. The reserves established as of the end of each year assumed the current accident year’s severity would increase over the prior accident year’s estimate. During this period, our bodily injury severity decreased each quarter when compared to the same quarter the prior year. This period of decreasing severity that we experienced was not only longer than that generally experienced by the industry, but also longer than any time in our history. As the experience continued to be evaluated at later dates, the realization of the decreased severity resulted in favorable reserve development. Late in 1998, we started experiencing an increase in bodily injury severity. As a result, the reserve development for 1998 through 2001 has been much closer to our original estimate. The recent development reflects more modest increases in severity than originally estimated.
     Because Progressive is primarily an insurer of motor vehicles, we have minimal exposure as an insurer of environmental, asbestos and general liability claims.
     To allow interested parties to understand our loss reserving process and the effect it has on our financial results, in addition to the discussion above, we annually publish a comprehensive Report on Loss Reserving Practices, which is filed via Form 8-K, and is available on our Web site at investors.progressive.com.
Other-than-Temporary Impairment SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and Staff Accounting Bulletin 59, “Noncurrent Marketable Equity Securities,” require companies to perform periodic reviews of individual securities in their investment portfolios to determine whether a decline in the value of a security is other than temporary. A review for other-than-temporary impairment (OTI) requires companies to make certain judgments regarding the materiality of the decline; its effect on the financial statements; the probability, extent and timing of a valuation recovery; and the company’s ability and intent to hold the security. The scope of this review is broad and requires a forward-looking assessment of the fundamental characteristics of a security, as well as market-related prospects of the issuer and its industry.
     Pursuant to these requirements, we assess valuation declines to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors, or (ii) market-related factors, such as interest rates or equity market declines. This evaluation reflects our assessment of current conditions, as well as predictions of uncertain future events, that may have a material effect on the financial statements related to security valuation.

APP.-A-42

     For fixed-income investments with unrealized losses due to market- or industry-related declines, the declines are not deemed to qualify as other than temporary where we have the intent and ability to hold the investment for the period of time necessary to recover a significant portion of the investment’s original principal and interest obligation. Our policy for equity securities with market-related declines is to recognize impairment losses on individual securities with losses that are not reasonably expected to be recovered under historical market conditions when the security has been in a loss position for three consecutive quarters.
     When persuasive evidence exists that causes us to evaluate a decline in market value to be other than temporary, we reduce the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. All other unrealized gains (losses) are reflected in shareholders’ equity.
     As of December 31, 2005, Progressive’s total portfolio had $132.2 million in gross unrealized losses, compared to $49.8 million in gross unrealized losses at year-end 2004. The increase in the gross unrealized loss position from 2004 relates primarily to the fixed-maturity portfolio, resulting primarily from the rise in interest rates during 2005.
     The following table stratifies the gross unrealized losses in our portfolio at December 31, 2005, by duration in a loss position and magnitude of the loss as a percentage of the cost of the security. The individual amounts represent the additional OTI we would have recognized in the income statement if our policy for market-related declines was different than that stated above.

(millions)	Total Gross		Decline of Investment Value
	Unrealized
Total Portfolio	Losses	> 15%	> 25%	> 35%	> 45%

Unrealized Loss for 1 Quarter	$6.9	$1.2	$.2	$—	$—
Unrealized Loss for 2 Quarters	42.8	.1	—	—	—
Unrealized Loss for 3 Quarters	15.3	2.6	.3	—	—
Unrealized Loss for 1 Year or Longer	67.2	.1	—	—	—

Total	$132.2	$4.0	$.5	$—	$—

For example, if we decided to write down all securities in an unrealized loss position for one year or longer where the securities decline in value exceeded 15%, we would recognize an additional $.1 million of OTI losses in the income statement.
     The $67.2 million of gross unrealized losses that have been impaired for one year or longer are primarily within the fixed-income portfolio. None of these securities was deemed to have any fundamental issues that would lead us to believe that they were other-than-temporarily impaired. We have the intent and ability to hold the fixed-income securities to maturity, and will do so, as long as the securities continue to be consistent with our investment strategy. We will retain the common stocks to maintain correlation to the Russell 1000 Index as long as the portfolio and index correlation remain similar. If our strategy was to change and these securities were impaired, we would recognize a write-down in accordance with our stated policy.
     Since total unrealized losses are already a component of our shareholders’ equity, any recognition of additional OTI losses would have no effect on our comprehensive income or book value.
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

APP.-A-43

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
{Ten Year Summary—Financial Highlights}
(unaudited)

(millions-except ratios, per share
amounts and number of people employed)	2005	2004	2003	2002	2001

INSURANCE COMPANIES SELECTED FINANCIAL INFORMATION AND OPERATING STATISTICS—STATUTORY BASIS
Net premiums written	$14,007.6	$13,378.1	$11,913.4	$9,452.0	$7,260.1
Growth	5%	12%	26%	30%	17%
Policyholders’ surplus	$4,663.3	$4,671.8	$4,538.3	$3,370.2	$2,647.7

Net premiums written to policyholders’ surplus ratio	3.0	2.9	2.6	2.8	2.7

Loss and loss adjustment expense ratio	68.1	65.0	67.4	70.9	73.6
Underwriting expense ratio	19.3	19.6	18.8	20.4	21.1

Statutory combined ratio	87.4	84.6	86.2	91.3	94.7

SELECTED CONSOLIDATED FINANCIAL INFORMATION—GAAP BASIS
Total assets	$18,898.6	$17,184.3	$16,281.5	$13,564.4	$11,122.4
Total shareholders’ equity	6,107.5	5,155.4	5,030.6	3,768.0	3,250.7
Common Shares outstanding	197.3	200.4	216.4	218.0	220.3
Common Share price:
High	$124.90	$97.29	$84.68	$60.49	$50.60
Low	81.38	73.10	46.25	44.75	27.38
Close (at December 31)	116.78	84.84	83.59	49.63	49.77
Market capitalization	$23,040.7	$17,001.9	$18,088.9	$10,819.3	$10,958.6
Book value per Common Share	30.96	25.73	23.25	17.28	14.76
Return on average common shareholders’ equity	25.0%	30.0%	29.1%	19.3%	13.5%
Debt outstanding	$1,284.9	$1,284.3	$1,489.8	$1,489.0	$1,095.7
Ratios:
Debt to total capital	17.4%	19.9%	22.8%	28.3%	25.2%
Price to earnings	16.7	11.1	14.7	16.6	27.2
Price to book	3.8	3.3	3.6	2.9	3.4
Earnings to fixed charges	21.3x	27.1x	18.8x	13.2x	10.7x

Net premiums earned	$13,764.4	$13,169.9	$11,341.0	$8,883.5	$7,161.8
Total revenues	14,303.4	13,782.1	11,892.0	9,294.4	7,488.2
Underwriting margins:[1]
Personal Lines	11.0%	14.1%	12.1%	7.5%	4.5%
Commercial Auto	17.9%	21.1%	17.5%	9.1%	8.3%
Other-indemnity[2]	NM	NM	NM	7.2%	7.0%
Total underwriting operations	11.9%	14.9%	12.7%	7.6%	4.8%
Net income	$1,393.9	$1,648.7	$1,255.4	$667.3	$411.4
Per share[3]	6.98	7.63	5.69	2.99	1.83
Dividends per share	.120	.110	.100	.096	.093
Number of people employed	28,336	27,085	25,834	22,974	20,442
All share and per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

[1]	Underwriting margins are calculated as underwriting profit (loss), as defined in Note 9-Segment Information, as a percent of net premiums earned.

APP.-A-44

(millions-except ratios, per share amounts
and number of people employed)	2000	1999	1998	1997	1996

INSURANCE COMPANIES SELECTED FINANCIAL INFORMATION AND OPERATING STATISTICS—STATUTORY BASIS
Net premiums written	$6,196.1	$6,124.7	$5,299.7	$4,665.1	$3,441.7
Growth	1%	16%	14%	36%	18%
Policyholders’ surplus	$2,177.0	$2,258.9	$2,029.9	$1,722.9	$1,292.4

Net premiums written to policyholders’ surplus ratio	2.8	2.7	2.6	2.7	2.7

Loss and loss adjustment expense ratio	83.2	75.0	68.5	71.1	70.2
Underwriting expense ratio	21.0	22.1	22.4	20.7	19.8

Statutory combined ratio	104.2	97.1	90.9	91.8	90.0

SELECTED CONSOLIDATED FINANCIAL INFORMATION—GAAP BASIS
Total assets	$10,051.6	$9,704.7	$8,463.1	$7,559.6	$6,183.9
Total shareholders’ equity	2,869.8	2,752.8	2,557.1	2,135.9	1,676.9
Common Shares outstanding	220.6	219.3	217.6	216.9	214.5
Common Share price:
High	$37.00	$58.08	$57.33	$40.29	$24.08
Low	15.00	22.83	31.33	20.50	13.46
Close (at December 31)	34.54	24.38	56.46	39.96	22.46
Market capitalization	$7,616.8	$5,345.4	$12,279.7	$8,667.0	$4,817.3
Book value per Common Share	13.01	12.55	11.75	9.85	7.82
Return on average common shareholders’ equity	1.7%	10.9%	19.3%	20.9%	20.5%
Debt outstanding	$748.8	$1,048.6	$776.6	$775.9	$775.7
Ratios:
Debt to total capital	20.7%	27.6%	23.3%	26.6%	31.6%
Price to earnings	164.5	18.5	27.7	22.6	16.3
Price to book	2.7	1.9	4.8	4.1	2.9
Earnings to fixed charges	1.3x	5.7x	10.2x	9.2x	7.7x

Net premiums earned	$6,348.4	$5,683.6	$4,948.0	$4,189.5	$3,199.3
Total revenues	6,771.0	6,124.2	5,292.4	4,608.2	3,478.4
Underwriting margins:[1]
Personal Lines	(5.2)%	1.2%	7.9%	6.3%	7.9%
Commercial Auto	3.3%	8.4%	17.6%	10.9%	10.1%
Other-indemnity[2]	13.6%	10.8%	8.6%	7.9%	27.9%
Total underwriting operations	(4.4)%	1.7%	8.4%	6.6%	8.5%
Net income	$46.1	$295.2	$456.7	$400.0	$313.7
Per share[3]	.21	1.32	2.04	1.77	1.38
Dividends per share	.090	.087	.083	.080	.077
Number of people employed	19,490	18,753	15,735	14,126	9,557

[2]	In 2003, the Company ceased writing business for its lender’s collateral protection program. As a result, underwriting margin is not meaningful (NM) for the Company’s other-indemnity businesses due to the insignificant amount of premiums earned by such businesses after that date.

[3]	Presented on a diluted basis. In 1997, the Company adopted SFAS 128, “Earnings Per Share,” and, as a result, restated prior periods per share amounts, if applicable.

APP.-A-45

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
{Quantitative Market Risk Disclosures}
(unaudited)
Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2005, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices.
Other Than Trading Financial Instruments
Financial instruments subject to interest rate risk were:

	Market Value

	-200 bps	-100 bps	Market Value	+ 100 bps	+200 bps
(millions)	Change	Change	Actual	Change	Change

U.S. government obligations	$2,473.2	$2,356.9	$2,245.3	$2,140.5	$2,043.7
State and local government obligations	3,936.6	3,781.3	3,635.9	3,499.1	3,370.5
Asset-backed securities	2,471.5	2,423.9	2,376.0	2,327.0	2,277.7
Corporate securities	1,918.1	1,862.3	1,809.5	1,759.4	1,711.6
Preferred stocks	1,272.6	1,247.1	1,220.3	1,199.1	1,180.7
Other debt securities[1]	162.7	158.9	155.2	151.6	148.2
Short-term investments	773.6	773.6	773.6	773.6	773.6

Balance as of December 31, 2005	$13,008.3	$12,604.0	$12,215.8	$11,850.3	$11,506.0

Balance as of December 31, 2004	$11,941.0	$11,583.6	$11,230.1	$10,885.7	$10,557.2

[1]	Includes $121.8 million in mandatory redeemable preferred stocks.
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
Financial instruments subject to equity market risk were:

		Hypothetical Market Changes

(millions)	Market Value	+ 10%	-10%

Common equities as of December 31, 2005	$2,058.9	$2,264.8	$1,853.0
Common equities as of December 31, 2004	$1,851.9	$2,037.1	$1,666.7
The model represents the estimated value of the Company’s common equity portfolio given a +/-10% change in the market, based on the common stock portfolio’s weighted average beta of 1.0. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement. Betas are not available for all securities. In such cases, the change in market value reflects a direct +/-10% change; the number of securities without betas is approximately 1%, and the remaining 99% of the equity portfolio is indexed to the Russell 1000.

APP.-A-46

As an additional supplement to the sensitivity analysis, the Company presents results from a value-at-risk (VaR) analysis used to estimate and quantify its market risks. VaR is the expected loss, for a given confidence level, of the Company’s portfolio due to adverse market movements in an ordinary market environment. The VaR estimates below are used as a risk measurement and reflect an estimate of potential reductions in fair value of the Company’s portfolio for the following 22 and 66 trading days (one- and three-month intervals) at the 95th percentile loss. The Company uses the 22-day VaR to measure exposure to short-term volatility and the 66-day VaR for longer-term contingency capital planning.

	December 31,	September 30,	June 30,	March 31,	December 31,
(millions)	2005	2005	2005	2005	2004

22-DAY VaR
Fixed-income portfolio	$(106.0)	$(105.4)	$(95.1)	$(114.9)	$(103.1)
% of portfolio	(.9)%	(.8)%	(.8)%	(1.0)%	(.9)%
Common equity portfolio	$(84.6)	$(81.5)	$(86.5)	$(85.8)	$(75.6)
% of portfolio	(4.1)%	(4.0)%	(4.5)%	(4.5)%	(4.1)%
Total portfolio	$(137.4)	$(123.3)	$(123.4)	$(163.3)	$(128.6)
% of portfolio	(1.0)%	(.8)%	(.9)%	(1.2)%	(1.0)%

66-DAY VaR
Fixed-income portfolio	$(181.9)	$(180.5)	$(164.9)	$(198.0)	$(180.1)
% of portfolio	(1.5)%	(1.5)%	(1.4)%	(1.7)%	(1.6)%
Common equity portfolio	$(140.7)	$(135.5)	$(143.7)	$(142.0)	$(130.2)
% of portfolio	(6.8)%	(6.7)%	(7.4)%	(7.5)%	(7.0)%
Total portfolio	$(230.9)	$(206.8)	$(208.8)	$(276.1)	$(276.1)
% of portfolio	(1.6)%	(1.4)%	(1.5)%	(2.1)%	(1.7)%
The Company’s VaR results are based on a stochastic simulation where all securities are marked to market under 10,000 scenarios. Fixed-income securities are priced off simulated term structures and risk is calculated based on the volatilities and correlations of the points on those curves. Equities are priced off each security’s individual pricing history. The model uses an exponentially weighted moving average methodology to forecast variances and covariance over a two-year time horizon for each security. In estimating the parameters of the forecast model, the sample mean is set to zero and the weight applied in the exponential moving average forecasts are set at .97, making the model more sensitive to recent volatility and correlations. In March 2005, the Company changed the model’s exponential moving average from .94 to .97, which has the effect of reducing the rate of decay. Results for December 31, 2004 are based on a decay of .97. The VaR of the total investment portfolio is less than the sum of the two components (fixed income and common equity) due to the benefit of diversification.
     The slight decrease in the 22-day and 66-day VaR from December 31, 2004 to December 31, 2005, primarily results from lower volatility in both the fixed-income and equity markets in 2005.
Trading Financial Instruments At December 31, 2005 and December 31, 2004, the Company did not have any trading securities. During 2005, 2004 and 2003, net activity of trading securities was not material to the Company’s financial position, cash flows or results of operations. The Company realized net gains on trading securities of $0, $0 and $.1 million in 2005, 2004 and 2003, respectively.

APP.-A-47

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
{Claims Payment Patterns}
(unaudited)
The Company is primarily an insurer of automobiles, recreational vehicles and trucks owned by small businesses. As such, the Company’s claims liabilities, by their very nature, are short in duration. Since the Company’s incurred losses consist of both payments and changes in the reserve estimates, it is important to understand the Company’s paid development patterns. The charts below show the Company’s auto claims payment patterns, reflecting both dollars and claims counts paid, for auto physical damage and bodily injury claims, as well as on a total auto basis. Since physical damage claims pay out so quickly, the chart is calibrated on a monthly basis, as compared to a quarterly basis for the bodily injury and total auto payments.
Physical Damage
Bodily Injury

APP.-A-48

Total Auto
Note: The above graphs are presented on an accident period basis and are based on three years of actual experience for physical damage and nine years for bodily injury and total auto.

APP.-A-49

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
{Quarterly Financial and Common Share Data}
(unaudited)

(millions — except per share amounts)

		Net Income		Stock Price[1]
	Operating		Per				Rate of	Dividends
Quarter	Revenues[2]	Total	Share[3]	High	Low	Close	Return[4]	Per Share

2005
1	$3,361.2	$412.7	$2.04	$92.49	$81.38	$91.76		$.030
2	3,464.1	394.3	1.97	100.88	87.50	98.81		.030
3	3,488.6	305.3	1.54	107.30	93.70	104.77		.030
4	3,490.7	281.6	1.42	124.90	103.02	116.78		.030

	$13,804.6	$1,393.9	$6.98	$124.90	$81.38	$116.78	37.9%	$.120

2004
1	$3,106.1	$460.0	$2.09	$89.06	$80.68	$87.60		$.025
2	3,245.9	386.3	1.76	91.97	81.30	85.30		.025
3	3,289.8	388.9	1.77	85.60	73.10	84.75		.030
4	3,576.6	413.5	2.01	97.29	83.01	84.84		.030

	$13,218.4	$1,648.7	$7.63	$97.29	$73.10	$84.84	1.6%	$.110

2003
1	$2,607.1	$291.5	$1.32	$60.41	$46.25	$59.31		$.025
2	2,785.4	286.3	1.29	76.38	59.66	73.10		.025
3	2,938.6	319.8	1.45	75.81	64.25	69.11		.025
4	3,051.7	357.8	1.63	84.68	69.11	83.59		.025

	$11,382.8	$1,255.4	$5.69	$84.68	$46.25	$83.59	68.7%	$.100

[1]	Prices as reported on the consolidated transaction reporting system. The Company’s Common Shares are listed on the New York Stock Exchange.

[2]	Represents premiums earned plus service revenues.

[3]	Presented on a diluted basis. The sum may not equal the total because the average equivalent shares differ in the periods.

[4]	Represents annual rate of return, including quarterly dividend reinvestment.

APP.-A-50

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES
{Net Premiums Written by State}
(unaudited)

(millions)	2005		2004		2003		2002		2001

Florida	$1,774.2	12.7%	$1,522.6	11.4%	$1,338.2	11.2%	$1,040.7	11.0%	$798.9	11.0%
Texas	1,126.8	8.0	1,181.1	8.8	1,126.4	9.4	858.6	9.1	571.5	7.9
California	982.8	7.0	892.7	6.7	736.2	6.2	550.7	5.8	404.6	5.6
New York	968.8	6.9	935.7	7.0	808.3	6.8	662.0	7.0	554.1	7.6
Georgia	749.5	5.4	733.2	5.5	614.4	5.2	485.3	5.1	407.0	5.6
Ohio	736.0	5.3	754.2	5.6	712.1	6.0	619.7	6.6	570.9	7.9
Pennsylvania	659.1	4.7	634.4	4.7	589.3	4.9	491.0	5.2	367.5	5.0
All other	7,010.4	50.0	6,724.2	50.3	5,988.5	50.3	4,744.0	50.2	3,585.6	49.4

Total	$14,007.6	100.0%	$13,378.1	100.0%	$11,913.4	100.0%	$9,452.0	100.0%	$7,260.1	100.0%

APP.-A-51

DIRECTORS
Charles A. Davis3, 5, 6
Chief Executive Officer,
Stone Point Capital LLC
(private equity investing)
Stephen R. Hardis2, 4, 5, 6
Lead Director,
Axcelis Technologies, Inc.
(manufacturing)
Bernadine P. Healy, M.D.3, 6
Medical & Science Columnist,
U.S. News & World Report
(publishing)
Jeffrey D. Kelly2, 4, 6
Vice Chairman
and Chief Financial Officer,
National City Corporation
(commercial banking)
Philip A. Laskawy1, 6
formerly Chairman and
Chief Executive Officer,
Ernst & Young LLP
(professional services)
Peter B. Lewis2, 7
Chairman of the Board
Norman S. Matthews3, 5, 6
Consultant,
formerly President,
Federated Department Stores, Inc.
(retailing)
Patrick H. Nettles, Ph.D.1, 6
Executive Chairman,
Ciena Corporation
(telecommunications)
Glenn M. Renwick2
President and Chief Executive Officer
Donald B. Shackelford4, 6
Chairman,
Fifth Third Bank, Central Ohio
(commercial banking)
Bradley T. Sheares, Ph.D. 1, 6
President,
U. S. Human Health Division
of Merck & Co., Inc.
(health care)

[1]	Audit Committee member

[2]	Executive Committee member

[3]	Compensation Committee member

[4]	Investment and Capital Committee member

[5]	Nominating and Governance Committee member

[6]	Independent director

[7]	Non-executive chairman
CORPORATE OFFICERS
Glenn M. Renwick
President and Chief Executive Officer
W. Thomas Forrester
Vice President and Chief Financial Officer
Charles E. Jarrett
Vice President, Secretary
and Chief Legal Officer
Thomas A. King
Vice President and Treasurer
Jeffrey W. Basch
Vice President and Chief Accounting Officer
Peter B. Lewis
Chairman of the Board
(non-executive)
OTHER EXECUTIVE OFFICERS
Alan R. Bauer
Direct Group President
William M. Cody
Chief Investment Officer
Susan Patricia Griffith
Chief Human Resource Officer
Brian J. Passell
Claims Group President
Raymond M. Voelker
Chief Information Officer
Richard H. Watts
Sales and Service Group President
Robert T. Williams
Drive Group President

Contact Non-Management Directors Interested parties have the ability to contact the non-management directors as a group by sending a written communication clearly addressed to the non-management directors and sent to any of the following:
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

APP.-A-52

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
Annual Meeting The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 21, 2006, at 10 a.m. eastern time. There were 3,895 shareholders of record on December 31, 2005.
Principal Office The principal office of The Progressive Corporation is at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.
Phone: 440-461-5000
Web site: progressive.com
Customer Service and Claims Reporting
For 24-Hour Customer Service or to report a claim, contact:
Personal Lines
Progressive DirectSM
1-800-PROGRESSIVE (1-800-776-4737)
progressivedirect.com
Drive® Insurance from Progressive
1-800-925-2886
driveinsurance.com
Commercial Auto
Progressive Commercial
1-800-895-2886
progressivecommercial.com
Drive® Insurance from Progressive
1-800-444-4487
driveinsurance.com
Common Shares The Progressive Corporation’s Common Shares (symbol PGR) are traded on the New York Stock Exchange. Dividends are customarily paid on the last day of each quarter. The 2006 quarterly dividend record dates, subject to Board approval, are as follows: March 10, June 9, September 8 and December 8.
Corporate Governance The Company’s Corporate Governance Guidelines and Board Committee Charters are available at: progressive.com/governance, or may be requested in print by writing to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143.
Charitable Contributions Progressive does not contribute or provide financial support to any outside organizations. However, Progressive contributes annually to The Progressive Insurance Foundation, which provides: (i) financial support to the Insurance Institute for Highway Safety to further its work in reducing the human trauma and economic costs of auto accidents, and (ii) matching funds to eligible 501(c)(3) charitable organizations to which Progressive employees contribute.
Counsel Baker & Hostetler LLP, Cleveland, Ohio
Transfer Agent and Registrar If you have questions about a specific stock ownership account, write or call: National City Bank, Dept. 5352, Corporate Trust Operations, P.O. Box 92301, Cleveland, Ohio 44193-0900. Phone: 1-800-622-6757 or e-mail: shareholder.inquiries@nationalcity.com.
Shareholder/Investor Relations The Progressive Corporation does not maintain a mailing list for distribution of shareholders’ reports. To view Progressive’s publicly filed documents, shareholders can access the Company’s Web site: progressive.com/sec. To view its earnings and other releases, access progressive.com/investors.
To request copies of public financial information on the Company, write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, e-mail: investor_relations@progressive.com or call: 440-395-2258.
For financial-related information, call: 440-395-2222 or e-mail: investor_relations@progressive.com.
For stock ownership account information, call National City Bank: 1-800-622-6757 or e-mail: shareholder.inquiries@nationalcity.com.
For all other Company information, call: 440-461-5000 or e-mail: webmaster@progressive.com.
Interactive Annual Report The Progressive Corporation’s 2005 Annual Report, in an interactive format, can be found at: progressive.com/annualreport.
©2006 The Progressive Corporation

APP.-A-53