Form 10-K, Exhibit 13
period 2006-12-31
PROGRESSIVE CORP/OH/
filed 2007-02-28
CIK 80661

Appendix A
2006 Annual Report to Shareholders

APP.-A-1	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

		(millions–except per share amounts)
For the years ended December 31,	2006	2005	2004

Revenues
Net premiums earned	$14,117.9	$13,764.4	$13,169.9
Investment income	647.8	536.7	484.4
Net realized gains (losses) on securities	(9.7)	(37.9)	79.3
Service revenues	30.4	40.2	48.5

Total revenues	14,786.4	14,303.4	13,782.1

Expenses
Losses and loss adjustment expenses	9,394.9	9,364.8	8,555.0
Policy acquisition costs	1,441.9	1,448.2	1,418.0
Other underwriting expenses	1,402.8	1,312.2	1,238.6
Investment expenses	11.9	12.1	13.9
Service expenses	24.4	24.6	25.0
Interest expense	77.3	82.6	80.8

Total expenses	12,353.2	12,244.5	11,331.3

Net Income
Income before income taxes	2,433.2	2,058.9	2,450.8
Provision for income taxes	785.7	665.0	802.1

Net income	$1,647.5	$1,393.9	$1,648.7

Computation of Earnings Per Share
Basic:
Average shares outstanding	774.3	787.7	851.5

Per share	$2.13	$1.77	$1.94

Diluted:
Average shares outstanding	774.3	787.7	851.5
Net effect of dilutive stock-based compensation	9.5	11.6	13.3

Total equivalent shares	783.8	799.3	864.8

Per share	$2.10	$1.74	$1.91

All share and per share amounts were adjusted for the May 18, 2006, 4-for-1 stock split.
See notes to consolidated financial statements.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-2

Consolidated Balance Sheets

		(millions)
December 31,	2006	2005

Assets
Investments–Available-for-sale, at fair value:
Fixed maturities (amortized cost: $9,959.6 and $10,260.7)	$9,958.9	$10,221.9
Equity securities:
Preferred stocks (cost: $1,761.4 and $1,217.0)	1,781.0	1,220.3
Common equities (cost: $1,469.0 and $1,423.4)	2,368.1	2,058.9
Short-term investments (amortized cost: $581.0 and $773.5)	581.2	773.6

Total investments	14,689.2	14,274.7
Cash	5.6	5.6
Accrued investment income	134.4	133.1
Premiums receivable, net of allowance for doubtful accounts of $122.0 and $116.3	2,498.2	2,500.7
Reinsurance recoverables, including $72.4 and $58.5 on paid losses	433.8	405.7
Prepaid reinsurance premiums	89.5	103.7
Deferred acquisition costs	441.0	444.8
Income taxes	16.8	138.3
Property and equipment, net of accumulated depreciation of $557.0 and $562.0	973.4	758.7
Other assets	200.2	133.3

Total assets	$19,482.1	$18,898.6

Liabilities and Shareholders’ Equity
Unearned premiums	$4,335.0	$4,335.1
Loss and loss adjustment expense reserves	5,725.0	5,660.3
Accounts payable, accrued expenses and other liabilities	1,390.0	1,510.8
Debt[1]	1,185.5	1,284.9

Total liabilities	12,635.5	12,791.1

Shareholders’ equity:
Common Shares, $1.00 par value (authorized 900.0 and 600.0; issued 798.7 and 213.1, including treasury shares of 50.7 and 15.8)	748.0	197.3
Paid-in capital	847.4	848.2
Unamortized restricted stock [2]	—	(62.7)
Accumulated other comprehensive income:
Net unrealized gains on securities	596.8	390.1
Net unrealized gains on forecasted transactions	7.5	8.6
Retained earnings	4,646.9	4,726.0

Total shareholders’ equity	6,846.6	6,107.5

Total liabilities and shareholders’ equity	$19,482.1	$18,898.6

[1]	Includes current and non-current debt. See Note 4 – Debt for further discussion.

[2]	Reclassified pursuant to the adoption of SFAS 123(R); See Note 1 – Reporting and Accounting Policies, “Stock-Based Compensation,” for further discussion.

See notes to consolidated financial statements.

APP.-A-3	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

				(millions–except per share amounts)
For the years ended December 31,	2006		2005		2004

Retained Earnings
Balance, Beginning of year	$4,726.0		$3,812.9		$3,729.8
Net income	1,647.5	$1,647.5	1,393.9	$1,393.9	1,648.7	$1,648.7

Cash dividends on Common Shares ($.0325, $.0300 and $.0275 per share)	(25.0)		(23.7)		(23.3)
Treasury shares purchased[1,2]	(1,111.6)		(457.0)		(1,542.4)
Capitalization of stock split	(585.9)		—		—
Other, net[3]	(4.1)		(.1)		.1

Balance, End of year	$4,646.9		$4,726.0		$3,812.9

Accumulated Other Comprehensive Income (Loss), Net of Tax
Balance, Beginning of year	$398.7		$444.8		$425.0
Changes in:
Net unrealized gains on securities		206.7		(45.0)		16.9
Net unrealized gains on forecasted transactions		(1.1)		(1.1)		(1.0)
Foreign currency translation adjustment		—		—		3.9

Other comprehensive income	205.6	205.6	(46.1)	(46.1)	19.8	19.8

Balance, End of year	$604.3		$398.7		$444.8

Comprehensive Income		$1,853.1		$1,347.8		$1,668.5

Common Shares, $1.00 Par Value Balance, Beginning of year	$197.3		$200.4		$216.4
Stock options exercised	3.7		1.6		2.1
Treasury shares purchased[1,2]	(39.1)		(5.2)		(18.6)
Restricted stock issued, net of forfeitures	.2		.5		.5
Capitalization of stock split	585.9		—		—

Balance, End of year	$748.0		$197.3		$200.4

Paid-In Capital
Balance, Beginning of year	$848.2		$743.3		$688.3
Stock options exercised	39.6		42.6		49.6
Tax benefits from exercise/vesting of stock-based compensation	38.8		41.2		44.3
Treasury shares purchased[1,2]	(63.8)		(20.6)		(67.5)
Restricted stock issued, net of forfeitures	(.2)		41.7		27.3
Amortization of stock-based compensation	27.8		—		—
SFAS 123(R) reclass [4]	(51.5)		—		—
Other[3]	8.5		—		1.3

Balance, End of year	$847.4		$848.2		$743.3

Unamortized Restricted Stock
Balance, Beginning of year	$(62.7)		$(46.0)		$(28.9)
Restricted stock issued, net of forfeitures	—		(42.2)		(40.6)
Restricted stock market value adjustment	—		(8.2)		(.3)
Amortization of restricted stock	—		33.7		23.8
SFAS 123(R) reclass [4]	62.7		—		—

Balance, End of year	$—		$(62.7)		$(46.0)

Total Shareholders’ Equity	$6,846.6		$6,107.5		$5,155.4

[1]	Progressive did not split its treasury shares in conjunction with the May 18, 2006, 4-for-1 stock split. In 2006, we repurchased 3,182,497 Common Shares prior to the stock split and 35,887,246 Common Shares subsequent to the stock split.

[2]	Includes 16.9 million Common Shares purchased pursuant to a “Dutch auction” tender offer in 2004; these shares were purchased at a price of $88 per share, on a pre-split basis, for a total cost of $1.5 billion.

[3]	Primarily reflects activity associated with our deferred compensation plans.

[4]	Upon adoption of SFAS 123(R), companies were required to eliminate any unearned compensation (i.e., contra-equity) accounts against the appropriate equity accounts. As a result, as of January 1, 2006, we were required to reclassify $62.7 million of “Unamortized restricted stock,” of which $51.5 million related to equity awards and $11.2 million related to liability awards.

There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-4

Consolidated Statements of Cash Flows

			(millions)
For the years ended December 31,	2006	2005	2004

Cash Flows From Operating Activities
Net income	$1,647.5	$1,393.9	$1,648.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	103.4	92.4	99.4
Amortization of fixed maturities	225.6	189.6	168.9
Amortization of stock-based compensation	27.6	33.7	23.8
Net realized (gains) losses on securities	9.7	37.9	(79.3)
Net loss on disposition of property and equipment	.9	—	—
Changes in:
Unearned premiums	(.1)	227.1	213.3
Loss and loss adjustment expense reserves	64.7	374.7	709.3
Accounts payable, accrued expenses and other liabilities	7.1	49.5	70.2
Prepaid reinsurance premiums	14.2	16.1	(5.1)
Reinsurance recoverables	(28.1)	(24.1)	(110.3)
Premiums receivable	2.5	(213.5)	(207.6)
Deferred acquisition costs	3.8	(12.6)	(19.9)
Income taxes	10.1	(140.0)	98.5
Tax benefits from exercise/vesting of stock-based compensation[1]	—	41.2	44.3
Other, net	(64.3)	(71.9)	8.3

Net cash provided by operating activities	2,024.6	1,994.0	2,662.5

Cash Flows From Investing Activities
Purchases:
Fixed maturities	(6,294.9)	(9,154.4)	(6,686.3)
Equity securities	(1,131.6)	(852.9)	(678.3)
Short-term investments – auction rate securities	(2,999.3)	(7,935.3)	(6,890.1)
Sales:
Fixed maturities	5,668.2	7,068.6	5,885.7
Equity securities	323.1	152.3	876.3
Short-term investments – auction rate securities	3,215.5	8,053.4	6,552.4
Maturities, paydowns, calls and other:
Fixed maturities	686.1	572.6	639.7
Equity securities	223.5	114.4	78.2
Net sales (purchases) of short-term investments – other	(22.3)	491.8	(390.9)
Net unsettled security transactions	(116.6)	126.6	(43.2)
Purchases of property and equipment	(334.3)	(219.3)	(192.0)
Sale of property and equipment	15.4	36.1	—

Net cash used in investing activities	(767.2)	(1,546.1)	(848.5)

Cash Flows From Financing Activities
Proceeds from exercise of stock options	43.3	44.2	51.7
Tax benefits from exercise/vesting of stock-based compensation[1]	38.8	—	—
Payments of debt	(100.0)	—	(206.0)
Dividends paid to shareholders	(25.0)	(23.7)	(23.3)
Acquisition of treasury shares	(1,214.5)	(482.8)	(1,628.5)

Net cash used in financing activities	(1,257.4)	(462.3)	(1,806.1)

Increase (decrease) in cash	—	(14.4)	7.9
Cash, Beginning of year	5.6	20.0	12.1

Cash, End of year	$5.6	$5.6	$20.0

[1]	Reclassified pursuant to the adoption of SFAS 123(R).

See notes to consolidated financial statements.

APP.-A-5	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
1) Reporting and Accounting Policies
Nature of Operations The Progressive Corporation, an insurance holding company formed in 1965, owned 67 subsidiaries and had 1 mutual insurance company affiliate as of December 31, 2006. Our insurance subsidiaries provide personal and commercial automobile insurance and other specialty property-casualty insurance and related services throughout the United States. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through both an independent insurance agency channel and a direct channel. Our Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses through both the independent agency and direct channels.
Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries and affiliate. All of the subsidiaries and the affiliate are wholly owned or controlled. All intercompany accounts and transactions are eliminated in consolidation.
Estimates We are required to make estimates and assumptions when preparing our financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (GAAP). As estimates develop into fact (e.g., losses are paid), results may, and will likely, differ from those estimates.
Investments Progressive’s fixed-maturity, equity securities and short-term investments are accounted for on an available-for-sale basis.
     Fixed-maturity securities include debt securities and mandatory redeemable preferred stocks, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of our asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs or other economic factors. These securities are carried at fair value with the corresponding unrealized gains (losses), net of deferred income taxes, reported in accumulated other comprehensive income. Fair values are obtained from a recognized pricing service or other quoted sources. The asset-backed portfolio is accounted for under the retrospective method; prepayment assumptions are based on market expectations. The prospective method is used for interest-only and non-investment-grade asset-backed securities as required by current accounting regulations.
     Equity securities include common stocks, nonredeemable preferred stocks and other risk investments and are reported at quoted fair values. Changes in the fair values of these securities, net of deferred income taxes, are reflected as unrealized gains (losses) in accumulated other comprehensive income. Changes in value of foreign equities due to foreign currency exchange rates are limited by foreign currency hedges and would be recognized in income in the current period. We held no foreign equities or foreign currency hedges during 2006 or 2005.
     Short-term investments include auction rate securities (i.e., municipal bonds and preferred stocks). Due to the nature of auction rate securities, these securities are classified as short-term based upon their expected auction date (generally 7-49 days) rather than on their contractual obligation (which are greater than one year at original issuance). In addition to auction rate securities, short-term investments include Eurodollar deposits, commercial paper and other securities expected to mature within one year. Changes in fair values of these securities, net of deferred income taxes, are reflected as unrealized gains (losses) in accumulated other comprehensive income.
     We did not hold any trading securities at December 31, 2006 or 2005. Trading securities are securities bought principally for the purpose of sale in the near term. To the extent we have trading securities, changes in fair value would be recognized in income in the current period. Derivative instruments which may be used for trading purposes or classified as trading derivatives due to the characteristics of the transaction are discussed below.
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
We had no derivative instruments held or issued for risk management purposes at December 31, 2006 or 2005. To the extent we had derivatives held or issued for risk management purposes, these derivative instruments would be recognized as either assets or liabilities and measured at fair value with changes in fair value recognized in income in the period of change.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-6

     At December 31, 2006, we held one credit default swap, classified as a trading derivative, compared to three at December 31, 2005. Changes in the fair value of the trading derivatives are reported as a component of net realized gains (losses) on securities during the current period.
     At December 31, 2006 and 2005, we had no fair value, foreign currency or cash flow hedges. To the extent we hold fair value hedges, changes in the hedge, along with the hedged items, would be recognized in income in the period of change while the hedge was in effect. Gains and losses on foreign currency hedges would offset the foreign exchange gains and losses on the foreign investments. Changes in fair value of cash flow hedges would be reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction. Gains and losses on hedges on forecasted transactions are amortized over the life of the hedged item (see Note 4 – Debt). Hedges on forecasted transactions that no longer qualify for hedge accounting due to lack of correlation would be considered by us as derivatives used for risk management purposes.
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
     For all derivative positions, net cash requirements are limited to changes in fair values, which may vary based upon changes in interest rates, currency exchange rates and other factors. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk.
     Investment securities are exposed to various risks such as interest rate, market and credit risk. Fair values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect portfolio value in the near term. We continually monitor our portfolio for price changes, which might indicate potential impairments, and perform detailed reviews of securities with unrealized losses based on predetermined criteria. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors, or (ii) market-related factors, such as interest rates or equity market declines. When a security in our investment portfolio has an unrealized loss in fair value that is deemed to be other than temporary, we reduce the book value of such security to its current fair value, recognizing the decline as a realized loss in the income statement. Any future changes in fair value, either increases or decreases, are reflected as changes in unrealized gains (losses) as part of accumulated other comprehensive income within shareholders’ equity.
     Realized gains (losses) on securities are computed based on the first-in first-out method and include write-downs on available-for-sale securities considered to have other-than-temporary declines in fair value.
Property and Equipment Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets using accelerated methods for computer equipment and the straight-line method for all other fixed assets. The useful lives range from 3 to 4 years for computer equipment, 10 to 40 years for buildings and improvements, and 3 to 10 years for all other property and equipment. Property and equipment include capitalized software developed or acquired for internal use. Land and buildings comprised 80% and 77% of total property and equipment at December 31, 2006 and 2005, respectively.
     Total interest capitalized was $2.4 million, $1.3 million and $3.9 million in 2006, 2005 and 2004, respectively, relating to construction projects and capitalized computer software costs.
Insurance Premiums and Receivables Insurance premiums written are earned into income on a pro rata basis over the period of risk, based on a daily earnings convention. Accordingly, unearned premiums represent the portion of premiums written that is applicable to the unexpired risk. We provide insurance and related services to individuals and small commercial accounts throughout the United States, and offer a variety of payment plans. Generally, premiums are collected prior to providing risk coverage, minimizing our exposure to credit risk. We perform a policy level evaluation to determine the extent the premiums receivable balance exceeds the unearned premiums balance. We then age this exposure to establish an allowance for doubtful accounts based on prior experience.
Income Taxes The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are net unrealized gains (losses) on securities, loss reserves, unearned premiums reserves, deferred acquisition costs and non-deductible accruals. We review our deferred tax assets for recoverability. At December 31, 2006, we were able to demonstrate that the benefit of our deferred tax assets was fully realizable and, therefore, no valuation allowance was recorded.

APP.-A-7	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Loss and Loss Adjustment Expense Reserves Loss reserves represent the estimated liability on claims reported to us, plus reserves for losses incurred but not recorded (IBNR). These estimates are reported net of amounts recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims and losses. The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income currently. Such loss and loss adjustment expense reserves are susceptible to change in the near term.
Reinsurance Our reinsurance transactions primarily include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures/Plans–“CAIP”), for which we retain no loss indemnity risk (see Note 6 – Reinsurance for further discussion). In addition, we cede auto premiums to state-provided reinsurance facilities. We also cede a portion of the premiums in our non-auto programs to limit our exposure in those particular markets. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums written. Our primary line of business, auto insurance, is written at relatively low limits of liability; as such, we do not believe that we need to mitigate this risk through voluntary reinsurance.
Deferred Acquisition Costs Deferred acquisition costs include commissions, premium taxes and other variable underwriting and direct sales costs incurred in connection with writing business. These costs are deferred and amortized over the policy period in which the related premiums are earned. We consider anticipated investment income in determining the recoverability of these costs. Management believes that these costs will be fully recoverable in the near term. We do not defer any direct-response advertising costs.
Guaranty Fund Assessments We are subject to state guaranty fund assessments, which provide for the payment of covered claims or other insurance obligations of insurance companies deemed insolvent. These assessments are accrued after a formal determination of insolvency has occurred, and we have written the premiums on which the assessments will be based.
Service Revenues and Expenses Our service businesses provide insurance-related services. Service revenues consist primarily of fees generated from processing business for involuntary CAIP plans and are earned on a pro rata basis over the term of the related policies. Service expenses include acquisition expenses for the involuntary plans, which are deferred and amortized over the period in which the related revenues are earned, and costs associated with our other service products.
Stock-Based Compensation As of January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards 123 (revised 2004), “Share-Based Payment” (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors.
     We adopted SFAS 123(R) using the modified prospective method as of January 1, 2006. As a result, our consolidated financial statements for the year ended December 31, 2006, reflect the effect of SFAS 123(R), including the reclassification of any unamortized restricted stock (i.e., unearned compensation) against paid-in capital for restricted stock awards accounted for as “equity awards” and against other liabilities for the restricted stock awards accounted for as “liability awards” (i.e., 2003 and 2004 restricted stock awards deferred pursuant to our deferred compensation plans). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the effect of SFAS 123(R).
     Pursuant to the modified prospective application, we are required to expense the fair value at the grant date of our unvested outstanding stock options. No stock options have been granted after December 31, 2002. We will not incur any additional expense relating to currently outstanding stock options in years subsequent to 2006, since the final vesting date of stock options previously granted was January 1, 2007. Beginning in 2003, we began issuing restricted stock awards as our form of equity compensation to key members of management and non-employee directors in lieu of stock options; our current equity compensation program does not contemplate the issuance of stock options. Compensation expense for restricted stock awards is recognized over the respective vesting periods. The expense for restricted stock is not representative of the effect on net income for future periods due to the phase in of additional awards with three, four and five year vesting periods. In 2007, the expense will be representative of the expense in future years.
     For the year ended December 31, 2006, the pretax expense of our stock-based compensation was $27.6 million (tax benefit of $9.7 million), of which $1.3 million related to our unvested outstanding stock options. The following table shows the effects on net income and earnings per share for prior periods had the fair value based method been applied to all outstanding and unvested stock option awards for the periods presented. We used the modified Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-8

(millions, except per share amounts)	2005	2004

Net income, as reported	$1,393.9	$1,648.7
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all stock option awards, net of related tax effects	(2.6)	(6.3)

Net income, pro forma	$1,391.3	$1,642.4

Earnings per share
Basic – as reported	$1.77	$1.94
Basic – pro forma	1.77	1.93

Diluted – as reported	$1.74	$1.91
Diluted – pro forma	1.74	1.91
In addition, in conjunction with the Financial Accounting Standards Board (FASB) Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards,” we elected to adopt the alternative transition method for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation, and to determine the subsequent effect on the paid-in capital pool and the consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that were outstanding upon the adoption of SFAS 123(R).
     As highlighted above, the adoption of SFAS 123(R) had minimal effect on our financial results. In 2006, under SFAS 123(R), we began to record an estimate for expected forfeitures of restricted stock based on our historical forfeiture rates. Prior to adoption, we accounted for forfeitures as they occurred, as permitted under accounting standards then in effect. In addition, we shortened the vesting periods of certain stock-based awards based on the “qualified retirement” provisions in our incentive compensation plans, under which (among other provisions) the vesting of 50% of outstanding time-based restricted stock awards will accelerate upon retirement if the participant is 55 years of age or older and satisfies certain years-of-service requirements. The cumulative effect of adopting these changes was not material to our financial condition, cash flows or results of operations for the year ended December 31, 2006.
Earnings Per Share Basic earnings per share are computed using the weighted average number of Common Shares outstanding, excluding both time-based and performance-based unvested restricted stock awards. Diluted earnings per share include common stock equivalents assumed outstanding during the period. Our common stock equivalents include stock options and time-based restricted stock awards accounted for as equity awards. In determining the denominator for our diluted earnings per share, we include the impact of pro forma deferred tax assets pursuant to the alternative transition method under SFAS 123(R) for purposes of calculating assumed proceeds under the treasury stock method.
Supplemental Cash Flow Information Cash includes only bank demand deposits. We paid income taxes of $739.0 million, $767.0 million and $709.0 million in 2006, 2005 and 2004, respectively. Total interest paid was $81.3 million during 2006, $85.0 million during 2005 and $91.7 million during 2004. Non-cash activity includes the liability for deferred restricted stock compensation (prior to the adoption of SFAS 123(R)) and the changes in net unrealized gains (losses) on investment securities.
     Progressive effected a 4-for-1 stock split in the form of a stock dividend to shareholders on May 18, 2006. We reflected the issuance of the additional Common Shares by transferring $585.9 million from retained earnings to the common stock account. All share, per share and equivalent share amounts and stock prices were adjusted to give effect to the split. Treasury shares were not split.
New Accounting Standards In July 2006, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” was issued, which provides guidance for recognizing and measuring the financial statement impact of tax positions taken or expected to be taken in a tax return. This interpretation was effective beginning January 1, 2007. Progressive analyzed its tax positions in accordance with this interpretation and determined that it did not result in any changes to our reserve for uncertain tax positions. As a result, no adjustment to January 1, 2007 retained earnings was required.
     In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments,” which amends portions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activity,” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 provides guidance for accounting for certain securities with embedded derivative instruments and was effective for financial instruments issued or acquired after an entity’s first fiscal year that begins after September 15, 2006 (January 1, 2007 for calendar-year companies). Since this statement is applied on a prospective basis, it did not impact our historical financial statements. To the extent we acquire hybrid financial instruments with embedded derivatives after January 1, 2007, the change in fair value of such securities will be reflected in our income statement.

APP.-A-9	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

     In September 2006, the FASB issued SFAS 157, “Fair Value Measurements,” and SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS 157 does not require any new fair value measurements, but provides consistency and comparability in fair value measurements and expands disclosure about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for calendar-year companies) and will not have an effect on our financial condition, cash flows or results of operations. We also believe that SFAS 157 will not require any significant changes in our disclosure of fair value for our investment portfolio.
     The recognition and disclosure provisions of SFAS 158, which require companies to recognize the over- or under-funded status of defined benefit postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income, were effective at December 31, 2006 for calendar-year companies. Progressive does not have a defined benefit pension plan, but provides postretirement health and life benefits to all employees who met age and service requirements at December 31, 1988. Since there are only approximately 100 members in this group and the entire under-funded obligation is currently recognized in our consolidated balance sheet, this standard does not have a material impact on our financial condition, cash flows or results of operations.
     In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Quantifying Financial Misstatements.” SAB 108 provides guidance for companies to quantify financial statement misstatements based on the effect of the misstatement on each of the company’s financial statements, including the consideration of the effects of the carryover and reversal of prior-year misstatements. The cumulative effect of applying SAB 108 may be recognized as an adjustment to retained earnings as of the beginning of the first fiscal year after November 15, 2006 (January 1, 2007 for calendar-year companies). Progressive has determined that SAB 108 did not have a material impact on our financial condition, cash flows or results of operations.
     Excluding the new standards discussed above, the other accounting standards recently issued by the FASB, Statements of Position and Practice Bulletins issued by the American Institute of Certified Public Accountants and consensus positions of the Emerging Issues Task Force are currently not applicable to us and, therefore, would have no effect on our financial condition, cash flows or results of operations.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-10

2) Investments
The composition of the investment portfolio at December 31 was:

		Gross	Gross		% of
		Unrealized	Unrealized	Fair	Total
(millions)	Cost	Gains	Losses	Value	Portfolio

2006
Fixed maturities:
U.S. government obligations	$3,195.1	$23.3	$(15.0)	$3,203.4	21.8%
State and local government obligations	3,124.2	18.4	(22.9)	3,119.7	21.2
Foreign government obligations	29.8	.1	(.1)	29.8	.2
Corporate and U.S. agency debt securities	1,125.0	5.6	(13.8)	1,116.8	7.6
Asset-backed securities	2,387.4	24.0	(21.3)	2,390.1	16.3
Redeemable preferred stock	98.1	3.4	(2.4)	99.1	.7

Total fixed maturities	9,959.6	74.8	(75.5)	9,958.9	67.8

Short-term investments:
Auction rate municipal obligations	99.4	—	—	99.4	.7
Auction rate preferred stocks	69.2	.2	—	69.4	.5
Other short-term investments	412.4	—	—	412.4	2.8

Total short-term investments	581.0	.2	—	581.2	4.0

Preferred stocks	1,761.4	31.5	(11.9)	1,781.0	12.1
Common equities	1,469.0	904.0	(4.9)	2,368.1	16.1

	$13,771.0	$1,010.5	$(92.3)	$14,689.2	100.0%

2005
Fixed maturities:
U.S. government obligations	$2,249.0	$7.3	$(11.0)	$2,245.3	15.7%
State and local government obligations	3,637.7	29.6	(31.4)	3,635.9	25.5
Foreign government obligations	30.3	.2	(.2)	30.3	.2
Corporate and U.S. agency debt securities	1,837.6	6.7	(31.7)	1,812.6	12.7
Asset-backed securities	2,386.6	17.9	(28.5)	2,376.0	16.6
Redeemable preferred stock	119.5	3.1	(.8)	121.8	.9

Total fixed maturities	10,260.7	64.8	(103.6)	10,221.9	71.6

Short-term investments:
Auction rate municipal obligations	280.2	—	—	280.2	2.0
Auction rate preferred stocks	105.0	.2	(.1)	105.1	.7
Other short-term investments	388.3	—	—	388.3	2.7

Total short-term investments	773.5	.2	(.1)	773.6	5.4

Preferred stocks	1,217.0	17.0	(13.7)	1,220.3	8.6
Common equities	1,423.4	650.3	(14.8)	2,058.9	14.4

	$13,674.6	$732.3	$(132.2)	$14,274.7	100.0%

See Note 10 – Other Comprehensive Income for changes in the net unrealized gains (losses) during the period.
At December 31, 2006, bonds in the principal amount of $130.5 million were on deposit to meet state insurance regulatory and/or rating agency requirements. We did not have any securities of any one issuer with an aggregate cost or fair value exceeding ten percent of total shareholders’ equity at December 31, 2006 or 2005. At December 31, 2006, we had fixed-maturity securities with a fair value of $1.1 million that were non-income producing during the preceding 12 months.

APP.-A-11	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

The components of net investment income for the years ended December 31 were:

(millions)	2006	2005	2004

Fixed maturities	$481.7	$399.0	$374.6
Preferred stocks	84.4	61.5	49.3
Common equities	43.1	37.2	41.2
Short-term investments:
Auction rate municipal obligations	1.8	5.4	1.8
Auction rate preferred stocks	5.8	6.8	4.2
Other short-term investments	31.0	26.8	13.3

Investment income	647.8	536.7	484.4
Investment expenses	(11.9)	(12.1)	(13.9)

Net investment income	$635.9	$524.6	$470.5

The components of net realized gains (losses) for the years ended December 31 were:

(millions)	2006	2005	2004

Gross realized gains:
Fixed maturities	$47.9	$47.4	$105.5
Preferred stocks	.6	—	7.9
Common equities	24.7	15.6	56.1
Short-term investments:
Auction rate municipal obligations	.1	.1	.1

	73.3	63.1	169.6

Gross realized losses:
Fixed maturities	(62.4)	(76.2)	(23.8)
Preferred stocks	(11.1)	(2.3)	(9.7)
Common equities	(9.2)	(22.5)	(56.6)
Short-term investments:
Auction rate municipal obligations	(.1)	—	—
Auction rate preferred stocks	(.2)	—	(.2)

	(83.0)	(101.0)	(90.3)

Net realized gains (losses) on securities:
Fixed maturities	(14.5)	(28.8)	81.7
Preferred stocks	(10.5)	(2.3)	(1.8)
Common equities	15.5	(6.9)	(.5)
Short-term investments:
Auction rate municipal obligations	—	.1	.1
Auction rate preferred stocks	(.2)	—	(.2)

	$(9.7)	$(37.9)	$79.3

Per share (diluted basis)	$(.01)	$(.03)	$.06

For 2006, 2005 and 2004, net realized gains (losses) on securities include $1.9 million, $16.4 million and $7.8 million, respectively, of write-downs in securities determined to have had an other-than-temporary decline in fair value for securities held at December 31.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-12

The components of gross unrealized losses at December 31, 2006 and 2005 were:

		Unrealized Losses
	Total
	Fair		Less than	12 months
(millions)	Value	Total	12 Months	or greater[1]

2006
Fixed maturities	$6,128.4	$(75.5)	$(6.7)	$(68.8)
Preferred stocks	494.3	(11.9)	(.4)	(11.5)
Common equities	97.2	(4.9)	(4.3)	(.6)
Short-term investments	—	—	—	—

	$6,719.9	$(92.3)	$(11.4)	$(80.9)

2005
Fixed maturities	$6,395.1	$(103.6)	$(44.2)	$(59.4)
Preferred stocks	579.8	(13.7)	(6.1)	(7.6)
Common equities	198.3	(14.8)	(14.6)	(.2)
Short-term investments	50.0	(.1)	(.1)	—

	$7,223.2	$(132.2)	$(65.0)	$(67.2)

[1]	The fair value for securities in an unrealized loss position for 12 months or greater was $4,832.2 million at December 31, 2006 and $2,610.0 million at December 31, 2005.
None of the securities presented in the table above was deemed to have any fundamental issues, and approximately 96% of these securities had a decline in fair value that is less than 15% from its original value, which would lead us to believe that none of these securities was other-than-temporarily impaired. We have the intent and ability to hold the fixed-maturity securities and preferred stocks, and will do so, as long as the securities continue to remain consistent with our investment strategy. We may retain the common stocks to maintain correlation to the Russell 1000 Index as long as the portfolio and index correlation remain similar. If our strategy were to change and these securities were determined to be other-than-temporarily impaired, we would recognize a write-down in accordance with our stated policy.
     At December 31, 2006 and 2005, we did not hold any trading securities. We did not have any net realized gains (losses) on trading securities for the years ended December 31, 2006, 2005 and 2004.
     Derivative instruments may also be used for trading purposes or classified as trading derivatives due to characteristics of the transaction. During 2006, we closed our credit default protection derivatives, which were held on several issuers and matched with Treasury securities that had equivalent principal and maturities to replicate cash bond positions. The combined positions generated a net gain (loss) of $9.9 million for 2006, compared to $(7.6) million and $(1.4) million for 2005 and 2004, respectively. The amount and results of the derivative and Treasury positions are immaterial to our financial condition, cash flows and results of operations and are reported as part of the available-for-sale portfolio, with the net gain reported as a component of net realized gains (losses) on securities.
     In 2006, we purchased default protection, in the form of a credit default swap, on a standard tranche of a commonly traded index of 125 investment-grade credits, with a notional amount of $40 million. This derivative will benefit from an increase in the market price of default risk. The amount and results of the derivative position are immaterial to our financial condition, cash flows and results of operations and are reported as part of the available-for-sale portfolio, with the net gain ($.1 million in 2006) reported as a component of net realized gains (losses) on securities and the expense ($.1 million in 2006) reported as a component of net investment income.

APP.-A-13	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

The composition of fixed maturities by maturity at December 31, 2006, was:

		Fair
(millions)	Cost	Value

Less than one year	$480.4	$479.6
One to five years	6,722.6	6,703.6
Five to ten years	2,678.6	2,696.9
Ten years or greater	78.0	78.8

	9,959.6	9,958.9
Auction rate municipal obligations	99.4	99.4

	$10,059.0	$10,058.3

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
3) Income Taxes
The components of our income tax provision were as follows:

(millions)	2006	2005	2004

Current tax provision	$798.6	$696.7	$794.0
Deferred tax expense (benefit)	(12.9)	(31.7)	8.1

Total income tax provision	$785.7	$665.0	$802.1

The provision for income taxes in the accompanying consolidated statements of income differed from the statutory rate as follows:

(millions)	2006		2005		2004

Income before income taxes	$2,433.2		$2,058.9		$2,450.8

Tax at statutory rate	$851.6	35%	$720.6	35%	$857.8	35%
Tax effect of:
Exempt interest income	(35.9)	(2)	(34.8)	(2)	(29.8)	(1)
Dividends received deduction	(27.2)	(1)	(22.2)	(1)	(19.1)	(1)
Other items, net	(2.8)	—	1.4	—	(6.8)	—

Total income tax provision	$785.7	32%	$665.0	32%	$802.1	33%

At December 31, 2006, we have a capital loss carryforward of $10.4 million, which will expire on December 31, 2011.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-14

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2006 and 2005, the components of the net deferred tax assets were as follows:

(millions)	2006	2005

Deferred tax assets:
Unearned premiums reserve	$300.7	$299.5
Non-deductible accruals	145.8	129.0
Loss reserves	120.6	128.8
Write-downs on securities	13.9	16.4
Other	5.2	4.6
Deferred tax liabilities:
Deferred acquisition costs	(154.4)	(155.7)
Net unrealized gains on securities	(321.4)	(210.0)
Hedges on forecasted transactions	(4.0)	(4.6)
Depreciable assets	(52.4)	(52.0)
Other	(15.0)	(19.1)

Net deferred tax assets	39.0	136.9
Net income taxes (payable) recoverable	(22.2)	1.4

Income taxes	$16.8	$138.3

4) Debt
Debt at December 31 consisted of:

	2006		2005
	Carrying	Fair	Carrying	Fair
(millions)	Value	Value	Value	Value

7.30% Notes due 2006 (issued: $100.0, May 1996)	$—	$—	$100.0	$101.0
6.375% Senior Notes due 2012 (issued: $350.0, December 2001)	348.3	365.4	348.0	372.7
7% Notes due 2013 (issued: $150.0, October 1993)	149.1	163.2	149.0	166.6
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	294.3	325.2	294.2	331.5
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	393.8	414.0	393.7	424.1

	$1,185.5	$1,267.8	$1,284.9	$1,395.9

Debt includes amounts we have borrowed and contributed to the capital of our insurance subsidiaries or borrowed for other business purposes. Fair values are obtained from publicly quoted sources. Interest on all debt is payable semiannually and all principal is due at maturity. There are no restrictive financial covenants or credit rating triggers.
     The 7.30% Notes were repaid during 2006, at their scheduled maturity. The 6.375% Senior Notes, the 6 5/8% Senior Notes and the 6.25% Senior Notes (collectively, “Senior Notes”) may be redeemed in whole or in part at any time, at the option of Progressive, subject to a “make whole” provision. The 7% Notes are noncallable.
     Prior to issuance of the Senior Notes, we entered into forecasted debt issuance hedges against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed. We recognized, as part of accumulated other comprehensive income, unrealized gains (losses) of $18.4 million, $(4.2) million and $5.1 million associated with the 6.375% Senior Notes, the 6 5/8% Senior Notes and the 6.25% Senior Notes, respectively. The gains (losses) on these hedges are recognized as adjustments to interest expense and are amortized over the life of the related debt issuances.
     In December 2005, we entered into an uncommitted line of credit with National City Bank in the principal amount of $125 million, replacing a prior credit facility with National City Bank for $100 million, which had the same material terms. No commitment fees are required to be paid. There are no rating triggers under this line of credit. We had no borrowings under these arrangements at December 31, 2006 or 2005. Interest on amounts borrowed would generally accrue at the one month London interbank offered rate (LIBOR) plus .375%.
     Aggregate principal payments on debt outstanding at December 31, 2006, are $0 for each of the next 5 years and $1.2 billion thereafter.

APP.-A-15	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

5) Loss and Loss Adjustment Expense Reserves
Activity in the loss and loss adjustment expense reserves is summarized as follows:

(millions)	2006	2005	2004

Balance at January 1	$5,660.3	$5,285.6	$4,576.3
Less reinsurance recoverables on unpaid losses	347.2	337.1	229.9

Net balance at January 1	5,313.1	4,948.5	4,346.4

Incurred related to:
Current year	9,641.8	9,720.7	8,664.1
Prior years	(246.9)	(355.9)	(109.1)

Total incurred	9,394.9	9,364.8	8,555.0

Paid related to:
Current year	6,682.3	6,644.7	5,719.2
Prior years	2,662.1	2,355.5	2,233.7

Total paid	9,344.4	9,000.2	7,952.9

Net balance at December 31	5,363.6	5,313.1	4,948.5
Plus reinsurance recoverables on unpaid losses	361.4	347.2	337.1

Balance at December 31	$5,725.0	$5,660.3	$5,285.6

Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while sustaining minimal variation from the date that the reserves are initially established until losses are fully developed. Our reserves developed favorably in 2006, 2005 and 2004. Total development consists of net changes made by our actuarial department on prior accident year reserves, based on regularly scheduled reviews, claims settling for more or less than reserved, emergence of unrecorded claims at rates different than reserved and changes in reserve estimates by claim representatives. The continued recognition of more modest increases in loss severity for prior accident years than had been previously estimated, contributed to our favorable prior year reserve development.
     Because we are primarily an insurer of motor vehicles, we have limited exposure to environmental, asbestos and general liability claims. We have established reserves for such exposures, in amounts that we believe to be adequate based on information currently known. These claims will not have a material effect on our liquidity, financial condition, cash flows or results of operations.
     We write personal and commercial auto insurance in the coastal states, which could be exposed to hurricanes or other natural catastrophes. Although the occurrence of a major catastrophe could have a significant effect on our monthly or quarterly results, we believe that, based on historical performance, such an event would not be so material as to disrupt the overall normal operations of Progressive. We are unable to predict the frequency or severity of any such events that may occur in the near term or thereafter.
6) Reinsurance
Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to Progressive. We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk to minimize our exposure to significant losses from reinsurer insolvencies.
The effect of reinsurance on premiums written and earned for the years ended December 31 was as follows:

	2006		2005		2004
(millions)	Written	Earned	Written	Earned	Written	Earned

Direct premiums	$14,386.2	$14,386.3	$14,293.4	$14,066.2	$13,694.1	$13,480.8
Ceded	(254.2)	(268.4)	(285.8)	(301.8)	(316.0)	(310.9)

Net premiums	$14,132.0	$14,117.9	$14,007.6	$13,764.4	$13,378.1	$13,169.9

Our ceded premiums are primarily attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures/Plans (CAIP) and premiums ceded to state-provided reinsurance facilities, for which we retain no loss indemnity risk.
     At December 31, 2006, 47% of the “prepaid reinsurance premiums” were comprised of CAIP, compared to 53% at December 31, 2005. As of December 31, 2006, approximately 40% of the “reinsurance recoverables” were comprised of CAIP, compared to 45% as of December 31,
THE PROGRESSIVE CORPORATION AND SUBSIDIARIES                     APP.-A-16

2005. The remainder of the “prepaid reinsurance premiums” and “reinsurance recoverables” was primarily related to state-mandated and non-auto programs.
     Losses and loss adjustment expenses were net of reinsurance ceded of $196.3 million in 2006, $197.9 million in 2005 and $271.9 million in 2004.
7) Statutory Financial Information
At December 31, 2006, $475.5 million of consolidated statutory policyholders’ surplus represents net admitted assets of our insurance subsidiaries and affiliate that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.
     During 2006, the insurance subsidiaries paid aggregate cash dividends of $1,603.1 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $1,402.6 million in 2007 without prior approval from regulatory authorities, provided the dividend payments are not within 12 months of previous dividends paid by the applicable subsidiary.
     Consolidated statutory policyholders’ surplus was $4,963.7 million and $4,674.1 million at December 31, 2006 and 2005, respectively. Statutory net income was $1,603.2 million, $1,393.5 million and $1,659.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.
8) Employee Benefit Plans
Retirement Plans Progressive has a two-tiered Retirement Security Program. The first tier is a defined contribution pension plan covering all employees who meet requirements as to age and length of service. Company contributions vary from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service and may be invested by a participant in any of the investment funds available under the plan. Company contributions were $21.9 million in 2006, $19.5 million in 2005 and $17.2 million in 2004.
     The second tier is a long-term savings plan under which Progressive matches, up to a maximum of 3% of the employee’s eligible compensation, amounts contributed to the plan by an employee. Company matching contributions may be invested by a participant in any of the investment funds available under the plan. Company matching contributions were $29.6 million in 2006, $26.8 million in 2005 and $23.4 million in 2004.
Postemployment Benefits Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation, and, if elected, continuation of health-care benefits for specified periods. The liability was $23.2 million at December 31, 2006, compared to $21.0 million in 2005.
Postretirement Benefits We provide postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. There are approximately 100 members in this group of employees. Our funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide for benefits attributed to past service employees have rendered.
Incentive Compensation Plans — Employees Our incentive compensation includes both non-equity incentive plans (cash) and equity incentive plans (stock-based). The cash incentive compensation includes a cash bonus program for a limited number of senior executives and Gainsharing programs for other employees; the bases of these programs are similar in nature. The stock-based incentive compensation plans provide for the granting of restricted stock awards to key members of management. Prior to 2003, we granted non-qualified stock options as stock-based incentive compensation (see below). The amounts charged to income for the incentive compensation plans for the years ended December 31 were:

(millions)	2006	2005	2004

Cash	$197.7	$235.9	$260.7
Stock-based	27.6	33.7	23.8
APP.-A-17                     THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Our 2003 Incentive Plan, which provides for the granting of stock-based awards, including restricted stock awards, to key employees of Progressive, has 19.4 million shares currently authorized, after adjusting for the 4-for-1 stock split and net of restricted stock awards cancelled; 13.4 million shares remain available for future restricted stock grants. Our 1995 Incentive Plan and 1989 Incentive Plan have expired; however, awards made under those plans prior to their respective expirations are still in effect.
     In 2003, we began issuing restricted stock awards in lieu of stock options. The restricted stock awards are issued as either time-based or performance-based awards. The time-based awards vest in equal installments upon the lapse of specified periods of time, typically three, four and five year periods. The vesting period (i.e., requisite service period) must be a minimum of six months and one day. The performance-based awards vest upon the achievement of predetermined performance goals. The performance-based awards are granted to approximately 50 executives and senior managers, in addition to their time-based awards, to provide additional compensation for achieving pre-established profitability and growth targets. Generally, the restricted stock awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant. However, for restricted stock awards granted in 2003 and 2004, that were deferred pursuant to our deferred compensation plan, we record expense on a pro rata basis based on the current market value of Common Shares at the end of the reporting period; these awards are accounted for as liability awards since distributions from the deferred compensation plan will be made in cash.
     Prior to 2003, we granted nonqualified stock options for periods up to ten years. These options became exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All remaining options vested on January 1, 2007. All options granted had an exercise price equal to the market value of the Common Shares on the date of grant and, under the then applicable accounting guidance, no compensation expense was recorded. Pursuant to the adoption of SFAS 123(R), on January 1, 2006, we began expensing the remaining unvested stock option awards (see Note 1 – Reporting and Accounting Policies, “Stock-Based Compensation,” for further discussion). All option exercises are settled in Progressive Common Shares from either existing treasury shares or newly issued shares.
A summary of all employee restricted stock activity during the years ended December 31 follows:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Grant Date	Number of	Grant Date	Number of	Grant Date
Restricted Shares	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Beginning of year	5,442,988	$20.21	3,663,364	$18.89	2,198,592	$16.45

Add (deduct):
Granted	1,828,198	26.50	1,942,784	22.62	1,969,664	21.04
Vested	(567,824)	16.60	(2,728)	18.45	(399,472)	16.39
Forfeited	(470,840)	21.74	(160,432)	19.37	(105,420)	17.65

End of year	6,232,522	$22.27	5,442,988	$20.21	3,663,364	$18.89

Available, end of year[1]	13,448,514		15,276,712		45,775,468

[1]	Represents shares available under the 2003 Incentive Plan. The 1995 Incentive Plan expired in February 2005, and the remaining shares thereunder are no longer available for future issuance.
There were 447,608 shares of non-deferred restricted stock awards that vested during the year ended December 31, 2006. The aggregate pretax intrinsic value of these non-deferred awards, based on the average of the high and low stock price on the day prior to vesting, was $5.6 million. There was no intrinsic value attributed to the 120,216 shares under deferred restricted stock awards that vested during the year ended December 31, 2006, since, as previously discussed, these awards were granted in 2003 or 2004 and, therefore, were expensed based on the current market value at the end of each reporting period.
THE PROGRESSIVE CORPORATION AND SUBSIDIARIES                     APP.-A-18

A summary of all employee stock option activity during the year ended December 31, 2006 follows:

		Weighted
		Average
	Number of	Grant Date
Nonvested stock options outstanding	Shares	Fair Value

Beginning of period	4,232,220	$4.76

Deduct:
Vested	(3,053,352)	4.36
Forfeited	(91,002)	5.81

End of period	1,087,866	$5.82

	2006		2005		2004
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
Options Outstanding	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Beginning of year	19,621,476	$8.44	26,358,004	$8.01	34,900,148	$7.61
Deduct:
Exercised	(5,649,193)	7.55	(6,581,264)	6.67	(8,100,624)	6.23
Forfeited	(225,062)	12.09	(155,264)	10.82	(441,520)	8.86

End of year	13,747,221	$8.75	19,621,476	$8.44	26,358,004	$8.01

Exercisable, end of year	12,659,355	$8.38	15,389,256	$7.82	15,704,856	$7.50

The total pretax intrinsic value of options exercised during the year ended December 31, 2006, was $102.8 million, based on the actual stock price at time of exercise.
During the year ended December 31, 2006, we recognized $27.6 million, or $17.9 million after taxes, of compensation expense related to our outstanding unvested restricted stock and stock option awards. At December 31, 2006, the total compensation cost related to unvested restricted stock awards not yet recognized was $71.1 million. This compensation expense will be recognized into the income statement over the weighted average vesting period of 2.26 years.
The following employee stock options were outstanding or exercisable as of December 31, 2006:

				Weighted
				Average
		Weighted	Aggregate	Remaining
	Number of	Average	Intrinsic Value	Contractual
	Shares	Exercise Price	(in millions)	Life

Options outstanding	13,747,221	$8.75	$212.7	3.48 years
Options exercisable	12,659,355	$8.38	$200.5	3.35 years
The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on our closing stock price of $24.22 as of December 31, 2006, which would have been received by the option holders had all option holders exercised their options as of that date. All of the exercisable options at December 31, 2006, were “in-the-money.”
Directors Our 2003 Directors Equity Incentive Plan, which provides for the granting of stock-based awards, including restricted stock awards to non-employee directors of Progressive, has 1.4 million shares currently authorized, after adjusting for the 4-for-1 stock split and net of restricted stock awards cancelled; 1.2 million shares remain available for future restricted stock grants. Our 1998 Directors’ Stock Option Plan, under which additional awards are not expected to be made, will expire on April 24, 2008; however, awards made under this plan prior to its expiration are still in effect.
     In 2003, we began issuing restricted stock awards to non-employee directors as the equity component of their compensation. The restricted stock awards are issued as time-based awards. The vesting period (i.e., requisite service period) must be a minimum of six months and one day. The time-based awards granted to date vest eleven months from the date of grant. The restricted stock awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.
APP.-A-19                     THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

     Prior to 2003, we granted nonqualified stock options as the equity component of the directors compensation. These options were granted for periods up to ten years, became exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All options granted had an exercise price equal to the market value of the Common Shares on the date of grant and, under the then applicable accounting guidance, no compensation expense was recorded. All option exercises are settled in Progressive Common Shares from either existing treasury shares or newly issued shares.
     In April 2006, we began granting restricted stock awards to non-employee directors as their sole compensation as a member of the Board of Directors. From April 2003 through April 2006, we issued restricted stock awards in addition to other fees.
A summary of all directors restricted stock activity during the years ended December 31 follows:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Grant Date	Number of	Grant Date	Number of	Grant Date
Restricted Shares	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Beginning of year	50,244	$21.91	48,968	$22.47	64,408	$16.39

Add (deduct):
Granted	66,031	26.64	50,244	21.91	48,968	22.47
Vested	(50,244)	21.91	(48,968)	22.47	(64,408)	16.39

End of year	66,031	$26.64	50,244	$21.91	48,968	$22.47

Available, end of year[1]	1,170,349		1,236,380		1,286,624

[1]	Represents shares available under the 2003 Directors Equity Incentive Plan.
A summary of all directors stock option activity during the years ended December 31 follows:

	2006		2005		2004
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
Options Outstanding	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Beginning of year	873,108	$8.20	969,108	$7.79	1,244,244	$7.24
Deduct:
Exercised	(100,444)	5.18	(96,000)	4.06	(275,136)	5.31

End of year	772,664	$8.59	873,108	$8.20	969,108	$7.79

Exercisable, end of year[1]	772,664	$8.59	873,108	$8.20	969,108	$7.79

[1]	There are still 1,627,824 shares available under the 1998 Directors’ Stock Option Plan; our current policy is to issue restricted stock in lieu of stock options.
Deferred Compensation We maintain The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan), that permits eligible executives to defer receipt of some or all of their annual bonuses or all of their annual restricted stock awards. Deferred cash compensation is deemed invested in one or more investment funds, including Common Shares of Progressive, offered under the Deferral Plan and recommended by the participant. All distributions from the Deferral Plan pursuant to deferred cash compensation will be paid in cash. Prior to February 2004, distributions representing cash amounts deemed invested in Common Shares were made in-kind.
     For all restricted stock awards granted on or after March 17, 2005, and deferred pursuant to the Deferral Plan, the deferred amounts will be deemed invested in Common Shares and ineligible for transfer to other investment funds in the Deferral Plan; all distributions will be made in-kind. For all awards granted prior to March 17, 2005, the deferred amounts are eligible to be transferred to any of the funds in the Deferral Plan; distributions of these deferred awards will be made in cash.
     We reserved 3,600,000 Common Shares for issuance under the Deferral Plan, after adjusting for the 4-for-1 stock split. An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan. At December 31, 2006 and 2005, the trust held assets of $85.9 million and $75.4 million, respectively, of which $13.1 million and $17.2 million were held in Progressive’s Common Shares.
THE PROGRESSIVE CORPORATION AND SUBSIDIARIES                      APP.-A-20

9) Segment Information
We write personal automobile and other specialty property-casualty insurance and provide related services throughout the United States. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles. The Personal Lines segment includes both the Agency and Direct Businesses. The Agency Business includes business written by our network of more than 30,000 independent insurance agencies and strategic alliance business relationships (other insurance companies, financial institutions and national brokerage agencies). The Direct Business includes business written online and by phone.
     Our Commercial Auto segment generates business in the specialty truck and light and local commercial auto markets. This segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses and is primarily distributed through the independent agency channel.
     Our other indemnity businesses primarily include writing professional liability insurance for community banks and managing our run-off businesses.
     Our service businesses include providing insurance-related services, primarily processing CAIP business.
     All revenues are generated from external customers and we do not have a reliance on any major customer.
     We evaluate segment profitability based on pretax underwriting profit (loss) for the Personal Lines, Commercial Auto and other indemnity businesses and pretax profit (loss) for the service businesses. Pretax underwriting profit (loss) is calculated as follows:

Net premiums earned
Less: Losses and loss adjustment expenses
Policy acquisition costs
Other underwriting expenses
Pretax underwriting profit (loss)
Service businesses profit (loss) is the difference between service business revenues and service business expenses.
     Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We do not allocate assets or income taxes to operating segments. In addition, we do not separately identify depreciation and amortization expense by segment and such disclosure would be impractical. Companywide depreciation expense was $103.4 million in 2006, $92.4 million in 2005 and $99.4 million in 2004. The accounting policies of the operating segments are the same as those described in Note 1 – Reporting and Accounting Policies.
Following are the operating results for the years ended December 31:

	2006		2005		2004
		Pretax		Pretax		Pretax
(millions)	Revenues	Profit (Loss)	Revenues	Profit (Loss)	Revenues	Profit (Loss)

Personal Lines
Agency	$7,903.6	$936.7	$7,993.1	$857.6	$7,893.7	$1,108.2
Direct	4,337.4	568.6	4,076.2	475.7	3,718.2	525.6

Total Personal Lines[1]	12,241.0	1,505.3	12,069.3	1,333.3	11,611.9	1,633.8

Commercial Auto	1,851.9	366.5	1,667.8	298.0	1,524.1	321.4
Other indemnity	25.0	6.5	27.3	7.9	33.9	3.1

Total underwriting operations	14,117.9	1,878.3	13,764.4	1,639.2	13,169.9	1,958.3

Service businesses	30.4	6.0	40.2	15.6	48.5	23.5
Investments[2]	638.1	626.2	498.8	486.7	563.7	549.8
Interest expense	—	(77.3)	—	(82.6)	—	(80.8)

	$14,786.4	$2,433.2	$14,303.4	$2,058.9	$13,782.1	$2,450.8

[1]	Private passenger automobile insurance accounted for 91% of the total Personal Lines segment net premiums earned in 2006 and 92% in 2005 and 93% in 2004; recreational vehicles accounted for the balance of the Personal Lines net premiums earned.

[2]	Revenues represent recurring investment income and net realized gains (losses) on securities; pretax profit is net of investment expenses.
APP.-A-21                     THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Progressive’s management uses underwriting margin and combined ratio as primary measures of underwriting profitability. The underwriting margin is the pretax underwriting profit (loss) expressed as a percent of net premiums earned (i.e., revenues). Combined ratio is the complement of the underwriting margin. Following are the underwriting margins/combined ratios for our underwriting operations for the years ended December 31:

	2006		2005		2004
	Underwriting	Combined	Underwriting	Combined	Underwriting	Combined
	Margin	Ratio	Margin	Ratio	Margin	Ratio

Personal Lines
Agency	11.9%	88.1	10.7%	89.3	14.0%	86.0
Direct	13.1	86.9	11.7	88.3	14.1	85.9
Total Personal Lines	12.3	87.7	11.0	89.0	14.1	85.9
Commercial Auto	19.8	80.2	17.9	82.1	21.1	78.9
Other indemnity[1]	NM	NM	NM	NM	NM	NM
Total underwriting operations	13.3	86.7	11.9	88.1	14.9	85.1

[1]	Underwriting margins/combined ratios are not meaningful (NM) for our other indemnity businesses due to the insignificant amount of premiums earned by such businesses.
10) Other Comprehensive Income
The components of other comprehensive income for the years ended December 31 were as follows:

	2006			2005			2004
		Tax			Tax			Tax
		(Provision)	After		(Provision)	After		(Provision)	After
(millions)	Pretax	Benefit	Tax	Pretax	Benefit	Tax	Pretax	Benefit	Tax

Unrealized gains (losses) arising during period:
Fixed maturities	$10.7	$(3.7)	$7.0	$(138.7)	$48.6	$(90.1)	$(48.0)	$16.8	$(31.2)
Equity securities	292.3	(102.3)	190.0	135.8	(47.5)	88.3	241.4	(84.5)	156.9

Reclassification adjustment:[1]
Fixed maturities	27.5	(9.7)	17.8	(12.0)	4.2	(7.8)	(74.4)	26.0	(48.4)
Equity securities	(12.4)	4.3	(8.1)	(54.4)	19.0	(35.4)	(93.0)	32.6	(60.4)

Change in unrealized gains	318.1	(111.4)	206.7	(69.3)	24.3	(45.0)	26.0	(9.1)	16.9
Net unrealized gains on forecasted transactions[2]	(1.8)	.7	(1.1)	(1.7)	.6	(1.1)	(1.5)	.5	(1.0)
Foreign currency translation adjustment[3]	—	—	—	—	—	—	3.9	—	3.9

Other comprehensive income	$316.3	$(110.7)	$205.6	$(71.0)	$24.9	$(46.1)	$28.4	$(8.6)	$19.8

[1]	Represents adjustments for gains (losses) realized in net income for securities held in the portfolio at December 31 of the preceding year.

[2]	Entered into for the purpose of managing interest rate risk associated with our debt issuances. See Note 4 – Debt. We expect to reclassify $1.9 million into income within the next 12 months.

[3]	Foreign currency translation adjustments have no tax effect.
THE PROGRESSIVE CORPORATION AND SUBSIDIARIES                     APP.-A-22

11) Litigation
The Progressive Corporation and/or its insurance subsidiaries are named as a defendant in various lawsuits arising out of the insurance operations of the insurance subsidiaries. All legal actions relating to claims made under insurance policies are considered by us in establishing our loss and loss adjustment expense reserves.
     In addition, The Progressive Corporation and/or its insurance subsidiaries are named as a defendant in a number of class action or individual lawsuits arising out of the insurance operations of the insurance subsidiaries. Other insurance companies face many of these same issues. The lawsuits discussed below are in various stages of development. We plan to contest these suits vigorously, but may pursue settlement negotiations if appropriate in some cases. The outcomes of these cases are uncertain at this time. In accordance with GAAP, we are only permitted to establish loss reserves for lawsuits when it is probable that a loss has been incurred and we can reasonably estimate its potential exposure (referred to as a loss that is both “probable and estimable” in the discussion below). As to lawsuits that do not satisfy both parts of this GAAP standard, we have not established reserves at this time. However, in the event that any one or more of these cases results in a judgment against or settlement by Progressive, the resulting liability could have a material effect on our consolidated financial condition, cash flows and results of operations.
     As required by the GAAP standard, we have established loss reserves for lawsuits as to which we have determined that a loss is both probable and estimable. Certain of these cases are mentioned in the discussion below. Based on currently available information, we believe that the reserves for these lawsuits are reasonable and that the amounts reserved did not have a material effect on our consolidated financial condition or results of operations. However, if any one or more of these cases results in a judgment against or settlement by our insurance subsidiaries for an amount that is significantly greater than the amount so reserved, the resulting liability could have a material effect on our consolidated financial condition, cash flows and results of operations.
     Following is a discussion of potentially significant pending cases at December 31, 2006, that involve our insurance subsidiaries’ insurance operations.
     There are five putative class action lawsuits challenging our insurance subsidiaries use of certain automated database vendors or software to assist in the adjustment of bodily injury claims. Plaintiffs allege that these databases or software systematically undervalue the claims. We do not consider a loss from these cases to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.
     There are two putative class action lawsuits challenging the installment fee program used by our insurance subsidiaries. We have successfully defended similar cases in the past, including one case that was dismissed in 2005. We do not consider a loss from the currently pending cases to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.
     There is one putative class action lawsuit challenging our insurance subsidiaries practice of specifying aftermarket (non-original equipment manufacturer) replacement parts in the repair of insured or claimant vehicles. Plaintiffs in these cases generally allege that aftermarket parts are inferior to replacement parts manufactured by the vehicle’s original manufacturer and that the use of such parts fails to restore the damaged vehicle to its “pre-loss” condition, as required by their insurance policies. We do not consider a loss from this case to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.
     There are two putative class action lawsuits alleging that the insurance subsidiaries’ rating practices at renewal are improper. We prevailed in a similar putative class action in December 2004. We do not consider a loss from these cases to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.
     There are four certified class action lawsuits and six putative class action lawsuits pending against our insurance subsidiaries, alleging that we failed to adjust MRI bills to a consumer price index in violation of a statute. With respect to the four certified class action lawsuits and two of the six putative class action lawsuits, we have engaged in extensive settlement negotiations and reached two separate settlements, each on a statewide basis. The first of these settlements received trial court approval in October 2006, and was paid during 2006. The amount of the settlement was not material to our consolidated financial condition, cash flows and results of operations. The second of the settlements has not yet been presented to the court for approval; however, a loss reserve has been established in connection with the settlement. With respect to the remaining four putative class action lawsuits, we do not consider a loss from these cases to be probable and estimable, and we are unable to estimate a range of loss, if any, at this time.
     Progressive’s insurance subsidiaries are defending a putative class action claim alleging that we violate the “make-whole” and “common- fund” doctrines. Specifically, it is alleged that we may obtain reimbursement of medical payments made on behalf of an insured only when the insured has been made whole by a third-party tortfeasor and that we further must deduct from the reimbursement amount a proportionate share of the insured’s legal fees for pursuing the third-party tortfeasor. We understand that there are a number of similar class actions against others in the insurance industry. We do not consider a loss from this case to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.
     There are two putative class action lawsuits pending against Progressive’s insurance subsidiaries in Florida, challenging the legality of our payment of preferred provider rates on personal injury protection (PIP) claims. The primary issue is whether we violated Florida law by paying PIP medical expense claims at preferred provider rates. We have engaged in extensive settlement negotiations and reached a settlement on a statewide basis. The settlement received trial court approval in August 2006, and was paid in 2006. The amount of the settlement was not material to our consolidated financial condition, cash flows and results of operations.
APP.-A-23                     THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

     There is one putative class action lawsuit challenging our insurance subsidiaries use of certain automated database vendors to assist in the evaluation of total loss claims. Plaintiffs allege that these databases systematically undervalue total loss claims to the detriment of insureds. We engaged in extensive settlement negotiations and reached a settlement of the putative class action lawsuit on a nationwide basis. The settlement has received trial court approval, and was paid during 2006. The amount of the settlement was not material to our consolidated financial condition, cash flows and results of operations.
     In July 2005, we settled a state class action lawsuit alleging that Progressive’s insurance subsidiaries used non-conforming uninsured/underinsured motorist rejection forms. The settlement received trial court approval in October 2005, and was paid during 2006. The amount of the settlement was not material to our consolidated financial condition, cash flows and results of operations.
     There are eight class action lawsuits challenging certain aspects of our insurance subsidiaries use of credit information and compliance with notice requirements under the federal Fair Credit Reporting Act. During 2004, we entered into a settlement agreement to resolve these cases, had received preliminary court approval of the settlement and had established a reserve accordingly. In February 2005, we were advised that the court denied final approval of the proposed settlement. In 2006, an amended settlement received trial court approval, and the loss reserve has been adjusted accordingly. The adjustment was not material to our financial condition, cash flows and results of operations in 2006. There also are six individual actions and an additional class action lawsuit against our insurance subsidiaries that challenge our use of credit. The six individual actions are stayed pending the outcome of the class actions. We do not consider a loss from these cases to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.
     There is one putative nationwide class action lawsuit challenging our insurance subsidiaries’ practice of taking betterment on boat repairs. We do not consider a loss from this case to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.
     There is one putative class action lawsuit, brought on behalf of insureds, challenging the labor rates our insurance subsidiaries pay to auto body repair shops. We do not consider a loss from this case to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.
     There are two putative class action lawsuits challenging Progressive’s insurance subsidiaries’ practice in Florida of paying PIP and first-party medical payments at 200% of the amount allowed by Medicare. We do not consider a loss from this case to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.
     We have prevailed in four putative class action lawsuits, in various Texas state courts, alleging that we are obligated to reimburse insureds, under their auto policies, for the inherent diminished value of their vehicles after they have been involved in an accident. Plaintiffs defined inherent diminished value as the difference between the market value of the insured automobile before an accident and the market value after proper repair. The Supreme Court of Texas has ruled that diminished value recovery is not available under the Texas automobile policy.
     During 2004, Progressive’s subsidiaries settled a federal collective action lawsuit involving worker classification issues under the federal Fair Labor Standards Act (FLSA) and five state class actions, which were consolidated with the federal case. All of such lawsuits challenged our insurance subsidiaries’ classification of its claims representatives as “exempt” under the FLSA and/or various state laws. In October 2004, we reached an agreement under which we funded an account for all potential claims of class member claims representatives and eligible claims representative trainees. This settlement has been paid and did not have a material effect on our consolidated financial condition, cash flows or results of operations.
     Progressive’s subsidiaries are also named as a defendant in individual lawsuits related to employment issues. The outcomes of these cases are uncertain, but we do not believe that they will have a material impact on our financial condition, cash flows and results of operations.
12) Commitments and Contingencies
We have certain noncancelable operating lease commitments and service contracts with terms greater than one year. The minimum commitments under these agreements at December 31, 2006, are as follows:

(millions)	Operating	Service
Year	Leases	Contracts	Total

2007	$105.5	$64.4	$169.9
2008	81.8	30.8	112.6
2009	54.2	14.3	68.5
2010	34.6	1.1	35.7
2011	18.3	.1	18.4
Thereafter	35.7	—	35.7
THE PROGRESSIVE CORPORATION AND SUBSIDIARIES                     APP.-A-24

Some of the agreements have options to renew at the end of the contract periods. The expense we incurred for the agreements disclosed above, as well as other operating leases that may be cancelable or have terms less than one year, was:

(millions)	Operating	Service
Year	Leases	Contracts	Total

2006	$138.8	$90.2	$229.0
2005	126.4	92.3	218.7
2004	116.0	89.4	205.4
     As of December 31, 2006, we had open investment funding commitments of $.9 million; we had no uncollateralized lines or letters of credit as of December 31, 2006 or 2005.
13) Fair Value of Financial Instruments
Information about specific valuation techniques and related fair value detail is provided in Note 1 – Reporting and Accounting Policies, Note 2 –Investments and Note 4 – Debt. The cost and fair value of the financial instruments as of December 31 are summarized as follows:

	2006		2005
		Fair		Fair
(millions)	Cost	Value	Cost	Value

Investments–Available-for-sale:
Fixed maturities	$9,959.6	$9,958.9	$10,260.7	$10,221.9
Preferred stocks	1,761.4	1,781.0	1,217.0	1,220.3
Common equities	1,469.0	2,368.1	1,423.4	2,058.9
Short-term investments	581.0	581.2	773.5	773.6
Debt	(1,185.5)	(1,267.8)	(1,284.9)	(1,395.9)
The value of our investment portfolio is obtained through market level sources for 99.2% of the securities; the remaining securities are valued using private market valuation sources.
14) Related Party Transactions
In October 2004, we purchased 1.1 million of our Common Shares, $1.00 par value, from Peter B. Lewis, Progressive’s Chairman of the Board, or through an entity owned and controlled, directly or indirectly, by Mr. Lewis, at a purchase price of $88.00 per share, on a pre-split basis. This transaction was part of our “Dutch auction” tender offer and the price per share was the same price paid to all shareholders who elected to participate in the tender offer. We did not make any repurchases from Mr. Lewis in 2005 or 2006.
APP.-A-25                     THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Management’s Report on Internal Control Over Financial Reporting
Progressive’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control structure was designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
     Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
     Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control–Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2006. There were no material weaknesses identified during the internal control review process.
     During the fourth quarter of 2006, there were no changes in our internal control over financial reporting identified in the internal control review process that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
     PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements in this Annual Report, has issued an attestation report on management’s assessment of our internal control over financial reporting as of December 31, 2006, which is included herein.
CEO and CFO Certifications
Glenn M. Renwick, President and Chief Executive Officer of The Progressive Corporation, and W. Thomas Forrester, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2006 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mr. Renwick and Mr. Forrester have each certified that, to the best of his knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Section 302 and 906 Certifications, respectively.
     In addition, Mr. Renwick submitted his annual certification to the New York Stock Exchange (NYSE) on May 19, 2006, stating that he was not aware of any violation by Progressive of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-26

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of The Progressive Corporation:
We have completed integrated audits of The Progressive Corporation’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Internal control over financial reporting Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
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

Cleveland, Ohio
February 28, 2007

APP.-A-27	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion of the consolidated financial condition and results of operations.

Overview The Progressive Corporation is a holding company that does not have any revenue producing operations, property or employees of its own. The Progressive Group of Insurance Companies, together with our non-insurance subsidiaries and one mutual company affiliate, comprise what we refer to as Progressive. Progressive has been in business since 1937 and is the country’s third largest auto insurance group based on premiums written. Through our insurance companies, we offer personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through more than 30,000 independent insurance agencies and directly to consumers online and over the phone. Our Commercial Auto segment, which writes through both the independent agency and direct channels, offers insurance for cars and trucks (e.g., pick-up or panel trucks) owned by small businesses. These underwriting operations, combined with our service and investment operations, make up the consolidated group.
     The Progressive Corporation receives cash through subsidiary dividends, borrowings, equity sales and other transactions and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), to repurchase its Common Shares and for other business purposes that might arise. In 2006, the holding company received $1.5 billion of dividends from its subsidiaries, net of capital contributions. We used $1.2 billion to repurchase 39.1 million Progressive Common Shares, at an average cost of $24.98 per share, on a post-split basis. We also paid $25.0 million in shareholder dividends and $81.3 million in interest on our outstanding debt. On June 1, 2006, we retired our 7.30% Notes in the aggregate principal amount of $100 million at maturity. We did not issue any debt or equity securities during 2006. The holding company also has access to funds held in a non-insurance subsidiary to satisfy its obligations; at year-end 2006, $2.5 billion of marketable securities were available in this company.
     On May 18, 2006, The Progressive Corporation split its Common Shares on a 4-for-1 basis in the form of a stock dividend. The purpose of the stock split was to increase the supply of our Common Shares and to improve the liquidity of the stock. We did not split our treasury shares. We ended the year with approximately 748.0 million shares outstanding, compared to approximately 789.3 million, split adjusted, at the beginning of 2006.
     On a consolidated basis, we generated positive operating cash flows of $2.0 billion, portions of which were used during the year to repurchase our Common Shares, construct a data center, printing center and related facilities, and for other capital expenditures. In addition, we opened 29 new concierge-level claims service centers during the year, bringing the total number of such centers to 53. These centers are located in 41 metropolitan areas across the United States and represent our primary approach to damage assessment and facilitation of vehicle repairs in urban markets. As such, we will incorporate this approach into our product offerings in these markets and increase customers’ awareness of this distinct offering as part of our ongoing marketing and brand communication. Over the next two years, we are planning to open approximately 18 service centers, some of which will replace existing service centers. Two of these centers will be in additional urban markets while the remainder will expand our coverage in the current metropolitan areas where we have facilities.
     In 2006, Progressive produced net income of $1.6 billion, or $2.10 per share, which was 18% and 21%, respectively, greater than what we earned in the prior year. Our insurance subsidiaries had a good, but not great, year during 2006. Our underwriting profitability remained exceptionally strong at 13.3%, 1.4 points better than 2005, but we experienced slow growth in premiums. In 2006, we experienced little catastrophic claims activity, compared to the significant hurricane losses incurred in 2005. Profitability for the year also benefited from 1.7 points of favorable loss reserve development from prior years, although the favorable development was .9 points less than in 2005. The expense ratio remained relatively flat, despite the environment of declining average premiums.
     As discussed in prior communications, we expected that we would slowly return to more normal operating margins by allowing anticipated increases in severity, and potentially frequency, to absorb the margin in excess of our 96 combined ratio target rather than immediately price it away. Since no significant change in frequency or notable acceleration in severity appeared to emerge during the year, we re-evaluated our approach to pursuing our profitability and growth objectives. During the latter half of 2006, we began to reduce rates where we deemed appropriate. Since we are aware that not all price reductions result in good trade-offs, we assessed our market pricing relative to our goal of a 96 combined ratio. We believe that if executed effectively, we can achieve a good economic trade-off between increased retention and lower margins. Recognizing the importance of retention, we are placing increased emphasis on competitive pricing for our existing, as well as new, customers. To ensure that we stay focused, as we move forward, we will use policies in force as our preferred measure of growth. For 2006, policies in force grew 3% to 9.7 million for our Personal Lines Business and 7% to .5 million for our Commercial Auto Business.
     Progressive was not alone in experiencing strong profitability on slow premium growth. It appears as if the private passenger insurance market will report its fourth consecutive year of underwriting profitability and that the industrywide earned premium for 2006 may well be

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-28

lower than in 2005, something that has not happened in at least 25 years. We believe that this profitability trend is likely to continue into 2007, based on our early assessment of the marketplace.
     Our Personal Lines net premiums written did not grow during 2006. With an approximate 7.6% share of the U.S. private passenger auto market, Progressive’s Personal Lines segment ranks third and competes with approximately 280 other insurance companies/groups with annual auto premiums greater than $5 million. The top 15 insurance groups account for about 75% of the estimated $161.1 billion total net premiums written in the U.S. personal auto insurance market. We are the number one writer of private passenger auto insurance through independent agencies and the third largest writer in the direct channel.
     Our Commercial Auto net premiums written grew 5% in 2006. Our growth, coupled with our estimate that growth in the market remained relatively flat, leads us to believe that we are virtually tied with two other insurance company groups as the co-leaders in the commercial auto insurance market for 2006. As with the personal auto market, the commercial auto market is reporting its fourth consecutive year of underwriting profitability.
     We realize that to remain competitive in the current marketplace, we not only need to continue to be good at allocating costs between consumers in ways that best match their expected costs, managing the claims and administrative costs that ultimately must be allocated, and providing superior consumer experiences, but we must become equally good at marketing our products and services. During 2006, our competitors’ stepped-up advertising increased the potential for our customers to search for lower prices in the marketplace. Toward the latter part of the year, we re-evaluated all our marketing and brand activities and made some necessary adjustments, including new advertising strategies and creative resources.
     In addition to strong underwriting profitability, our investment portfolio also had a good year, with recurring investment income up 21%. Our average investment portfolio increased about 5% during the year and produced a fully taxable equivalent (FTE) total return of 7.4% for 2006, compared to 4.0% in 2005. The total return includes recurring investment income and both net realized gains (losses) and changes in unrealized gains (losses) on investment securities. By reporting on an FTE basis, we are adjusting our tax preferential securities (e.g., municipal bonds) to an equivalent measure when comparing results to taxable securities.
     During the year, we maintained our asset allocation strategy of investing between 75% and 100% of our total portfolio in fixed-income securities with the balance in common equities. At December 31, 2006, 84% of the portfolio was invested in fixed-income securities and 16% was in common equities. Both asset classes performed well, with FTE total returns of 16.3% and 5.9% in the common stock and fixed-income portfolios, respectively, for 2006. Late in the second quarter, we increased the duration of our fixed-income portfolio modestly, but shortened the duration late in the year to end 2006 at a duration of 3.1 years, compared to 3.2 years at the end of 2005. The weighted average credit rating of the fixed-income portfolio increased from AA early in 2006 to AA+ at year end. We continue to maintain our fixed-income portfolio strategy of investing in high-quality, shorter-duration securities in the current investment environment. Our common equity investment strategy remains an index replication approach using the Russell 1000 Index as the benchmark.
     Financial Condition Holding Company In 2006, The Progressive Corporation, the holding company, received $1.5 billion of dividends from its subsidiaries, net of capital contributions. For the three-year period ended December 31, 2006, The Progressive Corporation received $4.6 billion of dividends from its subsidiaries, net of capital contributions made to subsidiaries. The regulatory restrictions on subsidiary dividends are described in Note 7 – Statutory Financial Information, to the financial statements.
     The Board of Directors approved a 4-for-1 stock split that was paid in the form of a stock dividend on May 18, 2006; we did not split treasury shares in conjunction with the stock split.
     During 2006, we repurchased 39,069,743 of our Common Shares, with 3,182,497 Common Shares repurchased prior to the 4-for-1 stock split, and 35,887,246 repurchased after the split. The total cost to repurchase these shares was $1.2 billion with an average cost, on a split-adjusted basis, of $24.98 per share. During the three-year period ended December 31, 2006, we repurchased 62,882,325 of our Common Shares at a total cost of $3.3 billion (average cost of $23.12 per share, on a split-adjusted basis), including shares acquired in the tender offer discussed below.
     During 2004, after evaluating our financial condition, business prospects and capital needs, the Board of Directors determined that we had a significant amount of capital on hand in excess of what was needed to support insurance operations, satisfy corporate obligations and prepare for various contingencies. In view of this situation and our policy to return capital to shareholders when appropriate, the Board determined that a tender offer for up to 17.1 million of our Common Shares would be a prudent use of excess capital. In connection with the tender offer, 16,919,674 Common Shares were repurchased at a total cost of $1.5 billion ($88.00 per share, on a pre-split basis).
     Over the last three years, we have paid modest cash dividends to our shareholders in the aggregate amount of $72.0 million. In light of our capital position, we have challenged ourselves to align our capital policy with our business model, which is designed to produce profitable growth over reasonable periods and to support that growth from operating earnings. As a result, our Board of Directors has approved a plan to replace our previous dividend policy with an annual variable dividend, payable shortly after the close of each year, beginning with the 2007 dividend. This annual dividend will be based on a target percentage of after-tax underwriting income, multiplied by a companywide performance factor (“Gainshare factor”). The target percentage will be determined by our Board of Directors on an annual basis and announced to shareholders and the public. For 2007, the Board established that the variable dividend will be based on 20% of after-tax underwriting profit. The Gainshare factor can range from zero to two and will be determined by comparing our operating performance for the year to certain predetermined

APP.-A-29	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

profitability and growth objectives approved by the Board. This dividend program will be consistent with the variable cash bonus program currently in place for our employees (referred to as our “Gainsharing Program”). Based on similar parameters and the 1.18 Gainshare factor for 2006, if the dividend policy had been in effect for the year, the dividend would have been about $.39 per share, or $291.7 million. Actual dividends paid in 2006 were $25.0 million, or $.0325 per share. We cannot predict what the 2007 dividend amount will be; however, we will continue to provide the Gainshare factor and full details of underwriting performance on a monthly basis in our earnings releases.
     During the last three years, The Progressive Corporation retired $306 million principal amount of debt securities, including $100 million of our 7.30% Notes which matured during the second quarter 2006. We did not issue any new debt or equity securities during the last three years. See Note 4–Debt for further discussion on our current outstanding debt. Progressive’s debt-to-total capital (debt plus equity) ratios at December 31, 2006 and 2005, were 14.8% and 17.4%, respectively.
Capital Resources and Liquidity Progressive has substantial capital resources and we are unaware of any trends, events or circumstances not disclosed herein that are reasonably likely to affect our capital resources in a material way. We have the ability to issue, through November 30, 2008, $250 million of additional debt securities under a shelf registration statement filed with the Securities and Exchange Commission (SEC) in October 2002. In addition, during 2005, Progressive entered into an uncommitted line of credit with National City Bank in the principal amount of $125 million, replacing a prior credit facility for $100 million. We entered into the line of credit as part of a contingency plan to help maintain liquidity in the unlikely event that we experience conditions or circumstances that affect our ability to transfer or receive funds. We have not borrowed under these arrangements to date. Progressive’s financial policy is to maintain a debt-to-total capital ratio below 30%. At December 31, 2006, the debt-to-total capital ratio was 14.8%, which provides us with substantial borrowing capacity. Our existing debt covenants do not include any rating or credit triggers.
     Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. As an auto insurer, our claims liabilities, by their very nature, are generally short in duration. Approximately 50% of our outstanding reserves are paid within one year and less than 15% are still outstanding after three years. See Claims Payment Patterns, a supplemental disclosure provided in this Annual Report, for further discussion on the timing of claims payments. For the three years ended December 31, 2006, operations generated positive cash flows of $6.7 billion, and cash flows are expected to remain positive in both the short-term and reasonably foreseeable future. In addition, our investment portfolio is highly liquid and consists substantially of readily marketable, investment-grade securities. As of December 31, 2006, 84% of our portfolio was invested in fixed-income securities with a weighted average credit quality of AA+ and duration of 3.1 years. We believe that we have sufficient readily marketable securities to cover our claims payments without having a negative effect on our cash flows from operations.
     Progressive’s net premiums written-to-surplus ratio was 2.8 to 1 at December 31, 2006, compared to 3.0 at December 31, 2005 and 2.9 at December 31, 2004. We would like to increase operating leverage slowly, over time, through a higher rate of net premiums to surplus in our insurance subsidiaries where permitted by law. We believe that substituting operating leverage (higher premiums-to-surplus ratio) for financial leverage (lower debt-to-total capital ratio) reduces our risk profile. In the event of profitability problems, we could raise rates to slow growth, which would reduce the operating leverage, but would have little or no effect on our debt service obligations.
     Progressive seeks to deploy capital in a prudent manner and uses multiple data sources and modeling tools to estimate the frequency, severity and correlation of identified exposures, including, but not limited to, catastrophic losses and the business interruptions discussed below, to estimate our potential capital needs. Based on this analysis, as well as the information reported above, we believe that we have sufficient capital resources, cash flows from operations and borrowing capacity to support our current and anticipated growth, scheduled debt payments, expected dividends and other capital requirements.
Commitments and Contingencies During 2006, we constructed a data center, printing center and related facilities in Colorado Springs, Colorado, at a total cost of $64.2 million, and opened 29 new claims service centers (discussed below). During the year, we also acquired additional land for future development to support corporate operations in Colorado Springs, Colorado and Mayfield Village, Ohio, near our current corporate facilities, at a total cost of $16.2 million. In 2005, we completed the conversion of a building in Austin, Texas, into a call center at a total acquisition and development cost of $40.6 million. In 2007, we expect to begin a multi-year project to construct three buildings, three parking garages and associated facilities in Mayfield Village at a currently estimated construction cost of $200 million. All such projects, including the additional claims service centers discussed below, have been, and will continue to be, funded through operating cash flows.
     As of December 31, 2006, we have a total of 53 centers that are available to provide concierge-level claims service, compared to 26 in 2005 and 20 in 2004. Two centers opened during the year replaced existing service center sites. The service centers are located in 41 different metropolitan areas across the United States. The significant expansion supports our commitment to these service centers as our primary approach to damage assessment and facilitation of vehicle repairs in urban markets. Over the next two years, we are planning to open approximately 18 service centers, some of which will replace existing service centers. Two of these centers will be in additional urban markets while the remainder will expand our coverage in the current metropolitan areas where we have facilities. The cost of these facilities, including land and building development, is estimated to average $5 to $7 million per center, depending on a number of variables, including the size and location of the center.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-30

     In late 2004 and early 2005, Progressive and its various subsidiaries received formal inquiries and requests for information and documents from nine states relating to the states’ respective investigations into possible bid-rigging and other unlawful conduct by certain insurers, brokers or other industry participants. We understand that these investigations also focus, in part, on contingent commission arrangements between certain insurers and brokers. One state requested updated information in December 2005, which we provided in early 2006. Many companies in the insurance industry received such formal inquiries, and more inquiries may be received from other states in the future. We have not been notified by any governmental or regulatory authority that we are the target of any such investigation. While we believe that our previous contingent commission contracts complied with applicable laws, we made a business decision to offer contingent commission contracts only to independent agents, and not brokers, after January 1, 2005. We have been cooperating fully with these investigations, and we intend to continue to cooperate fully if further requests are received. Our contingent commission payments represent approximately 2% of the total commissions paid in 2006, and we do not expect this to change in 2007.
     We maintain insurance on our real property and other physical assets, including coverage for losses due to business interruptions caused by covered property damage. However, the insurance will not compensate us for losses that may occur due to disruptions in service as a result of a computer, data processing or telecommunications systems failure that is unrelated to covered property damage, nor will the insurance necessarily compensate us for all losses resulting from covered events. To help maintain functionality and reduce the risk of significant interruptions of our operations, we maintain back-up systems or facilities for certain of our principal systems and services. We still may be exposed, however, should these measures prove to be unsuccessful or inadequate against severe, multiple or prolonged service interruptions or against interruptions of systems where no back-up currently exists. In addition, we have established emergency management teams, which are responsible for responding to business disruptions and other risk events. The teams’ ability to respond successfully may be limited depending on the nature of the event, the completeness and effectiveness of our plans to maintain business continuity upon the occurrence of such an event, and other factors beyond our control.
Off-Balance-Sheet Arrangements Except for the items disclosed in Note 2 – Investments regarding our credit default swap, Note 12 –Commitments and Contingencies regarding open investment funding commitments of $.9 million at December 31, 2006, and operating leases and service contracts (also disclosed in the table below), we do not have any off-balance-sheet arrangements.
Contractual Obligations A summary of our noncancelable contractual obligations as of December 31, 2006, follows:

	Payments due by period
		Less than			More than
(millions)	Total	1 year	1-3 years	3-5 years	5 years

Debt	$1,200.0	$—	$—	$—	$1,200.0
Interest payments on debt	1,293.4	77.7	155.4	155.4	904.9
Operating leases	330.1	105.5	136.0	52.9	35.7
Service contracts	110.7	64.4	45.1	1.2	—
Loss and loss adjustment expense reserves	5,725.0	3,066.9	2,139.9	392.0	126.2

Total	$8,659.2	$3,314.5	$2,476.4	$601.5	$2,266.8

Unlike many other forms of contractual obligations, loss and loss adjustment expense (LAE) reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates based on our recent payment patterns. To further understand our claims payments, see Claims Payment Patterns, a supplemental disclosure provided in this Annual Report. In addition, we annually publish a comprehensive Report on Loss Reserving Practices, which was filed with the SEC on a Form 8-K on June 28, 2006, that further discusses our claims payment development patterns.
     As discussed in the Capital Resources and Liquidity section above, we believe that we have sufficient borrowing capacity, cash flows and other capital resources to satisfy these contractual obligations.

APP.-A-31	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Results Of Operations
Underwriting Operations
Growth

	Growth over prior year
	2006	2005	2004

Direct premiums written	1%	4%	12%
Net premiums written	1%	5%	12%
Net premiums earned	3%	5%	16%

	At December 31,
(thousands)	2006	2005	2004

Policies in Force
Personal Lines
Agency – Auto	4,433.1	4,491.4	4,244.9
Direct – Auto	2,428.5	2,327.7	2,084.1
Special Lines[1]	2,879.5	2,674.9	2,351.3

Total Personal Lines	9,741.1	9,494.0	8,680.3

Growth over prior year	3%	9%	11%
Commercial Auto	503.2	468.2	420.2

Growth over prior year	7%	11%	15%

[1]	Includes insurance for motorcycles, recreational vehicles, mobile homes, watercraft, snowmobiles, a personal umbrella product and similar items.
Progressive continued to experience slowing growth in both premiums and policies in force during 2006, as compared to the growth rates achieved in 2005 and 2004, reflecting continued “soft market” conditions where rates are stable or decreasing and customers are shopping less. 2006 is expected to be the fourth straight year of underwriting profitability in both the personal auto and commercial auto insurance markets and the first year, at least in the last 25 years, where earned premium may be lower than the prior year. We continue to see increased competition as evidenced by rate cutting by competitors and other non-price actions, such as increased advertising, higher commission payments to agents and brokers and a relaxation of underwriting standards. During the latter part of 2006, we began to reduce rates where we believe we are able to achieve a good economic trade-off.
     To analyze growth, we review new policies, rate levels, and the retention characteristics of our books of business. During 2006, year-over-prior year new applications decreased 7% in our Personal Lines Businesses, after remaining relatively flat during 2005 and 2004. However, we generated solid increases in renewal business in each of the last three years. In our Commercial Auto Business, new applications remained relatively flat in 2006 and increased modestly in 2005 and 2004. Commercial Auto renewal business increased modestly in 2006 and 2005 and increased significantly in 2004.
     During 2006, 2005 and 2004, we filed 336, 187 and 124 auto rate revisions, respectively, in various states. The overall effect of these revisions was that our rates decreased slightly in all three years. These rate changes, coupled with shifts in the mix of business, contributed to a 2.8% decrease in average earned premium per application in 2006, compared to declines of 4.3% in 2005 and 1.7% in 2004. Conscious that not all price reductions result in good trade-offs, we will continue to challenge ourselves to assess our market pricing relative to our goal of a 96 combined ratio and to determine which trade-offs would benefit our business.
     Another important element affecting growth is customer retention. Compared to prior years, our private passenger auto products retention decreased in both the Agency and Direct channels in 2006 and 2004; in 2005, we experienced a slight lengthening in the Agency channel. On the other hand, retention in our Commercial Auto Business improved slightly in almost every tier in each of the last three years. Realizing the importance that retention has on our ability to continue to grow profitably, we are placing increased emphasis on competitive pricing for our current customers to ensure their likelihood of staying with us. To ensure that we stay focused, as we move forward, we will use policies in force as our preferred measure of growth. For 2006, our Personal Lines policies in force grew 3%, compared to 9% in 2005 and 11% in 2004. In our Commercial Auto Business, policies in force for 2006, 2005 and 2004 grew 7%, 11% and 15%, respectively.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-32

Profitability Profitability of our underwriting operations is defined by pretax underwriting profit, which is calculated as net premiums earned less losses and loss adjustment expenses, policy acquisition costs and other underwriting expenses. We also use underwriting profit margin, which is underwriting profit expressed as a percent of net premiums earned, to analyze our results. For the three years ended December 31, our underwriting profitability measures were as follows:

	2006		2005		2004
	Underwriting Profit		Underwriting Profit		Underwriting Profit
(millions)	$	Margin	$	Margin	$	Margin

Personal Lines
Agency	$936.7	11.9%	$857.6	10.7%	$1,108.2	14.0%
Direct	568.6	13.1	475.7	11.7	525.6	14.1

Total Personal Lines	1,505.3	12.3	1,333.3	11.0	1,633.8	14.1
Commercial Auto	366.5	19.8	298.0	17.9	321.4	21.1
Other indemnity[1]	6.5	NM	7.9	NM	3.1	NM

Total underwriting operations	$1,878.3	13.3%	$1,639.2	11.9%	$1,958.3	14.9%

[1]	Underwriting margins are not meaningful (NM) for our other indemnity businesses due to the insignificant amount of premiums earned by such businesses.
The lower underwriting margins for 2005 reflect the higher losses incurred as a result of the major hurricanes experienced during the latter part of 2005.

APP.-A-33	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Further underwriting results for Progressive’s Personal Lines Businesses, including its channel components, the Commercial Auto Business and other indemnity businesses, as defined in Note 9-Segment Information, were as follows (detailed discussions below):

(millions)	2006	2005	2004

Net Premiums Written
Personal Lines
Agency	$7,854.3	$8,005.6	$7,933.6
Direct	4,354.5	4,177.3	3,802.2

Total Personal Lines	12,208.8	12,182.9	11,735.8
Commercial Auto	1,898.0	1,801.2	1,616.6
Other indemnity	25.2	23.5	25.7

Total underwriting operations	$14,132.0	$14,007.6	$13,378.1

Net Premiums Earned
Personal Lines
Agency	$7,903.6	$7,993.1	$7,893.7
Direct	4,337.4	4,076.2	3,718.2

Total Personal Lines	12,241.0	12,069.3	11,611.9
Commercial Auto	1,851.9	1,667.8	1,524.1
Other indemnity	25.0	27.3	33.9

Total underwriting operations	$14,117.9	$13,764.4	$13,169.9

Underwriting Performance
Personal Lines–Agency
Loss & loss adjustment expense ratio	67.8	69.1	65.8
Underwriting expense ratio	20.3	20.2	20.2

Combined ratio	88.1	89.3	86.0

Personal Lines–Direct
Loss & loss adjustment expense ratio	66.8	68.4	65.5
Underwriting expense ratio	20.1	19.9	20.4

Combined ratio	86.9	88.3	85.9

Total Personal Lines
Loss & loss adjustment expense ratio	67.4	68.9	65.7
Underwriting expense ratio	20.3	20.1	20.2

Combined ratio	87.7	89.0	85.9

Commercial Auto
Loss & loss adjustment expense ratio	61.0	62.4	59.7
Underwriting expense ratio	19.2	19.7	19.2

Combined ratio	80.2	82.1	78.9

Total Underwriting Operations[1]
Loss & loss adjustment expense ratio	66.5	68.0	64.9
Underwriting expense ratio	20.2	20.1	20.2

Combined ratio	86.7	88.1	85.1

Accident year-Loss & loss adjustment expense ratio	68.2	70.6	65.7

[1]	Combined ratios for the other indemnity businesses are not presented separately due to the insignificant amount of premiums earned by such businesses. For the years ended December 31, 2006, 2005 and 2004, these businesses generated an underwriting profit of $6.5 million, $7.9 million and $3.1 million, respectively.
LOSSES AND LOSS ADJUSTMENT EXPENSES (LAE)

(millions)	2006	2005	2004

Change in net loss and LAE reserves	$50.5	$364.6	$602.1
Paid losses and LAE	9,344.4	9,000.2	7,952.9

Total incurred losses and LAE	$9,394.9	$9,364.8	$8,555.0

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-34

Claims costs, our most significant expense, represent payments made, and estimated future payments to be made, to or on behalf of our policyholders, including expenses needed to adjust or settle claims. These costs include an estimate for costs related to assignments, based on current business, under state-mandated automobile insurance programs. Claims costs are defined by loss severity and frequency and are influenced by inflation, driving patterns, among other factors. Accordingly, anticipated changes in these factors are taken into account when we establish premium rates and loss reserves. Results would differ if different assumptions were made. See the Critical Accounting Policies for a discussion of the effect of changing estimates.
     During 2006, we continued to report favorable loss ratios and experienced few large catastrophe losses. The 2006 storms contributed .5 points to our loss ratio, compared to 2.4 points and .8 points from catastrophes in 2005 and 2004, respectively. The large amount of catastrophe losses in 2005 primarily related to Hurricanes Katrina and Wilma.
     We continued to see a reduction in frequency rates in 2006 as we have over the last two years. Our frequency patterns appear to be similar to what the rest of the industry experienced. We cannot predict the degree or direction of frequency change that we will experience in the future. We continue to analyze trends to distinguish changes in our experience from external factors, such as more vehicles per household and greater vehicle safety, versus those resulting from shifts in the mix of business.
     Progressive’s severity increased modestly during 2006, compared to 2005, and was fairly consistent with that reported for the industry as a whole according to the Property Casualty Insurers Association of America. Bodily injury severity increased on a year-over-year basis, with the fourth quarter seeing a larger increase over last year than the prior three quarters of 2006. Compared to the prior year, personal injury protection severity increased throughout 2006, primarily reflecting a change with regard to the payments related to litigated claims in a few states. The severity of property losses was up, as compared with the prior year, after adjusting for the numerous catastrophes in 2005. We plan to continue to be diligent about recognizing trend when setting rates and establishing loss reserves and continue to evaluate our claims handling performance in these areas.
The table below presents the actuarial adjustments implemented and the loss reserve development experienced in the years ended December 31:

(millions)	2006	2005	2004

Actuarial Adjustments
Favorable/(Unfavorable)
Prior accident years	$158.3	$127.2	$40.5
Current accident year	57.8	78.4	47.8

Calendar year actuarial adjustment	$216.1	$205.6	$88.3

Prior Accident Years Development
Favorable/(Unfavorable)
Actuarial adjustment	$158.3	$127.2	$40.5
All other development	88.6	228.7	68.6

Total development	$246.9	$355.9	$109.1

Combined ratio effect	1.7 pts.	2.6 pts.	.8 pts.

Total development consists both of actuarial adjustments and “all other development.” The actuarial adjustments represent the net changes made by our actuarial department to both current and prior accident year reserves based on regularly scheduled reviews. “All other development” represents claims settling for more or less than reserved, emergence of unrecorded claims at rates different than reserved and changes in reserve estimates on specific claims. Although we believe that the favorable development from both the actuarial adjustments and “all other development” generally results from the same factors, as discussed below, we are unable to quantify the portion of the reserve adjustments that might be applicable to any one or more of those underlying factors.
     Pursuant to the table above, the total development for 2006 is 31% less than that experienced in 2005, while 2005 was significantly higher than 2004. The development in 2006, 2005 and 2004, favorably contributed to our combined ratio by 1.7 points, 2.6 points and .8 points, respectively. The total prior year loss reserve development experienced in all three years was generally consistent across our business (e.g., product, distribution channel and state). Approximately 55-60% of the total development related to the immediately preceding accident year, with the remainder primarily affecting the preceding two accident years at a declining rate. These changes in estimates were made based on our actual loss experience involving the payment of claims, along with our evaluation of the needed reserves during these periods, as compared with the prior reserve levels for those claims.
     Changes in the severity estimates are the principal cause of prior period adjustments. While the modest changes in claims severity are very observable in the data as they develop, it is difficult to determine accurately why the changes are more modest than expected when the reserves were originally established. We believe that the changes in severity estimates are related to factors as diverse as improved vehicle safety, more conservative jury awards, better fraud control, tenure of our claims personnel and other process improvements in our claims

APP.-A-35	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

organization. However, in our claims review process, we are unable to quantify the contribution of each such factor to the overall favorable reserve development for the year.
     Over the last few years, including 2006, we have experienced favorable reserve development. We believe the favorable development in 2006 and 2005 occurred as a result of a combination of industrywide factors and internal claims handling improvements, resulting in more consistency in evaluating and settling bodily injury claims, while 2004 was primarily driven by our internal process improvements. Our analysis of the current situation and historical trends lead us to believe that it is likely that the benefits from these improvements will level off and cost increases (e.g., medical costs, litigation settlements) will drive our estimates of severity in the future. Under this scenario, we believe that our severity trend is approaching historically more normal levels in the 4% to 6% range for personal auto liability, primarily driven by an increase in personal injury protection severity in 2006.
     We continue to focus on our loss reserve analysis, attempting to enhance accuracy and to further our understanding of our loss costs. A detailed discussion of our loss reserving practices can be found in our Report on Loss Reserving Practices, which was filed in a Form 8-K on June 28, 2006.
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
UNDERWRITING EXPENSES Other underwriting expenses and policy acquisition costs as a percentage of premiums earned were fairly stable over the last three years, despite operating in an environment where average premiums are declining. The increase in “other underwriting expenses,” as shown in the income statement, primarily reflects increases in salaries and advertising expenditures. In 2004, our results included the cost of settling certain class action lawsuits (see Note 11 — Litigation). In accordance with GAAP, policy acquisition costs are amortized over the policy period in which the related premiums are earned (see Note 1 — Reporting and Accounting Policies).
Personal Lines

	Growth over prior year
	2006	2005	2004

Net premiums written	—%	4%	12%
Net premiums earned	1%	4%	16%
Policies in force	3%	9%	11%
Progressive’s Personal Lines Businesses write insurance for private passenger automobiles and recreational vehicles, and represented 86% of our total 2006 net premiums written, compared to 87% in 2005 and 88% in 2004. Private passenger auto represented slightly more than 90% of our total Personal Lines net premiums written in each of the past three years. In 2006, policies in force grew 1% in our private passenger auto business, while the special lines products (e.g., motorcycles, watercraft, and RVs) grew 8%. Net premiums written remained flat in 2006 for private passenger auto and grew 7% in special lines, compared to 2005. In 2005 and 2004, policies in force grew 8% and 9%, respectively, for private passenger auto and 14% and 18%, respectively, for special lines; net premiums written grew 3% and 11%, respectively, for private passenger auto and 14% and 20%, respectively, for special lines.
     Total Personal Lines generated an 87.7 combined ratio in 2006, compared to 89.0 and 85.9 in 2005 and 2004, respectively. The special lines products had a favorable effect on the total Personal Lines combined ratio of about 1 point in 2006 and had little effect in both 2005 and 2004. The Personal Lines Businesses are comprised of the Agency Business and the Direct Business.
THE AGENCY BUSINESS

	Growth over prior year
	2006	2005	2004

Net premiums written	(2)%	1%	10%
Net premiums earned	(1)%	1%	14%
Auto policies in force	(1)%	6%	7%
The Agency Business includes business written by the more than 30,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. Compared to the prior year, new business applications (i.e., an issued policy) for private passenger auto decreased 10% in 2006, reflecting “soft market” conditions. Written premium per application remained flat on new business and was down modestly for renewal business as compared to 2005. The rate of conversions (i.e., converting a quote to a sale) was down in 2006, on a solid increase in the number of auto quotes. Within the Agency Business, we are seeing a shift from traditional agent quoting, where the conversion rate is remaining stable, to quotes generated through third-party comparative rating systems or those initiated by consumers on the Internet, where the conversion rate is declining. In each of the Agency Business auto risk tiers, retention declined as compared to 2005.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-36

For 2005, new applications decreased 5% and written premium per application for both new and renewal business was down when compared to the prior year. In addition, for 2005 the rate of conversions was relatively flat, quotes increased slightly, and retention lengthened compared to 2004. For 2004, new applications and conversions were relatively flat; both premium per application and retention were down slightly during the year. Our Agency Business expense ratio was relatively flat over the last three years.
     In 2004, we launched the Drive® Insurance from Progressive brand to enhance our positioning with independent insurance agencies by providing them a more effective marketing voice to promote their service proposition through advertising. In 2005, we continued to build on the introduction of this brand. During 2006, we re-examined all of our marketing and brand activities and discovered that the Drive Insurance from Progressive brand, for some, de-emphasized the association of the Agency Business unit with Progressive and created unintended separation from our claims service and other companywide benefits. As a result, in early 2007, we repositioned the Progressive name in the names of all products we sell through agents, including naming the private passenger auto product written through agents Progressive Drive Insurance. A change of this nature was not something we expected so soon after market introduction, but one we hope can ensure maximum leverage of the Progressive name as a business generator for our independent agents. We will use Drive Insurance as our brand name for agent and broker private passenger auto products in California.
THE DIRECT BUSINESS

	Growth over prior year
	2006	2005	2004

Net premiums written	4%	10%	17%
Net premiums earned	6%	10%	20%
Auto policies in force	4%	12%	13%
The Direct Business includes business written directly by Progressive online and over the phone. New auto applications decreased 4% in 2006, compared to increases of 8% and 6% in 2005 and 2004, respectively; renewal applications increased in each of the last three years. Internet sales continue to be the most significant source of new business initiation in the Direct Business.
     For the Direct Business, total overall quotes decreased in 2006, as compared to 2005, with a slight decrease in those generated via the Internet, either for complete or partial quoting, and a significant decrease in the number of phone quotes. Conversion rates for both Internet-and phone-initiated business increased slightly during 2006. However, the overall Direct Business conversion rate was relatively flat for the year, reflecting the increasing mix of Internet business, which has a lower conversion rate than phone. In 2005, the total Direct conversion rate was down slightly on a significant increase in the number of quotes, while in 2004, we experienced a slight increase in the conversion rate and a modest increase in quotes.
     Written premium per application for both new and renewal Direct auto business was down slightly in each of the last three years, as compared to the prior year. Retention was down in most of the Direct auto tiers in 2006, 2005 and 2004, as compared to the prior year.
     The Direct expense ratio did not fluctuate significantly over the last three years. A higher percentage of renewal business, which incurs lower expenses, favorably affected the expense ratio. However, advertising expenditures increased in each of the last three years. During 2006, we signed an agreement with a new primary advertising agency to help us continue to find compelling ways to help consumers understand what sets us apart and to communicate our brand promise.
Commercial Auto

	Growth over prior year
	2006	2005	2004

Net premiums written	5%	11%	19%
Net premiums earned	11%	9%	24%
Policies in force	7%	11%	15%
Progressive’s Commercial Auto Business writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses, with the majority of our customers insuring three or fewer vehicles. In 2006, the Commercial Auto Business represented 14% of our total net premiums written, compared to 13% in 2005 and 12% in 2004. The Commercial Auto Business, which is distributed through both the independent agency and direct channels, operates in the specialty truck and light and local commercial auto markets. The specialty truck commercial auto market, which accounts for slightly more than half of the total Commercial Auto premiums and approximately 40% of the vehicles we insure in this business, includes dump trucks, logging trucks, tow trucks, local cartage and other short-haul commercial vehicles. The remainder is in the light and local commercial auto market, which includes autos, vans and pick-up trucks used by artisans, such as contractors, landscapers and plumbers, and a variety of other small businesses. Because of our growth and the estimate that the commercial auto market will remain relatively flat in 2006, we believe our Commercial Auto Business is in a virtual tie with two other insurance companies as the co-leaders in the commercial auto insurance market, based on estimated 2006 direct premiums written.

APP.-A-37	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

     Policies in force in our Commercial Auto Business grew 7% in 2006, compared to 11% and 15% in 2005 and 2004, respectively. New business applications increased 1% in 2006, 3% in 2005 and 5% in 2004. Our Commercial Auto Business entered New Jersey and West Virginia in late 2005 and early 2006, respectively. In early 2007, we entered Massachusetts, bringing the total number of states in which we write Commercial Auto insurance to 49, compared to 47 states in 2005 and 45 states in 2004. We do not currently write Commercial Auto in Hawaii. Written premium per application increased in both 2006 and 2005, partially reflecting Commercial Auto’s shift from 6-month to 12-month policies, which has a favorable effect on premium per application. This shift started at the end of the first quarter 2004 and was substantially completed in the second quarter 2005. In 2004, written premium per application was flat on new business and decreased slightly for renewal business, as compared to the prior year. Over the last three years, Commercial Auto experienced a slight increase in retention in most tiers.
     Commercial Auto’s expense ratio was slightly higher in 2005 primarily due to the significant expenditures made that year related to the branding of Commercial Auto under the Drive brand. With the repositioning of the Progressive name for the agent-specific product, Commercial Auto will use a product-specific brand, Progressive Commercial, when we want to focus specifically on this product. Nevertheless, the primary brand will be Progressive and all consumer advertising will be supported by the Progressive brand.
     Although Commercial Auto differs from Personal Lines auto in its customer base and products written, both businesses require the same fundamental skills, including disciplined underwriting and pricing, as well as excellent claims service. Since the Commercial Auto policies have higher limits (up to $1 million) than Personal Lines auto, we analyze the large loss trends and reserving in more detail to allow us to react quickly to changes in this exposure.
Other Indemnity Progressive’s other indemnity businesses, which represent less than 1% of our net premiums earned, primarily include writing professional liability insurance for community banks and our run-off businesses. The underwriting profit (loss) in these businesses may fluctuate widely due to the insignificant premium volume and the run-off nature of some of these products.
Service Businesses Our service businesses provide insurance-related services and represented less than 1% of 2006, 2005 and 2004 revenues. Our principal service business is providing policy issuance and claims adjusting services for the Commercial Auto Insurance Procedures/Plans (CAIP), which are state-supervised plans serving the involuntary markets in 25 states. We processed approximately 50% of the premiums in the CAIP market during the last three years. We compete with two other providers nationwide for this CAIP business. As a service provider, we collect fee revenue that is earned on a pro rata basis over the term of the related policies. We cede 100% of the premiums and losses to the plans. Reimbursements to us from the CAIP plans are required by state laws and regulations. Material violations of contractual service standards can result in ceding restrictions for the affected business. We have maintained, and plan to continue to maintain, compliance with these standards. Any changes in our participation as a CAIP service provider would not materially affect our financial condition, results of operations or cash flows.
     The significant decrease in service revenues reflects a cyclical downturn in the involuntary commercial auto market. At the same time, however, expenses are not decreasing at the same rate primarily due to the costs associated with our total loss concierge program, which is classified as a service business. This program is primarily a customer-service initiative, through which we help policyholders and claimants find and purchase a replacement vehicle when their automobile is declared to be a total loss.
Litigation The Progressive Corporation and/or its subsidiaries are named as a defendant in a number of putative class action or other lawsuits, such as those alleging damages as a result of our use of after-market parts; total loss evaluation methodology; use of credit in underwriting and related requirements under the federal Fair Credit Reporting Act; installment fee programs; practices in evaluating or paying medical or injury claims or benefits, including, but not limited to, personal injury protection, medical payments, uninsured motorist/underinsured motorist (UM/UIM), and bodily injury benefits; rating practices at renewal; the utilization, content, or appearance of UM/UIM rejection forms; the practice of taking betterment on boat repairs; labor rates paid to auto body repair shops; and cases challenging other aspects of our claims or marketing practices or other business operations. Other insurance companies face many of these same issues. During 2006, we settled nationwide claims challenging our use of credit information and notice requirements under the federal Fair Credit Reporting Act; statewide class action lawsuits that challenged our payment of preferred provider rates on personal injury protection claims; and certain statewide class action lawsuits challenging our payments of MRI bills under personal injury protection coverage. In 2005, we settled nationwide claims challenging our use of certain automated database vendors to assist in the evaluation of total loss claims and a state class action challenging our UM/UIM rejection form. In 2004, we settled a number of individual actions concerning alternative agent commission programs; a consolidated federal wage and hour class action lawsuit, which includes several state cases; and a claim brought by Florida medical providers challenging preferred provider payment reductions. See Note 11 — Litigation for a more detailed discussion.
Income Taxes Income taxes are comprised of net deferred tax assets, offset by net income taxes payable. A deferred tax asset is a tax benefit which will be realized in a future tax return. At December 31, 2006 and 2005, our income taxes were in a net asset position. The decrease in income taxes during 2006 primarily reflected a greater deferred tax liability generated during the year associated with the increase we experienced in our net unrealized gains on securities during 2006. See Note 3 — Income Taxes for further information.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-38

Investments Portfolio Allocation Progressive’s investment strategy targets a range of between 75% and 100% in fixed-income securities with the balance in common equities. This strategy is based on our need to maintain capital adequate to support our insurance operations, which includes the short-tail nature of our reserves. Investments in our portfolio have varying degrees of risk. We evaluate the risk/reward trade-offs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity, and the potential return of the investment portfolio. The composition of the investment portfolio at year-end was:

		Gross	Gross		% of
		Unrealized	Unrealized	Fair	Total	Duration
(millions)	Cost	Gains	Losses	Value	Portfolio	(years)	Rating[1]

2006
Fixed maturities	$9,959.6	$74.8	$(75.5)	$9,958.9	67.8%	3.6	AAA	-
Preferred stocks	1,761.4	31.5	(11.9)	1,781.0	12.1	1.5	A	-
Short-term investments:
Auction rate municipal obligations	99.4	—	—	99.4	.7	<1	AAA	-
Auction rate preferred stocks	69.2	.2	—	69.4	.5	<1	A	-
Other short-term investments[2]	412.4	—	—	412.4	2.8	<1	A	+

Total short-term investments	581.0	.2	—	581.2	4.0	<1	A	+

Total fixed income	12,302.0	106.5	(87.4)	12,321.1	83.9	3.1	AA	+
Common equities	1,469.0	904.0	(4.9)	2,368.1	16.1	na	na

Total portfolio[3,4]	$13,771.0	$1,010.5	$(92.3)	$14,689.2	100.0%	3.1	AA	+

2005
Fixed maturities	$10,260.7	$64.8	$ (103.6)	$10,221.9	71.6%	3.5	AA	+
Preferred stocks	1,217.0	17.0	(13.7)	1,220.3	8.6	2.0	A	-
Short-term investments:
Auction rate municipal obligations	280.2	—	—	280.2	2.0	<1	AAA	-
Auction rate preferred stocks	105.0	.2	(.1)	105.1	.7	<1	A	-
Other short-term investments[2]	388.3	—	—	388.3	2.7	<1	AA	+

Total short-term investments	773.5	.2	(.1)	773.6	5.4	<1	AA	+

Total fixed income	12,251.2	82.0	(117.4)	12,215.8	85.6	3.2	AA
Common equities	1,423.4	650.3	(14.8)	2,058.9	14.4	na	na

Total portfolio[3,4]	$13,674.6	$732.3	$(132.2)	$14,274.7	100.0%	3.2	AA

na = not applicable

[1]	Credit quality ratings are assigned by nationally recognized securities rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score to each credit rating based on a scale from 0-5.

[2]	Other short-term investments include Eurodollar deposits, commercial paper and other investments, which are expected to mature within one year.

[3]	Includes net unsettled security acquisitions of $41.9 million and $158.5 million at December 31, 2006 and 2005, respectively.

[4]	December 31, 2006 and 2005 totals include $2.5 billion and $2.2 billion, respectively, of securities in the portfolio of a consolidated, non-insurance subsidiary of the holding company.
As of December 31, 2006, our portfolio had $918.2 million in net unrealized gains, compared to $600.1 million at year-end 2005. The increase in net unrealized gains was primarily the result of solid returns in the equity-indexed common stock portfolio. The increase in the net unrealized gains in our fixed-income portfolio was primarily the result of our short-duration strategy, limiting the negative mark-to-market impact of higher yields.

APP.-A-39	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

FIXED-INCOME SECURITIES The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments and preferred stocks. The fixed-maturity securities and short-term securities, as reported on the balance sheets, were comprised of the following:

(millions)	December 31, 2006		December 31, 2005

Investment-grade fixed maturities:[1]
Short/intermediate term	$10,381.9	98.5%	$10,709.7	97.4%
Long term	70.9	.7	17.6	.2
Non-investment-grade fixed maturities[2]	87.3	.8	268.2	2.4

Total	$10,540.1	100.0%	$10,995.5	100.0%

[1]	Long term includes securities with expected liquidation dates of 10 years or greater. Asset-backed securities are reported at their weighted average maturity based upon their projected cash flows. All other securities that do not have a single expected maturity date are reported at average maturity. See Note 2 — Investments.

[2]	Non-investment-grade fixed-maturity securities are non-rated or have a quality rating of an equivalent BB+ or lower, classified by the lowest rating from a nationally recognized rating agency. The decline in non-investment grade securities in 2006 was primarily related to sales activity.
Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

	Fair	% of Asset-	Duration
(millions)	Value	Backed Securities	(years)	Rating

2006
Collateralized mortgage obligations	$575.9	24.1%	1.8	AAA

Commercial mortgage-backed obligations	770.4	32.2	3.1	AAA	-
Commercial mortgage-backed obligations: interest-only	893.7	37.4	2.2	AAA	-

Subtotal commercial mortgage-backed obligations	1,664.1	69.6	2.6	AAA	-

Other asset-backed securities:
Automobile	—	—	—	—
Home equity	23.0	1.0	.5	AAA
Other	127.1	5.3	1.2	AA	-

Subtotal other asset-backed securities	150.1	6.3	1.1	AA	-

Total asset-backed securities	$2,390.1	100.0%	2.3	AAA	-

2005
Collateralized mortgage obligations	$392.5	16.5%	2.1	AAA

Commercial mortgage-backed obligations	462.4	19.5	3.1	AA	+
Commercial mortgage-backed obligations: interest-only	698.2	29.4	2.3	AAA

Subtotal commercial mortgage-backed obligations	1,160.6	48.9	2.6	AAA	-

Other asset-backed securities:
Automobile	511.6	21.5	.6	AAA
Home equity	182.7	7.7	.5	AAA
Other	128.6	5.4	1.3	AA

Subtotal other asset-backed securities	822.9	34.6	.7	AAA	-

Total asset-backed securities	$2,376.0	100.0%	1.9	AAA	-

Substantially all of the asset-backed securities are liquid with available market quotes and contain no residual interests (the most subordinated class in a pool of securitized assets).
     A primary exposure for the fixed-income portfolio is interest rate risk, which is managed by maintaining the portfolio’s duration between 1.8 to 5 years. Interest rate risk includes the change in value resulting from movements in the underlying market rates of debt securities held. The fixed-income portfolio had a duration of 3.1 years at December 31, 2006, compared to 3.2 years at December 31, 2005. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security will change based on a rise or fall in interest rates) are monitored on a regular basis.
     Excluding the unsettled securities transactions, the allocation to fixed-income securities at December 31, 2006, was 83.8% of the portfolio, within our normal range of variation; at December 31, 2005, the allocation was 85.4%.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-40

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
The quality distribution of the fixed-income portfolio was as follows:

Rating	December 31, 2006	December 31, 2005

AAA	61.1%	61.8%
AA	15.0	13.2
A	14.4	12.9
BBB	8.3	9.9
Non Rated/Other	1.2	2.2

	100.0%	100.0%

COMMON EQUITIES Common equities, as reported in the balance sheets, were comprised of the following:

(millions)	December 31, 2006		December 31, 2005

Common Stocks	$2,352.0	99.3%	$2,034.8	98.8%
Other Risk Investments	16.1	.7	24.1	1.2

Total Common Equities	$2,368.1	100.0%	$2,058.9	100.0%

Common equities, which generally have greater risk and volatility of fair value than fixed-income securities, may range from 0% to 25% of the investment portfolio. At December 31, 2006 and 2005, excluding the net unsettled security transactions, these securities comprised 16.2% and 14.6%, respectively, of the total portfolio. Common stocks are managed externally to track the Russell 1000 Index with an anticipated annual tracking error of +/- 50 basis points. During 2006, the GAAP basis total return (not fully taxable equivalent adjusted) was 15.6%, within the tracking error.
     Our common equity allocation is intended to enhance the return of and provide diversification for the total portfolio. To maintain high correlation with the Russell 1000, we held 713 out of 987, or approximately 72%, of the common stocks comprising the index at December 31, 2006. Our individual holdings are selected based on their contribution to the correlation with the index.
     Other risk investments include private equity investments and limited partnership interests in private equity and mezzanine investment funds which have no off-balance-sheet exposure or contingent obligations, except for the $.9 million of open funding commitments discussed in Note 12 — Commitments and Contingencies.
     We monitor the value at risk of the fixed-income and equity portfolios, as well as the total portfolio, to evaluate the maximum potential loss. For further information, see Quantitative Market Risk Disclosures, a supplemental schedule provided in this Annual Report.
TRADING SECURITIES Trading securities may be entered into from time to time for the purpose of near-term profit generation. We have not entered into any trading securities in the last three years.
DERIVATIVE INSTRUMENTS Derivative instruments may also be used for trading purposes or classified as trading derivatives due to characteristics of the transaction. During 2006, we closed our credit default protection derivatives, which were held on several issuers and matched with Treasury securities that had equivalent principal and maturities to replicate cash bond positions. The combined positions generated a net gain (loss) of $9.9 million in 2006, compared to $(7.6) million and $(1.4) million for 2005 and 2004, respectively. The amount and results of the derivative and Treasury positions were immaterial to our financial condition, cash flows and results of operations and are reported as part of the available-for-sale portfolio, with the net gain (loss) reported as a component of net realized gains (losses) on securities.
     In 2006, we purchased default protection, in the form of a credit default swap, on a standard tranche of a commonly traded index of 125 investment-grade credits, with a notional amount of $40 million. This derivative will benefit from an increase in the market price of default risk. The amount and results of the derivative position are immaterial to our financial condition, cash flows and results of operations and are reported as part of the available-for-sale portfolio, with the net gain ($.1 million in 2006) reported as a component of net realized gains (losses) on securities and the expense ($.1 million in 2006) reported as a component of net investment income.

APP.-A-41	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Investment Results Recurring investment income (interest and dividends, before investment and interest expenses) increased 21% in 2006, 11% in 2005 and 4% in 2004. The increase in investment income during 2006 was primarily the result of an increase in investment yields, with a small growth in average assets providing the balance of the increase. In 2005, the increase in investment income was a more balanced combination of yield and portfolio growth in average assets, while in 2004, the increase in investment income was primarily the result of increased average assets from the prior period, somewhat offset by declining yields during the period.
     Investment expenses were $11.9 million in 2006, compared to $12.1 million in 2005 and $13.9 million in 2004. Investment expenses were higher in 2004 due to the non-recurring costs associated with our “Dutch auction” tender offer that was completed during the fall of 2004.
     The decrease in interest expense for 2006 reflects that on June 1, 2006, we retired our $100 million 7.30% Notes at maturity.
     We report total return to reflect more accurately the management philosophy governing the portfolio and our evaluation of investment results. The fully taxable equivalent (FTE) total return includes recurring investment income, net realized gains (losses) on securities and changes in unrealized gains (losses) on investment securities. By reporting on an FTE basis, we are adjusting our tax preferential securities to an equivalent measure when comparing results to taxable securities. We reported the following investment results for the years ended December 31:

	2006	2005	2004

Pretax recurring investment book yield	4.6%	4.1%	3.8%
Weighted average FTE book yield	5.3%	4.7%	4.4%
FTE total return:
Fixed-income securities	5.9%	3.4%	4.2%
Common stocks	16.3%	7.1%	11.6%
Total portfolio	7.4%	4.0%	5.2%
REALIZED GAINS/LOSSES Gross realized gains and losses were the result of customary investment sales transactions affected by movements in credit spreads and interest rates. From time to time, gross realized losses also include write-downs for securities determined to be other-than-temporarily impaired in our fixed-income and/or equity portfolios; disclosure related to these write-downs is provided below. Periodically, the rebalancing of our equity-indexed portfolio will also generate realized gains and/or losses.
OTHER-THAN-TEMPORARY IMPAIRMENT Included in the net realized gains (losses) on securities for the years ended 2006, 2005 and 2004, are write-downs on securities determined to have had an other-than-temporary decline in fair value. We routinely monitor our portfolio for price changes, which might indicate potential impairments, and perform detailed reviews of securities with unrealized losses based on predetermined criteria. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rates or equity market declines (i.e., negative returns at either a sector index level or the broader market level).
     Fixed-income and equity securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence, circumstances and influences to estimate the potential for, and timing of, recovery of the investment’s impairment. An other-than-temporary impairment loss is deemed to have occurred when the potential for, and timing of, recovery does not satisfy the criteria set forth in the current accounting guidance (see Critical Accounting Policies, Other-than-Temporary Impairment for further discussion).
     For fixed-income investments with unrealized losses due to market or industry-related declines where we have the intent and ability to hold the investment for the period of time necessary to recover a significant portion of the investment’s impairment and collect the interest obligation, declines are not deemed to qualify as other than temporary. Our policy for common stocks with market-related declines is to recognize impairment losses on individual securities with losses that are not reasonably expected to be recovered under historical market conditions when the security has been in such a loss position for three consecutive quarters.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-42

     When a security in our investment portfolio has an unrealized loss in fair value that is deemed to be other than temporary, we reduce the book value of such security to its current fair value, recognizing the decline as a realized loss in the income statement. All other unrealized gains or losses are reflected in shareholders’ equity. The write-down activity for the years ended December 31 was as follows:

		Write-downs	Write-downs
	Total	On Securities	On Securities
(millions)	Write-downs	Subsequently Sold	Held at Period End

2006
Fixed income	$1.8	$.3	$1.5
Common equities	2.4	2.0	.4

Total portfolio	$4.2	$2.3	$1.9

2005
Fixed income	$14.6	$5.3	$9.3
Common equities	7.1	—	7.1

Total portfolio	$21.7	$5.3	$16.4

2004
Fixed income	$.3	$—	$.3
Common equities	11.3	3.8	7.5

Total portfolio	$11.6	$3.8	$7.8

The following is a summary of the 2006 equity security write-downs by sector (both market-related and issuer specific):

					Remaining
					Gross
		Equity Portfolio	Russell 1000		Unrealized
	Amount of	Allocation at	Allocation at	Russell 1000	Loss at
(millions)	Write-down	December 31,	December 31,	Sector Return	December 31,
Sector	in 2006	2006	2006	in 2006	2006

Auto and Transportation	$.3	2.3%	2.3%	12.4%	$.1
Consumer Discretionary	1.1	13.0	14.0	9.0	1.4
Consumer Staples	—	7.2	7.2	16.0	—
Financial Services	.2	23.4	23.9	18.7	.4
Health Care	.4	11.8	12.0	6.0	1.4
Integrated Oil	—	6.3	5.6	34.7	—
Materials and Processing	—	4.0	4.2	18.3	.1
Other Energy	—	2.6	3.0	2.6	.1
Producer Durables	—	5.0	4.4	15.8	—
Technology	—	12.4	12.4	10.5	1.4
Utilities	—	7.5	7.4	29.5	—
Other Equities	—	4.5	3.6	9.7	—

Total Common Stocks	$2.0	100.0%	100.0%	15.6%	$4.9

Other Risk Assets	.4				—

Total Common Equities	$2.4				$4.9

See Critical Accounting Policies, Other-than-Temporary Impairment for further discussion.

APP.-A-43	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Repurchase Transactions During each of the last three years, we entered into repurchase commitment transactions, whereby we loaned U.S. Treasury or U.S. Government agency securities to accredited brokerage firms in exchange for cash equal to the fair value of the securities. These internally managed transactions were typically overnight arrangements. The cash proceeds were invested in AA or higher financial institution obligations with yields that exceeded our interest obligation on the borrowed cash. We are able to borrow the cash at low rates since the securities loaned are in short supply. Our interest rate exposure does not increase or decrease since the borrowing and investing periods match. During the year ended December 31, 2006, our largest single outstanding balance of repurchase commitments was $2,604.8 million, which was open for five consecutive days, with an average daily balance of $1,171.9 million for the year. During 2005, the largest single outstanding balance of repurchase commitments was $2,028.9 million, which was open for two days, with an average daily balance of $920.5 million for the year. We had no open repurchase commitments at December 31, 2006 and 2005. We earned income of $3.7 million, $4.5 million and $1.8 million on repurchase commitments during 2006, 2005 and 2004, respectively.
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
Loss and LAE Reserves Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2006, we had $5.4 billion of net loss and LAE reserves, which included $4.2 billion of case reserves and $1.2 billion of incurred but not recorded (IBNR) reserves.
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
     In analyzing the ultimate accident year loss experience, our actuarial staff reviews in detail, at the subset level, frequency (number of losses per earned car year), severity (dollars of loss per each claim) and average premium (dollars of premium per earned car year). The loss ratio, a primary measure of loss experience, is equal to the product of frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses is known and, therefore, is not estimated. The projection of frequency for these lines of business is usually very stable because a large majority of the injured parties report their claims within a short time period after the accident. The actual frequency experienced will vary depending on the change in mix of class of drivers written by Progressive, but the accuracy of the projected level is considered to be reliable. The severity experienced by Progressive, which is much more difficult to estimate, is affected by changes in underlying costs, such as medical costs, jury verdicts and regulatory changes. In addition, severity will vary relative to the change in our mix of business by limit.
     Assumptions regarding needed reserve levels made by the actuarial staff take into consideration influences on the historical data that reduce the predictiveness of our projected future loss cost. Internal considerations that are process-related, which generally result from changes in the claims organization’s activities, include claim closure rates, the number of claims that are closed without payment and the level of the claims representatives’ estimates of the needed case reserves for each claim. We study these changes and their effect on the historical data at the state level versus on a larger, less indicative, countrywide basis.
     External items considered include the litigation atmosphere, state-by-state changes in medical costs and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro countrywide level.
     The manner in which we consider and analyze the multitude of influences on the historical data, as well as how loss reserves affect our financial results, is discussed in more detail in our Report on Loss Reserving Practices, which was filed on June 28, 2006 via Form 8-K.
     Progressive’s carried net reserve balance of $5.4 billion implicitly assumes that the loss and LAE severity will increase for accident year 2006 over accident year 2005 by 3.8% and 2.0% for personal auto liability and commercial auto liability, respectively. Personal auto liability and commercial auto liability reserves represent over 98% of our total carried reserves. As discussed above, the severity estimates are influenced by many variables that are difficult to quantify and which influence the final amount of claims settlement. That, coupled with changes in internal claims practices, the legal environment and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-44

     The following table highlights what the impact would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2006, if during 2007 we were to experience the indicated change in our estimate of severity for the 2006 accident year:

	Estimated Changes in Severity for Accident Year 2006
			As
(millions)	-2%	-1%	Reported	+1%	+2%

Personal Auto Liability	$3,988.2	$4,038.9	$4,089.6	$4,140.3	$4,191.0
Commercial Auto Liability	1,157.6	1,166.0	1,174.4	1,182.8	1,191.2
Other[1]	99.6	99.6	99.6	99.6	99.6

Total	$5,245.4	$5,304.5	$5,363.6	$5,422.7	$5,481.8

[1]	Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: every percentage point change in our estimate of severity for the 2006 accident year would impact our personal auto liability reserves by $50.7 million and our commercial auto liability reserves by $8.4 million.
On the other hand, if during 2007 we were to experience the indicated change in our estimate of severity for each of the prior three accident years (i.e., 2006, 2005 and 2004), the impact to our year-end 2006 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2006, 2005 and 2004
			As
(millions)	-2%	-1%	Reported	+1%	+2%

Personal Auto Liability	$3,799.0	$3,944.3	$4,089.6	$4,234.9	$4,380.2
Commercial Auto Liability	1,127.0	1,150.7	1,174.4	1,198.1	1,221.8
Other[1]	99.6	99.6	99.6	99.6	99.6

Total	$5,025.6	$5,194.6	$5,363.6	$5,532.6	$5,701.6

[1]	Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: every percentage point change in our estimate of severity for each of the accident years 2006, 2005 and 2004 would impact our personal auto liability reserves by $145.3 million and our commercial auto liability reserves by $23.7 million.
Our best estimate of the appropriate amount for our reserves as of year-end 2006 is included in our financial statements for the year. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low (and, thus, whether future reserve development will be favorable or unfavorable), or whether one of the alternative scenarios discussed above is “reasonably likely” to occur.
     Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. During 2006, our estimate of the needed reserves at the end of 2005 decreased 4.6%. The following table shows how we have performed against this goal over the last ten years.

APP.-A-45	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

(millions)
For the years ended
December 31,	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Loss and LAE reserves[1]	$1,532.9	$1,867.5	$1,945.8	$2,200.2	$2,785.3	$3,069.7	$3,632.1	$4,346.4	$4,948.5	$5,313.1	$5,363.6

Re-estimated reserves as of:
One year later	1,429.6	1,683.3	1,916.0	2,276.0	2,686.3	3,073.2	3,576.0	4,237.3	4,592.6	5,066.2
Two years later	1,364.5	1,668.5	1,910.6	2,285.4	2,708.3	3,024.2	3,520.7	4,103.3	4,485.2	—
Three years later	1,432.3	1,673.1	1,917.3	2,277.7	2,671.2	2,988.7	3,459.2	4,048.0	—	—
Four years later	1,451.0	1,669.2	1,908.2	2,272.3	2,666.9	2,982.7	3,457.8	—	—	—
Five years later	1,445.1	1,664.7	1,919.0	2,277.5	2,678.5	2,993.7	—	—	—	—
Six years later	1,442.0	1,674.5	1,917.6	2,284.9	2,683.7	—	—	—	—	—
Seven years later	1,445.6	1,668.4	1,921.9	2,287.4	—	—	—	—	—	—
Eight years later	1,442.5	1,673.9	1,923.4	—	—	—	—	—	—	—
Nine years later	1,443.2	1,675.5	—	—	—	—	—	—	—	—
Ten years later	1,443.6	—	—	—	—	—	—	—	—	—

Cumulative development:
Favorable/(unfavorable)	$89.3	$192.0	$22.4	$(87.2)	$101.6	$76.0	$174.3	$298.4	$463.3	$246.9

Percentage[2]	5.8	10.3	1.2	(4.0)	3.6	2.5	4.8	6.9	9.4	4.6

[1]	Represents loss and LAE reserves net of reinsurance recoverables on net unpaid losses at the balance sheet date.

[2]	Cumulative development ÷ loss and LAE reserves.
Note: The chart above represents the development of the property-casualty loss and LAE reserves for 1996 through 2005. The reserves are re-estimated based on experience as of the end of each succeeding year and are increased or decreased as more information becomes known about the frequency and severity of claims for individual years. The cumulative development represents the aggregate change in the estimates over all prior years. Since the characteristics of the loss reserves for both personal auto and commercial auto are similar, we report development in the aggregate rather than by segment.
We experienced consistently favorable reserve development from 1996 through 1998, primarily due to the decreasing bodily injury severity. The reserves established as of the end of each year assumed the current accident year’s severity would increase over the prior accident year’s estimate. During this period, our bodily injury severity decreased each quarter when compared to the same quarter the prior year. This period of decreasing severity that we experienced was not only longer than that generally experienced by the industry, but also longer than any time in our history. As the experience continued to be evaluated at later dates, the realization of the decreased severity resulted in favorable reserve development. Late in 1998, we started experiencing an increase in bodily injury severity. As a result, the reserve development from 1998 through 2001 has been much closer to our original estimate. In total, the recent development reflects changes in severity from year to year at rates less than originally estimated.
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
Other-than-Temporary Impairment Under current accounting guidance, companies are required to perform periodic reviews of individual securities in their investment portfolios to determine whether a decline in the value of a security is other than temporary. A review for other-than-temporary impairment (OTI) requires companies to make certain judgments regarding the materiality of the decline; its effect on the financial statements; the probability, extent and timing of a valuation recovery; and the company’s ability and intent to hold the security. The scope of this review is broad and requires a forward-looking assessment of the fundamental characteristics of a security, as well as market-related prospects of the issuer and its industry.
     Pursuant to these requirements, we assess valuation declines to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors, or (ii) market-related factors, such as interest rates or equity market declines (i.e., negative returns at either a sector index level or the broader market level). This evaluation reflects our assessment of current conditions, as well as predictions of uncertain future events, that may have a material effect on the financial statements related to security valuation.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-46

     For fixed-income investments with unrealized losses due to market- or industry-related declines where we have the intent and ability to hold the investment for the period of time necessary to recover a significant portion of the investment’s impairment and collect the interest obligation, declines are not deemed to qualify as other than temporary. Our policy for common stocks with market-related declines is to recognize impairment losses on individual securities with losses that are not reasonably expected to be recovered under historical market conditions when the security has been in such a loss position for three consecutive quarters.
     When persuasive evidence exists that causes us to evaluate a decline in fair value to be other than temporary, we reduce the book value of such security to its current fair value, recognizing the decline as a realized loss in the income statement. All other unrealized gains (losses) are reflected in shareholders’ equity.
     As of December 31, 2006, Progressive’s total portfolio had $92.3 million in gross unrealized losses, compared to $132.2 million in gross unrealized losses at year-end 2005. The decrease in the gross unrealized loss position from 2005 primarily relates to sales within our fixed-income portfolio.
     The following table stratifies the gross unrealized losses in our portfolio at December 31, 2006, by duration in a loss position and magnitude of the loss as a percentage of the cost of the security. The individual amounts represent the additional OTI loss we would have recognized in the income statement if our policy for market-related declines was different from what is stated above.

		Total Gross
(millions)	Fair	Unrealized	Decline of Investment Value
Total Portfolio	Value	Losses	> 15%	> 25%	> 35%	> 45%

Unrealized loss for 1 quarter	$1,675.7	$5.6	$.2	$.1	$—	$—
Unrealized loss for 2 quarters	115.9	1.9	.9	.2	—	—
Unrealized loss for 3 quarters	96.1	3.9	1.0	.5	.2	—
Unrealized loss for 1 year or longer	4,832.2	80.9	1.5	.6	.4	—

Total	$6,719.9	$92.3	$3.6	$1.4	$.6	$—

We determined that none of the securities represented by the table above met the criteria for other-than-temporary impairment write-downs. However, if we had decided to write down all securities in an unrealized loss position for one year or longer where the securities decline in value exceeded 25%, we would have recognized an additional $.6 million of OTI losses in the income statement.
     The $80.9 million of gross unrealized losses that have been impaired for one year or longer are primarily within the fixed-income portfolio. None of these securities was deemed to have any fundamental issues that would lead us to believe that they were other-than-temporarily impaired. We have the intent and ability to hold the investment for the period of time necessary to recover a significant portion of the investment’s impairment and collect the interest obligation, and will do so, as long as the securities continue to be consistent with our investment strategy.
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
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Statements in this Annual Report that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions and projections generally; inflation and changes in economic conditions (including changes in interest rates and financial markets); the accuracy and adequacy of our pricing and loss reserving methodologies; the competitiveness of our pricing and the effectiveness of our initiatives to retain more customers; initiatives by competitors and the effectiveness of our response; our ability to obtain regulatory approval for requested rate changes and the timing thereof; the effectiveness of our brand strategy and advertising campaigns relative to those of competitors; legislative and regulatory developments; disputes relating to intellectual property rights; the outcome of litigation pending or that may be filed against us; weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail and winter conditions); changes in driving patterns and loss trends; acts of war and terrorist activities; our ability to maintain the uninterrupted operation of our facilities, systems (including information technology systems) and business functions; court decisions and trends in litigation and health care and auto repair costs; and other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for one or more contingencies. Reported results, therefore, may appear to be volatile in certain accounting periods.

APP.-A-47	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Ten Year Summary—Financial Highlights
(unaudited)

(millions–except ratios, per share amounts
and number of people employed)	2006	2005	2004	2003	2002

Insurance Companies Selected Financial Information and Operating Statistics—Statutory Basis
Net premiums written	$14,132.0	$14,007.6	$13,378.1	$11,913.4	$9,452.0
Growth	1%	5%	12%	26%	30%
Policyholders’ surplus	$4,963.7	$4,674.1	$4,671.0	$4,538.3	$3,370.2

Net premiums written to policyholders’ surplus ratio	2.8	3.0	2.9	2.6	2.8

Loss and loss adjustment expense ratio	66.6	68.1	65.0	67.4	70.9
Underwriting expense ratio	19.9	19.3	19.6	18.8	20.4

Statutory combined ratio	86.5	87.4	84.6	86.2	91.3

Selected Consolidated Financial Information—GAAP Basis
Total assets	$19,482.1	$18,898.6	$17,184.3	$16,281.5	$13,564.4
Total shareholders’ equity	6,846.6	6,107.5	5,155.4	5,030.6	3,768.0
Common Shares outstanding	748.0	789.3	801.6	865.8	871.8
Common Share price:
High	$30.09	$31.23	$24.32	$21.17	$15.12
Low	22.18	20.35	18.28	11.56	11.19
Close (at December 31)	24.22	29.20	21.21	20.90	12.41
Market capitalization	$18,116.6	$23,040.7	$17,001.9	$18,088.9	$10,819.3
Book value per Common Share	9.15	7.74	6.43	5.81	4.32
Return on average common shareholders’ equity	25.3%	25.0%	30.0%	29.1%	19.3%
Debt outstanding	$1,185.5	$1,284.9	$1,284.3	$1,489.8	$1,489.0
Ratios:
Debt to total capital	14.8%	17.4%	19.9%	22.8%	28.3%
Price to earnings	11.5	16.7	11.1	14.7	16.6
Price to book	2.6	3.8	3.3	3.6	2.9
Earnings to fixed charges	24.7x	21.3x	27.1x	18.8x	13.2x

Net premiums earned	$14,117.9	$13,764.4	$13,169.9	$11,341.0	$8,883.5
Total revenues	14,786.4	14,303.4	13,782.1	11,892.0	9,294.4
Underwriting margins:[1]
Personal Lines	12.3%	11.0%	14.1%	12.1%	7.5%
Commercial Auto	19.8%	17.9%	21.1%	17.5%	9.1%
Other indemnity[2]	NM	NM	NM	NM	7.2%
Total underwriting operations	13.3%	11.9%	14.9%	12.7%	7.6%
Net income	$1,647.5	$1,393.9	$1,648.7	$1,255.4	$667.3
Per share (diluted basis)	2.10	1.74	1.91	1.42	.75
Dividends per share	.0325	.0300	.0275	.0250	.0240
Number of people employed	27,778	28,336	27,085	25,834	22,974
All share and per share amounts were adjusted for the May 18, 2006, 4-for-1 stock split and the April 22, 2002, 3-for-1 stock split.

[1]	Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 9 – Segment Information, as a percent of net premiums earned.

[2]	In 2003, we ceased writing business for our lender’s collateral protection program. As a result, underwriting margin is not meaningful (NM) for our other indemnity businesses due to the insignificant amount of premiums earned by such businesses after that date.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-48

(millions–except ratios, per share amounts
and number of people employed)	2001	2000	1999	1998	1997

Insurance Companies Selected Financial Information and Operating Statistics—Statutory Basis
Net premiums written	$7,260.1	$6,196.1	$6,124.7	$5,299.7	$4,665.1
Growth	17%	1%	16%	14%	36%
Policyholders’ surplus	$2,647.7	$2,177.0	$2,258.9	$2,029.9	$1,722.9

Net premiums written to policyholders’ surplus ratio	2.7	2.8	2.7	2.6	2.7

Loss and loss adjustment expense ratio	73.6	83.2	75.0	68.5	71.1
Underwriting expense ratio	21.1	21.0	22.1	22.4	20.7

Statutory combined ratio	94.7	104.2	97.1	90.9	91.8

Selected Consolidated Financial Information—GAAP Basis
Total assets	$11,122.4	$10,051.6	$9,704.7	$8,463.1	$7,559.6
Total shareholders’ equity	3,250.7	2,869.8	2,752.8	2,557.1	2,135.9
Common Shares outstanding	881.2	882.2	877.1	870.5	867.2
Common Share price:
High	$12.65	$9.25	$14.52	$14.33	$10.07
Low	6.84	3.75	5.71	7.83	5.13
Close (at December 31)	12.44	8.64	6.09	14.11	9.99
Market capitalization	$10,958.6	$7,616.8	$5,345.4	$12,279.7	$8,667.0
Book value per Common Share	3.69	3.25	3.14	2.94	2.46
Return on average common shareholders’ equity	13.5%	1.7%	10.9%	19.3%	20.9%
Debt outstanding	$1,095.7	$748.8	$1,048.6	$776.6	$775.9
Ratios:
Debt to total capital	25.2%	20.7%	27.6%	23.3%	26.6%
Price to earnings	27.2	164.5	18.5	27.7	22.6
Price to book	3.4	2.7	1.9	4.8	4.1
Earnings to fixed charges	10.7x	1.3x	5.7x	10.2x	9.2x

Net premiums earned	$7,161.8	$6,348.4	$5,683.6	$4,948.0	$4,189.5
Total revenues	7,488.2	6,771.0	6,124.2	5,292.4	4,608.2
Underwriting margins:[1]
Personal Lines	4.5%	(5.2)%	1.2%	7.9%	6.3%
Commercial Auto	8.3%	3.3%	8.4%	17.6%	10.9%
Other indemnity[2]	7.0%	13.6%	10.8%	8.6%	7.9%
Total underwriting operations	4.8%	(4.4)%	1.7%	8.4%	6.6%
Net income	$411.4	$46.1	$295.2	$456.7	$400.0
Per share (diluted basis)	.46	.05	.33	.51	.44
Dividends per share	.0233	.0225	.0218	.0208	.0200
Number of people employed	20,442	19,490	18,753	15,735	14,126

APP.-A-49	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Quantitative Market Risk Disclosures
(unaudited)
Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2006, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices.
Other Than Trading Financial Instruments
Financial instruments subject to interest rate risk were:

	Fair Value
	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change	Change	Actual	Change	Change

U.S. government obligations	$3,523.1	$3,358.1	$3,203.4	$3,058.3	$2,921.8
State and local government obligations	3,332.1	3,223.0	3,119.7	3,021.7	2,928.8
Asset-backed securities	2,497.0	2,445.4	2,390.1	2,335.4	2,285.0
Corporate securities	1,199.0	1,155.1	1,113.8	1,074.8	1,037.8
Preferred stocks	1,839.1	1,809.3	1,781.0	1,754.1	1,728.3
Other debt securities[1]	139.0	135.4	131.9	128.7	125.5
Short-term investments	581.2	581.2	581.2	581.2	581.2

Balance as of December 31, 2006	$13,110.5	$12,707.5	$12,321.1	$11,954.2	$11,608.4

Balance as of December 31, 2005	$13,008.3	$12,604.0	$12,215.8	$11,850.3	$11,506.0

[1]	Includes $99.1 million in mandatory redeemable preferred stocks.
Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. Bonds and preferred stocks are individually priced to yield to the worst case scenario, which includes any issuer-specific features, such as a call option. Asset-backed securities, including state and local government housing securities, are priced assuming deal-specific prepayment scenarios, considering the deal structure, prepayment penalties, yield maintenance agreements and the underlying collateral.
Financial instruments subject to equity market risk were:

	Fair	Hypothetical Market Changes
(millions)	Value	+10%	-10%

Common equities as of December 31, 2006	$2,368.1	$2,604.9	$2,131.3
Common equities as of December 31, 2005	$2,058.9	$2,264.8	$1,853.0
The model represents the estimated value of our common equity portfolio given a +/- 10% change in the market, based on the common stock portfolio’s weighted average beta of 1.0. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/- 10% change; the number of securities without betas is approximately 1%, and the remaining 99% of the equity portfolio is indexed to the Russell 1000.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-50

As an additional supplement to the sensitivity analysis, we present results from a value-at-risk (VaR) analysis used to estimate and quantify our market risks. VaR is the expected loss, for a given confidence level, of our portfolio due to adverse market movements in an ordinary market environment. The VaR estimates below are used as a risk measurement and reflect an estimate of potential reductions in fair value of our portfolio for the following 22 and 66 trading days (one- and three-month intervals) at the 95th percentile loss. We use the 22-day VaR to measure exposure to short-term volatility and the 66-day VaR for longer-term contingency capital planning.

	December 31,	September 30,	June 30,	March 31,	December 31,
(millions)	2006	2006	2006	2006	2005

22-day VaR
Fixed-income portfolio	$(102.1)	$(95.9)	$(119.3)	$(107.2)	$(106.0)
% of portfolio	(.8)%	(.8)%	(1.0)%	(.9)%	(.9)%
% of shareholders’ equity	(1.5)%	(1.4)%	(1.9)%	(1.7)%	(1.7)%
Common equity portfolio	$(83.4)	$(98.3)	$(129.1)	$(83.8)	$(84.6)
% of portfolio	(3.5)%	(4.4)%	(6.1)%	(3.9)%	(4.1)%
% of shareholders’ equity	(1.2)%	(1.5)%	(2.0)%	(1.3)%	(1.4)%
Total portfolio	$(128.1)	$(148.1)	$(189.5)	$(144.9)	$(137.4)
% of portfolio	(.9)%	(1.0)%	(1.3)%	(1.0)%	(1.0)%
% of shareholders’ equity	(1.9)%	(2.2)%	(3.0)%	(2.3)%	(2.2)%

66-day VaR
Fixed-income portfolio	$(174.7)	$(164.2)	$(204.5)	$(183.9)	$(181.9)
% of portfolio	(1.4)%	(1.3)%	(1.6)%	(1.5)%	(1.5)%
% of shareholders’ equity	(2.6)%	(2.4)%	(3.2)%	(2.9)%	(3.0)%
Common equity portfolio	$(138.5)	$(162.6)	$(213.7)	$(138.5)	$(140.7)
% of portfolio	(5.8)%	(7.3)%	(10.1)%	(6.5)%	(6.8)%
% of shareholders’ equity	(2.0)%	(2.4)%	(3.3)%	(2.2)%	(2.3)%
Total portfolio	$(218.8)	$(248.2)	$(318.4)	$(244.3)	$(230.9)
% of portfolio	(1.5)%	(1.7)%	(2.2)%	(1.7)%	(1.6)%
% of shareholders’ equity	(3.2)%	(3.7)%	(5.0)%	(3.9)%	(3.8)%
Our VaR results are based on a stochastic simulation where all securities are marked to market under 10,000 scenarios. Fixed-income securities are priced off simulated term structures and risk is calculated based on the volatilities and correlations of the points on those curves. Equities are priced off each security’s individual pricing history. The model uses an exponentially weighted moving average methodology to forecast variance and covariance over a two-year time horizon for each security. In estimating the parameters of the forecast model, the sample mean is set to zero and the weight applied in the exponential moving average forecasts are set at .97, making the model more sensitive to recent volatility and correlations. The VaR of the total investment portfolio is less than the sum of the two components (fixed income and common equity) due to the benefit of diversification.
     The slight decrease in the 22-day and 66-day VaR from December 31, 2005 to December 31, 2006, primarily results from lower volatility in the equity market in 2006. Volatility in the fixed-income market was relatively unchanged.

APP.-A-51	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Claims Payment Patterns
(unaudited)
The Progressive Group of Insurance Companies is primarily an insurer of automobiles and recreational vehicles owned by individuals, and trucks owned by small businesses. As such, our claims liabilities, by their very nature, are short in duration. Since our incurred losses consist of both payments and changes in the reserve estimates, it is important to understand our paid development patterns. The charts below show our auto claims payment patterns, reflecting both dollars and claims counts paid, for auto physical damage and bodily injury claims, as well as on a total auto basis. Since physical damage claims pay out so quickly, the chart is calibrated on a monthly basis, as compared to a quarterly basis for the bodily injury and total auto payments.
Physical Damage
Bodily Injury

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-52

Total Auto
Note: The above graphs are presented on an accident period basis and are based on three years of actual experience for physical damage and nine years for bodily injury and total auto.

APP.-A-53	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Quarterly Financial and Common Share Data
(unaudited)
(millions — except per share amounts)

		Net Income		Stock Price[1]
	Operating		Per				Rate of	Dividends
Quarter	Revenues[2]	Total	Share[3]	High	Low	Close	Return[4]	Per Share

2006
1	$3,508.9	$436.6	$.55	$30.09	$25.25	$26.07		$.00750
2	3,572.3	400.4	.51	27.86	25.25	25.71		.00750
3	3,551.6	409.6	.53	25.84	22.18	24.54		.00875
4	3,515.5	400.9	.53	25.54	22.19	24.22		.00875

	$14,148.3	$1,647.5	$2.10	$30.09	$22.18	$24.22	(17.0)%	$.03250

2005
1	$3,361.2	$412.7	$.51	$23.12	$20.35	$22.94		$.00750
2	3,464.1	394.3	.49	25.22	21.88	24.70		.00750
3	3,488.6	305.3	.38	26.83	23.43	26.19		.00750
4	3,490.7	281.6	.35	31.23	25.76	29.20		.00750

	$13,804.6	$1,393.9	$1.74	$31.23	$20.35	$29.20	37.9%	$.03000

2004
1	$3,106.1	$460.0	$.52	$22.27	$20.17	$21.90		$.00625
2	3,245.9	386.3	.44	22.99	20.33	21.33		.00625
3	3,289.8	388.9	.44	21.40	18.28	21.19		.00750
4	3,576.6	413.5	.50	24.32	20.75	21.21		.00750

	$13,218.4	$1,648.7	$1.91	$24.32	$18.28	$21.21	1.6%	$.02750

All per share amounts and stock prices were adjusted for the May 18, 2006, 4-for-1 stock split.

[1]	Prices as reported on the consolidated transaction reporting system. Progressive’s Common Shares are listed on the New York Stock Exchange under the symbol PGR.

[2]	Represents premiums earned plus service revenues.

[3]	Presented on a diluted basis. The sum may not equal the total because the average equivalent shares differ in the periods.

[4]	Represents annual rate of return, including quarterly dividend reinvestment.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-54

Net Premiums Written by State
(unaudited)

(millions)	2006		2005		2004		2003		2002

Florida	$1,811.5	12.8%	$1,774.2	12.7%	$1,522.6	11.4%	$1,338.2	11.2%	$1,040.7	11.0%
Texas	1,096.0	7.8	1,126.8	8.0	1,181.1	8.8	1,126.4	9.4	858.6	9.1
California	1,085.1	7.7	982.8	7.0	892.7	6.7	736.2	6.2	550.7	5.8
New York	930.6	6.6	968.8	6.9	935.7	7.0	808.3	6.8	662.0	7.0
Georgia	751.0	5.3	749.5	5.4	733.2	5.5	614.4	5.2	485.3	5.1
Ohio	693.7	4.9	736.0	5.3	754.2	5.6	712.1	6.0	619.7	6.6
Pennsylvania	642.1	4.5	659.1	4.7	634.4	4.7	589.3	4.9	491.0	5.2
All other	7,122.0	50.4	7,010.4	50.0	6,724.2	50.3	5,988.5	50.3	4,744.0	50.2

Total	$14,132.0	100.0%	$14,007.6	100.0%	$13,378.1	100.0%	$11,913.4	100.0%	$9,452.0	100.0%

APP.-A-55	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

Directors
Charles A. Davis3,5,6
Chief Executive Officer,
Stone Point Capital LLC
(private equity investing)
Stephen R. Hardis2,4,5,6
Lead Director,
Axcelis Technologies, Inc.
(manufacturing)
Bernadine P. Healy, M.D.1,6
Health Editor and Medical Columnist,
U.S. News & World Report
(publishing)
Jeffrey D. Kelly2,4,6
Vice Chairman
and Chief Financial Officer,
National City Corporation
(commercial banking)
Abby F. Kohnstamm6
President and Chief Executive Officer,
Abby F. Kohnstamm & Associates, Inc.
(marketing consulting)
Philip A. Laskawy1,6
formerly Chairman and
Chief Executive Officer,
Ernst & Young LLP
(professional services)
Peter B. Lewis2,6,7
Chairman of the Board
Norman S. Matthews3,5,6
Consultant,
formerly President,
Federated Department Stores, Inc.
(retailing)
Patrick H. Nettles, Ph.D.1,6
Executive Chairman,
Ciena Corporation
(telecommunications)
Glenn M. Renwick2
President and Chief Executive Officer
Donald B. Shackelford4,6
Chairman,
Fifth Third Bank, Central Ohio
(commercial banking)
Bradley T. Sheares, Ph.D. 3,6
Chief Executive Officer,
Reliant Pharmaceuticals, Inc.
(pharmaceuticals)

[1]	Audit Committee member

[2]	Executive Committee member

[3]	Compensation Committee member

[4]	Investment and Capital Committee member

[5]	Nominating and Governance Committee member

[6]	Independent director

[7]	Non-executive chairman
Corporate Officers
Glenn M. Renwick
President and Chief Executive Officer
W. Thomas Forrester
Vice President and Chief Financial Officer
(retiring effective March 2007)
Charles E. Jarrett
Vice President, Secretary
and Chief Legal Officer
Thomas A. King
Vice President and Treasurer
Jeffrey W. Basch
Vice President and Chief Accounting Officer
Peter B. Lewis
Chairman of the Board
(non-executive)
Other Executive Officers
John A. Barbagallo
Agency Group President
William M. Cody
Chief Investment Officer
Brian C. Domeck
Chief Financial Officer
(beginning March 2007)
Susan Patricia Griffith
Chief Human Resource Officer
Brian J. Passell
Claims Group President
John P. Sauerland
Direct Group President
Brian A. Silva
Commercial Auto Group President
Raymond M. Voelker
Chief Information Officer
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
Accounting Complaint Procedure Any employee or other interested party with a complaint or concern regarding accounting, internal accounting controls or auditing matters relating to Progressive may report such complaint or concern directly to the Chairman of the Audit Committee, as follows: Philip A. Laskawy, Chairman of the Audit Committee, c/o Ernst & Young, 5 Times Square, New York, New York 10036, Phone: 212-773-1300, e-mail: philip_laskawy@progressive.com.
     Any such complaint or concern also may be reported anonymously over the following toll-free Alert Line: 1-800-683-3604. Progressive will not retaliate against any individual by reason of his or her having made such a complaint or reported such a concern in good faith. View the complete procedures at progressive.com/governance.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES	APP.-A-56

Whistleblower Protections Progressive will not retaliate against any officer or employee of Progressive because of any lawful act done by the employee to provide information or otherwise assist in investigations regarding conduct that the employee reasonably believes to be a violation of Federal Securities Laws or of any rule or regulation of the Securities and Exchange Commission or Federal Securities Laws relating to fraud against shareholders. View the complete Whistleblower Protections at progressive.com/governance.
Annual Meeting The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 20, 2007, at 10 a.m. eastern time. There were 3,921 shareholders of record on December 31, 2006.
Principal Office The principal office of The Progressive Corporation is at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143. Phone: 440-461-5000
Web site: progressive.com
Customer Service and Claims Reporting
For 24-Hour Customer Service or to report a claim, contact:
PERSONAL LINES
Private Passenger Auto/Special Lines
Agency Business
Progressive®Drive® Insurance/
Progressive Motorcycle,
Progressive RV, etc.
1-800-925-2886
driveinsurance.com
Direct Business
Progressive Direct®/
Progressive Motorcycle,
Progressive RV, etc.
1-800-PROGRESSIVE (1-800-776-4737)
progressive.com
COMMERCIAL AUTO
Agency Business
1-800-444-4487
progressivecommercial.com
Direct Business
1-800-895-2886
progressivecommercial.com
Common Shares The Progressive Corporation’s Common Shares (symbol PGR) are traded on the New York Stock Exchange. Progressive announced a change to an annual dividend policy starting in 2007. For 2007, the record date for the dividend is expected to be in December 2007, subject to Board approval, with payment expected in February 2008.
Corporate Governance Progressive’s Corporate Governance Guidelines and Board Committee Charters are available at: progressive.com/governance, or may be requested in print by writing to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143.
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
Counsel Baker & Hostetler LLP, Cleveland, Ohio
Transfer Agent and Registrar
Registered Shareholders: If your Progressive shares are registered in your name, contact National City Bank regarding questions or changes to your account: National City Bank, Dept. 5352, Shareholder Services Operations, P.O. Box 92301, Cleveland, Ohio 44193-0900. Phone: 1-800-622-6757 or e-mail: shareholder.inquiries@nationalcity.com.
Beneficial Shareholders: If your Progressive shares are held in a brokerage account, contact your broker directly regarding questions or changes to your account.
Shareholder/Investor Relations Progressive does not maintain a mailing list for distribution of shareholders’ reports. To view Progressive’s publicly filed documents, shareholders can access our Web site: progressive.com/sec. To view our earnings and other releases, access progressive.com/investors.
To request copies of Progressive’s publicly filed documents, write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, e-mail: investor_relations@progressive.com or call: 440-395-2258.
For financial-related information, call: 440-395-2222 or e-mail: investor_relations@progressive.com.
For all other Company information, call: 440-461-5000 or e-mail: webmaster@progressive.com.
Registered Trademarks Progressive®and Drive®are registered trademarks. Net Promoter®is a registered trademark of Satmetrix Systems, Inc.
Interactive Annual Report The Progressive Corporation’s 2006 Annual Report, in an interactive format, can be found at: progressive.com/annualreport.
©2007 The Progressive Corporation

APP.-A-57	THE PROGRESSIVE CORPORATION AND SUBSIDIARIES