Form 10-K, Exhibit 13
period 2007-12-31
PROGRESSIVE CORP/OH/
filed 2008-02-27
CIK 80661

THE PROGRESSIVE CORPORATION

2007 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries
Consolidated Statements of Income
For the years ended December 31,

(millions — except per share amounts)	2007	2006	2005

Revenues
Net premiums earned	$13,877.4	$14,117.9	$13,764.4
Investment income	680.8	647.8	536.7
Net realized gains (losses) on securities	106.3	(9.7)	(37.9)
Service revenues	22.3	30.4	40.2

Total revenues	14,686.8	14,786.4	14,303.4

Expenses
Losses and loss adjustment expenses	9,926.2	9,394.9	9,364.8
Policy acquisition costs	1,399.9	1,441.9	1,448.2
Other underwriting expenses	1,526.2	1,402.8	1,312.2
Investment expenses	12.4	11.9	12.1
Service expenses	20.5	24.4	24.6
Interest expense	108.6	77.3	82.6

Total expenses	12,993.8	12,353.2	12,244.5

Net Income
Income before income taxes	1,693.0	2,433.2	2,058.9
Provision for income taxes	510.5	785.7	665.0

Net income	$1,182.5	$1,647.5	$1,393.9

Computation of Earnings Per Share
Basic:
Average shares outstanding	710.4	774.3	787.7

Per share	$1.66	$2.13	$1.77

Diluted:
Average shares outstanding	710.4	774.3	787.7
Net effect of dilutive stock-based compensation	8.1	9.5	11.6

Total equivalent shares	718.5	783.8	799.3

Per share	$1.65	$2.10	$1.74

All share and per share amounts were adjusted for the May 18, 2006, 4-for-1 stock split.

See notes to consolidated financial statements.

App.-A-2

The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets
December 31,

(millions)	2007	2006

Assets
Investments - Available-for-sale, at fair value:
Fixed maturities (amortized cost: $9,135.6 and $9,959.6)	$9,184.9	$9,958.9
Equity securities:
Preferred stocks (cost: $2,578.1 and $1,761.4)	2,270.3	1,781.0
Common equities (cost: $1,361.0 and $1,469.0)	2,327.5	2,368.1
Short-term investments (amortized cost: $382.4 and $581.0)	382.4	581.2

Total investments	14,165.1	14,689.2
Cash	5.8	5.6
Accrued investment income	142.1	134.4
Premiums receivable, net of allowance for doubtful accounts of $118.1 and $122.0	2,395.1	2,498.2
Reinsurance recoverables, including $47.6 and $72.4 on paid losses	335.1	433.8
Prepaid reinsurance premiums	69.8	89.5
Deferred acquisition costs	426.3	441.0
Income taxes	106.0	16.8
Property and equipment, net of accumulated depreciation of $605.7 and $557.0	1,000.4	973.4
Other assets	197.4	200.2

Total assets	$18,843.1	$19,482.1

Liabilities and Shareholders’ Equity
Unearned premiums	$4,210.4	$4,335.0
Loss and loss adjustment expense reserves	5,942.7	5,725.0
Accounts payable, accrued expenses and other liabilities[1]	1,580.6	1,390.0
Debt[2]	2,173.9	1,185.5

Total liabilities	13,907.6	12,635.5

Shareholders’ equity:
Common Shares, $1.00 par value (authorized 900.0; issued 798.1 and 798.7, including treasury shares of 117.9 and 50.7)	680.2	748.0
Paid-in capital	834.8	847.4
Accumulated other comprehensive income:
Net unrealized gains on securities	465.0	596.8
Net unrealized gains on forecasted transactions	27.8	7.5
Retained earnings	2,927.7	4,646.9

Total shareholders’ equity	4,935.5	6,846.6

Total liabilities and shareholders’ equity	$18,843.1	$19,482.1

1See Note 11 — Litigation and Note 12 — Commitments and Contingencies for further discussion.

2Consists of long-term debt. See Note 4 — Debt for further discussion.

See notes to consolidated financial statements.

App.-A-3

The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31,

(millions — except per share amounts)	2007		2006		2005

Retained Earnings
Balance, Beginning of year	$4,646.9		$4,726.0		$3,812.9
Net income	1,182.5	$1,182.5	1,647.5	$1,647.5	1,393.9	$1,393.9

Cash dividends declared on Common Shares ($2.1450, $.0325 and $.0300 per share)[1]	(1,507.6)		(25.0)		(23.7)
Treasury shares purchased[2]	(1,388.4)		(1,111.6)		(457.0)
Capitalization of stock split	—		(585.9)		—
Other, net[3]	(5.7)		(4.1)		(.1)

Balance, End of year	$2,927.7		$4,646.9		$4,726.0

Accumulated Other Comprehensive Income (Loss), Net of Tax
Balance, Beginning of year	$604.3		$398.7		$444.8
Changes in:
Net unrealized gains on securities		(131.8)		206.7		(45.0)
Net unrealized gains on forecasted transactions		20.3		(1.1)		(1.1)

Other comprehensive income	(111.5)	(111.5)	205.6	205.6	(46.1)	(46.1)

Balance, End of year	$492.8		$604.3		$398.7

Comprehensive Income		$1,071.0		$1,853.1		$1,347.8

Common Shares, $1.00 Par Value
Balance, Beginning of year	$748.0		$197.3		$200.4
Stock options exercised	3.4		3.7		1.6
Treasury shares purchased[2]	(72.9)		(39.1)		(5.2)
Restricted stock issued, net of forfeitures	1.7		.2		.5
Capitalization of stock split	—		585.9		—

Balance, End of year	$680.2		$748.0		$197.3

Paid-In Capital
Balance, Beginning of year	$847.4		$848.2		$743.3
Stock options exercised	27.4		39.6		42.6
Tax benefits from exercise/vesting of stock-based compensation	15.5		38.8		41.2
Treasury shares purchased[2]	(87.1)		(63.8)		(20.6)
Restricted stock issued, net of forfeitures	(1.7)		(.2)		41.7
Amortization of stock-based compensation	28.0		27.8		—
SFAS 123(R) reclass[4]	—		(51.5)		—
Other[3]	5.3		8.5		—

Balance, End of year	$834.8		$847.4		$848.2

Unamortized Restricted Stock
Balance, Beginning of year	$—		$(62.7)		$(46.0)
Restricted stock issued, net of forfeitures	—		—		(42.2)
Restricted stock market value adjustment	—		—		(8.2)
Amortization of restricted stock	—		—		33.7
SFAS 123(R) reclass[4]	—		62.7		—

Balance, End of year	$—		$—		$(62.7)

Total Shareholders’ Equity	$4,935.5		$6,846.6		$6,107.5

1All per share amounts were adjusted for the May 18, 2006, 4-for-1 stock split.

2Progressive did not split its treasury shares in conjunction with the May 18, 2006, 4-for-1 stock split. In 2006, we repurchased 3,182,497 common shares prior to the stock split and 35,887,246 common shares subsequent to the stock split.

3Primarily reflects activity associated with our deferred compensation plans.

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

App.-A-4

The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31,

(millions)	2007	2006	2005

Cash Flows From Operating Activities
Net income	$1,182.5	$1,647.5	$1,393.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	106.9	103.4	92.4
Amortization of fixed maturities	284.1	225.6	189.6
Amortization of stock-based compensation	26.5	27.6	33.7
Net realized (gains) losses on securities	(106.3)	9.7	37.9
Net loss on disposition of property and equipment	.4	.9	—
Changes in:
Premiums receivable	103.1	2.5	(213.5)
Reinsurance recoverables	98.7	(28.1)	(24.1)
Prepaid reinsurance premiums	19.7	14.2	16.1
Deferred acquisition costs	14.7	3.8	(12.6)
Income taxes	(30.3)	10.1	(140.0)
Unearned premiums	(124.6)	(.1)	227.1
Loss and loss adjustment expense reserves	217.7	64.7	374.7
Accounts payable, accrued expenses and other liabilities	2.4	7.1	49.5
Tax benefits from exercise/vesting of stock-based compensation[1]	—	—	41.2
Other, net	(4.5)	(64.3)	(71.9)

Net cash provided by operating activities	1,791.0	2,024.6	1,994.0

Cash Flows From Investing Activities
Purchases:
Fixed maturities	(8,184.6)	(6,294.9)	(9,154.4)
Equity securities	(1,490.3)	(1,131.6)	(852.9)
Short-term investments — auction rate securities	(7,156.6)	(2,999.3)	(7,935.3)
Sales:
Fixed maturities	8,327.6	5,668.2	7,068.6
Equity securities	775.2	323.1	152.3
Short-term investments — auction rate securities	7,325.4	3,215.5	8,053.4
Maturities, paydowns, calls and other:
Fixed maturities	557.9	686.1	572.6
Equity securities	10.7	223.5	114.4
Net sales (purchases) of short-term investments — other	30.0	(22.3)	491.8
Net unsettled security transactions	35.1	(116.6)	126.6
Purchases of property and equipment	(136.3)	(334.3)	(219.3)
Sale of property and equipment	2.0	15.4	36.1

Net cash provided by (used in) investing activities	96.1	(767.2)	(1,546.1)

Cash Flows From Financing Activities
Proceeds from exercise of stock options	30.8	43.3	44.2
Tax benefits from exercise/vesting of stock-based compensation[1]	15.5	38.8	—
Proceeds from debt[2]	1,021.7	—	—
Payment of debt	—	(100.0)	—
Dividends paid to shareholders	(1,406.5)	(25.0)	(23.7)
Acquisition of treasury shares	(1,548.4)	(1,214.5)	(482.8)

Net cash used in financing activities	(1,886.9)	(1,257.4)	(462.3)

Increase (decrease) in cash	.2	—	(14.4)
Cash, Beginning of year	5.6	5.6	20.0

Cash, End of year	$5.8	$5.6	$5.6

1Reclassified as required under SFAS 123(R).

2Includes a $34.4 million pretax gain received upon closing a forecasted debt issuance hedge. See Note 4 — Debt for further discussion.

See notes to consolidated financial statements.

App.-A-5

The Progressive Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

1. REPORTING AND ACCOUNTING POLICIES

Nature of Operations The Progressive Corporation, an insurance holding company formed in 1965, owned 64 subsidiaries and had 1 mutual insurance company affiliate as of December 31, 2007. Our insurance subsidiaries provide personal and commercial automobile insurance and other specialty property-casualty insurance and related services throughout the United States. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through both an independent insurance agency channel and a direct channel. Our Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses through both the independent agency and direct channels.

Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries and affiliate. All of the subsidiaries and the mutual company affiliate are wholly owned or controlled. We achieve control of our mutual company affiliate through a 100% reinsurance contract and a management service contract between a wholly-owned insurance subsidiary and such affiliate. All intercompany accounts and transactions are eliminated in consolidation.

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

Fixed-maturity securities include debt securities and redeemable preferred stocks, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of our asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs or other economic factors. These securities are carried at fair value with the corresponding unrealized gains (losses), net of deferred income taxes, reported in accumulated other comprehensive income. Fair values are obtained from recognized pricing services or other quoted sources. The asset-backed portfolio is accounted for under the retrospective method; prepayment assumptions are based on market expectations. The prospective method is used for interest-only and non-investment-grade asset-backed securities.

Equity securities include common stocks, nonredeemable preferred stocks and other risk investments and are reported at quoted fair values. Changes in fair value of these securities, net of deferred income taxes, are reflected as unrealized gains (losses) in accumulated other comprehensive income. Changes in value of foreign equities due to foreign currency exchange rates would be limited by foreign currency hedges, if any, and would be recognized in income in the current period. We held no foreign equities or foreign currency hedges during 2007 or 2006.

Short-term investments include auction rate securities (i.e., certain municipal bonds and preferred stocks). Due to the nature of auction rate securities, these securities are classified as short-term based upon their expected auction date (generally 7-49 days) rather than on their contractual obligation (which are greater than one year at original issuance). We held no auction rate securities at December 31, 2007. In addition to auction rate securities, short-term investments include Eurodollar deposits, commercial paper and other securities expected to mature within one year. Changes in fair value of these securities, net of deferred income taxes, are reflected as unrealized gains (losses) in accumulated other comprehensive income.

We did not hold any trading securities at December 31, 2007 or 2006. Trading securities are securities bought principally for the purpose of sale in the near term. To the extent we have trading securities, changes in fair value would be recognized in income in the current period. Derivative instruments which may be used for trading purposes or classified as trading derivatives due to the characteristics of the transaction are discussed below.

Derivative instruments may include futures, options, forward positions, foreign currency forwards, interest rate swap agreements and credit default swaps and may be used in the portfolio for general investment purposes or to hedge the exposure to:

•	Changes in fair value of an asset or liability (fair value hedge);

App.-A-6

•	Foreign currency of an investment in a foreign operation (foreign currency hedge); or

•	Variable cash flows of a forecasted transaction (cash flow hedge).

To the extent we have derivatives held or issued for general investment purposes, these derivative instruments are recognized as either assets or liabilities and measured at fair value with changes in fair value recognized in income as a component of net realized gains (losses) on securities during the period of change. At December 31, 2007, we held one credit default swap position and two interest rate swap positions, compared to one credit default swap position at December 31, 2006.

Derivatives designated as hedges are required to be evaluated on established criteria to determine the effectiveness of their correlation to, and ability to reduce the designated risk of specific securities or transactions. Effectiveness is required to be reassessed regularly. Hedges that are deemed to be effective would be accounted for as follows:

•	Fair value hedge: changes in fair value of the hedge, as well as the hedged item, would be recognized in income in the period of change while the hedge was in effect.

•	Foreign currency hedge: changes in fair value of the hedge, as well as the hedged item, would be reflected as a change in translation adjustment as part of accumulated other comprehensive income. Gains and losses on the foreign currency hedge would offset the foreign exchange gains and losses on the foreign investment as they are recognized into income.

•	Cash flow hedge: changes in fair value of the hedge would be reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction.

If a hedge is deemed to become ineffective, it would be accounted for as follows:

•	Fair value hedge: the derivative instrument would continue to be adjusted through income, while the adjustment in the change in value of the hedged item would be reflected as a change in unrealized gains (losses) as part of accumulated other comprehensive income.

•	Foreign currency hedge: changes in the value of the hedged item would continue to be reflected as a change in translation adjustment as part of accumulated other comprehensive income, but the derivative instrument would be adjusted through income for the current period.

•	Cash flow hedge: changes in fair value of the derivative instrument would be reported in income for the current period.

We had no fair value or foreign currency hedges during 2007 or 2006. During May 2007, we entered into a forecasted debt issuance hedge (cash flow hedge) that was deemed effective to hedge against possible rises in interest rates in conjunction with the prospective issuance of our debentures in June 2007 (see Note 4 — Debt for further discussion); we had no cash flow hedges in 2006.

For all derivative positions, net cash requirements are limited to changes in fair values, which may vary based upon changes in interest rates, currency exchange rates and other factors. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk.

Investment securities are exposed to various risks such as interest rate, market and credit risk. Fair values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the portfolio’s value in the near term. We continually monitor our portfolio for price changes, which might indicate potential impairments, and perform detailed reviews of securities with unrealized losses based on predetermined criteria. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors, or (ii) market-related factors, such as interest rates or equity market declines. When a security in our investment portfolio has an unrealized loss in fair value that is deemed to be other than temporary, we reduce the book value of such security to its current fair value, recognizing the decline as a realized loss in the income statement. Any future changes in fair value, either increases or decreases, are reflected as changes in unrealized gains (losses) as part of accumulated other comprehensive income.

Realized gains (losses) on securities are computed based on the first-in first-out method and also include write-downs on available-for-sale securities considered to have other-than-temporary declines in fair value, as well as holding period valuation changes on derivatives.

App.-A-7

Property and Equipment Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is recognized over the estimated useful lives of the assets using accelerated methods for computer equipment and the straight-line method for all other fixed assets. The useful lives range from 3 to 4 years for computer equipment, 10 to 40 years for buildings and improvements, and 3 to 10 years for all other property and equipment. Land and buildings comprised 80% of total property and equipment at both December 31, 2007 and 2006. Property and equipment include capitalized software developed or acquired for internal use. Total interest capitalized was $2.4 million in both 2007 and 2006, and $1.3 million in 2005, relating to construction projects and capitalized computer software costs.

Insurance Premiums and Receivables Insurance premiums written are earned into income on a pro rata basis over the period of risk, based on a daily earnings convention. Accordingly, unearned premiums represent the portion of premiums written that is applicable to the unexpired risk. We provide insurance and related services to individuals and small commercial accounts throughout the United States, and offer a variety of payment plans. Generally, premiums are collected prior to providing risk coverage, minimizing our exposure to credit risk. We perform a policy level evaluation to determine the extent to which the premiums receivable balance exceeds the unearned premiums balance. We then age this exposure to establish an allowance for doubtful accounts based on prior experience.

Income Taxes The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are net unrealized gains (losses) on securities, loss reserves, unearned premiums reserves, deferred acquisition costs and non-deductible accruals. We review our deferred tax assets for recoverability. At December 31, 2007, we were able to demonstrate that the benefit of our deferred tax assets was fully realizable and, therefore, no valuation allowance was recorded.

Loss and Loss Adjustment Expense Reserves Loss reserves represent the estimated liability on claims reported to us, plus reserves for losses incurred but not recorded (IBNR). These estimates are reported net of amounts estimated to be recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims and losses. The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income currently. Such loss and loss adjustment expense reserves are susceptible to change in the near term.

Reinsurance Our reinsurance transactions primarily include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures/Plans — “CAIP”) and premiums ceded to state-provided reinsurance facilities, for which we retain no loss indemnity risk (see Note 6 — Reinsurance for further discussion). We also cede a portion of the premiums in our non-auto programs to limit our exposure in those particular markets. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums written. Our primary line of business, auto insurance, is written at relatively low limits of liability; as such, we do not believe that we need to mitigate this risk through voluntary reinsurance.

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

Stock-Based Compensation As of January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards 123 (revised 2004), “Share-Based Payment” (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, using the modified prospective method. As a result, our consolidated financial statements for the year ended December 31, 2006, reflected

App.-A-8

the effect of SFAS 123(R), including the reclassification of any unamortized restricted stock (i.e., unearned compensation) against paid-in capital for restricted stock awards accounted for as “equity awards” and against other liabilities for the restricted stock awards accounted for as “liability awards” (i.e., 2003 and 2004 restricted stock awards deferred pursuant to our deferred compensation plans). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the effect of SFAS 123(R).

Pursuant to the modified prospective application, we were required to expense the fair value at the grant date of our unvested outstanding stock options. No stock options have been granted after December 31, 2002. We did not incur any additional expense relating to currently outstanding stock options subsequent to 2006, since the final vesting date of stock options previously granted was January 1, 2007. Beginning in 2003, we began issuing restricted stock awards as our form of equity compensation to key members of management and non-employee directors in lieu of stock options; our current equity compensation program does not contemplate the issuance of stock options. Compensation expense for restricted stock awards is recognized over the respective vesting periods. Beginning in 2007, the expense for restricted stock is representative of the effect on net income for future periods.

For the years ended December 31, 2007 and 2006, the pretax expense of our stock-based compensation was $26.5 million and $27.6 million, respectively, (tax benefit of $9.3 million and $9.7 million), of which $1.3 million of the 2006 expense related to our unvested outstanding stock options. The following table shows the effects on net income and earnings per share for prior periods had the fair value based method been applied to all outstanding and unvested stock option awards for the year ended December 31, 2005. We used a modified Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant.

(millions, except per share amounts)	2005

Net income, as reported	$1,393.9
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all stock option awards, net of related tax effects	(2.6)

Net income, pro forma	$1,391.3

Earnings per share
Basic — as reported	$1.77
Basic — pro forma	1.77
Diluted — as reported	$1.74
Diluted — pro forma	1.74

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

In 2006, under SFAS 123(R), we began to record an estimate for expected forfeitures of restricted stock based on our historical forfeiture rates. Prior to adoption, we accounted for forfeitures as they occurred, as permitted under accounting standards then in effect. In addition, we shortened the vesting periods of certain stock-based awards based on the “qualified retirement” provisions in our incentive compensation plans, under which (among other provisions) the vesting of 50% of outstanding time-based restricted stock awards will accelerate upon retirement if the participant is 55 years of age or older and satisfies certain years-of-service requirements. The cumulative effect of adopting these changes under SFAS 123(R) was not material to our financial condition, cash flows or results of operations for the year ended December 31, 2006.

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

App.-A-9

Supplemental Cash Flow Information Cash includes only bank demand deposits. We paid income taxes of $526.0 million, $739.0 million and $767.0 million in 2007, 2006 and 2005, respectively. Total interest paid was $110.1 million during 2007, $81.3 million during 2006 and $85.0 million during 2005. Non-cash activity includes declared but unpaid dividends, the liability for deferred restricted stock compensation (prior to the adoption of SFAS 123(R)) and the changes in net unrealized gains (losses) on investment securities.

Progressive effected a 4-for-1 stock split in the form of a stock dividend to shareholders on May 18, 2006. We reflected the issuance of the additional common shares by transferring $585.9 million from retained earnings to the common stock account. All share, per share and equivalent share amounts and stock prices were adjusted to give effect to the split. Treasury shares were not split.

New Accounting Standards In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits entities to choose to measure certain financial assets and financial liabilities at fair value and recognize the unrealized gains and losses on such items in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for calendar year companies). We do not plan to elect the provisions of SFAS 159, and, therefore, this pronouncement will have no impact on our financial condition, cash flows or results of operations.

App.-A-10

2.	INVESTMENTS

The composition of the investment portfolio at December 31 was:

		Gross	Gross		% of
		Unrealized	Unrealized	Fair	Total
(millions)	Cost	Gains	Losses	Value	Portfolio

2007
Fixed maturities:
U.S. government obligations[1]	$1,166.7	$40.4	$—	$1,207.1	8.5%
State and local government obligations	3,706.3	44.0	(5.2)	3,745.1	26.5
Foreign government obligations	29.9	.3	—	30.2	.2
Corporate and U.S. agency debt securities	1,075.0	12.1	(8.7)	1,078.4	7.6
Asset-backed securities	2,503.6	35.9	(27.9)	2,511.6	17.7
Redeemable preferred stock	654.1	4.4	(46.0)	612.5	4.3

Total fixed maturities	9,135.6	137.1	(87.8)	9,184.9	64.8

Short-term investments:
Other short-term investments	382.4	—	—	382.4	2.7
Preferred stocks[2]	2,578.1	6.0	(306.4)	2,270.3	16.0
Common equities	1,361.0	986.8	(20.3)	2,327.5	16.5

Total portfolio[2,3]	$13,457.1	$1,129.9	$(414.5)	$14,165.1	100.0%

2006
Fixed maturities:
U.S. government obligations	$3,195.1	$23.3	$(15.0)	$3,203.4	21.8%
State and local government obligations	3,124.2	18.4	(22.9)	3,119.7	21.2
Foreign government obligations	29.8	.1	(.1)	29.8	.2
Corporate and U.S. agency debt securities	1,125.0	5.6	(13.8)	1,116.8	7.6
Asset-backed securities	2,387.4	24.0	(21.3)	2,390.1	16.3
Redeemable preferred stock	98.1	3.4	(2.4)	99.1	.7

Total fixed maturities	9,959.6	74.8	(75.5)	9,958.9	67.8

Short-term investments:
Auction rate municipal obligations	99.4	—	—	99.4	.7
Auction rate preferred stocks	69.2	.2	—	69.4	.5
Other short-term investments	412.4	—	—	412.4	2.8

Total short-term investments	581.0	.2	—	581.2	4.0

Preferred stocks	1,761.4	31.5	(11.9)	1,781.0	12.1
Common equities	1,469.0	904.0	(4.9)	2,368.1	16.1

Total portfolio[3]	$13,771.0	$1,010.5	$(92.3)	$14,689.2	100.0%

[1]	Includes $53.8 million of gains on our open interest rate swap positions. Also includes $34.1 million of collateral, in the form of Treasury Notes that were delivered to the counterparty on our open credit default swaps. See the Derivative Instruments section below for further discussion.

[2]	At December 31, 2007, the fair value included a $7.4 million change in certain hybrid securities that was recognized as a realized loss.

3Includes net unsettled security acquisitions of $77.0 million and $41.9 million at December 31, 2007 and 2006, respectively.

Our fixed-maturity securities include debt securities and redeemable preferred stocks. The preferred stock portfolio includes nonredeemable preferred stocks, which contain certain securities that have call features with fixed-rate coupons (i.e., hybrid securities), whereby the change in value of the call features is a component of the overall change in value of the preferred stocks. Other short-term investments include Eurodollar deposits, commercial paper and other investments which are expected to mature within one year. Common equities include common stock and other risk investments.

Our securities are reported at fair value, with the changes in fair value of these securities (other than hybrid securities) reported as a component of accumulated other comprehensive income, net of deferred income taxes. The change in fair value of the hybrid securities discussed above is recorded as a component of net realized gains (losses) on securities. See Note 10-Other Comprehensive Income for changes in net unrealized gains (losses) during the period.

App.-A-11

At December 31, 2007, bonds in the principal amount of $121.5 million were on deposit to meet state insurance regulatory and/or rating agency requirements. We did not have any securities of any one issuer with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2007 or 2006. At December 31, 2007, we had fixed-maturity securities with a fair value of $1.1 million that were non-income producing during the preceding 12 months.

Net Investment Income The components of net investment income for the years ended December 31 were:

(millions)	2007	2006	2005

Fixed maturities	$478.6	$481.7	$399.0
Preferred stocks	126.9	84.4	61.5
Common equities	46.2	43.1	37.2
Short-term investments:
Auction rate municipal obligations	2.6	1.8	5.4
Auction rate preferred stocks	.8	5.8	6.8
Other short-term investments	25.7	31.0	26.8

Investment income	680.8	647.8	536.7
Investment expenses	(12.4)	(11.9)	(12.1)

Net investment income	$668.4	$635.9	$524.6

Net Realized Gains (Losses) The components of net realized gains (losses) for the years ended December 31 were:

(millions)	2007	2006	2005

Fixed maturities	$113.3	$37.9	$47.4
Preferred stocks	3.1	.6	—
Common equities	55.4	24.7	15.6
Short-term investments:
Auction rate municipal obligations	.1	.1	.1
Derivatives	63.1	10.0	—

Total gross realized gains	235.0	73.3	63.1

Fixed maturities	(23.6)	(62.4)	(68.6)
Preferred stocks	(28.0)	(11.1)	(2.3)
Common equities	(33.7)	(9.2)	(22.5)
Short-term investments:
Auction rate municipal obligations	—	(.1)	—
Auction rate preferred stocks	—	(.2)	—
Derivatives	(43.4)	—	(7.6)

Total gross realized losses	(128.7)	(83.0)	(101.0)

Fixed maturities	89.7	(24.5)	(21.2)
Preferred stocks	(24.9)	(10.5)	(2.3)
Common equities	21.7	15.5	(6.9)
Short-term investments:
Auction rate municipal obligations	.1	—	.1
Auction rate preferred stocks	—	(.2)	—
Derivatives	19.7	10.0	(7.6)

Total net realized gains (losses) on securities	$106.3	$(9.7)	$(37.9)

Per share (diluted basis)	$.10	$(.01)	$(.03)

App.-A-12

For 2007, 2006 and 2005, net realized gains (losses) on securities include $19.6 million, $1.9 million and $16.4 million, respectively, of write-downs in securities determined to have had an other-than-temporary decline in fair value for securities held at December 31.

Gross Unrealized Losses The components of gross unrealized losses at December 31, 2007 and 2006 were:

	Total	Unrealized Losses
	Fair		Less than 12	12 Months or
(millions)	Value	Total	Months	Greater[1]

2007
Fixed maturities	$2,509.3	$(87.8)	$(51.4)	$(36.4)
Preferred stocks	1,975.3	(306.4)	(245.3)	(61.1)
Common equities	160.5	(20.3)	(18.3)	(2.0)

Total	$4,645.1	$(414.5)	$(315.0)	$(99.5)

2006
Fixed maturities	$6,128.4	$(75.5)	$(6.7)	$(68.8)
Preferred stocks	494.3	(11.9)	(.4)	(11.5)
Common equities	97.2	(4.9)	(4.3)	(.6)

Total	$6,719.9	$(92.3)	$(11.4)	$(80.9)

[1]	The fair value for securities in an unrealized loss position for 12 months or greater was $2,038.9 million at December 31, 2007 and $4,832.2 million at December 31, 2006.

We completed a thorough review of the securities presented in the table above and determined that none of the securities was deemed to have any fundamental issues which would lead us to believe that any were other-than-temporarily impaired. Approximately two-thirds of the losses that are 12 months or greater have had a decrease of less than 15% of their original value; the remaining one-third experienced a significant loss in value during the fourth quarter 2007, reflecting the financial market disruption relating to the sub-prime mortgage market that impacted the financial services sector. During the fourth quarter 2007, the issuers of these securities began efforts to stabilize their balance sheets by raising additional capital. These issuers continue to pay periodic dividends and we believe there is no evidence that their liquidity is a concern. The significant increase in unrealized losses less than one year occurred primarily during the fourth quarter 2007. The increase was mainly in the preferred stock portfolio and reflects the same issues discussed above regarding the financial market disruption relating to the sub-prime mortgage market.

We have the intent and ability to hold the fixed-maturity securities and preferred stocks, and will do so, as long as the securities continue to remain consistent with our investment strategy. We may retain the common stocks to maintain correlation to the Russell 1000 Index as long as the portfolio and index correlation remain similar. If our strategy was to change and these securities were determined to be other-than-temporarily impaired, we would recognize a write-down in accordance with our stated policy.

Trading Securities At December 31, 2007 and 2006, we did not hold any trading securities. We did not have any net realized gains (losses) on trading securities for the years ended December 31, 2007, 2006 and 2005.

Derivative Instruments From time to time we invest in derivative instruments. At December 31, 2007, we held interest rate swaps to receive fixed interest rates for 5 years and 10 years with a combined notional value of $1.3 billion. For 2007, the interest rate swap positions generated net realized gains, including net interest expense, of $53.1 million. We held no interest rate swaps in 2006 or 2005. The carrying value of the derivative positions are immaterial to our financial condition, cash flows and results of operations and are reported as part of the available-for-sale portfolio, with the net gain reported as a component of net realized gains (losses) on securities.

During 2007, we closed $210 million of notional credit default exposure on a corporate non-investment-grade index and $40 million of notional exposure on a corporate investment-grade index. During 2006, we held $40 million of notional exposure on the same corporate investment-grade index. The combined positions generated net realized gains of $10.0 million and $.1 million for 2007 and 2006, respectively. We held no corporate non-investment-grade or investment-grade index derivatives in 2005. The carrying value of the derivative positions are immaterial to our financial condition, cash flows and results of operations and are reported as part of the available-for-sale portfolio, with the net gain reported as a component of net realized gains (losses) on securities.

Additionally, during 2007, we sold credit default protection using credit default swap derivatives on an investment-grade asset-backed index with a credit quality of BBB-, comprised of 20 bonds in the sub-prime mortgage sector, with a

App.-A-13

notional amount of $140 million. We matched these notional amounts with Treasury Notes with the same maturity and principal value to cover our off-balance-sheet exposure. During 2006, we closed our credit default protection derivatives sold on four separate corporate issuers which were also matched with equivalent Treasury Notes. The combined positions generated a net gain (loss) of $(43.4) million in 2007, compared to $9.9 million and $(7.6) million for 2006 and 2005, respectively. The carrying value of the derivative and Treasury positions are immaterial to our financial condition, cash flows and results of operations and are reported as part of the available-for-sale portfolio, with the net gain reported as a component of net realized gains (losses) on securities.

Fixed Maturities The composition of fixed maturities by maturity at December 31, 2007, was:

(millions)	Cost	Fair Value

Less than one year	$527.1	$529.0
One to five years	5,723.3	5,750.6
Five to ten years	2,678.8	2,701.0
Ten years or greater	152.6	150.5

Total	$9,081.8	$9,131.1

The table above excludes $53.8 million of gains on open interest rate swap positions.

Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities which do not have a single maturity date are reported at expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

3.	INCOME TAXES

The components of our income tax provision were as follows:

(millions)	2007	2006	2005

Current tax provision	$503.7	$798.6	$696.7
Deferred tax expense (benefit)	6.8	(12.9)	(31.7)

Total income tax provision	$510.5	$785.7	$665.0

The provision for income taxes in the accompanying consolidated statements of income differed from the statutory rate as follows:

($ in millions)	2007		2006		2005

Income before income taxes	$1,693.0		$2,433.2		$2,058.9

Tax at statutory rate	$592.6	35%	$851.6	35%	$720.6	35%
Tax effect of:
Exempt interest income	(40.3)	(3)	(35.9)	(2)	(34.8)	(2)
Dividends received deduction	(35.4)	(2)	(27.2)	(1)	(22.2)	(1)
Other items, net	(6.4)	—	(2.8)	—	1.4	—

Total income tax provision	$510.5	30%	$785.7	32%	$665.0	32%

App.-A-14

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2007 and 2006, the components of the net deferred tax assets were as follows:

(millions)	2007	2006

Deferred tax assets:
Unearned premiums reserve	$293.2	$300.7
Non-deductible accruals	149.7	145.8
Loss reserves	121.7	120.6
Write-downs on securities	12.7	13.9
Other	7.9	5.2
Deferred tax liabilities:
Deferred acquisition costs	(149.2)	(154.4)
Net unrealized gains on securities	(250.4)	(321.4)
Hedges on forecasted transactions	(15.0)	(4.0)
Depreciable assets	(63.7)	(52.4)
Other	(14.7)	(15.0)

Net deferred tax assets	92.2	39.0
Net income taxes (payable) recoverable	13.8	(22.2)

Income taxes	$106.0	$16.8

In July 2006, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” was issued, which provides guidance for recognizing and measuring the financial statement impact of tax positions taken or expected to be taken in a tax return. This interpretation was effective beginning January 1, 2007. As of January 1, 2007, we had no unrecognized tax benefits. We analyzed our tax positions in accordance with this interpretation and determined that it did not result in any changes to our uncertain tax positions. As a result, no adjustment to January 1, 2007 retained earnings was required.

We recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007, we had not accrued any interest or penalties related to unrecognized tax benefits.

The statute of limitations remains open with respect to our federal income tax returns for tax years 2004 and later. The 2004 through 2006 returns are currently under examination. We have entered into the Compliance Assurance Program (CAP) for the 2007 tax year. Under the CAP program, the Internal Revenue Service begins its examination process for the tax year before the tax return is filed, by examining significant transactions and events as they occur. The goal of the CAP program is to expedite the exam process and to reduce the level of uncertainty regarding a taxpayer’s tax filing positions.

There have been no changes to our liability for unrecognized tax benefits, interest and penalties during the year ended December 31, 2007.

4.	DEBT

Debt at December 31 consisted of:

	2007		2006
	Carrying	Fair	Carrying	Fair
(millions)	Value	Value	Value	Value

6.375% Senior Notes due 2012 (issued: $350.0, December 2001)	$348.6	$367.8	$348.3	$365.4
7% Notes due 2013 (issued: $150.0, October 1993)	149.2	162.9	149.1	163.2
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	294.4	311.8	294.3	325.2
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	393.9	397.6	393.8	414.0
6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (issued: $1,000.0, June 2007)	987.8	936.5	—	—

Total	$2,173.9	$2,176.6	$1,185.5	$1,267.8

App.-A-15

Debt includes amounts we have borrowed and contributed to the capital of our insurance subsidiaries or used for other business purposes. Fair values are obtained from publicly quoted sources. There are no restrictive financial covenants or credit rating triggers on our debt.

Interest on all debt is payable semiannually at the stated rates. However, the 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “Debentures”) will only bear interest at this fixed annual rate through, but excluding, June 15, 2017. Thereafter, the Debentures will bear interest at a rate equal to the three-month LIBOR plus 2.0175%, and the interest will be payable quarterly. In addition, subject to certain conditions, Progressive has the right to defer the payment of interest on the Debentures for one or more periods not exceeding ten consecutive years each. During any such deferral period, among other conditions, interest would continue to accrue, including interest on the deferred interest, and we generally would not be able to declare or pay any dividends on, or repurchase any of, our common shares.

Except for the Debentures, all principal is due at the maturity stated in the table above. The Debentures will become due on June 15, 2037, the scheduled maturity date, but only to the extent that we have received sufficient net proceeds from the sale of certain qualifying capital securities. Progressive must use its commercially reasonable efforts, subject to certain market disruption events, to sell enough qualifying capital securities to permit repayment of the Debentures in full on the scheduled maturity date or, if sufficient proceeds are not realized from the sale of such qualifying capital securities by such date, on each interest payment date thereafter. Any remaining outstanding principal will be due on June 15, 2067, the final maturity date.

The 7% Notes are noncallable. The 6.375% Senior Notes, the 6 5/8% Senior Notes and the 6.25% Senior Notes (collectively, “Senior Notes”) may be redeemed in whole or in part at any time, at the option of Progressive, subject to a “make-whole” provision. Subject to the Replacement Capital Covenant discussed below, the Debentures may be redeemed, in whole or in part, at any time: (a) prior to June 15, 2017, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures being redeemed, or (ii) a “make-whole” amount, in each case plus any accrued and unpaid interest; or (b) on or after June 15, 2017, at a redemption price equal to 100% of the principal amount of the Debentures being redeemed, plus any accrued and unpaid interest. In connection with the issuance of the Debentures, Progressive entered into a Replacement Capital Covenant in which we agreed, for the benefit of the holders of a senior debt security, that we will not repay, redeem, defease or purchase all or part of the Debentures before June 15, 2047, unless, subject to certain limitations, we have received proceeds from the sale of certain replacement capital securities, as defined in the Replacement Capital Covenant.

Prior to issuance of the Senior Notes and Debentures, we entered into forecasted debt issuance hedges against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed. At that time, we recognized, as part of accumulated other comprehensive income, unrealized gains (losses) of $18.4 million, $(4.2) million, $5.1 million and $34.4 million associated with the 6.375% Senior Notes, the 6 5/8% Senior Notes, the 6.25% Senior Notes and the Debentures, respectively. The gains (losses) on these hedges are deferred and are being recognized as adjustments to interest expense over the life of the related debt issuances for the Senior Notes, and over the 10-year fixed interest rate term for the Debentures.

In December 2005, we entered into an uncommitted line of credit with National City Bank in the principal amount of $125 million. No commitment fees are required to be paid. There are no rating triggers under this line of credit. We had no borrowings under this arrangement during 2007, 2006 or 2005. Interest on amounts borrowed would generally accrue at the one-month LIBOR plus .375%.

Aggregate principal payments on debt outstanding at December 31, 2007, are $0 for 2008, 2009, 2010 and 2011, $350.0 million for 2012 and $1.85 billion thereafter.

App.-A-16

5.	LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Activity in the loss and loss adjustment expense reserves is summarized as follows:

(millions)	2007	2006	2005

Balance at January 1	$5,725.0	$5,660.3	$5,285.6
Less reinsurance recoverables on unpaid losses	361.4	347.2	337.1

Net balance at January 1	5,363.6	5,313.1	4,948.5

Incurred related to:
Current year	9,845.9	9,641.8	9,720.7
Prior years	80.3	(246.9)	(355.9)

Total incurred	9,926.2	9,394.9	9,364.8

Paid related to:
Current year	6,737.2	6,682.3	6,644.7
Prior years	2,897.4	2,662.1	2,355.5

Total paid	9,634.6	9,344.4	9,000.2

Net balance at December 31	5,655.2	5,363.6	5,313.1
Plus reinsurance recoverables on unpaid losses	287.5	361.4	347.2

Balance at December 31	$5,942.7	$5,725.0	$5,660.3

Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while sustaining minimal variation from the date that the reserves are initially established until losses are fully developed. Our reserves developed unfavorably in 2007, compared to favorable development in 2006 and 2005. Total development consists of net changes made by our actuarial department on prior accident year reserves, based on regularly scheduled reviews, claims settling for more or less than reserved, emergence of unrecorded claims at rates different than reserved and changes in reserve estimates by claim representatives. The estimated severity for prior accident years, primarily 2006 and 2005, increased from our estimate as of the end of 2006, which was the basis for the unfavorable development in 2007.

Because we are primarily an insurer of motor vehicles, we have limited exposure to environmental, asbestos and general liability claims. We have established reserves for such exposures, in amounts that we believe to be adequate based on information currently known. These claims are not expected to have a material effect on our liquidity, financial condition, cash flows or results of operations.

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

6.	REINSURANCE

The effect of reinsurance on premiums written and earned for the years ended December 31 was as follows:

	2007		2006		2005
(millions)	Written	Earned	Written	Earned	Written	Earned

Direct premiums	$13,982.4	$14,107.0	$14,386.2	$14,386.3	$14,293.4	$14,066.2
Ceded	(209.9)	(229.6)	(254.2)	(268.4)	(285.8)	(301.8)

Net premiums	$13,772.5	$13,877.4	$14,132.0	$14,117.9	$14,007.6	$13,764.4

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

App.-A-17

At December 31, 2007, approximately 40% of the “prepaid reinsurance premiums” were comprised of CAIP, compared to about 50% at December 31, 2006. As of December 31, 2007 and December 31, 2006, approximately 40% of the “reinsurance recoverables” were comprised of CAIP. The remainder of the “prepaid reinsurance premiums” and “reinsurance recoverables” was primarily related to state-mandated and non-auto programs.

Losses and loss adjustment expenses were net of reinsurance ceded of $109.6 million in 2007, $196.3 million in 2006 and $197.9 million in 2005.

7.	STATUTORY FINANCIAL INFORMATION (unaudited)

At December 31, 2007, $470.2 million of consolidated statutory policyholders’ surplus represented net admitted assets of our insurance subsidiaries and affiliate that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

During 2007, the insurance subsidiaries paid aggregate cash dividends of $1,484.8 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $974.6 million in 2008 without prior approval from regulatory authorities, provided the dividend payments are not within 12 months of previous dividends paid by the applicable subsidiary.

Consolidated statutory policyholders’ surplus was $4,587.3 million and $4,963.7 million at December 31, 2007 and 2006, respectively. Statutory net income was $1,105.2 million, $1,612.4 million and $1,393.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

8.	EMPLOYEE BENEFIT PLANS

Retirement Plans Progressive has a two-tiered Retirement Security Program. The first tier is a defined contribution pension plan covering all employees who meet requirements as to age and length of service. Company contributions vary from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service and may be invested by a participant in any of the investment funds available under the plan. Company contributions were $22.5 million in 2007, $21.9 million in 2006 and $19.5 million in 2005.

The second tier is a long-term savings plan under which Progressive matches, up to a maximum of 3% of the employee’s eligible compensation, amounts contributed to the plan by an employee. Company matching contributions may be invested by a participant in any of the investment funds available under the plan. Company matching contributions were $29.3 million in 2007, $29.6 million in 2006 and $26.8 million in 2005.

Postemployment Benefits Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation, and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $24.8 million at December 31, 2007, compared to $23.2 million in 2006.

Postretirement Benefits We provide postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. There are approximately 100 people in this group of employees. Our funding policy for the benefits is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

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

(millions)	2007	2006	2005

Cash	$126.2	$197.7	$235.9
Stock-based	26.5	27.6	33.7

App.-A-18

Our 2003 Incentive Plan, which provides for the granting of stock-based awards, including restricted stock awards, to key employees of Progressive, has 19.0 million shares currently authorized, net of restricted stock awards cancelled; 11.3 million shares remain available for future restricted stock grants. Our 1995 Incentive Plan has expired; however, awards made under that plan prior to its expiration are still in effect.

In 2003, we began issuing restricted stock awards in lieu of stock options. The restricted stock awards are issued as either time-based or performance-based awards. The time-based awards vest in equal installments upon the lapse of specified periods of time, typically three, four and five years. The vesting period (i.e., requisite service period) must be a minimum of six months and one day. The performance-based awards vest upon the achievement of predetermined performance goals. The performance-based awards are granted to approximately 50 executives and senior managers, in addition to their time-based awards, to provide additional compensation for achieving pre-established profitability and growth targets. Generally, the restricted stock awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant. However, restricted stock awards granted in 2003 and 2004, that were deferred pursuant to our deferred compensation plan, are accounted for as liability awards, since distributions from the deferred compensation plan for these awards will be made in cash; accordingly, we record expense on a pro rata basis based on the current market value of common shares at the end of the reporting period.

Prior to 2003, we granted nonqualified stock options for periods up to ten years. These options became exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All remaining options vested on January 1, 2007. All options granted had an exercise price equal to the market value of the common shares on the date of grant and, under the then applicable accounting guidance, no compensation expense was recorded prior to 2006. Pursuant to the adoption of SFAS 123(R), on January 1, 2006, we began expensing the remaining unvested stock option awards (see Note 1 — Reporting and Accounting Policies, “Stock-Based Compensation,” for further discussion). All option exercises are settled in Progressive common shares from either existing treasury shares or newly issued shares.

A summary of all employee restricted stock activity during the years ended December 31 follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Grant Date	of	Grant Date	of	Grant Date
Restricted Shares	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Beginning of year	6,232,522	$22.27	5,442,988	$20.21	3,663,364	$18.89
Add (deduct):
Granted	2,318,637	21.01	1,828,198	26.50	1,942,784	22.62
Vested	(1,005,680)	18.80	(567,824)	16.60	(2,728)	18.45
Forfeited	(676,629)	22.44	(470,840)	21.74	(160,432)	19.37

End of year	6,868,850	$22.33	6,232,522	$22.27	5,442,988	$20.21

Available, end of year[1]	11,287,225		13,448,514		15,276,712

[1]	Represents shares available under the 2003 Incentive Plan. The 1995 Incentive Plan expired in February 2005, and the remaining shares thereunder are no longer available for future issuance.

Of the 1,005,680 restricted stock awards that vested during the year ended December 31, 2007, 788,560 shares were not deferred under our deferred compensation plans and 217,120 were deferred (see discussion of deferred compensation plans below). The aggregate pretax intrinsic value of the non-deferred awards, based on the average of the high and low stock price on the day prior to vesting, was $4.3 million. There was no intrinsic value attributed to the shares which were deferred, since, as previously discussed, these awards were granted in 2003 or 2004 and, therefore, were expensed based on the current market value at the end of each reporting period.

App.-A-19

During the year ended December 31, 2007, we recognized $26.5 million, or $17.2 million after taxes, of compensation expense related to our outstanding unvested restricted stock. During the year ended December 31, 2006, we recognized $27.6 million, or $17.9 million after taxes, of compensation expense related to our outstanding unvested restricted stock and stock option awards. At December 31, 2007, the total compensation cost related to unvested restricted stock awards not yet recognized was $76.5 million. This compensation expense will be recognized into the income statement over the weighted average vesting period of 2.51 years.

A summary of all employee stock option activity during the years ended December 31 follows:

	2007		2006
		Weighted		Weighted
	Number	Average	Number	Average
	of	Grant Date	of	Grant Date
Nonvested Stock Options Outstanding	Shares	Fair Value	Shares	Fair Value

Beginning of year	1,087,866	$5.82	4,232,220	$4.76
Deduct:
Vested[1]	(1,087,866)	5.82	(3,053,352)	4.36
Forfeited	—	—	(91,002)	5.81

End of year	—	$—	1,087,866	$5.82

[1]	All remaining stock option awards vested on January 1, 2007.

In September 2007, we paid a $2.00 per common share special dividend to shareholders of record at the close of business on August 31, 2007. Since the holders of the outstanding stock option awards were not entitled to receive the cash dividend, we were required to increase the number of shares and reduce the exercise price of any of our then outstanding stock option awards in accordance with the antidilution provisions of our incentive plans; prior year information was not adjusted. This adjustment is reflected in the tables below for both our employees and directors.

	2007		2006		2005
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
Options Outstanding	Shares	Price	Shares	Price	Shares	Price

Beginning of year	13,747,221	$8.75	19,621,476	$8.44	26,358,004	$8.01
Add:
Antidilution adjustment	1,201,984	NM	—	—	—	—
Deduct:
Exercised	(3,208,873)	9.10	(5,649,193)	7.55	(6,581,264)	6.67
Forfeited	(1,830)	11.78	(225,062)	12.09	(155,264)	10.82

End of year	11,738,502	$7.75	13,747,221	$8.75	19,621,476	$8.44

Exercisable, end of year	11,738,502	$7.75	12,659,355	$8.38	15,389,256	$7.82

NM=not meaningful

The total pretax intrinsic value of options exercised during the year ended December 31, 2007, was $37.1 million, based on the actual stock price at time of exercise.

The following employee stock options were outstanding and exercisable as of December 31, 2007:

Weighted
	Weighted		Average
Number	Average	Aggregate	Remaining
of	Exercise	Intrinsic Value	Contractual
Shares	Price	(in millions)	Life

11,738,502	$7.75	$133.9	2.74 years

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the difference between our closing stock price of $19.16 on December 31, 2007, and the exercise price of the options, which is the amount that would have been received by the option holders had all option holders exercised their options as of that date. All of the exercisable options at December 31, 2007, were “in-the-money.”

Incentive Compensation Plans — Directors Our 2003 Directors Equity Incentive Plan, which provides for the granting of stock-based awards, including restricted stock awards to non-employee directors of Progressive, has 1.4 million

App.-A-20

shares currently authorized, net of restricted stock awards cancelled; 1.1 million shares remain available for future restricted stock grants. Our 1998 Directors’ Stock Option Plan, under which additional awards are not expected to be made, will expire on April 24, 2008; however, awards made under this plan prior to its expiration are still in effect.

In 2003, we began issuing restricted stock awards to non-employee directors as the equity component of their compensation. The restricted stock awards are issued as time-based awards. The vesting period (i.e., requisite service period) must be a minimum of six months and one day. The time-based awards granted to date have included vesting periods of eleven months from the date of each grant. The restricted stock awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.

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

In April 2006, we began granting restricted stock awards to non-employee directors as their sole compensation as a member of the Board of Directors. From April 2003 through April 2006, we issued restricted stock awards in addition to other retainer and meeting fees. A summary of all directors restricted stock activity during the years ended December 31 follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Grant Date	of	Grant Date	of	Grant Date
Restricted Shares	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Beginning of year	66,031	$26.64	50,244	$21.91	48,968	$22.47
Add (deduct):
Granted	76,074	23.52	66,031	26.64	50,244	21.91
Vested	(66,031)	26.64	(50,244)	21.91	(48,968)	22.47
Forfeited	(7,479)	23.52	—	—	—	—

End of year	68,595	$23.52	66,031	$26.64	50,244	$21.91

Available, end of year[1]	1,094,275		1,170,349		1,236,380

[1]	Represents shares available under the 2003 Directors Equity Incentive Plan.

A summary of all stock option activity for both current and former directors during the years ended December 31 follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
Options Outstanding	Shares	Price	Shares	Price	Shares	Price

Beginning of year	772,664	$8.59	873,108	$8.20	969,108	$7.79
Add:
Antidilution adjustment	55,851	NM	—	—	—	—
Deduct:
Exercised	(199,702)	8.16	(100,444)	5.18	(96,000)	4.06

End of year	628,813	$7.97	772,664	$8.59	873,108	$8.20

Exercisable, end of year[1]	628,813	$7.97	772,664	$8.59	873,108	$8.20

NM=not meaningful

[1]	There are 1,730,708 shares available under the 1998 Directors’ Stock Option Plan.

Deferred Compensation We maintain The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan), that permits eligible executives to defer receipt of some or all of their annual bonuses or all of their annual restricted stock awards. Deferred cash compensation is deemed invested in one or more investment funds, including common

App.-A-21

shares of Progressive, offered under the Deferral Plan and elected by the participant. All distributions from the Deferral Plan pursuant to deferred cash compensation will be paid in cash.

For all restricted stock awards granted on or after March 17, 2005, and deferred pursuant to the Deferral Plan, the deferred amounts are deemed invested in common shares and are ineligible for transfer to other investment funds in the Deferral Plan; all distributions will be made in common shares. For all awards granted prior to March 17, 2005, the deferred amounts are eligible to be transferred to any of the funds in the Deferral Plan; distributions of these deferred awards will be made in cash.

We reserved 3.6 million common shares for issuance under the Deferral Plan. An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan. At December 31, 2007 and 2006, the trust held assets of $93.3 million and $85.9 million, respectively, of which $15.0 million and $13.1 million were held in Progressive’s common shares.

9.	SEGMENT INFORMATION

We write personal automobile and other specialty property-casualty insurance and provide related services throughout the United States. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles. The Personal Lines segment is comprised of both the Agency and Direct businesses. The Agency business includes business written by our network of more than 30,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (other insurance companies, financial institutions and national agencies). The Direct business includes business written online and by phone.

Our Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses in the specialty truck and business auto markets. This segment is distributed through both the independent agency and direct channels.

Our other indemnity businesses primarily include writing professional liability insurance for community banks and managing a small amount of run-off business.

Our service businesses include providing insurance-related services, primarily processing CAIP business.

All revenues are generated from external customers and we do not have a reliance on any major customer.

We evaluate segment profitability based on pretax underwriting profit (loss) for the Personal Lines and Commercial Auto Businesses. In addition, we use underwriting profit (loss) for the other indemnity businesses and pretax profit (loss) for the service businesses. Pretax underwriting profit (loss) is calculated as follows:

Net premiums earned
Less: Losses and loss adjustment expenses Policy acquisition costs Other underwriting expenses

Pretax underwriting profit (loss)

Service business profit (loss) is the difference between service business revenues and service business expenses.

Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We do not allocate assets or income taxes to operating segments. In addition, we do not separately identify depreciation and amortization expense by segment and such disclosure would be impractical. Companywide depreciation expense was $106.9 million in 2007, $103.4 million in 2006 and $92.4 million in 2005. The accounting policies of the operating segments are the same as those described in Note 1 — Reporting and Accounting Policies.

App.-A-22

Following are the operating results for the years ended December 31:

	2007		2006		2005
		Pretax		Pretax		Pretax
		Profit		Profit		Profit
(millions)	Revenues	(Loss)	Revenues	(Loss)	Revenues	(Loss)

Personal Lines
Agency	$7,636.4	$500.2	$7,903.6	$936.7	$7,993.1	$857.6
Direct	4,372.6	339.9	4,337.4	568.6	4,076.2	475.7

Total Personal Lines[1]	12,009.0	840.1	12,241.0	1,505.3	12,069.3	1,333.3
Commercial Auto	1,846.9	185.7	1,851.9	366.5	1,667.8	298.0
Other indemnity	21.5	(.7)	25.0	6.5	27.3	7.9

Total underwriting operations	13,877.4	1,025.1	14,117.9	1,878.3	13,764.4	1,639.2

Service businesses	22.3	1.8	30.4	6.0	40.2	15.6
Investments[2]	787.1	774.7	638.1	626.2	498.8	486.7
Interest expense	—	(108.6)	—	(77.3)	—	(82.6)

Consolidated total	$14,686.8	$1,693.0	$14,786.4	$2,433.2	$14,303.4	$2,058.9

[1]	Private passenger automobile insurance accounted for 91% of the total Personal Lines segment net premiums earned in both 2007 and 2006, and 92% in 2005; our special lines products accounted for the balance of the Personal Lines net premiums earned.

[2]	Revenues represent recurring investment income and net realized gains (losses) on securities; pretax profit is net of investment expenses.

Progressive’s management uses underwriting margin and combined ratio as primary measures of underwriting profitability. The underwriting margin is the pretax underwriting profit (loss) expressed as a percentage of net premiums earned (i.e., revenues). Combined ratio is the complement of the underwriting margin. Following are the underwriting margins/combined ratios for our underwriting operations for the years ended December 31:

	2007		2006		2005
	Underwriting	Combined	Underwriting	Combined	Underwriting	Combined
	Margin	Ratio	Margin	Ratio	Margin	Ratio

Personal Lines
Agency	6.5%	93.5	11.9%	88.1	10.7%	89.3
Direct	7.8	92.2	13.1	86.9	11.7	88.3
Total Personal Lines	7.0	93.0	12.3	87.7	11.0	89.0
Commercial Auto	10.1	89.9	19.8	80.2	17.9	82.1
Other indemnity[1]	NM	NM	NM	NM	NM	NM
Total underwriting operations	7.4	92.6	13.3	86.7	11.9	88.1

[1]	Underwriting margins/combined ratios are not meaningful (NM) for our other indemnity businesses due to the low level of premiums earned by, and the variability of losses in, such businesses.

App.-A-23

10.	OTHER COMPREHENSIVE INCOME

The components of other comprehensive income for the years ended December 31 were as follows:

	2007			2006			2005
		Tax			Tax			Tax
		(Provision)	After		(Provision)	After		(Provision)	After
(millions)	Pretax	Benefit	Tax	Pretax	Benefit	Tax	Pretax	Benefit	Tax

Unrealized gains (losses) arising during period:
Fixed maturities	$52.1	$(18.2)	$33.9	$10.7	$(3.7)	$7.0	$(138.7)	$48.6	$(90.1)
Equity securities	(189.2)	66.2	(123.0)	292.3	(102.3)	190.0	135.8	(47.5)	88.3
Reclassification adjustment:[1]
Fixed maturities	(2.3)	.8	(1.5)	27.5	(9.7)	17.8	(12.0)	4.2	(7.8)
Equity securities	(63.4)	22.2	(41.2)	(12.4)	4.3	(8.1)	(54.4)	19.0	(35.4)

Change in unrealized gains	(202.8)	71.0	(131.8)	318.1	(111.4)	206.7	(69.3)	24.3	(45.0)
Net unrealized gains on forecasted transactions[2]	31.2	(10.9)	20.3	(1.8)	.7	(1.1)	(1.7)	.6	(1.1)

Other comprehensive income	$(171.6)	$60.1	$(111.5)	$316.3	$(110.7)	$205.6	$(71.0)	$24.9	$(46.1)

[1]	Represents adjustments for gains (losses) realized in net income for securities held in the portfolio at December 31 of the preceding year.

[2]	Entered into for the purpose of managing interest rate risk associated with our debt issuances. See Note 4 — Debt for further discussion. We expect to reclassify $4.6 million into income within the next 12 months.

11.	LITIGATION

The Progressive Corporation and/or its insurance subsidiaries are named as a defendant in various lawsuits arising out of claims made under insurance policies in the ordinary course of our business. All legal actions relating to such insurance claims are considered by us in establishing our loss and loss adjustment expense reserves.

In addition, The Progressive Corporation and/or its insurance subsidiaries are named as a defendant in a number of class action or individual lawsuits arising out of the operation of the insurance subsidiaries. Other insurance companies face many of these same issues. The lawsuits discussed below are in various stages of development. We plan to contest these suits vigorously, but may pursue settlement negotiations in some cases, if appropriate. The outcomes of these cases are uncertain at this time.

In accordance with GAAP, we are only permitted to establish loss reserves for a lawsuit when it is probable that a loss has been incurred and we can reasonably estimate its potential exposure (referred to as a loss that is both “probable and estimable” in the discussion below). Certain of the cases for which we have established reserves under this standard are mentioned in the discussion below. Based on currently available information, we believe that our reserves for these lawsuits are reasonable and that the amounts reserved did not have a material effect on our consolidated financial condition or results of operations. However, if any one or more of these cases results in a judgment against, or settlement by, our insurance subsidiaries for an amount that is significantly greater than the amount so reserved, the resulting liability could have a material effect on our consolidated financial condition, cash flows and results of operations.

As to lawsuits that do not satisfy both parts of this GAAP standard (i.e., the loss is not both probable and estimable), we have not established reserves at this time. In the event that any one or more of these cases results in a substantial judgment against, or settlement by, Progressive, the resulting liability could also have a material effect on our consolidated financial condition, cash flows and results of operations.

Following is a discussion of potentially significant pending cases at December 31, 2007 and certain cases resolved during 2007, 2006 and 2005.

There are three putative class action lawsuits and one certified class action lawsuit challenging our insurance subsidiaries’ use of certain automated database vendors or software to assist in the adjustment of bodily injury claims. A fifth putative class action lawsuit was voluntarily dismissed by the plaintiff in 2007. In each of these lawsuits, the plaintiffs allege that these databases or software systematically undervalue the claims. With respect to the three pending putative class action lawsuits, we do not consider a loss from these cases to be probable and estimable, and are unable to estimate a range of loss, if any, at this time. With respect to the one certified class action lawsuit, we engaged in extensive settlement negotiations and reached a settlement on a nationwide basis, and a reserve was established accordingly. The settlement

App.-A-24

received preliminary approval from the court in November 2007, at which time the court certified the class action for settlement purposes only. No payments have been made yet under the settlement. The amount of the settlement is not material to our consolidated financial condition, cash flows or results of operations.

There are eight class action lawsuits challenging certain aspects of our insurance subsidiaries use of credit information and compliance with notice requirements under the federal Fair Credit Reporting Act. During 2004, we entered into a settlement agreement to resolve these cases, had received preliminary court approval of the settlement and had established a reserve accordingly. In 2005, the court denied final approval of the proposed settlement. In 2006, an amended settlement received trial court approval, and the loss reserve was adjusted accordingly. The adjustment was not material to our financial condition, cash flows and results of operations in 2006. Individuals who objected to trial court approval of the settlement have appealed the approval, and that appeal is currently pending. There also are six individual actions against our insurance subsidiaries that challenge our use of credit information. The six individual actions are stayed pending the outcome of the class actions. We do not consider a loss from these cases to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.

There is one putative class action lawsuit challenging the installment fee program used by our insurance subsidiaries. We have successfully defended similar cases in the past, including one case that was dismissed in 2007 and another that was dismissed in 2005. We do not consider a loss from the currently pending case to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.

There is one putative class action lawsuit challenging our insurance subsidiaries’ practice of specifying aftermarket (non-original equipment manufacturer) replacement parts in the repair of insured or claimant vehicles. Plaintiffs in such cases generally allege that aftermarket parts are inferior to replacement parts manufactured by the vehicle’s original manufacturer and that the use of such parts fails to restore the damaged vehicle to its “pre-loss” condition, as required by their insurance policies. We do not consider a loss from this case to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.

There is one certified class action lawsuit and one putative class action lawsuit alleging that the insurance subsidiaries’ rating practices at renewal are improper. We prevailed in a similar putative class action in December 2004. With respect to the putative class action lawsuit, we do not consider a loss to be probable and estimable, and are unable to estimate a range of loss, if any, at this time. With respect to the certified class action lawsuit, we engaged in extensive settlement negotiations and reached a settlement on a statewide basis. The settlement received trial court approval in December 2007 but will not be paid until 2008. The amount of the settlement, which has been reserved, is not material to our consolidated financial condition, cash flows and results of operations.

There are three certified class action lawsuits and three putative class action lawsuits pending against our insurance subsidiaries, alleging that we failed to adjust MRI bills to a consumer price index in violation of a statute. With respect to the three certified class action lawsuits, we engaged in extensive settlement negotiations and reached a settlement on a statewide basis. The settlement received trial court approval in May 2007 and was paid during 2007. The amount of the settlement was not material to our consolidated financial condition, cash flows and results of operations. With respect to the three putative class action lawsuits, we do not consider a loss from these cases to be probable and estimable, and we are unable to estimate a range of loss, if any, at this time.

Progressive’s insurance subsidiaries are defending a putative class action claim alleging that we violate the “make-whole” and “common-fund” doctrines. Specifically, it is alleged that we may obtain reimbursement of medical payments made on behalf of an insured only when the insured has been made whole by a third-party tortfeasor and that we further must deduct from the reimbursement amount a proportionate share of the insured’s legal fees for pursuing the third-party tortfeasor. We do not consider a loss from this case to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.

There is one certified nationwide class action lawsuit challenging our insurance subsidiaries’ practice of taking betterment on boat repairs. While we consider a loss from this case to be probable, it is not currently estimable. As a result, we are unable to estimate a range of loss, if any, at this time.

There is one putative class action lawsuit, brought on behalf of insureds, challenging the labor rates our insurance subsidiaries pay to auto body repair shops. We do not consider a loss from this case to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.

There are four putative class action lawsuits challenging Progressive’s insurance subsidiaries’ practice in Florida of paying personal injury protection (“PIP”) and first-party medical payments at 200% of the amount allowed by Medicare. We do not consider a loss from this case to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.

App.-A-25

There is one putative class action lawsuit alleging that Progressive’s insurance subsidiaries used non-conforming underinsured motorist rejection forms. We have engaged in extensive settlement negotiations and reached a settlement on a statewide basis. The settlement has not yet been presented to the court for approval; however, a loss reserve has been established in connection with the settlement. The amount of the loss reserve is not material to our consolidated financial condition, cash flows and results of operations.

In July 2005, we settled a state class action lawsuit alleging that Progressive’s insurance subsidiaries used non-conforming uninsured/underinsured (UM/UIM) motorist rejection forms. The settlement received trial court approval in October 2005, and was paid during 2006. The amount of the settlement was not material to our consolidated financial condition, cash flows and results of operations.

There is one certified class action lawsuit seeking refunds of all UIM premiums and certain UM premiums on grounds that the coverages were illusory. We have engaged in extensive settlement negotiations and reached a settlement on a statewide basis. The settlement received preliminary approval from the court in December 2007. No payments have been made yet under the settlement. The amount of the settlement, which has been reserved, is not material to our consolidated financial condition, cash flows and results of operations.

There is one certified class action lawsuit alleging that Progressive’s insurance subsidiaries failed to offer certain enhanced PIP benefits. We do not consider a loss from this case to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.

There is one certified class action lawsuit seeking interest on PIP payments that allegedly were late. We understand that there are a number of similar class actions against others in the insurance industry. We do not consider a loss from this case to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.

In 2006, we settled two state class action lawsuits pending against Progressive’s insurance subsidiaries in Florida, challenging the legality of our payment of preferred provider rates on PIP claims. The settlement received trial court approval in August 2006 and was paid in 2006. The amount of the settlement was not material to our consolidated financial condition, cash flows and results of operations.

In 2006, we settled a nationwide class action lawsuit challenging our insurance subsidiaries’ use of certain automated database vendors to assist in the evaluation of total loss claims. The settlement received trial court approval and was paid during 2006. The amount of the settlement was not material to our consolidated financial condition, cash flows and results of operations.

Progressive’s subsidiaries are also named as a defendant in individual lawsuits related to employment issues. The outcomes of these cases are uncertain, but we do not believe that they will have a material impact on our financial condition, cash flows and results of operations.

12.	COMMITMENTS AND CONTINGENCIES

We have certain noncancelable operating lease commitments with lease terms greater than one year for property and computer equipment. The minimum commitments under these agreements at December 31, 2007, were as follows:

(millions)

Year	Commitment

2008	$94.3
2009	69.0
2010	46.9
2011	25.2
2012	15.6
Thereafter	25.3

Total	$276.3

App.-A-26

Some of the leases have options to renew at the end of the lease periods. The expense we incurred for the leases disclosed above, as well as other operating leases that may be cancelable or have terms less than one year, was:

(millions)

Year	Expense

2007	$139.5
2006	138.8
2005	126.4

As of December 31, 2007, we had open investment funding commitments of $.2 million; we had no uncollateralized lines or letters of credit as of December 31, 2007 or 2006.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Information about specific valuation techniques and related fair value detail is provided in Note 1 — Reporting and Accounting Policies, Note 2 — Investments and Note 4 — Debt. The cost and fair value of the financial instruments as of December 31 are summarized as follows:

	2007		2006
		Fair		Fair
(millions)	Cost	Value	Cost	Value

Investments — Available-for-sale:
Fixed maturities	$9,135.6	$9,184.9	$9,959.6	$9,958.9
Preferred stocks	2,578.1	2,270.3	1,761.4	1,781.0
Common equities	1,361.0	2,327.5	1,469.0	2,368.1
Short-term investments	382.4	382.4	581.0	581.2
Debt	(2,173.9)	(2,176.6)	(1,185.5)	(1,267.8)

The value of our investment portfolio, excluding short-term investments, is obtained through market level sources for 99.8% of the securities. Pursuant to SFAS 157, “Fair Value Measurements,” approximately 98% of these securities would be classified as either Level 1 or Level 2 hierarchy. This statement is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for calendar-year companies) and will not have a significant effect on our financial condition, cash flows or results of operations. In addition, SFAS 157 will not require any significant changes in our disclosure of fair value for our investment portfolio.

App.-A-27

Management’s Report on Internal Control over Financial Reporting

Progressive’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control structure was designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control - Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

There was, however, a material weakness identified during July 2007, whereby effective controls were not maintained to ensure that dividends were accurately accrued on the declaration date in accordance with GAAP. New controls were promptly implemented in response to this issue. Management concluded that the issue was remediated prior to the filing of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007.

During the fourth quarter 2007, there were no changes in our internal control over financial reporting identified in the internal control review process that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

CEO and CFO Certifications

Glenn M. Renwick, President and Chief Executive Officer of The Progressive Corporation, and Brian C. Domeck, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2007 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mr. Renwick and Mr. Domeck have each certified that, to the best of his knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Section 302 and 906 certifications, respectively.

In addition, Mr. Renwick submitted his annual certification to the New York Stock Exchange (NYSE) on May 18, 2007, stating that he was not aware of any violation by Progressive of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual.

App.-A-28

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of The Progressive Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
February 27, 2008

App.-A-29

The Progressive Corporation and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion and analysis of the consolidated financial condition and results of operations.

I.	OVERVIEW
The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property or employees of its own. The Progressive Group of Insurance Companies, together with our non-insurance subsidiaries, comprise what we refer to as Progressive. Progressive has been in business since 1937 and is estimated to be in a virtual tie as the country’s third largest private passenger auto insurer based on premiums written during 2007. Through our insurance companies, we offer personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through more than 30,000 independent insurance agencies and directly to consumers online and over the phone. Our Commercial Auto segment, which writes through both the independent agency and direct channels, offers insurance for cars and trucks (e.g., pick-up or panel trucks) owned by small businesses and is estimated to rank third in its industry. These underwriting operations, combined with our service and investment operations, make up the consolidated group.

The Progressive Corporation receives cash through subsidiary dividends, borrowings, security sales and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), to repurchase its common shares and for other business purposes that might arise. In 2007, the holding company received $1.5 billion of dividends from its subsidiaries, net of capital contributions, and $1 billion from the issuance of subordinated debentures (see Note 4 — Debt to the consolidated financial statements, and the Capital Resources and Liquidity section below for additional details). During the year, we paid a $1.4 billion special dividend to shareholders and used $1.5 billion to repurchase 72.9 million Progressive common shares, at an average cost of $21.24 per share. The debt issuance, special dividend and share repurchases were part of a plan to restructure our capital position during the year. In addition, we paid $110.1 million in interest on our outstanding debt in 2007. No debt matured during the year. The holding company also has access to funds held in a non-insurance subsidiary; at year-end 2007, $2.1 billion of marketable securities were available in this company. On a consolidated basis, we generated positive operating cash flows of $1.8 billion in 2007.

In 2007, our insurance subsidiaries generated underwriting profitability of 7.4%. On a consolidated basis, net income was nearly $1.2 billion, or $1.65 per share. Companywide policies in force, our preferred measure of growth, increased 4%, while net premiums written and earned decreased 3% and 2%, respectively. Even though profitability exceeded our target of a 4% underwriting margin, both profitability and premium growth were down from last year, primarily reflecting the pricing strategies we started in mid-2006, when we began reducing prices in an effort to spur growth. Our transition from the wide margins we generated in prior years to our current results did not produce the aggregate revenue growth in 2007 that we had hoped for.

Market conditions in 2007, defined by relative rate stability or reduction, continue to influence our aggregate net premium growth measure, which was down in Agency auto and Commercial Auto, flat in Direct auto and up in our special lines products (e.g., motorcycles, watercraft and RVs), compared to the prior year. Changes in net premiums written are a function of new business applications (i.e., issued policies), premium per policy and retention.

During 2007, we saw an increase in both our new and renewal applications in our Personal Lines Business, primarily driven by Direct auto, as well as in our Commercial Auto Business. We continue to evaluate new business application growth on a state-by-state basis. For 2007, 31 of our states experienced growth in new personal auto applications, with two of our largest volume states, Florida and Texas, returning to positive growth in new applications during the second half of the year. We partially restricted our Agency auto new business in New York and California until we return to an acceptable level of profitability in the affected areas.

Because we believe that the loss trends of recent years, driven largely by reduced frequency, were more systemic than cyclical, since mid-2006 we have been adjusting our pricing to reflect our consistently stated goal of growing as fast as possible at a 96 combined ratio. Our auto products, both personal and commercial, are priced at lower average written premium per policy than at this time a year ago. Total personal auto average written premium per policy decreased about 5% during 2007 and Commercial Auto decreased about 6% for the same period. Earned premium per earned car year, another measure of rate change, lags the written premium measure. For 2007, as compared to 2006, earned premium per earned car year decreased about 4% in both our personal and commercial auto products. Although adjusting rates is a continuous process, we believe that we are closer to our targeted margins in most states and products and have now almost fully adjusted pricing to reflect the favorable accident frequency of the past several years.

App.-A-30

In light of the soft market conditions, we have focused our attention on unit growth. The rating changes implemented over the last year and a half have been an explicit trade-off of margin for longer-term customer growth. Companywide policies in force have increased 4% on a year-over-year basis since December 31, 2006. Policies in force are 1% lower than at year-end 2006 in Agency auto, while Direct auto and Commercial Auto are each up 7% and special lines is up 8%. To continue to grow policies in force, it is critical that we retain our customers for longer periods, which is why retention continues to be one of our most significant initiatives. During 2007, we believe we made strides in addressing issues that will support our efforts to meet the long-term rate expectations of our customers. As a result, internal retention measures, defined as policy life expectancy, increased in every tier for our private passenger auto business, and increased in most tiers in our Commercial Auto business, compared to year-end 2006.

The 7.4% companywide underwriting profit margin for 2007 indicates the closure of the gap between our reaffirmed target of a 4% underwriting margin and the double-digit margins we experienced over the last several years. Reflected in our 2007 results are .6 points of unfavorable prior accident year development, primarily driven by our field claims representatives’ evaluation of larger individual bodily injury, as well as uninsured motorist, case reserves. During 2007, we experienced flattening auto frequency trends, while severity increased, reflecting increases in bodily injury and personal injury protection severity.

We announced organizational changes in 2007 designed to increase our ability to execute on key strategies, lower our non-claims expense ratio and foster growth through more competitive pricing, improved customer retention and an increased focus on brand development. These changes brought our Agency and Direct auto, as well as our special lines products, together under one Personal Lines organization. We will continue to price products based, in part, on how they are distributed to reflect the applicable channel cost. We believe this structure will reduce the cost of redundancy that had developed in areas such as product design, management and policy servicing, as well as improve our ability to execute on our most significant challenges. By the end of the year, we had largely merged our Agency and Direct product and information technology organizations. In conjunction with the reorganization, we reviewed our current segment reporting and determined that it was not impacted by this organizational change.

Within our investment portfolio, we maintained our asset allocation strategy of investing between 75-100% of our total portfolio in fixed-income securities and 0-25% in common equities. At the end of 2007, our portfolio was allocated 83% to fixed-income securities and 17% to common equities.

Our investment portfolio produced a fully taxable equivalent (FTE) total return of 4.7% for 2007. Both asset classes contributed positively to the overall result, with FTE total returns of 6.2% and 4.4% in the common stock and fixed-income portfolios, respectively. We continue to maintain our fixed-income portfolio strategy of investing in high-quality, shorter-duration securities in the current investment environment. Our common equity investment strategy remains an index replication approach using the Russell 1000 Index as the benchmark. We increased the duration of our fixed-income portfolio modestly during the year to end 2007 at 3.5 years, compared to 3.1 years at the end of 2006. The weighted average credit rating of our fixed-income portfolio ranged from AA+ early in 2007 to AA later in the year. Our portfolio decreased to $14.2 billion from $14.7 billion last year. Strong cash flows from operations and proceeds from the issuance of $1 billion of subordinated debentures were offset by a return of capital to shareholders in the form of $1.5 billion in share repurchase activity and the payment of a $1.4 billion special dividend to shareholders.

During the year, financial markets suffered significant turbulence, triggered by a sharp weakening of the housing market. Credit spreads on risk assets across substantially all asset classes increased sharply, with even some AAA rated securities, previously considered to be highly unlikely to suffer a capital loss, plummeting in value. Financial institutions bore the brunt of the losses and many were forced to raise new capital. The Federal Open Market Committee lowered the overnight Federal Funds rate by 1.00% to 4.25% during the second half of the year. Yields on longer maturity U.S. Treasury bonds decreased by less than the Federal Funds rate decreased. At year-end 2007, two-year notes and ten-year notes were yielding 3.06% and 4.03%, respectively, compared to 4.84% and 4.71% at the end of 2006. The economy expanded briskly at the start of 2007, but slowed during the fourth quarter as the impact of the housing and financial market deterioration rippled through to the larger economy.

In light of these market conditions, during 2007, we performed a detailed review of our asset-backed securities to identify the extent to which our asset values may have been impacted by direct exposure to the sub-prime mortgage loan disruption, as well as broader credit market events. At year-end 2007, we held approximately $148.7 million of sub-prime mortgage bonds, classified as home equity bonds. In addition, we held $52.3 million of non-prime collateralized mortgage obligations (Alt-A securities). Together, these securities had unrealized losses of $12.3 million for 2007. During 2007, we realized $1.7 million of losses related to other-than-temporarily impaired sub-prime securities. In addition, we had a credit default swap derivative on an investment-grade asset-backed index, comprised of 20 bonds in the sub-prime mortgage sector, with a notional amount of $140 million. In conjunction with this derivative, we received $43.3 million of upfront

App.-A-31

cash, which effectively reduced our maximum economic exposure on this position to $96.7 million at December 31, 2007. For 2007, this derivative position generated a loss of $51.3 million.

In addition, we considered the indirect effects the sub-prime market issues had on our redeemable and nonredeemable preferred stocks. Roughly two-thirds of our preferred stock holdings are obligations of financial sector issuers. During the year, preferred stocks generated gross unrealized losses of $338.1 million, of which $271.2 million occurred in the fourth quarter. Based on a review of these securities, we determined that none of them were deemed to have any fundamental issues which would lead us to believe that any were other-than-temporarily impaired. This determination was based on several factors, including: the relatively short duration that these securities have been in a significant loss position; the continuance by the issuers to pay periodic dividends; the raising of additional capital by the issuers; and, our intent and ability to hold these securities.

II.	FINANCIAL CONDITION

A.	Holding Company
In 2007, The Progressive Corporation, the holding company, received $1.5 billion of dividends from its subsidiaries, net of capital contributions made to subsidiaries. For the three-year period ended December 31, 2007, The Progressive Corporation received $4.4 billion of dividends from its subsidiaries, net of capital contributions. Regulatory restrictions on subsidiary dividends are described in Note 7 — Statutory Financial Information.

In June 2007, we announced a plan to restructure our capital position, which included issuing debt securities and returning capital to shareholders through share repurchases and a special dividend (see the Capital Resources and Liquidity section below for details).

As part of the capital restructuring plan in 2007, The Progressive Corporation issued $1 billion of 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067. In 2006, no debt or equity instruments were issued; however, we retired $100 million principal amount of our 7.30% Notes on their maturity date. See Note 4 — Debt for further discussion of our current outstanding debt. Progressive’s debt-to-total capital (debt plus equity) ratios at December 31, 2007 and 2006 were 30.6% and 14.8%, respectively. The increase primarily reflects the new debt issuance and the nearly $3 billion that was returned to shareholders during the year as part of the recapitalization plan.

During 2007, we repurchased 72,886,215 of our common shares pursuant to the recapitalization plan. The total cost to repurchase these shares was $1.5 billion, with an average cost of $21.24 per share. During the three-year period ended December 31, 2007, we repurchased 117,153,644 of our common shares at a total cost of $3.2 billion (average cost of $22.81 per share, on a split-adjusted basis).

Lastly, as part of the recapitalization plan during 2007, we returned $1.4 billion to shareholders via an extraordinary cash dividend of $2.00 per share. During the last three years, total cash dividends paid, including the extraordinary dividend, were $1.5 billion.

Beginning in 2007, we are no longer paying a quarterly dividend on our outstanding common shares. In February 2006, the Board of Directors approved a plan to replace our previous quarterly dividend policy with an annual variable dividend, using a target percentage of after-tax underwriting income multiplied by a companywide performance factor, referred to as the “Gainshare factor.” The target percentage is determined by our Board of Directors on an annual basis and announced to shareholders and the public. For 2007 and 2008, the Board determined the target percentage to be 20% of annual after-tax underwriting income.

The Gainshare factor can range from 0 to 2 and is determined by comparing our operating performance for the year to certain predetermined profitability and growth objectives approved by the Board. This dividend program is consistent with the variable cash incentive program currently in place for our employees (referred to as our “Gainsharing Program”). Although recalibrated every year, the structure of the Gainsharing Program generally remains the same. For 2007, the Gainshare factor was .74.

Based on after-tax underwriting income of $666.3 million, a 20% target percentage and the Gainshare factor of .74, in December 2007, the Board declared a dividend of $.1450 per share, which was paid on January 31, 2008. In comparison, our full year 2006 and 2005 shareholder dividends were $.0325 per share and $.03 per share, respectively.

B.	Capital Resources and Liquidity
Progressive has substantial capital resources and we are unaware of any trends, events or circumstances not disclosed herein that are reasonably likely to affect our capital resources in a material way.

App.-A-32

In an effort to restructure our capital position, in June 2007, we announced a recapitalization plan, which included the following components:

•	The payment of an extraordinary cash dividend of $2.00 per common share. This extraordinary cash dividend, which aggregated to $1.4 billion, was declared by the Board on June 13, 2007, and was paid on September 14, 2007, to shareholders of record at the close of business on August 31, 2007.

•	A new Board authorization for us to repurchase up to 100 million of our common shares over the course of the next 24 months, expiring June 30, 2009. This authorization was in addition to the approximately 4 million shares that remained available for repurchase at the end of the second quarter 2007 under the Board’s April 2006 share repurchase authorization.

•	The issuance of $1 billion of 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “Debentures”) on June 18, 2007. The proceeds of the offering were $987.3 million, before $1.5 million of expenses related to the issuance. In addition, upon issuance of the Debentures, we closed a forecasted debt issuance hedge, which was entered into to hedge against a possible rise in interest rates, and recognized a $34.4 million pretax gain as part of shareholders’ equity; this gain is being recognized as an adjustment to interest expense and amortized over 10 years, which represents the fixed interest rate period of the Debentures. See Note 4 — Debt for further discussion of the terms of the Debentures.

In connection with the issuance of the Debentures, we also entered into a Replacement Capital Covenant for the benefit of the holders of our 6.25% Senior Notes due 2032 (the “Covered Debt”). Under the Replacement Capital Covenant, we may not repay, redeem or repurchase any of the Debentures prior to June 15, 2047 (or, if earlier, prior to the occurrence of certain events specified in the Replacement Capital Covenant), except to the extent that (subject to certain limitations) the amount to be repaid, redeemed or purchased does not exceed a specified percentage of net cash proceeds from the sale to third parties of certain replacement capital securities (as defined in the Replacement Capital Covenant) plus the proceeds from the sale or issuance of common shares or certain qualifying warrants. The identity of the Covered Debt may be changed from time to time by the company upon the occurrence of certain events specified in, and in accordance with the requirements of, the provisions of the Replacement Capital Covenant. See our Current Report on Form 8-K, filed on June 22, 2007, for additional information and a copy of the Replacement Capital Covenant.

Progressive maintains an uncommitted line of credit with National City Bank in the principal amount of $125 million as part of a contingency plan to help maintain liquidity in the unlikely event that we experience conditions or circumstances that affect our ability to transfer or receive funds. We have not borrowed under this arrangement to date.

At December 31, 2007, our debt-to-total capital ratio was 30.6%, which is slightly over Progressive’s financial policy to maintain this ratio below 30%. We expect this ratio to fluctuate somewhat as our capital changes, but our policy continues to remain our benchmark. Our existing debt covenants do not include any rating or credit triggers.

Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. As an auto insurer, our claims liabilities, by their very nature, are generally short in duration. Approximately 50% of our outstanding reserves are paid within one year and less than 15% are still outstanding after three years. See Claims Payment Patterns, a supplemental disclosure provided in this Annual Report, for further discussion on the timing of claims payments. For the three years ended December 31, 2007, operations generated positive cash flows of $5.8 billion, and cash flows are expected to remain positive in both the short-term and reasonably foreseeable future. In addition, our investment portfolio is highly liquid and consists substantially of readily marketable, investment-grade securities. As of December 31, 2007, 83% of our portfolio was invested in fixed-income securities with a weighted average credit quality of AA and duration of 3.5 years. We believe that we have sufficient readily marketable securities to cover our claims payments without having a negative effect on our cash flows from operations.

Progressive seeks to deploy capital in a prudent manner and uses multiple data sources and modeling tools to estimate the frequency, severity and correlation of identified exposures, including, but not limited to, catastrophic losses and the business interruptions discussed below, to estimate our potential capital needs. Based on this analysis, as well as the information reported above, we believe that we have sufficient capital resources, cash flows from operations and borrowing capacity to support our current and anticipated growth, scheduled principal and interest payments on our debt, expected dividends and other capital requirements.

C.	Commitments and Contingencies
We completed construction of four new claims service centers in 2007, 29 in 2006 and six in 2005 (discussed below). During 2006, we also constructed a data center, printing center and related facilities in Colorado Springs, Colorado, at a total cost of $64.2 million, and acquired additional land for future development to support corporate operations in

App.-A-33

Colorado Springs, Colorado and Mayfield Village, Ohio, near our current corporate facilities, at a total cost of $16.2 million. In 2005, we completed the conversion of a building in Austin, Texas, into a call center at a total acquisition and development cost of $40.6 million. In 2009, we expect to begin a multi-year project to construct up to three buildings and three parking garages, together with associated facilities, in Mayfield Village at a currently estimated total construction cost of $200 million. All such construction projects have been, and will continue to be, funded through operating cash flows.

As of December 31, 2007, we have a total of 54 centers that are available to provide concierge level claims service, compared to 53 in 2006 and 26 in 2005. Three of the four centers opened during 2007, and two of the centers built in 2006, replaced previously leased service center locations. The service centers are located in 41 metropolitan areas across the United States and serve as our primary approach to damage assessment and coordination of vehicle repairs at authorized auto repair facilities in these markets. Over the next two years, we expect to complete construction of five new service centers, three of which will replace existing leased facilities. The cost of these facilities, excluding land, is estimated to average $4 to $7 million per center, depending on a number of variables, including the size and location of the center.

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

Off-Balance-Sheet Arrangements
Our off-balance-sheet leverage includes derivative positions and open investment funding commitments (as disclosed in Note 2 — Investments, Note 12 — Commitments and Contingencies and the Derivative Instruments section of this Management’s Discussion and Analysis). It also includes operating leases and purchase obligations (disclosed in the table below).

Contractual Obligations
A summary of our noncancelable contractual obligations as of December 31, 2007, follows:

	Payments due by period
		Less than	1-3	3-5	More than
(millions)	Total	1 Year	Years	Years	5 Years

Debt	$2,200.0	$—	$—	$350.0	$1,850.0
Interest payments on debt	1,852.2	144.7	289.4	278.2	1,139.9
Operating leases	276.3	94.3	115.9	40.8	25.3
Purchase obligations	94.5	65.7	28.7	.1	—
Loss and loss adjustment expense reserves	5,942.7	3,173.0	2,146.2	477.3	146.2

Total	$10,365.7	$3,477.7	$2,580.2	$1,146.4	$3,161.4

Purchase obligations represent our noncancelable commitments for goods and services. Unlike many other forms of contractual obligations, loss and loss adjustment expense (LAE) reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates based on our recent payment patterns. To further understand our claims payments, see Claims Payment Patterns, a supplemental disclosure provided in this Annual Report. In addition, we annually publish a comprehensive Report on Loss Reserving Practices, which was filed with the SEC on a Form 8-K on June 28, 2007, that further discusses our claims payment development patterns.

App.-A-34

In January 2008, we entered into a 16-year contract for the ballpark naming rights and a sponsorship deal with the Cleveland Indians Major League Baseball team. Over the contract term, Progressive will pay an average of approximately $3.6 million per year. This expenditure is a reallocation of a small percentage of our annual media spend and is intended to generate greater exposure for us by reaching an estimated 120 million baseball fans each year.

As discussed in the Capital Resources and Liquidity section above, we believe that we have sufficient borrowing capacity, cash flows and other capital resources to satisfy these contractual obligations.

III.	RESULTS OF OPERATIONS — UNDERWRITING

A.	Growth

(millions)	2007	2006	2005

NET PREMIUMS WRITTEN
Personal Lines
Agency	$7,549.4	$7,854.3	$8,005.6
Direct	4,371.8	4,354.5	4,177.3

Total Personal Lines	11,921.2	12,208.8	12,182.9
Commercial Auto	1,828.9	1,898.0	1,801.2
Other indemnity	22.4	25.2	23.5

Total underwriting operations	$13,772.5	$14,132.0	$14,007.6

Growth over prior years	(3)%	1%	5%

NET PREMIUMS EARNED
Personal Lines
Agency	$7,636.4	$7,903.6	$7,993.1
Direct	4,372.6	4,337.4	4,076.2

Total Personal Lines	12,009.0	12,241.0	12,069.3
Commercial Auto	1,846.9	1,851.9	1,667.8
Other indemnity	21.5	25.0	27.3

Total underwriting operations	$13,877.4	$14,117.9	$13,764.4

Growth over prior years	(2)%	3%	5%

Net premiums written represent the premiums generated from policies written during the period less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are earned as revenue over the life of the policy using a daily earnings convention. Policies in force, our preferred measure of growth, represents all policies under which coverage is in effect as of the end of the period specified. As of December 31, our policies in force were:

(thousands)	2007	2006	2005

POLICIES IN FORCE
Personal Lines
Agency auto	4,396.8	4,433.1	4,491.4
Direct auto	2,598.5	2,428.5	2,327.7

Total auto	6,995.3	6,861.6	6,819.1
Special lines[1]	3,120.3	2,879.5	2,674.9

Total Personal Lines	10,115.6	9,741.1	9,494.0

Growth over prior year	4%	3%	9%

Commercial Auto	539.2	503.2	468.2

Growth over prior year	7%	7%	11%

1Includes insurance for motorcycles, recreational vehicles, mobile homes, watercraft, snowmobiles and similar items, as well as a personal umbrella product.

App.-A-35

Progressive experienced a decline in total written and earned premiums during 2007, as compared to the positive growth rates achieved in 2006 and 2005, reflecting market conditions in which rates are stable or decreasing. Competitors’ actions, such as rate reductions, increased advertising, higher commission payments to agents and brokers and a relaxation of underwriting standards, continued to have a significant impact on the marketplace in 2007. We are continuing to focus on further developing the Progressive brand and will continue to work with our advertising agency to identify compelling ways to help consumers understand what sets Progressive apart.

To analyze growth, we review new policies, rate levels, and the retention characteristics of our books of business. During the last three years, we experienced the following growth in new and renewal applications:

	Growth Over Prior Year
	Personal Lines			Commercial Auto
	2007	2006	2005	2007	2006	2005

New applications	2%	(7)%	—%	3%	1%	3%
Renewal applications	3%	7%	11%	5%	4%	8%

We began reducing rates in mid-2006 and into 2007. These rate reductions, coupled with shifts in the mix of business, contributed to a 5% decrease in total auto written premium per policy in 2007, compared to declines of 2% in 2006 and 4% in 2005. Our current pricing levels are closely aligned with our profitability targets. As such, we expect that future rate actions will be driven by net loss and expense trend projections which, at this time, we view as slightly positive.

Another important element affecting growth is customer retention. One measure of retention is policy life expectancy, which is an estimate of the average length of time that a policy will remain in force before cancellation or non-renewal. By the end of 2007, we achieved policy life expectancy greater than the prior year in both our Agency and Direct auto businesses, but still had not returned to the levels we had at year-end 2005. Our policy life expectancies in our Commercial Auto Business remained relatively flat overall on a year-over-year basis, but were up slightly from year-end 2005. Realizing the importance that retention has on our ability to continue to grow profitably, we continue to place increased emphasis on competitive pricing and other retention initiatives for our current customers.

B.	Profitability
Profitability for our underwriting operations is defined by pretax underwriting profit, which is calculated as net premiums earned less losses and loss adjustment expenses, policy acquisition costs and other underwriting expenses. We also use underwriting profit margin, which is underwriting profit expressed as a percentage of net premiums earned, to analyze our results. For the three years ended December 31, our underwriting profitability was as follows:

	2007		2006		2005
	Underwriting Profit		Underwriting Profit		Underwriting Profit
($ in millions)	$	Margin	$	Margin	$	Margin

Personal Lines Agency	$500.2	6.5%	$936.7	11.9%	$857.6	10.7%
Direct	339.9	7.8	568.6	13.1	475.7	11.7

Total Personal Lines	840.1	7.0	1,505.3	12.3	1,333.3	11.0
Commercial Auto	185.7	10.1	366.5	19.8	298.0	17.9
Other indemnity[1]	(.7)	NM	6.5	NM	7.9	NM

Total underwriting operations	$1,025.1	7.4%	$1,878.3	13.3%	$1,639.2	11.9%

[1]	Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of losses in, such businesses.

The decrease in underwriting margins in 2007 primarily reflects the rate reductions we began in mid-2006. Underwriting margins for 2005 reflect the higher losses incurred as a result of the major hurricanes experienced during the latter part of 2005, which lowered the underwriting margin by 2.4 percentage points.

App.-A-36

Further underwriting results for our Personal Lines Business, including its channel components, the Commercial Auto Business and other indemnity businesses, as defined in Note 9 — Segment Information, were as follows:

Underwriting Performance[1]	2007	2006	2005

Personal Lines — Agency
Loss & loss adjustment expense ratio	72.1	67.8	69.1
Underwriting expense ratio	21.4	20.3	20.2

Combined ratio	93.5	88.1	89.3

Personal Lines — Direct
Loss & loss adjustment expense ratio	71.3	66.8	68.4
Underwriting expense ratio	20.9	20.1	19.9

Combined ratio	92.2	86.9	88.3

Total Personal Lines
Loss & loss adjustment expense ratio	71.8	67.4	68.9
Underwriting expense ratio	21.2	20.3	20.1

Combined ratio	93.0	87.7	89.0

Commercial Auto
Loss & loss adjustment expense ratio	69.7	61.0	62.4
Underwriting expense ratio	20.2	19.2	19.7

Combined ratio	89.9	80.2	82.1

Total Underwriting Operations[2]
Loss & loss adjustment expense ratio	71.5	66.5	68.0
Underwriting expense ratio	21.1	20.2	20.1

Combined ratio	92.6	86.7	88.1

Accident year — Loss & loss adjustment expense ratio	70.9	68.2	70.6

[1]	Ratios are expressed as a percentage of net premiums earned.

[2]	Combined ratios for the other indemnity businesses are not presented separately due to the low level of premiums earned by, and the variability of losses in, such businesses. For the years ended December 31, 2007, 2006 and 2005, these businesses generated an underwriting profit (loss) of $(.7) million, $6.5 million and $7.9 million, respectively.

Losses and Loss Adjustment Expenses (LAE)

(millions)	2007	2006	2005

Change in net loss and LAE reserves	$291.6	$50.5	$364.6
Paid losses and LAE	9,634.6	9,344.4	9,000.2

Total incurred losses and LAE	$9,926.2	$9,394.9	$9,364.8

Claims costs, our most significant expense, represent payments made, and estimated future payments to be made, to or on behalf of our policyholders, including expenses needed to adjust or settle claims. These costs include an estimate for costs related to assignments, based on current business, under state-mandated automobile insurance programs. Claims costs are defined by loss severity and frequency and are influenced by inflation and driving patterns, among other factors. Accordingly, estimated changes in these factors are taken into account when we establish premium rates and loss reserves. Results would differ if different assumptions were made. See the Critical Accounting Policies for a discussion of the effect of changing estimates.

During 2007, our loss and LAE ratio increased 5.0 points, primarily reflecting increasing severity during the year, unfavorable prior accident year reserve development, compared to favorable development in 2006, as well as lower average earned premium due to recent rate reductions. Catastrophe losses from 2007 storms contributed .3 points to our loss ratio, compared to .5 points and 2.4 points from catastrophes in 2006 and 2005, respectively. The large amount of catastrophe losses in 2005 primarily related to Hurricanes Katrina and Wilma.

App.-A-37

Auto accident frequency for the trailing 12 months was slightly less than the prior year periods; however, the rate of change is less than that experienced in the prior two years. We cannot predict the degree or direction of frequency change that we will experience in the future. We continue to analyze trends to distinguish changes in our experience from external factors, such as changes in the number of vehicles per household and greater vehicle safety, versus those resulting from shifts in the mix of our business.

We experienced an increase in total auto paid severity of about 3.5% during 2007. The increase was primarily from our bodily injury and personal injury protection coverages, with a decrease in collision. During 2005 and 2006, Progressive’s severity increased modestly, after adjusting for the significant hurricanes in 2005.

The table below presents the actuarial adjustments implemented and the loss reserve development experienced in the years ended December 31:

($ in millions)	2007	2006	2005

Actuarial Adjustments
Favorable/(Unfavorable)
Prior accident years	$37.3	$158.3	$127.2
Current accident year	(37.1)	57.8	78.4

Calendar year actuarial adjustment	$.2	$216.1	$205.6

Prior Accident Years Development
Favorable/(Unfavorable)
Actuarial adjustment	$37.3	$158.3	$127.2
All other development	(117.6)	88.6	228.7

Total development	$(80.3)	$246.9	$355.9

(Increase) decrease to calendar year combined ratio	(.6) pts.	1.7 pts.	2.6 pts.

Total development consists both of actuarial adjustments and “all other development.” The actuarial adjustments represent the net changes made by our actuarial department to both current and prior accident year reserves based on regularly scheduled reviews. “All other development” represents claims settling for more or less than reserved, emergence of unrecorded claims at rates different than reserved and changes in reserve estimates on specific claims. Although we believe that the development from both the actuarial adjustments and “all other development” generally results from the same factors, as discussed below, we are unable to quantify the portion of the reserve adjustments that might be applicable to any one or more of those underlying factors.

As reflected in the table above, we experienced unfavorable total development in 2007, compared to favorable development in 2006 and 2005. For 2007, the total prior year’s loss reserve development was unfavorable in our Commercial Auto Business for both the specialty truck and business auto products, primarily reflecting a higher than expected number of large case reserve changes associated with prior accident years, as well as an increase in the number and severity of late reported claims in excess of our original estimate. The development on our total Personal Lines Business netted to no overall impact for the year as the development for the two channels offset each other.

For 2006 and 2005, the favorable total prior year loss reserve development was generally consistent across our business (e.g., product, distribution channel and state). These changes in estimates were made based on our actual loss experience involving the payment of claims, along with our evaluation of the needed reserves during these periods, as compared with the prior reserve levels for those claims.

The prior year loss reserve development for 2007 primarily reflected unfavorable development from accident years greater than one year old (i.e., accident year 2005 and prior) as discussed below. For 2006 and 2005, slightly more than half of the development related to the immediately preceding accident year (i.e., 2005 and 2004, respectively), with the remainder primarily affecting the preceding two accident years at a declining rate.

Changes in our estimate of severity from what we originally expected when establishing the reserves is the principal cause of prior accident year development. These changes in estimate are the result of what we are observing in the underlying data as it develops. During 2007, we experienced unfavorable reserve development after several years of recognizing favorable development. This development was driven by the unfavorable settlement of several outstanding lawsuits, the emergence of more than expected large losses from prior years, along with the reviews of larger bodily injury and uninsured motorist claims. In 2006 and 2005, we saw severity estimates develop more favorably than what was originally expected, and although we were unable to quantify the contribution of each factor to the overall favorable

App.-A-38

reserve development, we believe that the favorable changes in these estimates were related to factors as diverse as improved vehicle safety, more conservative jury awards, better fraud control and tenure of our claims personnel.

We are seeing our accident year severity trends following historical patterns. We continue to focus on our loss reserve analysis, attempting to enhance accuracy and to further our understanding of our loss costs. A detailed discussion of our loss reserving practices can be found in our Report on Loss Reserving Practices, which was filed in a Form 8-K on June 28, 2007.

Because we are primarily an insurer of motor vehicles, our exposure as an insurer of environmental, asbestos and general liability claims is limited. We have established reserves for these exposures in amounts that we believe to be adequate based on information currently known. These exposures do not have a material effect on our liquidity, financial condition, cash flows or results of operations.

Underwriting Expenses
Other underwriting expenses and policy acquisition costs as a percentage of premiums earned were up about one point over both 2006 and 2005. The increase primarily reflects lower average earned premium per policy due to recent rate reductions and an increase in advertising expenditures, primarily in our Direct channel. In accordance with GAAP, policy acquisition costs are amortized over the policy period in which the related premiums are earned (see Note 1 – Reporting and Accounting Policies).

C.	Personal Lines

	Growth Over Prior Year
	2007	2006	2005

Net premiums written	(2)%	—%	4%
Net premiums earned	(2)%	1%	4%
Policies in force	4%	3%	9%

Progressive’s Personal Lines Business writes insurance for private passenger automobiles and recreational vehicles, and represented approximately 87% of our total net premiums written for the last three years. We currently write our Personal Lines products in 49 states and our personal auto product in the District of Columbia. In 2008, we are looking to expand these offerings into Massachusetts.

Private passenger auto represented slightly more than 90% of our total Personal Lines net premiums written in each of the past three years, with the special lines products (e.g., motorcycles, watercraft, and RVs) making up the balance. Net premiums written for private passenger auto declined 3% in 2007, was flat in 2006 and increased 3% in 2005; special lines net written premiums grew 5%, 7% and 14%, respectively, in each of the last three years. In 2007, 2006 and 2005, policies in force grew 2%, 1% and 8%, respectively, for private passenger auto, while policies in force for the special lines products grew 8% in both 2007 and 2006 and 14% in 2005. The special lines products had a favorable effect on the total Personal Lines combined ratio of about one point in both 2007 and 2006 and had little effect in 2005.

During 2007, we reorganized and brought our Agency and Direct businesses together under one Personal Lines organization to increase our ability to execute on key strategies, lower our non-claims expense ratio and foster growth through more competitive pricing, improved customer retention and an increased focus on brand development. Nevertheless, we will continue to report our Agency and Direct business results separately as a component of our Personal Lines segment to provide further understanding of our products by channel.

The Agency Business

	Growth Over Prior Year
	2007	2006	2005

Net premiums written	(4)%	(2)%	1%
Net premiums earned	(3)%	(1)%	1%
Auto: policies in force	(1)%	(1)%	6%
new applications	(1)%	(10)%	(5)%
renewal applications	—%	4%	9%

The Agency business includes business written by the more than 30,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. During 2007, we saw new Agency auto application growth in 28 states. Two of our largest volume states, Florida and Texas, experienced positive new application growth in the

App.-A-39

second half of 2007; however, some of our other big states have not yet seen this growth, thus hindering our overall Agency auto growth.

Written premium per policy on total Agency auto business was down about 4% from year-end 2006, driven by decreases of written premium per policy in both new and renewal auto business, reflecting our recent rate reductions. For 2006 and 2005 written premium per policy was down about 3% and 6%, respectively, as compared to the prior year.

The rate of conversion (i.e., converting a quote to a sale) was down in 2007 and 2006 and relatively flat in 2005, on an increase each year in the number of auto quotes. Within the Agency business, we are continuing to see a shift from traditional agent quoting, where the conversion rate is remaining stable, to quotes generated through third-party comparative rating systems, where the conversion rate is lower.

Our Agency business expense ratio increased about one point in 2007, compared to both 2006 and 2005, primarily the result of lower average earned premium per policy due to our recent rate reductions.

The Direct Business

	Growth Over Prior Year
	2007	2006	2005

Net premiums written	—%	4%	10%
Net premiums earned	1%	6%	10%
Auto: policies in force	7%	4%	12%
new applications	5%	(4)%	8%
renewal applications	7%	9%	14%

The Direct business includes business written directly by Progressive online and over the phone. In 2007, we experienced an increase in Direct auto new applications in 30 states. Internet sales continue to be the most significant source of new business that is initiated in the Direct channel.

Written premium per policy for total Direct auto business was down 6% during 2007, compared to decreases of 1% in 2006 and 2% in 2005. In each of the last three years, the decreases were driven by declines in written premium per policy for both new and renewal business.

The number of total quotes decreased in the Direct business in both 2007 and 2006, as compared to the prior year. The rate of conversion increased during 2007, after being relatively flat during 2006. Conversion rates for both Internet-initiated business and phone-initiated business increased during both years. However, in 2006, we experienced a proportional increase in Internet business, which has a lower conversion rate than phone. In 2005, the overall conversion rate was down slightly on a significant increase in quotes, reflecting the Internet business becoming a bigger portion of the total Direct business.

The Direct expense ratio increased .8 points in 2007, compared to 2006, primarily due to increased advertising expenditures during the year and the lower average earned premium per policy. Advertising expenditures also increased year-over-prior year in 2006 and 2005. We are continuing to work with the advertising agency we hired in 2006, to find compelling ways to help consumers understand what sets us apart and to communicate our brand promise.

D.	Commercial Auto

	Growth Over Prior Year
	2007	2006	2005

Net premiums written	(4)%	5%	11%
Net premiums earned	—%	11%	9%
Policies in force	7%	7%	11%
New applications	3%	1%	3%
Renewal applications	5%	4%	8%

Progressive’s Commercial Auto Business writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses, with the majority of our customers insuring three or fewer vehicles. Commercial Auto Business represented about 13% of our total net premiums written for the last three years. The Commercial Auto Business is primarily distributed through independent agents, but we are starting to see growth in the direct channel. The Commercial Auto Business operates in the specialty truck and business auto markets. The specialty truck commercial auto market, which accounts for slightly more than half of the total Commercial Auto premiums and approximately 40%

App.-A-40

of the vehicles we insure in this business, includes dump trucks, logging trucks, tow trucks, local cartage and other short-haul commercial vehicles. The remainder is in the business auto market, which includes autos, vans and pick-up trucks used by artisans, such as contractors, landscapers and plumbers, and a variety of other small businesses.

We currently write our Commercial Auto Business in 49 states; we do not write Commercial Auto in Hawaii or the District of Columbia. We entered Massachusetts early in 2007, West Virginia in early 2006 and New Jersey in late 2005.

As compared to the prior year, total written premium per policy decreased about 6% in 2007, compared to increases of 5% in 2006 and 6% in 2005. The increases in 2006 and 2005 partially reflect Commercial Auto’s shift from 6-month to 12-month policies, which had a favorable impact on premium per policy. This shift started at the end of the first quarter 2004 and was substantially completed in the second quarter 2005.

Commercial Auto’s expense ratio increased one point during 2007, resulting from significant investments in agency distribution and direct marketing capability, as well as reduced premiums.

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

E.	Other Indemnity
Progressive’s other indemnity businesses, which represent less than 1% of our net premiums earned, primarily include professional liability insurance for community banks and a small amount of run-off business. The underwriting profit (loss) in these businesses may fluctuate widely due to the low premium volume, variability in losses, and the run-off nature of some of these products.

We reinsure the majority of the risk on our professional liability insurance, principally directors’ and officers’ liability insurance, with a small mutual reinsurer controlled by its bank customers and various other reinsurance entities. In light of the sub-prime mortgage “crisis,” we reviewed our community bank program and believe that we do not have any significant direct exposure to claims arising from this issue. From a strategic perspective, community banks tend not to generate sub-prime mortgages or invest in sub-prime securities. To date, we have not received any directors or officers liability claims related to sub-prime mortgages.

F.	Service Businesses
Our service businesses provide insurance-related services and represented less than 1% of revenues for each of the last three years. Our principal service business is providing policy issuance and claims adjusting services for the Commercial Auto Insurance Procedures/Plans (CAIP), which are state-supervised plans serving the involuntary markets in 27 states. We currently process approximately half of the premiums in the CAIP market, which is down slightly from the prior two years. There are two other CAIP service providers nationwide and one of these carriers has indicated that it will cease writing new business in 2008; we expect our market share of this business will increase as a result.

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

Service business revenues decreased 27% in 2007. The decrease reflects the continuing cyclical downturn in the involuntary commercial auto market. At the same time, however, expenses are not decreasing at the same rate, primarily due to the fixed costs associated with our total loss replacement program, which is another one of our service businesses. This program is primarily a customer-service initiative, through which we help policyholders and claimants find and purchase a replacement vehicle when their automobile is declared to be a total loss. We evaluated the benefits of maintaining this service in-house and concluded that contracting with third-party providers to deliver this service will continue to meet our customers’ needs and reduce our costs; transition of the program is expected to be completed in the second quarter 2008.

App.-A-41

G.	Litigation
The Progressive Corporation and/or its subsidiaries are named as a defendant in a number of putative class action or other lawsuits, such as those alleging damages as a result of our use of after-market parts; total loss evaluation methodology; use of credit in underwriting and related requirements under the federal Fair Credit Reporting Act; installment fee programs; practices in evaluating or paying medical or injury claims or benefits, including, but not limited to, personal injury protection, medical payments, uninsured motorist/underinsured motorist (UM/UIM), and bodily injury benefits; rating practices at policy renewal; the utilization, content, or appearance of UM/UIM rejection forms; the practice of taking betterment on boat repairs; labor rates paid to auto body repair shops; and cases challenging other aspects of our claims or marketing practices or other business operations. Other insurance companies face many of these same issues. During 2007, we settled a nationwide class action challenging our use of software to assist in the adjustment of bodily injury claims, a state class action challenging payments of certain medical benefits, and a state class action challenging the amount charged for UIM premiums. During 2006, we settled nationwide claims challenging our use of credit information and notice requirements under the federal Fair Credit Reporting Act; statewide class action lawsuits that challenged our payment of preferred provider rates on personal injury protection claims; and certain statewide class action lawsuits challenging our payments of MRI bills under personal injury protection coverage. In 2005, we settled nationwide claims challenging our use of certain automated database vendors to assist in the evaluation of total loss claims and a state class action challenging our UM/UIM rejection form. These settlements did not have a material impact on our financial condition, cash flows or results of operations. See Note 11 — Litigation for a more detailed discussion.

H.	Income Taxes
As reported in the balance sheet, income taxes are comprised of net income taxes payable and net deferred tax assets and liabilities. A deferred tax asset/liability is a tax benefit/expense that will be realized in a future tax return. At December 31, 2007 and 2006, our income taxes were in a net asset position. The increase in our net asset position during 2007 primarily reflected a decrease in our net unrealized gains on securities. See Note 3 — Income Taxes for further information.

App.-A-42

IV.	RESULTS OF OPERATIONS — INVESTMENTS

A.	Portfolio Allocation
Progressive’s investment strategy targets a range of between 75% and 100% in fixed-income securities with the balance in common equities. This strategy is based on our need to maintain capital adequate to support our insurance operations, recognizing that our reserves are short in duration. Investments in our portfolio have varying degrees of risk. We evaluate the risk/reward trade-offs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity, and the potential return of the investment portfolio. We also monitor the value at risk of the portfolio to evaluate the maximum potential loss (see the Quantitative Market Risk Disclosures, a supplemental schedule provided in this Annual Report, for further information). The composition of the investment portfolio at December 31 was:

		Gross	Gross		% of
		Unrealized	Unrealized	Fair	Total	Duration
($ in millions)	Cost	Gains	Losses	Value	Portfolio	(years)	Rating[5]

2007
Fixed maturities[1]	$9,135.6	$137.1	$(87.8)	$9,184.9	64.8%	4.0	AA
Preferred stocks[2]	2,578.1	6.0	(306.4)	2,270.3	16.0	1.9	A-
Short-term investments:
Other short-term investments	382.4	—	—	382.4	2.7	<1	AA+

Total fixed income	12,096.1	143.1	(394.2)	11,837.6	83.5	3.5	AA
Common equities	1,361.0	986.8	(20.3)	2,327.5	16.5	na	na

Total portfolio[2,3,4]	$13,457.1	$1,129.9	$(414.5)	$14,165.1	100.0%	3.5	AA

2006
Fixed maturities	$9,959.6	$74.8	$(75.5)	$9,958.9	67.8%	3.6	AAA-
Preferred stocks	1,761.4	31.5	(11.9)	1,781.0	12.1	1.5	A-
Short-term investments:
Auction rate municipal obligations	99.4	—	—	99.4	.7	<1	AAA-
Auction rate preferred stocks	69.2	.2	—	69.4	.5	<1	A-
Other short-term investments	412.4	—	—	412.4	2.8	<1	A+

Total short-term investments	581.0	.2	—	581.2	4.0	<1	A+

Total fixed income	12,302.0	106.5	(87.4)	12,321.1	83.9	3.1	AA+
Common equities	1,469.0	904.0	(4.9)	2,368.1	16.1	na	na

Total portfolio[3,4]	$13,771.0	$1,010.5	$(92.3)	$14,689.2	100.0%	3.1	AA+

na = not applicable

[1]	Includes $53.8 million of gains on our open interest rate swap positions. Also includes $34.1 million of collateral, in the form of Treasury Notes that were delivered to the counterparty on our open credit default swaps. See the Derivative Instruments section below for further discussion.

[2]	At December 31, 2007, the fair value included a $7.4 million change in certain hybrid securities that was recognized as a realized loss.

[3]	Includes net unsettled security acquisitions of $77.0 million and $41.9 million at December 31, 2007 and 2006, respectively.

[4]	December 31, 2007 and 2006 totals include $2.1 billion and $2.5 billion, respectively, of securities in the portfolio of a consolidated, non-insurance subsidiary of the holding company.

[5]	Credit quality ratings are assigned by nationally recognized securities rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score to each credit rating based on a scale from 0-5.

Unrealized Gains and Losses
During 2007, we experienced a $202.8 million pretax decrease in net unrealized gains, which was largely the result of modest positive returns in our fixed maturities and equity-indexed common stock portfolios, offset by a significant decline in our redeemable and nonredeemable preferred stocks. The decline in our preferred stocks was primarily the result of recent financial market disruptions relating to the sub-prime mortgage market. See the “Gross Unrealized Losses” section of Note 2 — Investments for further discussion.

App.-A-43

Fixed-Income Securities
The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments and preferred stocks. The fixed-maturity securities and short-term securities, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2007		2006

Investment-grade fixed maturities:[1]
Short/intermediate term	$9,084.2	95.0%	$10,381.9	98.5%
Long term	147.0	1.5	70.9	.7
Non-investment-grade fixed maturities[2]	336.1	3.5	87.3	.8

Total	$9,567.3	100.0%	$10,540.1	100.0%

[1]	Long term includes securities with expected liquidation dates of 10 years or greater. Asset-backed securities are reported at their weighted average maturity based upon their projected cash flows. All other securities that do not have a single expected maturity date are reported at average maturity. See Note 2 — Investments for further discussion.

[2]	Non-investment-grade fixed-maturity securities are non-rated or have a quality rating of an equivalent BB+ or lower, classified by the lowest rating from a nationally recognized rating agency.

A primary exposure for the fixed-income portfolio is interest rate risk, which is managed by maintaining the portfolio’s duration between 1.8 to 5 years. Interest rate risk includes the change in value resulting from movements in the underlying market rates of debt securities held. The fixed-income portfolio had a duration of 3.5 years at December 31, 2007, compared to 3.1 years at December 31, 2006. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) are monitored on a regular basis.

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

The credit quality distribution of the fixed-income portfolio at December 31 was as follows:

Rating	2007	2006

AAA	49.4%	61.1%
AA	20.6	15.0
A	16.2	14.4
BBB	10.6	8.3
Non Rated/Other	3.2	1.2

Total	100.0%	100.0%

During 2007, the AAA rating category decreased while the remaining ratings categories increased, representing our decision to take advantage of better valuations in some lower-rated securities, compared to certain existing higher credit-rated assets.

App.-A-44

ASSET-BACKED SECURITIES
Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

		% of Asset-Backed	Duration
($ in millions)	Fair Value	Securities	(years)	Rating

2007
Collateralized mortgage obligations[1]	$611.4	24.3%	1.2	AAA-

Commercial mortgage-backed obligations	914.7	36.5	2.7	AA
Commercial mortgage-backed obligations: interest only	759.1	30.2	1.9	AAA-

Subtotal commercial mortgage-backed obligations	1,673.8	66.7	2.3	AA+

Other asset-backed securities:
Home equity[2]	148.7	5.9	.1	AA
Other	77.7	3.1	1.1	A

Subtotal other asset-backed securities	226.4	9.0	.4	AA-

Total asset-backed securities	$2,511.6	100.0%	1.9	AA+

2006
Collateralized mortgage obligations[1]	$575.9	24.1%	1.8	AAA

Commercial mortgage-backed obligations	770.4	32.2	3.1	AAA-
Commercial mortgage-backed obligations: interest only	893.7	37.4	2.2	AAA-

Subtotal commercial mortgage-backed obligations	1,664.1	69.6	2.6	AAA-

Other asset-backed securities:
Home equity[2]	23.0	1.0	.5	AAA
Other	127.1	5.3	1.2	AA-

Subtotal other asset-backed securities	150.1	6.3	1.1	AA-

Total asset-backed securities	$2,390.1	100.0%	2.3	AAA-

[1]	Includes $52.3 million of Alt-A, non-prime bonds (low document/no document or non-conforming prime loans) with a net unrealized loss of $.1 million and a credit quality of AAA for 2007; 2006 included $63.1 million of Alt-A bonds that had a net unrealized loss of $.3 million and a credit quality of AAA.

[2]	Represents sub-prime bonds with a net unrealized loss of $12.2 million and $.1 million for 2007 and 2006, respectively; these bonds are unrelated to the asset-backed derivative position discussed below.

Substantially all of the asset-backed securities are liquid with available market quotes and contain no residual interests (the most subordinated class in a pool of securitized assets). As of December 31, 2007, 8% of our asset-backed securities are exposed to sub-prime mortgage loans. We reviewed these securities for other-than-temporary impairment and yield or asset valuation adjustments, and we realized $1.7 million in write-downs on sub-prime securities during 2007. The securities with sub-prime exposure are paying their principal and periodic interest timely, and we continue to have the intent and ability to hold these securities.

App.-A-45

The following table shows the credit quality rating of our home equity securities by deal origination year, along with a comparison of the fair value at December 31, 2007, to our original investment value (adjusted for returns of principal and amortization).

Home Equity Securities

($ in millions)	Deal Origination Year						% of Home
Rating (date acquired)	2007	2006	2005	2004	2003	Total	Equity Loans

AAA (October 2003-December 2007)[1]	$—	$59.9	$4.9	$—	$.1	$64.9	43.7%
Increase (decrease) in value	—	(1.2)%	(.4)%	—	—	(1.1)%
AA (August 2007-October 2007)	$3.1	—	$23.2	$14.5	—	$40.8	27.4%
Increase (decrease) in value	(37.0)%	—	(13.6)%	.3%	—	(11.7)%
A (August 2007)	—	—	$34.0	$6.3	—	$40.3	27.1%
Increase (decrease) in value	—	—	(13.9)%	2.2%	—	(11.7)%
BBB (March 2007)	—	—	—	$2.7	—	$2.7	1.8%
Increase (decrease) in value	—	—	—	(21.4)%	—	(21.4)%

Total	$3.1	$59.9	$62.1	$23.5	$.1	$148.7	100.0%

Increase (decrease) in value	(37.0)%	(1.2)%	(12.8)%	(2.3)%	—%	(7.6)%

1The entire $59.9 million balance of our 2006 AAA securities was added to the portfolio in December 2007.

At December 31, 2007, 36.5% of our asset-backed securities were commercial mortgage-backed obligations (CMBS). The following table details the credit quality rating and fair value of our CMBS portfolio by year of deal origination and reflects the high quality of these securities.

Commercial Mortgage-Backed Obligations

	Rating
($ in millions)					Non-Investment		% of Total
Deal Origination Year	AAA	AA	A	BBB	Grade	Fair Value	Exposure

Pre-2000	$6.1	$—	$—	$40.4	$23.5	$70.0	7.6%
2000	53.2	24.5	—	—	—	77.7	8.5
2001	140.2	27.5	7.4	—	—	175.1	19.1
2002	43.1	—	—	—	—	43.1	4.7
2003	155.3	13.5	—	—	—	168.8	18.5
2004	78.9	8.8	4.8	—	7.1	99.6	10.9
2005	71.0	—	—	—	—	71.0	7.8
2006	145.5	—	—	—	25.2	170.7	18.7
2007	—	—	—	6.9	31.8	38.7	4.2

Total Fair Value	$693.3	$74.3	$12.2	$47.3	$87.6	$914.7	100.0%

% of Total Fair Value	75.8%	8.1%	1.3%	5.2%	9.6%	100.0%

Approximately 15% of our CMBS portfolio is rated BBB or lower with an average duration of 2.4 years, compared to 2.7 years for the entire CMBS portfolio. In addition, we believe the non-investment-grade securities which we hold that originated in 2006 and 2007 will have lower frequency of default than those generally originated in that class of issuance due to the underlying strength of the single transaction borrowers.

App.-A-46

We also held CMBS interest only (IO) securities at December 31, 2007. The IO portfolio had a credit quality of AAA- and a duration of 1.9 years. The following table quantifies the fair value and total exposure of these securities by the year of deal origination.

Commercial Mortgage-Backed Obligations: Interest Only

($ in millions)		% of Total
Deal Origination Year	Fair Value	Exposure

Pre-2000	$7.3	1.0%
2000	38.4	5.0
2001	29.0	3.8
2002	33.1	4.4
2003	115.5	15.2
2004	119.9	15.8
2005	192.0	25.3
2006	223.9	29.5

Total Fair Value	$759.1	100.0%

The IO portfolio is 92% comprised of planned amortization class IOs, which provides bondholders greater protection against loan prepayment or default risk inherent with these types of securities. Since 2004, 100% of the IO securities we have purchased were made up of this more protected class.

App.-A-47

MUNICIPAL SECURITIES
At December 31, 2007, we held $3,745.1 million of state and local government obligations with an overall credit quality of AA+. About one-third, or $1,163.3 million, of these securities were general obligation or revenue bonds that had a credit quality of AAA due to the fact that they were insurance enhanced. The following table shows the composition and credit quality of these municipal obligations by monoline insurer at December 31, 2007. The credit rating represents the quality of the underlying security, excluding credit insurance, based on ratings by nationally recognized rating agencies.

Insurance Enhanced Municipal Securities

(millions)
Monoline Insurer/	General
Rating	Obligations	Revenue Bonds	Total

FGIC
AA	$149.0	$113.1	$262.1
A	77.5	36.6	114.1

	$226.5	$149.7	$376.2

AMBAC
AA	$129.1	$71.6	$200.7
A	38.7	2.1	40.8
BBB	—	4.5	4.5
Non-rated	—	2.4	2.4

	$167.8	$80.6	$248.4

MBIA
AA	$95.3	$78.1	$173.4
A	44.0	58.8	102.8
BBB	—	5.3	5.3

	$139.3	$142.2	$281.5

FSA
AA	$97.7	$131.5	$229.2
A	—	23.5	23.5
BBB	—	4.5	4.5

	$97.7	$159.5	$257.2

TOTAL
AA	$471.1	$394.3	$865.4
A	160.2	121.0	281.2
BBB	—	14.3	14.3
Non-rated	—	2.4	2.4

	$631.3	$532.0	$1,163.3

As of December 31, 2007, the insurance enhanced general obligation or revenue bonds had a combined net unrealized gain of $12.5 million. We believe that the valuation of these securities is related to the credit rating of the underlying municipal bonds with only a small adjustment related to the credit insurance. Our policy does not require us to liquidate securities should the insurance provided by the monoline insurers cease to exist.

App.-A-48

CORPORATE SECURITIES
Included in our fixed-income securities at December 31, 2007, are $1.1 billion of fixed-rate corporate securities which have a duration of 4.4 years and an overall credit quality rating of A-. The table below shows the exposure breakdown by rating and sector.

Corporate Securities Rating By Sector

Sector	AAA	AA	A	BBB	% of Portfolio

Financial	2.7%	16.4%	21.6%	3.3%	44.0%
Agency	—	—	—	—	—
Industrial	—	—	4.7	49.5	54.2
Utility	—	—	1.8	—	1.8

Total	2.7%	16.4%	28.1%	52.8%	100.0%

PREFERRED STOCKS — REDEEMABLE AND NONREDEEMABLE
Included in fixed-income securities are redeemable and nonredeemable preferred stocks, which represented approximately 20% of our total investment portfolio at December 31, 2007, and had an overall credit quality rating of A-. The table below shows the exposure breakdown by rating and sector.

Preferred Stocks Rating By Sector

				Non-Investment
Sector	AA	A	BBB	Grade	% of Portfolio

Financial	7.1%	40.9%	13.8%	3.8%	65.6%
Agency	15.7	—	—	—	15.7
Industrial	—	4.0	4.4	5.3	13.7
Utility	—	1.5	3.5	—	5.0

Total	22.8%	46.4%	21.7%	9.1%	100.0%

Approximately half of these securities pay dividends which have tax preferential characteristics, while the balance are fully taxable. In addition, all of our non-investment-grade preferred stocks were with issuers who maintain investment-grade senior debt ratings.

For these preferred securities, approximately two-thirds are fixed-rate securities and one-third are floating-rate securities. All of our preferred securities have call or mandatory redemption features. Most of the securities are structured to provide some protection against extension risk in the event the issuer elects not to call such securities at their initial call date by either paying a higher dividend amount or by paying floating-rate coupons. Of our fixed-rate securities, approximately 85% will convert to floating-rate dividend payments if not called at their initial call date.

As shown in the table, the majority of this portfolio is in the financial services sector, reflecting both the composition of the preferred market, which is dominated by financial issuers, as well as our belief that there is better relative economic value in the preferred stock market than in the comparable debt market without significantly increasing our investment risk. Within the financial sector, approximately 60% of our holdings are in large capitalization banks and 20% are in U.S. broker/dealers.

Common Equities
Common equities, as reported in the balance sheets at December 31, were comprised of the following:

($ in millions)	2007		2006

Common stocks	$2,313.8	99.4%	$2,352.0	99.3%
Other risk investments	13.7	.6	16.1	.7

Total common equities	$2,327.5	100.0%	$2,368.1	100.0%

Common equities, which generally have greater risk and volatility of fair value than fixed-income securities, may range from 0% to 25% of the investment portfolio. Common stocks are managed externally to track the Russell 1000 Index with an anticipated annual tracking error of +/- 50 basis points. During 2007, the GAAP basis total return was within our tracking error.

App.-A-49

Our common equity allocation is intended to enhance the return of, and provide diversification for, the total portfolio. To maintain high correlation with the Russell 1000, we held 655 out of 1,000, or approximately 66%, of the common stocks comprising the index at December 31, 2007. Our individual holdings are selected based on their contribution to the correlation with the index.

Other risk investments include private equity investments and limited partnership interests in private equity and mezzanine investment funds which have no off-balance-sheet exposure or contingent obligations, except for the $.2 million of open funding commitments.

Trading Securities
Trading securities may be entered into from time to time for the purpose of near-term profit generation. We have not entered into any trading securities in the last three years.

Derivative Instruments
From time to time we invest in derivative instruments. At December 31, 2007, we held interest rate swaps to receive fixed interest rates for 5 years and 10 years with a combined notional value of $1.3 billion. In January 2008, we closed a 5-year swap with a notional value of $.3 billion and recognized a gain of $15.1 million. For 2007, the interest rate swap positions generated net realized gains of $53.8 million. Total net realized gains, including interest expense, were $53.1 million for 2007. We had no interest rate swaps during 2006 or 2005.

During 2007, we opened and closed $210 million of notional credit default exposure on a corporate non-investment-grade index and closed $40 million of notional exposure on a corporate investment-grade index, which we held in 2006. The combined positions generated net realized gains of $10.0 million and $.1 million for 2007 and 2006, respectively. We held no corporate non-investment-grade or investment-grade index derivatives in 2005.

Additionally, during 2007, we sold credit default protection using credit default swap derivatives on an investment-grade asset-backed index with a credit quality of BBB-, comprised of 20 bonds in the sub-prime mortgage sector, with a notional amount of $140 million. We matched these notional amounts with Treasury Notes with the same maturity and principal value to cover our off-balance-sheet exposure. We received upfront cash payments of $43.3 million on these open swap positions, effectively reducing our maximum exposure of loss to $96.7 million. During 2007, this derivative position generated a net loss of $51.3 million. As required by the counterparty contract, we delivered $34.1 million of collateral in the form of U.S. Treasury Notes to reduce counterparty credit risk. During 2006, we closed credit default protection derivatives sold on four separate corporate issuers, which were also matched with equivalent Treasury Notes.

Following is a summary of our net realized gains (losses) on the credit default protection we sold using credit default swaps and matched with Treasury Notes for the years ended December 31:

(millions)	2007	2006	2005

Credit default swap	$(51.3)	$9.9	$(6.8)
Treasury Notes	7.9	—	(.8)

Combined gain (loss)	$(43.4)	$9.9	$(7.6)

For all of the derivative positions discussed above, realized holding period gains and losses are netted with any upfront cash that may be exchanged under the contract to determine if the net position should be classified either as an asset or a liability. To be reported as a component of the available-for-sale portfolio, the realized gain on the derivative position at period end would have to exceed any upfront cash received (net derivative asset). On the other hand, a net derivative liability would reflect realized losses plus the amount of upfront cash received (or netted if upfront cash was paid) and would be reported as a component of other liabilities. These net derivative assets/liabilities are not separately disclosed on the balance sheet due to the immaterial effect on our financial condition, cash flows and results of operations.

In addition, during the second quarter 2007, we entered into a forecasted debt issuance hedge against a possible rise in interest rates in anticipation of issuing $1 billion of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “Debentures”). The hedge was designated as, and qualified for, cash flow hedge accounting treatment. Upon issuance of the Debentures, the hedge was closed, and we recognized a pretax gain of $34.4 million, which is recorded as part of accumulated other comprehensive income. The $34.4 million gain is deferred and is being recognized as an adjustment to interest expense over the 10-year fixed interest rate term of the Debentures. During 2007, we recognized $1.3 million as an adjustment to interest expense.

App.-A-50

B.	Investment Results
Recurring investment income (interest and dividends, before investment and interest expenses) increased 5% in 2007, 21% in 2006 and 11% in 2005. The increase in 2007 was primarily the result of a decision to take advantage of attractive opportunities in certain higher-yielding, though lower-rated, assets. These lower-rated assets provided additional income over our previous investments. The increase in investment income during 2006 was primarily the result of an increase in investment yields, with a small growth in average assets providing the balance of the increase. In 2005, the increase in investment income was a more balanced combination of yield and portfolio growth in average assets.

Investment expenses were $12.4 million in 2007, compared to $11.9 million in 2006 and $12.1 million in 2005. Interest expense in 2007 was $108.6 million, compared to $77.3 million in 2006 and $82.6 million in 2005. The increase in 2007 reflects the June 2007 issuance of our $1 billion Debentures, while the decrease in 2006 reflects the retirement in June 2006 of our $100 million 7.30% Notes at maturity.

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

	2007	2006	2005

Pretax recurring investment book yield	4.8%	4.6%	4.1%
Weighted average FTE book yield	5.6%	5.3%	4.7%
FTE total return:
Fixed-income securities	4.4%	5.9%	3.4%
Common stocks	6.2%	16.3%	7.1%
Total portfolio	4.7%	7.4%	4.0%

Realized Gains/Losses
Gross realized gains and losses were the result of customary investment sales transactions in our fixed-income portfolio, affected by movements in credit spreads and interest rates, rebalancing of our equity-indexed portfolio and holding period valuation changes on derivatives. In addition, in 2007, gains and losses also reflected the sale of securities to fund our $1.4 billion extraordinary dividend payment in September 2007. From time to time, gross realized losses also include write-downs for securities determined to be other-than-temporarily impaired in our fixed-income and/or equity portfolios. Disclosure related to these write-downs is provided below. As of December 31, 2007, realized losses also included $7.4 million of net losses related to certain hybrid securities within our preferred stock portfolio that are reported at fair value.

OTHER-THAN-TEMPORARY IMPAIRMENT
Included in the net realized gains (losses) on securities for the years ended December 31, 2007, 2006 and 2005, are write-downs on securities determined to have had an other-than-temporary decline in fair value. We routinely monitor our portfolio for pricing changes that might indicate potential impairments, and perform detailed reviews of securities with unrealized losses based on predetermined criteria. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rates or equity market declines (i.e., negative returns at either a sector index level or the broader market level).

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

App.-A-51

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

		Write-downs	Write-downs
	Total	on Securities	on Securities
	Write-	Subsequently	Held at Period
(millions)	downs	Sold	End

2007
Fixed income[1]	$19.3	$—	$19.3
Common equities	2.4	2.1	.3

Total portfolio	$21.7	$2.1	$19.6

2006
Fixed income	$1.8	$.3	$1.5
Common equities	2.4	2.0	.4

Total portfolio	$4.2	$2.3	$1.9

2005
Fixed income	$14.6	$5.3	$9.3
Common equities	7.1	—	7.1

Total portfolio	$21.7	$5.3	$16.4

1Includes $1.7 million related to a sub-prime mortgage debt security determined to be other-than-temporarily impaired.

The following is a summary of the 2007 equity security write-downs by sector (both market-related and issuer specific):

		Equity Portfolio	Russell 1000	Russell 1000	Remaining Gross
	Amount of	Allocation at	Allocation at	Sector	Unrealized Loss at
($ in millions)	Write-down	December 31,	December 31,	Return	December 31,
Sector	in 2007	2007	2007	in 2007	2007

Auto and Transportation	$—	2.5%	2.3%	—%	$1.2
Consumer Discretionary	.3	11.7	12.9	(3.2)	2.8
Consumer Staples	—	8.3	7.3	8.6	.1
Financial Services	.6	17.9	18.6	(16.9)	10.3
Health Care	.4	11.4	11.9	7.5	3.2
Integrated Oil	—	8.4	6.6	29.8	—
Materials and Processing	.1	4.7	5.2	27.7	.3
Other Energy	—	4.3	5.5	42.0	.2
Producer Durables	.9	5.6	5.0	13.3	.2
Technology	—	13.7	13.7	16.7	1.1
Utilities	.1	6.9	7.1	9.6	.7
Other Equities	—	4.6	3.9	1.0	.1

Total Common Stocks	$2.4	100.0%	100.0%	5.8%	$20.2

Other Risk Assets	—				.1

Total Common Equities	$2.4				$20.3

See Critical Accounting Policies, Other-than-Temporary Impairment for further discussion.

C. Repurchase Transactions
During each of the last three years, we entered into repurchase commitment transactions, whereby we loaned U.S. Treasury or U.S. Government agency securities to accredited brokerage firms in exchange for cash equal to the fair value of the securities. These internally managed transactions were typically overnight arrangements. The cash proceeds were invested in Eurodollar and commercial paper obligations issued by large, high-quality institutions with yields that exceeded our interest obligation on the borrowed cash. We are able to borrow the cash at low rates since the securities

App.-A-52

loaned are in either short supply or high demand. Our interest rate exposure does not increase or decrease since the borrowing and investing periods match. During the year ended December 31, 2007, our largest single outstanding balance of repurchase commitments was $2.4 billion, which was open for four consecutive days; the average daily balance of repurchase commitments was $.7 billion for 2007. During 2006, the largest single outstanding balance of repurchase commitments was $2.6 billion, which was open for five consecutive days; the average daily balance of repurchase commitments was $1.2 billion for 2006. We had no open repurchase commitments at December 31, 2007 and 2006. We earned income of $3.7 million during both 2007 and 2006, and $4.5 million during 2005, on repurchase commitments.

V. CRITICAL ACCOUNTING POLICIES
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

A. Loss and LAE Reserves
Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2007, we had $5.7 billion of net loss and LAE reserves, which included $4.5 billion of case reserves and $1.2 billion of incurred but not recorded (IBNR) reserves.

Progressive’s actuarial staff reviews over 350 subsets of the business, which are at a combined state, product and line coverage level (the “products”), to calculate the needed loss and LAE reserves. We begin our review of a set of data by producing six different estimates of needed reserves, three using paid data and three using incurred data, to determine if a reserve change is required. In the event of a wide variation among results generated by the different projections, our actuarial group will further analyze the data using additional techniques. Each review develops a point estimate for a relatively small subset of the business, which allows us to establish meaningful reserve levels for that subset. In addition, the actuarial staff completes separate projections of needed case and IBNR reserves.

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

In analyzing the ultimate accident year loss experience, our actuarial staff reviews in detail, at the subset level, frequency (number of losses per earned car year), severity (dollars of loss per each claim) and average premium (dollars of premium per earned car year). The loss ratio, a primary measure of loss experience, is equal to the product of frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses is known and, therefore, is not estimated. The projection of frequency for these lines of business is usually stable in the short term, because a large majority of the parties involved in an accident report their claims within a short time period after the occurrence. The actual frequency experienced will vary depending on the change in mix of class of drivers insured by Progressive, but the accuracy of the projected level is considered to be reliable. The severity experienced by Progressive, which is much more difficult to estimate, especially for injury claims, is affected by changes in underlying costs, such as medical costs, jury verdicts and regulatory changes. In addition, severity will vary relative to the change in our mix of business by limit.

Assumptions regarding needed reserve levels made by the actuarial staff take into consideration influences on available historical data that reduce the predictiveness of our projected future loss cost. Internal considerations that are process-related, which generally result from changes in our claims organization’s activities, include claim closure rates, the number of claims that are closed without payment and the level of the claims representatives’ estimates of the needed case reserves for each claim. We study these changes and their effect on the historical data at the state level versus on a larger, less indicative, countrywide basis.

App.-A-53

External items considered include the litigation atmosphere, state-by-state changes in medical costs and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro countrywide level.

The manner in which we consider and analyze the multitude of influences on the historical data, as well as how loss reserves affect our financial results, is discussed in more detail in our Report on Loss Reserving Practices, which was filed on June 28, 2007 via Form 8-K.

At December 31, 2007, Progressive’s carried net reserve balance of $5.7 billion implicitly assumes that the loss and LAE severity will increase for accident year 2007 over accident year 2006 by 2.6% and 2.2% for personal auto liability and commercial auto liability, respectively. Personal auto liability and commercial auto liability reserves represent approximately 98% of our total carried reserves. As discussed above, the severity estimates are influenced by many variables that are difficult to quantify and which influence the final amount of claims settlement. That, coupled with changes in internal claims practices, the legal environment and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.

The following table highlights what the impact would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2007, if during 2008 we were to experience the indicated change in our estimate of severity for the 2007 accident year (i.e., claims that occurred in 2007):

	Estimated Changes in Severity for Accident Year 2007
(millions)	-2%	-1%	As Reported	+1%	+2%
Personal Auto Liability	$4,125.4	$4,177.2	$4,229.0	$4,280.8	$4,332.6
Commercial Auto Liability	1,291.5	1,300.4	1,309.3	1,318.2	1,327.1
Other[1]	116.9	116.9	116.9	116.9	116.9

Total	$5,533.8	$5,594.5	$5,655.2	$5,715.9	$5,776.6

[1]	Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2007 accident year would impact our personal auto liability reserves by $51.8 million and our commercial auto liability reserves by $8.9 million.

Our 2007 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2007, 2006 and 2005, in the aggregate, accounted for approximately 91% of our reserve balance. If during 2008 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2007, 2006 and 2005), the impact to our year-end 2007 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2007, 2006 and 2005
(millions)	-2%	-1%	As Reported	+1%	+2%
Personal Auto Liability	$3,924.0	$4,076.5	$4,229.0	$4,381.5	$4,534.0
Commercial Auto Liability	1,257.1	1,283.2	1,309.3	1,335.4	1,361.5
Other[1]	116.9	116.9	116.9	116.9	116.9

Total	$5,298.0	$5,476.6	$5,655.2	$5,833.8	$6,012.4

[1]	Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the total of accident years 2007, 2006 and 2005 would impact our personal auto liability reserves by $152.5 million and our commercial auto liability reserves by $26.1 million.

App.-A-54

Our best estimate of the appropriate amount for our reserves as of year-end 2007 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low (and, thus, whether future reserve development will be favorable or unfavorable), or whether one of the alternative scenarios discussed above is “reasonably likely” to occur. During 2007, our estimate of the needed reserves at the end of 2006 increased 1.5%. The following table shows how we have performed against this goal over the last ten years.

($ in millions)
For The Years Ended
December 31,	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

Loss and LAE Reserves[1]	$1,867.5	$1,945.8	$2,200.2	$2,785.3	$3,069.7	$3,632.1	$4,346.4	$4,948.5	$5,313.1	$5,363.6	$5,655.2
Re-estimated reserves as of:
One year later	1,683.3	1,916.0	2,276.0	2,686.3	3,073.2	3,576.0	4,237.3	4,592.6	5,066.2	5,443.9
Two years later	1,668.5	1,910.6	2,285.4	2,708.3	3,024.2	3,520.7	4,103.3	4,485.2	5,130.5	—
Three years later	1,673.1	1,917.3	2,277.7	2,671.2	2,988.7	3,459.2	4,048.0	4,501.6	—	—
Four years later	1,669.2	1,908.2	2,272.3	2,666.9	2,982.7	3,457.8	4,070.0	—	—	—
Five years later	1,664.7	1,919.0	2,277.5	2,678.5	2,993.7	3,475.4	—	—	—	—
Six years later	1,674.5	1,917.6	2,284.9	2,683.7	3,002.5	—	—	—	—	—
Seven years later	1,668.4	1,921.9	2,287.4	2,688.4	—	—	—	—	—	—
Eight years later	1,673.9	1,923.4	2,291.9	—	—	—	—	—	—	—
Nine years later	1,675.5	1,928.5	—	—	—	—	—	—	—	—
Ten years later	1,680.8	—	—	—	—	—	—	—	—	—
Cumulative Development:
Favorable/(unfavorable)	$186.7	$17.3	$(91.7)	$96.9	$67.2	$156.7	$276.4	$446.9	$182.6	$(80.3)
Percentage[2]	10.0	.9	(4.2)	3.5	2.2	4.3	6.4	9.0	3.4	(1.5)

[1]	Represents loss and LAE reserves net of reinsurance recoverables on net unpaid losses at the balance sheet date.

[2]	Cumulative development ÷ loss and LAE reserves.

Note: The chart above represents the development of the property-casualty loss and LAE reserves for 1997 through 2006. The last line in the triangle for each year represents the following:

Re-estimated reserves = Total amount paid to-date + Total remaining case reserves on unsettled claims.

Changes in the estimated severity and the actual number of late reported claims are the cause of the change in our re-estimated reserves from year to year. The cumulative development represents the aggregate change in our estimates over all years.

We experienced significant favorable reserve development through the mid-1990’s until 1997, primarily due to decreasing bodily injury severity, while the carried reserves anticipated an increasing severity. From 1998 through 2001, we experienced an increase in bodily injury severity and, as a result, saw our reserve development much closer to our original estimates. The bodily injury severity change was much lower than we expected between 2002 and 2006. As a result, the reserve run-off for these years was very favorable. In 2007, the realization of higher prior years’ severity than anticipated resulted in our reserves developing unfavorably by 1.5%. Not only did this development impact 2006, but also impacted the run-off of most of the past year-end reserves. In 2007, the estimated severity for accident years 2005 and 2006, was higher than our estimated severity at the end of 2006 by 1.0% and .7%, respectively, for our personal auto products and by 4.0% and 7.7% for our commercial auto products.

Because Progressive is primarily an insurer of motor vehicles, we have minimal exposure as an insurer of environmental, asbestos and general liability claims.

B.	Other-than-Temporary Impairment
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

App.-A-55

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

The following table stratifies the gross unrealized losses in our portfolio at December 31, 2007, by duration in a loss position and magnitude of the loss as a percentage of the cost of the security. The individual amounts represent the additional OTI loss we would have recognized in the income statement if our policy for market-related declines was different from what is stated above.

		Total Gross
		Unrealized	Decline of Investment Value
(millions)	Fair Value	Losses	>15%	>25%	>35%	> 45%

Unrealized loss for 1 quarter	$1,198.1	$110.3	$67.8	$8.0	$6.8	$.7
Unrealized loss for 2 quarters	826.6	159.7	133.3	33.7	16.8	—
Unrealized loss for 3 quarters	581.5	45.0	17.9	7.0	.3	—
Unrealized loss for 1 year or longer	2,038.9	99.5	33.6	24.6	—	—

Total	$4,645.1	$414.5	$252.6	$73.3	$23.9	$.7

We determined that none of the securities represented by the table above met the criteria for other-than-temporary impairment write-downs. However, if we had decided to write down all securities in an unrealized loss position for one year or longer where the securities decline in value exceeded 25%, we would have recognized an additional $24.6 million of OTI losses in the income statement.

Of the $99.5 million of unrealized losses existing for a period of one year or longer, $33.6 million of the losses had a decline in value greater than 15% of our initial investment; these losses included $24.6 million with a greater than 25% decline in value. These losses are contained to five issuers within the financial services sector that have significant exposure to sub-prime loans and securities backed by sub-prime loans. Prior to the fourth quarter, these securities were trading at relatively modest losses. As early as the third quarter, the losses related to our sub-prime exposure ranged between 5% and 10% of our original investment. The remaining $65.9 million of losses for a period of one year or longer had declines in value of less than 15%, of which $32.3 million were related to three securities in the financial sector.

We completed a thorough review of the securities in this loss category and determined that there was not enough evidence to conclude that these securities were other-than-temporarily impaired. We will continue to closely monitor these securities to determine if a future impairment write-down is necessary.

We have the intent and ability to hold these investments for the period of time necessary to recover a significant portion of the investments’ impairment and collect the interest obligations, and will do so, as long as the securities continue to be consistent with our investment strategy. We will retain the common stocks to maintain correlation to the Russell 1000 Index as long as the portfolio and index correlation remain similar. If our strategy were to change and these securities were impaired, we would recognize a write-down in accordance with our stated policy.

Since total unrealized losses are already a component of our shareholders’ equity, any recognition of additional OTI losses would have no effect on our comprehensive income or book value.

App.-A-56

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Statements in this report that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions and projections generally; inflation and changes in economic conditions (including changes in interest rates and financial markets); the accuracy and adequacy of our pricing and loss reserving methodologies; the competitiveness of our pricing and the effectiveness of our initiatives to retain more customers; initiatives by competitors and the effectiveness of our response; our ability to obtain regulatory approval for requested rate changes and the timing thereof; the effectiveness of our brand strategy and advertising campaigns relative to those of competitors; legislative and regulatory developments; disputes relating to intellectual property rights; the outcome of litigation pending or that may be filed against us; weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail and winter conditions); changes in driving patterns and loss trends; acts of war and terrorist activities; our ability to maintain the uninterrupted operation of our facilities, systems (including information technology systems) and business functions; court decisions and trends in litigation and health care and auto repair costs; and other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for one or more contingencies. Reported results, therefore, may appear to be volatile in certain accounting periods.

App.-A-57

The Progressive Corporation and Subsidiaries
Ten Year Summary - Financial Highlights
(unaudited)

(millions - except ratios, per share amounts and number of people employed)

	2007	2006	2005	2004	2003

Insurance Companies Selected Financial Information and Operating Statistics — Statutory Basis
Net premiums written	$13,772.5	$14,132.0	$14,007.6	$13,378.1	$11,913.4
Growth	(3)%	1%	5%	12%	26%
Policyholders’ surplus	$4,587.3	$4,963.7	$4,674.1	$4,671.0	$4,538.3
Net premiums written to policyholders’ surplus ratio	3.0	2.8	3.0	2.9	2.6
Loss and loss adjustment expense ratio	71.6	66.6	68.1	65.0	67.4
Underwriting expense ratio	21.1	19.9	19.3	19.6	18.8

Statutory combined ratio	92.7	86.5	87.4	84.6	86.2
Selected Consolidated Financial Information — GAAP Basis
Total assets	$18,843.1	$19,482.1	$18,898.6	$17,184.3	$16,281.5
Total shareholders’ equity	4,935.5	6,846.6	6,107.5	5,155.4	5,030.6
Common Shares outstanding	680.2	748.0	789.3	801.6	865.8
Common Share price:
High	$25.16	$30.09	$31.23	$24.32	$21.17
Low	17.26	22.18	20.35	18.28	11.56
Close (at December 31)	19.16	24.22	29.20	21.21	20.90
Market capitalization	$13,032.6	$18,116.6	$23,040.7	$17,001.9	$18,088.9
Book value per Common Share	7.26	9.15	7.74	6.43	5.81
Return on average common shareholders’ equity	19.5%	25.3%	25.0%	30.0%	29.1%
Debt outstanding	$2,173.9	$1,185.5	$1,284.9	$1,284.3	$1,489.8
Ratios:
Debt to total capital	30.6%	14.8%	17.4%	19.9%	22.8%
Price to earnings	11.6	11.5	16.7	11.1	14.7
Price to book	2.6	2.6	3.8	3.3	3.6
Earnings to fixed charges	13.5x	24.7x	21.3x	27.1x	18.8x
Net premiums earned	$13,877.4	$14,117.9	$13,764.4	$13,169.9	$11,341.0
Total revenues	14,686.8	14,786.4	14,303.4	13,782.1	11,892.0
Underwriting margins:[1]
Personal Lines	7.0%	12.3%	11.0%	14.1%	12.1%
Commercial Auto	10.1%	19.8%	17.9%	21.1%	17.5%
Other indemnity[2]	NM	NM	NM	NM	NM
Total underwriting operations	7.4%	13.3%	11.9%	14.9%	12.7%
Net income	$1,182.5	$1,647.5	$1,393.9	$1,648.7	$1,255.4
Per share (diluted basis)	1.65	2.10	1.74	1.91	1.42
Dividends declared per share	2.1450	.0325	.0300	.0275	.0250
Number of people employed	26,851	27,778	28,336	27,085	25,834

All share and per share amounts were adjusted for the May 18, 2006, 4-for-1 stock split and the April 22, 2002, 3-for-1 stock split.

[1]	Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 9 — Segment Information, as a percentage of net premiums earned.

[2]	In 2003, we ceased writing business for our lender’s collateral protection program. As a result, underwriting margin is not meaningful (NM) for our other indemnity businesses due to the low level of premiums earned by, and the variability of losses in, such businesses after that date.

App.-A-58

(millions - except ratios, per share amounts and number of people employed)

	2002	2001	2000	1999	1998

Insurance Companies Selected Financial Information and Operating Statistics — Statutory Basis
Net premiums written	$9,452.0	$7,260.1	$6,196.1	$6,124.7	$5,299.7
Growth	30%	17%	1%	16%	14%
Policyholders’ surplus	$3,370.2	$2,647.7	$2,177.0	$2,258.9	$2,029.9
Net premiums written to policyholders’ surplus ratio	2.8	2.7	2.8	2.7	2.6
Loss and loss adjustment expense ratio	70.9	73.6	83.2	75.0	68.5
Underwriting expense ratio	20.4	21.1	21.0	22.1	22.4

Statutory combined ratio	91.3	94.7	104.2	97.1	90.9
Selected Consolidated Financial Information — GAAP Basis
Total assets	$13,564.4	$11,122.4	$10,051.6	$9,704.7	$8,463.1
Total shareholders’ equity	3,768.0	3,250.7	2,869.8	2,752.8	2,557.1
Common Shares outstanding	871.8	881.2	882.2	877.1	870.5
Common Share price:
High	$15.12	$12.65	$9.25	$14.52	$14.33
Low	11.19	6.84	3.75	5.71	7.83
Close (at December 31)	12.41	12.44	8.64	6.09	14.11
Market capitalization	$10,819.3	$10,958.6	$7,616.8	$5,345.4	$12,279.7
Book value per Common Share	4.32	3.69	3.25	3.14	2.94
Return on average common shareholders’ equity	19.3%	13.5%	1.7%	10.9%	19.3%
Debt outstanding	$1,489.0	$1,095.7	$748.8	$1,048.6	$776.6
Ratios:
Debt to total capital	28.3%	25.2%	20.7%	27.6%	23.3%
Price to earnings	16.6	27.2	164.5	18.5	27.7
Price to book	2.9	3.4	2.7	1.9	4.8
Earnings to fixed charges	13.2x	10.7x	1.3x	5.7x	10.2x
Net premiums earned	$8,883.5	$7,161.8	$6,348.4	$5,683.6	$4,948.0
Total revenues	9,294.4	7,488.2	6,771.0	6,124.2	5,292.4
Underwriting margins:[1]
Personal Lines	7.5%	4.5%	(5.2)%	1.2%	7.9%
Commercial Auto	9.1%	8.3%	3.3%	8.4%	17.6%
Other indemnity[2]	7.2%	7.0%	13.6%	10.8%	8.6%
Total underwriting operations	7.6%	4.8%	(4.4)%	1.7%	8.4%
Net income	$667.3	$411.4	$46.1	$295.2	$456.7
Per share (diluted basis)	.75	.46	.05	.33	.51
Dividends declared per share	.0240	.0233	.0225	.0218	.0208
Number of people employed	22,974	20,442	19,490	18,753	15,735

App.-A-59

The Progressive Corporation and Subsidiaries
Quantitative Market Risk Disclosures
(unaudited)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2007, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. We had no trading financial instruments at December 31, 2007.

OTHER-THAN-TRADING FINANCIAL INSTRUMENTS

Financial instruments subject to interest rate risk were:

	Fair Value
	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change	Change	Actual	Change	Change

U.S. government obligations	$1,519.5	$1,358.0	$1,207.1	$1,066.9	$937.4
State and local government obligations	3,974.0	3,856.0	3,745.1	3,641.8	3,545.5
Asset-backed securities	2,612.4	2,562.4	2,511.6	2,461.6	2,413.8
Corporate securities	1,179.9	1,127.5	1,078.4	1,032.5	989.4
Preferred stocks	2,375.6	2,323.8	2,270.3	2,228.3	2,184.0
Other debt securities[1]	706.1	673.2	642.7	614.5	588.6
Short-term investments	382.4	382.4	382.4	382.4	382.4

Balance as of December 31, 2007	$12,749.9	$12,283.3	$11,837.6	$11,428.0	$11,041.1

Balance as of December 31, 2006	$13,110.5	$12,707.5	$12,321.1	$11,954.2	$11,608.4

[1]	Includes $612.5 million in redeemable preferred stocks.

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

Financial instruments subject to equity market risk were:

		Hypothetical
	Fair	Market Changes
(millions)	Value	+10%	-10%

Common equities as of December 31, 2007	$2,327.5	$2,560.3	$2,094.8
Common equities as of December 31, 2006	$2,368.1	$2,604.9	$2,131.3

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

As an additional supplement to the sensitivity analysis, we present results from a value-at-risk (VaR) analysis used to estimate and quantify our market risks. VaR is the expected loss, for a given confidence level, of our portfolio due to adverse market movements in an ordinary market environment. The VaR estimates below are used as a risk measurement and reflect an estimate of potential reductions in fair value of our portfolio for the following 66 trading days (three-month intervals) at the 99th percentile loss. We use the 66-day VaR for contingency capital planning. During the year, we changed from reporting the 95th percentile loss to the 99th percentile loss to align with the current trends in risk management; prior periods were restated. Under the 99th percentile analysis, we would expect the stated VaR for a 66-day horizon to be exceeded once in 100 quarters.

App.-A-60

	December 31,	September 30,	June 30,	March 31,	December 31,
($ in millions)	2007	2007	2007	2007	2006

66-day VaR
Fixed-income portfolio	$(358.5)	$(324.5)	$(279.7)	$(210.5)	$(234.1)
% of portfolio	(3.0)%	(2.6)%	(2.0)%	(1.7)%	(1.9)%
% of shareholders’ equity	(7.3)%	(6.1)%	(5.1)%	(3.0)%	(3.4)%
Common equity portfolio	$(449.5)	$(440.9)	$(319.1)	$(316.5)	$(196.5)
% of portfolio	(19.3)%	(18.0)%	(12.6)%	(13.2)%	(8.3)%
% of shareholders’ equity	(9.1)%	(8.3)%	(5.8)%	(4.6)%	(2.9)%
Total portfolio	$(387.8)	$(470.0)	$(465.5)	$(337.1)	$(300.9)
% of portfolio	(2.7)%	(3.2)%	(2.9)%	(2.2)%	(2.0)%
% of shareholders’ equity	(7.9)%	(8.8)%	(8.5)%	(4.9)%	(4.4)%

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

The increase in the 66-day VaR from December 31, 2006 to December 31, 2007, primarily results from volatility in the market in 2007.

App.-A-61

The Progressive Corporation and Subsidiaries
Claims Payment Patterns
(unaudited)

The Progressive Group of Insurance Companies is primarily an insurer of automobiles and recreational vehicles owned by individuals, and trucks owned by small businesses. As such, our claims liabilities, by their very nature, are short in duration. Since our incurred losses consist of both payments and changes in the reserve estimates, it is important to understand our paid development patterns. The charts below show our personal auto claims payment patterns, reflecting both dollars and claims counts paid, for auto physical damage and bodily injury claims, as well as on a total auto basis. Since physical damage claims pay out so quickly, the chart is calibrated on a monthly basis, as compared to a quarterly basis for the bodily injury and total auto payments.

App.-A-62

Note: The above graphs are presented for our personal auto products on an accident period basis and are based on three years of actual experience for physical damage and nine years for bodily injury and total auto.

App.-A-63

The Progressive Corporation and Subsidiaries
Quarterly Financial and Common Share Data
(unaudited)

(millions - except per share amounts)

		Net Income		Stock Price[1]				Dividends
	Total		Per				Rate of	Declared
Quarter	Revenues	Total	Share[2]	High	Low	Close	Return[3]	Per Share[4]

2007
1	$3,686.8	$363.5	$.49	$24.75	$20.91	$21.82		$—
2	3,675.9	283.7	.39	25.16	21.55	23.93		2.0000
3	3,709.6	299.2	.42	24.10	18.88	19.41		—
4	3,614.5	236.1	.34	20.50	17.26	19.16		.1450

	$14,686.8	$1,182.5	$1.65	$25.16	$17.26	$19.16	(12.6)%	$2.1450

2006
1	$3,660.9	$436.6	$.55	$30.09	$25.25	$26.07		$.00750
2	3,707.9	400.4	.51	27.86	25.25	25.71		.00750
3	3,723.8	409.6	.53	25.84	22.18	24.54		.00875
4	3,693.8	400.9	.53	25.54	22.19	24.22		.00875

	$14,786.4	$1,647.5	$2.10	$30.09	$22.18	$24.22	(17.0)%	$.03250

2005
1	$3,491.8	$412.7	$.51	$23.12	$20.35	$22.94		$.00750
2	3,590.1	394.3	.49	25.22	21.88	24.70		.00750
3	3,622.5	305.3	.38	26.83	23.43	26.19		.00750
4	3,599.0	281.6	.35	31.23	25.76	29.20		.00750

	$14,303.4	$1,393.9	$1.74	$31.23	$20.35	$29.20	37.9%	$.03000

All per share amounts and stock prices were adjusted for the May 18, 2006, 4-for-1 stock split.

[1]	Prices as reported on the consolidated transaction reporting system. Progressive’s Common Shares are listed on the New York Stock Exchange under the symbol PGR.

[2]	Presented on a diluted basis. The sum may not equal the total because the average equivalent shares differ in the periods.

[3]	Represents annual rate of return, assuming dividend reinvestment, including the $2.00 per share extraordinary cash dividend paid in September 2007.

[4]	Progressive transitioned to an annual variable dividend policy beginning in 2007; the annual dividend of $.1450 per common share was declared by the Board of Directors in December 2007 and paid on January 31, 2008. In addition, in June 2007, Progressive’s Board declared an extraordinary cash dividend payable September 14, 2007 to shareholders of record at the close of business on August 31, 2007.

App.-A-64

The Progressive Corporation and Subsidiaries
Performance Graph
(unaudited)

The following performance graph compares the performance of Progressive’s Common Shares (“PGR”) to the Standard & Poor’s Index (“S&P Index”) and the Value Line Property/Casualty Industry Group (“P/C Group”) for the last five years.

Cumulative Five-Year Total Return*
PGR, S&P Index, P/C Group (Performance Results through 12/31/07)

Cumulative Total Return as of December 31 of each year
(assumes $100 was invested at the close of trading on December 31, 2002)

	2003	2004	2005	2006	2007

PGR	$168.75	$171.52	$236.38	$196.35	$171.54
S&P Index	128.69	142.69	149.70	173.34	182.86
P/C Group	126.49	141.36	156.80	179.48	218.55

*	Assumes reinvestment of dividends.

Source: Value Line, Inc.

App.-A-65

The Progressive Corporation and Subsidiaries
Net Premiums Written by State
(unaudited)

($ in millions)	2007		2006		2005		2004		2003

Florida	$1,656.9	12.0%	$1,811.5	12.8%	$1,774.2	12.7%	$1,522.6	11.4%	$1,338.2	11.2%
California	1,106.4	8.0	1,085.1	7.7	982.8	7.0	892.7	6.7	736.2	6.2
Texas	1,072.0	7.8	1,096.0	7.8	1,126.8	8.0	1,181.1	8.8	1,126.4	9.4
New York	847.9	6.2	930.6	6.6	968.8	6.9	935.7	7.0	808.3	6.8
Georgia	748.9	5.4	751.0	5.3	749.5	5.4	733.2	5.5	614.4	5.2
Ohio	655.9	4.8	693.7	4.9	736.0	5.3	754.2	5.6	712.1	6.0
Pennsylvania	610.5	4.4	642.1	4.5	659.1	4.7	634.4	4.7	589.3	4.9
All other	7,074.0	51.4	7,122.0	50.4	7,010.4	50.0	6,724.2	50.3	5,988.5	50.3

Total	$13,772.5	100.0%	$14,132.0	100.0%	$14,007.6	100.0%	$13,378.1	100.0%	$11,913.4	100.0%

App.-A-66

Directors

Charles A. Davis[3,5,6]Chief Executive Officer,
Stone Point Capital LLC
(private equity investing)

Stephen R. Hardis[1,2,5,6]Lead Director,
Axcelis Technologies, Inc.
(manufacturing)

Bernadine P. Healy, M.D.[1,6]Health Editor and Medical Columnist,
U.S. News & World Report
(publishing)

Jeffrey D. Kelly[2,4,6]Vice Chairman
and Chief Financial Officer,
National City Corporation
(commercial banking)

Abby F. Kohnstamm[6]President and Chief Executive Officer,
Abby F. Kohnstamm & Associates, Inc.
(marketing consulting)

Peter B. Lewis[2,4,6,7]Chairman of the Board

Norman S. Matthews[3,5,6]Consultant,
formerly President,
Federated Department Stores, Inc.
(retailing)

Patrick H. Nettles, Ph.D.[1,6]Executive Chairman,
Ciena Corporation
(telecommunications)

Glenn M. Renwick[2]President and Chief Executive Officer

Donald B. Shackelford[4,6]Chairman,
Fifth Third Bank, Central Ohio
(commercial banking)

Bradley T. Sheares, Ph.D.[3,6]formerly Chief Executive Officer,
Reliant Pharmaceuticals, Inc.
(pharmaceuticals)
[1]Audit Committee member
[2]Executive Committee member
[3]Compensation Committee member
[4]Investment and Capital
 Committee member
[5]Nominating and Governance
 Committee member
[6]Independent director
[7]Non-executive chairman

Corporate Officers	Other Executive Officers

Glenn M. Renwick
President and Chief Executive Officer

Brian C. Domeck
Vice President and Chief Financial Officer

Charles E. Jarrett
Vice President, Secretary
and Chief Legal Officer

Thomas A. King
Vice President and Treasurer

Jeffrey W. Basch
Vice President and Chief Accounting Officer

Peter B. Lewis
Chairman of the Board
(non-executive)

John A. Barbagallo
Commercial Lines Group President

William M. Cody
Chief Investment Officer

Susan Patricia Griffith
Chief Human Resource Officer

John P. Sauerland
Personal Lines Group President

Raymond M. Voelker
Chief Information Officer

App.-A-67

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

Accounting Complaint Procedure Any employee or other interested party with a complaint or concern regarding accounting, internal accounting controls or auditing matters relating to Progressive may report such complaint or concern directly to the Chairman of the Audit Committee, as follows: Stephen R. Hardis, Chairman of the Audit Committee, stephen_hardis@progressive.com.

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

Annual Meeting The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 18, 2008, at 10 a.m. eastern time. There were 3,851 shareholders of record on December 31, 2007.

Principal Office
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143
440-461-5000
progressive.com

24-Hour Claims Reporting and Customer Service

Private passenger autos, motorcycles and
	recreational vehicles	Commercial autos/trucks

To report a claim	1-800-274-4499	1-800-274-4499

For customer service
If you bought your policy through an independent agent or broker	1-800-925-2886 (1-800-300-3693 in California) progressiveagent.com	1-800-444-4487 progressivecommercial.com

If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-895-2886 progressivecommercial.com

Common Shares The Progressive Corporation’s common shares (symbol PGR) are traded on the New York Stock Exchange. Progressive currently has an annual variable dividend policy. We expect the Board to declare the next annual variable dividend in December 2008, with a record date in January 2009 and payment shortly thereafter.

A complete description of our annual variable dividend policy can be found at: progressive.com/dividend.

Corporate Governance Progressive’s Corporate Governance Guidelines and Board Committee Charters are available at: progressive.com/governance, or may be requested in print by writing to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143.

Charitable Contributions Progressive contributes annually to The Progressive Insurance Foundation, which provides: (i) financial support to the Insurance Institute for Highway Safety to further its work in reducing the human trauma and economic costs of auto accidents, and (ii) matching funds to eligible 501(c)(3) charitable organizations to which Progressive employees contribute.

App.-A-68

Counsel Baker & Hostetler LLP, Cleveland, Ohio

Transfer Agent and Registrar Registered Shareholders: If your Progressive shares are registered in your name, contact National City Bank regarding questions or changes to your account: National City Bank, Shareholder Services Operations Dept. 5352, P.O. Box 92301, Cleveland, Ohio 44193-0900. Phone: 1-800-622-6757 or e-mail: shareholder.inquiries@nationalcity.com.

Beneficial Shareholders:  If your Progressive shares are held in a brokerage or other financial institution account, contact your broker or financial institution directly regarding questions or changes to your account.

Shareholder/Investor Relations Progressive does not maintain a mailing list for distribution of shareholders’ reports. To view Progressive’s publicly filed documents, shareholders can access our Web site: progressive.com/sec. To view our earnings and other releases, access progressive.com/investors.

To request copies of Progressive’s publicly filed documents free of charge, write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, e-mail: investor_relations@progressive.com or call: 440-395-2258.

For financial-related information, call: 440-395-2222 or e-mail: investor_relations@progressive.com.

For all other Company information, call: 440-461-5000 or e-mail: webmaster@progressive.com.

Registered Trademarks Progressive® is a registered trademark. Net Promoter® is a registered trademark of Satmetrix Systems, Inc.

Online Annual Report and Proxy Statement Our 2007 Annual Report to Shareholders, in an interactive format, can be found at: progressive.com/annualreport.

We have also posted copies of our 2008 Proxy Statement and 2007 Annual Report to Shareholders, in a “PDF” format, at: progressiveproxy.com.

©2008 The Progressive Corporation

App.-A-69