Form 10-K, Exhibit 13
period 2008-12-31
PROGRESSIVE CORP/OH/
filed 2009-02-25
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION

2008 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries

Consolidated Statements of Income

For the years ended December 31,

(millions—except per share amounts)	2008	2007	2006
Revenues
Net premiums earned	$13,631.4	$13,877.4	$14,117.9
Investment income	637.7	680.8	647.8
Net realized gains (losses) on securities	(1,445.1)	106.3	(9.7)
Service revenues	16.1	22.3	30.4

Total revenues	12,840.1	14,686.8	14,786.4

Expenses
Losses and loss adjustment expenses	10,015.0	9,926.2	9,394.9
Policy acquisition costs	1,358.1	1,399.9	1,441.9
Other underwriting expenses	1,523.4	1,526.2	1,402.8
Investment expenses	8.8	12.4	11.9
Service expenses	20.4	20.5	24.4
Interest expense	136.7	108.6	77.3

Total expenses	13,062.4	12,993.8	12,353.2

Net Income (Loss)
Income (loss) before income taxes	(222.3)	1,693.0	2,433.2
Provision (benefit) for income taxes	(152.3)	510.5	785.7

Net income (loss)	$(70.0)	$1,182.5	$1,647.5

Computation of Earnings Per Share
Basic:
Average shares outstanding	668.0	710.4	774.3

Per share	$(.10)	$1.66	$2.13

Diluted:
Average shares outstanding	668.0	710.4	774.3
Net effect of dilutive stock-based compensation	5.9	8.1	9.5

Total equivalent shares	673.9	718.5	783.8

Per share[1]	$(.10)	$1.65	$2.10

[1]	For 2008, amount represents basic earnings per share since diluted earnings per share was antidilutive due to the net loss for the year.

See notes to consolidated financial statements.

App.-A-2

The Progressive Corporation and Subsidiaries

Consolidated Balance Sheets

December 31,

(millions)	2008	2007
Assets
Investments—Available-for-sale, at fair value:
Fixed maturities (amortized cost: $10,295.3 and $9,135.6)	$9,946.7	$9,184.9
Equity securities:
Nonredeemable preferred stocks (cost: $1,131.3 and $2,578.1)	1,150.0	2,270.3
Common equities (cost: $553.6 and $1,361.0)	727.8	2,327.5
Short-term investments (amortized cost: $1,153.6 and $382.4)	1,153.6	382.4

Total investments	12,978.1	14,165.1
Cash	2.9	5.8
Accrued investment income	125.7	142.1
Premiums receivable, net of allowance for doubtful accounts of $113.7 and $118.1	2,408.6	2,395.1
Reinsurance recoverables, including $44.0 and $47.6 on paid losses	288.5	335.1
Prepaid reinsurance premiums	62.4	69.8
Deferred acquisition costs	414.0	426.3
Income taxes	821.6	106.0
Property and equipment, net of accumulated depreciation of $653.6 and $605.7	997.1	1,000.4
Other assets	151.6	197.4

Total assets	$18,250.5	$18,843.1

Liabilities and Shareholders’ Equity
Unearned premiums	$4,175.9	$4,210.4
Loss and loss adjustment expense reserves	6,177.4	5,942.7
Accounts payable, accrued expenses, and other liabilities[1]	1,506.4	1,580.6
Debt[2]	2,175.5	2,173.9

Total liabilities	14,035.2	13,907.6

Common Shares, $1.00 par value (authorized 900.0; issued 797.9 and 798.1, including treasury shares of 121.4 and 117.9)	676.5	680.2
Paid-in capital	892.9	834.8
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on securities	(76.8)	465.0
Net unrealized gains on forecasted transactions	24.9	27.8
Retained earnings	2,697.8	2,927.7

Total shareholders’ equity	4,215.3	4,935.5

Total liabilities and shareholders’ equity	$18,250.5	$18,843.1

[1]	See Note 12 – Litigation and Note 13 – Commitments and Contingencies for further discussion.

[2]	Consists of long-term debt. See Note 4 – Debt for further discussion.

See notes to consolidated financial statements.

App.-A-3

The Progressive Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31,

(millions—except per share amounts)	2008		2007		2006
Retained Earnings
Balance, Beginning of year	$2,927.7		$4,646.9		$4,726.0
Net income (loss)	(70.0)	$(70.0)	1,182.5	$1,182.5	1,647.5	$1,647.5

Cash dividends declared on common shares ($0, $2.145, and $.0325 per share)	—		(1,507.6)		(25.0)
Treasury shares purchased[1]	(157.1)		(1,388.4)		(1,111.6)
Capitalization of stock split	—		—		(585.9)
Other, net[2]	(2.8)		(5.7)		(4.1)

Balance, End of year	$2,697.8		$2,927.7		$4,646.9

Accumulated Other Comprehensive Income (Loss), Net of Tax
Balance, Beginning of year	$492.8		$604.3		$398.7
Changes in:
Net unrealized gains (losses) on securities		(541.8)		(131.8)		206.7
Net unrealized gains on forecasted transactions		(2.9)		20.3		(1.1)

Other comprehensive income (loss)	(544.7)	(544.7)	(111.5)	(111.5)	205.6	205.6

Balance, End of year	$(51.9)		$492.8		$604.3

Comprehensive Income (Loss)		$(614.7)		$1,071.0		$1,853.1

Common Shares, $1.00 Par Value
Balance, Beginning of year	$680.2		$748.0		$197.3
Stock options exercised	3.5		3.4		3.7
Treasury shares purchased[1]	(9.9)		(72.9)		(39.1)
Restricted stock issued, net of forfeitures	2.7		1.7		.2
Capitalization of stock split	—		—		585.9

Balance, End of year	$676.5		$680.2		$748.0

Paid-In Capital
Balance, Beginning of year	$834.8		$847.4		$848.2
Stock options exercised	23.5		27.4		39.6
Tax benefits from exercise/vesting of stock-based compensation	11.1		15.5		38.8
Treasury shares purchased[1]	(12.4)		(87.1)		(63.8)
Restricted stock issued, net of forfeitures	(2.7)		(1.7)		(.2)
Amortization of stock-based compensation	35.1		28.0		27.8
SFAS 123(R) reclass[3]	—		—		(51.5)
Other[2]	3.5		5.3		8.5

Balance, End of year	$892.9		$834.8		$847.4

Unamortized Restricted Stock
Balance, Beginning of year	$—		$—		$(62.7)
SFAS 123(R) reclass[3]	—		—		62.7

Balance, End of year	$—		$—		$—

Total Shareholders’ Equity	$4,215.3		$4,935.5		$6,846.6

[1]

Progressive did not split its treasury shares in conjunction with the May 18, 2006, 4-for-1 stock split. In 2006, we repurchased 3,182,497 common shares prior to the stock split and 35,887,246 common shares subsequent to the stock split.

[2]	Primarily reflects activity associated with our deferred compensation and incentive plans.

[3]

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

App.-A-4

The Progressive Corporation and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31,

(millions)	2008	2007	2006
Cash Flows From Operating Activities
Net income (loss)	$(70.0)	$1,182.5	$1,647.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	99.1	106.9	103.4
Amortization of fixed-income securities	249.6	284.1	225.6
Amortization of stock-based compensation	34.5	26.5	27.6
Net realized (gains) losses on securities	1,445.1	(106.3)	9.7
Net loss on disposition of property and equipment	1.6	.4	.9
Changes in:
Premiums receivable	(13.5)	103.1	2.5
Reinsurance recoverables	46.6	98.7	(28.1)
Prepaid reinsurance premiums	7.4	19.7	14.2
Deferred acquisition costs	12.3	14.7	3.8
Income taxes	(423.8)	(30.3)	10.1
Unearned premiums	(34.5)	(124.6)	(.1)
Loss and loss adjustment expense reserves	234.7	217.7	64.7
Accounts payable, accrued expenses, and other liabilities	(101.2)	2.4	7.1
Other, net	61.3	(4.5)	(64.3)

Net cash provided by operating activities	1,549.2	1,791.0	2,024.6

Cash Flows From Investing Activities
Purchases:
Fixed maturities	(7,593.9)	(8,184.6)	(6,294.9)
Equity securities	(598.3)	(1,490.3)	(1,131.6)
Short-term investments—auction rate securities	(631.5)	(7,156.6)	(2,999.3)
Sales:
Fixed maturities	5,629.5	8,327.6	5,668.2
Equity securities	1,401.0	775.2	323.1
Short-term investments—auction rate securities	631.5	7,325.4	3,215.5
Maturities, paydowns, calls, and other:
Fixed maturities	505.5	557.9	686.1
Equity securities	34.9	10.7	223.5
Net sales (purchases) of short-term investments—other	(771.0)	30.0	(22.3)
Net unsettled security transactions	177.2	35.1	(116.6)
Purchases of property and equipment	(98.5)	(136.3)	(334.3)
Sale of property and equipment	1.1	2.0	15.4

Net cash provided by (used in) investing activities	(1,312.5)	96.1	(767.2)

Cash Flows From Financing Activities
Proceeds from exercise of stock options	27.0	30.8	43.3
Tax benefits from exercise/vesting of stock-based compensation	11.1	15.5	38.8
Proceeds from debt[1]	—	1,021.7	—
Payment of debt	—	—	(100.0)
Dividends paid to shareholders	(98.3)	(1,406.5)	(25.0)
Acquisition of treasury shares	(179.4)	(1,548.4)	(1,214.5)

Net cash used in financing activities	(239.6)	(1,886.9)	(1,257.4)

Increase (decrease) in cash	(2.9)	.2	—
Cash, Beginning of year	5.8	5.6	5.6

Cash, End of year	$2.9	$5.8	$5.6

[1]	Includes a $34.4 million pretax gain received upon closing a forecasted debt issuance hedge. See Note 4 – Debt for further discussion.

See notes to consolidated financial statements.

App.-A-5

The Progressive Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2008, 2007, and 2006

1.  REPORTING AND ACCOUNTING POLICIES

Nature of Operations  The Progressive Corporation, an insurance holding company formed in 1965, owned 58 subsidiaries and had 1 mutual insurance company affiliate as of December 31, 2008. Our insurance subsidiaries provide personal and commercial automobile insurance and other specialty property-casualty insurance and related services throughout the United States. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through both an independent insurance agency channel and a direct channel. Our Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses through both the independent agency and direct channels.

Basis of Consolidation and Reporting  The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries, and affiliate. All of the subsidiaries and the mutual company affiliate are wholly owned or controlled. We achieve control of our mutual company affiliate through a 100% reinsurance contract and a management service contract between a wholly-owned insurance subsidiary and such affiliate. All intercompany accounts and transactions are eliminated in consolidation.

Estimates  We are required to make estimates and assumptions when preparing our financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (GAAP). As estimates develop into fact (e.g., losses are paid), results may, and will likely, differ from those estimates.

Investments  Progressive’s fixed-maturity, equity securities, and short-term investments are accounted for on an available-for-sale basis. See Note 2 – Investments for the detailed composition of our investment portfolio.

Fixed-maturity securities include debt securities and redeemable preferred stocks, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of our asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs, or other economic factors. These securities are carried at fair value with the corresponding unrealized gains (losses), net of deferred income taxes, reported in accumulated other comprehensive income. Fair values are obtained from recognized pricing services or are quoted by market makers and dealers, with limited exceptions discussed in Note 3 – Fair Value.

Included in the fixed-maturity portfolio are asset-backed securities. The asset-backed securities are accounted for under the retrospective method, in general. Under the current accounting guidance, the prospective method is used primarily for interest-only, non-investment-grade asset-backed securities, and certain asset-backed securities with sub-prime loan exposure, where there is a greater risk of non-performance, or where it is possible the initial investment may not be substantially recovered. The retrospective method recalculates yield assumptions (based on changes in interest rates or cash flow expectations) historically to the inception of the investment, and applies the required adjustment, if any, to the cost basis, with the offset recorded to investment income. The prospective method requires a calculation of future expected repayments and resets the yield to allow for future period adjustments; no current period impact to investment income or the securities cost is made based on the cash flow update. Prepayment assumptions are based on market expectations and are updated at each periodic cash flow review period.

Equity securities include common stocks, nonredeemable preferred stocks, and other risk investments and are reported at quoted fair values. Changes in fair value of these securities, net of deferred income taxes, are reflected as unrealized gains (losses) in accumulated other comprehensive income. To the extent we hold any foreign equities or foreign currency hedges, any change in value due to exchange rate fluctuations would be limited by foreign currency hedges, if any, and would be recognized in income in the current period.

Short-term investments can include auction rate securities (i.e., certain municipal bonds and preferred stocks). Due to the nature of auction rate securities, these securities are classified as short-term based upon their expected auction date (generally 7-49 days) rather than on their contractual obligation (which are greater than one year at original issuance). In the event that an auction fails, the security may need to be reclassified from short-term. In addition to auction rate securities, short-term investments may include Eurodollar deposits, commercial paper, and other securities expected to mature within one year. Changes in fair value of these securities, net of deferred income taxes, are reflected as unrealized gains (losses) in accumulated other comprehensive income.

App.-A-6

Trading securities are securities bought principally for the purpose of sale in the near term. To the extent we have trading securities, changes in fair value would be recognized in income in the current period. Derivative instruments which may be used for trading purposes or classified as trading derivatives due to the characteristics of the transaction are discussed below.

Derivative instruments may include futures, options, forward positions, foreign currency forwards, interest rate swap agreements, and credit default swaps and may be used in the portfolio for general investment purposes or to hedge the exposure to:

¡	Changes in fair value of an asset or liability (fair value hedge);

¡	Foreign currency of an investment in a foreign operation (foreign currency hedge); or

¡	Variable cash flows of a forecasted transaction (cash flow hedge).

To the extent we have derivatives held or issued for general investment purposes, these derivative instruments are recognized as either assets or liabilities and measured at fair value with changes in fair value recognized in income as a component of net realized gains (losses) on securities during the period of change.

Derivatives designated as hedges are required to be evaluated on established criteria to determine the effectiveness of their correlation to, and ability to reduce the designated risk of, specific securities or transactions. Effectiveness is required to be reassessed regularly. Hedges that are deemed to be effective would be accounted for as follows:

¡	Fair value hedge: changes in fair value of the hedge, as well as the hedged item, would be recognized in income in the period of change while the hedge was in effect.

¡

Foreign currency hedge:  changes in fair value of the hedge, as well as the hedged item, would be reflected as a change in translation adjustment as part of accumulated other comprehensive income. Gains and losses on the foreign currency hedge would offset the foreign exchange gains and losses on the foreign investment as they are recognized into income.

¡

Cash flow hedge:  changes in fair value of the hedge would be reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction.

If a hedge is deemed to become ineffective and discontinued, the following accounting treatment would be applied:

¡

Fair value hedge:  the derivative instrument would continue to be adjusted through income, while the adjustment in the change in value of the hedged item would be reflected as a change in unrealized gains (losses) as part of accumulated other comprehensive income.

¡

Foreign currency hedge:  changes in the value of the hedged item would continue to be reflected as a change in translation adjustment as part of accumulated other comprehensive income, but the derivative instrument would be adjusted through income for the current period.

¡

Cash flow hedge:  changes in fair value of the derivative instrument would be reported in income for the current period (see Note 4 – Debt for discussion regarding a forecasted debt issuance hedge we held in 2007).

For all derivative positions, net cash requirements are limited to changes in fair values, which may vary based upon changes in interest rates, currency exchange rates, and other factors. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk. We have elected not to offset fair value amounts that arise from derivative positions with the same counterparty under a master netting arrangement.

Investment securities are exposed to various risks such as interest rate, market, credit, and liquidity risk. Fair values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the portfolio’s value in the near term. We continually monitor our portfolio for price changes, which might indicate potential impairments, and perform detailed reviews of securities with unrealized losses based on predetermined guidelines. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects, or other factors, or (ii) market-related factors, such as interest rates or equity market declines. When a security in our investment portfolio has an unrealized loss in fair value that is deemed to be other-than-temporary, we reduce the book value of such security to its current fair value, recognizing the decline as a realized loss in the income statement. Any future changes in fair value, either increases or decreases, are reflected as changes in unrealized gains (losses) as part of accumulated other comprehensive income.

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

Deferred Acquisition Costs  Deferred acquisition costs include commissions, premium taxes, and other variable underwriting and direct sales costs incurred in connection with writing business. These costs are deferred and amortized over the policy period in which the related premiums are earned. We consider anticipated investment income in determining the recoverability of these costs. Management believes that these costs will be fully recoverable in the near term. We do not defer any direct-response advertising costs.

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

Reinsurance  Our reinsurance transactions primarily include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures/Plans–“CAIP”) and premiums ceded to state-provided reinsurance facilities, for which we retain no loss indemnity risk (see Note 7 – Reinsurance for further discussion). We also cede a portion of the premiums in our non-auto programs to limit our exposure in those particular markets. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums written.

Income Taxes  The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are write-downs of investment securities determined to be other-than-temporarily impaired, net unrealized gains (losses) on securities, loss reserves, unearned premiums reserves, deferred acquisition costs, and non-deductible accruals. We review our deferred tax assets for recoverability. Although realization of the deferred tax asset is not assured, management believes it is more likely than not that the deferred tax asset will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes. See Note 5 –Income Taxes for further discussion.

Property and Equipment  Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is recognized over the estimated useful lives of the assets using accelerated methods for computer equipment and the straight-line method for all other fixed assets. The useful lives range from 3 to 4 years for computer equipment, 10 to 40 years for buildings and improvements, and 3 to 10 years for all other property and equipment. Land and buildings comprised 78% and 80% of total property and equipment at December 31, 2008 and 2007, respectively. Property and equipment include capitalized software developed or acquired for internal use. Total interest capitalized was $5.0 million in 2008 and $2.4 million in both 2007 and 2006, relating to construction projects and capitalized computer software costs.

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

Stock-Based Compensation  As of January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards 123 (revised 2004), “Share-Based Payment” (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, using the modified prospective method. As a result, our consolidated financial statements for the year ended December 31, 2006, reflected the effect of SFAS 123(R),

App.-A-8

including the reclassification of any unamortized restricted stock (i.e., unearned compensation) against paid-in capital for restricted stock awards accounted for as “equity awards” and against other liabilities for the restricted stock awards accounted for as “liability awards” (i.e., 2003 and 2004 restricted stock awards deferred pursuant to our deferred compensation plans).

Pursuant to the modified prospective application, we were required to expense the fair value at the grant date of our unvested outstanding stock options. No stock options have been granted after December 31, 2002. We did not incur any additional expense relating to currently outstanding stock options subsequent to 2006, since the final vesting date of stock options previously granted was January 1, 2007. Beginning in 2003, we began issuing restricted stock awards, both time-based and performance-based, as our form of equity compensation to key members of management and non-employee directors in lieu of stock options; our current equity compensation program does not contemplate the issuance of stock options. Compensation expense for restricted stock awards is recognized over the respective vesting periods. Beginning in 2007, the expense for restricted stock is representative of the effect on net income for future periods.

For the years ended December 31, 2008, 2007, and 2006 the pretax expense of our stock-based compensation was $34.5 million, $26.5 million, and $27.6 million, respectively, (tax benefit of $12.1 million, $9.3 million, and $9.7 million), of which $1.3 million of the 2006 expense related to our unvested outstanding stock options.

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

We record an estimate for expected forfeitures of restricted stock based on our historical forfeiture rates. In addition, we shorten the vesting periods of certain stock-based awards based on the “qualified retirement” provisions in our incentive compensation plans, under which (among other provisions) the vesting of 50% of outstanding time-based restricted stock awards will accelerate upon retirement if the participant is 55 years of age or older and satisfies certain years-of-service requirements. The cumulative effect of adopting these changes under SFAS 123(R) was not material to our financial condition, cash flows, or results of operations for the year ended December 31, 2006.

Earnings Per Share  Basic earnings per share are computed using the weighted average number of common shares outstanding, excluding both time-based and performance-based unvested restricted stock awards. Diluted earnings per share include common stock equivalents assumed outstanding during the period. Our common stock equivalents include stock options and time-based restricted stock awards accounted for as equity awards. In determining the denominator for our diluted earnings per share, we include the impact of pro forma deferred tax assets pursuant to the alternative transition method under SFAS 123(R) for purposes of calculating assumed proceeds under the treasury stock method. In periods where we report a net loss, the calculated diluted earnings per share is antidilutive, therefore, basic earnings per share is disclosed.

Supplemental Cash Flow Information  Cash includes only bank demand deposits. We paid income taxes of $258.0 million, $526.0 million, and $739.0 million in 2008, 2007, and 2006, respectively. Total interest paid was $144.7 million during 2008, $110.1 million during 2007, and $81.3 million during 2006. Non-cash activity includes declared but unpaid dividends, changes in the net unrealized gains (losses) on investment securities, and in 2006, the reclass of the liability for deferred restricted stock compensation due to the adoption of SFAS 123(R).

Progressive effected a 4-for-1 stock split in the form of a stock dividend to shareholders on May 18, 2006. We reflected the issuance of the additional common shares by transferring $585.9 million from retained earnings to the common stock account. All share, per share, and equivalent share amounts and stock prices were adjusted to give effect to the split. Treasury shares were not split.

App.-A-9

2.  INVESTMENTS

The composition of the investment portfolio at December 31 was:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Portfolio (at fair value)
2008
Fixed maturities:
U.S. government obligations	$3,565.7	$129.0	$(1.1)	$—	$3,693.6	28.5%
State and local government obligations	3,041.4	53.1	(90.1)	—	3,004.4	23.1
Foreign government obligations	16.2	.2	—	—	16.4	.1
Corporate debt securities	694.2	2.5	(54.4)	—	642.3	4.9
Asset-backed securities	2,590.6	2.4	(390.9)	—	2,202.1	17.0
Redeemable preferred stocks	387.2	8.7	(8.0)	—	387.9	3.0

Total fixed maturities	10,295.3	195.9	(544.5)	—	9,946.7	76.6
Short-term investments:
Other short-term investments	1,153.6	—	—	—	1,153.6	8.9
Nonredeemable preferred stocks	1,131.3	73.5	(17.3)	(37.5)	1,150.0	8.9

Total fixed income	12,580.2	269.4	(561.8)	(37.5)	12,250.3	94.4

Common equities	553.6	203.5	(29.3)	—	727.8	5.6

Total portfolio[2,3]	$13,133.8	$472.9	$(591.1)	$(37.5)	$12,978.1	100.0%

2007
Fixed maturities:
U.S. government obligations[4]	$1,166.7	$40.4	$—	$—	$1,207.1	8.5%
State and local government obligations	3,706.3	44.0	(5.2)	—	3,745.1	26.5
Foreign government obligations	29.9	.3	—	—	30.2	.2
Corporate debt securities	1,075.0	12.1	(8.7)	—	1,078.4	7.6
Asset-backed securities	2,503.6	35.9	(27.9)	—	2,511.6	17.7
Redeemable preferred stocks	654.1	4.4	(46.0)	—	612.5	4.3

Total fixed maturities	9,135.6	137.1	(87.8)	—	9,184.9	64.8
Short-term investments:
Other short-term investments	382.4	—	—	—	382.4	2.7
Nonredeemable preferred stocks	2,578.1	6.0	(306.4)	(7.4)	2,270.3	16.0

Total fixed income	12,096.1	143.1	(394.2)	(7.4)	11,837.6	83.5

Common equities	1,361.0	986.8	(20.3)	—	2,327.5	16.5

Total portfolio[2,3]	$13,457.1	$1,129.9	$(414.5)	$(7.4)	$14,165.1	100.0%

[1]	Represents net holding period gains (losses) on certain hybrid securities (discussed below).

[2]	At December 31, 2008 and 2007, we had $254.2 million and $77.0 million of unsettled security transactions (offset in other liabilities), respectively.

[3]

December 31, 2008 and 2007 totals include $1.0 billion and $2.1 billion, respectively, of securities in the portfolio of a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

[4]

Balance at December 31, 2007 includes $34.1 million of collateral in the form of Treasury Notes delivered to a counterparty on an open derivative position; the position was closed in 2008. See the Derivative Instruments section below for further discussion.

Our fixed-maturity securities include debt securities and redeemable preferred stocks. Our nonredeemable preferred stock portfolio includes perpetual preferred stocks that have call features with fixed-rate coupons, whereby the change in value of the call features is a component of the overall change in value of the preferred stocks (i.e., hybrid securities). At December 31, 2008 and 2007, our nonredeemable preferred stock portfolio included $53.0 million and $81.1 million in fair value, respectively, of such hybrid securities. Short-term investments can include auction rate securities (i.e., certain municipal bonds and preferred stocks); we held no auction rate securities at December 31, 2008 or 2007. Our other short-term investments include Eurodollar deposits, commercial paper, and other investments which are expected to mature within one year. Common equities include common stocks and other risk investments (i.e., private equity investments and limited partnership interests in private equity and mezzanine funds).

App.-A-10

Our securities are reported at fair value, with the changes in fair value of these securities (other than hybrid securities and derivative instruments) reported as a component of accumulated other comprehensive income, net of deferred income taxes. See Note 11 – Other Comprehensive Income (Loss) for changes in net unrealized gains (losses) during the period. The change in fair value of the hybrid securities and derivative instruments is recorded as a component of net realized gains (losses) on securities.

At December 31, 2008, bonds in the principal amount of $131.3 million were on deposit to meet state insurance regulatory and/or rating agency requirements. We did not have any securities of any one issuer with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2008 or 2007. At December 31, 2008, we had fixed-maturity securities with a fair value of $1.1 million that were non-income producing during the preceding 12 months.

Net Investment Income  The components of net investment income for the years ended December 31 were:

(millions)	2008	2007	2006
Fixed maturities	$438.4	$478.6	$481.7
Nonredeemable preferred stocks	144.5	126.9	84.4
Common equities	38.9	46.2	43.1
Short-term investments:
Auction rate municipal obligations	1.4	2.6	1.8
Auction rate preferred stocks	—	.8	5.8
Other short-term investments	14.5	25.7	31.0

Investment income	637.7	680.8	647.8
Investment expenses	(8.8)	(12.4)	(11.9)

Net investment income	$628.9	$668.4	$635.9

App.-A-11

Net Realized Gains (Losses)  The components of net realized gains (losses) on securities for the years ended December 31 were:

(millions)	2008	2007	2006
Gross realized gains on security sales
Fixed maturities	$266.0	$113.3	$37.9
Nonredeemable preferred stocks[1]	11.6	2.1	.6
Common equities	320.7	55.4	24.7
Short-term investments:
Auction rate municipal obligations	—	.1	.1

Subtotal	598.3	170.9	63.3

Gross realized losses on securities sales
Fixed maturities	(17.4)	(21.7)	(60.9)
Nonredeemable preferred stocks[1]	(541.8)	(2.2)	(11.1)
Common equities	(179.3)	(33.4)	(8.8)
Short-term investments:
Auction rate municipal obligations	—	—	(.1)
Auction rate preferred stocks	—	—	(.2)

Subtotal	(738.5)	(57.3)	(81.1)

Net realized gains (losses) on security sales
Fixed maturities	248.6	91.6	(23.0)
Nonredeemable preferred stocks[1]	(530.2)	(.1)	(10.5)
Common equities	141.4	22.0	15.9
Short-term investments:
Auction rate municipal obligations	—	.1	—
Auction rate preferred stocks	—	—	(.2)

Subtotal	(140.2)	113.6	(17.8)

Other-than-temporary impairment losses[2]
Fixed maturities	(408.8)	(1.9)	(1.5)
Nonredeemable preferred stocks	(941.3)	(17.4)	—
Common equities	(43.0)	(.3)	(.4)

Subtotal	(1,393.1)	(19.6)	(1.9)

Net holding period gains (losses)
Hybrid preferred stocks	(73.6)	(7.4)	—
Derivatives	161.8	19.7	10.0

Subtotal	88.2	12.3	10.0

Total net realized gains (losses) on securities	$(1,445.1)	$106.3	$(9.7)

[1]	Excludes gross holding period gains (losses) on hybrid securities.

[2]	Amounts represent write-downs for securities held at December 31 of each year.

Gross realized gains and losses were the result of customary investment sales transactions in our fixed-income portfolio, affected by movements in credit spreads and interest rates, sales of our common stock to reduce our risk exposure, rebalancing of our equity-indexed portfolio, and holding period valuation changes on derivatives. In addition, in 2007, gains and losses also reflected the sale of securities to fund our $1.4 billion extraordinary dividend payment in September 2007. Also included are write-downs for securities determined to be other-than-temporarily impaired in our fixed-maturity and/or equity portfolios. These write-downs were the result of fundamental matters related to either specific issues or issuers and/or the significant decline in the credit and mortgage-related market, and were taken because we were unable to objectively determine that these securities would substantially recover in the near term. For our preferred stocks, we elected to use an equity model for assessing other-than-temporary impairments because our preferred stocks have both equity- and debt-like characteristics and are currently trading similar to equity instruments, despite recent guidance issued by the SEC that the use of a debt model would be permitted. In assessing the need to record a valuation allowance for tax purposes against the deferred benefit associated with losses on these securities, we have considered the debt-like features of these securities in predicting longer-term recovery. See Note 5 – Income Taxes for further discussion. During 2006 we held no hybrid preferred securities.

App.-A-12

Gross Unrealized Losses  The components of gross unrealized losses at December 31 were:

	Total Fair Value	Unrealized Losses
(millions)		Total	Less than 12 months	12 months or greater[1]
2008
Fixed maturities	$4,030.5	$(544.5)	$(219.9)	$(324.6)
Nonredeemable preferred stocks	437.6	(17.3)	(13.2)	(4.1)
Common equities	123.2	(29.3)	(26.5)	(2.8)

Total	$4,591.3	$(591.1)	$(259.6)	$(331.5)

2007
Fixed maturities	$2,509.3	$(87.8)	$(51.4)	$(36.4)
Nonredeemable preferred stocks	1,975.3	(306.4)	(245.3)	(61.1)
Common equities	160.5	(20.3)	(18.3)	(2.0)

Total	$4,645.1	$(414.5)	$(315.0)	$(99.5)

[1]	The fair value for securities in an unrealized loss position for 12 months or greater was $2,149.5 million at December 31, 2008 and $2,038.9 million at December 31, 2007.

We have the intent and ability to hold the fixed-maturity securities and nonredeemable preferred stocks, and will do so, as long as the securities continue to remain consistent with our investment strategy. Of the $591.1 million of gross unrealized losses at December 31, 2008, approximately 90% are within our fixed-maturities portfolio and 70% of that is within the asset-backed securities sector. The significant decline in value occurred during the fourth quarter 2008 as credit spreads in residential and commercial mortgage-backed products widened considerably.

Within our asset-backed portfolio are residential loan-backed securities and commercial mortgage-backed securities. The residential loan-backed securities are comprised primarily of seasoned loans with an average duration of 1.5 years and an average AAA- credit rating. We continue to collect our periodic principal and interest on these securities.

Our commercial mortgage-backed portfolio has an average duration of 2.2 years and an overall average credit rating of AA+. Approximately 88% of the portfolio is rated A or higher and were predominantly originated prior to 2005, which is when financing requirements were more conservative. Our largest exposure to non-investment-grade quality commercial mortgage-backed securities is within those securities that originated in 2006/2007 that are invested in a single borrower exposure that we believe is of stronger underlying credit than other non-investment-grade instruments marketed during those years. Our commercial mortgage-backed securities continue to receive periodic interest and principal streams.

Lastly, our commercial mortgage-backed interest-only securities are predominantly (91%) planned amortization based, a class structured with prepayment risk protection and a primary payment schedule within the deal, as long as designated prepayment expectations remain intact. These securities are AAA rated, with the exception of one security, and have an average duration of 1.5 years, and we continue to receive our periodic income streams.

We may retain the common stocks to maintain correlation to the Russell 1000 Index as long as the portfolio and index correlation remain similar. If our strategy was to change and these securities were determined to be other-than-temporarily impaired, we would recognize a write-down in accordance with our stated policy.

Trading Securities  At December 31, 2008 and 2007, we did not hold any trading securities. We did not have any net realized gains (losses) on trading securities for the years ended December 31, 2008, 2007, and 2006.

Derivative Instruments  We invest in the following derivative exposures at various times: interest rate swaps; asset-backed credit default swaps; U.S. corporate debt and corporate debt indexed credit default swaps; and forecasted hedges.

Pursuant to FASB Staff Position (“FSP”) FIN 39-1, “Amendment of FASB Interpretation No. 39,” a reporting entity that is a party to a master netting agreement is permitted to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. We have elected to not offset fair value amounts that arise from derivative positions with the same counterparty under a master netting arrangement as permitted by this standard.

App.-A-13

For all derivative positions discussed below, realized holding period gains and losses are netted with any upfront cash that may be exchanged under the contract to determine if the net position should be classified either as an asset or liability. To be reported as a component of the available-for-sale portfolio, the inception-to-date realized gain on the derivative position at period end would have to exceed any upfront cash received (net derivative asset). On the other hand, a net derivative liability would include any inception-to-date realized loss plus the amount of upfront cash received (or netted, if upfront cash was paid) and would be reported as a component of other liabilities. These net derivative assets/liabilities are not separately disclosed on the balance sheet due to the immaterial effect on our financial condition, cash flows, and results of operations.

For 2008, we early adopted SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities,” which required additional disclosures regarding the derivative instruments held at December 31, 2008, classified by whether the instrument affected the balance sheet or income statement and the primary risk exposure the entity intends to manage with the derivative instrument; comparable data for prior years was not required upon adoption. The following table shows the status of our derivative instruments at, and for the year ended, December 31, 2008, as applicable.

		Balance Sheet		Income Statement
(millions) Derivatives designated as:	Purpose	Classification	Fair Value	Net Realized Gains (Losses) on Securities
Hedging instruments
Foreign currency cash flow hedge ($8.0 million notional value)	Forecasted transaction	Accumulated other comprehensive income	$.2	$—

Non-hedging instruments
Assets:
Interest rate swaps ($1.8 billion notional value)	Manage interest rate risk	Investments - fixed maturities	96.3	104.3

Liabilities:
Corporate credit default swaps ($25 million notional value)	Manage credit risk	Other liabilities	(.5)	(.7)

Closed:
Interest rate swaps	Manage interest rate risk	—	—	57.1
Corporate credit default swaps	Manage credit risk	—	—	20.8
Asset-backed credit default swaps	General portfolio investing	—	—	(19.7)

Total			$96.0	$161.8

FORECASTED HEDGES

During the fourth quarter 2008, we entered into a cash flow hedge of forecasted foreign currency transactions. The hedge was designated as, and qualified for, cash flow hedge accounting treatment. We will defer the pretax gain or loss on this hedge and report the amount in accumulated other comprehensive income. The gain or loss on the contract will be amortized over the period during which foreign denominated expenses occur, which is expected to begin in the second half of 2009.

During the second quarter 2007, we entered into a forecasted debt issuance hedge against a possible rise in interest rates in anticipation of issuing $1 billion of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “Debentures”). The hedge was designated as, and qualified for, cash flow hedge accounting treatment. Upon issuance of the Debentures, the hedge was closed, and we recognized a pretax gain of $34.4 million, which is recorded as part of accumulated other comprehensive income. The $34.4 million gain is deferred and is being recognized as an adjustment to interest expense over the 10-year fixed interest rate term of the Debentures. During 2008 and 2007, we recognized $2.6 million and $1.3 million, respectively, as an adjustment to interest expense.

INTEREST RATE SWAPS

During the year ended December 31, 2008, we invested in interest rate swap positions primarily to manage the fixed-income portfolio duration; all of the open positions were entered into during 2008. As of December 31, 2008 and 2007, we had received $79.6 million and $44.4 million, respectively, in cash collateral from the counterparty on our then open interest rate swap positions, which was invested in short-term securities. At December 31, 2007, our net realized gains on interest rate swaps were $53.1 million. We had no interest rate swaps in 2006.

CORPORATE CREDIT DEFAULT SWAPS

During 2008, we opened positions on ten different corporate issuers within the financial services sector where we bought credit default protection in the form of credit default swaps for 3-year and 5-year time horizons. We purchased protection to reduce our

App.-A-14

overall financial service sector exposure given the heightened risk in the financial markets and our exposure to preferred stocks within the financial sector. By the end of 2008, we closed positions on nine of the ten different corporate issuers due to the government funding of these issuers.

During the year ended December 31, 2007, we opened and closed positions where we bought credit default protection in the form of credit default swaps on a corporate non-investment-grade index, and we closed positions where we bought credit default swaps on an investment-grade index, which we also held in 2006. During the year ended December 31, 2006, we closed positions where we sold credit default protection in the form of credit default swaps on the debt issuances of several issuers. These positions were matched with Treasury Notes that had equivalent principal and maturities to replicate cash bond positions. For each of the years ended December 31, 2007 and 2006, our net realized gains were $10.0 million.

ASSET-BACKED CREDIT DEFAULT SWAPS

During the years ended December 31, 2008 and 2007, we held a position for which we sold credit protection in the form of a credit default swap comprised of a basket of 20 asset-backed bonds supported by sub-prime mortgage loans. We covered the credit default swap’s notional exposure by acquiring U.S. Treasury Notes of equal maturity and principal amount and reducing our overall exposure with any upfront cash received. At the end of 2006, we had minimal sub-prime mortgage exposure. As prices of mortgage-backed securities fell in 2007, we decided to increase our exposure by selling protection on this index. In 2008, the price of the index declined. During the fourth quarter 2008, we closed our entire asset-backed credit default swap position. As a result, we did not have any collateral deliveries related to this position outstanding at December 31, 2008, compared to $44.8 million of delivered collateral ($34.1 million of U.S. Treasury Notes and $10.7 million of cash) at December 31, 2007. At December 31, 2007, our realized loss, net of gains on the Treasury Notes for all asset-backed credit default swaps, was $43.4 million. We held no asset-backed credit default swap position during 2006.

Fixed Maturities  The composition of fixed maturities by maturity at December 31, 2008, was:

(millions)	Cost	Fair Value
Less than one year	$831.9	$785.2
One to five years	7,539.1	7,301.3
Five to ten years	1,765.4	1,716.7
Ten years or greater	62.6	47.2

Total	$10,199.0	$9,850.4

The table above excludes $96.3 million of gains on open interest rate swap positions.

Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities which do not have a single maturity date are reported at expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

3.  FAIR VALUE

In the first quarter 2008, we adopted SFAS 157, “Fair Value Measurements,” which became effective on January 1, 2008. SFAS 157, which applies to financial assets and liabilities, establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements. Adopting this statement has not had an effect on our financial condition, cash flows, or results of operations.

In accordance with SFAS 157, we have categorized our financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

•	Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. Government securities and active exchange-traded equity securities).

•

Level 2:  Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain corporate and municipal bonds and certain preferred stocks). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

App.-A-15

•

Level 3:  Inputs that are unobservable. Unobservable inputs reflect the reporting entity’s subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

The composition of the investment portfolio as of December 31 was:

	2008
(millions)	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value	Total Fair Value	Cost
Fixed maturities	$3,705.7	$6,131.4	$109.6	$9,946.7	$10,295.3
Nonredeemable preferred stocks	477.2	560.5	112.3	1,150.0	1,131.3
Common equities	714.3	—	13.5	727.8	553.6

	$4,897.2	$6,691.9	$235.4	11,824.5	11,980.2

Other short-term investments[2]				1,153.6	1,153.6

Total portfolio				$12,978.1	$13,133.8

Debt[3]				$1,581.6	$2,175.5

	2007[1]
				Total Fair Value	Cost
Fixed maturities				$9,184.9	$9,135.6
Nonredeemable preferred stocks				2,270.3	2,578.1
Common equities				2,327.5	1,361.0

				13,782.7	13,074.7
Other short-term investments[2]				382.4	382.4

Total portfolio				$14,165.1	$13,457.1

Debt[3]				$2,176.6	$2,173.9

1SFAS 157 was not effective until 2008; therefore, 2007 fair value was not required to be broken out by hierarchy level.

[2]	These securities are not subject to fair value measurement since they mature within six months; therefore, we report these securities at cost, which approximates fair value.

[3]	Debt is not subject to measurement at fair value in the consolidated Balance Sheets; therefore, it is not broken out by hierarchy level. Fair values are obtained from publicly quoted sources.

Our portfolio valuations classified as either Level 1 or Level 2 in the above table are priced exclusively by external sources, including: pricing vendors, dealers/market makers, and exchange quoted prices. With limited exceptions, our Level 3 securities are also priced externally; however, due to several factors (e.g., nature of the securities, level of activity, lack of similar securities trading to obtain observable market level inputs), we feel these valuations are more subjective in nature. Certain private equity investments and fixed-income investments included in the Level 3 securities may be valued using external pricing supplemented by internal review and analysis. At December 31, 2008, one private equity security with an aggregate value of $10.2 million was priced internally.

Vendor quoted prices represent approximately 74% of our Level 1 classifications and almost 97% of our Level 2 classifications. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on an active exchange. We reviewed independent documentation detailing the pricing techniques, models, and methodologies used by these pricing vendors and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. We continue to monitor any changes or modifications to their process due to the recent market events. During 2008, and more specifically, in the fourth quarter, we reviewed each sector for transaction volumes to determine if sufficient liquidity and activity existed. We determined that, while overall activity or liquidity is below historical averages, sufficient activity and liquidity existed to provide a source for market level valuations.

Broker quoted prices represent the remaining 3% of the Level 2 classification. We typically use broker/dealers because the security issue we hold is not widely held or frequently traded and thus is not serviced by the pricing vendors. We reviewed independent documentation detailing the pricing techniques, models, and methodologies used by broker/dealers and determined that they used the same pricing techniques as the external vendor pricing sources discussed above. The broker/dealers contain back office pricing desks, separate from the day-to-day traders that buy and sell the securities. This process creates uniformity in pricing when they quote externally to their various customers. The broker/dealer valuations are quoted in terms of spreads to various indices and the spreads are based off recent transactions adjusted for movements since the last trade or based off similar

App.-A-16

characteristic securities currently trading in the market. These quotes are not considered binding offers to transact. We will, from time to time, obtain more than one broker quote for a security, when we feel it is necessary. In addition, from time to time, we will receive a broker/dealer quote for those securities priced by vendors as further evaluation of market price. We believe this additional step ensures we are reporting the most representative price.

When we feel it is necessary to challenge a quote from either a pricing vendor or broker/dealer by using additional estimates to augment those external prices, we review these assumptions and to the extent those estimates are determined to not contain sufficient observable market information, we will reclassify the affected security valuations to Level 3.

During each valuation period, we create internal estimations of portfolio valuation (performance returns), based on current market-related activity (i.e., interest rate and credit spread movements and other credit-related factors) within each major sector of our portfolio. We compare our internally generated portfolio results with those generated based on quotes we received externally and research material valuation differences.

Based on the criteria described above, we believe that the current level classifications are appropriate based on the valuation techniques used and that our fair values accurately reflect current market assumptions in the aggregate.

The following table provides a summary of changes in fair value associated with Level 3 assets for the year ended December 31, 2008:

	Level 3 Fair Value
(millions)	Fixed Maturities	Nonredeemable Preferred Stocks	Common Equities	Total
Fair value at December 31, 2007	$119.4	$115.6	$13.7	$248.7
Calls/maturities/paydowns	(7.1)	—	(.9)	(8.0)
Sales	(14.3)	—	—	(14.3)
Realized (gains) losses	.5	—	—	.5
Change in valuation	(35.2)	(3.3)	.7	(37.8)
Transfers in (out)[1]	46.3	—	—	46.3

Fair value at December 31, 2008	$109.6	$112.3	$13.5	$235.4

[1]	Represents movement between the fair value hierarchy levels during 2008, reflecting changes in the inputs used to measure fair value during the period.

There were no purchases associated with the Level 3 securities during 2008.

Additional information about specific valuation techniques and related fair value detail is provided in Note 1 – Reporting and Accounting Policies, Note 2 – Investments, and Note 4 – Debt.

4.  DEBT

Debt at December 31 consisted of:

	2008		2007
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
6.375% Senior Notes due 2012 (issued: $350.0, December 2001)	$348.9	$355.3	$348.6	$367.8
7% Notes due 2013 (issued: $150.0, October 1993)	149.3	154.3	149.2	162.9
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	294.6	272.0	294.4	311.8
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	394.0	350.0	393.9	397.6
6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (issued: $1,000.0, June 2007)	988.7	450.0	987.8	936.5

Total	$2,175.5	$1,581.6	$2,173.9	$2,176.6

All of the outstanding debt is held by The Progressive Corporation. Debt includes amounts we have borrowed and contributed to the capital of our insurance subsidiaries or used for other business purposes. Fair values are obtained from publicly quoted sources. There are no restrictive financial covenants or credit rating triggers on our debt.

Interest on all debt is payable semiannually at the stated rates. However, the 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “Debentures”) will only bear interest at this fixed annual rate through, but excluding, June 15, 2017.

App.-A-17

Thereafter, the Debentures will bear interest at a rate equal to the three-month LIBOR plus 2.0175%, and the interest will be payable quarterly. In addition, subject to certain conditions, we have the right to defer the payment of interest on the Debentures for one or more periods not exceeding ten consecutive years each. During any such deferral period, among other conditions, interest would continue to accrue, including interest on the deferred interest, and we generally would not be able to declare or pay any dividends on, or repurchase any of, our common shares.

Except for the Debentures, all principal is due at the maturity stated in the table above. The Debentures will become due on June 15, 2037, the scheduled maturity date, but only to the extent that we have received sufficient net proceeds from the sale of certain qualifying capital securities. We must use our commercially reasonable efforts, subject to certain market disruption events, to sell enough qualifying capital securities to permit repayment of the Debentures in full on the scheduled maturity date or, if sufficient proceeds are not realized from the sale of such qualifying capital securities by such date, on each interest payment date thereafter. Any remaining outstanding principal will be due on June 15, 2067, the final maturity date.

The 7% Notes are noncallable. The 6.375% Senior Notes, the 6 5/8% Senior Notes, and the 6.25% Senior Notes (collectively, “Senior Notes”) may be redeemed in whole or in part at any time, at our option, subject to a “make-whole” provision. Subject to the Replacement Capital Covenant discussed below, the Debentures may be redeemed, in whole or in part, at any time: (a) prior to June 15, 2017, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures being redeemed, or (ii) a “make-whole” amount, in each case plus any accrued and unpaid interest; or (b) on or after June 15, 2017, at a redemption price equal to 100% of the principal amount of the Debentures being redeemed, plus any accrued and unpaid interest. In connection with the issuance of the Debentures, we entered into a Replacement Capital Covenant in which we agreed, for the benefit of the holders of a senior debt security, that we will not repay, redeem, defease, or purchase all or part of the Debentures before June 15, 2047, unless, subject to certain limitations, we have received proceeds from the sale of certain replacement capital securities, as defined in the Replacement Capital Covenant.

Prior to issuance of the Senior Notes and Debentures, we entered into forecasted debt issuance hedges against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed. At that time, we recognized, as part of accumulated other comprehensive income, unrealized gains (losses) of $18.4 million, $(4.2) million, $5.1 million, and $34.4 million associated with the 6.375% Senior Notes, the 6 5/8% Senior Notes, the 6.25% Senior Notes, and the Debentures, respectively. The gains (losses) on these hedges are deferred and are being recognized as adjustments to interest expense over the life of the related debt issuances for the Senior Notes, and over the 10-year fixed interest rate term for the Debentures.

On December 31, 2008, we entered into a 364-Day Secured Liquidity Credit Facility Agreement with National City Bank (NCB). Under this agreement, we may borrow up to $125 million, which may be increased to $150 million at our request but subject to NCB’s discretion. The purpose of the credit facility is to provide liquidity in the event of disruptions in our cash management operations, such as disruptions in the financial markets, that affect our ability to transfer or receive funds. We may borrow funds, on a revolving basis, either in the form of Eurodollar Loans or Base Rate Loans. Eurodollar Loans will bear interest at one-, two-, three-, or six-month LIBOR (as selected by us) plus 25 basis points for the selected period. Base Rate Loans will bear daily interest at the greater of (a) NCB’s prime rate for such day, (b) the federal funds effective rate for such day plus 1/2% per annum, and (c) one-month LIBOR plus 2% per annum. Any borrowings under this agreement will be secured by a lien on certain marketable securities held in our investment portfolio. A one-time facility fee of $12,500 was paid as consideration for this revolving agreement. In addition, we deposited $125 million into an FDIC-insured deposit account at NCB in January 2009, to provide us with additional cash availability in the event of such a disruption to our cash management operations. Our access to these funds is unrestricted. However, if we withdraw funds from this account for any reason other than in connection with such a disruption in our cash management operations, the availability of borrowings under the NCB credit facility will be reduced on a dollar-for-dollar basis until such time as we replenish the funds to the deposit account. There are no rating triggers under the credit agreement. The credit facility will expire on December 31, 2009, unless earlier terminated according to its terms. We had no borrowings under this arrangement in 2008.

The revolving credit facility agreement discussed above replaced an uncommitted line of credit with NCB in the principal amount of $125 million. Under this terminated agreement, no commitment fees were required to be paid and there were no rating triggers. Interest on amounts borrowed would have generally accrued at the one-month LIBOR plus .375%. We had no borrowings under this arrangement during 2008, 2007, or 2006.

Aggregate principal payments on debt outstanding at December 31, 2008, are $0 for 2009, 2010, and 2011, $350.0 million for 2012, $150.0 million for 2013, and $1.7 billion thereafter.

App.-A-18

5.  INCOME TAXES

The components of our income tax provision (benefit) were as follows:

(millions)	2008	2007	2006
Current tax provision	$255.4	$503.7	$798.6
Deferred tax expense (benefit)	(407.7)	6.8	(12.9)

Total income tax provision (benefit)	$(152.3)	$510.5	$785.7

The provision (benefit) for income taxes in the accompanying consolidated statements of income differed from the statutory rate as follows:

($ in millions)	2008		2007		2006
Income (loss) before income taxes	$(222.3)		$1,693.0		$2,433.2

Tax at statutory rate	$(77.8)	35%	$592.6	35%	$851.6	35%
Tax effect of:
Exempt interest income	(38.7)	17	(40.3)	(3)	(35.9)	(2)
Dividends received deduction	(35.0)	16	(35.4)	(2)	(27.2)	(1)
Other items, net	(.8)	—	(6.4)	—	(2.8)	—

Total income tax provision (benefit)	$(152.3)	68%	$510.5	30%	$785.7	32%

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2008 and 2007, the components of the net deferred tax assets were as follows:

(millions)	2008	2007
Deferred tax assets:
Unearned premiums reserve	$291.4	$293.2
Non-deductible accruals	150.0	149.7
Loss reserves	117.9	121.7
Write-downs on securities	478.4	12.7
Net unrealized losses on securities	41.4	—
Derivative instruments	—	.4
Other	10.0	5.3
Deferred tax liabilities:
Deferred acquisition costs	(144.9)	(149.2)
Net unrealized gains on securities	—	(250.4)
Hedges on forecasted transactions	(13.4)	(15.0)
Depreciable assets	(96.1)	(63.7)
Derivative instruments	(23.8)	—
Other	(17.6)	(12.5)

Net deferred tax assets	793.3	92.2
Net income taxes recoverable	28.3	13.8

Income taxes	$821.6	$106.0

Progressive generated a capital loss carryforward of $24.4 million in 2008 that will expire on December 31, 2013.

The increase in our net deferred tax asset during the year is primarily due to write-downs on securities during the year that have not yet been recognized for tax purposes, as well as net unrealized losses. Although realization of the deferred tax asset is not assured, management believes that in holding these securities to substantial recovery it is more likely than not that the deferred tax asset will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.

We have not recorded any unrecognized tax benefits, or any related interest and penalties, as of December 31, 2008 or December 31, 2007. We recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense.

App.-A-19

The statute of limitations remains open with respect to our federal income tax returns for tax years 2004 and later. For tax years 2004-2006, all audit fieldwork has been completed and all adjustments agreed to. There was one issue raised during the audit which we could not reach agreement on, so this issue was taken to the Office of Appeals. We received an Appeals settlement, which includes the 2007 tax year, on this issue, but are awaiting the approval of the Joint Committee on Taxation.

For 2007 and 2008, we have entered into the Compliance Assurance Program (CAP). Under CAP, the IRS begins its examination process for the tax year before the tax return is filed, by examining significant transactions and events as they occur. The goal of the CAP program is to expedite the exam process and to reduce the level of uncertainty regarding a taxpayer’s tax filing positions.

The 2007 CAP audit has been completed and our tax return has been accepted as filed, pending the Joint Committee’s approval of our Appeals settlement, discussed above.

Fieldwork on the 2008 CAP audit began during the fourth quarter 2008. No issues have been raised to date.

6.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Activity in the loss and loss adjustment expense reserves is summarized as follows:

(millions)	2008	2007	2006
Balance at January 1	$5,942.7	$5,725.0	$5,660.3
Less reinsurance recoverables on unpaid losses	287.5	361.4	347.2

Net balance at January 1	5,655.2	5,363.6	5,313.1

Incurred related to:
Current year	9,981.8	9,845.9	9,641.8
Prior years	33.2	80.3	(246.9)

Total incurred	10,015.0	9,926.2	9,394.9

Paid related to:
Current year	6,700.4	6,737.2	6,682.3
Prior years	3,036.9	2,897.4	2,662.1

Total paid	9,737.3	9,634.6	9,344.4

Net balance at December 31	5,932.9	5,655.2	5,363.6
Plus reinsurance recoverables on unpaid losses	244.5	287.5	361.4

Balance at December 31	$6,177.4	$5,942.7	$5,725.0

Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while sustaining minimal variation from the date that the reserves are initially established until losses are fully developed. Our reserves developed unfavorably in both 2008 and 2007, compared to favorable development in 2006. Total development consists of net changes made by our actuarial department on prior accident year reserves, based on regularly scheduled reviews, claims settling for more or less than reserved, emergence of unrecorded claims at rates different than reserved, and changes in reserve estimates by claim representatives. In 2008, an increase in the number of late reported Commercial Auto claims, and an increase in the estimated severity on these claims, was a primary contributor to the unfavorable development. The unfavorable development in 2007 was due to the settlement of some large outstanding litigation, the number of large losses emerging from prior accident years being more than anticipated, plus the result of reviews of large bodily injury and uninsured motorist claims. The favorable development in 2006 reflected the recognition of lower severity for prior accident years than had been previously estimated.

Because we are primarily an insurer of motor vehicles, we have limited exposure to environmental, asbestos, and general liability claims. We have established reserves for such exposures, in amounts that we believe to be adequate based on information currently known. These claims are not expected to have a material effect on our liquidity, financial condition, cash flows, or results of operations.

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

App.-A-20

7.  REINSURANCE

The effect of reinsurance on premiums written and earned for the years ended December 31 was as follows:

	2008		2007		2006
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$13,775.6	$13,810.1	$13,982.4	$14,107.0	$14,386.2	$14,386.3
Ceded	(171.3)	(178.7)	(209.9)	(229.6)	(254.2)	(268.4)

Net premiums	$13,604.3	$13,631.4	$13,772.5	$13,877.4	$14,132.0	$14,117.9

Our ceded premiums are attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures/Plans (CAIP), premiums ceded to state-provided reinsurance facilities, for which we retain no loss indemnity risk, and premiums ceded related to our non-auto programs.

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to Progressive. We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk to minimize our exposure to significant losses from reinsurer insolvencies. We also require unauthorized reinsurers to secure reinsurance through collateral, such as lines of credit or trust accounts.

At December 31, 2008, approximately 30% of the “prepaid reinsurance premiums” were comprised of CAIP, compared to about 40% at December 31, 2007. As of both December 31, 2008 and 2007, approximately 40% of the “reinsurance recoverables” were attributable to CAIP. The remainder of the “prepaid reinsurance premiums” and “reinsurance recoverables” was primarily related to state-mandated and non-auto programs.

Losses and loss adjustment expenses were net of reinsurance ceded of $109.2 million in 2008, $109.6 million in 2007, and $196.3 million in 2006.

8.  STATUTORY FINANCIAL INFORMATION

At December 31, 2008, $469.8 million of consolidated statutory policyholders’ surplus represented net admitted assets of our insurance subsidiaries and affiliate that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

During 2008, the insurance subsidiaries paid aggregate cash dividends of $280.8 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $505.5 million in 2009 without prior approval from regulatory authorities, provided the dividend payments are not within 12 months of previous dividends paid by the applicable subsidiary.

Consolidated statutory policyholders’ surplus was $4,470.6 million and $4,587.3 million at December 31, 2008 and 2007, respectively. Statutory net income was $368.4 million, $1,105.2 million, and $1,612.4 million for the years ended December 31, 2008, 2007, and 2006, respectively.

9.  EMPLOYEE BENEFIT PLANS

Retirement Plans  As of December 31, 2008, Progressive had a two-tiered Retirement Security Program. The first tier was a defined contribution pension plan covering all employees who met requirements as to age and length of service. Company contributions varied from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service and could be invested by a participant in any of the investment funds available under the plan. Company contributions were $25.5 million in 2008, $22.5 million in 2007, and $21.9 million in 2006.

The second tier was a long-term savings plan under which Progressive matched, up to a maximum of 3% of the employee’s eligible compensation, amounts contributed to the plan by an employee. Company matching contributions could be invested by a participant in any of the investment funds available under the plan. Company matching contributions were $30.9 million in 2008, $29.3 million in 2007, and $29.6 million in 2006.

App.-A-21

Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries, and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation, and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $25.9 million at December 31, 2008, compared to $24.8 million in 2007.

Postretirement Benefits  We provide postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. There are approximately 100 people in this group of employees. Our funding policy for the benefits is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

Incentive Compensation Plans—Employees  Our incentive compensation includes both non-equity incentive plans (cash) and equity incentive plans (stock-based). The cash incentive compensation includes a cash bonus program for a limited number of senior executives and Gainsharing programs for other employees; the bases of these programs are similar in nature. The stock-based incentive compensation plans provide for the granting of restricted stock awards to key members of management. Prior to 2003, we granted non-qualified stock options as stock-based incentive compensation (see below). The amounts charged to income for the incentive compensation plans for the years ended December 31 were:

(millions)	2008	2007	2006
Cash	$140.3	$126.2	$197.7
Stock-based	34.5	26.5	27.6

Our 2003 Incentive Plan, which provides for the granting of stock-based awards, including restricted stock awards, to key employees of Progressive, has 18.8 million shares currently authorized, net of restricted stock awards cancelled; 8.4 million shares remain available for future restricted stock grants. Our 1995 Incentive Plan has expired; however, awards made under that plan prior to its expiration are still in effect.

In 2003, we began issuing restricted stock awards in lieu of stock options. The restricted stock awards are issued as either time-based or performance-based awards. The vesting period (i.e., requisite service period) must be a minimum of six months and one day. The time-based awards vest in equal installments upon the lapse of specified periods of time, typically three, four, and five years. The performance-based awards vest upon the achievement of predetermined performance goals. The performance-based awards are granted to approximately 40 executives and senior managers, in addition to their time-based awards, to provide additional compensation for achieving pre-established profitability and growth targets. Generally, the restricted stock awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant. However, restricted stock awards granted in 2003 and 2004, that were deferred pursuant to our deferred compensation plan, are accounted for as liability awards, since distributions from the deferred compensation plan for these awards will be made in cash; accordingly, we record expense on a pro rata basis based on the current market value of common shares at the end of the reporting period.

Prior to 2003, we granted nonqualified stock options. These options became exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for up to ten years from the date of the award. All remaining options vested on January 1, 2007. All options granted had an exercise price equal to the market value of the common shares on the date of grant and, under the then applicable accounting guidance, no compensation expense was recorded prior to 2006. Pursuant to the adoption of SFAS 123(R), on January 1, 2006, we began expensing the remaining unvested stock option awards (see Note 1 – Reporting and Accounting Policies, “Stock-Based Compensation,” for further discussion). All option exercises are settled in Progressive common shares from either existing treasury shares or newly issued shares.

A summary of all employee restricted stock activity during the years ended December 31 follows:

	2008		2007		2006
Restricted Shares	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	6,868,850	$22.33	6,232,522	$22.27	5,442,988	$20.21
Add (deduct):
Granted	3,038,793	15.98	2,318,637	21.01	1,828,198	26.50
Vested	(1,281,560)	19.98	(1,005,680)	18.80	(567,824)	16.60
Forfeited	(365,387)	21.61	(676,629)	22.44	(470,840)	21.74

End of year	8,260,696	$20.39	6,868,850	$22.33	6,232,522	$22.27

Available, end of year [1]	8,424,255		11,287,225		13,448,514

[1]	Represents shares available under the 2003 Incentive Plan. The 1995 Incentive Plan expired in February 2005, and the remaining shares thereunder are no longer available for future issuance.

App.-A-22

Of the 1,281,560 restricted stock awards that vested during the year ended December 31, 2008, 1,023,456 shares were not deferred under our deferred compensation plans and 258,104 were deferred (see discussion of deferred compensation plans below). The aggregate fair value of the non-deferred awards, based on the respective grant date stock prices, was $20.5 million. Two types of deferred shares vested. First were 179,464 deferred liability awards. There was no intrinsic value attributed to these shares which were deferred, since, as previously discussed, these awards were granted in 2003 or 2004 and, therefore, were expensed based on the current market value at the end of each reporting period. In addition, 78,640 deferred equity awards vested which were granted in 2005. The aggregate fair value of these deferred awards, based on the grant date stock price, was $1.8 million.

During the year ended December 31, 2008, we recognized $34.5 million, or $22.4 million after taxes, of compensation expense related to our outstanding unvested restricted stock. During the year ended December 31, 2007, we recognized $26.5 million, or $17.8 million after taxes, of compensation expense related to our outstanding unvested restricted stock. During the year ended December 31, 2006, we recognized $27.6 million, or $17.9 million after taxes, of compensation expense related to our outstanding unvested restricted stock and stock option awards. At December 31, 2008, the total unrecognized compensation cost related to unvested restricted stock awards was $83.2 million. This compensation expense will be recognized into the income statement over the weighted average vesting period of 2.67 years.

A summary of all employee stock option activity during the years ended December 31 follows:

	2007		2006
Nonvested stock options outstanding	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	1,087,866	$5.82	4,232,220	$4.76
Deduct:
Vested[1]	(1,087,866)	5.82	(3,053,352)	4.36
Forfeited	—	—	(91,002)	5.81

End of year	—	$—	1,087,866	$5.82

[1]	All remaining stock option awards vested on January 1, 2007.

In September 2007, we paid a $2.00 per common share special dividend to shareholders of record at the close of business on August 31, 2007. Since the holders of the outstanding stock option awards were not entitled to receive the cash dividend, we were required to increase the number of shares and reduce the exercise price of any of our then outstanding stock option awards in accordance with the antidilution provisions of our incentive plans; prior year information was not adjusted. This adjustment is reflected in the appropriate tables below.

	2008		2007		2006
Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	11,738,502	$7.75	13,747,221	$8.75	19,621,476	$8.44
Add:
Antidilution adjustment	—	—	1,201,984	NM	—	—
Deduct:
Exercised	(3,235,229)	7.86	(3,208,873)	9.10	(5,649,193)	7.55
Forfeited	—	—	(1,830)	11.78	(225,062)	12.09

End of year	8,503,273	$7.71	11,738,502	$7.75	13,747,221	$8.75

Exercisable, end of year	8,503,273	$7.71	11,738,502	$7.75	12,659,355	$8.38

NM=not meaningful

The total pretax intrinsic value of options exercised during the year ended December 31, 2008, was $30.5 million, based on the actual stock price at time of exercise.

The following employee stock options were outstanding and exercisable as of December 31, 2008:

Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life
8,503,273	$7.71	$60.4 million	1.99 years

App.-A-23

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the difference between our closing stock price of $14.81 on December 31, 2008, and the exercise price of the options, which is the amount that would have been received by the option holders, before taxes, had all option holders exercised their options as of that date. All of the exercisable options at December 31, 2008, were “in-the-money.”

Incentive Compensation Plans—Directors  Our 2003 Directors Equity Incentive Plan, which provides for the granting of stock-based awards, including restricted stock awards to non-employee directors of Progressive, has 1.4 million shares currently authorized, net of restricted stock awards cancelled; 1.0 million shares remain available for future restricted stock grants. Our 1998 Directors’ Stock Option Plan expired on April 24, 2008; however, awards made under this plan prior to its expiration are still in effect.

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

A summary of all directors restricted stock activity during the years ended December 31 follows:

	2008		2007		2006
Restricted Shares	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	68,595	$23.52	66,031	$26.64	50,244	$21.91
Add (deduct):
Granted	105,420	17.96	76,074	23.52	66,031	26.64
Vested	(68,595)	23.52	(66,031)	26.64	(50,244)	21.91
Forfeited	—	—	(7,479)	23.52	—	—

End of year	105,420	$17.96	68,595	$23.52	66,031	$26.64

Available, end of year [1]	988,855		1,094,275		1,170,349

[1]	Represents shares available under the 2003 Directors Equity Incentive Plan.

A summary of all stock option activity for both current and former directors during the years ended December 31 follows:

	2008		2007		2006
Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	628,813	$7.97	772,664	$8.59	873,108	$8.20
Add:
Antidilution adjustment	—	—	55,851	NM	—	—
Deduct:
Exercised	(227,456)	6.86	(199,702)	8.16	(100,444)	5.18

End of year	401,357	$8.60	628,813	$7.97	772,664	$8.59

Exercisable, end of year[1]	401,357	$8.60	628,813	$7.97	772,664	$8.59

NM = not meaningful

[1]	The 1998 Directors’ Stock Option Plan has expired.

App.-A-24

Deferred Compensation  We maintain The Progressive Corporation Executive Deferred Compensation Plan (“Deferral Plan”) that permits eligible executives to defer receipt of some or all of their annual bonuses or all of their annual restricted stock awards. Deferred cash compensation is deemed invested in one or more investment funds, including common shares of Progressive, offered under the Deferral Plan and elected by the participant. All distributions from the Deferral Plan pursuant to deferred cash compensation will be paid in cash.

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

We reserved 3.6 million common shares for issuance under the Deferral Plan. An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan. At December 31, 2008 and 2007, the trust held assets of $66.7 million and $93.3 million, respectively, of which $13.5 million and $15.0 million were held in Progressive’s common shares; these shares will be distributed in cash. In addition, at December 31, 2008, the trust held .1 million common shares to be distributed in-kind.

10.  SEGMENT INFORMATION

We write personal automobile and other specialty property-casualty insurance and provide related services throughout the United States. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles. The Personal Lines segment is comprised of both the Agency and Direct businesses. The Agency business includes business written by our network of more than 30,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (other insurance companies, financial institutions, and national agencies). The Direct business includes business written online and by phone.

Our Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses in the specialty truck and business auto markets. This segment is distributed through both the independent agency and direct channels.

Our other indemnity businesses primarily include writing professional liability insurance for community banks and managing a small amount of run-off businesses.

Our service businesses include providing insurance-related services, primarily processing CAIP business.

All segment revenues are generated from external customers and we do not have a reliance on any major customer.

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

Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We do not allocate assets or income taxes to operating segments. In addition, we do not separately identify depreciation and amortization expense by segment and such disclosure would be impractical. Companywide depreciation expense was $99.1 million in 2008, $106.9 million in 2007, and $103.4 million in 2006. The accounting policies of the operating segments are the same as those described in Note 1 – Reporting and Accounting Policies.

App.-A-25

Following are the operating results for the years ended December 31:

	2008		2007		2006
(millions)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)
Personal Lines
Agency	$7,362.0	$360.7	$7,636.4	$500.2	$7,903.6	$936.7
Direct	4,485.8	274.8	4,372.6	339.9	4,337.4	568.6

Total Personal Lines[1]	11,847.8	635.5	12,009.0	840.1	12,241.0	1,505.3
Commercial Auto	1,762.2	94.1	1,846.9	185.7	1,851.9	366.5
Other indemnity	21.4	5.3	21.5	(.7)	25.0	6.5

Total underwriting operations	13,631.4	734.9	13,877.4	1,025.1	14,117.9	1,878.3

Service businesses	16.1	(4.3)	22.3	1.8	30.4	6.0
Investments[2]	(807.4)	(816.2)	787.1	774.7	638.1	626.2
Interest expense	—	(136.7)	—	(108.6)	—	(77.3)

Consolidated Total	$12,840.1	$(222.3)	$14,686.8	$1,693.0	$14,786.4	$2,433.2

[1]

Private passenger automobile insurance accounted for 90% of the total Personal Lines segment net premiums earned in 2008 and 91% in both 2007 and 2006; our special lines products accounted for the balance of the Personal Lines net premiums earned.

[2]	Revenues represent recurring investment income and net realized gains (losses) on securities; pretax profit is net of investment expenses.

Progressive’s management uses underwriting margin and combined ratio as primary measures of underwriting profitability. The underwriting margin is the pretax underwriting profit (loss) expressed as a percentage of net premiums earned (i.e., revenues from insurance operations). Combined ratio is the complement of the underwriting margin. Following are the underwriting margins/combined ratios for our underwriting operations for the years ended December 31:

	2008		2007		2006
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines
Agency	4.9%	95.1	6.5%	93.5	11.9%	88.1
Direct	6.1	93.9	7.8	92.2	13.1	86.9
Total Personal Lines	5.4	94.6	7.0	93.0	12.3	87.7
Commercial Auto	5.3	94.7	10.1	89.9	19.8	80.2
Other indemnity[1]	NM	NM	NM	NM	NM	NM
Total underwriting operations	5.4	94.6	7.4	92.6	13.3	86.7

[1]	Underwriting margins/combined ratios are not meaningful (NM) for our other indemnity businesses due to the low level of premiums earned by, and the variability of losses in, such businesses.

11.  OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) for the years ended December 31 were as follows:

	2008			2007			2006
(millions)	Pretax	Tax (Provision) Benefit	After Tax	Pretax	Tax (Provision) Benefit	After Tax	Pretax	Tax (Provision) Benefit	After Tax
Unrealized gains (losses) arising during period:
Fixed maturities	$(407.6)	$142.7	$(264.9)	$52.1	$(18.2)	$33.9	$10.7	$(3.7)	$7.0
Equity securities	(238.6)	83.5	(155.1)	(189.2)	66.2	(123.0)	292.3	(102.3)	190.0
Reclassification adjustment for (gains) losses realized in net income:
Fixed maturities	9.7	(3.4)	6.3	(2.3)	.8	(1.5)	27.5	(9.7)	17.8
Equity securities	(197.1)	69.0	(128.1)	(63.4)	22.2	(41.2)	(12.4)	4.3	(8.1)

Change in unrealized gains (losses)	(833.6)	291.8	(541.8)	(202.8)	71.0	(131.8)	318.1	(111.4)	206.7
Net unrealized gains on forecasted transactions[1]	(4.4)	1.5	(2.9)	31.2	(10.9)	20.3	(1.8)	.7	(1.1)

Other comprehensive income (loss)	$(838.0)	$293.3	$(544.7)	$(171.6)	$60.1	$(111.5)	$316.3	$(110.7)	$205.6

[1]

Entered into for the purpose of managing interest rate risk associated with our debt issuances (see Note 4 – Debt for further discussion), and managing foreign currency risk associated with our forecasted foreign currency transaction (see Note 2 – Investments for further discussion). We expect to reclassify $4.9 million into income within the next 12 months.

App.-A-26

12.  LITIGATION

The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies in the ordinary course of our business. All legal actions relating to such insurance claims are considered by us in establishing our loss and loss adjustment expense reserves.

In addition, The Progressive Corporation and/or its insurance subsidiaries are named as defendants in a number of class action or individual lawsuits arising out of the operation of the insurance subsidiaries. Other insurance companies face many of these same issues. The lawsuits discussed below are in various stages of development. We plan to contest these suits vigorously, but may pursue settlement negotiations in some cases, if appropriate. The outcomes of these cases are uncertain at this time.

In accordance with GAAP, we establish loss reserves for a lawsuit when it is probable that a loss has been incurred and we can reasonably estimate its potential exposure (referred to as a loss that is both “probable and estimable” in the discussion below). Certain of the cases for which we have established reserves under this standard are mentioned in the discussion below. Based on currently available information, we believe that our reserves for these lawsuits are reasonable and that the amounts reserved did not have a material effect on our consolidated financial condition or results of operations. However, if any one or more of these cases results in a judgment against, or settlement by, our insurance subsidiaries for an amount that is significantly greater than the amount so reserved, the resulting liability could have a material effect on our consolidated financial condition, cash flows, and results of operations.

As to lawsuits that do not satisfy both parts of this GAAP standard (i.e., the loss is not both probable and estimable), we have not established reserves at this time. In the event that any one or more of these cases results in a substantial judgment against, or settlement by, Progressive, the resulting liability could also have a material effect on our consolidated financial condition, cash flows, and results of operations.

Following is a discussion of potentially significant pending cases at December 31, 2008 and certain cases resolved during 2008, 2007, and 2006.

There are four putative class action lawsuits and one that was a certified class action lawsuit challenging our insurance subsidiaries’ use of certain automated database vendors or software to assist in the adjustment of bodily injury claims. A fifth putative class action lawsuit was voluntarily dismissed by the plaintiff in 2007. In each of these lawsuits, the plaintiffs allege that these databases or software systematically undervalue the claims. With respect to the four pending putative class action lawsuits, we do not consider a loss from these cases to be probable and estimable, and are unable to estimate a range of loss, if any, at this time. With respect to the one certified class action lawsuit, we engaged in extensive settlement negotiations and reached a settlement on a nationwide basis, and a reserve was established accordingly. The settlement received preliminary approval from the court in November 2007, at which time the court certified the class action for settlement purposes only. All payments have now been made and the file is closed. The amount of the settlement was not material to our consolidated financial condition, cash flows, or results of operations.

There are eight class action lawsuits challenging certain aspects of our insurance subsidiaries use of credit information and compliance with notice requirements under the federal Fair Credit Reporting Act. During 2004, we entered into a settlement agreement to resolve these cases, had received preliminary court approval of the settlement, and had established a reserve accordingly. In 2005, the court denied final approval of the proposed settlement. In 2006, an amended settlement received trial court approval, and the loss reserve was adjusted accordingly. The adjustment was not material to our financial condition, cash flows, and results of operations in 2006. After objecting class members filed an appeal, the Court of Appeals affirmed the trial court’s decision to approve the settlement. We are now in the process of administering the settlement. Once the administration is completed, all of the eight class action lawsuits will be resolved. There has been no further action on any of the six individual cases that were stayed pending the outcome of the class actions. None of these cases pose a material threat to our consolidated financial condition, cash flows, and results of operations.

There was one putative class action lawsuit challenging the installment fee program used by our insurance subsidiaries, which was settled in May 2008. The amount of the settlement was not material to our consolidated financial condition, cash flows, and results of operations. We had successfully defended similar cases in the past, including one case that was dismissed in 2007 and another that was dismissed in 2005.

There is one certified class action lawsuit and one putative class action lawsuit alleging that the insurance subsidiaries’ rating practices at renewal are improper. We prevailed in a similar putative class action in December 2004. With respect to the

App.-A-27

putative class action lawsuit, we do not consider a loss to be probable and estimable, and are unable to estimate a range of loss, if any, at this time. With respect to the certified class action lawsuit, we engaged in extensive settlement negotiations and reached a settlement on a statewide basis. The settlement received trial court approval in December 2007. All payments have now been made and the case is closed. The amount of the settlement was not material to our consolidated financial condition, cash flows, and results of operations.

There are three certified class action lawsuits and three putative class action lawsuits pending against our insurance subsidiaries, alleging that we failed to adjust MRI bills to a consumer price index in violation of a statute. With respect to the three certified class action lawsuits, we engaged in extensive settlement negotiations and reached a settlement on a statewide basis. The settlement received trial court approval and was paid during 2007. The amount of the settlement was not material to our consolidated financial condition, cash flows, and results of operations. With respect to the three putative class action lawsuits, two were dismissed and the other was settled for a nominal amount.

Progressive’s insurance subsidiaries are defending two putative class actions alleging that we violate the “make-whole” and “common-fund” doctrines. Specifically, it is alleged that we may obtain reimbursement of medical payments made on behalf of an insured only when the insured has been made whole by a third-party tortfeasor and that we further must deduct from the reimbursement amount a proportionate share of the insured’s legal fees for pursuing the third-party tortfeasor. We do not consider a loss from these cases to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.

There is one certified nationwide class action lawsuit challenging our insurance subsidiaries’ practice of taking betterment on boat repairs. While we consider a loss from this case to be probable, it is not currently estimable. As a result, we are unable to estimate a range of loss, if any, at this time.

There are three putative class action lawsuits challenging the labor rates our insurance subsidiaries pay to auto body repair shops. One action was brought on behalf of insureds, while the other two were brought on behalf of repair facilities. We do not consider a loss from these cases to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.

There are four putative class action lawsuits challenging Progressive’s insurance subsidiaries’ practice in Florida of paying personal injury protection (PIP) and first-party medical payments at 200% of the amount allowed by Medicare. We do not consider a loss from these cases to be probable and estimable, and are unable to estimate a range of loss, if any, at this time.

There is one putative class action lawsuit alleging that Progressive’s insurance subsidiaries used non-conforming underinsured motorist rejection forms. We have engaged in extensive settlement negotiations and reached a settlement on a statewide basis. The settlement has been approved by the court. The amount of the settlement was not material to our consolidated financial condition, cash flows, and results of operations.

In July 2005, we settled a state class action lawsuit alleging that Progressive’s insurance subsidiaries used non-conforming uninsured/underinsured (UM/UIM) motorist rejection forms. The settlement received trial court approval in October 2005, and was paid during 2006. The amount of the settlement was not material to our consolidated financial condition, cash flows, and results of operations.

There is one certified class action lawsuit seeking refunds of all UIM premiums and certain UM premiums on grounds that the coverages were illusory. We have engaged in extensive settlement negotiations and reached a settlement on a statewide basis. The settlement received preliminary approval from the court in December 2007. All payments have been made. The amount of the settlement was not material to our consolidated financial condition, cash flows, and results of operations.

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

In 2006, we settled two state class action lawsuits pending against Progressive’s insurance subsidiaries in Florida, challenging the legality of our payment of preferred provider rates on PIP claims. The settlement received trial court approval

App.-A-28

in August 2006 and was paid in 2006. The amount of the settlement was not material to our consolidated financial condition, cash flows, and results of operations.

In 2006, we settled a nationwide class action lawsuit challenging our insurance subsidiaries’ use of certain automated database vendors to assist in the evaluation of total loss claims. The settlement received trial court approval and was paid during 2006. The amount of the settlement was not material to our consolidated financial condition, cash flows, and results of operations.

Progressive’s subsidiaries are also named as a defendant in individual lawsuits related to employment issues. The outcomes of these cases are uncertain, but we do not believe that they will have a material impact on our financial condition, cash flows, and results of operations.

In 2008, we reached agreement in principle on one class action lawsuit challenging our classification of certain job titles under the Fair Labor Standards Act. We are awaiting approval by the court. The amount of the settlement was not material to our consolidated financial condition, cash flows, and results of operations.

13.  COMMITMENTS AND CONTINGENCIES

We have certain noncancelable operating lease commitments with lease terms greater than one year for property and computer equipment. The minimum commitments under these agreements at December 31, 2008, were as follows:

(millions) Year	Commitment
2009	$86.7
2010	64.3
2011	40.2
2012	26.8
2013	11.3
Thereafter	20.0

Total	$249.3

Some of the leases have options to renew at the end of the lease periods. The expense we incurred for the leases disclosed above, as well as other operating leases that may be cancelable or have terms less than one year, was:

(millions) Year	Expense
2008	$124.8
2007	139.5
2006	138.8

As of December 31, 2008, we had open investment funding commitments of $.2 million; we had no uncollateralized lines or letters of credit as of December 31, 2008 or 2007.

App.-A-29

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

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control—Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

During the fourth quarter 2008, there were no changes in our internal control over financial reporting identified in the internal control review process that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2008; such report appears herein.

CEO and CFO Certifications

Glenn M. Renwick, President and Chief Executive Officer of The Progressive Corporation, and Brian C. Domeck, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2008 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mr. Renwick and Mr. Domeck have each certified that, to the best of his knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Section 302 and 906 certifications, respectively.

In addition, Mr. Renwick submitted his annual certification to the New York Stock Exchange (NYSE) on May 16, 2008, stating that he was not aware of any violation by Progressive of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual.

App.-A-30

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Progressive Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

February 25, 2009

App.-A-31

The Progressive Corporation and Subsidiaries

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion and analysis of the consolidated financial condition and results of operations.

I.  OVERVIEW

The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Group of Insurance Companies, together with our non-insurance subsidiaries, comprise what we refer to as Progressive. Progressive has been in business since 1937 and is estimated to be the country’s fourth largest private passenger auto insurer based on net premiums written during 2008. Through our insurance companies, we offer personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through more than 30,000 independent insurance agencies and directly to consumers online and over the phone. Our Commercial Auto segment, which writes through both the independent agency and direct channels, offers insurance for cars and trucks (e.g., pick-up or panel trucks) owned by small businesses and is estimated to be in the top four in its industry. These underwriting operations, combined with our service and investment operations, make up the consolidated group.

The Progressive Corporation receives cash through subsidiary dividends, borrowings, security sales, and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), to repurchase its common shares, and for other business purposes that might arise. In 2008, the holding company received $30.4 million of dividends from its subsidiaries, net of capital contributions. In January 2008, we paid $98.3 million of dividends to shareholders under our annual variable dividend policy for 2007; no dividend was declared for 2008 as discussed below. During the year, we also used $179.4 million to repurchase 9.9 million Progressive common shares, at an average cost of $18.09 per share. We had no debt that matured in 2008. The holding company also has access to funds held in a non-insurance subsidiary; at year-end 2008, $1.0 billion of marketable securities were available in this company. On a consolidated basis, we generated positive operating cash flows of $1.5 billion in 2008.

For 2008, Progressive generated a net loss of $70.0 million, or $.10 per share, driven by $1.4 billion of net realized losses in our investment portfolio. This was our first net loss in 26 years. Our insurance operations had a solid year with underwriting profitability of $734.9 million. Although written and earned premiums did not increase during the year, reflecting the prolonged period of rate declines that ran until late 2007, we achieved an increase in the number of policies that were in force at the end of 2008, compared to year-end 2007. Several initiatives are underway to help spur our personal auto growth. Our Commercial Auto business continues to feel the effect of the weakening economy and competitive pressures on its ability to generate both premium and policy growth.

During 2008, our investment portfolio recognized nearly $1.9 billion of write-downs on securities determined to have other-than-temporary declines in market value, with 90% of the write-downs relating to our preferred stock holdings. We ended 2008 with $6.4 billion of total capital (debt and equity), $718.6 million less than at the start of the year after investment losses and share repurchases. We continue to manage our investing and financing activities in order to maintain sufficient capital to support all the insurance we can profitably underwrite and service.

A. Operations

In 2008, our insurance subsidiaries generated underwriting profitability of 5.4%, which exceeded our targeted profitability objective of 4%. Companywide policies in force increased 3% over year-end 2007. Nevertheless, net premiums written and earned decreased 1% and 2%, respectively, reflecting the effect of previous rate reductions and shifts in the mix of business written. Changes in net premiums written are a function of new business applications (i.e., issued policies), premium per policy, and retention.

During 2008, we saw a decrease in total new applications, primarily driven by decreases in our Agency auto and Commercial Auto businesses. New application growth in both businesses continues to be a challenge. On the other hand, the Direct auto and special lines businesses saw new applications increase during the year. We evaluate new business application growth on a state-by-state basis. For 2008, 18 of our states experienced growth in new personal auto applications. In late 2007 and into 2008, we partially restricted some classes of our Agency auto new business in New York and California, hindering our overall Agency auto growth. We have received rate relief in New York and have lifted the restrictions for 2009, and we continue to improve underwriting processes in California.

App.-A-32

In an effort to spur personal auto growth, we have several initiatives underway aimed at providing distinctive new business options, including the expansion of our usage-based insurance product, referred to as MyRatesm; the introduction of Name Your Price®, a program that provides customers the opportunity to select the price they would like to pay for auto insurance; and the roll-out of a new product in our Agency auto business, which is designed to help improve competitiveness through further price segmentation. In addition, during 2008, we entered Massachusetts with our personal auto and boat products available primarily via the Internet; we may expand the distribution method to include independent agents and direct via the phone over time. With this addition, Progressive now offers personal auto insurance in all 50 states and the District of Columbia.

Beginning in mid-2006 through late 2007, we were reducing rates to reflect the declining frequency trends that we were experiencing and to reflect our stated goal of growing as fast as possible at a 96 combined ratio. Toward the end of 2007 and in 2008, we started to raise rates. On a year-over-year basis for 2008, our average written premium per policy increased slightly in our Agency auto new business, but was still down in Direct auto, special lines, and Commercial Auto. Total personal auto premium per policy, both new and renewal, decreased about 2% during 2008. The lower average premium per policy relative to the rate increases reflects a shift in the mix of business toward more preferred customers.

Earned premium per earned car year, another measure of rate change, lags the written premium measure. For 2008, as compared to 2007, earned premium per earned car year decreased about 4% and 8% in our personal and commercial auto products, respectively. Adjusting rates is a continuous process and we will continue to evaluate future rate needs and react quickly as we recognize changing trends.

Companywide policies in force have increased 3% on a year-over-year basis since December 31, 2007. This equates to about 350,000 additional policies in force. The growth is in our Direct auto business where policies in force grew 9%. Special lines saw an increase of about 7%, although it is uncertain that this part of the business will see significant gains going forward in these uncertain economic times. In light of the tough economy, we were pleased that our Commercial Auto business was able to end 2008 with about the same number of policies as it had at the start of the year. Agency auto, on the other hand, saw a decrease in policies in force of 2%.

To continue to grow policies in force, it is critical that we retain our customers for longer periods, which is why increasing retention continues to be one of our most important priorities. In 2008, we continued to see an increase in customer retention with both our Agency and Direct auto policy life expectancy increasing 11% on a year-over-year basis, while our special lines business saw a 1% increase. Our Commercial Auto customer measures were down about 2% from the prior year.

As stated above, our 5.4% companywide underwriting profit margin for 2008 exceeded our target of a 4% underwriting margin, including 1.2 points of weather-related catastrophe losses, primarily related to hurricanes Ike and Gustav, and hail storms and floods in the Midwest and Great Plains. In addition, we experienced .2 points of unfavorable prior accident year development, primarily in our Commercial Auto business. During 2008, we experienced declining auto frequency trends, while severity increased slightly, reflecting increases in bodily injury and personal injury protection severity, offset by a decrease for the property coverages in total.

B. Investments and Capital Management

The fair value of our investment portfolio was $13.0 billion at December 31, 2008, including $.4 billion of redeemable and $1.1 billion of nonredeemable preferred stocks. Within our investment portfolio, we maintained our asset allocation strategy of investing between 75-100% of our total portfolio in fixed-income securities and 0-25% in common equities. During the year, we took significant steps to restructure the portfolio to a lower risk profile. At the end of 2008, our portfolio was allocated 94% to fixed-income securities and 6% to common equities.

Our investment portfolio produced a fully taxable equivalent (FTE) total return of (10.4)% for 2008. We experienced losses in both asset classes, with FTE total returns of (36.5)% and (7.1)% in the common stock and fixed-income portfolios, respectively. We continue to maintain our fixed-income portfolio strategy of investing in high-quality, shorter-duration securities given the current investment environment. We decreased the duration of our fixed-income portfolio modestly during the year to end 2008 at 3.2 years, compared to 3.5 years at the end of 2007. The weighted average credit rating of our fixed-income portfolio ranged from AA- early in 2008 to AA+ at the end of the year. Our common equity investment strategy remains an index replication approach using the Russell 1000 Index as the benchmark.

During the year, financial markets continued to suffer from the turbulence that began at the end of 2007, the effects of which transformed the global financial system. The rapid deterioration in asset values, sharp retrenchment of credit providers, and loss of market confidence pushed highly leveraged financial institutions to near failure, with the collapse and rescue of several major financial firms around the world. Capital markets witnessed unprecedented volatility and periods of illiquidity in both the primary and secondary markets. Credit spreads on risk assets across virtually all asset classes increased sharply over the course of the

App.-A-33

year. The economy began the year growing modestly, but dysfunction in the global capital markets, combined with a debt-constrained consumer and further deterioration in the housing market, pushed the economy into contraction by year end. The Federal Reserve responded to the economic weakness by cutting the overnight funds rate sharply, finishing the year with a target range of 0-0.25%. The Federal Reserve also used its balance sheet and nontraditional lending facilities in order to provide additional liquidity to the economy and capital markets. At year end, two-year U.S. Treasury Notes and ten-year U.S. Treasury Notes were yielding .74% and 2.21%, respectively, compared to 3.06% and 4.03% at the end of 2007.

In light of these market conditions, during 2008, we performed a detailed review of our portfolio, paying particular attention to the credit profile of the issuers of our redeemable and nonredeemable preferred stocks, as well as our asset-backed securities, to identify the extent to which our asset values may have been affected by their exposure to the sub-prime mortgage loan disruption, as well as broader credit market events.

Approximately 75% of our preferred stock holdings are obligations of financial sector issuers. During 2008, we recorded $1.7 billion of other-than-temporary impairment losses on our redeemable and nonredeemable preferred stocks. The write-downs were due to a combination of issuer fundamentals and severe market declines where we were unable to objectively determine that the securities would substantially recover in the near term.

At year-end 2008, we held approximately $213.4 million of sub-prime mortgage bonds, classified as home-equity bonds. In addition, we held $30.7 million of non-prime collateralized mortgage obligations (Alt-A securities). Together, these securities had unrealized losses of $62.0 million for 2008. During 2008, we realized $31.1 million of losses related to other-than-temporarily impaired home-equity securities; we did not have any write-downs in our Alt-A securities. In addition, we closed a credit default swap derivative on an investment-grade asset-backed index, comprised of 20 bonds in the sub-prime mortgage sector; for 2008, this derivative position generated a net loss of $19.7 million.

The investment results and market valuations clearly eroded our capital position. We ended 2008 with $6.4 billion of total capital, debt plus equity. We continue to manage our investing and financing activities in order to maintain sufficient capital to support all the insurance we can profitably underwrite and service.

II.  FINANCIAL CONDITION

A. Holding Company

In 2008, The Progressive Corporation, the holding company, received $30.4 million of dividends from its subsidiaries, net of capital contributions made to subsidiaries. For the three-year period ended December 31, 2008, The Progressive Corporation received $3.0 billion of dividends from its subsidiaries, net of capital contributions. Regulatory restrictions on subsidiary dividends are described in Note 8 – Statutory Financial Information.

Progressive’s debt-to-total capital (debt plus equity) ratios at December 31, 2008 and 2007 were 34.0% and 30.6%, respectively. During the last three years, The Progressive Corporation retired $100 million principal amount of debt securities. In June 2007, we announced a plan to restructure our capital position, which included issuing $1 billion of 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067. See Note 4 – Debt for further discussion of our current outstanding debt. The plan also consisted of returning capital to shareholders through share repurchases and a special dividend of $2.00 per common share. The 2007 recapitalization plan is discussed in further detail in the Liquidity and Capital Resources section below.

During 2008, we repurchased 9,918,818 of our common shares. The total cost to repurchase these shares was $179.4 million, with an average cost of $18.09 per share. During the three-year period ended December 31, 2008, we repurchased 121,874,776 of our common shares at a total cost of $2.9 billion (average cost of $22.39 per share, on a split-adjusted basis), including shares repurchased as part of our 2007 recapitalization plan.

Progressive maintains a policy of paying an annual variable dividend that, if declared, would be payable shortly after the close of each year. Prior to 2007, we had paid a quarterly dividend. The annual variable dividend is based on a target percentage of after-tax underwriting income multiplied by a companywide performance factor (“Gainshare factor”), subject to the limitations discussed below. The target percentage is determined by our Board of Directors on an annual basis and announced to shareholders and the public. For 2007, 2008, and 2009, the Board determined the target percentage to be 20% of annual after-tax underwriting income.

The Gainshare factor can range from zero to two and is determined by comparing our operating performance for the year to certain predetermined profitability and growth objectives approved by the Board. This dividend program is consistent with the variable cash incentive program currently in place for our employees (referred to as our “Gainsharing program”). Although recalibrated every year, the structure of the Gainsharing program generally remains the same. For 2008, the Gainshare factor was .80.

App.-A-34

Our annual variable dividend program is subject to certain limitations. If the Gainshare factor is zero or if our after-tax comprehensive income (which includes net investment income, as well as both realized gains and losses on securities and the change in unrealized gains and losses during the period) is less than after-tax underwriting income, no dividend will be paid. For the year ended December 31, 2008, our after-tax comprehensive loss was $614.7 million, which is lower than the $477.7 million of after-tax underwriting income for the same period; therefore, the Board did not declare a dividend for 2008.

During the last three years, we paid $1.5 billion in shareholder dividends. In January 2008, we paid shareholder dividends of $98.3 million, or $.145 per common share, pursuant to a December 2007 declaration by our Board of Directors under our annual variable dividend policy. In 2007, we returned $1.4 billion to shareholders via an extraordinary cash dividend of $2.00 per share as part of a recapitalization plan that took place during the year. Lastly, we paid dividends of $25.0 million, or $.0325 per share, in 2006 under our previous quarterly dividend plan.

B. Liquidity and Capital Resources

Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. As an auto insurer, our claims liabilities are generally short in duration. Approximately 50% of our outstanding reserves are paid within one year and less than 15% are still outstanding after three years. See Claims Payment Patterns, a supplemental disclosure provided in this Annual Report, for further discussion on the timing of claims payments.

As of December 31, 2008, our consolidated statutory policyholders’ surplus was $4.5 billion, compared to $4.6 billion at December 31, 2007. Our net premiums written-to-surplus ratio was 3.0 to 1 at year-end 2008, compared to 3.0 and 2.8 at year-end 2007 and 2006, respectively. We also have access to $1.0 billion in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth as needed. In addition, our risk-based capital ratios, which are a series of dynamic surplus-related formulas that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting), are well in excess of minimum requirements. See Note 8 – Statutory Financial Information for any regulatory restrictions on subsidiary dividends.

For the three years ended December 31, 2008, operations generated positive cash flow of $5.4 billion, and cash flows are expected to remain positive in both the short-term and reasonably foreseeable future. As of December 31, 2008, 94% of our portfolio was invested in fixed-income securities with a weighted average credit quality of AA+ and duration of 3.2 years. At year end we held $4.8 billion in cash and U.S. Treasury securities. The balance of our fixed-income portfolio consists substantially of readily marketable fixed-income securities. We believe that we have sufficient readily marketable securities to cover our claims payments without having a negative effect on our cash flows from operations.

We believe that we have sufficient capital resources, cash flows from operations, and borrowing capacity to support our current and anticipated business, scheduled principal and interest payments on our debt, and expected capital requirements. The covenants on our existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event our securities are downgraded. We have no scheduled debt maturities until January 2012.

Continuing volatility in the capital markets presents challenges to us as we seek to manage our portfolio and our capital position. See Item 1A, “Risk Factors,” in our Form 10-K filed with the SEC for a discussion of certain matters that may affect our portfolio and capital position.

Progressive seeks to deploy capital in a prudent manner and uses multiple data sources and modeling tools to estimate the frequency, severity, and correlation of identified exposures, including, but not limited to, catastrophic losses and the business interruptions discussed below, to estimate our potential capital needs.

Management views our capital structure as consisting of three levels, each with a specific size and purpose. The first layer of capital, which we refer to as “regulatory capital,” is the amount of capital we need to satisfy regulatory requirements and support our objective of writing all the business we can write and service, consistent with our underwriting discipline of achieving a 96 combined ratio. This capital is held largely within our various insurance entities.

The second layer of capital we call “extreme contingency.” While our regulatory capital is, by definition, a cushion for absorbing financial consequences of adverse events such as loss reserve development, litigation, weather catastrophes, or investment market corrections, we view that as a base and hold additional capital for even more extreme conditions. The modeling used to quantify capital needs for these conditions is quite extensive, including tens of thousands of simulations, representing our best estimates of such contingencies based on historical experience. This capital is held at the holding company and, at times, in our insurance entities potentially eligible for a dividend to the holding company.

The third layer of capital is capital in excess of the sum of the first two layers and provides maximum flexibility to repurchase stock, consider acquisitions, and pay dividends to shareholders, among other purposes. This capital is largely held at the holding company.

App.-A-35

At all times during 2008, our total capital exceeded the sum of our regulatory capital layer plus our self-constructed extreme contingency load. However, due to the recent significant declines in the valuation of our investment portfolio, the third layer has been diminished, along with the flexibility provided by that level of capital.

The speed by which the market valuations changed, and may continue to change, is of great concern and a basis for our ongoing review of portfolio risk. To help manage these risks and preserve our capital base, as of December 31, 2008, we held approximately $4.8 billion in cash and U.S. Treasury securities, three times the amount that we held at the start of the year, as we have sought to reduce overall risk and volatility in the portfolio.

In order to provide liquidity in the event of disruptions in our cash management operations, such as disruptions in the financial markets, that could affect our ability to transfer or receive funds, on December 31, 2008, we entered into a 364-Day Secured Liquidity Credit Facility Agreement with National City Bank (NCB). Under this agreement, we may borrow up to $125 million, which may be increased to $150 million at our request but subject to NCB’s discretion. Any borrowings under this agreement will be secured by a lien on certain marketable securities held in our investment portfolio. In addition, we deposited $125 million into an FDIC-insured deposit account at NCB in January 2009, to provide us with additional cash availability in the event of such a disruption to our cash management operations. Our access to these funds is unrestricted. However, if we withdraw funds from this account for any reason other than in connection with such a disruption in our cash management operations, the availability of borrowings under the NCB credit facility will be reduced on a dollar-for-dollar basis until such time as we replenish the funds to the deposit account. See Note 4 – Debt for further discussion of this credit facility. We have not borrowed under this agreement to date. This revolving credit facility agreement replaced an uncommitted line of credit with NCB in the principal amount of $125 million; there were no borrowings under this agreement during the last three years.

In June 2007, we announced a recapitalization plan in an effort to restructure our capital position, which included the following components:

•

The payment of an extraordinary cash dividend of $2.00 per common share. This extraordinary cash dividend, which aggregated to $1.4 billion, was declared by the Board on June 13, 2007, and was paid on September 14, 2007, to shareholders of record at the close of business on August 31, 2007.

•

A new Board authorization for us to repurchase up to 100 million of our common shares over the course of 24 months, expiring June 30, 2009. This authorization was in addition to the approximately 4 million shares that remained available for repurchase at the end of the second quarter 2007 under the Board’s April 2006 share repurchase authorization. At December 31, 2008, approximately 48.5 million shares remain available for repurchase under the 2007 authorization.

•

The issuance of $1 billion of 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “Debentures”) on June 18, 2007. The proceeds of the offering were $987.3 million, before $1.5 million of expenses related to the issuance. In addition, upon issuance of the Debentures, we closed a forecasted debt issuance hedge, which was entered into to hedge against a possible rise in interest rates, and recognized a $34.4 million pretax gain as part of shareholders’ equity; this gain is being recognized as an adjustment to interest expense and amortized over 10 years, which represents the fixed interest rate period of the Debentures. See Note 4 – Debt for further discussion of the terms of the Debentures.

In connection with the issuance of the Debentures, we also entered into a Replacement Capital Covenant for the benefit of the holders of our 6.25% Senior Notes due 2032 (the “Covered Debt”). Under the Replacement Capital Covenant, we may not repay, redeem, or repurchase any of the Debentures prior to June 15, 2047 (or, if earlier, prior to the occurrence of certain events specified in the Replacement Capital Covenant), except to the extent that (subject to certain limitations) the amount to be repaid, redeemed, or purchased does not exceed a specified percentage of net cash proceeds from the sale to third parties of certain replacement capital securities (as defined in the Replacement Capital Covenant) plus the proceeds from the sale or issuance of common shares or certain qualifying warrants. The identity of the Covered Debt may be changed from time to time by the company upon the occurrence of certain events specified in, and in accordance with the requirements of, the provisions of the Replacement Capital Covenant. See our Current Report on Form 8-K, filed on June 22, 2007, for additional information and a copy of the Replacement Capital Covenant.

C. Commitments and Contingencies

We currently have a total of 54 centers that are available to provide concierge level claims service. The service centers are located in 41 metropolitan areas across the United States and serve as our primary approach to damage assessment and coordination of vehicle repairs at authorized auto repair facilities in these markets. We completed construction of two new claims service centers in 2008, four in 2007, and 29 in 2006. Several of these newly constructed centers replaced previously leased service center locations, including both centers opened in 2008, three out of four opened in 2007, and two of the centers built in 2006. In addition, we have opened one new center in 2009 that also replaced a previously leased location; no additional centers

App.-A-36

are currently under construction. The cost of these facilities, excluding land, is estimated to average $4 to $7 million per center, depending on a number of variables, including the size and location of the center.

During 2006, we constructed a data center, printing center, and related facilities in Colorado Springs, Colorado, at a total cost of $64.2 million, and acquired additional land for possible future development in Colorado Springs, Colorado and Mayfield Village, Ohio for a total cost of $16.2 million; both properties are near our current corporate facilities.

All such construction projects and property acquisitions have been funded internally through operating cash flows.

We maintain insurance on our real property and other physical assets, including coverage for losses due to business interruptions caused by covered property damage. However, the insurance will not compensate us for losses that may occur due to disruptions in service as a result of a computer, data processing, or telecommunications systems failure that is unrelated to covered property damage, nor will the insurance necessarily compensate us for all losses resulting from covered events. To help maintain functionality and reduce the risk of significant interruptions of our operations, we maintain back-up systems or facilities for certain of our principal systems and services. We still may be exposed, however, should these measures prove to be unsuccessful or inadequate against severe, multiple, or prolonged service interruptions or against interruptions of systems where no back-up currently exists. In addition, we have established emergency management teams, which are responsible for responding to business disruptions and other risk events. The teams’ ability to respond successfully may be limited depending on the nature of the event, the completeness and effectiveness of our plans to maintain business continuity upon the occurrence of such an event, and other factors beyond our control.

In the second half of 2008, on two separate occasions, we discovered errors in our comparative rating process which affected the accuracy of the comparative rates we provided to a number of Massachusetts consumers. We corrected the problems and notified the Massachusetts Division of Insurance and Attorney General in both instances. The Massachusetts Attorney General has issued a Civil Investigative Demand seeking information concerning these errors to which we are in the process of responding fully. We have stopped providing comparative rates in Massachusetts and will not resume providing this service in that Commonwealth until we and the appropriate regulators have determined that these issues are resolved.

Off-Balance-Sheet Arrangements

Our off-balance-sheet leverage includes derivative positions and open investment funding commitments (as disclosed in Note 2 – Investments, Note 13 – Commitments and Contingencies and the Derivative Instruments section of this Management’s Discussion and Analysis). It also includes operating leases and purchase obligations (disclosed in the table below).

Contractual Obligations

A summary of our noncancelable contractual obligations as of December 31, 2008, follows:

	Payments due by period
(millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt	$2,200.0	$—	$—	$500.0	$1,700.0
Interest payments on debt	1,707.5	144.7	289.4	255.9	1,017.5
Operating leases	249.3	86.7	104.5	38.1	20.0
Purchase obligations	120.5	66.6	39.7	4.9	9.3
Loss and loss adjustment expense reserves	6,177.4	3,271.7	2,247.6	511.4	146.7

Total	$10,454.7	$3,569.7	$2,681.2	$1,310.3	$2,893.5

Purchase obligations represent our noncancelable commitments for goods and services. Unlike many other forms of contractual obligations, loss and loss adjustment expense (LAE) reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates based on our recent payment patterns. To further understand our claims payments, see Claims Payment Patterns, a supplemental disclosure provided in this Annual Report. In addition, we annually publish a comprehensive Report on Loss Reserving Practices, which was most recently filed with the SEC on a Form 8-K on June 30, 2008, that further discusses our claims payment development patterns.

We entered into two contracts to expand our brand building efforts during 2008. In January 2008, we entered into a 16-year contract for the ballpark naming rights and a sponsorship deal with the Cleveland Indians Major League Baseball team. Over the contract term, Progressive will pay an average of approximately $3.6 million per year. In addition, in March 2008, we announced our title sponsorship of the Progressive Insurance Automotive X PRIZE competition. The Automotive X PRIZE is a two and one half year international competition designed to inspire a new generation of safe, low emissions vehicles capable of achieving the equivalent of at least 100 miles per gallon in fuel efficiency. The total cost of the sponsorship is expected to be approximately

App.-A-37

$12.5 million, which includes the prize for the winning team as well as the funding of some operational expenses over the course of the competition. These expenditures are a reallocation of a small percentage of our annual media spend and are intended to generate greater exposure for our brand. Portions of these contracts are cancelable; only the noncancelable portions are reflected in the contractual obligations table above.

As discussed in the Liquidity and Capital Resources section above, we believe that we have sufficient borrowing capacity, cash flows, and other capital resources to satisfy these contractual obligations.

III.  RESULTS OF OPERATIONS—UNDERWRITING

A. Growth

(millions)	2008	2007	2006
NET PREMIUMS WRITTEN
Personal Lines
Agency	$7,322.3	$7,549.4	$7,854.3
Direct	4,556.5	4,371.8	4,354.5

Total Personal Lines	11,878.8	11,921.2	12,208.8
Commercial Auto	1,704.8	1,828.9	1,898.0
Other indemnity	20.7	22.4	25.2

Total underwriting operations	$13,604.3	$13,772.5	$14,132.0

Growth over prior years	(1)%	(3)%	1%

NET PREMIUMS EARNED
Personal Lines
Agency	$7,362.0	$7,636.4	$7,903.6
Direct	4,485.8	4,372.6	4,337.4

Total Personal Lines	11,847.8	12,009.0	12,241.0
Commercial Auto	1,762.2	1,846.9	1,851.9
Other indemnity	21.4	21.5	25.0

Total underwriting operations	$13,631.4	$13,877.4	$14,117.9

Growth over prior years	(2)%	(2)%	3%

Net premiums written represent the premiums generated from policies written during the period less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are earned as revenue over the life of the policy using a daily earnings convention. Progressive experienced a decline in total written and earned premiums during 2008 and 2007, as compared to the positive growth rates achieved in 2006. During the latter half of 2008, we began to see an increase in our written premiums, primarily in our Direct auto business, reflecting the increase in new applications and our efforts to increase retention, as well as other initiatives we have underway to help provide distinctive new auto business options (discussed below). We also attribute some of the Direct auto growth to our increase in advertising spend and what we believe to be better creative content.

Policies in force, our preferred measure of growth, represents all policies under which coverage is in effect as of the end of the period specified. As of December 31, our policies in force were:

(thousands)	2008	2007	2006
POLICIES IN FORCE
Personal Lines
Agency auto	4,288.6	4,396.8	4,433.1
Direct auto	2,824.0	2,598.5	2,428.5

Total auto	7,112.6	6,995.3	6,861.6
Special lines[1]	3,352.3	3,120.3	2,879.5

Total Personal Lines	10,464.9	10,115.6	9,741.1

Growth over prior year	3%	4%	3%

Commercial Auto	539.4	539.2	503.2

Growth over prior year	—%	7%	7%

[1]	Includes insurance for motorcycles, recreational vehicles (RV), mobile homes, watercraft, snowmobiles, and similar items, as well as a personal umbrella product.

App.-A-38

To analyze growth, we review new policies, rate levels, and the retention characteristics of our books of business. During the last three years, we experienced the following growth in new and renewal applications:

	Growth Over Prior Year
	2008	2007	2006
Personal Lines
New applications	(5)%	2%	(7)%
Renewal applications	4%	3%	7%
Commercial Lines
New applications	(8)%	3%	1%
Renewal applications	4%	5%	4%

Returning to positive growth in new business remains a significant challenge, particularly in our Agency auto business. New application growth in Direct auto was up 2% year-over-year. We have several initiatives underway aimed at providing distinctive new auto business options. During 2008, we expanded MyRatesm, our Pay As You Drive® usage-based insurance product, into six additional states. As of year-end 2008, we offered this product to our Direct auto customers in nine states and our Agency auto customers in four of the nine states; continued expansion into approximately 12 to 15 additional states is planned during 2009. In addition, during 2008, we introduced a program called Name Your Price® that allows consumers to select a price they would like to pay for their auto insurance; we then will tell them the level of coverage that price provides. As of the end of February 2009, Name Your Price is available to consumers in 19 states. We plan to expand this program to the rest of the country during 2009. In the second quarter 2008, we entered Massachusetts with our personal auto and boat products distributed primarily via the Internet. Over time, we may expand the distribution method to include independent agents and direct phone sales in this $4 billion market. We also introduced a new product model in 2008 in our Agency auto business in 13 states, which is designed to help improve competitiveness through further price segmentation; about two dozen additional states are expected to be rolled out in 2009.

We began increasing rates during the latter part of 2007 and continued into the first half of 2008 in order to meet our loss cost inflation expectations, whereas in mid-2006 and into 2007, we reduced rates. These rate changes, offset by shifts in the mix of business, resulted in a 2% decrease in total auto written premium per policy in 2008, compared to declines of 5% in 2007 and 2% in 2006. For 2008, on a year-over-year basis, we saw a slight increase in our Agency auto new premium per policy, while both our Direct auto and special lines new premium per policy were still down about 6%. Our current pricing levels are closely aligned with our profitability targets, but we remain ready to react quickly, and as often as necessary, should trends change.

Another important element affecting growth is customer retention. One measure of retention is policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage. Efforts at increasing growth from customer retention produced positive outcomes in both 2008 and 2007. Our policy life expectancy measures for our Agency and Direct private passenger auto products are now both approximately 11% higher than the same measures a year ago. The retention measures for both these channels also increased in 2007, compared to 2006. We are continuing to monitor our renewal acceptance rates in light of the rate increases we took in late 2007 and early 2008, as well as the overall economic conditions. Our policy life expectancy in our Commercial Auto business was down 2%, compared to year-end 2007, and was relatively flat for 2007, compared to 2006. Realizing the importance that retention has on our ability to continue to grow profitably, we continue to emphasize competitive pricing, quality service, and other retention initiatives for our current customers.

App.-A-39

B. Profitability

Profitability for our underwriting operations is defined by pretax underwriting profit, which is calculated as net premiums earned less losses and loss adjustment expenses, policy acquisition costs, and other underwriting expenses. We also use underwriting profit margin, which is underwriting profit expressed as a percentage of net premiums earned, to analyze our results. For the three years ended December 31, our underwriting profitability measures were as follows:

	2008		2007		2006
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
($ in millions)	$	Margin	$	Margin	$	Margin
Personal Lines
Agency	$360.7	4.9%	$500.2	6.5%	$936.7	11.9%
Direct	274.8	6.1	339.9	7.8	568.6	13.1

Total Personal Lines	635.5	5.4	840.1	7.0	1,505.3	12.3
Commercial Auto	94.1	5.3	185.7	10.1	366.5	19.8
Other indemnity[1]	5.3	NM	(.7)	NM	6.5	NM

Total underwriting operations	$734.9	5.4%	$1,025.1	7.4%	$1,878.3	13.3%

[1]Underwriting	margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of losses in, such businesses.

Underwriting margins in 2008 include the catastrophe losses we incurred from hurricanes Ike and Gustav, and hail storms and floods in the Midwest and Great Plains. The decline in underwriting margins in 2007, and to a lesser extent in 2008, also reflects the rate reductions we took from mid-2006 to late 2007.

Further underwriting results for our Personal Lines business, including its channel components, the Commercial Auto business, and other indemnity businesses, as defined in Note 10 – Segment Information, were as follows:

Underwriting Performance[1]	2008	2007	2006
Personal Lines – Agency
Loss & loss adjustment expense ratio	73.7	72.1	67.8
Underwriting expense ratio	21.4	21.4	20.3

Combined ratio	95.1	93.5	88.1

Personal Lines—Direct
Loss & loss adjustment expense ratio	73.3	71.3	66.8
Underwriting expense ratio	20.6	20.9	20.1

Combined ratio	93.9	92.2	86.9

Total Personal Lines
Loss & loss adjustment expense ratio	73.5	71.8	67.4
Underwriting expense ratio	21.1	21.2	20.3

Combined ratio	94.6	93.0	87.7

Commercial Auto
Loss & loss adjustment expense ratio	73.2	69.7	61.0
Underwriting expense ratio	21.5	20.2	19.2

Combined ratio	94.7	89.9	80.2

Total Underwriting Operations[2]
Loss & loss adjustment expense ratio	73.5	71.5	66.5
Underwriting expense ratio	21.1	21.1	20.2

Combined ratio	94.6	92.6	86.7

Accident year—Loss & loss adjustment expense ratio[3]	73.3	70.9	68.2

[1]	Ratios are expressed as a percentage of net premiums earned.

[2]

Combined ratios for the other indemnity businesses are not presented separately due to the low level of premiums earned by, and the variability of losses in, such businesses. For the years ended December 31, 2008, 2007, and 2006, these businesses generated an underwriting profit (loss) of $5.3 million, $(.7) million, and $6.5 million, respectively.

[3]

The accident year ratio includes only the losses that occurred during the year noted. As a result, accident period results will change over time as our estimates of loss costs improve or deteriorate when payments are made or reserves for that accident period are reviewed.

App.-A-40

Losses and Loss Adjustment Expenses (LAE)

(millions)	2008	2007	2006
Change in net loss and LAE reserves	$277.7	$291.6	$50.5
Paid losses and LAE	9,737.3	9,634.6	9,344.4

Total incurred losses and LAE	$10,015.0	$9,926.2	$9,394.9

Claims costs, our most significant expense, represent payments made, and estimated future payments to be made, to or on behalf of our policyholders, including expenses needed to adjust or settle claims. These costs include an estimate for costs related to assignments, based on current business, under state-mandated automobile insurance programs. Claims costs are defined by loss severity and frequency and are influenced by inflation and driving patterns, among other factors. Accordingly, anticipated changes in these factors are taken into account when we establish premium rates and loss reserves. Our reserves would differ if the underlying assumptions were changed. See the Critical Accounting Policies for a discussion of the effect of changing estimates.

During 2008, our loss and LAE ratio increased 2.0 points over last year, reflecting greater catastrophe losses in 2008. Catastrophe losses from 2008 storms contributed 1.2 points to our loss/LAE ratio, compared to .3 points in 2007, and .5 points in 2006. The large amount of catastrophe losses in 2008 primarily related to hurricanes Ike and Gustav, and hail storms and floods in the Midwest and Great Plains.

During 2008, we experienced a slight increase in total personal auto paid severity (i.e., average cost per claim) of about 1%, compared to increases of about 3.5% in 2007 and 5% in 2006, over the prior year periods. The increase in each of the three years was primarily from increases in both bodily injury and personal injury protection (PIP) coverages; 2008 and 2007 severity was partially offset by a decrease for the property coverages in total.

We experienced a decline in year-over-prior year auto accident frequency in each of the past three years, although the rate of decline was more significant in 2008 than in 2007 or 2006. We cannot predict with any certainty the degree or direction of frequency change that we will experience in the future. We continue to analyze trends to distinguish changes in our experience from external factors, such as changes in the number of vehicles per household, greater vehicle safety, and unemployment rates, versus those resulting from shifts in the mix of our business.

The table below presents the actuarial adjustments implemented and the loss reserve development experienced in the years ended December 31:

($ in millions)	2008		2007		2006
Actuarial Adjustments
Favorable/(Unfavorable)
Prior accident years	$(56.1)		$37.3		$158.3
Current accident year	3.6		(37.1)		57.8

Calendar year actuarial adjustment	$(52.5)		$.2		$216.1

Prior Accident Years Development
Favorable/(Unfavorable)
Actuarial adjustment	$(56.1)		$37.3		$158.3
All other development	22.9		(117.6)		88.6

Total development	$(33.2)		$(80.3)		$246.9

(Increase) decrease to calendar year combined ratio	(.2	) pts.	(.6	) pts.	1.7	pts.

Total development consists both of actuarial adjustments and “all other development.” The actuarial adjustments represent the net changes made by our actuarial department to both current and prior accident year reserves based on regularly scheduled reviews. “All other development” represents claims settling for more or less than reserved, emergence of unrecorded claims at rates different than reserved, and changes in reserve estimates on specific claims. Although we believe that the development from both the actuarial adjustments and “all other development” generally results from the same factors, as discussed below, we are unable to quantify the portion of the reserve adjustments that might be applicable to any one or more of those underlying factors.

As reflected in the table above, we experienced unfavorable total development in 2008 and 2007, compared to favorable development in 2006. For 2008, the unfavorable development is heavily weighted towards claims from the 2006 accident year

App.-A-41

with favorable development for periods older than that. The prior year loss reserve development for 2007 primarily also reflected unfavorable development from accident years greater than one year old (i.e., accident year 2005 and prior). For 2006, slightly more than half of the development related to the immediately preceding accident year, with the remainder primarily affecting the preceding two accident years at a declining rate.

The total prior year loss reserve development in 2008 and 2007, which increased the reported combined ratio by .2 points and .6 points, respectively, principally arose in our Commercial Auto business for both years, while our Personal Lines business, in the aggregate, experienced little or no development for these years. An increase in the number of late reported Commercial Auto claims in both 2008 and 2007 contributed to the unfavorable reserve development and, in 2008, we experienced an increase in the estimated bodily injury severity on these late reported claims in both the business auto and specialty truck markets.

For 2006, the favorable total prior year loss reserve development was generally consistent across our business (e.g., product, distribution channel, and state). These changes in estimates were made based on our actual loss experience involving the payment of claims, along with our evaluation of the needed reserves during these periods, as compared with the prior reserve levels for those claims.

Changes in our estimate of severity from what we originally expected when establishing the reserves is the principal cause of prior year accident development in addition to more features being reported late for the Commercial Auto business, as discussed above. These changes in estimate are the result of what we are observing in the underlying data as it develops. During 2008 and 2007, we experienced unfavorable reserve development after several years of recognizing favorable development. The majority of the development in 2008 was driven by severity on the late reported Commercial Auto claims and personal auto PIP losses, with primarily two states experiencing the majority of the unfavorable PIP development for the year. The development in 2007 was driven by the unfavorable settlement of several outstanding lawsuits and the emergence of more than expected large losses from prior years, along with the reviews of larger bodily injury and uninsured motorist claims. In 2006, we saw severity estimates develop more favorably than what was originally expected, and although we were unable to quantify the contribution of each factor to the overall favorable reserve development, we believe that the favorable changes in these estimates were related to factors as diverse as improved vehicle safety, more conservative jury awards, better fraud control, and tenure of our claims personnel.

We continue to focus on our loss reserve analysis, attempting to enhance accuracy and to further our understanding of our loss costs. A detailed discussion of our loss reserving practices can be found in our Report on Loss Reserving Practices, which was filed in a Form 8-K on June 30, 2008.

Because we are primarily an insurer of motor vehicles, our exposure as an insurer of environmental, asbestos, and general liability claims is limited. We have established reserves for these exposures in amounts that we believe to be adequate based on information currently known. These exposures do not have a material effect on our liquidity, financial condition, cash flows, or results of operations.

Underwriting Expenses

Progressive’s other underwriting expenses and policy acquisition costs as a percentage of premiums earned remained flat for 2008 and increased about one point in 2007, compared to the prior year. On a year-over-year basis, we saw an increase in our advertising expenditures in both 2008 and 2007. However, average costs per auto policy decreased in 2008, reflecting improved customer retention, as well as a focus on process improvements to help reduce expenses. One example is our 2008 effort to decrease costs and improve customer experience by moving customers to a paperless environment; over one million customers have signed up for this program. In addition to the increase in advertising spend, the increase in the 2007 expense ratio also reflects lower average earned premium per policy due to rate reductions. In accordance with GAAP, policy acquisition costs are amortized over the policy period in which the related premiums are earned (see Note 1 – Reporting and Accounting Policies). We do not defer any direct-response advertising costs.

C. Personal Lines

	Growth Over Prior Year
	2008	2007	2006
Net premiums written	—%	(2)%	—%
Net premiums earned	(1)%	(2)%	1%
Policies in force	3%	4%	3%

App.-A-42

Progressive’s Personal Lines business writes insurance for private passenger automobiles and recreational vehicles, and represented approximately 87% of our total net premiums written for each of the last three years. We currently write our Personal Lines products in all 50 states and our personal auto product in the District of Columbia. In mid-2008, we began offering our personal auto product and boat insurance to Direct Internet customers in Massachusetts. Additional options, such as shopping by phone and through independent insurance agents and the ability to buy other insurance products, such as motorcycle and RV policies, are expected to be phased in over time in the state.

Private passenger auto represented about 90% of our total Personal Lines net premiums written in each of the past three years and policies are primarily written for 6-month terms. The remaining Personal Lines business is comprised of special lines products (e.g., motorcycles, watercraft, and RVs), which are written for 12-month terms. Private passenger auto policies in force increased 2% for both 2008 and 2007, and increased 1% in 2006; policies in force for the special lines products increased 7% in 2008 and 8% in both 2007 and 2006. Net premiums written for private passenger auto declined 1% and 3% in 2008 and 2007, respectively, and were flat in 2006; special lines net written premiums grew 4%, 5%, and 7%, respectively, in each of the last three years.

Our total Personal Lines business generated combined ratios of 94.6, 93.0, and 87.7 in 2008, 2007, and 2006, respectively. In 2008, 42 states, including the District of Columbia, were profitable, including 8 of our 10 largest auto business states. The special lines products had a favorable effect on the total Personal Lines combined ratio of approximately .5 points in 2008, compared to about one point in both 2007 and 2006.

In 2007, we brought our Agency and Direct businesses together under one Personal Lines organization. Nevertheless, we will continue to report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by channel.

The Agency Business

		Growth Over Prior Year
		2008	2007	2006
Net premiums written		(3)%	(4)%	(2)%
Net premiums earned		(4)%	(3)%	(1)%
Auto:	policies in force	(2)%	(1)%	(1)%
	new applications	(13)%	(1)%	(10)%
	renewal applications	—%	—%	4%

The Agency business includes business written by the more than 30,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. During 2008, we saw new Agency auto application growth in 17 states, including two of our largest volume states, Florida and Texas. However, some of our other big states did not see this growth during the year. In particular, beginning in the latter part of 2007 and into 2008, we restricted writing some classes of new business in New York and California, thus hindering our overall Agency auto growth. In New York, we achieved rate relief and the approval of a new product in the fourth quarter 2008 and were able to lift remaining restrictions in January 2009. In California, we continue to enhance our underwriting process to ensure adherence to our guidelines and meet our profitability targets; we also took steps to improve segmentation and rate levels in 2008 and anticipate implementing a new program in the second half of 2009.

On a year-over-year basis, written premium per policy on total Agency auto business was down about 2% in 2008, 4% in 2007, and 3% in 2006, driven by a decrease in written premium per policy in renewal auto business and reflecting rate reductions taken in 2006 and 2007. For 2008, we saw a slight increase, on a year-over-year basis, in our Agency auto written premium per policy on new business.

The rate of conversion (i.e., converting a quote to a sale) was down in each of the past three years, on an increase each year in the number of Agency auto quotes. Within the Agency business, we are continuing to see a shift from traditional agent quoting to quotes generated through comparative rating systems, where our rates are quoted more often, but the conversion rate is significantly lower. Nevertheless, agents are placing more preferred customers with us.

The underwriting expense ratio on a year-over-year basis was flat in 2008 and up about one point in 2007. Improved customer retention and cost saving efforts helped keep expenses in line in 2008.

App.-A-43

The Direct Business

		Growth Over Prior Year
		2008	2007	2006
Net premiums written		4%	—%	4%
Net premiums earned		3%	1%	6%
Auto:	policies in force	9%	7%	4%
	new applications	2%	5%	(4)%
	renewal applications	9%	7%	9%

The Direct business includes business written directly by Progressive online and over the phone. In 2008, we experienced an increase in Direct auto new applications in 27 states, primarily in our mid-size states. Internet sales continued to be the most significant source of new business that is initiated in the Direct channel.

Written premium per policy for total Direct auto was down 4% during 2008, although the rate of decrease was lower in the second half of the year than the first half; a shift in the mix of our business to more preferred customers offset the rate increases taken during the year. In 2007 and 2006, written premium per policy decreased 6% and 1%, respectively, reflecting rate decreases during those time periods. In each of the last three years, the decreases were driven by declines in written premium per policy for both new and renewal business.

The number of total quotes in the Direct business increased in 2008 and decreased in both 2007 and 2006, as compared to the prior year. Our entry into Massachusetts in May 2008 with an auto product distributed primarily via the Internet contributed to our increase in quoting activity. Phone quotes remained flat in 2008 and were down in both 2007 and 2006, compared to the prior year. The rate of conversion for Internet-initiated business increased during 2008, but to a lesser extent than the increases experienced in 2007 and 2006, while the conversion rate for phone-initiated business decreased for 2008, and increased during both 2007 and 2006, compared to the prior year. We are continuing to see the Internet becoming a greater portion of our Direct business mix, which historically has had a lower conversion rate than phone.

For 2008, 2007, and 2006, we saw our total advertising expenditures increase on a year-over-year basis. In 2008, we launched a new advertising campaign, which provides a consistent identity and serves as a foundation for delivery of our many messages. During 2008, we also hired a Chief Marketing Officer as one of many steps that we have taken to achieve our key objective of having our efforts in marketing and other brand-building activities match our competency in other technical skills, such as pricing and claims handling.

D. Commercial Auto

	Growth Over Prior Year
	2008	2007	2006
Net premiums written	(7)%	(4)%	5%
Net premiums earned	(5)%	—%	11%
Policies in force	—%	7%	7%
New applications	(8)%	3%	1%
Renewal applications	4%	5%	4%

Progressive’s Commercial Auto business writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses, with the majority of our customers insuring three or fewer vehicles. Our Commercial Auto business represented about 13% of our total net premiums written for each of the last three years. This business is primarily distributed through independent agents and operates in the specialty truck and business auto markets. The specialty truck commercial auto market, which accounts for slightly more than half of the total Commercial Auto premiums and approximately 40% of the vehicles we insure in this business, includes dump trucks, logging trucks, tow trucks, local cartage, and other short-haul commercial vehicles. The remainder is in the business auto market, which includes autos, vans, and pick-up trucks used by artisans, such as contractors, landscapers, and plumbers, and a variety of other small businesses. Both of these markets have been significantly affected by the downturn in the economy, as well as increased competition in the commercial auto business.

We currently write our Commercial Auto business in 49 states; we do not write Commercial Auto in Hawaii or the District of Columbia. We entered Massachusetts early in 2007 and West Virginia in early 2006. The majority of our policies are written for 12-month terms.

App.-A-44

As compared to the prior year, total written premium per policy decreased about 4% in 2008, compared to a decrease of 6% in 2007 and an increase of 5% in 2006. The unprecedented economic times during 2008 also had a significant effect on our Commercial Auto business growth. In light of these circumstances, we were pleased that the number of Commercial Auto policies in force remained relatively unchanged in 2008, as compared to 2007.

Commercial Auto’s expense ratio increased 1.3 points during 2008, primarily reflecting lower earned premium during 2008. In 2007, the expense ratio increased one point resulting from significant investments in agency distribution and direct marketing capability, as well as reduced premiums.

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

E. Other Indemnity

Progressive’s other indemnity businesses, which represented less than 1% of our net premiums written, primarily include writing professional liability insurance for community banks and a small amount of run-off business. The underwriting profit (loss) in these businesses may fluctuate widely due to the low premium volume, variability in losses, and the run-off nature of some of these products. The effect of these businesses on our overall operations is minimal.

Our community bank program has produced an underwriting profit for each of the last three years. We continue to review this program in light of the significant turbulence that has impacted the financial markets during the year. We believe that we do not have any significant exposure to claims arising from this financial crisis. From a strategic perspective, community banks tend not to be exposed to the same issues as the larger, highly leveraged financial institutions. In spite of these market conditions, our claim activity has remained fairly consistent.

F. Service Businesses

Our service businesses provide insurance-related services and represented less than 1% of our total revenues for each of the last three years and do not have a material effect on our overall operations. Our principal service business is providing policy issuance and claims adjusting services for the Commercial Auto Insurance Procedures/Plans (CAIP), which are state-supervised plans serving the involuntary markets in 36 states. We have previously competed with two other major carriers for the CAIP business. However, one of these carriers ceased writing new business in the second quarter 2008 and the remaining carrier announced that it will cease writing business in early 2009. This will leave us as the largest CAIP provider countrywide. Although our market share will be increasing, we may not realize an immediate increase in revenues as the cyclical downturn in the CAIP market continues.

As a service provider, we collect fee revenue that is earned on a pro rata basis over the term of the related policies. We cede 100% of the premiums and losses to the plans. Reimbursements to us from the CAIP plans are required by state laws and regulations. Material violations of contractual service standards can result in ceding restrictions for the affected business. We have maintained, and plan to continue to maintain, compliance with these standards. Any changes in our participation as a CAIP service provider would not materially affect our financial condition, results of operations, or cash flows.

Service business revenues have decreased in each of the last three years. The decrease reflects the continuing cyclical downturn in the involuntary commercial auto market. Total service expenses, however, did not decrease at the same rate, primarily due to the fixed costs associated with our total loss replacement program, which was another one of our service businesses through which we would help policyholders and claimants find and purchase a replacement vehicle when their automobile is declared to be a total loss. We evaluated the benefits of maintaining this service in-house and concluded that contracting with third-party providers to deliver this service will continue to meet our customers’ needs and reduce our costs; this transition was completed in the second quarter 2008.

G. Litigation

The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies in the ordinary course of our business. All legal actions relating to such insurance claims are considered by us in establishing our loss and loss adjustment expense reserves.

In addition, various Progressive entities are named as defendants in a number of class action or individual lawsuits arising out of the operations of the insurance subsidiaries. These cases include those alleging damages as a result of our use of credit in underwriting and related requirements under the federal Fair Credit Reporting Act; practices in evaluating or paying medical or

App.-A-45

injury claims or benefits, including, but not limited to, personal injury protection, medical payments, uninsured motorist/underinsured motorist (UM/UIM), and bodily injury benefits; rating practices at policy renewal; the utilization, content, or appearance of UM/UIM rejection forms; the practice of taking betterment on boat repairs; labor rates paid to auto body repair shops; and cases challenging other aspects of our claims or marketing practices or other business operations. Other insurance companies face many of these same issues. During 2008, we settled one putative class action challenging our installment payment program for an amount that was not material to our financial condition, results of operations, or cash flows. During 2007, we settled a nationwide class action challenging our use of software to assist in the adjustment of bodily injury claims; a state class action challenging payments of certain medical benefits; and a state class action challenging the amount charged for UIM premiums. During 2006, we settled nationwide claims challenging our use of credit information and notice requirements under the federal Fair Credit Reporting Act; statewide class action lawsuits that challenged our payment of preferred provider rates on personal injury protection claims; and certain statewide class action lawsuits challenging our payments of MRI bills under personal injury protection coverage. These settlements did not have a material effect on our financial condition, cash flows, or results of operations. See Note 12 – Litigation for a more detailed discussion.

H. Income Taxes

As reported in the balance sheets, income taxes are comprised of net current income taxes recoverable and net deferred tax assets and liabilities. A deferred tax asset/liability is a tax benefit/expense that is expected to be realized in a future tax return. At both December 31, 2008 and 2007, our income taxes were in a net asset position.

Our net deferred tax asset was $793.3 million at December 31, 2008, compared to $92.2 million at December 31, 2007, primarily reflecting the write-downs on securities during the year that have not been recognized for tax purposes, as well as net unrealized losses. Although realization of the deferred tax asset is not assured, management believes it is more likely than not that the deferred tax asset will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes. For a complete discussion of our deferred tax assets, see the Critical Accounting Policies-Deferred Tax Assets section.

There have been no material changes in our uncertain tax positions during 2008.

See Note 5 – Income Taxes for further information.

App.-A-46

IV.  RESULTS OF OPERATIONS—INVESTMENTS

A. Portfolio Allocation

At year-end 2008, the fair value of our investment portfolio was $13.0 billion, 8% less than at year-end 2007, reflecting significant declines in the value of our common and preferred stock holdings, our common share repurchases over the last twelve months, and the payment of a dividend in January 2008. Our recurring investment income (e.g., interest and dividends) decreased 6% in 2008, as compared to 2007, reflecting a decrease in average assets, as well as lower yields during the year. In 2008, we also recognized $1.4 billion in net realized losses, primarily the result of write-downs of securities determined to have had other-than-temporary declines in market value. These write-downs were principally in our preferred stock portfolio, which continued to feel the effects of the market-related issues associated with the disruption in the mortgage and other credit markets, as well as deterioration in fundamentals relating to certain financial industry issuers.

Progressive’s investment strategy targets a range of between 75% and 100% in fixed-income securities with the balance in common equities. This strategy is based on our need to maintain capital adequate to support our insurance operations, recognizing that our outstanding claim obligations are short in duration. Investments in our portfolio have varying degrees of risk. We evaluate the risk/reward trade-offs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity, and the potential return of the investment portfolio. We also monitor the value at risk of the portfolio to evaluate the maximum potential loss (see the Quantitative Market Risk Disclosures, a supplemental schedule provided in this Annual Report, for further information). The composition of the investment portfolio at December 31 was:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Portfolio	Duration (years)	Rating[2]
2008
Fixed maturities	$10,295.3	$195.9	$(544.5)	$—	$9,946.7	76.6%	3.7	AA+
Nonredeemable preferred stocks	1,131.3	73.5	(17.3)	(37.5)	1,150.0	8.9	2.0	BBB+
Short-term investments:
Other short-term investments	1,153.6	—	—	—	1,153.6	8.9	<1	AA+

Total fixed income	12,580.2	269.4	(561.8)	(37.5)	12,250.3	94.4	3.2	AA+
Common equities	553.6	203.5	(29.3)	—	727.8	5.6	na	na

Total portfolio[3,4]	$13,133.8	$472.9	$(591.1)	$(37.5)	$12,978.1	100.0%	3.2	AA+

2007
Fixed maturities[5]	$9,135.6	$137.1	$(87.8)	$—	$9,184.9	64.8%	4.0	AA
Nonredeemable preferred stocks	2,578.1	6.0	(306.4)	(7.4)	2,270.3	16.0	1.9	A-
Short-term investments:
Other short-term investments	382.4	—	—	—	382.4	2.7	<1	AA+

Total fixed income	12,096.1	143.1	(394.2)	(7.4)	11,837.6	83.5	3.5	AA
Common equities	1,361.0	986.8	(20.3)	—	2,327.5	16.5	na	na

Total portfolio[3,4]	$13,457.1	$1,129.9	$(414.5)	$(7.4)	$14,165.1	100.0%	3.5	AA

na = not applicable

[1]	Represents net holding period gains (losses) on certain hybrid securities.

[2]

Credit quality ratings are assigned by nationally recognized securities rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between a AAA and AA+, we assigned an internal rating of AAA-.

[3]	At December 31, 2008 and 2007, we had $254.2 million and $77.0 million of unsettled security transactions (offset in other liabilities), respectively.

[4]

December 31, 2008 and 2007 totals include $1.0 billion and $2.1 billion, respectively, of securities in the portfolio of a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

[5]

Balance at December 31, 2007 includes $34.1 million of collateral in the form of Treasury Notes delivered to a counterparty on an open derivative position; the position was closed during 2008. See the Derivative Instruments section in Note 2 – Investments for further discussion.

During the year, we shortened our duration in the fixed-maturity portfolio slightly, primarily as a result of the historically low market interest rates. We also increased our overall credit quality from AA to AA+, mainly due to the increase in holdings of U.S. Treasury and short-term investments, in order to reduce overall market and credit-related risk in the portfolio. Additionally, we reduced our exposure to common stocks from approximately 15% during the year to 6% by year end, as an additional reduction to future capital risk during this volatile market period. Our portfolio allocation still remains within our target of 0%-25% exposure to common stocks. Our nonredeemable preferred stock portfolio’s credit quality deteriorated during 2008 from A- at the beginning

App.-A-47

of the year to BBB+ by year-end 2008. The cause of the decline was credit downgrades that occurred during the latter part of 2008 on five financial sector firms, which represented 13% of our nonredeemable preferred stock portfolio at year end. We continue to receive our periodic dividend payments on all such securities, other than our immaterial remaining holding in Fannie Mae. Our holdings in the financial sector predominantly represent the largest bank holding companies to which the Federal Government has committed capital, reflecting the systemic importance of these companies to the overall United States economy. See our detailed Preferred Stocks – Redeemable and Nonredeemable discussion below.

Unrealized Gains and Losses

As of December 31, 2008, our portfolio had $118.2 million of pretax net unrealized losses, recorded as part of accumulated other comprehensive income, compared to $715.4 million of net unrealized gains at December 31, 2007. The net unrealized gains in the common stock portfolio decreased $792.3 million, reflecting both the gains and losses generated from the sales of securities, as well as the negative return of the broad equity markets. During the year, the fair value of our fixed-income securities declined reflecting widening credit spreads, partially offset by a reduction in interest rates. The net unrealized loss position at December 31, 2008, includes the effect of realizing through the income statement $1,858.8 million of write-downs on securities determined to be other-than-temporarily impaired during 2008; the write-downs were primarily in our preferred stock portfolio. See Note 2 – Investments for a further break-out of our gross unrealized gains and losses.

Fixed-Income Securities

The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. The fixed-maturity securities, including redeemable preferred stocks, and short-term securities, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2008		2007
Investment-grade fixed maturities:[1]
Short/intermediate term	$10,836.0	97.6%	$9,084.2	95.0%
Long term	45.7	.4	147.0	1.5
Non-investment-grade fixed maturities[2]	218.6	2.0	336.1	3.5

Total	$11,100.3	100.0%	$9,567.3	100.0%

[1]

Long term includes securities with expected liquidation dates of 10 years or greater. Asset-backed securities are reported at their weighted average maturity based upon their projected cash flows. All other securities that do not have a single expected maturity date are reported at average maturity. See Note 2 – Investments for further discussion.

[2]	Non-investment-grade fixed-maturity securities are non-rated or have a quality rating of an equivalent BB+ or lower, classified by the lowest rating from a nationally recognized rating agency.

A primary exposure for the fixed-income portfolio is interest rate risk, which is managed by maintaining the portfolio’s duration between 1.8 to 5 years. Interest rate risk includes the change in value resulting from movements in the underlying market rates of debt securities held. The fixed-income portfolio had a duration of 3.2 years at December 31, 2008, compared to 3.5 years at December 31, 2007. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) are monitored on a regular basis.

As of December 31, the duration distribution of our fixed-income portfolio was:

Duration Distribution	2008	2007
1 year	19.6%	12.5%
2 years	19.9	18.2
3 years	17.6	24.6
5 years	32.1	27.4
10 years	10.8	17.3

Total fixed-income portfolio	100.0%	100.0%

The shift in duration during 2008 resulted from our decision to reduce the overall portfolio valuation risk exposure.

Another primary exposure related to the fixed-income portfolio is credit risk. This risk is managed by maintaining a minimum average portfolio credit quality rating of A+, as defined by nationally recognized rating agencies, and limiting non-investment-grade securities to a maximum of 5% of the fixed-income portfolio. Pursuant to guidelines in effect in 2008 established by our Board of Directors, investment in a single issuer’s bonds and preferred stocks is limited to no more than 6% of our shareholders’ equity, except for U.S. Treasury and agency bonds; any state’s general obligation bonds are limited to 12% of shareholders’ equity.

App.-A-48

The credit quality distribution of the fixed-income portfolio at December 31 was:

Rating	2008	2007
AAA	59.0%	49.4%
AA	16.3	20.6
A	13.6	16.2
BBB	9.0	10.6
Non-rated/other	2.1	3.2

Total	100.0%	100.0%

During 2008, the AAA rating category increased while the remaining ratings categories decreased, due to our decision to reduce our exposure to the highly volatile market sectors, including common equities (discussed below), and adding to our holdings of U.S. Treasury securities and short-term instruments.

Our portfolio is also exposed to concentration risk. Our credit risk limits single issuer exposure; however, economic sector allocation is a key concentration risk. During 2008, the concentration risk in our portfolio was evidenced by an overweighting in preferred stocks, predominantly invested in the financial services sector. This concentration risk, coupled with the credit crisis (credit risk), led to the significant decline in valuation of our total portfolio. We consider concentration risk more broadly to asset classes, including but not limited to common equities, residential and commercial mortgage securities, municipal bonds, and high-yield bonds. During 2009, we will adjust our concentration exposure guidelines to reduce certain sector concentrations, as well as our single issuer guidelines, to reduce credit risk exposure, referred to above.

Prepayment and extension risk, especially in our structured product and preferred stock portfolios, is another risk that we monitor in the portfolio. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that a security we hold has a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. The different types of structured debt and preferred securities that we hold help minimize this risk. During 2008, we did not experience significant prepayment or extension of principal relative to our expectations in the portfolio.

However, part of the decline in the value of our preferred stock portfolio during the year was due to anticipated extension risk. The preferred stocks were being priced under the assumption that issuers would not call their outstanding issues at the first call date and might even choose to leave these securities outstanding as long as possible. This assumption was based on the fact that the current dividend rates on the outstanding securities were lower than those available on new issues, as well as the fact that the preferred stock market for new issues was largely not available during the latter part of 2008. The drop in price by assuming extension, particularly for perpetual securities with no mandatory redemption date, was significant.

In addition, we face the risk that our preferred stock dividend payments could be deferred for one or more periods. As of December 31, 2008, all of our preferred securities, with the exception of Fannie Mae, continue to pay fully and timely dividends.

Liquidity risk is another risk factor we monitor. Based on the volatility of the markets in general and the widening of credit spreads, we elected to reduce portfolio valuation risk and direct new investments primarily to U.S. Treasury and short-term securities in order to preserve capital and maintain our desired liquidity position. As of December 2008, we had $4.8 billion in U.S. Treasury and short-term securities, approximately three times as much as we had at the same time last year. Another facet of liquidity risk involves the inability to sell securities due to a lack of buyers. Our overall portfolio remains very liquid and sufficient to meet capital requirements; however, beyond U.S. Treasury obligations, market liquidity remains highly variable and generally constrained. There continue to be instances within the portfolio where less liquidity exists. The short to intermediate duration of our portfolio provides an additional source of liquidity as we expect approximately 15% of our non-U.S. Treasury and short-term, fixed-income portfolio to repay principal over the course of 2009. In addition, cash from principal and dividend payments provides a recurring source of liquidity.

App.-A-49

Included in the fixed-income portfolio are U.S. government obligations, which include U.S. Treasury Notes and interest rate swaps. Although the interest rate swaps are not obligations of the U.S. government, they are recorded in this portfolio as the change in fair value is correlated to movements in the U.S. Treasury market. The duration of these securities was comprised of the following at December 31, 2008:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes
Less than two years	$390.3	1.9
Two to five years	2,315.4	4.4
Five to nine years	891.6	7.9

Total U.S. Treasury Notes	3,597.3	5.0

Interest Rate Swaps
Less than two years ($1,250 notional value)	41.8	1.4
Two to five years ($550 notional value)	54.5	3.9

Total interest rate swaps ($1,800 notional value)	96.3	2.2

Total U.S. government obligations	$3,693.6	6.0

The total duration of 6 years exceeds the duration of the components due to the leverage effect of derivative instruments on the overall duration. This is the case because, in determining duration, we add the interest rate sensitivity of our interest rate swap positions to that of our Treasury holdings, but do not add the notional value of the swaps to our Treasury holdings in order to calculate an unlevered duration for the portfolio.

ASSET-BACKED SECURITIES

Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gain (Loss)	% of Asset- Backed Securities	Duration (years)	Rating
2008
Collateralized mortgage obligations[1]	$409.7	$(89.0)	18.6%	1.5	AAA-

Commercial mortgage-backed securities	956.7	(203.2)	43.4	2.2	AA+
Commercial mortgage-backed securities: interest only	493.2	(39.5)	22.4	1.5	AAA-

Subtotal commercial mortgage-backed securities	1,449.9	(242.7)	65.8	2.0	AA+

Other asset-backed securities:
Automobile	70.0	(6.2)	3.2	2.0	AAA
Home equity (sub-prime bonds)	213.4	(46.7)	9.7	.1	AA
Other[2]	59.1	(3.9)	2.7	.7	AA

Subtotal other asset-backed securities	342.5	(56.8)	15.6	.6	AA+

Total asset-backed securities	$2,202.1	$(388.5)	100.0%	1.7	AA+

2007
Collateralized mortgage obligations[1]	$611.4	$(1.8)	24.3%	1.2	AAA-

Commercial mortgage-backed securities	914.7	23.4	36.5	2.7	AA
Commercial mortgage-backed securities: interest only	759.1	(.2)	30.2	1.9	AAA-

Subtotal commercial mortgage-backed securities	1,673.8	23.2	66.7	2.3	AA+

Other asset-backed securities:
Home equity (sub-prime bonds)	148.7	(12.2)	5.9	.1	AA
Other[2]	77.7	(1.2)	3.1	1.1	A

Subtotal other asset-backed securities	226.4	(13.4)	9.0	.4	AA-

Total asset-backed securities	$2,511.6	$8.0	100.0%	1.9	AA+

[1]

Includes $30.7 million of Alt-A, non-prime bonds (low document/no document or non-conforming prime loans) with a net unrealized loss of $15.3 million and a credit quality of AA as of December 31, 2008; includes $52.3 million of Alt-A bonds that had a net unrealized loss of $.1 million and a credit quality of AAA as of December 31, 2007. The remainder for both periods represents seasoned prime loans.

[2]	Includes equipment leases, manufactured housing, and other types of structured debt.

App.-A-50

At December 31, 2008, our asset-backed securities had a net unrealized loss of $388.5 million, compared to a net unrealized gain of $8.0 million at December 31, 2007. Substantially all of the asset-backed securities have available market quotes, although the spreads between the bid and offer prices are wider than in recent years given the current market conditions reflecting a general drop in liquidity. As of December 31, 2008, approximately 11% of our asset-backed securities are exposed to non-prime mortgage loans (home equity and Alt-A). We reviewed all of our asset-backed securities for other-than-temporary impairment and yield or asset valuation adjustments under current accounting guidance, and we realized $38.8 million in write-downs on these securities during the year ended December 31, 2008, compared to $1.9 million during the year ended December 31, 2007. During 2008 and 2007, we realized $31.1 million and $1.7 million, respectively, of losses related to other-than-temporarily impaired home-equity securities. We did not have any write-downs in our Alt-A securities during 2008 or 2007.

Collateralized Mortgage Obligations  At December 31, 2008, 18.6% of our asset-backed securities were collateralized mortgage obligations (CMO). During the year ended December 31, 2008, we recorded $7.1 million of write-downs on our CMO portfolio. The following table shows the collateralized mortgage obligations by deal origination year, along with the loan classification.

Collateralized Mortgage Obligations
	Deal Origination Year						% of Collateralized Mortgage Obligations
($ in millions) Category	2007	2006	2005	2004	Pre-2004	Total
Non-agency prime:
With mandatory redemption[1]	$—	$—	$38.8	$58.0	$—	$96.8	23.6%
Increase (decrease) in value	—%	—%	(2.7)%	(3.2)%	—%	(3.0)%

No mandatory redemption[2]	$38.9	$29.9	$99.4	$28.3	$48.2	$244.7	59.7%
Increase (decrease) in value	(13.3)%	(21.9)%	(27.7)%	(24.2)%	(16.7)%	(22.5)%

Alt-A	$—	$—	$16.6	$7.9	$6.2	$30.7	7.5%
Increase (decrease) in value	—%	—%	(43.2)%	(12.5)%	(19.8)%	(33.3)%

Government/GSE[3]	$17.2	$—	$—	$—	$20.3	$37.5	9.2%
Increase (decrease) in value	8.3%	—%	—%	—%	(3.4)%	1.6%

Total	$56.1	$29.9	$154.8	$94.2	$74.7	$409.7	100.0%

Increase (decrease) in value	(7.6)%	(21.9)%	(25.1)%	(11.4)%	(13.8)%	(17.8)%

[1]	These securities are required to be retired at par value by May 2009.

[2]

These securities do not have a mandatory redemption date; hence, the securities will retire at the earlier of contractual maturity or projected cash flow expiration. All 2006 and 2007 securities in this category are collateralized primarily (greater than 90%) by mortgages originated in or prior to 2005.

[3]

The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).

Commercial Mortgage-Backed Securities  At December 31, 2008, 43.4% of our asset-backed securities were commercial mortgage-backed securities (CMBS).

The following table details the credit quality rating and fair value of our CMBS portfolio by year of deal origination.

Commercial Mortgage-Backed Securities
	Rating
($ in millions) Deal Origination Year	AAA	AA	A	BBB	Non-Investment Grade	Fair Value	% of Total Exposure
Pre-2000	$—	$2.9	$—	$29.3	$8.4	$40.6	4.2%
2000	46.3	18.0	—	—	—	64.3	6.7
2001	118.0	22.8	4.6	9.6	—	155.0	16.2
2002	94.0	—	9.2	—	—	103.2	10.8
2003	145.0	6.6	1.8	—	—	153.4	16.1
2004	127.9	11.6	1.6	6.6	6.4	154.1	16.1
2005	102.6	—	—	2.8	—	105.4	11.0
2006	121.3	—	—	6.6	28.0	155.9	16.3
2007	—	—	5.9	2.0	16.9	24.8	2.6

Total fair value	$755.1	$61.9	$23.1	$56.9	$59.7	$956.7	100.0%

% of Total fair value	78.9%	6.5%	2.4%	6.0%	6.2%	100.0%

App.-A-51

The CMBS portfolio contains 12.2% of securities that are rated BBB or lower, with a net unrealized loss of $62.7 million at December 31, 2008, and an average duration of 1.6 years, compared to 2.2 years for the entire CMBS portfolio.

As with many other asset-backed classes, the CMBS market saw more aggressive underwriting from 2005–2007. These more aggressive underwriting guidelines have led to a higher level of investor concern for deals originated in this timeframe.

Our 2005 and 2006 deal origination (vintage) year AAA exposure is heavily weighted to securities with the most senior levels (over 20%) of credit support. While we expect CMBS delinquencies to continue to rise in 2009, we feel that we have an adequate level of credit support to protect these investments. The following table displays the amount of senior and junior AAA bonds that we have in each vintage. The average credit support and delinquencies are shown in order to indicate the cushion that is available in these tranches to sustain losses.

($ in millions) Deal Origination Year	Senior AAA[1]	Junior AAA (AJ) [2]	Average Life (years)	Average Credit Support[3]	Average Delinquencies[4]	Average Yield to Maturity[5]
2005	$92.6	$10.0	3.4	27.5%	.9%	10.4%
2006	$121.3	$—	2.3	29.6%	1.4%	12.0%

[1]	Above 20% credit support.

[2]	Above 13% credit support.

[3]	This amount represents the amount of cushion available to absorb realized losses.

[4]	This represents the percentage of loans that are 30 days or more past due.

[5]	The yield to maturity equals the return, inclusive of interest and principal payments that we would expect to receive assuming the bond matures at its expected maturity date.

The entire 2005-2006 non-AAA segment is composed of cell phone tower securitizations. All of these bonds have a single borrower and are backed by a cross collateralized pool of cellular phone towers throughout the United States. As can be seen from the table below, these bonds have short average lives and have significant net cash flow relative to their interest payments.

Deal Origination Year	Average Life	Yield to Maturity	Debt Service Coverage Ratio
2005	1.4 years	19.8%	3.5x
2006	2.7 years	33.2%	2.9x

Our entire 2007 exposure is made up of two different types of investments. One is a $5 million exposure to a B/B2 rated cell tower transaction similar to the exposure in previous vintages. The average life on this bond is 3.3 years and it has a 30.7% yield to maturity. The second 2007 exposure is a $20 million position that consists of three different bonds with a single borrower rated A+, BBB-, and unrated, and is secured by a cross collateralized portfolio of office properties. The average life on this position is 3.1 years, assuming the borrower exercises its option to extend the final maturity.

Commercial Mortgage-Backed Securities: Interest Only  We also held CMBS interest only (IO) securities at December 31, 2008. The IO portfolio had an average credit quality of AAA- and a duration of 1.5 years. During the year ended December 31, 2008, we recorded $.6 million of write-downs on our IO portfolio, compared to $.2 million during the year ended December 31, 2007. The following table shows the fair value of the IO securities by deal origination year.

Commercial Mortgage-Backed Securities: Interest Only
($ in millions) Deal Origination Year	Fair Value	% of Total Exposure
Pre-2000	$4.6	.9%
2000	21.1	4.3
2001	16.4	3.3
2002	15.0	3.0
2003	68.4	13.9
2004	75.8	15.4
2005	132.3	26.8
2006	159.6	32.4

Total fair value	$493.2	100.0%

Planned amortization class IOs comprised 91% of our IO portfolio. This is a class that is structured to provide bondholders with greater protection against loan prepayment, default, or extension risk. The bonds are at the top of the payment order for interest distributions and benefit from increased structural support over time as they repay. Since 2004, 100% of the IO securities that we have purchased were made up of this more protected class.

App.-A-52

Home-Equity Securities  The following table shows the credit quality rating of our home-equity securities by deal origination year, along with a comparison of the fair value at December 31, 2008, to our original investment value (adjusted for returns of principal and amortization).

Home-Equity Securities
	Deal Origination Year
($ in millions) Rating (date acquired)	2007	2006	2005	2004	Total	% of Home Equity Loans
AAA (December 2007-May 2008)	$—	$60.9	$47.5	$—	$108.4	50.8%
Decrease in value	—%	(10.9)%	(12.4)%	—%	(11.6)%

AA (September 2007-May 2008)	$—	$5.9	$50.3	$9.1	$65.3	30.6%
Decrease in value	—%	(20.9)%	(25.1)%	(36.8)%	(26.6)%

A (August 2007-April 2008)	$—	$—	$8.8	$5.0	$13.8	6.5%
Decrease in value	—%	—%	(15.2)%	—%	(10.2)%

BBB (March 2007-December 2007)	$—	$13.4	$10.5	$1.1	$25.0	11.7%
Decrease in value	—%	(29.7)%	(11.2)%	(19.9)%	(22.5)%

Non-investment grade (August 2007)	$.4	$—	$.5	$—	$.9	.4%
Decrease in value	—%	—%	—%	—%	—%

Total	$.4	$80.2	$117.6	$15.2	$213.4	100.0%

Decrease in value	—%	(15.5)%	(18.4)%	(26.7)%	(18.0)%

MUNICIPAL SECURITIES

Included in the fixed-income portfolio at December 31, 2008, were $3,004.4 million of state and local government obligations with an overall credit quality of AA. These securities had a net unrealized loss of $37.0 million at December 31, 2008, compared to a net unrealized gain of $38.8 million at December 31, 2007. The following table details the credit quality rating of our municipal securities at December 31, 2008, without the benefit of credit or bond insurance as discussed below.

Municipal Securities Rating
(millions) Rating	General Obligations	Revenue Bonds	Total
AAA	$357.7	$397.5	$755.2
AA	652.2	1,258.1	1,910.3
A	154.1	143.9	298.0
BBB	1.4	29.6	31.0
Other	—	9.9	9.9

Total	$1,165.4	$1,839.0	$3,004.4

Included in revenue bonds are $1.0 billion of single family housing revenue bonds issued by state housing finance agencies of which $.7 billion are supported by individual mortgages held by the state housing finance agencies and $.3 billion are supported by mortgage-backed securities. Of the programs supported by mortgage-backed securities, approximately 40% are collateralized by Fannie Mae mortgages; the remaining 60% are collateralized by Ginnie Mae loans, which are fully guaranteed by the U.S. Government. Of the programs supported by individual mortgages held by the state housing finance agencies, the overall credit quality rating is AA. Most of these mortgages are supported by FHA, VA, or private mortgage insurance providers.

App.-A-53

Approximately 31%, or $931.9 million, of our total municipal securities were insured general obligation or revenue bonds, which in the aggregate had a decline in credit quality from AAA at December 31, 2007 to AA- as of December 31, 2008. The credit quality decline was primarily due to rating downgrades of FGIC, AMBAC, and MBIA monoline bond insurers. The following table shows the composition and credit quality rating of these municipal obligations by monoline insurer at December 31, 2008. The credit quality rating represents the rating of the underlying security, excluding credit insurance, based on ratings by nationally recognized rating agencies.

Insurance Enhanced Municipal Securities
(millions) Monoline Insurer/ Rating	General Obligations	Revenue Bonds	Total
FGIC
AA	$72.1	$45.9	$118.0

AMBAC
AA	$103.4	$69.0	$172.4
A	38.3	—	38.3
BBB	—	1.0	1.0
Non-rated	—	5.1	5.1

	$141.7	$75.1	$216.8

MBIA
AA	$120.3	$155.1	$275.4
A	102.9	50.4	153.3
BBB	—	5.1	5.1
Non-rated	—	4.8	4.8

	$223.2	$215.4	$438.6

FSA
AA	$47.2	$67.7	$114.9
A	—	22.8	22.8
BBB	—	20.8	20.8

	$47.2	$111.3	$158.5

TOTAL
AA	$343.0	$337.7	$680.7
A	141.2	73.2	214.4
BBB	—	26.9	26.9
Non-rated	—	9.9	9.9

	$484.2	$447.7	$931.9

As of December 31, 2008 and 2007, the insurance-enhanced general obligation and revenue bonds had combined net unrealized gains of $12.9 million and $12.5 million, respectively. We buy and hold these securities based on our evaluation of the underlying credit without reliance on the monoline insurance. Our policy does not require us to liquidate securities should the insurance provided by the monoline insurers cease to exist.

CORPORATE SECURITIES

Included in our fixed-income securities at December 31, 2008, were $642.3 million of fixed-rate corporate securities which had a duration of 3.9 years and an overall credit quality rating of BBB+. These securities had a net unrealized loss of $51.9 million at December 31, 2008, compared to a net unrealized gain of $3.4 million at December 31, 2007. During the year ended December 31, 2008, we recorded $69.0 million of other-than-temporary impairment losses on our corporate debt portfolio. The table below shows the exposure break-down by rating and sector.

Corporate Securities Rating by Sector
Sector	AAA	AA	A	BBB	% of Portfolio
Financial Services
U.S. banks	—%	—%	4.4%	—%	4.4%
Insurance	—	10.4	9.2	—	19.6
Other financial	3.2	—	4.6	7.7	15.5

Total Financial Services	3.2	10.4	18.2	7.7	39.5

Agency	—	—	—	—	—
Industrial	—	—	3.2	57.3	60.5
Utility	—	—	—	—	—

Total	3.2%	10.4%	21.4%	65.0%	100.0%

App.-A-54

PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE

We hold both redeemable (e.g., mandatory redemption dates) and nonredeemable (e.g., perpetual preferred stocks with call dates) preferred stocks. Nonredeemable preferred stocks also include securities that have call features with fixed-rate coupons (i.e., hybrid securities), whereby the change in value of the call features is a component of the overall change in value of the preferred stocks. The following table lists our preferred stocks, including both redeemable ($387.9 million) and nonredeemable ($1,150.0 million), as of December 31, 2008, for individual issuers as to which we recorded other-than-temporary impairments during 2008 that had a cost exceeding 2% of total shareholders’ equity as of June 30, 2008, which was prior to the significant valuation declines that occurred during the second half of 2008. We made no additional investments in preferred stocks during the second half of 2008.

($ in millions) Issuers	Fair Value at December 31, 2008	% of Total Portfolio
Bank of America (includes Merrill Lynch)	$155.6
Wells Fargo (formerly Wachovia)	105.8
U.S. Bancorp	83.0
MetLife Inc.	71.8
HSBC USA Inc.	63.8
Goldman Sachs	57.1
Morgan Stanley	44.8
J.P. Morgan	34.2
Fannie Mae	1.0

Subtotal	617.1	4.8%
Other preferred stocks[1]	867.8	6.7%
Hybrid preferred stocks[2]	53.0	.4%

Total preferred stocks	$1,537.9	11.9%

[1]

Includes Citigroup with a fair value of $42.9 million, which, when combined with its hybrid preferred issue disclosed in footnote 2 of this table, exceeded 2% of total shareholders’ equity as of June 30, 2008.

There	are a total of 34 issuers in the following sectors: Financial: 56%; Industrial: 34%; and Utility: 10%.

[2]	Includes Citigroup: $39.5 million and MetLife Inc.: $5.1 million.

Our preferred stock portfolio had a net unrealized gain of $56.9 million at December 31, 2008, compared to a net unrealized loss of $342.0 million at December 31, 2007. During the year ended December 31, 2008, we wrote down our preferred stock portfolio by $1,676.7 million due to a combination of issuer fundamentals and severe market declines where we had the inability to determine objectively whether the securities would recover substantially in the near term (see the Other-Than-Temporary Impairment section below for further discussion).

Our preferred stocks had an overall credit quality rating of BBB+ at December 31, 2008. The table below shows the exposure break-down by rating and sector.

Preferred Stocks Rating by Sector
Sector	A	BBB	Non- Investment Grade	% of Preferred Stock Portfolio
Financial Services
U.S. banks	43.9%	13.2%	—%	57.1%
Foreign banks	1.7	.5	—	2.2
Insurance	1.9	7.4	3.7	13.0
Other financial	1.0	.7	.8	2.5

Total Financial Services	48.5	21.8	4.5	74.8
Agency	—	—	.1	.1
Industrial	—	12.2	7.0	19.2
Utility	1.5	4.4	—	5.9

Total	50.0%	38.4%	11.6%	100.0%

Approximately 60% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable. In addition, all of our non-investment-grade preferred stocks were with issuers that maintain investment-grade senior debt ratings.

App.-A-55

Approximately 70% of our preferred stock securities are fixed-rate securities and 30% are floating-rate securities. All of our preferred securities have call or mandatory redemption features. Most of the securities are structured to provide some protection against extension risk in the event the issuer elects not to call such securities at their initial call date by either paying a higher dividend amount or by paying floating-rate coupons. Of our fixed-rate securities, approximately 90% will convert to floating-rate dividend payments if not called at their initial call date.

Common Equities

Common equities, as reported in the balance sheets at December 31, were comprised of the following:

($ in millions)	2008		2007
Common stocks	$714.3	98.1%	$2,313.8	99.4%
Other risk investments	13.5	1.9	13.7	.6

Total common equities	$727.8	100.0%	$2,327.5	100.0%

Our common equity allocation is intended to enhance the return of and provide diversification for the total portfolio and may range from 0% to 25% of the investment portfolio. At December 31, 2008, 5.6% of the portfolio was in common equities, compared to 16.5% at the same time last year. The decrease reflects our decision to reduce our exposure to equity securities, which we began toward the end of the third quarter 2008. In addition, the common equities experienced a significant market decline over the last 12 months, which contributed to the reduction in fair value.

Common stocks are managed externally to track the Russell 1000 Index with an anticipated annual tracking error of +/-50 basis points (bps). Our individual holdings are selected based on their contribution to the correlation with the index. In order to maintain correlation to the index, we use a market capitalization of the portfolio’s holdings compared to the total capitalization of the Russell 1000 Index. For 2008 our GAAP basis total return, when compared to the Russell 1000 Index, resulted in a tracking error of approximately +12 bps outside of the anticipated range, or +62 bps. As a result of reducing our ongoing exposure to the volatile common stock market at the end of the third quarter, with the declines in the market occurring while we were trading, our portfolio’s tracking error to the index moved outside the desired +/-50 bps to as high as +/-95 bps on an annualized basis, and created the +12 bps spread referred to above. During the fourth quarter, we closed the tracking error variance down to a current +/-75 bps in order to reduce the overall variance on the portfolio going forward. The current high level of market volatility is the reason our predicted tracking error increased rather than a change in portfolio composition. We held 535 out of 985, or 54%, of the common stocks comprising the Russell 1000 Index at December 31, 2008 and approximately 86% of the total market capitalization of the index.

Other risk investments include private equity investments and limited partnership interests in private equity and mezzanine investment funds which have no off-balance-sheet exposure or contingent obligations, except for $.2 million of open funding commitments.

Trading Securities

Trading securities may be entered into from time to time for the purpose of near-term profit generation. We have not entered into any trading securities in the last three years.

Derivative Instruments

We invest in the following derivative exposures at various times: interest rate swaps; asset-backed credit default swaps; U.S. corporate debt and corporate debt indexed credit default swaps; and forecasted hedges. See Note 2 – Investments for further discussion of our derivative positions.

For all derivative positions discussed below, realized holding period gains and losses are netted with any upfront cash that may be exchanged under the contract to determine if the net position should be classified either as an asset or liability. To be reported as a component of the available-for-sale portfolio, the inception-to-date realized gain on the derivative position at period end would have to exceed any upfront cash received (net derivative asset). On the other hand, a net derivative liability would include any inception-to-date realized loss plus the amount of upfront cash received (or netted, if upfront cash was paid) and would be reported as a component of other liabilities. These net derivative assets/liabilities are not separately disclosed on the balance sheet due to the immaterial effect on our financial condition, cash flows, and results of operations.

App.-A-56

INTEREST RATE SWAPS

We invest in interest rate swaps primarily to manage the fixed-income portfolio duration. The following table summarizes our interest rate swap activity classified by the status (open vs. closed) of the swap position as of December 31, 2008. All of the open positions were entered into during 2008; we held no interest rate swaps in 2006.

				Gains (Losses)
		Notional Exposure		Years ended December 31,
(millions)	Coupon	2008	2007	2008	2007
Open Positions
2-year exposure	Receive fixed	$1,250	$—	$44.6	$—
5-year exposure	Receive fixed	550	—	59.7	—

Total open positions[1]		$1,800	$—	$104.3	$—

Closed Positions
5-year exposure	Receive variable	$225	$—	$6.9	$—
5-year exposure	Receive fixed	1,175	1,175	46.5	46.6
10-year exposure	Receive fixed	150	150	3.7	6.5

Total closed positions[2]		$1,550	$1,325	$57.1	$53.1

Total interest rate swaps				$161.4	$53.1

[1]	Includes $8.0 million of net interest income.

[2]	Includes net interest income (expense) of $.4 million and $(.7) million for 2008 and 2007, respectively.

ASSET-BACKED CREDIT DEFAULT SWAPS

The following table summarizes our holding period gains (losses) on the asset-backed credit default swaps classified by the status of the swap position as of December 31, 2008. We held no asset-backed credit default swaps in 2006.

	Bought or Sold Protection	Notional Exposure		Gains (Losses)
				Years ended December 31,

(millions)		2008	2007	2008	2007
Closed Positions
BBB-credit exposure	Sold	$140	$190	$(26.1)	$(51.3)
Treasury Note		140	190	6.4	7.9

Total asset-backed swaps[1]				$(19.7)	$(43.4)

[1]Includes	net interest income of $3.2 million and $1.5 million for 2008 and 2007, respectively.

CORPORATE CREDIT DEFAULT SWAPS

The following table summarizes our corporate credit default swap activity classified by the status of the swap position as of December 31, 2008. The open position was entered into during 2008.

	Bought or Sold Protection				Gains (Losses)
		Notional Exposure			Years ended December 31,
(millions)		2008	2007	2006	2008	2007	2006
Open Positions
5-year exposure	Bought	$25	$—	$—	$(.7)	$—	$—

Total open corporate[1]					$(.7)	$—	$—

Closed Positions
3-year exposure	Bought	$260	$—	$—	$(1.4)	$—	$—
5-year exposure	Bought	285	—	—	22.2	—	—
Non-investment-grade index	Bought	—	210	—	—	6.4	—
Investment-grade index	Bought	—	40	40	—	3.6	.1
Corporate swap exposure	Sold	—	—	130	—	—	9.9
Treasury Note		—	—	130	—	—	—

Total closed corporate[2]					$20.8	$10.0	$10.0

Total corporate swaps					$20.1	$10.0	$10.0

[1]	Includes $.2 million of net interest expense.

[2]	Includes net interest income (expense) of $(3.4) million, $(1.3) million, and $0 for 2008, 2007, and 2006, respectively.

App.-A-57

FORECASTED HEDGES

During the fourth quarter 2008, we entered into a cash flow hedge of forecasted foreign currency transactions. The hedge was designated as, and qualified for, cash flow hedge accounting treatment. We will defer the pretax gain or loss on this hedge and report the amount in accumulated other comprehensive income. The gain or loss on the contract will be amortized over the period in which foreign denominated expenses occur beginning the second half of 2009.

During the second quarter 2007, we entered into a forecasted debt issuance hedge against a possible rise in interest rates in anticipation of issuing $1 billion of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “Debentures”). The hedge was designated as, and qualified for, cash flow hedge accounting treatment. Upon issuance of the Debentures, the hedge was closed, and we recognized a pretax gain of $34.4 million, which is recorded as part of accumulated other comprehensive income. The $34.4 million gain is deferred and is being recognized as an adjustment to interest expense over the 10-year fixed interest rate term of the Debentures. During 2008 and 2007, we recognized $2.6 million and $1.3 million, respectively, as an adjustment to interest expense.

B. Investment Results

Recurring investment income (interest and dividends, before investment and interest expenses) decreased 6% in 2008 and increased 5% in 2007 and 21% in 2006. The decrease in 2008 was the result of reallocating our portfolio, and investing new cash to the portfolio predominantly in U.S. Treasury and short-term securities, both of which have lower yields than the current mix of credit-related products in the portfolio. Additionally, the general reduction in the market level interest rates affected the amount of income collected on our variable-rate securities. The increase in 2007 was primarily the result of a decision to add certain higher-yielding, though lower-rated, assets. These lower-rated assets provided additional income over our previous investments. The increase in investment income during 2006 was primarily the result of an increase in investment yields, with a small growth in average assets providing the balance of the increase.

We report total return to reflect more accurately the management philosophy governing the portfolio and our evaluation of investment results. The fully taxable equivalent (FTE) total return includes recurring investment income, net realized gains (losses) on securities, and changes in unrealized gains (losses) on investments.

We reported the following investment results for the years ended December 31:

	2008	2007	2006
Pretax recurring investment book yield	4.7%	4.8%	4.6%
Weighted average FTE book yield	5.5%	5.6%	5.3%
FTE total return:
Fixed-income securities	(7.1)%	4.4%	5.9%
Common stocks	(36.5)%	6.2%	16.3%
Total portfolio	(10.4)%	4.7%	7.4%

A further break-down of our total returns for our fixed-income securities for the years ended December 31 follows:

	2008	2007	2006
Fixed-income securities:
U.S. Treasury Notes[1]	30.5%	14.8%	3.5%
Municipal bonds	4.1%	7.1%	5.8%
Corporate bonds[1]	(7.1)%	7.7%	7.4%
Commercial mortgage-backed securities	(9.5)%	6.2%	6.2%
Collateralized mortgage obligations	(14.0)%	6.0%	4.9%
Asset-backed securities[1]	(15.1)%	(14.7)%	6.0%
Preferred stocks	(40.5)%	(5.7)%	8.2%

[1]	Includes the net gains (losses) on the credit default and interest rate swaps.

Investment expenses were $8.8 million in 2008, compared to $12.4 million in 2007 and $11.9 million in 2006. For 2007, the investment expenses included the costs associated with the June 2007 issuance of our Debentures, as well as an accrual for 2007 bonuses under our incentive compensation plan that was reversed early in 2008 upon final determination of the relative performance of our fixed-income portfolio; no bonus was accrued for 2008.

Interest expense in 2008 was $136.7 million, compared to $108.6 million in 2007 and $77.3 million in 2006. The increase in 2008 and 2007 reflects the June 2007 issuance of our Debentures.

App.-A-58

Other-Than-Temporary Impairment

Realized losses may include write-downs of securities determined to have had an other-than-temporary decline in fair value. We routinely monitor our portfolio for pricing changes that might indicate potential impairments, and perform detailed reviews of securities with unrealized losses based on predetermined guidelines. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects, or other factors, or (ii) market-related factors, such as interest rates or equity market declines (e.g., negative return at either a sector index level or at the broader market level).

Fixed-income securities and common equities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence, circumstances, and influences to estimate the potential for, and timing of, recovery of the investment’s impairment. An other-than-temporary impairment loss is deemed to have occurred when the potential for recovery does not satisfy the criteria set forth in the current accounting guidance.

For fixed-maturity investments with unrealized losses due to market- or sector-related declines, the losses are not deemed to qualify as other-than-temporary where we have the intent and ability to hold the investment for the periods of time that we anticipate to be necessary to recover a substantial portion of the investment’s impairment and collect the interest and dividend obligations. In general, our policy for equity securities with market- or sector-related declines is to recognize impairment losses on individual securities with losses we can not reasonably assert will recover in the near term under historical conditions by the earlier of (i) when we are able to objectively determine that the loss is other-than-temporary, or (ii) when the security has been in such a loss position for three consecutive quarters.

When a security in our investment portfolio has an unrealized loss in fair value that is deemed to be other-than-temporary, we reduce the book value of such security to its current fair value, recognizing the decline as a realized loss in the income statement. All other unrealized gains or losses are reflected in shareholders’ equity. The write-down activity for the years ended December 31 was as follows:

(millions)	Total Write-downs	Write-downs on Securities Sold	Write-downs on Securities Held at Period End
2008
Preferred stocks	$1,676.7	$434.4	$1,242.3
Corporate securities	69.0	—	69.0
Asset-backed securities	38.8	—	38.8

Total fixed income	1,784.5	434.4	1,350.1
Common equities	74.3	31.3	43.0

Total portfolio	$1,858.8	$465.7	$1,393.1

2007
Preferred stocks	$17.4	$—	$17.4
Asset-backed securities	1.9	—	1.9

Total fixed income	19.3	—	19.3
Common equities	2.4	2.1	.3

Total portfolio	$21.7	$2.1	$19.6

2006
Corporate securities	$.3	$.3	$—
Asset-backed securities	1.5	—	1.5

Total fixed income	1.8	.3	1.5
Common equities	2.4	2.0	.4

Total portfolio	$4.2	$2.3	$1.9

App.-A-59

The following is a summary of the 2008 redeemable and nonredeemable preferred stock write-downs by sector:

(millions) Sector	Amount of Write-down in 2008	Remaining Gross Unrealized Loss at December 31, 2008
Financial Services
Large issuers (see Preferred Stocks – Redeemable and Nonredeemable above):
Bank of America (includes Merrill Lynch)	$209.5	$5.3
Wells Fargo (formerly Wachovia)	104.1	—
J.P. Morgan (includes Washington Mutual – entire position sold)	71.1	.1
U.S. Bancorp	67.4	1.3
MetLife Inc.	65.0	—
Morgan Stanley	58.0	—
HSBC USA Inc.	56.4	1.9
Goldman Sachs	51.4	—
Other financial	447.9	9.9

Total Financial Services	1,130.8	18.5

Agency (Fannie Mae—$1.0 fair value remaining; Freddie Mac—entire position sold)	382.6	—
Industrial	115.6	5.9
Utility	47.7	.9

Total preferred stocks	$1,676.7	$25.3

The following is a summary of the 2008 common equity security write-downs by sector (both market-related and issuer specific):

($ in millions) Sector	Amount of Write-down in 2008	Equity Portfolio Allocation at December 31, 2008	Russell 1000 Allocation at December 31, 2008	Russell 1000 Sector Return in 2008	Remaining Gross Unrealized Loss at December 31, 2008
Auto and Transportation	$1.0	2.8%	2.5%	(32.0)%	$.2
Consumer Discretionary	2.8	12.2	12.8	(35.0)	4.8
Consumer Staples	—	9.0	8.8	(17.8)	.4
Financial Services	43.7	15.2	15.7	(51.1)	4.0
Health Care	5.0	14.6	14.8	(22.5)	4.7
Integrated Oil	—	9.0	7.8	(21.7)	—
Materials and Processing	.5	4.1	4.5	(47.2)	1.5
Other Energy	1.3	3.8	4.2	(53.5)	1.5
Producer Durables	.6	5.5	4.9	(40.9)	.6
Technology	6.7	12.8	13.5	(42.3)	8.8
Utilities	—	7.8	7.5	(28.8)	.7
Other Equities	12.7	3.2	3.0	(51.3)	2.0

Total Common Stocks	74.3	100.0%	100.0%	(37.6)%	29.2

Other Risk Assets	—				.1

Total Common Equities	$74.3				$29.3

See Critical Accounting Policies, Other-Than-Temporary Impairment for further discussion.

C. Repurchase Transactions

During each of the last three years, we entered into repurchase commitment transactions, whereby we loaned U.S. Treasury or U.S. Government agency securities to accredited brokerage firms in exchange for cash equal to the fair value of the securities. These internally managed transactions were typically overnight arrangements. The cash proceeds were invested in Eurodollar, reverse repurchase transactions, and unsecured commercial paper obligations issued by large, high-quality institutions with yields that exceeded our interest obligation on the borrowed cash. We were able to borrow the cash at low rates since the securities loaned are in either short supply or high demand. Our interest rate exposure does not increase or decrease since the borrowing and investing periods match. However, these transactions can carry the risk that the counterparty in the arrangement could default, in which event we would be unable to recover our collateral in a timely manner. To help mitigate this risk, we hold our counterparty’s cash for the full value of the securities we lend and revalue the securities on a regular basis to ensure that we hold sufficient cash to cover the market value of the securities. Nevertheless, in the event of a counterparty default, we may be unable to obtain additional cash if our securities on loan appreciate in value prior to their return.

App.-A-60

During September 2008, we suspended our repurchase activity due to increased counterparty risk and high market volatility. For the period in 2008 during which we invested in the transactions, our largest single outstanding balance of repurchase commitments was $1.1 billion, which was open for one day; the average daily balance of repurchase commitments was $.4 billion. During 2007, our largest single outstanding balance of repurchase commitments was $2.4 billion, which was open for four consecutive days; the average daily balance of repurchase commitments was $.7 billion for 2007. We had no open repurchase commitments at December 31, 2008 or 2007. We earned income of $1.7 million during 2008 and $3.7 million during both 2007 and 2006 on repurchase commitments.

Additionally, beginning with the second quarter 2008, we entered into reverse repurchase commitment transactions, whereby we loaned cash to accredited brokerage firms and received U.S. Treasury Notes pledged as general collateral against the cash borrowed. Our exposure to credit risk was limited, as these internally managed transactions were overnight arrangements. The income generated on these transactions was calculated at the then applicable general collateral rates on the value of U.S. Treasury securities received.

For the period in 2008 during which we invested in the transactions, our largest single outstanding balance of reverse repurchase commitments was $600.0 million, which was open for one day; the average daily balance of reverse repurchase commitments was $206.5 million. We had no open reverse repurchase commitments at December 31, 2008. We earned income of $1.6 million on reverse repurchase agreements for the year ended December 31, 2008. No reverse repurchase transactions were entered into during 2007 or 2006.

V. CRITICAL ACCOUNTING POLICIES

Progressive is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in conformity with GAAP. Actual results could differ from those estimates in a variety of areas. The three areas that we view as most critical with respect to the application of estimates and assumptions are the establishment of our loss reserves, the method of determining impairments in our investment portfolio, and the valuation of our deferred tax assets.

A. Loss and LAE Reserves

Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2008, we had $5.9 billion of net loss and LAE reserves, which included $4.6 billion of case reserves and $1.3 billion of incurred but not recorded (IBNR) reserves.

Progressive’s actuarial staff reviews over 350 subsets of the business data, which are at a combined state, product, and line coverage level (the “products”), to calculate the needed loss and LAE reserves. We begin our review of a set of data by producing multiple estimates of needed reserves, using both paid and incurred data, to determine if a reserve change is required. In the event of a wide variation among results generated by the different projections, our actuarial group will further analyze the data using additional techniques. Each review develops a point estimate for a relatively small subset of the business, which allows us to establish meaningful reserve levels for that subset. In addition, the actuarial staff completes separate projections of needed case and IBNR reserves.

We review a large majority of our reserves by product/state combination on a quarterly time frame, with the remaining reserves generally reviewed on a semiannual basis. A change in our scheduled reviews of a particular subset of the business depends on the size of the subset or emerging issues relating to the product or state. By reviewing the reserves at such a detailed level, we have the ability to identify and measure variances in the trends by state, product, and line coverage that otherwise would not be seen on a consolidated basis. Our intricate process of reviewing the aforementioned subsets makes compiling a companywide roll up to generate a range of needed loss reserves not meaningful. We do not review loss reserves on a macro level and, therefore, do not derive a companywide range of reserves to compare to a standard deviation.

In analyzing the ultimate accident year loss experience, our actuarial staff reviews in detail, at the subset level, frequency (number of losses per earned car year), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year). The loss ratio, a primary measure of loss experience, is equal to the product of frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses is known and, therefore, is not estimated. The projection of frequency for these lines of business is usually stable in the short term, because a large majority of the parties involved in an accident report their claims within a short time period after the occurrence. The actual frequency experienced will vary depending on the change in mix of class of drivers insured by Progressive, but the accuracy of the projected level is considered to be reliable. The severity experienced by Progressive, which is much more difficult to estimate, especially for injury claims, is affected by changes in underlying costs, such as medical costs, jury verdicts, and regulatory changes. In addition, severity will vary relative to the change in our mix of business by limit.

App.-A-61

Assumptions regarding needed reserve levels made by the actuarial staff take into consideration influences on available historical data that reduce the predictiveness of our projected future loss costs. Internal considerations that are process-related, which generally result from changes in our claims organization’s activities, include claim closure rates, the number of claims that are closed without payment, and the level of the claims representatives’ estimates of the needed case reserve for each claim. We study these changes and their effect on the historical data at the state level versus on a larger, less indicative, countrywide basis.

External items considered include the litigation atmosphere, state-by-state changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro countrywide level.

The manner in which we consider and analyze the multitude of influences on the historical data, as well as how loss reserves affect our financial results, is discussed in more detail in our Report on Loss Reserving Practices, which was filed on June 30, 2008 via Form 8-K.

At December 31, 2008, Progressive’s carried net reserve balance of $5.9 billion implicitly assumes that the loss and LAE severity will increase for accident year 2008 over accident year 2007 by 1.5% and 2.6% for personal auto liability and commercial auto liability, respectively. Personal auto liability and commercial auto liability reserves represent approximately 97% of our total carried reserves. As discussed above, the severity estimates are influenced by many variables that are difficult to quantify and which influence the final amount of claims settlement. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.

The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2008, if during 2009 we were to experience the indicated change in our estimate of severity for the 2008 accident year (i.e., claims that occurred in 2008):

	Estimated Changes in Severity for Accident Year 2008
(millions)	-2%	-1%	As Reported	+1%	+2%
Personal Auto Liability	$4,289.4	$4,341.4	$4,393.4	$4,445.4	$4,497.4
Commercial Auto Liability	1,356.8	1,366.2	1,375.6	1,385.0	1,394.4
Other[1]	163.9	163.9	163.9	163.9	163.9

Total	$5,810.1	$5,871.5	$5,932.9	$5,994.3	$6,055.7

[1]	Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2008 accident year would affect our personal auto liability reserves by $52.0 million and our commercial auto liability reserves by $9.4 million.

Our 2008 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2008, 2007, and 2006, in the aggregate, accounted for approximately 91% of our reserve balance. If during 2009 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2008, 2007, and 2006), the effect to our year-end 2008 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2008, 2007, and 2006
(millions)	-2%	-1%	As Reported	+1%	+2%
Personal Auto Liability	$4,082.4	$4,237.9	$4,393.4	$4,548.9	$4,704.4
Commercial Auto Liability	1,320.6	1,348.1	1,375.6	1,403.1	1,430.6
Other[1]	163.9	163.9	163.9	163.9	163.9

Total	$5,566.9	$5,749.9	$5,932.9	$6,115.9	$6,298.9

[1]	Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the total of accident years 2008, 2007, and 2006 would affect our personal auto liability reserves by $155.5 million and our commercial auto liability reserves by $27.5 million.

Our best estimate of the appropriate amount for our reserves as of year-end 2008 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way

App.-A-62

of knowing whether our reserve estimates will prove to be high or low (and, thus, whether future reserve development will be favorable or unfavorable), or whether one of the alternative scenarios discussed above is “reasonably likely” to occur. During 2008, our estimate of the needed reserves at the end of 2007 increased .6%. The following table shows how we have performed against this goal over the last ten years.

($ in millions)

For the years ended December 31,	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Loss and LAE Reserves[1]	$1,945.8	$2,200.2	$2,785.3	$3,069.7	$3,632.1	$4,346.4	$4,948.5	$5,313.1	$5,363.6	$5,655.2	$5,932.9

Re-estimated reserves as of:
One year later	1,916.0	2,276.0	2,686.3	3,073.2	3,576.0	4,237.3	4,592.6	5,066.2	5,443.9	5,688.4
Two years later	1,910.6	2,285.4	2,708.3	3,024.2	3,520.7	4,103.3	4,485.2	5,130.5	5,469.8	—
Three years later	1,917.3	2,277.7	2,671.2	2,988.7	3,459.2	4,048.0	4,501.6	5,093.6	—	—
Four years later	1,908.2	2,272.3	2,666.9	2,982.7	3,457.8	4,070.0	4,471.0	—	—	—
Five years later	1,919.0	2,277.5	2,678.5	2,993.7	3,475.4	4,073.7	—	—	—	—
Six years later	1,917.6	2,284.9	2,683.7	3,002.5	3,472.5	—	—	—	—	—
Seven years later	1,921.9	2,287.4	2,688.4	3,000.6	—	—	—	—	—	—
Eight years later	1,923.4	2,291.9	2,688.6	—	—	—	—	—	—	—
Nine years later	1,928.5	2,290.8	—	—	—	—	—	—	—	—
Ten years later	1,927.2	—	—	—	—	—	—	—	—	—
Cumulative Development:
Favorable/(unfavorable)	$18.6	$(90.6)	$96.7	$69.1	$159.6	$272.7	$477.5	$219.5	$(106.2)	$(33.2)

Percentage[2]	1.0	(4.1)	3.5	2.3	4.4	6.3	9.6	4.1	(2.0)	(.6)

[1]	Represents loss and LAE reserves net of reinsurance recoverables on net unpaid losses at the balance sheet date.

[2]	Cumulative development ÷ loss and LAE reserves.

Note: The chart above represents the development of the property-casualty loss and LAE reserves for 1998 through 2007. The last line in the triangle for each year represents the following:

Re-estimated reserves = Total amount paid to-date + Total remaining case reserves on unsettled claims.

Changes in the estimated severity and the actual number of late reported claims are the cause of the change in our re-estimated reserves from year to year. The cumulative development represents the aggregate change in our estimates over all years.

From 1998 through 2001, while we experienced an increase in bodily injury severity, our developed reserves were within $100 million each year, or 4%, of our original estimates. The bodily injury severity change was much lower than we expected between 2002 and 2005; thus, the reserve run-off for these years was very favorable following the end of each year, or about 4% to 10% of our original carried amounts. During 2007 and 2008, the 2006 and 2007 year-end reserves experienced unfavorable development as higher than anticipated severity estimates were realized. In 2008, the estimated severity for the two most recent prior accident years (2007 and 2006) both increased less than 1.0% for personal auto and increased 3.9% and 1.0%, respectively, for Commercial Auto. For older accident years, the changes in estimated severity were generally downward.

Because Progressive is primarily an insurer of motor vehicles, we have minimal exposure as an insurer of environmental, asbestos, and general liability claims.

B. Other-Than-Temporary Impairment

Companies are required to perform periodic reviews of individual securities in their investment portfolios to determine whether a decline in the value of a security is other-than-temporary. A review for other-than-temporary impairment (OTI) requires companies to make certain judgments regarding the materiality of the decline; its effect on the financial statements; the probability, extent, and timing of a valuation recovery; and the company’s ability and intent to hold the security. The scope of this review is broad and requires a forward-looking assessment of the fundamental characteristics of a security, as well as market-related prospects of the issuer and its industry.

Realized losses may include write-downs of securities determined to have had an other-than-temporary decline in fair value. We routinely monitor our portfolio for pricing changes that might indicate potential impairments, and perform detailed reviews of securities with unrealized losses based on predetermined guidelines. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects, or other factors, or (ii) market-related factors, such as interest rates or equity market declines (e.g., negative return at either a sector index level or at the broader market level).

App.-A-63

Fixed-income securities and common equities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence, circumstances, and influences to estimate the potential for, and timing of, recovery of the investment’s impairment. An other-than-temporary impairment loss is deemed to have occurred when the potential for recovery does not satisfy the criteria set forth in the current accounting guidance.

For fixed-maturity investments with unrealized losses due to market- or sector-related declines, the losses are not deemed to qualify as other-than-temporary where we have the intent and ability to hold the investment for the periods of time that we anticipate to be necessary to recover a substantial portion of the investment’s impairment and collect the interest and dividend obligations. In general, our policy for equity securities with market- or sector-related declines is to recognize impairment losses on individual securities with losses that are not reasonably expected to be recovered in the near term under historical conditions by the earlier of (i) when we are able to objectively determine that the loss is other-than-temporary, or (ii) when the security has been in such a loss position for three consecutive quarters.

When persuasive evidence exists that causes us to evaluate a decline in fair value to be other-than-temporary, we reduce the book value of such security to its current fair value, recognizing the decline as a realized loss in the income statement. All other unrealized gains (losses) are reflected in shareholders’ equity.

The following table stratifies the gross unrealized losses in our fixed-income and common equity portfolios at December 31, 2008, by duration in a loss position and magnitude of the loss as a percentage of the cost of the security.

		Total Gross Unrealized Losses	Decline of Investment Value
(millions)	Fair Value		>15%	>25%	>35%	>45%
Fixed Income:
Unrealized loss for 1 quarter	$759.1	$36.7	$8.1	$7.7	$6.4	$6.4
Unrealized loss for 2 quarters	694.4	71.5	23.1	16.5	12.9	8.6
Unrealized loss for 3 quarters	877.8	124.9	70.8	55.3	31.4	25.3
Unrealized loss for 1 year or longer	2,136.8	328.7	198.2	128.2	88.1	48.2

Total	$4,468.1	$561.8	$300.2	$207.7	$138.8	$88.5

Common Equity:
Unrealized loss for 1 quarter	$67.7	$13.6	$11.2	$6.5	$4.0	$1.2
Unrealized loss for 2 quarters	27.9	6.1	4.7	3.5	1.6	1.5
Unrealized loss for 3 quarters	14.9	6.8	6.7	6.6	1.1	.3
Unrealized loss for 1 year or longer	12.7	2.8	1.9	1.9	1.4	—

Total	$123.2	$29.3	$24.5	$18.5	$8.1	$3.0

We completed a thorough review of the existing securities in these loss categories and determined that, applying the procedures and guidelines discussed above, these securities were not other-than-temporarily impaired. We continue to have the intent and ability to hold these fixed-income investments for the periods of time that we anticipate to be necessary to recover a substantial portion of the investments’ impairment and collect the interest and dividend obligations, and will do so, as long as the securities continue to be consistent with our investment and financial strategies. We will continue to diligently monitor market conditions and issuer-specific fundamental characteristics and, to the extent that there are any significant changes, will re-evaluate our position and, if necessary, take the appropriate write-downs.

We will retain the common stocks necessary to maintain correlation to the Russell 1000 Index. We will continue to closely monitor these securities, and analyze developments and conditions relating to the issuers and the overall market, to determine if any impairment write-downs are necessary.

Since total unrealized losses are already a component of our shareholders’ equity, any recognition of these losses as additional OTI losses would have no effect on our comprehensive income, book value, or reported investment total return.

App.-A-64

C. Deferred Tax Assets

The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. We regularly review our deferred tax assets for recoverability. As of December 31, 2008, we did not record a valuation allowance against the gross deferred tax asset.

Our net deferred tax asset was $793.3 million at December 31, 2008. This amount includes $478.4 million of temporary differences related to other-than-temporary impairment write-downs and $41.4 million associated with net unrealized losses on securities in our portfolio. Due to the nature of these items, they have not yet been recognized for tax purposes. To the extent these OTI losses or net unrealized losses are ultimately recognized, they would generate net capital losses for tax purposes.

Realization of the deferred tax asset ultimately depends on the existence of sufficient taxable income available of the same character, which may include future reversals of existing temporary differences, future taxable income exclusive of reversing differences, taxable income in prior carryback years, and tax planning strategies.

The losses creating the deferred tax assets have resulted primarily from widening credit spreads on our fixed-income securities, with the majority in our preferred stock portfolio. As discussed in Note 2 – Investments, we elected to use an equity model for assessing OTI related to our preferred stocks and, upon determining that they were unlikely to substantially recover in value in the near term, they were written down. From a tax planning standpoint, we classified these securities into two groups. The first group consists of preferred stocks that we believe are fundamentally impaired or that we are likely to sell in the near future (e.g., Fannie Mae). At December 31, 2008, we had sufficient unrealized gains in our portfolio to offset the unrealized tax losses on these securities. The second group is preferred securities that we have the intent and ability to hold until substantial recovery, understanding that this may be a longer term proposition, yet still within an acceptable realized period under SFAS 109, “Accounting for Income Taxes.” We believe that the issuers of this second group of securities are financially sound companies with adequate capital. Moreover, we have received payment of interest and dividends on these securities on a current basis. In addition, our strong positive cash flow from underwriting operations, as evidenced by 100 consecutive quarters of positive operating cash flows, limits our need to liquidate securities with large unrealized tax losses to generate cash. Although realization of the deferred tax asset is not assured, management believes it is more likely than not that the deferred tax asset will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.

Our ability to recognize these deferred tax assets could be affected by further market value declines as well as if our expectations change about either the ability of the securities to recover in value or our intent or ability to hold the securities until recovery. Such changes may require us to establish a valuation allowance against the deferred tax asset, which could have a material effect on our financial condition and results of operations.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:   Statements in this report that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions, and projections generally; inflation and changes in economic conditions (including changes in interest rates and financial markets); the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolios and other companies with which we have ongoing business relationships, including counterparties to certain financial transactions; the accuracy and adequacy of our pricing and loss reserving methodologies; the competitiveness of our pricing and the effectiveness of our initiatives to retain more customers; initiatives by competitors and the effectiveness of our response; our ability to obtain regulatory approval for requested rate changes and the timing thereof; the effectiveness of our brand strategy and advertising campaigns relative to those of competitors; legislative and regulatory developments; disputes relating to intellectual property rights; the outcome of litigation pending or that may be filed against us; weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail, and winter conditions); changes in driving patterns and loss trends; acts of war and terrorist activities; our ability to maintain the uninterrupted operation of our facilities, systems (including information technology systems), and business functions; court decisions and trends in litigation and health care and auto repair costs; and other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding pending loss and loss adjustment expense reserves becomes known. Reported results, therefore, may be volatile in certain accounting periods.

App.-A-65

The Progressive Corporation and Subsidiaries

Ten Year Summary—Financial Highlights

(unaudited)

(millions—except ratios, per share amounts, and number of people employed)

	2008	2007	2006	2005	2004
Insurance Companies Selected Financial Information and Operating Statistics—Statutory Basis
Net premiums written	$13,604.3	$13,772.5	$14,132.0	$14,007.6	$13,378.1
Growth	(1)%	(3)%	1%	5%	12%
Policyholders’ surplus	$4,470.6	$4,587.3	$4,963.7	$4,674.1	$4,671.0
Net premiums written to policyholders’ surplus ratio	3.0	3.0	2.8	3.0	2.9

Loss and loss adjustment expense ratio	73.5	71.6	66.6	68.1	65.0
Underwriting expense ratio	21.1	21.1	19.9	19.3	19.6

Statutory combined ratio	94.6	92.7	86.5	87.4	84.6

Selected Consolidated Financial Information—GAAP Basis
Total assets	$18,250.5	$18,843.1	$19,482.1	$18,898.6	$17,184.3
Total shareholders’ equity	4,215.3	4,935.5	6,846.6	6,107.5	5,155.4
Common shares outstanding	676.5	680.2	748.0	789.3	801.6
Common share price:
High	$21.31	$25.16	$30.09	$31.23	$24.32
Low	10.29	17.26	22.18	20.35	18.28
Close (at December 31)	14.81	19.16	24.22	29.20	21.21
Market capitalization	$10,019.0	$13,032.6	$18,116.6	$23,040.7	$17,001.9
Book value per common share	6.23	7.26	9.15	7.74	6.43
Return on average common shareholders’ equity	(1.5)%	19.5%	25.3%	25.0%	30.0%
Debt outstanding	$2,175.5	$2,173.9	$1,185.5	$1,284.9	$1,284.3
Ratios:
Debt to total capital	34.0%	30.6%	14.8%	17.4%	19.9%
Price to earnings[1]	N/A	11.6	11.5	16.7	11.1
Price to book	2.4	2.6	2.6	3.8	3.3
Earnings to fixed charges[1]	N/A	13.5x	24.7x	21.3x	27.1x
Net premiums earned	$13,631.4	$13,877.4	$14,117.9	$13,764.4	$13,169.9
Total revenues	12,840.1	14,686.8	14,786.4	14,303.4	13,782.1
Underwriting margins:[2]
Personal Lines	5.4%	7.0%	12.3%	11.0%	14.1%
Commercial Auto	5.3%	10.1%	19.8%	17.9%	21.1%
Other indemnity[3]	NM	NM	NM	NM	NM
Total underwriting operations	5.4%	7.4%	13.3%	11.9%	14.9%
Net income (loss)	$(70.0)	$1,182.5	$1,647.5	$1,393.9	$1,648.7
Per share[4]	(.10)	1.65	2.10	1.74	1.91
Comprehensive income (loss)	(614.7)	1,071.0	1,853.1	1,347.8	1,668.5
Average equivalent shares[4]	668.0	718.5	783.8	799.3	864.8
Dividends declared per share[5]	—	2.1450	.0325	.0300	.0275
Number of people employed	25,929	26,851	27,778	28,336	27,085

All share and per share amounts were adjusted for the May 18, 2006, 4-for-1 stock split and the April 22, 2002, 3-for-1 stock split.

[1]	Ratios are not applicable (N/A) for 2008 since we reported a net loss for the year.

[2]	Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 10 - Segment Information, as a percentage of net premiums earned.

[3]

In 2003, we ceased writing business for our lender’s collateral protection program. As a result, underwriting margin is not meaningful (NM) for our other indemnity businesses due to the low level of premiums earned by, and the variability of losses in, such businesses after that date.

App.-A-66

The Progressive Corporation and Subsidiaries

Ten Year Summary—Financial Highlights (cont’d)

(unaudited)

(millions—except ratios, per share amounts, and number of people employed)

	2003	2002	2001	2000	1999
Insurance Companies Selected Financial Information and Operating Statistics—Statutory Basis
Net premiums written	$11,913.4	$9,452.0	$7,260.1	$6,196.1	$6,124.7
Growth	26%	30%	17%	1%	16%
Policyholders’ surplus	$4,538.3	$3,370.2	$2,647.7	$2,177.0	$2,258.9
Net premiums written to policyholders’ surplus ratio	2.6	2.8	2.7	2.8	2.7

Loss and loss adjustment expense ratio	67.4	70.9	73.6	83.2	75.0
Underwriting expense ratio	18.8	20.4	21.1	21.0	22.1

Statutory combined ratio	86.2	91.3	94.7	104.2	97.1

Selected Consolidated Financial Information—GAAP Basis
Total assets	$16,281.5	$13,564.4	$11,122.4	$10,051.6	$9,704.7
Total shareholders’ equity	5,030.6	3,768.0	3,250.7	2,869.8	2,752.8
Common shares outstanding	865.8	871.8	881.2	882.2	877.1
Common share price:
High	$21.17	$15.12	$12.65	$9.25	$14.52
Low	11.56	11.19	6.84	3.75	5.71
Close (at December 31)	20.90	12.41	12.44	8.64	6.09
Market capitalization	$18,088.9	$10,819.3	$10,958.6	$7,616.8	$5,345.4
Book value per common share	5.81	4.32	3.69	3.25	3.14
Return on average common shareholders’ equity	29.1%	19.3%	13.5%	1.7%	10.9%
Debt outstanding	$1,489.8	$1,489.0	$1,095.7	$748.8	$1,048.6
Ratios:
Debt to total capital	22.8%	28.3%	25.2%	20.7%	27.6%
Price to earnings[1]	14.7	16.6	27.2	164.5	18.5
Price to book	3.6	2.9	3.4	2.7	1.9
Earnings to fixed charges[1]	18.8x	13.2x	10.7x	1.3x	5.7x
Net premiums earned	$11,341.0	$8,883.5	$7,161.8	$6,348.4	$5,683.6
Total revenues	11,892.0	9,294.4	7,488.2	6,771.0	6,124.2
Underwriting margins:[2]
Personal Lines	12.1%	7.5%	4.5%	(5.2)%	1.2%
Commercial Auto	17.5%	9.1%	8.3%	3.3%	8.4%
Other indemnity[3]	NM	7.2%	7.0%	13.6%	10.8%
Total underwriting operations	12.7%	7.6%	4.8%	(4.4)%	1.7%
Net income (loss)	$1,255.4	$667.3	$411.4	$46.1	$295.2
Per share[4]	1.42	.75	.46	.05	.33
Comprehensive income (loss)	1,511.1	710.7	472.6	123.2	179.1
Average equivalent shares[4]	882.1	892.8	900.7	891.8	895.6
Dividends declared per share[5]	.0250	.0240	.0233	.0225	.0218
Number of people employed	25,834	22,974	20,442	19,490	18,753

[4]	Amounts reflect basic earnings per share for 2008 since we reported a net loss; all other periods are presented on a diluted basis.

[5]

Progressive transitioned to an annual variable dividend policy beginning in 2007. In accordance with this policy, no dividend was declared in 2008 since our comprehensive income was less than after-tax underwriting income. In addition, in June 2007, Progressive’s Board declared an extraordinary cash dividend of $2.00 per common share that was paid September 14, 2007 to shareholders of record at the close of business on August 31, 2007. Progressive paid quarterly dividends prior to 2007.

App.-A-67

The Progressive Corporation and Subsidiaries

Quantitative Market Risk Disclosures

(unaudited)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2008, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. We had no trading financial instruments at December 31, 2008.

OTHER-THAN-TRADING FINANCIAL INSTRUMENTS

Financial instruments subject to interest rate risk were:

	Fair Value
(millions)	-200 bps Change[1]	-100 bps Change[1]	Actual	+100 bps Change	+200 bps Change
U.S. government obligations	$4,045.1	$3,914.6	$3,693.6	$3,475.6	$3,270.6
State and local government obligations	3,090.1	3,065.7	3,004.4	2,939.5	2,877.6
Asset-backed securities	2,238.3	2,232.7	2,202.1	2,160.4	2,119.6
Corporate securities	684.2	666.8	642.3	618.1	595.2
Nonredeemable preferred stocks	1,177.8	1,167.6	1,150.0	1,131.9	1,114.7
Other debt securities[2]	449.9	427.1	404.3	383.0	363.2
Short-term investments	1,153.6	1,153.6	1,153.6	1,153.6	1,153.6

Balance as of December 31, 2008	$12,839.0	$12,628.1	$12,250.3	$11,862.1	$11,494.5

Balance as of December 31, 2007	$12,749.9	$12,283.3	$11,837.6	$11,428.0	$11,041.1

[1]	Due to low absolute interest rates, where the yields would have been negative, we used an interest rate of 1 basis point.

[2]	Includes $387.9 million in redeemable preferred stocks.

Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. Bonds and preferred stocks are individually priced to yield to the worst case scenario, which includes any issuer-specific features, such as a call option. Asset-backed securities, including state and local government housing securities, are priced assuming deal-specific prepayment scenarios, considering the deal structure, prepayment penalties, yield maintenance agreements, and the underlying collateral.

Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities as of December 31, 2008	$655.0	$727.8	$800.6
Common equities as of December 31, 2007	$2,094.8	$2,327.5	$2,560.3

The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common stock portfolio’s weighted average beta of 1.0. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the number of securities without betas is approximately 2%, and the remaining 98% of the equity portfolio is indexed to the Russell 1000.

As an additional supplement to the sensitivity analysis, we present results from a value-at-risk (VaR) analysis to estimate and quantify the investment portfolio’s exposure to short-term volatility and as a component of our longer-term contingency capital planning. The VaR model projects probable outcomes based on historical volatility of results and quantifies the potential reductions in total investment returns on a GAAP basis, which includes recurring investment income, realized gains (losses), and changes in unrealized gains (losses) on investments.

App.-A-68

The VaR estimates below represents the expected loss at 99% confidence within a 66-day trading period (e.g., quarterly period) based on recent market volatility. Total portfolio VaR is less than the sum of the two components (fixed income and equity) due to the benefit of diversification.

($ in millions) 66-day VaR	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
Fixed-income portfolio	$(519.5)	$(478.8)	$(381.1)	$(302.2)	$(358.5)
% of portfolio	(4.2)%	(4.2)%	(3.2)%	(2.6)%	(3.0)%
% of shareholders’ equity	(12.3)%	(11.2)%	(7.9)%	(6.4)%	(7.3)%

Common equity portfolio	$(333.3)	$(479.6)	$(383.2)	$(483.9)	$(449.5)
% of portfolio	(45.8)%	(36.3)%	(18.8)%	(23.0)%	(19.3)%
% of shareholders’ equity	(7.9)%	(11.3)%	(8.0)%	(10.2)%	(9.1)%

Total portfolio	$(605.2)	$(370.9)	$(398.4)	$(394.7)	$(387.8)
% of portfolio	(4.7)%	(2.9)%	(2.9)%	(2.8)%	(2.7)%
% of shareholders’ equity	(14.4)%	(8.7)%	(8.3)%	(8.3)%	(7.9)%

The increase in the 66-day VaR from December 31, 2007 to December 31, 2008, primarily results from volatility in the market in 2008. The valuation of our financial sector preferred stocks moved in tandem with the related common equities and such an increase in correlation was not anticipated by the modeled results. Therefore, our portfolio loss was larger than the loss contemplated by the VaR model at the 99% confidence level for the third quarter 2008.

App.-A-69

The Progressive Corporation and Subsidiaries

Claims Payment Patterns

(unaudited)

The Progressive Group of Insurance Companies is primarily an insurer of automobiles and recreational vehicles owned by individuals, and trucks owned by small businesses. As such, our claims liabilities are generally short in duration. Since our incurred losses consist of both payments and changes in the reserve estimates, it is important to understand our paid development patterns. The charts below show our claims payment patterns, reflecting both dollars and claims counts paid, for personal auto physical damage and bodily injury claims, as well as on a total personal auto basis. Since physical damage claims pay out so quickly, the chart is calibrated on a monthly basis, as compared to a quarterly basis for the bodily injury and total auto payments.

App.-A-70

Note: The above graphs are presented for our personal auto products on an accident period basis and are based on three years of actual experience for physical damage and nine years for bodily injury and total auto.

App.-A-71

The Progressive Corporation and Subsidiaries

Quarterly Financial and Common Share Data

(unaudited)

(millions – except per share amounts)

		Net Income (Loss)		Stock Price[1]				Dividends Declared Per Share[4]
Quarter	Total Revenues	Total	Per Share[2]	High	Low	Close	Rate of Return[3]
2008
1	$3,585.9	$239.4	$.35	$19.84	$15.00	$16.07		$—
2	3,536.6	215.5	.32	21.31	16.11	18.72		—
3	2,210.1	(684.2)	(1.03)	20.71	15.70	17.40		—
4	3,507.5	159.3	.24	17.59	10.29	14.81		—

	$12,840.1	$(70.0)	$(.10)	$21.31	$10.29	$14.81	(21.9)%	$—

2007
1	$3,686.8	$363.5	$.49	$24.75	$20.91	$21.82		$—
2	3,675.9	283.7	.39	25.16	21.55	23.93		2.0000
3	3,709.6	299.2	.42	24.10	18.88	19.41		—
4	3,614.5	236.1	.34	20.50	17.26	19.16		.1450

	$14,686.8	$1,182.5	$1.65	$25.16	$17.26	$19.16	(12.6)%	$2.1450

2006
1	$3,660.9	$436.6	$.55	$30.09	$25.25	$26.07		$.00750
2	3,707.9	400.4	.51	27.86	25.25	25.71		.00750
3	3,723.8	409.6	.53	25.84	22.18	24.54		.00875
4	3,693.8	400.9	.53	25.54	22.19	24.22		.00875

	$14,786.4	$1,647.5	$2.10	$30.09	$22.18	$24.22	(17.0)%	$.03250

All per share amounts and stock prices were adjusted for the May 18, 2006, 4-for-1 stock split.

[1]	Prices as reported on the consolidated transaction reporting system. Progressive’s common shares are listed on the New York Stock Exchange under the symbol PGR.

[2]

Since we reported a net loss for both the third quarter and full year 2008, the calculated diluted earnings per share was antidilutive; therefore, basic earnings per share is disclosed. For all other periods, diluted earnings per share is disclosed. The sum may not equal the total because the average equivalent shares differ in the quarterly and annual periods, and because of the net loss in 2008.

[3]	Represents annual rate of return, assuming dividend reinvestment, including the $2.00 per share extraordinary cash dividend paid in September 2007.

[4]

Progressive transitioned to an annual variable dividend policy beginning in 2007. In accordance with this policy, no dividend was declared in 2008 since our comprehensive income was less than after-tax underwriting income. The 2007 annual dividend was declared by the Board of Directors in December 2007 and paid early in 2008. In addition, in June 2007, Progressive’s Board declared an extraordinary cash dividend of $2.00 per common share that was paid September 14, 2007 to shareholders of record at the close of business on August 31, 2007. Progressive paid quarterly dividends prior to 2007.

App.-A-72

The Progressive Corporation and Subsidiaries

Performance Graph

(unaudited)

The following performance graph compares the performance of Progressive’s Common Shares (“PGR”) to the Standard & Poor’s Index (“S&P Index”) and the Value Line Property/Casualty Industry Group (“P/C Group”) for the last five years.

Cumulative Five-Year Total Return*

PGR, S&P Index, P/C Group (Performance Results through 12/31/08)

Cumulative Total Return as of December 31 of each year

(assumes $100 was invested at the close of trading on December 31, 2003)

	2004	2005	2006	2007	2008
PGR	$101.64	$140.07	$116.35	$101.65	$79.40
S&P Index	110.88	116.33	134.69	142.09	90.27
P/C Group	111.75	123.96	141.89	172.78	123.15

* Assumes reinvestment of dividends.

Source: Value Line, Inc.

App.-A-73

The Progressive Corporation and Subsidiaries

Net Premiums Written by State

(unaudited)

($ in millions)	2008		2007		2006		2005		2004
Florida	$1,631.0	12.0%	$1,656.9	12.0%	$1,811.5	12.8%	$1,774.2	12.7%	$1,522.6	11.4%
Texas	1,151.3	8.5	1,072.0	7.8	1,096.0	7.8	1,126.8	8.0	1,181.1	8.8
California	1,016.3	7.5	1,106.4	8.0	1,085.1	7.7	982.8	7.0	892.7	6.7
New York	738.8	5.4	847.9	6.2	930.6	6.6	968.8	6.9	935.7	7.0
Georgia	699.7	5.1	748.9	5.4	751.0	5.3	749.5	5.4	733.2	5.5
Ohio	632.4	4.7	655.9	4.8	693.7	4.9	736.0	5.3	754.2	5.6
Pennsylvania	563.7	4.1	610.5	4.4	642.1	4.5	659.1	4.7	634.4	4.7
Michigan	461.8	3.4	443.5	3.2	432.2	3.1	438.8	3.1	413.3	3.1
All other	6,709.3	49.3	6,630.5	48.2	6,689.8	47.3	6,571.6	46.9	6,310.9	47.2

Total	$13,604.3	100.0%	$13,772.5	100.0%	$14,132.0	100.0%	$14,007.6	100.0%	$13,378.1	100.0%

App.-A-74

Directors

Charles A. Davis[4,5,6]	Peter B. Lewis[2,4,6,7]	[1]Audit Committee member
Chief Executive Officer,	Chairman of the Board	[2]Executive Committee member
Stone Point Capital LLC		[3]Compensation Committee member
(private equity investing)	Norman S. Matthews[3,5,6] Consultant,	[4]Investment and Capital Committee member
[5]Nominating and Governance Committee member
Roger N. Farah[3,6]	former President,
President and Chief Operating Officer,	Federated Department Stores, Inc.	[6]Independent director
Polo Ralph Lauren Corporation	(retailing)	[7]Non-executive chairman
(lifestyle products)
Patrick H. Nettles, Ph.D.[1,6]
Stephen R. Hardis[1,2,5,6]	Executive Chairman,
Non-Executive Chairman of the Board,	Ciena Corporation
Marsh & McLennan Companies, Inc.	(telecommunications)
(financial services)
Glenn M. Renwick[2]
Bernadine P. Healy, M.D.[1,6]	President and Chief Executive Officer
Health Editor and Medical Columnist,
U.S. News & World Report	Donald B. Shackelford[4,6]
(publishing)	Retired, former Chairman,
Fifth Third Bank, Central Ohio
Jeffrey D. Kelly[2,4,6]	(commercial banking)
Former Chief Financial Officer,
National City Corporation	Bradley T. Sheares, Ph.D.[3,6]
(commercial banking)	Former Chief Executive Officer,
Reliant Pharmaceuticals, Inc.
Abby F. Kohnstamm[1,6]	(pharmaceuticals)
President and Chief Executive Officer,
Abby F. Kohnstamm & Associates, Inc.
(marketing consulting)

Corporate Officers	Other Executive Officers

Glenn M. Renwick	John A. Barbagallo
President and Chief Executive Officer	Commercial Lines Group President

Brian C. Domeck	Lawrence W. Bloomenkranz
Vice President and Chief Financial Officer	Chief Marketing Officer

Charles E. Jarrett	William M. Cody
Vice President, Secretary,	Chief Investment Officer
and Chief Legal Officer
Susan Patricia Griffith Claims Group President
Thomas A. King
Vice President and Treasurer
Valerie Krasowski
Jeffrey W. Basch	Chief Human Resource Officer
Vice President and Chief Accounting Officer
John P. Sauerland
Mariann Wojtkun Marshall	Personal Lines Group President
Assistant Secretary
Raymond M. Voelker
Peter B. Lewis	Chief Information Officer
Chairman of the Board
(non-executive)

App.-A-75

Principal Office

The Progressive Corporation

6300 Wilson Mills Road

Mayfield Village, Ohio 44143

440-461-5000

progressive.com

24-Hour Insurance Quotes, Claims Reporting, and Customer Service

	Private passenger autos, motorcycles, and recreational vehicles	Commercial autos/trucks

To receive a quote	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-806-9598 progressivecommercial.com

To report a claim	1-800-274-4499	1-800-274-4499
progressive.com[1]

For customer service:
If you bought your policy through an independent agent or broker	1-800-925-2886 (1-800-300-3693 in California) progressiveagent.com	1-800-444-4487 progressivecommercial.com

If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-895-2886 progressivecommercial.com

If you have a complaint or concern regarding any claim handling or other claims-related issue[2]	1-800-274-4641 e-mail: claims@email.progressive.com	1-800-274-4641 e-mail: claims@email.progressive.com

[1]	Claims reporting via the Web site is currently only available for private passenger auto policies.

[2]

Any policyholder, claimant, or other interested party who has any complaint or concern regarding any claim handling or other claims-related issue may report such claim using the contact information above. The complaint or concern will be promptly forwarded to the appropriate management personnel in our claims organization for review and response.

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

App.-A-76

Accounting Complaint Procedure  Any employee or other interested party with a complaint or concern regarding accounting, internal accounting controls, or auditing matters relating to Progressive may report such complaint or concern directly to the Chairman of the Audit Committee, as follows: Stephen R. Hardis, Chairman of the Audit Committee, stephen_hardis@progressive.com.

Any such complaint or concern also may be reported anonymously over the following toll-free Alert Line: 1-800-683-3604 or online at www.progressivealertline.com. Progressive will not retaliate against any individual by reason of his or her having made such a complaint or reported such a concern in good faith. View the complete procedures at progressive.com/governance.

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

Annual Meeting  The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 24, 2009, at 10 a.m. eastern time. There were 3,847 shareholders of record on December 31, 2008.

Common Shares  The Progressive Corporation’s common shares (symbol PGR) are traded on the New York Stock Exchange. Progressive currently has an annual variable dividend policy. We expect the Board to declare the next annual variable dividend, subject to policy limitations, in December 2009, with a record date in January 2010 and payment shortly thereafter. A complete description of our annual variable dividend policy can be found at: progressive.com/dividend.

Counsel  Baker & Hostetler LLP, Cleveland, Ohio

Charitable Contributions Progressive contributes annually to The Progressive Insurance Foundation, which provides: (i) financial support to the Insurance Institute for Highway Safety to further its work in reducing the human trauma and economic costs of auto accidents, and (ii) matching funds to eligible 501(c)(3) charitable organizations to which Progressive employees contribute.

Online Annual Report and Proxy Statement Our 2008 Annual Report to Shareholders, in an interactive format, can be found at: progressive.com/annualreport.

We have also posted copies of our 2009 Proxy Statement and 2008 Annual Report to Shareholders, in a “PDF” format, at: progressiveproxy.com.

©2009 The Progressive Corporation

App.-A-77