Form 10-K, Exhibit 13
period 2009-12-31
PROGRESSIVE CORP/OH/
filed 2010-03-01
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION

2009 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries

Consolidated Statements of Income

For the years ended December 31,

(millions — except per share amounts)	2009	2008	2007
Revenues
Net premiums earned	$14,012.8	$13,631.4	$13,877.4
Investment income	507.0	637.7	680.8
Net realized gains (losses) on securities:
Other-than-temporary impairment (OTTI) losses:
Total OTTI losses	(80.9)	—	—
Less: portion of OTTI losses recognized in other comprehensive income	40.1	—	—

Net impairment losses recognized in earnings	(40.8)	—	—
Net realized gains (losses) on securities	67.9	(1,445.1)	106.3

Total net realized gains (losses) on securities	27.1	(1,445.1)	106.3
Service revenues	16.7	16.1	22.3

Total revenues	14,563.6	12,840.1	14,686.8

Expenses
Losses and loss adjustment expenses	9,904.9	10,015.0	9,926.2
Policy acquisition costs	1,364.6	1,358.1	1,399.9
Other underwriting expenses	1,567.7	1,523.4	1,526.2
Investment expenses	11.1	8.8	12.4
Service expenses	19.4	20.4	20.5
Interest expense	139.0	136.7	108.6

Total expenses	13,006.7	13,062.4	12,993.8

Net Income (Loss)
Income (loss) before income taxes	1,556.9	(222.3)	1,693.0
Provision (benefit) for income taxes	499.4	(152.3)	510.5

Net income (loss)	$1,057.5	$(70.0)	$1,182.5

Computation of Earnings Per Share
Basic:
Average shares outstanding	666.8	668.0	710.4

Per share	$1.59	$(.10)	$1.66

Diluted:
Average shares outstanding	666.8	668.0	710.4
Net effect of dilutive stock-based compensation	5.4	5.9	8.1

Total equivalent shares	672.2	673.9	718.5

Per share[1]	$1.57	$(.10)	$1.65

[1]	For 2008, amount represents basic earnings per share since diluted earnings per share was antidilutive due to the net loss for the year.

See notes to consolidated financial statements.

App.-A-2

The Progressive Corporation and Subsidiaries

Consolidated Balance Sheets

December 31,

(millions)	2009	2008
Assets
Investments — Available-for-sale, at fair value:
Fixed maturities (amortized cost: $11,717.0 and $10,295.3)	$11,563.4	$9,946.7
Equity securities:
Nonredeemable preferred stocks (cost: $665.4 and $1,131.3)	1,255.8	1,150.0
Common equities (cost: $598.4 and $553.6)	816.2	727.8
Short-term investments (amortized cost: $1,078.0 and $1,153.6)	1,078.0	1,153.6

Total investments	14,713.4	12,978.1
Cash	160.7	2.9
Accrued investment income	110.4	125.7
Premiums receivable, net of allowance for doubtful accounts of $116.4 and $113.7	2,454.8	2,408.6
Reinsurance recoverables, including $35.4 and $44.0 on paid losses and loss adjustment expenses	564.8	288.5
Prepaid reinsurance premiums	69.3	62.4
Deferred acquisition costs	402.2	414.0
Income taxes	416.7	821.6
Property and equipment, net of accumulated depreciation of $595.8 and $653.6	961.3	997.1
Other assets	195.7	151.6

Total assets	$20,049.3	$18,250.5

Liabilities and Shareholders’ Equity
Unearned premiums	$4,172.9	$4,175.9
Loss and loss adjustment expense reserves	6,653.0	6,177.4
Accounts payable, accrued expenses, and other liabilities[1]	1,297.6	1,506.4
Debt	2,177.2	2,175.5

Total liabilities	14,300.7	14,035.2

Common Shares, $1.00 par value (authorized 900.0; issued 797.8 and 797.9, including treasury shares of 125.2 and 121.4)	672.6	676.5
Paid-in capital	939.7	892.9
Retained earnings	3,683.1	2,697.8
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on securities	456.3	(76.8)
Portion of OTTI losses recognized in other comprehensive income	(26.1)	—

Total net unrealized gains (losses) on securities	430.2	(76.8)
Net unrealized gains on forecasted transactions	21.6	24.9
Foreign currency translation adjustment	1.4	—

Total accumulated other comprehensive income (loss)	453.2	(51.9)

Total shareholders’ equity	5,748.6	4,215.3

Total liabilities and shareholders’ equity	$20,049.3	$18,250.5

[1]	See Note 12 – Litigation and Note 13 – Commitments and Contingencies for further discussion.

See notes to consolidated financial statements.

App.-A-3

The Progressive Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31,

(millions — except per share amounts)	2009		2008		2007
Retained Earnings
Balance, Beginning of year	$2,697.8		$2,927.7		$4,646.9
Cumulative effect of change in accounting principle	189.6		—		—
Net income (loss)	1,057.5	$1,057.5	(70.0)	$(70.0)	1,182.5	$1,182.5

Cash dividends declared on common shares ($.1613, $0, and $2.1450 per share)	(108.5)		—		(1,507.6)
Treasury shares purchased	(154.5)		(157.1)		(1,388.4)
Other, net	1.2		(2.8)		(5.7)

Balance, End of year	$3,683.1		$2,697.8		$2,927.7

Accumulated Other Comprehensive Income (Loss), Net of Tax
Balance, Beginning of year	$(51.9)		$492.8		$604.3
Cumulative effect of change in accounting principle	(189.6)		—		—
Changes in:
Net unrealized gains (losses) on securities		722.7		(541.8)		(131.8)
Portion of OTTI losses recognized in other comprehensive income (loss)		(26.1)		—		—

Total net unrealized gains (losses) on securities		696.6		(541.8)		(131.8)
Net unrealized gains on forecasted transactions		(3.3)		(2.9)		20.3
Foreign currency translation adjustment		1.4		—		—

Other comprehensive income (loss)	694.7	694.7	(544.7)	(544.7)	(111.5)	(111.5)

Balance, End of year	$453.2		$(51.9)		$492.8

Comprehensive Income (Loss)		$1,752.2		$(614.7)		$1,071.0

Common Shares, $1.00 Par Value
Balance, Beginning of year	$676.5		$680.2		$748.0
Stock options exercised	3.5		3.5		3.4
Treasury shares purchased	(11.1)		(9.9)		(72.9)
Restricted stock issued, net of forfeitures	3.7		2.7		1.7

Balance, End of year	$672.6		$676.5		$680.2

Paid-In Capital
Balance, Beginning of year	$892.9		$834.8		$847.4
Stock options exercised	15.3		23.5		27.4
Tax benefits from exercise/vesting of stock-based compensation	9.7		11.1		15.5
Treasury shares purchased	(15.0)		(12.4)		(87.1)
Restricted stock issued, net of forfeitures	(3.7)		(2.7)		(1.7)
Amortization of stock-based compensation	39.2		35.1		28.0
Other	1.3		3.5		5.3

Balance, End of year	$939.7		$892.9		$834.8

Total Shareholders’ Equity	$5,748.6		$4,215.3		$4,935.5

There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.

App.-A-4

The Progressive Corporation and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31,

(millions)	2009	2008	2007
Cash Flows From Operating Activities
Net income (loss)	$1,057.5	$(70.0)	$1,182.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	87.3	99.1	106.9
Amortization of fixed-income securities	230.8	249.6	284.1
Amortization of stock-based compensation	40.3	34.5	26.5
Net realized (gains) losses on securities	(27.1)	1,445.1	(106.3)
Net loss on disposition of property and equipment	13.3	1.6	.4
Changes in:
Premiums receivable	(46.2)	(13.5)	103.1
Reinsurance recoverables	(276.3)	46.6	98.7
Prepaid reinsurance premiums	(6.9)	7.4	19.7
Deferred acquisition costs	11.8	12.3	14.7
Income taxes	29.7	(423.8)	(30.3)
Unearned premiums	(3.0)	(34.5)	(124.6)
Loss and loss adjustment expense reserves	475.6	234.7	217.7
Accounts payable, accrued expenses, and other liabilities	(71.8)	(101.2)	2.4
Other, net	(28.2)	61.3	(4.5)

Net cash provided by operating activities	1,486.8	1,549.2	1,791.0

Cash Flows From Investing Activities
Purchases:
Fixed maturities	(10,046.3)	(7,593.9)	(8,184.6)
Equity securities	(624.2)	(598.3)	(1,490.3)
Short-term investments – auction rate securities	—	(631.5)	(7,156.6)
Sales:
Fixed maturities	7,950.0	5,629.5	8,327.6
Equity securities	919.4	1,401.0	775.2
Short-term investments – auction rate securities	—	631.5	7,325.4
Maturities, paydowns, calls, and other:
Fixed maturities	842.5	505.5	557.9
Equity securities	15.7	34.9	10.7
Net sales (purchases) of short-term investments – other	75.6	(771.0)	30.0
Net unsettled security transactions	(246.5)	177.2	35.1
Purchases of property and equipment	(66.6)	(98.5)	(136.3)
Sales of property and equipment	1.8	1.1	2.0

Net cash provided by (used in) investing activities	(1,178.6)	(1,312.5)	96.1

Cash Flows From Financing Activities
Proceeds from exercise of stock options	18.8	27.0	30.8
Tax benefits from exercise/vesting of stock-based compensation	9.7	11.1	15.5
Proceeds from debt[1]	—	—	1,021.7
Dividends paid to shareholders	—	(98.3)	(1,406.5)
Acquisition of treasury shares	(180.6)	(179.4)	(1,548.4)

Net cash used in financing activities	(152.1)	(239.6)	(1,886.9)

Effect of exchange rate changes on cash	1.7	—	—

Increase (decrease) in cash	157.8	(2.9)	.2
Cash, Beginning of year	2.9	5.8	5.6

Cash, End of year	$160.7	$2.9	$5.8

[1]	2007 includes a pretax gain received upon closing a forecasted debt issuance hedge. See Note 4 – Debt for further discussion.

See notes to consolidated financial statements.

App.-A-5

The Progressive Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2009, 2008, and 2007

1.  REPORTING AND ACCOUNTING POLICIES

Nature of Operations  The Progressive Corporation, an insurance holding company formed in 1965, owned 53 subsidiaries and had 1 mutual insurance company affiliate as of December 31, 2009. Our insurance subsidiaries provide personal and commercial automobile insurance and other specialty property-casualty insurance and related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles through both an independent insurance agency channel and a direct channel. Our Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses through both the independent agency and direct channels. We operate our businesses throughout the United States; in December 2009, we began selling personal auto physical damage insurance via the Internet in Australia.

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

Subsequent events have been evaluated through March 1, 2010, the date the financial statements were issued via filing our Annual Report on Form 10-K with the Securities and Exchange Commission.

Estimates  We are required to make estimates and assumptions when preparing our financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (GAAP). As estimates develop into fact (e.g., losses are paid), results may, and will likely, differ from those estimates.

Investments  Progressive’s fixed-maturity securities, equity securities, and short-term investments are accounted for on an available-for-sale basis. See Note 2 – Investments for the detailed composition of our investment portfolio.

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

Included in the fixed-maturity portfolio are asset-backed securities. The asset-backed securities are generally accounted for under the retrospective method. Under the current accounting guidance, the prospective method is used primarily for interest-only securities, non-investment-grade asset-backed securities, and certain asset-backed securities with sub-prime loan exposure or where there is a greater risk of non-performance, and where it is possible the initial investment may not be substantially recovered. The retrospective method recalculates yield assumptions (based on changes in interest rates or cash flow expectations) historically to the inception of the investment holding period, and applies the required adjustment, if any, to the cost basis, with the offset recorded to investment income. The prospective method requires a calculation of future expected repayments and resets the yield to allow for future period adjustments; no current period impact to investment income or the securities cost is made based on the cash flow update. Prepayment assumptions are based on market expectations and are updated quarterly.

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

App.-A-6

Short-term investments can include auction rate securities (i.e., certain municipal bonds and preferred stocks). Due to the nature of auction rate securities, these securities are classified as short-term based upon their expected auction date (generally 7-49 days) rather than on their contractual obligation (which is greater than one year at original issuance). In the event that an auction fails, the security may need to be reclassified from short term. In addition to auction rate securities, short-term investments may include Eurodollar deposits, commercial paper, reverse repurchase transactions, and other securities expected to mature within one year. Changes in fair value of these securities, net of deferred income taxes, are reflected as unrealized gains (losses) in accumulated other comprehensive income.

Trading securities are securities bought principally for the purpose of sale in the near term. To the extent we have trading securities, changes in fair value would be recognized in income in the current period. Derivative instruments, which may be used for trading purposes or classified as trading derivatives due to the characteristics of the transaction, are discussed below.

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

•

Cash flow hedge:  changes in fair value of the hedge would be reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction (see Note 4 – Debt for discussion regarding a forecasted debt issuance hedge we held in 2007).

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

App.-A-7

collateral may be required to limit credit risk. We have elected not to offset fair value amounts that arise from derivative positions with the same counterparty under a master netting arrangement.

Investment securities are exposed to various risks such as interest rate, market, credit, and liquidity risk. Fair values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the portfolio’s value in the near term. We regularly monitor our portfolio for price changes, which might indicate potential impairments, and perform detailed reviews of securities with unrealized losses based on predetermined guidelines. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial condition, business prospects, or other factors, (ii) market-related factors, such as interest rates or equity market declines, or (iii) credit-related losses, where the present value of cash flows expected to be collected are lower than the amortized cost basis of the security.

We analyze our debt securities to determine if we intend to sell, or if it is more likely than not that we will be required to sell, the security prior to recovery and, if so, we write down the security to its current fair value with the entire amount of the write-down recorded to earnings. To the extent that it is more likely than not that we will hold the debt security until recovery (which could be maturity), we determine if any of the decline in value is due to a credit loss (i.e., where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security) and, if so, we recognize that portion of the impairment in earnings, with the balance (i.e., non-credit related impairment in 2009) recognized as part of our net unrealized gains (losses) in accumulated other comprehensive income. When an equity security (common equity and nonredeemable preferred stock) in our investment portfolio has an unrealized loss in fair value that is deemed to be other-than-temporary, we reduce the book value of such security to its current fair value, recognizing the decline as a realized loss in the income statement. Any future changes in fair value, either increases or decreases, are reflected as changes in unrealized gains (losses) as part of accumulated other comprehensive income.

Realized gains (losses) on securities are computed based on the first-in first-out method and include write-downs on available-for-sale securities considered to have other-than-temporary declines in fair value (excluding non-credit related impairments), as well as holding period valuation changes on derivatives, trading securities, and hybrid instruments (securities with embedded call options, where the call option is a feature of the overall change in the value of the instrument).

Insurance Premiums and Receivables  Insurance premiums written are earned into income on a pro rata basis over the period of risk, based on a daily earnings convention. Accordingly, unearned premiums represent the portion of premiums written that is applicable to the unexpired risk. We provide insurance and related services to individuals and small commercial accounts and offer a variety of payment plans. Generally, premiums are collected prior to providing risk coverage, minimizing our exposure to credit risk. We perform a policy level evaluation to determine the extent to which the premiums receivable balance exceeds the unearned premiums balance. We then age this exposure to establish an allowance for doubtful accounts based on prior experience.

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

Reinsurance  Our reinsurance transactions primarily include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures/Plans – “CAIP”) and premiums ceded to state-provided reinsurance facilities (e.g., Michigan Catastrophic Claims Association, North Carolina Reinsurance Facility) (collectively, “State Plans”), for which we retain no loss indemnity risk (see Note 7 – Reinsurance for further discussion). We also cede a portion of the premiums in our non-auto programs to limit our exposure in those particular markets. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums written.

App.-A-8

Income Taxes  The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are write-downs of investment securities determined to be other-than-temporarily impaired, net unrealized gains (losses) on securities, loss reserves, unearned premiums reserves, deferred acquisition costs, and non-deductible accruals. We review our deferred tax assets regularly for recoverability. See Note 5 – Income Taxes for further discussion.

Property and Equipment  Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is recognized over the estimated useful lives of the assets using accelerated methods for computer equipment and the straight-line method for all other fixed assets. The useful lives range from 3 to 4 years for computer equipment, 10 to 40 years for buildings and improvements, and 3 to 10 years for all other property and equipment. Land and buildings comprised 77% and 78% of total property and equipment at December 31, 2009 and 2008, respectively. Property and equipment include capitalized software developed or acquired for internal use. Total interest capitalized was $2.6 million in 2009, $5.0 million in 2008, and $2.4 million in 2007, relating to capitalized computer software costs and construction projects.

Guaranty Fund Assessments  We are subject to state guaranty fund assessments, which provide for the payment of covered claims or other insurance obligations of insurance companies deemed insolvent. These assessments are accrued after a formal determination of insolvency has occurred, and we have written the premiums on which the assessments will be based.

Service Revenues and Expenses  Our service businesses provide insurance-related services. Service revenues generated from processing business for involuntary CAIP plans are earned on a pro rata basis over the term of the related policies. Service expenses related to these CAIP plans include acquisition expenses, which are deferred and amortized over the period in which the related revenues are earned. Other service business revenues and expenses are recorded in the period in which they are earned or incurred.

Stock-Based Compensation  We issue restricted stock awards, both time-based and performance-based, as our form of equity compensation to key members of management and non-employee directors. We currently do not issue stock options as a form of equity compensation, although there are vested options still outstanding as of December 31, 2009. Compensation expense for restricted stock awards is recognized over the respective vesting periods. For the years ended December 31, 2009, 2008, and 2007, the pretax expense of our stock-based compensation was $40.3 million, $34.5 million, and $26.5 million, respectively (tax benefit of $14.1 million, $12.1 million, and $9.3 million).

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

Earnings Per Share  Basic earnings per share are computed using the weighted average number of common shares outstanding, excluding both the time-based and performance-based unvested restricted stock awards that are subject to forfeiture. Diluted earnings per share include common stock equivalents assumed outstanding during the period. Our common stock equivalents include stock options and time-based restricted stock awards accounted for as equity awards. In periods where we report a net loss, the calculated diluted earnings per share is antidilutive, therefore, basic earnings per share is reported.

Supplemental Cash Flow Information  Cash includes only bank demand deposits. We paid income taxes, net of recoverables received, if any, of $461.7 million, $258.0 million, and $526.0 million in 2009, 2008, and 2007, respectively. Total interest paid was $144.7 million during both 2009 and 2008 and $110.1 million during 2007. Non-cash activity includes declared but unpaid dividends.

New Accounting Standards  During 2009, the Financial Accounting Standards Board (FASB) issued updated guidance on accounting for transfers of financial assets. This guidance eliminates the concept of a qualifying special-purpose entity and its exemption from consolidation in the transferor’s financial statements. It also establishes conditions for reporting a transfer of financial assets as sales and requires additional disclosure. This guidance is effective for fiscal years beginning after November 15, 2009 (January 2010 for calendar-year companies). Based on our current investment portfolio, we do not expect the guidance to have any impact on our financial condition, cash flows, or results of operations.

App.-A-9

During 2009, the FASB issued guidance which: (i) replaces the quantitative-based risks and rewards calculation for determining whether an enterprise is the primary beneficiary in a variable interest entity with an approach that is primarily qualitative; (ii) requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity; and (iii) requires additional disclosures about an enterprise’s involvement in variable interest entities. This guidance is effective for fiscal years beginning after November 15, 2009 (January 2010 for calendar-year companies). Based on our current investment portfolio, we do not expect the guidance to have any impact on our financial condition, cash flows, or results of operations.

2.  INVESTMENTS

The following table presents the composition of our investment portfolio by major security type, consistent with our internal classification of how we manage, monitor, and measure the portfolio:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Fair Value
December 31, 2009
Fixed maturities:
U.S. government obligations	$4,939.6	$6.4	$(128.5)	$—	$4,817.5	32.8%
State and local government obligations	1,974.2	55.1	(5.3)	—	2,024.0	13.8
Corporate debt securities	1,244.9	43.4	(6.9)	—	1,281.4	8.7
Residential mortgage-backed securities	592.0	4.3	(79.9)	—	516.4	3.5
Commercial mortgage-backed securities	1,572.0	37.0	(18.9)	—	1,590.1	10.8
Other asset-backed securities	721.9	6.1	(1.8)	—	726.2	4.9
Redeemable preferred stocks	671.3	20.7	(85.3)	—	606.7	4.1
Other debt obligations	1.1	—	—	—	1.1	—

Total fixed maturities	11,717.0	173.0	(326.6)	—	11,563.4	78.6
Equity securities:
Nonredeemable preferred stocks	665.4	597.6	—	(7.2)	1,255.8	8.5
Common equities	598.4	220.1	(2.3)	—	816.2	5.6
Short-term investments - other	1,078.0	—	—	—	1,078.0	7.3

Total portfolio[2,3]	$14,058.8	$990.7	$(328.9)	$(7.2)	$14,713.4	100.0%

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Fair Value
December 31, 2008
Fixed maturities:
U.S. government obligations	$3,565.7	$129.0	$(1.1)	$—	$3,693.6	28.5%
State and local government obligations	3,041.4	53.1	(90.1)	—	3,004.4	23.1
Foreign government obligations	16.2	.2	—	—	16.4	.1
Corporate debt securities	692.1	1.6	(54.4)	—	639.3	4.9
Residential mortgage-backed securities	758.7	1.4	(137.1)	—	623.0	4.8
Commercial mortgage-backed securities	1,692.7	1.0	(243.7)	—	1,450.0	11.2
Other asset-backed securities	139.2	—	(10.1)	—	129.1	1.0
Redeemable preferred stocks	387.2	8.7	(8.0)	—	387.9	3.0
Other debt obligations	2.1	.9	—	—	3.0	—

Total fixed maturities	10,295.3	195.9	(544.5)	—	9,946.7	76.6
Equity securities:
Nonredeemable preferred stocks	1,131.3	73.5	(17.3)	(37.5)	1,150.0	8.9
Common equities	553.6	203.5	(29.3)	—	727.8	5.6
Short-term investments - other	1,153.6	—	—	—	1,153.6	8.9

Total portfolio[2,3]	$13,133.8	$472.9	$(591.1)	$(37.5)	$12,978.1	100.0%

[1]	Represents net holding period gains (losses) on certain hybrid securities (discussed below).

[2]	At December 31, 2009 and 2008, we had $7.7 million and $254.2 million, respectively, of net unsettled security transactions offset in other liabilities.

[3]

Includes $2.2 billion and $1.0 billion at December 31, 2009 and 2008, respectively, of securities in the portfolio of a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

App.-A-10

Our fixed-maturity securities include debt securities and redeemable preferred stocks. At December 31, 2009 and 2008, the nonredeemable preferred stock portfolio included $66.3 million and $53.0 million, respectively, of hybrid securities (i.e., perpetual preferred stocks that have call features with fixed-rate coupons, whereby the change in value of the call feature is a component of the overall change in value of the preferred stock). Common equities include common stocks and other risk investments (e.g., private equity investments). Our other short-term investments include Eurodollar deposits, commercial paper, and other investments which are expected to mature within one year. At December 31, 2009, our other short-term investments also included $0.9 million in treasury bills issued by the Australian government.

At December 31, 2009, bonds and certificates of deposit in the principal amount of $131.9 million were on deposit to meet state insurance regulatory and/or rating agency requirements. We did not have any securities of any one issuer, excluding U.S. government obligations with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2009 or 2008. At December 31, 2009, we had fixed-maturity securities with a fair value of $1.1 million that were non-income producing during the preceding 12 months.

Fixed Maturities  The composition of fixed maturities by maturity at December 31, 2009 was:

(millions)	Cost	Fair Value
Less than one year	$1,231.1	$1,220.9
One to five years	7,419.7	7,443.0
Five to ten years	3,013.1	2,857.2
Ten years or greater	53.0	42.2

Total[1]	$11,716.9	$11,563.3

[1]	Excludes $0.1 million of gains on the open interest rate swap position.

Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities which do not have a single maturity date are reported at expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

Net Investment Income  The components of net investment income for the years ended December 31, were:

(millions)	2009	2008	2007
Fixed maturities:
U.S. government obligations	$79.6	$54.1	$115.0
State and local government obligations	91.9	126.5	135.9
Corporate debt securities	48.2	53.4	52.7
Residential mortgage-backed securities	33.4	47.1	40.3
Commercial mortgage-backed securities	90.7	102.1	94.8
Other asset-backed securities	9.7	6.9	6.7
Redeemable preferred stocks	47.5	47.0	32.0
Other debt obligations	.3	1.3	1.2

Total fixed maturities	401.3	438.4	478.6
Equity securities:
Nonredeemable preferred stocks	89.7	144.5	126.9
Common equities	13.3	38.9	46.2
Short-term investments:
Auction-rate municipal obligations	—	1.4	2.6
Auction-rate preferred stocks	—	—	.8
Other short-term investments	2.7	14.5	25.7

Investment income	507.0	637.7	680.8
Investment expenses	(11.1)	(8.8)	(12.4)

Net investment income	$495.9	$628.9	$668.4

App.-A-11

Net Realized Gains (Losses)  The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2009	2008	2007
Gross realized gains on security sales
Fixed maturities:
U.S. government obligations	$103.1	$243.2	$100.2
State and local government obligations	35.2	17.3	3.1
Corporate and other debt securities	20.5	5.5	7.1
Commercial mortgage-backed securities	.8	—	—
Redeemable preferred stocks	—	—	2.9

Total fixed maturities	159.6	266.0	113.3
Equity securities:
Nonredeemable preferred stocks	32.6	11.6	2.1
Common equities	148.5	320.7	55.4
Short-term investments - other	—	—	.1

Subtotal gross realized gains on security sales	340.7	598.3	170.9

Gross realized losses on security sales
Fixed maturities:
U.S. government obligations	(2.1)	(.7)	(14.2)
State and local government obligations	(7.6)	—	(.8)
Corporate and other debt securities	(.5)	(13.1)	(4.0)
Residential mortgage-backed securities	(3.2)	—	(1.0)
Commercial mortgage-backed securities	(9.9)	(1.4)	(.3)
Other asset-backed securities	(.7)	(.4)	—
Redeemable preferred stocks	—	(1.8)	(1.4)

Total fixed maturities	(24.0)	(17.4)	(21.7)
Equity securities:
Nonredeemable preferred stocks	(57.3)	(541.8)	(2.2)
Common equities	(40.0)	(179.3)	(33.4)

Subtotal gross realized losses on security sales	(121.3)	(738.5)	(57.3)

Net realized gains (losses) on security sales
Fixed maturities:
U.S. government obligations	101.0	242.5	86.0
State and local government obligations	27.6	17.3	2.3
Corporate and other debt securities	20.0	(7.6)	3.1
Residential mortgage-backed securities	(3.2)	—	(1.0)
Commercial mortgage-backed securities	(9.1)	(1.4)	(.3)
Other asset-backed securities	(.7)	(.4)	—
Redeemable preferred stocks	—	(1.8)	1.5

Total fixed maturities	135.6	248.6	91.6
Equity securities:
Nonredeemable preferred stocks	(24.7)	(530.2)	(.1)
Common equities	108.5	141.4	22.0
Short-term investments - other	—	—	.1

Subtotal net realized gains (losses) on security sales	219.4	(140.2)	113.6

Other-than-temporary impairment losses
Fixed maturities:
Corporate and other debt securities	—	(69.0)	—
Residential mortgage-backed securities	(32.0)	(38.2)	(1.7)
Commercial mortgage-backed securities	(.9)	(.6)	(.2)
Redeemable preferred stocks	(6.1)	(301.0)	—

Total fixed maturities	(39.0)	(408.8)	(1.9)
Equity securities:
Nonredeemable preferred stocks	(158.8)	(941.3)	(17.4)
Common equities	(10.3)	(43.0)	(.3)

Subtotal other-than-temporary impairment losses	(208.1)	(1,393.1)	(19.6)

Net holding period gains (losses)
Hybrid preferred stocks	14.5	(73.6)	(7.4)
Derivative instruments	1.3	161.8	19.7

Subtotal net holding period gains (losses)	15.8	88.2	12.3

Total net realized gains (losses) on securities	$27.1	$(1,445.1)	$106.3

App.-A-12

Gross realized gains and losses were the result of traditional investment sales transactions in our fixed-income portfolio, affected by movements in credit spreads and interest rates, sales of our common stocks to reduce our risk exposure, rebalancing of our equity-indexed portfolio, tax management, and holding period valuation changes on hybrids and derivatives. In addition, in 2007, gains and losses also reflected the sale of securities to fund our $1.4 billion extraordinary dividend payment in September 2007. Also included are write-downs for securities determined to be other-than-temporarily impaired in our fixed-maturity and/or equity portfolios. These write-downs were the result of fundamental matters related to either specific issues or issuers and/or the significant decline in the credit and mortgage-related markets.

Other-than-Temporary Impairment (OTTI)  During 2009, we adopted the new accounting standards related to OTTI that provide guidance in determining whether impairments in debt securities are other-than-temporary and require additional disclosures relating to OTTI and unrealized losses on investments; the new standards did not change the impairment model for equity securities.

The new guidance required that, during the initial period of adoption, we record a cumulative effect of change in accounting principle to reclassify the non-credit component of a previously recognized OTTI from retained earnings to other comprehensive income. Based on our review of OTTI losses on securities held at March 31, 2009, we reclassified $189.6 million (or $291.8 million on a pretax basis) from retained earnings to accumulated other comprehensive income (loss) during the second quarter 2009.

The following table shows our OTTI losses separated between those related to a credit loss and the portion that was a non-credit related impairment for the period since the adoption of the new guidance (second quarter 2009):

(millions)	Total OTTI	Credit Related and Other OTTI (Income Statement)	Non-Credit Related OTTI (Balance Sheet)	[1]
Fixed maturities:
Residential mortgage-backed:
Bifurcated	$56.6	$16.9	$39.7
Non-bifurcated[2]	14.2	14.2	—

Total residential mortgage-backed	70.8	31.1	39.7
Commercial mortgage-backed - bifurcated	1.3	.9	.4
Other asset-backed - non-bifurcated[2]	.2	.2	—

Total fixed maturities	72.3	32.2	40.1
Nonredeemable preferred stocks	6.9	6.9	NA
Common equities	1.7	1.7	NA

Total	$80.9	$40.8	$40.1

NA = Not Applicable

[1]

Reflects the non-credit related OTTI recorded as a component of accumulated other comprehensive income at the time the credit impairment was determined. The valuation on these positions improved by $16.0 million subsequent to the write-downs, resulting in a remaining balance of $24.1 million in accumulated other comprehensive income at December 31, 2009.

[2]	Represents securities where our total OTTI losses were credit related; no unrealized losses are recorded as a component of accumulated other comprehensive income.

App.-A-13

The following table provides a rollforward of the amounts related to credit losses recognized in earnings for which a portion of the OTTI loss was recognized in accumulated other comprehensive income at the time the credit impairment was determined and recognized:

(millions)	Commercial Mortgage- Backed	Corporate Debt	Residential Mortgage- Backed	Total
Beginning balance at April 1, 2009	$—	$6.5	$24.2	$30.7
Credit losses for which an OTTI was previously recognized	—	—	1.4	1.4
Credit losses for which an OTTI was not previously recognized	.9	—	15.5	16.4

Ending balance at December 31, 2009	$.9	$6.5	$41.1	$48.5

Since it was determined that it is more likely than not that we will not be required to sell the securities prior to the recovery (which could be maturity) of their respective cost bases, in order to measure the amount of credit losses on the securities that were determined to be other-than-temporarily impaired during the year, we considered a number of factors and inputs related to the individual securities. The methodology and significant inputs used to measure the amount of credit losses in our asset-backed portfolio included: current performance indicators on the underlying assets (i.e., delinquency rates, foreclosure rates, and default rates), credit support (via current levels of subordination), and historical credit ratings. Updated cash flow expectations were also generated by our portfolio managers based upon these performance indicators. In order to determine the amount of credit loss, if any, the net present value of the cash flows expected (i.e., expected recovery value) was calculated using the current implied yield for each security, and was compared to its current amortized value. In the event that the net present value was below the amortized value, a credit loss was deemed to exist, and the security was written-down.

Gross Unrealized Losses  As of December 31, 2009, we had $326.6 million of gross unrealized losses in our fixed-income portfolio (i.e., fixed-maturity securities, nonredeemable preferred stocks, and short-term investments) and $2.3 million in our common equities. We currently do not intend to sell the fixed-income securities and determined that it is more likely than not that we will not be required to sell these securities for the period of time necessary to recover their cost bases. In addition, we may retain the common stocks to maintain correlation to the Russell 1000 Index, as long as the portfolio and index correlation remain similar. If our strategy was to change and these securities were determined to be other-than-temporarily impaired, we would recognize a write-down in accordance with our stated policy.

The following tables show the composition of gross unrealized losses by major security type by the length of time that individual securities have been in a continuous unrealized loss position:

(millions)	Total Fair Value	Total Unrealized Losses	Less than 12 Months		12 Months or Greater
			Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2009
Fixed maturities:
U.S. government obligations	$4,595.3	$(128.5)	$2,408.1	$(6.4)	$2,187.2	$(122.1)
State and local government obligations	448.6	(5.3)	41.3	(.2)	407.3	(5.1)
Corporate debt securities	344.2	(6.9)	264.6	(1.8)	79.6	(5.1)
Residential mortgage-backed securities	367.4	(79.9)	27.9	(2.5)	339.5	(77.4)
Commercial mortgage-backed securities	386.1	(18.9)	32.6	(.9)	353.5	(18.0)
Other asset-backed securities	81.6	(1.8)	71.6	(.3)	10.0	(1.5)
Redeemable preferred stocks	507.5	(85.3)	—	—	507.5	(85.3)

Total fixed maturities	6,730.7	(326.6)	2,846.1	(12.1)	3,884.6	(314.5)
Equity securities - common equities	30.7	(2.3)	20.9	(1.7)	9.8	(.6)

Total portfolio	$6,761.4	$(328.9)	$2,867.0	$(13.8)	$3,894.4	$(315.1)

App.-A-14

(millions)	Total Fair Value	Total Unrealized Losses	Less than 12 Months		12 Months or Greater
			Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2008
Fixed maturities:
U.S. government obligations	$232.5	$(1.1)	$232.5	$(1.1)	$—	$—
State and local government obligations	1,100.6	(90.1)	274.8	(17.9)	825.8	(72.2)
Corporate debt securities	493.1	(54.4)	278.3	(27.4)	214.8	(27.0)
Residential mortgage-backed securities	592.8	(137.1)	219.1	(41.4)	373.7	(95.7)
Commercial mortgage-backed securities	1,422.1	(243.7)	842.9	(116.7)	579.2	(127.0)
Other asset-backed securities	128.8	(10.1)	117.7	(7.4)	11.1	(2.7)
Redeemable preferred stocks	60.6	(8.0)	60.6	(8.0)	—	—

Total fixed maturities	4,030.5	(544.5)	2,025.9	(219.9)	2,004.6	(324.6)
Equity securities:
Nonredeemable preferred stocks	437.6	(17.3)	305.4	(13.2)	132.2	(4.1)
Common equities	123.2	(29.3)	110.5	(26.5)	12.7	(2.8)

Total equity securities	560.8	(46.6)	415.9	(39.7)	144.9	(6.9)

Total portfolio	$4,591.3	$(591.1)	$2,441.8	$(259.6)	$2,149.5	$(331.5)

The $85.3 million gross unrealized losses in our redeemable preferred stock portfolio reflects the effect of our $266.7 million reclassification, on a pretax basis, of prior other-than-temporary impairment losses under the accounting guidance for impairments that was adopted during 2009, partially offset by the subsequent recovery in value recorded during the remainder of 2009.

Included in gross unrealized losses at December 31, 2009, was $24.1 million related to securities for which a portion of the OTTI loss was recorded in earnings as a credit loss. The fair value and gross unrealized losses for these securities were comprised of the following:

(millions)	Total Fair Value	Total Unrealized Losses	Less than 12 Months		12 Months or Greater
			Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturities:
Residential mortgage-backed securities	$77.4	$(23.6)	$15.6	$(1.9)	$61.8	$(21.7)
Commercial mortgage-backed securities	1.8	(.5)	.5	(.2)	1.3	(.3)

Total fixed maturities	$79.2	$(24.1)	$16.1	$(2.1)	$63.1	$(22.0)

Trading Securities  At December 31, 2009 and 2008, we did not hold any trading securities and we did not have any net realized gains (losses) on trading securities for the years ended December 31, 2009, 2008, and 2007.

Derivative Instruments  We have invested in the following derivative exposures at various times: interest rate swaps, asset-backed credit default swaps, U.S. corporate debt credit default swaps, and cash flow hedges. In addition, during 2009, we invested in equity options as an economic, forecasted forward sale.

For all derivative positions discussed below, realized holding period gains and losses are netted with any upfront cash that may be exchanged under the contract to determine if the net position should be classified either as an asset or liability. To be reported as a component of the available-for-sale portfolio, the inception-to-date realized gain on the derivative position at period end would have to exceed any upfront cash received (net derivative asset). On the other hand, a net derivative liability would include any inception-to-date realized loss plus the amount of upfront cash received (or netted, if upfront cash was paid) and would be reported as a component of other liabilities. These net derivative assets/liabilities are not separately disclosed on the balance sheet due to their immaterial effect on our financial condition, cash flows, and results of operations.

App.-A-15

The following table shows the status of our derivative instruments at December 31, 2009 and 2008, and for the years ended December 31, 2009, 2008, and 2007; amounts are on a pretax basis:

(millions)					Balance Sheet			Income Statement
	Notional Value[1]					Fair Value		Net Realized Gains (Losses) on Securities
	December 31,					December 31,		Years ended December 31,
Derivatives designated as:	2009	2008	2007	Purpose	Classification	2009	2008	2009	2008	2007
Hedging instruments
Foreign currency cash flow hedge[2]	$—	$8	$—	Forecasted transaction	Accumulated other comprehensive income	$—	$.2	$—	$—	$—

Non-hedging instruments
Assets:
Interest rate swaps[3]	713	1,800	1,325	Manage portfolio duration	Investments - fixed maturities	.1	96.3	.1	104.3	53.1

Liabilities:
Corporate credit default swaps	25	25	—	Manage credit risk	Other liabilities	(.8)	(.5)	(.6)	(.7)	—

Asset-backed credit default swaps	—	—	140	General portfolio investing	NA	—	—	—	—	(45.9)

Closed:
Interest rate swaps	4,186	1,550	—	Manage portfolio duration	—	—	—	10.4	57.1	—

Corporate credit default swaps	7	545	250	Manage credit risk	—	—	—	(.4)	20.8	10.0

Asset-backed credit default swaps	—	140	50	General portfolio investing	—	—	—	—	(19.7)	2.5

Equity options[4] (177,190 contracts)	NA	NA	NA	Manage price risk	—	—	—	(9.1)	—	—

Foreign currency trade[2]	8	—	—	Manage currency risk	—	—	—	.9	—	—

Total	NA	NA	NA			$(.7)	$96.0	$1.3	$161.8	$19.7

[1]	The amounts represent the value held at year-end for open positions and the maximum amount held during the year for closed positions.

[2]	During the fourth quarter 2009, we reclassified our cash flow hedge and closed the position; see Cash Flow Hedges below for further discussion.

[3]

The $713 million notional value swap was entered into as a short position (i.e., receive variable and pay fixed coupon) while the swaps held at December 31, 2008 and 2007 were long positions (i.e., receive fixed and pay variable coupon).

[4]	Each contract is equivalent to 100 shares of common stock of the issuer; we had no option activity in 2008 or 2007.

NA = Not Applicable

App.-A-16

CASH FLOW HEDGES

In the fourth quarter 2009, we recognized a realized gain of $0.9 million reflecting the previously deferred gain on our foreign currency cash flow hedge.

During the second quarter 2007, we entered into a forecasted debt issuance hedge against a possible rise in interest rates in anticipation of issuing $1 billion of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “Debentures”). The hedge was designated as, and qualified for, cash flow hedge accounting treatment. Upon issuance of the Debentures, the hedge was closed, and we recognized a pretax gain of $34.4 million, which is recorded as part of accumulated other comprehensive income. The $34.4 million gain is deferred and is being recognized as an adjustment to interest expense over the 10-year fixed interest rate term of the Debentures. During 2009, 2008, and 2007, we recognized $2.8 million, $2.6 million, and $1.3 million, respectively, as an adjustment to interest expense.

INTEREST RATE SWAPS

During the years ended December 31, 2009, 2008, and 2007, we invested in interest rate swap positions primarily to manage the fixed-income portfolio duration. As of December 31, 2009, no cash collateral was delivered or received on our open interest rate swap position. As of December 31, 2008 and 2007, we had received $79.6 million and $44.4 million, respectively, in cash collateral from the counterparties on our then open interest rate swap positions, which amounts were invested in short-term securities.

CORPORATE CREDIT DEFAULT SWAPS

During the years ended December 31, 2009 and 2008, we held a position, which was opened during the third quarter 2008, on one corporate issuer within the financial services sector where we bought credit default protection in the form of a credit default swap for a 5-year time horizon. We hold this protection to reduce our exposure to potential additional valuation declines on our preferred stock due to credit impairment of the issuer. As of December 31, 2009, we delivered $0.6 million in cash collateral to the counterparty on our open corporate credit default swap position. Additionally, during the third quarter 2009, we closed a position where we bought credit default protection in the form of credit default swaps for a 2-year time horizon on one corporate issuer within the industrial sector. We paid $0.6 million in upfront cash when we entered the 2-year exposure position, which was offset against our then open exposure. During the fourth quarter 2008, we closed positions where we bought credit default protection in the form of credit default swaps for 3-year and 5-year time horizons on debt issuances of nine different corporate issuers within the financial services sector that we opened during the third quarter 2008. We originally purchased the protection to reduce our overall financial sector exposure given the heightened risk in the financial markets at the time and our exposure to financial firms. No cash collateral was delivered or received on these positions during the year ended December 31, 2008.

During the year ended December 31, 2007, we opened and closed positions where we bought credit default protection in the form of credit default swaps on a corporate non-investment-grade index, and we closed positions where we bought credit default swaps on an investment-grade index. No cash collateral was delivered or received on these positions during the year ended December 31, 2007.

EQUITY OPTIONS

During the year ended December 31, 2009, we opened and closed positions where we simultaneously sold and purchased a substantially equivalent amount of call and put options, respectively, on Citigroup common stock, which related to our preferred stock holding. The purpose of this transaction was to effect a forward sale of a portion of the common stock we expected to receive from Citigroup resulting from the conversion of our preferred stock holding into common stock pursuant to Citigroup’s exchange that occurred during the third quarter 2009. This was achieved through matching the strike price and term of the option contracts and was meant to offset the downside price risk of the common stock during the time period pending the exchange. All of the common stock we received from the preferred stock conversion was sold by the end of the third quarter. As of December 31, 2009, we did not have any unsettled collateral deliveries related to this position. We had no equity option positions during the years ended December 31, 2008 and 2007.

ASSET-BACKED CREDIT DEFAULT SWAPS

We held no asset-backed credit default swap positions during the year ended December 31, 2009. During the fourth quarter 2008, we closed a position for which we sold credit protection in the form of a credit default swap comprised of a basket of 20 asset-backed bonds supported by sub-prime mortgage loans. We covered the credit default swap’s notional exposure by acquiring U.S. Treasury Notes of equal maturity and principal amount and reducing our overall exposure with any upfront cash received. As of December 31, 2009 and 2008, we did not have any collateral deliveries related to this position outstanding. As of December 31, 2007, we delivered $44.8 million ($34.1 million of U.S. Treasury Notes and $10.7 million of cash) in collateral to the counterparties on the asset-backed credit default swap position.

App.-A-17

3.  FAIR VALUE

We have categorized our financial instruments, based on the degree of subjectivity inherent in the method by which they are valued, into a fair value hierarchy of three levels, as follows:

•	Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. government obligations and active exchange-traded equity securities).
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

During 2009, we adopted the recently issued fair value guidance, pursuant to generally accepted accounting principles, that requires us to evaluate whether a market is distressed or inactive in determining the fair value for our portfolio. Based on this new guidance, we added to our review certain additional market level inputs to evaluate whether sufficient activity, volume, and new issuances existed to create an active market. Based on this evaluation, we concluded that there was sufficient activity related to the sectors and securities for which we obtained valuations.

The composition of the investment portfolio by major security type was:

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2009
Fixed maturities:
U.S. government obligations	$4,817.5	$—	$—	$4,817.5	$4,939.6
State and local government obligations	—	2,024.0	—	2,024.0	1,974.2
Corporate and other debt securities	—	1,253.2	29.3	1,282.5	1,246.0

Subtotal	4,817.5	3,277.2	29.3	8,124.0	8,159.8

Asset-backed securities:
Residential mortgage-backed	—	470.3	46.1	516.4	592.0
Commercial mortgage-backed	—	1,568.5	21.6	1,590.1	1,572.0
Other asset-backed	—	718.4	7.8	726.2	721.9

Subtotal asset-backed securities	—	2,757.2	75.5	2,832.7	2,885.9

Redeemable preferred stocks:
Financials	17.8	231.9	—	249.7	277.2
Utilities	—	66.9	—	66.9	69.4
Industrials	—	237.0	53.1	290.1	324.7

Subtotal redeemable preferred stocks	17.8	535.8	53.1	606.7	671.3

Total fixed maturities	4,835.3	6,570.2	157.9	11,563.4	11,717.0

Equity securities:
Nonredeemable preferred stocks:
Financials	604.2	534.2	—	1,138.4	561.6
Utilities	—	65.8	—	65.8	50.8
Industrials	—	51.6	—	51.6	53.0

Subtotal nonredeemable preferred stocks	604.2	651.6	—	1,255.8	665.4

Common equities:
Common stocks[1]	803.3	—	—	803.3	593.2
Other risk investments	—	—	12.9	12.9	5.2

Subtotal common equities	803.3	—	12.9	816.2	598.4

	$6,242.8	$7,221.8	$170.8	13,635.4	12,980.8

Other short-term investments[2]				1,078.0	1,078.0

Total portfolio				$14,713.4	$14,058.8

Debt[3]				$2,154.2	$2,177.2

App.-A-18

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2008
Fixed maturities:
U.S. government obligations	$3,693.6	$—	$—	$3,693.6	$3,565.7
State and local government obligations	—	3,004.4	—	3,004.4	3,041.4
Foreign government obligations	—	16.4	—	16.4	16.2
Corporate and other debt securities	—	615.1	27.2	642.3	694.2

Subtotal	3,693.6	3,635.9	27.2	7,356.7	7,317.5

Asset-backed securities:
Residential mortgage-backed	—	622.7	.3	623.0	758.7
Commercial mortgage-backed	—	1,423.6	26.4	1,450.0	1,692.7
Other asset-backed	—	118.1	11.0	129.1	139.2

Subtotal asset-backed securities	—	2,164.4	37.7	2,202.1	2,590.6

Redeemable preferred stocks:
Financials	12.1	155.7	—	167.8	166.1
Utilities	—	37.0	—	37.0	37.0
Industrials	—	138.4	44.7	183.1	184.1

Subtotal redeemable preferred stocks	12.1	331.1	44.7	387.9	387.2

Total fixed maturities	3,705.7	6,131.4	109.6	9,946.7	10,295.3

Equity securities:
Nonredeemable preferred stocks:
Agencies	—	1.0	—	1.0	1.0
Financials	477.2	505.9	—	983.1	960.3
Utilities	—	53.6	—	53.6	54.5
Industrials	—	—	112.3	112.3	115.5

Subtotal nonredeemable preferred stocks	477.2	560.5	112.3	1,150.0	1,131.3

Common equities:
Common stocks[1]	714.3	—	—	714.3	547.8
Other risk investments	—	—	13.5	13.5	5.8

Subtotal common equities	714.3	—	13.5	727.8	553.6

	$4,897.2	$6,691.9	$235.4	11,824.5	11,980.2

Other short-term investments[2]				1,153.6	1,153.6

Total portfolio				$12,978.1	$13,133.8

Debt[3]				$1,581.6	$2,175.5

[1]	Common stocks are managed externally to track the Russell 1000 Index. Therefore, a break-out by major sector type is not provided.

[2]	Due to the underlying nature of these securities, cost approximates fair value.

[3]	Debt is not subject to measurement at fair value in the Consolidated Balance Sheets. Therefore, it is not broken out by hierarchy level; fair values are obtained from publicly quoted sources.

Our portfolio valuations classified as either Level 1 or Level 2 in the above table are priced exclusively by external sources, including: pricing vendors, dealers/market makers, and exchange-quoted prices. With limited exceptions, our Level 3 securities are also priced externally; however, due to several factors (e.g., nature of the securities, level of activity, lack of similar securities trading to obtain observable market level inputs), these valuations are more subjective in nature. Certain private equity investments and fixed-income investments included in the Level 3 category are valued using external pricing supplemented by internal review and analysis.

At December 31, 2009, vendor-quoted prices represented approximately 77% of our Level 1 classifications, compared to 74% at December 31, 2008. The securities quoted by vendors in Level 1 represent holdings in our U.S. Treasury Notes, which are frequently traded and the quotes are considered similar to exchange trade quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on an active exchange. At December 31, 2009, vendor-quoted prices comprised 92% of our Level 2 classifications, compared to 97% at December 31, 2008. We reviewed

App.-A-19

independent documentation detailing the pricing techniques, models, and methodologies used by these pricing vendors and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. We continue to monitor any changes or modifications to their processes. During 2009 and 2008, we reviewed each sector for transaction volumes and determined that sufficient activity and liquidity existed to provide a credible source for market level valuations.

At December 31, 2009, broker-quoted prices represented the remaining 8% of our Level 2 classifications, compared to 3% at December 31, 2008. In these instances, we typically use broker/dealers because the security we hold is not widely held or frequently traded and thus is not serviced by the pricing vendors. We reviewed independent documentation detailing the pricing techniques, models, and methodologies used by broker/dealers and determined that they used the same pricing techniques as the external vendor pricing sources discussed above. The broker/dealers contain back office pricing desks, separate from the day-to-day traders that buy and sell the securities. This process creates uniformity in pricing when they quote externally to their various customers. The broker/dealer valuations are quoted in terms of spreads to various indices and the spreads are based off recent transactions adjusted for movements since the last trade or based off similar characteristic securities currently trading in the market. These quotes are not considered binding offers to transact. From time to time, we will obtain more than one broker quote for a security, when we feel it is necessary. In addition, from time to time, we will receive a broker/dealer quote for those securities priced by vendors as further evaluation of market price. We believe this additional step helps to ensure that we are reporting the most representative price and validates our pricing methodology.

To the extent the inputs used by external pricers are determined to not contain sufficient observable market information, we will reclassify the affected security valuations to Level 3. At December 31, 2009 and 2008, securities in our fixed-maturity portfolio listed as Level 3 were comprised substantially of securities that were either: (i) private placement deals, (ii) thinly held and/or traded securities, or (iii) lower rated non-investment-grade securities, where little liquidity exists. Based on these factors, it was difficult to independently verify observable market inputs that were used to generate the external valuations we received. At December 31, 2009 and 2008, one private common equity security with an aggregate value of $10.2 million was priced internally.

During each valuation period, we create internal estimations of portfolio valuation (performance returns), based on current market-related activity (i.e., interest rate and credit spread movements and other credit-related factors) within each major sector of our portfolio. We compare our internally-generated portfolio results with those generated based on quotes we received externally and research material valuation differences to identify the appropriate fair value to report for these securities.

Based on the criteria described above, we believe that the current level classifications are appropriate based on the valuation techniques used and that our fair values accurately reflect current market assumptions in the aggregate.

App.-A-20

The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2009 and 2008:

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2008	Calls/ Maturities/ Paydowns	Purchases	Sales	Realized (gain)/loss	Change in Valuation	Transfers in (out)[1]	Fair value at Dec. 31, 2009
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$.3	$(3.9)	$49.4	$—	$—	$.3	$—	$46.1
Commercial mortgage-backed	26.4	(.8)	—	(23.3)	6.3	20.2	(7.2)	21.6
Other asset-backed	11.0	(3.5)	11.0	—	—	.3	(11.0)	7.8

Total asset-backed securities	37.7	(8.2)	60.4	(23.3)	6.3	20.8	(18.2)	75.5
Corporate debt securities	27.2	—	—	(1.1)	(1.8)	5.0	—	29.3
Redeemable preferred stocks - industrials	44.7	—	—	—	—	8.4	—	53.1

Total fixed maturities	109.6	(8.2)	60.4	(24.4)	4.5	34.2	(18.2)	157.9

Nonredeemable preferred stocks - industrials	112.3	(15.2)	—	(99.8)	(.6)	3.3	—	—
Common equities - other risk investments	13.5	(.1)	—	—	—	(.5)	—	12.9

Total Level 3 securities	$235.4	$(23.5)	$60.4	$(124.2)	$3.9	$37.0	$(18.2)	$170.8

[1]

Of the $18.2 million of transfers out of Level 3, $11.0 million was due to a privately placed other asset-backed security that was priced internally at acquisition. The security was transferred into the Level 2 category once pricing was provided by a vendor. The remaining $7.2 million transferred out of Level 3 and placed into the Level 2 category reflects changes in the inputs used to measure fair value during the period.

	Level 3 Fair Value
(millions)	Fair value at Dec. 31, 2007	Calls/ Maturities/ Paydowns	Purchases	Sales	Realized (gain)/loss	Change in Valuation	Transfers in (out)[1]	Fair value at Dec. 31, 2008
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$.5	$(.1)	$—	$—	$—	$(.1)	$—	$.3
Commercial mortgage-backed	58.4	(3.1)	—	—	—	(30.5)	1.6	26.4
Other asset-backed	30.6	(3.9)	—	(14.3)	.5	(1.9)	—	11.0

Total asset-backed securities	89.5	(7.1)	—	(14.3)	.5	(32.5)	1.6	37.7
Corporate debt securities	29.9	—	—	—	—	(2.7)	—	27.2
Redeemable preferred stocks - industrials	—	—	—	—	—	—	44.7	44.7

Total fixed maturities	119.4	(7.1)	—	(14.3)	.5	(35.2)	46.3	109.6

Nonredeemable preferred stocks - industrials	115.6	—	—	—	—	(3.3)	—	112.3
Common equities - other risk investments	13.7	(.9)	—	—	—	.7	—	13.5

Total Level 3 securities	$248.7	$(8.0)	$—	$(14.3)	$.5	$(37.8)	$46.3	$235.4

[1]	Represents securities transferred into Level 3 during 2008 due to infrequent trading and illiquidity.

App.-A-21

4.  DEBT

Debt at December 31 consisted of:

	2009		2008
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
6.375% Senior Notes due 2012 (issued: $350.0, December 2001)	$349.2	$375.1	$348.9	$355.3
7% Notes due 2013 (issued: $150.0, October 1993)	149.5	166.9	149.3	154.3
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	294.7	317.9	294.6	272.0
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	394.1	409.4	394.0	350.0
6.70% Fixed-to-Floating Rate Junior Subordinated
Debentures due 2067 (issued: $1,000.0, June 2007)	989.7	884.9	988.7	450.0

Total	$2,177.2	$2,154.2	$2,175.5	$1,581.6

All of the outstanding debt was issued by The Progressive Corporation. Debt includes amounts we have borrowed and contributed to the capital of our insurance subsidiaries or used, or have available for use, for other business purposes. Fair values are obtained from publicly quoted sources. There are no restrictive financial covenants or credit rating triggers on our debt.

Interest on all debt is payable semiannually at the stated rates. However, the 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “Debentures”) will only bear interest at this fixed annual rate through, but excluding, June 15, 2017. Thereafter, the Debentures will bear interest at an annual rate equal to the three-month LIBOR plus 2.0175%, and the interest will be payable quarterly. In addition, subject to certain conditions, we have the right to defer the payment of interest on the Debentures for one or more periods not exceeding ten consecutive years each. During any such deferral period, among other conditions, interest would continue to accrue, including interest on the deferred interest, and we generally would not be able to declare or pay any dividends on, or repurchase any of, our common shares.

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

The 7% Notes are noncallable. The 6.375% Senior Notes, the 6 5/8% Senior Notes, and the 6.25% Senior Notes (collectively, “Senior Notes”) may be redeemed in whole or in part at any time, at our option, subject to a “make-whole” provision. Subject to the Replacement Capital Covenant discussed below, the Debentures may be redeemed, in whole or in part, at any time: (a) prior to June 15, 2017, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures being redeemed, or (ii) a “make-whole” amount, in each case plus any accrued and unpaid interest; or (b) on or after June 15, 2017, at a redemption price equal to 100% of the principal amount of the Debentures being redeemed, plus any accrued and unpaid interest. In connection with the issuance of the Debentures, we entered into a Replacement Capital Covenant in which we agreed, for the benefit of the holders of one of our Senior Notes, that we will not repay, redeem, defease, or purchase all or part of the Debentures before June 15, 2047, unless, subject to certain limitations, we have received proceeds from the sale of certain replacement capital securities, as defined in the Replacement Capital Covenant.

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

App.-A-22

On December 31, 2009, we entered into an amendment to the 364-Day Secured Liquidity Credit Facility Agreement (“Credit Facility Agreement”) with PNC Bank, National Association (PNC), successor to National City Bank (NCB), which extended the expiration date of our outstanding credit facility agreement until December 31, 2010, unless earlier pursuant to the terms of the agreement. Under this agreement, we may borrow up to $125 million, which may be increased to $150 million at our request but subject to PNC’s discretion. The purpose of the credit facility is to provide liquidity in the event of disruptions in our cash management operations, such as disruptions in the financial markets that affect our ability to transfer or receive funds. We may borrow funds, on a revolving basis, either in the form of Eurodollar Loans or Base Rate Loans. Eurodollar Loans will bear interest at one-, two-, three-, or six-month LIBOR (as selected by us) plus 50 basis points for the selected period. Base Rate Loans will bear daily interest at the greater of (a) PNC’s prime rate for such day, (b) the federal funds effective rate for such day plus 1/2% per annum, or (c) one-month LIBOR plus 2% per annum. Any borrowings under this agreement will be secured by a lien on certain marketable securities held in our investment portfolio. A facility fee of $12,500 was paid as consideration for this revolving agreement in each of 2008 and 2009. In addition, in January 2009, we deposited $125 million into an FDIC-insured deposit account (as part of the FDIC Temporary Liquidity Guarantee program) at NCB to provide us with additional cash availability in the event of such a disruption to our cash management operations; as of January 1, 2010, this deposit is no longer covered by FDIC insurance. Our access to these funds is unrestricted. However, if we withdraw funds from this account for any reason other than in connection with a disruption in our cash management operations, the availability of borrowings under the PNC credit facility will be reduced on a dollar-for-dollar basis until such time as we replenish the funds to the deposit account. There are no rating triggers under the credit agreement. We had no borrowings under this arrangement in 2009 or 2008.

The Credit Facility Agreement entered into on December 31, 2008, replaced an uncommitted line of credit with NCB in the principal amount of $125 million. Under the uncommitted line of credit, no commitment fees were required to be paid and there were no rating triggers. Interest on amounts borrowed would have generally accrued at the one-month LIBOR plus 0.375%. We had no borrowings under this arrangement during 2008.

Aggregate principal payments on debt outstanding at December 31, 2009, are $0 for 2010 and 2011, $350.0 million for 2012, $150.0 million for 2013, $0 for 2014, and $1.7 billion thereafter.

5.  INCOME TAXES

The components of our income tax provision (benefit) were as follows:

(millions)	2009	2008	2007
Current tax provision	$491.0	$255.4	$503.7
Deferred tax expense (benefit)	8.4	(407.7)	6.8

Total income tax provision (benefit)	$499.4	$(152.3)	$510.5

The provision (benefit) for income taxes in the accompanying consolidated statements of income differed from the statutory rate as follows:

($ in millions)	2009		2008		2007
Income (loss) before income taxes	$1,556.9		$(222.3)		$1,693.0

Tax at statutory rate	$544.9	35%	$(77.8)	35%	$592.6	35%
Tax effect of:
Exempt interest income	(26.7)	(2)	(38.7)	17	(40.3)	(3)
Dividends received deduction	(17.9)	(1)	(35.0)	16	(35.4)	(2)
Other items, net	(.9)	—	(.8)	—	(6.4)	—

Total income tax provision (benefit)	$499.4	32%	$(152.3)	68%	$510.5	30%

App.-A-23

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2009 and 2008, the components of the net deferred tax assets were as follows:

(millions)	2009	2008
Deferred tax assets:
Write-downs on securities	$353.8	$478.4
Unearned premiums reserve	290.5	291.4
Non-deductible accruals	158.5	150.0
Loss reserves	118.9	117.9
Derivative instruments	2.8	—
Net unrealized losses on securities	—	41.4
Other	1.4	10.0
Deferred tax liabilities:
Net unrealized gains on securities	(231.6)	—
Hedges on forecasted transactions	(11.6)	(13.4)
Deferred acquisition costs	(140.8)	(144.9)
Depreciable assets	(97.9)	(96.1)
Derivative instruments	—	(23.8)
Other	(24.0)	(17.6)

Net deferred tax assets	420.0	793.3
Net income taxes recoverable (payable)	(3.3)	28.3

Income taxes	$416.7	$821.6

The decrease in our net deferred tax asset during the year is primarily due to the net unrealized gains that occurred in the investment portfolio. Although realization of the deferred tax asset is not assured, management believes that it is more likely than not that the deferred tax asset will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.

Our IRS exams for 2004-2007 have been completed. Technically the statute of limitations for all of these years remains open (for 2004 and 2005 until June 30, 2010 due to a statute extension, and for 2006 and 2007 until three years from the date the returns were filed). However, since the audits of these years have been completed, we consider these years to be effectively settled.

We are currently under IRS examination for the 2008 and 2009 tax years under the Compliance Assurance Program (CAP). Under CAP, the IRS begins its examination process for the tax year before the tax return is filed, by examining significant transactions and events as they occur. The goal of the CAP program is to expedite the exam process and to reduce the level of uncertainty regarding a taxpayer’s tax filing positions.

We recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. We have not recorded any unrecognized tax benefits, or any related interest and penalties, as of December 31, 2009 or December 31, 2008. The 2009 tax provision includes an interest benefit (net of tax) of $0.3 million related to the settlement of the 2004-2007 IRS exams.

App.-A-24

6.   LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Activity in the loss and loss adjustment expense reserves is summarized as follows:

(millions)	2009	2008	2007
Balance at January 1	$6,177.4	$5,942.7	$5,725.0
Less reinsurance recoverables on unpaid losses	244.5	287.5	361.4

Net balance at January 1	5,932.9	5,655.2	5,363.6

Incurred related to:
Current year	10,040.9	9,981.8	9,845.9
Prior years	(136.0)	33.2	80.3

Total incurred	9,904.9	10,015.0	9,926.2

Paid related to:
Current year	6,542.2	6,700.4	6,737.2
Prior years	3,172.0	3,036.9	2,897.4

Total paid	9,714.2	9,737.3	9,634.6

Net balance at December 31	6,123.6	5,932.9	5,655.2
Plus reinsurance recoverables on unpaid losses	529.4	244.5	287.5

Balance at December 31	$6,653.0	$6,177.4	$5,942.7

Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while sustaining minimal variation from the date that the reserves are initially established until losses are fully developed. Our reserves developed favorably in 2009, compared to unfavorable development in both 2008 and 2007. Total development consists of net changes made by our actuarial department on prior accident year reserves, based on regularly scheduled reviews, claims settling for more or less than reserved, emergence of unrecorded claims at rates different than reserved, and changes in reserve estimates by claim representatives. In 2009, the favorable development was primarily related to lower than expected defense and cost containment reserves and favorable settlements on larger losses in our Commercial Auto business. In 2008, an increase in the number of late reported Commercial Auto claims, and an increase in the estimated severity on these claims, was a primary contributor to the unfavorable development. The unfavorable development in 2007 was due to the settlement of some large outstanding litigation, the number of large losses emerging from prior accident years being more than anticipated, plus the result of reviews of large bodily injury and uninsured motorist claims.

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

7.  REINSURANCE

The effect of reinsurance on premiums written and earned for the years ended December 31 was as follows:

	2009		2008		2007
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$14,196.3	$14,199.4	$13,775.6	$13,810.1	$13,982.4	$14,107.0
Ceded	(193.4)	(186.6)	(171.3)	(178.7)	(209.9)	(229.6)

Net premiums	$14,002.9	$14,012.8	$13,604.3	$13,631.4	$13,772.5	$13,877.4

App.-A-25

Our ceded premiums are attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures/Plans and premiums ceded to state-provided reinsurance facilities (together referred to as “State Plans”), for which we retain no loss indemnity risk, and premiums ceded related to our non-auto programs.

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to Progressive. Since the majority of our reinsurance is through State Plans, our exposure to losses from their failure is minimal, since the plans are funded by mechanisms supported by the insurance companies in the state. We evaluate the financial condition of our other reinsurers and monitor concentrations of credit risk to minimize our exposure to significant losses from reinsurer insolvencies. We also require unauthorized reinsurers to secure reinsurance through collateral, such as lines of credit or trust accounts.

At December 31, 2009, approximately 50% of the “prepaid reinsurance premiums” was comprised of State Plans, compared to about 55% at December 31, 2008. As of December 31, 2009 and 2008, approximately 90% and 80%, respectively, of the “reinsurance recoverables” were attributable to State Plans. The remainder of the “prepaid reinsurance premiums” and “reinsurance recoverables” was primarily related to non-auto programs.

Losses and loss adjustment expenses were net of reinsurance ceded of $417.6 million in 2009, $109.2 million in 2008, and $109.6 million in 2007. During 2009, we changed our loss reserving process regarding lifetime estimates for claims ceded to a state-provided reinsurance program, which increased both the amount of ceded loss reserves and the corresponding reinsurance recoverables on unpaid losses and, therefore, had no impact on our results of operations.

8.  STATUTORY FINANCIAL INFORMATION

Consolidated statutory policyholders’ surplus was $4,953.6 million and $4,470.6 million at December 31, 2009 and 2008, respectively. Statutory net income was $1,300.8 million, $368.4 million, and $1,105.2 million for the years ended December 31, 2009, 2008, and 2007, respectively.

At December 31, 2009, $477.7 million of consolidated statutory policyholders’ surplus represented net admitted assets of our insurance subsidiaries and affiliate that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

During 2009, the insurance subsidiaries paid aggregate cash dividends of $1,208.7 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $1,008.5 million in 2010 without prior approval from regulatory authorities, provided the dividend payments are not within 12 months of previous dividends paid by the applicable subsidiary.

9.  EMPLOYEE BENEFIT PLANS

Retirement Plans  Beginning January 1, 2009, Progressive has a defined contribution pension plan which covers all United States employees who are 18 years or older and have been employed with the company for at least 30 days. Progressive will match up to a maximum of 6% of the employee’s eligible compensation contributed to the plan. Company matching contributions could be invested by a participant in any of the investments available under the plan. Company matching contributions were $60.7 million in 2009.

Prior to January 1, 2009, Progressive had a two-tiered Retirement Security Program. The first tier was a defined contribution pension plan covering all employees who met requirements as to age and length of service. Company contributions varied from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service and could be invested by a participant in any of the investments available under the plan. Company contributions were $25.5 million in 2008 and $22.5 million in 2007.

The second tier was a long-term savings plan under which Progressive matched, up to a maximum of 3%, of the employee’s eligible compensation, amounts contributed to the plan by an employee. Company matching contributions could be invested by a participant in any of the investments available under the plan. Company matching contributions were $30.9 million in 2008 and $29.3 million in 2007.

App.-A-26

Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries, and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation, and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $23.9 million at December 31, 2009, compared to $25.9 million in 2008.

Postretirement Benefits  We provide postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. There are approximately 100 people in this program. Our funding policy for the benefits is to fund these benefits by contributing annually to a 501(c)(4) trust the maximum amount that can be deducted for federal income tax purposes.

Incentive Compensation Plans – Employees  Our incentive compensation includes both non-equity incentive plans (cash) and equity incentive plans (stock-based). The cash incentive compensation includes a cash bonus program for a limited number of senior executives and Gainsharing programs for other employees; the bases of these programs are similar in nature. The stock-based incentive compensation plans provide for the granting of restricted stock awards to key members of management. Prior to 2003, we granted non-qualified stock options as stock-based incentive compensation (see below). The amounts charged to income for the incentive compensation plans for the years ended December 31 were:

(millions)	2009	2008	2007
Cash	$120.4	$140.3	$126.2
Stock-based	40.3	34.5	26.5

Our 2003 Incentive Plan, which provides for the granting of stock-based awards, including restricted stock awards, to key employees of Progressive, has 18.7 million shares currently authorized, net of restricted stock awards cancelled; 4.8 million shares remain available for future awards. Our 1995 Incentive Plan has expired; however, awards made under that plan prior to its expiration are still in effect.

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

Prior to 2003, we granted nonqualified stock options. These options became exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for up to ten years from the date of the award. All remaining options outstanding vested on or before January 1, 2007 and will expire on or before December 31, 2011, if not exercised prior to that date. All options granted had an exercise price equal to the market value of the common shares on the date of grant. All option exercises are settled in Progressive common shares from either existing treasury shares or newly issued shares.

App.-A-27

A summary of all employee restricted stock activity during the years ended December 31 follows:

	2009		2008		2007
Restricted Shares	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	8,260,696	$20.39	6,868,850	$22.33	6,232,522	$22.27
Add (deduct):
Granted	4,072,152	12.08	3,038,793	15.98	2,318,637	21.01
Vested	(1,239,281)	23.14	(1,281,560)	19.98	(1,005,680)	18.80
Forfeited	(479,551)	16.98	(365,387)	21.61	(676,629)	22.44

End of year	10,614,016	$17.04	8,260,696	$20.39	6,868,850	$22.33

Available, end of year[1]	4,753,038		8,424,255		11,287,225

[1]	Represents shares available under the 2003 Incentive Plan. On January 1, 2010, 1,277,147 restricted stock awards vested with an aggregate fair value of $29.4 million.

Of the 1,239,281 restricted stock awards that vested during the year ended December 31, 2009, 1,001,051 shares were not deferred under our deferred compensation plan and 238,230 were deferred (see discussion of deferred compensation below). The aggregate fair value of the non-deferred awards, based on the respective grant date stock prices, was $23.2 million. Two types of deferred shares vested. First were 91,856 deferred liability awards. There was no intrinsic value attributed to these shares which were deferred, since, as previously discussed, these awards were granted in 2004 and, therefore, were expensed based on the current market value at the end of each reporting period. In addition, 146,374 deferred equity awards vested, which were granted after March 2005. The aggregate fair value of these deferred awards, based on the grant date stock price, was $3.5 million.

During the year ended December 31, 2009, we recognized $40.3 million, or $26.2 million after taxes, of compensation expense related to our outstanding unvested restricted stock. During the year ended December 31, 2008, we recognized $34.5 million, or $22.4 million after taxes, of compensation expense related to our outstanding unvested restricted stock. During the year ended December 31, 2007, we recognized $26.5 million, or $17.2 million after taxes, of compensation expense related to our outstanding unvested restricted stock and stock option awards. At December 31, 2009, the total unrecognized compensation cost related to unvested restricted stock awards was $79.6 million. This compensation expense will be recognized into the income statement over the weighted average vesting period of 2.25 years.

As discussed above, we stopped granting non-qualified stock options in 2002. All remaining stock option awards vested on January 1, 2007. Following is a summary of all employee stock option activity during the year ended December 31, 2007:

Nonvested stock options outstanding	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	1,087,866	$5.82
Deduct:
Vested	(1,087,866)	5.82

End of year	—	$—

App.-A-28

In September 2007, we paid a $2.00 per common share special dividend to shareholders of record at the close of business on August 31, 2007. Since the holders of the outstanding stock option awards were not entitled to receive the cash dividend, we were required to increase the number of shares and reduce the exercise price of any of our then outstanding stock option awards in accordance with the antidilution provisions of our incentive plans. This adjustment is reflected in the appropriate tables below.

	2009		2008		2007
Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	8,503,273	$7.71	11,738,502	$7.75	13,747,221	$8.75
Add:
Antidilution adjustment	—	—	—	—	1,201,984	NM
Deduct:
Exercised	(3,394,633)	5.31	(3,235,229)	7.86	(3,208,873)	9.10
Forfeited	(5,752)	5.69	—	—	(1,830)	11.78

End of year	5,102,888	$9.31	8,503,273	$7.71	11,738,502	$7.75

Exercisable, end of year	5,102,888	$9.31	8,503,273	$7.71	11,738,502	$7.75

NM = not meaningful

The total pretax intrinsic value of options exercised during the year ended December 31, 2009, was $36.1 million, based on the actual stock price at time of exercise.

The following employee stock options were outstanding and exercisable as of December 31, 2009:

Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life
5,102,888	$9.31	$44.3 million	1.47 years

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the difference between our closing stock price of $17.99 on December 31, 2009, and the exercise price of the options, which is the amount that would have been received by the option holders, before taxes, had all option holders exercised their options as of that date. All of the exercisable options at December 31, 2009, were “in-the-money.”

Incentive Compensation Plans – Directors  Our 2003 Directors Equity Incentive Plan, which provides for the granting of stock-based awards, including restricted stock awards to non-employee directors of The Progressive Corporation, has 1.4 million shares currently authorized, net of restricted stock awards cancelled; 0.9 million shares remain available for future grants. Our 1998 Directors’ Stock Option Plan expired on April 24, 2008; however, stock option awards made under this plan prior to its expiration are still in effect.

In 2003, we began issuing restricted stock awards to non-employee directors as the equity component of their compensation. The restricted stock awards are issued as time-based awards. The vesting period (i.e., requisite service period) must be a minimum of six months and one day. The time-based awards granted to date have included vesting periods of 11 or 12 months from the date of each grant. The restricted stock awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.

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

Restricted stock awards are granted to non-employee directors as their sole compensation for being a member of the Board of Directors.

App.-A-29

A summary of all directors restricted stock activity during the years ended December 31 follows:

	2009		2008		2007
Restricted Shares	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	105,420	$17.96	68,595	$23.52	66,031	$26.64
Add (deduct):
Granted	129,467	15.78	105,420	17.96	76,074	23.52
Vested	(105,420)	17.96	(68,595)	23.52	(66,031)	26.64
Forfeited	(10,483)	15.74	—	—	(7,479)	23.52

End of year	118,984	$15.79	105,420	$17.96	68,595	$23.52

Available, end of year[1]	869,871		988,855		1,094,275

[1]	Represents shares available under the 2003 Directors Equity Incentive Plan.

A summary of all stock option activity for both current and former directors during the years ended December 31 follows:

	2009		2008		2007
Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	401,357	$8.60	628,813	$7.97	772,664	$8.59
Add:
Antidilution adjustment[1]	—	—	—	—	55,851	NM
Deduct:
Exercised	(88,812)	9.10	(227,456)	6.86	(199,702)	8.16

End of year	312,545	$8.46	401,357	$8.60	628,813	$7.97

Exercisable, end of year[2]	312,545	$8.46	401,357	$8.60	628,813	$7.97

NM = not meaningful

[1]	See discussion above under Incentive Compensation Plans — Employees.

[2]	The 1998 Directors’ Stock Option Plan has expired.

The total pretax intrinsic value of options exercised during the year ended December 31, 2009, was $0.5 million, based on the actual stock price at time of exercise.

The following director stock options were outstanding and exercisable as of December 31, 2009:

Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life
312,545	$8.46	$3.0 million	1.22 years

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the difference between our closing stock price of $17.99 on December 31, 2009, and the exercise price of the options, which is the amount that would have been received by the option holders, before taxes, had all option holders exercised their options as of that date. All of the exercisable options at December 31, 2009, were “in-the-money.”

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

App.-A-30

For all restricted stock awards granted on or after March 17, 2005, and deferred pursuant to the Deferral Plan, the deferred amounts are deemed invested in our common shares and are ineligible for transfer to other investment funds in the Deferral Plan; all distributions will be made in common shares. For all awards granted prior to March 17, 2005, the deferred amounts are eligible to be transferred to any of the funds in the Deferral Plan; distributions of these deferred awards will be made in cash.

We reserved 3.6 million common shares for issuance under the Deferral Plan. An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan. At December 31, 2009 and 2008, the trust held assets of $80.2 million and $66.7 million, respectively, of which $17.6 million and $13.5 million were held in Progressive’s common shares; these shares will be distributed in cash. In addition, at December 31, 2009 and 2008, the trust held 0.2 million and 0.1 million common shares, respectively, to be distributed in-kind.

10.  SEGMENT INFORMATION

We write personal auto and other specialty property-casualty insurance and provide related services throughout the United States. Our Personal Lines segment writes insurance for personal autos and recreational vehicles. The Personal Lines segment is comprised of both the Agency and Direct businesses. The Agency business includes business written by our network of more than 30,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (other insurance companies, financial institutions, and national agencies). The Direct business includes business written directly by us online and by phone.

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

Our service businesses provide insurance-related services, including processing CAIP business and serving as an agent for homeowners insurance through our program with three unaffiliated homeowner insurance companies.

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

Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We do not allocate assets or income taxes to operating segments. In addition, we do not separately identify depreciation and amortization expense by segment and such disclosure would be impractical. Companywide depreciation expense was $87.3 million in 2009, $99.1 million in 2008, and $106.9 million in 2007. The accounting policies of the operating segments are the same as those described in Note 1 – Reporting and Accounting Policies.

App.-A-31

Following are the operating results for the years ended December 31:

	2009		2008		2007
(millions)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)
Personal Lines
Agency	$7,414.8	$579.2	$7,362.0	$360.7	$7,636.4	$500.2
Direct	4,951.1	357.9	4,485.8	274.8	4,372.6	339.9

Total Personal Lines[1]	12,365.9	937.1	11,847.8	635.5	12,009.0	840.1
Commercial Auto	1,623.3	229.8	1,762.2	94.1	1,846.9	185.7
Other indemnity	23.6	8.7	21.4	5.3	21.5	(.7)

Total underwriting operations	14,012.8	1,175.6	13,631.4	734.9	13,877.4	1,025.1

Service businesses	16.7	(2.7)	16.1	(4.3)	22.3	1.8
Investments[2]	534.1	523.0	(807.4)	(816.2)	787.1	774.7
Interest expense	—	(139.0)	—	(136.7)	—	(108.6)

Consolidated total	$14,563.6	$1,556.9	$12,840.1	$(222.3)	$14,686.8	$1,693.0

[1]

Personal auto insurance accounted for 90% of the total Personal Lines segment net premiums earned in 2009 and 2008, and 91% in 2007; insurance for our special lines products (e.g., motorcycles, ATVs, RVs, mobile homes, watercraft, and snowmobiles) accounted for the balance of the Personal Lines net premiums earned.

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

	2009		2008		2007
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines
Agency	7.8%	92.2	4.9%	95.1	6.5%	93.5
Direct	7.2	92.8	6.1	93.9	7.8	92.2
Total Personal Lines	7.6	92.4	5.4	94.6	7.0	93.0
Commercial Auto	14.2	85.8	5.3	94.7	10.1	89.9
Other indemnity[1]	NM	NM	NM	NM	NM	NM
Total underwriting operations	8.4	91.6	5.4	94.6	7.4	92.6

[1]	Underwriting margins/combined ratios are not meaningful (NM) for our other indemnity businesses due to the low level of premiums earned by, and the variability of loss costs in, such businesses.

App.-A-32

11.   OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) for the years ended December 31 were as follows:

	2009			2008			2007
(millions)	Pretax	Tax (Provision) Benefit	After Tax	Pretax	Tax (Provision) Benefit	After Tax	Pretax	Tax (Provision) Benefit	After Tax
Unrealized gains (losses) arising during period:
Fixed maturities	$535.4	$(187.4)	$348.0	$(407.6)	$142.7	$(264.9)	$52.1	$(18.2)	$33.9
Non-credit related OTTI[1]	(40.1)	14.0	(26.1)	—	—	—	—	—	—
Equity securities	671.7	(235.1)	436.6	(238.6)	83.5	(155.1)	(189.2)	66.2	(123.0)
Reclassification adjustment for (gains) losses realized in net income:
Fixed maturities	(8.5)	3.0	(5.5)	9.7	(3.4)	6.3	(2.3)	.8	(1.5)
Equity securities	(86.7)	30.3	(56.4)	(197.1)	69.0	(128.1)	(63.4)	22.2	(41.2)

Change in unrealized gains (losses)[2]	1,071.8	(375.2)	696.6	(833.6)	291.8	(541.8)	(202.8)	71.0	(131.8)
Net unrealized gains on forecasted transactions[3]	(5.1)	1.8	(3.3)	(4.4)	1.5	(2.9)	31.2	(10.9)	20.3
Foreign currency translation adjustment[4]	1.4	—	1.4	—	—	—	—	—	—

Other comprehensive income (loss)	$1,068.1	$(373.4)	$694.7	$(838.0)	$293.3	$(544.7)	$(171.6)	$60.1	$(111.5)

[1]	Portion of other-than-temporary impairment losses that were non-credit related (see Note 2 – Investments for further discussion).

[2]

Excludes the $189.6 million ($291.8 million pretax) cumulative effect of change in accounting principle we recorded in June 2009 in accordance with the new accounting guidance for other-than-temporary impairments we adopted during the second quarter 2009 (see Note 2 – Investments for further discussion).

[3]

Entered into for the purpose of managing interest rate risk associated with our debt issuances (see Note 4 – Debt for further discussion), and managing foreign currency risk associated with our forecasted foreign currency transaction (see Note 2 – Investments for further discussion). We expect to reclassify $5.2 million into income within the next 12 months.

[4]	Foreign currency translation adjustments have no tax effect.

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

Under current accounting guidance, we establish accruals for lawsuits when it is probable that a loss has been incurred and we can reasonably estimate its potential exposure (referred to as a loss that is both “probable and estimable” in the discussion below). Certain of the cases for which we have established accurals under this standard are mentioned in the discussion below. Based on currently available information, we believe that our accruals for these lawsuits are reasonable and that the amounts accrued did not have a material effect on our consolidated financial condition or results of operations. However, if any one or more of these cases results in a judgment against, or settlement by, our insurance subsidiaries for an amount that is significantly greater than the amount so accrued, the resulting liability could have a material effect on our consolidated financial condition, cash flows, and results of operations.

App.-A-33

As to lawsuits that do not satisfy both parts of this GAAP standard (i.e., the loss is not both probable and estimable), we have not established a liability at this time. In the event that any one or more of these cases results in a substantial judgment against, or settlement by, Progressive, the resulting liability could also have a material effect on our consolidated financial condition, cash flows, and results of operations.

The following is a discussion of potentially significant pending cases at December 31, 2009, and certain cases resolved during 2009, 2008, and 2007. Unless specifically noted: 1) we do not consider the losses from these cases to be probable and estimable, and we are unable to estimate a range of loss, if any, at this time; and 2) settlements were not material to our consolidated financial condition, cash flows, or results of operations. The outcomes of the unsettled cases are uncertain, but in each case we do not believe that the outcome will have a material impact on our consolidated financial condition, cash flows, and results of operations.

There is one putative class action lawsuit, and one lawsuit that was certified as a class action during 2009 that challenges our insurance subsidiaries’ use of certain automated database vendors or software to assist in the adjustment of bodily injury claims. The other lawsuits relating to this issue were either consolidated or dismissed. In each of these lawsuits, the plaintiffs allege that these databases or software systematically undervalue the claims. In 2007, we reached a settlement on a similar class action lawsuit and all payments for that settlement have been made and the file is closed.

There were eight class action lawsuits challenging certain aspects of our insurance subsidiaries use of credit information and compliance with notice requirements under the federal Fair Credit Reporting Act. The cases were consolidated and a tentative settlement agreement was negotiated in 2004. That settlement was amended in 2006, and all required payments were made by the end of 2009. We also had six similar individual cases that were resolved by a settlement in 2009. That resolution also included the claims of other class members who had opted out of the class action settlement. The administration of this settlement is expected to be completed in 2010.

During 2009, we settled one certified nationwide class action lawsuit challenging our insurance subsidiaries’ practice of taking betterment on boat repairs, one putative class action lawsuit alleging that Progressive’s insurance subsidiaries used non-conforming underinsured motorist rejection forms, one certified class action lawsuit alleging that Progressive’s insurance subsidiaries failed to offer certain enhanced personal injury protection (PIP) benefits, and three state class action lawsuits related to over-charging municipal tax to shareholders.

We currently have one certified class action lawsuit seeking interest on PIP payments that allegedly were late. We understand that there are a number of similar class actions against others in the insurance industry.

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

There are currently four putative class action lawsuits challenging the labor rates our insurance subsidiaries pay to auto body repair shops. One action was brought on behalf of insureds, while the other two were brought on behalf of repair facilities.

There are three putative class action lawsuits challenging Progressive’s insurance subsidiaries’ practice in Florida of paying PIP and first-party medical payments at 200% of the amount allowed by Medicare. One additional case was dismissed during 2009.

In 2008, we settled a putative class action lawsuit challenging the installment fee program used by our insurance subsidiaries.

During 2007, we settled various class action lawsuits and all payments for those settlements have been made and the cases are now closed. There was one lawsuit alleging that the insurance subsidiaries’ rating practices at renewal were improper, three lawsuits alleging that we failed to adjust MRI bills to a consumer price index in violation of a statute, and one lawsuit seeking refunds of all UIM premiums and certain UM premiums on grounds that the coverages were illusory. There were also three putative class action lawsuits related to the MRI billing issue that were either dismissed or settled for a nominal amount. There is one lawsuit pending relating to our rating practices at renewal, as to which class action status has been denied.

App.-A-34

Progressive’s subsidiaries are also named as a defendant in individual lawsuits related to employment issues. In 2009, we completed payments on the settlement reached in 2008 on one class action lawsuit challenging our classification of certain job titles under the Fair Labor Standards Act.

13.   COMMITMENTS AND CONTINGENCIES

We have certain noncancelable operating lease commitments with lease terms greater than one year for property and computer equipment. The minimum commitments under these agreements at December 31, 2009, were as follows:

(millions) Year	Commitment
2010	$73.5
2011	58.5
2012	42.8
2013	25.3
2014	11.9
Thereafter	16.2

Total	$228.2

Some of the leases have options to renew at the end of the lease periods. The expense we incurred for the leases disclosed above, as well as other operating leases that may be cancelable or have terms less than one year, was:

(millions) Year	Expense
2009	$109.0
2008	124.8
2007	139.5

We also have certain noncancelable purchase obligations. The minimum commitment under these agreements at December 31, 2009 was $132.3 million.

As of December 31, 2009, we had open investment funding commitments of $0.2 million; we had no uncollateralized lines or letters of credit as of December 31, 2009 or 2008.

App.-A-35

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Progressive Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for other-than-temporary impairment of debt securities in 2009.

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

March 1, 2010

App.-A-36

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

During the fourth quarter 2009, there were no changes in our internal control over financial reporting identified in the internal control review process that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2009; such report appears herein.

CEO and CFO Certifications

Glenn M. Renwick, President and Chief Executive Officer of The Progressive Corporation, and Brian C. Domeck, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2009 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mr. Renwick and Mr. Domeck have each certified that, to the best of his knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Section 302 and 906 certifications, respectively.

App.-A-37

The Progressive Corporation and Subsidiaries

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion and analysis of the consolidated financial condition and results of operations.

I.   OVERVIEW

The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Group of Insurance Companies, together with our non-insurance subsidiaries, comprise what we refer to as Progressive. Progressive has been in business since 1937 and is estimated to be the country’s fourth largest private passenger auto insurer based on net premiums written during 2009. Our insurance companies offer personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States. In December 2009, we began selling personal auto insurance in Australia. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through more than 30,000 independent insurance agencies and directly to consumers online and over the phone. Our Commercial Auto segment, which writes through both the independent agency and direct channels, offers insurance for cars and trucks (e.g., pick-up or panel trucks) owned by small businesses and is estimated to be in the top four in its industry. These underwriting operations, combined with our service and investment operations, make up the consolidated group.

The Progressive Corporation receives cash through subsidiary dividends, borrowings, security sales, and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), to repurchase its common shares, and for other business purposes that might arise. In 2009, the holding company received $1.1 billion from its subsidiaries, net of capital contributions. In December 2009, the Board declared a dividend of $.1613 per share, or $108.5 million, which was paid to shareholders in February 2010. This dividend was pursuant to our annual variable dividend policy and was based on 2009 underwriting results. No dividend was paid for 2008 reflecting the comprehensive loss we reported for that year, as discussed in Financial Condition below. During 2009, we used $180.6 million to repurchase 11.1 million Progressive common shares, at an average cost of $16.34 per share. We had no debt that matured in 2009. The holding company also has access to funds held in a non-insurance subsidiary; at year-end 2009, $2.2 billion of marketable securities were available in this company. On a consolidated basis, we generated positive operating cash flows of $1.5 billion in 2009.

For 2009, Progressive generated net income of $1.1 billion, or $1.57 per share, driven by strong underwriting profitability and solid investment returns. Our insurance operations generated 3% growth in written and earned premiums and 4% growth in policies in force, and produced an 8.4% underwriting profit margin. We continued to make progress on several initiatives intended to help spur our personal auto growth. Our Commercial Auto business continues to feel the effect of the weakened economy and competitive pressures on its ability to generate both premium and policy growth, but contributed to profitability with a 14.2% underwriting margin.

During 2009, our investment portfolio generated investment income of $507.0 million with net realized gains of $27.1 million. This was a significant change from the $1.4 billion of net realized losses we recognized in 2008, driven by significant other-than-temporary impairments, as a result of market declines, primarily in our preferred stock holdings. We ended 2009 with $7.9 billion of total capital (debt and equity), $1.5 billion more than at the start of the year. We continue to manage our investing and financing activities in order to maintain sufficient capital to support all the insurance we can profitably underwrite and service.

A. Operations

In 2009, our insurance subsidiaries generated underwriting profitability of 8.4%, which exceeded our targeted profitability objective of 4%. Both our Personal Lines and Commercial Auto businesses contributed to our strong profitability. In Personal Lines, only eight states did not meet or exceed their target profitability, with only three of those states actually recording an underwriting loss for the year. In Commercial Auto, only five states did not generate an underwriting profit.

We realized $136.0 million of favorable prior accident year development, which increased our profitability for 2009 by one percentage point. This development was primarily from the cost of claims settling at amounts lower than originally

App.-A-38

estimated. Just over half of this development was in our Personal Lines business, with almost all of the balance in Commercial Auto. For the year, our overall incurred auto accident frequency and severity remained relatively flat compared to the prior year, despite changes in the individual coverages. We saw a decrease in both frequency and severity in the property coverages, while both frequency and severity increased in our personal injury protection coverage. For bodily injury, we saw frequency increase in 2009 compared to 2008, and severity remain relatively flat year-over-year.

On a year-over-year basis, net premiums written and earned both increased 3%. Changes in net premiums written are a function of new business applications (i.e., issued policies), premium per policy, and retention.

During 2009, we saw total new auto applications increase 11%, primarily driven by a 20% increase in our Direct business. For the year, our Agency auto business generated a 3% increase in new applications, despite starting 2009 with significant declines. When evaluating new business application growth on a state-by-state basis, only 12 states did not see total auto applications increase in 2009. In Agency auto, 29 states saw new applications increase. For our Direct business, all but two states saw new auto applications increase on a year-over-year basis. Our Commercial Auto and special lines products both saw new applications decline about 9%. The weakened economy contributed to the decline in our Commercial Auto business, while the surge in new motorcycle and scooter business in 2008, when gas prices were at an all-time high in the United States, drove the 2009 decrease in special lines new applications on a year-over-year basis.

We are continuing with our efforts to spur personal auto growth through several initiatives underway aimed at providing consumers with distinctive new business options. These include the countrywide rollout of Name Your Price®, a program that provides Direct auto consumers the opportunity to select the price they would like to pay for auto insurance; the rollout of new product models, designed to improve competitiveness through further price segmentation; and the expansion of our usage-based insurance product, referred to as MyRate®. We are also continuing to increase our focus on the segment of customers who like to combine their auto and homeowners insurance policies, and we now have relationships with three homeowner carriers to pursue this sizeable market. In addition, in continuing to build options for the future that are in line with our strategic goals, we launched an Internet-only personal auto product in Australia during December 2009.

During 2009, on a year-over-year basis, our monthly average written premium per policy fluctuated from slightly negative to slightly positive in our Agency auto business, and ended the year relatively flat. The Direct auto business was a different story. We continued to see average written premium per policy lower than the prior year for a total decrease of 4% for the year, thus tempering the total written premium growth to 11%. The decrease in the Direct auto business written premium per policy primarily reflects the shifts in the mix of our business relating to the age of the drivers, the proof of prior insurance, and the driving records of our customers. Commercial Auto continued to see declines in premiums per policy, reflecting the continued impact of the economy on our commercial customers who are selecting less coverage and insuring fewer vehicles. The special lines products average written premiums were relatively flat year-over-year. Adjusting rates is a continuous process and we will continue to evaluate future rate needs and react quickly as we recognize changing trends.

Companywide policies in force have increased 4% on a year-over-year basis since December 31, 2008. This increase reflects about 476,000 additional Personal Lines policies and 27,000 fewer Commercial Auto policies. The biggest contributor to this growth was our Direct auto business where policies in force grew 13%, or 377,000 policies. Agency auto policies in force were relatively flat year-over-year, while our special lines products saw an increase of about 3%. The effects of the economy continued to negatively impact our Commercial Auto business as policies in force decreased 5%.

To continue to grow policies in force, it is critical that we retain our customers for longer periods, which is why increasing retention continues to be one of our most important priorities. In 2009, we continued to see an increase in customer retention. Total personal auto policy life expectancy increased 3% on a year-over-year basis, with our Agency and Direct auto policy life expectancies increasing 2% and 3%, respectively. Our Commercial Auto business policy life expectancy remained relatively flat, while our special lines products experienced a 3% decrease from the prior year. Realizing the importance that retention has on our ability to continue to grow profitably, we continue to emphasize competitive pricing, quality service, and other retention initiatives for our current customers.

App.-A-39

B. Investments and Capital Management

The fair value of our investment portfolio was $14.7 billion at December 31, 2009. During 2009, our asset allocation strategy was to maintain 0-25% of our portfolio in Group I securities (i.e., common equities, redeemable and nonredeemable preferred stocks (preferred stocks), and non-investment-grade and non-rated fixed-maturity securities), with the balance (75%-100%) of our portfolio in Group II securities (i.e., all other fixed-maturity securities, including U.S. Treasury Notes, municipal bonds, asset-backed securities, and corporate debt, as well as short-term investments). At December 31, 2009, our portfolio was allocated 20% to Group I and 80% to Group II.

Our investment portfolio produced a fully taxable equivalent (FTE) total return of 12.5% for 2009. We experienced positive FTE total returns in the fixed-income portfolio (i.e., fixed maturities, redeemable and nonredeemable preferred stocks, and short-term investments) of 12.2% and common stock portfolio of 29.5% in 2009. We continue to maintain our fixed-income portfolio strategy of investing in high-quality, shorter-duration securities given the current investment environment. We decreased the duration of our fixed-income portfolio during the year to end 2009 at 2.3 years, compared to 3.2 years at the end of 2008. The weighted average credit rating of our fixed-income portfolio ranged from AA+ early in 2009 to AA at the end of the year. Our common equity investment strategy remains an index replication approach using the Russell 1000 Index as the benchmark.

The first quarter 2009 marked the depths of the current financial crisis. A government administered bank stress test, the results of which were released in May, served as an effective tool to restore investor confidence in the solvency of the financial system. Many banks used the stress test results to raise equity capital to restore their balance sheet strength and improve their ability to weather a severe economic downturn. The recapitalization of the banking system, combined with significant liquidity injections and asset purchases by the Federal Reserve and a meaningful fiscal stimulus program, sparked a virtuous cycle of asset and economic recovery during the balance of 2009. Valuations improved for nearly all risk assets. The market values of common and preferred stock improved dramatically, credit spreads returned to within sight of their pre-crisis levels for corporate bonds, and liquidity improved markedly across all markets. Access to the capital markets returned for most issuers, alleviating fears of liquidity driven defaults. Housing markets arrested their rapid declines and, by late in the year, showed signs of improving in some regions. Although these were positive developments, significant risks remain in the financial markets and U.S. economy. Employment markets weakened sharply early in the year and remained soft at year end. Inflation readings were subdued, as low levels of resource utilization and high unemployment provided no pressure for higher wages or prices. The Federal Reserve maintained their target of 0-0.25% for the overnight funds rate and stated that it was likely to remain at an exceptionally low level for an extended period. At year-end 2009, two-year and ten-year U.S. Treasury Notes were yielding 1.11% and 3.88%, respectively, compared to 0.74% and 2.21% at the end of 2008.

Approximately 75% of our preferred stock holdings are obligations of financial sector issuers. During 2009, we recorded $213.2 million of other-than-temporary impairment losses on our redeemable and nonredeemable preferred stocks. The write-downs were due to a combination of issuer fundamentals and severe market declines where we were unable to objectively determine that the securities would substantially recover in the near term. At year-end, we had a net unrealized gain of $555.0 million in our redeemable and nonredeemable financial sector preferred stock portfolio.

At December 31, 2009, we held approximately $164.4 million of sub-prime mortgage bonds, classified as home-equity bonds. In addition, we held $28.7 million of non-prime collateralized mortgage obligations (Alt-A securities). Together, these securities had net unrealized losses of $54.8 million at year-end 2009. During 2009, we recorded other-than-temporary impairment losses of $23.7 million on home-equity securities and $4.0 million on our Alt-A securities.

Our investment results provided a substantial contribution to the increase in our capital position. We ended 2009 with $7.9 billion of total capital (debt plus equity). We continue to manage our investing and financing activities in order to maintain sufficient capital to support all the insurance we can profitably underwrite and service.

II.   FINANCIAL CONDITION

A. Holding Company

In 2009, The Progressive Corporation, the holding company, received $1.1 billion of dividends, net of capital contributions made to subsidiaries. For the three-year period ended December 31, 2009, The Progressive Corporation received $2.6 billion of dividends from its subsidiaries, net of capital contributions. Regulatory restrictions on subsidiary dividends are described in Note 8 – Statutory Financial Information.

App.-A-40

Progressive’s debt-to-total capital (debt plus equity) ratios at December 31, 2009, 2008, and 2007 were 27.5%, 34.0%, and 30.6%, respectively. During the last three years, The Progressive Corporation did not retire any debt securities. In June 2007, we took actions to restructure our capital position, which included issuing $1 billion of 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067. See Note 4 – Debt for further discussion of our current outstanding debt. The plan also consisted of returning capital to shareholders through share repurchases and a special dividend of $2.00 per common share. The 2007 recapitalization plan is discussed in further detail in the Liquidity and Capital Resources section below.

During 2009, we repurchased 11,053,953 of our common shares. The total cost to repurchase these shares was $180.6 million, with an average cost of $16.34 per share. During the three-year period ended December 31, 2009, we repurchased 93,858,986 of our common shares at a total cost of $1.9 billion (average cost of $20.33 per share), including shares repurchased as part of our 2007 recapitalization plan.

Progressive maintains a policy of paying an annual variable dividend that, if declared, would be payable shortly after the close of the year. The annual variable dividend is based on a target percentage of after-tax underwriting income multiplied by a companywide performance factor (“Gainshare factor”), subject to the limitations discussed below. The target percentage is determined by our Board of Directors on an annual basis and announced to shareholders and the public. For 2007, 2008, and 2009, the Board determined the target percentage to be 20% of annual after-tax underwriting income. For 2010, the Board has determined the target percentage to be 25% of annual after-tax underwriting income.

The Gainshare factor can range from zero to two and is determined by comparing our operating performance for the year to certain predetermined profitability and growth objectives approved by the Board. This Gainshare factor is also used in the variable cash incentive program currently in place for our employees (referred to as our “Gainsharing program”). Although recalibrated every year, the structure of the Gainsharing program generally remains the same. For 2009, the Gainshare factor was .71, compared to .80 in 2008 and .74 in 2007.

Our annual variable dividend program is subject to certain limitations. If the Gainshare factor is zero or if our after-tax comprehensive income (net income plus the after-tax change in net unrealized gains (losses), among other factors) is less than after-tax underwriting income, no dividend will be paid.

During the last three years, we paid $1.5 billion in shareholder dividends. The annual variable dividends are intended to be paid at the beginning of the year subsequent to the date the Board of Directors declared the dividend. The dividend calculated based on 2009 underwriting results was declared by the Board in December 2009 and paid to shareholders in February 2010; the total amount of dividends was $108.5 million, or $.1613 per common share. No dividend was paid in 2009, based on 2008 results, reflecting the fact that we had an after-tax comprehensive loss of $614.7 million, despite reporting $477.7 million of after-tax underwriting income for the same period. In January 2008, we paid shareholder dividends of $98.3 million, or $.145 per common share, pursuant to a December 2007 declaration by our Board of Directors. In addition, in 2007, we returned $1.4 billion to shareholders via an extraordinary cash dividend of $2.00 per share as part of a recapitalization plan that took place during the year.

B. Liquidity and Capital Resources

Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. As an auto insurer, our claims liabilities are generally short in duration. At any point in time, approximately 50% of our outstanding reserves are paid within the following twelve months and less than 15% are still outstanding after three years. See Claims Payment Patterns, a supplemental disclosure provided in this Annual Report, for further discussion on the timing of claims payments.

As of December 31, 2009, our consolidated statutory policyholders’ surplus was $5.0 billion, compared to $4.5 billion at December 31, 2008. Our net premiums written-to-surplus ratio was 2.8 to 1 at year-end 2009, compared to 3.0 at both year-end 2008 and 2007. We also have access to $2.2 billion in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth as needed. In addition, our risk-based capital ratios, which are a series of dynamic surplus-related formulas that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting), are well in excess of minimum requirements. See Note 8 – Statutory Financial Information for any regulatory restrictions on subsidiary dividends.

App.-A-41

For the three years ended December 31, 2009, operations generated positive cash flow of $4.8 billion, and cash flows are expected to remain positive in both the short-term and reasonably foreseeable future. As of December 31, 2009, 80% of our portfolio was invested in U.S. Treasury Notes, municipal bonds, asset-backed securities, corporate debt, and short-term investments (Group II securities). In addition, our fixed-income portfolio duration was 2.3 years, with a weighted average credit quality of AA. At year end, we held $5.9 billion in short-term investments and U.S. Treasury securities. We believe that we have sufficient readily marketable securities to cover our claims payments without having a negative effect on our cash flows from operations.

Based upon our capital planning and forecasting efforts, we believe that we have sufficient capital resources, cash flows from operations, and borrowing capacity to support our current and anticipated business, scheduled principal and interest payments on our debt, and expected capital requirements. The covenants on our existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event our securities are downgraded by a rating agency. We have no scheduled debt maturities until January 2012.

Progressive seeks to deploy capital in a prudent manner and uses multiple data sources and modeling tools to estimate the frequency, severity, and correlation of identified exposures, including, but not limited to, catastrophic losses and the business interruptions discussed below, to estimate our potential capital needs.

Management views our capital position as consisting of three layers, each with a specific size and purpose. The first layer of capital, which we refer to as “regulatory capital,” is the amount of capital we need to satisfy state insurance regulatory requirements and support our objective of writing all the business we can write and service, consistent with our underwriting discipline of achieving a 96 combined ratio. This capital is held within our various insurance entities.

The second layer of capital we call “extreme contingency.” While our regulatory capital is, by definition, a cushion for absorbing financial consequences of adverse events, such as loss reserve development, litigation, weather catastrophes, or investment market corrections, we view that as a base and hold additional capital for even more extreme conditions. The modeling used to quantify capital needs for these conditions is quite extensive, including tens of thousands of simulations, representing our best estimates of such contingencies based on historical experience. This capital is held either at the holding company or in our insurance entities, where it is potentially eligible for a dividend up to the holding company.

The third layer of capital is capital in excess of the sum of the first two layers and provides maximum flexibility to repurchase stock, consider acquisitions, and pay dividends to shareholders, among other purposes. This capital is largely held at the holding company.

At all times during the last two years, our total capital exceeded the sum of our regulatory capital layer plus our self-constructed extreme contingency load. However, in 2008, and through the first quarter 2009, the amount of capital in our third layer was diminished, principally due to decreased valuations for securities held in our investment portfolio. During this time, our capital management practices allowed us to manage our business without having to sell securities at values that we believed were below our long-term assessment of the value of the investments. At December 31, 2009, we held total capital (debt plus equity) of $7.9 billion at book value, compared to $6.4 billion at book value at December 31, 2008.

The speed by which the market valuations of the assets held in our portfolio can change is the basis for our ongoing review of portfolio risk. To help manage these risks and preserve our capital base, as of December 31, 2009, we held approximately $5.9 billion in short-term investments and U.S. Treasury securities. See Item 1A, “Risk Factors,” in our Form 10-K filed with the SEC for a discussion of certain matters that may affect our portfolio and capital position.

In order to provide liquidity in the event of disruptions in our cash management operations, such as disruptions in the financial markets, that could affect our ability to transfer or receive funds, we currently have a 364-Day Secured Liquidity Credit Facility Agreement with PNC Bank, National Association (PNC), successor to National City Bank. Under this agreement, we may borrow up to $125 million, which may be increased to $150 million at our request but subject to PNC’s discretion. Any borrowings under this agreement will be secured by a lien on certain marketable securities held in our investment portfolio. In addition, we deposited $125 million into an account at PNC in January 2009, to provide us with additional cash availability in the event of such a disruption to our cash management operations. Our access to these funds is unrestricted. However, if we withdraw funds from this account for any reason other than in connection with such a disruption in our cash management operations, the availability of borrowings under the PNC credit facility will be reduced on a dollar-for-dollar basis until such time as we replenish the funds to the deposit account. See Note 4 – Debt for further

App.-A-42

discussion of our credit facility and previous line of credit; there were no borrowings under these agreements during the last three years.

In 2007, we took efforts to restructure our capital position, which included the following components:

•	The payment of an extraordinary cash dividend of $2.00 per common share, or $1.4 billion.

•

A Board authorization for us to repurchase up to 100 million of our common shares prior to June 30, 2009. Prior to expiration, we only purchased 52.8 million shares; therefore, effective July 1, 2009, the Board of Directors authorized the repurchase of up to 50.0 million common shares. This new authorization does not have an expiration date.

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

C. Commitments and Contingencies

Contractual Obligations

A summary of our noncancelable contractual obligations as of December 31, 2009, follows:

	Payments due by period
(millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt	$2,200.0	$—	$350.0	$150.0	$1,700.0
Interest payments on debt	1,562.8	144.7	278.2	234.2	905.7
Operating leases	228.2	73.5	101.3	37.2	16.2
Purchase obligations	132.3	61.2	59.1	4.9	7.1
Loss and loss adjustment expense reserves	6,653.0	3,612.0	2,256.4	556.9	227.7

Total	$10,776.3	$3,891.4	$3,045.0	$983.2	$2,856.7

Purchase obligations represent our noncancelable commitments for goods and services. Unlike many other forms of contractual obligations, loss and loss adjustment expense (LAE) reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates based on our recent payment patterns. To further understand our claims payments, see Claims Payment Patterns, a supplemental disclosure provided in this Annual Report. In addition, we annually publish a comprehensive Report on Loss Reserving Practices, which was most recently filed with the SEC on a Form 8-K on June 25, 2009, that further discusses our claims payment development patterns.

We did not enter into any significant new contractual commitments outside the ordinary course of business during 2009. In 2008, we entered into two contracts to expand our brand building efforts. In January 2008, we entered into a 16-year contract for the ballpark naming rights and a sponsorship deal with the Cleveland Indians Major League Baseball team;

App.-A-43

portions of these contracts are cancelable. Over the contract term, Progressive will pay an average of approximately $3.6 million per year. In addition, in March 2008, we announced our title sponsorship of the Progressive Insurance Automotive X PRIZE competition. The Automotive X PRIZE is a two and one-half year international competition designed to inspire a new generation of safe, low emissions vehicles capable of achieving the equivalent of at least 100 miles per gallon in fuel efficiency. The total cost of the sponsorship is expected to be approximately $12.5 million, which includes both the prize for the winning teams and the funding of some operational expenses over the course of the competition. These expenditures are a reallocation of a small percentage of our annual media spend and are intended to generate greater exposure for our brand.

As discussed in the Liquidity and Capital Resources section above, we believe that we have sufficient borrowing capacity, cash flows, and other capital resources to satisfy these contractual obligations.

Off-Balance-Sheet Arrangements

Our off-balance-sheet leverage includes derivative positions and open investment funding commitments (as disclosed in Note 2 – Investments, Note 13 – Commitments and Contingencies and the Derivative Instruments section of this Management’s Discussion and Analysis). It also includes operating leases and purchase obligations (disclosed in the table above).

Other

We currently have no significant construction underway.

We completed construction of one new claims service center in 2009, two in 2008, and four in 2007; these projects were funded internally through operating cash flows. At December 31, 2009, we have a total of 54 centers that are available to provide concierge level claims service. The service centers are located in 41 metropolitan areas across the United States and serve as our primary approach to damage assessment and coordination of vehicle repairs at authorized auto repair facilities in these markets.

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

App.-A-44

III.  RESULTS OF OPERATIONS — UNDERWRITING

A. Growth

(millions)	2009	2008	2007
NET PREMIUMS WRITTEN
Personal Lines
Agency	$7,391.2	$7,322.3	$7,549.4
Direct	5,061.9	4,556.5	4,371.8

Total Personal Lines	12,453.1	11,878.8	11,921.2
Commercial Auto	1,533.9	1,704.8	1,828.9
Other indemnity	15.9	20.7	22.4

Total underwriting operations	$14,002.9	$13,604.3	$13,772.5

Growth over prior year	3%	(1)%	(3)%

NET PREMIUMS EARNED
Personal Lines
Agency	$7,414.8	$7,362.0	$7,636.4
Direct	4,951.1	4,485.8	4,372.6

Total Personal Lines	12,365.9	11,847.8	12,009.0
Commercial Auto	1,623.3	1,762.2	1,846.9
Other indemnity	23.6	21.4	21.5

Total underwriting operations	$14,012.8	$13,631.4	$13,877.4

Growth over prior year	3%	(2)%	(2)%

Net premiums written represent the premiums generated from policies written during the period less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are earned as revenue over the life of the policy using a daily earnings convention.

Progressive experienced an increase in total written and earned premiums during 2009, as compared to declines in both 2008 and 2007. The increase in premiums, which we started to see during the latter part of 2008 and in 2009, reflects the increase in new applications and our efforts to increase retention, as well as other initiatives we have underway to help provide distinctive new auto business options (discussed below). The Commercial Auto business continues to be negatively affected by the economy, as many customers are insuring fewer vehicles and selecting less coverage, which is reflected in lower premiums in the last two years.

Policies in force, our preferred measure of growth, represents all policies under which coverage is in effect as of the end of the period specified. As of December 31, our policies in force were:

(thousands)	2009	2008	2007
POLICIES IN FORCE
Personal Lines
Agency auto	4,299.2	4,288.6	4,396.8
Direct auto	3,201.1	2,824.0	2,598.5

Total auto	7,500.3	7,112.6	6,995.3
Special lines[1]	3,440.3	3,352.3	3,120.3

Total Personal Lines	10,940.6	10,464.9	10,115.6

Growth over prior year	5%	3%	4%

Commercial Auto	512.8	539.4	539.2

Growth over prior year	(5)%	—%	7%

[1]	Includes insurance for motorcycles, ATVs, RVs, mobile homes, watercraft, snowmobiles, and similar items, as well as a personal umbrella product.

App.-A-45

To analyze growth, we review new policies, rate levels, and the retention characteristics of our books of business. During the last three years, we experienced the following growth in new and renewal applications:

	Growth Over Prior Year
	2009	2008	2007
Personal Lines
New applications	6%	(5)%	2%
Renewal applications	6%	4%	3%
Commercial Auto
New applications	(9)%	(8)%	3%
Renewal applications	2%	4%	5%

The increase in new applications for our Personal Lines business during 2009, as compared to 2008, reflects significant growth in our personal auto business applications, slightly offset by declines in our special lines products. Our Direct auto business saw a double-digit increase in new applications during 2009. Our Agency auto business also experienced an increase, albeit to a lesser extent than Direct. We have seen a surge in quoting activity in both our Agency and Direct businesses, but most notably in Direct business quotes obtained through the Internet. Although we are unable to definitively identify what is driving this increase, we believe that our advertising campaign, which incents customers to shop online, and our brand-building efforts, along with customers evaluating their choices in response to the current economy, may be contributors. The decrease in our new applications in our special lines products partially resulted from the significant decline in year-over-year motorcycle and scooter sales, which reflected more sales in 2008, when gas prices were higher, as compared to 2009. The decline in new applications for our Commercial Auto business reflects the economic downturn, particularly in the housing and construction sectors.

We have several initiatives underway aimed at providing consumers with distinctive new auto insurance options. During 2009, we continued the countrywide rollout of a program, which was introduced in 2008, called Name Your Price®, that allows Direct auto consumers to design a quote based on the price they would like to pay for their auto insurance; we then will tell them the level of coverage that price provides. As of year-end 2009, Name Your Price is available in 40 jurisdictions, including 32 states and the District of Columbia that rolled-out during the year. We plan to expand this program to the rest of the country during 2010.

We also rolled out a redesigned product model in our Agency auto business, which was designed to help improve competitiveness through further price segmentation, to an additional 22 states since the end of 2008, bringing the total number of states with this product to 35. We do not plan any additional rollout of this model since we have already begun shifting our focus to newer product models, which further refine our segmentation and incorporate the best design elements of the Agency and Direct auto products. During 2009, we introduced the latest product model in 3 states and we plan to continue the rollout to about 20-30 states in 2010.

In addition, during 2009, we expanded MyRate®, our usage-based insurance product, into 10 additional states. This product is now available to Direct auto customers in a total of 19 states and Agency auto customers in 10 of the 19 states. During 2010, we plan to continue expansion of MyRate into about 15 additional states depending on regulatory approval and business results.

We are also continuing with our efforts to further penetrate customer households through cross-selling products. Progressive Home Advantage®, our program in which we “bundle” our auto product with property insurance provided by one of three unaffiliated insurance carriers, is becoming an integral part of our consumer offerings and is currently available to Agency customers in 41 states and Direct customers in 48 states and the District of Columbia; this program is not available to Direct customers in Florida and Alaska. In addition, we are focused on selling auto policies to our special lines customers and vice versa. These multi-product customers are an important part of our strategic agenda, since they tend to stay with us longer, have better loss experience, and represent a sizable segment of the market.

During 2009, total personal auto written premium per policy decreased 2%, despite a modest increase in rates for the year, primarily reflecting shifts in the mix of business. On a year-over-year basis, our Agency auto business experienced a 1% increase in premium per policy on new business and was relatively flat on renewal business. Our Direct auto premium per policy was down about 7% on new business and 3% on renewals, as compared to last year. The decrease in our Direct auto premium per policy primarily reflects mix shifts (e.g., age of drivers, existence of prior insurance, and driving records).

App.-A-46

We believe our pricing levels are aligned with our profitability targets, but we remain ready to react quickly, and as often as necessary, should trends change. In 2008 and 2007, our total auto written premium per policy was down 2% and 5%, respectively, compared to the prior year, due to rate reductions taken in mid-2006 and into 2007. Our Commercial Auto written premium per policy decreased in each of the last three years. This business is continuing to be affected by the economic downturn as our Commercial Auto customers are selecting less coverage and insuring fewer vehicles.

Another important element affecting growth is customer retention. One measure of retention is policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage. Our policy life expectancy measures for our Agency and Direct personal auto products are now higher than the same measures a year ago by approximately 2% and 3%, respectively, while the special lines products policy life expectancy was down 3%. Our policy life expectancy in our Commercial Auto business remained flat, compared to the end of 2008. Our policy life expectancy for both Agency and Direct personal auto products increased in both 2008 and 2007, while Commercial Auto was down in 2008 and was relatively flat for 2007, compared to the prior year. Realizing the importance that retention has on our ability to continue to grow profitably, we continue to emphasize competitive pricing, quality service, and other retention initiatives for our current customers.

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

($ in millions)	2009		2008		2007
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
	$	Margin	$	Margin	$	Margin
Personal Lines
Agency	$579.2	7.8%	$360.7	4.9%	$500.2	6.5%
Direct	357.9	7.2	274.8	6.1	339.9	7.8

Total Personal Lines	937.1	7.6	635.5	5.4	840.1	7.0
Commercial Auto	229.8	14.2	94.1	5.3	185.7	10.1
Other indemnity[1]	8.7	NM	5.3	NM	(.7)	NM

Total underwriting operations	$1,175.6	8.4%	$734.9	5.4%	$1,025.1	7.4%

[1]	Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.

Our underwriting margins in 2009 reflect favorable prior accident year development, compared to unfavorable development in both 2008 and 2007. In addition, in 2009, we experienced fewer losses from catastrophes as compared to 2008 when we incurred losses from hurricanes Ike and Gustav, and hail storms and floods in the Midwest and Great Plains.

App.-A-47

Further underwriting results for our Personal Lines business, including its channel components, the Commercial Auto business, and other indemnity businesses, as defined in Note 10 – Segment Information, were as follows:

Underwriting Performance[1]	2009	2008	2007
Personal Lines — Agency
Loss & loss adjustment expense ratio	71.1	73.7	72.1
Underwriting expense ratio	21.1	21.4	21.4

Combined ratio	92.2	95.1	93.5

Personal Lines — Direct
Loss & loss adjustment expense ratio	72.3	73.3	71.3
Underwriting expense ratio	20.5	20.6	20.9

Combined ratio	92.8	93.9	92.2

Total Personal Lines
Loss & loss adjustment expense ratio	71.5	73.5	71.8
Underwriting expense ratio	20.9	21.1	21.2

Combined ratio	92.4	94.6	93.0

Commercial Auto
Loss & loss adjustment expense ratio	64.7	73.2	69.7
Underwriting expense ratio	21.1	21.5	20.2

Combined ratio	85.8	94.7	89.9

Total Underwriting Operations[2]
Loss & loss adjustment expense ratio	70.7	73.5	71.5
Underwriting expense ratio	20.9	21.1	21.1

Combined ratio	91.6	94.6	92.6

Accident year-Loss & loss adjustment expense ratio[3]	71.7	73.3	70.9

[1]	Ratios are expressed as a percentage of net premiums earned.

[2]

Combined ratios for the other indemnity businesses are not presented separately due to the low level of premiums earned by, and the variability of loss costs in, such businesses. For the years ended December 31, 2009, 2008, and 2007, these businesses generated an underwriting profit (loss) of $8.7 million, $5.3 million, and $(0.7) million, respectively.

[3]

The accident year ratio includes only the losses that occurred during the period noted. As a result, accident period results will change over time as our estimates of loss costs improve or deteriorate when payments are made or reserves for that accident period are reviewed.

Losses and Loss Adjustment Expenses (LAE)

(millions)	2009	2008	2007
Change in net loss and LAE reserves	$190.7	$277.7	$291.6
Paid losses and LAE	9,714.2	9,737.3	9,634.6

Total incurred losses and LAE	$9,904.9	$10,015.0	$9,926.2

Claims costs, our most significant expense, represent payments made, and estimated future payments to be made, to or on behalf of our policyholders, including expenses needed to adjust or settle claims. These costs include an estimate for costs related to assignments, based on current business, under state-mandated automobile insurance programs for risks that cannot obtain insurance in the voluntary market; these assignments represent a very small portion of our total reserves. Claims costs are a function of loss severity and frequency and are influenced by inflation and driving patterns, among other factors. Accordingly, anticipated changes in these factors are taken into account when we establish premium rates and loss reserves. Our reserves would differ if the underlying assumptions were changed. See the Critical Accounting Policies for a discussion of the effect of changing estimates.

In 2009, the loss and LAE ratio decreased 2.8 points over last year, which includes favorable prior year accident year development, compared to unfavorable development in 2008 (discussed below) and lower catastrophe losses. Catastrophe losses from 2009 storms contributed 0.7 points to our loss/LAE ratio, compared to 1.2 points in 2008, and 0.3 points in 2007. The large amount of catastrophe losses in 2008 primarily related to hurricanes Ike and Gustav, and hail storms and floods in the Midwest and Great Plains.

App.-A-48

The following discussion on our severity and frequency trends excludes the impact from comprehensive coverage due to the volatility related to certain types of losses, such as catastrophe losses and glass claims.

During 2009, total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in reserves), excluding comprehensive coverage, was relatively flat compared to 2008, but increased about 3% in 2008 and 4% in 2007, over the prior year periods. The decrease in severity we experienced in the property coverages in 2009 was offset by an increase in personal injury protection (PIP) severity; bodily injury severity remained relatively flat. The overall increase in severity in both 2008 and 2007 was primarily from increases in both bodily injury and PIP coverages, while the severity for the property coverages in total was relatively flat. It is difficult to estimate future severity, especially for bodily injury and PIP claims, but we continue to monitor changes in the underlying costs, such as medical costs, jury verdicts, and regulatory changes, which may affect severity. The severity we experience will also vary relative to the change in our mix of business by policy limits and coverages.

Our incurred auto accident frequency on a calendar-year basis decreased less than 0.5% in 2009, over the prior year, with decreases in the property coverages offset by increases in our bodily injury and PIP coverages. We experienced a decline in year-over-prior year auto accident frequency in 2008, while frequency was relatively flat in 2007, compared to the prior year. We cannot predict with any certainty the degree or direction of frequency change that we will experience in the future. We continue to analyze trends to distinguish changes in our experience from external factors, such as changes in the number of vehicles per household, miles driven, gasoline prices, greater vehicle safety, and unemployment rates, versus those resulting from shifts in the mix of our business.

The table below presents the actuarial adjustments implemented and the loss reserve development experienced in the years ended December 31:

($ in millions)	2009	2008	2007
Actuarial Adjustments
Reserve decrease/(increase)
Prior accident years	$3.9	$(56.1)	$37.3
Current accident year	(51.5)	3.6	(37.1)

Calendar year actuarial adjustments	$(47.6)	$(52.5)	$.2

Prior Accident Years Development
Favorable/(Unfavorable)
Actuarial adjustments	$3.9	$(56.1)	$37.3
All other development	132.1	22.9	(117.6)

Total development	$136.0	$(33.2)	$(80.3)

(Increase) decrease to calendar year combined ratio	1.0 pts.	(.2) pts.	(.6) pts.

Total development consists both of actuarial adjustments and “all other development.” The actuarial adjustments represent the net changes made by our actuarial department to both current and prior accident year reserves based on regularly scheduled reviews. Through these reviews, the actuaries have the ability to identify and measure variances in frequency and severity trends and adjust the reserves to reflect the current costs. We report these actuarial adjustments separately for the current and prior accident years to show the impact of these changes on the prior accident years development.

“All other development” represents claims settling for more or less than reserved, emergence of unrecorded claims at rates different than reserved, and changes in reserve estimates on specific claims. Although we believe that the development from both the actuarial adjustments and “all other development” generally results from the same factors, as discussed below, we are unable to quantify the portion of the reserve development that might be applicable to any one or more of those underlying factors.

As reflected in the table above, we experienced favorable reserve development in 2009, compared to unfavorable total development in 2008 and 2007. The favorable development in 2009 is primarily attributable to favorable development for accident year 2008 and accident years 2006 and prior. For 2008, the unfavorable development is heavily weighted towards claims from the 2006 accident year with favorable development for periods older than that. The prior year loss reserve development for 2007 primarily also reflected unfavorable development from accident years greater than one year old (i.e., accident year 2005 and prior).

App.-A-49

In 2009, approximately 90% of the favorable reserve development was attributable to our personal auto and Commercial Auto products, with each contributing nearly equal amounts. The balance of the favorable development was primarily from our special lines products. The total prior year loss reserve development in 2008 and 2007 principally arose in our Commercial Auto business for both years, while our Personal Lines business, in the aggregate, experienced little or no development for these years.

Changes in our estimate of severity from what we originally expected when establishing the loss and LAE reserves is the principal cause of prior accident year development. These changes in estimates are the result of what we observed in the underlying data as it developed. The Personal Lines case loss reserves saw minimal development during the year, which is a change from the unfavorable development of the prior two years. The favorable development we experienced in our total Personal Lines business in 2009 was primarily related to lower than expected defense and cost containment costs, which reflects less use of outside defense attorneys, due to new procedures implemented in our claims organization, as well as increased utilization of our in-house counsel. The favorable development in our Commercial Auto business was primarily due to favorable settlements on larger losses. During 2008 and 2007, we experienced unfavorable reserve development after several years of recognizing favorable development. The majority of the development in 2008 was driven by bodily injury severity on the late reported Commercial Auto claims in both the business auto and specialty truck markets, as well as personal auto PIP losses, with primarily two states experiencing the majority of the unfavorable PIP development for the year. The development in 2007 was driven by the unfavorable settlement of several outstanding lawsuits and the emergence of more than expected large losses from prior years, along with the reviews of larger bodily injury and uninsured motorist claims.

We continue to focus on our loss reserve analysis, attempting to enhance accuracy and to further our understanding of our loss costs. A detailed discussion of our loss reserving practices can be found in our Report on Loss Reserving Practices, which was filed in a Form 8-K on June 25, 2009.

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

Underwriting Expenses

Progressive’s other underwriting expenses and policy acquisition costs as a percentage of premiums earned have been fairly consistent over the last three years. On a year-over-year basis, we saw an increase in our advertising expenditures in each of the last three years. Despite an increase in advertising expenditures, in 2009 and 2008 we saw a decrease in our average costs per policy on a year-over-year basis, reflecting improved customer retention and a solid increase in companywide policies in force per employee, as well as a focus on process improvements to help reduce expenses (e.g., moving customers to a paperless environment). In accordance with GAAP, policy acquisition costs are amortized over the policy period in which the related premiums are earned (See Note 1 – Reporting and Accounting Policies). We do not defer any direct-response advertising costs.

C. Personal Lines

	Growth Over Prior Year
	2009	2008	2007
Net premiums written	5%	—%	(2)%
Net premiums earned	4%	(1)%	(2)%
Policies in force	5%	3%	4%

Progressive’s Personal Lines business writes insurance for personal autos and recreational vehicles, and represented 89% of our total net premiums written in 2009, compared to 87% for both 2008 and 2007. We currently write our Personal Lines products in all 50 states and our personal auto product in the District of Columbia. In December 2009, we began offering our personal auto product on an Internet-only basis in Australia. In mid-2008, we began offering our personal auto product and boat insurance to Direct Internet customers in Massachusetts. In April 2009, we expanded our offerings in Massachusetts to include motorcycle and RV insurance; these products are available online, over the phone, and through a small number of independent agents. Over time, we expect more products and buying options will be introduced in Massachusetts as we continue to grow in the market.

App.-A-50

Personal auto represented 90% of our total Personal Lines net premiums written in each of the past three years. These auto policies are primarily written for 6-month terms. The remaining Personal Lines business is comprised of special lines products (e.g., motorcycles, watercraft, and RVs), which are written for 12-month terms. Personal auto policies in force increased 5% for 2009 and 2% for both 2008 and 2007; policies in force for the special lines products increased 3% in 2009, 7% in 2008, and 8% in 2007. Net premiums written for personal auto increased 5% in 2009 and declined 1% and 3% in 2008 and 2007, respectively; special lines net premiums written grew 4% in both 2009 and 2008 and 5% in 2007.

Our total Personal Lines business generated combined ratios of 92.4, 94.6, and 93.0 in 2009, 2008, and 2007, respectively. The strong underwriting results in 2009 were widely distributed by product and state. In 2009, 45 states, and the District of Columbia, were profitable for our personal auto business, including 9 of our 10 largest auto business states. The special lines products had a favorable effect on the total Personal Lines combined ratio of approximately one point in both 2009 and 2007, compared to about 0.5 points in 2008, which reflects the higher catastrophe losses affecting these products in 2008.

Even though our Agency and Direct businesses are managed under one Personal Lines organization, we will continue to report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by channel.

The Agency Business

	Growth Over Prior Year
	2009	2008	2007
Net premiums written	1%	(3)%	(4)%
Net premiums earned	1%	(4)%	(3)%
Auto: policies in force	—%	(2)%	(1)%
new applications	3%	(13)%	(1)%
renewal applications	—%	—%	—%

The Agency business includes business written by the more than 30,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. During 2009, we saw new Agency auto application growth in 29 states; however, some of our big states did not see this growth during the year. Beginning in 2007 and throughout 2008, we restricted business in New York and California. In New York, we introduced a new product design in January 2009 and were able to lift the remaining restrictions on writing some classes of new business. In California, during the third quarter 2009, we introduced a new product, which includes lower auto rate levels and enhanced segmentation; the new plan is attracting a favorable mix of customers.

On a year-over-year basis, written premium per policy on total Agency auto business was flat in 2009, compared to decreases of 2% in 2008 and 4% in 2007. The declines in 2008 and 2007 were primarily attributable to declines in written premium per policy on renewal auto business, and reflected rate reductions taken in 2006 and 2007. For both 2009 and 2008, we saw a slight increase, on a year-over-year basis, in our Agency auto written premium per policy on new business.

Within the Agency business, we are continuing to see a shift from traditional agent quoting to quotes generated through third-party comparative rating systems, where our rates are quoted more often, but the conversion rate (i.e., converting a quote to a sale) is significantly lower. Year-over-year, the rate of conversion (i.e., converting a quote to a sale) was down in each of the past three years, on an increase each year in the number of Agency auto quotes. Although the rate of conversion was down in 2009, the rate of decline was significantly less than in 2008, primarily reflecting our increased competitiveness as some competitors are raising rates and the rollout of our new product models. In addition, we believe the increase in quoting activity reflects increased consumer shopping and our efforts with agents to make our competitive alternatives more visible.

The underwriting expense ratio in our Agency business has remained relatively consistent over the last three years. Improved customer retention and cost saving efforts helped keep expenses in line.

App.-A-51

The Direct Business

	Growth Over Prior Year
	2009	2008	2007
Net premiums written	11%	4%	—%
Net premiums earned	10%	3%	1%
Auto: policies in force	13%	9%	7%
new applications	20%	2%	5%
renewal applications	13%	9%	7%

The Direct business includes business written directly by Progressive online and over the phone. In 2009, as compared to 2008, 48 states, including 9 of our top 10 states, and the District of Columbia, experienced an increase in new Direct auto applications. Internet sales continue to be the most significant source of new business that is initiated in the Direct channel.

Written premium per policy for total Direct auto was down about 4% for both 2009 and 2008 and 6% in 2007, compared to the prior year, reflecting decreases in written premium per policy on new auto business and more modest decreases on renewal auto business. In 2009 and 2008, a shift in the mix of business (e.g., age of drivers, proof of prior insurance) offset the rate increases taken in both years. In 2007, the decline reflected rate decreases taken at that time.

On a year-over-year basis, the total number of quotes in the Direct business increased in both 2009 and 2008, reflecting an increase in Internet quotes due to more effective advertising, an increase in consumer shopping in 2009, and our entry into Massachusetts in 2008. In 2007, the total number of quotes decreased with less quotes from both the phone and Internet.

We are continuing to see the Internet becoming a greater portion of our Direct business mix, which historically has had a lower conversion rate than phone. Nonetheless, the conversion rate for Internet-initiated quotes has improved in each of the last three years, while the conversion rate for phone-initiated business increased in 2009 and 2007, but was down in 2008.

We saw our total advertising expenditures increase on a year-over-year basis in each of the last three years. We continue to work toward achieving our key objective of having our efforts in marketing and other brand-building activities match our competency in other technical skills, such as pricing and claims handling. In 2008, we launched a new advertising campaign, which provides a consistent identity and serves as a foundation for delivery of our many messages. Despite the higher advertising spend, we saw lower average total costs per policy in each of the last three years, due to greater efficiency.

D. Commercial Auto

	Growth Over Prior Year
	2009	2008	2007
Net premiums written	(10)%	(7)%	(4)%
Net premiums earned	(8)%	(5)%	—%
Policies in force	(5)%	—%	7%
New applications	(9)%	(8)%	3%
Renewal applications	2%	4%	5%

Progressive’s Commercial Auto business writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses, with the majority of our customers insuring three or fewer vehicles. Our Commercial Auto business represented 11% of our total net premiums written in 2009, compared to 13% for both 2008 and 2007. This business is primarily distributed through independent agents and operates in the business auto and specialty truck markets. The business auto market, which accounts for slightly more than half of our total Commercial Auto premiums and approximately 60% of the vehicles we insure, includes autos, vans, and pick-up trucks used by artisans, such as contractors, landscapers, and plumbers, and a variety of other small businesses. The remainder is in the specialty truck commercial auto market, which includes dump trucks, logging trucks, tow trucks, local cartage, and other short-haul commercial vehicles. Both of these markets have been significantly affected by the downturn in the economy, as well as increased competition in the commercial auto business.

We currently write our Commercial Auto business in 49 states; we do not write Commercial Auto in Hawaii or the District of Columbia. The majority of our policies in this business are written for 12-month terms.

App.-A-52

As compared to the prior year, total written premium per policy decreased about 7%, 4%, and 6% in 2009, 2008, and 2007, respectively. Although we have been increasing rates in our Commercial Auto business, written premium per policy is decreasing due to customers selecting less coverage and insuring fewer vehicles. The economic downturn during the last two years has had a significant effect on our Commercial Auto business growth.

Commercial Auto’s expense ratio decreased slightly during 2009, but increased in 2008 and 2007. The lower amount of premiums earned contributed to higher expense and combined ratios in 2008 and 2007. Also, in 2007, we made significant investments in agency distribution and direct marketing capabilities in this business.

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

E. Other Indemnity

Our other indemnity businesses, which represented less than 1% of our net premiums written in each of the last three years, primarily include writing professional liability insurance for community banks, principally directors and officers liability insurance. The program, sponsored by the American Bankers Association (ABA), insures over 1,600 banks, representing every state. In addition, our other indemnity businesses include managing our run-off businesses.

We have entered into an agreement to sell our community bank program to an ABA affiliate. The transaction is expected to close during the first half of 2010. As an interim measure, effective August 1, 2009, we began reinsuring 100% of this risk with another carrier. Prior to August 1, 2009, we reinsured the majority of the risk on the professional liability insurance coverages with a small mutual reinsurer controlled by its bank customers and various other reinsurance entities. The sale of this business will not have a material effect on our financial condition, results of operations, or cash flows.

F. Service Businesses

Our service businesses provide insurance-related services and represented less than 1% of our total revenues for each of the last three years and do not have a material effect on our overall operations.

Our principal service business is providing policy issuance and claims adjusting services for the Commercial Auto Insurance Procedures/Plans (CAIP), which are state-supervised plans serving the involuntary market in 43 states. We have previously competed with two other carriers for the majority of the CAIP market. However, both of these other carriers withdrew, leaving us as the largest CAIP provider countrywide. Although our market share increased, we did not realize an increase to revenues as the downturn in the CAIP market continues. As a service provider, we collect fee revenue that is earned on a pro rata basis over the term of the related policies. We cede 100% of the premiums and losses to the plans. Reimbursements to us from the CAIP plans are required by state laws and regulations. Material violations of contractual service standards can result in ceding restrictions for the affected business. We have maintained, and plan to continue to maintain, compliance with these standards. Any changes in our participation as a CAIP service provider would not materially affect our financial condition, results of operations, or cash flows.

Our service businesses also include our alliance with three unaffiliated homeowner insurance companies. Through Progressive Home Advantage®, we act as an agent to offer new and existing Progressive customers home, condo, and renters insurance underwritten by these homeowner’s insurance companies. Commissions received from this business are used to mitigate the underwriting expenses associated with maintaining this program. This program is available to our Personal Lines customers in 48 states and the District of Columbia; it is not currently available in Alaska or Florida.

Our service businesses generated an operating loss in 2009 and 2008 and a slight profit in 2007, reflecting the continuing downturn in the involuntary commercial auto market.

G. Litigation

The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies in the ordinary course of our business. All legal actions relating to such insurance claims are considered by us in establishing our loss and loss adjustment expense reserves.

App.-A-53

In addition, various Progressive entities are named as defendants in a number of class action or individual lawsuits arising out of the operations of the insurance subsidiaries. These cases include those alleging damages as a result of our use of credit in underwriting and related requirements under the federal Fair Credit Reporting Act; practices in evaluating or paying medical or injury claims or benefits, including, but not limited to, personal injury protection, medical payments, uninsured motorist/underinsured motorist (UM/UIM), and bodily injury benefits; rating practices at policy renewal; the utilization, content, or appearance of UM/UIM rejection forms; the practice of taking betterment on boat repairs; labor rates paid to auto body repair shops; and cases challenging other aspects of our claims or marketing practices or other business operations. Other insurance companies face many of these same issues. During the last three years, we have settled several nationwide or statewide class action lawsuits. These settlements did not have a material effect on our financial condition, cash flows, or results of operations. See Note 12 – Litigation for a more detailed discussion.

H. Income Taxes

As reported in the balance sheets, income taxes are comprised of net current income taxes recoverable and net deferred tax assets and liabilities. A deferred tax asset/liability is a tax benefit/expense that is expected to be realized in a future tax return. At both December 31, 2009 and 2008, our income taxes were in a net asset position.

Our net deferred tax asset was $420.0 million at December 31, 2009, compared to $793.3 million at December 31, 2008. The decrease in the deferred tax asset since December 31, 2008 is primarily due to the net unrealized gains generated in our investment portfolio since that date. Management believes that it is more likely than not that the entire amount of the deferred tax asset will ultimately be realized; therefore, we have not recorded any valuation allowance against the deferred tax asset at December 31, 2009 and 2008. For a complete discussion of our deferred tax assets, see the Critical Accounting Policies-Deferred Tax Assets section.

There have been no material changes in our uncertain tax positions during 2009.

See Note 5 – Income Taxes for further information.

IV.  RESULTS OF OPERATIONS — INVESTMENTS

A. Portfolio Allocation

At year-end 2009, the fair value of our investment portfolio was $14.7 billion, 13% greater than at year-end 2008, reflecting significant increases in the value of our fixed-maturity and preferred stock holdings. Our investment income (e.g., interest and dividends) decreased 20% in 2009, as compared to 2008, reflecting lower yields earned due to an extremely low interest rate environment and our decision to shorten our portfolio duration and to invest in U.S. Treasury Notes and short-term investments to reduce the potential for additional portfolio valuation declines. Our investment income (e.g., interest and dividends) decreased 6% in 2008, as compared to 2007, reflecting a decrease in average assets, as well as lower yields during the year.

In 2009, we recognized $27.1 million in net realized gains, primarily the result of security sales and changes in valuation of our hybrid preferred stocks and derivative positions, partially offset by write-downs of securities determined to have had other-than-temporary declines in fair value. In 2008, we recognized $1,445.1 million in net realized losses, primarily the result of write-downs of securities determined to have had other-than-temporary declines in fair value. In 2007, we recognized $106.3 million in net realized gains, primarily the result of security sales to fund our $1.4 billion extraordinary dividend payment in September 2007.

Progressive’s asset allocation strategy is to maintain 0-25% of our portfolio in Group I securities (i.e., common equities, redeemable and nonredeemable preferred stocks (preferred stocks), and non-investment-grade and non-rated fixed-maturity securities), with the balance (75%-100%) of our portfolio in Group II securities (i.e., all other fixed-maturity securities, including U.S. Treasury Notes, municipal bonds, asset-backed securities, and corporate debt, as well as short-term investments). This strategy is based on our need to maintain capital adequate to support our insurance operations, recognizing that our outstanding claims obligations are short in duration. Investments in our portfolio have varying degrees of risk. We evaluate the risk/reward trade-offs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity, and the potential return of the investment portfolio. We also monitor the value at risk of the

App.-A-54

portfolio (see the Quantitative Market Risk Disclosures, a supplemental schedule provided in this Annual Report, for further information). The composition of the investment portfolio at December 31 was:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Portfolio	Duration (years)	Rating[2]
2009
Fixed maturities	$11,717.0	$173.0	$(326.6)	$—	$11,563.4	78.6%	2.6	AA+
Nonredeemable preferred stocks	665.4	597.6	—	(7.2)	1,255.8	8.5	1.5	BBB
Short-term investments - other	1,078.0	—	—	—	1,078.0	7.3	<1	AAA-

Total fixed-income securities	13,460.4	770.6	(326.6)	(7.2)	13,897.2	94.4	2.3	AA
Common equities	598.4	220.1	(2.3)	—	816.2	5.6	na	na

Total portfolio[3,4]	$14,058.8	$990.7	$(328.9)	$(7.2)	$14,713.4	100.0%	2.3	AA

2008
Fixed maturities	$10,295.3	$195.9	$(544.5)	$—	$9,946.7	76.6%	3.7	AA+
Nonredeemable preferred stocks	1,131.3	73.5	(17.3)	(37.5)	1,150.0	8.9	2.0	BBB+
Short-term investments - other	1,153.6	—	—	—	1,153.6	8.9	<1	AA+

Total fixed-income securities	12,580.2	269.4	(561.8)	(37.5)	12,250.3	94.4	3.2	AA+
Common equities	553.6	203.5	(29.3)	—	727.8	5.6	na	na

Total portfolio[3,4]	$13,133.8	$472.9	$(591.1)	$(37.5)	$12,978.1	100.0%	3.2	AA+

na = not applicable

[1]	Represents net holding period gains (losses) on certain hybrid securities.

[2]

Represents ratings at December 31, 2009 and 2008. Credit quality ratings are assigned by nationally recognized securities rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between AAA and AA+, we assign an internal rating of AAA-.

[3]	At December 31, 2009 and 2008, we had $7.7 million and $254.2 million, respectively, of net unsettled security transactions offset in other liabilities.

[4]

December 31, 2009 and 2008 totals include $2.2 billion and $1.0 billion, respectively, of securities in the portfolio of a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

Unrealized Gains and Losses

As of December 31, 2009, our portfolio had pretax net unrealized gains, recorded as part of accumulated other comprehensive income, of $661.8 million, compared to net unrealized losses of $118.2 million at December 31, 2008. During the year, our fixed-income portfolio generated net unrealized gains of $736.4 million as a result of price recovery throughout the portfolio, especially within our preferred stock (redeemable and nonredeemable), corporate, and mortgage-backed portfolios. The net unrealized gains in the common stock portfolio increased $43.6 million during 2009, reflecting positive returns in the equity market. See Note 2 – Investments for a further break-out of our gross unrealized gains and losses.

Fixed-Income Securities

The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. The fixed-maturity securities, including redeemable preferred stocks, and short-term investments, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2009		2008
Investment-grade fixed maturities:[1]
Short/intermediate term	$12,034.6	95.2%	$10,836.0	97.6%
Long term	17.8	.1	45.7	.4
Non-investment-grade fixed maturities[2]	589.0	4.7	218.6	2.0

Total	$12,641.4	100.0%	$11,100.3	100.0%

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

App.-A-55

The increase in fixed maturities over last year represents an increase in the fair value of those securities and management’s decision to invest new cash from operations in U.S. Treasury Notes and investment-grade, short- to intermediate-term securities primarily in the AAA asset-backed and non-financial corporate sectors. The increase in dollar amount of our non-investment-grade fixed maturities is largely the result of security credit downgrades since last year, primarily in our residential mortgage-backed sector.

A primary exposure for the fixed-income portfolio is interest rate risk, which is managed by maintaining the portfolio’s duration between 1.8 and 5 years. Interest rate risk includes the change in value resulting from movements in the underlying market rates of debt securities held. The fixed-income portfolio had a duration of 2.3 years at December 31, 2009, compared to 3.2 years at December 31, 2008. The reduction in duration from the prior year reflects our decision to reduce the overall portfolio valuation risk exposure to a rise in interest rates from their current low levels. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) are monitored on a regular basis.

As of December 31, the duration distribution of our fixed-income portfolio, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, was:

Duration Distribution	2009	2008
1 year	18.1%	19.6%
2 years	21.8	19.9
3 years	20.7	17.6
5 years	27.5	32.1
10 years	11.9	10.8

Total fixed-income portfolio	100.0%	100.0%

Another primary exposure related to the fixed-income portfolio is credit risk. This risk is managed by maintaining a minimum average portfolio credit quality rating of A+, as defined by nationally recognized rating agencies. In addition, we limit our Group I investments (i.e., common equities, redeemable and nonredeemable preferred stocks (preferred stocks), and non-investment-grade and non-rated fixed-maturity securities), to between 0% and 25% of the portfolio.

The credit quality distribution of the fixed-income portfolio at December 31 was:

Rating	2009	2008
AAA	60.1%	59.0%
AA	11.6	16.3
A	12.1	13.6
BBB	9.9	9.0
Non-rated/other	6.3	2.1

Total fixed-income portfolio	100.0%	100.0%

During 2009, we added to our holdings of U.S. Treasury securities. We also added investment-grade, short- to intermediate-term asset-backed securities and non-financial corporate securities. The non-rated/other category increased largely due to credit downgrades primarily in our nonredeemable preferred stocks and residential mortgage-backed securities.

Our portfolio is also exposed to concentration risk. During 2009, the Board of Directors approved investment guidelines that further define our concentration exposure. Under the revised guidelines, investment in a single issuer, other than U.S. Treasury Notes or a state’s general obligation bonds, is limited to 2.5% of shareholders’ equity, while the single issuer limitation on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders’ equity. Additionally, the limitation applicable to any state’s general obligation bond was reduced to 6% of shareholders’ equity. As of December 31, 2009, the investment portfolio exceeded the 1.25% limitation on preferred stocks and/or non-investment-grade debt, and the portfolio may continue to be outside this guideline for a period of time as management works to bring the portfolio into compliance effectively and efficiently. Our credit risk guidelines limit single issuer exposure; however, industry sector allocation is a key concentration risk. We also consider concentration risk in the context of asset classes, including but not limited to common equities, residential and commercial mortgage securities, municipal bonds, and high-yield bonds. During 2009, our exposure carryover from 2008, primarily representing investments in financial sector preferred stocks, had a positive impact

App.-A-56

on the overall fixed-income portfolio’s valuation; however, we continue to look for opportunities to reduce our overall concentration exposure.

We also monitor prepayment and extension risk, especially in our structured product and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that a security we hold has a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. The different types of structured debt and preferred securities that we hold help minimize this risk. During 2009, we did not experience significant prepayment or extension of principal relative to our cash flow expectations in the portfolio.

The pricing on the majority of our preferred stocks continues to reflect expectations that many issuers will not call such securities on the first call date, and hence reflects an assumption that the securities will remain outstanding for a period of time beyond such initial call date (extension risk).

We also face the risk that our preferred stock dividend payments could be deferred for one or more periods. As of December 31, 2009, all of our preferred securities continue to pay fully and timely dividends, with the exception of one issue, which is not expected to pay after the first quarter 2010; however, the amount is immaterial to our investment income.

Liquidity risk is another risk factor we monitor. Based on the volatility of the markets in general and the widening of credit spreads, we elected to reduce portfolio valuation risk in the first quarter 2009 by allocating new investments primarily to U.S. Treasury and short-term securities in order to preserve capital and maintain our desired liquidity position. Beginning in the second quarter 2009 and to a greater extent during the third and fourth quarter, as our capital position and the economic outlook improved, we added investment-grade, short- to intermediate-term securities primarily in the AAA asset-backed and non-financial corporate sectors. As of December 31, 2009, we had $5.9 billion in U.S. Treasury and short-term securities, approximately 25% more than we had at the same time last year. Our overall portfolio remains very liquid and sufficient to meet liquidity requirements; however, despite a significant improvement for most asset classes relative to the first half of 2009, liquidity has not returned to the levels of several years ago. The short-to-intermediate duration of our portfolio provides an additional source of liquidity, as we expect approximately $1.8 billion, or 23%, of our non-U.S. Treasury and short-term, fixed-income portfolio to repay principal over the course of 2010. In addition, cash from interest and dividend payments provides an additional source of recurring liquidity.

Included in the fixed-income portfolio are U.S. government obligations, which include U.S. Treasury Notes and interest rate swaps. Although the interest rate swaps are not obligations of the U.S. government, they are recorded in this portfolio as the change in fair value is correlated to movements in the U.S. Treasury market. The duration of these securities was comprised of the following at December 31, 2009:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes
Less than two years	$117.8	1.2
Two to five years	2,787.2	3.2
Five to nine years	1,912.4	6.7

Total U.S. Treasury Notes	4,817.4	4.5

Interest Rate Swaps
Five to nine years ($713 notional value)	.1	(7.8)

Total U.S. government obligations	$4,817.5	3.4

The negative duration of the interest rate swap is due to the position being short interest-rate exposure (i.e., receiving a variable-rate coupon). In determining duration, we add the interest rate sensitivity of our interest rate swap positions to that of our Treasury holdings, but do not add the notional value of the swaps to our Treasury holdings in order to calculate an unlevered duration for the portfolio.

App.-A-57

ASSET-BACKED SECURITIES

Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gains (Losses)	% of Asset- Backed Securities	Duration (years)	Rating (at period end)
2009
Collateralized mortgage obligations[1]	$352.0	$(23.7)	12.4%	.6	A

Commercial mortgage-backed obligations	1,130.5	13.2	39.9	1.8	AA
Commercial mortgage-backed obligations: interest only	459.6	4.9	16.2	1.4	AAA-

Subtotal commercial mortgage-backed obligations	1,590.1	18.1	56.1	1.7	AA+

Other asset-backed securities:
Automobile	549.9	5.7	19.4	1.5	AAA-
Credit card	81.8	(.1)	2.9	1.3	AA
Home equity (sub-prime bonds)	164.4	(51.9)	5.8	.1	A-
Other[2]	94.5	(1.3)	3.4	1.1	AA+

Subtotal other asset-backed securities	890.6	(47.6)	31.5	1.2	AA+

Total asset-backed securities	$2,832.7	$(53.2)	100.0%	1.4	AA

2008
Collateralized mortgage obligations[1]	$409.6	$(89.0)	18.6%	1.5	AAA-

Commercial mortgage-backed obligations	956.8	(203.2)	43.4	2.2	AA+
Commercial mortgage-backed obligations: interest only	493.2	(39.5)	22.4	1.5	AAA-

Subtotal commercial mortgage-backed obligations	1,450.0	(242.7)	65.8	2.0	AA+

Other asset-backed securities:
Automobile	70.0	(6.2)	3.2	2.0	AAA
Home equity (sub-prime bonds)	213.4	(46.7)	9.7	.1	AA
Other[2]	59.1	(3.9)	2.7	.7	AA

Subtotal other asset-backed securities	342.5	(56.8)	15.6	.6	AA+

Total asset-backed securities	$2,202.1	$(388.5)	100.0%	1.7	AA+

[1]

At December 31, 2009, amounts include $28.7 million of Alt-A, non-prime bonds (low document/no document or non-conforming prime loans) with a net unrealized loss of $2.9 million and a credit quality of BBB; at December 31, 2008, amounts include $30.7 million of Alt-A bonds that had a net unrealized loss of $15.3 million and a credit quality of AA. The remainder for both periods represents seasoned prime loans.

[2]	Includes equipment leases, manufactured housing, and other types of structured debt.

At December 31, 2009, our asset-backed securities had a net unrealized loss of $53.2 million, compared to a net unrealized loss of $388.5 million at December 31, 2008. Substantially all of the asset-backed securities have widely available market quotes, with narrowing spreads between the bid and offer prices and greater liquidity since the end of the first quarter 2009. As of December 31, 2009, approximately 7% of our asset-backed securities are exposed to non-prime mortgage loans (home equity and Alt-A). Consistent with our plan to add high-quality, short-maturity fixed-income securities, during 2009 we purchased AAA securities backed by auto loans with an average life of one to three years. The underlying loans in these trusts are made to prime borrowers and the securities have substantial structural credit support. We reviewed all of our asset-backed securities for other-than-temporary impairment and yield or asset valuation adjustments under current accounting guidance, and we realized $33.6 million, $38.8 million, and $1.9 million in write-downs on these securities during the years ended December 31, 2009, 2008, and 2007, respectively. These write-downs occurred primarily in the residential mortgage sectors of our asset-backed portfolio as detailed below.

Collateralized Mortgage Obligations At December 31, 2009, 12.4% of our asset-backed securities were collateralized mortgage obligations (CMO), which are a component of our residential mortgage-backed securities. During the year ended December 31, 2009, we recorded $8.3 million in credit loss write-downs on our CMO portfolio, including $4.0 million of Alt-A securities, due to estimated principal losses in the security’s most recent cash flow projections. During the year ended December 31, 2008, we recorded $7.1 million in write-downs on our CMO portfolio; we had no write-downs on Alt-A

App.-A-58

securities. During the year ended December 31, 2007, we did not record any write-downs. The following table shows the collateralized mortgage obligations by deal origination year, along with the loan classification. In addition, the table shows a comparison of the fair value at December 31, 2009 to our original investment value (adjusted for returns of principal, amortization, and write-downs).

Collateralized Mortgage Obligations
($ in millions)	Deal Origination Year						Total	% of Collateralized Mortgage Obligations
Category	2009	2008	2007	2006	2005	Pre- 2005
Non-agency prime:
With mandatory redemption	$—	$—	$14.2	$50.5	$—	$—	$64.7	18.4%
Increase (decrease) in value	—%	—%	1.8%	1.8%	—%	—%	1.8%

No mandatory redemption[1]	$45.8	$—	$26.5	$22.8	$89.2	$41.5	$225.8	64.1%
Increase (decrease) in value	.5%	—%	(20.4)%	(11.5)%	(10.4)%	(6.3)%	(9.1)%

Alt-A	$—	$—	$—	$—	$18.6	$10.1	$28.7	8.2%
Increase (decrease) in value	—%	—%	—%	—%	(9.5)%	(9.0)%	(9.3)%

Government/GSE[2]	$—	$—	$14.0	$—	$—	$18.8	$32.8	9.3%
Increase (decrease) in value	—%	—%	5.6%	—%	—%	(.2)%	2.2%

Total	$45.8	$—	$54.7	$73.3	$107.8	$70.4	$352.0	100.0%

Increase (decrease) in value	.5%	—%	(9.6)%	(2.7)%	(10.3)%	(5.1)%	(6.3)%

[1]

These securities do not have mandatory redemption dates; hence, the securities will retire at the earlier of contractual maturity or projected cash flow expiration. All 2006 and 2007 securities in this category are collateralized primarily (greater than 90%) by mortgages originated in or prior to 2005. In addition, our 2009 value reflects $45.8 million of 2009 re-securitizations of 2005 and 2006 underlying deals.

[2]

The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).

Commercial Mortgage-Backed Securities At December 31, 2009, 39.9% of our asset-backed securities were commercial mortgage-backed securities (CMBS). The following table details the credit quality rating and fair value of our CMBS portfolio by year of deal origination:

Commercial Mortgage-Backed Securities
($ in millions)	Rating at December 31, 2009					Fair Value	% of Total Exposure
Deal Origination Year	AAA	AA	A	BBB	Non-Investment Grade
Pre-2000	$—	$1.4	$—	$28.3	$21.6	$51.3	4.5%
2000	36.3	22.6	—	—	—	58.9	5.2
2001	130.7	47.7	—	12.6	—	191.0	16.9
2002	72.1	—	18.7	—	—	90.8	8.0
2003	218.5	15.3	4.0	—	—	237.8	21.0
2004	96.2	20.4	3.9	10.0	—	130.5	11.6
2005	101.9	6.8	—	7.0	—	115.7	10.2
2006	136.5	—	—	—	51.7	188.2	16.7
2007	—	—	11.8	35.9	18.6	66.3	5.9

Total fair value	$792.2	$114.2	$38.4	$93.8	$91.9	$1,130.5	100.0%

% of Total fair value	70.1%	10.1%	3.4%	8.3%	8.1%	100.0%

App.-A-59

The CMBS portfolio contained 16.4% of securities that are rated BBB or lower, with a net unrealized loss of $10.4 million at December 31, 2009, and an average duration of 1.8 years, compared to 1.8 years for the entire CMBS portfolio.

During the years ended December 31, 2009, 2008, and 2007, we did not record any write-downs on our CMBS portfolio.

Our 2005 and 2006 deal origination (vintage) year AAA exposure is heavily weighted to securities with the most senior levels (over 20%) of credit support. As with many other asset-backed classes, CMBS underwriting grew increasingly aggressive over time, peaking from 2005-2007. These more aggressive underwriting guidelines have led to a higher level of investor concern for deals originated in this timeframe. While we expect CMBS delinquencies to continue to rise in 2010, we feel that we have an adequate level of credit support to protect the expected cash flows from loss for our investments in the 2005 to 2007 vintage securities. The following table displays the amount of senior and junior AAA and AA bonds that we have in each vintage. The average credit support and delinquencies are shown in order to indicate the cushion that is available in these tranches to sustain losses.

($ in millions)	Senior AAA[1]	Junior (AJ)[2]		Average Life (years)	Average Credit Support[3]	Average Delinquencies[4]	Yield to Maturity[5]
Deal Origination Year		AAA	AA
2005	$90.8	$11.1	$6.8	2.5	27.5%	4.2%	5.0%
2006	$136.5	$—	$—	1.2	29.6%	5.8%	3.6%

[1]	Above 20% credit support.

[2]	Above 13% credit support.

[3]

Credit support reflects the percentage of the underlying principal balance that needs to become realized losses before our position begins to be eroded by further defaults. The average credit support is a current measure, which changes over time due to defaults and principal paydowns.

[4]	This represents the percentage of loans that are 60 days or more past due.

[5]	The yield to maturity equals the return, inclusive of interest and principal payments that we would expect to receive assuming the bond matures at its expected maturity date.

The entire 2005-2006 non-AAA segment is composed of cell phone tower securitizations. All of these bonds have a single borrower and are backed by a cross collateralized pool of cellular phone towers throughout the United States. Per the table below, these bonds have short average lives and have significant net cash flow relative to their interest payments.

Deal Origination Year	Average Life	Yield to Maturity	Debt Service Coverage Ratio
2005	.4 years	4.6%	3.8x
2006	1.9 years	5.9%	3.2x

Our entire 2007 exposure is made up of two different types of investments. The first is a group of cell tower transactions similar to the exposure in 2005 and 2006 non-AAA rated vintages discussed above. The group has a combined exposure of $48.6 million, and the ratings range from BBB/Baa2 to B/B2. The weighted average life on these bonds is 3.5 years and the weighted average yield to maturity is 7.0%. The second 2007 exposure is a $17.7 million position that consists of two different bonds with a single borrower, rated A+ and BBB-, and is secured by a cross collateralized portfolio of office properties. The average life on this position is just over 2.0 years, assuming the borrower exercises its option to extend the final maturity.

App.-A-60

Commercial Mortgage-Backed Securities: Interest Only We also held CMBS interest only (IO) securities at December 31, 2009. The IO portfolio had an average credit quality of AAA- and a duration of 1.4 years. During the year ended December 31, 2009, we recorded write-downs on our IO portfolio of $0.9 million, compared to $0.6 million and $0.2 million of write-downs recorded during 2008 and 2007, respectively. The following table shows the fair value of the IO securities by deal origination year:

Commercial Mortgage-Backed Securities: Interest Only
($ in millions) Deal Origination Year	Fair Value	% of Total Exposure
Pre-2000	$4.1	.9%
2000	8.6	1.9
2001	12.9	2.8
2002	—	—
2003	28.0	6.1
2004	57.5	12.5
2005	104.5	22.7
2006	244.0	53.1

Total fair value	$459.6	100.0%

Planned amortization class IOs comprised 94.3% of our IO portfolio. This is a class that is structured to provide bondholders with greater protection against loan prepayment, default, or extension risk. The bonds are at the top of the payment order for interest distributions and benefit from increased structural support over time as they repay. Since 2004, 100% of the IO securities that we have purchased were made up of this more protected class.

We continue to monitor the announcement late in 2009 by one rating agency that they may make changes to their rating methodology for all structured finance IOs, including CMBS IOs. If these proposed changes are adopted, it could negatively impact the fair value of these securities. However, we evaluate the safety and adequacy of the expected cash flows based on the underlying loan credit quality and structural support of the deal regardless of the rating. Therefore, we do not expect these proposed rating changes to have a negative effect on our view of these securities.

Home-Equity Securities The following table shows the credit quality rating of our home-equity securities, which are a component of our residential mortgage-backed securities, by deal origination year, along with a comparison of the fair value at December 31, 2009, to our original investment value (adjusted for returns of principal, amortization, and write-downs). We recorded $23.7 million, $31.1 million, and $1.7 million in write-downs for the years ended December 31, 2009, 2008, and 2007, respectively. The 2009 write-downs included $22.8 million in credit loss write-downs due to estimated principal losses in the security’s most recent cash flow projections, pursuant to the accounting guidance adopted in the second quarter 2009 (see Note 2- Investments for additional information).

Home-Equity Securities
($ in millions)	Deal Origination Year				Total	% of Home Equity Loans
Rating (date acquired)	2007	2006	2005	2004
AAA (December 2007-May 2008)	$—	$.5	$35.6	$—	$36.1	22.0%
Increase (decrease) in value	—%	(.3)%	(6.3)%	—%	(6.2)%

AA (September 2007-April 2008)	$—	$21.6	$18.1	$9.2	$48.9	29.7%
Increase (decrease) in value	—%	(11.7)%	(11.4)%	(34.7)%	(17.1)%

A (August 2007-April 2008)	$—	$—	$6.3	$2.7	$9.0	5.5%
Increase (decrease) in value	—%	—%	(46.4)%	30.3%	(34.9)%

BBB (February 2008-May 2008)	$—	$—	$21.5	$—	$21.5	13.1%
Increase (decrease) in value	—%	—%	(46.2)%	—%	(46.2)%

Non-investment grade (March 2007-March 2008)	$.3	$28.8	$19.5	$.3	$48.9	29.7%
Increase (decrease) in value	(30.0)%	(21.0)%	(29.6)%	(40.6)%	(24.9)%

Total	$.3	$50.9	$101.0	$12.2	$164.4	100.0%

Increase (decrease) in value	(30.0)%	(17.1)%	(26.7)%	(26.8)%	(24.0)%

App.-A-61

MUNICIPAL SECURITIES

Included in the fixed-income portfolio at December 31, 2009, were $2,024.0 million of state and local government obligations with an overall credit quality of AA, excluding the benefit of credit support from bond insurance. These securities had a net unrealized gain of $49.8 million at December 31, 2009, compared to a net unrealized loss of $37.0 million at December 31, 2008. During the years ended December 31, 2009, 2008, and 2007, we did not record any write-downs on our municipal portfolio. The following table details the credit quality rating of our municipal securities at December 31, 2009, without the benefit of credit or bond insurance as discussed below:

Municipal Securities Rating
(millions) Rating	General Obligations	Revenue Bonds	Total
AAA	$206.8	$330.9	$537.7
AA	406.3	839.7	1,246.0
A	113.8	88.5	202.3
BBB	1.6	25.9	27.5
Other	—	10.5	10.5

Total	$728.5	$1,295.5	$2,024.0

Included in revenue bonds are $824.8 million of single family housing revenue bonds issued by state housing finance agencies, of which $495.2 million are supported by individual mortgages held by the state housing finance agencies and $329.6 million are supported by mortgage-backed securities. Of the programs supported by mortgage-backed securities, approximately 40% are collateralized by Fannie Mae and Freddie Mac mortgages; the remaining 60% are collateralized by Ginnie Mae loans, which are fully guaranteed by the U.S. Government. Of the programs supported by individual mortgages held by the state housing finance agencies, the overall credit quality rating is AA. Most of these mortgages are supported by FHA, VA, or private mortgage insurance providers.

Approximately 25%, or $505.2 million (reflected in the table below), of our total municipal securities were insured general obligation or revenue bonds, which in the aggregate had a decline in credit quality from AA- at December 31, 2008, to A+ as of December 31, 2009. The credit quality decline was primarily due to our sales of higher-rated securities within this portfolio. The following table shows the composition and credit quality rating of these municipal obligations by monoline insurer at December 31, 2009. The credit quality rating represents the rating of the underlying security, excluding credit insurance, based on ratings by nationally recognized rating agencies.

Insurance Enhanced Municipal Securities
(millions) Monoline Insurer/Rating	General Obligations	Revenue Bonds	Total
AMBAC
AA	$59.3	$16.2	$75.5
A	11.7	—	11.7
BBB	—	1.1	1.1
Non-rated	—	4.5	4.5

	$71.0	$21.8	$92.8

MBIA
AA	$126.6	$119.7	$246.3
A	40.0	27.0	67.0
BBB	—	5.3	5.3
Non-rated	—	6.0	6.0

	$166.6	$158.0	$324.6

FSA
AA	$12.6	$30.9	$43.5
A	8.5	16.9	25.4
BBB	—	18.9	18.9

	$21.1	$66.7	$87.8

TOTAL
AA	$198.5	$166.8	$365.3
A	60.2	43.9	104.1
BBB	—	25.3	25.3
Non-rated	—	10.5	10.5

	$258.7	$246.5	$505.2

App.-A-62

As of December 31, 2009, the insurance-enhanced general obligation and revenue bonds had a net unrealized gain of $20.5 million, compared to a net unrealized gain of $12.9 million at December 31, 2008. We buy and hold these securities based on our evaluation of the underlying credit without reliance on the monoline insurance. Our investment policy does not require us to liquidate securities should the insurance provided by the monoline insurers cease to exist.

CORPORATE SECURITIES

Included in our fixed-income securities at December 31, 2009, were $1,281.4 million of fixed-rate corporate securities, which had a duration of 3.1 years and an overall credit quality rating of BBB+. These securities had a net unrealized gain of $36.5 million at December 31, 2009, compared to a net unrealized loss of $52.8 million at December 31, 2008. During the second half of 2009, we added high-quality, non-financial corporate securities. During the year ended December 31, 2009, we did not record any write-downs on our corporate debt portfolio, compared to $69.0 million of write-downs recorded during 2008 and no write-downs recorded during 2007. The table below shows the exposure break-down by sector and current rating, reflecting any changes in ratings since acquisition:

Corporate Securities (Rating at December 31, 2009)
Sector	AAA	AA	A	BBB	Non- Investment- Grade	% of Portfolio
Financial Services
U.S. banks	—%	—%	2.7%	—%	—%	2.7%
Insurance	.9	1.4	5.9	—	—	8.2
Other	—	1.7	2.0	—	4.2	7.9

Total financial services	.9	3.1	10.6	—	4.2	18.8
Industrial	2.9	7.4	16.2	50.4	4.3	81.2

Total	3.8%	10.5%	26.8%	50.4%	8.5%	100.0%

PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE

We hold both redeemable (i.e., mandatory redemption dates) and nonredeemable (i.e., perpetual preferred stocks with call dates) preferred stocks. Nonredeemable preferred stocks also include securities that have call features with fixed-rate coupons (i.e., hybrid securities), whereby the change in value of the call features is a component of the overall change in value of the preferred stocks. At December 31, 2009, we held $606.7 million in redeemable preferred stocks and $1,255.8 million in nonredeemable preferred stocks. We made no material additional investments in preferred stocks during the year ended December 31, 2009.

Our preferred stock portfolio had a net unrealized gain of $533.0 million at December 31, 2009, compared to a net unrealized gain of $56.9 million at December 31, 2008. During the years ended December 31, 2009, 2008, and 2007, we wrote down $213.2 million, $1,676.7 million, and $17.4 million, respectively, in redeemable and nonredeemable preferred stocks due to a combination of weakened issuer fundamentals and severe market declines where we were unable to determine objectively that the securities would recover substantially in the near term, in each case in accordance with the applicable accounting guidance at the time the write-downs were taken. See the Other-Than-Temporary Impairment section below for further discussion.

Our preferred stocks had an overall credit quality rating of BBB at December 31, 2009. The table below shows the exposure break-down by sector and current rating, reflecting any changes in ratings since acquisition:

Preferred Stocks (Rating at December 31, 2009)
Sector	A	BBB	Non- Investment- Grade	% of Preferred Stock Portfolio
Financial Services
U.S. banks	33.5%	8.2%	10.3%	52.0%
Foreign banks	1.7	—	1.4	3.1
Insurance	2.2	7.8	6.2	16.2
Other	1.6	—	1.6	3.2

Total financial services	39.0	16.0	19.5	74.5
Industrials	—	8.7	9.7	18.4
Utilities	2.2	4.9	—	7.1

Total	41.2%	29.6%	29.2%	100.0%

App.-A-63

Approximately 50% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable. In addition, all of our non-investment-grade preferred stocks were with issuers that maintain investment-grade senior debt ratings.

Approximately 60% of our preferred stock securities are fixed-rate securities, and 40% are floating-rate securities. All of our preferred securities have call or mandatory redemption features. Most of the securities are structured to provide some protection against extension risk in the event the issuer elects not to call such securities at their initial call date, by either paying a higher dividend amount or by paying floating-rate coupons. Of our fixed-rate securities, approximately 90% will convert to floating-rate dividend payments if not called at their initial call date.

Common Equities

Common equities, as reported on the balance sheets at December 31 were comprised of the following:

($ in millions)	2009		2008
Common stocks	$803.3	98.4%	$714.3	98.1%
Other risk investments	12.9	1.6	13.5	1.9

Total common equities	$816.2	100.0%	$727.8	100.0%

At December 31, 2009 and 2008, 5.6% of the portfolio was in common equities. Beginning late in 2008 and continuing into early in 2009, as part of our risk mitigation strategy in the uncertain financial market, we reduced our common stock portfolio to approximately 2.5% of the total portfolio’s fair value. During the fourth quarter 2009, with the markets showing significant recovery and a more stable and positive outlook, we decided to add to the common stock portfolio by increasing our position near the level at year-end 2008. In early February 2010, we added an additional $300 million to our common stock portfolio. Our allocation to Group I securities remains between 0% and 25% of the total portfolio.

Common stocks are managed externally to track the Russell 1000 Index with an anticipated annual tracking error of +/- 50 basis points. Our individual holdings are selected based on their contribution to the correlation with the index. For 2009, the GAAP basis total return was within the desired tracking error when compared to the Russell 1000 Index. We held 715 out of 964, or 74%, of the common stocks comprising the Russell 1000 Index at December 31, 2009, which made up 94% of the total market capitalization of the index.

Other risk investments include private equity investments and limited partnership interests in private equity and mezzanine investment funds, which have no off-balance-sheet exposure or contingent obligations, except for $0.2 million of open funding commitments at December 31, 2009.

The following is a summary of our common equity holdings by sector compared to the Russell 1000 Index:

Sector	Equity Portfolio Allocation at December 31, 2009	Russell 1000 Allocation at December 31, 2009	Russell 1000 Sector Return in 2009
Consumer discretionary	12.3%	12.9%	24.7%
Consumer staple	9.1	8.9	13.2
Financial service	15.0	16.4	21.7
Health care	12.3	12.0	11.7
Materials and processing	4.7	4.5	37.5
Other energy	11.3	10.9	45.4
Producer durable	9.7	10.4	21.3
Technology	17.6	17.6	47.8
Utility	6.8	6.4	4.9
Other equity[1]	1.2	NA	15.9

Total common stocks	100.0%	100.0%	28.5%

NA= Not Applicable

[1]	Effective October 1, 2009, the Russell 1000 Index redefined the sector allocation; the sector return reflects activity prior to the reallocation date.

Trading Securities    At December 31, 2009 and 2008, we did not hold any trading securities and we did not have any net realized gains (losses) on trading securities for the years ended December 31, 2009, 2008, and 2007.

App.-A-64

Derivative Instruments

We have invested in the following derivative exposures at various times: interest rate swaps, asset-backed credit default swaps, U.S. corporate debt credit default swaps, cash flow hedges, and equity options. See Note 2 – Investments for further discussion of our derivative positions.

For all derivative positions discussed below, realized holding period gains and losses are netted with any upfront cash that may be exchanged under the contract to determine if the net position should be classified either as an asset or liability. To be reported as a component of the available-for-sale portfolio, the inception-to-date realized gain on the derivative position at period end would have to exceed any upfront cash received (net derivative asset). On the other hand, a net derivative liability would include any inception-to-date realized loss plus the amount of upfront cash received (or netted, if upfront cash was paid) and would be reported as a component of other liabilities. These net derivative assets/liabilities are not separately disclosed on the balance sheet due to their immaterial effect on our financial condition, cash flows, and results of operations.

INTEREST RATE SWAPS

We invest in interest rate swaps primarily to manage the fixed-income portfolio duration. The following table summarizes our interest rate swap activity classified by the status (open vs. closed) of the swap position as of December 31, 2009:

		Notional Exposure			Gains (Losses)
					Years ended December 31,
(millions)	Coupon	2009	2008	2007	2009	2008	2007
Open Positions
9-year exposure	Receive variable	$713	$—	$—	$.1	$—	$—

Closed Positions
2-year exposure	Receive fixed	$2,300	$1,250	$—	$3.8	$44.6	$—
3-year exposure	Receive fixed	880	—	—	8.3	—	—
5-year exposure	Receive fixed	1,006	1,725	1,175	(1.7)	106.2	46.6
5-year exposure	Receive variable	—	225	—	—	6.9	—
10-year exposure	Receive fixed	—	150	150	—	3.7	6.5

Total closed positions		$4,186	$3,350	$1,325	$10.4	$161.4	$53.1

Total interest rate swaps					$10.5	$161.4	$53.1

ASSET-BACKED CREDIT DEFAULT SWAPS

The following table summarizes our holding period gains (losses) on the asset-backed credit default swaps classified by the status of the swap position as of December 31, 2009:

(millions)	Bought or Sold Protection	Notional Exposure			Gains (Losses)
					Years ended December 31,
		2009	2008	2007	2009	2008	2007
Closed Positions
BBB- credit exposure	Sold	$—	$140	$190	$—	$(26.1)	$(51.3)
Treasury Note		—	140	190	—	6.4	7.9

Total asset-backed swaps					$—	$(19.7)	$(43.4)

App.-A-65

CORPORATE CREDIT DEFAULT SWAPS

The following table summarizes our corporate credit default swap activity classified by the status of the swap position as of December 31, 2009:

(millions)	Bought or Sold Protection				Gains (Losses)
		Notional Exposure			Years ended December 31,
		2009	2008	2007	2009	2008	2007
Open Positions
5-year exposure	Bought	$25	$25	$—	$(.6)	$(.7)	$—

Closed Positions
2-year exposure	Bought	$7	$—	$—	$(.4)	$—	$—
3-year exposure	Bought	—	260	—	—	(1.4)	—
5-year exposure	Bought	—	285	—	—	22.2	—
Non-investment-grade index	Bought	—	—	210	—	—	6.4
Investment-grade index	Bought	—	—	40	—	—	3.6

Total closed positions		$7	$545	$250	$(.4)	$20.8	$10.0

Total corporate swaps					$(1.0)	$20.1	$10.0

EQUITY OPTIONS

The following table summarizes the activity of our equity options, classified by the status of the option position as of December 31, 2009:

	Number of Contracts[1]			Gains (Losses)
				Years ended December 31,
(millions)	2009	2008	2007	2009	2008	2007
Closed Positions
Equity options	177,190	—	—	$(9.1)	$—	$—

[1]	Each contract is equivalent to 100 shares of common stock of the issuer.

CASH FLOW HEDGES

In the fourth quarter 2009, we recognized a realized gain of $0.9 million reflecting the previously deferred gain on our foreign currency cash flow hedge.

During the second quarter 2007, we entered into a forecasted debt issuance hedge against a possible rise in interest rates in anticipation of issuing $1 billion of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “Debentures”). The hedge was designated as, and qualified for, cash flow hedge accounting treatment. Upon issuance of the Debentures, the hedge was closed, and we recognized a pretax gain of $34.4 million, which is recorded as part of accumulated other comprehensive income. The $34.4 million gain is deferred and is being recognized as an adjustment to interest expense over the 10-year fixed interest rate term of the Debentures. During 2009, 2008, and 2007, we recognized $2.8 million, $2.6 million, and $1.3 million, respectively, as an adjustment to interest expense.

B. Investment Results

Investment income (interest and dividends, before investment and interest expenses) decreased 20% for 2009, compared to a decrease of 6% and an increase of 5% for 2008 and 2007, respectively. The reductions in 2009 and 2008 were primarily the result of investing new cash and proceeds from security sales, redemptions, and maturities into lower-yielding U.S. Treasury Notes and short-term investments as a means to protect the portfolio from additional valuation declines and the current historically low rate environment. During the second half of 2009, we began to reallocate a portion of our short-term investments to select credit-related products that had attractive risk/return profiles and modest duration risks. The increase in 2007 was primarily the result of a decision to add certain higher-yielding, though lower-rated, assets. These lower-rated assets provided additional income over our previous investments.

We report total return to reflect more accurately the management philosophy governing the portfolio and our evaluation of investment results. The fully taxable equivalent (FTE) total return includes investment income, net realized gains (losses) on securities, and changes in unrealized gains (losses) on investments.

App.-A-66

The following summarizes investment results for the years ended December 31:

	2009	2008	2007
Pretax investment book yield	3.7%	4.7%	4.8%
Weighted average FTE book yield	4.2%	5.5%	5.6%
FTE total return:
Fixed-income securities	12.2%	(7.1)%	4.4%
Common stocks	29.5%	(36.5)%	6.2%
Total portfolio	12.5%	(10.4)%	4.7%

A further break-down of our total returns for our fixed-income securities, including the net gains (losses) on our derivative positions, for the years ended December 31 follows:

	2009	2008	2007
Fixed-income securities:
U.S. Treasury Notes	(1.7)%	30.5%	14.8%
Municipal bonds	10.7%	4.1%	7.1%
Corporate bonds	23.6%	(7.1)%	7.7%
Commercial mortgage-backed securities	26.0%	(9.5)%	6.2%
Collateralized mortgage obligations	26.2%	(14.0)%	6.0%
Asset-backed securities	.7%	(15.1)%	(14.7)%
Preferred stocks	60.1%	(40.5)%	(5.7)%

Investment expenses were $11.1 million in 2009, compared to $8.8 million in 2008 and $12.4 million in 2007. The increase in 2009 reflects an estimated Gainsharing (cash incentive) payout to our investment managers; no bonus was accrued for 2008. For 2007, the investment expenses included the costs associated with the June 2007 issuance of our Debentures.

Interest expense in 2009 was $139.0 million, compared to $136.7 million in 2008 and $108.6 million in 2007. The increases in 2009 and 2008 reflect interest following the June 2007 issuance of our Debentures.

Other-Than-Temporary Impairment (OTTI)

Realized losses may include write-downs of securities determined to have had an other-than-temporary decline in fair value. We routinely monitor our portfolio for pricing changes that might indicate potential impairments and perform detailed reviews of securities with unrealized losses based on predetermined guidelines. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects, or other factors, (ii) market-related factors, such as interest rates or equity market declines (e.g., negative return at either a sector index level or at the broader market level), or (iii) credit-related losses where the present value of cash flows expected to be collected are lower than the amortized cost basis of the security.

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

For fixed-income investments with unrealized losses due to market- or sector-related declines, the losses are not deemed to qualify as other-than-temporary where we do not have the intent to sell an investment, and it is more likely than not that we will not be required to sell the investment, prior to the period of time that we anticipate to be necessary for the investment to recover its cost basis. In general, our policy for common equity securities with market- or sector-related declines is to recognize impairment losses on individual securities with losses we cannot reasonably conclude will recover in the near term under historical conditions by the earlier of (i) when we are able to objectively determine that the loss is other-than-temporary, or (ii) when the security has been in such a loss position for three consecutive quarters.

When a security in our fixed-maturity portfolio has an unrealized loss and we intend to sell the security, or it is more likely than not that we will be required to sell the security, then we write-down the security to its current fair value and recognize the entire unrealized loss through the income statement as a realized loss. If a fixed-maturity security has an unrealized loss and it is more likely than not that we will hold the debt security until recovery (which could be maturity), then we need to determine if any of the decline in value is due to a credit loss (i.e., where the present value of cash flows expected to be

App.-A-67

collected is lower than the amortized cost basis of the security) and, if so, we will recognize that portion of the impairment in the income statement as a realized loss; any remaining unrealized loss on the security is considered to be due to other factors (e.g., interest rate and credit spread movements) and is reflected in shareholders’ equity, along with unrealized gains or losses on securities that are not deemed to be other-than-temporarily impaired. The write-down activity recorded in the income statement for the years ended December 31 was as follows:

(millions)	Total Write-downs	Write-downs on Securities Sold	Write-downs on Securities Held at Period End
2009
Preferred stocks	$213.2	$(48.3)	$164.9
Asset-backed securities	33.6	(.7)	32.9

Total fixed income	246.8	(49.0)	197.8
Common equities	17.4	(7.1)	10.3

Total portfolio	$264.2	$(56.1)	$208.1

2008
Preferred stocks	$1,676.7	$(434.4)	$1,242.3
Corporate debt	69.0	—	69.0
Asset-backed securities	38.8	—	38.8

Total fixed income	1,784.5	(434.4)	1,350.1
Common equities	74.3	(31.3)	43.0

Total portfolio	$1,858.8	$(465.7)	$1,393.1

2007
Preferred stocks	$17.4	$—	$17.4
Asset-backed securities	1.9	—	1.9

Total fixed income	19.3	—	19.3
Common equities	2.4	(2.1)	.3

Total portfolio	$21.7	$(2.1)	$19.6

See Critical Accounting Policies, Other-Than-Temporary Impairment for further discussion.

C. Repurchase Transactions

From time to time we enter into repurchase commitment transactions, under which we loan U.S. Treasury or U.S. Government agency securities to accredited brokerage firms in exchange for cash equal to the fair value of the securities. These internally managed transactions are typically overnight arrangements. The cash proceeds are invested in Eurodollar deposits, reverse repurchase transactions, or unsecured commercial paper obligations issued by large, high-quality institutions with yields that exceed our interest obligation on the borrowed cash. We are able to borrow the cash at low rates since the securities loaned are in either short supply or high demand. Our interest rate exposure does not increase or decrease since the borrowing and investing periods match. However, these transactions carry the risk that the counterparty in the arrangement could default, in which event we would be unable to recover our collateral in a timely manner. To help mitigate this risk, we hold our counterparty’s cash for the full value of the securities we lend and revalue the securities on a regular basis to ensure that we hold sufficient cash to cover the market value of the securities. Nevertheless, in the event of a counterparty default, we may be unable to obtain additional cash if our securities on loan appreciate in value prior to their return.

During the third quarter 2008, we suspended our repurchase activity due to increased counterparty risk and high market volatility. We have not invested in any repurchase transactions during 2009 since the overnight rates did not provide the desired return we would require. For the period in 2008 during which we invested in the transactions, our largest single outstanding balance of repurchase commitments was $1.1 billion, which was open for one day; the average daily balance of repurchase commitments was $0.4 billion. We earned income of $1.7 million and $3.7 million during 2008 and 2007, respectively, on repurchase commitments.

Additionally, we enter into reverse repurchase commitment transactions. In these transactions, we loan cash to accredited banks and receive U.S. Treasury Notes pledged as general collateral against the cash borrowed. We choose to enter into these transactions as rates on general collateral are more attractive than other short-term rates available in the market. Our

App.-A-68

exposure to credit risk is limited, as these internally managed transactions are typically overnight arrangements. The income generated on these transactions is calculated at the then applicable general collateral rates on the value of U.S. Treasury securities received. We have counterparty exposure on reverse repurchase agreements in the event of a counterparty default to the extent the general collateral security’s value is below the cash we delivered to acquire the collateral. The short-term duration of the transactions (primarily overnight investing) reduces that default exposure.

For the year ended December 31, 2009, our largest single outstanding balance of reverse repurchase commitments was $1,845.8 million, which was open for one day; the average daily balance of reverse repurchase commitments was $657.3 million. During 2008, our largest single outstanding balance of reverse repurchase commitments was $600.0 million, which was open for one day; the average daily balance of reverse repurchase commitments was $206.5 million. We earned income of $0.9 million and $1.6 million on reverse repurchase agreements for the years ended 2009 and 2008, respectively. No reverse repurchase commitments were entered into during 2007. We had $775.0 million of open reverse repurchase commitments at December 31, 2009 with two counterparties, reported as part of other short-term investments. No reverse repurchase commitments were open at December 31, 2008.

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

A. Loss and LAE Reserves

Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2009, we had $6.1 billion of net loss and LAE reserves, which included $4.8 billion of case reserves and $1.3 billion of incurred but not recorded (IBNR) reserves.

Progressive’s actuarial staff reviews over 400 subsets of the business data, which are at a combined state, product, and line coverage level (the “products”), to calculate the needed loss and LAE reserves. We begin our review of a set of data by producing multiple estimates of needed reserves, using both paid and incurred data, to determine if a reserve change is required. In the event of a wide variation among results generated by the different projections, our actuarial group will further analyze the data using additional techniques. Each review develops a point estimate for a relatively small subset of the business, which allows us to establish meaningful reserve levels for that subset. In addition, the actuarial staff completes separate projections of needed case and IBNR reserves.

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

App.-A-69

Assumptions regarding needed reserve levels made by the actuarial staff take into consideration influences on available historical data that reduce the predictiveness of our projected future loss costs. Internal considerations that are process-related, which generally result from changes in our claims organization’s activities, include claim closure rates, the number of claims that are closed without payment, and the level of the claims representatives’ estimates of the needed case reserve for each claim. These changes and their effect on the historical data are studied at the state level versus on a larger, less indicative, countrywide basis.

External items considered include the litigation atmosphere, state-by-state changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro countrywide level.

The manner in which we consider and analyze the multitude of influences on the historical data, as well as how loss reserves affect our financial results, is discussed in more detail in our Report on Loss Reserving Practices, which was filed on June 25, 2009 via Form 8-K.

At December 31, 2009, Progressive’s carried net reserve balance of $6.1 billion implicitly assumes that the loss and LAE severity for accident year 2009 over accident year 2008 will increase by 2.9% for personal auto liability and decrease 2.4% for commercial auto liability. Personal auto liability and commercial auto liability reserves represent approximately 98% of our total carried reserves. As discussed above, the severity estimates are influenced by many variables that are difficult to quantify and which influence the final amount of claims settlement. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.

The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2009, if during 2010 we were to experience the indicated change in our estimate of severity for the 2009 accident year (i.e., claims that occurred in 2009):

	Estimated Changes in Severity for Accident Year 2009
(millions)	-2%	-1%	As Reported	+1%	+2%
Personal auto liability	$4,584.3	$4,641.1	$4,697.9	$4,754.7	$4,811.5
Commercial auto liability	1,296.1	1,304.6	1,313.1	1,321.6	1,330.1
Other[1]	112.6	112.6	112.6	112.6	112.6

Total	$5,993.0	$6,058.3	$6,123.6	$6,188.9	$6,254.2

[1]	Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2009 accident year would affect our personal auto liability reserves by $56.8 million and our commercial auto reserves by $8.5 million.

Our 2009 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2009, 2008, and 2007, in the aggregate, accounted for approximately 91% of our reserve balance. If during 2010 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2009, 2008, and 2007), the effect to our year-end 2009 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Year 2009, 2008, and 2007
(millions)	-2%	-1%	As Reported	+1%	+2%
Personal auto liability	$4,376.1	$4,537.0	$4,697.9	$4,858.8	$5,019.7
Commercial auto liability	1,259.7	1,286.4	1,313.1	1,339.8	1,366.5
Other[1]	112.6	112.6	112.6	112.6	112.6

Total	$5,748.4	$5,936.0	$6,123.6	$6,311.2	$6,498.8

[1]	Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2009, 2008, and 2007 accident year would affect our personal auto liability reserves by $160.9 million and our commercial auto reserves by $26.7 million.

App.-A-70

Our best estimate of the appropriate amount for our reserves as of year-end 2009 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low (and, thus, whether future reserve development will be favorable or unfavorable), or whether one of the alternative scenarios discussed above is “reasonably likely” to occur. During 2009, our estimate of the needed reserves at the end of 2008 decreased 2.3%. The following table shows how we have performed against this goal over the last ten years.

($ in millions) For the years ended December 31,	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Loss and LAE Reserves[1]	$2,200.2	$2,785.3	$3,069.7	$3,632.1	$4,346.4	$4,948.5	$5,313.1	$5,363.6	$5,655.2	$5,932.9	$6,123.6

Re-estimated reserves as of:
One year later	2,276.0	2,686.3	3,073.2	3,576.0	4,237.3	4,592.6	5,066.2	5,443.9	5,688.4	5,796.9
Two years later	2,285.4	2,708.3	3,024.2	3,520.7	4,103.3	4,485.2	5,130.5	5,469.8	5,593.8	—
Three years later	2,277.7	2,671.2	2,988.7	3,459.2	4,048.0	4,501.6	5,093.6	5,381.9	—	—
Four years later	2,272.3	2,666.9	2,982.7	3,457.8	4,070.0	4,471.0	5,046.7	—	—	—
Five years later	2,277.5	2,678.5	2,993.7	3,475.4	4,073.7	4,475.5	—	—	—	—
Six years later	2,284.9	2,683.7	3,002.5	3,472.5	4,072.4	—	—	—	—	—
Seven years later	2,287.4	2,688.4	3,000.6	3,470.1	—	—	—	—	—	—
Eight years later	2,291.9	2,688.6	2,995.8	—	—	—	—	—	—	—
Nine years later	2,290.8	2,683.5	—	—	—	—	—	—	—	—
Ten years later	2,286.7	—	—	—	—	—	—	—	—	—
Cumulative Development:
Favorable(Unfavorable)	$(86.5)	$101.8	$73.9	$162.0	$274.0	$473.0	$266.4	$(18.3)	$61.4	$136.0

Percentage[2]	(3.9)	3.7	2.4	4.5	6.3	9.6	5.0	(.3)	1.1	2.3

[1]	Represents loss and LAE reserves net of reinsurance recoverables on net unpaid losses at the balance sheet date.

[2]	Cumulative development ÷ loss and LAE reserves.

Note: The chart above represents the development of the property casualty loss and LAE reserves for 1999 through 2008. The last line in the triangle for each year represents the following:

Re-estimated reserves = Total amount paid to-date + Total remaining case reserves on unsettled claims.

Changes in the estimated severity and the actual number of late reported claims are the cause of the change in our re-estimated reserves from year to year. The cumulative development represents the aggregate change in our estimates over all years.

From 1999 through 2001, while we experienced an increase in bodily injury severity, our developed reserves were within 4% of our original estimates. The bodily injury severity change was much lower than we expected between 2002 and 2005; thus, the reserve run-off for these years was very favorable following the end of each year, or about 4% to 10% of our original carried amounts. The reserve development for each of 2006 through 2008 was less than 3% of our original carried reserves.

Because Progressive is primarily an insurer of motor vehicles, we have minimal exposure as an insurer of environmental, asbestos, and general liability claims.

B. Other-Than-Temporary Impairment (OTTI)

Realized losses may include write-downs of securities determined to have had an other-than-temporary decline in fair value. We routinely monitor our portfolio for pricing changes that might indicate potential impairments and perform detailed reviews of securities with unrealized losses based on predetermined guidelines. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects, or other factors, (ii) market-related factors, such as interest rates or equity market declines (e.g., negative return at either a sector index level or at the broader market level), or (iii) credit-related losses, where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security.

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

App.-A-71

For fixed-income investments with unrealized losses due to market- or sector-related declines, the losses are not deemed to qualify as other-than-temporary where we do not have the intent to sell an investment, and it is more likely than not that we will not be required to sell the investment, prior to the period of time that we anticipate to be necessary for the investment to recover its cost basis. In general, our policy for common equity securities with market- or sector-related declines is to recognize impairment losses on individual securities with losses we cannot reasonably conclude will recover in the near term under historical conditions by the earlier of (i) when we are able to objectively determine that the loss is other-than-temporary, or (ii) when the security has been in such a loss position for three consecutive quarters.

When a security in our fixed-maturity portfolio has an unrealized loss and we intend to sell the security, or it is more likely than not that we will be required to sell the security, we write-down the security to its current fair value and recognize the entire unrealized loss through the income statement as a realized loss. If a fixed-maturity security has an unrealized loss and it is more likely than not that we will hold the debt security until recovery (which could be maturity), then we need to determine if any of the decline in value is due to a credit loss (i.e., where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security) and, if so, we will recognize that portion of the impairment in the income statement as a realized loss; any remaining unrealized loss on the security is considered to be due to other factors (e.g., interest rate and credit spread movements) and is reflected in shareholders’ equity, along with unrealized gains or losses on securities that are not deemed to be other-than-temporarily impaired.

The following table stratifies the gross unrealized losses in our fixed-income and common equity portfolios at December 31, 2009, by the duration in a loss position and magnitude of the loss as a percentage of the cost of the security:

(millions)	Fair Value	Total Gross Unrealized Losses	Decline of Investment Value
			>15%	>25%	>35%	>45%
Fixed Income:
Unrealized loss for less than 12 months	$2,846.1	$12.1	$2.5	$2.2	$.3	$—
Unrealized loss for 12 months or greater	3,884.6	314.5	138.4	82.8	26.6	26.6

Total	$6,730.7	$326.6	$140.9	$85.0	$26.9	$26.6

Common Equity:
Unrealized loss for less than 12 months	$20.9	$1.7	$.9	$—	$—	$—
Unrealized loss for 12 months or greater	9.8	.6	—	—	—	—

Total	$30.7	$2.3	$.9	$—	$—	$—

We completed a thorough review of the existing securities in these loss categories and determined that, applying the procedures and criteria discussed above, these securities were not other-than-temporarily impaired. We do not intend to sell these securities. We also determined that it is more likely than not that we will not be required to sell these securities, for the periods of time necessary to recover the cost bases of these securities, and that there is no additional credit-related impairment on our debt securities.

Since total unrealized losses are already a component of our shareholders’ equity, any recognition of these losses as additional OTTI losses would have no effect on our comprehensive income, book value, or reported investment total return.

C. Deferred Tax Assets

The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. We regularly review our deferred tax assets for recoverability. As of December 31, 2009, we did not record a valuation allowance against the gross deferred tax asset.

Realization of the deferred tax asset ultimately depends on the existence of sufficient taxable income available of the same character, which may include future reversals of existing temporary differences, future taxable income exclusive of reversing differences, taxable income in prior carryback years, and tax planning strategies.

Our net deferred tax asset was $420.0 million at December 31, 2009. This amount includes $113.7 million related to net unrealized tax losses in our investment portfolio. The losses creating this deferred tax asset resulted primarily from the widening credit spreads on our fixed-income securities, especially in our preferred stock portfolio that occurred during late 2008 and early 2009. Due to the nature of these writedowns, they have not yet been recognized for tax purposes. To the extent these losses are ultimately recognized, they would generate net capital losses for tax purposes.

App.-A-72

In evaluating the need for a valuation allowance, we have to determine if it is more likely than not that the deferred tax asset will be realized and that we will be able to fully use the deductions that are ultimately recognized for tax purposes. Part of our analysis revolves around the reversal of existing temporary differences (e.g., timing of the recognition of unrealized gains/losses) and our tax planning strategies. In reviewing our need for a valuation allowance, we separate our preferred stock portfolio into two groups. The first group includes those securities that we believe are fundamentally impaired or that we are likely to sell in the near future; we assume no recovery in value for these securities.

The second group is preferred securities that we have the intent and ability to hold to substantial recovery. We believe that the issuers of this second group of securities are financially sound companies with adequate capital. However, if an opportunity presents itself where we can diversify our preferred stock holdings, we may elect to sell a particular security rather than hold it until substantial recovery. This does not change our tax strategy, but provides us with the flexibility to manage our available-for-sale portfolio. Since we are unable to specifically identify when these situations might arise, or which security might be affected, we determined that it would be appropriate to reduce the potential recoverable value of the second group of our preferred stocks when determining our need for a valuation allowance on our deferred tax asset.

As of December 31, 2009, we have sufficient realized and unrealized gains in our investment portfolio to offset any potential losses we may recognize resulting from sales of preferred securities in either of the two groups discussed above. Although realization of the deferred tax asset is not assured, management believes it is more likely than not that the deferred tax asset will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.

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

App.-A-73

The Progressive Corporation and Subsidiaries

Ten Year Summary – Selected Financial Information

(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2009	2008	2007	2006	2005
Net premiums written	$14,002.9	$13,604.3	$13,772.5	$14,132.0	$14,007.6
Growth	3%	(1)%	(3)%	1%	5%
Net premiums earned	$14,012.8	$13,631.4	$13,877.4	$14,117.9	$13,764.4
Growth	3%	(2)%	(2)%	3%	5%
Policies in force (thousands):
Personal Lines	10,940.6	10,464.9	10,115.6	9,741.1	9,494.0
Growth	5%	3%	4%	3%	9%
Commercial Auto	512.8	539.4	539.2	503.2	468.2
Growth	(5)%	—%	7%	7%	11%
Total revenues	$14,563.6	$12,840.1	$14,686.8	$14,786.4	$14,303.4
Underwriting margins:[1]
Personal Lines	7.6%	5.4%	7.0%	12.3%	11.0%
Commercial Auto	14.2%	5.3%	10.1%	19.8%	17.9%
Total underwriting operations	8.4%	5.4%	7.4%	13.3%	11.9%
Net income (loss)	$1,057.5	$(70.0)	$1,182.5	$1,647.5	$1,393.9
Per share[2]	1.57	(.10)	1.65	2.10	1.74
Average equivalent shares[2]	672.2	668.0	718.5	783.8	799.3
Comprehensive income (loss)	$1,752.2	$(614.7)	$1,071.0	$1,853.1	$1,347.8
Total assets	$20,049.3	$18,250.5	$18,843.1	$19,482.1	$18,898.6
Debt outstanding	2,177.2	2,175.5	2,173.9	1,185.5	1,284.9
Total shareholders’ equity	5,748.6	4,215.3	4,935.5	6,846.6	6,107.5
Statutory policyholders’ surplus	4,953.6	4,470.6	4,587.3	4,963.7	4,674.1
Common shares outstanding	672.6	676.5	680.2	748.0	789.3
Common share price:
High	$18.10	$21.31	$25.16	$30.09	$31.23
Low	9.76	10.29	17.26	22.18	20.35
Close (at December 31)	17.99	14.81	19.16	24.22	29.20
Market capitalization	$12,100.1	$10,019.0	$13,032.6	$18,116.6	$23,040.7
Book value per common share	8.55	6.23	7.26	9.15	7.74
Ratios:
Return on average common shareholders’ equity	21.4%	(1.5)%	19.5%	25.3%	25.0%
Debt to total capital	27.5%	34.0%	30.6%	14.8%	17.4%
Price to earnings[3]	11.5	NA	11.6	11.5	16.7
Price to book	2.1	2.4	2.6	2.6	3.8
Earnings to fixed charges[3]	11.3	x	NA	13.5	x	24.7	x	21.3	x
Net premiums written to statutory surplus	2.8	3.0	3.0	2.8	3.0
Statutory combined ratio	91.6	94.6	92.7	86.5	87.4
Dividends declared per share[4]	$.1613	$—	$2.1450	$.0325	$.0300
Number of people employed	24,661	25,929	26,851	27,778	28,336

All	share and per share amounts were adjusted for the May 18, 2006, 4-for-1 stock split and the April 22, 2002, 3-for-1 stock split.

[1]	Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 10 – Segment Information, as a percentage of net premiums earned.

[2]	Amounts reflect basic earnings per share and basic average equivalent shares for 2008 since we reported a net loss; all other periods are presented on a diluted basis.

App.-A-74

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2004	2003	2002	2001	2000
Net premiums written	$13,378.1	$11,913.4	$9,452.0	$7,260.1	$6,196.1
Growth	12%	26%	30%	17%	1%
Net premiums earned	$13,169.9	$11,341.0	$8,883.5	$7,161.8	$6,348.4
Growth	16%	28%	24%	13%	12%
Policies in force (thousands):
Personal Lines	8,680.3	7,807.9	6,569.1	5,371.4	5,046.5
Growth	11%	19%	22%	6%	5%
Commercial Auto	420.2	365.1	288.9	208.9	170.2
Growth	15%	26%	38%	23%	27%
Total revenues	$13,782.1	$11,892.0	$9,294.4	$7,488.2	$6,771.0
Underwriting margins:[1]
Personal Lines	14.1%	12.1%	7.5%	4.5%	(5.2)%
Commercial Auto	21.1%	17.5%	9.1%	8.3%	3.3%
Total underwriting operations	14.9%	12.7%	7.6%	4.8%	(4.4)%
Net income (loss)	$1,648.7	$1,255.4	$667.3	$411.4	$46.1
Per share[2]	1.91	1.42	.75	.46	.05
Average equivalent shares[2]	864.8	882.1	892.8	900.7	891.8
Comprehensive income (loss)	$1,668.5	$1,511.1	$710.7	$472.6	$123.2
Total assets	$17,184.3	$16,281.5	$13,564.4	$11,122.4	$10,051.6
Debt outstanding	1,284.3	1,489.8	1,489.0	1,095.7	748.8
Total shareholders’ equity	5,155.4	5,030.6	3,768.0	3,250.7	2,869.8
Statutory policyholders’ surplus	4,671.0	4,538.3	3,370.2	2,647.7	2,177.0
Common shares outstanding	801.6	865.8	871.8	881.2	882.2
Common share price:
High	$24.32	$21.17	$15.12	$12.65	$9.25
Low	18.28	11.56	11.19	6.84	3.75
Close (at December 31)	21.21	20.90	12.41	12.44	8.64
Market capitalization	$17,001.9	$18,088.9	$10,819.3	$10,958.6	$7,616.8
Book value per common share	6.43	5.81	4.32	3.69	3.25
Ratios:
Return on average common shareholders’ equity	30.0%	29.1%	19.3%	13.5%	1.7%
Debt to total capital	19.9%	22.8%	28.3%	25.2%	20.7%
Price to earnings[3]	11.1	14.7	16.6	27.2	164.5
Price to book	3.3	3.6	2.9	3.4	2.7
Earnings to fixed charges[3]	27.1	x	18.8	x	13.2	x	10.7	x	1.3	x
Net premiums written to statutory surplus	2.9	2.6	2.8	2.7	2.8
Statutory combined ratio	84.6	86.2	91.3	94.7	104.2
Dividends declared per share[4]	$.0275	$.0250	$.0240	$.0233	$.0225
Number of people employed	27,085	25,834	22,974	20,442	19,490

[3]	Ratios are not applicable (NA) for 2008 since we reported a net loss for the year.

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

App.-A-75

The Progressive Corporation and Subsidiaries

Quantitative Market Risk Disclosures

(unaudited)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2009, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. We had no trading financial instruments at December 31, 2009.

OTHER-THAN-TRADING FINANCIAL INSTRUMENTS

Financial instruments subject to interest rate risk were:

	Fair Value
(millions)	-200 bps Change[1]	-100 bps Change[1]	Actual	+100 bps Change	+200 bps Change
U.S. government obligations	$5,253.1	$5,043.9	$4,817.5	$4,603.1	$4,401.8
State and local government obligations	2,088.0	2,063.8	2,024.0	1,980.5	1,938.8
Asset-backed securities	2,889.0	2,869.5	2,832.7	2,798.6	2,765.4
Corporate securities	1,352.5	1,321.9	1,281.4	1,241.4	1,203.3
Nonredeemable preferred stocks	1,276.8	1,268.7	1,255.8	1,240.1	1,224.4
Other debt securities[2]	655.2	632.7	607.8	584.1	562.2
Short-term investments	1,078.0	1,078.0	1,078.0	1,078.0	1,078.0

Balance as of December 31, 2009	$14,592.6	$14,278.5	$13,897.2	$13,525.8	$13,173.9

Balance as of December 31, 2008	$12,839.0	$12,628.1	$12,250.3	$11,862.1	$11,494.5

[1]	Due to low absolute interest rates, where the yields would have been negative, we used an interest rate of 1 basis point.

[2]	Includes $606.7 million of redeemable preferred stocks.

Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. Bonds and preferred stocks are individually priced to yield to the worst case scenario, which includes any issuer-specific features, such as a call option. Asset-backed securities, including state and local government housing securities, are priced assuming deal specific prepayment scenarios, considering the deal structure, prepayment penalties, yield maintenance agreements, and the underlying collateral.

Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities as of December 31, 2009	$729.7	$816.2	$902.7
Common equities as of December 31, 2008	$655.0	$727.8	$800.6

The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common stock portfolio’s weighted average beta of 1.06 for 2009 and 1.0 for 2008. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the number of securities without betas is approximately 2%, and the remaining 98% of the equity portfolio is indexed to the Russell 1000.

App.-A-76

As an additional supplement to the sensitivity analysis, we present results from a value-at-risk (VaR) analysis to estimate and quantify the investment portfolio’s exposure to short-term volatility and as a component of our longer-term contingency capital planning. The VaR model projects probable outcomes based on historical volatility of results and quantifies the potential reductions in total investment returns on a GAAP basis, which includes investment income, realized gains (losses), and changes in unrealized gains (losses) on investments.

The VaR estimates below represent the expected loss at 99% confidence level within a 66-day trading period (e.g., quarterly period). Total portfolio VaR is less than the sum of the two components (fixed income and equity) due to the benefit of diversification.

($ in millions) 66-Day VaR	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008[1]
Fixed-income portfolio	$(262.1)	$(261.6)	$(380.4)	$(471.8)	$(455.2)
% of portfolio	(1.9)%	(1.8)%	(2.9)%	(3.8)%	(3.7)%
% of shareholders’ equity	(4.6)%	(4.8)%	(7.7)%	(11.0)%	(10.8)%

Common equity portfolio	$(122.1)	$(88.1)	$(108.6)	$(133.0)	$(333.3)
% of portfolio	(15.0)%	(18.9)%	(26.6)%	(38.0)%	(45.8)%
% of shareholders’ equity	(2.1)%	(1.6)%	(2.2)%	(3.1)%	(7.9)%

Total portfolio	$(260.7)	$(267.7)	$(386.3)	$(477.5)	$(539.8)
% of portfolio	(1.8)%	(1.8)%	(2.8)%	(3.7)%	(4.2)%
% of shareholders’ equity	(4.5)%	(4.9)%	(7.8)%	(11.1)%	(12.8)%

[1]	The VaR for our fixed-income and total portfolio were restated to correct for a calculation error in the data provided to us by our third-party vendor at December 31, 2008.

App.-A-77

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

App.-A-78

Note: The above graphs are presented for our personal auto products on an accident period basis and are based on three years of actual experience for physical damage and nine years for bodily injury and total personal auto.

App.-A-79

The Progressive Corporation and Subsidiaries

Quarterly Financial and Common Share Data

(unaudited)

(millions — except per share amounts)
		Net Income (Loss)		Stock Price[1]
Quarter	Total Revenues	Total	Per Share[2]	High	Low	Close	Rate of Return[3]	Dividends Declared Per Share[4]
2009
1	$3,468.2	$232.5	$.35	$15.24	$9.76	$13.44		$—
2	3,583.5	250.1	.37	17.00	13.00	15.11		—
3	3,611.3	269.9	.40	17.50	14.12	16.58		—
4	3,900.6	305.0	.46	18.10	15.90	17.99		.1613

	$14,563.6	$1,057.5	$1.57	$18.10	$9.76	$17.99	21.5%	$.1613

2008
1	$3,585.9	$239.4	$.35	$19.84	$15.00	$16.07		$—
2	3,536.6	215.5	.32	21.31	16.11	18.72		—
3	2,210.1	(684.2)	(1.03)	20.71	15.70	17.40		—
4	3,507.5	159.3	.24	17.59	10.29	14.81		—

	$12,840.1	$(70.0)	$(.10)	$21.31	$10.29	$14.81	(21.9)%	$—

2007
1	$3,686.8	$363.5	$.49	$24.75	$20.91	$21.82		$—
2	3,675.9	283.7	.39	25.16	21.55	23.93		2.0000
3	3,709.6	299.2	.42	24.10	18.88	19.41		—
4	3,614.5	236.1	.34	20.50	17.26	19.16		.1450

	$14,686.8	$1,182.5	$1.65	$25.16	$17.26	$19.16	(12.6)%	$2.1450

[1]	Prices are as reported on the consolidated transaction reporting system. Progressive’s common shares are listed on the New York Stock Exchange under the symbol PGR.

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

[4]

Progressive maintains an annual variable dividend policy. The 2009 annual dividend was declared by the Board of Directors in December 2009 and was paid in February 2010. No dividend was declared in 2008, in accordance with our dividend policy, since our comprehensive income was less than after-tax underwriting income. The 2007 annual dividend was declared by the Board of Directors in December 2007 and paid in January 2008. In addition, in June 2007, Progressive’s Board declared an extraordinary cash dividend of $2.00 per common share that was paid in September 2007.

App.-A-80

The Progressive Corporation and Subsidiaries

Performance Graph

(unaudited)

The following performance graph compares the performance of Progressive’s Common Shares (“PGR”) to the Standard & Poor’s Index (“S&P Index”) and the Value Line Property/Casualty Industry Group (“P/C Group”) for the last five years.

Cumulative Five-Year Total Return*

PGR, S&P Index, P/C Group (Performance Results through 12/31/09)

Cumulative Total Return as of December 31 of each year (assumes $100 was invested at the close of trading on December 31, 2004)
	2005	2006	2007	2008	2009
PGR	$137.81	$114.48	$100.02	$78.13	$94.90
S&P Index	104.91	121.48	128.15	81.41	102.96
P/C Group	110.92	126.97	154.61	110.20	135.70

*Assumes	reinvestment of dividends

Source: Value Line, Inc.

App.-A-81

The Progressive Corporation and Subsidiaries

Net Premiums Written by State

(unaudited)

($ in millions)	2009		2008		2007		2006		2005
Florida	$1,667.0	11.9%	$1,631.0	12.0%	$1,656.9	12.0%	$1,811.5	12.8%	$1,774.2	12.7%
Texas	1,228.9	8.8	1,151.3	8.5	1,072.0	7.8	1,096.0	7.8	1,126.8	8.0
California	951.9	6.8	1,016.3	7.5	1,106.4	8.0	1,085.1	7.7	982.8	7.0
New York	704.1	5.0	738.8	5.4	847.9	6.2	930.6	6.6	968.8	6.9
Georgia	682.9	4.9	699.7	5.1	748.9	5.4	751.0	5.3	749.5	5.4
Ohio	623.9	4.5	632.4	4.7	655.9	4.8	693.7	4.9	736.0	5.3
Pennsylvania	580.7	4.1	563.7	4.1	610.5	4.4	642.1	4.5	659.1	4.7
Michigan	455.3	3.2	461.8	3.4	443.5	3.2	432.2	3.1	438.8	3.1
All other	7,108.2	50.8	6,709.3	49.3	6,630.5	48.2	6,689.8	47.3	6,571.6	46.9

Total	$14,002.9	100.0%	$13,604.3	100.0%	$13,772.5	100.0%	$14,132.0	100.0%	$14,007.6	100.0%

App.-A-82

Directors
Stuart B. Burgdoerfer[6]	Abby F. Kohnstamm[1,6]	[1]Audit Committee Member
Executive Vice President and	President and Chief Executive Officer,	[2]Executive Committee Member
Chief Financial Officer,	Abby F. Kohnstamm & Associates, Inc.	[3]Compensation Committee Member
Limited Brands, Inc.	(marketing consulting)	[4]Investment and Capital Committee
(retailing)		Member
	Peter B. Lewis[2,4,6]	[5]Nominating and Governance
Charles A. Davis[4,5,6]	Chairman of the Board	Committee Member
Chief Executive Officer,	(non-executive)	[6]Independent Director
Stone Point Capital LLC
(private equity investing)	Norman S. Matthews[3,5,6]
Consultant, former President,
Roger N. Farah[3,6]	Federated Department Stores, Inc.
President and Chief Operating Officer,	(retailing)
Polo Ralph Lauren Corporation
(lifestyle products)	Patrick H. Nettles, Ph.D.[1,6]
Executive Chairman,
Lawton W. Fitt[6]	Ciena Corporation
Corporate Director, various companies Retired Partner, Goldman Sachs Group (financial services)	(telecommunications)

Glenn M. Renwick[2]
President and Chief Executive Officer

Stephen R. Hardis[1,2,5,6]	*Donald B. Shackelford[4,6]
Non-Executive Chairman of the Board,	Retired, former Chairman,
Marsh & McLennan Companies, Inc.	Fifth Third Bank, Central Ohio
(financial services)	(commercial banking)

*In April 2010, Donald B. Shackelford will retire after 34 years of service on Progressive’s Board. Progressive would like to thank Mr. Shackelford for his dedicated service and the many contributions he made during his tenure on the Board.

Bernadine P. Healy, M.D.[1,6]	Bradley T. Sheares, Ph.D.[3,6]
Health Editor and Medical Columnist,	Former Chief Executive Officer,
U.S. News & World Report	Reliant Pharmaceuticals, Inc.
(publishing)	(pharmaceuticals)

Corporate Officers	Other Executive Officers
Glenn M. Renwick	John A. Barbagallo
President and Chief Executive Officer	Commercial Lines Group President

Brian C. Domeck	William M. Cody
Vice President and Chief Financial Officer	Chief Investment Officer

Charles E. Jarrett	Susan Patricia Griffith
Vice President, Secretary,	Claims Group President
and Chief Legal Officer
Valerie Krasowski
Thomas A. King	Chief Human Resource Officer
Vice President and Treasurer
John P. Sauerland
Jeffrey W. Basch	Personal Lines Group President
Vice President and Chief Accounting Officer
Raymond M. Voelker
Mariann Wojtkun Marshall	Chief Information Officer
Assistant Secretary
Peter B. Lewis
Chairman of the Board
(non-executive)

App.-A-83

Principal Office

The Progressive Corporation

6300 Wilson Mills Road

Mayfield Village, Ohio 44143

440-461-5000

progressive.com

24-Hour Insurance Quotes, Claims Reporting, and Customer Service

	Personal autos, motorcycles, and recreational vehicles	Commercial autos/trucks
To receive a quote	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-806-9598 progressivecommercial.com

To report a claim	1-800-274-4499 progressive.com[1]	1-800-274-4499

For customer service:
If you bought your policy through an independent agent or broker	1-800-925-2886 (1-800-300-3693 in California) progressiveagent.com	1-800-444-4487 progressivecommercial.com

If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-444-4487 progressivecommercial.com

If you have a complaint or concern regarding any claim handling or other claims-related issue[2]	1-800-274-4641 e-mail: claims@email.progressive.com	1-800-274-4641 e-mail: claims@email.progressive.com

[1]	Claims reporting via the Web site is currently only available for personal auto policies.

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

Transfer Agent and Registrar

Registered Shareholders:  If your Progressive shares are registered in your name, contact American Stock Transfer & Trust Company regarding questions or changes to your account: write to American Stock Transfer & Trust Company, Attn: Operations Center, 6201 15th Avenue, Brooklyn, NY 11219; phone: 1-866-709-7695; e-mail: info@amstock.com; or visit their Web site at: www.amstock.com.

Beneficial Shareholders:  If your Progressive shares are held in a brokerage or other financial institution account, contact your broker or financial institution directly regarding questions or changes to your account.

App.-A-84

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

Charles E. Jarrett, Secretary, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, Ohio 44143 or e-mail: chuck_jarrett@progressive.com.

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

Corporate Governance  Progressive’s Corporate Governance Guidelines and Board Committee Charters are available at: progressive.com/governance.

Annual Meeting  The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 23, 2010, at 10 a.m. eastern time. There were 3,794 shareholders of record on December 31, 2009.

Common Shares  The Progressive Corporation’s common shares (symbol PGR) are traded on the New York Stock Exchange. Progressive currently has an annual variable dividend policy. We expect the Board to declare the next annual variable dividend, subject to policy limitations, in December 2010, with a record date in January 2011 and payment shortly thereafter. A complete description of our annual variable dividend policy can be found at: progressive.com/dividend.

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

Social Responsibility  Progressive uses an interactive online format to communicate our social responsibility efforts. This report can be found at: progressive.com/socialresponsibility.

Online Annual Report and Proxy Statement  Our 2009 Annual Report to Shareholders, in an interactive format, can be found at: progressive.com/annualreport.

We have also posted copies of our 2010 Proxy Statement and 2009 Annual Report to Shareholders, in a “PDF” format, at: progressiveproxy.com.

©2010 The Progressive Corporation

App.-A-85