Form 10-K, Exhibit 13
period 2010-12-31
PROGRESSIVE CORP/OH/
filed 2011-03-01
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION

2010 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries

Consolidated Statements of Income

For the years ended December 31,

(millions — except per share amounts)	2010	2009	2008
Revenues
Net premiums earned	$14,314.8	$14,012.8	$13,631.4
Investment income	520.1	507.0	637.7
Net realized gains (losses) on securities:
Other-than-temporary impairment (OTTI) losses:
Total OTTI losses	(19.1)	(80.9)	0
Non-credit losses, net of credit losses recognized on previously recorded non-credit OTTI losses	5.2	40.1	0

Net impairment losses recognized in earnings	(13.9)	(40.8)	0
Net realized gains (losses) on securities	110.0	67.9	(1,445.1)

Total net realized gains (losses) on securities	96.1	27.1	(1,445.1)
Service revenues	25.9	16.7	16.1
Net gain on extinguishment of debt	6.4	0	0

Total revenues	14,963.3	14,563.6	12,840.1

Expenses
Losses and loss adjustment expenses	10,131.3	9,904.9	10,015.0
Policy acquisition costs	1,359.9	1,364.6	1,358.1
Other underwriting expenses	1,740.1	1,567.7	1,523.4
Investment expenses	11.9	11.1	8.8
Service expenses	21.4	19.4	20.4
Interest expense	133.5	139.0	136.7

Total expenses	13,398.1	13,006.7	13,062.4

Net Income (Loss)
Income (loss) before income taxes	1,565.2	1,556.9	(222.3)
Provision (benefit) for income taxes	496.9	499.4	(152.3)

Net income (loss)	$1,068.3	$1,057.5	$(70.0)

Computation of Earnings Per Share
Basic:
Average shares outstanding	657.9	666.8	668.0

Per share	$1.62	$1.59	$(.10)

Diluted:
Average shares outstanding	657.9	666.8	668.0
Net effect of dilutive stock-based compensation	5.4	5.4	5.9

Total equivalent shares	663.3	672.2	673.9

Per share[1]	$1.61	$1.57	$(.10)

[1]	For 2008, amount represents basic earnings per share since diluted earnings per share was antidilutive due to the net loss for the year.

See notes to consolidated financial statements.

App.-A-2

The Progressive Corporation and Subsidiaries

Consolidated Balance Sheets

December 31,

(millions)	2010	2009
Assets
Investments — Available-for-sale, at fair value:
Fixed maturities (amortized cost: $11,630.8 and $11,717.0)	$11,850.0	$11,563.4
Equity securities:
Nonredeemable preferred stocks (cost: $601.3 and $665.4)	1,157.6	1,255.8
Common equities (cost: $1,021.7 and $598.4)	1,425.0	816.2
Short-term investments (amortized cost: $1,090.8 and $1,078.0)	1,090.8	1,078.0

Total investments	15,523.4	14,713.4
Cash	158.9	160.7
Accrued investment income	109.3	110.4
Premiums receivable, net of allowance for doubtful accounts of $114.9 and $116.4	2,738.4	2,454.8
Reinsurance recoverables, including $37.4 and $35.4 on paid losses and loss adjustment expenses	741.5	564.8
Prepaid reinsurance premiums	88.1	69.3
Deferred acquisition costs	417.2	402.2
Income taxes	189.0	416.7
Property and equipment, net of accumulated depreciation of $564.3 and $595.8	932.6	961.3
Other assets	251.9	195.7

Total assets	$21,150.3	$20,049.3

Liabilities and Shareholders’ Equity
Unearned premiums	$4,353.8	$4,172.9
Loss and loss adjustment expense reserves	7,071.0	6,653.0
Accounts payable, accrued expenses, and other liabilities[1]	1,718.4	1,297.6
Debt	1,958.2	2,177.2

Total liabilities	15,101.4	14,300.7

Common Shares, $1.00 par value (authorized 900.0; issued 797.7 and 797.8, including treasury shares of 135.3 and 125.2)	662.4	672.6
Paid-in capital	1,007.1	939.7
Retained earnings	3,595.7	3,683.1
Accumulated other comprehensive income (loss), net of tax:
Net non-credit related OTTI losses, adjusted for valuation changes	(1.8)	(15.7)
Other net unrealized gains (losses) on securities	769.1	445.9

Total net unrealized gains (losses) on securities	767.3	430.2
Net unrealized gains on forecasted transactions	14.7	21.6
Foreign currency translation adjustment	1.7	1.4

Total accumulated other comprehensive income (loss)	783.7	453.2

Total shareholders’ equity	6,048.9	5,748.6

Total liabilities and shareholders’ equity	$21,150.3	$20,049.3

[1]See	Note 12 – Litigation and Note 13 – Commitments and Contingencies for further discussion.

See notes to consolidated financial statements.

App.-A-3

The Progressive Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31,

(millions — except per share amounts)	2010		2009		2008
Retained Earnings
Balance, Beginning of year	$3,683.1		$2,697.8		$2,927.7
Cumulative effect of change in accounting principle	0		189.6		0
Net income (loss)	1,068.3	$1,068.3	1,057.5	$1,057.5	(70.0)	$(70.0)

Cash dividends declared on common shares ($1.3987, $.1613, and $0 per share)	(924.8)		(108.5)		0
Treasury shares purchased	(226.0)		(154.5)		(157.1)
Other, net	(4.9)		1.2		(2.8)

Balance, End of year	$3,595.7		$3,683.1		$2,697.8

Accumulated Other Comprehensive Income (Loss), Net of Tax
Balance, Beginning of year	$453.2		$(51.9)		$492.8
Cumulative effect of change in accounting principle	0		(189.6)		0
Changes in:
Net non-credit related OTTI losses, adjusted for valuation changes		13.9		(15.7)		0
Other unrealized gains (losses) on securities		323.2		712.3		(541.8)

Total net unrealized gains (losses) on securities		337.1		696.6		(541.8)
Net unrealized gains on forecasted transactions		(6.9)		(3.3)		(2.9)
Foreign currency translation adjustment		.3		1.4		0

Other comprehensive income (loss)	330.5	330.5	694.7	694.7	(544.7)	(544.7)

Balance, End of year	$783.7		$453.2		$(51.9)

Comprehensive Income (Loss)		$1,398.8		$1,752.2		$(614.7)

Common Shares, $1.00 Par Value
Balance, Beginning of year	$672.6		$676.5		$680.2
Stock options exercised	3.4		3.5		3.5
Treasury shares purchased	(13.3)		(11.1)		(9.9)
Restricted stock awards issued, net of forfeitures	(.3)		3.7		2.7

Balance, End of year	$662.4		$672.6		$676.5

Paid-In Capital
Balance, Beginning of year	$939.7		$892.9		$834.8
Stock options exercised	23.8		15.3		23.5
Tax benefit from exercise/vesting of stock-based compensation	14.0		9.7		11.1
Treasury shares purchased	(19.3)		(15.0)		(12.4)
Restricted stock awards issued, net of forfeitures	.3		(3.7)		(2.7)
Amortization of stock-based compensation	44.8		39.2		35.1
Other	3.8		1.3		3.5

Balance, End of year	$1,007.1		$939.7		$892.9

Total Shareholders’ Equity	$6,048.9		$5,748.6		$4,215.3

There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.

App.-A-4

The Progressive Corporation and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31,

(millions)	2010	2009	2008
Cash Flows From Operating Activities
Net income (loss)	$1,068.3	$1,057.5	$(70.0)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	83.1	87.3	99.1
Amortization of fixed-income securities	229.2	230.8	249.6
Amortization of stock-based compensation	45.9	40.3	34.5
Net realized (gains) losses on securities	(96.1)	(27.1)	1,445.1
Net loss on disposition of property and equipment	2.3	13.3	1.6
Net gain on extinguishment of debt	(6.4)	0	0
Changes in:
Premiums receivable	(283.6)	(46.2)	(13.5)
Reinsurance recoverables	(176.7)	(276.3)	46.6
Prepaid reinsurance premiums	(18.8)	(6.9)	7.4
Deferred acquisition costs	(15.0)	11.8	12.3
Income taxes	48.1	29.7	(423.8)
Unearned premiums	180.8	(3.0)	(34.5)
Loss and loss adjustment expense reserves	418.0	475.6	234.7
Accounts payable, accrued expenses, and other liabilities	210.2	(71.8)	(101.2)
Other, net	(10.0)	(28.2)	61.3

Net cash provided by operating activities	1,679.3	1,486.8	1,549.2

Cash Flows From Investing Activities
Purchases:
Fixed maturities	(4,491.7)	(10,046.3)	(7,593.9)
Equity securities	(511.4)	(624.2)	(598.3)
Short-term investments – auction rate securities	0	0	(631.5)
Sales:
Fixed maturities	3,055.8	7,950.0	5,629.5
Equity securities	241.9	919.4	1,401.0
Short-term investments – auction rate securities	0	0	631.5
Maturities, paydowns, calls, and other:
Fixed maturities	1,341.1	842.5	505.5
Equity securities	0	15.7	34.9
Net sales (purchases) of short-term investments – other	(11.5)	75.6	(771.0)
Net unsettled security transactions	(54.0)	(246.5)	177.2
Purchases of property and equipment	(64.7)	(66.6)	(98.5)
Sales of property and equipment	8.0	1.8	1.1

Net cash used in investing activities	(486.5)	(1,178.6)	(1,312.5)

Cash Flows From Financing Activities
Proceeds from exercise of stock options	27.2	18.8	27.0
Tax benefit from exercise/vesting of stock-based compensation	14.0	9.7	11.1
Reacquisition of debt	(214.3)	0	0
Dividends paid to shareholders	(763.7)	0	(98.3)
Acquisition of treasury shares	(258.6)	(180.6)	(179.4)

Net cash used in financing activities	(1,195.4)	(152.1)	(239.6)

Effect of exchange rate changes on cash	.8	1.7	0

Increase (decrease) in cash	(1.8)	157.8	(2.9)
Cash, Beginning of year	160.7	2.9	5.8

Cash, End of year	$158.9	$160.7	$2.9

See notes to consolidated financial statements.

App.-A-5

The Progressive Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010, 2009, and 2008

1.  REPORTING AND ACCOUNTING POLICIES

Nature of Operations  The Progressive Corporation, an insurance holding company formed in 1965, owned 54 subsidiaries and had 1 mutual insurance company affiliate as of December 31, 2010. Our insurance subsidiaries provide personal and commercial automobile insurance and other specialty property-casualty insurance and related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles through both an independent insurance agency channel and a direct channel. Our Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses through both the independent agency and direct channels. We operate our businesses throughout the United States; in December 2009, we began selling personal auto physical damage insurance via the Internet in Australia.

Basis of Consolidation and Reporting  The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries, which are wholly owned, and a mutual company affiliate, for which we have a controlling financial interest, pursuant to accounting guidance adopted in 2010. All intercompany accounts and transactions are eliminated in consolidation.

Estimates  We are required to make estimates and assumptions when preparing our financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (GAAP). As estimates develop into fact (e.g., losses are paid), results may, and will likely, differ from those estimates.

Investments  Progressive’s fixed-maturity securities, equity securities, and short-term investments are accounted for on an available-for-sale basis. See Note 2 – Investments for details regarding the composition of our investment portfolio.

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

Included in the fixed-maturity portfolio are asset-backed securities. The asset-backed securities are generally accounted for under the retrospective method. Under the current accounting guidance, the prospective method is used primarily for interest-only securities, non-investment-grade asset-backed securities, and certain asset-backed securities with sub-prime loan exposure or where there is a greater risk of non-performance and where it is possible the initial investment may not be substantially recovered. The retrospective method recalculates yield assumptions (based on changes in interest rates or cash flow expectations) historically to the inception of the investment holding period, and applies the required adjustment, if any, to the cost basis, with the offset recorded to investment income. The prospective method requires a calculation of future expected repayments and resets the yield to allow for future period adjustments; no current period impact to investment income or the security’s cost is made based on the cash flow update. Prepayment assumptions are based on market expectations and are updated quarterly.

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

Short-term investments may include Eurodollar deposits, commercial paper, reverse repurchase transactions, and other securities expected to mature within one year. In addition, short-term investments can include auction rate securities (i.e., certain municipal bonds and preferred stocks). Due to the nature of auction rate securities, these securities are classified as short-term based upon their expected auction date (generally 7-49 days) rather than on their contractual maturity date

App.-A-6

(which is greater than one year at original issuance). In the event that an auction fails, the security may need to be reclassified from short-term. Changes in fair value of these securities, net of deferred income taxes, are reflected as unrealized gains (losses) in accumulated other comprehensive income.

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

To the extent we have derivatives held or issued for general investment purposes, these derivative instruments are recognized as either assets or liabilities and measured at fair value, with changes in fair value recognized in income as a component of net realized gains (losses) on securities during the period of change.

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

App.-A-7

changes are attributable to (i) fundamental factors specific to the issuer, such as financial condition, business prospects, or other factors, (ii) market-related factors, such as interest rates or equity market declines, or (iii) credit-related losses, where the present value of cash flows expected to be collected are lower than the amortized cost basis of the security.

We analyze our debt securities to determine if we intend to sell, or if it is more likely than not that we will be required to sell, the security prior to recovery and, if so, we write down the security to its current fair value with the entire amount of the write-down recorded to earnings. To the extent that it is more likely than not that we will hold the debt security until recovery (which could be maturity), we determine if any of the decline in value is due to a credit loss (i.e., where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security) and, if so, we recognize that portion of the impairment in the income statement, with the balance (i.e., non-credit related impairment) recognized as part of our net unrealized gains (losses) in accumulated other comprehensive income. When an equity security (common equity and nonredeemable preferred stock) in our investment portfolio has an unrealized loss in fair value that is deemed to be other-than-temporary, we reduce the book value of such security to its current fair value, recognizing the decline as a realized loss in the income statement. Any future changes in fair value, either increases or decreases, are reflected as changes in unrealized gains (losses) as part of accumulated other comprehensive income.

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

Deferred Acquisition Costs  Deferred acquisition costs include commissions, premium taxes, and other variable underwriting and direct sales costs incurred in connection with writing business. These costs are deferred and amortized over the policy period in which the related premiums are earned. We consider anticipated investment income in determining the recoverability of these costs. Management believes that these costs will be fully recoverable in the near term. We do not defer any advertising costs.

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

Reinsurance  Our reinsurance transactions primarily include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures/Plans – “CAIP”) and premiums ceded to state-provided reinsurance facilities (e.g., Michigan Catastrophic Claims Association and North Carolina Reinsurance Facility) (collectively, “State Plans”) (see Note 7 – Reinsurance for further discussion). We cede 100% of the premiums written in our professional liability insurance businesses as we continue our exit of these markets. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums written.

Income Taxes  The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal items giving rise to such differences are investment securities (e.g., net unrealized gains (losses), write-downs, and derivative instruments), loss and loss adjustment expense reserves, unearned premiums reserves, deferred acquisition costs, property and equipment, and non-deductible accruals. We review our deferred tax assets regularly for recoverability. See Note 5 – Income Taxes for further discussion.

App.-A-8

Property and Equipment  Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is recognized over the estimated useful lives of the assets using accelerated methods for most computer equipment and the straight-line method for certain computer equipment and all other fixed assets. The useful lives range from 2 to 4 years for computer equipment and laptop computers, 10 to 40 years for buildings and improvements, and 3 to 10 years for all other property and equipment. Land and buildings comprised 76% and 77% of total property and equipment at December 31, 2010 and 2009, respectively.

Property and equipment include capitalized software developed or acquired for internal use. Total interest capitalized for the years ended December 31, was:

(millions)	Capitalized Interest
2010	$1.1
2009	2.6
2008	5.0

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

Stock-Based Compensation  We currently issue time-based and performance-based restricted stock unit awards to key members of management as our form of equity compensation, and time-based restricted stock awards to non-employee directors; prior to 2010, we issued restricted stock awards, instead of restricted stock unit awards, to employees. Collectively, we refer to these awards as “restricted equity awards.” We currently do not issue stock options as a form of equity compensation, although there are vested options still outstanding as of December 31, 2010. Compensation expense for time-based restricted equity awards with graded vesting is recognized over each respective vesting period. For performance-based restricted equity awards, compensation expense is recognized over the respective vesting periods.

We record an estimate for expected forfeitures of restricted equity awards based on our historical forfeiture rates. In addition, we shorten the vesting periods of certain restricted equity awards based on the “qualified retirement” provisions in our incentive compensation plans, under which (among other provisions) the vesting of 50% of outstanding time-based restricted equity awards will accelerate upon retirement if the participant is 55 years of age or older and satisfies certain years-of-service requirements.

The total compensation expense recognized for our stock-based compensation for the years ended December 31 was:

(millions)	2010	2009	2008
Pretax expense	$45.9	$40.3	$34.5
Tax benefit	16.1	14.1	12.1

Earnings Per Share  Basic earnings per share is computed using the weighted average number of common shares outstanding, excluding both the time-based and performance-based unvested restricted stock awards that are subject to forfeiture. Diluted earnings per share include common stock equivalents assumed outstanding during the period. Our common stock equivalents include stock options and time-based restricted stock awards accounted for as equity awards. In periods during which we report a net loss, the calculated diluted earnings per share is antidilutive; therefore, basic earnings per share is reported.

Supplemental Cash Flow Information  Cash includes only bank demand deposits. Non-cash activity includes declared but unpaid dividends. For the years ended December 31, we paid the following:

(millions)	2010	2009	2008
Income taxes, net of refunds	$434.0	$461.7	$258.0
Interest	138.4	144.7	144.7

App.-A-9

New Accounting Standard  During 2010, the Financial Accounting Standards Board issued an accounting standard update related to the accounting for the deferral of costs associated with the successful acquisition or renewal of insurance contracts. This standard is intended to help reduce diversity in practice and is effective for fiscal years beginning after December 15, 2011 (January 2012 for calendar-year companies). We are currently analyzing the impact this standard will have on our financial condition, cash flows, and results of operations, and anticipate that we will defer less acquisition costs under this standard.

Reclassifications  Certain amounts in the Consolidated Financial Statements and Notes to Consolidated Financial Statements were reclassified for 2009 in order to conform to current-year presentation requirements.

2.  INVESTMENTS

The following table presents the composition of our investment portfolio by major security type, consistent with our internal classification of how we manage, monitor, and measure the portfolio:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Fair Value
December 31, 2010
Fixed maturities:
U.S. government obligations	$3,203.2	$56.3	$(16.9)	$0	$3,242.6	20.9%
State and local government obligations	1,955.5	43.0	(9.4)	0	1,989.1	12.8
Corporate debt securities	2,579.0	78.1	(13.3)	2.3	2,646.1	17.0
Residential mortgage-backed securities	567.1	17.8	(21.3)	0	563.6	3.6
Commercial mortgage-backed securities	1,772.1	66.9	(6.9)	0	1,832.1	11.8
Other asset-backed securities	1,063.9	12.4	(2.2)	(.1)	1,074.0	6.9
Redeemable preferred stocks	490.0	29.6	(17.1)	0	502.5	3.3
Other debt obligations	0	0	0	0	0	0

Total fixed maturities	11,630.8	304.1	(87.1)	2.2	11,850.0	76.3
Equity securities:
Nonredeemable preferred stocks	601.3	560.2	0	(3.9)	1,157.6	7.5
Common equities	1,021.7	406.5	(3.2)	0	1,425.0	9.2
Short-term investments:
Other short-term investments	1,090.8	0	0	0	1,090.8	7.0

Total portfolio[2,3]	$14,344.6	$1,270.8	$(90.3)	$(1.7)	$15,523.4	100.0%

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Fair Value
December 31, 2009
Fixed maturities:
U.S. government obligations	$4,939.6	$6.4	$(128.5)	$0	$4,817.5	32.8%
State and local government obligations	1,974.2	55.1	(5.3)	0	2,024.0	13.8
Corporate debt securities	1,244.9	43.4	(6.9)	0	1,281.4	8.7
Residential mortgage-backed securities	592.0	4.3	(79.9)	0	516.4	3.5
Commercial mortgage-backed securities	1,572.0	37.0	(18.9)	0	1,590.1	10.8
Other asset-backed securities	721.9	6.1	(1.8)	0	726.2	4.9
Redeemable preferred stocks	671.3	20.7	(85.3)	0	606.7	4.1
Other debt obligations	1.1	0	0	0	1.1	0

Total fixed maturities	11,717.0	173.0	(326.6)	0	11,563.4	78.6
Equity securities:
Nonredeemable preferred stocks	665.4	597.6	0	(7.2)	1,255.8	8.5
Common equities	598.4	220.1	(2.3)	0	816.2	5.6
Short-term investments:
Other short-term investments	1,078.0	0	0	0	1,078.0	7.3

Total portfolio[2,3]	$14,058.8	$990.7	$(328.9)	$(7.2)	$14,713.4	100.0%

[1]	Represents net holding period gains (losses) on certain hybrid securities (discussed below).

[2]	At December 31, 2010, we had $46.3 million of net unsettled security transactions offset in other assets, compared to $7.7 million offset in other liabilities at December 31, 2009.

[3]

The total fair value of the portfolio includes $2.2 billion at December 31, 2010 and 2009, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

App.-A-10

Our fixed-maturity securities include debt securities and redeemable preferred stocks. Common equities include common stocks and other equity-like investments (e.g., private equity investments and limited partnership interests in private equity and mezzanine funds). Other short-term investments include Eurodollar deposits, commercial paper, reverse repurchase transactions, and other investments which are expected to mature within one year. At December 31, 2010 and 2009, we had $0 and $0.9 million, respectively, in Treasury Bills issued by the Australian government, included in our other short-term investments.

Included in our fixed-maturity and equity securities are hybrid securities, which are reported at the following fair values at December 31:

(millions)	2010	2009
Fixed maturities:
Corporate debt securities	$176.4	$0
Other asset-backed securities	14.9	0

Total fixed maturities	191.3	0
Equity securities:
Nonredeemable preferred stocks	52.8	66.3

Total hybrid securities	$244.1	$66.3

As permitted under current accounting guidance, we elected to treat the change in valuation of these hybrid securities as a component of realized gains (losses), rather than separate the host contract and the derivative component based on the underlying structure of the instruments. Certain corporate debt securities are accounted for as hybrid securities since they were acquired at a substantial premium and contain a change of control put feature that permits the investor, at its sole option once the change of control is triggered, to put the security back to the issuer at a 1% premium to par. Due to this change of control put option and the substantial market premium paid, there is a potential that the election to put upon the occurrence of a change in control could result in the investment not returning substantially all of the original investment. The hybrid in the asset-backed portfolio was acquired at a deep discount to par due to a failing auction, and contains a put option (derivative feature) that allows the investor to put that security back to the auction at par. If the auction is restored, this embedded derivative has the potential to more than double our initial investment yield. The hybrid securities in our nonredeemable preferred stock portfolio are perpetual preferred stocks that have call features with fixed-rate coupons, whereby the change in value of the call features is a component of the overall change in value of the preferred stocks.

Our securities are reported at fair value, with the changes in fair value of these securities (other than hybrid securities and derivative instruments) reported as a component of accumulated other comprehensive income, net of deferred income taxes. The changes in fair value of the hybrid securities and derivative instruments are recorded as a component of net realized gains (losses) on securities.

At December 31, 2010, bonds and certificates of deposit in the principal amount of $137.2 million were on deposit to meet state insurance regulatory and/or rating agency requirements. We did not have any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2010 or 2009. At December 31, 2010, we did not have any debt securities that were non-income producing during the preceding 12 months.

Fixed Maturities  The composition of fixed maturities by maturity at December 31, 2010 was:

(millions)	Cost	Fair Value
Less than one year	$1,546.6	$1,562.5
One to five years	7,704.9	7,895.3
Five to ten years	2,317.2	2,329.8
Ten years or greater	60.7	61.0

Total[1]	$11,629.4	$11,848.6

[1]	Excludes $1.4 million of gains on the open credit default swap positions.

Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities which do not have a single maturity date are reported at expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

App.-A-11

Gross Unrealized Losses  As of December 31, 2010, we had $87.1 million of gross unrealized losses in our fixed-maturity securities and $3.2 million in our common equities. We currently do not intend to sell the fixed-income securities and determined that it is more likely than not that we will not be required to sell these securities for the period of time necessary to recover their cost bases. In addition, we may retain the common stocks to maintain correlation to the Russell 1000 Index, as long as the portfolio and index correlation remain similar. If our strategy was to change and these securities were determined to be other-than-temporarily impaired, we would recognize a write-down in accordance with our stated policy.

The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

	Total Fair Value	Gross Unrealized Losses	Less than 12 Months		12 Months or Greater
(millions)			Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2010
Fixed maturities:
U.S. government obligations	$495.3	$(16.9)	$495.3	$(16.9)	$0	$0
State and local government obligations	461.9	(9.4)	454.0	(8.7)	7.9	(.7)
Corporate debt securities	589.3	(13.3)	541.3	(11.6)	48.0	(1.7)
Residential mortgage-backed securities	314.1	(21.3)	74.0	(1.0)	240.1	(20.3)
Commercial mortgage-backed securities	332.0	(6.9)	269.7	(3.1)	62.3	(3.8)
Other asset-backed securities	214.8	(2.2)	209.8	(1.1)	5.0	(1.1)
Redeemable preferred stocks	216.7	(17.1)	0	0	216.7	(17.1)

Total fixed maturities	2,624.1	(87.1)	2,044.1	(42.4)	580.0	(44.7)
Equity securities:
Common equities	60.5	(3.2)	57.3	(3.1)	3.2	(.1)

Total portfolio	$2,684.6	$(90.3)	$2,101.4	$(45.5)	$583.2	$(44.8)

	Total Fair Value	Gross Unrealized Losses	Less than 12 Months		12 Months or Greater
(millions)			Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2009
Fixed maturities:
U.S. government obligations	$4,595.3	$(128.5)	$2,408.1	$(6.4)	$2,187.2	$(122.1)
State and local government obligations	448.6	(5.3)	41.3	(.2)	407.3	(5.1)
Corporate debt securities	344.2	(6.9)	264.6	(1.8)	79.6	(5.1)
Residential mortgage-backed securities	367.4	(79.9)	27.9	(2.5)	339.5	(77.4)
Commercial mortgage-backed securities	386.1	(18.9)	32.6	(.9)	353.5	(18.0)
Other asset-backed securities	81.6	(1.8)	71.6	(.3)	10.0	(1.5)
Redeemable preferred stocks	507.5	(85.3)	0	0	507.5	(85.3)

Total fixed maturities	6,730.7	(326.6)	2,846.1	(12.1)	3,884.6	(314.5)
Equity securities:
Common equities	30.7	(2.3)	20.9	(1.7)	9.8	(.6)

Total portfolio	$6,761.4	$(328.9)	$2,867.0	$(13.8)	$3,894.4	$(315.1)

App.-A-12

Other-than-Temporary Impairment (OTTI)  The following tables provide rollforwards of the amounts related to credit losses recognized in earnings for the periods ended December 31, 2010 and 2009, for which a portion of the OTTI losses were also recognized in accumulated other comprehensive income at the time the credit impairments were determined and recognized:

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Corporate Debt	Total
Beginning balance at January 1, 2010	$41.1	$.9	$6.5	$48.5
Credit losses for which an OTTI was previously recognized	3.0	.3	0	3.3
Credit losses for which an OTTI was not previously recognized	2.4	1.0	0	3.4
Change in recoveries of future cash flows expected to be collected[1]	(5.3)	(.4)	0	(5.7)
Reductions for previously recognized credit impairments written down to fair value[2]	(8.9)	(.8)	0	(9.7)

Ending balance at December 31, 2010	$32.3	$1.0	$6.5	$39.8

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Corporate Debt	Total
Beginning balance at April 1, 2009[3]	$24.2	$0	$6.5	$30.7
Credit losses for which an OTTI was previously recognized	1.4	0	0	1.4
Credit losses for which an OTTI was not previously recognized	15.5	.9	0	16.4
Change in recoveries of future cash flows expected to be collected[1]	0	0	0	0
Reductions for previously recognized credit impairments written down to fair value[2]	0	0	0	0

Ending balance at December 31, 2009	$41.1	$.9	$6.5	$48.5

[1]	Reflects expected recovery of prior period impairments that will be accreted into income over the remaining life of the security.

[2]	Reflects reductions of prior credit impairments where the current credit impairment requires writing securities down to fair value (i.e., no remaining non-credit loss).

[3]	Reflects the period since adoption of the new accounting standards, which took effect beginning in the second quarter 2009.

Since we determined that it is more likely than not that we will not be required to sell the securities prior to the recovery (which could be maturity) of their respective cost bases, in order to measure the amount of credit losses on the securities that were determined to be other-than-temporarily impaired, we considered a number of factors and inputs related to the individual securities. The methodology and significant inputs used to measure the amount of credit losses in our asset-backed portfolio included: current performance indicators on the underlying assets (e.g., delinquency rates, foreclosure rates, and default rates), credit support (via current levels of subordination), and historical credit ratings. Updated cash flow expectations were also generated by our portfolio managers based upon these performance indicators. In order to determine the amount of credit loss, if any, the net present value of the cash flows expected (i.e., expected recovery value) was calculated using the current book yield for each security, and was compared to its current amortized value. In the event that the net present value was below the amortized value, a credit loss was deemed to exist, and the security was written down.

App.-A-13

Net Realized Gains (Losses)  The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2010	2009	2008
Gross realized gains on security sales
Fixed maturities:
U.S. government obligations	$39.8	$103.1	$243.2
State and local government obligations	10.0	35.2	17.3
Corporate and other debt securities	30.9	20.5	5.5
Residential mortgage-backed securities	0	0	0
Commercial mortgage-backed securities	1.0	.8	0
Other asset-backed securities	.8	0	0
Redeemable preferred stocks	8.5	0	0

Total fixed maturities	91.0	159.6	266.0
Equity securities:
Nonredeemable preferred stocks	83.6	32.6	11.6
Common equities	13.8	148.5	320.7

Subtotal gross realized gains on security sales	188.4	340.7	598.3

Gross realized losses on security sales
Fixed maturities:
U.S. government obligations	(12.9)	(2.1)	(.7)
State and local government obligations	0	(7.6)	0
Corporate and other debt securities	(.5)	(.5)	(13.1)
Residential mortgage-backed securities	0	(3.2)	0
Commercial mortgage-backed securities	0	(9.9)	(1.4)
Other asset-backed securities	0	(.7)	(.4)
Redeemable preferred stocks	(5.2)	0	(1.8)

Total fixed maturities	(18.6)	(24.0)	(17.4)
Equity securities:
Nonredeemable preferred stocks	0	(57.3)	(541.8)
Common equities	(7.2)	(40.0)	(179.3)

Subtotal gross realized losses on security sales	(25.8)	(121.3)	(738.5)

Net realized gains (losses) on security sales
Fixed maturities:
U.S. government obligations	26.9	101.0	242.5
State and local government obligations	10.0	27.6	17.3
Corporate and other debt securities	30.4	20.0	(7.6)
Residential mortgage-backed securities	0	(3.2)	0
Commercial mortgage-backed securities	1.0	(9.1)	(1.4)
Other asset-backed securities	.8	(.7)	(.4)
Redeemable preferred stocks	3.3	0	(1.8)

Total fixed maturities	72.4	135.6	248.6
Equity securities:
Nonredeemable preferred stocks	83.6	(24.7)	(530.2)
Common equities	6.6	108.5	141.4

Subtotal net realized gains (losses) on security sales	162.6	219.4	(140.2)

Other-than-temporary impairment losses
Fixed maturities:
Corporate and other debt securities	0	0	(69.0)
Residential mortgage-backed securities	(11.1)	(32.0)	(38.2)
Commercial mortgage-backed securities	(1.9)	(.9)	(.6)
Redeemable preferred stocks	0	(6.1)	(301.0)

Total fixed maturities	(13.0)	(39.0)	(408.8)
Equity securities:
Nonredeemable preferred stocks	0	(158.8)	(941.3)
Common equities	(.5)	(10.3)	(43.0)

Subtotal other-than-temporary impairment losses	(13.5)	(208.1)	(1,393.1)

Net holding period gains (losses)
Hybrid securities	5.5	14.5	(73.6)
Derivative instruments	(58.5)	1.3	161.8

Subtotal net holding period gains (losses)	(53.0)	15.8	88.2

Total net realized gains (losses) on securities	$96.1	$27.1	$(1,445.1)

App.-A-14

Gross realized gains and losses were the result of traditional investment sales transactions in our fixed-income portfolio, affected by movements in credit spreads and interest rates, rebalancing of our equity-indexed portfolio, tax management, and holding period valuation changes on hybrids and derivatives. Also included are write-downs for securities determined to be other-than-temporarily impaired in our fixed-maturity and/or equity portfolios.

Net Investment Income  The components of net investment income for the years ended December 31, were:

(millions)	2010	2009	2008
Fixed maturities:
U.S. government obligations	$80.8	$79.6	$54.1
State and local government obligations	65.4	91.9	126.5
Corporate debt securities	84.3	48.2	53.4
Residential mortgage-backed securities	21.7	33.4	47.1
Commercial mortgage-backed securities	99.1	90.7	102.1
Other asset-backed securities	21.8	9.7	6.9
Redeemable preferred stocks	45.5	47.5	47.0
Other debt obligations	0	.3	1.3

Total fixed maturities	418.6	401.3	438.4
Equity securities:
Nonredeemable preferred stocks	70.6	89.7	144.5
Common equities	27.3	13.3	38.9
Short-term investments:
Auction-rate municipal obligations	0	0	1.4
Other short-term investments	3.6	2.7	14.5

Investment income	520.1	507.0	637.7
Investment expenses	(11.9)	(11.1)	(8.8)

Net investment income	$508.2	$495.9	$628.9

Trading Securities  At December 31, 2010 and 2009, we did not hold any trading securities and we did not have any net realized gains (losses) on trading securities for the years ended December 31, 2010, 2009, and 2008.

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

App.-A-15

The following table shows the status of our derivative instruments at December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009, and 2008; amounts are on a pretax basis:

(millions)					Balance Sheet			Income Statement
	Notional Value[1]					Fair Value		Net Realized Gains (Losses) on Securities
	December 31,					December 31,		Years ended December 31,
Derivatives designated as:	2010	2009	2008	Purpose	Classification	2010	2009	2010	2009	2008
Hedging instruments
Closed:
Foreign currency cash flow hedge[2]	$0	$8	$8	Forecasted transaction	Accumulated other comprehensive income	$0	$0	$0	$0	$0

Ineffective cash flow hedge[3]	223	0	0	Manage interest rate risk	NA	0	0	5.8	0	0

Non-hedging instruments
Assets:
Interest rate swaps	0	713	1,800	Manage portfolio duration	Investments - fixed maturities	0	.1	0	.1	104.3

Corporate credit default swaps	35	0	0	Manage credit risk	Investments - fixed maturities	1.3	0	2.5	0	0

Liabilities:
Interest rate swaps	713	0	0	Manage portfolio duration	Other liabilities	(41.7)	0	(66.6)	0	0

Corporate credit default swaps	0	25	25	Manage credit risk	Other liabilities	0	(.8)	0	(.6)	(.7)

Closed:
Interest rate swaps	0	4,186	1,550	Manage portfolio duration	NA	0	0	0	10.4	57.1

Corporate credit default swaps	25	7	545	Manage credit risk	NA	0	0	(.2)	(.4)	20.8

Asset-backed credit default swaps	0	0	140	General portfolio investing	NA	0	0	0	0	(19.7)

Equity options[4] (177,190 contracts)	NA	NA	NA	Manage price risk	NA	0	0	0	(9.1)	0

Foreign currency trade[2]	0	8	0	Manage currency risk	NA	0	0	0	.9	0

Total	NA	NA	NA			$(40.4)	$(.7)	$(58.5)	$1.3	$161.8

[1]	The amounts represent the value held at year-end for open positions and the maximum amount held during the year for closed positions.

[2]	During the fourth quarter 2009, we reclassified our cash flow hedge and closed the position; see Cash Flow Hedges below for further discussion.

[3]

During the third quarter 2010, we reclassified to net realized gains (losses) on securities the portion of the unrealized gain on forecasted transactions that was related to the $222.9 million of our Debentures that were extinguished pursuant to our Tender Offer (see Cash Flow Hedges below for further discussion).

[4]	Each contract is equivalent to 100 shares of common stock of the issuer; we had no option activity in 2010 or 2008.

NA = Not Applicable

App.-A-16

CASH FLOW HEDGES

We had no cash flow hedges open during 2010. During the third quarter 2010, we finalized our tender offer for, and purchased $222.9 million principal amount of, our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 that were issued in 2007 (see Note 4 – Debt for further discussion). We reclassified $5.8 million (pretax) from accumulated other comprehensive income on the balance sheet to net realized gains (losses) on securities on the income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the Debentures that were extinguished pursuant to the tender offer. In anticipation of issuing the Debentures in 2007, we entered into a forecasted debt issuance hedge against a possible rise in interest rates. Upon issuance of the Debentures, the hedge was closed, and we recognized a pretax gain of $34.4 million, which was recorded as part of accumulated other comprehensive income. The $34.4 million gain, less the $5.8 million reclassification mentioned above, was deferred and is being recognized as an adjustment to interest expense over the 10-year fixed interest rate term of the Debentures. During 2010, 2009, and 2008, we recognized $2.7 million, $2.8 million, and $2.6 million, respectively, as an adjustment to interest expense.

In the fourth quarter 2009, we realized a foreign currency trade gain of $0.9 million, reflecting the previously deferred gain on our foreign currency cash flow hedge, which was opened during 2008 and closed in the second quarter 2009.

INTEREST RATE SWAPS

During the years ended December 31, 2010, 2009, and 2008, we invested in interest rate swap positions primarily to manage the fixed-income portfolio duration. During the year ended December 31, 2010, we held a 9-year interest rate swap position where we are paying a fixed rate and receiving a variable rate that was opened during the fourth quarter 2009. The swap has generated a realized loss during 2010, as interest rates have fallen since the inception of this position. As of December 31, 2010 and 2009, we delivered $52.2 million and $0, respectively, in cash collateral to the counterparty on this position. As of December 31, 2008, we had received $79.6 million in cash collateral from the counterparties on our then open interest rate swap positions, which amounts were invested in short-term securities.

CORPORATE CREDIT DEFAULT SWAPS

During the years ended December 31, 2010, 2009, and 2008, we held a position, which was opened during the third quarter 2008, on one corporate issuer within the financial services sector where we bought credit default protection in the form of a credit default swap for a 5-year time horizon. We hold this protection to reduce our exposure to additional valuation declines on a preferred stock position of the same issuer. As of December 31, 2010, we received $0.5 million in cash collateral from the counterparty on this corporate credit default swap position. As of December 31, 2009 and 2008, we delivered $0.6 million and $0, respectively, in cash collateral to the counterparty on this corporate credit default swap position.

During the second quarter 2010, we sold credit protection in the form of a corporate credit default swap on one issuer in the automotive sector for a 5-year time horizon. We acquired an equal par value amount of U.S. Treasury Notes with a similar maturity to cover the credit default swap’s notional exposure. As of December 31, 2010, we received $1.1 million in cash collateral from the counterparty on this position.

During the second quarter 2010, we opened two positions on one corporate issuer within the industrial sector for which we bought credit default protection in the form of credit default swaps for 2-year and 4-year time horizons. We closed both positions prior to the start of the fourth quarter 2010. We paid $0.2 million in upfront cash when we entered into the 4-year exposure position. We held this protection to reduce our exposure to additional valuation declines on a corporate position of the same issuer due to potential future credit impairment. We also held a position during the second quarter 2009, for which we bought credit default protection in the form of credit default swaps for a 2-year time horizon on one corporate issuer within the industrial sector. We paid $0.6 million in upfront cash when we entered this position; the position was closed during the third quarter 2009.

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

App.-A-17

EQUITY OPTIONS

We held no equity option positions during the year ended December 31, 2010. During the year ended December 31, 2009, we opened and closed positions where we simultaneously sold and purchased a substantially equivalent amount of call and put options, respectively, on Citigroup common stock, which related to our preferred stock holding. The purpose of this transaction was to effect a forward sale of a portion of the common stock we expected to receive from Citigroup resulting from the conversion of our preferred stock holding into common stock pursuant to Citigroup’s exchange that occurred during the third quarter 2009. This was achieved through matching the strike price and term of the option contracts and was meant to offset the downside price risk of the common stock during the time period pending the exchange. All of the common stock we received from the preferred stock conversion was sold by the end of the third quarter 2009. We had no equity option positions during the year ended December 31, 2008.

ASSET-BACKED CREDIT DEFAULT SWAPS

We held no asset-backed credit default swap positions during the years ended December 31, 2010 and 2009. During the fourth quarter 2008, we closed a position for which we sold credit protection in the form of a credit default swap comprised of a basket of 20 asset-backed bonds supported by sub-prime mortgage loans. We covered the credit default swap’s notional exposure by acquiring U.S. Treasury Notes of equal maturity and principal amount and reducing our overall exposure with any upfront cash received.

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

•

Level 3:  Inputs that are unobservable. Unobservable inputs reflect our subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

Pursuant to generally accepted accounting principles, which require us to evaluate whether a market is distressed or inactive in determining the fair value for our portfolio, we review certain market level inputs to evaluate whether sufficient activity, volume, and new issuances existed to create an active market. Based on this evaluation, we concluded that there was sufficient activity related to the sectors and securities for which we obtained valuations.

App.-A-18

The composition of the investment portfolio by major security type was:

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2010
Fixed maturities:
U.S. government obligations	$3,242.6	$0	$0	$3,242.6	$3,203.2
State and local government obligations	0	1,989.1	0	1,989.1	1,955.5
Corporate debt securities	0	2,616.6	29.5	2,646.1	2,579.0
Other debt obligations	0	0	0	0	0

Subtotal	3,242.6	4,605.7	29.5	7,877.8	7,737.7

Asset-backed securities:
Residential mortgage-backed	0	466.9	96.7	563.6	567.1
Commercial mortgage-backed	0	1,804.6	27.5	1,832.1	1,772.1
Other asset-backed	0	1,069.0	5.0	1,074.0	1,063.9

Subtotal asset-backed securities	0	3,340.5	129.2	3,469.7	3,403.1

Redeemable preferred stocks:
Financials	23.4	172.4	0	195.8	183.8
Utilities	0	71.4	0	71.4	70.2
Industrials	0	235.3	0	235.3	236.0

Subtotal redeemable preferred stocks	23.4	479.1	0	502.5	490.0

Total fixed maturities	3,266.0	8,425.3	158.7	11,850.0	11,630.8

Equity securities:
Nonredeemable preferred stocks:
Financials	490.2	565.1	0	1,055.3	514.3
Utilities	0	67.9	0	67.9	50.8
Industrials	0	34.4	0	34.4	36.2

Subtotal nonredeemable preferred stocks	490.2	667.4	0	1,157.6	601.3

Common equities:
Common stocks[1]	1,413.2	0	0	1,413.2	1,017.6
Other equity-like investments	0	0	11.8	11.8	4.1

Subtotal common equities	1,413.2	0	11.8	1,425.0	1,021.7

Total fixed maturities and equity securities	$5,169.4	$9,092.7	$170.5	14,432.6	13,253.8

Short-term investments:
Other short-term investments[2]				1,090.8	1,090.8

Total portfolio				$15,523.4	$14,344.6

Debt[3]				$2,105.7	$1,958.2

App.-A-19

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2009
Fixed maturities:
U.S. government obligations	$4,817.5	$0	$0	$4,817.5	$4,939.6
State and local government obligations	0	2,024.0	0	2,024.0	1,974.2
Corporate debt securities	0	1,253.2	28.2	1,281.4	1,244.9
Other debt obligations	0	0	1.1	1.1	1.1

Subtotal	4,817.5	3,277.2	29.3	8,124.0	8,159.8

Asset-backed securities:
Residential mortgage-backed	0	470.3	46.1	516.4	592.0
Commercial mortgage-backed	0	1,568.5	21.6	1,590.1	1,572.0
Other asset-backed	0	718.4	7.8	726.2	721.9

Subtotal asset-backed securities	0	2,757.2	75.5	2,832.7	2,885.9

Redeemable preferred stocks:
Financials	17.8	231.9	0	249.7	277.2
Utilities	0	66.9	0	66.9	69.4
Industrials	0	237.0	53.1	290.1	324.7

Subtotal redeemable preferred stocks	17.8	535.8	53.1	606.7	671.3

Total fixed maturities	4,835.3	6,570.2	157.9	11,563.4	11,717.0

Equity securities:
Nonredeemable preferred stocks:
Financials	604.2	534.2	0	1,138.4	561.6
Utilities	0	65.8	0	65.8	50.8
Industrials	0	51.6	0	51.6	53.0

Subtotal nonredeemable preferred stocks	604.2	651.6	0	1,255.8	665.4

Common equities:
Common stocks[1]	803.3	0	0	803.3	593.2
Other equity-like investments	0	0	12.9	12.9	5.2

Subtotal common equities	803.3	0	12.9	816.2	598.4

Total fixed maturities and equity securities	$6,242.8	$7,221.8	$170.8	13,635.4	12,980.8

Short-term investments:
Other short-term investments[2]				1,078.0	1,078.0

Total portfolio				$14,713.4	$14,058.8

Debt[3]				$2,154.2	$2,177.2

[1]	Common stocks are managed externally to track the Russell 1000 Index. Therefore, a break-out by major sector type is not provided.

[2]	Due to the underlying nature of these securities, cost approximates fair value.

[3]	Debt is not subject to measurement at fair value in the Consolidated Balance Sheets. Therefore, it is not broken out by hierarchy level; fair values are obtained from external sources.

Our portfolio valuations classified as either Level 1 or Level 2 in the above tables are priced exclusively by external sources, including: pricing vendors, dealers/market makers, and exchange-quoted prices. We did not have any transfers between Level 1 and Level 2 for the periods presented.

With limited exceptions, our Level 3 securities are also priced externally; however, due to several factors (e.g., nature of the securities, level of activity, and lack of similar securities trading to obtain observable market level inputs), these valuations are more subjective in nature. Certain private equity investments and fixed-income investments included in the Level 3 category are valued using external pricing supplemented by internal review and analysis.

At December 31, 2010, vendor-quoted prices represented approximately 63% of our Level 1 classifications, compared to 77% at December 31, 2009. The securities quoted by vendors in Level 1 represent holdings in our U.S. Treasury Notes, which are frequently traded and the quotes are considered similar to exchange trade quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on an active exchange.

App.-A-20

At December 31, 2010, vendor-quoted prices comprised 94% of our Level 2 classifications, compared to 92% at December 31, 2009. We reviewed independent documentation detailing the pricing techniques and methodologies used by these pricing vendors and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. We continue to monitor any changes or modifications to their processes. We reviewed each sector for transaction volumes and determined that sufficient activity and liquidity existed to provide a credible source for market level valuations, despite being below historical averages, for all periods presented.

Broker/dealer-quoted prices represented the balance of our Level 2 classifications. In these instances, we typically use broker/dealers because the security we hold is not widely held or frequently traded and thus is not serviced by the pricing vendors. We reviewed independent documentation detailing the pricing techniques and methodologies used by these broker/dealers and determined that they used similar pricing techniques as the external vendor pricing sources discussed above. The broker/dealers have back office pricing desks, separate from the day-to-day traders that buy and sell the securities. This process creates uniformity in pricing when they quote externally to their various customers. The broker/dealer valuations are most often quoted in terms of spreads to various indices, and the spreads are based off of recent transactions adjusted for movements since the last trade or based off of similar securities currently trading in the market. These quotes are not considered binding offers to transact. From time to time, we will obtain more than one broker/dealer quote for a security, and we will also obtain a broker/dealer quote for those securities priced by vendors as further evaluation of market price. We believe these additional steps help to ensure that we are reporting the most representative price and validates our pricing methodology.

To the extent the inputs used by external pricers are determined to not contain sufficient observable market information, we will reclassify the affected security valuations to Level 3. At December 31, 2010 and 2009, securities in our fixed-maturity portfolio listed as Level 3 were comprised substantially of securities that were either: (i) private placement deals, (ii) thinly held and/or traded securities, or (iii) non-investment-grade securities with little liquidity. Based on these factors, it was difficult to independently verify observable market inputs that were used to generate the external valuations we received. At December 31, 2010 and 2009, we had one private common equity security with a value of $10.2 million that was priced internally. Additionally, at December 31, 2010, we had two fixed-maturity securities with an aggregate value of $0.5 million that were priced internally, compared to one fixed-maturity security with a value of $0.3 million at December 31, 2009.

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

App.-A-21

The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2010 and 2009:

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2009	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss	Change in Valuation	Net Transfers In (Out)[1]	Fair value at Dec. 31, 2010
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$46.1	$(20.9)	$55.6	$0	$0	$4.8	$11.1	$96.7
Commercial mortgage-backed	21.6	0	0	0	0	5.4	.5	27.5
Other asset-backed	7.8	(2.6)	0	0	0	(.2)	0	5.0

Total asset-backed securities	75.5	(23.5)	55.6	0	0	10.0	11.6	129.2
Corporate debt securities	28.2	0	0	0	0	1.3	0	29.5
Other debt obligations	1.1	0	0	0	0	(1.1)	0	0
Redeemable preferred stocks:
Industrials	53.1	0	0	0	0	0	(53.1)	0

Total fixed maturities	157.9	(23.5)	55.6	0	0	10.2	(41.5)	158.7

Equity securities:
Nonredeemable preferred stocks:
Industrials	0	0	0	0	0	0	0	0
Common equities:
Other equity-like investments	12.9	(2.1)	0	(.3)	.3	1.0	0	11.8

Total Level 3 securities	$170.8	$(25.6)	$55.6	$(.3)	$.3	$11.2	$(41.5)	$170.5

[1]

The net $(41.5) million of transfers out of Level 3 included: a $12.1 million transfer into Level 3 and subsequently transferred out of Level 3 at $(15.1) million due to sufficient trade volume, a $(53.1) million transfer out of Level 3 due to the availability of vendor pricing on a redeemable preferred stock, and $14.6 million of transfers into Level 3 due to the lack of trade volume.

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2008	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss	Change in Valuation	Net Transfers In (Out)[1]	Fair value at Dec. 31, 2009
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$.3	$(3.9)	$49.4	$0	$0	$.3	$0	$46.1
Commercial mortgage-backed	26.4	(.8)	0	(23.3)	6.3	20.2	(7.2)	21.6
Other asset-backed	11.0	(3.5)	11.0	0	0	.3	(11.0)	7.8

Total asset-backed securities	37.7	(8.2)	60.4	(23.3)	6.3	20.8	(18.2)	75.5
Corporate debt securities	24.2	0	0	0	0	4.0	0	28.2
Other debt obligations	3.0	0	0	(1.1)	(1.8)	1.0	0	1.1
Redeemable preferred stocks:
Industrials	44.7	0	0	0	0	8.4	0	53.1

Total fixed maturities	109.6	(8.2)	60.4	(24.4)	4.5	34.2	(18.2)	157.9

Equity securities:
Nonredeemable preferred stocks:
Industrials	112.3	(15.2)	0	(99.8)	(.6)	3.3	0	0
Common equities:
Other equity-like investments	13.5	(.1)	0	0	0	(.5)	0	12.9

Total Level 3 securities	$235.4	$(23.5)	$60.4	$(124.2)	$3.9	$37.0	$(18.2)	$170.8

[1]

Of the $(18.2) million of transfers out of Level 3, $(11.0) million was due to a privately placed other asset-backed security that was priced internally at acquisition. The security was transferred into the Level 2 category once pricing was provided by a vendor. The remaining $(7.2) million transferred out of Level 3 and placed into the Level 2 category reflects changes in the inputs used to measure fair value during the period.

App.-A-22

4.  DEBT

Debt at December 31 consisted of:

	2010		2009
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
6.375% Senior Notes due 2012 (issued: $350.0, December 2001)	$349.6	$369.3	$349.2	$375.1
7% Notes due 2013 (issued: $150.0, October 1993)	149.6	165.0	149.5	166.9
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	294.8	329.9	294.7	317.9
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	394.2	433.3	394.1	409.4
6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (issued: $1,000.0, June 2007; outstanding: $777.1)	770.0	808.2	989.7	884.9

Total	$1,958.2	$2,105.7	$2,177.2	$2,154.2

All of the outstanding debt was issued by The Progressive Corporation. Debt includes amounts we have borrowed and contributed to the capital of our insurance subsidiaries or used, or have available for use, for other business purposes. Fair values are obtained from external sources. There are no restrictive financial covenants or credit rating triggers on our debt.

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

In June 2010, we commenced an offer to purchase for cash (the “Tender Offer”) up to $350 million in aggregate principal amount of our Debentures. The Tender Offer expired on July 8, 2010. We received valid tenders from holders of the Debentures in the aggregate principal amount of $222.9 million. All of the tendering holders validly tendered by the early tender date of June 23, 2010 and received consideration of $950 per $1,000 principal amount of the Debentures accepted for purchase, which included an early tender payment of $50 per $1,000 principal amount of Debentures accepted. We recognized a net gain on the debt extinguishment of $6.4 million, after deducting expenses and fees associated with the Tender Offer and related Consent Solicitation discussed below.

As a condition of the Tender Offer, we solicited consents (the “Consent Solicitation”) from the holders of our 6.25% Senior Notes to terminate the Replacement Capital Covenant (the “RCC”) relating to the 6.25% Senior Notes. The RCC was originally entered into by Progressive in June 2007 for the benefit of the holders of the 6.25% Senior Notes in connection with the issuance of the Debentures. Under the RCC, we agreed that we would not repay, redeem, defease, or purchase all or any part of the Debentures before June 15, 2047, unless Progressive was to obtain a specified portion of the funds used in the transaction through the sale of its common shares or certain other equity or equity-like securities. The RCC was

App.-A-23

terminated on June 23, 2010, the expiration date of the Consent Solicitation, at which time we had received the consent of holders of a majority of the outstanding aggregate principal amount of the 6.25% Senior Notes. Those holders who validly delivered their consent by the expiration date received a consent fee of $5.00 for each $1,000 principal amount of their 6.25% Senior Notes.

Prior to issuance of the Senior Notes and Debentures, we entered into forecasted debt issuance hedges against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed. At that time, we recognized, as part of accumulated other comprehensive income, unrealized gains (losses), on a pretax basis, of:

(millions)	Original Unrealized Gain (Loss)	Unamortized Balance at December 31, 2010
6.375% Senior Notes	$18.4	$2.6
6 5/8% Senior Notes	(4.2)	(3.7)
6.25% Senior Notes	5.1	4.5
Debentures	34.4	19.2

The gains (losses) on these hedges are deferred and are being recognized as adjustments to interest expense over the life of the related debt issuances for the Senior Notes, and over the 10-year fixed interest rate term for the Debentures. In July 2010, we reclassified $5.8 million (pretax) from accumulated other comprehensive income on the balance sheet to net realized gains (losses) on securities on the income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the Debentures that were extinguished pursuant to the Tender Offer.

On December 31, 2010, we entered into an amendment to the 364-Day Secured Liquidity Credit Facility Agreement (“Credit Facility Agreement”) with PNC Bank, National Association (PNC), successor to National City Bank, which extended the expiration date of our outstanding credit facility agreement until December 31, 2011, unless earlier terminated pursuant to the terms of the agreement. Under this agreement, we may borrow up to $125 million, which may be increased to $150 million at our request but subject to PNC’s discretion. The purpose of the credit facility is to provide liquidity in the event of disruptions in our cash management operations, such as disruptions in the financial markets or related facilities that affect our ability to transfer or receive funds. We may borrow funds, on a revolving basis, either in the form of Eurodollar Loans or Base Rate Loans. Eurodollar Loans will bear interest at one-, two-, three-, or six-month LIBOR (as selected by us) plus 50 basis points for the selected period. Base Rate Loans will bear daily interest at the greater of (a) PNC’s prime rate for such day, (b) the federal funds effective rate for such day plus 1/2% per annum, or (c) one-month LIBOR plus 2% per annum. Any borrowings under this agreement will be secured by a lien on certain marketable securities held in our investment portfolio. Facility fees of $62,500 in 2010 and $12,500 in 2009 were paid as consideration for this revolving agreement. In addition, in January 2009, we deposited $125 million into an FDIC-insured deposit account (as part of the FDIC Temporary Liquidity Guarantee program) at PNC to provide us with additional cash availability in the event of such a disruption to our cash management operations; as of January 1, 2010, this deposit is no longer covered by FDIC insurance, and the deposit has been converted to an interest-bearing account. Our access to these funds is unrestricted. However, if we withdraw funds from this account for any reason other than in connection with a disruption in our cash management operations, the availability of borrowings under the PNC credit facility will be reduced on a dollar-for-dollar basis until such time as we replenish the funds to the deposit account. There are no rating triggers under the credit agreement. We had no borrowings under this arrangement in 2010 or 2009.

Aggregate principal payments on debt outstanding at December 31, 2010, are:

(millions) Year	Payments
2011	$0
2012	350.0
2013	150.0
2014	0
2015	0
Thereafter	1,477.1

Total	$1,977.1

App.-A-24

5.  INCOME TAXES

The components of our income tax provision (benefit) were as follows:

(millions)	2010	2009	2008
Current tax provision	$433.9	$491.0	$255.4
Deferred tax expense (benefit)	63.0	8.4	(407.7)

Total income tax provision (benefit)	$496.9	$499.4	$(152.3)

The provision (benefit) for income taxes in the accompanying consolidated statements of income differed from the statutory rate as follows:

($ in millions)	2010		2009		2008
Income (loss) before income taxes	$1,565.2		$1,556.9		$(222.3)

Tax at statutory rate	$547.8	35%	$544.9	35%	$(77.8)	35%
Tax effect of:
Exempt interest income	(19.4)	(1)	(26.7)	(2)	(38.7)	17
Dividends received deduction	(17.2)	(1)	(17.9)	(1)	(35.0)	16
Tax-deductible dividends	(13.0)	(1)	0	0	0	0
Other items, net	(1.3)	0	(.9)	0	(.8)	0

Total income tax provision (benefit)	$496.9	32%	$499.4	32%	$(152.3)	68%

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2010 and 2009, the components of the net deferred tax asset were as follows:

(millions)	2010	2009
Deferred tax assets:
Unearned premiums reserve	$302.3	$290.5
Investment basis differences	286.3	345.4
Non-deductible accruals	158.9	158.5
Loss and loss adjustment expense reserves	120.4	118.9
Other	5.0	1.4
Deferred tax liabilities:
Net unrealized gains on securities	(413.2)	(231.6)
Hedges on forecasted transactions	(7.9)	(11.6)
Deferred acquisition costs	(146.0)	(140.8)
Property and equipment	(105.4)	(97.9)
Prepaid expenses	(12.6)	(8.8)
Deferred gain on extinguishment of debt	(5.8)	0
Other	(3.8)	(4.0)

Net deferred tax asset	178.2	420.0
Net income taxes recoverable (payable)	10.8	(3.3)

Income taxes	$189.0	$416.7

The decrease in our net deferred tax asset during the year is primarily due to the net unrealized gains that occurred in the investment portfolio and sales of securities for which we had previously recorded other-than-temporary impairments. Although realization of the deferred tax asset is not assured, management believes that it is more likely than not that the deferred tax asset will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.

We have been a participant in the Compliance Assurance Program (CAP) since 2007. Under CAP, the IRS begins its examination process for the tax year before the tax return is filed, by examining significant transactions and events as they occur. The goal of the CAP program is to expedite the exam process and to reduce the level of uncertainty regarding a taxpayer’s tax filing positions.

App.-A-25

For the 2008 and 2009 tax years, the IRS has completed its examination and we have received partial acceptance letters for both years. One issue remains open for both years, relating to partial worthlessness deductions on certain debt instruments; we expect this issue to be resolved in 2011.

All federal income tax years prior to 2007 are closed. The IRS exam for 2007 has been completed and we consider this year to be effectively settled, although technically the statute of limitations remains open until three years from the return filing date.

We recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. We have not recorded any unrecognized tax benefits, or any related interest and penalties, as of December 31, 2010 and 2009. The 2009 tax provision includes an interest benefit (net of tax) of $0.3 million related to the settlement of the 2004-2007 IRS exams.

6.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Activity in the loss and loss adjustment expense reserves is summarized as follows:

(millions)	2010	2009	2008
Balance at January 1	$6,653.0	$6,177.4	$5,942.7
Less reinsurance recoverables on unpaid losses	529.4	244.5	287.5

Net balance at January 1	6,123.6	5,932.9	5,655.2

Incurred related to:
Current year	10,451.7	10,040.9	9,981.8
Prior years	(320.4)	(136.0)	33.2

Total incurred	10,131.3	9,904.9	10,015.0

Paid related to:
Current year	6,841.0	6,542.2	6,700.4
Prior years	3,047.0	3,172.0	3,036.9

Total paid	9,888.0	9,714.2	9,737.3

Net balance at December 31	6,366.9	6,123.6	5,932.9
Plus reinsurance recoverables on unpaid losses	704.1	529.4	244.5

Balance at December 31	$7,071.0	$6,653.0	$6,177.4

As reflected in the table above, we experienced favorable reserve development in both 2010 and 2009, compared to total unfavorable development in 2008. Approximately 70% of the favorable development in 2010 was attributable to accident year 2009, while the balance was mostly due to claims from accident years 2007 and 2006. The favorable development in 2009 was primarily due to favorable development for accident year 2008 and accident years 2006 and prior. For 2008, the unfavorable development was heavily weighted towards claims from the 2006 accident year with favorable development for periods older than that.

In 2010, approximately 70% of the favorable reserve development was attributable to our Personal Lines business, with the balance in our Commercial Auto business. Our Agency and Direct channels contributed almost equal amounts of favorable development in our Personal Lines business. The development partially reflected favorable settlement of larger losses in both personal auto and Commercial Auto. During 2010, the reserves for our defense cost and containment expenses also developed favorably for accident year 2009, primarily reflecting fewer claims being litigated and a greater percentage of those cases being handled by our in-house counsel. Our incurred but not recorded reserves also developed favorably during the year due to lower severity and frequency of late emerging claims.

In 2009, approximately 90% of the favorable reserve development was attributable to our personal auto and Commercial Auto products, with each contributing nearly equal amounts; the balance was in our special lines products. The favorable development we experienced in our total Personal Lines business in 2009 was primarily related to lower than expected defense and cost containment costs, while the favorable development in our Commercial Auto business was primarily due to favorable settlements on larger losses.

The total prior year unfavorable reserve development in 2008 principally arose in our Commercial Auto business, while our Personal Lines business, in aggregate, experienced very little development, despite two states experiencing significant unfavorable development in our personal injury protection claims. The majority of the development in 2008 was driven by an

App.-A-26

increase in the number of late reported Commercial Auto claims, as well as an increase in the estimated severity on those claims, in both the business auto and truck markets.

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

7.  REINSURANCE

The effect of reinsurance on premiums written and earned for the years ended December 31 was as follows:

	2010		2009		2008
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$14,700.0	$14,519.2	$14,196.3	$14,199.4	$13,775.6	$13,810.1
Ceded	(223.2)	(204.4)	(193.4)	(186.6)	(171.3)	(178.7)

Net premiums	$14,476.8	$14,314.8	$14,002.9	$14,012.8	$13,604.3	$13,631.4

Our ceded premiums are attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures/Plans, and premiums ceded to state-provided reinsurance facilities (together referred to as “State Plans”), and premiums ceded related to our non-auto programs.

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to Progressive. Since the majority of our reinsurance is through State Plans, our exposure to losses from their failure is minimal, since the plans are funded by mechanisms supported by the insurance companies in the state. We evaluate the financial condition of our other reinsurers and monitor concentrations of credit risk to minimize our exposure to significant losses from reinsurer insolvencies. The majority of the reinsurance on our non-auto programs relates to our professional liability insurance businesses, which were sold during 2010 and are currently in run-off.

At December 31, 2010, approximately 60% of the “prepaid reinsurance premiums” was comprised of State Plans, compared to about 50% at December 31, 2009. As of both December 31, 2010 and 2009, approximately 90% of the “reinsurance recoverables” was attributable to State Plans. The remainder of the “prepaid reinsurance premiums” and “reinsurance recoverables” was primarily related to non-auto programs.

Losses and loss adjustment expenses were net of reinsurance ceded of $312.7 million in 2010, $417.6 million in 2009, and $109.2 million in 2008. During 2009, we changed our loss reserving process regarding lifetime estimates for claims ceded to a state-provided reinsurance program, which increased both the amount of ceded loss reserves and the corresponding reinsurance recoverables on unpaid losses and, therefore, had no impact on our results of operations.

8.  STATUTORY FINANCIAL INFORMATION

Consolidated statutory policyholders’ surplus was $5,073.0 million and $4,953.6 million at December 31, 2010 and 2009, respectively. Statutory net income was $1,049.1 million, $1,300.8 million, and $368.4 million for the years ended December 31, 2010, 2009, and 2008, respectively.

At December 31, 2010, $454.9 million of consolidated statutory policyholders’ surplus represented net admitted assets of our insurance subsidiaries and affiliate that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

App.-A-27

During 2010, the insurance subsidiaries paid aggregate cash dividends of $1,215.7 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $949.8 million in 2011 without prior approval from regulatory authorities, provided the dividend payments are not made within 12 months of previous dividends paid by the applicable subsidiary.

9.  EMPLOYEE BENEFIT PLANS

Retirement Plans  Progressive has a defined contribution pension plan (“401(k) Plan”) that covers all United States employees who are 18 years of age or older and have been employed with the company for at least 30 days. Under this plan, Progressive matches up to a maximum of 6% of an employee’s eligible compensation contributed to the plan. Employee and company matching contributions are invested, at the direction of the employee, in a number of investment options available under the plan, including various mutual funds and a Progressive common stock fund. As of December 3, 2010, the Progressive common stock fund was converted to an employee stock ownership program within the 401(k) Plan.

Prior to January 1, 2009, Progressive had a two-tiered Retirement Security Program. The first tier was a self-directed defined contribution pension plan (SDRP) covering all employees who met requirements as to age and length of service. Company contributions varied from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service and could be invested by a participant in any of the investments available under the plan.

The second tier was a 401(k) long-term savings plan (LTSP) under which Progressive matched amounts contributed to the plan by an employee, up to a maximum of 3% of the employee’s eligible compensation. Company matching contributions could be invested by a participant in any of the investments available under the plan.

Matching contributions made by the company for the years ended December 31, were:

(millions)	2010	2009	2008
401(k) Plan	$61.3	$60.7	$	NA
SDRP	NA	NA		25.5
LTSP	NA	NA		30.9

Total	$61.3	$60.7		$56.4

NA = Not Applicable

Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements, and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $20.8 million and $23.9 million at December 31, 2010 and 2009, respectively.

Postretirement Benefits  We provide postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. There are approximately 100 people in this group of employees. Our funding policy for these benefits is to contribute annually, to a 501(c)(9) trust, the maximum amount that can be deducted for federal income tax purposes.

Incentive Compensation Plans – Employees  Our incentive compensation includes both non-equity incentive plans (cash) and equity incentive plans. Cash incentive compensation includes a cash bonus program for a limited number of senior executives and our Gainsharing program for other employees; the bases of these programs are similar in nature. Equity incentive compensation plans provide for the granting of restricted stock awards and restricted stock unit awards (collectively, “restricted equity awards”) to key members of management. Prior to 2003, we granted non-qualified stock options (NQSOs) as equity-based incentive compensation (see below). The amounts charged to income for the incentive compensation plans for the years ended December 31, were:

	2010		2009		2008
(millions)	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Cash	$257.3	$167.2	$120.4	$78.3	$140.3	$91.2
Equity	45.9	29.8	40.3	26.2	34.5	22.4

App.-A-28

Our 2003 Incentive Plan, which provides for the granting of equity-based awards to key members of management, has 18.7 million shares currently authorized, net of restricted equity awards cancelled; 2.3 million shares remain available for future awards. In addition, our 2010 Equity Incentive Plan, approved by shareholders in April 2010, has 18.0 million shares authorized and available for future awards. As of December 31, 2010, no awards have been granted from this plan. Our 1995 Incentive Plan has expired; however, NQSOs made under that plan prior to its expiration will remain in effect until they are exercised or expire.

In 2003, we began issuing restricted equity awards in lieu of NQSOs. In March 2010, we began issuing restricted stock units in lieu of restricted stock as the basis for our equity awards. The restricted equity awards were issued as either time-based or performance-based awards. The time-based awards vest in equal installments upon the lapse of specified periods of time, typically three, four, and five years.

The performance-based awards are granted to approximately 40 executives and senior managers, in addition to their time-based awards, to provide additional compensation for achieving pre-established profitability and growth targets. Vesting for all awards is based upon the achievement of predetermined performance goals within specified time periods. The targets for the performance-based awards, as well as the ultimate number of shares or units that may vest, vary by grant. The performance-based awards granted in 2010 may vest from 0% to 200% of the award amount, and have a target value of 100%. Performance awards made in March 2009, may vest from 0% to 100% of the award amount. Performance-based awards made prior to March 2009 would either vest or be forfeited in full (i.e., no partial vesting).

Generally, time-based and performance-based equity awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant. However, the restricted stock awards granted in 2004 that were deferred pursuant to our deferred compensation plan are accounted for as liability awards, since distributions from the deferred compensation plan for these awards will be made in cash; accordingly, we record expense on a pro rata basis based on the current market value of our common shares at the end of each reporting period. Only performance-based awards remain unvested from this grant.

Prior to 2003, we granted NQSOs. These options became exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for up to ten years from the date of the award. All remaining options outstanding vested on or before January 1, 2007 and will expire on December 31, 2011, if not exercised prior to that date. All options granted had an exercise price equal to the market value of the common shares on the date of grant. All option exercises are settled in Progressive common shares from existing treasury shares.

A summary of all employee restricted equity award activity during the years ended December 31, follows:

	2010		2009		2008
Restricted Equity Awards[1]	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	10,614,016	$17.04	8,260,696	$20.39	6,868,850	$22.33
Add (deduct):
Granted[2]	2,841,400	17.50	4,072,152	12.08	3,038,793	15.98
Vested	(1,337,647)	22.72	(1,239,281)	23.14	(1,281,560)	19.98
Forfeited	(435,943)	15.58	(479,551)	16.98	(365,387)	21.61

End of year[3,4]	11,681,826	$16.55	10,614,016	$17.04	8,260,696	$20.39

Available, end of year	20,328,180		4,753,038		8,424,255

[1]	Includes both restricted stock units and restricted stock. Upon vesting, all units will be converted on a one-for-one basis into Progressive common shares.

[2]

In 2010, we began reinvesting dividend equivalents on restricted stock units. For 2010, the number granted includes 134,644 units at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair value of the original grant.

[3]

Includes performance-based awards at their target value. At December 31, 2010, we expect 2,707,572 performance-based awards to vest, based upon our current estimate of the achievement of pre-determined performance goals.

[4]

At December 31, 2010, the total unrecognized compensation cost related to unvested equity awards was $78.8 million. This compensation expense will be recognized into the income statement over the weighted average vesting period of 2.56 years.

App.-A-29

Following is a summary of restricted equity awards, which vested during the year ended December 31, 2010:

	Number of Shares/Units	Aggregate Fair Value (millions)[1]
Deferred	222,740	$5.1
Non-deferred	1,114,907	25.3

Total	1,337,647	$30.4

[1]	Based on the respective grant date stock prices.

During the fourth quarter 2010, we declared a $1.00 per common share, or $663.2 million, extraordinary cash dividend to shareholders of record at the close of business on December 20, 2010. Since the holders of the outstanding stock option awards were not entitled to receive the cash dividend, we were required to increase the number of shares and reduce the exercise price of any of our then outstanding stock option awards in accordance with the antidilution provisions of our incentive plans. This adjustment is reflected in the appropriate tables below for 2010; prior year activity has not been adjusted.

Following is a summary of all employee stock option activity during the years ended December 31:

	2010		2009		2008
Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	5,102,888	$9.31	8,503,273	$7.71	11,738,502	$7.75
Add:
Antidilution adjustment	97,387	NA	NA	NA	NA	NA
Deduct:
Exercised	(3,283,859)	7.87	(3,394,633)	5.31	(3,235,229)	7.86
Forfeited	0	0	(5,752)	5.69	0	0

End of year	1,916,416	$11.31	5,102,888	$9.31	8,503,273	$7.71

Exercisable, end of year	1,916,416	$11.31	5,102,888	$9.31	8,503,273	$7.71

NA = Not Applicable

The total pretax intrinsic value of options exercised during the year ended December 31, 2010, was $40.8 million, based on the actual stock price at time of exercise.

The following employee stock options were outstanding and exercisable as of December 31, 2010:

Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life	Closing Stock Price
1,916,416	$11.31	$16.4 million	1.0 year	$19.87

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the difference between our closing stock price and the exercise price of the options, which is the amount that would have been received by the option holders, before taxes, had all option holders exercised their options as of that date. All of the exercisable options at December 31, 2010, were “in-the-money.”

Incentive Compensation Plans – Directors  Our 2003 Directors Equity Incentive Plan, which provides for the granting of equity-based awards, including restricted stock awards, to non-employee directors of Progressive, has 1.4 million shares currently authorized, net of restricted stock awards cancelled; 0.8 million shares remain available for future restricted stock grants. Our 1998 Directors’ Stock Option Plan has expired; however, stock option awards made under this plan prior to its expiration are still in effect.

In 2003, we began issuing restricted stock awards to non-employee directors as the equity component of their compensation. We plan to continue to grant restricted stock to our non-employee directors and not to change to restricted stock units as we have with our employees. The restricted stock awards are issued as time-based awards. The vesting period (i.e., requisite service period) must be a minimum of six months and one day. During 2010, we granted a restricted

App.-A-30

stock award to a newly appointed director which vested in six months and one day. The time-based awards granted to date have typically included vesting periods of 11 or 12 months from the date of each grant. The restricted stock awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.

Prior to 2003, we granted nonqualified stock options as the equity component of the directors’ compensation. These options became exercisable at various dates not earlier than six months, and remain exercisable for up to ten years from the date of grant. All options granted had an exercise price equal to the market value of the common shares on the date of grant and, under the then applicable accounting guidance, no compensation expense was recorded. All option exercises are settled in Progressive common shares from existing treasury shares.

Restricted stock awards are granted to non-employee directors as their sole compensation for serving as members of the Board of Directors.

A summary of all directors restricted stock activity during the years ended December 31, follows:

	2010		2009		2008
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	118,984	$15.79	105,420	$17.96	68,595	$23.52
Add (deduct):
Granted	112,670	20.75	129,467	15.78	105,420	17.96
Vested	(122,109)	15.82	(105,420)	17.96	(68,595)	23.52
Forfeited	0	0	(10,483)	15.74	0	0

End of year	109,545	$20.86	118,984	$15.79	105,420	$17.96

Available, end of year[1]	757,201		869,871		988,855

[1]	Represents shares available under the 2003 Directors Equity Incentive Plan.

A summary of all stock option activity for both current and former directors during the years ended December 31, follows:

	2010		2009		2008
Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	312,545	$8.46	401,357	$8.60	628,813	$7.97
Add:
Antidilution adjustment[1]	5,787	NA	NA	NA	NA	NA
Deduct:
Exercised	(198,207)	7.07	(88,812)	9.10	(227,456)	6.86

End of year	120,125	$10.34	312,545	$8.46	401,357	$8.60

Exercisable, end of year[2]	120,125	$10.34	312,545	$8.46	401,357	$8.60

NA = Not Applicable

[1]	See discussion above under Incentive Compensation Plans – Employees.

[2]	The 1998 Directors’ Stock Option Plan has expired.

The total pretax intrinsic value of options exercised during the year ended December 31, 2010, was $2.5 million, based on the actual stock price at time of exercise.

The following director stock options were outstanding and exercisable as of December 31, 2010:

Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life	Closing Stock Price
120,125	$10.34	$1.1 million	0.8 years	$19.87

App.-A-31

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the difference between our closing stock price and the exercise price of the options, which is the amount that would have been received by the option holders, before taxes, had all option holders exercised their options as of that date. All of the exercisable options at December 31, 2010, were “in-the-money.”

Deferred Compensation  We maintain The Progressive Corporation Executive Deferred Compensation Plan (“Deferral Plan”) that permits eligible executives to defer receipt of some or all of their annual bonuses and all of their annual equity awards. Deferred cash compensation is deemed invested in one or more investment funds, including common shares of Progressive, offered under the Deferral Plan and elected by the participant. All Deferral Plan distributions attributable to deferred cash compensation will be paid in cash.

For all equity awards granted on or after March 2005, and deferred pursuant to the Deferral Plan, the deferred amounts are deemed invested in common shares and are ineligible for transfer to other investment funds in the Deferral Plan; distributions of these deferred awards will be made in common shares. For all restricted stock awards granted prior to March 2005, the deferred amounts are eligible to be transferred to any of the investment funds in the Deferral Plan; distributions of these deferred awards will be made in cash.

We reserved 3.6 million common shares for issuance under the Deferral Plan. An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan.

The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2010	2009
Progressive common shares[1]	$31.1	$23.1
Other investment funds	67.3	62.6

Total	$98.4	$85.7

[1]	Includes 0.5 million and 0.2 million common shares as of December 31, 2010 and 2009, respectively, to be distributed in common shares.

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

Our Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses in the business auto and truck markets. This segment is distributed through both the independent agency and direct channels.

Our other indemnity businesses manage our run-off businesses, including the run-off of our professional liability insurance for community banks, which was sold in 2010.

Our service businesses provide insurance-related services, including processing CAIP business and serving as an agent for homeowners insurance through our programs with three unaffiliated homeowner insurance companies.

All segment revenues are generated from external customers and we do not have a reliance on any major customer.

We evaluate segment profitability based on pretax underwriting profit (loss) for the Personal Lines and Commercial Auto businesses. In addition, we use pretax underwriting profit (loss) for the other indemnity businesses and pretax profit (loss) for the service businesses. Pretax underwriting profit (loss) is calculated as net premiums earned less each of (i) losses and loss adjustment expenses, (ii) policy acquisition costs, and (iii) other underwriting expenses. Service business profit (loss) is the difference between service business revenues and service business expenses.

App.-A-32

Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We do not allocate assets or income taxes to operating segments. In addition, we do not separately identify depreciation and amortization expense by segment, and such allocation would be impractical. Companywide depreciation expense was $83.1 million in 2010, $87.3 million in 2009, and $99.1 million in 2008. The accounting policies of the operating segments are the same as those described in Note 1 –Reporting and Accounting Policies.

Following are the operating results for the years ended December 31:

	2010		2009		2008
(millions)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)
Personal Lines
Agency	$7,419.7	$601.0	$7,414.8	$579.2	$7,362.0	$360.7
Direct	5,407.2	291.1	4,951.1	357.9	4,485.8	274.8

Total Personal Lines[1]	12,826.9	892.1	12,365.9	937.1	11,847.8	635.5
Commercial Auto	1,474.2	185.0	1,623.3	229.8	1,762.2	94.1
Other indemnity	13.7	6.4	23.6	8.7	21.4	5.3

Total underwriting operations	14,314.8	1,083.5	14,012.8	1,175.6	13,631.4	734.9

Service businesses	25.9	4.5	16.7	(2.7)	16.1	(4.3)
Investments[2]	616.2	604.3	534.1	523.0	(807.4)	(816.2)
Net gain on extinguishment of debt	6.4	6.4	0	0	0	0
Interest expense	NA	(133.5)	NA	(139.0)	NA	(136.7)

Consolidated total	$14,963.3	$1,565.2	$14,563.6	$1,556.9	$12,840.1	$(222.3)

[1]

Personal auto insurance accounted for 90% of the total Personal Lines segment net premiums earned in 2010, 2009, and 2008; insurance for our special lines products (e.g., motorcycles, ATVs, RVs, mobile homes, watercraft, and snowmobiles) accounted for the balance of the Personal Lines net premiums earned.

[2]	Revenues represent recurring investment income and total net realized gains (losses) on securities; pretax profit is net of investment expenses.

NA = Not Applicable

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

	2010		2009		2008
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines
Agency	8.1%	91.9	7.8%	92.2	4.9%	95.1
Direct	5.4	94.6	7.2	92.8	6.1	93.9
Total Personal Lines	7.0	93.0	7.6	92.4	5.4	94.6
Commercial Auto	12.5	87.5	14.2	85.8	5.3	94.7
Other indemnity[1]	NM	NM	NM	NM	NM	NM
Total underwriting operations	7.6	92.4	8.4	91.6	5.4	94.6

[1]	Underwriting margins/combined ratios are not meaningful (NM) for our other indemnity businesses due to the low level of premiums earned by, and the variability of loss costs in, such businesses.

App.-A-33

11.  OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) for the years ended December 31, were as follows:

	2010			2009			2008
(millions)	Pretax	Tax (Provision) Benefit	After Tax	Pretax	Tax (Provision) Benefit	After Tax	Pretax	Tax (Provision) Benefit	After Tax
Unrealized gains (losses) arising during period:
Fixed maturities	$302.9	$(106.0)	$196.9	$519.4	$(181.8)	$337.6	$(407.6)	$142.7	$(264.9)
Equity securities	241.7	(84.6)	157.1	671.7	(235.1)	436.6	(238.6)	83.5	(155.1)
Net non-credit related OTTI losses, adjusted for valuation changes[1]	21.4	(7.5)	13.9	(24.1)	8.4	(15.7)	0	0	0
Reclassification adjustment for (gains) losses realized in net income:
Fixed maturities	46.3	(16.2)	30.1	(8.5)	3.0	(5.5)	9.7	(3.4)	6.3
Equity securities	(93.7)	32.8	(60.9)	(86.7)	30.3	(56.4)	(197.1)	69.0	(128.1)

Change in unrealized gains (losses)[2]	518.6	(181.5)	337.1	1,071.8	(375.2)	696.6	(833.6)	291.8	(541.8)
Net unrealized gains on forecasted transactions[3]	(10.6)	3.7	(6.9)	(5.1)	1.8	(3.3)	(4.4)	1.5	(2.9)
Foreign currency translation adjustment	1.2	(.9)	.3	1.4	0	1.4	0	0	0

Other comprehensive income (loss)	$509.2	$(178.7)	$330.5	$1,068.1	$(373.4)	$694.7	$(838.0)	$293.3	$(544.7)

[1]	For a further breakout of the components of this line, see table below.

[2]

December 31, 2009 excludes the $189.6 million ($291.8 million pretax) cumulative effect of change in accounting principle we recorded in June 2009 in accordance with the new accounting guidance for other-than-temporary impairments we adopted during the second quarter 2009.

[3]

Entered into for the purpose of managing interest rate risk associated with our debt issuances, and managing foreign currency risk associated with our forecasted foreign currency transaction. We expect to reclassify $4.8 million into income during the next 12 months. During the third quarter 2010, we reclassified $5.8 million (pretax) from accumulated other comprehensive income to net realized gains/losses on securities, reflecting the portion of the unrealized gain on the forecasted transaction that was related to the Debentures that were extinguished pursuant to our Tender Offer (see Note 4 – Debt for further discussion).

The components of the net non-credit related OTTI losses, adjusted for valuation changes, for the years ended December 31, were as follows:

	2010			2009			2008
(millions)	Pretax	Tax (Provision) Benefit	After Tax	Pretax	Tax (Provision) Benefit	After Tax	Pretax	Tax (Provision) Benefit	After Tax
Changes in:
Non-credit related OTTI losses[1]	$(9.5)	$3.3	$(6.2)	$(40.1)	$14.0	$(26.1)	$0	$0	$0
Additional credit-related OTTI losses recognized on previously recorded non-credit related losses	4.3	(1.5)	2.8	0	0	0	0	0	0

Net non-credit related OTTI losses[2]	(5.2)	1.8	(3.4)	(40.1)	14.0	(26.1)	0	0	0
Sales/valuation changes on previously recorded non-credit related losses	26.6	(9.3)	17.3	16.0	(5.6)	10.4	0	0	0

Net non-credit related OTTI losses, adjusted for valuation changes	$21.4	$(7.5)	$13.9	$(24.1)	$8.4	$(15.7)	$0	$0	$0

[1]	Amount represents the portion of OTTI losses recognized in other comprehensive income during the year.

[2]

A positive amount for the year reflects credit losses reclassed from other comprehensive income that exceeded the amount of non-credit OTTI losses recognized in other comprehensive income during the year.

App.-A-34

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

Under current accounting guidance, we establish accruals for lawsuits when it is probable that a loss has been incurred and we can reasonably estimate its potential exposure, which may include a range of loss (referred to as a loss that is both “probable and estimable” in the discussion below). Certain of the cases for which we have established accruals under this standard are mentioned in the discussion below. Based on currently available information, we believe that our accruals for these lawsuits are reasonable and that the amounts accrued did not have a material effect on our consolidated financial condition or results of operations. However, if any one or more of these cases results in a judgment against, or settlement by, our insurance subsidiaries for an amount that is significantly greater than the amount so accrued, the resulting liability could have a material effect on our consolidated financial condition, cash flows, and results of operations.

As to lawsuits that do not satisfy both parts of this GAAP standard (i.e., the loss is not both probable and estimable), we have not established an accrual at this time. In the event that any one or more of these cases results in a substantial judgment against, or settlement by, Progressive, the resulting liability could also have a material effect on our consolidated financial condition, cash flows, and results of operations.

The following is a discussion of potentially significant pending cases at December 31, 2010, and certain cases resolved during the three-year period then ended. Unless specifically noted: (i) we do not consider the losses from these cases to be probable and estimable, and we are unable to estimate a range of loss, if any, at this time; and (ii) settlements were not material to our consolidated financial condition, cash flows, or results of operations. The outcomes of the pending cases are uncertain, but in each case we do not believe that the outcome will have a material impact on our consolidated financial condition, cash flows, and results of operations.

Pending cases at December 31, 2010 include:

•	One certified class action lawsuit seeking interest on personal injury protection (PIP) payments that allegedly were late.

•

Two putative class actions alleging that we violate the “make-whole” and “common-fund” doctrines. Specifically, it is alleged that we may obtain reimbursement of medical payments made on behalf of an insured only when the insured has been made whole by the person who caused the insured’s injuries and that we further must deduct from the reimbursement amount a proportionate share of the insured’s legal fees for pursuing the person who caused the insured’s injuries.

•

Four putative class action lawsuits challenging the labor rates our insurance subsidiaries pay to auto body repair shops. One action was brought on behalf of insureds, while the other three were brought on behalf of repair facilities.

•	Two putative class action lawsuits challenging Progressive’s insurance subsidiaries’ practice in Florida of adjusting PIP and first-party medical payments.

•

Two putative class action lawsuits, that challenge our insurance subsidiaries’ use of certain automated database vendors or software to assist in the adjustment of bodily injury claims where the plaintiffs allege that these databases or software systematically undervalue the claims.

•	One putative class action lawsuit challenging our policy form with regard to rejecting uninsured motorist coverage.

•	One bankruptcy court action alleging that premiums collected from an agent that is now bankrupt amounted to fraudulent and or preferential transfers.

App.-A-35

•	Two putative class actions challenging Progressive’s evaluation of physical damage claims regarding diminution of value.

•	One putative class action challenging the criteria for the “good driver” discount.

•	Two putative class actions challenging the manner in which Progressive grants a discount for anti-theft devices.

•	Two putative class actions alleging that Progressive charged insureds for illusory uninsured motorist / underinsured motorist coverage on multiple vehicle policies.

Cases settled during 2010 include:

•	One putative class action lawsuit challenging our notice of cancellation form for nonpayment of premium and subsequent denial of automobile coverage; an accrual has been established.

Cases settled during 2009 include:

•

One certified class action lawsuit that challenged our insurance subsidiaries’ use of certain automated database vendors or software to assist in the adjustment of bodily injury claims; settlement was completed in 2010.

•

Eight class action lawsuits, which were consolidated in one settlement agreement, and six individual lawsuits, which challenged certain aspects of our insurance subsidiaries use of credit information and compliance with notice requirements under the federal Fair Credit Reporting Act; payments were made during 2009 and the administration of this class action settlement was completed in 2010.

•	One certified nationwide class action lawsuit challenging our insurance subsidiaries’ practice of taking betterment on boat repairs; settlement was completed in 2009.

•	One putative class action lawsuit alleging that Progressive’s insurance subsidiaries used non-conforming underinsured motorist rejection forms; settlement was completed in 2009.

•	One certified class action lawsuit alleging that Progressive’s insurance subsidiaries failed to offer certain enhanced PIP benefits; an accrual has been established.

•	Three state class action lawsuits related to over-charging municipal tax to policyholders; an accrual has been established.

Cases settled during 2008 include:

•	One putative class action lawsuit challenging the installment fee program used by our insurance subsidiaries; settlement was completed in 2008.

•	One class action lawsuit challenging our classification of certain job titles under the Fair Labor Standards Act; settlement was completed in 2009.

App.-A-36

13.  COMMITMENTS AND CONTINGENCIES

We have certain noncancelable operating lease commitments with lease terms greater than one year for property and computer equipment. The minimum commitments under these agreements at December 31, 2010, were as follows:

(millions) Year	Commitments
2011	$68.4
2012	55.6
2013	35.7
2014	21.4
2015	9.7
Thereafter	14.5

Total	$205.3

Some of the leases have options to renew at the end of the lease periods. The expense we incurred for the leases disclosed above, as well as other operating leases that may be cancelable or have terms less than one year, was:

(millions) Year	Expense
2010	$96.7
2009	109.0
2008	124.8

We also have certain noncancelable purchase obligations. The minimum commitment under these agreements at December 31, 2010, was $182.8 million.

As of December 31, 2010, we had no open investment funding commitments; we had no uncollateralized lines or letters of credit as of December 31, 2010 or 2009.

App.-A-37

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Progressive Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

March 1, 2011

App.-A-38

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

During the fourth quarter 2010, there were no changes in our internal control over financial reporting identified in the internal control review process that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2010; such report appears herein.

CEO and CFO Certifications

Glenn M. Renwick, President and Chief Executive Officer of The Progressive Corporation, and Brian C. Domeck, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2010 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mr. Renwick and Mr. Domeck have each certified that, to the best of his knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Section 302 and 906 certifications, respectively.

App.-A-39

The Progressive Corporation and Subsidiaries

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion and analysis of the consolidated financial condition and results of operations.

I.   OVERVIEW

The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Group of Insurance Companies, together with our non-insurance subsidiaries, comprise what we refer to as Progressive. Progressive has been in business since 1937 and is estimated to be the country’s fourth largest private passenger auto insurer based on net premiums written during 2010. Our insurance companies offer personal and commercial automobile insurance and other specialty property-casualty insurance and related services throughout the United States; in December 2009, we began selling personal auto insurance in Australia. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through more than 30,000 independent insurance agencies and directly to consumers online and over the phone. Our Commercial Auto segment, which writes through both the independent agency and direct channels, offers insurance for cars and trucks (e.g., pick-up or panel trucks) owned by small businesses and is estimated to be in the top four in its industry. These underwriting operations, combined with our service and investment operations, make up the consolidated group.

The Progressive Corporation receives cash through subsidiary dividends, borrowings, security sales, and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), to repurchase its debt and common shares, and for other business purposes that might arise. In 2010, the holding company received $1.2 billion from its subsidiaries, net of capital contributions. The holding company’s funds are generally held in a non-insurance subsidiary; this subsidiary had $2.2 billion of marketable securities at year-end 2010.

During 2010, our capital position was very strong and, consistent with our long-standing policy, we took several actions to return underleveraged capital to our investors. We returned $1.4 billion to investors during the year through dividends and repurchases of securities. During the summer, we retired $222.9 million of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 at a total cost of $214.3 million, including expenses. During the year, we repurchased 13.3 million of our common shares at a total cost of $258.6 million. In the fourth quarter 2010, we declared an extraordinary cash dividend of $1.00 per common share for a total of $663.2 million. In addition, in December 2010, we declared our annual variable dividend, based on 2010 underwriting results. Using the variable dividend formula, which included a Gainshare factor of 1.50, after-tax underwriting income of $704.3 million, and the 25% target factor established by the Board of Directors, this dividend amounted to $.3987 per share, or $263.8 million; the dividend was paid to shareholders in February 2011.

For 2010, Progressive generated net income of $1.1 billion, or $1.61 per share, driven by strong underwriting profitability and solid investment returns. Our insurance operations generated 3% growth in written premiums, 2% growth in earned premiums, and 7% growth in policies in force, and produced a 7.6% underwriting profit margin. We continued to make progress on several initiatives intended to help spur our personal auto insurance growth, as explained below. Our Commercial Auto business continues to feel the effect of the weakened economy and competitive pressures on its ability to generate both premium and policy growth, but contributed to profitability with a 12.5% underwriting margin.

During 2010, our investment portfolio generated investment income of $520.1 million, plus net realized gains of $96.1 million. We ended 2010 with $8.0 billion of total capital (debt and equity), $0.1 billion more than at the start of the year, despite the actions discussed above. We continue to manage our investing and financing activities in order to maintain sufficient capital to support all the insurance we can profitably underwrite and service, while returning underleveraged capital to shareholders.

A. Operations

In 2010, our insurance subsidiaries generated underwriting profitability of 7.6%, which exceeded our targeted profitability objective of 4%. Both our Personal Lines and Commercial Auto businesses contributed to our strong profitability. In Personal Lines, 40 jurisdictions met or exceeded their target profitability, with only 4 jurisdictions not generating an underwriting profit in 2010. In Commercial Auto, 43 states generated an underwriting profit during the year.

App.-A-40

We realized $320.4 million, or 2.2 combined ratio points, of favorable prior accident year development during the year. About 70% of this development was in our Personal Lines business, split equally between the Agency and Direct businesses; the balance was in our Commercial Auto business. For the year, our overall incurred auto accident frequency increased less than 0.5% and severity decreased about 1.5%, compared to the prior year. The slight increase in overall auto frequency was primarily attributable to an increase in frequency for our bodily injury coverage. The decline in severity during the year was due to declines in bodily injury and property coverages; severity of personal injury protection, which covers injured parties regardless of any fault in certain states, increased about 3% year-over-year.

On a year-over-year basis, net premiums written and earned increased 3% and 2%, respectively. Changes in net premiums written are a function of new business applications (i.e., issued policies), premium per policy, and retention.

During 2010, total new auto applications increased 7% on a year-over-year basis, primarily driven by a 9% increase in our Direct business. The momentum that was building during the second half of 2009 in our Agency auto business continued into 2010 with a 4% increase in new applications. For both our Agency and Direct businesses, demand was stronger on a year-over-year basis earlier in the year, but Agency, more so than Direct, maintained a reasonably consistent pattern throughout 2010.

When evaluating new business application growth on a state-by-state basis, 40 out of 51 jurisdictions increased total auto applications in 2010. In Agency auto, 33 states and the District of Columbia saw new applications increase, while our Direct auto business had year-over-year increases in all but 6 states. Our special lines products (e.g., motorcycles, ATVs, RVs, mobile homes, watercraft, and snowmobiles) generated an increase in new applications of about 10%, while new applications in our Commercial Auto business declined about 1%.

We are continuing with our efforts to spur personal auto insurance growth through several initiatives aimed at providing consumers with distinctive new business options. These initiatives include:

•	Name Your Price®, which is a program that provides Direct auto consumers the opportunity, within certain parameters, to select the price they would like to pay for auto insurance

•	new product models in our auto business, which are designed to improve competitiveness through further price segmentation

•	the expansion of SnapshotSM, our usage-based insurance product, and

•	efforts to further penetrate customer households through cross-selling products.

During 2010, on a year-over-year basis, our average written premium per policy for our Agency auto business remained relatively flat. In our Direct auto business, average written premium per policy was 3% lower than the prior year, thus tempering the Direct written premium growth to 9%. The decrease in the Direct auto business written premium per policy primarily reflects the shifts in the mix of our business (e.g., state mix, drivers with proof of prior insurance, and older age vehicles). Commercial Auto also continued to experience declines in premiums per policy, reflecting shifts in our mix of business (e.g., greater percentage of liability-only policies, changes in geographical mix, and more policies qualifying for discounts). The special lines products average written premiums declined 2% year-over-year.

Companywide policies in force increased 7% on a year-over-year basis since December 31, 2009. This increase reflects about 762,000 additional Personal Lines policies and little change in the number of Commercial Auto policies. The biggest contributor to this growth was our Direct auto business where policies in force grew 13%, or 409,000 policies. Agency auto policies in force increased about 181,000 policies, or 4%, while our special lines products increased about 172,000 policies, or 5%. Despite growth in 2010, Agency auto has not yet gotten back to its all-time high policy level. The effects of the economy continued to hinder our Commercial Auto business growth as policies in force remained relatively flat. We believe that our Commercial Auto business will need to see growth re-emerge in some of its larger states to regain some of the declines we have experienced in this segment. Similar to the efforts in our personal auto products, our Commercial Auto group has been actively redesigning its product offerings to best position us for the future.

App.-A-41

To further grow policies in force, it is critical that we retain our customers for longer periods, which is why increasing retention remains one of our most important priorities. In 2010, we continued to increase customer retention, as measured by policy life expectancy. Total personal auto policy life expectancy increased 5% on a year-over-year basis, with our Agency and Direct auto policy life expectancies increasing 8% and 2%, respectively. Our actions during 2010, including our improved loyalty programs and commitment to rate stability at renewal, contributed to the policy life expectancy lengthening and allowed both Agency and Direct to reach their all-time highs in retention. The policy life expectancy for both our Commercial Auto business and special lines products declined slightly from the prior year. We realize the importance that retention has on our ability to continue to grow profitably and will maintain our focus on providing customers with other insurance-related products and services they may need over time in our ongoing efforts to increase retention.

B. Investments and Capital Management

The fair value of our investment portfolio was $15.5 billion at December 31, 2010. We were comfortable with the composition of our investment portfolio during 2010, and continued to diligently manage our credit exposure and added to our common equity position. We ended the year with our assets allocated 24% to Group I securities (i.e., common equities, redeemable and nonredeemable preferred stocks (preferred stocks), and non-investment-grade and non-rated fixed-maturity securities) and 76% to Group II securities (i.e., all other fixed-maturity securities, including U.S. Treasury Notes, municipal bonds, asset-backed securities, and corporate debt, as well as short-term investments). This portfolio composition is within our asset allocation strategy to maintain 0-25% of our portfolio in Group I, with the balance (75-100%) of our portfolio in Group II securities.

Our investment portfolio produced a fully taxable equivalent (FTE) total return of 7.8% for 2010. We experienced gains in both our common stock and fixed-income portfolios, with FTE returns of 17.0% and 6.9%, respectively. We continue to maintain our fixed-income portfolio strategy of investing in high-quality securities. At December 31, 2010, the fixed-income portfolio had a weighted average credit quality of AA-. Our fixed-income portfolio’s duration at December 31, 2010 was 2.0 years, a measure which reflects the portfolio’s exposure to changes in interest rates. We positioned our portfolio duration at the low end of our duration guidelines with the view that, with interest rates extraordinarily low, the risk of higher rates exceeded the gain potential from a decrease in rates. Our preference is for credit and reinvestment risk over interest rate risk at this time.

At December 31, 2010, our total capital (debt plus equity) was $8.0 billion, up from $7.9 billion held at December 31, 2009. We continue to manage our investing and financing activities in order to maintain sufficient capital to support all of the insurance we can profitably underwrite and service. As discussed above, during the year, we executed several actions to return underleveraged capital to investors, including share repurchases, debt retirement, and the payment of dividends, including an extraordinary dividend.

II. FINANCIAL CONDITION

A. Holding Company

In 2010, The Progressive Corporation, the holding company, received $1.2 billion of dividends, net of capital contributions, from its subsidiaries. For the three-year period ended December 31, 2010, The Progressive Corporation received $2.3 billion of dividends from its subsidiaries, net of capital contributions. Regulatory restrictions on subsidiary dividends are described in Note 8 – Statutory Financial Information.

Progressive’s debt-to-total capital (debt plus equity) ratios at December 31, 2010, 2009, and 2008 were 24.5%, 27.5%, and 34.0%, respectively. During July 2010, we repurchased $222.9 million in aggregate principal amount of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “Debentures”) in connection with a Tender Offer that began in June 2010. The Tender Offer is discussed in further detail in the Liquidity and Capital Resources section below. We did not issue or retire any other debt securities during the last three years.

During 2010, we repurchased 13.3 million of our common shares. The total cost to repurchase these shares was $258.6 million, with an average cost of $19.40 per share. During the three-year period ended December 31, 2010, we repurchased 34.3 million of our common shares at a total cost of $618.6 million (average cost of $18.03 per share).

Progressive maintains a policy of declaring an annual variable dividend, payable shortly after the close of the year. The annual variable dividend is based on a target percentage of after-tax underwriting income multiplied by a companywide performance factor (“Gainshare factor”), subject to the limitations discussed below. The target percentage is determined by

App.-A-42

our Board of Directors on an annual basis and announced to shareholders and the public. The Board determined the target percentage to be 25% for 2010, and 20% for both 2009 and 2008, of annual after-tax underwriting income. For 2011, the Board has determined the target percentage to be 33 1/3% of annual after-tax underwriting income.

The Gainshare factor can range from zero to two and is determined by comparing our operating performance for the year to certain predetermined profitability and growth objectives approved by the Board. This Gainshare factor is also used in the variable cash incentive program currently in place for our employees (referred to as our “Gainsharing program”). Although recalibrated every year, the structure of the Gainsharing program generally remains the same. For 2010, the Gainshare factor was 1.50, compared to .71 in 2009 and .80 in 2008, reflecting strong policies in force growth and underwriting profitability achieved in 2010.

Our annual variable dividend program is subject to certain limitations. If the Gainshare factor is zero or if our after-tax comprehensive income (net income plus the after-tax change in net unrealized gains (losses), among other factors) is less than after-tax underwriting income, no dividend will be paid, as was the case for 2008.

Following is a summary of our shareholder dividend activity since 2007, the year our annual variable dividend began:

(millions, except per share amounts)				Amount
Year	Dividend Type	Declared	Paid	Per Share	Total[1]
2010	Annual	December 2010	February 2011	$.3987	$263.8
2010	Extraordinary	October 2010	December 2010	1.0000	663.2
2009	Annual	December 2009	February 2010	.1613	108.4
2008[2]	Annual	—	—	—	—
2007	Annual	December 2007	January 2008	.1450	98.7
2007	Extraordinary	June 2007	September 2007	2.0000	1,412.2

[1]	Based on shares outstanding as of the record date.

[2]

No annual variable dividend was declared based on 2008 results, reflecting the fact that we had an after-tax comprehensive loss of $614.7 million, despite reporting $477.7 million of after-tax underwriting income for the same period.

B. Liquidity and Capital Resources

Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. As an auto insurer, our claims liabilities are generally short in duration. Generally, at any point in time, approximately 50% of our outstanding reserves are paid within the following twelve months and less than 15% are still outstanding after three years. See Claims Payment Patterns, a supplemental disclosure provided in this Annual Report, for further discussion on the timing of claims payments.

As of December 31, 2010, our consolidated statutory policyholders’ surplus was $5.1 billion, compared to $5.0 billion at December 31, 2009. Our net premiums written-to-surplus ratio was 2.9 to 1 at year-end 2010, compared to 2.8 at year-end 2009 and 3.0 at year-end 2008. We also have access to $2.2 billion in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth as needed. In addition, our risk-based capital ratios, which are a series of dynamic surplus-related formulas that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting), are well in excess of minimum requirements. See Note 8 – Statutory Financial Information for any regulatory restrictions on subsidiary dividends.

For the three years ended December 31, 2010, operations generated positive cash flows of $4.7 billion, and cash flows are expected to remain positive in both the short-term and reasonably foreseeable future. As of December 31, 2010, 76% of our portfolio was invested in U.S. Treasury Notes, municipal bonds, asset-backed securities, corporate debt, and short-term investments (Group II securities). In addition, our fixed-income portfolio duration was 2.0 years, with a weighted average credit quality of AA-. At year end, we held $4.3 billion in short-term investments and U.S. Treasury securities. We believe that we have sufficient readily available marketable securities to cover our claims payments without having a negative effect on our cash flows from operations. See Item 1A, “Risk Factors,” in our Form 10-K filed with the SEC for a discussion of certain matters that may affect our portfolio and capital position.

App.-A-43

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

Progressive seeks to deploy capital in a prudent manner and uses multiple data sources and modeling tools to estimate the frequency, severity, and correlation of identified exposures, including, but not limited to, catastrophic losses, natural disasters, and other significant business interruptions to estimate our potential capital needs.

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

The second layer of capital we call “extreme contingency.” While our regulatory capital is, by definition, a cushion for absorbing financial consequences of adverse events, such as loss reserve development, litigation, weather catastrophes, or investment market corrections, we view that as a base and hold additional capital for even more extreme conditions. The modeling used to quantify capital needs for these conditions is quite extensive, including tens of thousands of simulations, representing our best estimates of such contingencies based on historical experience. This capital is held either at a non-insurance subsidiary of the holding company or in our insurance entities, where it is potentially eligible for a dividend up to the holding company.

The third layer of capital is capital in excess of the sum of the first two layers and provides maximum flexibility to repurchase stock or other securities, consider acquisitions, and pay dividends to shareholders, among other purposes. This capital is largely held at a non-insurance subsidiary of the holding company.

At all times during the last two years, our total capital exceeded the sum of our regulatory capital layer plus our self-constructed extreme contingency load. However, in the first quarter 2009, the amount of capital in our third layer was diminished, principally due to decreased valuations for securities held in our investment portfolio. During this time, our capital management practices allowed us to manage our business without having to sell securities at values that were below our long-term assessment of the value of the investments. At December 31, 2010, we held total capital (debt plus equity) of $8.0 billion at book value, compared to $7.9 billion at book value at December 31, 2009.

The combination of strong operating and investment results increased the amount of capital in our third layer to a level that allowed our Board of Directors to take several actions to return underleveraged capital to our investors. In June 2010, we commenced an offer to purchase for cash (the “Tender Offer”) up to $350 million in aggregate principal amount of our Debentures. The Tender Offer expired in July 2010. We received valid tenders from holders of the Debentures in the aggregate principal amount of $222.9 million. All of the tendering holders validly tendered by the early tender date and received consideration of $950 per $1,000 principal amount of the Debentures accepted for purchase, which included an early tender payment of $50 per $1,000 principal amount of Debentures accepted. The total cost of the debt Tender Offer, including the Consent Solicitation and all associated fees, was $214.3 million, resulting in a net gain of $6.4 million on the debt extinguishment. See Note 4 – Debt for additional information, including details of the Consent Solicitation to holders of our 6.25% Senior Notes due 2032, which allowed us to terminate the Replacement Capital Covenant and proceed with the Tender Offer.

We continued our practice of repurchasing our common shares when we deem it appropriate. During 2010, we repurchased 13.3 million shares at a total cost of $258.6 million.

As part of our capital strategy, in October 2010, the Board declared an extraordinary cash dividend of $1.00 per common share, payable on December 29, 2010 to shareholders of record at the close of business on December 20, 2010. This extraordinary cash dividend was in the aggregate amount of $663.2 million.

App.-A-44

In addition, in December 2010, we declared our annual variable dividend, based on 2010 underwriting results. Using the variable dividend formula, which included a Gainshare factor of 1.50, after-tax underwriting income of $704.3 million, and the 25% target factor established by the Board of Directors, this dividend amounted to $.3987 per share, or $263.8 million; the dividend was paid to shareholders in February 2011.

Short-Term Borrowings

During the last three years, we did not engage in short-term borrowings to fund our operations. As discussed above, our insurance operations create liquidity by collecting and investing insurance premiums in advance of paying claims. Information concerning our insurance operations can be found below under Results of Operations – Underwriting, and details about our investment portfolio can be found below under Results of Operations – Investments.

In order to provide liquidity in the event of disruptions in our cash management operations, such as disruptions in the financial markets or related facilities, that could affect our ability to transfer or receive funds, we currently have a 364-Day Secured Liquidity Credit Facility Agreement with PNC Bank, National Association (PNC). Under this agreement, we may borrow up to $125 million, which may be increased to $150 million at our request but subject to PNC’s discretion. Any borrowings under this agreement would be secured by a lien on certain marketable securities held in our investment portfolio. We had no borrowings under this arrangement in 2010 or 2009. See Note 4 – Debt for further discussion of our credit facility.

C. Commitments and Contingencies

Contractual Obligations

A summary of our noncancelable contractual obligations as of December 31, 2010, follows:

	Payments due by period
(millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt	$1,977.1	$0	$500.0	$0	$1,477.1
Interest payments on debt	1,321.1	129.8	226.0	193.9	771.4
Operating leases	205.3	68.4	91.3	31.1	14.5
Purchase obligations	182.8	90.6	76.1	16.1	0
Loss and loss adjustment expense reserves	7,071.0	3,759.1	2,385.8	585.8	340.3

Total	$10,757.3	$4,047.9	$3,279.2	$826.9	$2,603.3

Purchase obligations represent our noncancelable commitments for goods and services (e.g., software licenses and maintenance on information technology equipment). Unlike many other forms of contractual obligations, loss and loss adjustment expense (LAE) reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates based on our recent payment patterns. To further understand our claims payments, see Claims Payment Patterns, a supplemental disclosure provided in this Annual Report. In addition, we annually publish a comprehensive Report on Loss Reserving Practices, which was most recently filed with the SEC on a Form 8-K on June 30, 2010, that further discusses our claims payment development patterns.

We did not enter into any significant new contractual commitments outside the ordinary course of business during 2010 or 2009.

As discussed in the Liquidity and Capital Resources section above, we believe that we have sufficient borrowing capacity, cash flows, and other capital resources to satisfy these contractual obligations.

Off-Balance-Sheet Arrangements

Our off-balance-sheet leverage includes derivative positions (as disclosed in Note 2 – Investments and the Derivative Instruments section of this Management’s Discussion and Analysis), operating leases, and purchase obligations (disclosed in the table above).

App.-A-45

Other

We currently have no significant construction underway.

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

III.  RESULTS OF OPERATIONS — UNDERWRITING

A. Growth

(millions)	2010	2009	2008
NET PREMIUMS WRITTEN
Personal Lines
Agency	$7,490.2	$7,391.2	$7,322.3
Direct	5,534.2	5,061.9	4,556.5

Total Personal Lines	13,024.4	12,453.1	11,878.8
Commercial Auto	1,449.5	1,533.9	1,704.8
Other indemnity	2.9	15.9	20.7

Total underwriting operations	$14,476.8	$14,002.9	$13,604.3

Growth over prior year	3%	3%	(1)%

NET PREMIUMS EARNED
Personal Lines
Agency	$7,419.7	$7,414.8	$7,362.0
Direct	5,407.2	4,951.1	4,485.8

Total Personal Lines	12,826.9	12,365.9	11,847.8
Commercial Auto	1,474.2	1,623.3	1,762.2
Other indemnity	13.7	23.6	21.4

Total underwriting operations	$14,314.8	$14,012.8	$13,631.4

Growth over prior year	2%	3%	(2)%

Net premiums written represent the premiums generated from policies written during the period less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are earned as revenue over the life of the policy using a daily earnings convention.

Progressive generated an increase in total written and earned premiums during 2010 and 2009, as compared to a decline in 2008. The increase in premiums, which started during the latter part of 2008 and continued throughout 2009 and 2010, reflects the increase in new applications and our efforts to increase retention, as well as continued work on several initiatives aimed at providing consumers with distinctive new insurance options (discussed below). The Commercial Auto business continues to be negatively affected by the economy, with declines in both written and earned premium during the last three years.

App.-A-46

Policies in force, our preferred measure of growth, represents all policies under which coverage was in effect as of the end of the period specified. As of December 31, our policies in force were:

(thousands)	2010	2009	2008
POLICIES IN FORCE
Personal Lines
Agency auto	4,480.1	4,299.2	4,288.6
Direct auto	3,610.4	3,201.1	2,824.0

Total auto	8,090.5	7,500.3	7,112.6
Special lines[1]	3,612.2	3,440.3	3,352.3

Total Personal Lines	11,702.7	10,940.6	10,464.9

Growth over prior year	7%	5%	3%

Commercial Auto	510.4	512.8	539.4

Growth over prior year	0%	(5)%	0%

[1]	Includes insurance for motorcycles, ATVs, RVs, mobile homes, watercraft, snowmobiles, and similar items, as well as a personal umbrella product.

To analyze growth, we review new policies, rate levels, and the retention characteristics of our books of business. During the last three years, we experienced the following growth in new and renewal applications:

	Growth Over Prior Year
	2010	2009	2008
APPLICATIONS
Personal Lines
New	7%	6%	(5)%
Renewal	5%	6%	4%
Commercial Auto
New	(1)%	(9)%	(8)%
Renewal	(4)%	2%	4%

The increase in new applications for our Personal Lines business reflects solid growth in both our Direct and Agency auto businesses. The majority of the growth in 2010 occurred during the first part of the year. We have seen an increase in quoting activity in both our Agency and Direct businesses. Although we are unable to definitively identify what is driving this increase, we believe that our advertising campaign, product enhancements, and brand-building efforts, along with consumers evaluating their choices in response to the current economy, may be contributors. Our Commercial Auto business continued to experience a decline in new business applications, although the rate of decrease in 2010 is much lower than the declines in 2009 and 2008. This business continues to be affected by the economic downturn, particularly in the housing and construction sectors.

We continue to pursue initiatives aimed at providing consumers with distinctive new auto insurance options. During 2010, we completed the countrywide rollout of a program, which was introduced in 2008, called Name Your Price®. Under this program, Direct auto consumers receive coverage recommendations from which they are able to design a quote based on the price they would like to pay for their auto insurance; we then will tell them the level of coverage that price provides. Name Your Price is now available in all 50 states and the District of Columbia, including 11 states added during 2010.

During 2010, we also continued the rollout of new auto product models, which further refine our segmentation and incorporate the best design elements of the Agency and Direct auto products. We introduced these models in 16 states during 2010, bringing the total number of states to 19 at the end of the year. We plan to continue the rollout to about 15-20 additional states during 2011.

In addition, SnapshotSM, our usage-based insurance product, is now available to Direct auto consumers in 27 states, including 8 states added during 2010, and Agency auto customers in 9 of those 27 states. We plan to continue expansion of Snapshot into about 15 additional states in 2011, depending on regulatory approval and business results. We currently have three patents, and additional patent applications pending, with respect to usage-based insurance.

We are also continuing with our efforts to further penetrate customer households through cross-selling products. Progressive Home Advantage®, the program in which we “bundle” our auto product with property insurance provided by one of three unaffiliated insurance carriers, is becoming an integral part of our consumer offerings. The program is currently

App.-A-47

available to Agency customers in 43 states and Direct customers in 48 states and the District of Columbia; this program is not available to customers in Florida and Alaska. In addition, we are focused on selling auto policies to our special lines customers and vice versa. These multi-product customers are an important part of our strategic agenda, since they tend to stay with us longer, have better loss experience, and represent a sizable segment of the market.

In 2010, we increased our focus on the mobile space by upgrading our mobile Web site for policy services and added the ability to quote auto insurance in 13 states. In addition, we elevated apps for iPhones and Androids during the year. We plan to invest in adding more mobile capabilities as consumer demand for these services continues to grow.

During the last three years, we experienced the following change in average written premium per policy:

	Change Over Prior Year
	2010	2009	2008
WRITTEN PREMIUM PER POLICY
Personal Lines — auto	(1)%	(2)%	(2)%
Commercial Auto	(6)%	(7)%	(4)%

In each of the last three years, both our personal auto, which accounts for approximately 90% of our Personal Lines business, and Commercial Auto businesses experienced a decrease in written premium per policy, despite rate increases taken each year. The decrease is primarily the result of shifts in our mix of business. Adjusting rates is a continuous process and we will continue to evaluate future rate needs and react quickly as we recognize changing trends. See below for additional discussion on written premium per policy for our Agency and Direct auto channels and our Commercial Auto business.

Another important element affecting growth is customer retention. One measure of retention is policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage. The following table shows the year-over-year change in policy life expectancy for the last three years:

	Change Over Prior Year
	2010	2009	2008
POLICY LIFE EXPECTANCY
Personal Lines:
Auto	5%	3%	11%
Special lines	(1)%	(3)%	1%
Commercial Auto	(1)%	0%	(2)%

Our improved loyalty programs and our efforts to stabilize rates at renewal contributed to the lengthening policy life expectancies in our personal auto business. Both our special lines and Commercial Auto businesses have not seen significant changes in policy life expectancy over the last several years. Realizing the importance that retention has on our ability to continue to grow profitably, we continue to emphasize competitive pricing, quality service, and other retention initiatives for our current customers.

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

($ in millions)	2010		2009		2008
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
	$	Margin	$	Margin	$	Margin
Personal Lines
Agency	$601.0	8.1%	$579.2	7.8%	$360.7	4.9%
Direct	291.1	5.4	357.9	7.2	274.8	6.1

Total Personal Lines	892.1	7.0	937.1	7.6	635.5	5.4
Commercial Auto	185.0	12.5	229.8	14.2	94.1	5.3
Other indemnity[1]	6.4	NM	8.7	NM	5.3	NM

Total underwriting operations	$1,083.5	7.6%	$1,175.6	8.4%	$734.9	5.4%

[1]	Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.

App.-A-48

During 2010, we increased our advertising expenditures and recognized additional Gainsharing expense; our Gainshare factor was 1.50 in 2010, compared to .71 and .80 in 2009 and 2008, respectively. These higher costs were partially offset by a greater amount of favorable prior accident year development in 2010, as compared to 2009. In 2008, we recognized slight unfavorable prior accident year development. The amount of catastrophe losses we experienced was comparable in 2010 and 2009, while the 2008 combined ratio was higher by about 0.5 points, reflecting losses from hurricanes Ike and Gustav, as well as hail storms and floods in the Midwest and Great Plains.

Further underwriting results for our Personal Lines business, including its channel components, the Commercial Auto business, and other indemnity businesses, as defined in Note 10 – Segment Information, were as follows:

Underwriting Performance[1]	2010	2009	2008
Personal Lines – Agency
Loss & loss adjustment expense ratio	70.6	71.1	73.7
Underwriting expense ratio	21.3	21.1	21.4

Combined ratio	91.9	92.2	95.1

Personal Lines – Direct
Loss & loss adjustment expense ratio	72.6	72.3	73.3
Underwriting expense ratio	22.0	20.5	20.6

Combined ratio	94.6	92.8	93.9

Total Personal Lines
Loss & loss adjustment expense ratio	71.4	71.5	73.5
Underwriting expense ratio	21.6	20.9	21.1

Combined ratio	93.0	92.4	94.6

Commercial Auto
Loss & loss adjustment expense ratio	65.1	64.7	73.2
Underwriting expense ratio	22.4	21.1	21.5

Combined ratio	87.5	85.8	94.7

Total Underwriting Operations[2]
Loss & loss adjustment expense ratio	70.8	70.7	73.5
Underwriting expense ratio	21.6	20.9	21.1

Combined ratio	92.4	91.6	94.6

Accident year-Loss & loss adjustment expense ratio[3]	73.0	71.7	73.3

[1]	Ratios are expressed as a percentage of net premiums earned.

[2]

Combined ratios for the other indemnity businesses are not presented separately due to the low level of premiums earned by, and the variability of loss costs in, such businesses. For the years ended December 31, 2010, 2009, and 2008, these businesses generated an underwriting profit of $6.4 million, $8.7 million, and $5.3 million, respectively.

[3]

The accident year ratio includes only the losses that occurred during the period noted. As a result, accident period results will change over time as our estimates of loss costs improve or deteriorate when payments are made or reserves for that accident period are reviewed.

Losses and Loss Adjustment Expenses (LAE)

(millions)	2010	2009	2008
Change in net loss and LAE reserves	$243.3	$190.7	$277.7
Paid losses and LAE	9,888.0	9,714.2	9,737.3

Total incurred losses and LAE	$10,131.3	$9,904.9	$10,015.0

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

App.-A-49

Our total loss and loss adjustment expense ratio was relatively unchanged in 2010 compared to 2009, while 2008 was nearly 3 points higher. Catastrophe losses contributed 0.8 points in 2010 to our loss and loss adjustment expense ratio, compared to 0.7 points in 2009 and 1.2 points in 2008. The large amount of catastrophe losses in 2008 primarily related to hurricanes Ike and Gustav, and hail storms and floods in the Midwest and Great Plains. We recognized favorable prior accident year development in 2010 and 2009 and slight unfavorable development in 2008. On an accident year basis, our 2009 loss and loss adjustment expense ratio was about 1.5 points lower than both 2010 and 2008, primarily reflecting lower frequency in our Commercial Auto business in 2009, compared to the other two years.

The following discussion on our severity and frequency trends excludes the impact from comprehensive coverage due to the volatility related to certain types of losses, such as catastrophe losses and glass claims.

During 2010, total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in reserves) was down about 1.5% compared to the prior year, but was relatively flat in 2009 and increased about 3% in 2008, over the prior-year periods. In 2010, we experienced a decrease in severity for bodily injury coverage and the property coverages, while personal injury protection (PIP) severity increased about 3%. We also saw a decrease in severity in the property coverages in 2009 and an increase in PIP severity, while bodily injury severity remained relatively flat. The overall increase in severity in 2008 was primarily from increases in both bodily injury and PIP coverages, while the severity for the property coverages in total was relatively flat. It is difficult to estimate future severity, especially for bodily injury and PIP claims, but we continue to monitor changes in the underlying costs, such as medical costs, health care reform, jury verdicts, and regulatory changes, which may affect severity. The severity we experience also will vary with changes in our mix of business by policy limits and coverages.

Our incurred frequency of auto accidents, on a calendar-year basis, remained relatively flat in both 2010 and 2009 and declined in 2008, compared to the prior-year periods. In 2010, we experienced a slight increase in frequency in bodily injury and PIP coverages, while the frequency in the property coverages remained flat. In 2009, decreases in the property coverages frequency were offset by increases in our bodily injury and PIP coverages. In 2008, we saw declines in frequency in the property, bodily injury, and PIP coverages. We cannot predict with any certainty the degree or direction of frequency change that we will experience in the future. We continue to analyze trends to distinguish changes in our experience from external factors, such as changes in the number of vehicles per household, miles driven, gasoline prices, greater vehicle safety, and unemployment rates, versus those resulting from shifts in the mix of our business, to allow us to more accurately reserve for our loss exposure.

The table below presents the actuarial adjustments implemented and the loss reserve development experienced in the years ended December 31:

($ in millions)	2010	2009	2008
Actuarial Adjustments
Reserve decrease/(increase)
Prior accident years	$124.6	$3.9	$(56.1)
Current accident year	71.0	(51.5)	3.6

Calendar year actuarial adjustments	$195.6	$(47.6)	$(52.5)

Prior Accident Years Development
Favorable/(Unfavorable)
Actuarial adjustments	$124.6	$3.9	$(56.1)
All other development	195.8	132.1	22.9

Total development	$320.4	$136.0	$(33.2)

(Increase) decrease to calendar year combined ratio	2.2 pts.	1.0 pts.	(.2) pts.

Total development consists both of actuarial adjustments and “all other development.” The actuarial adjustments represent the net changes made by our actuarial department to both current and prior accident year reserves based on regularly scheduled reviews. Through these reviews, the actuaries have the ability to identify and measure variances in frequency and severity trends and adjust the reserves to reflect the current costs. We report these actuarial adjustments separately for the current and prior accident years to show the impact of these changes on the prior accident years’ development.

App.-A-50

“All other development” represents claims settling for more or less than reserved, emergence of unrecorded claims at rates different than our incurred but not recorded (IBNR) reserves, and changes in reserve estimates on specific claims. Although we believe that the development from both the actuarial adjustments and “all other development” generally results from the same factors, as discussed below, we are unable to quantify the portion of the reserve development that might be applicable to any one or more of those underlying factors.

Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while sustaining minimal variation from the date that the reserves are initially established until losses are fully developed. As reflected in the table above, we experienced favorable reserve development in both 2010 and 2009, compared to unfavorable total development in 2008. Approximately 70% of the favorable development in 2010 was attributable to accident year 2009, while the balance was mostly due to claims from accident years 2007 and 2006. The favorable development in 2009 was primarily due to favorable development for accident year 2008 and accident years 2006 and prior. For 2008, the unfavorable development was heavily weighted towards claims from the 2006 accident year with favorable development for periods older than that.

In 2010, approximately 70% of the favorable reserve development was attributable to our Personal Lines business, with the balance in our Commercial Auto business. Our Agency and Direct channels contributed almost equal amounts of favorable development in our Personal Lines business. The development partially reflected favorable settlement of larger losses in both personal auto and Commercial Auto. During 2010, the reserves for our defense cost and containment expenses also developed favorably for accident year 2009, primarily reflecting fewer claims being litigated and a greater percentage of these cases being handled by our in-house counsel. Our IBNR reserves also developed favorably during the year due to lower severity and frequency of late emerging claims.

In 2009, approximately 90% of the favorable reserve development was attributable to our personal auto and Commercial Auto products, with each contributing nearly equal amounts; the balance was in our special lines products. The favorable development we experienced in our total Personal Lines business in 2009 was primarily related to lower than expected defense and cost containment costs, while the favorable development in our Commercial Auto business was primarily due to favorable settlements on larger losses.

The total prior year unfavorable reserve development in 2008 principally arose in our Commercial Auto business, while our Personal Lines business, in aggregate, experienced very little development overall, despite primarily two states experiencing unfavorable development in our PIP claims. The majority of the development in 2008 was driven by an increase in the number of late reported Commercial Auto claims, as well as an increase in the estimated severity on those claims, in both the business auto and truck markets.

We continue to focus on our loss reserve analysis, attempting to enhance accuracy and to further our understanding of our loss costs. A detailed discussion of our loss reserving practices can be found in our Report on Loss Reserving Practices, which was filed in a Form 8-K on June 30, 2010.

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

Underwriting Expenses

Progressive’s other underwriting expenses and policy acquisition costs as a percentage of premiums earned increased 0.7 points in 2010 and were fairly consistent in 2009 and 2008, over the prior-year periods. On a year-over-year basis, our advertising expenditures increased in each of the last three years. We continued to improve customer retention in our personal auto products and a solid increase in companywide policies in force per full-time equivalent employee, which helped mitigate the higher advertising costs. In 2010, we also had an increase in our Gainsharing expense, reflecting strong underwriting performance for the year. In accordance with GAAP, policy acquisition costs are amortized over the policy period in which the related premiums are earned (See Note 1 – Reporting and Accounting Policies). We do not defer any advertising costs.

App.-A-51

C. Personal Lines

	Growth Over Prior Year
	2010	2009	2008
Net premiums written	5%	5%	0%
Net premiums earned	4%	4%	(1)%
Policies in force	7%	5%	3%

Progressive’s Personal Lines business writes insurance for personal autos and recreational vehicles, and represented 90% of our total net premiums written in 2010, compared to 89% for 2009 and 87% for 2008. We currently write our Personal Lines products in all 50 states, although we only offer our personal auto product (not special lines products) in the District of Columbia. During 2009, we began offering our personal auto product on an Internet-only basis in Australia and expanded our offerings in Massachusetts to include motorcycle and RV insurance. In mid-2008, we began offering our personal auto product and boat insurance to Direct Internet customers in Massachusetts.

Personal auto represented about 90% of our total Personal Lines net premiums written in each of the past three years. These auto policies are primarily written for 6-month terms. The remaining Personal Lines business is comprised of special lines products (e.g., motorcycles, watercraft, and RVs), which are written for 12-month terms. Personal auto policies in force increased 8% for 2010, 5% for 2009, and 2% for 2008; policies in force for the special lines products increased 5% in 2010, 3% in 2009, and 7% in 2008. Net premiums written for personal auto increased 5% in both 2010 and 2009 and declined 1% in 2008; special lines net premiums written grew 1% in 2010 and 4% in both 2009 and 2008.

Our total Personal Lines business generated strong underwriting results in 2010, which were widely distributed by product and state. In 2010, 47 states were profitable, including 9 of our 10 largest states. The special lines products had a favorable effect on the total Personal Lines combined ratio of approximately 1.5 points in 2010, 1.0 points in 2009, and 0.5 points in 2008, which reflects the higher catastrophe losses affecting these products in 2008.

Even though our Agency and Direct businesses are managed under one Personal Lines organization, we will continue to report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by channel.

The Agency Business

	Growth Over Prior Year
	2010	2009	2008
Net premiums written	1%	1%	(3)%
Net premiums earned	0%	1%	(4)%
Auto: policies in force	4%	0%	(2)%
new applications	4%	3%	(13)%
renewal applications	1%	0%	0%
written premium per policy	0%	0%	(2)%
policy life expectancy	8%	2%	11%

The Agency business includes business written by more than 30,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. In 2010, our Agency auto business had attractive growth in new applications and policies in force, building on momentum gained in the second half of 2009. During 2010, year-over-year Agency auto new applications grew in 33 states and the District of Columbia, compared to 29 states in 2009 and 17 states in 2008. Over the last three years, written premium per policy on total Agency auto business has remained relatively steady. Retention in our Agency auto business (measured by policy life expectancy) has improved in each of the last three years, reflecting our improved loyalty programs and our efforts to stabilize rates at renewal.

In each of the last three years, we saw an increase in the number of quotes, compared to the prior year, reflecting increased use of third-party comparative rating systems in agents’ offices and our improved presentation on these systems. Year-over-year, the rate of conversion (i.e., converting a quote to a sale) was relatively flat in 2010 and decreased in both 2009 and 2008.

The underwriting expense ratio in our Agency business has remained relatively consistent over the last three years. Improved customer retention and cost saving efforts helped keep expenses in line.

App.-A-52

The Direct Business

	Growth Over Prior Year
	2010	2009	2008
Net premiums written	9%	11%	4%
Net premiums earned	9%	10%	3%
Auto: policies in force	13%	13%	9%
new applications	9%	20%	2%
renewal applications	13%	13%	9%
written premium per policy	(3)%	(4)%	(4)%
policy life expectancy	2%	3%	11%

The Direct business includes business written directly by Progressive online and over the phone. Compared to the prior year, the Direct business experienced an increase in new auto applications in 44 states and the District of Columbia in 2010, 48 states and the District of Columbia in 2009, and 27 states in 2008. Out of our top 10 Direct auto states, 8 states experienced an increase in new auto applications in 2010, compared to 9 states in 2009; in 2008, primarily our mid-sized states experienced an increase in Direct new auto applications. Internet sales continue to be the most significant source of new business that is initiated in the Direct channel.

Written premium per policy for total Direct auto was down in each of the last three years. The decreases in each year primarily reflect shifts in our mix of business (e.g., state mix, drivers with proof of prior insurance, and older age vehicles). In addition, policy life expectancy in our Direct auto business has lengthened in each of the last three years, as we continue to work on creating an enhanced customer experience.

On a year-over-year basis, the total number of quotes in the Direct business increased in each of the last three years, reflecting an increase in Internet quotes due to more effective advertising, an increase in online consumer shopping, and our entry into Massachusetts in 2008. The Internet, which is already the largest portion of our Direct business, continues to be the fastest growing. Phone quotes also increased in each of the last three years, but to a lesser extent than quotes generated via the Internet. Year-over-year, we experienced a solid increase in the total Direct business conversion rate in both 2010 and 2009, led by increases in the conversion rate for Internet-initiated business. In 2008, the conversion rate was down compared to the prior year.

We increased our total advertising expenditures on a year-over-year basis in each of the last three years. We continue to work toward achieving our key objective of having our efforts in marketing and other brand-building activities match our competency in other technical skills, such as pricing and claims handling. We are continuing with our advertising campaign launched in 2008, which provides a consistent identity and serves as a foundation for delivery of our many messages. Efficiency, as measured by policies in force per full-time equivalent employee, had increased for each of the last three years, which helped mitigate the higher advertising spend.

D. Commercial Auto

	Growth Over Prior Year
	2010	2009	2008
Net premiums written	(6)%	(10)%	(7)%
Net premiums earned	(9)%	(8)%	(5)%
Policies in force	0%	(5)%	0%
New applications	(1)%	(9)%	(8)%
Renewal applications	(4)%	2%	4%
Written premium per policy	(6)%	(7)%	(4)%
Policy life expectancy	(1)%	0%	(2)%

Progressive’s Commercial Auto business writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses, with the majority of our customers insuring three or fewer vehicles. Our Commercial Auto business represented 10% of our total net premiums written in 2010, compared to 11% in 2009 and 13% in 2008. This business is primarily distributed through independent agents and operates in the business auto and truck markets. The business auto market, which accounts for slightly more than half of our total Commercial Auto premiums and approximately 60% of the vehicles we insure in this business, includes autos, vans, and pick-up trucks used by small businesses, such as

App.-A-53

contractors, landscapers, and plumbers. The remainder is in the truck commercial auto market, which includes dump trucks, logging trucks, tow trucks, local cartage, and other short-haul commercial vehicles. Both of these markets have been significantly affected by the downturn in the economy, as well as increased competition in the commercial auto business.

We currently write our Commercial Auto business in 49 states; we do not write Commercial Auto in Hawaii or the District of Columbia. The majority of our policies in this business are written for 12-month terms.

The economic downturn during the last three years has had a significant effect on our Commercial Auto business growth. Although our Commercial Auto business experienced a decrease in new applications in each of the last three years, we saw meaningful signs of growth emerge in 2010. Policies in force remained relatively unchanged since the end of 2009. Although we have been increasing rates in our Commercial Auto business, written premium per policy has been decreasing due to shifts in our mix of business (e.g., greater percentage of liability-only policies, changes in geographical mix, and more policies qualifying for discounts). The change in policy life expectancy for our Commercial Auto business was slightly negative or flat over the last three years.

Commercial Auto’s expense ratio increased 1.3 points in 2010. The increase is due to increased information technology costs and an increase in Gainsharing expense.

Although Commercial Auto differs from Personal Lines auto in its customer base and products written, both businesses require the same fundamental skills, including disciplined underwriting and pricing, as well as excellent claims service. Since the Commercial Auto policies have higher limits than Personal Lines auto, we analyze the large loss trends and reserving in more detail to allow us to react quickly to changes in this exposure.

E. Other Indemnity

Our other indemnity businesses, which represented less than 1% of our net premiums written in each of the last three years, consist of managing our run-off businesses, which includes the run-off of our professional liability businesses, principally directors and officers liability insurance for community banks.

The other businesses generated an underwriting profit of $6.4 million, $8.7 million, and $5.3 million in 2010, 2009, and 2008, respectively. The 2010 profit primarily reflects the sale of our professional liability businesses to an affiliate of the American Bankers Association during the first quarter. Pursuant to our agreement with the purchaser of these businesses, we will continue to write policies for an agreed upon period after the closing of the sale. From August 1, 2009 through June 30, 2010, the substantial majority of the business written for these policies was 100% reinsured. Beginning in July 2010, all new and renewal business is 100% reinsured. Prior to August 1, 2009, we reinsured the majority of the risk on these coverages with a small mutual reinsurer controlled by its bank customers and various other reinsurance entities.

F. Service Businesses

Our service businesses provide insurance-related services and represented less than 1% of our total revenues for each of the last three years and do not have a material effect on our overall operations.

Our service business provides policy issuance and claims adjusting services for the Commercial Auto Insurance Procedures/Plans (CAIP), which are state-supervised plans serving the involuntary market in 43 states. We are the sole nationwide servicing carrier for CAIP. As a service provider, we collect fee revenue that is earned on a pro rata basis over the terms of the related policies. In 2010, we reached an agreement with AIPSO (the national organization responsible for administering the involuntary insurance market) under which we will receive a supplemental fee, when necessary, to satisfy a minimum servicing fee requirement. We cede 100% of the premiums and losses to the plans. Reimbursements to us from the CAIP plans are required by state laws and regulations. Material violations of contractual service standards can result in ceding restrictions for the affected business. We have maintained, and plan to continue to maintain, compliance with these standards. Any changes in our participation as a CAIP service provider would not materially affect our financial condition, results of operations, or cash flows.

App.-A-54

Our service businesses also include our alliance with three unaffiliated homeowner insurance companies, of which one company services our Agency customers, one services our Direct customers, and the third is available to both businesses. Through Progressive Home Advantage®, we offer, either directly or through our network of independent agents, new and existing Progressive Agency and Direct customers home, condo, and renters insurance underwritten by these homeowner’s insurance companies. For the policies written in our Direct business, we receive commissions, which are used to mitigate the expenses associated with maintaining this program. This program is available to our Personal Lines customers in 48 states and the District of Columbia; it is not currently available in Alaska or Florida.

Our service businesses generated an operating profit in 2010, reflecting the recognition of the minimum servicing fee for CAIP discussed above, compared to operating losses in 2009 and 2008, reflecting the continuing downturn in the involuntary commercial auto market.

G. Litigation

The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies in the ordinary course of our business. All legal actions relating to such insurance claims are considered by us in establishing our loss and loss adjustment expense reserves.

In addition, various Progressive entities are named as defendants in a number of class action or individual lawsuits arising out of the operations of the insurance subsidiaries. These cases include those alleging damages as a result of our practices in evaluating or paying medical or injury claims or benefits, including, but not limited to, personal injury protection, medical payments, uninsured motorist/underinsured motorist (UM/UIM), and bodily injury benefits; rating practices at policy renewal; the utilization, content, or appearance of UM/UIM rejection forms; labor rates paid to auto body repair shops; and cases challenging other aspects of our claims or marketing practices or other business operations. Other insurance companies face many of these same issues. During the last three years, we have settled several class action lawsuits. These settlements did not have a material effect on our financial condition, cash flows, or results of operations. See Note 12 – Litigation for a more detailed discussion.

H. Income Taxes

As reported in the balance sheets, income taxes are comprised of net current income taxes payable/recoverable and net deferred tax assets and liabilities. A deferred tax asset/liability is a tax benefit/expense that is expected to be realized in a future tax return. At both December 31, 2010 and 2009, our income taxes were in a net asset position.

Our net deferred tax asset was $178.2 million at December 31, 2010, compared to $420.0 million at December 31, 2009. The decrease in our deferred tax asset since December 31, 2009 was primarily due to the increase in net unrealized gains in our investment portfolio since that date and sales of securities for which we had previously recorded other-than-temporary impairments. At both December 31, 2010 and 2009, we determined that we did not need a valuation allowance on our deferred tax asset. Although realization of the deferred tax asset is not assured, management believes it is more likely than not that the gross deferred tax asset will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.

There were no material changes in our uncertain tax positions during 2010.

See Note 5 – Income Taxes for further information.

App.-A-55

IV.  RESULTS OF OPERATIONS — INVESTMENTS

A. Portfolio Allocation

At year-end 2010, the fair value of our investment portfolio was $15.5 billion, 6% greater than at year-end 2009, reflecting increases in the value of our fixed-maturity and common equity holdings, partially offset by cash used for our shareholder dividends and to repurchase our shares and a portion of our outstanding 6.70% Debentures. Our investment income (interest and dividends) increased 3% in 2010, as compared to 2009, reflecting an increase in average assets, partially offset by lower yields in the portfolio. Our investment income decreased 20% in 2009, as compared to 2008, reflecting lower yields earned due to an extremely low interest rate environment and our decision to shorten our portfolio duration and to invest in U.S. Treasury Notes and short-term investments to reduce the potential for additional portfolio valuation declines.

In 2010, we recognized $96.1 million in net realized gains, primarily the result of security sales offset by changes in valuation of our derivative positions and write-downs of securities determined to have had other-than-temporary declines in fair value. In 2009, we recognized $27.1 million in net realized gains, primarily the result of security sales, partially offset by write-downs of securities determined to have had other-than-temporary declines in fair value. In 2008, we recognized $1,445.1 million in net realized losses, primarily the result of write-downs of securities determined to have had other-than-temporary declines in fair value. The composition of the investment portfolio at December 31 was:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Portfolio	Duration (years)	Rating[2]
2010
Fixed maturities	$11,630.8	$304.1	$(87.1)	$2.2	$11,850.0	76.3%	2.3	AA
Nonredeemable preferred stocks	601.3	560.2	0	(3.9)	1,157.6	7.5	1.2	BBB-
Short-term investments - other	1,090.8	0	0	0	1,090.8	7.0	<1	AAA-

Total fixed-income securities	13,322.9	864.3	(87.1)	(1.7)	14,098.4	90.8	2.0	AA-
Common equities	1,021.7	406.5	(3.2)	0 0	1,425.0	9.2	na	na

Total portfolio[3,4]	$14,344.6	$1,270.8	$(90.3)	$(1.7)	$15,523.4	100.0%	2.0	AA-

2009
Fixed maturities	$11,717.0	$173.0	$(326.6)	$0	$11,563.4	78.6%	2.6	AA+
Nonredeemable preferred stocks	665.4	597.6	0	(7.2)	1,255.8	8.5	1.5	BBB
Short-term investments - other	1,078.0	0	0	0	1,078.0	7.3	<1	AAA-

Total fixed-income securities	13,460.4	770.6	(326.6)	(7.2)	13,897.2	94.4	2.3	AA
Common equities	598.4	220.1	(2.3)	0	816.2	5.6	na	na

Total portfolio[3,4]	$14,058.8	$990.7	$(328.9)	$(7.2)	$14,713.4	100.0%	2.3	AA

na = not applicable

[1]	Represents net holding period gains (losses) on certain hybrid securities.

[2]

Represents ratings at December 31, 2010 and 2009. Credit quality ratings are assigned by nationally recognized securities rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between AAA and AA+, we assign an internal rating of AAA-.

[3]	At December 31, 2010, we had $46.3 million of net unsettled security transactions offset in other assets, compared to $7.7 million offset in other liabilities at December 31, 2009.

[4]

The total fair value of the portfolio includes $2.2 billion at December 31, 2010 and 2009, respectively, of securities in the portfolio of a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

App.-A-56

Progressive’s asset allocation strategy is to maintain 0-25% of our portfolio in Group I securities (i.e., common equities, redeemable and nonredeemable preferred stocks (preferred stocks), and non-investment-grade and non-rated fixed-maturity securities), with the balance (75-100%) of our portfolio in Group II securities (i.e., all other fixed-maturity securities, including U.S. Treasury Notes, municipal bonds, asset-backed securities, and corporate debt, as well as short-term investments). This strategy is based on our need to maintain capital adequate to support our insurance operations, recognizing that our outstanding claims obligations are typically short in duration. Investments in our portfolio have varying degrees of risk. We evaluate the risk/reward trade-offs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity, and the potential return of the investment portfolio. We also monitor the value at risk of the portfolio (see the Quantitative Market Risk Disclosures, a supplemental schedule provided in this Annual Report, for further information). The composition of our Group I and Group II securities at December 31 was:

($ in millions)	Fair Value	% of Total Portfolio
2010
Group I securities:
Non-investment-grade fixed maturities[1]	$631.9	4.1%
Redeemable preferred stocks	502.5	3.2
Non-redeemable preferred stocks	1,157.6	7.5
Common equities	1,425.0	9.2

Total Group I securities	3,717.0	24.0
Group II securities:
Other fixed maturities	10,715.6	69.0
Short-term investments - other	1,090.8	7.0

Total Group II securities	11,806.4	76.0

Total portfolio	$15,523.4	100.0%

2009
Group I securities:
Non-investment-grade fixed maturities[1]	$328.5	2.2%
Redeemable preferred stocks	606.7	4.1
Non-redeemable preferred stocks	1,255.8	8.6
Common equities	816.2	5.6

Total Group I securities	3,007.2	20.5
Group II securities:
Other fixed maturities	10,628.2	72.2
Short-term investments - other	1,078.0	7.3

Total Group II securities	11,706.2	79.5

Total portfolio	$14,713.4	100.0%

[1]	Excludes non-investment-grade redeemable preferred stocks of $233.3 million in 2010 and $260.5 million in 2009.

Unrealized Gains and Losses

As of December 31, 2010, our portfolio had pretax net unrealized gains, recorded as part of accumulated other comprehensive income, of $1,180.5 million, compared to net unrealized gains of $661.8 million at December 31, 2009. During the year, our fixed-income portfolio generated net unrealized gains of $333.2 million as a result of price recovery in all security classes of the portfolio, except our state and local government obligations. The net unrealized gains in the common stock portfolio increased $185.5 million during 2010, reflecting positive returns in the equity market. See Note 2 – Investments for a further break-out of our gross unrealized gains and losses.

App.-A-57

Fixed-Income Securities

The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. The fixed-maturity securities and short-term investments, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2010		2009
Investment-grade fixed maturities:[1]
Short/intermediate term	$12,037.2	93.0%	$12,034.6	95.2%
Long term	38.4	.3	17.8	.1
Non-investment-grade fixed maturities[2]	865.2	6.7	589.0	4.7

Total	$12,940.8	100.0%	$12,641.4	100.0%

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

Approximately 65% of the increase in dollar amount of our non-investment-grade fixed maturities as compared to December 31, 2009 resulted from security purchases in our non-financial corporate debt portfolio. The remaining 35% increase resulted from credit downgrades, primarily in our residential asset-backed portfolio. The new acquisitions in our non-financial corporate debt portfolio have a duration of 3.5 years. We believe these securities offer a solid return potential with an attractive risk/return profile.

A primary exposure for the fixed-income portfolio is interest rate risk, which is managed by maintaining the portfolio’s duration between 1.5 and 5 years. Interest rate risk includes the change in value resulting from movements in the underlying market rates of debt securities held. The fixed-income portfolio had a duration of 2.0 years at December 31, 2010, compared to 2.3 years at December 31, 2009. The reduction in duration from the prior year reflects our decision to reduce the overall portfolio valuation risk exposure to a rise in interest rates from their current low levels. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) are monitored on a regular basis.

As of December 31, the duration distribution of our fixed-income portfolio, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, was:

Duration Distribution	2010	2009
1 year	34.6%	18.1%
2 years	15.5	21.8
3 years	23.4	20.7
5 years	22.6	27.5
10 years	3.9	11.9

Total fixed-income portfolio	100.0%	100.0%

Another primary exposure related to the fixed-income portfolio is credit risk. This risk is managed by maintaining a minimum average portfolio credit quality rating of A+, as defined by nationally recognized rating agencies. Beginning late in the second quarter 2009, and continuing through 2010, as our capital position and the economic outlook improved, we added investment-grade, short- to intermediate-term securities primarily in the non-financial corporate, asset-backed, and municipal sectors. We also added non-investment-grade, non-financial corporate securities during 2010.

The credit quality distribution of the fixed-income portfolio at December 31 was:

Rating	2010	2009
AAA	54.8%	60.1%
AA	11.6	11.6
A	6.8	12.1
BBB	18.2	9.9
Non-rated/other	8.6	6.3

Total fixed-income portfolio	100.0%	100.0%

App.-A-58

Approximately 78% of the increase in the BBB category since December 31, 2009 was due to security purchases in our corporate debt portfolio (as discussed above), with the balance from credit downgrades and valuation increases in our preferred stock portfolio. The non-rated/other category increase from December 31, 2009 was due to (i) purchases of non-financial corporate debt securities, (ii) credit downgrades in our asset-backed portfolio, and (iii) valuation increases in our asset-backed and preferred stock portfolios.

Our portfolio is also exposed to concentration risk. Our investment constraints, which were revised in 2009, limit investment in a single issuer, other than U.S. Treasury Notes or a state’s general obligation bonds, to 2.5% of shareholders’ equity, while the single issuer limitation on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders’ equity. Additionally, the guideline applicable to any state’s general obligation bonds was reduced to 6% of shareholders’ equity. As of December 31, 2010, the investment portfolio exceeded the 1.25% limitation on a few preferred stocks and/or non-investment-grade positions, the acquisition of which predated the revised guidelines. Prior to the new guidelines being adopted, all sectors of the portfolio were within the then applicable investment constraints. These positions within the portfolio will continue to be outside the 1.25% limitation for a period of time as management works to bring the portfolio within this guideline, the timing of which will be influenced by many factors, including market price and liquidity levels. Our credit risk guidelines limit single issuer exposure; however, we also consider sector concentration a risk and we frequently evaluate the portfolio’s sector allocation with regard to internal requirements and external market factors. Additionally, we consider concentration risk in the context of asset classes, including but not limited to common equities, residential and commercial mortgage securities, municipal bonds, and high-yield bonds.

We also monitor prepayment and extension risk, especially in our structured product and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that a security we hold has a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. The different types of structured debt and preferred securities that we hold help minimize this risk. During 2010, we did not experience significant prepayment or extension of principal relative to our cash flow expectations in the portfolio.

The pricing on the majority of our preferred stocks continues to reflect expectations that many issuers will not call such securities on the first call date, and hence reflects an assumption that the securities will remain outstanding for a period of time beyond such initial call date (extension risk).

We also face the risk that our preferred stock dividend payments could be deferred for one or more periods. As of December 31, 2010, all of our preferred securities continued to pay full and timely dividends.

Liquidity risk is another risk factor we monitor. Our overall portfolio remains very liquid and sufficient to meet expected liquidity requirements. As of December 31, 2010, we held $4.3 billion of U.S. Treasury and short-term securities, compared to $5.9 billion at December 31, 2009. The short-to-intermediate duration of our portfolio provides an additional source of liquidity, as we expect approximately $1.5 billion, or 15%, of our fixed-income portfolio, excluding U.S. Treasury and short-term securities, to repay principal during 2011. Cash from interest and dividend payments provide an additional source of recurring liquidity.

Included in the fixed-income portfolio are U.S. government obligations, which include U.S. Treasury Notes and interest rate swaps. Although the interest rate swaps are not obligations of the U.S. government, they are recorded in this portfolio as the change in fair value is correlated to movements in the U.S. Treasury market. The duration of these securities was comprised of the following at December 31, 2010:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes
Less than two years	$1,094.2	1.2
Two to five years	1,241.1	3.2
Five to nine years	907.3	6.3

Total U.S. Treasury Notes	3,242.6	3.4

Interest Rate Swaps
Five to nine years ($713 notional value)	0	(7.0)

Total interest rate swaps ($713 notional value)	0	(7.0)

Total U.S. government obligations	$3,242.6	1.9

App.-A-59

The interest rate swap shows a fair value of zero as it is in an overall liability position, and the fair value is reported in the “other liabilities” section of the Consolidated Balance Sheets. The negative duration of the interest rate swap is due to the position being short interest-rate exposure (i.e., receiving a variable-rate coupon). In determining duration, we add the interest rate sensitivity of our interest rate swap positions to that of our Treasury holdings, but do not add the notional value of the swaps to our Treasury holdings in order to calculate an unlevered duration for the portfolio.

ASSET-BACKED SECURITIES

Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gains (Losses)	% of Asset- Backed Securities	Duration (years)	Rating (at period end)
2010
Prime collateralized mortgage obligations	$344.7	$(3.1)	9.9%	1.7	A
Alt-A collateralized mortgage obligations	44.7	2.2	1.3	2.5	A-

Subtotal collateralized mortgage obligations	389.4	(.9)	11.2	1.8	A

Commercial mortgage-backed obligations	1,440.3	46.0	41.5	2.1	AA+
Commercial mortgage-backed obligations: interest only	391.8	14.0	11.3	1.2	AAA-

Subtotal commercial mortgage-backed obligations	1,832.1	60.0	52.8	1.9	AA+

Other asset-backed securities:
Automobile	636.9	7.9	18.4	1.3	AAA
Credit card	185.7	2.4	5.4	1.6	AAA-
Home equity (sub-prime bonds)	174.2	(2.6)	5.0	.3	A-
Other[1]	251.4	(.1)	7.2	.9	AAA-

Subtotal other asset-backed securities	1,248.2	7.6	36.0	1.1	AA+

Total asset-backed securities	$3,469.7	$66.7	100.0%	1.6	AA+

2009
Prime collateralized mortgage obligations	$323.3	$(20.8)	11.4%	.6	A
Alt-A collateralized mortgage obligations	28.7	(2.9)	1.0	.5	BBB

Subtotal collateralized mortgage obligations	352.0	(23.7)	12.4	.6	A

Commercial mortgage-backed obligations	1,130.5	13.2	39.9	1.8	AA
Commercial mortgage-backed obligations: interest only	459.6	4.9	16.2	1.4	AAA-

Subtotal commercial mortgage-backed obligations	1,590.1	18.1	56.1	1.7	AA+

Other asset-backed securities:
Automobile	549.9	5.7	19.4	1.5	AAA-
Credit card	81.8	(.1)	2.9	1.3	AA
Home equity (sub-prime bonds)	164.4	(51.9)	5.8	.1	A-
Other[1]	94.5	(1.3)	3.4	1.1	AA+

Subtotal other asset-backed securities	890.6	(47.6)	31.5	1.2	AA+

Total asset-backed securities	$2,832.7	$(53.2)	100.0%	1.4	AA

[1]	Includes equipment leases, manufactured housing, and other types of structured debt.

At December 31, 2010, our asset-backed securities had a net unrealized gain of $66.7 million, compared to a net unrealized loss of $53.2 million at December 31, 2009. Substantially all of the asset-backed securities have widely available market quotes. As of December 31, 2010, approximately 6% of our asset-backed securities were exposed to non-prime mortgage loans (home equity and Alt-A). Consistent with our plan to add high-quality, short-maturity fixed-income securities, we continue to purchase investment-grade structured securities, with most having an average life of one to three years. The underlying loans in these trusts are made to prime borrowers, and the securities have substantial structural credit support (i.e., the amount of underlying principal balance that is available to absorb losses before our position begins to recognize losses due to further defaults). We reviewed all of our asset-backed securities for other-than-temporary impairment and

App.-A-60

yield or asset valuation adjustments under current accounting guidance, and we realized $13.0 million, $33.6 million, and $38.8 million in write-downs on these securities during the years ended December 31, 2010, 2009, and 2008, respectively. These write-downs occurred primarily in the residential mortgage sectors of our asset-backed portfolio as detailed below.

Collateralized Mortgage Obligations At December 31, 2010, 11.2% of our asset-backed securities were collateralized mortgage obligations (CMO), which are a component of our residential mortgage-backed securities. During the year ended December 31, 2010, we recorded $1.7 million in credit loss write-downs on our CMO portfolio, including $0.4 million of Alt-A securities, due to estimated principal losses in the security’s most recent cash flow projections. During the year ended December 31, 2009, we recorded $8.3 million in write-downs on our CMO portfolio, including $4.0 million of Alt-A securities. During the year ended December 31, 2008, we recorded $7.1 million in write-downs on our CMO portfolio. We did not have any write-downs in our Alt-A securities during 2008. The following table details the credit quality rating and fair value of our collateralized mortgage obligations, along with the loan classification and a comparison of the fair value at December 31, 2010 to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Collateralized Mortgage Obligations (at December 31, 2010)
($ in millions) Category	AAA	AA	BBB	Non-Investment Grade	Total	% of Collateralized Mortgage Obligations
Non-agency prime[1]	$122.7	$44.6	$6.4	$144.9	$318.6	81.8%
Alt-A	6.4	20.9	0	17.4	44.7	11.5
Government/GSE[2]	17.1	8.7	0	.3	26.1	6.7

Total fair value	$146.2	$74.2	$6.4	$162.6	$389.4	100.0%

Increase (decrease) in value	.1%	.1%	(1.7)%	(.7)%	(.2)%

[1]	Includes $53.2 million of securities with mandatory redemption dates.

[2]

The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).

Commercial Mortgage-Backed Securities At December 31, 2010, 41.5% of our asset-backed securities were commercial mortgage-backed securities (CMBS) and 11.3% were CMBS interest only securities (IO). We recorded $1.9 million, $0.9 million, and $0.6 million in write-downs on our IO portfolio during the years ended December 31, 2010, 2009, and 2008, respectively. No write-downs were recorded on our CMBS portfolio during the same periods. The following table details the credit quality rating and fair value of our CMBS and IO portfolios:

Commercial Mortgage-Backed Securities (at December 31, 2010)
($ in millions) Category	AAA	AA	A	BBB	Non-Investment Grade	Fair Value	% of Total Exposure
Commercial mortgage-backed securities	$1,113.1	$81.7	$67.8	$117.1	$60.6	$1,440.3	78.6%
CMBS: interest only	387.7	0	0	3.6	.5	391.8	21.4

Total fair value	$1,500.8	$81.7	$67.8	$120.7	$61.1	$1,832.1	100.0%

% of Total fair value	81.9%	4.5%	3.7%	6.6%	3.3%	100.0%

The CMBS portfolio contained 12.3% of securities that are rated BBB or lower, with a net unrealized gain of $16.4 million at December 31, 2010, and an average duration of 2.2 years, compared to 2.1 years for the entire CMBS portfolio. Approximately 80% of our CMBS portfolio was originated in 2005 and earlier. As with many other asset-backed classes, the CMBS market saw more aggressive underwriting from 2005 to 2007. The BBB and non-investment-grade exposure includes $113.0 million of cell tower securitizations. All of these bonds have a single borrower, are backed by a cross-collateralized pool of cell towers throughout the U.S., and have significant net cash flow relative to their interest payments.

Planned amortization class IOs comprised 86.6% of our IO portfolio. This is a class that is structured to provide bondholders with greater protection against loan prepayment, default, or extension risk. The bonds are at the top of the payment order for interest distributions and benefit from increased structural support over time as they repay. Since 2004, only the 2010 vintage year deals were not made up of this more protected class. We have no 2007 to 2009 origination vintage exposure; these securities are viewed as having a higher risk profile due to underwriting criteria in place at that time.

App.-A-61

Home-Equity Securities At December 31, 2010, 5.0% of our asset-backed securities were home-equity securities, which are a component of our residential mortgage-backed securities. We recorded $9.4 million, $23.7 million, and $31.1 million in write-downs for the years ended December 31, 2010, 2009, and 2008, respectively. The following table shows the credit quality rating of our home-equity securities, by deal origination year, along with a comparison of the fair value at December 31, 2010, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Home-Equity Securities (at December 31, 2010)
($ in millions)	Deal Origination Year				Total	% of Home Equity Loans
Rating (date acquired)	2007	2006	2005	2004

AAA (January 2008-May 2008)	$0	$0	$43.9	$0	$43.9	25.2%
AA (September 2007-April 2010)	0	0	13.8	14.6	28.4	16.3
A (August 2007-March 2008)	0	15.3	0	1.3	16.6	9.5
BBB (April 2008)	0	0	3.7	0	3.7	2.1
Non-investment grade (March 2007-May 2008)	.5	34.3	46.4	.4	81.6	46.9

Total	$.5	$49.6	$107.8	$16.3	$174.2	100.0%

Increase (decrease) in value	9.6%	9.5%	(6.9)%	7.2%	(1.4)%

MUNICIPAL SECURITIES

Included in the fixed-income portfolio at December 31, 2010 and 2009, were $1,989.1 million and $2,024.0 million, respectively, of state and local government obligations. These securities had a duration of 2.3 years and an overall credit quality of AA+ (excluding the benefit of credit support from bond insurance) at December 31, 2010, compared to a duration of 1.9 years and an overall credit quality of AA at December 31, 2009. These securities had net unrealized gains of $33.6 million and $49.8 million at December 31, 2010 and 2009, respectively. During the years ended December 31, 2010, 2009, and 2008, we did not record any write-downs on our municipal portfolio. The following table details the credit quality rating of our municipal securities at December 31, 2010, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2010)
(millions) Rating	General Obligations	Revenue Bonds	Total
AAA	$321.4	$578.1	$899.5
AA	412.9	581.6	994.5
A	35.0	31.7	66.7
BBB	1.6	15.3	16.9
Other[1]	0	11.5	11.5

Total	$770.9	$1,218.2	$1,989.1

[1]	Includes non-investment-grade and non-rated securities.

Included in revenue bonds were $818.2 million of single family housing revenue bonds issued by state housing finance agencies, of which $425.2 million were supported by individual mortgages held by the state housing finance agencies and $393.0 million were supported by mortgage-backed securities. Of the programs supported by mortgage-backed securities, approximately 35% were collateralized by Fannie Mae and Freddie Mac mortgages; the remaining 65% were collateralized by Ginnie Mae loans, which are fully guaranteed by the U.S. Government. Of the programs supported by individual mortgages held by the state housing finance agencies, the overall credit quality rating was AA. Most of these mortgages were supported by FHA, VA, or private mortgage insurance providers.

Approximately 16%, or $315.5 million, of our total municipal securities were insured general obligation ($196.1 million) or revenue ($119.4 million) bonds with an overall credit quality rating of A+ at December 31, 2010, excluding the benefit of credit insurance provided by monoline insurers. These securities had a net unrealized gain of $10.9 million at December 31, 2010, compared to $20.5 million at December 31, 2009. We buy and hold these securities based on our evaluation of the underlying credit without reliance on the monoline insurance. Our investment policy does not require us to liquidate securities should the insurance provided by the monoline insurers cease to exist.

App.-A-62

CORPORATE SECURITIES

Included in our fixed-income securities at December 31, 2010 and 2009, were $2,646.1 million and $1,281.4 million, respectively, of fixed-rate corporate securities. These securities had a duration of 3.3 years and an overall credit quality rating of BBB at December 31, 2010, compared to 3.1 years and BBB+ at December 31, 2009. These securities had net unrealized gains of $64.8 million and $36.5 million at December 31, 2010 and 2009, respectively. During the years ended December 31, 2010 and 2009, we did not record any write-downs on our corporate debt portfolio. During the year ended December 31, 2008, we recorded $69.0 million of write-downs on our corporate debt portfolio. The table below shows the exposure break-down by sector and rating, reflecting any changes in ratings since acquisition:

Corporate Securities (at December 31, 2010)
Sector	AAA	AA	A	BBB	Non-Investment Grade	% of Portfolio
Consumer	0%	1.2%	2.2%	25.8%	6.3%	35.5%
Industrial	0	1.8	0	20.1	1.1	23.0
Communications	0	0	3.4	14.5	.3	18.2
Financial Services[1]	.4	2.9	4.3	1.8	2.6	12.0
Technology	0	0	3.9	0	0	3.9
Basic Materials	0	0	0	2.9	.7	3.6
Energy	1.5	0	.8	0	0	2.3
Other	0	0	0	.3	1.2	1.5

Total	1.9%	5.9%	14.6%	65.4%	12.2%	100.0%

[1]	Includes 3.7% of automotive financial companies.

PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE

We hold both redeemable (i.e., mandatory redemption dates) and nonredeemable (i.e., perpetual with call dates) preferred stocks. At December 31, 2010, we held $502.5 million in redeemable preferred stocks and $1,157.6 million in nonredeemable preferred stocks, compared to $606.7 million and $1,255.8 million, respectively, at December 31, 2009. We made no additional investments in preferred stocks during the year ended December 31, 2010.

Our preferred stock portfolio had net unrealized gains of $572.7 million and $533.0 million at December 31, 2010 and 2009, respectively. We did not record any write-downs on our preferred stock portfolio during the year ended December 31, 2010, compared to $213.2 million and $1,676.7 million in write-downs during the years ended December 31, 2009 and 2008, respectively.

App.-A-63

Our preferred stock portfolio had a duration of 1.8 years, which reflects the portfolio’s exposure to changes in interest rates, and an overall credit quality rating of BBB- at December 31, 2010, compared to 2.3 years and BBB at December 31, 2009. Approximately 60% of our preferred stock securities are fixed-rate securities, and 40% are floating-rate securities. All of our preferred securities have call or mandatory redemption features. Most of the securities are structured to provide some protection against extension risk in the event the issuer elects not to call such securities at their initial call date, by either paying a higher dividend amount or by paying floating-rate coupons. Of our fixed-rate securities, approximately 90% will convert to floating-rate dividend payments if not called at their initial call date. The interest rate duration of our preferred securities is calculated to reflect both the call and floating rate features. Although a preferred security may remain outstanding if not called, its interest rate duration will reflect the floating rate dividend structure of the security. The table below shows the exposure break-down by sector and rating, reflecting any changes in ratings since acquisition:

Preferred Stocks (at December 31, 2010)
Sector	A	BBB	Non-Investment Grade	% of Preferred Stock Portfolio
Financial Services
U.S. banks	22.8%	16.8%	16.1%	55.7%
Foreign banks	1.8	0	1.1	2.9
Insurance	0	7.1	6.8	13.9
Other	0	1.3	1.6	2.9

Total financial services	24.6	25.2	25.6	75.4
Industrials	0	6.9	9.3	16.2
Utilities	0	8.4	0	8.4

Total	24.6%	40.5%	34.9%	100.0%

Approximately 50% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable. In addition, all of our non-investment-grade preferred stocks were with issuers that maintain investment-grade senior debt ratings.

Common Equities

Common equities, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2010		2009
Common stocks	$1,413.2	99.2%	$803.3	98.4%
Other risk investments	11.8	.8	12.9	1.6

Total common equities	$1,425.0	100.0%	$816.2	100.0%

At December 31, 2010, 9.2% of the portfolio was in common equities, compared to 5.6% at the same time last year. The change reflects our decision to continue to increase our exposure to equity securities, which we began during the fourth quarter 2009 and continued during 2010. In addition, market recovery over the last 12 months has contributed to the increase in fair value. We recorded $0.9 million in write-downs on our common equities for the year ended December 31, 2010, compared to $17.4 million and $74.3 million for the years ended December 31, 2009 and 2008, respectively.

Common stocks are managed externally to track the Russell 1000 Index with an anticipated annual tracking error of +/- 50 basis points. Our individual holdings are selected based on their contribution to the correlation with the index. For 2010 and 2009, the GAAP basis total return was within the desired tracking error when compared to the Russell 1000 Index. We held 758 out of 978, or 78%, of the common stocks comprising the Russell 1000 Index at December 31, 2010, which made up 94% of the total market capitalization of the index.

App.-A-64

The following is a summary of our common equity holdings by sector compared to the Russell 1000 Index:

Sector	Equity Portfolio Allocation at December 31, 2010	Russell 1000 Allocation at December 31, 2010	Russell 1000 Sector Return in 2010
Consumer discretionary	13.1%	13.4%	27.3%
Consumer staple	8.3	8.3	15.2
Financial service	16.2	17.5	11.8
Health care	11.0	10.8	4.8
Materials and processing	4.8	4.8	24.9
Other energy	11.6	11.3	21.1
Producer durable	11.0	11.5	26.8
Technology	16.8	16.5	11.9
Utility	5.9	5.9	11.5
Other equity	1.3	NA	NA

Total common stocks	100.0%	100.0%	16.1%

NA = Not Applicable, since the Russell 1000 Index redefined the sector allocation in 2009.

Trading Securities    At December 31, 2010 and 2009, we did not hold any trading securities and we did not have any net realized gains (losses) on trading securities for the years ended December 31, 2010, 2009, and 2008.

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

INTEREST RATE SWAPS

We invest in interest rate swaps primarily to manage the fixed-income portfolio duration. The following table summarizes our interest rate swap activity classified by the status (open vs. closed) of the swap position as of December 31, 2010:

							Net Realized Gains (Losses)
(millions)	Date			Notional Value			Years ended December 31,
Term	Effective	Maturity	Coupon	2010	2009	2008	2010	2009	2008
Open:
9-year	12/2009	01/2019	Receive variable	$713	$713	$0	$(66.6)	$.1	$0

Closed:
2-year	NA	NA	Receive fixed	$0	$2,300	$1,250	$0	$3.8	$44.6
3-year	NA	NA	Receive fixed	0	880	0	0	8.3	0
5-year	NA	NA	Receive fixed	0	1,006	1,725	0	(1.7)	106.2
5-year	NA	NA	Receive variable	0	0	225	0	0	6.9
10-year	NA	NA	Receive fixed	0	0	150	0	0	3.7

Total closed positions				$0	$4,186	$3,350	$0	$10.4	$161.4

Total interest rate swaps							$(66.6)	$10.5	$161.4

NA = Not Applicable

We entered into our open interest rate swap position during the fourth quarter 2009. Since that time, interest rates have fallen as reflected in the losses incurred during 2010.

App.-A-65

CORPORATE CREDIT DEFAULT SWAPS

We invest in corporate credit default swaps primarily to manage the fixed-income portfolio credit risk. The following table summarizes our corporate credit default swap activity classified by the status of the swap position as of December 31, 2010:

(millions)	Date		Bought or Sold Protection	Notional Value			Net Realized Gains (Losses)
							Years ended December 31,
Term	Effective	Maturity		2010	2009	2008	2010	2009	2008
Open:
5-year	09/2008	09/2013	Bought	$25	$25	$25	$.9	$(.6)	$(.7)
Corporate swap	NA	NA	Sold	10	0	0	1.2	0	0
Treasury Note[1]	NA	NA	Sold	10	0	0	.4	0	0

Total open positions							$2.5	$(.6)	$(.7)

Closed:
2-year	NA	NA	Bought	$10	$7	$0	$0	$(.4)	$0
3-year	NA	NA	Bought	0	0	260	0	0	(1.4)
4-year	NA	NA	Bought	15	0	0	(.2)	0	0
5-year	NA	NA	Bought	0	0	285	0	0	22.2

Total closed positions							$(.2)	$(.4)	$20.8

Total corporate swaps							$2.3	$(1.0)	$20.1

[1]	Used to replicate a long corporate bond position.

NA = Not Applicable

CASH FLOW HEDGES

We had no cash flow hedges open during 2010. During the third quarter 2010, we finalized our tender offer for, and purchased $222.9 million principal amount of, our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 that were issued during the second quarter 2007 (see Note 4 – Debt for further discussion). We reclassified $5.8 million (pretax) from accumulated other comprehensive income on the balance sheet to net realized gains (losses) on securities on the income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the Debentures that were extinguished pursuant to our tender offer. In anticipation of issuing the Debentures in 2007, we entered into a forecasted debt issuance hedge against a possible rise in interest rates and upon issuance, the hedge was closed, and we recognized a pretax gain of $34.4 million, which was recorded as part of accumulated other comprehensive income. The $34.4 million gain, less the $5.8 million reclassification mentioned above, was deferred and is being recognized as an adjustment to interest expense over the 10-year fixed interest rate term of the Debentures. During 2010, 2009, and 2008, we recognized $2.7 million, $2.8 million, and $2.6 million, respectively, as an adjustment to interest expense.

In the fourth quarter 2009, we realized a foreign currency trade gain of $0.9 million reflecting the previously deferred gain on our foreign currency cash flow hedge, which was opened during 2008 and closed in the second quarter 2009.

B. Investment Results

Investment income (interest and dividends, before investment and interest expenses) increased 3% for 2010, compared to decreases of 20% and 6% for 2009 and 2008, respectively. The increase in 2010 was the result of an increase in average invested assets, partially offset by a reduction in the portfolio yield. The reductions in 2009 and 2008 were primarily the result of investing new cash and proceeds from security sales, redemptions, and maturities into lower-yielding U.S. Treasury Notes and short-term investments as a means to protect the portfolio from additional valuation declines and the current historically low rate environment.

We report total return to reflect more accurately the management philosophy governing the portfolio and our evaluation of investment results. The fully taxable equivalent (FTE) total return includes investment income, net realized gains (losses) on securities, and changes in unrealized gains (losses) on investments.

App.-A-66

The following summarizes investment results for the years ended December 31:

	2010	2009	2008
Pretax investment book yield	3.5%	3.7%	4.7%
Weighted average FTE book yield	3.9%	4.2%	5.5%
FTE total return:
Fixed-income securities	6.9%	12.2%	(7.1)%
Common stocks	17.0%	29.5%	(36.5)%
Total portfolio	7.8%	12.5%	(10.4)%

A further break-down of our total returns for our fixed-income securities, including the net gains (losses) on our derivative positions, for the years ended December 31 follows:

	2010	2009	2008
Fixed-income securities:
U.S. Treasury Notes	4.7%	(1.7)%	30.5%
Municipal bonds	5.4%	10.7%	4.1%
Corporate bonds	8.4%	23.6%	(7.1)%
Commercial mortgage-backed securities	8.2%	26.0%	(9.5)%
Collateralized mortgage obligations	10.7%	26.2%	(14.0)%
Asset-backed securities	7.0%	.7%	(15.1)%
Preferred stocks	15.2%	60.1%	(40.5)%

Investment expenses were $11.9 million in 2010, compared to $11.1 million in 2009 and $8.8 million in 2008. Our 2008 expenses reflect no Gainsharing (cash incentive) accrual for our investment managers and a reversal of the prior year’s bonus accrual.

Interest expense in 2010 was $133.5 million, compared to $139.0 million in 2009 and $136.7 million in 2008. The decrease in 2010 reflected the repurchase of $222.9 million of our 6.70% Debentures (see Note 4 – Debt for further discussion), while 2008 reflects more capitalized interest on internally developed software.

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

For fixed-income investments with unrealized losses due to market- or sector-related declines, the losses are not deemed to qualify as other-than-temporary if we do not have the intent to sell an investment, and it is more likely than not that we will not be required to sell the investment, prior to the period of time that we anticipate to be necessary for the investment to recover its cost basis. In general, our policy for common equity securities with market- or sector-related declines is to recognize impairment losses on individual securities with losses we cannot reasonably conclude will recover in the near term under historical conditions by the earlier of (i) when we are able to objectively determine that the loss is other-than-temporary, or (ii) when the security has been in such a loss position for three consecutive quarters.

When a security in our fixed-maturity portfolio has an unrealized loss and we intend to sell the security, or it is more likely than not that we will be required to sell the security, then we write-down the security to its current fair value and recognize the entire unrealized loss through the income statement as a realized loss. If a fixed-maturity security has an unrealized loss and it is more likely than not that we will hold the debt security until recovery (which could be maturity), then we determine if

App.-A-67

any of the decline in value is due to a credit loss (i.e., where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security) and, if so, we will recognize that portion of the impairment in the income statement as a realized loss; any remaining unrealized loss on the security is considered to be due to other factors (e.g., interest rate and credit spread movements) and is reflected in shareholders’ equity, along with unrealized gains or losses on securities that are not deemed to be other-than-temporarily impaired. The write-down activity recorded in the income statements for the years ended December 31 was as follows:

(millions)	Total Write-downs	Write-downs on Securities Sold	Write-downs on Securities Held at Period End
2010
Residential mortgage-backed securities	$11.1	$0	$11.1
Commercial mortgage-backed securities	1.9	0	1.9

Total fixed income	13.0	0	13.0
Common equities	.9	(.4)	.5

Total portfolio	$13.9	$(.4)	$13.5

2009
Residential mortgage-backed securities	$32.0	$0	$32.0
Commercial mortgage-backed securities	.9	0	.9
Other asset-backed securities	.7	(.7)	0
Preferred stocks	213.2	(48.3)	164.9

Total fixed income	246.8	(49.0)	197.8
Common equities	17.4	(7.1)	10.3

Total portfolio	$264.2	$(56.1)	$208.1

2008
Corporate debt securities	$69.0	$0	$69.0
Residential mortgage-backed securities	38.2	0	38.2
Commercial mortgage-backed securities	.6	0	.6
Preferred stocks	1,676.7	(434.4)	1,242.3

Total fixed income	1,784.5	(434.4)	1,350.1
Common equities	74.3	(31.3)	43.0

Total portfolio	$1,858.8	$(465.7)	$1,393.1

See Critical Accounting Policies, Other-Than-Temporary Impairment for further discussion.

C. Repurchase Transactions

From time to time we enter into reverse repurchase commitment transactions. In these transactions, we loan cash to accredited banks and receive U.S. Treasury Notes pledged as collateral against the cash borrowed. We choose to enter into these transactions as interest rates and credit quality are more attractive than other short-term securities available in the market. Our exposure to credit risk is limited due to the characteristics of the general collateral (i.e., U.S. Treasury Notes) received. The income generated on these transactions is calculated at the then applicable general collateral rates on the value of U.S. Treasury Notes received. We have counterparty exposure on reverse repurchase agreements in the event of a counterparty default to the extent the general collateral security’s value at the time of default is below the cash we delivered. The short-term duration of the transactions (primarily overnight investing) reduces that default exposure.

For the year ended December 31, 2010, our largest single outstanding balance of reverse repurchase commitments was $1,131.3 million, which was open for one day; the average daily balance of reverse repurchase commitments was $744.9 million. During 2009, our largest single outstanding balance of reverse repurchase commitments was $1,845.8 million, which was open for one day; the average daily balance of reverse repurchase commitments was $657.3 million. We earned income of $1.2 million, $0.9 million, and $1.6 million on reverse repurchase agreements for the years ended December 31, 2010, 2009, and 2008, respectively. We had $705.8 million (held with two counterparties) and $775.0 million (held with two counterparties) of open reverse repurchase commitments at December 31, 2010 and 2009, respectively, reported as part of other short-term investments.

App.-A-68

Additionally, prior to 2009, we invested in repurchase commitment transactions. We suspended our repurchase activity during the third quarter 2008 due to increased counterparty risk and high market volatility. We did not invest in any repurchase transactions during the years ended December 31, 2010 and 2009, as overnight rates did not provide the desired return we would require. For the period in 2008 during which we invested in these transactions, we earned income of $1.7 million.

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

A. Loss and LAE Reserves

Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2010, we had $6.4 billion of net loss and LAE reserves, which included $5.0 billion of case reserves and $1.4 billion of incurred but not recorded (IBNR) reserves.

Progressive’s actuarial staff reviews over 400 subsets of business data, which are at a combined state, product, and line coverage level (the “products”), to calculate the needed loss and LAE reserves. We begin our review of a set of data by producing multiple estimates of needed reserves, using both paid and incurred data, to determine if a reserve change is required. In the event of a wide variation among results generated by the different projections, our actuarial group will further analyze the data using additional techniques. Each review develops a point estimate for a relatively small subset of the business, which allows us to establish meaningful reserve levels for that subset. In addition, the actuarial staff completes separate projections of needed case and IBNR reserves.

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

In analyzing the ultimate accident year loss experience, our actuarial staff reviews in detail, at the subset level, frequency (number of losses per earned car year), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year). The loss ratio, a primary measure of loss experience, is equal to the product of frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses is not estimated. The actual frequency experienced will vary depending on the change in mix of class of drivers insured by Progressive, but the frequency projections for these lines of business is generally stable in the short term, because a large majority of the parties involved in an accident report their claims within a short time period after the occurrence. The severity experienced by Progressive is much more difficult to estimate, especially for injury claims, since severity is affected by changes in underlying costs, such as medical costs, jury verdicts, and regulatory changes. In addition, severity will vary relative to the change in our mix of business by limit.

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

App.-A-69

The manner in which we consider and analyze the multitude of influences on the historical data, as well as how loss reserves affect our financial results, is discussed in more detail in our Report on Loss Reserving Practices, which was filed on June 30, 2010 via Form 8-K.

At December 31, 2010, Progressive’s carried net reserve balance of $6.4 billion implicitly assumes that the loss and LAE severity for accident year 2010 over accident year 2009 will increase by 1.5% for personal auto liability and 5.0% for commercial auto liability. Personal auto liability and commercial auto liability reserves represent approximately 98% of our total carried reserves. As discussed above, the severity estimates are influenced by many variables that are difficult to quantify and which influence the final amount of claims settlement. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.

The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2010, if during 2011 we were to experience the indicated change in our estimate of severity for the 2010 accident year (i.e., claims that occurred in 2010):

	Estimated Changes in Severity for Accident Year 2010
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$4,743.1	$4,862.7	$4,982.3	$5,101.9	$5,221.5
Commercial auto liability	1,202.9	1,219.1	1,235.3	1,251.5	1,267.7
Other[1]	149.3	149.3	149.3	149.3	149.3

Total	$6,095.3	$6,231.1	$6,366.9	$6,502.7	$6,638.5

[1]	Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2010 accident year would affect our personal auto liability reserves by $59.8 million and our commercial auto reserves by $8.1 million.

Our 2010 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2010, 2009, and 2008, in the aggregate, accounted for approximately 90% of our reserve balance. If during 2010 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2010, 2009, and 2008), the effect to our year-end 2010 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Year 2010, 2009, and 2008
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$4,314.7	$4,648.5	$4,982.3	$5,316.1	$5,649.9
Commercial auto liability	1,135.3	1,185.3	1,235.3	1,285.3	1,335.3
Other[1]	149.3	149.3	149.3	149.3	149.3

Total	$5,599.3	$5,983.1	$6,366.9	$6,750.7	$7,134.5

[1]	Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2010, 2009, and 2008 accident year would affect our personal auto liability reserves by $166.9 million and our commercial auto reserves by $25.0 million.

App.-A-70

Our best estimate of the appropriate amount for our reserves as of year-end 2010 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low (and, thus, whether future reserve development will be favorable or unfavorable), or whether one of the alternative scenarios discussed above is “reasonably likely” to occur. During 2010, our estimate of the needed reserves at the end of 2009 decreased 5.2%. The following table shows how we have performed against this goal over the last ten years:

($ in millions) For the years ended December 31,	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Loss and LAE Reserves[1]	$2,785.3	$3,069.7	$3,632.1	$4,346.4	$4,948.5	$5,313.1	$5,363.6	$5,655.2	$5,932.9	$6,123.6	$6,366.9

Re-estimated reserves as of:
One year later	2,686.3	3,073.2	3,576.0	4,237.3	4,592.6	5,066.2	5,443.9	5,688.4	5,796.9	5,803.2
Two years later	2,708.3	3,024.2	3,520.7	4,103.3	4,485.2	5,130.5	5,469.8	5,593.8	5,702.1	—
Three years later	2,671.2	2,988.7	3,459.2	4,048.0	4,501.6	5,093.6	5,381.9	5,508.0	—	—
Four years later	2,666.9	2,982.7	3,457.8	4,070.0	4,471.0	5,046.7	5,336.5	—	—	—
Five years later	2,678.5	2,993.7	3,475.4	4,073.7	4,475.5	5,054.6	—	—	—	—
Six years later	2,683.7	3,002.5	3,472.5	4,072.4	4,486.4	—	—	—	—	—
Seven years later	2,688.4	3,000.6	3,470.1	4,080.5	—	—	—	—	—	—
Eight years later	2,688.6	2,995.8	3,477.3	—	—	—	—	—	—	—
Nine years later	2,683.5	3,000.9	—	—	—	—	—	—	—	—
Ten years later	2,687.2	—	—	—	—	—	—	—	—	—
Cumulative Development:
Favorable (Unfavorable)	$98.1	$68.8	$154.8	$265.9	$462.1	$258.5	$27.1	$147.2	$230.8	$320.4

Percentage[2]	3.5	2.2	4.3	6.1	9.3	4.9	0.5	2.6	3.9	5.2

[1]	Represents loss and LAE reserves net of reinsurance recoverables on net unpaid losses at the balance sheet date.

[2]	Cumulative development ÷ loss and LAE reserves.

Note: The chart above represents the development of the property casualty loss and LAE reserves for 2000 through 2009. The last line in the triangle for each year represents the following:

Re-estimated reserves = Total amount paid to-date + Total remaining case reserves on unsettled claims.

Changes in the estimated severity and the actual number of late reported claims are the cause of the change in our re-estimated reserves from year to year. The cumulative development represents the aggregate change in our estimates over all years.

For 2000 and 2001, while we experienced an increase in bodily injury severity, our developed reserves were within 2% to 4% of our original estimates. The bodily injury severity change was much lower than we expected between 2002 and 2005; thus, the reserve run-off for these years was very favorable following the end of each year, or about 4% to 9% of our original carried amounts. The reserve development for each of 2006 through 2008 was less than 4% of our original carried reserves, while 2009 reserves developed favorably by about 5% due to lower than expected defense and cost containment expenses and favorable settlements on larger losses in both our personal auto and Commercial Auto businesses.

Because Progressive is primarily an insurer of motor vehicles, we have minimal exposure as an insurer of environmental, asbestos, and general liability claims.

App.-A-71

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

For fixed-income investments with unrealized losses due to market- or sector-related declines, the losses are not deemed to qualify as other-than-temporary if we do not have the intent to sell the investments, and it is more likely than not that we will not be required to sell the investments, prior to the period of time that we anticipate to be necessary for the investments to recover their cost bases. In general, our policy for common equity securities with market- or sector-related declines is to recognize impairment losses on individual securities with losses we cannot reasonably conclude will recover in the near term under historical conditions by the earlier of (i) when we are able to objectively determine that the loss is other-than-temporary, or (ii) when the security has been in such a loss position for three consecutive quarters.

When a security in our fixed-maturity portfolio has an unrealized loss and we intend to sell the security, or it is more likely than not that we will be required to sell the security, we write-down the security to its current fair value and recognize the entire unrealized loss through the income statement as a realized loss. If a fixed-maturity security has an unrealized loss and it is more likely than not that we will hold the debt security until recovery (which could be maturity), then we determine if any of the decline in value is due to a credit loss (i.e., where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security) and, if so, we will recognize that portion of the impairment in the income statement as a realized loss; any remaining unrealized loss on the security is considered to be due to other factors (e.g., interest rate and credit spread movements) and is reflected in shareholders’ equity, along with unrealized gains or losses on securities that are not deemed to be other-than-temporarily impaired.

The following table stratifies the gross unrealized losses in our fixed-income and common equity portfolios at December 31, 2010, by the duration in a loss position and magnitude of the loss as a percentage of the cost of the security:

(millions)	Fair Value	Total Gross Unrealized Losses	Decline of Investment Value
			>15%	>25%	>35%	>45%
Fixed Income:
Unrealized loss for less than 12 months	$2,044.1	$42.4	$.5	$.5	$.5	$.2
Unrealized loss for 12 months or greater	580.0	44.7	18.8	10.3	3.2	.2

Total	$2,624.1	$87.1	$19.3	$10.8	$3.7	$.4

Common Equity:
Unrealized loss for less than 12 months	$57.3	$3.1	$0	$0	$0	$0
Unrealized loss for 12 months or greater	3.2	.1	0	0	0	0

Total	$60.5	$3.2	$0	$0	$0	$0

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

App.-A-72

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Statements in this report that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions, and projections generally; inflation and changes in economic conditions (including changes in interest rates and financial markets); the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolios and other companies with which we have ongoing business relationships, including counterparties to certain financial transactions; the accuracy and adequacy of our pricing and loss reserving methodologies; the competitiveness of our pricing and the effectiveness of our initiatives to retain more customers; initiatives by competitors and the effectiveness of our response; our ability to obtain regulatory approval for requested rate changes and the timing thereof; the effectiveness of our brand strategy and advertising campaigns relative to those of competitors; legislative and regulatory developments, including, but not limited to, health care reform and tax law changes; disputes relating to intellectual property rights; the outcome of litigation pending or that may be filed against us; weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail, and winter conditions); changes in driving patterns and loss trends; acts of war and terrorist activities; our ability to maintain the uninterrupted operation of our facilities, systems (including information technology systems), and business functions; court decisions and trends in litigation and health care and auto repair costs; and other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

App.-A-73

The Progressive Corporation and Subsidiaries

Ten Year Summary – Selected Financial Information

(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2010	2009	2008	2007	2006
Net premiums written	$14,476.8	$14,002.9	$13,604.3	$13,772.5	$14,132.0
Growth	3%	3%	(1)%	(3)%	1%
Net premiums earned	$14,314.8	$14,012.8	$13,631.4	$13,877.4	$14,117.9
Growth	2%	3%	(2)%	(2)%	3%
Policies in force (thousands):
Personal Lines	11,702.7	10,940.6	10,464.9	10,115.6	9,741.1
Growth	7%	5%	3%	4%	3%
Commercial Auto	510.4	512.8	539.4	539.2	503.2
Growth	0%	(5)%	0%	7%	7%
Total revenues	$14,963.3	$14,563.6	$12,840.1	$14,686.8	$14,786.4
Underwriting margins:[1]
Personal Lines	7.0%	7.6%	5.4%	7.0%	12.3%
Commercial Auto	12.5%	14.2%	5.3%	10.1%	19.8%
Total underwriting operations	7.6%	8.4%	5.4%	7.4%	13.3%
Net income (loss)	$1,068.3	$1,057.5	$(70.0)	$1,182.5	$1,647.5
Per share[2]	1.61	1.57	(.10)	1.65	2.10
Average equivalent shares[2]	663.3	672.2	668.0	718.5	783.8
Comprehensive income (loss)	$1,398.8	$1,752.2	$(614.7)	$1,071.0	$1,853.1
Total assets	$21,150.3	$20,049.3	$18,250.5	$18,843.1	$19,482.1
Debt outstanding	1,958.2	2,177.2	2,175.5	2,173.9	1,185.5
Total shareholders’ equity	6,048.9	5,748.6	4,215.3	4,935.5	6,846.6
Statutory policyholders’ surplus	5,073.0	4,953.6	4,470.6	4,587.3	4,963.7
Common shares outstanding	662.4	672.6	676.5	680.2	748.0
Common share price:
High	$22.13	$18.10	$21.31	$25.16	$30.09
Low	16.18	9.76	10.29	17.26	22.18
Close (at December 31)	19.87	17.99	14.81	19.16	24.22
Market capitalization	$13,161.9	$12,100.1	$10,019.0	$13,032.6	$18,116.6
Book value per common share	9.13	8.55	6.23	7.26	9.15
Ratios:
Return on average common shareholders’ equity	17.1%	21.4%	(1.5)%	19.5%	25.3%
Debt to total capital	24.5%	27.5%	34.0%	30.6%	14.8%
Price to earnings[3]	12.3	11.5	NA	11.6	11.5
Price to book	2.2	2.1	2.4	2.6	2.6
Earnings to fixed charges[3]	11.9	x	11.3	x	NA	13.5	x	24.7	x
Net premiums written to statutory surplus	2.9	2.8	3.0	3.0	2.8
Statutory combined ratio	92.5	91.6	94.6	92.7	86.5
Dividends declared per share[4]	$1.3987	$.1613	$0	$2.1450	$.0325
Number of people employed	24,638	24,661	25,929	26,851	27,778

All	share and per share amounts were adjusted for the May 18, 2006, 4-for-1 stock split and the April 22, 2002, 3-for-1 stock split.

[1]	Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 10 – Segment Information, as a percentage of net premiums earned.

[2]	Amounts reflect basic earnings per share and basic average equivalent shares for 2008 since we reported a net loss; all other periods are presented on a diluted basis.

App.-A-74

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2005	2004	2003	2002	2001
Net premiums written	$14,007.6	$13,378.1	$11,913.4	$9,452.0	$7,260.1
Growth	5%	12%	26%	30%	17%
Net premiums earned	$13,764.4	$13,169.9	$11,341.0	$8,883.5	$7,161.8
Growth	5%	16%	28%	24%	13%
Policies in force (thousands):
Personal Lines	9,494.0	8,680.3	7,807.9	6,569.1	5,371.4
Growth	9%	11%	19%	22%	6%
Commercial Auto	468.2	420.2	365.1	288.9	208.9
Growth	11%	15%	26%	38%	23%
Total revenues	$14,303.4	$13,782.1	$11,892.0	$9,294.4	$7,488.2
Underwriting margins:[1]
Personal Lines	11.0%	14.1%	12.1%	7.5%	4.5%
Commercial Auto	17.9%	21.1%	17.5%	9.1%	8.3%
Total underwriting operations	11.9%	14.9%	12.7%	7.6%	4.8%
Net income (loss)	$1,393.9	$1,648.7	$1,255.4	$667.3	$411.4
Per share[2]	1.74	1.91	1.42	.75	.46
Average equivalent shares[2]	799.3	864.8	882.1	892.8	900.7
Comprehensive income (loss)	$1,347.8	$1,668.5	$1,511.1	$710.7	$472.6
Total assets	$18,898.6	$17,184.3	$16,281.5	$13,564.4	$11,122.4
Debt outstanding	1,284.9	1,284.3	1,489.8	1,489.0	1,095.7
Total shareholders’ equity	6,107.5	5,155.4	5,030.6	3,768.0	3,250.7
Statutory policyholders’ surplus	4,674.1	4,671.0	4,538.3	3,370.2	2,647.7
Common shares outstanding	789.3	801.6	865.8	871.8	881.2
Common share price:
High	$31.23	$24.32	$21.17	$15.12	$12.65
Low	20.35	18.28	11.56	11.19	6.84
Close (at December 31)	29.20	21.21	20.90	12.41	12.44
Market capitalization	$23,040.7	$17,001.9	$18,088.9	$10,819.3	$10,958.6
Book value per common share	7.74	6.43	5.81	4.32	3.69
Ratios:
Return on average common shareholders’ equity	25.0%	30.0%	29.1%	19.3%	13.5%
Debt to total capital	17.4%	19.9%	22.8%	28.3%	25.2%
Price to earnings[3]	16.7	11.1	14.7	16.6	27.2
Price to book	3.8	3.3	3.6	2.9	3.4
Earnings to fixed charges[3]	21.3	x	27.1	x	18.8	x	13.2	x	10.7	x
Net premiums written to statutory surplus	3.0	2.9	2.6	2.8	2.7
Statutory combined ratio	87.4	84.6	86.2	91.3	94.7
Dividends declared per share[4]	$.0300	$.0275	$.0250	$.0240	$.0233
Number of people employed	28,336	27,085	25,834	22,974	20,442

[3]Ratios	are not applicable (NA) for 2008 since we reported a net loss for the year.

[4]Progressive

transitioned to an annual variable dividend policy beginning in 2007. In accordance with this policy, no dividend was declared in 2008 since our comprehensive income was less than after-tax underwriting income. In addition to the annual variable dividend, Progressive’s Board declared extraordinary cash dividends of $1.00 per common share in 2010 and $2.00 per common share in 2007. Progressive paid quarterly dividends prior to 2007.

App.-A-75

The Progressive Corporation and Subsidiaries

Quantitative Market Risk Disclosures

(unaudited)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2010, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. We had no trading financial instruments at December 31, 2010. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for our discussion of the qualitative information about market risk.

OTHER-THAN-TRADING FINANCIAL INSTRUMENTS

Financial instruments subject to interest rate risk were:

	Fair Value
(millions)	-200 bps Change[1]	-100 bps Change[1]	Actual	+100 bps Change	+200 bps Change
U.S. government obligations	$3,305.4	$3,291.7	$3,242.6	$3,185.0	$3,129.0
State and local government obligations	2,075.7	2,038.8	1,989.1	1,931.4	1,875.4
Asset-backed securities	3,529.0	3,513.1	3,469.7	3,414.5	3,361.0
Corporate securities	2,805.6	2,786.2	2,646.1	2,556.6	2,472.0
Nonredeemable preferred stocks	1,208.5	1,182.6	1,157.6	1,130.3	1,107.4
Redeemable preferred stocks	524.6	513.4	502.5	490.7	480.7
Short-term investments	1,090.8	1,090.8	1,090.8	1,090.8	1,090.8

Balance as of December 31, 2010	$14,539.6	$14,416.6	$14,098.4	$13,799.3	$13,516.3

Balance as of December 31, 2009	$14,592.6	$14,278.5	$13,897.2	$13,525.8	$13,173.9

[1]	Due to low absolute interest rates, where the yields would have been negative, we used an interest rate of 1 basis point.

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

Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities as of December 31, 2010	$1,271.1	$1,425.0	$1,578.9
Common equities as of December 31, 2009	$729.7	$816.2	$902.7

The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common stock portfolio’s weighted average beta of 1.08 for 2010 and 1.06 for 2009. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the number of securities without betas is approximately 1%, and the remaining 99% of the equity portfolio is indexed to the Russell 1000.

App.-A-76

As an additional supplement to the sensitivity analysis, we present results from a value-at-risk (VaR) analysis to estimate and quantify the investment portfolio’s exposure to annual volatility and as a component of contingency capital planning. VaR quantifies the potential reductions in total investment returns on a GAAP basis, which includes recurring investment income, realized gains (losses), and changes in unrealized gains (losses) on investments. The VaR estimates below represent the expected loss at 99.5 percentile confidence level within a 12-month trading period based on recent market volatility. We changed this reporting from the 99th percentile confidence level to the 99.5 percentile confidence level to align with developing industry standards and lengthened the return period from quarterly to annual to match our contingency capital planning horizon. Total portfolio VaR is less than the sum of the two components (fixed income and equity) due to the benefit of diversification.

($ in millions) Annual VaR	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Fixed-income portfolio	$(707.4)	$(478.0)	$(431.9)	$(460.5)	$(592.6)
% of portfolio	(5.0)%	(3.2)%	(2.9)%	(3.2)%	(4.3)%
% of shareholders’ equity	(11.7)%	(7.1)%	(6.9)%	(7.4)%	(10.3)%

Common equity portfolio	$(400.0)	$(519.7)	$(604.7)	$(350.1)	$(266.1)
% of portfolio	(28.1)%	(40.4)%	(52.6)%	(29.4)%	(32.6)%
% of shareholders’ equity	(6.6)%	(7.7)%	(9.6)%	(5.6)%	(4.6)%

Total portfolio	$(744.4)	$(578.6)	$(655.3)	$(598.5)	$(584.0)
% of portfolio	(4.8)%	(3.5)%	(4.1)%	(3.8)%	(4.0)%
% of shareholders’ equity	(12.3)%	(8.6)%	(10.4)%	(9.6)%	(10.2)%

App.-A-77

The Progressive Corporation and Subsidiaries

Claims Payment Patterns

(unaudited)

The Progressive Group of Insurance Companies is primarily an insurer of automobiles and recreational vehicles owned by individuals, and trucks owned by small businesses. As such, our claims liabilities are generally short in duration. Since our incurred losses consist of both payments and changes in the reserve estimates, it is important to understand our paid development patterns. The charts below show our claims payment patterns, reflecting both dollars and claims counts paid, for personal auto physical damage and bodily injury claims, as well as on a total personal auto basis, in each case calculated from the date of loss. Since physical damage claims pay out so quickly, the chart is calibrated on a monthly basis, as compared to a quarterly basis for the bodily injury and total auto payments.

App.-A-78

Note: The above graphs are presented for our personal auto products on an accident period basis and are based on three years of actual experience for physical damage and nine years for bodily injury and total personal auto.

App.-A-79

The Progressive Corporation and Subsidiaries

Quarterly Financial and Common Share Data

(unaudited)

(millions — except per share amounts)
		Net Income (Loss)		Stock Price[1]
Quarter	Total Revenues	Total	Per Share[2]	High	Low	Close	Rate of Return[3]	Dividends Declared Per Share[4]
2010
1	$3,665.9	$295.6	$.44	$19.69	$16.18	$19.09		$0
2	3,686.3	211.9	.32	20.94	18.67	18.72		0
3	3,769.5	261.6	.40	21.59	18.41	20.87		0
4	3,841.6	299.2	.45	22.13	19.54	19.87		1.3987

	$14,963.3	$1,068.3	$1.61	$22.13	$16.18	$19.87	16.9%	$1.3987

2009
1	$3,468.2	$232.5	$.35	$15.24	$9.76	$13.44		$0
2	3,583.5	250.1	.37	17.00	13.00	15.11		0
3	3,611.3	269.9	.40	17.50	14.12	16.58		0
4	3,900.6	305.0	.46	18.10	15.90	17.99		.1613

	$14,563.6	$1,057.5	$1.57	$18.10	$9.76	$17.99	21.5%	$.1613

2008
1	$3,585.9	$239.4	$.35	$19.84	$15.00	$16.07		$0
2	3,536.6	215.5	.32	21.31	16.11	18.72		0
3	2,210.1	(684.2)	(1.03)	20.71	15.70	17.40		0
4	3,507.5	159.3	.24	17.59	10.29	14.81		0

	$12,840.1	$(70.0)	$(.10)	$21.31	$10.29	$14.81	(21.9)%	$0

[1]	Prices are as reported on the consolidated transaction reporting system. Progressive’s common shares are listed on the New York Stock Exchange under the symbol PGR.

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

[3]	Represents annual rate of return, assuming dividend reinvestment.

[4]

Progressive maintains an annual variable dividend policy which is typically declared each December and paid early the following year. No dividend was declared in 2008, in accordance with our dividend policy, since our comprehensive income was less than after-tax underwriting income. In addition to the annual variable dividend, in October 2010, Progressive’s Board declared an extraordinary cash dividend of $1.00 per common share that was paid in December 2010.

App.-A-80

The Progressive Corporation and Subsidiaries

Performance Graph

(unaudited)

The following performance graph compares the performance of Progressive’s Common Shares (“PGR”) to the Standard & Poor’s Index (“S&P Index”) and the Value Line Property/Casualty Industry Group (“P/C Group”) for the last five years.

Cumulative Five-Year Total Return*

PGR, S&P Index, P/C Group (Performance Results through 12/31/10)

Cumulative Total Return as of December 31 of each year*
(assumes $100 was invested at the close of trading on December 31, 2005)
	2006	2007	2008	2009	2010
PGR	$83.07	$72.58	$56.69	$68.86	$80.50
S&P Index	115.79	122.15	77.60	98.13	112.91
P/C Group	114.47	139.39	99.35	122.34	147.70

*	Assumes reinvestment of dividends

Source: Value Line, Inc.

App.-A-81

The Progressive Corporation and Subsidiaries

Net Premiums Written by State

(unaudited)

($ in millions)	2010		2009		2008		2007		2006
Florida	$1,603.2	11.1%	$1,667.0	11.9%	$1,631.0	12.0%	$1,656.9	12.0%	$1,811.5	12.8%
Texas	1,321.4	9.1	1,228.9	8.8	1,151.3	8.5	1,072.0	7.8	1,096.0	7.8
California	914.1	6.3	951.9	6.8	1,016.3	7.5	1,106.4	8.0	1,085.1	7.7
Georgia	714.6	4.9	682.9	4.9	699.7	5.1	748.9	5.4	751.0	5.3
New York	685.3	4.7	704.1	5.0	738.8	5.4	847.9	6.2	930.6	6.6
Ohio	652.5	4.5	623.9	4.5	632.4	4.7	655.9	4.8	693.7	4.9
Pennsylvania	608.5	4.2	580.7	4.1	563.7	4.1	610.5	4.4	642.1	4.5
Louisiana	465.9	3.2	414.5	3.0	373.7	2.7	359.4	2.6	367.1	2.6
Michigan	448.4	3.1	455.3	3.2	461.8	3.4	443.5	3.2	432.2	3.1
All other	7,062.9	48.9	6,693.7	47.8	6,335.6	46.6	6,271.1	45.6	6,322.7	44.7

Total	$14,476.8	100.0%	$14,002.9	100.0%	$13,604.3	100.0%	$13,772.5	100.0%	$14,132.0	100.0%

App.-A-82

Directors
Stuart B. Burgdoerfer[1,6]	Abby F. Kohnstamm[1,6]	[1] Audit Committee Member
Executive Vice President and	President and Chief Executive Officer,	[2] Executive Committee Member
Chief Financial Officer,	Abby F. Kohnstamm & Associates, Inc.	[3] Compensation Committee Member
Limited Brands, Inc.	(marketing consulting)	[4] Investment and Capital Committee
(retailing)		Member
	Peter B. Lewis[2,4,6]	[5] Nominating and Governance
Charles A. Davis[4,5,6]	Chairman of the Board	Committee Member
Chief Executive Officer,	(non-executive)	[6] Independent Director
Stone Point Capital LLC
(private equity investing)	Norman S. Matthews[3,5,6]
Consultant, former President,
Roger N. Farah[3,6]	Federated Department Stores, Inc.
President and Chief Operating Officer,	(retailing)
Polo Ralph Lauren Corporation
(lifestyle products)	Patrick H. Nettles, Ph.D.[1,6]
Executive Chairman,
Lawton W. Fitt[4,6]	Ciena Corporation
Corporate Director, various companies	(telecommunications)
Retired Partner,
Goldman Sachs Group	Glenn M. Renwick[2]
(financial services)	President and Chief Executive Officer

Stephen R. Hardis[2,4,5,6]	Bradley T. Sheares, Ph.D.[3,6]
Non-Executive Chairman of the Board,	Former Chief Executive Officer,
Marsh & McLennan Companies, Inc.	Reliant Pharmaceuticals, Inc.
(financial services)	(pharmaceuticals)

Bernadine P. Healy, M.D.[1,6]
Retired Health Editor and Medical Columnist,
U.S. News & World Report
(publishing)

Corporate Officers	Other Executive Officers
Glenn M. Renwick	John A. Barbagallo
President and Chief Executive Officer	Commercial Lines Group President

Brian C. Domeck	M. Jeffrey Charney
Vice President and Chief Financial Officer	Chief Marketing Officer

Charles E. Jarrett	William M. Cody
Vice President, Secretary,	Chief Investment Officer
and Chief Legal Officer
Susan Patricia Griffith
Thomas A. King	Claims Group President
Vice President and Treasurer
Valerie Krasowski
Jeffrey W. Basch Vice President and Chief Accounting Officer	Chief Human Resource Officer

John P. Sauerland
Mariann Wojtkun Marshall	Personal Lines Group President
Assistant Secretary
Raymond M. Voelker
Peter B. Lewis	Chief Information Officer
Chairman of the Board
(non-executive)

App.-A-83

Principal Office

The Progressive Corporation

6300 Wilson Mills Road

Mayfield Village, Ohio 44143

440-461-5000

progressive.com

24-Hour Insurance Quotes, Claims Reporting, and Customer Service

	Personal autos, motorcycles, and recreational vehicles	Commercial autos/trucks
To receive a quote	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-806-9598 progressivecommercial.com

To report a claim	1-800-274-4499 progressive.com[1]	1-800-274-4499

For customer service:
If you bought your policy through an independent agent or broker	1-800-925-2886 (1-800-300-3693 in California) progressiveagent.com	1-800-444-4487 progressivecommercial.com

If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-444-4487 progressivecommercial.com

If you have a complaint or concern regarding any claim handling or other claims-related issue[2]	1-800-274-4641 e-mail: claims@email.progressive.com	1-800-274-4641 e-mail: claims@email.progressive.com

[1]Claims	reporting via the Web site is currently only available for personal auto policies.

[2]Any

policyholder, claimant, or other interested party who has any complaint or concern regarding any claim handling or other claims-related issue may report such claim using the contact information above. The complaint or concern will be promptly forwarded to the appropriate management personnel in our claims organization for review and response.

Annual Meeting  The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 29, 2011, at 10 a.m. eastern time. There were 3,703 shareholders of record on December 31, 2010.

Common Shares and Dividends  The Progressive Corporation’s common shares (symbol PGR) are traded on the New York Stock Exchange. Progressive currently has an annual variable dividend policy. We expect the Board to declare the next annual variable dividend, subject to policy limitations, in December 2011, with a record date in January 2012 and payment shortly thereafter. A complete description of our annual variable dividend policy can be found at: progressive.com/dividend.

Shareholder/Investor Relations  Progressive does not maintain a mailing list for distribution of shareholders’ reports. To view Progressive’s publicly filed documents, shareholders can access our Web site: progressive.com/sec. To view our earnings and other releases, access progressive.com/investors.

For financial-related information or to request copies of Progressive’s publicly filed documents free of charge, write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, e-mail: investor_relations@progressive.com or call: 440-395-2222.

For all other Company information, call: 440-461-5000 or access our Web site at progressive.com/contactus.

Transfer Agent and Registrar

Registered Shareholders:  If you have questions or changes to your account and your Progressive shares are registered in your name, write to: American Stock Transfer & Trust Company, Attn: Operations Center, 6201 15th Avenue, Brooklyn, NY 11219; phone: 1-866-709-7695; e-mail: info@amstock.com; or visit their Web site at: www.amstock.com.

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

Accounting Complaint Procedure  Any employee or other interested party with a complaint or concern regarding accounting, internal accounting controls, or auditing matters relating to Progressive may report such complaint or concern directly to the Chairman of the Audit Committee, as follows: Patrick H. Nettles, Ph.D., Chairman of the Audit Committee, patrick_nettles@progressive.com.

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

Corporate Governance  Progressive’s Corporate Governance Guidelines and Board Committee Charters are available at: progressive.com/governance.

Counsel  Baker & Hostetler LLP, Cleveland, Ohio

Charitable Contributions  Progressive contributes annually to The Progressive Insurance Foundation, which provides: (i) financial support to the Insurance Institute for Highway Safety to further its work in reducing the human trauma and economic costs of auto accidents; and (ii) matching funds to eligible 501(c)(3) charitable organizations to which Progressive employees contribute.

Social Responsibility  Progressive uses an interactive online format to communicate our social responsibility efforts. This report can be found at: progressive.com/socialresponsibility.

Online Annual Report and Proxy Statement  Our 2010 Annual Report to Shareholders can be found at: progressive.com/annualreport.

We have also posted copies of our 2011 Proxy Statement and 2010 Annual Report to Shareholders, in a “PDF” format, at: progressiveproxy.com.

©2011 The Progressive Corporation

App.-A-85