Form 10-K, Exhibit 13
period 2011-12-31
PROGRESSIVE CORP/OH/
filed 2012-02-28
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION

2011 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31,

(millions — except per share amounts)	2011	2010	2009
Revenues
Net premiums earned	$14,902.8	$14,314.8	$14,012.8
Investment income	480.0	520.1	507.0
Net realized gains (losses) on securities:
Other-than-temporary impairment (OTTI) losses:
Total OTTI losses	(6.0)	(19.1)	(80.9)
Non-credit losses, net of credit losses recognized on previously recorded non-credit OTTI losses	.5	5.2	40.1

Net impairment losses recognized in earnings	(5.5)	(13.9)	(40.8)
Net realized gains (losses) on securities	108.1	110.0	67.9

Total net realized gains (losses) on securities	102.6	96.1	27.1
Service revenues	22.8	25.9	16.7
Net gains (losses) on extinguishment of debt	(.1)	6.4	0

Total revenues	15,508.1	14,963.3	14,563.6

Expenses
Losses and loss adjustment expenses	10,634.8	10,131.3	9,904.9
Policy acquisition costs	1,399.2	1,359.9	1,364.6
Other underwriting expenses	1,821.5	1,740.1	1,567.7
Investment expenses	13.5	11.9	11.1
Service expenses	19.4	21.4	19.4
Interest expense	132.7	133.5	139.0

Total expenses	14,021.1	13,398.1	13,006.7

Net Income
Income before income taxes	1,487.0	1,565.2	1,556.9
Provision for income taxes	471.5	496.9	499.4

Net income	1,015.5	1,068.3	1,057.5

Other Comprehensive Income (Loss), Net of Tax
Net unrealized gains (losses) on securities:
Net non-credit related OTTI losses, adjusted for valuation changes	(3.6)	13.9	(15.7)
Other net unrealized gains (losses) on securities	(80.9)	323.2	712.3

Total net unrealized gains (losses) on securities	(84.5)	337.1	696.6
Net unrealized gains on forecasted transactions	(6.8)	(6.9)	(3.3)
Foreign currency translation adjustment	.1	.3	1.4

Other comprehensive income (loss)	(91.2)	330.5	694.7

Comprehensive income	$924.3	$1,398.8	$1,752.2

Computation of Net Income Per Share
Average shares outstanding — Basic	632.3	657.9	666.8
Net effect of dilutive stock-based compensation	4.6	5.4	5.4

Total equivalent shares — Diluted	636.9	663.3	672.2

Basic: Net income per share	$1.61	$1.62	$1.59

Diluted: Net income per share	$1.59	$1.61	$1.57

See notes to consolidated financial statements.

App.-A-2

The Progressive Corporation and Subsidiaries

Consolidated Balance Sheets

December 31,

(millions)	2011	2010
Assets
Investments — Available-for-sale, at fair value:
Fixed maturities (amortized cost: $11,455.7 and $11,630.8)	$11,759.3	$11,850.0
Equity securities:
Nonredeemable preferred stocks (cost: $473.7 and $601.3)	806.3	1,157.6
Common equities (cost: $1,431.0 and $1,021.7)	1,845.6	1,425.0
Short-term investments (amortized cost: $1,551.8 and $1,090.8)	1,551.8	1,090.8

Total investments	15,963.0	15,523.4
Cash	155.7	158.9
Accrued investment income	105.7	109.3
Premiums receivable, net of allowance for doubtful accounts of $124.2 and $114.9	2,929.8	2,738.4
Reinsurance recoverables, including $32.3 and $37.4 on paid losses and loss adjustment expenses	818.0	741.5
Prepaid reinsurance premiums	69.8	88.1
Deferred acquisition costs	433.6	417.2
Income taxes	208.0	189.0
Property and equipment, net of accumulated depreciation of $573.8 and $564.3	911.3	932.6
Other assets	249.9	251.9

Total assets	$21,844.8	$21,150.3

Liabilities and Shareholders’ Equity
Unearned premiums	$4,579.4	$4,353.8
Loss and loss adjustment expense reserves	7,245.8	7,071.0
Accounts payable, accrued expenses, and other liabilities[1]	1,770.8	1,718.4
Debt[2]	2,442.1	1,958.2

Total liabilities	16,038.1	15,101.4

Common Shares, $1.00 par value (authorized 900.0; issued 797.7, including treasury shares of 184.7 and 135.3)	613.0	662.4
Paid-in capital	1,006.2	1,007.1
Retained earnings	3,495.0	3,595.7
Accumulated other comprehensive income, net of tax:
Net non-credit related OTTI losses, adjusted for valuation changes	(5.4)	(1.8)
Other net unrealized gains (losses) on securities	688.2	769.1

Total net unrealized gains (losses) on securities	682.8	767.3
Net unrealized gains on forecasted transactions	7.9	14.7
Foreign currency translation adjustment	1.8	1.7

Total accumulated other comprehensive income	692.5	783.7

Total shareholders’ equity	5,806.7	6,048.9

Total liabilities and shareholders’ equity	$21,844.8	$21,150.3

[1]See	Note 12 – Litigation and Note 13 – Commitments and Contingencies for further discussion.

[2]Consists	of both short- and long-term debt. See Note 4 – Debt for further discussion.

See notes to consolidated financial statements.

App.-A-3

The Progressive Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31,

(millions — except per share amounts)	2011	2010	2009
Common Shares, $1.00 Par Value
Balance, Beginning of year	$662.4	$672.6	$676.5
Stock options exercised	2.0	3.4	3.5
Treasury shares purchased	(51.3)	(13.3)	(11.1)
Net restricted stock awards issued (forfeited)	(.1)	(.3)	3.7

Balance, End of year	$613.0	$662.4	$672.6

Paid-In Capital
Balance, Beginning of year	$1,007.1	$939.7	$892.9
Stock options exercised	20.4	23.8	15.3
Tax benefit from exercise/vesting of stock-based compensation	6.4	14.0	9.7
Treasury shares purchased	(80.7)	(19.3)	(15.0)
Net restricted stock awards (issued) forfeited	.1	.3	(3.7)
Amortization of stock-based compensation	50.3	44.8	39.2
Other	2.6	3.8	1.3

Balance, End of year	$1,006.2	$1,007.1	$939.7

Retained Earnings
Balance, Beginning of year	$3,595.7	$3,683.1	$2,697.8
Cumulative effect of change in accounting principle	0	0	189.6
Net income	1,015.5	1,068.3	1,057.5
Cash dividends declared on common shares ($.4072, $1.3987, and $.1613 per share)	(248.1)	(924.8)	(108.5)
Treasury shares purchased	(865.8)	(226.0)	(154.5)
Other, net	(2.3)	(4.9)	1.2

Balance, End of year	$3,495.0	$3,595.7	$3,683.1

Accumulated Other Comprehensive Income, Net of Tax
Balance, Beginning of year	$783.7	$453.2	$(51.9)
Cumulative effect of change in accounting principle	0	0	(189.6)
Other comprehensive income (loss)	(91.2)	330.5	694.7

Balance, End of year	$692.5	$783.7	$453.2

Total Shareholders’ Equity	$5,806.7	$6,048.9	$5,748.6

There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.

App.-A-4

The Progressive Corporation and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31,

(millions)	2011	2010	2009
Cash Flows From Operating Activities
Net income	$1,015.5	$1,068.3	$1,057.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	88.5	83.1	87.3
Amortization of fixed-income securities	233.0	229.2	230.8
Amortization of stock-based compensation	50.5	45.9	40.3
Net realized (gains) losses on securities	(102.6)	(96.1)	(27.1)
Net (gains) losses on disposition of property and equipment	8.7	2.3	13.3
Net (gains) losses on extinguishment of debt	.1	(6.4)	0
Changes in:
Premiums receivable	(191.4)	(283.6)	(46.2)
Reinsurance recoverables	(76.5)	(176.7)	(276.3)
Prepaid reinsurance premiums	18.3	(18.8)	(6.9)
Deferred acquisition costs	(16.4)	(15.0)	11.8
Income taxes	28.4	48.1	29.7
Unearned premiums	225.6	180.8	(3.0)
Loss and loss adjustment expense reserves	174.8	418.0	475.6
Accounts payable, accrued expenses, and other liabilities	35.5	210.2	(71.8)
Other, net	5.9	(10.0)	(28.2)

Net cash provided by operating activities	1,497.9	1,679.3	1,486.8

Cash Flows From Investing Activities
Purchases:
Fixed maturities	(6,032.4)	(4,491.7)	(10,046.3)
Equity securities	(582.0)	(511.4)	(624.2)
Sales:
Fixed maturities	4,442.6	3,055.8	7,950.0
Equity securities	423.5	241.9	919.4
Maturities, paydowns, calls, and other:
Fixed maturities	1,540.9	1,341.1	842.5
Equity securities	0	0	15.7
Net sales (purchases) of short-term investments – other	(461.0)	(11.5)	75.6
Net unsettled security transactions	(.6)	(54.0)	(246.5)
Purchases of property and equipment	(78.9)	(64.7)	(66.6)
Sales of property and equipment	3.0	8.0	1.8

Net cash used in investing activities	(744.9)	(486.5)	(1,178.6)

Cash Flows From Financing Activities
Proceeds from exercise of stock options	22.4	27.2	18.8
Tax benefit from exercise/vesting of stock-based compensation	6.4	14.0	9.7
Proceeds from debt issuance	491.9	0	0
Reacquisition of debt	(15.0)	(214.3)	0
Dividends paid to shareholders	(263.6)	(763.7)	0
Acquisition of treasury shares	(997.8)	(258.6)	(180.6)

Net cash used in financing activities	(755.7)	(1,195.4)	(152.1)

Effect of exchange rate changes on cash	(.5)	.8	1.7

Increase (decrease) in cash	(3.2)	(1.8)	157.8
Cash, Beginning of year	158.9	160.7	2.9

Cash, End of year	$155.7	$158.9	$160.7

See notes to consolidated financial statements.

App.-A-5

The Progressive Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2011, 2010, and 2009

1.  REPORTING AND ACCOUNTING POLICIES

Nature of Operations  The Progressive Corporation, an insurance holding company formed in 1965, owned 54 subsidiaries and had 1 mutual insurance company affiliate (collectively the “subsidiaries”) as of December 31, 2011. Our insurance subsidiaries provide personal and commercial automobile insurance and other specialty property-casualty insurance and related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles through both an independent insurance agency channel and a direct channel. Our Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses through both the independent agency and direct channels. We operate our businesses throughout the United States; we also sell personal auto physical damage insurance via the Internet in Australia.

Basis of Consolidation and Reporting  The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries, which are wholly owned, and a mutual company affiliate, for which we have a controlling financial interest. All intercompany accounts and transactions are eliminated in consolidation.

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

Derivative instruments may include futures, options, forward positions, foreign currency forwards, interest rate swap agreements, and credit default swaps and may be used in the portfolio for general investment purposes or to hedge the exposure to:

•	Changes in fair value of an asset or liability (fair value hedge)
•	Foreign currency of an investment in a foreign operation (foreign currency hedge), or
•	Variable cash flows of a forecasted transaction (cash flow hedge).

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

Derivatives designated as hedges are required to be evaluated on established criteria to determine the effectiveness of their correlation to, and ability to reduce the designated risk of, specific securities or transactions. Effectiveness is required to be reassessed regularly. Hedges that are deemed to be effective would be accounted for as follows:

•	Fair value hedge: changes in fair value of the hedge, as well as the hedged item, would be recognized in income in the period of change while the hedge is in effect.
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

Investment securities are exposed to various risks such as interest rate, market, credit, and liquidity risk. Fair values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the portfolio’s value in the near term. We regularly monitor our portfolio for price changes, which might indicate potential impairments, and perform detailed reviews of securities with unrealized losses. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial condition, business prospects, or other factors, (ii) market-related factors, such as

App.-A-7

interest rates or equity market declines, or (iii) credit-related losses, where the present value of cash flows expected to be collected are lower than the amortized cost basis of the security.

We analyze our debt securities to determine if we intend to sell, or if it is more likely than not that we will be required to sell, the security prior to recovery and, if so, we write down the security to its current fair value, with the entire amount of the write-down recorded to earnings. To the extent that it is more likely than not that we will hold the debt security until recovery (which could be maturity), we determine if any of the decline in value is due to a credit loss (i.e., where the present value of future cash flows expected to be collected is lower than the amortized cost basis of the security) and, if so, we recognize that portion of the impairment in the comprehensive income statement, with the difference (i.e., non-credit related impairment) recognized as part of our net unrealized gains (losses) in accumulated other comprehensive income. When an equity security (common equity and nonredeemable preferred stock) in our investment portfolio has an unrealized loss in fair value that is deemed to be other-than-temporary, we reduce the book value of such security to its current fair value, recognizing the decline as a realized loss in the comprehensive income statement. Any future changes in fair value, either increases or decreases, are reflected as changes in unrealized gains (losses) as part of accumulated other comprehensive income.

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

Reinsurance  Our reinsurance transactions primarily include premiums ceded to state-provided reinsurance facilities (e.g., Michigan Catastrophic Claims Association and North Carolina Reinsurance Facility) and premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures/Plans – “CAIP”) (collectively, “State Plans”) (see Note 7 – Reinsurance for further discussion). We cede 100% of the premiums written in our professional liability insurance businesses as we continue our exit of these markets. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums written.

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

App.-A-8

Property and Equipment  Property and equipment are recorded at cost, less accumulated depreciation, and includes capitalized software developed or acquired for internal use. Depreciation is recognized over the estimated useful lives of the assets using accelerated methods for most computer equipment and the straight-line method for certain computer equipment and all other fixed assets. The useful lives range from 2 to 4 years for computer equipment and laptop computers, 10 to 40 years for buildings and improvements, and 3 to 10 years for all other property and equipment. Land and buildings comprised 75% and 76% of total property and equipment at December 31, 2011 and 2010, respectively.

Total capitalized interest, which primarily relates to capitalized software projects, for the years ended December 31, was:

(millions)	Capitalized Interest
2011	$.4
2010	1.1
2009	2.6

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

Stock-Based Compensation  We currently issue time-based and performance-based restricted stock unit awards to key members of management as our form of equity compensation, and time-based restricted stock awards to non-employee directors. Prior to 2010, we issued restricted stock awards, instead of restricted stock unit awards, to employees. Collectively, we refer to these awards as “restricted equity awards.” We currently do not issue stock options as a form of equity compensation. Compensation expense for time-based restricted equity awards with installment vesting is recognized over each respective vesting period. For performance-based restricted equity awards, compensation expense is recognized over the respective vesting periods.

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

The total compensation expense recognized for our stock-based compensation for the years ended December 31, was:

(millions)	2011	2010	2009
Pretax expense	$50.5	$45.9	$40.3
Tax benefit	17.7	16.1	14.1

Net Income Per Share  Basic net income per share is computed using the weighted average number of common shares outstanding during the reporting period, excluding unvested time-based and performance-based restricted equity awards that are subject to forfeiture. Diluted net income per share includes common stock equivalents assumed outstanding during the period. Our common stock equivalents include the incremental shares assumed to be issued for:

•	stock option exercises (all employee stock options expired December 31, 2011)
•	time-based restricted equity awards, and
•	certain performance-based restricted equity awards that satisfied contingency conditions during the period.

App.-A-9

Supplemental Cash Flow Information  Cash includes only bank demand deposits. Non-cash activity includes declared but unpaid dividends. For the years ended December 31, we paid the following:

(millions)	2011	2010	2009
Income taxes, net of refunds	$435.0	$434.0	$461.7
Interest	129.5	138.4	144.7

New Accounting Standards  During 2010, the Financial Accounting Standards Board (FASB) issued an accounting standard update related to the accounting for the deferral of costs associated with the successful acquisition or renewal of insurance contracts. This standard is intended to help reduce diversity in practice and is effective for fiscal years beginning after December 15, 2011 (January 2012 for calendar-year companies). Upon adoption, we will defer less acquisition costs under this new standard. At December 31, 2011, we had approximately $23 million of deferred acquisition costs that no longer met the criteria for deferral as of January 1, 2012. Pursuant to the guidance, we elected to adopt this standard on a prospective basis and, therefore, will recognize the effect of this accounting change into income primarily over the first six months of 2012, consistent with our insurance policy terms.

For the year ended December 31, 2011, we elected to early adopt the accounting standard update for the presentation of other comprehensive income that was issued by the FASB during 2011. This standard, which is effective for fiscal periods that begin after December 15, 2011 (January 2012 for calendar-year companies), requires entities to present items of net income and other comprehensive income in two separate, but consecutive, statements or, as we elected, together in one continuous statement, which we refer to as the Consolidated Statements of Comprehensive Income. There were no changes to the calculation of the components of net income or other comprehensive income as a result of this standard.

Reclassifications  Certain amounts in the Notes to Consolidated Financial Statements were reclassified for 2010 and 2009 in order to conform to current-year presentation requirements.

App.-A-10

2. INVESTMENTS

The following tables present the composition of our investment portfolio by major security type, consistent with our internal classification of how we manage, monitor, and measure the portfolio:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Fair Value
December 31, 2011
Fixed maturities:
U.S. government obligations	$2,842.7	$120.3	$0	$0	$2,963.0	18.6%
State and local government obligations	1,938.6	64.1	(.6)	0	2,002.1	12.5
Corporate debt securities	2,801.5	94.3	(6.5)	6.9	2,896.2	18.1
Residential mortgage-backed securities	452.9	9.3	(35.3)	0	426.9	2.7
Commercial mortgage-backed securities	1,829.8	52.3	(5.5)	0	1,876.6	11.8
Other asset-backed securities	1,210.9	11.3	(1.3)	(.3)	1,220.6	7.6
Redeemable preferred stocks	379.3	18.6	(24.0)	0	373.9	2.3

Total fixed maturities	11,455.7	370.2	(73.2)	6.6	11,759.3	73.6
Equity securities:
Nonredeemable preferred stocks	473.7	342.6	(3.7)	(6.3)	806.3	5.1
Common equities	1,431.0	440.0	(25.4)	0	1,845.6	11.6
Short-term investments:
Other short-term investments	1,551.8	0	0	0	1,551.8	9.7

Total portfolio[2,3]	$14,912.2	$1,152.8	$(102.3)	$.3	$15,963.0	100.0%

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Fair Value
December 31, 2010
Fixed maturities:
U.S. government obligations	$3,203.2	$56.3	$(16.9)	$0	$3,242.6	20.9%
State and local government obligations	1,955.5	43.0	(9.4)	0	1,989.1	12.8
Corporate debt securities	2,579.0	78.1	(13.3)	2.3	2,646.1	17.0
Residential mortgage-backed securities	567.1	17.8	(21.3)	0	563.6	3.6
Commercial mortgage-backed securities	1,772.1	66.9	(6.9)	0	1,832.1	11.8
Other asset-backed securities	1,063.9	12.4	(2.2)	(.1)	1,074.0	6.9
Redeemable preferred stocks	490.0	29.6	(17.1)	0	502.5	3.3

Total fixed maturities	11,630.8	304.1	(87.1)	2.2	11,850.0	76.3
Equity securities:
Nonredeemable preferred stocks	601.3	560.2	0	(3.9)	1,157.6	7.5
Common equities	1,021.7	406.5	(3.2)	0	1,425.0	9.2
Short-term investments:
Other short-term investments	1,090.8	0	0	0	1,090.8	7.0

Total portfolio[2,3]	$14,344.6	$1,270.8	$(90.3)	$(1.7)	$15,523.4	100.0%

[1]	Represents net holding period gains (losses) on certain hybrid securities (discussed below).

[2]	Excludes $46.9 million and $46.3 million at December 31, 2011 and 2010, respectively, of net unsettled security transactions included in other assets.

[3]

The total fair value of the portfolio includes $2.0 billion and $2.2 billion at December 31, 2011 and 2010, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

Our other short-term investments include Eurodollar deposits, commercial paper, reverse repurchase transactions, and other investments that are expected to mature within one year. At December 31, 2011 and 2010, we had $10.0 million and $0, respectively, in treasury bills issued by the Australian government, included in other short-term investments.

App.-A-11

Included in our fixed-maturity and equity securities are hybrid securities, which are reported at fair value at December 31:

(millions)	2011	2010
Fixed maturities:
Corporate debt securities	$234.9	$176.4
Other asset-backed securities	15.5	14.9

Total fixed maturities	250.4	191.3
Equity securities:
Nonredeemable preferred stocks	14.2	52.8

Total hybrid securities	$264.6	$244.1

Certain corporate debt securities are accounted for as hybrid securities since they were acquired at a substantial premium and contain a change-in-control put option (derivative) that permits the investor, at its sole option once the change of control is triggered, to put the security back to the issuer at a 1% premium to par. Due to this change-in-control put option and the market premium paid to acquire these securities, there is the potential that the election to put, upon the change-in-control, could result in an acceleration of the remaining premium paid on these securities, which would result in a loss of $17.4 million as of December 31, 2011, if all of the bonds experienced a simultaneous change-in-control and we elected to exercise all of our put options. We are under no obligation to exercise the put option we hold if a change-in-control occurs. The put feature limits the potential loss in value that could be experienced in the event a corporate action occurs that results in a change-in-control which materially diminishes the credit quality of the issuer.

In our asset-backed portfolio, we hold one hybrid security that was acquired at a deep discount to par due to a failing auction, and contains a put option that allows the investor to put that security back to the auction at par. If the auction is restored, this embedded derivative has the potential to more than double our initial investment yield.

The hybrid securities in our nonredeemable preferred stock portfolio are perpetual preferred stocks that have call features with fixed-rate coupons, whereby the change in value of the call features is a component of the overall change in the value of the preferred stocks.

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

At December 31, 2011, bonds and certificates of deposit in the principal amount of $150.7 million were on deposit to meet state insurance regulatory and/or rating agency requirements. We did not have any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2011 or 2010. At December 31, 2011, we did not have any debt securities that were non-income producing during the preceding 12 months.

Fixed Maturities The composition of fixed maturities by maturity at December 31, 2011, was:

(millions)	Cost	Fair Value
Less than one year	$1,399.0	$1,418.8
One to five years	8,582.6	8,850.9
Five to ten years	1,380.9	1,398.0
Ten years or greater	92.5	90.9

Total[1]	$11,455.0	$11,758.6

[1]	Excludes $0.7 million of gains on the open credit default swap positions.

Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities which do not have a single maturity date are reported at expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

App.-A-12

Gross Unrealized Losses  As of December 31, 2011, we had $76.9 million of gross unrealized losses in our fixed-income securities and $25.4 million in our common equities. We currently do not intend to sell the fixed-income securities and determined that it is more likely than not that we will not be required to sell these securities for the period of time necessary to recover their cost bases. A review of our fixed-income securities indicated that the issuers were current with respect to their interest obligations and that there was no evidence of any deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity. In addition, 97% of our common stock portfolio was indexed to the Russell 1000, as such this portfolio may contain securities in a loss position for an extended period of time as long as there is no evidence of an issuer-specific impairment, and we may retain these securities as long as the portfolio and index correlation remain similar. The remaining 3% of our common stocks are part of a managed equity strategy, selected by an external investment advisor. If our strategy were to change and these securities were determined to be other-than-temporarily impaired, we would recognize a write-down in accordance with our stated policy.

The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

	Total Fair Value	Gross Unrealized Losses	Less than 12 Months		12 Months or Greater
(millions)			Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2011
Fixed maturities:
U.S. government obligations	$0	$0	$0	$0	$0	$0
State and local government obligations	93.6	(.6)	79.5	(.5)	14.1	(.1)
Corporate debt securities	262.7	(6.5)	137.3	(4.6)	125.4	(1.9)
Residential mortgage-backed securities	308.7	(35.3)	34.4	(2.0)	274.3	(33.3)
Commercial mortgage-backed securities	203.7	(5.5)	161.4	(3.5)	42.3	(2.0)
Other asset-backed securities	284.2	(1.3)	259.7	(1.0)	24.5	(.3)
Redeemable preferred stocks	191.4	(24.0)	43.5	(1.5)	147.9	(22.5)

Total fixed maturities	1,344.3	(73.2)	715.8	(13.1)	628.5	(60.1)
Equity securities:
Nonredeemable preferred stocks	19.5	(3.7)	19.5	(3.7)	0	0
Common equities	214.6	(25.4)	196.7	(23.1)	17.9	(2.3)

Total equity securities	234.1	(29.1)	216.2	(26.8)	17.9	(2.3)

Total portfolio	$1,578.4	$(102.3)	$932.0	$(39.9)	$646.4	$(62.4)

	Total Fair Value	Gross Unrealized Losses	Less than 12 Months		12 Months or Greater
(millions)			Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2010
Fixed maturities:
U.S. government obligations	$495.3	$(16.9)	$495.3	$(16.9)	$0	$0
State and local government obligations	461.9	(9.4)	454.0	(8.7)	7.9	(.7)
Corporate debt securities	589.3	(13.3)	541.3	(11.6)	48.0	(1.7)
Residential mortgage-backed securities	314.1	(21.3)	74.0	(1.0)	240.1	(20.3)
Commercial mortgage-backed securities	332.0	(6.9)	269.7	(3.1)	62.3	(3.8)
Other asset-backed securities	214.8	(2.2)	209.8	(1.1)	5.0	(1.1)
Redeemable preferred stocks	216.7	(17.1)	0	0	216.7	(17.1)

Total fixed maturities	2,624.1	(87.1)	2,044.1	(42.4)	580.0	(44.7)
Equity securities:
Nonredeemable preferred stocks	0	0	0	0	0	0
Common equities	60.5	(3.2)	57.3	(3.1)	3.2	(.1)

Total equity securities	60.5	(3.2)	57.3	(3.1)	3.2	(.1)

Total portfolio	$2,684.6	$(90.3)	$2,101.4	$(45.5)	$583.2	$(44.8)

App.-A-13

Other-Than-Temporary Impairment (OTTI)  The following table shows the total non-credit portion of the OTTI recorded in accumulated other comprehensive income, reflecting the original non-credit loss at the time the credit impairment was determined:

	December 31,
(millions)	2011	2010
Fixed maturities:
Residential mortgage-backed securities	$(44.8)	$(44.3)
Commercial mortgage-backed securities	(1.0)	(1.0)

Total fixed maturities	$(45.8)	$(45.3)

The following tables provide rollforwards of the amounts related to credit losses recognized in earnings for the periods ended December 31, 2011 and 2010, for which a portion of the OTTI losses were also recognized in accumulated other comprehensive income at the time the credit impairments were determined and recognized:

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Corporate Debt	Total
Beginning balance at January 1, 2011	$32.3	$1.0	$6.5	$39.8
Credit losses for which an OTTI was previously recognized	1.4	0	0	1.4
Credit losses for which an OTTI was not previously recognized	1.1	.4	0	1.5
Change in recoveries of future cash flows expected to be collected[1,2]	.8	.3	(6.5)	(5.4)
Reductions for previously recognized credit impairments written down to fair value[3]	(1.1)	(.4)	0	(1.5)

Ending balance at December 31, 2011	$34.5	$1.3	$0	$35.8

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Corporate Debt	Total
Beginning balance at January 1, 2010	$41.1	$.9	$6.5	$48.5
Credit losses for which an OTTI was previously recognized	3.0	.3	0	3.3
Credit losses for which an OTTI was not previously recognized	2.4	1.0	0	3.4
Change in recoveries of future cash flows expected to be collected[1]	(5.3)	(.4)	0	(5.7)
Reductions for previously recognized credit impairments written down to fair value[3]	(8.9)	(.8)	0	(9.7)

Ending balance at December 31, 2010	$32.3	$1.0	$6.5	$39.8

[1]	Reflects expected recovery of prior period impairments that will be accreted into income over the remaining life of the security.

[2]	Includes $2.0 million received on a residential mortgage-backed security in excess of the cash flows expected to be collected at the time of the write-down.

[3]	Reflects reductions of prior credit impairments where the current credit impairment requires writing securities down to fair value (i.e., no remaining non-credit loss).

Since we determined that it is more likely than not that we will not be required to sell the securities prior to the recovery of their respective cost bases (which could be maturity), in order to measure the amount of credit losses on the securities that were determined to be other-than-temporarily impaired, we considered a number of factors and inputs related to the individual securities. The methodology and significant inputs used to measure the amount of credit losses in our portfolio included: current performance indicators on the underlying assets (e.g., delinquency rates, foreclosure rates, and default rates), credit support (via current levels of subordination), and historical credit ratings. Updated cash flow expectations were also generated by our portfolio managers based upon these performance indicators. In order to determine the amount of credit loss, if any, the net present value of the cash flows expected (i.e., expected recovery value) was calculated using the current book yield for each security, and was compared to its current amortized value. In the event that the net present value was below the amortized value, a credit loss was deemed to exist, and the security was written down.

App.-A-14

Net Realized Gains (Losses) The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2011	2010	2009
Gross realized gains on security sales
Fixed maturities:
U.S. government obligations	$59.1	$39.8	$103.1
State and local government obligations	3.5	10.0	35.2
Corporate and other debt securities	23.0	30.9	20.5
Residential mortgage-backed securities	2.0	0	0
Commercial mortgage-backed securities	.3	1.0	.8
Other asset-backed securities	2.1	.8	0
Redeemable preferred stocks	4.6	8.5	0

Total fixed maturities	94.6	91.0	159.6
Equity securities:
Nonredeemable preferred stocks	148.9	83.6	32.6
Common equities	11.9	13.8	148.5

Subtotal gross realized gains on security sales	255.4	188.4	340.7

Gross realized losses on security sales
Fixed maturities:
U.S. government obligations	(9.3)	(12.9)	(2.1)
State and local government obligations	0	0	(7.6)
Corporate and other debt securities	(3.5)	(.5)	(.5)
Residential mortgage-backed securities	0	0	(3.2)
Commercial mortgage-backed securities	0	0	(9.9)
Other asset-backed securities	0	0	(.7)
Redeemable preferred stocks	(2.2)	(5.2)	0

Total fixed maturities	(15.0)	(18.6)	(24.0)
Equity securities:
Nonredeemable preferred stocks	0	0	(57.3)
Common equities	(36.5)	(7.2)	(40.0)

Subtotal gross realized losses on security sales	(51.5)	(25.8)	(121.3)

Net realized gains (losses) on security sales
Fixed maturities:
U.S. government obligations	49.8	26.9	101.0
State and local government obligations	3.5	10.0	27.6
Corporate and other debt securities	19.5	30.4	20.0
Residential mortgage-backed securities	2.0	0	(3.2)
Commercial mortgage-backed securities	.3	1.0	(9.1)
Other asset-backed securities	2.1	.8	(.7)
Redeemable preferred stocks	2.4	3.3	0

Total fixed maturities	79.6	72.4	135.6
Equity securities:
Nonredeemable preferred stocks	148.9	83.6	(24.7)
Common equities	(24.6)	6.6	108.5

Subtotal net realized gains (losses) on security sales	203.9	162.6	219.4

Other-than-temporary impairment losses
Fixed maturities:
Residential mortgage-backed securities	(3.3)	(11.1)	(32.0)
Commercial mortgage-backed securities	(.6)	(1.9)	(.9)
Redeemable preferred stocks	0	0	(6.1)

Total fixed maturities	(3.9)	(13.0)	(39.0)
Equity securities:
Nonredeemable preferred stocks	0	0	(158.8)
Common equities	(.2)	(.5)	(10.3)

Subtotal other-than-temporary impairment losses	(4.1)	(13.5)	(208.1)

Net holding period gains (losses)
Hybrid securities	1.7	5.5	14.5
Derivative instruments	(98.9)	(58.5)	1.3

Subtotal net holding period gains (losses)	(97.2)	(53.0)	15.8

Total net realized gains (losses) on securities	$102.6	$96.1	$27.1

App.-A-15

Gross realized gains and losses were the result of sales transactions in our fixed-income portfolio, affected by movements in credit spreads and interest rates, rebalancing of our equity-indexed portfolio, tax management, and holding period valuation changes on hybrids and derivatives. Also included are write-downs for securities determined to be other-than-temporarily impaired in our fixed-maturity and/or equity portfolios.

Net Investment Income  The components of net investment income for the years ended December 31, were:

(millions)	2011	2010	2009
Fixed maturities:
U.S. government obligations	$58.0	$80.8	$79.6
State and local government obligations	60.0	65.4	91.9
Corporate debt securities	106.7	84.3	48.2
Residential mortgage-backed securities	18.6	21.7	33.4
Commercial mortgage-backed securities	83.4	99.1	90.7
Other asset-backed securities	24.5	21.8	9.7
Redeemable preferred stocks	33.0	45.5	47.5
Other debt obligations	0	0	.3

Total fixed maturities	384.2	418.6	401.3
Equity securities:
Nonredeemable preferred stocks	57.7	70.6	89.7
Common equities	35.7	27.3	13.3
Short-term investments:
Other short-term investments	2.4	3.6	2.7

Investment income	480.0	520.1	507.0
Investment expenses	(13.5)	(11.9)	(11.1)

Net investment income	$466.5	$508.2	$495.9

Trading Securities  At December 31, 2011 and 2010, we did not hold any trading securities and we did not have any net realized gains (losses) on trading securities for the years ended December 31, 2011, 2010, and 2009.

Derivative Instruments  We have invested in the following derivative exposures at various times: interest rate swaps, asset-backed credit default swaps, U.S. corporate debt credit default swaps, cash flow hedges, and equity options.

For all derivative positions discussed below, realized holding period gains and losses are netted with any upfront cash that may be exchanged under the contract to determine if the net position should be classified either as an asset or liability. To be reported as an asset and a component of the available-for-sale portfolio, the inception-to-date realized gain on the derivative position at period end would have to exceed any upfront cash received (net derivative asset). On the other hand, a net derivative liability would include any inception-to-date realized loss plus the amount of upfront cash received (or netted, if upfront cash was paid) and would be reported as a component of other liabilities. These net derivative assets/liabilities are not separately disclosed on the balance sheet due to their immaterial effect on our financial condition, cash flows, and results of operations.

App.-A-16

The following table shows the status of our derivative instruments at December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010, and 2009; amounts are on a pretax basis:

(millions)					Balance Sheet			Income Statement
	Notional Value[1]					Assets (Liabilities) Fair Value		Net Realized Gains (Losses) on Securities
	December 31,					December 31,		Years ended December 31,
Derivatives designated as:	2011	2010	2009	Purpose	Classification	2011	2010	2011	2010	2009
Hedging instruments
Closed:
Foreign currency cash flow hedge	$0	$0	$8	Forecasted transaction	Accumulated other comprehensive income	$0	$0	$0	$0	$0

Ineffective cash flow hedge	15	223	0	Manage interest rate risk	NA	0	0	.3	5.8	0

Non-hedging instruments
Assets:
Interest rate swaps	0	0	713	Manage portfolio duration	Investments - fixed maturities	0	0	0	0	.1

Corporate credit default swaps	25	35	0	Manage credit risk	Investments - fixed maturities	.7	1.3	(.2)	2.5	0

Liabilities:
Interest rate swaps	1,263	713	0	Manage portfolio duration	Other liabilities	(76.1)	(41.7)	(74.0)	(66.6)	0

Corporate credit default swaps	0	0	25	Manage credit risk	Other liabilities	0	0	0	0	(.6)

Closed:
Interest rate swaps	350	0	4,186	Manage portfolio duration	NA	0	0	(25.5)	0	10.4

Corporate credit default swaps	10	25	7	Manage credit risk	NA	0	0	.5	(.2)	(.4)

Equity options[2] (177,190 contracts)	NA	NA	NA	Manage price risk	NA	0	0	0	0	(9.1)

Foreign currency trade	0	0	8	Manage currency risk	NA	0	0	0	0	.9

Total	NA	NA	NA			$(75.4)	$(40.4)	$(98.9)	$(58.5)	$1.3

[1]The	amounts represent the value held at year-end for open positions and the maximum amount held during the year for closed positions.

[2]Each	contract is equivalent to 100 shares of common stock of the issuer; we had no option activity in 2011 or 2010.

NA = Not Applicable

CASH FLOW HEDGES

During the year ended December 31, 2011, we repurchased $15.0 million principal amount of our 6.70% Junior Subordinated Debentures due 2067 (the “6.70% Debentures”) at or near par in the open market (see Note 4 – Debt for further discussion). We reclassified $0.3 million (pretax) from accumulated other comprehensive income on the balance sheet to net realized gains (losses) on securities on the comprehensive income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the repurchased 6.70% Debentures.

During 2010, we finalized our tender offer for, and repurchased $222.9 million principal amount of, the 6.70% Debentures. We reclassified $5.8 million (pretax) from accumulated other comprehensive income on the balance sheet to net realized

App.-A-17

gains (losses) on securities on the comprehensive income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the 6.70% Debentures that were repurchased pursuant to the tender offer.

In anticipation of issuing the 6.70% Debentures in 2007, we entered into a forecasted debt issuance hedge (cash flow hedge) against a possible rise in interest rates. Upon issuance of the 6.70% Debentures, the hedge was closed, and we recognized a pretax gain of $34.4 million, which was recorded as part of accumulated other comprehensive income. The $34.4 million gain, less the $0.3 million and $5.8 million reclassifications mentioned above, was deferred and is being recognized as a decrease to interest expense over the 10-year fixed interest rate term of the 6.70% Debentures.

During 2011, we issued $500 million of 3.75% Senior Notes due 2021 (the “3.75% Senior Notes”) and entered into a forecasted debt issuance hedge (cash flow hedge) against a possible rise in interest rates (see Note 4 – Debt for further discussion). Upon issuance of the 3.75% Senior Notes in August 2011, the hedge was closed and we recognized, as part of accumulated other comprehensive income, a pretax unrealized loss of $5.1 million. The $5.1 million loss was deferred and is being recognized as an increase to interest expense over the life of the 3.75% Senior Notes.

During 2011, 2010, and 2009, we recognized $2.6 million, $2.7 million, and $2.8 million, respectively, as net decreases to interest expense on our closed debt issuance cash flow hedges.

In 2009, we realized a foreign currency trade gain of $0.9 million, reflecting the previously deferred gain on our foreign currency cash flow hedge, which was opened during 2008 and closed in 2009.

INTEREST RATE SWAPS

At December 31, 2011, 2010, and 2009, we invested in interest rate swap positions primarily to manage the fixed-income portfolio duration. During the year ended December 31, 2011, we held a 9-year interest rate swap position (opened in 2009) and two 5-year interest rate swap positions (opened in 2011); in each case, we are paying a fixed rate and receiving a variable rate, effectively shortening the duration of our fixed-income portfolio. We closed a portion of the 9-year position during 2011. The combined open positions have generated an aggregate realized loss, as interest rates have fallen since the inception of these positions. As of December 31, 2011, 2010, and 2009, we delivered $81.7 million, $52.2 million, and $0, respectively, in cash collateral to the applicable counterparty on these positions.

CORPORATE CREDIT DEFAULT SWAPS

Financial Services Sector – At December 31, 2011, 2010, and 2009, we held a position, which was opened during 2008, on one corporate issuer within the financial services sector where we bought credit default protection in the form of a credit default swap for a 5-year time horizon. We hold this protection to reduce some of our exposure to additional valuation declines on a preferred stock position of the same issuer. As of December 31, 2011 and 2010, we received $0.7 million and $0.5 million, respectively, in cash collateral from the counterparty on this corporate credit default swap position. As of December 31, 2009, we delivered $0.6 million in cash collateral to the counterparty on this corporate credit default swap position.

Automotive Sector – During 2011, we closed a position that was opened during 2010 where we sold credit protection in the form of a corporate credit default swap on one issuer in the automotive sector for a 5-year time horizon. We acquired an equal par value amount of U.S. Treasury Notes with a similar maturity to cover the credit default swap’s notional exposure. As of December 31, 2010, we received $1.1 million in cash collateral from the counterparty on this position.

Technology Sector – During 2010, we opened and closed two positions on one corporate issuer within the technology sector for which we bought credit default protection in the form of credit default swaps for 2-year and 4-year time horizons. We paid $0.2 million in upfront cash when we entered into the 4-year exposure position. We held this protection to reduce our exposure to additional valuation declines on a corporate position of the same issuer due to potential future credit impairment. We also opened and closed a position during 2009, for which we bought credit default protection in the form of credit default swaps for a 2-year time horizon on one corporate issuer within the technology sector. We paid $0.6 million in upfront cash when we entered this position.

EQUITY OPTIONS

We held no equity option positions during the years ended December 31, 2011 or 2010. During the year ended December 31, 2009, we opened and closed positions pursuant to which we simultaneously sold and purchased a substantially equivalent amount of call and put options, respectively, on Citigroup common stock, which related to our

App.-A-18

preferred stock holding. The purpose of this transaction was to effect a forward sale of a portion of the common stock we expected to receive from Citigroup resulting from the conversion of our preferred stock holding into common stock pursuant to Citigroup’s exchange that occurred during 2009. This was achieved through matching the strike price and term of the option contracts and was meant to offset the downside price risk of the common stock during the time period pending the exchange. All of the common stock we received from the preferred stock conversion was sold by the end of 2009.

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

App.-A-19

The composition of the investment portfolio by major security type was:

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2011
Fixed maturities:
U.S. government obligations	$2,963.0	$0	$0	$2,963.0	$2,842.7
State and local government obligations	0	2,002.1	0	2,002.1	1,938.6
Corporate debt securities	0	2,896.2	0	2,896.2	2,801.5

Subtotal	2,963.0	4,898.3	0	7,861.3	7,582.8

Asset-backed securities:
Residential mortgage-backed	0	364.6	62.3	426.9	452.9
Commercial mortgage-backed	0	1,855.3	21.3	1,876.6	1,829.8
Other asset-backed	0	1,218.0	2.6	1,220.6	1,210.9

Subtotal asset-backed securities	0	3,437.9	86.2	3,524.1	3,493.6

Redeemable preferred stocks:
Financials	24.1	107.2	0	131.3	124.3
Utilities	0	68.1	0	68.1	70.8
Industrials	0	174.5	0	174.5	184.2

Subtotal redeemable preferred stocks	24.1	349.8	0	373.9	379.3

Total fixed maturities	2,987.1	8,686.0	86.2	11,759.3	11,455.7

Equity securities:
Nonredeemable preferred stocks:
Financials	227.9	525.4	0	753.3	433.7
Utilities	0	53.0	0	53.0	40.0
Industrials	0	0	0	0	0

Subtotal nonredeemable preferred stocks	227.9	578.4	0	806.3	473.7

Common equities:
Common stocks	1,834.1	0	0	1,834.1	1,427.3
Other equity-like investments	0	0	11.5	11.5	3.7

Subtotal common equities	1,834.1	0	11.5	1,845.6	1,431.0

Total fixed maturities and equity securities	$5,049.1	$9,264.4	$97.7	14,411.2	13,360.4

Short-term investments:
Other short-term investments[1]				1,551.8	1,551.8

Total portfolio				$15,963.0	$14,912.2

Debt[2]				$2,664.7	$2,442.1

App.-A-20

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2010
Fixed maturities:
U.S. government obligations	$3,242.6	$0	$0	$3,242.6	$3,203.2
State and local government obligations	0	1,989.1	0	1,989.1	1,955.5
Corporate debt securities	0	2,616.6	29.5	2,646.1	2,579.0

Subtotal	3,242.6	4,605.7	29.5	7,877.8	7,737.7

Asset-backed securities:
Residential mortgage-backed	0	466.9	96.7	563.6	567.1
Commercial mortgage-backed	0	1,804.6	27.5	1,832.1	1,772.1
Other asset-backed	0	1,069.0	5.0	1,074.0	1,063.9

Subtotal asset-backed securities	0	3,340.5	129.2	3,469.7	3,403.1

Redeemable preferred stocks:
Financials	23.4	172.4	0	195.8	183.8
Utilities	0	71.4	0	71.4	70.2
Industrials	0	235.3	0	235.3	236.0

Subtotal redeemable preferred stocks	23.4	479.1	0	502.5	490.0

Total fixed maturities	3,266.0	8,425.3	158.7	11,850.0	11,630.8

Equity securities:
Nonredeemable preferred stocks:
Financials	490.2	565.1	0	1,055.3	514.3
Utilities	0	67.9	0	67.9	50.8
Industrials	0	34.4	0	34.4	36.2

Subtotal nonredeemable preferred stocks	490.2	667.4	0	1,157.6	601.3

Common equities:
Common stocks	1,413.2	0	0	1,413.2	1,017.6
Other equity-like investments	0	0	11.8	11.8	4.1

Subtotal common equities	1,413.2	0	11.8	1,425.0	1,021.7

Total fixed maturities and equity securities	$5,169.4	$9,092.7	$170.5	14,432.6	13,253.8

Short-term investments:
Other short-term investments[1]				1,090.8	1,090.8

Total portfolio				$15,523.4	$14,344.6

Debt[2]				$2,105.7	$1,958.2

[1]	Due to the underlying nature of these securities, cost approximates fair value.

[2]	Debt is not subject to measurement at fair value in the Consolidated Balance Sheets. Therefore, it is not broken out by hierarchy level; fair values are obtained from external sources.

Our portfolio valuations classified as either Level 1 or Level 2 in the above tables are priced exclusively by external sources, including: pricing vendors, dealers/market makers, and exchange-quoted prices. During 2011, we had one nonredeemable preferred security with a value of $44.2 million that was transferred from Level 1 to Level 2 due to the lack of an exchange-quoted price at year-end. The exchange price was not available due to illiquidity in the market place that is expected to be temporary. A consistent exchange-quoted price was previously available for this security, and we will continue to monitor the security for future exchange trading volume. We recognize transfers between levels at the end of the reporting period. We did not have any transfers between Level 1 and Level 2 for the year ended December 31, 2010.

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

At December 31, 2011, vendor-quoted prices represented 59% of our Level 1 classifications, compared to 63% at December 31, 2010. The securities quoted by vendors in Level 1 represent our holdings in U.S. Treasury Notes,

App.-A-21

which are frequently traded and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on an active exchange.

At December 31, 2011, vendor-quoted prices comprised 96% of our Level 2 classifications, while dealer-quoted prices represented 4%, compared to 94% and 6%, respectively, at December 31, 2010. In our process for selecting a source (e.g., dealer, pricing service) to provide pricing for securities in our portfolio, we reviewed documentation from the sources that detailed the pricing techniques and methodologies used by these sources and determined if their policies adequately considered market activity, either based on specific transactions for the particular security type or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. Once a source is chosen, we continue to monitor any changes or modifications to their processes by reviewing their documentation on internal controls for pricing and market reviews.

Our internal pricing policy is to consistently use a single source in order to maintain the integrity established when selecting the source initially. From time to time, we will obtain a quote from more than one source to help us further evaluate the market price of a security. Quotes obtained from the sources are not considered binding offers to transact a trade. Under our policy, when a review of the valuation received from our selected source appears outside what is considered market level activity (which is defined as trading at spreads or yields significantly different than comparable securities or outside the general sector level movement without a reasonable explanation), we may use an alternate source’s price. To the extent we determine that it is prudent to substitute one source’s price for another, we will contact the initial source to obtain an understanding of the factors that may be contributing to the significant price variance, which often leads the source to adjust their pricing input data for future pricing.

To allow us to determine if our initial source is providing a price that is outside of a reasonable range, we review our portfolio pricing on a weekly basis. We frequently challenge prices from our sources when a price provided does not match our expectations based on our evaluation of market trends/activity. Initially, we perform a global review of our portfolio by sector to identify securities whose prices appear outside of a reasonable range. We refine our review to analyze prices by specific criteria, such as whether the security is investment or non-investment-grade, prime or sub-prime, or a consumer product (e.g., auto, credit card). Through this review, we try to determine what contributed to the price variances among sources by analyzing spread movement, comparable security trades, if available, or industry or specific issuer fundamentals. We review quality control measures of our sources as they become available to determine if any significant changes have occurred from period to period that might indicate issues/concerns regarding their evaluation or market coverage. We also review data assumptions as supplied by our sources to determine if that data is relevant to current market conditions. In addition, we independently review each sector for transaction volumes, new issuances, and changes in spreads, as well as the overall movement of interest rates along the yield curve to determine if sufficient activity and liquidity exists to provide a credible source for our market valuations.

During each valuation period, we create internal estimations of portfolio valuation (performance returns), based on current market-related activity (i.e., interest rate and credit spread movements and other credit-related factors) within each major sector of our portfolio. We compare our internally generated portfolio results with those generated based on quotes we received externally and research material valuation differences. In addition, we compare our results to index returns for each major sector adjusting for duration and credit quality differences to better understand our portfolio’s results. Additionally, we review on a monthly basis our external sales transactions and compare the actual final market sales price to a previous market valuation price. This review provides us further validation that our pricing sources are providing market level prices, since we are able to explain significant price changes (i.e., greater than 2%) as known events occur in the market place and affect a particular security’s price at sale.

This analysis provides us additional comfort regarding the source’s process, the quality of their review, and their willingness to improve their analysis based on feedback from clients. We believe this collaborative effort helps ensure that we are reporting the most representative fair values of our securities.

After all the valuations are received and our review is complete, to the extent the inputs used by vendors are determined to not contain sufficient observable market information, we will reclassify the affected security valuations to Level 3. At December 31, 2011 and 2010, securities in our fixed-maturity portfolio listed as Level 3 were comprised substantially of securities that were either: (i) private placement deals, (ii) thinly held and/or traded securities, or (iii) non-investment-grade securities with little liquidity. Based on these factors, it was difficult to independently verify observable market inputs that were used to generate the external valuations we received. At December 31, 2011 and 2010, we had one private common

App.-A-22

equity security with a value of $10.2 million that was priced internally. Additionally, at December 31, 2011 and 2010, we had two fixed-maturity securities with an aggregate value of $0.5 million that were priced internally. Despite the lack of sufficient observable market information, based on the valuations received in conjunction with our procedures for evaluating third-party prices, we believe the fair values reported in the financial statements accurately reflect market prices.

The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2011 and 2010:

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2010	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss	Change in Valuation	Net Transfers In (Out)[1]	Fair value at Dec. 31, 2011
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$96.7	$(19.5)	$0	$0	$0	$.5	$(15.4)	$62.3
Commercial mortgage-backed	27.5	(.3)	0	0	0	(5.9)	0	21.3
Other asset-backed	5.0	(2.6)	0	0	0	.2	0	2.6

Total asset-backed securities	129.2	(22.4)	0	0	0	(5.2)	(15.4)	86.2
Corporate debt securities	29.5	0	0	(27.9)	(.6)	(1.0)	0	0
Other debt obligations	0	0	0	0	0	0	0	0
Redeemable preferred stocks:
Industrials	0	0	0	0	0	0	0	0

Total fixed maturities	158.7	(22.4)	0	(27.9)	(.6)	(6.2)	(15.4)	86.2

Equity securities:
Common equities:
Other equity-like investments	11.8	0	0	0	0	(.3)	0	11.5

Total Level 3 securities	$170.5	$(22.4)	$0	$(27.9)	$(.6)	$(6.5)	$(15.4)	$97.7

[1]	The $(15.4) million was transferred out of Level 3 into Level 2 due to the availability of vendor pricing on a residential mortgage-backed security.

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2009	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss	Change in Valuation	Net Transfers In (Out)[1]	Fair value at Dec. 31, 2010
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$46.1	$(20.9)	$55.6	$0	$0	$4.8	$11.1	$96.7
Commercial mortgage-backed	21.6	0	0	0	0	5.4	.5	27.5
Other asset-backed	7.8	(2.6)	0	0	0	(.2)	0	5.0

Total asset-backed securities	75.5	(23.5)	55.6	0	0	10.0	11.6	129.2
Corporate debt securities	28.2	0	0	0	0	1.3	0	29.5
Other debt obligations	1.1	0	0	0	0	(1.1)	0	0
Redeemable preferred stocks:
Industrials	53.1	0	0	0	0	0	(53.1)	0

Total fixed maturities	157.9	(23.5)	55.6	0	0	10.2	(41.5)	158.7

Equity securities:
Common equities:
Other equity-like investments	12.9	(2.1)	0	(.3)	.3	1.0	0	11.8

Total Level 3 securities	$170.8	$(25.6)	$55.6	$(.3)	$.3	$11.2	$(41.5)	$170.5

[1]

The net $(41.5) million of transfers out of Level 3 included: a $12.1 million transfer into Level 3 and subsequent transfer out of Level 3 at $(15.1) million due to sufficient trade volume, a $(53.1) million transfer out of Level 3 due to the availability of vendor pricing on a redeemable preferred stock, and $14.6 million of transfers into Level 3 due to the lack of trade volume.

App.-A-23

4. DEBT

Debt at December 31 consisted of:

	2011		2010
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
6.375% Senior Notes due 2012 (issued: $350.0, December 2001)	$350.0	$350.5	$349.6	$369.3
7% Notes due 2013 (issued: $150.0, October 1993)	149.7	162.4	149.6	165.0
3.75% Senior Notes due 2021 (issued: $500.0, August 2011)	497.0	525.3	0	0
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	295.0	364.4	294.8	329.9
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	394.4	492.4	394.2	433.3
6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (issued: $1,000.0, June 2007; outstanding: $762.1 and $777.1)	756.0	769.7	770.0	808.2

Total	$2,442.1	$2,664.7	$1,958.2	$2,105.7

All of the outstanding debt was issued by The Progressive Corporation. Debt includes amounts we have borrowed and contributed to the capital of our insurance subsidiaries or used, or have available for use, for other business purposes. Fair values are obtained from external sources. There are no restrictive financial covenants or credit rating triggers on our debt.

Interest on all debt is payable semiannually at the stated rates. However, the 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “6.70% Debentures”) will only bear interest at this fixed annual rate through, but excluding, June 15, 2017. Thereafter, the 6.70% Debentures will bear interest at an annual rate equal to the three-month LIBOR plus 2.0175%, and the interest will be payable quarterly.

In September 2011, we entered into an agreement with The Bank of New York Mellon Trust Company, N.A., as trustee, modifying the terms of the 6.70% Debentures. Pursuant to that agreement, among other changes, we surrendered our right to temporarily defer the payment of interest on the 6.70% Debentures and terminated a related obligation to reserve 250 million of our unissued common shares as a source of potential funding to pay any such deferred interest. The changes were effective immediately upon execution of the agreement. Prior to this time, and subject to certain conditions, we had the right to defer the payment of interest on the 6.70% Debentures for one or more periods not exceeding ten consecutive years each.

Except for the 6.70% Debentures, all principal is due at the maturity stated in the table above. The 6.70% Debentures will become due on June 15, 2037, the scheduled maturity date, but only to the extent that we have received sufficient net proceeds from the sale of certain qualifying capital securities. We must use our commercially reasonable efforts, subject to certain market disruption events, to sell enough qualifying capital securities to permit repayment of the 6.70% Debentures in full on the scheduled maturity date or, if sufficient proceeds are not realized from the sale of such qualifying capital securities by such date, on each interest payment date thereafter. Any remaining outstanding principal will be due on June 15, 2067, the final maturity date.

The 7% Notes are noncallable. The 6.375% Senior Notes, the 3.75% Senior Notes, the 6 5/8% Senior Notes, and the 6.25% Senior Notes (collectively, “Senior Notes”) may be redeemed in whole or in part at any time, at our option, subject to a “make-whole” provision. The 6.70% Debentures may be redeemed, in whole or in part, at any time: (a) prior to June 15, 2017, at a redemption price equal to the greater of (i) 100% of the principal amount of the 6.70% Debentures being redeemed, or (ii) a “make-whole” amount, in each case plus any accrued and unpaid interest; or (b) on or after June 15, 2017, at a redemption price equal to 100% of the principal amount of the 6.70% Debentures being redeemed, plus any accrued and unpaid interest.

During 2011, we repurchased $15.0 million in aggregate principal amount of our 6.70% Debentures at or near par in the open market. As a result, our debt under these Debentures was extinguished and we incurred a net loss of $0.1 million.

In June 2010, we commenced an offer to purchase for cash (the “Tender Offer”) up to $350 million in aggregate principal amount of our 6.70% Debentures. The Tender Offer expired on July 8, 2010. We received valid tenders from holders of the 6.70% Debentures in the aggregate principal amount of $222.9 million. All of the tendering holders validly tendered by the early tender date of June 23, 2010, and received consideration of $950 per $1,000 principal amount of the 6.70%

App.-A-24

Debentures accepted for purchase, which included an early tender payment of $50 per $1,000 principal amount of 6.70% Debentures accepted. We recognized a net gain on this debt extinguishment of $6.4 million, after deducting expenses and fees associated with the Tender Offer and related Consent Solicitation discussed below.

As a condition of the Tender Offer, we solicited consents (the “Consent Solicitation”) from the holders of our 6.25% Senior Notes to terminate the Replacement Capital Covenant (the “RCC”) relating to the 6.25% Senior Notes. The RCC was originally entered into by Progressive in June 2007 for the benefit of the holders of the 6.25% Senior Notes in connection with the issuance of the 6.70% Debentures. Under the RCC, we agreed that we would not repay, redeem, defease, or purchase all or any part of the 6.70% Debentures before June 15, 2047, unless Progressive was to obtain a specified portion of the funds used in the transaction through the sale of its common shares or certain other equity or equity-like securities. The RCC was terminated on June 23, 2010, the expiration date of the Consent Solicitation, at which time we had received the consent of holders of a majority of the outstanding aggregate principal amount of the 6.25% Senior Notes. Those holders who validly delivered their consent by the expiration date received a consent fee of $5.00 for each $1,000 principal amount of their 6.25% Senior Notes.

Prior to issuance of the Senior Notes and 6.70% Debentures, we entered into forecasted debt issuance hedges against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed and we recognized unrealized gains (losses) as part of accumulated other comprehensive income. The original unrealized gain (loss) and the unamortized balance at December 31, 2011, on a pretax basis, of these hedges, were as follows:

(millions)	Original Unrealized Gain (Loss)	Unamortized Balance at December 31, 2011
6.375% Senior Notes	$18.4	$.2
3.75% Senior Notes	(5.1)	(5.0)
6 5/8% Senior Notes	(4.2)	(3.5)
6.25% Senior Notes	5.1	4.4
6.70% Debentures	34.4	16.1

The gains (losses) on these hedges are deferred and are being amortized as adjustments to interest expense over the life of the related Senior Notes, and over the 10-year fixed interest rate term for the 6.70% Debentures. In addition to this amortization, during 2011 and 2010, we reclassified $0.3 million and $5.8 million, respectively, on a pretax basis, from accumulated other comprehensive income on the balance sheet to net realized gains (losses) on securities on the comprehensive income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the portion of the 6.70% Debentures repurchased during the periods.

On December 31, 2011, we entered into an amendment to the 364-Day Secured Liquidity Credit Facility Agreement (“Credit Facility Agreement”) with PNC Bank, National Association (PNC), which extended the expiration date of our outstanding credit facility agreement until December 31, 2012, unless earlier terminated pursuant to the terms of the agreement. Under this agreement, we may borrow up to $125 million, which may be increased to $150 million at our request but subject to PNC’s discretion. The purpose of the credit facility is to provide liquidity in the event of disruptions in our cash management operations, such as disruptions in the financial markets or related facilities that affect our ability to transfer or receive funds. Under this credit facility, we may borrow funds, on a revolving basis, either in the form of Eurodollar Loans or Base Rate Loans. Eurodollar Loans will bear interest at one-, two-, three-, or six-month LIBOR (as selected by us) plus 50 basis points for the selected period. Base Rate Loans will bear daily interest at the greater of (a) PNC’s prime rate for such day, (b) the federal funds effective rate for such day plus 1/2% per annum, or (c) one-month LIBOR plus 2% per annum. Any borrowings under this agreement will be secured by a lien on certain marketable securities held in our investment portfolio. Facility fees of $25,000 and $62,500 in 2011 and 2010, respectively, were paid as consideration for this revolving agreement. In addition, in 2011 and 2010, we had $125 million on deposit in an interest-bearing account at PNC, which was transferred to an FDIC-insured, non-interest bearing account in January 2012, to provide us with additional cash availability in the event of such disruption to our cash management operations. Our access to these funds is unrestricted. However, if we withdraw funds from this account for any reason other than in connection with a disruption in our cash management operations, the availability of borrowings under the PNC credit facility will be reduced on a dollar-for-dollar basis until such time as we replenish the funds to the deposit account. There are no rating triggers under the credit agreement. We had no borrowings under this arrangement in 2011 or 2010.

App.-A-25

Aggregate principal payments on debt outstanding at December 31, 2011, is as follows:

(millions) Year	Payments
2012	$350.0
2013	150.0
2014	0
2015	0
2016	0
Thereafter	1,962.1

Total	$2,462.1

In January 2012, we retired the entire $350.0 million of our 6.375% Senior Notes at maturity.

5.   INCOME TAXES

The components of our income tax provision were as follows:

(millions)	2011	2010	2009
Current tax provision	$440.2	$433.9	$491.0
Deferred tax expense	31.3	63.0	8.4

Total income tax provision	$471.5	$496.9	$499.4

The provision for income taxes in the accompanying consolidated statements of comprehensive income differed from the statutory rate as follows:

($ in millions)	2011		2010		2009
Income before income taxes	$1,487.0		$1,565.2		$1,556.9

Tax at statutory rate	$520.5	35%	$547.8	35%	$544.9	35%
Tax effect of:
Exempt interest income	(17.5)	(1)	(19.4)	(1)	(26.7)	(2)
Dividends received deduction	(18.2)	(1)	(17.2)	(1)	(17.9)	(1)
Tax credits	(9.1)	(1)	0	0	0	0
Tax-deductible dividends	(3.8)	0	(13.0)	(1)	0	0
Other items, net	(.4)	0	(1.3)	0	(.9)	0

Total income tax provision	$471.5	32%	$496.9	32%	$499.4	32%

App.-A-26

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2011 and 2010, the components of the net deferred tax asset were as follows:

(millions)	2011	2010
Deferred tax assets:
Unearned premiums reserve	$319.1	$302.3
Investment basis differences	246.1	286.3
Non-deductible accruals	172.1	158.9
Loss and loss adjustment expense reserves	113.6	120.4
Other	5.2	5.0
Deferred tax liabilities:
Net unrealized gains on securities	(367.7)	(413.2)
Hedges on forecasted transactions	(4.3)	(7.9)
Deferred acquisition costs	(151.8)	(146.0)
Property and equipment	(109.9)	(105.4)
Prepaid expenses	(16.1)	(12.6)
Deferred gain on extinguishment of debt	(5.8)	(5.8)
Other	(4.5)	(3.8)

Net deferred tax asset	196.0	178.2
Net income taxes recoverable (payable)	12.0	10.8

Income taxes	$208.0	$189.0

Although realization of the deferred tax asset is not assured, management believes that it is more likely than not that the deferred tax asset will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2011.

We have been a participant in the Compliance Assurance Program (CAP) since 2007. Under CAP, the Internal Revenue Service (IRS) begins its examination process for the tax year before the tax return is filed, by examining significant transactions and events as they occur. The goal of the CAP program is to expedite the exam process and to reduce the level of uncertainty regarding a taxpayer’s tax filing positions.

All federal income tax years prior to 2007 are closed. The IRS exams for 2007-2010 have been completed. We consider 2007 to be effectively settled. For the 2008, 2009, and 2010 tax years, we have received partial acceptance letters. We agreed to extend the statute of limitations for the 2007 and 2008 tax years to September 30, 2012, at the request of IRS Appeals.

One issue remains open for the 2008, 2009, and 2010 tax years relating to partial worthlessness deductions on certain debt instruments; we have reached settlements with IRS Appeals on this issue for 2008 and 2009, but they are pending review by the Congressional Joint Committee on Taxation. For the 2010 tax year, there is one additional unresolved issue that relates to our 2010 debt Tender Offer (see Note 4 – Debt for further discussion) and the appropriate timing of when to recognize the tax on the gain that we recorded in net income that related to the previously unrealized gain on forecasted transactions. We expect all open issues to be resolved by the end of 2012 and believe that none of these issues will have a material effect on our financial condition, results of operations, or cash flows. In addition to these unresolved issues, we filed refund claims for the 2007-2009 tax years relating to the research and experimentation tax credit; these claims have been accepted by the IRS, but, as of December 31, 2011, were pending review by the Congressional Joint Committee on Taxation.

We recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. We have not recorded any unrecognized tax benefits, or any related interest and penalties, as of December 31, 2011 and 2010. For the years ended December 31, 2011, 2010, and 2009, only the 2009 tax provision includes an interest benefit (net of tax) of $0.3 million related to the settlement of the 2004-2007 IRS exams.

App.-A-27

6.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Activity in the loss and loss adjustment expense reserves is summarized as follows:

(millions)	2011	2010	2009
Balance at January 1	$7,071.0	$6,653.0	$6,177.4
Less reinsurance recoverables on unpaid losses	704.1	529.4	244.5

Net balance at January 1	6,366.9	6,123.6	5,932.9

Incurred related to:
Current year	10,876.8	10,451.7	10,040.9
Prior years	(242.0)	(320.4)	(136.0)

Total incurred	10,634.8	10,131.3	9,904.9

Paid related to:
Current year	7,289.3	6,841.0	6,542.2
Prior years	3,252.3	3,047.0	3,172.0

Total paid	10,541.6	9,888.0	9,714.2

Net balance at December 31	6,460.1	6,366.9	6,123.6
Plus reinsurance recoverables on unpaid losses	785.7	704.1	529.4

Balance at December 31	$7,245.8	$7,071.0	$6,653.0

We experienced favorable reserve development in each of the last three years, which is reflected as “Incurred related to prior years” in the table above.

2011

•	About half of the favorable reserve development was attributable to accident years 2008 and prior, while the balance was primarily due to claims from accident year 2010.
•

Approximately 70% of the favorable reserve development was attributable to our Personal Lines business, with our Agency and Direct channels contributing 25% and 75%, respectively; the balance was primarily in our Commercial Auto business.

2010

•	Approximately 70% of the favorable reserve development was attributable to accident year 2009, while the balance was mostly due to claims from accident years 2007 and 2006.
•

About 70% of the favorable reserve development was in our Personal Lines business, with our Agency and Direct channels contributing almost equal amounts; the balance was in our Commercial Auto business.

2009

•	About 60% of the favorable reserve development was due to favorable development for accident years 2006 and prior, while the balance was mostly due to claims from accident year 2008.
•

Approximately 55% of the favorable reserve development was attributable to our Personal Lines business, with our Agency and Direct channels contributing 25% and 75%, respectively; the balance was primarily in our Commercial Auto business.

The favorable reserve development reflected the settlement of larger losses for amounts less than we originally reserved in our Personal Lines business (primarily in our personal auto product) for 2011 and 2010, and in our Commercial Auto business for each of the last three years. During the last three years, we also experienced lower than expected defense and cost containment costs, reflecting a combination of fewer claims being litigated, as well as the fact that a greater percentage of these cases are now being handled by our in-house counsel, which is a cost-effective alternative to using external law firms. In addition, for 2010, our incurred but not recorded (IBNR) reserves developed favorably due to lower severity and frequency of late emerging claims. However, in 2011, the number of late emerging claims increased over 2010 and was greater than anticipated by our carried IBNR, thus we recognized unfavorable development on our total IBNR reserves.

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

App.-A-28

We write personal and commercial auto insurance throughout the United States and could be exposed to hurricanes or other natural catastrophes. Although the occurrence of a major catastrophe could have a significant effect on our monthly or quarterly results, we believe that, based on historical experience, such an event would not be so material as to disrupt the overall normal operations of Progressive. We are unable to predict the frequency or severity of any such events that may occur in the near term or thereafter.

7.  REINSURANCE

The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

	2011		2010		2009
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$15,333.1	$15,107.5	$14,700.0	$14,519.2	$14,196.3	$14,199.4
Ceded	(186.5)	(204.7)	(223.2)	(204.4)	(193.4)	(186.6)

Net premiums	$15,146.6	$14,902.8	$14,476.8	$14,314.8	$14,002.9	$14,012.8

About 95% of our ceded premiums are ceded to state-provided reinsurance facilities, including the Michigan Catastrophic Claims Association (“MCCA”) and the North Carolina Reinsurance Facility (“NCRF”), and state-mandated involuntary Commercial Auto Insurance Procedures/Plans (“CAIP”) (collectively referred to as “State Plans”); MCCA and NCRF each comprise about 40% of the ceded premiums. The remaining 5% represents premiums ceded related to our non-auto programs.

Losses and loss adjustment expenses (LAE) were net of reinsurance ceded of $219.7 million in 2011, $312.7 million in 2010, and $417.6 million in 2009. During 2009, we changed our loss reserving process regarding lifetime estimates for medical benefits related to personal injury protection claims ceded to the MCCA, which increased both the amount of loss reserves and the corresponding reinsurance recoverables on unpaid losses and, therefore, had no impact on our results of operations. During 2010, further reviews of the MCCA program claim files resulted in additional ceded reserves to reflect lifetime estimates, as well as an increase in claims volume.

Our prepaid reinsurance premiums and reinsurance recoverables were comprised of the following at December 31:

	Prepaid Reinsurance Premiums				Reinsurance Recoverables
	2011		2010		2011		2010
(millions)	$	%	$	%	$	%	$	%
MCCA	$21.4	31%	$20.0	23%	$650.4	80%	$578.7	78%
NCRF	19.0	27	20.7	23	51.4	6	45.3	6
CAIP	12.7	18	11.9	14	58.4	7	65.9	9

State Plans	53.1	76	52.6	60	760.2	93	689.9	93
Non-auto	16.7	24	35.5	40	57.8	7	51.6	7

Total	$69.8	100%	$88.1	100%	$818.0	100%	$741.5	100%

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to Progressive. Since the majority of our reinsurance is through State Plans, our exposure to losses from their failure is minimal, since the plans are funded by mechanisms supported by the insurance companies in the state. We evaluate the financial condition of our other reinsurers and monitor concentrations of credit risk to minimize our exposure to significant losses from reinsurer insolvencies. The majority of the reinsurance on our non-auto programs relates to our professional liability insurance business, which was sold during 2010 and is currently in run-off.

8.  STATUTORY FINANCIAL INFORMATION

Consolidated statutory surplus was $5,269.2 million and $5,073.0 million at December 31, 2011 and 2010, respectively. Statutory net income was $1,001.7 million, $1,049.1 million, and $1,300.8 million for the years ended December 31, 2011, 2010, and 2009, respectively.

At December 31, 2011, $472.6 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliate that are required to meet minimum statutory surplus requirements in such entities’ states of

App.-A-29

domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

During 2011, the insurance subsidiaries paid aggregate cash dividends of $874.9 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $1,195.8 million in 2012 without prior approval from regulatory authorities, provided the dividend payments are not made within 12 months of previous dividends paid by the applicable subsidiary.

9.  EMPLOYEE BENEFIT PLANS

Retirement Plans  Progressive has a defined contribution pension plan (“401(k) Plan”) that covers all United States employees who are 18 years of age or older and have been employed with the company for at least 30 days. Under this plan, Progressive matches up to a maximum of 6% of an employee’s eligible compensation contributed to the plan. Employee and company matching contributions are invested, at the direction of the employee, in a number of investment options available under the plan, including various mutual funds and a Progressive common stock fund. As of December 3, 2010, the Progressive common stock fund was converted to an employee stock ownership program (“ESOP”) within the 401(k) Plan. At December 31, 2011, the ESOP held 26.9 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash at the election of the participant and the related tax benefit is recorded as part of our tax provision.

Matching contributions made by the company for the 401(k) Plan were $64.1 million, $61.3 million, and $60.7 million for the years ended December 31, 2011, 2010, and 2009, respectively.

Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements, and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $20.8 million at both December 31, 2011 and 2010.

Postretirement Benefits  We provide postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. There are approximately 130 people who are eligible for these postretirement benefits. Our funding policy for these benefits is to contribute annually, to a 501(c)(9) trust, the maximum amount that can be deducted for federal income tax purposes.

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

	2011		2010		2009
(millions)	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Cash	$196.1	$127.5	$257.3	$167.2	$120.4	$78.3
Equity	50.5	32.8	45.9	29.8	40.3	26.2

Our 2003 Incentive Plan, which provides for the granting of equity-based awards to key members of management, has 18.7 million shares currently authorized, net of restricted equity awards cancelled; 2.5 million shares remain available for future awards. In addition, our 2010 Equity Incentive Plan, approved by shareholders in April 2010, had 18.0 million shares authorized as of December 31, 2011, and 15.6 million shares remain available for future awards.

In 2003, we began issuing restricted equity awards in lieu of NQSOs. In March 2010, we began issuing restricted stock units in lieu of restricted stock as the basis for our equity awards. The restricted equity awards were issued as either time-based or performance-based awards. The time-based awards vest in equal installments upon the lapse of specified periods of

App.-A-30

time, typically three, four, and five years. All restricted stock unit conversions at vesting and option exercises are settled in Progressive common shares from existing treasury shares on a one-to-one basis.

The performance-based awards were granted to our Chief Executive Officer as his sole equity award for 2011, and to approximately 40 executives and senior managers in addition to their time-based awards (including the CEO for 2010 and prior), to provide additional incentive to achieve pre-established profitability and growth targets. Vesting for all awards is based upon the achievement of predetermined performance goals within specified time periods. The targets for the performance-based awards, as well as the ultimate number of shares or units that may vest, vary by grant. The performance-based awards granted in 2010 and 2011 may vest from 0% to 200% of the award amount, and have a target value of 100%. Performance awards made in March 2009, may vest from 0% to 100% of the award amount and have a target value of 100%. Performance-based awards made prior to March 2009 would either vest or be forfeited in full (i.e., no partial vesting).

Generally, time-based and performance-based equity awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant. Performance-based equity awards that contain variable vesting criteria are expensed based on management’s expected vesting percentage. These estimates can change periodically throughout the measurement period. However, the restricted stock awards granted in 2004 that were deferred pursuant to our deferred compensation plan are accounted for as liability awards, since distributions from the deferred compensation plan for these awards will be made in cash; accordingly, we record expense on a pro rata basis based on the current market value of our common shares at the end of each reporting period. Only performance-based awards remain unvested from this grant.

A summary of all employee restricted equity award activity during the years ended December 31, follows:

	2011		2010		2009
Restricted Equity Awards	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value
Beginning of year	11,681,826	$16.55	10,614,016	$17.04	8,260,696	$20.39
Add (deduct):
Granted[2]	2,483,461	20.03	2,841,400	17.50	4,072,152	12.08
Vested	(1,571,237)	19.88	(1,337,647)	22.72	(1,239,281)	23.14
Forfeited	(297,203)	15.41	(435,943)	15.58	(479,551)	16.98

End of year[3,4]	12,296,847	$16.86	11,681,826	$16.55	10,614,016	$17.04

Available, end of year	18,141,922		20,328,180		4,753,038

[1]

Includes both restricted stock units and restricted stock. Upon vesting, all units will be converted on a one-for-one basis into Progressive common shares. All performance-based awards are included at their target amounts.

[2]

In 2010, we began reinvesting dividend equivalents on restricted stock units. For 2011 and 2010, the number granted includes 55,288 and 134,644 units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair value of the original grant.

[3]

At December 31, 2011, the number of shares included 3,667,204 performance-based awards at their target amounts. We expect 3,791,224 performance-based awards to vest, based upon our current estimate of the achievement of pre-determined performance goals.

[4]

At December 31, 2011, the total unrecognized compensation cost related to unvested equity awards was $82.1 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into the income statement over the weighted average vesting period of 2.44 years.

The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2011, 2010, and 2009, was $31.3 million, $24.3 million, and $16.8 million, respectively, based on the actual stock price on the vesting date. In 2009, we also had 91,856 deferred liability awards vest with no intrinsic value since, as previously discussed, these awards were expensed based on the current market value at the end of each reporting period.

Prior to 2003, we granted NQSOs. These options became exercisable at various dates not earlier than six months after the date of grant, and remained exercisable for up to ten years from the date of the award. All NQSOs vested on or before

App.-A-31

January 1, 2007 and expired on December 31, 2011. All options granted had an exercise price equal to the market value of the common shares on the date of grant.

Following is a summary of all employee stock option activity during the years ended December 31:

	2011		2010		2009
Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	1,916,416	$11.31	5,102,888	$9.31	8,503,273	$7.71
Add:
Antidilution adjustment[1]	NA	NA	97,387	NA	NA	NA
Deduct:
Exercised	(1,913,552)	11.31	(3,283,859)	7.87	(3,394,633)	5.31
Forfeited	(2,864)	11.28	0	0	(5,752)	5.69

End of year	0	$0	1,916,416	$11.31	5,102,888	$9.31

Exercisable, end of year	0	$0	1,916,416	$11.31	5,102,888	$9.31

NA = Not Applicable

[1]

During the fourth quarter 2010, we declared a $1.00 per common share extraordinary cash dividend to shareholders of record at the close of business on December 20, 2010. Since the holders of the outstanding stock option awards were not entitled to receive the cash dividend, we were required to increase the number of shares and reduce the exercise price of any of our then outstanding stock option awards in accordance with the antidilution provisions of our incentive plans.

The total pretax intrinsic value of options exercised during the years ended December 31, 2011, 2010, and 2009, were $15.2 million, $40.8 million, and $36.1 million, respectively, based on the actual stock price at the time of exercise.

Incentive Compensation Plans – Directors  Our 2003 Directors Equity Incentive Plan, which provides for the granting of equity-based awards, including restricted stock awards, to non-employee directors of Progressive, had 1.4 million shares authorized as of December 31, 2011, net of restricted stock awards cancelled; 0.7 million shares remain available for future restricted stock grants. Our 1998 Directors’ Stock Option Plan has expired; however, stock option awards made under this plan prior to its expiration are still in effect.

In 2003, we began issuing restricted stock awards to non-employee directors as the equity component of their compensation. We plan to continue to grant restricted stock to our non-employee directors and not to change to restricted stock units as we have with our employees. The restricted stock awards are issued as time-based awards. The vesting period (i.e., requisite service period) must be a minimum of six months and one day. The time-based awards granted to date have typically included vesting periods of 11 or 12 months from the date of each grant. To the extent a director is newly appointed during the year, or his or her committee assignments change, the vesting period may be shorter but always greater than six months and one day per the plan’s specifications. The restricted stock awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.

Restricted stock awards are granted to non-employee directors as their sole compensation for serving as members of the Board of Directors.

App.-A-32

A summary of all directors’ restricted stock activity during the years ended December 31, follows:

	2011		2010		2009
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	109,545	$20.86	118,984	$15.79	105,420	$17.96
Add (deduct):
Granted	94,106	21.80	112,670	20.75	129,467	15.78
Vested	(109,545)	20.86	(122,109)	15.82	(105,420)	17.96
Forfeited	0	0	0	0	(10,483)	15.74

End of year	94,106	$21.80	109,545	$20.86	118,984	$15.79

Available, end of year[1]	663,095		757,201		869,871

[1]	Represents shares available under the 2003 Directors Equity Incentive Plan.

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

A summary of all stock option activity for both current and former directors during the years ended December 31, follows:

	2011		2010		2009
Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	120,125	$10.34	312,545	$8.46	401,357	$8.60
Add:
Antidilution adjustment[1]	NA	NA	5,787	NA	NA	NA
Deduct:
Exercised	(83,888)	9.41	(198,207)	7.07	(88,812)	9.10

End of year	36,237	$12.51	120,125	$10.34	312,545	$8.46

Exercisable, end of year[2]	36,237	$12.51	120,125	$10.34	312,545	$8.46

NA = Not Applicable

[1]

During the fourth quarter 2010, we declared a $1.00 per common share extraordinary cash dividend to shareholders of record at the close of business on December 20, 2010. Since the holders of the outstanding stock option awards were not entitled to receive the cash dividend, we were required to increase the number of shares and reduce the exercise price of any of our then outstanding stock option awards in accordance with the antidilution provisions of our incentive plans.

[2]	The 1998 Directors’ Stock Option Plan has expired.

The total pretax intrinsic value of options exercised, and the fair value of the restricted stock vested, during the years ended December 31, 2011, 2010, and 2009, was $3.3 million, $5.1 million, and $1.9 million, respectively, based on the actual stock price at time of exercise/vesting.

The following director stock options were outstanding and exercisable as of December 31, 2011:

Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life	Closing Stock Price
36,237	$12.51	$0.3 million	0.3 years	$19.51

App.-A-33

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the difference between our closing stock price and the exercise price of the options, which is the amount that would have been received by the option holders, before taxes, had all option holders exercised their options as of that date. All of the exercisable options at December 31, 2011, were “in-the-money.”

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

For all equity awards granted on or after March 17, 2005, and deferred pursuant to the Deferral Plan, the deferred amounts are deemed invested in common shares and are ineligible for transfer to other investment funds in the Deferral Plan; distributions of these deferred awards will be made in common shares. For all restricted stock awards granted prior to that date, the deferred amounts are eligible to be transferred to any of the investment funds in the Deferral Plan; distributions of these deferred awards will be made in cash.

We reserved 3.6 million common shares for issuance under the Deferral Plan. An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan.

The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2011	2010
Progressive common shares[1]	$35.2	$31.1
Other investment funds	66.2	67.3

Total	$101.4	$98.4

[1]	Includes 0.7 million and 0.5 million common shares as of December 31, 2011 and 2010, respectively, to be distributed in common shares.

10.  SEGMENT INFORMATION

We write personal auto and other specialty property-casualty insurance and provide related services throughout the United States. Our Personal Lines segment writes insurance for personal autos and recreational vehicles. The Personal Lines segment is comprised of both the Agency and Direct businesses. The Agency business includes business written by our network of more than 35,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (other insurance companies, financial institutions, and national agencies). The Direct business includes business written directly by us online and by phone.

Our Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses in the business auto, contractor, tow, for-hire specialty, and for-hire transportation markets. This segment is distributed through both the independent agency and direct channels.

Our other indemnity businesses manage our run-off businesses, including the run-off of our professional liability insurance for community banks, which was sold in 2010.

Our service businesses provide insurance-related services, including processing CAIP business and serving as an agent for homeowners, general liability, and workers’ compensation insurance through our programs with unaffiliated insurance companies.

All segment revenues are generated from external customers and we do not have a reliance on any major customer.

We evaluate profitability based on pretax underwriting profit (loss) for the Personal Lines and Commercial Auto segments and for the other indemnity businesses. Pretax underwriting profit (loss) is calculated as net premiums earned less each of (i) losses and loss adjustment expenses, (ii) policy acquisition costs, and (iii) other underwriting expenses. Service business pretax profit (loss) is the difference between service business revenues and service business expenses.

App.-A-34

Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We do not allocate assets or income taxes to operating segments. In addition, we do not separately identify depreciation and amortization expense by segment, and such allocation would be impractical. Companywide depreciation expense was $88.5 million in 2011, $83.1 million in 2010, and $87.3 million in 2009. The accounting policies of the operating segments are the same as those described in Note 1 – Reporting and Accounting Policies.

Following are the operating results for the years ended December 31:

	2011		2010		2009
(millions)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)
Personal Lines
Agency	$7,627.4	$564.9	$7,419.7	$601.0	$7,414.8	$579.2
Direct	5,803.7	354.4	5,407.2	291.1	4,951.1	357.9

Total Personal Lines[1]	13,431.1	919.3	12,826.9	892.1	12,365.9	937.1
Commercial Auto	1,467.1	133.5	1,474.2	185.0	1,623.3	229.8
Other indemnity	4.6	(5.5)	13.7	6.4	23.6	8.7

Total underwriting operations	14,902.8	1,047.3	14,314.8	1,083.5	14,012.8	1,175.6

Service businesses	22.8	3.4	25.9	4.5	16.7	(2.7)
Investments[2]	582.6	569.1	616.2	604.3	534.1	523.0
Net gains (losses) on extinguishment of debt	(.1)	(.1)	6.4	6.4	0	0
Interest expense	NA	(132.7)	NA	(133.5)	NA	(139.0)

Consolidated total	$15,508.1	$1,487.0	$14,963.3	$1,565.2	$14,563.6	$1,556.9

[1]

Personal auto insurance accounted for 91% of the total Personal Lines segment net premiums earned in 2011, and 90% in both 2010 and 2009; insurance for our special lines products (e.g., motorcycles, ATVs, RVs, mobile homes, watercraft, and snowmobiles) accounted for the balance of the Personal Lines net premiums earned.

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

	2011		2010		2009
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines
Agency	7.4%	92.6	8.1%	91.9	7.8%	92.2
Direct	6.1	93.9	5.4	94.6	7.2	92.8
Total Personal Lines	6.8	93.2	7.0	93.0	7.6	92.4
Commercial Auto	9.1	90.9	12.5	87.5	14.2	85.8
Other indemnity[1]	NM	NM	NM	NM	NM	NM
Total underwriting operations	7.0	93.0	7.6	92.4	8.4	91.6

[1]	Underwriting margins/combined ratios are not meaningful (NM) for our other indemnity businesses due to the low level of premiums earned by, and the variability of loss costs in, such businesses.

App.-A-35

11.  OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) for the years ended December 31, were as follows:

	2011			2010			2009
(millions)	Pretax	Tax (Provision) Benefit	After Tax	Pretax	Tax (Provision) Benefit	After Tax	Pretax	Tax (Provision) Benefit	After Tax
Net unrealized gains (losses) on securities:
Arising during period:
Fixed maturities	$132.9	$(46.5)	$86.4	$302.9	$(106.0)	$196.9	$519.4	$(181.8)	$337.6
Equity securities	(57.5)	20.1	(37.4)	241.7	(84.6)	157.1	671.7	(235.1)	436.6
Net non-credit related OTTI losses, adjusted for valuation changes	(5.5)	1.9	(3.6)	21.4	(7.5)	13.9	(24.1)	8.4	(15.7)
Reclassification adjustment for (gains) losses realized in net income:
Fixed maturities	(47.4)	16.6	(30.8)	46.3	(16.2)	30.1	(8.5)	3.0	(5.5)
Equity securities	(152.5)	53.4	(99.1)	(93.7)	32.8	(60.9)	(86.7)	30.3	(56.4)

Change in net unrealized gains (losses) on securities[1]	(130.0)	45.5	(84.5)	518.6	(181.5)	337.1	1,071.8	(375.2)	696.6
Net unrealized gains (losses) on forecasted transactions:[2]
Arising during period	(5.1)	1.8	(3.3)	0	0	0	0	0	0
Reclassification adjustment for amounts realized in net income[3]	(5.3)	1.8	(3.5)	(10.6)	3.7	(6.9)	(5.1)	1.8	(3.3)

Change in net unrealized gains on forecasted transactions	(10.4)	3.6	(6.8)	(10.6)	3.7	(6.9)	(5.1)	1.8	(3.3)
Foreign currency translation adjustment	.2	(.1)	.1	1.2	(.9)	.3	1.4	0	1.4

Other comprehensive income (loss)	$(140.2)	$49.0	$(91.2)	$509.2	$(178.7)	$330.5	$1,068.1	$(373.4)	$694.7

[1]

December 31, 2009 excludes the $189.6 million ($291.8 million pretax) cumulative effect of change in accounting principle we recorded in June 2009 in accordance with the new accounting guidance for other-than-temporary impairments we adopted during the second quarter 2009.

[2]

Entered into for the purpose of managing interest rate risk associated with our debt issuances, and managing foreign currency risk associated with our forecasted foreign currency transaction, which was closed in 2009.

[3]

We expect to reclassify $2.3 million (pretax) into income during the next 12 months. During 2011 and 2010, we reclassified $0.3 million and $5.8 million, respectively, on a pretax basis, from accumulated other comprehensive income on the balance sheet to net realized gains (losses) on securities on the comprehensive income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the portion of the 6.70% Debentures repurchased during the periods (see Note 4 – Debt for further discussion).

12.  LITIGATION

The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies in the ordinary course of our business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.

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

We establish accruals for lawsuits when it is probable that a loss has been incurred and we can reasonably estimate its potential exposure, which may include a range of loss (referred to as a loss that is both “probable and estimable” in the discussion below). As to lawsuits in which the loss is not considered both probable and estimable, we have not established a liability at this time. It is generally not possible to determine the exposure associated with our lawsuits for a number of reasons, including, without limitation, one or more of the following: liability appears to be remote; putative class action lawsuits generally pose immaterial exposure until a class is actually certified, which, historically, has not been granted by

App.-A-36

the courts in the vast majority of our cases in which certification has been sought; class definitions are often indefinite and preclude detailed exposure analysis; and, complaints rarely state an amount sought as relief, and when such amount is stated, it is often a function of pleading requirements and may be unrelated to the potential exposure.

The following is a discussion of potentially significant pending class action cases at December 31, 2011, and certain cases resolved during the three-year period then ended. For cases that have settled, but for which settlement is not complete, an accrual has been established at our best estimate of the exposure. Settlements that are complete are fully reflected in our financial statements. The amounts accrued or paid for these settlements were not material to our consolidated financial condition, cash flows, or results of operations.

As to the pending cases, although their outcomes are uncertain, in each case we do not believe that the outcome will have a material impact on our consolidated financial condition, cash flows, or results of operations. In addition, we do not consider the losses from the pending cases to be both probable and estimable, and we are unable to estimate a range of loss, if any, at this time, due to the factors discussed above. In the event that any one or more of these cases results in a substantial judgment against, or settlement by, Progressive, the resulting liability could have a material effect on our consolidated financial condition, cash flows, and/or results of operations.

Pending cases at December 31, 2011, include:

•	One certified class action lawsuit seeking interest on personal injury protection (PIP) payments that allegedly were late.
•

Two putative class action lawsuits alleging that we violate the “make-whole” and “common-fund” doctrines. Specifically, it is alleged that we may obtain reimbursement of medical payments made on behalf of an insured only when the insured has been made whole by the person who caused the insured’s injuries and that we further must deduct from the reimbursement amount a proportionate share of the insured’s legal fees for pursuing the person who caused the insured’s injuries.

•	Two putative class action lawsuits challenging the labor rates our insurance subsidiaries pay to auto body repair shops.
•	Four putative class action lawsuits challenging Progressive’s insurance subsidiaries’ practice in Florida of adjusting PIP and first-party medical payments.
•

One certified and one putative class action lawsuit, each that challenges our insurance subsidiaries’ use of certain automated database vendors or software to assist in the adjustment of bodily injury claims where the plaintiffs allege that these databases or software systematically undervalue the claims.

•	One putative class action lawsuit challenging our policy form with regard to rejecting uninsured motorist coverage.
•	One putative class action lawsuit challenging Progressive’s evaluation of physical damage claims regarding diminution of value.
•	Two putative class action lawsuits challenging the manner in which Progressive grants a discount for anti-theft devices.
•	One putative class action lawsuit alleging that Progressive charged insureds for illusory uninsured motorist/underinsured motorist coverage on multiple vehicle policies.
•	One putative class action lawsuit alleging that Progressive improperly applies a preferred provider discount to medical payment claims.
•	One putative class action lawsuit alleging that Progressive undervalues total loss claims through the use of certain valuation tools.
•	One putative class action lawsuit challenging the manner in which Progressive charges premium and assesses total loss claims for commercial vehicle stated amount policies.

Cases settled during 2011, include:

•	One putative class action lawsuit that challenged the labor rates our insurance subsidiaries pay to auto body repair shops; settlement was completed in 2011.
•

One class action lawsuit certified for settlement that alleged Progressive charged insureds for illusory uninsured motorist/underinsured motorist coverage on multiple vehicle policies; an accrual has been established.

App.-A-37

Cases settled during 2010, include:

•	One putative class action lawsuit challenging our notice of cancellation form for nonpayment of premium and subsequent denial of automobile coverage; an accrual has been established.

Cases settled during 2009, include:

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

13.  COMMITMENTS AND CONTINGENCIES

We have certain noncancelable operating lease commitments with lease terms greater than one year for property and computer equipment. The minimum commitments under these agreements at December 31, 2011, were as follows:

(millions) Year	Commitments
2012	$53.0
2013	42.1
2014	26.0
2015	15.3
2016	7.8
Thereafter	13.8

Total	$158.0

Some of the leases have options to renew at the end of the lease periods. The expense we incurred for the leases disclosed above, as well as other operating leases that may be cancelable or have terms less than one year, was:

(millions) Year	Expense
2011	$80.8
2010	96.7
2009	109.0

We also have certain noncancelable purchase obligations. The minimum commitment under these agreements at December 31, 2011, was $174.3 million.

As of December 31, 2011, we had no open investment funding commitments; we had no uncollateralized lines or letters of credit as of December 31, 2011 or 2010.

App.-A-38

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Progressive Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

February 28, 2012

App.-A-39

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

During the fourth quarter 2011, there were no changes in our internal control over financial reporting identified in the internal control review process that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2011; such report appears herein.

CEO and CFO Certifications

Glenn M. Renwick, President and Chief Executive Officer of The Progressive Corporation, and Brian C. Domeck, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2011 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mr. Renwick and Mr. Domeck have each certified that, to the best of his knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Section 302 and 906 certifications, respectively.

App.-A-40

The Progressive Corporation and Subsidiaries

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion and analysis of our consolidated financial condition and results of operations.

I.   OVERVIEW

The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Group of Insurance Companies, together with our holding company and non-insurance subsidiaries, comprise what we refer to as Progressive. Since 1937, Progressive has been offering insurance to consumers and is estimated to be the country’s fourth largest private passenger auto insurer based on net premiums written during 2011. Our insurance companies offer personal and commercial automobile insurance and other specialty property-casualty insurance and related services throughout the United States, as well as personal auto insurance on an Internet-only basis in Australia. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through more than 35,000 independent insurance agencies and directly to consumers online and over the phone. Our Commercial Auto segment offers insurance for cars and trucks owned by small businesses through both the independent agency and direct channels; this business is estimated to be in the top four in its industry. Our underwriting operations, combined with our service and investment operations, make up the consolidated group.

The Progressive Corporation receives cash through subsidiary dividends, security sales, borrowings, and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), to repurchase its debt and common shares, and for other business purposes that might arise. The holding company’s funds are generally held in a non-insurance subsidiary, which at year-end 2011, had $2.0 billion of marketable securities available for use by the holding company. In 2011, The Progressive Corporation received $0.9 billion from its subsidiaries, net of capital contributions. In addition, during the third quarter 2011, we saw an opportunity to enhance the holding company’s capital position and, in light of low yields, issued $500 million of 3.75% Senior Notes due 2021.

With our strong capital position and consistent with our long-standing policy of returning underleveraged capital to our investors, we took several actions during 2011, returning $1.3 billion to our shareholders and investors. We accelerated our common stock repurchases in light of the existing market conditions and our view of the value of our stock. During the year, we repurchased a total of 51.3 million of our common shares at a total cost of $997.8 million. We also saw an opportunity to repurchase some of our outstanding debt in the open market. During the year, we retired $15.0 million of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 at or near par. Lastly, in December 2011, we declared our annual variable dividend, based on 2011 underwriting results. Using our variable dividend formula, which included a Gainshare factor of 1.10, after-tax underwriting income of $680.7 million, and the 33 1/3% target factor established by the Board of Directors, the Board declared a dividend of $.4072 per share, or $249.4 million in the aggregate; the dividend was paid to shareholders in February 2012.

We ended 2011 with $8.2 billion of total capital (debt and equity), $0.2 billion more than at the start of the year, inclusive of the actions discussed above. We continue to manage our investing and financing activities in order to maintain sufficient capital to support all the insurance we can profitably underwrite and service, while returning underleveraged capital to shareholders.

During 2011, we hit a milestone by generating over $15 billion of net premiums written, an increase of 5% from last year. Policies in force also increased 5% on a companywide basis, which represented almost 580,000 new policies, or about a million new customers. The national rollout of Snapshot®, our usage-based insurance product, along with other product initiatives discussed below, helped contribute to this increase. Our Commercial Auto business, which has been affected by the downturn of the economy over the last few years, saw premiums increase during 2011, reflecting both price increases and an increase in new applications in the second half of the year. Although new policies are necessary to maintain a growing book of business, we continue to focus on the retention of current customers as a critical component of our ongoing growth. During the year, policy life expectancy, our measure for retention, increased about 2% in personal auto and remained flat in Commercial Auto.

We reported net income of $1.0 billion, or $1.59 per share, for 2011, driven by strong underwriting profitability and modest investment returns. Our insurance operations produced a 7.0% underwriting profit margin, despite 2011 having been an active year for catastrophes. Our investment portfolio generated investment income of $480.0 million, plus net realized gains of $102.6 million.

App.-A-41

A. Operations

In 2011, our insurance subsidiaries generated underwriting profitability of 7.0%, which exceeded our targeted profitability objective of 4%. Both our Personal Lines and Commercial Auto businesses contributed to our strong profitability. In our Personal Lines business, 39 states plus the District of Columbia met or exceeded their profitability target, including 8 out of our top 10 volume states; only three states generated an underwriting loss for 2011. In our Commercial Auto business, 35 states generated an underwriting profit during the year.

During the year, we realized $242.0 million, or 1.6 combined ratio points, of favorable prior accident year reserve development. About 70% of the favorable development was in our Personal Lines business, with the remainder in our Commercial Auto business. We also recognized about 1.4 points of catastrophe losses, primarily relating to hurricane Irene and the active spring storm season. For the year, our overall incurred auto accident frequency decreased about 2% and severity was up about 0.5%, compared to the prior year. The decline in auto frequency was experienced in each of our insurance coverages, while the slight increase in total severity was primarily due to higher severity in our bodily injury and property coverages.

On a year-over-year basis, net premiums written and earned increased 5% and 4%, respectively. Changes in net premiums written are a function of new business applications (i.e., issued policies), premium per policy, and retention.

During 2011, new auto applications decreased 2% on a year-over-year basis, reflecting a 2% decrease in both our Agency and Direct businesses. New auto applications increased during the fourth quarter, following three quarters of year-over-year declines. On a state-by-state basis, we experienced year-over-year growth in 13 states in our Agency auto business and in 17 states in our Direct auto business. Florida was a significant contributor to new application growth in both channels, reflecting our efforts to make our rates more competitive. Our special lines products (e.g., motorcycles, ATVs, RVs, mobile homes, watercraft, and snowmobiles) generated an increase in new applications of about 5%. New applications in our Commercial Auto business declined about 2% for the year, despite new applications beginning to increase mid-year.

Our efforts remain focused on several initiatives we have put in place that are designed to help stimulate growth and provide consumers with distinctive new insurance options. These initiatives include:

•	the national advertising and continued expansion of Snapshot®, our usage-based insurance product
•	new product models in both our Personal Lines and Commercial Auto businesses, which are designed to improve competitiveness with advanced segmentation and product features
•	efforts to further penetrate customer households through cross-selling products, and
•	additional functionality in the mobile device space, including:
•	a feature that enables customers in certain states to purchase insurance directly from their mobile devices after receiving a quote
•	the nationwide rollout of a mobile quoting application for our Commercial Auto business, and
•

a prototype application with the ability to use the camera in a mobile device to send a photo of a driver’s license and insurance card, along with some additional information, to get an instantaneous quote.

In addition, Name Your Price® remains a key initiative. This program is available countrywide and provides our Direct auto customers a tool that allows them to name or select the price they would like to pay for auto insurance and match it to a range of coverage combinations.

During 2011, on a year-over-year basis, our written premium per policy for our Agency auto business remained flat, while our Direct auto business was 1% lower than the prior year. Commercial Auto experienced a 5% increase in written premium per policy, compared to decreases the last few years, primarily reflecting rate increases taken during the year and shifts in our mix of business to higher average premium policies. The special lines products written premium per policy declined 4% year-over-year, driven largely by older average model years of motorcycles insured.

Companywide policies in force increased 5% on a year-over-year basis since December 31, 2010. This increase reflects about 581,000 additional Personal Lines policies, partially offset by a decrease of about 1,000 Commercial Auto policies. The biggest contributor to the Personal Lines growth was our Direct auto business where policies in force grew 6%, or 234,000 policies. In our Agency auto business, policies in force reached an all-time high during the year and ended 2011 with 4.6 million policies, an increase of 168,000 policies, or 4%; our previous high-water mark was in April 2006. Our special lines products increased about 179,000 policies, or 5%.

App.-A-42

To further grow policies in force, it is critical that we retain our customers for longer periods, which is why increasing retention remains one of our most important priorities and why we have stepped up our efforts to increase the number of multi-product households. In 2011, we continued to increase customer retention, as measured by policy life expectancy. Total personal auto policy life expectancy increased 2% on a year-over-year basis, with our Agency auto business increasing 6%, while our Direct auto business decreased 3%. Our policy life expectancy is now similar in both channels. Actions taken during 2011, including our efforts to stabilize rates at renewal and the greater penetration of the multi-product offerings, contributed to the policy life expectancy lengthening and allowed our Agency business to reach another all-time high in retention. The policy life expectancy for our Commercial Auto business remained relatively unchanged, while we saw a slight decrease for our special lines products from the prior year. We realize the importance that retention has on our ability to continue to grow profitably and will maintain our focus on providing customers with other insurance-related products and services they may need over time in our ongoing efforts to increase retention.

B. Investments and Capital Management

The fair value of our investment portfolio was $16.0 billion at December 31, 2011. During 2011, we continued diligently to manage our credit exposure and added to our common equity position. Our asset allocation strategy is to maintain 0-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities. We define Group I securities to include:

•	common equities
•	nonredeemable preferred stocks
•	redeemable preferred stocks, except for 50% of investment-grade redeemable preferred stocks with cumulative dividends, and
•	all other non-investment-grade fixed-maturity securities.

Group II securities include:

•	short-term securities
•	all other fixed-maturity securities.

At December 31, 2011, 21% of our portfolio was allocated to Group I and 79% to Group II securities. We use the credit ratings from models provided by the National Association of Insurance Commissioners (NAIC) for classifying our residential and commercial mortgage-backed securities, while all other debt securities derive their credit ratings from external vendors in determining whether securities should be classified as Group I or II.

At December 31, 2011, we held $10.0 million in Australian Treasury Bills to support our Australian operations; we held no other foreign sovereign debt. At year-end 2011, we held $622.7 million of U.S. dollar-denominated corporate bonds issued by companies that are domiciled, or whose parent companies are domiciled, in foreign countries. Of these securities, $385.9 million are from U.K. and other European companies in the consumer, industrial, energy, and communications industries. In addition, at year-end 2011, we held $6.0 million of foreign-domiciled other asset-backed securities and $131.9 million of foreign-domiciled preferred stocks (redeemable and nonredeemable). Included in the preferred stocks were $70.3 million issued by U.K.-based financial institutions and $26.5 million issued by a European bank. We also held $0.7 million ($25 million notional value) of credit protection on the one European financial institution at December 31, 2011. In total, these securities represent approximately 5% of our portfolio at year-end 2011.

Our investment portfolio produced a fully taxable equivalent (FTE) total return of 3.2% for 2011. Our common stock and fixed-income portfolios contributed to this positive total return with FTE returns of 2.5% and 3.4%, respectively. We continue to maintain our fixed-income portfolio strategy of investing in high-quality securities and maintaining our duration near the low end of our range. At December 31, 2011, the fixed-income portfolio had a weighted average credit quality of AA-. Our fixed-income portfolio’s duration at December 31, 2011 was 1.9 years, a measure which reflects the portfolio’s exposure to changes in interest rates. We positioned our portfolio duration at the lower end of our duration guidelines with the view that, with interest rates extraordinarily low, the risk of higher rates exceeded the gain potential from a decrease in rates. Our preference is for credit and reinvestment risk over interest rate risk at this time.

App.-A-43

At December 31, 2011, our total capital (debt plus equity) was $8.2 billion, up from $8.0 billion held at December 31, 2010. Our debt-to-total capital ratio was 29.6% at year-end 2011, although this ratio was reduced to 25.9% in January 2012 when our $350 million 6.375% Senior Notes were retired at maturity. We continue to manage our investing and financing activities in order to maintain sufficient capital to support all of the insurance we can profitably underwrite and service.

II.   FINANCIAL CONDITION

A. Holding Company

In 2011, The Progressive Corporation, the holding company, received $0.9 billion of dividends, net of capital contributions, from its subsidiaries. For the three-year period ended December 31, 2011, The Progressive Corporation received $3.2 billion of dividends from its subsidiaries, net of capital contributions. Regulatory restrictions on subsidiary dividends are described in Note 8 – Statutory Financial Information.

Progressive’s debt-to-total capital (debt plus equity) ratios at December 31, 2011, 2010, and 2009 were 29.6%, 24.5%, and 27.5%, respectively. In August 2011, we issued $500 million of our 3.75% Senior Notes due 2021 (the “3.75% Senior Notes”); no debt was issued in 2010 or 2009. During the last three years, we repurchased $237.9 million, in aggregate principal amount, of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “6.70% Debentures”), including $15.0 million in 2011 and $222.9 million pursuant to a Tender Offer in 2010. See Note 4 – Debt and the Liquidity and Capital Resources section below for a further discussion of our debt activity. In January 2012, we retired all $350 million of our 6.375% Senior Notes at maturity.

We repurchased 51.3 million of our common shares in 2011. The total cost to repurchase these shares was $997.8 million, with an average cost of $19.45 per share. After we issued the debt in August 2011, we accelerated our repurchases, reflecting our strong capital position, well-structured portfolio, solid operations, and our view of the value of our stock. During the three-year period ended December 31, 2011, we repurchased 75.7 million of our common shares at a total cost of $1.4 billion (average cost of $18.99 per share).

Progressive maintains a policy of paying an annual variable dividend that, if declared, would be payable shortly after the close of the year. The annual variable dividend is based on a target percentage of after-tax underwriting income multiplied by a companywide performance factor (“Gainshare factor”), subject to the limitations discussed below. The target percentage is determined by our Board of Directors on an annual basis and announced to shareholders and the public. The Board determined the target percentage to be 33 1/3% for 2011, 25% for 2010, and 20% for 2009, of annual after-tax underwriting income. For 2012, the Board has maintained the target percentage at 33 1/3% of annual after-tax underwriting income.

The Gainshare factor can range from zero to two and is determined by comparing our operating performance for the year to certain predetermined profitability and growth objectives approved by the Compensation Committee of the Board. This Gainshare factor is also used in the variable cash incentive program currently in place for our employees (referred to as our “Gainsharing program”). Although recalibrated every year, the structure of the Gainsharing program generally remains the same. For 2011, the Gainshare factor was 1.10, compared to 1.50 in 2010 and 0.71 in 2009.

Our annual variable dividend program is subject to certain limitations. If the Gainshare factor is zero or if our after-tax comprehensive income (net income plus the after-tax change in net unrealized gains (losses) on securities, among other factors) is less than after-tax underwriting income, no dividend will be paid. Nevertheless, the declaration and amount of the dividend remains within the Board’s discretion.

Following is a summary of our shareholder dividends that were either declared or paid in the last three years:

(millions, except per share amounts)				Amount
Year	Dividend Type	Declared	Paid	Per Share	Total[1]
2011	Annual	December 2011	February 2012	$.4072	$249.4
2010	Annual	December 2010	February 2011	.3987	263.8
2010	Extraordinary	October 2010	December 2010	1.0000	663.2
2009	Annual	December 2009	February 2010	.1613	108.4
2008[2]	Annual	—	—	—	—

[1]Based	on shares outstanding as of the record date.

2No

annual variable dividend was declared based on 2008 results, reflecting the fact that we had an after-tax comprehensive loss of $614.7 million, despite reporting $477.7 million of after-tax underwriting income for the same period.

App.-A-44

B. Liquidity and Capital Resources

Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. As an auto insurer, our claims liabilities are generally short in duration. Generally, at any point in time, approximately 50% of our outstanding reserves are paid within the following twelve months and less than 15% are still outstanding after three years. See Claims Payment Patterns, a supplemental disclosure provided in this Annual Report, for further discussion of the timing of claims payments.

As of December 31, 2011, our consolidated statutory surplus was $5.3 billion, compared to $5.1 billion at December 31, 2010. Our net premiums written-to-surplus ratio was 2.9 to 1 both at year-end 2011 and 2010, compared to 2.8 at year-end 2009. We also have access to $2.0 billion in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth as needed. In addition, our risk-based capital ratios, which are a series of dynamic surplus-related formulas that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting), are well in excess of minimum regulatory requirements. Nonetheless, the payment of dividends by our subsidiaries may be subject to certain limitations. See Note 8 – Statutory Financial Information for additional information on subsidiary dividends.

For the three years ended December 31, 2011, operations generated positive cash flows of $4.7 billion, and cash flows are expected to remain positive in both the short-term and reasonably foreseeable future. In 2011, our operating cash flows decreased $181 million, compared to 2010, primarily due to higher advertising expenditures, commissions paid, salaries paid, and timing differences of cash payments.

As of December 31, 2011, 79% of our portfolio was invested in Group II securities, as defined above. In addition, our fixed-income portfolio duration was 1.9 years, with a weighted average credit quality of AA-. At year end, we held $4.5 billion in short-term investments and U.S. Treasury securities. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments without having a negative effect on our cash flows from operations. See Item 1A, “Risk Factors,” in our Form 10-K filed with the SEC for a discussion of certain matters that may affect our portfolio and capital position.

As noted above, during the year we issued $500 million of our 3.75% Senior Notes. We received proceeds of $497 million, after deducting underwriting discounts and commissions, and incurred an additional $1.0 million of expenses related to the issuance. In addition, upon issuance of the 3.75% Senior Notes, we closed a forecasted debt issuance hedge, which was entered into to hedge against a possible rise in interest rates, and recognized a $5.1 million pretax loss as part of accumulated other comprehensive income (loss); the loss will be recognized as an increase to interest expense and amortized over the life of the 3.75% Senior Notes. In addition to this debt issuance, in January 2012, we retired all $350 million of our 6.375% Senior Notes at maturity. Our next scheduled debt maturity will be in October 2013 of $150 million of our 7% Senior Notes.

In September 2011, we entered into an agreement with The Bank of New York Mellon Trust Company, N.A., as trustee, modifying the terms of our 6.70% Debentures. Pursuant to that agreement, we surrendered our right to temporarily defer the payment of interest on the Debentures, which had been an unexercised feature of the 6.70% Debentures since they were issued in 2007. By surrendering that right, we were able to terminate the related obligation to set aside 250 million of our unissued common shares by June 2012; we were required to reserve these shares as a source of potential funding to pay deferred interest in the event we were ever to exercise our right to defer temporarily the payment of interest under the 6.70% Debentures. As a result of this agreement, we surrendered a right that we had no intention to use and preserved flexibility over a significant amount of our unissued shares, which we determined to be in the best interests of the company and its shareholders. These changes were effective immediately upon execution of the agreement.

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

App.-A-45

We seek to deploy and use capital in a prudent manner and use multiple data sources and modeling tools to estimate the frequency, severity, and correlation of identified exposures, including, but not limited to, catastrophic losses, natural disasters, and other significant business interruptions, to estimate our potential capital needs.

Management views our capital position as consisting of the following three layers, each with a specific size and purpose:

•

The first layer of capital, which we refer to as “regulatory capital,” is the amount of capital we need to satisfy state insurance regulatory requirements and support our objective of writing all the business we can write and service, consistent with our underwriting discipline of achieving a 96 combined ratio. This capital is held by our various insurance entities.

•

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

•

The third layer of capital is capital in excess of the sum of the first two layers and provides maximum flexibility to repurchase stock or other securities, consider acquisitions, and pay dividends to shareholders, among other purposes. This capital is largely held at a non-insurance subsidiary of the holding company.

At all times during the last two years, our total capital exceeded the sum of our regulatory capital layer plus our self-constructed extreme contingency load. At December 31, 2011, we held total capital (debt plus equity) of $8.2 billion at book value, compared to $8.0 billion at book value at December 31, 2010.

The combination of strong operating and modest investment results increased the amount of capital in our third layer to a level that allowed our Board of Directors to take several actions to return underleveraged capital to our investors during the last three years, including:

•

Repurchases of our outstanding debt securities. From time to time, we may elect to repurchase our outstanding debt securities in the open market or in privately negotiated transactions, when management believes that such securities are attractively priced and capital is available for such a purpose.

•

During 2011, we repurchased $15.0 million in aggregate principal amount of our 6.70% Debentures at or near par in the open market, resulting in a net loss on these debt extinguishments of $0.1 million.

•

In June 2010, we commenced an offer to purchase for cash (the “Tender Offer”) up to $350 million in aggregate principal amount of our 6.70% Debentures. The Tender Offer expired in July 2010. We received valid tenders from holders of the 6.70% Debentures in the aggregate principal amount of $222.9 million. All of the tendering holders validly tendered by the early tender date and received consideration of $950 per $1,000 principal amount of the 6.70% Debentures accepted for purchase, which included an early tender payment of $50 per $1,000 principal amount of 6.70% Debentures accepted. The total cost of the Tender Offer, including the related Consent Solicitation and all associated fees, was $214.3 million, resulting in a net gain of $6.4 million on the debt extinguishment. See Note 4 – Debt for additional information, including details of the Consent Solicitation to holders of our 6.25% Senior Notes due 2032, which allowed us to terminate the Replacement Capital Covenant and proceed with the Tender Offer.

App.-A-46

•

Repurchases of our common shares. We continued our practice of repurchasing our common shares when we deem it appropriate. During 2011, we repurchased 51.3 million shares at a total cost of $997.8 million. In June 2011, the Board of Directors approved a new authorization to repurchase up to 75 million common shares, to be used in addition to, and after completion of, the remaining repurchases available under the June 2009 authorization; repurchases of the remaining shares under the 2009 authorization were completed during the third quarter 2011. As of December 31, 2011, we had 50.7 million shares remaining under our 2011 authorization. During 2010 and 2009, we repurchased 13.3 million shares and 11.1 million shares, respectively, at a total cost of $258.6 million and $180.6 million, respectively.

•

Declaration of dividends. As part of our capital strategy, in December 2011, 2010, and 2009, we declared our annual variable dividends of $.4072 per share, $.3987 per share, and $.1613 per share, respectively. In addition, in October 2010, we declared a $1.00 per share extraordinary dividend, reflecting our additional action to return underleveraged capital to shareholders.

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

In order to provide liquidity in the event of disruptions in our cash management operations, such as disruptions in the financial markets or related facilities, that could affect our ability to transfer or receive funds, we currently have a 364-Day Secured Liquidity Credit Facility Agreement with PNC Bank, National Association (PNC). Under this agreement, we may borrow up to $125 million, which may be increased to $150 million at our request but subject to PNC’s discretion. Any borrowings under this agreement would be secured by a lien on certain marketable securities held in our investment portfolio. We had no borrowings under this arrangement in 2011 or 2010. See Note 4 – Debt for further discussion of our credit facility.

C. Commitments and Contingencies

Contractual Obligations

A summary of our noncancelable contractual obligations as of December 31, 2011, follows:

	Payments due by period
(millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt[1]	$2,462.1	$350.0	$150.0	$0	$1,962.1
Interest payments on debt[2]	1,371.0	136.3	239.9	229.4	765.4
Operating leases	158.0	53.0	68.1	23.1	13.8
Purchase obligations	174.3	97.7	67.0	9.6	0
Loss and loss adjustment expense reserves	7,245.8	3,721.6	2,550.5	580.1	393.6

Total	$11,411.2	$4,358.6	$3,075.5	$842.2	$3,134.9

1In	January 2012, we retired $350 million of our 6.375% Senior Notes at maturity.

[2]Includes	interest on the 6.70% Debentures at the fixed annual rate through, but excluding, June 15, 2017. See Note 4 – Debt for further discussion on the interest rate and maturity dates for these Debentures.

Purchase obligations represent our noncancelable commitments for goods and services (e.g., software licenses and maintenance on information technology equipment). Unlike many other forms of contractual obligations, loss and loss adjustment expense (LAE) reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates based on our recent payment patterns. To further understand our claims payments, see Claims Payment Patterns, a supplemental disclosure provided in this Annual Report. In addition, we annually publish a comprehensive Report on Loss Reserving Practices, which was most recently filed with the SEC on a Form 8-K on June 30, 2011, that further discusses our claims payment development patterns.

App.-A-47

In 2011, we issued $500 million of 3.75% Senior Notes. We did not enter into any other significant new contractual commitments outside the ordinary course of business during 2011 or 2010.

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

We maintain insurance on our real property and other physical assets, including coverage for losses due to business interruptions caused by covered property damage. However, the insurance will not compensate us for losses that may occur due to disruptions in service as a result of a computer, data processing, or telecommunications systems failure, cyber attack, or other event that is unrelated to covered property damage, nor will the insurance necessarily compensate us for all losses resulting from covered events. To help maintain functionality and reduce the risk of significant interruptions of our operations, we maintain back-up systems or facilities for certain of our principal systems and services. We still may be exposed, however, should these measures prove to be unsuccessful or inadequate to protect against severe, multiple, or prolonged service interruptions or against interruptions of systems where no back-up currently exists. We have established emergency management teams, which are responsible for responding to business disruptions and other risk events. The teams’ ability to respond successfully may be limited depending on the nature of the event, the completeness and effectiveness of our plans to maintain business continuity upon the occurrence of such an event, and other factors beyond our control.

App.-A-48

III.   RESULTS OF OPERATIONS —UNDERWRITING

A. Growth

(millions)	2011	2010	2009
NET PREMIUMS WRITTEN
Personal Lines
Agency	$7,705.8	$7,490.2	$7,391.2
Direct	5,906.4	5,534.2	5,061.9

Total Personal Lines	13,612.2	13,024.4	12,453.1
Commercial Auto	1,534.3	1,449.5	1,533.9
Other indemnity	.1	2.9	15.9

Total underwriting operations	$15,146.6	$14,476.8	$14,002.9

Growth over prior year	5%	3%	3%

NET PREMIUMS EARNED
Personal Lines
Agency	$7,627.4	$7,419.7	$7,414.8
Direct	5,803.7	5,407.2	4,951.1

Total Personal Lines	13,431.1	12,826.9	12,365.9
Commercial Auto	1,467.1	1,474.2	1,623.3
Other indemnity	4.6	13.7	23.6

Total underwriting operations	$14,902.8	$14,314.8	$14,012.8

Growth over prior year	4%	2%	3%

Net premiums written represent the premiums generated from policies written during the period less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are earned as revenue over the life of the policy using a daily earnings convention.

We generated an increase in total written and earned premiums during each of the last three years. The increase in premiums reflects our efforts to increase retention, as well as continued work on several initiatives aimed at providing consumers with distinctive new insurance options (discussed below). The Commercial Auto business generated an increase in written premium for 2011, reflecting both rate increases taken during the year and an increase in new applications in the second half of the year, compared to declines in both written and earned premium during 2010 and 2009.

Policies in force, our preferred measure of growth, represents all policies under which coverage was in effect as of the end of the period specified. As of December 31, our policies in force were:

(thousands)	2011	2010	2009
POLICIES IN FORCE
Personal Lines
Agency auto	4,648.5	4,480.1	4,299.2
Direct auto	3,844.5	3,610.4	3,201.1

Total auto	8,493.0	8,090.5	7,500.3
Special lines[1]	3,790.8	3,612.2	3,440.3

Total Personal Lines	12,283.8	11,702.7	10,940.6

Growth over prior year	5%	7%	5%

POLICIES IN FORCE
Commercial Auto	509.1	510.4	512.8

Growth over prior year	0%	0%	(5)%

[1]	Includes insurance for motorcycles, ATVs, RVs, mobile homes, watercraft, snowmobiles, and similar items, as well as a personal umbrella product.

App.-A-49

To analyze growth, we review new policies, rate levels, and the retention characteristics of our books of business. The following table shows our year-over-year changes in new and renewal applications (i.e., issued policies):

	Growth Over Prior Year
	2011	2010	2009
APPLICATIONS
Personal Lines
New	(1)%	7%	6%
Renewal	7%	5%	6%
Commercial Auto
New	(2)%	(1)%	(9)%
Renewal	(1)%	(4)%	2%

Our Personal Lines business had a slight decline in new applications in 2011, compared to last year, in both our Agency and Direct auto businesses. We generated an increase in new applications for both our Agency and Direct auto businesses in the fourth quarter of 2011, primarily due to significant growth in several large states (see further discussion in the Agency and Direct business sections below). Our Commercial Auto business continued to experience a decline in new and renewal business applications, although we are beginning to see some positive signs in this business with new application growth returning in the second half of 2011.

We pursue initiatives aimed at providing consumers with distinctive new auto insurance options. During 2011, we continued the rollout of new personal auto product models, which further refine our segmentation and incorporate the best design elements of the Agency and Direct auto products. We introduced these models to 21 jurisdictions during 2011, bringing the total number of markets to 40 at the end of the year. We plan to extend the rollout to about 5 to 7 additional states in 2012, which will substantially complete the rollout of these products.

During 2011, we launched the national advertising of Snapshot®, our usage-based insurance product. Snapshot was made available in 12 additional states and the District of Columbia in 2011, bringing the total number of Direct markets to 40. Agency auto customers have access to Snapshot in 33 of those 40 jurisdictions. We plan to expand Snapshot into about 3 to 4 additional states, depending on regulatory approval and business results, during 2012. We currently have four patents, and additional patent applications pending, with respect to usage-based insurance.

We are also continuing with our efforts to further penetrate customer households through cross-selling products. Progressive Home Advantage®, the program in which we “bundle” our auto product with property insurance provided by one of three unaffiliated insurance carriers, is becoming an integral part of our consumer offerings. The program is currently available to Agency customers in 44 states, Direct customers in 48 states, and is available to both Agency and Direct customers in the District of Columbia. Progressive Home Advantage is not available to customers in Florida and Alaska. These multi-product customers are an important part of our strategic agenda, since they tend to stay with us longer, have better loss experience, and represent a sizable segment of the market. In addition, we continue to focus on selling auto policies to our special lines customers and vice versa.

In 2011, we worked on improving our offerings in the mobile space. Customers now have the ability to obtain a quote and buy an auto insurance policy on our mobile website in 41 states and the District of Columbia. In addition, policyholders are able to make payments and certain endorsements from their mobile device, as well as receive identification cards and severe weather text alerts. We also recently expanded our mobile offerings for agents by making our agency-dedicated website accessible from an application designed for a tablet computer, and have developed a prototype application that allows consumers to use the camera from their mobile device to send a picture of their driver’s license and current insurance card to get an instantaneous quote. We will continue to add new functionality to our mobile site and mobile applications, such as quoting for multi-vehicle households, additional policy servicing capabilities, and other agent-facing solutions during 2012.

We also began the national rollout of a new product model in our Commercial Auto business during 2011. This new model, which expands our coverage offerings, simplifies the quoting and claims experience, and provides incentives for customers to stay with us longer, is available in 14 states. We plan to continue the rollout to our remaining 35 Commercial Auto business states during 2012. We also offer our Commercial Auto customers general liability coverage in 19 states and workers’ compensation coverage in 14 states through our Progressive Commercial AdvantageSM program; these products are underwritten by three unaffiliated insurance companies.

App.-A-50

We experienced the following changes in written premium per policy:

	Change Over Prior Year
	2011	2010	2009
WRITTEN PREMIUM PER POLICY
Personal Lines — auto	(1)%	(1)%	(2)%
Commercial Auto	5%	(6)%	(7)%

In each of the last three years, our personal auto business experienced a decline in written premium per policy, primarily the result of shifts in our mix of business. Our Commercial Auto business experienced an increase in written premium per policy in 2011, compared to decreases in the last two years, primarily reflecting rate increases taken during the year, as well as a shift in the mix of our business. Adjusting rates is a continuous process and we will continue to evaluate future rate needs and react quickly as we recognize changing trends. See below for additional discussion on written premium per policy for our Agency and Direct auto channels and our Commercial Auto business.

Another important element affecting growth is customer retention. One measure of retention is policy life expectancy, which is our actuarial estimate of the average length of time that a policy (including any renewals) will remain in force before cancellation or lapse in coverage. The following table shows our year-over-year changes in policy life expectancy:

	Change Over Prior Year
	2011	2010	2009
POLICY LIFE EXPECTANCY
Personal Lines:
Auto	2%	5%	3%
Special lines	(1)%	(1)%	(3)%
Commercial Auto	0%	(1)%	0%

The lengthening policy life expectancies in our personal auto business, in part reflects our efforts to stabilize rates at renewal and the greater penetration of multi-product offerings. Our special lines and Commercial Auto businesses have seen little change in policy life expectancy over the last several years. Realizing the importance that retention has on our ability to continue to grow profitably, we continue to emphasize competitive pricing, quality service, and other retention initiatives for our customers.

B. Profitability

Profitability for our underwriting operations is defined by pretax underwriting profit, which is calculated as net premiums earned less losses and loss adjustment expenses, policy acquisition costs, and other underwriting expenses. We also use underwriting profit margin, which is underwriting profit expressed as a percentage of net premiums earned, to analyze our results. For the three years ended December 31, our underwriting profitability results were as follows:

($ in millions)	2011		2010		2009
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
	$	Margin	$	Margin	$	Margin
Personal Lines
Agency	$564.9	7.4%	$601.0	8.1%	$579.2	7.8%
Direct	354.4	6.1	291.1	5.4	357.9	7.2

Total Personal Lines	919.3	6.8	892.1	7.0	937.1	7.6
Commercial Auto	133.5	9.1	185.0	12.5	229.8	14.2
Other indemnity[1]	(5.5)	NM	6.4	NM	8.7	NM

Total underwriting operations	$1,047.3	7.0%	$1,083.5	7.6%	$1,175.6	8.4%

[1]	Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.

App.-A-51

Our underwriting margins for the last three years exceeded our long-term profitability target of 4%, but have decreased each year since 2009. Pricing and market conditions are always significant drivers of underwriting margins over any defined period. In addition, the lower underwriting margin in 2011 reflects higher catastrophe losses and less favorable loss reserve development than we experienced during 2010. The lower underwriting margin in 2010, compared to 2009, was due to increased advertising expenditures and higher payment for employees under our Gainshare program.

Further underwriting results for our Personal Lines business, including its channel components, the Commercial Auto business, and our underwriting operations in total, as defined in Note 10 – Segment Information, were as follows:

Underwriting Performance[1]	2011	2010	2009
Personal Lines – Agency
Loss & loss adjustment expense ratio	71.8	70.6	71.1
Underwriting expense ratio	20.8	21.3	21.1

Combined ratio	92.6	91.9	92.2

Personal Lines – Direct
Loss & loss adjustment expense ratio	71.4	72.6	72.3
Underwriting expense ratio	22.5	22.0	20.5

Combined ratio	93.9	94.6	92.8

Total Personal Lines
Loss & loss adjustment expense ratio	71.6	71.4	71.5
Underwriting expense ratio	21.6	21.6	20.9

Combined ratio	93.2	93.0	92.4

Commercial Auto
Loss & loss adjustment expense ratio	68.9	65.1	64.7
Underwriting expense ratio	22.0	22.4	21.1

Combined ratio	90.9	87.5	85.8

Total Underwriting Operations[2]
Loss & loss adjustment expense ratio	71.4	70.8	70.7
Underwriting expense ratio	21.6	21.6	20.9

Combined ratio	93.0	92.4	91.6

Accident year-Loss & loss adjustment expense ratio[3]	73.0	73.0	71.7

[1]	Ratios are expressed as a percentage of net premiums earned.

[2]

Combined ratios for the other indemnity businesses are not presented separately due to the low level of premiums earned by, and the variability of loss costs in, such businesses. For the years ended December 31, 2011, 2010, and 2009, these businesses generated an underwriting profit (loss) of $(5.5) million, $6.4 million, and $8.7 million, respectively.

[3]

The accident year ratios include only the losses that occurred during the period noted. As a result, accident period results will change over time, either favorably or unfavorably, as we revise our estimates of loss costs when payments are made or reserves for that accident period are reviewed.

Losses and Loss Adjustment Expenses (LAE)

(millions)	2011	2010	2009
Change in net loss and LAE reserves	$93.2	$243.3	$190.7
Paid losses and LAE	10,541.6	9,888.0	9,714.2

Total incurred losses and LAE	$10,634.8	$10,131.3	$9,904.9

Claims costs, our most significant expense, represent payments made, and estimated future payments to be made, to or on behalf of our policyholders, including expenses needed to adjust or settle claims. Claims costs are a function of loss severity and frequency and are influenced by inflation and driving patterns, among other factors. Accordingly, anticipated changes in these factors are taken into account when we establish premium rates and loss reserves. Our estimated needed reserves are adjusted as these underlying assumptions change. See Critical Accounting Policies for a discussion of the effect of changing estimates.

App.-A-52

Our total loss and loss adjustment expense ratio increased 0.6 points in 2011 and was relatively flat in 2010, compared to the prior year. Catastrophe losses contributed 1.4 points in 2011 to our loss and loss adjustment expense ratio, compared to 0.8 points in 2010 and 0.7 points in 2009. The large amount of catastrophe losses in 2011 primarily related to hurricane Irene and significant spring storms, including hail and tornadoes. We recognized favorable prior accident year development in 2011, 2010, and 2009, which decreased the calendar year loss and loss adjustment expense ratio by 1.6 points, 2.2 points, and 1.0 points, respectively. The combination of higher catastrophe losses and less favorable reserve development in 2011 was partially offset by a decrease in frequency for each of our auto coverages, excluding comprehensive. On an accident year basis, our 2009 loss and loss adjustment expense ratio was 1.3 points lower than both 2011 and 2010, primarily reflecting lower frequency in our Commercial Auto business in 2009, compared to the other two years.

The following discussion of our severity and frequency trends excludes comprehensive coverage because of its inherent volatility, as it is typically linked to catastrophic losses generally resulting from adverse weather. Comprehensive coverage insures against damage to a customer’s vehicle due to various causes (other than collision), such as windstorm, hail, theft, falling objects, and glass breakage.

Total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in reserves) was up about 0.5% in 2011, down about 1.5% in 2010, and was relatively flat in 2009, over the prior-year periods.

•	2011 – Severity in our bodily injury and property coverages increased, while our personal injury protection (PIP) severity was down about 3%.
•	2010 – We experienced a decrease in severity for our bodily injury coverage and the property coverages, while PIP severity increased about 3%.
•	2009 – Severity in our property coverages decreased and PIP severity increased, while bodily injury severity remained relatively flat.

It is difficult to estimate future severity, especially for bodily injury and PIP claims, but we continue to monitor changes in the underlying costs, such as medical costs, health care reform, jury verdicts, auto parts, and used car prices, along with regulatory changes, which may affect severity. The severity we experience also will vary with changes in our mix of business by policy limits and coverages.

Our incurred frequency of auto accidents, on a calendar-year basis, was down about 2% in 2011 and was relatively flat in both 2010 and 2009, compared to the prior-year periods.

•	2011 – Each of our coverages experienced a decline in frequency, with bodily injury and PIP having slightly more of a decrease than the property coverages.
•	2010 – We experienced a slight increase in frequency in bodily injury and PIP coverages, while the frequency in the property coverages remained flat.
•	2009 – Increases in frequency for our bodily injury and PIP coverages were offset by decreases in the property coverages.

The degree or direction of frequency change that we will experience in the future is not something that we are able to predict with any certainty. We continue to analyze trends to distinguish changes in our experience from external factors, such as changes in the number of vehicles per household, miles driven, gasoline prices, greater vehicle safety, and unemployment rates, versus those resulting from shifts in the mix of our business, to allow us to reserve more accurately for our loss exposure.

App.-A-53

The table below presents the actuarial adjustments implemented and the loss reserve development experienced in the years ended December 31:

($ in millions)	2011	2010	2009
Actuarial Adjustments
Reserve decrease/(increase)
Prior accident years	$151.7	$124.6	$3.9
Current accident year	91.7	71.0	(51.5)

Calendar year actuarial adjustments	$243.4	$195.6	$(47.6)

Prior Accident Years Development
Favorable/(Unfavorable)
Actuarial adjustments	$151.7	$124.6	$3.9
All other development	90.3	195.8	132.1

Total development	$242.0	$320.4	$136.0

(Increase) decrease to calendar year combined ratio	1.6 pts.	2.2 pts.	1.0 pts.

Total development consists both of actuarial adjustments and “all other development.” The actuarial adjustments represent the net changes made by our actuarial department to both current and prior accident year reserves based on regularly scheduled reviews. Through these reviews, the actuaries identify and measure variances in the projected frequency and severity trends, which allows them to adjust the reserves to reflect the current costs. We report these actuarial adjustments separately for the current and prior accident years to reflect these adjustments as part of the total prior accident years’ reserve development.

“All other development” represents claims settling for more or less than reserved, emergence of unrecorded claims at rates different than anticipated in our incurred but not recorded (IBNR) reserves, and changes in reserve estimates on specific claims. Although we believe that the development from both the actuarial adjustments and “all other development” generally results from the same factors, as discussed below, we are unable to quantify the portion of the reserve development that might be applicable to any one or more of those underlying factors.

Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while sustaining minimal variation from the date that the reserves are initially established until losses are fully developed. As reflected in the table above, we experienced favorable reserve development in each of the last three years.

2011

•	About half of the favorable reserve development was attributable to accident years 2008 and prior, while the balance was primarily due to claims from accident year 2010.
•

Approximately 70% of the favorable reserve development was attributable to our Personal Lines business, with our Agency and Direct channels contributing 25% and 75%, respectively; the balance was primarily in our Commercial Auto business.

2010

•	Approximately 70% of the favorable reserve development was attributable to accident year 2009, while the balance was mostly due to claims from accident years 2007 and 2006.
•

About 70% of the favorable reserve development was in our Personal Lines business, with our Agency and Direct channels contributing almost equal amounts; the balance was in our Commercial Auto business.

2009

•	About 60% of the favorable reserve development was due to favorable development for accident years 2006 and prior, while the balance was mostly due to claims from accident year 2008.
•

Approximately 55% of the favorable reserve development was attributable to our Personal Lines business, with our Agency and Direct channels contributing 25% and 75%, respectively; the balance was primarily in our Commercial Auto business.

App.-A-54

The favorable reserve development reflected the settlement of larger losses for amounts less than we originally reserved in our Personal Lines business (primarily in our personal auto product) for 2011 and 2010, and in our Commercial Auto business for each of the last three years. During the last three years, we also experienced lower than expected defense and cost containment costs, reflecting a combination of fewer claims being litigated, as well as the fact that a greater percentage of these cases are now being handled by our in-house counsel, which is a cost-effective alternative to using external law firms. In addition, for 2010, our IBNR reserves developed favorably due to lower severity and frequency of late emerging claims. However, in 2011, the number of late emerging claims increased over 2010 and was greater than anticipated by our carried IBNR, thus we recognized unfavorable development on our total IBNR reserves.

We continue to focus on our loss reserve analysis, attempting to enhance accuracy and to further our understanding of our loss costs. A detailed discussion of our loss reserving practices can be found in our Report on Loss Reserving Practices, which was filed in a Form 8-K on June 30, 2011.

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

Underwriting Expenses

Progressive’s other underwriting expenses and policy acquisition costs as a percentage of premiums earned were relatively unchanged for 2011 and increased 0.7 points in 2010 over 2009. In 2011, increased advertising expenses and information technology costs were offset by lower Gainsharing expenses. The increase in 2010 primarily reflects higher advertising and Gainsharing expenditures, partially offset by a solid increase in productivity, reflected by an increase in companywide policies in force per full-time equivalent employee. In accordance with GAAP, policy acquisition costs are amortized over the policy period in which the related premiums are earned (see Note 1—Reporting and Accounting Policies). We do not defer any advertising costs.

C. Personal Lines

	Growth Over Prior Year
	2011	2010	2009
Net premiums written	5%	5%	5%
Net premiums earned	5%	4%	4%
Policies in force	5%	7%	5%

Progressive’s Personal Lines business writes insurance for personal autos and recreational vehicles and represented 90% of our total net premiums written in both 2011 and 2010, compared to 89% for 2009. We currently write our Personal Lines products in all 50 states. We also offer our personal auto product (not special lines products) in the District of Columbia and on an Internet-only basis in Australia.

Personal auto represented slightly more than 90% of our total Personal Lines net premiums written in each of the last three years. These auto policies are primarily written for 6-month terms. The remaining Personal Lines business is comprised of special lines products (e.g., motorcycles, watercraft, and RVs), which are written for 12-month terms. Personal auto policies in force increased 5% for 2011, 8% for 2010, and 5% for 2009; policies in force for the special lines products increased 5% in both 2011 and 2010 and 3% in 2009. Net premiums written for personal auto increased 5% in each of the last three years; special lines net premiums written grew 1% in both 2011 and 2010 and 4% in 2009.

Our total Personal Lines business generated strong underwriting results in 2011, which were widely distributed by product and state. In 2011, 47 states and the District of Columbia were profitable, including 9 of our 10 largest states. The special lines products had a favorable effect on the total Personal Lines combined ratio of approximately 1.0 points in both 2011 and 2009, and 1.5 points in 2010.

Even though our Agency and Direct businesses are managed under one Personal Lines organization, we will continue to report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by channel.

App.-A-55

The Agency Business

	Growth Over Prior Year
	2011	2010	2009
Net premiums written	3%	1%	1%
Net premiums earned	3%	0%	1%
Auto: policies in force	4%	4%	0%
new applications	(2)%	4%	3%
renewal applications	5%	1%	0%
written premium per policy	0%	0%	0%
policy life expectancy	6%	8%	2%

The Agency business includes business written by more than 35,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. In 2011, our Agency auto business experienced a decrease in new applications, compared to increases in the last two years. The decrease in 2011 reflects, in large part, the strong growth in new applications we experienced in the first half of 2010, and an apparent decline of consumers shopping for auto insurance, which began toward the end of 2010 and carried into 2011. Despite the decline in new applications for the year, our Agency auto business did see an increase in new applications in the fourth quarter 2011, compared to the same quarter in 2010. Significant increases in several large states, including Florida, New York, California, and New Jersey, reflecting previous actions to make our rates more competitive in those states, contributed to the fourth quarter growth. Over the last three years, written premium per policy on total Agency auto business has remained steady, but in 2011 written premium per policy was up modestly for new business. Retention in our Agency auto business (measured by policy life expectancy) has improved in each of the last three years.

On a year-over-year basis, Agency auto quotes were relatively flat, compared to increases in both 2010 and 2009. Quoting on third-party comparative rating systems continues to increase and our presentation on these systems continues to improve. We are continuing to identify opportunities to ensure our prices are available for our agents, including efforts to make agent quoting and servicing available on tablet computers. Our Agency auto rate of conversion (i.e., converting a quote to a sale) decreased in both 2011 and 2009 and was relatively flat in 2010.

The underwriting expense ratio in our Agency business was down 0.5 points in 2011 and was relatively unchanged the previous two years. Improved customer retention and cost saving efforts helped keep expenses in line during all three years.

The Direct Business

	Growth Over Prior Year
	2011	2010	2009
Net premiums written	7%	9%	11%
Net premiums earned	7%	9%	10%
Auto: policies in force	6%	13%	13%
new applications	(2)%	9%	20%
renewal applications	11%	13%	13%
written premium per policy	(1)%	(3)%	(4)%
policy life expectancy	(3)%	2%	3%

The Direct business includes business written directly by Progressive online and over the phone. Similar to the Agency channel, we were unable to generate new business growth in our Direct channel for the full year 2011, but we did see a solid increase in new applications in the fourth quarter 2011, compared to last year; Florida and New Jersey had the largest year-over-year increases for both the year and the fourth quarter. Out of our top 10 Direct auto states, four states experienced an increase in new auto applications in 2011, compared to eight states in 2010 and nine states in 2009.

Written premium per policy for total Direct auto was down in each of the last three years, as compared to the prior year, although the rate of decline slowed in 2011. Written premium per policy on Direct auto new business increased slightly in 2011. The decreases in each year primarily reflect shifts in our mix of business (e.g., older age vehicles, state mix in our renewal business, and drivers with proof of prior insurance). We believe the decline in policy life expectancy for 2011 reflects rate increases taken in Florida and Massachusetts, as well as changes in bill plan presentation, which has led to more customers paying in installments and, historically, these customers tend to retain for shorter periods.

App.-A-56

On a year-over-year basis, the total number of quotes in the Direct business decreased in 2011, reflecting decreases in both Internet quotes and quotes generated via the phone, compared to increases in both 2010 and 2009. Significant quoting activity in the first half of 2010 and an apparent decline in the level of consumer shopping, which began towards the end of 2010 and carried into 2011, adversely affected the comparisons in 2011. The total Direct business conversion rate was relatively flat in 2011 and had solid increases in both 2010 and 2009, compared to the prior years.

We increased our total advertising expenditures on a year-over-year basis in each of the last three years. We continue to work toward achieving our key objective of having our efforts in marketing and other brand-building activities match our competency in other technical skills, such as pricing and claims handling. We remain focused on establishing a well-respected brand and added to our inventory of television commercials and Internet advertising. We continue to use “Flo” to provide fresh and engaging messages, and during 2011, we increased the use of a complementary campaign with the “Messenger.” In addition, during 2011, we have invested in the infrastructure of both our mobile capabilities and our usage-based insurance products.

D. Commercial Auto

	Growth Over Prior Year
	2011	2010	2009
Net premiums written	6%	(6)%	(10)%
Net premiums earned	0%	(9)%	(8)%
Policies in force	0%	0%	(5)%
New applications	(2)%	(1)%	(9)%
Renewal applications	(1)%	(4)%	2%
Written premium per policy	5%	(6)%	(7)%
Policy life expectancy	0%	(1)%	0%

Progressive’s Commercial Auto business writes primary liability, physical damage, and other auto-related insurance for automobiles and trucks owned by small businesses, with the majority of our customers insuring three or fewer vehicles. Our Commercial Auto business represented 10% of our total net premiums written in both 2011 and 2010 and 11% in 2009. This business is primarily distributed through independent agents and operates in the following business market targets:

•	Business auto – autos, vans, and pick-up trucks used by small businesses, such as retailing, farming, services, and private trucking
•	Contractor – vans, pick-up trucks, and dump trucks used by small businesses, such as artisan contractors, heavy construction, and landscapers/snowplowers
•	For-hire transportation – tractors, trailers, and straight trucks primarily used by regional general freight and expeditor-type businesses and non-fleet long-haul operators
•	For-hire specialty – dump trucks, log trucks, and garbage trucks used by dirt, sand and gravel, logging, and coal-type businesses, and
•	Tow – tow trucks and wreckers used in towing services and gas/service station businesses.

Business auto and contractor are the two largest business market targets, and together, account for approximately 60% of our total Commercial Auto premiums and approximately 75% of the vehicles we insure in this business. We currently write our Commercial Auto business in 49 states; we do not write Commercial Auto in Hawaii or the District of Columbia. The majority of our policies in this business are written for 12-month terms.

The economic downturn during the last three years has had a significant effect on our Commercial Auto business’s new application growth. Although our Commercial Auto business experienced an overall decrease in new applications in each of the last three years, both 2011 and 2010 had some quarters with positive growth in new applications, showing some sign of possible recovery. Policies in force remained relatively unchanged since the end of 2009.

App.-A-57

We have been increasing rates in our Commercial Auto business for the past three years, but 2011 was the first year we have seen those rate increases translate into a year-over-year increase in written premium per policy. In addition, during 2011, we experienced shifts in our mix of business toward business market targets with higher average written premium. The decline in written premium per policy in 2010 and 2009 was due to shifts in our mix of business (e.g., greater percentage of liability-only policies, changes in geographical mix, and more policies qualifying for discounts). The change in policy life expectancy for our Commercial Auto business was flat or slightly negative over the last three years.

Commercial Auto’s expense ratio decreased 0.4 points in 2011, and increased 1.3 points in 2010, over the prior year. The increase in 2010 was due to increased information technology costs and an increase in Gainsharing expense.

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

E. Other Indemnity

Our other indemnity businesses represented less than 1% of our net premiums written in each of the last three years and consist of managing our run-off businesses, which include the run-off of our professional liability businesses that we sold in 2010. Pursuant to our agreement with the purchaser of this business, we will continue to write these policies, principally directors and officers liability insurance for community banks, for an agreed upon period after the closing of the sale. As of December 31, 2011, we continued to write business in only two states and will stop writing all business as of April 30, 2012. Beginning in July 2010, all such new and renewal business is 100% reinsured. From August 1, 2009 through June 30, 2010, the substantial majority of the business written for these policies was 100% reinsured. Prior to August 1, 2009, we reinsured the majority of the risk on these coverages with a small mutual reinsurer controlled by its bank customers and various other reinsurance entities. The sale of these businesses did not have a material effect on our financial condition, results of operations, or cash flows.

F. Service Businesses

Our service businesses, which represent less than 1% of our total revenues and do not have a material effect on our overall operations, primarily include:

•

Commercial Auto Insurance Procedures/Plans (CAIP) – We are the only servicing carrier on a nationwide basis for CAIP, which are state-supervised plans servicing the involuntary market in 42 states and the District of Columbia. As a service provider, we provide policy issuance and claims adjusting services and collect fee revenue that is earned on a pro rata basis over the terms of the related policies. In 2010, we reached an agreement with AIPSO (the national organization responsible for administering the involuntary insurance market) under which we will receive a supplemental fee, when necessary, to satisfy a minimum servicing fee requirement; this agreement is scheduled to expire on August 31, 2013. We cede 100% of the premiums and losses to the plans. Reimbursements to us from the CAIP plans are required by state laws and regulations. Material violations of contractual service standards can result in ceding restrictions for the affected business. We have maintained, and plan to continue to maintain, compliance with these standards. Any changes in our participation as a CAIP service provider would not materially affect our financial condition, results of operations, or cash flows.

•

Progressive Home Advantage® – Through Progressive Home Advantage, we offer, either directly or through our network of independent agents, new and existing Agency and Direct customers home, condominium, and renters insurance underwritten by unaffiliated homeowner’s insurance companies. Progressive Home Advantage is not available to customers in Florida and Alaska. For the policies written under this program in our Direct business, we receive commissions, which are used to mitigate the expenses associated with maintaining this program.

•

Progressive Commercial AdvantageSM – We currently offer our Commercial Auto customers the ability to package their auto coverage with other commercial coverages that are underwritten by three unaffiliated insurance companies. This program offers general liability coverage in 19 states and workers’ compensation coverage in 14 states as of December 31, 2011. We receive commissions for the policies written under this program, which are used to mitigate the expenses associated with maintaining this program.

App.-A-58

Our service businesses generated an operating profit in both 2011 and 2010, reflecting the recognition of the minimum servicing fee for CAIP discussed above, compared to an operating loss in 2009, which resulted from the downturn in the involuntary commercial auto market.

G. Litigation

The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies in the ordinary course of business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.

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

H. Income Taxes

As reported in the balance sheets, income taxes are comprised of net current income taxes payable/recoverable and net deferred tax assets and liabilities. A deferred tax asset/liability is a tax benefit/expense that is expected to be realized in a future tax return. At both December 31, 2011 and 2010, our income taxes were in a net asset position.

Our net deferred tax asset was $196.0 million at December 31, 2011, compared to $178.2 million at December 31, 2010. The increase in our net deferred tax asset since December 31, 2010, is primarily due to the net unrealized losses that occurred in our investment portfolio and increases in both the unearned premium reserve and accruals that are not deductible for income tax purposes. This increase is partially offset by the recognition of tax losses on sales of securities for which we had previously recorded other-than-temporary impairments. At both December 31, 2011 and 2010, we determined that we did not need a valuation allowance on our deferred tax asset. Although realization of the deferred tax asset is not assured, management believes it is more likely than not that the gross deferred tax asset will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.

There were no material changes in our uncertain tax positions during 2011.

See Note 5 – Income Taxes for further information.

App.-A-59

IV.  RESULTS OF OPERATIONS—INVESTMENTS

A. Portfolio Allocation

At year-end 2011, the fair value of our investment portfolio was $16.0 billion, 3% greater than at year-end 2010. The combination of our debt issuance and operating and investment returns more than offset our capital transactions during the year, such as share repurchases and shareholder dividends. Our investment income (interest and dividends) decreased 8% in 2011, as compared to 2010, reflecting lower yields in the portfolio, and increased 3% in 2010, as compared to 2009, reflecting an increase in average assets, partially offset by lower yields in the portfolio.

In 2011, we recognized $102.6 million in net realized gains, compared to $96.1 million and $27.1 million in 2010 and 2009, respectively. The net realized gains for all three periods were primarily the result of security sales, partially offset by changes in valuation of our derivative positions and write-downs of securities determined to have had other-than-temporary declines in fair value. The composition of the investment portfolio at December 31, was:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Portfolio	Duration (years)	Rating[2]
2011
Fixed maturities	$11,455.7	$370.2	$(73.2)	$6.6	$11,759.3	73.6%	2.1	AA-
Nonredeemable preferred stocks	473.7	342.6	(3.7)	(6.3)	806.3	5.1	1.1	BBB-
Short-term investments – other	1,551.8	0	0	0	1,551.8	9.7	<1	AA+

Total fixed-income securities	13,481.2	712.8	(76.9)	.3	14,117.4	88.4	1.9	AA-
Common equities	1,431.0	440.0	(25.4)	0	1,845.6	11.6	na	na

Total portfolio[3,4]	$14,912.2	$1,152.8	$(102.3)	$.3	$15,963.0	100.0%	1.9	AA-

2010
Fixed maturities	$11,630.8	$304.1	$(87.1)	$2.2	$11,850.0	76.3%	2.3	AA
Nonredeemable preferred stocks	601.3	560.2	0	(3.9)	1,157.6	7.5	1.2	BBB-
Short-term investments – other	1,090.8	0	0	0	1,090.8	7.0	<1	AAA-

Total fixed-income securities	13,322.9	864.3	(87.1)	(1.7)	14,098.4	90.8	2.0	AA-
Common equities	1,021.7	406.5	(3.2)	0	1,425.0	9.2	na	na

Total portfolio[3,4]	$14,344.6	$1,270.8	$(90.3)	$(1.7)	$15,523.4	100.0%	2.0	AA-

na = not applicable

[1]	Represents net holding period gains (losses) on certain hybrid securities.

[2]

Represents ratings at December 31, 2011 and 2010. Credit quality ratings are assigned by nationally recognized securities rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between AAA and AA+, we assign an internal rating of AAA-.

[3]	Excludes $46.9 million and $46.3 million at December 31, 2011 and 2010, respectively, of net unsettled security transactions included in other assets.

[4]

The total fair value of the portfolio includes $2.0 billion and $2.2 billion at December 31, 2011 and 2010, respectively, of securities in the portfolio of a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

App.-A-60

Our asset allocation strategy is to maintain 0-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities, as defined in the Overview – Investments and Capital Management section and as reflected in the following table. We believe this asset allocation strategy allows us to more accurately assess the risks associated with these securities for capital purposes and is in line with our primary regulator’s treatment.

The following tables show the composition of our Group I and Group II securities at December 31, 2011 and December 31, 2010:

($ in millions)	Fair Value	% of Total Portfolio
2011
Group I securities:
Non-investment-grade fixed maturities	$384.4	2.4%
Redeemable preferred stocks[1]	287.8	1.8
Non-redeemable preferred stocks	806.3	5.1
Common equities	1,845.6	11.6

Total Group I securities	3,324.1	20.9
Group II securities:
Other fixed maturities[2]	11,087.1	69.4
Short-term investments – other	1,551.8	9.7

Total Group II securities	12,638.9	79.1

Total portfolio	$15,963.0	100.0%

2010
Group I securities:
Non-investment-grade fixed maturities	$421.1	2.7%
Redeemable preferred stocks[1]	367.9	2.3
Non-redeemable preferred stocks	1,157.6	7.5
Common equities	1,425.0	9.2

Total Group I securities	3,371.6	21.7
Group II securities:
Other fixed maturities[2]	11,061.0	71.3
Short-term investments – other	1,090.8	7.0

Total Group II securities	12,151.8	78.3

Total portfolio	$15,523.4	100.0%

[1]	Includes non-investment-grade redeemable preferred stocks of $201.7 million at December 31, 2011 and $233.3 million at December 31, 2010.

[2]	Includes investment-grade redeemable preferred stocks, with cumulative dividends, of $86.1 million at December 31, 2011 and $134.6 million at December 31, 2010.

Unrealized Gains and Losses

As of December 31, 2011, our portfolio had pretax net unrealized gains, recorded as part of accumulated other comprehensive income, of $1,050.5 million, compared to $1,180.5 million at December 31, 2010. During the year, our fixed-income portfolio’s valuation decreased $141.3 million, primarily due to spread widening (i.e., the risk premium paid above the comparable Treasury rate) in some fixed-income sectors. The net unrealized gains in our common equity portfolio increased $11.3 million over the same time period, reflecting positive returns in the broad equity market.

See Note 2 – Investments for a further break-out of our gross unrealized gains and losses.

App.-A-61

Fixed-Income Securities

The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. The fixed-maturity securities and short-term investments, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2011		2010
Investment-grade fixed maturities:[1]
Short/intermediate term	$12,539.3	94.2%	$12,037.2	93.0%
Long term	55.7	.4	38.4	.3
Non-investment-grade fixed maturities[2]	716.1	5.4	865.2	6.7

Total	$13,311.1	100.0%	$12,940.8	100.0%

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

The year-over-year decrease in dollar amount of our non-investment-grade fixed maturities primarily resulted from maturities, calls, paydowns, and sales.

A primary exposure for the fixed-income portfolio is interest rate risk, which is managed by maintaining the portfolio’s duration between 1.5 and 5 years. Interest rate risk includes the change in value resulting from movements in the underlying market rates of debt securities held. The fixed-income portfolio had a duration of 1.9 years at December 31, 2011, compared to 2.0 years at December 31, 2010. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) are monitored on a regular basis.

The duration distribution of our fixed-income portfolio, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, was:

Duration Distribution	2011	2010
1 year	22.6%	34.6%
2 years	22.3	15.5
3 years	31.5	23.4
5 years	20.8	22.6
10 years	2.8	3.9

Total fixed-income portfolio	100.0%	100.0%

The shift in duration distribution reflects our decision to further reduce our exposure to longer-duration bonds, while maintaining our overall portfolio duration at a similar level.

Another primary exposure related to the fixed-income portfolio is credit risk. This risk is managed by maintaining an A+ minimum average portfolio credit quality rating, as defined by nationally recognized rating agencies.

The credit quality distribution of the fixed-income portfolio was:

Rating	2011	2010
AAA	53.6%	54.8%
AA	13.4	11.6
A	5.1	6.8
BBB	21.3	18.2
Non-rated/other	6.6	8.6

Total fixed-income portfolio	100.0%	100.0%

App.-A-62

Our portfolio is also exposed to concentration and credit risk. Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state’s general obligation bonds, to 2.5% of shareholders’ equity, while the single issuer limitation on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders’ equity. Additionally, the guideline applicable to any state’s general obligation bonds is 6% of shareholders’ equity. Our credit risk guidelines limit single issuer exposure; however, we also consider sector concentration a risk, and we frequently evaluate the portfolio’s sector allocation with regard to internal requirements and external market factors. Additionally, we consider concentration risk in the context of asset classes, including but not limited to common equities, residential and commercial mortgage securities, municipal bonds, and high-yield bonds.

We also monitor prepayment and extension risk, especially in our structured product and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended has a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. The different types of structured debt and preferred securities, which are discussed in more detail below, help minimize this risk. During 2011, we did not experience significant prepayment or extension of principal relative to our cash flow expectations in the portfolio.

The pricing on the majority of our preferred stocks continues to reflect expectations that many issuers will not call such securities on the first call date, and hence reflects an assumption that the securities will remain outstanding for a period of time beyond such initial call date (extension risk). Of the seven preferred stocks that had their first call date during 2011, only one of these securities was called. Extension risk on holding these securities is limited because they either convert from a fixed-rate coupon instrument to a variable rate coupon after the call date, or were variable rate coupon securities prior to the call date. Reinvestment risk is limited to the difference in the credit spread received above the benchmark rate (e.g., LIBOR) and the current market credit spread for that issuer.

We also face the risk that our preferred stock dividend payments could be deferred for one or more periods. As of December 31, 2011, all of our preferred securities continued to pay their dividends in full and on time.

Liquidity risk is another risk factor we monitor. Our overall portfolio remains very liquid and sufficient to meet expected liquidity requirements. As of December 31, 2011, we held $4.5 billion of U.S. Treasury and short-term securities, compared to $4.3 billion at December 31, 2010. The short-to-intermediate duration of our portfolio provides an additional source of liquidity, as we expect approximately $1.4 billion, or 16%, of our fixed-income portfolio, excluding U.S. Treasury and short-term securities, to repay principal during 2012. Cash from interest and dividend payments provide an additional source of recurring liquidity.

Included in the fixed-income portfolio are U.S. government obligations, which include U.S. Treasury Notes and interest rate swaps. Although the interest rate swaps are not obligations of the U.S. government, they are recorded in this portfolio as the change in fair value is correlated to movements in the U.S. Treasury market. The duration of these securities was comprised of the following at December 31, 2011:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes
Less than two years	$334.0	1.4
Two to five years	2,629.0	3.3

Total U.S. Treasury Notes	2,963.0	3.1

Interest Rate Swaps
Two to five years ($900 notional value)	0	(4.5)
Five to nine years ($363 notional value)	0	(6.5)

Total interest rate swaps ($1,263 notional value)	0	(5.0)

Total U.S. government obligations	$2,963.0	1.1

App.-A-63

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

ASSET-BACKED SECURITIES

Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gains (Losses)	% of Asset- Backed Securities	Duration (years)	Rating (at period end)
2011
Prime collateralized mortgage obligations	$228.6	$(9.6)	6.5%	1.2	A
Alt-A collateralized mortgage obligations	43.2	.9	1.2	2.1	A-

Collateralized mortgage obligations	271.8	(8.7)	7.7	1.3	A-

Commercial mortgage-backed obligations	1,595.7	39.8	45.3	2.4	AA+
Commercial mortgage-backed obligations: interest only	280.9	7.0	8.0	1.6	AAA-

Commercial mortgage-backed obligations	1,876.6	46.8	53.3	2.2	AA+

Other asset-backed securities:
Automobile	682.6	5.1	19.4	1.3	AAA
Credit card	157.2	4.0	4.4	1.4	AAA
Home equity (sub-prime bonds)	155.1	(17.3)	4.4	<.1	A-
Other[1]	380.8	.9	10.8	1.1	AAA-

Other asset-backed securities	1,375.7	(7.3)	39.0	1.1	AAA-

Total asset-backed securities	$3,524.1	$30.8	100.0%	1.7	AA+

2010
Prime collateralized mortgage obligations	$344.7	$(3.1)	9.9%	1.7	A
Alt-A collateralized mortgage obligations	44.7	2.2	1.3	2.5	A-

Collateralized mortgage obligations	389.4	(.9)	11.2	1.8	A

Commercial mortgage-backed obligations	1,440.3	46.0	41.5	2.1	AA+
Commercial mortgage-backed obligations: interest only	391.8	14.0	11.3	1.2	AAA-

Commercial mortgage-backed obligations	1,832.1	60.0	52.8	1.9	AA+

Other asset-backed securities:
Automobile	636.9	7.9	18.4	1.3	AAA
Credit card	185.7	2.4	5.4	1.6	AAA-
Home equity (sub-prime bonds)	174.2	(2.6)	5.0	.3	A-
Other[1]	251.4	(.1)	7.2	.9	AAA-

Other asset-backed securities	1,248.2	7.6	36.0	1.1	AA+

Total asset-backed securities	$3,469.7	$66.7	100.0%	1.6	AA+

[1]	Includes equipment leases, manufactured housing, and other types of structured debt.

At December 31, 2011 and 2010, our asset-backed securities had net unrealized gains of $30.8 million and $66.7 million, respectively. Substantially all of the asset-backed securities have widely available market quotes. As of December 31, 2011, approximately 6% of our asset-backed securities were exposed to non-prime mortgage loans (home equity and Alt-A). Consistent with our plan to add high-quality, short-maturity, fixed-income securities, during 2011, we continued to purchase investment-grade structured securities, primarily in the commercial mortgage-backed and consumer asset-backed markets. These investments typically have a maturity profile of five years or less, and have substantial structural credit support (i.e., the amount of underlying principal balance that is available to absorb losses before our position begins to recognize losses due to further defaults). We reviewed all of our asset-backed securities for other-than-temporary impairment and yield or

App.-A-64

asset valuation adjustments under current accounting guidance, and we realized $3.9 million, $13.0 million, and $33.6 million in write-downs on these securities during the years ended December 31, 2011, 2010, and 2009, respectively. These write-downs occurred primarily in the residential mortgage sectors of our asset-backed portfolio as detailed below.

Collateralized Mortgage Obligations At December 31, 2011, 7.7% of our asset-backed securities were collateralized mortgage obligations (CMO), which are a component of our residential mortgage-backed securities. During the year ended December 31, 2011, we recorded $3.1 million in credit loss write-downs on our CMO portfolio due to estimated principal losses in the security’s most recent cash flow projections. We did not have any write-downs on Alt-A securities during 2011. During the years ended December 31, 2010 and 2009, we recorded $1.7 million and $8.3 million in write-downs on our CMO portfolio, respectively, including $0.4 million and $4.0 million on Alt-A securities. The following table details the credit quality rating and fair value of our collateralized mortgage obligations, along with the loan classification and a comparison of the fair value at December 31, 2011, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Collateralized Mortgage Obligations (at December 31, 2011)
($ in millions) Category	AAA	AA	A	BBB	Non-Investment Grade	Total	% of Total
Non-agency prime[1]	$80.2	$9.9	$15.1	$23.7	$78.0	$206.9	76.1%
Alt-A	.8	24.3	0	0	18.1	43.2	15.9
Government/GSE[2]	9.7	2.2	6.7	0	3.1	21.7	8.0

Total fair value	$90.7	$36.4	$21.8	$23.7	$99.2	$271.8	100.0%

Increase (decrease) in value	.6%	(2.3)%	(4.1)%	(7.0)%	(5.4)%	(3.1)%

[1]	Includes $9.2 million of securities with mandatory redemption dates.

[2]

The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).

Commercial Mortgage-Backed Securities At December 31, 2011, 45.3% of our asset-backed securities were commercial mortgage-backed securities (CMBS) and 8.0% were CMBS interest only securities (IO). We recorded $0.6 million, $1.9 million, and $0.9 million in write-downs on our IO portfolio during the years ended December 31, 2011, 2010, and 2009, respectively. No write-downs were recorded on our CMBS portfolio during the same periods. The following table details the credit quality rating and fair value of our CMBS and IO portfolios:

Commercial Mortgage-Backed Securities (at December 31, 2011)
($ in millions) Category	AAA	AA	A	BBB	Non-Investment Grade	Total	% of Total
CMBS	$1,246.0	$84.0	$100.0	$137.7	$28.0	$1,595.7	85.0%
IO	277.1	0	0	1.8	2.0	280.9	15.0

Total fair value	$1,523.1	$84.0	$100.0	$139.5	$30.0	$1,876.6	100.0%

% of Total fair value	81.2%	4.5%	5.3%	7.4%	1.6%	100.0%

The CMBS portfolio contained 10.4% of securities that are rated BBB or lower, with a net unrealized gain of $6.4 million at December 31, 2011, and an average duration of 1.9 years, compared to 2.4 years for the entire CMBS portfolio. Approximately 26% of our CMBS portfolio was originated from 2005 to 2007, a period in which the CMBS market saw more aggressive underwriting. The BBB and non-investment-grade exposure includes $80.3 million of cell tower securitizations. All of these bonds have a single borrower, are backed by a cross-collateralized pool of cell towers throughout the United States, and have significant net cash flow relative to their interest payments.

Planned amortization class IOs comprised 62% of our IO portfolio. This is a class that is structured to provide bondholders with greater protection against loan prepayment, default, or extension risk. The bonds are at the top of the payment order for interest distributions and benefit from increased structural support over time as they repay. We have no 2007 to 2009 origination vintage exposure; securities issued in that time frame are viewed as having a higher risk profile due to underwriting criteria in place at that time.

App.-A-65

Home-Equity Securities At December 31, 2011, 4.4% of our asset-backed securities were home-equity securities, which are a component of our residential mortgage-backed securities. We recorded $0.2 million, $9.4 million, and $23.7 million in write-downs for the years ended December 31, 2011, 2010, and 2009, respectively. The following table shows the credit quality rating of our home-equity securities, by deal origination year, along with a comparison of the fair value at December 31, 2011, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Home-Equity Securities (at December 31, 2011)
($ in millions)	Deal Origination Year				Total	% of Total
Rating (date acquired)	2007	2006	2005	2004

AAA (January 2008-February 2011)	$0	$0	$41.2	$0	$41.2	26.6%
AA (February 2008-April 2010)	0	0	9.9	3.9	13.8	8.9
A (March 2008-December 2011)	0	10.3	20.5	0	30.8	19.8
BBB (April 2008)	0	0	3.2	0	3.2	2.1
Non-investment grade (March 2007-May 2008)	.3	21.0	35.1	9.7	66.1	42.6

Total	$.3	$31.3	$109.9	$13.6	$155.1	100.0%

Increase (decrease) in value	(22.9)%	(2.4)%	(13.1)%	.5%	(10.0)%

MUNICIPAL SECURITIES

Included in the fixed-income portfolio at December 31, 2011 and 2010, were $2,002.1 million and $1,989.1 million, respectively, of state and local government obligations. These securities had a duration of 2.6 years and 2.3 years, at December 31, 2011 and 2010, respectively, with an overall credit quality of AA+ (excluding the benefit of credit support from bond insurance) for both years. These securities had net unrealized gains of $63.5 million and $33.6 million at December 31, 2011 and 2010, respectively. During the years ended December 31, 2011, 2010, and 2009, we did not record any write-downs on our municipal portfolio. The following table details the credit quality rating of our municipal securities at December 31, 2011, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2011)
(millions) Rating	General Obligations	Revenue Bonds	Total
AAA	$316.9	$444.8	$761.7
AA	500.8	660.5	1,161.3
A	19.4	44.3	63.7
BBB	1.5	6.7	8.2
Other[1]	0	7.2	7.2

Total	$838.6	$1,163.5	$2,002.1

[1]	Includes non-investment-grade and non-rated securities.

Included in revenue bonds were $885.1 million of single family housing revenue bonds issued by state housing finance agencies, of which $371.7 million were supported by individual mortgages held by the state housing finance agencies and $513.4 million were supported by mortgage-backed securities. Of the programs supported by mortgage-backed securities, approximately 30% were collateralized by Fannie Mae and Freddie Mac mortgages; the remaining 70% were collateralized by Ginnie Mae loans, which are fully guaranteed by the U.S. government. Of the programs supported by individual mortgages held by the state housing finance agencies, the overall credit quality rating was AA. Most of these mortgages were supported by FHA, VA, or private mortgage insurance providers.

Approximately 11%, or $223.3 million, of our total municipal securities were insured general obligation ($154.4 million) or revenue ($68.9 million) bonds with an overall credit quality rating of AA- at December 31, 2011, excluding the benefit of credit insurance provided by monoline insurers. These securities had a net unrealized gain of $9.2 million at December 31, 2011, compared to $10.9 million at December 31, 2010. We buy and hold these securities based on our evaluation of the underlying credit without reliance on the monoline insurance. Our investment policy does not require us to liquidate securities should the insurance provided by the monoline insurers cease to exist.

App.-A-66

CORPORATE SECURITIES

Included in our fixed-income securities at December 31, 2011 and 2010, were $2,896.2 million and $2,646.1 million, respectively, of fixed-rate corporate securities. These securities had a duration of 3.2 years at December 31, 2011, compared to 3.3 years at December 31, 2010, with an overall credit quality rating of BBB for both years. These securities had net unrealized gains of $87.8 million and $64.8 million at December 31, 2011 and 2010, respectively. During the years ended December 31, 2011, 2010, and 2009, we did not record any write-downs on our corporate debt portfolio. The table below shows the exposure break-down by sector and rating, reflecting any changes in ratings since acquisition:

Corporate Securities (at December 31, 2011)
Sector	AAA	AA	A	BBB	Non-Investment Grade	% of Portfolio
Consumer	0%	0%	4.4%	19.0%	3.8%	27.2%
Industrial	0	1.5	1.9	19.4	3.6	26.4
Communications	0	0	4.1	13.7	.3	18.1
Financial Services	0	3.5	3.4	3.8	3.3	14.0
Technology	0	0	0	2.7	0	2.7
Basic Materials	0	0	0	4.8	0	4.8
Energy	1.4	0	1.8	3.4	0	6.6
Other	0	0	0	.2	0	.2

Total	1.4%	5.0%	15.6%	67.0%	11.0%	100.0%

PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE

We hold both redeemable (i.e., mandatory redemption dates) and nonredeemable (i.e., perpetual with call dates) preferred stocks. At December 31, 2011, we held $373.9 million in redeemable preferred stocks and $806.3 million in nonredeemable preferred stocks, compared to $502.5 million and $1,157.6 million, respectively, at December 31, 2010.

Our preferred stock portfolio had net unrealized gains of $333.5 million and $572.7 million at December 31, 2011 and 2010, respectively. We did not record any write-downs on our preferred stock portfolio during the years ended December 31, 2011 or 2010, compared to $213.2 million in write-downs during the year ended December 31, 2009.

Our preferred stock portfolio had a duration of 1.6 years, which reflects the portfolio’s exposure to changes in interest rates, at December 31, 2011, compared to 1.8 years at December 31, 2010. The overall credit quality rating was BBB- at December 31, 2011 and 2010. Approximately 45% of our preferred stock securities are fixed-rate securities, and 55% are floating-rate securities. All of our preferred securities have call or mandatory redemption features. Most of the securities are structured to provide some protection against extension risk in the event the issuer elects not to call such securities at their initial call date, by either paying a higher dividend amount or by paying floating-rate coupons. Of our fixed-rate securities, approximately 90% will convert to floating-rate dividend payments if not called at their initial call date. The interest rate duration of our preferred securities is calculated to reflect both the call and floating rate features. Although a preferred security may remain outstanding if not called, its interest rate duration will reflect the variable nature of the dividend. The table below shows the exposure break-down by sector and rating, reflecting any changes in ratings since acquisition:

Preferred Stocks (at December 31, 2011)
Sector	A	BBB	Non-Investment Grade	% of Preferred Stock Portfolio
Financial Services
U.S. banks	4.7%	37.3%	12.6%	54.6%
Foreign banks	0	2.2	1.2	3.4
Insurance	0	8.0	7.1	15.1
Other	0	0	2.0	2.0

Total financial services	4.7	47.5	22.9	75.1
Industrials	0	3.0	11.8	14.8
Utilities	0	10.1	0	10.1

Total	4.7%	60.6%	34.7%	100.0%

Approximately 55% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable. In addition, all of our non-investment-grade preferred stocks were with issuers that maintain investment-grade senior debt ratings.

App.-A-67

Common Equities

Common equities, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2011		2010
Common stocks	$1,834.1	99.4%	$1,413.2	99.2%
Other equity-like investments	11.5	.6	11.8	.8

Total common equities	$1,845.6	100.0%	$1,425.0	100.0%

At December 31, 2011, 11.6% of the portfolio was in common equities, compared to 9.2% at the same time last year. Our indexed common stock portfolio, which makes up 97% of our December 31, 2011 common stock holdings, is managed externally to track the Russell 1000 Index with an anticipated annual tracking error of +/- 50 basis points. Our individual holdings are selected based on their contribution to the correlation with the index. For 2011 and 2010, the GAAP basis total return was within the desired tracking error when compared to the Russell 1000 Index. We held 748 out of 981, or 76%, of the common stocks comprising the Russell 1000 Index at December 31, 2011, which made up 93% of the total market capitalization of the index.

The remaining 3% reflects our decision to invest in common stocks outside of the index. During the fourth quarter 2011, we selected an external investment manager to invest up to $150 million in such common stocks; at year-end 2011, $59.0 million was invested in such securities.

The year-over-year increase in our common stock portfolio reflects our efforts to increase our exposure during the year. During 2011, we recorded $1.6 million in write-downs on our common equities, compared to $0.9 million and $17.4 million for the years ended December 31, 2010 and 2009, respectively.

The following is a summary of our indexed common stock portfolio holdings by sector compared to the Russell 1000 Index composition:

Sector	Equity Portfolio Allocation at December 31, 2011	Russell 1000 Allocation at December 31, 2011	Russell 1000 Sector Return in 2011
Consumer discretionary	13.6%	14.1%	5.5%
Consumer staple	8.9	9.1	14.5
Financial service	14.9	15.5	(12.9)
Health care	11.5	11.2	11.8
Materials and processing	4.6	4.5	(6.9)
Other energy	11.5	11.5	3.5
Producer durable	10.2	11.0	(1.9)
Technology	16.6	16.5	.3
Utility	6.6	6.6	12.6
Other equity	1.6	NA	NA

Total common stocks	100.0%	100.0%	1.5%

NA = Not Applicable

Trading Securities

At December 31, 2011 and 2010, we did not hold any trading securities and we did not have any net realized gains (losses) on trading securities for the years ended December 31, 2011, 2010, and 2009.

App.-A-68

Derivative Instruments

We have invested in the following derivative exposures at various times: interest rate swaps, asset-backed credit default swaps, U.S. corporate debt credit default swaps, cash flow hedges, and equity options. See Note 2—Investments for further discussion of our derivative positions.

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

INTEREST RATE SWAPS

We invest in interest rate swaps primarily to manage the fixed-income portfolio duration. The following table summarizes our interest rate swap activity classified by the status (open vs. closed) of the swap position as of December 31, 2011:

							Net Realized Gains (Losses)
(millions)	Date			Notional Value			Years ended December 31,
Term	Effective	Maturity	Coupon	2011	2010	2009	2011	2010	2009
Open:
5-year	05/2011	05/2016	Receive variable	$400	$0	$0	$(20.0)	$0	$0
5-year	08/2011	08/2016	Receive variable	500	0	0	(9.2)	0	0
9-year	12/2009	01/2019	Receive variable	363	363	363	(44.8)	(33.9)	.1

Total open positions				$1,263	$363	$363	$(74.0)	$(33.9)	$.1

Closed:
2-year	NA	NA	Receive fixed	$0	$0	$2,300	$0	$0	$3.8
3-year	NA	NA	Receive fixed	0	0	880	0	0	8.3
5-year	NA	NA	Receive fixed	0	0	1,006	0	0	(1.7)
9-year	NA	NA	Receive variable	350	350	350	(25.5)	(32.7)	0

Total closed positions				$350	$350	$4,536	$(25.5)	$(32.7)	$10.4

Total interest rate swaps							$(99.5)	$(66.6)	$10.5

NA = Not Applicable

CORPORATE CREDIT DEFAULT SWAPS

We invest in corporate credit default swaps primarily to manage the fixed-income portfolio credit risk. The following table summarizes our corporate credit default swap activity classified by the status of the swap position as of December 31, 2011:

(millions)	Date		Bought or Sold Protection	Notional Value			Net Realized Gains (Losses)
							Years ended December 31,
Term	Effective	Maturity		2011	2010	2009	2011	2010	2009
Open:
5-year	09/2008	09/2013	Bought	$25	$25	$25	$(.2)	$.9	$(.6)

Closed:
2-year	NA	NA	Bought	$0	$10	$7	$0	$0	$(.4)
4-year	NA	NA	Bought	0	15	0	0	(.2)	0
Corporate swap	NA	NA	Sold	10	10	0	.2	1.2	0
Treasury Note[1]	NA	NA	Sold	10	10	0	.3	.4	0

Total closed positions							$.5	$1.4	$(.4)

Total corporate swaps							$.3	$2.3	$(1.0)

[1]	Used to replicate a long corporate bond position.

NA	= Not Applicable

App.-A-69

CASH FLOW HEDGES

During 2011, we issued $500 million of 3.75% Senior Notes and entered into a forecasted debt issuance hedge (cash flow hedge) against a possible rise in interest rates (see Note 4 – Debt for further discussion). Upon issuance of the 3.75% Senior Notes, the hedge was closed and we recognized, as part of accumulated other comprehensive income, a pretax unrealized loss of $5.1 million. The $5.1 million loss was deferred and is being recognized as an increase to interest expense over the life of the 3.75% Senior Notes.

We repurchased $15.0 million and $222.9 million principal amount of our 6.70% Debentures at or near par in the open market at December 31, 2011 and 2010, respectively (see Note 4 – Debt for further discussion). We reclassified $0.3 million and $5.8 million (pretax) from accumulated other comprehensive income on the balance sheet to net realized gains (losses) on securities on the comprehensive income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the repurchased 6.70% Debentures.

During 2011, 2010, and 2009, we recognized $2.6 million, $2.7 million, and $2.8 million, respectively, as a net decrease to interest expense on our closed debt issuance cash flow hedges.

In 2009, we realized a foreign currency trade gain of $0.9 million, reflecting the previously deferred gain on our foreign currency cash flow hedge, which was opened during 2008 and closed in 2009.

B. Investment Results

Investment income (interest and dividends, before investment and interest expenses) decreased 8% for 2011, compared to an increase of 3% for 2010 and a decrease of 20% for 2009. The reduction in 2011 was primarily the result of a decrease in investment yields during the period. The increase in 2010 was the result of an increase in average invested assets, partially offset by a reduction in the portfolio yield. The reduction in 2009 was primarily the result of investing new cash and proceeds from security sales, redemptions, and maturities into lower-yielding U.S. Treasury Notes and short-term investments as a means to protect the portfolio from additional valuation declines and the historically low rate environment.

We report total return to reflect more accurately the management philosophy governing the portfolio and our evaluation of investment results. The fully taxable equivalent (FTE) total return includes investment income, net realized gains (losses) on securities, and changes in unrealized gains (losses) on investments.

The following summarizes investment results for the years ended December 31:

	2011	2010	2009
Pretax investment book yield	3.2%	3.5%	3.7%
Weighted average FTE book yield	3.6%	3.9%	4.2%
FTE total return:
Fixed-income securities	3.4%	6.9%	12.2%
Common stocks	2.5%	17.0%	29.5%
Total portfolio	3.2%	7.8%	12.5%

App.-A-70

A further break-down of our total returns for our fixed-income securities, including the net gains (losses) on our derivative positions, for the years ended December 31, follows:

	2011	2010	2009
Fixed-income securities:
U.S. Treasury Notes	3.0%	4.7%	(1.7)%
Municipal bonds	6.9%	5.4%	10.7%
Corporate bonds	5.6%	8.4%	23.6%
Commercial mortgage-backed securities	3.8%	8.2%	26.0%
Collateralized mortgage obligations	.7%	10.7%	26.2%
Asset-backed securities	1.3%	7.0%	.7%
Preferred stocks	0%	15.2%	60.1%

Investment expenses were $13.5 million in 2011, compared to $11.9 million in 2010 and $11.1 million in 2009. The increase in 2011 was the result of $1.0 million in expenses related to the issuance of our 3.75% Senior Notes during the year (see Note 4 – Debt for further discussion).

Interest expense in 2011 was $132.7 million, compared to $133.5 million in 2010 and $139.0 million in 2009. The decrease in 2011 and 2010 reflects the 2010 repurchase of $222.9 million of our 6.70% Debentures; in 2011, the decrease was partially offset by the issuance of our 3.75% Senior Notes (see Note 4 – Debt for further discussion).

Other-Than-Temporary Impairment (OTTI)

Realized losses may include write-downs of securities determined to have had an other-than-temporary decline in fair value. The write-down activity recorded in the comprehensive income statements for the years ended December 31, was as follows:

(millions)	Total Write-downs	Write-downs on Securities Sold	Write-downs on Securities Held at Period End
2011
Residential mortgage-backed securities	$3.3	$0	$3.3
Commercial mortgage-backed securities	.6	0	.6

Total fixed income	3.9	0	3.9
Common equities	1.6	(1.4)	.2

Total portfolio	$5.5	$(1.4)	$4.1

2010
Residential mortgage-backed securities	$11.1	$0	$11.1
Commercial mortgage-backed securities	1.9	0	1.9

Total fixed income	13.0	0	13.0
Common equities	.9	(.4)	.5

Total portfolio	$13.9	$(.4)	$13.5

2009
Residential mortgage-backed securities	$32.0	$0	$32.0
Commercial mortgage-backed securities	.9	0	.9
Other asset-backed securities	.7	(.7)	0
Preferred stocks	213.2	(48.3)	164.9

Total fixed income	246.8	(49.0)	197.8
Common equities	17.4	(7.1)	10.3

Total portfolio	$264.2	$(56.1)	$208.1

See Critical Accounting Policies, Other-Than-Temporary Impairment for a complete discussion on our analysis regarding our treatment of OTTI.

App.-A-71

C. Repurchase Transactions

From time to time, we enter into reverse repurchase commitment transactions. In these transactions, we loan cash to internally approved counterparties and receive U.S. Treasury Notes pledged as collateral against the cash borrowed. We choose to enter into these transactions as rates and credit quality are more attractive than other short-term rates available in the market. Our exposure to credit risk is limited due to the characteristics of the collateral (i.e., U.S. Treasury Notes) received. The income generated on these transactions is calculated at the then applicable general collateral rates on the value of U.S. Treasury securities received. We have counterparty exposure on reverse repurchase agreements in the event of a counterparty default to the extent the general collateral security’s value is below the cash we delivered to acquire the collateral. The short-term duration of the transactions (primarily overnight investing) reduces that default exposure.

We earned income of $0.4 million, $1.2 million, and $0.9 million on reverse repurchase agreements for the years ended December 31, 2011, 2010, and 2009, respectively. We had $384.2 million of open reverse repurchase commitments with two counterparties at December 31, 2011, compared to $705.8 million open with two counterparties at December 31, 2010. During 2011, our largest single outstanding balance of reverse repurchase commitments was $975.0 million, which was open for four days; the average daily balance of reverse repurchase commitments was $618.7 million. During 2010, our largest single outstanding balance of reverse repurchase commitments was $1,131.3 million, which was open for one day; the average daily balance of reverse repurchase commitments was $744.9 million.

Additionally, during the second quarter 2011, we entered into repurchase commitment transactions during a period of ten days. In these transactions, we loaned U.S. Treasury securities to internally approved counterparties in exchange for cash equal to the fair value of the securities. The cash proceeds were invested in unsecured commercial paper issued by large, high-quality institutions. These transactions were entered into as overnight arrangements, and we had no open repurchase commitments at December 31, 2011. During the period we invested in repurchase transactions, the largest single outstanding balance was $43.6 million, which was open for one day; the average daily balance of repurchase commitments was $43.5 million. We earned income of less than $0.1 million during the period these transactions were open; we did not enter into any repurchase commitment transactions during 2010.

App.-A-72

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

A. Loss and LAE Reserves

Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2011, we had $6.5 billion of net loss and LAE reserves, which included $5.1 billion of case reserves and $1.4 billion of incurred but not recorded (IBNR) reserves.

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

External items considered include the litigation atmosphere, state-by-state changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro, countrywide level.

The manner in which we consider and analyze the multitude of influences on the historical data, as well as how loss reserves affect our financial results, is discussed in more detail in our Report on Loss Reserving Practices, which was filed on June 30, 2011 via Form 8-K.

App.-A-73

At December 31, 2011, Progressive had $7.2 billion of carried gross reserves and $6.5 billion of net reserves (net of reinsurance recoverables on unpaid losses). Our net reserve balance implicitly assumes that the loss and LAE severity for accident year 2011 over accident year 2010 will decrease by 0.2% for personal auto liability and increase 8.4% for commercial auto liability. Personal auto liability and commercial auto liability reserves represent approximately 98% of our total carried net reserves. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlement. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.

The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2011, if during 2012 we were to experience the indicated change in our estimate of severity for the 2011 accident year (i.e., claims that occurred in 2011):

	Estimated Changes in Severity for Accident Year 2011
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$4,872.1	$4,993.3	$5,114.5	$5,235.7	$5,356.9
Commercial auto liability	1,173.6	1,190.2	1,206.8	1,223.4	1,240.0
Other[1]	138.8	138.8	138.8	138.8	138.8

Total	$6,184.5	$6,322.3	$6,460.1	$6,597.9	$6,735.7

[1]	Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2011 accident years would affect our personal auto liability reserves by $60.6 million and our commercial auto reserves by $8.3 million.

Our 2011 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2011, 2010, and 2009, in the aggregate, accounted for approximately 92% of our reserve balance. If during 2012 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2011, 2010, and 2009), the effect to our year-end 2011 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2011, 2010, and 2009
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$4,413.7	$4,764.1	$5,114.5	$5,464.9	$5,815.3
Commercial auto liability	1,111.6	1,159.2	1,206.8	1,254.4	1,302.0
Other[1]	138.8	138.8	138.8	138.8	138.8

Total	$5,664.1	$6,062.1	$6,460.1	$6,858.1	$7,256.1

[1]	Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2011, 2010, and 2009 accident years would affect our personal auto liability reserves by $175.2 million and our commercial auto reserves by $23.8 million.

App.-A-74

Our best estimate of the appropriate amount for our reserves as of year-end 2011 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is “reasonably likely” to occur. The above tables show the possible favorable or unfavorable development we will realize if our estimates miss by 2% or 4%. During 2011, our estimate of the needed reserves at the end of 2010 decreased 3.8%. The following table shows how we have performed against this goal over the last ten years:

($ in millions) For the years ended December 31,	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Loss and LAE Reserves - net[1]	$3,069.7	$3,632.1	$4,346.4	$4,948.5	$5,313.1	$5,363.6	$5,655.2	$5,932.9	$6,123.6	$6,366.9	$6,460.1

Re-estimated reserves as of:
One year later	3,073.2	3,576.0	4,237.3	4,592.6	5,066.2	5,443.9	5,688.4	5,796.9	5,803.2	6,124.9
Two years later	3,024.2	3,520.7	4,103.3	4,485.2	5,130.5	5,469.8	5,593.8	5,702.1	5,647.7	—
Three years later	2,988.7	3,459.2	4,048.0	4,501.6	5,093.6	5,381.9	5,508.0	5,573.8	—	—
Four years later	2,982.7	3,457.8	4,070.0	4,471.0	5,046.7	5,336.5	5,442.1	—	—	—
Five years later	2,993.7	3,475.4	4,073.7	4,475.5	5,054.6	5,342.8	—	—	—	—
Six years later	3,002.5	3,472.5	4,072.4	4,486.4	5,060.8	—	—	—	—	—
Seven years later	3,000.6	3,470.1	4,080.5	4,486.3	—	—	—	—	—	—
Eight years later	2,995.8	3,477.3	4,077.8	—	—	—	—	—	—	—
Nine years later	3,000.9	3,475.9	—	—	—	—	—	—	—	—
Ten years later	3,000.0	—	—	—	—	—	—	—	—	—
Cumulative Development:
Favorable(Unfavorable)	$69.7	$156.2	$268.6	$462.2	$252.3	$20.8	$213.1	$359.1	$475.9	$242.0

Percentage[2]	2.3	4.3	6.2	9.3	4.7	0.4	3.8	6.1	7.8	3.8

[1]	Represents loss and LAE reserves net of reinsurance recoverables on net unpaid losses at the balance sheet date.

[2]	Cumulative development ÷ loss and LAE reserves.

Note: The chart above represents the development of the property casualty loss and LAE reserves for 2001 through 2010. The last line in the triangle for each year represents the following:

Re-estimated reserves = Total amount paid to-date + Re-estimated liability for unpaid losses and LAE-net

Changes in the estimated severity and the actual number of late reported claims are the cause of the change in our re-estimated reserves from year to year. The cumulative development represents the aggregate change in our estimates over all years.

For 2001, while we experienced an increase in bodily injury severity, our developed reserves were within 2.5% of our original estimates. Our bodily injury severity change was much lower than we expected between 2002 and 2005; thus, the reserve run-off for these years was very favorable following the end of each year, or about 4% to 9% of our original carried amounts. The reserve development for 2006 and 2007 was less than 4% of our original carried reserves. For both 2008 and 2009, we experienced favorable reserve development of more than 6% of our original estimates, which reflects the decreases in severity we experienced in both our personal auto (about 3.5%) and Commercial Auto (about 5%) businesses through 2011. The favorable development of approximately 4% for 2010 also reflects lower severity estimates for both personal auto and Commercial Auto, but to a lesser extent than the previous two years.

Because Progressive is primarily an insurer of motor vehicles, we have minimal exposure as an insurer of environmental, asbestos, and general liability claims.

App.-A-75

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

When a security in our fixed-maturity portfolio has an unrealized loss and we intend to sell the security, or it is more likely than not that we will be required to sell the security, we write-down the security to its current fair value and recognize the entire unrealized loss through the comprehensive income statement as a realized loss. If a fixed-maturity security has an unrealized loss and it is more likely than not that we will hold the debt security until recovery (which could be maturity), then we determine if any of the decline in value is due to a credit loss (i.e., where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security) and, if so, we will recognize that portion of the impairment in the comprehensive income statement as a realized loss; any remaining unrealized loss on the security is considered to be due to other factors (e.g., interest rate and credit spread movements) and is reflected in shareholders’ equity, along with unrealized gains or losses on securities that are not deemed to be other-than-temporarily impaired.

The following table stratifies the gross unrealized losses in our fixed-income and common equity portfolios at December 31, 2011, by the duration in a loss position and magnitude of the loss as a percentage of the cost of the security:

(millions)	Fair Value	Total Gross Unrealized Losses	Decline of Investment Value
			>15%	>25%	>35%	>45%
Fixed Income:
Unrealized loss for less than 12 months	$735.3	$16.8	$3.9	$0	$0	$0
Unrealized loss for 12 months or greater	628.5	60.1	29.2	24.3	13.2	4.2

Total	$1,363.8	$76.9	$33.1	$24.3	$13.2	$4.2

Common Equity:
Unrealized loss for less than 12 months	$196.7	$23.1	$14.7	$5.1	$0	$0
Unrealized loss for 12 months or greater	17.9	2.3	.5	0	0	0

Total	$214.6	$25.4	$15.2	$5.1	$0	$0

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

Since total unrealized losses are already a component of our shareholders’ equity in the comprehensive income statement, any recognition of these losses as additional OTTI losses would have no effect on our total comprehensive income, book value, or reported investment total return.

App.-A-76

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Statements in this report that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions, and projections generally; inflation and changes in economic conditions (including changes in interest rates and financial markets); the possible failure of one or more governmental entities to make scheduled debt payments or satisfy other obligations; the potential or actual downgrading of governmental, corporate, or other securities by a rating agency; the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolios and other companies with which we have ongoing business relationships, including counterparties to certain financial transactions; the accuracy and adequacy of our pricing and loss reserving methodologies; the competitiveness of our pricing and the effectiveness of our initiatives to retain more customers; initiatives by competitors and the effectiveness of our response; our ability to obtain regulatory approval for requested rate changes and the timing thereof; the effectiveness of our brand strategy and advertising campaigns relative to those of competitors; legislative and regulatory developments, including, but not limited to, health care reform and tax law changes; disputes relating to intellectual property rights; the outcome of litigation pending or that may be filed against us; weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail, and winter conditions); changes in driving patterns and loss trends; acts of war and terrorist activities; our ability to maintain the uninterrupted operation of our facilities, systems (including information technology systems), and business functions; court decisions and trends in litigation and health care and auto repair costs; and other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

App.-A-77

The Progressive Corporation and Subsidiaries

Ten Year Summary – Selected Financial Information

(unaudited)

(millions - except ratios, policies in force, per share amounts, and number of people employed)	2011	2010	2009	2008	2007
Net premiums written	$15,146.6	$14,476.8	$14,002.9	$13,604.3	$13,772.5
Growth	5%	3%	3%	(1)%	(3)%
Net premiums earned	$14,902.8	$14,314.8	$14,012.8	$13,631.4	$13,877.4
Growth	4%	2%	3%	(2)%	(2)%
Policies in force (thousands):
Personal Lines	12,283.8	11,702.7	10,940.6	10,464.9	10,115.6
Growth	5%	7%	5%	3%	4%
Commercial Auto	509.1	510.4	512.8	539.4	539.2
Growth	0%	0%	(5)%	0%	7%
Total revenues	$15,508.1	$14,963.3	$14,563.6	$12,840.1	$14,686.8
Underwriting margins:[1]
Personal Lines	6.8%	7.0%	7.6%	5.4%	7.0%
Commercial Auto	9.1%	12.5%	14.2%	5.3%	10.1%
Total underwriting operations	7.0%	7.6%	8.4%	5.4%	7.4%
Net income (loss)	$1,015.5	$1,068.3	$1,057.5	$(70.0)	$1,182.5
Per share[2]	1.59	1.61	1.57	(.10)	1.65
Average equivalent shares[2]	636.9	663.3	672.2	668.0	718.5
Comprehensive income (loss)	$924.3	$1,398.8	$1,752.2	$(614.7)	$1,071.0
Total assets	$21,844.8	$21,150.3	$20,049.3	$18,250.5	$18,843.1
Debt outstanding	2,442.1	1,958.2	2,177.2	2,175.5	2,173.9
Total shareholders’ equity	5,806.7	6,048.9	5,748.6	4,215.3	4,935.5
Statutory surplus	5,269.2	5,073.0	4,953.6	4,470.6	4,587.3
Common shares outstanding	613.0	662.4	672.6	676.5	680.2
Common share price:
High	$22.08	$22.13	$18.10	$21.31	$25.16
Low	16.88	16.18	9.76	10.29	17.26
Close (at December 31)	19.51	19.87	17.99	14.81	19.16
Market capitalization	$11,959.6	$13,161.9	$12,100.1	$10,019.0	$13,032.6
Book value per common share	9.47	9.13	8.55	6.23	7.26
Ratios:
Return on average shareholders’ equity
Net income	16.5%	17.1%	21.4%	(1.5)%	19.5%
Comprehensive income	15.0%	22.3%	35.5%	(13.3)%	17.7%
Debt to total capital	29.6%	24.5%	27.5%	34.0%	30.6%
Price to earnings[3]	12.3	12.3	11.5	NA	11.6
Price to book	2.1	2.2	2.1	2.4	2.6
Earnings to fixed charges[3]	11.6	x	11.9	x	11.3	x	NA	13.5	x
Net premiums written to statutory surplus	2.9	2.9	2.8	3.0	3.0
Statutory combined ratio	92.9	92.5	91.6	94.6	92.7
Dividends declared per share[4]	$.4072	$1.3987	$.1613	$0	$2.1450
Number of people employed	25,007	24,638	24,661	25,929	26,851

All	share and per share amounts were adjusted for the May 18, 2006, 4-for-1 stock split.

[1]	Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 10 — Segment Information, as a percentage of net premiums earned.

[2]	Amounts reflect basic net income per share and basic average equivalent shares for 2008 since we reported a net loss; all other periods are presented on a diluted basis.

App.-A-78

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2006	2005	2004	2003	2002
Net premiums written	$14,132.0	$14,007.6	$13,378.1	$11,913.4	$9,452.0
Growth	1%	5%	12%	26%	30%
Net premiums earned	$14,117.9	$13,764.4	$13,169.9	$11,341.0	$8,883.5
Growth	3%	5%	16%	28%	24%
Policies in force (thousands):
Personal Lines	9,741.1	9,494.0	8,680.3	7,807.9	6,569.1
Growth	3%	9%	11%	19%	22%
Commercial Auto	503.2	468.2	420.2	365.1	288.9
Growth	7%	11%	15%	26%	38%
Total revenues	$14,786.4	$14,303.4	$13,782.1	$11,892.0	$9,294.4
Underwriting margins:[1]
Personal Lines	12.3%	11.0%	14.1%	12.1%	7.5%
Commercial Auto	19.8%	17.9%	21.1%	17.5%	9.1%
Total underwriting operations	13.3%	11.9%	14.9%	12.7%	7.6%
Net income (loss)	$1,647.5	$1,393.9	$1,648.7	$1,255.4	$667.3
Per share[2]	2.10	1.74	1.91	1.42	.75
Average equivalent shares[2]	783.8	799.3	864.8	882.1	892.8
Comprehensive income (loss)	$1,853.1	$1,347.8	$1,668.5	$1,511.1	$710.7
Total assets	$19,482.1	$18,898.6	$17,184.3	$16,281.5	$13,564.4
Debt outstanding	1,185.5	1,284.9	1,284.3	1,489.8	1,489.0
Total shareholders’ equity	6,846.6	6,107.5	5,155.4	5,030.6	3,768.0
Statutory surplus	4,963.7	4,674.1	4,671.0	4,538.3	3,370.2
Common shares outstanding	748.0	789.3	801.6	865.8	871.8
Common share price:
High	$30.09	$31.23	$24.32	$21.17	$15.12
Low	22.18	20.35	18.28	11.56	11.19
Close (at December 31)	24.22	29.20	21.21	20.90	12.41
Market capitalization	$18,116.6	$23,040.7	$17,001.9	$18,088.9	$10,819.3
Book value per common share	9.15	7.74	6.43	5.81	4.32
Ratios:
Return on average shareholders’ equity
Net income	25.3%	25.0%	30.0%	29.1%	19.3%
Comprehensive income	28.4%	24.1%	30.4%	35.0%	20.5%
Debt to total capital	14.8%	17.4%	19.9%	22.8%	28.3%
Price to earnings[3]	11.5	16.7	11.1	14.7	16.6
Price to book	2.6	3.8	3.3	3.6	2.9
Earnings to fixed charges[3]	24.7	x	21.3	x	27.1	x	18.8	x	13.2	x
Net premiums written to statutory surplus	2.8	3.0	2.9	2.6	2.8
Statutory combined ratio	86.5	87.4	84.6	86.2	91.3
Dividends declared per share[4]	$.0325	$.0300	$.0275	$.0250	$.0240
Number of people employed	27,778	28,336	27,085	25,834	22,974

[3]	Ratios are not applicable (NA) for 2008 since we reported a net loss for the year.

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

App.-A-79

The Progressive Corporation and Subsidiaries

Quarterly Financial and Common Share Data

(unaudited)

(millions – except per share amounts)
		Net Income		Stock Price[1]
Quarter	Total Revenues	Total	Per Share[2]	High	Low	Close	Rate of Return[3]	Dividends Declared Per Share[4]
2011
1	$3,893.5	$362.9	$.55	$21.24	$19.12	$21.13		$0
2	3,872.7	245.2	.38	22.08	19.79	21.38		0
3	3,811.0	150.7	.24	21.66	16.88	17.76		0
4	3,930.9	256.7	.42	19.74	16.97	19.51		.4072

	$15,508.1	$1,015.5	$1.59	$22.08	$16.88	$19.51	.2%	$.4072

2010
1	$3,665.9	$295.6	$.44	$19.69	$16.18	$19.09		$0
2	3,686.3	211.9	.32	20.94	18.67	18.72		0
3	3,769.5	261.6	.40	21.59	18.41	20.87		0
4	3,841.6	299.2	.45	22.13	19.54	19.87		1.3987

	$14,963.3	$1,068.3	$1.61	$22.13	$16.18	$19.87	16.9%	$1.3987

2009
1	$3,468.2	$232.5	$.35	$15.24	$9.76	$13.44		$0
2	3,583.5	250.1	.37	17.00	13.00	15.11		0
3	3,611.3	269.9	.40	17.50	14.12	16.58		0
4	3,900.6	305.0	.46	18.10	15.90	17.99		.1613

	$14,563.6	$1,057.5	$1.57	$18.10	$9.76	$17.99	21.5%	$.1613

[1]	Prices are as reported on the consolidated transaction reporting system. Progressive’s common shares are listed on the New York Stock Exchange under the symbol PGR.

[2]	The sum may not equal the total because the average equivalent shares differ in the quarterly and annual periods.

[3]	Represents annual rate of return, assuming dividend reinvestment.

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

Cumulative Five-Year Total Return*

PGR, S&P Index, P/C Group (Performance Results through 12/31/11)

(Assumes $100 was invested at the close of trading on December 31, 2006)
	2007	2008	2009	2010	2011
PGR	$87.37	$68.24	$82.90	$96.91	$97.06
S&P Index	105.49	67.02	84.75	97.51	99.57
P/C Group	121.77	86.79	106.88	129.03	138.42

*	Assumes reinvestment of dividends

Source: Value Line Publishing LLC

App.-A-81

The Progressive Corporation and Subsidiaries

Claims Payment Patterns

(unaudited)

The Progressive Group of Insurance Companies is primarily an insurer of automobiles and recreational vehicles owned by individuals, and cars and trucks owned by small businesses. As such, our claims liabilities are generally short in duration. Since our incurred losses consist of both payments and changes in the reserve estimates, it is important to understand our paid development patterns. The charts below show our claims payment patterns, reflecting both dollars and claims counts paid, for personal auto physical damage and bodily injury claims, as well as on a total personal auto basis, in each case calculated from the date of loss. Since physical damage claims pay out so quickly, the chart is calibrated on a monthly basis, as compared to a quarterly basis for the bodily injury and total auto payments.

App.-A-82

Note: The above graphs are presented for our personal auto products on an accident period basis and are based on three years of actual experience for physical damage and nine years for bodily injury and total personal auto.

App.-A-83

The Progressive Corporation and Subsidiaries

Quantitative Market Risk Disclosures

(unaudited)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2011, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. We had no trading financial instruments at December 31, 2011. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for our discussion of the qualitative information about market risk.

OTHER-THAN-TRADING FINANCIAL INSTRUMENTS

Financial instruments subject to interest rate risk were:

	Fair Value
(millions)	-200 bps Change[1]	-100 bps Change[1]	Actual	+100 bps Change	+200 bps Change
U.S. government obligations[2]	$2,943.2	$2,964.2	$2,963.0	$2,930.4	$2,902.0
State and local government obligations	2,057.6	2,040.4	2,002.1	1,951.3	1,904.2
Asset-backed securities	3,557.3	3,551.7	3,524.1	3,465.0	3,409.2
Corporate securities	2,973.8	2,955.0	2,896.2	2,805.6	2,719.6
Nonredeemable preferred stocks	813.7	813.1	806.3	793.6	781.0
Redeemable preferred stocks	377.3	377.0	373.9	368.0	362.2
Short-term investments	1,551.8	1,551.8	1,551.8	1,551.8	1,551.8

Balance as of December 31, 2011	$14,274.7	$14,253.2	$14,117.4	$13,865.7	$13,630.0

Balance as of December 31, 2010	$14,539.6	$14,416.6	$14,098.4	$13,799.3	$13,516.3

[1]	The amounts reflect an interest rate of 1 basis point when the hypothetical decline in interest rates would have pushed yields to a negative level.

[2]

Due to the low interest rate environment and our portfolio containing no U.S. Treasury Notes at the longer end of the yield curve, the loss in value associated with the interest rate swap derivative positions with a short exposure (i.e., paying fixed, receiving variable) to interest rates would exceed the increase in value of our long U.S. Treasury Notes, resulting in an overall decline in value of these securities at the -200 bps movement.

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

Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities as of December 31, 2011	$1,659.2	$1,845.6	$2,032.0
Common equities as of December 31, 2010	$1,271.1	$1,425.0	$1,578.9

The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common stock portfolio’s weighted average beta of 1.01 for 2011 and 1.08 for 2010. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of securities without betas is approximately 2%.

App.-A-84

The Progressive Corporation and Subsidiaries

Net Premiums Written by State

(unaudited)

($ in millions)	2011		2010		2009		2008		2007
Florida	$1,683.1	11.1%	$1,603.2	11.1%	$1,667.0	11.9%	$1,631.0	12.0%	$1,656.9	12.0%
Texas	1,403.8	9.3	1,321.4	9.1	1,228.9	8.8	1,151.3	8.5	1,072.0	7.8
California	935.8	6.2	914.1	6.3	951.9	6.8	1,016.3	7.5	1,106.4	8.0
Georgia	738.2	4.9	714.6	4.9	682.9	4.9	699.7	5.1	748.9	5.4
New York	713.4	4.7	685.3	4.7	704.1	5.0	738.8	5.4	847.9	6.2
Ohio	689.0	4.5	652.5	4.5	623.9	4.5	632.4	4.7	655.9	4.8
Pennsylvania	623.1	4.1	608.5	4.2	580.7	4.1	563.7	4.1	610.5	4.4
New Jersey	496.3	3.3	440.6	3.1	405.9	2.9	341.0	2.5	279.1	2.0
Louisiana	496.1	3.3	465.9	3.2	414.5	3.0	373.7	2.7	359.4	2.6
Michigan	471.7	3.1	448.4	3.1	455.3	3.2	461.8	3.4	443.5	3.2
All other	6,896.1	45.5	6,622.3	45.8	6,287.8	44.9	5,994.6	44.1	5,992.0	43.6

Total	$15,146.6	100.0%	$14,476.8	100.0%	$14,002.9	100.0%	$13,604.3	100.0%	$13,772.5	100.0%

App.-A-85

Principal Office

The Progressive Corporation

6300 Wilson Mills Road

Mayfield Village, Ohio 44143

440-461-5000

progressive.com

24-Hour Insurance Quotes, Claims Reporting, and Customer Service

	Personal autos, motorcycles, and recreational vehicles	Commercial autos/trucks
To receive a quote	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-806-9598 progressivecommercial.com

To report a claim	1-800-274-4499 progressive.com[1]	1-800-274-4499

For customer service:
If you bought your policy through an independent agent or broker	1-800-925-2886 (1-800-300-3693 in California) progressiveagent.com	1-800-444-4487 progressivecommercial.com

If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-444-4487 progressivecommercial.com

If you have a complaint or concern regarding any claim handling or other claims-related issue[2]	1-800-274-4641 email: claims@email.progressive.com	1-800-274-4641 email: claims@email.progressive.com

[1]	Claims reporting via the website is currently only available for personal auto policies.

[2]

Any policyholder, claimant, or other interested party who has any complaint or concern regarding any claim handling or other claims-related issue may report such claim using the contact information above. The complaint or concern will be promptly forwarded to the appropriate management personnel in our claims organization for review and response.

Annual Meeting  The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 20, 2012, at 10 a.m. eastern time. There were 3,273 shareholders of record on December 31, 2011.

Common Shares and Dividends  The Progressive Corporation’s common shares are traded on the New York Stock Exchange (symbol PGR). Progressive currently has an annual variable dividend policy. We expect the Board to declare the next annual variable dividend, subject to policy limitations, in December 2012, with a record date in January 2013 and payment shortly thereafter. A complete description of our annual variable dividend policy can be found at:

progressive.com/dividend.

Shareholder/Investor Relations  Progressive does not maintain a mailing list for distribution of shareholders’ reports. To view Progressive’s publicly filed documents, shareholders can access our website: progressive.com/sec. To view our earnings and other releases, access progressive.com/investors.

For financial-related information or to request copies of Progressive’s publicly filed documents free of charge, write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, email: investor_relations@progressive.com or call: 440-395-2222.

For all other company information, call: 440-461-5000 or access our website at progressive.com/contactus.

Transfer Agent and Registrar

Registered Shareholders:  If you have questions or changes to your account and your Progressive shares are registered in your name, write to: American Stock Transfer & Trust Company, Attn: Operations Center, 6201 15th Avenue, Brooklyn, NY 11219; phone: 1-866-709-7695; email: info@amstock.com; or visit their website at: www.amstock.com.

Beneficial Shareholders:  If your Progressive shares are held in a brokerage or other financial institution account, contact your broker or financial institution directly regarding questions or changes to your account.

App.-A-86

Contact Non-Management Directors Interested parties have the ability to contact the non-management directors as a group by sending a written communication clearly addressed to the non-management directors to either of the following:

Peter B. Lewis, Chairman of the Board, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, Ohio 44143 or email: peter_lewis@progressive.com.

Charles E. Jarrett, Secretary, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, Ohio 44143 or email: chuck_jarrett@progressive.com.

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

Any such complaint or concern also may be reported anonymously over the following toll-free Alert Line: 1-800-683-3604 or online at www.progressivealertline.com. Progressive will not retaliate against any individual by reason of his or her having made such a complaint or reported such a concern in good faith. View the complete procedures at:

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

Online Annual Report and Proxy Statement  Our 2011 Annual Report to Shareholders can be found at:

progressive.com/annualreport.

We have also posted copies of our 2012 Proxy Statement and 2011 Annual Report to Shareholders, in a “PDF” format, at: progressiveproxy.com.

©2012 The Progressive Corporation

App.-A-87

Directors
Stuart B. Burgdoerfer[1,6]	* Norman S. Matthews[3],5,6	[1] Audit Committee Member
Executive Vice President and	Consultant,	[2] Executive Committee Member
Chief Financial Officer,	Former President,	[3] Compensation Committee Member
Limited Brands, Inc.	Federated Department Stores, Inc.	[4] Investment and Capital Committee
(retailing)	(retailing)	Member
[5] Nominating and Governance
Charles A. Davis[4,5,6]	Heidi G. Miller, Ph.D.[1,6]	Committee Member
Chief Executive Officer,	Retired President of International,	[6] Independent Director
Stone Point Capital LLC	JPMorgan Chase & Co.
(private equity investing)	(financial services)

Roger N. Farah[3,6]	Patrick H. Nettles, Ph.D.[1,6]
President and Chief Operating Officer,	Executive Chairman,	* In April 2012, Norman S. Matthews will retire after 31 years of service on our Board. Progressive would like to thank Mr. Matthews for his dedicated service and the many contributions he made during his tenure on the Board.
Ralph Lauren Corporation	Ciena Corporation
(lifestyle products)	(telecommunications)

Lawton W. Fitt[4,6]	Glenn M. Renwick[2]
Retired Partner,	President and Chief Executive Officer,
Goldman Sachs Group	The Progressive Corporation
(financial services)

Stephen R. Hardis[2,4,5,6]	Bradley T. Sheares, Ph.D.[3,6]
Retired Chairman of the Board and	Former Chief Executive Officer,
Chief Executive Officer,	Reliant Pharmaceuticals, Inc.
Eaton Corporation	(pharmaceuticals)
(manufacturing)

Peter B. Lewis[2,4,6]
Chairman of the Board,
The Progressive Corporation
(non-executive)

Corporate Officers	Other Executive Officers
Glenn M. Renwick	John A. Barbagallo
President and Chief Executive Officer	Commercial Lines Group President

Brian C. Domeck	M. Jeffrey Charney
Vice President and Chief Financial Officer	Chief Marketing Officer

Charles E. Jarrett	William M. Cody
Vice President, Secretary,	Chief Investment Officer
and Chief Legal Officer
Susan Patricia Griffith
Thomas A. King	Claims Group President
Vice President and Treasurer
Valerie Krasowski
Jeffrey W. Basch	Chief Human Resource Officer
Vice President and
Chief Accounting Officer	John P. Sauerland
Personal Lines Group President
Mariann Wojtkun Marshall
Assistant Secretary	Raymond M. Voelker
Chief Information Officer
Peter B. Lewis
Chairman of the Board
(non-executive)

App.-A-88