Form 10-K, Exhibit 13
period 2012-12-31
PROGRESSIVE CORP/OH/
filed 2013-02-26
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION

2012 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31,

(millions — except per share amounts)	2012	2011	2010
Revenues
Net premiums earned	$16,018.0	$14,902.8	$14,314.8
Investment income	443.0	480.0	520.1
Net realized gains (losses) on securities:
Other-than-temporary impairment (OTTI) losses:
Total OTTI losses	(7.3)	(6.0)	(19.1)
Non-credit losses, net of credit losses recognized on previously recorded non-credit OTTI losses	(.7)	.5	5.2

Net impairment losses recognized in earnings	(8.0)	(5.5)	(13.9)
Net realized gains (losses) on securities	314.8	108.1	110.0

Total net realized gains (losses) on securities	306.8	102.6	96.1
Fees and other revenues	281.8	266.5	252.2
Service revenues	36.1	22.8	25.9
Gains (losses) on extinguishment of debt	(1.8)	(.1)	6.4

Total revenues	17,083.9	15,774.6	15,215.5

Expenses
Losses and loss adjustment expenses	11,948.0	10,634.8	10,131.3
Policy acquisition costs	1,436.6	1,399.2	1,359.9
Other underwriting expenses	2,206.3	2,088.0	1,992.3
Investment expenses	15.4	13.5	11.9
Service expenses	36.1	19.4	21.4
Interest expense	123.8	132.7	133.5

Total expenses	15,766.2	14,287.6	13,650.3

Net Income
Income before income taxes	1,317.7	1,487.0	1,565.2
Provision for income taxes	415.4	471.5	496.9

Net income	902.3	1,015.5	1,068.3

Other Comprehensive Income (Loss), Net of Tax
Net unrealized gains (losses) on securities:
Net non-credit related OTTI losses, adjusted for valuation changes	5.1	(3.6)	13.9
Other net unrealized gains (losses) on securities	174.8	(80.9)	323.2

Total net unrealized gains (losses) on securities	179.9	(84.5)	337.1
Net unrealized gains on forecasted transactions	(1.8)	(6.8)	(6.9)
Foreign currency translation adjustment	.4	.1	.3

Other comprehensive income (loss)	178.5	(91.2)	330.5

Comprehensive income	$1,080.8	$924.3	$1,398.8

Computation of Net Income Per Share
Average shares outstanding — Basic	603.3	632.3	657.9
Net effect of dilutive stock-based compensation	4.5	4.6	5.4

Total equivalent shares — Diluted	607.8	636.9	663.3

Basic: Net income per share	$1.50	$1.61	$1.62

Diluted: Net income per share	$1.48	$1.59	$1.61

See notes to consolidated financial statements.

App.-A-2

The Progressive Corporation and Subsidiaries

Consolidated Balance Sheets

December 31,

(millions)	2012	2011
Assets
Investments — Available-for-sale, at fair value:
Fixed maturities (amortized cost: $11,373.9 and $11,455.7)	$11,774.1	$11,759.3
Equity securities:
Nonredeemable preferred stocks (cost: $404.0 and $473.7)	812.4	806.3
Common equities (cost: $1,370.3 and $1,431.0)	1,899.0	1,845.6
Short-term investments (amortized cost: $1,990.0 and $1,551.8)	1,990.0	1,551.8

Total investments	16,475.5	15,963.0
Cash	179.1	155.7
Accrued investment income	90.0	105.7
Premiums receivable, net of allowance for doubtful accounts of $138.6 and $124.2	3,183.7	2,929.8
Reinsurance recoverables, including $38.9 and $32.3 on paid losses and loss adjustment expenses	901.0	818.0
Prepaid reinsurance premiums	66.3	69.8
Deferred acquisition costs	434.5	433.6
Net deferred income taxes	109.4	196.0
Property and equipment, net of accumulated depreciation of $625.0 and $573.8	933.7	911.3
Other assets	321.5	261.9

Total assets	$22,694.7	$21,844.8

Liabilities and Shareholders’ Equity
Unearned premiums	$4,930.7	$4,579.4
Loss and loss adjustment expense reserves	7,838.4	7,245.8
Accounts payable, accrued expenses, and other liabilities[1]	1,855.5	1,770.8
Debt[2]	2,063.1	2,442.1

Total liabilities	16,687.7	16,038.1

Common Shares, $1.00 par value (authorized 900.0; issued 797.7, including treasury shares of 193.1 and 184.7)	604.6	613.0
Paid-in capital	1,077.0	1,006.2
Retained earnings	3,454.4	3,495.0
Accumulated other comprehensive income, net of tax:
Net non-credit related OTTI losses, adjusted for valuation changes	(.3)	(5.4)
Other net unrealized gains (losses) on securities	863.0	688.2

Total net unrealized gains (losses) on securities	862.7	682.8
Net unrealized gains on forecasted transactions	6.1	7.9
Foreign currency translation adjustment	2.2	1.8

Total accumulated other comprehensive income	871.0	692.5

Total shareholders’ equity	6,007.0	5,806.7

Total liabilities and shareholders’ equity	$22,694.7	$21,844.8

[1]See	Note 12 – Litigation and Note 13 – Commitments and Contingencies for further discussion.

[2]Consists	of both short- and long-term debt. See Note 4 – Debt for further discussion.

See notes to consolidated financial statements.

App.-A-3

The Progressive Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31,

(millions — except per share amounts)	2012	2011	2010
Common Shares, $1.00 Par Value
Balance, Beginning of year	$613.0	$662.4	$672.6
Stock options exercised	.1	2.0	3.4
Treasury shares purchased	(8.6)	(51.3)	(13.3)
Net restricted equity awards issued (forfeited)	.1	(.1)	(.3)

Balance, End of year	$604.6	$613.0	$662.4

Paid-In Capital
Balance, Beginning of year	$1,006.2	$1,007.1	$939.7
Stock options exercised	.4	20.4	23.8
Tax benefit from exercise/vesting of equity-based compensation	5.8	6.4	14.0
Treasury shares purchased	(14.5)	(80.7)	(19.3)
Net restricted equity awards (issued) forfeited	(.1)	.1	.3
Amortization of equity-based compensation	62.4	50.3	44.8
Reinvested dividends on restricted stock units	11.2	2.6	3.8
Other	5.6	0	0

Balance, End of year	$1,077.0	$1,006.2	$1,007.1

Retained Earnings
Balance, Beginning of year	$3,495.0	$3,595.7	$3,683.1
Net income	902.3	1,015.5	1,068.3
Treasury shares purchased	(151.1)	(865.8)	(226.0)
Cash dividends declared on common shares ($1.2845, $.4072, and $1.3987 per share)	(772.5)	(248.1)	(924.8)
Reinvested dividends on restricted stock units	(11.2)	(2.6)	(3.8)
Other, net	(8.1)	.3	(1.1)

Balance, End of year	$3,454.4	$3,495.0	$3,595.7

Accumulated Other Comprehensive Income, Net of Tax
Balance, Beginning of year	$692.5	$783.7	$453.2
Other comprehensive income (loss)	178.5	(91.2)	330.5

Balance, End of year	$871.0	$692.5	$783.7

Total Shareholders’ Equity	$6,007.0	$5,806.7	$6,048.9

There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.

App.-A-4

The Progressive Corporation and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31,

(millions)	2012	2011	2010
Cash Flows From Operating Activities
Net income	$902.3	$1,015.5	$1,068.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	94.4	88.5	83.1
Amortization of fixed-income securities	186.7	233.0	229.2
Amortization of equity-based compensation	63.4	50.5	45.9
Net realized (gains) losses on securities	(306.8)	(102.6)	(96.1)
Net (gains) losses on disposition of property and equipment	7.1	8.7	2.3
(Gains) losses on extinguishment of debt	1.8	.1	(6.4)
Changes in:
Premiums receivable	(253.8)	(191.4)	(283.6)
Reinsurance recoverables	(83.0)	(76.5)	(176.7)
Prepaid reinsurance premiums	3.5	18.3	(18.8)
Deferred acquisition costs	(.9)	(16.4)	(15.0)
Income taxes	19.8	28.4	48.1
Unearned premiums	351.1	225.6	180.8
Loss and loss adjustment expense reserves	592.6	174.8	418.0
Accounts payable, accrued expenses, and other liabilities	123.6	35.5	210.2
Other, net	(10.4)	5.9	(10.0)

Net cash provided by operating activities	1,691.4	1,497.9	1,679.3

Cash Flows From Investing Activities
Purchases:
Fixed maturities	(5,199.2)	(6,032.4)	(4,491.7)
Equity securities	(463.1)	(582.0)	(511.4)
Sales:
Fixed maturities	3,705.6	4,442.6	3,055.8
Equity securities	793.0	423.5	241.9
Maturities, paydowns, calls, and other:
Fixed maturities	1,488.9	1,540.9	1,341.1
Equity securities	16.0	0	0
Net purchases of short-term investments – other	(438.2)	(461.0)	(11.5)
Net unsettled security transactions	(44.0)	(.6)	(54.0)
Purchases of property and equipment	(127.7)	(78.9)	(64.7)
Sales of property and equipment	3.8	3.0	8.0

Net cash used in investing activities	(264.9)	(744.9)	(486.5)

Cash Flows From Financing Activities
Proceeds from exercise of stock options	.5	22.4	27.2
Tax benefit from exercise/vesting of equity-based compensation	5.8	6.4	14.0
Net proceeds from debt issuance	0	491.9	0
Payment of debt	(350.0)	0	0
Reacquisition of debt	(32.5)	(15.0)	(214.3)
Dividends paid to shareholders	(853.7)	(263.6)	(763.7)
Acquisition of treasury shares	(174.2)	(997.8)	(258.6)

Net cash used in financing activities	(1,404.1)	(755.7)	(1,195.4)

Effect of exchange rate changes on cash	1.0	(.5)	.8

Increase (decrease) in cash	23.4	(3.2)	(1.8)
Cash, Beginning of year	155.7	158.9	160.7

Cash, End of year	$179.1	$155.7	$158.9

See notes to consolidated financial statements.

App.-A-5

The Progressive Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2011, and 2010

1.  REPORTING AND ACCOUNTING POLICIES

Nature of Operations  The Progressive Corporation, an insurance holding company formed in 1965, had 54 subsidiaries, 1 mutual insurance company affiliate, and 1 limited partnership investment affiliate (collectively the “subsidiaries”) as of December 31, 2012. Our insurance subsidiaries and mutual company affiliate (the Progressive Group of Insurance Companies) provide personal and commercial automobile insurance and other specialty property-casualty insurance and related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles through both an independent insurance agency channel and a direct channel. Our Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses through both the independent agency and direct channels. We operate our businesses throughout the United States; we also sell personal auto physical damage insurance via the Internet in Australia.

Basis of Consolidation and Reporting  The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries, which are wholly owned, and affiliates, in which we have a controlling financial interest. All intercompany accounts and transactions are eliminated in consolidation.

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

Equity securities include common stocks, nonredeemable preferred stocks, and other risk investments and are reported at fair values. Changes in fair value of these securities, net of deferred income taxes, are reflected as unrealized gains (losses) in accumulated other comprehensive income. To the extent we hold any foreign equities or foreign currency hedges, any change in value due to exchange rate fluctuations would be limited by foreign currency hedges, if any, and would be recognized in income in the current period.

Short-term investments may include Eurodollar deposits, commercial paper, repurchase transactions, and other securities expected to mature within one year. In addition, short-term investments can include auction rate securities (i.e., certain municipal bonds and preferred stocks). Due to the nature of auction rate securities, these securities are classified as

App.-A-6

short-term based upon their expected auction date (generally 7-49 days) rather than on their contractual maturity date (which is greater than one year at original issuance). In the event that an auction fails, the security may need to be reclassified from short-term. Changes in fair value of these securities, net of deferred income taxes, are reflected as unrealized gains (losses) in accumulated other comprehensive income.

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

To the extent we have derivatives held for general investment purposes, these derivative instruments are recognized as either assets or liabilities and measured at fair value, with changes in fair value recognized in income as a component of net realized gains (losses) on securities during the period of change.

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

If a hedge is deemed to become ineffective or discontinued, the following accounting treatment would be applied:

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

App.-A-7

We analyze our debt securities that are in a loss position to determine if we intend to sell, or if it is more likely than not that we will be required to sell, the security prior to recovery and, if so, we write down the security to its current fair value, with the entire amount of the write-down recorded to earnings. To the extent that it is more likely than not that we will hold the debt security until recovery (which could be maturity), we determine if any of the decline in value is due to a credit loss (i.e., where the present value of future cash flows expected to be collected is lower than the amortized cost basis of the security) and, if so, we recognize that portion of the impairment as a component of net realized gains (losses) in the comprehensive income statement, with the difference (i.e., non-credit related impairment) recognized as part of our net unrealized gains (losses) in accumulated other comprehensive income. When an equity security (common equity and nonredeemable preferred stock) in our investment portfolio has an unrealized loss in fair value that is deemed to be other-than-temporary, we reduce the book value of such security to its current fair value, recognizing the decline as a realized loss in the comprehensive income statement. Any future changes in fair value, either increases or decreases, are reflected as changes in unrealized gains (losses) as part of accumulated other comprehensive income.

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

Deferred Acquisition Costs  Deferred acquisition costs include commissions, premium taxes, and other variable underwriting and direct sales costs incurred in connection with the successful acquisition or renewal of insurance contracts. Prior to January 1, 2012, these acquisition costs were deferrable regardless of whether a successful acquisition occurred (see the New Accounting Standards section below). These acquisition costs are deferred and amortized over the policy period in which the related premiums are earned. We consider anticipated investment income in determining the recoverability of these costs. Management believes that these costs will be fully recoverable in the near term. We do not defer any advertising costs.

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

App.-A-8

Income Taxes  The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal items giving rise to such differences are investment securities (e.g., net unrealized gains (losses), write-downs on securities determined to be other-than-temporarily impaired, and derivative instruments), loss and loss adjustment expense reserves, unearned premiums reserves, deferred acquisition costs, property and equipment, and non-deductible accruals. We review our deferred tax assets regularly for recoverability. See Note 5 – Income Taxes for further discussion.

Property and Equipment  Property and equipment are recorded at cost, less accumulated depreciation, and include capitalized software developed or acquired for internal use. Depreciation is recognized over the estimated useful lives of the assets using accelerated methods for most computer equipment and the straight-line method for certain computer equipment and all other fixed assets. The useful lives range from 2 to 3 years for computer equipment and laptop computers; 7 to 40 years for buildings, improvements, and integrated components; and 3 to 10 years for all other property and equipment. Land and buildings comprised 75% of total property and equipment at both December 31, 2012 and 2011.

Total capitalized interest, which primarily relates to capitalized software projects, for the years ended December 31, was:

(millions)	Capitalized Interest
2012	$.3
2011	.4
2010	1.1

Guaranty Fund Assessments  We are subject to state guaranty fund assessments, which provide for the payment of covered claims or other insurance obligations of insurance companies deemed insolvent. These assessments are accrued after a formal determination of insolvency has occurred, and we have written the premiums on which the assessments will be based.

Fees and Other Revenues  Fees and other revenues primarily represent fees collected from policyholders relating to installment charges in accordance with our bill plans, as well as late payment and insufficient funds fees. Other revenues may include revenue from the sale of tax credits, rental income, and other revenue transactions.

Revision  We revised the presentation of our Statements of Comprehensive Income for the years ended December 31, 2011 and 2010, to correctly classify $266.5 million and $252.2 million, respectively, of fees and other revenues as a component of total revenues and to conform to our current-year presentation. Previously, these items were presented net within our other underwriting expenses, which was not in compliance with GAAP, thereby understating both total revenues and total expenses. These revisions were not considered to be material, individually or in the aggregate, to previously issued financial statements. These revisions had no effect on the results of operations (net or comprehensive income), financial condition (shareholders’ equity), or cash flows in any period presented or in any previously issued financial statements.

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

App.-A-9

Equity-Based Compensation  We currently issue time-based and performance-based restricted stock unit awards to key members of management as our form of equity compensation, and time-based restricted stock awards to non-employee directors. Prior to 2010, we issued restricted stock awards, instead of restricted stock unit awards, to employees. Collectively, we refer to these awards as “restricted equity awards.” We currently do not issue stock options as a form of equity compensation. Compensation expense for time-based restricted equity awards with installment vesting is recognized over each respective vesting period. For performance-based restricted equity awards, compensation expense is recognized over the respective estimated vesting periods.

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

The total compensation expense recognized for our equity-based compensation for the years ended December 31, was:

(millions)	2012	2011	2010
Pretax expense	$63.4	$50.5	$45.9
Tax benefit	22.2	17.7	16.1

Net Income Per Share  Basic net income per share is computed using the weighted average number of common shares outstanding during the reporting period, excluding unvested time-based and performance-based restricted equity awards that are subject to forfeiture. Diluted net income per share includes common stock equivalents assumed outstanding during the period. Our common stock equivalents include the incremental shares assumed to be issued for:

•	stock option exercises (all remaining stock options were exercised in 2012)
•	time-based restricted equity awards, and
•	certain performance-based restricted equity awards that satisfied contingency conditions during the period.

Supplemental Cash Flow Information  Cash includes only bank demand deposits. Non-cash activity includes declared but unpaid dividends. For the years ended December 31, we paid the following:

(millions)	2012	2011	2010
Income taxes, net of refunds	$389.1	$435.0	$434.0
Interest	135.0	129.5	138.4

New Accounting Standards  On January 1, 2012, we adopted, on a prospective basis, the accounting standard update related to the accounting for the deferral of costs associated with the successful acquisition or renewal of insurance contracts. As a result, $23 million of deferred acquisition costs that no longer met the criteria for deferral upon adoption were recognized as a reduction to income in 2012.

App.-A-10

2.  INVESTMENTS

The following tables present the composition of our investment portfolio by major security type, consistent with our internal classification of how we manage, monitor, and measure the portfolio:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Fair Value
December 31, 2012
Fixed maturities:
U.S. government obligations	$2,806.4	$90.1	$0	$0	$2,896.5	17.6%
State and local government obligations	1,914.4	50.6	(.6)	0	1,964.4	11.9
Corporate debt securities	2,982.9	124.7	(1.0)	6.4	3,113.0	18.9
Residential mortgage-backed securities	413.4	24.0	(9.2)	0	428.2	2.6
Commercial mortgage-backed securities	1,963.9	84.9	(.1)	0	2,048.7	12.4
Other asset-backed securities	936.0	12.9	(.1)	(.2)	948.6	5.8
Redeemable preferred stocks	356.9	30.5	(12.7)	0	374.7	2.3

Total fixed maturities	11,373.9	417.7	(23.7)	6.2	11,774.1	71.5
Equity securities:
Nonredeemable preferred stocks	404.0	404.6	0	3.8	812.4	4.9
Common equities	1,370.3	539.0	(10.3)	0	1,899.0	11.5
Short-term investments:
Other short-term investments	1,990.0	0	0	0	1,990.0	12.1

Total portfolio[2,3]	$15,138.2	$1,361.3	$(34.0)	$10.0	$16,475.5	100.0%

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Fair Value
December 31, 2011
Fixed maturities:
U.S. government obligations	$2,842.7	$120.3	$0	$0	$2,963.0	18.6%
State and local government obligations	1,938.6	64.1	(.6)	0	2,002.1	12.5
Corporate debt securities	2,801.5	94.3	(6.5)	6.9	2,896.2	18.1
Residential mortgage-backed securities	452.9	9.3	(35.3)	0	426.9	2.7
Commercial mortgage-backed securities	1,829.8	52.3	(5.5)	0	1,876.6	11.8
Other asset-backed securities	1,210.9	11.3	(1.3)	(.3)	1,220.6	7.6
Redeemable preferred stocks	379.3	18.6	(24.0)	0	373.9	2.3

Total fixed maturities	11,455.7	370.2	(73.2)	6.6	11,759.3	73.6
Equity securities:
Nonredeemable preferred stocks	473.7	342.6	(3.7)	(6.3)	806.3	5.1
Common equities	1,431.0	440.0	(25.4)	0	1,845.6	11.6
Short-term investments:
Other short-term investments	1,551.8	0	0	0	1,551.8	9.7

Total portfolio[2,3]	$14,912.2	$1,152.8	$(102.3)	$.3	$15,963.0	100.0%

[1]	Represents net holding period gains (losses) on certain hybrid securities (discussed below).

[2]	At December 31, 2012 and 2011, we had $90.9 million and $46.9 million, respectively, of net unsettled security transactions included in other assets.

[3]

The total fair value of the portfolio includes $1.4 billion and $2.0 billion at December 31, 2012 and 2011, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

Our other short-term investments include commercial paper, reverse repurchase transactions, and other investments that are expected to mature within one year. At December 31, 2012 and 2011, we had $21.9 million and $10.0 million, respectively, in treasury bills issued by the Australian government, included in other short-term investments.

App.-A-11

Included in our fixed-maturity and equity securities are hybrid securities, which are reported at fair value at December 31:

(millions)	2012	2011
Fixed maturities:
Corporate debt securities	$176.1	$234.9
Other asset-backed securities	16.4	15.5

Total fixed maturities	192.5	250.4
Equity securities:
Nonredeemable preferred stocks	52.8	14.2

Total hybrid securities	$245.3	$264.6

Certain corporate debt securities are accounted for as hybrid securities since they were acquired at a substantial premium and contain a change-in-control put option (derivative) that permits the investor, at its sole option if and when a change in control is triggered, to put the security back to the issuer at a 1% premium to par. Due to this change-in-control put option and the substantial market premium paid to acquire these securities, there is the potential that the election to put, upon the change in control, could result in an acceleration of the remaining premium paid on these securities, which would result in a loss of $12.0 million as of December 31, 2012, if all of the bonds experienced a simultaneous change in control and we elected to exercise all of our put options. The put feature limits the potential loss in value that could be experienced in the event a corporate action occurs that results in a change in control that materially diminishes the credit quality of the issuer. We are under no obligation to exercise the put option we hold if a change in control occurs.

The other asset-backed security in the table above represents one hybrid security that was acquired at a deep discount to par due to a failing auction, and contains a put option that allows the investor to put that security back to the auction at par if the auction is restored. This embedded derivative has the potential to more than double our initial investment yield.

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

At December 31, 2012, bonds and certificates of deposit in the principal amount of $139.4 million were on deposit to meet state insurance regulatory and/or rating agency requirements. We did not have any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2012 or 2011. At December 31, 2012, we did not have any debt securities that were non-income producing during the preceding 12 months.

Fixed Maturities  The composition of fixed maturities by maturity at December 31, 2012, was:

(millions)	Cost	Fair Value
Less than one year	$1,432.3	$1,462.2
One to five years	8,368.7	8,675.0
Five to ten years	1,426.3	1,484.7
Ten years or greater	146.6	152.2

Total	$11,373.9	$11,774.1

Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities which do not have a single maturity date are reported based upon expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

App.-A-12

Gross Unrealized Losses  As of December 31, 2012, we had $23.7 million of gross unrealized losses in our fixed-income securities and $10.3 million in our common equities. We currently do not intend to sell the fixed-income securities and determined that it is more likely than not that we will not be required to sell these securities for the period of time necessary to recover their cost bases. A review of our fixed-income securities indicated that the issuers were current with respect to their interest obligations and that there was no evidence of any deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity. In addition, 89% of our common stock portfolio was indexed to the Russell 1000; as such, this portfolio may contain securities in a loss position for an extended period of time, subject to possible write-downs, as described below. We may retain these securities as long as the portfolio and index correlation remain similar. To the extent there is issuer-specific deterioration, we may write-down the securities of that issuer. The remaining 11% of our common stocks are part of a managed equity strategy selected and administered by external investment advisors. If our strategy were to change and these securities were determined to be other-than-temporarily impaired, we would recognize a write-down in accordance with our stated policy.

The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

	Total Fair	Gross Unrealized	Less than 12 Months		12 Months or Greater
			Fair	Unrealized	Fair	Unrealized
(millions)	Value	Losses	Value	Losses	Value	Losses
December 31, 2012
Fixed maturities:
State and local government obligations	$162.8	$(.6)	$123.1	$(.5)	$39.7	$(.1)
Corporate debt securities	128.2	(1.0)	128.2	(1.0)	0	0
Residential mortgage-backed securities	149.2	(9.2)	40.2	(.6)	109.0	(8.6)
Commercial mortgage-backed securities	7.1	(.1)	2.1	0	5.0	(.1)
Other asset-backed securities	25.0	(.1)	20.8	0	4.2	(.1)
Redeemable preferred stocks	155.7	(12.7)	24.9	0	130.8	(12.7)

Total fixed maturities	628.0	(23.7)	339.3	(2.1)	288.7	(21.6)
Equity securities:
Nonredeemable preferred stocks	0	0	0	0	0	0
Common equities	118.2	(10.3)	100.7	(8.2)	17.5	(2.1)

Total equity securities	118.2	(10.3)	100.7	(8.2)	17.5	(2.1)

Total portfolio	$746.2	$(34.0)	$440.0	$(10.3)	$306.2	$(23.7)

	Total Fair Value	Gross Unrealized Losses	Less than 12 Months		12 Months or Greater
(millions)			Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2011
Fixed maturities:
State and local government obligations	$93.6	$(.6)	$79.5	$(.5)	$14.1	$(.1)
Corporate debt securities	262.7	(6.5)	137.3	(4.6)	125.4	(1.9)
Residential mortgage-backed securities	308.7	(35.3)	34.4	(2.0)	274.3	(33.3)
Commercial mortgage-backed securities	203.7	(5.5)	161.4	(3.5)	42.3	(2.0)
Other asset-backed securities	284.2	(1.3)	259.7	(1.0)	24.5	(.3)
Redeemable preferred stocks	191.4	(24.0)	43.5	(1.5)	147.9	(22.5)

Total fixed maturities	1,344.3	(73.2)	715.8	(13.1)	628.5	(60.1)
Equity securities:
Nonredeemable preferred stocks	19.5	(3.7)	19.5	(3.7)	0	0
Common equities	214.6	(25.4)	196.7	(23.1)	17.9	(2.3)

Total equity securities	234.1	(29.1)	216.2	(26.8)	17.9	(2.3)

Total portfolio	$1,578.4	$(102.3)	$932.0	$(39.9)	$646.4	$(62.4)

App.-A-13

Other-than-Temporary Impairment (OTTI)  The following table shows the total non-credit portion of the OTTI recorded in accumulated other comprehensive income, reflecting the original non-credit loss at the time the credit impairment was determined:

	December 31,
(millions)	2012	2011
Fixed maturities:
Residential mortgage-backed securities	$(44.2)	$(44.8)
Commercial mortgage-backed securities	(.9)	(1.0)

Total fixed maturities	$(45.1)	$(45.8)

The following tables provide rollforwards of the amounts related to credit losses recognized in earnings for the periods ended December 31, 2012 and 2011, for which a portion of the OTTI losses were also recognized in accumulated other comprehensive income at the time the credit impairments were determined and recognized:

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Corporate Debt	Total
Beginning balance at January 1, 2012	$34.5	$1.3	$0	$35.8
Credit losses for which an OTTI was previously recognized	.1	0	0	.1
Credit losses for which an OTTI was not previously recognized	.3	0	0	.3
Reductions for securities sold/matured	0	(.2)	0	(.2)
Change in recoveries of future cash flows expected to be collected[1,2]	(3.8)	(.2)	0	(4.0)
Reductions for previously recognized credit impairments written-down to fair value[3]	(4.0)	(.3)	0	(4.3)

Ending balance at December 31, 2012	$27.1	$.6	$0	$27.7

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Corporate Debt	Total
Beginning balance at January 1, 2011	$32.3	$1.0	$6.5	$39.8
Credit losses for which an OTTI was previously recognized	1.4	0	0	1.4
Credit losses for which an OTTI was not previously recognized	1.1	.4	0	1.5
Reductions for securities sold/matured	0	0	0	0
Change in recoveries of future cash flows expected to be collected[1,2]	.8	.3	(6.5)	(5.4)
Reductions for previously recognized credit impairments written-down to fair value[3]	(1.1)	(.4)	0	(1.5)

Ending balance at December 31, 2011	$34.5	$1.3	$0	$35.8

[1]	Reflects expected recovery of prior period impairments that will be accreted into income over the remaining life of the security.

[2]	Includes $1.4 million and $2.0 million at December 31, 2012 and 2011, respectively, received in excess of the cash flows expected to be collected at the time of the write-downs.

[3]	Reflects reductions of prior credit impairments where the current credit impairment requires writing securities down to fair value (i.e., no remaining non-credit loss).

Although we determined that it is more likely than not that we will not be required to sell the securities prior to the recovery of their respective cost bases (which could be maturity), we are required to measure the amount of credit losses on the securities that were determined to be other-than-temporarily impaired. In that process, we considered a number of factors and inputs related to the individual securities. The methodology and significant inputs used to measure the amount of credit losses in our portfolio included: current performance indicators on the underlying assets (e.g., delinquency rates, foreclosure rates, and default rates); credit support (via current levels of subordination); historical credit ratings; and updated cash flow expectations based upon these performance indicators. In order to determine the amount of credit loss, if any, the net present value of the cash flows expected (i.e., expected recovery value) was calculated using the current book yield for each security, and was compared to its current amortized value. In the event that the net present value was below the amortized value, a credit loss was deemed to exist, and the security was written down.

App.-A-14

Net Realized Gains (Losses)  The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2012	2011	2010
Gross realized gains on security sales
Fixed maturities:
U.S. government obligations	$20.2	$59.1	$39.8
State and local government obligations	15.0	3.5	10.0
Corporate and other debt securities	58.1	23.0	30.3
Residential mortgage-backed securities	1.2	2.0	0
Commercial mortgage-backed securities	19.3	.3	1.0
Other asset-backed securities	.9	2.1	.8
Redeemable preferred stocks	.7	4.6	8.5

Total fixed maturities	115.4	94.6	90.4
Equity securities:
Nonredeemable preferred stocks	78.2	148.9	83.6
Common equities	167.0	11.6	13.4

Subtotal gross realized gains on security sales	360.6	255.1	187.4

Gross realized losses on security sales
Fixed maturities:
U.S. government obligations	(1.9)	(9.3)	(12.9)
Corporate and other debt securities	(.6)	(3.5)	(.5)
Redeemable preferred stocks	(.4)	(2.2)	(5.2)

Total fixed maturities	(2.9)	(15.0)	(18.6)
Equity securities:
Nonredeemable preferred stocks	(1.1)	0	0
Common equities	(27.1)	(36.5)	(7.2)

Subtotal gross realized losses on security sales	(31.1)	(51.5)	(25.8)

Net realized gains (losses) on security sales
Fixed maturities:
U.S. government obligations	18.3	49.8	26.9
State and local government obligations	15.0	3.5	10.0
Corporate and other debt securities	57.5	19.5	29.8
Residential mortgage-backed securities	1.2	2.0	0
Commercial mortgage-backed securities	19.3	.3	1.0
Other asset-backed securities	.9	2.1	.8
Redeemable preferred stocks	.3	2.4	3.3

Total fixed maturities	112.5	79.6	71.8
Equity securities:
Nonredeemable preferred stocks	77.1	148.9	83.6
Common equities	139.9	(24.9)	6.2

Subtotal net realized gains (losses) on security sales	329.5	203.6	161.6

Other-than-temporary impairment losses
Fixed maturities:
Residential mortgage-backed securities	(1.6)	(3.3)	(11.1)
Commercial mortgage-backed securities	(.1)	(.6)	(1.9)

Total fixed maturities	(1.7)	(3.9)	(13.0)
Equity securities:
Common equities	(1.8)	(.2)	(.5)

Subtotal other-than-temporary impairment losses	(3.5)	(4.1)	(13.5)

Other gains (losses)
Hybrid securities	14.3	1.7	5.5
Derivative instruments	(43.1)	(98.9)	(58.5)
Litigation settlements	9.6	.3	1.0

Subtotal other gains (losses)	(19.2)	(96.9)	(52.0)

Total net realized gains (losses) on securities	$306.8	$102.6	$96.1

App.-A-15

Gross realized gains and losses were the result of sales transactions in our fixed-income portfolio, related to movements in credit spreads and interest rates, rebalancing of our equity-indexed portfolio, and tax management strategies. In addition, gains and losses reflect recoveries from litigation settlements and holding period valuation changes on hybrids and derivatives. Also included are write-downs for securities determined to be other-than-temporarily impaired in our fixed-maturity and/or equity portfolios.

Net Investment Income  The components of net investment income for the years ended December 31, were:

(millions)	2012	2011	2010
Fixed maturities:
U.S. government obligations	$49.8	$58.0	$80.8
State and local government obligations	51.1	60.0	65.4
Corporate debt securities	107.5	106.7	84.3
Residential mortgage-backed securities	16.1	18.6	21.7
Commercial mortgage-backed securities	82.2	83.4	99.1
Other asset-backed securities	20.3	24.5	21.8
Redeemable preferred stocks	24.2	33.0	45.5

Total fixed maturities	351.2	384.2	418.6
Equity securities:
Nonredeemable preferred stocks	43.8	57.7	70.6
Common equities	44.9	35.7	27.3
Short-term investments:
Other short-term investments	3.1	2.4	3.6

Investment income	443.0	480.0	520.1
Investment expenses	(15.4)	(13.5)	(11.9)

Net investment income	$427.6	$466.5	$508.2

Trading Securities  At December 31, 2012 and 2011, we did not hold any trading securities and we did not have any net realized gains (losses) on trading securities for the years ended December 31, 2012, 2011, and 2010.

Derivative Instruments  We have invested in the following derivative exposures at various times: interest rate swaps, asset-backed credit default swaps, U.S. corporate credit default swaps, cash flow hedges, and equity options.

For all derivative positions discussed below, realized holding period gains and losses are netted with any upfront cash that may be exchanged under the contract to determine if the net position should be classified either as an asset or liability. To be reported as a net derivative asset and a component of the available-for-sale portfolio, the inception-to-date realized gain on the derivative position at period end would have to exceed any upfront cash received. On the other hand, a net derivative liability would include any inception-to-date realized loss plus the amount of upfront cash received (or netted, if upfront cash was paid) and would be reported as a component of other liabilities. These net derivative assets/liabilities are not separately disclosed on the balance sheet due to their immaterial effect on our financial condition, cash flows, and results of operations.

App.-A-16

The following table shows the status of our derivative instruments at December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011, and 2010; amounts are on a pretax basis:

(millions)					Balance Sheet			Comprehensive Income Statement
	Notional Value[1]					Assets (Liabilities) Fair Value		Net Realized Gains (Losses) on Securities
	December 31,					December 31,		Years ended December 31,
Derivatives designated as:	2012	2011	2010	Purpose	Classification	2012	2011	2012	2011	2010
Hedging instruments
Closed:
Ineffective cash flow hedge	$31	$15	$223	Manage interest rate risk	NA	$0	$0	$.6	$.3	$5.8

Non-hedging instruments
Assets:
Corporate credit default swaps	0	25	35	Manage credit risk	Investments - fixed maturities	0	.7	0	(.2)	2.5

Liabilities:
Interest rate swaps	1,263	1,263	713	Manage portfolio duration	Other liabilities	(95.5)	(76.1)	(42.7)	(74.0)	(66.6)

Closed:								0	(25.5)	0
Interest rate swaps	0	350	0	Manage portfolio duration	NA	0	0

Corporate credit default swaps	25	10	25	Manage credit risk	NA	0	0	(1.0)	.5	(.2)

Total	NA	NA	NA			$(95.5)	$(75.4)	$(43.1)	$(98.9)	$(58.5)

[1]The	amounts represent the value held at year end for open positions and the maximum amount held during the year for closed positions.

NA = Not Applicable

CASH FLOW HEDGES

During the years ended December 31, 2012 and 2011, we repurchased, in the open market, $30.9 million and $15.0 million, respectively, in aggregate principal amount of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “6.70% Debentures”). For the portion of the 6.70% Debentures we purchased, we reclassified $0.6 million and $0.3 million, in the respective years, on a pretax basis, of the unrealized gain on forecasted transactions from accumulated other comprehensive income on the balance sheet to net realized gains on securities on the comprehensive income statement.

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

In anticipation of issuing the 6.70% Debentures in 2007, we entered into a forecasted debt issuance hedge (cash flow hedge) against a possible rise in interest rates. Upon issuance of the 6.70% Debentures, the hedge was closed, and we recognized a pretax gain of $34.4 million, which was recorded as part of accumulated other comprehensive income. The $34.4 million gain, less the $0.6 million, $0.3 million, and $5.8 million reclassifications mentioned above, was deferred and is being recognized as a decrease to interest expense over the 10-year fixed interest rate term of the 6.70% Debentures.

During 2011, we issued $500 million of 3.75% Senior Notes due 2021 (the “3.75% Senior Notes”) and entered into a forecasted debt issuance hedge (cash flow hedge) against a possible rise in interest rates (see Note 4 – Debt for further

App.-A-17

discussion). Upon issuance of the 3.75% Senior Notes in August 2011, the hedge was closed and we recognized, as part of accumulated other comprehensive income, a pretax unrealized loss of $5.1 million. The $5.1 million loss was deferred and is being recognized as an increase to interest expense over the life of the 3.75% Senior Notes.

During 2012, 2011, and 2010, we recognized $2.1 million, $2.6 million, and $2.7 million, respectively, as net decreases to interest expense on our closed debt issuance cash flow hedges.

INTEREST RATE SWAPS

At December 31, 2012, 2011, and 2010, we invested in interest rate swap positions primarily to manage the fixed-income portfolio duration. During the year ended December 31, 2012, we held a 9-year interest rate swap position (opened in 2009) and two 5-year interest rate swap positions (opened in 2011); in each case, we are paying a fixed rate and receiving a variable rate, effectively shortening the duration of our fixed-income portfolio. We closed a portion of the 9-year position during 2011. The combined open positions have generated an aggregate realized loss, as interest rates have fallen since the inception of these positions. As of December 31, 2012, 2011, and 2010, the balance of the cash collateral that we had delivered to the applicable counterparty on these positions was $105.0 million, $81.7 million, and $52.2 million, respectively.

CORPORATE CREDIT DEFAULT SWAPS

Financial Services Sector – During 2012, we closed a position that was opened during 2008, on one corporate issuer within the financial services sector for which we bought credit default protection in the form of a credit default swap for a 5-year time horizon. We held this protection to reduce some of our exposure to additional valuation declines on a preferred stock position of the same issuer. As of December 31, 2011 and 2010, the balance of the cash collateral that we had received from the counterparty on the then open position was $0.7 million and $0.5 million, respectively.

Automotive Sector – We held no credit default swaps in this sector during 2012. During 2011, we closed a position where we sold credit protection in the form of a corporate credit default swap on one issuer in the automotive sector for a 5-year time horizon; the position was opened during the second quarter 2010. We would have been required to cover a $10 million notional value if a credit event had been triggered, including failure to pay or bankruptcy by the issuer. We acquired an equal par value amount of U.S. Treasury Notes with a similar maturity to cover the credit default swap’s notional exposure. As of December 31, 2010, the balance of the cash collateral that we had received from the counterparty on the then open position was $1.1 million.

Technology Sector – We held no credit default swaps in this sector during 2012 or 2011. During 2010, we opened and closed two positions on one corporate issuer within the technology sector for which we bought credit default protection in the form of credit default swaps for 2-year and 4-year time horizons. We paid $0.2 million in upfront cash when we entered into the 4-year exposure position. We held this protection to reduce our exposure to additional valuation declines on a corporate position of the same issuer due to potential future credit impairment.

3. FAIR VALUE

We have categorized our financial instruments, based on the degree of subjectivity inherent in the method by which they are valued, into a fair value hierarchy of three levels, as follows:

•

Level 1:  Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. government obligations, active exchange-traded equity securities, and certain short-term securities).

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

App.-A-18

Determining the fair value of the investment portfolio is the responsibility of management. As part of the responsibility, we evaluate whether a market is distressed or inactive in determining the fair value for our portfolio. We review certain market level inputs to evaluate whether sufficient activity, volume, and new issuances exist to create an active market. Based on this evaluation, we concluded that there was sufficient activity related to the sectors and securities for which we obtained valuations.

The composition of the investment portfolio by major security type was:

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2012
Fixed maturities:
U.S. government obligations	$2,896.5	$0	$0	$2,896.5	$2,806.4
State and local government obligations	0	1,964.4	0	1,964.4	1,914.4
Corporate debt securities	0	3,113.0	0	3,113.0	2,982.9

Subtotal	2,896.5	5,077.4	0	7,973.9	7,703.7

Asset-backed securities:
Residential mortgage-backed	0	382.7	45.5	428.2	413.4
Commercial mortgage-backed	0	2,023.4	25.3	2,048.7	1,963.9
Other asset-backed	0	948.6	0	948.6	936.0

Subtotal asset-backed securities	0	3,354.7	70.8	3,425.5	3,313.3

Redeemable preferred stocks:
Financials	0	129.7	0	129.7	110.7
Utilities	0	66.7	0	66.7	64.9
Industrials	0	178.3	0	178.3	181.3

Subtotal redeemable preferred stocks	0	374.7	0	374.7	356.9

Total fixed maturities	2,896.5	8,806.8	70.8	11,774.1	11,373.9

Equity securities:
Nonredeemable preferred stocks:
Financials	259.6	494.5	31.9	786.0	383.3
Utilities	0	26.4	0	26.4	20.7

Subtotal nonredeemable preferred stocks	259.6	520.9	31.9	812.4	404.0

Common equities:
Common stocks	1,887.0	0	0	1,887.0	1,367.2
Other risk investments	0	0	12.0	12.0	3.1

Subtotal common equities	1,887.0	0	12.0	1,899.0	1,370.3

Total fixed maturities and equity securities	5,043.1	9,327.7	114.7	14,485.5	13,148.2

Short-term investments:
Other short-term investments	1,679.9	310.1	0	1,990.0	1,990.0

Total portfolio	$6,723.0	$9,637.8	$114.7	$16,475.5	$15,138.2

Debt	$0	$2,394.4	$0	$2,394.4	$2,063.1

App.-A-19

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2011
Fixed maturities:
U.S. government obligations	$2,963.0	$0	$0	$2,963.0	$2,842.7
State and local government obligations	0	2,002.1	0	2,002.1	1,938.6
Corporate debt securities	0	2,896.2	0	2,896.2	2,801.5

Subtotal	2,963.0	4,898.3	0	7,861.3	7,582.8

Asset-backed securities:
Residential mortgage-backed	0	364.6	62.3	426.9	452.9
Commercial mortgage-backed	0	1,855.3	21.3	1,876.6	1,829.8
Other asset-backed	0	1,218.0	2.6	1,220.6	1,210.9

Subtotal asset-backed securities	0	3,437.9	86.2	3,524.1	3,493.6

Redeemable preferred stocks:
Financials	24.1	107.2	0	131.3	124.3
Utilities	0	68.1	0	68.1	70.8
Industrials	0	174.5	0	174.5	184.2

Subtotal redeemable preferred stocks	24.1	349.8	0	373.9	379.3

Total fixed maturities	2,987.1	8,686.0	86.2	11,759.3	11,455.7

Equity securities:
Nonredeemable preferred stocks:
Financials	227.9	525.4	0	753.3	433.7
Utilities	0	53.0	0	53.0	40.0

Subtotal nonredeemable preferred stocks	227.9	578.4	0	806.3	473.7

Common equities:
Common stocks	1,834.1	0	0	1,834.1	1,427.3
Other risk investments	0	0	11.5	11.5	3.7

Subtotal common equities	1,834.1	0	11.5	1,845.6	1,431.0

Total fixed maturities and equity securities	$5,049.1	$9,264.4	$97.7	14,411.2	13,360.4

Short-term investments:
Other short-term investments[1]				1,551.8	1,551.8

Total portfolio				$15,963.0	$14,912.2

Debt[1]				$2,664.7	$2,442.1

[1]	Under the prior accounting guidance, fair value hierarchies were not required.

Our portfolio valuations classified as either Level 1 or Level 2 in the above tables are priced exclusively by external sources, including: pricing vendors, dealers/market makers, and exchange-quoted prices. During 2012, we had one redeemable preferred security with a value of $25.0 million that was transferred from Level 1 to Level 2 as it is no longer traded on an exchange. During 2011, we had one nonredeemable preferred security with a value of $44.2 million that was transferred from Level 1 to Level 2 due to the lack of an exchange-quoted price at year-end. The exchange price was not available due to illiquidity in the market place. A consistent exchange-quoted price was previously available for this security, and we will continue to monitor the security for future exchange trading volume. We recognize transfers between levels at the end of the reporting period.

Our short-term security holdings classified as Level 1 are considered highly liquid, actively marketed, and have a very short duration, primarily seven days or less to redemption. These securities are held at their original cost, adjusted for any amortization of discount or premium, since that value very closely approximates what an active market participant would be willing to pay for such securities. The remainder of our short-term securities are classified as Level 2 and are not priced externally since these securities continually trade at par value. These securities are classified as Level 2 since they are primarily longer-dated auction securities issued by municipalities that contain a redemption put feature back to the auction pool with a redemption period of less than seven days. The auction pool is created by a liquidity provider and if the auction is not available at the end of the seven days, we have the right to put the security back to the issuer at par.

App.-A-20

At December 31, 2012, vendor-quoted prices represented 57% of our Level 1 classifications (excluding short-term investments), compared to 59% at December 31, 2011. The securities quoted by vendors in Level 1 represent our holdings in U.S. Treasury Notes, which are frequently traded and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on an active exchange.

At December 31, 2012, vendor-quoted prices comprised 98% of our Level 2 classifications (excluding short-term investments), while dealer-quoted prices represented 2%, compared to 96% and 4%, respectively, at December 31, 2011. In our process for selecting a source (e.g., dealer, pricing service) to provide pricing for securities in our portfolio, we reviewed documentation from the sources that detailed the pricing techniques and methodologies used by these sources and determined if their policies adequately considered market activity, either based on specific transactions for the particular security type or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. Once a source is chosen, we continue to monitor any changes or modifications to their processes by reviewing their documentation on internal controls for pricing and market reviews.

As part of our pricing procedures, we obtain quotes from more than one source to help us fully evaluate the market price of securities. However, our internal pricing policy is to use a consistent source for individual securities in order to maintain the integrity of our valuation process. Quotes obtained from the sources are not considered binding offers to transact. Under our policy, when a review of the valuation received from our selected source appears outside what is considered market level activity (which is defined as trading at spreads or yields significantly different than comparable securities or outside the general sector level movement without a reasonable explanation), we may use an alternate source’s price. To the extent we determine that it is prudent to substitute one source’s price for another, we will contact the initial source to obtain an understanding of the factors that may be contributing to the significant price variance, which often leads the source to adjust their pricing input data for future pricing.

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

This analysis provides us additional comfort regarding the source’s process, the quality of its review, and its willingness to improve its analysis based on feedback from clients. We believe this effort helps ensure that we are reporting the most representative fair values of our securities.

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

App.-A-21

After all the valuations are received and our review is complete, if the inputs used by vendors are determined to not contain sufficient observable market information, we will reclassify the affected security valuations to Level 3. At December 31, 2012 and 2011, securities in our fixed-maturity portfolio listed as Level 3 were comprised substantially of securities that were either: (i) private placement deals, (ii) thinly held and/or traded securities, or (iii) non-investment-grade securities with little liquidity. Based on these factors, it was difficult to independently verify observable market inputs that were used to generate the external valuations we received. At December 31, 2012, we had one private common equity security with a value of $11.2 million that was priced internally. The same security had a value of $10.2 million at December 31, 2011. At December 31, 2012, we had one private preferred equity security, which was purchased during the third quarter, with a value of $31.9 million that was priced internally. At December 31, 2012, we did not have any securities in our fixed-maturity portfolio that were priced internally. At December 31, 2011, we had two fixed-maturity securities with an aggregate value of $0.5 million that were priced internally. Despite the lack of sufficient observable market information, we believe the valuations received in conjunction with our procedures for evaluating third-party prices support the fair values as reported in the financial statements.

We review the prices from our external sources for reasonableness using internally developed assumptions to derive prices for the securities, which are then compared to the price we received. Based on our review, all the prices received from external sources remain unadjusted.

The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2012 and 2011:

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2011	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)	Fair Value at Dec. 31, 2012
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$62.3	$(17.3)	$0	$0	$0	$.5	$0	$45.5
Commercial mortgage-backed	21.3	(3.7)	0	0	0	7.7	0	25.3
Other asset-backed	2.6	(2.6)	0	0	0	0	0	0

Total asset-backed securities	86.2	(23.6)	0	0	0	8.2	0	70.8
Corporate debt securities	0	0	0	0	0	0	0	0

Total fixed maturities	86.2	(23.6)	0	0	0	8.2	0	70.8

Equity securities:
Nonredeemable preferred stocks:
Financials[1]	0	0	28.5	0	0	3.4	0	31.9
Common equities:
Other risk investments	11.5	(.2)	0	0	0	.7	0	12.0

Total Level 3 securities	$97.7	$(23.8)	$28.5	$0	$0	$12.3	$0	$114.7

[1]	The $3.4 million represents net holding period gains on a hybrid security which is reflected in net realized gains (losses) on securities in the comprehensive income statement.

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2010	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)[1]	Fair Value at Dec. 31, 2011
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$96.7	$(19.5)	$0	$0	$0	$.5	$(15.4)	$62.3
Commercial mortgage-backed	27.5	(.3)	0	0	0	(5.9)	0	21.3
Other asset-backed	5.0	(2.6)	0	0	0	.2	0	2.6

Total asset-backed securities	129.2	(22.4)	0	0	0	(5.2)	(15.4)	86.2
Corporate debt securities	29.5	0	0	(27.9)	(.6)	(1.0)	0	0

Total fixed maturities	158.7	(22.4)	0	(27.9)	(.6)	(6.2)	(15.4)	86.2

Equity securities:
Nonredeemable preferred stocks:
Financials	0	0	0	0	0	0	0	0
Common equities:
Other risk investments	11.8	0	0	0	0	(.3)	0	11.5

Total Level 3 securities	$170.5	$(22.4)	$0	$(27.9)	$(.6)	$(6.5)	$(15.4)	$97.7

[1]	The $(15.4) million was transferred out of Level 3 into Level 2 due to the availability of vendor pricing on a residential mortgage-backed security.

App.-A-22

The following table provides a summary of the quantitative information about Level 3 fair value measurements for our applicable securities at December 31, 2012:

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2012	Valuation Technique	Unobservable Input		Unobservable Input Assumption
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$.2	External vendor	Prepayment rate	[1]	16
Commercial mortgage-backed	25.3	External vendor	Prepayment rate	[2]	0

Total fixed maturities	25.5

Equity securities:
Nonredeemable preferred stocks:
Financials	31.9	Multiple of tangible net book value	Price to book ratio multiple		1.9
Common equities:
Other risk investments	11.2	Discounted consolidated equity	Discount for lack of marketability		20%

Subtotal Level 3 securities	68.6

Third-party pricing exemption securities[3]	46.1

Total Level 3 securities	$114.7

[1]	Assumes that one security has 16% of the principal amount of the underlying loans that will be paid off prematurely in each year.
[2]	Assumes that three securities have 0% of the principal amount of the underlying loans that will be paid off prematurely in each year.
[3]	The fair values for these securities were obtained from non-binding external sources where unobservable inputs are not reasonably available to us.

Due to the relative size of the securities’ fair values compared to the total portfolio’s fair value, any changes in pricing methodology would not have a significant change in valuation that would materially impact net and comprehensive income. During the years ended December 31, 2012 and 2011, there were no material assets or liabilities measured at fair value on a nonrecurring basis.

4.  DEBT

Debt at December 31 consisted of:

	2012		2011
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
6.375% Senior Notes due 2012 (issued: $350.0, December 2001)	$0	$0	$350.0	$350.5
7% Notes due 2013 (issued: $150.0, October 1993)	149.9	157.1	149.7	162.4
3.75% Senior Notes due 2021 (issued: $500.0, August 2011)	497.3	549.1	497.0	525.3
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	295.2	385.0	295.0	364.4
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	394.5	513.5	394.4	492.4
6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067
(issued: $1,000.0, June 2007; outstanding: $731.2 and $762.1)	726.2	789.7	756.0	769.7

Total	$2,063.1	$2,394.4	$2,442.1	$2,664.7

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

App.-A-23

In September 2011, we entered into an agreement with The Bank of New York Mellon Trust Company, N.A., as trustee, modifying the terms of the 6.70% Debentures. Pursuant to that agreement, among other changes, we surrendered our right to temporarily defer the payment of interest on the 6.70% Debentures and terminated a related obligation to reserve 250 million of our unissued common shares as a source of potential funding to pay any such deferred interest. The changes were effective immediately upon execution of the agreement. Prior to September 2011, and subject to certain conditions, we had the right to defer the payment of interest on our 6.70% Debentures for one or more periods not exceeding ten consecutive years each.

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

In January 2012, we retired the entire $350 million of our 6.375% Senior Notes at maturity. The 7% Notes are noncallable. The 3.75% Senior Notes, the 6 5/8% Senior Notes, and the 6.25% Senior Notes (collectively, “Senior Notes”) may be redeemed in whole or in part at any time, at our option, subject to a “make-whole” provision. The 6.70% Debentures may be redeemed, in whole or in part, at any time: (a) prior to June 15, 2017, at a redemption price equal to the greater of (i) 100% of the principal amount of the 6.70% Debentures being redeemed, or (ii) a “make-whole” amount, in each case plus any accrued and unpaid interest; or (b) on or after June 15, 2017, at a redemption price equal to 100% of the principal amount of the 6.70% Debentures being redeemed, plus any accrued and unpaid interest.

During 2012 and 2011, we repurchased, in the open market, $30.9 million and $15.0 million, respectively, in aggregate principal amount of our 6.70% Debentures. Since the amount paid exceeded the carrying value of the debt we repurchased, we recognized losses on these extinguishments of $1.8 million and $0.1 million for 2012 and 2011, respectively.

Prior to issuance of the Senior Notes and 6.70% Debentures, we entered into forecasted debt issuance hedges against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed and we recognized unrealized gains (losses) as part of accumulated other comprehensive income. The original unrealized gain (loss) at the time of each debt issuance and the unamortized balance at December 31, 2012, on a pretax basis, of these hedges, were as follows:

(millions)	Unrealized Gain (Loss) at Debt Issuance	Unamortized Balance at December 31, 2012
6.375% Senior Notes	$18.4	$0
3.75% Senior Notes	(5.1)	(4.5)
6 5/8% Senior Notes	(4.2)	(3.4)
6.25% Senior Notes	5.1	4.3
6.70% Debentures	34.4	13.0

The gains (losses) on these hedges are deferred and are being amortized as adjustments to interest expense over the life of the related Senior Notes, and over the 10-year fixed interest rate term for the 6.70% Debentures. In addition to this amortization, during 2012 and 2011, we reclassified $0.6 million and $0.3 million, respectively, on a pretax basis, from accumulated other comprehensive income on the balance sheet to net realized gains on securities on the comprehensive income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the portion of the 6.70% Debentures repurchased during the periods.

During 2012 and 2011, we had the ability to borrow up to $125 million under 364-Day Secured Liquidity Credit Facility Agreements (“Credit Facility Agreement”) with PNC Bank, National Association. The Credit Facility Agreement expired on December 31, 2012. The purpose of the credit facility was to provide liquidity in the event of disruptions in our cash management operations, such as disruptions in the financial markets or related facilities that could have affected our ability to transfer or receive funds. We paid facility fees of $0 and $25,000 in 2012 and 2011, respectively, as consideration for this revolving agreement. We had no borrowings under this arrangement in 2012 or 2011.

App.-A-24

Aggregate principal payments on debt outstanding at December 31, 2012, is as follows:

(millions) Year	Payments
2013	$150.0
2014	0
2015	0
2016	0
2017	0
Thereafter	1,931.2

Total	$2,081.2

Our next scheduled debt maturity is $150 million of our 7% Notes due October 2013.

5.  INCOME TAXES

The components of our income tax provision were as follows:

(millions)	2012	2011	2010
Current tax provision	$424.8	$440.2	$433.9
Deferred tax expense (benefit)	(9.4)	31.3	63.0

Total income tax provision	$415.4	$471.5	$496.9

The provision for income taxes in the accompanying consolidated statements of comprehensive income differed from the statutory rate as follows:

($ in millions)	2012		2011		2010
Income before income taxes	$1,317.7		$1,487.0		$1,565.2

Tax at statutory rate	$461.2	35%	$520.5	35%	$547.8	35%
Tax effect of:
Exempt interest income	(14.7)	(1)	(17.5)	(1)	(19.4)	(1)
Dividends received deduction	(18.2)	(1)	(18.2)	(1)	(17.2)	(1)
Tax credits	0	0	(9.1)	(1)	0	0
Tax-deductible dividends	(11.9)	(1)	(3.8)	0	(13.0)	(1)
Other items, net	(1.0)	0	(.4)	0	(1.3)	0

Total income tax provision	$415.4	32%	$471.5	32%	$496.9	32%

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2012 and 2011, the components of the net deferred tax asset were as follows:

(millions)	2012	2011
Deferred tax assets:
Unearned premiums reserve	$344.3	$319.1
Investment basis differences	208.3	246.1
Non-deductible accruals	191.6	172.1
Loss and loss adjustment expense reserves	107.3	113.6
Other	3.9	5.2
Deferred tax liabilities:
Net unrealized gains on securities	(464.5)	(367.7)
Hedges on forecasted transactions	(3.3)	(4.3)
Deferred acquisition costs	(152.1)	(151.8)
Property and equipment	(103.6)	(109.9)
Prepaid expenses	(12.2)	(16.1)
Deferred gain on extinguishment of debt	(5.8)	(5.8)
Other	(4.5)	(4.5)

Net deferred tax asset	$109.4	$196.0

App.-A-25

Although realization of the deferred tax asset is not assured, management believes that it is more likely than not that the deferred tax asset will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2012.

At December 31, 2012, we had $17.9 million of net taxes currently payable (included in other liabilities on the balance sheet), compared to net taxes recoverable of $12.0 million at December 31, 2011 (included in other assets on the balance sheet).

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

All federal income tax years prior to 2007 are closed. The IRS exams for 2007-2011 have been completed. We consider 2007 through 2009 to be effectively settled, as we have reached settlement at IRS Appeals for all disputed issues for these years. We agreed to extend the statute of limitations for the 2007 and 2008 tax years to June 30, 2013, at the request of IRS Appeals for administrative purposes.

We have two issues in dispute for the 2010 tax year. The first issue relates to partial worthlessness deductions on certain debt instruments. An Industry Director Directive (IDD) was issued in 2012 addressing this issue for open tax years. The deductions we claimed on our tax returns generally follow the guidance in the IDD; therefore, we do not expect any material adjustments. The second unresolved issue relates to our 2010 Tender Offer for the repurchase of a portion of our 6.70% Debentures and the appropriate timing of when to recognize the tax on the gain that we recorded in net income that related to the previously unrealized gain on forecasted transactions. At December 31, 2012, we were at IRS Appeals for this issue. We expect both issues to be resolved during 2013 and believe that neither will have a material effect on our financial condition, results of operations, or cash flows. We consider 2010 to be effectively settled other than for the two identified issues.

For the 2011 tax year, the audit has been completed and no adjustments were proposed. Therefore, we consider 2011 to also be effectively settled.

We recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. We have not recorded any unrecognized tax benefits, or any related interest and penalties, as of December 31, 2012 and 2011. For the years ended December 31, 2012, 2011, and 2010, no interest expense or benefit has been recorded in the tax provision.

6.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Activity in the loss and loss adjustment expense reserves is summarized as follows:

(millions)	2012	2011	2010
Balance at January 1	$7,245.8	$7,071.0	$6,653.0
Less reinsurance recoverables on unpaid losses	785.7	704.1	529.4

Net balance at January 1	6,460.1	6,366.9	6,123.6

Incurred related to:
Current year	11,926.0	10,876.8	10,451.7
Prior years	22.0	(242.0)	(320.4)

Total incurred	11,948.0	10,634.8	10,131.3

Paid related to:
Current year	7,895.3	7,289.3	6,841.0
Prior years	3,536.5	3,252.3	3,047.0

Total paid	11,431.8	10,541.6	9,888.0

Net balance at December 31	6,976.3	6,460.1	6,366.9
Plus reinsurance recoverables on unpaid losses	862.1	785.7	704.1

Balance at December 31	$7,838.4	$7,245.8	$7,071.0

App.-A-26

We experienced minimal unfavorable reserve development of $22.0 million in 2012, compared to favorable development of $242.0 million and $320.4 million in 2011 and 2010, respectively, which is reflected as “Incurred related to prior years” in the table above.

2012

•

The unfavorable prior year reserve development was primarily attributable to accident year 2011 and to a lesser extent accident year 2010. The aggregate reserve development for accident years 2009 and prior was favorable. Despite overall unfavorable reserve development, we did experience favorable reserve adjustments, primarily in our loss adjustment expenses and our personal auto bodily injury reserves for accident years 2009 and 2008.

•	Slightly more than half of the total unfavorable reserve development was attributable to our Commercial Auto business, with the remainder in our personal auto business.
•

Our personal auto product’s development was primarily attributable to unfavorable development in our Florida personal injury protection coverage and an increase in our estimate of bodily injury severity for accident year 2011.

•	Unfavorable development in our Commercial Auto business reflects higher than anticipated frequency and severity costs on late emerging claims and higher settlements on large losses.

2011

•	About half of the favorable reserve development was attributable to accident years 2008 and prior, while the balance was primarily due to claims from accident year 2010.
•

Approximately 70% of the favorable reserve development was attributable to our Personal Lines business, with our Agency and Direct channels contributing 25% and 75%, respectively; the balance was primarily in our Commercial Auto business.

•

The 2011 favorable development was driven primarily by the same factors we experienced in 2010, including favorable settlement of larger losses and lower defense and cost containment costs, but was partially offset by unfavorable development on our total IBNR reserves, reflecting a greater than anticipated increase in the number of late emerging claims compared to 2010.

2010

•	Approximately 70% of the favorable reserve development was attributable to accident year 2009, while the balance was mostly due to claims from accident years 2007 and 2006.
•

About 70% of the favorable reserve development was in our Personal Lines business, with our Agency and Direct channels contributing almost equal amounts; the balance was in our Commercial Auto business.

•

The favorable reserve development reflected the settlement of larger losses for amounts less than we originally reserved in our Personal Lines (primarily in our personal auto product) and Commercial Auto businesses. We also experienced lower than expected defense and cost containment costs, reflecting a combination of fewer claims being litigated, as well as the fact that a greater percentage of these cases are now being handled by our in-house counsel, which is a cost-effective alternative to using external law firms. In addition, our IBNR reserves developed favorably due to lower severity and frequency of late emerging claims.

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

App.-A-27

7.  REINSURANCE

The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

	2012		2011		2010
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$16,558.8	$16,207.6	$15,333.1	$15,107.5	$14,700.0	$14,519.2
Ceded	(186.1)	(189.6)	(186.5)	(204.7)	(223.2)	(204.4)

Net premiums	$16,372.7	$16,018.0	$15,146.6	$14,902.8	$14,476.8	$14,314.8

Our ceded premiums consist of “State Plans” and “Non-State Plans.” State Plans include: (i) amounts ceded to state-provided reinsurance facilities, including the Michigan Catastrophic Claims Association (“MCCA”) and the North Carolina Reinsurance Facility (“NCRF”), and (ii) state-mandated involuntary Commercial Auto Insurance Procedures/Plans (“CAIP”). Collectively, the State Plans accounted for 98%, 94%, and 82% of our ceded premiums for the years ended December 31, 2012, 2011, and 2010, respectively; the MCCA and NCRF together accounted for 80%, 80%, and 70% of the ceded premiums for these same time periods. In 2010, our professional liability business was sold, which comprised a majority of the reinsurance on our Non-State Plans at that time.

Losses and loss adjustment expenses were net of reinsurance ceded of $230.7 million in 2012, $219.7 million in 2011, and $312.7 million in 2010.

Our prepaid reinsurance premiums and reinsurance recoverables were comprised of the following at December 31:

	Prepaid Reinsurance Premiums				Reinsurance Recoverables
	2012		2011		2012		2011
($ in millions)	$	%	$	%	$	%	$	%
MCCA	$25.4	38%	$21.4	31%	$739.2	82%	$650.4	80%
NCRF	19.5	30	19.0	27	50.6	6	51.4	6
CAIP	15.4	23	12.7	18	66.3	7	58.4	7

State Plans	60.3	91	53.1	76	856.1	95	760.2	93
Non-State Plans	6.0	9	16.7	24	44.9	5	57.8	7

Total	$66.3	100%	$69.8	100%	$901.0	100%	$818.0	100%

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

8.  STATUTORY FINANCIAL INFORMATION

Consolidated statutory surplus was $5,605.2 million and $5,269.2 million at December 31, 2012 and 2011, respectively. Statutory net income was $808.3 million, $1,001.7 million, and $1,049.1 million for the years ended December 31, 2012, 2011, and 2010, respectively.

At December 31, 2012, $501.9 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliate that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

During 2012, the insurance subsidiaries paid aggregate cash dividends of $782.2 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $975.5 million in 2013 without prior approval from regulatory authorities, provided the dividend payments are not made within 12 months of previous dividends paid by the applicable subsidiary.

App.-A-28

9.  EMPLOYEE BENEFIT PLANS

Retirement Plans  Progressive has a defined contribution pension plan (“401(k) Plan”) that covers all United States employees who are 18 years of age or older and have been employed with the company for at least 30 days. Under this plan, Progressive matches up to a maximum of 6% of an employee’s eligible compensation contributed to the plan. Employee and company matching contributions are invested, at the direction of the employee, in a number of investment options available under the plan, including various mutual funds, a self-directed brokerage option, and a Progressive common stock fund. As of December 2010, the Progressive common stock fund was converted to an employee stock ownership program (“ESOP”) within the 401(k) Plan. At December 31, 2012, the ESOP held 27.2 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash at the election of the participant and the related tax benefit is recorded as part of our tax provision.

Matching contributions made by the company for the 401(k) Plan were $66.5 million, $64.1 million, and $61.3 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements, and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $22.0 million and $20.8 million at December 31, 2012 and 2011, respectively.

Postretirement Benefits  We provide postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. There are approximately 125 people who are eligible for these postretirement benefits. Our funding policy for these benefits is to contribute annually, to a 501(c)(9) trust, the maximum amount that can be deducted for federal income tax purposes.

Incentive Compensation Plans – Employees  Our incentive compensation includes both non-equity incentive plans (cash) and equity incentive plans. Cash incentive compensation includes a cash bonus program for a limited number of senior executives and our Gainsharing program for other employees; the structures of these programs are similar in nature. Equity incentive compensation plans provide for the granting of restricted stock awards and restricted stock unit awards (collectively, “restricted equity awards”) to key members of management. The amounts charged to income for the incentive compensation plans for the years ended December 31, were:

	2012		2011		2010
(millions)	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Cash	$207.0	$134.6	$196.1	$127.5	$257.3	$167.2
Equity	63.4	41.2	50.5	32.8	45.9	29.8

Our 2003 Incentive Plan, which provides for the granting of equity-based awards to key members of management, has 18.7 million shares currently authorized, net of restricted equity awards cancelled; 2.4 million shares remain available for future awards. In addition, our 2010 Equity Incentive Plan had 18.0 million shares authorized as of December 31, 2012, and 13.2 million shares remain available for future awards.

We have issued restricted equity awards since 2003. In March 2010, we began issuing restricted stock units in lieu of restricted stock as the basis for our equity awards. The restricted equity awards were issued as either time-based or performance-based awards. The time-based awards vest in equal installments upon the lapse of specified periods of time, typically three, four, and five years. All restricted stock unit conversions at vesting are settled in Progressive common shares from existing treasury shares on a one-to-one basis.

The performance-based awards were granted to our Chief Executive Officer as his sole equity award for 2011 and 2012, and to approximately 40 executives and senior managers in addition to their time-based awards (including the CEO for 2010 and prior), to provide additional incentive to achieve pre-established profitability and growth targets. Vesting for all awards is based upon the achievement of predetermined performance goals within specified time periods. The targets for the performance-based awards, as well as the ultimate number of units that may vest, vary by grant. The performance-based awards granted in 2010 and later may vest from 0% to 200% of the award amount, and have a target value of 100%. Performance-based awards made prior to March 2009 would either vest or be forfeited in full (i.e., no partial vesting).

App.-A-29

Generally, time-based and performance-based equity awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant. Performance-based equity awards that contain variable vesting criteria are expensed based on management’s expected vesting percentage. These estimates can change periodically throughout the measurement period. However, the restricted stock awards granted in 2004 that were deferred pursuant to our deferred compensation plan were accounted for as liability awards, since distributions from the deferred compensation plan for these awards will be made in cash; accordingly, we recorded expense on a pro rata basis based on the current market value of our common shares at the end of each reporting period. The remaining liability awards vested during 2012.

A summary of all employee restricted equity award activity during the years ended December 31, follows:

	2012		2011		2010
Restricted Equity Awards	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value
Beginning of year	12,296,847	$16.86	11,681,826	$16.55	10,614,016	$17.04
Add (deduct):
Granted[2]	2,680,229	19.11	2,483,461	20.03	2,841,400	17.50
Vested	(3,188,111)	15.23	(1,571,237)	19.88	(1,337,647)	22.72
Forfeited	(162,984)	17.93	(297,203)	15.41	(435,943)	15.58

End of year[3,4]	11,625,981	$17.80	12,296,847	$16.86	11,681,826	$16.55

Available, end of year[5]	15,624,677		18,141,922		20,328,180

[1]

Includes both restricted stock units and restricted stock. Upon vesting, all units will be converted on a one-for-one basis into Progressive common shares funded from existing treasury shares. All performance-based awards are included at their target amounts.

[2]

In 2010, we began reinvesting dividend equivalents on restricted stock units. For 2012, 2011, and 2010, the number granted includes 440,029, 55,288, and 134,644 units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair value of the original grant.

[3]

At December 31, 2012, the number of shares included 3,393,981 performance-based awards at their target amounts. We expect 4,404,766 performance-based awards to vest, based upon our current estimate of the achievement of pre-determined performance goals.

[4]

At December 31, 2012, the total unrecognized compensation cost related to unvested equity awards was $86.3 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into the income statement over the weighted average vesting period of 2.2 years.

[5]

Represents shares available under the 2003 Incentive Plan and the 2010 Incentive Plan; the 2003 Incentive Plan expired on January 31, 2013, and the remaining 2,438,119 shares thereunder are no longer available for future issuance, however dividend equivalents will be issued on outstanding awards up to the remaining authorization amount.

The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2012, 2011, and 2010, was $57.7 million, $31.3 million, and $24.3 million, respectively, based on the actual stock price on the vesting date. In 2012, we also had 246,200 deferred liability awards vest with no intrinsic value since, as previously discussed, these awards were expensed based on the current market value at the end of each reporting period.

App.-A-30

The following table is a summary of all employee stock option activity during the years ended December 31, 2011 and 2010. All non-qualified stock options vested on or before January 1, 2007 and expired on December 31, 2011. All options granted had an exercise price equal to the market value of the common shares on the date of grant.

	2011		2010
Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	1,916,416	$11.31	5,102,888	$9.31
Add:
Antidilution adjustment[1]	NA	NA	97,387	NA
Deduct:
Exercised	(1,913,552)	11.31	(3,283,859)	7.87
Forfeited	(2,864)	11.28	0	0

End of year	0	$0	1,916,416	$11.31

Exercisable, end of year	0	$0	1,916,416	$11.31

NA = Not Applicable

[1]

During the fourth quarter 2010, we declared a $1.00 per common share special cash dividend to shareholders of record at the close of business on December 20, 2010. Since the holders of the outstanding stock option awards were not entitled to receive the cash dividend, we were required to increase the number of shares and reduce the exercise price of any of our then outstanding stock option awards in accordance with the antidilution provisions of our incentive plans.

The total pretax intrinsic value of options exercised during the years ended December 31, 2011 and 2010, were $15.2 million and $40.8 million, respectively, based on the actual stock price at the time of exercise.

Incentive Compensation Plans – Directors  Our 2003 Directors Equity Incentive Plan, which provides for the granting of equity-based awards, including restricted stock awards, to non-employee directors of Progressive, had 1.4 million shares authorized as of December 31, 2012, net of restricted stock awards cancelled; 0.6 million shares remain available for future restricted stock grants.

We grant restricted stock awards to our non-employee directors as their sole compensation for serving as members of the Board of Directors. We do not plan to change to restricted stock units as we have with our employees. The restricted stock awards are issued as time-based awards. The vesting period (i.e., requisite service period) must be a minimum of six months and one day. The time-based awards granted to date have typically included vesting periods of 11 months from the date of each grant. To the extent a director is newly appointed during the year, or his or her committee assignments change, the vesting period may be shorter but always greater than six months and one day per the plan’s specifications. The restricted stock awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.

App.-A-31

A summary of all directors’ restricted stock activity during the years ended December 31, follows:

	2012		2011		2010
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	94,106	$21.80	109,545	$20.86	118,984	$15.79
Add (deduct):
Granted	92,957	21.41	94,106	21.80	112,670	20.75
Vested	(94,106)	21.80	(109,545)	20.86	(122,109)	15.82

End of year	92,957	$21.41	94,106	$21.80	109,545	$20.86

Available, end of year[1]	570,138		663,095		757,201

[1]	Represents shares available under the 2003 Directors Equity Incentive Plan.

Prior to 2003, we granted nonqualified stock options as the equity component of the directors’ compensation. These options became exercisable at various dates not earlier than six months, and remain exercisable for up to ten years from the date of grant. All options granted had an exercise price equal to the market value of the common shares on the date of grant and, under the then applicable accounting guidance, no compensation expense was recorded. All option exercises were settled in Progressive common shares from existing treasury shares.

A summary of all stock option activity for both current and former directors during the years ended December 31, follows:

	2012		2011		2010
Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	36,237	$12.51	120,125	$10.34	312,545	$8.46
Add:
Antidilution adjustment[1]	NA	NA	NA	NA	5,787	NA
Deduct:
Exercised	(36,237)	12.51	(83,888)	9.41	(198,207)	7.07

End of year	0	$0	36,237	$12.51	120,125	$10.34

Exercisable, end of year[2]	0	$0	36,237	$12.51	120,125	$10.34

NA = Not Applicable

[1]

During the fourth quarter 2010, we declared a $1.00 per common share special cash dividend to shareholders of record at the close of business on December 20, 2010. Since the holders of the outstanding stock option awards were not entitled to receive the cash dividend, we were required to increase the number of shares and reduce the exercise price of any of our then outstanding stock option awards in accordance with the antidilution provisions of our incentive plans.

[2]	The 1998 Directors’ Stock Option Plan has expired.

The total pretax intrinsic value of options exercised, and the fair value of the restricted stock vested, during the years ended December 31, 2012, 2011, and 2010, was $2.5 million, $3.3 million, and $5.1 million, respectively, based on the actual stock price at time of exercise/vesting.

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

For all equity awards granted in or after March 2005, and deferred pursuant to the Deferral Plan, the deferred amounts are deemed invested in common shares and are ineligible for transfer to other investment funds in the Deferral Plan; distributions of these deferred awards will be made in common shares. For all restricted stock awards granted prior to that date, the deferred amounts are eligible to be transferred to any of the investment funds in the Deferral Plan; distributions of these deferred awards will be made in cash.

App.-A-32

We reserved 11.1 million common shares for issuance under the Deferral Plan. An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan.

The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2012	2011
Progressive common shares[1]	$53.3	$35.2
Other investment funds	73.4	66.2

Total	$126.7	$101.4

[1]	Includes 1.3 million and 0.7 million common shares as of December 31, 2012 and 2011, respectively, to be distributed in common shares.

10.  SEGMENT INFORMATION

We write personal auto and other specialty property-casualty insurance and provide related services throughout the United States. Our Personal Lines segment writes insurance for personal autos and recreational vehicles. The Personal Lines segment is comprised of both the Agency and Direct businesses. The Agency business includes business written by our network of more than 35,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (other insurance companies, financial institutions, and national agencies). The Direct business includes business written directly by us online, by phone, or on a mobile device.

Our Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses in the business auto, for-hire transportation, contractor, for-hire specialty, and tow markets. This segment is distributed through both the independent agency and direct channels.

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

We evaluate profitability based on pretax underwriting profit (loss) for the Personal Lines and Commercial Auto segments and for the other indemnity businesses. Pretax underwriting profit (loss) is calculated as net premiums earned plus fees and other revenues less each of: (i) losses and loss adjustment expenses; (ii) policy acquisition costs; and (iii) other underwriting expenses. Service business pretax profit (loss) is the difference between service business revenues and service business expenses.

Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We do not allocate assets or income taxes to operating segments. In addition, we do not separately identify depreciation and amortization expense by segment, and such allocation would be impractical. Companywide depreciation expense was $94.4 million in 2012, $88.5 million in 2011, and $83.1 million in 2010. The accounting policies of the operating segments are the same as those described in Note 1—Reporting and Accounting Policies.

App.-A-33

Following are the operating results for the years ended December 31:

	2012		2011		2010
(millions)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)
Personal Lines
Agency	$8,103.9	$338.9	$7,627.4	$564.9	$7,419.7	$601.0
Direct	6,264.2	289.5	5,803.7	354.4	5,407.2	291.1

Total Personal Lines[1]	14,368.1	628.4	13,431.1	919.3	12,826.9	892.1
Commercial Auto	1,649.0	86.3	1,467.1	133.5	1,474.2	185.0
Other indemnity	.9	(5.8)	4.6	(5.5)	13.7	6.4

Total underwriting operations	16,018.0	708.9	14,902.8	1,047.3	14,314.8	1,083.5
Fees and other revenues[2]	281.8	NA	266.5	NA	252.2	NA
Service businesses	36.1	0	22.8	3.4	25.9	4.5
Investments[3]	749.8	734.4	582.6	569.1	616.2	604.3
Gains (losses) on extinguishment of debt	(1.8)	(1.8)	(.1)	(.1)	6.4	6.4
Interest expense	NA	(123.8)	NA	(132.7)	NA	(133.5)

Consolidated total	$17,083.9	$1,317.7	$15,774.6	$1,487.0	$15,215.5	$1,565.2

[1]

Personal auto insurance accounted for 91% of the total Personal Lines segment net premiums earned in both 2012 and 2011, and 90% in 2010; insurance for our special lines products (e.g., motorcycles, ATVs, RVs, mobile homes, watercraft, and snowmobiles) accounted for the balance of the Personal Lines net premiums earned.

[2]	Pretax profit (loss) for fees and other revenues are allocated to operating segments.

[3]	Revenues represent recurring investment income and total net realized gains (losses) on securities; pretax profit is net of investment expenses.

NA	= Not Applicable

Progressive’s management uses underwriting margin and combined ratio as primary measures of underwriting profitability. Underwriting profitability is calculated by subtracting losses and loss adjustment expenses, policy acquisition costs, and other underwriting expenses from the total of net premiums earned and fees and other revenues. The underwriting margin is the pretax underwriting profit (loss) expressed as a percentage of net premiums earned (i.e., revenues from underwriting operations). Combined ratio is the complement of the underwriting margin. Following are the underwriting margins/combined ratios for our underwriting operations for the years ended December 31:

	2012		2011		2010
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines
Agency	4.2%	95.8	7.4%	92.6	8.1%	91.9
Direct	4.6	95.4	6.1	93.9	5.4	94.6
Total Personal Lines	4.4	95.6	6.8	93.2	7.0	93.0
Commercial Auto	5.2	94.8	9.1	90.9	12.5	87.5
Other indemnity[1]	NM	NM	NM	NM	NM	NM
Total underwriting operations	4.4	95.6	7.0	93.0	7.6	92.4

[1]	Underwriting margins/combined ratios are not meaningful (NM) for our other indemnity businesses due to the low level of premiums earned by, and the variability of loss costs in, such businesses.

App.-A-34

11.  OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) for the years ended December 31, were as follows:

	2012			2011			2010
(millions)	Pretax	Tax (Provision) Benefit	After Tax	Pretax	Tax (Provision) Benefit	After Tax	Pretax	Tax (Provision) Benefit	After Tax
Net unrealized gains (losses) on securities:
Arising during period:
Fixed maturities	$165.0	$(57.7)	$107.3	$132.9	$(46.5)	$86.4	$302.9	$(106.0)	$196.9
Equity securities	323.0	(113.1)	209.9	(57.5)	20.1	(37.4)	241.7	(84.6)	157.1
Net non-credit related OTTI losses, adjusted for valuation changes	7.9	(2.8)	5.1	(5.5)	1.9	(3.6)	21.4	(7.5)	13.9
Reclassification adjustment for (gains) losses realized in net income:
Fixed maturities	(75.9)	26.6	(49.3)	(47.4)	16.6	(30.8)	46.3	(16.2)	30.1
Equity securities	(143.2)	50.1	(93.1)	(152.5)	53.4	(99.1)	(93.7)	32.8	(60.9)

Change in net unrealized gains (losses) on securities	276.8	(96.9)	179.9	(130.0)	45.5	(84.5)	518.6	(181.5)	337.1
Net unrealized gains (losses) on forecasted transactions:[1]
Arising during period	0	0	0	(5.1)	1.8	(3.3)	0	0	0
Reclassification adjustment for amounts realized in net income[2]	(2.8)	1.0	(1.8)	(5.3)	1.8	(3.5)	(10.6)	3.7	(6.9)

Change in net unrealized gains on forecasted transactions	(2.8)	1.0	(1.8)	(10.4)	3.6	(6.8)	(10.6)	3.7	(6.9)
Foreign currency translation adjustment	.6	(.2)	.4	.2	(.1)	.1	1.2	(.9)	.3

Other comprehensive income (loss)	$274.6	$(96.1)	$178.5	$(140.2)	$49.0	$(91.2)	$509.2	$(178.7)	$330.5

[1]	Entered into for the purpose of managing interest rate risk associated with our debt issuances.

[2]

We expect to reclassify $2.2 million (pretax) into income during the next 12 months. During 2012, 2011, and 2010, we reclassified $0.6 million, $0.3 million, and $5.8 million, respectively, on a pretax basis, from accumulated other comprehensive income on the balance sheet to net realized gains on securities on the comprehensive income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the portion of the 6.70% Debentures repurchased during the periods (see Note 4 – Debt for further discussion).

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

We establish accruals for lawsuits when it is probable that a loss has been incurred and we can reasonably estimate its potential exposure, which may include a range of loss (referred to as a loss that is both “probable and estimable” in the discussion below). As to lawsuits in which the loss is not considered both probable and estimable, we have not established a liability at this time. It is generally not possible to determine the exposure associated with our lawsuits for a number of reasons, including, without limitation, one or more of the following: liability appears to be remote; putative class action lawsuits generally pose immaterial exposure until a class is actually certified, which, historically, has not been granted by the courts in the vast majority of our cases in which certification has been sought; class definitions are often indefinite and preclude detailed exposure analysis; and complaints rarely state an amount sought as relief, and when such amount is stated, it is often a function of pleading requirements and may be unrelated to the potential exposure.

App.-A-35

The following is a discussion of potentially significant pending cases at December 31, 2012, and certain cases resolved during the three-year period then ended.

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

Pending cases at December 31, 2012, include:

•	One certified class action lawsuit seeking interest on personal injury protection (PIP) payments that allegedly were late.
•

One putative class action lawsuit alleging Progressive did not reimburse any of its insureds who incurred legal fees to recover money from another Progressive insured. We determined that it is probable that a loss has been incurred on this lawsuit; however, due to its complexity, we were unable to estimate a range of loss.

•

One putative class action alleging that Progressive’s denial of claims under collision coverage is improper by its interpretation of the duplicate recovery provision when the insured has not recovered all losses from another insurer, such as attorney fees.

•

One putative class action alleging that Progressive’s website did not adequately disclose sufficient information concerning the PIP deductibles when customers indicated they are covered by private health insurance.

•	Two putative class action lawsuits challenging the labor rates our insurance subsidiaries pay to auto body repair shops.
•	One patent matter alleging Progressive infringes on patented marketing technology.
•	One putative class action alleging Progressive steers customers to service centers and network shops to have their vehicle repair.
•	Five putative class action lawsuits challenging Progressive’s insurance subsidiaries’ practice in Florida of adjusting PIP and first-party medical payments.
•

One putative class action alleging Progressive tethers customers to their policies by enforcing a minimum term and charging a purportedly undisclosed but apparently fixed cancellation fee and “other” fees if policies are terminated prior to the expiration of the contract period.

•	One putative class action lawsuit that challenges our insurance subsidiaries’ adjustment of bodily injury claims where the plaintiff alleges Progressive undervalued submitted medical bills.
•

One putative class action lawsuit challenging our policy form with regard to rejecting uninsured motorist coverage. We determined that it is probable that a loss has been incurred on this lawsuit; however, due to its complexity, we were unable to estimate a range of loss.

•	One putative class action lawsuit challenging our insureds’ rejection of medpay coverage.
•	One putative class action lawsuit challenging the manner in which Progressive grants a discount for anti-theft devices.
•	Two putative class action lawsuits alleging that Progressive charged insureds for illusory uninsured motorist/underinsured motorist coverage.
•	One putative class action lawsuit alleging that Progressive failed to have insureds reject, in writing, uninsured motorist coverage with limits equal to the limits of liability coverage.
•	One putative class action lawsuit alleging that Progressive improperly applies a preferred provider discount to medical payment claims.
•	One putative class action lawsuit alleging that Progressive undervalues total loss claims through the use of certain valuation tools.
•	One putative class action lawsuit challenging the manner in which Progressive charges premium and assesses total loss claims for commercial vehicle stated amount policies.

App.-A-36

For cases that have settled, but for which settlement is not complete, an accrual has been established at our best estimate of the exposure. Settlements that are complete are fully reflected in our financial statements. The amounts accrued or paid for these settlements were not material to our consolidated financial condition, cash flows, or results of operations.

Cases settled during 2012, include:

•

One putative class action lawsuit that challenged Progressive’s use of certain automated database vendors or software to assist in the adjustment of bodily injury claims where the plaintiffs allege that these databases or software systematically undervalue the claims; an accrual has been established.

Cases settled during 2011, include:

•	One putative class action lawsuit that challenged the labor rates our insurance subsidiaries pay to auto body repair shops; the case was settled and paid on an individual basis in 2011.
•

One class action lawsuit certified for settlement that alleged Progressive charged insureds for illusory uninsured motorist/underinsured motorist coverage on multiple vehicle policies; an accrual was established and the majority of this settlement was paid in 2012.

Cases settled during 2010, include:

•

One putative class action lawsuit challenging our notice of cancellation form for nonpayment of premium and subsequent denial of automobile coverage; an accrual was established and final payments were made in 2012.

13.  COMMITMENTS AND CONTINGENCIES

We have certain noncancelable operating lease commitments with lease terms greater than one year for property and computer equipment. The minimum commitments under these agreements at December 31, 2012, were as follows:

(millions)	Commitments
2013	$47.1
2014	38.8
2015	29.6
2016	18.2
2017	8.3
Thereafter	9.5

Total	$151.5

Some of the leases have options to renew at the end of the lease periods. The expense we incurred for the leases disclosed above, as well as other operating leases that may be cancelable or have terms less than one year, was:

(millions)	Expense
2012	$71.9
2011	80.8
2010	96.7

We also have certain noncancelable purchase obligations. The minimum commitment under these agreements at December 31, 2012, was $246.7 million.

As of December 31, 2012, we had no open investment funding commitments; we had no uncollateralized lines or letters of credit as of December 31, 2012 or 2011.

App.-A-37

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Progressive Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
February 26, 2013

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

During the fourth quarter 2012, there were no changes in our internal control over financial reporting identified in the internal control review process that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2012; such report appears herein.

CEO and CFO Certifications

Glenn M. Renwick, President and Chief Executive Officer of The Progressive Corporation, and Brian C. Domeck, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2012 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mr. Renwick and Mr. Domeck have each certified that, to the best of his knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Section 302 and 906 certifications, respectively.

App.-A-39

The Progressive Corporation and Subsidiaries

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion and analysis of our consolidated financial condition and results of operations.

I.  OVERVIEW

The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Group of Insurance Companies, together with our holding company and non-insurance subsidiaries and investment affiliate, comprise what we refer to as Progressive. Progressive has been offering insurance to consumers since 1937 and is estimated to be the country’s fourth largest private passenger auto insurer based on net premiums written during 2012. Our insurance companies offer personal and commercial automobile insurance and other specialty property-casualty insurance and related services throughout the United States, as well as personal auto insurance on an Internet-only basis in Australia. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through more than 35,000 independent insurance agencies and directly to consumers online, on a mobile device, and over the phone. Our Commercial Auto segment offers insurance for cars and trucks owned by small businesses through both the independent agency and direct channels; this business is estimated to be ranked second in the commercial auto industry for 2012. Our underwriting operations, combined with our service and investment operations, make up the consolidated group.

The Progressive Corporation receives cash through subsidiary dividends, security sales, borrowings, and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), to repurchase its common shares and debt, and for other business purposes that might arise. The holding company’s funds are generally held in a non-insurance subsidiary, which at year-end 2012, had $1.4 billion of marketable securities available for use by the holding company. In 2012, The Progressive Corporation received $0.7 billion from its subsidiaries, net of capital contributions.

With our strong capital position and consistent with our long-standing policy of returning underleveraged capital to our investors, we took several actions during 2012, returning nearly $1.0 billion to our shareholders and investors via the following:

•	declaring a special dividend of $1.00 per common share, which returned $604.7 million of capital to our shareholders
•	declaring our annual variable dividend of $.2845 per common share, or about $172.0 million, which was based on 2012 underwriting results, a target factor of 33 1/3%, and our Gainshare factor of 1.12
•	repurchasing 8.6 million of our common shares at a total cost of $174.2 million, and
•	repurchasing, in the open market, $30.9 million principal amount of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067.

We ended 2012 with $8.1 billion of total capital (debt and equity), $0.1 billion less than at the start of the year, inclusive of the actions discussed above. We continue to manage our investing and financing activities in order to maintain sufficient capital to support all the insurance we can profitably write and service, while returning underleveraged capital to shareholders.

During 2012, we hit a milestone by generating over $16 billion of both net premiums written and earned. The written premium growth of $1.2 billion was the highest annual growth achieved since 2004 and the 4th highest in Progressive’s history. Our growth this year was driven by increases in both rates and volume. In response to rising claims costs, we took rate increases during 2012, primarily in the second and third quarters, in personal auto and throughout the year in Commercial Auto. In addition, we added approximately 460,000 policies during the year, bringing our total policies in force to nearly 13.3 million by year end. The national rollout of Snapshot®, our usage-based insurance product, along with other product initiatives discussed below, helped contribute to this increase in policy counts. Although new policies are necessary to maintain a growing book of business, we continue to recognize the importance of retaining our current customers as a critical component of our ongoing growth. During the year, policy life expectancy, our measure for retention, was relatively flat for both personal and Commercial Auto.

App.-A-40

Despite strong top line growth and higher realized gains recognized during the year, our net income was down 11% year-over-year, reflecting both lower underwriting profit and recurring investment income. Rising claims costs, including about $100 million of losses from Superstorm Sandy, the late season catastrophe, contributed to the decrease in underwriting profitability. A lower pretax investment book yield drove our recurring income down for the year, despite an increase in our invested assets year-over-year. However, our portfolio generated a 6.8% fully taxable equivalent total return, which was the driver of our 17% increase in comprehensive income for 2012.

A. Operations

In 2012, our insurance subsidiaries generated underwriting profitability of 4.4%, which was consistent with our targeted profitability objective of at least 4%. In our Personal Lines business, 36 states plus the District of Columbia met or exceeded their profitability target; only four states generated an underwriting loss for 2012. In our Commercial Auto business, 41 states generated an underwriting profit during the year.

During the year, we realized $22.0 million, or 0.1 combined ratio points, of unfavorable prior accident year reserve development, compared to 1.6 points of favorable development last year. Slightly more than half of the 2012 unfavorable development was in our Commercial Auto business, with the remainder in our personal auto business. We also recognized about 1.7 points of catastrophe losses, reflecting Superstorm Sandy and an active spring storm season. For the year, our overall incurred severity increased about 5% and frequency was relatively flat compared to the prior year. In response to the rising severity trends, we increased rates in our personal auto business about 6% during 2012.

On a year-over-year basis, net premiums written and earned increased 8% and 7%, respectively. Changes in net premiums written are a function of new business applications (i.e., issued policies), premium per policy, and retention.

During 2012, total new auto applications decreased 1% on a year-over-year basis. Increases during the first half of the year turned negative as we started raising rates. In terms of new applications, our Agency auto business was relatively flat year over year, while Direct auto ended the year down 2%. On a state-by-state basis, we experienced year-over-year growth in 21 states and the District of Columbia in our Agency auto business and in 19 states in our Direct auto business. Our special lines products (e.g., motorcycles, ATVs, RVs, mobile homes, watercraft, and snowmobiles) generated an increase in new applications of about 1%, while new applications in our Commercial Auto business increased about 3% for the year.

In addition to our efforts to further penetrate customer households through cross-selling products, we remain focused on several other programs/initiatives we have that are designed to help stimulate growth and provide consumers with distinctive insurance options. These programs include:

•	Snapshot, our usage-based insurance product – during the year, the annual premium of customers choosing Snapshot crossed $1 billion
•	Name Your Price® – a tool that allows consumers to name or select the price they would like to pay for auto insurance and match it to a range of available coverage combinations
•	New product models in both our Personal Lines and Commercial Auto businesses – these models are designed to improve competitiveness with advanced segmentation and product features, and
•	Additional functionality in the mobile device space – our mobile functionality includes:
•	a feature that enables customers in most states to purchase insurance for up to three drivers and three vehicles directly from their mobile devices after receiving a quote
•	the nationwide rollout of a mobile quoting application for our Commercial Auto business and special lines products
•

an application available in certain states with the ability to use the camera in a mobile device to send a photo of a driver’s license and/or insurance card, along with some additional information, to get an instantaneous quote

•	expansion of our agent offerings on tablet computers, including full quote/buy capabilities, and
•	the comparison rate experience.

During 2012, on a year-over-year basis, our written premium per policy for both our Agency and Direct auto businesses increased 3%, primarily reflecting rate increases taken in 2012, while our special lines products remained relatively flat. Commercial Auto experienced a 10% increase in written premium per policy, primarily reflecting rate increases, as well as growth in Florida and a shift to more for-hire transportation business, both of which have higher average premiums per policy.

App.-A-41

Companywide policies in force increased 4% on a year-over-year basis since December 31, 2011. This increase reflects about 452,000 additional Personal Lines policies and about 10,000 additional Commercial Auto policies. The biggest contributor to the Personal Lines growth was our Direct auto business where policies in force grew 4%, or 156,000 policies. In our Agency auto business, policies in force reached another all-time high during the year and ended 2012 with 4.8 million policies, an increase of 142,000 policies, or 3%. Our special lines products increased about 154,000 policies, or 4%.

To further grow policies in force, it is critical that we retain our customers for longer periods, which is why increasing retention continues to be one of our most important priorities and our efforts to increase the number of multi-product households continues to be a key initiative. Policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage, is one measure of customer retention. Total personal auto policy life expectancy decreased 1% on a year-over-year basis, with our Agency auto business unchanged, while our Direct auto business decreased 2%. Our policy life expectancy is similar in both channels. The decrease in retention is primarily due to rate increases. The policy life expectancy for both our Commercial Auto business and our special lines products remained relatively unchanged from the prior year. We realize the importance that retention has on our ability to continue to grow profitably and will maintain our focus on providing customers with other insurance-related products and services they may need over time in our ongoing efforts to increase retention.

B. Investments and Capital Management

The fair value of our investment portfolio was $16.5 billion at December 31, 2012. Our asset allocation strategy is to maintain 0-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities. We define Group I securities to include:

•	common equities
•	nonredeemable preferred stocks
•	redeemable preferred stocks, except for 50% of investment-grade redeemable preferred stocks with cumulative dividends, and
•	all other non-investment-grade fixed-maturity securities.

Group II securities include:

•	short-term securities
•	all other fixed-maturity securities.

We use the credit ratings from models provided by the National Association of Insurance Commissioners (NAIC) for classifying our residential and commercial mortgage-backed securities, excluding interest-only securities, while all other debt securities derive their credit ratings from external vendors in determining whether securities should be classified as Group I or II. At December 31, 2012 and 2011, 21% of our portfolio was allocated to Group I and 79% to Group II securities.

Our investment portfolio produced a fully taxable equivalent (FTE) total return of 6.8% for 2012. Our common stock and fixed-income portfolios contributed to this positive total return with FTE returns of 16.7% and 5.5%, respectively. Significant appreciation of our preferred stock securities materially contributed to the overall fixed-income returns. At December 31, 2012, the fixed-income portfolio had a weighted average credit quality of AA-. We continue to maintain our fixed-income portfolio strategy of investing in high-quality securities.

Our recurring investment income generated a pretax book yield just under 3% for the year. At December 31, 2012, our duration was 1.9 years to limit the potential loss of capital in the event of an increase in interest rates from their present low levels. We remain confident that our preference for shorter duration during times of extremely low interest rates is our best positioning.

At December 31, 2012, we held $21.9 million in Australian Treasury Bills to support our Australian operations; we held no other foreign sovereign debt. We held $628.1 million of U.S. dollar-denominated corporate bonds, preferred stocks (redeemable and nonredeemable), and other asset-backed securities issued by companies that are domiciled, or whose parent companies are domiciled, in European countries. Of these securities, $526.4 million are corporate bonds from U.K. and other European companies primarily in the consumer, industrial, energy, and communications industries; $6.0 million are U.K.-domiciled other asset-backed securities; and $95.7 million are U.K.-domiciled financial institution preferred stocks (redeemable and nonredeemable). Our total direct exposure to Southern European-domiciled companies was $8.4 million at December 31, 2012. In total, our European-domiciled securities represent approximately 4% of our portfolio at December 31, 2012.

App.-A-42

At December 31, 2012, our total capital (debt plus equity) was $8.1 billion, compared to $8.2 billion at December 31, 2011, and our debt-to-total capital ratio decreased to 25.6% from 29.6% at year-end 2011. We continue to manage our investing and financing activities in order to maintain sufficient capital to support all of the insurance we can profitably write and service.

II.  FINANCIAL CONDITION

A. Holding Company

In 2012, The Progressive Corporation, the holding company, received $0.7 billion of dividends, net of capital contributions, from its subsidiaries. For the three-year period ended December 31, 2012, The Progressive Corporation received $2.8 billion of dividends from its subsidiaries, net of capital contributions. Regulatory restrictions on subsidiary dividends are described in Note 8 – Statutory Financial Information.

Progressive’s debt-to-total capital (debt plus equity) ratios at December 31, 2012, 2011, and 2010 were 25.6%, 29.6%, and 24.5%, respectively. In 2012, we retired all $350 million of our 6.375% Senior Notes at maturity. Our next scheduled debt maturity is the entire $150 million of our 7% Notes due October 2013. In 2011, we issued $500 million of our 3.75% Senior Notes due 2021 (the “3.75% Senior Notes”); no debt was issued in 2012 or 2010.

From time to time, we may elect to repurchase our outstanding debt securities in the open market or in privately negotiated transactions, when management believes that such securities are attractively priced and capital is available for such a purpose. During the last three years, we repurchased $268.8 million in aggregate principal amount of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “6.70% Debentures”), including $30.9 million in 2012, $15.0 million in 2011, and $222.9 million pursuant to a Tender Offer in 2010. See Note 4 – Debt and the Liquidity and Capital Resources section below for a further discussion of our debt activity.

We continued our practice of repurchasing our common shares in accordance with our financial policies. As of December 31, 2012, we had 42.1 million shares remaining under our 2011 Board authorization. The following table shows our share repurchase activity during the last three years:

(millions, except per share amounts)	2012	2011	2010
Total number of shares purchased	8.6	51.3	13.3
Total cost	$174.2	$997.8	$258.6
Average price paid per share	$20.26	$19.45	$19.40

Progressive maintains a policy of paying an annual variable dividend that, if declared, would be payable shortly after the close of the year. This annual variable dividend is based on a target percentage of after-tax underwriting income multiplied by a companywide performance factor (“Gainshare factor”), subject to the limitations discussed below. The target percentage is determined by our Board of Directors on an annual basis and announced to shareholders and the public. The Board determined the target percentage to be 33 1/3% for both 2012 and 2011 and 25% for 2010. For 2013, the Board has maintained the target percentage at 33 1/3% of annual after-tax underwriting income.

The Gainshare factor can range from zero to two and is determined by comparing our operating performance for the year to certain predetermined profitability and growth objectives approved by the Compensation Committee of the Board. This Gainshare factor is also used in the annual cash bonus program currently in place for our employees (our “Gainsharing program”). Although recalibrated every year, the structure of the Gainsharing program generally remains the same. For 2012, the Gainshare factor was 1.12, compared to 1.10 in 2011 and 1.50 in 2010.

Our annual dividend program will result in a variable payment to shareholders each year, subject to certain limitations. If the Gainshare factor is zero or if our comprehensive income is less than after-tax underwriting income, no dividend would be payable under our annual variable dividend policy. However, the ultimate decision on whether or not a dividend will be paid is in the discretion of the Board of Directors.

App.-A-43

Following is a summary of our shareholder dividends that were either declared or paid in the last three years:

(millions, except per share amounts)				Amount
Year	Dividend Type	Declared	Paid	Per Share	Total[1]
2012	Annual – Variable	December 2012	February 2013	$.2845	$172.0
2012	Special	October 2012	November 2012	1.0000	604.7
2011	Annual – Variable	December 2011	February 2012	.4072	249.4
2010	Annual – Variable	December 2010	February 2011	.3987	263.8
2010	Special	October 2010	December 2010	1.0000	663.2
2009	Annual – Variable	December 2009	February 2010	.1613	108.4

[1]Based	on shares outstanding as of the record date.

The declaration of the special dividends is consistent with our published policy of returning capital to shareholders when appropriate and did not affect our annual variable dividend program in those years.

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

As of December 31, 2012, our consolidated statutory surplus was $5.6 billion, compared to $5.3 billion at December 31, 2011. Our net premiums written-to-surplus ratio was 2.9 to 1 at year-end in each of the last three years. We also have access to $1.4 billion of securities held in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth as needed. In addition, our risk-based capital ratios, which are a series of dynamic surplus-related formulas that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting), are well in excess of minimum regulatory requirements. Nonetheless, the payment of dividends by our subsidiaries may be subject to certain limitations. See Note 8 – Statutory Financial Information for additional information on subsidiary dividends.

For the three years ended December 31, 2012, operations generated positive cash flows of $4.9 billion, and cash flows are expected to remain positive in both the short-term and reasonably foreseeable future. In 2012, our operating cash flows increased $194 million, compared to 2011, reflecting premium growth in excess of losses paid in 2012.

As of December 31, 2012, 79% of our portfolio was invested in Group II securities, as defined above. In addition, our fixed-income portfolio duration was 1.9 years, with a weighted average credit quality of AA-. At year end, we held $4.9 billion in short-term investments and U.S. Treasury securities. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments without having a negative effect on our cash flows from operations. See Item 1A, “Risk Factors,” in our Form 10-K filed with the SEC for a discussion of certain matters that may affect our portfolio and capital position.

As noted above, during 2011, we issued $500 million of our 3.75% Senior Notes. We received proceeds of $497 million, after deducting underwriting discounts and commissions, and incurred an additional $1.0 million of expenses related to the issuance. In January 2012, we retired all $350 million of our 6.375% Senior Notes at maturity. Our next scheduled debt maturity will be in October 2013 of the entire $150 million of our 7% Notes.

Based upon our capital planning and forecasting efforts, we believe that we have sufficient capital resources, cash flows from operations, and borrowing capability to support our current and anticipated business, scheduled principal and interest payments on our debt, announced dividends, and expected capital requirements. The covenants on our existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event our securities are downgraded by a rating agency.

We seek to deploy capital in a prudent manner and use multiple data sources and modeling tools to estimate the frequency, severity, and correlation of identified exposures, including, but not limited to, catastrophic losses, natural disasters, and other significant business interruptions, to estimate our potential capital needs.

App.-A-44

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

At all times during the last two years, our total capital exceeded the sum of our regulatory capital layer plus our self-constructed extreme contingency load. At December 31, 2012, we held total capital (debt plus equity) of $8.1 billion, compared to $8.2 billion at December 31, 2011, reflecting the actions taken during the year to return underleveraged capital to our shareholders as discussed above.

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

During 25 days in 2012, we engaged in repurchase agreements under which we loaned U.S. Treasury securities to accredited brokerage firms in exchange for cash equal to the fair value of the securities, as described in more detail below under Results of Operations – Investments: Repurchase and Reverse Repurchase Transactions. These investment transactions were entered into to enhance the yield from our fixed-income portfolio and not as a source of liquidity or funding for our operations. We had no open repurchase commitments at December 31, 2012 or 2011.

C. Commitments and Contingencies

Contractual Obligations

A summary of our noncancelable contractual obligations as of December 31, 2012, follows:

	Payments due by period
(millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt	$2,081.2	$150.0	$0	$0	$1,931.2
Interest payments on debt[1]	1,227.6	123.1	225.2	200.7	678.6
Operating leases	151.5	47.1	68.4	26.5	9.5
Purchase obligations	246.7	185.4	60.6	.7	0
Loss and loss adjustment expense reserves	7,838.4	3,891.1	2,867.6	562.6	517.1

Total	$11,545.4	$4,396.7	$3,221.8	$790.5	$3,136.4

[1]

Includes interest on the 6.70% Debentures at the fixed annual rate through, but excluding, June 15, 2017. See Note 4 – Debt for further discussion on the interest rate and maturity dates for these Debentures.

App.-A-45

Purchase obligations represent our noncancelable commitments for goods and services (e.g., software licenses, maintenance on information technology equipment, and media placements). Unlike many other forms of contractual obligations, loss and loss adjustment expense (LAE) reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates based on our recent payment patterns. To further understand our claims payments, see Claims Payment Patterns, a supplemental disclosure provided in this Annual Report. In addition, we annually publish a comprehensive Report on Loss Reserving Practices, which was most recently filed with the SEC on a Form 8-K on August 7, 2012, that further discusses our claims payment development patterns.

In 2011, we issued $500 million of 3.75% Senior Notes. We did not enter into any other significant new contractual commitments outside the ordinary course of business during 2012 or 2011.

As discussed in the Liquidity and Capital Resources section above, we believe that we have sufficient borrowing capability, cash flows, and other capital resources to satisfy these contractual obligations.

Off-Balance-Sheet Arrangements

Our off-balance-sheet leverage includes derivative positions (as disclosed in Note 2 – Investments and the Derivative Instruments section of this Management’s Discussion and Analysis), operating leases, and purchase obligations (disclosed in the table above).

Other

As of December 31, 2012, we have in operation 54 service centers, in 41 metropolitan areas across the country, that provide our concierge level of claims service and are designed to provide end-to-end resolution for auto physical damage losses. In 14 of these centers, we have combined a claims office with a service center to improve our efficiency. In an effort to provide the service center experience to more of our expanding customer population, over the next four years we expect to complete construction of 10-20 new service centers, each co-located with a full service claims office. The cost of these facilities, excluding land, is estimated to average $4 to $6 million per center, depending on a number of variables, including the size and location of the center.

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

App.-A-46

III.  RESULTS OF OPERATIONS – UNDERWRITING

A. Growth

(millions)	2012	2011	2010
NET PREMIUMS WRITTEN
Personal Lines
Agency	$8,247.0	$7,705.8	$7,490.2
Direct	6,389.8	5,906.4	5,534.2

Total Personal Lines	14,636.8	13,612.2	13,024.4
Commercial Auto	1,735.9	1,534.3	1,449.5
Other indemnity	0	.1	2.9

Total underwriting operations	$16,372.7	$15,146.6	$14,476.8

Growth over prior year	8%	5%	3%

NET PREMIUMS EARNED
Personal Lines
Agency	$8,103.9	$7,627.4	$7,419.7
Direct	6,264.2	5,803.7	5,407.2

Total Personal Lines	14,368.1	13,431.1	12,826.9
Commercial Auto	1,649.0	1,467.1	1,474.2
Other indemnity	.9	4.6	13.7

Total underwriting operations	$16,018.0	$14,902.8	$14,314.8

Growth over prior year	7%	4%	2%

Net premiums written represent the premiums generated from policies written during the period less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are earned as revenue over the life of the policy using a daily earnings convention.

We generated an increase in total written and earned premiums during each of the last three years. The increase in premiums reflects our continued work on several initiatives aimed at providing consumers with distinctive new insurance options (discussed below) and our marketing efforts, as well as rate increases taken during 2012 in response to rising claims costs. The Commercial Auto business generated an increase in written premium, reflecting rate increases taken over the last several years and shifts in our mix of business.

Policies in force, our preferred measure of growth, represents all policies under which coverage was in effect as of the end of the period specified. As of December 31, our policies in force were:

(thousands)	2012	2011	2010
POLICIES IN FORCE
Personal Lines
Agency auto	4,790.4	4,648.5	4,480.1
Direct auto	4,000.1	3,844.5	3,610.4

Total auto	8,790.5	8,493.0	8,090.5
Special lines[1]	3,944.8	3,790.8	3,612.2

Total Personal Lines	12,735.3	12,283.8	11,702.7

Growth over prior year	4%	5%	7%

POLICIES IN FORCE
Commercial Auto	519.6	509.1	510.4

Growth over prior year	2%	0%	0%

[1]	Includes insurance for motorcycles, ATVs, RVs, mobile homes, watercraft, snowmobiles, and similar items, as well as a personal umbrella product.

App.-A-47

To analyze growth, we review new policies, rate levels, and the retention characteristics of our books of business. The following table shows our year-over-year changes in new and renewal applications (i.e., issued policies):

	Growth Over Prior Year
	2012	2011	2010
APPLICATIONS
Personal Lines
New	(1)%	(1)%	7%
Renewal	6%	7%	5%
Commercial Auto
New	3%	(2)%	(1)%
Renewal	1%	(1)%	(4)%

Our Personal Lines business had a slight decline in new applications in 2012, compared to last year. Growth early in the year was more than offset in the second half of the year after we took rate increases. On a year-over-year basis, new applications were flat in 2012 in our Agency auto business and decreased slightly in our Direct auto business. In addition to rate increases during the year, we implemented changes in our bill plans to require higher down payments and reduced our advertising spend, which also contributed to the decline in applications.

Our Commercial Auto business experienced an increase in new applications for 2012, compared to 2011, driven by an increase in new applications in our for-hire transportation business market target and a significant increase in new applications in Florida, our largest Commercial Auto state. We are committed to our advertising campaigns, product enhancements, and brand-building efforts in order to stimulate new business in both segments.

We remain focused on providing consumers with distinctive auto insurance options. During 2012, we continued the rollout of personal auto product models, which further refine our segmentation and incorporate the best design elements of the Agency and Direct auto products. We introduced these models to five states during 2012, bringing the total number of states to 44 plus the District of Columbia (“jurisdictions”) at the end of the year. We plan to extend the rollout to two additional states in 2013, which will substantially complete the rollout of these product models.

Snapshot®, our usage-based insurance product, provides customers the opportunity to improve their auto insurance rates based on their personal driving behavior. Snapshot was made available in four additional states in 2012. Snapshot is available to our Direct auto customers in 44 jurisdictions, while our Agency auto customers have access to Snapshot in 39 of those 44 jurisdictions. We plan to expand Snapshot into additional states, depending on regulatory approval and business results. We currently have six patents, and additional patent applications pending, related to usage-based insurance. During 2012, the annual premium of customers accepting Snapshot exceeded $1 billion.

During 2012, we launched our national rollout of a program to offer consumers the opportunity to “test drive” Snapshot without having to change their current insurance to encourage many more people to consider Progressive for their auto insurance needs. Unfortunately, this program did not have the success we expected. We will enhance our marketing efforts related to “test drive” during 2013 in an effort to increase consumer participation.

We are also continuing with our efforts to further penetrate customer households through cross-selling auto policies with our special lines products and vice versa, as well as through Progressive Home Advantage®. Multi-product customers are an important part of our strategic agenda, since they tend to stay with us longer, have better loss experience, and represent a sizable segment of the market. We have additional opportunity for growth in this area.

Progressive Home Advantage, the program in which we “bundle” our auto product with property insurance provided by one of several unaffiliated insurance carriers, is becoming an integral part of our consumer offerings. As of December 31, 2012, this program was available to Direct customers in 48 states, Agency customers in 22 states, and to both Direct and Agency customers in the District of Columbia. Progressive Home Advantage is not available to customers in Florida and Alaska. During 2012, we acquired a non-controlling interest in the corporate parent of American Strategic Insurance, our primary Progressive Home Advantage provider for Agency customers. We are actively promoting Progressive Home Advantage to independent agents.

App.-A-48

Expanding our offerings in the mobile space remains an important initiative. Consumers have the ability to obtain a quote and buy an auto insurance policy on our mobile website in all states and the District of Columbia. During 2012, we began to offer the ability to quote up to three drivers and three vehicles on mobile devices. This multi-driver, multi-feature was available to customers in 45 states and the District of Columbia as of December 31, 2012, and will be available in all states in the near future. More and more of our Direct business quotes started on a mobile device.

During the year, we made the comparison rate experience available on a mobile device in most of the country. We also launched a feature that allows consumers to use the camera in their mobile device to photograph their driver license and/or current insurance card, to provide easy data fill for an instantaneous quote. This feature is available in 36 states and the District of Columbia and will be rolled out to additional states in 2013. In addition, policyholders are able to make payments and add certain endorsements from their mobile device, as well as receive identification cards and severe weather text alerts. Furthermore, much of our agency-dedicated website is now accessible to agents for many brands of tablet computers and mobile phones, including auto quote/buy, servicing, and reporting capabilities. We expect to continue to add new functionality to our mobile website and mobile applications next year.

We continued the national rollout of a product model in our Commercial Auto business that began in 2011. This model, which expands our coverage offerings, simplifies the quoting and claims experience, and provides incentives for customers to stay with us longer, is available in 46 states, including 32 states added during 2012. We plan to continue the rollout to our remaining three Commercial Auto business states in early 2013. We also offer our customers general liability and business owners policies in the 49 states where we write commercial auto business, and workers’ compensation coverage in 14 states, through our Progressive Commercial AdvantageSM program; these products are underwritten by four unaffiliated insurance companies.

We experienced the following changes in written premium per policy:

	Change Over Prior Year
	2012	2011	2010
WRITTEN PREMIUM PER POLICY
Personal Lines – auto	3%	(1)%	(1)%
Commercial Auto	10%	5%	(6)%

We increased rates in our personal auto business in 2012 in response to rising claims costs, driven primarily by increased severity. For our Commercial Auto business, increases in written premium per policy in both 2012 and 2011 reflect rate increases taken over the last several years, as well as shifts in our mix of business to Florida and for-hire transportation, both of which have higher average premiums. Adjusting rates is a continuous process and we will continue to evaluate future rate needs and react quickly as we recognize changing trends. See below for additional discussion on written premium per policy for our Agency and Direct auto channels and our Commercial Auto business.

Another important element affecting growth is customer retention. One measure of retention is policy life expectancy, which is our actuarial estimate of the average length of time that a policy (including any renewals) will remain in force before cancellation or lapse in coverage. The following table shows our year-over-year changes in policy life expectancy:

	Change Over Prior Year
	2012	2011	2010
POLICY LIFE EXPECTANCY
Personal Lines:
Auto	(1)%	2%	5%
Special lines	0%	(1)%	(1)%
Commercial Auto	0%	0%	(1)%

Although we experienced an increase in the number of personal auto renewal applications year over year, the length of time these customers are remaining as policyholders has declined in 2012, primarily reflecting the effect of rate increases taken in many states. Policy life expectancies for our special lines products and our Commercial Auto business have seen little change over the last several years. Recognizing the importance that retention has on our ability to continue to grow profitably, we continue to emphasize competitive pricing, quality service, and having the products and services available for our customers as their needs change during their insurable life.

App.-A-49

B. Profitability

Profitability for our underwriting operations is defined by pretax underwriting profit, which is calculated as net premiums earned plus fees and other revenues less losses and loss adjustment expenses, policy acquisition costs, and other underwriting expenses. We also use underwriting profit margin, which is underwriting profit expressed as a percentage of net premiums earned, to analyze our results. For the three years ended December 31, our underwriting profitability results were as follows:

	2012		2011		2010
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
($ in millions)	$	Margin	$	Margin	$	Margin
Personal Lines
Agency	$338.9	4.2%	$564.9	7.4%	$601.0	8.1%
Direct	289.5	4.6	354.4	6.1	291.1	5.4

Total Personal Lines	628.4	4.4	919.3	6.8	892.1	7.0
Commercial Auto	86.3	5.2	133.5	9.1	185.0	12.5
Other indemnity[1]	(5.8)	NM	(5.5)	NM	6.4	NM

Total underwriting operations	$708.9	4.4%	$1,047.3	7.0%	$1,083.5	7.6%

[1]	Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.

Our underwriting margin for 2012 was consistent with our long-term profitability target of 4% and exceeded this target in both 2011 and 2010. Pricing and market conditions are always significant drivers of underwriting margins over any defined period. In addition, the lower underwriting margin in 2012 primarily reflects unfavorable loss reserve development this year, compared to favorable development in both 2011 and 2010, increased auto claims severity, and higher catastrophe losses.

Further underwriting results for our Personal Lines business, including results by distribution channel, the Commercial Auto business, and our underwriting operations in total, as defined in Note 10 – Segment Information, were as follows:

Underwriting Performance[1]	2012	2011	2010
Personal Lines – Agency
Loss & loss adjustment expense ratio	75.2	71.8	70.6
Underwriting expense ratio	20.6	20.8	21.3

Combined ratio	95.8	92.6	91.9

Personal Lines – Direct
Loss & loss adjustment expense ratio	74.2	71.4	72.6
Underwriting expense ratio	21.2	22.5	22.0

Combined ratio	95.4	93.9	94.6

Total Personal Lines
Loss & loss adjustment expense ratio	74.8	71.6	71.4
Underwriting expense ratio	20.8	21.6	21.6

Combined ratio	95.6	93.2	93.0

Commercial Auto
Loss & loss adjustment expense ratio	72.6	68.9	65.1
Underwriting expense ratio	22.2	22.0	22.4

Combined ratio	94.8	90.9	87.5

Total Underwriting Operations[2]
Loss & loss adjustment expense ratio	74.6	71.4	70.8
Underwriting expense ratio	21.0	21.6	21.6

Combined ratio	95.6	93.0	92.4

Accident year-Loss & loss adjustment expense ratio[3]	74.5	73.0	73.0

[1]	Ratios are expressed as a percentage of net premiums earned; fees and other revenues are netted with underwriting expenses in the ratio calculations.

[2]

Combined ratios for the other indemnity businesses are not presented separately due to the low level of premiums earned by, and the variability of loss costs in, such businesses. For the years ended December 31, 2012, 2011, and 2010, these businesses generated an underwriting profit (loss) of $(5.8) million, $(5.5) million, and $6.4 million, respectively.

[3]

The accident year ratios include only the losses that occurred during the period noted. As a result, accident period results will change over time, either favorably or unfavorably, as we revise our estimates of loss costs when payments are made or reserves for that accident period are reviewed.

App.-A-50

Losses and Loss Adjustment Expenses (LAE)

(millions)	2012	2011	2010
Change in net loss and LAE reserves	$516.2	$93.2	$243.3
Paid losses and LAE	11,431.8	10,541.6	9,888.0

Total incurred losses and LAE	$11,948.0	$10,634.8	$10,131.3

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

Our total loss and loss adjustment expense ratio increased 3.2 points in 2012 and 0.6 points in 2011, compared to the prior year. On an accident year basis, which includes the impact of prior accident year reserve development, our loss and LAE ratio increased 1.5 points to 74.5 in 2012 and was 73.0 for both 2011 and 2010. The increase in 2012 primarily reflects year-over-year increases in the severity of personal auto claims for all coverages and, to a lesser extent, about $67 million more catastrophe losses incurred in 2012. Catastrophe losses were about $100 million higher in 2011 than 2010, but lower accident frequency in all coverages, except comprehensive, offset the additional storm costs.

The following discussion of our severity and frequency trends excludes comprehensive coverage because of its inherent volatility, as it is typically linked to catastrophic losses generally resulting from adverse weather. Comprehensive coverage insures against damage to a customer’s vehicle due to various causes other than collision, such as windstorm, hail, theft, falling objects, and glass breakage.

Total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in reserves) was up about 5.0% and 0.5% in 2012 and 2011, respectively, and was down about 1.5% in 2010, over the prior-year periods.

•	2012 – Severity increases in most of our auto coverages were about 5%, including bodily injury, personal injury protection (PIP), property damage, and collision.
•	2011 – Severity in our bodily injury and property coverages increased about 1%-2%, while our PIP severity was down about 3%.
•	2010 – We experienced a decrease in severity for our bodily injury coverage of about 5% and our property coverages of about 1%, while PIP severity increased about 3%.

In response to the rising severity trends we experienced in 2012, we raised rates in our personal auto business about 6% during the year. It is a challenge to estimate future severity, especially for bodily injury and PIP claims, but we continue to monitor changes in the underlying costs, such as medical costs, health care reform, and jury verdicts, along with regulatory changes, and other factors that may affect severity.

Our incurred frequency of auto accidents, on a calendar-year basis, was relatively flat in both 2012 and 2010, and was down about 2% in 2011, compared to the prior-year periods.

•

2012 – Our collision coverage had a decline in frequency of about 3%, primarily related to the mild winter weather experienced in the northern states during the first quarter 2012. Frequency in our PIP coverage was also down about 2%. In contrast, our bodily injury coverage had an increase in frequency of about 1%, but frequency levels are slightly lower than those experienced in 2010.

•	2011 – Each of our coverages experienced a decline in frequency, with bodily injury and PIP having slightly more of a decrease than the property coverages.
•	2010 – We experienced a slight increase in frequency in bodily injury and PIP coverages, while the frequency in the property coverages remained flat.

App.-A-51

We continue to closely monitor the changes in frequency, but the degree or direction of near-term frequency change is not something that we are able to predict with any certainty. We will analyze trends to distinguish changes in our experience from external factors, such as changes in the number of vehicles per household, miles driven, gasoline prices, greater vehicle safety, and unemployment rates, versus those resulting from shifts in the mix of our business, to allow us to reserve more accurately for our loss exposure.

We experienced severe weather conditions in several areas of the country during each of the last three years. Hail storms, tornadoes, wind, and flooding contributed to catastrophe losses each year, as well as Superstorm Sandy in late 2012 and Hurricane Irene in 2011. The following table shows catastrophe losses incurred for the years ended December 31:

($ in millions)	2012	2011	2010
Catastrophe losses incurred	$279.1	$211.9	$109.3

Increase to combined ratio	1.7 pts.	1.4 pts.	.8 pts.

We continue to respond promptly to catastrophic storms when they occur in order to provide exemplary claims service to our customers.

The table below presents the actuarial adjustments implemented and the loss reserve development experienced in the years ended December 31:

($ in millions)	2012	2011	2010
Actuarial Adjustments
Reserve decrease/(increase)
Prior accident years	$85.1	$151.7	$124.6
Current accident year	(48.3)	91.7	71.0

Calendar year actuarial adjustments	$36.8	$243.4	$195.6

Prior Accident Years Development
Favorable/(Unfavorable)
Actuarial adjustments	$85.1	$151.7	$124.6
All other development	(107.1)	90.3	195.8

Total development	$(22.0)	$242.0	$320.4

(Increase) decrease to calendar year combined ratio	(.1) pts.	1.6 pts.	2.2 pts.

Total development consists both of actuarial adjustments and “all other development.” The actuarial adjustments represent the net changes made by our actuarial department to both current and prior accident year reserves based on regularly scheduled reviews. Through these reviews, our actuaries identify and measure variances in the projected frequency and severity trends, which allows them to adjust the reserves to reflect the current costs. We report these actuarial adjustments separately for the current and prior accident years to reflect these adjustments as part of the total prior accident years’ development.

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

Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while incurring minimal variation from the date that the reserves are initially established until losses are fully developed. As reflected in the table above, we experienced minor unfavorable reserve development in 2012 and favorable reserve development in both 2011 and 2010.

App.-A-52

2012

•

The unfavorable prior year reserve development was primarily attributable to accident year 2011 and to a lesser extent accident year 2010. The aggregate reserve development for accident years 2009 and prior was favorable. Despite overall unfavorable reserve development, we did experience favorable reserve adjustments, primarily in our loss adjustment expenses and our personal auto bodily injury reserves for accident years 2009 and 2008.

•

Slightly more than half of the total unfavorable reserve development was attributable to our Commercial Auto business, with the remainder in our personal auto business. In our personal auto business, unfavorable development in the Agency channel was partially offset by favorable development in the Direct channel, primarily reflecting that unfavorable development on our PIP coverage was more skewed to the Agency channel, and that our Direct business had favorable development on our collision coverage, as we experienced more subrogation recoveries in this channel.

•

Our personal auto product’s development was primarily attributable to unfavorable development in our Florida PIP coverage and an increase in our estimate of bodily injury severity for accident year 2011.

•	Unfavorable development in our Commercial Auto business reflects higher than anticipated frequency and severity costs on late emerging claims and higher settlements on large losses.

2011

•	About half of the favorable reserve development was attributable to accident years 2008 and prior, while the balance was primarily due to claims from accident year 2010.
•

Approximately 70% of the favorable reserve development was attributable to our Personal Lines business, with our Agency and Direct channels contributing 25% and 75%, respectively; the balance was primarily in our Commercial Auto business.

•

The 2011 favorable development was driven primarily by the same factors we experienced in 2010, including favorable settlement of larger losses and lower defense and cost containment costs, but was partially offset by unfavorable development on our total IBNR reserves, reflecting a greater than anticipated increase in the number of late emerging claims compared to 2010.

2010

•	Approximately 70% of the favorable reserve development was attributable to accident year 2009, while the balance was mostly due to claims from accident years 2007 and 2006.
•

About 70% of the favorable reserve development was in our Personal Lines business, with our Agency and Direct channels contributing almost equal amounts; the balance was in our Commercial Auto business.

•

The favorable reserve development reflected the settlement of larger losses for amounts less than we originally reserved in our Personal Lines (primarily in our personal auto product) and Commercial Auto businesses. We also experienced lower than expected defense and cost containment costs, reflecting a combination of fewer claims being litigated, as well as the fact that a greater percentage of these cases are now being handled by our in-house counsel, which is a cost-effective alternative to using external law firms. In addition, our IBNR reserves developed favorably due to lower severity and frequency of late emerging claims.

We continue to focus on our loss reserve analysis, attempting to enhance accuracy and to further our understanding of our loss costs. A detailed discussion of our loss reserving practices can be found in our Report on Loss Reserving Practices, which was filed in a Form 8-K on August 7, 2012.

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

App.-A-53

Underwriting Expenses

Progressive’s policy acquisition costs and other underwriting expenses, net of fees and other revenues, expressed as a percentage of net premiums earned decreased 0.6 points for 2012 and was relatively unchanged for 2011, over the prior year periods. Higher earned premium in 2012, compared to 2011, contributed to the improved expense ratio for 2012. In 2011, increased advertising expenses and information technology costs were offset by lower Gainsharing expenses. During 2012, we began deferring acquisition costs that are associated only with the successful acquisition or renewal of insurance contracts. These policy acquisition costs are amortized over the policy period in which the related premiums are earned (see Note 1 – Reporting and Accounting Policies). We do not defer any advertising costs.

C. Personal Lines

	Growth Over Prior Year
	2012	2011	2010
Net premiums written	8%	5%	5%
Net premiums earned	7%	5%	4%
Policies in force	4%	5%	7%

Progressive’s Personal Lines business writes insurance for personal autos and recreational vehicles and represented 89% of our total net premiums written for 2012 and 90% in both 2011 and 2010. We currently write our Personal Lines products in all 50 states. We also offer our personal auto product (not special lines products) in the District of Columbia and on an Internet-only basis in Australia.

Personal auto represented about 91% of our total Personal Lines net premiums written in each of the last three years. These auto policies are primarily written for 6-month terms. The remaining Personal Lines business is comprised of special lines products (e.g., motorcycles, watercraft, and RVs), which are written for 12-month terms. Personal auto policies in force increased 4% for 2012, 5% for 2011, and 8% for 2010; policies in force for the special lines products increased 4% in 2012 and 5% in both 2011 and 2010. Net premiums written for personal auto increased 8% in 2012 and 5% in both 2011 and 2010; special lines net premiums written grew 4% in 2012 and 1% in both 2011 and 2010.

Our total Personal Lines business generated a 4.4% underwriting profit in 2012, which was widely distributed by product and state. In 2012, 46 states and the District of Columbia were profitable, including 8 of our 10 largest states. The special lines products had a favorable effect on the total Personal Lines combined ratio of 0.6 points in 2012, 0.9 points in 2011, and 1.5 points in 2010.

Even though our Agency and Direct businesses are managed under one Personal Lines organization, we will continue to report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by channel.

The Agency Business

	Growth Over Prior Year
	2012	2011	2010
Net premiums written	7%	3%	1%
Net premiums earned	6%	3%	0%
Auto: policies in force	3%	4%	4%
new applications	0%	(2)%	4%
renewal applications	5%	5%	1%
written premium per policy	3%	0%	0%
policy life expectancy	0%	6%	8%

The Agency business includes business written by more than 35,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. Our Agency auto new applications were flat in 2012; solid increases in new applications in the first half of the year were offset by declines in the second half of the year, primarily due to rate increases taken during the second and third quarters of 2012, as well as changes to bill plans that require higher down payments. In 2012, we generated new Agency auto application growth in 21 states and the District of Columbia, including 2 of our top 10 Agency auto states. For 2011, the decrease in new auto applications over the prior year reflects strong growth in new applications experienced in the first half of 2010 and an apparent decline of consumers shopping for auto insurance.

App.-A-54

Rate increases taken during 2012 were also a primary factor in the year-over-year increase in written premium per policy and the flattening retention (measured by policy life expectancy) experienced in our Agency auto business in 2012.

On a year-over-year basis, we saw a modest increase in total Agency auto quotes in both 2012 and 2010, while quotes were relatively flat in 2011. In each of the last three years, we experienced solid increases in quoting on third-party comparative rating systems. We strive to continually improve our presentation on these systems and identify opportunities to ensure our prices are available for agents. Our Agency auto rate of conversion (i.e., converting a quote to a sale) decreased in both 2012 and 2011 and was relatively flat in 2010.

The underwriting expense ratio in our Agency business was relatively unchanged in 2012 and was down 0.5 points in 2011, compared to 2010.

The Direct Business

	Growth Over Prior Year
	2012	2011	2010
Net premiums written	8%	7%	9%
Net premiums earned	8%	7%	9%
Auto: policies in force	4%	6%	13%
new applications	(2)%	(2)%	9%
renewal applications	7%	11%	13%
written premium per policy	3%	(1)%	(3)%
policy life expectancy	(2)%	(3)%	2%

The Direct business includes business written directly by Progressive on the Internet, through mobile devices, and over the phone. Similar to the Agency business, Direct auto new applications were affected by the rate increases taken during 2012 and changes to bill plans that require higher down payments. In addition, lower advertising spend in the second half of the year also contributed to the decline in new auto applications. Out of our top 10 Direct auto states, four states experienced an increase in new auto applications in both 2012 and 2011, compared to eight states in 2010.

Written premium per policy for our Direct auto business increased in 2012, primarily due to rate increases taken during the year. Written premium per policy on both our new and renewal Direct auto business increased in 2012, with the increase for new business about 3% higher than the increase for renewal business. The decline in written premium per policy in both 2011 and 2010 reflected shifts in the mix of our business (e.g., older age vehicles, state mix, and drivers with proof of prior insurance).

We believe the decline in policy life expectancy for 2012 reflects the rate increases taken in most states during the year. Similarly, the decline in policy life expectancy for 2011 reflects rate increases taken in Florida and Massachusetts, as well as changes in bill plan presentation, which led to more customers paying in installments and, historically, these customers tend to retain for shorter periods.

On a year-over-year basis, the total number of quotes in the Direct business decreased 4% and 3% in 2012 and 2011, respectively, reflecting decreases in both Internet quotes and quotes generated via the phone, compared to an increase in 2010 of 2%; we continue to see more quotes coming from mobile devices. The decrease in 2012 partially reflects our actions to reduce advertising on websites that historically generated significant quotes with low conversion rates. The total Direct business conversion rate was relatively flat in both 2012 and 2011 and had a solid increase in 2010, compared to the prior years.

The underwriting expense ratio for our Direct business decreased 1.3 points for 2012 and increased 0.5 points for 2011, compared to the prior year. Higher earned premium in 2012, compared to 2011, was the primary contributor to the decrease in the underwriting expense ratio for 2012. Year-over-year, total advertising spend was up slightly for 2012, but was significantly lower in the second half of the year as we focused on rate adequacy. Advertising expenditures were up in both 2011 and 2010 over the prior years. We remain focused on maintaining a well-respected brand and will continue to spend on advertising as long as our rate levels match our profitability targets. We continue to use “Flo” and the “Superstore” while trying to find the right balance between the benefits of a highly recognizable campaign and keeping the content fresh and engaging. We continue to invest in the infrastructure of both our mobile capabilities and our usage-based insurance products.

App.-A-55

D. Commercial Auto

	Growth Over Prior Year
	2012	2011	2010
Net premiums written	13%	6%	(6)%
Net premiums earned	12%	0%	(9)%
Policies in force	2%	0%	0%
New applications	3%	(2)%	(1)%
Renewal applications	1%	(1)%	(4)%
Written premium per policy	10%	5%	(6)%
Policy life expectancy	0%	0%	(1)%

Progressive’s Commercial Auto business writes primary liability, physical damage, and other auto-related insurance for automobiles and trucks owned by small businesses, with the majority of our customers insuring two or fewer vehicles. Our Commercial Auto business represented 11% of our total net premiums written in 2012 and 10% in both 2011 and 2010. This business is primarily distributed through independent agents and operates in the following business market targets:

•	Business auto – autos, vans, and pick-up trucks used by small businesses, such as retailing, farming, services, and private trucking
•	For-hire transportation – tractors, trailers, and straight trucks primarily used by regional general freight and expeditor-type businesses and non-fleet long-haul operators
•	Contractor – vans, pick-up trucks, and dump trucks used by small businesses, such as artisans, heavy construction, and landscapers/snowplowers
•	For-hire specialty – dump trucks, log trucks, and garbage trucks used by dirt, sand and gravel, logging, and coal-type businesses, and
•	Tow – tow trucks and wreckers used in towing services and gas/service station businesses.

Business auto is the largest business market target, measured by premium volume, and accounts for approximately one third of our total Commercial Auto premiums, while the for-hire transportation and contractor business market targets each account for another 25%. Business auto and contractor each account for approximately one third of the vehicles we insure in this business, while for-hire transportation accounts for about 15%. We currently write our Commercial Auto business in 49 states; we do not write Commercial Auto in Hawaii or the District of Columbia. The majority of our policies in this business are written for 12-month terms.

Our Commercial Auto business generated double digit growth in net premiums written for 2012, compared to 2011, continuing the growth we began to see in the second half of 2011. We have been increasing rates in our Commercial Auto business for the last several years and began to see the effects of these rate increases in the year-over-year growth we saw in written premium per policy in 2011, which increased again, at an even higher percentage, in 2012. In addition, during 2012, we experienced growth in Florida and a shift to more for-hire transportation business, both of which have higher average premiums. The decline in written premium per policy in 2010 was due to shifts in our mix of business (e.g., greater percentage of liability-only policies, changes in geographical mix, and more policies qualifying for discounts).

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

E. Other Indemnity

Our other indemnity businesses consist of managing our run-off businesses, including the run-off of our professional liability business, which was sold in 2010. Pursuant to our agreement with the purchaser of this business from the date of sale through April 30, 2012, we continued to write these policies, principally directors and officers liability insurance for community banks, which were 100% reinsured. The sale of this business did not have a material effect on our financial condition, results of operations, or cash flows.

App.-A-56

F. Service Businesses

Our service businesses, which represent less than 1% of our total revenues and do not have a material effect on our overall operations, primarily include:

•

Commercial Auto Insurance Procedures/Plans (CAIP) – We are the only servicing carrier on a nationwide basis for CAIP, which are state-supervised plans servicing the involuntary market in 42 states and the District of Columbia. As a service provider, we provide policy issuance and claims adjusting services and collect fee revenue that is earned on a pro rata basis over the terms of the related policies. In 2010, we reached an agreement with AIPSO (the national organization responsible for administering the involuntary insurance market) under which we will receive a supplemental fee, when necessary, to satisfy a minimum servicing fee requirement; this agreement is scheduled to expire on August 31, 2014. We cede 100% of the premiums and losses to the plans. Reimbursements to us from the CAIP plans are required by state laws and regulations. Material violations of contractual service standards can result in ceding restrictions for the affected business. We have maintained, and plan to continue to maintain, compliance with these standards. Any changes in our participation as a CAIP service provider would not materially affect our financial condition, results of operations, or cash flows.

•	Commission-Based Businesses – We have two commission-based service businesses.

Through Progressive Home Advantage®, we offer, either directly or through our network of independent agents, new and existing Agency and Direct customers home, condominium, and renters insurance written by unaffiliated homeowner’s insurance companies. Progressive Home Advantage is not available to customers in Florida and Alaska. For the policies written under this program in our Direct business, we receive commissions, all of which are used to offset the expenses associated with maintaining this program.

Through Progressive Commercial AdvantageSM, we offer our customers the ability to package their auto coverage with other commercial coverages that are written by four unaffiliated insurance companies or placed with other companies through an unaffiliated agency. This program offers general liability and business owners policies in the 49 states where we write commercial auto insurance and workers’ compensation coverage in 14 states as of December 31, 2012. We receive commissions for the policies written under this program, all of which are used to offset the expenses associated with maintaining this program.

Our service businesses generated revenues equal to expenses for 2012, compared to an operating profit in both 2011 and 2010, reflecting the recognition of the minimum servicing fee for CAIP discussed above.

G. Litigation

The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies issued by the subsidiaries in the ordinary course of business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.

In addition, various Progressive entities are named as defendants in a number of class action or individual lawsuits arising out of the operations of the insurance subsidiaries. These cases include those alleging damages as a result of our practices in evaluating or paying medical or injury claims or benefits, including, but not limited to, personal injury protection, medical payments, uninsured motorist/underinsured motorist (UM/UIM), and bodily injury benefits; rating practices at policy renewal; the utilization, content, or appearance of UM/UIM rejection forms; labor rates paid to auto body repair shops; alleged patent infringement; and cases challenging other aspects of our claims or marketing practices or other business operations. Other insurance companies face many of these same issues. During the last three years, we have settled several class action and individual lawsuits. These settlements did not have a material effect on our financial condition, cash flows, or results of operations. See Note 12 – Litigation for a more detailed discussion.

App.-A-57

H. Income Taxes

Income taxes are comprised of net current income taxes payable/recoverable, which are reported in the balance sheets as part of “other liabilities” in 2012 and “other assets” in 2011, and net deferred tax assets and liabilities. A deferred tax asset/liability is a tax benefit/expense that is expected to be realized in a future tax return.

The $86.6 million decrease in our net deferred tax asset during 2012 is primarily due to the increase in unrealized gains that occurred in our investment portfolio. At both December 31, 2012 and 2011, we determined that we did not need a valuation allowance on our deferred tax asset. Although realization of the deferred tax asset is not assured, management believes it is more likely than not that the gross deferred tax asset will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.

There were no material changes in our uncertain tax positions during 2012.

See Note 5 – Income Taxes for further information.

App.-A-58

IV.   RESULTS OF OPERATIONS – INVESTMENTS

A. Portfolio Allocation

At year-end 2012, the fair value of our investment portfolio was $16.5 billion, 3% greater than at year-end 2011, reflecting operating and investment returns that more than offset our capital transactions during the year, including share repurchases, debt servicing and retirement, and shareholder dividends. Our investment income (interest and dividends) decreased 8% in both 2012 and 2011, as compared to the prior year, reflecting lower yields in the portfolio for both periods.

In 2012, we recognized $306.8 million in net realized gains, compared to $102.6 million and $96.1 million in 2011 and 2010, respectively. The net realized gains for all three periods were primarily the result of security sales, partially offset by changes in valuation of our derivative positions and write-downs of securities determined to have had other-than-temporary declines in fair value. The composition of the investment portfolio at December 31, was:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Portfolio	Duration (years)	Rating[2]
2012
Fixed maturities	$11,373.9	$417.7	$(23.7)	$6.2	$11,774.1	71.5%	2.2	AA-
Nonredeemable preferred stocks	404.0	404.6	0	3.8	812.4	4.9	.9	BBB-
Short-term investments – other	1,990.0	0	0	0	1,990.0	12.1	<.1	AAA-

Total fixed-income securities	13,767.9	822.3	(23.7)	10.0	14,576.5	88.5	1.9	AA-
Common equities	1,370.3	539.0	(10.3)	0	1,899.0	11.5	na	na

Total portfolio[3,4]	$15,138.2	$1,361.3	$(34.0)	$10.0	$16,475.5	100.0%	1.9	AA-

2011
Fixed maturities	$11,455.7	$370.2	$(73.2)	$6.6	$11,759.3	73.6%	2.1	AA-
Nonredeemable preferred stocks	473.7	342.6	(3.7)	(6.3)	806.3	5.1	1.1	BBB-
Short-term investments – other	1,551.8	0	0	0	1,551.8	9.7	<.1	AA+

Total fixed-income securities	13,481.2	712.8	(76.9)	.3	14,117.4	88.4	1.9	AA-
Common equities	1,431.0	440.0	(25.4)	0	1,845.6	11.6	na	na

Total portfolio[3,4]	$14,912.2	$1,152.8	$(102.3)	$.3	$15,963.0	100.0%	1.9	AA-

na	= not applicable

[1]	Represents net holding period gains (losses) on certain hybrid securities.

[2]

Represents ratings at December 31, 2012 and 2011. Credit quality ratings are assigned by nationally recognized securities rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between AAA and AA+, we assign an internal rating of AAA-.

[3]	At December 31, 2012 and 2011, we had $90.9 million and $46.9 million, respectively, of net unsettled security transactions included in other assets.

[4]

The total fair value of the portfolio includes $1.4 billion and $2.0 billion at December 31, 2012 and 2011, respectively, of securities in the portfolio of a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

Our asset allocation strategy is to maintain 0-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities, as defined in the Overview – Investments and Capital Management section and as reflected in the following tables. We believe this asset allocation strategy allows us to appropriately assess the risks associated with these securities for capital purposes and is in line with the treatment by our regulators.

App.-A-59

The following tables show the composition of our Group I and Group II securities at December 31, 2012 and 2011:

($ in millions)	Fair Value	% of Total Portfolio
2012
Group I securities:
Non-investment-grade fixed maturities	$482.9	2.9%
Redeemable preferred stocks[1]	288.2	1.8
Nonredeemable preferred stocks	812.4	4.9
Common equities	1,899.0	11.5

Total Group I securities	3,482.5	21.1
Group II securities:
Other fixed maturities[2]	11,003.0	66.8
Short-term investments – other	1,990.0	12.1

Total Group II securities	12,993.0	78.9

Total portfolio	$16,475.5	100.0%

2011
Group I securities:
Non-investment-grade fixed maturities	$384.4	2.4%
Redeemable preferred stocks[1]	287.8	1.8
Nonredeemable preferred stocks	806.3	5.1
Common equities	1,845.6	11.6

Total Group I securities	3,324.1	20.9
Group II securities:
Other fixed maturities[2]	11,087.1	69.4
Short-term investments – other	1,551.8	9.7

Total Group II securities	12,638.9	79.1

Total portfolio	$15,963.0	100.0%

[1]	Includes non-investment-grade redeemable preferred stocks of $201.7 million at both December 31, 2012 and 2011.

[2]	Includes investment-grade redeemable preferred stocks, with cumulative dividends, of $86.5 million at December 31, 2012 and $86.1 million at December 31, 2011.

To determine the allocation between Group I and Group II, we use the credit ratings from models provided by the National Association of Insurance Commissioners (NAIC) for classifying our residential and commercial mortgage-backed securities, excluding interest-only securities, and the credit ratings from nationally recognized securities rating organizations (NRSRO) for all other debt securities. NAIC ratings are based on a model that considers the book price of our securities when assessing the probability of future losses in assigning a credit rating. As a result, NAIC ratings can vary from credit ratings issued by NRSROs. Management believes NAIC ratings more accurately reflect our risk profile when determining the asset allocation between Group I and II securities.

Unrealized Gains and Losses

As of December 31, 2012, our portfolio had pretax net unrealized gains, recorded as part of accumulated other comprehensive income, of $1,327.3 million, compared to $1,050.5 million at December 31, 2011.

During the year, the net unrealized gains in our fixed-income portfolio increased $162.7 million, reflecting a material narrowing of credit spreads (i.e., a decrease in the risk premium paid above the comparable Treasury rate) as well as somewhat lower interest rates. The increase in the fixed-income portfolio is net of $189.6 million of net realized gains, which were primarily generated from sales during the year. The net unrealized gains in our common stock portfolio increased $114.1 million during 2012, reflecting positive returns in the broad equity market. The increase in the common stock portfolio is net of $139.9 million of net realized gains, which were primarily generated from sales during the year.

See Note 2 – Investments for a further break-out of our gross unrealized gains and losses.

App.-A-60

Fixed-Income Securities

The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. The fixed-maturity securities and short-term investments, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2012		2011
Investment-grade fixed maturities:[1]
Short/intermediate term	$12,803.8	93.0%	$12,539.3	94.2%
Long term	91.0	.7	55.7	.4
Non-investment-grade fixed maturities[2]	869.3	6.3	716.1	5.4

Total	$13,764.1	100.0%	$13,311.1	100.0%

[1]

Long term includes securities with expected liquidation dates of 10 years or greater. Asset-backed securities are reported at their weighted average maturity based upon their projected cash flows. All other securities that do not have a single expected maturity date are reported at average maturity.

[2]	Non-investment-grade fixed-maturity securities are non-rated or have a credit quality rating of an equivalent BB+ or lower, classified by the lowest rating from a NRSRO.

A primary exposure for the fixed-income portfolio is interest rate risk, which is managed by maintaining the portfolio’s duration between 1.5 and 5 years. Interest rate risk includes the change in value resulting from movements in the underlying market rates of debt securities held. The duration of the fixed-income portfolio was 1.9 years at December 31, 2012 and 2011. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) is monitored on a regular basis.

The duration distribution of our fixed-income portfolio, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, was:

Duration Distribution	2012	2011
1 year	29.8%	22.6%
2 years	17.7	22.3
3 years	28.4	31.5
5 years	17.8	20.8
10 years	6.3	2.8

Total fixed-income portfolio	100.0%	100.0%

Another primary exposure related to the fixed-income portfolio is credit risk. This risk is managed by maintaining an A+ minimum average portfolio credit quality rating, as defined by NRSROs.

The credit quality distribution of the fixed-income portfolio was:

Rating	2012	2011
AAA	54.1%	53.6%
AA	12.2	13.4
A	4.0	5.1
BBB	21.3	21.3
Non-rated/other	8.4	6.6

Total fixed-income portfolio	100.0%	100.0%

Our portfolio is also exposed to concentration risk. Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state’s general obligation bonds, to 2.5% of shareholders’ equity, while the single issuer guideline on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders’ equity. Additionally, the guideline applicable to any state’s general obligation bonds is 6% of shareholders’ equity. Our credit risk guidelines limit single issuer exposure; however, we also consider sector concentration a risk, and we frequently evaluate the portfolio’s sector allocation with regard to internal requirements and external market factors. We consider concentration risk in the context of asset classes, including but not limited to common equities, residential and commercial mortgage-backed securities, municipal bonds, and high-yield bonds. At December 31, 2012, we were within all of the constraints described above.

App.-A-61

We monitor prepayment and extension risk, especially in our structured product and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended has a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. Our holdings of different types of structured debt and preferred securities, which are discussed in more detail below, help minimize this risk. During 2012, we did not experience significant prepayment or extension of principal relative to our cash flow expectations in the portfolio.

The pricing on the majority of our preferred stocks continues to reflect expectations that many issuers will not call such securities, and hence reflects an assumption that the securities will remain outstanding for a period of time beyond such initial call date (extension risk). Most of our preferred securities either convert from a fixed-rate coupon to a variable-rate coupon after the call date, or remain variable-rate coupon securities after the call date. The variable-rate coupon is determined by adding a benchmark interest rate, which is reset quarterly to a credit spread premium that was fixed when the security was first issued. Many of these securities have a minimum or floor coupon that is currently in effect. Extension risk on holding these securities is limited to the credit risk premium being below that of a new similar security since the benchmark variable-rate portion of the security’s coupon adjusts for movements in interest rates. Reinvestment risk is similarly limited to receiving a below market level coupon for the credit risk premium portion of a similar security as the benchmark variable interest rate adjusts for changes in short-term interest rate levels. Since the beginning of 2011, ten securities that converted from a fixed-rate coupon to a variable-rate coupon had their first call date; only two of these securities were called. The eight securities that were not called had a value of $343.5 million at December 31, 2012.

We also face the risk that our preferred stock dividend payments could be deferred for one or more periods. As of December 31, 2012, all of our preferred securities continued to pay their dividends in full and on time.

Liquidity risk is another risk factor we monitor. Our overall portfolio remains very liquid and is sufficient to meet expected liquidity requirements. As of December 31, 2012, we held $4.9 billion of U.S. Treasury and short-term securities, compared to $4.5 billion at December 31, 2011. The short-to-intermediate duration of our portfolio provides an additional source of liquidity, as we expect approximately $1.5 billion, or 16%, of our fixed-income portfolio, excluding U.S. Treasury and short-term securities, to repay principal during 2013. Cash from interest and dividend payments provide an additional source of recurring liquidity.

Included in the fixed-income portfolio are U.S. government obligations, which include U.S. Treasury Notes and interest rate swaps. Although the interest rate swaps are not obligations of the U.S. government, they are recorded in this portfolio as the change in fair value is correlated to movements in the U.S. Treasury market. The duration of these securities was comprised of the following at December 31, 2012:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes
Less than two years	$829.0	1.3
Two to five years	2,067.5	3.2

Total U.S. Treasury Notes	2,896.5	2.7
Interest Rate Swaps
Two to five years ($900 notional value)	0	(3.7)
Five to nine years ($363 notional value)	0	(6.4)

Total interest rate swaps ($1,263 notional value)	0	(4.5)

Total U.S. government obligations	$2,896.5	.7

The interest rate swap positions show a fair value of zero as they are in an overall liability position of $95.5 million, which is fully funded through collateral payments to the counterparty; the liability is reported in the “other liabilities” section of the Consolidated Balance Sheets. The negative duration of the interest rate swaps is due to the positions being short interest-rate exposure (i.e., receiving a variable-rate coupon). In determining duration, we add the interest rate sensitivity of our interest rate swap positions to that of our Treasury holdings, but do not add the notional value of the swaps to our Treasury holdings in order to calculate an unlevered duration for the portfolio.

App.-A-62

ASSET-BACKED SECURITIES

Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gains (Losses)	% of Asset- Backed Securities	Duration (years)	Rating (at period end)
2012
Residential mortgage-backed securities:
Prime collateralized mortgage obligations	$190.4	$5.4	5.6%	1.8	A-
Alt-A collateralized mortgage obligations	40.7	2.8	1.2	1.4	BBB+

Collateralized mortgage obligations	231.1	8.2	6.8	1.8	A-
Home equity (sub-prime bonds)	197.1	6.6	5.8	<.1	BBB

Residential mortgage-backed securities	428.2	14.8	12.6	.7	BBB+

Commercial mortgage-backed obligations:
Commercial mortgage-backed obligations	1,865.3	74.1	54.4	3.1	AA+
Commercial mortgage-backed obligations: interest only	183.4	10.7	5.4	2.1	AAA-

Commercial mortgage-backed obligations	2,048.7	84.8	59.8	3.0	AA+

Other asset-backed securities:
Automobile	498.2	5.7	14.5	1.1	AAA
Credit card	56.0	3.0	1.6	2.2	AAA
Other[1]	394.4	4.1	11.5	.8	AAA-

Other asset-backed securities	948.6	12.8	27.6	1.0	AAA-

Total asset-backed securities	$3,425.5	$112.4	100.0%	2.2	AA+

2011
Residential mortgage-backed securities:
Prime collateralized mortgage obligations	$228.6	$(9.6)	6.5%	1.2	A
Alt-A collateralized mortgage obligations	43.2	.9	1.2	2.1	A-

Collateralized mortgage obligations	271.8	(8.7)	7.7	1.3	A-
Home equity (sub-prime bonds)	155.1	(17.3)	4.4	<.1	A-

Residential mortgage-backed securities	426.9	(26.0)	12.1	.8	A-

Commercial mortgage-backed obligations:
Commercial mortgage-backed obligations	1,595.7	39.8	45.3	2.4	AA+
Commercial mortgage-backed obligations: interest only	280.9	7.0	8.0	1.6	AAA-

Commercial mortgage-backed obligations	1,876.6	46.8	53.3	2.2	AA+

Other asset-backed securities:
Automobile	682.6	5.1	19.4	1.3	AAA
Credit card	157.2	4.0	4.4	1.4	AAA
Other[1]	380.8	.9	10.8	1.1	AAA-

Other asset-backed securities	1,220.6	10.0	34.6	1.2	AAA-

Total asset-backed securities	$3,524.1	$30.8	100.0%	1.7	AA+

[1]	Includes equipment leases, manufactured housing, and other types of structured debt.

Substantially all of the asset-backed securities have widely available market quotes. As of December 31, 2012, 7% of our asset-backed securities were exposed to non-prime mortgage loans (home equity and Alt-A). Consistent with our plan to add high-quality, short-maturity, fixed-income securities, during 2012, we continued to purchase investment-grade structured securities, primarily in the commercial mortgage-backed and consumer asset-backed markets. These investments typically have a maturity profile of five years or less, and have substantial structural credit support (i.e., the amount of underlying principal balance that is available to absorb losses before our position begins to recognize losses due

App.-A-63

to further defaults). We reviewed all of our asset-backed securities for other-than-temporary impairment and yield or asset valuation adjustments under current accounting guidance, and we realized $1.7 million, $3.9 million, and $13.0 million in write-downs on these securities during the years ended December 31, 2012, 2011, and 2010, respectively. These write-downs occurred primarily in the residential mortgage sectors of our asset-backed portfolio as detailed below.

Collateralized Mortgage Obligations At December 31, 2012, 6.8% of our asset-backed securities were collateralized mortgage obligations (CMO), which are a component of our residential mortgage-backed securities. During the year ended December 31, 2012, we recorded $0.8 million in credit loss write-downs on our CMO portfolio due to estimated principal losses in the security’s most recent cash flow projections, including $0.1 million of Alt-A securities. During the years ended December 31, 2011 and 2010, we recorded $3.1 million and $1.7 million in write-downs on our CMO portfolio, respectively, including $0 and $0.4 million on Alt-A securities. The following table details the credit quality rating and fair value of our collateralized mortgage obligations, along with the loan classification and a comparison of the fair value at December 31, 2012, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Collateralized Mortgage Obligations (at December 31, 2012)
($ in millions) Rating[1]	Non-agency prime	Alt-A	Government/GSE[2]	Total	% of Total
AAA	$55.1	$.3	$9.0	$64.4	27.9%
AA	0	20.3	2.0	22.3	9.7
A	22.6	2.2	0	24.8	10.7
BBB	18.3	0	0	18.3	7.9
Non-investment grade	80.7	17.9	2.7	101.3	43.8

Total	$176.7	$40.7	$13.7	$231.1	100.0%

Increase (decrease) in value	2.4%	7.5%	9.6%	3.7%

[1]

The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings, our non-investment-grade securities (i.e., Group I) represent $10.3 million, or 4.5%, of the total.

[2]

The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).

Home-Equity Securities At December 31, 2012, 5.8% of our asset-backed securities were home-equity securities, which are a component of our residential mortgage-backed securities. We recorded $0.8 million, $0.2 million, and $9.4 million in write-downs for the years ended December 31, 2012, 2011, and 2010, respectively. The following table shows the credit quality rating of our home-equity securities, along with a comparison of the fair value at December 31, 2012, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Home-Equity Securities (at December 31, 2012)
($ in millions) Rating[1]	Total	% of Total
AAA	$11.5	5.8%
AA	11.4	5.8
A	34.4	17.4
BBB	21.4	10.9
Non-investment grade	118.4	60.1

Total	$197.1	100.0%

Increase (decrease) in value	3.4%

[1]	The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings, our non-investment-grade securities (i.e., Group I) represent $0.2 million.

App.-A-64

Commercial Mortgage-Backed Securities At December 31, 2012, 54.4% of our asset-backed securities were commercial mortgage-backed securities (CMBS bonds) and 5.4% were CMBS interest-only securities (IO). We recorded $0.1 million, $0.6 million, and $1.9 million in write-downs on our IO portfolio during the years ended December 31, 2012, 2011, and 2010, respectively. No write-downs were recorded on our CMBS bond portfolio during the same periods. The following table details the credit quality rating and fair value of our CMBS bond and IO portfolios:

Commercial Mortgage-Backed Securities (at December 31, 2012)[1]
($ in millions) Category	AAA	AA	A	BBB	Non-Investment Grade	Total	% of Total
CMBS bonds	$1,399.7	$202.2	$102.6	$126.1	$34.7	$1,865.3	91.0%
IO	168.5	5.2	0	0	9.7	183.4	9.0

Total fair value	$1,568.2	$207.4	$102.6	$126.1	$44.4	$2,048.7	100.0%

% of Total fair value	76.5%	10.1%	5.0%	6.2%	2.2%	100.0%

[1]

The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings for our CMBS bonds, the non-investment-grade securities (i.e., Group I) represent $68.8 million, or 3.4%, of the total.

The securities in the CMBS bond portfolio that are rated BBB or lower had a net unrealized gain of $15.6 million at December 31, 2012 and an average duration of 1.1 years, compared to 3.0 years for the entire CMBS portfolio. The BBB and non-investment-grade exposure includes $79.9 million of cell tower securitizations; all of these bonds have a single borrower, are backed by a cross-collateralized pool of cell towers throughout the U.S., and have significant net cash flow relative to their interest payments. The following table summarizes the composition of our CMBS bond portfolio:

CMBS Bond Portfolio (at December 31, 2012)
($ in millions) Vintage	Multi- Borrower	Single- Borrower	Total
1997-2005	$677.9	$0	$677.9
2006-2008	15.2	140.2	155.4
2009-2012	551.2	480.8	1,032.0

Total	$1,244.3	$621.0	$1,865.3

CMBS bonds that originated since 2009 are called “CMBS 2.0” and tend to have more conservative underwriting than the 2006-2008 vintages.

Planned amortization class IOs comprised $66.0 million of our $183.4 million IO portfolio. This is a class that is structured to provide bondholders with greater protection against loan prepayment, default, or extension risk. The bonds are at the top of the payment order for interest distributions and benefit from increased structural support over time as they repay. With the exception of $100.3 million in Freddie Mac senior multi-family IOs, we have no multi-borrower deal IOs originated after 2006.

MUNICIPAL SECURITIES

Included in the fixed-income portfolio at December 31, 2012 and 2011, were $1,964.4 million and $2,002.1 million, respectively, of state and local government obligations. These securities had a duration of 2.8 years and 2.6 years, at December 31, 2012 and 2011, respectively, with an overall credit quality rating of AA+ (excluding the benefit of credit support from bond insurance) for both years. These securities had net unrealized gains of $50.0 million and $63.5 million at December 31, 2012 and 2011, respectively. During the years ended December 31, 2012, 2011, and 2010, we did not record any write-downs on our municipal portfolio. The following table details the credit quality rating of our municipal securities at December 31, 2012, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2012)
(millions) Rating	General Obligations	Revenue Bonds	Total
AAA	$336.8	$579.5	$916.3
AA	382.1	581.4	963.5
A	31.6	10.6	42.2
BBB	0	38.9	38.9
Non-investment grade/non-rated	0	3.5	3.5

Total	$750.5	$1,213.9	$1,964.4

App.-A-65

Included in revenue bonds were $884.6 million of single family housing revenue bonds issued by state housing finance agencies, of which $442.8 million were supported by individual mortgages held by the state housing finance agencies and $441.8 million were supported by mortgage-backed securities. Of the programs supported by mortgage-backed securities, approximately 25% were collateralized by Fannie Mae and Freddie Mac mortgages; the remaining 75% were collateralized by Ginnie Mae loans, which are fully guaranteed by the U.S. government. Of the programs supported by individual mortgages held by the state housing finance agencies, the overall credit quality rating was AA+. Most of these mortgages were supported by FHA, VA, or private mortgage insurance providers.

Approximately 7%, or $133.6 million, of our total municipal securities were insured general obligation ($99.0 million) or revenue ($34.6 million) bonds with an overall credit quality rating of AA- at December 31, 2012, excluding the benefit of credit insurance provided by monoline insurers. These securities had a net unrealized gain of $5.6 million at December 31, 2012, compared to $9.2 million at December 31, 2011. We buy and hold these securities based on our evaluation of the underlying credit without reliance on the monoline insurance. Our investment policy does not require us to liquidate securities should the insurance provided by the monoline insurers cease to exist.

CORPORATE SECURITIES

Included in our fixed-income securities at December 31, 2012 and 2011, were $3,113.0 million and $2,896.2 million, respectively, of fixed-rate corporate securities. These securities had a duration of 3.3 years at December 31, 2012, compared to 3.2 years at December 31, 2011, with an overall credit quality rating of BBB for both years. These securities had net unrealized gains of $123.7 million and $87.8 million at December 31, 2012 and 2011, respectively. During the years ended December 31, 2012, 2011, and 2010, we did not record any write-downs on our corporate debt portfolio. The table below shows the exposure break-down by sector and rating, reflecting any changes in ratings since acquisition:

Corporate Securities (at December 31, 2012)
Sector	AAA	AA	A	BBB	Non-Investment Grade	% of Portfolio
Consumer	0%	0%	.8%	30.9%	4.1%	35.8%
Industrial	0	.5	3.0	14.3	6.5	24.3
Communications	0	0	1.2	11.9	.5	13.6
Financial Services	.2	2.2	5.4	6.4	1.1	15.3
Technology	0	0	.5	2.6	0	3.1
Basic Materials	0	0	0	3.5	.8	4.3
Energy	0	0	1.2	2.4	0	3.6

Total	.2%	2.7%	12.1%	72.0%	13.0%	100.0%

PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE

We hold both redeemable (i.e., mandatory redemption dates) and nonredeemable (i.e., perpetual with call dates) preferred stocks. At December 31, 2012, we held $374.7 million in redeemable preferred stocks and $812.4 million in nonredeemable preferred stocks, compared to $373.9 million and $806.3 million, respectively, at December 31, 2011.

Our preferred stock portfolio had net unrealized gains of $422.4 million and $333.5 million at December 31, 2012 and 2011, respectively. We did not record any write-downs on our preferred stock portfolio during the years ended December 31, 2012, 2011, or 2010.

Our preferred stock portfolio had a duration of 1.3 years, which reflects the portfolio’s exposure to changes in interest rates, at December 31, 2012, compared to 1.6 years at December 31, 2011. The overall credit quality rating was BBB- at December 31, 2012 and 2011. Approximately 30% of our preferred stock securities are fixed-rate securities, and 70% are floating-rate securities. All of our preferred securities have call or mandatory redemption features. Most of the securities are structured to provide some protection against extension risk in the event the issuer elects not to call such securities at their

App.-A-66

initial call date, by either paying a higher dividend amount or by paying floating-rate coupons. Of our fixed-rate securities, approximately 90% will convert to floating-rate dividend payments if not called at their initial call date. The interest rate duration of our preferred securities is calculated to reflect both the call and floating rate features. Although a preferred security may remain outstanding if not called, its interest rate duration will reflect the variable nature of the dividend. The table below shows the exposure break-down by sector and rating, reflecting any changes in ratings since acquisition:

Preferred Stocks (at December 31, 2012)
Sector	BBB	Non-Investment Grade/ Non- Rated	% of Preferred Stock Portfolio
Financial Services
U.S. banks	31.9%	23.1%	55.0%
Foreign banks	0	1.8	1.8
Insurance	7.7	9.9	17.6
Other	0	2.7	2.7

Total financial services	39.6	37.5	77.1
Industrials	5.7	9.3	15.0
Utilities	7.9	0	7.9

Total	53.2%	46.8%	100.0%

Approximately 65% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable. In addition, all of our non-investment-grade preferred stocks were with issuers that maintain investment-grade senior debt ratings.

Common Equities

Common equities, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2012		2011
Common stocks	$1,887.0	99.4%	$1,834.1	99.4%
Other risk investments	12.0	.6	11.5	.6

Total common equities	$1,899.0	100.0%	$1,845.6	100.0%

At December 31, 2012, 11.5% of the total investment portfolio was in common equities, compared to 11.6% at the same time in 2011. Our indexed common stock portfolio, which makes up 88.9% of our December 31, 2012 common stock holdings, is managed externally to track the Russell 1000 Index with an anticipated annual tracking error of +/- 50 basis points. Our individual holdings are selected based on their contribution to the correlation with the index. For both periods reported in the table above, the GAAP basis total return was within the desired tracking error when compared to the Russell 1000 Index. We held 740 out of 992, or 75%, of the common stocks comprising the Russell 1000 Index at December 31, 2012, which made up 93% of the total market capitalization of the index. During the year, we reduced our indexed portfolio by $330.0 million to reduce our overall risk profile in the portfolio.

The remaining 11.1% reflects our decision to invest in common stocks on an actively managed basis. We have two external investment managers who have the authority to invest up to $250 million in aggregate in common stocks, including one manager selected during 2012 with $100 million of authorization. At December 31, 2012, the fair value of the actively managed portfolio was $209.0 million, compared to a cost basis of $193.8 million; neither manager had fully deployed their allocated funds into common stock investments.

App.-A-67

We recorded $6.3 million in write-downs on our common equities during 2012, compared to $1.6 million during 2011 and $0.9 million during 2010.

The following is a summary of our indexed common stock portfolio holdings by sector compared to the Russell 1000 Index composition:

Sector	Equity Portfolio Allocation at December 31, 2012	Russell 1000 Allocation at December 31, 2012	Russell 1000 Sector Return in 2012
Consumer discretionary	14.3%	14.9%	25.8%
Consumer staples	8.3	8.5	10.3
Financial services	16.8	17.7	27.4
Health care	11.6	11.2	19.6
Materials and processing	4.5	4.6	18.0
Other energy	10.1	10.1	4.2
Producer durable	10.0	11.0	16.5
Technology	16.3	16.2	12.5
Utilities	6.2	5.8	7.8
Other equity	1.9	NA	NA

Total common stocks	100.0%	100.0%	16.5%

NA = Not Applicable

Trading Securities

At December 31, 2012 and 2011, we did not hold any trading securities and we did not have any net realized gains (losses) on trading securities for the years ended December 31, 2012, 2011, and 2010.

Derivative Instruments

We have invested in the following derivative exposures at various times: interest rate swaps, asset-backed credit default swaps, U.S. corporate credit default swaps, cash flow hedges, and equity options. See Note 2 – Investments for further discussion of our derivative positions.

For all derivative positions discussed below, realized holding period gains and losses are netted with any upfront cash that may be exchanged under the contract to determine if the net position should be classified either as an asset or liability. To be reported as a net derivative asset and a component of the available-for-sale portfolio, the inception-to-date realized gain on the derivative position at period end would have to exceed any upfront cash received. On the other hand, a net derivative liability would include any inception-to-date realized loss plus the amount of upfront cash received (or netted, if upfront cash was paid) and would be reported as a component of other liabilities. These net derivative assets/liabilities are not separately disclosed on the balance sheet due to their immaterial effect on our financial condition, cash flows, and results of operations.

App.-A-68

INTEREST RATE SWAPS

We invest in interest rate swaps primarily to manage the fixed-income portfolio duration. The following table summarizes our interest rate swap activity:

							Net Realized Gains (Losses)
(millions)	Date			Notional Value			Years ended December 31,
Term	Effective	Maturity	Coupon	2012	2011	2010	2012	2011	2010
Open:
5-year	05/2011	05/2016	Receive variable	$400	$400	$0	$(10.5)	$(20.0)	$0
5-year	08/2011	08/2016	Receive variable	500	500	0	(13.5)	(9.2)	0
9-year	12/2009	01/2019	Receive variable	363	363	713	(18.7)	(44.8)	(66.6)

Total open positions				$1,263	$1,263	$713	$(42.7)	$(74.0)	$(66.6)

Closed:
9-year	NA	NA	Receive variable	0	350	0	0	(25.5)	0

Total closed positions				$0	$350	$0	$0	$(25.5)	$0

Total interest rate swaps							$(42.7)	$(99.5)	$(66.6)

NA = Not Applicable

CORPORATE CREDIT DEFAULT SWAPS

We invest in corporate credit default swaps primarily to manage the fixed-income portfolio credit risk. The following table summarizes our corporate credit default swap activity:

(millions)	Date		Bought or Sold Protection	Notional Value			Net Realized Gains (Losses)
							Years ended December 31,
Term	Effective	Maturity		2012	2011	2010	2012	2011	2010
Open:
5-year	09/2008	09/2013	Bought	$0	$25	$25	$0	$(.2)	$.9
Corporate swap	NA	NA	Sold	0	0	10	0	0	1.2
Treasury Note[1]	NA	NA	Sold	0	0	10	0	0	.4

Total open positions							$0	$(.2)	$2.5

Closed:
2-year	NA	NA	Bought	$0	$0	$10	$0	$0	$0
4-year	NA	NA	Bought	0	0	15	0	0	(.2)
5-year	NA	NA	Bought	25	0	0	(1.0)	0	0
Corporate swap	NA	NA	Sold	0	10	0	0	.2	0
Treasury Note[1]	NA	NA	Sold	0	10	0	0	.3	0

Total closed positions							$(1.0)	$.5	$(.2)

Total corporate swaps							$(1.0)	$.3	$2.3

[1]	Used to replicate a long corporate bond position.

NA = Not Applicable

App.-A-69

CASH FLOW HEDGES

We repurchased $30.9 million, $15.0 million, and $222.9 million principal amount of our 6.70% Debentures during 2012, 2011, and 2010, respectively (see Note 4 – Debt for further discussion). We reclassified $0.6 million, $0.3 million, and $5.8 million (pretax) from accumulated other comprehensive income on the balance sheet to net realized gains (losses) on securities on the comprehensive income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the repurchased 6.70% Debentures.

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

During 2012, 2011, and 2010, we recognized $2.1 million, $2.6 million, and $2.7 million, respectively, as a net decrease to interest expense on our closed debt issuance cash flow hedges.

B. Investment Results

Investment income (interest and dividends, before investment and interest expenses) decreased 8% for 2012, compared to a decrease of 8% in 2011 and an increase of 3% for 2010. The reductions in both 2012 and 2011 were primarily the result of decreases in investment yields; in 2012, the decrease was partially offset by an increase in average assets. The increase in 2010 was the result of an increase in average invested assets, partially offset by a reduction in the portfolio yield.

We report total return to reflect more accurately the management philosophy governing the portfolio and our evaluation of investment results. The fully taxable equivalent (FTE) total return includes investment income, net realized gains (losses) on securities, and changes in unrealized gains (losses) on investments.

The following summarizes investment results for the years ended December 31:

	2012	2011	2010
Pretax investment book yield	2.9%	3.2%	3.5%
Weighted average FTE book yield	3.2%	3.6%	3.9%
FTE total return:
Fixed-income securities	5.5%	3.4%	6.9%
Common stocks	16.7%	2.5%	17.0%
Total portfolio	6.8%	3.2%	7.8%

A further break-down of the total returns for our portfolio, including the net gains (losses) on our derivative positions, for the years ended December 31, follows:

	2012	2011	2010
Fixed-income securities:
U.S. Treasury Notes	(.2)%	3.0%	4.7%
Municipal bonds	4.6%	6.9%	5.4%
Corporate bonds	7.3%	5.6%	8.4%
Commercial mortgage-backed securities	7.0%	3.8%	8.2%
Collateralized mortgage obligations	10.8%	.7%	10.7%
Asset-backed securities	4.9%	1.3%	7.0%
Preferred stocks	23.3%	0%	15.2%

Common stocks:
Indexed common stocks	17.0%	2.4%	17.0%
Actively managed common stocks	13.7%	1.1%	NA

NA = Not Applicable

App.-A-70

Investment expenses were $15.4 million in 2012, compared to $13.5 million in 2011 and $11.9 million in 2010. The increase in 2012 primarily reflects fees related to our external investment managers who were selected during 2012 and in the fourth quarter 2011. The increase in 2011 was the result of $1.0 million in expenses related to the issuance of our 3.75% Senior Notes during the year (see Note 4 – Debt for further discussion).

Interest expense in 2012 was $123.8 million, compared to $132.7 million in 2011 and $133.5 million in 2010. The decrease in 2012 reflects lower interest expense due to the retirement of $350 million of our 6.375% Senior Notes at maturity in January 2012, partially offset by additional expense incurred following the issuance of $500 million of our 3.75% Senior Notes in August 2011. The 2011 decrease reflects the 2010 repurchase of $222.9 million of our 6.70% Debentures, partially offset by the issuance of our 3.75% Senior Notes (see Note 4 – Debt for further discussion).

Other-Than-Temporary Impairment (OTTI)

Realized losses may include write-downs of securities determined to have had an other-than-temporary decline in fair value. The write-down activity recorded in the comprehensive income statements for the years ended December 31, was as follows:

(millions)	Total Write-downs	Write-downs on Securities Sold	Write-downs on Securities Held at Period End
2012
Residential mortgage-backed securities	$1.6	$0	$1.6
Commercial mortgage-backed securities	.1	0	.1

Total fixed income	1.7	0	1.7
Common equities	6.3	(4.5)	1.8

Total portfolio	$8.0	$(4.5)	$3.5

2011
Residential mortgage-backed securities	$3.3	$0	$3.3
Commercial mortgage-backed securities	.6	0	.6

Total fixed income	3.9	0	3.9
Common equities	1.6	(1.4)	.2

Total portfolio	$5.5	$(1.4)	$4.1

2010
Residential mortgage-backed securities	$11.1	$0	$11.1
Commercial mortgage-backed securities	1.9	0	1.9

Total fixed income	13.0	0	13.0
Common equities	.9	(.4)	.5

Total portfolio	$13.9	$(.4)	$13.5

See Critical Accounting Policies, Other-Than-Temporary Impairment for a complete discussion on our analysis regarding our treatment of OTTI.

App.-A-71

C. Repurchase and Reverse Repurchase Transactions

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

We earned income of $1.0 million, $0.4 million, and $1.2 million on reverse repurchase agreements for the years ended December 31, 2012, 2011, and 2010, respectively. We had $581.0 million of open reverse repurchase commitments with two counterparties at December 31, 2012, compared to $384.2 million open with two counterparties at December 31, 2011. During 2012, our largest single outstanding balance of reverse repurchase commitments was $1,245.1 million, which was open for one day; the average daily balance of reverse repurchase commitments was $775.9 million. During 2011, our largest single outstanding balance of reverse repurchase commitments was $975.0 million, which was open for four days; the average daily balance of reverse repurchase commitments was $618.7 million.

Additionally, during 2012 and 2011, we entered into repurchase commitment transactions for periods of 25 days and 10 days, respectively. In these transactions, we loaned U.S. Treasury securities to internally approved counterparties in exchange for cash equal to the fair value of the securities. The cash proceeds were invested in unsecured commercial paper with a maturity matching the repurchase transaction and issued by large, high-quality institutions. These transactions were entered into as overnight arrangements, and we had no open repurchase commitments at December 31, 2012 or 2011. During the period we invested in repurchase transactions in 2012, the largest single outstanding balance was $145.1 million, which was open for one day; the average daily balance of repurchase commitments was $144.2 million. In 2011, the largest single outstanding balance during the period we invested in repurchase transactions was $43.6 million, which was open for one day; the average daily balance was $43.5 million. We earned income of less than $0.1 million on these transactions during the periods they were open in 2012 and 2011, respectively.

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

A. Loss and LAE Reserves

Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2012, we had $7.0 billion of net loss and LAE reserves, which included $5.5 billion of case reserves and $1.5 billion of incurred but not recorded (IBNR) reserves.

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

We do not review loss reserves on a macro level and, therefore, do not derive a companywide range of reserves to compare to a standard deviation. Instead, we review a large majority of our reserves by product/state combination on a quarterly time frame, with the remaining reserves generally reviewed on a semiannual basis. A change in our scheduled reviews of a particular subset of the business depends on the size of the subset or emerging issues relating to the product or state. By reviewing the reserves at such a detailed level, we have the ability to identify and measure variances in the trends by state, product, and line coverage that otherwise would not be seen on a consolidated basis. Our intricate process of reviewing the aforementioned subsets makes compiling a companywide roll up to generate a range of needed loss reserves not meaningful.

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

App.-A-73

External items considered include the litigation atmosphere, state-by-state changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro, countrywide level.

The manner in which we consider and analyze the multitude of influences on the historical data, as well as how loss reserves affect our financial results, is discussed in more detail in our Report on Loss Reserving Practices, which was filed on August 7, 2012 via Form 8-K.

At December 31, 2012, Progressive had $7.8 billion of carried gross reserves and $7.0 billion of net reserves (net of reinsurance recoverables on unpaid losses). Our net reserve balance implicitly assumes that the loss and LAE severity for accident year 2012 over accident year 2011 will increase by 2.7% for personal auto liability and increase by 4.1% for commercial auto liability. Personal auto liability and commercial auto liability reserves represent approximately 97% of our total carried net reserves. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlement. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.

The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2012, if during 2013 we were to experience the indicated change in our estimate of severity for the 2012 accident year (i.e., claims that occurred in 2012):

	Estimated Changes in Severity for Accident Year 2012
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$5,251.9	$5,385.3	$5,518.7	$5,652.1	$5,785.5
Commercial auto liability	1,242.8	1,260.6	1,278.4	1,296.2	1,314.0
Other[1]	179.2	179.2	179.2	179.2	179.2

Total	$6,673.9	$6,825.1	$6,976.3	$7,127.5	$7,278.7

[1]	Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2012 accident year would affect our personal auto liability reserves by $66.7 million and our commercial auto reserves by $8.9 million.

Our 2012 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2012, 2011, and 2010, in the aggregate, accounted for approximately 92% of our reserve balance. If during 2013 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2012, 2011, and 2010), the effect to our year-end 2012 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2012, 2011, and 2010
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$4,767.9	$5,143.3	$5,518.7	$5,894.1	$6,269.5
Commercial auto liability	1,176.8	1,227.6	1,278.4	1,329.2	1,380.0
Other[1]	179.2	179.2	179.2	179.2	179.2

Total	$6,123.9	$6,550.1	$6,976.3	$7,402.5	$7,828.7

[1]	Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.

Note: Every percentage point change in our estimate of severity for the 2012, 2011, and 2010 accident years would affect our personal auto liability reserves by $187.7 million and our commercial auto reserves by $25.4 million.

App.-A-74

Our best estimate of the appropriate amount for our reserves as of year-end 2012 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is “reasonably likely” to occur. The above tables show the possible favorable or unfavorable development we will realize if our estimates miss by 2% or 4%. During 2012, our estimate of the needed reserves at the end of 2011 increased 0.3%. The following table shows how we have performed against this goal over the last ten years:

($ in millions) For the years ended December 31,	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Loss and LAE Reserves-net[1]	$3,632.1	$4,346.4	$4,948.5	$5,313.1	$5,363.6	$5,655.2	$5,932.9	$6,123.6	$6,366.9	$6,460.1	$6,976.3

Re-estimated reserves as of:
One year later	3,576.0	4,237.3	4,592.6	5,066.2	5,443.9	5,688.4	5,796.9	5,803.2	6,124.9	6,482.1
Two years later	3,520.7	4,103.3	4,485.2	5,130.5	5,469.8	5,593.8	5,702.1	5,647.7	6,074.4	—
Three years later	3,459.2	4,048.0	4,501.6	5,093.6	5,381.9	5,508.0	5,573.8	5,575.0	—	—
Four years later	3,457.8	4,070.0	4,471.0	5,046.7	5,336.5	5,442.1	5,538.5	—	—	—
Five years later	3,475.4	4,073.7	4,475.5	5,054.6	5,342.8	5,452.8	—	—	—	—
Six years later	3,472.5	4,072.4	4,486.4	5,060.8	5,352.8	—	—	—	—	—
Seven years later	3,470.1	4,080.5	4,486.3	5,070.2	—	—	—	—	—	—
Eight years later	3,477.3	4,077.8	4,493.3	—	—	—	—	—	—	—
Nine years later	3,475.9	4,082.7	—	—	—	—	—	—	—	—
Ten years later	3,479.8	—	—	—	—	—	—	—	—	—
Cumulative Development:
Favorable(Unfavorable)	$152.3	$263.7	$455.2	$242.9	$10.8	$202.4	$394.4	$548.6	$292.5	$(22.0)
Percentage[2]	4.2	6.1	9.2	4.6	0.2	3.6	6.6	9.0	4.6	(0.3)

[1]	Represents loss and LAE reserves net of reinsurance recoverables on net unpaid losses at the balance sheet date.

[2]	Cumulative development ÷ loss and LAE reserves.

Note: The chart above represents the development of the property-casualty loss and LAE reserves for 2002 through 2011. The last line in the triangle for each year represents the following:

Re-estimated reserves = Total amount paid to-date + Re-estimated liability for unpaid losses and LAE-net

Changes in the estimated severity and the actual number of late reported claims are the cause of the change in our re-estimated reserves from year to year. The cumulative development represents the aggregate change in our estimates over all years.

Our bodily injury severity change was much lower than we expected between 2002 and 2005; thus, the reserve run-off for these years was very favorable following the end of each year, or about 4% to 9% of our original carried amounts. The reserve development for 2006 and 2007 was less than 4% of our original carried reserves. For both 2008 and 2009, we experienced favorable reserve development of more than 6% of our original estimates, which reflects the decreases in severity we experienced in both our personal auto (about 4%) and Commercial Auto (about 6%) businesses through 2012. The favorable development of approximately 5% for 2010 also reflects lower severity estimates for both personal auto and Commercial Auto, but to a lesser extent than the previous two years. For 2011, we experienced very minimal unfavorable development, or less than 0.5% of our original estimate.

Because Progressive is primarily an insurer of motor vehicles, we have minimal exposure as an insurer of environmental, asbestos, and general liability claims.

App.-A-75

B. Other-Than-Temporary Impairment (OTTI)

Realized losses may include write-downs of securities determined to have had an other-than-temporary decline in fair value. We routinely monitor our portfolio for pricing changes that might indicate potential impairments and perform detailed reviews of securities with unrealized losses based on predetermined guidelines. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to: (i) fundamental factors specific to the issuer, such as financial conditions, business prospects, or other factors; (ii) market-related factors, such as interest rates or equity market declines (e.g., negative return at either a sector index level or at the broader market level); or (iii) credit-related losses, where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security.

Fixed-income securities and common equities with declines attributable to issuer-specific fundamentals are reviewed to identify available evidence, circumstances, and influences to estimate the potential for, and timing of, recovery of the investment’s impairment. An other-than-temporary impairment loss is deemed to have occurred when the potential for recovery does not satisfy the criteria set forth in the current accounting guidance.

For fixed-income investments with unrealized losses due to market- or sector-related declines, the losses are not deemed to qualify as other-than-temporary if we do not have the intent to sell the investments, and it is more likely than not that we will not be required to sell the investments, prior to the period of time that we anticipate to be necessary for the investments to recover their cost bases. In general, our policy for common equity securities with market- or sector-related declines is to recognize impairment losses on individual securities with losses we cannot reasonably conclude will recover in the near term under historical conditions (i) when we are able to objectively determine that the loss is other-than-temporary, or (ii) when the security has been in a significant loss position for three consecutive quarters.

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

The following table stratifies the gross unrealized losses in our fixed-income and common equity portfolios at December 31, 2012, by the duration in a loss position and magnitude of the loss as a percentage of the cost of the security:

	Fair Value	Total Gross Unrealized Losses	Decline of Investment Value
(millions)			>15%	>25%	>35%	>45%
Fixed Income:
Unrealized loss for less than 12 months	$339.3	$2.1	$0	$0	$0	$0
Unrealized loss for 12 months or greater	288.7	21.6	7.1	6.4	.1	0

Total	$628.0	$23.7	$7.1	$6.4	$.1	$0

Common Equity:
Unrealized loss for less than 12 months	$100.7	$8.2	$5.3	$.3	$0	$0
Unrealized loss for 12 months or greater	17.5	2.1	1.0	0	0	0

Total	$118.2	$10.3	$6.3	$.3	$0	$0

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

Since total unrealized losses are already a component of other comprehensive income and included in shareholders’ equity, any recognition of these losses as additional OTTI losses would have no effect on our comprehensive income, book value, or reported investment total return.

App.-A-76

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Statements in this report that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions, and projections generally; inflation and changes in economic conditions (including changes in interest rates and financial markets); the possible failure of one or more governmental entities to make scheduled debt payments or satisfy other obligations; the potential or actual downgrading of governmental, corporate, or other securities by a rating agency; the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolios and other companies with which we have ongoing business relationships, including counterparties to certain financial transactions; the accuracy and adequacy of our pricing and loss reserving methodologies; the competitiveness of our pricing and the effectiveness of our initiatives to retain more customers; initiatives by competitors and the effectiveness of our response; our ability to obtain regulatory approval for requested rate changes and the timing thereof; the effectiveness of our brand strategy and advertising campaigns relative to those of competitors; legislative and regulatory developments, including, but not limited to, health care reform and tax law changes; the outcome of disputes relating to intellectual property rights; the outcome of litigation or governmental investigations that may be pending or filed against us; weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail, and winter conditions); changes in driving patterns and loss trends; acts of war and terrorist activities; our ability to maintain the uninterrupted operation of our facilities, systems (including information technology systems), and business functions, and safeguard personal and sensitive information in our possession; court decisions and trends in litigation and health care and auto repair costs; and other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

App.-A-77

Supplemental Information

The Progressive Corporation and Subsidiaries

Ten Year Summary – Selected Financial Information

(unaudited)

(millions - except ratios, policies in force, per share amounts, and number of people employed)	2012	2011	2010	2009	2008
Net premiums written	$16,372.7	$15,146.6	$14,476.8	$14,002.9	$13,604.3
Growth	8%	5%	3%	3%	(1)%
Net premiums earned	$16,018.0	$14,902.8	$14,314.8	$14,012.8	$13,631.4
Growth	7%	4%	2%	3%	(2)%
Policies in force (thousands):
Personal Lines	12,735.3	12,283.8	11,702.7	10,940.6	10,464.9
Growth	4%	5%	7%	5%	3%
Commercial Auto	519.6	509.1	510.4	512.8	539.4
Growth	2%	0%	0%	(5)%	0%
Total revenues[1]	$17,083.9	$15,774.6	$15,215.5	$14,791.1	$13,049.0
Underwriting margins:[2]
Personal Lines	4.4%	6.8%	7.0%	7.6%	5.4%
Commercial Auto	5.2%	9.1%	12.5%	14.2%	5.3%
Total underwriting operations	4.4%	7.0%	7.6%	8.4%	5.4%
Net income (loss)	$902.3	$1,015.5	$1,068.3	$1,057.5	$(70.0)
Per share[3]	1.48	1.59	1.61	1.57	(.10)
Average equivalent shares[3]	607.8	636.9	663.3	672.2	668.0
Comprehensive income (loss)	$1,080.8	$924.3	$1,398.8	$1,752.2	$(614.7)
Total assets	$22,694.7	$21,844.8	$21,150.3	$20,049.3	$18,250.5
Debt outstanding	2,063.1	2,442.1	1,958.2	2,177.2	2,175.5
Total shareholders’ equity	6,007.0	5,806.7	6,048.9	5,748.6	4,215.3
Statutory surplus	5,605.2	5,269.2	5,073.0	4,953.6	4,470.6
Common shares outstanding	604.6	613.0	662.4	672.6	676.5
Common share price:
High	$23.41	$22.08	$22.13	$18.10	$21.31
Low	19.01	16.88	16.18	9.76	10.29
Close (at December 31)	21.10	19.51	19.87	17.99	14.81
Market capitalization	$12,757.1	$11,959.6	$13,161.9	$12,100.1	$10,019.0
Book value per common share	9.94	9.47	9.13	8.55	6.23
Ratios:
Return on average shareholders’ equity
Net income	14.5%	16.5%	17.1%	21.4%	(1.5)%
Comprehensive income	17.4%	15.0%	22.3%	35.5%	(13.3)%
Debt to total capital	25.6%	29.6%	24.5%	27.5%	34.0%
Price to earnings[4]	14.3	12.3	12.3	11.5	NA
Price to book	2.1	2.1	2.2	2.1	2.4
Earnings to fixed charges[4]	11.0	x	11.6	x	11.9	x	11.3	x	NA
Net premiums written to statutory surplus	2.9	2.9	2.9	2.8	3.0
Statutory combined ratio	95.2	92.9	92.5	91.6	94.6
Dividends declared per share[5]	$1.2845	$.4072	$1.3987	$.1613	$0
Number of people employed	25,889	25,007	24,638	24,661	25,929

All	share and per share amounts were adjusted for the May 18, 2006, 4-for-1 stock split.

[1]	Revenues for 2011 and prior have been revised to conform to the 2012 presentation. See the “Revision” section of Note 1 – Reporting and Accounting Policies for further information.

[2]	Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 10 – Segment Information, as a percentage of net premiums earned.

[3]	Amounts reflect basic net income per share and basic average equivalent shares for 2008 since we reported a net loss; all other periods are presented on a diluted basis.

App.-A-78

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2007	2006	2005	2004	2003
Net premiums written	$13,772.5	$14,132.0	$14,007.6	$13,378.1	$11,913.4
Growth	(3)%	1%	5%	12%	26%
Net premiums earned	$13,877.4	$14,117.9	$13,764.4	$13,169.9	$11,341.0
Growth	(2)%	3%	5%	16%	28%
Policies in force (thousands):
Personal Lines	10,115.6	9,741.1	9,494.0	8,680.3	7,807.9
Growth	4%	3%	9%	11%	19%
Commercial Auto	539.2	503.2	468.2	420.2	365.1
Growth	7%	7%	11%	15%	26%
Total revenues[1]	$14,902.9	$15,008.5	$14,529.8	$14,003.6	$12,104.3
Underwriting margins:[2]
Personal Lines	7.0%	12.3%	11.0%	14.1%	12.1%
Commercial Auto	10.1%	19.8%	17.9%	21.1%	17.5%
Total underwriting operations	7.4%	13.3%	11.9%	14.9%	12.7%
Net income (loss)	$1,182.5	$1,647.5	$1,393.9	$1,648.7	$1,255.4
Per share[3]	1.65	2.10	1.74	1.91	1.42
Average equivalent shares[3]	718.5	783.8	799.3	864.8	882.1
Comprehensive income (loss)	$1,071.0	$1,853.1	$1,347.8	$1,668.5	$1,511.1
Total assets	$18,843.1	$19,482.1	$18,898.6	$17,184.3	$16,281.5
Debt outstanding	2,173.9	1,185.5	1,284.9	1,284.3	1,489.8
Total shareholders’ equity	4,935.5	6,846.6	6,107.5	5,155.4	5,030.6
Statutory surplus	4,587.3	4,963.7	4,674.1	4,671.0	4,538.3
Common shares outstanding	680.2	748.0	789.3	801.6	865.8
Common share price:
High	$25.16	$30.09	$31.23	$24.32	$21.17
Low	17.26	22.18	20.35	18.28	11.56
Close (at December 31)	19.16	24.22	29.20	21.21	20.90
Market capitalization	$13,032.6	$18,116.6	$23,040.7	$17,001.9	$18,088.9
Book value per common share	7.26	9.15	7.74	6.43	5.81
Ratios:
Return on average shareholders’ equity
Net income	19.5%	25.3%	25.0%	30.0%	29.1%
Comprehensive income	17.7%	28.4%	24.1%	30.4%	35.0%
Debt to total capital	30.6%	14.8%	17.4%	19.9%	22.8%
Price to earnings[4]	11.6	11.5	16.7	11.1	14.7
Price to book	2.6	2.6	3.8	3.3	3.6
Earnings to fixed charges[4]	13.5	x	24.7	x	21.3	x	27.1	x	18.8	x
Net premiums written to statutory surplus	3.0	2.8	3.0	2.9	2.6
Statutory combined ratio	92.7	86.5	87.4	84.6	86.2
Dividends declared per share[5]	$2.1450	$.0325	$.0300	$.0275	$.0250
Number of people employed	26,851	27,778	28,336	27,085	25,834

[4]	Ratios are not applicable (NA) for 2008 since we reported a net loss for the year.

[5]

Progressive transitioned to an annual variable dividend policy beginning in 2007. In accordance with this policy, no dividend was declared in 2008 since our comprehensive income was less than after-tax underwriting income. In addition to the annual variable dividend, Progressive’s Board declared special cash dividends of $1.00 per common share in both 2012 and 2010, and $2.00 per common share in 2007. Progressive paid quarterly dividends prior to 2007.

App.-A-79

The Progressive Corporation and Subsidiaries

Quarterly Financial and Common Share Data

(unaudited)

(millions – except per share amounts)
		Net Income		Stock Price[1]
								Dividends
	Total		Per				Rate of	Declared
Quarter	Revenues[2]	Total	Share	High	Low	Close	Return[3]	Per Share[4]
2012
1	$4,126.4	$257.6	$.42	$23.37	$19.01	$23.18		$0
2	4,183.0	118.6	.19	23.41	20.22	20.83		0
3	4,423.9	277.0	.46	21.28	19.17	20.74		0
4	4,350.6	249.1	.41	23.19	20.68	21.10		1.2845

	$17,083.9	$902.3	$1.48	$23.41	$19.01	$21.10	15.4%	$1.2845

2011
1	$3,954.6	$362.9	$.55	$21.24	$19.12	$21.13		$0
2	3,938.9	245.2	.38	22.08	19.79	21.38		0
3	3,878.7	150.7	.24	21.66	16.88	17.76		0
4	4,002.4	256.7	.42	19.74	16.97	19.51		.4072

	$15,774.6	$1,015.5	$1.59	$22.08	$16.88	$19.51	.2%	$.4072

2010
1	$3,731.8	$295.6	$.44	$19.69	$16.18	$19.09		$0
2	3,746.5	211.9	.32	20.94	18.67	18.72		0
3	3,831.5	261.6	.40	21.59	18.41	20.87		0
4	3,905.7	299.2	.45	22.13	19.54	19.87		1.3987

	$15,215.5	$1,068.3	$1.61	$22.13	$16.18	$19.87	16.9%	$1.3987

[1]	Prices are as reported on the consolidated transaction reporting system. Progressive’s common shares are listed on the New York Stock Exchange under the symbol PGR.

[2]	Revenues for 2011 and 2010 have been revised to conform to the 2012 presentation. See the “Revision” section of Note 1 – Reporting and Accounting Policies for further information.

[3]	Represents annual rate of return, assuming dividend reinvestment.

[4]

Progressive maintains an annual variable dividend policy under which a dividend is typically declared each December and paid early the following year. In addition to the annual variable dividend, in both October 2012 and 2010, Progressive’s Board declared special cash dividends, each for $1.00 per common share, that were paid in November 2012 and December 2010, respectively.

App.-A-80

The Progressive Corporation and Subsidiaries

Performance Graph

(unaudited)

The following performance graph compares the performance of Progressive’s Common Shares (“PGR”) to the Standard & Poor’s Index (“S&P Index”) and the Value Line Property/Casualty Industry Group (“P/C Group”) for the last five years.

Cumulative Five-Year Total Return*

PGR, S&P Index, P/C Group (Performance Results through 12/31/12)

(Assumes $100 was invested at the close of trading on December 31, 2007)
	2008	2009	2010	2011	2012
PGR	$78.11	$94.88	$110.92	$111.09	$128.32
S&P Index	63.53	80.34	92.44	94.39	109.49
P/C Group	71.28	87.77	105.96	113.67	136.30

*Assumes reinvestment of dividends

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

App.-A-83

The Progressive Corporation and Subsidiaries

Quantitative Market Risk Disclosures

(unaudited)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2012, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. We had no trading financial instruments at December 31, 2012 and 2011. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for our discussion of the qualitative information about market risk.

OTHER-THAN-TRADING FINANCIAL INSTRUMENTS

Financial instruments subject to interest rate risk were:

	Fair Value
	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change[1]	Change[1]	Actual	Change	Change
U.S. government obligations[2]	$2,888.6	$2,888.6	$2,896.5	$2,872.4	$2,848.7
State and local government obligations	2,022.3	2,010.0	1,964.4	1,912.0	1,861.0
Asset-backed securities	3,500.2	3,478.2	3,425.5	3,348.7	3,275.5
Corporate securities	3,197.1	3,179.6	3,113.0	3,008.7	2,907.5
Nonredeemable preferred stocks	832.7	822.5	812.4	802.2	767.7
Redeemable preferred stocks	384.0	379.3	374.7	370.0	354.0
Short-term investments	1,990.0	1,990.0	1,990.0	1,990.0	1,990.0

Balance as of December 31, 2012	$14,814.9	$14,748.2	$14,576.5	$14,304.0	$14,004.4

Balance as of December 31, 2011	$14,274.7	$14,253.2	$14,117.4	$13,865.7	$13,630.0

1 The amounts reflect an interest rate of 1 basis point when the hypothetical decline in interest rates would have pushed yields to a negative level.

2 Due to the low interest rate environment and our portfolio containing no U.S. Treasury Notes at the longer end of the yield curve, the loss in value associated with the interest rate swap derivative positions with a short exposure (i.e., paying fixed, receiving variable) to interest rates would exceed the increase in value of our long U.S. Treasury Notes, resulting in an overall decline in value of these securities at the -100 bps and -200 bps movement.

Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. Bonds and preferred stocks are individually priced to yield to the worst case scenario, which includes any issuer-specific features, such as a call option. Asset-backed securities and state and local government housing securities are priced assuming deal specific prepayment scenarios, considering the deal structure, prepayment penalties, yield maintenance agreements, and the underlying collateral.

Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities as of December 31, 2012	$1,705.3	$1,899.0	$2,092.7
Common equities as of December 31, 2011	$1,659.2	$1,845.6	$2,032.0

The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common stock portfolio’s weighted average beta of 1.02 for 2012 and 1.01 for 2011. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of securities without betas is 0.6%.

App.-A-84

The Progressive Corporation and Subsidiaries

Net Premiums Written by State

(unaudited)

($ in millions)	2012		2011		2010		2009		2008
Florida	$2,000.1	12.2%	$1,683.1	11.1%	$1,603.2	11.1%	$1,667.0	11.9%	$1,631.0	12.0%
Texas	1,536.6	9.4	1,403.8	9.3	1,321.4	9.1	1,228.9	8.8	1,151.3	8.5
California	954.4	5.8	935.8	6.2	914.1	6.3	951.9	6.8	1,016.3	7.5
New York	782.3	4.8	713.4	4.7	685.3	4.7	704.1	5.0	738.8	5.4
Georgia	757.1	4.6	738.2	4.9	714.6	4.9	682.9	4.9	699.7	5.1
Ohio	725.8	4.4	689.0	4.5	652.5	4.5	623.9	4.5	632.4	4.7
Pennsylvania	644.2	3.9	623.1	4.1	608.5	4.2	580.7	4.1	563.7	4.1
New Jersey	600.1	3.7	496.3	3.3	440.6	3.1	405.9	2.9	341.0	2.5
Louisiana	515.9	3.2	496.1	3.3	465.9	3.2	414.5	3.0	373.7	2.7
Michigan	488.5	3.0	471.7	3.1	448.4	3.1	455.3	3.2	461.8	3.4
All other	7,367.7	45.0	6,896.1	45.5	6,622.3	45.8	6,287.8	44.9	5,994.6	44.1

Total	$16,372.7	100.0%	$15,146.6	100.0%	$14,476.8	100.0%	$14,002.9	100.0%	$13,604.3	100.0%

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

[2]

Any policyholder, claimant, or other interested party who has any complaint or concern regarding any claim handling or other claims-related issue may report such complaint or concern using the contact information above. The complaint or concern will be promptly forwarded to the appropriate management personnel in our claims organization for review and response.

Annual Meeting  The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on May 16, 2013, at 10 a.m. eastern time. There were 3,114 shareholders of record on December 31, 2012.

Common Shares and Dividends  The Progressive Corporation’s common shares are traded on the New York Stock Exchange (symbol PGR). Progressive currently has an annual variable dividend policy. We expect the Board to declare the next annual variable dividend, subject to policy limitations, in December 2013, with a record date in January 2014 and payment shortly thereafter. A complete description of our annual variable dividend policy can be found at: progressive.com/dividend.

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

Whistleblower Protections  Progressive will not retaliate against any officer or employee of Progressive because of any lawful act done by the officer or employee to provide information or otherwise assist in investigations regarding conduct that the officer or employee reasonably believes to be a violation of federal securities laws or of any rule or regulation of the Securities and Exchange Commission or federal securities laws relating to fraud against shareholders. View the complete Whistleblower Protections at progressive.com/governance.

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

Online Annual Report and Proxy Statement  Our 2012 Annual Report to Shareholders can be found at: progressive.com/annualreport.

We have also posted copies of our 2013 Proxy Statement and 2012 Annual Report to Shareholders, in a “PDF” format, at: progressiveproxy.com.

App.-A-87

Directors
Stuart B. Burgdoerfer[1,6]	Peter B. Lewis[2,4,6]	[1] Audit Committee Member
Executive Vice President and	Chairman of the Board,	[2] Executive Committee Member
Chief Financial Officer,	The Progressive Corporation	[3] Compensation Committee Member
Limited Brands, Inc.	(non-executive)	[4] Investment and Capital Committee
(retailing)		Member
	Heidi G. Miller, Ph.D.[1,6]	[5] Nominating and Governance
Charles A. Davis[4,5,6]	Retired President of International,	Committee Member
Chief Executive Officer,	JPMorgan Chase & Co.	[6] Independent Director
Stone Point Capital LLC	(financial services)
(private equity investing)

Roger N. Farah[3,6]	Patrick H. Nettles, Ph.D.[1,6]
President and Chief Operating Officer,	Executive Chairman,
Ralph Lauren Corporation	Ciena Corporation
(lifestyle products)	(telecommunications)

Lawton W. Fitt[4,5,6]	Glenn M. Renwick[2]
Retired Partner,	President and Chief Executive Officer,
Goldman Sachs Group	The Progressive Corporation
(financial services)

Stephen R. Hardis[2,4,5,6]	Bradley T. Sheares, Ph.D.[3,6]
Retired Chairman of the Board and	Former Chief Executive Officer,
Chief Executive Officer,	Reliant Pharmaceuticals, Inc.
Eaton Corporation	(pharmaceuticals)
(manufacturing)

Jeffrey D. Kelly[3,6]
Executive Vice President and
Chief Financial Officer,
RenaissanceRe Holdings, Ltd.
(reinsurance services)

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