Form 10-K, Exhibit 13
period 2013-12-31
PROGRESSIVE CORP/OH/
filed 2014-02-26
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION
2013 ANNUAL REPORT TO SHAREHOLDERS

- App.-A-1 -

The Progressive Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31,

(millions — except per share amounts)	2013	2012	2011
Revenues
Net premiums earned	$17,103.4	$16,018.0	$14,902.8
Investment income	422.0	443.0	480.0
Net realized gains (losses) on securities:
Other-than-temporary impairment (OTTI) losses:
Total OTTI losses	(6.0)	(7.3)	(6.0)
Non-credit losses, net of credit losses recognized on previously recorded non-credit OTTI losses	(.1)	(.7)	.5
Net impairment losses recognized in earnings	(6.1)	(8.0)	(5.5)
Net realized gains (losses) on securities	324.5	314.8	108.1
Total net realized gains (losses) on securities	318.4	306.8	102.6
Fees and other revenues	291.8	281.8	266.5
Service revenues	39.6	36.1	22.8
Gains (losses) on extinguishment of debt	(4.3)	(1.8)	(.1)
Total revenues	18,170.9	17,083.9	15,774.6
Expenses
Losses and loss adjustment expenses	12,472.4	11,948.0	10,634.8
Policy acquisition costs	1,451.8	1,436.6	1,399.2
Other underwriting expenses	2,350.9	2,206.3	2,088.0
Investment expenses	18.8	15.4	13.5
Service expenses	38.8	36.1	19.4
Interest expense	118.2	123.8	132.7
Total expenses	16,450.9	15,766.2	14,287.6
Net Income
Income before income taxes	1,720.0	1,317.7	1,487.0
Provision for income taxes	554.6	415.4	471.5
Net income	$1,165.4	$902.3	$1,015.5
Other Comprehensive Income (Loss), Net of Tax
Net unrealized gains (losses) on securities:
Net non-credit related OTTI losses, adjusted for valuation changes	$.3	$5.1	$(3.6)
Other net unrealized gains (losses) on securities	84.0	174.8	(80.9)
Total net unrealized gains (losses) on securities	84.3	179.9	(84.5)
Net unrealized gains on forecasted transactions	(2.0)	(1.8)	(6.8)
Foreign currency translation adjustment	(1.6)	.4	.1
Other comprehensive income (loss)	80.7	178.5	(91.2)
Comprehensive income	$1,246.1	$1,080.8	$924.3
Computation of Net Income Per Share
Average shares outstanding — Basic	599.1	603.3	632.3
Net effect of dilutive stock-based compensation	4.5	4.5	4.6
Total equivalent shares — Diluted	603.6	607.8	636.9
Basic: Net income per share	$1.95	$1.50	$1.61
Diluted: Net income per share	$1.93	$1.48	$1.59
See notes to consolidated financial statements.

- App.-A-2 -

The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets
December 31,

(millions)	2013	2012
Assets
Investments — Available-for-sale, at fair value:
Fixed maturities (amortized cost: $13,415.3 and $11,373.9)	$13,540.4	$11,774.1
Equity securities:
Nonredeemable preferred stocks (cost: $445.7 and $404.0)	711.2	812.4
Common equities (cost: $1,451.1 and $1,370.3)	2,530.5	1,899.0
Short-term investments (amortized cost: $1,272.6 and $1,990.0)	1,272.6	1,990.0
Total investments	18,054.7	16,475.5
Cash	75.1	179.1
Accrued investment income	89.8	90.0
Premiums receivable, net of allowance for doubtful accounts of $142.4 and $138.6	3,310.7	3,183.7
Reinsurance recoverables, including $44.3 and $38.9 on paid losses and loss adjustment expenses	1,090.2	901.0
Prepaid reinsurance premiums	74.9	66.3
Deferred acquisition costs	447.6	434.5
Property and equipment, net of accumulated depreciation of $680.4 and $625.0	960.9	933.7
Net deferred income taxes	0	109.4
Other assets	304.3	321.5
Total assets	$24,408.2	$22,694.7
Liabilities and Shareholders’ Equity
Unearned premiums	$5,174.5	$4,930.7
Loss and loss adjustment expense reserves	8,479.7	7,838.4
Net deferred income taxes	28.4	0
Dividends payable	890.2	172.0
Accounts payable, accrued expenses, and other liabilities[1]	1,785.0	1,683.5
Debt[2]	1,860.9	2,063.1
Total liabilities	18,218.7	16,687.7
Common shares, $1.00 par value (authorized 900.0; issued 797.6 and 797.7, including treasury shares of 201.8 and 193.1)	595.8	604.6
Paid-in capital	1,142.0	1,077.0
Retained earnings	3,500.0	3,454.4
Accumulated other comprehensive income, net of tax:
Net non-credit related OTTI losses, adjusted for valuation changes	0	(.3)
Other net unrealized gains (losses) on securities	947.0	863.0
Total net unrealized gains (losses) on securities	947.0	862.7
Net unrealized gains on forecasted transactions	4.1	6.1
Foreign currency translation adjustment	.6	2.2
Total accumulated other comprehensive income	951.7	871.0
Total shareholders’ equity	6,189.5	6,007.0
Total liabilities and shareholders’ equity	$24,408.2	$22,694.7

1 See Note 12 – Litigation and Note 13 – Commitments and Contingencies for further discussion.
2 Consists of both short- and long-term debt. See Note 4 – Debt for further discussion.
See notes to consolidated financial statements.

- App.-A-3 -

The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31,

(millions — except per share amounts)	2013	2012	2011
Common Shares, $1.00 Par Value
Balance, Beginning of year	$604.6	$613.0	$662.4
Stock options exercised	0.1		2.0
Treasury shares purchased[1]	(11.0)	(8.6)	(51.3)
Net restricted equity awards issued/vested/(forfeited)	2.2	.1	(.1)
Balance, End of year	$595.8	$604.6	$613.0
Paid-In Capital
Balance, Beginning of year	$1,077.0	$1,006.2	$1,007.1
Stock options exercised	0.4		20.4
Tax benefit from exercise/vesting of equity-based compensation	10.3	5.8	6.4
Treasury shares purchased[1]	(20.4)	(14.5)	(80.7)
Net restricted equity awards (issued)/(vested)/forfeited	(2.2)	(.1)	.1
Amortization of equity-based compensation	64.9	62.4	50.3
Reinvested dividends on restricted stock units	12.4	11.2	2.6
Other	0	5.6	0
Balance, End of year	$1,142.0	$1,077.0	$1,006.2
Retained Earnings
Balance, Beginning of year	$3,454.4	$3,495.0	$3,595.7
Net income	1,165.4	902.3	1,015.5
Treasury shares purchased[1]	(242.0)	(151.1)	(865.8)
Cash dividends declared on common shares ($1.4929, $1.2845, and $.4072 per share)	(889.2)	(772.5)	(248.1)
Reinvested dividends on restricted stock units	(12.4)	(11.2)	(2.6)
Other, net	23.8	(8.1)	.3
Balance, End of year	$3,500.0	$3,454.4	$3,495.0
Accumulated Other Comprehensive Income, Net of Tax
Balance, Beginning of year	$871.0	$692.5	$783.7
Other comprehensive income (loss)	80.7	178.5	(91.2)
Balance, End of year	$951.7	$871.0	$692.5
Total Shareholders’ Equity	$6,189.5	$6,007.0	$5,806.7
1 In December 2013, we purchased 4.0 million shares at a price of $25.50 per share in a privately negotiated transaction with the "Peter B. Lewis Trust under Agreement dated December 21, 1994, as modified." Mr. Lewis was our non-executive Chairman of the Board until his death in November 2013.
There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.
There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.
See notes to consolidated financial statements.

- App.-A-4 -

The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31,

(millions)	2013	2012	2011
Cash Flows From Operating Activities
Net income	$1,165.4	$902.3	$1,015.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	101.3	94.4	88.5
Amortization of fixed-income securities	134.0	186.7	233.0
Amortization of equity-based compensation	64.9	63.4	50.5
Net realized (gains) losses on securities	(318.4)	(306.8)	(102.6)
Net (gains) losses on disposition of property and equipment	5.6	7.1	8.7
(Gains) losses on extinguishment of debt	4.3	1.8	.1
Changes in:
Premiums receivable	(127.4)	(253.8)	(191.4)
Reinsurance recoverables	(189.2)	(83.0)	(76.5)
Prepaid reinsurance premiums	(8.6)	3.5	18.3
Deferred acquisition costs	(13.1)	(.9)	(16.4)
Income taxes	57.8	19.8	28.4
Unearned premiums	244.8	351.1	225.6
Loss and loss adjustment expense reserves	641.6	592.6	174.8
Accounts payable, accrued expenses, and other liabilities	165.0	123.6	35.5
Other, net	(28.1)	(10.4)	5.9
Net cash provided by operating activities	1,899.9	1,691.4	1,497.9
Cash Flows From Investing Activities
Purchases:
Fixed maturities	(7,100.6)	(5,199.2)	(6,032.4)
Equity securities	(322.2)	(463.1)	(582.0)
Sales:
Fixed maturities	3,083.9	3,705.6	4,442.6
Equity securities	369.2	793.0	423.5
Maturities, paydowns, calls, and other:
Fixed maturities	1,859.6	1,488.9	1,540.9
Equity securities	21.5	16.0	0
Net sales (purchases) of short-term investments	716.6	(438.2)	(461.0)
Net unsettled security transactions	152.2	(44.0)	(.6)
Purchases of property and equipment	(140.4)	(127.7)	(78.9)
Sales of property and equipment	3.7	3.8	3.0
Net cash used in investing activities	(1,356.5)	(264.9)	(744.9)
Cash Flows From Financing Activities
Proceeds from exercise of stock options	0.5		22.4
Tax benefit from exercise/vesting of equity-based compensation	10.3	5.8	6.4
Net proceeds from debt issuance	0	0	491.9
Payment of debt	(150.0)	(350.0)	0
Reacquisition of debt	(58.1)	(32.5)	(15.0)
Dividends paid to shareholders	(175.6)	(853.7)	(263.6)
Acquisition of treasury shares	(273.4)	(174.2)	(997.8)
Net cash used in financing activities	(646.8)	(1,404.1)	(755.7)
Effect of exchange rate changes on cash	(.6)	1.0	(.5)
Increase (decrease) in cash	(104.0)	23.4	(3.2)
Cash, Beginning of year	179.1	155.7	158.9
Cash, End of year	$75.1	$179.1	$155.7

See notes to consolidated financial statements.

- App.-A-5 -

The Progressive Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013, 2012, and 2011

1.  REPORTING AND ACCOUNTING POLICIES
Nature of Operations  The Progressive Corporation, an insurance holding company formed in 1965, had 54 subsidiaries, 1 mutual insurance company affiliate, and 1 limited partnership investment affiliate (collectively the “subsidiaries”) as of December 31, 2013. Our insurance subsidiaries and mutual company affiliate (the Progressive Group of Insurance Companies) provide personal and commercial automobile insurance and other specialty property-casualty insurance and related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles through both an independent insurance agency channel and a direct channel. Our Commercial Lines segment writes primary liability and physical damage insurance for automobiles and trucks owned and/or operated predominantly by small businesses through both the independent agency and direct channels. We operate our businesses throughout the United States; we also sell personal auto physical damage insurance via the Internet in Australia.
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

- App.-A-6 -

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

- App.-A-7 -

Investment income consists of interest and dividends. In addition to the discussion above for asset-backed securities, interest is recognized on an accrual basis using the effective yield method. Depending on the nature of the equity instruments, dividends are recorded at either the ex-dividend date or on an accrual basis.
Realized gains (losses) on securities are computed based on the first-in first-out method and include write-downs on available-for-sale securities considered to have other-than-temporary declines in fair value (excluding non-credit related impairments), as well as holding period valuation changes on derivatives, trading securities, and hybrid instruments (e.g., securities with embedded options, where the option is a feature of the overall change in the value of the instrument).
Insurance Premiums and Receivables  Insurance premiums written are earned into income on a pro rata basis over the period of risk, based on a daily earnings convention. Accordingly, unearned premiums represent the portion of premiums written that are applicable to the unexpired risk. We provide insurance and related services to individuals and small commercial accounts and offer a variety of payment plans. Generally, premiums are collected prior to providing risk coverage, minimizing our exposure to credit risk. We perform a policy level evaluation to determine the extent to which the premiums receivable balance exceeds the unearned premiums balance. We then age this exposure to establish an allowance for doubtful accounts based on prior experience.
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
We do not defer any advertising costs. Total advertising costs, which are expensed as incurred, for the years ended December 31, were:

(millions)	Advertising Costs
2013	$619.3
2012	546.8
2011	543.0
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
Reinsurance  Our reinsurance transactions primarily include premiums ceded to state-provided reinsurance facilities (e.g., Michigan Catastrophic Claims Association and North Carolina Reinsurance Facility) and premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures/Plans – “CAIP”). Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums written. See Note 7 – Reinsurance for further discussion.

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
Property and Equipment  Property and equipment are recorded at cost, less accumulated depreciation, and include capitalized software developed or acquired for internal use. Depreciation is recognized over the estimated useful lives of the assets using accelerated methods for most computer equipment and the straight-line method for certain computer equipment and all other fixed assets. The useful lives range from 2 to 3 years for computer equipment and laptop computers; 7 to 40 years for buildings, improvements, and integrated components; and 3 to 10 years for all other property and equipment. Land and buildings comprised 76% and 75% of total property and equipment at December 31, 2013 and 2012, respectively.

- App.-A-8 -

Total capitalized interest, which primarily relates to capitalized software projects, for the years ended December 31, was:

(millions)	Capitalized Interest
2013	$.8
2012	.3
2011	.4
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
We record an estimate for expected forfeitures of restricted equity awards based on our historical forfeiture rates. In addition, we shorten the vesting periods of certain restricted equity awards based on the “qualified retirement” provisions in our incentive compensation plans, under which (among other provisions) the vesting of 50% of outstanding time-based restricted equity awards will accelerate upon retirement if the participant is 55 years of age or older and satisfies certain years-of-service requirements. We modified our "qualified retirement" provisions for awards granted after February 2013 to vest and distribute 50% of the unvested portion of the award upon reaching eligibility for a qualified retirement and, thereafter, shortly after the grant date.
The total compensation expense recognized for our equity-based compensation for the years ended December 31, was:

(millions)	2013	2012	2011
Pretax expense	$64.9	$63.4	$50.5
Tax benefit	22.7	22.2	17.7
Net Income Per Share  Basic net income per share is computed using the weighted average number of common shares outstanding during the reporting period, excluding unvested time-based and performance-based restricted equity awards that are subject to forfeiture. Diluted net income per share includes common stock equivalents assumed outstanding during the period. Our common stock equivalents include the incremental shares assumed to be issued for:

•	outstanding stock options (all remaining stock options were exercised in 2012)

•	unvested time-based restricted equity awards, and

•	certain unvested performance-based restricted equity awards that satisfied contingency conditions for common stock equivalents during the period.

- App.-A-9 -

Supplemental Cash Flow Information  Cash includes only bank demand deposits. Non-cash activity includes declared but unpaid dividends. For the years ended December 31, we paid the following:

(millions)	2013	2012	2011
Income taxes	$497.0	$389.1	$435.0
Interest	122.3	135.0	129.5

Reclassification  For the period ended December 31, 2012, we reclassified dividends payable out of "accounts payable, accrued expenses, and other liabilities" to be reported as a separate line item to conform with the current-year presentation. There was no effect on total liabilities.

2.  INVESTMENTS
The following tables present the composition of our investment portfolio by major security type, consistent with our internal classification of how we manage, monitor, and measure the portfolio:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Fair Value
December 31, 2013
Fixed maturities:
U.S. government obligations	$3,630.4	$48.4	$(16.6)	$0	$3,662.2	20.3%
State and local government obligations	2,247.3	27.1	(18.4)	0	2,256.0	12.5
Foreign government obligations	15.6	0	0	0	15.6	.1
Corporate debt securities	2,885.0	60.4	(20.4)	1.6	2,926.6	16.2
Residential mortgage-backed securities	1,110.1	31.9	(14.1)	0	1,127.9	6.2
Commercial mortgage-backed securities	2,154.4	43.9	(37.8)	0	2,160.5	12.0
Other asset-backed securities	1,073.0	6.6	(2.1)	.2	1,077.7	6.0
Redeemable preferred stocks	299.5	24.1	(9.7)	0	313.9	1.7
Total fixed maturities	13,415.3	242.4	(119.1)	1.8	13,540.4	75.0
Equity securities:
Nonredeemable preferred stocks	445.7	258.7	(4.5)	11.3	711.2	3.9
Common equities	1,451.1	1,081.8	(2.4)	0	2,530.5	14.0
Short-term investments:
Other short-term investments	1,272.6	0	0	0	1,272.6	7.1
Total portfolio[2,3]	$16,584.7	$1,582.9	$(126.0)	$13.1	$18,054.7	100.0%

- App.-A-10 -

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Fair Value
December 31, 2012
Fixed maturities:
U.S. government obligations	$2,806.4	$90.1	$0	$0	$2,896.5	17.6%
State and local government obligations	1,914.4	50.6	(.6)	0	1,964.4	11.9
Foreign government obligations	0	0	0	0	0	0
Corporate debt securities	2,982.9	124.7	(1.0)	6.4	3,113.0	18.9
Residential mortgage-backed securities	413.4	24.0	(9.2)	0	428.2	2.6
Commercial mortgage-backed securities	1,963.9	84.9	(.1)	0	2,048.7	12.4
Other asset-backed securities	936.0	12.9	(.1)	(.2)	948.6	5.8
Redeemable preferred stocks	356.9	30.5	(12.7)	0	374.7	2.3
Total fixed maturities	11,373.9	417.7	(23.7)	6.2	11,774.1	71.5
Equity securities:
Nonredeemable preferred stocks	404.0	404.6	0	3.8	812.4	4.9
Common equities	1,370.3	539.0	(10.3)	0	1,899.0	11.5
Short-term investments:
Other short-term investments	1,990.0	0	0	0	1,990.0	12.1
Total portfolio[2,3]	$15,138.2	$1,361.3	$(34.0)	$10.0	$16,475.5	100.0%

1 Represents net holding period gains (losses) on certain hybrid securities (discussed below).
2 Reflected in our total portfolio are unsettled security transactions and collateral on open derivative positions, which collectively reflect a liability of $61.3 million at December 31, 2013, compared to an asset of $90.9 million at December 31, 2012.
3 The total fair value of the portfolio included $1.8 billion and $1.4 billion at December 31, 2013 and 2012, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.
Our other short-term investments include commercial paper, reverse repurchase transactions, and other investments that are expected to mature within one year. At December 31, 2013 and 2012, we had $6.3 million and $21.9 million, respectively, in treasury bills issued by the Australian government, included in other short-term investments. We had $200.0 million and $581.0 million of open reverse repurchase commitments at December 31, 2013 and 2012, respectively. At these dates, we did not hold any repurchase transactions where we lent collateral. To the extent our repurchase transactions were with the same counterparty and subject to an enforceable master netting arrangement, we could elect to offset these transactions. Consistent with past practice, we report these transactions on a gross basis on our balance sheets.

Included in our fixed-maturity and equity securities are hybrid securities, which are reported at fair value at December 31:

(millions)	2013	2012
Fixed maturities:
Corporate debt securities	$164.2	$176.1
Other asset-backed securities	14.8	16.4
Total fixed maturities	179.0	192.5
Equity securities:
Nonredeemable preferred stocks	60.3	52.8
Total hybrid securities	$239.3	$245.3

- App.-A-11 -

Certain corporate debt securities are accounted for as hybrid securities since they were acquired at a substantial premium and contain a change-in-control put option (derivative) that permits the investor, at its sole option if and when a change in control is triggered, to put the security back to the issuer at a 1% premium to par. Due to this change-in-control put option and the substantial market premium paid to acquire these securities, there is the potential that the election to put, upon the change in control, could result in an acceleration of the remaining premium paid on these securities, which would result in a loss of $11.1 million as of December 31, 2013, if all of the bonds experienced a simultaneous change in control and we elected to exercise all of our put options. The put feature limits the potential loss in value that could be experienced in the event a corporate action occurs that results in a change in control that materially diminishes the credit quality of the issuer. We are under no obligation to exercise the put option we hold if a change in control occurs.
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
At December 31, 2013, bonds and certificates of deposit in the principal amount of $153.2 million were on deposit to meet state insurance regulatory and/or rating agency requirements. We did not have any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2013 or 2012. At December 31, 2013, we did not have any debt securities that were non-income producing during the preceding 12 months.
Fixed Maturities  The composition of fixed maturities by maturity at December 31, 2013, was:

(millions)	Cost	Fair Value
Less than one year	$1,829.3	$1,857.6
One to five years	8,554.8	8,693.6
Five to ten years	2,860.5	2,812.1
Ten years or greater	102.6	109.0
Total[1]	$13,347.2	$13,472.3
1 Excludes $68.1 million related to our open interest rate swap positions.
Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities which do not have a single maturity date are reported based upon expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

Gross Unrealized Losses  As of December 31, 2013, we had $123.6 million of gross unrealized losses in our fixed-income securities (i.e., fixed-maturity securities, nonredeemable preferred stocks, and short-term investments) and $2.4 million in our common equities. We currently do not intend to sell the fixed-income securities and determined that it is more likely than not that we will not be required to sell these securities for the period of time necessary to recover their cost bases. A review of our fixed-income securities indicated that the issuers were current with respect to their interest obligations and that there was no evidence of any deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity. In addition, 89% of our common stock portfolio was indexed to the Russell 1000; as such, this portfolio may contain securities in a loss position for an extended period of time, subject to possible write-downs, as described below. We may retain these securities as long as the portfolio and index correlation remain similar. To the extent there is issuer-specific deterioration, we may write-down the securities of that issuer. The remaining 11% of our common stocks are part of a managed equity strategy selected and administered by external investment advisors. If our strategy were to change and these securities were determined to be other-than-temporarily impaired, we would recognize a write-down in accordance with our stated policy.

- App.-A-12 -

The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Unrealized Losses	No. of Sec.	Fair Value	Unrealized Losses
December 31, 2013
Fixed maturities:
U.S. government obligations	29	$1,444.3	$(16.6)	28	$1,434.6	$(16.3)	1	$9.7	$(.3)
State and local government obligations	141	844.2	(18.4)	119	759.3	(17.1)	22	84.9	(1.3)
Corporate debt securities	51	997.6	(20.4)	45	831.1	(17.8)	6	166.5	(2.6)
Residential mortgage-backed securities	66	763.5	(14.1)	45	597.6	(7.9)	21	165.9	(6.2)
Commercial mortgage-backed securities	76	1,061.9	(37.8)	60	809.2	(19.7)	16	252.7	(18.1)
Other asset-backed securities	25	287.2	(2.1)	22	233.3	(1.8)	3	53.9	(.3)
Redeemable preferred stocks	4	122.7	(9.7)	0	0	0	4	122.7	(9.7)
Total fixed maturities	392	5,521.4	(119.1)	319	4,665.1	(80.6)	73	856.3	(38.5)
Equity securities:
Nonredeemable preferred stocks	7	142.3	(4.5)	7	142.3	(4.5)	0	0	0
Common equities	24	59.7	(2.4)	20	58.5	(2.4)	4	1.2	0
Total equity securities	31	202.0	(6.9)	27	200.8	(6.9)	4	1.2	0
Total portfolio	423	$5,723.4	$(126.0)	346	$4,865.9	$(87.5)	77	$857.5	$(38.5)

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Unrealized Losses	No. of Sec.	Fair Value	Unrealized Losses
December 31, 2012
Fixed maturities:
U.S. government obligations	0	$0	$0	0	$0	$0	0	$0	$0
State and local government obligations	44	162.8	(.6)	37	123.1	(.5)	7	39.7	(.1)
Corporate debt securities	8	128.2	(1.0)	8	128.2	(1.0)	0	0	0
Residential mortgage-backed securities	28	149.2	(9.2)	5	40.2	(.6)	23	109.0	(8.6)
Commercial mortgage-backed securities	10	7.1	(.1)	5	2.1	0	5	5.0	(.1)
Other asset-backed securities	4	25.0	(.1)	3	20.8	0	1	4.2	(.1)
Redeemable preferred stocks	5	155.7	(12.7)	1	24.9	0	4	130.8	(12.7)
Total fixed maturities	99	628.0	(23.7)	59	339.3	(2.1)	40	288.7	(21.6)
Equity securities:
Nonredeemable preferred stocks	0	0	0	0	0	0	0	0	0
Common equities	97	118.2	(10.3)	80	100.7	(8.2)	17	17.5	(2.1)
Total equity securities	97	118.2	(10.3)	80	100.7	(8.2)	17	17.5	(2.1)
Total portfolio	196	$746.2	$(34.0)	139	$440.0	$(10.3)	57	$306.2	$(23.7)

The increase in the number of our fixed-maturity securities with unrealized losses is the result of the decline in prices associated with the general rise in interest rates. The amount of securities in an unrealized loss position for greater than 12 months decreased in our common equity portfolio, which was the result of significant increases in the equity market values in 2013 and losses recognized in net income as a result of our other-than-temporary impairment review process. We had no material decreases in valuation as a result of credit rating downgrades on our fixed-maturity securities during 2013. Unrealized losses on our nonredeemable preferred stocks related to seven issues with unrealized losses, averaging approximately 3% of our total cost of those securities. A review of these securities concluded that the unrealized losses are market-related adjustments to the values, which were determined not to be other-than-temporary, and we continue to expect to recover our initial investments on these securities. All of the securities in an unrealized loss position at December 31, 2013 in the table above are current with respect to required principal and interest payments.

- App.-A-13 -

Other-Than-Temporary Impairment (OTTI)  The following table shows the total non-credit portion of the OTTI recorded in accumulated other comprehensive income, reflecting the original non-credit loss at the time the credit impairment was determined:

	December 31,
(millions)	2013	2012
Fixed maturities:
Residential mortgage-backed securities	$(44.1)	$(44.2)
Commercial mortgage-backed securities	(.9)	(.9)
Total fixed maturities	$(45.0)	$(45.1)
The following tables provide rollforwards of the amounts related to credit losses recognized in earnings for the periods ended December 31, 2013, 2012, and 2011, for which a portion of the OTTI losses were also recognized in accumulated other comprehensive income at the time the credit impairments were determined and recognized:

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Corporate Debt	Total
Balance at December 31, 2012	$27.1	$.6	$0	$27.7
Credit losses for which an OTTI was previously recognized	.1	0	0.1
Credit losses for which an OTTI was not previously recognized	0	0	0	0
Reductions for securities sold/matured	0	0	0	0
Change in recoveries of future cash flows expected to be collected[1,2]	(7.8)	(.2)	0	(8.0)
Reductions for previously recognized credit impairments written-down to fair value[3]	(.2)	0	0	(.2)
Balance at December 31, 2013	$19.2	$.4	$0	$19.6

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Corporate Debt	Total
Balance at December 31, 2011	$34.5	$1.3	$0	$35.8
Credit losses for which an OTTI was previously recognized	.1	0	0.1
Credit losses for which an OTTI was not previously recognized	.3	0	0.3
Reductions for securities sold/matured	0	(.2)	0	(.2)
Change in recoveries of future cash flows expected to be collected[1,2]	(3.8)	(.2)	0	(4.0)
Reductions for previously recognized credit impairments written-down to fair value[3]	(4.0)	(.3)	0	(4.3)
Balance at December 31, 2012	$27.1	$.6	$0	$27.7

- App.-A-14 -

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Corporate Debt	Total
Balance at December 31, 2010	$32.3	$1.0	$6.5	$39.8
Credit losses for which an OTTI was previously recognized	1.4	0	0	1.4
Credit losses for which an OTTI was not previously recognized	1.1	.4	0	1.5
Reductions for securities sold/matured	0	0	0	0
Change in recoveries of future cash flows expected to be collected[1,2]	.8	.3	(6.5)	(5.4)
Reductions for previously recognized credit impairments written-down to fair value[3]	(1.1)	(.4)	0	(1.5)
Balance at December 31, 2011	$34.5	$1.3	$0	$35.8

1 Reflects expected recovery of prior period impairments that will be accreted into income over the remaining life of the security.
2 Includes $2.6 million, $1.4 million, and $2.0 million at December 31, 2013, 2012, and 2011, respectively, received in excess of the cash flows expected to be collected at the time of the write-downs.
3 Reflects reductions of prior credit impairments where the current credit impairment requires writing securities down to fair value (i.e., no remaining non-credit loss).
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

- App.-A-15 -

Net Realized Gains (Losses)  The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2013	2012	2011
Gross realized gains on security sales
Fixed maturities:
U.S. government obligations	$8.5	$20.2	$59.1
State and local government obligations	7.7	15.0	3.5
Corporate and other debt securities	47.7	58.1	23.0
Residential mortgage-backed securities	3.0	1.2	2.0
Commercial mortgage-backed securities	10.0	19.3	.3
Other asset-backed securities	0.9		2.1
Redeemable preferred stocks	0.7		4.6
Total fixed maturities	76.9	115.4	94.6
Equity securities:
Nonredeemable preferred stocks	126.3	78.2	148.9
Common equities	68.6	167.0	11.6
Subtotal gross realized gains on security sales	271.8	360.6	255.1
Gross realized losses on security sales
Fixed maturities:
U.S. government obligations	(3.7)	(1.9)	(9.3)
Corporate and other debt securities	(6.2)	(.6)	(3.5)
Commercial mortgage-backed securities	(1.8)	0	0
Redeemable preferred stocks	(.1)	(.4)	(2.2)
Total fixed maturities	(11.8)	(2.9)	(15.0)
Equity securities:
Nonredeemable preferred stocks	(.1)	(1.1)	0
Common equities	(.6)	(27.1)	(36.5)
Subtotal gross realized losses on security sales	(12.5)	(31.1)	(51.5)
Net realized gains (losses) on security sales
Fixed maturities:
U.S. government obligations	4.8	18.3	49.8
State and local government obligations	7.7	15.0	3.5
Corporate and other debt securities	41.5	57.5	19.5
Residential mortgage-backed securities	3.0	1.2	2.0
Commercial mortgage-backed securities	8.2	19.3	.3
Other asset-backed securities	0.9		2.1
Redeemable preferred stocks	(.1)	.3	2.4
Total fixed maturities	65.1	112.5	79.6
Equity securities:
Nonredeemable preferred stocks	126.2	77.1	148.9
Common equities	68.0	139.9	(24.9)
Subtotal net realized gains (losses) on security sales	259.3	329.5	203.6
Other-than-temporary impairment losses
Fixed maturities:
Residential mortgage-backed securities	(.6)	(1.6)	(3.3)
Commercial mortgage-backed securities	0	(.1)	(.6)
Total fixed maturities	(.6)	(1.7)	(3.9)
Equity securities:
Common equities	(5.5)	(1.8)	(.2)
Subtotal other-than-temporary impairment losses	(6.1)	(3.5)	(4.1)
Other gains (losses)
Hybrid securities	6.4	14.3	1.7
Derivative instruments	56.6	(43.1)	(98.9)
Litigation settlements	2.2	9.6	.3
Subtotal other gains (losses)	65.2	(19.2)	(96.9)
Total net realized gains (losses) on securities	$318.4	$306.8	$102.6

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

- App.-A-16 -

Net Investment Income  The components of net investment income for the years ended December 31, were:

(millions)	2013	2012	2011
Fixed maturities:
U.S. government obligations	$50.2	$49.8	$58.0
State and local government obligations	48.0	51.1	60.0
Foreign government obligations	.2	0	0
Corporate debt securities	98.8	107.5	106.7
Residential mortgage-backed securities	28.1	16.1	18.6
Commercial mortgage-backed securities	74.8	82.2	83.4
Other asset-backed securities	16.7	20.3	24.5
Redeemable preferred stocks	21.2	24.2	33.0
Total fixed maturities	338.0	351.2	384.2
Equity securities:
Nonredeemable preferred stocks	36.2	43.8	57.7
Common equities	45.8	44.9	35.7
Short-term investments:
Other short-term investments	2.0	3.1	2.4
Investment income	422.0	443.0	480.0
Investment expenses	(18.8)	(15.4)	(13.5)
Net investment income	$403.2	$427.6	$466.5
Trading Securities  At December 31, 2013 and 2012, we did not hold any trading securities and we did not have any net realized gains (losses) on trading securities for the years ended December 31, 2013, 2012, and 2011.
Derivative Instruments  For all derivative positions discussed below, realized holding period gains and losses are netted with any upfront cash that may be exchanged under the contract to determine if the net position should be classified either as an asset or liability. To be reported as a net derivative asset and a component of the available-for-sale portfolio, the inception-to-date realized gain on the derivative position at period end would have to exceed any upfront cash received. On the other hand, a net derivative liability would include any inception-to-date realized loss plus the amount of upfront cash received (or netted, if upfront cash was paid) and would be reported as a component of other liabilities. These net derivative assets/liabilities are not separately disclosed on the balance sheet due to their immaterial effect on our financial condition, cash flows, and results of operations.

- App.-A-17 -

The following table shows the status of our derivative instruments at December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012, and 2011; amounts are on a pretax basis:

(millions)					Balance Sheet[2]			Comprehensive Income Statement
	Notional Value[1]					Assets (Liabilities) Fair Value		Net Realized Gains (Losses) on Securities
								Years ended
	December 31,					December 31,		December 31,
Derivatives designated as:	2013	2012	2011	Purpose	Classification	2013	2012	2013	2012	2011
Hedging instruments
Closed:
Ineffective cash flow hedge	$54	$31	$15	Manage interest rate risk	NA	$0	$0	$.8	$.6	$.3
Non-hedging instruments
Assets:
Interest rate swaps	750	0	0	Manage portfolio duration	Investments - fixed maturities	68.1	0	59.8	0	0
Corporate credit default swaps	0	0	25	Manage credit risk	Investments - fixed maturities	0	0	0	0	(.2)
Liabilities:
Interest rate swaps	0	1,263	1,263	Manage portfolio duration	Other liabilities	0	(95.5)	0	(42.7)	(74.0)
Closed:
Interest rate swaps	1,263	0	350	Manage portfolio duration	NA	0	0	(4.0)	0	(25.5)
Corporate credit default swaps	0	25	10	Manage credit risk	NA	0	0	0	(1.0)	.5
Total	NA	NA	NA			$68.1	$(95.5)	$56.6	$(43.1)	$(98.9)

1 The amounts represent the value held at year end for open positions and the maximum amount held during the year for closed positions.
2 To the extent we hold both derivative assets and liabilities with the same counterparty that are subject to an enforceable master netting arrangement, we expect that we will report them on a gross basis on our balance sheets, consistent with our historical presentation.
NA = Not Applicable
CASH FLOW HEDGES
During the years ended December 31, 2013, 2012, and 2011, we repurchased, in the open market, $54.1 million, $30.9 million, and $15.0 million, respectively, in aggregate principal amount of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “6.70% Debentures”). For the portion of the 6.70% Debentures we purchased, we reclassified $0.8 million, $0.6 million, and $0.3 million, in the respective years, on a pretax basis, of the unrealized gain on forecasted transactions from accumulated other comprehensive income on the balance sheet to net realized gains on securities on the comprehensive income statement.
In anticipation of issuing the 6.70% Debentures in 2007, we entered into a forecasted debt issuance hedge (cash flow hedge) against a possible rise in interest rates. Upon issuance of the 6.70% Debentures, the hedge was closed, and we recognized a pretax gain of $34.4 million, which was recorded as part of accumulated other comprehensive income. The $34.4 million gain, less the $0.8 million, $0.6 million, and $0.3 million reclassifications mentioned above, was deferred and is being recognized as a decrease to interest expense over the 10-year fixed interest rate term of the 6.70% Debentures.
During 2011, we issued $500 million of 3.75% Senior Notes due 2021 (the “3.75% Senior Notes”) and entered into a forecasted debt issuance hedge (cash flow hedge) against a possible rise in interest rates (see Note 4 - Debt for further information). Upon issuance of the 3.75% Senior Notes in August 2011, the hedge was closed and we recognized, as part of accumulated other comprehensive income, a pretax unrealized loss of $5.1 million. The $5.1 million loss was deferred and is being recognized as an increase to interest expense over the life of the 3.75% Senior Notes.

- App.-A-18 -

During both 2013 and 2012, we recognized $2.1 million as a net decrease to interest expense on these closed debt issuance cash flow hedges, compared to $2.6 million during 2011.
INTEREST RATE SWAPS
At December 31, 2013, 2012, and 2011, we invested in interest rate swap positions primarily to manage the fixed-income portfolio duration. During 2013, we opened three 10-year interest rate swap positions with a total notional value of $750 million. In each case, we are paying a fixed rate and receiving a variable rate, effectively shortening the duration of our fixed-income portfolio. As of December 31, 2013, we recognized a fair value gain of $68.1 million, on the balance sheet, reflecting rising interest rates since the positions were opened.

During 2013, we closed three interest rate swap positions with a total notional value of $1,263 million. The closed positions included a 9-year interest rate swap position (opened in 2009 and partially closed in 2011) and two 5-year interest rate swap positions (opened in 2011); in each case, we were paying a fixed rate and receiving a variable rate, effectively shortening the duration of our fixed-income portfolio. We recognized a fair value loss of $95.5 million on the closed positions as of December 31, 2012, which resulted from an overall decline in interest rates from the inception of the trades.

As of December 31, 2013, the balance of the cash collateral that we had received from the applicable counterparty on these positions was $62.7 million. As of December 31, 2012 and 2011, the balance of the cash collateral that we had delivered to the applicable counterparty on these positions was $105.0 million and $81.7 million, respectively.
CORPORATE CREDIT DEFAULT SWAPS
Financial Services Sector – We held no credit default swaps in this sector during 2013. During 2012, we closed one position that was opened during 2008, on a corporate issuer within the financial services sector for which we bought credit default protection in the form of a credit default swap for a 5-year time horizon. We held this protection to reduce some of our exposure to additional valuation declines on a preferred stock position of the same issuer. As of December 31, 2011, the balance of the cash collateral that we had received from the counterparty on the then open position was $0.7 million.
Automotive Sector – We held no credit default swaps in this sector during 2013 or 2012. During 2011, we closed one position where we sold credit protection in the form of a corporate credit default swap on one issuer in the automotive sector for a 5-year time horizon; the position was opened during 2010. We would have been required to cover a $10 million notional value if a credit event had been triggered, including failure to pay or bankruptcy by the issuer. We acquired an equal par value amount of U.S. Treasury Notes with a similar maturity to cover the credit default swap’s notional exposure.
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

- App.-A-19 -

The composition of the investment portfolio by major security type was:

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2013
Fixed maturities:
U.S. government obligations	$3,662.2	$0	$0	$3,662.2	$3,630.4
State and local government obligations	0	2,256.0	0	2,256.0	2,247.3
Foreign government obligations	15.6	0	0	15.6	15.6
Corporate debt securities	0	2,926.6	0	2,926.6	2,885.0
Subtotal	3,677.8	5,182.6	0	8,860.4	8,778.3
Asset-backed securities:
Residential mortgage-backed	0	1,127.7	.2	1,127.9	1,110.1
Commercial mortgage-backed	0	2,131.5	29.0	2,160.5	2,154.4
Other asset-backed	0	1,077.7	0	1,077.7	1,073.0
Subtotal asset-backed securities	0	4,336.9	29.2	4,366.1	4,337.5
Redeemable preferred stocks:
Financials	0	102.8	0	102.8	84.2
Utilities	0	65.6	0	65.6	64.9
Industrials	0	145.5	0	145.5	150.4
Subtotal redeemable preferred stocks	0	313.9	0	313.9	299.5
Total fixed maturities	3,677.8	9,833.4	29.2	13,540.4	13,415.3
Equity securities:
Nonredeemable preferred stocks:
Financials	240.8	414.6	39.0	694.4	431.5
Utilities	0	16.8	0	16.8	14.2
Subtotal nonredeemable preferred stocks	240.8	431.4	39.0	711.2	445.7
Common equities:
Common stocks	2,530.0	0	0	2,530.0	1,450.6
Other risk investments	0	0.5		.5	.5
Subtotal common equities	2,530.0	0.5		2,530.5	1,451.1
Total fixed maturities and equity securities	6,448.6	10,264.8	68.7	16,782.1	15,312.1
Short-term investments:
Other short-term investments	987.8	284.8	0	1,272.6	1,272.6
Total portfolio	$7,436.4	$10,549.6	$68.7	$18,054.7	$16,584.7
Debt	$0	$2,073.7	$0	$2,073.7	$1,860.9

- App.-A-20 -

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2012
Fixed maturities:
U.S. government obligations	$2,896.5	$0	$0	$2,896.5	$2,806.4
State and local government obligations	0	1,964.4	0	1,964.4	1,914.4
Foreign government obligations	0	0	0	0	0
Corporate debt securities	0	3,113.0	0	3,113.0	2,982.9
Subtotal	2,896.5	5,077.4	0	7,973.9	7,703.7
Asset-backed securities:
Residential mortgage-backed	0	382.7	45.5	428.2	413.4
Commercial mortgage-backed	0	2,023.4	25.3	2,048.7	1,963.9
Other asset-backed	0	948.6	0	948.6	936.0
Subtotal asset-backed securities	0	3,354.7	70.8	3,425.5	3,313.3
Redeemable preferred stocks:
Financials	0	129.7	0	129.7	110.7
Utilities	0	66.7	0	66.7	64.9
Industrials	0	178.3	0	178.3	181.3
Subtotal redeemable preferred stocks	0	374.7	0	374.7	356.9
Total fixed maturities	2,896.5	8,806.8	70.8	11,774.1	11,373.9
Equity securities:
Nonredeemable preferred stocks:
Financials	259.6	494.5	31.9	786.0	383.3
Utilities	0	26.4	0	26.4	20.7
Subtotal nonredeemable preferred stocks	259.6	520.9	31.9	812.4	404.0
Common equities:
Common stocks	1,887.0	0	0	1,887.0	1,367.2
Other risk investments	0	0	12.0	12.0	3.1
Subtotal common equities	1,887.0	0	12.0	1,899.0	1,370.3
Total fixed maturities and equity securities	5,043.1	9,327.7	114.7	14,485.5	13,148.2
Short-term investments:
Other short-term investments	1,679.9	310.1	0	1,990.0	1,990.0
Total portfolio	$6,723.0	$9,637.8	$114.7	$16,475.5	$15,138.2
Debt	$0	$2,394.4	$0	$2,394.4	$2,063.1
Our portfolio valuations classified as either Level 1 or Level 2 in the above tables are priced exclusively by external sources, including: pricing vendors, dealers/market makers, and exchange-quoted prices. During 2013, we did not have any securities that were transferred from Level 1 to Level 2. During 2012, we had one redeemable preferred security with a value of $25.0 million that was transferred from Level 1 to Level 2 as it was no longer traded on an exchange. We recognize transfers between levels at the end of the reporting period.
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

- App.-A-21 -

At December 31, 2013, vendor-quoted prices represented 56% of our Level 1 classifications (excluding short-term investments), compared to 57% at December 31, 2012. The securities quoted by vendors in Level 1 primarily represent our holdings in U.S. Treasury Notes, which are frequently traded and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on active exchanges.
At both December 31, 2013 and 2012, vendor-quoted prices comprised 98% of our Level 2 classifications (excluding short-term investments), while dealer-quoted prices represented 2%. In our process for selecting a source (e.g., dealer, pricing service) to provide pricing for securities in our portfolio, we reviewed documentation from the sources that detailed the pricing techniques and methodologies used by these sources and determined if their policies adequately considered market activity, either based on specific transactions for the particular security type or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. Once a source is chosen, we continue to monitor any changes or modifications to their processes by reviewing their documentation on internal controls for pricing and market reviews. We review quality control measures of our sources as they become available to determine if any significant changes have occurred from period to period that might indicate issues or concerns regarding their evaluation or market coverage.

As part of our pricing procedures, we obtain quotes from more than one source to help us fully evaluate the market price of securities. However, our internal pricing policy is to use a consistent source for individual securities in order to maintain the integrity of our valuation process. Quotes obtained from the sources are not considered binding offers to transact. Under our policy, when a review of the valuation received from our selected source appears to be outside of what is considered market level activity (which is defined as trading at spreads or yields significantly different than those of comparable securities or outside the general sector level movement without a reasonable explanation), we may use an alternate source’s price. To the extent we determine that it may be prudent to substitute one source’s price for another, we will contact the initial source to obtain an understanding of the factors that may be contributing to the significant price variance, which often leads the source to adjust their pricing input data for future pricing.

To allow us to determine if our initial source is providing a price that is outside of a reasonable range, we review our portfolio pricing on a weekly basis. We frequently challenge prices from our sources when a price provided does not match our expectations based on our evaluation of market trends and activity. Initially, we perform a global review of our portfolio by sector to identify securities whose prices appear outside of a reasonable range. We then perform a more detailed review of fair values for securities disclosed as Level 2. We review dealer bids and quotes for these and/or similar securities to determine the market level context for our valuations. We then evaluate inputs relevant for each class of securities disclosed in the preceding hierarchy tables.
For our structured debt securities, including commercial, residential, and asset-backed securities, we evaluate available market-related data for these and similar securities related to collateral, delinquencies, and defaults for historical trends and reasonably estimable projections, as well as historical prepayment rates and current prepayment assumptions and cash flow estimates. We further stratify each class of our structured debt securities into more finite sectors (e.g., planned amortization class, first pay, second pay, senior, subordinated, etc.) and use duration, credit quality, and coupon to determine the appropriate fair value.
For our corporate debt and preferred stock (redeemable and nonredeemable) portfolios, we review securities by duration, coupon, and credit quality, as well as changes in interest rate and credit spread movements within that stratification. The review also includes recent trades, including: volume traded at various levels that establish a market, issuer specific fundamentals, and industry specific economic news as it comes to light.
For our municipal securities (e.g., general obligations, revenue, and housing), we stratify the portfolio to evaluate securities by type, coupon, credit quality, and duration to review price changes relative to credit spread and interest rate changes. Additionally, we look to economic data as it relates to geographic location as an indication of price-to-call or maturity predictors. For municipal housing securities, we look to changes in cash flow projections, both historical and reasonably estimable projections, to understand yield changes and their effect on valuation.
Lastly, for our short-term securities, we look at acquisition price relative to the coupon or yield. Since our short-term securities are typically 90 days or less to maturity, with the majority listed in Level 2 being seven days or less to redemption, acquisition price is the best estimate of fair value.
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

- App.-A-22 -

During each valuation period, we create internal estimations of portfolio valuation (performance returns), based on current market-related activity (i.e., interest rate and credit spread movements and other credit-related factors) within each major sector of our portfolio. We compare our internally generated portfolio results with those generated based on quotes we received externally and research material valuation differences. We compare our results to index returns for each major sector adjusting for duration and credit quality differences to better understand our portfolio’s results. Additionally, we review on a monthly basis our external sales transactions and compare the actual final market sales price to a previous market valuation price. This review provides us further validation that our pricing sources are providing market level prices, since we are able to explain significant price changes (i.e., greater than 2%) as known events occur in the marketplace and affect a particular security’s price at sale.
This analysis provides us with additional comfort regarding the source’s process, the quality of its review, and its willingness to improve its analysis based on feedback from clients. We believe this effort helps ensure that we are reporting representative fair values for our securities.
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
After all the valuations are received and our review is complete, if the inputs used by vendors are determined to not contain sufficient observable market information, we will reclassify the affected security valuations to Level 3. At December 31, 2013 and 2012, securities in our fixed-maturity portfolio listed as Level 3 were comprised substantially of securities that were either: (i) private placement deals, (ii) thinly held and/or traded securities, or (iii) non-investment-grade securities with little liquidity. Based on these factors, it was difficult to independently verify observable market inputs that were used to generate the external valuations we received. At December 31, 2013, we did not have any private common equity securities that were priced internally. At December 31, 2012, we had one private common equity security with a value of $11.2 million that was priced internally; this security was sold in 2013. At December 31, 2013, we had one private preferred equity security with a value of $39.0 million that was priced internally. The same security had a value of $31.9 million at December 31, 2012. At both December 31, 2013 and 2012, we did not have any securities in our fixed-maturity portfolio that were priced internally. Despite the lack of sufficient observable market information, we believe the valuations received in conjunction with our procedures for evaluating third-party prices support the fair values as reported in the financial statements.
We review the prices from our external sources for reasonableness using internally developed assumptions to derive prices for the securities, which are then compared to the price we received. Based on our review, all the prices received from external sources remain unadjusted.

- App.-A-23 -

The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2013 and 2012:

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2012	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)[1]	Fair Value at Dec. 31, 2013
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$45.5	$(28.6)	$125.1	$0	$0	$(.4)	$(141.4)	$.2
Commercial mortgage-backed	25.3	(3.4)	0	0	0	7.1	0	29.0
Other asset-backed	0	0	0	0	0	0	0	0
Total fixed maturities	70.8	(32.0)	125.1	0	0	6.7	(141.4)	29.2
Equity securities:
Nonredeemable preferred stocks:
Financials[2]	31.9	0	0	0	0	7.1	0	39.0
Common equities:
Other risk investments	12.0	(.5)	.3	(2.4)	(36.0)	27.1	0.5
Total Level 3 securities	$114.7	$(32.5)	$125.4	$(2.4)	$(36.0)	$40.9	$(141.4)	$68.7

1 The $141.4 million was transferred out of Level 3 and into Level 2 due to an increase in liquidity and trading volume in the market.
2 The $7.1 million represents net holding period gains on a hybrid security which is reflected in net realized gains (losses) on securities in the comprehensive income statement.

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2011	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)	Fair Value at Dec. 31, 2012
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$62.3	$(17.3)	$0	$0	$0	$.5	$0	$45.5
Commercial mortgage-backed	21.3	(3.7)	0	0	0	7.7	0	25.3
Other asset-backed	2.6	(2.6)	0	0	0	0	0	0
Total fixed maturities	86.2	(23.6)	0	0	0	8.2	0	70.8
Equity securities:
Nonredeemable preferred stocks:
Financials[1]	0	0	28.5	0	0	3.4	0	31.9
Common equities:
Other risk investments	11.5	(.2)	0	0	0.7		0	12.0
Total Level 3 securities	$97.7	$(23.8)	$28.5	$0	$0	$12.3	$0	$114.7

1 The $3.4 million represents net holding period gains on a hybrid security which is reflected in net realized gains (losses) on securities in the comprehensive income statement.

- App.-A-24 -

The following table provides a summary of the quantitative information about Level 3 fair value measurements for our applicable securities at December 31:

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2013	Valuation Technique	Unobservable Input	Unobservable Input Assumption
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$.2	External vendor	Prepayment rate[1]	0
Commercial mortgage-backed	29.0	External vendor	Prepayment rate[2]	0
Total fixed maturities	29.2
Equity securities:
Nonredeemable preferred stocks:
Financials	39.0	Multiple of tangible net book value	Price to book ratio multiple	1.9
Common equities:
Other risk investments	0
Subtotal Level 3 securities	68.2
Third-party pricing exemption securities[3]	.5
Total Level 3 securities	$68.7

1 Assumes that one security has 0% of the principal amount of the underlying loans that will be paid off prematurely in each year.
2 Assumes that two securities have 0% of the principal amount of the underlying loans that will be paid off prematurely in each year.
3 The fair values for these securities were obtained from non-binding external sources where unobservable inputs are not reasonably available to us.

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2012	Valuation Technique	Unobservable Input	Unobservable Input Assumption
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$.2	External vendor	Prepayment rate[1]	16
Commercial mortgage-backed	25.3	External vendor	Prepayment rate[2]	0
Total fixed maturities	25.5
Equity securities:
Nonredeemable preferred stocks:
Financials	31.9	Multiple of tangible net book value	Price to book ratio multiple	1.9
Common equities:
Other risk investments	11.2	Discounted consolidated equity	Discount for lack of marketability	20%
Subtotal Level 3 securities	68.6
Third-party pricing exemption securities[3]	46.1
Total Level 3 securities	$114.7

1 Assumes that one security has 16% of the principal amount of the underlying loans that will be paid off prematurely in each year.
2 Assumes that three securities have 0% of the principal amount of the underlying loans that will be paid off prematurely in each year.
3 The fair values for these securities were obtained from non-binding external sources where unobservable inputs are not reasonably available to us.

- App.-A-25 -

Due to the relative size of the securities’ fair values compared to the total portfolio’s fair value, any changes in pricing methodology would not have a significant change in valuation that would materially impact net and comprehensive income. During the years ended December 31, 2013 and 2012, there were no material assets or liabilities measured at fair value on a nonrecurring basis.
4.  DEBT
Debt at December 31 consisted of:

	2013		2012
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
7% Notes due 2013 (issued: $150.0, October 1993)	$0	$0	$149.9	$157.1
3.75% Senior Notes due 2021 (issued: $500.0, August 2011)	497.6	509.1	497.3	549.1
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	295.3	359.6	295.2	385.0
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	394.6	473.7	394.5	513.5
6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (issued: $1,000.0, June 2007; outstanding: $677.1 and $731.2)	673.4	731.3	726.2	789.7
Total	$1,860.9	$2,073.7	$2,063.1	$2,394.4
All of the outstanding debt was issued by The Progressive Corporation. Debt includes amounts we have borrowed and contributed to the capital of our insurance subsidiaries or used, or have available for use, for other business purposes. Fair values are obtained from external sources. There are no restrictive financial covenants or credit rating triggers on our debt.
Interest on all debt is payable semiannually at the stated rates. However, the 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “6.70% Debentures”) will only bear interest at this fixed annual rate through, but excluding, June 15, 2017. Thereafter, the 6.70% Debentures will bear interest at an annual rate equal to the three-month LIBOR plus 2.0175%, and the interest will be payable quarterly until the 6.70% Debentures are redeemed or retired.
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
We retired the entire $150 million of our 7% Notes and the entire $350 million of our 6.375% Senior Notes at maturity in October 2013 and January 2012, respectively. The 3.75% Senior Notes, the 6 5/8% Senior Notes, and the 6.25% Senior Notes (collectively, “Senior Notes”) may be redeemed in whole or in part at any time, at our option, subject to a “make-whole” provision. The 6.70% Debentures may be redeemed, in whole or in part, at any time: (a) prior to June 15, 2017, at a redemption price equal to the greater of (i) 100% of the principal amount of the 6.70% Debentures being redeemed, or (ii) a “make-whole” amount, in each case plus any accrued and unpaid interest; or (b) on or after June 15, 2017, at a redemption price equal to 100% of the principal amount of the 6.70% Debentures being redeemed, plus any accrued and unpaid interest.
During 2013 and 2012, we repurchased, in the open market, $54.1 million and $30.9 million, respectively, in aggregate principal amount of our 6.70% Debentures. Since the amount paid exceeded the carrying value of the debt we repurchased, we recognized losses on these extinguishments of $4.3 million and $1.8 million for 2013 and 2012, respectively.

- App.-A-26 -

Prior to issuance of each of the Senior Notes and 6.70% Debentures, we entered into forecasted debt issuance hedges against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed and we recognized unrealized gains (losses) as part of accumulated other comprehensive income. The original unrealized gain (loss) at the time of each debt issuance and the unamortized balance at December 31, 2013, on a pretax basis, of these hedges, were as follows:

(millions)	Unrealized Gain (Loss) at Debt Issuance	Unamortized Balance at December 31, 2013
3.75% Senior Notes	$(5.1)	$(4.1)
6 5/8% Senior Notes	(4.2)	(3.3)
6.25% Senior Notes	5.1	4.1
6.70% Debentures	34.4	9.7
The gains (losses) on these hedges are deferred and are being amortized as adjustments to interest expense over the life of the related Senior Notes, and over the 10-year fixed interest rate term for the 6.70% Debentures. In addition to this amortization, during 2013 and 2012, we reclassified $0.8 million and $0.6 million, respectively, on a pretax basis, from accumulated other comprehensive income on the balance sheet to net realized gains on securities on the comprehensive income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the portion of the 6.70% Debentures repurchased during the periods.
In March 2013, we entered into an unsecured, discretionary line of credit (the "Line of Credit") with PNC Bank, National Association ("PNC") in the maximum principal amount of $100 million. Subject to the terms and conditions of the Line of Credit documents, advances under the Line of Credit (if any) will bear interest at a variable rate equal to the higher of PNC's Prime Rate and the sum of the Federal Funds Open Rate plus 50 basis points. Each advance must be repaid on the 30th date after the advance or, if earlier, on March 25, 2014, the expiration date of the Line of Credit. Prepayments are permitted without penalty. All advances under the Line of Credit are subject to PNC's discretion. We had no borrowings under the Line of Credit in 2013.
During 2012, we had the ability to borrow up to $125 million under the 364-Day Secured Liquidity Credit Facility Agreement (“Credit Facility Agreement”) with PNC. The Credit Facility Agreement expired on December 31, 2012. The purpose of the credit facility was to provide liquidity in the event of disruptions in our cash management operations, such as disruptions in the financial markets or related facilities that could have affected our ability to transfer or receive funds. We did not pay facility fees in 2012. We had no borrowings under this arrangement in 2012.

Aggregate required principal payments on debt outstanding at December 31, 2013, were as follows:

(millions)
Year	Payments
2014	$0
2015	0
2016	0
2017	0
2018	0
Thereafter	1,877.1
Total	$1,877.1

5.  INCOME TAXES
The components of our income tax provision were as follows:

(millions)	2013	2012	2011
Current tax provision	$460.2	$424.8	$440.2
Deferred tax expense (benefit)	94.4	(9.4)	31.3
Total income tax provision	$554.6	$415.4	$471.5

- App.-A-27 -

The provision for income taxes in the accompanying consolidated statements of comprehensive income differed from the statutory rate as follows:

($ in millions)	2013		2012		2011
Income before income taxes	$1,720.0		$1,317.7		$1,487.0
Tax at statutory rate	$602.0	35%	$461.2	35%	$520.5	35%
Tax effect of:
Dividends received deduction	(17.6)	(1)	(18.2)	(1)	(18.2)	(1)
Exempt interest income	(13.1)	(1)	(14.7)	(1)	(17.5)	(1)
Tax-deductible dividends	(13.6)	(1)	(11.9)	(1)	(3.8)	0
Tax credits	(2.3)	0	0	0	(9.1)	(1)
Other items, net	(.8)	0	(1.0)	0	(.4)	0
Total income tax provision	$554.6	32%	$415.4	32%	$471.5	32%
Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2013 and 2012, the components of the net deferred tax asset/liability were as follows:

(millions)	2013	2012
Deferred tax assets:
Unearned premiums reserve	$361.0	$344.3
Investment basis differences	94.8	208.3
Non-deductible accruals	200.7	191.6
Loss and loss adjustment expense reserves	92.0	107.3
Other	14.7	3.9
Deferred tax liabilities:
Net unrealized gains on securities	(509.9)	(464.5)
Hedges on forecasted transactions	(2.2)	(3.3)
Deferred acquisition costs	(156.7)	(152.1)
Property and equipment	(99.6)	(103.6)
Prepaid expenses	(14.4)	(12.2)
Deferred gain on extinguishment of debt	(4.8)	(5.8)
Other	(4.0)	(4.5)
Net deferred tax asset (liability)	$(28.4)	$109.4

Although realization of the deferred tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2013 or 2012.
At December 31, 2013, we had $17.1 million of net taxes recoverable (included in other assets on the balance sheet), compared to net taxes payable of $17.9 million at December 31, 2012 (included in other liabilities on the balance sheet).
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
All federal income tax years prior to 2010 are closed. The IRS exams for 2010-2012 have been completed; therefore, we consider these years to be effectively settled.
We recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. We have not recorded any unrecognized tax benefits, or any related interest and penalties, as of December 31, 2013 and 2012. For the year ended December 31, 2013, $0.2 million of interest benefit has been recorded in the tax provision. For the years ended December 31, 2012 and 2011, no interest expense or benefit has been recorded in the tax provision.

- App.-A-28 -

6.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
Activity in the loss and loss adjustment expense reserves is summarized as follows:

(millions)	2013	2012	2011
Balance at January 1	$7,838.4	$7,245.8	$7,071.0
Less reinsurance recoverables on unpaid losses	862.1	785.7	704.1
Net balance at January 1	6,976.3	6,460.1	6,366.9
Incurred related to:
Current year	12,427.3	11,926.0	10,876.8
Prior years	45.1	22.0	(242.0)
Total incurred	12,472.4	11,948.0	10,634.8
Paid related to:
Current year	8,095.0	7,895.3	7,289.3
Prior years	3,919.9	3,536.5	3,252.3
Total paid	12,014.9	11,431.8	10,541.6
Net balance at December 31	7,433.8	6,976.3	6,460.1
Plus reinsurance recoverables on unpaid losses	1,045.9	862.1	785.7
Balance at December 31	$8,479.7	$7,838.4	$7,245.8

We experienced minimal unfavorable reserve development of $45.1 million and $22.0 million in 2013 and 2012, respectively, compared to favorable development of $242.0 million in 2011, which is reflected as “Incurred related to prior years” in the table above.
2013

•
Approximately 80% of the unfavorable reserve development was attributable to accident year 2011, while the remaining 20% was related to accident year 2012. The aggregate reserve development for accident years 2010 and prior was slightly favorable.

•
About 55% of our unfavorable reserve development was in our Commercial Lines business, with the remainder split about equally between our Personal Lines business and our run-off businesses. In our Personal Lines business, unfavorable development in our Agency auto channel was offset in large part by favorable development in our Direct auto channel.

•
The unfavorable reserve development in our Agency auto business was in our IBNR reserves due to higher frequency and severity on late emerging claims, as primarily reflected in the “all other development.”

•	Lower than anticipated severity costs on case reserves was the primary contributor to the favorable development in our Direct auto business.

•	In our Commercial Lines business, we experienced unfavorable development due to higher frequency and severity on late emerging claims primarily in our bodily injury coverage for our truck business.

•
In our other businesses, we experienced unfavorable development primarily due to reserve increases in our run-off professional liability group business based on recent internal actuarial reviews of our claims history.

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

•
Slightly more than half of the total unfavorable reserve development was attributable to our Commercial Lines business, with the remainder in our personal auto business. In our personal auto business, unfavorable development in the Agency channel was partially offset by favorable development in the Direct channel, primarily reflecting that unfavorable development on our personal injury protection (PIP) coverage was more skewed to the Agency channel, and that our Direct business had favorable development on our collision coverage, as we experienced more subrogation recoveries in this channel.

- App.-A-29 -

•
Our personal auto product’s development was primarily attributable to unfavorable development in our Florida PIP coverage and an increase in our estimate of bodily injury severity for accident year 2011.

•	Unfavorable development in our Commercial Lines business reflects higher than anticipated frequency and severity costs on late emerging claims and higher settlements on large losses.
2011

•	About half of the favorable reserve development was attributable to accident years 2008 and prior, while the balance was primarily due to claims from accident year 2010.

•
Approximately 70% of the favorable reserve development was attributable to our Personal Lines business, with our Agency and Direct channels contributing 25% and 75%, respectively; the balance was primarily in our Commercial Lines business.

•
The 2011 favorable development was driven primarily by favorable settlement of larger losses and lower defense and cost containment costs, but was partially offset by unfavorable development on our total IBNR reserves, reflecting a greater than anticipated increase in the number of late emerging claims.

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
We write personal and commercial auto insurance throughout the United States and could be exposed to hurricanes or other catastrophes. Although the occurrence of a major catastrophe could have a significant effect on our monthly or quarterly results, we believe that, based on historical experience, such an event would not be so material as to disrupt the overall normal operations of Progressive. We are unable to predict the frequency or severity of any such events that may occur in the near term or thereafter.

7.  REINSURANCE
The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

	2013		2012		2011
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$17,562.8	$17,317.9	$16,558.8	$16,207.6	$15,333.1	$15,107.5
Ceded	(223.1)	(214.5)	(186.1)	(189.6)	(186.5)	(204.7)
Net premiums	$17,339.7	$17,103.4	$16,372.7	$16,018.0	$15,146.6	$14,902.8
Our ceded premiums consist of “State Plans” and “Non-State Plans.” State Plans include: (i) amounts ceded to state-provided reinsurance facilities, including the Michigan Catastrophic Claims Association (“MCCA”) and the North Carolina Reinsurance Facility (“NCRF”), and (ii) state-mandated involuntary Commercial Auto Insurance Procedures/Plans (“CAIP”). Collectively, the State Plans accounted for 97%, 98%, and 94% of our ceded premiums for the years ended December 31, 2013, 2012, and 2011, respectively; the MCCA and NCRF together accounted for 77%, 80%, and 80% of the ceded premiums for these same time periods.
Losses and loss adjustment expenses were net of reinsurance ceded of $347.0 million in 2013, $230.7 million in 2012, and $219.7 million in 2011. Nearly half of the 2013 increase related to MCCA ceded reserves, while about one-third was on our professional liability group business based on recent internal actuarial reviews of our claims history.
Our prepaid reinsurance premiums and reinsurance recoverables were comprised of the following at December 31:

	Prepaid Reinsurance Premiums				Reinsurance Recoverables
($ in millions)	2013		2012		2013		2012
MCCA	$29.5	40%	$25.4	38%	$875.9	80%	$739.2	82%
CAIP	21.1	28	15.4	23	79.3	7	66.3	7
NCRF	20.5	27	19.5	30	50.1	5	50.6	6
State Plans	71.1	95	60.3	91	1,005.3	92	856.1	95
Non-State Plans	3.8	5	6.0	9	84.9	8	44.9	5
Total	$74.9	100%	$66.3	100%	$1,090.2	100%	$901.0	100%

- App.-A-30 -

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
8.  STATUTORY FINANCIAL INFORMATION
Consolidated statutory surplus was $5,991.0 million and $5,605.2 million at December 31, 2013 and 2012, respectively. Statutory net income was $1,086.3 million, $808.3 million, and $1,001.7 million for the years ended December 31, 2013, 2012, and 2011, respectively.
At December 31, 2013, $524.8 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliate that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.
During 2013, the insurance subsidiaries paid aggregate cash dividends of $1,119.4 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $1,169.7 million in 2014 without prior approval from regulatory authorities, provided the dividend payments are not made within 12 months of previous dividends paid by the applicable subsidiary.

9.  EMPLOYEE BENEFIT PLANS
Retirement Plans  Progressive has a defined contribution pension plan (“401(k) Plan”) that covers most employees who are United States residents and have been employed with the company for at least 30 days. Under this plan, Progressive matches up to a maximum of 6% of an employee’s eligible compensation contributed to the plan. Employee and company matching contributions are invested, at the direction of the employee, in a number of investment options available under the plan, including various mutual funds, a self-directed brokerage option, and a Progressive common stock fund. The Progressive common stock fund is an employee stock ownership program (“ESOP”) within the 401(k) Plan. At December 31, 2013, the ESOP held 26.0 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash at the election of the participant and the related tax benefit is recorded as part of our tax provision.
Matching contributions made by the company for the 401(k) Plan were $69.9 million, $66.5 million, and $64.1 million for the years ended December 31, 2013, 2012, and 2011, respectively.
Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements, and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $24.0 million and $22.0 million at December 31, 2013 and 2012, respectively.
Postretirement Benefits  We provide postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. There are approximately 120 people who are eligible for these postretirement benefits. Our funding policy for these benefits is to contribute annually, to a 501(c)(9) trust, the maximum amount that can be deducted for federal income tax purposes.

- App.-A-31 -

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

	2013		2012		2011
(millions)	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Cash	$234.5	$152.4	$207.0	$134.6	$196.1	$127.5
Equity	64.9	42.2	63.4	41.2	50.5	32.8
Our 2003 Incentive Plan, which provides for the granting of equity-based awards to key members of management, has 18.7 million shares currently authorized, net of restricted equity awards canceled. No new awards may be made under the 2003 incentive plan; 1.9 million shares remain available to issue dividend equivalents on outstanding awards. In addition, our 2010 Equity Incentive Plan had 18.0 million shares authorized as of December 31, 2013, and 11.1 million shares remain available for future awards, the reinvestment of dividend equivalents on outstanding awards, and adjustments to performance-based awards reflecting final vesting factors.
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
The performance-based awards were granted to our Chief Executive Officer as his sole equity award for 2013, 2012, and 2011, and to approximately 45 executives and senior managers in addition to their time-based awards, to provide additional incentive to achieve pre-established profitability and growth targets. Vesting for all awards is based upon the achievement of predetermined performance goals within specified time periods. The targets for the performance-based awards, as well as the ultimate number of units that may vest, vary by grant. All performance-based awards have a target of 100%. For awards granted in 2013, the maximum award amount for performance-based awards based on insurance results may vest from 0% to 250% . The performance-based awards based on insurance results granted in 2010 through 2012, and all performance awards based on investment results, may vest from 0% to 200% of the award amount. Performance-based awards made prior to March 2009 would either vest or be forfeited in full (i.e., no partial vesting). To the extent performance goals are not achieved within the contractual term, the awards will expire. For awards granted prior to 2009, the maximum contractual term is ten years from the grant date and for awards granted in or after 2009, the maximum contractual term is 5 years from the date of grant.

Generally, time-based and performance-based equity awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant. Performance-based equity awards that contain variable vesting criteria are expensed based on management’s expected vesting percentage. These estimates can change periodically throughout the measurement period.

- App.-A-32 -

A summary of all employee restricted equity award activity during the years ended December 31, follows:

	2013		2012		2011
Restricted Equity Awards	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value
Beginning of year	11,625,981	$17.80	12,296,847	$16.86	11,681,826	$16.55
Add (deduct):
Granted[2]	2,738,809	22.73	2,680,229	19.11	2,483,461	20.03
Vested	(4,293,605)	15.54	(3,188,111)	15.23	(1,571,237)	19.88
Forfeited	(152,610)	18.28	(162,984)	17.93	(297,203)	15.41
End of year[3,4]	9,918,575	$20.13	11,625,981	$17.80	12,296,847	$16.86
Available, end of year[5]	11,139,779		15,624,677		18,141,922

1 Includes both restricted stock units and restricted stock. Upon vesting, all units will be converted on a one-for-one basis into Progressive common shares funded from existing treasury shares. All performance-based awards are included at their target amounts.
2 In 2010, we began reinvesting dividend equivalents on restricted stock units. For 2013, 2012, and 2011, the number granted includes 161,077, 440,029, and 55,288 units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair value of the original grant.
3 At December 31, 2013, the number of shares included 2,935,985 performance-based awards at their target amounts. We expect 3,898,809 performance-based awards to vest, based upon our current estimate of the achievement of pre-determined performance goals.
4 At December 31, 2013, the total unrecognized compensation cost related to unvested equity awards was $84.6 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into the income statement over the weighted average vesting period of 2.2 years.
5 Represents shares available under the 2010 Incentive Plan; the 2003 Incentive Plan expired on January 31, 2013, and the remaining 1,898,699 shares thereunder are no longer available for future issuance, however, dividend equivalents will be issued on outstanding awards up to the remaining authorization amount.
The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2013, 2012, and 2011, was $91.8 million, $57.7 million, and $31.3 million, respectively, based on the actual stock price on the vesting date. In 2013, 272,617 dividend equivalent units vested with no intrinsic value. In 2012, we also had 246,200 deferred liability awards vest with no intrinsic value since these awards were expensed based on the current market value at the end of each reporting period.

The following table is a summary of all employee stock option activity during the year ended December 31, 2011. All non-qualified stock options vested on or before January 1, 2007 and expired on December 31, 2011. All options granted had an exercise price equal to the market value of the common shares on the date of grant.

	2011
Options Outstanding	Number of Shares	Weighted Average Exercise Price
Beginning of year	1,916,416	$11.31
Deduct:
Exercised	(1,913,552)	11.31
Forfeited	(2,864)	11.28
End of year	0	$0
Exercisable, end of year	0	$0
The total pretax intrinsic value of options exercised during the year ended December 31, 2011, was $15.2 million, based on the actual stock price at the time of exercise.
Incentive Compensation Plans – Directors  Our 2003 Directors Equity Incentive Plan, which provides for the granting of equity-based awards, including restricted stock awards, to non-employee directors of Progressive, had 1.4 million shares authorized as of December 31, 2013, net of restricted stock awards canceled; 0.5 million shares remain available for future restricted stock grants.

- App.-A-33 -

We grant restricted stock awards to our non-employee directors as their sole compensation for serving as members of the Board of Directors. We do not plan to change to restricted stock units as we have with our employees. The restricted stock awards are issued as time-based awards. The vesting period (i.e., requisite service period) must be a minimum of six months and one day. The time-based awards granted to date have typically included vesting periods of 11 months from the date of each grant. To the extent a director is newly appointed during the year, or his or her committee assignments change, the vesting period may be shorter but always greater than six months, one day per the plan’s specifications. The restricted stock awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.

A summary of all directors’ restricted stock activity during the years ended December 31, follows:

	2013		2012		2011
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	92,957	$21.41	94,106	$21.80	109,545	$20.86
Add (deduct):
Granted	93,254	26.19	92,957	21.41	94,106	21.80
Vested	(92,957)	21.41	(94,106)	21.80	(109,545)	20.86
End of year	93,254	$26.19	92,957	$21.41	94,106	$21.80
Available, end of year[1]	476,884		570,138		663,095

1 Represents shares available under the 2003 Directors Equity Incentive Plan.
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
A summary of all stock option activity for both current and former directors during the years ended December 31, follows:

	2012		2011
Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	36,237	$12.51	120,125	$10.34
Deduct:
Exercised	(36,237)	12.51	(83,888)	9.41
End of year	0	$0	36,237	$12.51
Exercisable, end of year[1]	0	$0	36,237	$12.51

1 The 1998 Directors’ Stock Option Plan has expired.
The total pretax intrinsic value of options exercised, and the fair value of the restricted stock vested, during the years ended December 31, 2013, 2012, and 2011, was $2.3 million, $2.5 million, and $3.3 million, respectively, based on the actual stock price at time of exercise/vesting.
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

- App.-A-34 -

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
The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2013	2012
Progressive common shares[1]	$57.1	$53.3
Other investment funds[2]	113.1	73.4
Total	$170.2	$126.7
1 Includes 2.5 million and 1.3 million common shares as of December 31, 2013 and 2012, respectively, to be distributed in common shares.
2 Amount is included in other assets on the balance sheet.
10.  SEGMENT INFORMATION
We write personal auto and other specialty property-casualty insurance and provide related services throughout the United States. Our Personal Lines segment writes insurance for personal autos and recreational vehicles. The Personal Lines segment is comprised of both the Agency and Direct businesses. The Agency business includes business written by our network of more than 35,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (other insurance companies, financial institutions, and national agencies). The Direct business includes business written directly by us online, by phone, or on mobile devices. We also sell personal auto physical damage insurance via the Internet in Australia. For the years ended December 31, 2013, 2012, and 2011, net premiums earned on our Australian business were $13.0 million, $7.1 million, and $3.5 million, respectively.
Our Commercial Lines segment writes primary liability and physical damage insurance for automobiles and trucks owned and/or operated predominantly by small businesses in the business auto, for-hire transportation, contractor, for-hire specialty, and tow markets. This segment is distributed through both the independent agency and direct channels.
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
We evaluate profitability based on pretax underwriting profit (loss) for the Personal Lines and Commercial Lines segments and for the other indemnity businesses. Pretax underwriting profit (loss) is calculated as net premiums earned plus fees and other revenues less each of: (i) losses and loss adjustment expenses; (ii) policy acquisition costs; and (iii) other underwriting expenses. Service business pretax profit (loss) is the difference between service business revenues and service business expenses.
Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We do not allocate assets or income taxes to operating segments. In addition, we do not separately identify depreciation and amortization expense by segment, and such allocation would be impractical. Companywide depreciation expense was $101.3 million in 2013, $94.4 million in 2012, and $88.5 million in 2011. The accounting policies of the operating segments are the same as those described in Note 1 - Reporting and Accounting Policies.

- App.-A-35 -

Following are the operating results for the years ended December 31:

	2013		2012		2011
(millions)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)
Personal Lines
Agency	$8,601.5	$542.9	$8,103.9	$338.9	$7,627.4	$564.9
Direct	6,740.1	473.9	6,264.2	289.5	5,803.7	354.4
Total Personal Lines[1]	15,341.6	1,016.8	14,368.1	628.4	13,431.1	919.3
Commercial Lines	1,761.6	114.1	1,649.0	86.3	1,467.1	133.5
Other indemnity	.2	(10.8)	.9	(5.8)	4.6	(5.5)
Total underwriting operations	17,103.4	1,120.1	16,018.0	708.9	14,902.8	1,047.3
Fees and other revenues[2]	291.8	NA	281.8	NA	266.5	NA
Service businesses	39.6	.8	36.1	0	22.8	3.4
Investments[3]	740.4	721.6	749.8	734.4	582.6	569.1
Gains (losses) on extinguishment of debt	(4.3)	(4.3)	(1.8)	(1.8)	(.1)	(.1)
Interest expense	NA	(118.2)	NA	(123.8)	NA	(132.7)
Consolidated total	$18,170.9	$1,720.0	$17,083.9	$1,317.7	$15,774.6	$1,487.0

1 Personal auto insurance accounted for 91% of the total Personal Lines segment net premiums earned in 2013, 2012, and 2011; insurance for our special lines products (e.g., motorcycles, ATVs, RVs, mobile homes, watercraft, and snowmobiles) accounted for the balance of the Personal Lines net premiums earned.
2 Pretax profit (loss) for fees and other revenues are allocated to operating segments.
3 Revenues represent recurring investment income and total net realized gains (losses) on securities; pretax profit is net of investment expenses.
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

	2013		2012		2011
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines
Agency	6.3%	93.7	4.2%	95.8	7.4%	92.6
Direct	7.0	93.0	4.6	95.4	6.1	93.9
Total Personal Lines	6.6	93.4	4.4	95.6	6.8	93.2
Commercial Lines	6.5	93.5	5.2	94.8	9.1	90.9
Other indemnity[1]	NM	NM	NM	NM	NM	NM
Total underwriting operations	6.5	93.5	4.4	95.6	7.0	93.0

1 Underwriting margins/combined ratios are not meaningful (NM) for our other indemnity businesses due to the low level of premiums earned by, and the variability of loss costs in, such businesses.

- App.-A-36 -

11.  OTHER COMPREHENSIVE INCOME (LOSS)
The components of other comprehensive income (loss) for the years ended December 31, were as follows:

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income	Total tax (provision) benefit	After tax total accumulated other comprehensive income	Total net unrealized gains (losses) on securities	Net unrealized gains on forecasted transactions[1,3]	Foreign currency translation adjustment
Balance at December 31, 2012	$1,340.0	$(469.0)	$871.0	$862.7	$6.1	$2.2
Other comprehensive income (loss) before reclassifications:
Investment securities	368.2	(128.9)	239.3	239.3	0	0
Net non-credit related OTTI losses, adjusted for valuation changes	.4	(.1)	.3	.3	0	0
Forecasted transactions	0	0	0	0	0	0
Foreign currency translation adjustment	(2.5)	.9	(1.6)	0	0	(1.6)
Total other comprehensive income (loss) before reclassifications	366.1	(128.1)	238.0	239.6	0	(1.6)
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(5.7)	2.0	(3.7)	(3.7)	0	0
Net realized gains (losses) on securities[2]	245.5	(86.0)	159.5	159.0	.5	0
Interest expense[3]	2.2	(.7)	1.5	0	1.5	0
Total reclassification adjustment for amounts realized in net income	242.0	(84.7)	157.3	155.3	2.0	0
Total other comprehensive income (loss)	124.1	(43.4)	80.7	84.3	(2.0)	(1.6)
Balance at December 31, 2013	$1,464.1	$(512.4)	$951.7	$947.0	$4.1	$.6

- App.-A-37 -

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income	Total tax (provision) benefit	After tax total accumulated other comprehensive income	Total net unrealized gains (losses) on securities	Net unrealized gains on forecasted transactions[1]	Foreign currency translation adjustment
Balance at December 31, 2011	$1,065.4	$(372.9)	$692.5	$682.8	$7.9	$1.8
Other comprehensive income (loss) before reclassifications:
Investment securities	488.0	(170.8)	317.2	317.2	0	0
Net non-credit related OTTI losses, adjusted for valuation changes	7.9	(2.8)	5.1	5.1	0	0
Forecasted transactions	0	0	0	0	0	0
Foreign currency translation adjustment	.6	(.2)	.4	0	0.4
Total other comprehensive income (loss) before reclassifications	496.5	(173.8)	322.7	322.3	0.4
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(.4)	.1	(.3)	(.3)	0	0
Net realized gains (losses) on securities[2]	220.1	(77.0)	143.1	142.7	.4	0
Interest expense	2.2	(.8)	1.4	0	1.4	0
Total reclassification adjustment for amounts realized in net income	221.9	(77.7)	144.2	142.4	1.8	0
Total other comprehensive income (loss)	274.6	(96.1)	178.5	179.9	(1.8)	.4
Balance at December 31, 2012	$1,340.0	$(469.0)	$871.0	$862.7	$6.1	$2.2

- App.-A-38 -

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income	Total tax (provision) benefit	After tax total accumulated other comprehensive income	Total net unrealized gains (losses) on securities	Net unrealized gains on forecasted transactions[1]	Foreign currency translation adjustment
Balance at December 31, 2010	$1,205.6	$(421.9)	$783.7	$767.3	$14.7	$1.7
Other comprehensive income (loss) before reclassifications:
Investment securities	75.4	(26.4)	49.0	49.0	0	0
Net non-credit related OTTI losses, adjusted for valuation changes	(5.5)	1.9	(3.6)	(3.6)	0	0
Forecasted transactions	(5.1)	1.8	(3.3)	0	(3.3)	0
Foreign currency translation adjustment	.2	(.1)	.1	0	0.1
Total other comprehensive income (loss) before reclassifications	65.0	(22.8)	42.2	45.4	(3.3)	.1
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(.6)	.2	(.4)	(.4)	0	0
Net realized gains (losses) on securities[2]	200.8	(70.3)	130.5	130.3	.2	0
Interest expense	5.0	(1.7)	3.3	0	3.3	0
Total reclassification adjustment for amounts realized in net income	205.2	(71.8)	133.4	129.9	3.5	0
Total other comprehensive income (loss)	(140.2)	49.0	(91.2)	(84.5)	(6.8)	.1
Balance at December 31, 2011	$1,065.4	$(372.9)	$692.5	$682.8	$7.9	$1.8

1 Entered into for the purpose of managing interest rate risk associated with our debt issuances.
2 During 2013, 2012, and 2011, we reclassified $0.8 million, $0.6 million, and $0.3 million, respectively, on a pretax basis, from accumulated other comprehensive income on the balance sheet to net realized gains on securities on the comprehensive income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the portion of the 6.70% Debentures repurchased during the periods (see Note 4 – Debt for further discussion).
3 We expect to reclassify $2.1 million (pretax) into income during the next 12 months, related to net unrealized gains on forecasted transactions.

12.  LITIGATION

The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies written by our insurance subsidiaries in the ordinary course of business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.
In addition, The Progressive Corporation and/or its insurance subsidiaries are named as defendants in a number of class action or individual lawsuits arising out of the operations of the insurance subsidiaries. Other insurance companies face many of these same issues. The lawsuits discussed below are in various stages of development. We plan to contest these suits vigorously, but may pursue settlement negotiations in some cases, if appropriate. The outcomes of pending cases are uncertain at this time.
We establish accruals for lawsuits when it is probable that a loss has been or will be incurred and we can reasonably estimate its potential exposure, which may include a range of loss (referred to as a loss that is both “probable and estimable” in the discussion below). As to lawsuits in which the loss is not considered both probable and estimable, or is considered probable but not estimable, we do not establish an accrual in accordance with current accounting guidance. It is generally not possible to determine the exposure associated with our lawsuits for a number of reasons, including, without limitation, one or more of the following: liability appears to be remote; putative class action lawsuits generally pose immaterial exposure until a class is actually certified, which, historically, has not been granted by the courts in the vast majority of our cases in which certification has been sought; class definitions are often indefinite and preclude detailed exposure analysis; and complaints rarely state an amount sought as relief, and when such amount is stated, it is often a function of pleading requirements and may be unrelated to the potential exposure. The following is a discussion of potentially significant pending cases at December 31, 2013, and certain cases resolved during the three-year period then ended.

- App.-A-39 -

As to the pending cases, although their outcomes are uncertain, in each case we do not believe that the outcome will have a material impact on our consolidated financial condition, cash flows, or results of operations. In addition, we do not consider the losses from the pending cases to be both probable and estimable (except as noted below), and we are unable to estimate a range of loss, if any, at this time, due to the factors discussed above. In the event that any one or more of these cases results in a substantial judgment against, or settlement by, Progressive, or if our accruals prove to be inadequate, the resulting liability could have a material effect on our consolidated financial condition, cash flows, and/or results of operations.
Pending cases at December 31, 2013 that challenge certain of our insurance subsidiaries' practices, include:

•	One certified class action lawsuit seeking interest on PIP payments that allegedly were late.

•
Two putative class action lawsuits alleging that Progressive’s denial of claims under collision coverage is improper by its interpretation of the duplicate recovery provision when the insured has not recovered all losses from another insurer, such as attorney fees.

•
One putative class action lawsuit alleging that Progressive’s website did not adequately disclose sufficient information concerning the PIP deductibles when customers indicated they are covered by private health insurance.

•	Two putative class action lawsuits challenging the labor rates our insurance subsidiaries pay to auto body repair shops.

•	One patent matter alleging that Progressive infringes on patented marketing technology.

•	One putative class action lawsuit alleging that Progressive steers customers to Service Centers and network shops to have their vehicles repaired.

•	Four putative class action lawsuits challenging Progressive’s practice in Florida of adjusting PIP and first-party medical payments.

•	Three putative class action lawsuits challenging our adjustment of medical bills submitted by insureds in bodily injury claims.

•
One putative class action lawsuit challenging our policy form with regard to rejecting uninsured motorist coverage. We have established an accrual for this matter because it is probable that a loss has been incurred on this lawsuit and we were able to estimate a loss. The case is ongoing and a settlement has not been reached. The amount of the accrual is not material to our consolidated financial condition, cash flows, or results of operations.

•	One putative class action lawsuit challenging the manner in which Progressive grants a discount for anti-theft devices.

•	Two putative class action lawsuits alleging that Progressive charged insureds for illusory uninsured motorist/underinsured motorist coverage.

•	One putative class action lawsuit alleging that Progressive undervalues total loss claims through the use of certain valuation tools.

•	One putative class action lawsuit alleging that Progressive applied auto insurance premium increases at double the approved rate increases.

•
One putative class action lawsuit alleging that Progressive negligently designed, manufactured, and deceptively advertised Snapshot® in that it purportedly drains a vehicle's battery to the point that the battery is non-functional or diminished in value.

•	One putative class action lawsuit alleging that Progressive violated the Telephone Consumer Protection Act in making cell phone calls to insureds.

•
One putative class action lawsuit alleging that Progressive fails to secure new waivers of stacking forms when additional vehicles are added to an auto or motorcycle policy and fails to make payment of stacked underinsured motorist benefits in an amount which is fair and reasonable.

•	One putative federal collective and state class action lawsuit challenging our exempt employee classification for certain claims employees under the federal Fair Labor Standards Act and/or state law.

For cases that have settled, but for which settlement is not complete, an accrual has been established at our best estimate of the exposure. Settlements that are complete are fully reflected in our financial statements. The amounts accrued or paid for these settlements were not material to our consolidated financial condition, cash flows, or results of operations.

- App.-A-40 -

Cases settled during 2013 include:

•
One putative class action lawsuit alleging that Progressive did not reimburse any of its insureds who incurred legal fees to recover money from another Progressive insured. This case was accrued for, settled, and paid in 2013.

•	One putative class action lawsuit alleging that Progressive improperly applies a preferred provider discount to medical payment claims. This case was accrued for and settled in 2013.

•
One putative class action lawsuit challenging the manner in which Progressive charges premium and assesses total loss claims for commercial vehicle stated amount policies. This case was accrued for, settled, and paid in 2013.

•	Two putative class action lawsuits challenging Progressive’s practice in Florida of adjusting PIP and first-party medical payments. Both cases were settled on an individual basis.

Cases settled during 2012 include:

•
One putative class action lawsuit that challenged Progressive’s use of certain automated database vendors or software to assist in the adjustment of bodily injury claims where the plaintiffs alleged that these databases or software systematically undervalued the claims; an accrual was established during 2012, and the case was paid in 2013.

Cases settled during 2011 include:

•	One putative class action lawsuit that challenged the labor rates our insurance subsidiaries paid to auto body repair shops; the case was settled and paid on an individual basis in 2011.

•
One class action lawsuit certified for settlement that alleged Progressive charged insureds for illusory uninsured motorist/underinsured motorist coverage on multiple vehicle policies; an accrual was established in 2012 and the majority of this settlement was paid in 2012 with the remainder paid in 2013.

13.  COMMITMENTS AND CONTINGENCIES
We have certain noncancelable operating lease commitments with lease terms greater than one year for property and computer equipment. The minimum commitments under these agreements at December 31, 2013, were as follows:

(millions)	Commitments
2014	$46.0
2015	38.2
2016	27.6
2017	16.1
2018	9.5
Thereafter	7.2
Total	$144.6
Some of the leases have options to renew at the end of the lease periods. The expense we incurred for the leases disclosed above, as well as other operating leases that may be cancelable or have terms less than one year, was:

(millions)	Expense
2013	$64.6
2012	71.9
2011	80.8
We also have certain noncancelable purchase obligations. The minimum commitment under these agreements at December 31, 2013, was $215.3 million.
As of December 31, 2013, we had no open investment funding commitments; we had no uncollateralized lines or letters of credit as of December 31, 2013 or 2012.

- App.-A-41 -

14. DIVIDENDS
We maintain a policy of paying an annual variable dividend that, if declared, would be payable shortly after the close of the year. This annual variable dividend is based on a target percentage of after-tax underwriting income multiplied by a companywide performance factor (“Gainshare factor”), subject to the limitations discussed below. The target percentage is determined by our Board of Directors on an annual basis and announced to shareholders and the public. For 2013, the Board determined the target percentage to be 33-1/3% of annual after-tax underwriting income, which is unchanged from the target percentage in both 2012 and 2011.
The Gainshare factor can range from zero to two and is determined by comparing our operating performance for the year to certain predetermined profitability and growth objectives approved by the Compensation Committee of the Board. This Gainshare factor is also used in the annual cash bonus program currently in place for our employees (our “Gainsharing program”). Although recalibrated every year, the structure of the Gainsharing program generally remains the same. For 2013, the Gainshare factor was 1.21, compared to 1.12 in 2012 and 1.10 in 2011.
Our annual dividend program will result in a variable payment to shareholders each year, subject to certain limitations. If the Gainshare factor is zero or if our comprehensive income is less than after-tax underwriting income, no dividend would be payable under our annual variable dividend policy. However, the ultimate decision on whether or not a dividend will be paid is in the discretion of the Board of Directors. The Board could decide to alter our policy, or not to pay the annual variable dividend for future years, at any time prior to the declaration of the dividend for the year. Such an action by the Board could result from, among other reasons, changes in the insurance marketplace, changes in our performance or capital needs, changes in federal income tax laws, disruptions of national or international capital markets, or other events affecting our business, liquidity, or financial position.
In December 2013, the Board of Directors declared an annual variable dividend, which was paid in February 2014 to shareholders of record at the close of business on January 29, 2014. The amount of the dividend was $.4929 per common share, or $293.9 million. The 2012 annual variable dividend was declared by the Board in December 2012 and paid to shareholders in February 2013; the total amount of dividends was $172.0 million, or $.2845 per common share. The 2011 annual variable dividend was declared by the Board in December 2011 and paid to shareholders in February 2012; the total amount of dividends was $249.4 million, or $.4072 per common share.
In addition to the annual variable dividend, in February 2014 (declared in December 2013) and November 2012 (declared in October 2012), we returned $596.3 million and $604.7 million, respectively, to shareholders via special cash dividends of $1.00 per share each.

- App.-A-42 -

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of The Progressive Corporation:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows, present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013 based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
February 26, 2014

- App.-A-43 -

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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework (1992), management concluded that our internal control over financial reporting was effective as of December 31, 2013.
During the fourth quarter 2013, there were no changes in our internal control over financial reporting identified in the internal control review process that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2013; such report appears herein.
CEO and CFO Certifications
Glenn M. Renwick, President and Chief Executive Officer of The Progressive Corporation, and Brian C. Domeck, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2013 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mr. Renwick and Mr. Domeck have each certified that, to the best of his knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Section 302 and 906 certifications, respectively.

- App.-A-44 -

The Progressive Corporation and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion and analysis of our consolidated financial condition and results of operations.

I. OVERVIEW
The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Group of Insurance Companies consists of our insurance subsidiaries and mutual insurance company affiliate. The Progressive Group of Insurance Companies, together with our holding company and non-insurance subsidiaries and investment affiliate, comprise what we refer to as Progressive.
We have been offering insurance to consumers since 1937 and are estimated to be the country’s fourth largest private passenger auto insurer based on net premiums written during 2013. Our insurance companies offer personal and commercial automobile insurance and other specialty property-casualty insurance and related services throughout the United States, as well as personal auto insurance on an Internet-only basis in Australia. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through more than 35,000 independent insurance agencies and directly to consumers online, on mobile devices, and over the phone. Our Commercial Lines segment offers insurance for cars and trucks owned and/or operated predominantly by small businesses through both the independent agency and direct channels; this business is estimated to be ranked second in the commercial auto industry for 2013, based on net premiums written. Our underwriting operations, combined with our service and investment operations, make up the consolidated group.
The Progressive Corporation receives cash through subsidiary dividends, security sales, borrowings, and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), to repurchase its common shares and debt, and for other business purposes that might arise. In 2013, The Progressive Corporation received $1.1 billion from its subsidiaries, net of capital contributions.The holding company’s funds are generally held in a non-insurance subsidiary. At year-end 2013, this subsidiary had $1.8 billion of marketable securities available for use by the holding company, of which $890.2 million was used to fund the annual variable and special dividends paid in February 2014.
Consistent with our policy to use underleveraged capital to repurchase shares and pay dividends, and in light of our strong capital position, during 2013, we took the following actions, which resulted in returning approximately $1.2 billion to our shareholders and other investors:

•	Dividends - we declared both a $1.00 per common share special dividend and a $.4929 per share annual variable dividend, which combined returned $890.2 million of capital to our shareholders

•	Repurchases - we repurchased both our common shares and debt securities

◦	Shares - we bought back 11.0 million of our common shares at a total cost of $273.4 million

◦	Debt - we repurchased, in the open market, $54.1 million principal amount of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067
We ended 2013 with $8.1 billion of total capital (debt and equity) inclusive of the actions discussed above. We continue to manage our investing and financing activities in order to maintain sufficient capital to support all the insurance we can profitably write and service, while returning underleveraged capital to shareholders.
During 2013, net written premium exceeded $17 billion, continuing the numeric progression of topping $15 billion in 2011 and $16 billion in 2012. Our growth this year was more a function of the increase in average rate per policy, on a year-over-year basis, rather than from an increasing number of customers. Despite seeing a record number of quotes, new applications (i.e., issued policies) were relatively flat compared to last year. In response to rising claims costs, we raised rates principally in the second and third quarters of 2012 across all of our products, with the largest increases in personal auto. By the end of 2013, we experienced double digit growth in new business applications in both our Agency and Direct auto channels.
We added approximately 316,000 policies during the year, bringing our total policies in force to nearly 13.6 million by year end. Most of the increase in policies in force occurred in the last four months of 2013, in our personal auto product. Although new policies are necessary to maintain a growing book of business, we continue to recognize the importance of retaining our current customers as a critical component of our ongoing growth. During the year, policy life expectancy, our preferred measure of retention, experienced a modest decline for personal auto and a slight increase in Commercial Lines. Toward the latter part of the year, we began showing signs of improved renewal rates in our personal auto business.

- App.-A-45 -

Our net income increased to $1,165.4 million, or $1.93 per share, from $902.3 million last year, primarily reflecting higher underwriting profitability. Comprehensive income was $1,246.1 million, up from $1,080.8 million last year, reflecting less of an increase in net unrealized gains in 2013, compared to 2012. Underwriting profitability for the year of 6.5%, or $1,120.1 million, was 2.1 points better than last year, reflecting both fewer catastrophe losses this year and higher average premiums from prior year rate changes. Net realized gains on securities were up 4% on a year-over-year basis, while our investment income of $422.0 million was down 5% from 2012, primarily reflecting lower yields.
A. Operations
In 2013, our insurance subsidiaries generated underwriting profitability of 6.5%, which exceeded our targeted profitability objective of at least 4% and was 2.1 points better than last year. Our Personal Lines business reported an underwriting profit of 6.6%, with 37 states meeting or exceeding their profitability target; only two states generated an underwriting loss for 2013. Underwriting profitability in our Commercial Lines business was 6.5%, with 34 states generating an underwriting profit and 15 states reporting a loss for the year.
During the year, we recognized about 1.0 point of catastrophe losses, primarily from severe weather in many areas of the country primarily during the first six months of 2013. Total catastrophe losses for 2013 were 0.7 points less than 2012. We also realized $45.1 million, or 0.3 combined ratio points, of unfavorable prior accident year reserve development, compared to 0.1 points of unfavorable development last year. Slightly more than half of our 2013 unfavorable development was in our Commercial Lines business, with the remainder primarily in our run-off businesses and special lines products. Our Agency auto business experienced unfavorable prior accident year development, which was almost completely offset by favorable reserve development in our Direct auto business. For the year, our overall incurred severity and frequency increased about 3% and 2%, respectively, compared to the prior year.
On a year-over-year basis, net premiums written and earned increased 6% and 7%, respectively. Changes in net premiums written are a function of new business applications, premium per policy, and retention.
During 2013, total new personal auto applications increased 1% on a year-over-year basis, reflecting a 6% increase in our Direct auto business and a 3% decrease in our Agency auto business. Decreases in the amount of new applications recognized during the first half of the year reflected the impact of the rate changes we took during the second and third quarters of 2012. New application growth turned positive toward the latter part of 2013 as our rates became more competitive. On a state-by-state basis, we experienced year-over-year growth in 19 states in our Agency auto business and in 36 states and the District of Columbia in our Direct auto business. Our special lines products (e.g., motorcycles, ATVs, RVs, mobile homes, watercraft, and snowmobiles) experienced a decrease in new applications of about 7%, reflecting unfavorable weather conditions during much of the potential use season. New applications for our Commercial Lines business decreased about 6% for the year, continuing to primarily reflect the rate increases taken in both 2012 and 2013.

We have several initiatives in place to help stimulate growth and provide consumers with distinctive insurance options. Snapshot®, our usage-based insurance program, is one of our ongoing initiatives. During 2013, the annual premiums from customers choosing Snapshot surpassed $2 billion. Snapshot also helped us better understand some of the unknowns surrounding driving behavior and rates through our capture of significant amounts of data. We will continue with our marketing campaigns to communicate the benefits of Snapshot in a way we believe will help demonstrate the advantages to consumers.

Another initiative is the expansion of our mobile acquisition capabilities. During 2013, we enhanced our technology for quoting and buying on mobile devices to allow consumers the ability to obtain a quote for up to five drivers and four vehicles, which meets 99% of consumer needs. Quoting, sales, payments, and document requests made via mobile devices now represent strong double digit percentages of all such transactions companywide. Going forward, our challenge in the mobile arena will be to provide people the means to transact all forms of business when and where they want on whatever device suits them (e.g., phone, tablet, mini).
We continue to strive to increase our multi-product penetration as a way to stimulate growth. Our relationships with our non-affiliated homeowner insurance carriers continue to grow, as many of our customers now bundle auto and homeowner coverages. Our Progressive Home Advantage® (PHA) program, which serves over a million customers, is a very significant part of our strategy to attract and retain customers. During 2013, PHA grew in our Agency distribution channel through our relationship with American Strategic Insurance, our key provider for the PHA experience through agents. As with our Direct customers, we realize that our Agency customers are a tremendous source of the multi-product business we seek and we fully appreciate the need to bring them a strong product portfolio to earn a greater share of this business.

- App.-A-46 -

During 2013, on a year-over-year basis, our written premium per policy for our Agency and Direct auto businesses increased 5% and 3%, respectively, primarily reflecting rate increases taken in 2012. Written premium per policy for our special lines products increased 3%, compared to last year. Commercial Lines experienced a 5% increase in written premium per policy, reflecting rate increases taken during both 2012 and 2013.

Companywide policies in force increased 2% on a year-over-year basis since December 31, 2012, reflecting a 3% increase in our Personal Lines business, or about 321,100 additional policies, partially offset by a 1% decline in our Commercial Lines business. The biggest contributor to the Personal Lines growth was our Direct auto business where policies in force grew 6%, or 224,100 policies. In our Agency auto business, policies in force increased 1%, or 51,500 policies. The majority of the increase in auto policies in force occurred during the last four months of 2013 when new business growth returned. Our special lines products increased about 45,500 policies, or 1%.
To further grow policies in force, it is critical that we retain our customers for longer periods, which is why increasing retention continues to be one of our most important priorities and our efforts to increase the number of multi-product households continues to be a key initiative. Policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage, is one measure of customer retention. Policy life expectancy decreased 5% and 2% for our Agency and Direct auto businesses, respectively, compared to last year. These declines in policy life expectancy were not unexpected following the rate increases we took in 2012. Although still lower than last year, we did see an improvement in policy life expectancy in the fourth quarter as our rates became more stable and competitive in the marketplace. The policy life expectancy for our Commercial Lines business increased 2%, while policy life expectancy for our special lines products decreased 2%, compared to last year. We will maintain our focus on providing customers with other insurance-related products and services they may need over time in our ongoing efforts to increase retention.

B. Investments and Capital Management
The fair value of our investment portfolio was $18.1 billion at December 31, 2013. Our asset allocation strategy is to maintain 0-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities. We define Group I securities to include:

•	common equities

•	nonredeemable preferred stocks

•	redeemable preferred stocks, except for 50% of investment-grade redeemable preferred stocks with cumulative dividends, and

•	all other non-investment-grade fixed-maturity securities.
Group II securities include:

•	short-term securities and

•	all other fixed-maturity securities.
We use the credit ratings from models provided by the National Association of Insurance Commissioners (NAIC) for classifying our residential and commercial mortgage-backed securities, excluding interest-only securities, while all other debt securities derive their credit ratings from nationally recognized statistical rating organizations in determining whether securities should be classified as Group I or Group II. At December 31, 2013, 22% of our portfolio was allocated to Group I securities and 78% to Group II securities, compared to 21% and 79%, respectively, at December 31, 2012.
Our investment portfolio produced a fully taxable equivalent (FTE) total return of 5.4% for 2013. Our common stock and fixed-income portfolios contributed to this positive total return with FTE returns of 32.8% and 1.7%, respectively. At December 31, 2013, the fixed-income portfolio had a weighted average credit quality of AA-. We continue to maintain our fixed-income portfolio strategy of investing in high-quality, highly liquid securities.
Our recurring investment income generated a pretax book yield of 2.6% for the year. At December 31, 2013, our duration was 2.0 years and our exposure to longer maturity rates was minimal, which limited our exposure to capital loss during the year as interest rates rose generally, with the largest increases for longer maturity bonds. We remain confident in our preference for shorter duration positioning during times of extremely low interest rates, but expect long-term benefits from any return to more substantial yields.

- App.-A-47 -

At December 31, 2013, we held $15.6 million in Australian government obligations and $6.3 million in Australian Treasury Bills to support our Australian operations; we held no other foreign sovereign debt. We held $614.2 million of U.S. dollar-denominated corporate bonds and nonredeemable preferred stocks issued by companies that are domiciled, or whose parent companies are domiciled, in European countries. Of these securities, $70.3 million are U.K.-domiciled financial institution nonredeemable preferred stocks and $543.9 million are corporate bonds from U.K. and other European companies primarily in the consumer, industrial, energy, and communications industries. We had no direct exposure to Southern European-domiciled companies at December 31, 2013. In total, our U.K. and other European-domiciled securities represented approximately 3% of our portfolio at December 31, 2013.
We continue to manage our investing and financing activities in order to maintain sufficient capital to support all of the insurance we can profitably write and service. After taking into account the dividends and security purchases discussed above, we ended 2013 with a total capital position of $8.1 billion.
II.  FINANCIAL CONDITION
A. Holding Company
In 2013, The Progressive Corporation, the holding company, received $1.1 billion of dividends, net of capital contributions, from its subsidiaries. For the three-year period ended December 31, 2013, The Progressive Corporation received $2.7 billion of dividends from its subsidiaries, net of capital contributions. Regulatory restrictions on subsidiary dividends are described in Note 8 – Statutory Financial Information.
Our debt-to-total capital (debt plus equity) ratios at December 31, 2013, 2012, and 2011 were 23.1%, 25.6%, and 29.6%, respectively. During the last three years, we both retired and issued $500 million of senior notes. In 2013, we retired all $150 million of our 7% Notes and in 2012 we retired all $350 million of our 6.375% Senior Notes, each at maturity. In 2011, we issued $500 million of our 3.75% Senior Notes due 2021 (the “3.75% Senior Notes”).
From time to time, we may elect to repurchase our outstanding debt securities in the open market or in privately negotiated transactions, when management believes that such securities are attractively priced and capital is available for such a purpose. During the last three years, we repurchased $100.0 million in aggregate principal amount of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “6.70% Debentures”), including $54.1 million in 2013, $30.9 million in 2012, and $15.0 million in 2011. See Note 4 – Debt and the Liquidity and Capital Resources section below for a further discussion of our debt activity.
We continued our practice of repurchasing our common shares and paying dividends to our shareholders in accordance with our financial policies.
As of December 31, 2013, we had 31.1 million shares remaining under our 2011 Board repurchase authorization. The following table shows our share repurchase activity during the last three years:

(millions, except per share amounts)	2013	2012	2011
Total number of shares purchased	11.0	8.6	51.3
Total cost	$273.4	$174.2	$997.8
Average price paid per share	$24.80	$20.26	$19.45

- App.-A-48 -

We maintain a policy of paying an annual variable dividend that, if declared, would be payable shortly after the close of the year. See Note 14 - Dividends for a further discussion of our annual variable dividend policy.

Following is a summary of our shareholder dividends, both variable and special, that were either declared or paid in the last three years:

(millions, except per share amounts)				Amount
Year	Dividend Type	Declared	Paid	Per Share	Total[1]
2013	Annual – Variable	December 2013	February 2014	$.4929	$293.9
2013	Special	December 2013	February 2014	1.0000	596.3
2012	Annual – Variable	December 2012	February 2013	.2845	172.0
2012	Special	October 2012	November 2012	1.0000	604.7
2011	Annual – Variable	December 2011	February 2012	.4072	249.4
2010	Annual – Variable	December 2010	February 2011	.3987	263.8
1 Based on shares outstanding as of the record date.
The declaration of the special dividends did not affect our annual variable dividend program in those years.
B. Liquidity and Capital Resources
Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. As an auto insurer, our claims liabilities are generally short in duration. Generally, at any point in time, approximately 50% of our outstanding loss and LAE reserves are paid within the following twelve months and about 15% are still outstanding after three years. See Claims Payment Patterns, a supplemental disclosure provided in this Annual Report, for further discussion of the timing of personal auto claims payments.
For the three years ended December 31, 2013, operations generated positive cash flows of $5.1 billion, and cash flows are expected to remain positive in both the short-term and reasonably foreseeable future. In 2013, our operating cash flows increased $208.5 million, compared to 2012, reflecting premiums received in excess of losses and expenses paid in 2013.
As of December 31, 2013, our consolidated statutory surplus was $6.0 billion, compared to $5.6 billion at December 31, 2012. Our net premiums written-to-surplus ratio was 2.9 to 1 at year-end in each of the last three years. At year-end 2013, we also had access to $1.8 billion of securities held in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth or, for other purposes, as needed. We used $890.2 million of these available funds to pay the special and annual variable dividends in February 2014. In addition, our risk-based capital ratios, which are a series of dynamic surplus-related formulas that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting), are well in excess of minimum regulatory requirements. Nonetheless, the payment of dividends by our subsidiaries may be subject to certain limitations. See Note 8 – Statutory Financial Information for additional information on subsidiary dividends.
As of December 31, 2013, 78% of our portfolio was invested in Group II securities, as defined above. In addition, our fixed-income portfolio duration was 2.0 years, with a weighted average credit quality of AA-. At year end, we held $4.9 billion in short-term investments and U.S. Treasury securities. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments without having a negative effect on our cash flows from operations. See Item 1A, “Risk Factors,” in our Form 10-K filed with the SEC for a discussion of certain matters that may affect our portfolio and capital position.
As noted above, we issued $500 million of our 3.75% Senior Notes during 2011. We received proceeds of $497 million, after deducting underwriting discounts and commissions, and incurred an additional $1.0 million of expenses related to the issuance. We retired the entire $150 million of our 7% Notes and the entire $350 million of our 6.375% Senior Notes at maturity in October 2013 and January 2012, respectively. We have no scheduled debt maturities in the next five years.
Based upon our capital planning and forecasting efforts, we believe that we have sufficient capital resources, cash flows from operations, and borrowing capability to support our current and anticipated business, scheduled principal and interest payments on our debt, any declared dividends, and other expected capital requirements. The covenants on our existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event our securities are downgraded by a rating agency.

- App.-A-49 -

We seek to deploy capital in a prudent manner and use multiple data sources and modeling tools to estimate the frequency, severity, and correlation of identified exposures, including, but not limited to, catastrophic and other insured losses, natural disasters, and other significant business interruptions, to estimate our potential capital needs.
Management views our capital position as consisting of three layers, each with a specific size and purpose:

•
The first layer of capital, which we refer to as “regulatory capital,” is the amount of capital we need to satisfy state insurance regulatory requirements and support our objective of writing all the business we can write and service, consistent with our underwriting discipline of achieving a combined ratio of 96 or better. This capital is held by our various insurance entities.

•
The second layer of capital we call “extreme contingency.” While our regulatory capital is, by definition, a cushion for absorbing financial consequences of adverse events, such as loss reserve development, litigation, weather catastrophes, and investment market corrections, we view that as a base and hold additional capital for even more extreme conditions. The modeling used to quantify capital needs for these conditions is quite extensive, including tens of thousands of simulations, representing our best estimates of such contingencies based on historical experience. This capital is held either at a non-insurance subsidiary of the holding company or in our insurance entities, where it is potentially eligible for a dividend up to the holding company. Regulatory restrictions on subsidiary dividends are discussed in Note 8-Statutory Financial Information.

•
The third layer of capital is capital in excess of the sum of the first two layers and provides maximum flexibility to repurchase stock or other securities, consider acquisitions, and pay dividends to shareholders, among other purposes. This capital is largely held at a non-insurance subsidiary of the holding company.

At all times during the last two years, our total capital exceeded the sum of our regulatory capital layer plus our self-constructed extreme contingency load. At both December 31, 2013 and 2012, we held total capital (debt plus equity) of $8.1 billion, reflecting the actions taken during each year to return underleveraged capital to our shareholders as discussed above.
Short-Term Borrowings
During the last three years, we did not engage in short-term borrowings to fund our operations or for liquidity purposes. As discussed above, our insurance operations create liquidity by collecting and investing insurance premiums in advance of paying claims. Information concerning our insurance operations can be found below under Results of Operations – Underwriting, and details about our investment portfolio can be found below under Results of Operations – Investments.
During 2013, we entered into an unsecured, discretionary line of credit with PNC Bank, National Association (“PNC”) in the maximum principal amount of $100 million. All advances under this agreement are subject to PNC’s discretion, would bear interest at a variable daily rate, and must be repaid on the earlier of the 30th day after the advance or the expiration date of the facility, March 25, 2014. We have not borrowed funds under this agreement. Our intent is to renew this line of credit for an additional year.
During 2013 and 2012, we entered into repurchase commitment transactions which were open for a total of 48 days and 25 days, respectively. In these transactions, we loaned U.S. Treasury securities to internally approved counterparties in exchange for cash equal to the fair value of the securities, as described in more detail below under Results of Operations – Investments: Repurchase and Reverse Repurchase Transactions. These investment transactions were entered into to enhance the yield from our fixed-income portfolio and not as a source of liquidity or funding for our operations. We had no open repurchase commitments at December 31, 2013 or 2012.

- App.-A-50 -

C. Commitments and Contingencies
Contractual Obligations
A summary of our noncancelable contractual obligations as of December 31, 2013, follows:

	Payments due by period
(millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt	$1,877.1	$0	$0	$0	$1,877.1
Interest payments on debt[1]	1,091.8	109.0	218.0	149.9	614.9
Operating leases	144.6	46.0	65.8	25.6	7.2
Purchase obligations	215.3	173.1	41.3	.9	0
Loss and loss adjustment expense reserves	8,479.7	4,368.7	2,739.3	730.6	641.1
Total	$11,808.5	$4,696.8	$3,064.4	$907.0	$3,140.3

1 Includes interest on the 6.70% Debentures at the fixed annual rate through, but excluding, June 15, 2017. See Note 4 – Debt for further discussion on the interest rate and maturity dates for these Debentures.
Purchase obligations represent our noncancelable commitments for goods and services (e.g., software licenses, maintenance on information technology equipment, and media placements). Unlike many other forms of contractual obligations, loss and loss adjustment expense (LAE) reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates based on our recent payment patterns. To further understand our claims payments, see Claims Payment Patterns, a supplemental disclosure provided in this Annual Report. In addition, we annually publish a comprehensive Report on Loss Reserving Practices, which was most recently filed with the SEC on a Form 8-K on July 12, 2013, that further discusses our claims payment development patterns.
Except for the $500 million of 3.75% Senior Notes we issued in 2011, we did not enter into any other significant new contractual commitments outside the ordinary course of business during the last three years.
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
Other
As of December 31, 2013, we have in operation 63 Service Centers, including 9 added in 2013, in 48 metropolitan areas across the country, that are designed to provide end-to-end resolution for auto physical damage losses. Currently, we own approximately 80% of our Service Centers and lease the remaining sites. In 30 of these centers, we have combined a claims office with a Service Center to improve our efficiency and manage costs. In an effort to provide the Service Center experience to more of our expanding customer population, over the next four years we expect to complete construction of 5-10 new Service Centers, each co-located with a full service claims office. Based on our historical experience, the cost of these facilities, excluding land, is estimated to average $4 to $6 million per center, depending on a number of variables, including the size and location of the center, and is expected to be funded though operating cash flow.

- App.-A-51 -

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

III.  RESULTS OF OPERATIONS – UNDERWRITING
A. Growth

($ in millions)	2013	2012	2011
NET PREMIUMS WRITTEN
Personal Lines
Agency	$8,702.6	$8,247.0	$7,705.8
Direct	6,866.6	6,389.8	5,906.4
Total Personal Lines	15,569.2	14,636.8	13,612.2
Commercial Lines	1,770.5	1,735.9	1,534.3
Other indemnity	0	0.1
Total underwriting operations	$17,339.7	$16,372.7	$15,146.6
Growth over prior year	6%	8%	5%
NET PREMIUMS EARNED
Personal Lines
Agency	$8,601.5	$8,103.9	$7,627.4
Direct	6,740.1	6,264.2	5,803.7
Total Personal Lines	15,341.6	14,368.1	13,431.1
Commercial Lines	1,761.6	1,649.0	1,467.1
Other indemnity	.2	.9	4.6
Total underwriting operations	$17,103.4	$16,018.0	$14,902.8
Growth over prior year	7%	7%	4%
Net premiums written represent the premiums from policies written during the period less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are earned as revenue over the life of the policy using a daily earnings convention.
We generated an increase in total written and earned premiums during each of the last three years. The increase in our Personal Lines premiums reflects our continued work on several initiatives aimed at providing consumers with distinctive new insurance options (discussed below) and our marketing efforts, as well as rate increases taken primarily during 2012 in response to rising claims costs. The premium increase in our Commercial Lines business is primarily a function of increased average written premium per policy, reflecting rate increases taken over the last several years, rather than an increase in the number of Commercial Lines policies in force.

- App.-A-52 -

Policies in force, our preferred measure of growth, represents all policies under which coverage was in effect as of the end of the period specified. As of December 31, our policies in force were:

(thousands)	2013	2012	2011
POLICIES IN FORCE
Personal Lines
Agency auto	4,841.9	4,790.4	4,648.5
Direct auto	4,224.2	4,000.1	3,844.5
Total auto	9,066.1	8,790.5	8,493.0
Special lines[1]	3,990.3	3,944.8	3,790.8
Total Personal Lines	13,056.4	12,735.3	12,283.8
Growth over prior year	3%	4%	5%
POLICIES IN FORCE
Commercial Lines	514.6	519.6	509.1
Growth over prior year	(1)%	2%	0%

 1 Includes insurance for motorcycles, ATVs, RVs, mobile homes, watercraft, snowmobiles, and similar items, as well as a personal umbrella product.

To analyze growth, we review new policies, rate levels, and the retention characteristics of our books of business. The following table shows our year-over-year changes in new and renewal applications (i.e., issued policies):

	Growth Over Prior Year
	2013	2012	2011
APPLICATIONS
Personal Lines
New	(1)%	(1)%	(1)%
Renewal	3%	6%	7%
Commercial Lines
New	(6)%	3%	(2)%
Renewal	0%	1%	(1)%
Our Personal Lines business had a slight decline in new applications in 2013, compared to last year. During the first half of 2013, new application growth for both our auto and special lines products was hindered by the rate increases taken during 2012. By roughly mid-third quarter 2013, we were reporting double digit growth in new applications in both our Agency and Direct auto businesses, primarily reflecting the increased competitiveness of our rates in the marketplace and increased demand. On a year-over-year basis, new applications decreased slightly in 2013 in our Agency auto business and experienced a modest increase in our Direct auto business.
Our Commercial Lines business experienced a decrease in new applications for 2013, compared to 2012, driven by declines in both our for-hire transportation and for-hire specialty business market targets, primarily due to rate increases taken during both 2012 and 2013.
We remain focused on providing consumers with distinctive auto insurance options and are continually refining our core product design. We are starting to roll out our newest personal auto product model, which incorporates our latest underwriting features.
Snapshot®, our usage-based insurance program, provides customers the opportunity to improve their auto insurance rates based on their personal driving behavior. Snapshot was made available in two additional states in 2013 and now is available to our Direct auto customers in 45 states plus the District of Columbia ("jurisdictions"), while our Agency auto customers have access to Snapshot in 45 of those 46 jurisdictions. We plan to expand Snapshot into additional states, subject to regulatory approval. We currently have seven patents, and additional patent applications pending, related to usage-based insurance. During 2013, the annual premiums from customers choosing Snapshot surpassed $2 billion.
During 2013, we launched a marketing campaign to communicate the benefits of Snapshot in a way we believe will better convey the product advantages to consumers. Specifically, the messaging focuses on how good drivers are paying more for

- App.-A-53 -

insurance due to the poorer driving and insurance profiles of other drivers, and how Snapshot offers drivers the opportunity to limit this risk by personalizing their insurance rate based on their own driving behavior. Our belief is that these messages will resonate even more with consumers. In addition, during the year, several thousand of our independent insurance agents took the opportunity to “test drive” Snapshot to allow them to experience the product and enable them to communicate with their customers the ease of using the Snapshot device and the benefits of capturing the additional rating variable.
We are also continuing with our efforts to further penetrate customer households through cross-selling auto policies with our special lines products and vice versa, as well as through Progressive Home Advantage® (PHA). PHA is the program in which we “bundle” our auto product with property insurance provided by eleven unaffiliated insurance carriers. Bundled products are an integral part of our consumer offerings and an important part of our strategic agenda, since these customers tend to stay with us longer, have better loss experience, and represent a sizable segment of the market. More and more of our customers, especially direct customers, are now multi-product customers with combinations of auto, special lines, home or renters coverage. During 2012 and 2013, our key provider for PHA in the Agency channel, American Strategic Insurance, expanded into nine additional states with further expansion planned in 2014. As of December 31, 2013, PHA was available to Direct customers in 48 states, Agency customers in 23 states, and to both Direct and Agency customers in the District of Columbia. PHA is not currently available to customers in Alaska and is only available to Agency customers in Florida.

Expanding our capabilities in the mobile space remains an important initiative. Consumers want the ability to transact all forms of business when and where they want and on whatever device best suits their needs (e.g., phone, tablet, mini). We provide consumers the ability to obtain a quote for and buy an auto insurance policy on our mobile website in all states and the District of Columbia. During 2013, we expanded our mobile quoting feature to allow consumers to obtain a quote for up to five drivers and four vehicles. This multi-driver, multi-feature capability meets 99% of consumer needs and is available nationwide. Quoting, sales, payments, and document requests by mobile device all now represent strong double digit percentages, and in some cases approaching a quarter, of all such transactions with Progressive.
In addition, we continue to provide the comparison rate experience on a mobile device in most of the country. We also allow consumers to use the camera in their mobile device to photograph their driver license and/or current insurance card, to provide easy data fill for an instantaneous quote. This feature is available in 36 states and the District of Columbia. Also, policyholders are able to make payments and add certain endorsements from their mobile device, as well as receive identification cards and text alerts for billing and severe weather. Furthermore, much of our agency-dedicated website, which includes quote/buy, servicing, and reporting capabilities, is accessible to agents through many brands of tablet computers and mobile phones. We understand the importance of the mobile space and continue to look for opportunities to add new functionality to our mobile website and mobile applications.

During 2013, we completed the national rollout of a product model in our Commercial Lines business that began two years ago. This model expands our coverage offerings, simplifies the quoting and claims experience, and provides incentives for customers to stay with us longer. In addition, through our Progressive Commercial AdvantageSM program, we offer general liability and business owners policies and workers' compensation coverage, all of which are written by seven unaffiliated insurance companies, or placed with additional companies through unaffiliated insurance agencies. The workers' compensation coverage is offered in 44 states, while the other products are offered throughout the continental United States.
We experienced the following changes in written premium per policy:

	Change Over Prior Year
	2013	2012	2011
WRITTEN PREMIUM PER POLICY
Personal Lines – auto	4%	3%	(1)%
Commercial Lines	5%	10%	5%
We increased rates in our personal auto business during the second and third quarters of 2012 in response to rising claims costs, driven primarily by increased severity. For our Commercial Lines business, the overall increase in written premium per policy primarily reflects average premium increases on our renewal business from rate increases taken during both 2012 and 2013. For new Commercial Lines business, written premium per policy decreased in 2013, compared to 2012, due to a shift in the mix of our business away from our for-hire transportation and for-hire specialty business market targets, both of which have higher average premium per policy. Adjusting rates is a continuous process and we will continue to evaluate future rate needs and react quickly as we recognize changing trends at the state level. See below for additional discussion on written premium per policy for our Agency and Direct auto channels and our Commercial Lines business.

- App.-A-54 -

Another important element affecting growth is customer retention. One measure of retention is policy life expectancy, which is our actuarial estimate of the average length of time that a policy (including any renewals) will remain in force before cancellation or lapse in coverage. The following table shows our year-over-year changes in policy life expectancy:

	Change Over Prior Year
	2013	2012	2011
POLICY LIFE EXPECTANCY
Personal Lines:
Auto	(4)%	(1)%	2%
Special lines	(2)%	0%	(1)%
Commercial Lines	2%	0%	0%
Although we experienced an increase in the number of personal auto renewal applications year over year, our estimate of the expected tenure of our customers has declined for 2013, primarily reflecting rate increases taken in many states in the second half of 2012. As our rates became more competitive in the second half of 2013, we did see a slight increase in renewal rates from the measures recorded earlier in the year. Policy life expectancies for our special lines products declined for 2013, reflecting increased rates at renewal on our motorcycle policies. Our Commercial Lines business saw an increase in policy life expectancy for 2013, in part due to shifts in the mix of our business away from our for-hire transportation business market target to our business auto market, which tends to have a higher rate of retention. Recognizing the importance that retention has on our ability to continue to grow profitably, we continue to emphasize competitive pricing, quality service, and having the products and services available for our customers as their needs change during their insurable life.

B. Profitability
Profitability for our underwriting operations is defined by pretax underwriting profit, which is calculated as net premiums earned plus "fees and other revenues" less losses and loss adjustment expenses, policy acquisition costs, and other underwriting expenses. We also use underwriting profit margin, which is underwriting profit expressed as a percentage of net premiums earned, to analyze our results. For the three years ended December 31, our underwriting profitability results were as follows:

	2013		2012		2011
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
($ in millions)	$	Margin	$	Margin	$	Margin
Personal Lines
Agency	$542.9	6.3%	$338.9	4.2%	$564.9	7.4%
Direct	473.9	7.0	289.5	4.6	354.4	6.1
Total Personal Lines	1,016.8	6.6	628.4	4.4	919.3	6.8
Commercial Lines	114.1	6.5	86.3	5.2	133.5	9.1
Other indemnity[1]	(10.8)	NM	(5.8)	NM	(5.5)	NM
Total underwriting operations	$1,120.1	6.5%	$708.9	4.4%	$1,047.3	7.0%

1 Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.
Our underwriting margin met or exceeded our long-term profitability target of at least 4% for the last three years. Pricing and market conditions are always significant drivers of underwriting margins over any defined period. The increase in our underwriting margin in 2013, compared to 2012, was primarily due to an improved loss ratio from our 2012 rate increases, reduced catastrophe losses in 2013, and a lower cost structure. The lower underwriting margin in 2012, compared to 2011, primarily reflects unfavorable loss reserve development in 2012, compared to favorable development in 2011, increased auto claims severity, and higher catastrophe losses.

- App.-A-55 -

Further underwriting results for our Personal Lines business, including results by distribution channel, the Commercial Lines business, and our underwriting operations in total, as defined in Note 10 – Segment Information, were as follows:

Underwriting Performance[1]	2013	2012	2011
Personal Lines – Agency
Loss & loss adjustment expense ratio	73.5	75.2	71.8
Underwriting expense ratio	20.2	20.6	20.8
Combined ratio	93.7	95.8	92.6
Personal Lines – Direct
Loss & loss adjustment expense ratio	72.3	74.2	71.4
Underwriting expense ratio	20.7	21.2	22.5
Combined ratio	93.0	95.4	93.9
Total Personal Lines
Loss & loss adjustment expense ratio	73.0	74.8	71.6
Underwriting expense ratio	20.4	20.8	21.6
Combined ratio	93.4	95.6	93.2
Commercial Lines
Loss & loss adjustment expense ratio	71.9	72.6	68.9
Underwriting expense ratio	21.6	22.2	22.0
Combined ratio	93.5	94.8	90.9
Total Underwriting Operations[2]
Loss & loss adjustment expense ratio	73.0	74.6	71.4
Underwriting expense ratio	20.5	21.0	21.6
Combined ratio	93.5	95.6	93.0
Accident year-Loss & loss adjustment expense ratio[3]	72.7	74.5	73.0

1 Ratios are expressed as a percentage of net premiums earned; "fees and other revenues" are netted with underwriting expenses in the ratio calculations.
2 Combined ratios for the other indemnity businesses are not presented separately due to the low level of premiums earned by, and the variability of loss costs in, such businesses. For the years ended December 31, 2013, 2012, and 2011, these businesses generated an underwriting loss of $10.8 million, $5.8 million, and $5.5 million, respectively.
3 The accident year ratios include only the losses that occurred during the period noted. As a result, accident period results will change over time, either favorably or unfavorably, as we revise our estimates of loss costs when payments are made or reserves for that accident period are reviewed.

Losses and Loss Adjustment Expenses (LAE)

(millions)	2013	2012	2011
Change in net loss and LAE reserves	$457.5	$516.2	$93.2
Paid losses and LAE	12,014.9	11,431.8	10,541.6
Total incurred losses and LAE	$12,472.4	$11,948.0	$10,634.8
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

- App.-A-56 -

Our total loss and loss adjustment expense ratio decreased 1.6 points in 2013 and increased 3.2 points in 2012, compared to the prior year. On an accident year basis, which includes the impact of prior accident year reserve development, our loss and LAE ratio decreased 1.8 points in 2013 and increased 1.5 points in 2012. The decrease in 2013 primarily reflects an increase in average net premiums earned per policy on a year-over-year basis, as well as reduced catastrophe losses in 2013, compared to 2012. The increase in 2012 primarily reflects year-over-year increases in the severity of personal auto claims for all coverages and, to a lesser extent, about $67 million more catastrophe losses incurred in 2012, compared to 2011.
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
Total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in reserves) was up about 2.5%, 5.0%, and 0.5% in 2013, 2012, and 2011, respectively, over the prior-year periods.

•
2013 – Severity for our collision coverage increased about 5%, and severity for both our bodily injury and property damage coverages increased about 3%, while severity in our personal injury protection (PIP) coverage was down about 4%.

•	2012 – Severity increases in most of our auto coverages were about 5%, including bodily injury, PIP, property damage, and collision.

•	2011 – Severity in our bodily injury and property coverages increased about 1%-2%, while our PIP severity was down about 3%.
It is a challenge to estimate future severity, especially for bodily injury and PIP claims, but we continue to monitor changes in the underlying costs, such as medical costs, health care reform, and jury verdicts, along with regulatory changes and other factors that may affect severity.
Our incurred frequency of auto accidents, on a calendar-year basis, increased about 2% in 2013, was relatively flat in 2012, and was down about 2% in 2011, compared to the prior-year periods.

•	2013 – Increases in frequency for our collision and property damage coverages contributed to the overall increase while frequency for our bodily injury and PIP coverages was relatively flat.

•
2012 – Our collision coverage had a decline in frequency of about 3%, primarily related to the mild winter weather experienced in the northern states during the first quarter 2012. Frequency in our PIP coverage was also down about 2%. In contrast, our bodily injury coverage had an increase in frequency of about 1%, but have still not returned to the higher frequency levels we experienced in 2010.

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
We experienced severe weather conditions in several areas of the country during each of the last three years. Hail storms, tornadoes, wind, and flooding contributed to catastrophe losses each year. Results were affected by Superstorm Sandy in 2012 and Hurricane Irene in 2011. The following table shows catastrophe losses incurred for the years ended December 31:

($ in millions)	2013	2012	2011
Catastrophe losses incurred	$175.1	$279.1	$211.9
Increase to combined ratio	1.0 pts.	1.7 pts.	1.4 pts.
We continue to respond promptly to catastrophic storms when they occur in order to provide exemplary claims service to our customers.

- App.-A-57 -

The table below presents the actuarial adjustments implemented and the loss reserve development experienced in the years ended December 31:

($ in millions)	2013	2012	2011
ACTUARIAL ADJUSTMENTS
Reserve decrease/(increase)
Prior accident years	$62.4	$85.1	$151.7
Current accident year	22.0	(48.3)	91.7
Calendar year actuarial adjustments	$84.4	$36.8	$243.4
PRIOR ACCIDENT YEARS DEVELOPMENT
Favorable/(Unfavorable)
Actuarial adjustments	$62.4	$85.1	$151.7
All other development	(107.5)	(107.1)	90.3
Total development	$(45.1)	$(22.0)	$242.0
(Increase)/decrease to calendar year combined ratio	(.3) pts.	(.1) pts.	1.6 pts.
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
Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while incurring minimal variation from the date that the reserves are initially established until losses are fully developed. As reflected in the table above, we experienced minor unfavorable reserve development in 2013 and 2012 and favorable reserve development in 2011.

2013

•
Approximately 80% of the unfavorable reserve development was attributable to accident year 2011, while the remaining 20% was related to accident year 2012. The aggregate reserve development for accident years 2010 and prior was slightly favorable.

•
About 55% of our unfavorable reserve development was in our Commercial Lines business, with the remainder split about equally between our Personal Lines business and our run-off businesses. In our Personal Lines business, unfavorable development in our Agency auto channel was offset in large part by favorable development in our Direct auto channel.

•
The unfavorable reserve development in our Agency auto business was in our IBNR reserves due to higher frequency and severity on late emerging claims, as primarily reflected in the “all other development.”

•	Lower than anticipated severity costs on case reserves was the primary contributor to the favorable development in our Direct auto business.

•	In our Commercial Lines business, we experienced unfavorable development due to higher frequency and severity on late emerging claims primarily in our bodily injury coverage for our truck business.

•
In our other businesses, we experienced unfavorable development primarily due to reserve increases in our run-off professional liability group business based on recent internal actuarial reviews of our claims history.

- App.-A-58 -

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

•
Slightly more than half of the total unfavorable reserve development was attributable to our Commercial Lines business, with the remainder in our personal auto business. In our personal auto business, unfavorable development in the Agency channel was partially offset by favorable development in the Direct channel, primarily reflecting that unfavorable development on our PIP coverage was more skewed to the Agency channel, and that our Direct business had favorable development on our collision coverage, as we experienced more subrogation recoveries in this channel.

•	Our personal auto product’s development was primarily attributable to unfavorable development in our Florida PIP and an increase in our estimate of bodily injury severity for accident year 2011.

•	Unfavorable development in our Commercial Lines business reflects higher than anticipated frequency and severity costs on late emerging claims and higher settlements on large losses.
2011

•	About half of the favorable reserve development was attributable to accident years 2008 and prior, while the balance was primarily due to claims from accident year 2010.

•
Approximately 70% of the favorable reserve development was attributable to our Personal Lines business, with our Agency and Direct channels contributing 25% and 75%, respectively; the balance was primarily in our Commercial Lines business.

•
The 2011 favorable development was driven primarily by favorable settlement of larger losses and lower defense and cost containment costs, but was partially offset by unfavorable development on our total IBNR reserves, reflecting a greater than anticipated increase in the number of late emerging claims.

We continue to focus on our loss reserve analysis, attempting to enhance accuracy and to further our understanding of our loss costs. A detailed discussion of our loss reserving practices can be found in our Report on Loss Reserving Practices, which was filed in a Form 8-K on July 12, 2013.
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

Underwriting Expenses
Progressive’s policy acquisition costs and other underwriting expenses, net of "fees and other revenues," expressed as a percentage of net premiums earned decreased 0.5 points and 0.6 points for 2013 and 2012, respectively, over the prior year periods. In both 2013 and 2012, our underwriting expenses grew at a slower rate than net premiums earned, due in part to an increase in earned premium per policy as a result of rate increases taken in 2012.

C. Personal Lines

	Growth Over Prior Year
	2013	2012	2011
Net premiums written	6%	8%	5%
Net premiums earned	7%	7%	5%
Policies in force	3%	4%	5%
Progressive’s Personal Lines business writes insurance for personal autos and recreational vehicles and represented 90% of our total net premiums written for both 2013 and 2011 and 89% in 2012. We currently write our Personal Lines products in all 50 states. We also offer our personal auto product (not special lines products) in the District of Columbia and on an Internet-only basis in Australia.

- App.-A-59 -

Personal auto represented about 91% of our total Personal Lines net premiums written in each of the last three years. These auto policies are primarily written for 6-month terms. The remaining Personal Lines business is comprised of special lines products (e.g., motorcycles, watercraft, and RVs), which are written for 12-month terms. Net premiums written for personal auto increased 7% in 2013, 8% in 2012, and 5% in 2011; special lines net premiums written grew 5% in 2013, 4% in 2012, and 1% in 2011. Personal auto policies in force increased 3% for 2013, 4% for 2012, and 5% for 2011; policies in force for the special lines products increased 1% in 2013, 4% in 2012, and 5% in 2011.
Our total Personal Lines business generated a 6.6% underwriting profit margin in 2013, which was widely distributed by product and state. In 2013, 48 states and the District of Columbia were profitable, including all of our 10 largest states. The special lines products had a favorable effect on the total Personal Lines combined ratio of 1.0 point in 2013, 0.6 points in 2012, and 0.9 points in 2011.
Even though our Agency and Direct businesses are managed under one Personal Lines organization, we report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by channel.
The Agency Business

	Growth Over Prior Year
	2013	2012	2011
Net premiums written	6%	7%	3%
Net premiums earned	6%	6%	3%
Auto: policies in force	1%	3%	4%
new applications	(3)%	0%	(2)%
renewal applications	2%	5%	5%
written premium per policy	5%	3%	0%
policy life expectancy	(5)%	0%	6%
The Agency business includes business written by more than 35,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. As discussed previously, new application growth for 2013 was hindered by prior year rate increases. New applications were down in our Agency auto business, compared to last year, for most of 2013, but by mid-third quarter we were generating low double-digit growth. In 2013, we generated new Agency auto application growth in 19 states, including 4 of our top 10 Agency auto states.
Rate increases taken during 2012 were the primary factor in the year-over-year increase in written premium per policy in both 2013 and 2012, as well as a major factor in the decline in retention (measured by policy life expectancy) experienced in our Agency auto business in 2013.
On a year-over-year basis, we saw a significant increase in Agency auto quotes in 2013, reflecting very strong increases in quoting on third-party comparative rating systems, primarily driven by the addition of real-time comparative rating in California. Excluding the quote volume generated in California, our Agency auto quotes experienced a modest increase, compared to 2012. We saw a modest increase in Agency auto quotes in 2012, while quotes were relatively flat in 2011. We strive to continually improve our presentation on third-party comparative rating systems and identify opportunities to ensure our prices are available for agents. Our Agency auto rate of conversion (i.e., converting a quote to a sale) decreased in each of the last three years.
The Direct Business

	Growth Over Prior Year
	2013	2012	2011
Net premiums written	7%	8%	7%
Net premiums earned	8%	8%	7%
Auto: policies in force	6%	4%	6%
new applications	6%	(2)%	(2)%
renewal applications	4%	7%	11%
written premium per policy	3%	3%	(1)%
policy life expectancy	(2)%	(2)%	(3)%

- App.-A-60 -

The Direct business includes business written directly by Progressive on the Internet, through mobile devices, and over the phone. As discussed above, new applications in our Direct auto business increased for 2013, especially toward the latter part of the year, reflecting an increase in demand, along with rate decreases taken in several large Direct auto states in response to ongoing market reviews. Out of our top 10 Direct auto states, nine states experienced an increase in new auto applications in 2013, compared to four states in both 2012 and 2011.
Written premium per policy for our Direct auto business increased in both 2013 and 2012, primarily due to rate increases taken during 2012. Written premium per policy on both our new and renewal Direct auto business increased in 2013, with the increase for new business about 2% higher than the increase for renewal business. The decline in written premium per policy in 2011 reflected shifts in the mix of our business (e.g., older age vehicles, state mix, and drivers with proof of prior insurance).
The decline in policy life expectancy in our Direct auto business for both 2013 and 2012 also reflects the rate increases taken primarily in the second half of 2012. Similarly, the decline in policy life expectancy for 2011 reflects rate increases taken in Florida and Massachusetts, as well as changes in bill plan presentation, which led to more customers paying in installments and, historically, these customers tend to retain for shorter periods.
On a year-over-year basis, the total number of quotes in the Direct business increased 15%, reflecting our strong brand, compelling creative execution, and an increase in advertising spend, which had a positive impact on our new business application growth. Direct auto quotes decreased 4% and 3% in 2012 and 2011, respectively, reflecting decreases in both Internet quotes and quotes generated via the phone. The total Direct business conversion rate decreased in 2013, particularly in conversion for Internet-initiated business, driven by the 2012 rate increases and an increase in the number of quotes generated on a mobile device, which have a lower conversion rate. The rate of conversion in our Direct auto business was relatively flat in both 2012 and 2011, compared to the prior years.
The underwriting expense ratio for our Direct business decreased 0.5 points for 2013 and 1.3 points for 2012, compared to the prior year. Higher earned premium in both 2013 and 2012, compared to the prior years, was a primary contributor to the decrease in the underwriting expense ratio in both years. Year-over-year, total advertising spend was up 13% in 2013 and remained relatively flat in 2012. We remain focused on maintaining a well-respected brand and will continue to spend on advertising as long as we achieve our profitability targets. During 2013, we launched a campaign to promote the benefits of Snapshot to engage the consumer and communicate how this product offering is relevant to them. This campaign joined our advertisements that continue to use “Flo” both in and out of the “Superstore.” In addition, during the year, we released an added dimension to our branding efforts to attempt to show consumers more about the company and values behind our product offerings. This new dimension is represented by the apron, which Progressive people metaphorically tie on as they work to improve the customer experience.

D. Commercial Lines

	Growth Over Prior Year
	2013	2012	2011
Net premiums written	2%	13%	6%
Net premiums earned	7%	12%	0%
Policies in force	(1)%	2%	0%
New applications	(6)%	3%	(2)%
Renewal applications	0%	1%	(1)%
Written premium per policy	5%	10%	5%
Policy life expectancy	2%	0%	0%
Progressive’s Commercial Lines business writes primary liability, physical damage, and other auto-related insurance for automobiles and trucks owned and/or operated predominantly by small businesses, with the majority of our customers insuring two or fewer vehicles. Our Commercial Lines business represented 10% of our total net premiums written in both 2013 and 2011 and 11% in 2012. This business is primarily distributed through independent agents and operates in the following business market targets:

•	Business auto – autos, vans, and pick-up trucks used by small businesses, such as retailing, farming, services, and private trucking

•	For-hire transportation – tractors, trailers, and straight trucks primarily used by regional general freight and expeditor-type businesses and non-fleet long-haul operators

- App.-A-61 -

•	Contractor – vans, pick-up trucks, and dump trucks used by small businesses, such as artisans, heavy construction, and landscapers/snowplowers

•	For-hire specialty – dump trucks, log trucks, and garbage trucks used by dirt, sand and gravel, logging, and coal-type businesses, and

•	Tow – tow trucks and wreckers used in towing services and gas/service station businesses.
Business auto is the largest business market target, measured by premium volume, and accounts for approximately one third of our total Commercial Lines premiums, while the for-hire transportation and contractor business market targets each account for about another 25%. Business auto and contractor together account for approximately 75% of the vehicles we insure in this business, while for-hire transportation accounts for about 15%. We currently write our Commercial Lines business in 49 states; we do not write Commercial Lines in Hawaii or the District of Columbia. The majority of our policies in this business are written for 12-month terms.
Our Commercial Lines business new applications decreased for 2013, driven by decreases in both our for-hire transportation and for-hire specialty business market targets primarily due to rate increases taken in both 2012 and 2013. Rate increases also contributed to the increase in written premium per policy in our Commercial Lines business for 2013. Written premium per policy increased to a lesser extent in 2013 than in 2012 due to declines in written premium per policy for our Commercial Lines new business, primarily due to a shift in the mix of our business away from our for-hire transportation and for-hire specialty business market targets, both of which received greater rate increases and have higher average premium per policy. Our Commercial Lines business saw an increase in policy life expectancy for 2013, in part due to shifts in the mix of our business away from our for-hire transportation business market target to our business auto market, which tends to have a higher rate of retention.
Although Commercial Lines differs from Personal Lines auto in its customer base and products written, both businesses require the same fundamental skills, including disciplined underwriting and pricing, as well as excellent claims service. Since the Commercial Lines policies have higher limits than Personal Lines auto, we analyze Commercial Lines' large loss trends and reserving in more detail to allow us to react quickly to changes in this exposure.

E. Other Indemnity
Our other indemnity businesses consist of managing our run-off businesses, including the run-off of our professional liability business, which was sold in 2010. Pursuant to our agreement with the purchaser of this business, from the date of sale through April 30, 2012, we continued to write these policies, principally directors and officers liability insurance for community banks. All professional liability insurance policies written in July 2010 and later were 100% reinsured. From August 2009 through June 2010, the substantial majority of the risks on this business were 100% reinsured and prior to August 2009, a majority of the risk on this business was reinsured with various reinsurance entities.

Our other indemnity businesses generated operating losses of $10.8 million, $5.8 million, and $5.5 million in 2013, 2012, and 2011, respectively. The 2013 loss primarily reflects actuarial reserve increases and adverse loss development on our run-off businesses.

F. Service Businesses
Our service businesses, which represent less than 1% of our total revenues and do not have a material effect on our overall operations, primarily include:

•
Commercial Auto Insurance Procedures/Plans (CAIP) – We are the only servicing carrier on a nationwide basis for CAIP, which are state-supervised plans servicing the involuntary market in 42 states and the District of Columbia. As a service provider, we provide policy issuance and claims adjusting services and collect fee revenue that is earned on a pro rata basis over the terms of the related policies. We have an agreement with AIPSO (the national organization responsible for administering the involuntary insurance market) under which we will receive a supplemental fee, when necessary, to satisfy a minimum servicing fee requirement; this agreement is scheduled to expire on August 31, 2014. We cede 100% of the premiums and losses to the plans. Reimbursements to us from the CAIP plans are required by state laws and regulations. Material violations of contractual service standards can result in ceding restrictions for the affected business. We have maintained, and plan to continue to maintain, compliance with these standards. Any changes in our participation as a CAIP service provider would not materially affect our financial condition, results of operations, or cash flows.

- App.-A-62 -

•	Commission-Based Businesses – We have two commission-based service businesses.
Through Progressive Home Advantage®, we offer, either directly or through our network of independent agents, home, condominium, and renters insurance written by eleven unaffiliated homeowner’s insurance companies. Progressive Home Advantage is not currently available to customers in Alaska and is available to only Agency customers in Florida. For the policies written under this program in our Direct business, we receive commissions, all of which are used to offset the expenses associated with maintaining this program.
Through Progressive Commercial AdvantageSM, we offer our customers the ability to package their auto coverage with other commercial coverages that are written by seven unaffiliated insurance companies or placed with additional companies through unaffiliated insurance agencies. This program offers general liability and business owners policies throughout the continental United States and workers’ compensation coverage in 44 states as of December 31, 2013. We receive commissions for the policies written under this program, all of which are used to offset the expenses associated with maintaining this program.
G. Litigation
The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies issued by the subsidiaries in the ordinary course of business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.
In addition, various Progressive entities are named as defendants in a number of class action or individual lawsuits arising out of the operations of the insurance subsidiaries. These cases include those alleging damages as a result of our practices in evaluating or paying medical or injury claims or benefits, including, but not limited to, personal injury protection, medical payments, uninsured motorist/underinsured motorist (UM/UIM), and bodily injury benefits; rating practices at policy renewal; the utilization, content, or appearance of UM/UIM rejection forms; labor rates paid to auto body repair shops; employment related practices, including federal wage and hour claims; alleged patent infringement; and cases challenging other aspects of our claims or marketing practices or other business operations. Other insurance companies face many of these same issues. During the last three years, we have settled several class action and individual lawsuits. These settlements did not have a material effect on our financial condition, cash flows, or results of operations. See Note 12 – Litigation for a more detailed discussion.
H. Income Taxes
Income taxes are comprised of net deferred tax assets and liabilities, as well as net current income taxes payable/recoverable.
Net deferred income tax assets/liabilities are separately disclosed on the balance sheets. At December 31, 2013, we reported net deferred tax liabilities, compared to net deferred tax assets at December 31, 2012. The movement to a liability position from an asset position is primarily due to recognition of losses on sales of securities on which we had previously recorded other-than-temporary impairments, recognition of gains/losses on derivative instruments, and the net unrealized gains in the investment portfolio.

A deferred tax asset/liability is a tax benefit/expense that is expected to be realized in a future tax return. At both December 31, 2013 and 2012, we determined that we did not need a valuation allowance on our deferred tax assets. Although realization of the deferred tax assets is not assured, management believes it is more likely than not that the gross deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.

At December 31, 2013, we had net current income taxes recoverable of $17.1 million, which were reported as part of "other assets," while at December 31, 2012, we had net current income taxes payable of $17.9 million, which were reported as part of "other liabilities."
There were no material changes in our uncertain tax positions during 2013.
See Note 5 – Income Taxes for further information.

- App.-A-63 -

IV.   RESULTS OF OPERATIONS – INVESTMENTS
A. Portfolio Allocation
At year-end 2013, the fair value of our investment portfolio was $18.1 billion, approximately 10% greater than at year-end 2012, reflecting operating and investment returns that more than offset our capital transactions during the year, including share repurchases, debt servicing and retirement, and shareholder dividends. Our investment income (interest and dividends) decreased approximately 5% and 8% in 2013 and 2012, respectively, as compared to the prior years, reflecting lower yields in the portfolio for both periods.
In 2013, we recognized $318.4 million in net realized gains, compared to $306.8 million and $102.6 million in 2012 and 2011, respectively. The net realized gains for all three periods were primarily the result of security sales, changes in valuation of our derivative positions, and write-downs of securities determined to have had other-than-temporary declines in fair value. The composition of the investment portfolio at December 31, was:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Portfolio	Duration (years)	Rating[2]
2013
Fixed maturities	$13,415.3	$242.4	$(119.1)	$1.8	$13,540.4	75.0%	2.1	AA-
Nonredeemable preferred stocks	445.7	258.7	(4.5)	11.3	711.2	3.9	1.3	BB+
Short-term investments – other	1,272.6	0	0	0	1,272.6	7.1	<.1	AA+
Total fixed-income securities	15,133.6	501.1	(123.6)	13.1	15,524.2	86.0	2.0	AA-
Common equities	1,451.1	1,081.8	(2.4)	0	2,530.5	14.0	na	na
Total portfolio[3,4]	$16,584.7	$1,582.9	$(126.0)	$13.1	$18,054.7	100.0%	2.0	AA-

2012
Fixed maturities	$11,373.9	$417.7	$(23.7)	$6.2	$11,774.1	71.5%	2.2	AA-
Nonredeemable preferred stocks	404.0	404.6	0	3.8	812.4	4.9	.9	BBB-
Short-term investments – other	1,990.0	0	0	0	1,990.0	12.1	<.1	AAA-
Total fixed-income securities	13,767.9	822.3	(23.7)	10.0	14,576.5	88.5	1.9	AA-
Common equities	1,370.3	539.0	(10.3)	0	1,899.0	11.5	na	na
Total portfolio[3,4]	$15,138.2	$1,361.3	$(34.0)	$10.0	$16,475.5	100.0%	1.9	AA-
na = not applicable

1 Represents net holding period gains (losses) on certain hybrid securities.
2 Represents ratings at December 31, 2013 and 2012. Credit quality ratings are assigned by nationally recognized securities rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between AAA and AA+, we assign an internal rating of AAA-.
3 Reflected in our total portfolio are unsettled security transactions and collateral on open derivative positions, which collectively  reflect a liability of $61.3 million at December 31, 2013, compared to an asset of  $90.9 million at December 31, 2012.
4 The total fair value of the portfolio included $1.8 billion and $1.4 billion at December 31, 2013 and 2012, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.
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

- App.-A-64 -

The following tables show the composition of our Group I and Group II securities at December 31, 2013 and 2012:

($ in millions)	Fair Value	% of Total Portfolio
2013
Group I securities:
Non-investment-grade fixed maturities	$592.1	3.3%
Redeemable preferred stocks[1]	210.1	1.2
Nonredeemable preferred stocks	711.2	3.9
Common equities	2,530.5	14.0
Total Group I securities	4,043.9	22.4
Group II securities:
Other fixed maturities[2]	12,738.2	70.5
Short-term investments – other	1,272.6	7.1
Total Group II securities	14,010.8	77.6
Total portfolio	$18,054.7	100.0%
2012
Group I securities:
Non-investment-grade fixed maturities	$482.9	2.9%
Redeemable preferred stocks[1]	288.2	1.8
Nonredeemable preferred stocks	812.4	4.9
Common equities	1,899.0	11.5
Total Group I securities	3,482.5	21.1
Group II securities:
Other fixed maturities[2]	11,003.0	66.8
Short-term investments – other	1,990.0	12.1
Total Group II securities	12,993.0	78.9
Total portfolio	$16,475.5	100.0%

1 Includes non-investment-grade redeemable preferred stocks of $106.3 million and $201.7 million at December 31, 2013 and 2012, respectively.
2 Includes investment-grade redeemable preferred stocks, with cumulative dividends, of $103.8 million at December 31, 2013 and $86.5 million at December 31, 2012.
To determine the allocation between Group I and Group II, we use the credit ratings from models provided by the National Association of Insurance Commissioners (NAIC) for classifying our residential and commercial mortgage-backed securities, excluding interest-only securities, and the credit ratings from nationally recognized securities rating organizations (NRSROs) for all other debt securities. NAIC ratings are based on a model that considers the book price of our securities when assessing the probability of future losses in assigning a credit rating. As a result, NAIC ratings can vary from credit ratings issued by NRSROs. Management believes NAIC ratings more accurately reflect our risk profile when determining the asset allocation between Group I and II securities.
Unrealized Gains and Losses
As of December 31, 2013, our portfolio had pretax net unrealized gains, recorded as part of accumulated other comprehensive income, of $1,456.9 million, compared to $1,327.3 million at December 31, 2012.
During the year, the net unrealized gains in our fixed-income portfolio decreased $421.1 million, reflecting an increase in U.S. Treasury interest rates, in addition to recognizing net gains on security sales. The contribution by individual sector to the fixed-income portfolio change in net unrealized gains is discussed below. The net unrealized gains in our common stock portfolio increased $550.7 million during 2013, reflecting positive returns in the broad equity market.
See Note 2 – Investments for a further break-out of our gross unrealized gains and losses.

- App.-A-65 -

Fixed-Income Securities
The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. The fixed-maturity securities and short-term investments, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2013		2012
Investment-grade fixed maturities:[1]
Short/intermediate term	$13,571.5	91.6%	$12,803.8	93.0%
Long term	58.2	.4	91.0	.7
Non-investment-grade fixed maturities:[2]
Short/intermediate term	1,132.5	7.7	808.1	5.9
Long term	50.8	.3	61.2	.4
Total	$14,813.0	100.0%	$13,764.1	100.0%

1 Long term includes securities with expected liquidation dates of 10 years or greater. Asset-backed securities are reported at their weighted average maturity based upon their projected cash flows, with the cash flows expected in periods of 10 years or greater reported as part of the long-term category. All other securities that do not have a single expected maturity date are reported at average maturity.
2 Non-investment-grade fixed-maturity securities are non-rated or have a credit quality rating of an equivalent BB+ or lower, classified by the lowest rating from a NRSRO. The non-investment-grade securities based upon our Group I modeling are $698.4 million and $684.6 million at December 31, 2013 and 2012, respectively.

The increase in the dollar amount of our NRSRO non-investment-grade fixed maturities since December 31, 2012, is the result of security purchases, primarily in our residential mortgage-backed portfolio and in the consumer, industrial, communications, and financial sectors of our corporate debt portfolio. The new acquisitions in our non-investment-grade fixed maturities had a duration of 2.9 years at December 31, 2013.

A primary exposure for the fixed-income portfolio is interest rate risk, which is managed by maintaining the portfolio’s duration (a measure of the portfolio's exposure to changes in interest rates) between 1.5 and 5 years. Interest rate risk includes the change in value resulting from movements in the underlying market rates of debt securities held. The duration of the fixed-income portfolio was 2.0 years at December 31, 2013, compared to 1.9 years at December 31, 2012. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) is monitored on a regular basis.
The duration distribution of our fixed-income portfolio, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, was:

Duration Distribution	2013	2012
1 year	26.9%	29.8%
2 years	24.9	17.7
3 years	23.4	28.4
5 years	22.2	17.8
10 years	2.6	6.3
Total fixed-income portfolio	100.0%	100.0%
Another primary exposure related to the fixed-income portfolio is credit risk. This risk is managed by maintaining an A+ minimum average portfolio credit quality rating, as defined by NRSROs.
The credit quality distribution of the fixed-income portfolio was:

Rating	2013	2012
AAA	50.8%	54.1%
AA	12.7	12.2
A	8.2	4.0
BBB	18.2	21.3
Non-rated/other	10.1	8.4
Total fixed-income portfolio	100.0%	100.0%

- App.-A-66 -

Our portfolio is also exposed to concentration risk. Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state’s general obligation bonds, to 2.5% of shareholders’ equity, while the single issuer guideline on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders’ equity. Additionally, the guideline applicable to any state’s general obligation bonds is 6% of shareholders’ equity. Our credit risk guidelines limit single issuer exposure; however, we also consider sector concentration a risk, and we frequently evaluate the portfolio’s sector allocation with regard to internal requirements and external market factors. We consider concentration risk both overall and in the context of individual asset classes, including but not limited to common equities, residential and commercial mortgage-backed securities, municipal bonds, and high-yield bonds. At December 31, 2013, our portfolio was within all of the constraints described above.

We monitor prepayment and extension risk, especially in our structured product and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended has a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. Our holdings of different types of structured debt and preferred securities, which are discussed in more detail below, help minimize this risk. During 2013, we did not experience significant prepayment or extension of principal relative to our cash flow expectations in the portfolio.
The pricing on the majority of our preferred stocks reflects expectations that many issuers will not call such securities, and hence reflects an assumption that the securities will remain outstanding for a period of time beyond such call dates (extension risk). Most of our preferred securities either convert from a fixed-rate coupon to a variable-rate coupon after the call date, or remain variable-rate coupon securities after the call date. The variable-rate coupon is determined by adding a benchmark interest rate, which is reset quarterly, to a credit spread premium that was fixed when the security was first issued. Extension risk on holding these securities is limited to the credit risk premium being below that of a new similar security, since the benchmark variable-rate portion of the security’s coupon adjusts for movements in interest rates. Reinvestment risk is similarly limited to receiving a below market level coupon for the credit risk premium portion of a similar security as the benchmark variable interest rate adjusts for changes in short-term interest rate levels. Since the beginning of 2011, eleven securities that converted from a fixed-rate coupon to a variable-rate coupon had their first call date; three of these securities were called. We continued to hold seven of the eight securities that were not called at December 31, 2013, with a fair value of $224.4 million. Many of these securities have a minimum or floor coupon that is currently in effect.
We also face the risk that dividend payments on our preferred stock holdings could be deferred for one or more periods. As of December 31, 2013, all of our preferred securities continued to pay their dividends in full and on time.
Liquidity risk is another risk factor we monitor. Our overall portfolio remains very liquid and is sufficient to meet expected liquidity requirements. The short-to-intermediate duration of our portfolio provides an additional source of liquidity, as we expect approximately $1.6 billion, or 15%, of principal repayment from our fixed-income portfolio, excluding U.S. Treasury Notes and short-term investments, during 2014. Cash from interest and dividend payments provides an additional source of recurring liquidity.
Included in the fixed-income portfolio are U.S. government obligations, which include U.S. Treasury Notes and interest rate swaps. Although the interest rate swaps are not obligations of the U.S. government, they are recorded in this portfolio as the change in fair value is correlated to movements in the U.S. Treasury market. The duration of these securities was comprised of the following at December 31, 2013:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes
Less than two years	$1,192.7	1.3
Two to five years	2,139.2	2.9
Five to ten years	262.2	6.7
Total U.S. Treasury Notes	3,594.1	2.7
Interest Rate Swaps
Five to ten years ($750 notional value)	68.1	(8.7)
Total U.S. government obligations	$3,662.2	.8

- App.-A-67 -

The interest rate swap positions show a fair value of $68.1 million as they were in an overall asset position at year-end, which is fully collateralized by cash payments received from the counterparty. The liability associated with the cash collateral received is reported in the “other liabilities” section of the Consolidated Balance Sheets. The negative duration of the interest rate swaps is due to the positions being short interest-rate exposure (i.e., receiving a variable-rate coupon). In determining duration, we add the interest rate sensitivity of our interest rate swap positions to that of our Treasury holdings, but do not add the notional value of the swaps to our Treasury holdings in order to calculate an unlevered duration for the portfolio.

ASSET-BACKED SECURITIES
Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gains (Losses)	% of Asset- Backed Securities	Duration (years)	Rating (at period end)
2013
Residential mortgage-backed securities:
Prime collateralized mortgage obligations	$294.6	$4.4	6.7%	.8	A-
Alt-A collateralized mortgage obligations	143.8	3.4	3.3	1.1	A-
Collateralized mortgage obligations	438.4	7.8	10.0	.9	A-
Home equity (sub-prime bonds)	689.5	10.0	15.8	<.1	BBB-
Residential mortgage-backed securities	1,127.9	17.8	25.8	.2	BBB
Commercial mortgage-backed securities:
Commercial mortgage-backed securities	2,038.6	(.1)	46.7	3.2	AA
Commercial mortgage-backed securities: interest only	121.9	6.2	2.8	2.4	AAA-
Commercial mortgage-backed securities	2,160.5	6.1	49.5	3.1	AA+
Other asset-backed securities:
Automobile	494.1	2.9	11.3	1.2	AAA
Credit card	59.7	1.7	1.4	1.7	AAA
Other[1]	523.9	(.1)	12.0	1.2	AAA-
Other asset-backed securities	1,077.7	4.5	24.7	1.2	AAA-
Total asset-backed securities	$4,366.1	$28.4	100.0%	1.9	AA-
2012
Residential mortgage-backed securities:
Prime collateralized mortgage obligations	$190.4	$5.4	5.6%	1.8	A-
Alt-A collateralized mortgage obligations	40.7	2.8	1.2	1.4	BBB+
Collateralized mortgage obligations	231.1	8.2	6.8	1.8	A-
Home equity (sub-prime bonds)	197.1	6.6	5.8	<.1	BBB
Residential mortgage-backed securities	428.2	14.8	12.6	.7	BBB+
Commercial mortgage-backed securities:
Commercial mortgage-backed securities	1,865.3	74.1	54.4	3.1	AA+
Commercial mortgage-backed securities: interest only	183.4	10.7	5.4	2.1	AAA-
Commercial mortgage-backed securities	2,048.7	84.8	59.8	3.0	AA+
Other asset-backed securities:
Automobile	498.2	5.7	14.5	1.1	AAA
Credit card	56.0	3.0	1.6	2.2	AAA
Other[1]	394.4	4.1	11.5	.8	AAA-
Other asset-backed securities	948.6	12.8	27.6	1.0	AAA-
Total asset-backed securities	$3,425.5	$112.4	100.0%	2.2	AA+

1 Includes equipment leases, manufactured housing, and other types of structured debt.

- App.-A-68 -

Substantially all of the asset-backed securities have widely available market quotes. As of December 31, 2013, 19.1% of our asset-backed securities were exposed to non-prime mortgage loans (home equity and Alt-A). Consistent with our plan to add high quality, fixed-income securities, during 2013, we continued to purchase securities with solid credit profiles or substantial credit support (i.e., the amount of underlying subordinated principal  that is available to absorb losses before our position begins to recognize losses due to defaults). Relative to our residential and commercial mortgage-backed securities, high quality fixed-maturities also include securities whose potential for principal loss is considered relatively low, determined by comparing our acquisition price to an externally calculated expected loss profile. We reviewed all of our asset-backed securities for other-than-temporary impairment and yield or asset valuation adjustments under current accounting guidance, and we realized $0.6 million, $1.7 million, and $3.9 million in write-downs on these securities during the years ended December 31, 2013, 2012, and 2011, respectively. These write-downs occurred primarily in the residential mortgage sectors of our asset-backed portfolio as detailed below.
Collateralized Mortgage Obligations At December 31, 2013, 10.0% of our asset-backed securities were collateralized mortgage obligations (CMOs), which are a component of our residential mortgage-backed securities. During the year ended December 31, 2013, we recorded $0.1 million in credit loss write-downs on our CMO portfolio due to estimated principal losses in a security’s most recent cash flow projections; we had no write-downs on Alt-A securities. During the years ended December 31, 2012 and 2011, we recorded $0.8 million and $3.1 million, respectively, in write-downs on our CMO portfolio. We recorded $0.1 million in write-downs on Alt-A securities during 2012 and we did not record any write-downs on Alt-A securities during 2011. The following table details the credit quality rating and fair value of our CMOs, along with the loan classification and a comparison of the fair value at December 31, 2013, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Collateralized Mortgage Obligations (at December 31, 2013)
($ in millions) Rating[1]	Non-agency prime	Alt-A	Government/GSE[2]	Total	% of Total
AAA	$50.9	$0	$6.8	$57.7	13.2%
AA	0	9.5	1.8	11.3	2.5
A	134.7	110.1	0	244.8	55.8
BBB	18.7	0	0	18.7	4.3
Non-investment grade	79.4	24.2	2.3	105.9	24.2
Total	$283.7	$143.8	$10.9	$438.4	100.0%
Increase (decrease) in value	1.3%	2.4%	8.7%	1.8%

1 The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings, our non-investment-grade securities (i.e., Group I) represent $4.2 million, or 1.0%, of the total.
2 The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).
Home-Equity Securities At December 31, 2013, 15.8% of our asset-backed securities were home-equity securities, which are a component of our residential mortgage-backed securities. We recorded $0.5 million, $0.8 million, and $0.2 million in write-downs for the years ended December 31, 2013, 2012, and 2011, respectively. The following table shows the credit quality rating of our home-equity securities, along with a comparison of the fair value at December 31, 2013, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Home Equity Securities (at December 31, 2013)
($ in millions) Rating[1]	Total	% of Total
AAA	$35.2	5.1%
AA	7.5	1.1
A	132.0	19.1
BBB	169.1	24.6
Non-investment grade	345.7	50.1
Total	$689.5	100.0%
Increase (decrease) in value	1.5%

1 The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings, none of our home equity securities are rated non-investment grade (i.e., Group I).

- App.-A-69 -

Commercial Mortgage-Backed Securities At December 31, 2013, 46.7% of our asset-backed securities were commercial mortgage-backed securities (CMBS bonds) and 2.8% were CMBS interest-only securities (IO), collectively the CMBS portfolio. We did not record any write-downs on our IO portfolio during 2013, compared to $0.1 million and $0.6 million in write-downs during 2012 and 2011, respectively. No write-downs were recorded on our CMBS bond portfolio during the same periods. The following table details the credit quality rating and fair value of our CMBS bond and IO portfolios:

Commercial Mortgage-Backed Securities (at December 31, 2013)[1]
($ in millions) Category	AAA	AA	A	BBB	Non-Investment Grade	Total	% of Total
CMBS bonds	$1,312.4	$383.6	$187.7	$117.5	$37.4	$2,038.6	94.4%
IO	113.3	0	0	1.6	7.0	121.9	5.6
Total fair value	$1,425.7	$383.6	$187.7	$119.1	$44.4	$2,160.5	100.0%
% of Total fair value	66.0%	17.7%	8.7%	5.5%	2.1%	100.0%

1 The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings for our CMBS bonds, the non-investment-grade securities (i.e., Group I) represent $7.0 million, or 0.3%, of the total.
The securities in the CMBS bond portfolio that are rated BBB or lower had a net unrealized gain of $16.6 million at December 31, 2013 and an average duration of 2.8 years, compared to 3.1 years for the entire CMBS portfolio. The following table summarizes the composition of our CMBS bond portfolio:

CMBS Bond Portfolio (at December 31, 2013)
($ in millions) Vintage	Multi- Borrower	Single- Borrower	Total
1997-2005	$410.9	$1.7	$412.6
2006-2008	8.1	11.3	19.4
2009-2013	502.6	1,104.0	1,606.6
Total	$921.6	$1,117.0	$2,038.6
CMBS bonds that originated since 2009 are called “CMBS 2.0” and tend to have more conservative underwriting than the 2006-2008 vintages.
Planned amortization class IOs comprised $6.0 million of our $121.9 million IO portfolio. This is a class that is structured to provide bondholders with greater protection against loan prepayment, default, or extension risk. The bonds are at the top of the payment order for interest distributions and benefit from increased structural support over time as they repay. With the exception of $93.8 million in Freddie Mac senior multi-family IOs, we have no multi-borrower deal IOs originated after 2006.
MUNICIPAL SECURITIES
Included in the fixed-income portfolio at December 31, 2013 and 2012, were $2,256.0 million and $1,964.4 million, respectively, of state and local government obligations. These securities had a duration of 3.1 years and an overall credit quality rating of AA (excluding the benefit of credit support from bond insurance) at December 31, 2013, compared to 2.8 years and AA+ at December 31, 2012. These securities had net unrealized gains of $8.7 million and $50.0 million at December 31, 2013 and 2012, respectively. During the years ended December 31, 2013, 2012, and 2011, we did not record any write-downs on our municipal portfolio. The following table details the credit quality rating of our municipal securities at December 31, 2013, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2013)
(millions) Rating	General Obligations	Revenue Bonds	Total
AAA	$344.8	$540.7	$885.5
AA	323.8	743.1	1,066.9
A	21.1	269.4	290.5
BBB	0	12.3	12.3
Non-investment grade/non-rated	0.8		.8
Total	$689.7	$1,566.3	$2,256.0

- App.-A-70 -

Included in revenue bonds were $908.1 million of single family housing revenue bonds issued by state housing finance agencies, of which $489.5 million were supported by individual mortgages held by the state housing finance agencies and $418.6 million were supported by mortgage-backed securities. Of the programs supported by mortgage-backed securities, approximately 25% were collateralized by Fannie Mae and Freddie Mac mortgages; the remaining 75% were collateralized by Ginnie Mae loans, which are fully guaranteed by the U.S. government. Of the programs supported by individual mortgages held by the state housing finance agencies, the overall credit quality rating was AA+. Most of these mortgages were supported by FHA, VA, or private mortgage insurance providers.
Approximately 5%, or $108.5 million, of our total municipal securities were insured general obligation ($77.7 million) or revenue ($30.8 million) bonds with an overall credit quality rating of AA- at December 31, 2013, excluding the benefit of credit insurance provided by municipal bond insurers. These securities had a net unrealized gain of $3.0 million at December 31, 2013, compared to $5.6 million at December 31, 2012. We buy and hold these securities based on our evaluation of the underlying credit without reliance on the municipal bond insurance. Our investment policy does not require us to liquidate securities should the insurance provided by the municipal bond insurers cease to exist.
CORPORATE SECURITIES
Included in our fixed-income securities at December 31, 2013 and 2012, were $2,926.6 million and $3,113.0 million, respectively, of fixed-rate corporate securities. These securities had a duration of 3.3 years and an overall credit quality rating of BBB at both December 31, 2013 and 2012. These securities had net unrealized gains of $40.0 million and $123.7 million at December 31, 2013 and 2012, respectively. During the years ended December 31, 2013, 2012, and 2011, we did not record any write-downs on our corporate debt portfolio. The table below shows the exposure break-down by sector and rating at year-end:

Corporate Securities (at December 31, 2013)
Sector	AA	A	BBB	Non-Investment Grade	% of Corporate Securities
Consumer	0%	2.5%	20.5%	6.5%	29.5%
Industrial	0	2.1	21.6	7.9	31.6
Communications	0	2.6	8.9	2.2	13.7
Financial Services	2.3	3.1	10.9	3.3	19.6
Technology	0	0.7		0.7
Basic Materials	0	0	3.5	0	3.5
Energy	0	0	1.4	0	1.4
Total	2.3%	10.3%	67.5%	19.9%	100.0%
PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE
We hold both redeemable (i.e., mandatory redemption dates) and nonredeemable (i.e., perpetual with call dates) preferred stocks. At December 31, 2013, we held $313.9 million in redeemable preferred stocks and $711.2 million in nonredeemable preferred stocks, compared to $374.7 million and $812.4 million, respectively, at December 31, 2012.
Our preferred stock portfolio had net unrealized gains of $268.6 million and $422.4 million at December 31, 2013 and 2012, respectively. We did not record any write-downs on our preferred stock portfolio during the years ended December 31, 2013, 2012, or 2011.

- App.-A-71 -

Our preferred stock portfolio had a duration of 2.0 years at December 31, 2013, compared to 1.3 years at December 31, 2012. The overall credit quality rating was BB+ and BBB- at December 31, 2013 and 2012, respectively. Approximately 43% of our preferred stock securities are fixed-rate securities, and 57% are floating-rate securities. All of our preferred securities have call or mandatory redemption features. Most of the securities are structured to provide some protection against extension risk in the event the issuer elects not to call such securities at their initial call date, by either paying a higher dividend amount or by paying floating-rate coupons. Of our fixed-rate preferred securities, approximately 95% will convert to floating-rate dividend payments if not called at their initial call date. The interest rate duration of our preferred securities is calculated to reflect both the call and floating rate features. Although a preferred security may remain outstanding if not called, its interest rate duration will reflect the variable nature of the dividend. The table below shows the exposure break-down by sector and rating at year-end:

Preferred Stocks (at December 31, 2013)
Sector	BBB	Non-Investment Grade/ Non- Rated	% of Preferred Stock Portfolio
Financial Services
U.S. banks	29.7%	23.1%	52.8%
Foreign banks	0	2.1	2.1
Insurance	5.9	13.4	19.3
Other	0	3.6	3.6
Total financial services	35.6	42.2	77.8
Industrials	7.3	6.9	14.2
Utilities	8.0	0	8.0
Total	50.9%	49.1%	100.0%
Approximately 64% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable. In addition, all of our non-investment-grade preferred stocks were with issuers that maintain investment-grade senior debt ratings.
Common Equities
Common equities, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2013		2012
Common stocks	$2,530.0	99.9%	$1,887.0	99.4%
Other risk investments	.5	.1	12.0	.6
Total common equities	$2,530.5	100.0%	$1,899.0	100.0%
At December 31, 2013, 14.0% of the total investment portfolio was in common equities, compared to 11.5% at the same time in 2012. Our indexed common stock portfolio, which makes up 88.7% of our December 31, 2013 common stock holdings, is managed externally to track the Russell 1000 Index with an anticipated annual tracking error of +/- 50 basis points. Our individual holdings are selected based on their contribution to the correlation with the index. For both periods reported in the table above, the GAAP basis total return was within the desired tracking error when compared to the Russell 1000 Index. We held 747 out of 1,015, or 74%, of the common stocks comprising the Russell 1000 Index at December 31, 2013, which made up 93% of the total market capitalization of the index. During January 2014, we sold $296.3 million of common stocks, with a cost basis of $224.4 million, from our equity-indexed portfolio, realizing a net gain on the sales of $71.9 million. The liquidation was based on a management decision to realign and adjust our overall investment portfolio’s risk profile.
The remaining 11.3% of our common stock portfolio is actively managed by two external investment managers. At December 31, 2013, the fair value of the actively managed portfolio was $285.4 million, compared to a cost basis of $224.7 million.
We recorded $5.5 million in write-downs on our common equities during 2013, compared to $6.3 million during 2012 and $1.6 million during 2011.
Other risk investments include private equity investments and limited partnership interests in private equity and mezzanine investment funds, which have no off-balance-sheet exposure or contingent obligations. During the fourth quarter 2013, we completed our planned sale of a private equity investment for $38.0 million, which generated a realized gain of $35.6 million.

- App.-A-72 -

The following is a summary of our indexed common stock portfolio holdings by sector compared to the Russell 1000 Index composition:

Sector	Equity Portfolio Allocation at December 31, 2013	Russell 1000 Allocation at December 31, 2013	Russell 1000 Sector Return in 2013
Consumer discretionary	15.3%	15.6%	41.6%
Consumer staples	7.5	7.8	27.7
Financial services	17.9	18.2	34.8
Health care	12.4	12.0	42.3
Materials and processing	4.2	4.3	25.2
Other energy	9.6	9.5	25.5
Producer durable	10.5	11.3	41.9
Technology	16.0	16.2	27.6
Utilities	5.0	5.1	15.2
Other equity	1.6	NA	NA
Total common stocks	100.0%	100.0%	33.1%
NA = Not Applicable
Trading Securities
At December 31, 2013 and 2012, we did not hold any trading securities and we did not have any net realized gains (losses) on trading securities for the years ended December 31, 2013, 2012, and 2011.
Derivative Instruments
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

INTEREST RATE SWAPS
We invest in interest rate swaps primarily to manage the fixed-income portfolio duration. The $750 million notional value swaps open in 2013 reflected a gain for the year, as interest rates have risen since the inception of the trades. The losses on the $1,263 million notional value swaps during 2013, 2012, and 2011 and the loss on the $350 million notional value swap during 2011 reflected a decline in rates during the applicable periods. The following table summarizes our interest rate swap activity:

							Net Realized Gains (Losses)
							Years ended
(millions)	Date			Notional Value			December 31,
Term	Effective	Maturity	Coupon	2013	2012	2011	2013	2012	2011
Open:
10-year	04/2013	04/2023	Receive variable	$150	$0	$0	$11.9	$0	$0
10-year	04/2013	04/2023	Receive variable	185	0	0	14.8	0	0
10-year	04/2013	04/2023	Receive variable	415	0	0	33.1	0	0
5-year	05/2011	05/2016	Receive variable	0	400	400	0	(10.5)	(20.0)
5-year	08/2011	08/2016	Receive variable	0	500	500	0	(13.5)	(9.2)
9-year	12/2009	01/2019	Receive variable	0	363	363	0	(18.7)	(44.8)
Total open positions				$750	$1,263	$1,263	$59.8	$(42.7)	$(74.0)
Closed:
5-year	NA	NA	Receive variable	$400	$0	$0	$(1.0)	$0	$0
5-year	NA	NA	Receive variable	500	0	0	(1.6)	0	0
9-year	NA	NA	Receive variable	363	0	350	(1.4)	0	(25.5)
Total closed positions				$1,263	$0	$350	$(4.0)	$0	$(25.5)
Total interest rate swaps							$55.8	$(42.7)	$(99.5)
NA = Not Applicable

- App.-A-73 -

CORPORATE CREDIT DEFAULT SWAPS
We invest in corporate credit default swaps primarily to manage the fixed-income portfolio credit risk. The following table summarizes our corporate credit default swap activity:

(millions)	Date		Bought or Sold Protection	Notional Value			Net Realized Gains (Losses)
							Years ended
							December 31,
Term	Effective	Maturity		2013	2012	2011	2013	2012	2011
Open:
5-year	09/2008	09/2013	Bought	$0	$0	$25	$0	$0	$(.2)
Total open positions							$0	$0	$(.2)
Closed:
5-year	NA	NA	Bought	$0	$25	$0	$0	$(1.0)	$0
Corporate swap	NA	NA	Sold	0	0	10	0	0.2
Treasury Note[1]	NA	NA	Sold	0	0	10	0	0.3
Total closed positions							$0	$(1.0)	$.5
Total corporate swaps							$0	$(1.0)	$.3

1 Used to replicate a long corporate bond position.
NA = Not Applicable

CASH FLOW HEDGES
During the years ended December 31, 2013, 2012, and 2011, we repurchased, in the open market, $54.1 million, $30.9 million, and $15.0 million, respectively, in aggregate principal amount of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “6.70% Debentures”). For the portion of the 6.70% Debentures we purchased, we reclassified $0.8 million, $0.6 million, and $0.3 million, in the respective years, on a pretax basis, of the unrealized gain on forecasted transactions from accumulated other comprehensive income on the balance sheet to net realized gains on securities on the comprehensive income statement.
During 2011, we issued $500 million of 3.75% Senior Notes and entered into a forecasted debt issuance hedge (cash flow hedge) against a possible rise in interest rates (see Note 4 – Debt for further information). Upon issuance of the 3.75% Senior Notes, the hedge was closed and we recognized, as part of accumulated other comprehensive income, a pretax unrealized loss of $5.1 million. The $5.1 million loss was deferred and is being recognized as an increase to interest expense over the life of the 3.75% Senior Notes.
During both 2013 and 2012, we recognized $2.1 million as a net decrease to interest expense on these closed debt issuance cash flow hedges, compared to $2.6 million during 2011.
B. Investment Results
Investment income (interest and dividends, before investment and interest expenses) decreased 5% for 2013, compared to a decrease of 8% in both 2012 and 2011. The reductions in all three periods were primarily the result of decreases in investment yields; the decreases in 2013 and 2012 were partially offset by increases in average assets.
We report total return to reflect more accurately our management philosophy governing the portfolio and our evaluation of investment results. The fully taxable equivalent (FTE) total return includes recurring investment income, adjusted to a fully taxable amount, based on certain securities that receive tax preferential treatment (e.g., municipal securities), net realized gains (losses) on securities, and changes in unrealized  gains (losses) on investments.

- App.-A-74 -

The following summarizes investment results for the years ended December 31:

	2013	2012	2011
Pretax investment book yield	2.6%	2.9%	3.2%
Weighted average FTE book yield	2.9%	3.2%	3.6%
FTE total return:
Fixed-income securities	1.7%	5.5%	3.4%
Common stocks	32.8%	16.7%	2.5%
Total portfolio	5.4%	6.8%	3.2%
A further break-down of the total returns for our portfolio, including the net gains (losses) on our derivative positions, for the years ended December 31, follows:

	2013	2012	2011
Fixed-income securities:
U.S. Treasury Notes	1.6%	(.2)%	3.0%
Municipal bonds	2.3%	4.6%	6.9%
Corporate bonds	1.8%	7.3%	5.6%
Commercial mortgage-backed securities	.1%	7.0%	3.8%
Collateralized mortgage obligations	3.6%	10.8%	.7%
Asset-backed securities	2.2%	4.9%	1.3%
Preferred stocks	3.7%	23.3%	0%
Common stocks:
Indexed common stocks	33.8%	17.0%	2.4%
Actively managed common stocks	27.1%	13.7%	1.1%

Investment expenses were $18.8 million in 2013, compared to $15.4 million in 2012 and $13.5 million in 2011. The increase in investment expenses for 2013 primarily reflects an increase in the estimated bonus accrued for our internal investment managers, as well as fees paid to our external investment managers, reflecting an increase in the assets they manage. The increase in 2012 primarily reflects fees related to our external investment managers who were selected during 2012 and in the fourth quarter 2011.
Interest expense in 2013 was $118.2 million, compared to $123.8 million in 2012 and $132.7 million in 2011. The decrease in 2013 reflects lower interest expense due to the retirement of $150 million of our 7% Notes at maturity in October 2013 and our repurchases during the year of our 6.70% Debentures. The decrease in 2012 reflects lower interest expense due to the retirement of $350 million of our 6.375% Senior Notes at maturity in January 2012, partially offset by additional expense incurred following the issuance of $500 million of our 3.75% Senior Notes in August 2011 (see Note 4 – Debt for further discussion).

- App.-A-75 -

Other-Than-Temporary Impairment (OTTI)
Realized losses may include write-downs of securities determined to have had an other-than-temporary decline in fair value. The write-down activity recorded in the comprehensive income statements for the years ended December 31, was as follows:

(millions)	Total Write-downs	Write-downs on Securities Sold	Write-downs on Securities Held at Period End
2013
Residential mortgage-backed securities	$.6	$0	$.6
Commercial mortgage-backed securities	0	0	0
Total fixed income	.6	0.6
Common equities	5.5	0	5.5
Total portfolio	$6.1	$0	$6.1
2012
Residential mortgage-backed securities	$1.6	$0	$1.6
Commercial mortgage-backed securities	.1	0.1
Total fixed income	1.7	0	1.7
Common equities	6.3	(4.5)	1.8
Total portfolio	$8.0	$(4.5)	$3.5
2011
Residential mortgage-backed securities	$3.3	$0	$3.3
Commercial mortgage-backed securities	.6	0.6
Total fixed income	3.9	0	3.9
Common equities	1.6	(1.4)	.2
Total portfolio	$5.5	$(1.4)	$4.1
See Critical Accounting Policies, Other-Than-Temporary Impairment, for a complete discussion on our analysis regarding our treatment of OTTI.
C. Repurchase and Reverse Repurchase Transactions
From time to time, we enter into reverse repurchase commitment transactions. In these transactions, we loan cash to internally approved counterparties and receive U.S. Treasury Notes pledged as collateral against the cash borrowed. We choose to enter into these transactions as rates and credit quality are more attractive than other short-term rates available in the market. Our exposure to credit risk is limited due to the nature of the collateral (i.e., U.S. Treasury Notes) received. The income generated on these transactions is calculated at the then applicable general collateral rates on the value of U.S. Treasury securities received. We have counterparty exposure on reverse repurchase agreements in the event of a counterparty default to the extent the general collateral securities' value is below the amount of cash we delivered to acquire the collateral. The short-term duration of the transactions (primarily overnight investing) reduces that default exposure.
We earned income of $0.2 million, $1.0 million, and $0.4 million on reverse repurchase agreements for the years ended December 31, 2013, 2012, and 2011, respectively. We had $200.0 million of open reverse repurchase commitments with one counterparty at December 31, 2013, compared to $581.0 million open with two counterparties at December 31, 2012. During 2013, our largest single outstanding balance of reverse repurchase commitments was $851.4 million, which was open for five days; the average daily balance of reverse repurchase commitments was $375.3 million. During 2012, our largest single outstanding balance of reverse repurchase commitments was $1,245.1 million, which was open for one day; the average daily balance of reverse repurchase commitments was $775.9 million.
Additionally, during 2013 and 2012, we entered into repurchase commitment transactions for a period of 48 days and 25 days, respectively. In these transactions, we loan U.S. Treasury securities to internally approved counterparties in exchange for cash equal to the fair value of the securities. The cash proceeds were invested in unsecured commercial paper issued by large, high-quality institutions. These transactions were entered into as overnight arrangements, and we had no open repurchase commitments at December 31, 2013 or 2012. During the period we invested in repurchase transactions in 2013, the largest single outstanding balance was $252.5 million, which was open for six days; the average daily balance of repurchase commitments was $94.8 million. In 2012, the largest single outstanding balance during the period we invested in repurchase transactions was $145.1 million, which was open for one day; the average daily balance was $144.2 million. We earned income of $43 thousand and $10 thousand during the period these transactions were open in 2013 and 2012, respectively.

- App.-A-76 -

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
A. Loss and LAE Reserves
Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2013, we had $7.4 billion of net loss and LAE reserves, which included $5.8 billion of case reserves and $1.6 billion of incurred but not recorded (IBNR) reserves.
Progressive’s actuarial staff reviews over 400 subsets of business data, which are at a combined state, product, and line coverage level (the “products”), to calculate the needed loss and LAE reserves. We begin our review of a set of data by producing multiple estimates of needed reserves, using both paid and incurred data, to determine if a reserve change is required. In the event of a wide variation among results generated by the different projections, our actuarial group will further analyze the data using additional quantitative analysis. Each review develops a point estimate for a relatively small subset of the business, which allows us to establish meaningful reserve levels for that subset. In addition, the actuarial staff completes separate projections of needed case and IBNR reserves.
We do not review loss reserves on a macro level and, therefore, do not derive a companywide range of reserves to compare to a standard deviation. Instead, we review a large majority of our reserves by product/state combination on a quarterly time frame, with the remaining reserves generally reviewed on a semiannual basis. A change in our scheduled reviews of a particular subset of the business depends on the size of the subset or emerging issues relating to the product or state. By reviewing the reserves at such a detailed level, we have the ability to identify and measure variances in the trends by state, product, and line coverage that otherwise would not be seen on a consolidated basis. We believe our comprehensive process of reviewing at a subsegment level provides us more meaningful estimates of our aggregate loss reserves.
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
The manner in which we consider and analyze the multitude of influences on the historical data, as well as how loss reserves affect our financial results, is discussed in more detail in our Report on Loss Reserving Practices, which was filed on July 12, 2013 via Form 8-K.

- App.-A-77 -

At December 31, 2013, Progressive had $8.5 billion of carried gross reserves and $7.4 billion of net reserves (net of reinsurance recoverables on unpaid losses). Our net reserve balance implicitly assumes that the loss and LAE severity for accident year 2013 over accident year 2012 will increase by 4.0% for personal auto liability and increase by 6.1% for commercial auto liability. Personal auto liability and commercial auto liability reserves represent approximately 97% of our total carried net reserves. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlement. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.
The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2013, if during 2014 we were to experience the indicated change in our estimate of severity for the 2013 accident year (i.e., claims that occurred in 2013):

	Estimated Changes in Severity for Accident Year 2013
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$5,533.4	$5,672.2	$5,811.0	$5,949.8	$6,088.6
Commercial auto liability	1,364.2	1,383.4	1,402.6	1,421.8	1,441.0
Other[1]	220.2	220.2	220.2	220.2	220.2
Total	$7,117.8	$7,275.8	$7,433.8	$7,591.8	$7,749.8

1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2013 accident year would affect our personal auto liability reserves by $69.4 million and our commercial auto reserves by $9.6 million.
Our 2013 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2013, 2012, and 2011, in the aggregate, accounted for approximately 92% of our reserve balance. If during 2014 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2013, 2012, and 2011), the effect to our year-end 2013 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2013, 2012, and 2011
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$5,021.0	$5,416.0	$5,811.0	$6,206.0	$6,601.0
Commercial auto liability	1,293.4	1,348.0	1,402.6	1,457.2	1,511.8
Other[1]	220.2	220.2	220.2	220.2	220.2
Total	$6,534.6	$6,984.2	$7,433.8	$7,883.4	$8,333.0

1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2013, 2012, and 2011 accident years would affect our personal auto liability reserves by $197.5 million and our commercial auto reserves by $27.3 million.

- App.-A-78 -

Our best estimate of the appropriate amount for our reserves as of year-end 2013 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is “reasonably likely” to occur. The above tables show the possible favorable or unfavorable development we will realize if our estimates miss by 2% or 4%. During 2013, our estimate of the needed reserves at the end of 2012 increased 0.6%. The following table shows how we have performed against this goal over the last ten years:

($ in millions)
For the years ended December 31,	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Loss and LAE Reserves-net[1]	$4,346.4	$4,948.5	$5,313.1	$5,363.6	$5,655.2	$5,932.9	$6,123.6	$6,366.9	$6,460.1	$6,976.3	$7,433.8
Re-estimated reserves as of:
One year later	4,237.3	4,592.6	5,066.2	5,443.9	5,688.4	5,796.9	5,803.2	6,124.9	6,482.1	7,021.4
Two years later	4,103.3	4,485.2	5,130.5	5,469.8	5,593.8	5,702.1	5,647.7	6,074.4	6,519.6	—
Three years later	4,048.0	4,501.6	5,093.6	5,381.9	5,508.0	5,573.8	5,575.0	6,075.9	—	—
Four years later	4,070.0	4,471.0	5,046.7	5,336.5	5,442.1	5,538.5	5,564.6	—	—	—
Five years later	4,073.7	4,475.5	5,054.6	5,342.8	5,452.8	5,580.0	—	—	—	—
Six years later	4,072.4	4,486.4	5,060.8	5,352.8	5,475.6	—	—	—	—	—
Seven years later	4,080.5	4,486.3	5,070.2	5,369.7	—	—	—	—	—	—
Eight years later	4,077.8	4,493.3	5,081.7	—	—	—	—	—	—	—
Nine years later	4,082.7	4,497.5	—	—	—	—	—	—	—	—
Ten years later	4,086.1	—	—	—	—	—	—	—	—	—
Cumulative Development:
Favorable(Unfavorable)	$260.3	$451.0	$231.4	$(6.1)	$179.6	$352.9	$559.0	$291.0	$(59.5)	$(45.1)
Percentage[2]	6.0	9.1	4.4	(.1)	3.2	5.9	9.1	4.6	(.9)	(.6)

1 Represents loss and LAE reserves net of reinsurance recoverables on net unpaid losses at the balance sheet date.
2 Cumulative development ÷ loss and LAE reserves.
Note: The chart above represents the development of the property-casualty loss and LAE reserves for 2003 through 2012. The last line in the triangle for each year represents the following:
Re-estimated reserves = Total amount paid to-date + Re-estimated liability for unpaid losses and LAE-net
Changes in the estimated severity and the actual number of late reported claims are the cause of the change in our re-estimated reserves from year to year. The cumulative development represents the aggregate change in our estimates over all years.
Our bodily injury severity change was much lower than we expected between 2003 and 2005; thus, the reserve run-off for these years was very favorable following the end of each year, or about 4% to 9% of our original carried amounts. The favorable reserve development for 2007 through 2010 was about 3% to 9% of our original carried reserves, which primarily reflects the decreases in severity between our original estimate and what we experienced in both our personal auto and commercial auto businesses during that period. For 2011 and 2012, we experienced very minimal unfavorable development, or less than 1% of our original estimate.
Because Progressive is primarily an insurer of motor vehicles, we have minimal exposure as an insurer of environmental, asbestos, and general liability claims.

- App.-A-79 -

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
For fixed-income investments with unrealized losses due to market- or sector-related declines, the losses are not deemed to qualify as other-than-temporary if we do not have the intent to sell the investments, and it is more likely than not that we will not be required to sell the investments, prior to the period of time that we anticipate to be necessary for the investments to recover their cost bases. In general, our policy for common equity securities with market- or sector-related declines is to recognize impairment losses on individual securities with losses we cannot reasonably conclude will recover in the near term under historical conditions when: (i) we are able to objectively determine that the loss is other-than-temporary; or (ii) the security has been in a significant loss position for three consecutive quarters.
When a security in our fixed-maturity portfolio has an unrealized loss and we intend to sell the security, or it is more likely than not that we will be required to sell the security, we write down the security to its current fair value and recognize the entire unrealized loss through the comprehensive income statement as a realized loss. If a fixed-maturity security has an unrealized loss and it is more likely than not that we will hold the debt security until recovery (which could be maturity), then we determine if any of the decline in value is due to a credit loss (i.e., where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security) and, if so, we will recognize that portion of the impairment in the comprehensive income statement as a realized loss; any remaining unrealized loss on the security is considered to be due to other factors (e.g., interest rate and credit spread movements) and is reflected in shareholders’ equity, along with unrealized gains or losses on securities that are not deemed to be other-than-temporarily impaired.
The following table stratifies the gross unrealized losses in our fixed-income and common equity portfolios at December 31, 2013, by the duration in a loss position and magnitude of the loss as a percentage of the cost of the security:

	Fair Value	Total Gross Unrealized Losses	Decline of Investment Value
(millions)			>15%	>25%	>35%	>45%
Fixed income:
Unrealized loss for less than 12 months	$4,807.4	$85.1	$0	$0	$0	$0
Unrealized loss for 12 months or greater	856.3	38.5	1.3	0	0	0
Total	$5,663.7	$123.6	$1.3	$0	$0	$0
Common equity:
Unrealized loss for less than 12 months	$58.5	$2.4	$.2	$0	$0	$0
Unrealized loss for 12 months or greater	1.2	0	0	0	0	0
Total	$59.7	$2.4	$.2	$0	$0	$0
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

- App.-A-80 -

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Statements in this report that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions, and projections generally; inflation and changes in economic conditions (including changes in interest rates and financial markets); the possible failure of one or more governmental, corporate, or other entities to make scheduled debt payments or satisfy other obligations; the potential or actual downgrading by one or more rating agencies of our securities or governmental, corporate, or other securities we hold; the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolios and other companies with which we have ongoing business relationships, including counterparties to certain financial transactions; the accuracy and adequacy of our pricing and loss reserving methodologies; the competitiveness of our pricing and the effectiveness of our initiatives to attract and retain more customers; initiatives by competitors and the effectiveness of our response; our ability to obtain regulatory approval for requested rate changes and the timing thereof; the effectiveness of our brand strategy and advertising campaigns relative to those of competitors; legislative and regulatory developments at the state and federal levels, including, but not limited to, health care reform and tax law changes; the outcome of disputes relating to intellectual property rights; the outcome of litigation or governmental investigations that may be pending or filed against us; weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail, and winter conditions); changes in driving patterns and loss trends; acts of war and terrorist activities; our ability to maintain the uninterrupted operation of our facilities, systems (including information technology systems), and business functions, and safeguard personal and sensitive information in our possession; our continued access to and functionality of third-party systems that are critical to our business; court decisions and trends in litigation and health care and auto repair costs; and other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

- App.-A-81 -

Supplemental Information
The Progressive Corporation and Subsidiaries
Ten Year Summary – Selected Financial Information
(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2013	2012	2011	2010	2009
Net premiums written	$17,339.7	$16,372.7	$15,146.6	$14,476.8	$14,002.9
Growth	6%	8%	5%	3%	3%
Net premiums earned	$17,103.4	$16,018.0	$14,902.8	$14,314.8	$14,012.8
Growth	7%	7%	4%	2%	3%
Policies in force (thousands):
Personal Lines	13,056.4	12,735.3	12,283.8	11,702.7	10,940.6
Growth	3%	4%	5%	7%	5%
Commercial Lines	514.6	519.6	509.1	510.4	512.8
Growth	(1)%	2%	0%	0%	(5)%
Total revenues	$18,170.9	$17,083.9	$15,774.6	$15,215.5	$14,791.1
Underwriting margins:[1]
Personal Lines	6.6%	4.4%	6.8%	7.0%	7.6%
Commercial Lines	6.5%	5.2%	9.1%	12.5%	14.2%
Total underwriting operations	6.5%	4.4%	7.0%	7.6%	8.4%
Net income (loss)	$1,165.4	$902.3	$1,015.5	$1,068.3	$1,057.5
Per share[2]	1.93	1.48	1.59	1.61	1.57
Average equivalent shares[2]	603.6	607.8	636.9	663.3	672.2
Comprehensive income (loss)	$1,246.1	$1,080.8	$924.3	$1,398.8	$1,752.2
Total assets	$24,408.2	$22,694.7	$21,844.8	$21,150.3	$20,049.3
Debt outstanding	1,860.9	2,063.1	2,442.1	1,958.2	2,177.2
Total shareholders’ equity	6,189.5	6,007.0	5,806.7	6,048.9	5,748.6
Statutory surplus	5,991.0	5,605.2	5,269.2	5,073.0	4,953.6
Common shares outstanding	595.8	604.6	613.0	662.4	672.6
Common share price:
High	$28.54	$23.41	$22.08	$22.13	$18.10
Low	21.36	19.01	16.88	16.18	9.76
Close (at December 31)	27.27	21.10	19.51	19.87	17.99
Market capitalization	$16,247.5	$12,757.1	$11,959.6	$13,161.9	$12,100.1
Book value per common share	10.39	9.94	9.47	9.13	8.55
Ratios:
Return on average shareholders’ equity:
Net income	17.7%	14.5%	16.5%	17.1%	21.4%
Comprehensive income	19.0%	17.4%	15.0%	22.3%	35.5%
Debt to total capital	23.1%	25.6%	29.6%	24.5%	27.5%
Price to earnings	14.1	14.3	12.3	12.3	11.5
Price to book	2.6	2.1	2.1	2.2	2.1
Earnings to fixed charges	14.7	x	11.0	x	11.6	x	11.9	x	11.3	x
Net premiums written to statutory surplus	2.9	2.9	2.9	2.9	2.8
Statutory combined ratio	93.4	95.2	92.9	92.5	91.6
Dividends declared per share[3]	$1.4929	$1.2845	$.4072	$1.3987	$.1613
Number of people employed	26,145	25,889	25,007	24,638	24,661

All share and per share amounts were adjusted for the May 18, 2006, 4-for-1 stock split.
1Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 10 – Segment Information, as a percentage of net premiums earned.
2Amounts reflect basic net income per share and basic average equivalent shares for 2008 since we reported a net loss; all other periods are presented on a diluted basis.

- App.-A-82 -

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2008	2007	2006	2005	2004
Net premiums written	$13,604.3	$13,772.5	$14,132.0	$14,007.6	$13,378.1
Growth	(1)%	(3)%	1%	5%	12%
Net premiums earned	$13,631.4	$13,877.4	$14,117.9	$13,764.4	$13,169.9
Growth	(2)%	(2)%	3%	5%	16%
Policies in force (thousands):
Personal Lines	10,464.9	10,115.6	9,741.1	9,494.0	8,680.3
Growth	3%	4%	3%	9%	11%
Commercial Lines	539.4	539.2	503.2	468.2	420.2
Growth	0%	7%	7%	11%	15%
Total revenues	$13,049.0	$14,902.9	$15,008.5	$14,529.8	$14,003.6
Underwriting margins:[1]
Personal Lines	5.4%	7.0%	12.3%	11.0%	14.1%
Commercial Lines	5.3%	10.1%	19.8%	17.9%	21.1%
Total underwriting operations	5.4%	7.4%	13.3%	11.9%	14.9%
Net income (loss)	$(70.0)	$1,182.5	$1,647.5	$1,393.9	$1,648.7
Per share[2]	(.10)	1.65	2.10	1.74	1.91
Average equivalent shares[2]	668.0	718.5	783.8	799.3	864.8
Comprehensive income (loss)	$(614.7)	$1,071.0	$1,853.1	$1,347.8	$1,668.5
Total assets	$18,250.5	$18,843.1	$19,482.1	$18,898.6	$17,184.3
Debt outstanding	2,175.5	2,173.9	1,185.5	1,284.9	1,284.3
Total shareholders’ equity	4,215.3	4,935.5	6,846.6	6,107.5	5,155.4
Statutory surplus	4,470.6	4,587.3	4,963.7	4,674.1	4,671.0
Common shares outstanding	676.5	680.2	748.0	789.3	801.6
Common share price:
High	$21.31	$25.16	$30.09	$31.23	$24.32
Low	10.29	17.26	22.18	20.35	18.28
Close (at December 31)	14.81	19.16	24.22	29.20	21.21
Market capitalization	$10,019.0	$13,032.6	$18,116.6	$23,040.7	$17,001.9
Book value per common share	6.23	7.26	9.15	7.74	6.43
Ratios:
Return on average shareholders’ equity:
Net income	(1.5)%	19.5%	25.3%	25.0%	30.0%
Comprehensive income	(13.3)%	17.7%	28.4%	24.1%	30.4%
Debt to total capital	34.0%	30.6%	14.8%	17.4%	19.9%
Price to earnings	NA	11.6	11.5	16.7	11.1
Price to book	2.4	2.6	2.6	3.8	3.3
Earnings to fixed charges	NA	13.5	x	24.7	x	21.3	x	27.1	x
Net premiums written to statutory surplus	3.0	3.0	2.8	3.0	2.9
Statutory combined ratio	94.6	92.7	86.5	87.4	84.6
Dividends declared per share[3]	$0	$2.1450	$.0325	$.0300	$.0275
Number of people employed	25,929	26,851	27,778	28,336	27,085

3 Progressive transitioned to an annual variable dividend policy beginning in 2007. In accordance with this policy, no dividend was declared in 2008 since our comprehensive income was less than after-tax underwriting income. In addition to the annual variable dividend, Progressive’s Board declared special cash dividends of $1.00 per common share in 2013, 2012, and 2010, and $2.00 per common share in 2007. Progressive paid quarterly dividends prior to 2007.

NA = Not applicable due to the net loss reported for 2008.

- App.-A-83 -

The Progressive Corporation and Subsidiaries
Quarterly Financial and Common Share Data
(unaudited)

(millions – except per share amounts)
		Net Income		Stock Price[1]
Quarter	Total Revenues	Total	Per Share[2]	High	Low	Close	Rate of Return[3]	Dividends Declared Per Share[4]
2013
1	$4,437.2	$308.6	$.51	$25.38	$21.36	$25.27		$0
2	4,593.6	324.6	.54	26.39	23.99	25.42		0
3	4,521.3	232.4	.39	27.55	24.86	27.23		0
4	4,618.8	299.8	.50	28.54	25.81	27.27		1.4929
	$18,170.9	$1,165.4	$1.93	$28.54	$21.36	$27.27	30.9%	$1.4929
2012
1	$4,126.4	$257.6	$.42	$23.37	$19.01	$23.18		$0
2	4,183.0	118.6	.19	23.41	20.22	20.83		0
3	4,423.9	277.0	.46	21.28	19.17	20.74		0
4	4,350.6	249.1	.41	23.19	20.68	21.10		1.2845
	$17,083.9	$902.3	$1.48	$23.41	$19.01	$21.10	15.4%	$1.2845
2011
1	$3,954.6	$362.9	$.55	$21.24	$19.12	$21.13		$0
2	3,938.9	245.2	.38	22.08	19.79	21.38		0
3	3,878.7	150.7	.24	21.66	16.88	17.76		0
4	4,002.4	256.7	.42	19.74	16.97	19.51		.4072
	$15,774.6	$1,015.5	$1.59	$22.08	$16.88	$19.51	.2%	$.4072

1 Prices are as reported on the consolidated transaction reporting system. Progressive’s common shares are listed on the New York Stock Exchange under the symbol PGR.
2 The sum may not equal the total because the average equivalent shares differ in the quarterly and annual periods.
3 Represents annual rate of return, assuming dividend reinvestment.
4 Progressive maintains an annual variable dividend policy under which a dividend is typically declared each December and paid early the following year. In addition to the annual variable dividend, in each of December 2013 and October 2012, Progressive’s Board declared a special cash dividend of $1.00 per common share. The December 2013 special dividend was paid in February 2014. The October 2012 special dividend was paid in November 2012.

- App.-A-84 -

The Progressive Corporation and Subsidiaries
Performance Graph
(unaudited)
The following performance graph compares the performance of Progressive’s Common Shares (“PGR”) to the Standard & Poor’s Index (“S&P Index”) and the Value Line Property/Casualty Industry Group (“P/C Group”) for the last five years.
Cumulative Five-Year Total Return*
PGR, S&P Index, P/C Group (Performance Results through 12/31/13)

(Assumes $100 was invested at the close of trading on December 31, 2008)
	2009	2010	2011	2012	2013
PGR	$121.47	$142.00	$142.23	$164.29	$215.01
S&P Index	126.46	145.51	148.58	172.35	228.18
P/C Group	123.14	148.66	159.49	191.23	257.92
*Assumes reinvestment of dividends
Source: Value Line Publishing LLC

- App.-A-85 -

The Progressive Corporation and Subsidiaries
Claims Payment Patterns
(unaudited)
The Progressive Group of Insurance Companies is primarily an insurer of automobiles and recreational vehicles owned by individuals, and cars and trucks owned and/or operated predominantly by small businesses. As such, our claims liabilities are generally short in duration. Since our incurred losses consist of both payments and changes in the reserve estimates, it is important to understand our paid development patterns. The charts below show our claims payment patterns, reflecting both dollars and claims counts paid, for personal auto physical damage and bodily injury claims, as well as on a total personal auto basis, in each case calculated from the date of loss. Since physical damage claims pay out so quickly, the chart is calibrated on a monthly basis, as compared to a quarterly basis for the bodily injury and total auto payments.

- App.-A-86 -

 Note: The above graphs are presented for our personal auto products on an accident period basis and are based on three years of actual experience for physical damage and nine years for bodily injury and total personal auto.

- App.-A-87 -

The Progressive Corporation and Subsidiaries
Quantitative Market Risk Disclosures
(unaudited)
Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2013, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. We had no trading financial instruments at December 31, 2013 and 2012. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for our discussion of the qualitative information about market risk.
OTHER-THAN-TRADING FINANCIAL INSTRUMENTS
Financial instruments subject to interest rate risk were:

	Fair Value
	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change[1]	Change[1]	Actual	Change	Change
U.S. government obligations[2]	$3,644.6	$3,675.3	$3,662.2	$3,622.2	$3,581.6
State and local government obligations	2,385.7	2,331.6	2,256.0	2,173.2	2,094.9
Foreign government obligations	15.6	15.6	15.6	15.6	15.6
Asset-backed securities	4,490.1	4,438.1	4,366.1	4,279.3	4,197.2
Corporate securities	3,077.0	3,018.8	2,926.6	2,828.3	2,734.9
Nonredeemable preferred stocks	729.2	722.6	711.2	698.1	682.3
Redeemable preferred stocks	321.9	319.0	313.9	308.2	301.2
Short-term investments	1,272.6	1,272.6	1,272.6	1,272.6	1,272.6
Balance at December 31, 2013	$15,936.7	$15,793.6	$15,524.2	$15,197.5	$14,880.3
Balance at December 31, 2012	$14,814.9	$14,748.2	$14,576.5	$14,304.0	$14,004.4
1 The amounts reflect an interest rate of 1 basis point when the hypothetical decline in interest rates would have pushed yields to a negative level.
2 The U.S. government obligations showing a negative return in the -200 bps scenario is a function of our cash holdings, which are short in maturity and in many cases yield less than 2%, being limited to a move to 1bp, whereas the yield move for our receive variable interest rate swap positions, which have an April 2023 maturity, realize the full 200 bps decline in yield.
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
Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities at December 31, 2013	$2,272.4	$2,530.5	$2,788.6
Common equities at December 31, 2012	$1,705.3	$1,899.0	$2,092.7
The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common stock portfolio’s weighted average beta of 1.02 for 2013 and 2012. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of securities without betas is 0.1%.

- App.-A-88 -

The Progressive Corporation and Subsidiaries
Net Premiums Written by State
(unaudited)

($ in millions)	2013		2012		2011		2010		2009
Florida	$2,188.1	12.6%	$2,000.1	12.2%	$1,683.1	11.1%	$1,603.2	11.1%	$1,667.0	11.9%
Texas	1,560.7	9.0	1,536.6	9.4	1,403.8	9.3	1,321.4	9.1	1,228.9	8.8
California	996.0	5.7	954.4	5.8	935.8	6.2	914.1	6.3	951.9	6.8
New York	882.8	5.1	782.3	4.8	713.4	4.7	685.3	4.7	704.1	5.0
Georgia	771.6	4.5	757.1	4.6	738.2	4.9	714.6	4.9	682.9	4.9
Ohio	757.4	4.4	725.8	4.4	689.0	4.5	652.5	4.5	623.9	4.5
New Jersey	697.4	4.0	600.1	3.7	496.3	3.3	440.6	3.1	405.9	2.9
Pennsylvania	663.8	3.8	644.2	3.9	623.1	4.1	608.5	4.2	580.7	4.1
Louisiana	540.1	3.1	515.9	3.2	496.1	3.3	465.9	3.2	414.5	3.0
Michigan	539.5	3.1	488.5	3.0	471.7	3.1	448.4	3.1	455.3	3.2
All other	7,742.3	44.7	7,367.7	45.0	6,896.1	45.5	6,622.3	45.8	6,287.8	44.9
Total	$17,339.7	100.0%	$16,372.7	100.0%	$15,146.6	100.0%	$14,476.8	100.0%	$14,002.9	100.0%

- App.-A-89 -

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

¹ Claims reporting via the website is currently only available for personal auto policies.
² Any policyholder, claimant, or other interested party who has any complaint or concern regarding any claim handling or other claims-related issue may report such complaint or concern using the contact information above. The complaint or concern will be promptly forwarded to the appropriate management personnel in our claims organization for review and response.

In addition, iPhone® and Android users can download the Progressive App to obtain insurance that is quick and easy to buy and use.

Annual Meeting  The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, Studio 96, 6671 Beta Drive, Mayfield Village, Ohio 44143 on May 16, 2014, at 10 a.m. eastern time. There were 2,896 shareholders of record on December 31, 2013.

Common Shares and Dividends  The Progressive Corporation’s common shares are traded on the New York Stock Exchange (symbol PGR). Progressive currently has an annual variable dividend policy. We expect the Board to declare the next annual variable dividend, subject to policy limitations, in December 2014, with a record date in January 2015 and payment shortly thereafter. A complete description of our annual variable dividend policy can be found at: progressive.com/dividend.

Shareholder/Investor Relations  Progressive does not maintain a mailing list for distribution of shareholders’ reports. To view Progressive’s publicly filed documents, shareholders can access our website: progressive.com/sec. To view our earnings and other releases, access: progressive.com/investors.

For financial-related information or to request copies of Progressive’s publicly filed documents free of charge, write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, email: investor_relations@progressive.com, or call: 440-395-2222.

For all other company information, call: 440-461-5000 or access our website at: progressive.com/contactus.

- App.-A-90 -

Transfer Agent and Registrar
Registered Shareholders:  If you have questions or changes to your account and your Progressive shares are registered in your name, write to: American Stock Transfer & Trust Company, Attn: Operations Center, 6201 15th Avenue, Brooklyn, NY 11219; phone: 1-866-709-7695; email: info@amstock.com; or visit their website at: amstock.com.

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

Stephen R. Hardis, Lead Independent Director, The Progressive Corporation, email: stephen_hardis@progressive.com

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

Any such complaint or concern also may be reported anonymously over the following toll-free Alert Line: 1-800-683-3604 or online at: www.progressivealertline.com. Progressive will not retaliate against any individual by reason of his or her having made such a complaint or reported such a concern in good faith. View the complete procedures at: progressive.com/governance.

Whistleblower Protections  Progressive will not retaliate against any officer or employee of Progressive because of any lawful act done by the officer or employee to provide information or otherwise assist in investigations regarding conduct that the officer or employee reasonably believes to be a violation of federal securities laws or of any rule or regulation of the Securities and Exchange Commission or federal securities laws relating to fraud against shareholders. View the complete Whistleblower Protections at: progressive.com/governance.

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

Online Annual Report and Proxy Statement Our 2013 Annual Report to Shareholders can be found at: progressive.com/annualreport.

We have also posted copies of our 2014 Proxy Statement and 2013 Annual Report to Shareholders, in a “PDF” format, at: progressiveproxy.com.

- App.-A-91 -

Directors
Stuart B. Burgdoerfer[1,6]	Heidi G. Miller, Ph.D.[1,6]	[1] Audit Committee Member
Executive Vice President and	Retired President of International,	[2] Executive Committee Member
Chief Financial Officer,	JPMorgan Chase & Co.	[3] Compensation Committee Member
L Brands, Inc.	(financial services)	[4] Investment and Capital Committee
(retailing)		Member
	Patrick H. Nettles, Ph.D.[1,6]	[5] Nominating and Governance
Charles A. Davis[4,5,6]	Executive Chairman,	Committee Member
Chief Executive Officer,	Ciena Corporation	[6] Independent Director
Stone Point Capital LLC	(telecommunications)
(private equity investing)
Glenn M. Renwick[2]
Roger N. Farah[3,6]	Chairman of the Board, President,
Executive Vice Chairman,	and Chief Executive Officer,
Ralph Lauren Corporation	The Progressive Corporation
(lifestyle products)
Bradley T. Sheares, Ph.D.[3,6]
Lawton W. Fitt[2,4,5,6]	Former Chief Executive Officer,
Retired Partner,	Reliant Pharmaceuticals, Inc.
Goldman Sachs Group	(pharmaceuticals)
(financial services)

Stephen R. Hardis[2,4,5,6]
Lead Independent Director,
The Progressive Corporation

Jeffrey D. Kelly[3,6]
Executive Vice President and
Chief Financial Officer,
RenaissanceRe Holdings Ltd.
(reinsurance services)

- App.-A-92 -

Corporate Officers	Other Executive Officers
Glenn M. Renwick	John A. Barbagallo
Chairman of the Board, President,	Commercial Lines Group President
and Chief Executive Officer
M. Jeffrey Charney
Brian C. Domeck	Chief Marketing Officer
Vice President and Chief Financial Officer
William M. Cody
Charles E. Jarrett	Chief Investment Officer
Vice President, Secretary,
and Chief Legal Officer	Susan Patricia Griffith
Claims Group President
Thomas A. King
Vice President and Treasurer	Valerie Krasowski
Chief Human Resource Officer
Jeffrey W. Basch
Vice President	John P. Sauerland
and Chief Accounting Officer	Personal Lines Group President

Mariann Wojtkun Marshall	Raymond M. Voelker
Assistant Secretary	Chief Information Officer

©2014 The Progressive Corporation

- App.-A-93 -