Form 10-K, Exhibit 13
period 2014-12-31
PROGRESSIVE CORP/OH/
filed 2015-03-02
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION
2014 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31,

(millions — except per share amounts)	2014	2013	2012
Revenues
Net premiums earned	$18,398.5	$17,103.4	$16,018.0
Investment income	408.4	422.0	443.0
Net realized gains (losses) on securities:
Other-than-temporary impairment (OTTI) losses:
Total OTTI losses	(7.9)	(6.0)	(7.3)
Non-credit losses, net of credit losses recognized on previously recorded non-credit OTTI losses	0	(0.1)	(0.7)
Net impairment losses recognized in earnings	(7.9)	(6.1)	(8.0)
Net realized gains (losses) on securities	232.1	324.5	314.8
Total net realized gains (losses) on securities	224.2	318.4	306.8
Fees and other revenues	309.1	291.8	281.8
Service revenues	56.0	39.6	36.1
Gains (losses) on extinguishment of debt	(4.8)	(4.3)	(1.8)
Total revenues	19,391.4	18,170.9	17,083.9
Expenses
Losses and loss adjustment expenses	13,306.2	12,472.4	11,948.0
Policy acquisition costs	1,524.0	1,451.8	1,436.6
Other underwriting expenses	2,467.1	2,350.9	2,206.3
Investment expenses	18.9	18.8	15.4
Service expenses	50.9	38.8	36.1
Interest expense	116.9	118.2	123.8
Total expenses	17,484.0	16,450.9	15,766.2
Net Income
Income before income taxes	1,907.4	1,720.0	1,317.7
Provision for income taxes	626.4	554.6	415.4
Net income	$1,281.0	$1,165.4	$902.3
Other Comprehensive Income (Loss), Net of Tax
Net unrealized gains (losses) on securities:
Net non-credit related OTTI losses, adjusted for valuation changes	$0	$0.3	$5.1
Other net unrealized gains (losses) on securities	74.9	84.0	174.8
Total net unrealized gains (losses) on securities	74.9	84.3	179.9
Net unrealized gains on forecasted transactions	(2.6)	(2.0)	(1.8)
Foreign currency translation adjustment	(0.9)	(1.6)	0.4
Other comprehensive income	71.4	80.7	178.5
Comprehensive income	$1,352.4	$1,246.1	$1,080.8
Computation of Net Income Per Share
Average shares outstanding — Basic	590.6	599.1	603.3
Net effect of dilutive stock-based compensation	4.2	4.5	4.5
Total equivalent shares — Diluted	594.8	603.6	607.8
Basic: Net income per share	$2.17	$1.95	$1.50
Diluted: Net income per share	$2.15	$1.93	$1.48
See notes to consolidated financial statements.

App.-A-2

The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets
December 31,

(millions)	2014	2013
Assets
Investments — Available-for-sale, at fair value:
Fixed maturities (amortized cost: $13,374.2 and $13,415.3)	$13,549.2	$13,540.4
Equity securities:
Nonredeemable preferred stocks (cost: $590.4 and $445.7)	827.5	711.2
Common equities (cost: $1,289.2 and $1,451.1)	2,492.3	2,530.5
Short-term investments (amortized cost: $2,149.0 and $1,272.6)	2,149.0	1,272.6
Total investments	19,018.0	18,054.7
Cash	108.4	75.1
Accrued investment income	87.3	89.8
Premiums receivable, net of allowance for doubtful accounts of $152.2 and $142.4	3,537.5	3,310.7
Reinsurance recoverables, including $46.0 and $44.3 on paid losses and loss adjustment expenses	1,231.9	1,090.2
Prepaid reinsurance premiums	85.3	74.9
Deferred acquisition costs	457.2	447.6
Property and equipment, net of accumulated depreciation of $731.0 and $680.4	960.6	960.9
Other assets	301.4	304.3
Total assets	$25,787.6	$24,408.2
Liabilities and Shareholders’ Equity
Unearned premiums	$5,440.1	$5,174.5
Loss and loss adjustment expense reserves	8,857.4	8,479.7
Net deferred income taxes	98.9	28.4
Dividends payable	404.1	890.2
Accounts payable, accrued expenses, and other liabilities[1]	1,893.8	1,785.0
Debt[2]	2,164.7	1,860.9
Total liabilities	18,859.0	18,218.7
Common shares, $1.00 par value (authorized 900.0; issued 797.6, including treasury shares of 209.8 and 201.8)	587.8	595.8
Paid-in capital	1,184.3	1,142.0
Retained earnings	4,133.4	3,500.0
Accumulated other comprehensive income, net of tax:
Net non-credit related OTTI losses, adjusted for valuation changes	0	0
Other net unrealized gains (losses) on securities	1,021.9	947.0
Total net unrealized gains (losses) on securities	1,021.9	947.0
Net unrealized gains on forecasted transactions	1.5	4.1
Foreign currency translation adjustment	(0.3)	0.6
Total accumulated other comprehensive income	1,023.1	951.7
Total shareholders’ equity	6,928.6	6,189.5
Total liabilities and shareholders’ equity	$25,787.6	$24,408.2

1 See Note 12 – Litigation and Note 13 – Commitments and Contingencies for further discussion.
2 Consists of long-term debt. See Note 4 – Debt for further discussion.
See notes to consolidated financial statements.

App.-A-3

The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31,

(millions — except per share amounts)	2014	2013	2012
Common Shares, $1.00 Par Value
Balance, Beginning of year	$595.8	$604.6	$613.0
Stock options exercised	0	0	0.1
Treasury shares purchased[1]	(11.1)	(11.0)	(8.6)
Net restricted equity awards issued/vested/(forfeited)	3.1	2.2	0.1
Balance, End of year	$587.8	$595.8	$604.6
Paid-In Capital
Balance, Beginning of year	$1,142.0	$1,077.0	$1,006.2
Stock options exercised	0	0	0.4
Tax benefit from exercise/vesting of equity-based compensation	12.8	10.3	5.8
Treasury shares purchased[1]	(21.6)	(20.4)	(14.5)
Net restricted equity awards (issued)/(vested)/forfeited	(3.1)	(2.2)	(0.1)
Amortization of equity-based compensation	51.4	64.9	62.4
Reinvested dividends on restricted stock units	2.8	12.4	11.2
Other	0	0	5.6
Balance, End of year	$1,184.3	$1,142.0	$1,077.0
Retained Earnings
Balance, Beginning of year	$3,500.0	$3,454.4	$3,495.0
Net income	1,281.0	1,165.4	902.3
Treasury shares purchased[1]	(238.7)	(242.0)	(151.1)
Cash dividends declared on common shares ($0.6862, $1.4929, and $1.2845 per share)	(402.6)	(889.2)	(772.5)
Reinvested dividends on restricted stock units	(2.8)	(12.4)	(11.2)
Other, net	(3.5)	23.8	(8.1)
Balance, End of year	$4,133.4	$3,500.0	$3,454.4
Accumulated Other Comprehensive Income, Net of Tax
Balance, Beginning of year	$951.7	$871.0	$692.5
Other comprehensive income	71.4	80.7	178.5
Balance, End of year	$1,023.1	$951.7	$871.0
Total Shareholders’ Equity	$6,928.6	$6,189.5	$6,007.0
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

App.-A-4

The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31,

(millions)	2014	2013	2012
Cash Flows From Operating Activities
Net income	$1,281.0	$1,165.4	$902.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	97.1	101.3	94.4
Net amortization of fixed-income securities	78.2	134.0	186.7
Amortization of equity-based compensation	51.4	64.9	63.4
Net realized (gains) losses on securities	(224.2)	(318.4)	(306.8)
Net (gains) losses on disposition of property and equipment	5.4	5.6	7.1
(Gains) losses on extinguishment of debt	4.8	4.3	1.8
Changes in:
Premiums receivable	(227.1)	(127.4)	(253.8)
Reinsurance recoverables	(141.7)	(189.2)	(83.0)
Prepaid reinsurance premiums	(10.4)	(8.6)	3.5
Deferred acquisition costs	(9.6)	(13.1)	(0.9)
Income taxes	97.5	57.8	19.8
Unearned premiums	266.4	244.8	351.1
Loss and loss adjustment expense reserves	378.0	641.6	592.6
Accounts payable, accrued expenses, and other liabilities	92.0	165.0	123.6
Other, net	(13.2)	(28.1)	(10.4)
Net cash provided by operating activities	1,725.6	1,899.9	1,691.4
Cash Flows From Investing Activities
Purchases:
Fixed maturities	(7,967.5)	(7,100.6)	(5,199.2)
Equity securities	(369.7)	(322.2)	(463.1)
Sales:
Fixed maturities	5,637.5	3,083.9	3,705.6
Equity securities	560.1	369.2	793.0
Maturities, paydowns, calls, and other:
Fixed maturities	2,296.6	1,859.6	1,488.9
Equity securities	14.3	21.5	16.0
Net sales (purchases) of short-term investments	(876.0)	716.6	(438.2)
Net unsettled security transactions	(30.0)	152.2	(44.0)
Purchases of property and equipment	(108.1)	(140.4)	(127.7)
Sales of property and equipment	5.9	3.7	3.8
Net cash used in investing activities	(836.9)	(1,356.5)	(264.9)
Cash Flows From Financing Activities
Proceeds from exercise of stock options	0	0	0.5
Tax benefit from exercise/vesting of equity-based compensation	12.8	10.3	5.8
Net proceeds from debt issuance	344.7	0	0
Payment of debt	0	(150.0)	(350.0)
Reacquisition of debt	(48.9)	(58.1)	(32.5)
Dividends paid to shareholders	(892.6)	(175.6)	(853.7)
Acquisition of treasury shares	(271.4)	(273.4)	(174.2)
Net cash used in financing activities	(855.4)	(646.8)	(1,404.1)
Effect of exchange rate changes on cash	0	(0.6)	1.0
Increase (decrease) in cash	33.3	(104.0)	23.4
Cash, Beginning of year	75.1	179.1	155.7
Cash, End of year	$108.4	$75.1	$179.1

See notes to consolidated financial statements.

App.-A-5

The Progressive Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2014, 2013, and 2012

1.  REPORTING AND ACCOUNTING POLICIES
Nature of Operations  The Progressive Corporation, an insurance holding company formed in 1965, had 53 subsidiaries, one mutual insurance company affiliate, and one limited partnership investment affiliate (collectively the “subsidiaries”) as of December 31, 2014. Our insurance subsidiaries and mutual company affiliate (collectively the Progressive Group of Insurance Companies) provide personal and commercial automobile insurance and other specialty property-casualty insurance and related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles through both an independent insurance agency channel and a direct channel. Our Commercial Lines segment writes primary liability and physical damage insurance for automobiles and trucks owned and/or operated predominantly by small businesses through both the independent agency and direct channels. We operate our businesses throughout the United States; we also sell personal auto physical damage and property damage liability insurance via the Internet in Australia.
Basis of Consolidation and Reporting  The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its wholly owned subsidiaries, and its affiliates, in which we have a controlling financial interest. All intercompany accounts and transactions are eliminated in consolidation.
Estimates  We are required to make estimates and assumptions when preparing our financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (GAAP). As estimates develop into fact (e.g., losses are paid), results may, and will likely, differ from those estimates.
Investments  Our fixed-maturity securities, equity securities, and short-term investments are accounted for on an available-for-sale basis. See Note 2 – Investments for details regarding the composition of our investment portfolio.
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
Included in the fixed-maturity portfolio are asset-backed securities. The asset-backed securities are generally accounted for under the retrospective method. The retrospective method recalculates yield assumptions (based on changes in interest rates or cash flow expectations) historically to the inception of the investment holding period, and applies the required adjustment, if any, to the cost basis, with the offset recorded to investment income. The prospective method is used primarily for interest-only securities, non-investment-grade asset-backed securities, and certain asset-backed securities with sub-prime loan exposure or where there is a greater risk of non-performance and where it is possible the initial investment may not be substantially recovered. The prospective method requires a calculation of expected future repayments and resets the yield to allow for future period adjustments; no current period impact to investment income or the security’s cost is made based on the cash flow update. Prepayment assumptions are based on market expectations and are updated quarterly.
Equity securities include common stocks, nonredeemable preferred stocks, and other risk investments, and are reported at fair values. Changes in fair value of these securities, net of deferred income taxes, are reflected as unrealized gains (losses) in accumulated other comprehensive income. To the extent we hold any foreign equities or foreign currency hedges, any change in value due to exchange rate fluctuations would be limited by foreign currency hedges, if any, and would be recognized in income in the current period.
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

App.-A-6

Derivative instruments may include futures, options, forward positions, foreign currency forwards, interest rate swap agreements, and credit default swaps and may be used in the portfolio for general investment purposes or to hedge the exposure to:

•	Changes in fair value of an asset or liability (fair value hedge),

•	Foreign currency of an investment in a foreign operation (foreign currency hedge), or

•	Variable cash flows of a forecasted transaction (cash flow hedge).
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
For all derivative positions, net cash requirements are limited to changes in fair values, which may vary resulting from changes in interest rates, currency exchange rates, and other factors. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk. We have elected not to offset fair value amounts that arise from derivative positions with the same counterparty under a master netting arrangement.
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

App.-A-7

Investment income consists of interest, dividends, and amortization. In addition to the discussion above for asset-backed securities, interest is recognized on an accrual basis using the effective yield method. Depending on the nature of the equity instruments, dividends are recorded at either the ex-dividend date or on an accrual basis.
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
We do not defer any advertising costs. Total advertising costs, which are expensed as incurred, for the years ended December 31, were:

(millions)	Advertising Costs
2014	$681.8
2013	619.3
2012	546.8
Loss and Loss Adjustment Expense Reserves  Loss reserves represent the estimated liability on claims reported to us, plus reserves for losses incurred but not recorded (IBNR). These estimates are reported net of amounts estimated to be recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims and losses. The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income in the current period. Such loss and loss adjustment expense reserves are susceptible to change in the near term.
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
Property and Equipment  Property and equipment are recorded at cost, less accumulated depreciation, and include capitalized software developed or acquired for internal use. Depreciation is recognized over the estimated useful lives of the assets using accelerated methods for computer equipment and the straight-line method for all other fixed assets. The useful life for computer equipment and laptop computers is 3 years. The useful lives range from 7 to 40 years for buildings, improvements, and integrated components and 3 to 15 years for all other property and equipment. Land and buildings comprised 77% and 76% of total property and equipment at December 31, 2014 and 2013, respectively.

App.-A-8

During 2014, decisions were made to sell one property originally purchased for a future Service Center site. At December 31, 2014, included in other assets in the consolidated balance sheets is $8.7 million of "held for sale" property, which represents the fair value of this property less the estimated costs to sell.
Total capitalized interest, which primarily relates to capitalized software projects, for the years ended December 31, was:

(millions)	Capitalized Interest
2014	$1.3
2013	0.8
2012	0.3
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

Equity-Based Compensation  We currently issue time-based and performance-based restricted stock unit awards to key members of management as our form of equity compensation, and time-based restricted stock awards to non-employee directors. Prior to 2010, we issued restricted stock awards, instead of restricted stock unit awards, to employees. Collectively, we refer to these awards as “restricted equity awards.” We currently do not issue stock options as a form of equity compensation, and no such awards remain outstanding. Compensation expense for time-based restricted equity awards with installment vesting is recognized over each respective vesting period. For performance-based restricted equity awards, compensation expense is recognized over the respective estimated vesting periods. Dividend equivalent units are credited to outstanding restricted units awards, both time-based and performance-based, at the time a dividend is paid to shareholders.
We record an estimate for expected forfeitures of restricted equity awards based on our historical forfeiture rates. In addition, we shorten the vesting periods of certain restricted equity awards based on the “qualified retirement” provisions in our incentive compensation plans, under which (among other provisions) the vesting of 50% of outstanding time-based restricted equity awards will accelerate upon retirement if the participant is 55 years of age or older and satisfies certain years-of-service requirements. For time-based awards granted after February 2013, we modified our "qualified retirement" provisions to vest and distribute 50% of the unvested portion of the award upon reaching eligibility for a qualified retirement and shortly after the grant date for each subsequent award.
The total compensation expense recognized for our equity-based compensation for the years ended December 31, was:

(millions)	2014	2013	2012
Pretax expense	$51.4	$64.9	$63.4
Tax benefit	18.0	22.7	22.2

The decrease in expense for 2014 reflects adjustments recorded to our performance-based equity awards based on current estimates of the level of performance expected to be reached.
Net Income Per Share  Basic net income per share is computed using the weighted average number of common shares outstanding during the reporting period, excluding unvested time-based and performance-based restricted equity awards that are subject to forfeiture. Diluted net income per share includes common stock equivalents assumed outstanding during the period. Our common stock equivalents include the incremental shares assumed to be issued for:

•	earned but unvested time-based restricted equity awards, and

•	certain unvested performance-based restricted equity awards that satisfied contingency conditions for common stock equivalents during the period.

App.-A-9

Supplemental Cash Flow Information  Cash includes only bank demand deposits. Non-cash activity includes declared but unpaid dividends. For the years ended December 31, we paid the following:

(millions)	2014	2013	2012
Income taxes	$515.0	$497.0	$389.1
Interest	116.0	122.3	135.0

New Accounting Standards In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU) related to the accounting for revenue from contracts with customers. This standard is intended to help reduce diversity in practice and enhance comparability between entities related to revenue recognition and is effective for fiscal years beginning after December 15, 2016 (2017 for calendar-year companies). Since the accounting for insurance contracts is outside of the scope of this ASU, we do not expect this standard to have a significant impact on our financial condition, cash flows, or results of operations.
In June 2014, the FASB issued an ASU related to the accounting for share-based payments when the terms of an employee award can be achieved after the requisite service period. To the extent an equity award contains provisions that permit an employee who leaves the company before the performance targets are reached to receive some or all of the benefits of the award if and as the award later vests, this standard requires companies to recognize the compensation cost during the employee's remaining service period. This standard is effective for fiscal years beginning after December 15, 2015 (2016 for calendar-year companies). We plan to adopt this standard prospectively.  Although this standard may require an acceleration of the expense recognition of our share-based payment awards, we do not expect it to have a significant impact on our financial condition, cash flows, or results of operations.
In June 2014, the FASB also issued an ASU related to repurchase-to-maturity transactions, repurchase financings, and related disclosures. The intent is to clarify that repurchase-to-maturity transactions must be accounted for and disclosed as secured borrowings, rather than potentially accounted for as sales, as permissible under certain circumstances in the previous guidance. This guidance is effective for annual and interim periods after December 15, 2014 (2015 for calendar-year companies). We do not typically engage in these type of transactions; therefore, we do not expect this standard to have a significant impact on our financial condition, cash flows, or results of operations.

App.-A-10

2.  INVESTMENTS
The following tables present the composition of our investment portfolio by major security type, consistent with our internal classification of how we manage, monitor, and measure the portfolio:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Fair Value
December 31, 2014
Fixed maturities:
U.S. government obligations	$2,641.1	$27.3	$(1.3)	$0	$2,667.1	14.0%
State and local government obligations	2,095.7	44.6	(1.1)	0	2,139.2	11.2
Foreign government obligations	14.2	0	0	0	14.2	0.1
Corporate debt securities	2,813.9	32.9	(10.4)	0.3	2,836.7	14.9
Residential mortgage-backed securities	1,635.5	34.5	(10.8)	(0.7)	1,658.5	8.7
Commercial mortgage-backed securities	2,278.7	39.3	(2.6)	0.2	2,315.6	12.2
Other asset-backed securities	1,634.9	3.8	(0.8)	0.8	1,638.7	8.6
Redeemable preferred stocks	260.2	24.7	(5.7)	0	279.2	1.5
Total fixed maturities	13,374.2	207.1	(32.7)	0.6	13,549.2	71.2
Equity securities:
Nonredeemable preferred stocks	590.4	201.1	(6.4)	42.4	827.5	4.4
Common equities	1,289.2	1,213.2	(10.1)	0	2,492.3	13.1
Short-term investments	2,149.0	0	0	0	2,149.0	11.3
Total portfolio[2,3]	$17,402.8	$1,621.4	$(49.2)	$43.0	$19,018.0	100.0%

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Fair Value
December 31, 2013
Fixed maturities:
U.S. government obligations	$3,630.4	$48.4	$(16.6)	$0	$3,662.2	20.3%
State and local government obligations	2,247.3	27.1	(18.4)	0	2,256.0	12.5
Foreign government obligations	15.6	0	0	0	15.6	0.1
Corporate debt securities	2,885.0	60.4	(20.4)	1.6	2,926.6	16.2
Residential mortgage-backed securities	1,110.1	31.9	(14.1)	0	1,127.9	6.2
Commercial mortgage-backed securities	2,154.4	43.9	(37.8)	0	2,160.5	12.0
Other asset-backed securities	1,073.0	6.6	(2.1)	0.2	1,077.7	6.0
Redeemable preferred stocks	299.5	24.1	(9.7)	0	313.9	1.7
Total fixed maturities	13,415.3	242.4	(119.1)	1.8	13,540.4	75.0
Equity securities:
Nonredeemable preferred stocks	445.7	258.7	(4.5)	11.3	711.2	3.9
Common equities	1,451.1	1,081.8	(2.4)	0	2,530.5	14.0
Short-term investments	1,272.6	0	0	0	1,272.6	7.1
Total portfolio[2,3]	$16,584.7	$1,582.9	$(126.0)	$13.1	$18,054.7	100.0%

1 Represents net holding period gains (losses) on certain hybrid securities (discussed below).
2 Our portfolio reflects the effect of unsettled security transactions and collateral on open derivative positions; at December 31, 2014, $31.3 million was included in "other liabilities," compared to $61.3 million at December 31, 2013.
3 The total fair value of the portfolio included $1.9 billion and $1.8 billion at December 31, 2014 and 2013, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

App.-A-11

Our short-term investments include commercial paper and other investments that are expected to mature within one year. At December 31, 2014 and 2013, we had $5.7 million and $6.3 million, respectively, in treasury bills issued by the Australian government, included in short-term investments. We did not hold any repurchase transactions where we lent collateral at December 31, 2014 or 2013. To the extent our repurchase transactions were with the same counterparty and subject to an enforceable master netting arrangement, we could elect to offset these transactions. Consistent with past practice, we have elected not to offset these transactions and therefore report these transactions on a gross basis on our balance sheets.
Also included in short-term investments are reverse repurchase commitment transactions, where we loan cash to internally approved counterparties and receive U.S. Treasury Notes pledged as collateral against the cash borrowed. Our exposure to credit risk is limited due to the nature of the collateral (i.e., U.S. Treasury Notes) received. We have counterparty exposure on these trades in the event of a counterparty default to the extent the general collateral security's value is below the amount of cash we delivered to acquire the collateral. The short-term duration of the transactions (primarily overnight) reduces that exposure.
We had no open reverse repurchase commitments at December 31, 2014, compared to $200.0 million with one counterparty at December 31, 2013. During 2014, our largest outstanding balance of reverse repurchase commitments was $500.0 million, which was open for one day; the average daily balance of reverse repurchase commitments was $158.8 million.

Included in our fixed-maturity and equity securities are hybrid securities, which are reported at fair value at December 31:

(millions)	2014	2013
Fixed maturities:
Corporate debt securities	$139.8	$164.2
Residential mortgage-backed securities	120.7	0
Commercial mortgage-backed securities	31.2	0
Other asset-backed securities	13.7	14.8
Total fixed maturities	305.4	179.0
Equity securities:
Nonredeemable preferred stocks	122.3	60.3
Total hybrid securities	$427.7	$239.3
Certain corporate debt securities are accounted for as hybrid securities since they were acquired at a substantial premium and contain a change-in-control put option (derivative) that permits the investor, at its sole option if and when a change in control is triggered, to put the security back to the issuer at a 1% premium to par. Due to this change-in-control put option and the substantial market premium paid to acquire these securities, there is the potential that the election to put, upon the change in control, would result in an acceleration of the recognition of the remaining premium paid on these securities in our results of operations. This would result in a loss of $9.3 million as of December 31, 2014, if all of these bonds experienced a simultaneous change in control and we elected to exercise all of our put options. The put feature limits the potential loss in value that could be experienced in the event a corporate action occurs that results in a change in control that materially diminishes the credit quality of the issuer. We are under no obligation to exercise the put option we hold if a change in control occurs.
The residential mortgage-backed securities accounted for as hybrid securities are obligations of the issuer with payments of principal based on the performance of a reference pool of loans. This embedded derivative results in the securities incorporating the risk of default from both the issuer and the related loan pool.
The commercial mortgage-backed securities in the table above contain fixed interest rate reset features that will increase the coupons in the event the securities are not fully paid off on the anticipated repayment date. These reset features have the potential to more than double our initial purchase yield for each security.
The other asset-backed security in the table above represents one hybrid security that was acquired at a deep discount to par due to a failing auction, and contains a put option that allows the investor to put that security back to the auction at par if the auction is restored. This embedded derivative had the potential to more than double our initial investment yield at acquisition.
The hybrid securities in our nonredeemable preferred stock portfolio are perpetual preferred stocks that have call features with fixed-rate coupons, whereby the change in value of the call features is a component of the overall change in value of the preferred stocks.

App.-A-12

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
At December 31, 2014, bonds and certificates of deposit in the principal amount of $153.7 million were on deposit to meet state insurance regulatory and/or rating agency requirements. We did not have any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2014 or 2013. At December 31, 2014, we did not have any debt securities that were non-income producing during the preceding 12 months.
Fixed Maturities  The composition of fixed maturities by maturity at December 31, 2014, was:

(millions)	Cost	Fair Value
Less than one year	$3,180.1	$3,217.4
One to five years	7,026.3	7,097.2
Five to ten years	3,093.0	3,152.9
Ten years or greater	59.0	65.9
Total[1]	$13,358.4	$13,533.4
1 Excludes $15.8 million related to our open interest rate swap positions.
Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities which do not have a single maturity date are reported based upon expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

Gross Unrealized Losses  As of December 31, 2014, we had $39.1 million of gross unrealized losses in our fixed-income securities (i.e., fixed-maturity securities, nonredeemable preferred stocks, and short-term investments) and $10.1 million in our common equities. We currently do not intend to sell the fixed-income securities and determined that it is more likely than not that we will not be required to sell these securities for the period of time necessary to recover their cost bases. A review of our fixed-income securities indicated that the issuers were current with respect to their interest obligations and that there was no evidence of any deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity. For common equities, 88% of our common stock portfolio was indexed to the Russell 1000; as such, this portfolio may contain securities in a loss position for an extended period of time, subject to possible write-downs, as described below. We may retain these securities as long as the portfolio and index correlation remain similar. To the extent there is issuer-specific deterioration, we may write-down the securities of that issuer. The remaining 12% of our common stocks were part of a managed equity strategy selected and administered by external investment advisors. If our review of loss position securities indicated there was a fundamental, or market, impairment on these securities that was determined to be other-than-temporary, we would recognize a write-down in accordance with our stated policy.

App.-A-13

The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Unrealized Losses	No. of Sec.	Fair Value	Unrealized Losses
December 31, 2014
Fixed maturities:
U.S. government obligations	11	$428.2	$(1.3)	5	$150.7	$(0.3)	6	$277.5	$(1.0)
State and local government obligations	46	234.2	(1.1)	28	177.9	(0.4)	18	56.3	(0.7)
Corporate debt securities	53	843.2	(10.4)	43	647.5	(6.1)	10	195.7	(4.3)
Residential mortgage-backed securities	70	844.2	(10.8)	33	465.2	(3.1)	37	379.0	(7.7)
Commercial mortgage-backed securities	63	723.4	(2.6)	54	667.5	(1.4)	9	55.9	(1.2)
Other asset-backed securities	44	741.8	(0.8)	42	715.7	(0.7)	2	26.1	(0.1)
Redeemable preferred stocks	3	103.0	(5.7)	1	33.0	(1.0)	2	70.0	(4.7)
Total fixed maturities	290	3,918.0	(32.7)	206	2,857.5	(13.0)	84	1,060.5	(19.7)
Equity securities:
Nonredeemable preferred stocks	8	231.4	(6.4)	5	143.2	(3.6)	3	88.2	(2.8)
Common equities	20	68.4	(10.1)	19	61.8	(9.6)	1	6.6	(0.5)
Total equity securities	28	299.8	(16.5)	24	205.0	(13.2)	4	94.8	(3.3)
Total portfolio	318	$4,217.8	$(49.2)	230	$3,062.5	$(26.2)	88	$1,155.3	$(23.0)

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Unrealized Losses	No. of Sec.	Fair Value	Unrealized Losses
December 31, 2013
Fixed maturities:
U.S. government obligations	29	$1,444.3	$(16.6)	28	$1,434.6	$(16.3)	1	$9.7	$(0.3)
State and local government obligations	141	844.2	(18.4)	119	759.3	(17.1)	22	84.9	(1.3)
Corporate debt securities	51	997.6	(20.4)	45	831.1	(17.8)	6	166.5	(2.6)
Residential mortgage-backed securities	66	763.5	(14.1)	45	597.6	(7.9)	21	165.9	(6.2)
Commercial mortgage-backed securities	76	1,061.9	(37.8)	60	809.2	(19.7)	16	252.7	(18.1)
Other asset-backed securities	25	287.2	(2.1)	22	233.3	(1.8)	3	53.9	(0.3)
Redeemable preferred stocks	4	122.7	(9.7)	0	0	0	4	122.7	(9.7)
Total fixed maturities	392	5,521.4	(119.1)	319	4,665.1	(80.6)	73	856.3	(38.5)
Equity securities:
Nonredeemable preferred stocks	7	142.3	(4.5)	7	142.3	(4.5)	0	0	0
Common equities	24	59.7	(2.4)	20	58.5	(2.4)	4	1.2	0
Total equity securities	31	202.0	(6.9)	27	200.8	(6.9)	4	1.2	0
Total portfolio	423	$5,723.4	$(126.0)	346	$4,865.9	$(87.5)	77	$857.5	$(38.5)

App.-A-14

During 2014, the number of securities in our fixed-maturity portfolio with unrealized losses decreased, reflecting a combination of an increase in prices associated with a general decline in interest rates at certain maturities, as well as sales of securities for portfolio management reasons. We had no material decreases in valuation as a result of credit rating downgrades on our fixed-maturity securities during the year. All of the fixed-maturity securities in an unrealized loss position at December 31, 2014 in the table above are current with respect to required principal and interest payments. Unrealized losses on our nonredeemable preferred stocks related to eight issues with unrealized losses, averaging approximately 3% of our total cost of those securities. A review of these securities concluded that the unrealized losses are market-related adjustments to the values, which were determined not to be other-than-temporary, and we continue to expect to recover our initial investments on these securities. The unrealized losses in our common stock portfolio in the less than 12 months category reflect losses that developed late in the fourth quarter 2014. A review of the securities in a loss position did not uncover fundamental issues with the issuers that would indicate other-than-temporary impairments existed. Additionally, expectations for recovery in the next 12 months would put the fair values at or above our current book values. Lastly, we determined, as of the balance sheet date, that it was not likely these securities would be sold prior to that recovery.

Other-Than-Temporary Impairment (OTTI)  The following table shows the total non-credit portion of the OTTI recorded in accumulated other comprehensive income, reflecting the original non-credit loss at the time the credit impairment was determined:

	December 31,
(millions)	2014	2013
Fixed maturities:
Residential mortgage-backed securities	$(44.1)	$(44.1)
Commercial mortgage-backed securities	(0.6)	(0.9)
Total fixed maturities	$(44.7)	$(45.0)
The following tables provide rollforwards of the amounts related to credit losses recognized in earnings for the periods ended December 31, 2014, 2013, and 2012, for which a portion of the OTTI losses were also recognized in accumulated other comprehensive income at the time the credit impairments were determined and recognized:

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Total
Balance at December 31, 2013	$19.2	$0.4	$19.6
Credit losses for which an OTTI was previously recognized	0	0	0
Credit losses for which an OTTI was not previously recognized	0	0	0
Reductions for securities sold/matured	(0.1)	0	(0.1)
Change in recoveries of future cash flows expected to be collected[1,2]	(6.4)	0	(6.4)
Reductions for previously recognized credit impairments written-down to fair value[3]	0	0	0
Balance at December 31, 2014	$12.7	$0.4	$13.1

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Total
Balance at December 31, 2012	$27.1	$0.6	$27.7
Credit losses for which an OTTI was previously recognized	0.1	0	0.1
Credit losses for which an OTTI was not previously recognized	0	0	0
Reductions for securities sold/matured	0	0	0
Change in recoveries of future cash flows expected to be collected[1,2]	(7.8)	(0.2)	(8.0)
Reductions for previously recognized credit impairments written-down to fair value[3]	(0.2)	0	(0.2)
Balance at December 31, 2013	$19.2	$0.4	$19.6

App.-A-15

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Total
Balance at December 31, 2011	$34.5	$1.3	$35.8
Credit losses for which an OTTI was previously recognized	0.1	0	0.1
Credit losses for which an OTTI was not previously recognized	0.3	0	0.3
Reductions for securities sold/matured	0	(0.2)	(0.2)
Change in recoveries of future cash flows expected to be collected[1,2]	(3.8)	(0.2)	(4.0)
Reductions for previously recognized credit impairments written-down to fair value[3]	(4.0)	(0.3)	(4.3)
Balance at December 31, 2012	$27.1	$0.6	$27.7

1 Reflects expected recovery of prior period impairments that will be accreted into income over the remaining life of the security.
2 Includes $4.3 million, $2.6 million, and $1.4 million at December 31, 2014, 2013, and 2012, respectively, recognized in income in excess of the cash flows expected to be collected at the time of the write-downs.
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

App.-A-16

Net Realized Gains (Losses)  The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2014	2013	2012
Gross realized gains on security sales
Fixed maturities:
U.S. government obligations	$24.0	$8.5	$20.2
State and local government obligations	9.3	7.7	15.0
Corporate and other debt securities	37.2	47.7	58.1
Residential mortgage-backed securities	2.7	3.0	1.2
Commercial mortgage-backed securities	17.0	10.0	19.3
Other asset-backed securities	0	0	0.9
Redeemable preferred stocks	2.7	0	0.7
Total fixed maturities	92.9	76.9	115.4
Equity securities:
Nonredeemable preferred stocks	90.0	126.3	78.2
Common equities	107.3	68.6	167.0
Subtotal gross realized gains on security sales	290.2	271.8	360.6
Gross realized losses on security sales
Fixed maturities:
U.S. government obligations	(7.6)	(3.7)	(1.9)
State and local government obligations	(0.5)	0	0
Corporate and other debt securities	(2.8)	(6.2)	(0.6)
Residential mortgage-backed securities	(0.2)	0	0
Commercial mortgage-backed securities	(8.3)	(1.8)	0
Redeemable preferred stocks	(3.2)	(0.1)	(0.4)
Total fixed maturities	(22.6)	(11.8)	(2.9)
Equity securities:
Nonredeemable preferred stocks	0	(0.1)	(1.1)
Common equities	(7.3)	(0.6)	(27.1)
Subtotal gross realized losses on security sales	(29.9)	(12.5)	(31.1)
Net realized gains (losses) on security sales
Fixed maturities:
U.S. government obligations	16.4	4.8	18.3
State and local government obligations	8.8	7.7	15.0
Corporate and other debt securities	34.4	41.5	57.5
Residential mortgage-backed securities	2.5	3.0	1.2
Commercial mortgage-backed securities	8.7	8.2	19.3
Other asset-backed securities	0	0	0.9
Redeemable preferred stocks	(0.5)	(0.1)	0.3
Total fixed maturities	70.3	65.1	112.5
Equity securities:
Nonredeemable preferred stocks	90.0	126.2	77.1
Common equities	100.0	68.0	139.9
Subtotal net realized gains (losses) on security sales	260.3	259.3	329.5
Other-than-temporary impairment losses
Fixed maturities:
Residential mortgage-backed securities	0	(0.6)	(1.6)
Commercial mortgage-backed securities	0	0	(0.1)
Total fixed maturities	0	(0.6)	(1.7)
Equity securities:
Common equities	(7.2)	(5.5)	(1.8)
Subtotal other-than-temporary impairment losses	(7.2)	(6.1)	(3.5)
Other gains (losses)
Hybrid securities	30.5	6.4	14.3
Derivative instruments	(64.1)	56.6	(43.1)
Litigation settlements	4.7	2.2	9.6
Subtotal other gains (losses)	(28.9)	65.2	(19.2)
Total net realized gains (losses) on securities	$224.2	$318.4	$306.8

Gross realized gains and losses were predominantly the result of sales transactions in our fixed-income portfolio related to movements in credit spreads and interest rates and sales from our equity-indexed portfolio. In addition, gains and losses reflect recoveries from litigation settlements and holding period valuation changes on hybrids and derivatives. Also included are write-downs for securities determined to be other-than-temporarily impaired in our fixed-maturity and/or equity portfolios.

App.-A-17

Net Investment Income  The components of net investment income for the years ended December 31, were:

(millions)	2014	2013	2012
Fixed maturities:
U.S. government obligations	$46.2	$50.2	$49.8
State and local government obligations	50.1	48.0	51.1
Foreign government obligations	0.4	0.2	0
Corporate debt securities	82.1	98.8	107.5
Residential mortgage-backed securities	44.9	28.1	16.1
Commercial mortgage-backed securities	66.0	74.8	82.2
Other asset-backed securities	16.7	16.7	20.3
Redeemable preferred stocks	15.5	21.2	24.2
Total fixed maturities	321.9	338.0	351.2
Equity securities:
Nonredeemable preferred stocks	38.6	36.2	43.8
Common equities	46.6	45.8	44.9
Short-term investments	1.3	2.0	3.1
Investment income	408.4	422.0	443.0
Investment expenses	(18.9)	(18.8)	(15.4)
Net investment income	$389.5	$403.2	$427.6

The decrease in our investment income during 2014 was due in part to an increase in short-term investments held and lower yields on securities purchased during the year.
Trading Securities  At December 31, 2014 and 2013, we did not hold any trading securities and we did not have any net realized gains (losses) on trading securities for the years ended December 31, 2014, 2013, and 2012.
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

App.-A-18

The following table shows the status of our derivative instruments at December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013, and 2012:

(millions)					Balance Sheet[2]			Comprehensive Income Statement
	Notional Value[1]					Assets (Liabilities) Fair Value		Pretax Net Realized Gains (Losses)
								Years ended
	December 31,					December 31,		December 31,
Derivatives designated as:	2014	2013	2012	Purpose	Classification	2014	2013	2014	2013	2012
Hedging instruments
Closed:
Ineffective cash flow hedge	$44	$54	$31	Manage interest rate risk	NA	$0	$0	$0.5	$0.8	$0.6
Non-hedging instruments
Assets:
Interest rate swaps	750	750	0	Manage portfolio duration	Investments - fixed maturities	15.8	68.1	(64.6)	59.8	0
Liabilities:
Interest rate swaps	0	0	1,263	Manage portfolio duration	Other liabilities	0	0	0	0	(42.7)
Closed:
Interest rate swaps	0	1,263	0	Manage portfolio duration	NA	0	0	0	(4.0)	0
Corporate credit default swaps	0	0	25	Manage credit risk	NA	0	0	0	0	(1.0)
Total	NA	NA	NA			$15.8	$68.1	$(64.1)	$56.6	$(43.1)

NA = Not Applicable
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

CASH FLOW HEDGES
In April 2014, upon issuance of $350 million of 4.35% Senior Notes due 2044 (the “4.35% Senior Notes”), we closed a forecasted debt issuance hedge, which was entered into to hedge against a possible rise in interest rates, and recognized a $1.6 million pretax loss as part of accumulated other comprehensive income (loss); the loss will be recognized as an adjustment to interest expense and amortized over the life of the 4.35% Senior Notes.

Our ineffective cash flow hedge, which is reflected in the table above, resulted from the repurchase of a portion of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 during each of the last three years, and we reclassified the unrealized gain on forecasted transactions to net realized gains on securities.

During 2014, we recognized $2.0 million as a net decrease to interest expense on our closed debt issuance cash flow hedges, compared to $2.1 million during both 2013 and 2012.

See Note 4 – Debt for further discussion.

App.-A-19

INTEREST RATE SWAPS
We use interest rate swap contracts primarily to manage the fixed-income portfolio duration. At December 31, 2014, 2013, and 2012, we held interest rate swap positions for which we are paying a fixed rate and receiving a variable rate, effectively shortening the duration of our fixed-income portfolio. On the open positions, since inception, interest rates have increased; however, as interest rates fell during 2014, our fair value gain decreased by $52.3 million.

During 2013, we closed three interest rate swap positions including a 9-year interest rate swap position (opened in 2009) and two 5-year interest rate swap positions (opened in 2011); in each case, we were paying a fixed rate and receiving a variable rate, effectively shortening the duration of our fixed-income portfolio.

As of December 31, 2014 and 2013, the balance of the cash collateral that we had received from the applicable counterparty on our open positions was $16.1 million and $62.7 million, respectively. As of December 31, 2012, the balance of the cash collateral that we had delivered to the applicable counterparty on the then open positions was $105.0 million.
CORPORATE CREDIT DEFAULT SWAPS
We held no credit default swaps during 2014 or 2013. During 2012, we closed one position that was opened during 2008, on a corporate issuer within the financial services sector for which we bought credit default protection in the form of a credit default swap for a 5-year time horizon. We held this protection to reduce our exposure to additional valuation declines on a preferred stock position of the same issuer.
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

App.-A-20

The composition of the investment portfolio by major security type was:

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2014
Fixed maturities:
U.S. government obligations	$2,667.1	$0	$0	$2,667.1	$2,641.1
State and local government obligations	0	2,139.2	0	2,139.2	2,095.7
Foreign government obligations	14.2	0	0	14.2	14.2
Corporate debt securities	0	2,836.7	0	2,836.7	2,813.9
Subtotal	2,681.3	4,975.9	0	7,657.2	7,564.9
Asset-backed securities:
Residential mortgage-backed	0	1,658.5	0	1,658.5	1,635.5
Commercial mortgage-backed	0	2,304.0	11.6	2,315.6	2,278.7
Other asset-backed	0	1,638.7	0	1,638.7	1,634.9
Subtotal asset-backed securities	0	5,601.2	11.6	5,612.8	5,549.1
Redeemable preferred stocks:
Financials	0	97.9	0	97.9	77.3
Utilities	0	65.3	0	65.3	65.0
Industrials	0	116.0	0	116.0	117.9
Subtotal redeemable preferred stocks	0	279.2	0	279.2	260.2
Total fixed maturities	2,681.3	10,856.3	11.6	13,549.2	13,374.2
Equity securities:
Nonredeemable preferred stocks:
Financials	204.1	554.1	69.3	827.5	590.4
Utilities	0	0	0	0	0
Subtotal nonredeemable preferred stocks	204.1	554.1	69.3	827.5	590.4
Common equities:
Common stocks	2,491.9	0	0	2,491.9	1,288.8
Other risk investments	0	0	0.4	0.4	0.4
Subtotal common equities	2,491.9	0	0.4	2,492.3	1,289.2
Total fixed maturities and equity securities	5,377.3	11,410.4	81.3	16,869.0	15,253.8
Short-term investments	1,937.0	212.0	0	2,149.0	2,149.0
Total portfolio	$7,314.3	$11,622.4	$81.3	$19,018.0	$17,402.8
Debt	$0	$2,527.5	$0	$2,527.5	$2,164.7

App.-A-21

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2013
Fixed maturities:
U.S. government obligations	$3,662.2	$0	$0	$3,662.2	$3,630.4
State and local government obligations	0	2,256.0	0	2,256.0	2,247.3
Foreign government obligations	15.6	0	0	15.6	15.6
Corporate debt securities	0	2,926.6	0	2,926.6	2,885.0
Subtotal	3,677.8	5,182.6	0	8,860.4	8,778.3
Asset-backed securities:
Residential mortgage-backed	0	1,127.7	0.2	1,127.9	1,110.1
Commercial mortgage-backed	0	2,131.5	29.0	2,160.5	2,154.4
Other asset-backed	0	1,077.7	0	1,077.7	1,073.0
Subtotal asset-backed securities	0	4,336.9	29.2	4,366.1	4,337.5
Redeemable preferred stocks:
Financials	0	102.8	0	102.8	84.2
Utilities	0	65.6	0	65.6	64.9
Industrials	0	145.5	0	145.5	150.4
Subtotal redeemable preferred stocks	0	313.9	0	313.9	299.5
Total fixed maturities	3,677.8	9,833.4	29.2	13,540.4	13,415.3
Equity securities:
Nonredeemable preferred stocks:
Financials	240.8	414.6	39.0	694.4	431.5
Utilities	0	16.8	0	16.8	14.2
Subtotal nonredeemable preferred stocks	240.8	431.4	39.0	711.2	445.7
Common equities:
Common stocks	2,530.0	0	0	2,530.0	1,450.6
Other risk investments	0	0	0.5	0.5	0.5
Subtotal common equities	2,530.0	0	0.5	2,530.5	1,451.1
Total fixed maturities and equity securities	6,448.6	10,264.8	68.7	16,782.1	15,312.1
Short-term investments	987.8	284.8	0	1,272.6	1,272.6
Total portfolio	$7,436.4	$10,549.6	$68.7	$18,054.7	$16,584.7
Debt	$0	$2,073.7	$0	$2,073.7	$1,860.9
Our portfolio valuations classified as either Level 1 or Level 2 in the above tables are priced exclusively by external sources, including: pricing vendors, dealers/market makers, and exchange-quoted prices. During 2014, we had two nonredeemable preferred stocks with a value of $41.7 million that were transferred from Level 2 to Level 1 due to the availability of a consistent exchange price. During 2013, we did not have any securities that were transferred between Level 1 and Level 2. We recognize transfers between levels at the end of the reporting period.

Our short-term security holdings classified as Level 1 are highly liquid, actively marketed, and have a very short duration, primarily 30 days or less to redemption. These securities are held at their original cost, adjusted for any accretion of discount, since that value very closely approximates what an active market participant would be willing to pay for such securities. The remainder of our short-term securities are classified as Level 2 and are not priced externally since these securities continually trade at par value. These securities are classified as Level 2 since they are primarily longer-dated auction securities issued by municipalities that contain a redemption put feature back to the auction pool with a redemption period typically less than seven days. The auction pool is created by a liquidity provider and if the auction is not available at the end of the seven days, we have the right to put the security back to the issuer at par.

App.-A-22

At December 31, 2014, vendor-quoted prices represented 50% of our Level 1 classifications (excluding short-term investments), compared to 56% at December 31, 2013. The securities quoted by vendors in Level 1 primarily represent our holdings in U.S. Treasury Notes, which are frequently traded and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on active exchanges. The year-over-year decline in vendor-quoted Level 1 prices was due to a reduction of U.S. Treasury Notes with the funds deployed primarily to short-term investments.
At December 31, 2014, vendor-quoted prices comprised 97% of our Level 2 classifications (excluding short-term investments), while dealer-quoted prices represented 3%, compared to 98% and 2% at December 31, 2013, respectively. In our process for selecting a source (e.g., dealer, pricing service) to provide pricing for securities in our portfolio, we reviewed documentation from the sources that detailed the pricing techniques and methodologies used by these sources and determined if their policies adequately considered market activity, either based on specific transactions for the particular security type or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. Once a source is chosen, we continue to monitor any changes or modifications to their processes by reviewing their documentation on internal controls for pricing and market reviews. We review quality control measures of our sources as they become available to determine if any significant changes have occurred from period to period that might indicate issues or concerns regarding their evaluation or market coverage.

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

To allow us to determine if our initial source is providing a price that is outside of a reasonable range, we review our portfolio pricing on a weekly basis. We frequently challenge prices from our sources when a price provided does not match our expectations based on our evaluation of market trends and activity. Initially, we perform a review of our portfolio by sector to identify securities whose prices appear outside of a reasonable range. We then perform a more detailed review of fair values for securities disclosed as Level 2. We review dealer bids and quotes for these and/or similar securities to determine the market level context for our valuations. We then evaluate inputs relevant for each class of securities disclosed in the preceding hierarchy tables.
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

App.-A-23

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
This analysis provides us with additional comfort regarding the source’s process, the quality of its review, and its willingness to improve its analysis based on feedback from clients. We believe this effort helps ensure that we are reporting the most representative fair values for our securities.
Except as described below, our Level 3 securities are also priced externally; however, due to several factors (e.g., nature of the securities, level of activity, and lack of similar securities trading to obtain observable market level inputs), these valuations are more subjective in nature. Certain private equity investments and fixed-income investments included in the Level 3 category are valued using external pricing supplemented by internal review and analysis.
After all the valuations are received and our review is complete, if the inputs used by vendors are determined to not contain sufficient observable market information, we will reclassify the affected security valuations to Level 3. At December 31, 2014 and 2013, securities in our fixed-maturity portfolio listed as Level 3 were comprised substantially of securities that were either: (i) private placement deals, (ii) thinly held and/or traded securities, or (iii) non-investment-grade securities with little liquidity. Based on these factors, it was difficult to independently verify observable market inputs that were used to generate the external valuations we received. Despite the lack of sufficient observable market information for our Level 3 securities, we believe the valuations received in conjunction with our procedures for evaluating third-party prices support the fair values reported in the financial statements.
At December 31, 2014, we had one private preferred equity security (in ARX Holding Corp.) with a value of $69.3 million that was priced internally. The same security had a value of $39.0 million at December 31, 2013. The increase in value is due to a higher price to book ratio multiple included in the terms of the stock purchase agreement we entered into during December 2014 to purchase a majority interest in ARX Holding Corp. This was the only internally-priced security in the portfolio at December 31, 2014 and 2013.
We review the prices from our external sources for reasonableness using internally developed assumptions to derive prices for the securities, which are then compared to the prices we received. Based on our review, all the prices received from external sources remain unadjusted.

App.-A-24

The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2014 and 2013:

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2013	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)[1]	Fair Value at Dec. 31, 2014
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$0.2	$0	$0	$(0.1)	$0.1	$(0.2)	$0	$0
Commercial mortgage-backed	29.0	(3.6)	0	0	0	(0.2)	(13.6)	11.6
Total fixed maturities	29.2	(3.6)	0	(0.1)	0.1	(0.4)	(13.6)	11.6
Equity securities:
Nonredeemable preferred stocks:
Financials[2]	39.0	0	0	0	0	30.3	0	69.3
Common equities:
Other risk investments	0.5	(0.1)	0	0	0	0	0	0.4
Total Level 3 securities	$68.7	$(3.7)	$0	$(0.1)	$0.1	$29.9	$(13.6)	$81.3

1 The $13.6 million was transferred out of Level 3 and into Level 2 due to an improvement in the security's underlying collateral and an increase in liquidity and market activity in comparable securities.
2 The $30.3 million represents a net holding period gain on our investment in ARX Holding Corp., which is reflected in net realized gains (losses) on securities in the comprehensive income statement.

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2012	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)[1]	Fair Value at Dec. 31, 2013
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$45.5	$(28.6)	$125.1	$0	$0	$(0.4)	$(141.4)	$0.2
Commercial mortgage-backed	25.3	(3.4)	0	0	0	7.1	0	29.0
Total fixed maturities	70.8	(32.0)	125.1	0	0	6.7	(141.4)	29.2
Equity securities:
Nonredeemable preferred stocks:
Financials[2]	31.9	0	0	0	0	7.1	0	39.0
Common equities:
Other risk investments	12.0	(0.5)	0.3	(2.4)	(36.0)	27.1	0	0.5
Total Level 3 securities	$114.7	$(32.5)	$125.4	$(2.4)	$(36.0)	$40.9	$(141.4)	$68.7

1 The $141.4 million was transferred out of Level 3 and into Level 2 due to an increase in liquidity and trading volume in the market.
2 The $7.1 million represents a net holding period gain on our investment in ARX Holding Corp., which is reflected in net realized gains (losses) on securities in the comprehensive income statement.

App.-A-25

The following table provides a summary of the quantitative information about Level 3 fair value measurements for our applicable securities at December 31:

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2014	Valuation Technique	Unobservable Input	Unobservable Input Assumption
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$0	NA	NA	NA
Commercial mortgage-backed	11.6	External vendor	Prepayment rate[1]	0
Total fixed maturities	11.6
Equity securities:
Nonredeemable preferred stocks:
Financials	69.3	Multiple of tangible net book value	Price to book ratio multiple	2.6
Subtotal Level 3 securities	80.9
Third-party pricing exemption securities[2]	0.4
Total Level 3 securities	$81.3

NA= Not Applicable since we did not hold any residential mortgage-backed Level 3 securities at December 31, 2014.
1 Assumes that one security has 0% of the principal amount of the underlying loans that will be paid off prematurely in each year.
2 The fair values for these securities were obtained from non-binding external sources where unobservable inputs are not reasonably available to us.

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2013	Valuation Technique	Unobservable Input	Unobservable Input Assumption
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$0.2	External vendor	Prepayment rate[1]	0
Commercial mortgage-backed	29.0	External vendor	Prepayment rate[2]	0
Total fixed maturities	29.2
Equity securities:
Nonredeemable preferred stocks:
Financials	39.0	Multiple of tangible net book value	Price to book ratio multiple	1.9
Subtotal Level 3 securities	68.2
Third-party pricing exemption securities[3]	0.5
Total Level 3 securities	$68.7

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
Due to the relative size of the securities’ fair values compared to the total portfolio’s fair value, any changes in pricing methodology would not have a significant change in valuation that would materially impact net and comprehensive income. During the years ended December 31, 2014 and 2013, there were no material assets or liabilities measured at fair value on a nonrecurring basis.

App.-A-26

4.  DEBT
Debt at December 31 consisted of:

	2014		2013
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
3.75% Senior Notes due 2021 (issued: $500.0, August 2011)	$497.8	$535.6	$497.6	$509.1
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	295.5	400.6	295.3	359.6
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	394.8	527.9	394.6	473.7
4.35% Senior Notes due 2044 (issued: $350.0, April 2014)	346.3	378.9	0	0
6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (issued: $1,000.0, June 2007; outstanding: $632.8 and $677.1)	630.3	684.5	673.4	731.3
Total	$2,164.7	$2,527.5	$1,860.9	$2,073.7
All of the outstanding debt was issued by The Progressive Corporation. Debt includes amounts we have borrowed and contributed to the capital of our insurance subsidiaries or used, or have available for use, for other business purposes. Fair values are obtained from external sources. There are no restrictive financial covenants or credit rating triggers on our debt.
Interest on all debt is payable semiannually at the stated rates. However, the 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “6.70% Debentures”) will only bear interest at this fixed annual rate through, but excluding, June 15, 2017. Thereafter, the 6.70% Debentures will bear interest at an annual rate equal to the three-month LIBOR plus 2.0175%, and interest will be payable quarterly until the 6.70% Debentures are redeemed or retired.
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
In April 2014, we issued $350 million of 4.35% Senior Notes due 2044 (the “4.35% Senior Notes”).  We received proceeds of $346.3 million, after deducting underwriter’s discounts and commissions. In addition, we incurred expenses of approximately $0.7 million related to the issuance.  Upon issuance of the 4.35% Senior Notes, we closed a forecasted debt issuance hedge, which was entered into to hedge against a possible rise in interest rates, and recognized a $1.6 million pretax loss as part of accumulated other comprehensive income (loss); the loss will be recognized as an adjustment to interest expense and amortized over the life of the 4.35% Senior Notes.
We retired the entire $150 million of our 7% Notes at maturity in October 2013. The 3.75% Senior Notes, the 6 5/8% Senior Notes, the 6.25% Senior Notes, and the 4.35% Senior Notes (collectively, “Senior Notes”) may be redeemed in whole or in part at any time, at our option, subject to a “make-whole” provision. The 6.70% Debentures may be redeemed, in whole or in part, at any time: (a) prior to June 15, 2017, at a redemption price equal to the greater of (i) 100% of the principal amount of the 6.70% Debentures being redeemed, or (ii) a “make-whole” amount, in each case plus any accrued and unpaid interest; or (b) on or after June 15, 2017, at a redemption price equal to 100% of the principal amount of the 6.70% Debentures being redeemed, plus any accrued and unpaid interest.
During 2014 and 2013, we repurchased, in the open market, $44.3 million and $54.1 million, respectively, in aggregate principal amount of our 6.70% Debentures. Since the amount paid exceeded the carrying value of the debt we repurchased, we recognized losses on these extinguishments of $4.8 million and $4.3 million for 2014 and 2013, respectively.

App.-A-27

Prior to issuance of each of the Senior Notes and 6.70% Debentures, we entered into forecasted debt issuance hedges against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed and we recognized unrealized gains (losses) as part of accumulated other comprehensive income. The original unrealized gain (loss) at the time of each debt issuance and the unamortized balance at December 31, 2014, on a pretax basis, of these hedges, were as follows:

(millions)	Unrealized Gain (Loss) at Debt Issuance	Unamortized Balance at December 31, 2014
3.75% Senior Notes	$(5.1)	$(3.6)
6 5/8% Senior Notes	(4.2)	(3.2)
6.25% Senior Notes	5.1	4.0
4.35% Senior Notes	(1.6)	(1.6)
6.70% Debentures	34.4	6.6
The gains (losses) on these hedges are deferred and are being amortized as adjustments to interest expense over the life of the related Senior Notes, and over the 10-year fixed interest rate term for the 6.70% Debentures. In addition to this amortization, during 2014 and 2013, we reclassified $0.5 million and $0.8 million, respectively, on a pretax basis, from accumulated other comprehensive income on the balance sheet to net realized gains on securities on the comprehensive income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the portion of the 6.70% Debentures repurchased during the periods.
In March 2014, we renewed the unsecured, discretionary line of credit (the "Line of Credit") with PNC Bank, National Association (PNC) in the maximum principal amount of $100 million. The prior line of credit, entered into in March 2013, has expired. The Line of Credit is on substantially the same terms and conditions as the prior line of credit. Subject to the terms and conditions of the Line of Credit documents, advances under the Line of Credit (if any) will bear interest at a variable rate equal to the higher of PNC's Prime Rate or the sum of the Federal Funds Open Rate plus 50 basis points. Each advance must be repaid on the 30th day after the advance or, if earlier, on March 25, 2015, the expiration date of the Line of Credit. Prepayments are permitted without penalty. All advances under the Line of Credit are subject to PNC's discretion. We had no borrowings under the Line of Credit or the prior line of credit in 2014 or 2013.

Aggregate required principal payments on debt outstanding are as follows:

(millions)
Year	Payments
2015	$0
2016	0
2017	0
2018	0
2019	0
Thereafter	2,182.8
Total	$2,182.8

5.  INCOME TAXES
The components of our income tax provision were as follows:

(millions)	2014	2013	2012
Current tax provision	$594.4	$460.2	$424.8
Deferred tax expense (benefit)	32.0	94.4	(9.4)
Total income tax provision	$626.4	$554.6	$415.4

App.-A-28

The provision for income taxes in the accompanying consolidated statements of comprehensive income differed from the statutory rate as follows:

($ in millions)	2014		2013		2012
Income before income taxes	$1,907.4		$1,720.0		$1,317.7
Tax at statutory rate	$667.6	35%	$602.0	35%	$461.2	35%
Tax effect of:
Dividends received deduction	(18.3)	(1)	(17.6)	(1)	(18.2)	(1)
Exempt interest income	(13.8)	(1)	(13.1)	(1)	(14.7)	(1)
Tax-deductible dividends	(6.5)	0	(13.6)	(1)	(11.9)	(1)
Tax credits	(2.2)	0	(2.3)	0	0	0
Other items, net	(0.4)	0	(0.8)	0	(1.0)	0
Total income tax provision	$626.4	33%	$554.6	32%	$415.4	32%
Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2014 and 2013, the components of the net deferred tax asset (liability) were as follows:

(millions)	2014	2013
Deferred tax assets:
Unearned premiums reserve	$378.8	$361.0
Investment basis differences	60.6	94.8
Non-deductible accruals	208.0	200.7
Loss and loss adjustment expense reserves	76.9	92.0
Other	7.5	14.7
Deferred tax liabilities:
Net unrealized gains on securities	(550.3)	(509.9)
Hedges on forecasted transactions	(0.8)	(2.2)
Deferred acquisition costs	(160.0)	(156.7)
Property and equipment	(100.9)	(99.6)
Prepaid expenses	(11.4)	(14.4)
Deferred gain on extinguishment of debt	(3.0)	(4.8)
Other	(4.3)	(4.0)
Net deferred tax liability	$(98.9)	$(28.4)

Although realization of the deferred tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2014 or 2013.
At December 31, 2014, we had $49.4 million of net taxes payable (included in other liabilities on the balance sheet), compared to net taxes recoverable of $17.1 million at December 31, 2013 (included in other assets on the balance sheet).
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
All federal income tax years prior to 2011 are closed. The IRS exams for 2011-2013 have been completed; therefore, we consider these years to be effectively settled.
We recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. We have not recorded any unrecognized tax benefits, or any related interest and penalties, as of December 31, 2014 and 2013. For the year ended December 31, 2013, $0.2 million of interest benefit has been recorded in the tax provision. For the years ended December 31, 2014 and 2012, no interest expense or benefit has been recorded in the tax provision.

App.-A-29

6.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
Activity in the loss and loss adjustment expense reserves is summarized as follows:

(millions)	2014	2013	2012
Balance at January 1	$8,479.7	$7,838.4	$7,245.8
Less reinsurance recoverables on unpaid losses	1,045.9	862.1	785.7
Net balance at January 1	7,433.8	6,976.3	6,460.1
Incurred related to:
Current year	13,330.3	12,427.3	11,926.0
Prior years	(24.1)	45.1	22.0
Total incurred	13,306.2	12,472.4	11,948.0
Paid related to:
Current year	8,831.5	8,095.0	7,895.3
Prior years	4,237.0	3,919.9	3,536.5
Total paid	13,068.5	12,014.9	11,431.8
Net balance at December 31	7,671.5	7,433.8	6,976.3
Plus reinsurance recoverables on unpaid losses	1,185.9	1,045.9	862.1
Balance at December 31	$8,857.4	$8,479.7	$7,838.4

We experienced favorable reserve development of $24.1 million in 2014, compared to unfavorable reserve development of $45.1 million and $22.0 million in 2013 and 2012, respectively, which is reflected as “Incurred related to prior years” in the table above.

2014
•The favorable prior year reserve development was primarily attributable to accident year 2010.

•
Favorable reserve development in our Commercial Lines business was partially offset by unfavorable development in our Agency auto business. Our Direct auto business experienced slightly favorable development.

•	The favorable reserve development in our Commercial Lines business was primarily related to favorable case reserve development on our high limit policies.

•	In Agency auto, the unfavorable development was primarily attributable to personal injury protection (PIP)loss reserves and to the adjusting and other loss adjustment expense reserves.
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

•	Lower than anticipated severity costs on case reserves were the primary contributor to the favorable development in our Direct auto business.

•	In our Commercial Lines business, we experienced unfavorable development due to higher frequency and severity on late emerging claims primarily in our bodily injury coverage for our truck business.

•
In our other businesses, we experienced unfavorable development primarily due to reserve increases in our run-off professional liability group business based on internal actuarial reviews of our claims history.

App.-A-30

2012

•
The unfavorable prior year reserve development was primarily attributable to accident year 2011 and, to a lesser extent, accident year 2010. The aggregate reserve development for accident years 2009 and prior was favorable. Despite overall unfavorable reserve development, we did experience favorable reserve adjustments, primarily in our loss adjustment expenses and our personal auto bodily injury reserves for accident years 2009 and 2008.

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

7.  REINSURANCE
The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

	2014		2013		2012
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$18,914.8	$18,648.4	$17,562.8	$17,317.9	$16,558.8	$16,207.6
Ceded	(260.2)	(249.9)	(223.1)	(214.5)	(186.1)	(189.6)
Net premiums	$18,654.6	$18,398.5	$17,339.7	$17,103.4	$16,372.7	$16,018.0
Our ceded premiums consist of “State Plans” and “Non-State Plans.” State Plans include: (i) amounts ceded to state-provided reinsurance facilities, including the Michigan Catastrophic Claims Association (MCCA) and the North Carolina Reinsurance Facility (NCRF), and (ii) state-mandated involuntary Commercial Auto Insurance Procedures/Plans (CAIP). Collectively, the State Plans accounted for 97%, 97%, and 98% of our ceded premiums for the years ended December 31, 2014, 2013, and 2012, respectively; the MCCA and NCRF together accounted for 75%, 77%, and 80% of the ceded premiums for these same time periods.
Losses and loss adjustment expenses were net of reinsurance ceded of $322.7 million in 2014, $347.0 million in 2013, and $230.7 million in 2012.

App.-A-31

Our prepaid reinsurance premiums and reinsurance recoverables were comprised of the following at December 31:

	Prepaid Reinsurance Premiums				Reinsurance Recoverables
($ in millions)	2014		2013		2014		2013
MCCA	$32.8	38%	$29.5	40%	$1,018.8	83%	$875.9	80%
CAIP	26.5	31	21.1	28	110.1	9	79.3	7
NCRF	21.9	26	20.5	27	51.1	4	50.1	5
State Plans	81.2	95	71.1	95	1,180.0	96	1,005.3	92
Non-State Plans	4.1	5	3.8	5	51.9	4	84.9	8
Total	$85.3	100%	$74.9	100%	$1,231.9	100%	$1,090.2	100%
Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to Progressive. Since substantially all of our reinsurance is through State Plans, our exposure to losses from their failure is minimal, since the plans are funded by mechanisms supported by the insurance companies in the state. We evaluate the financial condition of our other reinsurers and monitor concentrations of credit risk to minimize our exposure to significant losses from reinsurer insolvencies.
8.  STATUTORY FINANCIAL INFORMATION
Consolidated statutory surplus was $6,442.8 million and $5,991.0 million at December 31, 2014 and 2013, respectively. Statutory net income was $1,289.5 million, $1,086.3 million, and $808.3 million for the years ended December 31, 2014, 2013, and 2012, respectively.
At December 31, 2014, $549.2 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliate that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.
During 2014, the insurance subsidiaries paid aggregate cash dividends of $1,000.2 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $1,346.5 million in 2015 without prior approval from regulatory authorities, provided the dividend payments are not made within 12 months of previous dividends paid by the applicable subsidiary.

9.  EMPLOYEE BENEFIT PLANS
Retirement Plans  Progressive has a defined contribution pension plan (401(k) Plan) that covers most employees who are United States residents and have been employed with the company for at least 30 days. Under this plan, Progressive matches up to a maximum of 6% of an employee’s eligible compensation contributed to the plan. Employee and company matching contributions are invested, at the direction of the employee, in a number of investment options available under the plan, including various mutual funds, a self-directed brokerage option, and a Progressive common stock fund. The Progressive common stock fund is an employee stock ownership program (ESOP) within the 401(k) Plan. At December 31, 2014, the ESOP held 26.2 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash at the election of the participant and the related tax benefit is recorded as part of our tax provision.
Matching contributions made by the company for the 401(k) Plan were $74.8 million, $69.9 million, and $66.5 million for the years ended December 31, 2014, 2013, and 2012, respectively.
Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements, and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $22.5 million and $24.0 million at December 31, 2014 and 2013, respectively.

App.-A-32

Postretirement Benefits  We provide postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. There are approximately 115 people who are eligible for these postretirement benefits. Our funding policy for these benefits is to contribute annually, to a 501(c)(9) trust, the maximum amount that can be deducted for federal income tax purposes.
Incentive Compensation Plans – Employees  Our incentive compensation programs include both non-equity incentive plans (cash) and equity incentive plans. Cash incentive compensation includes a cash bonus program for a limited number of senior executives and our Gainsharing program for other employees; the structures of these programs are similar in nature. Equity incentive compensation plans provide for the granting of restricted stock awards and restricted stock unit awards (collectively, “restricted equity awards”) to key members of management. The amounts charged to income for the incentive compensation plans for the years ended December 31, were:

	2014		2013		2012
(millions)	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Cash	$266.2	$173.0	$234.5	$152.4	$207.0	$134.6
Equity	51.4	33.4	64.9	42.2	63.4	41.2

Our 2003 Incentive Plan has expired, and no new awards may be made under this plan; however, awards granted prior to the plan’s expiration remain outstanding. Our 2010 Equity Incentive Plan, which provides for the granting of equity-based compensation to officers and other key employees, originally authorized 18.0 million shares.

We have issued restricted equity awards since 2003. In March 2010, we began issuing restricted stock units in lieu of restricted stock as the form of our equity awards. The restricted equity awards are issued as either time-based or performance-based awards. The time-based awards vest in equal installments upon the lapse of specified periods of time, typically three, four, and five years. All restricted stock units are settled at or after vesting in Progressive common shares from existing treasury shares on a one-to-one basis.
The performance-based awards were granted to our Chief Executive Officer as his sole equity award in each of the last five years, and to approximately 45 other executives and senior managers in addition to their time-based awards, to provide additional incentive to achieve pre-established profitability and growth targets. Vesting of these awards is contingent upon the achievement of predetermined performance goals within specified time periods. The targets for the performance-based awards, as well as the number of units that ultimately may vest, vary by grant. All performance-based awards include a specified number of shares or units that will be issued if performance meets a specified target. For awards granted in 2013 and 2014, performance-based awards based on insurance operating results may vest between 0% to 250% of target depending on the results achieved. The performance-based awards based on insurance operating results granted in 2010 through 2012, and all performance awards based on investment results, may vest from 0% to 200% of the target amount depending on the results achieved. Outstanding performance-based awards made prior to March 2009 will either vest or be forfeited in full (i.e., no partial vesting), and if performance goals are not achieved within the contractual term, the awards will expire. For awards granted prior to 2009, the maximum contractual term is ten years from the grant date, and for awards granted in or after 2009, the maximum contractual term is 5 years from the date of grant.

Generally, time-based and performance-based equity awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant. Performance-based equity awards that contain variable vesting criteria are expensed based on management’s expectation of the percentage of the award, if any, that will ultimately vest. These estimates can change periodically throughout the measurement period.

App.-A-33

A summary of all employee restricted equity award activity during the years ended December 31, follows:

	2014		2013		2012
Restricted Equity Awards	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value
Beginning of year	9,918,575	$20.13	11,625,981	$17.80	12,296,847	$16.86
Add (deduct):
Granted[2]	3,542,984	19.32	2,738,809	22.73	2,680,229	19.11
Vested	(4,228,673)	16.99	(4,293,605)	15.54	(3,188,111)	15.23
Forfeited	(181,322)	20.75	(152,610)	18.28	(162,984)	17.93
End of year[3,4]	9,051,564	$21.27	9,918,575	$20.13	11,625,981	$17.80

1 Includes both restricted stock units and restricted stock. Upon vesting, all units will be converted on a one-for-one basis into Progressive common shares funded from existing treasury shares. All performance-based awards are included at their target amounts.
2 In 2010, we began reinvesting dividend equivalents on restricted stock units. For 2014, 2013, and 2012, the number of units "granted" shown in the table above includes 538,749, 161,077, and 440,029 of dividend equivalent units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair value of the original grant.
3 At December 31, 2014, the number of shares included 2,647,530 performance-based awards at their target amounts. We expect 2,208,731 of these performance-based awards to vest, based upon our current estimate of the likelihood of achieving these pre-determined performance goals.
4 At December 31, 2014, the total unrecognized compensation cost related to unvested equity awards was $70.5 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into the income statement over the weighted average vesting period of 2.3 years.
The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2014, 2013, and 2012, was $100.9 million, $91.8 million, and $57.7 million, respectively, based on the actual stock price on the vesting date. In 2014 and 2013, 340,949 and 272,617, respectively, of dividend equivalent units vested with no intrinsic value. In 2012, we also had 246,200 deferred liability awards vest with no intrinsic value since these awards were expensed based on the current market value at the end of each reporting period.
Incentive Compensation Plans – Directors  Our 2003 Directors Equity Incentive Plan, which provides for the granting of equity-based awards, including restricted stock awards, to non-employee directors of Progressive, originally authorized 1.4 million shares.
We currently grant restricted stock awards to our non-employee directors as their sole compensation for serving as members of the Board of Directors. The restricted stock awards are issued as time-based awards. The vesting period (i.e., requisite service period) must be a minimum of six months and one day. The time-based awards granted to date have typically included vesting periods of 11 months from the date of each grant. To the extent a director is newly appointed during the year, or a director's committee assignments change, the vesting period may be shorter, but always at least equal to six months, one day per the plan’s specifications. The restricted stock awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.

A summary of all directors’ restricted stock activity during the years ended December 31, follows:

	2014		2013		2012
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	93,254	$26.19	92,957	$21.41	94,106	$21.80
Add (deduct):
Granted	90,649	25.44	93,254	26.19	92,957	21.41
Vested	(93,254)	26.19	(92,957)	21.41	(94,106)	21.80
Forfeited	(9,070)	25.36	0	0	0	0
End of year	81,579	$25.45	93,254	$26.19	92,957	$21.41

App.-A-34

Prior to 2003, we granted nonqualified stock options as the equity component of the directors’ compensation. These options became exercisable at various dates not earlier than six months, and remain exercisable for up to ten years from the date of grant. All options granted had an exercise price equal to the market value of the common shares on the date of grant and, under the then applicable accounting guidance, no compensation expense was recorded. All option exercises were settled in Progressive common shares from existing treasury shares. All remaining 36,237 options outstanding under the 1998 Directors' Stock Option Plan were exercised during the year ended December 31, 2012.
The total pretax intrinsic value of options exercised, and the fair value of the restricted stock vested, during the years ended December 31, 2014, 2013, and 2012, was $2.2 million, $2.3 million, and $2.5 million, respectively, based on the actual stock price at time of exercise/vesting.
Deferred Compensation  We maintain The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan) that permits eligible executives to defer receipt of some or all of their annual bonuses and all of their annual equity awards. Deferred cash compensation is deemed invested in one or more investment funds, including common shares of Progressive, offered under the Deferral Plan and elected by the participant. All Deferral Plan distributions attributable to deferred cash compensation will be paid in cash.
For all equity awards granted in or after March 2005, and deferred pursuant to the Deferral Plan, the deferred amounts are deemed invested in our common shares and are ineligible for transfer to other investment funds in the Deferral Plan; distributions of these deferred awards will be made in our common shares. For all restricted stock awards granted prior to that date, the deferred amounts are eligible to be transferred to any of the investment funds in the Deferral Plan; distributions of these deferred awards will be made in cash. We reserved 11.1 million of our common shares for issuance under the Deferral Plan. An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan.
The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2014	2013
Progressive common shares[1]	$83.2	$57.1
Other investment funds[2]	123.9	113.1
Total	$207.1	$170.2
1 Includes 3.6 million and 2.5 million common shares as of December 31, 2014 and 2013, respectively, to be distributed in common shares.
2 Amount is included in other assets on the balance sheet.
10.  SEGMENT INFORMATION
We write personal auto and other specialty property-casualty insurance and provide related services throughout the United States. Our Personal Lines segment writes insurance for personal autos and recreational vehicles. The Personal Lines segment is comprised of both the Agency and Direct businesses. The Agency business includes business written by our network of more than 35,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (other insurance companies, financial institutions, and national agencies). The Direct business includes business written directly by us online, by phone, or on mobile devices. We also sell personal auto physical damage and property damage liability insurance via the Internet in Australia. For the years ended December 31, 2014, 2013, and 2012, net premiums earned on our Australian business were $17.1 million, $13.0 million, and $7.1 million, respectively.
Our Commercial Lines segment writes primary liability and physical damage insurance for automobiles and trucks owned and/or operated predominantly by small businesses in the business auto, for-hire transportation, contractor, for-hire specialty, tow, and for-hire livery markets. This segment is distributed through both the independent agency and direct channels.
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

App.-A-35

We evaluate profitability based on pretax underwriting profit (loss) for the Personal Lines and Commercial Lines segments and for the other indemnity businesses. Pretax underwriting profit (loss) is calculated as net premiums earned plus fees and other revenues, less: (i) losses and loss adjustment expenses; (ii) policy acquisition costs; and (iii) other underwriting expenses. Service business pretax profit (loss) is the difference between service business revenues and service business expenses.
Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We do not allocate assets or income taxes to operating segments. In addition, we do not separately identify depreciation and amortization expense by segment, and such allocation would be impractical. Companywide depreciation expense was $97.1 million in 2014, $101.3 million in 2013, and $94.4 million in 2012. The accounting policies of the operating segments are the same as those described in Note 1 - Reporting and Accounting Policies.

Following are the operating results for the years ended December 31:

	2014		2013		2012
(millions)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)
Personal Lines
Agency	$9,087.0	$683.0	$8,601.5	$542.9	$8,103.9	$338.9
Direct	7,474.0	423.4	6,740.1	473.9	6,264.2	289.5
Total Personal Lines[1]	16,561.0	1,106.4	15,341.6	1,016.8	14,368.1	628.4
Commercial Lines	1,837.5	315.8	1,761.6	114.1	1,649.0	86.3
Other indemnity	0	(11.9)	0.2	(10.8)	0.9	(5.8)
Total underwriting operations	18,398.5	1,410.3	17,103.4	1,120.1	16,018.0	708.9
Fees and other revenues[2]	309.1	NA	291.8	NA	281.8	NA
Service businesses	56.0	5.1	39.6	0.8	36.1	0
Investments[3]	632.6	613.7	740.4	721.6	749.8	734.4
Gains (losses) on extinguishment of debt	(4.8)	(4.8)	(4.3)	(4.3)	(1.8)	(1.8)
Interest expense	NA	(116.9)	NA	(118.2)	NA	(123.8)
Consolidated total	$19,391.4	$1,907.4	$18,170.9	$1,720.0	$17,083.9	$1,317.7

NA = Not Applicable
1 Personal auto insurance accounted for 92% of the total Personal Lines segment net premiums earned in 2014, compared to 91% in 2013 and 2012; insurance for our special lines products (e.g., motorcycles, ATVs, RVs, mobile homes, watercraft, and snowmobiles) accounted for the balance of the Personal Lines net premiums earned.
2 Pretax profit (loss) for fees and other revenues are allocated to operating segments.
3 Revenues represent recurring investment income and total net realized gains (losses) on securities; pretax profit is net of investment expenses.

App.-A-36

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

	2014		2013		2012
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines
Agency	7.5%	92.5	6.3%	93.7	4.2%	95.8
Direct	5.7	94.3	7.0	93.0	4.6	95.4
Total Personal Lines	6.7	93.3	6.6	93.4	4.4	95.6
Commercial Lines	17.2	82.8	6.5	93.5	5.2	94.8
Other indemnity[1]	NM	NM	NM	NM	NM	NM
Total underwriting operations	7.7	92.3	6.5	93.5	4.4	95.6

1 Underwriting margins/combined ratios are not meaningful (NM) for our other indemnity businesses due to the low level of premiums earned by, and the variability of loss costs in, such businesses.

11.  OTHER COMPREHENSIVE INCOME (LOSS)
The components of other comprehensive income (loss) for the years ended December 31, were as follows:

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income	Total tax (provision) benefit	After tax total accumulated other comprehensive income	Total net unrealized gains (losses) on securities	Net unrealized gains on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2013	$1,464.1	$(512.4)	$951.7	$947.0	$4.1	$0.6
Other comprehensive income (loss) before reclassifications:
Investment securities	362.1	(126.7)	235.4	235.4	0	0
Net non-credit related OTTI losses, adjusted for valuation changes	0	0	0	0	0	0
Forecasted transactions	(1.6)	0.6	(1.0)	0	(1.0)	0
Foreign currency translation adjustment	(1.3)	0.4	(0.9)	0	0	(0.9)
Total other comprehensive income (loss) before reclassifications	359.2	(125.7)	233.5	235.4	(1.0)	(0.9)
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(7.7)	2.7	(5.0)	(5.0)	0	0
Net realized gains (losses) on securities	255.0	(89.2)	165.8	165.5	0.3	0
Interest expense	2.0	(0.7)	1.3	0	1.3	0
Total reclassification adjustment for amounts realized in net income	249.3	(87.2)	162.1	160.5	1.6	0
Total other comprehensive income (loss)	109.9	(38.5)	71.4	74.9	(2.6)	(0.9)
Balance at December 31, 2014	$1,574.0	$(550.9)	$1,023.1	$1,021.9	$1.5	$(0.3)

App.-A-37

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income	Total tax (provision) benefit	After tax total accumulated other comprehensive income	Total net unrealized gains (losses) on securities	Net unrealized gains on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2012	$1,340.0	$(469.0)	$871.0	$862.7	$6.1	$2.2
Other comprehensive income (loss) before reclassifications:
Investment securities	368.2	(128.9)	239.3	239.3	0	0
Net non-credit related OTTI losses, adjusted for valuation changes	0.4	(0.1)	0.3	0.3	0	0
Forecasted transactions	0	0	0	0	0	0
Foreign currency translation adjustment	(2.5)	0.9	(1.6)	0	0	(1.6)
Total other comprehensive income (loss) before reclassifications	366.1	(128.1)	238.0	239.6	0	(1.6)
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(5.7)	2.0	(3.7)	(3.7)	0	0
Net realized gains (losses) on securities	245.5	(86.0)	159.5	159.0	0.5	0
Interest expense	2.2	(0.7)	1.5	0	1.5	0
Total reclassification adjustment for amounts realized in net income	242.0	(84.7)	157.3	155.3	2.0	0
Total other comprehensive income (loss)	124.1	(43.4)	80.7	84.3	(2.0)	(1.6)
Balance at December 31, 2013	$1,464.1	$(512.4)	$951.7	$947.0	$4.1	$0.6

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income	Total tax (provision) benefit	After tax total accumulated other comprehensive income	Total net unrealized gains (losses) on securities	Net unrealized gains on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2011	$1,065.4	$(372.9)	$692.5	$682.8	$7.9	$1.8
Other comprehensive income (loss) before reclassifications:
Investment securities	488.0	(170.8)	317.2	317.2	0	0
Net non-credit related OTTI losses, adjusted for valuation changes	7.9	(2.8)	5.1	5.1	0	0
Forecasted transactions	0	0	0	0	0	0
Foreign currency translation adjustment	0.6	(0.2)	0.4	0	0	0.4
Total other comprehensive income (loss) before reclassifications	496.5	(173.8)	322.7	322.3	0	0.4
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(0.4)	0.1	(0.3)	(0.3)	0	0
Net realized gains (losses) on securities	220.1	(77.0)	143.1	142.7	0.4	0
Interest expense	2.2	(0.8)	1.4	0	1.4	0
Total reclassification adjustment for amounts realized in net income	221.9	(77.7)	144.2	142.4	1.8	0
Total other comprehensive income (loss)	274.6	(96.1)	178.5	179.9	(1.8)	0.4
Balance at December 31, 2012	$1,340.0	$(469.0)	$871.0	$862.7	$6.1	$2.2

App.-A-38

In an effort to manage interest rate risk, we entered into forecasted transactions on each of our outstanding debt issuances. Upon issuing the debt, the gains (losses) recognized on these cash flow hedges are recorded as unrealized gains (losses) in accumulated other comprehensive income and amortized into interest expense over the term of the related debt issuance. We expect to reclassify $2.0 million (pretax) into income during the next 12 months, related to net unrealized gains on forecasted transactions.
To the extent we repurchased any of our outstanding debt, a portion of the unrealized gain (loss) would need to be recognized as a realized gain (loss) since the cash flow hedge is deemed ineffective. During 2014, 2013, and 2012, we repurchased in the open market a portion of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 and reclassified $0.5 million, $0.8 million, $0.6 million, respectively, on a pretax basis, from accumulated other comprehensive income on the balance sheet to net realized gains on securities on the comprehensive income statement (see Note 4 - Debt for further discussion).
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
We establish accruals for lawsuits when it is probable that a loss has been or will be incurred and we can reasonably estimate its potential exposure, which may include a range of loss (referred to as a loss that is both “probable and estimable” in the discussion below). As to lawsuits in which the loss is not considered both probable and estimable, or is considered probable but not estimable, we do not establish an accrual in accordance with current accounting guidance. It is generally not possible to determine the exposure associated with our lawsuits for a number of reasons, including, without limitation, one or more of the following: liability appears to be remote; putative class action lawsuits generally pose immaterial exposure until a class is actually certified, which, historically, has not been granted by the courts in the vast majority of our cases in which certification has been sought; class definitions are often indefinite and preclude detailed exposure analysis; and complaints rarely state an amount sought as relief, and when such amount is stated, it is often a function of pleading requirements and may be unrelated to the potential exposure. The following is a discussion of potentially significant pending cases at December 31, 2014, and certain cases resolved during the three-year period then ended.

As to the pending cases, although their outcomes are uncertain, in each case we do not believe that the outcome will have a material impact on our consolidated financial condition, cash flows, or results of operations. In addition, we do not consider the losses from the pending cases to be both probable and estimable (except as noted below), and we are unable to estimate a range of loss, if any, at this time, due to the factors discussed above. In the event that any one or more of these cases results in a substantial judgment against, or settlement by, Progressive, or if our accruals (if any) prove to be inadequate, the resulting liability could have a material effect on our consolidated financial condition, cash flows, and/or results of operations.
Pending cases at December 31, 2014 that challenge certain of our insurance subsidiaries' practices, include:

•
One putative class action lawsuit alleging that Progressive’s website did not adequately disclose sufficient information concerning the PIP deductibles when customers indicated they are covered by private health insurance.

•	One putative class action lawsuit challenging the labor rates our insurance subsidiaries pay to auto body repair shops.

•	One patent matter alleging that Progressive infringes on patented marketing technology.

•	Two putative class action lawsuits alleging that Progressive steers customers to Service Centers and network shops to have their vehicles repaired.

•	Four putative class action lawsuits challenging Progressive’s practice in Florida of adjusting PIP and first-party medical payments.

•	Three putative class action lawsuits challenging our adjustment of medical bills submitted by insureds in bodily injury claims.

App.-A-39

•
One putative class action lawsuit challenging our policy form with regard to rejecting uninsured motorist coverage. We have established an accrual for this matter because it is probable that a loss has been incurred on this lawsuit and we were able to estimate a loss. The case is ongoing and a settlement has not been reached. The range of possible loss and amount of the accrual are not material to our consolidated financial condition, cash flows, or results of operations.

•	One putative class action lawsuit challenging the manner in which Progressive grants a discount for anti-theft devices.

•	Two putative class action lawsuits alleging that Progressive charged insureds for illusory uninsured motorist/underinsured motorist coverage.

•	One putative and one certified class action lawsuit alleging that Progressive undervalues total loss claims through the use of certain valuation tools.

•	Two conditionally certified collective class action lawsuits challenging our exempt employee classification for certain claims employees under applicable wage and hour laws.

•	One putative class action lawsuit alleging Progressive fails to timely review and pay diminished value claims.

•	Two qui tam lawsuits alleging Progressive does not comply with its purported obligation to reimburse Medicare for medical payments made to Medicare beneficiaries.

•	Eighteen individual and one putative class action lawsuit pending as multi-district litigation alleging Progressive and other insurers conspire to suppress body repair shop labor rates.

For cases that have settled, but for which settlement is not complete, an accrual has been established at our best estimate of the exposure. Settlements that are complete are fully reflected in our financial statements. The amounts accrued or paid for these settlements were not material to our consolidated financial condition, cash flows, or results of operations.
Cases settled during 2014 include:

•	One putative class action lawsuit alleging that Progressive steers customers to Service Centers and network shops to have their vehicles repaired. This matter was settled on an individual basis.

•
One putative class action lawsuit alleging that Progressive negligently designed, manufactured, and deceptively advertised Snapshot® in that it purportedly drains a vehicle's battery to the point that the battery is non-functional or diminished in value. This matter was settled on an individual basis.

•	One putative class action lawsuit alleging that Progressive violated the Telephone Consumer Protection Act in making cell phone calls to insureds. This matter was settled on an individual basis.

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

App.-A-40

13.  COMMITMENTS AND CONTINGENCIES
We have certain noncancelable operating lease commitments with lease terms greater than one year for property and computer equipment. The minimum commitments under these agreements at December 31, 2014, were as follows:

(millions)	Commitments
2015	$46.2
2016	43.7
2017	37.2
2018	27.1
2019	16.4
Thereafter	4.4
Total	$175.0
Some of the leases have options to renew at the end of the lease periods. The expense we incurred for the leases disclosed above, as well as other operating leases that may be cancelable or have terms less than one year, was:

(millions)	Expense
2014	$63.4
2013	64.6
2012	71.9
We also have certain noncancelable purchase obligations. The minimum commitment under these agreements at December 31, 2014, was $493.5 million.
As of December 31, 2014, we had no open investment funding commitments; we had no uncollateralized lines or letters of credit as of December 31, 2014 or 2013.

App.-A-41

14. DIVIDENDS
We maintain a policy of paying an annual variable dividend that, if declared, would be payable shortly after the close of the year. This annual variable dividend is based on a target percentage of after-tax underwriting income multiplied by a companywide performance factor (Gainshare factor), subject to the limitations discussed below. The target percentage is determined by our Board of Directors on an annual basis and announced to shareholders and the public. In December 2013, the Board determined the target percentage for 2014 to be 33-1/3% of annual after-tax underwriting income, which is unchanged from the target percentage in both 2013 and 2012.
The Gainshare factor can range from zero to two and is determined by comparing our operating performance for the year to certain predetermined profitability and growth objectives approved by the Compensation Committee of the Board. This Gainshare factor is also used in the annual cash bonus program currently in place for our employees (our “Gainsharing program”). Although recalibrated every year, the structure of the Gainsharing program generally remains the same. For 2014, the Gainshare factor was 1.32, compared to 1.21 in 2013 and 1.12 in 2012.
Our annual dividend program will result in a variable payment to shareholders each year, subject to certain limitations. If the Gainshare factor is zero or if our comprehensive income is less than after-tax underwriting income, no dividend would be payable under our annual variable dividend policy. In addition, the ultimate decision on whether or not a dividend will be paid is in the discretion of the Board of Directors. The Board could decide to alter our policy, or not to pay the annual variable dividend, at any time prior to the declaration of the dividend for the year. Such an action by the Board could result from, among other reasons, changes in the insurance marketplace, changes in our performance or capital needs, changes in federal income tax laws, disruptions of national or international capital markets, or other events affecting our business, liquidity, or financial position.
Following is a summary of our shareholder dividends, both variable and special, that were paid in the last three years:

(millions, except per share amounts)			Amount
Dividend Type	Declared	Paid	Per Share	Total[1]
Annual – Variable	December 2014	February 2015	$0.6862	$404.1
Annual – Variable	December 2013	February 2014	0.4929	293.9
Special	December 2013	February 2014	1.0000	596.3
Annual – Variable	December 2012	February 2013	0.2845	172.0
Special	October 2012	November 2012	1.0000	604.7

1 Based on shares outstanding as of the record date.

15. SUBSEQUENT EVENT

On January 26, 2015, we issued $400.0 million of our 3.70% Senior Notes due 2045 (the “3.70% Senior Notes”).  We received proceeds of $394.9 million, after deducting underwriter’s discounts and commissions. In addition, we incurred expenses of approximately $0.8 million related to the issuance.  Upon issuance of the 3.70% Senior Notes, we also closed a forecasted debt issuance hedge, which was entered into to hedge against a possible rise in interest rates, and recognized a $12.9 million pretax loss as part of accumulated other comprehensive income (loss); the loss will be recognized as an adjustment to interest expense and amortized over the life of the 3.70% Senior Notes.

App.-A-42

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Progressive Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows, present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
March 2, 2015

App.-A-43

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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework (2013), management concluded that our internal control over financial reporting was effective as of December 31, 2014.
During the fourth quarter 2014, there were no changes in our internal control over financial reporting identified in the internal control review process that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2014; such report appears herein.
CEO and CFO Certifications
Glenn M. Renwick, President and Chief Executive Officer of The Progressive Corporation, and Brian C. Domeck, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2014 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mr. Renwick and Mr. Domeck have each certified that, to the best of his knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Section 302 and 906 certifications, respectively.

App.-A-44

The Progressive Corporation and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion and analysis of our consolidated financial condition and results of operations.

I. OVERVIEW
The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Group of Insurance Companies consists of our insurance subsidiaries and mutual insurance company affiliate. The Progressive Group of Insurance Companies, together with our holding company, non-insurance subsidiaries, and limited partnership investment affiliate, comprise what we refer to as Progressive.
We have been offering insurance to consumers since 1937 and are estimated to be the country’s fourth largest private passenger auto insurer based on net premiums written during 2014. Our insurance companies offer personal and commercial automobile insurance and other specialty property-casualty insurance and related services throughout the United States, as well as personal auto physical damage and property damage liability insurance on an Internet-only basis in Australia. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through more than 35,000 independent insurance agencies and directly to consumers online, on mobile devices, and over the phone. Our Commercial Lines segment offers insurance for cars and trucks owned and/or operated predominantly by small businesses through both the independent agency and direct channels; this business is estimated to be ranked in the top two in the commercial auto industry for 2014, based on net premiums written. Our underwriting operations, combined with our service and investment operations, make up the consolidated group.
The Progressive Corporation is a holding company and receives cash through subsidiary dividends, security sales, borrowings, and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), to repurchase its common shares and debt, as well as for acquisitions and other business purposes that might arise.
The Progressive Corporation received cash through the following ways:

•	Subsidiary dividends - received $1.0 billion of dividends, net of capital contributions, from our insurance and non-insurance subsidiaries during 2014, and

•
Debt issuances - to take advantage of the low interest rate environment and to increase our financial flexibility, we issued $350 million of 4.35% Senior Notes due 2044 in April 2014 and another $400 million of 3.70% Senior Notes due 2045 in January 2015.

Consistent with our policy to deploy underleveraged capital for share repurchases and shareholder dividends, or consider acquisitions, and in light of our strong capital position, during 2014, we took the following actions:

•	Dividends - declared a $0.6862 per share annual variable dividend, which returned $404.1 million of capital to our shareholders,

•	Repurchases - repurchased both our common shares and debt securities

◦	Shares - bought back 11.1 million of our common shares at a total cost of $271.4 million

◦	Debt - repurchased, in the open market, $44.3 million principal amount of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067, and

•
Acquisitions - signed a purchase agreement to acquire an additional 62% ownership stake in ARX Holding Corp., the parent company of American Strategic Insurance, our current provider of homeowners insurance in our "bundled" auto-homeowners insurance package offered through our Agency channel; the estimated cost of the acquisition, which is expected to close in April 2015, is $875 million.

We ended 2014 with $9.1 billion of total capital (debt and equity). We continue to manage our investing and financing activities in order to maintain sufficient capital to support all the insurance we can profitably write and service, while deploying underleveraged capital to shareholders.

A. Operating Results
Our multi-year trend of crossing another billion dollar threshold continued in 2014 with net premiums written of $18.7 billion. We added approximately 205,600 policies during the year, bringing our total policies in force to nearly 13.8 million by year end. Although new policies are necessary to maintain a growing book of business, we continue to recognize the importance of retaining our current customers as a critical component of our ongoing growth.

App.-A-45

Our net income increased to $1.3 billion, or $2.15 per share, from $1.2 billion, or $1.93 per share, last year, primarily reflecting higher underwriting profitability. Comprehensive income was $1.35 billion, up from $1.25 billion last year. Underwriting profitability for the year of 7.7%, or $1.4 billion on a pretax basis, was 1.2 points better than last year and exceeded our targeted profitability objective of at least 4%. Exceptionally strong profitability in our Commercial Lines business and in our special lines products contributed to this strong outperformance against our target underwriting profitability of 4%. We experienced decreases on a year-over-year basis in both our recurring investment income and our net realized gains (losses) on our investment portfolio of 3% and 30%, respectively. The decrease in investment income was due in part to an increase in short-term investments held during the year and lower yields on securities purchased during the last 12 months. During 2014, our derivative positions, which are used to shorten the duration of our fixed-income portfolio, realized losses of $64.6 million as interest rates continued to decline during the year.
B. Insurance Operations
Our Personal Lines business reported an underwriting profit of 6.7%, with 41 states meeting or exceeding their profitability target; only four states generated an underwriting loss for 2014. Our special lines products had a very profitable year, reflecting the absence of significant storms, favorably impacting our total Personal Lines combined ratio by about 1.3 points. Underwriting profitability in our Commercial Lines business was exceptional at 17.2%, with 47 states generating an underwriting profit. The significant underwriting profitability in our Commercial Lines business was due to a lower loss ratio, following rate increases taken during the last two years, lower frequency, mainly in our truck business, and favorable case reserve development in 2014.
During the year, we recognized about one loss ratio point of catastrophe losses, the same amount we recognized in 2013. The 2014 catastrophe losses were mainly from hail storms in many areas of the country primarily during the first half of 2014, but the year overall was not characterized by significant storms, especially the relative absence of hurricanes.
We also realized minimal overall prior accident year development. During 2014, favorable development in our Commercial Lines business was partially offset by unfavorable development in our Agency auto business. For the year, our overall incurred severity increased about 4%, while frequency was relatively flat, compared to the prior year.
On a year-over-year basis, net premiums written and earned both increased 8%. Changes in net premiums written are a function of new business applications, premium per policy, and retention.
During 2014, total new personal auto applications increased 2% on a year-over-year basis, reflecting a 10% increase in our Direct auto business and a 7% decrease in our Agency auto business. Our Direct auto business sold over two million new policies in 2014, the most new policies we have ever sold in one year. The decline in new business in Agency auto was due in part to rate and underwriting actions we took early in 2014 in several states to meet margin targets, as well as actions by our competitors to increase their competitiveness in the marketplace. Our results in the Agency channel did not meet our expectations, and we are responding with product design, underwriting, and ease-of-use modifications where it makes sense to do so.
Our special lines products (e.g., motorcycles, ATVs, RVs, mobile homes, watercraft, and snowmobiles) new applications were flat, compared to 2013. New applications for our Commercial Lines business increased about 1% for the year, due to a combination of lowering rates in our business auto and contractor business market targets, lifting some of the underwriting restrictions we placed on new business, and the tightening of conditions in this market.

App.-A-46

We continue to look at ways to help stimulate growth and provide consumers with distinctive insurance options. During 2014, we took the following actions:

•
We entered Massachusetts with our Agency auto product, joining our Direct auto product that we began offering several years ago. We now offer our auto product through both our Agency and Direct channel in every state and the District of Columbia.

•	We introduced a renters insurance product in the Agency channel to offer our agents the option to bundle renters and auto insurance, thereby increasing the propensity of our customers to stay with us.

•
Snapshot®, our usage-based insurance product, continues to evolve. In our new program that we just began to roll out, we are affording more customers discounts for their good driving behavior while for the first time, increasing rates for a small number of drivers whose driving behavior justifies such rates. We are also offering a Snapshot enrollment discount that varies at the customer-segment level, such as a higher discount for more preferred drivers.

•
We continued to invest heavily in our mobile experience for both current and prospective customers since the number of our users on this platform for certain transactions now approximates those of the phone and computer-based Internet.

•
Our efforts to provide additional insurance products through our strategy of "bundling" our auto coverages with other coverages, such as home, renters, and umbrella insurance, continues to be an important part of our strategy. We remain satisfied with our current unaffiliated providers for these products in the Direct channel but took the opportunity during the year to solidify our auto-homeowners insurance package offered through the Agency channel by signing a purchase agreement to acquire a controlling interest in the parent company of American Strategic Insurance, our current homeowners insurance provider in this channel.

During 2014, on a year-over-year basis, our written premium per policy for our Agency and Direct auto businesses increased 4% and 3%, respectively. Written premium per policy for our special lines products increased 2%, compared to last year. Commercial Lines experienced a 4% increase in written premium per policy. The increases resulted from both rate changes and shifts in our mix of business. Overall, rates are up slightly, year over year, with most of the rate increase taken in the first half of 2014. We will continue to evaluate future rate needs and react quickly as we recognize loss cost trends at the state level.

Companywide policies in force increased 2% on a year-over-year basis since December 31, 2013, reflecting an increase in our Personal Lines business; our Commercial Lines business was flat year over year. The biggest contributor to the Personal Lines growth was our Direct auto business, where policies in force grew 7%. Our special lines products grew slightly at 1% while Agency auto policies in force decreased 2%.
To further grow policies in force, it is critical that we retain our customers for longer periods. Consequently, increasing retention is one of our most important priorities, and our efforts to increase the number of multi-product households continues to be a key initiative to support that goal. Policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage, is one measure of customer retention. We have historically disclosed our changes in policy life expectancy using a trailing 12-month period since we believe this measure is indicative of recent experience, mitigates the effects of month-to-month variability, and addresses seasonality. Using a trailing 12-month measure, policy life expectancy decreased 2% for our Agency auto business and increased 3% for our Direct auto business, compared to last year. The policy life expectancy for our Commercial Lines business and special lines products were flat, compared to last year.
In 2014, we began to disclose policy life expectancy for our personal auto products using a trailing 3-month measure. Although using a trailing 3-month measure does not address seasonality and can create more volatility, this measure is more responsive to current experience and can be an indicator in how our retention rates are moving. Our trailing 3-month policy life expectancy, on a year-over-year basis, was down 4% in Direct auto and down 7% in Agency auto, resulting from increased rates in both channels early in 2014. We will maintain our focus on providing customers with more stable rates and other insurance-related products and services they may need over time in our ongoing efforts to increase retention.

C. Investments
The fair value of our investment portfolio was $19.0 billion at December 31, 2014. Our asset allocation strategy is to maintain 0-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities. We define Group I securities to include:

•	common equities,

•	nonredeemable preferred stocks,

•	redeemable preferred stocks, except for 50% of investment-grade redeemable preferred stocks with cumulative dividends, which are included in Group II, and

•	all other non-investment-grade fixed-maturity securities.

App.-A-47

Group II securities include:

•	short-term securities, and

•	all other fixed-maturity securities, including 50% of investment-grade redeemable preferred stocks with cumulative dividends.
We use the credit ratings from models provided by the National Association of Insurance Commissioners (NAIC) for classifying our residential and commercial mortgage-backed securities (excluding interest-only securities), and credit ratings from nationally recognized statistical rating organizations (NRSRO) for all other debt securities, in determining whether securities should be classified as Group I or Group II. At December 31, 2014, 23% of our portfolio was allocated to Group I securities and 77% to Group II securities, compared to 22% and 78%, respectively, at December 31, 2013.
Our investment portfolio produced a fully taxable equivalent (FTE) total return of 4.5% for 2014, compared to 5.4% for 2013. Our common stock and fixed-income portfolios contributed to these total returns with FTE returns of 12.6% and 3.2%, respectively, for 2014, and 32.8% and 1.7%, for 2013. The overall decrease is primarily the result of lower equity market returns in 2014, compared to 2013. At December 31, 2014, the fixed-income portfolio had a weighted average credit quality of A+, compared to AA- at December 31, 2013. We maintain our fixed-income portfolio strategy of investing in high-quality, liquid securities.
Our recurring investment income generated a pretax book yield of 2.4% for 2014, compared to 2.6% for 2013. The decrease in yield for the year was the result of investing new money, including reinvestment of cash, in short-duration securities with lower yields, a decrease in our portfolio duration, which included an increase in the amount of short-term investments we hold, and some sales of higher book yield securities at realized gains. At December 31, 2014, our duration was 1.6 years, compared to 2.0 years at December 31, 2013. We remain confident in our preference for shorter duration positioning during times of low interest rates as a means to limit any decline in portfolio value from an increase in rates, and we expect long-term benefits from any return to more substantial yields.
II.  FINANCIAL CONDITION
A. Holding Company
In 2014, The Progressive Corporation, the holding company, received $1.0 billion of dividends, net of capital contributions, from its subsidiaries. For the three-year period ended December 31, 2014, The Progressive Corporation received $2.8 billion of dividends from its subsidiaries, net of capital contributions. Regulatory restrictions on subsidiary dividends are described in Note 8 – Statutory Financial Information.
In 2014, we issued $350 million of our 4.35% Senior Notes due 2044 (the "4.35% Senior Notes"); no debt was issued in 2013 or 2012. In January 2015, we issued $400 million of our 3.70% Senior Notes due 2045 (the “3.70% Senior Notes”). During 2013, we retired all $150 million of our 7% Notes and in 2012, we retired all $350 million of our 6.375% Senior Notes, each at maturity. Our debt-to-total capital (debt plus equity) ratios at December 31, 2014, 2013, and 2012 were 23.8%, 23.1%, and 25.6%, respectively. If we adjusted the ratio for the 3.70% Senior Notes, our debt-to-total capital ratio would have been 27.0% at December 31, 2014.
From time to time, we may elect to repurchase our outstanding debt securities in the open market, or in privately negotiated transactions, reducing our future interest expense when management believes that such securities are attractively priced and capital is available for such a purpose. During the last three years, we repurchased $129.3 million in aggregate principal amount of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “6.70% Debentures”). See Note 4 – Debt and the Liquidity and Capital Resources section below for a further discussion of our debt activity.
We continued our practice of repurchasing our common shares and paying dividends to our shareholders in accordance with our financial policies. In addition, in December 2014, we signed a purchase agreement to acquire a controlling interest in ARX Holding Corp., the parent company of American Strategic Insurance (ASI), for an estimated cost of $875 million, which will be funded with available cash. The acquisition is expected to close in April 2015.
As of December 31, 2014, we had 20.0 million shares remaining under our 2011 Board repurchase authorization. The following table shows our share repurchase activity during the last three years:

(millions, except per share amounts)	2014	2013	2012
Total number of shares purchased	11.1	11.0	8.6
Total cost	$271.4	$273.4	$174.2
Average price paid per share	$24.56	$24.80	$20.26

App.-A-48

We maintain a policy of paying an annual variable dividend that, if declared, would be payable shortly after the close of the year. See Note 14 - Dividends for a further discussion of our annual variable dividend policy.

Following is a summary of our shareholder dividends, both variable and special, that were either declared or paid in the last three years:

(millions, except per share amounts)			Amount
Dividend Type	Declared	Paid	Per Share	Total[1]
Annual – Variable	December 2014	February 2015	$0.6862	$404.1
Annual – Variable	December 2013	February 2014	0.4929	293.9
Special	December 2013	February 2014	1.0000	596.3
Annual – Variable	December 2012	February 2013	0.2845	172.0
Special	October 2012	November 2012	1.0000	604.7
Annual – Variable	December 2011	February 2012	0.4072	249.4

1 Based on shares outstanding as of the record date.
The declaration of the special dividends did not affect our annual variable dividend program in those years.
B. Liquidity and Capital Resources
Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. As an auto insurer, our claims liabilities are generally short in duration. Typically, at any point in time, approximately 50% of our outstanding loss and LAE reserves are paid within the following twelve months and about 15% are still outstanding after three years. See Claims Payment Patterns, a supplemental disclosure provided in this Annual Report, for further discussion of the timing of personal auto claims payments.
For the three years ended December 31, 2014, operations generated positive cash flows of about $5.3 billion, and cash flows are expected to remain positive in both the short-term and reasonably foreseeable future. In 2014, our operating cash flows decreased $174.3 million, compared to 2013, primarily due to an increase in our acquisition costs, including higher advertising expenditures and more agent commissions paid.
As of December 31, 2014, our consolidated statutory surplus was $6.4 billion, compared to $6.0 billion at December 31, 2013. Our net premiums written-to-surplus ratio was 2.9 to 1 at year-end in each of the last three years. At year-end 2014, we also had access to $1.9 billion of securities held in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth or, for other purposes. We used $404.1 million of available funds to pay the annual variable dividend in February 2015. These funds are also available to pay the estimated $875 million purchase price for the pending acquisition of a controlling interest in the parent company of ASI.
Our insurance subsidiaries' risk-based capital ratios, which are a series of dynamic surplus-related formulas required by the laws of various states that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting), are well in excess of minimum regulatory requirements. Nonetheless, the payment of dividends by our insurance subsidiaries may be subject to certain limitations. See Note 8 – Statutory Financial Information for additional information on insurance subsidiary dividends.
As of December 31, 2014, 77% of our portfolio was invested in Group II securities, as defined above. In addition, our fixed-income portfolio duration was 1.6 years, with a weighted average credit quality of A+. At year end, we held $4.8 billion in short-term investments and U.S. Treasury securities. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments without having a negative effect on our cash flows from operations. See Item 1A, “Risk Factors,” in our Form 10-K filed with the Securities and Exchange Commission (SEC) for a discussion of certain matters that may affect our portfolio and capital position.

App.-A-49

As noted above, we issued, in January 2015, $400 million of our 3.70% Senior Notes due 2045 and, in 2014, $350 million of our 4.35% Senior Notes due 2044, in underwritten public offerings. We received net proceeds, after deducting underwriter's discounts and commissions and other expenses related to the issuances, of approximately $394.1 million and $345.6 million, respectively, which were added to our investment portfolios. We issued this debt to take advantage of attractive terms in the market and allow for financial flexibility. We plan to use these funds for general corporate purposes, which may include the repurchase of our outstanding securities, and repayment or redemption of outstanding indebtedness, among other uses.
During the last three years, we retired the entire $150 million of our 7% Senior Notes due 2013 and the entire $350 million of our 6.375% Senior Notes due 2012, each at maturity. We have no scheduled debt maturities in the next five years.
Based upon our capital planning and forecasting efforts, we believe that we have sufficient capital resources, cash flows from operations, and borrowing capacity to support our current and anticipated business, scheduled principal and interest payments on our debt, any declared dividends, acquisition-related commitments, and other expected capital requirements. The covenants on our existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event our securities are downgraded by a rating agency.
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

•
The second layer of capital we call “extreme contingency.” While our regulatory capital is, by definition, a cushion for absorbing financial consequences of adverse events, such as loss reserve development, litigation, weather catastrophes, and investment market corrections, we view that as a base and hold additional capital for even more extreme conditions. The modeling used to quantify capital needs for these conditions is quite extensive, including tens of thousands of simulations, representing our best estimates of such contingencies based on historical experience. This capital is held either at a non-insurance subsidiary of the holding company or in our insurance entities, where it is potentially eligible for a dividend up to the holding company. Regulatory restrictions on subsidiary dividends are discussed in Note 8 – Statutory Financial Information.

•
The third layer of capital is capital in excess of the sum of the first two layers and provides maximum flexibility to repurchase stock or other securities, acquisition-related commitments, and pay dividends to shareholders, among other purposes. This capital is largely held at a non-insurance subsidiary of the holding company.

At all times during the last two years, our total capital exceeded the sum of our regulatory capital layer plus our self-constructed extreme contingency layer. At December 31, 2014, we held total capital (debt plus equity) of $9.1 billion, compared to $8.1 billion at December 31, 2013. During the year, we issued $350 million of our 4.35% Senior Notes in April 2014 and declared our annual variable dividend of $404.1 million in December.
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
During 2014, we renewed our unsecured, discretionary line of credit (the "Line of Credit") with PNC Bank, National Association (PNC) in the maximum principal amount of $100 million. The prior line of credit, which was entered into during 2013, had expired. The Line of Credit is on substantially the same terms and conditions as the prior line of credit. All advances under this agreement are subject to PNC’s discretion, would bear interest at a variable daily rate, and must be repaid on the earlier of the 30th day after the advance or the expiration date of the facility, March 25, 2015. We had no borrowings under either line of credit throughout 2014 or 2013. Our intent is to renew this line of credit for an additional year.

App.-A-50

We did not enter into any repurchase commitment transactions during 2014. In 2013, we entered into repurchase commitment transactions, which were open for a total of 48 days. In these transactions, we loaned U.S. Treasury securities to internally approved counterparties in exchange for cash equal to the fair value of the securities. These transactions were entered into as overnight arrangements, and we had no open repurchase commitments at December 31, 2013. During the period, we invested in repurchase transactions in 2013, the largest single outstanding balance was $252.5 million, which was open for six days; the average daily balance was $94.8 million. These investment transactions were entered into to enhance the yield from our fixed-income portfolio and not as a source of liquidity or funding for our operations.
C. Commitments and Contingencies
Contractual Obligations
A summary of our noncancelable contractual obligations as of December 31, 2014, follows:

	Payments due by period
(millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt	$2,182.8	$0	$0	$0	$2,182.8
Interest payments on debt[1]	1,424.6	121.3	221.3	157.7	924.3
Operating leases	175.0	46.2	80.9	43.5	4.4
Purchase obligations	493.5	240.1	186.3	56.8	10.3
Loss and loss adjustment expense reserves	8,857.4	4,581.9	2,842.8	767.5	665.2
Total	$13,133.3	$4,989.5	$3,331.3	$1,025.5	$3,787.0

1 Includes interest on the 6.70% Debentures at the fixed annual rate through, but excluding, June 15, 2017. See Note 4 – Debt for further discussion on the interest rate and maturity dates for these Debentures.
Purchase obligations represent our noncancelable commitments for goods and services (e.g., software licenses, maintenance on information technology equipment, and media placements). Unlike many other forms of contractual obligations, loss and loss adjustment expense (LAE) reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates based on our recent payment patterns. To further understand our claims payments, see Claims Payment Patterns, a supplemental disclosure provided in this Annual Report. In addition, we annually publish a comprehensive Report on Loss Reserving Practices, which was most recently filed with the SEC on a Form 8-K on August 8, 2014, that further discusses our claims payment development patterns.

During the last three years, the only other significant new contractual commitments we entered outside the ordinary course of business was the issuance of $350 million of our 4.35% Senior Notes. In January 2015, we issued $400 million of our 3.70% Senior Notes.
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

App.-A-51

III.  RESULTS OF OPERATIONS – UNDERWRITING
A. Growth

($ in millions)	2014	2013	2012
NET PREMIUMS WRITTEN
Personal Lines
Agency	$9,102.8	$8,702.6	$8,247.0
Direct	7,656.4	6,866.6	6,389.8
Total Personal Lines	16,759.2	15,569.2	14,636.8
Commercial Lines	1,895.4	1,770.5	1,735.9
Other indemnity	0	0	0
Total underwriting operations	$18,654.6	$17,339.7	$16,372.7
Growth over prior year	8%	6%	8%
NET PREMIUMS EARNED
Personal Lines
Agency	$9,087.0	$8,601.5	$8,103.9
Direct	7,474.0	6,740.1	6,264.2
Total Personal Lines	16,561.0	15,341.6	14,368.1
Commercial Lines	1,837.5	1,761.6	1,649.0
Other indemnity	0	0.2	0.9
Total underwriting operations	$18,398.5	$17,103.4	$16,018.0
Growth over prior year	8%	7%	7%

Net premiums written represent the premiums from policies written during the period less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are earned as revenue over the life of the policy using a daily earnings convention.
We generated an increase in total written and earned premiums during each of the last three years. The increase in our Personal Lines premiums primarily reflects rate increases and shifts in the mix of our business to higher premium policies, as well as our continued work on several initiatives aimed at providing consumers with distinctive new insurance options (discussed below) and our marketing efforts. The premium increase in our Commercial Lines business is primarily a function of increased average written premium per policy, reflecting rate increases taken over the last few years.
Policies in force, our preferred measure of growth, represents all policies under which coverage was in effect as of the end of the period specified. As of December 31, our policies in force were:

(thousands)	2014	2013	2012
POLICIES IN FORCE
Personal Lines
Agency auto	4,725.5	4,841.9	4,790.4
Direct auto	4,505.5	4,224.2	4,000.1
Total auto	9,231.0	9,066.1	8,790.5
Special lines[1]	4,030.9	3,990.3	3,944.8
Total Personal Lines	13,261.9	13,056.4	12,735.3
Growth over prior year	2%	3%	4%
POLICIES IN FORCE
Commercial Lines	514.7	514.6	519.6
Growth over prior year	0%	(1)%	2%

 1 Includes insurance for motorcycles, ATVs, RVs, mobile homes, watercraft, snowmobiles, and similar items, as well as personal umbrella and renters products.

App.-A-52

To analyze growth, we review new policies, rate levels, and the retention characteristics of our books of business. The following table shows our year-over-year changes in new and renewal applications (i.e., issued policies):

	Growth Over Prior Year
	2014	2013	2012
APPLICATIONS
Personal Lines
New	1%	(1)%	(1)%
Renewal	5%	3%	6%
Commercial Lines
New	1%	(6)%	3%
Renewal	1%	0%	1%

In our Personal Lines business, for 2014, new applications increased in our Direct auto business, while our Agency auto new applications decreased year over year and our special lines new applications were flat. Rate and underwriting actions we took in the early part of 2014, along with actions by our competitors to increase their competitiveness, impacted our ability to generate new application growth in the Agency channel. In the Direct channel, our advertising expenditures and consumer messaging produced quotes in record numbers driving the increase in new applications. Our auto and special lines renewal applications increased in both distribution channels, with the Direct channel experiencing more significant increases.
Our Commercial Lines business new applications increased slightly for 2014, compared to 2013, due to a combination of lowering rates in our business auto and contractor business market targets during 2014, lifting some of the underwriting restrictions we had previously placed on new business, and the tightening of conditions in this market.
We continue to refine our personal auto segmentation and underwriting models. Our current model, which improved segmentation for preferred customers, adjusted pricing for our highest risk in-force customers, and improved the on-boarding experience for our Direct customers through a redesigned electronic signature process, has performed well. Our next model, which is already being released in its initial state, features more competitive preferred pricing, more sophisticated pricing for households that insure more than one product through Progressive, and enhancements to our usage-based program.
Snapshot®, our usage-based insurance program, provides customers the opportunity to improve their auto insurance rates based on their personal driving behavior. Snapshot is currently available to our Agency and Direct auto customers in 45 states plus the District of Columbia. We currently have eight patents, and additional patent applications pending, related to usage-based insurance. During 2014, we wrote over $2.6 billion of premiums with customers who are part of our Snapshot program. The Snapshot portion of our business continues to grow at a rate considerably faster than the business as a whole and we continue to revise our product model to respond to demand. In our latest Snapshot program, we are affording more customers discounts for their good driving behavior while, for the first time, increasing rates for a small number of drivers whose driving behavior justifies such rates. We are also offering a Snapshot enrollment discount that varies at the customer-segment level, such as a higher discount for more preferred drivers.
We are also continuing with our efforts to further penetrate customer households through cross-selling auto policies with our special lines products and vice versa, as well as through Progressive Home Advantage® (PHA). PHA is the program in which we “bundle” our auto product with property insurance provided by unaffiliated insurance carriers. Bundled products are an integral part of our consumer offerings and an important part of our strategic agenda. These customers represent a sizable segment of the market, and our experience is that they tend to stay with us longer and generally have a better loss experience. More and more of our customers, especially Direct auto customers, are now multi-product customers with combinations of special lines, homeowners, or renters, as well as auto coverage. As of December 31, 2014, PHA was available to Direct customers in 49 states, Agency customers in 26 states, including three states added during 2014, and to both Direct and Agency customers in the District of Columbia. PHA is available to Agency customers in Florida and, in 2014, was made available to Direct customers in that state. PHA is not yet available to customers in Alaska. In the Direct channel, PHA is provided by 12 unaffiliated insurance carriers.
To further solidify our position in the independent agency channel with our bundling strategy, in December 2014, we signed a purchase agreement to acquire a controlling interest in ARX Holding Corp., the parent entity of our strategic homeowners provider, ASI. After the acquisition is completed, which is expected to be in April 2015, we will own about 67% of ARX, with the ability to achieve 100% ownership within six years. We believe this transaction will advance both companies and attract a market segment of bundled customers that remains under-penetrated by both Progressive and ARX.

App.-A-53

In addition, during 2014, we introduced our own renters insurance product in our Agency channel. As of December 31, 2014, this product was offered in three states. We intend to roll out this product to additional states as part of our bundling strategy. The purpose of selling this renters insurance product is to write and retain more auto business and the size of the program will not significantly change our risk profile.

Expanding our capabilities in the mobile space also remains an important initiative. Consumers want the ability to transact all forms of business when and where they want and on whatever device best suits their needs (e.g., smartphone, tablet). We provide consumers with the ability to obtain a quote for and buy an auto insurance policy on our mobile website in all states and the District of Columbia. Our mobile quoting feature allows consumers nationwide to obtain a quote for at least five drivers and four vehicles. In most states, consumers can quote up to 12 drivers and 12 vehicles. We believe this multi-driver, multi-feature capability meets virtually all of consumer needs. We also provide the comparison rate experience on mobile devices and tablets in most of the country.
During 2014, we enhanced our mobile application for iPhone® and Android® smartphones to allow policyholders to easily access their policy documents, make payments directly from their checking account, and view both their payment schedule and billing history. Policyholders can also add endorsements and make account changes from their mobile device, as well as receive text alerts for billing and severe weather. In addition, much of our agency-dedicated website, which includes quote/buy, servicing, and reporting capabilities, is accessible to agents through many brands of tablet computers.
Our mobile application allows policyholders to view, store, and share their digital insurance ID card, which can be used as legal proof of insurance in most of the country. In addition, policyholders can report their claims and submit related photos using the application, as well as use their phone's GPS capabilities to specify the location of the claim. We also allow consumers to use their phone's camera to photograph their driver license and/or current insurance card to provide easy data fill for quotes started from our mobile application in 36 states and the District of Columbia. Our Commercial Lines customers can also now view their identification cards and certificates of insurance through this application.
Quotes, sales, payments, and document requests from mobile devices have been increasing and now represent low double-digit percentages of such transactions with Progressive. We recognize the importance of the mobile space and look for opportunities to add new functionality to our mobile websites and applications.

We are also expanding our Commercial Auto coverage offerings through our latest product model, which simplifies the quoting and claims experience, and provides incentives for customers to stay with us longer. In addition, through our Progressive Commercial AdvantageSM program, we offer general liability and business owners policies and workers' compensation coverage, all of which are written by unaffiliated insurance companies or agencies. The workers' compensation coverage is offered in 44 states, while the other products are offered throughout the continental United States.
We experienced the following changes in written premium per policy:

	Change Over Prior Year
	2014	2013	2012
WRITTEN PREMIUM PER POLICY
Personal Lines – auto	3%	4%	3%
Commercial Lines	4%	5%	10%
The increased written premium per policy in our personal auto business reflects increases in written premium per policy in both our Agency and Direct auto businesses, primarily related to rate increases taken during the first half of 2014. For our Commercial Lines business, the 2014 increase in written premium per policy primarily reflects rate increases taken throughout 2014, principally on new business in our for-hire transportation and for-hire specialty business market targets. Adjusting rates is an ongoing process and we will continue to evaluate future rate needs and react quickly as we recognize changing loss cost trends at the state level. See below for additional discussion on written premium per policy for our Agency and Direct auto channels and our Commercial Lines business.
Another important element affecting growth is customer retention. One measure of retention is policy life expectancy, which is our actuarial estimate of the average length of time that a policy (including any renewals) will remain in force before cancellation or lapse in coverage. The following table shows our year-over-year changes in policy life expectancy using both 3-month and 12-month measures. In addition, we are disclosing our year-over-year change in our renewal ratio. The renewal ratio is the percent of policies that came up for renewal during the year that actually renewed.

App.-A-54

	Change Over Prior Year
	2014	2013	2012
RETENTION MEASURES
Personal Lines - auto
Policy life expectancy
Trailing 3-months	(6)%	4%	(7)%
Trailing 12-months	0%	(4)%	(1)%
Renewal ratio	0.2%	0.1%	0.3%
Commercial Lines - policy life expectancy (trailing 12-months)	0%	(3)%	6%
The personal auto decline in trailing-3 month policy life expectancy, which reflects more recent experience, is primarily due to rate increases in both our Agency and Direct channels in early 2014, compared to relatively stable rates in 2013. The methodology for calculating our policy life expectancy in our Commercial Lines business was changed during 2014 and prior year numbers were revised to reflect this change. The decrease in 2013 reflects rate changes taken during 2012 and 2013, while 2014 was unchanged, reflecting relative rate stability during the year.
Recognizing the importance that retention has on our ability to continue to grow profitably, we emphasize competitive pricing for a given risk, quality service, and having the products and services available for our customers as their needs change during their insurable life.

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

	2014		2013		2012
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
($ in millions)	$	Margin	$	Margin	$	Margin
Personal Lines
Agency	$683.0	7.5%	$542.9	6.3%	$338.9	4.2%
Direct	423.4	5.7	473.9	7.0	289.5	4.6
Total Personal Lines	1,106.4	6.7	1,016.8	6.6	628.4	4.4
Commercial Lines	315.8	17.2	114.1	6.5	86.3	5.2
Other indemnity[1]	(11.9)	NM	(10.8)	NM	(5.8)	NM
Total underwriting operations	$1,410.3	7.7%	$1,120.1	6.5%	$708.9	4.4%

1 Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.
Our underwriting margin met or exceeded our long-term profitability target of at least 4% for the last three years. Pricing and market conditions are always significant drivers of underwriting margins over any defined period. Our Personal Lines profitability increased, compared to 2013. The improvement in our Commercial Lines profitability is due to a lower loss ratio, mainly resulting from rate increases taken during the last two years, lower frequency, mainly in our truck business, and favorable case reserve development in 2014, compared to unfavorable reserve development in 2013. The increase in our underwriting margin in 2013, compared to 2012, was primarily due to an improved loss ratio from our 2012 rate increases, reduced catastrophe losses in 2013, and a lower cost structure.

App.-A-55

Further underwriting results for our Personal Lines business, including results by distribution channel, the Commercial Lines business, and our underwriting operations in total, as defined in Note 10 – Segment Information, were as follows:

Underwriting Performance[1]	2014	2013	2012
Personal Lines – Agency
Loss & loss adjustment expense ratio	72.8	73.5	75.2
Underwriting expense ratio	19.7	20.2	20.6
Combined ratio	92.5	93.7	95.8
Personal Lines – Direct
Loss & loss adjustment expense ratio	74.2	72.3	74.2
Underwriting expense ratio	20.1	20.7	21.2
Combined ratio	94.3	93.0	95.4
Total Personal Lines
Loss & loss adjustment expense ratio	73.4	73.0	74.8
Underwriting expense ratio	19.9	20.4	20.8
Combined ratio	93.3	93.4	95.6
Commercial Lines
Loss & loss adjustment expense ratio	61.7	71.9	72.6
Underwriting expense ratio	21.1	21.6	22.2
Combined ratio	82.8	93.5	94.8
Total Underwriting Operations[2]
Loss & loss adjustment expense ratio	72.3	73.0	74.6
Underwriting expense ratio	20.0	20.5	21.0
Combined ratio	92.3	93.5	95.6
Accident year-Loss & loss adjustment expense ratio[3]	72.4	72.7	74.5

1 Ratios are expressed as a percentage of net premiums earned; fees and other revenues are netted with underwriting expenses in the ratio calculations.
2 Combined ratios for the other indemnity businesses are not presented separately due to the low level of premiums earned by, and the variability of loss costs in, such businesses. For the years ended December 31, 2014, 2013, and 2012, these businesses generated an underwriting loss of $11.9 million, $10.8 million, and $5.8 million, respectively.
3 The accident year ratios include only the losses that occurred during the period noted. As a result, accident period results will change over time, either favorably or unfavorably, as we revise our estimates of loss costs when payments are made or reserves for that accident period are reviewed.

Losses and Loss Adjustment Expenses (LAE)

(millions)	2014	2013	2012
Change in net loss and LAE reserves	$237.7	$457.5	$516.2
Paid losses and LAE	13,068.5	12,014.9	11,431.8
Total incurred losses and LAE	$13,306.2	$12,472.4	$11,948.0
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
Our total loss and loss adjustment expense ratio decreased 0.7 points in 2014 and decreased 1.6 points in 2013, compared to the prior year. Our accident year loss and LAE ratio, which excludes the impact of prior accident year reserve development during each calendar year, decreased 0.3 points and 1.8 points in 2014 and 2013, respectively. The decrease in 2013 primarily reflects an increase in average net premiums earned per policy on a year-over-year basis, as well as reduced catastrophe losses in 2013, compared to 2012.

App.-A-56

The loss and LAE ratio for our Commercial Lines business saw significant improvement for 2014, with a decrease of 10.2 points, on a year-over-year basis. The improvement is primarily due to rate increases taken during the last two years, lower frequency, mainly in our truck business, and favorable case reserve development in 2014, compared to unfavorable reserve development in 2013.
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
Total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in case reserves) was up over the prior-year periods in the 2% to 5% range for the last three years.

•	2014 – Severity increased about 7% for our personal injury protection (PIP) coverage, about 5% for our property damage coverage, and approximately 3%-4% for our bodily injury and collision coverages.

•
2013 – Severity for our collision coverage increased about 5%, and severity for both our bodily injury and property damage coverages increased about 3%, while severity in our PIP coverage was down about 4%.

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
Our incurred frequency of auto accidents, on a calendar-year basis, was relatively flat in both 2014 and 2012 and increased about 2% in 2013, compared to the prior-year periods.

•
2014 – Our bodily injury coverage had a decline in frequency of about 2%. Frequency in our PIP coverage was down about 1%. Our property damage coverage frequency was relatively flat, while our collision coverage experienced an increase in frequency of about 1%.

•	2013 – Increases in frequency for our collision and property damage coverages contributed to the overall increase while frequency for our bodily injury and PIP coverages was relatively flat.

•
2012 – Our collision coverage had a decline in frequency of about 3%, primarily related to the mild winter weather experienced in the northern states during the first quarter 2012. Frequency in our PIP coverage was also down about 2%. In contrast, our bodily injury coverage had an increase in frequency of about 1%, but had still not returned to the higher frequency levels we experienced in 2010.

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
We experienced severe weather conditions in several areas of the country during each of the last three years. Hail storms, tornadoes, wind, and flooding contributed to catastrophe losses each year. Results included 0.6 points due to Superstorm Sandy in 2012. The following table shows catastrophe losses incurred for the years ended December 31:

($ in millions)	2014		2013		2012
Catastrophe losses incurred	$192.2		$175.1		$279.1
Increase to combined ratio	1.0	pts.	1.0	pts.	1.7	pts.
We continue to respond promptly to catastrophic storms when they occur in order to provide exemplary claims service to our customers.

App.-A-57

The table below presents the actuarial adjustments implemented and the loss reserve development experienced in the years ended December 31:

($ in millions)	2014		2013		2012
ACTUARIAL ADJUSTMENTS
Reserve decrease/(increase)
Prior accident years	$90.9		$62.4		$85.1
Current accident year	(81.3)		22.0		(48.3)
Calendar year actuarial adjustments	$9.6		$84.4		$36.8
PRIOR ACCIDENT YEARS DEVELOPMENT
Favorable/(Unfavorable)
Actuarial adjustments	$90.9		$62.4		$85.1
All other development	(66.8)		(107.5)		(107.1)
Total development	$24.1		$(45.1)		$(22.0)
(Increase)/decrease to calendar year combined ratio	0.1	pts.	(0.3	) pts.	(0.1	) pts.
Total development consists both of actuarial adjustments and “all other development.” The actuarial adjustments represent the net changes made by our actuarial department to both current and prior accident year reserves based on regularly scheduled reviews. Through these reviews, our actuaries identify and measure variances in the projected frequency and severity trends, which allows them to adjust the reserves to reflect the current costs. We report the prior accident years actuarial adjustments separately to reflect these adjustments as part of the total prior accident years’ development.
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
Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while incurring minimal variation from the date that the reserves are initially established until losses are fully developed. As reflected in the table above, we experienced minor reserve development in each of the last three years.

2014
•The favorable prior year reserve development was primarily attributable to accident year 2010.

•
Favorable reserve development in our Commercial Lines business was partially offset by unfavorable development in our Agency auto business. Our Direct auto business experienced slight favorable development.

•	The favorable reserve development in our Commercial Lines business was primarily related to favorable case reserve development on our high limit policies.

•	In Agency auto, the unfavorable development was primarily attributable to PIP loss reserves and adjusting and other LAE reserves.

App.-A-58

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

•	Lower than anticipated severity costs on case reserves were the primary contributor to the favorable development in our Direct auto business.

•	In our Commercial Lines business, we experienced unfavorable development due to higher frequency and severity on late emerging claims primarily in our bodily injury coverage for our truck business.

•
In our other businesses, we experienced unfavorable development primarily due to reserve increases in our run-off professional liability group business based on internal actuarial reviews of our claims history.

2012

•
The unfavorable prior year reserve development was primarily attributable to accident year 2011 and, to a lesser extent, accident year 2010. The aggregate reserve development for accident years 2009 and prior was favorable. Despite overall unfavorable reserve development, we did experience favorable reserve adjustments, primarily in our loss adjustment expenses and our personal auto bodily injury reserves for accident years 2009 and 2008.

•
Slightly more than half of the total unfavorable reserve development was attributable to our Commercial Lines business, with the remainder in our personal auto business. In our personal auto business, unfavorable development in the Agency channel was partially offset by favorable development in the Direct channel, primarily reflecting that the unfavorable development on our PIP coverage was more skewed to the Agency channel, and that our Direct business had favorable development on our collision coverage, as we experienced more subrogation recoveries in this channel.

•	Our personal auto product’s development was primarily attributable to unfavorable development in our Florida PIP and an increase in our estimate of bodily injury severity for accident year 2011.

•	Unfavorable development in our Commercial Lines business reflects higher than anticipated frequency and severity costs on late emerging claims and higher settlements on large losses.
We continue to focus on our loss reserve analysis, attempting to enhance accuracy and to further our understanding of our loss costs. A detailed discussion of our loss reserving practices can be found in our Report on Loss Reserving Practices, which was filed in a Form 8-K on August 8, 2014.
Because we are primarily an insurer of motor vehicles, our exposure as an insurer of environmental, asbestos, and general liability claims is limited. We have established reserves for these exposures, in amounts that we believe to be adequate based on information currently known. These exposures have not had and are not expected to have a material effect on our liquidity, financial condition, cash flows, or results of operations.

Underwriting Expenses
Progressive’s policy acquisition costs and other underwriting expenses, net of fees and other revenues, expressed as a percentage of net premiums earned decreased 0.5 points for both 2014 and 2013, respectively, over the prior-year periods. In both 2014 and 2013, our underwriting expenses grew at a slower rate than net premiums earned, due in part to an increase in earned premium per policy.

App.-A-59

C. Personal Lines

	Growth Over Prior Year
	2014	2013	2012
Net premiums written	8%	6%	8%
Net premiums earned	8%	7%	7%
Policies in force	2%	3%	4%
Progressive’s Personal Lines business writes insurance for personal autos and recreational vehicles and represented 90% of our total net premiums written for both 2014 and 2013 and 89% in 2012. We currently write our Personal Lines products in all 50 states. During 2014, we introduced our Agency auto product in Massachusetts. We are now serving all U.S. auto market/distribution combinations. We also offer our personal auto product (not special lines products) in the District of Columbia and on an Internet-only basis in Australia.
Personal auto represented 92% of our total Personal Lines net premiums written in 2014 and 91% in both 2013 and 2012. These auto policies are primarily written for 6-month terms. The remaining Personal Lines business is comprised of special lines products (e.g., motorcycles, watercraft, and RVs), which are written for 12-month terms, primarily in our Agency channel. Net premiums written for personal auto increased 8% in both 2014 and 2012 and 7% in 2013; special lines net premiums written grew 4% in both 2014 and 2012 and 5% in 2013. Personal auto policies in force increased 2% for 2014, 3% for 2013, and 4% for 2012; policies in force for the special lines products increased 1% in both 2014 and 2013 and 4% in 2012.
Our total Personal Lines business generated a 6.7% underwriting profit margin in 2014, which was widely distributed by product and state. In 2014, 46 states and the District of Columbia were profitable, including all of our 10 largest states. The special lines products had a favorable effect on the total Personal Lines combined ratio of 1.3 points in 2014, 1.0 point in 2013, and 0.6 points in 2012. In 2014, the lack of severe storms helped increase the profitability on our special lines products.
We report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by distribution channel.
The Agency Business

	Growth Over Prior Year
	2014	2012	2012
Net premiums written	5%	6%	7%
Net premiums earned	6%	6%	6%
Auto: policies in force	(2)%	1%	3%
new applications	(7)%	(3)%	0%
renewal applications	3%	2%	5%
written premium per policy	4%	5%	3%
Retention measures:
policy life expectancy - trailing 3-months	(7)%	1%	(6)%
trailing 12-months	(2)%	(5)%	0%
renewal ratio	0.1%	(0.1)%	0.2%
The Agency business includes business written by more than 35,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. The decrease in new application growth for 2014, compared to 2013, was due in part to rate increases applied to selected states in early 2014 to meet our margin targets and various actions taken to restrict writing unprofitable business, as well as actions by our competitors to increase their competitiveness in the marketplace. In 2014, we generated new Agency auto application growth in only18 states and the District of Columbia, including four of our top 10 Agency auto states.
Rate increases were the primary factor in the year-over-year increase in written premium per policy in each of the last three years. In 2014, written premium per policy for both new and renewal Agency auto business increased about 4%, compared to 2013. In addition, these rate increases also had an effect on policy life expectancy.
On a year-over-year basis, Agency auto quotes were relatively flat for 2014. We saw a significant increase in Agency auto quotes in 2013, reflecting very strong increases in quoting on third-party comparative rating systems, primarily driven by the

App.-A-60

addition of real-time comparative rating in California. Excluding the quote volume generated in California, our Agency auto quotes experienced a modest increase, compared to 2012. We saw a modest increase in Agency auto quotes in 2012. Our Agency auto rate of conversion (i.e., converting a quote to a sale) decreased in each of the last three years. The decline in conversion for 2014 was primarily due to rate increases taken in early 2014, as well as actions by our competitors to increase their competitiveness in the marketplace.
The Direct Business

	Growth Over Prior Year
	2014	2013	2012
Net premiums written	12%	7%	8%
Net premiums earned	11%	8%	8%
Auto: policies in force	7%	6%	4%
new applications	10%	6%	(2)%
renewal applications	8%	4%	7%
written premium per policy	3%	3%	3%
Retention measures:
policy life expectancy - trailing 3-months	(4)%	8%	(8)%
trailing 12-months	3%	(2)%	(2)%
renewal ratio	0.5%	0.3%	0.3%
The Direct business includes business written directly by Progressive on the Internet, through mobile devices, and over the phone. We experienced new application growth in our Direct auto business for 2014 due to an increase in demand, as well as improvement in conversion. Out of our top 10 Direct auto states, eight states experienced an increase in new auto applications in 2014, compared to nine states in 2013 and four states in 2012.
Written premium per policy for our Direct auto business increased in each of the last three years, primarily due to rate increases. Written premium per policy on both our new and renewal Direct auto business increased in 2014, with the increase for new business about 2% higher than the increase for renewal business.
Policy life expectancy decreased for 2014, using a trailing 3-month measure, reflecting rate increases taken in early 2014, but increased using a trailing 12-month measure due to large gains in the first half of 2014 from rate decreases taken in 2013.
In 2014, the total number of quotes in our Direct auto business reached new highs and increased 8%, on a year-over-year basis, driven by an increase in advertising, as well as increased quoting from mobile devices. In 2013, Direct auto quotes increased 15%, reflecting our strong brand, and an increase in advertising spend, which had a positive impact on our new business application growth. Direct auto quotes decreased 4% in 2012, reflecting decreases in both Internet quotes and quotes generated via the phone. The total Direct auto business conversion rate increased slightly in 2014, reflecting increases in conversion for both phone and Internet-initiated business. The rate of conversion in our Direct auto business decreased in 2013, particularly in conversion for Internet-initiated business, driven by 2012 rate increases and an increase in the number of quotes generated on a mobile device, which had a lower conversion rate. The rate of conversion in our Direct auto business was relatively flat in 2012, compared to the prior year.
The underwriting expense ratio for our Direct business decreased 0.6 points for 2014 and 0.5 points for 2013, compared to the prior year. Higher earned premium in both 2014 and 2013, compared to the prior years, was a primary contributor to the decrease in the underwriting expense ratio in both years. Year over year, total advertising spend was up 10% and 13% in 2014 and 2013, respectively. We remain focused on maintaining a well-respected brand and will continue to spend on advertising as long as we achieve our profitability targets. We continued to use "Flo" both in and out of the "Superstore" to provide fresh and engaging messages. During 2014, our Superstore campaign created and débuted its 100th commercial. In addition, we continued with our branding efforts utilizing the apron, which Progressive people metaphorically tie on as they work to improve the customer experience.

App.-A-61

D. Commercial Lines

	Growth Over Prior Year
	2014	2013	2012
Net premiums written	7%	2%	13%
Net premiums earned	4%	7%	12%
Policies in force	0%	(1)%	2%
New applications	1%	(6)%	3%
Renewal applications	1%	0%	1%
Written premium per policy	4%	5%	10%
Policy life expectancy - trailing 12-months	0%	(3)%	6%
Progressive’s Commercial Lines business writes primary liability, physical damage, and other auto-related insurance for automobiles and trucks owned and/or operated predominantly by small businesses, with the majority of our customers insuring approximately two vehicles. Our Commercial Lines business represented 10% of our total net premiums written in both 2014 and 2013 and 11% in 2012. Even though we continue to write over 90% of our Commercial Lines business through the Agency channel, net premiums written through the Direct channel increased by13% in 2014. This business operates in the following business market targets:

•	Business auto – autos, vans, and pick-up trucks used by small businesses, such as retailing, farming, services, and private trucking,

•	For-hire transportation – tractors, trailers, and straight trucks primarily used by regional general freight and expeditor-type businesses and non-fleet long-haul operators,

•	Contractor – vans, pick-up trucks, and dump trucks used by small businesses, such as artisans, heavy construction, and landscapers/snowplowers,

•	For-hire specialty – dump trucks, log trucks, and garbage trucks used by dirt, sand and gravel, logging, and coal-type businesses,

•	Tow – tow trucks and wreckers used in towing services and gas/service station businesses, and

•	For-hire livery – non-fleet (i.e., five or fewer vehicles) taxis, black-car services, and airport taxis.
Business auto is the largest business market target, measured by premium volume, and accounts for approximately one third of our total Commercial Lines premiums, while the for-hire transportation and contractor business market targets each account for about another 25%. Business auto and contractor together account for approximately 75% of the vehicles we insure in this business, while for-hire transportation accounts for about 10%. We currently write our Commercial Lines business in 49 states; we do not write Commercial Lines in Hawaii or the District of Columbia. The majority of our policies in this business are written for 12-month terms.
Our Commercial Lines business new applications increased slightly for 2014, due to a combination of lowering rates in our business auto and contractor business market targets, lifting some of the underwriting restrictions we placed on new business, and the tightening of general market conditions. The increase in written premium per policy, for 2014, primarily reflects rate increases taken throughout 2014, principally on new business in our truck product, which has higher average premium. Our Commercial Lines business policy life expectancy was flat for 2014, reflecting relative rate stability during the year.
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

App.-A-62

E. Other Indemnity
Our other indemnity businesses consist of managing our run-off businesses, including the run-off of our professional liability business, which was sold in 2010. Pursuant to our agreement with the purchaser of this business, from the date of sale through April 30, 2012, we continued to write these policies, principally directors and officers liability insurance for community banks. All professional liability insurance policies written in July 2010 and later were 100% reinsured. From August 2009 through June 2010, the substantial majority of the risks on this business were 100% reinsured and prior to August 2009, a majority of the risks on this business were reinsured.  We have only 15 policies in force as of December 31, 2014.

Our other indemnity businesses generated operating losses of $11.9 million, $10.8 million, and $5.8 million in 2014, 2013, and 2012, respectively. The losses primarily reflect actuarial reserve increases and adverse loss development on our run-off businesses, to the extent not reinsured.

F. Service Businesses
Our service businesses, which represent less than 1% of our total revenues and do not have a material effect on our overall operations, primarily include:

•
Commercial Auto Insurance Procedures/Plans (CAIP) – We are the only servicing carrier on a nationwide basis for CAIP, which are state-supervised plans servicing the involuntary market in 42 states and the District of Columbia. As a service provider, we provide policy issuance and claims adjusting services and collect fee revenue that is earned on a pro rata basis over the terms of the related policies, subject to a minimum servicing fee requirement; which is scheduled to expire on August 31, 2018. We cede 100% of the premiums and losses to the plans. Reimbursements to us from the CAIP plans are required by state laws and regulations. Material violations of contractual service standards can result in ceding restrictions for the affected business. We have maintained, and plan to continue to maintain, compliance with these standards. Any changes in our participation as a CAIP service provider would not materially affect our financial condition, results of operations, or cash flows.

•	Commission-Based Businesses – We have two commission-based service businesses:
In our Direct business, through Progressive Home Advantage®, we offer home, condominium, and renters insurance, among other products, written by unaffiliated insurance companies. We receive commissions for policies written under this program, all of which are used to offset the expenses associated with maintaining this program.
Through Progressive Commercial AdvantageSM, we offer our customers the ability to package their auto coverage with other commercial coverages that are written by unaffiliated insurance companies or placed with additional companies through unaffiliated insurance agencies. This program offers general liability and business owners policies throughout the continental United States and workers’ compensation coverage in 44 states as of December 31, 2014. We receive commissions for the policies written under this program, all of which are used to offset the expenses associated with maintaining this program.
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

App.-A-63

H. Income Taxes
Income taxes are comprised of net deferred tax assets and liabilities, as well as net current income taxes payable/recoverable.
Net deferred income tax assets/liabilities are disclosed on the balance sheets. At both December 31, 2014 and 2013, we reported net deferred tax liabilities. The $70.5 million increase in our deferred tax liability during 2014 was primarily due to unrealized gains in the investment portfolio and recognition of losses on sales of securities on which we had previously recorded other-than-temporary impairments.

A deferred tax asset/liability is a tax benefit/expense that is expected to be realized in a future tax return. At both December 31, 2014 and 2013, we determined that we did not need a valuation allowance on our gross deferred tax assets. Although realization of the gross deferred tax assets is not assured, management believes it is more likely than not that the gross deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.

At December 31, 2014, we had net current income taxes payable of $49.4 million, which were reported as part of "other liabilities," while at December 31, 2013, we had net current income taxes recoverable of $17.1 million, which were reported as part of "other assets."
There were no material changes in our uncertain tax positions during 2014.
See Note 5 – Income Taxes for further information.

App.-A-64

IV.   RESULTS OF OPERATIONS – INVESTMENTS
A. Portfolio Allocation
At year-end 2014, the fair value of our investment portfolio was $19.0 billion, approximately 5% greater than at year-end 2013, reflecting operating and investment returns that more than offset our capital transactions during the year, including share repurchases, debt servicing and retirement, and shareholder dividends. Our investment income (interest and dividends) decreased approximately 3% and 5% in 2014 and 2013, respectively, as compared to the prior years, reflecting lower yields in the portfolio for both periods. In 2014, we recognized $224.2 million in net realized gains, compared to $318.4 million and $306.8 million in 2013 and 2012, respectively.
The composition of the investment portfolio at December 31, was:

($ in millions)	Fair Value	% of Total Portfolio	Duration (years)	Rating[1]
2014
Fixed maturities	$13,549.2	71.2%	1.8	A+
Nonredeemable preferred stocks	827.5	4.4	2.8	BB+
Short-term investments	2,149.0	11.3	<.1	AA
Total fixed-income securities	16,525.7	86.9	1.6	A+
Common equities	2,492.3	13.1	na	na
Total portfolio[2,3]	$19,018.0	100.0%	1.6	A+

2013
Fixed maturities	$13,540.4	75.0%	2.1	AA-
Nonredeemable preferred stocks	711.2	3.9	1.3	BB+
Short-term investments	1,272.6	7.1	<.1	AA+
Total fixed-income securities	15,524.2	86.0	2.0	AA-
Common equities	2,530.5	14.0	na	na
Total portfolio[2,3]	$18,054.7	100.0%	2.0	AA-
na = not applicable

1 Represents ratings at December 31, 2014 and 2013. Credit quality ratings are assigned by nationally recognized statistical rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between AAA and AA+, we assign an internal rating of AAA-.
2 Our portfolio reflects the effect of unsettled security transactions and collateral on open derivative positions; at December 31, 2014, $31.3 million was included in "other liabilities," compared to $61.3 million at December 31, 2013.
3 The total fair value of the portfolio included $1.9 billion and $1.8 billion at December 31, 2014 and 2013, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.
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

App.-A-65

The following tables show the composition of our Group I and Group II securities at December 31, 2014 and 2013:

($ in millions)	Fair Value	% of Total Portfolio
2014
Group I securities:
Non-investment-grade fixed maturities	$842.2	4.4%
Redeemable preferred stocks[1]	178.6	0.9
Nonredeemable preferred stocks	827.5	4.4
Common equities	2,492.3	13.1
Total Group I securities	4,340.6	22.8
Group II securities:
Other fixed maturities[2]	12,528.4	65.9
Short-term investments	2,149.0	11.3
Total Group II securities	14,677.4	77.2
Total portfolio	$19,018.0	100.0%
2013
Group I securities:
Non-investment-grade fixed maturities	$592.1	3.3%
Redeemable preferred stocks[1]	210.1	1.2
Nonredeemable preferred stocks	711.2	3.9
Common equities	2,530.5	14.0
Total Group I securities	4,043.9	22.4
Group II securities:
Other fixed maturities[2]	12,738.2	70.5
Short-term investments	1,272.6	7.1
Total Group II securities	14,010.8	77.6
Total portfolio	$18,054.7	100.0%

1 Includes non-investment-grade redeemable preferred stocks of $78.0 million and $106.3 million at December 31, 2014 and 2013, respectively.
2 Includes investment-grade redeemable preferred stocks, with cumulative dividends, of $100.6 million at December 31, 2014 and $103.8 million at December 31, 2013.
To determine the allocation between Group I and Group II, we use the credit ratings from models provided by the National Association of Insurance Commissioners (NAIC) for classifying our residential and commercial mortgage-backed securities, excluding interest-only securities, and the credit ratings from nationally recognized statistical rating organizations (NRSROs) for all other debt securities. NAIC ratings are based on a model that considers the book price of our securities when assessing the probability of future losses in assigning a credit rating. As a result, NAIC ratings can vary from credit ratings issued by NRSROs. Management believes NAIC ratings more accurately reflect our risk profile when determining the asset allocation between Group I and II securities.
Unrealized Gains and Losses
As of December 31, 2014, our portfolio had pretax net unrealized gains, recorded as part of accumulated other comprehensive income, of $1,572.2 million, compared to $1,456.9 million at December 31, 2013.
During the year, the net unrealized gains in our fixed-income portfolio decreased $8.4 million, primarily the result of sales of securities with net realized gains in our U.S. Treasury, corporate, and preferred stock portfolios. The contributions by individual sector to the fixed-income portfolio change in net unrealized gains are discussed below. The net unrealized gains in our common stock portfolio increased $123.7 million during 2014, reflecting positive returns in the broad equity market, adjusting for net gains recognized on security sales.
See Note 2 – Investments for a further break-out of our gross unrealized gains and losses.

App.-A-66

Other-Than-Temporary Impairment (OTTI)
Realized losses may include write-downs of securities determined to have had an other-than-temporary decline in fair value. The write-down activity recorded in the comprehensive income statements for the years ended December 31, was as follows:

(millions)	Total Write-downs	Write-downs on Securities Sold	Write-downs on Securities Held at Period End
2014
Prime collateralized mortgage obligations	$0	$0	$0
Alt-A collateralized mortgage obligations	0	0	0
Home equity (sub-prime bonds)	0	0	0
Total residential mortgage-backed securities	0	0	0
Commercial mortgage-backed securities: interest only	0	0	0
Total fixed income	0	0	0
Common equities	7.9	(0.7)	7.2
Total portfolio	$7.9	$(0.7)	$7.2
2013
Prime collateralized mortgage obligations	$0.1	$0	$0.1
Alt-A collateralized mortgage obligations	0	0	0
Home equity (sub-prime bonds)	0.5	0	0.5
Total residential mortgage-backed securities	0.6	0	0.6
Commercial mortgage-backed securities: interest only	0	0	0
Total fixed income	0.6	0	0.6
Common equities	5.5	0	5.5
Total portfolio	$6.1	$0	$6.1
2012
Prime collateralized mortgage obligations	$0.7	$0	$0.7
Alt-A collateralized mortgage obligations	0.1	0	0.1
Home equity (sub-prime bonds)	0.8	0	0.8
Total residential mortgage-backed securities	1.6	0	1.6
Commercial mortgage-backed securities: interest only	0.1	0	0.1
Total fixed income	1.7	0	1.7
Common equities	6.3	(4.5)	1.8
Total portfolio	$8.0	$(4.5)	$3.5
See Critical Accounting Policies, Other-Than-Temporary Impairment, for a complete discussion on our analysis regarding our treatment of OTTI.

App.-A-67

Fixed-Income Securities
The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. The fixed-maturity securities and short-term investments, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2014		2013
Investment-grade fixed maturities:[1]
Short/intermediate term	$14,006.7	89.2%	$13,571.5	91.6%
Long term	43.9	0.3	58.2	0.4
Non-investment-grade fixed maturities:[1,2]
Short/intermediate term	1,625.6	10.4	1,132.5	7.7
Long term	22.0	0.1	50.8	0.3
Total	$15,698.2	100.0%	$14,813.0	100.0%

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
2 Non-investment-grade fixed-maturity securities are non-rated or have a credit quality rating of an equivalent BB+ or lower, classified by ratings from NRSROs. The non-investment-grade securities based upon NAIC ratings and our Group I modeling were $920.2 million and $698.4 million at December 31, 2014 and 2013, respectively.

The increase in the dollar amount of our NRSRO non-investment-grade fixed maturities since December 31, 2013, was primarily due to purchases of corporate debt and residential mortgage-backed securities; we did not have any material credit rating downgrades during the year.

A primary exposure for the fixed-income portfolio is interest rate risk, which is managed by maintaining the portfolio’s duration (a measure of the portfolio's exposure to changes in interest rates) between 1.5 and 5 years. Interest rate risk includes the change in value resulting from movements in the underlying market rates of debt securities held. The duration of the fixed-income portfolio was 1.6 years at December 31, 2014, compared to 2.0 years at December 31, 2013, reflecting our preference for shorter duration positioning during times of low interest rates. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) is monitored on a regular basis.
The duration distribution of our fixed-income portfolio, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, was:

Duration Distribution	2014	2013
1 year	36.1%	26.9%
2 years	19.4	24.9
3 years	15.0	23.4
5 years	23.8	22.2
10 years	5.7	2.6
Total fixed-income portfolio	100.0%	100.0%
Another primary exposure related to the fixed-income portfolio is credit risk. This risk is managed by maintaining an A+ minimum average portfolio credit quality rating, as defined by NRSROs.

App.-A-68

The credit quality distribution of the fixed-income portfolio was:

Rating	2014	2013
AAA	45.5%	50.8%
AA	13.2	12.7
A	10.2	8.2
BBB	18.4	18.2
Non-investment grade/non-rated[1]	12.7	10.1
Total fixed-income portfolio	100.0%	100.0%

1The ratings in the table above are assigned by NRSROs. The non-investment grade fixed-income securities based upon our Group I classification represented 8.3% of the total fixed-income portfolio at December 31, 2014, compared to 7.1% at December 31, 2013.

The changes in credit quality profile from December 31, 2013 were the result of a shift in the mix of the investment portfolio in the various credit categories and not due to downgrades in credit quality of the securities we held.
Our portfolio is also exposed to concentration risk. Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state’s general obligation bonds, to 2.5% of shareholders’ equity, while the single issuer guideline on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders’ equity. Additionally, the guideline applicable to any state’s general obligation bonds is 6% of shareholders’ equity. Our credit risk guidelines limit single issuer exposure; however, we also consider sector concentration a risk, and we frequently evaluate the portfolio’s sector allocation with regard to internal requirements and external market factors. We consider concentration risk both overall and in the context of individual asset classes, including but not limited to common equities, residential and commercial mortgage-backed securities, municipal bonds, and high-yield bonds. At December 31, 2014, we were within all of the constraints described above.

We monitor prepayment and extension risk, especially in our structured product and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended has a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. Our holdings of different types of structured debt and preferred securities help minimize this risk. During 2014, we did not experience significant prepayment or extension of principal relative to our cash flow expectations in the portfolio.
Liquidity risk is another risk factor we monitor. Our overall portfolio remains very liquid and is sufficient to meet expected liquidity requirements. The short-to-intermediate duration of our portfolio provides an additional source of liquidity, as we expect approximately $2.7 billion, or 23%, of principal repayment from our fixed-income portfolio, excluding U.S. Treasury Notes and short-term investments, during 2015. Cash from interest and dividend payments provides an additional source of recurring liquidity.
Included in the fixed-income portfolio are U.S. government obligations, which include U.S. Treasury Notes and interest rate swaps. Although the interest rate swaps are not obligations of the U.S. government, they are recorded in this portfolio as the change in fair value is correlated to movements in the U.S. Treasury market. The duration of these securities was comprised of the following at December 31, 2014:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes
Less than two years	$2,293.1	1.2
Two to five years	217.9	2.9
Five to ten years	140.3	7.6
Total U.S. Treasury Notes	2,651.3	1.7
Interest Rate Swaps
Five to ten years ($750 notional value)	15.8	(7.9)
Total U.S. government obligations	$2,667.1	(0.6)

App.-A-69

The interest rate swap positions show a fair value of $15.8 million as they were in an overall asset position at year-end, which is fully collateralized by cash payments received from the counterparty. The liability associated with the cash collateral received is reported in the “other liabilities” section of the consolidated balance sheets. The negative duration of the interest rate swaps is due to the positions being short interest-rate exposure (i.e., receiving a variable-rate coupon). In determining duration, we add the interest rate sensitivity of our interest rate swap positions to that of our Treasury holdings, but do not add the notional value of the swaps to our Treasury holdings in order to calculate an unlevered duration for the portfolio.

ASSET-BACKED SECURITIES
Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gains (Losses)	% of Asset- Backed Securities	Duration (years)	Rating (at period end)
2014
Residential mortgage-backed securities:
Prime collateralized mortgage obligations	$499.8	$1.3	8.9%	0.8	A-
Alt-A collateralized mortgage obligations	224.1	2.4	4.0	1.0	BBB
Collateralized mortgage obligations	723.9	3.7	12.9	0.9	BBB+
Home equity (sub-prime bonds)	934.6	20.0	16.7	<.1	BBB-
Residential mortgage-backed securities	1,658.5	23.7	29.6	0.3	BBB
Commercial mortgage-backed securities:
Commercial mortgage-backed securities	2,139.6	30.3	38.1	3.2	AA-
Commercial mortgage-backed securities: interest only	176.0	6.4	3.1	2.8	AAA-
Commercial mortgage-backed securities	2,315.6	36.7	41.2	3.2	AA-
Other asset-backed securities:
Automobile	815.7	0.6	14.5	0.9	AAA
Credit card	284.2	0.5	5.1	0.8	AAA
Other[1]	538.8	1.9	9.6	1.1	AAA-
Other asset-backed securities	1,638.7	3.0	29.2	0.9	AAA-
Total asset-backed securities	$5,612.8	$63.4	100.0%	1.7	AA-
2013
Residential mortgage-backed securities:
Prime collateralized mortgage obligations	$294.6	$4.4	6.7%	0.8	A-
Alt-A collateralized mortgage obligations	143.8	3.4	3.3	1.1	A-
Collateralized mortgage obligations	438.4	7.8	10.0	0.9	A-
Home equity (sub-prime bonds)	689.5	10.0	15.8	<.1	BBB-
Residential mortgage-backed securities	1,127.9	17.8	25.8	0.2	BBB
Commercial mortgage-backed securities:
Commercial mortgage-backed securities	2,038.6	(0.1)	46.7	3.2	AA
Commercial mortgage-backed securities: interest only	121.9	6.2	2.8	2.4	AAA-
Commercial mortgage-backed securities	2,160.5	6.1	49.5	3.1	AA+
Other asset-backed securities:
Automobile	494.1	2.9	11.3	1.2	AAA
Credit card	59.7	1.7	1.4	1.7	AAA
Other[1]	523.9	(0.1)	12.0	1.2	AAA-
Other asset-backed securities	1,077.7	4.5	24.7	1.2	AAA-
Total asset-backed securities	$4,366.1	$28.4	100.0%	1.9	AA-

1 Includes equipment leases, manufactured housing, and other types of structured debt.

App.-A-70

The increase in asset-backed securities since December 31, 2013, was mainly in our residential mortgage-backed securities and in our other asset-backed securities, where we acquired a combination of automobile and credit card receivable-backed securities. The securities acquired in the residential mortgage-backed sector were primarily short duration (less than one year) with sufficient collateral, based on our analysis, to mitigate the risk of loss, while the securities in the other asset-backed category were AAA rated paper primarily with durations less than one year. These securities provided additional portfolio yield without significantly increasing our credit or duration risk over that of comparable short-term investments.
Collateralized Mortgage Obligations The following table details the credit quality rating and fair value of our CMOs, along with the loan classification and a comparison of the fair value at December 31, 2014, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Collateralized Mortgage Obligations (at December 31, 2014)
($ in millions) Rating[1]	Non-agency prime	Alt-A	Government/GSE[2]	Total	% of Total
AAA	$66.4	$0	$5.9	$72.3	10.0%
AA	13.8	16.6	1.6	32.0	4.4
A	274.2	111.2	0	385.4	53.3
BBB	51.9	38.7	0	90.6	12.5
Non-investment grade	86.0	57.6	0	143.6	19.8
Total	$492.3	$224.1	$7.5	$723.9	100.0%
Increase (decrease) in value	(0.1)%	1.1%	14.0%	0.4%

1 The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings, all of our CMOs are rated investment grade and classified as Group II.
2 The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).

The majority of our CMO portfolio is composed of non-agency mortgage securities. In the largest part of this portfolio, we take advantage of the securitization structure to have an underlying bond split into senior and subordinated classes. In this way, we can add extra credit support to our position. We will choose how much credit support we feel is necessary to protect our position from potential credit losses.

Home-Equity Securities The following table shows the credit quality rating of our home-equity securities, along with a comparison of the fair value at December 31, 2014, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Home Equity Securities (at December 31, 2014)
($ in millions) Rating[1]	Total	% of Total
AAA	$26.9	2.9%
AA	14.2	1.5
A	133.0	14.2
BBB	216.9	23.2
Non-investment grade	543.6	58.2
Total	$934.6	100.0%
Increase (decrease) in value	2.2%

1 The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings, all of our home equity securities are rated investment grade and classified as Group II.

We added to our home-equity exposure in 2014. We feel that the market for home equity loan-backed bonds continues to trade with greater return potential than other sectors with comparable risk characteristics. This is most likely due to the negative performance of this sector during the last recession. We look for securities where we feel potential losses are mitigated by credit support.

App.-A-71

Commercial Mortgage-Backed Securities The following table details the credit quality rating and fair value of our CMBS bond and IO portfolios:

Commercial Mortgage-Backed Securities (at December 31, 2014)[1]
($ in millions) Category	AAA	AA	A	BBB	Non-Investment Grade	Total	% of Total
Multi-borrower	$469.4	$83.7	$0	$0	$23.6	$576.7	24.9%
Single-borrower	637.9	281.8	243.6	382.9	16.7	1,562.9	67.5
Total CMBS bonds	1,107.3	365.5	243.6	382.9	40.3	2,139.6	92.4
IO	173.4	0	0	0	2.6	176.0	7.6
Total fair value	$1,280.7	$365.5	$243.6	$382.9	$42.9	$2,315.6	100.0%
% of Total fair value	55.3%	15.8%	10.5%	16.5%	1.9%	100.0%

1 The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings, all of our CMBS bonds are rated investment grade and classified as Group II.

During the year, we increased our allocation to single borrower and floating rate large loan issuances. We have elected to add these securities to our portfolio mix because we believe these transactions provide for the opportunity to select investments based on real estate and underwriting that fit our preferred credit risk and duration profile. Our multi-borrower, fixed-rate CMBS portfolio is concentrated in vintages with more conservative underwriting. We have been very selective with regard to vintage in pre-crisis (legacy) issuances, with a very small allocation to the aggressive 2006-2008 vintages. Also, we have not purchased any new issue fixed-rate, multi-borrower securities since 2012, as we feel that underwriting standards were less stringent and these loans may have more difficulty refinancing at maturity.
With the exception of $167.1 million in Freddie Mac senior multi-family IOs, we have no multi-borrower deal IOs originated after 2006.
MUNICIPAL SECURITIES
Included in the fixed-income portfolio at December 31, 2014 and 2013, were $2,139.2 million and $2,256.0 million, respectively, of state and local government obligations. These securities had a duration of 3.0 years and an overall credit quality rating of AA (excluding the benefit of credit support from bond insurance) at December 31, 2014, compared to 3.1 years and AA at December 31, 2013. These securities had net unrealized gains of $43.5 million and $8.7 million at December 31, 2014 and 2013, respectively.

During 2014, we modestly reduced our exposure to municipals as a percentage of the aggregate portfolio, as the asset class became slightly less attractive on a relative value basis. While holding the duration of our municipal holdings relatively constant, our additions to the portfolio were slightly longer than existing holdings, to take advantage of a steep yield curve. The credit quality of our municipal holdings in aggregate were unchanged year over year, at AA. We continue to have a strong preference for high-quality revenue bonds, and for general obligation bonds issued primarily at the state level.

The following table details the credit quality rating of our municipal securities at December 31, 2014, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2014)
(millions) Rating	General Obligations	Revenue Bonds	Total
AAA	$346.1	$467.3	$813.4
AA	315.8	642.2	958.0
A	0	344.3	344.3
BBB	0	23.3	23.3
Non-investment grade/non-rated	0	0.2	0.2
Total	$661.9	$1,477.3	$2,139.2

App.-A-72

Included in revenue bonds were $795.3 million of single family housing revenue bonds issued by state housing finance agencies, of which $453.0 million were supported by individual mortgages held by the state housing finance agencies and $342.3 million were supported by mortgage-backed securities. Of the programs supported by mortgage-backed securities, approximately 25% were collateralized by Fannie Mae and Freddie Mac mortgages; the remaining 75% were collateralized by Ginnie Mae loans, which are fully guaranteed by the U.S. government. Of the programs supported by individual mortgages held by the state housing finance agencies, the overall credit quality rating was AA+. Most of these mortgages were supported by FHA, VA, or private mortgage insurance providers.
CORPORATE SECURITIES
Included in our fixed-income securities at December 31, 2014 and 2013, were $2,836.7 million and $2,926.6 million, respectively, of corporate securities. These securities had a duration of 3.3 years at both December 31, 2014 and 2013 and an overall credit quality rating of BBB- and BBB at December 31, 2014 and 2013, respectively. These securities had net unrealized gains of $22.5 million and $40.0 million at December 31, 2014 and 2013, respectively.

We witnessed a significant increase in volatility in corporate security spreads during 2014. As spreads in both the investment grade and high yield markets tightened in the first half of the year, we sold assets that we viewed to be overvalued. In the second half of 2014, a combination of European economic worries and a sharp decline in commodities caused spreads to widen out to attractive levels. We took advantage of these wider spreads to add exposure in bonds with an appealing risk-return profile.

The table below shows the exposure break-down by sector and rating at year-end:

Corporate Securities (at December 31, 2014)
(millions) Sector	AA	A	BBB	Non-Investment Grade/Non-Rated	Total
Consumer	$0	$146.1	$442.5	$401.7	$990.3
Industrial	0	57.0	433.2	222.1	712.3
Communications	0	47.3	349.8	44.3	441.4
Financial Services	30.3	81.4	343.8	167.5	623.0
Technology	0	0	0	4.0	4.0
Basic Materials	0	0	56.1	0	56.1
Energy	0	0	9.6	0	9.6
Total	$30.3	$331.8	$1,635.0	$839.6	$2,836.7
We held $483.9 million of U.S. dollar-denominated corporate bonds issued by companies that are domiciled, or whose parent companies are domiciled, in the U.K. and other European companies, primarily in the consumer, industrial, energy, and communications industries. We had no direct exposure to southern European-domiciled companies at December 31, 2014.
PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE
We hold both redeemable (i.e., mandatory redemption dates) and nonredeemable (i.e., perpetual with call dates) preferred stocks. At December 31, 2014, we held $279.2 million in redeemable preferred stocks and $827.5 million in nonredeemable preferred stocks, compared to $313.9 million and $711.2 million, respectively, at December 31, 2013.
Our preferred stock portfolio had net unrealized gains of $213.7 million and $268.6 million at December 31, 2014 and 2013, respectively.

Our preferred portfolio had a strong return in 2014, due in part to a rebound from lower prices due to fears of interest rate increases in 2013. Also, because of their higher risk, preferred stocks offer a higher yield than the majority of the fixed-income portfolio. We continue to view preferred stocks as an attractive sector and consequently added to the portfolio in 2014 as several new issues came to market.

App.-A-73

Approximately 59% of our preferred stock securities are fixed-rate securities, and 41% are floating-rate securities. All of our preferred securities have call or mandatory redemption features. Of our fixed-rate securities, approximately 97% will convert to floating-rate dividend payments if not called at their initial call date, providing some protection against extension risk in the event the issuer elects not to call such securities at their initial call date.
Our preferred stock portfolio had a duration of 2.3 years at December 31, 2014, compared to 2.0 years at December 31, 2013. The interest rate duration of our preferred securities is calculated to reflect the call, floor, and floating rate features. Although a preferred security may remain outstanding if not called, its interest rate duration will reflect the variable nature of the dividend. The overall credit quality rating was BB+ at December 31, 2014 and 2013. Our non-investment-grade preferred stocks were with issuers that primarily maintain investment-grade senior debt ratings. The table below shows the exposure break-down by sector and rating at year-end:

Preferred Stocks (at December 31, 2014)
(millions) Sector	BBB	Non-Investment Grade/ Non- Rated	Total
Financial Services
U.S. banks	$357.6	$260.7	$618.3
Foreign banks	30.9	22.1	53.0
Insurance holdings	44.1	167.3	211.4
Other financial institutions	5.8	36.9	42.7
Total financial services	438.4	487.0	925.4
Industrials	73.9	42.0	115.9
Utilities	65.4	0	65.4
Total	$577.7	$529.0	$1,106.7

We also face the risk that dividend payments on our preferred stock holdings could be deferred for one or more periods or skipped entirely. As of December 31, 2014, all of our preferred securities continued to pay their dividends in full and on time. Approximately 67% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable.
We held $77.8 million of U.S. dollar-denominated nonredeemable preferred stocks issued by financial institutions that are domiciled, or whose parent companies are domiciled, in the U.K. We had no direct exposure to southern European-domiciled companies at December 31, 2014.
Common Equities
Common equities, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2014		2013
Indexed common stocks	$2,192.1	87.9%	$2,244.6	88.6%
Managed common stocks	299.8	12.0	285.4	11.3
Total common stocks	2,491.9	99.9	2,530.0	99.9
Other risk investments	0.4	0.1	0.5	0.1
Total common equities	$2,492.3	100.0%	$2,530.5	100.0%
In our indexed common stock portfolio, our individual holdings are selected based on their contribution to the correlation with the index. For both periods reported in the table above, the GAAP basis total return was within the desired tracking error when compared to the Russell 1000 Index. We held 663 out of 1,043, or 64%, of the common stocks comprising the Russell 1000 Index at December 31, 2014, which made up 87% of the total market capitalization of the index.
The actively managed common stock portfolio is managed by two external investment managers. At December 31, 2014, the fair value of the actively managed portfolio was $299.8 million, compared to a cost basis of $248.6 million.
Other risk investments include private equity investments and limited partnership interests in private equity and mezzanine investment funds, which have no off-balance-sheet exposure or contingent obligations.

App.-A-74

The following is a summary of our indexed common stock portfolio holdings by sector compared to the Russell 1000 Index composition:

Sector	Equity Portfolio Allocation at December 31, 2014	Russell 1000 Allocation at December 31, 2014	Russell 1000 Sector Return in 2014
Consumer discretionary	15.1%	15.0%	9.5%
Consumer staples	7.6	7.9	17.0
Financial services	18.3	19.0	14.7
Health care	13.6	13.5	26.0
Materials and processing	3.7	4.1	5.5
Other energy	7.9	7.9	(8.6)
Producer durable	10.0	11.0	9.8
Technology	17.0	16.4	20.3
Utilities	5.0	5.2	16.3
Other equity	1.8	NA	NA
Total common stocks	100.0%	100.0%	13.2%
NA = Not Applicable

Derivative Instruments
CASH FLOW HEDGES
We issued $350 million of 4.35% Senior Notes in April 2014. Upon issuance, we closed a forecasted debt issuance hedge and recognized a $1.6 million pretax loss as part of accumulated other comprehensive income (loss). During 2014, we repurchased, in the open market, $44.3 million in aggregate principal amount of our 6.70% Debentures and reclassified $0.5 million, on a pretax basis, of the unrealized gain on forecasted transactions from accumulated other comprehensive income on the balance sheet to net realized gains on securities on the comprehensive income statement. See Note 2 – Investments for further discussion.

INTEREST RATE SWAPS
We invest in interest rate swaps primarily to manage the fixed-income portfolio duration. The $750 million notional value swaps reflected a loss for 2014, as interest rates have fallen during the year. These positions reflected a gain for 2013 as interest rates rose during the year. The losses on the $1,263 million notional value swaps during 2013 and 2012 reflected a decline in rates during the applicable periods. The following table summarizes our interest rate swap activity:

							Net Realized Gains (Losses)
							Years ended
(millions)	Date			Notional Value			December 31,
Term	Effective	Maturity	Coupon	2014	2013	2012	2014	2013	2012
Open:
10-year	04/2013	04/2023	Receive variable	$150	$150	$0	$(12.9)	$11.9	$0
10-year	04/2013	04/2023	Receive variable	185	185	0	(15.9)	14.8	0
10-year	04/2013	04/2023	Receive variable	415	415	0	(35.8)	33.1	0
5-year	05/2011	05/2016	Receive variable	0	0	400	0	0	(10.5)
5-year	08/2011	08/2016	Receive variable	0	0	500	0	0	(13.5)
9-year	12/2009	01/2019	Receive variable	0	0	363	0	0	(18.7)
Total open positions				$750	$750	$1,263	$(64.6)	$59.8	$(42.7)
Closed:
5-year	NA	NA	Receive variable	$0	$400	$0	$0	$(1.0)	$0
5-year	NA	NA	Receive variable	0	500	0	0	(1.6)	0
9-year	NA	NA	Receive variable	0	363	0	0	(1.4)	0
Total closed positions				$0	$1,263	$0	$0	$(4.0)	$0
Total interest rate swaps							$(64.6)	$55.8	$(42.7)
NA = Not Applicable

App.-A-75

CORPORATE CREDIT DEFAULT SWAPS
We invest in corporate credit default swaps primarily to manage the fixed-income portfolio credit risk. The following table summarizes our corporate credit default swap activity:

(millions)	Date		Bought or Sold Protection	Notional Value			Net Realized Gains (Losses)
							Years ended
							December 31,
Term	Effective	Maturity		2014	2013	2012	2014	2013	2012
Closed:
5-year	NA	NA	Bought	$0	$0	$25	$0	$0	$(1.0)
Total corporate swaps							$0	$0	$(1.0)
NA = Not Applicable

B. Investment Results
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

Investment income (interest and dividends, before investment and interest expenses) decreased 3% for 2014, compared to a decrease of 5% for 2013, and a decrease of 8% for 2012. The reductions in all three periods were primarily the result of decreases in investment yields; partially offset by increases in average assets.

The following summarizes investment results for the years ended December 31:

	2014	2013	2012
Pretax recurring investment book yield	2.4%	2.6%	2.9%
Weighted average FTE book yield	2.7%	2.9%	3.2%
FTE total return:
Fixed-income securities	3.2%	1.7%	5.5%
Common stocks	12.6%	32.8%	16.7%
Total portfolio	4.5%	5.4%	6.8%
A further break-down of our FTE total returns for our portfolio, including the net gains (losses) on our derivative positions, for the years ended December 31, follows:

	2014	2013	2012
Fixed-income securities:
U.S. Treasury Notes	(0.3)%	1.6%	(0.2)%
Municipal bonds	6.0%	2.3%	4.6%
Corporate bonds	3.8%	1.8%	7.3%
Commercial mortgage-backed securities	5.1%	0.1%	7.0%
Collateralized mortgage obligations	2.6%	3.6%	10.8%
Asset-backed securities	2.8%	2.2%	4.9%
Preferred stocks	11.3%	3.7%	23.3%
Common stocks:
Indexed	14.3%	33.8%	17.0%
Actively managed	2.9%	27.1%	13.7%

The decline in FTE total return during 2014 reflects lower equity market returns in 2014, compared to 2013.

App.-A-76

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
A. Loss and LAE Reserves
Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2014, we had $7.7 billion of net loss and LAE reserves, which included $6.1 billion of case reserves and $1.6 billion of incurred but not recorded (IBNR) reserves.
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
In analyzing the ultimate accident year loss and LAE experience, our actuarial staff reviews in detail, at the subset level, frequency (number of losses per earned car year), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year) of loss, as well as the frequency and severity of our LAE costs. The loss ratio, a primary measure of loss experience, is equal to the product of frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses is not estimated. The actual frequency experienced will vary depending on the change in mix of class of drivers insured by Progressive, but the frequency projections for these lines of business is generally stable in the short term, because a large majority of the parties involved in an accident report their claims within a short time period after the occurrence. The severity experienced by Progressive is much more difficult to estimate, especially for injury claims, since severity is affected by changes in underlying costs, such as medical costs, jury verdicts, and regulatory changes. In addition, severity will vary relative to the change in our mix of business by limit.
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
The manner in which we consider and analyze the multitude of influences on the historical data, as well as how loss reserves affect our financial results, is discussed in more detail in our Report on Loss Reserving Practices, which was filed on August 8, 2014 via Form 8-K. There have been no significant changes to our reserving practices since this report was filed.

App.-A-77

At December 31, 2014, Progressive had $8.9 billion of carried gross reserves and $7.7 billion of net reserves (net of reinsurance recoverables on unpaid losses). Our net reserve balance implicitly assumes that the loss and LAE severity for accident year 2014 over accident year 2013 would increase by 3.8% for personal auto liability and decrease by 0.4% for commercial auto liability. Personal auto liability and commercial auto liability reserves represent approximately 98% of our total carried net reserves. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlement. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.
The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2014, if during 2015 we were to experience the indicated change in our estimate of severity for the 2014 accident year (i.e., claims that occurred in 2014):

	Estimated Changes in Severity for Accident Year 2014
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$5,851.4	$6,002.0	$6,152.6	$6,303.2	$6,453.8
Commercial auto liability	1,315.2	1,333.6	1,352.0	1,370.4	1,388.8
Other[1]	166.9	166.9	166.9	166.9	166.9
Total	$7,333.5	$7,502.5	$7,671.5	$7,840.5	$8,009.5

1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2014 accident year would affect our personal auto liability reserves by $75.3 million and our commercial auto reserves by $9.2 million.
Our 2014 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2014, 2013, and 2012, in the aggregate, accounted for approximately 92% of our reserve balance. If during 2015 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2014, 2013, and 2012), the effect to our year-end 2014 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2014, 2013, and 2012
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$5,306.2	$5,729.4	$6,152.6	$6,575.8	$6,999.0
Commercial auto liability	1,241.6	1,296.8	1,352.0	1,407.2	1,462.4
Other[1]	166.9	166.9	166.9	166.9	166.9
Total	$6,714.7	$7,193.1	$7,671.5	$8,149.9	$8,628.3

1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2014, 2013, and 2012 accident years would affect our personal auto liability reserves by $211.6 million and our commercial auto reserves by $27.6 million.

App.-A-78

Our best estimate of the appropriate amount for our reserves as of year-end 2014 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is “reasonably likely” to occur. The above tables show the possible favorable or unfavorable development we will realize if our estimates miss by 2% or 4%. During 2014, our estimate of the needed reserves at the end of 2013 decreased 0.3%. The following table shows how we have performed against this goal over the last ten years:

($ in millions)
For the years ended December 31,	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Loss and LAE Reserves-net[1]	$4,948.5	$5,313.1	$5,363.6	$5,655.2	$5,932.9	$6,123.6	$6,366.9	$6,460.1	$6,976.3	$7,433.8	$7,671.5
Re-estimated reserves as of:
One year later	4,592.6	5,066.2	5,443.9	5,688.4	5,796.9	5,803.2	6,124.9	6,482.1	7,021.4	7,409.7
Two years later	4,485.2	5,130.5	5,469.8	5,593.8	5,702.1	5,647.7	6,074.4	6,519.6	6,994.7	—
Three years later	4,501.6	5,093.6	5,381.9	5,508.0	5,573.8	5,575.0	6,075.9	6,495.4	—	—
Four years later	4,471.0	5,046.7	5,336.5	5,442.1	5,538.5	5,564.6	6,050.6	—	—	—
Five years later	4,475.5	5,054.6	5,342.8	5,452.8	5,580.0	5,605.6	—	—	—	—
Six years later	4,486.4	5,060.8	5,352.8	5,475.6	5,609.1	—	—	—	—	—
Seven years later	4,486.3	5,070.2	5,369.7	5,501.3	—	—	—	—	—	—
Eight years later	4,493.3	5,081.7	5,391.2	—	—	—	—	—	—	—
Nine years later	4,497.5	5,100.6	—	—	—	—	—	—	—	—
Ten years later	4,518.8	—	—	—	—	—	—	—	—	—
Cumulative Development:
Favorable(Unfavorable)	$429.7	$212.5	$(27.6)	$153.9	$323.8	$518.0	$316.3	$(35.3)	$(18.4)	$24.1
Percentage[2]	8.7	4.0	(0.5)	2.7	5.5	8.5	5.0	(0.5)	(0.3)	0.3

1 Represents loss and LAE reserves net of reinsurance recoverables on net unpaid losses at the balance sheet date.
2 Cumulative development ÷ loss and LAE reserves.
Note: The chart above represents the development of the property-casualty loss and LAE reserves for 2004 through 2013. The last line in the triangle for each year represents the following:
Re-estimated reserves = Total amount paid to-date + Re-estimated liability for unpaid losses and LAE-net
Changes in the estimated severity and the actual number of late reported claims are the cause of the change in our re-estimated reserves from year to year. The cumulative development represents the aggregate change in our estimates over all years.
Our bodily injury severity change was much lower than we expected between 2004 and 2005; thus, the reserve run-off for these years was very favorable following the end of each year. The favorable reserve development for 2007 through 2010 was about 3% to 9% of our original carried reserves, which primarily reflects the decreases in severity between our original estimate and what we experienced in both our personal auto and commercial auto businesses during that period. For each of the last three years, we experienced very minimal development, or less than 1% of our original estimate.
Because Progressive is primarily an insurer of motor vehicles, we have minimal exposure as an insurer of environmental, asbestos, and general liability claims.

App.-A-79

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
When a security in our fixed-maturity portfolio has an unrealized loss and we intend to sell the security, or it is more likely than not that we will be required to sell the security, we write down the security to its current fair value and recognize the entire unrealized loss through the comprehensive income statement as a realized loss. If a fixed-maturity security has an unrealized loss and it is more likely than not that we will hold the debt security until recovery (which could be maturity), then we determine if any of the decline in value is due to a credit loss (i.e., where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security) and, if so, we will recognize that portion of the impairment in net income as part of the comprehensive income statement as a realized loss; any remaining unrealized loss on the security is considered to be due to other factors (e.g., interest rate and credit spread movements) and is reflected in other comprehensive income as part of shareholders’ equity, along with unrealized gains or losses on securities that are not deemed to be other-than-temporarily impaired.
The following table stratifies the gross unrealized losses in our fixed-income and common equity portfolios at December 31, 2014, by the duration in a loss position and magnitude of the loss as a percentage of the cost of the security:

	Fair Value	Total Gross Unrealized Losses	Decline of Investment Value
(millions)			>15%	>25%	>35%	>45%
Fixed income:
Unrealized loss for less than 12 months	$3,000.7	$16.6	$0	$0	$0	$0
Unrealized loss for 12 months or greater	1,148.7	22.5	0	0	0	0
Total	$4,149.4	$39.1	$0	$0	$0	$0
Common equity:
Unrealized loss for less than 12 months	$61.8	$9.6	$4.8	$0	$0	$0
Unrealized loss for 12 months or greater	6.6	0.5	0	0	0	0
Total	$68.4	$10.1	$4.8	$0	$0	$0
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

App.-A-80

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Statements in this report that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions, and projections generally; inflation and changes in economic conditions (including changes in interest rates and financial markets); the possible failure of one or more governmental, corporate, or other entities to make scheduled debt payments or satisfy other obligations; the potential or actual downgrading by one or more rating agencies of our securities or governmental, corporate, or other securities we hold; the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolios and other companies with which we have ongoing business relationships, including reinsurers and other counterparties to certain financial transactions; the accuracy and adequacy of our pricing and loss reserving methodologies; the competitiveness of our pricing and the effectiveness of our initiatives to attract and retain more customers; initiatives by competitors and the effectiveness of our response; our ability to obtain regulatory approval for the introduction of products to new jurisdictions, for requested rate changes and the timing thereof and for any proposed acquisitions; the effectiveness of our brand strategy and advertising campaigns relative to those of competitors; legislative and regulatory developments at the state and federal levels, including, but not limited to, matters relating to vehicle and homeowners insurance, health care reform and tax law changes; the outcome of disputes relating to intellectual property rights; the outcome of litigation or governmental investigations that may be pending or filed against us; weather conditions (including the severity and frequency of storms, hurricanes, floods, snowfalls, hail, and winter conditions); changes in driving patterns, including vehicle usage as influenced by the level of oil and gas prices, among other factors; our ability to accurately recognize and appropriately respond in a timely manner to changes in loss frequency and severity trends; technological advances; acts of war and terrorist activities; our ability to maintain the uninterrupted operation of our facilities, systems (including information technology systems), and business functions, and safeguard personal and sensitive information in our possession; our continued access to and functionality of third-party systems that are critical to our business; court decisions, new theories of insurer liability or interpretations of insurance policy provisions and other trends in litigation; changes in health care and auto and property repair costs; and other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

App.-A-81

Supplemental Information
The Progressive Corporation and Subsidiaries
Ten Year Summary – Selected Financial Information
(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2014	2013	2012	2011	2010
Net premiums written	$18,654.6	$17,339.7	$16,372.7	$15,146.6	$14,476.8
Growth	8%	6%	8%	5%	3%
Net premiums earned	$18,398.5	$17,103.4	$16,018.0	$14,902.8	$14,314.8
Growth	8%	7%	7%	4%	2%
Policies in force (thousands):
Personal Lines	13,261.9	13,056.4	12,735.3	12,283.8	11,702.7
Growth	2%	3%	4%	5%	7%
Commercial Lines	514.7	514.6	519.6	509.1	510.4
Growth	0%	(1)%	2%	0%	0%
Total revenues	$19,391.4	$18,170.9	$17,083.9	$15,774.6	$15,215.5
Underwriting margins:[1]
Personal Lines	6.7%	6.6%	4.4%	6.8%	7.0%
Commercial Lines	17.2%	6.5%	5.2%	9.1%	12.5%
Total underwriting operations	7.7%	6.5%	4.4%	7.0%	7.6%
Net income (loss)	$1,281.0	$1,165.4	$902.3	$1,015.5	$1,068.3
Per share[2]	2.15	1.93	1.48	1.59	1.61
Average equivalent shares[2]	594.8	603.6	607.8	636.9	663.3
Comprehensive income (loss)	$1,352.4	$1,246.1	$1,080.8	$924.3	$1,398.8
Total assets	$25,787.6	$24,408.2	$22,694.7	$21,844.8	$21,150.3
Debt outstanding	2,164.7	1,860.9	2,063.1	2,442.1	1,958.2
Total shareholders’ equity	6,928.6	6,189.5	6,007.0	5,806.7	6,048.9
Statutory surplus	6,442.8	5,991.0	5,605.2	5,269.2	5,073.0
Common shares outstanding	587.8	595.8	604.6	613.0	662.4
Common share price:
High	$27.52	$28.54	$23.41	$22.08	$22.13
Low	22.53	21.36	19.01	16.88	16.18
Close (at December 31)	26.99	27.27	21.10	19.51	19.87
Market capitalization	$15,864.7	$16,247.5	$12,757.1	$11,959.6	$13,161.9
Book value per common share	11.79	10.39	9.94	9.47	9.13
Ratios:
Return on average shareholders’ equity:
Net income	19.1%	17.7%	14.5%	16.5%	17.1%
Comprehensive income	20.1%	19.0%	17.4%	15.0%	22.3%
Debt to total capital	23.8%	23.1%	25.6%	29.6%	24.5%
Price to earnings	12.6	14.1	14.3	12.3	12.3
Price to book	2.3	2.6	2.1	2.1	2.2
Earnings to fixed charges	16.4	x	14.7	x	11.0	x	11.6	x	11.9	x
Net premiums written to statutory surplus	2.9	2.9	2.9	2.9	2.9
Statutory combined ratio	92.1	93.4	95.2	92.9	92.5
Dividends declared per share[3]	$0.6862	$1.4929	$1.2845	$0.4072	$1.3987
Number of people employed	26,501	26,145	25,889	25,007	24,638

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

App.-A-82

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2009	2008	2007	2006	2005
Net premiums written	$14,002.9	$13,604.3	$13,772.5	$14,132.0	$14,007.6
Growth	3%	(1)%	(3)%	1%	5%
Net premiums earned	$14,012.8	$13,631.4	$13,877.4	$14,117.9	$13,764.4
Growth	3%	(2)%	(2)%	3%	5%
Policies in force (thousands):
Personal Lines	10,940.6	10,464.9	10,115.6	9,741.1	9,494.0
Growth	5%	3%	4%	3%	9%
Commercial Lines	512.8	539.4	539.2	503.2	468.2
Growth	(5)%	0%	7%	7%	11%
Total revenues	$14,791.1	$13,049.0	$14,902.9	$15,008.5	$14,529.8
Underwriting margins:[1]
Personal Lines	7.6%	5.4%	7.0%	12.3%	11.0%
Commercial Lines	14.2%	5.3%	10.1%	19.8%	17.9%
Total underwriting operations	8.4%	5.4%	7.4%	13.3%	11.9%
Net income (loss)	$1,057.5	$(70.0)	$1,182.5	$1,647.5	$1,393.9
Per share[2]	1.57	(0.10)	1.65	2.10	1.74
Average equivalent shares[2]	672.2	668.0	718.5	783.8	799.3
Comprehensive income (loss)	$1,752.2	$(614.7)	$1,071.0	$1,853.1	$1,347.8
Total assets	$20,049.3	$18,250.5	$18,843.1	$19,482.1	$18,898.6
Debt outstanding	2,177.2	2,175.5	2,173.9	1,185.5	1,284.9
Total shareholders’ equity	5,748.6	4,215.3	4,935.5	6,846.6	6,107.5
Statutory surplus	4,953.6	4,470.6	4,587.3	4,963.7	4,674.1
Common shares outstanding	672.6	676.5	680.2	748.0	789.3
Common share price:
High	$18.10	$21.31	$25.16	$30.09	$31.23
Low	9.76	10.29	17.26	22.18	20.35
Close (at December 31)	17.99	14.81	19.16	24.22	29.20
Market capitalization	$12,100.1	$10,019.0	$13,032.6	$18,116.6	$23,040.7
Book value per common share	8.55	6.23	7.26	9.15	7.74
Ratios:
Return on average shareholders’ equity:
Net income	21.4%	(1.5)%	19.5%	25.3%	25.0%
Comprehensive income	35.5%	(13.3)%	17.7%	28.4%	24.1%
Debt to total capital	27.5%	34.0%	30.6%	14.8%	17.4%
Price to earnings	11.5	NA	11.6	11.5	16.7
Price to book	2.1	2.4	2.6	2.6	3.8
Earnings to fixed charges	11.3	x	NA	13.5	x	24.7	x	21.3	x
Net premiums written to statutory surplus	2.8	3.0	3.0	2.8	3.0
Statutory combined ratio	91.6	94.6	92.7	86.5	87.4
Dividends declared per share[3]	$0.1613	$0	$2.1450	$0.0325	$0.0300
Number of people employed	24,661	25,929	26,851	27,778	28,336

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

App.-A-83

The Progressive Corporation and Subsidiaries
Quarterly Financial and Common Share Data
(unaudited)

(millions – except per share amounts)
		Net Income		Stock Price[1]
Quarter	Total Revenues	Total	Per Share[2]	High	Low	Close	Rate of Return[3]	Dividends Declared Per Share[4]
2014
1	$4,707.6	$321.3	$0.54	$27.30	$22.53	$24.22		$0
2	4,741.5	293.4	0.49	26.03	23.40	25.36		0
3	4,766.1	296.1	0.50	25.63	23.20	25.28		0
4	5,176.2	370.2	0.63	27.52	24.16	26.99		0.6862
	$19,391.4	$1,281.0	$2.15	$27.52	$22.53	$26.99	5.3%	$0.6862
2013
1	$4,437.2	$308.6	$0.51	$25.38	$21.36	$25.27		$0
2	4,593.6	324.6	0.54	26.39	23.99	25.42		0
3	4,521.3	232.4	0.39	27.55	24.86	27.23		0
4	4,618.8	299.8	0.50	28.54	25.81	27.27		1.4929
	$18,170.9	$1,165.4	$1.93	$28.54	$21.36	$27.27	30.9%	$1.4929
2012
1	$4,126.4	$257.6	$0.42	$23.37	$19.01	$23.18		$0
2	4,183.0	118.6	0.19	23.41	20.22	20.83		0
3	4,423.9	277.0	0.46	21.28	19.17	20.74		0
4	4,350.6	249.1	0.41	23.19	20.68	21.10		1.2845
	$17,083.9	$902.3	$1.48	$23.41	$19.01	$21.10	15.4%	$1.2845

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

App.-A-84

The Progressive Corporation and Subsidiaries
Performance Graph
(unaudited)
The following performance graph compares the performance of Progressive’s Common Shares (“PGR”) to the Standard & Poor’s Index (“S&P Index”) and the Value Line Property/Casualty Industry Group (“P/C Group”) for the last five years.
Cumulative Five-Year Total Return*
PGR, S&P Index, P/C Group (Performance Results through 12/31/14)

(Assumes $100 was invested at the close of trading on December 31, 2009)
	2010	2011	2012	2013	2014
PGR	$116.90	$117.09	$135.25	$177.00	$186.47
S&P Index	115.06	117.49	136.29	180.43	205.13
P/C Group	120.73	129.51	155.29	209.45	239.91
*Assumes reinvestment of dividends
Source: Value Line Publishing LLC

App.-A-85

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

App.-A-86

 Note: The above graphs are presented for our personal auto products on an accident period basis and are based on three years of actual experience for physical damage and nine years for bodily injury and total personal auto.

App.-A-87

The Progressive Corporation and Subsidiaries
Quantitative Market Risk Disclosures
(unaudited)
Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2014, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. We had no trading financial instruments at December 31, 2014 and 2013. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for our discussion of the qualitative information about market risk.
OTHER-THAN-TRADING FINANCIAL INSTRUMENTS
Financial instruments subject to interest rate risk were:

	Fair Value
	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change[1]	Change[1]	Actual	Change	Change
U.S. government obligations[2]	$2,590.3	$2,637.7	$2,667.1	$2,675.9	$2,682.0
State and local government obligations	2,254.9	2,212.7	2,139.2	2,063.0	1,991.1
Foreign government obligations	14.2	14.2	14.2	14.2	14.2
Asset-backed securities	5,771.4	5,706.4	5,612.8	5,511.3	5,414.4
Corporate securities	2,991.9	2,930.6	2,836.7	2,741.7	2,651.2
Nonredeemable preferred stocks	842.8	839.1	827.5	814.0	798.7
Redeemable preferred stocks	284.4	283.1	279.2	274.6	269.5
Short-term investments	2,149.0	2,149.0	2,149.0	2,149.0	2,149.0
Balance at December 31, 2014	$16,898.9	$16,772.8	$16,525.7	$16,243.7	$15,970.1
Balance at December 31, 2013	$15,936.7	$15,793.6	$15,524.2	$15,197.5	$14,880.3
1 The amounts reflect an interest rate of 1 basis point (bps) when the hypothetical decline in interest rates would have pushed yields to a negative level.
2 The U.S. government obligations have a negative return in the -100bps and -200bps scenarios due to the negative duration for that portfolio.  The duration for our cash holdings in U.S. government obligations was 1.7, and the duration for our interest swap positions, where we are paying fixed rate on a notional value of $750 million with a maturity of April 2023, was -7.9.  The duration for the U.S. government obligations, which includes the impact of the interest rate swap positions, was -0.6.
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
Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities at December 31, 2014	$2,240.6	$2,492.3	$2,744.0
Common equities at December 31, 2013	$2,272.4	$2,530.5	$2,788.6
The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common stock portfolio’s weighted average beta of 1.01 for 2014 and 1.02 for 2013. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movements. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of securities without betas is 0.1%.

App.-A-88

The Progressive Corporation and Subsidiaries
Net Premiums Written by State
(unaudited)

($ in millions)	2014		2013		2012		2011		2010
Florida	$2,399.0	12.9%	$2,188.1	12.6%	$2,000.1	12.2%	$1,683.1	11.1%	$1,603.2	11.1%
Texas	1,664.6	8.9	1,560.7	9.0	1,536.6	9.4	1,403.8	9.3	1,321.4	9.1
California	1,080.6	5.8	996.0	5.7	954.4	5.8	935.8	6.2	914.1	6.3
New York	1,000.7	5.4	882.8	5.1	782.3	4.8	713.4	4.7	685.3	4.7
Ohio	807.7	4.3	757.4	4.4	725.8	4.4	689.0	4.5	652.5	4.5
Georgia	774.0	4.1	771.6	4.5	757.1	4.6	738.2	4.9	714.6	4.9
New Jersey	754.6	4.0	697.4	4.0	600.1	3.7	496.3	3.3	440.6	3.1
Pennsylvania	718.6	3.9	663.8	3.8	644.2	3.9	623.1	4.1	608.5	4.2
Michigan	659.6	3.5	539.5	3.1	488.5	3.0	471.7	3.1	448.4	3.1
Louisiana	552.5	3.0	540.1	3.1	515.9	3.2	496.1	3.3	465.9	3.2
All other	8,242.7	44.2	7,742.3	44.7	7,367.7	45.0	6,896.1	45.5	6,622.3	45.8
Total	$18,654.6	100.0%	$17,339.7	100.0%	$16,372.7	100.0%	$15,146.6	100.0%	$14,476.8	100.0%

App.-A-89

Principal Office
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143
440-461-5000
progressive.com

24-Hour Insurance Quotes, Claims Reporting, and Customer Service

	Personal autos, motorcycles, and recreational vehicles	Commercial autos/trucks
To receive a quote	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-806-9598 progressivecommercial.com
To report a claim	1-800-PROGRESSIVE (1-800-776-4737) progressive.com[1]	1-800-PROGRESSIVE (1-800-776-4737)
For customer service:
If you bought your policy through an independent agent or broker	1-800-925-2886 (1-800-300-3693 in California) progressiveagent.com	1-800-444-4487 progressivecommercial.com
If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-895-2886 progressivecommercial.com
If you have a complaint or concern regarding any claim handling or other claims-related issue[2]	1-800-274-4641 email: claims@email.progressive.com	1-800-274-4641 email: claims@email.progressive.com

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

In addition, iPhone® and Android® users can download the Progressive App to start a quote, report a claim, or service a policy.

Annual Meeting  The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, Studio 96, 6671 Beta Drive, Mayfield Village, Ohio 44143 on May 15, 2015, at 10 a.m. eastern time. There were 2,359 shareholders of record on December 31, 2014.

Common Shares and Dividends  The Progressive Corporation’s common shares are traded on the New York Stock Exchange (symbol PGR). Progressive currently has an annual variable dividend policy. We expect the Board to declare the next annual variable dividend, subject to policy limitations, in December 2015, with a record date in early 2016 and payment shortly thereafter. A complete description of our annual variable dividend policy can be found at: progressive.com/dividend.

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

App.-A-90

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

Corporate Governance Progressive’s Corporate Governance Guidelines and Board Committee Charters are available at: progressive.com/governance.

Counsel Baker & Hostetler LLP, Cleveland, Ohio

Charitable Contributions  Progressive contributes annually to: (i) The Insurance Institute for Highway Safety to further its work in reducing the human trauma and economic costs of auto accidents; and (ii) The Progressive Insurance Foundation, which provides matching funds to eligible 501(c)(3) charitable organizations to which Progressive employees contribute.

Social Responsibility Progressive uses an interactive online format to communicate our social responsibility efforts. This report can be found at: progressive.com/socialresponsibility.

Online Annual Report and Proxy Statement Our 2014 Annual Report to Shareholders can be found at: progressive.com/annualreport.

We have also posted copies of our 2015 Proxy Statement and 2014 Annual Report to Shareholders, in a PDF format, at: progressiveproxy.com.

App.-A-91

Directors
Stuart B. Burgdoerfer[1,6]	Patrick H. Nettles, Ph.D.[1,6]	[1] Audit Committee Member
Executive Vice President and	Executive Chairman,	[2] Executive Committee Member
Chief Financial Officer,	Ciena Corporation	[3] Compensation Committee Member
L Brands, Inc.	(telecommunications)	[4] Investment and Capital Committee
(retailing)		Member
	Glenn M. Renwick[2]	[5] Nominating and Governance
Charles A. Davis[4,5,6]	Chairman of the Board, President,	Committee Member
Chief Executive Officer,	and Chief Executive Officer,	[6] Independent Director
Stone Point Capital LLC	The Progressive Corporation
(private equity investing)
Bradley T. Sheares, Ph.D.[3,6]
Roger N. Farah[3,5,6]	Former Chief Executive Officer,
Co-Chief Executive Officer,	Reliant Pharmaceuticals, Inc.
Tory Burch, LLC	(pharmaceuticals)
(retailing)
Barbara R. Snyder[6]
Lawton W. Fitt[2,4,5,6]	President,
Retired Partner,	Case Western Reserve University
Goldman Sachs Group	(higher education)
(financial services)

Stephen R. Hardis[2,4,5,6]
Lead Independent Director,
The Progressive Corporation

Jeffrey D. Kelly[1,6]
Chief Operating Officer and
Chief Financial Officer,
RenaissanceRe Holdings Ltd.
(reinsurance services)

App.-A-92

Corporate Officers	Other Executive Officers
Glenn M. Renwick	John A. Barbagallo
Chairman of the Board, President,	Commercial Lines Group President
and Chief Executive Officer
M. Jeffrey Charney
Brian C. Domeck	Chief Marketing Officer
Vice President and Chief Financial Officer
William M. Cody
Charles E. Jarrett	Chief Investment Officer
Vice President, Secretary,
and Chief Legal Officer	Susan Patricia Griffith
President of Customer Operations
Thomas A. King
Vice President and Treasurer	Valerie Krasowski
Chief Human Resource Officer
Jeffrey W. Basch
Vice President	John P. Sauerland
and Chief Accounting Officer	Personal Lines Group President

Mariann Wojtkun Marshall	Michael D. Sieger
Assistant Secretary	Claims Operations Leader

Raymond M. Voelker
Chief Information Officer

©2015 The Progressive Corporation

App.-A-93