Form 10-K, Exhibit 13
period 2015-12-31
PROGRESSIVE CORP/OH/
filed 2016-02-29
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION
2015 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31,

(millions—except per share amounts)	2015	2014	2013
Revenues
Net premiums earned	$19,899.1	$18,398.5	$17,103.4
Investment income	454.6	408.4	422.0
Net realized gains (losses) on securities:
Other-than-temporary impairment (OTTI) losses:
Total OTTI losses	(23.8)	(7.9)	(6.0)
Non-credit losses, net of credit losses recognized on previously recorded non-credit OTTI losses	0	0	(0.1)
Net impairment losses recognized in earnings	(23.8)	(7.9)	(6.1)
Net realized gains (losses) on securities	136.5	232.1	324.5
Total net realized gains (losses) on securities	112.7	224.2	318.4
Fees and other revenues	302.0	309.1	291.8
Service revenues	86.3	56.0	39.6
Gains (losses) on extinguishment of debt	(0.9)	(4.8)	(4.3)
Total revenues	20,853.8	19,391.4	18,170.9
Expenses
Losses and loss adjustment expenses	14,342.0	13,306.2	12,472.4
Policy acquisition costs	1,651.8	1,524.0	1,451.8
Other underwriting expenses	2,712.1	2,467.1	2,350.9
Investment expenses	22.8	18.9	18.8
Service expenses	77.5	50.9	38.8
Interest expense	136.0	116.9	118.2
Total expenses	18,942.2	17,484.0	16,450.9
Net Income
Income before income taxes	1,911.6	1,907.4	1,720.0
Provision for income taxes	611.1	626.4	554.6
Net income	1,300.5	1,281.0	1,165.4
Net income attributable to noncontrolling interest (NCI), net of tax	32.9	0	0
Net income attributable to Progressive	$1,267.6	$1,281.0	$1,165.4
Other Comprehensive Income (Loss), Net of Tax
Changes in:
Net unrealized gains (losses) on securities:
Net non-credit related OTTI losses, adjusted for valuation changes	$0	$0	$0.3
Other net unrealized gains (losses) on securities	(212.9)	74.9	84.0
Total net unrealized gains (losses) on securities	(212.9)	74.9	84.3
Net unrealized gains (losses) on forecasted transactions	(9.7)	(2.6)	(2.0)
Foreign currency translation adjustment	(1.2)	(0.9)	(1.6)
Other comprehensive income (loss)	(223.8)	71.4	80.7
Other comprehensive (income) loss attributable to NCI	1.1	0	0
Comprehensive income attributable to Progressive	$1,044.9	$1,352.4	$1,246.1
Computation of Net Income Per Share
Average shares outstanding — Basic	585.5	590.6	599.1
Net effect of dilutive stock-based compensation	3.7	4.2	4.5
Total equivalent shares — Diluted	589.2	594.8	603.6
Basic: Net income per share	$2.16	$2.17	$1.95
Diluted: Net income per share	$2.15	$2.15	$1.93
See notes to consolidated financial statements.

App.-A-2

The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets
December 31,

(millions)	2015	2014
Assets
Investments - Available-for-sale, at fair value:
Fixed maturities (amortized cost: $15,347.9 and $13,374.2)	$15,332.2	$13,549.2
Equity securities:
Nonredeemable preferred stocks (cost: $674.2 and $590.4)	782.6	827.5
Common equities (cost: $1,494.3 and $1,289.2)	2,650.5	2,492.3
Short-term investments (amortized cost: $2,172.0 and $2,149.0)	2,172.0	2,149.0
Total investments	20,937.3	19,018.0
Cash	224.4	108.4
Accrued investment income	102.2	87.3
Premiums receivable, net of allowance for doubtful accounts of $164.8 and $152.2	3,987.7	3,537.5
Reinsurance recoverables, including $46.1 and $46.0 on paid losses and loss adjustment expenses	1,488.8	1,231.9
Prepaid reinsurance premiums	199.3	85.3
Deferred acquisition costs	564.1	457.2
Property and equipment, net of accumulated depreciation of $778.3 and $731.0	1,037.2	960.6
Goodwill	447.6	1.6
Intangible assets, net of accumulated amortization of $47.4 and $0.6	494.9	11.3
Other assets	335.8	288.5
Total assets	$29,819.3	$25,787.6
Liabilities
Unearned premiums	$6,621.8	$5,440.1
Loss and loss adjustment expense reserves	10,039.0	8,857.4
Net deferred income taxes	109.3	98.9
Dividends payable	519.2	404.1
Accounts payable, accrued expenses, and other liabilities[1]	2,067.8	1,893.8
Debt[2]	2,707.9	2,164.7
Total liabilities	22,065.0	18,859.0

Redeemable noncontrolling interest (NCI)[3]	464.9	0
Shareholders' Equity
Common shares, $1.00 par value (authorized 900.0; issued 797.6, including treasury shares of 214.0 and 209.8)	583.6	587.8
Paid-in capital	1,218.8	1,184.3
Retained earnings	4,686.6	4,133.4
Accumulated other comprehensive income, net of tax:
Net unrealized gains (losses) on securities	809.0	1,021.9
Net unrealized gains (losses) on forecasted transactions	(8.2)	1.5
Foreign currency translation adjustment	(1.5)	(0.3)
Accumulated other comprehensive (income) loss attributable to noncontrolling interest	1.1	0
Total accumulated other comprehensive income	800.4	1,023.1
Total shareholders’ equity	7,289.4	6,928.6
Total liabilities, redeemable NCI, and shareholders’ equity	$29,819.3	$25,787.6

1 See Note 12 – Litigation and Note 13 – Commitments and Contingencies for further discussion.
2 Consists of both short-term and long-term debt. See Note 4 – Debt for further discussion.
3 See Note 15 – Acquisition and Note 16 – Redeemable Noncontrolling Interest for further discussion.
See notes to consolidated financial statements.

App.-A-3

The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31,

(millions — except per share amounts)	2015	2014	2013
Common Shares, $1.00 Par Value
Balance, Beginning of year	$587.8	$595.8	$604.6
Treasury shares purchased[1]	(7.3)	(11.1)	(11.0)
Net restricted equity awards issued/vested/(forfeited)	3.1	3.1	2.2
Balance, End of year	$583.6	$587.8	$595.8
Paid-In Capital
Balance, Beginning of year	$1,184.3	$1,142.0	$1,077.0
Tax benefit from exercise/vesting of equity-based compensation	16.8	12.8	10.3
Treasury shares purchased[1]	(15.2)	(21.6)	(20.4)
Net restricted equity awards (issued)/(vested)/forfeited	(3.1)	(3.1)	(2.2)
Amortization of equity-based compensation	64.5	51.4	64.9
Reinvested dividends on restricted stock units	5.7	2.8	12.4
Adjustment to carrying amount of noncontrolling interest	(34.2)	0	0
Balance, End of year	$1,218.8	$1,184.3	$1,142.0
Retained Earnings
Balance, Beginning of year	$4,133.4	$3,500.0	$3,454.4
Net income attributable to Progressive	1,267.6	1,281.0	1,165.4
Treasury shares purchased[1]	(186.0)	(238.7)	(242.0)
Cash dividends declared on common shares ($0.8882, $0.6862, and $1.4929 per share)	(520.5)	(402.6)	(889.2)
Reinvested dividends on restricted stock units	(5.7)	(2.8)	(12.4)
Other, net	(2.2)	(3.5)	23.8
Balance, End of year	$4,686.6	$4,133.4	$3,500.0
Accumulated Other Comprehensive Income, Net of Tax
Balance, Beginning of year	$1,023.1	$951.7	$871.0
Attributable to noncontrolling interest	1.1	0	0
Other comprehensive income	(223.8)	71.4	80.7
Balance, End of year	$800.4	$1,023.1	$951.7
Total Shareholders’ Equity	$7,289.4	$6,928.6	$6,189.5
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

App.-A-4

The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31,

(millions)	2015	2014	2013
Cash Flows From Operating Activities
Net income	$1,300.5	$1,281.0	$1,165.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	103.7	97.1	101.3
Net amortization of intangible assets	46.8	0	0
Net amortization of fixed-income securities	98.4	78.2	134.0
Amortization of equity-based compensation	66.2	51.4	64.9
Net realized (gains) losses on securities	(112.7)	(224.2)	(318.4)
Net (gains) losses on disposition of property and equipment	2.0	5.4	5.6
(Gains) losses on extinguishment of debt	0.9	4.8	4.3
Changes in:
Premiums receivable	(421.1)	(227.1)	(127.4)
Reinsurance recoverables	(202.6)	(141.7)	(189.2)
Prepaid reinsurance premiums	32.5	(10.4)	(8.6)
Deferred acquisition costs	(42.3)	(9.6)	(13.1)
Income taxes	(107.2)	97.5	57.8
Unearned premiums	632.4	266.4	244.8
Loss and loss adjustment expense reserves	917.7	378.0	641.6
Accounts payable, accrued expenses, and other liabilities	37.9	92.0	165.0
Other, net	(60.2)	(13.2)	(28.1)
Net cash provided by operating activities	2,292.9	1,725.6	1,899.9
Cash Flows From Investing Activities
Purchases:
Fixed maturities	(9,311.1)	(7,967.5)	(7,100.6)
Equity securities	(647.1)	(369.7)	(322.2)
Sales:
Fixed maturities	4,913.5	5,637.5	3,083.9
Equity securities	402.4	560.1	369.2
Maturities, paydowns, calls, and other:
Fixed maturities	3,579.5	2,296.6	1,859.6
Equity securities	12.0	14.3	21.5
Net sales (purchases) of short-term investments	20.5	(876.0)	716.6
Net unsettled security transactions	(8.2)	(30.0)	152.2
Purchases of property and equipment	(130.7)	(108.1)	(140.4)
Sales of property and equipment	10.6	5.9	3.7
Acquisition of ARX Holding Corp., net of cash acquired	(752.7)	0	0
Acquisition of additional shares of ARX Holding Corp.	(12.6)	0	0
Net cash used in investing activities	(1,923.9)	(836.9)	(1,356.5)
Cash Flows From Financing Activities
Proceeds from exercise of equity options	0.2	0	0
Tax benefit from exercise/vesting of equity-based compensation	16.8	12.8	10.3
Net proceeds from debt issuance	382.0	344.7	0
Payment of debt	(20.4)	0	(150.0)
Reacquisition of debt	(19.3)	(48.9)	(58.1)
Dividends paid to shareholders	(403.6)	(892.6)	(175.6)
Acquisition of treasury shares	(208.5)	(271.4)	(273.4)
Net cash used in financing activities	(252.8)	(855.4)	(646.8)
Effect of exchange rate changes on cash	(0.2)	0.0	(0.6)
Increase (decrease) in cash	116.0	33.3	(104.0)
Cash, Beginning of year	108.4	75.1	179.1
Cash, End of year	$224.4	$108.4	$75.1
See notes to consolidated financial statements.

App.-A-5

The Progressive Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2015, 2014, and 2013

1.  REPORTING AND ACCOUNTING POLICIES
Nature of Operations  The Progressive insurance organization began business in 1937. The Progressive Corporation, an insurance holding company was formed in 1965. The financial results of The Progressive Corporation include its subsidiaries and affiliates (references to “subsidiaries” in these notes include affiliates as well). Our insurance subsidiaries (collectively the Progressive Group of Insurance Companies) provide personal and commercial automobile and property insurance, other specialty property-casualty insurance and related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles through both an independent insurance agency channel and a direct channel. Our Commercial Lines segment writes primary liability and physical damage insurance for automobiles and trucks owned and/or operated predominantly by small businesses through both the independent agency and direct channels. Our Property segment writes personal and commercial property insurance for homeowners, other property owners, and renters, primarily through the independent insurance agency channel. We operate our businesses throughout the United States; we also sell personal auto physical damage and auto property damage liability insurance in Australia.

Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation and ARX Holding Corp. (ARX), and their respective wholly owned insurance and non-insurance subsidiaries and affiliates, in which Progressive or ARX has a controlling financial interest.  The Progressive Corporation owned 69.2% of the outstanding capital stock of ARX at December 31, 2015. All intercompany accounts and transactions are eliminated in consolidation.
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

App.-A-6

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

App.-A-7

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
Insurance Premiums and Receivables  Insurance premiums written are earned into income on a pro rata basis over the period of risk, based on a daily earnings convention. Accordingly, unearned premiums represent the portion of premiums written that are applicable to the unexpired risk. We provide insurance and related services to individuals and small commercial accounts and offer a variety of payment plans. Generally, premiums are collected prior to providing risk coverage, minimizing our exposure to credit risk. For our vehicle businesses, we perform a policy level evaluation to determine the extent to which the premiums receivable balance exceeds the unearned premiums balance. We then age this exposure to establish an allowance for doubtful accounts based on prior experience. For our Property business, we do not establish an allowance for doubtful accounts since the risk of uncollectibility is relatively low. If premiums are unpaid by the policy due date, we provide advance notice of cancellation in accordance with each state's requirements and cancel the policy if the premiums remain unpaid after receipt of notice and write off any remaining balance.
Deferred Acquisition Costs  Deferred acquisition costs include commissions, premium taxes, and other variable underwriting and direct sales costs incurred in connection with the successful acquisition or renewal of insurance contracts. These acquisition costs, net of ceding allowances, are deferred and amortized over the policy period in which the related premiums are earned. We consider anticipated investment income in determining the recoverability of these costs. Management believes that these costs will be fully recoverable in the near term.
We do not defer any advertising costs. Total advertising costs, which are expensed as incurred, for the years ended
December 31, were:

(millions)	Advertising Costs
2015	$748.3
2014	681.8
2013	619.3
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

Reinsurance  Our reinsurance transactions include premium ceded to “Regulated” plans and “Non-Regulated” plans.  Regulated plans are plans in which we are required to participate by insurance regulations and include the Michigan Catastrophic Claims Association, Florida Hurricane Catastrophe Fund, North Carolina Reinsurance Facility, state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures/Plans - “CAIP”), and federally regulated plans for flood (National Flood Insurance Program). Non-Regulated plans are voluntary contractual arrangements and primarily relate to our Property business.  Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums written.  See Note 7 - Reinsurance for further discussion.

Income Taxes  The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal items giving rise to such differences are investment securities (e.g., net unrealized gains (losses), write-downs on

App.-A-8

securities determined to be other-than-temporarily impaired, and derivative instruments), loss and loss adjustment expense reserves, unearned premiums reserves, deferred acquisition costs, property and equipment, intangible assets, and non-deductible accruals. We review our deferred tax assets regularly for recoverability. See Note 5 – Income Taxes for further discussion.
Property and Equipment  Property and equipment are recorded at cost, less accumulated depreciation, and include capitalized software developed or acquired for internal use. Depreciation is recognized over the estimated useful lives of the assets using accelerated methods for computer equipment and the straight-line method for all other fixed assets. The useful life for computer equipment and laptop computers is 3 years. The useful lives range from 7 to 40 years for buildings, improvements, and integrated components, and 3 to 15 years for all other property and equipment. We evaluate impairment of our property and equipment at least annually and expense any item determined to be impaired. Land and buildings comprised 75% and 77% of total property and equipment at December 31, 2015 and 2014, respectively.
During 2014, the decision was made to sell one property originally purchased for a future Service Center site. At December 31, 2015 and 2014, included in other assets in the consolidated balance sheets is $8.7 million of "held for sale" property, which represents the fair value of this property less the estimated costs to sell.
Total capitalized interest, which primarily relates to capitalized software projects, for the years ended December 31, was:

(millions)	Capitalized Interest
2015	$2.4
2014	1.3
2013	0.8
Goodwill and Intangible Assets Goodwill is the excess of the purchase price over the estimated fair value of the assets and liabilities acquired and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Substantially all of the goodwill recorded as of December 31, 2015, relates to the April 1, 2015 acquisition of a controlling interest in ARX.
Intangible assets primarily arose through the acquisition of ARX and mainly represent the future premiums that will be recognized from the existing policies and current agency relationships, the value of software acquired, and the value of its trade name, "American Strategic Insurance," in the marketplace. The majority of the intangible assets have finite lives ranging from 7 to 14 years. See Note 15 - Acquisition for further discussion.
We evaluate our goodwill for impairment at least annually. If events or changes in circumstances indicate that the carrying value of goodwill or intangible assets may not be recoverable, we will evaluate such items for impairment.
Guaranty Fund Assessments  We are subject to state guaranty fund assessments, which provide for the payment of covered claims or other insurance obligations of insurance companies deemed insolvent. These assessments are accrued after a formal determination of insolvency has occurred, and we have written the premiums on which the assessments will be based. Assessments that are available for recoupment from policyholders or to offset against future premium taxes are capitalized when incurred; all other assessments are expensed.
Fees and Other Revenues  Fees and other revenues primarily represent fees collected from policyholders relating to installment charges in accordance with our bill plans, as well as late payment and insufficient funds fees. Other revenues may include revenue from the sale of tax credits, rental income, and other revenue transactions.
Service Revenues and Expenses  Our service businesses provide insurance-related services. Service revenues and expenses from our commission-based businesses are recorded in the period in which they are earned or incurred. Service revenues generated from processing business for involuntary CAIP plans are earned on a pro rata basis over the term of the related policies. Service expenses related to these CAIP plans are expensed as incurred.

Equity-Based Compensation  We currently issue time-based and performance-based restricted stock unit awards to key members of management (other than management of ARX and its subsidiaries) as our form of equity compensation, and time-based restricted stock awards to non-employee directors. Collectively, we refer to these awards as “restricted equity awards.” Compensation expense for time-based restricted equity awards with installment vesting is recognized over each respective vesting period. For performance-based restricted equity awards, compensation expense is recognized over the respective estimated vesting periods. Dividend equivalent units are credited to outstanding restricted unit awards, both time-based and performance-based, at the time a dividend is paid to shareholders.

App.-A-9

We record an estimate for expected forfeitures of restricted equity awards based on our historical forfeiture rates. In addition, we shorten the vesting periods of certain time-based restricted equity awards based on the “qualified retirement” provisions in our equity compensation plans, under which (among other provisions) if the participant is 55 years of age or older and satisfies certain years-of-service requirements, the vesting and distribution of 50% of outstanding time-based restricted equity awards accelerates upon reaching eligibility for a qualified retirement and shortly after the grant date for each subsequent award. For awards granted before March 2013, awards held by an individual who satisfies the "qualified retirement" provisions vest in part upon separation from the company if earlier than the contractual vesting date.
ARX has nonqualified and incentive stock options outstanding that were issued prior to April 2015 as a form of equity compensation to certain of the officers and employees of ARX and its subsidiaries. These outstanding stock options are subject to the put/call features contained in the current stockholders' agreement, pursuant to which The Progressive Corporation has the right, and can be required, to purchase a portion or all of the shares underlying these awards in 2018 and 2021. See Note 16 - Redeemable Noncontrolling Interest. These stock options, which are treated for accounting purposes as liability awards, are expensed over the respective vesting periods based on the Black-Scholes value determined at period end.
The total compensation expense recognized for equity-based compensation, both our equity and liability awards, for the years ended December 31, was:

(millions)	2015	2014	2013
Pretax expense	$66.2	$51.4	$64.9
Tax benefit	23.2	18.0	22.7

Net Income Per Share  Net income attributable to Progressive is used in our calculation of the per share amounts. Basic net income per share is computed using the weighted average number of common shares outstanding during the reporting period, excluding unvested time-based and performance-based restricted equity awards that are subject to forfeiture. Diluted net income per share includes common stock equivalents assumed outstanding during the period. Our common stock equivalents include the incremental shares assumed to be issued for:

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
Supplemental Cash Flow Information  Cash includes only bank demand deposits. Non-cash activity includes declared but unpaid dividends. For the years ended December 31, we paid the following:

(millions)	2015	2014	2013
Income taxes	$701.8	$515.0	$497.0
Interest	132.0	116.0	122.3

New Accounting Standards In February 2016, the Financial Accounting Standards Board (FASB) released an accounting standards update (ASU) intended to eliminate the off-balance-sheet accounting for leases. The new guidance will require lessees to report their operating leases as both an asset and liability on the statement of financial position and disclose key information about leasing arrangements; the expense recognition will be consistent with existing guidance. The ASU, which is required to be applied on a modified retrospective basis, will be effective for fiscal years (including interim periods within those fiscal years) beginning after December 15, 2018 (2019 for calendar-year companies). We are currently evaluating the impact the guidance will have on our financial statements.
In January 2016, the FASB released an ASU intended to improve the recognition and measurement of financial instruments. The new guidance will require the changes in fair value of equity securities to be recognized as a component of net income. The ASU is effective for fiscal years beginning after December 15, 2017 (the first quarter 2018 for calendar-year companies). The new guidance could create more volatility in net income, but will have no impact on comprehensive income.
In May 2015, the FASB issued an ASU related to disclosures about short-duration contracts. The disclosures are intended to provide users of financial statements with more transparent information about an insurance entity's initial claim estimates and subsequent adjustments to those estimates, the methodologies and judgments used to estimate claims, and the timing, frequency, and severity of claims. This standard, which is required to be applied on a retrospective basis, is effective for fiscal years beginning after December 15, 2015 (2016 for calendar-year companies), except for those disclosures that require application only to the current period (e.g., information about significant changes in estimation methodologies and assumptions

App.-A-10

made in calculating the claim liability for short-duration contracts). We are currently evaluating the impact the guidance will have on our financial statements.

In May 2015, the FASB issued an ASU related to investments measured at net asset value (NAV). The intent is to exclude certain investments measured at NAV from the fair value hierarchy. This guidance is effective for annual and interim periods after December 15, 2015 (January 2016 for calendar-year companies). We did not hold any securities at December 31, 2015, that were priced at NAV. To the extent we acquire such securities, we will follow the guidance to determine the appropriate treatment in the fair value hierarchy table.

In April 2015, the FASB issued an ASU related to the balance sheet presentation of the cost of issuing debt. This standard requires that all costs incurred to issue debt be presented in the balance sheet as a direct deduction from the carrying value of the debt. In August 2015, the FASB further amended this ASU to clarify the treatment of debt issuance costs related to lines-of-credit arrangements. Registrants can elect to defer and present debt issuance costs related to a line of credit as an asset and subsequently amortize the costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the arrangement. This ASU, which is required to be applied on a retrospective basis, is effective for fiscal years beginning after December 15, 2015 (2016 for calendar-year companies). We have historically deducted the majority of our debt issuance costs from the carrying value of the debt; therefore, we do not expect this standard to have a significant impact on our financial condition, cash flows, or results of operations.

In April 2015, the FASB issued an ASU to clarify guidance around accounting for fees paid in a cloud computing arrangement. The standard prescribes when a cloud computing arrangement should be treated as software and when it should be treated as a service contract based on whether the arrangement includes a software license. This ASU, which allows for both prospective and retrospective methods of adoption, will be effective for annual periods (including interim periods within those annual periods) beginning after December 15, 2015 (2016 for calendar-year companies). We adopted this standard on January 1, 2016, on a prospective basis, and do not expect this standard to have a material impact on our financial condition, cash flows, or results of operations.
Reclassification For the period ended December 31, 2015, we reclassified goodwill and intangible assets out of “other assets” to be reported as separate line items to conform with the current-year presentation. There was no effect on total assets.

App.-A-11

2.  INVESTMENTS
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
The following tables present the composition of our investment portfolio by major security type, consistent with our internal classification of how we manage, monitor, and measure the portfolio:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Fair Value
December 31, 2015
Fixed maturities:
U.S. government obligations	$2,425.4	$4.4	$(0.6)	$0	$2,429.2	11.6%
State and local government obligations	2,677.6	47.5	(3.7)	0	2,721.4	13.0
Foreign government obligations	18.6	0	0	0	18.6	0.1
Corporate debt securities	3,713.2	11.3	(33.0)	0.1	3,691.6	17.6
Residential mortgage-backed securities	1,726.0	22.1	(20.6)	(0.8)	1,726.7	8.3
Agency residential pass-through obligations	90.3	0.1	(1.1)	0	89.3	0.4
Commercial mortgage-backed securities	2,665.7	16.9	(29.4)	0	2,653.2	12.7
Other asset-backed securities	1,771.1	1.4	(5.1)	0.5	1,767.9	8.4
Redeemable preferred stocks	260.0	17.6	(43.3)	0	234.3	1.1
Total fixed maturities	15,347.9	121.3	(136.8)	(0.2)	15,332.2	73.2
Equity securities:
Nonredeemable preferred stocks	674.2	122.8	(15.7)	1.3	782.6	3.7
Common equities	1,494.3	1,170.4	(14.2)	0	2,650.5	12.7
Short-term investments	2,172.0	0	0	0	2,172.0	10.4
Total portfolio[2,3]	$19,688.4	$1,414.5	$(166.7)	$1.1	$20,937.3	100.0%

App.-A-12

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)[1]	Fair Value	% of Total Fair Value
December 31, 2014
Fixed maturities:
U.S. government obligations	$2,641.1	$27.3	$(1.3)	$0	$2,667.1	14.0%
State and local government obligations	2,095.7	44.6	(1.1)	0	2,139.2	11.2
Foreign government obligations	14.2	0	0	0	14.2	0.1
Corporate debt securities	2,813.9	32.9	(10.4)	0.3	2,836.7	14.9
Residential mortgage-backed securities	1,635.5	34.5	(10.8)	(0.7)	1,658.5	8.7
Agency residential pass-through obligations	0	0	0	0	0	0
Commercial mortgage-backed securities	2,278.7	39.3	(2.6)	0.2	2,315.6	12.2
Other asset-backed securities	1,634.9	3.8	(0.8)	0.8	1,638.7	8.6
Redeemable preferred stocks	260.2	24.7	(5.7)	0	279.2	1.5
Total fixed maturities	13,374.2	207.1	(32.7)	0.6	13,549.2	71.2
Equity securities:
Nonredeemable preferred stocks	590.4	201.1	(6.4)	42.4	827.5	4.4
Common equities	1,289.2	1,213.2	(10.1)	0	2,492.3	13.1
Short-term investments	2,149.0	0	0	0	2,149.0	11.3
Total portfolio[2,3]	$17,402.8	$1,621.4	$(49.2)	$43.0	$19,018.0	100.0%

1 Represents net holding period gains (losses) on certain hybrid securities (discussed below).
2 Our portfolio reflects the effect of unsettled security transactions and collateral on open derivative positions; at December 31, 2015, $23.1 million was included in "other assets," compared to $31.3 million in "other liabilities" at December 31, 2014.
3 The total fair value of the portfolio included $1.3 billion and $1.9 billion at December 31, 2015 and 2014, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.
Short-Term Investments Our short-term investments may include commercial paper and other investments that are expected to mature within one year. At December 31, 2015 and 2014, we had $2.5 million and $5.7 million, respectively, in treasury bills issued by the Australian government, included in short-term investments. We did not hold any repurchase transactions where we lent collateral at December 31, 2015 or 2014. To the extent our repurchase transactions were with the same counterparty and subject to an enforceable master netting arrangement, we could elect to offset any such transactions. Consistent with past practice, we would expect to elect not to offset any such transactions and therefore to report these transactions on a gross basis on our balance sheets.
Also included in short-term investments are reverse repurchase commitment transactions, where we loan cash to approved counterparties and receive U.S. Treasury Notes pledged as collateral against the cash borrowed. Our exposure to credit risk is limited due to the nature of the collateral (i.e., U.S. Treasury Notes) received. We have counterparty exposure on these trades in the event of a counterparty default to the extent the general collateral security's value is below the amount of cash we delivered to acquire the collateral. The short-term duration of the transactions (primarily overnight) reduces that exposure.
We had no open reverse repurchase commitments at December 31, 2015 or December 31, 2014. During 2015, our largest outstanding balance of reverse repurchase commitments was $275.0 million, which was open for one day; the average daily balance of reverse repurchase commitments was $135.4 million.

App.-A-13

Hybrid Securities Included in our fixed-maturity and equity securities are hybrid securities, which are reported at fair value at December 31:

(millions)	2015	2014
Fixed maturities:
Corporate debt securities	$49.1	$139.8
Residential mortgage-backed securities	144.3	120.7
Commercial mortgage-backed securities	17.3	31.2
Other asset-backed securities	11.3	13.7
Total fixed maturities	222.0	305.4
Equity securities:
Nonredeemable preferred stocks	50.7	122.3
Total hybrid securities	$272.7	$427.7
Certain corporate debt securities are accounted for as hybrid securities since they were acquired at a substantial premium and contain a change-in-control put option (derivative) that permits the investor, at its sole option if and when a change in control is triggered, to put the security back to the issuer at a 1% premium to par. Due to this change-in-control put option and the substantial market premium paid to acquire these securities, there is the potential that the election to put, upon the change in control, would result in an acceleration of the recognition of the remaining premium paid on these securities in our results of operations. This would result in a loss of $1.5 million as of December 31, 2015, if all of these bonds experienced a simultaneous change in control and we elected to exercise all of our put options. The put feature limits the potential loss in value that could be experienced in the event a corporate action occurs that results in a change in control that materially diminishes the credit quality of the issuer. We are under no obligation to exercise the put option we hold if a change in control occurs.
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
The hybrid securities in our nonredeemable preferred stock portfolio are perpetual preferred stocks with fixed-rate coupons that have call features, whereby the change in value of the call features is a component of the overall change in value of the preferred stocks. In the second quarter 2015, we acquired a controlling interest in ARX and transferred our previous 5% preferred stock investment in ARX to a component of our total ownership interest (see Note 15 – Acquisition for further discussion).
At December 31, 2015, bonds and certificates of deposit in the principal amount of $184.8 million were on deposit to meet state insurance regulatory and/or rating agency requirements. We did not have any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2015 or 2014. At December 31, 2015, we did not have any debt securities that were non-income producing during the preceding 12 months.

App.-A-14

Fixed Maturities  The composition of fixed maturities by maturity at December 31, 2015, was:

(millions)	Cost	Fair Value
Less than one year	$4,532.3	$4,530.9
One to five years	6,758.0	6,734.7
Five to ten years	3,934.1	3,940.3
Ten years or greater	119.1	121.9
Total[1]	$15,343.5	$15,327.8
1 Excludes $4.4 million related to our open interest rate swap positions.
Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities that do not have a single maturity date are reported based upon expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

Gross Unrealized Losses  As of December 31, 2015, we had $152.5 million of gross unrealized losses in our fixed-income securities (i.e., fixed-maturity securities, nonredeemable preferred stocks, and short-term investments) and $14.2 million in our common equities. We currently do not intend to sell the fixed-income securities and determined that it is more likely than not that we will not be required to sell these securities for the period of time necessary to recover their cost bases. A review of our fixed-income securities indicated that the issuers were current with respect to their interest obligations and that there was no evidence of any deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity. For common equities, 96% of our common stock portfolio was indexed to the Russell 1000; as such, this portfolio may contain securities in a loss position for an extended period of time, subject to possible write-downs, as described below. We may retain these securities as long as the portfolio and index correlation remain similar. To the extent there is issuer-specific deterioration, we may write-down the securities of that issuer. The remaining 4% of our common stocks were part of a managed equity strategy selected and administered by an external investment advisor. If our review of loss position securities indicated there was a fundamental or market impairment on these securities that was determined to be other-than-temporary, we would recognize a write-down in accordance with our stated policy.
The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Unrealized Losses	No. of Sec.	Fair Value	Unrealized Losses
December 31, 2015
Fixed maturities:
U.S. government obligations	22	$897.1	$(0.6)	22	$897.1	$(0.6)	0	$0	$0
State and local government obligations	290	606.7	(3.7)	264	500.7	(2.6)	26	106.0	(1.1)
Corporate debt securities	215	2,580.6	(33.0)	197	2,294.6	(25.2)	18	286.0	(7.8)
Residential mortgage-backed securities	188	1,294.7	(20.6)	115	493.4	(3.7)	73	801.3	(16.9)
Agency residential pass-through obligations	61	84.9	(1.1)	61	84.9	(1.1)	0	0	0
Commercial mortgage-backed securities	207	2,046.5	(29.4)	171	1,694.6	(25.8)	36	351.9	(3.6)
Other asset-backed securities	101	1,548.6	(5.1)	92	1,472.0	(4.5)	9	76.6	(0.6)
Redeemable preferred stocks	9	199.4	(43.3)	6	119.4	(14.5)	3	80.0	(28.8)
Total fixed maturities	1,093	9,258.5	(136.8)	928	7,556.7	(78.0)	165	1,701.8	(58.8)
Equity securities:
Nonredeemable preferred stocks	10	301.8	(15.7)	5	124.2	(1.7)	5	177.6	(14.0)
Common equities	64	164.8	(14.2)	60	161.4	(14.2)	4	3.4	0
Total equity securities	74	466.6	(29.9)	65	285.6	(15.9)	9	181.0	(14.0)
Total portfolio	1,167	$9,725.1	$(166.7)	993	$7,842.3	$(93.9)	174	$1,882.8	$(72.8)

App.-A-15

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Unrealized Losses	No. of Sec.	Fair Value	Unrealized Losses
December 31, 2014
Fixed maturities:
U.S. government obligations	11	$428.2	$(1.3)	5	$150.7	$(0.3)	6	$277.5	$(1.0)
State and local government obligations	46	234.2	(1.1)	28	177.9	(0.4)	18	56.3	(0.7)
Corporate debt securities	53	843.2	(10.4)	43	647.5	(6.1)	10	195.7	(4.3)
Residential mortgage-backed securities	70	844.2	(10.8)	33	465.2	(3.1)	37	379.0	(7.7)
Agency residential pass-through obligations	0	0	0	0	0	0	0	0	0
Commercial mortgage-backed securities	63	723.4	(2.6)	54	667.5	(1.4)	9	55.9	(1.2)
Other asset-backed securities	44	741.8	(0.8)	42	715.7	(0.7)	2	26.1	(0.1)
Redeemable preferred stocks	3	103.0	(5.7)	1	33.0	(1.0)	2	70.0	(4.7)
Total fixed maturities	290	3,918.0	(32.7)	206	2,857.5	(13.0)	84	1,060.5	(19.7)
Equity securities:
Nonredeemable preferred stocks	8	231.4	(6.4)	5	143.2	(3.6)	3	88.2	(2.8)
Common equities	20	68.4	(10.1)	19	61.8	(9.6)	1	6.6	(0.5)
Total equity securities	28	299.8	(16.5)	24	205.0	(13.2)	4	94.8	(3.3)
Total portfolio	318	$4,217.8	$(49.2)	230	$3,062.5	$(26.2)	88	$1,155.3	$(23.0)

During 2015, the number of securities in our fixed-maturity portfolio with unrealized losses increased, primarily reflecting 492 securities that were added to the portfolio as a result of our acquisition of a controlling interest in ARX during the second quarter 2015, and that declined in value between the acquisition date and year-end. The decline in these securities averaged approximately 0.9% of their total cost. The remaining increase in the number of securities is the result of rising interest rates since December 31, 2014, reflected by the majority of the increase in the less than 12 month segment of the table. We had no material decreases in valuation as a result of credit rating downgrades on our fixed-maturity securities during the year. All of the fixed-maturity securities in an unrealized loss position at December 31, 2015 in the table above are current with respect to required principal and interest payments. Unrealized losses on our nonredeemable preferred stocks related to ten issues with unrealized losses, averaging approximately 5% of our total cost of those securities. A review of these securities concluded that the unrealized losses are market-related adjustments to the values, which were determined not to be other-than-temporary, and we continue to expect to recover our initial investments on these securities. The unrealized losses in our common stock portfolio in the less than 12 months category reflect losses that developed as a result of the decline in the equity market. A review of the securities in a loss position did not uncover fundamental issues with the issuers that would indicate other-than-temporary impairments existed. Additionally, market expectations for recovery in the next 12 months would put the fair values at or above our current book values. Lastly, we determined, as of the balance sheet date, that it was not likely these securities would be sold prior to that recovery.

Other-Than-Temporary Impairment (OTTI)  The following table shows the total non-credit portion of the OTTI recorded in accumulated other comprehensive income, reflecting the original non-credit loss at the time the credit impairment was determined:

	December 31,
(millions)	2015	2014
Fixed maturities:
Residential mortgage-backed securities	$(43.3)	$(44.1)
Commercial mortgage-backed securities	(0.6)	(0.6)
Total fixed maturities	$(43.9)	$(44.7)

App.-A-16

The following tables provide rollforwards of the amounts related to credit losses recognized in earnings for the periods ended December 31, 2015, 2014, and 2013, for which a portion of the OTTI losses were also recognized in accumulated other comprehensive income at the time the credit impairments were determined and recognized:

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Total
Balance at December 31, 2014	$12.7	$0.4	$13.1
Credit losses for which an OTTI was previously recognized	0	0	0
Reductions for securities sold/matured	(1.4)	0	(1.4)
Change in recoveries of future cash flows expected to be collected[1,2]	1.1	0	1.1
Reductions for previously recognized credit impairments written-down to fair value[3]	0	0	0
Balance at December 31, 2015	$12.4	$0.4	$12.8

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Total
Balance at December 31, 2013	$19.2	$0.4	$19.6
Credit losses for which an OTTI was previously recognized	0	0	0
Reductions for securities sold/matured	(0.1)	0	(0.1)
Change in recoveries of future cash flows expected to be collected[1,2]	(6.4)	0	(6.4)
Reductions for previously recognized credit impairments written-down to fair value[3]	0	0	0
Balance at December 31, 2014	$12.7	$0.4	$13.1

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Total
Balance at December 31, 2012	$27.1	$0.6	$27.7
Credit losses for which an OTTI was previously recognized	0.1	0	0.1
Reductions for securities sold/matured	0	0	0
Change in recoveries of future cash flows expected to be collected[1,2]	(7.8)	(0.2)	(8.0)
Reductions for previously recognized credit impairments written-down to fair value[3]	(0.2)	0	(0.2)
Balance at December 31, 2013	$19.2	$0.4	$19.6

1 Reflects expected recovery of prior period impairments that will be accreted into income over the remaining life of the security.
2 Includes $2.9 million, $4.3 million, and $2.6 million at December 31, 2015, 2014, and 2013, respectively, recognized in income in excess of the cash flows expected to be collected at the time of the write-downs.
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

App.-A-17

Realized Gains (Losses)  The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2015	2014	2013
Gross realized gains on security sales
Fixed maturities:
U.S. government obligations	$17.5	$24.0	$8.5
State and local government obligations	7.8	9.3	7.7
Corporate and other debt securities	31.2	37.2	47.7
Residential mortgage-backed securities	4.9	2.7	3.0
Commercial mortgage-backed securities	15.7	17.0	10.0
Redeemable preferred stocks	0.1	2.7	0
Total fixed maturities	77.2	92.9	76.9
Equity securities:
Nonredeemable preferred stocks	65.3	90.0	126.3
Common equities	50.4	107.3	68.6
Subtotal gross realized gains on security sales	192.9	290.2	271.8
Gross realized losses on security sales
Fixed maturities:
U.S. government obligations	(0.9)	(7.6)	(3.7)
State and local government obligations	(0.3)	(0.5)	0
Corporate and other debt securities	(5.0)	(2.8)	(6.2)
Residential mortgage-backed securities	(0.4)	(0.2)	0
Agency residential pass-through obligations	(0.4)	0	0
Commercial mortgage-backed securities	(1.3)	(8.3)	(1.8)
Redeemable preferred stocks	0	(3.2)	(0.1)
Total fixed maturities	(8.3)	(22.6)	(11.8)
Equity securities:
Nonredeemable preferred stocks	(3.2)	0	(0.1)
Common equities	(38.4)	(7.3)	(0.6)
Subtotal gross realized losses on security sales	(49.9)	(29.9)	(12.5)
Net realized gains (losses) on security sales
Fixed maturities:
U.S. government obligations	16.6	16.4	4.8
State and local government obligations	7.5	8.8	7.7
Corporate and other debt securities	26.2	34.4	41.5
Residential mortgage-backed securities	4.5	2.5	3.0
Agency residential pass-through obligations	(0.4)	0	0
Commercial mortgage-backed securities	14.4	8.7	8.2
Redeemable preferred stocks	0.1	(0.5)	(0.1)
Total fixed maturities	68.9	70.3	65.1
Equity securities:
Nonredeemable preferred stocks	62.1	90.0	126.2
Common equities	12.0	100.0	68.0
Subtotal net realized gains (losses) on security sales	143.0	260.3	259.3
Other-than-temporary impairment losses
Fixed maturities:
Residential mortgage-backed securities	0	0	(0.6)
Total fixed maturities	0	0	(0.6)
Equity securities:
Common equities	(8.7)	(7.2)	(5.5)
Subtotal other-than-temporary impairment losses	(8.7)	(7.2)	(6.1)
Other gains (losses)
Hybrid securities	(1.3)	30.5	6.4
Derivative instruments	(20.7)	(64.1)	56.6
Litigation settlements	0.4	4.7	2.2
Subtotal other gains (losses)	(21.6)	(28.9)	65.2
Total net realized gains (losses) on securities	$112.7	$224.2	$318.4

Gross realized gains and losses were predominantly the result of sales transactions in our fixed-income portfolio related to movements in credit spreads and interest rates and sales from our equity portfolios. In addition, gains and losses reflect recoveries from litigation settlements and holding period valuation changes on hybrids and derivatives. Also included are write-downs for securities determined to be other-than-temporarily impaired in our fixed-maturity and/or equity portfolios.

App.-A-18

Net Investment Income  The components of net investment income for the years ended December 31, were:

(millions)	2015	2014	2013
Fixed maturities:
U.S. government obligations	$28.3	$46.2	$50.2
State and local government obligations	60.7	50.1	48.0
Foreign government obligations	0.4	0.4	0.2
Corporate debt securities	102.4	82.1	98.8
Residential mortgage-backed securities	52.2	44.9	28.1
Agency residential pass-through obligations	2.1	0	0
Commercial mortgage-backed securities	74.6	66.0	74.8
Other asset-backed securities	22.0	16.7	16.7
Redeemable preferred stocks	15.0	15.5	21.2
Total fixed maturities	357.7	321.9	338.0
Equity securities:
Nonredeemable preferred stocks	43.7	38.6	36.2
Common equities	51.0	46.6	45.8
Short-term investments	2.2	1.3	2.0
Investment income	454.6	408.4	422.0
Investment expenses	(22.8)	(18.9)	(18.8)
Net investment income	$431.8	$389.5	$403.2

The amount of investment income (interest and dividends) we recognize varies from year to year based on the average assets held during the year and the book yields of the securities in our portfolio. The increase in 2015 primarily reflects an increase in average assets, due in large part to profitable underwriting results and the acquisition of a controlling interest in ARX, while the decrease in 2014 was due in part to an increase in short-term investments held and lower yields on securities purchased during the year.
Trading Securities  At December 31, 2015 and 2014, we did not hold any trading securities and we did not have any net realized gains (losses) on trading securities for the years ended December 31, 2015, 2014, and 2013.
Derivative Instruments  For all derivative positions discussed below, realized holding period gains and losses are netted with any upfront cash that may be exchanged under the contract to determine if the net position should be classified either as an asset or liability. To be reported as a net derivative asset and a component of the available-for-sale portfolio, the inception-to-date holding period (realized) gain on the derivative position at period end would have to exceed any upfront cash received. On the other hand, a net derivative liability would include any inception-to-date holding period (realized) loss plus the amount of upfront cash received (or netted, if upfront cash was paid) and would be reported as a component of other liabilities. These net derivative assets/liabilities are not separately disclosed on the balance sheet due to their immaterial effect on our financial condition, cash flows, and results of operations.

App.-A-19

The following table shows the status of our derivative instruments at December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014, and 2013:

(millions)					Balance Sheet[2]			Comprehensive Income Statement
	Notional Value[1]					Assets (Liabilities) Fair Value		Pretax Net Realized Gains (Losses)
								Years ended
	December 31,					December 31,		December 31,
Derivatives designated as:	2015	2014	2013	Purpose	Classification	2015	2014	2015	2014	2013
Hedging instruments
Closed:
Ineffective cash flow hedge	$18	$44	$54	Manage interest rate risk	NA	$0	$0	$0.2	$0.5	$0.8
Non-hedging instruments
Assets:
Interest rate swaps	750	750	750	Manage portfolio duration	Investments - fixed maturities	4.4	15.8	(23.4)	(64.6)	59.8
Closed:
Interest rate swaps	0	0	1,263	Manage portfolio duration	NA	0	0	0	0	(4.0)
U.S. Treasury Note futures	691	0	0	Manage portfolio duration	NA	0	0	2.5	0	0
Total	NA	NA	NA			$4.4	$15.8	$(20.7)	$(64.1)	$56.6

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

NA = Not Applicable
CASH FLOW HEDGES
We entered into forecasted debt issuance hedges to hedge against a possible rise in interest rates in conjunction with the $400 million of 3.70% Senior Notes issued in January 2015 and the $350 million of 4.35% Senior Notes issued in April 2014. Upon issuance, we closed these hedges and recognized, as part of accumulated other comprehensive income, a pretax loss of $12.9 million in January 2015 and $1.6 million in April 2014.

Our ineffective cash flow hedge, which is reflected in the table above, resulted from the repurchase of a portion of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 during each of the last three years, and we reclassified the unrealized gain on forecasted transactions to net realized gains on securities.

During 2015, we recognized $1.8 million as a net decrease to interest expense on our closed debt issuance cash flow hedges, compared to $2.0 million during 2014 and $2.1 million during 2013.

See Note 4 – Debt for further discussion.
INTEREST RATE SWAPS and U.S. TREASURY FUTURES
We use interest rate swaps and treasury futures contracts to manage the fixed-income portfolio duration. At December 31, 2015, 2014, and 2013, we held interest rate swap positions for which we are paying a fixed rate and receiving a variable rate, effectively shortening the duration of our fixed-income portfolio. On the open positions, since inception, interest rates have increased; however, as interest rate swap rates fell during 2015, our fair value gain decreased by $11.4 million.

During 2013, we closed three interest rate swap positions including a 9-year interest rate swap position (opened in 2009) and two 5-year interest rate swap positions (opened in 2011); in each case, we were paying a fixed rate and receiving a variable rate, effectively shortening the duration of our fixed-income portfolio.

App.-A-20

During the second quarter 2015, we entered into U.S. treasury futures by selling contracts, and we recognized a net realized gain of $2.5 million during the year; all positions were closed at December 31, 2015. The net realized gain was the result of overall rising interest rates during the period that the contracts were held.

As of December 31, 2015, 2014, and 2013, the balance of the cash collateral that we had received from the applicable counterparty on our open positions was $4.9 million, $16.1 million, and $62.7 million, respectively.

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

App.-A-21

The composition of the investment portfolio by major security type and our outstanding debt was:

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2015
Fixed maturities:
U.S. government obligations	$2,429.2	$0	$0	$2,429.2	$2,425.4
State and local government obligations	0	2,721.4	0	2,721.4	2,677.6
Foreign government obligations	18.6	0	0	18.6	18.6
Corporate debt securities	0	3,691.6	0	3,691.6	3,713.2
Subtotal	2,447.8	6,413.0	0	8,860.8	8,834.8
Asset-backed securities:
Residential mortgage-backed	0	1,726.7	0	1,726.7	1,726.0
Agency residential pass-through obligations	0	89.3	0	89.3	90.3
Commercial mortgage-backed	0	2,643.3	9.9	2,653.2	2,665.7
Other asset-backed	0	1,767.9	0	1,767.9	1,771.1
Subtotal asset-backed securities	0	6,227.2	9.9	6,237.1	6,253.1
Redeemable preferred stocks:
Financials	0	92.0	0	92.0	76.8
Utilities	0	51.2	0	51.2	65.1
Industrials	0	91.1	0	91.1	118.1
Subtotal redeemable preferred stocks	0	234.3	0	234.3	260.0
Total fixed maturities	2,447.8	12,874.5	9.9	15,332.2	15,347.9
Equity securities:
Nonredeemable preferred stocks:
Financials	154.9	627.7	0	782.6	674.2
Subtotal nonredeemable preferred stocks	154.9	627.7	0	782.6	674.2
Common equities:
Common stocks	2,650.2	0	0	2,650.2	1,494.0
Other risk investments	0	0	0.3	0.3	0.3
Subtotal common equities	2,650.2	0	0.3	2,650.5	1,494.3
Total fixed maturities and equity securities	5,252.9	13,502.2	10.2	18,765.3	17,516.4
Short-term investments	2,056.3	115.7	0	2,172.0	2,172.0
Total portfolio	$7,309.2	$13,617.9	$10.2	$20,937.3	$19,688.4
Debt	$0	$2,722.9	$164.9	$2,887.8	$2,707.9

App.-A-22

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2014
Fixed maturities:
U.S. government obligations	$2,667.1	$0	$0	$2,667.1	$2,641.1
State and local government obligations	0	2,139.2	0	2,139.2	2,095.7
Foreign government obligations	14.2	0	0	14.2	14.2
Corporate debt securities	0	2,836.7	0	2,836.7	2,813.9
Subtotal	2,681.3	4,975.9	0	7,657.2	7,564.9
Asset-backed securities:
Residential mortgage-backed	0	1,658.5	0	1,658.5	1,635.5
Agency residential pass-through obligations	0	0	0	0	0
Commercial mortgage-backed	0	2,304.0	11.6	2,315.6	2,278.7
Other asset-backed	0	1,638.7	0	1,638.7	1,634.9
Subtotal asset-backed securities	0	5,601.2	11.6	5,612.8	5,549.1
Redeemable preferred stocks:
Financials	0	97.9	0	97.9	77.3
Utilities	0	65.3	0	65.3	65.0
Industrials	0	116.0	0	116.0	117.9
Subtotal redeemable preferred stocks	0	279.2	0	279.2	260.2
Total fixed maturities	2,681.3	10,856.3	11.6	13,549.2	13,374.2
Equity securities:
Nonredeemable preferred stocks:
Financials	204.1	554.1	69.3	827.5	590.4
Subtotal nonredeemable preferred stocks	204.1	554.1	69.3	827.5	590.4
Common equities:
Common stocks	2,491.9	0	0	2,491.9	1,288.8
Other risk investments	0	0	0.4	0.4	0.4
Subtotal common equities	2,491.9	0	0.4	2,492.3	1,289.2
Total fixed maturities and equity securities	5,377.3	11,410.4	81.3	16,869.0	15,253.8
Short-term investments	1,937.0	212.0	0	2,149.0	2,149.0
Total portfolio	$7,314.3	$11,622.4	$81.3	$19,018.0	$17,402.8
Debt	$0	$2,527.5	$0	$2,527.5	$2,164.7
Our portfolio valuations, excluding short-term investments, classified as either Level 1 or Level 2 in the above tables are priced exclusively by external sources, including: pricing vendors, dealers/market makers, and exchange-quoted prices. During 2015, we did not have any transfers between Level 1 and Level 2. During 2014, we had two nonredeemable preferred stocks with a value of $41.7 million that were transferred from Level 2 to Level 1 due to the availability of a consistent exchange price; this was the only transfer during 2014. We recognize transfers between levels at the end of the reporting period.

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

App.-A-23

At December 31, 2015, vendor-quoted prices represented 49% of our Level 1 classifications (excluding short-term investments), compared to 50% at December 31, 2014. The securities quoted by vendors in Level 1 primarily represent our holdings in U.S. Treasury Notes, which are frequently traded and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on active exchanges. The year-over-year decline in vendor-quoted Level 1 prices was due to a reduction of U.S. Treasury Notes with the funds deployed primarily to short-term investments.
At both December 31, 2015 and 2014, vendor-quoted prices comprised 97% of our Level 2 classifications (excluding short-term investments), while dealer-quoted prices represented 3%. In our process for selecting a source (e.g., dealer, pricing service) to provide pricing for securities in our portfolio, we reviewed documentation from the sources that detailed the pricing techniques and methodologies used by these sources and determined if their policies adequately considered market activity, either based on specific transactions for the particular security type or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. Once a source is chosen, we continue to monitor any changes or modifications to their processes by reviewing their documentation on internal controls for pricing and market reviews. We review quality control measures of our sources as they become available to determine if any significant changes have occurred from period to period that might indicate issues or concerns regarding their evaluation or market coverage.

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
For our structured debt securities, including commercial, residential, and asset-backed securities, we evaluate available market-related data for these and similar securities related to collateral, delinquencies, and defaults for historical trends and reasonably estimable projections, as well as historical prepayment rates and current prepayment assumptions and cash flow estimates. We further stratify each class of our structured debt securities into more finite sectors (e.g., planned amortization class, first pay, second pay, senior, subordinated, etc.) and use duration, credit quality, and coupon to determine if the fair value is appropriate.
For our corporate debt and preferred stock (redeemable and nonredeemable) portfolios, as well as the notes and debentures issued by The Progressive Corporation (see Note 4-Debt), we review securities by duration, coupon, and credit quality, as well as changes in interest rate and credit spread movements within that stratification. The review also includes recent trades, including: volume traded at various levels that establish a market, issuer specific fundamentals, and industry specific economic news as it comes to light.
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
Lastly, for our short-term securities, we look at acquisition price relative to the coupon or yield. Since our short-term securities are typically 90 days or less to maturity, with the majority listed in Level 2 being seven days or less to redemption, we believe that acquisition price is the best estimate of fair value.

App.-A-24

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
This analysis provides us with additional comfort regarding each source’s process, the quality of its review, and its willingness to improve its analysis based on feedback from clients. We believe this effort helps ensure that we are reporting the most representative fair values for our securities.
Except as described below, our Level 3 securities are also priced externally; however, due to several factors (e.g., nature of the securities, level of inactivity, and lack of similar securities trading to obtain observable market level inputs), these valuations are more subjective in nature. Certain private equity investments and fixed-income investments included in the Level 3 category are valued using external pricing supplemented by internal review and analysis.
After all the valuations are received and our review is complete, if the inputs used by vendors are determined to not contain sufficient observable market information, we will reclassify the affected security valuations to Level 3. At December 31, 2015 and 2014, securities in our fixed-maturity portfolio listed as Level 3 were comprised substantially of securities that were either: (i) private placements, (ii) thinly held and/or traded securities, or (iii) non-investment-grade or non-rated securities with little liquidity. Based on these factors, it was difficult to independently verify observable market inputs that were used to generate the external valuations we received. Despite the lack of sufficient observable market information for our Level 3 securities, we believe the valuations received, in conjunction with our procedures for evaluating third-party prices, support the fair values reported in the financial statements.
We did not hold any internally-priced securities at December 31, 2015. At December 31, 2014, we held one internally-priced security, a private preferred equity security (our 5% equity interest in ARX) with a value of $69.3 million.
We review the prices from our external sources for reasonableness using internally developed assumptions to derive prices for the securities, which are then compared to the prices we received. During 2015 or 2014, there were no material assets or liabilities measured at fair value on a nonrecurring basis. Based on our review, all the prices received from external sources remain unadjusted.

App.-A-25

The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2015 and 2014:

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2014	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)	Fair Value at Dec. 31, 2015
Fixed maturities:
Asset-backed securities:
Residential mortgage-backed	$0	$0	$0	$0	$0	$0	$0	$0
Commercial mortgage-backed	11.6	(1.3)	0	0	0	(0.4)	0	9.9
Total fixed maturities	11.6	(1.3)	0	0	0	(0.4)	0	9.9
Equity securities:
Nonredeemable preferred stocks:
Financials[1]	69.3	0	0	0	(39.4)	(1.4)	(28.5)	0
Common equities:
Other risk investments	0.4	0	0	0	0	(0.1)	0	0.3
Total Level 3 securities	$81.3	$(1.3)	$0	$0	$(39.4)	$(1.9)	$(28.5)	$10.2

1 The $69.3 million decrease during the year reflects the reclassification of our 5% interest in ARX upon our acquisition of a controlling interest in ARX. The $39.4 million reflects our inception-to-date gain recognized, including the $1.4 million reduction in valuation that occurred during the first six months of 2015.

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
2 The $30.3 million represents a net holding period gain on our investment in ARX, which is reflected in net realized gains (losses) on securities in the comprehensive income statement.

App.-A-26

The following table provides a summary of the quantitative information about Level 3 fair value measurements for our applicable securities at December 31:

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2015	Valuation Technique	Unobservable Input	Unobservable Input Assumption
Fixed maturities:
Asset-backed securities:
Commercial mortgage-backed	$9.9	External vendor	Prepayment rate[1]	0
Total fixed maturities	9.9
Equity securities:
Nonredeemable preferred stocks:
Financials	0	NA	NA	NA
Subtotal Level 3 securities	9.9
Third-party pricing exemption securities[2]	0.3
Total Level 3 securities	$10.2

NA= Not Applicable since we did not hold any nonredeemable preferred stock Level 3 securities at December 31, 2015.
1 Assumes that one security has 0% of the principal amount of the underlying loans that will be paid off prematurely in each year.
2 The fair values for these securities were obtained from non-binding external sources where unobservable inputs are not reasonably available to us.

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2014	Valuation Technique	Unobservable Input	Unobservable Input Assumption
Fixed maturities:
Asset-backed securities:
Commercial mortgage-backed	$11.6	External vendor	Prepayment rate[1]	0
Total fixed maturities	11.6
Equity securities:
Nonredeemable preferred stocks:
Financials	69.3	Multiple of tangible net book value	Price to book ratio multiple	2.6
Subtotal Level 3 securities	80.9
Third-party pricing exemption securities[2]	0.4
Total Level 3 securities	$81.3

1 Assumes that one security has 0% of the principal amount of the underlying loans that will be paid off prematurely in each year.
2 The fair values for these securities were obtained from non-binding external sources where unobservable inputs are not reasonably available to us.

Due to the relative size of the Level 3 securities’ fair values compared to the total portfolio’s fair value, any changes in pricing methodology would not have a significant change in valuation that would materially impact net and comprehensive income.

App.-A-27

4.  DEBT
Debt at December 31 consisted of:

	2015		2014
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
3.75% Senior Notes due 2021 (issued: $500.0, August 2011)	$498.1	$528.7	$497.8	$535.6
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	295.7	376.0	295.5	400.6
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	395.0	490.6	394.8	527.9
4.35% Senior Notes due 2044 (issued: $350.0, April 2014)	346.4	352.8	346.3	378.9
3.70% Senior Notes due 2045 (issued: $400.0, January 2015)	395.0	362.0	0	0
6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (issued: $1,000.0, June 2007; outstanding: $614.4 and $632.8)	612.8	612.8	630.3	684.5
Other debt instruments	164.9	164.9	0	0
Total	$2,707.9	$2,887.8	$2,164.7	$2,527.5
The other debt instruments reported in the table above represent ARX indebtedness and consist of:

Type of debt instrument	Number of Instruments	Carrying Value	Stated Maturity Date(s)
Term loans	2	$87.1	December 2018 and 2019
Junior subordinated notes[1]	2	41.2	June 2036 and 2037
Senior notes	4	24.0	Various[2]
Surplus note	1	12.6	November 2021
Total		$164.9
1 ARX issued junior subordinated floating rate notes to trusts established by ARX in connection with issuances of trust preferred securities by the trust(discussed below).
2 The senior notes mature in May 2033, April 2034, December 2034, and June 2035.
Aggregate required principal payments on debt outstanding at December 31, 2015, are as follows:

(millions)
Year	Payments
2016	$27.2
2017	27.2
2018	27.2
2019	13.4
2020	3.0
Thereafter	2,631.3
Total	$2,729.3
The Progressive Corporation Debt
Excluding the other debt instruments, all of the outstanding debt was issued by The Progressive Corporation, the ultimate holding company. The holding company debt includes amounts that were borrowed and contributed to the capital of its insurance subsidiaries or used, or made available for use, for other business purposes. Fair values for these debt instruments are obtained from external sources. There are no restrictive financial covenants or credit rating triggers on The Progressive Corporation debt.
Interest on all debt issued by The Progressive Corporation is payable semiannually at the stated rates. However, the 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “6.70% Debentures”) will only bear interest at this fixed annual rate through June 14, 2017. Thereafter, the 6.70% Debentures will bear interest at an annual rate equal to the three-month London Interbank Offered Rate (LIBOR) plus 2.0175%, and interest will be payable quarterly until the 6.70% Debentures are redeemed or retired.

App.-A-28

Except for the 6.70% Debentures, all remaining principal on the Senior Notes is due at the maturity stated in the tables above. The Senior Notes are redeemable, in whole or in part, at any time; however, the redemption price will equal the greater of the principal amount of the Senior Notes or a “make whole” amount calculated by reference to the present values of remaining scheduled principal and interest payments under the Senior Notes. Commencing on June 15, 2017, on each interest payment date, we have the right to redeem the 6.70% Debentures at par. If not previously redeemed, the 6.70% Debentures will become due on June 15, 2037, the scheduled maturity date, but only to the extent that we have received sufficient net proceeds from the sale of certain qualifying capital securities. The Progressive Corporation must use its commercially reasonable efforts, subject to certain market disruption events, to sell enough qualifying capital securities to permit repayment of the 6.70% Debentures in full on the scheduled maturity date or, if sufficient proceeds are not realized from the sale of such qualifying capital securities by such date, on each interest payment date thereafter. Any remaining outstanding principal will be due on June 15, 2067, the final maturity date.

The Progressive Corporation issued $400 million of 3.70% Senior Notes due 2045 in January 2015, and $350 million of 4.35% Senior Notes due 2044 in April 2014, in underwritten public offerings. We received proceeds, after deducting underwriter's discounts and commissions, of approximately $394.9 million and $346.3 million, respectively. In addition, we incurred expenses of approximately $0.8 million and $0.7 million, respectively, related to the issuances.
Prior to issuance of each of the Senior Notes and 6.70% Debentures, we entered into forecasted debt issuance hedges against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed and we recognized unrealized gains (losses) as part of accumulated other comprehensive income. We recognize the gains and losses as an adjustment to interest expense and amortize them over the applicable life of the debt securities. The original unrealized gain (loss) at the time of each debt issuance and the unamortized balance at December 31, 2015, on a pretax basis, of these hedges, were as follows:

(millions)	Unrealized Gain (Loss) at Debt Issuance	Unamortized Balance at December 31, 2015
3.75% Senior Notes	$(5.1)	$(3.1)
6 5/8% Senior Notes	(4.2)	(3.0)
6.25% Senior Notes	5.1	3.9
4.35% Senior Notes	(1.6)	(1.6)
3.70% Senior Notes	(12.9)	(12.6)
6.70% Debentures	34.4	3.9
The gains (losses) on these hedges are deferred and are being amortized as adjustments to interest expense over the life of the related Senior Notes, and over the 10-year fixed interest rate term for the 6.70% Debentures. In addition to this amortization, during 2015 and 2014, we reclassified $0.2 million and $0.5 million, respectively, on a pretax basis, from accumulated other comprehensive income on the balance sheet to net realized gains on securities on the comprehensive income statement, reflecting the portion of the unrealized gain on forecasted transactions that was related to the portion of the 6.70% Debentures repurchased during the periods.
During 2015 and 2014, we repurchased, in the open market, $18.4 million and $44.3 million, respectively, in aggregate principal amount of the 6.70% Debentures. Since the amount paid exceeded the carrying value of the debt we repurchased, we recognized losses on these extinguishments of $0.9 million and $4.8 million, respectively.
ARX Debt (i.e., Other debt instruments)
The other debt instruments were issued by ARX, in which we acquired a controlling interest during the second quarter 2015. ARX, not The Progressive Corporation or any of its other subsidiaries, is responsible for the other debt, which includes amounts that were borrowed and contributed to the capital of ARX's insurance subsidiaries or used, or made available for use, for other business purposes.
In estimating the fair value of the other debt instruments, it was determined that the fair value of these notes is equal to the carrying value, based on the current rates offered for debt of similar maturities and interest rates.
The term loans require ARX and its subsidiaries to maintain specified debt leverage and fixed charge coverage ratios, as well as maintain a minimum risk-based capital ratio and minimum financial strength and credit ratings, as provided by A.M. Best Company, Inc. As of December 31, 2015, ARX was in compliance with these covenants. The surplus note requires ARX to maintain at least $50 million of surplus, which it met at December 31, 2015. There are no restrictive financial covenants or credit rating triggers on any of the remaining other debt instruments.

App.-A-29

Monthly interest and principal payments are made on the term loans, with interest calculated based on the 30-day LIBOR plus 2.25%. Principal payments of $25.0 million are required to be paid during the next twelve months on these term loans. The term loans are secured by 100% of the outstanding common stock of four subsidiaries of ARX.

Interest on the junior subordinated notes and the senior notes is paid quarterly at a floating rate tied to the three-month LIBOR rate. Principal and interest on the surplus note is payable pursuant to a schedule permitted by the Florida Office of Insurance Regulation, and interest is set quarterly based upon the 10-year U.S. treasury bond rate. Principal payments of $2.2 million are due during the next twelve months on the surplus note.

The junior subordinated notes and senior notes can be redeemed, in whole or in part, at the option of ARX at par, plus accrued and unpaid interest, on any interest payment date.

Pursuant to agreements entered into by ARX relating to the trust preferred securities transactions, ARX established trusts that are 100% owned by ARX. The trusts, which are the holders of the junior subordinated notes, issued trust preferred securities to third parties. The shares in the trusts are not transferable. The trusts are considered special purpose variable interest entities for which ARX is not the primary beneficiary and, therefore, they are accounted for under the equity method of accounting and not consolidated with ARX. Our ownership interest of $1.3 million in the variable interest entities is reported as a component of "other assets" on our consolidated balance sheets.
The Progressive Corporation Line of Credit
In March 2015, we renewed the unsecured, discretionary line of credit (the "Line of Credit") with PNC Bank, National Association (PNC) in the maximum principal amount of $100 million. The prior line of credit, entered into in March 2014, has expired. The Line of Credit is on substantially the same terms and conditions as the prior line of credit. Subject to the terms and conditions of the Line of Credit documents, advances under the Line of Credit (if any) will bear interest at a variable rate equal to the higher of PNC's Prime Rate or the sum of the Federal Funds Open Rate plus 50 basis points. Each advance must be repaid on the 30th day after the advance or, if earlier, on April 30, 2016, the expiration date of the Line of Credit. Prepayments are permitted without penalty. All advances under the Line of Credit are subject to PNC's discretion. We had no borrowings under the Line of Credit or the prior line of credit in 2015 or 2014.

5.  INCOME TAXES

The components of our income tax provision were as follows:

(millions)	2015	2014	2013
Current tax provision
Federal	$655.3	$594.4	$460.2
State	14.7	0	0
Deferred tax expense (benefit)
Federal	(47.7)	32.0	94.4
State	(11.2)	0	0
Total income tax provision	$611.1	$626.4	$554.6

App.-A-30

As a result of our acquisition of a controlling interest in ARX, state income taxes are now being included in the income tax provision. In prior years, state income taxes were not significant. The provision for income taxes in the accompanying consolidated statements of comprehensive income differed from the statutory rate as follows:

($ in millions)	2015		2014		2013
Income before income taxes	$1,911.6		$1,907.4		$1,720.0
Tax at statutory federal rate	$669.1	35%	$667.6	35%	$602.0	35%
Tax effect of:
Dividends received deduction	(19.8)	(1)	(18.3)	(1)	(17.6)	(1)
Exempt interest income	(17.8)	(1)	(13.8)	(1)	(13.1)	(1)
Non-taxable gain[1]	(13.8)	(1)	0	0	0	0
Tax-deductible dividends	(7.9)	0	(6.5)	0	(13.6)	(1)
State income taxes, net of federal taxes	2.3	0	0	0	0	0
Other items, net	(1.0)	0	(2.6)	0	(3.1)	0
Total income tax provision	$611.1	32%	$626.4	33%	$554.6	32%

1 Represents the tax effect of holding period gains on the 5% interest in ARX we owned prior to acquisition of a controlling interest on April 1, 2015.
Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2015 and 2014, the components of the net deferred tax asset (liability) were as follows:

(millions)	2015	2014
Federal deferred tax assets:
Unearned premiums reserve	$453.3	$378.8
Investment basis differences	40.5	60.6
Non-deductible accruals	231.4	208.0
Loss and loss adjustment expense reserves	75.3	76.9
Hedges on forecasted transactions	4.4	0
Other	9.6	7.5
Federal deferred tax liabilities:
Net unrealized gains on securities	(436.7)	(550.3)
Hedges on forecasted transactions	0	(0.8)
Deferred acquisition costs	(197.4)	(160.0)
Property and equipment	(110.7)	(100.9)
Prepaid expenses	(11.9)	(11.4)
Intangible assets-ARX acquisition	(166.4)	0
Deferred gain on extinguishment of debt	(2.2)	(3.0)
Other	(7.0)	(4.3)
Net federal deferred tax liability	(117.8)	(98.9)
Net state deferred tax asset	8.5	0
Net deferred tax liability	$(109.3)	$(98.9)

Although realization of the deferred tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2015 or 2014.
At December 31, 2015 and 2014, we had $25.1 million and $49.4 million, respectively, of net taxes payable (included in other liabilities on the balance sheet).

App.-A-31

The Progressive Corporation and its wholly-owned subsidiaries file a consolidated income tax return. This group has been a participant in the Compliance Assurance Program (CAP) since 2007. Under CAP, the Internal Revenue Service (IRS) begins its examination process for the tax year before the tax return is filed, by examining significant transactions and events as they occur. The goal of the CAP program is to expedite the exam process and to reduce the level of uncertainty regarding a taxpayer's tax filing positions.
All federal income tax years prior to 2012 are closed. The IRS exams for 2012-2014 have been completed. We consider these years to be effectively settled.
ARX and its wholly owned subsidiaries file their own consolidated income tax return since we own less than 80% of their outstanding stock. This group was last examined by the IRS for the 2011 and 2012 tax years, which we consider to be effectively settled. The 2013-2015 tax years remain open to examination.
The statute of limitations for state income tax purposes generally remains open for three to four years from the return filing date, depending upon the jurisdiction. There has been no significant state income tax audit activity.
We recognize interest and penalties, if any, as a component of income tax expense. For the year ended December 31, 2015, $0.1 million of interest and penalties expense has been recorded in the tax provision. For the year ended December 31, 2013, $0.2 million of interest benefit has been recorded in the tax provision. We have not recorded any unrecognized tax benefits, or any related interest and penalties, as of December 31, 2015 and 2014.
6.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
Activity in the loss and loss adjustment expense reserves is summarized as follows:

(millions)	2015	2014	2013
Balance at January 1	$8,857.4	$8,479.7	$7,838.4
Less reinsurance recoverables on unpaid losses	1,185.9	1,045.9	862.1
Net balance at January 1	7,671.5	7,433.8	6,976.3
Net loss and loss adjustment reserves acquired[1]	222.4	0	0
Total beginning reserves	7,893.9	7,433.8	6,976.3
Incurred related to:
Current year	14,657.1	13,330.3	12,427.3
Prior years	(315.1)	(24.1)	45.1
Total incurred	14,342.0	13,306.2	12,472.4
Paid related to:
Current year	9,577.3	8,831.5	8,095.0
Prior years	4,062.3	4,237.0	3,919.9
Total paid	13,639.6	13,068.5	12,014.9
Net balance at December 31	8,596.3	7,671.5	7,433.8
Plus reinsurance recoverables on unpaid losses	1,442.7	1,185.9	1,045.9
Balance at December 31	$10,039.0	$8,857.4	$8,479.7
 1Net reserves acquired in ARX acquisition.

We experienced favorable reserve development of $315.1 million in 2015 and $24.1 million in 2014, compared to unfavorable reserve development of $45.1 million in 2013, which is reflected as “Incurred related to prior years” in the table above.

2015
•The favorable prior year reserve development was primarily attributable to accident year 2014.

•
Favorable reserve development occurred in all segments; personal auto businesses experienced approximately 65% of total development, with the remainder split between our Commercial Lines business and Property business.

•
In our personal auto and Commercial Lines businesses, we incurred favorable case loss reserve development primarily in bodily injury and uninsured motorist bodily injury coverages due to lower than anticipated severity.

•	In our Property business, development was favorable due to lower than anticipated severity and frequency, primarily in accident years 2014 and 2013.

App.-A-32

2014
•The favorable prior year reserve development was primarily attributable to accident year 2010.

•
Favorable reserve development in our Commercial Lines business was partially offset by unfavorable development in our Agency auto business. Our Direct auto business experienced slightly favorable development.

•	The favorable reserve development in our Commercial Lines business was primarily related to favorable case reserve development on our high limit policies.

•	In Agency auto, the unfavorable development was primarily attributable to personal injury protection (PIP) loss reserves and to the adjusting and other loss adjustment expense reserves.
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
We write personal and commercial auto and property insurance throughout the United States and could be exposed to hurricanes or other catastrophes. We maintain catastrophic reinsurance coverage on our Property business to help mitigate this risk. Although the occurrence of a major catastrophe could have a significant effect on our monthly or quarterly results, we believe that, based on historical experience, such an event would not be so material as to disrupt the overall normal operations of Progressive. We are unable to predict the frequency or severity of any such events that may occur in the near term or thereafter.

7.  REINSURANCE
The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

	2015		2014		2013
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$21,086.5	$20,454.1	$18,914.8	$18,648.4	$17,562.8	$17,317.9
Ceded:
Regulated Plans	(358.0)	(362.6)	(251.9)	(241.4)	(216.2)	(205.4)
Non-Regulated Plans	(164.5)	(192.4)	(8.3)	(8.5)	(6.9)	(9.1)
Total Ceded	(522.5)	(555.0)	(260.2)	(249.9)	(223.1)	(214.5)
Net premiums	$20,564.0	$19,899.1	$18,654.6	$18,398.5	$17,339.7	$17,103.4

App.-A-33

Regulated plans include the following:

•	Federal reinsurance plan

◦	National Flood Insurance Program (NFIP)

•	State-provided reinsurance facilities

◦	Michigan Catastrophic Claims Association (MCCA)

◦	North Carolina Reinsurance Facility (NCRF)

◦	Florida Hurricane Catastrophe Fund (FHCF)

•	State-mandated involuntary plans

◦	Commercial Auto Insurance Procedures/Plans (CAIP)

The Non-Regulated plans primarily include amounts ceded on Property business under catastrophic and quota share reinsurance agreements.
The increase in the amount of premiums ceded in 2015, compared to the prior years, primarily reflects ARX's reinsurance programs.
Losses and loss adjustment expenses were net of reinsurance ceded of $457.3 million in 2015, $322.7 million in 2014, and $347.0 million in 2013. The increase in losses and loss adjustment expenses is related to the Property business.
Our prepaid reinsurance premiums and reinsurance recoverables were comprised of the following at December 31:

	Prepaid Reinsurance Premiums				Reinsurance Recoverables
($ in millions)	2015		2014		2015		2014
Regulated Plans:
MCCA	$31.4	16%	$32.8	38%	$1,217.6	82%	$1,018.8	83%
CAIP	37.1	19	26.5	31	134.0	9	110.1	9
NCRF	25.6	13	21.9	26	56.7	4	51.1	4
NFIP	45.0	22	0	0	10.4	1	0	0
Other	0	0	0	0	2.8	0	2.0	0
Total Regulated Plans	139.1	70	81.2	95	1,421.5	96	1,182.0	96
Non-Regulated Plans:
Property	52.6	26	0	0	35.5	2	0	0
Other	7.6	4	4.1	5	31.8	2	49.9	4
Total Non-Regulated Plans	60.2	30	4.1	5	67.3	4	49.9	4
Total	$199.3	100%	$85.3	100%	$1,488.8	100%	$1,231.9	100%
Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to us. Our exposure to losses from the failure of Regulated Plans is minimal, since these plans are funded by the federal government or by mechanisms supported by the insurance companies in the applicable state. We evaluate the financial condition of our other reinsurers and monitor concentrations of credit risk to minimize our exposure to significant losses from reinsurer insolvencies.

8.  STATUTORY FINANCIAL INFORMATION
Consolidated statutory surplus was $7,575.5 million and $6,442.8 million at December 31, 2015 and 2014, respectively. Statutory net income was $1,333.1 million, $1,289.5 million, and $1,086.3 million for the years ended December 31, 2015, 2014, and 2013, respectively.
At December 31, 2015, $637.6 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.
During 2015, the insurance subsidiaries paid aggregate cash dividends of $886.5 million to their parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $1,325.0 million in 2016 without prior approval from regulatory authorities, provided the dividend payments are not made within 12 months of previous dividends paid by the applicable subsidiary.

App.-A-34

9.  EMPLOYEE BENEFIT PLANS

Except to the extent specifically included, references in this Note 9 to Progressive refer to The Progressive Corporation and its subsidiaries other than ARX and its subsidiaries, and references to ARX refer to ARX and its subsidiaries. ARX and its subsidiaries maintain employee benefit plans that are separate from the plans that cover employees of The Progressive Corporation's other subsidiaries.

Retirement Plans  Progressive has a defined contribution pension plan (401(k) Plan) that covers most of its employees who are United States residents and have been employed with the company for at least 30 days. Under Progressive's 401(k) Plan, we match up to a maximum of 6% of an employee’s eligible compensation contributed to the plan. Employee and company matching contributions are invested, at the direction of the employee, in a number of investment options available under the plan, including various mutual funds, a self-directed brokerage option, and a Progressive common stock fund. Progressive's common stock fund is an employee stock ownership program (ESOP) within the 401(k) Plan. At December 31, 2015, the ESOP held 25.2 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash, at the election of the participant, and the related tax benefit is recorded as part of our tax provision.
Matching contributions made by Progressive for its 401(k) Plan were $78.4 million, $74.8 million, and $69.9 million for the years ended December 31, 2015, 2014, and 2013, respectively.

ARX employees are covered by separate qualified defined contribution plans.  Matching contributions of up to 6% of each eligible employee’s compensation are made each pay period.  Contributions to these plans, from April 1, 2015, the date The Progressive Corporation acquired a controlling interest in ARX, were $0.7 million.
Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements, and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $22.6 million and $22.5 million at December 31, 2015 and 2014, respectively.
Postretirement Benefits  Progressive provides postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. There are approximately 100 people who are eligible for these postretirement benefits. Progressive's funding policy for these benefits is to contribute annually, to a 501(c)(9) trust, the maximum amount that can be deducted for federal income tax purposes.
Incentive Compensation Plans – Employees  Progressive's incentive compensation programs include both non-equity incentive plans (cash) and equity incentive plans. Progressive's cash incentive compensation includes a cash bonus program for a limited number of senior executives and Progressive's Gainsharing program for other employees; the structures of these programs are similar in nature. Progressive's equity incentive compensation plans provide for the granting of restricted stock awards and restricted stock unit awards (collectively, “restricted equity awards”) to key members of management.
ARX provides cash bonuses to its employees, both annual and periodic, and has an equity compensation plan under which it has granted stock option awards, exercisable for shares of ARX common stock, to certain of its key employees. These stock option awards include both nonqualified and incentive stock options; all such stock options are subject to the put and call provisions of the ARX stockholders’ agreement. See Note 16 - Redeemable Noncontrolling Interest. As a result of these provisions, and the determination that the ultimate settlement of these awards would be in cash, the ARX stock options are treated for accounting purposes as liability awards.
The amounts charged to income for Progressive and ARX incentive compensation plans for the years ended December 31, were:

	2015		2014		2013
(millions)	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Non-equity incentive plans - cash	$337.7	$219.5	$266.2	$173.0	$234.5	$152.4
Equity incentive plans:
Equity awards	64.5	41.9	51.4	33.4	64.9	42.2
Liability awards	1.7	1.1	0	0	0	0

The decrease in expense for 2014 reflected adjustments recorded to our performance-based equity awards based on estimates, as of December 31, 2014, of the level of performance expected to be reached.

App.-A-35

Progressive's 2003 Incentive Plan has expired, and no new awards may be made under this plan; all awards granted prior to the plan’s expiration have vested, been forfeited, or expired, and no awards remain outstanding at December 31, 2015. Progressive's 2010 Equity Incentive Plan, which provides for the granting of equity-based compensation to officers and other key employees, originally authorized awards for up to 18.0 million shares. Progressive's 2015 Equity Incentive Plan, which provides for the granting of equity-based compensation to officers and other key employees, originally authorized awards for up to 13.0 million shares.

Since 2010, Progressive has issued restricted stock units as the form of equity awards to Progressive management. The restricted equity awards are issued as either time-based or performance-based awards. The time-based awards vest in equal installments upon the lapse of specified periods of time, typically three, four, and five years. All restricted stock units are settled at or after vesting in Progressive common shares from existing treasury shares on a one-to-one basis.
The performance-based awards were granted to our Chief Executive Officer as his sole equity award in each of the last five years, and to approximately 45 other Progressive executives and senior managers in 2015 in addition to their time-based awards, to provide additional incentive to achieve pre-established profitability and growth targets or relative investment performance.
Vesting of performance-based awards is contingent upon the achievement of predetermined performance goals within specified time periods. The targets for the performance-based awards, as well as the number of units that ultimately may vest, vary by grant. All performance-based awards include a specified number of shares or units that will vest if performance meets a specified target and minimum performance goals that must be achieved for any shares or units to vest. If at least the minimum performance goals are achieved, the range at which an award can vest is determined by the type of measurement goals included in the award, as follows:

Performance Measurement	Year of Grant	Vesting range, expressed as a percentage of target
Growth of our personal and commercial auto businesses, compared to market	2013-2015	0-250%
	2012 and Prior	0-200%
Investment results relative to peer group	2012-2015	0-200%
Growth in percentage of auto policies bundled with other specified types of policies (granted to two senior executive officers)	2015	0% or 100-200%

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

App.-A-36

A summary of all employee restricted equity award activity during the years ended December 31, follows:

	2015		2014		2013
Restricted Equity Awards	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value
Beginning of year	9,051,564	$21.27	9,918,575	$20.13	11,625,981	$17.80
Add (deduct):
Granted[2]	2,489,976	25.20	3,542,984	19.32	2,738,809	22.73
Vested	(3,682,644)	19.53	(4,228,673)	16.99	(4,293,605)	15.54
Forfeited	(133,669)	21.63	(181,322)	20.75	(152,610)	18.28
End of year[3,4]	7,725,227	$23.37	9,051,564	$21.27	9,918,575	$20.13

1 Includes both restricted stock units and restricted stock. Upon vesting, all units will be converted on a one-for-one basis into Progressive common shares funded from existing treasury shares. All performance-based awards are included at their target amounts.
2 We reinvest dividend equivalents on restricted stock units. For 2015, 2014, and 2013, the number of units "granted" shown in the table above includes 196,947, 538,749, and 161,077 of dividend equivalent units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair value of the original grant.
3 At December 31, 2015, the number of shares included 2,025,871 performance-based awards at their target amounts. We expect 1,946,565 of these performance-based awards to vest, based upon our current estimate of the likelihood of achieving these pre-determined performance goals.
4 At December 31, 2015, the total unrecognized compensation cost related to unvested equity awards was $78.3 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into the income statement over the weighted average vesting period of 2.3 years.
The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2015, 2014, and 2013, was $105.4 million, $109.6 million, and $98.3 million, respectively, based on the actual stock price on the vesting date.

As a result of the put and call rights described in Note 16 - Redeemable Noncontrolling Interest, all outstanding stock options awarded to ARX employees prior to April 1, 2015, are treated as liability awards for accounting purposes; however, the awards maintain the specific features per the original award agreements. The value of each option is based upon our good faith estimate of the fair market value as of the end of the reporting period and the pro-rata expense is recognized.

A summary of all ARX employee stock option activity since acquisition, follows:

	2015
Options Outstanding	Number of Shares	Weighted Average Exercise Price
At acquisition	26,000	$513.72
Add (deduct):
Exercised[1]	(1,005)	197.01
End of year	24,995	$526.46
Exercisable, end of year	12,995	$386.69
1 At the time of exercise, the value earned by the option holders was $1.1 million.

	2015
Non-Vested Options Outstanding	Number of Shares	Weighted Average Exercise Price
At acquisition	14,800	$675.55
Add (deduct):
Vested	(2,800)	665.85
End of year[1]	12,000	$677.81
1 At December 31, 2015, the remaining unrecognized compensation cost related to unvested options was $2.9 million and the remaining weighted average vesting period on the unvested awards is 1.72 years.

Since the acquisition, we recognized $1.7 million, or $1.1 million after tax, of compensation expense related to ARX's outstanding stock options.

App.-A-37

Incentive Compensation Plans – Directors  Progressive's 2003 Directors Equity Incentive Plan, which provides for the granting of equity-based awards, including restricted stock awards, to non-employee directors, originally authorized awards for up to 1.4 million shares.
Through 2015, The Progressive Corporation granted restricted stock awards to its non-employee directors as their sole compensation for serving as members of the Board of Directors. The restricted stock awards are issued as time-based awards. The vesting period (i.e., requisite service period) must be a minimum of six months and one day. The time-based awards granted to date have typically included vesting periods of 11 months from the date of each grant. To the extent a director is newly appointed during the year, or a director's committee assignments change, the vesting period may be shorter, but always at least equal to six months and one day as required by the terms of the plan. The restricted stock awards are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.

A summary of all directors’ restricted stock activity during the years ended December 31, follows:

	2015		2014		2013
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	81,579	$25.45	93,254	$26.19	92,957	$21.41
Add (deduct):
Granted	89,427	27.23	90,649	25.44	93,254	26.19
Vested	(81,579)	25.45	(93,254)	26.19	(92,957)	21.41
Forfeited	0	0	(9,070)	25.36	0	0
End of year	89,427	$27.23	81,579	$25.45	93,254	$26.19
The aggregate fair value of the restricted stock vested, during the years ended December 31, 2015, 2014, and 2013, was $2.2 million, $2.2 million, and $2.3 million, respectively, based on the actual stock price at time of exercise/vesting.

Deferred Compensation  The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan) permits eligible Progressive executives to defer receipt of some or all of their annual bonuses and all of their annual equity awards. Deferred cash compensation is deemed invested in one or more investment funds, including Progressive common shares, offered under the Deferral Plan and elected by the participant. All Deferral Plan distributions attributable to deferred cash compensation will be paid in cash.
For all equity awards granted in or after March 2005, and deferred pursuant to the Deferral Plan, the deferred amounts are deemed invested in our common shares and are ineligible for transfer to other investment funds in the Deferral Plan; distributions of these deferred awards will be made in Progressive common shares. For all restricted stock awards granted prior to that date, the deferred amounts are eligible to be transferred to any of the investment funds in the Deferral Plan; distributions of these deferred awards will be made in cash. We reserved 11.1 million of our common shares for issuance under the Deferral Plan. An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan.
The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2015	2014
Progressive common shares[1]	$108.5	$83.2
Other investment funds[2]	124.8	123.9
Total	$233.3	$207.1
1 Includes 4.4 million and 3.6 million common shares as of December 31, 2015 and 2014, respectively, to be distributed in common shares.
2 Amount is included in other assets on the balance sheet.

App.-A-38

10.  SEGMENT INFORMATION
We write personal and commercial auto and property insurance and other specialty property-casualty insurance and provide related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles. The Personal Lines segment is comprised of both the Agency and Direct businesses. The Agency business includes business written by our network of more than 35,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (other insurance companies, financial institutions, and national agencies). The Direct business includes business written directly by us online, by phone, or on mobile devices. We operate our personal auto businesses throughout the United States and sell personal auto physical damage and auto property damage liability insurance in Australia. For the years ended December 31, 2015, 2014, and 2013, net premiums earned on our Australian business were $15.9 million, $17.1 million, and $13.0 million, respectively.
Our Commercial Lines segment writes primary liability and physical damage insurance for automobiles and trucks owned and/or operated predominantly by small businesses in the business auto, for-hire transportation, contractor, for-hire specialty, tow, and for-hire livery markets. This segment operates in 49 states and is distributed through both the independent agency and direct channels.
Our Property segment writes insurance for homeowners, other property owners, and renters primarily through the independent agency channel in 31 states and the District of Columbia for personal property and in 4 states for commercial property as of December 31, 2015 (flood insurance is written in 37 states and D.C.). Our Property business primarily consists of the operations of ARX, in which we acquired a controlling interest in the second quarter of 2015.
Our other indemnity businesses manage our run-off businesses, including the run-off of our professional liability insurance for community banks.
Our service businesses provide insurance-related services, including processing CAIP business, and serving as an agent for homeowners, general liability, and workers’ compensation insurance through our programs with American Strategic Insurance and other subsidiaries of ARX (ASI), and unaffiliated insurance companies.
All segment revenues are generated from external customers and we do not have a reliance on any major customer.
We evaluate profitability based on pretax underwriting profit (loss) for the Personal Lines, Commercial Lines, and Property segments and for the other indemnity businesses. Pretax underwriting profit (loss) is calculated as net premiums earned plus fees and other revenues, less: (i) losses and loss adjustment expenses; (ii) policy acquisition costs; and (iii) other underwriting expenses. Service business pretax profit (loss) is the difference between service business revenues and service business expenses.

Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We do not allocate assets or income taxes to operating segments. In addition, we do not separately identify depreciation expense by segment, and such allocation would be impractical. Companywide depreciation expense was $103.7 million in 2015, $97.1 million in 2014, and $101.3 million in 2013. The accounting policies of the operating segments are the same as those described in Note 1 - Reporting and Accounting Policies.

App.-A-39

Following are the operating results for the years ended December 31:

	2015		2014		2013
(millions)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)
Personal Lines
Agency	$9,108.6	$713.2	$9,087.0	$683.0	$8,601.5	$542.9
Direct	8,185.9	403.4	7,474.0	423.4	6,740.1	473.9
Total Personal Lines[1]	17,294.5	1,116.6	16,561.0	1,106.4	15,341.6	1,016.8
Commercial Lines	1,995.9	318.3	1,837.5	315.8	1,761.6	114.1
Property[2]	609.1	61.3	0	0	0	0
Other indemnity[3]	(0.4)	(1.0)	0	(11.9)	0.2	(10.8)
Total underwriting operations	19,899.1	1,495.2	18,398.5	1,410.3	17,103.4	1,120.1
Fees and other revenues[4]	302.0	NA	309.1	NA	291.8	NA
Service businesses	86.3	8.8	56.0	5.1	39.6	0.8
Investments[5]	567.3	544.5	632.6	613.7	740.4	721.6
Gains (losses) on extinguishment of debt	(0.9)	(0.9)	(4.8)	(4.8)	(4.3)	(4.3)
Interest expense	NA	(136.0)	NA	(116.9)	NA	(118.2)
Consolidated total	$20,853.8	$1,911.6	$19,391.4	$1,907.4	$18,170.9	$1,720.0

NA = Not Applicable
1 Personal auto insurance accounted for 92% of the total Personal Lines segment net premiums earned in 2015, compared to 92% in 2014 and 91% in 2013; insurance for our special lines products (e.g., motorcycles, ATVs, RVs, manufactured homes, watercraft, and snowmobiles) accounted for the balance of the Personal Lines net premiums earned.
2 We began reporting our Property business as a segment on April 1, 2015, when we acquired a controlling interest in ARX; Property business written prior to that date was negligible. During 2015, amounts include $45.2 million of amortization/depreciation expense associated with the acquisition of a controlling interest in ARX. Although this expense is included in our Property segment, it is not reported in the consolidated results of ARX Holding Corp. and, therefore, will not affect the value of the noncontrolling interest.
3 Our professional liability group recognized $0.4 million of reinstatement premiums paid to our reinsurers pursuant to their reinsurance contracts during 2015. This premium reduction is reflected in our companywide total results. In total, our run-off businesses generated an underwriting loss of $1.0 million in 2015.
4 Pretax profit (loss) for fees and other revenues are allocated to operating segments.
5 Revenues represent recurring investment income and total net realized gains (losses) on securities; pretax profit is net of investment expenses.

Our management uses underwriting margin and combined ratio as primary measures of underwriting profitability. Underwriting profitability is calculated by subtracting losses and loss adjustment expenses, policy acquisition costs, and other underwriting expenses from the total of net premiums earned and fees and other revenues. The underwriting margin is the pretax underwriting profit (loss) expressed as a percentage of net premiums earned (i.e., revenues from underwriting operations). Combined ratio is the complement of the underwriting margin. Following are the underwriting margins/combined ratios for our underwriting operations for the years ended December 31:

	2015		2014		2013
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines
Agency	7.8%	92.2	7.5%	92.5	6.3%	93.7
Direct	4.9	95.1	5.7	94.3	7.0	93.0
Total Personal Lines	6.5	93.5	6.7	93.3	6.6	93.4
Commercial Lines	15.9	84.1	17.2	82.8	6.5	93.5
Property[1]	10.1	89.9	0	0	0	0
Other indemnity[2]	NM	NM	NM	NM	NM	NM
Total underwriting operations	7.5	92.5	7.7	92.3	6.5	93.5

1 Included is 7.4 points of amortization/depreciation expense associated with the acquisition of a controlling interest in ARX.
2 Underwriting margins/combined ratios are not meaningful (NM) for our other indemnity businesses due to the low level of premiums earned by, and the variability of loss costs in, such businesses.

App.-A-40

11.  OTHER COMPREHENSIVE INCOME (LOSS)
The components of other comprehensive income (loss), including reclassification adjustments by income statement line item, for the years ended December 31, were as follows:

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income	Total tax (provision) benefit	After tax total accumulated other comprehensive income	Total net unrealized gains (losses) on securities	Net unrealized gains on forecasted transactions	Foreign currency translation adjustment	Loss attributable to NCI
Balance at December 31, 2014	$1,574.0	$(550.9)	$1,023.1	$1,021.9	$1.5	$(0.3)	$0
Other comprehensive income (loss) before reclassifications:
Investment securities	(198.7)	67.5	(131.2)	(131.2)	0	0	0
Net non-credit related OTTI losses, adjusted for valuation changes	0	0	0	0	0	0	0
Forecasted transactions	(12.9)	4.5	(8.4)	0	(8.4)	0	0
Foreign currency translation adjustment	(1.8)	0.6	(1.2)	0	0	(1.2)	0
Loss attributable to noncontrolling interest	1.6	(0.5)	1.1	0	0	0	1.1
Total other comprehensive income (loss) before reclassifications	(211.8)	72.1	(139.7)	(131.2)	(8.4)	(1.2)	1.1
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(23.8)	8.4	(15.4)	(15.4)	0	0	0
Net realized gains (losses) on securities	149.7	(52.5)	97.2	97.1	0.1	0	0
Interest expense	1.8	(0.6)	1.2	0	1.2	0	0
Total reclassification adjustment for amounts realized in net income	127.7	(44.7)	83.0	81.7	1.3	0	0
Total other comprehensive income (loss)	(339.5)	116.8	(222.7)	(212.9)	(9.7)	(1.2)	1.1
Balance at December 31, 2015	$1,234.5	$(434.1)	$800.4	$809.0	$(8.2)	$(1.5)	$1.1

App.-A-41

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income	Total tax (provision) benefit	After tax total accumulated other comprehensive income	Total net unrealized gains (losses) on securities	Net unrealized gains on forecasted transactions	Foreign currency translation adjustment	Loss attributable to NCI
Balance at December 31, 2013	$1,464.1	$(512.4)	$951.7	$947.0	$4.1	$0.6	$0
Other comprehensive income (loss) before reclassifications:
Investment securities	362.1	(126.7)	235.4	235.4	0	0	0
Net non-credit related OTTI losses, adjusted for valuation changes	0	0	0	0	0	0	0
Forecasted transactions	(1.6)	0.6	(1.0)	0	(1.0)	0	0
Foreign currency translation adjustment	(1.3)	0.4	(0.9)	0	0	(0.9)	0
Loss attributable to noncontrolling interest	0	0	0	0	0	0	0
Total other comprehensive income (loss) before reclassifications	359.2	(125.7)	233.5	235.4	(1.0)	(0.9)	0
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(7.7)	2.7	(5.0)	(5.0)	0	0	0
Net realized gains (losses) on securities	255.0	(89.2)	165.8	165.5	0.3	0	0
Interest expense	2.0	(0.7)	1.3	0	1.3	0	0
Total reclassification adjustment for amounts realized in net income	249.3	(87.2)	162.1	160.5	1.6	0	0
Total other comprehensive income (loss)	109.9	(38.5)	71.4	74.9	(2.6)	(0.9)	0
Balance at December 31, 2014	$1,574.0	$(550.9)	$1,023.1	$1,021.9	$1.5	$(0.3)	$0

App.-A-42

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income	Total tax (provision) benefit	After tax total accumulated other comprehensive income	Total net unrealized gains (losses) on securities	Net unrealized gains on forecasted transactions	Foreign currency translation adjustment	Loss attributable to NCI
Balance at December 31, 2012	$1,340.0	$(469.0)	$871.0	$862.7	$6.1	$2.2	$0
Other comprehensive income (loss) before reclassifications:
Investment securities	368.2	(128.9)	239.3	239.3	0	0	0
Net non-credit related OTTI losses, adjusted for valuation changes	0.4	(0.1)	0.3	0.3	0	0	0
Forecasted transactions	0	0	0	0	0	0	0
Foreign currency translation adjustment	(2.5)	0.9	(1.6)	0	0	(1.6)	0
Loss attributable to noncontrolling interest	0	0	0	0	0	0	0
Total other comprehensive income (loss) before reclassifications	366.1	(128.1)	238.0	239.6	0	(1.6)	0
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(5.7)	2.0	(3.7)	(3.7)	0	0	0
Net realized gains (losses) on securities	245.5	(86.0)	159.5	159.0	0.5	0	0
Interest expense	2.2	(0.7)	1.5	0	1.5	0	0
Total reclassification adjustment for amounts realized in net income	242.0	(84.7)	157.3	155.3	2.0	0	0
Total other comprehensive income (loss)	124.1	(43.4)	80.7	84.3	(2.0)	(1.6)	0
Balance at December 31, 2013	$1,464.1	$(512.4)	$951.7	$947.0	$4.1	$0.6	$0

In an effort to manage interest rate risk, we entered into forecasted transactions on each of The Progressive Corporation's outstanding debt issuances. Upon issuing the debt, the gains (losses) recognized on these cash flow hedges are recorded as unrealized gains (losses) in accumulated other comprehensive income and amortized into interest expense over the term of the related debt issuance. We expect to reclassify $1.9 million (pretax) into income during the next 12 months, related to net unrealized gains on forecasted transactions.

To the extent we repurchased any of our outstanding debt, a portion of the unrealized gain (loss) would need to be recognized as a realized gain (loss) since the cash flow hedge is deemed ineffective. During 2015, 2014, and 2013, we repurchased in the open market a portion of our 6.70% Debentures and reclassified $0.2 million, $0.5 million, and $0.8 million, respectively, on a pretax basis, from accumulated other comprehensive income on the balance sheet to net realized gains on securities on the comprehensive income statement (see Note 4 - Debt for further discussion).
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
We establish accruals for lawsuits when it is probable that a loss has been or will be incurred and we can reasonably estimate its potential exposure, which may include a range of loss (referred to as a loss that is both “probable and estimable” in the discussion below). As to lawsuits in which the loss is not considered both probable and estimable, or is considered probable but not estimable, we do not establish an accrual in accordance with current accounting guidance. It is generally not possible to determine the exposure associated with our lawsuits for a number of reasons, including, without limitation, one or more of the

App.-A-43

following: liability appears to be remote; putative class action lawsuits generally pose immaterial exposure until a class is actually certified, which, historically, has not been granted by the courts in the vast majority of our cases in which certification has been sought; class definitions are often indefinite and preclude detailed exposure analysis; and complaints rarely state an amount sought as relief, and when such amount is stated, it is often a function of pleading requirements and may be unrelated to the potential exposure. The following is a discussion of potentially significant pending cases at December 31, 2015, and certain cases resolved during the three-year period then ended.

As to the pending cases, although their outcomes are uncertain, in each case we do not believe that the outcome will have a material impact on our consolidated financial condition, cash flows, or results of operations. In addition, we do not consider the losses from the pending cases to be both probable and estimable (except as noted below), and we are unable to estimate a range of loss, if any, at this time, due to the factors discussed above. In the event that any one or more of these cases results in a substantial judgment against, or settlement by us, or if our accruals (if any) prove to be inadequate, the resulting liability could have a material effect on our consolidated financial condition, cash flows, and/or results of operations.
Pending cases at December 31, 2015 that challenge certain of our vehicle insurance subsidiaries' practices, include:

•	One putative class action alleging we sell personal injury protection (PIP) coverage and pay-related claims at levels lower than allowed by law.

•	Two patent matters alleging that we infringed on patented technology.

•	Two putative class action lawsuits alleging that we steer customers to Service Centers and network body shops to have their vehicles repaired.

•	Six putative class action lawsuits challenging our practice in Florida of adjusting PIP and first-party medical payments.

•	Three putative class action lawsuits challenging our adjustment of medical bills submitted by insureds in bodily injury claims.

•	One putative class action lawsuit challenging the manner in which we grant a discount for anti-theft devices.

•	One putative class action lawsuit alleging that we charged insureds for illusory uninsured motorist/underinsured motorist coverage.

•	One certified class action lawsuit alleging that we undervalued total loss claims through the use of certain valuation tools.

•	One conditionally certified collective class action lawsuit alleging we did not pay certain employees for work performed during meal periods.

•	Four qui tam lawsuits alleging we did not comply with its purported obligation to reimburse Medicare for medical payments made to Medicare beneficiaries.

•	Thirteen individual lawsuits and one putative class action lawsuit pending as multi-district litigation alleging Progressive and other insurers conspire to suppress body repair shop labor rates.

For cases that have settled, but for which settlement is not complete, an accrual has been established at our best estimate of the exposure. Settlements that are complete are fully reflected in our financial statements. The amounts accrued or paid for these settlements were not material to our consolidated financial condition, cash flows, or results of operations.
Cases settled during 2015 include:

•
Two conditionally certified collective class action lawsuits challenging our exempt employee classification for certain claims employees under applicable wage and hour laws. These matters were settled and paid during the year.

•
One certified class action lawsuit alleging that Progressive’s website did not adequately disclose sufficient information concerning the PIP deductibles when customers indicated they are covered by private health insurance. This matter was settled on a class-wide basis and an accrual established.

•	One putative class action lawsuit challenging the labor rates our insurance subsidiaries pay to auto body repair shops. This matter was settled on an individual basis and an accrual established.

•
One putative class action lawsuit challenging our policy form with regard to rejecting uninsured motorist coverage. We established an accrual for this matter in 2014 when it was probable that a loss had been incurred on this lawsuit and we were able to estimate a loss. This matter was settled on a class-wide basis in 2015 for the amount which was accrued.

•
One putative class action lawsuit alleging that our claims representatives reduced lost wages when settling uninsured and underinsured motorist claims. This matter was settled on a class-wide basis and an accrual was established.

App.-A-44

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

13.  COMMITMENTS AND CONTINGENCIES
We have certain noncancelable operating lease commitments with lease terms greater than one year for property and computer equipment. The minimum commitments under these agreements at December 31, 2015, were as follows:

(millions)	Commitments
2016	$50.4
2017	47.8
2018	37.3
2019	24.7
2020	9.6
Thereafter	1.8
Total	$171.6
Some of the leases have options to renew at the end of the lease periods. The expense we incurred for the leases disclosed above, as well as other operating leases that may be cancelable or have terms less than one year, was:

(millions)	Expense
2015	$66.6
2014	63.4
2013	64.6
We also have certain noncancelable purchase obligations. The minimum commitment under these agreements at December 31, 2015, was $408.0 million.
During 2015, the insurance operations of ARX entered into several multiple-layer property catastrophe excess of loss reinsurance contracts with various reinsurers with terms ranging from one to two years. The minimum commitment under these contracts was $82.4 million at December 31, 2015.
As of December 31, 2015, we had no open investment funding commitments; we had no uncollateralized lines or letters of credit as of December 31, 2015 or 2014.

App.-A-45

14. DIVIDENDS
We maintain a policy of paying an annual variable dividend that, if declared, would be payable shortly after the close of the year. This annual variable dividend is based on a target percentage of after-tax underwriting income multiplied by a performance factor (Gainshare factor), determined by reference to the Agency auto, Direct auto, special lines, and Commercial Lines business units, subject to the limitations discussed below. The target percentage is determined by our Board of Directors on an annual basis and announced to shareholders and the public. In December 2014, the Board determined the target percentage for 2015 to be 33-1/3% of annual after-tax underwriting income, which is unchanged from the target percentage in both 2014 and 2013.
The Gainshare factor can range from zero to two and is determined by comparing our operating performance for the Agency auto, Direct auto, special lines, and Commercial Lines business units for the year to certain predetermined profitability and growth objectives approved by the Compensation Committee of the Board. This Gainshare factor is also used in the annual cash bonus program currently in place for our employees (our “Gainsharing program”). Although reviewed every year, the structure of the Gainsharing program generally remains the same. For 2015, the Gainshare factor was 1.60, compared to 1.32 in 2014 and 1.21 in 2013.
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
Following is a summary of our shareholder dividends, both variable and special, that were declared in the last three years:

(millions, except per share amounts)			Amount
Dividend Type	Declared	Paid	Per Share	Total[1]
Annual – Variable	December 2015	February 2016	$0.8882	$519.2
Annual – Variable	December 2014	February 2015	0.6862	404.1
Annual – Variable	December 2013	February 2014	0.4929	293.9
Special	December 2013	February 2014	1.0000	596.3

1 Based on shares outstanding as of the record date.

App.-A-46

15. ACQUISITION

On April 1, 2015, The Progressive Corporation acquired approximately 63.2% of the outstanding capital stock of ARX, the parent company of ASI, primarily from non-management shareholders. Subsequently, in 2015, we purchased an additional 1.0% of ARX capital stock from certain employee shareholders and option holders. The total cost to acquire these shares was $890.1 million and was funded with available cash. Prior to the acquisition, Progressive held a 5% interest in ARX as part of our investment portfolio. During 2015, we recognized a $2.0 million loss to reflect the net acquisition cost attributable to this holding. This loss was reported in net realized gains (losses) on securities in the comprehensive income statement. At December 31, 2015, Progressive's total ownership interest in ARX was 69.2%. The minority shareholders of ARX retain a 30.8% interest in the operating results of ARX. These interests are reflected in our comprehensive income statements as "Net income/Other comprehensive income attributable to noncontrolling interest (NCI)."

The property business written by ASI accounted for approximately 3% of our total net premiums written during 2015. As part of the acquisition, we recorded approximately $470 million of goodwill. Goodwill was calculated as the excess of the purchase price over the estimated fair values of the assets and liabilities acquired, and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. As a result of the ARX acquisition, we are able to build on the pre-existing relationship we had with ASI, which began in 2009, to expand on our bundling strategy in the Agency channel. The goodwill has been allocated equally between the ASI property business and our personal auto Agency business.

During 2015, subsequent to the date of acquisition, we completed our analysis related to the fair value of the loss and loss adjustment expense reserves recorded as of the acquisition date and we obtained additional information about the state and federal deferred tax liabilities that were recorded as of the acquisition date. As a result, we recognized a $42.0 million fair value reduction to loss and loss adjustment expense reserves acquired, and a related $16.7 million fair value increase in state and federal deferred taxes acquired, resulting in a net decrease of $25.3 million to the carrying value of goodwill. No goodwill impairment charges were recognized during the year. As of December 31, 2015, goodwill associated with the acquisition was $446.0 million.

In 2015, we adopted the newly issued accounting standard update related to business combinations, which simplifies the accounting for measurement-period adjustments by allowing us to record any goodwill adjustment prospectively, rather than retrospectively adjusting our previously issued financial statements.

As part of the acquisition, we recorded $520.4 million of other intangible assets; the other intangible assets will be amortized over an average life of about 9 years. The following table reports the intangible assets by asset category as of December 31, 2015:

($ in millions)
Category	Value at Acquisition	Accumulated Amortization	Useful Life
Policies in force	$256.2	$27.5	7 years
Agency relationships	159.2	8.5	14 years
Software	69.1	6.5	8 years
Trade name	34.8	2.6	10 years
Agent licenses	1.1	0	Indefinite
Total	$520.4	$45.1

All assets and liabilities are recorded at fair value at the date of acquisition, as adjusted during 2015. If additional new information is obtained within 12 months from the date of acquisition about facts and circumstances that existed at the acquisition date, we will adjust the amounts previously recorded. For income tax purposes, the historical tax bases of the acquired assets and assumed liabilities were carried over and were not recorded at fair value; therefore, no tax-basis goodwill was created.

At the date of acquisition, ARX had total fair value assets of $1.8 billion, including investment securities of $1.2 billion, cash and cash equivalents of $183 million, and prepaid reinsurance premiums of $146 million, and fair value liabilities of $1.2 billion, including unearned premiums of $550 million, loss and loss adjustment expense reserves of $264 million, and debt of $185 million. All of ARX's known contingencies were recognized as of the acquisition date. Subsequent to the date of acquisition, our consolidated 2015 results included total revenue and net income from ARX of $636.3 million and $106.8 million, respectively.

App.-A-47

16. REDEEMABLE NONCONTROLLING INTEREST

In connection with the acquisition of a controlling interest in ARX, The Progressive Corporation entered into a stockholders’ agreement with the other ARX stockholders. The stockholders’ agreement provides the non-Progressive shareholders with rights to put all of their shares to us in two installments, one in early 2018 and one in early 2021. The Progressive Corporation likewise will have the right to call shares from the other ARX shareholders in each of 2018 and 2021. If these rights are exercised in full when available, our ownership stake in ARX capital stock will exceed 80% in 2018 and will reach 100% in 2021. The purchase prices for shares to be purchased by Progressive pursuant to these put or call rights will be determined by adding (A) the price per share paid at the closing on April 1, 2015, to (B) the product of the change in the fully diluted net tangible book value per share of ARX between December 31, 2014 and December 31, 2017 (for the 2018 put or call purchases) or December 31, 2020 (for the 2021 put or call purchases) times a multiple of between 1.0 and 2.0. The multiple will be determined based on the growth and profitability of ARX’s business over the applicable time period, pursuant to criteria included in the stockholders’ agreement. Among other provisions, the stockholders’ agreement also prohibits ARX from taking a number of actions, including the payment of dividends, without the consent of The Progressive Corporation and two other stockholders.

Since the ARX shares are redeemable upon the occurrence of an event that is not solely within the control of Progressive, we have recorded the redeemable noncontrolling interest as mezzanine equity on our consolidated balance sheets. The redeemable noncontrolling interest was initially recorded at a fair value of $411.5 million, representing the minority shares at the net acquisition price adjusted for the fair value of the put and call rights. The value of the put and call rights on the acquisition date was based on an internally developed modified binomial model. Subsequent changes to the redeemable noncontrolling interest are based on the maximum redemption value at the end of the reporting period, as determined in accordance with the stockholders' agreement.
The components of redeemable noncontrolling interest (NCI) at December 31, 2015, were:

(millions)
Balance at March 31, 2015	$0
Fair value at date of acquisition	411.5
Net income attributable to NCI	32.9
Other comprehensive loss attributable to NCI	(1.1)
Purchase of shares from NCI	(12.6)
Change in redemption value of NCI	34.2
Balance at December 31, 2015	$464.9

App.-A-48

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Progressive Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows, present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded ARX Holding Corp. from its assessment of internal control over financial reporting as of December 31, 2015 because it was acquired by the Company in a purchase business combination during 2015. We have also excluded ARX Holding Corp. from our audit of internal control over financial reporting. ARX Holding Corp. is a consolidated subsidiary whose total assets and total revenues represent 6.1% and 3.1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2015.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
February 29, 2016

App.-A-49

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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework (2013), management concluded that our internal control over financial reporting was effective as of December 31, 2015.
Management's assessment of the effectiveness of internal control over financial reporting excluded from its scope the assessment of internal control over financial reporting related to ARX Holding Corp., which was acquired during 2015. ARX and its subsidiaries represented about 3% of our consolidated revenues for the year ended December 31, 2015 and accounted for about 6% of total consolidated assets at December 31, 2015. SEC guidelines permit companies to omit an acquired business's internal controls over financial reporting from management's assessment during the first year after the acquisition.
During the fourth quarter 2015, there were no changes in our internal control over financial reporting identified in the internal control review process that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2015; such report appears herein.
CEO and CFO Certifications
Glenn M. Renwick, President and Chief Executive Officer of The Progressive Corporation, and John P. Sauerland, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2015 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mr. Renwick and Mr. Sauerland have each certified that, to the best of his knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Section 302 and 906 certifications, respectively.

App.-A-50

The Progressive Corporation and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion and analysis of our consolidated financial condition and results of operations.

I. OVERVIEW
The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Group of Insurance Companies consists of our insurance subsidiaries and other affiliates. The Progressive Group of Insurance Companies, together with our holding company and other subsidiaries and affliates, comprise what we refer to as Progressive.
On April 1, 2015, The Progressive Corporation acquired a controlling interest in ARX Holding Corp. (ARX), parent company of American Strategic Insurance Corp., and other subsidiaries and affiliates (ASI). ASI writes homeowners and other property insurance. Our consolidated results include the results of ARX and its subsidiaries and affiliates, since the date of acquisition. As a result, some of our year-over-year comparisons are impacted by this acquisition. ASI, which represented about 3% of our net premiums written and earned for 2015, comprises the substantial majority of our Property segment in the discussion below. At December 31, 2015, we owned about 69.2% of the outstanding capital stock of ARX.
We have been offering insurance to consumers since 1937 and are estimated to remain the country’s fourth largest private passenger auto insurer based on net premiums written during 2015. Our insurance companies offer personal and commercial auto and property insurance, other specialty property-casualty insurance and related services throughout the United States, as well as personal auto physical damage and auto property damage liability insurance in Australia. Our Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through more than 35,000 independent insurance agencies and directly to consumers online, on mobile devices, and over the phone. Our Commercial Lines segment offers insurance for cars and trucks owned and/or operated predominantly by small businesses through both the independent agency and direct channels. Our Property segment writes personal and commercial property insurance for homeowners, other property owners, and renters predominantly in the independent agency channel. Our underwriting operations, combined with our service and investment operations, make up the consolidated group.
The Progressive Corporation is a holding company and receives cash through subsidiary dividends, security sales, borrowings, and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), and to repurchase its common shares and debt, as well as for acquisitions and other business purposes that might arise.
During the year, The Progressive Corporation received cash from the following sources:

•	Subsidiary dividends - received $821 million of dividends, net of capital contributions, from our insurance and non-insurance subsidiaries, and

•	Debt issuances - issued $400 million of 3.70% Senior Notes due 2045 in January 2015, to take advantage of the low interest rate environment and to increase our financial flexibility.
Consistent with our policy to deploy underleveraged capital for share repurchases and shareholder dividends, as well as for potential acquisitions, and in light of our strong capital position, during 2015, we took the following actions:

•	ARX acquisition - acquired ARX capital stock in several transactions during the year, for a total cash outlay of $890.1 million,

•	Dividends - declared an $0.8882 per share annual variable dividend, which returned $519.2 million of capital to our shareholders, and

•	Repurchases - repurchased both our common shares and debt securities

◦	Shares - bought back 7.3 million of our common shares at a total cost of $208.5 million

◦	Debt - repurchased $18.4 million principal amount of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067.

We ended 2015 with $10 billion of total capital (debt and equity). We continue to manage our investing and financing activities in order to maintain sufficient capital to support all the insurance we can profitably write and service, while deploying underleveraged capital to shareholders.

App.-A-51

A. Operating Results
Our multi-year trend of crossing another billion dollar threshold continued in 2015. We ended the year with $20.6 billion of net premiums written, $1.9 billion more than we wrote in 2014. Our policies in force, excluding our Property business, grew 4% year-over-year, with Personal Lines growing 4% and Commercial Lines growing 8%. At year-end 2015, we had a total of 15.4 million policies in force, including nearly 1.1 million from our Property business. Although new policies are necessary to maintain a growing book of business, we continue to recognize the importance of retaining our current customers as a critical component of our continued growth. We have seen retention lengthening in Personal Lines on a trailing 3-month basis and in Commercial Lines on a trailing 12-month basis.

On a year-over-year basis, the net income attributable to Progressive was flat, while comprehensive income was down 23%. Net income was $1.3 billion, or $2.15 per share, in 2015. Underwriting profitability for the year of 7.5%, or $1.5 billion on a pretax basis, was 0.2 points lower than last year, but still exceeded our targeted profitability objective of at least 4%. Exceptionally strong profitability in our Commercial Lines business, special lines products, and Property business contributed to this strong outperformance against our target underwriting profitability of 4%. We experienced an 11% increase on a year-over-year basis in our recurring investment income and a 50% decrease in net realized gains in our investment portfolio. The increase in investment income was due in part to an increase in our average invested assets, which includes $1.3 billion of fixed-income and short-term securities from ARX. Comprehensive income was $1.0 billion, a decrease of $307.5 million from last year, primarily due to unrealized losses on investments, reflecting a general decline in the equity markets and a widening of credit spreads on most fixed-maturity securities.
B. Insurance Operations
For 2015, our companywide underwriting profit margin was 7.5%. Our Personal Lines business reported an underwriting profit of 6.5%, with 41 states and the District of Columbia meeting or exceeding their profitability target and no states generating an underwriting loss for 2015. Our special lines products had a very profitable year, in part reflecting the absence of significant storms, favorably impacting our total Personal Lines combined ratio by about 1.2 points. Underwriting profitability in our Commercial Lines business was exceptional at 15.9%, with 48 states generating an underwriting profit. The significant underwriting profitability in our Commercial Lines business reflects prior rate actions and favorable case reserve development during 2015, primarily due to lower than anticipated severity. Our Property business, which also had favorable reserve development, reported underwriting profitability of 10.1%, which included approximately 7.4 points of amortization/depreciation expense related to the acquisition.
Overall, we recognized $315.1 million of favorable prior accident year development. Nearly 70% of the favorable development was in our Personal Lines business and was almost evenly split between our Agency and Direct businesses. Approximately 20% of the development was in our Commercial Lines business, while just over 10% was in our Property segment. For the year, our overall incurred severity in our auto businesses increased about 1.5%, while frequency increased 2.2%, compared to the prior year.
On a year-over-year basis, net premiums written and earned increased 7% and 5%, respectively, excluding the Property segment. Changes in net premiums written are a function of new business applications, premium per policy, and retention.
During 2015, total new personal auto applications increased 8% on a year-over-year basis, reflecting a 13% increase in our Direct auto business and a 2% increase in our Agency auto business. Agency auto application growth was spurred by the roll out of our latest product model, while the growth in our Direct business was due in part to an increase in our advertising spend, creative marketing, and competitor rate increases. Our Direct auto business ended 2015 with over 400,000 additional policies in force and surpassed Agency auto policies in force for the first time.
Our special lines products (e.g., motorcycles, ATVs, RVs, manufactured homes, watercraft, and snowmobiles) new applications increased 2%, compared to 2014. New applications for our Commercial Lines business increased 15% for the year, due to a combination of us lowering rates and lifting some of the underwriting restrictions we had placed on new business, while some of our competitors were doing just the opposite.

App.-A-52

We continue to look for ways to help stimulate growth and provide consumers with distinctive insurance options. We believe that Progressive is positioned to meaningfully address the lifetime needs of customers with bonafide solutions to meet their needs beyond the initial auto insurance product. Through ASI and unaffiliated insurance providers, we have a product line-up that encourages customers to stay with us, including insurance products such as homeowners, umbrella, flood, classic car, special event, travel, pet, life, ID protection, and more. In addition:

•	We continued to roll out "Platinum," which provides agents with a single offering that combines home insurance from ASI and auto insurance from Progressive.

•
Our most recent product design, which introduced improved segmentation and more attractive pricing and features for our "Robinsons" (i.e., bundled auto and homeowners) customers, continued to be rolled out nationwide.

•	We are also continuing to roll out our most recent program in Snapshot®, our usage-based approach to rating, which:

◦	affords more customers discounts for their good driving behavior, while increasing rates at renewal for a small number of drivers based on their driving behavior, and

◦	offers a Snapshot enrollment discount that varies at the customer-segment level, such as a higher discount for more preferred drivers.
During 2015, on a year-over-year basis, our written premium per policy for both our Agency and Direct auto businesses increased 4%, reflecting both rate increases taken during the year and an increase in the number of vehicles per policy. Written premium per policy for our special lines products increased 2%, compared to last year. Commercial Lines experienced an 8% increase in written premium per policy, which resulted from rate changes and shifts in our mix of business toward our truck product tiers.

On a companywide basis, year-over-year policies in force, excluding the Property business, grew 4%, reflecting a 4% increase in our Personal Lines business and an 8% increase in our Commercial Lines business. The biggest contributor to the Personal Lines growth was our Direct auto business, where policies in force grew 9%. Our special lines products grew slightly at 2%, while Agency auto policies in force remained flat. Our newly acquired Property business reported nearly 1.1 million policies in force at year end.
To further grow policies in force, it is critical that we retain our customers for longer periods. Consequently, increasing retention is one of our most important priorities, and our efforts to increase the number of multi-product households continues to be a key initiative to support that goal. Policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage, is one measure of customer retention. We have historically disclosed our changes in policy life expectancy using a trailing 12-month period since we believe this measure is indicative of recent experience, mitigates the effects of month-to-month variability, and addresses seasonality. Using a trailing 12-month measure, policy life expectancy decreased about 2% for our Agency auto business and remained flat for our Direct auto business, compared to last year. The policy life expectancy for our Commercial Lines business increased about 13% and special lines products remained flat, compared to last year.
We also review our customer retention for our personal auto products using a trailing 3-month period. Although using a trailing 3-month measure does not address seasonality and can reflect more volatility, this measure is more responsive to current experience and can be an indicator of how our retention rates are moving. Our trailing 3-month policy life expectancy, on a year-over-year basis, was up about 5% in both Direct auto and Agency auto, resulting from shifts in the mix of business and more stable rates as compared to 2014. We will maintain our focus on providing customers with more stable rates and other insurance-related products and services they may need over time in our ongoing efforts to increase retention.
C. Investments
The fair value of our investment portfolio was $20.9 billion at December 31, 2015, which includes $1.3 billion of securities held by ARX. Our asset allocation strategy is to maintain 0-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities. We define Group I securities to include:

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

App.-A-53

We use the credit ratings from models provided by the National Association of Insurance Commissioners (NAIC), when available, for classifying our residential and commercial mortgage-backed securities (excluding interest-only securities), and credit ratings from nationally recognized statistical rating organizations (NRSRO) for all other debt securities, in determining whether securities should be classified as Group I or Group II. At December 31, 2015, 20% of our portfolio was allocated to Group I securities and 80% to Group II securities, compared to 23% and 77%, respectively, at December 31, 2014.
Our recurring investment income generated a pretax book yield of 2.4% for both 2015 and 2014. Our investment portfolio produced a fully taxable equivalent (FTE) total return of 1.6% for 2015, compared to 4.5% for 2014. Our fixed-income and common stock portfolios had FTE total returns of 1.7% and 0.8%, respectively, for 2015, and 3.2% and 12.6%, for 2014. The returns decreased in 2015 compared to 2014 as a result of lower equity market returns and increasing interest rates and credit spreads, which affected our fixed-income valuations.
At December 31, 2015, the fixed-income portfolio had a weighted average credit quality of A+ and a duration of 1.9 years, compared to A+ and 1.6 years at December 31, 2014. The 2015 amounts include ARX’s fixed-income securities with an average credit quality of AA and a duration of 2.9 years. We maintain our fixed-income portfolio strategy of investing in high-quality, liquid securities. The increase in duration during 2015 reflects both the addition of ARX and our decision to increase the fixed-income portfolio duration.  We remain confident in our preference for shorter duration positioning during times of low interest rates as a means to limit any decline in portfolio value from an increase in rates, and we expect long-term benefits from any return to more substantial yields.

App.-A-54

II.  FINANCIAL CONDITION
A. Holding Company
In 2015, The Progressive Corporation received $821 million of dividends, net of capital contributions, from its subsidiaries and, for the three-year period ended December 31, 2015, received $2.9 billion of dividends from its subsidiaries, net of capital contributions. Regulatory restrictions on subsidiary dividends are described in Note 8 – Statutory Financial Information.

In 2015, we issued $400 million of our 3.70% Senior Notes due 2045 (the “3.70% Senior Notes”), and in 2014, we issued $350 million of our 4.35% Senior Notes due 2044 (the "4.35% Senior Notes"); no debt was issued in 2013. We issued this debt to take advantage of attractive terms in the market and provide additional financial flexibility. During the last three years, we repurchased, in the open market, a portion of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures for a total cost of $126.3 million, when management believed that the securities were attractively priced and there was adequate capital available for such purpose. As a result of these repurchases, we have also been able to reduce our future interest expense. See Note 4 – Debt and the Liquidity and Capital Resources section below for a further discussion of our debt activity. In addition, during 2013, we retired all $150 million of our 7% Senior Notes at maturity. Our debt-to-total capital (debt plus shareholders' equity, and excluding the redeemable noncontrolling interest) ratios at December 31, 2015, 2014, and 2013 were 27.1%, 23.8%, and 23.1%, respectively, and were below our financial policy of maintaining a ratio of less than 30%.
During 2015, we acquired an additional 64.2% ownership interest in ARX, bringing our total ownership percentage to about 69.2%; prior to acquiring a controlling interest in ARX, we held a 5% interest in the company. As part of a related stockholders' agreement, Progressive has the ability to achieve 100% ownership of ARX by the end of the second quarter of 2021. In addition, the minority ARX shareholders have the right to “put” their ARX shares to Progressive by that date. The total cost of the ARX acquisitions during 2015 was approximately $890.1 million, which we funded with available cash. Through this acquisition, we were able to solidify the pre-existing relationship we had with ASI as our homeowners insurance provider in the Agency channel. We believe this transaction will advance both companies and attract a market segment of bundled customers that is currently under-penetrated by both our vehicle and property businesses.
We continued our practice of repurchasing our common shares and paying dividends to our shareholders in accordance with our financial policies.
As of December 31, 2015, we had 12.7 million shares remaining under our 2011 Board repurchase authorization. The following table shows our share repurchase activity during the last three years:

(millions, except per share amounts)	2015	2014	2013
Total number of shares purchased	7.3	11.1	11.0
Total cost	$208.5	$271.4	$273.4
Average price paid per share	$28.41	$24.56	$24.80

We maintain a policy of paying an annual variable dividend that, if declared, would be payable shortly after the close of the year. See Note 14 - Dividends for a further discussion of our annual variable dividend policy.

Following is a summary of our shareholder dividends, both variable and special, that were either declared or paid in the last three years:

(millions, except per share amounts)			Amount
Dividend Type	Declared	Paid	Per Share	Total[1]
Annual – Variable	December 2015	February 2016	$0.8882	$519.2
Annual – Variable	December 2014	February 2015	$0.6862	$404.1
Annual – Variable	December 2013	February 2014	$0.4929	$293.9
Special	December 2013	February 2014	$1.0000	$596.3
1 Based on an estimate of shares outstanding as of the record date; paid $519.0 million in February 2016 based on actual shares outstanding on the record date.

App.-A-55

B. Liquidity and Capital Resources
Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. As primarily an auto insurer, our claims liabilities are generally short in duration. Typically, at any point in time, approximately 50% of our outstanding loss and LAE reserves are paid within the following twelve months and about 15% are still outstanding after three years. See Claims Payment Patterns, a supplemental disclosure provided in this Annual Report, for further discussion of the timing of personal auto claims payments.
For the three years ended December 31, 2015, operations generated positive cash flows of about $5.9 billion, and cash flows are expected to remain positive in both the short-term and reasonably foreseeable future. In 2015, including the addition of the ARX operations in the second quarter, our operating cash flows increased $567.3 million, compared to 2014, primarily due to an increase in premiums collected and investment income received partially offset by an increase in paid losses, taxes paid, and advertising expenses, as well as greater employee related costs.
As of December 31, 2015, our consolidated statutory surplus was $7.6 billion, compared to $6.4 billion at December 31, 2014. Our net premiums written-to-surplus ratio was 2.7 to 1 at year-end 2015, compared to 2.9 to 1 at the end of both 2014 and 2013, reflecting a lower premiums-to-surplus ratio maintained on our Property business. At year-end 2015, we also had access to $1.3 billion of securities held in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth or for other purposes. We used $519.0 million of available funds to pay the annual variable dividend in February 2016.
Our insurance subsidiaries' risk-based capital ratios, which are a series of dynamic surplus-related formulas required by the laws of various states that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting), are well in excess of minimum regulatory requirements. Nonetheless, the payment of dividends by our insurance subsidiaries may be subject to certain limitations. See Note 8 – Statutory Financial Information for additional information on insurance subsidiary dividends and Note 16 - Redeemable Noncontrolling Interest for information on the dividend restriction per the ARX stockholders' agreement.
As of December 31, 2015, 80% of our portfolio was invested in Group II securities, as defined above. In addition, our fixed-income portfolio duration was 1.9 years, with a weighted average credit quality of A+. At year end, we held $4.6 billion in short-term investments and U.S. Treasury securities. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments in the event our cash flow from operations was negative. See Item 1A, “Risk Factors,” in our Form 10-K filed with the Securities and Exchange Commission (SEC) for a discussion of certain matters that may affect our portfolio and capital position.
As noted above, we issued, in January 2015, $400 million of our 3.70% Senior Notes due 2045 and, in 2014, $350 million of our 4.35% Senior Notes due 2044, in underwritten public offerings. We received net proceeds, after deducting underwriter's discounts and commissions and other expenses related to the issuances, of approximately $394.1 million and $345.6 million, respectively, which were added to our investment portfolios. We plan to use these funds for general corporate purposes, which may include the repurchase of our outstanding securities and repayment or redemption of outstanding indebtedness, among other uses.
During the last three years, we retired the entire $150 million of our 7% Senior Notes due 2013 at maturity. We expect to make principal payments of $27.2 million on ARX indebtedness in each of the next three years, through operating cash flow.
Based upon our capital planning and forecasting efforts, we believe that we have sufficient capital resources, cash flows from operations, and borrowing capacity to support our current and anticipated business, scheduled principal and interest payments on our debt, any declared dividends, and other expected capital requirements. The covenants on The Progressive Corporation's existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event our securities are downgraded by a rating agency.
We seek to deploy capital in a prudent manner and use multiple data sources and modeling tools to estimate the frequency, severity, and correlation of identified exposures, including, but not limited to, catastrophic and other insured losses, natural disasters, and other significant business interruptions, to estimate our potential capital needs.

App.-A-56

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

•
The second layer of capital we call “extreme contingency.” While our regulatory capital is, by definition, a cushion for absorbing financial consequences of adverse events, such as loss reserve development, litigation, weather catastrophes, and investment market corrections, we view that as a base and hold additional capital for even more extreme conditions. The modeling used to quantify capital needs for these conditions is extensive, including tens of thousands of simulations, representing our best estimates of such contingencies based on historical experience. This capital is held either at a non-insurance subsidiary of the holding company or in our insurance entities, where it is potentially eligible for a dividend up to the holding company. Regulatory restrictions on subsidiary dividends are discussed in Note 8 – Statutory Financial Information.

•
The third layer of capital is capital in excess of the sum of the first two layers and provides maximum flexibility to repurchase stock or other securities, satisfy acquisition-related commitments, and pay dividends to shareholders, among other purposes. This capital is largely held at a non-insurance subsidiary of the holding company.

At all times during the last two years, our total capital exceeded the sum of our regulatory capital layer plus our self-constructed extreme contingency layer. At December 31, 2015, we held total capital (debt plus shareholders' equity) of $10.0 billion, compared to $9.1 billion at December 31, 2014.
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
During 2015, we renewed the unsecured, discretionary line of credit (the "Line of Credit") with PNC Bank, National Association (PNC) in the maximum principal amount of $100 million. The prior line of credit, which was entered into during 2014, had expired. The Line of Credit is on substantially the same terms and conditions as the prior line of credit. All advances under this agreement are subject to PNC’s discretion, would bear interest at a variable daily rate, and must be repaid on the earlier of the 30th day after the advance or the expiration date of the facility, April 30, 2016. We incurred no debt issuance costs and had no borrowings under either line of credit throughout 2015 or 2014.
During 2015, we entered into repurchase commitment transactions, which were open for a total of four days. In these transactions, we loaned U.S. Treasury securities to internally approved counterparties in exchange for cash equal to the fair value of the securities. These transactions were entered into as overnight arrangements, and we had no open repurchase commitments at December 31, 2015. On the days that we invested in repurchase transactions, the largest single outstanding balance was $40.4 million, which was open for one day; the average daily balance was $29.0 million. These investment transactions were entered into to enhance the yield from our fixed-income portfolio and not as a source of liquidity or funding for our operations. We did not enter into any repurchase commitment transactions during 2014.

App.-A-57

C. Commitments and Contingencies
Contractual Obligations
A summary of our noncancelable contractual obligations as of December 31, 2015, follows:

	Payments due by period
(millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt	$2,729.3	$27.2	$54.4	$16.4	$2,631.3
Interest payments on debt[1]	1,822.0	141.2	218.6	196.1	1,266.1
Operating leases	171.6	50.4	85.1	34.3	1.8
Purchase obligations	408.0	290.9	95.7	13.2	8.2
Catastrophe excess of loss reinsurance contracts[2]	82.4	76.1	6.3	0.0	0.0
Loss and loss adjustment expense reserves	10,039.0	5,252.5	3,166.3	881.6	738.6
Total	$15,252.3	$5,838.3	$3,626.4	$1,141.6	$4,646.0

1 Includes interest on the 6.70% Debentures at the fixed annual rate through, but excluding, June 15, 2017. Amounts also include variable rate interest on the ARX debt for which we made assumptions in calculating the amount of future interest payments. We used the rates in effect as of December 31, 2015, for all future periods. See Note 4 – Debt for further discussion on the interest rates and maturity dates.
2 During 2015, the insurance operations of ARX entered into several multiple-layer property catastrophe excess of loss reinsurance contracts with various reinsurers with terms ranging from one to two years.
Purchase obligations represent our noncancelable commitments for goods and services (e.g., software licenses, maintenance on information technology equipment, and media placements). Unlike many other forms of contractual obligations, loss and loss adjustment expense (LAE) reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates based on our recent payment patterns. To further understand our personal auto claims payments, see Claims Payment Patterns, a supplemental disclosure provided in this Annual Report. In addition, we annually publish a comprehensive Report on Loss Reserving Practices, which was most recently filed with the SEC on a Form 8-K on August 26, 2015, that further discusses our claims payment development patterns, primarily related to our vehicle businesses. The majority of the loss and LAE reserves in our Property business are paid in less than one year.

During the last three years, the only other significant new contractual commitments we entered outside the ordinary course of business were the issuance of $400 million of our 3.70% Senior Notes in 2015 and $350 million of our 4.35% Senior Notes in 2014, and the put and call rights included in the ARX stockholders' agreement, as discussed in more detail in Note 16 - Redeemable Noncontrolling Interest.
As discussed in the Liquidity and Capital Resources section above, we believe that we have sufficient liquid investments, borrowing capability, cash flows, and other capital resources to satisfy these contractual obligations.

Off-Balance-Sheet Arrangements
Our off-balance-sheet leverage includes derivative positions (as disclosed in Note 2 – Investments and the Derivative Instruments section of this Management’s Discussion and Analysis), operating leases, and purchase obligations (disclosed in the table above). During 2015, we entered into futures contracts on both 5-year and 10-year Treasury notes as a means to manage the overall duration of our fixed-income portfolio. These positions were closed during the fourth quarter 2015 and we recorded a net $2.5 million realized gain on these positions for the period they were open. We did not have any open futures contracts at December 31, 2015.

App.-A-58

III.  RESULTS OF OPERATIONS – UNDERWRITING
A. Growth

($ in millions)	2015	2014	2013
NET PREMIUMS WRITTEN
Personal Lines
Agency	$9,230.1	$9,102.8	$8,702.6
Direct	8,473.5	7,656.4	6,866.6
Total Personal Lines	17,703.6	16,759.2	15,569.2
Commercial Lines	2,171.2	1,895.4	1,770.5
Property[1]	689.6	0	0
Other indemnity[2]	(0.4)	0	0
Total underwriting operations	$20,564.0	$18,654.6	$17,339.7
Growth over prior year	10%	8%	6%
NET PREMIUMS EARNED
Personal Lines
Agency	$9,108.6	$9,087.0	$8,601.5
Direct	8,185.9	7,474.0	6,740.1
Total Personal Lines	17,294.5	16,561.0	15,341.6
Commercial Lines	1,995.9	1,837.5	1,761.6
Property[1]	609.1	0	0
Other indemnity[2]	(0.4)	0	0.2
Total underwriting operations	$19,899.1	$18,398.5	$17,103.4
Growth over prior year	8%	8%	7%
1We began reporting our Property business as a segment on April 1, 2015, upon acquisition of a controlling interest in ARX; Property business written prior to that date was negligible.
[2]Negative written and earned premiums represent reinstatement premiums paid to the reinsurers of our professional liability group business pursuant to reinsurance contracts.

Net premiums written represent the premiums from policies written during the period less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are earned as revenue over the life of the policy using a daily earnings convention.
We generated an increase in total written and earned premiums during each of the last three years. The increase in our Personal Lines premiums is due to our increased competitive position, as well as our continued work on several initiatives aimed at providing consumers with distinctive new insurance options (discussed below) and our marketing efforts. The premium increase in our Commercial Lines business is primarily a function of a shift in business mix, modest rate reductions, and increased competitive position.

App.-A-59

Policies in force, our preferred measure of growth, represents all policies under which coverage was in effect as of the end of the period specified. As of December 31, our policies in force were:

(thousands)	2015	2014	2013
POLICIES IN FORCE
Vehicle businesses:
Agency auto	4,737.1	4,725.5	4,841.9
Direct auto	4,916.2	4,505.5	4,224.2
Total auto	9,653.3	9,231.0	9,066.1
Special lines[1]	4,111.4	4,030.9	3,990.3
Total Personal Lines	13,764.7	13,261.9	13,056.4
Growth over prior year	4%	2%	3%
Commercial Lines	555.8	514.7	514.6
Growth over prior year	8%	0%	(1)%
Property	1,076.5	--	--
 1 Includes insurance for motorcycles, ATVs, RVs, manufactured homes, watercraft, snowmobiles, and similar items, as well as personal umbrella products.

To analyze growth in our vehicle businesses, we review new policies, rate levels, and the retention characteristics of our books of business. The following table shows our year-over-year changes in new and renewal applications (i.e., issued policies):

	Growth Over Prior Year
	2015	2014	2013
APPLICATIONS
Personal Lines
New	7%	1%	(1)%
Renewal	1%	5%	3%
Commercial Lines
New	15%	1%	(6)%
Renewal	0%	1%	0%

In our Personal Lines business, for 2015, new applications increased in both our Agency and Direct auto and special lines businesses. In the Agency channel, the increase in new applications gained momentum in the second half of 2015 due in part to the continued roll out of our current product model, which improved our competitive position in the marketplace, along with an improved bundling option. In the Direct channel, our advertising expenditures and consumer messaging produced quotes in record numbers driving the increase in new applications. Our auto and special lines renewal applications increased; however, the Agency auto renewal applications decreased, while the Direct auto increased 5%.
The significant increase in our Commercial Lines new application growth reflected strong demand and improved competitiveness in all of our business market targets. We believe that the growth was due to both internal actions (e.g., modest rate reductions and the removal of underwriting restrictions) and competitors' actions (e.g., rate increases and implementation of underwriting restrictions).
We continue to refine our personal auto segmentation and underwriting models. Our current model features more competitive preferred pricing, more sophisticated pricing for households that insure more than one product through Progressive, and enhancements to Snapshot®, our usage-based insurance program. Snapshot provides customers the opportunity to improve their auto insurance rates based on their personal driving behavior. Snapshot is currently available to our Agency and Direct auto customers in 48 states plus the District of Columbia; Snapshot is not available in California and North Carolina due to the regulatory environment. During 2015, we saw an increased use of our Snapshot program. In our current Snapshot program, which we began rolling out late last year, we are affording more customers discounts for their good driving behavior, while increasing rates at renewal for a small number of drivers based on their driving behavior. We are also offering a Snapshot enrollment discount that varies at the customer-segment level, such as a higher discount for more preferred drivers.
We are continuing to focus on our Destination Era strategy to form a deeper relationship with our customers as their insurance needs evolve and on our efforts to further penetrate customer households through cross-selling auto policies with other

App.-A-60

products, including through our Progressive Home Advantage® (PHA) program, to meet a broad range of customer needs. PHA is the program in which we “bundle” our auto product with property insurance provided by ASI, primarily in the Agency channel, or unaffiliated insurance carriers in the Direct channel. Bundled products are becoming an integral part of our consumer offerings and an important part of our strategic agenda. These customers represent a sizable segment of the market, and our experience is that they tend to stay with us longer and generally have lower claims costs. An increasing number of our customers, especially Direct auto customers, are now multi-product customers combining their auto insurance with special lines, homeowners, or renters insurance products. As of December 31, 2015, PHA was available to Direct customers nationwide and Agency customers in 31 states and the District of Columbia, including five states added during 2015. In the Direct channel, PHA is provided by 10 active, unaffiliated insurance providers, as well as by ASI.
During 2015, we introduced a new product in our Agency channel called "Platinum." The Platinum product is a home and auto insurance combined offering that provides the agents a single offering with compensation, coordinated policy periods, single event deductible, and other features that meet the needs and desires that our agents have expressed. Platinum is targeted to those agents who have the appropriate customers and believe our bundled offering is a "must have" for their agency. At year-end 2015, there were about 450 agents throughout 12 states that have the Platinum program available to them. We plan to continue to roll out Platinum throughout 2016.

Expanding our capabilities in the mobile space also remains an important initiative. Consumers want the ability to transact all forms of business when and where they want and on whatever device best suits their needs (e.g., smartphone, tablet). For our auto insurance products, we provide consumers with the direct capability to quote and buy auto insurance, comparison shop, make payments and endorsements, store digital ID cards, report claims, view Snapshot progress, and request roadside assistance, among other things. In addition, much of our Agency-dedicated website, which includes quote/buy, servicing, and reporting capabilities, is accessible to agents through tablet computers.

Through our Progressive Commercial AdvantageSM program, we offer our commercial auto customers general liability and business owners policies and workers' compensation coverage written by unaffiliated insurance companies or agencies. The workers' compensation coverage is offered in 44 states, while the other products are offered throughout the continental United States.
We experienced the following changes in written premium per policy:

	Change Over Prior Year
	2015	2014	2013
WRITTEN PREMIUM PER POLICY
Personal Lines – auto	4%	3%	4%
Commercial Lines	8%	4%	5%
The increased written premium per policy in our personal auto business included higher written premium per policy in both our Agency and Direct auto businesses, reflecting rate increases taken during the last year, as well as an increase in the number of vehicles per policy. For our Commercial Lines business, the increase in written premium per policy primarily reflected rate increases and a shift in a mix of business toward our truck product tiers. Adjusting rates is a continuous process and we will continue to evaluate future rate needs and react quickly as we recognize changing trends at the state level.
Another important element affecting growth is customer retention. One measure of retention is policy life expectancy, which is our actuarial estimate of the average length of time that a policy (including any renewals) will remain in force before cancellation or lapse in coverage. The following table shows our year-over-year changes in policy life expectancy using both 3-month and 12-month measures. In addition, we are disclosing our year-over-year change in our renewal ratio in our personal auto business. The renewal ratio is the percent of policies that came up for renewal during the year that actually renewed.

App.-A-61

	Change Over Prior Year
	2015	2014	2013
RETENTION MEASURES
Personal Lines - auto
Policy life expectancy
Trailing 3-months	5%	(6)%	4%
Trailing 12-months	(1)%	0%	(4)%
Renewal ratio	0%	0.2%	0.1%
Commercial Lines - policy life expectancy (trailing 12-months)	13%	0%	(3)%
Although the trailing 3-month measure for personal auto does not address seasonality and can reflect more volatility, this measure is more responsive to current experience and can be an indicator of how our retention rates are moving. During the latter part of 2015, the year-over-year growth turned positive. In our Commercial Lines business, the increase in policy life expectancy primarily reflects more rate stability and an improved competitive position.
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

	2015		2014		2013
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
($ in millions)	$	Margin	$	Margin	$	Margin
Personal Lines
Agency	$713.2	7.8%	$683.0	7.5%	$542.9	6.3%
Direct	403.4	4.9	423.4	5.7	473.9	7.0
Total Personal Lines	1,116.6	6.5	1,106.4	6.7	1,016.8	6.6
Commercial Lines	318.3	15.9	315.8	17.2	114.1	6.5
Property[1]	61.3	10.1	0	0	0	0
Other indemnity[2]	(1.0)	NM	(11.9)	NM	(10.8)	NM
Total underwriting operations	$1,495.2	7.5%	$1,410.3	7.7%	$1,120.1	6.5%
1We began reporting our Property business as a segment on April 1, 2015, when we acquired a controlling interest of ARX. For the year ended December 31, 2015, amounts include $45.2 million of amortization/depreciation expense associated with the ARX acquisition. Although this expense is included in our Property segment, it is not reported in the consolidated results of ARX and, therefore, does not affect the value of the noncontrolling interest and will not affect amounts payable pursuant to the put and call rights under the ARX stockholders' agreement.
2Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.
Our companywide underwriting margin met or exceeded our long-term profitability target of at least 4% for each of the last three years. Pricing and market conditions are always significant drivers of underwriting margins over any defined period.

App.-A-62

Further underwriting results for our Personal Lines business, including results by distribution channel, the Commercial Lines business, the Property business, and our underwriting operations in total, as defined in Note 10 – Segment Information, were as follows:

Underwriting Performance[1]	2015	2014	2013
Personal Lines – Agency
Loss & loss adjustment expense ratio	72.6	72.8	73.5
Underwriting expense ratio	19.6	19.7	20.2
Combined ratio	92.2	92.5	93.7
Personal Lines – Direct
Loss & loss adjustment expense ratio	75.0	74.2	72.3
Underwriting expense ratio	20.1	20.1	20.7
Combined ratio	95.1	94.3	93.0
Total Personal Lines
Loss & loss adjustment expense ratio	73.7	73.4	73.0
Underwriting expense ratio	19.8	19.9	20.4
Combined ratio	93.5	93.3	93.4
Commercial Lines
Loss & loss adjustment expense ratio	62.4	61.7	71.9
Underwriting expense ratio	21.7	21.1	21.6
Combined ratio	84.1	82.8	93.5
Property
Loss & loss adjustment expense ratio	57.3	—	—
Underwriting expense ratio[2]	32.6	—	—
Combined ratio[2]	89.9	—	—
Total Underwriting Operations[3]
Loss & loss adjustment expense ratio	72.1	72.3	73.0
Underwriting expense ratio	20.4	20.0	20.5
Combined ratio	92.5	92.3	93.5
Accident year-Loss & loss adjustment expense ratio[4]	73.7	72.4	72.7
1 Ratios are expressed as a percentage of net premiums earned; fees and other revenues are deducted from underwriting expenses in the ratio calculations.
2 Included in year ended December 31, 2015, is $45.2 million, or 7.4 points, of amortization/depreciation expense associated with our acquisition of a controlling interest in ARX. Excluding this additional expense, the Property business would have reported an expense ratio and a combined ratio of 25.2 and 82.5, respectively.
3Combined ratios for the other indemnity businesses are not presented separately due to the low level of premiums earned by, and the variability of loss costs in, such businesses. For the years ended December 31, 2015, 2014, and 2013, these businesses generated an underwriting loss of $1.0 million, $11.9 million, and $10.8 million, respectively.
4The accident year ratios include only the losses that occurred during the period noted. As a result, accident period results will change over time, either favorably or unfavorably, as we revise our estimates of loss costs when payments are made or reserves for that accident period are reviewed.

App.-A-63

Losses and Loss Adjustment Expenses (LAE)

(millions)	2015	2014	2013
Change in net loss and LAE reserves	$702.4	$237.7	$457.5
Paid losses and LAE	13,639.6	13,068.5	12,014.9
Total incurred losses and LAE	$14,342.0	$13,306.2	$12,472.4
Claims costs, our most significant expense, represent payments made, and estimated future payments to be made, to or on behalf of our policyholders, including expenses needed to adjust or settle claims. Claims costs are a function of loss severity and frequency and are influenced by inflation and driving patterns, among other factors, some of which are discussed below. In our Property business, claim severity is primarily a function of construction costs and the age of the structure. Accordingly, anticipated changes in these factors are taken into account when we establish premium rates and loss reserves. Loss reserves are estimates of future costs and our reserves are adjusted as underlying assumptions change and information develops. See Critical Accounting Policies for a discussion of the effect of changing estimates.
Our total loss and loss adjustment expense ratio decreased 0.2 points and 0.7 points in 2015 and 2014, respectively, compared to the prior year. Our accident year loss and LAE ratio, which excludes the impact of prior accident year reserve development during each calendar year, increased 1.3 points in 2015 and decreased 0.3 points in 2014. The increase in 2015 primarily reflects an increase in expected severity and frequency, partially offset by an increase in average net premiums earned per policy on a year-over-year basis.
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
Total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in case reserves) on a calendar-year basis was up over the prior-year periods in the 1% to 4% range for the last three years.

•
2015 – Severity increased about 1% for our personal injury protection (PIP) coverage, about 3% for our property damage coverage, and about 4% for collision coverage, while severity in our bodily injury coverage was down about 2%.

•	2014 – Severity increased about 7% for our PIP coverage, about 5% for our property damage coverage, and approximately 3%-4% for our bodily injury and collision coverages.

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
Our incurred frequency of auto accidents, on a calendar-year basis, was up over the prior-year periods about 2% in both 2015 and 2013 and was relatively flat in 2014.

•	2015 – Our property damage and collision coverages had an increase in frequency of about 1%, and approximately 2%-3% for our bodily injury and PIP coverages.

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

We closely monitor the changes in frequency, but the degree or direction of near-term frequency change is not something that we are able to predict with any certainty. We analyze trends to distinguish changes in our experience from external factors, such as changes in the number of vehicles per household, miles driven, gasoline prices, greater vehicle safety, and unemployment rates, versus those resulting from shifts in the mix of our business, to allow us to reserve more accurately for our loss exposure.

App.-A-64

We experienced severe weather conditions in several areas of the country during each of the last three years. Hail storms, tornadoes, wind, and flooding contributed to catastrophe losses each year. The following table shows catastrophe losses incurred for the years ended December 31:

($ in millions)	2015		2014		2013
Catastrophe losses incurred	$254.5		$192.2		$175.1
Increase to combined ratio	1.3	pts.	1.0	pts.	1.0	pts.
Included in our results for the year-ended December 31, 2015, were $101.9 million, or 0.5 points on a consolidated basis, of catastrophe losses related to our Property business. We respond promptly to catastrophic storms when they occur in order to provide exemplary claims service to our customers.
The table below presents the actuarial adjustments implemented and the loss reserve development experienced in the years ended December 31:

($ in millions)	2015		2014		2013
ACTUARIAL ADJUSTMENTS
Reserve decrease (increase)
Prior accident years	$95.1		$90.9		$62.4
Current accident year	97.0		(81.3)		22.0
Calendar year actuarial adjustments	$192.1		$9.6		$84.4
PRIOR ACCIDENT YEARS DEVELOPMENT
Favorable (Unfavorable)
Actuarial adjustments	$95.1		$90.9		$62.4
All other development	220.0		(66.8)		(107.5)
Total development	$315.1		$24.1		$(45.1)
(Increase) decrease to calendar year combined ratio	1.6	pts.	0.1	pts.	(0.3	) pts.
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
Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while incurring minimal variation from the date that the reserves are initially established until losses are fully developed. As reflected in the table above, we experienced favorable reserve development in 2015, with minor development in 2014 and 2013.

2015
•The favorable prior year reserve development was primarily attributable to accident year 2014.

•
Favorable reserve development occurred in all segments; our combined Agency auto business and Direct auto business experienced approximately 65% of total development, with the remainder split between our Commercial Lines business and Property businesses.

•
In our personal auto and Commercial Lines businesses, we incurred favorable case loss reserve development primarily in bodily injury and uninsured motorist bodily injury coverages, due to lower than anticipated severity.

•	Our Property business development was favorable due to lower than anticipated severity and frequency across all products, primarily in accident years 2014 and 2013.

App.-A-65

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

We continue to focus on our loss reserve analysis, attempting to enhance accuracy and to further our understanding of our loss costs. A detailed discussion of our loss reserving practices, primarily related to our vehicle businesses, can be found in our Report on Loss Reserving Practices, which was filed in a Form 8-K on August 26, 2015.
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

Underwriting Expenses
Our underwriting expense ratio (i.e., policy acquisition costs and other underwriting expenses, less fees and other revenues, expressed as a percentage of net premiums earned) was higher on a year-over-year basis for 2015, primarily reflecting the additional expenses associated with ARX and greater advertising spend during 2015. For 2014, our underwriting expenses grew at a slower rate than net premiums earned, due in part to an increase in earned premium per policy.
C. Personal Lines

	Growth Over Prior Year
	2015	2014	2013
Net premiums written	6%	8%	6%
Net premiums earned	4%	8%	7%
Policies in force	4%	2%	3%
Our Personal Lines business writes insurance for personal autos and recreational vehicles and represented 86% of our total net premiums written for 2015 and 90% in both 2014 and 2013. The decrease primarily resulted from the acquisition of a controlling interest in ARX, which in 2015 represented about 3% of our total net premiums written. We currently write our Personal Lines products in all 50 states. We also offer our personal auto product (not special lines products) in the District of Columbia and Australia.

App.-A-66

Personal auto represented 92% of our total Personal Lines net premiums written in 2015 and 2014, and 91% in 2013. These auto policies are primarily written for 6-month terms. The remaining Personal Lines business is comprised of special lines products (e.g., motorcycles, watercraft, and RVs), which are written for 12-month terms, primarily in our Agency channel. Net premiums written for personal auto increased 6% in 2015, 8% in 2014, and 7% in 2013; special lines net premiums written grew 3%, 4%, and 5% in 2015, 2014, and 2013, respectively. Personal auto policies in force increased 5% for 2015, 2% for 2014, and 3% for 2013; policies in force for the special lines products increased 2% in 2015 and 1% in both 2014 and 2013.
Our total Personal Lines business generated a 6.5% underwriting profit margin in 2015, which was widely distributed by product and state. In 2015, all jurisdictions were profitable. The special lines products had a favorable effect on the total Personal Lines combined ratio of 1.2 points in 2015, 1.3 points in 2014, and 1.0 point in 2013.
We report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by distribution channel.
The Agency Business

	Growth Over Prior Year
	2015	2014	2013
Net premiums written	1%	5%	6%
Net premiums earned	0%	6%	6%
Auto: policies in force	0%	(2)%	1%
new applications	2%	(7)%	(3)%
renewal applications	(4)%	3%	2%
written premium per policy	4%	4%	5%
Auto: retention measures:
policy life expectancy - trailing 3-months	5%	(7)%	1%
trailing 12-months	(2)%	(2)%	(5)%
renewal ratio	(0.1)%	0.1%	(0.1)%
The Agency business includes business written by more than 35,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. The increase in new application growth for 2015, compared to 2014, was due in part to an increased competitive position in the marketplace this year, generated by the roll out of our current product model, which features more preferred pricing along with more sophisticated pricing for customers who insure more than one product through Progressive. In 2015, we generated new Agency auto application growth in 27 states and the District of Columbia, compared to 18 states in 2014, and 19 states in 2013, including eight of our top 10 Agency auto states in 2015.
Rate increases were the primary factor in the year-over-year increase in written premium per policy in each of the last three years. In 2015, written premium per policy for new and renewal Agency auto business increased about 3% and 4%, respectively, compared to 2014.
We are starting to see our retention metrics improve, including our trailing 3-month measure. With our inflow of new business growing during the course of the year, it would appear that our auto product is attractive in the marketplace and we believe that, with our loss results, the rate level is currently sustainable. We continue to pursue efforts to build upon this momentum.
On a year-over-year basis, Agency auto quotes were relatively flat for 2015. Our Agency auto rate of conversion (i.e., converting a quote to a sale) increased for 2015, compared to 2014, as we saw an increase in conversion rates on a year-over-year basis much higher toward the latter part of 2015.

App.-A-67

The Direct Business

	Growth Over Prior Year
	2015	2014	2013
Net premiums written	11%	12%	7%
Net premiums earned	10%	11%	8%
Auto: policies in force	9%	7%	6%
new applications	13%	10%	6%
renewal applications	5%	8%	4%
written premium per policy	4%	3%	3%
Auto: retention measures:
policy life expectancy - trailing 3-months	5%	(4)%	8%
trailing 12-months	0%	3%	(2)%
renewal ratio	0%	0.5%	0.3%
The Direct business includes business written directly by Progressive on the Internet, through mobile devices, and over the phone. We experienced new application growth in our Direct auto business for 2015, due to greater demand by consumers to shop and buy on mobile devices and the Internet, increased advertising spend, creative marketing, and competitors raising rates. Out of our top 10 Direct auto states, nine states experienced an increase in new auto applications in 2015, compared to eight states in 2014 and nine states in 2013.
Written premium per policy for our Direct auto business increased in each of the last three years, primarily due to rate increases. In 2015, the increases in written premium per policy for both new and renewal businesses were about the same.
Our policy life expectancy using a trailing 3-month measure increased on a year-over-year basis, reflecting a shift in our mix of business to preferrred customers and increased competitive position in the market.
In 2015, the total number of quotes in our Direct auto business reached new highs and increased 13% on a year-over-year basis, driven by an increase in advertising, as well as increased quoting from mobile devices. However, the total Direct auto business conversion rate for 2015 was relatively flat compared to 2014.
The underwriting expense ratio for our Direct business remained flat compared to 2014, despite a 10% increase in total advertising spend on a year-over-year basis, due to higher earned premiums in 2015. We continue to remain focused on maintaining a well-respected brand and will continue to spend on advertising as long as we achieve our profitability targets.

D. Commercial Lines

	Growth Over Prior Year
	2015	2014	2013
Net premiums written	15%	7%	2%
Net premiums earned	9%	4%	7%
Policies in force	8%	0%	(1)%
New applications	15%	1%	(6)%
Renewal applications	0%	1%	0%
Written premium per policy	8%	4%	5%
Policy life expectancy - trailing 12-months	13%	0%	(3)%
Our Commercial Lines business writes primary liability, physical damage, and other auto-related insurance for automobiles and trucks owned and/or operated predominantly by small businesses, with the majority of our customers insuring approximately two vehicles. Our Commercial Lines business represented 11% of our total net premiums written in 2015, and 10% in both 2014 and 2013. While we continue to write over 90% of our Commercial Lines business through the Agency channel, net premiums written through the Direct channel increased by 12% in 2015.

App.-A-68

We currently write our Commercial Lines business in 49 states; we do not write Commercial Lines in Hawaii or the District of Columbia. We are planning to start writing in Hawaii in late 2016. The majority of our policies in this business are written for 12-month terms.
Our Commercial Lines business operates in the business auto, for-hire transportation, contractor, for-hire specialty, tow, and for-hire livery markets. Commercial Lines experienced a significant increase in new applications year-over-year, reflecting strong demand and improved competitiveness in our for-hire transportation, for-hire specialty, and business auto market targets. The actions we took during the last several years to raise rates and restrict business were ahead of our competition, and we are now seeing our competitors following suit.
Rate increases and a shift to new business with higher average written premiums contributed to the increase in written premium per policy in our Commercial Lines business for 2015. Written premium per policy for new Commercial Lines business was up approximately 22% as a result of these actions, while renewal business was flat from 2014.
Our Commercial Lines business policy life expectancy increased in 2015, reflecting rate decreases throughout 2015 versus increases taken in 2014, as well as our increased competitive position.
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

E. Property
Our Property business writes personal and commercial property insurance for homeowners, other property owners, and renters. Our Property business primarily consists of the operations of the ARX organization, in which we acquired a controlling interest in the second quarter 2015. ARX wholly owns or controls the insurance companies that we refer to in the aggregate as “ASI.” ASI writes homeowners and renters insurance, principally in the Agency channel, in 31 states and the District of Columbia for personal property and in 4 states for commercial property; flood insurance is written in 37 states and D.C. Property policies are generally written on a 12-month basis.

Since April 1, 2015, our Property business generated $689.6 million of net premiums written and $609.1 million of net premiums earned, representing about 3% of our companywide premiums. Approximately 97% of the Property net premiums written during the year were for policies covering personal residential property (single family homes, condominium unit owners, rental coverage, etc.), with the remaining 3% covering commercial property and other coverages. The commercial business principally includes insurance covering real estate owned by condominium and homeowners associations and similar entities, as well as apartment complexes. Texas and Florida together comprise just over half of our Property business based on premium volume.

The Property business produced a combined ratio of 89.9 since the date of acquisition. These results include 16.7 points in catastrophe losses (mainly due to hail storms in Texas and Colorado) and 7.4 points relating to the amortization of certain intangible assets arising from our acquisition of a controlling interest in ARX.

ASI has exposure to losses from catastrophes and other severe storms. To help mitigate these risks, ASI purchases reinsurance from unaffiliated reinsurance companies (most of which are “A” rated by A.M. Best) and from a reinsurance company established as part of a catastrophe bond transaction. In addition, ASI purchases state-mandated hurricane reinsurance in Florida. During 2015, ASI ceded approximately 10% of the direct premiums written by it under these catastrophe reinsurance programs, and about 16% through its other reinsurance programs, including 7% of direct premiums written ceded to the National Flood Insurance Program.
E. Other Indemnity
Our other indemnity businesses consist of managing our run-off businesses, including the run-off of our professional liability businesses. We only had five professional liability policies in force as of December 31, 2015, although we continue to process claims on expired policies.

Our other indemnity businesses generated operating losses of $1.0 million, $11.9 million, and $10.8 million in 2015, 2014, and 2013, respectively. The losses primarily reflect actuarial reserve increases and adverse loss development on our run-off businesses, to the extent not reinsured.

App.-A-69

F. Service Businesses
Our service businesses, which represent less than 1% of our total revenues and do not have a material effect on our overall operations, primarily include commercial auto insurance procedures/plans (CAIP) and commission-based businesses.
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

App.-A-70

H. Income Taxes
A deferred tax asset or liability is a tax benefit or expense that is expected to be realized in a future tax return. At both December 31, 2015 and 2014, we determined that we did not need a valuation allowance on our gross deferred tax assets. Although realization of the gross deferred tax assets is not assured, management believes it is more likely than not that the gross deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.

At both December 31, 2015 and 2014, we reported net deferred tax liabilities. During 2015, we recorded a deferred tax liability related to the intangible assets recorded in conjunction with the acquisition of a controlling interest in ARX.

At December 31, 2015 and 2014, we had net current income taxes payable of $25.1 million and $49.4 million, respectively, which were reported as part of "other liabilities."
There were no material changes in our uncertain tax positions during 2015.
See Note 5 – Income Taxes for further information.

App.-A-71

IV.   RESULTS OF OPERATIONS – INVESTMENTS
A. Portfolio Summary
At year-end 2015, the fair value of our investment portfolio was $20.9 billion, approximately 10% greater than at year-end 2014, reflecting the addition of ARX investments, operating and investment returns, and our debt issuance that more than offset our capital expenditures during the year, including the ARX stock purchases, share repurchases, debt servicing and retirement, and shareholder dividends. Our investment income (interest and dividends) increased 11% in 2015 and decreased 3% in 2014, as compared to the prior years, reflecting the addition of investment income from ARX's portfolio and lower yields in the portfolio for 2014. In 2015, we recognized $112.7 million in net realized gains, compared to $224.2 million and $318.4 million in 2014 and 2013, respectively.
B. Investment Results
We report total return to reflect more accurately our management philosophy governing the portfolio and our evaluation of investment results. The fully taxable equivalent (FTE) total return includes recurring investment income, adjusted to a fully taxable amount for certain securities that receive preferential tax treatment (e.g., municipal securities), net realized gains (losses) on securities, and changes in unrealized gains (losses) on investments.

Our investment portfolio produced a FTE total return of 1.6% for 2015, compared to 4.5% for 2014. Our fixed-income and common stock portfolios had FTE total returns of 1.7% and 0.8%, respectively, for 2015, and 3.2% and 12.6%, for 2014. The lower fixed-income returns in 2015, as compared to 2014, reflect a general rise in interest rates and widening of credit spreads, reducing security valuations. Our lower equity returns in 2015, compared to 2014, reflected a much lower overall equity market return in 2015.

The following summarizes investment results for the years ended December 31:

	2015	2014	2013
Pretax recurring investment book yield	2.4%	2.4%	2.6%
Weighted average FTE book yield	2.7%	2.7%	2.9%
FTE total return:
Fixed-income securities	1.7%	3.2%	1.7%
Common stocks	0.8%	12.6%	32.8%
Total portfolio	1.6%	4.5%	5.4%
A further break-down of our FTE total returns for our portfolio, including the net gains (losses) on our derivative positions, for the years ended December 31, follows:

	2015	2014	2013
Fixed-income securities:
U.S. Treasury Notes	0%	(0.3)%	1.6%
Municipal bonds	4.2%	6.0%	2.3%
Corporate bonds	2.7%	3.8%	1.8%
Commercial mortgage-backed securities	1.7%	5.1%	0.1%
Collateralized mortgage obligations	1.9%	2.6%	3.6%
Asset-backed securities	1.2%	2.8%	2.2%
Agency residential pass-through obligations	0.6%	NA	NA
Agency debt	0.2%	NA	NA
Preferred stocks	0.4%	11.3%	3.7%
Common stocks:
Indexed	1.8%	14.3%	33.8%
Actively managed	(7.0)%	2.9%	27.1%
 NA=Not Applicable, since we did not hold these security types during 2014 and 2013.

App.-A-72

C. Portfolio Allocation
The composition of the investment portfolio at December 31, was:

($ in millions)	Fair Value	% of Total Portfolio	Duration (years)	Rating[1]
2015
Fixed maturities	$15,332.2	73.2%	2.1	A+
Nonredeemable preferred stocks	782.6	3.7	2.6	BBB-
Short-term investments	2,172.0	10.4	<0.1	A+
Total fixed-income securities	18,286.8	87.3	1.9	A+
Common equities	2,650.5	12.7	na	na
Total portfolio[2,3]	$20,937.3	100.0%	1.9	A+

2014
Fixed maturities	$13,549.2	71.2%	1.8	A+
Nonredeemable preferred stocks	827.5	4.4	2.8	BB+
Short-term investments	2,149.0	11.3	<0.1	AA
Total fixed-income securities	16,525.7	86.9	1.6	A+
Common equities	2,492.3	13.1	na	na
Total portfolio[2,3]	$19,018.0	100.0%	1.6	A+
na = not applicable

1 Represents ratings at December 31, 2015 and 2014. Credit quality ratings are assigned by nationally recognized statistical rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between AAA and AA+, we would assign an internal rating of AAA-.
2 Our portfolio reflects the effect of unsettled security transactions and collateral on open derivative positions; at December 31, 2015, $23.1 million was included in "other assets," compared to $31.3 million in "other liabilities" at December 31, 2014.
3 The total fair value of the portfolio included $1.3 billion and $1.9 billion at December 31, 2015 and 2014, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.
Our asset allocation strategy is to maintain 0-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities, as defined in the Overview – Investments section and as reflected in the following tables. We believe this asset allocation strategy allows us to appropriately assess the risks associated with these securities for capital purposes and is in line with the treatment by our regulators.

App.-A-73

The following tables show the composition of our Group I and Group II securities at December 31, 2015 and 2014:

($ in millions)	Fair Value	% of Total Portfolio
2015
Group I securities:
Non-investment-grade fixed maturities	$611.7	2.9%
Redeemable preferred stocks[1]	155.1	0.7
Nonredeemable preferred stocks	782.6	3.7
Common equities	2,650.5	12.7
Total Group I securities	4,199.9	20.0
Group II securities:
Other fixed maturities[2]	14,565.4	69.6
Short-term investments	2,172.0	10.4
Total Group II securities	16,737.4	80.0
Total portfolio	$20,937.3	100.0%
2014
Group I securities:
Non-investment-grade fixed maturities	$842.2	4.4%
Redeemable preferred stocks[1]	178.6	0.9
Nonredeemable preferred stocks	827.5	4.4
Common equities	2,492.3	13.1
Total Group I securities	4,340.6	22.8
Group II securities:
Other fixed maturities[2]	12,528.4	65.9
Short-term investments	2,149.0	11.3
Total Group II securities	14,677.4	77.2
Total portfolio	$19,018.0	100.0%

1 Includes non-investment-grade redeemable preferred stocks of $75.9 million and $78.0 million at December 31, 2015 and 2014, respectively.
2 Includes investment-grade redeemable preferred stocks, with cumulative dividends, of $79.2 million at December 31, 2015 and $100.6 million at December 31, 2014.
To determine the allocation between Group I and Group II, we use the credit ratings from models provided by the National Association of Insurance Commissioners (NAIC), when available, for classifying our residential and commercial mortgage-backed securities, excluding interest-only securities, and the credit ratings from nationally recognized statistical rating organizations (NRSROs) for all other debt securities. NAIC ratings are based on a model that considers the book price of our securities when assessing the probability of future losses in assigning a credit rating. As a result, NAIC ratings can vary from credit ratings issued by NRSROs. Management believes NAIC ratings more accurately reflect our risk profile when determining the asset allocation between Group I and II securities. All of the fixed-maturity securities held by ARX at December 31, 2015, met the qualifications for Group II classification.
Unrealized Gains and Losses
As of December 31, 2015, our portfolio had pretax net unrealized gains, recorded as part of accumulated other comprehensive income, of $1,247.8 million, compared to $1,572.2 million at December 31, 2014.
During the year, the net unrealized gains in our fixed-income portfolio decreased $277.5 million, the result of valuation declines in most fixed-income sectors as interest rates and credit spreads (additional yield on non-treasury bonds relative to comparable maturity treasury securities) increased, in addition to sales of fixed-income securities with net realized gains of $131.0 million primarily in our U.S. Treasury, corporate, commercial mortgage-backed, and nonredeemable preferred stock portfolios. The contributions by individual sectors to the fixed-income portfolio change in net unrealized gains are discussed below. The net unrealized gains in our common stock portfolio decreased $46.9 million during 2015, reflecting the decline in the broad equity market during the year, adjusting for net gains recognized on security sales.
See Note 2 – Investments for a further break-out of our gross unrealized gains and losses.

App.-A-74

Other-Than-Temporary Impairment (OTTI)
Realized losses may include write-downs of securities determined to have had other-than-temporary declines in fair value. The write-down activity recorded in the comprehensive income statements for the years ended December 31, was as follows:

(millions)	Total Write-downs	Write-downs on Securities Sold	Write-downs on Securities Held at Period End
2015
Common equities	$23.8	$(15.1)	$8.7
Total portfolio	$23.8	$(15.1)	$8.7
2014
Common equities	$7.9	$(0.7)	$7.2
Total portfolio	$7.9	$(0.7)	$7.2
2013
Prime collateralized mortgage obligations	$0.1	$0	$0.1
Home equity (sub-prime bonds)	0.5	0	0.5
Total residential mortgage-backed securities	0.6	0	0.6
Total fixed income	0.6	0	0.6
Common equities	5.5	0	5.5
Total portfolio	$6.1	$0	$6.1
See Critical Accounting Policies, Other-Than-Temporary Impairment, for a complete discussion on our analysis regarding our treatment of OTTI.

Fixed-Income Securities
The fixed-income portfolio is managed internally, with the exception of the ARX portfolio which was managed externally during 2015, and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. The fixed-maturity securities and short-term investments, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2015		2014
Investment-grade fixed maturities:[1]
Short/intermediate term	$16,136.0	92.2%	$14,006.7	89.2%
Long term	109.3	0.6	43.9	0.3
Non-investment-grade fixed maturities:[1,2]
Short/intermediate term	1,246.3	7.1	1,625.6	10.4
Long term	12.6	0.1	22.0	0.1
Total	$17,504.2	100.0%	$15,698.2	100.0%

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
2 Non-investment-grade fixed-maturity securities are non-rated or have a credit quality rating of an equivalent BB+ or lower, classified by ratings from NRSROs. The non-investment-grade securities based upon NAIC ratings and our Group I modeling were $687.6 million and $920.2 million at December 31, 2015 and 2014, respectively.

A primary exposure for the fixed-income portfolio is interest rate risk, which includes the change in value resulting from movements in the underlying market rates of debt securities held. We manage this risk by maintaining the portfolio’s duration (a measure of the portfolio's exposure to changes in interest rates) between 1.5 and 5 years. The duration of the fixed-income portfolio was 1.9 years at December 31, 2015, compared to 1.6 years at December 31, 2014, reflecting our preference for shorter duration positioning during times of low interest rates. The increase includes $1.3 billion of fixed-income securities held by ARX with a duration of 2.9 years at December 31, 2015, and a decision to increase our fixed-income portfolio duration. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) is monitored on a regular basis.
The duration distribution of our fixed-income portfolio, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, was:

Duration Distribution	2015	2014
1 year	28.4%	36.1%
2 years	15.6	19.4
3 years	18.1	15.0
5 years	27.7	23.8
10 years	10.4	5.7
20 years	0.1	NA
30 years	(0.3)	NA
Total fixed-income portfolio	100.0%	100.0%
NA = Not Applicable

The negative duration in the 30-year category arises from the variable rate nature of the dividends on some of our preferred stocks. If not called at their call dates, the dividends on these securities will reset from a fixed rate to a lower floating rate, which could cause them to trade at a discount with a negative duration.

Another primary exposure related to the fixed-income portfolio is credit risk. This risk is managed by maintaining an A+ minimum average portfolio credit quality rating, as defined by NRSROs.
The credit quality distribution of the fixed-income portfolio was:

Rating	2015	2014
AAA	37.2%	45.5%
AA	14.2	13.2
A	15.3	10.2
BBB	24.7	18.4
Non-investment grade/non-rated[1]	8.6	12.7
Total fixed-income portfolio	100.0%	100.0%

1The ratings in the table above are assigned by NRSROs. The non-investment grade fixed-income securities based upon our Group I classification represented 3.8% of the total fixed-income portfolio at December 31, 2015, compared to 8.3% at December 31, 2014.

The changes in credit quality profile from December 31, 2014 were the result of investments held by ARX, as well as transactions in our portfolio that shifted the mix within the various credit categories.
Our portfolio is also exposed to concentration risk. Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state’s general obligation bonds, to 2.5% of shareholders’ equity, while the single issuer guideline on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders’ equity. Additionally, the guideline applicable to any state’s general obligation bonds is 6% of shareholders’ equity. Our credit risk guidelines limit single issuer exposure; however, we also consider sector concentration a risk, and we frequently evaluate the portfolio’s sector allocation with regard to internal requirements and external market factors. We consider concentration risk both overall and in the context of individual asset classes, including but not limited to common equities, residential and commercial mortgage-backed securities, municipal bonds, and high-yield bonds. At December 31, 2015, we were within all of the constraints described above.

We monitor prepayment and extension risk, especially in our structured product and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended has a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. Our holdings of different types of structured debt and preferred securities help minimize this risk. During 2015, we did not experience significant prepayment or extension of principal relative to our cash flow expectations in the portfolio.

App.-A-75

Liquidity risk is another risk factor we monitor. Our overall portfolio remains very liquid and is structured to meet expected liquidity requirements. The short-to-intermediate duration of our portfolio provides an additional source of liquidity, as we expect approximately $3.0 billion, or 22%, of principal repayment from our fixed-income portfolio, excluding U.S. Treasury Notes and short-term investments, during 2016. Cash from interest and dividend payments provides an additional source of recurring liquidity.
Included in the fixed-income portfolio are U.S. government obligations, which include U.S. Treasury Notes and interest rate swaps. Although the interest rate swaps are not obligations of the U.S. government, they are recorded in this portfolio as the change in fair value is correlated to movements in the U.S. Treasury market. The duration of these securities was comprised of the following at December 31, 2015:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes
Less than two years	$1,831.4	0.3
Two to five years	4.9	2.7
Five to ten years	588.5	7.3
Total U.S. Treasury Notes	2,424.8	2.0
Interest Rate Swaps
Five to ten years ($750 notional value)	4.4	(7.1)
Total U.S. government obligations	$2,429.2	(0.2)
The interest rate swap positions had a fair value of $4.4 million at December 31, 2015 as they were in an overall asset position, which is fully collateralized by cash payments received from the counterparty. The liability associated with the cash collateral received is reported in the “other liabilities” section of the consolidated balance sheets. As of December 31, 2015, we had no treasury futures. During February 2016, we entered into new treasury future positions as an additional means to manage the portfolio duration. The negative duration of the interest rate swaps is due to the positions being short interest-rate exposure (i.e., receiving a variable-rate coupon on the interest rate swaps). In determining duration, we add the interest rate sensitivity of our interest rate swap positions to that of our Treasury holdings, but do not add the notional value of the swaps to our Treasury holdings in order to calculate an unlevered duration for the portfolio.

App.-A-76

ASSET-BACKED SECURITIES
Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gains (Losses)	% of Asset- Backed Securities	Duration (years)	Rating (at period end)
2015
Residential mortgage-backed securities:
Prime collateralized mortgage obligations	$583.2	$(3.1)	9.4%	0.9	A-
Alt-A collateralized mortgage obligations[1]	269.2	0.2	4.3	1.2	BBB
Collateralized mortgage obligations	852.4	(2.9)	13.7	1.0	A-
Home equity (sub-prime bonds)	874.3	4.4	14.0	<0.1	BBB-
Residential mortgage-backed securities	1,726.7	1.5	27.7	0.4	BBB
Agency residential pass-through obligations	89.3	(1.0)	1.4	4.8	AAA
Commercial mortgage-backed securities:
Commercial mortgage-backed securities	2,476.7	(13.8)	39.7	3.4	A+
Commercial mortgage-backed securities: interest only	176.5	1.3	2.9	2.6	AAA-
Commercial mortgage-backed securities	2,653.2	(12.5)	42.6	3.3	A+
Other asset-backed securities:
Automobile	925.4	(2.2)	14.8	1.0	AAA-
Credit card	140.0	(0.2)	2.2	0.5	AAA
Other[2]	702.5	(1.3)	11.3	0.7	AA+
Other asset-backed securities	1,767.9	(3.7)	28.3	0.8	AAA-
Total asset-backed securities	$6,237.1	$(15.7)	100.0%	1.8	A+
2014
Residential mortgage-backed securities:
Prime collateralized mortgage obligations	$499.8	$1.3	8.9%	0.8	A-
Alt-A collateralized mortgage obligations[1]	224.1	2.4	4.0	1.0	BBB
Collateralized mortgage obligations	723.9	3.7	12.9	0.9	BBB+
Home equity (sub-prime bonds)	934.6	20.0	16.7	<0.1	BBB-
Residential mortgage-backed securities	1,658.5	23.7	29.6	0.3	BBB
Commercial mortgage-backed securities:
Commercial mortgage-backed securities	2,139.6	30.3	38.1	3.2	AA -
Commercial mortgage-backed securities: interest only	176.0	6.4	3.1	2.8	AAA-
Commercial mortgage-backed securities	2,315.6	36.7	41.2	3.2	AA-
Other asset-backed securities:
Automobile	815.7	0.6	14.5	0.9	AAA
Credit card	284.2	0.5	5.1	0.8	AAA
Other[2]	538.8	1.9	9.6	1.1	AAA-
Other asset-backed securities	1,638.7	3.0	29.2	0.9	AAA-
Total asset-backed securities	$5,612.8	$63.4	100.0%	1.7	AA-

1 Represents structured securities with primary residential loans as collateral for which documentation standards for loan approval were less stringent than conventional loans; the collateral loans are often referred to as low documentation or no documentation loans.
2 Includes equipment leases, manufactured housing, and other types of structured debt.
The increase in asset-backed securities since December 31, 2014, was partially due to investments held by ARX, which were $308.9 million, or 5.0%, of our total asset-backed securities at December 31, 2015, including $102.3 million in collateralized mortgage obligations, $89.3 million in agency residential pass-through obligations (Freddie Mac, Fannie Mae, and Ginnie Mae issued), and $117.3 million in commercial mortgage-backed securities. The remaining asset-backed securities added during the year were primarily acquired in our commercial mortgage-backed and other asset-backed sectors, and are of high credit quality.

App.-A-77

Collateralized Mortgage Obligations (CMO) The following table details the credit quality rating and fair value of our CMOs, along with the loan classification and a comparison of the fair value at December 31, 2015, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Collateralized Mortgage Obligations (at December 31, 2015)
($ in millions) Rating[1]	Non-agency prime	Alt-A	Government/GSE[2]	Total	% of Total
AAA	$47.2	$25.8	$107.4	$180.4	21.2%
AA	38.0	46.8	19.4	104.2	12.2
A	83.3	15.0	28.9	127.2	14.9
BBB	72.6	94.6	97.4	264.6	31.0
Non-investment grade	89.0	87.0	0	176.0	20.7
Total	$330.1	$269.2	$253.1	$852.4	100.0%
Increase (decrease) in value	(0.9)%	0.1%	(0.4)%	(0.4)%

1 The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings for our CMOs, $139.6 million are rated investment grade and classified as Group II and $36.4 million, or 4.3%, of the total are not rated by the NAIC and are classified as Group I.
2 The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).

The majority of our CMO portfolio is composed of non-GSE/FHA/VA mortgage securities. In the largest part of this portfolio, we took advantage of the securitization structure to have an underlying bond split into senior and subordinated classes. We own the senior classes, which provide extra credit support to our position. We chose how much credit support we felt was necessary to attempt to protect our position from potential credit losses. The substantial increase during the year in securities insured by a GSE resulted from the investments held by ARX.

Home-Equity Securities The following table shows the credit quality rating of our home-equity securities, along with a comparison of the fair value at December 31, 2015, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Home Equity Securities (at December 31, 2015)
($ in millions) Rating[1]	Total	% of Total
AAA	$26.9	3.1%
AA	28.3	3.2
A	153.0	17.5
BBB	214.3	24.5
Non-investment grade	451.8	51.7
Total	$874.3	100.0%
Increase (decrease) in value	0.5%

1 The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings for our home equity securities, $403.8 million are rated investment grade and classified as Group II and $48.0 million, or 5.5%, of the total are not rated by the NAIC and are classified as Group I.

We feel that the market for home-equity loan-backed bonds continued to trade during the year with greater return potential than other sectors with comparable risk characteristics. We look to add securities where we feel there is a very low potential for losses given the substantial credit support. The market shrinkage in 2015, due to amortization and pay downs of the underlying loans, made it difficult to add to our portfolio.

App.-A-78

Commercial Mortgage-Backed Securities (CMBS) The following table details the credit quality rating and fair value of our CMBS bond and interest only (IO) portfolios:

Commercial Mortgage-Backed Securities (at December 31, 2015)[1]
($ in millions) Category	AAA	AA	A	BBB	Non-Investment Grade	Total	% of Total
Multi-borrower	$372.5	$24.0	$21.8	$10.9	$9.9	$439.1	16.5%
Single-borrower	567.9	420.4	404.2	627.1	18.0	2,037.6	76.8
Total CMBS bonds	940.4	444.4	426.0	638.0	27.9	2,476.7	93.3
IO	174.0	0	0	0	2.5	176.5	6.7
Total fair value	$1,114.4	$444.4	$426.0	$638.0	$30.4	$2,653.2	100.0%
% of Total fair value	42.0%	16.8%	16.1%	24.0%	1.1%	100.0%

1 The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings, all of our CMBS bonds are rated investment grade and classified as Group II.

We continue to focus on single-borrower CMBS because we believe these transactions provide an opportunity to select investments based on real estate and underwriting criteria that fit our preferred credit risk and duration profile. Our multi-borrower, fixed-rate CMBS portfolio is concentrated in vintages with conservative underwriting. During the year, we added $381.5 million to the CMBS bond portfolio through the addition of the ARX investments and security purchases. The purchases during the year increased our allocation of single borrower CMBS from 67.5% to 76.8%, while reducing our allocation to multi-borrower CMBS from 24.9% to 16.5%. Duration increased from 3.2 to 3.4 years during the year. The average credit quality was A+ at December 31, 2015, compared to AA- at December 31, 2014, reflecting security purchases made in the AA to BBB- range and an overall reduction of AAA securities.
With the exception of $170.4 million in Freddie Mac senior multi-family IOs, we have no multi-borrower deal IOs originated after 2006.
MUNICIPAL SECURITIES
Included in the fixed-income portfolio at December 31, 2015 and 2014, were $2,721.4 million and $2,139.2 million, respectively, of state and local government obligations. These securities had a duration of 3.2 years and an overall credit quality rating of AA (excluding the benefit of credit support from bond insurance) at December 31, 2015, compared to 3.0 years and AA at December 31, 2014. These securities had net unrealized gains of $43.8 million and $43.5 million at December 31, 2015 and 2014, respectively.

The following table details the credit quality rating of our municipal securities at December 31, 2015, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2015)
(millions) Rating	General Obligations	Revenue Bonds	Total
AAA	$347.9	$500.2	$848.1
AA	427.2	903.4	1,330.6
A	3.4	514.2	517.6
BBB	5.8	19.3	25.1
Non-investment grade/non-rated	0	0	0
Total	$784.3	$1,937.1	$2,721.4

Included in revenue bonds were $776.2 million of single family housing revenue bonds issued by state housing finance agencies, of which $507.8 million were supported by individual mortgages held by the state housing finance agencies and $268.4 million were supported by mortgage-backed securities. Of the programs supported by mortgage-backed securities, approximately 25% were collateralized by Fannie Mae and Freddie Mac mortgages; the remaining 75% were collateralized by Ginnie Mae loans, which are fully guaranteed by the U.S. government. Of the programs supported by individual mortgages held by the state housing finance agencies, the overall credit quality rating was AA+. Most of these mortgages were supported by FHA, VA, or private mortgage insurance providers.

App.-A-79

The increase in municipal securities since December 31, 2014 was the result of the addition of the ARX securities, which accounts for $626.2 million, or 23.0%, of our total municipal securities at December 31, 2015. The ARX portfolio is approximately 50% municipal securities, both taxable and tax-free, with the majority tax-free.
CORPORATE SECURITIES
Included in our fixed-income securities at December 31, 2015 and 2014, were $3,691.6 million and $2,836.7 million, respectively, of corporate securities. These securities had a duration of 3.5 years and 3.3 years at December 31, 2015 and 2014, respectively, and an overall credit quality rating of BBB and BBB- at December 31, 2015 and 2014, respectively. These securities had net unrealized losses of $21.7 million and net unrealized gains of $22.5 million at December 31, 2015 and 2014, respectively.

We have increased our allocation to corporate securities throughout 2015 due to attractive valuations and the addition of the ARX portfolio, which accounts for $230.3 million, or 6.2%, of our total corporate securities at December 31, 2015. The combination of many large acquisition-related financings in the investment-grade market, along with an increase in overall market volatility, has given us the opportunity to add securities with a strong risk/return profile. The high-yield market continued to experience turbulence throughout the year with much of it centered in areas where we do not have exposure (e.g., the energy and metals/mining industries). New funds entering the high-yield market have been attracted to industries that are perceived to be safer investments and that has allowed us to reduce our high-yield exposure at attractive levels this year.

The table below shows the exposure break-down by sector and rating at year-end:

Corporate Securities (at December 31, 2015)
(millions) Sector	AAA	AA	A	BBB	Non-Investment Grade/Non-Rated	Total
Consumer	$0	$2.1	$182.3	$863.3	$152.5	$1,200.2
Industrial	0	0	103.9	663.8	185.0	952.7
Communications	0	0	44.4	336.0	76.2	456.6
Financial Services	50.0	9.8	238.5	279.1	111.1	688.5
Agency	32.1	2.2	0	0	0	34.3
Technology	5.5	13.3	41.3	42.0	0	102.1
Basic Materials	0	0	4.9	48.4	0	53.3
Energy	3.5	38.6	115.2	46.6	0	203.9
Total	$91.1	$66.0	$730.5	$2,279.2	$524.8	$3,691.6
We held $652.8 million of U.S. dollar-denominated corporate bonds issued by companies that are domiciled, or whose parent companies are domiciled, in the U.K. and other European countries, primarily in the consumer, financial, and communications industries at December 31, 2015. We had no direct exposure to southern European-domiciled companies at December 31, 2015.
PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE
We hold both redeemable (i.e., mandatory redemption dates) and nonredeemable (i.e., perpetual with call dates) preferred stocks. At December 31, 2015, we held $234.3 million in redeemable preferred stocks and $782.6 million in nonredeemable preferred stocks, compared to $279.2 million and $827.5 million, respectively, at December 31, 2014. Our preferred stock portfolio had net unrealized gains of $81.4 million and $213.7 million at December 31, 2015 and 2014, respectively.

Preferred returns were positive, but weak in 2015. Because of their higher risk, preferred stocks offer a higher yield than the majority of the fixed-income portfolio. Prices dropped during the year, almost enough to completely offset dividends and coupon payments.  In some cases, the price drops were due to wider credit spreads, while in other cases they were due to a lower probability of a call on certain securities with low floating rate back-end coupons.  We continue to view preferred stocks as an attractive sector.  During the year, we added selectively in the new issue market and also added some as the sector dropped in price.

App.-A-80

Approximately 70% of our preferred stock securities are fixed-rate securities, and 30% are floating-rate securities. All of our preferred securities have call or mandatory redemption features. Of our fixed-rate securities, approximately 97% will convert to floating-rate dividend payments if not called at their initial call date, providing some protection against extension risk in the event the issuer elects not to call such securities at their initial call date.
Our preferred stock portfolio had a duration of 2.1 years at December 31, 2015, compared to 2.3 years at December 31, 2014. The interest rate duration of our preferred securities is calculated to reflect the call, floor, and floating rate features. Although a preferred security may remain outstanding if not called, its interest rate duration will reflect the variable nature of the dividend. The overall credit quality rating was BBB- at December 31, 2015, compared to BB+ at December 31, 2014. Our non-investment-grade preferred stocks were primarily with issuers that maintain investment-grade senior debt ratings. The table below shows the exposure break-down by sector and rating at year-end:

Preferred Stocks (at December 31, 2015)
(millions) Sector	A	BBB	Non-Investment Grade/ Non- Rated	Total
Financial Services
U.S. banks	$48.8	$362.5	$243.8	$655.1
Foreign banks	0	28.8	37.8	66.6
Insurance	0	30.3	54.3	84.6
Other financial institutions	34.8	11.5	22.0	68.3
Total Financial Services	83.6	433.1	357.9	874.6
Industrials	0	57.3	33.8	91.1
Utilities	0	51.2	0	51.2
Total	$83.6	$541.6	$391.7	$1,016.9

We also face the risk that dividend payments on our preferred stock holdings could be deferred for one or more periods or skipped entirely. As of December 31, 2015, all of our preferred securities continued to pay their dividends in full and on time. Approximately 68% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable.
We held $66.6 million of U.S. dollar-denominated nonredeemable preferred stocks issued by financial institutions that are domiciled, or whose parent companies are domiciled, in the U.K. and other European countries. We had no direct exposure to southern European-domiciled companies at December 31, 2015. We also held $91.1 million of preferred stock issued by energy pipeline companies at December 31, 2015.
Common Equities
Common equities, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2015		2014
Indexed common stocks	$2,532.3	95.5%	$2,192.1	87.9%
Managed common stocks	117.9	4.4	299.8	12.0
Total common stocks	2,650.2	99.9	2,491.9	99.9
Other risk investments	0.3	0.1	0.4	0.1
Total common equities	$2,650.5	100.0%	$2,492.3	100.0%
In our indexed common stock portfolio, our individual holdings are selected based on their contribution to the correlation with the index. For both periods reported in the table above, the GAAP basis total return was within the desired tracking error when compared to the Russell 1000 Index. We held 716 out of 1,033, or 69%, of the common stocks comprising the Russell 1000 Index at December 31, 2015, which made up 91% of the total market capitalization of the index. During 2015, we reallocated about $100 million from our fixed-income portfolio into our indexed portfolio.
The actively managed common stock portfolio is currently managed by one external investment manager. At December 31, 2015, the fair value of the actively managed portfolio was $117.9 million, compared to a cost basis of $101.0 million. In October 2015, we terminated our agreement with a second external investment manager and reinvested the proceeds into our

App.-A-81

indexed common stock portfolio, which reduced the fair value of our actively managed equities by $161.2 million and the cost basis by $158.4 million based on the September 30, 2015 valuation.
Other risk investments include private equity investments and limited partnership interests in private equity and mezzanine investment funds, which have no off-balance-sheet exposure or contingent obligations.
The following is a summary of our indexed common stock portfolio holdings by sector compared to the Russell 1000 Index composition:

Sector	Equity Portfolio Allocation at December 31, 2015	Russell 1000 Allocation at December 31, 2015	Russell 1000 Sector Return in 2015
Consumer discretionary	14.9%	15.5%	6.4%
Consumer staples	7.7	8.7	8.2
Financial services	18.2	19.4	0.7
Health care	14.7	14.3	7.1
Materials and processing	3.2	3.6	(7.6)
Other energy	6.5	6.1	(22.3)
Producer durable	9.7	10.3	(2.4)
Technology	18.0	16.9	4.3
Utilities	5.2	5.2	(1.8)
Other equity	1.9	NA	NA
Total common stocks	100.0%	100.0%	0.9%
NA = Not Applicable

Derivative Instruments
CASH FLOW HEDGES
We issued $400 million of 3.70% Senior Notes in January 2015 and $350 million of 4.35% Senior Notes in April 2014. Upon issuance, we closed forecasted debt issuance hedges, which were entered into to hedge against a possible rise in interest rates, and recognized a $12.9 million and a $1.6 million pretax loss, respectively, as part of accumulated other comprehensive income (loss). The losses will be recognized as an adjustment to interest expense and amortized over the applicable lives of the Senior Notes.

We repurchased a portion of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 during 2015 and 2014, and we reclassified $0.2 million and $0.5 million, respectively, of unrealized gains on forecasted transactions to net realized gains on securities.

See Note 2 – Investments for further discussion.

INTEREST RATE SWAPS
We use interest rate swaps to manage the fixed-income portfolio duration. The $750 million notional value swaps reflected a loss for 2015 and 2014, as interest rate swap rates fell during each of these periods. The $750 million notional value swaps reflected a gain for 2013, as interest rate swap rates rose after the positions were opened. The losses on the $1,263 million notional value swaps during 2013 reflected a decline in interest rate swap rates during the period. The following table summarizes our interest rate swap activity:

App.-A-82

							Net Realized Gains (Losses)
							Years ended
(millions)	Date			Notional Value			December 31,
Term	Effective	Maturity	Coupon	2015	2014	2013	2015	2014	2013
Open:
10-year	04/2013	04/2023	Receive variable	$150	$150	$150	$(4.7)	$(12.9)	$11.9
10-year	04/2013	04/2023	Receive variable	185	185	185	(5.8)	(15.9)	14.8
10-year	04/2013	04/2023	Receive variable	415	415	415	(12.9)	(35.8)	33.1
Total open positions				$750	$750	$750	$(23.4)	$(64.6)	$59.8
Closed:
5-year	NA	NA	Receive variable	$0	$0	$400	$0	$0	$(1.0)
5-year	NA	NA	Receive variable	0	0	500	0	0	(1.6)
9-year	NA	NA	Receive variable	0	0	363	0	0	(1.4)
Total closed positions				$0	$0	$1,263	$0	$0	$(4.0)
Total interest rate swaps							$(23.4)	$(64.6)	$55.8
NA = Not Applicable
During January 2016, we closed our $185 million notional value interest rate swap position and recognized a loss of $1.9 million for the month.
U.S. TREASURY FUTURES
During 2015, we used treasury futures to manage the fixed-income portfolio duration. The contracts were opened during the second quarter 2015 and closed prior to December 31, 2015. The positions reflect a net gain, as rates rose overall during the period held. We did not hold any treasury futures during 2014 or 2013. The following table summarizes our treasury futures activity:

(millions)	Date		Bought/Sold	Notional Value			Net Realized Gains (Losses)
							Years ended
							December 31,
Term	Effective	Maturity		2015	2014	2013	2015	2014	2013
Closed:
10-year	Various	Various	Sold	$221.5	$0	$0	$1.7	$0	$0
5-year	Various	Various	Sold	469.0	0	0	0.8	0	0
Total treasury futures				$690.5	$0	$0	$2.5	$0	$0

App.-A-83

V. CRITICAL ACCOUNTING POLICIES
Progressive is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in conformity with GAAP. Actual results could differ from those estimates in a variety of areas. The three areas that we view as most critical with respect to the application of estimates and assumptions are the establishment of our loss reserves, the method of determining impairments in our investment portfolio, and our analysis of goodwill for impairment.
A. Loss and LAE Reserves
Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2015, we had $8.6 billion of net loss and LAE reserves, which included $6.9 billion of case reserves and $1.7 billion of incurred but not recorded (IBNR) reserves. Personal auto liability and commercial auto liability reserves represent approximately 95% of our total carried net reserves. For this reason, the following discussion focuses on our vehicle businesses.
For our vehicle businesses, Progressive’s actuarial staff reviews over 400 subsets of business data, which are at a combined state, product, and line coverage level (the “products”), to calculate the needed loss and LAE reserves. We begin our review of a set of data by producing multiple estimates of needed reserves, using both paid and incurred data, to determine if a reserve change is required. In the event of a wide variation among results generated by the different projections, our actuarial group will further analyze the data using additional quantitative analysis. Each review develops a point estimate for a relatively small subset of the business, which allows us to establish meaningful reserve levels for that subset. In addition, the actuarial staff completes separate projections of needed case and IBNR reserves.
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
In analyzing the ultimate accident year loss and LAE experience, our actuarial staff reviews in detail, at the subset level, frequency (number of losses per earned car year), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year) of loss, as well as the frequency and severity of our LAE costs. The loss ratio, a primary measure of loss experience, is equal to the product of frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses is not estimated. The actual frequency experienced will vary depending on the change in mix of class of drivers insured by Progressive, but the frequency projections for these lines of business are generally stable in the short term, because a large majority of the parties involved in an accident report their claims within a short time period after the occurrence. The severity experienced by Progressive is much more difficult to estimate, especially for injury claims, since severity is affected by changes in underlying costs, such as medical costs, jury verdicts, and regulatory changes. In addition, severity will vary relative to the change in our mix of business by limit.
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

Similar to our vehicle businesses, our actuarial staff, including the staff of ARX, analyzes loss and LAE property data on an accident period basis. Many of the methodologies and key parameters reviewed are similar. Unlike our vehicle businesses, primarily due to the size of the business, data is reviewed at a macro level and a range of reserves are generated to determine a reasonable range.
The manner in which we consider and analyze the multitude of influences on the historical data, as well as how loss reserves affect our financial results, is discussed in more detail in our Report on Loss Reserving Practices, which was filed on August 26, 2015 via Form 8-K. There have been no significant changes to our reserving practices since this report was filed.

App.-A-84

At December 31, 2015, Progressive had $10.0 billion of carried gross reserves and $8.6 billion of net reserves (net of reinsurance recoverables on unpaid losses). Our net reserve balance implicitly assumes that the loss and LAE severity for accident year 2015 over accident year 2014 would be 4.2% higher for personal auto liability and 9.2% higher for commercial auto liability. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlement. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.
The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2015, if during 2016 we were to experience the indicated change in our estimate of severity for the 2015 accident year (i.e., claims that occurred in 2015):

	Estimated Changes in Severity for Accident Year 2015
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$6,398.5	$6,560.3	$6,722.1	$6,883.9	$7,045.7
Commercial auto liability	1,405.4	1,425.2	1,445.0	1,464.8	1,484.6
Other[1]	429.2	429.2	429.2	429.2	429.2
Total	$8,233.1	$8,414.7	$8,596.3	$8,777.9	$8,959.5

1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2015 accident year would affect our personal auto liability reserves by $80.9 million and our commercial auto reserves by $9.9 million.
Our 2015 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2015, 2014, and 2013, in the aggregate, accounted for approximately 92% of our reserve balance. If during 2016 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2015, 2014, and 2013), the effect to our year-end 2015 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2015, 2014, and 2013
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$5,824.1	$6,273.1	$6,722.1	$7,171.1	$7,620.1
Commercial auto liability	1,332.2	1,388.6	1,445.0	1,501.4	1,557.8
Other[1]	429.2	429.2	429.2	429.2	429.2
Total	$7,585.5	$8,090.9	$8,596.3	$9,101.7	$9,607.1

1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2015, 2014, and 2013 accident years would affect our personal auto liability reserves by $224.5 million and our commercial auto reserves by $28.2 million.

App.-A-85

Our best estimate of the appropriate amount for our reserves as of year-end 2015 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is “reasonably likely” to occur. The above tables show the possible favorable or unfavorable development we will realize if our estimates miss by 2% or 4%. During 2015, our estimate of the needed reserves at the end of 2014 decreased 4.0%. The following table shows how we have performed against this goal over the last ten years:

($ in millions)
For the years ended December 31,	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Loss and LAE Reserves-net[1]	$5,313.1	$5,363.6	$5,655.2	$5,932.9	$6,123.6	$6,366.9	$6,460.1	$6,976.3	$7,433.8	$7,671.5	$8,596.3
Loss and LAE Reserves acquired-net[2]										222.4
Total Loss and LAE Reserves-net										7,893.9
Re-estimated reserves as of:
One year later	5,066.2	5,443.9	5,688.4	5,796.9	5,803.2	6,124.9	6,482.1	7,021.4	7,409.7	7,578.8
Two years later	5,130.5	5,469.8	5,593.8	5,702.1	5,647.7	6,074.4	6,519.6	6,994.7	7,402.4	—
Three years later	5,093.6	5,381.9	5,508.0	5,573.8	5,575.0	6,075.9	6,495.4	6,983.2	—	—
Four years later	5,046.7	5,336.5	5,442.1	5,538.5	5,564.6	6,050.6	6,459.8	—	—	—
Five years later	5,054.6	5,342.8	5,452.8	5,580.0	5,605.6	6,097.4	—	—	—	—
Six years later	5,060.8	5,352.8	5,475.6	5,609.1	5,638.8	—	—	—	—	—
Seven years later	5,070.2	5,369.7	5,501.3	5,634.9	—	—	—	—	—	—
Eight years later	5,081.7	5,391.2	5,527.1	—	—	—	—	—	—	—
Nine years later	5,100.6	5,406.4	—	—	—	—	—	—	—	—
Ten years later	5,110.2	—	—	—	—	—	—	—	—	—
Cumulative Development:
Favorable(Unfavorable)	$202.9	$(42.8)	$128.1	$298.0	$484.8	$269.5	$0.3	$(6.9)	$31.4	$315.1
Percentage[3]	3.8	(0.8)	2.3	5.0	7.9	4.2	0	(0.1)	0.4	4.0

1 Represents loss and LAE reserves net of reinsurance recoverables on net unpaid losses at the balance sheet date for Progressive prior to the acquisition of a controlling interest in ARX and its subsidiaries.
2 Represents the net reserves acquired as part of the ARX acquisition.
3 Cumulative development ÷ loss and LAE reserves.
Note: The chart above represents the development of the property-casualty loss and LAE reserves for 2005 through 2014. The last line in the triangle for each year represents the following:
Re-estimated reserves = Total amount paid to date + Re-estimated liability for unpaid losses and LAE-net
Changes in the estimated severity and the actual number of late reported claims are the cause of the change in our re-estimated reserves from year to year. The cumulative development represents the aggregate change in our estimates over all years.
The favorable reserve development for 2005 and 2007 through 2010 was about 2% to 8% of our original carried reserves, which primarily reflects the decreases in severity between our original estimate and what we experienced in both our personal auto and commercial auto businesses during that period. For 2011 through 2013, we experienced very minimal development, or less than 1% of our original estimate. For 2014, the favorable development primarily reflects lower than anticipated severity than we initially estimated in all segments.
Because Progressive is primarily an insurer of motor vehicles, we have minimal exposure as an insurer of environmental, asbestos, and general liability claims.

App.-A-86

B. Other-Than-Temporary Impairment (OTTI)
Realized losses may include write-downs of securities determined to have had other-than-temporary declines in fair value. We routinely monitor our portfolio for pricing changes that might indicate potential impairments and perform detailed reviews of securities with unrealized losses based on predetermined guidelines. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to: (i) fundamental factors specific to the issuer, such as financial conditions, business prospects, or other factors; (ii) market-related factors, such as interest rates or equity market declines (e.g., negative return at either a sector index level or at the broader market level); or (iii) credit-related losses, where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security.
Fixed-income securities and common equities with declines attributable to issuer-specific fundamentals are reviewed to identify available evidence, circumstances, and influences to estimate the potential for, and timing of, recovery of the investment’s impairment. An OTTI loss is deemed to have occurred when the potential for recovery does not satisfy the criteria set forth in the current accounting guidance.
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
The following table stratifies the gross unrealized losses in our fixed-income and common equity portfolios at December 31, 2015, by the duration in a loss position and magnitude of the loss as a percentage of the cost of the security:

	Fair Value	Total Gross Unrealized Losses	Decline of Investment Value
(millions)			>15%	>25%	>35%	>45%
Fixed income:
Unrealized loss for less than 12 months	$7,680.9	$79.7	$11.3	$3.8	$0	$0
Unrealized loss for 12 months or greater	1,879.4	72.8	32.7	9.2	0	0
Total	$9,560.3	$152.5	$44.0	$13.0	$0	$0
Common equity:
Unrealized loss for less than 12 months	$161.4	$14.2	$4.1	$0.7	$0.5	$0.5
Unrealized loss for 12 months or greater	3.4	0	0	0	0	0
Total	$164.8	$14.2	$4.1	$0.7	$0.5	$0.5
We completed a thorough review of the existing securities in these loss categories and determined that, applying the procedures and criteria discussed above, these securities were not other-than-temporarily impaired. We currently do not intend to sell these securities. We also determined that it is more likely than not that we will not be required to sell these securities, for the periods of time necessary to recover the cost bases of these securities, and that there is no additional credit-related impairment on our debt securities.
Since total unrealized losses are already a component of other comprehensive income and included in shareholders’ equity, any recognition of these losses as additional OTTI losses would have no effect on our comprehensive income, book value, or reported investment total return.

App.-A-87

C. Goodwill
Substantially all of our goodwill relates to the April 1, 2015, acquisition of a controlling interest in ARX. We test our goodwill balance for impairment at the reporting unit level annually as of October 1, or more frequently if indicators of impairment exist. Below our reportable segment level, we have identified reporting units that are expected to receive the future economic benefits created through this acquisition. These reporting units represent the lowest operational level of our business for which management regularly reviews discrete financial operating results.

To test for impairment, we may elect to perform a qualitative or quantitative analysis, based on our judgment of the relevant qualitative factors that exist at the time we perform the valuation. For 2015, we performed a qualitative analysis to test for impairment of the goodwill allocated to our Agency auto and ARX reporting units. The analysis was performed by assessing certain trends and factors, actual and forecasted operating information (including growth rates and profitability), industry and macroeconomic data, and other relevant qualitative factors. The results of the qualitative analysis did not indicate a need to perform an additional quantitative analysis. As of the evaluation date, we concluded that there were no indicators of impairment to goodwill. We believe the amount of goodwill recorded is recoverable for both of the reporting units; however, this does not provide assurance that goodwill will not be impaired in future periods. For additional information on goodwill, see Note 15 - Acquisition.

App.-A-88

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Statements in this report that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions, and projections generally; inflation and changes in general economic conditions (including changes in interest rates and financial markets); the possible failure of one or more governmental, corporate, or other entities to make scheduled debt payments or satisfy other obligations; the potential or actual downgrading by one or more rating agencies of our securities or governmental, corporate, or other securities we hold; the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolios and other companies with which we have ongoing business relationships, including reinsurers and other counterparties to certain financial transactions; the accuracy and adequacy of our pricing, loss reserving, and claims methodologies; the competitiveness of our pricing and the effectiveness of our initiatives to attract and retain more customers; initiatives by competitors and the effectiveness of our response; our ability to obtain regulatory approval for the introduction of products to new jurisdictions, for requested rate changes and the timing thereof and for any proposed acquisitions; the effectiveness of our brand strategy and advertising campaigns relative to those of competitors; legislative and regulatory developments at the state and federal levels, including, but not limited to, matters relating to vehicle and homeowners insurance, health care reform and tax law changes; the outcome of disputes relating to intellectual property rights; the outcome of litigation or governmental investigations that may be pending or filed against us; severe weather conditions and other catastrophe events; the effectiveness of our reinsurance programs; changes in driving and residential occupancy patterns; our ability to accurately recognize and appropriately respond in a timely manner to changes in loss frequency and severity trends; technological advances; acts of war and terrorist activities; our ability to maintain the uninterrupted operation of our facilities, systems (including information technology systems), and business functions, and safeguard personal and sensitive information in our possession; our continued access to and functionality of third-party systems that are critical to our business; restrictions on our subsidiaries' ability to pay dividends to The Progressive Corporation; possible impairment of our goodwill or intangible assets if future results do not adequately support either, or both, of these items; court decisions, new theories of insurer liability or interpretations of insurance policy provisions and other trends in litigation; changes in health care and auto and property repair costs; and other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

App.-A-89

Supplemental Information
The Progressive Corporation and Subsidiaries
Ten Year Summary – Selected Financial Information
(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2015	2014	2013	2012	2011
Net premiums written	$20,564.0	$18,654.6	$17,339.7	$16,372.7	$15,146.6
Growth	10%	8%	6%	8%	5%
Net premiums earned	$19,899.1	$18,398.5	$17,103.4	$16,018.0	$14,902.8
Growth	8%	8%	7%	7%	4%
Policies in force (thousands):
Personal Lines	13,764.7	13,261.9	13,056.4	12,735.3	12,283.8
Growth	4%	2%	3%	4%	5%
Commercial Lines	555.8	514.7	514.6	519.6	509.1
Growth	8%	0%	(1)%	2%	0%
Property[1]	1,076.5	—	—	—	—
Total revenues	$20,853.8	$19,391.4	$18,170.9	$17,083.9	$15,774.6
Underwriting margins:[2]
Personal Lines	6.5%	6.7%	6.6%	4.4%	6.8%
Commercial Lines	15.9%	17.2%	6.5%	5.2%	9.1%
Property[1]	10.1%	—	—	—	—
Total underwriting operations	7.5%	7.7%	6.5%	4.4%	7.0%
Net income (loss) attributable to Progressive	$1,267.6	$1,281.0	$1,165.4	$902.3	$1,015.5
Per share[3]	2.15	2.15	1.93	1.48	1.59
Average equivalent shares[3]	589.2	594.8	603.6	607.8	636.9
Comprehensive income (loss) attributable to Progressive	$1,044.9	$1,352.4	$1,246.1	$1,080.8	$924.3
Total assets	$29,819.3	$25,787.6	$24,408.2	$22,694.7	$21,844.8
Debt outstanding	2,707.9	2,164.7	1,860.9	2,063.1	2,442.1
Redeemable noncontrolling interest	464.9	—	—	—	—
Total shareholders’ equity	7,289.4	6,928.6	6,189.5	6,007.0	5,806.7
Statutory surplus	7,575.5	6,442.8	5,991.0	5,605.2	5,269.2
Common shares outstanding	583.6	587.8	595.8	604.6	613.0
Common share price:
High	$33.95	$27.52	$28.54	$23.41	$22.08
Low	25.23	22.53	21.36	19.01	16.88
Close (at December 31)	31.80	26.99	27.27	21.10	19.51
Market capitalization	$18,558.5	$15,864.7	$16,247.5	$12,757.1	$11,959.6
Book value per common share	12.49	11.79	10.39	9.94	9.47
Ratios:
Return on average shareholders’ equity:
Net income (loss) attributable to Progressive	17.2%	19.1%	17.7%	14.5%	16.5%
Comprehensive income (loss) attributable to Progressive	14.2%	20.1%	19.0%	17.4%	15.0%
Debt to total capital[4]	27.1%	23.8%	23.1%	25.6%	29.6%
Price to earnings	14.8	12.6	14.1	14.3	12.3
Price to book	2.5	2.3	2.6	2.1	2.1
Earnings to fixed charges	14.2	x	16.4	x	14.7	x	11.0	x	11.6	x
Net premiums written to statutory surplus	2.7	2.9	2.9	2.9	2.9
Statutory combined ratio	91.8	92.1	93.4	95.2	92.9
Dividends declared per share[5]	$0.8882	$0.6862	$1.4929	$1.2845	$0.4072
Number of people employed[1]	28,580	26,501	26,145	25,889	25,007
All share and per share amounts were adjusted for the May 18, 2006, 4-for-1 stock split.
1 We began reporting our Property business as a segment on April 1, 2015, when we acquired a controlling interest in ARX. The number of people employed includes 620 ARX employees.
2Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 10 – Segment Information, as a percentage of net premiums earned.
3Amounts reflect basic net income per share and basic average equivalent shares for 2008 since we reported a net loss; all other periods are presented on a diluted basis.

App.-A-90

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2010	2009	2008	2007	2006
Net premiums written	$14,476.8	$14,002.9	$13,604.3	$13,772.5	$14,132.0
Growth	3%	3%	(1)%	(3)%	1%
Net premiums earned	$14,314.8	$14,012.8	$13,631.4	$13,877.4	$14,117.9
Growth	2%	3%	(2)%	(2)%	3%
Policies in force (thousands):
Personal Lines	11,702.7	10,940.6	10,464.9	10,115.6	9,741.1
Growth	7%	5%	3%	4%	3%
Commercial Lines	510.4	512.8	539.4	539.2	503.2
Growth	0%	(5)%	0%	7%	7%
Property[1]	—	—	—	—	—
Total revenues	$15,215.5	$14,791.1	$13,049.0	$14,902.9	$15,008.5
Underwriting margins:[2]
Personal Lines	7.0%	7.6%	5.4%	7.0%	12.3%
Commercial Lines	12.5%	14.2%	5.3%	10.1%	19.8%
Property[1]	—	—	—	—	—
Total underwriting operations	7.6%	8.4%	5.4%	7.4%	13.3%
Net income (loss) attributable to Progressive	$1,068.3	$1,057.5	$(70.0)	$1,182.5	$1,647.5
Per share[3]	1.61	1.57	(0.10)	1.65	2.10
Average equivalent shares[3]	663.3	672.2	668.0	718.5	783.8
Comprehensive income (loss) attributable to Progressive	$1,398.8	$1,752.2	$(614.7)	$1,071.0	$1,853.1
Total assets	$21,150.3	$20,049.3	$18,250.5	$18,843.1	$19,482.1
Debt outstanding	1,958.2	2,177.2	2,175.5	2,173.9	1,185.5
Redeemable noncontrolling interest	—	—	—	—	—
Total shareholders’ equity	6,048.9	5,748.6	4,215.3	4,935.5	6,846.6
Statutory surplus	5,073.0	4,953.6	4,470.6	4,587.3	4,963.7
Common shares outstanding	662.4	672.6	676.5	680.2	748.0
Common share price:
High	$22.13	$18.10	$21.31	$25.16	$30.09
Low	16.18	9.76	10.29	17.26	22.18
Close (at December 31)	19.87	17.99	14.81	19.16	24.22
Market capitalization	$13,161.9	$12,100.1	$10,019.0	$13,032.6	$18,116.6
Book value per common share	9.13	8.55	6.23	7.26	9.15
Ratios:
Return on average shareholders’ equity:
Net income (loss) attributable to Progressive	17.1%	21.4%	(1.5)%	19.5%	25.3%
Comprehensive income (loss) attributable to Progressive	22.3%	35.5%	(13.3)%	17.7%	28.4%
Debt to total capital[4]	24.5%	27.5%	34.0%	30.6%	14.8%
Price to earnings	12.3	11.5	NA	11.6	11.5
Price to book	2.2	2.1	2.4	2.6	2.6
Earnings to fixed charges	11.9	x	11.3	x	NA	13.5	x	24.7	x
Net premiums written to statutory surplus	2.9	2.8	3.0	3.0	2.8
Statutory combined ratio	92.5	91.6	94.6	92.7	86.5
Dividends declared per share[5]	$1.3987	$0.1613	$0	$2.1450	$0.0325
Number of people employed[1]	24,638	24,661	25,929	26,851	27,778
4Ratio reflects debt as a percent of debt plus shareholders' equity; redeemable noncontrolling interest is not part of this calculation.
5Progressive transitioned to an annual variable dividend policy beginning in 2007. In accordance with this policy, no dividend was declared in 2008 since our comprehensive income was less than after-tax underwriting income. In addition to the annual variable dividend, Progressive’s Board declared special cash dividends of $1.00 per common share in 2013, 2012, and 2010, and $2.00 per common share in 2007. Progressive paid quarterly dividends prior to 2007.
NA = Not applicable due to the net loss reported for 2008.

App.-A-91

The Progressive Corporation and Subsidiaries
Quarterly Financial and Common Share Data
(unaudited)

(millions – except per share amounts)
					Stock Price[1]
Quarter	Total Revenues	Net Income	Net Income Attributable to Progressive[2]	Per Share[3]	High	Low	Close	Rate of Return[4]	Dividends Declared Per Share[5]
2015
1	$4,895.3	$295.6	$295.6	$0.50	$27.90	$25.23	$27.20		$0
2	5,283.3	368.5	363.3	0.62	28.50	26.44	27.83		0
3	5,273.8	286.5	278.3	0.47	31.70	27.23	30.64		0
4	5,401.4	349.9	330.4	0.56	33.95	30.09	31.80		0.8882
	$20,853.8	$1,300.5	$1,267.6	$2.15	$33.95	$25.23	$31.80	20.9%	$0.8882
2014
1	$4,707.6	$321.3	$321.3	$0.54	$27.30	$22.53	$24.22		$0
2	4,741.5	293.4	293.4	0.49	26.03	23.40	25.36		0
3	4,766.1	296.1	296.1	0.50	25.63	23.20	25.28		0
4	5,176.2	370.2	370.2	0.63	27.52	24.16	26.99		0.6862
	$19,391.4	$1,281.0	$1,281.0	$2.15	$27.52	$22.53	$26.99	5.3%	$0.6862
2013
1	$4,437.2	$308.6	$308.6	$0.51	$25.38	$21.36	$25.27		$0
2	4,593.6	324.6	324.6	0.54	26.39	23.99	25.42		0
3	4,521.3	232.4	232.4	0.39	27.55	24.86	27.23		0
4	4,618.8	299.8	299.8	0.50	28.54	25.81	27.27		1.4929
	$18,170.9	$1,165.4	$1,165.4	$1.93	$28.54	$21.36	$27.27	30.9%	$1.4929

1 Prices are as reported on the consolidated transaction reporting system. Progressive’s common shares are listed on the New York Stock Exchange under the symbol PGR.
2 Prior to the April 1, 2015 acquisition of a controlling interest in ARX, net income attributable to Progressive was equivalent to net income.
3 Based on net income attributable to Progressive. The sum may not equal the total because the average equivalent shares differ in the quarterly and annual periods.
4 Represents annual rate of return, assuming dividend reinvestment.
5 Progressive maintains an annual variable dividend policy under which a dividend is typically declared each December and paid early the following year. In addition to the annual variable dividend, in December 2013, Progressive's Board declared a special cash dividend of $1.00 per common share. The December 2013 special dividend was paid in February 2014.

App.-A-92

The Progressive Corporation and Subsidiaries
Performance Graph
(unaudited)
The following performance graph compares the performance of Progressive’s Common Shares (“PGR”) to the Standard & Poor’s Index (“S&P Index”) and the Value Line Property/Casualty Industry Group (“P/C Group”) for the last five years.
Cumulative Five-Year Total Return*
PGR, S&P Index, P/C Group (Performance Results through 12/31/15)

(Assumes $100 was invested at the close of trading on December 31, 2010)
	2011	2012	2013	2014	2015
PGR	$100.16	$115.70	$151.41	$159.51	$192.91
S&P Index	102.11	118.45	156.82	178.28	180.78
P/C Group	107.28	128.63	173.49	198.73	220.63
*Assumes reinvestment of dividends
Source: Value Line Publishing LLC

App.-A-93

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

App.-A-94

 Note: The above graphs are presented for our personal auto products on an accident period basis and are based on three years of actual experience for physical damage and nine years for bodily injury and total personal auto.

App.-A-95

The Progressive Corporation and Subsidiaries
Quantitative Market Risk Disclosures
(unaudited)
Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2015, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. We had no trading financial instruments at December 31, 2015 and 2014. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for our discussion of the qualitative information about market risk.
OTHER-THAN-TRADING FINANCIAL INSTRUMENTS
Financial instruments subject to interest rate risk were:

	Fair Value
	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change[1]	Change[1]	Actual	Change	Change
U.S. government obligations[2]	$2,416.6	$2,424.4	$2,429.2	$2,430.2	$2,431.2
State and local government obligations	2,855.9	2,812.0	2,721.4	2,633.0	2,549.7
Foreign government obligations	18.6	18.6	18.6	18.6	18.6
Asset-backed securities	6,430.3	6,350.2	6,237.1	6,123.5	6,013.7
Corporate securities	3,915.0	3,821.3	3,691.6	3,565.1	3,449.5
Nonredeemable preferred stocks	793.2	793.1	782.6	771.0	759.6
Redeemable preferred stocks	237.5	237.5	234.3	230.8	227.4
Short-term investments	2,172.0	2,172.0	2,172.0	2,172.0	2,172.0
Balance at December 31, 2015	$18,839.1	$18,629.1	$18,286.8	$17,944.2	$17,621.7
Balance at December 31, 2014	$16,898.9	$16,772.8	$16,525.7	$16,243.7	$15,970.1
1 The amounts reflect an interest rate of 1 basis point (bps) when the hypothetical decline in interest rates would have pushed yields to a negative level.
2 The U.S. government obligations have a negative return in the -100bps and -200bps scenarios due to the negative duration for that portfolio.  The duration for our cash holdings in U.S. government obligations was 2.0, and the duration for our interest swap positions, where we are paying fixed rate on a notional value of $750 million with a maturity of April 2023, was -7.1.  The duration for the U.S. government obligations, which includes the impact of the interest rate swap positions, was -0.2.
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
Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities at December 31, 2015	$2,387.7	$2,650.5	$2,913.3
Common equities at December 31, 2014	$2,240.6	$2,492.3	$2,744.0
The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common stock portfolio’s weighted average beta of .99 for 2015 and 1.01 for 2014. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movements. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of our securities without betas is 0.1%.

App.-A-96

The Progressive Corporation and Subsidiaries
Net Premiums Written by State
(unaudited)

($ in millions)	2015		2014		2013		2012		2011
Florida	$2,839.6	13.8%	$2,399.0	12.9%	$2,188.1	12.6%	$2,000.1	12.2%	$1,683.1	11.1%
Texas	1,941.5	9.4	1,664.6	8.9	1,560.7	9.0	1,536.6	9.4	1,403.8	9.3
California	1,173.6	5.7	1,080.6	5.8	996.0	5.7	954.4	5.8	935.8	6.2
New York	1,095.6	5.3	1,000.7	5.4	882.8	5.1	782.3	4.8	713.4	4.7
Ohio	820.8	4.0	807.7	4.3	757.4	4.4	725.8	4.4	689.0	4.5
New Jersey	820.2	4.0	754.6	4.0	697.4	4.0	600.1	3.7	496.3	3.3
Georgia	813.2	4.0	774.0	4.1	771.6	4.5	757.1	4.6	738.2	4.9
Michigan	812.5	4.0	659.6	3.5	539.5	3.1	488.5	3.0	471.7	3.1
Pennsylvania	787.3	3.8	718.6	3.9	663.8	3.8	644.2	3.9	623.1	4.1
Louisiana	614.9	3.0	552.5	3.0	540.1	3.1	515.9	3.2	496.1	3.3
All other	8,844.8	43.0	8,242.7	44.2	7,742.3	44.7	7,367.7	45.0	6,896.1	45.5
Total	$20,564.0	100.0%	$18,654.6	100.0%	$17,339.7	100.0%	$16,372.7	100.0%	$15,146.6	100.0%

App.-A-97

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

Homeowners - to receive a quote, report a claim, or speak to a customer service representative, please call 1-800-PROGRESSIVE or visit progressive.com and your inquiry will be routed to the appropriate contact center.

In addition, iPhone® and Android® users can download the Progressive App to start a quote, report a claim, or service a policy.
[1]Claims reporting via the website is currently only available for personal auto policies.
[2]Any policyholder, claimant, or other interested party who has any complaint or concern regarding any claim handling or other claims-related issue may report such complaint or concern using the contact information above. The complaint or concern will be promptly forwarded to the appropriate management personnel in our claims organization for review and response.

Annual Meeting  The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, Studio 96, 6671 Beta Drive, Mayfield Village, Ohio 44143 on May 13, 2016, at 10 a.m. eastern time. There were 2,255 shareholders of record on December 31, 2015.

Common Shares and Dividends  The Progressive Corporation’s common shares are traded on the New York Stock Exchange (symbol PGR). Progressive currently has an annual variable dividend policy. We expect the Board to declare the next annual variable dividend, subject to policy limitations, in December 2016, with a record date in early 2017 and payment shortly thereafter. A complete description of our annual variable dividend policy can be found at: progressive.com/dividend.

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

App.-A-98

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

Contact Non-Management Directors  Interested parties have the ability to contact the non-management directors as a group by sending a written communication clearly addressed to the non-management directors to either of the following:

* Stephen R. Hardis, Lead Independent Director, The Progressive Corporation, email: stephen_hardis@progressive.com

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

Whistleblower Protections  Progressive will not retaliate against any officer or employee of Progressive because of any lawful act done by the officer or employee to provide information or otherwise assist in investigations regarding conduct that the officer or employee reasonably believes to be a violation of federal securities laws or of any rule or regulation of the Securities and Exchange Commission. View the complete Whistleblower Protections at: progressive.com/governance.

Corporate Governance Progressive’s Corporate Governance Guidelines and Board Committee Charters are available at: progressive.com/governance.

Counsel Baker & Hostetler LLP, Cleveland, Ohio

Charitable Contributions  We contribute annually to: (i) The Insurance Institute for Highway Safety to further its work in reducing the human trauma and economic costs of auto accidents; and (ii) The Progressive Insurance Foundation, which provides matching funds to eligible 501(c)(3) charitable organizations to which Progressive employees, other than ARX employees, contribute.

Social Responsibility Progressive uses an interactive online format to communicate our social responsibility efforts. This report can be found at: progressive.com/socialresponsibility.

Online Annual Report and Proxy Statement Our 2015 Annual Report to Shareholders can be found at: progressive.com/annualreport.

We have also posted copies of our 2016 Proxy Statement and 2015 Annual Report to Shareholders, in a PDF format, at: progressiveproxy.com.

App.-A-99

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
(private equity investing)
Bradley T. Sheares, Ph.D.[3,6]
* In May 2016, Stephen R. Hardis will retire after 28 years of service, in accordance with the Board’s retirement policy. Progressive would like to thank Mr. Hardis for his dedicated service and the many contributions he made during his tenure on the Board. It is expected that a new Lead Independent Director will be appointed at that time.

Roger N. Farah[3,5,6]	Former Chief Executive Officer,
Co-Chief Executive Officer,	Reliant Pharmaceuticals, Inc.
Tory Burch LLC	(pharmaceuticals)
(retailing)
Barbara R. Snyder[1,6]
Lawton W. Fitt[2,4,5,6]	President,
Retired Partner,	Case Western Reserve University
Goldman Sachs Group	(higher education)
(financial services)

* Stephen R. Hardis[2,4,5,6]
Lead Independent Director,
The Progressive Corporation

Jeffrey D. Kelly[1,6]
Chief Operating Officer and
Chief Financial Officer,
RenaissanceRe Holdings Ltd.
(reinsurance services)

App.-A-100

Corporate Officers	Other Executive Officers
Glenn M. Renwick	John F. Auer
Chairman of the Board, President,	President and Chief Executive Officer
and Chief Executive Officer	ARX Holding Corp.

John P. Sauerland	John A. Barbagallo
Vice President	Commercial Lines President
and Chief Financial Officer
Steven A. Broz
Susan Patricia Griffith	Chief Information Officer
Vice President
and Personal Lines Chief Operating Officer	Patrick K. Callahan
Personal Lines President
Charles E. Jarrett
Vice President, Secretary,	M. Jeffrey Charney
and Chief Legal Officer	Chief Marketing Officer

Jeffrey W. Basch	William M. Cody
Vice President	Chief Investment Officer
and Chief Accounting Officer
Valerie Krasowski
Thomas A. King	Chief Human Resource Officer
Vice President
John Murphy
Patrick S. Brennan	Customer Relationship Management
Treasurer	President

Mariann Wojtkun Marshall	Michael D. Sieger
Assistant Secretary	Claims President

©2016 The Progressive Corporation

App.-A-101