Form 10-K, Exhibit 13
period 2017-12-31
PROGRESSIVE CORP/OH/
filed 2018-02-27
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION
2017 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31,

(millions—except per share amounts)	2017	2016	2015
Revenues
Net premiums earned	$25,729.9	$22,474.0	$19,899.1
Investment income	563.1	478.9	454.6
Net realized gains (losses) on securities:
Net impairment losses recognized in earnings	(64.5)	(86.8)	(23.8)
Net realized gains (losses) on securities	114.1	137.9	136.5
Total net realized gains (losses) on securities	49.6	51.1	112.7
Fees and other revenues	370.6	332.5	302.0
Service revenues	126.8	103.3	86.3
Other gains (losses)	(1.0)	1.6	(0.9)
Total revenues	26,839.0	23,441.4	20,853.8
Expenses
Losses and loss adjustment expenses	18,808.0	16,879.6	14,342.0
Policy acquisition costs	2,124.9	1,863.8	1,651.8
Other underwriting expenses	3,480.7	2,972.0	2,712.1
Investment expenses	23.9	22.4	22.8
Service expenses	109.5	92.0	77.5
Interest expense	153.1	140.9	136.0
Total expenses	24,700.1	21,970.7	18,942.2
Net Income
Income before income taxes	2,138.9	1,470.7	1,911.6
Provision for income taxes	540.8	413.5	611.1
Net income	1,598.1	1,057.2	1,300.5
Net (income) loss attributable to noncontrolling interest (NCI)	(5.9)	(26.2)	(32.9)
Net income attributable to Progressive	$1,592.2	$1,031.0	$1,267.6
Other Comprehensive Income (Loss)
Changes in:
Total net unrealized gains on securities	$355.4	$130.6	$(212.9)
Net unrealized losses on forecasted transactions	(5.4)	(1.2)	(9.7)
Foreign currency translation adjustment	1.1	0.4	(1.2)
Other comprehensive income (loss)	351.1	129.8	(223.8)
Other comprehensive (income) loss attributable to NCI	(2.3)	3.2	1.1
Comprehensive income attributable to Progressive	$1,941.0	$1,164.0	$1,044.9
Computation of Per Share Earnings Attributable to Progressive
Average shares outstanding — Basic	580.8	581.7	585.5
Net effect of dilutive stock-based compensation	4.9	3.3	3.7
Total average equivalent shares — Diluted	585.7	585.0	589.2
Basic: Earnings per share	$2.74	$1.77	$2.16
Diluted: Earnings per share	$2.72	$1.76	$2.15
See notes to consolidated financial statements.

App.-A-2

The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets
December 31,

(millions)	2017	2016
Assets
Investments – Available-for-sale, at fair value:
Fixed maturities (amortized cost: $20,209.9 and $16,287.1)	$20,201.7	$16,243.8
Equity securities:
Nonredeemable preferred stocks (cost: $698.6 and $734.2)	803.8	853.5
Common equities (cost: $1,499.0 and $1,437.5)	3,399.8	2,812.4
Short-term investments (amortized cost: $2,869.4 and $3,572.9)	2,869.4	3,572.9
Total investments	27,274.7	23,482.6
Cash and cash equivalents	265.0	211.5
Restricted cash	10.3	14.9
Total cash, cash equivalents, and restricted cash	275.3	226.4
Accrued investment income	119.7	103.9
Premiums receivable, net of allowance for doubtful accounts of $210.9 and $186.8	5,422.5	4,509.2
Reinsurance recoverables, including $103.3 and $83.8 on paid losses and loss adjustment expenses	2,273.4	1,884.8
Prepaid reinsurance premiums	203.3	170.5
Deferred acquisition costs	780.5	651.2
Property and equipment, net of accumulated depreciation of $940.6 and $845.8	1,119.6	1,177.1
Goodwill	452.7	449.4
Intangible assets, net of accumulated amortization of $175.7 and $109.5	366.6	432.8
Other assets	412.9	339.6
Total assets	$38,701.2	$33,427.5
Liabilities
Unearned premiums	$8,903.5	$7,468.3
Loss and loss adjustment expense reserves	13,086.9	11,368.0
Net deferred income taxes	135.0	111.3
Dividends payable	655.1	395.4
Accounts payable, accrued expenses, and other liabilities[1]	2,825.9	2,495.5
Debt[2]	3,306.3	3,148.2
Total liabilities	28,912.7	24,986.7
Redeemable noncontrolling interest (NCI)[3]	503.7	483.7
Shareholders’ Equity
Common shares, $1.00 par value (authorized 900.0; issued 797.5 including treasury shares of 215.8 and 217.6)	581.7	579.9
Paid-in capital	1,389.2	1,303.4
Retained earnings	6,031.7	5,140.4
Accumulated other comprehensive income:
Net unrealized gains (losses) on securities	1,295.0	939.6
Net unrealized losses on forecasted transactions	(14.8)	(9.4)
Foreign currency translation adjustment	0	(1.1)
Accumulated other comprehensive (income) loss attributable to NCI	2.0	4.3
Total accumulated other comprehensive income attributable to Progressive	1,282.2	933.4
Total shareholders’ equity	9,284.8	7,957.1
Total liabilities, redeemable NCI, and shareholders’ equity	$38,701.2	$33,427.5

1 See Note 12 – Litigation and Note 13 – Commitments and Contingencies for further discussion.
2 Consists of both short-term and long-term debt. See Note 4 – Debt for further discussion.
3 See Note 15 – Redeemable Noncontrolling Interest for further discussion.

See notes to consolidated financial statements.

App.-A-3

The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31,

(millions — except per share amounts)	2017	2016	2015
Common Shares, $1.00 Par Value
Balance, Beginning of year	$579.9	$583.6	$587.8
Treasury shares purchased	(1.5)	(6.1)	(7.3)
Net restricted equity awards issued/vested	3.3	2.4	3.1
Balance, End of year	$581.7	$579.9	$583.6
Paid-In Capital
Balance, Beginning of year	$1,303.4	$1,218.8	$1,184.3
Tax benefit from vesting of equity-based compensation	0	9.2	16.8
Treasury shares purchased	(3.4)	(13.4)	(15.2)
Net restricted equity awards issued/vested	(3.3)	(2.4)	(3.1)
Amortization of equity-based compensation	92.9	80.9	64.5
Reinvested dividends on restricted stock units	8.0	6.1	5.7
Adjustment to carrying amount of redeemable noncontrolling interest	(8.4)	4.2	(34.2)
Balance, End of year	$1,389.2	$1,303.4	$1,218.8
Retained Earnings
Balance, Beginning of year	$5,140.4	$4,686.6	$4,133.4
Net income attributable to Progressive	1,592.2	1,031.0	1,267.6
Treasury shares purchased	(57.6)	(173.0)	(186.0)
Cash dividends declared on common shares ($1.1247, $0.6808, and $0.8882 per share)	(654.2)	(394.7)	(520.5)
Reinvested dividends on restricted stock units	(8.0)	(6.1)	(5.7)
Other, net	18.9	(3.4)	(2.2)
Balance, End of year	$6,031.7	$5,140.4	$4,686.6
Accumulated Other Comprehensive Income Attributable to Progressive
Balance, Beginning of year	$933.4	$800.4	$1,023.1
Attributable to noncontrolling interest	(2.3)	3.2	1.1
Other comprehensive income (loss)	351.1	129.8	(223.8)
Balance, End of year	$1,282.2	$933.4	$800.4
Total Shareholders’ Equity	$9,284.8	$7,957.1	$7,289.4
There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.
There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.
See notes to consolidated financial statements.

App.-A-4

The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31,

(millions)	2017	2016	2015
Cash Flows From Operating Activities
Net income	$1,598.1	$1,057.2	$1,300.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	169.9	137.4	103.7
Amortization of intangible assets	66.2	62.1	46.8
Net amortization of fixed-income securities	86.2	77.2	98.4
Amortization of equity-based compensation	95.4	85.2	66.2
Net realized (gains) losses on securities	(49.6)	(51.1)	(112.7)
Net (gains) losses on disposition of property and equipment	7.2	6.6	2.0
Other (gains) losses	1.0	(1.6)	0.9
Net loss on exchange transaction	0	4.5	0
Changes in:
Premiums receivable	(913.2)	(518.5)	(421.1)
Reinsurance recoverables	(388.6)	(388.2)	(202.6)
Prepaid reinsurance premiums	(32.8)	48.8	32.5
Deferred acquisition costs	(129.3)	(103.8)	(42.3)
Income taxes	(172.6)	(55.7)	(107.2)
Unearned premiums	1,434.9	830.7	632.4
Loss and loss adjustment expense reserves	1,718.8	1,323.2	917.7
Accounts payable, accrued expenses, and other liabilities	400.0	308.9	37.9
Other, net	(134.8)	(90.2)	(60.2)
Net cash provided by operating activities	3,756.8	2,732.7	2,292.9
Cash Flows From Investing Activities
Purchases:
Fixed maturities	(14,587.8)	(11,610.6)	(9,311.1)
Equity securities	(255.6)	(434.2)	(647.1)
Sales:
Fixed maturities	5,382.5	5,694.9	4,913.5
Equity securities	252.9	484.6	402.4
Maturities, paydowns, calls, and other:
Fixed maturities	5,215.8	4,907.4	3,579.5
Equity securities	50.0	0	12.0
Net sales (purchases) of short-term investments	727.6	(1,357.2)	20.5
Net unsettled security transactions	(33.6)	50.9	(8.2)
Purchases of property and equipment	(155.7)	(215.0)	(130.7)
Sales of property and equipment	15.3	6.2	10.6
Acquisition of an insurance company, net of cash acquired	(18.1)	0	0
Net cash disposed in exchange transaction[1]	0	(7.7)	0
Acquisition of ARX Holding Corp., net of cash acquired	0	0	(752.7)
Acquisition of additional shares of ARX Holding Corp.	0	0	(12.6)
Net cash used in investing activities	(3,406.7)	(2,480.7)	(1,923.9)
Cash Flows From Financing Activities
Proceeds from exercise of equity options	0.5	0	0.2
Net proceeds from debt issuance	841.1	495.6	382.0
Payments of debt	(49.0)	(25.5)	(20.4)
Redemption/reacquisition of subordinated debt	(635.6)	(18.2)	(19.3)
Dividends paid to shareholders	(395.4)	(519.0)	(403.6)
Acquisition of treasury shares for restricted stock tax liabilities	(57.6)	(25.1)	(30.6)
Acquisition of treasury shares acquired in open market	(4.9)	(167.4)	(177.9)
Tax benefit from vesting of equity-based compensation	0	9.2	16.8
Net cash used in financing activities	(300.9)	(250.4)	(252.8)
Effect of exchange rate changes on cash	(0.3)	0.4	(0.2)
Increase in cash, cash equivalents, and restricted cash	48.9	2.0	116.0
Cash, cash equivalents, and restricted cash - Beginning of year	226.4	224.4	108.4
Cash, cash equivalents, and restricted cash - End of year	$275.3	$226.4	$224.4
1See Note 1 – Reporting and Accounting Policies for further information.
See notes to consolidated financial statements.

App.-A-5

The Progressive Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2017, 2016, and 2015

1.  REPORTING AND ACCOUNTING POLICIES
Nature of Operations  The Progressive insurance organization began business in 1937. The Progressive Corporation, an insurance holding company, was formed in 1965. The financial results of The Progressive Corporation include its subsidiaries and affiliates (references to “subsidiaries” in these notes include affiliates as well). Our insurance subsidiaries (collectively the Progressive Group of Insurance Companies) provide personal and commercial auto insurance, residential property insurance, and other specialty property-casualty insurance and related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles, which we refer to as our special lines products, through both an independent insurance agency channel and a direct channel. Our Commercial Lines segment writes primary liability and physical damage insurance for automobiles and trucks owned and/or operated predominantly by small businesses through both the independent agency and direct channels. Our Property segment writes residential property insurance for homeowners, other property owners, and renters, primarily through the independent insurance agency channel. We operate our businesses throughout the United States.

Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation and ARX Holding Corp. (ARX), and their respective wholly owned insurance and non-insurance subsidiaries and affiliates, in which Progressive or ARX has a controlling financial interest. The Progressive Corporation owned 69.0% of the outstanding capital stock of ARX at December 31, 2017 and 69.2% at December 31, 2016 and 2015. The decrease reflects ARX employee stock options that were exercised during 2017. All intercompany accounts and transactions are eliminated in consolidation.
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
Included in the fixed-maturity portfolio are asset-backed securities. The asset-backed securities are generally accounted for under the retrospective method. The retrospective method recalculates yield assumptions (based on changes in interest rates or cash flow expectations) historically to the inception of the investment holding period, and applies the required adjustment, if any, to the cost basis, with the offset recorded to investment income. The prospective method is used primarily for interest-only securities, non-investment-grade asset-backed securities, and certain asset-backed securities with sub-prime loan exposure or where there is a greater risk of non-performance and where it is possible the initial investment may not be substantially recovered. The prospective method requires a calculation of expected future repayments and resets the yield to allow for future period adjustments; no current period impact to investment income or the security’s cost is made based on the cash flow update. Prepayment assumptions are updated quarterly.
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
Short-term investments may include Eurodollar deposits, commercial paper, repurchase transactions, and other securities expected to mature within one year. From time to time, we may also invest in municipal bonds that have maturity dates that are longer than one year, but have either liquidity facilities or mandatory put features within one year.

App.-A-6

Trading securities are securities bought principally for the purpose of sale in the near term. We do not hold any trading securities. To the extent we have trading securities, changes in fair value would be recognized in income in the current period. Derivative instruments, which may be used for trading purposes or classified as trading derivatives due to the characteristics of the transaction, are discussed below.
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
We did not have any derivatives outstanding at December 31, 2017 and 2016. To the extent we have derivatives held for general investment purposes, these derivative instruments are recognized as either assets or liabilities and measured at fair value, with changes in fair value recognized in income as a component of net realized gains (losses) on securities during the period of change.
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

App.-A-7

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

Investment income consists of interest, dividends, and accretion net of amortization. In addition to the discussion above for asset-backed securities, interest is recognized on an accrual basis using the effective yield method. Depending on the nature of the equity instruments, dividends are recorded at either the ex-dividend date or on an accrual basis.
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
For our Property business, we do not establish an allowance for doubtful accounts since the risk of uncollectibility is relatively low. If premiums are unpaid by the policy due date, we provide advance notice of cancellation in accordance with each state’s requirements and, if the premiums remain unpaid after receipt of notice, cancel the policy and write off any remaining balance.
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

(millions)	Advertising Costs
2017	$1,005.4
2016	756.2
2015	748.3
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

Reinsurance  Our reinsurance transactions include premiums ceded to “Regulated” plans and “Non-Regulated” plans. The  Regulated plans in which we participate are governed by insurance regulations and include state-provided reinsurance facilities (Michigan Catastrophic Claims Association, Florida Hurricane Catastrophe Fund, North Carolina Reinsurance Facility), as well as state-mandated involuntary plans for commercial vehicles (Commercial Automobile Insurance Procedures/Plans – “CAIP”) and federally regulated plans for flood (National Flood Insurance Program – “NFIP”); we act as a servicing agent for CAIP and as a participant in the “Write Your Own” program for the NFIP. The Non-Regulated plans are voluntary contractual arrangements and primarily relate to our Property business and transportation network company business written by our Commercial Lines segment. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums written. See Note 7 – Reinsurance for further discussion.

App.-A-8

Income Taxes  The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal items giving rise to such differences are investment securities (e.g., net unrealized gains (losses), write-downs on securities determined to be other-than-temporarily impaired), loss and loss adjustment expense reserves, unearned premiums reserves, deferred acquisition costs, property and equipment, intangible assets, and non-deductible accruals. We review our deferred tax assets regularly for recoverability. The effects of any changes in the tax rate are recorded to our provision for income taxes, including any changes on items initially recognized in accumulated other comprehensive income. See Note 5 – Income Taxes for further discussion.
Property and Equipment  Property and equipment are recorded at cost, less accumulated depreciation, and include capitalized software developed or acquired for internal use. Depreciation is recognized over the estimated useful lives of the assets using accelerated methods for computer equipment and laptops and the straight-line method for all other fixed assets. We evaluate impairment whenever events or circumstances warrant such a review and write-off the impaired assets if appropriate. Land and buildings comprised 66% and 65% of total property and equipment at December 31, 2017 and 2016, respectively.
The useful lives for property and equipment at December 31, 2017, were:

Useful Lives
Computer equipment and laptops	3 years
Software licenses (internal use)	1-5 years
Capitalized software	3-10 years
Buildings, improvements, and integrated components	7-40 years
All other property and equipment	3-15 years
At December 31, 2017 and 2016, included in other assets in the consolidated balance sheets is $5.3 million and $8.7 million, respectively, of “held for sale” property, which represents the fair value of this property less the estimated costs to sell.
Total capitalized interest, which primarily relates to capitalized software projects, for the years ended December 31, was:

(millions)	Capitalized Interest
2017	$2.8
2016	2.9
2015	2.4
Goodwill and Intangible Assets Goodwill is the excess of the purchase price over the estimated fair value of the assets and liabilities acquired and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Substantially all of the goodwill recorded as of December 31, 2017 and 2016, relates to the April 1, 2015 acquisition of a controlling interest in ARX.
Intangible assets primarily arose through the acquisition of ARX and mainly represent the future premiums that will be recognized from the policies and agency relationships that existed at the acquisition date. The majority of the intangible assets have finite lives, which, at December 31, 2017, had a remaining life range from 2 to 11 years. See Note 16 – Goodwill and Intangible Assets for further discussion.
We evaluate our goodwill for impairment at least annually using a qualitative approach. If events or changes in circumstances indicate that the carrying value of goodwill or intangible assets may not be recoverable, we will evaluate such items for impairment using a quantitative approach.
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
Fees and Other Revenues  Fees and other revenues primarily represent fees collected from policyholders relating to installment charges in accordance with our bill plans, as well as late payment and insufficient funds fees. Other revenues may include revenue from ceding commissions in excess of acquisition costs, the sale of tax credits, referral fees, rental income, and other

App.-A-9

revenue transactions. Fees and other revenues are generally earned when collected, except for excess ceding commissions, which are earned over the policy period.
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

Equity-Based Compensation  We issue time-based and performance-based restricted stock unit awards to key members of management (including members of ARX and its subsidiaries in 2017) as our form of equity compensation, and time-based restricted stock awards to non-employee directors. Collectively, we refer to these awards as “restricted equity awards.” Compensation expense for time-based restricted equity awards with installment vesting is recognized over each respective vesting period. For performance-based restricted equity awards, compensation expense is recognized over the respective estimated vesting periods. Dividend equivalent units are credited to outstanding restricted stock unit awards, both time-based and performance-based, at the time a dividend is paid to shareholders.
We record an estimate for expected forfeitures of restricted equity awards based on our historical forfeiture rates. In addition, we shorten the vesting periods of certain time-based restricted equity awards based on the “qualified retirement” provisions in our equity compensation plans, under which (among other provisions) if the participant satisfies certain age and years-of-service requirements, the vesting and distribution of 50% of outstanding time-based restricted equity awards accelerates upon reaching eligibility for a qualified retirement and shortly after the grant date for each subsequent award.
ARX has nonqualified and incentive stock options outstanding that were issued prior to April 2015 as a form of equity compensation to certain of the officers and employees of ARX and its subsidiaries. These outstanding stock options are subject to the put/call features contained in the current stockholders’ agreement, pursuant to which The Progressive Corporation has the right, and can be required, to purchase a portion or all the shares underlying these awards in 2018 and 2021. The vested stock options, and the shares issuable upon exercise of the stock options, are also subject to repurchase by ARX if the holder’s employment terminates. See Note 15 – Redeemable Noncontrolling Interest for further discussion. These stock options, which are treated for accounting purposes as liability awards, are expensed over the respective vesting periods based on the Black-Scholes value determined at period end.
The total compensation expense recognized for equity-based compensation, both our equity and liability awards, for the years ended December 31, was:

(millions)	2017	2016	2015
Pretax expense	$95.4	$85.2	$66.2
Tax benefit[1]	33.4	29.8	23.2
1Reflected at the 35% corporate federal tax rate; the revaluation to the 21% rate is reflected in the total revaluation adjustment recorded at December 31, 2017 (see Note 5 – Income Taxes for further discussion).
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
Supplemental Cash Flow Information  Cash and cash equivalents include bank demand deposits and daily overnight reverse repurchase commitments of funds held in bank demand deposit accounts on ARX’s subsidiaries, which are primarily collateralized by U.S. Treasury notes. The amount of reverse repurchase commitments held by ARX’s subsidiaries at December 31, 2017, 2016, and 2015, were $247.2 million, $150.0 million, and $174.8 million, respectively. Restricted cash on our consolidated balance sheets at December 31, 2017 and 2016, represents cash that is restricted to pay flood claims under the National Flood Insurance Program’s “Write Your Own” program, for which American Strategic Insurance and other subsidiaries of ARX (ASI) are administrators. Non-cash activity includes declared but unpaid dividends.
The cash transferred in the exchange transaction, which occurred in June 2016, was revised to correct the reclassification of a

App.-A-10

non-cash transaction; there was no overall impact on the increase in cash, cash equivalents, and restricted cash that was reported in our consolidated statement of cash flows for the year ended December 31, 2016. See Note 16 – Goodwill and Intangible Assets for further discussion of the exchange transaction.
For the years ended December 31, we paid the following:

(millions)	2017	2016	2015
Income taxes	$715.6	$459.4	$701.8
Interest	146.3	139.2	132.0

New Accounting Standards
Issued
In January 2018, the Financial Accounting Standards Board (FASB) proposed an Accounting Standards Update (ASU), which would provide targeted improvements to the new lease accounting guidance issued by the FASB in February 2016 (the “2016 ASU”). The 2016 ASU, which eliminates the off-balance-sheet accounting for leases, will require lessees to report their operating leases as both an asset and liability on the statement of financial position and to disclose key information about leasing arrangements in the financial statement footnotes. Under the 2016 ASU, there will be no change to the recognition of lease expense in our results of operations. The ASU will be effective for fiscal years (including interim periods within those fiscal years) beginning after December 15, 2018 (2019 for calendar-year companies). Under the proposed guidance, companies would have the option to apply the new lease requirements either as of the effective date (i.e., January 1, 2019), with comparative information presented in accordance with the previous standard, or on a modified restrospective basis, which would restate all financial statement information as of the beginning of the earliest period presented and is the transition method under the 2016 ASU. Based on our lease portfolio at December 31, 2017, and in accordance with the accounting elections available in the ASU, we would have recorded an increase to assets and liabilities of approximately $140 million, and there would have been no impact on our results of operations or cash flows. Therefore, we do not expect this standard to have a material impact on our financial condition.
In March 2017, the FASB issued an ASU related to premium amortization on purchased callable debt securities. The intent of the standard is to shorten the amortization period for certain purchased callable debt securities held at a premium. Under the ASU, the premium is required to be amortized to the earliest call date. The ASU more closely aligns interest income recorded on bonds held at a premium with the economics of the underlying instrument. The ASU, which is required to be applied on a modified retrospective basis, is effective for fiscal years beginning after December 15, 2018 (2019 for calendar-year companies), and interim periods within those fiscal years. Since we have historically used a yield-to-worst scenario for our securities that were purchased at a premium, and the first call on a premium security most often produces the lowest and most conservative yield, we do not expect this standard to have a significant impact on our financial condition, cash flows, or results of operations.
In January 2017, the FASB issued an ASU, which eliminates the requirement to determine the implied value of goodwill in measuring an impairment loss. Upon adoption, the measurement of a goodwill impairment will represent the excess of the reporting unit’s carrying value over fair value, limited to the carrying value of goodwill. This ASU is effective for goodwill impairment tests in fiscal years beginning after December 15, 2019 (2020 for calendar-year companies), with early adoption permitted. We do not expect this standard to have a material impact on our financial position or results of operations.

In June 2016, the FASB issued an ASU intended to improve the timing, and enhance the accounting and disclosure, of credit losses on financial assets. Additionally, this update will modify the existing accounting guidance related to the impairment evaluation for available-for-sale debt securities and will result in the creation of an allowance for credit losses as a contra asset account. The ASU will require cumulative-effect changes to retained earnings in the period of adoption, if any occur, and will also require prospective changes on previously recorded impairments. This ASU is effective for fiscal years (including interim periods within those fiscal years) beginning after December 15, 2019 (2020 for calendar-year companies), with early adoption permissible (including interim periods within that fiscal year) beginning after December 15, 2018 (2019 for calendar-year companies). While the ASU creates additional accounting complexities related to the recognition of the impairment losses, and subsequent recoveries, through an allowance for credit losses account, we do not expect that the ASU will have a material impact on our current method of evaluating securities for credit losses or the timing or recognition of the amounts of the impairment losses.

In January 2016, the FASB released an ASU intended to improve the recognition and measurement of financial instruments. The new guidance will require the changes in fair value of equity securities to be recognized as a component of net income. The

App.-A-11

ASU is effective for fiscal years beginning after December 15, 2017 (2018 for calendar-year companies) and requires the prospective method of adoption with a cumulative-effect adjustment recorded to beginning retained earnings upon adoption. In January 2018, we recorded a cumulative-effect adjustment of $1.3 billion, which is net of taxes at the 35% tax rate. The cumulative-effect adjustment represents the amount of after-tax net unrealized gains on equity securities that was recorded as part of accumulated other comprehensive income at December 31, 2017. This ASU will have no impact on comprehensive income.
Adopted
For the year ended December 31, 2017, we adopted the ASU related to the statement of cash flows and the classification and presentation of changes in restricted cash. This update requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts described as restricted cash. This ASU, which is required to be applied on a retrospective basis, is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. We elected to early adopt this ASU. Since this standard only affected classification and presentation, there was no impact on our results of operations, financial condition, or cash flows.
On January 1, 2017, we adopted the ASU to simplify the accounting for employee share-based payment transactions. There were several provisions that could be adopted under this ASU. We did not elect to make any changes to our method of recording forfeitures and are continuing to withhold taxes at the minimum statutory tax rate. We did elect, on a retrospective basis, to disclose the payment of cash to a taxing authority for which we withheld shares for this purpose as a financing activity. Lastly, during the year ended December 31, 2017, we recognized $25.1 million of excess tax benefits as an income tax benefit in our consolidated statements of comprehensive income; this provision was adopted on a prospective basis.

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
The following tables present the composition of our investment portfolio by major security type, consistent with our internal classification of how we manage, monitor, and measure the portfolio. The net holding period gains (losses) represent the amounts realized on our hybrid securities only (see discussion below).

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2017
Fixed maturities:
U.S. government obligations	$6,688.8	$1.1	$(44.0)	$0	$6,645.9	24.4%
State and local government obligations	2,285.6	20.7	(9.3)	0.1	2,297.1	8.4
Foreign government obligations	0	0	0	0	0	0
Corporate debt securities	4,997.2	14.8	(14.4)	0.1	4,997.7	18.3
Residential mortgage-backed securities	828.8	11.3	(3.4)	0	836.7	3.1
Commercial mortgage-backed securities	2,760.1	11.8	(13.3)	0	2,758.6	10.1
Other asset-backed securities	2,454.5	4.5	(4.5)	0.2	2,454.7	9.0
Redeemable preferred stocks	194.9	17.8	(1.5)	(0.2)	211.0	0.8
Total fixed maturities	20,209.9	82.0	(90.4)	0.2	20,201.7	74.1
Equity securities:
Nonredeemable preferred stocks	698.6	114.0	(8.8)	0	803.8	2.9
Common equities	1,499.0	1,901.0	(0.2)	0	3,399.8	12.5
Short-term investments	2,869.4	0	0	0	2,869.4	10.5
Total portfolio[1,2]	$25,276.9	$2,097.0	$(99.4)	$0.2	$27,274.7	100.0%

App.-A-13

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Realized Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2016
Fixed maturities:
U.S. government obligations	$2,899.2	$0	$(29.1)	$0	$2,870.1	12.2%
State and local government obligations	2,509.5	13.8	(20.7)	0	2,502.6	10.7
Foreign government obligations	24.5	0	0	0	24.5	0.1
Corporate debt securities	4,557.8	17.3	(24.3)	0.1	4,550.9	19.4
Residential mortgage-backed securities	1,489.7	23.7	(15.6)	1.5	1,499.3	6.4
Commercial mortgage-backed securities	2,266.9	12.0	(25.5)	0	2,253.4	9.6
Other asset-backed securities	2,350.7	4.6	(4.4)	0.2	2,351.1	10.0
Redeemable preferred stocks	188.8	5.1	(2.0)	0	191.9	0.8
Total fixed maturities	16,287.1	76.5	(121.6)	1.8	16,243.8	69.2
Equity securities:
Nonredeemable preferred stocks	734.2	135.4	(16.1)	0	853.5	3.6
Common equities	1,437.5	1,377.0	(2.1)	0	2,812.4	12.0
Short-term investments	3,572.9	0	0	0	3,572.9	15.2
Total portfolio[1,2]	$22,031.7	$1,588.9	$(139.8)	$1.8	$23,482.6	100.0%

1 Our portfolio reflects the effect of unsettled security transactions and collateral on any open derivative positions; at December 31, 2017, $5.8 million was included in “other assets,” compared to $27.8 million in “other liabilities” at December 31, 2016.
2 The total fair value of the portfolio at December 31, 2017 and 2016 included $1.6 billion and $1.3 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.
The increase in fixed-maturity securities, primarily U.S. government obligations, and decrease in short-term investments since December 31, 2016, was due to a decision to slightly lengthen the average maturity of the portfolio late in the fourth quarter 2017 in response to the rising interest rate environment.
At December 31, 2017, bonds and certificates of deposit in the principal amount of $222.6 million were on deposit to meet state insurance regulatory and/or rating agency requirements. We did not hold any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2017 or 2016. At December 31, 2017, we did not hold any debt securities that were non-income producing during the preceding 12 months.
Short-Term Investments Our short-term investments may include commercial paper and other investments that are expected to mature or are redeemable within one year. We did not hold any treasury bills issued by the Australian government at December 31, 2017 or 2016.
We did not have any open repurchase or reverse repurchase transactions in our short-term investment portfolio at December 31, 2017 or 2016. To the extent we had any repurchase and reverse repurchase transactions with the same counterparty and subject to an enforceable master netting arrangement, we could elect to offset these transactions. Consistent with past practice, we have elected not to offset these transactions and, therefore, report these transactions on a gross basis on our balance sheets.
Hybrid Securities Included in our fixed maturities are hybrid securities, which are reported at fair value at December 31:

(millions)	2017	2016
State and local government obligations	$6.1	$0
Corporate debt securities	99.8	40.1
Residential mortgage-backed securities	0	170.5
Other asset-backed securities	6.7	8.9
Redeemable preferred stocks	30.3	0
Total hybrid securities	$142.9	$219.5

App.-A-14

Certain securities in our portfolio are accounted for as hybrid securities because they contain embedded derivatives that are not deemed to be clearly and closely related to the host investments. Since the embedded derivative does not have an observable intrinsic value (e.g., change-in-control put options, debt-to-equity conversion, or any other feature unrelated to the credit quality or risk of default of the issuer that could impact the amount or timing of our expected future cash flows), we have elected to record the change in fair value of the entire security through income as a realized gain or loss.
Fixed Maturities  The composition of fixed maturities by maturity at December 31, 2017, was:

(millions)	Cost	Fair Value
Less than one year	$3,964.1	$3,980.0
One to five years	12,706.5	12,671.3
Five to ten years	3,294.4	3,306.9
Ten years or greater	244.9	243.5
Total	$20,209.9	$20,201.7
Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities that do not have a single maturity date are reported based upon expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

Gross Unrealized Losses  As of December 31, 2017, we had $99.2 million of gross unrealized losses in our fixed-income securities (i.e., fixed-maturity securities and nonredeemable preferred stocks) and $0.2 million in our common equities. We currently do not intend to sell the fixed-income securities and determined that it is more likely that we will not be required to sell these securities for the period of time necessary to recover their cost bases. A review of our fixed-income securities indicated that the issuers were current with respect to their interest obligations and that there was no evidence of deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity. For common equities, 96% of our common stock portfolio was indexed to the Russell 1000; as such, this portfolio may contain securities in a loss position for an extended period of time, subject to possible write-downs, as described below. We may retain these securities as long as the portfolio and index correlation remain similar. To the extent there is issuer-specific deterioration, we may write-down the securities of that issuer. The remaining 4% of our common stocks were part of a managed equity strategy selected and administered by an external investment advisor. If our review of loss position securities were to indicate there was a fundamental, or market, impairment on these securities that was determined to be other-than-temporary, we would recognize a write-down in accordance with our stated policy.
The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Unrealized Losses	No. of Sec.	Fair Value	Unrealized Losses
December 31, 2017
Fixed maturities:
U.S. government obligations	58	$5,817.0	$(44.0)	41	$4,869.3	$(34.6)	17	$947.7	$(9.4)
State and local government obligations	358	1,200.3	(9.3)	230	737.6	(4.4)	128	462.7	(4.9)
Corporate debt securities	222	2,979.4	(14.4)	171	2,072.9	(9.1)	51	906.5	(5.3)
Residential mortgage-backed securities	201	300.9	(3.4)	30	75.1	(0.2)	171	225.8	(3.2)
Commercial mortgage-backed securities	105	1,682.3	(13.3)	63	1,221.2	(5.9)	42	461.1	(7.4)
Other asset-backed securities	197	1,837.3	(4.5)	134	1,377.8	(3.3)	63	459.5	(1.2)
Redeemable preferred stocks	2	21.8	(1.5)	1	10.8	(0.1)	1	11.0	(1.4)
Total fixed maturities	1,143	13,839.0	(90.4)	670	10,364.7	(57.6)	473	3,474.3	(32.8)
Equity securities:
Nonredeemable preferred stocks	4	127.8	(8.8)	1	56.5	(0.5)	3	71.3	(8.3)
Common equities	19	13.4	(0.2)	18	13.4	(0.2)	1	0	0
Total equity securities	23	141.2	(9.0)	19	69.9	(0.7)	4	71.3	(8.3)
Total portfolio	1,166	$13,980.2	$(99.4)	689	$10,434.6	$(58.3)	477	$3,545.6	$(41.1)

App.-A-15

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Unrealized Losses	No. of Sec.	Fair Value	Unrealized Losses
December 31, 2016
Fixed maturities:
U.S. government obligations	30	$2,774.0	$(29.1)	30	$2,774.0	$(29.1)	0	$0	$0
State and local government obligations	618	1,497.9	(20.7)	584	1,404.3	(19.6)	34	93.6	(1.1)
Corporate debt securities	184	2,615.1	(24.3)	175	2,559.9	(24.0)	9	55.2	(0.3)
Residential mortgage-backed securities	233	953.7	(15.6)	117	209.7	(1.7)	116	744.0	(13.9)
Commercial mortgage-backed securities	111	1,347.3	(25.5)	85	1,061.2	(22.9)	26	286.1	(2.6)
Other asset-backed securities	103	1,605.2	(4.4)	89	1,423.3	(3.9)	14	181.9	(0.5)
Redeemable preferred stocks	2	31.0	(2.0)	0	0	0	2	31.0	(2.0)
Total fixed maturities	1,281	10,824.2	(121.6)	1,080	9,432.4	(101.2)	201	1,391.8	(20.4)
Equity securities:
Nonredeemable preferred stocks	13	329.6	(16.1)	8	175.2	(3.8)	5	154.4	(12.3)
Common equities	75	22.1	(2.1)	69	19.7	(1.7)	6	2.4	(0.4)
Total equity securities	88	351.7	(18.2)	77	194.9	(5.5)	11	156.8	(12.7)
Total portfolio	1,369	$11,175.9	$(139.8)	1,157	$9,627.3	$(106.7)	212	$1,548.6	$(33.1)

During 2017, the number of securities in our fixed-maturity portfolio with unrealized losses decreased, primarily the result of a narrowing of credit spreads during the year. We had no material decreases in valuation as a result of credit rating downgrades during the year. All of the fixed-maturity securities in an unrealized loss position at December 31, 2017 in the table above are current with respect to required principal and interest payments.

Since December 31, 2016, our nonredeemable preferred stocks with unrealized losses decreased to four securities, averaging approximately 6% of their total cost. The decrease in the number of securities was the result of valuation increases in the portfolio. We reviewed these securities and concluded that the unrealized losses are market-related adjustments to the values, which were determined not to be other-than-temporary; we expect to recover our initial investments on these securities. The number of issuers with unrealized losses in our common stock portfolio decreased during 2017. A review of the securities in a loss position did not uncover fundamental issues with the issuers that would indicate other-than-temporary impairments existed. Additionally, consensus analyst expectations for recovery in the next 12 months would put the fair values at or above our current book values. Lastly, we determined, as of the balance sheet date, that it was not likely these securities would be sold prior to that recovery.

Other-Than-Temporary Impairment (OTTI)  The following table shows the total non-credit portion of the OTTI recorded in accumulated other comprehensive income, reflecting the original non-credit loss at the time the credit impairment was determined (i.e., unadjusted for valuation changes subsequent to the original write-down):

	December 31,
(millions)	2017	2016
Fixed maturities:
Residential mortgage-backed securities	$(19.7)	$(43.3)
Commercial mortgage-backed securities	(0.3)	(0.6)
Total fixed maturities	$(20.0)	$(43.9)

App.-A-16

The following tables provide rollforwards of the amounts related to credit losses recognized in earnings for the periods ended December 31, 2017, 2016, and 2015, for which a portion of the OTTI losses were also recognized in accumulated other comprehensive income at the time the credit impairments were determined and recognized:

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Total
Total at December 31, 2016	$11.1	$0.4	$11.5
Credit losses for which an OTTI was not previously recognized	0	0.4	0.4
Reductions for securities sold/matured	(10.9)	(0.3)	(11.2)
Change in recoveries of future cash flows expected to be collected[1]	(0.2)	0	(0.2)
Total at December 31, 2017	$0	$0.5	$0.5

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Total
Total at December 31, 2015	$12.4	$0.4	$12.8
Credit losses for which an OTTI was not previously recognized	0	0	0
Reductions for securities sold/matured	0	0	0
Change in recoveries of future cash flows expected to be collected[1]	(1.3)	0	(1.3)
Total at December 31, 2016	$11.1	$0.4	$11.5

(millions)	Residential Mortgage- Backed	Commercial Mortgage- Backed	Total
Total at December 31, 2014	$12.7	$0.4	$13.1
Credit losses for which an OTTI was not previously recognized	0	0	0
Reductions for securities sold/matured	(1.4)	0	(1.4)
Change in recoveries of future cash flows expected to be collected[1]	1.1	0	1.1
Total at December 31, 2015	$12.4	$0.4	$12.8

1 Reflects expected recovery of prior period impairments that will be accreted into income over the remaining life of the security.
Although we determined it is more likely that we will not be required to sell the securities prior to the recovery of their respective cost bases (which could be maturity), we are required to measure the amount of potential credit losses on the securities that were in an unrealized loss position. In that process, we considered a number of factors and inputs related to the individual securities. The methodology and significant inputs used to measure the amount of credit losses in our portfolio included: current performance indicators on the business model or underlying assets (e.g., delinquency rates, foreclosure rates, and default rates); credit support (via current levels of subordination); historical credit ratings; and updated cash flow expectations based upon these performance indicators. In order to determine the amount of credit loss, if any, the net present value of the cash flows expected (i.e., expected recovery value) was calculated using the current book yield for each security, and was compared to its current amortized value. In the event that the net present value was below the amortized value, a credit loss would be deemed to exist, and the security would be written down. During the period ended December 31, 2017, we recorded a credit impairment write-down of $0.4 million. We did not have any credit impairment write-downs for the periods ended December 31, 2016 or 2015.

App.-A-17

Realized Gains (Losses)  The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2017	2016	2015
Gross realized gains on security sales
Fixed maturities:
U.S. government obligations	$6.2	$24.6	$17.5
State and local government obligations	10.5	16.0	7.8
Corporate and other debt securities	20.3	43.3	31.2
Residential mortgage-backed securities	23.8	2.5	4.9
Commercial mortgage-backed securities	4.9	13.3	15.7
Other asset-backed securities	0.3	0	0
Redeemable preferred stocks	8.5	20.9	0.1
Total fixed maturities	74.5	120.6	77.2
Equity securities:
Nonredeemable preferred stocks	58.4	11.9	65.3
Common equities	43.0	61.3	50.4
Short-term investments	0	0.1	0
Subtotal gross realized gains on security sales	175.9	193.9	192.9
Gross realized losses on security sales
Fixed maturities:
U.S. government obligations	(28.7)	(2.4)	(0.9)
State and local government obligations	(0.1)	(1.6)	(0.3)
Corporate and other debt securities	(5.1)	(2.5)	(5.0)
Residential mortgage-backed securities	(0.4)	(0.2)	(0.8)
Commercial mortgage-backed securities	(5.3)	(5.6)	(1.3)
Other asset-backed securities	(0.4)	0	0
Redeemable preferred stocks	(6.4)	(6.6)	0
Total fixed maturities	(46.4)	(18.9)	(8.3)
Equity securities:
Nonredeemable preferred stocks	(5.9)	(5.3)	(3.2)
Common equities	(12.2)	(15.7)	(38.4)
Short-term investments	(0.2)	(0.1)	0
Subtotal gross realized losses on security sales	(64.7)	(40.0)	(49.9)
Net realized gains (losses) on security sales
Fixed maturities:
U.S. government obligations	(22.5)	22.2	16.6
State and local government obligations	10.4	14.4	7.5
Corporate and other debt securities	15.2	40.8	26.2
Residential mortgage-backed securities	23.4	2.3	4.1
Commercial mortgage-backed securities	(0.4)	7.7	14.4
Other asset-backed securities	(0.1)	0	0
Redeemable preferred stocks	2.1	14.3	0.1
Total fixed maturities	28.1	101.7	68.9
Equity securities:
Nonredeemable preferred stocks	52.5	6.6	62.1
Common equities	30.8	45.6	12.0
Short-term investments	(0.2)	0	0
Subtotal net realized gains (losses) on security sales	111.2	153.9	143.0
Other-than-temporary impairment losses
Fixed maturities:
Commercial mortgage-backed securities	(0.4)	0	0
Redeemable preferred stocks	0	(25.3)	0
Total fixed maturities	(0.4)	(25.3)	0
Equity securities:
Common equities	(11.2)	(0.3)	(8.7)
Subtotal investment other-than-temporary impairment losses	(11.6)	(25.6)	(8.7)
Other asset impairment	(49.6)	(59.7)	0
Subtotal other-than-temporary impairment losses	(61.2)	(85.3)	(8.7)
Other gains (losses)
Hybrid securities	(1.6)	2.1	(1.3)
Derivative instruments	0	(20.0)	(20.7)
Litigation settlements	1.2	0.4	0.4
Subtotal other gains (losses)	(0.4)	(17.5)	(21.6)
Total net realized gains (losses) on securities	$49.6	$51.1	$112.7

App.-A-18

Gross realized gains and losses were predominantly the result of sales transactions in our fixed-income portfolio related to movements in credit spreads and interest rates and sales from our equity portfolios. In addition, gains and losses reflect recoveries from litigation settlements related to investments and holding period valuation changes on hybrids and derivatives. Also included are write-downs for securities determined to be other-than-temporarily impaired. The other asset impairment relates to renewable energy investments, which are reflected in “other assets” on the balance sheet, under which the future pretax cash flows are expected to be less than the carrying value of the assets.
Net Investment Income  The components of net investment income for the years ended December 31, were:

(millions)	2017	2016	2015
Fixed maturities:
U.S. government obligations	$72.7	$18.2	$28.3
State and local government obligations	51.5	52.3	60.7
Foreign government obligations	0.3	0.4	0.4
Corporate debt securities	125.2	110.7	102.4
Residential mortgage-backed securities	34.7	47.3	54.3
Commercial mortgage-backed securities	79.6	81.6	74.6
Other asset-backed securities	47.1	28.0	22.0
Redeemable preferred stocks	11.8	14.9	15.0
Total fixed maturities	422.9	353.4	357.7
Equity securities:
Nonredeemable preferred stocks	44.1	48.6	43.7
Common equities	58.3	57.2	51.0
Short-term investments	37.8	19.7	2.2
Investment income	563.1	478.9	454.6
Investment expenses	(23.9)	(22.4)	(22.8)
Net investment income	$539.2	$456.5	$431.8

The amount of investment income we recognize varies from year to year based on the average assets during the year and the book yields of the securities in our portfolio. In addition to proceeds from debt offerings in each of the last three years, the increase in investment income in both 2017 and 2016, as compared to their prior respective years, reflects an increase in average assets of the portfolio due to the strong underwriting growth and profitability. During 2017, an additional increase was due to a slight increase in overall portfolio yield on new cash and portfolio turnover from our decision to lengthen our portfolio’s duration during the year. The increase in income in 2016 over 2015 also reflects a slight offset due to a lower portfolio yield as a result of the sharp decline in interest rates (which was prevalent during most of 2016), affecting investment yields on new cash and portfolio turnover, as well as our decision to shorten our portfolio duration early in 2016 and invest in a higher amount of short-term paper, which had lower overall yields.
Trading Securities  At December 31, 2017 and 2016, we did not hold any trading securities and we did not have any net realized gains (losses) on trading securities for the years ended December 31, 2017, 2016, and 2015.
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

App.-A-19

The following table shows the status of our derivative instruments at December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016, and 2015:

(millions)					Balance Sheet[2]			Comprehensive Income Statement
	Notional Value[1]					Assets (Liabilities) Fair Value		Pretax Net Realized Gains (Losses)
								Years ended
	December 31,					December 31,		December 31,
Derivatives designated as:	2017	2016	2015	Purpose	Classification	2017	2016	2017	2016	2015
Hedging instruments
Closed:
Ineffective cash flow hedge	$31	$370	$18	Manage interest rate risk	NA	$0	$0	$0	$(1.3)	$0.2
Non-hedging instruments
Assets:
Interest rate swaps	0	0	750	Manage portfolio duration	Investments - fixed maturities	0	0	0	0	(23.4)
Closed:
Interest rate swaps	0	750	0	Manage portfolio duration	NA	0	0	0	(19.0)	0
U.S. Treasury Note futures	0	135	691	Manage portfolio duration	NA	0	0	0	0.3	2.5
Total	NA	NA	NA			$0	$0	$0	$(20.0)	$(20.7)

1 The amounts represent the value held at year end for open positions and the maximum amount held during the year for closed positions.
2 To the extent we held both derivative assets and liabilities with the same counterparty that were subject to an enforceable master netting arrangement, we reported them on a gross basis on our balance sheets, consistent with our historical presentation.
NA = Not Applicable
CASH FLOW HEDGES
During March 2017, we entered into a forecasted debt issuance hedge, against a possible rise in interest rates, in conjunction with the $850 million of 4.125% Senior Notes due 2047 issued in April 2017. Upon issuance, we closed the hedge and recognized, as part of accumulated other comprehensive income, a pretax loss of $8.0 million in April 2017.

During the third quarter 2016, we entered into a $350 million forecasted transaction to hedge against a possible rise in interest rates in anticipation of a debt offering under which we issued $500 million of 2.45% Senior Notes due 2027. When the contract was closed, the $1.4 million loss on the derivative was immediately recognized as a realized loss.
The $31 million in 2017, the $18 million in 2015, and the remaining $20 million in 2016, out of the $370 million disclosed in the table above, of our ineffective cash flow hedge resulted from the repurchase of a portion of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067, and we reclassified the unrealized gain on forecasted transactions to net realized gains on securities. The portion repurchased in 2017 resulted in an immaterial gain.
During 2017, we reclassified $0.3 million from accumulated other comprehensive income to interest expense on our closed debt issuance cash flow hedges, compared to $1.9 million during 2016 and $1.8 million during 2015.
See Note 4 – Debt for further discussion.
INTEREST RATE SWAPS and U.S. TREASURY FUTURES

We use interest rate swaps and treasury futures contracts from time to time to manage the fixed-income portfolio duration. We did not hold any interest rate swap positions at December 31, 2017 or 2016. At December 31, 2015, we held interest rate swap positions for which we were paying a fixed rate and receiving a variable rate, effectively shortening the duration of our fixed-income portfolio. As of December 31, 2015, the balance of the cash collateral that we had received from the applicable

App.-A-20

counterparty on our then open positions was $4.9 million. We did not open any U.S. treasury futures during 2017. We opened and closed treasury futures during 2016 and 2015; no positions were outstanding at either year end.

3. FAIR VALUE
We have categorized our financial instruments, based on the degree of subjectivity inherent in the method by which they are valued, into a fair value hierarchy of three levels, as follows:

•
Level 1:  Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. government obligations, which are continually priced on a daily basis, active exchange-traded equity securities, and certain short-term securities).

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

App.-A-21

The composition of the investment portfolio by major security type and our outstanding debt was:

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2017
Fixed maturities:
U.S. government obligations	$6,645.9	$0	$0	$6,645.9	$6,688.8
State and local government obligations	0	2,297.1	0	2,297.1	2,285.6
Foreign government obligations	0	0	0	0	0
Corporate debt securities	0	4,997.7	0	4,997.7	4,997.2
Subtotal	6,645.9	7,294.8	0	13,940.7	13,971.6
Asset-backed securities:
Residential mortgage-backed	0	836.7	0	836.7	828.8
Commercial mortgage-backed	0	2,758.6	0	2,758.6	2,760.1
Other asset-backed	0	2,454.7	0	2,454.7	2,454.5
Subtotal asset-backed securities	0	6,050.0	0	6,050.0	6,043.4
Redeemable preferred stocks:
Financials	0	64.1	0	64.1	61.3
Utilities	0	11.4	0	11.4	10.1
Industrials	0	135.5	0	135.5	123.5
Subtotal redeemable preferred stocks	0	211.0	0	211.0	194.9
Total fixed maturities	6,645.9	13,555.8	0	20,201.7	20,209.9
Equity securities:
Nonredeemable preferred stocks:
Financials	80.6	718.2	0	798.8	693.6
Industrials	0	0	5.0	5.0	5.0
Subtotal nonredeemable preferred stocks	80.6	718.2	5.0	803.8	698.6
Common equities:
Common stocks	3,399.5	0	0	3,399.5	1,498.7
Other risk investments	0	0	0.3	0.3	0.3
Subtotal common equities	3,399.5	0	0.3	3,399.8	1,499.0
Total fixed maturities and equity securities	10,126.0	14,274.0	5.3	24,405.3	22,407.5
Short-term investments	1,824.4	1,045.0	0	2,869.4	2,869.4
Total portfolio	$11,950.4	$15,319.0	$5.3	$27,274.7	$25,276.9
Debt	$0	$3,606.5	$37.1	$3,643.6	$3,306.3

App.-A-22

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2016
Fixed maturities:
U.S. government obligations	$2,870.1	$0	$0	$2,870.1	$2,899.2
State and local government obligations	0	2,502.6	0	2,502.6	2,509.5
Foreign government obligations	24.5	0	0	24.5	24.5
Corporate debt securities	0	4,550.9	0	4,550.9	4,557.8
Subtotal	2,894.6	7,053.5	0	9,948.1	9,991.0
Asset-backed securities:
Residential mortgage-backed	0	1,499.3	0	1,499.3	1,489.7
Commercial mortgage-backed	0	2,253.1	0.3	2,253.4	2,266.9
Other asset-backed	0	2,351.1	0	2,351.1	2,350.7
Subtotal asset-backed securities	0	6,103.5	0.3	6,103.8	6,107.3
Redeemable preferred stocks:
Financials	0	59.5	0	59.5	59.8
Utilities	0	30.9	0	30.9	30.5
Industrials	0	101.5	0	101.5	98.5
Subtotal redeemable preferred stocks	0	191.9	0	191.9	188.8
Total fixed maturities	2,894.6	13,348.9	0.3	16,243.8	16,287.1
Equity securities:
Nonredeemable preferred stocks:
Financials	138.1	715.4	0	853.5	734.2
Industrials	0	0	0	0	0
Subtotal nonredeemable preferred stocks	138.1	715.4	0	853.5	734.2
Common equities:
Common stocks	2,812.0	0	0	2,812.0	1,437.1
Other risk investments	0	0	0.4	0.4	0.4
Subtotal common equities	2,812.0	0	0.4	2,812.4	1,437.5
Total fixed maturities and equity securities	5,844.7	14,064.3	0.7	19,909.7	18,458.8
Short-term investments	3,009.3	563.6	0	3,572.9	3,572.9
Total portfolio	$8,854.0	$14,627.9	$0.7	$23,482.6	$22,031.7
Debt	$0	$3,188.5	$127.3	$3,315.8	$3,148.2
Our portfolio valuations, excluding short-term investments, classified as either Level 1 or Level 2 in the above tables are priced exclusively by external sources, including: pricing vendors, dealers/market makers, and exchange-quoted prices. During 2017 and 2016, we did not have any transfers between Level 1 and Level 2.

Our short-term security holdings classified as Level 1 are highly liquid, actively marketed, and have a very short duration, primarily 90 days or less to redemption. These securities are held at their original cost, adjusted for any accretion of discount, since that value very closely approximates what an active market participant would be willing to pay for such securities. The remainder of our short-term securities are classified as Level 2 and are not priced externally since these securities continually trade at par value. These securities are classified as Level 2 since they are primarily longer-dated auction securities issued by municipalities that contain a redemption put feature back to the auction pool with a redemption period typically less than seven days. The auction pool is created by a liquidity provider and if the auction is not available at the end of the seven days, we have the right to put the security back to the issuer at par.

App.-A-23

At December 31, 2017, vendor-quoted prices represented 66% of our Level 1 classifications (excluding short-term investments), compared to 52% at December 31, 2016. The securities quoted by vendors in Level 1 primarily represent our holdings in U.S. Treasury Notes, which are frequently traded and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on active exchanges.
At December 31, 2017, vendor-quoted prices comprised 98% of our Level 2 classifications (excluding short-term investments), while dealer-quoted prices represented 2%, compared to 99% and 1% at December 31, 2016, respectively. In our process for selecting a source (e.g., dealer, pricing service) to provide pricing for securities in our portfolio, we reviewed documentation from the sources that detailed the pricing techniques and methodologies used by these sources and determined if their policies adequately considered market activity, either based on specific transactions for the particular security type or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. Once a source is chosen, we continue to monitor any changes or modifications to their processes by reviewing their documentation on internal controls for pricing and market reviews. We review quality control measures of our sources as they become available to determine if any significant changes have occurred from period to period that might indicate issues or concerns regarding their evaluation or market coverage.

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

App.-A-24

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
After all the valuations are received and our review is complete, if the inputs used by vendors are determined to not contain sufficient observable market information, we will reclassify the affected security valuations to Level 3. At December 31, 2017, we did not have any securities in our fixed-maturity portfolio listed as Level 3. At December 31, 2016, the security in our fixed-maturity portfolio listed as Level 3 was thinly held with little liquidity and based on these factors, it was difficult to independently verify the observable market inputs that were used to generate the external valuation we received. Despite the lack of sufficient observable market information for our Level 3 security, we believe the valuation received, in conjunction with our procedures for evaluating third-party prices, supports the fair value reported in the financial statement.
At December 31, 2017, we held one private nonredeemable preferred security with a value of $5.0 million that was priced internally. The security was purchased during the third quarter 2017 and the value at December 31, 2017 equals the cost at acquisition. A review of their latest available financial statements did not reveal any significant changes that would impact the security’s fair value. We did not hold any internally-priced securities at December 31, 2016.
We review the prices from our external sources for reasonableness using internally developed assumptions to derive prices for the securities, which are then compared to the prices we received. During 2017 or 2016, there were no material assets or liabilities measured at fair value on a nonrecurring basis. Based on our review, all the prices received from external sources remain unadjusted.
The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2017 and 2016:

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2016	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)	Fair Value at Dec. 31, 2017
Fixed maturities:
Asset-backed securities:
Commercial mortgage-backed	$0.3	$(0.3)	$0	$0	$0	$0	$0	$0
Total fixed maturities	0.3	(0.3)	0	0	0	0	0	0
Equity securities:
Nonredeemable preferred stocks:
Industrials	0	0	5.0	0	0	0	0	5.0
Common equities:
Other risk investments	0.4	(0.1)	0	0	0	0	0	0.3
Total Level 3 securities	$0.7	$(0.4)	$5.0	$0	$0	$0	$0	$5.3

App.-A-25

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2015	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)	Fair Value at Dec. 31, 2016
Fixed maturities:
Asset-backed securities:
Commercial mortgage-backed	$9.9	$(9.6)	$0	$0	$0	$0	$0	$0.3
Total fixed maturities	9.9	(9.6)	0	0	0	0	0	0.3
Equity securities:
Nonredeemable preferred stocks:
Industrials	0	0	0	0	0	0	0	0
Common equities:
Other risk investments	0.3	0	0	0	0	0.1	0	0.4
Total Level 3 securities	$10.2	$(9.6)	$0	$0	$0	$0.1	$0	$0.7

The following tables provide a summary of the quantitative information about Level 3 fair value measurements for our applicable securities at December 31:

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2017	Valuation Technique	Unobservable Input	Unobservable Input Assumption
Fixed maturities:
Asset-backed securities:
Commercial mortgage-backed	$0	NA	NA	NA
Total fixed maturities	0
Equity securities:
Nonredeemable preferred stocks:
Industrials[1]	5.0	Internal price	Unadjusted purchase price	3.9
Subtotal Level 3 securities	5.0
Third-party pricing exemption securities[2]	0.3
Total Level 3 securities	$5.3

1 The security was internally-priced since it is privately held and it was valued at December 31, 2017 using the purchase price.
2 The fair values for these securities were obtained from non-binding external sources where unobservable inputs are not reasonably available to us.

App.-A-26

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2016	Valuation Technique	Unobservable Input	Unobservable Input Assumption
Fixed maturities:
Asset-backed securities:
Commercial mortgage-backed	$0.3	External vendor	Prepayment rate[1]	0
Total fixed maturities	0.3
Equity securities:
Nonredeemable preferred stocks:
Industrials	0	NA	NA	NA
Subtotal Level 3 securities	0.3
Third-party pricing exemption securities[2]	0.4
Total Level 3 securities	$0.7

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
4.  DEBT
Debt at December 31, consisted of:

	2017		2016
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
3.75% Senior Notes due 2021 (issued: $500.0, August 2011)	$498.8	$520.7	$498.4	$528.8
2.45% Senior Notes due 2027 (issued: $500.0, August 2016)	496.1	477.9	495.8	464.6
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	296.1	382.3	295.9	380.1
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	395.3	516.9	395.2	499.0
4.35% Senior Notes due 2044 (issued: $350.0, April 2014)	346.5	388.7	346.4	362.3
3.70% Senior Notes due 2045 (issued: $400.0, January 2015)	395.2	402.9	395.1	372.5
4.125% Senior Notes due 2047 (issued: $850.0, April 2017)	841.2	917.1	0	0
6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (issued: $1,000.0, June 2007; outstanding: $0 and $594.6)	0	0	594.1	581.2
Other debt instruments	37.1	37.1	127.3	127.3
Total	$3,306.3	$3,643.6	$3,148.2	$3,315.8
The other debt instruments reported in the table above represent ARX indebtedness and consist of:

	December 31, 2017		December 31, 2016
Type of debt instrument	Number of Instruments	Carrying Value	Number of Instruments	Carrying Value	Stated Maturity Date(s)
Term loans	2	$37.1	2	$62.1	December 2018 and 2019
Junior subordinated notes	0	0	2	41.2	NA
Senior notes	0	0	4	24.0	NA
Total		$37.1		$127.3
NA - Not applicable as the notes were redeemed during 2017.

App.-A-27

Aggregate required principal payments on debt outstanding at December 31, 2017, are as follows:

(millions)
Year	Payments
2018	$25.0
2019	12.1
2020	0
2021	500.0
2022	0
Thereafter	2,800.0
Total	$3,337.1
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
Interest on all debt issued by The Progressive Corporation is payable semiannually at the stated rates. All principal on the Senior Notes is due at the maturity stated in the tables above. The Senior Notes are redeemable, in whole or in part, at any time; however, the redemption price will equal the greater of the principal amount of the Senior Notes or a “make whole” amount calculated by reference to the present values of remaining scheduled principal and interest payments under the Senior Notes.
The Progressive Corporation issued $850 million of 4.125% Senior Notes due 2047 (the “4.125% Senior Notes”) in April 2017, and $500 million of our 2.45% Senior Notes due 2027 (the “2.45% Senior Notes”) in August 2016, in underwritten public offerings. We received proceeds, after deducting underwriter’s discounts, commissions and other issuance costs, of approximately $841.1 million and $495.6 million, respectively, and paid approximately $1.5 million and $0.9 million of costs related to the issuance of the 4.125% Senior Notes and 2.45% Senior Notes, respectively.
During 2017, we redeemed our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “6.70% Debentures”), at par, in the aggregate principal amount of $563.7 million. During 2017 and 2016, prior to the redemption, we repurchased, in the open market, $30.9 million and $19.8 million, respectively, in aggregate principal amount of our 6.70% Debentures. Since the carrying value of the debt we repurchased differed from the amount paid to extinguish the debt, we recognized a gain of $0.2 million during 2017 and $1.6 million during 2016.
Prior to issuance of our debt securities, we entered into forecasted transactions to hedge against possible rises in interest rates. When the contracts were closed upon issuance of the applicable debt securities, we recognized unrealized gains (losses) as part of accumulated other comprehensive income for all of the Senior Notes, except for the 2.45% Senior Notes. Upon issuance of the 2.45% Senior Notes, we recognized a realized loss of $1.4 million (See Note 2 – Investments for further discussion). The following table shows the original gain (loss) recognized at debt issuance and the unamortized balance at December 31, 2017, on a pretax basis:

(millions)	Unrealized Gain (Loss) at Debt Issuance	Unamortized Balance at December 31, 2017
3.75% Senior Notes	$(5.1)	$(2.1)
6 5/8% Senior Notes	(4.2)	(2.7)
6.25% Senior Notes	5.1	3.6
4.35% Senior Notes	(1.6)	(1.5)
3.70% Senior Notes	(12.9)	(12.2)
4.125% Senior Notes	(8.0)	(7.9)
These unrealized gains (losses) are being amortized as adjustments to interest expense over the life of the related Senior Notes.

App.-A-28

ARX Debt (i.e., Other debt instruments)
The other debt instruments were issued by ARX, prior to The Progressive Corporation acquiring a controlling interest in 2015. ARX, not The Progressive Corporation or any of its other subsidiaries, is responsible for the other debt, which includes amounts that were borrowed and contributed to the capital of ARX’s insurance subsidiaries or used, or made available for use, for other business purposes.
In estimating the fair values of the other debt instruments, it was determined that the fair values of these notes are equal to the carrying value, based on the current rates offered for debt of similar maturities and interest rates.

During 2017, ARX redeemed its junior subordinated notes and senior notes, in their entirety, in the aggregate principal amount of $65.2 million, with proceeds from a 5-year, fixed-rate loan made by The Progressive Corporation to fund the redemptions; this intercompany transaction is eliminated in consolidation.
Monthly interest and principal payments are made on the term loans, with interest calculated based on the 30-day LIBOR plus 2.25%. Principal payments of $25.0 million are required to be paid during the next twelve months on these term loans. The term loans are secured by 100% of the outstanding common stock of three subsidiaries of ARX.
The term loans require ARX and its subsidiaries to maintain specified debt leverage and fixed charge coverage ratios, as well as maintain a minimum risk-based capital ratio and minimum financial strength and credit ratings, as provided by A.M. Best Company, Inc. As of December 31, 2017, ARX did not maintain the specified fixed charge coverage ratio or the minimum risk-based capital ratio on one of the subsidiaries that is pledged as collateral on the term loans. Subsequent to year-end, ARX received a waiver from the bank in regards to both of these items.
The Progressive Corporation Line of Credit
During 2017, The Progressive Corporation entered into a new line of credit with PNC Bank, National Association (PNC) in the maximum principal amount of $250 million. This line of credit replaced a previous line of credit with a maximum principal amount of $100 million that expired in April 2017. Subject to the terms and conditions of the line of credit documents, advances under the line of credit (if any) will bear interest at a variable rate equal to the higher of PNC’s Prime Rate or the sum of the Federal Funds Open Rate plus 50 basis points. Each advance must be repaid on the 30th day after the advance or, if earlier, on April 30, 2018, the expiration date of the Line of Credit. Prepayments are permitted without penalty. The Line of Credit is uncommitted and, as such, all advances are subject to PNC’s discretion. We had no borrowings under either line of credit in 2017 or 2016.

5.  INCOME TAXES

The components of our income tax provision were as follows:

(millions)	2017	2016	2015
Current tax provision
Federal	$680.9	$469.6	$655.3
State	12.8	12.7	14.7
Deferred tax expense (benefit)
Federal	(149.4)	(66.3)	(47.7)
State	(3.5)	(2.5)	(11.2)
Total income tax provision	$540.8	$413.5	$611.1

App.-A-29

The provision for income taxes in the accompanying consolidated statements of comprehensive income differed from the statutory rate as follows:

($ in millions)	2017		2016		2015
Income before income taxes	$2,138.9		$1,470.7		$1,911.6
Tax at statutory federal rate	$748.6	35%	$514.8	35%	$669.1	35%
Tax effect of:
Net deferred tax liability revaluation[1]	(99.5)	(5)	0	0	0	0
Tax credits	(52.4)	(2)	(62.2)	(4)	(1.9)	0
Stock-based compensation[2]	(25.1)	(1)	0	0	0	0
Dividends received deduction	(20.7)	(1)	(22.6)	(2)	(19.8)	(1)
Exempt interest income	(16.9)	(1)	(15.7)	(1)	(17.8)	(1)
Tax-deductible dividends	(9.7)	0	(6.1)	0	(7.9)	0
Nondeductible compensation expense[3]	10.1	0	0.5	0	0.3	0
State income taxes, net of federal taxes	6.0	0	6.6	0	2.3	0
Other items, net	0.4	0	(1.8)	0	0.6	0
Non-taxable gain[4]	0	0	0	0	(13.8)	(1)
Total income tax provision	$540.8	25%	$413.5	28%	$611.1	32%
1 Pursuant to the recently enacted legislation commonly known as the Tax Cuts and Jobs Act of 2017 (the “Tax Act”); see further discussion below.
2 Represents excess tax benefits associated with share-based payments awards. Prior to 2017, these excess tax benefits were recorded directly to additional paid-in capital under the then existing accounting guidance.
3 Increase in 2017 primarily reflects changes in compensation that qualifies for deduction under the Tax Act.
4 Represents the tax effect of holding period gains on the 5% interest in ARX we owned prior to acquisition of a controlling interest on April 1, 2015.

On December 22, 2017, legislation commonly known as the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law. One of the provisions of the Tax Act reduced the corporate federal income tax rate from 35% to 21% effective January 1, 2018. Pursuant to current accounting guidance, all deferred tax assets and liabilities were revalued to recognize the tax rate that is expected to apply when the tax effects are ultimately recognized in future periods. The impact of revaluing the deferred tax assets and liabilities from 35% to 21% was a net reduction to income tax expense of $99.5 million, as disclosed in the table above. This revaluation adjustment included a $275.7 million reduction related to the deferred tax liability associated with the net unrealized gains on our investment portfolio, which was originally recorded as a component of other comprehensive income and not through the tax provision. The remaining $176.2 million, which increased the tax provision, was associated with our other deferred tax assets and liabilities identified in the table below.

As of December 31, 2017, the company had not fully completed its accounting for the tax effects of the enactment of the Tax Act with regard to the following:

•
The company recorded a provisional tax amount of  $4.5 million related to deductibility of compensation expense for certain covered executives due to uncertainty surrounding the appropriate tax treatment of outstanding performance-based awards. This amount may change when the Internal Revenue Service (IRS) issues additional guidance.

•
The company did not record any amounts related to the changes in loss reserve discounting required by the Tax Act. These changes require the IRS to publish new discount factors based on loss payment patterns and interest rates determined under the Tax Act, and the IRS has not yet published this information. We are unable to make a reasonable estimate at this time; however, the ultimate adjustment is not expected to have any net impact on the current year balance sheet or income statement.

App.-A-30

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The following table shows the components of the net deferred tax liability at December 31, 2017 and 2016. As noted above, the federal deferred tax assets and liabilities at December 31, 2017, have been revalued to reflect the new 21% federal corporate income tax rate under the Tax Act.

(millions)	2017	2016
Federal deferred tax assets:
Unearned premiums reserve	$368.9	$515.6
Non-deductible accruals	166.0	259.9
Loss and loss adjustment expense reserves	48.4	76.5
Hedges on forecasted transactions	4.8	5.1
Investment basis differences	0	31.3
Other	7.3	8.9
Federal deferred tax liabilities:
Net unrealized gains on securities	(419.5)	(507.2)
Deferred acquisition costs	(163.9)	(227.9)
Property and equipment	(75.5)	(120.2)
Intangible assets	(66.6)	(145.3)
Prepaid expenses	(7.1)	(9.2)
Investment basis differences	(5.5)	0
Deferred gain on extinguishment of debt	(0.4)	(1.5)
Other	(6.1)	(7.7)
Net federal deferred tax liability	(149.2)	(121.7)
Net state deferred tax asset	14.2	10.4
Net deferred tax liability	$(135.0)	$(111.3)

Although realization of the deferred tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2017 or 2016.
At December 31, 2017 and 2016, we had $23.8 million and $41.2 million, respectively, of net taxes payable (included in other liabilities on the balance sheet).
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
All federal income tax years prior to 2014 are closed to examination for both Progressive and ARX. The IRS exams for 2014-2016 for Progressive have been completed and the returns were accepted as filed. We consider these years to be effectively settled. The 2017 tax year remains open to examination.
ARX and its wholly owned subsidiaries file their own consolidated income tax return since we owned less than 80% of their outstanding stock at December 31, 2017. This group was last examined by the IRS for the 2011 and 2012 tax years, which we consider to be effectively settled. The statute of limitations has expired for the 2013 tax year, while the 2014-2017 tax years remain open to examination.
The statute of limitations for state income tax purposes generally remains open for three to four years from the return filing date, depending upon the jurisdiction. There has been no significant state income tax audit activity.
We recognize interest and penalties, if any, as a component of income tax expense. For the years ended December 31, 2017, 2016, and 2015, $0.2 million, less than $0.1 million, and $0.1 million, respectively, of interest and penalties expense has been recorded in the tax provision. We have not recorded any unrecognized tax benefits, or any related interest and penalties, as of December 31, 2017 and 2016.

App.-A-31

6.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
We write personal and commercial auto insurance, residential property insurance, and other specialty property-casualty insurance and related services throughout the United States. As a property-casualty insurance company, we are exposed to hurricanes or other catastrophes. To help mitigate this risk, we maintain excess of loss and aggregate stop-loss reinsurance coverage on our Property business. Although the occurrence of a major catastrophe could have a significant effect on our monthly or quarterly results, we believe that, based on historical experience, such an event would not be so material as to disrupt the overall normal operations of Progressive. We are unable to predict the frequency or severity of any such events that may occur in the near term or thereafter.
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
Loss and Loss Adjustment Expense Reserves
Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. For our vehicle businesses, which represent about 98% of our total carried reserves, Progressive’s actuarial staff reviews over 400 subsets of business data, which are at a combined state, product, and line coverage level (the “products”), to calculate the needed loss and LAE reserves. We begin our review of a set of data by producing multiple estimates of needed reserves, using both paid and incurred data, to determine if a reserve change is required. In the event of a wide variation among results generated by the different projections, our actuarial group will further analyze the data using additional quantitative analysis. Each review develops a point estimate for a relatively small subset of the business, which allows us to establish meaningful reserve levels for that subset. We believe our comprehensive process of reviewing at a subsegment level provides us more meaningful estimates of our aggregate loss reserves.
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
Changes in historical data may reduce the predictiveness of our projected future loss costs. Internal considerations that are process-related, which generally result from changes in our claims organization’s activities, include claim closure rates, the number of claims that are closed without payment, and the level of the claims representatives’ estimates of the needed case reserve for each claim. These changes and their effect on the historical data are studied at the state level versus on a larger, less indicative, countrywide basis. External items considered include the litigation atmosphere, state-by-state changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro, countrywide level. The actuarial staff takes these changes into consideration when making their assumptions to determine needed reserve levels.
Similar to our vehicle businesses, our actuarial staff analyzes loss and LAE property data on an accident period basis. Many of the methodologies and key parameters reviewed are similar. Unlike our vehicle businesses, primarily due to the low levels of reserves, data is reviewed at a macro level and a range of reserves are generated to determine a reasonable range. In addition, for our Property business, since claims adjusters primarily establish the case reserves, the actuarial staff includes expected development on case reserves as a component of the overall IBNR reserves.

App.-A-32

Activity in the loss and loss adjustment expense reserves is summarized as follows:

(millions)	2017	2016	2015
Balance at January 1	$11,368.0	$10,039.0	$8,857.4
Less reinsurance recoverables on unpaid losses	1,801.0	1,442.7	1,185.9
Net balance at January 1	9,567.0	8,596.3	7,671.5
Net loss and loss adjustment reserves (disposed) acquired[1]	0	(2.5)	222.4
Total beginning reserves	9,567.0	8,593.8	7,893.9
Incurred related to:
Current year	18,782.1	16,967.1	14,657.1
Prior years	25.9	(87.5)	(315.1)
Total incurred	18,808.0	16,879.6	14,342.0
Paid related to:
Current year	12,201.5	11,149.0	9,577.3
Prior years	5,256.7	4,757.4	4,062.3
Total paid	17,458.2	15,906.4	13,639.6
Net balance at December 31	10,916.8	9,567.0	8,596.3
Plus reinsurance recoverables on unpaid losses	2,170.1	1,801.0	1,442.7
Balance at December 31	$13,086.9	$11,368.0	$10,039.0
1 During 2016, $2.5 million net reserves were disposed by ARX in an exchange transaction (see Note 16 – Goodwill and Intangible Assets for further discussion). During 2015, $222.4 million net reserves were acquired in the ARX acquisition.

We experienced unfavorable reserve development of $25.9 million in 2017, and favorable development of $87.5 million in 2016 and $315.1 million in 2015, which is reflected as “Incurred related to prior years” in the table above.

2017

•
Approximately $64 million of unfavorable prior year reserve development was attributable to accident years 2016 and 2015. This unfavorable development was offset by $38 million of favorable development attributable to accident year 2014 and prior accident years.

•
Our personal auto products incurred $70 million of unfavorable loss and LAE reserve development, primarily in the Agency business, in part reflecting an increase in costs related to property damage and higher LAE costs, primarily due to an increase in incentive compensation and defense counsel spend.

•
Our Property business experienced $37 million in favorable development primarily due to lower severity and frequency than anticipated for accident year 2016 and development of losses eligible to be ceded under our catastrophe bond reinsurance program.

•	Our commercial auto products had less than $1 million of unfavorable reserve development.

2016

•
Approximately $56 million of the favorable prior year reserve development was attributable to accident year 2015, and approximately $51 million of favorable development was attributable to accident years 2013 and prior. This favorable development was partially offset by $19 million of unfavorable development attributable to accident year 2014.

•
Our Personal Lines and Property businesses incurred $54 million and $52 million, respectively, of favorable loss and LAE reserve development, partially offset by the unfavorable loss and LAE development in Commercial Lines. In our Property business, both the severity and frequency of late reported claims was less than anticipated.

•	Our personal auto product developed favorably $40 million, almost evenly split between Direct and Agency.

•	Our personal auto business incurred favorable case development, primarily in bodily injury due to a lower than anticipated severity.

•
Our personal auto and Commercial Lines businesses incurred unfavorable IBNR loss reserve development, primarily due to a higher severity and frequency of late reported claims than anticipated for accident year 2015, due in part to storms in late December 2015, resulting in a greater number of claims being reported in January 2016 than anticipated.

App.-A-33

•
In addition, our Commercial Lines business experienced unfavorable case reserve development for accident year 2014, primarily due to a higher severity than anticipated on our largest limits, while case reserve development for accident years 2015 and 2013 and prior was favorable.

2015

•	Approximately $239 million of the favorable prior year reserve development was primarily attributable to accident year 2014.

•
Favorable reserve development occurred in all segments; our combined Agency auto business and Direct auto business experienced approximately $217 million of total development, with the remainder split between our Commercial Lines and Property businesses.

•
In our personal auto and Commercial Lines businesses, we incurred favorable case loss reserve development, primarily in bodily injury and uninsured motorist bodily injury coverages, due to lower than anticipated severity.

•	Our Property business development was favorable due to lower than anticipated severity and frequency across all products, primarily in accident years 2014 and 2013.

Incurred and Paid Claims Development by Accident Year
The tables below present our incurred and paid claims development by accident year for the last five years, which generally represents the maximum development period for claims in any of our segments. The tables below include inception-to-date information for companies acquired and wholly exclude companies disposed of, rather than including information from the date of acquisition, or until the date of disposition. We believe that the most meaningful presentation of claims development is through the retrospective approach by presenting all relevant historical information for all periods presented.
We have elected to present our incurred and paid claims development consistent with our GAAP reportable segments (see Note 10 – Segment Information for a discussion of our segment reporting), with a further disaggregation of our Personal Lines and Commercial Lines claims development between liability and physical damage, since the loss patterns are significantly different between them. The other business primarily includes reserves for our run-off products, which are not considered material, and, therefore, we are not including separate claims development tables.
The following tables show incurred and paid claims development, net of reinsurance, by accident year. Only 2017 is audited; all prior years are considered required supplementary information and, therefore, are unaudited. Expected development on our case reserves is excluded from the IBNR reserves on our vehicle businesses, as discussed above. For the Property business, the IBNR reserves include expected case development based on the methodology used in establishing the case reserves for that segment. The cumulative number of incurred claims are based on accident coverages (e.g., bodily injury, collision, comprehensive, personal injury protection, property damage) related to opened claims. Coverage counts related to claims closed without payment are excluded from the cumulative number of incurred claims.

App.-A-34

Personal Lines - Agency - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2017
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017
2013	$3,506.0	$3,520.9	$3,518.2	$3,528.0	$3,484.2	$0	696,624
2014		3,702.1	3,627.7	3,633.2	3,654.4	50.9	701,787
2015			3,774.9	3,773.8	3,798.8	59.2	704,990
2016				4,082.9	4,130.0	158.7	738,563
2017					4,474.8	679.6	765,553
				Total	$19,542.2
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017
2013	$1,684.0	$2,794.1	$3,173.1	$3,362.9	$3,437.6
2014		1,809.0	2,868.1	3,284.5	3,482.3
2015			1,793.1	2,976.0	3,416.5
2016				1,941.6	3,231.5
2017					2,074.0
				Total	$15,641.9
	All outstanding liabilities before 2013, net of reinsurance[1]				55.2
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$3,955.5
1 Required supplementary information (unaudited)

Personal Lines - Agency - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2017
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017
2013	$2,014.0	$2,001.4	$2,000.1	$1,999.4	$2,001.1	$0	1,347,920
2014		2,107.5	2,090.3	2,089.9	2,088.0	(3.3)	1,374,666
2015			2,136.8	2,137.2	2,134.4	(2.6)	1,336,268
2016				2,423.4	2,398.9	(12.1)	1,398,371
2017					2,635.5	(101.8)	1,496,298
				Total	$11,257.9
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017
2013	$1,952.7	$2,003.9	$2,002.0	$2,001.3	$2,000.8
2014		2,078.8	2,091.6	2,090.6	2,090.7
2015			2,106.2	2,138.1	2,134.4
2016				2,391.0	2,406.9
2017					2,599.8
				Total	$11,232.6
	All outstanding liabilities before 2013, net of reinsurance[1]				0.9
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$26.2
1 Required supplementary information (unaudited)

App.-A-35

Personal Lines - Direct - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2017
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017
2013	$2,619.4	$2,621.8	$2,615.8	$2,649.8	$2,612.9	$0	550,166
2014		2,946.8	2,887.4	2,898.1	2,913.6	38.2	592,185
2015			3,330.5	3,328.3	3,354.2	48.6	659,102
2016				3,819.0	3,843.9	143.0	733,195
2017					4,209.5	598.6	761,280
				Total	$16,934.1
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017
2013	$1,252.0	$2,085.1	$2,375.5	$2,521.3	$2,577.8
2014		1,413.0	2,278.0	2,624.2	2,780.0
2015			1,545.2	2,615.0	3,021.0
2016				1,780.6	2,991.1
2017					1,912.6
				Total	$13,282.5
	All outstanding liabilities before 2013, net of reinsurance[1]				33.5
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$3,685.1
1 Required supplementary information (unaudited)

Personal Lines - Direct - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2017
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017
2013	$1,653.7	$1,635.6	$1,634.6	$1,633.4	$1,635.0	$0	1,367,341
2014		1,889.3	1,862.2	1,861.7	1,859.2	(3.2)	1,471,016
2015			2,110.7	2,097.7	2,093.5	(3.0)	1,539,790
2016				2,521.0	2,475.4	(14.3)	1,675,405
2017					2,750.6	(145.3)	1,779,665
				Total	$10,813.7
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017
2013	$1,612.9	$1,638.2	$1,636.2	$1,635.3	$1,635.0
2014		1,874.6	1,864.1	1,862.7	1,861.8
2015			2,094.7	2,100.1	2,094.7
2016				2,505.0	2,485.8
2017					2,742.1
				Total	$10,819.4
	All outstanding liabilities before 2013, net of reinsurance[1]				0.1
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$(5.6)
1 Required supplementary information (unaudited)

App.-A-36

Commercial Lines - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2017
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017
2013	$864.2	$864.6	$865.4	$865.0	$840.8	$0	78,075
2014		822.5	795.4	820.3	823.0	15.9	74,724
2015			897.6	911.1	914.8	23.7	77,807
2016				1,185.8	1,204.8	63.1	92,196
2017					1,374.1	219.2	94,992
				Total	$5,157.5
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017
2013	$233.3	$509.4	$659.1	$752.5	$802.6
2014		234.0	438.7	610.0	715.3
2015			238.4	501.5	675.0
2016				298.6	639.9
2017					325.8
				Total	$3,158.6
	All outstanding liabilities before 2013, net of reinsurance[1]				28.5
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$2,027.4
1 Required supplementary information (unaudited)

Commercial Lines - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2017
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017
2013	$256.2	$254.2	$254.5	$253.7	$254.2	$0	62,673
2014		240.3	239.7	238.6	238.0	(0.5)	59,622
2015			274.4	274.1	273.5	(0.1)	62,593
2016				379.6	379.8	(0.9)	74,217
2017					415.4	(5.7)	77,767
				Total	$1,560.9
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017
2013	$239.4	$253.1	$253.9	$253.7	$253.8
2014		224.6	238.3	237.7	237.9
2015			248.5	271.9	272.0
2016				336.7	376.9
2017					369.0
				Total	$1,509.6
	All outstanding liabilities before 2013, net of reinsurance[1]				0.4
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$51.7
1 Required supplementary information (unaudited)

App.-A-37

Property Business
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2017
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017
2013	$307.3	$283.3	$254.3	$254.1	$253.9	$2.5	30,600
2014		415.5	389.1	379.7	376.3	3.6	40,984
2015			460.0	416.5	403.6	11.5	41,957
2016				568.6	541.2	24.8	53,323
2017					672.8	99.7	64,487
				Total	$2,247.8
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2013[1]	2014[1]	2015[1]	2016[1]	2017
2013	$185.1	$234.2	$244.9	$249.5	$250.5
2014		269.2	351.5	365.9	370.3
2015			280.3	372.8	383.5
2016				415.2	498.2
2017					506.7
				Total	$2,009.2
	All outstanding liabilities before 2013, net of reinsurance[1]				7.2
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$245.8
1 Required supplementary information (unaudited)

App.-A-38

The following table reconciles the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses:

(millions)	2017	2016
Net outstanding liabilities
Personal Lines
Agency, Liability	$3,955.5	$3,555.9
Agency, Physical Damage	26.2	30.1
Direct, Liability	3,685.1	3,219.1
Direct, Physical Damage	(5.6)	11.2
Commercial Lines
Liability	2,027.4	1,675.3
Physical Damage	51.7	46.6
Property	245.8	224.7
Other business	43.7	37.1
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	10,029.8	8,800.0
Reinsurance recoverable on unpaid claims
Personal Lines
Agency, Liability	769.8	724.5
Agency, Physical Damage	0	0
Direct, Liability	838.1	724.3
Direct, Physical Damage	0	0
Commercial Lines
Liability	105.1	59.5
Physical Damage	0.1	0
Property	243.8	132.7
Other business	200.9	154.9
Total reinsurance recoverable on unpaid claims	$2,157.8	$1,795.9
Unallocated claims adjustment expense related to:
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	887.0	767.0
Reinsurance recoverable on unpaid claims	12.3	5.1
Total gross liability for unpaid claims and claim adjustment expense	$13,086.9	$11,368.0

The following table shows the average historical claims duration as of December 31, 2017:

(Required Supplementary Information - Unaudited)
Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance	Years
	1	2	3	4	5
Personal Lines
Agency, Liability	47.6%	30.8%	11.3%	5.4%	2.1%
Agency, Physical Damage	98.9%	1.3%	(0.1)%	0%	0%
Direct, Liability	46.7%	31.3%	11.7%	5.5%	2.2%
Direct, Physical Damage	100.1%	0%	(0.2)%	(0.1)%	0%
Commercial Lines
Liability	25.8%	28.7%	19.2%	11.9%	6.0%
Physical Damage	90.9%	7.9%	0%	0%	0%
Property	73.7%	19.5%	3.5%	1.4%	0.4%

App.-A-39

7.  REINSURANCE
The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

	2017		2016		2015
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$27,860.7	$26,425.7	$23,941.9	$23,111.2	$21,086.5	$20,454.1
Ceded premiums:
Regulated plans	(505.9)	(479.6)	(439.4)	(425.1)	(358.0)	(362.6)
Non-Regulated plans	(222.7)	(216.2)	(149.0)	(212.1)	(164.5)	(192.4)
Total ceded premiums	(728.6)	(695.8)	(588.4)	(637.2)	(522.5)	(555.0)
Net premiums	$27,132.1	$25,729.9	$23,353.5	$22,474.0	$20,564.0	$19,899.1
The Regulated plans primarily include the following:

•	Federal reinsurance plan

•	National Flood Insurance Program (NFIP)

•	State-provided reinsurance facilities

•	Michigan Catastrophic Claims Association (MCCA)

•	North Carolina Reinsurance Facility (NCRF)

•	Florida Hurricane Catastrophe Fund (FHCF)

•	State-mandated involuntary plans

•	Commercial Automobile Insurance Procedures/Plans (CAIP)

The Non-Regulated plans primarily include amounts ceded on Property business under catastrophic and aggregate stop-loss reinsurance agreements, as well as amounts ceded on transportation network company (TNC) business under a quota-share reinsurance agreement.

The increase in ceded written premiums for 2017 was primarily driven by growth in the Regulated plans, a full year of ceded premiums on the reinsurance coverage on the TNC business, and the aggregate stop-loss agreement that was effective January 1, 2017. For 2016, the increase reflected the beginning of reinsurance coverage on the TNC pilot program and a full year of ceded premiums on catastrophe reinsurance held by ASI, partially offset by ASI’s termination of a quota-share contract, which reduced ceded earned premium in 2016.
Losses and loss adjustment expenses were net of losses ceded of $1,094.2 million in 2017, $764.4 million in 2016, and $457.3 million in 2015. The increase in losses and loss adjustment expenses ceded in 2017 and 2016, compared to the prior years, was primarily driven by the impact of catastrophic flooding events on the business serviced by ASI and other subsidiaries of ARX as part of its participation in the NFIP. For 2017, ASI also ceded additional losses and loss adjustment expenses due to the hurricanes and other severe storms that were reinsured by ASI.

App.-A-40

Our prepaid reinsurance premiums and reinsurance recoverables were comprised of the following at December 31:

	Prepaid Reinsurance Premiums				Reinsurance Recoverables
($ in millions)	2017		2016		2017		2016
Regulated plans:
MCCA	$44.3	22%	$36.5	21%	$1,611.5	71%	$1,452.7	77%
CAIP	50.0	25	40.2	24	218.0	10	170.6	9
NCRF	31.5	15	27.5	16	74.2	3	67.0	4
NFIP	53.8	26	49.1	29	148.8	7	78.5	4
Other	0.3	0	0.1	0	8.2	0	3.5	0
Total Regulated plans	179.9	88	153.4	90	2,060.7	91	1,772.3	94
Non-Regulated plans:
Property	9.1	5	3.2	2	138.6	6	62.9	3
Other	14.3	7	13.9	8	74.1	3	49.6	3
Total Non-Regulated plans	23.4	12	17.1	10	212.7	9	112.5	6
Total	$203.3	100%	$170.5	100%	$2,273.4	100%	$1,884.8	100%

The increase in reinsurance recoverables during 2017 reflects both new claims and development under the MCCA program, catastrophic flooding on business under the NFIP, and recoverables under the other catastrophe reinsurance programs covering hurricanes and other severe storms. In addition, part of the increase reflects business growth and reserve development in our TNC business, which is covered by a quota-share reinsurance agreement.

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to us. Our exposure to losses from the failure of Regulated plans is minimal, since these plans are funded by the federal government or by mechanisms supported by insurance companies in applicable states. We evaluate the financial condition of our other reinsurers and monitor concentrations of credit risk to minimize our exposure to significant losses from reinsurer insolvencies.

8.  STATUTORY FINANCIAL INFORMATION
Consolidated statutory surplus was $9,664.4 million and $8,560.0 million at December 31, 2017 and 2016, respectively. Statutory net income was $1,416.2 million, $1,022.3 million, and $1,333.1 million for the years ended December 31, 2017, 2016, and 2015, respectively.
At December 31, 2017, $830.1 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.
During 2017, the insurance subsidiaries paid aggregate cash dividends of $872.8 million to their parent company. Based on the dividend laws in effect at December 31, 2017, the insurance subsidiaries could pay aggregate dividends of $1,390.5 million in 2018 without prior approval from regulatory authorities, provided the dividend payments are not made within 12 months of previous dividends paid by the applicable subsidiary.

9.  EMPLOYEE BENEFIT PLANS
Beginning July 1, 2017, employees of ARX and its subsidiaries were included in the benefit plans described below. References in this Note 9 to Progressive refer to The Progressive Corporation and its subsidiaries, including ARX and its subsidiaries. Prior to July 1, 2017, ARX maintained employee benefit plans that were separate from the plans that covered employees of The Progressive Corporation’s other subsidiaries.

Retirement Plans  Progressive has a defined contribution pension plan (401(k) Plan) that covers employees who have been employed with the company for at least 30 days. Under Progressive’s 401(k) Plan, we match up to a maximum of 6% of an

App.-A-41

employee’s eligible compensation contributed to the plan. Employee and company matching contributions are invested, at the direction of the employee, in a number of investment options available under the plan, including various mutual funds, a self-directed brokerage option, and a Progressive common stock fund. Progressive’s common stock fund is an employee stock ownership program (ESOP) within the 401(k) Plan. At December 31, 2017, the ESOP held 24.6 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash, at the election of the participant, and the related tax benefit is recorded as part of our tax provision.
Previously, ARX employees were covered by separate qualified defined contribution plans. Matching contributions to these plans for the year ended December 31, 2017, 2016, and 2015 (including the contributions made subsequent to The Progressive Corporation acquiring a controlling interest in ARX) were $97.3 million, $86.8 million, and $79.1 million for the years ended December 31, 2017, 2016, and 2015, respectively.
Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements, and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $19.5 million and $21.7 million at December 31, 2017 and 2016, respectively.
Incentive Compensation Plans – Employees  Progressive’s incentive compensation programs include both non-equity incentive plans (cash) and equity incentive plans. Progressive’s cash incentive compensation includes an annual cash incentive program for a limited number of senior executives and Progressive’s Gainsharing program for other employees, and for 2017, a separate gainsharing program for ARX employees; the structures of these programs are similar in nature. Progressive’s equity incentive compensation plans provide for the granting of restricted stock awards and restricted stock unit awards (collectively, “restricted equity awards”) to key members of management. Since 2010, Progressive has only issued restricted stock units as the form of equity compensation.
In addition, ARX provides periodic cash bonuses to its employees and, prior to 2017, annual cash bonuses to its employees. ARX also has an equity compensation plan under which it has granted stock option awards, exercisable for shares of ARX common stock, to certain of its key employees. These stock option awards include both nonqualified and incentive stock options; all such stock options are subject to the put and call provisions of the ARX stockholders’ agreement (See Note 15 – Redeemable Noncontrolling Interest for further discussion). As a result of these provisions, and the determination that the ultimate settlement of these awards would be in cash, the ARX stock options are treated as liability awards for accounting purposes.
The amounts charged to income for Progressive and ARX incentive compensation plans for the years ended December 31, were:

	2017		2016		2015
(millions)	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Non-equity incentive plans – cash	$461.3	$299.8	$386.8	$251.4	$337.7	$219.5
Equity incentive plans:
Equity awards	92.9	60.4	80.9	52.6	64.5	41.9
Liability awards	2.5	1.6	4.3	2.8	1.7	1.1

The increase in expense for the equity awards during 2017 primarily reflects an increase in management’s expectation of the percentage of certain performance-based awards that will ultimately vest (discussed below). The after-tax amounts are determined using the 35% corporate federal tax rate; the revaluation to the 21% rate is reflected in the total revaluation adjustment recorded at December 31, 2017 (see Note 5 – Income Taxes for further discussion).
Progressive’s 2003 Incentive Plan has expired, and no new awards may be made under this plan; all awards granted prior to the plan’s expiration have vested, been forfeited, or expired, prior to December 31, 2015. Progressive’s 2010 Equity Incentive Plan and 2015 Equity Incentive Plan, which provide for the granting of equity-based compensation to officers and other key employees, originally authorized awards for up to 18.0 million shares and up to 13.0 million shares, respectively.
The restricted equity awards are issued as either time-based or performance-based awards. All restricted stock units are settled at or after vesting in Progressive common shares from existing treasury shares on a one-to-one basis. The time-based awards vest in equal installments upon the lapse of specified periods of time, typically three, four, and five years.

App.-A-42

The performance-based awards were granted to approximately 45 Progressive executives and senior managers (including certain ARX managers) in 2017 in addition to their time-based awards, if applicable, to provide additional incentive to achieve pre-established profitability and growth targets, relative investment performance, or specific growth measures.
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

Performance Measurement	Year(s) of Grant	Vesting range (as a percentage of target)
Growth of our personal and commercial auto businesses, compared to market	2013-2017	0-250%
	2012	0-200%
Investment results relative to peer group	2012-2017	0-200%
Growth in percentage of auto policies bundled with other specified types of policies	2015	0% or 100-200%
Unit growth in a particular customer segment	2016-2017	0% or 85-150%
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
A summary of all employee restricted equity award activity during the years ended December 31, follows:

	2017		2016		2015
Restricted Equity Awards	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value
Beginning of year	6,951,373	$26.18	7,725,227	$23.37	9,051,564	$21.27
Add (deduct):
Granted[2]	2,383,475	32.01	1,870,660	31.54	2,489,976	25.20
Vested	(3,220,671)	22.53	(2,422,700)	21.50	(3,682,644)	19.53
Forfeited	(255,329)	28.03	(221,814)	24.64	(133,669)	21.63
End of year[3,4]	5,858,848	$30.47	6,951,373	$26.18	7,725,227	$23.37
1 Includes restricted stock units; 2015 also includes restricted stock. Upon vesting, all units will be converted on a one-for-one basis into Progressive common shares funded from existing treasury shares. All performance-based awards are included at their target amounts.
2 We reinvest dividend equivalents on restricted stock units. For 2017, 2016, and 2015, the number of units “granted” shown in the table above includes 157,396, 165,045, and 196,947 of dividend equivalent units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair value of the original grant.
3 At December 31, 2017, the number of shares included 1,513,779 performance-based units at their target amounts. We expect 3,244,111 units to vest based upon our current estimates of the likelihood of achieving the pre-determined performance goals applicable to each award.
4 At December 31, 2017, the total unrecognized compensation cost related to unvested equity awards was $87.1 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into the income statement over the weighted average vesting period of 2.2 years.
The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2017, 2016, and 2015, was $130.5 million, $77.0 million, and $105.4 million, respectively, based on the actual stock price on the applicable vesting date.
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

App.-A-43

A summary of all ARX employee stock option activity since acquisition, follows:

	2017		2016		2015
Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	24,995	$526.46	24,995	$526.46	NA	NA
At acquisition date 4/1/2015	NA	NA	NA	NA	26,000	$513.72
Add (deduct):
Exercised[1]	(2,445)	174.65	0	0	(1,005)	197.01
End of year	22,550	$564.60	24,995	$526.46	24,995	$526.46
Exercisable, end of year	17,950	$517.75	16,995	$438.77	12,995	$386.69
NA = Not Applicable
1 At the time of exercise in 2017 and 2015, the value earned by the option holders was $2.9 million and $1.1 million, respectively.

	2017		2016		2015
Non-Vested Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	8,000	$712.74	12,000	$677.81	NA	NA
At acquisition date 4/1/2015	NA	NA	NA	NA	14,800	$675.55
Add (deduct):
Vested	(3,400)	665.79	(4,000)	607.95	(2,800)	665.85
End of year[1]	4,600	$747.45	8,000	$712.74	12,000	$677.81
NA = Not Applicable
1 At December 31, 2017, 2016, and 2015, the remaining unrecognized compensation cost related to unvested options was $0.7 million, $1.6 million, and $2.9 million, respectively, and the remaining weighted average vesting period on the unvested awards was 1.01 years, 1.36 years, and 1.72 years, respectively.
Incentive Compensation Plans – Directors  Progressive’s 2003 Directors Equity Incentive Plan, has expired and no new awards may be made under this plan; in 2017, shareholders approved the Progressive 2017 Directors Equity Incentive Plan and it provides for the granting of equity-based awards, including restricted stock awards, to non-employee directors, and originally authorized awards for up to 0.5 million shares.
Beginning in 2016, The Progressive Corporation permits each non-employee director to indicate a preference to receive either 100% of their compensation in the form of a restricted stock award or 60% in the form of a restricted stock award and 40% in the form of cash. If the director does not state a preference, it is presumed that he or she preferred to receive 100% of their compensation in the form of restricted stock. After considering such preferences, the Board’s Compensation Committee determines the awards (restricted stock, or restricted stock and cash) for each non-employee director. Prior to 2016, The Progressive Corporation granted restricted stock awards as the sole form of compensation to non-employee directors.
The restricted stock awards are issued as time-based awards. The vesting period (i.e., requisite service period) is typically 11 months from the date of each grant. To the extent a director is newly appointed during the year, or a director’s committee assignments change, the vesting period may be shorter. Both the restricted stock awards and cash, if elected, are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.
A summary of all directors’ restricted stock activity during the years ended December 31, follows:

	2017		2016		2015
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	55,839	$33.24	89,427	$27.23	81,579	$25.45
Add (deduct):
Granted	53,284	40.54	55,839	33.24	89,427	27.23
Vested	(55,839)	33.24	(89,427)	27.23	(81,579)	25.45
End of year	53,284	$40.54	55,839	$33.24	89,427	$27.23

App.-A-44

The aggregate fair value of the restricted stock vested, during the years ended December 31, 2017, 2016, and 2015, was $2.2 million, $3.0 million, and $2.2 million, respectively, based on the actual stock price at time of vesting.

Deferred Compensation  The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan) permits eligible Progressive executives to defer receipt of some or all of their annual incentive payments and all of their annual equity awards. Deferred cash compensation is deemed invested in one or more investment funds, including Progressive common shares, offered under the Deferral Plan and elected by the participant. All Deferral Plan distributions attributable to deferred cash compensation will be paid in cash.
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
An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan. The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2017	2016
Progressive common shares[1]	$128.2	$122.2
Other investment funds[2]	167.0	136.9
Total	$295.2	$259.1
1 Included 4.4 million and 4.7 million common shares as of December 31, 2017 and 2016, respectively, to be distributed in common shares.
2 Amount is included in other assets on the balance sheet.

10.  SEGMENT INFORMATION
We write personal and commercial auto insurance, residential property insurance, and other specialty property-casualty insurance and related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles (our special lines products). The Personal Lines segment is comprised of both the Agency and Direct businesses. The Agency business includes business written by our network of more than 35,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (other insurance companies, financial institutions, and national agencies). The Direct business includes business written directly by us online, by phone, or on mobile devices. We operate our personal auto businesses throughout the United States. In 2017, we ceased writing and servicing personal auto physical damage and auto property damage liability insurance in Australia.
Our Commercial Lines segment writes primary liability and physical damage insurance for automobiles and trucks owned and/or operated predominantly by small businesses in the business auto, for-hire transportation, contractor, for-hire specialty, tow, and for-hire livery markets. This segment operates throughout the United States and is distributed through both the independent agency and direct channels.
Our Property segment writes residential property insurance for homeowners, other property owners, and renters primarily through the independent agency channel in 41 states and the District of Columbia as of December 31, 2017. Our Property business primarily consists of the operations of ASI and other insurance subsidiaries. ASI also acts as a participant in the “Write Your Own” program for the National Flood Insurance Program and, as such, writes flood insurance in 43 states and the District of Columbia.
Our other indemnity businesses manage our run-off businesses.
Our service businesses provide insurance-related services, including processing CAIP business, and serving as an agent for homeowners, general liability, and workers’ compensation insurance, among other products, through our programs with ASI and unaffiliated insurance companies.
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

Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We do not allocate assets or income taxes to operating segments. In addition, we do not separately identify depreciation expense by segment, and such allocation would be impractical. Companywide depreciation expense was $169.9 million in 2017, $137.4 million in 2016, and $103.7 million in 2015. The accounting policies of the operating segments are the same as those described in Note 1 – Reporting and Accounting Policies.

Following are the operating results for the years ended December 31:

	2017		2016		2015
(millions)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)
Personal Lines
Agency	$11,177.6	$839.6	$9,791.7	$492.8	$9,108.6	$713.2
Direct	10,769.6	683.7	9,396.5	412.2	8,185.9	403.4
Total Personal Lines[1]	21,947.2	1,523.3	19,188.2	905.0	17,294.5	1,116.6
Commercial Lines	2,793.9	214.1	2,421.3	155.2	1,995.9	318.3
Property[2]	988.8	(50.3)	864.5	32.5	609.1	61.3
Other indemnity[3]	0	(0.2)	0	(1.6)	(0.4)	(1.0)
Total underwriting operations	25,729.9	1,686.9	22,474.0	1,091.1	19,899.1	1,495.2
Fees and other revenues[4]	370.6	NA	332.5	NA	302.0	NA
Service businesses	126.8	17.3	103.3	11.3	86.3	8.8
Investments[5]	612.7	588.8	530.0	507.6	567.3	544.5
Other gains (losses)	(1.0)	(1.0)	1.6	1.6	(0.9)	(0.9)
Interest expense	NA	(153.1)	NA	(140.9)	NA	(136.0)
Consolidated total	$26,839.0	$2,138.9	$23,441.4	$1,470.7	$20,853.8	$1,911.6
NA = Not Applicable
1 Personal auto insurance accounted for 93% of the total Personal Lines segment net premiums earned in 2017, compared to 92% in 2016 and 2015; insurance for our special lines products (e.g., motorcycles, ATVs, RVs, watercraft, and snowmobiles) accounted for the balance of the Personal Lines net premiums earned.
2 We began reporting our Property business as a segment on April 1, 2015, upon acquisition of a controlling interest in ARX; therefore, the year ended 2015 only includes results for nine months and is not comparable to results reported for 2017 or 2016. During 2017, 2016, and 2015, pretax profit (loss) also includes $66.2 million, $62.1 million, and $46.8 million, respectively, of amortization expense predominately associated with the acquisition of a controlling interest in ARX. Although this expense is included in our Property segment, it is not reported in the consolidated results of ARX and, therefore, will not affect the value of the net income attributable to the noncontrolling interest.
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

	2017		2016		2015
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines
Agency	7.5%	92.5	5.0%	95.0	7.8%	92.2
Direct	6.3	93.7	4.4	95.6	4.9	95.1
Total Personal Lines	6.9	93.1	4.7	95.3	6.5	93.5
Commercial Lines	7.7	92.3	6.4	93.6	15.9	84.1
Property[1]	(5.1)	105.1	3.8	96.2	10.1	89.9
Total underwriting operations	6.6	93.4	4.9	95.1	7.5	92.5
1 We began reporting our Property business as a segment on April 1, 2015, when we acquired a controlling interest in ARX; therefore, the year ended 2015 only includes results for nine months and is not comparable to results reported for 2017 or 2016. Included in 2017, 2016, and 2015 is 6.7 points, 7.2 points, and 7.7 points, respectively, of amortization expense predominately associated with the acquisition of a controlling interest in ARX.

11.  OTHER COMPREHENSIVE INCOME (LOSS)
The components of other comprehensive income (loss), including reclassification adjustments by income statement line item, for the years ended December 31, were as follows:

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income	Total tax (provision) benefit	After tax total accumulated other comprehensive income	Total net unrealized gains (losses) on securities	Net unrealized gains on forecasted transactions	Foreign currency translation adjustment	Loss attributable to NCI
Total at December 31, 2016	$1,439.5	$(506.1)	$933.4	$939.6	$(9.4)	$(1.1)	$4.3
Other comprehensive income (loss) before reclassifications:
Investment securities	636.9	(224.0)	412.9	412.9	0	0	0
Net non-credit related OTTI losses, adjusted for valuation changes	0	0	0	0	0	0	0
Forecasted transactions	(8.0)	2.8	(5.2)	0	(5.2)	0	0
Foreign currency translation adjustment	0.4	(0.1)	0.3	0	0	0.3	0
Loss attributable to noncontrolling interest (NCI)	(3.5)	1.2	(2.3)	0	0	0	(2.3)
Total other comprehensive income (loss) before reclassifications	625.8	(220.1)	405.7	412.9	(5.2)	0.3	(2.3)
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(14.9)	5.3	(9.6)	(9.6)	0	0	0
Net realized gains (losses) on securities	103.3	(36.2)	67.1	67.1	0	0	0
Other gains (losses)[1]	(1.2)	0.4	(0.8)	0	0	(0.8)	0
Interest expense	0.3	(0.1)	0.2	0	0.2	0	0
Total reclassification adjustment for amounts realized in net income	87.5	(30.6)	56.9	57.5	0.2	(0.8)	0
Total other comprehensive income (loss)	538.3	(189.5)	348.8	355.4	(5.4)	1.1	(2.3)
Total at December 31, 2017	$1,977.8	$(695.6)	$1,282.2	$1,295.0	$(14.8)	$0	$2.0
 1During 2017, we ceased writing insurance in Australia resulting in a loss of $1.2 million relating to the foreign currency translation adjustment. The loss is netted against a gain on extinguishment of debt (see Note 4 – Debt) in other gains (losses) on our consolidated statements of comprehensive income for the year end December 31, 2017.

App.-A-47

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income	Total tax (provision) benefit	After tax total accumulated other comprehensive income	Total net unrealized gains (losses) on securities	Net unrealized gains on forecasted transactions	Foreign currency translation adjustment	Loss attributable to NCI
Total at December 31, 2015	$1,234.5	$(434.1)	$800.4	$809.0	$(8.2)	$(1.5)	$1.1
Other comprehensive income (loss) before reclassifications:
Investment securities	320.5	(112.6)	207.9	207.9	0	0	0
Net non-credit related OTTI losses, adjusted for valuation changes	(0.1)	0.1	0	0	0	0	0
Forecasted transactions	0	0	0	0	0	0	0
Foreign currency translation adjustment	0.6	(0.2)	0.4	0	0	0.4	0
Loss attributable to noncontrolling interest (NCI)	5.1	(1.9)	3.2	0	0	0	3.2
Total other comprehensive income (loss) before reclassifications	326.1	(114.6)	211.5	207.9	0	0.4	3.2
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(27.1)	9.5	(17.6)	(17.6)	0	0	0
Net realized gains (losses) on securities	146.3	(51.4)	94.9	94.9	0	0	0
Other gains (losses)	0	0	0	0	0	0	0
Interest expense	1.9	(0.7)	1.2	0	1.2	0	0
Total reclassification adjustment for amounts realized in net income	121.1	(42.6)	78.5	77.3	1.2	0	0
Total other comprehensive income (loss)	205.0	(72.0)	133.0	130.6	(1.2)	0.4	3.2
Total at December 31, 2016	$1,439.5	$(506.1)	$933.4	$939.6	$(9.4)	$(1.1)	$4.3

App.-A-48

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income	Total tax (provision) benefit	After tax total accumulated other comprehensive income	Total net unrealized gains (losses) on securities	Net unrealized gains on forecasted transactions	Foreign currency translation adjustment	Loss attributable to NCI
Total at December 31, 2014	$1,574.0	$(550.9)	$1,023.1	$1,021.9	$1.5	$(0.3)	$0
Other comprehensive income (loss) before reclassifications:
Investment securities	(198.7)	67.5	(131.2)	(131.2)	0	0	0
Net non-credit related OTTI losses, adjusted for valuation changes	0	0	0	0	0	0	0
Forecasted transactions	(12.9)	4.5	(8.4)	0	(8.4)	0	0
Foreign currency translation adjustment	(1.8)	0.6	(1.2)	0	0	(1.2)	0
Loss attributable to noncontrolling interest (NCI)	1.6	(0.5)	1.1	0	0	0	1.1
Total other comprehensive income (loss) before reclassifications	(211.8)	72.1	(139.7)	(131.2)	(8.4)	(1.2)	1.1
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(23.8)	8.4	(15.4)	(15.4)	0	0	0
Net realized gains (losses) on securities	149.7	(52.5)	97.2	97.1	0.1	0	0
Other gains (losses)	0	0	0	0	0	0	0
Interest expense	1.8	(0.6)	1.2	0	1.2	0	0
Total reclassification adjustment for amounts realized in net income	127.7	(44.7)	83.0	81.7	1.3	0	0
Total other comprehensive income (loss)	(339.5)	116.8	(222.7)	(212.9)	(9.7)	(1.2)	1.1
Total at December 31, 2015	$1,234.5	$(434.1)	$800.4	$809.0	$(8.2)	$(1.5)	$1.1

In an effort to manage interest rate risk, we entered into forecasted transactions on each of The Progressive Corporation’s outstanding debt issuances. We expect to reclassify $1.0 million (pretax) into interest expense during the next 12 months, related to net unrealized losses on forecasted transactions (see Note 4 – Debt for further discussion).

12.  LITIGATION
The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies written by our insurance subsidiaries in the ordinary course of business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.
In addition, The Progressive Corporation and/or its insurance and other subsidiaries have been named as defendants in a number of class action or individual lawsuits that challenge certain of the operations of the subsidiaries. Other insurance companies face many of these same issues.
We describe litigation contingencies for which a loss is probable. In addition, we establish accruals for these lawsuits when we can reasonably estimate potential loss exposure, which may include a range of loss, and we will disclose such amount or range of loss if material. As to lawsuits for which the loss is considered probable but not estimable, we do not establish an accrual. Nevertheless, we continue to evaluate this pending litigation to determine if any losses not deemed probable and estimable become so, at which point we would establish an accrual at our best estimate of the loss or range of loss.
We also describe litigation contingencies for which a loss is reasonably possible (but not probable). When disclosing reasonably possible litigation contingencies, we will disclose the amount or range of possible loss, if we are able to make that determination and if material. We review all reasonably possible losses on an ongoing basis to determine whether the likelihood of incurring a loss has become probable, or whether the circumstances have changed such that we may now reasonably estimate a range of loss.
We may also be exposed to litigation contingencies that are remote. Remote litigation contingencies are those for which the likelihood of a loss is slight at period end. We do not disclose, or establish accruals for, remote litigation contingencies, but we

App.-A-49

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
At December 31, 2017, pending lawsuits as described above that challenge certain of the operations of our subsidiaries included:

Lawsuits seeking class/collective action status:

•
alleging we sell or charge insureds for illusory coverage or coverage lower than amounts allowed by law for personal injury protection (PIP) coverage and pay related claims at levels lower than allowed by law.

•
challenging how physical damage claims are handled, adjusted and ultimately paid, including how we value total loss claims, the payment of fees and taxes associated with total losses, and the payment of diminution damages.

•	challenging our practice in Florida of adjusting PIP payments.

•	challenging our assessment of fees.

•	challenging our adjustment of medical bills submitted by insureds in medical claims.

•	challenging the manner in which we grant a discount for anti-theft devices.

•	challenging our claim settlement practices where the tortfeasor and the injured party are both Progressive insureds.

•	challenging general claim practices, such as those relating to subrogation, rental reimbursement, and setting off certain claim payments based on other coverages and payments.

•	challenging our payment and reimbursement practices to Medicare Advantage Plans on first party medical, PIP, and bodily injury claims.

•	alleging we improperly sell secondary PIP coverage to Medicare and Medicaid beneficiaries in New Jersey.

•	challenging our rating practices.

Lawsuits certified or conditionally certified as class/collective actions:

•	alleging that we undervalued total loss claims through the use of certain valuation tools.

•	alleging that we fail to provide proper uninsured motorist coverage.

•	challenging our practice in Florida of adjusting PIP payments.

•	alleging that we fail to pay overtime to certain employees who we classify as exempt from overtime pay requirements.

Individual lawsuits:

•
challenging the estimation of physical damage and payment practices for physical damage repairs, and allegations of tortious interference with contract and insurance industry antitrust practice asserted by body shops outside our network program.

•	challenging, on a representative basis, certain of our pay practices.

App.-A-50

13.  COMMITMENTS AND CONTINGENCIES
We have certain noncancelable operating lease commitments with lease terms greater than one year for property and computer equipment. The minimum commitments under these agreements at December 31, 2017, were as follows:

(millions)	Commitments
2018	$53.6
2019	44.2
2020	28.5
2021	16.9
2022	8.0
Thereafter	1.1
Total	$152.3
Some of the leases have options to renew at the end of the lease periods. The expense we incurred for the leases disclosed above, as well as other operating leases that may be cancelable or have terms less than one year, was:

(millions)	Expense
2017	$77.2
2016	72.9
2015	66.6
We also have certain noncancelable purchase obligations. The minimum commitment under these agreements at December 31, 2017, was $546.3 million.
The insurance operations of ARX have several multiple-layer property catastrophe excess of loss reinsurance contracts with various reinsurers with terms ranging from one to three years. The minimum commitment under these contracts was $90.7 million at December 31, 2017.

14. DIVIDENDS
We maintain a policy of paying an annual variable dividend that, if declared, would be payable shortly after the close of the year. This annual variable dividend is based on a target percentage of after-tax underwriting income multiplied by a performance factor (Gainshare factor), which, beginning in 2017, is determined by reference to the Agency auto, Direct auto, special lines, Commercial Lines, and Property business units, with minor exclusions and adjustments, and subject to the limitations discussed below. The target percentage is determined by our Board of Directors on an annual basis and announced to shareholders and the public. In December 2016, the Board determined the target percentage for 2017 to be 33-1/3% of annual after-tax underwriting income, which is unchanged from the target percentage in both 2016 and 2015. Since the inception of our variable dividend, we have applied a tax rate of 35% to calculate the after-tax underwriting income. Beginning in 2018, we will apply a rate of 21% to calculate the after-tax underwriting income.
The Gainshare factor can range from zero to two and is determined by comparing our operating performance for the specified business units for the year to certain predetermined profitability and growth objectives approved by the Compensation Committee of the Board. This Gainshare factor is also used in the annual cash incentive program currently in place for our employees (our “Gainsharing program”). For 2017, the Gainshare factor was 1.79, compared to 1.67 in 2016 and 1.60 in 2015.
Our annual dividend program will result in a variable payment to shareholders each year, subject to certain limitations. If the Gainshare factor is zero or if our comprehensive income is less than after-tax underwriting income, no dividend would be payable under our annual variable dividend policy. In addition, the ultimate decision on whether or not a dividend will be paid is in the discretion of the Board of Directors. The Board could decide to alter our policy, or not to pay the annual variable dividend, at any time prior to the declaration of the dividend for the year. Such an action by the Board could result from, among other reasons, changes in the insurance marketplace, changes in our performance or capital needs, changes in the U.S. federal income tax laws, disruptions of national or international capital markets, or other events affecting our business, liquidity, or financial position.

App.-A-51

Following is a summary of our shareholder dividends that were declared in the last three years:

(millions, except per share amounts)			Amount
Dividend Type	Declared	Paid	Per Share	Total[1]
Annual – Variable	December 2017	February 2018	$1.1247	$655.1
Annual – Variable	December 2016	February 2017	0.6808	395.4
Annual – Variable	December 2015	February 2016	0.8882	519.2
1 Based on an estimate of shares outstanding as of the record date. For the dividends declared in December 2016 and 2015, we paid $395.4 million and $519.0 million, respectively.

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
Since these securities are redeemable upon the occurrence of an event that is not solely within the control of Progressive, we have recorded the redeemable noncontrolling interest (NCI) as mezzanine equity on our consolidated balance sheets, which represents the minority shares at the current estimated purchase price pursuant to the put and call provisions of the stockholders’ agreement. The estimated purchase price is based, in part, on the change in tangible net book value of ARX from December 31, 2014 to the balance sheet dates.
The redeemable noncontrolling interest was initially recorded at a fair value of $411.5 million, representing the minority shares at the net acquisition price adjusted for the fair value of the put and call rights. The value of the put and call rights on the acquisition date was based on an internally developed modified binomial model. Subsequent changes to the redeemable noncontrolling interest are based on the maximum redemption value at the end of the reporting period, as determined in accordance with the stockholders’ agreement.
In addition to these minority shares, at December 31, 2017, ARX employees hold options to purchase 22,550 ARX shares. These options and any shares issued upon exercise are subject to the stockholders’ agreement, including the right to “put” these shares to Progressive, as described above. Until the options are exercised, the underlying obligation of approximately $32.5 million is not recorded as part of redeemable NCI.
The changes in the components of redeemable NCI during the year ended December 31, 2017, 2016, and 2015, were:

(millions)	December 31, 2017	December 31, 2016	December 31, 2015
Balance, Beginning of period	$483.7	$464.9	$0
Fair value at date of acquisition	0	0	411.5
Net income attributable to NCI	5.9	26.2	32.9
Other comprehensive income (loss) attributable to NCI	2.3	(3.2)	(1.1)
Exercise of employee stock options	3.4	0	0
Purchase of shares from NCI	0	0	(12.6)
Change in redemption value of NCI	8.4	(4.2)	34.2
Balance, End of period	$503.7	$483.7	$464.9

App.-A-52

16. GOODWILL AND INTANGIBLE ASSETS
Goodwill
Goodwill recorded at December 31, 2017 and 2016 was $452.7 million and $449.4 million, respectively. No accumulated goodwill impairment losses exist.
During 2017 and 2016, the carrying amount of goodwill increased $3.3 million and $1.8 million, respectively. In 2017, we acquired a small excess and surplus lines insurance company to provide us flexibility in our Commercial Lines business. In 2016, ARX entered into an exchange transaction with a third party, whereby ARX acquired 100% of the equity interest in a residential property insurance company and disposed of 100% of the equity interest in a commercial property insurance company.
Intangible Assets
The following table is a summary of the net carrying amount of other intangible assets as of December 31, 2017 and 2016:

(millions)	December 31, 2017	December 31, 2016
Intangible assets subject to amortization	$354.2	$420.4
Indefinite-lived intangible assets[1]	12.4	12.4
Total	$366.6	$432.8
1Indefinite-lived intangible assets are comprised of state insurance and agent licenses. State insurance licenses were previously subject to amortization under superseded accounting guidance and have $0.6 million of accumulated amortization for both periods presented.

Intangible assets subject to amortization consisted of the following:

(millions)	December 31, 2017			December 31, 2016
Category	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Policies in force	$256.2	$100.7	$155.5	$256.2	$64.1	$192.1
Agency relationships	159.2	31.3	127.9	159.2	19.9	139.3
Software rights	79.1	29.4	49.7	79.1	18.8	60.3
Trade name	34.8	13.7	21.1	34.8	6.1	28.7
Total	$529.3	$175.1	$354.2	$529.3	$108.9	$420.4
Amortization expense was $66.2 million, $62.1 million, and $46.8 million for the years ended December 31, 2017, 2016, and 2015, respectively.
During 2017, we revised our estimate of the economic useful life of our trade name intangible asset from an original life of 10 years to a remaining life of 2 years. The decrease in the useful life represents the estimated length of time that it is expected to take to transition the branding of our Property business from the ASI trade name to “Progressive Home.” As of December 31, 2017, the remaining average life of all of our intangible assets was 4.9 years.
The estimated aggregate amortization on these intangible assets for each of the next five years as of December 31, 2017, is as follows:

(millions)
Year	Amortization Expense
2018	$71.9
2019	66.4
2020	56.9
2021	56.6
2022	29.2

App.-A-53

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of The Progressive Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Progressive Corporation and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017 including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

App.-A-54

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
February 27, 2018

We have served as the Company’s auditor since 1984.

App.-A-55

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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework (2013), management concluded that our internal control over financial reporting was effective as of December 31, 2017.
During the fourth quarter 2017, there were no changes in our internal control over financial reporting identified in the internal control review process that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2017; such report appears herein.
CEO and CFO Certifications
Susan Patricia Griffith, President and Chief Executive Officer of The Progressive Corporation, and John P. Sauerland, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2017 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mrs. Griffith and Mr. Sauerland have each certified that, to the best of their knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Sections 302 and 906 certifications, respectively.

App.-A-56

The Progressive Corporation and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion and analysis of our consolidated financial condition and results of operations.

I. OVERVIEW
The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Corporation wholly owns insurance and non-insurance subsidiaries and owns a controlling interest in ARX Holding Corp. (“ARX”), the parent company of American Strategic Insurance and other insurance subsidiaries and affiliates (“ASI”). The Progressive Group of Insurance Companies consists of our insurance subsidiaries and affiliates. The Progressive Group of Insurance Companies, together with our holding company, its other subsidiaries, and affiliates, comprise what we refer to as Progressive.

We have been offering insurance to consumers since 1937. Based on 2016 premiums written, Progressive was the fourth largest private passenger auto insurer in the country and was the number one writer of commercial auto insurance. Our insurance companies offer personal and commercial auto insurance, residential property insurance, and other specialty property-casualty insurance and related services throughout the United States. Our Personal Lines segment writes insurance for personal autos and recreational vehicles, which we refer to as our special lines products, through more than 35,000 independent insurance agencies and directly to consumers online, on mobile devices, and over the phone. Our Commercial Lines segment offers insurance for cars and trucks owned and/or operated predominantly by small businesses through both the independent agency and direct channels. Our Property segment writes residential property insurance for homeowners, other property owners, and renters in both the independent agency channel and the direct channel. Our underwriting operations, combined with our service and investment operations, make up the consolidated group.

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

During the year, The Progressive Corporation received cash from the following sources:

•	Subsidiary dividends - received $780.6 million of dividends, net of capital contributions, from our insurance and non-insurance subsidiaries, and

•
Debt issuance - issued $850 million of 4.125% Senior Notes due 2047 to fund the redemption, in full, of our 6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “6.70% Debentures”), discussed below, and for other general corporate purposes.

Consistent with our policy to deploy underleveraged capital for share repurchases and shareholder dividends, during 2017 The Progressive Corporation took the following actions:

•	Dividends - declared a $1.1247 per share annual variable dividend, which returned $654.9 million of capital to our shareholders in February 2018;

•	Redeemed $563.7 million, and, prior to redemption, repurchased $30.9 million in the open market, in principal amount of our 6.70% Debentures; and

•
Repurchased 1.5 million of our common shares at a total cost of $62.5 million, primarily to neutralize dilution from equity-based compensation in the year of issuance as stated in our financial policies.

We ended 2017 with $12.6 billion of total capital (debt and equity). We continue to manage our investing and financing activities in order to maintain sufficient capital to support all the insurance we can profitably write, constrained only by our ability to provide high-quality customer service, and deploying underleveraged capital to shareholders.

A. Operating Results
We experienced strong growth across all segments in 2017. We ended the year with $27.1 billion of net premiums written, $3.8 billion more than we wrote in 2016, which set a new company record for the increase in premiums during a single year. Our companywide policies in force grew 10% year-over-year to end the year with a total of 18.2 million policies. At the same time, we produced a 6.6% underwriting profit margin, which exceeded our profitability objective by 2.6 points, and saw retention improve in Personal Lines as we made progress on our Destination Era strategy.

App.-A-57

On a year-over-year basis, net and comprehensive income attributable to Progressive were up 54% and 67%, respectively. Net income was $1.6 billion, or $2.72 per share, in 2017. Pretax underwriting profitability for the year was up 55%, reflecting lower than anticipated frequency throughout the year, as well as higher earned premium per policy on both our personal and commercial auto products, in each case compared to the prior year.

Investment income (e.g., interest and dividends) increased 18% on a year-over-year basis, primarily reflecting an increase in average assets. Realized gains were down 3%. Included in impairment losses for the year were $49.6 million of “other asset” impairments, relating to renewable energy tax credit investments. As a result of these investments, we also recorded $48.7 million of federal tax benefits in our income tax provision during 2017, which represented all of the expected tax benefits from these investments. Our income tax provision also included a net benefit of $99.5 million related to the revaluation of our deferred tax assets and liabilities to the new corporate tax rate of 21%, which is discussed in more detail below.

Comprehensive income was $1.9 billion, an increase of $0.8 billion from last year. A significant return on our common stock portfolio was the primary reason for the increase we recognized in unrealized gains compared to last year.
B. Insurance Operations
For 2017, our companywide underwriting profit margin was 6.6%. Our Personal and Commercial Lines operating segments were profitable with underwriting margins of 6.9% and 7.7%, respectively, while our Property segment had an underwriting loss of 5.1% for the year. The Property business reported a loss for the year including 6.7 points of amortization expense, predominately related to the acquisition of ARX in 2015, being included in the segments results. Despite being impacted by the hurricanes during the year, our special lines products also had a profitable year, contributing a 0.1 point favorable impact on our total Personal Lines combined ratio points.

During the year, on a companywide basis, we recognized 3.2 loss ratio points related to catastrophe losses, compared to 2.5 points in 2016. The combined ratios for our vehicle businesses and Property business were unfavorably impacted by 2.1 points and 30.3 points, respectively, as a result of these catastrophe losses. About 40% of the companywide catastrophe losses in 2017 were due to Hurricane Harvey in Texas and Hurricane Irma, primarily in Florida. According to data collected by the Insurance Services Office (ISO), a national aggregator of carrier data, 2017 property losses from severe convective storms were 104% higher than the prior 20-year inflation-adjusted average, with industry results weighted to match ASI’s state premium mix.

For the year, our companywide prior accident year development was minimal at 0.1 points of unfavorable impact on our combined ratio, compared to 2016 when we recognized 0.4 points of favorable development. Our overall incurred severity in our personal auto businesses increased about 3%, while frequency decreased about 3%, compared to the prior year.

On a year-over-year basis, companywide net premiums written and earned increased 16% and 14%, respectively. Changes in net premiums written are a function of new business applications, premium per policy, and retention.

During 2017, total new personal auto applications increased 18% on a year-over-year basis, including a 21% increase in our Agency auto business and a 16% increase in our Direct auto business, reflecting our improved competitive position in the marketplace from our latest auto product model and an increase in advertising spend. We continue to see growth in our bundled auto and home customers (i.e., Robinsons) in both the Agency and Direct channels. Increasing the number of Robinsons we write is critical to achieving success in our Destination Era strategy.

For our Commercial Lines business, new applications increased 1% for the year, but there was a significant shift in sales activity between the first half of the year and the second. During the second half of 2016, we imposed underwriting restrictions and raised rates, which significantly impacted the amount of new business that we generated. We began to lift the underwriting restrictions at the end of the first quarter 2017 and started seeing an increase in new business applications during the second half of 2017.

Our Property business includes home, condo, and dwelling insurance written by ASI, as well as renters business written by both ASI and Progressive. During 2017, the decision was made to transition ASI’s products to the Progressive brand over the next few years. Although the majority of the Property business is written through the agency channel, in mid-2017, Progressive launched HomeQuote Explorer® (HQX), a new online quoting platform, allowing the Property business to expand in the direct channel. HQX presents Progressive-branded (i.e., ASI) home/condo quotes in a comparative shopping experience alongside quotes from unaffiliated property carriers for online shoppers in select states. Prior to HQX, Progressive-branded quotes were only available to direct consumers who quoted over the phone.

App.-A-58

New applications in our Property business increased 48%, compared to the same period last year. The growth in the Property business was largely attributable to state expansion and more competitive product offerings, as well as growth in both the number of Platinum agents and the business written through those agencies. In addition, the Property business saw growth of about 50% in new applications received through the direct channel as a result of HQX, albeit on a smaller base.

During 2017, on a year-over-year basis, written premium per policy increased 6% for our Agency and 5% for our Direct personal auto businesses, primarily reflecting rate increases taken during the year and a shift in business mix. Written premium per policy for our special lines products increased 4%, compared to last year. Commercial Lines experienced a 12% increase in written premium per policy, which resulted from rate actions taken in late 2016 and early 2017. For the Property business, written premium per policy decreased 5%, primarily reflecting a relative increase in the renters business, which has lower premiums per policy.

To grow policies in force, it is critical that we retain our customers for longer periods. Consequently, increasing retention is one of our most important priorities, and our efforts to increase our share of multi-product households continue to be a key initiative to support that goal. Policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage, is one measure of customer retention in our vehicle businesses. We have seen our policy life expectancy increase in Personal Lines, with our trailing 12-month total auto policy life expectancy up 7% over last year and special lines up 1%. Our Agency auto and Direct auto policy life expectancy were up 8% and 4%, respectively. These increases reflect our Destination Era initiatives, where we are seeing an increase in customers who bundle their auto coverage with other products, which tends to translate to longer relationships with these customers. For Commercial Lines, our policy life expectancy decreased 4% during the year, primarily reflecting the impact of the rate actions.
C. Investments
The fair value of our investment portfolio was $27.3 billion at December 31, 2017. Our asset allocation strategy is to maintain 0-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in our Group II securities (the securities allocated to Group I and II are defined below under Results of Operations – Investments). At December 31, 2017, 17% of our portfolio was allocated to Group I securities and 83% to Group II securities, compared to 18% and 82%, respectively, at December 31, 2016.
Our investment income generated a pretax book yield of 2.4% for 2017, compared to 2.3% for 2016. Our investment portfolio produced a fully taxable equivalent (FTE) total return of 5.2% for 2017, compared to 4.0% for 2016. Our fixed-income and common stock portfolios had FTE total returns of 3.0% and 21.8%, respectively, for 2017, and 2.9% and 12.8%, for 2016.
At December 31, 2017, the fixed-income portfolio had a weighted average credit quality of AA- and a duration of 2.5 years, compared to A+ and 2.2 years at December 31, 2016. During the year, our portfolio duration was maintained between 2.2 and 2.3 years from the first quarter through the third quarter. We lengthened our portfolio duration modestly during the fourth quarter in response to higher interest rates. We maintain our fixed-income portfolio strategy of investing in high-quality, liquid securities. We remain confident in our preference for shorter duration positioning during times of low interest rates as a means to limit any decline in portfolio value from an increase in rates, and we expect long-term benefits from any return to more substantial yields.

D. Tax Reform
On December 22, 2017, legislation commonly known as the Tax Cuts and Jobs Act of 2017 (the “Tax Act”), was signed into law and is generally effective beginning January 1, 2018. The following summarizes the aspects of the Tax Act that have, or are expected to have in the future, a material impact to Progressive.
The Tax Act reduces the corporate federal income tax rate to 21%, from the 35% rate that has been in effect since 1994. We expect our effective tax rate, unadjusted for tax credits, to drop from our historical rate of 32-33% to approximately 20%. This change will provide a material benefit to net income on a going-forward basis. As we detail in our financial policies, we invest capital, in this case in the form of increased income, in expanding business operations when, in our view, future opportunities meet our financial objectives. As our business grows, we need incremental capital to satisfy state insurance regulatory requirements around premiums-to-surplus ratios. We do not expect our financial policies to change as a result of tax reform, but will continually monitor our policies in light of the competitive and regulatory environment.
We were required under generally accepted accounting principles to revalue all of our deferred tax assets and liabilities using the new rate. The net effect of this revaluation, which was recorded in the fourth quarter of 2017, was a reduction to income tax expense of $99.5 million, which is the primary driver of our lower effective tax rate for 2017. The decrease in the tax rate will improve our net income and cash flows in future periods compared to 2017 and prior periods.

App.-A-59

Our insurance companies pay an additional tax on income generated from tax-exempt investments (i.e., state and local government bonds). This additional tax is commonly known as “proration.” Prior to the Tax Act, the proration adjustment for tax-exempt investments was 15%, which meant that we paid taxes on 15% of the otherwise non-taxable amount. The Tax Act increased this percentage to 25%. However, when combining the increase in the proration adjustment percentage with the lower federal tax rate, we expect that the effective tax rate on the income generated from state and local government bonds held in the investment portfolios of our insurance companies will remain the same.
The Tax Act also made changes to the corporate dividends received deduction. Generally, corporations are able to deduct a percentage of the dividend income that they receive from other U.S. companies. Prior to the Tax Act, we were able to deduct 70% of the dividend income we received from companies in which we had less than a twenty percent ownership stake. The Tax Act reduced the dividends received deduction percentage on these dividends to 50%. Even though we will be deducting less of the dividends received, we will also be applying a lower corporate tax rate to the remaining dividend income. Therefore, we expect the effective tax rate for dividend income that is eligible for the deduction and is earned by our non-insurance subsidiaries to remain unchanged.

The proration adjustment discussed above also applies to the non-taxable portion of dividends received by insurance companies from equity investments. For dividend income that is eligible for the dividends received deduction and is earned by our insurance subsidiaries, we expect the associated effective tax rate to decrease by about 1.05%, with the decrease in the federal tax rate being offset by the decrease in the deduction percentage and the increase in the proration adjustment.
Insurance companies are required to discount their loss and loss adjustment expense (LAE) reserves for tax purposes, and the Tax Act makes several changes to those loss discounting rules. Prior to enactment of the Tax Act, the discounting was based on an interest rate determined by the Internal Revenue Service (IRS) and by loss payment patterns either published by the IRS or based on the company’s own loss payment experience. In general, the Tax Act increases the interest rate, extends the loss payment patterns, and no longer allows companies to use their own loss payment experience. These new rules must be applied to the year-end 2017 loss and LAE reserves and the resulting increase in the discount must be brought into taxable income ratably over the next eight years beginning in 2018. The IRS has not yet published the new interest rate or the new loss payment patterns that must be applied to make this determination. Based on the uncertainty surrounding the payment patterns and the interest rates, we are not able to estimate the magnitude this change would have had on our December 31, 2017 reserves and, therefore, have not reflected any adjustments in the tax provision for 2017. However, we believe that if we had been able to calculate the adjustment, there would have been no net impact to our results of operations or financial condition for 2017 because the adjustment would have resulted in an increase to the deferred tax asset associated with loss reserves that would have been fully offset by a deferred tax liability for the tax to be paid over the eight-year transition period.
Section 162(m) of the Internal Revenue Code contains provisions limiting the deductibility of executive compensation to $1 million per year, per covered employee. Prior to enactment of the Tax Act, covered employees included the chief executive officer and certain other highly compensated officers (excluding the chief financial officer), and such determination was made independently for each year. In addition, performance-based compensation was excluded from the $1 million limitation. The Tax Act made significant changes to Section 162(m). First, the definition of covered employee was modified to include the chief financial officer and to provide that once an employee is identified as a covered employee for a tax year (beginning with the 2017 tax year), that employee will remain a covered employee in perpetuity. The Tax Act also repeals the exception for performance-based compensation, with transition rules for written, binding contracts in effect on November 2, 2017. There is still uncertainty around the application of the transition rules as they apply both to the deductibility of performance-based awards and amounts held in our nonqualified deferred compensation plans for these covered employees. Due to these uncertainties, in the fourth quarter of 2017, we wrote off the deferred tax asset related to our performance-based awards to our covered employees and recognized $4.5 million of additional tax expense after the deferred tax revaluation discussed above. We expect that additional guidance will be issued by the IRS on the applicability of the transition rules to existing plans and agreements, and we will reconsider our position once such guidance has been issued.
Prior to the Tax Act, qualifying property and purchased computer software were eligible for 50% bonus depreciation (i.e., immediate expensing) in 2017, with that percentage decreasing in future years. The Tax Act allows 100% bonus depreciation for qualifying property placed in service after September 27, 2017 and before the end of 2022. The impact of this tax provision will depend on the amount of qualifying property and computer software that we purchase in future periods.

App.-A-60

II.  FINANCIAL CONDITION
A. Liquidity and Capital Resources
For the last several years, The Progressive Corporation has funded its operations through dividends it receives from its subsidiaries and through the issuance of long-term debt. It received dividends from its subsidiaries, net of capital contributions, of $780.6 million in 2017, and $1.9 billion for the three-year period ended December 31, 2017. Regulatory restrictions on subsidiary dividends are described in Note 8 – Statutory Financial Information.

During the last three years, we issued $1.75 billion of senior notes to take advantage of attractive terms in the market and provide additional financial flexibility. A portion of the net proceeds of these issuances were used to redeem our 6.70% Debentures, discussed below. The remainder of the net proceeds were used for other general corporate purposes. The covenants on The Progressive Corporation’s existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event that our debt securities are downgraded by a rating agency. During the last three years, we did not borrow under our uncommitted line of credit or engage in other short-term borrowings to fund our operations or for liquidity purposes.

During 2017, we redeemed our 6.70% Debentures, at par, in the aggregate principal amount of $563.7 million. Prior to the redemption, over the last three years, we repurchased, in the open market, a portion of the 6.70% Debentures for a total cost of $68.2 million, when management believed the securities were attractively priced and there was adequate capital available for such purpose. In addition, since the ARX acquisition in April 2015, $136.1 million of principal amount of outstanding ARX debt securities were repaid. See Note 4 – Debt and the Liquidity and Capital Resources section below for a further discussion of our debt activity.

Our debt-to-total capital (debt plus shareholders’ equity, which does not include redeemable noncontrolling interest) ratios at December 31, 2017, 2016, and 2015 were 26.3%, 28.3%, and 27.1%, respectively, and were consistent with our financial policy of maintaining a ratio of less than 30%, which we target to meet annually.

Over the last three years, we also continued our practice of repurchasing our common shares and paying dividends to our shareholders in accordance with our financial policies. In May 2017, the Board of Directors approved a new authorization to repurchase up to 25 million common shares. This authorization canceled and replaced the Board’s prior share repurchase authorization. As of December 31, 2017, we had 24.1 million shares remaining under our 2017 Board repurchase authorization. The following table shows our share repurchase activity during the last three years:

(millions, except per share amounts)	2017	2016	2015
Total number of shares purchased	1.5	6.1	7.3
Total cost	$62.5	$192.5	$208.5
Average price paid per share	$41.62	$31.59	$28.41

We maintain a policy of paying an annual variable dividend that, if declared, would be payable shortly after the close of the year. See Note 14 – Dividends for a further discussion of our annual variable dividend policy and its limitations. Under this policy, we declared dividends in each of the last three years. Following is a summary of our shareholder dividends that were declared in the last three years:

(millions, except per share amounts)			Amount
Dividend Type	Declared	Paid	Per Share	Total Paid[1]
Annual – Variable	December 2017	February 2018	$1.1247	$654.9
Annual – Variable	December 2016	February 2017	$0.6808	$395.4
Annual – Variable	December 2015	February 2016	$0.8882	$519.0
1 Amounts paid may differ from the year-end dividend accrual since our accrual was based on an estimate of shares outstanding as of the record date.

For the three years ended December 31, 2017, operations generated positive cash flows of about $8.8 billion, and cash flows are expected to remain positive in both the short-term and reasonably foreseeable future. In 2017, operating cash flows increased $1.0 billion, compared to 2016, primarily due to an increase in premiums collected in excess of paid losses due to the growth during the year. As of December 31, 2017, we held $9.5 billion in short-term investments and U.S. Treasury securities. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments in the event our cash flow from operations were to be negative. See Item 1A, “Risk

App.-A-61

Factors,” in our Form 10-K filed with the Securities and Exchange Commission (SEC) for a discussion of certain matters that may affect our portfolios and capital position.

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

Insurance companies are required to satisfy regulatory surplus and premiums written to surplus ratio requirements. As of December 31, 2017, our consolidated statutory surplus was $9.7 billion, compared to $8.6 billion at December 31, 2016. Our net premiums written-to-surplus ratio was 2.8 to 1 at year-end 2017, compared to 2.7 to 1 at year-end 2016 and 2015. At year-end 2017, we also had access to $1.6 billion of securities held in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth or for other purposes. We used $655 million of available funds to pay the annual variable dividend in February 2018.

Insurance companies are also required to satisfy risk-based capital ratios. Our insurance subsidiaries’ risk-based capital ratios are in excess of applicable minimum regulatory requirements in all material respects. These ratios are determined by a series of dynamic surplus-related calculations required by the laws of various states that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting). Nonetheless, the payment of dividends by our insurance subsidiaries are subject to certain limitations. See Note 8 – Statutory Financial Information for additional information on insurance subsidiary dividends and Note 15 – Redeemable Noncontrolling Interest for information on the dividend restriction under the ARX stockholders’ agreement.

In connection with the April 2015 acquisition of a controlling interest in ARX, The Progressive Corporation entered into a stockholders’ agreement with the other ARX stockholders. As part of the stockholders’ agreement, the minority ARX shareholders have the right to “put” their ARX shares to Progressive in two installments, one in early 2018 and one in early 2021, and Progressive has the ability to “call” a portion of the outstanding shares shortly thereafter. If these rights are exercised in full when available, our ownership stake in ARX capital stock will exceed 80% in 2018 and will reach 100% in 2021. At December 31, 2017, Progressive owned 69% of ARX’s capital stock and recorded $503.7 million of redeemable noncontrolling interest, which represented its liability to acquire the remaining 31% of ARX. Based on these put or call rights, Progressive would be required to pay approximately $180 million during the second quarter 2018 if its ownership of ARX’s capital stock increased to 80%, and approximately $310 million if all rights were exercised in full. See Note 15 – Redeemable Noncontrolling Interest for further information, including the calculation of the purchase prices.

We seek to deploy our capital in a prudent manner and use multiple data sources and modeling tools to estimate the frequency, severity, and correlation of identified exposures, including, but not limited to, catastrophic and other insured losses, natural disasters, and other significant business interruptions, to estimate our potential capital needs. Management views our capital position as consisting of three layers, each with a specific size and purpose:

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

App.-A-62

At all times during the last two years, our total capital exceeded the sum of our regulatory capital layer plus our self-constructed extreme contingency layer. At December 31, 2017, we held total capital (debt plus shareholders’ equity) of $12.6 billion, compared to $11.1 billion at December 31, 2016.

Based upon our capital planning and forecasting efforts, we believe that we have sufficient capital resources and cash flows from operations to support our current business, scheduled principal and interest payments on our debt, our contractual obligations (including obligations to purchase ARX capital stock), and other expected capital requirements for the foreseeable future. Nevertheless, as our premiums grow, our need for additional regulatory capital also grows. We likely will need to raise additional capital in the next 12 months to support our anticipated premium growth. It is possible that a capital-raising transaction involving debt securities could cause our debt-to-total capital ratio to exceed 30% for a period of time. We are currently considering our capital-raising options; however, we do not currently expect to issue additional common shares to raise capital.

B. Commitments, Contingencies and Other Off-Balance-Sheet Arrangements
Contractual Obligations
A summary of our noncancelable contractual obligations as of December 31, 2017, follows:

	Payments due by period
(millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt	$3,337.1	$25.0	$12.1	$500.0	$2,800.0
Interest payments on debt[1]	2,640.8	141.9	282.2	263.1	1,953.6
Operating leases	152.3	53.6	72.7	24.9	1.1
Purchase obligations	546.3	434.3	103.4	5.5	3.1
Catastrophe excess of loss reinsurance contracts[2]	90.7	72.0	18.7	0	0
Loss and loss adjustment expense reserves	13,087.7	6,630.1	4,165.3	1,123.7	1,168.6
Total	$19,854.9	$7,356.9	$4,654.4	$1,917.2	$5,926.4
1 Amounts include variable rate interest on the ARX debt for which we assumed the rates in effect as of December 31, 2017, would be applied to all relevant future periods. See Note 4 – Debt for further discussion on the interest rates and maturity dates.
2 The insurance operations of ARX have several multiple-layer property catastrophe excess of loss reinsurance contracts with various reinsurers with terms ranging from one to three years.
Purchase obligations represent our noncancelable commitments for goods and services (e.g., software licenses, maintenance on information technology equipment, and media placements). Unlike many other forms of contractual obligations, loss and LAE reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates based on our recent payment patterns. To further understand our claims payments, see Note 6 – Loss and Loss Adjustment Expense Reserves. The majority of the loss and LAE reserves in our Property business are paid in less than one year.
During the last three years, the only other significant new contractual commitments we entered outside the ordinary course of business were the issuance of $850 million of our 4.125% Senior Notes due 2047, $500 million of our 2.45% Senior Notes due 2027, and $400 million of our 3.70% Senior Notes due 2045 and the put and call rights included in the ARX stockholders’ agreement, as discussed in more detail in Note 15 – Redeemable Noncontrolling Interest.

Off-Balance-Sheet Arrangements
During the last two years, our off-balance-sheet leverage included derivative positions (as disclosed in Note 2 – Investments), operating leases, and purchase obligations (disclosed in the table above and Note 13 – Commitments and Contingencies). We did not have any open derivative positions at December 31, 2017 and 2016. We did not have any U.S. Treasury futures contracts during 2017. During 2016 and 2015, we opened and closed, within the same year, U.S. Treasury futures contracts as a means to manage the overall duration of our fixed-income portfolio and recorded net realized gains of $0.3 million and $2.5 million, respectively.

App.-A-63

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
The following table shows the composition of our companywide net premiums written, by segment, for the years ended December 31:

	2017	2016	2015
Personal Lines
Agency	43%	43%	45%
Direct	42	42	41
Total Personal Lines[1]	85	85	86
Commercial Lines	11	11	11
Property[2]	4	4	3
Total underwriting operations	100%	100%	100%
1Personal auto represented 93% of our total Personal Lines net premiums written in 2017, and 92% in 2016 and 2015; our special lines products accounted for the balance.
2We began reporting our Property business as a segment on April 1, 2015, upon acquisition of a controlling interest in ARX; Property business written prior to that date was negligible.
Our Personal Lines segment writes both personal auto and special line products (e.g., motorcycles, watercraft, and RVs). We currently write our Personal Lines products in all 50 states. We also offer our personal auto product (not special lines products) in the District of Columbia. Our personal auto policies are primarily written for 6-month terms, while the special lines products are written for 12-month terms.
Our Commercial Lines business writes primary liability, physical damage, and other auto-related insurance for automobiles and trucks owned and/or operated predominantly by small businesses. While we continue to write over 90% of our Commercial Lines business through the independent agency channel, the amount of business written through the direct channel continued to grow over the prior year. We write Commercial Lines business in all 50 states and most of our policies in this business are written for 12-month terms.
Our Property business writes residential property insurance (single family homes, condominium unit owners, rental coverage, etc.) for homeowners, other property owners, and renters. Our Property business primarily consists of the operations of the ARX organization. ARX wholly owns or controls the insurance companies that we refer to in the aggregate as “ASI.” Over the next few years, we will be transitioning from the ASI brand to the Progressive brand. We write the majority of our Property business through the independent agency channel; however, we continue to expand the distribution of our Property product offerings in the direct channel. As of December 31, 2017, ASI wrote residential property insurance in 41 states and the District of Columbia and flood insurance in 43 states and the District of Columbia. ASI and Progressive also wrote renters insurance in 41 states and the District of Columbia. Florida and Texas represented 48%, 54%, and 57% of the net premiums written in the Property business in 2017, 2016, and 2015, respectively. Property policies are written on a 12-month term.

B. Profitability
Profitability for our underwriting operations is defined by pretax underwriting profit, which is calculated as net premiums earned plus fees and other revenues less losses and loss adjustment expenses, policy acquisition costs, and other underwriting expenses. We also use underwriting margin, which is underwriting profit or loss expressed as a percentage of net premiums

App.-A-64

earned, to analyze our results. For the three years ended December 31, our underwriting profitability results were as follows:

	2017		2016		2015
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
($ in millions)	$	Margin	$	Margin	$	Margin
Personal Lines
Agency	$839.6	7.5%	$492.8	5.0%	$713.2	7.8%
Direct	683.7	6.3	412.2	4.4	403.4	4.9
Total Personal Lines	1,523.3	6.9	905.0	4.7	1,116.6	6.5
Commercial Lines	214.1	7.7	155.2	6.4	318.3	15.9
Property[1]	(50.3)	(5.1)	32.5	3.8	61.3	10.1
Other indemnity[2]	(0.2)	NM	(1.6)	NM	(1.0)	NM
Total underwriting operations	$1,686.9	6.6%	$1,091.1	4.9%	$1,495.2	7.5%
1 We began reporting our Property business as a segment on April 1, 2015, when we acquired a controlling interest in ARX. For the years ended December 31, 2017, 2016, and 2015, amounts include $66.2 million, $62.1 million, and $46.8 million, respectively, of amortization expense predominately associated with the acquisition of a controlling interest in ARX. Although this expense is included in our Property segment, it is not reported in the consolidated results of ARX and, therefore, does not affect the value of the noncontrolling interest and will not affect amounts payable pursuant to the put and call rights under the ARX stockholders’ agreement.
2 Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.
Our underwriting profit for 2017 was favorably impacted by lower than anticipated personal and commercial auto claims frequency throughout the year, as well as higher earned premium per policy on both our Personal Lines and Commercial Lines businesses, reflecting rate increases taken during 2016 and into 2017. These favorable impacts were partially offset by significant catastrophe losses during 2017.

App.-A-65

Further underwriting results for our Personal Lines business, including results by distribution channel, the Commercial Lines business, the Property business, and our underwriting operations in total, as defined in Note 10 – Segment Information, were as follows:

Underwriting Performance[1]	2017	2016	2015
Personal Lines – Agency
Loss & loss adjustment expense ratio	73.0	75.3	72.6
Underwriting expense ratio	19.5	19.7	19.6
Combined ratio	92.5	95.0	92.2
Personal Lines – Direct
Loss & loss adjustment expense ratio	74.1	76.8	75.0
Underwriting expense ratio	19.6	18.8	20.1
Combined ratio	93.7	95.6	95.1
Total Personal Lines
Loss & loss adjustment expense ratio	73.6	76.1	73.7
Underwriting expense ratio	19.5	19.2	19.8
Combined ratio	93.1	95.3	93.5
Commercial Lines
Loss & loss adjustment expense ratio	70.3	71.9	62.4
Underwriting expense ratio	22.0	21.7	21.7
Combined ratio	92.3	93.6	84.1
Property
Loss & loss adjustment expense ratio	70.8	63.2	57.3
Underwriting expense ratio[2]	34.3	33.0	32.6
Combined ratio[2]	105.1	96.2	89.9
Total Underwriting Operations[3]
Loss & loss adjustment expense ratio	73.1	75.1	72.1
Underwriting expense ratio	20.3	20.0	20.4
Combined ratio	93.4	95.1	92.5
Accident year – Loss & loss adjustment expense ratio[4]	73.0	75.5	73.7
1 Ratios are expressed as a percentage of net premiums earned; fees and other revenues are deducted from underwriting expenses in the ratio calculations.
2 Included in 2017, 2016, and 2015, are 6.7 points, 7.2 points, and 7.7 points, respectively, of amortization expense predominately associated with our acquisition of a controlling interest in ARX. Excluding this expense, the Property business would have reported expense ratios of 27.6, 25.8, and 24.9, and combined ratios of 98.4, 89.0, and 82.2 for 2017, 2016, and 2015, respectively.
3 Combined ratios for the other indemnity businesses are not presented separately due to the low level of premiums earned by, and the variability of loss costs in, such businesses. For the years ended December 31, 2017, 2016, and 2015, these businesses generated an underwriting loss of $0.2 million, $1.6 million, and $1.0 million, respectively.
4 The accident year ratios include only the losses that occurred during the period noted. As a result, accident period results will change over time, either favorably or unfavorably, as we revise our estimates of loss costs when payments are made or reserves for that accident period are reviewed.

App.-A-66

Losses and Loss Adjustment Expenses (LAE)

(millions)	2017	2016	2015
Change in net loss and LAE reserves	$1,349.8	$973.2	$702.4
Paid losses and LAE	17,458.2	15,906.4	13,639.6
Total incurred losses and LAE	$18,808.0	$16,879.6	$14,342.0
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
Our total loss and loss adjustment expense ratio decreased 2.0 points in 2017 and increased 3.0 points in 2016, compared to the prior year. Our accident year loss and LAE ratio, which excludes the impact of prior accident year reserve development during each calendar year, decreased 2.5 points in 2017 and increased 1.8 points in 2016. Several factors that contributed to the year-over-year changes are discussed below and include catastrophe losses, changes in severity and frequency, and prior accident year reserve development. The increase in catastrophe losses for the year were more than offset by lower auto frequency.
We experienced severe weather conditions in several areas of the country during each of the last three years. Hail storms, tornadoes, wind, and flooding contributed to catastrophe losses each year, as well as relatively significant hurricane activity in 2017. The following table shows catastrophe losses incurred for the years ended December 31:

($ in millions)	2017		2016		2015
Vehicle businesses	$531.2		$381.1		$152.6
Property business, net of reinsurance (excluding ASL)	303.5		170.7		101.9
Reinsurance recoverable on ASL[1]	(4.2)		—		—
Property business, net	299.3		170.7		101.9
Total catastrophe losses incurred	$830.5		$551.8		$254.5
Increase to combined ratio	3.2	pts.	2.5	pts.	1.3	pts.
1 Represents the reinsurance recoverable recorded on the losses under our aggregate stop-loss agreement (ASL); including allocated loss adjustment expense costs, the balance in our reinsurance recoverable on the ASL at December 31, 2017, was $4.6 million.
The catastrophe losses in 2017 were primarily due to severe storms in Colorado, Florida, Minnesota, and Texas, including Hurricanes Harvey and Irma. We have responded, and will continue to respond, promptly to catastrophic events when they occur in order to provide exemplary claims service to our customers.
We do not have catastrophe-specific reinsurance for our vehicle businesses, but we reinsure most of our Property business against various risks, including, but not limited to, catastrophic losses.
In general, the loss and LAE from a single catastrophic event has to exceed $50 million before we are covered by our property catastrophe excess of loss reinsurance. In addition, during 2017 our Property business was covered by an aggregate stop-loss reinsurance agreement, which covered all 2017 accident year losses and allocated loss adjustment expenses (ALAE), except those from named storms and liability claims, and provided $200 million of coverage if ASI’s applicable loss and ALAE ratio for the full year exceeded 63%. The aggregate stop-loss agreement has been renewed for 2018, under substantially the same terms. Certain of our property catastrophe excess of loss agreements expire in the second quarter 2018; the remainder were written for multi-year terms. For those that are expiring, our intent is to replace them with agreements providing similar coverage, if then available in the market on reasonable terms.
Pursuant to the excess of loss reinsurance coverages, our Property business losses from Hurricane Irma were limited to $50 million. On a gross basis, including losses and LAE, the Property business had losses from Hurricane Irma of $162.3 million. Our Property business losses and LAE from Hurricane Harvey did not exceed the $50 million threshold.
The aggregate severe thunderstorm activity in our Property business during 2017 was $257.9 million, including loss and LAE, which caused the applicable loss and LAE ratio under the aggregate stop-loss agreement to exceed the 63% threshold. As a

App.-A-67

result, we recorded a $4.6 million reinsurance recoverable under that agreement, as discussed in the table, along with the related footnote, above.
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

•
2017 - Severity increased about 5% for our property damage coverage, about 4% for our personal injury protection (PIP) coverage, and 2% for our bodily injury coverage, while collision coverage was flat.

•	2016 - Severity increased about 5% for our PIP coverage, about 3% for our property damage coverage, about 4% for collision coverage, and 2% for our bodily injury coverage.

•	2015 - Severity increased about 1% for our PIP coverage, about 3% for our property damage coverage, and about 4% for collision coverage, while severity in our bodily injury coverage was down about 2%.
On a calendar-year basis, our commercial auto products incurred severity increased 7% in 2017, compared to a 17% increase in 2016, and a 6% increase in 2015. Almost a quarter of the severity increase in 2017 reflects a shift in the mix of business to for-hire trucking, which has higher average severity than the business auto and contractor market tiers.
It is a challenge to estimate future severity, especially for bodily injury and PIP claims, but we continue to monitor changes in the underlying costs, such as medical costs, health care reform, and jury verdicts, along with regulatory changes and other factors that may affect severity.
Our incurred frequency of personal auto accidents, on a calendar-year basis, was down about 3% in 2017, flat in 2016, and up about 2% in 2015, compared to the prior-year periods.

•	2017 - Frequency decreased about 5% for our PIP coverage, about 4% for our collision coverage, about 3% for our property damage coverage, and 2% for our bodily injury coverage.

•
2016 - Our collision coverage had a decrease in frequency of about 1%. Our property damage coverage frequency was relatively flat, while our PIP and bodily injury coverages had an increase in frequency of about 1% and 3%, respectively.

•	2015 - Our property damage and collision coverages had an increase in frequency of about 1% and approximately 2%-3% for our bodily injury and PIP coverages.
On a year-over-year basis, incurred frequency in our Commercial Lines business saw a decrease of about 3% for 2017, an increase of about 4% for 2016, and was relatively flat in 2015. The 2017 frequency decrease was consistent with our expectations, as we imposed underwriting restrictions during the second half of 2016 and the first quarter of 2017 in higher frequency segments to manage profitability.
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

App.-A-68

The table below presents the actuarial adjustments implemented and the loss reserve development experienced in the years ended December 31:

($ in millions)	2017		2016		2015
ACTUARIAL ADJUSTMENTS
Reserve decrease (increase)
Prior accident years	$138.5		$142.6		$95.1
Current accident year	(19.8)		(6.2)		97.0
Calendar year actuarial adjustments	$118.7		$136.4		$192.1
PRIOR ACCIDENT YEARS DEVELOPMENT
Favorable (unfavorable)
Actuarial adjustments	$138.5		$142.6		$95.1
All other development	(164.4)		(55.1)		220.0
Total development	$(25.9)		$87.5		$315.1
(Increase) decrease to calendar year combined ratio	(0.1	) pts.	0.4	pts.	1.6	pts.
Total development consists of both actuarial adjustments and “all other development.” The actuarial adjustments represent the net changes made by our actuarial staff to both current and prior accident year reserves based on regularly scheduled reviews. Through these reviews, our actuaries identify and measure variances in the projected frequency and severity trends, which allow them to adjust the reserves to reflect the current cost trends. For our Property business, 100% of the outstanding reserves are reviewed monthly and, as such, include any development on catastrophe losses as part of the actuarial adjustments. For the vehicle businesses, only a subset of our reserves is reviewed monthly as part of the actuarial adjustment process. Catastrophe losses for the vehicle businesses would be reflected in the all other development, discussed below, to the extent they related to prior year reserves. We report these actuarial adjustments separately for the current and prior accident years to reflect these adjustments as part of the total prior accident years’ development.
“All other development” represents claims settling for more or less than reserved, emergence of unrecorded claims at rates different than anticipated in our incurred but not recorded (IBNR) reserves, and changes in reserve estimates on specific claims. Although we believe the development from both the actuarial adjustments and “all other development” generally results from the same factors, we are unable to quantify the portion of the reserve development that might be applicable to any one or more of those underlying factors.
Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while incurring minimal variation from the date that the reserves are initially established until losses are fully developed. As reflected in the table above, we experienced unfavorable prior year development during 2017 and favorable development during both 2016 and 2015. For 2017, we incurred unfavorable reserve development in our personal Agency auto business, which was partially offset by favorable development in our Property business. For 2016, we incurred favorable reserve development in both our Personal Lines and Property businesses, which was partially offset by unfavorable IBNR loss reserve development in our Commercial Lines business due to higher severity and frequency of late reported claims than anticipated for accident year 2015. The favorable development incurred in 2015 occurred in all our segments. See Note 6 – Loss and Loss Adjustment Expense Reserves for a more detailed discussion of the factors impacting our prior accident year development.
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
Underwriting Expenses
Our underwriting expense ratio (i.e., policy acquisition costs and other underwriting expenses, less fees and other revenues, expressed as a percentage of net premiums earned) was lower in 2016, compared to both 2017 and 2015, primarily reflecting the decrease in advertising spending that we took in the second half of 2016 to help us achieve our profitability goal in 2016.

App.-A-69

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

For the years ended December 31,	2017		2016		2015
($ in millions)	$	% Growth	$	% Growth	$	% Growth
NET PREMIUMS WRITTEN
Personal Lines
Agency	$11,685.4	16%	$10,107.6	10%	$9,230.1	1%
Direct	11,243.0	16	9,711.9	15	8,473.5	11
Total Personal Lines	22,928.4	16	19,819.5	12	17,703.6	6
Commercial Lines	3,112.7	20	2,598.3	20	2,171.2	15
Property	1,091.0	17	935.7	NA	689.6	NA
Total underwriting operations[1]	$27,132.1	16%	$23,353.5	14%	$20,564.0	10%
NET PREMIUMS EARNED
Personal Lines
Agency	$11,177.6	14%	$9,791.7	7%	$9,108.6	0%
Direct	10,769.6	15	9,396.5	15	8,185.9	10
Total Personal Lines	21,947.2	14	19,188.2	11	17,294.5	4
Commercial Lines	2,793.9	15	2,421.3	21	1,995.9	9
Property	988.8	14	864.5	NA	609.1	NA
Total underwriting operations[1]	$25,729.9	14%	$22,474.0	13%	$19,899.1	8%

December 31,	2017		2016		2015
(thousands)	#	% Growth	#	% Growth	#	% Growth
POLICIES IN FORCE
Agency auto	5,670.7	12%	5,045.4	7%	4,737.1	0%
Direct auto	6,039.1	13	5,348.3	9	4,916.2	9
Total auto	11,709.8	13	10,393.7	8	9,653.3	5
Special lines[2]	4,365.7	2	4,263.1	4	4,111.4	2
Personal Lines - total	16,075.5	10%	14,656.8	6%	13,764.7	4%
Commercial Lines	646.8	6%	607.9	9%	555.8	8%
Property	1,461.7	22%	1,201.9	12%	1,076.5	NA
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
2 Includes insurance for motorcycles, watercraft, RVs, and similar items.
At year-end 2017, we had approximately 1.7 million more policies in force than the year-ended 2016. The increase reflects both an increase in new applications (i.e., policies sold) and lengthening retention. For the Property business, the significant increase in policies in force is primarily attributable to state expansion in each year, as well as more competitive product offerings and growth in our auto/home bundled offerings.
Although new policies are necessary to maintain a growing book of business, we continue to recognize the importance of retaining our current customers as a critical component of our continued growth. As shown in the tables below, we measure retention by policy life expectancy. We disclose our changes in policy life expectancy using a trailing 12-month period, since we believe this measure is indicative of recent experience, mitigates the effects of month-to-month variability, and addresses seasonality. We also review our customer retention for our personal auto products using a trailing 3-month period. Although

App.-A-70

using a trailing 3-month measure does not address seasonality and can reflect more volatility, this measure is more responsive to current experience and can be an indicator of how our retention rates are moving.
To analyze growth, we review new policies, rate levels, and the retention characteristics of our segments.
D. Personal Lines
The following table shows our year-over-year changes for our Personal Lines business:

	Growth Over Prior Year
	2017	2016	2015
APPLICATIONS
New	15%	12%	7%
Renewal	7%	5%	1%
WRITTEN PREMIUM PER POLICY - AUTO	5%	5%	4%
RETENTION MEASURES - AUTO
Policy life expectancy
Trailing 3-months	12%	3%	5%
Trailing 12-months	7%	5%	(1)%
In our Personal Lines business, the increase in both new and renewal applications primarily reflected increases in our personal auto products, which we attribute to our competitive product offerings and position in the marketplace that, in part, reflects our increase in advertising spend during 2017. Rate increases taken in our auto businesses during 2016 and into 2017, in addition to a shift in business mix, contributed to the increase we experienced in written premium per policy for 2017. For the year ended December 31, 2017, written premium per policy increased about 4% for new auto business and 6% for renewal auto business, compared to 2016.
We report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by distribution channel.
The Agency Business

	Growth Over Prior Year
	2017	2016	2015
Auto: new applications	21%	18%	2%
renewal applications	7%	2%	(4)%
written premium per policy	6%	5%	4%
Auto retention measures:
policy life expectancy - trailing 3-months	14%	5%	5%
trailing 12-months	8%	7%	(2)%
The Agency business includes business written by more than 35,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. During 2017, we generated new Agency auto application growth in 37 states, including eight of our top 10 largest Agency states. The new policy growth resulted from increases in demand from agents, as indicated by a solid increase in our quote volume, as well as better meeting the needs of end consumers, as evidenced by a year-over-year increase of about 10% in our rate of conversion (i.e., converting a quote to a sale). We had double-digit new auto application growth on a year-over-year basis in each of our consumer segments (e.g., inconsistently insured, consistently insured and maybe a renter, homeowners who do not bundle auto and home, and homeowners who bundle auto and home), with our bundled home and auto customers, the consumer segment we refer to as “Robinsons,” growing five times more than the other consumer segments combined, albeit on a smaller base.
Written premium per policy for new and renewal Agency auto business increased 5% and 6%, respectively, during 2017, compared to last year, primarily reflecting rate increases taken during 2016 and into 2017. We continued to see our retention metrics improve.

App.-A-71

The Direct Business

	Growth Over Prior Year
	2017	2016	2015
Auto: new applications	16%	9%	13%
renewal applications	9%	10%	5%
written premium per policy	5%	5%	4%
Auto retention measures:
policy life expectancy - trailing 3-months	10%	1%	5%
trailing 12-months	4%	4%	0%
The Direct business includes business written directly by Progressive on the Internet, through mobile devices, and over the phone. During the current year, we generated new Direct auto application growth in 44 states and the District of Columbia, including all of our top 10 largest Direct states, reflecting an increase in our Direct auto quotes and rate of conversion by about 11% and 5%, respectively.
New and renewal applications increased on a year-over-year basis during 2017, primarily reflecting our competitiveness in the marketplace and a 30% increase in advertising spend, following the reduction we took in the second half of 2016 to help meet our profitability goal. Similar to the Agency business, we grew our new Direct auto applications double digits across all consumer segments and, with the marketing investments that targeted auto/home bundlers, we grew our Direct Robinsons applications more than three times as fast as our other consumer segments, albeit on a smaller base.
Written premium per policy for new and renewal Direct auto business increased 4% and 6%, respectively, during 2017, compared to last year, primarily reflecting rate increases taken during 2016 and into 2017. Our policies in force increased in all our consumer segments and, like in the Agency channel, experienced the strongest growth in our bundled auto/home customers.

E. Commercial Lines

	Growth Over Prior Year
	2017	2016	2015
New applications	1%	11%	15%
Renewal applications	8%	7%	0%
Written premium per policy	12%	10%	8%
Policy life expectancy - trailing 12-months	(4)%	6%	13%

Our Commercial Lines business operates in the business auto, for-hire transportation, contractor, for-hire specialty, tow, and for-hire livery markets and is primarily written in the agency channel. Commercial Lines was able to grow new applications 1% year-over-year in 2017, despite experiencing negative growth during the first half of the year. During 2017, we lifted underwriting restrictions imposed during the second half of 2016 and into 2017 to address certain business markets not meeting profitability targets. During the second half of 2017, our year-over-year new application growth was 17%. The strong new business application growth we generated in 2016 led to solid growth in renewal applications during 2017. These applications primarily consisted of 12-month policies that have started to renew in 2017. During the second half of 2016 and into 2017, we also increased rates and experienced shifts in business mix, which contributed to the increase in our written premium per policy during the year. The decrease in policy life expectancy during 2017 was primarily attributable to the rate increases taken during 2016 and into 2017.
F. Property

	Growth Over Prior Year
	2017	2016[1]
New applications	48%	17%
Renewal applications	16%	7%
Written premium per policy	(5)%	(7)%
1Property business prior to the April 1, 2015, acquisition of a controlling interest in ARX was negligible. 2016 new and renewal application growth was calculated using application counts from the last nine months of 2016, for comparability to application counts from 2015. Written premium per policy growth reflects 12 months of activity for 2016, compared to nine months for 2015.

App.-A-72

Our Property business writes residential property insurance for homeowners, other property owners, and renters in the agency and direct channels. The significant growth in new applications is largely attributable to state expansion that occurred during 2016 and 2017 in both Property business written by ASI and Progressive’s renters business, more competitive product offerings, as well as momentum in growing Robinsons through our Platinum agency offering. Written premium per policy decreased in 2017, reflecting a relative increase in the renters business, which has lower premiums per policy.
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
H. Income Taxes
A deferred tax asset or liability is a tax benefit or expense that is expected to be realized in a future tax return. At both December 31, 2017 and 2016, we reported net deferred tax liabilities. We determined that we did not need a valuation allowance on our gross deferred tax assets for either year. Although realization of the gross deferred tax assets is not assured, management believes it is more likely than not that the gross deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.

At December 31, 2017 and 2016, we had net current income taxes payable of $23.8 million and $41.2 million, respectively, which were reported as part of “other liabilities.”

Our effective tax rate was 25% for 2017, compared to 28% and 32% for 2016 and 2015, respectively. The decrease in the effective rate during 2017, compared to 2016, primarily reflects the recognition of $99.5 million of federal tax benefits from the revaluation of our net deferred tax liabilities to the new federal corporate income tax rate of 21%, from the previous rate of 35%, under the legislation commonly known as the Tax Cuts and Jobs Act of 2017 (see “Tax Reform” under the Overview section of this Management’s Discussion and Analysis for further information). The decrease in the effective rate in both 2017 and 2016, compared to 2015, also reflects $48.7 million and $58.7 million, respectively, of federal tax benefits resulting from our investments in renewable energy; all of the expected tax benefits from these investments were recorded in our income tax provision during 2017 and 2016, respectively.

Consistent with prior years, we had no uncertain tax positions.

See Note 5 – Income Taxes for further information.

App.-A-73

IV.   RESULTS OF OPERATIONS – INVESTMENTS
A. Portfolio Summary
At year-end 2017, the fair value of our investment portfolio was $27.3 billion, approximately 16% greater than at year-end 2016, reflecting operating and investment returns and our debt issuance, which together more than offset our use of capital during the year, including share repurchases, debt servicing and repurchases, and shareholder dividends. Our investment income (interest and dividends) increased 18% in 2017 and 5% in 2016, as compared to the prior years, reflecting higher average assets in both periods. In 2017, we recognized $99.2 million in net realized gains on securities held in our investment portfolios, compared to $110.8 million and $112.7 million in 2016 and 2015, respectively. During 2017 and 2016, we also recorded write-downs of $49.6 million and $59.7 million, respectively, related to an “other asset” impairment on three renewable energy tax credit fund investments.
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

The following summarizes investment results for the years ended December 31:

	2017	2016	2015
Pretax recurring investment book yield	2.4%	2.3%	2.4%
Weighted average FTE book yield	2.6%	2.6%	2.7%
FTE total return:
Fixed-income securities	3.0%	2.9%	1.7%
Common stocks	21.8%	12.8%	0.8%
Total portfolio	5.2%	4.0%	1.6%
The higher fixed-income returns in both 2017 and 2016, as compared to the prior year, reflected a narrowing of credit spreads (additional yield on non-treasury bonds relative to treasury securities similar in maturity), which resulted in increased valuations in both years, despite the rise in benchmark treasury rates. The higher common stock return in both 2017 and 2016, as compared to the prior year, reflected a higher overall equity market return in both years.
A further break-down of our FTE total returns for our portfolio, including the net gains (losses) on our derivative positions, for the years ended December 31, follows:

	2017	2016	2015
Fixed-income securities:
U.S. Treasury Notes	1.2%	(0.5)%	0%
Municipal bonds	4.9%	2.3%	4.2%
Corporate bonds	3.0%	4.6%	2.7%
Residential mortgage-backed securities	4.7%	3.5%	1.9%
Commercial mortgage-backed securities	4.0%	3.9%	1.7%
Other asset-backed securities	1.8%	1.8%	0.8%
Preferred stocks	12.9%	11.0%	0.4%
Common stocks:
Indexed	22.7%	12.4%	1.8%
Actively managed	7.8%	20.8%	(7.0)%

App.-A-74

C. Portfolio Allocation
The composition of the investment portfolio at December 31, was:

($ in millions)	Fair Value	% of Total Portfolio	Duration (years)	Rating[1]
2017
Fixed maturities	$20,201.7	74.1%	2.8	AA-
Nonredeemable preferred stocks	803.8	2.9	3.3	BBB-
Short-term investments	2,869.4	10.5	<0.1	AA-
Total fixed-income securities	23,874.9	87.5	2.5	AA-
Common equities	3,399.8	12.5	na	na
Total portfolio[2,3]	$27,274.7	100.0%	2.5	AA-

2016
Fixed maturities	$16,243.8	69.2%	2.6	A+
Nonredeemable preferred stocks	853.5	3.6	3.1	BBB-
Short-term investments	3,572.9	15.2	0.2	AA-
Total fixed-income securities	20,670.2	88.0	2.2	A+
Common equities	2,812.4	12.0	na	na
Total portfolio[2,3]	$23,482.6	100.0%	2.2	A+
na = not applicable

1 Represents ratings at December 31, 2017 and 2016. Credit quality ratings are assigned by nationally recognized statistical rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between AAA and AA+, we would assign an internal rating of AAA-.
2 Our portfolio reflects the effect of unsettled security transactions and collateral on open derivative positions; at December 31, 2017, $5.8 million was included in “other assets,” compared to $27.8 million in “other liabilities” at December 31, 2016.
3 The total fair value of the portfolio at December 31, 2017 and 2016, included $1.6 billion and $1.3 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.
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

App.-A-75

The following tables show the composition of our Group I and Group II securities at December 31, 2017 and 2016:

	2017		2016
($ in millions)	Fair Value	% of Total Portfolio	Fair Value	% of Total Portfolio
Group I securities:
Non-investment-grade fixed maturities	$404.8	1.5%	$356.2	1.5%
Redeemable preferred stocks[1]	147.4	0.5	135.3	0.6
Nonredeemable preferred stocks	803.8	2.9	853.5	3.6
Common equities	3,399.8	12.5	2,812.4	12.0
Total Group I securities	4,755.8	17.4	4,157.4	17.7
Group II securities:
Other fixed maturities[2]	19,649.5	72.1	15,752.3	67.1
Short-term investments	2,869.4	10.5	3,572.9	15.2
Total Group II securities	22,518.9	82.6	19,325.2	82.3
Total portfolio	$27,274.7	100.0%	$23,482.6	100.0%

1 Includes non-investment-grade redeemable preferred stocks of $83.8 million and $78.7 million at December 31, 2017 and 2016, respectively.
2 Includes investment-grade redeemable preferred stocks, with cumulative dividends, of $63.6 million at December 31, 2017 and $56.6 million at December 31, 2016.
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
Unrealized Gains and Losses
As of December 31, 2017, our portfolio had pretax net unrealized gains, recorded as part of accumulated other comprehensive income, of $1,997.6 million, compared to $1,449.1 million at December 31, 2016.
During the year, the net unrealized gains in our fixed-income portfolio increased $22.6 million, the result of a tightening in credit spreads in our non-treasury securities, partially offset by sales of securities with net realized gains in our nonredeemable preferred stock, residential mortgage-backed, and corporate portfolios. The net unrealized gains in our common stock portfolio increased $525.9 million during 2017, reflecting changes in the broad equity market during the year, adjusting for net gains recognized on security sales.
See Note 2 – Investments for further details on our gross unrealized gains and losses.

App.-A-76

Other-Than-Temporary Impairment (OTTI)
Realized losses may include write-downs of securities determined to have had other-than-temporary declines in fair value. The write-down activity recorded in the comprehensive income statements for the years ended December 31, was as follows:

(millions)	Total Write-downs	Write-downs on Securities Sold	Write-downs on Securities Held at Period End
2017
Commercial mortgage-backed securities	$0.4	$0	$0.4
Common equities	14.5	(3.3)	11.2
Total investment portfolio	14.9	(3.3)	11.6
Other assets[1]	49.6	0	49.6
Total write-downs	$64.5	$(3.3)	$61.2
2016
Redeemable preferred stocks[2]	$25.4	$(0.1)	$25.3
Common equities	1.7	(1.4)	0.3
Total investment portfolio	27.1	(1.5)	25.6
Other assets[1]	59.7	0	59.7
Total write-downs	$86.8	$(1.5)	$85.3
2015
Common equities	$23.8	$(15.1)	$8.7
1 Reflects impairments of renewable energy investments under which the future pretax cash flows are expected to be less than the carrying value of the assets.
2 Reflects a change in our intent to hold the securities to a recovery of their respective cost bases.
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

Fixed-Income Securities
The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. The fixed-maturity securities and short-term investments, as reported on the balance sheets at December 31, were comprised of the following:

	2017		2016
($ in millions)	Fair Value	% of Total	Fair Value	% of Total
Investment-grade fixed maturities	$22,039.9	95.5%	$18,933.3	95.5%
Non-investment-grade fixed maturities[1]	1,031.2	4.5	883.4	4.5
Total	$23,071.1	100.0%	$19,816.7	100.0%
1 Non-investment-grade fixed-maturity securities are non-rated or have a credit quality rating of an equivalent BB+ or lower, classified by ratings from NRSROs. The non-investment-grade securities based upon NAIC ratings and our Group I modeling were $488.6 million and $434.9 million at December 31, 2017 and 2016, respectively.

A primary exposure for the fixed-income portfolio is interest rate risk, which includes the change in value resulting from movements in the underlying market rates of debt securities held. We manage this risk by maintaining the portfolio’s duration (a measure of the portfolio’s exposure to changes in interest rates) between 1.5 and 5 years. The duration of the fixed-income portfolio was 2.5 years at December 31, 2017, compared to 2.2 years at December 31, 2016, reflecting our preference for shorter duration positioning during times of low interest rates. We lengthened our portfolio duration modestly during the fourth quarter in response to higher interest rates. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) is monitored on a regular basis.

App.-A-77

The duration distribution of our fixed-income portfolio, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, at December 31, was:

Duration Distribution	2017	2016
1 year	19.8%	25.9%
2 years	15.7	13.4
3 years	27.0	24.2
5 years	24.1	21.4
7 years	8.7	11.1
10 years	4.7	4.2
20 years	0	(0.2)
30 years	0	0
Total fixed-income portfolio	100.0%	100.0%

The negative duration in the 20-year category in 2016 arises from the variable rate nature of the dividends on some of our preferred stocks. If not called at their call dates, the dividends on these securities will reset from a fixed rate to a floating rate, which could cause these securities to trade at a discount and, therefore, with a negative duration as the securities’ valuation will likely rise if the floating rate moves higher.

Another primary exposure related to the fixed-income portfolio is credit risk. This risk is managed by maintaining an A+ minimum average portfolio credit quality rating, as defined by NRSROs, which was successfully maintained during both 2017 and 2016.
The credit quality distribution of the fixed-income portfolio at December 31, was:

Rating	2017	2016
AAA	45.8%	35.7%
AA	13.6	19.1
A	12.2	15.3
BBB	23.2	24.3
Non-investment grade/non-rated:[1]
BB	3.6	3.7
B	1.0	0.6
CCC and lower	0.1	0.3
Non-rated	0.5	1.0
Total fixed-income portfolio	100.0%	100.0%

1 The ratings in the table above are assigned by NRSROs. The non-investment grade fixed-income securities based upon our Group I classification represented 2.6% of the total fixed-income portfolio at December 31, 2017, compared to 3.4% at December 31, 2016.

The changes in credit quality profile from December 31, 2016 were the result of transactions in our portfolio that shifted the mix within the various credit categories.
Our portfolio is also exposed to concentration risk. Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state’s general obligation bonds, to 2.5% of shareholders’ equity, while the single issuer guideline on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders’ equity. Additionally, the guideline applicable to any state’s general obligation bonds is 6% of shareholders’ equity. We also consider sector concentration a risk, and we frequently evaluate the portfolio’s sector allocation with regard to internal requirements and external market factors. We consider concentration risk both overall and in the context of individual asset classes, including but not limited to common equities, residential and commercial mortgage-backed securities, municipal bonds, and high-yield bonds. At December 31, 2017 and 2016, we were within all of the constraints described above.

We monitor prepayment and extension risk, especially in our structured product and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended will have a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. Our holdings of different

App.-A-78

types of structured debt and preferred securities help manage these risks. During 2017, we did not experience significant prepayment or extension of principal relative to our cash flow expectations in the portfolio.
Liquidity risk is another risk factor we monitor. Our overall portfolio remains very liquid and we believe that it is sufficient to meet expected near-term liquidity requirements. The short-to-intermediate duration of our portfolio provides a source of liquidity, as we expect approximately $3.8 billion, or 27%, of principal repayment from our fixed-income portfolio, excluding U.S. Treasury Notes and short-term investments, during 2018. Cash from interest and dividend payments provides an additional source of recurring liquidity.
The duration of our U.S. government obligations, which are included in the fixed-income portfolio, was comprised of the following at December 31, 2017:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes
Less than one year	$129.1	0.9
One to two years	1,088.6	1.8
Two to three years	1,229.1	2.7
Three to five years	3,135.5	4.2
Five to seven years	767.3	5.9
Seven to ten years	296.3	8.7
Total U.S. Treasury Notes	$6,645.9	3.9
As of December 31, 2017, we had no interest rate swaps or treasury futures.

App.-A-79

ASSET-BACKED SECURITIES
Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gains (Losses)	% of Asset- Backed Securities	Duration (years)	Rating (at period end)
2017
Residential mortgage-backed securities:
Collateralized mortgage obligations	$404.3	$0	6.7%	1.1	A+
Home equity (sub-prime bonds)	432.4	7.9	7.1	0.2	BBB+
Residential mortgage-backed securities	836.7	7.9	13.8	0.7	A-
Commercial mortgage-backed securities	2,758.6	(1.5)	45.6	2.9	A
Other asset-backed securities:
Automobile	1,182.2	(1.8)	19.5	0.7	AAA-
Credit card	95.8	(0.1)	1.6	0.5	AAA
Student loan	538.7	2.3	8.9	1.1	AA-
Other[1]	638.0	(0.4)	10.6	2.2	A+
Other asset-backed securities	2,454.7	0	40.6	1.2	AA+
Total asset-backed securities	$6,050.0	$6.4	100.0%	1.9	A+
2016
Residential mortgage-backed securities:
Collateralized mortgage obligations	$821.3	$(4.9)	13.5%	1.1	A
Home equity (sub-prime bonds)	678.0	13.0	11.1	<0.1	BBB
Residential mortgage-backed securities	1,499.3	8.1	24.6	0.5	BBB+
Commercial mortgage-backed securities	2,253.4	(13.5)	36.9	3.7	A
Other asset-backed securities:
Automobile	1,074.9	(0.4)	17.6	0.8	AAA-
Credit card	435.3	(0.4)	7.1	0.5	AAA
Student loan	526.4	2.4	8.6	1.0	AA-
Other[1]	314.5	(1.4)	5.2	1.5	AA+
Other asset-backed securities	2,351.1	0.2	38.5	0.9	AAA-
Total asset-backed securities	$6,103.8	$(5.2)	100.0%	1.8	A+
1 Includes equipment leases, whole business securitizations, and other types of structured debt.
The decrease in asset-backed securities since December 31, 2016, is primarily due to a combination of maturities and security sales in the residential mortgage-backed sector and credit card receivables, partially offset by purchases of commercial mortgage-backed securities, automobile receivables, student loan receivables, and other asset-backed securities. See below for a further discussion of our residential and commercial mortgage-backed securities. The other asset-backed securities are not included in the discussion below due to the high credit quality, short duration, and security structure of those instruments.

App.-A-80

Residential Mortgage-Backed Securities (RMBS) The following table details the credit quality rating and fair value of our RMBSs, along with the loan classification and a comparison of the fair value at December 31, 2017, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Residential Mortgage-Backed Securities (at December 31, 2017)
		Collateralized Mortgage Obligations
($ in millions) Rating[1]	Home Equity	Agency Pass-Through	Non-Agency Prime	Alt-A2	Government/GSE[3]	Total	% of Total
AAA	$29.3	$33.4	$106.7	$3.1	$57.2	$229.7	27.4%
AA	50.2	0	28.8	27.7	1.0	107.7	12.9
A	146.4	0	17.8	14.5	0	178.7	21.4
BBB	43.7	0	14.2	0	0	57.9	6.9
Non-investment grade/non-rated:
BB	106.6	0	3.8	1.6	0	112.0	13.4
B	7.6	0	3.3	0.8	0	11.7	1.4
CCC and lower	12.5	0	7.3	0	0	19.8	2.4
Non-rated	36.1	0	24.7	58.4	0	119.2	14.2
Total fair value	$432.4	$33.4	$206.6	$106.1	$58.2	$836.7	100.0%
Increase (decrease) in value	1.9%	(1.7)%	(0.1)%	1.8%	(1.5)%	1.0%

1 The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings for our RMBSs, $236.4 million of our non-investment-grade securities are rated investment grade and classified as Group II and $26.3 million, or 3.1% of our total RMBSs, are not rated by the NAIC and are classified as Group I.
2 Represents structured securities with primary residential loans as collateral for which documentation standards for loan approval were less stringent than conventional loans; the collateral loans are often referred to as low documentation or no documentation loans.
3 The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).

The majority of our collateralized mortgage obligation (CMO) portfolio is composed of non-GSE/FHA/VA mortgage securities. In the largest part of this portfolio, we took advantage of the securitization structure to have an underlying bond split into senior and subordinated classes. We own the senior classes, which provide extra credit support to our position. During 2017, we sold exposure in our CMO positions, which had spreads that did not compensate for the risks taken due to their long durations or sensitivity to prepay and default assumptions. Our CMO portfolio decreased due to these security sales and returns of principal. Our home-equity loan-backed security portfolio decreased in value due to both sales of securities, which we deemed to be inadequately compensating us for the risks given the tight spread levels, and returns of principal.

App.-A-81

Commercial Mortgage-Backed Securities (CMBS) The following table details the credit quality rating and fair value of our CMBSs, along with a comparison of the fair value at December 31, 2017, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Commercial Mortgage-Backed Securities (at December 31, 2017)
($ in millions) Rating[1]	Multi-Borrower	Single-Borrower	Total	% of Total
AAA	$219.7	$440.5	$660.2	23.9%
AA	0	430.4	430.4	15.6
A	0	578.5	578.5	21.0
BBB	0	782.3	782.3	28.4
Non-investment grade/non-rated:
BB	10.3	264.2	274.5	9.9
B	1.0	31.7	32.7	1.2
Total fair value	$231.0	$2,527.6	$2,758.6	100.0%
Increase (decrease) in value	1.0%	(0.2)%	(0.1)%
1 The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings for our CMBSs, $306.2 million of our non-investment-grade securities are rated investment grade and classified as Group II and $1.0 million, or <0.1% of our total CMBSs, are not rated by the NAIC and are classified as Group I.

We continue to focus on single-borrower CMBS because we believe these transactions provide an opportunity to select investments based on real estate and underwriting criteria that fit our preferred credit risk and duration profile. Our multi-borrower, fixed-rate CMBS portfolio is concentrated in vintages with conservative underwriting. During the year, we increased our CMBS bond portfolio by $493.3 million, which resulted in an allocation of 91.6% to single-borrower CMBS and 8.4% to multi-borrower CMBS. We reduced duration in our CMBS portfolio from 3.7 to 2.9 years during the year as floating rate securities with short durations were added and longer duration securities that had appreciated in price were sold. The average credit quality was A at both December 31, 2017 and 2016.
MUNICIPAL SECURITIES
Included in the fixed-income portfolio at December 31, 2017 and 2016, were $2,297.1 million and $2,502.6 million, respectively, of state and local government obligations. These securities had a duration of 2.7 years and an overall credit quality rating of AA (excluding the benefit of credit support from bond insurance) at December 31, 2017, compared to 3.0 years and AA at December 31, 2016. These securities had net unrealized gains of $11.4 million at December 31, 2017, compared to net unrealized losses of $6.9 million at December 31, 2016.

The following table details the credit quality rating of our municipal securities at December 31, 2017, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2017)
(millions) Rating	General Obligations	Revenue Bonds	Total
AAA	$317.4	$500.1	$817.5
AA	374.4	773.2	1,147.6
A	1.1	287.2	288.3
BBB	40.9	2.8	43.7
Total	$733.8	$1,563.3	$2,297.1

App.-A-82

Included in revenue bonds were $892.3 million of single family housing revenue bonds issued by state housing finance agencies, of which $636.4 million were supported by individual mortgages held by the state housing finance agencies and $255.9 million were supported by mortgage-backed securities. Of the programs supported by mortgage-backed securities, approximately 25% were collateralized by Fannie Mae and Freddie Mac mortgages; the remaining 75% were collateralized by Ginnie Mae loans, which are fully guaranteed by the U.S. government. Of the programs supported by individual mortgages held by the state housing finance agencies, the overall credit quality rating was AA+. Most of these mortgages were supported by FHA, VA, or private mortgage insurance providers.

The decrease in municipal securities since December 31, 2016 was primarily due to sales and maturity activity during the year.
CORPORATE SECURITIES
Included in our fixed-income securities at December 31, 2017 and 2016, were $4,997.7 million and $4,550.9 million, respectively, of corporate securities. These securities had a duration of 2.6 years and 2.7 years at December 31, 2017 and 2016, respectively, and an overall credit quality rating of BBB at both December 31, 2017 and 2016. These securities had net unrealized gains of $0.4 million and net unrealized losses of $7.0 million at December 31, 2017 and 2016, respectively.

We increased the size of our corporate bond portfolio in 2017 as we took advantage of certain large merger and acquisition financings to add exposure at attractive levels.

The table below shows the exposure break-down by sector and rating at year-end:

Corporate Securities (at December 31, 2017)
(millions) Rating	Consumer	Industrial	Communication	Financial Services	Agency	Technology	Basic Materials	Energy	Total
AAA	$0	$0	$0	$72.7	$0.5	$0	$0	$0	$73.2
AA	0	0	0	74.2	1.2	0.1	0	32.8	108.3
A	286.1	120.5	54.0	329.8	0	5.2	31.6	38.2	865.4
BBB	1,548.6	925.3	412.2	293.0	0	249.1	78.6	105.3	3,612.1
Non-investment grade/non-rated:
BB	66.4	59.9	38.5	3.0	0	4.0	7.0	16.9	195.7
B	53.1	59.6	0	20.9	0	0	9.4	0	143.0
Total fair value	$1,954.2	$1,165.3	$504.7	$793.6	$1.7	$258.4	$126.6	$193.2	$4,997.7
At December 31, 2017, we held $873.7 million of U.S. dollar-denominated corporate bonds issued by companies that are domiciled, or whose parent companies are domiciled, in the U.K. ($165.6 million) and other European countries ($708.1 million), primarily in the consumer, financial, and industrial industries.
PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE
We hold both redeemable (i.e., mandatory redemption dates) and nonredeemable (i.e., perpetual with call dates) preferred stocks. At December 31, 2017, we held $211.0 million in redeemable preferred stocks and $803.8 million in nonredeemable preferred stocks, compared to $191.9 million and $853.5 million, respectively, at December 31, 2016. Our preferred stock portfolio had net unrealized gains of $121.5 million and $122.4 million at December 31, 2017 and 2016, respectively.

Preferred returns were strong again in 2017, following up on good performance in 2016. After two years of strong performance, the sector is less attractive than it has been in the past. As a consequence, we are holding less preferreds as a percentage of our portfolio.

App.-A-83

Our preferred stock portfolio had a duration of 2.9 years at December 31, 2017, compared to 2.4 years at December 31, 2016. The majority of our preferred securities have fixed-rate dividends until a call date and then, if not called, convert to floating-rate dividends. The interest rate duration of our preferred securities is calculated to reflect the call, floor, and floating rate features. Although a preferred security will remain outstanding if not called, its interest rate duration will reflect the variable nature of the dividend. The overall credit quality rating was BBB- at both December 31, 2017 and 2016. Our non-investment-grade preferred stocks were primarily with issuers that maintain investment-grade senior debt ratings.
The table below shows the exposure break-down by sector and rating at year-end:

Preferred Stocks (at December 31, 2017)
	Financial services
(millions) Rating	U.S. Banks	Insurance	Other Financial	Industrials	Utilities	Total
A	$47.7	$0	$10.4	$0	$0	$58.1
BBB	394.1	63.3	104.7	94.1	11.4	667.6
Non-investment grade/non-rated:
BB	162.5	42.4	0	41.4	0	246.3
B	0	0	37.8	0	0	37.8
Non-rated	0	0	0	5.0	0	5.0
Total fair value	$604.3	$105.7	$152.9	$140.5	$11.4	$1,014.8

We also face the risk that dividend payments on our preferred stock holdings could be deferred for one or more periods or skipped entirely. As of December 31, 2017, all of our preferred securities continued to pay their dividends in full and on time. Approximately 83% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable.
At December 31, 2017, we held $72.8 million of U.S. dollar-denominated redeemable preferred stocks issued by financial institutions that are domiciled, or whose parent companies are domiciled, in foreign countries.
Common Equities
Common equities, as reported on the balance sheets at December 31, were comprised of the following:

($ in millions)	2017		2016
Indexed common stocks	$3,248.4	95.6%	$2,676.2	95.2%
Managed common stocks	151.1	4.4	135.8	4.8
Total common stocks	3,399.5	100.0	2,812.0	100.0
Other risk investments	0.3	0	0.4	0
Total common equities	$3,399.8	100.0%	$2,812.4	100.0%
In our indexed common stock portfolio, our individual holdings are selected based on their contribution to the correlation with the Russell 1000 Index. For both periods reported in the table above, the GAAP basis total return was within the desired tracking error when compared to the index. We held 824 out of 978, or 84%, of the common stocks comprising the index at December 31, 2017, which made up 94% of the total market capitalization of the index.
The actively managed common stock portfolio is managed by an external investment manager. At December 31, 2017, the fair value of the actively managed portfolio was $151.1 million, compared to a cost basis of $101.9 million.

App.-A-84

The following is a summary of our indexed common stock portfolio holdings by sector compared to the Russell 1000 Index composition:

Sector	Equity Portfolio Allocation at December 31, 2017	Russell 1000 Allocation at December 31, 2017	Russell 1000 Sector Return in 2017
Consumer discretionary	14.5%	14.9%	24.1%
Consumer staples	6.4	6.9	9.8
Financial services	19.9	20.7	21.5
Health care	12.7	12.6	22.1
Materials and processing	3.6	3.8	23.9
Other energy	6.0	5.8	(1.1)
Producer durable	9.9	10.7	22.7
Technology	20.3	19.5	38.4
Utilities	4.7	5.1	6.2
Other equity	2.0	NA	NA
Total common stocks	100.0%	100.0%	21.7%
NA = Not Applicable

App.-A-85

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
A. Loss and LAE Reserves
Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2017, we had $10.9 billion of net loss and LAE reserves, which included $8.7 billion of case reserves and $2.2 billion of incurred but not recorded (IBNR) reserves. Personal auto liability and commercial auto liability reserves represent approximately 96% of our total carried net reserves. For this reason, the following discussion focuses on our vehicle businesses.
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
At December 31, 2017, Progressive had $13.1 billion of carried gross reserves and $10.9 billion of net reserves (net of reinsurance recoverables on unpaid losses). Our net reserve balance implicitly assumes that the loss and LAE severity for accident year 2017 over accident year 2016 would be 4.4% higher for personal auto liability and 9.0% higher for commercial auto liability. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlement. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.

App.-A-86

The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2017, if during 2018 we were to experience the indicated change in our estimate of severity for the 2017 accident year (i.e., claims that occurred in 2017):

	Estimated Changes in Severity for Accident Year 2017
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$7,934.4	$8,132.6	$8,330.8	$8,529.0	$8,727.2
Commercial auto liability	2,060.8	2,090.8	2,120.8	2,150.8	2,180.8
Other[1]	465.2	465.2	465.2	465.2	465.2
Total	$10,460.4	$10,688.6	$10,916.8	$11,145.0	$11,373.2
1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2017 accident year would affect our personal auto liability reserves by $99.1 million and our commercial auto reserves by $15.0 million.
Our 2017 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2017, 2016, and 2015, in the aggregate, accounted for approximately 93% of our reserve balance. If during 2017 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2017, 2016, and 2015), the effect to our year-end 2017 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2017, 2016, and 2015
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$7,244.8	$7,787.8	$8,330.8	$8,873.8	$9,416.8
Commercial auto liability	1,967.6	2,044.2	2,120.8	2,197.4	2,274.0
Other[1]	465.2	465.2	465.2	465.2	465.2
Total	$9,677.6	$10,297.2	$10,916.8	$11,536.4	$12,156.0
1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2017, 2016, and 2015 accident years would affect our personal auto liability reserves by $271.5 million and our commercial auto reserves by $38.3 million.
Our best estimate of the appropriate amount for our reserves as of year-end 2017 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is “reasonably likely” to occur. The above tables show the potential favorable or unfavorable development we will realize if our estimates miss by 2% or 4%.

App.-A-87

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
The following table stratifies the gross unrealized losses in our fixed-income and common equity portfolios at December 31, 2017, by the duration in a loss position and magnitude of the loss as a percentage of the cost of the security:

	Fair Value	Total Gross Unrealized Losses
(millions)
Fixed income:
Unrealized loss for less than 12 months	$10,421.2	$58.1
Unrealized loss for 12 months or greater	3,545.6	41.1
Total	$13,966.8	$99.2
Common equity:
Unrealized loss for less than 12 months	$13.4	$0.2
Unrealized loss for 12 months or greater	0	0
Total	$13.4	$0.2

None of these securities had a decline in investment value of greater than 15%.

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

App.-A-88

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

The quantitative goodwill impairment assessment currently consists of a two-step analysis, if necessary. The first step is to compare the fair value of a reporting unit to its carrying value, which includes the amount of goodwill allocated to the unit. We use discounted cash flow models to determine the fair value of a reporting unit. The assumptions used in these models are consistent with those we believe hypothetical marketplace participants would use. If the fair value of the reporting unit is less than its carrying value, the second step of the impairment test must be performed in order to determine whether impairment loss exists. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds its implied fair value, an impairment charge must be recognized in an amount equal to that excess.

For 2017, we elected to performed a qualitative analysis to test for impairment of the goodwill allocated to our Agency auto, ARX, and Commercial Lines reporting units. The analysis was performed by assessing certain trends and factors, actual and forecasted operating information (including growth rates and profitability), industry and macroeconomic data, and other relevant qualitative factors. The results of the qualitative analysis did not indicate a need to perform an additional quantitative analysis.

As of the evaluation date, we concluded that there were no indicators of impairment to goodwill in any of our reporting units. We believe the amount of goodwill recorded is recoverable for our reporting units; however, this does not provide assurance that goodwill will not be impaired in future periods. For additional information on goodwill, see Note 16 – Goodwill and Intangible Assets.

App.-A-89

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Investors are cautioned that certain statements in this report not based upon historical fact are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements often use words such as “estimate,” “expect,” “intend,” “plan,” “believe,” and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. Forward-looking statements are based on current expectations and projections about future events, and are subject to certain risks, assumptions and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions, and projections generally; inflation and changes in general economic conditions (including changes in interest rates and financial markets); the possible failure of one or more governmental, corporate, or other entities to make scheduled debt payments or satisfy other obligations; our ability to access capital markets and financing arrangements when needed to support growth or other capital needs, and the favorable evaluations by credit and other rating agencies on which this access depends; the potential or actual downgrading by one or more rating agencies of our securities or governmental, corporate, or other securities we hold; the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolios and other companies with which we have ongoing business relationships, including reinsurers and other counterparties to certain financial transactions or under certain government programs; the accuracy and adequacy of our pricing, loss reserving, and claims methodologies; the competitiveness of our pricing and the effectiveness of our initiatives to attract and retain more customers; initiatives by competitors and the effectiveness of our response; our ability to obtain regulatory approval for the introduction of products to new jurisdictions, for requested rate changes and the timing thereof and for any proposed acquisitions; the effectiveness of our brand strategy and advertising campaigns relative to those of competitors; legislative and regulatory developments at the state and federal levels, including, but not limited to, matters relating to vehicle and homeowners insurance, health care reform and tax law changes; the outcome of disputes relating to intellectual property rights; the outcome of litigation or governmental investigations that may be pending or filed against us; severe weather conditions and other catastrophe events; the effectiveness of our reinsurance programs; changes in vehicle usage and driving patterns, which may be influenced by oil and gas prices; changes in residential occupancy patterns and the effects of the emerging “sharing economy”; advancements in vehicle or home technology or safety features, such as accident and loss prevention technologies or the development of autonomous or partially autonomous vehicles; our ability to accurately recognize and appropriately respond in a timely manner to changes in loss frequency and severity trends; technological advances; acts of war and terrorist activities; our ability to maintain the uninterrupted operation of our facilities, systems (including information technology systems), and business functions, and safeguard personal and sensitive information in our possession, whether from cyber-attacks, other technology events or other means; our continued access to and functionality of third-party systems that are critical to our business; our continued ability to access cash accounts and/or convert securities into cash on favorable terms when we desire to do so; restrictions on our subsidiaries’ ability to pay dividends to The Progressive Corporation; possible impairment of our goodwill or intangible assets if future results do not adequately support either, or both, of these items; court decisions, new theories of insurer liability or interpretations of insurance policy provisions and other trends in litigation; changes in health care and auto and property repair costs; and other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

App.-A-90

Supplemental Information
The Progressive Corporation and Subsidiaries
Quarterly Financial and Common Share Data
(unaudited)

(millions – except per share amounts)
					Stock Price[1]
Quarter	Total Revenues	Net Income	Net Income Attributable to Progressive[2]	Per Share[3]	High	Low	Close	Rate of Return[4]	Dividends Declared Per Share[5]
2017
1	$6,321.7	$430.3	$424.3	$0.73	$40.74	$35.23	$39.18		$0
2	6,605.7	372.7	367.6	0.63	45.03	38.61	44.09		0
3	6,791.8	214.8	224.0	0.38	49.01	43.59	48.42		0
4	7,119.8	580.3	576.3	0.98	57.18	47.89	56.32		1.1247
	$26,839.0	$1,598.1	$1,592.2	$2.72	$57.18	$35.23	$56.32	61.6%	$1.1247
2016
1	$5,557.5	$258.7	$258.2	$0.44	$35.27	$29.32	$35.14		$0
2	5,819.3	194.9	190.9	0.33	35.54	31.14	33.50		0
3	5,935.0	205.5	198.7	0.34	34.29	30.54	31.50		0
4	6,129.6	398.1	383.2	0.66	35.95	30.66	35.50		0.6808
	$23,441.4	$1,057.2	$1,031.0	$1.76	$35.95	$29.32	$35.50	14.7%	$0.6808
2015
1	$4,895.3	$295.6	$295.6	$0.50	$27.90	$25.23	$27.20		$0
2	5,283.3	368.5	363.3	0.62	28.50	26.44	27.83		0
3	5,273.8	286.5	278.3	0.47	31.70	27.23	30.64		0
4	5,401.4	349.9	330.4	0.56	33.95	30.09	31.80		0.8882
	$20,853.8	$1,300.5	$1,267.6	$2.15	$33.95	$25.23	$31.80	20.9%	$0.8882

1 Prices are as reported on the New York Stock Exchange (NYSE). Progressive’s common shares are listed under the symbol PGR.
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

App.-A-91

The Progressive Corporation and Subsidiaries
Ten Year Summary – Selected Financial Information
(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2017	2016	2015	2014	2013
Net premiums written	$27,132.1	$23,353.5	$20,564.0	$18,654.6	$17,339.7
Growth	16%	14%	10%	8%	6%
Net premiums earned	$25,729.9	$22,474.0	$19,899.1	$18,398.5	$17,103.4
Growth	14%	13%	8%	8%	7%
Policies in force (thousands):
Personal Lines	16,075.5	14,656.8	13,764.7	13,261.9	13,056.4
Growth	10%	6%	4%	2%	3%
Commercial Lines	646.8	607.9	555.8	514.7	514.6
Growth	6%	9%	8%	0%	(1)%
Property[1]	1,461.7	1,201.9	1,076.5	—	—
Growth[1]	22%	12%	NM	—	—
Total revenues	$26,839.0	$23,441.4	$20,853.8	$19,391.4	$18,170.9
Underwriting margins:[2]
Personal Lines	6.9%	4.7%	6.5%	6.7%	6.6%
Commercial Lines	7.7%	6.4%	15.9%	17.2%	6.5%
Property[1]	(5.1)%	3.8%	10.1%	—	—
Total underwriting operations	6.6%	4.9%	7.5%	7.7%	6.5%
Net income (loss) attributable to Progressive	$1,592.2	$1,031.0	$1,267.6	$1,281.0	$1,165.4
Per share[3]	2.72	1.76	2.15	2.15	1.93
Average equivalent shares[3]	585.7	585.0	589.2	594.8	603.6
Comprehensive income (loss) attributable to Progressive	$1,941.0	$1,164.0	$1,044.9	$1,352.4	$1,246.1
Total assets	$38,701.2	$33,427.5	$29,819.3	$25,787.6	$24,408.2
Debt outstanding	3,306.3	3,148.2	2,707.9	2,164.7	1,860.9
Redeemable noncontrolling interest	503.7	483.7	464.9	—	—
Total shareholders’ equity	9,284.8	7,957.1	7,289.4	6,928.6	6,189.5
Statutory surplus	9,664.4	8,560.0	7,575.5	6,442.8	5,991.0
Common shares outstanding	581.7	579.9	583.6	587.8	595.8
Common share price:
High	$57.18	$35.95	$33.95	$27.52	$28.54
Low	35.23	29.32	25.23	22.53	21.36
Close (at December 31)	56.32	35.50	31.80	26.99	27.27
Market capitalization	$32,761.3	$20,586.5	$18,558.5	$15,864.7	$16,247.5
Book value per common share	15.96	13.72	12.49	11.79	10.39
Ratios:
Return on average shareholders’ equity:
Net income (loss) attributable to Progressive	17.8%	13.2%	17.2%	19.1%	17.7%
Comprehensive income (loss) attributable to Progressive	21.7%	14.9%	14.2%	20.1%	19.0%
Debt to total capital[4]	26.3%	28.3%	27.1%	23.8%	23.1%
Price to earnings	20.7	20.2	14.8	12.6	14.1
Price to book	3.5	2.6	2.5	2.3	2.6
Earnings to fixed charges	14.0	x	10.7	x	14.2	x	16.4	x	14.7	x
Net premiums written to statutory surplus	2.8	2.7	2.7	2.9	2.9
Statutory combined ratio	92.8	94.8	91.8	92.1	93.4
Dividends declared per share[5]	$1.1247	$0.6808	$0.8882	$0.6862	$1.4929
Number of people employed[6]	33,656	31,721	28,580	26,501	26,145
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

App.-A-92

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2012	2011	2010	2009	2008
Net premiums written	$16,372.7	$15,146.6	$14,476.8	$14,002.9	$13,604.3
Growth	8%	5%	3%	3%	(1)%
Net premiums earned	$16,018.0	$14,902.8	$14,314.8	$14,012.8	$13,631.4
Growth	7%	4%	2%	3%	(2)%
Policies in force (thousands):
Personal Lines	12,735.3	12,283.8	11,702.7	10,940.6	10,464.9
Growth	4%	5%	7%	5%	3%
Commercial Lines	519.6	509.1	510.4	512.8	539.4
Growth	2%	0%	0%	(5)%	0%
Property[1]	—	—	—	—	—
Growth	—	—	—	—	—
Total revenues	$17,083.9	$15,774.6	$15,215.5	$14,791.1	$13,049.0
Underwriting margins:[2]
Personal Lines	4.4%	6.8%	7.0%	7.6%	5.4%
Commercial Lines	5.2%	9.1%	12.5%	14.2%	5.3%
Property	—	—	—	—	—
Total underwriting operations	4.4%	7.0%	7.6%	8.4%	5.4%
Net income (loss) attributable to Progressive	$902.3	$1,015.5	$1,068.3	$1,057.5	$(70.0)
Per share[3]	1.48	1.59	1.61	1.57	(0.10)
Average equivalent shares[3]	607.8	636.9	663.3	672.2	668.0
Comprehensive income (loss) attributable to Progressive	$1,080.8	$924.3	$1,398.8	$1,752.2	$(614.7)
Total assets	$22,694.7	$21,844.8	$21,150.3	$20,049.3	$18,250.5
Debt outstanding	2,063.1	2,442.1	1,958.2	2,177.2	2,175.5
Redeemable noncontrolling interest	—	—	—	—	—
Total shareholders’ equity	6,007.0	5,806.7	6,048.9	5,748.6	4,215.3
Statutory surplus	5,605.2	5,269.2	5,073.0	4,953.6	4,470.6
Common shares outstanding	604.6	613.0	662.4	672.6	676.5
Common share price:
High	$23.41	$22.08	$22.13	$18.10	$21.31
Low	19.01	16.88	16.18	9.76	10.29
Close (at December 31)	21.10	19.51	19.87	17.99	14.81
Market capitalization	$12,757.1	$11,959.6	$13,161.9	$12,100.1	$10,019.0
Book value per common share	9.94	9.47	9.13	8.55	6.23
Ratios:
Return on average shareholders’ equity:
Net income (loss) attributable to Progressive	14.5%	16.5%	17.1%	21.4%	(1.5)%
Comprehensive income (loss) attributable to Progressive	17.4%	15.0%	22.3%	35.5%	(13.3)%
Debt to total capital[4]	25.6%	29.6%	24.5%	27.5%	34.0%
Price to earnings	14.3	12.3	12.3	11.5	NA
Price to book	2.1	2.1	2.2	2.1	2.4
Earnings to fixed charges	11.0	x	11.6	x	11.9	x	11.3	x	NA
Net premiums written to statutory surplus	2.9	2.9	2.9	2.8	3.0
Statutory combined ratio	95.2	92.9	92.5	91.6	94.6
Dividends declared per share[5]	$1.2845	$0.4072	$1.3987	$0.1613	$0
Number of people employed[6]	25,889	25,007	24,638	24,661	25,929
4Ratio reflects debt as a percent of debt plus shareholders’ equity; redeemable noncontrolling interest is not part of this calculation.
5Represents dividends pursuant to our annual variable dividend policy, plus special cash dividends of $1.00 per common share in 2013, 2012, and 2010. In 2008, comprehensive income was less than after-tax underwriting income; therefore, no dividend was declared in accordance with this policy.
6The number of people employed in 2017, 2016, and 2015 includes 806, 692, and 620 ARX employees, respectively.
NA = Not applicable due to the net loss reported for 2008.

App.-A-93

The Progressive Corporation and Subsidiaries
Performance Graph
(unaudited)
The following performance graph compares the performance of Progressive’s Common Shares (“PGR”) to the Standard & Poor’s Index (“S&P Index”) and the Value Line Property/Casualty Industry Group (“P/C Group”) for the last five years.
Cumulative Five-Year Total Return*
PGR, S&P Index, P/C Group (Performance Results through 12/31/17)

(Assumes $100 was invested at the close of trading on December 31, 2012)
	2013	2014	2015	2016	2017
PGR	$130.87	$137.87	$166.74	$191.32	$309.20
S&P Index	132.39	150.52	152.62	170.83	208.19
P/C Group[1]	134.88	154.49	171.52	202.84	254.86
*Assumes reinvestment of dividends
1 Per Value Line Publishing LLC

App.-A-94

The Progressive Corporation and Subsidiaries
Quantitative Market Risk Disclosures
(unaudited)
Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2017, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. We had no trading financial instruments at December 31, 2017 and 2016. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for our discussion of the qualitative information about market risk.
OTHER-THAN-TRADING FINANCIAL INSTRUMENTS
Financial instruments subject to interest rate risk were:

	Fair Value
	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change[1]	Change[1]	Actual	Change	Change
U.S. government obligations	$7,194.9	$6,913.7	$6,645.9	$6,392.0	$6,150.8
State and local government obligations	2,404.6	2,359.8	2,297.1	2,234.4	2,153.8
Asset-backed securities	6,292.7	6,170.5	6,050.0	5,935.1	5,825.4
Corporate securities	5,253.6	5,125.6	4,997.7	4,873.3	4,753.3
Preferred stocks	1,066.7	1,041.7	1,014.8	988.2	964.0
Short-term investments	2,869.9	2,869.6	2,869.4	2,869.1	2,868.8
Total at December 31, 2017	$25,082.4	$24,480.9	$23,874.9	$23,292.1	$22,716.1
Total at December 31, 2016	$21,487.3	$21,139.8	$20,670.2	$20,221.6	$19,789.3
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
Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities at December 31, 2017	$3,043.5	$3,399.8	$3,756.1
Common equities at December 31, 2016	$2,524.4	$2,812.4	$3,100.4
The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common stock portfolio’s weighted average beta of 1.05 for 2017 and 1.02 for 2016. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movements. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of our securities without betas is <0.1%.

App.-A-95

The Progressive Corporation and Subsidiaries
Net Premiums Written by State
(unaudited)

($ in millions)	2017		2016		2015		2014		2013
Florida	$3,808.0	14.0%	$3,305.1	14.1%	$2,839.6	13.8%	$2,399.0	12.9%	$2,188.1	12.6%
Texas	2,704.9	10.0	2,226.8	9.5	1,941.5	9.4	1,664.6	8.9	1,560.7	9.0
California	1,520.5	5.6	1,284.8	5.5	1,173.6	5.7	1,080.6	5.8	996.0	5.7
New York	1,472.8	5.4	1,279.4	5.5	1,095.6	5.3	1,000.7	5.4	882.8	5.1
Michigan	1,186.8	4.4	971.3	4.2	812.5	4.0	659.6	3.5	539.5	3.1
Georgia	1,177.0	4.4	939.4	4.0	813.2	4.0	774.0	4.1	771.6	4.5
Ohio	1,033.5	3.8	905.2	3.9	820.8	4.0	807.7	4.3	757.4	4.4
Pennsylvania	1,005.5	3.7	895.8	3.8	787.3	3.8	718.6	3.9	663.8	3.8
New Jersey	985.8	3.6	902.8	3.9	820.2	4.0	754.6	4.0	697.4	4.0
Louisiana	739.2	2.7	694.7	3.0	614.9	3.0	552.5	3.0	540.1	3.1
All other	11,498.1	42.4	9,948.2	42.6	8,844.8	43.0	8,242.7	44.2	7,742.3	44.7
Total	$27,132.1	100.0%	$23,353.5	100.0%	$20,564.0	100.0%	$18,654.6	100.0%	$17,339.7	100.0%

App.-A-96

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

Annual Meeting  The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, Studio 96, 6671 Beta Drive, Mayfield Village, Ohio 44143 on May 11, 2018, at 10 a.m. eastern time. There were 2,082 shareholders of record on December 31, 2017.

Common Shares and Dividends  The Progressive Corporation’s common shares are traded on the New York Stock Exchange (symbol PGR). Progressive currently has an annual variable dividend policy. We expect the Board to declare the next annual variable dividend, subject to policy limitations, in December 2018, with a record date in early 2019 and payment shortly thereafter. A complete description of our annual variable dividend policy can be found at: progressive.com/dividend.

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
Transfer Agent and Registrar
Registered Shareholders:  If you have questions or changes to your account and your Progressive shares are registered in your name, write to: American Stock Transfer & Trust Company, Attn: Operations Center, 6201 15th Avenue, Brooklyn, NY 11219; phone: 1-866-709-7695; email: info@astfinancial.com; or visit their website at: astfinancial.com.

App.-A-97

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

Corporate Governance Progressive’s Corporate Governance Guidelines and Board Committee Charters are available at: progressive.com/governance.

Counsel Baker & Hostetler LLP, Cleveland, Ohio

Charitable Contributions  We contribute annually to: (i) The Insurance Institute for Highway Safety to further its work in reducing the human trauma and economic costs of auto accidents; and (ii) The Progressive Insurance Foundation, which provides matching funds to eligible 501(c)(3) charitable organizations to which Progressive employees contribute. Over the last five years, the matching funds provided to The Progressive Insurance Foundation averaged approximately $4 million per year.

Social Responsibility Progressive uses an interactive online format to communicate our social responsibility efforts. This report can be found at: progressive.com/socialresponsibility.

Online Annual Report and Proxy Statement Our 2017 Annual Report to Shareholders can be found at: progressive.com/annualreport.

Our 2018 Proxy Statement and 2017 Annual Report to Shareholders, in a PDF format, can be found at: progressiveproxy.com.

App.-A-98

Directors
Philip Bleser[3,6]	Patrick H. Nettles, Ph.D.[1,6]
Retired Chairman of Global Corporate	Executive Chairman,
Banking,	Ciena Corporation
J. P. Morgan Chase & Co.	(telecommunications)
(financial services)
* Glenn M. Renwick[2,4]
Stuart B. Burgdoerfer[1,6]	Chairman of the Board,	1 Audit Committee Member
Executive Vice President and	The Progressive Corporation	2 Executive Committee Member
Chief Financial Officer,		3 Compensation Committee Member
L Brands, Inc.	* Bradley T. Sheares, Ph.D.[3,6]	4 Investment and Capital Committee
(retailing)	Former Chief Executive Officer,	Member
	Reliant Pharmaceuticals, Inc.	5 Nominating and Governance
Charles A. Davis[4,5,6]	(pharmaceuticals)	Committee Member
Chief Executive Officer,		6 Independent Director
Stone Point Capital LLC	Barbara R. Snyder[1,6]
(private equity investing)	President,
Case Western Reserve University
Roger N. Farah[3,5,6]	(higher education)
Former Executive Director,
Tory Burch LLC
* In May 2018, Glenn M. Renwick and Bradley T. Sheares will retire from the Board. Mr. Renwick has served on the Board for over 18 years and has been Chairman since November 2013. Dr. Sheares has been a member of the Board for 14 years. Progressive would like to thank both Mr. Renwick and Dr. Sheares for their dedicated service and the many contributions they made during their tenure on the Board. It is expected that a new Chairman will be appointed at that time.

(retailing)

Lawton W. Fitt[2,4,5,6]
Lead Independent Director,
Retired Partner,
Goldman Sachs Group
(financial services)

Susan Patricia Griffith[2]
President and Chief Executive Officer,
The Progressive Corporation

Jeffrey D. Kelly[1,6]
Retired Chief Operating Officer and
Chief Financial Officer,
RenaissanceRe Holdings Ltd.
(reinsurance services)

App.-A-99

Corporate Officers	Other Executive Officers
Susan Patricia Griffith	John F. Auer
President	President and Chief Executive Officer,
and Chief Executive Officer	ARX Holding Corp.

John P. Sauerland	John A. Barbagallo
Vice President	Commercial Lines President
and Chief Financial Officer
Steven A. Broz
Daniel P. Mascaro	Chief Information Officer
Vice President, Secretary,
and Chief Legal Officer	Patrick K. Callahan
Personal Lines President
Jeffrey W. Basch
Vice President	M. Jeffrey Charney
and Chief Accounting Officer	Chief Marketing Officer

Patrick S. Brennan	William M. Cody
Treasurer	Chief Investment Officer

Mariann Wojtkun Marshall	John Murphy
Assistant Secretary	Customer Relationship Management
President
Glenn M. Renwick
Chairman of the Board	Lori Niederst
(non-executive)	Chief Human Resource Officer

Michael D. Sieger
Claims President

©2018 The Progressive Corporation

App.-A-100