Form 10-K, Exhibit 13
period 2019-12-31
PROGRESSIVE CORP/OH/
filed 2020-03-02
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION
2019 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31,

(millions - except per share amounts)	2019	2018	2017
Revenues
Net premiums earned	$36,192.4	$30,933.3	$25,729.9
Investment income	1,042.0	820.5	563.1
Net realized gains (losses) on securities:
Net realized gains (losses) on security sales	334.6	170.7	115.7
Net holding period gains (losses) on securities	757.9	(507.9)	(1.6)
Net impairment losses recognized in earnings	(63.3)	(68.3)	(64.5)
Total net realized gains (losses) on securities	1,029.2	(405.5)	49.6
Fees and other revenues	563.7	472.2	370.6
Service revenues	195.0	158.5	126.8
Other gains (losses)	0	0	(1.0)
Total revenues	39,022.3	31,979.0	26,839.0
Expenses
Losses and loss adjustment expenses	25,470.5	21,721.0	18,808.0
Policy acquisition costs	3,023.2	2,573.7	2,124.9
Other underwriting expenses	4,975.1	4,195.8	3,480.7
Investment expenses	24.6	24.3	23.9
Service expenses	178.9	134.1	109.5
Interest expense	189.7	166.5	153.1
Total expenses	33,862.0	28,815.4	24,700.1
Net Income
Income before income taxes	5,160.3	3,163.6	2,138.9
Provision for income taxes	1,180.3	542.6	540.8
Net income	3,980.0	2,621.0	1,598.1
Net (income) loss attributable to noncontrolling interest (NCI)	(9.7)	(5.7)	(5.9)
Net income attributable to Progressive	3,970.3	2,615.3	1,592.2
Other Comprehensive Income (Loss)
Changes in:
Total net unrealized gains (losses) on fixed-maturity securities	466.4	(99.3)	355.4
Net unrealized losses on forecasted transactions	0.8	0.8	(5.4)
Foreign currency translation adjustment	0	0	1.1
Other comprehensive income (loss)	467.2	(98.5)	351.1
Other comprehensive (income) loss attributable to NCI	(4.6)	3.3	(2.3)
Comprehensive income attributable to Progressive	$4,432.9	$2,520.1	$1,941.0
Computation of Earnings Per Common Share
Net income attributable to Progressive	$3,970.3	$2,615.3	$1,592.2
Less: Preferred share dividends	26.9	21.4	0
Net income available to common shareholders	$3,943.4	$2,593.9	$1,592.2
Average common shares outstanding - Basic	583.8	582.4	580.8
Net effect of dilutive stock-based compensation	3.4	4.3	4.9
Total average equivalent common shares - Diluted	587.2	586.7	585.7
Basic: Earnings per common share	$6.75	$4.45	$2.74
Diluted: Earnings per common share	$6.72	$4.42	$2.72
See notes to consolidated financial statements.

App.-A-2

The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets
December 31,

(millions - except per share amount)	2019	2018
Assets
Available-for-sale securities, at fair value:
Fixed maturities (amortized cost: $32,643.1 and $28,255.9)	$33,110.3	$28,111.5
Short-term investments (amortized cost: $1,798.8 and $1,795.9)	1,798.8	1,795.9
Total available-for-sale securities	34,909.1	29,907.4
Equity securities, at fair value:
Nonredeemable preferred stocks (cost: $971.3 and $1,002.6)	1,038.9	1,033.9
Common equities (cost: $1,125.5 and $1,148.9)	3,306.3	2,626.1
Total equity securities	4,345.2	3,660.0
Total investments	39,254.3	33,567.4
Cash and cash equivalents	226.2	69.5
Restricted cash	1.2	5.5
Total cash, cash equivalents, and restricted cash	227.4	75.0
Accrued investment income	181.3	190.8
Premiums receivable, net of allowance for doubtful accounts of $283.2 and $252.1	7,507.3	6,497.1
Reinsurance recoverables	3,378.9	2,696.1
Prepaid reinsurance premiums	626.5	309.7
Deferred acquisition costs	1,056.5	951.6
Property and equipment, net of accumulated depreciation of $1,138.1 and $1,033.2	1,213.7	1,131.7
Goodwill	452.7	452.7
Intangible assets, net of accumulated amortization of $314.0 and $247.7	228.3	294.6
Net deferred income taxes	0	43.2
Other assets	768.4	365.1
Total assets	$54,895.3	$46,575.0
Liabilities
Unearned premiums	$12,388.8	$10,686.5
Loss and loss adjustment expense reserves	18,105.4	15,400.8
Net deferred income taxes	132.5	0
Accounts payable, accrued expenses, and other liabilities[1]	5,962.7	5,046.5
Debt[2]	4,407.1	4,404.9
Total liabilities	40,996.5	35,538.7
Redeemable noncontrolling interest (NCI)[3]	225.6	214.5
Shareholders’ Equity
Serial Preferred Shares (authorized 20.0)
Serial Preferred Shares, Series B, no par value (cumulative, liquidation preference $1,000 per share) (authorized, issued, and outstanding 0.5)	493.9	493.9
Common shares, $1.00 par value (authorized 900.0; issued 797.5, including treasury shares of 212.9 and 214.3)	584.6	583.2
Paid-in capital	1,573.4	1,479.0
Retained earnings	10,679.6	8,386.6
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on fixed-maturity securities	360.8	(105.6)
Net unrealized losses on forecasted transactions	(16.4)	(17.2)
Accumulated other comprehensive (income) loss attributable to NCI	(2.7)	1.9
Total accumulated other comprehensive income (loss) attributable to Progressive	341.7	(120.9)
Total shareholders’ equity	13,673.2	10,821.8
Total liabilities, redeemable NCI, and shareholders’ equity	$54,895.3	$46,575.0

1 See Note 1 – Reporting and Accounting Policies for commitments and contingencies and Note 12 – Litigation for further discussion.
2 Consists of long-term debt. See Note 4 – Debt for further discussion.
3 See Note 15 – Redeemable Noncontrolling Interest for further discussion.
See notes to consolidated financial statements.

App.-A-3

The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31,

(millions - except per share amounts)	2019	2018	2017
Serial Preferred Shares, No Par Value
Balance, beginning of year	$493.9	$0	$0
Issuance of Serial Preferred Shares, Series B	0	493.9	0
Balance, end of year	493.9	493.9	0
Common Shares, $1.00 Par Value
Balance, beginning of year	583.2	581.7	579.9
Treasury shares purchased	(1.3)	(1.4)	(1.5)
Net restricted equity awards issued/vested	2.7	2.9	3.3
Balance, end of year	584.6	583.2	581.7
Paid-In Capital
Balance, beginning of year	1,479.0	1,389.2	1,303.4
Amortization of equity-based compensation	90.1	76.2	92.9
Treasury shares purchased	(3.2)	(3.3)	(3.4)
Net restricted equity awards issued/vested	(2.7)	(2.9)	(3.3)
Reinvested dividends on restricted stock units	10.6	12.2	8.0
Adjustment to carrying amount of redeemable noncontrolling interest	(0.4)	7.6	(8.4)
Balance, end of year	1,573.4	1,479.0	1,389.2
Retained Earnings
Balance, beginning of year	8,386.6	6,031.7	5,140.4
Net income attributable to Progressive	3,970.3	2,615.3	1,592.2
Treasury shares purchased	(86.8)	(74.3)	(57.6)
Cash dividends declared on common shares ($2.65, $2.5140, and $1.1247 per share)	(1,548.4)	(1,466.0)	(654.2)
Cash dividends declared on Serial Preferred Shares, Series B ($53.75, $27.024, and $0 per share)	(26.8)	(13.5)	0
Reinvested dividends on restricted stock units	(10.6)	(12.2)	(8.0)
Cumulative effect of change in accounting principle	0	1,300.2	0
Reclassification of disproportionate tax effects	0	4.3	0
Other, net	(4.7)	1.1	18.9
Balance, end of year	10,679.6	8,386.6	6,031.7
Accumulated Other Comprehensive Income (Loss) Attributable to Progressive
Balance, beginning of year	(120.9)	1,282.2	933.4
Attributable to noncontrolling interest	(4.6)	(0.1)	(2.3)
Other comprehensive income (loss)	467.2	(98.5)	351.1
Cumulative effect of change in accounting principle	0	(1,300.2)	0
Reclassification of disproportionate tax effects	0	(4.3)	0
Balance, end of year	341.7	(120.9)	1,282.2
Total shareholders’ equity	$13,673.2	$10,821.8	$9,284.8

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.
See notes to consolidated financial statements.

App.-A-4

The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31,

(millions)	2019	2018	2017
Cash Flows From Operating Activities
Net income	$3,980.0	$2,621.0	$1,598.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	239.8	190.4	169.9
Amortization of intangible assets	66.3	72.0	66.2
Net amortization of fixed-income securities	33.3	34.3	86.2
Amortization of equity-based compensation	90.2	77.2	95.4
Net realized (gains) losses on securities	(1,029.2)	405.5	(49.6)
Net (gains) losses on disposition of property and equipment	11.0	32.1	7.2
Other (gains) losses	0	0	1.0
Changes in:
Premiums receivable	(1,010.2)	(1,074.6)	(913.2)
Reinsurance recoverables	(682.8)	(422.7)	(388.6)
Prepaid reinsurance premiums	(316.8)	(106.4)	(32.8)
Deferred acquisition costs	(104.9)	(171.1)	(129.3)
Income taxes	227.2	(158.7)	(172.6)
Unearned premiums	1,702.3	1,783.0	1,434.9
Loss and loss adjustment expense reserves	2,704.6	2,313.9	1,718.8
Accounts payable, accrued expenses, and other liabilities	611.6	746.6	400.0
Other, net	(260.8)	(57.7)	(134.8)
Net cash provided by operating activities	6,261.6	6,284.8	3,756.8
Cash Flows From Investing Activities
Purchases:
Fixed maturities	(28,765.2)	(21,153.0)	(14,587.8)
Equity securities	(379.9)	(538.8)	(255.6)
Sales:
Fixed maturities	18,412.7	7,835.6	5,382.5
Equity securities	471.4	823.5	252.9
Maturities, paydowns, calls, and other:
Fixed maturities	6,145.5	5,099.8	5,215.8
Equity securities	49.9	26.6	50.0
Net sales of short-term investments	31.5	1,116.3	727.6
Net unsettled security transactions	6.0	11.7	(33.6)
Purchases of property and equipment	(363.5)	(266.0)	(155.7)
Sales of property and equipment	53.3	9.4	15.3
Acquisition of an insurance company, net of cash acquired	0	0	(18.1)
Net cash used in investing activities	(4,338.3)	(7,034.9)	(3,406.7)
Cash Flows From Financing Activities
Dividends paid to common shareholders	(1,643.2)	(654.9)	(395.4)
Dividends paid to preferred shareholders	(26.8)	(13.5)	0
Acquisition of treasury shares for restricted stock tax liabilities	(84.4)	(78.6)	(57.6)
Acquisition of treasury shares acquired in open market	(6.9)	(0.4)	(4.9)
Acquisition of additional shares of ARX Holding Corp.	(11.2)	(296.9)	0
Net proceeds from debt issuance	0	1,134.0	841.1
Net proceeds from issuance of Serial Preferred Shares, Series B	0	493.9	0
Payments of debt	0	(37.1)	(49.0)
Proceeds from exercise of equity options	1.6	3.3	0.5
Redemption/reacquisition of subordinated debt	0	0	(635.6)
Net cash provided by (used in) financing activities	(1,770.9)	549.8	(300.9)
Effect of exchange rate changes on cash	0	0	(0.3)
Increase (decrease) in cash, cash equivalents, and restricted cash	152.4	(200.3)	48.9
Cash, cash equivalents, and restricted cash - beginning of year	75.0	275.3	226.4
Cash, cash equivalents, and restricted cash - end of year	$227.4	$75.0	$275.3

See notes to consolidated financial statements.

App.-A-5

The Progressive Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019, 2018, and 2017

1.  REPORTING AND ACCOUNTING POLICIES
Nature of Operations  The Progressive insurance organization began business in 1937. The financial results of The Progressive Corporation include its subsidiaries and affiliates (references to “subsidiaries” in these notes include affiliates as well). Our insurance subsidiaries provide personal and commercial auto insurance, personal residential and commercial property insurance, general liability insurance, and other specialty property-casualty insurance and related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles, which we refer to as our special lines products. Our Commercial Lines segment writes auto-related primary liability and physical damage insurance, and general liability and property insurance, predominately for small businesses. Our Property segment writes residential property insurance for homeowners, other property owners, and renters. We operate our businesses throughout the United States through both the independent agency and direct channels.
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
The Progressive Corporation owned 87.1% of the outstanding capital stock of ARX at December 31, 2019, 86.8% at December 31, 2018, and 69.0% at December 31, 2017. The increase in Progressive's ownership of ARX in 2018 is primarily due to the minority ARX stockholders exercising their rights to "put" a portion of their shares, including exercised stock options, to Progressive pursuant to the ARX stockholders' agreement. See Note 15 – Redeemable Noncontrolling Interest and Note 17 – Subsequent Event for further discussion.
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
Equity securities include common stocks, nonredeemable preferred stocks, and other risk investments. These securities are carried at fair value, with the changes in fair value reported as a component of net holding period gains (losses) on securities reported in net income.
Derivative instruments may include futures, options, forward positions, interest rate swap agreements, and credit default swaps and may be used in the portfolio for general investment purposes or to hedge the exposure to variable cash flows of a forecasted transaction (cash flow hedge).
We did not have any derivatives outstanding at December 31, 2019 and 2018. To the extent we have derivatives held for general investment purposes, these derivative instruments would be recognized as either assets or liabilities and measured at fair value, with changes in fair value recognized in income as a component of net holding period gains (losses) on securities during the period of change.
Derivatives designated as hedges are required to be evaluated on established criteria to determine the effectiveness of their correlation to, and ability to reduce the designated risk of, specific securities or transactions. Effectiveness is required to be reassessed regularly. For cash flow hedges that are deemed to be effective, the changes in fair value of the hedge would be reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction. If a hedge is deemed to become ineffective or discontinued, changes in fair value of the derivative instrument would be reported in income for the current period.

App.-A-6

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
We analyze our investment in fixed-maturity securities that are in a loss position to determine if we intend to sell, or if it is more likely than not that we will be required to sell, the security prior to recovery and, if so, we write down the security to its current fair value, with the entire amount of the write-down recorded to earnings. To the extent that it is more likely than not that we will hold the debt security until recovery (which could be maturity), we determine if any of the decline in value is due to a credit loss (i.e., where the present value of future cash flows expected to be collected is lower than the amortized cost basis of the security) and, if so, we recognize that portion of the impairment as a component of net realized gains (losses) in the consolidated statements of comprehensive income, with the difference (i.e., non-credit related impairment) recognized as part of our net unrealized gains (losses) in accumulated other comprehensive income. For a discussion of the modifications to the accounting guidance relative to the impairment evaluation for available-for-sale securities, which is effective January 1, 2020, see the "New Accounting Standards" section of this Note 1, below.
Investment income consists of interest, dividends, and accretion (net of amortization). Interest is recognized on an accrual basis using the effective yield method, except for asset-backed securities, discussed below. Depending on the nature of the equity instruments, dividends are recorded at either the ex-dividend date or on an accrual basis.

Asset-backed securities, which are included in our fixed-maturity portfolio, are generally accounted for under the retrospective method. The retrospective method recalculates yield assumptions (based on changes in interest rates or cash flow expectations) historically to the inception of the investment holding period, and applies the required adjustment, if any, to the cost basis, with the offset recorded to investment income. The prospective method is used primarily for interest-only securities, asset-backed securities below high investment-grade status (i.e., below AA-), and certain asset-backed securities with sub-prime loan exposure or where there is a greater risk of non-performance and where it is possible the initial investment may not be substantially recovered. The prospective method requires a calculation of expected future repayments and resets the yield to allow for future period adjustments; no current period impact to investment income or the security’s cost is made based on the cash flow update. Prepayment assumptions are updated quarterly.
Realized gains (losses) on securities are computed based on the first-in first-out method and include write-downs on available-for-sale securities considered to have other-than-temporary declines in fair value (excluding non-credit related impairments), as well as holding period valuation changes on equity securities, hybrid instruments (e.g., securities with embedded options, where the option is a feature of the overall change in the value of the instrument), and derivatives.
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
For our Personal Lines and Commercial Lines businesses, we perform a policy level evaluation to determine the extent to which the premiums receivable balance exceeds the unearned premiums balance. We then age this exposure to establish an allowance for doubtful accounts based on prior experience.
For our Property business, the risk of uncollectibility is relatively low. If premiums are unpaid by the policy due date, we provide advance notice of cancellation in accordance with each state’s requirements and, if the premiums remain unpaid after receipt of notice, cancel the policy and write off any remaining balance.
Deferred Acquisition Costs  Deferred acquisition costs include commissions, premium taxes, and other variable underwriting and direct sales costs incurred in connection with the successful acquisition or renewal of insurance

App.-A-7

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

(millions)	Advertising Costs
2019	$1,837.3
2018	1,422.4
2017	1,005.4

Loss and Loss Adjustment Expense Reserves  Loss reserves represent the estimated liability on claims reported to us, plus reserves for losses incurred but not recorded (IBNR). These estimates are reported net of amounts estimated to be recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims. The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income in the current period. Such loss and loss adjustment expense reserves are susceptible to change in the near term.

Reinsurance  Our reinsurance activity includes transactions which are categorized as Regulated and Non-Regulated. Regulated refers to plans in which we participate that are governed by insurance regulations and include state-provided reinsurance facilities (e.g., Michigan Catastrophic Claims Association, North Carolina Reinsurance Facility, Florida Hurricane Catastrophe Fund), as well as state-mandated involuntary plans for commercial vehicles (Commercial Automobile Insurance Procedures/Plans – CAIP) and federally regulated plans for flood (National Flood Insurance Program – NFIP); we act as a servicing agent for CAIP and as a participant in the “Write Your Own” program for the NFIP. Non-Regulated includes voluntary contractual arrangements primarily related to our Property business and to the transportation network company business written by our Commercial Lines segment. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums earned. See Note 7 – Reinsurance for further discussion.

Income Taxes  The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal items giving rise to such differences are investment securities (e.g., net unrealized gains (losses), net holding period gains (losses) on securities, write-downs on securities determined to be other-than-temporarily impaired), loss and loss adjustment expense reserves, unearned premiums reserves, deferred acquisition costs, property and equipment, intangible assets, and non-deductible accruals. We review our deferred tax assets regularly for recoverability. See Note 5 – Income Taxes for further discussion.
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
The cost and useful lives for property and equipment at December 31, were:

($ in millions)	2019	2018	Useful Lives
Land	$161.6	$177.0	NA
Buildings, improvements, and integrated components	927.1	928.8	7-40 years
Capitalized software	367.1	327.0	3-10 years
Software licenses (internal use)	286.8	259.1	1-5 years
Computer equipment	223.3	123.2	3 years
All other property and equipment	385.9	349.8	3-10 years
Total cost	2,351.8	2,164.9
Accumulated depreciation	(1,138.1)	(1,033.2)
Balance at end of year	$1,213.7	$1,131.7
NA = Not applicable

At December 31, 2019 and 2018, included in other assets in the consolidated balance sheets is $32.9 million and $39.3 million, respectively, of “held for sale” property, which represents the fair value of these properties less the estimated costs to sell.

App.-A-8

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
We record an estimate for expected forfeitures of restricted equity awards based on our historical forfeiture rates. In addition, we shorten the vesting periods of certain restricted equity awards based on the “qualified retirement” provisions in our equity compensation plans, under which (among other provisions) if the participant satisfies certain age and years-of-service requirements, the vesting and distribution of 50% of outstanding restricted equity awards accelerates upon reaching eligibility for a qualified retirement and shortly after the grant date for each subsequent award.
ARX also has nonqualified and incentive stock options outstanding that were issued prior to April 2015 as a form of equity compensation to certain of the officers and employees of ARX and its subsidiaries. These outstanding stock options are subject to the put/call features contained in the ARX stockholders’ agreement, pursuant to which The Progressive Corporation has the right, and can be required, to purchase all the shares underlying these awards. The vested stock options, and the shares issuable upon exercise of the stock options, are also subject to repurchase by ARX if the holder’s employment terminates. See Note 15 – Redeemable Noncontrolling Interest and Note 17 – Subsequent Event for further discussion. These stock options, which are treated for accounting purposes as liability awards, are expensed over the respective vesting periods based on the Black-Scholes value determined at period end.
The total compensation expense recognized for equity-based compensation, including both equity and liability awards, for the years ended December 31, was:

(millions)	2019	2018	2017
Pretax expense	$90.2	$77.2	$95.4
Tax benefit[1]	18.9	16.2	33.4

1Calculated using the corporate federal tax rate of 21% for 2019 and 2018 and 35% for 2017.
Earnings Per Common Share  Net income attributable to Progressive is reduced by preferred share dividends to determine net income available to common shareholders, and is used in our calculation of the per common share amounts. Basic earnings per common share is computed using the weighted average number of common shares outstanding during the reporting period, excluding unvested time-based restricted stock awards. Diluted earnings per common share includes common stock equivalents assumed outstanding during the period. Our common stock equivalents include the incremental shares assumed to be issued for:

•	earned but unvested time-based restricted equity awards, and

•	performance-based restricted equity awards that satisfied certain contingency conditions for

App.-A-9

unvested common stock equivalents during the period and are highly likely to continue to satisfy the conditions until the date of vesting.
Supplemental Cash Flow Information  Cash and cash equivalents include bank demand deposits and daily overnight reverse repurchase commitments of funds held in bank demand deposit accounts by ARX’s subsidiaries, and are not considered part of the investment portfolio. The amount of reverse repurchase commitments held by ARX’s subsidiaries at December 31, 2019, 2018, and 2017, were $46.3 million, $117.3 million, and $247.2 million, respectively. Restricted cash on our consolidated balance sheets represents cash that is restricted to pay flood claims under the National Flood Insurance Program’s “Write Your Own” program, for which subsidiaries of ARX are administrators. For the year ended December 31, 2019, non-cash activity includes declared but unpaid dividends of $1,375.4 million and operating lease liabilities arising from obtaining right-of-use assets of $63.1 million (see Note 13 – Leases for further discussion).
Our consolidated statement of cash flows for the year ended December 31, 2018, was revised to correct the classification of our acquisition of additional shares of ARX Holding Corp. from an investing activity to a financing activity; there was no overall impact on the decrease in cash, cash equivalents, and restricted cash that was reported for 2018.
For the years ended December 31, we paid the following:

(millions)	2019	2018	2017
Income taxes	$954.3	$702.6	$715.6
Interest	184.9	154.0	146.3
Operating lease liabilities	84.0	NA	NA

NA = Not applicable prior to the adoption of the new accounting standard in 2019.
Commitments and Contingencies We have certain noncancelable purchase obligations for goods and services with minimum commitments of $857.0 million at December 31, 2019. In addition, we have several multiple-layer property catastrophe reinsurance contracts with various reinsurers with terms ranging from one to three years; the minimum commitment under these agreements at December 31, 2019, was $96.1 million.
New Accounting Standards
Adopted
On January 1, 2019, we adopted the Accounting Standards Update (ASU) that requires lessees to report their operating leases as both an asset and liability on the statement of financial position and to disclose key information about leasing arrangements in the financial statement footnotes. We are reporting our operating leased assets and liabilities as a component of “other assets” and “accounts payable, accrued expenses, and other liabilities,”

respectively. We did not restate prior year information. Upon adoption of the ASU, based on our lease portfolio on January 1, 2019, and after applying the practical expedient under which we were not required to reassess any of our existing contracts, classification of our leases, or the initial direct costs for existing leases, we recorded a transition adjustment of $213.0 million for leased assets and $217.6 million for liabilities. The adoption of this ASU had no impact on our results of operations or cash flows. See Note 13 – Leases for further information.

On January 1, 2019, we adopted the ASU related to premium amortization on purchased callable debt securities. Under the ASU, the premium is required to be amortized to the earliest call date, which more closely aligns interest income recorded on bonds held at a premium with the economics of the underlying instrument. We applied the ASU on a modified retrospective basis, as required under the standard. Since we have historically used a yield-to-worst scenario for our securities that were purchased at a premium, and the first call on a premium security most often produces the lowest and most conservative yield, the adoption of this standard did not have an impact on our financial condition, cash flows, or results of operations.

Issued
In August 2018, the Financial Accounting Standards Board (FASB) issued an ASU, which provides additional guidance on the requirements for capitalizing and amortizing implementation costs incurred in a cloud computing arrangement that does not include a software license. This ASU is effective for fiscal years (including interim periods within those fiscal years) beginning after December 15, 2019 (2020 for calendar-year companies). We adopted this standard on January 1, 2020, on a prospective basis, and do not expect this standard to have a material impact on our financial condition, cash flows, or results of operations.
In August 2018, the FASB issued an ASU, which amends the disclosure requirements for fair value measurements. The ASU requires companies to disclose the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The ASU also removes current disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The ASU is effective for fiscal years beginning after December 15, 2019 (2020 for calendar-year companies), and should be applied prospectively for the additions to the disclosure requirements and applied retrospectively to all periods presented for all other amendments. As permitted by the

App.-A-10

ASU, in 2018, we elected to partially early adopt the removal of current disclosure requirements and adopted the remaining disclosure requirements as of January 1, 2020. Since this standard only affected disclosure, there was no impact on our financial condition, cash flows, or results of operations.

In January 2017, the FASB issued an ASU, which eliminates the requirement to determine the implied fair value of goodwill in measuring an impairment loss. Upon adoption, the measurement of a goodwill impairment will represent the excess of the reporting unit’s carrying value over fair value, limited to the carrying value of goodwill. This ASU is effective for goodwill impairment tests in fiscal years beginning after December 15, 2019 (2020 for calendar-year companies), with early adoption permitted. This standard was adopted on January 1, 2020 and is not expected to have a material impact on our financial position or results of operations.

In June 2016, the FASB issued an ASU intended to improve the timing, and enhance the accounting and disclosure, of credit losses on financial assets. This update modified the existing accounting guidance related to the impairment evaluation for available-for-sale debt securities, reinsurance recoverables, and premiums receivables and could result in the creation of an allowance for credit losses as a contra asset account. The ASU requires a cumulative-effect change to retained earnings in the period of adoption and prospective changes on previously recorded impairments, to the extent applicable. This ASU is effective for fiscal years (including interim periods within those fiscal years) beginning after December 15, 2019 (2020 for calendar-year companies). We adopted this standard as of January 1, 2020. To determine the existence of any credit-related impairment losses on our available-for-sale debt securities, we reviewed all such securities at December 31, 2019, by applying estimates of future cash flows and performance of those securities in a loss position and identifying market-related versus performance-related losses. For our reinsurance recoverables, we assessed the current credit quality and credit outlook for reinsurers with at-risk uncollateralized recoverables. In assessing premium receivables, which are short-term in nature, we assessed customer balances leveraging our current process for analyzing uncollectibility of premium receivables. Based on these analyses, we determined that no allowance for credit losses was necessary relative to our available-for-sale debt securities, reinsurance recoverables, or premiums receivable upon adoption of the ASU.

App.-A-11

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

The net holding period gains (losses) reported below represent the inception-to-date changes in fair value of the securities. The changes in the net holding period gains (losses) between periods for the hybrid securities and equity securities are recorded as a component of net realized gains (losses) on securities in our consolidated statements of comprehensive income.

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2019
Available-for-sale securities:
Fixed maturities:
U.S. government obligations	$13,100.7	$194.1	$(43.7)	$0	$13,251.1	33.7%
State and local government obligations	1,686.0	30.0	(2.7)	0	1,713.3	4.4
Corporate debt securities	6,860.3	206.6	(0.5)	1.3	7,067.7	18.0
Residential mortgage-backed securities	625.0	4.5	(2.0)	0	627.5	1.6
Commercial mortgage-backed securities	5,020.7	61.5	(6.0)	0	5,076.2	12.9
Other asset-backed securities	5,164.7	16.2	(1.4)	0	5,179.5	13.2
Redeemable preferred stocks	185.7	4.1	(1.3)	6.5	195.0	0.5
Total fixed maturities	32,643.1	517.0	(57.6)	7.8	33,110.3	84.3
Short-term investments	1,798.8	0	0	0	1,798.8	4.6
Total available-for-sale securities	34,441.9	517.0	(57.6)	7.8	34,909.1	88.9
Equity securities:
Nonredeemable preferred stocks	971.3	0	0	67.6	1,038.9	2.7
Common equities	1,125.5	0	0	2,180.8	3,306.3	8.4
Total equity securities	2,096.8	0	0	2,248.4	4,345.2	11.1
Total portfolio[1,2]	$36,538.7	$517.0	$(57.6)	$2,256.2	$39,254.3	100.0%

App.-A-12

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2018
Fixed maturities:
U.S. government obligations	$9,897.4	$71.2	$(52.1)	$0	$9,916.5	29.5%
State and local government obligations	1,654.6	7.3	(12.8)	0	1,649.1	4.9
Corporate debt securities	8,808.5	13.6	(125.3)	(2.5)	8,694.3	25.9
Residential mortgage-backed securities	733.5	6.0	(5.1)	0	734.4	2.2
Commercial mortgage-backed securities	3,332.8	7.8	(39.0)	0	3,301.6	9.8
Other asset-backed securities	3,585.4	3.6	(11.8)	0.1	3,577.3	10.7
Redeemable preferred stocks	243.7	5.9	(3.5)	(7.8)	238.3	0.7
Total fixed maturities	28,255.9	115.4	(249.6)	(10.2)	28,111.5	83.7
Short-term investments	1,795.9	0	0	0	1,795.9	5.4
Total fixed maturities and short-term	30,051.8	115.4	(249.6)	(10.2)	29,907.4	89.1
Equity securities:
Nonredeemable preferred stocks	1,002.6	0	0	31.3	1,033.9	3.1
Common equities	1,148.9	0	0	1,477.2	2,626.1	7.8
Total equity securities	2,151.5	0	0	1,508.5	3,660.0	10.9
Total available-for-sale portfolio[1,2]	$32,203.3	$115.4	$(249.6)	$1,498.3	$33,567.4	100.0%

1 Our portfolio reflects the effect of net unsettled security transactions; at December 31, 2019, $11.9 million was included in “other liabilities,” compared to $5.9 million at December 31, 2018.
2 The total fair value of the portfolio at December 31, 2019 and 2018 included $3.2 billion and $2.9 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.
At December 31, 2019, bonds and certificates of deposit in the principal amount of $281.0 million were on deposit to meet state insurance regulatory requirements. We did not hold any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2019 or 2018. At December 31, 2019, we did not hold any debt securities that were non-income producing during the preceding 12 months.
Short-Term Investments Our short-term investments may include commercial paper and other investments that are expected to mature or are redeemable within one year.
Although we did invest in repurchase and reverse repurchase transactions during 2019 and 2018, we did not have any open positions at December 31, 2019 or 2018. To the extent we enter into repurchase or reverse repurchase transactions, consistent with past practice, we would elect not to offset these transactions and would report them on a gross basis on our consolidated balance sheets, despite the option to elect to offset these transactions as long as they were with the same counterparty and subject to an enforceable master netting arrangement.

Hybrid Securities Included in our fixed maturities are hybrid securities, which are reported at fair value at December 31:

(millions)	2019	2018
Fixed Maturities:
State and local government obligations	$3.5	$3.6
Corporate debt securities	91.2	158.9
Other asset-backed securities	2.6	4.5
Redeemable preferred stocks	92.1	77.7
Total hybrid securities	$189.4	$244.7

Certain securities in our portfolio are accounted for as hybrid securities because they contain embedded derivatives that are not deemed to be clearly and closely related to the host investments. Since the embedded derivatives (e.g., change-in-control put option, debt-to-equity conversion, or any other feature unrelated to the credit quality or risk of default of the issuer that could impact the amount or timing of our expected future cash flows) do not have observable intrinsic values, we have elected to record the changes in fair value of these securities through income as a component of realized gains or losses.

App.-A-13

Fixed Maturities  The composition of fixed maturities by maturity at December 31, 2019, was:

(millions)	Cost	Fair Value
Less than one year	$6,700.1	$6,712.6
One to five years	16,898.3	17,158.4
Five to ten years	9,010.8	9,203.9
Ten years or greater	33.9	35.4
Total	$32,643.1	$33,110.3

Asset-backed securities are classified in the maturity distribution table based upon their projected cash flows. All other securities that do not have a single maturity date are reported based upon expected average maturity. Contractual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.
Gross Unrealized Losses The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Unrealized Losses	No. of Sec.	Fair Value	Unrealized Losses
December 31, 2019
U.S. government obligations	23	$5,152.4	$(43.7)	19	$5,057.2	$(43.6)	4	$95.2	$(0.1)
State and local government obligations	67	314.3	(2.7)	52	287.5	(2.6)	15	26.8	(0.1)
Corporate debt securities	16	247.6	(0.5)	12	191.4	(0.5)	4	56.2	0
Residential mortgage-backed securities	41	292.8	(2.0)	12	163.7	(0.9)	29	129.1	(1.1)
Commercial mortgage-backed securities	98	1,742.4	(6.0)	79	1,400.0	(5.3)	19	342.4	(0.7)
Other asset-backed securities	61	1,000.6	(1.4)	43	938.5	(0.9)	18	62.1	(0.5)
Redeemable preferred stocks	1	11.2	(1.3)	0	0	0	1	11.2	(1.3)
Total fixed maturities	307	$8,761.3	$(57.6)	217	$8,038.3	$(53.8)	90	$723.0	$(3.8)

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Unrealized Losses	No. of Sec.	Fair Value	Unrealized Losses
December 31, 2018
U.S. government obligations	51	$4,438.0	$(52.1)	2	$126.6	$(0.1)	49	$4,311.4	$(52.0)
State and local government obligations	299	972.4	(12.8)	49	192.7	(0.3)	250	779.7	(12.5)
Corporate debt securities	368	6,723.3	(125.3)	133	2,613.3	(33.4)	235	4,110.0	(91.9)
Residential mortgage-backed securities	228	450.2	(5.1)	32	248.8	(0.8)	196	201.4	(4.3)
Commercial mortgage-backed securities	140	2,328.5	(39.0)	48	741.2	(8.9)	92	1,587.3	(30.1)
Other asset-backed securities	203	2,691.3	(11.8)	84	1,551.7	(3.2)	119	1,139.6	(8.6)
Redeemable preferred stocks	3	48.5	(3.5)	1	18.9	(0.6)	2	29.6	(2.9)
Total fixed maturities	1,292	$17,652.2	$(249.6)	349	$5,493.2	$(47.3)	943	$12,159.0	$(202.3)

During 2019, the number of securities in our fixed-maturity portfolio with unrealized losses decreased, primarily due to valuation increases in nearly all sectors as interest rates declined and credit spreads tightened. For both 2019 and 2018, we had no material decreases in valuation as a result of credit rating downgrades. A review of the securities in the table above indicated that the issuers were current with respect to their interest obligations and that there was no evidence of deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity.

App.-A-14

Other-Than-Temporary Impairment (OTTI)  At December 31, 2019, the total non-credit portion of the OTTI recorded in accumulated other comprehensive income, reflecting the original non-credit loss at the time the credit impairment was determined (i.e., unadjusted for valuation changes subsequent to the original write-down) was $19.6 million, compared to $19.8 million at December 31, 2018.
At December 31, 2019, 2018, and 2017, the balance for the amount related to credit losses recognized in earnings, for which a portion of the OTTI losses were also recognized in accumulated other comprehensive income at the time the credit impairments were determined and recognized, was $0.5 million.
We did not have any credit loss rollforward activity during 2019 or 2018. The following table shows the rollforward activity for 2017:

(millions)	Total
Total at December 31, 2016	$11.5
Credit losses for which an OTTI was not previously recognized	0.4
Reductions for securities sold/matured	(11.2)
Change in recoveries of future cash flows expected to be collected[1]	(0.2)
Total at December 31, 2017	$0.5
1 Reflects expected recovery of prior period impairments that will be accreted into income over the remaining life of the security.
Although it is not likely that we will be required to sell the securities prior to the recovery of their respective cost bases (which could be maturity), we are required to measure the amount of potential credit losses on the securities that were in an unrealized loss position. In that process, we considered a number of factors and inputs related to the individual securities. The methodology and significant inputs used to measure the amount of credit losses in our portfolio included: current performance indicators on the business model or underlying assets (e.g., delinquency rates, foreclosure rates, and default rates); credit support (via current levels of subordination); historical credit ratings; and updated cash flow expectations based upon these performance indicators. In order to determine the amount of credit loss, if any, the net present value of the cash flows expected (i.e., expected recovery value) was calculated using the current book yield for each security, and was compared to its current amortized value. In the event that the net present value was below the amortized value, a credit loss would be deemed to exist, and the security would be written down. We did not have any credit impairment write-downs for the year ended December 31, 2019.

App.-A-15

Realized Gains (Losses)  The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2019	2018	2017
Gross realized gains on security sales
Available-for-sale securities:
U.S. government obligations	$164.4	$6.7	$6.2
State and local government obligations	6.1	9.5	10.5
Corporate and other debt securities	100.1	2.4	20.3
Residential mortgage-backed securities	0.2	0	23.8
Commercial mortgage-backed securities	8.1	2.0	4.9
Other asset-backed securities	0.8	0.1	0.3
Redeemable preferred stocks	2.2	4.5	8.5
Total available-for-sale securities	281.9	25.2	74.5
Equity securities:
Nonredeemable preferred stocks	36.2	4.1	58.4
Common equities	61.7	286.6	43.0
Total equity securities	97.9	290.7	101.4
Subtotal gross realized gains on security sales	379.8	315.9	175.9
Gross realized losses on security sales
Available-for-sale securities:
U.S. government obligations	(20.4)	(98.7)	(28.7)
State and local government obligations	(0.7)	(2.9)	(0.1)
Corporate and other debt securities	(7.9)	(10.4)	(5.1)
Residential mortgage-backed securities	(2.3)	(0.1)	(0.4)
Commercial mortgage-backed securities	(2.2)	(6.3)	(5.3)
Other asset-backed securities	(0.1)	(1.1)	(0.4)
Redeemable preferred stocks	(0.4)	(0.1)	(6.4)
Short-term investments	0	0	(0.2)
Total available-for-sale securities	(34.0)	(119.6)	(46.6)
Equity securities:
Nonredeemable preferred stocks	(3.2)	(3.9)	(5.9)
Common equities	(8.0)	(21.7)	(12.2)
Total equity securities	(11.2)	(25.6)	(18.1)
Subtotal gross realized losses on security sales	(45.2)	(145.2)	(64.7)
Net realized gains (losses) on security sales
Available-for-sale securities:
U.S. government obligations	144.0	(92.0)	(22.5)
State and local government obligations	5.4	6.6	10.4
Corporate and other debt securities	92.2	(8.0)	15.2
Residential mortgage-backed securities	(2.1)	(0.1)	23.4
Commercial mortgage-backed securities	5.9	(4.3)	(0.4)
Other asset-backed securities	0.7	(1.0)	(0.1)
Redeemable preferred stocks	1.8	4.4	2.1
Short-term investments	0	0	(0.2)
Total available-for-sale securities	247.9	(94.4)	27.9
Equity securities:
Nonredeemable preferred stocks	33.0	0.2	52.5
Common equities	53.7	264.9	30.8
Total equity securities	86.7	265.1	83.3
Litigation settlements and other gains (losses)	0	0	1.2
Subtotal net realized gains (losses) on security sales	334.6	170.7	112.4
Net holding period gains (losses)
Hybrid securities	18.0	(10.4)	(1.6)
Equity securities	739.9	(497.5)	0
Subtotal net holding period gains (losses)	757.9	(507.9)	(1.6)
Other-than-temporary impairment losses
Fixed maturities:
Commercial mortgage-backed securities	0	0	(0.4)
Total fixed maturities	0	0	(0.4)
Equity securities:
Common equities	0	0	(11.2)
Subtotal investment other-than-temporary impairment losses	0	0	(11.6)
Other asset impairment	(63.3)	(68.3)	(49.6)
Subtotal other-than-temporary impairment losses	(63.3)	(68.3)	(61.2)
Total net realized gains (losses) on securities	$1,029.2	$(405.5)	$49.6

For all three periods, the other asset impairment losses related to federal renewable energy tax credit fund investments, which were reported in “other assets” on the consolidated balance sheets, based on an analysis that our investments in those funds will not generate the cash flows that we anticipated. See Note 5 – Income Taxes for additional discussion related to 2019 activity.

App.-A-16

The following table reflects our holding period realized gains (losses) on equity securities recognized for the respective years ended December 31, for equity securities held at the respective year end:

(millions)	2019	2018
Total net gains (losses) recognized during the period on equity securities	$826.6	$(232.4)
Less: Net gains (losses) recognized on equity securities sold during the period	86.7	265.1
Net holding period gains (losses) recognized during the period on equity securities held at period end	$739.9	$(497.5)
Note: Comparative disclosure for 2017 is not meaningful.
Net Investment Income  The components of net investment income for the years ended December 31, were:

(millions)	2019	2018	2017
Available-for-sale securities:
Fixed maturities:
U.S. government obligations	$268.6	$196.8	$72.7
State and local government obligations	36.5	37.7	51.5
Foreign government obligations	0	0	0.3
Corporate debt securities	268.9	217.9	125.2
Residential mortgage-backed securities	21.6	27.6	34.7
Commercial mortgage-backed securities	150.1	93.9	79.6
Other asset-backed securities	117.3	75.7	47.1
Redeemable preferred stocks	19.0	12.3	11.8
Total fixed maturities	882.0	661.9	422.9
Short-term investments	41.7	52.9	37.8
Total available-for-sale securities	923.7	714.8	460.7
Equity securities:
Nonredeemable preferred stocks	61.8	45.9	44.1
Common equities	56.5	59.8	58.3
Total equity securities	118.3	105.7	102.4
Investment income	1,042.0	820.5	563.1
Investment expenses	(24.6)	(24.3)	(23.9)
Net investment income	$1,017.4	$796.2	$539.2

The amount of investment income we recognize varies based on the average assets held during the year and the book yields of the securities in our portfolio. The year-over-year increases in net investment income in 2019 and 2018, were due to a combination of an increase in average assets and an increase in portfolio yields. The increase in average assets was due to strong premium growth, underwriting profitability, and portfolio returns, as well as the proceeds from debt and preferred stock issuances during 2018, partially offset by the payment of common and preferred share dividends and the interest on our debt. The increase in portfolio yields was a result of our decisions to hold a short-duration portfolio, which allowed us to take advantage of opportunities to invest in higher yielding securities with cash from operations, portfolio maturities, and paydowns, and to increase the portfolio duration. The portfolio duration at December 31, 2019 was 3.0 years, compared to 2.8 years and 2.5 years at December 31, 2018 and 2017, respectively.

Derivative Instruments  At December 31, 2019, 2018, and 2017, we had no open derivative positions.
During both 2019 and 2018, we reclassified $1.0 million, respectively, of net unrealized losses from accumulated other comprehensive income to interest expense on our closed debt issuance cash flow hedges, compared to net unrealized gains of $0.3 million during 2017.
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

App.-A-18

The composition of the investment portfolio by major security type and our outstanding debt was:

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2019
Fixed maturities:
U.S. government obligations	$13,251.1	$0	$0	$13,251.1	$13,100.7
State and local government obligations	0	1,713.3	0	1,713.3	1,686.0
Corporate debt securities	0	7,067.7	0	7,067.7	6,860.3
Subtotal	13,251.1	8,781.0	0	22,032.1	21,647.0
Asset-backed securities:
Residential mortgage-backed	0	627.5	0	627.5	625.0
Commercial mortgage-backed	0	5,076.2	0	5,076.2	5,020.7
Other asset-backed	0	5,179.5	0	5,179.5	5,164.7
Subtotal asset-backed securities	0	10,883.2	0	10,883.2	10,810.4
Redeemable preferred stocks:
Financials	0	51.7	0	51.7	51.5
Utilities	0	11.1	0	11.1	10.0
Industrials	11.1	121.1	0	132.2	124.2
Subtotal redeemable preferred stocks	11.1	183.9	0	195.0	185.7
Total fixed maturities	13,262.2	19,848.1	0	33,110.3	32,643.1
Short-term investments	1,797.4	1.4	0	1,798.8	1,798.8
Total available-for-sale securities	15,059.6	19,849.5	0	34,909.1	34,441.9
Equity securities:
Nonredeemable preferred stocks:
Financials	77.4	850.7	27.1	955.2	891.3
Utilities	0	42.3	0	42.3	39.9
Industrials	0	25.4	16.0	41.4	40.1
Subtotal nonredeemable preferred stocks	77.4	918.4	43.1	1,038.9	971.3
Common equities:
Common stocks	3,306.0	0	0	3,306.0	1,125.2
Other risk investments	0	0	0.3	0.3	0.3
Subtotal common equities	3,306.0	0	0.3	3,306.3	1,125.5
Total equity securities	3,383.4	918.4	43.4	4,345.2	2,096.8
Total portfolio	$18,443.0	$20,767.9	$43.4	$39,254.3	$36,538.7
Debt	$0	$5,119.6	$0	$5,119.6	$4,407.1
App.-A-19

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2018
Fixed maturities:
U.S. government obligations	$9,916.5	$0	$0	$9,916.5	$9,897.4
State and local government obligations	0	1,649.1	0	1,649.1	1,654.6
Corporate debt securities	0	8,694.3	0	8,694.3	8,808.5
Subtotal	9,916.5	10,343.4	0	20,259.9	20,360.5
Asset-backed securities:
Residential mortgage-backed	0	734.4	0	734.4	733.5
Commercial mortgage-backed	0	3,301.6	0	3,301.6	3,332.8
Other asset-backed	0	3,577.3	0	3,577.3	3,585.4
Subtotal asset-backed securities	0	7,613.3	0	7,613.3	7,651.7
Redeemable preferred stocks:
Financials	0	78.2	0	78.2	79.3
Utilities	0	0	0	0	0
Industrials	9.5	150.6	0	160.1	164.4
Subtotal redeemable preferred stocks	9.5	228.8	0	238.3	243.7
Total fixed maturities	9,926.0	18,185.5	0	28,111.5	28,255.9
Short-term investments	1,722.1	73.8	0	1,795.9	1,795.9
Total fixed maturities and short-term	11,648.1	18,259.3	0	29,907.4	30,051.8
Equity securities:
Nonredeemable preferred stocks:
Financials	71.9	887.1	25.1	984.1	951.6
Utilities	0	44.8	0	44.8	46.0
Industrials	0	0	5.0	5.0	5.0
Subtotal nonredeemable preferred stocks	71.9	931.9	30.1	1,033.9	1,002.6
Common equities:
Common stocks	2,625.8	0	0	2,625.8	1,148.6
Other risk investments	0	0	0.3	0.3	0.3
Subtotal common equities	2,625.8	0	0.3	2,626.1	1,148.9
Total equity securities	2,697.7	931.9	30.4	3,660.0	2,151.5
Total available-for-sale portfolio	$14,345.8	$19,191.2	$30.4	$33,567.4	$32,203.3
Debt	$0	$4,532.3	$0	$4,532.3	$4,404.9

Our portfolio valuations, excluding short-term investments, classified as either Level 1 or Level 2 in the above tables are priced exclusively by external sources, including: pricing vendors, dealers/market makers, and exchange-quoted prices.
Our short-term investments classified as Level 1 are highly liquid, actively marketed, and have a very short duration, primarily 90 days or less to redemption. These securities are held at their original cost, adjusted for any accretion of discount, since that value very closely approximates what an active market participant would be willing to pay for such securities. The remainder of our short-term investments are classified as Level 2 and are not priced externally since these securities continually trade at par value. These securities are classified as Level 2 since they are primarily longer-dated securities issued by municipalities that contain either liquidity facilities or mandatory put features within one year.
At December 31, 2019, vendor-quoted prices represented 80% of our Level 1 classifications (excluding short-term investments), compared to 79% at December 31, 2018. The securities quoted by vendors in Level 1 primarily represent our holdings in U.S. Treasury Notes, which are frequently traded and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on active exchanges.
At both December 31, 2019 and 2018, vendor-quoted prices comprised 99% of our Level 2 classifications

App.-A-20

(excluding short-term investments), while dealer-quoted prices represented 1%. In our process for selecting a source (e.g., dealer or pricing service) to provide pricing for securities in our portfolio, we reviewed documentation from the sources that detailed the pricing techniques and methodologies used by these sources and determined if their policies adequately considered market activity, either based on specific transactions for the particular security type or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. Once a source is chosen, we continue to monitor any changes or modifications to their processes by reviewing their documentation on internal controls for pricing and market reviews. We review quality control measures of our sources as they become available to determine if any significant changes have occurred from period to period that might indicate issues or concerns regarding their evaluation or market coverage.
As part of our pricing procedures, we obtain quotes from more than one source to help us fully evaluate the market price of securities. However, our internal pricing policy is to use a consistent source for individual securities in order to maintain the integrity of our valuation process. Quotes obtained from the sources are not considered binding offers to transact. Under our policy, when a review of the valuation received from our selected source appears to be outside of what is considered market level activity (which is defined as trading at spreads or yields significantly different than those of comparable securities or outside the general sector level movement without a reasonable explanation), we may use an alternate source’s price. To the extent we determine that it may be prudent to substitute one source’s price for another, we will contact the initial source to obtain an understanding of the factors that may be contributing to the significant price variance.
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
For our structured debt securities, including commercial, residential, and other asset-backed securities, we evaluate available market-related data for these and similar securities related to collateral, delinquencies, and defaults for historical trends and reasonably estimable projections, as well as historical prepayment rates and current prepayment assumptions and cash flow estimates. We further stratify each class of our structured debt securities into more finite sectors (e.g., planned amortization class, first pay, second pay, senior, subordinated, etc.) and use duration, credit quality, and coupon to determine if the fair value is appropriate.

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

App.-A-21

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
Except as described below, our Level 3 securities are also priced externally; however, due to several factors (e.g., nature of the securities, level of activity, and lack of similar securities trading to obtain observable market level inputs), these valuations are more subjective in nature. Certain private equity investments included in the Level 3 category are valued using external pricing supplemented by internal review and analysis.
After all the valuations are received and our review is complete, if the inputs used by vendors are determined to not contain sufficient observable market information, we will reclassify the affected security valuations to Level 3. At December 31, 2019 and 2018, we did not have any securities in our fixed-maturity portfolio listed as Level 3.

At December 31, 2019, we owned three private nonredeemable preferred securities that were priced internally or by a pricing firm and we held two private nonredeemable preferred securities that were priced internally at December 31, 2018. At both December 31, 2019 and 2018, we held one Level 3 other risk investment that was priced using the equity method.
To the extent we receive prices from external sources for the Level 3 securities, we would review those prices for reasonableness using internally developed assumptions and then compare our derived prices to the prices we received. During 2019 or 2018, there were no material assets or liabilities measured at fair value on a nonrecurring basis. Based on our review, all prices received from external sources remained unadjusted. Due to the relative size of the Level 3 securities’ fair values compared to the total portfolio’s fair value, any changes in pricing methodology would not have a significant change in valuation that would materially impact net or comprehensive income.
The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2019 and 2018:

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2018	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)	Fair Value at Dec. 31, 2019
Equity securities:
Nonredeemable preferred stocks:
Financials	$25.1	$0	$2.0	$0	$0	$0	$0	$27.1
Industrials	5.0	0	10.0	0	0	1.0	0	16.0
Common equities:
Other risk investments	0.3	0	0	0	0	0	0	0.3
Total Level 3 securities	$30.4	$0	$12.0	$0	$0	$1.0	$0	$43.4

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2017	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)	Fair Value at Dec. 31, 2018
Equity securities:
Nonredeemable preferred stocks:
Financials	$0	$0	$25.1	$0	$0	$0	$0	$25.1
Industrials	5.0	0	0	0	0	0	0	5.0
Common equities:
Other risk investments	0.3	0	0	0	0	0	0	0.3
Total Level 3 securities	$5.3	$0	$25.1	$0	$0	$0	$0	$30.4

App.-A-22

The following tables provide a summary of the quantitative information about Level 3 fair value measurements for our applicable securities at December 31:

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2019	Valuation Technique	Unobservable Input	Unobservable Input Assumption
Equity securities:
Nonredeemable preferred stocks:
Financials	$27.1	Pricing firm	Recent transaction price	9.0
Industrials	6.0	Pricing firm	Performance-based transaction price adjustment	4.8
Industrials[1]	10.0	Internal price	Unadjusted purchase price	4.9
Subtotal Level 3 securities	43.1
Pricing exemption securities	0.3
Total Level 3 securities	$43.4

1 The security was purchased in November 2019.

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2018	Valuation Technique	Unobservable Input	Unobservable Input Assumption
Equity securities:
Nonredeemable preferred stocks:
Financials[1]	$25.1	Internal price	Unadjusted purchase price	9.0
Industrials	5.0	Internal price	Price-to-sales ratio	5.5
Subtotal Level 3 securities	30.1
Pricing exemption securities	0.3
Total Level 3 securities	$30.4
1 The security was purchased in December 2018.

App.-A-23

4.  DEBT
Debt at December 31, consisted of:

	2019		2018
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
3.75% Senior Notes due 2021 (issued: $500.0, August 2011)	$499.4	$515.6	$499.1	$506.5
2.45% Senior Notes due 2027 (issued: $500.0, August 2016)	496.9	501.5	496.5	455.5
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	296.6	392.5	296.4	368.5
4.00% Senior Notes due 2029 (issued: $550.0, October 2018)	545.0	614.3	544.5	562.4
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	395.7	552.6	395.5	496.6
4.35% Senior Notes due 2044 (issued: $350.0, April 2014)	346.7	417.0	346.6	350.2
3.70% Senior Notes due 2045 (issued: $400.0, January 2015)	395.4	434.2	395.3	366.7
4.125% Senior Notes due 2047 (issued: $850.0, April 2017)	841.6	986.1	841.4	831.9
4.20% Senior Notes due 2048 (issued: $600.0, March 2018)	589.8	705.8	589.6	594.0
Total	$4,407.1	$5,119.6	$4,404.9	$4,532.3

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
Interest on all debt is payable semiannually at the stated rates. All principal is due at the stated maturity. Each note is redeemable, in whole or in part, at any time; however, the redemption price will equal the greater of the principal amount of the note or a “make whole” amount calculated by reference to the present values of remaining scheduled principal and interest payments under the note.
Aggregate required principal payments on debt outstanding at December 31, 2019, are as follows:

(millions)
Year	Payments
2020	$0
2021	500
2022	0
2023	0
2024	0
Thereafter	3,950
Total	$4,450

We issued $550 million of 4.00% Senior Notes due 2029 in October 2018 and $600 million of 4.20% Senior Notes due 2048 in March 2018, in underwritten public offerings. The net proceeds from these issuances, after deducting underwriters’ discounts, commissions, and other issuance costs, were approximately $544.5 million and $589.5 million, respectively.

Prior to certain issuances of our debt securities, we entered into forecasted transactions to hedge against possible rises in interest rates. When the contracts were closed upon the issuance of the applicable debt securities, we recognized the unrealized gains (losses) on these contracts as part of accumulated other comprehensive income (see Note 1 – Reporting and Accounting Policies for further discussion). These unrealized gains (losses) are being amortized as adjustments to interest expense over the life of the related notes. The following table shows the original gain (loss) recognized at debt issuance and the unamortized balance at December 31, 2019, on a pretax basis:

(millions)	Unrealized Gain (Loss) at Debt Issuance	Unamortized Balance at December 31, 2019
3.75% Senior Notes	$(5.1)	$(1.0)
6 5/8% Senior Notes	(4.2)	(2.4)
6.25% Senior Notes	5.1	3.3
4.35% Senior Notes	(1.6)	(1.4)
3.70% Senior Notes	(12.9)	(11.7)
4.125% Senior Notes	(8.0)	(7.6)

During 2019, we renewed the line of credit with PNC Bank, National Association (PNC) in the maximum principal amount of $250 million on the same terms and conditions as the prior line of credit entered into in 2018. Subject to the terms and conditions of the line of credit documents, advances under the line of credit (if any) will bear interest at a variable rate equal to the higher of PNC’s Prime Rate or the sum of the Federal Funds Open Rate plus 50 basis points. Each advance must be repaid on the 30th day after the advance or, if earlier, on April 30, 2020, the expiration date of the line of credit. Prepayments are permitted without penalty. The line of credit is uncommitted and, as such, all advances are subject to PNC’s discretion. We had no borrowings under either line of credit in 2019 or 2018.

App.-A-24

5.  INCOME TAXES
The components of our income tax provision were as follows:

(millions)	2019	2018	2017
Current tax provision
Federal	$1,104.7	$673.1	$680.9
State	27.3	21.5	12.8
Deferred tax expense (benefit)
Federal	45.3	(145.9)	(149.4)
State	3.0	(6.1)	(3.5)
Total income tax provision	$1,180.3	$542.6	$540.8

The provision for income taxes in the accompanying consolidated statements of comprehensive income differed from the statutory rate as follows:

(millions)	2019		2018		2017
Income before income taxes	$5,160.3		$3,163.6		$2,138.9
Tax at statutory federal rate	$1,083.7	21%	$664.4	21%	$748.6	35%
Tax effect of:
Reversal of prior year tax credits	163.2	3	0	0	0	0
Tax credits[1]	(43.9)	(1)	(76.3)	(2)	(52.4)	(2)
Stock-based compensation	(25.9)	(1)	(25.1)	(1)	(25.1)	(1)
Tax-deductible dividends	(14.6)	0	(14.6)	(1)	(9.7)	0
Dividends received deduction[2,3]	(10.4)	0	(9.7)	0	(20.7)	(1)
Exempt interest income[3]	(3.6)	0	(5.9)	0	(16.9)	(1)
Net deferred tax liability revaluation[4]	0	0	0	0	(99.5)	(5)
Nondeductible compensation expense[5]	8.1	0	(0.2)	0	10.1	0
State income taxes, net of federal taxes	24.0	1	12.2	0	6.0	0
Other items, net	(0.3)	0	(2.2)	0	0.4	0
Total income tax provision	$1,180.3	23%	$542.6	17%	$540.8	25%

1 Includes $38.1 million, $71.0 million, and $48.7 million for 2019, 2018, and 2017, respectively, of benefits on investments in federal renewable energy tax credit funds.
2 2019 and 2018 amounts reflect a dividends received deduction percentage of 50% under the 2017 Tax Act. In 2017, the deduction percentage was 70%.
3 2019 and 2018 amounts reflect a proration percentage of 25% for such income attributable to investments held by our insurance companies. In 2017, the proration percentage was 15%.
4 Pursuant to the 2017 Tax Act.
5 Decrease in 2018 reflects our updated interpretation regarding compensation that qualifies for deduction under the 2017 Tax Act based on additional guidance issued. See further discussion below.
In late December 2018 and during the first two months of 2019, we learned of allegations of potential fraudulent conduct by the sponsor of three tax credit fund investments we made from 2016 through 2018, including information about ongoing federal investigations. Based on our investigations and other information that became available to us, we concluded the sponsor had committed fraud through these tax credit funds and that all the tax credits and other tax benefits related to those investments were not valid. As a result, during 2019, we increased our provision for income taxes by $163.2 million ($252.0 million current income taxes payable, offset by $88.8 million reduction of deferred tax liability), principally reflecting the total reversal of the tax credits and other tax benefits previously recognized from certain renewable energy investments, plus interest. In addition, we paid $100.0 million related to the 2018 tax year, which reduced net taxes payable, and made protective deposits of $152.1 million for tax years 2017 and 2016. The protective deposits are included in other assets on our consolidated balance sheets. As of early 2020, the principals of the sponsor and various other individuals have pleaded guilty to federal criminal charges relating to the fraudulent tax credit funds.

On December 22, 2017, legislation commonly known as the Tax Cuts and Jobs Act of 2017 (the “2017 Tax Act”) was signed into law. One of the provisions of the 2017 Tax Act reduced the corporate federal income tax rate from

App.-A-25

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

•
We recorded an increase to the deferred tax asset for loss and loss adjustment expense reserves of $67.1 million and an offsetting deferred tax liability in the same amount for the transition adjustment, which is recognized over an 8-year period as required by the 2017 Tax Act. At December 31, 2017, we did not record any amounts related to the changes in loss reserve discounting required by the 2017 Tax Act since the IRS had not yet published new discount factors based on loss payment patterns and interest rates determined under the 2017 Tax Act and we were unable to make a reasonable estimate. The IRS published the new discount factors in 2018, which allowed us to compute the adjustments. The impact of these amounts are reflected in the 2018 deferred tax assets and liabilities in the table below.

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The following table shows the components of the net deferred tax asset (liability) at December 31, 2019 and 2018, respectively.

(millions)	2019	2018
Federal deferred tax assets:
Unearned premiums reserve	$498.2	$439.9
Non-deductible accruals	181.8	169.3
Loss and loss adjustment expense reserves	153.3	134.6
Operating lease liabilities	42.3	0
Net unrealized losses on fixed-maturity securities	0	28.2
Hedges on forecasted transactions	4.4	4.6
Other	15.3	16.2
Federal deferred tax liabilities:
Net holding period gains on equity securities	(472.2)	(316.8)
Deferred acquisition costs	(221.9)	(199.8)
Property and equipment	(108.6)	(85.7)
Net unrealized gains on fixed-maturity securities	(96.5)	0
Loss and loss adjustment expense reserve transition adjustment	(47.2)	(58.5)
Operating lease assets	(42.3)	0
Intangible assets	(38.9)	(52.2)
Investment basis differences	(1.1)	(43.3)
Prepaid expenses	(4.8)	(4.7)
Other	(8.3)	(8.9)
Net federal deferred tax asset (liability)	(146.5)	22.9
Net state deferred tax asset	14.0	20.3
Net deferred tax asset (liability)	$(132.5)	$43.2
Although realization of the deferred tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized based on our expectation that we will be able to fully utilize the

App.-A-26

deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2019 or 2018.
At December 31, 2019 and 2018, we had $195.5 million and $16.8 million, respectively, of net taxes payable (included in other liabilities on the consolidated balance sheets). The increase in 2019 primarily results from the reversal of the tax credits benefits for 2017 and 2016.
The Progressive Corporation and its subsidiaries file a consolidated federal income tax return. Effective April 2018, we acquired additional shares of ARX to increase our ownership above 80%. As a result, ARX and its subsidiaries were first included in The Progressive Corporation consolidated federal income tax return for the period from April 2018 to December 31, 2018. ARX filed a final consolidated federal income tax return with its subsidiaries for the period from January to March 2018.
The Progressive Corporation and its eligible subsidiaries participated in the Compliance Assurance Program (CAP) from 2007 through 2018. Under CAP, the IRS begins its examination process for the tax year before the tax return is filed, by examining significant transactions and events as they occur; however, a CAP examination does not include equity investments in pass-through entities in which the taxpayer owns less than 100% (e.g., partnerships, joint ventures, etc.). The goal of the CAP program is to expedite the exam process and to reduce the level of uncertainty regarding a taxpayer’s tax filing positions.

All federal income tax years prior to 2016 are closed to examination for The Progressive Corporation. The IRS CAP exams for 2016-2018 for The Progressive Corporation have been completed and the returns were accepted as filed. We consider these years to be effectively settled (other than with respect to equity investments in pass-through entities). The 2019 tax year remains open to examination.
For the tax year ended March 2018, and for 2017 and prior years, ARX and its eligible subsidiaries filed their own consolidated federal income tax returns. All tax years prior to 2016 are closed and the 2016, 2017, and short 2018 tax years remain open to examination.
The statute of limitations for state income tax purposes generally remains open for three to four years from the return filing date, depending upon the jurisdiction. There has been no significant state income tax audit activity.
We recognize interest and penalties, if any, as a component of income tax expense. For the years ended December 31, 2019, 2018, and 2017, $9.9 million, $0, and $0.2 million, respectively, of interest and penalties expense has been recorded in the tax provision. We have not recorded any unrecognized tax benefits, or any related interest and penalties, as of December 31, 2019 and 2018.
6.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
We write personal and commercial auto insurance, residential property insurance, and other specialty property-casualty insurance and related services throughout the United States. As a property-casualty insurance company, we are exposed to hurricanes or other catastrophes. To help mitigate this risk, we maintained excess of loss and aggregate stop-loss reinsurance coverage on our Property business during 2019, 2018, and 2017. Although the occurrence of a major catastrophe could have a significant effect on our monthly or quarterly results, we believe that, based on historical experience, such an event would not be so material as to disrupt the overall normal operations of Progressive. We are unable to predict the frequency or severity of any such events that may occur in the near term or thereafter.
As we are primarily an insurer of motor vehicles and residential property, we have limited exposure to environmental, asbestos, and general liability claims. We have established reserves for such exposures, which represent about 0.06% of our total loss and loss adjustment expense reserves. We believe these reserves to be adequate based on information currently known. These claims are not expected to have a material effect on our liquidity, financial condition, cash flows, or results of operations.

Loss and Loss Adjustment Expense Reserves
Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. For our Personal and Commercial Lines vehicle businesses, which represent about 96% of our total carried reserves, we establish loss and LAE reserves after completing reviews at a disaggregated level of grouping. Progressive’s actuarial staff reviews over 400 subsets of business data, which are at a combined state, product, and line coverage level, to calculate the needed loss and LAE reserves. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per earned car year), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of loss adjustment expense costs.
We begin our review of a set of data by producing multiple estimates of needed reserves, using both paid and incurred

App.-A-27

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
Similar to our vehicle businesses, our actuarial staff analyzes loss and LAE data for our Property business on an accident period basis. Many of the methodologies and key parameters reviewed are similar. In addition, for our Property business, since claims adjusters primarily establish the case reserves, the actuarial staff includes expected development on case reserves as a component of the overall IBNR reserves.
Activity in the loss and LAE reserves is summarized as follows:

(millions)	2019	2018	2017
Balance at January 1	$15,400.8	$13,086.9	$11,368.0
Less reinsurance recoverables on unpaid losses	2,572.7	2,170.1	1,801.0
Net balance at January 1	12,828.1	10,916.8	9,567.0
Incurred related to:
Current year	25,238.2	21,632.5	18,782.1
Prior years	232.3	88.5	25.9
Total incurred	25,470.5	21,721.0	18,808.0
Paid related to:
Current year	16,105.0	13,792.1	12,201.5
Prior years	7,300.4	6,017.6	5,256.7
Total paid	23,405.4	19,809.7	17,458.2
Net balance at December 31	14,893.2	12,828.1	10,916.8
Plus reinsurance recoverables on unpaid losses	3,212.2	2,572.7	2,170.1
Balance at December 31	$18,105.4	$15,400.8	$13,086.9

We experienced unfavorable reserve development of $232.3 million, $88.5 million, and $25.9 million in 2019, 2018, and 2017, respectively, which is reflected as “Incurred related to prior years” in the table above.

2019

•
Approximately $131 million of the unfavorable prior year reserve development was attributable to accident year 2018, $73 million to accident year 2017, and the remainder to 2016 and prior accident years.

•
Our personal auto products incurred about $121 million of unfavorable loss and LAE reserve development, with the Agency and Direct auto businesses each contributing about half, primarily reflecting increased injury severity, a higher than anticipated frequency of reopened personal injury protection (PIP) claims, primarily in Florida, and late reported losses occurring late 2018 but not reported until 2019.

App.-A-28

•
Our Commercial Lines business experienced about $83 million of unfavorable development, primarily due to increased injury severity and more emergence of large injury claims than originally anticipated.

•
Our special lines business experienced about $14 million of unfavorable development, primarily due to less salvage and subrogation recoveries than originally anticipated and increased severity of late reported claims.

•	Our Property businesses experienced about $12 million of unfavorable development, primarily due to higher than originally anticipated homeowner and dwelling costs and fire liability costs.

2018

•
Approximately $99 million of unfavorable prior year reserve development was attributable to accident years 2017 and 2016. This unfavorable development was offset by about $10 million of favorable development attributable to accident year 2015 and prior accident years.

•
Our personal auto products incurred almost $85 million of unfavorable loss and LAE reserve development, with approximately 70% attributable to the Agency business and 30% attributable to the Direct business, primarily reflecting unfavorable development from reopened Florida PIP claims.

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
Incurred and Paid Claims Development by Accident Year
The following tables present our incurred, net of reinsurance, and paid claims development by accident year for the last five years, which generally represents the maximum development period for claims in any of our segments. The tables below include inception-to-date information for companies acquired and wholly exclude companies disposed of, rather than including information from the date of acquisition, or until the date of disposition. We believe the most meaningful presentation of claims development is through the retrospective approach by presenting all relevant historical information for all periods presented.
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
Only 2019 is audited; all prior years are considered required supplementary information and, therefore, are unaudited. Expected development on our case reserves is excluded from the IBNR reserves on our vehicle businesses, as discussed above. For the Property business, the IBNR reserves include expected case development based on the methodology used in establishing the case reserves for that segment. The cumulative number of incurred claims are based on accident coverages (e.g., bodily injury, collision, comprehensive, personal injury protection, property damage) related to opened claims. Coverage counts related to claims closed without payment are excluded from the cumulative number of incurred claims.

App.-A-29

Personal Lines - Agency - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2019
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019
2015	$3,774.9	$3,773.8	$3,798.8	$3,815.6	$3,776.0	$0	704,986
2016		4,082.9	4,130.0	4,152.0	4,177.3	62.3	740,385
2017			4,474.8	4,485.8	4,511.1	82.5	779,082
2018				5,141.8	5,182.1	224.2	854,146
2019					5,885.0	871.8	909,050
				Total	$23,531.5
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019
2015	$1,793.1	$2,976.0	$3,416.5	$3,623.3	$3,715.4
2016		1,941.6	3,231.5	3,723.1	3,969.5
2017			2,074.0	3,478.5	4,048.5
2018				2,378.0	4,028.7
2019					2,715.2
				Total	$18,477.3
	All outstanding liabilities before 2015, net of reinsurance[1]				63.2
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$5,117.4
1 Required supplementary information (unaudited)

Personal Lines - Agency - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2019
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019
2015	$2,136.8	$2,137.2	$2,134.4	$2,131.5	$2,134.5	$0	1,336,520
2016		2,423.4	2,398.9	2,401.8	2,400.1	(3.8)	1,399,077
2017			2,635.5	2,638.5	2,643.5	(2.9)	1,514,531
2018				2,819.0	2,822.6	(12.3)	1,694,380
2019					3,277.9	(167.6)	1,872,822
				Total	$13,278.6
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019
2015	$2,106.2	$2,138.1	$2,134.4	$2,134.1	$2,133.6
2016		2,391.0	2,406.9	2,402.1	2,402.2
2017			2,599.8	2,643.2	2,640.9
2018				2,769.1	2,827.4
2019					3,242.5
				Total	$13,246.6
	All outstanding liabilities before 2015, net of reinsurance[1]				0.4
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$32.4
1 Required supplementary information (unaudited)

App.-A-30

Personal Lines - Direct - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2019
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019
2015	$3,330.5	$3,328.3	$3,354.2	$3,399.3	$3,368.7	$0	659,243
2016		3,819.0	3,843.9	3,871.2	3,897.8	53.9	735,653
2017			4,209.5	4,209.9	4,229.3	70.9	772,712
2018				4,904.8	4,980.9	204.4	868,604
2019					5,756.5	811.4	953,154
				Total	$22,233.2
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019
2015	$1,545.2	$2,615.0	$3,021.0	$3,238.2	$3,323.1
2016		1,780.6	2,991.1	3,476.9	3,714.6
2017			1,912.6	3,255.2	3,808.3
2018				2,235.1	3,863.5
2019					2,630.3
				Total	$17,339.8
	All outstanding liabilities before 2015, net of reinsurance[1]				43.4
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$4,936.8
1 Required supplementary information (unaudited)

Personal Lines - Direct - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2019
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019
2015	$2,110.7	$2,097.7	$2,093.5	$2,090.8	$2,093.9	$0	1,540,071
2016		2,521.0	2,475.4	2,477.7	2,475.6	(4.3)	1,676,343
2017			2,750.6	2,743.7	2,749.0	(4.1)	1,791,190
2018				3,202.3	3,181.9	(18.8)	2,069,525
2019					3,787.9	(237.7)	2,282,681
				Total	$14,288.3
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019
2015	$2,094.7	$2,100.1	$2,094.7	$2,093.7	$2,093.1
2016		2,505.0	2,485.8	2,479.3	2,478.5
2017			2,742.1	2,753.5	2,748.4
2018				3,170.0	3,193.8
2019					3,782.6
				Total	$14,296.4
	All outstanding liabilities before 2015, net of reinsurance[1]				0.4
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$(7.7)
1 Required supplementary information (unaudited)

App.-A-31

Commercial Lines - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2019
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019
2015	$897.6	$911.1	$914.8	$899.7	$891.3	$0	77,819
2016		1,185.8	1,204.8	1,231.1	1,238.9	17.2	92,684
2017			1,374.1	1,366.6	1,393.3	30.8	97,297
2018				1,700.8	1,736.5	97.7	111,146
2019					2,103.1	343.7	124,829
				Total	$7,363.1
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019
2015	$238.4	$501.5	$675.0	$786.3	$848.9
2016		298.6	639.9	886.0	1,073.3
2017			325.8	712.9	1,027.3
2018				382.7	913.4
2019					455.4
				Total	$4,318.3
	All outstanding liabilities before 2015, net of reinsurance[1]				36.0
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$3,080.8
1 Required supplementary information (unaudited)

Commercial Lines - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2019
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019
2015	$274.4	$274.1	$273.5	$272.4	$272.4	$0	62,593
2016		379.6	379.8	378.2	377.8	(0.7)	74,193
2017			415.4	412.1	411.0	(0.6)	77,163
2018				475.0	478.2	(2.4)	82,183
2019					577.8	(14.3)	91,920
				Total	$2,117.2
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019
2015	$248.5	$271.9	$272.0	$272.2	$272.3
2016		336.7	376.9	376.8	377.5
2017			369.0	409.4	409.2
2018				426.0	475.1
2019					516.9
				Total	$2,051.0
	All outstanding liabilities before 2015, net of reinsurance[1]				0.4
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$66.6
1 Required supplementary information (unaudited)
App.-A-32

Property Business
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2019
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019
2015	$460.0	$416.5	$403.6	$398.8	$396.3	$0.9	41,998
2016		568.6	541.2	537.1	536.5	5.1	53,665
2017			672.8	680.9	683.4	4.1	72,728
2018				839.0	845.2	34.9	63,243
2019					971.7	160.2	66,824
				Total	$3,433.1
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019
2015	$280.3	$372.8	$383.5	$390.1	$393.5
2016		415.2	498.2	516.9	526.4
2017			506.7	647.1	670.1
2018				595.9	781.2
2019					708.0
				Total	$3,079.2
	All outstanding liabilities before 2015, net of reinsurance[1]				3.3
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$357.2
1 Required supplementary information (unaudited)

App.-A-33

The following table reconciles the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses:

(millions)	2019	2018
Net outstanding liabilities
Personal Lines
Agency, Liability	$5,117.4	$4,509.0
Agency, Physical Damage	32.4	43.3
Direct, Liability	4,936.8	4,258.6
Direct, Physical Damage	(7.7)	18.4
Commercial Lines
Liability	3,080.8	2,504.2
Physical Damage	66.6	53.9
Property	357.2	314.7
Other business	30.8	42.9
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	13,614.3	11,745.0
Reinsurance recoverable on unpaid claims
Personal Lines
Agency, Liability	930.7	836.8
Agency, Physical Damage	0	0
Direct, Liability	1,314.1	1,070.4
Direct, Physical Damage	0	0
Commercial Lines
Liability	482.6	287.4
Physical Damage	0.5	0
Property	184.1	145.4
Other business	288.1	222.1
Total reinsurance recoverable on unpaid claims	3,200.1	2,562.1
Unallocated claims adjustment expense related to:
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	1,278.9	1,083.1
Reinsurance recoverable on unpaid claims	12.1	10.6
Total gross liability for unpaid claims and claim adjustment expense	$18,105.4	$15,400.8

The following table shows the average historical claims duration as of December 31, 2019:

(Required Supplementary Information - Unaudited)
Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance	Years
	1	2	3	4	5
Personal Lines
Agency, Liability	46.3%	31.3%	12.1%	5.7%	2.4%
Agency, Physical Damage	98.7	1.5	(0.2)	0	0
Direct, Liability	45.4	31.9	12.6	6.3	2.5
Direct, Physical Damage	100.0	0.2	(0.2)	0	0
Commercial Lines
Liability	23.1	28.9	20.8	14.0	7.0
Physical Damage	89.6	9.9	0	0.1	0
Property	73.0	20.4	3.2	1.7	0.9

App.-A-34

7.  REINSURANCE
The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

	2019		2018		2017
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$39,222.0	$37,519.7	$33,753.1	$31,970.2	$27,860.7	$26,425.7
Ceded premiums:
Regulated	(711.1)	(670.8)	(596.4)	(557.5)	(505.9)	(479.6)
Non-Regulated	(933.0)	(656.5)	(546.8)	(479.4)	(222.7)	(216.2)
Total ceded premiums	(1,644.1)	(1,327.3)	(1,143.2)	(1,036.9)	(728.6)	(695.8)
Net premiums	$37,577.9	$36,192.4	$32,609.9	$30,933.3	$27,132.1	$25,729.9

Regulated refers to federal or state run plans and primarily include the following:

•	Federal reinsurance plan

•	National Flood Insurance Program (NFIP)

•	State-provided reinsurance facilities

•	Michigan Catastrophic Claims Association (MCCA)

•	North Carolina Reinsurance Facility (NCRF)

•	Florida Hurricane Catastrophe Fund (FHCF)

•	State-mandated involuntary plans

•	Commercial Automobile Insurance Procedures/Plans (CAIP)

Non-Regulated represents voluntary external reinsurance contracts entered into by the company. These include amounts ceded on our Commercial Lines business primarily related to transportation network company (TNC) business under quota-share reinsurance agreements and amounts ceded on our Property business under catastrophic excess of loss reinsurance agreements and aggregate stop-loss reinsurance agreements. During 2019, we expanded our TNC business to seventeen states, from four states in 2018 and one state in 2017.
Our reinsurance recoverables and prepaid reinsurance premiums were comprised of the following at December 31:

	Reinsurance Recoverables				Prepaid Reinsurance Premiums
($ in millions)	2019		2018		2019		2018
Regulated:
MCCA	$2,247.1	67%	$1,903.9	71%	$71.8	12%	$55.3	18%
CAIP	332.4	10	254.7	9	93.8	15	72.9	24
FHCF[1]	86.0	3	18.5	1	0	0	0	0
NCRF	84.4	2	78.1	3	33.8	5	34.0	11
NFIP	11.6	0	27.8	1	58.7	9	55.9	18
Other	3.1	0	2.9	0	1.0	0	0.6	0
Total Regulated	2,764.6	82	2,285.9	85	259.1	41	218.7	71
Non-Regulated:
Commercial Lines	459.5	14	254.2	10	352.9	56	79.2	25
Property	146.8	4	147.7	5	14.5	3	11.8	4
Other	8.0	0	8.3	0	0	0	0	0
Total Non-Regulated	614.3	18	410.2	15	367.4	59	91.0	29
Total	$3,378.9	100%	$2,696.1	100%	$626.5	100%	$309.7	100%

1Prior year amounts were reclassified from "Other" to conform to the current year presentation.

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

App.-A-35

8.  STATUTORY FINANCIAL INFORMATION
Consolidated statutory surplus was $13,671.1 million and $11,571.8 million at December 31, 2019 and 2018, respectively. Statutory net income was $3,489.7 million, $2,643.0 million, and $1,416.2 million for the years ended December 31, 2019, 2018, and 2017, respectively.
At December 31, 2019, $1,063.2 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.
During 2019, the insurance subsidiaries paid aggregate cash dividends of $2,277.9 million to their parent company. Based on the dividend laws in effect at December 31, 2019, the insurance subsidiaries could pay aggregate dividends of $3,319.3 million in 2020 without prior approval from regulatory authorities, provided the dividend payments are not made within 12 months of previous dividends paid by the applicable subsidiary.

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
Progressive’s common stock fund is an employee stock ownership program (ESOP) within the 401(k) Plan. At December 31, 2019, the ESOP held 23.0 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash, at the election of the participant, and the related tax benefit is recorded as part of our tax provision. Matching contributions to these plans for the years ended December 31, 2019, 2018, and 2017 were $120.8 million, $106.8 million, and $97.3 million, respectively.

Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements, and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $22.2 million and $20.2 million at December 31, 2019 and 2018, respectively.
Incentive Compensation Plans – Employees  Progressive’s incentive compensation programs include both non-equity incentive plans (cash) and equity incentive plans. Progressive’s cash incentive compensation included an annual cash incentive program (i.e., Gainsharing Program) for virtually all employees. Progressive’s equity incentive compensation plans provide for the granting of restricted stock unit awards to key members of management.
Prior to 2019, ARX provided periodic cash bonuses to its employees. ARX also has an equity compensation plan under which it had granted stock option awards, exercisable for shares of ARX common stock, to certain of its key employees. These stock option awards include both nonqualified and incentive stock options; all such stock options are subject to the put and call provisions of the ARX stockholders’ agreement (see Note 15 – Redeemable Noncontrolling Interest and Note 17 – Subsequent Event for further discussion). As a result of these provisions, and the determination that the ultimate settlement of these awards would be in cash, the ARX stock options are treated as liability awards for accounting purposes.

App.-A-36

The amounts charged to expense for Progressive and ARX incentive compensation plans for the years ended December 31, were:

	2019		2018		2017
(millions)	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Non-equity incentive plans – cash	$598.4	$472.7	$539.5	$426.2	$461.3	$299.8
Equity incentive plans:
Equity awards	90.1	71.2	76.2	60.2	92.9	60.4
Liability awards	0.1	0.1	1.0	0.8	2.5	1.6

Generally, time-based and performance-based equity awards are expensed pro rata over their respective vesting periods, based on the market value of the awards at the time of grant, with accelerated expense for participants who reach qualified retirement provisions. Performance-based equity awards that contain variable vesting criteria are expensed based on management’s expectation of the percentage of the award, if any, that will ultimately vest. These estimates can change periodically throughout the measurement period. The after-tax amounts are determined using the corporate federal tax rate of 21% for 2019 and 2018, and 35% for 2017.
Progressive’s 2015 Equity Incentive Plan, which provides for the granting of equity-based compensation to officers and other key employees, currently has authorized awards for up to 17.0 million shares, which includes 4.0 million shares transferred from the 2010 Equity Incentive Plan in accordance with the terms of the 2015 Equity Incentive Plan. No awards have been granted under the 2010 Equity Incentive Plan since January 2016 and none will be granted in the future.
The restricted equity awards are issued as either time-based or performance-based awards. All restricted equity awards are settled at or after vesting in Progressive common shares from existing treasury shares on a one-to-one basis. The time-based awards vest in equal installments upon the lapse of specified periods of time, typically three, four, and five years, absent the retirement provisions in the plan.
The performance-based awards were granted to approximately 40 Progressive executives and senior managers in 2019 in addition to their time-based awards to provide additional incentive to achieve pre-established profitability and growth targets, and relative investment performance.
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

Performance Measurement	Year(s) of Grant	Vesting range (as a percentage of target)
Growth of our personal auto and commercial auto businesses and homeowners multi-peril business, each compared to its respective market	2018-2019	0-250%
Growth of our personal auto and commercial auto businesses, compared to the combined personal and commercial auto market	2014-2017	0-250%
Investment results relative to peer group	2014-2019	0-200%
Unit growth in a specified customer segment	2016-2017	0% or 85-150%

App.-A-37

A summary of all employee restricted equity award activity during the years ended December 31, follows:

	2019		2018		2017
Restricted Equity Awards	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value
Beginning of year	4,856,356	$38.56	5,858,848	$30.47	6,951,373	$26.18
Add (deduct):
Granted[2]	1,835,145	49.61	1,876,109	45.55	2,383,475	32.01
Vested	(2,691,337)	31.85	(2,811,070)	26.41	(3,220,671)	22.53
Forfeited	(121,087)	43.98	(67,531)	36.10	(255,329)	28.03
End of year[3,4]	3,879,077	$48.28	4,856,356	$38.56	5,858,848	$30.47
1 Includes restricted stock units. All performance-based awards are included at their target amounts.
2 We reinvest dividend equivalents on restricted stock units. For 2019, 2018, and 2017, the number of units “granted” shown in the table above includes 210,159, 144,668, and 157,396 of dividend equivalent units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair value of the original grant.
3 At December 31, 2019, the number of shares included 726,712 performance-based units at their target amounts. We expect 1,740,712 units to vest based upon our current estimates of the likelihood of achieving the pre-determined performance goals applicable to each award.
4 At December 31, 2019, the total unrecognized compensation cost related to unvested equity awards was $95.9 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into the consolidated statements of comprehensive income over the weighted average vesting period of 2.3 years.
The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2019, 2018, and 2017, was $191.6 million, $162.7 million, and $130.5 million, respectively, based on the actual stock price on the applicable vesting date.
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
A summary of all ARX employee stock option activity during the years ended December 31, follows:

	2019		2018		2017
Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	16,067	$588.15	22,550	$564.60	24,995	$526.46
Add (deduct):
Exercised[1]	(5,329)	353.67	(6,483)	506.26	(2,445)	174.65
Forfeited	(300)	803.64	0	0	0	0
End of year	10,438	$701.66	16,067	$588.15	22,550	$564.60
Exercisable, end of year	10,438	$701.66	13,967	$562.17	17,950	$517.75
1 At the time of exercise, the value earned by the option holders was $5.9 million, $6.2 million, and $2.9 million in 2019, 2018, and 2017, respectively.

	2019		2018		2017
Non-Vested Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	2,100	$760.93	4,600	$747.45	8,000	$712.74
Add (deduct):
Vested	(1,800)	753.82	(2,500)	736.12	(3,400)	665.79
Forfeited	(300)	803.64	0	0	0	0
End of year	0	$0	2,100	$760.93	4,600	$747.45

App.-A-38

Incentive Compensation Plans – Directors  Progressive’s 2017 Directors Equity Incentive Plan, which provides for the granting of equity-based awards, including restricted stock awards, to non-employee directors, was approved by shareholders in 2017 and originally authorized awards for up to 0.5 million shares.
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
A summary of all directors’ restricted stock activity during the years ended December 31, follows:

	2019		2018		2017
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	41,706	$62.23	53,284	$40.54	55,839	$33.24
Add (deduct):
Granted	38,451	73.43	41,706	62.23	53,284	40.54
Vested	(41,706)	62.23	(53,284)	40.54	(55,839)	33.24
End of year[1]	38,451	$73.43	41,706	$62.23	53,284	$40.54

1 At December 31, 2019, 2018, and 2017, the remaining unrecognized compensation cost related to restricted stock awards was $0.8 million, $0.9 million, and $0.7 million, respectively.
The aggregate fair value of the restricted stock vested, during the years ended December 31, 2019, 2018, and 2017, was $3.0 million, $3.2 million, and $2.2 million, respectively, based on the actual stock price at time of vesting.
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

An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan. The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2019	2018
Progressive common shares[1]	$121.6	$114.7
Other investment funds[2]	151.2	124.0
Total	$272.8	$238.7
1 Included 3.2 million and 3.6 million common shares as of December 31, 2019 and 2018, respectively, to be distributed in common shares, and are reported at grant date fair value.
2 Amount is included in other assets on the consolidated balance sheets.

App.-A-39

10.  SEGMENT INFORMATION
We write personal and commercial auto insurance, personal residential and commercial property insurance, general liability insurance, and other specialty property-casualty insurance and related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles (our special lines products). The Personal Lines segment is comprised of both the Agency and Direct businesses. The Agency business includes business written by our network of more than 35,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (other insurance companies, financial institutions, and national agencies). The Direct business includes business written directly by us online, by phone, or on mobile devices. We operate our Personal Lines businesses throughout the United States.
Our Commercial Lines segment writes auto-related primary liability and physical damage insurance, and general liability and property insurance, predominately for small businesses. This segment operates throughout the United States and is distributed through both the independent agency and direct channels.
Our Property segment writes residential property insurance for homeowners, other property owners, and renters through both the independent agency and direct channel, and writes flood insurance through the “Write Your Own” program for the National Flood Insurance Program, through the agency channel. Our Property segment operates throughout the majority of the United States.

Our service businesses provide insurance-related services, including processing CAIP business and serving as an agent for homeowners, general liability, and workers’ compensation insurance, among other products, through our programs with Progressive Home and unaffiliated insurance companies.
We evaluate profitability based on pretax underwriting profit (loss) for the Personal Lines, Commercial Lines, and Property segments. Pretax underwriting profit (loss) is calculated as net premiums earned plus fees and other revenues, less: (i) losses and loss adjustment expenses; (ii) policy acquisition costs; and (iii) other underwriting expenses. Service business pretax profit (loss) is the difference between service business revenues and service business expenses.

Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We do not allocate assets or income taxes to operating segments. In addition, we do not separately identify depreciation expense by segment, and such allocation would be impractical. Companywide depreciation expense was $239.8 million in 2019, $190.4 million in 2018, and $169.9 million in 2017. The accounting policies of the operating segments are the same as those described in Note 1 – Reporting and Accounting Policies.

App.-A-40

Following are the operating results for the years ended December 31:

	2019		2018		2017
(millions)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)
Personal Lines
Agency	$14,904.1	$1,673.2	$13,017.2	$1,435.7	$11,177.6	$839.6
Direct	15,305.9	1,181.4	13,017.5	1,088.5	10,769.6	683.7
Total Personal Lines[1]	30,210.0	2,854.6	26,034.7	2,524.2	21,947.2	1,523.3
Commercial Lines	4,427.6	458.8	3,610.9	478.6	2,793.9	214.1
Property[2]	1,554.8	(26.1)	1,287.7	(88.7)	988.8	(50.3)
Other indemnity	0	0	0	0.9	0	(0.2)
Total underwriting operations	36,192.4	3,287.3	30,933.3	2,915.0	25,729.9	1,686.9
Fees and other revenues[3]	563.7	NA	472.2	NA	370.6	NA
Service businesses	195.0	16.1	158.5	24.4	126.8	17.3
Investments[4]	2,071.2	2,046.6	415.0	390.7	612.7	588.8
Other gains (losses)	0	0	0	0	(1.0)	(1.0)
Interest expense	NA	(189.7)	NA	(166.5)	NA	(153.1)
Consolidated total	$39,022.3	$5,160.3	$31,979.0	$3,163.6	$26,839.0	$2,138.9
NA = Not applicable
1 Personal auto insurance accounted for 94% of the total Personal Lines segment net premiums earned in 2019 and 2018, compared to 93% in 2017; insurance for our special lines products (e.g., motorcycles, ATVs, RVs, watercraft, and snowmobiles) accounted for the balance of the Personal Lines net premiums earned.
2 During 2019, 2018, and 2017, pretax profit (loss) includes $66.3 million, $72.0 million, and $66.2 million, respectively, of amortization expense predominately associated with the acquisition of a controlling interest in ARX. Although this expense is included in our Property segment, it is not reported in the consolidated results of ARX and, therefore, does not affect the value of net income attributable to noncontrolling interest.
3 Pretax profit (loss) for fees and other revenues are allocated to operating segments.
4 Revenues represent recurring investment income and total net realized gains (losses) on securities; pretax profit is net of investment expenses.

Our management uses underwriting margin and combined ratio as primary measures of underwriting profitability, as defined above. The underwriting margin is the pretax underwriting profit (loss) expressed as a percentage of net premiums earned (i.e., revenues from underwriting operations). Combined ratio is the complement of the underwriting margin. Following are the underwriting margins and combined ratios for our underwriting operations for the years ended December 31:

	2019		2018		2017
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines
Agency	11.2%	88.8	11.0%	89.0	7.5%	92.5
Direct	7.7	92.3	8.4	91.6	6.3	93.7
Total Personal Lines	9.5	90.5	9.7	90.3	6.9	93.1
Commercial Lines	10.4	89.6	13.3	86.7	7.7	92.3
Property[1]	(1.7)	101.7	(6.9)	106.9	(5.1)	105.1
Total underwriting operations	9.1	90.9	9.4	90.6	6.6	93.4
1 Included in 2019, 2018, and 2017, are 4.3 points, 5.6 points, and 6.7 points, respectively, of amortization expense predominately associated with the acquisition of a controlling interest in ARX.

App.-A-41

11.  OTHER COMPREHENSIVE INCOME (LOSS)
The components of other comprehensive income (loss), including reclassification adjustments by income statement line item, for the years ended December 31, were as follows:

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment	(Income) loss attributable to NCI
Balance at December 31, 2018	$(153.0)	$32.1	$(120.9)	$(105.6)	$(17.2)	$0	$1.9
Other comprehensive income (loss) before reclassifications:
Investment securities	825.8	(174.9)	650.9	650.9	0	0	0
Forecasted transactions	0	0	0	0	0	0	0
Foreign currency translation adjustment	0	0	0	0	0	0	0
(Income) loss attributable to noncontrolling interest (NCI)	(5.9)	1.3	(4.6)	0	0	0	(4.6)
Total other comprehensive income (loss) before reclassifications	819.9	(173.6)	646.3	650.9	0	0	(4.6)
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	0	0	0	0	0	0	0
Net realized gains (losses) on securities	232.2	(47.7)	184.5	184.5	0	0	0
Other gains (losses)	0	0	0	0	0	0	0
Interest expense	(1.0)	0.2	(0.8)	0	(0.8)	0	0
Total reclassification adjustment for amounts realized in net income	231.2	(47.5)	183.7	184.5	(0.8)	0	0
Total other comprehensive income (loss)	588.7	(126.1)	462.6	466.4	0.8	0	(4.6)
Balance at December 31, 2019	$435.7	$(94.0)	$341.7	$360.8	$(16.4)	$0	$(2.7)

App.-A-42

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment	(Income) loss attributable to NCI
Balance at December 31, 2017	$1,977.8	$(695.6)	$1,282.2	$1,295.0	$(14.8)	$0	$2.0
Cumulative effect adjustment[1]	(2,006.0)	705.8	(1,300.2)	(1,300.2)	0	0	0
Reclassification of disproportionate amounts[2]	(4.3)	(3.4)	(7.7)	(1.1)	(3.2)	0	(3.4)
Adjusted balance at December 31, 2017	(32.5)	6.8	(25.7)	(6.3)	(18.0)	0	(1.4)
Other comprehensive income (loss) before reclassifications:
Investment securities	(224.1)	47.0	(177.1)	(177.1)	0	0	0
Forecasted transactions	0	0	0	0	0	0	0
Foreign currency translation adjustment	0	0	0	0	0	0	0
(Income) loss attributable to noncontrolling interest (NCI)	4.3	(1.0)	3.3	0	0	0	3.3
Total other comprehensive income (loss) before reclassifications	(219.8)	46.0	(173.8)	(177.1)	0	0	3.3
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	0	0	0	0	0	0	0
Net realized gains (losses) on securities	(98.3)	20.5	(77.8)	(77.8)	0	0	0
Other gains (losses)	0	0	0	0	0	0	0
Interest expense	(1.0)	0.2	(0.8)	0	(0.8)	0	0
Total reclassification adjustment for amounts realized in net income	(99.3)	20.7	(78.6)	(77.8)	(0.8)	0	0
Total other comprehensive income (loss)	(120.5)	25.3	(95.2)	(99.3)	0.8	0	3.3
Balance at December 31, 2018	$(153.0)	$32.1	$(120.9)	$(105.6)	$(17.2)	$0	$1.9
1 Reflects the fair value changes on equity securities as of December 31, 2017, which are reported as realized gains (losses) under the new accounting guidance. See Note 1 – Reporting and Accounting Policies for additional information.
2 Reflects the effect of the change in the U.S. federal tax rate on our available-for-sale fixed-maturity securities and our hedges on forecasted transactions as of December 31, 2017 (see Note 1 – Reporting and Accounting Policies for additional information) and the adjustment to reflect the change in value on (income) loss attributable to NCI in conjunction with the "put" transaction (see Note 15 – Redeemable Noncontrolling Interest for additional information).

App.-A-43

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

1 During 2017, we ceased writing insurance in Australia resulting in a loss of $1.2 million relating to the foreign currency translation adjustment. The loss is netted with other gains (losses) on our consolidated statements of comprehensive income for the year end December 31, 2017.

In an effort to manage interest rate risk, we often enter into forecasted transactions on Progressive’s debt issuances. We expect to reclassify $1.1 million (pretax) into interest expense during the next 12 months, related to net unrealized losses on forecasted transactions (see Note 4 – Debt for further discussion).

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

App.-A-44

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
The pending lawsuits summarized below are in various stages of development, and the outcomes are uncertain as of December 31, 2019. At period end, except to the extent an immaterial accrual has been established, we do not consider the losses from these pending cases to be both probable and estimable, and we are unable to estimate a range of loss at this time. It is not possible to determine loss exposure for a number of reasons, including, without limitation, one or more of the following: liability appears to be remote; putative class action lawsuits generally pose immaterial exposure until a class is actually certified, which, historically, has not been granted by courts in the vast majority of our cases in which class certification has been sought; class definitions are often indefinite and preclude detailed exposure analysis; and complaints rarely state an amount sought as relief, and when such amount is stated, it often is a function of pleading requirements and may be unrelated to the potential exposure.
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
At December 31, 2019, pending lawsuits as described above that challenge certain of the operations of our subsidiaries included:

Lawsuits seeking class/collective action status:

•
alleging we sell or charge insureds for illusory coverage or coverage lower than amounts allowed by law for personal injury protection (PIP) coverage and pay related claims at levels lower than allowed by law.

•
challenging how physical damage claims are handled, adjusted, and ultimately paid, including how we value total loss claims, the payment of fees and taxes associated with total losses, and the payment of diminution damages.

•	challenging our practice in Florida of adjusting PIP payments.

•	challenging our assessment of fees.

•	challenging our adjustment of medical bills submitted by insureds or medical providers in medical claims.

•	challenging our payment and reimbursement practices to Medicare Advantage Plans on first party medical, PIP, and bodily injury claims.

•	alleging we improperly sell secondary PIP coverage to Medicare and Medicaid beneficiaries in New Jersey.

•	challenging our acceptance of uninsured motorist (UM) rejection.

•	alleging we sell illusory underinsured motorist (UIM) coverage.

•	alleging that we wrongly pursue subrogation of medical payments paid directly to providers and not to insureds.

•	alleging that we must pay an insured the pre-loss actual cash value of a totaled vehicle in addition to the value of the salvage vehicle if we take ownership of the salvage vehicle.

•	alleging legal malpractice by tort counsel appointed by and paid by Progressive to defend our insureds in civil cases.

•	alleging that we improperly adjust property claims by depreciating labor costs.

•	alleging that we improperly calculate basic economic loss as it relates to wage loss coverage in New York.

•	alleging that we violated the Telephone Consumer Protection Act.

•	challenging certain pay practices with respect to our non-exempt employee population.

Lawsuits certified or conditionally certified as class/collective actions:

•	alleging that we undervalued total loss claims through the use of certain valuation tools.

•	challenging the manner in which we grant a discount for anti-theft devices.

•	alleging that we fail to pay overtime to certain employees who we classify as exempt from overtime pay requirements.

•	challenging our compliance with certain provisions of the California Labor Code with respect to our non-exempt California employee population.

App.-A-45

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
13.  LEASES
At the beginning of 2019, we adopted the new lease accounting standard that requires operating leases be reported on the balance sheet, on a prospective basis (see Note 1 – Reporting and Accounting Policies for further discussion). Included in our consolidated balance sheet at December 31, 2019, are certain operating leases for office space, computer equipment, and vehicles that are reported as a component of other assets and accounts payable, accrued expenses, and other liabilities. The leased assets represent our right to use an underlying asset for the lease term and the lease liabilities represent our obligation to make lease payments arising from the lease. We use an incremental borrowing rate to calculate the present value of the remaining lease payments. At December 31, 2019, we had operating lease assets of $188.2 million and operating lease liabilities of $201.5 million.

At December 31, 2019, the following table shows our operating lease liabilities, on an undiscounted basis for the periods indicated, along with key inputs used to discount our lease liabilities:

(millions)	Commitments
2020	$77.6
2021	64.3
2022	33.1
2023	18.5
2024	11.9
Thereafter	6.1
Total	211.5
Interest	(10.0)
Present value of lease liabilities	$201.5
Weighted-average remaining term	3.3 years
Weighted-average discount rate	3.0%

We review each contract at inception to determine if it contains a lease and whether the lease qualifies as an operating or financing lease. Operating leases are expensed on a straight-line basis over the term of the lease. In determining the lease term, we consider the probability of exercising renewal options. We elected to account for leases with both lease and non-lease components as a single lease component and to apply a portfolio approach to account for our vehicle leases.
The operating lease expense for the years ended
December 31, was as follows:

(millions)	Expense
2019	$102.0
2018	77.3
2017	77.2

Prior to adopting the new lease accounting standard, we had certain noncancelable operating lease commitments with lease terms greater than one year for property and computer equipment. The minimum commitments under these agreements at December 31, 2018, were as follows:

(millions)	Commitments
2019	$64.1
2020	65.5
2021	52.8
2022	24.3
2023	8.5
Thereafter	3.8
Total	$219.0

App.-A-46

14. DIVIDENDS
Following is a summary of our common and preferred share dividends that were declared and/or paid in the last three years:

(millions, except per share amounts)		Amount
Declared	Payable	Per Share	Accrued[1]
Common - Annual Variable Dividends:
December 2019	January 2020	$2.25	$1,316.9
December 2018	February 2019	2.5140	1,467.9
December 2017	February 2018	1.1247	655.1
December 2016	February 2017	0.6808	395.4

Common - Quarterly Dividends:
December 2019	January 2020	0.10	58.5
August 2019	October 2019	0.10	58.5
May 2019	July 2019	0.10	58.4
February 2019	April 2019	0.10	58.4

Preferred Dividends:
August 2019	September 2019	26.875	13.4
February 2019	March 2019	26.875	13.4
August 2018	September 2018	27.024	13.5
1 The accrual is based on an estimate of shares outstanding as of the record date and is recorded as a component of accounts payable, accrued expenses, and other liabilities on the consolidated balance sheets.
Common Share Dividends
The Board of Directors adopted a policy of declaring regular quarterly common share dividends, and on at least an annual basis, to consider declaring an additional common share dividend, which was effective beginning in 2019.
During 2018 and 2017, we maintained a policy of paying an annual variable dividend. Under the policy, the dividend was based on a target percentage of 33-1/3%, as determined by the Board, of after-tax underwriting income multiplied by a performance factor (Gainshare factor). The Gainshare factor was 1.91 and 1.79 for the dividends declared in 2018 and 2017, respectively.
Preferred Share Dividends
In March 2018, we issued 500,000 Series B Fixed-to-Floating Rate Cumulative Perpetual Serial Preferred Shares, without par value (the “Series B Preferred Shares”), with a liquidation preference of $1,000 per share (the “stated amount”). Holders of the Series B Preferred

Shares will be entitled to receive cumulative cash dividends semi-annually in March and September, if and when declared by the Board of Directors. Until March 15, 2023 (the “fixed-rate period”), the annual dividend rate is fixed at 5.375% of the stated amount per share. Beginning March 15, 2023, the annual dividend rate switches to a floating rate equal to the three-month London Interbank Offered Rate (LIBOR) (or comparable successor base rate) plus a spread of 2.539% applied to the stated amount per share. After the fixed-rate period and up until redemption of the Series B Preferred Shares, the dividends would be payable quarterly, if and when declared by the Board of Directors. The Series B Preferred Shares are perpetual and have no stated maturity date. After the fixed-rate period, we may redeem the Series B Preferred Shares at the stated amount plus all accrued and unpaid dividends.

15. REDEEMABLE NONCONTROLLING INTEREST
In connection with the April 2015 acquisition of a controlling interest in ARX, The Progressive Corporation entered into a stockholders’ agreement with the other ARX stockholders. Pursuant to the stockholders’ agreement, the minority ARX stockholders “put” a portion of their ARX shares to Progressive in 2018, and, as of December 31, 2019, had the right to put all of their remaining shares to

Progressive in 2021. During 2018, minority ARX stockholders put 204,527 shares, including 5,483 shares that were issued upon the exercise of outstanding stock options. Progressive acquired these additional shares, in a cash transaction, for a total cost of $295.9 million. As of December 31, 2019, if ARX stockholders do not put all of their shares to Progressive in 2021 Progressive has the

App.-A-47

ability to “call” all of the outstanding shares shortly thereafter and to bring its ownership stake to 100% in 2021. Progressive's purchase prices for shares, pursuant to these put or call rights, will be determined by adding (A) the price per share paid at the closing on April 1, 2015, to (B) the product of the change in the fully diluted net tangible book value per share of ARX between December 31, 2014, and December 31, 2020, times a multiple of between 1.0 and 2.0. The multiple will be determined based on the growth and profitability of ARX’s business over the applicable time period, pursuant to criteria included in the stockholders’ agreement. Among other provisions, the stockholders’ agreement also prohibits ARX from taking a number of actions, including the payment of dividends, without the consent of The Progressive Corporation and one other stockholder.
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

In addition to these minority shares, at December 31, 2019, ARX employees held options to purchase 10,438 ARX shares. These options and any shares issued upon exercise are subject to the stockholders’ agreement, including the “put” and “call” rights described above. As the options are not exercised, the underlying obligation of approximately $16.0 million is not recorded as part of redeemable NCI.
The changes in the components of redeemable NCI during the years ended December 31, were:

(millions)	2019	2018	2017
Balance, beginning of year	$214.5	$503.7	$483.7
Net income attributable to NCI	9.7	5.7	5.9
Other comprehensive income (loss) attributable to NCI[1]	4.6	(3.3)	2.3
Exercise of stock options	7.7	9.4	3.4
Purchase/change of ARX minority shares	(11.2)	(298.2)	0
Change in redemption value	0.3	(2.8)	8.4
Balance, end of year	$225.6	$214.5	$503.7
1 Amount represents the other comprehensive income (loss) attributable to NCI, as reflected on the consolidated statements of comprehensive income; changes in accumulated other comprehensive income (loss) attributable to NCI due to a change in the minority ownership percentage does not impact the amount of redeemable NCI.
In February 2020, Progressive and the minority ARX stockholders entered into an agreement requiring Progressive to purchase all remaining minority shares in the second quarter 2020. See Note 17 – Subsequent Event for further discussion.
16. GOODWILL AND INTANGIBLE ASSETS
Goodwill
Goodwill recorded at December 31, 2019, and 2018, was $452.7 million. The majority of the goodwill recorded as of December 31, 2019, relates to the April 1, 2015, acquisition of a controlling interest in ARX. No impairment losses have been recorded on any of the outstanding goodwill.
Intangible Assets
The following table is a summary of the net carrying amount of other intangible assets as of December 31:

(millions)	2019	2018
Intangible assets subject to amortization	$215.9	$282.2
Indefinite-lived intangible assets[1]	12.4	12.4
Total	$228.3	$294.6
1 Indefinite-lived intangible assets are comprised of state insurance and agent licenses. State insurance licenses were previously subject to amortization under superseded accounting guidance and have $0.6 million of accumulated amortization for both years presented.

App.-A-48

Intangible assets subject to amortization for the years ended December 31, consisted of the following:

(millions)	2019			2018
Category	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Policies in force	$256.2	$173.9	$82.3	$256.2	$137.3	$118.9
Agency relationships	159.2	54.0	105.2	159.2	42.6	116.6
Software rights	79.1	50.7	28.4	79.1	40.1	39.0
Trade name	34.8	34.8	0	34.8	27.1	7.7
Total	$529.3	$313.4	$215.9	$529.3	$247.1	$282.2

Amortization expense was $66.3 million, $72.0 million, and $66.2 million for the years ended December 31, 2019, 2018, and 2017, respectively. During 2017, we revised our estimate of the economic useful life of our trade name intangible asset from an original life of 10 years to a remaining life of 2 years. The decrease in the useful life reflected the transition of our branding for the Property business, from the ASI trade name to the Progressive brand. The majority of the intangible assets have finite lives, which, at December 31, 2019, had a remaining life range from 2 months to 9 years, with an average remaining life of 3.7 years.
The estimated aggregate amortization on these intangible assets for each of the next five years as of December 31, 2019, follows:

(millions)
Year	Amortization Expense
2020	$56.9
2021	56.6
2022	29.2
2023	13.5
2024	11.4

17. SUBSEQUENT EVENT
In February 2020, Progressive and the minority ARX stockholders, including employees holding vested stock options, signed a stock purchase agreement requiring Progressive to acquire all outstanding shares and shares to be issued under outstanding stock options. This transaction, which is subject to normal closing conditions, would bring Progressive’s ownership stake to 100% early in the second quarter of 2020, instead of 2021 as originally planned. The total cost of this transaction is estimated to be $242 million.

App.-A-49

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Progressive Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of The Progressive Corporation and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

App.-A-50

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Loss and Loss Adjustment Expense Reserves

As described in Notes 1 and 6 to the consolidated financial statements, as of December 31, 2019, the Company reported a $18.1 billion loss and loss adjustment expense (“LAE”) reserve liability of which 97% relate to Personal and Commercial Lines vehicle businesses. Reserves are based on estimates of ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. Management establishes loss and LAE reserves after completing reviews at a disaggregated level of grouping. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per earned car year), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of LAE costs.

The principal considerations for our determination that performing procedures relating to the valuation of loss and LAE reserves is a critical audit matter are (i) there was significant judgment by management when developing their estimate of loss and LAE reserves, which in turn led to a significant degree of auditor judgment and subjectivity in performing procedures relating to the valuation; (ii) there was significant auditor effort and judgment in evaluating audit evidence relating to the various actuarial projection methods, historical comparable loss data and aforementioned loss development factors; and (iii) the audit effort included the involvement of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s valuation of loss and LAE reserves, including controls over the various projection methods and development of the loss development factors. These procedures also included, among others, testing the completeness and accuracy of historical data provided by management and the involvement of professionals with specialized skill and knowledge to assist in (i) independently estimating reserves for certain lines of businesses using actual historical comparable loss data, independently derived loss development factors, and industry data and comparing this independent estimate to management’s actuarial determined reserves and (ii) evaluating the appropriateness of the actuarial methods and reasonableness of the loss development factors, including the aforementioned frequency, severity, and average premium as well as the frequency and severity of LAE costs, for determining the reserve balances for certain lines of businesses.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
March 2, 2020

We have served as the Company’s auditor since 1984.

App.-A-51

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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework (2013), management concluded that our internal control over financial reporting was effective as of December 31, 2019.
PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2019; such report appears herein.
CEO and CFO Certifications
Susan Patricia Griffith, President and Chief Executive Officer of The Progressive Corporation, and John P. Sauerland, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2019 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mrs. Griffith and Mr. Sauerland have each certified that, to the best of their knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Sections 302 and 906 certifications, respectively.

App.-A-52

The Progressive Corporation and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion and analysis of our consolidated financial condition and results of operations.

I. OVERVIEW
The Progressive insurance organization has been offering insurance to consumers since 1937. The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Corporation, together with its insurance and non-insurance subsidiaries and affiliates, comprise what we refer to as Progressive.

We report three operating segments. Our Personal Lines segment writes insurance for personal autos and recreational vehicles (referred to as our special lines products). Our Commercial Lines segment offers auto-related primary liability and physical damage insurance, general liability insurance, and property insurance, predominately for small businesses. Lastly, our Property segment writes residential property insurance for homeowners, other property owners, and renters. We operate throughout the United States through both the independent agency and direct distribution channels. We are the third largest private passenger auto insurer in the country, the number one writer of commercial auto insurance, and one of the top 15 homeowners insurance carriers, in each case, based on premiums written.

Our underwriting operations, combined with our service and investment operations, make up the consolidated group.

A. Operating Results
We recognized strong growth in both premiums and policies in force in 2019 across all of our segments. On a year-over-year basis, net premiums written grew 15% to $37.6 billion and net premiums earned grew 17% to $36.2 billion, respectively. During the year, we generated $5.0 billion more in net premiums written than in 2018, reflecting both unit growth and an increase in average written premiums per policy. We had 22.4 million companywide policies in force at December 31, 2019, an increase of 10%, or 2.0 million policies, over the prior year.
On a year-over-year basis, net income and comprehensive income attributable to Progressive increased 52% and 76%, respectively. In addition to a 13% increase in underwriting income, we recognized a significant increase in net investment income and realized gains, compared to 2018.
Investment income, including interest and dividends, increased 27% on a year-over-year basis, primarily reflecting an increase in both average assets and portfolio yields. On a year-over-year basis, comprehensive income increased more than net income due to the recognition of net unrealized gains on our fixed-maturity securities during 2019, compared to net unrealized losses in the prior year, reflecting a decline in interest rates in nearly all sectors during the year, most notably in our U.S. Treasury, corporate, and commercial mortgage-backed portfolios.
The impairment losses for the year reflected write-downs on investments related to renewable energy tax credits, which are held outside of our investment portfolio and are reported in other assets. As a result of these investments, we also recorded $38.1 million of federal tax benefits in our income tax provision during 2019, which represented all of the expected tax benefits from these investments.
We ended 2019 with total capital (debt plus shareholders’ equity) of $18.1 billion, $2.9 billion more than 2018. The year-over-year increase primarily reflects comprehensive income generated in 2019, in part offset by our quarterly and annual common share dividends of $1.6 billion declared during the year.
B. Insurance Operations
For 2019, our companywide underwriting profit margin was 9.1%, compared to 9.4% in 2018. Our Personal and Commercial Lines operating segments were profitable with underwriting margins of 9.5% and 10.4%, respectively, while our Property segment had an underwriting loss of 1.7% for the year, which included 4.3 points of amortization expense, predominately related to the acquisition of a controlling interest in ARX Holding Corp. ("ARX") in 2015. Our special lines products also had a profitable year, contributing a 0.7 point favorable impact on our total Personal Lines combined ratio.

During the year, on a companywide basis, we recognized 1.5 loss ratio points related to catastrophe losses, compared to 2.0 points in 2018. While the Personal Lines results benefited 0.2 points from the lower catastrophe losses this year, the Property business results saw more benefit from lower storm losses. In 2019, our Property business results included 13.8 points due to catastrophe losses, compared to 20.9 points last year. The majority of our catastrophe losses in 2019 were due primarily to wind and hail throughout the United States, whereas in 2018, in addition to severe storms in several states, we also incurred significant losses from Hurricane Michael.

App.-A-53

The unfavorable prior accident year development we incurred in 2019 was 0.3 points greater than the unfavorable development recognized last year. Just over half of the development was in our Personal Lines business and primarily reflected increased injury severity, more reopened personal injury protection claims, and more late reported losses with increased severity. Our overall incurred severity in our personal auto businesses increased about 7%, while frequency decreased about 3%, compared to the prior year. Our Commercial Lines results included 1.9 points of unfavorable development primarily due to increased injury severity and increased late emerging losses, while our Property business had about a 0.8 point impact from unfavorable development in 2019.
On a year-over-year basis, net premiums written grew in each of our segments with Personal Lines growing 15%, Commercial Lines 20%, and Property 16%. Changes in net premiums written are a function of new business applications (i.e., policies sold), premium per policy, and retention. Policies in force grew 10% companywide, with Personal Lines, Commercial Lines, and Property growing 9%, 8%, and 14%, respectively.
During 2019, total new personal auto applications increased 8% on a year-over-year basis, including a 7% increase in our Agency auto business and a 9% increase in our Direct auto business. The increase in new applications was primarily attributable to our competitive product offerings and position in the marketplace, our increase in advertising expense during the year, and a focus on quoting system enhancements in the Agency auto channel. We will continue to spend on marketing when we believe it is an efficient use of our dollars. We continued to generate new business application growth in our bundled auto and home customers (i.e., Robinsons) in both the Agency and Direct channels. While we experienced solid year-over-year new application growth in our auto products, the rate of growth was lower than the significant growth we experienced in 2018. The slowdown in new application growth in part reflects competitors lowering rates in 2019, which contributed to less shopping during the year.

The increase in net premiums written in our Commercial Lines business in part reflects the expansion of our transportation network company business (TNC) during 2019. We added ten states on the Uber and Uber Eats platform and three states for Lyft’s rideshare operations. While the premium impact is significant, contributing about 4 points of the total Commercial Lines net premiums written growth for the year, the expansion did not impact application growth since we write only one TNC policy per period, per state. For our Commercial Lines business, new applications increased 11% for the year. This increase was primarily driven by increased quote volume and conversion. On average we modestly raised rates in 2019, while competitors also took rate increases, particularly in the second half of 2019 to respond to accelerating loss severity trends and unfavorable prior year loss development.
Our Property business new applications decreased 1% for the year. The decline primarily reflects the impact of targeted underwriting changes made in 2019 and the significant growth experienced in 2018. Throughout 2017 and the first half of 2018, we increased our state footprint and generated additional new applications in 2018 when an unaffiliated carrier non-renewed a large portion of their book of business and our new business applications were temporarily inflated as we wrote some of that business directly. During 2019, we expanded our direct Property offerings through investing resources to increase consumer awareness and maximize sales yield. HomeQuote Explorer® provides online quoting for homeowners shoppers on a nationwide basis and gives these shoppers the ability to buy directly online in 14 states at year end, with plans to roll out to additional states in 2020. We expect this to have a favorable impact on new application growth.
During 2019, on a year-over-year basis, written premium per policy increased 3% for our Agency auto and 2% for our Direct personal auto businesses, primarily due to a shift in the mix of business and an increase in insured vehicles per policy. We did not have any significant rate activity in 2019 in our Personal Lines business. In addition, for our Agency auto policies, part of the increase reflects an increase in the percentage of bundled Agency auto policies written for 12-month terms, which have higher written premiums than policies written for 6-month terms. Written premium per policy for our special lines products increased 3%, compared to the prior year.

Commercial Lines experienced an 8% increase in written premium per policy, which reflects a shift in our mix of businesses to higher premium products, which began in 2018 and continued into 2019, and modest rate increases. During 2019, we raised rates, on average, 1.4%.

For the Property business, written premium per policy increased 2%. We increased rates during 2019, across our Property products, but primarily on the homeowners product in hail-prone states. We will continue to adjust pricing and coverage requirements to ensure that we are adequately priced to cover expected losses from these severe convective storms.

To grow policies in force, it is critical that we retain our customers for longer periods. Consequently, increasing retention continues to be one of our most important priorities. Our efforts to increase our share of multi-product households remains a key initiative to support that goal. Policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage, is our primary measure of customer retention in our Personal Lines and Commercial Lines businesses. Our trailing 12-month total

App.-A-54

auto policy life expectancy and trailing 3-month total auto policy life expectancy, which does not address seasonality and can reflect more volatility, were both flat compared to last year. While our Agency auto trailing 12-month policy life expectancy was up 3% year over year, our Direct auto product retention decreased 3%. Our policy life expectancy increased 3% for special lines and decreased 2% for Commercial Lines. We remain focused on improving retention through increased rate stability and making investments to improve the customer experience.
C. Investments
The fair value of our investment portfolio was $39.3 billion at December 31, 2019, compared to $33.6 billion at December 31, 2018. On a year-over-year basis, our invested assets increased 17%. Over the last 12 months, the size of our portfolio grew as a result of significant cash inflows from growth and profitability of our insurance operations and investment portfolio returns. At December 31, 2019, 12% of our portfolio was allocated to Group I securities and 88% to Group II securities, compared to 14% and 86%, respectively, at December 31, 2018. Our asset allocation strategy is to maintain 0-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in our Group II securities (the securities allocated to Group I and II are defined below under Results of Operations – Investments).
Our recurring investment income generated a pretax book yield of 3.1% for 2019, compared to 2.8% for 2018 and 2.4% for 2017. The increase in portfolio yields was a result of our decision to hold a short-duration portfolio, which allowed us to take advantage of opportunities to invest in higher yielding securities with cash from operations, portfolio maturities, and paydowns, and to slightly increase the portfolio duration. Our investment portfolio produced a fully taxable equivalent (FTE) total return, which includes tax adjusted investment income and both realized and changes in unrealized gains (losses) on securities, of 7.9% for 2019, compared to 1.2% for 2018. Our fixed-income and common stock portfolios had FTE total returns of 6.0% and 30.5%, respectively, for 2019, and 1.5% and (4.4)%, for 2018. We generated a positive return in the fixed-income portfolio this year as interest rates and risk premium pricing declined resulting in valuation increases of our securities and from interest income. The equity market recovered from a sharp fourth quarter 2018 decline, resulting in a significant positive equity return for the year.

At December 31, 2019, the fixed-income portfolio had a weighted average credit quality of AA and a duration of 3.0 years, compared to AA- and 2.8 years at December 31, 2018. We lengthened our portfolio duration modestly during the year. Even after lengthening, our duration remains below the mid-point of our range, which we are using as a means to limit a substantial decline in portfolio valuation from a significant increase in rates from current levels.
Based on uncertainty of whether the London Interbank Offered Rate (LIBOR) will continue to be available after 2021, we reviewed our portfolio and determined that at December 31, 2019, we held about $3.3 billion of securities that could be affected by the proposed LIBOR change (i.e., reset to a fixed rate from a LIBOR-based rate or change to a LIBOR-replacement rate). We currently have approximately $1.1 billion of securities in our preferred stock portfolio the terms of which we believe create the potential for price volatility should LIBOR no longer be available. We also hold asset-backed and corporate securities that have LIBOR exposure, but we believe these securities are unlikely to experience significant price volatility in connection with the change. We currently believe all of these securities provide adequate compensation for the risks associated with the possibility of LIBOR no longer being quoted or used in the calculation of their coupon rates. We continue to monitor ongoing discussions and updates to the planned migration and its potential effects on the LIBOR-linked securities in our portfolio. As of year-end 2019, we had no exposure to derivative investments linked to LIBOR.
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
During 2019, The Progressive Corporation received cash dividends of $2.1 billion, net of capital contributions, from our insurance and non-insurance subsidiaries. There were no security sales or borrowings during the year.

App.-A-55

The Progressive Corporation deployed capital through the following actions in 2019:

•	Dividends

◦	Common shares - declared aggregate dividends of $2.65 per common share, or $1.55 billion.

◦	Preferred shares - declared aggregate Series B Preferred dividends of
$26.8 million.

•
Share Repurchases - acquired 1.3 million of our common shares at a total cost of $91.3 million, primarily pursuant to our equity compensation plans and to neutralize dilution from equity-based compensation in the year of issuance as stated in our financial policies.

Over the last three years, The Progressive Corporation received dividends from its subsidiaries, net of capital contributions, of $3.7 billion, and issued $2.0 billion of senior notes and $500 million of our Series B Preferred Shares. Regulatory restrictions on subsidiary dividends are described in Note 8 – Statutory Financial Information. The covenants on The Progressive Corporation’s existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event that our debt securities are downgraded by a rating agency. While we have had an unsecured discretionary line of credit available to us during the last three years in the aggregate amount of $250 million, we did not borrow under these agreements, or engage in other short-term borrowings, during this period to fund our operations or for liquidity purposes.
In the aggregate for the last three years, we made the following payments:

•	$2.7 billion for common and preferred share dividends;

•	$0.7 billion to redeem outstanding debt; we have no debt that will mature during the next 12 months;

•	$0.5 billion for interest on our outstanding debt;

•	$0.3 billion to acquire additional shares and increase our ownership of ARX; and

•	$0.2 billion to repurchase our common shares.
For the three years ended December 31, 2019, operations generated positive cash flows of about $16.3 billion, and cash flows are expected to remain positive in both the short-term and reasonably foreseeable future. In 2019, operating cash flows were fairly consistent with 2018. As of December 31, 2019, we held $15.0 billion in short-term investments and U.S. Treasury securities. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments in the event our cash flow from operations were to be negative. See Item 1A, “Risk Factors,” in our 2019 Form 10-K filed with the Securities and Exchange Commission for a discussion of certain matters that may affect our portfolios and capital position.
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
Insurance companies are required to satisfy regulatory surplus and premiums written-to-surplus ratio requirements. As of December 31, 2019, our consolidated statutory surplus was $13.7 billion, compared to $11.6 billion at December 31, 2018. Our net premiums written-to-surplus ratio was 2.7 to 1 at year-end 2019, and 2.8 to 1 at year-end 2018 and 2017. At year-end 2019, we also had access to $3.2 billion of securities held in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth or for other purposes. In January 2020, we used $1.4 billion of available funds to pay the common share dividends declared by the Board in December 2019. See Note 14 – Dividends for further discussion of our dividend policy.
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
In accordance with the stockholder's agreement between the minority ARX stockholders and Progressive, the minority ARX stockholders have the right to “put” their remaining shares to Progressive in 2021, and Progressive has the ability to “call” all of the outstanding shares shortly thereafter. In February 2020, however, Progressive and the minority ARX stockholders signed a stock purchase agreement requiring Progressive to acquire all outstanding shares and the shares to be issued under outstanding stock options. This transaction, which is subject to normal closing conditions, would bring Progressive’s ownership stake in ARX to 100% early in the second quarter of 2020, instead of 2021 as originally planned. We believe the acceleration of the ARX minority stock purchase will be mutually beneficial in our continued efforts to expand our reach and grow our bundled auto and home Robinsons

App.-A-56

consumer segment. The total cost of this transaction is estimated to be $242 million. This transaction is expected to be funded with cash from operations. See Note 15 – Redeemable Noncontrolling Interest and Note 17 – Subsequent Event for further information.
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

At all times during the last two years, our total capital exceeded the sum of our regulatory capital layer plus our self-constructed extreme contingency layer. At December 31, 2019, we held total capital (debt plus shareholders’ equity) of $18.1 billion, compared to $15.2 billion at December 31, 2018. Our debt-to-total capital (debt plus shareholders’ equity, which does not include redeemable noncontrolling interest) ratios at December 31, 2019, 2018, and 2017 were 24.4%, 28.9%, and 26.3%, respectively, and were consistent with our financial policy of maintaining a ratio of less than 30%, which we target to meet annually.

Based upon our capital planning and forecasting efforts, we believe we have sufficient capital resources and cash flows from operations to support our current business, scheduled principal and interest payments on our debt, anticipated dividends on our common shares and Series B Preferred Shares, our contractual obligations, and other expected capital requirements for the foreseeable future. Nevertheless, we may determine to raise additional capital to take advantage of attractive terms in the market and provide additional financial flexibility. We have an effective shelf registration with the U.S. Securities and Exchange Commission so that we may periodically offer and sell an indeterminate aggregate amount of senior or subordinated debt securities, preferred stock, depositary shares, common stock, purchase contracts, warrants, and units. The shelf registration enables us to raise funds from the offering of any securities covered by the shelf registration as well as any combination thereof, subject to market conditions.

App.-A-57

B. Commitments, Contingencies, and Other Off-Balance-Sheet Arrangements
Contractual Obligations
A summary of our noncancelable contractual obligations as of December 31, 2019, follows:

	Payments due by period
(millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt	$4,450.0	$0	$500.0	$0	$3,950.0
Interest payments on debt	3,284.8	188.2	357.5	338.8	2,400.3
Operating lease obligations	211.5	77.6	97.4	30.4	6.1
Purchase obligations	857.0	722.8	125.3	8.8	0.1
Catastrophe excess of loss reinsurance contracts[1]	96.1	84.6	11.5	0	0
Loss and loss adjustment expense reserves	18,105.4	8,931.2	6,013.6	1,569.9	1,590.7
Total	$27,004.8	$10,004.4	$7,105.3	$1,947.9	$7,947.2
1 Our Property business has several multiple-layer property catastrophe reinsurance contracts with various reinsurers with terms ranging from one to three years.
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
Off-Balance-Sheet Arrangements
During 2019, our only off-balance-sheet leverage included purchase obligations and catastrophe excess of loss reinsurance contracts (see Note 1 – Reporting and Accounting Policies for further discussion). We did not have any open derivative positions or U.S. Treasury futures contracts at December 31, 2019 and 2018.

III.  RESULTS OF OPERATIONS – UNDERWRITING
A. Segment Overview
We report our underwriting operations in three segments: Personal Lines, Commercial Lines, and Property. As a component of our Personal Lines segment, we report our Agency and Direct business results to provide further understanding of our products by distribution channel.
The following table shows the composition of our companywide net premiums written, by segment, for the years ended December 31:

	2019	2018	2017
Personal Lines
Agency	41%	41%	43%
Direct	42	42	42
Total Personal Lines	83	83	85
Commercial Lines	13	12	11
Property	4	5	4
Total underwriting operations	100%	100%	100%

Our Personal Lines segment writes insurance for personal autos (which accounts for about 94% of the segment's net written premiums) and special lines products (e.g., motorcycles, watercraft, and RVs). While our personal auto policies are primarily written for 6-month terms, we have started writing 12-month auto policies in our Platinum Agencies to promote bundled auto and home growth. At year-end 2019, 10% of our Agency auto policies in force were 12-month policies, compared to about 8% a year earlier. While the shift to 12-month policies is slow, as our Agency new business application mix of annual policies grows, that shift in policy term could inflate our written premium mix by channel as 12-month policies naturally have about twice the amount of net premiums written compared to 6-month policies. The special lines products are written for 12-month terms.
Our Commercial Lines business writes auto-related primary liability and physical damage insurance, and other liability and property insurance, predominately for small businesses. The majority of our Commercial Lines business is written through the independent agency channel. The amount of business written through the direct channel continues to grow and represented about 14% of premiums written for 2019, compared to 12% and 9% for

App.-A-58

2018 and 2017, respectively. About 90% of our policies are written for 12-month terms.
Our Property business writes residential property insurance for single family homes, condominium unit owners, renters, etc. We write the majority of our Property business through the independent agency channel; however, we continue to expand the distribution of our Property product offerings in the direct channel, which represented about 16% of premiums written for 2019, compared to 13% and 3% for 2018 and 2017, respectively. Property policies are written for 12-month terms. We write flood insurance primarily through the National Flood Insurance Program. While Florida and Texas remain the largest states for the Property business, comprising approximately 36% of the 2019 written premium volume, this concentration has decreased from 50% in 2015, which is when we acquired ARX, reflecting the expanding state footprint of our Property business.

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

	2019		2018		2017
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
($ in millions)	$	Margin	$	Margin	$	Margin
Personal Lines
Agency	$1,673.2	11.2%	$1,435.7	11.0%	$839.6	7.5%
Direct	1,181.4	7.7	1,088.5	8.4	683.7	6.3
Total Personal Lines	2,854.6	9.5	2,524.2	9.7	1,523.3	6.9
Commercial Lines	458.8	10.4	478.6	13.3	214.1	7.7
Property[1]	(26.1)	(1.7)	(88.7)	(6.9)	(50.3)	(5.1)
Other indemnity[2]	0	NM	0.9	NM	(0.2)	NM
Total underwriting operations	$3,287.3	9.1%	$2,915.0	9.4%	$1,686.9	6.6%
1 During 2019, 2018, and 2017, pretax profit (loss) includes $66.3 million, $72.0 million, and $66.2 million, respectively, of amortization expense predominately associated with our 2015 acquisition of a controlling interest in ARX. Although this expense is included in our Property segment, it is not reported in the consolidated results of ARX and, therefore, does not affect the value of net income attributable to noncontrolling interest.
2 Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.
The underwriting profit margin was relatively consistent between 2019 and 2018, down only 0.3 points in the current year. The increase in the profit margin for 2018, compared to 2017, reflected decreased claims frequency and catastrophe losses, as well as higher earned premium per policy in both the Personal Lines and Commercial Lines businesses, as a result of increases in rates and shifts in the mix of business during 2018.

App.-A-59

Underwriting results for our Personal Lines business, including results by distribution channel, the Commercial Lines business, the Property business, and our underwriting operations in total, as defined in Note 10 – Segment Information, were as follows:

Underwriting Performance[1]	2019	2018	2017
Personal Lines – Agency
Loss & loss adjustment expense ratio	69.8	69.8	73.0
Underwriting expense ratio	19.0	19.2	19.5
Combined ratio	88.8	89.0	92.5
Personal Lines – Direct
Loss & loss adjustment expense ratio	71.4	71.4	74.1
Underwriting expense ratio	20.9	20.2	19.6
Combined ratio	92.3	91.6	93.7
Total Personal Lines
Loss & loss adjustment expense ratio	70.6	70.6	73.6
Underwriting expense ratio	19.9	19.7	19.5
Combined ratio	90.5	90.3	93.1
Commercial Lines
Loss & loss adjustment expense ratio	68.5	66.3	70.3
Underwriting expense ratio	21.1	20.4	22.0
Combined ratio	89.6	86.7	92.3
Property
Loss & loss adjustment expense ratio	71.2	72.8	70.8
Underwriting expense ratio[2]	30.5	34.1	34.3
Combined ratio[2]	101.7	106.9	105.1
Total Underwriting Operations
Loss & loss adjustment expense ratio	70.4	70.2	73.1
Underwriting expense ratio	20.5	20.4	20.3
Combined ratio	90.9	90.6	93.4
Accident year – Loss & loss adjustment expense ratio[3]	69.8	69.9	73.0
1 Ratios are expressed as a percentage of net premiums earned; fees and other revenues are deducted from underwriting expenses in the ratio calculations.
2 Included in 2019, 2018, and 2017, are 4.3 points, 5.6 points, and 6.7 points, respectively, of amortization expense predominately associated with our 2015 acquisition of a controlling interest in ARX. Excluding this expense, the Property business would have reported expense ratios of 26.2, 28.5, and 27.6, and combined ratios of 97.4, 101.3, and 98.4, for 2019, 2018, and 2017, respectively.
3 The accident year ratios include only the losses that occurred during the period noted. As a result, accident period results will change over time, either favorably or unfavorably, as we revise our estimates of loss costs when payments are made or reserves for that accident period are reviewed.

App.-A-60

Losses and Loss Adjustment Expenses (LAE)

(millions)	2019	2018	2017
Change in net loss and LAE reserves	$2,065.1	$1,911.3	$1,349.8
Paid losses and LAE	23,405.4	19,809.7	17,458.2
Total incurred losses and LAE	$25,470.5	$21,721.0	$18,808.0
Claims costs, our most significant expense, represent payments made, and estimated future payments to be made, to or on behalf of our policyholders, including expenses needed to adjust or settle claims. Claims costs are a function of loss severity and frequency and, for our vehicle businesses, are influenced by inflation and driving patterns, among other factors, some of which are discussed below. In our Property business, severity is primarily a function of construction costs and the age of the structure. Accordingly, anticipated changes in these factors are taken into account when we establish premium rates and loss reserves. Loss reserves are estimates of future costs and our reserves are adjusted as underlying assumptions change and information develops. See Critical Accounting Policies for a discussion of the effect of changing estimates.
Our total loss and LAE ratio increased 0.2 points in 2019 and decreased 2.9 points in 2018, compared to the prior year. Our accident year loss and LAE ratio, which excludes the impact of prior accident year reserve development during each calendar year, decreased 0.1 points and 3.1 points in 2019 and 2018, respectively. Several factors that contributed to the year-over-year changes are discussed below and include the impact of catastrophe losses, changes in severity and frequency, and prior accident year reserve development.

We experienced severe weather conditions in several areas of the country during each of the last three years. Hail storms, tornadoes, wind, flooding, and hurricane activity contributed to catastrophe losses each year. The following table shows catastrophe losses incurred for the years ended December 31:

($ in millions)	2019		2018		2017
Personal Lines	$323.4		$326.2		$510.1
Commercial Lines	13.6		10.9		21.1
Property
Property business, net of reinsurance (excluding ASL)	267.2		274.4		303.5
Reinsurance recoverable on ASL[1]	(52.7)		(5.6)		(4.2)
Property business, net	214.5		268.8		299.3
Total catastrophe losses incurred	$551.5		$605.9		$830.5
Combined ratio effect	1.5	pts.	2.0	pts.	3.2	pts.
1 Represents the reinsurance recoverable recorded on the losses under our aggregate stop-loss agreement (ASL); see table below for further information.
The catastrophe losses in 2019 were primarily due to wind and hail throughout the United States. We have responded, and plan to continue to respond, promptly to catastrophic events when they occur in order to provide exemplary claims service to our customers.
We do not have catastrophe-specific reinsurance for our Personal Lines or Commercial Lines businesses, but we reinsure portions of our Property business against various risks, including, but not limited to, catastrophic losses.
During the last three years our Property business was covered by multi-year catastrophe excess of loss reinsurance programs, which carried retention thresholds for losses and ALAE from a single catastrophic event of $60 million for 2019 and 2018 and $50 million for 2017. It is expected that this reinsurance arrangement will be renewed during 2020 with an increase in the retention threshold to at least $70 million.

During 2019, our Property business gross losses and ALAE did not exceed the retention threshold for any single event under the catastrophe excess of loss program. In 2018 and 2017, we incurred gross losses and ALAE that exceeded the applicable retention threshold from Hurricanes Michael and Irma, respectively. As a result, through December 31, 2019, we ceded to reinsurers $160 million of these costs related to Hurricane Michael and $300 million related to Hurricane Irma, in the aggregate.
In addition, we have aggregate stop-loss reinsurance agreements (ASL), which are in effect for accident years 2019, 2018, and 2017, with substantially the same terms, except as noted below. These agreements cover accident year Property losses and a portion of LAE, known as allocated loss adjustment expenses (ALAE), except those from named storms (both hurricanes and tropical storms) and liability claims. As such, the ASL provides protection for losses and ALAE incurred by our Property business in the ordinary course, including those resulting from other

App.-A-61

significant severe weather events, such as hail, tornadoes, etc. These agreements provide $200 million of coverage to the extent that the net loss and ALAE ratio for the full accident year exceeds 63%. The ASL reduced the likelihood that we would experience a net underwriting loss for the applicable accident year for reasons other than named storms and liability claims.
The ASL agreement for 2019 accident year losses has an additional feature that covers $100 million of retained losses and ALAE from named storms, to the extent we are below the aggregate $200 million coverage. We ceded $12.2 million of 2019 named-storm losses and ALAE to the reinsurers under this feature.

We did not have any covered losses that exceeded the threshold under the 2018 ASL agreement. The following table shows the total reinsurance recoverables activity, under the aggregate stop-loss agreements:

	Calendar Year
(millions)	2019	2018
Reinsurance recoverable on ASL, balance at January 1	$12.5	$4.6
Reinsurance recoverables recognized on losses
Accident year:
2019	48.8	NA
2018	0	0
2017	3.9	5.6
Total	52.7	5.6
Reinsurance recoverables recognized on ALAE
Accident year:
2019	5.7	NA
2018	0	0
2017	(1.2)	2.3
Total	4.5	2.3
Total reinsurance recoverables recognized
Accident year:
2019	54.5	NA
2018	0	0
2017	2.7	7.9
Total	57.2	7.9
Reinsurance recoverable on ASL, balance at December 31	$69.7	$12.5
NA = Not applicable
We did not renew our ASL program for accident year 2020. Instead, we entered into a property catastrophe aggregate excess of loss program in January 2020. This agreement contains two layers, each with a retention threshold of $375 million. The first layer provides $130 million of coverage for catastrophe losses and ALAE, except those from named storms (both hurricanes and tropical storms). The second layer provides $60 million of coverage through May 31, 2020, and $70 million for the remainder of the year, for our retained losses and ALAE from both named and non-named storms. The first layer does not have to be exhausted before the second layer can be applied. For example, if we incur non-named catastrophe losses and ALAE of $350 million and named storm losses of $50 million, we would have no reinsurance coverage under the first layer since the non-named catastrophe losses did not exceed the retention threshold; however, we would recognize a reinsurance recoverable of $25 million under the second layer, representing the amount that our total losses of $400 million ($350 million of non-named and $50 million of named catastrophe losses) exceeded the $375 million retention threshold.
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
Total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in case

App.-A-62

reserves) on a calendar-year basis was up over the prior-year periods in the 3% to 7% range for the last three years.

•	2019 - Severity increased about 8% for our bodily injury coverages, 7% for our personal injury protection (PIP) coverage, and 6% for our collision and property damage coverages.

•	2018 - Severity increased about 8% for our collision coverage, about 4% for our property damage and bodily injury coverages, and about 2% for our PIP coverage.

•	2017 - Severity increased about 5% for our property damage coverage, about 4% for our PIP coverage, and 2% for our bodily injury coverage, while collision coverage was flat.
On a calendar-year basis, our commercial auto products incurred severity increased 19% in 2019, compared to 10% in 2018 and 7% in 2017. In addition to general trends in the marketplace, the increase in our commercial auto products severity reflects increased medical costs and actuarially determined reserves due to paid loss trends and shifts in the mix of business to for-hire trucking, which has higher average severity than the business auto and contractor market tiers.
It is a challenge to estimate future severity, especially for bodily injury and PIP claims, but we continue to monitor changes in the underlying costs, such as medical costs, health care reform, and jury verdicts, along with regulatory changes and other factors that may affect severity.

Our personal auto incurred frequency, on a calendar-year basis, was down about 3% in 2019, 2018, and 2017.

•	2019 - Frequency decreased 5% for our PIP coverage, 4% for our collision and property damage coverages, and 3% for our bodily injury coverages.

•	2018 - Frequency decreased about 3% for all coverages (PIP, collision, property damage, and bodily injury).

•	2017 - Frequency decreased about 5% for our PIP coverage, about 4% for our collision coverage, about 3% for our property damage coverage, and 2% for our bodily injury coverage.
On a year-over-year basis, incurred frequency in our Commercial Lines business saw a decrease of about 4% in 2019 and 3% in both 2018 and 2017. The 2019 frequency decrease was in part due to continued product segmentation and underwriting restrictions, which created a mix shift toward more preferred, lower-frequency, business.
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

The table below presents the actuarial adjustments implemented and the loss reserve development experienced on a companywide basis in the years ended December 31:

($ in millions)	2019		2018		2017
ACTUARIAL ADJUSTMENTS
Reserve decrease (increase)
Prior accident years		$(65.8)	$(25.0)		$138.5
Current accident year	(120.4)		17.0		(19.8)
Calendar year actuarial adjustments		$(186.2)	$(8.0)		$118.7
PRIOR ACCIDENT YEARS DEVELOPMENT
Favorable (unfavorable)
Actuarial adjustments		$(65.8)	$(25.0)		$138.5
All other development	(166.5)		(63.5)		(164.4)
Total development		$(232.3)	$(88.5)		$(25.9)
(Increase) decrease to calendar year combined ratio	(0.6	) pts.	(0.3	) pts.	(0.1	) pts.
Total development consists of both actuarial adjustments and “all other development” on prior accident years. The actuarial adjustments represent the net changes made by our actuarial staff to both current and prior accident year reserves based on regularly scheduled reviews. Through these reviews, our actuaries identify and measure variances in the projected frequency and severity trends, which allow them to adjust the reserves to reflect the current cost trends. For our Property business, 100% of catastrophe losses are reviewed monthly, and any development on catastrophe reserves are included as part of the actuarial adjustments. For the Personal Lines and Commercial Lines businesses, development for catastrophe losses for the vehicle businesses would be reflected in "all other

App.-A-63

development," discussed below, to the extent they relate to prior year reserves. We report these actuarial adjustments separately for the current and prior accident years to reflect these adjustments as part of the total prior accident years development.
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
Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while incurring minimal variation from the date the reserves are initially established until losses are fully developed. As reflected in the table above, we experienced unfavorable prior year development during each of these years. For 2019, we incurred unfavorable reserve development primarily attributable to higher than anticipated claims occurring in late 2018 but not reported until 2019, a higher than anticipated frequency of reopened PIP claims in our personal auto business, and increased bodily injury severity. For 2018, we incurred unfavorable reserve development primarily due to reopened PIP claims in our personal auto business. For 2017, we incurred unfavorable reserve development in our Agency personal auto business, which was partially offset by favorable development in our Property business. See Note 6 – Loss and Loss Adjustment Expense Reserves for a more detailed discussion of our prior accident year development. We continue to focus on our loss reserve analysis, attempting to enhance accuracy and to further our understanding of our loss costs.
Underwriting Expenses
On a companywide basis, our total underwriting expenses increased 19% in 2019 and 21% in 2018; however, our underwriting expense ratio (i.e., policy acquisition costs plus other underwriting expenses, less fees and other revenues, expressed as a percentage of net premiums earned) were relatively flat, in part reflecting the increase in earned premiums we realized during the same periods.
On a year-over-year basis, our advertising expenditures increased 29% and 41% in 2019 and 2018, respectively. We will continue to invest in advertising as long as we generate sales at a cost below the maximum amount we are willing to spend to acquire a new customer.

App.-A-64

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

For the years ended December 31,	2019		2018		2017
($ in millions)	$	% Growth	$	% Growth	$	% Growth
NET PREMIUMS WRITTEN
Personal Lines
Agency	$15,336.5	13%	$13,562.3	16%	$11,685.4	16%
Direct	15,765.7	16	13,595.3	21	11,243.0	16
Total Personal Lines	31,102.2	15	27,157.6	18	22,928.4	16
Commercial Lines	4,791.8	20	3,996.4	28	3,112.7	20
Property	1,683.9	16	1,455.9	33	1,091.0	17
Total underwriting operations	$37,577.9	15%	$32,609.9	20%	$27,132.1	16%
NET PREMIUMS EARNED
Personal Lines
Agency	$14,904.1	14%	$13,017.2	16%	$11,177.6	14%
Direct	15,305.9	18	13,017.5	21	10,769.6	15
Total Personal Lines	30,210.0	16	26,034.7	19	21,947.2	14
Commercial Lines	4,427.6	23	3,610.9	29	2,793.9	15
Property	1,554.8	21	1,287.7	30	988.8	14
Total underwriting operations	$36,192.4	17%	$30,933.3	20%	$25,729.9	14%

December 31,	2019		2018		2017
(# in thousands)	#	% Growth	#	% Growth	#	% Growth
POLICIES IN FORCE
Agency auto	6,994.3	10%	6,358.3	12%	5,670.7	12%
Direct auto	7,866.5	12	7,018.5	16	6,039.1	13
Total auto	14,860.8	11	13,376.8	14	11,709.8	13
Special lines[1]	4,547.8	4	4,382.2	0	4,365.7	2
Personal Lines - total	19,408.6	9	17,759.0	10	16,075.5	10
Commercial Lines	751.4	8	696.9	8	646.8	6
Property	2,202.1	14	1,936.5	32	1,461.7	22
Companywide total	22,362.1	10%	20,392.4	12%	18,184.0	10%
1 Includes insurance for motorcycles, watercraft, RVs, and similar items.
At year-end 2019, we had 2.0 million more policies in force than the year-ended 2018. The increase primarily reflects an increase in new applications (i.e., policies sold) in our Personal Lines and Commercial Lines businesses.
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

App.-A-65

D. Personal Lines
The following table shows our year-over-year changes for our Personal Lines business:

	Growth Over Prior Year
	2019	2018	2017
Applications
New	8%	17%	15%
Renewal	13	11	7
Written premium per policy - Auto	2	4	5
Policy life expectancy - Auto
Trailing 3-months	0	(4)	12
Trailing 12-months	0	3	7
In our Personal Lines business, the increase in both new and renewal applications during 2019 resulted from increases in both our personal auto and special lines products. Beginning at the end of 2018 and continuing through much of 2019, rate increases in the private passenger auto insurance marketplace slowed, which reduced consumer shopping and created a more challenging growth environment than during recent years. We focused our efforts in the Agency channel on quoting system enhancements and in the Direct channel we increased our advertising spend. While overall quote volumes were flat, new policy growth resulted from a year-over-year increase in our rate of conversion (i.e., converting a quote to a sale), evidencing our ability to better meet the needs of end consumers.
Shifts in business mix to products and consumer segments with higher premiums and an increase in insured vehicles per policy, contributed to the increase we experienced in written premium per policy for 2019. For the year ended December 31, 2019, written premium per policy increased 3% and 2% in the new and renewal auto businesses, respectively, compared to 2018. Although we did not experience lengthening in policy life expectancy on either a 3-month or 12-month basis in 2019 compared to 2018, we continue to focus our efforts to improve the customer experience through many of our Destination Era initiatives, which we believe will ultimately have a positive impact on our retention.
We report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by distribution channel.

The Agency Business

	Growth Over Prior Year
	2019	2018	2017
Applications - Auto
New	7%	14%	21%
Renewal	12	12	7
Written premium per policy - Auto	3	5	6
Policy life expectancy - Auto
Trailing 3-months	4	(2)	14
Trailing 12-months	3	4	8
The Agency business includes business written by more than 35,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. During 2019, we generated new Agency auto application growth in 34 states, including five of our top 10 largest Agency states. We analyze growth in each of our four consumers segments (e.g., inconsistently insured, consistently insured and maybe a renter, homeowners who do not bundle auto and home, and homeowners who bundle auto and home). We experienced double-digit new auto application growth on a year-over-year basis in each of our consumer segments except our inconsistently insured segment (i.e., Sams), which experienced a modest decrease in applications. The largest percentage of new application increases were from our non-bundled homeowner (i.e., Wrights) and bundled auto and home consumer segments (i.e., Robinsons).
While quote volume was flat during 2019, we experienced an increase in quotes in all of our consumer segments except, our Sam segment, where we saw a single digit decline in quotes. Growth in our Robinson segment was a result of expanding our Platinum agent footprint by 12% and implementing our Integrated Agency Quoting system, which provides a faster, more intuitive system to quote multiple products.
Our overall rate of conversion increased 7% and was up substantially across our Agency quoting systems. The increased rate of conversion confirms that our product offering in the Agency channel continues to meet agents' and their clients' needs.
Written premium per policy for new and renewal Agency auto business increased 4% and 2%, respectively, during 2019, compared to last year, primarily reflecting a shift in the mix of business toward higher premium coverages and more vehicles per policy. During the year, we also experienced an increase in the percentage of bundled Agency auto policies written for 12-month terms, which have higher written premiums than policies written for 6-month terms. In 2019, we started to see improvement in our 3-month retention metric and also continued to see our 12-month retention metric improve, resulting from the shift in the mix of business.

App.-A-66

The Direct Business

	Growth Over Prior Year
	2019	2018	2017
Applications - Auto
New	9%	25%	16%
Renewal	17	15	9
Written premium per policy - Auto	2	4	5
Policy life expectancy - Auto
Trailing 3-months	(3)	(5)	10
Trailing 12-months	(3)	1	4
The Direct business includes business written directly by Progressive on the Internet, through mobile devices, and over the phone. During 2019, we generated new Direct auto application growth in 40 states, including seven of our top 10 largest Direct states. New and renewal applications increased on a year-over-year basis, primarily reflecting our competitiveness in the marketplace.
We continued to grow our new Direct auto applications across all consumer segments. As a result of the marketing investments that targeted auto/home bundlers, we grew our Direct Robinsons applications at a rate about two and half times faster than the other consumer segments combined, albeit on a smaller base. We continue to invest to enhance the performance of the HomeQuote Explorer® (HQX) application, our direct online homeowner insurance shopping experience launched in 2017, by adding more unaffiliated property insurance company partners and expanding the availability of the online buy button, which was available in 14 states at December 31, 2019.
Similar to Agency, our Direct auto quote growth varied across consumer segments. Our total year-over-year Direct quote volume increase of 3%, with a conversion rate growth of 6%.
Written premium per policy for both new and renewal Direct auto business increased 2% during 2019, compared to last year, primarily reflecting a shift in the mix of business toward higher premium coverages and more vehicles per policy. We continue to focus our efforts on retention, especially given the year-over-year decrease in both the trailing 3-month and trailing 12-month policy life expectancy.

E. Commercial Lines

	Growth Over Prior Year
	2019	2018	2017
Applications
New	11%	12%	1%
Renewal	9	6	8
Written premium per policy	8	14	12
Policy life expectancy - trailing 12-months	(2)	1	(4)
Our Commercial Lines business operates in five traditional business markets, which include business auto, for-hire transportation, contractor, for-hire specialty, and tow markets and is primarily written through the agency channel.
Commercial Lines experienced solid year-over-year new application growth in 2019, reflecting an increase in both quote volume and conversion, a generally strong economy, and our competitiveness in the marketplace. We continue to monitor the growth and profitability across all of our business market targets and will impose underwriting restrictions when we believe it is necessary to meet our profitability objectives. Our policy life expectancy decreased slightly, primarily attributable to the prior year underwriting restrictions and a shift to business market targets with lower policy life expectancy.
During the year, we expanded our footprint in the transportation network company (TNC) business. We added 10 additional states where we insure drivers on the Uber and Uber Eats platforms, bringing the total number of states to 14 at year-end 2019, and began providing coverage for Lyft's rideshare operations in three states. In addition to our growing TNC business, we continue to believe we are well positioned to offer competitive rates to the best owners/operators and small fleets through Smart Haul®, our predictive usage-based insurance program for our for-hire transportation policyholders. During 2019, we also launched our business owners policy (BOP), geared specifically to small businesses typically with fewer than 20 employees, in four states and plan to expand to additional states in 2020. We also plan to add our BOP product to our digital BusinessQuote Explorer® platform later in 2020 to serve the direct small business consumer.

F. Property

	Growth Over Prior Year
	2019	2018	2017
Applications
New	(1)%	53%	48%
Renewal	22	25	16
Written premium per policy	2	(3)	(5)

App.-A-67

Our Property business writes residential property insurance for homeowners, other property owners, and renters, in the agency and direct channels. During 2019, the Property business experienced a decrease in new applications, primarily reflecting the significant growth experienced in 2018 and the impact of targeted underwriting changes made primarily in hail-prone states during the year. The significant growth in new applications during 2018 and 2017 was largely attributable to state expansion, more competitive product offerings, momentum in growing Robinsons through our Platinum agency offering, and business we began writing through our in-house agency when an unaffiliated carrier stopped offering homeowners’ insurance during 2018.
Our Property business experienced a slight increase in written premium per policy on a year-over-year basis, primarily attributable to rate increases taken throughout 2018 and 2019. We will continue to increase rates where needed to get us in line with our profitability target.
Our Property growth continues to benefit from HQX. During 2018, we began offering the ability to buy certain of our homeowners policies online through the HQX platform and the online buy button functionality is now available in 14 states, with plans to continue to expand over time.
G. Litigation
The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies issued by its subsidiaries in the ordinary course of business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.

In addition, various Progressive entities are named as defendants in a number of alleged class/collective/representative actions or individual lawsuits arising out of the operations of the insurance subsidiaries. These cases include those alleging damages as a result of, among other things, our practices in evaluating or paying medical or injury claims or benefits, including, but not limited to, personal injury protection, medical payments, uninsured motorist/underinsured motorist (UM/UIM), and bodily injury benefits, and for reimbursing medical costs incurred by Medicare/Medicaid beneficiaries; our practices in evaluating or paying physical damage claims, including, but not limited to, our payment of total loss claims and labor rates paid to auto body repair shops; patent matters; employment matters; and cases challenging other aspects of our claims or marketing practices or other business operations. Other insurance companies and/or large employers face many of these same issues. During the last three years, we have settled several class/collective action and individual lawsuits. These settlements did not have a material effect on our financial condition, cash flows, or results of operations. See Note 12 – Litigation for a more detailed discussion.

H. Income Taxes
At December 31, 2019 and 2018, we had net current income taxes payable of $195.5 million and $16.8 million, respectively, which were reported as part of “other liabilities.” The increase in 2019 primarily results from the reversal of tax credits for prior years. In late December 2018 and during the first two months of 2019, we learned of allegations of potential fraudulent conduct by the sponsor of three tax credit fund investments we made from 2016 through 2018, including information about ongoing federal investigations. As a result, during 2019, we increased our provision for income taxes by $163.2 million and made protective deposits of $152.1 million during 2019. In early 2020, the principals of the sponsor and various other individuals have pleaded guilty to federal criminal charges relating to the fraudulent tax credit funds. See Note 5 – Income Taxes for further information.
A deferred tax asset or liability is a tax benefit or expense that is expected to be realized in a future tax return. At December 31, 2019, we reported a net deferred tax liability, and a net deferred tax asset at December 31, 2018. The change from a net deferred asset to a net deferred liability during the year was primarily attributable to equity net holding period gains and unrealized gains on fixed-income securities during the year, offset by a reduction in deferred tax liabilities related to the tax credit partnership investments. We determined that we did not need a valuation allowance on our gross deferred tax assets for either year. Although realization of the gross deferred tax assets is not assured, management believes it is more likely than not that the gross deferred tax assets will be realized based on our expectation we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.
Our effective tax rate was 23% for 2019, compared to 17% and 25% for 2018 and 2017, respectively. The increase in the effective rate during 2019, compared to 2018, was primarily attributable to the reversal of prior year tax credits discussed above. The decrease in the effective rate during 2018, compared to 2017, primarily reflects the reduction in the federal corporate income tax rate to 21%, from the prior 35%, under the legislation commonly known as the Tax Cuts and Jobs Act of 2017 (the “2017 Tax Act”). The effective rate in 2019, 2018, and 2017 also reflects $38.1 million, $71.0 million, $48.7 million, respectively, of federal tax benefits resulting from our investments in renewable energy; all of the tax benefits from these investments were recorded in our income tax provision during 2019, 2018, and 2017, respectively.
Consistent with prior years, we had no uncertain tax positions. See Note 5 – Income Taxes for further information.

App.-A-68

IV.   RESULTS OF OPERATIONS – INVESTMENTS
A. Portfolio Summary
At year-end 2019, the fair value of our investment portfolio was $39.3 billion, or $5.7 billion greater than year-end 2018. The increase during the year was due to a combination of operating and investment returns, partially offset by our use of capital during the year for debt servicing and shareholder dividends.
Our investment income (interest and dividends) increased 27% in 2019, 46% in 2018, and 18% in 2017, as compared to the prior years, reflecting higher average assets and yields in all three periods. Our total net realized gains (losses) include gains (losses) from security sales, holding period gain (losses), and impairment losses. We began recognizing holding period gains (losses) on our equity securities in 2018 upon a change in an accounting standard. Previously, these net gains (losses) were included as part of our comprehensive income. This change in classification created, and is expected to continue to create, volatility in our income statement as evidenced by the large holding periods gains in 2019, compared to large losses in 2018. For 2019 and 2018, the impairment losses solely related to “other asset” impairments on renewable energy tax credit fund investments. In 2017, in addition to the other asset impairment, we had $14.9 million of other than temporary impairments on our common equity and commercial mortgage-backed securities.
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

The following summarizes investment results for the years ended December 31:

	2019	2018	2017
Pretax recurring investment book yield	3.1%	2.8%	2.4%
Weighted average FTE book yield	3.1	2.9	2.6
FTE total return:
Fixed-income securities	6.0	1.5	3.0
Common stocks	30.5	(4.4)	21.8
Total portfolio	7.9	1.2	5.2

Our fixed-income portfolio duration was 3.0 years at December 31, 2019, which is up slightly from last year. We generated a positive return in the fixed-income portfolio throughout 2019 as interest rates and risk premium pricing declined resulting in valuation increases of our securities.

Following significant declines in the equity markets, and our equity portfolios, during the second half of 2018, we began realizing positive equity returns during 2019, as the equity markets rebounded. Our indexed portfolio return was in line with the overall market, while our actively managed portfolio lagged the overall market for the year ended December 31, 2019. We discontinued the actively managed equity portfolio by year-end 2019.
A further break-down of our FTE total returns for our portfolio for the years ended December 31, follows:

	2019	2018	2017
Fixed-income securities:
U.S. Treasury Notes	4.9%	1.3%	1.2%
Municipal bonds	5.5	2.3	4.9
Corporate bonds	8.9	1.0	3.0
Residential mortgage-backed securities	3.3	2.7	4.7
Commercial mortgage-backed securities	6.2	2.1	4.0
Other asset-backed securities	3.4	2.2	1.8
Preferred stocks	13.8	(1.9)	12.9
Short-term investments	2.4	2.0	1.2
Common stocks:
Indexed	31.0	(4.1)	22.7
Actively managed	22.6	(8.5)	7.8

App.-A-69

C. Portfolio Allocation
The composition of the investment portfolio at December 31, was:

($ in millions)	Fair Value	% of Total Portfolio	Duration (years)	Rating[1]
2019
U.S. government obligations	$13,251.1	33.7%	4.9	AAA
State and local government obligations	1,713.3	4.4	3.1	AA+
Corporate debt securities	7,067.7	18.0	2.7	BBB
Residential mortgage-backed securities	627.5	1.6	0.9	AA
Commercial mortgage-backed securities	5,076.2	12.9	2.0	AA
Other asset-backed securities	5,179.5	13.2	0.8	AAA-
Preferred stocks	1,233.9	3.2	2.6	BBB-
Short-term investments	1,798.8	4.6	0.1	AA-
Total fixed-income securities	35,948.0	91.6	3.0	AA
Common equities	3,306.3	8.4	na	na
Total portfolio[2,3]	$39,254.3	100.0%	3.0	AA

2018
U.S. government obligations	$9,916.5	29.5%	3.6	AAA
State and local government obligations	1,649.1	4.9	2.9	AA+
Corporate debt securities	8,694.3	25.9	3.3	BBB
Residential mortgage-backed securities	734.4	2.2	1.0	AA-
Commercial mortgage-backed securities	3,301.6	9.8	2.7	AA-
Other asset-backed securities	3,577.3	10.7	1.0	AA+
Preferred stocks	1,272.2	3.8	2.4	BBB-
Short-term investments	1,795.9	5.4	0.1	AA
Total fixed-income securities	30,941.3	92.2	2.8	AA-
Common equities	2,626.1	7.8	na	na
Total portfolio[2,3]	$33,567.4	100.0%	2.8	AA-
na = not applicable
1 Represents ratings at December 31, 2019 and 2018. Credit quality ratings are assigned by nationally recognized statistical rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between AAA and AA+, we assign an internal rating of AAA-.
2 Our portfolio reflects the effect of net unsettled security transactions; at December 31, 2019, $11.9 million was included in “other liabilities,” compared to $5.9 million at December 31, 2018.
3 The total fair value of the portfolio at December 31, 2019 and 2018, included $3.2 billion and $2.9 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.
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

App.-A-70

The following table shows the composition of our Group I and Group II securities at December 31:

	2019		2018
($ in millions)	Fair Value	% of Total Portfolio	Fair Value	% of Total Portfolio
Group I securities:
Non-investment-grade fixed maturities	$327.2	0.8%	$754.8	2.2%
Redeemable preferred stocks[1]	117.6	0.3	154.1	0.5
Nonredeemable preferred stocks	1,038.9	2.7	1,033.9	3.1
Common equities	3,306.3	8.4	2,626.1	7.8
Total Group I securities	4,790.0	12.2	4,568.9	13.6
Group II securities:
Other fixed maturities[2]	32,665.5	83.2	27,202.6	81.0
Short-term investments	1,798.8	4.6	1,795.9	5.4
Total Group II securities	34,464.3	87.8	28,998.5	86.4
Total portfolio	$39,254.3	100.0%	$33,567.4	100.0%
1 Includes non-investment-grade redeemable preferred stocks of $40.2 million and $69.9 million at December 31, 2019 and 2018, respectively.
2 Includes investment-grade redeemable preferred stocks, with cumulative dividends, of $77.4 million and $84.2 million at December 31, 2019 and 2018, respectively.
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
Unrealized Gains and Losses
As of December 31, 2019, our fixed-maturity portfolio had pretax net unrealized gains, recorded as part of accumulated other comprehensive income, of $459.4 million, compared to $134.2 million of net unrealized losses at December 31, 2018. The change from net unrealized losses in 2018 to net unrealized gains at December 31, 2019, was the result of declining interest rates in nearly all sectors during the year, most notably in our U.S. Treasury, corporate, and commercial mortgage-backed portfolios.
See Note 2 – Investments for further details on our gross unrealized gains and losses.

App.-A-71

Holding Period Gains and Losses
The following table provides the gross and net holding period gain (loss) balance and activity during 2019:

(millions)	Gross Holding Period Gains	Gross Holding Period Losses	Net Holding Period Gains (Losses)
Balance at December 31, 2018
Hybrid fixed-maturity securities	$0.1	$(10.3)	$(10.2)
Equity securities	1,568.7	(60.2)	1,508.5
Total holding period securities	1,568.8	(70.5)	1,498.3
Current year change in holding period securities
Hybrid fixed-maturity securities	7.7	10.3	18.0
Equity securities	695.2	44.7	739.9
Total changes in holding period securities	702.9	55.0	757.9
Balance at December 31, 2019
Hybrid fixed-maturity securities	7.8	0	7.8
Equity securities	2,263.9	(15.5)	2,248.4
Total holding period securities	$2,271.7	$(15.5)	$2,256.2

Changes in holding period gains (losses), similar to unrealized gains (losses) in our fixed-maturity portfolio, are the result of changes in market performance as well as sales of securities based on various portfolio management decisions.

Other-Than-Temporary Impairment (OTTI)
For 2019, 2018, and 2017, included in net realized losses were impairment losses related to our investments in renewable energy investments, under which the future pretax cash flows were expected to be less than the carrying value of the asset. The impairment losses on these renewable energy investments were anticipated since the value of the investments lie in the tax benefits we receive. In addition, in 2017, we recognized OTTI losses on our common equities and commercial mortgage-backed securities of $14.5 million and $0.4 million, respectively, based on our conclusions that the losses on these securities were other than temporary.
Beginning in 2020, we started analyzing our available-for-sale debt securities in accordance with the new accounting guidance, to determine if the existence of any credit-related impairment losses would require us to establish an allowance for credit losses. See Note 1 – Reporting and Accounting Policies; New Accounting Standards for further discussion.
Fixed-Income Securities
The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. A primary exposure for the fixed-income portfolio is interest rate risk, which includes the change in value resulting from movements in the underlying market rates of debt securities held. We manage this risk by maintaining the portfolio’s duration (a measure of the portfolio’s exposure to changes in interest rates) between 1.5 and 5 years. The duration of the fixed-income portfolio was 3.0 years at December 31, 2019, compared to 2.8 years at December 31, 2018. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) is monitored on a regular basis.
The duration distribution of our fixed-income portfolio, excluding short-term investments, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, at December 31, was:

Duration Distribution	2019	2018
1 year	23.9%	19.4%
2 years	11.8	17.0
3 years	20.6	27.0
5 years	23.1	22.8
7 years	15.1	10.4
10 years	5.5	3.5
20 years	0	(0.1)
Total fixed-income portfolio	100.0%	100.0%

The negative duration in the 20-year category at December 31, 2018, arose from the variable rate nature of the dividends on some of our preferred stocks. If not called at their call dates, the dividends on these securities will generally reset from a fixed rate to a floating rate, which could cause these securities to trade at a discount and, therefore, with a negative duration as the securities’ valuation will likely rise if the floating rate moves higher.

Another primary exposure related to the fixed-income portfolio is credit risk. This risk is managed by maintaining an A+ minimum average portfolio credit quality rating, as defined by NRSROs. Our credit quality rating was above the minimum threshold during both 2019 and 2018.

App.-A-72

The credit quality distribution of the fixed-income portfolio at December 31, was:

Rating	2019	2018
AAA	60.8%	50.5%
AA	9.9	10.8
A	7.9	8.4
BBB	19.5	25.9
Non-investment grade/non-rated:[1]
BB	1.4	3.0
B	0.3	1.1
CCC and lower	0	0.1
Non-rated	0.2	0.2
Total fixed-income portfolio	100.0%	100.0%
1 The ratings in the table above are assigned by NRSROs. The non-investment grade fixed-income securities based upon our Group I classification represented 1.7% of the total fixed-income portfolio at December 31, 2019, compared to 3.6% at December 31, 2018.

Our portfolio is also exposed to concentration risk. Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state’s general obligation bonds, to 2.5% of shareholders’ equity, while the single issuer guideline on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders’ equity. Additionally, the guideline applicable to any state’s general obligation bonds is 6% of shareholders’ equity. We consider concentration risk both overall and in the context of individual asset classes and sectors, including but not limited to common equities, residential and commercial mortgage-backed securities, municipal bonds, and high-yield bonds. At December 31, 2019 and 2018, we were within all of the constraints described above.

We monitor prepayment and extension risk, especially in our asset-backed (i.e., structured product) and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended will have a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. Our holdings of different types of structured debt and preferred securities help manage this risk. During 2019 and 2018, we did not experience significant adverse prepayment or extension of principal relative to our cash flow expectations in the portfolio.
Liquidity risk is another risk factor we monitor. Our overall portfolio remains very liquid and we believe that it is sufficient to meet expected near-term liquidity requirements. The short-to-intermediate duration of our portfolio provides a source of liquidity, as we expect approximately $6.8 billion, or 32%, of principal repayment from our fixed-income portfolio, excluding U.S. Treasury Notes and short-term investments, during 2020. Cash from interest and dividend payments provides an additional source of recurring liquidity.
The duration of our U.S. government obligations, which are included in the fixed-income portfolio, was comprised of the following at December 31, 2019:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes
Less than one year	$100.3	0.5
One to two years	1,508.5	1.6
Two to three years	1,365.9	2.6
Three to five years	4,013.0	4.2
Five to seven years	4,466.7	6.1
Seven to ten years	1,796.7	8.7
Total U.S. Treasury Notes	$13,251.1	4.9

App.-A-73

ASSET-BACKED SECURITIES
Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gains (Losses)	% of Asset- Backed Securities	Duration (years)	Rating (at period end)[1]
2019
Residential mortgage-backed securities	$627.5	$2.5	5.8%	0.9	AA
Commercial mortgage-backed securities	5,076.2	55.5	46.6	2.0	AA
Other asset-backed securities	5,179.5	14.8	47.6	0.8	AAA-
Total asset-backed securities	$10,883.2	$72.8	100.0%	1.4	AA+
2018
Residential mortgage-backed securities	$734.4	$0.9	9.6%	1.0	AA-
Commercial mortgage-backed securities	3,301.6	(31.2)	43.4	2.7	AA-
Other asset-backed securities	3,577.3	(8.2)	47.0	1.0	AA+
Total asset-backed securities	$7,613.3	$(38.5)	100.0%	1.7	AA
1 The credit quality ratings in the table above are assigned by NRSROs.
Residential Mortgage-Backed Securities (RMBS) The following table details the credit quality rating and fair value of our RMBSs, along with the loan classification and a comparison of the fair value at December 31, 2019, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Residential Mortgage-Backed Securities (at December 31, 2019)
($ in millions) Rating[1]	Non-Agency	Government/GSE[2]	Total	% of Total
AAA	$430.3	$1.9	$432.2	68.9%
AA	65.7	0.7	66.4	10.6
A	30.9	0	30.9	4.9
BBB	14.1	0	14.1	2.2
Non-investment grade/non-rated:
BB	22.3	0	22.3	3.6
B	8.0	0	8.0	1.3
CCC and lower	13.2	0	13.2	2.1
Non-rated	40.4	0	40.4	6.4
Total fair value	$624.9	$2.6	$627.5	100.0%
Increase (decrease) in value	0.4%	0.6%	0.4%
1 The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings for our RMBSs, $74.9 million of our non-investment-grade securities are rated investment grade and classified as Group II and $9.0 million, or 1.4% of our total RMBSs, are not rated by the NAIC and are classified as Group I.
2 The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).
In the residential mortgage-backed sector, we see solid fundamentals, such as high credit quality borrowers and strong structural protections through underlying loan collateralization; however, valuations have approached the higher range of risk/reward potential relative to other comparable investments. Home prices ended 2019 higher than 2018, with the peak in price increases occurring early in 2019. We sold small positions early in the year and judiciously added securities that we felt provided greater potential value throughout 2019. As of December 31, 2019, our portfolio is comprised of seasoned, stabilized, short duration legacy bonds with high credit protection and post-crisis jumbo bonds that are backed by high-quality borrowers.

App.-A-74

Commercial Mortgage-Backed Securities (CMBS) The following table details the credit quality rating and fair value of our CMBSs, along with a comparison of the fair value at December 31, 2019, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Commercial Mortgage-Backed Securities (at December 31, 2019)
($ in millions) Rating[1]	Multi-Borrower	Single-Borrower	Total	% of Total
AAA	$481.8	$1,716.9	$2,198.7	43.3%
AA	132.8	1,405.1	1,537.9	30.3
A	204.0	662.3	866.3	17.1
BBB	81.7	348.7	430.4	8.5
Non-investment grade/non-rated:
BB	0	42.4	42.4	0.8
B	0.5	0	0.5	0
Total fair value	$900.8	$4,175.4	$5,076.2	100.0%
Increase (decrease) in value	1.9%	0.9%	1.1%
1 The credit quality ratings in the table above are assigned by NRSROs; when we assign the NAIC ratings for our CMBSs, $49.3 million of our investment-grade securities are rated non-investment grade and classified as Group I, resulting in $92.2 million, or 1.8% of our total CMBSs, being classified as Group I.

During the year, we focused our acquisitions on new issuances of single asset single borrower securities and more seasoned securities. We also added a significant amount of defeased bonds (backed by U.S. treasuries), as these were a relatively safe way to drive some incremental return for the portfolio. Later in 2019, we added shorter duration new issuance single asset single borrower bonds, while adding to existing positions of high credit quality bonds. At year-end 2019, with valuations unattractive, we took the opportunity to sell some of our smaller positions and positions having a higher duration.
Other Asset-Backed Securities (OABS) The following table details the credit quality rating and fair value of our OABSs, along with a comparison of the fair value at December 31, 2019, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Other Asset-Backed Securities (at December 31, 2019)
($ in millions) Rating	Automobile	Credit Card	Student Loan	Whole Business Securitizations	Equipment	Total	% of Total
AAA	$2,219.1	$857.9	$325.0	$0	$1,076.0	$4,478.0	86.4%
AA	89.3	0	43.3	0	120.0	252.6	4.9
A	31.5	14.2	23.0	0	89.8	158.5	3.1
BBB	0	0	0	290.4	0	290.4	5.6
Total fair value	$2,339.9	$872.1	$391.3	$290.4	$1,285.8	$5,179.5	100.0%
Increase (decrease) in value	0.2%	0.1%	0.4%	1.2%	0.2%	0.3%

With valuations across financial markets becoming less attractive throughout the year, asset-backed securities were an asset class that offered strong relative value. We consistently acquired securities in this sector throughout 2019, adding approximately $0.4 billion monthly to the portfolio as a means of not only replacing maturing issues but also to expand the portfolio. Most of the purchases we made were in the new issue market; however, as the availability of new issuances diminished toward year end, we also found value in the secondary market. We added across the spectrum to our other asset-backed portfolio, but we primarily focused on auto and credit card backed loans.

App.-A-75

MUNICIPAL SECURITIES
The following table details the credit quality rating of our municipal securities at December 31, 2019, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2019)
(millions) Rating	General Obligations	Revenue Bonds	Total
AAA	$451.2	$346.3	$797.5
AA	425.8	437.0	862.8
A	0	43.9	43.9
BBB	3.0	6.1	9.1
Total	$880.0	$833.3	$1,713.3

Included in revenue bonds were $668.4 million of single-family housing revenue bonds issued by state housing finance agencies, of which $476.4 million were supported by individual mortgages held by the state housing finance agencies and $192.0 million were supported by mortgage-backed securities. Of the programs supported by mortgage-backed securities, approximately 25% were collateralized by Fannie Mae and Freddie Mac mortgages; the remaining 75% were collateralized by Ginnie Mae mortgages, which are fully guaranteed by the U.S. government. Of the programs supported by individual mortgages held by the state housing finance agencies, the overall credit quality rating was AA+. Most of these mortgages were supported by FHA, VA, or private mortgage insurance providers.

Throughout 2019, we continued to manage this portfolio primarily for the tax benefits related to premium tax reductions in certain states and we realigned the portfolio, where possible. Most of the purchases were of state general obligations and housing planned amortization class securities designed to protect the investor from prepayment risk by creating a band, or range, of cash flow prepayment assumptions to provide for a more stable repayment schedule, or pre-refunded bonds, and we continued to look for opportunities to swap tax-exempt for taxable general obligation bonds.

At the end of 2019, our municipal portfolio was 4.8% of the fixed-income portfolio, compared to 5.3% and 9.6% at December 31, 2018 and 2017, respectively. The decline reflects adjustments we made to our holdings following the tax law changes that were effective in 2018, which significantly reduced the advantage of holding tax-exempt securities.

CORPORATE SECURITIES
The following table details the credit quality rating of our corporate securities at December 31, 2019:

Corporate Securities (at December 31, 2019)
(millions) Rating	Consumer	Industrial	Communication	Financial Services	Technology	Basic Materials	Energy	Total
AAA	$0	$0	$0	$63.0	$0	$0	$0	$63.0
AA	0	0	0	200.0	36.4	0	0	236.4
A	242.5	176.5	232.0	680.4	142.8	4.1	0	1,478.3
BBB	2,124.8	990.3	140.5	886.6	481.3	71.0	369.5	5,064.0
Non-investment grade/non-rated:
BB	0	36.6	52.0	0	59.6	0	22.3	170.5
B	31.3	0	0	0	0	0	24.2	55.5
Total fair value	$2,398.6	$1,203.4	$424.5	$1,830.0	$720.1	$75.1	$416.0	$7,067.7
During 2019, as credit spreads narrowed, we sold positions for which we believed the risk/reward trade for holding the position was no longer justified and we selectively added positions we felt provided a better profile over varying economic cycles.
Overall, our corporate securities are a smaller percentage of the fixed-income portfolio when compared to last year. At December 31, 2019, the portfolio was 19.7% of our fixed-income portfolio, compared to 28.1% at December 31, 2018. In addition, we shortened our duration during the year and ended 2019 at 2.7 years, compared to 3.3 years at the end of 2018. This reduction is primarily the result of less attractive opportunities in the corporate sector. This shorter duration will enable us to take advantage of future market opportunities.

App.-A-76

PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE
The table below shows the exposure break-down for our preferred stocks by sector and rating at year end:

Preferred Stocks (at December 31, 2019)
	Financial services
(millions) Rating	U.S. Banks	Foreign Banks	Insurance	Other Financial	Industrials	Utilities	Total
A	$42.2	$0	$0	$10.1	$0	$0	$52.3
BBB	583.0	0	104.6	54.0	92.1	11.1	844.8
Non-investment grade/non-rated:
BB	80.8	75.5	0	0	65.5	42.3	264.1
B	0	0	0	29.6	0	0	29.6
Non-rated	0	0	0	27.1	16.0	0	43.1
Total fair value	$706.0	$75.5	$104.6	$120.8	$173.6	$53.4	$1,233.9
The majority of our preferred securities have fixed-rate dividends until a call date and then, if not called, generally convert to floating-rate dividends. The interest rate duration of our preferred securities is calculated to reflect the call, floor, and floating-rate features. Although a preferred security will remain outstanding if not called, its interest rate duration will reflect the variable nature of the dividend. Our non-investment-grade preferred stocks were primarily with issuers that maintain investment-grade senior debt ratings.
We also face the risk that dividend payments on our preferred stock holdings could be deferred for one or more periods or skipped entirely. As of December 31, 2019, all of our preferred securities continued to pay their dividends in full and on time. Approximately 79% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable.
During 2019, we took some selective steps to increase the overall quality of the portfolio. We exchanged some holdings to move into what we deemed to be more robust structures. We also sold some of our smaller holdings, and certain securities with unclear LIBOR replacement language in which we did not feel we were being properly compensated for the risk. Subsequent to these sales, we purchased securities with what we perceived to be better quality and overall more attractive risk/reward profiles.
Overall, our preferred securities are a smaller percentage of the fixed-income portfolio when compared to last year. At December 31, 2019, the portfolio was 3.4% of our fixed-income portfolio, compared to 4.1% at December 31, 2018.
Common Equities
Common equities, as reported on the consolidated balance sheets at December 31, were comprised of the following:

($ in millions)	2019		2018
Indexed common stocks	$3,306.0	100.0%	$2,480.2	94.4%
Managed common stocks	0	0	145.6	5.6
Total common stocks	3,306.0	100.0	2,625.8	100.0
Other risk investments	0.3	0	0.3	0
Total common equities	$3,306.3	100.0%	$2,626.1	100.0%
In our indexed common stock portfolio, our individual holdings are selected based on their contribution to the correlation with the Russell 1000 Index. We held 835 out of 997, or 84%, of the common stocks comprising the index at December 31, 2019, which made up 94% of the total market capitalization of the index. At December 31, 2019, the year-to-date total return, based on GAAP income, was outside our contractual tracking error, which is +/- 50 basis points. The actual tracking error was 62 basis points less than the index return, primarily due to random variations in the performance of individual stocks, both those that we held and those we did not hold, as well as cash held in the indexed portfolio. These random variations in performance were outside of the statistical range expected by our indexed equity manager. At December 31, 2018, the total return was within the desired tracking error when compared to the index.
In late 2019, we decided that we would no longer maintain an actively managed common stock portfolio. As of December 31, 2019, all equities held in the fund had been liquidated, and we held $177.2 million of cash, which we expect to receive by the end of the first quarter 2020.

App.-A-77

The following is a summary of our indexed common stock portfolio holdings by sector compared to the Russell 1000 Index composition:

Sector	Equity Portfolio Allocation at December 31, 2019	Russell 1000 Allocation at December 31, 2019	Russell 1000 Sector Return in 2019
Consumer discretionary	14.9%	15.7%	29.2%
Consumer staples	5.8	6.2	24.1
Financial services	19.5	20.1	33.7
Health care	12.8	13.0	21.5
Materials and processing	3.1	3.2	26.5
Other energy	3.9	4.0	10.7
Producer durable	9.9	9.6	30.8
Technology	25.3	23.1	47.2
Utilities	4.8	5.1	26.1
Total common stocks	100.0%	100.0%	31.4%

App.-A-78

V. CRITICAL ACCOUNTING POLICIES
Progressive is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in conformity with GAAP. Actual results could differ from those estimates in a variety of areas. The area we view as most critical with respect to the application of estimates and assumptions is the establishment of our loss reserves.
A. Loss and LAE Reserves
Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2019, we had $14.9 billion of net loss and LAE reserves, which included $12.0 billion of case reserves and $2.9 billion of incurred but not recorded (IBNR) reserves. Personal auto liability and commercial auto liability reserves represent approximately 96% of our total carried net reserves. For this reason, the following discussion focuses on our vehicle businesses.
We do not review our loss reserves on a macro level and, therefore, do not derive a companywide range of reserves to compare to a standard deviation. Instead, we review a large majority of our reserves by product/state subset combinations on a quarterly time frame, with the remaining reserves generally reviewed on a semiannual basis. A change in our scheduled reviews of a particular subset of the business depends on the size of the subset or emerging issues relating to the product or state. By reviewing the reserves at such a detailed level, we have the ability to identify and measure variances in the trends by state, product, and line coverage that otherwise would not be seen on a consolidated basis. We believe our comprehensive process of reviewing at a subset level provides us more meaningful estimates of our aggregate loss reserves.
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
At December 31, 2019, Progressive had $18.1 billion of carried gross reserves and $14.9 billion of net reserves (net of reinsurance recoverables on unpaid losses). Our net reserve balance implicitly assumes that the loss and LAE severity for accident year 2019 over accident year 2018 would be 6.0% higher for personal auto liability and 11.6% higher for commercial auto liability. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlements. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.

App.-A-79

The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2019, if during 2020 we were to experience the indicated change in our estimate of severity for the 2019 accident year (i.e., claims that occurred in 2019):

	Estimated Changes in Severity for Accident Year 2019
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$10,471.2	$10,735.4	$10,999.6	$11,263.8	$11,528.0
Commercial auto liability	3,146.4	3,192.4	3,238.4	3,284.4	3,330.4
Other[1]	655.2	655.2	655.2	655.2	655.2
Total	$14,272.8	$14,583.0	$14,893.2	$15,203.4	$15,513.6
1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2019 accident year would affect our personal auto liability reserves by $132.1 million and our commercial auto reserves by $23.0 million.
Our 2019 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2019, 2018, and 2017, in the aggregate, accounted for approximately 93% of our reserve balance. If during 2020 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2019, 2018, and 2017), the effect to our year-end 2019 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2019, 2018, and 2017
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$9,611.6	$10,305.6	$10,999.6	$11,693.6	$12,387.6
Commercial auto liability	3,009.2	3,123.8	3,238.4	3,353.0	3,467.6
Other[1]	655.2	655.2	655.2	655.2	655.2
Total	$13,276.0	$14,084.6	$14,893.2	$15,701.8	$16,510.4
1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2019, 2018, and 2017 accident years would affect our personal auto liability reserves by $347.0 million and our commercial auto reserves by $57.3 million.
Our best estimate of the appropriate amount for our reserves as of year-end 2019 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is “reasonably likely” to occur. The above tables show the potential favorable or unfavorable development we will realize if our estimates miss by 2% or 4%.

App.-A-80

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Investors are cautioned that certain statements in this report not based upon historical fact are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements often use words such as “estimate,” “expect,” “intend,” “plan,” “believe,” and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. Forward-looking statements are based on current expectations and projections about future events, and are subject to certain risks, assumptions and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to:

•	our ability to underwrite and price risks accurately and to charge adequate rates to policyholders;

•	our ability to establish accurate loss reserves;

•	the impact of severe weather, other catastrophe events and climate change;

•	the effectiveness of our reinsurance programs;

•	the highly competitive nature of property-casualty insurance markets;

•	whether we innovate effectively and respond to our competitors’ initiatives;

•	whether we effectively manage complexity as we develop and deliver products and customer experiences;

•	how intellectual property rights could affect our competitiveness and our business operations;

•	whether we adjust claims accurately;

•	our ability to maintain a recognized and trusted brand;

•	our ability to attract, develop and retain talent and maintain appropriate staffing levels;

•	compliance with complex laws and regulations;

•	litigation challenging our business practices, and those of our competitors and other companies;

•	the impacts of a security breach or other attack involving our computer systems or the systems of one or more of our vendors;

•	the secure and uninterrupted operation of the facilities, systems and business functions that are critical to our business;

•	the success of our efforts to develop new products or enter into new areas of business and navigate related risks;

•	our continued ability to send and accept electronic payments;

•	the possible impairment of our goodwill or intangible assets;

•	the performance of our fixed-income and equity investment portfolios;

•	the potential elimination of, or change in, the London Interbank Offered Rate;

•	our continued ability to access our cash accounts and/or convert securities into cash on favorable terms;

•	the impact if one or more parties with which we enter into significant contracts or transact business fail to perform;

•	legal restrictions on our insurance subsidiaries’ ability to pay dividends to The Progressive Corporation;

•	limitations on our ability to pay dividends on our common shares under the terms of our outstanding preferred shares;

•	our ability to obtain capital when necessary to support our business and potential growth;

•	evaluations by credit rating and other rating agencies;

•	the variable nature of our common share dividend policy;

•	whether our investments in certain tax-advantaged projects generate the anticipated returns;

•	the impact from not managing to short-term earnings expectations in light of our goal to maximize the long-term value of the enterprise; and

•
other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission, including, without limitation, the Risk Factors section of our Annual Report on Form 10-K for the year ending December 31, 2019.

In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when we establish reserves for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

App.-A-81

Supplemental Information
The Progressive Corporation and Subsidiaries
Ten Year Summary – Selected Financial Information
(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2019	2018	2017	2016	2015
Net premiums written	$37,577.9	$32,609.9	$27,132.1	$23,353.5	$20,564.0
Growth	15%	20%	16%	14%	10%
Net premiums earned	$36,192.4	$30,933.3	$25,729.9	$22,474.0	$19,899.1
Growth	17%	20%	14%	13%	8%
Policies in force (thousands):
Personal Lines	19,408.6	17,759.0	16,075.5	14,656.8	13,764.7
Growth	9%	10%	10%	6%	4%
Commercial Lines	751.4	696.9	646.8	607.9	555.8
Growth	8%	8%	6%	9%	8%
Property[1]	2,202.1	1,936.5	1,461.7	1,201.9	1,076.5
Growth[1]	14%	32%	22%	12%	NM
Total revenues	$39,022.3	$31,979.0	$26,839.0	$23,441.4	$20,853.8
Underwriting margins:[2]
Personal Lines	9.5%	9.7%	6.9%	4.7%	6.5%
Commercial Lines	10.4%	13.3%	7.7%	6.4%	15.9%
Property[1]	(1.7)%	(6.9)%	(5.1)%	3.8%	10.1%
Total underwriting operations	9.1%	9.4%	6.6%	4.9%	7.5%
Net income attributable to Progressive	$3,970.3	$2,615.3	$1,592.2	$1,031.0	$1,267.6
Per common share - diluted	6.72	4.42	2.72	1.76	2.15
Average equivalent common shares - diluted	587.2	586.7	585.7	585.0	589.2
Comprehensive income attributable to Progressive	$4,432.9	$2,520.1	$1,941.0	$1,164.0	$1,044.9
Total assets	$54,895.3	$46,575.0	$38,701.2	$33,427.5	$29,819.3
Debt outstanding	4,407.1	4,404.9	3,306.3	3,148.2	2,707.9
Redeemable noncontrolling interest	225.6	214.5	503.7	483.7	464.9
Total shareholders’ equity	13,673.2	10,821.8	9,284.8	7,957.1	7,289.4
Statutory surplus	13,671.1	11,571.8	9,664.4	8,560.0	7,575.5
Common shares outstanding	584.6	583.2	581.7	579.9	583.6
Common share close price (at December 31)	$72.39	$60.33	$56.32	$35.50	$31.80
Rate of return[3]	25.1%	9.3%	61.6%	14.7%	20.9%
Market capitalization	$42,319.2	$35,184.5	$32,761.3	$20,586.5	$18,558.5
Book value per common share	22.54	17.71	15.96	13.72	12.49
Ratios:
Return on average common shareholders’ equity:
Net income attributable to Progressive	31.3%	24.7%	17.8%	13.2%	17.2%
Comprehensive income attributable to Progressive	35.0%	23.8%	21.7%	14.9%	14.2%
Debt to total capital[4]	24.4%	28.9%	26.3%	28.3%	27.1%
Price to earnings	10.8	13.6	20.7	20.2	14.8
Price to book	3.2	3.4	3.5	2.6	2.5
Net premiums written to statutory surplus	2.7	2.8	2.8	2.7	2.7
Statutory combined ratio	90.5	89.9	92.8	94.8	91.8
Dividends declared per common share[5]	$2.65	$2.5140	$1.1247	$0.6808	$0.8882
Number of people employed	41,571	37,346	33,656	31,721	28,580
1 We began reporting our Property business as a segment on April 1, 2015, when we acquired a controlling interest in ARX; therefore, year-over-year growth for 2015 is not meaningful (NM).
2 Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 10 – Segment Information, as a percentage of net premiums earned.
3 Represents annual rate of return, assuming dividend reinvestment.

App.-A-82

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2014	2013	2012	2011	2010
Net premiums written	$18,654.6	$17,339.7	$16,372.7	$15,146.6	$14,476.8
Growth	8%	6%	8%	5%	3%
Net premiums earned	$18,398.5	$17,103.4	$16,018.0	$14,902.8	$14,314.8
Growth	8%	7%	7%	4%	2%
Policies in force (thousands):
Personal Lines	13,261.9	13,056.4	12,735.3	12,283.8	11,702.7
Growth	2%	3%	4%	5%	7%
Commercial Lines	514.7	514.6	519.6	509.1	510.4
Growth	0%	(1)%	2%	0%	0%
Property[1]	—	—	—	—	—
Growth[1]	—	—	—	—	—
Total revenues	$19,391.4	$18,170.9	$17,083.9	$15,774.6	$15,215.5
Underwriting margins:[2]
Personal Lines	6.7%	6.6%	4.4%	6.8%	7.0%
Commercial Lines	17.2%	6.5%	5.2%	9.1%	12.5%
Property[1]	—	—	—	—	—
Total underwriting operations	7.7%	6.5%	4.4%	7.0%	7.6%
Net income attributable to Progressive	$1,281.0	$1,165.4	$902.3	$1,015.5	$1,068.3
Per common share - diluted	2.15	1.93	1.48	1.59	1.61
Average equivalent common shares - diluted	594.8	603.6	607.8	636.9	663.3
Comprehensive income attributable to Progressive	$1,352.4	$1,246.1	$1,080.8	$924.3	$1,398.8
Total assets	$25,787.6	$24,408.2	$22,694.7	$21,844.8	$21,150.3
Debt outstanding	2,164.7	1,860.9	2,063.1	2,442.1	1,958.2
Redeemable noncontrolling interest	—	—	—	—	—
Total shareholders’ equity	6,928.6	6,189.5	6,007.0	5,806.7	6,048.9
Statutory surplus	6,442.8	5,991.0	5,605.2	5,269.2	5,073.0
Common shares outstanding	587.8	595.8	604.6	613.0	662.4
Common share close price (at December 31)	$26.99	$27.27	$21.10	$19.51	$19.87
Rate of return[3]	5.3%	30.9%	15.4%	0.2%	16.9%
Market capitalization	$15,864.7	$16,247.5	$12,757.1	$11,959.6	$13,161.9
Book value per common share	11.79	10.39	9.94	9.47	9.13
Ratios:
Return on average common shareholders’ equity:
Net income attributable to Progressive	19.1%	17.7%	14.5%	16.5%	17.1%
Comprehensive income attributable to Progressive	20.1%	19.0%	17.4%	15.0%	22.3%
Debt to total capital[4]	23.8%	23.1%	25.6%	29.6%	24.5%
Price to earnings	12.6	14.1	14.3	12.3	12.3
Price to book	2.3	2.6	2.1	2.1	2.2
Net premiums written to statutory surplus	2.9	2.9	2.9	2.9	2.9
Statutory combined ratio	92.1	93.4	95.2	92.9	92.5
Dividends declared per common share[5]	$0.6862	$1.4929	$1.2845	$0.4072	$1.3987
Number of people employed	26,501	26,145	25,889	25,007	24,638
4 Ratio reflects debt as a percent of debt plus shareholders’ equity; redeemable noncontrolling interest is not part of this calculation.
5 Represents dividends pursuant to the dividend policy in place for the applicable year, plus special cash dividends of $1.00 per common share in 2013, 2012, and 2010 (see Note 14 – Dividends for further discussion).

App.-A-83

The Progressive Corporation and Subsidiaries
Quarterly Financial and Common Share Data
(unaudited)

(millions – except per share amounts)					Stock Price[1]
Quarter	Total Revenues	Net Income	Net Income Attributable to Progressive	Per Common Share[2]	Close	Rate of Return[3]	Dividends Declared Per Common Share[3]
2019
1	$9,300.0	$1,082.8	$1,078.4	$1.83	$72.09		$0.10
2	9,450.7	979.0	979.4	1.66	79.93		0.10
3	9,530.5	843.6	841.7	1.42	77.25		0.10
4	10,741.1	1,074.6	1,070.8	1.81	72.39		2.35
	$39,022.3	$3,980.0	$3,970.3	$6.72	$72.39	25.1%	$2.65
2018
1	$7,430.1	$729.8	$718.0	$1.22	$60.93		$0
2	8,018.0	701.2	704.2	1.19	59.15		0
3	8,495.8	930.2	928.4	1.57	71.04		0
4	8,035.1	259.8	264.7	0.44	60.33		2.5140
	$31,979.0	$2,621.0	$2,615.3	$4.42	$60.33	9.3%	$2.5140
2017
1	$6,321.7	$430.3	$424.3	$0.73	$39.18		$0
2	6,605.7	372.7	367.6	0.63	44.09		0
3	6,791.8	214.8	224.0	0.38	48.42		0
4	7,119.8	580.3	576.3	0.98	56.32		1.1247
	$26,839.0	$1,598.1	$1,592.2	$2.72	$56.32	61.6%	$1.1247
1 Prices are as reported on the New York Stock Exchange (NYSE). Progressive’s common shares are listed under the symbol PGR.
2 Represents diluted earnings per common share. Based on net income available to Progressive common shareholders, which is net of preferred share dividends beginning in March 2018. The sum may not equal the total because the average equivalent shares differ in the quarterly and annual periods.
3 Represents annual rate of return, assuming dividend reinvestment. For a discussion of Progressive’s dividend policy, see Note 14 – Dividends for further information.

App.-A-84

The Progressive Corporation and Subsidiaries
Performance Graph
(unaudited)
The following performance graph compares the performance of Progressive’s Common Shares (“PGR”) to the Standard & Poor’s Index (“S&P Index”) and the Value Line Property/Casualty Industry Group (“P/C Group”) for the last five years.
Cumulative Five-Year Total Return*
PGR, S&P Index, P/C Group (Performance Results through 12/31/19)

	(Assumes $100 was invested at the close of trading on December 31, 2014)
For the years ended December 31,	2015	2016	2017	2018	2019
PGR	$120.94	$138.77	$224.27	$245.16	$306.60
S&P Index	101.40	113.50	138.32	132.23	173.88
P/C Group[1]	111.02	131.30	164.96	163.88	208.60
*Assumes reinvestment of dividends
1 Per Value Line Publishing LLC

App.-A-85

The Progressive Corporation and Subsidiaries
Quantitative Market Risk Disclosures
(unaudited)
Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2019, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. We had no trading financial instruments at December 31, 2019 and 2018. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for our discussion of the qualitative information about market risk.
OTHER-THAN-TRADING FINANCIAL INSTRUMENTS
Financial instruments subject to interest rate risk were:

	Fair Value
	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change[1]	Change	Actual	Change	Change
U.S. government obligations	$14,411.9	$13,919.0	$13,251.1	$12,624.4	$12,037.3
State and local government obligations	1,814.4	1,772.6	1,713.3	1,676.8	1,645.4
Asset-backed securities	11,175.8	11,040.9	10,883.2	10,725.5	10,567.8
Corporate securities	7,372.3	7,254.3	7,067.7	6,886.0	6,708.6
Preferred stocks	1,294.5	1,269.5	1,233.9	1,192.6	1,152.6
Short-term investments	1,800.3	1,799.7	1,798.8	1,797.9	1,796.9
Total at December 31, 2019	$37,869.2	$37,056.0	$35,948.0	$34,903.2	$33,908.6
Total at December 31, 2018	$32,694.8	$31,805.1	$30,941.3	$30,107.5	$29,306.8
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
Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities at December 31, 2019	$2,975.7	$3,306.3	$3,636.9
Common equities at December 31, 2018	$2,362.2	$2,626.1	$2,890.0
The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common stock portfolio’s weighted average beta of 1.00 for 2019 and 1.01 for 2018. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movements. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of our securities without betas is <0.1%.

App.-A-86

The Progressive Corporation and Subsidiaries
Net Premiums Written by State
(unaudited)

($ in millions)	2019		2018		2017		2016		2015
Florida	$5,233.4	13.9%	$4,700.9	14.4%	$3,808.0	14.0%	$3,305.1	14.1%	$2,839.6	13.8%
Texas	4,081.0	10.8	3,388.6	10.4	2,704.9	10.0	2,226.8	9.5	1,941.5	9.4
California	2,208.8	5.9	1,836.0	5.6	1,520.5	5.6	1,284.8	5.5	1,173.6	5.7
New York	1,843.2	4.9	1,699.0	5.2	1,472.8	5.4	1,279.4	5.5	1,095.6	5.3
Michigan	1,673.5	4.4	1,423.7	4.4	1,186.8	4.4	971.3	4.2	812.5	4.0
Georgia	1,645.3	4.4	1,452.9	4.5	1,177.0	4.4	939.4	4.0	813.2	4.0
Ohio	1,339.5	3.6	1,194.0	3.7	1,033.5	3.8	905.2	3.9	820.8	4.0
Pennsylvania	1,268.3	3.4	1,157.4	3.5	1,005.5	3.7	895.8	3.8	787.3	3.8
New Jersey	1,192.3	3.2	1,088.1	3.3	985.8	3.6	902.8	3.9	820.2	4.0
Louisiana	965.6	2.6	856.5	2.6	739.2	2.7	694.7	3.0	614.9	3.0
All other	16,127.0	42.9	13,812.8	42.4	11,498.1	42.4	9,948.2	42.6	8,844.8	43.0
Total	$37,577.9	100.0%	$32,609.9	100.0%	$27,132.1	100.0%	$23,353.5	100.0%	$20,564.0	100.0%

App.-A-87

Principal Office
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143
440-461-5000
progressive.com

24-Hour Insurance Quotes, Claims Reporting, and Customer Service

	Personal autos, motorcycles, recreational vehicles, homeowners, other property, and renters	Commercial autos/trucks, business property, and general liability
To receive a quote	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-806-9598 progressivecommercial.com
To report a claim	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-PROGRESSIVE (1-800-776-4737)
For customer service:
If you bought your policy through an independent agent or broker	1-800-925-2886 (1-800-300-3693 in California) progressiveagent.com	1-800-444-4487 progressivecommercial.com
If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-895-2886 progressivecommercial.com
In addition, iPhone® and Android® users can download the Progressive App to start a quote, report a claim, or service a policy.

Annual Meeting  The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, Studio 96, 6671 Beta Drive, Mayfield Village, Ohio 44143 on May 8, 2020, at 10 a.m. eastern time. There were 1,965 shareholders of record on December 31, 2019.

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

Shareholder/Investor Relations  Progressive does not maintain a mailing list for distribution of shareholders’ reports. To view Progressive’s publicly filed documents, shareholders can access our website: progressive.com/sec. To view our earnings and other releases, access: progressive.com/financial-releases.

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

App.-A-88

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

Corporate Governance Progressive’s Corporate Governance Guidelines and Board Committee Charters are available at: progressive.com/governance and progressive.com/committee-charters, respectively.

Counsel Baker & Hostetler LLP, Cleveland, Ohio

Charitable Contributions  We contribute annually to: (i) The Insurance Institute for Highway Safety to further its work in reducing the human trauma and economic costs of auto accidents; and (ii) The Progressive Insurance Foundation, which provides matching funds to eligible 501(c)(3) charitable organizations to which employees contribute. Over the last five years, the matching funds provided by The Progressive Insurance Foundation averaged approximately $4 million per year. In 2019, we entered into a financial partnership with Humble Design, a Detroit-based nonprofit organization that furnishes homes for families and veterans transitioning from homelessness.

Social Responsibility and Sustainability  Progressive uses an interactive online format to communicate our social responsibility efforts. This report can be found at: progressive.com/socialresponsibility.

Online Annual Report and Proxy Statement Our 2019 Annual Report to Shareholders can be found at: progressive.com/annualreport.

Our 2020 Proxy Statement and 2019 Annual Report to Shareholders, in a PDF format, can be found at: progressiveproxy.com.

App.-A-89

Directors
Philip Bleser[3,5,6]	Roger N. Farah[2,3,5,6]	Patrick H. Nettles, Ph.D.[1,6]
Retired Chairman of Global Corporate	Former Executive Director,	Executive Chairman,
Banking,	Tory Burch LLC	Ciena Corporation
J. P. Morgan Chase & Co.	(retailing)	(telecommunications)
(financial services)

Stuart B. Burgdoerfer[1,6]	Lawton W. Fitt[2,4,5,6]	Barbara R. Snyder[3,6]
Executive Vice President and	Chairperson of the Board,	President,
Chief Financial Officer,	Retired Partner,	Case Western Reserve University
L Brands, Inc.	Goldman Sachs Group	(higher education)
(retailing)	(financial services)

Pamela J. Craig[3,6]	Susan Patricia Griffith[2]	Jan E. Tighe[6]
Retired Chief Financial Officer,	President and Chief Executive Officer,	United States Navy, Vice Admiral, Retired
Accenture PLC	The Progressive Corporation	(military)
(global management consulting)

Charles A. Davis[4,6]	Jeffrey D. Kelly[1,6]	Kahina Van Dyke[4,6]
Chief Executive Officer,	Retired Chief Operating Officer and	Global Head, Digital Channels and
Stone Point Capital LLC	Chief Financial Officer,	Client Data Analytics,
(private equity investing)	RenaissanceRe Holdings Ltd.	Standard Chartered PLC
	(reinsurance services)	(international banking)

1 Audit Committee Member
2 Executive Committee Member
3 Compensation Committee Member
4 Investment and Capital Committee
Member
5 Nominating and Governance
Committee Member
6 Independent Director

App.-A-90

Corporate Officers	Other Executive Officers
Lawton W. Fitt	John A. Barbagallo
Chairperson of the Board	Commercial Lines President
(non-executive)
Jonathan S. Bauer
Susan Patricia Griffith	Chief Investment Officer
President
and Chief Executive Officer	Steven A. Broz
Chief Information Officer
John P. Sauerland
Vice President	Patrick K. Callahan
and Chief Financial Officer	Personal Lines President

Daniel P. Mascaro	M. Jeffrey Charney
Vice President, Secretary,	Chief Marketing Officer
and Chief Legal Officer
John Murphy
Patrick S. Brennan	Customer Relationship Management
Treasurer	President

Mariann Wojtkun Marshall	Lori Niederst
Vice President, Assistant Secretary,	Chief Human Resource Officer
and Chief Accounting Officer
Andrew J. Quigg
Chief Strategy Officer

Michael D. Sieger
Claims President

©2020 The Progressive Corporation

App.-A-91