Form 10-K, Exhibit 13
period 2020-12-31
PROGRESSIVE CORP/OH/
filed 2021-03-01
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION
2020 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31,

(millions - except per share amounts)	2020	2019	2018
Revenues
Net premiums earned	$39,261.6	$36,192.4	$30,933.3
Investment income	936.6	1,042.0	820.5
Net realized gains (losses) on securities:
Net realized gains (losses) on security sales	914.7	334.6	170.7
Net holding period gains (losses) on securities	715.3	757.9	(507.9)
Net impairment losses recognized in earnings	0	(63.3)	(68.3)
Total net realized gains (losses) on securities	1,630.0	1,029.2	(405.5)
Fees and other revenues	603.5	563.7	472.2
Service revenues	226.4	195.0	158.5
Total revenues	42,658.1	39,022.3	31,979.0
Expenses
Losses and loss adjustment expenses	25,121.8	25,470.5	21,721.0
Policy acquisition costs	3,273.2	3,023.2	2,573.7
Other underwriting expenses	5,570.0	4,975.1	4,195.8
Policyholder credit expense	1,077.4	0	0
Investment expenses	20.0	24.6	24.3
Service expenses	205.5	178.9	134.1
Interest expense	217.0	189.7	166.5
Total expenses	35,484.9	33,862.0	28,815.4
Net Income
Income before income taxes	7,173.2	5,160.3	3,163.6
Provision for income taxes	1,468.6	1,180.3	542.6
Net income	5,704.6	3,980.0	2,621.0
Net income attributable to noncontrolling interest (NCI)	0	(9.7)	(5.7)
Net income attributable to Progressive	5,704.6	3,970.3	2,615.3
Other Comprehensive Income (Loss)
Changes in:
Total net unrealized gains (losses) on fixed-maturity securities	586.5	466.4	(99.3)
Net unrealized losses on forecasted transactions	0.8	0.8	0.8
Other comprehensive income (loss)	587.3	467.2	(98.5)
Other comprehensive (income) loss attributable to NCI	0	(4.6)	3.3
Comprehensive income attributable to Progressive	$6,291.9	$4,432.9	$2,520.1
Computation of Earnings Per Common Share
Net income attributable to Progressive	$5,704.6	$3,970.3	$2,615.3
Less: Preferred share dividends	26.9	26.9	21.4
Net income available to common shareholders	$5,677.7	$3,943.4	$2,593.9
Average common shares outstanding - Basic	584.9	583.8	582.4
Net effect of dilutive stock-based compensation	2.7	3.4	4.3
Total average equivalent common shares - Diluted	587.6	587.2	586.7
Basic: Earnings per common share	$9.71	$6.75	$4.45
Diluted: Earnings per common share	$9.66	$6.72	$4.42
See notes to consolidated financial statements.
App.-A-2

The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets
December 31,

(millions - except per share amount)	2020	2019
Assets
Available-for-sale securities, at fair value:
Fixed maturities (amortized cost: $35,589.1 and $32,643.1)	$36,810.9	$33,110.3
Short-term investments (amortized cost: $5,218.5 and $1,798.8)	5,218.5	1,798.8
Total available-for-sale securities	42,029.4	34,909.1
Equity securities, at fair value:
Nonredeemable preferred stocks (cost: $1,358.7 and $971.3)	1,447.9	1,038.9
Common equities (cost: $1,187.3 and $1,125.5)	4,053.0	3,306.3
Total equity securities	5,500.9	4,345.2
Total investments	47,530.3	39,254.3
Cash and cash equivalents	76.5	226.2
Restricted cash	0	1.2
Total cash, cash equivalents, and restricted cash	76.5	227.4
Accrued investment income	176.4	181.3
Premiums receivable, net of allowance for credit losses of $356.2 and $283.2	8,160.1	7,507.3
Reinsurance recoverables	4,019.4	3,378.9
Prepaid reinsurance premiums	368.1	626.5
Deferred acquisition costs	1,237.2	1,056.5
Property and equipment, net of accumulated depreciation of $1,291.4 and $1,138.1	1,106.0	1,213.7
Goodwill	452.7	452.7
Intangible assets, net of accumulated amortization of $326.1 and $314.0	171.4	228.3
Other assets	800.2	783.6
Total assets	$64,098.3	$54,910.5
Liabilities
Unearned premiums	$13,437.5	$12,388.8
Loss and loss adjustment expense reserves	20,265.8	18,105.4
Net federal deferred income taxes	310.0	118.0
Dividends payable on common shares	2,694.5	1,375.4
Accounts payable, accrued expenses, and other liabilities[1]	4,955.8	4,617.0
Debt[2]	5,396.1	4,407.1
Total liabilities	47,059.7	41,011.7
Redeemable noncontrolling interest (NCI)[3]	0	225.6
Shareholders’ Equity
Serial Preferred Shares (authorized 20.0)
Serial Preferred Shares, Series B, no par value (cumulative, liquidation preference of $1,000 per share) (authorized, issued, and outstanding 0.5)	493.9	493.9
Common shares, $1.00 par value (authorized 900.0; issued 797.5, including treasury shares of 212.3 and 212.9)	585.2	584.6
Paid-in capital	1,672.9	1,573.4
Retained earnings	13,354.9	10,679.6
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on fixed-maturity securities	947.3	360.8
Net unrealized losses on forecasted transactions	(15.6)	(16.4)
Accumulated other comprehensive income attributable to NCI	0	(2.7)
Total accumulated other comprehensive income (loss) attributable to Progressive	931.7	341.7
Total shareholders’ equity	17,038.6	13,673.2
Total liabilities, redeemable NCI, and shareholders’ equity	$64,098.3	$54,910.5
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
App.-A-3

The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31,

(millions - except per share amounts)	2020	2019	2018
Serial Preferred Shares, No Par Value
Balance, beginning of year	$493.9	$493.9	$0
Issuance of Serial Preferred Shares, Series B	0	0	493.9
Balance, end of year	493.9	493.9	493.9
Common Shares, $1.00 Par Value
Balance, beginning of year	584.6	583.2	581.7
Treasury shares purchased	(1.3)	(1.3)	(1.4)
Net restricted equity awards issued/vested	1.9	2.7	2.9
Balance, end of year	585.2	584.6	583.2
Paid-In Capital
Balance, beginning of year	1,573.4	1,479.0	1,389.2
Amortization of equity-based compensation	89.4	90.1	76.2
Treasury shares purchased	(3.6)	(3.2)	(3.3)
Net restricted equity awards issued/vested	(1.9)	(2.7)	(2.9)
Reinvested dividends on restricted stock units	18.2	10.6	12.2
Adjustment to carrying amount of redeemable noncontrolling interest	(2.6)	(0.4)	7.6
Balance, end of year	1,672.9	1,573.4	1,479.0
Retained Earnings
Balance, beginning of year	10,679.6	8,386.6	6,031.7
Net income attributable to Progressive	5,704.6	3,970.3	2,615.3
Treasury shares purchased	(106.7)	(86.8)	(74.3)
Cash dividends declared on common shares ($4.90, $2.65, and $2.5140 per share)[1]	(2,865.9)	(1,548.4)	(1,466.0)
Cash dividends declared on Serial Preferred Shares, Series B ($80.625, $53.75, and $27.024 per share)[1]	(40.2)	(26.8)	(13.5)
Reinvested dividends on restricted stock units	(18.2)	(10.6)	(12.2)
Cumulative effect of change in accounting principle	0	0	1,300.2
Reclassification of disproportionate tax effects	0	0	4.3
Other, net	1.7	(4.7)	1.1
Balance, end of year	13,354.9	10,679.6	8,386.6
Accumulated Other Comprehensive Income (Loss) Attributable to Progressive
Balance, beginning of year	341.7	(120.9)	1,282.2
Attributable to noncontrolling interest	2.7	(4.6)	(0.1)
Other comprehensive income (loss)	587.3	467.2	(98.5)
Cumulative effect of change in accounting principle	0	0	(1,300.2)
Reclassification of disproportionate tax effects	0	0	(4.3)
Balance, end of year	931.7	341.7	(120.9)
Total shareholders’ equity	$17,038.6	$13,673.2	$10,821.8
1 See Note 14 – Dividends for further discussion.
There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.
See notes to consolidated financial statements.

App.-A-4

The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31,

(millions)	2020	2019	2018
Cash Flows From Operating Activities
Net income	$5,704.6	$3,980.0	$2,621.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	274.9	239.8	190.4
Amortization of intangible assets	56.9	66.3	72.0
Net amortization of fixed-income securities	100.9	33.3	34.3
Amortization of equity-based compensation	89.4	90.2	77.2
Net realized (gains) losses on securities	(1,630.0)	(1,029.2)	405.5
Net (gains) losses on disposition of property and equipment	12.5	11.0	32.1
Changes in:
Premiums receivable	(652.8)	(1,010.2)	(1,074.6)
Reinsurance recoverables	(640.5)	(682.8)	(422.7)
Prepaid reinsurance premiums	258.4	(316.8)	(106.4)
Deferred acquisition costs	(180.7)	(104.9)	(171.1)
Income taxes	(23.1)	227.2	(158.7)
Unearned premiums	1,048.7	1,702.3	1,783.0
Loss and loss adjustment expense reserves	2,160.4	2,704.6	2,313.9
Accounts payable, accrued expenses, and other liabilities	328.9	611.6	746.6
Other, net	(2.9)	(260.8)	(57.7)
Net cash provided by operating activities	6,905.6	6,261.6	6,284.8
Cash Flows From Investing Activities
Purchases:
Fixed maturities	(32,037.5)	(28,765.2)	(21,153.0)
Equity securities	(951.2)	(379.9)	(538.8)
Sales:
Fixed maturities	22,727.2	18,412.7	7,835.6
Equity securities	431.8	471.4	823.5
Maturities, paydowns, calls, and other:
Fixed maturities	7,109.4	6,145.5	5,099.8
Equity securities	113.8	49.9	26.6
Net (purchases) sales of short-term investments	(3,393.2)	31.5	1,116.3
Net unsettled security transactions	83.6	6.0	11.7
Purchases of property and equipment	(223.5)	(363.5)	(266.0)
Sales of property and equipment	21.9	53.3	9.4
Net cash used in investing activities	(6,117.7)	(4,338.3)	(7,034.9)
Cash Flows From Financing Activities
Dividends paid to common shareholders	(1,551.0)	(1,643.2)	(654.9)
Dividends paid to preferred shareholders	(26.8)	(26.8)	(13.5)
Acquisition of treasury shares for restricted stock tax liabilities	(68.7)	(84.4)	(78.6)
Acquisition of treasury shares acquired in open market	(42.9)	(6.9)	(0.4)
Acquisition of additional shares of ARX Holding Corp.	(243.0)	(11.2)	(296.9)
Net proceeds from debt issuance	986.3	0	1,134.0
Proceeds from exercise of equity options	7.3	1.6	3.3
Net proceeds from issuance of Serial Preferred Shares, Series B	0	0	493.9
Payments of debt	0	0	(37.1)
Net cash provided by (used in) financing activities	(938.8)	(1,770.9)	549.8
Increase (decrease) in cash, cash equivalents, and restricted cash	(150.9)	152.4	(200.3)
Cash, cash equivalents, and restricted cash - beginning of year	227.4	75.0	275.3
Cash, cash equivalents, and restricted cash - end of year	$76.5	$227.4	$75.0

See notes to consolidated financial statements.
App.-A-5

The Progressive Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2020, 2019, and 2018

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
Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation, our wholly owned insurance and non-insurance subsidiaries, and affiliates, in which we have a controlling financial interest. All intercompany accounts and transactions are eliminated in consolidation. All revenues are generated from external customers and we do not have a reliance on any major customer.
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
We did not have any derivatives outstanding at December 31, 2020 or 2019. To the extent we have derivatives held for general investment purposes, these derivative instruments would be recognized as either assets or liabilities and measured at fair value, with changes in fair value recognized in net income as a component of net holding period gains (losses) on securities.
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
For derivatives settled through a clearinghouse, collateral is required to post initial margin and is subject to increases in margin beyond changes in fair value. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk. For bi-lateral derivative positions, net cash requirements are limited to changes in fair values, which may vary as a result of changes in interest rates, currency exchange rates, and other factors. We have elected not to offset fair value amounts that arise from derivative positions with the same counterparty under a master netting arrangement.
Investment securities are exposed to various risks such as interest rate, market, credit, and liquidity risk. Fair values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the portfolio’s value in
App.-A-6

the near term. We routinely monitor our fixed-maturity portfolio for pricing changes that might indicate potential credit losses exist and perform detailed reviews of securities with unrealized losses. For an unrealized loss that we determined to be related to current market conditions, we will not record an allowance for credit losses or a write-off of the fair value for securities we do not intend to sell. We will continue to monitor these securities to determine if the unrealized loss is due to credit deterioration. If we believe that a potential credit loss exists, we will record an allowance for the credit loss and recognize the realized loss as a component of realized gains and losses in the income statement. Once a credit loss allowance has been established, we will continue to evaluate the security, at least quarterly, to determine if changes in conditions have created the need to either increase, or decrease, the allowance recorded. If we determine that a security with a credit loss allowance, previously recorded, is likely to be sold prior to the potential recovery of the credit loss or if we determine that the loss is uncollectible, we will reverse the allowance and write-off the security to its fair value.
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
Realized gains (losses) on securities are computed based on the first-in first-out method. Realized gains (losses) also includes holding period valuation changes on equity securities, hybrid instruments (e.g., securities with embedded options, where the option is a feature of the overall change in the value of the instrument), and derivatives, as well as initial credit allowance losses, subsequent changes in credit loss allowances, and write-offs for losses deemed uncollectible or securities in a loss position that are expected to be sold prior to the recovery of the credit loss.
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
For our Personal Lines and Commercial Lines businesses, we perform a policy level evaluation to determine the extent to which the premiums receivable balance exceeds the unearned premiums balance. We then age this exposure to establish an allowance for credit losses based on prior experience.
For our Property business, the risk of uncollectibility is relatively low. If premiums are unpaid by the policy due date, we provide advance notice of cancellation in accordance with each state’s requirements and, if the premiums remain unpaid after receipt of notice, cancel the policy and write off any remaining balance.
To determine an allowance for credit losses, we evaluate the collectibility of premiums receivables based on historical and current collections experience using actuarial analysis. Our estimate of the future recoverability of our projected ultimate at-risk exposures also takes into consideration any unusual circumstances that we may encounter, such as moratoriums or other programs that may suspend collections. The following table summarizes changes in our allowance for credit loss exposure on our premium receivables:

(millions)	2020	2019
Balance at January 1	$283.2	$252.1
Increase in allowance[1]	472.0	433.5
Write-offs[2]	(399.0)	(402.4)
Balance at December 31	$356.2	$283.2
1Represents the incremental increase in other underwriting expenses.
2Represents the portion of allowance that is reversed when premium receivables are written off.
Premiums receivable balances are written off once we have exhausted our collection efforts. The increase in the allowance during 2020 in part reflects the greater potential for credit losses due to financial hardships of policyholders as a result of the economic impacts related to the spread of the novel coronavirus, COVID-19.
Deferred Acquisition Costs  Deferred acquisition costs include commissions, premium taxes, and other variable underwriting and direct sales costs incurred in connection with the successful acquisition or renewal of insurance contracts. These acquisition costs, net of ceding allowances, are deferred and amortized over the policy
App.-A-7

period in which the related premiums are earned. We consider anticipated investment income in determining the recoverability of these costs. Management believes these costs will be fully recoverable in the near term.
We do not defer any advertising costs. Total advertising costs, which are expensed as incurred, for the years ended
December 31, were:

(millions)	Advertising Costs
2020	$2,175.7
2019	1,837.3
2018	1,422.4
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
We routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counter parties to our reinsurance recoverables to determine if an allowance for credit losses should be established.
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
The cost and useful lives for property and equipment at December 31, were:

($ in millions)	2020	2019	Useful Lives
Land	$151.6	$161.6	NA
Buildings, improvements, and integrated components	872.7	927.1	7-40 years
Capitalized software	392.6	367.1	3-10 years
Software licenses (internal use)	335.5	286.8	1-5 years
Computer equipment	253.8	223.3	3 years
All other property and equipment	391.2	385.9	3-10 years
Total cost	2,397.4	2,351.8
Accumulated depreciation	(1,291.4)	(1,138.1)
Balance at end of year	$1,106.0	$1,213.7
NA = Not applicable; land is not a depreciable asset.
Included in other assets in the consolidated balance sheets are “held for sale” property, which represents the fair value of these properties less the estimated costs to sell, of $56.6 million and $32.9 million at December 31, 2020 and 2019, respectively, and capitalized cloud computing arrangement implementation costs, net of amortization, of $25.3 million at December 31, 2020.
App.-A-8

We adopted the new accounting standard for cloud computing arrangements in January 2020; see New Accounting Standards below in this Note 1 for further discussion.
Goodwill and Intangible Assets Goodwill is the excess of the purchase price over the estimated fair value of the assets and liabilities acquired and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized.
Intangible assets are non-financial assets lacking physical substance, such as customer and agency relationships and software rights, and represent the future economic benefit of those acquired assets. See Note 16 – Goodwill and Intangible Assets for further discussion.
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

Equity-Based Compensation  We issue time-based and performance-based restricted stock unit awards to key members of management as our form of equity compensation, and time-based restricted stock awards to non-employee directors. Collectively, we refer to these awards as “restricted equity awards.” Compensation expense for time-based restricted equity awards with installment vesting is recognized over each respective vesting period. For performance-based restricted equity awards, compensation expense is recognized over the estimated vesting periods. Dividend equivalent units are credited to outstanding restricted stock unit awards, both time-based and performance-based, at the time a dividend is paid to shareholders and paid upon vesting of the underlying award. We record an estimate for expected forfeitures of restricted equity awards based on our historical forfeiture rates.
The total compensation expense recognized for equity-based compensation for the years ended December 31, was:

(millions)	2020	2019	2018
Pretax expense	$89.4	$90.2	$77.2
Tax benefit	18.8	18.9	16.2
Earnings Per Common Share  Net income attributable to Progressive is reduced by preferred share dividends to determine net income available to common shareholders, and is used in our calculation of the per common share amounts. Basic earnings per common share is computed using the weighted average number of common shares outstanding during the reporting period, excluding unvested time-based restricted stock awards. Diluted earnings per common share includes common stock equivalents assumed outstanding during the period. Our common stock equivalents include the incremental shares assumed to be issued for:
•earned but unvested time-based restricted equity awards, and
•performance-based restricted equity awards that satisfied certain contingency conditions for unvested common stock equivalents during the period and are highly likely to continue to satisfy the conditions until the date of vesting.
Supplemental Cash Flow Information  Cash and cash equivalents include bank demand deposits and daily overnight reverse repurchase commitments of funds held in bank demand deposit accounts by certain subsidiaries, and are not considered part of the investment portfolio. The amount of reverse repurchase commitments held by these subsidiaries at December 31, 2020, 2019, and 2018, were $93.5 million, $46.3 million, and $117.3 million, respectively. Restricted cash on our consolidated balance sheets represents cash that is restricted to pay flood claims under the NFIP’s “Write Your Own” program, for which certain subsidiaries are administrators.
For the year ended December 31, 2020, non-cash activity includes declared but unpaid common share dividends of $2,694.5 million and preferred share dividends of $13.4 million, and operating lease liabilities arising from obtaining right-of-use assets of $60.3 million (see Note 13 – Leases and Note 14 – Dividends for further discussion).
App.-A-9

For the years ended December 31, we paid the following:

(millions)	2020	2019	2018
Income taxes	$1,446.3	$954.3	$702.6
Interest	206.0	184.9	154.0
Operating lease liabilities	86.5	84.0	NA
NA = Not applicable prior to the adoption of the new accounting standard in 2019.
Commitments and Contingencies We have certain noncancelable purchase obligations for goods and services with minimum commitments of $830.4 million at December 31, 2020, primarily consisting of software licenses, maintenance on information technology equipment, and media placements. In addition, we have several multiple-layer property catastrophe reinsurance contracts with various reinsurers with terms ranging from one to three years; the minimum commitment under these agreements at December 31, 2020, was $191.1 million.
New Accounting Standards On January 1, 2020, we adopted the following new Accounting Standards Updates (ASU).
Cloud Computing Arrangements
This ASU, which provides guidance on the requirements for capitalizing and amortizing implementation costs incurred in a cloud computing arrangement that does not include a software license, was adopted on a prospective basis. See the Property and Equipment discussion above for the cloud computing arrangement implementation cost capitalized at December 31, 2020.

Fair Value Measurements
We early adopted a portion of this ASU in 2018 and the remaining provisions in 2020. This ASU amended the disclosure requirements for fair value measurements to require companies to disclose the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and removed current disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The adoption of this ASU had no impact on our financial condition, cash flows, or results of operations.

Goodwill Impairment Test Simplification
The ASU eliminated the requirement to determine the implied fair value of goodwill in measuring an impairment loss and now requires the measurement of a goodwill impairment to represent the excess of the reporting unit’s carrying value over fair value, limited to the carrying value of goodwill. The adoption of this ASU had no impact on our financial condition, cash flows, or results of operations.

Measurement of Credit Losses on Financial Instruments
This ASU modified the existing accounting guidance related to the impairment evaluation for our available-for-sale debt securities, reinsurance recoverables, and premiums receivable. The ASU is intended to improve the timing, and enhance the accounting and disclosure, of credit losses on financial assets. To the extent a credit loss is determined to exist, an allowance for credit losses would be required to be recorded as a contra asset, with changes to the credit loss allowance recorded prospectively. Based on our analysis for available-for-sale debt securities and reinsurance recoverables as described in Note 2–
Investments and Note 7– Reinsurance, respectively, no adjustment to the beginning balance of retained earnings was required upon adoption. See the Insurance Premiums and Receivables discussion above for changes in the allowance for credit losses related to the premiums receivable balance.
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

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2020
Available-for-sale securities:
Fixed maturities:
U.S. government obligations	$12,437.9	$305.8	$(3.7)	$0	$12,740.0	26.8%
State and local government obligations	3,099.4	123.1	(0.7)	0	3,221.8	6.8
Corporate debt securities	9,579.7	601.7	(0.1)	3.9	10,185.2	21.4
Residential mortgage-backed securities	503.3	7.1	(0.9)	0	509.5	1.1
Commercial mortgage-backed securities	6,042.6	142.5	(10.0)	0	6,175.1	13.0
Other asset-backed securities	3,745.0	40.1	(0.5)	0	3,784.6	7.9
Redeemable preferred stocks	181.2	3.6	(1.4)	11.3	194.7	0.4
Total fixed maturities	35,589.1	1,223.9	(17.3)	15.2	36,810.9	77.4
Short-term investments	5,218.5	0	0	0	5,218.5	11.0
Total available-for-sale securities	40,807.6	1,223.9	(17.3)	15.2	42,029.4	88.4
Equity securities:
Nonredeemable preferred stocks	1,358.7	0	0	89.2	1,447.9	3.1
Common equities	1,187.3	0	0	2,865.7	4,053.0	8.5
Total equity securities	2,546.0	0	0	2,954.9	5,500.9	11.6
Total portfolio[1]	$43,353.6	$1,223.9	$(17.3)	$2,970.1	$47,530.3	100.0%
App.-A-11

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2019
Available-for-sale securities:
Fixed maturities:
U.S. government obligations	$13,100.7	$194.1	$(43.7)	$0	$13,251.1	33.7%
State and local government obligations	1,686.0	30.0	(2.7)	0	1,713.3	4.4
Corporate debt securities	6,860.3	206.6	(0.5)	1.3	7,067.7	18.0
Residential mortgage-backed securities	625.0	4.5	(2.0)	0	627.5	1.6
Commercial mortgage-backed securities	5,020.7	61.5	(6.0)	0	5,076.2	12.9
Other asset-backed securities	5,164.7	16.2	(1.4)	0	5,179.5	13.2
Redeemable preferred stocks	185.7	4.1	(1.3)	6.5	195.0	0.5
Total fixed maturities	32,643.1	517.0	(57.6)	7.8	33,110.3	84.3
Short-term investments	1,798.8	0	0	0	1,798.8	4.6
Total available-for-sale securities	34,441.9	517.0	(57.6)	7.8	34,909.1	88.9
Equity securities:
Nonredeemable preferred stocks	971.3	0	0	67.6	1,038.9	2.7
Common equities	1,125.5	0	0	2,180.8	3,306.3	8.4
Total equity securities	2,096.8	0	0	2,248.4	4,345.2	11.1
Total portfolio[1]	$36,538.7	$517.0	$(57.6)	$2,256.2	$39,254.3	100.0%
1 Our portfolio reflects the effect of net unsettled security transactions; at December 31, 2020, $95.5 million was included in “other liabilities,” compared to $11.9 million at December 31, 2019.
The total fair value of the portfolio at December 31, 2020 and 2019 included $6.2 billion and $3.2 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions. A portion of these investments were sold and proceeds used to pay our common share dividends; see Note 14 – Dividends for additional information.
At December 31, 2020, bonds and certificates of deposit in the principal amount of $298.2 million were on deposit to meet state insurance regulatory requirements. We did not hold any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2020 or 2019. At December 31, 2020, we did not hold any debt securities that were non-income producing during the preceding 12 months.
Short-Term Investments Our short-term investments may include commercial paper and other investments that are expected to mature or are redeemable within one year.
We invested in repurchase and reverse repurchase transactions during 2020 and 2019, but did not have any open positions at December 31, 2020 or 2019. To the extent we enter into repurchase or reverse repurchase transactions, consistent with past practice, we would elect not to offset these transactions and would report them on a gross basis on our consolidated balance sheets, despite the option to elect to offset these transactions as long as they were with the same counterparty and subject to an enforceable master netting arrangement.
Hybrid Securities Certain securities in our fixed maturities portfolio are accounted for as hybrid securities because they contain embedded derivatives that are not deemed to be clearly and closely related to the host investments. These securities are reported at fair value at December 31:

(millions)	2020	2019
Fixed Maturities:
State and local government obligations	$0	$3.5
Corporate debt securities	188.4	91.2
Other asset-backed securities	34.8	2.6
Redeemable preferred stocks	131.4	92.1
Total hybrid securities	$354.6	$189.4

Since the embedded derivatives (e.g., change-in-control put option, debt-to-equity conversion, or any other feature unrelated to the credit quality or risk of default of the issuer that could impact the amount or timing of our expected future cash flows) do not have observable intrinsic values, we have elected to record the changes in fair value of these securities through income as a component of net realized gains or losses.
App.-A-12

Fixed Maturities  The composition of fixed maturities by maturity at December 31, 2020, was:

(millions)	Cost	Fair Value
Less than one year	$5,734.9	$5,765.4
One to five years	20,769.2	21,377.3
Five to ten years	8,939.8	9,512.2
Ten years or greater	145.2	156.0
Total	$35,589.1	$36,810.9

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

Gross Unrealized Losses The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Unrealized Losses	No. of Sec.	Fair Value	Unrealized Losses
December 31, 2020
U.S. government obligations	9	$1,511.0	$(3.7)	9	$1,511.0	$(3.7)	0	$0	$0
State and local government obligations	30	208.7	(0.7)	30	208.7	(0.7)	0	0	0
Corporate debt securities	7	129.4	(0.1)	7	129.4	(0.1)	0	0	0
Residential mortgage-backed securities	21	44.4	(0.9)	0	0	0	21	44.4	(0.9)
Commercial mortgage-backed securities	43	893.3	(10.0)	9	93.6	(0.3)	34	799.7	(9.7)
Other asset-backed securities	22	183.7	(0.5)	9	74.4	(0.1)	13	109.3	(0.4)
Redeemable preferred stocks	1	11.0	(1.4)	0	0	0	1	11.0	(1.4)
Total fixed maturities	133	$2,981.5	$(17.3)	64	$2,017.1	$(4.9)	69	$964.4	$(12.4)

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Unrealized Losses	No. of Sec.	Fair Value	Unrealized Losses
December 31, 2019
U.S. government obligations	23	$5,152.4	$(43.7)	19	$5,057.2	$(43.6)	4	$95.2	$(0.1)
State and local government obligations	67	314.3	(2.7)	52	287.5	(2.6)	15	26.8	(0.1)
Corporate debt securities	16	247.6	(0.5)	12	191.4	(0.5)	4	56.2	0
Residential mortgage-backed securities	41	292.8	(2.0)	12	163.7	(0.9)	29	129.1	(1.1)
Commercial mortgage-backed securities	98	1,742.4	(6.0)	79	1,400.0	(5.3)	19	342.4	(0.7)
Other asset-backed securities	61	1,000.6	(1.4)	43	938.5	(0.9)	18	62.1	(0.5)
Redeemable preferred stocks	1	11.2	(1.3)	0	0	0	1	11.2	(1.3)
Total fixed maturities	307	$8,761.3	$(57.6)	217	$8,038.3	$(53.8)	90	$723.0	$(3.8)

During 2020, we had seven securities that had their credit ratings downgraded, with a combined fair value of $65.0 million and an unrealized loss of $1.6 million as of December 31, 2020, comprised of residential and commercial mortgage-backed securities.

A review of the securities in an unrealized loss position indicated that the issuers were current with respect to their interest obligations and that there was no evidence of deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity.
App.-A-13

Allowance For Credit and Uncollectible Losses We are required to measure the amount of potential credit losses for all fixed-maturity securities in an unrealized loss position. We did not record any allowances for credit losses or any write-offs for amounts deemed to be uncollectible during 2020 and did not have a credit loss allowance balance as of December 31, 2020. We considered several factors and inputs related to the individual securities as part of our analysis. The methodology and significant inputs used to measure the amount of credit losses in our portfolio included:

•current performance indicators on the business model or underlying assets (e.g., delinquency rates, foreclosure rates, and default rates);
•credit support (via current levels of subordination);
•historical credit ratings; and
•updated cash flow expectations based upon these performance indicators.

In order to determine the amount of credit loss, if any, we initially reviewed securities in a loss position to determine whether it was likely that we would be required, or intended, to sell any of the securities prior to the recovery of their respective cost bases (which could be maturity). If we were likely to, or intended to, sell prior to a potential recovery, we would write off the unrealized loss. For those securities that we determined we were not likely to, or did not intend to, sell prior to a potential recovery, we calculated the net present value (NPV) of the cash flows expected (i.e., expected recovery value) using the current book yield for each security. The NPV was then compared to the security’s current amortized value to determine if a credit loss existed. In the event that the NPV was below the amortized value, and the amount was determined to be material individually, or in aggregate, a credit loss would be deemed to exist, and either an allowance for credit losses would be created, or if an allowance currently existed, either a recovery of the previous allowance, or an incremental loss, would be recorded to net realized gains (losses) on securities.
As of December 31, 2020, we believe none of the unrealized losses relate to material credit losses on any specific securities, or in the aggregate, based on our review. We continue to expect all the securities in our portfolio to pay their principal and interest obligations.
In addition, we reviewed our accrued investment income outstanding on those securities in an unrealized loss position at December 31, 2020, to determine if the accrued interest amounts were determined to be uncollectible. Based on our analysis, we believe the issuers have sufficient liquidity and capital reserves to meet their current interest, and future principal, obligations and, therefore, did not write off any accrued income as uncollectible at December 31, 2020.
App.-A-14

Realized Gains (Losses)  The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2020	2019	2018
Gross realized gains on security sales
Available-for-sale securities:
U.S. government obligations	$612.5	$164.4	$6.7
State and local government obligations	102.4	6.1	9.5
Corporate and other debt securities	161.9	100.1	2.4
Residential mortgage-backed securities	0	0.2	0
Commercial mortgage-backed securities	23.7	8.1	2.0
Other asset-backed securities	0.2	0.8	0.1
Redeemable preferred stocks	0	2.2	4.5
Total available-for-sale securities	900.7	281.9	25.2
Equity securities:
Nonredeemable preferred stocks	24.4	36.2	4.1
Common equities	88.6	61.7	286.6
Total equity securities	113.0	97.9	290.7
Subtotal gross realized gains on security sales	1,013.7	379.8	315.9
Gross realized losses on security sales
Available-for-sale securities:
U.S. government obligations	(9.6)	(20.4)	(98.7)
State and local government obligations	(0.7)	(0.7)	(2.9)
Corporate and other debt securities	(6.5)	(7.9)	(10.4)
Residential mortgage-backed securities	0	(2.3)	(0.1)
Commercial mortgage-backed securities	(12.8)	(2.2)	(6.3)
Other asset-backed securities	0	(0.1)	(1.1)
Redeemable preferred stocks	0	(0.4)	(0.1)
Total available-for-sale securities	(29.6)	(34.0)	(119.6)
Equity securities:
Nonredeemable preferred stocks	(8.7)	(3.2)	(3.9)
Common equities	(60.7)	(8.0)	(21.7)
Total equity securities	(69.4)	(11.2)	(25.6)
Subtotal gross realized losses on security sales	(99.0)	(45.2)	(145.2)
Net realized gains (losses) on security sales
Available-for-sale securities:
U.S. government obligations	602.9	144.0	(92.0)
State and local government obligations	101.7	5.4	6.6
Corporate and other debt securities	155.4	92.2	(8.0)
Residential mortgage-backed securities	0	(2.1)	(0.1)
Commercial mortgage-backed securities	10.9	5.9	(4.3)
Other asset-backed securities	0.2	0.7	(1.0)
Redeemable preferred stocks	0	1.8	4.4
Total available-for-sale securities	871.1	247.9	(94.4)
Equity securities:
Nonredeemable preferred stocks	15.7	33.0	0.2
Common equities	27.9	53.7	264.9
Total equity securities	43.6	86.7	265.1
Subtotal net realized gains (losses) on security sales	914.7	334.6	170.7
Net holding period gains (losses)
Hybrid securities	7.4	18.0	(10.4)
Equity securities	706.5	739.9	(497.5)
Derivatives	1.4	0	0
Subtotal net holding period gains (losses)	715.3	757.9	(507.9)
Other-than-temporary impairment losses
Other asset impairment	0	(63.3)	(68.3)
Subtotal other-than-temporary impairment losses	0	(63.3)	(68.3)
Total net realized gains (losses) on securities	$1,630.0	$1,029.2	$(405.5)
Realized gains (losses) on securities sold are computed using the first-in-first-out method. During 2020, we sold U.S. Treasury securities in order to selectively increase holdings across the remainder of the portfolio, predominantly in our corporate debt securities.
App.-A-15

For 2019 and 2018, the other asset impairment losses related to federal renewable energy tax credit fund investments, which were reported in other assets on the consolidated balance sheets, and are based on an analysis that our investments in those funds will not generate the cash flows that we anticipated.
The following table reflects our holding period realized gains (losses) on equity securities recognized for the respective years ended December 31, for equity securities held at the respective year end:

(millions)	2020	2019	2018
Total net gains (losses) recognized during the period on equity securities	$750.1	$826.6	$(232.4)
Less: Net gains (losses) recognized on equity securities sold during the period	43.6	86.7	265.1
Net holding period gains (losses) recognized during the period on equity securities held at period end	$706.5	$739.9	$(497.5)

Net Investment Income  The components of net investment income for the years ended December 31, were:

(millions)	2020	2019	2018
Available-for-sale securities:
Fixed maturities:
U.S. government obligations	$166.3	$268.6	$196.8
State and local government obligations	62.7	36.5	37.7
Corporate debt securities	284.0	268.9	217.9
Residential mortgage-backed securities	11.8	21.6	27.6
Commercial mortgage-backed securities	152.9	150.1	93.9
Other asset-backed securities	96.7	117.3	75.7
Redeemable preferred stocks	14.9	19.0	12.3
Total fixed maturities	789.3	882.0	661.9
Short-term investments	29.0	41.7	52.9
Total available-for-sale securities	818.3	923.7	714.8
Equity securities:
Nonredeemable preferred stocks	60.6	61.8	45.9
Common equities	57.7	56.5	59.8
Total equity securities	118.3	118.3	105.7
Investment income	936.6	1,042.0	820.5
Investment expenses	(20.0)	(24.6)	(24.3)
Net investment income	$916.6	$1,017.4	$796.2
The amount of investment income (interest and dividends) we earn varies based on the average assets held during the year and the book yields of the securities in our portfolio. On a year-over-year basis, investment income decreased 10%, compared to last year, due to a decrease in the portfolio yield, which was partially offset by an increase in average assets. The recurring investment book yield decreased 23%, compared to 2019, as a result of investing cash from operations and reinvesting cash from sales, maturities, paydowns, and other redemptions at market yields that were significantly lower than the portfolio’s overall yield. The income reduction from the negative yield change was partially offset by an increase in income earned as a result of investing the $1.0 billion of proceeds from the debt issued during March 2020, as well as strong premium growth, underwriting profitability, and strong portfolio results, net of common and preferred stock dividends. The year-over-year increase in net investment income in 2019 compared to 2018, was due to a combination of an increase in average assets and an increase in portfolio yields. The decrease in investment expenses in 2020, compared to 2019, primarily reflects lower expenses incurred due to our decision to no longer maintain an actively managed equity portfolio, and lower incentive-based compensation recognized.

Derivative Instruments  During 2020, we opened and closed U.S. Treasury Note futures to manage the portfolio duration and recorded a net realized gain of $1.4 million. The maximum notional value held at one time during the year was $114.6 million. At December 31, 2020, 2019, and 2018, we had no open derivative positions.

App.-A-16

3. FAIR VALUE
We have categorized our financial instruments, based on the degree of subjectivity inherent in the method by which they are valued, into a fair value hierarchy of three levels, as follows:
•Level 1:  Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. government obligations, which are continually priced on a daily basis, active exchange-traded equity securities, and certain short-term securities).
•Level 2:  Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain corporate and municipal bonds and certain preferred stocks). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3:  Inputs that are unobservable. Unobservable inputs reflect our subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).
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

App.-A-17

The composition of the investment portfolio by major security type and our outstanding debt was:

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2020
Fixed maturities:
U.S. government obligations	$12,740.0	$0	$0	$12,740.0	$12,437.9
State and local government obligations	0	3,221.8	0	3,221.8	3,099.4
Corporate debt securities	0	10,185.2	0	10,185.2	9,579.7
Subtotal	12,740.0	13,407.0	0	26,147.0	25,117.0
Asset-backed securities:
Residential mortgage-backed	0	509.5	0	509.5	503.3
Commercial mortgage-backed	0	6,175.1	0	6,175.1	6,042.6
Other asset-backed	0	3,784.6	0	3,784.6	3,745.0
Subtotal asset-backed securities	0	10,469.2	0	10,469.2	10,290.9
Redeemable preferred stocks:
Financials	0	51.6	0	51.6	51.1
Utilities	0	11.7	0	11.7	10.0
Industrials	10.8	120.6	0	131.4	120.1
Subtotal redeemable preferred stocks	10.8	183.9	0	194.7	181.2
Total fixed maturities	12,750.8	24,060.1	0	36,810.9	35,589.1
Short-term investments	4,704.9	513.6	0	5,218.5	5,218.5
Total available-for-sale securities	17,455.7	24,573.7	0	42,029.4	40,807.6
Equity securities:
Nonredeemable preferred stocks:
Financials	117.7	1,212.3	35.0	1,365.0	1,278.6
Utilities	0	41.9	0	41.9	40.0
Industrials	0	24.3	16.7	41.0	40.1
Subtotal nonredeemable preferred stocks	117.7	1,278.5	51.7	1,447.9	1,358.7
Common equities:
Common stocks	4,049.9	0	0	4,049.9	1,184.2
Other risk investments	0	0	3.1	3.1	3.1
Subtotal common equities	4,049.9	0	3.1	4,053.0	1,187.3
Total equity securities	4,167.6	1,278.5	54.8	5,500.9	2,546.0
Total portfolio	$21,623.3	$25,852.2	$54.8	$47,530.3	$43,353.6
Debt	$0	$6,793.5	$0	$6,793.5	$5,396.1
App.-A-18

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2019
Fixed maturities:
U.S. government obligations	$13,251.1	$0	$0	$13,251.1	$13,100.7
State and local government obligations	0	1,713.3	0	1,713.3	1,686.0
Corporate debt securities	0	7,067.7	0	7,067.7	6,860.3
Subtotal	13,251.1	8,781.0	0	22,032.1	21,647.0
Asset-backed securities:
Residential mortgage-backed	0	627.5	0	627.5	625.0
Commercial mortgage-backed	0	5,076.2	0	5,076.2	5,020.7
Other asset-backed	0	5,179.5	0	5,179.5	5,164.7
Subtotal asset-backed securities	0	10,883.2	0	10,883.2	10,810.4
Redeemable preferred stocks:
Financials	0	51.7	0	51.7	51.5
Utilities	0	11.1	0	11.1	10.0
Industrials	11.1	121.1	0	132.2	124.2
Subtotal redeemable preferred stocks	11.1	183.9	0	195.0	185.7
Total fixed maturities	13,262.2	19,848.1	0	33,110.3	32,643.1
Short-term investments	1,797.4	1.4	0	1,798.8	1,798.8
Total fixed maturities and short-term	15,059.6	19,849.5	0	34,909.1	34,441.9
Equity securities:
Nonredeemable preferred stocks:
Financials	77.4	850.7	27.1	955.2	891.3
Utilities	0	42.3	0	42.3	39.9
Industrials	0	25.4	16.0	41.4	40.1
Subtotal nonredeemable preferred stocks	77.4	918.4	43.1	1,038.9	971.3
Common equities:
Common stocks	3,306.0	0	0	3,306.0	1,125.2
Other risk investments	0	0	0.3	0.3	0.3
Subtotal common equities	3,306.0	0	0.3	3,306.3	1,125.5
Total equity securities	3,383.4	918.4	43.4	4,345.2	2,096.8
Total available-for-sale portfolio	$18,443.0	$20,767.9	$43.4	$39,254.3	$36,538.7
Debt	$0	$5,119.6	$0	$5,119.6	$4,407.1
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
At December 31, 2020, vendor-quoted prices represented 76% of our Level 1 classifications (excluding short-term investments), compared to 80% at December 31, 2019. The securities quoted by vendors in Level 1 primarily represent our holdings in U.S. Treasury Notes, which are frequently traded and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on active exchanges.
At both December 31, 2020 and 2019, vendor-quoted prices comprised 99% of our Level 2 classifications
App.-A-19

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
For our corporate debt and preferred stock (redeemable and nonredeemable) portfolios, as well as the notes issued by The Progressive Corporation (see Note 4 – Debt), we review securities by duration, coupon, and credit quality, as well as changes in interest rate and credit spread movements within that stratification. The review also includes recent trades, including: volume traded at various levels that establish a market; issuer specific fundamentals; and industry specific economic news as it comes to light.
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
App.-A-20

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
After all the valuations are received and our review is complete, if the inputs used by vendors are determined to not contain sufficient observable market information, we will reclassify the affected security valuations to Level 3. At December 31, 2020 and 2019, we did not have any securities in our fixed-maturity portfolio listed as Level 3.
At December 31, 2020, we owned four private nonredeemable preferred securities that were priced internally or by a pricing firm, and we held three private nonredeemable preferred securities at December 31, 2019. At December 31, 2020, we held two Level 3 other risk investments that were priced using the cost method, compared to one Level 3 other risk investment at December 31, 2019.
To the extent we receive prices from external sources for the Level 3 securities, we would review those prices for reasonableness using internally developed assumptions and then compare our derived prices to the prices we received. During 2020 or 2019, there were no material assets or liabilities measured at fair value on a nonrecurring basis.
Based on our review, all prices received from external sources remained unadjusted. Due to the relative size of the Level 3 securities’ fair values compared to the total portfolio’s fair value, any changes in pricing methodology would not have a significant change in valuation that would materially impact net or comprehensive income.
The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2020 and 2019:

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2019	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)	Fair Value at Dec. 31, 2020
Equity securities:
Nonredeemable preferred stocks:
Financials	$27.1	$(27.1)	$35.0	$0	$0	$0	$0	$35.0
Industrials	16.0	0	0	0	0	0.7	0	16.7
Common equities:
Other risk investments	0.3	0	2.8	0	0	0	0	3.1
Total Level 3 securities	$43.4	$(27.1)	$37.8	$0	$0	$0.7	$0	$54.8

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2018	Calls/ Maturities/ Paydowns	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)	Fair Value at Dec. 31, 2019
Equity securities:
Nonredeemable preferred stocks:
Financials	$25.1	$0	$2.0	$0	$0	$0	$0	$27.1
Industrials	5.0	0	10.0	0	0	1.0	0	16.0
Common equities:
Other risk investments	0.3	0	0	0	0	0	0	0.3
Total Level 3 securities	$30.4	$0	$12.0	$0	$0	$1.0	$0	$43.4
App.-A-21

The following tables provide a summary of the quantitative information about Level 3 fair value measurements for our applicable securities at December 31:

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2020	Valuation Technique	Unobservable Input	Unobservable Input Assumption
Equity securities:
Nonredeemable preferred stocks:
Financials[1]	$25.0	Internal price	Unadjusted purchase price per share	3.7
Financials[2]	10.0	Internal price	Unadjusted purchase price per share	16.9
Industrials	6.9	Pricing firm	Market Approach (Guideline Public Company Method)	5.4
Industrials	9.8	Pricing firm	Market Approach (Guideline Public Company Method)	4.8
Subtotal Level 3 securities	51.7
Pricing exemption securities	3.1
Total Level 3 securities	$54.8
1 This security was purchased in May 2020.
2 This security was purchased in November 2020.

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2019	Valuation Technique	Unobservable Input	Unobservable Input Assumption
Equity securities:
Nonredeemable preferred stocks:
Financials	$27.1	Pricing firm	Recent transaction price per share	9.0
Industrials	6.0	Pricing firm	Performance-based transaction price adjustment per share	4.8
Industrials[1]	10.0	Internal price	Unadjusted purchase price per share	4.9
Subtotal Level 3 securities	43.1
Pricing exemption securities	0.3
Total Level 3 securities	$43.4
1 The security was purchased in November 2019.

App.-A-22

4.  DEBT
Debt at December 31, consisted of:

	2020		2019
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
3.75% Senior Notes due 2021 (issued: $500.0, August 2011)	$499.8	$510.9	$499.4	$515.6
2.45% Senior Notes due 2027 (issued: $500.0, August 2016)	497.3	541.1	496.9	501.5
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	296.9	409.4	296.6	392.5
4.00% Senior Notes due 2029 (issued: $550.0, October 2018)	545.5	660.4	545.0	614.3
3.20% Senior Notes due 2030 (issued: $500.0, March 2020)	496.1	575.5	0	0
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	396.0	582.0	395.7	552.6
4.35% Senior Notes due 2044 (issued: $350.0, April 2014)	346.7	459.7	346.7	417.0
3.70% Senior Notes due 2045 (issued: $400.0, January 2015)	395.5	481.0	395.4	434.2
4.125% Senior Notes due 2047 (issued: $850.0, April 2017)	841.7	1,113.1	841.6	986.1
4.20% Senior Notes due 2048 (issued: $600.0, March 2018)	590.0	806.7	589.8	705.8
3.95% Senior Notes due 2050 (issued: $500.0, March 2020)	490.6	653.7	0	0
Total	$5,396.1	$6,793.5	$4,407.1	$5,119.6
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
We issued $500 million of 3.20% Senior Notes due 2030 and $500 million of 3.95% Senior Notes due 2050 in March 2020, in an underwritten public offering. The net proceeds from these issuances, after deducting underwriters’ discounts, commissions, and other issuance costs, were approximately $986.3 million in aggregate.
Aggregate required principal payments on debt outstanding at December 31, 2020, were as follows:

(millions)
Year	Payments
2021	$500
2022	0
2023	0
2024	0
2025	0
Thereafter	4,950
Total	$5,450
Prior to certain issuances of our debt securities, we entered into forecasted transactions to hedge against possible rises in interest rates. When the contracts were closed upon the issuance of the applicable debt securities, we recognized the unrealized gains (losses) on these contracts as part of accumulated other comprehensive income (see Note 1 – Reporting and Accounting Policies for further discussion). These unrealized gains (losses) are being amortized as adjustments to interest expense over the life of the related notes. The following table shows the original gain (loss) recognized at debt issuance and the unamortized balance at December 31, 2020, on a pretax basis:

(millions)	Unrealized Gain (Loss) at Debt Issuance	Unamortized Balance at December 31, 2020
3.75% Senior Notes	$(5.1)	$(0.4)
6 5/8% Senior Notes	(4.2)	(2.2)
6.25% Senior Notes	5.1	3.2
4.35% Senior Notes	(1.6)	(1.4)
3.70% Senior Notes	(12.9)	(11.4)
4.125% Senior Notes	(8.0)	(7.5)
We reclassified $1.1 million in 2020, and $1.0 million in 2019 and 2018, of net unrealized losses from accumulated other comprehensive income to interest expense on our closed debt issuance cash flow hedges.
During 2020, we renewed the line of credit with PNC Bank, National Association (PNC), in the maximum principal amount of $250 million. Subject to the terms and conditions of the line of credit documents, advances under the line of credit (if any) will bear interest at a variable rate equal to the higher of PNC’s Prime Rate or the sum of the Federal Funds Open Rate plus 175 basis points. Each advance must be repaid on the 30th day after the advance or, if earlier, on April 30, 2021, the expiration date of the line of credit. Prepayments are permitted without penalty.
App.-A-23

The line of credit is uncommitted and, as such, all advances are subject to PNC’s discretion. We had no borrowings under either line of credit in 2020 or 2019.

5.  INCOME TAXES
The components of our income tax provision for the years ended December 31, were as follows:

(millions)	2020	2019	2018
Current tax provision
Federal	$1,395.7	$1,133.2	$673.1
State	35.6	27.3	21.5
Deferred tax expense (benefit)
Federal	35.8	16.8	(145.9)
State	1.5	3.0	(6.1)
Total income tax provision	$1,468.6	$1,180.3	$542.6

The provision for income taxes in the accompanying consolidated statements of comprehensive income differed from the statutory rate for the years ended December 31, as follows:

(millions)	2020		2019		2018
Income before income taxes	$7,173.2		$5,160.3		$3,163.6
Tax at statutory federal rate	$1,506.4	21%	$1,083.7	21%	$664.4	21%
Tax effect of:
Reversal of prior year tax credits	0	0	163.2	3	0	0
Tax credits[1]	(5.4)	0	(43.9)	(1)	(76.3)	(2)
Stock-based compensation	(22.7)	(1)	(25.9)	(1)	(25.1)	(1)
Tax-deductible dividends	(25.1)	(1)	(14.6)	0	(14.6)	0
Tax-preferenced investment income	(15.2)	0	(14.0)	0	(15.6)	(1)
Nondeductible compensation expense	6.4	0	8.1	0	(0.2)	0
State income taxes, net of federal taxes	29.3	1	24.0	1	12.2	0
Other items, net	(5.1)	0	(0.3)	0	(2.2)	0
Total income tax provision	$1,468.6	20%	$1,180.3	23%	$542.6	17%
1 Includes $0, $38.1 million, and $71.0 million for 2020, 2019, and 2018, respectively, of benefits on investments in federal renewable energy tax credit funds.

In late December 2018, we learned of allegations of potential fraudulent conduct by the sponsor of three tax credit fund investments we made from 2016 through 2018, including information about ongoing federal investigations. Based on our investigations and other information that became available to us, we concluded the sponsor had committed fraud through these tax credit funds and that all the tax credits and other tax benefits related to those investments were not valid. As a result, during 2019, we increased our provision for income taxes by $163.2 million ($252.0 million current income taxes payable, offset by $88.8 million reduction of deferred tax liability), principally reflecting the total reversal of the tax credits and other tax benefits previously recognized from certain renewable energy investments, plus interest. In addition, we paid $100.0 million related to the 2018 tax year, which reduced net taxes payable, and made protective deposits of $152.1 million for tax years 2017 and 2016. During 2020, $48.8 million of this deposit was applied against our 2016 tax liability, including interest. The remaining protective deposit of $103.3 million is included in other assets on our consolidated balance sheets. The principals of the sponsor and various other individuals have pleaded guilty to federal criminal charges relating to the fraudulent tax credit funds.

App.-A-24

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The following table shows the components of the net deferred tax asset (liability) at December 31, 2020 and 2019, respectively.

(millions)	2020	2019
Federal deferred income tax assets:
Unearned premiums reserve	$552.5	$498.2
Non-deductible accruals	238.2	181.8
Loss and loss adjustment expense reserves	170.0	153.3
Operating lease liabilities	37.4	42.3
Investment basis difference	18.6	27.4
Hedges on forecasted transactions	4.1	4.4
Other	25.8	15.3
Federal deferred income tax liabilities:
Net holding period gains on equity securities	(620.5)	(472.2)
Deferred acquisition costs	(259.8)	(221.9)
Net unrealized gains on fixed-maturity securities	(253.4)	(96.5)
Property and equipment	(105.6)	(108.6)
Loss and loss adjustment expense reserve transition adjustment	(39.3)	(47.2)
Operating lease assets	(37.4)	(42.3)
Intangible assets	(27.6)	(38.9)
Prepaid expenses	(5.5)	(4.8)
Other	(7.5)	(8.3)
Net federal deferred income taxes	(310.0)	(118.0)
State deferred income tax assets[1]	11.9	15.2
State deferred income tax liabilities[1]	(4.0)	(1.2)
Total	$(302.1)	$(104.0)
1 Recorded in “other assets” and “accounts payable, accrued expenses, and other liabilities,” respectively, on the consolidated balance sheets; the prior year amounts were reclassified into these line items from “net federal deferred income taxes” to conform to the current year presentation.

Although realization of the deferred tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2020 or 2019.
At December 31, 2020 and 2019, we had $163.5 million and $224.0 million, respectively, of net taxes payable (included in other liabilities on our consolidated balance sheets). Net taxes payable included the impact from the reversal of the tax credit benefits for 2017 and 2016.
The Progressive Corporation and its subsidiaries file a consolidated federal income tax return. Effective April 2018, we acquired additional shares of ARX Holding Corp. (“ARX”) to increase our ownership above 80%. As a result, ARX and its subsidiaries were first included in The Progressive Corporation consolidated federal income tax return for the period from April 2018 to December 31, 2018. ARX filed a final consolidated federal income tax return with its subsidiaries for the period from January to March 2018.
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
All federal income tax years prior to 2017 are closed to examination for The Progressive Corporation. The IRS CAP exams for 2017 and 2018 for The Progressive Corporation have been completed and the returns were accepted as filed. We consider these years to be effectively settled (other than with respect to equity investments in pass-through entities). The 2019 and 2020 tax years remain open to examination.
For the tax year ended March 2018, and for 2017 and prior years, ARX and its eligible subsidiaries filed their own consolidated federal income tax returns. All tax years prior
App.-A-25

to 2017 are closed and the 2017 and short 2018 tax years remain open to examination.
The statute of limitations for state income tax purposes generally remains open for three to four years from the return filing date, depending upon the jurisdiction. There has been no significant state income tax audit activity.
We recognize interest and penalties, if any, as a component of income tax expense. For the years ended December 31, 2020, 2019, and 2018, $0, $9.9 million, and $0, respectively, of interest and penalties expense has been recorded in the tax provision. We have not recorded any unrecognized tax benefits, or any related interest and penalties, as of December 31, 2020 and 2019.
6.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
We write personal and commercial auto insurance, residential property insurance, and other specialty property-casualty insurance and related services throughout the United States. As a property-casualty insurance company, we are exposed to hurricanes or other catastrophes. We are unable to predict the frequency or severity of any such events that may occur in the near term or thereafter. To help mitigate this risk in our Property business, we currently maintain excess of loss reinsurance coverage, both on an aggregate and a per occurrence basis, and had aggregate stop-loss reinsurance coverage covering accident years 2017 to 2019.
As we are primarily an insurer of motor vehicles and residential property, we have limited exposure to environmental, asbestos, and general liability claims. We have established reserves for such exposures, which represent about 0.1% of our total loss and loss adjustment expense reserves. We believe these reserves to be adequate based on information currently known. These claims are not expected to have a material effect on our liquidity, financial condition, cash flows, or results of operations.
Loss and Loss Adjustment Expense Reserves
Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. For our Personal and Commercial Lines vehicle businesses, which represent about 94% of our total carried reserves, we establish loss and LAE reserves after completing reviews at a disaggregated level of grouping. Progressive’s actuarial staff reviews over 400 subsets of business data, which are at a combined state, product, and line coverage level, to calculate the needed loss and LAE reserves. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per earned car year), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of loss adjustment expense costs.
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
App.-A-26

Activity in the loss and LAE reserves is summarized as follows:

(millions)	2020	2019	2018
Balance at January 1	$18,105.4	$15,400.8	$13,086.9
Less reinsurance recoverables on unpaid losses	3,212.2	2,572.7	2,170.1
Net balance at January 1	14,893.2	12,828.1	10,916.8
Incurred related to:
Current year	24,926.5	25,238.2	21,632.5
Prior years	195.3	232.3	88.5
Total incurred	25,121.8	25,470.5	21,721.0
Paid related to:
Current year	15,584.4	16,105.0	13,792.1
Prior years	7,963.0	7,300.4	6,017.6
Total paid	23,547.4	23,405.4	19,809.7
Net balance at December 31	16,467.6	14,893.2	12,828.1
Plus reinsurance recoverables on unpaid losses	3,798.2	3,212.2	2,572.7
Balance at December 31	$20,265.8	$18,105.4	$15,400.8

We experienced unfavorable reserve development of $195.3 million, $232.3 million, and $88.5 million in 2020, 2019, and 2018, respectively, which is reflected as “Incurred related to prior years” in the table above.

2020
•Approximately $59 million of the unfavorable prior year reserve development was attributable to accident year 2019, $107 million to accident year 2018, and the remainder to 2017 and prior accident years.
•Our personal auto products incurred about $136 million of unfavorable loss and LAE reserve development, with the Agency and Direct auto businesses each contributing about half, primarily attributable to higher than anticipated frequency of reopened personal injury protection (PIP) claims, primarily in Florida, updated estimates of our per claim settlement costs, and late reported losses occurring toward the end of 2019 but not reported until 2020, which was partially offset by higher than anticipated salvage and subrogation recoveries.
•Our Commercial Lines business experienced about $98 million of unfavorable development, primarily due to increased injury severity and the emergence of large injury claims at rates higher than originally anticipated.
•Our special lines and Property businesses experienced about $25 million and $14 million, respectively, of favorable development driven by favorable case development across all products, as severity was lower than expected.

2019
•Approximately $131 million of the unfavorable prior year reserve development was attributable to accident year 2018, $73 million to accident year 2017, and the remainder to 2016 and prior accident years.
•Our personal auto products incurred about $121 million of unfavorable loss and LAE reserve development, with the Agency and Direct auto businesses each contributing about half, primarily reflecting increased injury severity, a higher than anticipated frequency of reopened PIP claims, primarily in Florida, and late reported losses occurring late 2018 but not reported until 2019.
•Our Commercial Lines business experienced about $83 million of unfavorable development, primarily due to increased injury severity and more emergence of large injury claims than originally anticipated.
•Our special lines business experienced about $14 million of unfavorable development, primarily due to less salvage and subrogation recoveries than originally anticipated and increased severity of late reported claims.
•Our Property businesses experienced about $12 million of unfavorable development, primarily due to higher than originally anticipated homeowner and dwelling costs and fire liability costs.

2018
•Approximately $99 million of unfavorable prior year reserve development was attributable to accident years 2017 and 2016. This unfavorable development was offset by about $10 million of favorable development attributable to accident year 2015 and prior accident years.
•Our personal auto products incurred almost $85 million of unfavorable loss and LAE reserve development, with approximately 70% attributable to the Agency business and 30% attributable to the Direct business, primarily reflecting unfavorable development from reopened Florida PIP claims.
App.-A-27

•Our special lines and Property businesses experienced about $5 million and $3 million of unfavorable development, respectively, while our commercial auto products had about $4 million of favorable reserve development.

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
Only 2020 is audited; all prior years are considered required supplementary information and, therefore, are unaudited. Expected development on our case reserves is excluded from the IBNR reserves on our vehicle businesses, as discussed above. For the Property business, the IBNR reserves include expected case development based on the methodology used in establishing the case reserves for that segment. The cumulative number of incurred claims are based on accident coverages (e.g., bodily injury, collision, comprehensive, personal injury protection, property damage) related to opened claims. Coverage counts related to claims closed without payment are excluded from the cumulative number of incurred claims.

Personal Lines - Agency - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2020
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020
2016	$4,082.9	$4,130.0	$4,152.0	$4,177.3	$4,137.8	$0	740,535
2017		4,474.8	4,485.8	4,511.1	4,546.4	72.3	779,303
2018			5,141.8	5,182.1	5,192.7	100.0	856,108
2019				5,885.0	5,886.9	264.3	913,063
2020					5,433.8	926.8	750,654
				Total	$25,197.6
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020
2016	$1,941.6	$3,231.5	$3,723.1	$3,969.5	$4,062.5
2017		2,074.0	3,478.5	4,048.5	4,285.5
2018			2,378.0	4,028.7	4,635.0
2019				2,715.2	4,533.2
2020					2,383.0
				Total	$19,899.2
	All outstanding liabilities before 2016, net of reinsurance[1]				80.3
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$5,378.7
1 Required supplementary information (unaudited)
App.-A-28

Personal Lines - Agency - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2020
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020
2016	$2,423.4	$2,398.9	$2,401.8	$2,400.1	$2,402.8	$0	1,399,156
2017		2,635.5	2,638.5	2,643.5	2,640.6	(4.0)	1,514,873
2018			2,819.0	2,822.6	2,821.7	(3.4)	1,694,997
2019				3,277.9	3,254.7	(13.4)	1,876,942
2020					3,328.5	(183.4)	1,768,482
				Total	$14,448.3
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020
2016	$2,391.0	$2,406.9	$2,402.1	$2,402.2	$2,401.8
2017		2,599.8	2,643.2	2,640.9	2,640.8
2018			2,769.1	2,827.4	2,819.9
2019				3,242.5	3,259.2
2020					3,250.1
				Total	$14,371.8
	All outstanding liabilities before 2016, net of reinsurance[1]				5.9
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$82.4
1 Required supplementary information (unaudited)

Personal Lines - Direct - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2020
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020
2016	$3,819.0	$3,843.9	$3,871.2	$3,897.8	$3,866.1	$0	735,791
2017		4,209.5	4,209.9	4,229.3	4,254.4	61.3	772,986
2018			4,904.8	4,980.9	5,003.2	88.0	870,978
2019				5,756.5	5,811.7	243.5	954,209
2020					5,356.9	901.1	786,809
				Total	$24,292.3
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020
2016	$1,780.6	$2,991.1	$3,476.9	$3,714.6	$3,799.1
2017		1,912.6	3,255.2	3,808.3	4,035.6
2018			2,235.1	3,863.5	4,481.7
2019				2,630.3	4,452.5
2020					2,301.3
				Total	$19,070.2
	All outstanding liabilities before 2016, net of reinsurance[1]				55.2
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$5,277.3
1 Required supplementary information (unaudited)
App.-A-29

Personal Lines - Direct - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2020
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020
2016	$2,521.0	$2,475.4	$2,477.7	$2,475.6	$2,478.5	$0	1,676,396
2017		2,750.6	2,743.7	2,749.0	2,745.6	(5.1)	1,791,582
2018			3,202.3	3,181.9	3,182.0	(5.1)	2,069,684
2019				3,787.9	3,737.8	(22.7)	2,269,857
2020					3,775.6	(264.5)	2,137,810
				Total	$15,919.5
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020
2016	$2,505.0	$2,485.8	$2,479.3	$2,478.5	$2,477.8
2017		2,742.1	2,753.5	2,748.4	2,747.6
2018			3,170.0	3,193.8	3,183.0
2019				3,782.6	3,751.3
2020					3,720.0
				Total	$15,879.7
	All outstanding liabilities before 2016, net of reinsurance[1]				0.8
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$40.6
1 Required supplementary information (unaudited)

Commercial Lines - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2020
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020
2016	$1,185.8	$1,204.8	$1,231.1	$1,238.9	$1,224.9	$0	92,688
2017		1,374.1	1,366.6	1,393.3	1,374.6	18.3	97,448
2018			1,700.8	1,736.5	1,789.7	41.5	111,767
2019				2,103.1	2,175.6	116.3	126,959
2020					2,161.8	369.8	105,900
				Total	$8,726.6
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020
2016	$298.6	$639.9	$886.0	$1,073.3	$1,153.4
2017		325.8	712.9	1,027.3	1,183.6
2018			382.7	913.4	1,290.5
2019				455.4	1,120.1
2020					427.6
				Total	$5,175.2
	All outstanding liabilities before 2016, net of reinsurance[1]				34.9
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$3,586.3
1 Required supplementary information (unaudited)
App.-A-30

Commercial Lines - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2020
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020
2016	$379.6	$379.8	$378.2	$377.8	$378.1	$0	74,199
2017		415.4	412.1	411.0	409.9	(0.9)	77,170
2018			475.0	478.2	476.6	(1.4)	82,134
2019				577.8	574.2	(3.3)	88,897
2020					575.2	(14.1)	87,333
				Total	$2,414.0
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020
2016	$336.7	$376.9	$376.8	$377.5	$377.6
2017		369.0	409.4	409.2	409.4
2018			426.0	475.1	475.3
2019				516.9	571.5
2020					497.9
				Total	$2,331.7
	All outstanding liabilities before 2016, net of reinsurance[1]				0.4
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$82.7
1 Required supplementary information (unaudited)

Property Business
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2020
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020
2016	$568.6	$541.2	$537.1	$536.5	$535.5	$2.4	53,693
2017		672.8	680.9	683.4	681.3	1.3	74,140
2018			839.0	845.2	845.4	18.2	63,722
2019				971.7	965.2	11.7	72,396
2020					1,223.5	252.4	80,820
				Total	$4,250.9
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020
2016	$415.2	$498.2	$516.9	$526.4	$530.8
2017		506.7	647.1	670.1	675.0
2018			595.9	781.2	812.6
2019				708.0	930.4
2020					832.5
				Total	$3,781.3
	All outstanding liabilities before 2016, net of reinsurance[1]				5.1
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$474.7
1 Required supplementary information (unaudited)
App.-A-31

The following table reconciles the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses:

(millions)	2020	2019
Net outstanding liabilities
Personal Lines
Agency, Liability	$5,378.7	$5,117.4
Agency, Physical Damage	82.4	32.4
Direct, Liability	5,277.3	4,936.8
Direct, Physical Damage	40.6	(7.7)
Commercial Lines
Liability	3,586.3	3,080.8
Physical Damage	82.7	66.6
Property	474.7	357.2
Other business	66.7	30.8
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	14,989.4	13,614.3
Reinsurance recoverable on unpaid claims
Personal Lines
Agency, Liability	959.6	930.7
Agency, Physical Damage	0	0
Direct, Liability	1,475.8	1,314.1
Direct, Physical Damage	0	0
Commercial Lines
Liability	758.5	482.6
Physical Damage	(0.3)	0.5
Property	226.9	184.1
Other business	358.6	288.1
Total reinsurance recoverable on unpaid claims	3,779.1	3,200.1
Unallocated claims adjustment expense related to:
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	1,478.2	1,278.9
Reinsurance recoverable on unpaid claims	19.1	12.1
Total gross liability for unpaid claims and claim adjustment expense	$20,265.8	$18,105.4
The following table shows the average historical claims duration as of December 31, 2020:

(Required Supplementary Information - Unaudited)
Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance	Years
	1	2	3	4	5
Personal Lines
Agency, Liability	45.6%	31.2%	12.0%	5.6%	2.2%
Agency, Physical Damage	98.6	1.2	(0.2)	0	0
Direct, Liability	44.7	31.7	12.6	5.7	2.2
Direct, Physical Damage	100.0	(0.1)	(0.3)	0	0
Commercial Lines
Liability	21.7	29.3	21.4	13.2	6.5
Physical Damage	88.9	10.0	0	0.1	0
Property	71.9	20.8	3.5	1.2	0.8

App.-A-32

7.  REINSURANCE
The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

	2020		2019		2018
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$41,736.4	$40,687.7	$39,222.0	$37,519.7	$33,753.1	$31,970.2
Ceded premiums:
Regulated	(648.2)	(686.5)	(711.1)	(670.8)	(596.4)	(557.5)
Non-Regulated	(519.5)	(739.6)	(933.0)	(656.5)	(546.8)	(479.4)
Total ceded premiums	(1,167.7)	(1,426.1)	(1,644.1)	(1,327.3)	(1,143.2)	(1,036.9)
Net premiums	$40,568.7	$39,261.6	$37,577.9	$36,192.4	$32,609.9	$30,933.3
Regulated refers to federal or state run plans and primarily include the following:
•Federal reinsurance plan
◦National Flood Insurance Program (NFIP)
•State-provided reinsurance facilities
◦Michigan Catastrophic Claims Association (MCCA)
◦North Carolina Reinsurance Facility (NCRF)
◦Florida Hurricane Catastrophe Fund (FHCF)
•State-mandated involuntary plans
◦Commercial Automobile Insurance Procedures/Plans (CAIP)

Non-Regulated represents voluntary external reinsurance contracts entered into by the company. These include amounts ceded on our Commercial Lines business primarily related to transportation network company (TNC) business under quota-share reinsurance agreements and amounts ceded on our Property business under catastrophic occurrence excess of loss, aggregate excess of loss, beginning January 1, 2020, and, for accident years 2017-2019, aggregate stop-loss reinsurance agreements.

At December 31, 2020, we wrote TNC business in 20 states and the District of Columbia, compared to 17 states and 4 states at year-end 2019 and 2018, respectively. While expanding our footprint in the TNC business increased our ceded written premium in 2019, during 2020 the impact of this expansion was mitigated by a significant decrease in vehicle miles driven, which was attributable to COVID-19 restrictions. Premiums written on TNC policies are estimated based on projections of miles driven during the policy term, and such estimates are revised monthly based on actual miles driven and revised estimates of miles driven for the remaining policy term. The increase in ceded earned premiums in both 2020 and 2019 reflects the growth in the TNC business.
Our reinsurance recoverables and prepaid reinsurance premiums were comprised of the following at December 31:

	Reinsurance Recoverables				Prepaid Reinsurance Premiums
($ in millions)	2020		2019		2020		2019
Regulated:
MCCA	$2,428.8	60%	$2,247.1	67%	$33.3	9%	$71.8	12%
CAIP	397.8	10	332.4	10	84.7	23	93.8	15
NCRF	88.6	2	84.4	2	41.9	11	33.8	5
FHCF	54.8	1	86.0	3	0	0	0	0
NFIP	24.2	1	11.6	0	60.7	17	58.7	9
Other	3.2	0	3.1	0	1.3	0	1.0	0
Total Regulated	2,997.4	74	2,764.6	82	221.9	60	259.1	41
Non-Regulated:
Commercial Lines	753.2	19	459.5	14	134.5	37	352.9	56
Property	261.7	7	146.8	4	11.7	3	14.5	3
Other	7.1	0	8.0	0	0	0	0	0
Total Non-Regulated	1,022.0	26	614.3	18	146.2	40	367.4	59
Total	$4,019.4	100%	$3,378.9	100%	$368.1	100%	$626.5	100%

The increase in our reinsurance recoverables on our Commercial Lines business primarily reflects the growth in the TNC business, while the decrease in the prepaid reinsurance premiums is due to the reduction of premiums written due to the COVID-19 restrictions as discussed above.
App.-A-33

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
We routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counter parties to our reinsurance recoverables to determine if an allowance for credit losses should be established. For at-risk uncollateralized recoverable balances, we evaluate a number of reinsurer specific factors, including reinsurer credit quality rating, credit rating outlook, historical experience, reinsurer surplus, recoverable duration, and collateralization composition in respect to our net exposure (i.e., the reinsurance recoverable amount less premiums payable to the reinsurer, where the right to offset exists). At December 31, 2020, the allowance for credit losses related to these contracts was not material to our financial condition or results of operations.

8.  STATUTORY FINANCIAL INFORMATION
Consolidated statutory surplus was $15,194.6 million and $13,671.1 million at December 31, 2020 and 2019, respectively. Statutory net income was $4,911.4 million, $3,489.7 million, and $2,643.0 million for the years ended December 31, 2020, 2019, and 2018, respectively.
At December 31, 2020, $1,142.0 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.
During 2020, the insurance subsidiaries paid aggregate cash dividends of $4,096.5 million to their parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $4,612.6 million in 2021 without prior approval from regulatory authorities, provided the dividend payments are not made within 12 months of previous dividends paid by the applicable subsidiary.

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
Progressive’s common stock fund is an employee stock ownership program (ESOP) within the 401(k) Plan. At December 31, 2020, the ESOP held 21.5 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash, at the election of the participant, and the related tax benefit is recorded as part of our tax provision. Matching contributions to these plans for the years ended December 31, 2020, 2019, and 2018 were $131.2 million, $120.8 million, and $106.8 million, respectively.
Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements, and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $24.1 million and $22.2 million at December 31, 2020 and 2019, respectively.
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

App.-A-34

The amounts charged to expense for incentive compensation plans for the years ended December 31, were:

	2020		2019		2018
(millions)	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Non-equity incentive plans – cash	$688.8	$544.2	$598.4	$472.7	$539.5	$426.2
Equity incentive plans:
Equity awards	89.4	70.6	90.1	71.2	76.2	60.2
Liability awards[1]	0	0	0.1	0.1	1.0	0.8
1Relates to stock options granted to key employees of ARX, which were exercised in 2020. See Note 15 – Redeemable Noncontrolling Interest for further discussion.
Under Progressive’s 2015 Equity Incentive Plan, which provides for the granting of equity-based compensation to officers and other key employees, 17.0 million shares, in the aggregate, were authorized for issuance.
The restricted equity awards are issued as either time-based or performance-based awards. Generally, equity awards are expensed pro rata over their respective vesting periods, based on the market value of the awards at the time of grant, with accelerated expense for participants who reach qualified retirement provisions. The time-based awards vest in equal installments upon the lapse of specified periods of time, typically three, four, and five years, subject to the retirement provisions of the applicable award agreements.
Performance-based awards that contain variable vesting criteria are expensed based on management’s expectation of the percentage of the award, if any, that will ultimately vest. These estimates can change periodically throughout the measurement period. Vesting of performance-based awards is contingent upon the achievement of pre-determined performance goals within specified time periods.
The performance-based awards were granted to executives and other senior managers in 2020, in addition to their time-based awards, to provide additional incentive to achieve pre-established profitability and growth targets or relative investment performance. The targets for the performance-based awards, as well as the number of units that ultimately may vest, vary by grant.
The details of the performance-based equity awards that were outstanding at December 31, 2020, are as follows:

Performance Measurement	Year(s) of Grant	Vesting range (as a percentage of target)
Growth of our personal auto and commercial auto businesses and homeowners multi-peril business, each compared to its respective market	2018-2020	0-250%
Investment results relative to peer group	2018-2020	0-200%
All restricted equity awards are settled at or after vesting in Progressive common shares from existing treasury shares on a one-to-one basis.

App.-A-35

A summary of all employee restricted equity award activity during the years ended December 31, follows:

	2020		2019		2018
Restricted Equity Awards	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value
Beginning of year	3,879,077	$48.28	4,856,356	$38.56	5,858,848	$30.47
Add (deduct):
Granted[2]	1,629,534	55.28	1,835,145	49.61	1,876,109	45.55
Vested	(1,861,442)	36.19	(2,691,337)	31.85	(2,811,070)	26.41
Forfeited	(76,898)	52.79	(121,087)	43.98	(67,531)	36.10
End of year[3,4]	3,570,271	$57.68	3,879,077	$48.28	4,856,356	$38.56
1 Includes restricted stock units. All performance-based awards are included at their target amounts.
2 We reinvest dividend equivalents on restricted stock units. For 2020, 2019, and 2018, the number of units “granted” shown in the table above includes 144,389, 210,159, and 144,688 of dividend equivalent units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair value of the original grant.
3 At December 31, 2020, the number of shares included 707,293 performance-based units at their target amounts. We expect 1,658,308 units to vest based upon our current estimates of the likelihood of achieving the pre-determined performance goals applicable to each award.
4 At December 31, 2020, the total unrecognized compensation cost related to unvested equity awards was $102.1 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into the consolidated statements of comprehensive income over the weighted average vesting period of 2.3 years.
The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2020, 2019, and 2018, was $148.9 million, $191.6 million, and $162.7 million, respectively, based on the actual stock price on the applicable vesting date.
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
A summary of all directors’ restricted stock activity during the years ended December 31, follows:

	2020		2019		2018
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	38,451	$73.43	41,706	$62.23	53,284	$40.54
Add (deduct):
Granted	39,403	74.77	38,451	73.43	41,706	62.23
Vested	(38,451)	73.43	(41,706)	62.23	(53,284)	40.54
End of year[1]	39,403	$74.77	38,451	$73.43	41,706	$62.23
1 At December 31, 2020, 2019, and 2018, the remaining unrecognized compensation cost related to restricted stock awards was $0.9 million, $0.8 million, and $0.9 million, respectively.
The aggregate fair value of the restricted stock vested during the years ended December 31, 2020, 2019, and 2018, was $3.0 million, $3.0 million, and $3.2 million, respectively, based on the actual stock price at time of vesting.
App.-A-36

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
An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan. The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2020	2019
Progressive common shares[1]	$134.2	$121.6
Other investment funds[2]	167.2	151.2
Total	$301.4	$272.8
1 Included 2.8 million and 3.2 million common shares as of December 31, 2020 and 2019, respectively, to be distributed in common shares, and are reported at grant date fair value.
2 Amount is included in other assets on the consolidated balance sheets.

10.  SEGMENT INFORMATION
We write personal and commercial auto insurance, personal residential and commercial property insurance, general liability insurance, and other specialty property-casualty insurance and related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles (our special lines products). The Personal Lines segment is comprised of both the Agency and Direct businesses. The Agency business includes business written by our network of more than 40,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (including other insurance companies, financial institutions, and national agencies). The Direct business includes business written directly by us online, by phone, or on mobile devices. We operate our Personal Lines businesses throughout the United States.
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
Our service businesses provide insurance-related services, including processing CAIP business and serving as an agent for homeowners, general liability, and workers’ compensation insurance, among other products, through programs in our direct Personal Lines and Commercial Lines businesses.
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
Assets and income taxes are not allocated to operating segments, as such allocation would be impractical. Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We do not separately identify depreciation expense by segment. Companywide depreciation expense was $274.9 million in 2020, $239.8 million in 2019, and $190.4 million in 2018. The accounting policies of the operating segments are the same as those described in Note 1 – Reporting and Accounting Policies.
App.-A-37

Following are the operating results for the years ended December 31:

	2020		2019		2018
(millions)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)
Personal Lines
Agency	$15,789.5	$2,236.5	$14,904.1	$1,673.2	$13,017.2	$1,435.7
Direct	16,830.6	2,076.5	15,305.9	1,181.4	13,017.5	1,088.5
Total Personal Lines[1]	32,620.1	4,313.0	30,210.0	2,854.6	26,034.7	2,524.2
Commercial Lines	4,875.8	634.8	4,427.6	458.8	3,610.9	478.6
Property[2]	1,765.7	(125.1)	1,554.8	(26.1)	1,287.7	(88.7)
Other indemnity	0	0	0	0	0	0.9
Total underwriting operations	39,261.6	4,822.7	36,192.4	3,287.3	30,933.3	2,915.0
Fees and other revenues[3]	603.5	NA	563.7	NA	472.2	NA
Service businesses	226.4	20.9	195.0	16.1	158.5	24.4
Investments[4]	2,566.6	2,546.6	2,071.2	2,046.6	415.0	390.7
Interest expense	NA	(217.0)	NA	(189.7)	NA	(166.5)
Consolidated total	$42,658.1	$7,173.2	$39,022.3	$5,160.3	$31,979.0	$3,163.6
NA = Not applicable
1 Personal auto insurance accounted for 94% of the total Personal Lines segment net premiums earned in 2020, 2019, and 2018; insurance for our special lines products (e.g., motorcycles, ATVs, RVs, watercraft, and snowmobiles) accounted for the balance of the Personal Lines net premiums earned.
2 During 2020, 2019, and 2018, pretax profit (loss) includes $56.9 million, $66.3 million, and $72.0 million, respectively, of amortization expense predominately associated with intangible assets. See Note 16 - Goodwill and Intangible Assets for further discussion.
3 Pretax profit (loss) for fees and other revenues is allocated to operating segments.
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

	2020		2019		2018
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines
Agency	14.2%	85.8	11.2%	88.8	11.0%	89.0
Direct	12.3	87.7	7.7	92.3	8.4	91.6
Total Personal Lines	13.2	86.8	9.5	90.5	9.7	90.3
Commercial Lines	13.0	87.0	10.4	89.6	13.3	86.7
Property[1]	(7.1)	107.1	(1.7)	101.7	(6.9)	106.9
Total underwriting operations	12.3	87.7	9.1	90.9	9.4	90.6
1 Included in 2020, 2019, and 2018, are 3.2 points, 4.3 points, and 5.6 points, respectively, of amortization expense predominately associated with the acquisition of a controlling interest in ARX.
App.-A-38

11.  OTHER COMPREHENSIVE INCOME (LOSS)
The components of other comprehensive income (loss), including reclassification adjustments by income statement line item, for the years ended December 31, were as follows:

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	(Income) loss attributable to NCI
Balance at December 31, 2019	$435.7	$(94.0)	$341.7	$360.8	$(16.4)	$(2.7)
Reclassification of disproportionate amounts[1]	3.4	(0.7)	2.7	0	0	2.7
Adjusted balance at December 31, 2019	439.1	(94.7)	344.4	360.8	(16.4)	0
Other comprehensive income (loss) before reclassifications:
Investment securities	1,557.2	(306.1)	1,251.1	1,251.1	0	0
Loss attributable to noncontrolling interest (NCI)	0	0	0	0	0	0
Total other comprehensive income (loss) before reclassifications	1,557.2	(306.1)	1,251.1	1,251.1	0	0
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net realized gains (losses) on securities	810.0	(145.4)	664.6	664.6	0	0
Interest expense	(1.1)	0.3	(0.8)	0	(0.8)	0
Total reclassification adjustment for amounts realized in net income	808.9	(145.1)	663.8	664.6	(0.8)	0
Total other comprehensive income (loss)	748.3	(161.0)	587.3	586.5	0.8	0
Balance at December 31, 2020	$1,187.4	$(255.7)	$931.7	$947.3	$(15.6)	$0
1Adjustment to reflect the change in value on (income) loss attributable to NCI in conjunction with the purchase transaction (See Note 15 - Redeemable Noncontrolling Interest for additional information).

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	(Income) loss attributable to NCI
Balance at December 31, 2018	$(153.0)	$32.1	$(120.9)	$(105.6)	$(17.2)	$1.9
Other comprehensive income (loss) before reclassifications:
Investment securities	825.8	(174.9)	650.9	650.9	0	0
Loss attributable to noncontrolling interest (NCI)	(5.9)	1.3	(4.6)	0	0	(4.6)
Total other comprehensive income (loss) before reclassifications	819.9	(173.6)	646.3	650.9	0	(4.6)
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net realized gains (losses) on securities	232.2	(47.7)	184.5	184.5	0	0
Interest expense	(1.0)	0.2	(0.8)	0	(0.8)	0
Total reclassification adjustment for amounts realized in net income	231.2	(47.5)	183.7	184.5	(0.8)	0
Total other comprehensive income (loss)	588.7	(126.1)	462.6	466.4	0.8	(4.6)
Balance at December 31, 2019	$435.7	$(94.0)	$341.7	$360.8	$(16.4)	$(2.7)

App.-A-39

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	(Income) loss attributable to NCI
Balance at December 31, 2017	$1,977.8	$(695.6)	$1,282.2	$1,295.0	$(14.8)	$2.0
Cumulative effect adjustment[1]	(2,006.0)	705.8	(1,300.2)	(1,300.2)	0	0
Reclassification of disproportionate amounts[2]	(4.3)	(3.4)	(7.7)	(1.1)	(3.2)	(3.4)
Adjusted balance at December 31, 2017	(32.5)	6.8	(25.7)	(6.3)	(18.0)	(1.4)
Other comprehensive income (loss) before reclassifications:
Investment securities	(224.1)	47.0	(177.1)	(177.1)	0	0
Loss attributable to noncontrolling interest (NCI)	4.3	(1.0)	3.3	0	0	3.3
Total other comprehensive income (loss) before reclassifications	(219.8)	46.0	(173.8)	(177.1)	0	3.3
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net realized gains (losses) on securities	(98.3)	20.5	(77.8)	(77.8)	0	0
Interest expense	(1.0)	0.2	(0.8)	0	(0.8)	0
Total reclassification adjustment for amounts realized in net income	(99.3)	20.7	(78.6)	(77.8)	(0.8)	0
Total other comprehensive income (loss)	(120.5)	25.3	(95.2)	(99.3)	0.8	3.3
Total at December 31, 2018	$(153.0)	$32.1	$(120.9)	$(105.6)	$(17.2)	$1.9
1Reflects the fair value changes on equity securities as of December 31, 2017, which are reported as realized gains (losses) under the new accounting guidance. See Note 1 - Reporting and Accounting Policies for additional information.
2Reflects the effect of the change in U.S. federal tax rate on our available-for-sale fixed-maturity securities and our hedges on forecasted transactions as of December 31, 2017 (see Note 1 - Reporting and Accounting Policies for additional information) and the adjustment to reflect the change in value on (income) loss attributable to NCI in conjunction with the “put” transaction (see Note 15 - Redeemable Noncontrolling Interest for additional information).

In an effort to manage interest rate risk, we may enter into forecasted transactions on Progressive’s debt issuances. We expect to reclassify $0.9 million (pretax) into interest expense during the next 12 months, related to net unrealized losses on forecasted transactions (see Note 4 – Debt for further discussion).

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
App.-A-40

contingencies, but we evaluate these contingencies on an ongoing basis to determine whether the likelihood of a loss has increased.
Each year, certain of our pending litigation matters are brought to conclusion. For cases that have settled, but for which settlement is not complete, an accrual is established at our best estimate of the loss exposure. We regularly review these and other accruals to ensure they are adequate.
Settlements that are complete are fully reflected in our financial statements. The amounts accrued and/or paid for settlements during the periods presented were not material to our consolidated financial condition, cash flows, or results of operations.
The pending lawsuits summarized below are in various stages of development, and the outcomes are uncertain or, if probable and estimable, are accrued and immaterial as of December 31, 2020. At period end, except to the extent an immaterial accrual has been established, we do not consider the losses from these pending cases to be both probable and estimable, and we are unable to estimate a range of loss at this time. It is not possible to determine loss exposure for a number of reasons, including, without limitation, one or more of the following: liability appears to be remote; putative class action lawsuits generally pose immaterial exposure until a class is actually certified, which, historically, has not been granted by courts in the vast majority of our cases in which class certification has been sought; even certified class action lawsuits are subject to decertification, denial of liability and/or appeal; class definitions are often indefinite and preclude detailed exposure analysis; and complaints rarely state an amount sought as relief, and when such amount is stated, it often is a function of pleading requirements and may be unrelated to the potential exposure.
We plan to contest these suits vigorously, but may pursue settlement negotiations in some cases, as we deem appropriate. In the event that any one or more of these cases results in a substantial judgment against us, or settlement by us, or if our accruals (if any) prove to be inadequate, the resulting liability could have a material adverse effect on our consolidated financial condition, cash flows, and/or results of operations. Based on information currently known, we do not believe that the outcome of any pending cases described below will have a material impact on our consolidated financial condition, cash flows, and/or results of operations.
At December 31, 2020, pending lawsuits as described above that challenge certain of the operations of our subsidiaries included:

Lawsuits seeking class/collective action status:
•alleging we sell or charge insureds for illusory coverage or coverage lower than amounts allowed by law for PIP coverage and pay related claims at levels lower than allowed by law.
•challenging how physical damage claims are handled, adjusted, and ultimately paid, including how we value total loss claims, the payment of fees and taxes associated with total losses, and the payment of diminution damages.
•challenging our practices in Florida of adjusting PIP claims.
•challenging our use of used original equipment manufacturer parts in the repair of a leased vehicle.
•challenging our adjustment of medical bills submitted by insureds or medical providers in medical claims.
•challenging our payment and reimbursement practices to Medicare Advantage Plans on first party medical, PIP, and bodily injury claims.
•challenging our acceptance of uninsured motorist rejection.
•alleging we sell illusory underinsured motorist coverage.
•alleging we wrongfully withheld payments owed to insureds under uninsured/underinsured motorist coverage.
•alleging that we wrongly pursue subrogation of medical payments paid directly to providers and not to insureds.
•alleging that we must pay an insured the pre-loss actual cash value of a totaled vehicle in addition to the value of the salvage vehicle if we take ownership of the salvage vehicle.
•alleging that we improperly calculate basic economic loss as it relates to wage loss coverage.
•alleging that we violated the Telephone Consumer Protection Act.
•alleging that we provided an insufficient amount of premium relief to Illinois insureds in response to the COVID-19 pandemic.
•challenging certain of our pay practices and overtime payment practices.
•alleging that we fail to pay overtime to certain employees who we classify as exempt from overtime pay requirements.

Lawsuits certified or conditionally certified as class/collective actions:
•alleging we improperly sell secondary PIP coverage to Medicare and Medicaid beneficiaries in New Jersey.
•challenging how we value total loss claims in Florida and Louisiana.
•challenging the payment of fees and taxes associated with total losses in Florida.

App.-A-41

13.  LEASES
Included in our consolidated balance sheets are certain operating leases for office space, computer equipment, and vehicles that are reported as a component of other assets and accounts payable, accrued expenses, and other liabilities.
The leased assets represent our right to use an underlying asset for the lease term and the lease liabilities represent our obligation to make lease payments arising from the lease. An incremental borrowing rate is used to calculate the present value of the remaining lease payments.
Each contract is reviewed at inception to determine if it contains a lease and whether the lease qualifies as an operating or financing lease. We do not have material financing leases.
Operating leases are expensed on a straight-line basis over the term of the lease. In determining the lease term, we consider the probability of exercising renewal options. We elected to account for leases with both lease and non-lease components as a single lease component and to apply a portfolio approach to account for our vehicle leases.
The following table summarizes the carrying amounts of our operating leased assets and liabilities at December 31, along with key inputs used to discount our lease liabilities:

(millions)	2020	2019
Operating lease assets	$165.5	$188.2
Operating lease liabilities	$179.0	$201.5
Weighted-average remaining term	3.0 years	3.3 years
Weighted-average discount rate	2.5%	3.0%
At December 31, 2020, the following table shows our operating lease liabilities, on an undiscounted basis for the periods indicated:

(millions)	Commitments
2021	$78.9
2022	48.7
2023	29.1
2024	18.4
2025	9.8
Thereafter	0.5
Total	185.4
Interest	(6.4)
Present value of lease liabilities	$179.0

The operating lease expense for the years ended December 31, was as follows:

(millions)	Expense
2020	$95.4
2019	102.0
2018	77.3

App.-A-42

14. DIVIDENDS
Following is a summary of our common and preferred share dividends that were declared and/or paid in the last three years:

(millions, except per share amounts)		Amount
Declared	Payable	Per Share	Accrued[1]
Common - Annual Variable Dividends:
December 2020	January 2021	$4.50	$2,635.9
December 2019	January 2020	2.25	1,316.9
December 2018	February 2019	2.5140	1,467.9
December 2017	February 2018	1.1247	655.1

Common - Quarterly Dividends:
December 2020	January 2021	0.10	58.6
August 2020	October 2020	0.10	58.6
May 2020	July 2020	0.10	58.5
February 2020	April 2020	0.10	58.5
December 2019	January 2020	0.10	58.5
August 2019	October 2019	0.10	58.5
May 2019	July 2019	0.10	58.4
February 2019	April 2019	0.10	58.4

Preferred Dividends:
December 2020	March 2021	26.875	13.4
August 2020	September 2020	26.875	13.4
February 2020	March 2020	26.875	13.4
August 2019	September 2019	26.875	13.4
February 2019	March 2019	26.875	13.4
August 2018	September 2018	27.024	13.5
1 The accrual is based on an estimate of shares outstanding as of the record date and the common share accrual is recorded as “dividends payable on common shares” on the Consolidated Balance Sheets; the prior year common share amount was reclassified into this line item from “accounts payable, accrued expenses, and other liabilities” to conform to the current year presentation.
Common Share Dividends
The Board of Directors adopted a policy of declaring regular quarterly common share dividends, and on at least an annual basis, to consider declaring an additional common share dividend, which was effective beginning in 2019.
Prior to 2019, we maintained a policy of paying an annual variable dividend. Under the policy, the dividend was based on a target percentage of 33-1/3%, as determined by the Board, of after-tax underwriting income multiplied by a performance factor (Gainshare factor). The Gainshare factor was 1.91 and 1.79 for the dividends declared in 2018 and 2017, respectively.
Preferred Share Dividends
In March 2018, we issued 500,000 Series B Fixed-to-Floating Rate Cumulative Perpetual Serial Preferred Shares, without par value (the “Series B Preferred Shares”), with a liquidation preference of $1,000 per share
(the “stated amount”). Holders of the Series B Preferred Shares are entitled to receive cumulative cash dividends semi-annually in March and September, if and when declared by the Board of Directors. Until March 15, 2023 (the “fixed-rate period”), the annual dividend rate is fixed at 5.375% of the stated amount per share. Beginning March 15, 2023, the annual dividend rate switches to a floating rate equal to the three-month London Interbank Offered Rate (LIBOR) (or comparable successor base rate) plus a spread of 2.539% applied to the stated amount per share. After the fixed-rate period and up until redemption of the Series B Preferred Shares, the dividends would be payable quarterly, if and when declared by the Board of Directors. The Series B Preferred Shares are perpetual and have no stated maturity date. After the fixed-rate period, we may redeem the Series B Preferred Shares at the stated amount plus all accrued and unpaid dividends.

App.-A-43

15. REDEEMABLE NONCONTROLLING INTEREST
In connection with the April 2015 acquisition of a controlling interest in ARX, The Progressive Corporation entered into a stockholders’ agreement with the other ARX stockholders. During 2018, minority ARX stockholders put 204,527 shares, including 5,483 shares that were issued upon the exercise of outstanding stock options. Progressive acquired these additional shares, in a cash transaction, for a total cost of $295.9 million. On April 1, 2020, Progressive purchased all remaining outstanding stock, including shares from exercised stock options, of ARX under a separately negotiated purchase agreement at a total cost of $243.0 million.
Since these securities were redeemable upon the occurrence of an event that was not solely within the control of Progressive, we recorded the redeemable noncontrolling interest (NCI) as mezzanine equity on our consolidated balance sheets, representing the minority shares at the current estimated purchase price pursuant to the put and call provisions of the stockholders’ agreement.
The changes in the components of redeemable NCI during the years ended December 31, were:

(millions)	2020	2019	2018
Balance, beginning of year	$225.6	$214.5	$503.7
Net income attributable to NCI	0	9.7	5.7
Other comprehensive income (loss) attributable to NCI[1]	0	4.6	(3.3)
Exercise of stock options	16.0	7.7	9.4
Purchase/change of ARX minority shares	(241.6)	(11.2)	(298.2)
Change in redemption value	0	0.3	(2.8)
Balance, end of year	$0	$225.6	$214.5

1 Amount represents the other comprehensive income (loss) attributable to NCI, as reflected on the consolidated statements of comprehensive income; changes in accumulated other comprehensive income (loss) attributable to NCI due to a change in the minority ownership percentage does not impact the amount of redeemable NCI.
16. GOODWILL AND INTANGIBLE ASSETS
Goodwill
Goodwill recorded at December 31, 2020, and 2019, was $452.7 million. The majority of the goodwill recorded as of December 31, 2020 and 2019, relates to the April 1, 2015, acquisition of a controlling interest in ARX. No impairment losses have been recorded on any of the outstanding goodwill.
Intangible Assets
The following table is a summary of the net carrying amount of other intangible assets as of December 31:

(millions)	2020	2019
Intangible assets subject to amortization	$159.0	$215.9
Indefinite-lived intangible assets[1]	12.4	12.4
Total	$171.4	$228.3
1 Indefinite-lived intangible assets are comprised of state insurance and agent licenses. State insurance licenses were previously subject to amortization under superseded accounting guidance and have $0.6 million of accumulated amortization for both years presented.
Intangible assets subject to amortization for the years ended December 31, consisted of the following:

(millions)	2020			2019
Category	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Policies in force	$256.2	$210.4	$45.8	$256.2	$173.9	$82.3
Agency relationships	159.2	65.4	93.8	159.2	54.0	105.2
Software rights	69.1	49.7	19.4	79.1	50.7	28.4
Trade name	0	0	0	34.8	34.8	0
Total	$484.5	$325.5	$159.0	$529.3	$313.4	$215.9
Amortization expense was $56.9 million, $66.3 million, and $72.0 million for the years ended December 31, 2020, 2019, and 2018, respectively. During 2020, one software rights intangible asset, with a gross carrying value of $10.0 million, was fully amortized.
App.-A-44

The estimated aggregate amortization on these intangible assets for each of the next five years as of December 31, 2020, follows:

(millions)
Year	Amortization Expense
2021	$56.6
2022	29.2
2023	13.5
2024	11.4
2025	11.4

17. SUBSEQUENT EVENT
On February 16, 2021, we announced that we have entered into a definitive agreement with Protective Insurance Corporation (“Protective”) to acquire all of Protective’s outstanding Class A and Class B common shares for $23.30 per share in cash, or approximately $338 million in aggregate. This transaction is expected to close prior to the end of the third quarter 2021, subject to customary closing conditions, including the receipt of certain required regulatory approvals and approval of Protective’s Class A shareholders.
App.-A-45

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Progressive Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of The Progressive Corporation and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

App.-A-46

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
Valuation of Loss and Loss Adjustment Expense Reserves
As described in Notes 1 and 6 to the consolidated financial statements, as of December 31, 2020, the Company reported a $20.3 billion loss and loss adjustment expense (“LAE”) reserve liability of which 94% relate to Personal and Commercial Lines vehicle businesses. Reserves are based on estimates of ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. Management establishes loss and LAE reserves after completing reviews at a disaggregated level of grouping. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per earned car year), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of LAE costs.
The principal considerations for our determination that performing procedures relating to the valuation of loss and LAE reserves is a critical audit matter are (i) the significant judgment by management when developing their estimate of loss and LAE reserves, which in turn led to a significant degree of auditor judgment and subjectivity in performing procedures relating to the valuation; (ii) the significant audit effort and judgment in evaluating audit evidence relating to the various actuarial projection methods, historical comparable loss data and aforementioned loss development factors; and (iii) the audit effort included the involvement of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s valuation of loss and LAE reserves, including controls over the various projection methods and development of the loss development factors. These procedures also included, among others, testing the completeness and accuracy of historical data provided by management and the involvement of professionals with specialized skill and knowledge to assist in (i) independently estimating reserves for certain lines of businesses using actual historical comparable loss data, independently derived loss development factors, and industry data and comparing this independent estimate to management’s actuarial determined reserves and (ii) evaluating the appropriateness of the actuarial methods and reasonableness of the loss development factors, related to the aforementioned frequency, severity, and average premium as well as the frequency and severity of LAE costs, for determining the reserve balances for certain lines of businesses.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
March 1, 2021

We have served as the Company’s auditor since 1984.

App.-A-47

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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework (2013), management concluded that our internal control over financial reporting was effective as of December 31, 2020.
PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2020; such report appears herein.
CEO and CFO Certifications
Susan Patricia Griffith, President and Chief Executive Officer of The Progressive Corporation, and John P. Sauerland, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2020 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mrs. Griffith and Mr. Sauerland have each certified that, to the best of their knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Sections 302 and 906 certifications, respectively.
App.-A-48

The Progressive Corporation and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand our financial condition and results of operations. MD&A should be read in conjunction with the consolidated financial statements and the related notes, and supplemental information.

I. OVERVIEW
The Progressive insurance organization has been offering insurance to consumers since 1937. The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Corporation, together with its insurance and non-insurance subsidiaries and affiliates, comprise what we refer to as Progressive.

We report three operating segments. Our Personal Lines segment writes insurance for personal autos and recreational vehicles (referred to as our special lines products). Our Commercial Lines segment writes auto-related primary liability and physical damage insurance, general liability insurance, and property insurance, predominately for small businesses. Lastly, our Property segment writes residential property insurance for homeowners, other property owners, and renters. We operate throughout the United States through both the independent agency and direct distribution channels. We are the third largest private passenger auto insurer in the country, the number one writer of commercial auto insurance, and one of the top 15 homeowners insurance carriers, in each case, based on premiums written.

Our underwriting operations, combined with our service and investment operations, make up the consolidated group.

A. Operating Results
During 2020, policies in force grew 11% over last year and net premiums written grew 8% to end the year at $40.6 billion, $3.0 billion more premiums written than 2019. From April through December, we filed personal auto rate changes that averaged a decrease of approximately 3% and continue to monitor our driving and claims data to determine where additional actions and rate adjustments may be appropriate. During 2020, we added 2.4 million policies bringing companywide policies in force to 24.7 million at December 31, 2020.
On a year-over-year basis, net income and comprehensive income increased 44% and 42%, respectively, driven by a 47% increase in underwriting income and a 24% increase in net investment income, which includes recurring investment income (e.g., dividends and interest) plus net realized gains on securities, less investment expenses.
The increased underwriting profitability primarily reflected a decrease in the loss and loss adjustment expense ratio due to a 24% decrease in personal auto accident frequency on a year-over-year basis. Beginning in March 2020, federal, state, and local social distancing and shelter-in-place restrictions were put in place to stop or slow the spread of the novel coronavirus COVID-19 (“COVID-19 restrictions”). As a result of these restrictions, we started to experience driving patterns that differed from levels historically experienced. The decrease in frequency was partially offset by a 10% increase in personal auto severity and the policyholder credits we provided to our auto customers during the year. During 2020, we paid $1.1 billion, via credits to their policies or payments, to our personal auto policyholders to recognize the decrease in loss costs we were experiencing, especially in the first few months of the pandemic, and to help them deal with the uncertainty of the pandemic.
Recurring investment income, including interest and dividends, decreased 10% on a year-over-year basis. The portfolio yield decreased from 3.1% for 2019 to 2.4% for 2020 as we invested new cash at lower interest rates. The lower yield was partially offset by an increase in average assets during the year, reflecting cash flow from operations and our issuance of $1 billion of debt securities in March 2020. In addition, net realized gains on securities increased 58% over 2019, driven by sales in our fixed-income portfolio.
We ended 2020 with total capital (debt plus shareholders’ equity) of $22.4 billion, $4.3 billion more than 2019. The year-over-year increase primarily reflects our comprehensive income and the debt issuance, in part offset by our common and preferred share dividends of $2.9 billion declared during the year.
B. Insurance Operations
For 2020, our companywide underwriting profit margin was 12.3%, compared to 9.1% in 2019. Our Personal Lines and Commercial Lines operating segments were profitable with underwriting margins of 13.2% and 13.0%, respectively, while our Property segment had an underwriting loss of 7.1% for the year, which included 24.0 points of catastrophe losses and 3.2 points of amortization expense on intangible assets.
Our overall incurred frequency in our personal auto businesses decreased about 24%, while severity increased about 10%, compared to the prior year. Vehicle accidents were significantly lower than the prior year as vehicle miles driven were down during the year, especially during the early months of the pandemic, and driving patterns
App.-A-49

have not returned to their historical levels. We incurred unfavorable prior accident year development in 2020 consistent with last year.
During the year, on a companywide basis, we recognized 2.2 loss ratio points related to catastrophe losses, compared to 1.5 points in 2019, primarily due to the increase in our catastrophe losses in our Property business, which nearly doubled year over year. Property business catastrophe losses contributed 1.1 points to our overall loss ratio in 2020, compared to 0.6 points last year. The majority of the 2020 catastrophe losses were due to hurricanes and wind, hail, and tornados throughout the United States.
On a year-over-year basis, net premiums written grew in each of our segments with Personal Lines growing 7%, Commercial Lines 11%, and Property 13%. Changes in net premiums written are a function of new business applications (i.e., policies sold), premium per policy, and retention. Policies in force grew 11% companywide, with Personal Lines, Commercial Lines, and Property growing 10%, 9%, and 13%, respectively.
During 2020, total new personal auto application growth was flat on a year-over-year basis, with our Agency auto decreasing 5% and Direct auto increasing 5%. Agency auto new applications are down compared to last year, as COVID-19 restrictions significantly impacted agents and their ability to get their operations back to pre-COVID levels. Our competitive product offerings, position in the marketplace, and our increase in advertising expense during 2020 resulted in an increase in Direct auto new applications. We will continue to invest in advertising as long as we generate sales at a cost below the maximum amount we are willing to spend to acquire a new customer. We continued to generate new business application growth in our bundled auto and home customers (i.e., Robinsons) in both the Agency and Direct channels.

The increase in net premiums written in our Commercial Lines business reflects growth in all of our business market targets, but especially in our for-hire transportation business market target, reflecting greater demand for shipping services in light of the pandemic. This growth was in part offset by a decrease in our transportation network company (TNC) business, reflecting a decrease in the miles driven, which is the basis for determining premiums written for this business. For our commercial auto business, excluding TNC, new applications increased 5% for the year, driven by both increased quote volume and rate of conversion. During 2020, while we increased rates, our commercial auto growth was driven by our competitiveness in the marketplace.

Our Property business new applications increased 12% for the year, primarily reflecting the impact of targeted underwriting changes made throughout 2019. We also continue to expand our direct Property offerings through HomeQuote Explorer®, which provides online quoting for homeowners policies issued by us and unaffiliated insurance companies on a nationwide basis, and provides some of these shoppers with the ability to also buy a policy online.
During 2020, on a year-over-year basis, written premium per policy was flat in our Agency auto and decreased 1% in our Direct personal auto businesses. Rate decreases implemented throughout the year were partially offset by shifts in the mix of business. Written premium per policy for our special lines products increased 3%, compared to the prior year.

Commercial Lines experienced a 4% increase in written premium per policy in our commercial auto products, which reflects rate increases of about 5%, on average, during the year. Written premium per policy growth for our Property business was flat in 2020.

To grow policies in force, it is critical that we retain our customers for longer periods. Consequently, increasing retention continues to be one of our most important priorities. Our efforts to increase our share of multi-product households remains a key initiative and we will continue to make investments to improve the customer experience to continue to support that goal. Policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage, is our primary measure of customer retention in our Personal Lines and Commercial Lines businesses. Due to insurance market volatility brought on by the COVID-19 virus, it may be difficult to assess the progress we are making against our retention goals. We evaluate retention using a trailing 12-month total auto policy life expectancy and trailing 3-month total auto policy life expectancy, which does not address seasonality and can reflect more volatility. On a trailing 3-month basis, our personal auto policy life expectancy was up 7% year over year. Our trailing 12-month total personal auto policy life expectancy was up 10% year over year. We believe that part of this increase is attributable to suspending cancellations of policies for nonpayment as part of the billing leniency programs that were in place primarily from mid-March through mid-May 2020. Our trailing 12-month policy life expectancy increased 4% for special lines, 5% for Commercial Lines, and decreased 3% for Property.
C. Investments
The fair value of our investment portfolio was $47.5 billion at December 31, 2020, compared to $39.3 billion at December 31, 2019. The increase from year-end 2019, primarily reflected cash flows from operations of $6.9 billion and the $1.0 billion of proceeds from the debt we issued during March, partially offset by $1.6 billion related to the payment of shareholder dividends during 2020.

Our asset allocation strategy is to maintain 0%-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities (the
App.-A-50

securities allocated to Group I and II are defined below under Results of Operations – Investments). At December 31, 2020, 14% of our portfolio was allocated to Group I securities and 86% to Group II securities, compared to 12% and 88%, respectively, at December 31, 2019.
Our recurring investment income generated a pretax book yield of 2.4% for 2020, compared to 3.1% for 2019, primarily due to investing new cash at lower interest rates. Our investment portfolio produced a fully taxable equivalent (FTE) total return of 7.9% for both 2020 and 2019. Our fixed-income and common stock portfolios had FTE total returns of 6.7% and 24.3%, respectively, for 2020, compared to 6.0% and 30.5% for 2019. The year-over-year increase in our fixed-income FTE total return was the result of a reduction in interest rates and narrowing credit spreads in the last three quarters of the year. Our common stock portfolio’s FTE total return declined early in the year in response to the economic uncertainty due to the COVID-19 restrictions and showed an improvement throughout the rest of the year as investors continued to move back into risk assets.
At December 31, 2020, the fixed-income portfolio had a weighted average credit quality of AA- and a duration of 2.9 years, compared to AA and 3.0 years at December 31, 2019. We shortened our portfolio duration over the previous twelve months and it remains slightly below the midpoint of our 1.5 year to 5 year range, which we believe provides some protection against an increase in interest rates.
Based on uncertainty of whether the London Interbank Offered Rate (LIBOR) will continue to be available after 2021, we reviewed our portfolio for securities that could be affected by the proposed LIBOR change (i.e., reset to a fixed rate from a LIBOR-based rate or change to a LIBOR-replacement rate). Based on this review, we do not expect a change from LIBOR to have a material effect on our portfolio. We continue to monitor ongoing discussions and updates to the planned migration and its potential effects on the LIBOR-linked securities in our portfolio.
II.  FINANCIAL CONDITION
A. Liquidity and Capital Resources
The Progressive Corporation receives cash through subsidiary dividends, security sales, borrowings, and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), and to repurchase its common shares and debt, as well as for acquisitions and other business purposes that may arise.
During 2020, The Progressive Corporation received cash from the following sources:
•Subsidiary dividends - received $4.1 billion of dividends, net of capital contributions, from our insurance and non-insurance subsidiaries.
•Debt issuances - issued $500 million of 3.20% Senior Notes due 2030 and $500 million of 3.95% Senior Notes due 2050 in underwritten public offerings.

The Progressive Corporation deployed capital through the following actions in 2020:
•Dividends
◦Common shares - declared aggregate dividends of $4.90 per common share, or $2.87 billion.
◦Preferred shares - declared aggregate Series B Preferred dividends of $40.2 million.
•Common Share Repurchases - acquired 1.3 million of our common shares at a total cost of $111.6 million to neutralize dilution from equity-based compensation granted during the year consistent with our financial policies. The repurchases were made in the open market or pursuant to our equity compensation plans (i.e., repurchased shares to cover tax obligations upon vesting of restricted stock units).
•Acquisitions - acquired all remaining outstanding shares of ARX Holding Corp. (ARX) at a cost of $243.0 million.
Over the last three years, The Progressive Corporation received dividends from its subsidiaries, net of capital contributions, of $6.9 billion, and issued $2.2 billion of senior notes and $500 million of our Series B Preferred Shares. Regulatory restrictions on subsidiary dividends are described in Note 8 – Statutory Financial Information. The covenants on The Progressive Corporation’s existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event that our debt securities are downgraded by a rating agency. While we have had a series of unsecured discretionary lines of credit available to us during the last three years in the aggregate amount of $250 million, we did not borrow under these arrangements, or engage in other short-term borrowings, during this period to fund our operations or for liquidity purposes.
In the aggregate for the last three years, we made the following payments:
•$3.9 billion for common and preferred share dividends;
•$0.6 billion to acquire outstanding shares of ARX;
•$0.5 billion for interest on our outstanding debt; and
•$0.3 billion to repurchase our common shares.
For the three years ended December 31, 2020, operations generated positive cash flows of about $19.5 billion, and
App.-A-51

cash flows are expected to remain positive in the reasonably foreseeable future. In 2020, operating cash flows increased $0.6 billion, compared to 2019, primarily due to an increase in premiums collected in excess of paid losses due to the growth during the year. Beginning in March, when COVID-19 restrictions were put in place, we experienced a significant decrease in accident claim frequency and, as a result, the amount of cash required to pay claims also decreased countrywide. In response to the reduction in auto accident frequency, we issued a total of $1.1 billion of credits to our personal auto policyholders in 2020. We have continued to assess miles driven, weather events and other components of expected loss costs on a state-by-state basis and, where appropriate, adjusted rates accordingly.
As of December 31, 2020, we held $18.0 billion in short-term investments and U.S. Treasury securities. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments in the event our cash flow from operations were to be negative. See Item 1A, “Risk Factors,” in our 2020 Form 10-K filed with the Securities and Exchange Commission for a discussion of certain matters that may affect our portfolios and capital position.
Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. As primarily an auto insurer, our claims liabilities are generally short in duration. Typically, at any point in time, approximately 50% of our outstanding loss and loss adjustment expense (LAE) reserves are paid within the following twelve months and less than 20% are still outstanding after three years. See Note 6 – Loss and Loss Adjustment Expense Reserves for further information on the timing of claims payments.
Insurance companies are required to satisfy regulatory surplus and premiums-to-surplus ratio requirements. As of December 31, 2020, our consolidated statutory surplus was $15.2 billion, compared to $13.7 billion at December 31, 2019. Our net premiums written-to-surplus ratio was 2.7 to 1 at year-end 2020 and 2019 and 2.8 to 1 at year-end 2018. At year-end 2020, we also had access to $6.2 billion of securities held in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth or for other purposes. In January 2021, we used proceeds from the sale of $2.7 billion of these securities to pay the common share dividends declared by the Board in December 2020. See Note 14 – Dividends for further discussion of our dividend policy.
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
We seek to deploy our capital in a prudent manner and use multiple data sources and modeling tools to estimate the frequency, severity, and correlation of identified exposures, including, but not limited to, catastrophic and other insured losses, natural disasters, and other significant business interruptions, to estimate our potential capital needs. Management views our capital position as consisting of three layers, each with a specific size and purpose:

•The first layer of capital, which we refer to as “regulatory capital,” is the amount of capital we need to satisfy state insurance regulatory requirements and support our objective of writing all the business we can write and service, consistent with our underwriting discipline of achieving a combined ratio of 96 or better. This capital is held by our various insurance entities.
•The second layer of capital we call “extreme contingency.” While our regulatory capital is, by definition, a cushion for absorbing financial consequences of adverse events, such as loss reserve development, litigation, weather catastrophes, and investment market corrections, we view that as a base and hold additional capital for even more extreme conditions. The modeling used to quantify capital needs for these conditions is extensive, including tens of thousands of simulations, representing our best estimates of such contingencies based on historical experience. This capital is held either at a non-insurance subsidiary of the holding company or in our insurance entities, where it is potentially eligible for a dividend to the holding company.
•The third layer is capital in excess of the sum of the first two layers and provides maximum flexibility to fund other business opportunities, repurchase stock or other securities, satisfy acquisition-related commitments, and pay dividends to shareholders, among other purposes. This capital is largely held at a non-insurance subsidiary of the holding company.
At all times during the last two years, our total capital exceeded the sum of our regulatory capital layer plus our self-constructed extreme contingency layer. At December 31, 2020, we held total capital (debt plus shareholders’ equity) of $22.4 billion, compared to $18.1 billion at December 31, 2019. Our debt-to-total capital (debt plus shareholders’ equity, which does not include redeemable noncontrolling interest) ratios at December 31, 2020, 2019, and 2018 were 24.1%, 24.4%, and 28.9%, respectively, and were consistent with our financial policy of maintaining a ratio of less than 30%, which we target to meet annually.
App.-A-52

Based upon our capital planning and forecasting efforts, we believe we have sufficient capital resources and cash flows from operations to support our current business, scheduled principal and interest payments on our debt, anticipated dividends on our common shares and Series B Preferred Shares, our contractual obligations, and other expected capital requirements for the foreseeable future, including the $500 million of 3.75% Senior Notes maturing in August of 2021. In addition, in February 2021, Progressive entered into a definitive agreement to acquire all of the outstanding common shares of Protective Insurance Corporation for $23.30 per share, or approximately $338 million in aggregate. This transaction is expected to close prior to the end of the third quarter 2021, subject to customary closing conditions, including the receipt of certain required regulatory approvals. We expect to fund this transaction with cash from operations or securities we currently hold. See Note 17 – Subsequent Event for further discussion.
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

B. Commitments, Contingencies, and Other Off-Balance-Sheet Arrangements
Contractual Obligations
A summary of our noncancelable contractual obligations as of December 31, 2020, follows:

	Payments due by period
(millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt	$5,450.0	$500.0	$0	$0	$4,950.0
Interest payments on debt	3,831.2	223.9	410.3	410.3	2,786.7
Operating lease obligations	185.4	78.9	77.8	28.2	0.5
Purchase obligations	830.4	727.4	92.9	9.9	0.2
Catastrophe excess of loss reinsurance contracts[1]	191.1	140.2	38.5	12.4	0
Loss and loss adjustment expense reserves	20,265.8	9,920.4	6,888.9	1,835.9	1,620.6
Total	$30,753.9	$11,590.8	$7,508.4	$2,296.7	$9,358.0
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
Off-Balance-Sheet Arrangements
During 2020, our only off-balance-sheet arrangements included purchase obligations and catastrophe excess of loss reinsurance contracts (see Note 1 – Reporting and Accounting Policies for further discussion). We did not have any open derivative positions at December 31, 2020 or 2019.

App.-A-53

III.  RESULTS OF OPERATIONS – UNDERWRITING
A. Segment Overview
We report our underwriting operations in three segments: Personal Lines, Commercial Lines, and Property. As a component of our Personal Lines segment, we report our Agency and Direct business results to provide further understanding of our products by distribution channel.
The following table shows the composition of our companywide net premiums written, by segment, for the years ended December 31:

	2020	2019	2018
Personal Lines
Agency	40%	41%	41%
Direct	42	42	42
Total Personal Lines	82	83	83
Commercial Lines	13	13	12
Property	5	4	5
Total underwriting operations	100%	100%	100%
Our Personal Lines segment writes insurance for personal autos (which accounts for about 94% of the segment’s net written premiums) and special lines products (e.g., motorcycles, watercraft, and RVs). Within Personal Lines we often refer to our four consumer segments, which include:
•Sam - inconsistently insured;
•Diane - consistently insured and maybe a renter;
•Wrights - homeowners who do not bundle auto and home; and
•Robinsons - homeowners who bundle auto and home
While our personal auto policies are primarily written for 6-month terms, we write 12-month auto policies in our Platinum agencies to promote bundled auto and home growth. At year-end 2020, 12% of our Agency auto policies in force were 12-month policies, compared to about 10% a year earlier. While the shift to 12-month policies is slow, to the extent our Agency new business application mix of annual policies grows, that shift in policy term could increase our written premium mix by channel as 12-month policies have about twice the amount of net premiums written compared to 6-month policies. The special lines products are written for 12-month terms.
Our Commercial Lines business writes auto-related primary liability and physical damage insurance, and other liability and property insurance, predominately for small businesses. The majority of our Commercial Lines business is written through the independent agency channel. The amount of commercial auto business written through the direct channel, excluding our TNC business, represented about 9% of premiums written for 2020, compared to 8% for both 2019 and 2018. To serve our direct channel customers, we continued to expand our product offerings, including adding states where we offer our business owners policy and include the product on our digital platform serving direct small business consumers (BusinessQuote Explorer®). About 90% of our Commercial Lines policies are written for 12-month terms.
Our Property business writes residential property insurance for single family homes, condominium unit owners, renters, etc. We write the majority of our Property business through the independent agency channel; however, we continue to expand the distribution of our Property product offerings in the direct channel, which represented about 18% of premiums written for 2020, compared to 16% and 13% for 2019 and 2018, respectively. Property policies are written for 12-month terms.

App.-A-54

B. Profitability
Profitability for our underwriting operations is defined by pretax underwriting profit, which is calculated as net premiums earned plus fees and other revenues less losses and loss adjustment expenses, policy acquisition costs, other underwriting expenses, and policyholder credits. We also use underwriting margin, which is underwriting profit or loss expressed as a percentage of net premiums earned, to analyze our results. For the three years ended December 31, our underwriting profitability results were as follows:

	2020		2019		2018
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
($ in millions)	$	Margin	$	Margin	$	Margin
Personal Lines
Agency	$2,236.5	14.2%	$1,673.2	11.2%	$1,435.7	11.0%
Direct	2,076.5	12.3	1,181.4	7.7	1,088.5	8.4
Total Personal Lines	4,313.0	13.2	2,854.6	9.5	2,524.2	9.7
Commercial Lines	634.8	13.0	458.8	10.4	478.6	13.3
Property[1]	(125.1)	(7.1)	(26.1)	(1.7)	(88.7)	(6.9)
Other indemnity[2]	0	NM	0	NM	0.9	NM
Total underwriting operations	$4,822.7	12.3%	$3,287.3	9.1%	$2,915.0	9.4%
1 During 2020, 2019, and 2018, pretax profit (loss) includes $56.9 million, $66.3 million, and $72.0 million, respectively, of amortization expense on intangible assets.
2 Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.
The increases in underwriting profit margin experienced in the Personal Lines business were driven by lower personal auto accident frequency experienced during 2020, partially offset by an increase in auto severity, policyholder credits issued to personal auto customers, and an increase in advertising spend. Our special lines products also had a profitable year, however, the underwriting profit did not have an impact on the overall total Personal Lines profit margin. The increase in underwriting profit margin of our Commercial Lines business was primarily attributable to lower accident frequency experienced during 2020, partially offset by an increase in loss severity and policyholder billing credits issued during the year. The decrease in the Property underwriting profit margin was primarily driven by a high volume of catastrophe losses during 2020.
App.-A-55

Underwriting results for our Personal Lines business, including results by distribution channel, the Commercial Lines business, the Property business, and our underwriting operations in total, were as follows:

Underwriting Performance[1]	2020	2019	2018
Personal Lines – Agency
Loss & loss adjustment expense ratio	63.5	69.8	69.8
Underwriting expense ratio	22.3	19.0	19.2
Combined ratio	85.8	88.8	89.0
Personal Lines – Direct
Loss & loss adjustment expense ratio	62.9	71.4	71.4
Underwriting expense ratio	24.8	20.9	20.2
Combined ratio	87.7	92.3	91.6
Total Personal Lines
Loss & loss adjustment expense ratio	63.2	70.6	70.6
Underwriting expense ratio	23.6	19.9	19.7
Combined ratio	86.8	90.5	90.3
Commercial Lines
Loss & loss adjustment expense ratio	64.5	68.5	66.3
Underwriting expense ratio	22.5	21.1	20.4
Combined ratio	87.0	89.6	86.7
Property
Loss & loss adjustment expense ratio	77.3	71.2	72.8
Underwriting expense ratio[2]	29.8	30.5	34.1
Combined ratio[2]	107.1	101.7	106.9
Total Underwriting Operations
Loss & loss adjustment expense ratio	64.0	70.4	70.2
Underwriting expense ratio	23.7	20.5	20.4
Combined ratio	87.7	90.9	90.6
Accident year – Loss & loss adjustment expense ratio[3]	63.5	69.8	69.9
1 Ratios are expressed as a percentage of net premiums earned; fees and other revenues are deducted from underwriting expenses in the ratio calculations.
2 Included in 2020, 2019, and 2018, are 3.2 points, 4.3 points, and 5.6 points, respectively, of amortization expense on intangible assets. Excluding this expense, the Property business would have reported expense ratios of 26.6, 26.2, and 28.5, and combined ratios of 103.9, 97.4, and 101.3, for 2020, 2019, and 2018, respectively.
3 The accident year ratios include only the losses that occurred during the period noted. As a result, accident period results will change over time, either favorably or unfavorably, as we revise our estimates of loss costs when payments are made or reserves for that accident period are reviewed.
App.-A-56

Losses and Loss Adjustment Expenses (LAE)

(millions)	2020	2019	2018
Change in net loss and LAE reserves	$1,574.4	$2,065.1	$1,911.3
Paid losses and LAE	23,547.4	23,405.4	19,809.7
Total incurred losses and LAE	$25,121.8	$25,470.5	$21,721.0
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
Our total loss and LAE ratio decreased 6.4 points in 2020 and increased 0.2 points in 2019, each compared to the prior year. Our accident year loss and LAE ratio, which excludes the impact of prior accident year reserve development during each calendar year, decreased 6.3 points and 0.1 points in 2020 and 2019, respectively. Several factors that contributed to the year-over-year changes are discussed below and include the impact of catastrophe losses, changes in severity and frequency, and prior accident year reserve development.
We experienced severe weather conditions in several areas of the country during each of the last three years. Hurricanes, hail storms, tornadoes, and wind activity contributed to catastrophe losses each year. The following table shows catastrophe losses incurred, net of reinsurance, for the years ended December 31:

($ in millions)	2020		2019		2018
Personal Lines	$439.4		$323.4		$326.2
Commercial Lines	14.8		13.6		10.9
Property	423.8		214.5		268.8
Total catastrophe losses incurred	$878.0		$551.5		$605.9
Combined ratio effect	2.2	pts.	1.5	pts.	2.0	pts.

The catastrophe losses in 2020 occurred throughout the United States. We have responded, and plan to continue to respond, promptly to catastrophic events when they occur in order to provide exemplary claims service to our customers.
We do not have catastrophe-specific reinsurance for our Personal Lines or Commercial Lines businesses, but we reinsure portions of our Property business against various risks, including, but not limited to, catastrophic losses. The Property business reinsurance programs include: multi-year catastrophe excess of loss, aggregate excess of loss, a catastrophe bond, and, for accident years 2017 through 2019, aggregate stop-loss coverage. See Item 1 – Description of Business-Reinsurance in our Annual Report on Form 10-K for the year ended December 31, 2020 and Note 7 – Reinsurance for a discussion of our various reinsurance programs.
Under our various reinsurance agreements, we ceded the following losses and ALAE, including development on prior year storms, during the years ended December 31:

(in millions)	2020	2019	2018
Aggregate excess of loss	$120.9	NA	NA
Per occurrence excess of loss:
Current accident year	10.0	$0	$70.0
Prior accident years	117.5	191.4	81.0
Aggregate stop-loss[1]	12.7	57.2	7.9
Total	$261.1	$248.6	$158.9
NA = Not applicable; this reinsurance coverage was entered into on January 1, 2020.
1 The aggregate stop-loss agreements cover accident years 2017-2019; activity in 2020 represents development on the prior year losses and ALAE.
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
App.-A-57

various causes other than collision, such as windstorm, hail, theft, falling objects, and glass breakage.
Total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in case reserves) on a calendar-year basis was up over the prior-year periods 10% in 2020, 7% in 2019, and 5% in 2018.
•2020 - Severity increased about 14% for our personal injury protection (PIP) coverage, 12% for our bodily injury coverage, 9% for our property damage coverage, and 5% for our collision coverage.
•2019 - Severity increased about 8% for our bodily injury coverage, 7% for our PIP coverage, and 6% for our collision and property damage coverages.
•2018 - Severity increased about 8% for our collision coverage, about 4% for our property damage and bodily injury coverages, and about 2% for our PIP coverage.
On a calendar-year basis, our commercial auto products incurred severity, excluding our TNC business, increased 10% in both 2020 and 2018, compared to 19% in 2019. Since the loss patterns in the TNC business are not indicative of our other commercial auto products, disclosing severity and frequency trends excluding that business is more indicative of our overall experience for the majority of our commercial auto products. In addition to general trends in the marketplace, the increase in our commercial auto products severity reflects increased medical costs and actuarially determined reserves due to accelerating paid loss trends and shifts in the mix of business to for-hire transportation, which has higher average severity than the business auto and contractor business market targets.
It is a challenge to estimate future severity, especially for bodily injury and PIP claims, but we continue to monitor changes in the underlying costs, such as medical costs, health care reform, court decisions, and jury verdicts, along with regulatory changes and other factors that may affect severity.
Our personal auto incurred frequency, on a calendar-year basis, was down about 24% in 2020 and 3% in both 2019 and 2018.
•2020 - Frequency decreased 28% for our PIP coverage, 27% for our property damage coverage, 25% for our bodily injury coverage, and 23% for our collision coverage.
•2019 - Frequency decreased 5% for our PIP coverage, 4% for our collision and property damage coverages, and 3% for our bodily injury coverage.
•2018 - Frequency decreased about 3% for all coverages (PIP, collision, property damage, and bodily injury).
We closely monitor the changes in frequency, but the degree or direction of near-term frequency change is not something that we are able to predict with any degree of confidence, given the uncertainty of the current environment. We saw the number of vehicle miles driven decrease dramatically when the COVID-19 restrictions were first put in place, especially during the early months of the pandemic, and driving patterns have not returned to their historical levels. We analyze trends to distinguish changes in our experience from other external factors, such as changes in the number of vehicles per household, miles driven, gasoline prices, advances in vehicle safety, and unemployment rates, versus those resulting from shifts in the mix of our business or changes in driving patterns, to allow us to reserve more accurately for our loss exposures.
On a year-over-year basis, incurred frequency in our Commercial Lines business saw a decrease of about 15% in 2020, 4% in 2019, and 3% in 2018. The 2020 frequency decrease was in part due to COVID-19 restrictions and continued product segmentation and underwriting, which created a mix shift toward more preferred, lower-frequency, business.
App.-A-58

The table below presents the actuarial adjustments implemented and the loss reserve development experienced on a companywide basis in the years ended December 31:

($ in millions)	2020		2019		2018
ACTUARIAL ADJUSTMENTS
Reserve decrease (increase)
Prior accident years	$(27.5)		$(65.8)		$(25.0)
Current accident year	68.4		(120.4)		17.0
Calendar year actuarial adjustments	$40.9		$(186.2)		$(8.0)
PRIOR ACCIDENT YEARS DEVELOPMENT
Favorable (unfavorable)
Actuarial adjustments	$(27.5)		$(65.8)		$(25.0)
All other development	(167.8)		(166.5)		(63.5)
Total development	$(195.3)		$(232.3)		$(88.5)
(Increase) decrease to calendar year combined ratio	(0.5)	pts.	(0.6)	pts.	(0.3)	pts.
Total development consists of both actuarial adjustments and “all other development” on prior accident years. The actuarial adjustments represent the net changes made by our actuarial staff to both current and prior accident year reserves based on regularly scheduled reviews. Through these reviews, our actuaries identify and measure variances in the projected frequency and severity trends, which allow them to adjust the reserves to reflect the current cost trends. For our Property business, 100% of catastrophe losses are reviewed monthly, and any development on catastrophe reserves are included as part of the actuarial adjustments. For the Personal Lines and Commercial Lines businesses, development for catastrophe losses for the vehicle businesses would be reflected in “all other development,” discussed below, to the extent they relate to prior year reserves. We report these actuarial adjustments separately for the current and prior accident years to reflect these adjustments as part of the total prior accident years development.
“All other development” represents claims settling for more or less than reserved, emergence of unrecorded claims at rates different than anticipated in our incurred but not recorded (IBNR) reserves, and changes in reserve estimates on specific claims. Although we believe the development from both the actuarial adjustments and “all other development” generally results from the same factors, we are unable to quantify the portion of the reserve development that might be applicable to any one or more of those underlying factors, excluding the unfavorable development resulting from the impact from COVID-19 restrictions.
Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while incurring minimal variation from the date the reserves are initially established until losses are fully developed. As reflected in the table above, we experienced unfavorable prior year development during each of these years. For 2020, we incurred unfavorable reserve development primarily related to a higher than anticipated frequency of reopened PIP claims in our personal auto business and an increase in bodily injury severity and the emergence of large bodily injury claims in our Commercial Lines business. For 2019, the unfavorable reserve development was primarily attributable to higher than anticipated claims occurring in late 2018 but not reported until 2019, a higher than anticipated frequency of reopened PIP claims in our personal auto business, and increased bodily injury severity. For 2018, the unfavorable reserve development was primarily due to reopened PIP claims in our personal auto business. See Note 6 – Loss and Loss Adjustment Expense Reserves for a more detailed discussion of our prior accident year development. We continue to focus on our loss reserve analysis, attempting to enhance accuracy and to further our understanding of our loss costs.
Underwriting Expenses
The companywide underwriting expense ratio (i.e., policy acquisition costs, other underwriting expenses, and policyholder credits, net of fees and other revenues, expressed as a percentage of net premiums earned) increased 3.2 points. During the year, we incurred 2.7 points of policyholder credits issued to personal auto customers. In addition to the credits issued to personal auto customers, our Commercial Lines business worked directly with their policyholders and agents to provide premium and billing credits during the year, which contributed to a 0.7 point increase in the Commercial Lines expense ratio during 2020.

Progressive’s other underwriting expenses, which excludes the policyholder credits, increased 12% in 2020 and 19% in 2019, in part reflecting increased advertising spend in both years. On a year-over-year basis, our advertising expenditures increased 18% and 29% in 2020 and 2019, respectively. We will continue to invest in advertising as long as we generate sales at a cost below the maximum amount we are willing to spend to acquire a new customer.
App.-A-59

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

For the years ended December 31,	2020		2019		2018
($ in millions)	$	% Growth	$	% Growth	$	% Growth
NET PREMIUMS WRITTEN
Personal Lines
Agency	$16,133.8	5%	$15,336.5	13%	$13,562.3	16%
Direct	17,208.8	9	15,765.7	16	13,595.3	21
Total Personal Lines	33,342.6	7	31,102.2	15	27,157.6	18
Commercial Lines	5,315.3	11	4,791.8	20	3,996.4	28
Property	1,910.8	13	1,683.9	16	1,455.9	33
Total underwriting operations	$40,568.7	8%	$37,577.9	15%	$32,609.9	20%
NET PREMIUMS EARNED
Personal Lines
Agency	$15,789.5	6%	$14,904.1	14%	$13,017.2	16%
Direct	16,830.6	10	15,305.9	18	13,017.5	21
Total Personal Lines	32,620.1	8	30,210.0	16	26,034.7	19
Commercial Lines	4,875.8	10	4,427.6	23	3,610.9	29
Property	1,765.7	14	1,554.8	21	1,287.7	30
Total underwriting operations	$39,261.6	8%	$36,192.4	17%	$30,933.3	20%

December 31,	2020		2019		2018
(# in thousands)	#	% Growth	#	% Growth	#	% Growth
POLICIES IN FORCE
Agency auto	7,617.0	9%	6,994.3	10%	6,358.3	12%
Direct auto	8,881.4	13	7,866.5	12	7,018.5	16
Total auto	16,498.4	11	14,860.8	11	13,376.8	14
Special lines[1]	4,915.1	8	4,547.8	4	4,382.2	0
Personal Lines - total	21,413.5	10	19,408.6	9	17,759.0	10
Commercial Lines	822.0	9	751.4	8	696.9	8
Property	2,484.4	13	2,202.1	14	1,936.5	32
Companywide total	24,719.9	11%	22,362.1	10%	20,392.4	12%
1 Includes insurance for motorcycles, watercraft, RVs, and similar items.
To analyze growth, we review new policies, rate levels, and the retention characteristics of our segments. During 2020, the growth in net premiums written reflected growth in policies in force, partially offset by rate decreases taken in our Personal Lines business during the year. At year-end 2020, we had 2.4 million more policies in force than at the end of 2019, with all of our segments contributing to this unit growth. From April through December, we filed personal auto rate changes that averaged a decrease of approximately 3%, primarily in response to driving and claims data gathered during the year.
Although new policies are necessary to maintain a growing book of business, we continue to recognize the importance of retaining our current customers as a critical component of our continued growth. As shown in the tables below, we measure retention by policy life expectancy. We review our customer retention for our personal auto products using both a trailing 3-month and a trailing 12-month period. Although using a trailing 3-month measure does not address seasonality and can reflect more volatility, this measure is more responsive to current experience and generally can be an indicator of how retention rates are moving, especially given the events that occurred during 2020.
We believe the growth in our personal auto trailing 12-month policy life expectancy could be distorted due to the
App.-A-60

impact on the measure from suspending cancellations of policies for nonpayment, which impacted renewal activity during 2020. We continue to disclose our changes in policy life expectancy using both a trailing 3-month and 12-month period; however, we believe that the trailing 12-month measure will be positively impacted by the factor discussed above through mid-2021.
D. Personal Lines
The following table shows our year-over-year changes for our Personal Lines business:

	Growth Over Prior Year
	2020	2019	2018
Applications
New	3%	8%	17%
Renewal	8	13	11
Written premium per policy - Auto	(1)	2	4
Policy life expectancy - Auto
Trailing 3-months	7	0	(4)
Trailing 12-months	10	0	3
While new application growth in our Personal Lines products was up 3%, our personal auto new application growth was flat and our special lines products saw new applications increase 18% during the year, driven by high demand due to the overall growth in the RV and boat industries. We continued to see strong personal auto renewal application growth, which we believe was aided, in part, by our countrywide billing leniency efforts and the moratoriums that were put in place from mid-March through mid-May 2020, suspending cancellations of policies for non-payment.
During 2020, overall personal auto quote volumes and rates of conversion (i.e., converting a quote to a sale) were flat, compared to last year. In response to lower vehicle miles driven caused by COVID-19 restrictions, we decreased rates during 2020, contributing to the decrease in written premium per policy.
We report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by distribution channel.
The Agency Business

	Growth Over Prior Year
	2020	2019	2018
Applications - Auto
New	(5)%	7%	14%
Renewal	7	12	12
Written premium per policy - Auto	0	3	5
Policy life expectancy - Auto
Trailing 3-months	6	4	(2)
Trailing 12-months	10	3	4
The Agency business includes business written by more than 40,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. During 2020, only 14 states generated new Agency auto application growth, including only two of our top 10 largest Agency states. While we believe we remain competitive in our product offerings and position in the marketplace, new application growth is down compared to last year, as COVID-19 restrictions significantly impacted agents and their ability to get their operations back to pre-COVID levels and we saw a temporary shift of consumer preference toward shopping in the direct channel.
We experienced a modest decrease in new auto applications in our Sam and Diane consumer segments on a year-over-year basis, while the Wrights and Robinsons experienced a slight increase.
During 2020, we experienced a 2% year-over-year decrease in Agency auto quotes and a 3% decrease in the rate of conversion. Robinsons quote volume experienced low double-digit growth, while Sams saw a low double-digit decline. The increase in Robinsons resulted from expansion of our integrated agency quoting system, which provides a faster, more intuitive system to quote multiple products.
Written premium per policy for new Agency auto business increased 1% and was flat for renewal business during 2020, compared to last year. During the year, we experienced an increase in the percentage of bundled Agency auto policies written for 12-month terms, which have higher written premiums than policies written for 6-month terms.
App.-A-61

The Direct Business

	Growth Over Prior Year
	2020	2019	2018
Applications - Auto
New	5%	9%	25%
Renewal	11	17	15
Written premium per policy - Auto	(1)	2	4
Policy life expectancy - Auto
Trailing 3-months	6	(3)	(5)
Trailing 12-months	10	(3)	1
The Direct business includes business written directly by Progressive on the Internet, through mobile devices, and over the phone. During 2020, we generated new Direct auto application growth in 31 states, including eight of our top 10 largest Direct states. New and renewal applications increased on a year-over-year basis, primarily reflecting our competitiveness in the marketplace.
We continued to grow our new Direct auto applications across all consumer segments, with the largest percentage of new application growth generated from our Robinsons. As a result of increased marketing investments that targeted auto/home bundlers, we grew our Direct Robinsons applications at a rate about four times higher than the other consumer segments combined, albeit on a smaller base.
During 2020, we experienced an increase in quotes in all of our consumer segments, except Dianes, which had flat volume during the year. Our total year-over-year Direct auto quote volume increased 3%, with a conversion rate growth of 2%.
Written premium per policy for both new and renewal Direct auto business decreased 1% during 2020, compared to last year, primarily reflecting a reduction in rates in response to lower loss costs recognized during the year and our expectation of future loss costs.
E. Commercial Lines

	Growth Over Prior Year
	2020	2019	2018
Applications - Auto
New	5%	11%	12%
Renewal	6	9	6
Written premium per policy	4	8	14
Policy life expectancy Trailing 12-months	5	(2)	1
Note: Table excludes our TNC and business owners policy businesses.
Our Commercial Lines business operates in five traditional business markets, which include business auto, for-hire transportation, contractor, for-hire specialty, and tow markets, and writes transportation network company (TNC) business and business owners policy (BOP) insurance.
Our commercial auto product experienced solid year-over-year new application growth in 2020, reflecting an increase in conversion, a generally strong economy, and our competitiveness in the marketplace. New application growth during the year was primarily driven by growth in our for-hire transportation business market target, due to greater demand for shipping services in light of the pandemic.
In addition, we continue to believe we are well positioned to offer competitive rates to the safety conscious owners/operators and small fleets through Smart Haul®, our predictive usage-based insurance program, which is predominantly used by our for-hire transportation policyholders.
We continue to monitor the growth and profitability across all of our business market targets and will impose underwriting restrictions when we believe it is necessary to meet our profitability objectives.
During the year, we expanded our footprint in the TNC business by adding a total of 3 states plus the District of Columbia to our rideshare coverage. Offsetting the impact of expansion, TNC premiums were down significantly compared to last year due to a reduction in the miles driven under these policies as a result of the COVID-19 restrictions put in place starting in mid-March 2020, and the social distancing guidelines that remain. We began to see mileage increase as rideshare usage started to recover during the second half of 2020.
We also continued to invest in our BOP product during 2020, geared specifically to small businesses typically with fewer than 20 employees, by adding our BOP product to our digital BusinessQuote Explorer® platform. In 2020, we expanded our BOP coverage to 13 new states.
App.-A-62

F. Property

	Growth Over Prior Year
	2020	2019	2018
Applications
New	12%	(1)%	53%
Renewal	14	22	25
Written premium per policy	0	2	(3)
Policy life expectancy Trailing 12-months	(3)	(1)	(3)

Our Property business writes residential property insurance for homeowners, other property owners, and renters, in the agency and direct channels. During 2020, the Property business experienced an increase in new applications, primarily driven by growth in our direct channel and our Robinsons consumer segment, as discussed above, and a continued rebound in the housing market for new home sales.
During 2020, we made targeted rate increases in hail prone states and will continue to increase rates where needed to get us more closely in line with our profitability target. However, our Property business experienced flat written premium per policy on a year-over-year basis, primarily attributable to a shift in the mix of business to a larger share of renters policies, which have lower written premiums per policy.
Our Property segment was not significantly impacted by COVID-19 restrictions during the year.
G. Litigation
The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies issued by its subsidiaries in the ordinary course of business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.

In addition, various Progressive entities are named as defendants in a number of alleged class/collective/representative actions or individual lawsuits arising out of the operations of the insurance subsidiaries. These cases include those alleging damages as a result of, among other things, our practices in evaluating or paying medical or injury claims or benefits, including, but not limited to, personal injury protection, medical payments, uninsured motorist/underinsured motorist, and bodily injury benefits, and for reimbursing medical costs incurred by Medicare/
Medicaid beneficiaries; our practices in evaluating or paying physical damage claims, including, but not limited to, our payment of total loss claims and labor rates paid to auto body repair shops; our insurance product design, including our response to the COVID-19 pandemic; employment matters; and cases challenging other aspects of our claims or marketing practices or other business operations. Other insurance companies and/or large employers face many of these same issues. During the last three years, we have settled several class/collective action and individual lawsuits. These settlements did not have a material effect on our financial condition, cash flows, or results of operations. See Note 12 – Litigation for a more detailed discussion.
H. Income Taxes
At December 31, 2020 and 2019, we had net current income taxes payable of $163.5 million and $224.0 million, respectively, which were reported as part of “other liabilities.” The decrease in 2020 primarily resulted from the application of $48.8 million of the protective deposit that we made in the prior year against additional taxes and interest owed for 2016. See Note 5 – Income Taxes for further information.
A deferred tax asset or liability is a tax benefit or expense that is expected to be realized in a future tax return. At December 31, 2020 and 2019, we reported net deferred tax liabilities. We determined that we did not need a valuation allowance on our gross deferred tax assets for either year. Although realization of the gross deferred tax assets is not assured, management believes it is more likely than not that the gross deferred tax assets will be realized based on our expectation we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.
Our effective tax rate was 20% for 2020, compared to 23% and 17% for 2019 and 2018, respectively. The decrease in the effective tax rate during 2020, compared to 2019, was primarily attributable to the reversal of prior year tax credits in 2019 as discussed in Note 5 – Income Taxes. The effective tax rate in 2020, 2019, and 2018, also reflects $0, $38.1 million, and $71.0 million, respectively, of federal tax benefits resulting from our investments in renewable energy; all of the tax benefits from these investments were recorded in our income tax provision during 2019 and 2018, respectively.
Consistent with prior years, we had no uncertain tax positions. See Note 5 – Income Taxes for further information.
App.-A-63

IV.   RESULTS OF OPERATIONS – INVESTMENTS
A. Portfolio Summary
At year-end 2020, the fair value of our investment portfolio was $47.5 billion, compared to $39.3 billion at year-end 2019. The increase during the year primarily reflected cash flows from operations of $6.9 billion and the $1.0 billion of proceeds from the debt issued during March, partially offset by $1.6 billion related to the payment of shareholder dividends during 2020.

Our investment income (interest and dividends) decreased 10% in 2020 due to a decrease in the portfolio yield, which was partially offset by an increase in average assets. Our investment income increased 27% in 2019, as compared to the prior year, reflecting both higher average assets and yields. Our total net realized gains (losses) include gains (losses) from security sales, holding period gains (losses), and impairment losses. For 2019 and 2018, the impairment losses solely related to “other asset” impairments on renewable energy tax credit fund investments.
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

The following summarizes investment results for the years ended December 31:

	2020	2019	2018
Pretax recurring investment book yield	2.4%	3.1%	2.8%
Weighted average FTE book yield	2.4	3.1	2.9
FTE total return:
Fixed-income securities	6.7	6.0	1.5
Common stocks	24.3	30.5	(4.4)
Total portfolio	7.9	7.9	1.2

The decrease in the book yield during 2020 reflects investing new cash from operations and portfolio turnover during the year in lower interest rate securities. The year-over-year increase in our fixed-income total return was the result of a reduction in interest rates and narrowing credit spreads in the last three quarters of the year.

A further break-down of our FTE total returns for our fixed-income portfolio for the years ended December 31, follows:

	2020	2019	2018
Fixed-income securities:
U.S. Treasury Notes	7.4%	4.9%	1.3%
Municipal bonds	9.4	5.5	2.3
Corporate bonds	8.4	8.9	1.0
Residential mortgage-backed securities	3.0	3.3	2.7
Commercial mortgage-backed securities	4.2	6.2	2.1
Other asset-backed securities	2.8	3.4	2.2
Preferred stocks	6.6	13.8	(1.9)
Short-term investments	1.0	2.4	2.0
App.-A-64

C. Portfolio Allocation
The composition of the investment portfolio at December 31, was:

($ in millions)	Fair Value	% of Total Portfolio	Duration (years)	Rating[1]
2020
U.S. government obligations	$12,740.0	26.8%	3.3	AAA
State and local government obligations	3,221.8	6.8	4.4	AA
Corporate debt securities	10,185.2	21.4	3.8	BBB
Residential mortgage-backed securities	509.5	1.1	1.0	AA
Commercial mortgage-backed securities	6,175.1	13.0	3.2	AA-
Other asset-backed securities	3,784.6	7.9	1.0	AA+
Preferred stocks	1,642.6	3.5	3.6	BBB-
Short-term investments	5,218.5	11.0	<0.1	AA
Total fixed-income securities	43,477.3	91.5	2.9	AA-
Common equities	4,053.0	8.5	na	na
Total portfolio[2]	$47,530.3	100.0%	2.9	AA-

2019
U.S. government obligations	$13,251.1	33.7%	4.9	AAA
State and local government obligations	1,713.3	4.4	3.1	AA+
Corporate debt securities	7,067.7	18.0	2.7	BBB
Residential mortgage-backed securities	627.5	1.6	0.9	AA
Commercial mortgage-backed securities	5,076.2	12.9	2.0	AA
Other asset-backed securities	5,179.5	13.2	0.8	AAA-
Preferred stocks	1,233.9	3.2	2.6	BBB-
Short-term investments	1,798.8	4.6	0.1	AA-
Total fixed-income securities	35,948.0	91.6	3.0	AA
Common equities	3,306.3	8.4	na	na
Total portfolio[2]	$39,254.3	100.0%	3.0	AA
na = not applicable
1 Represents ratings at December 31, 2020 and 2019. Credit quality ratings are assigned by nationally recognized statistical rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between AAA and AA+, we assign an internal rating of AAA-.
2 Our portfolio reflects the effect of net unsettled security transactions; at December 31, 2020, $95.5 million was included in “other liabilities,” compared to $11.9 million at December 31, 2019.
The total fair value of the portfolio at December 31, 2020 and 2019, included $6.2 billion and $3.2 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions. A portion of these investments were sold and proceeds used to pay our common share dividends, see Note 14 – Dividends for additional information.
Our asset allocation strategy is to maintain 0-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities.

We define Group I securities to include:
•common equities,
•nonredeemable preferred stocks,
•redeemable preferred stocks, except for 50% of investment-grade redeemable preferred stocks with cumulative dividends, which are included in Group II, and
•all other non-investment-grade fixed-maturity securities.
Group II securities include:
•short-term securities, and
•all other fixed-maturity securities, including 50% of investment-grade redeemable preferred stocks with cumulative dividends.
We believe this asset allocation strategy allows us to appropriately assess the risks associated with these securities for capital purposes and is in line with the treatment by our regulators.
App.-A-65

The following table shows the composition of our Group I and Group II securities at December 31:

	2020		2019
($ in millions)	Fair Value	% of Total Portfolio	Fair Value	% of Total Portfolio
Group I securities:
Non-investment-grade fixed maturities	$1,006.4	2.1%	$327.2	0.8%
Redeemable preferred stocks[1]	97.3	0.2	117.6	0.3
Nonredeemable preferred stocks	1,447.9	3.1	1,038.9	2.7
Common equities	4,053.0	8.5	3,306.3	8.4
Total Group I securities	6,604.6	13.9	4,790.0	12.2
Group II securities:
Other fixed maturities	35,707.2	75.1	32,665.5	83.2
Short-term investments	5,218.5	11.0	1,798.8	4.6
Total Group II securities	40,925.7	86.1	34,464.3	87.8
Total portfolio	$47,530.3	100.0%	$39,254.3	100.0%
1 Included non-investment-grade redeemable preferred stocks of $40.2 million at December 31, 2019; we held no non-investment-grade redeemable preferred stocks at December 31, 2020.
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
Unrealized Gains and Losses
As of December 31, 2020, our fixed-maturity portfolio had pretax net unrealized gains, recorded as part of accumulated other comprehensive income, of $1,206.6 million, compared to $459.4 million at December 31, 2019. The change from December 2019, reflected decreasing interest rates, which resulted in valuation increases in all fixed-maturity sectors, most prominently in the U.S. government, municipal, and corporate portfolios.
See Note 2 – Investments for further details on our gross unrealized gains (losses).
App.-A-66

Holding Period Gains (Losses)
The following table provides the balance and activity for both the gross and net holding period gains (losses) for 2020:

(millions)	Gross Holding Period Gains	Gross Holding Period Losses	Net Holding Period Gains (Losses)
Balance at December 31, 2019
Hybrid fixed-maturity securities	$7.8	$0	$7.8
Equity securities	2,263.9	(15.5)	2,248.4
Total holding period securities	2,271.7	(15.5)	2,256.2
Current year change in holding period securities
Hybrid fixed-maturity securities	7.4	0	7.4
Equity securities	697.6	8.9	706.5
Total changes in holding period securities	705.0	8.9	713.9
Balance at December 31, 2020
Hybrid fixed-maturity securities	15.2	0	15.2
Equity securities	2,961.5	(6.6)	2,954.9
Total holding period securities	$2,976.7	$(6.6)	$2,970.1

Changes in holding period gains (losses), similar to unrealized gains (losses) in our fixed-maturity portfolio, are the result of changes in market performance as well as sales of securities based on various portfolio management decisions.

Fixed-Income Securities
The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. Following are the primary exposures for the fixed-income portfolio.

Interest Rate Risk This risk includes the change in value resulting from movements in the underlying market rates of debt securities held. We manage this risk by maintaining the portfolio’s duration (a measure of the portfolio’s exposure to changes in interest rates) between 1.5 and 5 years. The duration of the fixed-income portfolio was 2.9 years at December 31, 2020, compared to 3.0 years at December 31, 2019. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) is monitored on a regular basis.
The duration distribution of our fixed-income portfolio, excluding short-term investments, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, at December 31, was:

Duration Distribution	2020	2019
1 year	19.5%	23.9%
2 years	18.7	11.8
3 years	24.9	20.6
5 years	18.5	23.1
7 years	10.9	15.1
10 years	7.5	5.5
Total fixed-income portfolio	100.0%	100.0%

Credit Rate Risk This exposure is managed by maintaining an A+ minimum average portfolio credit quality rating, as defined by NRSROs. Our credit quality rating was above the minimum threshold during both 2020 and 2019.
The credit quality distribution of the fixed-income portfolio at December 31, was:

Rating	2020	2019
AAA	53.3%	60.8%
AA	9.8	9.9
A	11.1	7.9
BBB	22.9	19.5
Non-investment grade/non-rated:[1]
BB	2.4	1.4
B	0.2	0.3
CCC and lower	0.1	0
Non-rated	0.2	0.2
Total fixed-income portfolio	100.0%	100.0%
1 The ratings in the table above are assigned by NRSROs. The non-investment grade fixed-income securities based upon our Group I classification represented 2.9% of the total fixed-income portfolio at December 31, 2020, compared to 1.7% at December 31, 2019.

Concentration Risk Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state’s general obligation bonds, to 2.5% of shareholders’ equity, while the single issuer guideline on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders’ equity. Additionally, the guideline applicable to any state’s general obligation bonds is 6% of shareholders’ equity. We consider concentration risk both overall and in the context of individual asset classes and
App.-A-67

sectors, including but not limited to common equities, residential and commercial mortgage-backed securities, municipal bonds, and high-yield bonds. At December 31, 2020 and 2019, we were within all of the constraints described above.

Prepayment and Extension Risk We are exposed to this risk especially in our asset-backed (i.e., structured product) and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended will have a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. Our holdings of different types of structured debt and preferred securities help manage this risk. During 2020 and 2019, we did not experience significant adverse prepayment or extension of principal relative to our cash flow expectations in the portfolio.

Liquidity Risk Our overall portfolio remains very liquid and we believe that it is sufficient to meet expected near-term liquidity requirements. The short-to-intermediate duration of our portfolio provides a source of liquidity, as we expect approximately $4.9 billion, or 19.3%, of principal repayment from our fixed-income portfolio, excluding U.S. Treasury Notes and short-term investments, during 2021. Cash from interest and dividend payments provides an additional source of recurring liquidity.
The duration of our U.S. government obligations, which are included in the fixed-income portfolio, was comprised of the following at December 31, 2020:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes
Less than one year	$895.3	0.5
One to two years	3,377.1	1.6
Two to three years	3,208.1	2.6
Three to five years	3,428.2	4.2
Five to seven years	850.4	6.2
Seven to ten years	980.9	8.5
Total U.S. Treasury Notes	$12,740.0	3.3
App.-A-68

ASSET-BACKED SECURITIES
Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gains (Losses)	% of Asset- Backed Securities	Duration (years)	Rating (at period end)[1]
2020
Residential mortgage-backed securities	$509.5	$6.2	4.9%	1.0	AA
Commercial mortgage-backed securities	6,175.1	132.5	59.0	3.2	AA-
Other asset-backed securities	3,784.6	39.6	36.1	1.0	AA+
Total asset-backed securities	$10,469.2	$178.3	100.0%	2.3	AA
2019
Residential mortgage-backed securities	$627.5	$2.5	5.8%	0.9	AA
Commercial mortgage-backed securities	5,076.2	55.5	46.6	2.0	AA
Other asset-backed securities	5,179.5	14.8	47.6	0.8	AAA-
Total asset-backed securities	$10,883.2	$72.8	100.0%	1.4	AA+
1 The credit quality ratings are assigned by NRSROs.
Residential Mortgage-Backed Securities (RMBS) The following table details the credit quality rating and fair value of our RMBS, along with the loan classification and a comparison of the fair value at December 31, 2020, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Residential Mortgage-Backed Securities (at December 31, 2020)
($ in millions) Rating[1]	Non-Agency	Government/GSE[2]	Total	% of Total
AAA	$339.6	$1.9	$341.5	67.0%
AA	79.6	0.6	80.2	15.8
A	30.4	0	30.4	6.0
BBB	11.1	0	11.1	2.2
Non-investment grade/non-rated:
BB	1.2	0	1.2	0.2
B	11.4	0	11.4	2.2
CCC and lower	9.7	0	9.7	1.9
Non-rated	24.0	0	24.0	4.7
Total fair value	$507.0	$2.5	$509.5	100.0%
Increase (decrease) in value	1.2%	8.3%	1.2%
1 The credit quality ratings are assigned by NRSROs; when we assign the NAIC ratings for our RMBS, $40.5 million of our non-investment-grade securities are rated investment grade and classified as Group II and $5.8 million, or 1.1% of our total RMBS, are not rated by the NAIC and are classified as Group I.
2 The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).
In the residential mortgage-backed sector, our portfolio consists of deals that are backed by high-credit quality borrowers or have strong structural protections through underlying loan collateralization. In our view, the risk/reward potential during 2020 was lower in this portfolio relative to other comparable investments.
App.-A-69

Commercial Mortgage-Backed Securities (CMBS) The following table details the credit quality rating and fair value of our CMBS, along with a comparison of the fair value at December 31, 2020, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Commercial Mortgage-Backed Securities (at December 31, 2020)
($ in millions) Rating[1]	Multi-Borrower	Single-Borrower	Total	% of Total
AAA	$456.9	$2,178.4	$2,635.3	42.7%
AA	27.7	1,625.2	1,652.9	26.8
A	42.2	951.7	993.9	16.1
BBB	33.6	759.7	793.3	12.8
Non-investment grade/non-rated:
BB	16.0	83.3	99.3	1.6
B	0.4	0	0.4	0
Total fair value	$576.8	$5,598.3	$6,175.1	100.0%
Increase (decrease) in value	3.1%	2.1%	2.2%
1 The credit quality ratings are assigned by NRSROs; when we assign the NAIC ratings for our CMBS, $35.3 million of our investment-grade securities are rated non-investment grade and classified as Group I, resulting in $135.0 million, or 2.2% of our total CMBS, being classified as Group I.

The CMBS portfolio experienced significant volatility in 2020. Throughout the year, our purchases and sales were contingent on overall spread levels. In the beginning of the year, spreads were reasonably tight and we selectively added securities in the new issue market while scaling back on positions that had performed well or were no longer core to our strategy. When spreads widened significantly through the second quarter, we added securities both in the new issue and secondary single-asset single-borrower (SASB) markets as well as selectively added new issue securities in other segments. As spreads tightened in the third and fourth quarters of 2020, we continued to add to the portfolio, albeit at a more measured pace. Toward the end of the year, spreads were in a more balanced range, so we adjusted our holdings based on relative value and our view of the underlying credits.
Other Asset-Backed Securities (OABS) The following table details the credit quality rating and fair value of our OABS, along with a comparison of the fair value at December 31, 2020, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Other Asset-Backed Securities (at December 31, 2020)
($ in millions) Rating	Automobile	Credit Card	Student Loan	Whole Business Securitizations	Equipment	Other	Total	% of Total
AAA	$1,267.6	$336.5	$206.9	$0	$752.2	$264.5	$2,827.7	74.7%
AA	165.9	0	26.6	0	101.3	16.1	309.9	8.2
A	38.0	0	10.2	0	131.2	61.6	241.0	6.4
BBB	2.5	0	0	403.5	0	0	406.0	10.7
Total fair value	$1,474.0	$336.5	$243.7	$403.5	$984.7	$342.2	$3,784.6	100.0%
Increase (decrease) in value	0.7%	0.6%	1.6%	1.9%	1.4%	0.9%	1.1%

As valuations across other asset classes were more attractive since March 2020, our OABS portfolio offered less relative value. We selectively added across the spectrum to our portfolio, mainly through the new issue market. We primarily focused on auto, equipment, credit card backed, and student loans. Due to amortization and scheduled paydowns, our portfolio decreased during the year.
App.-A-70

MUNICIPAL SECURITIES
The following table details the credit quality rating of our municipal securities at December 31, 2020, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2020)
(millions) Rating	General Obligations	Revenue Bonds	Total
AAA	$627.7	$328.5	$956.2
AA	471.3	1,029.0	1,500.3
A	0	763.7	763.7
BBB	0	1.6	1.6
Total	$1,099.0	$2,122.8	$3,221.8

Included in revenue bonds were $538.0 million of single-family housing revenue bonds issued by state housing finance agencies, of which $383.1 million were supported by individual mortgages held by the state housing finance agencies and $154.9 million were supported by mortgage-backed securities. Of the programs supported by mortgage-backed securities, approximately 25% were collateralized by Fannie Mae and Freddie Mac mortgages; the remaining 75% were collateralized by Ginnie Mae mortgages, which are fully guaranteed by the U.S. government.

Of the programs supported by individual mortgages held by the state housing finance agencies, the overall credit quality rating was AA+. Most of these mortgages were supported by FHA, VA, or private mortgage insurance providers. Throughout 2020, we added high-credit quality rated state general obligations, water and sewer, airport, and higher education revenue bonds. We also increased our focus on the taxable portion of the municipal market, which continued to grow and was more attractive to us on a relative basis.

CORPORATE SECURITIES
The following table details the credit quality rating of our corporate securities at December 31, 2020:

Corporate Securities (at December 31, 2020)
(millions) Rating	Consumer	Industrial	Communication	Financial Services	Technology	Basic Materials	Energy	Total
AAA	$0	$0	$0	$30.1	$0	$0	$0	$30.1
AA	152.9	0	0	144.6	26.2	0	8.1	331.8
A	579.2	101.5	233.2	1,038.6	286.1	129.5	67.3	2,435.4
BBB	2,340.8	1,580.2	172.9	1,281.8	358.2	44.0	743.9	6,521.8
Non-investment grade/non-rated:
BB	268.6	122.4	79.5	90.7	129.8	23.1	40.1	754.2
B	77.7	2.1	0	0	0	0	0	79.8
CCC and lower	32.1	0	0	0	0	0	0	32.1
Total fair value	$3,451.3	$1,806.2	$485.6	$2,585.8	$800.3	$196.6	$859.4	$10,185.2
During the first half of 2020, we took advantage of more attractive credit spreads prevailing in the market and increased the size of our corporate portfolio and its duration. As credit spreads narrowed later in the year, we sold some positions for which we believed the risk/reward for holding the positions was no longer justified.

Overall, our corporate securities are a larger percentage of the fixed-income portfolio when compared to last year. At December 31, 2020, the portfolio was 23.4% of our fixed-income portfolio, compared to 19.7% at December 31, 2019. We increased the size of this portfolio as we felt supportive fiscal and monetary policy would create an environment that would be conducive to a further compression in credit spreads. In addition, we lengthened our duration during the year and ended 2020 at 3.8 years, compared to 2.7 years at the end of 2019.
App.-A-71

PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE
The table below shows the exposure break-down for our preferred stocks by sector and rating at year end:

Preferred Stocks (at December 31, 2020)
	Financial services
(millions) Rating	U.S. Banks	Foreign Banks	Insurance	Other Financial	Industrials	Utilities	Total
A	$51.2	$0	$0	$9.6	$0	$0	$60.8
BBB	979.5	0	148.0	48.2	131.4	11.7	1,318.8
Non-investment grade/non-rated:
BB	25.8	119.3	0	0	24.3	41.9	211.3
Non-rated	0	0	0	35.0	16.7	0	51.7
Total fair value	$1,056.5	$119.3	$148.0	$92.8	$172.4	$53.6	$1,642.6
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
We also face the risk that dividend payments on our preferred stock holdings could be deferred for one or more periods or skipped entirely. As of December 31, 2020, all of our preferred securities continued to pay their dividends in full and on time. Approximately 79% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable.
During 2020, we added to our preferred stock portfolio, primarily purchasing nonredeemable preferred securities. The portfolio valuation improved from declines earlier in 2020, as equities increased, credit spreads narrowed, and investor sentiment improved.
Common Equities
Common equities, as reported on the consolidated balance sheets at December 31, were comprised of the following:

($ in millions)	2020		2019
Common stocks	$4,049.9	99.9%	$3,306.0	100.0%
Other risk investments	3.1	0.1	0.3	0
Total common equities	$4,053.0	100.0%	$3,306.3	100.0%
The majority of our common stock portfolio consists of individual holdings selected based on their contribution to the correlation with the Russell 1000 Index. We held 854 out of 1,017, or 84%, of the common stocks comprising the index at December 31, 2020, which made up 96% of the total market capitalization of the index. At December 31, 2020, the year-to-date total return of the indexed portfolio, based on GAAP income, was within the designated tracking error, which is +/- 50 basis points. In addition to the indexed portfolio, our common stock portfolio includes other common stocks we may hold, including one of our preferred stock holdings that went public as a common stock toward the end of the year and recognized a significant increase in value following the public offering.
The other risk investments consist of limited partnership interests. During 2020, we funded $0.4 million on a partnership investment and have an open funding commitment of $7.2 million at December 31, 2020 on this investment.

App.-A-72

The following is a summary of our indexed common stock portfolio holdings by sector compared to the Russell 1000 Index composition:

Sector	Equity Portfolio Allocation at December 31, 2020	Russell 1000 Allocation at December 31, 2020	Russell 1000 Sector Return in 2020
Consumer discretionary	16.9%	18.0%	42.9%
Consumer staples	5.3	5.4	7.1
Financial services	10.4	9.8	7.2
Health care	12.5	12.7	17.1
Materials and processing	1.7	1.9	17.6
Other energy	2.4	2.2	(30.8)
Producer durable	14.0	13.5	11.8
Real estate	3.1	3.0	(6.5)
Technology	27.3	27.0	46.7
Telecommunications	3.7	3.7	0.7
Utilities	2.7	2.8	(0.1)
Total common stocks	100.0%	100.0%	21.0%

For 2020, our common stock portfolio FTE total return was 24.3%, compared to 21.0% for the Russell 1000 Index, due to common stocks we hold outside of the index, as discussed above.
App.-A-73

V. CRITICAL ACCOUNTING POLICIES
Progressive is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in conformity with GAAP. Actual results could differ from those estimates in a variety of areas. The two areas we view as most critical with respect to the application of estimates and assumptions is the establishment of our loss reserves and the methods for measuring expected credit losses on financial instruments.
A. Loss and LAE Reserves
Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2020, we had $16.5 billion of net loss and LAE reserves, which included $13.2 billion of case reserves and $3.3 billion of incurred but not recorded (IBNR) reserves. Personal auto liability and commercial auto liability reserves represent approximately 94% of our total carried net reserves. For this reason, the following discussion focuses on our vehicle businesses.
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
In analyzing the ultimate accident year loss and LAE experience, our actuarial staff reviews in detail, at the subset level, frequency (number of losses per earned car year), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of our LAE costs. The loss ratio, a primary measure of loss experience, is equal to the product of frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses is not estimated. The actual frequency experienced will vary depending on the change in the mix in class of drivers we insure, but the frequency projections for these lines of business are generally stable in the short term, because a large majority of the parties involved in an accident report their claims within a short time period after the occurrence. The severity experienced by Progressive is much more difficult to estimate, especially for injury claims, since severity is affected by changes in underlying costs, such as medical costs, jury verdicts, and regulatory changes. In addition, severity will vary relative to the change in our mix of business by limit.
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
External items considered include the litigation atmosphere, changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro, countrywide level. The impact COVID-19 has on the items above, as well as additional considerations such as the type of accident and change in reporting patterns, are closely monitored.
At December 31, 2020, Progressive had $20.3 billion of carried gross reserves and $16.5 billion of net reserves (net of reinsurance recoverables on unpaid losses). Our net reserve balance implicitly assumes that the loss and LAE severity for accident year 2020 over accident year 2019 would be 11.9% higher for personal auto liability and 12.3% higher for commercial auto liability. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlements. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.
App.-A-74

The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2020, if during 2021 we were to experience the indicated change in our estimate of severity for the 2020 accident year (i.e., claims that occurred in 2020):

	Estimated Changes in Severity for Accident Year 2020
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$11,244.9	$11,492.1	$11,739.3	$11,986.5	$12,233.7
Commercial auto liability	3,675.6	3,723.2	3,770.8	3,818.4	3,866.0
Other[1]	957.5	957.5	957.5	957.5	957.5
Total	$15,878.0	$16,172.8	$16,467.6	$16,762.4	$17,057.2
1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2020 accident year would affect our personal auto liability reserves by $123.6 million and our commercial auto reserves by $23.8 million.
Our 2020 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2020, 2019, and 2018, in the aggregate, accounted for approximately 93% of our reserve balance. If during 2021 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2020, 2019, and 2018), the effect to our year-end 2020 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2020, 2019, and 2018
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$10,250.1	$10,994.7	$11,739.3	$12,483.9	$13,228.5
Commercial auto liability	3,501.6	3,636.2	3,770.8	3,905.4	4,040.0
Other[1]	957.5	957.5	957.5	957.5	957.5
Total	$14,709.2	$15,588.4	$16,467.6	$17,346.8	$18,226.0
1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2020, 2019, and 2018 accident years would affect our personal auto liability reserves by $372.3 million and our commercial auto reserves by $67.3 million.
Our best estimate of the appropriate amount for our reserves as of year-end 2020 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is “reasonably likely” to occur. The above tables show the potential favorable or unfavorable development we will realize if our estimates miss by 2% or 4%.
B. Credit Losses on Financial Instruments
An allowance for credit losses is established when the ultimate realization of a financial instrument is determined to be impaired due to a credit event. Measurement of expected credit losses is based on judgment when considering relevant information about past events, including historical loss experience, current conditions, and forecasts of the collectability of the reported financial instrument. The allowance for expected credit losses is measured and recorded at the point ultimate recoverability of the financial instrument is expected to be impaired, including upon the initial recognition of the financial instrument, where warranted. We evaluate financial instrument credit losses related to our available-for-sale securities, reinsurance recoverables, and premiums receivables.
Available-For-Sale Securities
We routinely monitor our fixed-maturity portfolio for pricing changes that might indicate potential losses exist and perform detailed reviews of securities with unrealized losses to determine if an allowance for credit losses, a change to an existing allowance (recovery or additional loss), or a write-off for an amount deemed uncollectible needs to be recorded. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to: (i) credit related losses, which are specific to the issuer (e.g., financial conditions, business prospects) where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security or (ii) market related factors, such as interest rates or credit spreads.
If we do not expect to hold the security to allow for a potential recovery of those expected losses, we will write off the security to fair value and recognize a realized loss in the comprehensive income statement.
For securities whose losses are credit related losses, and for which we do not intend to sell in the near term, we will
App.-A-75

review the non-market components to determine if a potential future credit loss exists, based on existing financial data available related to the fixed-maturity securities. If we anticipate that a credit loss exists, we will record an allowance for the credit loss and recognize a realized loss in the comprehensive income statement. For all securities for which an allowance for credit losses has been established, we will re-evaluate the securities, at least quarterly, to determine if further deterioration has occurred or if we project a subsequent recovery in the expected losses, which would require an adjustment to the allowance for credit losses. To the extent we determine that we will likely sell a security prior to recovery of the credit loss, or if the loss is deemed uncollectible, we will write-down the security to its fair value and reverse any credit loss allowance that may have been previously recorded.
For an unrealized loss that is determined to be related to current market conditions, we will not record an allowance for credit losses or a write-off of the fair value. We will continue to monitor these securities to determine if underlying factors other than the current market conditions are contributing to the loss in value.
Based on an analysis of our fixed-maturity portfolio, we have determined our allowance for credit losses related to available-for-sale securities was not material to our financial condition or results of operations for the period ending December 31, 2020.
Reinsurance Recoverables
We routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counter parties to our reinsurance recoverables. At December 31, 2020, approximately 75% of our reinsurance recoverables were held in several mandatory state pools, including the Michigan Catastrophic Claims Association, Florida Hurricane Catastrophe Fund, and North Carolina Reinsurance Facility, and in plans where we act as a servicing agent to state-mandated involuntary plans for commercial vehicles (Commercial Automobile Insurance Procedures/Plans) and as a participant in the “Write Your
Own” program for federally regulated plans for flood (National Flood Insurance Program). All of these programs are governed by insurance regulations. The remaining balance of our recoverables are composed of voluntary external contractual arrangements that primarily relate to the Property business and to our transportation network company (TNC) business written by our Commercial Lines business. For these privately placed reinsurance arrangements, we regularly monitor reinsurer credit strength and analyze our reinsurance recoverable balances for expected credit losses at least quarterly, or more frequently if indicators of reinsurer credit deterioration, either individually or in aggregate, exists. For at-risk uncollateralized recoverable balances, we evaluate a number of reinsurer specific factors, including reinsurer credit quality rating, credit rating outlook, historical experience, reinsurer surplus, recoverable duration, and collateralization composition in respect to our net exposure (i.e., the reinsurance recoverable amount less premiums payable to the reinsurer, where the right to offset exists). Based on this assessment, reinsurers with credit risks will be individually subject to a credit default model, and an allowance for credit loss will be established, where warranted.
Based on the analysis of reinsurers, we have determined our allowance for credit losses related to our reinsurance recoverables was not material to our financial condition or results of operations for the period ending December 31, 2020.
Premium Receivables
We routinely monitor historical premium collections data for our premiums receivable balances, through actuarial analyses, to project the future recoverability of recorded receivables. As part of these analyses, we determine historical collectability rates and modify those rates based on current economic assumptions to establish estimates on default. These rates are applied to the stratified subsets of our consumer receivable balances, based on the age of the receivable to establish an allowance for credit losses. See Note 1 – Reporting and Accounting Policies for a description of our process and a rollforward of the allowance account during 2020 and 2019.

App.-A-76

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Investors are cautioned that certain statements in this report not based upon historical fact are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements often use words such as “estimate,” “expect,” “intend,” “plan,” “believe,” and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. Forward-looking statements are based on current expectations and projections about future events, and are subject to certain risks, assumptions and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to:

•our ability to underwrite and price risks accurately and to charge adequate rates to policyholders;
•our ability to establish accurate loss reserves;
•the impact of severe weather, other catastrophe events and climate change;
•the effectiveness of our reinsurance programs;
•the highly competitive nature of property-casualty insurance markets;
•whether we innovate effectively and respond to our competitors’ initiatives;
•whether we effectively manage complexity as we develop and deliver products and customer experiences;
•how intellectual property rights could affect our competitiveness and our business operations;
•whether we adjust claims accurately;
•our ability to maintain a recognized and trusted brand;
•our ability to attract, develop and retain talent and maintain appropriate staffing levels;
•compliance with complex laws and regulations;
•litigation challenging our business practices, and those of our competitors and other companies;
•the impacts of a security breach or other attack involving our computer systems or the systems of one or more of our vendors;
•the secure and uninterrupted operation of the facilities, systems, and business functions that are critical to our business;
•the success of our efforts to develop new products or enter into new areas of business and navigate related risks;
•our continued ability to send and accept electronic payments;
•the possible impairment of our goodwill or intangible assets;
•the performance of our fixed-income and equity investment portfolios;
•the potential elimination of, or change in, the London Interbank Offered Rate;
•our continued ability to access our cash accounts and/or convert securities into cash on favorable terms;
•the impact if one or more parties with which we enter into significant contracts or transact business fail to perform;
•legal restrictions on our insurance subsidiaries’ ability to pay dividends to The Progressive Corporation;
•limitations on our ability to pay dividends on our common shares under the terms of our outstanding preferred shares;
•our ability to obtain capital when necessary to support our business and potential growth;
•evaluations by credit rating and other rating agencies;
•the variable nature of our common share dividend policy;
•whether our investments in certain tax-advantaged projects generate the anticipated returns;
•the impact from not managing to short-term earnings expectations in light of our goal to maximize the long-term value of the enterprise;
•impacts from the outbreak of the novel coronavirus, or COVID-19, and the restrictions put in place to help slow and/or stop the spread of the virus; and
•other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission, including, without limitation, the Risk Factors section of our Annual Report on Form 10-K for the year ending December 31, 2020.

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
App.-A-77

Supplemental Information
The Progressive Corporation and Subsidiaries
Quarterly Financial and Common Share Data
(unaudited)

(millions – except per share amounts)					Stock Price[1]
Quarter	Total Revenues	Net Income	Net Income Attributable to Progressive[2]	Per Common Share[3]	Close	Rate of Return[4]	Dividends Declared Per Common Share[4]
2020
1	$9,323.4	$699.1	$692.7	$1.17	$73.84		$0.10
2	10,971.7	1,790.4	1,790.4	3.04	80.11		0.10
3	10,947.2	1,530.8	1,530.8	2.59	94.67		0.10
4	11,415.8	1,684.3	1,684.3	2.85	98.88		4.60
	$42,658.1	$5,704.6	$5,704.6	$9.66	$98.88	41.4%	$4.90
2019
1	$9,300.0	$1,082.8	$1,078.4	$1.83	$72.09		$0.10
2	9,450.7	979.0	979.4	1.66	79.93		0.10
3	9,530.5	843.6	841.7	1.42	77.25		0.10
4	10,741.1	1,074.6	1,070.8	1.81	72.39		2.35
	$39,022.3	$3,980.0	$3,970.3	$6.72	$72.39	25.1%	$2.65
2018
1	$7,430.1	$729.8	$718.0	$1.22	$60.93		$0
2	8,018.0	701.2	704.2	1.19	59.15		0
3	8,495.8	930.2	928.4	1.57	71.04		0
4	8,035.1	259.8	264.7	0.44	60.33		2.5140
	$31,979.0	$2,621.0	$2,615.3	$4.42	$60.33	9.3%	$2.5140
1 Prices are as reported on the New York Stock Exchange (NYSE). Progressive’s common shares are listed under the symbol PGR.
2 The 2020 sum does not equal the total due to the reclassification of $6.4 million of income attributable to noncontrolling interest for the three months ended March 31, 2020, as a result of the purchase of all remaining outstanding stock of ARX Holding Corp. in April 2020.
3 Represents diluted earnings per common share. Based on net income available to Progressive common shareholders, which is net of preferred share dividends. The sum may not equal the total because the average equivalent shares differ in the quarterly and annual periods.
4 Represents annual rate of return, assuming dividend reinvestment. For a discussion of Progressive’s dividend policy, see Note 14 – Dividends for further information.

App.-A-82

The Progressive Corporation and Subsidiaries
Ten Year Summary – Selected Financial Information
(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2020	2019	2018	2017	2016
Net premiums written	$40,568.7	$37,577.9	$32,609.9	$27,132.1	$23,353.5
Growth	8%	15%	20%	16%	14%
Net premiums earned	$39,261.6	$36,192.4	$30,933.3	$25,729.9	$22,474.0
Growth	8%	17%	20%	14%	13%
Policies in force (thousands):
Personal Lines	21,413.5	19,408.6	17,759.0	16,075.5	14,656.8
Growth	10%	9%	10%	10%	6%
Commercial Lines	822.0	751.4	696.9	646.8	607.9
Growth	9%	8%	8%	6%	9%
Property[1]	2,484.4	2,202.1	1,936.5	1,461.7	1,201.9
Growth[1]	13%	14%	32%	22%	12%
Total revenues	$42,658.1	$39,022.3	$31,979.0	$26,839.0	$23,441.4
Underwriting margins:[2]
Personal Lines	13.2%	9.5%	9.7%	6.9%	4.7%
Commercial Lines	13.0%	10.4%	13.3%	7.7%	6.4%
Property[1]	(7.1)%	(1.7)%	(6.9)%	(5.1)%	3.8%
Total underwriting operations	12.3%	9.1%	9.4%	6.6%	4.9%
Net income attributable to Progressive	$5,704.6	$3,970.3	$2,615.3	$1,592.2	$1,031.0
Per common share - diluted	9.66	6.72	4.42	2.72	1.76
Average equivalent common shares - diluted	587.6	587.2	586.7	585.7	585.0
Comprehensive income attributable to Progressive	$6,291.9	$4,432.9	$2,520.1	$1,941.0	$1,164.0
Total assets	$64,098.3	$54,895.3	$46,575.0	$38,701.2	$33,427.5
Debt outstanding	5,396.1	4,407.1	4,404.9	3,306.3	3,148.2
Redeemable noncontrolling interest	0	225.6	214.5	503.7	483.7
Total shareholders’ equity	17,038.6	13,673.2	10,821.8	9,284.8	7,957.1
Statutory surplus	15,194.6	13,671.1	11,571.8	9,664.4	8,560.0
Common shares outstanding	585.2	584.6	583.2	581.7	579.9
Common share close price (at December 31)	$98.88	$72.39	$60.33	$56.32	$35.50
Rate of return[3]	41.4%	25.1%	9.3%	61.6%	14.7%
Market capitalization	$57,864.6	$42,319.2	$35,184.5	$32,761.3	$20,586.5
Book value per common share	28.27	22.54	17.71	15.96	13.72
Ratios:
Return on average common shareholders’ equity:
Net income attributable to Progressive	35.6%	31.3%	24.7%	17.8%	13.2%
Comprehensive income attributable to Progressive	39.3%	35.0%	23.8%	21.7%	14.9%
Debt to total capital[4]	24.1%	24.4%	28.9%	26.3%	28.3%
Price to earnings	10.2	10.8	13.6	20.7	20.2
Price to book	3.5	3.2	3.4	3.5	2.6
Net premiums written to statutory surplus	2.7	2.7	2.8	2.8	2.7
Statutory combined ratio	87.9	90.5	89.9	92.8	94.8
Dividends declared per common share[5]	$4.90	$2.65	$2.5140	$1.1247	$0.6808
Number of people employed	43,326	41,571	37,346	33,656	31,721
1 We began reporting our Property business as a segment on April 1, 2015, therefore, year-over-year growth for 2015 is not applicable (NA).
2 Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 10 – Segment Information, as a percentage of net premiums earned.
3 Represents annual rate of return, assuming dividend reinvestment.
App.-A-83

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2015	2014	2013	2012	2011
Net premiums written	$20,564.0	$18,654.6	$17,339.7	$16,372.7	$15,146.6
Growth	10%	8%	6%	8%	5%
Net premiums earned	$19,899.1	$18,398.5	$17,103.4	$16,018.0	$14,902.8
Growth	8%	8%	7%	7%	4%
Policies in force (thousands):
Personal Lines	13,764.7	13,261.9	13,056.4	12,735.3	12,283.8
Growth	4%	2%	3%	4%	5%
Commercial Lines	555.8	514.7	514.6	519.6	509.1
Growth	8%	0%	(1)%	2%	0%
Property[1]	1,076.5	—	—	—	—
Growth[1]	NA	—	—	—	—
Total revenues	$20,853.8	$19,391.4	$18,170.9	$17,083.9	$15,774.6
Underwriting margins:[2]
Personal Lines	6.5%	6.7%	6.6%	4.4%	6.8%
Commercial Lines	15.9%	17.2%	6.5%	5.2%	9.1%
Property[1]	10.1%	—	—	—	—
Total underwriting operations	7.5%	7.7%	6.5%	4.4%	7.0%
Net income attributable to Progressive	$1,267.6	$1,281.0	$1,165.4	$902.3	$1,015.5
Per common share - diluted	2.15	2.15	1.93	1.48	1.59
Average equivalent common shares - diluted	589.2	594.8	603.6	607.8	636.9
Comprehensive income attributable to Progressive	$1,044.9	$1,352.4	$1,246.1	$1,080.8	$924.3
Total assets	$29,819.3	$25,787.6	$24,408.2	$22,694.7	$21,844.8
Debt outstanding	2,707.9	2,164.7	1,860.9	2,063.1	2,442.1
Redeemable noncontrolling interest	464.9	—	—	—	—
Total shareholders’ equity	7,289.4	6,928.6	6,189.5	6,007.0	5,806.7
Statutory surplus	7,575.5	6,442.8	5,991.0	5,605.2	5,269.2
Common shares outstanding	583.6	587.8	595.8	604.6	613.0
Common share close price (at December 31)	$31.80	$26.99	$27.27	$21.10	$19.51
Rate of return[3]	20.9%	5.3%	30.9%	15.4%	0.2%
Market capitalization	$18,558.5	$15,864.7	$16,247.5	$12,757.1	$11,959.6
Book value per common share	12.49	11.79	10.39	9.94	9.47
Ratios:
Return on average common shareholders’ equity:
Net income attributable to Progressive	17.2%	19.1%	17.7%	14.5%	16.5%
Comprehensive income attributable to Progressive	14.2%	20.1%	19.0%	17.4%	15.0%
Debt to total capital[4]	27.1%	23.8%	23.1%	25.6%	29.6%
Price to earnings	14.8	12.6	14.1	14.3	12.3
Price to book	2.5	2.3	2.6	2.1	2.1
Net premiums written to statutory surplus	2.7	2.9	2.9	2.9	2.9
Statutory combined ratio	91.8	92.1	93.4	95.2	92.9
Dividends declared per common share[5]	$0.8882	$0.6862	$1.4929	$1.2845	$0.4072
Number of people employed	28,580	26,501	26,145	25,889	25,007
4 Ratio reflects debt as a percent of debt plus shareholders’ equity; redeemable noncontrolling interest is not part of this calculation.
5 Represents dividends pursuant to the dividend policy in place for the applicable year, plus special cash dividends of $1.00 per common share in 2013 and 2012 (see Note 14 – Dividends for further discussion).

App.-A-84

The Progressive Corporation and Subsidiaries
Performance Graph
(unaudited)
The following performance graph compares the performance of Progressive’s Common Shares (“PGR”) to the Standard & Poor’s Index (“S&P Index”) and the Value Line Property/Casualty Industry Group (“P/C Group”) for the last five years.
Cumulative Five-Year Total Return*
PGR, S&P Index, P/C Group (Performance Results through 12/31/20)

$400
$300
$200
$100
$0
2015
2016
2017
2018
2019
2020
PGR
S&P Index
P/C Group

	(Assumes $100 was invested at the close of trading on December 31, 2015)
For the years ended December 31,	2016	2017	2018	2019	2020
PGR	$114.74	$185.44	$202.72	$253.51	$358.42
S&P Index	111.93	136.40	130.40	171.48	202.92
P/C Group[1]	118.26	148.59	147.61	187.90	195.18
*Assumes reinvestment of dividends
1 Per Value Line Publishing LLC

App.-A-85

The Progressive Corporation and Subsidiaries
Quantitative Market Risk Disclosures
(unaudited)
Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2020, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. The discussion below relates to instruments entered into for purposes other than trading; we had no trading financial instruments at December 31, 2020 and 2019. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for our discussion of the qualitative information about market risk.
Financial instruments subject to interest rate risk were:

	Fair Value
	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change[1]	Change[1]	Actual	Change	Change
U.S. government obligations	$12,905.6	$12,905.6	$12,740.0	$12,326.0	$11,931.0
State and local government obligations	3,304.6	3,304.3	3,221.8	3,080.7	2,939.9
Asset-backed securities	10,568.4	10,568.4	10,469.2	10,231.7	9,993.1
Corporate securities	10,371.6	10,371.6	10,185.2	9,810.3	9,452.9
Preferred stocks	1,671.1	1,643.8	1,642.6	1,587.2	1,525.9
Short-term investments	5,218.5	5,218.5	5,218.5	5,214.9	5,211.2
Total at December 31, 2020	$44,039.8	$44,012.2	$43,477.3	$42,250.8	$41,054.0
Total at December 31, 2019	$37,869.2	$37,056.0	$35,948.0	$34,903.2	$33,908.6
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
Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities at December 31, 2020	$3,612.3	$4,053.0	$4,493.7
Common equities at December 31, 2019	$2,975.7	$3,306.3	$3,636.9
The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common stock portfolio’s weighted average beta of 1.09 for 2020 and 1.00 for 2019. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movements. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of our securities without betas is 0.1%.
App.-A-86

The Progressive Corporation and Subsidiaries
Net Premiums Written by State
(unaudited)

($ in millions)	2020		2019		2018		2017		2016
Florida	$5,533.7	13.6%	$5,233.4	13.9%	$4,700.9	14.4%	$3,808.0	14.0%	$3,305.1	14.1%
Texas	4,530.5	11.2	4,081.0	10.8	3,388.6	10.4	2,704.9	10.0	2,226.8	9.5
California	2,241.2	5.5	2,208.8	5.9	1,836.0	5.6	1,520.5	5.6	1,284.8	5.5
New York	1,932.8	4.8	1,843.2	4.9	1,699.0	5.2	1,472.8	5.4	1,279.4	5.5
Georgia	1,860.9	4.6	1,645.3	4.4	1,452.9	4.5	1,177.0	4.4	939.4	4.0
Michigan	1,797.6	4.4	1,673.5	4.4	1,423.7	4.4	1,186.8	4.4	971.3	4.2
Ohio	1,404.2	3.4	1,339.5	3.6	1,194.0	3.7	1,033.5	3.8	905.2	3.9
Pennsylvania	1,327.2	3.3	1,268.3	3.4	1,157.4	3.5	1,005.5	3.7	895.8	3.8
New Jersey	1,242.0	3.1	1,192.3	3.2	1,088.1	3.3	985.8	3.6	902.8	3.9
Louisiana	1,039.4	2.6	965.6	2.6	856.5	2.6	739.2	2.7	694.7	3.0
All other	17,659.2	43.5	16,127.0	42.9	13,812.8	42.4	11,498.1	42.4	9,948.2	42.6
Total	$40,568.7	100.0%	$37,577.9	100.0%	$32,609.9	100.0%	$27,132.1	100.0%	$23,353.5	100.0%

App.-A-87

Principal Office
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143
440-461-5000
progressive.com
24-Hour Insurance Quotes, Claims Reporting, and Customer Service

	Personal autos, motorcycles, recreational vehicles, homeowners, other property, and renters	Commercial autos/trucks, business property, and general liability
To receive a quote	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-806-9598 progressivecommercial.com
To report a claim	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-PROGRESSIVE (1-800-776-4737)
For customer service:
If you bought your policy through an independent agent or broker	1-800-925-2886 (1-800-300-3693 in California) progressive.com/agent	1-800-444-4487 progressivecommercial.com
If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-895-2886 progressivecommercial.com
In addition, iPhone® and Android® users can download the Progressive App to start a quote, report a claim, or service a policy.

Annual Meeting  The Annual Meeting of Shareholders will be held on May 7, 2021, at 10:00 a.m., eastern time. The meeting will be held by online webcast only. You will be able to attend the Annual Meeting, vote, and submit your questions during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/PGR2021. To participate in the meeting, you must have your 16-digit control number that is shown on your proxy card. You will not be able to attend the Annual Meeting in person. There were 1,896 shareholders of record on December 31, 2020.

Online Annual Report and Proxy Statement Our 2020 Annual Report to Shareholders can be found at: progressive.com/annualreport.

Our 2021 Proxy Statement and 2020 Annual Report to Shareholders, in a PDF format, can be found at: progressiveproxy.com.

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

Charitable Contributions  We contribute annually to: (i) The Insurance Institute for Highway Safety to further its work in reducing the human trauma and economic costs of auto accidents; (ii) Humble Design, a nonprofit organization we partnered with to furnish homes for families and veterans transitioning from homelessness; and, (iii) The Progressive Insurance Foundation, which provides matching funds to eligible 501(c)(3) charitable organizations to which employees contribute. Over the last five years, the matching funds provided by The Progressive Insurance Foundation averaged approximately $4 million per year. In 2020, we also contributed about $21.5 million to a variety of charitable organizations to assist shareholders, customers, employees, agents, and communities aimed at lessening the economic impact caused by the spread of the novel coronavirus, COVID-19.

Social Responsibility and Sustainability  Progressive uses an online format to communicate our social responsibility efforts, and we see sustainability as part of the value we bring to our shareholders, customers, employees, agents, and communities. Our social responsibility and sustainability reports can be found at: progressive.com/socialresponsibility and progressive.com/sustainability, respectively.

App.-A-89

Directors
Philip Bleser[3,5,7]	Lawton W. Fitt[2,4,5,7]	Patrick H. Nettles, Ph.D.[1,6,7]
Retired Chairman of Global Corporate	Chairperson of the Board,	Executive Chairman,
Banking,	Retired Partner,	Ciena Corporation
J. P. Morgan Chase & Co.	Goldman Sachs Group	(telecommunications)
(financial services)	(financial services)

Stuart B. Burgdoerfer[1,7]	Susan Patricia Griffith[2]	Barbara R. Snyder[3,7]
Executive Vice President and	President and	President,
Chief Financial Officer,	Chief Executive Officer,	The Association of American Universities
L Brands, Inc.	The Progressive Corporation	(higher education)
(retailing)

Pamela J. Craig[3,6,7]	Devin C. Johnson[7]	Jan E. Tighe[6,7]
Retired Chief Financial Officer,	Chief Operating Officer,	United States Navy, Vice Admiral, Retired
Accenture PLC	The SpringHill Company	(military)
(global management consulting)	(global consumer and entertainment)

Charles A. Davis[4,7]	Jeffrey D. Kelly[1,7]	Kahina Van Dyke[4,7]
Chief Executive Officer,	Retired Chief Operating Officer and	Global Head, Digital Channels and
Stone Point Capital LLC	Chief Financial Officer,	Client Data Analytics,
(private equity investing)	RenaissanceRe Holdings Ltd.	Standard Chartered PLC
	(reinsurance services)	(international banking)

Roger N. Farah[2,3,5,7]
Former Executive Director,
Tory Burch LLC
(retailing)

1 Audit Committee Member
2 Executive Committee Member
3 Compensation Committee Member
4 Investment and Capital Committee
Member
5 Nominating and Governance
Committee Member
6 Technology Committee Member
7 Independent Director

App.-A-90

Corporate Officers	Other Executive Officers
Lawton W. Fitt	Karen B. Bailo
Chairperson of the Board	Commercial Lines President
(non-executive)
Jonathan S. Bauer
Susan Patricia Griffith	Chief Investment Officer
President
and Chief Executive Officer	Steven A. Broz
Chief Information Officer
John P. Sauerland
Vice President	Patrick K. Callahan
and Chief Financial Officer	Personal Lines President

Daniel P. Mascaro	M. Jeffrey Charney
Vice President, Secretary,	Chief Marketing Officer
and Chief Legal Officer
John Murphy
Patrick S. Brennan	Customer Relationship Management
Treasurer	President

Mariann Wojtkun Marshall	Lori Niederst
Vice President, Assistant Secretary,	Chief Human Resource Officer
and Chief Accounting Officer
Andrew J. Quigg
Chief Strategy Officer

Michael D. Sieger
Claims President

©2021 The Progressive Corporation
App.-A-91