Form 10-K, Exhibit 13
period 2021-12-31
PROGRESSIVE CORP/OH/
filed 2022-02-28
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION
2021 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31,

(millions - except per share amounts)	2021	2020	2019
Revenues
Net premiums earned	$44,368.7	$39,261.6	$36,192.4
Investment income	860.9	936.6	1,042.0
Net realized gains (losses) on securities:
Net realized gains (losses) on security sales	614.3	914.7	334.6
Net holding period gains (losses) on securities	899.9	715.3	757.9
Net impairment losses recognized in earnings	(5.0)	0	(63.3)
Total net realized gains (losses) on securities	1,509.2	1,630.0	1,029.2
Fees and other revenues	691.8	603.5	563.7
Service revenues	271.4	226.4	195.0
Total revenues	47,702.0	42,658.1	39,022.3
Expenses
Losses and loss adjustment expenses	33,627.6	25,121.8	25,470.5
Policy acquisition costs	3,712.8	3,273.2	3,023.2
Other underwriting expenses	5,654.7	5,570.0	4,975.1
Policyholder credit expense	0	1,077.4	0
Investment expenses	25.5	20.0	24.6
Service expenses	252.8	205.5	178.9
Interest expense	218.6	217.0	189.7
Total expenses	43,492.0	35,484.9	33,862.0
Net Income
Income before income taxes	4,210.0	7,173.2	5,160.3
Provision for income taxes	859.1	1,468.6	1,180.3
Net income	3,350.9	5,704.6	3,980.0
Net income attributable to noncontrolling interest (NCI)	0	0	(9.7)
Net income attributable to Progressive	3,350.9	5,704.6	3,970.3
Other Comprehensive Income (Loss)
Changes in:
Total net unrealized gains (losses) on fixed-maturity securities	(891.1)	586.5	466.4
Net unrealized losses on forecasted transactions	0.7	0.8	0.8
Foreign currency translation adjustment	(0.6)	0	0
Other comprehensive income (loss)	(891.0)	587.3	467.2
Other comprehensive (income) loss attributable to NCI	0	0	(4.6)
Comprehensive income attributable to Progressive	$2,459.9	$6,291.9	$4,432.9
Computation of Earnings Per Common Share
Net income attributable to Progressive	$3,350.9	$5,704.6	$3,970.3
Less: Preferred share dividends	26.9	26.9	26.9
Net income available to common shareholders	$3,324.0	$5,677.7	$3,943.4
Average common shares outstanding - Basic	584.5	584.9	583.8
Net effect of dilutive stock-based compensation	2.6	2.7	3.4
Total average equivalent common shares - Diluted	587.1	587.6	587.2
Basic: Earnings per common share	$5.69	$9.71	$6.75
Diluted: Earnings per common share	$5.66	$9.66	$6.72
See notes to consolidated financial statements.
App.-A-2

The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets
December 31,

(millions - except per share amount)	2021	2020
Assets
Available-for-sale securities, at fair value:
Fixed maturities (amortized cost: $43,794.2 and $35,589.1)	$43,873.1	$36,810.9
Short-term investments (amortized cost: $942.6 and $5,218.5)	942.6	5,218.5
Total available-for-sale securities	44,815.7	42,029.4
Equity securities, at fair value:
Nonredeemable preferred stocks (cost: $1,571.8 and $1,333.7)	1,639.9	1,422.9
Common equities (cost: $1,264.1 and $1,212.3)	5,058.5	4,078.0
Total equity securities	6,698.4	5,500.9
Total investments	51,514.1	47,530.3
Cash and cash equivalents	187.1	76.5
Restricted cash and cash equivalents	15.0	0
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	202.1	76.5
Accrued investment income	181.7	176.4
Premiums receivable, net of allowance for credit losses of $280.4 and $356.2	9,399.5	8,160.1
Reinsurance recoverables	4,980.5	4,019.4
Prepaid reinsurance premiums	457.6	368.1
Deferred acquisition costs	1,355.6	1,237.2
Property and equipment, net of accumulated depreciation of $1,407.4 and $1,291.4	1,137.3	1,106.0
Goodwill	452.7	452.7
Intangible assets, net of accumulated amortization of $383.8 and $326.1	117.3	171.4
Other assets	1,333.9	800.2
Total assets	$71,132.3	$64,098.3
Liabilities and Shareholders’ Equity
Unearned premiums	$15,615.8	$13,437.5
Loss and loss adjustment expense reserves	26,164.1	20,265.8
Net federal deferred income taxes	152.9	310.0
Dividends payable on common shares	58.5	2,694.5
Accounts payable, accrued expenses, and other liabilities[1]	6,010.6	4,955.8
Debt[2]	4,898.8	5,396.1
Total liabilities	52,900.7	47,059.7
Serial Preferred Shares (authorized 20.0)
Serial Preferred Shares, Series B, no par value (cumulative, liquidation preference of $1,000 per share) (authorized, issued, and outstanding 0.5)	493.9	493.9
Common shares, $1.00 par value (authorized 900.0; issued 797.6 and 797.5, including treasury shares of 213.2 and 212.3)	584.4	585.2
Paid-in capital	1,772.9	1,672.9
Retained earnings	15,339.7	13,354.9
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on fixed-maturity securities	56.2	947.3
Net unrealized losses on forecasted transactions	(14.9)	(15.6)
Foreign currency translation adjustment	(0.6)	0
Total accumulated other comprehensive income (loss)	40.7	931.7
Total shareholders’ equity	18,231.6	17,038.6
Total liabilities and shareholders’ equity	$71,132.3	$64,098.3
1 See Note 1 – Reporting and Accounting Policies for Commitments and Contingencies and Note 12 – Litigation for further discussion.
2 Consists of long-term debt. See Note 4 – Debt for further discussion.
See notes to consolidated financial statements.
App.-A-3

The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31,

(millions - except per share amounts)	2021	2020	2019
Serial Preferred Shares, No Par Value
Balance, beginning of year	$493.9	$493.9	$493.9
Balance, end of year	493.9	493.9	493.9
Common Shares, $1.00 Par Value
Balance, beginning of year	585.2	584.6	583.2
Treasury shares purchased	(2.4)	(1.3)	(1.3)
Net restricted equity awards issued/vested	1.6	1.9	2.7
Balance, end of year	584.4	585.2	584.6
Paid-In Capital
Balance, beginning of year	1,672.9	1,573.4	1,479.0
Amortization of equity-based compensation	100.7	89.4	90.1
Treasury shares purchased	(7.1)	(3.6)	(3.2)
Net restricted equity awards issued/vested	(1.6)	(1.9)	(2.7)
Reinvested dividends on restricted stock units	8.0	18.2	10.6
Adjustment to carrying amount of redeemable noncontrolling interest	0	(2.6)	(0.4)
Balance, end of year	1,772.9	1,672.9	1,573.4
Retained Earnings
Balance, beginning of year	13,354.9	10,679.6	8,386.6
Net income attributable to Progressive	3,350.9	5,704.6	3,970.3
Treasury shares purchased	(213.5)	(106.7)	(86.8)
Cash dividends declared on common shares ($1.90, $4.90, and $2.65 per share)[1]	(1,109.0)	(2,865.9)	(1,548.4)
Cash dividends declared on Serial Preferred Shares, Series B ($53.75, $80.625, and $53.75 per share)[1]	(26.8)	(40.2)	(26.8)
Reinvested dividends on restricted stock units	(8.0)	(18.2)	(10.6)
Other, net	(8.8)	1.7	(4.7)
Balance, end of year	15,339.7	13,354.9	10,679.6
Accumulated Other Comprehensive Income (Loss) Attributable to Progressive
Balance, beginning of year	931.7	341.7	(120.9)
Attributable to noncontrolling interest	0	2.7	(4.6)
Other comprehensive income (loss)	(891.0)	587.3	467.2
Balance, end of year	40.7	931.7	341.7
Total shareholders’ equity	$18,231.6	$17,038.6	$13,673.2
1 See Note 14 – Dividends for further discussion.
There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.
See notes to consolidated financial statements.

App.-A-4

The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31,

(millions)	2021	2020	2019
Cash Flows From Operating Activities
Net income	$3,350.9	$5,704.6	$3,980.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	279.7	274.9	239.8
Amortization of intangible assets	57.7	56.9	66.3
Net amortization of fixed-income securities	130.3	100.9	33.3
Amortization of equity-based compensation	100.7	89.4	90.2
Net realized (gains) losses on securities	(1,509.2)	(1,630.0)	(1,029.2)
Net (gains) losses on disposition of property and equipment	(3.6)	12.5	11.0
Changes in:
Premiums receivable	(1,146.8)	(652.8)	(1,010.2)
Reinsurance recoverables	(508.7)	(640.5)	(682.8)
Prepaid reinsurance premiums	(74.9)	258.4	(316.8)
Deferred acquisition costs	(118.4)	(180.7)	(104.9)
Income taxes	(86.0)	(23.1)	227.2
Unearned premiums	2,111.4	1,048.7	1,702.3
Loss and loss adjustment expense reserves	4,752.8	2,160.4	2,704.6
Accounts payable, accrued expenses, and other liabilities	399.7	328.9	611.6
Other, net	26.1	(2.9)	(260.8)
Net cash provided by operating activities	7,761.7	6,905.6	6,261.6
Cash Flows From Investing Activities
Purchases:
Fixed maturities	(33,177.5)	(32,037.5)	(28,765.2)
Equity securities	(838.1)	(951.2)	(379.9)
Sales:
Fixed maturities	18,965.2	22,727.2	18,412.7
Equity securities	780.6	431.8	471.4
Maturities, paydowns, calls, and other:
Fixed maturities	7,013.8	7,109.4	6,145.5
Equity securities	223.1	113.8	49.9
Net (purchases) sales of short-term investments	4,355.7	(3,393.2)	31.5
Net unsettled security transactions	47.9	83.6	6.0
Acquisition of Protective Insurance Corporation, net of cash, cash equivalents, and restricted cash acquired[1]	(313.2)	0	0
Purchases of property and equipment	(243.5)	(223.5)	(363.5)
Sales of property and equipment	66.2	21.9	53.3
Net cash used in investing activities	(3,119.8)	(6,117.7)	(4,338.3)
Cash Flows From Financing Activities
Dividends paid to common shareholders	(3,746.5)	(1,551.0)	(1,643.2)
Dividends paid to preferred shareholders	(26.8)	(26.8)	(26.8)
Acquisition of treasury shares for restricted stock tax liabilities	(67.2)	(68.7)	(84.4)
Acquisition of treasury shares acquired in open market	(155.8)	(42.9)	(6.9)
Payment of acquired company debt[1]	(20.0)	0	0
Payments of debt	(500.0)	0	0
Acquisition of additional shares of ARX Holding Corp.	0	(243.0)	(11.2)
Net proceeds from debt issuance	0	986.3	0
Proceeds from exercise of equity options	0	7.3	1.6
Net cash used in financing activities	(4,516.3)	(938.8)	(1,770.9)
Increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	125.6	(150.9)	152.4
Cash, cash equivalents, restricted cash, and restricted cash equivalents - beginning of year	76.5	227.4	75.0
Cash, cash equivalents, restricted cash, and restricted cash equivalents - end of year	$202.1	$76.5	$227.4
1 See Note 17 – Acquisition for further discussion.
See notes to consolidated financial statements.
App.-A-5

The Progressive Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2021, 2020, and 2019

1.  REPORTING AND ACCOUNTING POLICIES
Nature of Operations  The Progressive insurance organization began business in 1937. The financial results of The Progressive Corporation include its subsidiaries and affiliates (references to “subsidiaries” in these notes include affiliates as well). Our insurance subsidiaries provide personal and commercial auto insurance, personal residential and commercial property insurance, workers’ compensation insurance primarily for the transportation industry, business-related general liability insurance, and other specialty property-casualty insurance and related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles, which we refer to as our special lines products. Our Commercial Lines segment writes auto-related liability and physical damage insurance, workers’ compensation insurance primarily for the transportation industry, and business-related general liability and property insurance, predominately for small businesses. Our Property segment writes residential property insurance for homeowners, other property owners, and renters. We operate our businesses throughout the United States through both the independent agency and direct channels.
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
Equity securities include common stocks, nonredeemable preferred stocks, and other risk investments. Common stocks and nonredeemable preferred stocks are carried at fair value, with the changes in fair value reported as a component of net holding period gains (losses) on securities reported in net income. The other risk investments include securities accounted for under the equity method of accounting. These securities are carried at cost and adjusted for our share of the investee’s earnings or losses, with the changes in carrying value reported in investment income.
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
Investment securities are exposed to various risks such as interest rate, market, credit, and liquidity risk. Fair values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the portfolio’s value in the near term. We routinely monitor our fixed-maturity portfolio for pricing changes that might indicate potential credit losses exist and perform detailed reviews of securities with unrealized losses. For an unrealized loss that we determined to be related to current market conditions, we will not record an allowance for credit losses or a write-off of the fair value for securities we do not intend to sell. We will continue to monitor these securities to determine if the unrealized loss is due to credit deterioration. If we believe that a potential credit loss exists, we will record an allowance for the credit loss and recognize the realized loss as a component of realized gains and losses in the income statement. Once a credit loss allowance has been established, we will continue to evaluate the security, at least quarterly, to determine if changes in conditions have created the need to either increase, or decrease, the allowance recorded. If we determine that a security with a credit loss allowance previously recorded, is likely to be sold prior to the potential recovery of the credit loss or if we determine that the loss is uncollectible, we will reverse the allowance and write-off the security to its fair value.
Investment income consists of interest, dividends, and accretion (net of amortization). Interest is recognized on an accrual basis using the effective yield method, except for asset-backed securities, discussed below. Depending on the nature of the equity instruments, dividends are recorded at either the ex-dividend date or on an accrual basis.
Asset-backed securities, which are included in our fixed-maturity portfolio, are generally accounted for under the retrospective method. The retrospective method recalculates yield assumptions (based on changes in interest rates or cash flow expectations) historically to the inception of the investment holding period, and applies the required adjustment, if any, to the cost basis, with the offset recorded to investment income. The prospective method is used primarily for interest-only securities, asset-backed securities below high investment-grade status (i.e., below AA-), and certain asset-backed securities with sub-prime loan exposure or where there is a greater risk of non-
performance and where it is possible the initial investment may not be substantially recovered. The prospective method requires a calculation of expected future repayments and resets the yield to allow for future period adjustments; no current period impact to investment income or the security’s cost is made based on the cash flow update. Prepayment assumptions are updated quarterly.
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
For our Property business, the risk of uncollectibility is relatively low. If premiums are unpaid by the policy due date, we provide advance notice of cancellation in accordance with each state’s requirements and, if the premiums remain unpaid after receipt of notice, we cancel the policy and write off any remaining balance.
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
App.-A-7

changes in our allowance for credit loss exposure on our premium receivables:

(millions)	2021	2020
Balance at January 1	$356.2	$283.2
Allowance for credit losses acquired[1]	3.5	0
Increase in allowance[2]	357.2	472.0
Write-offs[3]	(436.5)	(399.0)
Balance at December 31	$280.4	$356.2
1 Allowance acquired in the Protective Insurance Corporation and subsidiaries acquisition.
2 Represents the incremental increase in other underwriting expenses.
3 Represents the portion of allowance that is reversed when premiums receivables are written off.
Premiums receivable balances are written off once we have exhausted our collection efforts. The decrease in the allowance for credit losses during 2021 in part reflects a higher level of collections on outstanding premiums receivable balances. The greater collections are likely due in part to changes in consumer spending habits and government stimulus spending during the year. During 2020, the allowance for credit losses was increased to reflect the greater potential for losses due to anticipated financial hardships of policyholders as a result of the economic impacts related to the spread of the novel coronavirus, COVID-19, and write-offs were lower due to moratoriums in place during the year.
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
We do not defer any advertising costs. Total advertising costs, which are expensed as incurred, for the years ended December 31, were:

(millions)	Advertising Costs
2021	$2,139.5
2020	2,175.7
2019	1,837.3
Loss and Loss Adjustment Expense Reserves  Loss reserves represent the estimated liability on claims reported to us, plus reserves for losses incurred but not recorded (IBNR). These estimates are reported net of amounts estimated to be recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims. The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income in the current period. Such loss and loss adjustment expense reserves are susceptible to change.
Reinsurance  Our reinsurance activity includes transactions which are categorized as Regulated and Non-Regulated. Regulated refers to plans in which we participate that are governed by insurance regulations and include state-provided reinsurance facilities (e.g., Michigan Catastrophic Claims Association (MCCA), North Carolina Reinsurance Facility, Florida Hurricane Catastrophe Fund), as well as state-mandated involuntary plans for commercial vehicles (Commercial Automobile Insurance Procedures/Plans – CAIP) and federally regulated plans for flood (National Flood Insurance Program – NFIP); we act as a servicing agent for CAIP and as a participant in the “Write Your Own” program for the NFIP. Non-Regulated includes voluntary contractual arrangements primarily related to our Property business and to the transportation network company business written by our Commercial Lines segment. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums earned. See Note 7 – Reinsurance for further discussion.
We routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counter parties to our reinsurance recoverables to determine if an allowance for credit losses should be established.
Income Taxes  The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal items giving rise to such differences include:
•investment securities (e.g., net unrealized gains (losses), net holding period gains (losses) on securities, write-downs on securities determined to be other-than-temporarily impaired);
•loss and loss adjustment expense reserves;
•unearned premiums reserves;
•deferred acquisition costs;
•property and equipment;
•intangible assets; and
•non-deductible accruals.

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
App.-A-8

The cost and useful lives for property and equipment at December 31, were:

($ in millions)	2021	2020	Useful Lives
Land	$154.1	$151.6	NA
Buildings, improvements, and integrated components	904.5	872.7	7-40 years
Capitalized software	441.2	392.6	3-10 years
Software licenses (internal use)	393.6	335.5	1-5 years
Computer equipment	261.3	253.8	3 years
All other property and equipment	390.0	391.2	3-10 years
Total cost	2,544.7	2,397.4
Accumulated depreciation	(1,407.4)	(1,291.4)
Balance at end of year	$1,137.3	$1,106.0
NA = Not applicable; land is not a depreciable asset.
Included in other assets in the consolidated balance sheets are “held for sale” property, which represents the fair value of these properties less the estimated costs to sell, of $10.8 million and $56.6 million at December 31, 2021 and 2020, respectively, and capitalized cloud computing arrangement implementation costs, net of amortization, of $47.7 million and $25.3 million at December 31, 2021 and 2020, respectively.
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
Equity-Based Compensation  We issue time-based and performance-based restricted stock unit awards to key members of management as our form of equity compensation, and time-based restricted stock awards to non-employee directors. Collectively, we refer to these awards as restricted equity awards. Compensation expense for time-based restricted equity awards with installment vesting is recognized over each respective vesting period. For performance-based restricted equity awards, compensation expense is recognized over the estimated vesting periods. Dividend equivalent units, which are based on the amount of common share dividends declared by the Board of Directors, are credited to outstanding restricted stock unit awards, both time-based and performance-based, at the time a dividend is paid to shareholders and are distributed upon or after vesting of the underlying award. We record an estimate for expected forfeitures of restricted equity awards based on our historical forfeiture rates.
The total compensation expense recognized for equity-based compensation for the years ended December 31, was:

(millions)	2021	2020	2019
Pretax expense	$100.7	$89.4	$90.2
Tax benefit[1]	14.1	12.1	12.4
1 Differs from statutory rate of 21% due to the expected disallowance of certain executive compensation deductions.
Earnings Per Common Share  Net income is reduced by preferred share dividends to determine net income
App.-A-9

available to common shareholders, and is used in our calculation of the per common share amounts. Basic earnings per common share is computed using the weighted average number of common shares outstanding during the reporting period, excluding unvested time-based restricted stock awards. Diluted earnings per common share includes common stock equivalents assumed outstanding during the period. Our common stock equivalents include the incremental shares assumed to be issued for:
•earned but unvested time-based restricted equity awards, and
•performance-based restricted equity awards that satisfied certain contingency conditions for unvested common stock equivalents during the period and are highly likely to continue to satisfy the conditions until the date of vesting.
Supplemental Cash Flow Information  Cash and cash equivalents include bank demand deposits and daily overnight reverse repurchase commitments of funds held in bank demand deposit accounts by certain subsidiaries, and are not considered part of the investment portfolio. The amount of reverse repurchase commitments held by these subsidiaries at December 31, 2021, 2020, and 2019, were $137.1 million, $93.5 million, and $46.3 million, respectively. At December 31, 2021, the restricted cash and cash equivalents of $15.0 million primarily included collateral held against unpaid premiums in the form of certificates of deposit. We held no restricted cash at December 31, 2020, and $1.2 million at December 31, 2019.
For the years ended December 31, non-cash activity included the following:

(millions)	2021	2020	2019
Common share dividends[1]	$58.5	$2,694.5	$1,375.4
Preferred share dividends[1]	13.4	13.4	0
Operating lease liabilities[2]	86.7	60.3	63.1
1 Declared but unpaid. See Note 14 - Dividends for further discussion.
2 From obtaining right-of-use assets. See Note 13 - Leases for further discussion.
For the years ended December 31, we paid the following:

(millions)	2021	2020	2019
Income taxes	$842.4	$1,446.3	$954.3
Interest	224.0	206.0	184.9
Operating lease liabilities	88.6	86.5	84.0

Included in other assets in our consolidated balance sheet at December 31, 2021, is a $541.5 million receivable from the MCCA, with a corresponding payable to policyholders included in other liabilities, related to a refund from the surplus of the MCCA to its member insurance companies. After funds are received from the MCCA, we are required to pass through the refund to the applicable Michigan policyholders. This transaction will have no effect on our liquidity, financial condition, cash flows, or results of operations.
Commitments and Contingencies We have certain noncancelable purchase obligations for goods and services with minimum commitments of $1,017.8 million at December 31, 2021, primarily consisting of software licenses, maintenance on information technology equipment, and media placements. Aggregate payments on these obligations for the years ended December 31, were as follows:

(millions)	Payments
2022	$826.0
2023	163.3
2024	24.0
2025	3.9
2026	0.5
Thereafter	0.1
Total	$1,017.8
In addition, we have several multiple-layer property catastrophe reinsurance contracts with various reinsurers with terms ranging from one to three years; the minimum commitment under these agreements at December 31, 2021, was $132.1 million.
New Accounting Standards We did not adopt any new accounting standards during the year ended December 31, 2021. We assessed the adoption impacts of recently issued accounting standards by the Financial Accounting Standards Board on our consolidated financial statements as well as material updates to previous assessments, if any. There were no new material accounting standards issued in the year ended December 31, 2021, that are expected to impact The Progressive Corporation or its subsidiaries.
App.-A-10

2.  INVESTMENTS
The following tables present the composition of our investment portfolio by major security type. Our securities are reported in our consolidated balance sheets at fair value. The changes in fair value for our fixed-maturity securities (other than hybrid securities) are reported as a component of accumulated other comprehensive income, net of deferred income taxes, in our consolidated balance sheets. The net holding period gains (losses) reported below represent the inception-to-date changes in fair value of the securities. The changes in the net holding period gains (losses) between periods for the hybrid securities and equity securities are recorded as a component of net realized gains (losses) on securities in our consolidated statements of comprehensive income.

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2021
Available-for-sale securities:
Fixed maturities:
U.S. government obligations	$18,586.1	$92.9	$(190.8)	$0	$18,488.2	35.9%
State and local government obligations	2,162.6	36.7	(14.0)	0	2,185.3	4.2
Foreign government obligations	17.9	0	0	0	17.9	0.1
Corporate debt securities	10,526.2	202.6	(33.4)	(3.3)	10,692.1	20.7
Residential mortgage-backed securities	787.7	2.3	(0.6)	0.6	790.0	1.5
Commercial mortgage-backed securities	6,561.0	38.9	(64.3)	0	6,535.6	12.7
Other asset-backed securities	4,981.8	13.3	(12.4)	(0.4)	4,982.3	9.7
Redeemable preferred stocks	170.9	0.7	(0.5)	10.6	181.7	0.4
Total fixed maturities	43,794.2	387.4	(316.0)	7.5	43,873.1	85.2
Short-term investments	942.6	0	0	0	942.6	1.8
Total available-for-sale securities	44,736.8	387.4	(316.0)	7.5	44,815.7	87.0
Equity securities:
Nonredeemable preferred stocks	1,571.8	0	0	68.1	1,639.9	3.2
Common equities	1,264.1	0	0	3,794.4	5,058.5	9.8
Total equity securities	2,835.9	0	0	3,862.5	6,698.4	13.0
Total portfolio[1]	$47,572.7	$387.4	$(316.0)	$3,870.0	$51,514.1	100.0%
App.-A-11

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2020
Available-for-sale securities:
Fixed maturities:
U.S. government obligations	$12,437.9	$305.8	$(3.7)	$0	$12,740.0	26.8%
State and local government obligations	3,099.4	123.1	(0.7)	0	3,221.8	6.8
Corporate debt securities	9,579.7	601.7	(0.1)	3.9	10,185.2	21.4
Residential mortgage-backed securities	503.3	7.1	(0.9)	0	509.5	1.1
Commercial mortgage-backed securities	6,042.6	142.5	(10.0)	0	6,175.1	13.0
Other asset-backed securities	3,745.0	40.1	(0.5)	0	3,784.6	7.9
Redeemable preferred stocks	181.2	3.6	(1.4)	11.3	194.7	0.4
Total fixed maturities	35,589.1	1,223.9	(17.3)	15.2	36,810.9	77.4
Short-term investments[2]	5,218.5	0	0	0	5,218.5	11.0
Total available-for-sale securities	40,807.6	1,223.9	(17.3)	15.2	42,029.4	88.4
Equity securities[3]:
Nonredeemable preferred stocks	1,333.7	0	0	89.2	1,422.9	3.0
Common equities	1,212.3	0	0	2,865.7	4,078.0	8.6
Total equity securities	2,546.0	0	0	2,954.9	5,500.9	11.6
Total portfolio[1]	$43,353.6	$1,223.9	$(17.3)	$2,970.1	$47,530.3	100.0%
1 Includes $143.4 million and $95.5 million of net unsettled security purchase transactions at December 31, 2021 and 2020, respectively, with the offsetting payable included in other liabilities.
The total fair value of the portfolio at December 31, 2021 and 2020 included $4.2 billion and $6.2 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.
2 A portion of these investments were used to fund our common share dividends in January 2021. See Note 14 – Dividends for further information.
3 Includes a $25.0 million reclassification from nonredeemable preferred stock to common equities to reflect the prior year conversion of a security and to conform to the current year classification.
At December 31, 2021, bonds and certificates of deposit in the principal amount of $469.0 million were on deposit to meet state insurance regulatory requirements. We did not hold any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2021 or 2020. At December 31, 2021, we did not hold any debt securities that were non-income producing during the preceding 12 months.
Short-Term Investments Our short-term investments may include commercial paper and other investments that are expected to mature or are redeemable within one year.
We invested in repurchase and reverse repurchase transactions during 2021 and 2020, but did not have any open positions at December 31, 2021 or 2020. To the extent we enter into repurchase or reverse repurchase transactions, consistent with past practice, we would elect not to offset these transactions and would report them on a gross basis on our consolidated balance sheets, despite the option to elect to offset these transactions as long as they were with the same counterparty and subject to an enforceable master netting arrangement.

Hybrid Securities Certain securities in our fixed maturities portfolio are accounted for as hybrid securities because they contain embedded derivatives that are not deemed to be clearly and closely related to the host investments. These securities are reported at fair value at December 31:

(millions)	2021	2020
Fixed Maturities:
Corporate debt securities	$479.1	$188.4
Residential mortgage-backed securities	536.2	0
Other asset-backed securities	89.2	34.8
Redeemable preferred stocks	130.8	131.4
Total hybrid securities	$1,235.3	$354.6
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
App.-A-12

Fixed Maturities  The composition of fixed maturities by maturity at December 31, 2021, was:

(millions)	Cost	Fair Value
Less than one year	$5,496.5	$5,514.8
One to five years	27,049.9	27,137.6
Five to ten years	11,182.0	11,155.1
Ten years or greater	65.8	65.6
Total	$43,794.2	$43,873.1
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

Gross Unrealized Losses The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Unrealized Losses	No. of Sec.	Fair Value	Unrealized Losses
December 31, 2021
U.S. government obligations	92	$14,745.8	$(190.8)	85	$13,790.8	$(158.5)	7	$955.0	$(32.3)
State and local government obligations	127	954.2	(14.0)	122	927.3	(13.1)	5	26.9	(0.9)
Corporate debt securities	220	3,496.6	(33.4)	219	3,491.7	(33.3)	1	4.9	(0.1)
Residential mortgage-backed securities	20	138.6	(0.6)	14	135.4	(0.5)	6	3.2	(0.1)
Commercial mortgage-backed securities	168	4,315.4	(64.3)	165	4,295.0	(63.9)	3	20.4	(0.4)
Other asset-backed securities	178	3,204.7	(12.4)	176	3,200.6	(12.3)	2	4.1	(0.1)
Redeemable preferred stocks	1	12.0	(0.5)	0	0	0	1	12.0	(0.5)
Total fixed maturities	806	$26,867.3	$(316.0)	781	$25,840.8	$(281.6)	25	$1,026.5	$(34.4)

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Unrealized Losses	No. of Sec.	Fair Value	Unrealized Losses
December 31, 2020
U.S. government obligations	9	$1,511.0	$(3.7)	9	$1,511.0	$(3.7)	0	$0	$0
State and local government obligations	30	208.7	(0.7)	30	208.7	(0.7)	0	0	0
Corporate debt securities	7	129.4	(0.1)	7	129.4	(0.1)	0	0	0
Residential mortgage-backed securities	21	44.4	(0.9)	0	0	0	21	44.4	(0.9)
Commercial mortgage-backed securities	43	893.3	(10.0)	9	93.6	(0.3)	34	799.7	(9.7)
Other asset-backed securities	22	183.7	(0.5)	9	74.4	(0.1)	13	109.3	(0.4)
Redeemable preferred stocks	1	11.0	(1.4)	0	0	0	1	11.0	(1.4)
Total fixed maturities	133	$2,981.5	$(17.3)	64	$2,017.1	$(4.9)	69	$964.4	$(12.4)

The increase in the number of securities in an unrealized loss position since December 31, 2020, was primarily the result of an increase in interest rates. As of December 31, 2021, we had eight corporate debt securities that had their credit ratings downgraded during the year, with a combined fair value of $168.4 million and an unrealized loss of $0.8 million.
A review of the securities in an unrealized loss position indicated that the issuers were current with respect to their interest obligations and that there was no evidence of deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity.
App.-A-13

Allowance For Credit and Uncollectible Losses We are required to measure the amount of potential credit losses for all fixed-maturity securities in an unrealized loss position. We did not record any allowances for credit losses or any write-offs for amounts deemed to be uncollectible during 2021 or 2020 and did not have a material credit loss allowance balance as of December 31, 2021 or 2020. We considered several factors and inputs related to the individual securities as part of our analysis. The methodology and significant inputs used to measure the amount of credit losses in our portfolio included:

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
As of December 31, 2021 and 2020, we believe none of the unrealized losses relate to material credit losses on any specific securities, or in the aggregate, based on our review. We continue to expect all the securities in our portfolio to pay their principal and interest obligations.
In addition, we reviewed our accrued investment income outstanding on those securities in an unrealized loss position at December 31, 2021 and 2020, to determine if the accrued interest amounts were determined to be uncollectible. Based on our analysis, we believe the issuers have sufficient liquidity and capital reserves to meet their current interest, and future principal, obligations and, therefore, did not write off any accrued income as uncollectible at December 31, 2021 or 2020.
App.-A-14

Realized Gains (Losses)  The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2021	2020	2019
Gross realized gains on security sales
Available-for-sale securities:
U.S. government obligations	$105.8	$612.5	$164.4
State and local government obligations	51.2	102.4	6.1
Corporate and other debt securities	104.0	161.9	100.1
Residential mortgage-backed securities	0.3	0	0.2
Commercial mortgage-backed securities	41.9	23.7	8.1
Other asset-backed securities	1.2	0.2	0.8
Redeemable preferred stocks	1.5	0	2.2
Total available-for-sale securities	305.9	900.7	281.9
Equity securities:
Nonredeemable preferred stocks	28.0	24.4	36.2
Common equities	369.6	88.6	61.7
Total equity securities	397.6	113.0	97.9
Subtotal gross realized gains on security sales	703.5	1,013.7	379.8
Gross realized losses on security sales
Available-for-sale securities:
U.S. government obligations	(52.0)	(9.6)	(20.4)
State and local government obligations	(3.4)	(0.7)	(0.7)
Foreign government obligations	(0.1)	0	0
Corporate and other debt securities	(8.3)	(6.5)	(7.9)
Residential mortgage-backed securities	(1.1)	0	(2.3)
Commercial mortgage-backed securities	(1.9)	(12.8)	(2.2)
Other asset-backed securities	(0.6)	0	(0.1)
Redeemable preferred stocks	0	0	(0.4)
Total available-for-sale securities	(67.4)	(29.6)	(34.0)
Equity securities:
Nonredeemable preferred stocks	(1.7)	(8.7)	(3.2)
Common equities	(20.1)	(60.7)	(8.0)
Total equity securities	(21.8)	(69.4)	(11.2)
Subtotal gross realized losses on security sales	(89.2)	(99.0)	(45.2)
Net realized gains (losses) on security sales
Available-for-sale securities:
U.S. government obligations	53.8	602.9	144.0
State and local government obligations	47.8	101.7	5.4
Foreign government obligations	(0.1)	0	0
Corporate and other debt securities	95.7	155.4	92.2
Residential mortgage-backed securities	(0.8)	0	(2.1)
Commercial mortgage-backed securities	40.0	10.9	5.9
Other asset-backed securities	0.6	0.2	0.7
Redeemable preferred stocks	1.5	0	1.8
Total available-for-sale securities	238.5	871.1	247.9
Equity securities:
Nonredeemable preferred stocks	26.3	15.7	33.0
Common equities	349.5	27.9	53.7
Total equity securities	375.8	43.6	86.7
Subtotal net realized gains (losses) on security sales	614.3	914.7	334.6
Net holding period gains (losses)
Hybrid securities	(7.7)	7.4	18.0
Equity securities	907.6	706.5	739.9
Derivatives	0	1.4	0
Subtotal net holding period gains (losses)	899.9	715.3	757.9
Other-than-temporary impairment losses
Other asset impairment	(5.0)	0	(63.3)
Subtotal other-than-temporary impairment losses	(5.0)	0	(63.3)
Total net realized gains (losses) on securities	$1,509.2	$1,630.0	$1,029.2

App.-A-15

Realized gains (losses) on securities sold are computed using the first-in-first-out method. During 2021, the realized gain in common equities primarily reflected the sale of common stocks held outside our indexed portfolio. The other asset impairment loss was recorded as a result of our investment in a federal new markets tax credit fund, which was entered into during the second quarter 2021, and reported in other assets in the consolidated balance sheets. During 2020, the significant gains recognized on our fixed-income portfolio were the result of selling Treasury securities for opportunistic investments. For 2019, the other asset impairment losses related to federal renewable energy tax credit fund investments, which were reported in other assets on the consolidated balance sheets and were a result of lower than anticipated cash flows.

The following table reflects our holding period realized gains (losses) recognized on equity securities held at the respective year end for the years ended December 31:

(millions)	2021	2020	2019
Total net gains (losses) recognized during the period on equity securities	$1,283.4	$750.1	$826.6
Less: Net gains (losses) recognized on equity securities sold during the period	375.8	43.6	86.7
Net holding period gains (losses) recognized during the period on equity securities held at period end	$907.6	$706.5	$739.9

Net Investment Income  The components of net investment income for the years ended December 31, were:

(millions)	2021	2020	2019
Available-for-sale securities:
Fixed maturities:
U.S. government obligations	$149.5	$166.3	$268.6
State and local government obligations	44.1	62.7	36.5
Foreign government obligations	0.1	0	0
Corporate debt securities	301.1	284.0	268.9
Residential mortgage-backed securities	11.9	11.8	21.6
Commercial mortgage-backed securities	143.0	152.9	150.1
Other asset-backed securities	64.1	96.7	117.3
Redeemable preferred stocks	9.5	14.9	19.0
Total fixed maturities	723.3	789.3	882.0
Short-term investments	3.1	29.0	41.7
Total available-for-sale securities	726.4	818.3	923.7
Equity securities:
Nonredeemable preferred stocks	70.3	60.6	61.8
Common equities	64.2	57.7	56.5
Total equity securities	134.5	118.3	118.3
Investment income	860.9	936.6	1,042.0
Investment expenses	(25.5)	(20.0)	(24.6)
Net investment income	$835.4	$916.6	$1,017.4
The amount of investment income (interest and dividends) we earn varies based on the average assets held during the year and the book yields of the securities in our portfolio. On a year-over-year basis, investment income decreased 8% and 10% in 2021 and 2020, respectively, compared to the prior year, due to a decrease in the portfolio yield, which was partially offset by an increase in average assets. The recurring investment book yield decreased 20% in 2021, compared to 2020, and 23% in 2020, compared to 2019, as a result of investing cash from operations and reinvesting cash from sales, maturities, paydowns, and other redemptions at market yields that were significantly lower than the portfolio’s overall yield. The income reduction from the negative yield change was partially offset by a net increase in average assets, reflecting strong premium growth and underwriting profitability in part offset by common and preferred stock dividend payments and treasury share repurchases.
The increase in investment expenses in 2021, compared to 2020, primarily reflects an increase in incentive-based compensation and staffing. The decrease in 2020, compared to 2019, was due to no longer having an actively managed equity portfolio along with lower incentive-based compensation expense incurred during the year.
App.-A-16

Derivative Instruments  We did not have any derivative activity during 2021 or 2019. During 2020, we opened and closed U.S. Treasury Note futures to manage the portfolio duration and recorded a net realized gain of $1.4 million. The maximum notional value held at one time during 2020 was $114.6 million. At December 31, 2021, 2020, and 2019, we had no open derivative positions.

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

App.-A-17

The composition of the investment portfolio by major security type and our outstanding debt was:

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2021
Fixed maturities:
U.S. government obligations	$18,488.2	$0	$0	$18,488.2	$18,586.1
State and local government obligations	0	2,185.3	0	2,185.3	2,162.6
Foreign government obligations	0	17.9	0	17.9	17.9
Corporate debt securities	0	10,692.1	0	10,692.1	10,526.2
Subtotal	18,488.2	12,895.3	0	31,383.5	31,292.8
Asset-backed securities:
Residential mortgage-backed	0	790.0	0	790.0	787.7
Commercial mortgage-backed	0	6,535.6	0	6,535.6	6,561.0
Other asset-backed	0	4,982.3	0	4,982.3	4,981.8
Subtotal asset-backed securities	0	12,307.9	0	12,307.9	12,330.5
Redeemable preferred stocks:
Financials	0	50.9	0	50.9	50.7
Utilities	0	0	0	0	0
Industrials	10.7	120.1	0	130.8	120.2
Subtotal redeemable preferred stocks	10.7	171.0	0	181.7	170.9
Total fixed maturities	18,498.9	25,374.2	0	43,873.1	43,794.2
Short-term investments	942.4	0.2	0	942.6	942.6
Total available-for-sale securities	19,441.3	25,374.4	0	44,815.7	44,736.8
Equity securities:
Nonredeemable preferred stocks:
Financials	115.3	1,305.7	76.4	1,497.4	1,451.7
Utilities	0	82.9	0	82.9	80.0
Industrials	0	25.2	34.4	59.6	40.1
Subtotal nonredeemable preferred stocks	115.3	1,413.8	110.8	1,639.9	1,571.8
Common equities:
Common stocks	4,991.6	50.0	0	5,041.6	1,247.2
Other risk investments	0	0	16.9	16.9	16.9
Subtotal common equities	4,991.6	50.0	16.9	5,058.5	1,264.1
Total equity securities	5,106.9	1,463.8	127.7	6,698.4	2,835.9
Total portfolio	$24,548.2	$26,838.2	$127.7	$51,514.1	$47,572.7
Debt	$0	$5,857.4	$0	$5,857.4	$4,898.8
App.-A-18

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2020
Fixed maturities:
U.S. government obligations	$12,740.0	$0	$0	$12,740.0	$12,437.9
State and local government obligations	0	3,221.8	0	3,221.8	3,099.4
Corporate debt securities	0	10,185.2	0	10,185.2	9,579.7
Subtotal	12,740.0	13,407.0	0	26,147.0	25,117.0
Asset-backed securities:
Residential mortgage-backed	0	509.5	0	509.5	503.3
Commercial mortgage-backed	0	6,175.1	0	6,175.1	6,042.6
Other asset-backed	0	3,784.6	0	3,784.6	3,745.0
Subtotal asset-backed securities	0	10,469.2	0	10,469.2	10,290.9
Redeemable preferred stocks:
Financials	0	51.6	0	51.6	51.1
Utilities	0	11.7	0	11.7	10.0
Industrials	10.8	120.6	0	131.4	120.1
Subtotal redeemable preferred stocks	10.8	183.9	0	194.7	181.2
Total fixed maturities	12,750.8	24,060.1	0	36,810.9	35,589.1
Short-term investments	4,704.9	513.6	0	5,218.5	5,218.5
Total available-for-sale securities	17,455.7	24,573.7	0	42,029.4	40,807.6
Equity securities:
Nonredeemable preferred stocks:
Financials	117.7	1,212.3	10.0	1,340.0	1,253.6
Utilities	0	41.9	0	41.9	40.0
Industrials	0	24.3	16.7	41.0	40.1
Subtotal nonredeemable preferred stocks	117.7	1,278.5	26.7	1,422.9	1,333.7
Common equities:
Common stocks	4,049.9	0	25.0	4,074.9	1,209.2
Other risk investments	0	0	3.1	3.1	3.1
Subtotal common equities	4,049.9	0	28.1	4,078.0	1,212.3
Total equity securities	4,167.6	1,278.5	54.8	5,500.9	2,546.0
Total portfolio	$21,623.3	$25,852.2	$54.8	$47,530.3	$43,353.6
Debt	$0	$6,793.5	$0	$6,793.5	$5,396.1
Our portfolio valuations, excluding short-term investments, classified as either Level 1 or Level 2 in the above tables are priced exclusively by external sources, including pricing vendors, dealers/market makers, and exchange-quoted prices.
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
At December 31, 2021, vendor-quoted prices represented 79% of our Level 1 classifications (excluding short-term investments), compared to 76% at December 31, 2020. The securities quoted by vendors in Level 1 primarily represent our holdings in U.S. Treasury Notes, which are frequently traded and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on active exchanges.
At December 31, 2021, vendor-quoted prices comprised 98% of our Level 2 classifications (excluding short-term
App.-A-19

investments and common stock), while dealer-quoted prices represented 2%, compared to 99% and 1%, respectively, at December 31, 2020. In our process for selecting a source (e.g., dealer or pricing service) to provide pricing for securities in our portfolio, we reviewed documentation from the sources that detailed the pricing techniques and methodologies used by these sources and determined if their policies adequately considered market activity, either based on specific transactions for the particular security type or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. Once a source is chosen, we continue to monitor any changes or modifications to their processes by reviewing their documentation on internal controls for pricing and market reviews. We review quality control measures of our sources as they become available to determine if any significant changes have occurred from period to period that might indicate issues or concerns regarding their evaluation or market coverage.
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
After all the valuations are received and our review of Level 2 securities is complete, if the inputs used by vendors are determined to not contain sufficient observable market information, we will reclassify the affected securities to Level 3.
Except as described below, our Level 3 securities are priced externally; however, due to several factors (e.g., nature of the securities, level of activity, and lack of similar securities trading to obtain observable market level inputs), these valuations are more subjective in nature.
To the extent we receive prices from external sources (e.g., broker, valuation firm) for the Level 3 securities, we review those prices for reasonableness using internally developed assumptions and then compare our derived prices to the prices received from the external sources. Based on our review, all prices received from external sources for 2021 remained unadjusted.
If we do not receive prices from an external source, we perform an internal fair value comparison, which includes a review and analysis of market comparable companies, to determine if fair value changes are needed. Based on this analysis, certain private equity investments included in the Level 3 category remain valued at cost or were priced using a recent transaction as the basis for fair value. At least annually, these private equity investments are priced by an external source.
Our Level 3 other risk investments include securities accounted for under the equity method of accounting and, therefore, are not subject to fair value reporting. Since these securities represent less than 0.1% of our total portfolio, we will continue to include them in our Level 3 disclosures and report the activity from these investments as “other” changes in the summary of changes in fair value table and categorize these securities as “pricing exemption securities” in the quantitative information table.
During 2021, we reclassified a Level 3 nonredeemable preferred stock held at December 31, 2020 to a Level 3 common stock to reflect that the security had converted during 2020 and to conform to the current year presentation. At December 31, 2021 and 2020, we did not have any securities in our fixed-maturity portfolio listed as Level 3.
During 2021 and 2020, there were no material assets or liabilities measured at fair value on a nonrecurring basis. Due to the relative size of the Level 3 securities’ fair values compared to the total portfolio’s fair value, any changes in pricing methodology would not have a significant change in valuation that would materially impact net or comprehensive income.

The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2021 and 2020:

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2020	Calls/ Maturities/ Paydowns/Other	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)[1]	Fair Value at Dec. 31, 2021
Equity securities:
Nonredeemable preferred stocks:
Financials	$10.0	$0	$60.2	$0	$0	$6.2	$0	$76.4
Industrials	16.7	0	5.0	(5.0)	(4.5)	22.2	0	34.4
Common equities:
Common stocks	25.0	0	2.0	(6.0)	(8.7)	37.7	(50.0)	0
Other risk investments	3.1	13.8	0	0	0	0	0	16.9
Total Level 3 securities	$54.8	$13.8	$67.2	$(11.0)	$(13.2)	$66.1	$(50.0)	$127.7

1The security was transferred into Level 2 since the price was deemed to be an observable market sale price as the result of recent sales of this security at a consistent price.

App.-A-21

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2019	Calls/ Maturities/ Paydowns/Other	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)	Fair Value at Dec. 31, 2020
Equity securities:
Nonredeemable preferred stocks:
Financials	$27.1	$(52.1)	$35.0	$0	$0	$0	$0	$10.0
Industrials	16.0	0	0	0	0	0.7	0	16.7
Common equities:
Common stocks	0	25.0	0	0	0	0	0	25.0
Other risk investments	0.3	2.8	0	0	0	0	0	3.1
Total Level 3 securities	$43.4	$(24.3)	$35.0	$0	$0	$0.7	$0	$54.8

The following tables provide a summary of the quantitative information about Level 3 fair value measurements for our applicable securities at December 31:

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2021	Valuation Technique	Unobservable Input	Range of Input Values Increase (Decrease)	Weighted Average Increase (Decrease)
Equity securities:
Nonredeemable preferred stocks	$110.8	Market comparables	Weighted average market capitalization price change %	(20.2)% to (2.3)%	(7.7)%
Subtotal Level 3 securities	110.8
Pricing exemption securities	16.9
Total Level 3 securities	$127.7

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2020	Valuation Technique	Unobservable Input	Range of Input Values Increase (Decrease)	Weighted Average Increase (Decrease)
Equity securities:
Nonredeemable preferred stocks	$26.7	Pricing firm	Discount for lack of marketability %	5.0% to 15.0%	7.6%
Common stocks	25.0	Market comparables	Weighted average market capitalization price change %	29.3% to 124.2%	37.7%
Subtotal Level 3 securities	51.7
Pricing exemption securities	3.1
Total Level 3 securities	$54.8
Note: The table was updated to agree with the current year presentation and to reflect the purchase of a nonredeemable preferred stock security in the second quarter 2020 that was subject to an automatic conversion to common stock during third quarter 2020.

App.-A-22

4.  DEBT
Debt at December 31, consisted of:

	2021		2020
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
3.75% Senior Notes due 2021 (issued: $500.0, August 2011)	$0	$0	$499.8	$510.9
2.45% Senior Notes due 2027 (issued: $500.0, August 2016)	497.7	517.9	497.3	541.1
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	297.2	388.2	296.9	409.4
4.00% Senior Notes due 2029 (issued: $550.0, October 2018)	545.9	621.0	545.5	660.4
3.20% Senior Notes due 2030 (issued: $500.0, March 2020)	496.5	536.3	496.1	575.5
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	396.2	547.9	396.0	582.0
4.35% Senior Notes due 2044 (issued: $350.0, April 2014)	346.8	428.4	346.7	459.7
3.70% Senior Notes due 2045 (issued: $400.0, January 2015)	395.6	447.1	395.5	481.0
4.125% Senior Notes due 2047 (issued: $850.0, April 2017)	841.9	1,029.3	841.7	1,113.1
4.20% Senior Notes due 2048 (issued: $600.0, March 2018)	590.2	741.3	590.0	806.7
3.95% Senior Notes due 2050 (issued: $500.0, March 2020)	490.8	600.0	490.6	653.7
Total	$4,898.8	$5,857.4	$5,396.1	$6,793.5
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
There was no short-term debt outstanding at December 31, 2021. Short-term debt outstanding at December 31, 2020 consisted of the $500 million 3.75% Senior Notes that matured in August 2021.
We issued $500 million of 3.20% Senior Notes due 2030 and $500 million of 3.95% Senior Notes due 2050 in March 2020, in an underwritten public offering. The net proceeds from these issuances, after deducting underwriters’ discounts, commissions, and other issuance costs, were approximately $986.3 million in aggregate.
Aggregate required principal payments on debt outstanding at December 31, 2021, were as follows:

(millions)	Payments
2022	$0
2023	0
2024	0
2025	0
2026	0
Thereafter	4,950
Total	$4,950
Prior to certain issuances of our debt securities, we entered into forecasted transactions to hedge against possible rises in interest rates. When the contracts were closed upon the issuance of the applicable debt securities, we recognized the unrealized gains (losses) on these contracts as part of accumulated other comprehensive income (see Note 1 – Reporting and Accounting Policies for further discussion). These unrealized gains (losses) are being amortized as adjustments to interest expense over the life of the related notes. The following table shows the original gain (loss) recognized at debt issuance and the unamortized balance at December 31, 2021, on a pretax basis:

(millions)	Unrealized Gain (Loss) at Debt Issuance	Unamortized Balance at December 31, 2021
6 5/8% Senior Notes	$(4.2)	$(2.0)
6.25% Senior Notes	5.1	3.0
4.35% Senior Notes	(1.6)	(1.4)
3.70% Senior Notes	(12.9)	(11.1)
4.125% Senior Notes	(8.0)	(7.3)
We reclassified $0.9 million in 2021, $1.1 million in 2020, and $1.0 million in 2019, of net unrealized losses from
App.-A-23

accumulated other comprehensive income to interest expense on our closed debt issuance cash flow hedges.
During 2021 and 2020, we had a line of credit with PNC Bank, National Association (PNC), in the maximum principal amount of $250 million. Subject to the terms and conditions of the line of credit documents, advances under the line of credit (if any) will bear interest at a variable rate equal to the higher of PNC’s Prime Rate or the sum of the
Federal Funds Open Rate plus 175 basis points. Each advance must be repaid on the 30th day after the advance or, if earlier, on April 30, 2022, the expiration date of the line of credit. Prepayments are permitted without penalty. The line of credit is uncommitted and, as such, all advances are subject to PNC’s discretion. We had no borrowings under either line of credit in 2021 or 2020.
5.  INCOME TAXES
The components of our income tax provision for the years ended December 31, were as follows:

(millions)	2021	2020	2019
Current tax provision
Federal	$739.5	$1,395.7	$1,133.2
State	20.7	35.6	27.3
Deferred tax expense
Federal	98.6	35.8	16.8
State	0.3	1.5	3.0
Total income tax provision	$859.1	$1,468.6	$1,180.3

The provision for income taxes in the consolidated statements of comprehensive income differed from the statutory rate for the years ended December 31, as follows:

(millions)	2021		2020		2019
Income before income taxes	$4,210.0		$7,173.2		$5,160.3
Tax at statutory federal rate	$884.1	21%	$1,506.4	21%	$1,083.7	21%
Tax effect of:
Reversal of prior year tax credits	0	0	0	0	163.2	3
Tax credits[1]	(9.9)	0	(5.4)	0	(43.9)	(1)
Stock-based compensation	(19.4)	(1)	(22.7)	(1)	(25.9)	(1)
Tax-deductible dividends	(9.4)	0	(25.1)	(1)	(14.6)	0
Tax-preferenced investment income	(13.2)	0	(15.2)	0	(14.0)	0
Nondeductible compensation expense	8.4	0	6.4	0	8.1	0
State income taxes, net of federal taxes	16.6	0	29.3	1	24.0	1
Other items, net	1.9	0	(5.1)	0	(0.3)	0
Total income tax provision	$859.1	20%	$1,468.6	20%	$1,180.3	23%
1 Included in the amount for 2019 is $38.1 million of benefits on investments in federal renewable energy tax credit funds.
In late December 2018, we learned of allegations of potential fraudulent conduct by the sponsor of three tax credit fund investments we made from 2016 through 2018, including information about ongoing federal investigations. Based on our investigations and other information that became available to us, we concluded the sponsor had committed fraud through these tax credit funds and that all the tax credits and other tax benefits related to those investments were not valid. As a result, during 2019, we increased our provision for income taxes by $163.2 million ($252.0 million current income taxes payable, offset by $88.8 million reduction of deferred tax liability), principally reflecting the total reversal of the tax credits and other tax benefits previously recognized from certain renewable energy investments, plus interest. In addition, we made deposits of $152.1 million for tax years 2017 and 2016 to stop additional interest from accruing. During 2020, $48.8 million of this deposit was applied against our 2016 tax liability, including interest. During 2021, the remainder of the deposit was applied against our 2017 tax liability, including interest. The principals of the sponsor and various other individuals have pleaded guilty to federal criminal charges relating to the fraudulent tax credit funds, and some have been convicted.
App.-A-24

Deferred income taxes reflect the tax effects of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The following table shows the components of the net deferred tax liability at December 31:

(millions)	2021	2020
Federal deferred income tax assets:
Unearned premiums reserve	$642.7	$552.5
Loss and loss adjustment expense reserves	224.3	170.0
Non-deductible accruals	220.8	238.2
Operating lease liabilities	37.9	37.4
Investment basis differences	19.1	18.6
Hedges on forecasted transactions	4.0	4.1
Other	7.2	25.8
Federal deferred income tax liabilities:
Net holding period gains on equity securities	(811.1)	(620.5)
Deferred acquisition costs	(284.7)	(259.8)
Property and equipment	(94.6)	(105.6)
Operating lease assets	(37.9)	(37.4)
Loss and loss adjustment expense reserve transition adjustment	(32.3)	(39.3)
Intangible assets	(16.9)	(27.6)
Net unrealized gains on fixed-maturity securities	(15.0)	(253.4)
Prepaid expenses	(6.8)	(5.5)
Other	(9.6)	(7.5)
Net federal deferred income taxes	(152.9)	(310.0)
State deferred income tax assets[1]	16.3	11.9
State deferred income tax liabilities[1]	(1.5)	(4.0)
Total	$(138.1)	$(302.1)
1 Deferred assets and liabilities are recorded in other assets and accounts payable, accrued expenses, and other liabilities, respectively, on the consolidated balance sheets.
Although realization of the deferred tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2021 or 2020.
At December 31, 2021, we had $19.2 million of net taxes recoverable (included in other assets on our consolidated balance sheets), compared to $163.5 million of net taxes payable (included in other liabilities on our consolidated balance sheets) at December 31, 2020. Net taxes payable at December 31, 2020, included the impact from the reversal of the tax credit benefits for 2017.
The Progressive Corporation and its subsidiaries file a consolidated federal income tax return. As a result of the acquisition of The Protective Insurance Corporation and subsidiaries (Protective Insurance), Protective Insurance will be included in The Progressive Corporation consolidated federal income tax return for the period from June 1, 2021, to December 31, 2021 (see Note 17 – Acquisition for additional discussion). We will file a final consolidated federal income tax return for Protective Insurance for the period from January 1, 2021, to May 31,
2021. ARX Holding Corp. and its subsidiaries (ARX) has been included in the consolidated federal income tax return since April 2018, which is when our ownership interest in ARX first exceeded 80%.
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
All federal income tax years prior to 2018 are closed to examination for The Progressive Corporation, ARX, and Protective Insurance. The IRS CAP exam for 2018 for The Progressive Corporation has been completed and the return was accepted as filed. We consider 2018 to be effectively settled for The Progressive Corporation (other than with respect to equity investments in pass-through entities) while the 2019 through 2021 tax years remain open to examination. For ARX, only the short 2018 tax year
App.-A-25

remains open to examination. Tax years 2018 through 2020 and the short period 2021 tax year remain open to examination for Protective Insurance.
The statute of limitations for state income tax purposes generally remains open for three to four years from the return filing date, depending upon the jurisdiction. There has been no significant state income tax audit activity.
We recognize interest and penalties, if any, as a component of income tax expense. For the years ended December 31, 2021, 2020, and 2019, $0.1 million, $0, and $9.9 million, respectively, of interest and penalties expense has been recorded in the tax provision. We have not recorded any unrecognized tax benefits, or related interest and penalties, as of December 31, 2021 and 2020.
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
As we are primarily an insurer of motor vehicles and residential property, we have limited exposure to environmental, asbestos, and general liability claims. We have established reserves for such exposures, which represent about 1% of our total loss and loss adjustment expense reserves. We believe these reserves to be adequate based on information currently known. These claims are not expected to have a material effect on our liquidity, financial condition, cash flows, or results of operations.
Loss and Loss Adjustment Expense Reserves
Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. For our Personal and Commercial Lines vehicle businesses, which represent about 90% of our total carried reserves, we establish loss and LAE reserves after completing reviews at a disaggregated level of grouping. Progressive’s actuarial staff reviews over 400 subsets of business data, which are at a combined state, product, and line coverage level, to calculate the needed loss and LAE reserves. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of loss adjustment expense costs.
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

App.-A-26

Similar to our vehicle businesses, our actuarial staff analyzes loss and LAE data for our Commercial Lines non-vehicle business and our Property business on an accident period basis. Many of the methodologies and key parameters reviewed are similar. In addition, for Protective
Insurance and our Property business, since claims adjusters primarily establish the case reserves, the actuarial staff includes expected development on case reserves as a component of the overall IBNR reserves.
Activity in the loss and LAE reserves is summarized as follows:

(millions)	2021	2020	2019
Balance at January 1	$20,265.8	$18,105.4	$15,400.8
Less reinsurance recoverables on unpaid losses	3,798.2	3,212.2	2,572.7
Net balance at January 1	16,467.6	14,893.2	12,828.1
Net loss and loss adjustment expense reserves acquired[1]	729.2	0	0
Total beginning reserves	17,196.8	14,893.2	12,828.1
Incurred related to:
Current year	33,632.3	24,926.5	25,238.2
Prior years	(4.7)	195.3	232.3
Total incurred	33,627.6	25,121.8	25,470.5
Paid related to:
Current year	20,561.1	15,584.4	16,105.0
Prior years	8,832.8	7,963.0	7,300.4
Total paid	29,393.9	23,547.4	23,405.4
Net balance at December 31	21,430.5	16,467.6	14,893.2
Plus reinsurance recoverables on unpaid losses	4,733.6	3,798.2	3,212.2
Balance at December 31	$26,164.1	$20,265.8	$18,105.4
1 Net reserves acquired in Protective Insurance acquisition.
We experienced favorable reserve development of $4.7 million in 2021 and unfavorable development of $195.3 million and $232.3 million in 2020 and 2019, respectively, which is reflected as “Incurred related to prior years” in the table above.

2021
•The slightly favorable reserve development for 2021, reflected approximately $140 million of favorable prior year reserve development that was attributable to accident year 2020, offset by $87 million of unfavorable development attributable to accident year 2019, with the remainder of the unfavorable development attributable to 2018 and prior accident years.
•Our personal auto products incurred $113 million of favorable loss and LAE reserve development, with the Direct auto business contributing about 70%, primarily attributable to revised estimates of our per claim settlement costs and fewer late reports than originally anticipated, partially offset by higher than anticipated bodily injury severity.
•Our Commercial Lines business experienced $87 million of unfavorable development, primarily due to increased injury severity and the emergence of large injury claims at rates higher than originally anticipated, primarily in Texas and Florida.
•Our Property business experienced $36 million of unfavorable development primarily due to higher than anticipated severity and claims that were previously closed being reopened in Florida.
•Our special lines products experienced $14 million of favorable development.
App.-A-27

2020
•Approximately $59 million of the unfavorable prior year reserve development was attributable to accident year 2019, $107 million to accident year 2018, and the remainder to 2017 and prior accident years.
•Our personal auto products incurred about $136 million of unfavorable loss and LAE reserve development, with the Agency and Direct auto businesses each contributing about half, primarily attributable to higher than anticipated frequency of reopened PIP claims, primarily in Florida, updated estimates of our per claim settlement costs, and late reported losses occurring toward the end of 2019 but not reported until 2020, which was partially offset by higher than anticipated salvage and subrogation recoveries.
•Our Commercial Lines business experienced about $98 million of unfavorable development, primarily due to increased injury severity and the emergence of large injury claims at rates higher than originally anticipated.
•Our special lines products and Property business experienced about $25 million and $14 million, respectively, of favorable development driven by favorable case development across all products, as severity was lower than expected.
2019
•Approximately $131 million of the unfavorable prior year reserve development was attributable to accident year 2018, $73 million to accident year 2017, and the remainder to 2016 and prior accident years.
•Our personal auto products incurred about $121 million of unfavorable loss and LAE reserve development, with the Agency and Direct auto businesses each contributing about half, primarily reflecting increased injury severity, a higher than anticipated frequency of reopened PIP claims, primarily in Florida, and late reported losses occurring in late 2018 but not reported until 2019.
•Our Commercial Lines business experienced about $83 million of unfavorable development, primarily due to increased injury severity and more emergence of large injury claims than originally anticipated.
•Our special lines products experienced about $14 million of unfavorable development, primarily due to less salvage and subrogation recoveries than originally anticipated and increased severity of late reported claims.
•Our Property business experienced about $12 million of unfavorable development, primarily due to higher than originally anticipated homeowner and dwelling costs and fire liability costs.
Incurred and Paid Claims Development by Accident Year
The following tables present our incurred, net of reinsurance, and paid claims development by accident year for the number of years that generally have historically represented the maximum development period for claims in any of our segment categories. The tables below include inception-to-date information for companies acquired and wholly exclude companies disposed of, rather than including information from the date of acquisition, or until the date of disposition. We believe the most meaningful presentation of claims development is through the retrospective approach by presenting all relevant historical information for all periods presented.
We have elected to present our incurred and paid claims development consistent with our GAAP reportable segments (see Note 10 – Segment Information for a discussion of our segment reporting), with a further disaggregation of our Personal Lines and Commercial Lines auto business claims development between liability and physical damage, since the loss patterns are significantly different between them. The Commercial
Lines other business includes Protective Insurance coverages other than liability and physical damage. Reserves for our run-off products are not considered material, and, therefore, are not included in a separate claims development table.
Only 2021 is audited; all prior years are considered required supplementary information and, therefore, are unaudited. Expected development on our case reserves is excluded from the IBNR reserves on our vehicle businesses, as discussed above. For the Property business and the Commercial Lines other business, the IBNR reserves include expected case development based on the methodology used in establishing the case reserves for that segment. The cumulative number of incurred claims are based on accident coverages (e.g., bodily injury, collision, comprehensive, personal injury protection, property damage) related to opened claims. Coverage counts related to claims closed without payment are excluded from the cumulative number of incurred claims.
App.-A-28

Personal Lines - Agency - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2021
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2017[1]	2018[1]	2019[1]	2020[1]	2021
2017	$4,474.8	$4,485.8	$4,511.1	$4,546.4	$4,509.2	$0	779,396
2018		5,141.8	5,182.1	5,192.7	5,238.7	89.3	856,502
2019			5,885.0	5,886.9	5,918.2	112.5	915,954
2020				5,433.8	5,405.4	280.3	754,470
2021					6,716.4	991.0	875,200
				Total	$27,787.9
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2017[1]	2018[1]	2019[1]	2020[1]	2021
2017	$2,074.0	$3,478.5	$4,048.5	$4,285.5	$4,418.3
2018		2,378.0	4,028.7	4,635.0	4,940.6
2019			2,715.2	4,533.2	5,272.8
2020				2,383.0	4,112.2
2021					2,855.4
				Total	$21,599.3
	All outstanding liabilities before 2017, net of reinsurance[1]				85.7
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$6,274.3
1 Required supplementary information (unaudited)

Personal Lines - Agency - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2021
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2017[1]	2018[1]	2019[1]	2020[1]	2021
2017	$2,635.5	$2,638.5	$2,643.5	$2,640.6	$2,645.1	$0.8	1,514,952
2018		2,819.0	2,822.6	2,821.7	2,818.9	(4.6)	1,695,396
2019			3,277.9	3,254.7	3,261.1	(3.1)	1,878,499
2020				3,328.5	3,319.8	(14.6)	1,782,861
2021					4,708.3	(222.0)	2,094,032
				Total	$16,753.2
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2017[1]	2018[1]	2019[1]	2020[1]	2021
2017	$2,599.8	$2,643.2	$2,640.9	$2,640.8	$2,641.7
2018		2,769.1	2,827.4	2,819.9	2,819.5
2019			3,242.5	3,259.2	3,255.9
2020				3,250.1	3,322.5
2021					4,438.1
				Total	$16,477.7
	All outstanding liabilities before 2017, net of reinsurance[1]				2.1
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$277.6
1 Required supplementary information (unaudited)
App.-A-29

Personal Lines - Direct - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2021
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2017[1]	2018[1]	2019[1]	2020[1]	2021
2017	$4,209.5	$4,209.9	$4,229.3	$4,254.4	$4,219.2	$(0.5)	772,945
2018		4,904.8	4,980.9	5,003.2	5,052.5	77.1	871,243
2019			5,756.5	5,811.7	5,837.9	91.9	957,488
2020				5,356.9	5,322.7	263.2	787,231
2021					6,964.7	972.2	970,710
				Total	$27,397.0
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2017[1]	2018[1]	2019[1]	2020[1]	2021
2017	$1,912.6	$3,255.2	$3,808.3	$4,035.6	$4,147.1
2018		2,235.1	3,863.5	4,481.7	4,787.7
2019			2,630.3	4,452.5	5,218.8
2020				2,301.3	4,018.7
2021					2,915.0
				Total	$21,087.3
	All outstanding liabilities before 2017, net of reinsurance[1]				63.5
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$6,373.2
1 Required supplementary information (unaudited)

Personal Lines - Direct - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2021
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2017[1]	2018[1]	2019[1]	2020[1]	2021
2017	$2,750.6	$2,743.7	$2,749.0	$2,745.6	$2,750.8	$0.8	1,791,658
2018		3,202.3	3,181.9	3,182.0	3,179.3	(6.2)	2,070,183
2019			3,787.9	3,737.8	3,749.6	(5.5)	2,271,699
2020				3,775.6	3,753.3	(26.1)	2,136,940
2021					5,752.3	(311.9)	2,618,463
				Total	$19,185.3
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2017[1]	2018[1]	2019[1]	2020[1]	2021
2017	$2,742.1	$2,753.5	$2,748.4	$2,747.6	$2,747.9
2018		3,170.0	3,193.8	3,183.0	3,182.6
2019			3,782.6	3,751.3	3,746.8
2020				3,720.0	3,765.9
2021					5,421.9
				Total	$18,865.1
	All outstanding liabilities before 2017, net of reinsurance[1]				2.1
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$322.3
1 Required supplementary information (unaudited)
App.-A-30

Commercial Lines - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2021
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2017[1]	2018[1]	2019[1]	2020[1]	2021
2017	$1,477.2	$1,470.2	$1,492.6	$1,472.2	$1,462.3	$5.9	102,806
2018		1,880.4	1,913.7	1,976.2	1,971.4	34.7	119,972
2019			2,301.1	2,370.9	2,426.3	82.0	136,273
2020				2,335.7	2,388.8	175.5	117,027
2021					3,446.6	650.0	153,749
				Total	$11,695.4
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2017[1]	2018[1]	2019[1]	2020[1]	2021
2017	$337.2	$759.5	$1,085.4	$1,257.1	$1,353.0
2018		401.4	979.9	1,392.3	1,666.8
2019			474.8	1,184.4	1,684.5
2020				440.8	1,110.4
2021					573.6
				Total	$6,388.3
	All outstanding liabilities before 2017, net of reinsurance[1]				74.0
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$5,381.1
1 Required supplementary information (unaudited)

Commercial Lines - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2021
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2017[1]	2018[1]	2019[1]	2020[1]	2021
2017	$463.9	$459.3	$457.3	$456.1	$456.6	$0	87,721
2018		528.7	528.3	526.3	525.6	(1.1)	93,305
2019			633.1	628.3	626.6	(1.9)	99,456
2020				631.8	624.9	(4.4)	99,436
2021					920.9	(11.4)	123,801
				Total	$3,154.6
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2017[1]	2018[1]	2019[1]	2020[1]	2021
2017	$408.5	$456.0	$455.4	$455.6	$455.6
2018		467.6	524.8	524.9	525.4
2019			561.1	625.1	624.8
2020				540.6	621.8
2021					764.2
				Total	$2,991.8
	All outstanding liabilities before 2017, net of reinsurance[1]				0.7
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$163.5
1 Required supplementary information (unaudited)
App.-A-31

Commercial Lines - Other
($ in millions)											As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance											December 31, 2021
	For the years ended December 31,										Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2012[1]	2013[1]	2014[1]	2015[1]	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021
2012	$62.2	$59.2	$57.0	$61.7	$68.8	$71.9	$70.1	$70.0	$70.9	$71.1	$3.0	7,434
2013		66.4	68.1	65.3	75.4	81.6	77.9	78.9	78.9	78.9	4.4	7,703
2014			74.9	70.0	68.3	70.5	70.7	69.4	70.7	70.9	4.3	7,969
2015				51.2	45.4	46.1	48.3	47.0	44.8	45.1	4.9	8,519
2016					51.8	43.3	41.0	41.5	40.2	40.1	3.8	7,065
2017						62.6	54.6	51.1	48.8	46.2	5.8	17,653
2018							81.5	81.3	76.7	77.0	7.8	15,389
2019								80.7	83.1	85.4	14.7	10,577
2020									75.0	80.7	24.8	9,260
2021										84.1	45.9	8,472
									Total	$679.5
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2012[1]	2013[1]	2014[1]	2015[1]	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021
2012	$14.0	$28.2	$38.4	$47.3	$53.6	$58.6	$62.1	$63.3	$64.2	$64.1
2013		13.7	30.6	43.6	55.6	61.9	66.9	68.9	70.8	71.7
2014			18.6	33.9	44.3	51.1	56.9	59.0	61.1	64.2
2015				6.5	18.1	26.5	30.9	33.9	36.1	37.1
2016					8.5	20.9	27.0	30.6	32.7	33.8
2017						9.6	24.4	30.8	34.5	36.9
2018							17.6	39.6	49.5	56.7
2019								20.0	42.4	56.0
2020									15.8	38.6
2021										16.9
									Total	$476.0
			All outstanding liabilities before 2012, net of reinsurance[1]							26.3
			Liabilities for claims and claim adjustment expenses, net of reinsurance							$229.8
1 Required supplementary information (unaudited)
App.-A-32

Property Business
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2021
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2017[1]	2018[1]	2019[1]	2020[1]	2021
2017	$672.8	$680.9	$683.4	$681.3	$681.5	$0.4	76,236
2018		839.0	845.2	845.4	846.5	11.0	64,872
2019			971.7	965.2	962.8	2.4	75,434
2020				1,223.5	1,246.8	56.8	109,427
2021					1,539.6	333.4	118,874
				Total	$5,277.2
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2017[1]	2018[1]	2019[1]	2020[1]	2021
2017	$506.7	$647.1	$670.1	$675.0	$679.1
2018		595.9	781.2	812.6	826.6
2019			708.0	930.4	950.5
2020				832.5	1,141.2
2021					1,035.4
				Total	$4,632.8
	All outstanding liabilities before 2017, net of reinsurance[1]				6.1
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$650.5
1 Required supplementary information (unaudited)
App.-A-33

The following table reconciles the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses:

(millions)	2021	2020
Net outstanding liabilities
Personal Lines
Agency, Liability	$6,274.3	$5,378.7
Agency, Physical Damage	277.6	82.4
Direct, Liability	6,373.2	5,277.3
Direct, Physical Damage	322.3	40.6
Commercial Lines
Liability	5,381.1	3,586.3
Physical Damage	163.5	82.7
Other	229.8	0
Property	650.5	474.7
Other business	62.6	66.7
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	19,734.9	14,989.4
Reinsurance recoverable on unpaid claims
Personal Lines
Agency, Liability	916.9	959.6
Agency, Physical Damage	0	0
Direct, Liability	1,472.7	1,475.8
Direct, Physical Damage	0	0
Commercial Lines
Liability	1,266.4	758.5
Physical Damage	2.4	(0.3)
Other	202.0	0
Property	370.0	226.9
Other business	463.8	358.6
Total reinsurance recoverable on unpaid claims	4,694.2	3,779.1
Unallocated claims adjustment expense related to:
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	1,695.6	1,478.2
Reinsurance recoverable on unpaid claims	39.4	19.1
Total gross liability for unpaid claims and claim adjustment expense	$26,164.1	$20,265.8
The following table shows the average historical claims duration as of December 31, 2021:

(Required Supplementary Information - Unaudited)
Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance	Years
	1	2	3	4	5
Personal Lines
Agency, Liability	44.6%	31.3%	12.2%	5.6%	2.9%
Agency, Physical Damage	97.3	1.6	(0.2)	0	0
Direct, Liability	43.8	31.9	12.8	5.8	2.6
Direct, Physical Damage	98.2	0.4	(0.2)	0	0
Commercial Lines
Liability	19.0	28.9	21.1	13.0	6.6
Physical Damage	86.9	11.2	0	0.1	0
Other	20.8	25.6	15.2	10.9	7.4
Property	69.7	22.9	3.0	1.2	0.6

App.-A-34

7.  REINSURANCE
The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

	2021		2020		2019
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$48,129.6	$46,018.6	$41,736.4	$40,687.7	$39,222.0	$37,519.7
Ceded premiums:
Regulated	(674.5)	(650.2)	(648.2)	(686.5)	(711.1)	(670.8)
Non-Regulated	(1,049.9)	(999.7)	(519.5)	(739.6)	(933.0)	(656.5)
Total ceded premiums	(1,724.4)	(1,649.9)	(1,167.7)	(1,426.1)	(1,644.1)	(1,327.3)
Net premiums	$46,405.2	$44,368.7	$40,568.7	$39,261.6	$37,577.9	$36,192.4
Regulated refers to federal or state run plans and primarily includes the following:
•Federal reinsurance plan
◦National Flood Insurance Program (NFIP)
•State-provided reinsurance facilities
◦Michigan Catastrophic Claims Association (MCCA)
◦North Carolina Reinsurance Facility (NCRF)
◦Florida Hurricane Catastrophe Fund (FHCF)
•State-mandated involuntary plans
◦Commercial Automobile Insurance Procedures/Plans (CAIP)
Non-Regulated represents voluntary external reinsurance contracts entered into by the company. These include amounts ceded on our Commercial Lines business primarily related to transportation network company
(TNC) business, workers’ compensation, and fleet trucking, which are all ceded under quota-share reinsurance agreements. Amounts ceded on our Property business are primarily multi-year catastrophic excess of loss and aggregate excess of loss agreements.
Non-regulated ceded written premium increased in 2021 and decreased in 2020, primarily due to our TNC business. Since TNC premiums are based on miles driven during the policy period, the fluctuations reflect the decrease in miles driven during 2020 due to the COVID-19 restrictions that were in place, and the subsequent lifting of those restrictions during 2021. The increase in 2021 was also driven by the acquisition of Protective Insurance, which cedes premiums on its workers’ compensation and fleet trucking policies.
Our reinsurance recoverables and prepaid reinsurance premiums were comprised of the following at December 31:

	Reinsurance Recoverables				Prepaid Reinsurance Premiums
($ in millions)	2021		2020		2021		2020
Regulated:
MCCA	$2,364.0	47%	$2,428.8	60%	$26.7	6%	$33.3	9%
CAIP	529.0	11	397.8	10	111.2	24	84.7	23
NCRF	118.7	2	88.6	2	44.4	10	41.9	11
FHCF	81.3	2	54.8	1	0	0	0	0
NFIP	13.9	0	24.2	1	62.4	14	60.7	17
Other	2.2	0	3.2	0	1.4	0	1.3	0
Total Regulated	3,109.1	62	2,997.4	74	246.1	54	221.9	60
Non-Regulated:
Commercial Lines	1,518.4	31	753.2	19	198.2	43	134.5	37
Property	345.8	7	261.7	7	13.3	3	11.7	3
Other	7.2	0	7.1	0	0	0	0	0
Total Non-Regulated	1,871.4	38	1,022.0	26	211.5	46	146.2	40
Total	$4,980.5	100%	$4,019.4	100%	$457.6	100%	$368.1	100%

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to us. Our exposure to losses from the failure of Regulated plans is minimal, since these plans are funded by the federal government or by mechanisms supported by insurance companies in applicable states. We evaluate the financial condition of our other reinsurers and monitor concentrations of credit risk to minimize our exposure to significant losses from reinsurer insolvencies. The increase in the Commercial
App.-A-35

Lines reinsurance recoverables and prepaid reinsurance premiums during 2021 primarily reflected growth in our TNC business and the acquisition of Protective Insurance.
We routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counterparties to our reinsurance recoverables to determine if an allowance for credit losses should be established. For at-risk uncollateralized recoverable balances, we evaluate a number of reinsurer specific factors, including reinsurer credit quality rating, credit rating outlook, historical experience, reinsurer surplus, recoverable duration, and collateralization composition in respect to our net exposure (i.e., the reinsurance recoverable amount less premiums payable to the reinsurer, where the right to offset exists). At December 31, 2021 and 2020, the allowance for credit losses related to these contracts was not material to our financial condition or results of operations.
8.  STATUTORY FINANCIAL INFORMATION
Consolidated statutory surplus was $16,423.7 million and $15,194.6 million at December 31, 2021 and 2020, respectively. Statutory net income was $2,283.9 million, $4,911.4 million, and $3,489.7 million for the years ended December 31, 2021, 2020, and 2019, respectively.
At December 31, 2021, $1,314.5 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.
During 2021, the insurance subsidiaries paid aggregate cash dividends of $2,857.0 million to their parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $2,504.3 million in 2022 without prior approval from regulatory authorities, provided the dividend payments are not made within 12 months of previous dividends paid by the applicable subsidiary.

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
Progressive’s common stock fund is an employee stock ownership program (ESOP) within the 401(k) Plan. At December 31, 2021, the ESOP held 20.9 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash, at the election of the participant, and the related tax benefit is recorded as part of our tax provision. Matching contributions to the 401(k) Plan for the years ended December 31, 2021, 2020, and 2019 were $159.2 million, $131.2 million, and $120.8 million, respectively.

Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements, and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $22.3 million and $24.1 million at December 31, 2021 and 2020, respectively.
Incentive Compensation Plans – Employees  Progressive’s incentive compensation programs include both non-equity incentive plans (cash) and equity incentive plans. Progressive’s cash incentive compensation includes an annual cash incentive program (i.e., Gainshare Program) for virtually all employees. Progressive’s equity incentive compensation plans provide for the granting of restricted stock unit awards to key members of management.

App.-A-36

The amounts charged to expense for incentive compensation plans for the years ended December 31, were:

	2021		2020		2019
(millions)	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Non-equity incentive plans – cash	$619.3	$489.2	$688.8	$544.2	$598.4	$472.7
Equity incentive plans	100.7	79.6	89.4	70.6	90.1	71.2
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
The performance-based awards were granted to executives and other senior managers in 2021, in addition to their time-based awards, to provide additional incentive to achieve pre-established profitability and growth targets or relative investment performance. The targets for the performance-based awards, as well as the number of units that ultimately may vest, vary by grant.
The details of the performance-based equity awards that were outstanding at December 31, 2021, were as follows:

Performance Measurement	Year(s) of Grant	Vesting range (as a percentage of target)
Growth of our personal auto and commercial auto businesses and homeowners multi-peril business, each compared to its respective market	2019-2021	0-250%
Investment results relative to peer group	2019-2021	0-200%
All restricted equity awards are settled at or after vesting in Progressive common shares from existing treasury shares on a one-to-one basis.

A summary of all employee restricted equity award activity during the years ended December 31, follows:

	2021		2020		2019
Restricted Equity Awards	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value
Beginning of year	3,570,271	$57.68	3,879,077	$48.28	4,856,356	$38.56
Add (deduct):
Granted[2]	1,476,802	70.11	1,629,534	55.28	1,835,145	49.61
Vested	(1,452,353)	46.88	(1,861,442)	36.19	(2,691,337)	31.85
Forfeited	(55,698)	60.81	(76,898)	52.79	(121,087)	43.98
End of year[3,4]	3,539,022	$67.24	3,570,271	$57.68	3,879,077	$48.28
1 Includes restricted stock units. All performance-based awards are included at their target amounts.
2 We reinvest dividend equivalents on restricted stock units. For 2021, 2020, and 2019, the number of units “granted” shown in the table above includes 237,582, 144,389, and 210,159 of dividend equivalent units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair value of the original grant.
3 At December 31, 2021, the number of shares included 727,596 performance-based units at their target amounts. We expect 1,497,347 units to vest based upon our current estimates of the likelihood of achieving the pre-determined performance goals applicable to each award.
4 At December 31, 2021, the total unrecognized compensation cost related to unvested equity awards was $93.8 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into the consolidated statements of comprehensive income over the weighted average vesting period of 2.1 years.
App.-A-37

The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2021, 2020, and 2019, was $139.1 million, $148.9 million, and $191.6 million, respectively, based on the actual stock price on the applicable vesting date.
Incentive Compensation Plans – Directors  Progressive’s 2017 Directors Equity Incentive Plan, which provides for the granting of equity-based awards, including restricted stock awards, to non-employee directors, was approved by shareholders in 2017 and originally authorized awards for up to 0.5 million shares.
The Progressive Corporation permits each non-employee director to indicate a preference to receive either 100% of their compensation in the form of a restricted stock award or 60% in the form of a restricted stock award and 40% in the form of cash. If the director does not state a preference, it is presumed that they preferred to receive 100% of their compensation in the form of restricted stock. After considering such preferences, the Compensation Committee of the Board of Directors determines the awards (restricted stock, or restricted stock and cash) for each non-employee director.
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
A summary of all directors’ restricted stock activity during the years ended December 31, follows:

	2021		2020		2019
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	39,403	$74.77	38,451	$73.43	41,706	$62.23
Add (deduct):
Granted	29,206	105.16	39,403	74.77	38,451	73.43
Vested	(39,403)	74.77	(38,451)	73.43	(41,706)	62.23
End of year[1]	29,206	$105.16	39,403	$74.77	38,451	$73.43
1 At December 31, 2021, 2020, and 2019, the remaining unrecognized compensation cost related to restricted stock awards was $0.9 million, $0.9 million, and $0.8 million, respectively.
The aggregate fair value of the restricted stock vested during the years ended December 31, 2021, 2020, and 2019, was $3.8 million, $3.0 million, and $3.0 million, respectively, based on the actual stock price at time of vesting.
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
An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan. The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2021	2020
Progressive common shares[1]	$137.1	$134.2
Other investment funds[2]	189.1	167.2
Total	$326.2	$301.4
1 Included 2.4 million and 2.8 million common shares as of December 31, 2021 and 2020, respectively, to be distributed in common shares, and are reported at grant date fair value.
2 Amount is included in other assets on the consolidated balance sheets.

App.-A-38

10.  SEGMENT INFORMATION
We write personal and commercial auto insurance, personal residential and commercial property insurance, workers’ compensation insurance, general liability insurance, and other specialty property-casualty insurance and provide related services. Our Personal Lines segment writes insurance for personal autos and recreational vehicles (our special lines products). The Personal Lines segment is comprised of both the Agency and Direct businesses. The Agency business includes business written by our network of more than 40,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (including other insurance companies, financial institutions, and national agencies). The Direct business includes business written directly by us online, by phone, or on mobile devices. We operate our Personal Lines businesses throughout the United States.
Our Commercial Lines segment writes auto-related liability and physical damage insurance, workers’ compensation insurance primarily for the transportation industry, and business-related general liability and property insurance, predominately for small businesses. This segment operates throughout the United States and is distributed through both the independent agency, including brokerages, and direct channels.
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
We evaluate profitability based on pretax underwriting profit (loss) for the Personal Lines, Commercial Lines, and Property segments. Pretax underwriting profit (loss) is calculated as net premiums earned plus fees and other revenues, less: (i) losses and loss adjustment expenses; (ii) policy acquisition costs; (iii) other underwriting expenses; and (iv) policyholder credit expense. Service business pretax profit (loss) is the difference between service business revenues and service business expenses.
Assets and income taxes are not allocated to operating segments, as such allocation would be impractical. Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We do not separately identify depreciation expense by segment. Companywide depreciation expense was $279.7 million in 2021, $274.9 million in 2020, and $239.8 million in 2019. The accounting policies of the operating segments are the same as those described in Note 1 – Reporting and Accounting Policies.
App.-A-39

Following are the operating results for the years ended December 31:

	2021		2020		2019
(millions)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)
Personal Lines
Agency	$16,881.0	$992.1	$15,789.5	$2,236.5	$14,904.1	$1,673.2
Direct	18,492.3	619.2	16,830.6	2,076.5	15,305.9	1,181.4
Total Personal Lines[1]	35,373.3	1,611.3	32,620.1	4,313.0	30,210.0	2,854.6
Commercial Lines	6,945.2	767.8	4,875.8	634.8	4,427.6	458.8
Property[2]	2,042.5	(312.3)	1,765.7	(125.1)	1,554.8	(26.1)
Other indemnity[3]	7.7	(1.4)	0	0	0	0
Total underwriting operations	44,368.7	2,065.4	39,261.6	4,822.7	36,192.4	3,287.3
Fees and other revenues[4]	691.8	NA	603.5	NA	563.7	NA
Service businesses	271.4	18.6	226.4	20.9	195.0	16.1
Investments[5]	2,370.1	2,344.6	2,566.6	2,546.6	2,071.2	2,046.6
Interest expense	NA	(218.6)	NA	(217.0)	NA	(189.7)
Consolidated total	$47,702.0	$4,210.0	$42,658.1	$7,173.2	$39,022.3	$5,160.3
NA = Not applicable
1 Personal auto insurance accounted for 94% of the total Personal Lines segment net premiums earned in 2021, 2020, and 2019; insurance for our special lines products (e.g., motorcycles, ATVs, RVs, watercraft, and snowmobiles) accounted for the balance of the Personal Lines net premiums earned.
2 During 2021, 2020, and 2019, pretax profit (loss) includes $56.6 million, $56.9 million, and $66.3 million, respectively, of amortization expense predominately associated with intangible assets attributable to our Property segment. See Note 16 – Goodwill and Intangible Assets for further discussion.
3 Primarily includes Protective Insurance’s run-off business operations.
4 Pretax profit (loss) for fees and other revenues is allocated to operating segments.
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

	2021		2020		2019
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines
Agency	5.9%	94.1	14.2%	85.8	11.2%	88.8
Direct	3.4	96.6	12.3	87.7	7.7	92.3
Total Personal Lines	4.6	95.4	13.2	86.8	9.5	90.5
Commercial Lines	11.1	88.9	13.0	87.0	10.4	89.6
Property[1]	(15.3)	115.3	(7.1)	107.1	(1.7)	101.7
Total underwriting operations	4.7	95.3	12.3	87.7	9.1	90.9
1 Included in 2021, 2020, and 2019, are 2.8 points, 3.2 points, and 4.3 points, respectively, of amortization expense associated with intangible assets.
App.-A-40

11.  OTHER COMPREHENSIVE INCOME (LOSS)
The components of other comprehensive income (loss), including reclassification adjustments by income statement line item, for the years ended December 31, were as follows:

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2020	$1,187.4	$(255.7)	$931.7	$947.3	$(15.6)	$0
Other comprehensive income (loss) before reclassifications:
Investment securities	(892.4)	193.0	(699.4)	(699.4)	0	0
Foreign currency translation adjustment	(0.8)	0.2	(0.6)	0	0	(0.6)
Total other comprehensive income (loss) before reclassifications	(893.2)	193.2	(700.0)	(699.4)	0	(0.6)
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net realized gains (losses) on securities	242.8	(51.1)	191.7	191.7	0	0
Interest expense	(0.9)	0.2	(0.7)	0	(0.7)	0
Total reclassification adjustment for amounts realized in net income	241.9	(50.9)	191.0	191.7	(0.7)	0
Total other comprehensive income (loss)	(1,135.1)	244.1	(891.0)	(891.1)	0.7	(0.6)
Balance at December 31, 2021	$52.3	$(11.6)	$40.7	$56.2	$(14.9)	$(0.6)

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	(Income) loss attributable to NCI
Balance at December 31, 2019	$435.7	$(94.0)	$341.7	$360.8	$(16.4)	$(2.7)
Reclassification of disproportionate amounts[1]	3.4	(0.7)	2.7	0	0	2.7
Adjusted balance at December 31, 2019	439.1	(94.7)	344.4	360.8	(16.4)	0
Other comprehensive income (loss) before reclassifications:
Investment securities	1,557.2	(306.1)	1,251.1	1,251.1	0	0
Total other comprehensive income (loss) before reclassifications	1,557.2	(306.1)	1,251.1	1,251.1	0	0
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net realized gains (losses) on securities	810.0	(145.4)	664.6	664.6	0	0
Interest expense	(1.1)	0.3	(0.8)	0	(0.8)	0
Total reclassification adjustment for amounts realized in net income	808.9	(145.1)	663.8	664.6	(0.8)	0
Total other comprehensive income (loss)	748.3	(161.0)	587.3	586.5	0.8	0
Balance at December 31, 2020	$1,187.4	$(255.7)	$931.7	$947.3	$(15.6)	$0
1Adjustment to reflect the change in value on (income) loss attributable to noncontrolling interest in conjunction with the purchase transaction (See Note 15 - Redeemable Noncontrolling Interest for additional information).

App.-A-41

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	(Income) loss attributable to NCI
Balance at December 31, 2018	$(153.0)	$32.1	$(120.9)	$(105.6)	$(17.2)	$1.9
Other comprehensive income (loss) before reclassifications:
Investment securities	825.8	(174.9)	650.9	650.9	0	0
Loss attributable to noncontrolling interest	(5.9)	1.3	(4.6)	0	0	(4.6)
Total other comprehensive income (loss) before reclassifications	819.9	(173.6)	646.3	650.9	0	(4.6)
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net realized gains (losses) on securities	232.2	(47.7)	184.5	184.5	0	0
Interest expense	(1.0)	0.2	(0.8)	0	(0.8)	0
Total reclassification adjustment for amounts realized in net income	231.2	(47.5)	183.7	184.5	(0.8)	0
Total other comprehensive income (loss)	588.7	(126.1)	462.6	466.4	0.8	(4.6)
Total at December 31, 2019	$435.7	$(94.0)	$341.7	$360.8	$(16.4)	$(2.7)
In an effort to manage interest rate risk, we may enter into forecasted transactions on Progressive’s debt issuances. We expect to reclassify $0.5 million (pretax) into interest expense during the next 12 months, related to net unrealized losses on forecasted transactions (see Note 4 – Debt for further discussion).
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
The pending lawsuits summarized below are in various stages of development, and the outcomes are uncertain until final disposition or, if probable and estimable, are accrued and immaterial as of December 31, 2021. At period end, except to the extent an immaterial accrual has been established, we do not consider the losses from these
App.-A-42

pending cases to be both probable and estimable, and we are unable to estimate a range of loss at this time. It is not possible to determine loss exposure for a number of reasons, including, without limitation, one or more of the following: liability appears to be remote; putative class action lawsuits generally pose immaterial exposure until a class is actually certified, which, historically, has not been granted by courts in the vast majority of our cases in which class certification has been sought; even certified class action lawsuits are subject to decertification, denial of liability and/or appeal; class definitions are often indefinite and preclude detailed exposure analysis; and complaints rarely state an amount sought as relief, and when such amount is stated, it often is a function of pleading requirements and may be unrelated to the potential exposure.
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
At December 31, 2021, pending lawsuits as described above that challenge certain of the operations of our subsidiaries included:
Lawsuits seeking class/collective action status:
•alleging we improperly handle, adjust, and pay physical damage claims, including how we value total loss claims, the payment of fees and taxes associated with total losses, and the payment of diminution of value damages.
•alleging we improperly adjust PIP claims in Florida.
•alleging we improperly adjust medical bills submitted by insureds or medical providers in medical claims.
•alleging we improperly pay and reimburse Medicare Advantage Plans on first party medical, PIP, and bodily injury claims.
•alleging we improperly accept uninsured motorist rejection.
•alleging we sell illusory underinsured motorist coverage.
•alleging we wrongfully withheld payments owed to insureds under uninsured/underinsured motorist coverage.
•alleging we must pay an insured the pre-loss actual cash value of a totaled vehicle in addition to the value of the salvage vehicle if we take ownership of the salvage vehicle.
•alleging we improperly calculate basic economic loss as it relates to wage loss coverage.
•alleging we violated the Telephone Consumer Protection Act.
•alleging we provided an insufficient amount of premium relief to California and Nevada insureds in response to the COVID-19 pandemic.
•alleging we deny or limit claims made under ordinance or law coverage.
•alleging we induce claimants to sign releases days after an accident, thereby depriving them of the right to pursue claims against our insureds.
•alleging we deny enhanced injury protection benefits following an insured’s death.
•alleging we fail to timely and fully refund premiums to insureds upon taking title to vehicles that have been deemed total losses.
•alleging we and other stockholders of the Tribune Co. were overpaid for stock as part of a leveraged buyout.
•alleging certain of our compensation practices and overtime payment practices are improper, including our classification of certain employees as exempt from overtime pay requirements.
Lawsuits certified or conditionally certified as class/collective actions:
•alleging we improperly value total loss claims in Florida and Washington.
•alleging we improperly fail to pay fees and taxes associated with total losses in Florida.
•alleging we improperly adjust medical bills in Washington.
•alleging that certain of our compensation practices and overtime payment practices are improper, including our classification of certain employees as exempt from overtime pay requirements.

App.-A-43

Non-class/collective/representative lawsuits:
•alleging we breached a contract by improperly handling a portfolio of high-deductible workers’ compensation claims.
•alleging we improperly paid, reimbursed, and reported on claims in which the insured or claimant is a Medicare or Medicaid beneficiary.
•alleging we improperly estimate and pay for physical damage repairs.
•alleging we mistitled a vehicle by omitting a salvage designation.
•alleging we improperly listed an operating address with the Federal Motor Carrier Safety Administration.
•alleging that various employment policies, practices, and/or decisions are improper.
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
Contracts are reviewed at inception to determine if it contains a lease and whether the lease qualifies as an operating or financing lease. We do not have material financing leases.
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
The following table summarizes the carrying amounts of our operating leased assets and liabilities at December 31, along with key inputs used to discount our lease liabilities:

(millions)	2021	2020
Operating lease assets	$172.6	$165.5
Operating lease liabilities	$180.9	$179.0
Weighted-average remaining term	2.9 years	3.0 years
Weighted-average discount rate	1.6%	2.5%

At December 31, 2021, the following table shows our operating lease liabilities, on an undiscounted basis for the periods indicated:

(millions)	Commitments
2022	$72.4
2023	56.4
2024	39.3
2025	13.8
2026	3.1
Thereafter	0.1
Total	185.1
Interest	(4.2)
Present value of lease liabilities	$180.9
The operating lease expense for the years ended December 31, was as follows:

(millions)	Expense
2021	$90.4
2020	95.4
2019	102.0

App.-A-44

14. DIVIDENDS
Following is a summary of our common and preferred share dividends that were declared and/or paid in the last three years:

(millions, except per share amounts)		Amount
Declared	Payable	Per Share	Accrued/Paid[1]
Common - Annual Variable Dividends:
December 2021	December 2021	$1.50	$876.5
December 2020	January 2021	4.50	2,635.9
December 2019	January 2020	2.25	1,316.9
December 2018	February 2019	2.5140	1,467.9

Common - Quarterly Dividends:
December 2021	January 2022	0.10	58.5
August 2021	October 2021	0.10	58.5
May 2021	July 2021	0.10	58.5
March 2021	April 2021	0.10	58.5
December 2020	January 2021	0.10	58.6
August 2020	October 2020	0.10	58.6
May 2020	July 2020	0.10	58.5
February 2020	April 2020	0.10	58.5
December 2019	January 2020	0.10	58.5
August 2019	October 2019	0.10	58.5
May 2019	July 2019	0.10	58.4
February 2019	April 2019	0.10	58.4

Preferred Dividends:
December 2021	March 2022	26.875	13.4
August 2021	September 2021	26.875	13.4
December 2020	March 2021	26.875	13.4
August 2020	September 2020	26.875	13.4
February 2020	March 2020	26.875	13.4
August 2019	September 2019	26.875	13.4
February 2019	March 2019	26.875	13.4
1 The accrual is based on an estimate of shares outstanding as of the record date and the common share accrual is recorded as dividends payable on common shares on the consolidated balance sheets.
Common Share Dividends
The Board of Directors adopted a policy of declaring regular quarterly common share dividends, and on at least an annual basis, to consider declaring an additional common share dividend, which was effective beginning in 2019.
Preferred Share Dividends
During 2018, we issued 500,000 Series B Fixed-to-Floating Rate Cumulative Perpetual Serial Preferred Shares, without par value (the Series B Preferred Shares), with a liquidation preference of $1,000 per share (the stated amount). Holders of the Series B Preferred Shares are entitled to receive cumulative cash dividends semi-annually in March and September, if and when declared by the Board of Directors. Until March 15, 2023 (the fixed-rate period), the annual dividend rate is fixed at 5.375% of the stated amount per share. Beginning March 15, 2023, the annual dividend rate switches to a floating rate equal to the three-month London Interbank Offered Rate (LIBOR) (or comparable successor base rate) plus a spread of 2.539% applied to the stated amount per share. After the fixed-rate period and up until redemption of the Series B Preferred Shares, the dividends would be payable quarterly, if and when declared by the Board of Directors. The Series B Preferred Shares are perpetual and have no stated maturity date. After the fixed-rate period, we may redeem the Series B Preferred Shares at the stated amount plus all accrued and unpaid dividends.
App.-A-45

15. REDEEMABLE NONCONTROLLING INTEREST
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

The changes in the components of redeemable NCI during the years ended December 31, were:

(millions)	2021	2020	2019
Balance, beginning of year	$0	$225.6	$214.5
Net income attributable to NCI	0	0	9.7
Other comprehensive income (loss) attributable to NCI[1]	0	0	4.6
Exercise of stock options	0	16.0	7.7
Purchase/change of ARX minority shares	0	(241.6)	(11.2)
Change in redemption value	0	0	0.3
Balance, end of year	$0	$0	$225.6
1 Amount represents the other comprehensive income (loss) attributable to NCI, as reflected on the consolidated statements of comprehensive income; changes in accumulated other comprehensive income (loss) attributable to NCI due to a change in the minority ownership percentage does not impact the amount of redeemable NCI.
16. GOODWILL AND INTANGIBLE ASSETS
Goodwill
The majority of the goodwill recorded as of December 31, 2021 and 2020, relates to the April 1, 2015, acquisition of a controlling interest in ARX. No impairment losses have been recorded on any of the outstanding goodwill.
Intangible Assets
The following table is a summary of the net carrying amount of other intangible assets as of December 31:

(millions)	2021	2020
Intangible assets subject to amortization	$104.9	$159.0
Indefinite-lived intangible assets[1]	12.4	12.4
Total	$117.3	$171.4
1 Indefinite-lived intangible assets are comprised of state insurance and agent licenses. State insurance licenses were previously subject to amortization under superseded accounting guidance and have $0.6 million of accumulated amortization for both years presented.
Intangible assets subject to amortization for the years ended December 31, consisted of the following:

(millions)	2021			2020
Category	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Policies in force	$256.2	$247.1	$9.1	$256.2	$210.4	$45.8
Agency relationships	159.2	76.8	82.4	159.2	65.4	93.8
Software rights	69.1	58.3	10.8	69.1	49.7	19.4
Trade name	3.6	1.0	2.6	0	0	0
Total	$488.1	$383.2	$104.9	$484.5	$325.5	$159.0
During 2021, we recognized a $3.6 million trade name intangible asset, with an estimated two-year life, in connection with the Protective Insurance acquisition.
Amortization expense was $57.7 million, $56.9 million, and $66.3 million for the years ended December 31, 2021, 2020, and 2019, respectively.
App.-A-46

The estimated aggregate amortization on these intangible assets for each of the next five years as of December 31, 2021, follows:

(millions)	Amortization Expense
2022	$31.0
2023	14.3
2024	11.4
2025	11.4
2026	11.4

17. ACQUISITION
On June 1, 2021, The Progressive Corporation, through an indirect subsidiary, acquired all of the outstanding Class A and Class B common shares of the Protective Insurance Corporation for $23.30 per common share in cash, or approximately $338 million in aggregate. Through its subsidiaries, Protective Insurance provides liability and workers’ compensation coverage for trucking and public transportation fleets, along with trucking industry independent contractors. As a result of the Protective Insurance acquisition, we will be able to expand our capabilities with the expertise Protective Insurance offers in larger fleet and affinity programs, by providing additional product lines for us to add to our portfolio. Protective Insurance and its subsidiaries represented 1% of companywide net premiums written from the date of acquisition and are reported as part of our Commercial Lines segment.
All assets and liabilities were recorded at fair value at the date of acquisition. If new information is obtained within 12 months from the date of acquisition about facts and circumstances that existed at the acquisition date, we will adjust the amounts previously recorded. We recorded a $3.6 million intangible asset related to the Protective Insurance trade name, which is being amortized over 2 years; no other intangible assets were identified. For income tax purposes, the historical tax bases of the acquired assets and assumed liabilities were carried over and were not recorded at fair value; therefore, no tax-basis goodwill was created.

At the date of acquisition, Protective Insurance had total assets of $1.7 billion, including investment securities of $1.1 billion; cash, cash equivalents, and restricted cash and cash equivalents of $24.3 million; reinsurance recoverables of $452.4 million, and total liabilities of $1.4 billion, primarily consisting of unearned premiums of $66.9 million and loss and loss adjustment expense reserves of $1.1 billion. In addition, Protective Insurance had outstanding borrowings of $20.0 million under a revolving credit facility agreement that was repaid subsequent to acquisition. All of Protective Insurance’s contingencies were recognized as of the acquisition date.
Acquisition-related costs recognized in 2021 were not material to our results of operations. The pro forma financial information assuming the acquisition had occurred as of the beginning of the calendar year prior to the year of acquisition, as well as the revenues and earnings generated during the year of acquisition, were not material for disclosure purposes. The results of operations and financial condition of Protective Insurance have been included in our consolidated statements of comprehensive income and consolidated balance sheets from the acquisition date. For the year ended December 31, 2021, our consolidated results included total revenue of $338.3 million and net income of $29.8 million from Protective Insurance.
App.-A-47

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Progressive Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of The Progressive Corporation and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
App.-A-48

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

Valuation of Loss and Loss Adjustment Expense Reserves

As described in Notes 1 and 6 to the consolidated financial statements, as of December 31, 2021, the Company reported a $26.2 billion loss and loss adjustment expense (“LAE”) reserve liability, of which about 90% relate to Personal and Commercial Lines vehicle businesses. Reserves are based on estimates of ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. Management establishes loss and LAE reserves after completing reviews at a disaggregated level of grouping. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of LAE costs.

The principal considerations for our determination that performing procedures relating to the valuation of loss and LAE reserves is a critical audit matter are (i) the significant judgment by management when developing the estimate of loss and LAE reserves, which in turn led to a significant degree of auditor judgment and subjectivity in performing procedures relating to the valuation; (ii) the significant audit effort and judgment in evaluating audit evidence relating to the various actuarial projection methods and aforementioned loss development factors; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of loss and LAE reserves, including controls over the various actuarial projection methods, and development of the loss development factors. These procedures also included, among others, testing the completeness and accuracy of historical data provided by management and the involvement of professionals with specialized skill and knowledge to assist in (i) independently estimating reserves for certain lines of businesses using actual historical comparable loss data, independently derived loss development factors, and industry data and comparing this independent estimate to management’s actuarial determined reserves and (ii) evaluating the appropriateness of the actuarial projection methods and reasonableness of the aforementioned loss development factors used by management for determining the reserve balances for certain lines of businesses.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
February 28, 2022

We have served as the Company’s auditor since 1984.

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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework (2013), management concluded that our internal control over financial reporting was effective as of December 31, 2021.
PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2021; such report appears herein.
CEO and CFO Certifications
Susan Patricia Griffith, President and Chief Executive Officer of The Progressive Corporation, and John P. Sauerland, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2021 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mrs. Griffith and Mr. Sauerland have each certified that, to the best of their knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Sections 302 and 906 certifications, respectively.
App.-A-50

The Progressive Corporation and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand our financial condition and results of operations. MD&A should be read in conjunction with the consolidated financial statements and the related notes, and supplemental information.

I. OVERVIEW
The Progressive insurance organization has been offering insurance to consumers since 1937. The Progressive Corporation is a holding company that does not have any revenue producing operations, physical property, or employees of its own. The Progressive Corporation, together with its insurance and non-insurance subsidiaries and affiliates, comprise what we refer to as Progressive.
We report three operating segments. Our Personal Lines segment writes insurance for personal autos and recreational vehicles (referred to as our special lines products). Our Commercial Lines segment writes auto-related liability and physical damage insurance, workers’ compensation insurance primarily for the transportation industry, and business-related general liability and property insurance, predominately for small businesses. Our Property segment writes residential property insurance for homeowners, other property owners, and renters. We operate throughout the United States through both the independent agency and direct distribution channels. We are the third largest private passenger auto insurer in the country, the number one writer of commercial auto insurance, and one of the top 15 homeowners insurance carriers, in each case, based on premiums written.
Our underwriting operations, combined with our service and investment operations, make up the consolidated group.
A. Operating Results
On a year-over-year basis, net income and comprehensive income decreased 41% and 61%, respectively. Underwriting income decreased 57% on a year-over-year basis, and investment income was down 8%, which reflects a lower portfolio yield in 2021, compared to 2020, partially offset by an increase in average assets during the year. In addition, unrealized gains on our fixed-maturity securities decreased $891.1 million in 2021, compared to an increase of $586.5 million in the prior year, primarily reflecting an increase in interest rates and narrowing credit spreads during 2021.
We generated a 4.7% underwriting profit margin during 2021, which was better than our goal of achieving an aggregate 4% margin for the year, although well below the 12.3% underwriting profit margin in 2020. The strong profitability in 2020, reflected the lower losses we incurred due to the federal, state, and local social distancing and shelter-in-place restrictions that were put in place to stop or slow the spread of the novel coronavirus, COVID-19. We continued to enjoy strong margins at the beginning of 2021, however, starting in the second quarter, as states started to lift restrictions and miles driven started to return to near pre-pandemic levels, we began to see frequency and severity patterns shift.
The decreased underwriting profitability in 2021 primarily reflected an increase in the loss and loss adjustment expense ratio due to a 14% increase in personal auto accident frequency and a 9% increase in personal auto accident severity on a year-over-year basis. We saw both vehicle miles traveled and claims frequency per mile traveled increase relative to 2020. During the year, U.S. inflation rates experienced their largest annual increase in nearly 40 years and used car values increased materially, which put pressure on our average claims cost. In addition to rising frequency and severity, Hurricane Ida, our costliest storm in terms of loss costs, reduced our profitability with nearly $420 million in losses, or 0.9 points.
With our dedication to achieve our target goal of a 96 combined ratio for our underwriting operations, throughout 2021, we filed personal auto rate changes where appropriate, including rate increases in 35 states, with net rate increases, in the aggregate of about 8%. Management continues to assess miles driven, driving patterns, loss severity, weather events, inflation, and other components of expected loss costs on a state-by-state basis and will continue to file for rate adjustments where deemed necessary.
In addition to rate actions, we also tightened underwriting criteria and took other non-rate measures during the year where losses indicated rate inadequacy. We reduced spend, in certain types of advertising, based on performance against our media and underwriting targets. Our total advertising spend during 2021 was 2% lower than the prior year. Consistent with rate actions, management will continue to assess where additional non-rate actions may be needed.
These rate and non-rate measures resulted in fewer new business auto applications during the year, and could impact growth in future periods. Nevertheless, we strongly believe that reaching our target profit margin takes precedence over growing premiums and these steps are necessary to get us well positioned for the future.
App.-A-51

Despite raising rates, implementing underwriting restrictions, and taking other non-rate actions, we recognized growth in both policies in force and premiums during 2021. We added 1.8 million policies bringing companywide policies in force to 26.5 million at December 31, 2021, a 7% increase over last year end. Net premiums written grew 14% to end the year at $46.4 billion, $5.8 billion more premiums written than 2020.
We ended 2021 with total capital (debt plus shareholders’ equity) of $23.1 billion, $0.7 billion more than 2020. The year-over-year increase primarily reflects our comprehensive income, in part offset by our common and preferred share dividends of $1.1 billion, the maturity of our $500 million 3.75% Senior Notes, and common share repurchases of $223 million during the year.
B. Insurance Operations
For 2021, our companywide underwriting profit margin was 4.7%, compared to 12.3% in 2020. Our Personal Lines and Commercial Lines operating segments were profitable with underwriting margins of 4.6% and 11.1%, respectively, while our Property segment had an underwriting loss of 15.3% for the year, which included 31.0 points of catastrophe losses.
Our overall incurred frequency in our personal auto business increased about 14%, while severity increased about 9%, compared to the prior year. The frequency of vehicle accidents were higher than the prior year as vehicle miles driven began to increase during 2021, although at year end driving patterns still had not yet returned to pre-COVID levels.
During the year, on a companywide basis, we recognized 3.0 loss ratio points related to catastrophe losses, compared to 2.2 points in 2020. Hurricane Ida contributed 0.9 loss ratio points, with the remaining catastrophe losses attributable to other hurricanes, wind, hail, and tornadoes throughout the United States.
On a year-over-year basis, net premiums written grew in each of our segments with Personal Lines growing 8%, Commercial Lines 51%, and Property 16%. Changes in net premiums written are a function of new business applications (i.e., policies sold), premium per policy, and retention. Policies in force grew 7% companywide, with Personal Lines, Commercial Lines, and Property growing 6%, 18%, and 12%, respectively.
During 2021, total new personal auto application growth decreased 3% on a year-over-year basis, with our Agency auto decreasing 8% and Direct auto flat. Agency auto new applications were down compared to the prior year, as a result of the actions taken to address profitability, as discussed above.
The increase in net premiums written in our Commercial Lines business reflected growth in all of our business market targets, but especially in our for-hire transportation business market target, driven by greater demand for shipping services in light of the pandemic. The Commercial Lines growth was also aided, to a lesser extent, by an increase in our transportation network company (TNC) business, due to an increase in the miles driven, which is the basis for determining premiums written for this business. For our commercial auto business (excluding TNC) new applications increased 27% for 2021, compared to the prior year, driven by both increased quote volume and rate of conversion.
Our Property business new applications increased 20% for the year, primarily driven by growth in our direct channel.
During 2021, on a year-over-year basis, written premium per policy increased 1% in our Agency personal auto and decreased 1% in our Direct personal auto businesses. The rate increases implemented in 2021 did not have a significant effect on written premium per policy since they were predominately effective the second half of the year. Written premium per policy for our special lines products increased 4%, compared to the prior year.
Commercial Lines experienced a 17% increase in written premium per policy in our commercial auto products, which primarily reflected more vehicles per policy and a shift in the mix of business toward higher premium coverages. In aggregate, rate increases for commercial auto were about 4% in 2021.
Written premium per policy for our Property business grew 1% year over year, despite net rate increases of about 7% for 2021. During the year, the Property business recognized a shift in the mix of business to a larger share of renters policies, which have lower written premium per policy.
While we are taking actions to address profitability as discussed above, we remain focused on growth and realize that to grow policies in force, it is critical that we retain our customers for longer periods. Consequently, increasing retention continues to be one of our most important priorities. Our efforts to increase our share of multi-product households remains a key initiative and we will continue to make investments to improve the customer experience in order to support that goal. Policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage, is our primary measure of customer retention in our Personal Lines, Commercial Lines, and Property businesses.
We evaluate retention using a trailing 12-month total auto policy life expectancy and a trailing 3-month policy life expectancy. The trailing 3-month measure does not address seasonality and can reflect more volatility. On a trailing 3-month basis, our personal auto policy life expectancy was down 1% year over year. Our trailing 12-month total personal auto policy life expectancy was up 2% year over year, with Agency up 1% and Direct up 3%. Our trailing
App.-A-52

12-month policy life expectancy increased 5% for special lines, 11% for Commercial Lines, and decreased 9% for Property.
C. Investments
The fair value of our investment portfolio was $51.5 billion at December 31, 2021, compared to $47.5 billion at December 31, 2020. The $4.0 billion increase from year-end 2020, primarily reflects positive investment results and solid cash flows from operations, net of common and preferred share dividend payments, common stock repurchases, and payment of Senior Notes that matured during the year.
Our asset allocation strategy is to maintain 0%-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities (the securities allocated to Group I and II are defined below under Results of Operations – Investments). At December 31, 2021, 17% of our portfolio was allocated to Group I securities and 83% to Group II securities, compared to 14% and 86%, respectively, at December 31, 2020. The increase in the percentage of Group I securities during 2021 was primarily driven by common equity appreciation and an increase in non-investment-grade fixed maturities, in which we increased our exposure to short-duration credit bonds where the underlying loans had meaningful appreciation.
Our recurring investment income generated a pretax book yield of 1.9% for 2021, compared to 2.4% for 2020, primarily due to investing new cash at lower interest rates. Our investment portfolio produced a fully taxable equivalent (FTE) total return of 2.6% for 2021 and of 7.9% for 2020. Our fixed-income and common stock portfolios had FTE total returns (0.1)% and 33.4%, respectively, for 2021, compared to 6.7% and 24.3%, for 2020. The year-over-year decrease in our fixed-income FTE total return was the result of an increase in interest rates and narrowing credit spreads during the year. Our common stock portfolio’s FTE total return primarily reflected positive market performance within the Russell 1000 index.
At both December 31, 2021 and 2020, the fixed-income portfolio had a weighted average credit quality of AA- with a duration of 3.0 years at year end 2021, compared to 2.9 years at December 31, 2020. We lengthened our portfolio duration slightly over the previous twelve months and it remains slightly below the midpoint of our 1.5 year to 5 year range, which we believe provides some protection against an increase in interest rates.
II.  FINANCIAL CONDITION
A. Liquidity and Capital Resources
The Progressive Corporation receives cash through subsidiary dividends, capital raising and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), to repurchase its common shares, and to redeem or pay off debt, as well as for acquisitions and other business purposes that may arise.
During 2021, The Progressive Corporation received cash dividends of $2.4 billion, net of capital contributions, from its insurance and non-insurance subsidiaries. There were no capital raising transactions during the year.
The Progressive Corporation deployed capital through the following actions in 2021:
•Dividends
◦Common shares - declared aggregate dividends of $1.90 per common share, or $1.1 billion.
◦Preferred shares - declared aggregate Series B Preferred dividends of $26.8 million.
•Debt Payment - paid $500 million at maturity for our 3.75% Senior Notes.
•Common Share Repurchases - acquired 2.4 million of our common shares at a total cost of $223.0 million to neutralize dilution from equity-based compensation granted during the year, consistent with our financial policies, and opportunistically when we believed our shares were trading below our determination of long-term fair value. The repurchases were made in the open market or pursuant to our equity compensation plans (i.e., repurchased shares to cover tax obligations upon vesting of restricted stock units).
•Acquisitions - acquired all of the outstanding Class A and Class B common shares of Protective Insurance Corporation for $23.30 per share, or approximately $338 million in aggregate.
Over the last three years, The Progressive Corporation received dividends from its subsidiaries, net of capital contributions, of $8.6 billion, and issued $1.0 billion of senior notes. The covenants on The Progressive Corporation’s existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event that our debt securities are downgraded by a rating agency. While we had an unsecured discretionary line of credit available to us during each of the last three years in the amount of $250 million, we did not borrow under this arrangement, or engage in other short-term borrowings, to fund our operations or for liquidity purposes.

App.-A-53

In the aggregate for the last three years, we made the following payments:
•$7.0 billion for common and preferred share dividends;
•$0.6 billion for interest on our outstanding debt;
•$0.5 billion for the maturity of debt;
•$0.4 billion to repurchase our common shares; and
•$0.6 billion related to acquisitions.
For the three years ended December 31, 2021, operations generated positive cash flows of about $20.9 billion, and cash flows are expected to remain positive in the reasonably foreseeable future. In 2021, operating cash flows increased $0.9 billion, compared to 2020, in part due to the $1.1 billion of policyholder credits paid out of operating cash flows in 2020, partially offset by paying losses at a faster rate than premiums were being collected during 2021. We do not believe we will have a need to raise capital to support our operations in the foreseeable future, although changes in market conditions affecting the insurance industry may necessitate otherwise.
As of December 31, 2021, we held $19.4 billion in short-term investments and U.S. Treasury securities. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments in the event our cash flow from operations were to be negative. See Item 1A – Risk Factors in our 2021 Form 10-K filed with the U.S. Securities and Exchange Commission for a discussion of certain matters that may affect our portfolios and capital position.
Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. As primarily an auto insurer, our claims liabilities are generally short in duration. At December 31, 2021, our loss and loss adjustment expense (LAE) reserves were $26.2 billion. Typically, at any point in time, approximately 50% of our outstanding loss and LAE reserves are paid within the following twelve months and less than 20% are still outstanding after three years. See Note 6 – Loss and Loss Adjustment Expense Reserves for further information on the timing of claims payments.
Insurance companies are required to satisfy regulatory surplus and premiums-to-surplus ratio requirements. As of December 31, 2021, our consolidated statutory surplus was $16.4 billion, compared to $15.2 billion at December 31, 2020. Our net premiums written-to-surplus ratio was 2.8 to 1 at year-end 2021 and 2.7 to 1 at year-end 2020 and 2019. At year-end 2021, we also had access to $4.2 billion of securities held in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth or for other purposes.
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
At all times measured during the last two years, which at a minimum occurs at the end of each month, our total capital exceeded the sum of our regulatory capital layer plus our self-constructed extreme contingency layer. At December 31, 2021, we held total capital (debt plus shareholders’ equity) of $23.1 billion, compared to $22.4 billion at December 31, 2020. Our debt-to-total capital ratios at December 31, 2021, 2020, and 2019, were 21.2%, 24.1%, and 24.4%, respectively, and were consistent with our financial policy of maintaining a ratio of less than 30%, which we target to meet annually.
App.-A-54

At December 31, 2021, we have various noncancelable contractual obligations that were outstanding. We held $4.9 billion of Senior Notes with maturity dates ranging from 2027 through 2050, with $3.6 billion of future interest payment obligations related to our outstanding debt. The next debt repayment of $500 million is due upon the maturity of our 2.45% Senior Notes due 2027. See Note 4 – Debt for additional information on our long-term debt.
At year-end 2021, we also had $1.0 billion of purchase obligations that are noncancelable commitments for goods and services (e.g., software licenses, maintenance on information technology equipment, and media placements). About 80% of our purchase obligations are paid within one year and less than 1% are outstanding for three years or longer. In addition, our Property business has $132.1 million of minimum commitments under several multiple-layer property catastrophe reinsurance contracts with various reinsurers with terms ranging from one to three years. See Note 1 – Reporting and Accounting Policies, Commitments and Contingencies for a discussion of these obligations. We do not have any material commitments for capital expenditures in the reasonably foreseeable future.
As of December 31, 2021, we recorded a liability related to our obligation to refund $541.5 million to eligible Michigan policyholders in conjunction with a refund from the surplus of the Michigan Catastrophic Claims Association (MCCA) to its member insurance companies. This obligation will be fully funded by the MCCA. Therefore, this transaction will have no effect on our liquidity, financial condition, cash flows, or results of operations.
Based upon our capital planning and forecasting efforts, we believe we have sufficient capital resources and cash flows from operations to support our current business, scheduled principal and interest payments on our debt, anticipated quarterly dividends on our common shares and Series B Preferred Shares, our contractual obligations, and other expected capital requirements for the foreseeable future.
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
The following table shows the composition of our companywide net premiums written, by segment, for the years ended December 31:

	2021	2020	2019
Personal Lines
Agency	37%	40%	41%
Direct	41	42	42
Total Personal Lines	78	82	83
Commercial Lines	17	13	13
Property	5	5	4
Total underwriting operations	100%	100%	100%
Our Personal Lines segment writes insurance for personal autos (which accounts for about 94% of the segment’s net premiums written) and special lines products (e.g., motorcycles, watercraft, and RVs). Within Personal Lines we often refer to our four consumer segments, which include:
•Sam - inconsistently insured;
•Diane - consistently insured and maybe a renter;
•Wrights - homeowners who do not bundle auto and home; and
•Robinsons - homeowners who bundle auto and home.
While our personal auto policies are primarily written for 6-month terms, we write 12-month auto policies in our Platinum agencies to promote bundled auto and home growth. At year-end 2021, 14% of our Agency auto policies in force were 12-month policies, compared to about 12% a year earlier. While the shift to 12-month policies is slow, to the extent our Agency new business application mix of annual policies grows, that shift in policy term could increase our written premium mix by channel as 12-month policies have about twice the amount of net premiums written compared to 6-month policies. The special lines products are written for 12-month terms.

App.-A-55

Our Commercial Lines business writes auto-related liability and physical damage insurance, workers’ compensation coverage primarily for the transportation industry, and business-related general liability and property insurance, predominately for small businesses. The majority of our Commercial Lines business is written through the independent agency channel although our direct business is growing. The amount of commercial auto business written through the direct channel, excluding our TNC business, grew 66% year over year and represented about 10% of premiums written for 2021, compared to 9% for 2020 and 8% for 2019. To serve our direct channel customers, we continued to expand our product offerings, including adding states where we offer our business owners policy and include the product on our digital platform serving direct small business consumers (BusinessQuote Explorer®). About 90% of our Commercial Lines auto policies are written for 12-month terms.
Our Property business writes residential property insurance for homeowners, other property owners, and renters.We write the majority of our Property business through the independent agency channel; however, we continue to expand the distribution of our Property product offerings in the direct channel, which represented about 23% of premiums written for 2021, compared to 18% and 16% for 2020 and 2019, respectively. Property policies are written for 12-month terms.

B. Profitability
Profitability for our underwriting operations is defined by pretax underwriting profit, which is calculated as net premiums earned plus fees and other revenues less losses and loss adjustment expenses, policy acquisition costs, other underwriting expenses, and for 2020, policyholder credits. We also use underwriting margin, which is underwriting profit or loss expressed as a percentage of net premiums earned, to analyze our results. For the three years ended December 31, our underwriting profitability results were as follows:

	2021		2020		2019
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
($ in millions)	$	Margin	$	Margin	$	Margin
Personal Lines
Agency	$992.1	5.9%	$2,236.5	14.2%	$1,673.2	11.2%
Direct	619.2	3.4	2,076.5	12.3	1,181.4	7.7
Total Personal Lines	1,611.3	4.6	4,313.0	13.2	2,854.6	9.5
Commercial Lines	767.8	11.1	634.8	13.0	458.8	10.4
Property[1]	(312.3)	(15.3)	(125.1)	(7.1)	(26.1)	(1.7)
Other indemnity[2]	(1.4)	NM	0	NM	0	NM
Total underwriting operations	$2,065.4	4.7%	$4,822.7	12.3%	$3,287.3	9.1%
1 During 2021, 2020, and 2019, pretax profit (loss) includes $56.6 million, $56.9 million, and $66.3 million, respectively, of amortization expense associated with acquisition-related intangible assets attributable to our Property segment.
2 Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.
The decreases in underwriting profit margin in 2021, compared to 2020, primarily reflects higher accident frequency and severity in both our personal and commercial auto products, as well as higher catastrophe losses during 2021. Profitability in 2020 also reflects the favorable impact that we recognized due to the lower frequency experienced during the year as a result of restrictions in place to help slow the pace of the spread of COVID-19.
The pandemic has shifted consumer behavior and impacted general economic conditions. We have seen volatility in our severity trends as vehicle prices continue to rise and the cost to repair vehicles is increasing. We have responded, and will continue to respond, to these market changes through rate increases, underwriting restrictions, and other non-rate actions. Our focus on achieving our target underwriting profitability takes precedence over growth. See Item 1A – Risk Factors Section VII. Other in our 2021 Form 10-K filed with the U.S. Securities and Exchange Commission, for the year ended December 31, 2021, for a further discussion of the risks associated with COVID-19.
App.-A-56

Further underwriting results for our Personal Lines business, including results by distribution channel, the Commercial Lines business, the Property business, and our underwriting operations in total, were as follows:

Underwriting Performance[1]	2021	2020	2019
Personal Lines – Agency
Loss & loss adjustment expense ratio	75.6	63.5	69.8
Underwriting expense ratio	18.5	22.3	19.0
Combined ratio	94.1	85.8	88.8
Personal Lines – Direct
Loss & loss adjustment expense ratio	77.2	62.9	71.4
Underwriting expense ratio	19.4	24.8	20.9
Combined ratio	96.6	87.7	92.3
Total Personal Lines
Loss & loss adjustment expense ratio	76.4	63.2	70.6
Underwriting expense ratio	19.0	23.6	19.9
Combined ratio	95.4	86.8	90.5
Commercial Lines
Loss & loss adjustment expense ratio	69.3	64.5	68.5
Underwriting expense ratio	19.6	22.5	21.1
Combined ratio	88.9	87.0	89.6
Property
Loss & loss adjustment expense ratio	86.4	77.3	71.2
Underwriting expense ratio[2]	28.9	29.8	30.5
Combined ratio[2]	115.3	107.1	101.7
Total Underwriting Operations
Loss & loss adjustment expense ratio	75.7	64.0	70.4
Underwriting expense ratio	19.6	23.7	20.5
Combined ratio	95.3	87.7	90.9
Accident year – Loss & loss adjustment expense ratio[3]	75.7	63.5	69.8
1 Ratios are expressed as a percentage of net premiums earned; fees and other revenues are netted with underwriting expenses in the ratio calculations.
2 Included in 2021, 2020, and 2019, are 2.8 points, 3.2 points, and 4.3 points, respectively, of amortization expense on acquisition-related intangible assets attributable to our Property segment. Excluding this expense, the Property business would have reported expense ratios of 26.1, 26.6, and 26.2, and combined ratios of 112.5, 103.9, and 97.4, for 2021, 2020, and 2019, respectively.
3 The accident year ratios include only the losses that occurred during the period noted. As a result, accident period results will change over time, either favorably or unfavorably, as we revise our estimates of loss costs when payments are made or reserves for that accident period are reviewed.
App.-A-57

Losses and Loss Adjustment Expenses (LAE)

(millions)	2021	2020	2019
Change in net loss and LAE reserves	$4,233.7	$1,574.4	$2,065.1
Paid losses and LAE	29,393.9	23,547.4	23,405.4
Total incurred losses and LAE	$33,627.6	$25,121.8	$25,470.5
Claims costs, our most significant expense, represent payments made, and estimated future payments to be made, to or on behalf of our policyholders, including expenses needed to adjust or settle claims. Claims costs are a function of loss severity and frequency and, for our vehicle businesses, are influenced by inflation and driving patterns, among other factors, some of which are discussed below. In our Property business, severity is primarily a function of construction costs and the age of the structure. Accordingly, anticipated changes in these factors are taken into account when we establish premium rates and loss reserves. Loss reserves are estimates of future costs and our reserves are adjusted as underlying assumptions change and information develops. See Critical Accounting Policies - A. Loss and LAE Reserves for a discussion of the effect of changing estimates.
Our total loss and LAE ratio increased 11.7 points in 2021 and decreased 6.4 points in 2020, each compared to the prior year. Our accident year loss and LAE ratio, which excludes the impact of prior accident year reserve development during each calendar year, increased 12.2 points in 2021 and decreased 6.3 points in 2020. Several factors that contributed to the year-over-year changes are discussed below and include the impact of catastrophe losses, changes in severity and frequency, and prior accident year reserve development.
We experienced severe weather conditions in several areas of the country during each of the last three years. Hurricanes, hail storms, tornadoes, and wind activity contributed to catastrophe losses each year. The following table shows catastrophe losses incurred, net of reinsurance, for the years ended December 31:

($ in millions)	2021		2020		2019
Personal Lines	$652.0		$439.4		$323.4
Commercial Lines	26.7		14.8		13.6
Property	633.4		423.8		214.5
Total catastrophe losses incurred	$1,312.1		$878.0		$551.5
Combined ratio effect	3.0	pts.	2.2	pts.	1.5	pts.

Approximately 30% of the catastrophe losses in 2021 were attributable to Hurricane Ida, with the remainder attributable to severe weather throughout the United States. We have responded, and plan to continue to respond, promptly to catastrophic events when they occur in order to provide exemplary claims service to our customers.
Future catastrophes could have a material impact on our financial condition, cash flows, or results of operations. As a result, we reinsure various risks, including, but not limited to, catastrophic losses. We do not have catastrophe-specific reinsurance for our Personal Lines or Commercial Lines businesses, but we reinsure portions of our Property business. The Property business reinsurance programs include multi-year catastrophe excess of loss and aggregate excess of loss contracts.
We evaluate our reinsurance programs during the renewal process, if not more frequently, to ensure our programs continue to effectively respond to the company’s risk tolerance. As a result, during 2021, we renewed our occurrence excess of loss program and increased our retention from $80 million to $200 million. During 2021, we also added $100 million of reinsurance coverage that, depending on the circumstances, could provide additional coverage for named storms or reduce our retention level for a second or later covered storm. For 2022, we entered into a new aggregate excess of loss program that raised our retention level by $100 million and reduced aggregate potential coverage by $50 million, compared to our 2021 program. In each case, these decisions involved our evaluation of complex considerations relating to our ability to assume more direct risk on a companywide basis, the nature of the risk being insured, and the rising costs for these types of contracts. In our view, our capital position and growing balance sheet enabled us to assume more of these risks via higher retention levels, which largely offset the increasing premium costs for such insurance that we saw during 2021, resulting in slightly lower aggregate premiums for the year. We did not experience a significant lack of availability of any of the types of reinsurance that we typically purchase. See Item 1A – Risk Factors in our 2021 Form 10-K filed with the U.S. Securities and Exchange Commission, for the year ended December 31, 2021, for a discussion of certain risk related to catastrophe events and the potential impact of climate change. See Item 1 – Description of Business-Reinsurance on Form 10-K and Note 7 – Reinsurance for a discussion of our various reinsurance programs.
App.-A-58

Under our various Property catastrophe-specific reinsurance, we ceded the following losses and allocated loss adjustment expenses (ALAE), including development on prior year storms, during the years ended December 31:

(in millions)	2021	2020	2019
Aggregate excess of loss
Current accident year	$0	$120.9	NA
Prior accident years	27.4	NA	NA
Per occurrence excess of loss:
Current accident year[1]	200.0	10.0	$0
Prior accident years[2]	139.6	117.5	191.4
Total	$367.0	$248.4	$191.4
NA = Not applicable; this reinsurance coverage was entered into on January 1, 2020.
1 Amount for 2021 was solely attributable to Hurricane Ida.
2 Amount for 2021 was primarily attributable to Hurricane Irma, which exceeded the excess of loss retention threshold in 2017 and, therefore, all development on this prior accident year storm has been fully ceded.
The following discussion of our severity and frequency trends in our personal auto business excludes comprehensive coverage because of its inherent volatility, as it is typically linked to catastrophic losses generally resulting from adverse weather. For our commercial auto products, the reported frequency and severity trends include comprehensive coverage. Comprehensive coverage insures against damage to a customer’s vehicle due to various causes other than collision, such as windstorm, hail, theft, falling objects, and glass breakage.
Due to the impacts of shelter-in-place requirements that occurred throughout much of 2020, we believe that comparing current year frequency and severity to the prior year are not meaningful for our personal auto business. The trend comparisons for 2021 compare a two-year annualized change between 2021 and 2019 for personal auto frequency and severity for all coverages, excluding comprehensive coverage, which we believe are more insightful when trying to understand our current year profitability given the impact that COVID-19 restrictions had on our 2020 trends.
During 2021, we saw vehicle miles traveled and claims frequency per mile traveled increase relative to 2020, as states started lifting restrictions that were originally put in place in 2020 to help stop the spread of COVID-19.
Total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in case reserves) on a calendar-year basis was up over the prior-year periods 9% in 2021, 10% in 2020, and 7% in 2019. On a calendar-year annualized basis, for 2021, incurred severity increased 9% compared to 2019. While the total change in severity is fairly consistent when comparing to prior year as well as to 2019, we believe the individual line coverages are not indicative of the underlying trends, primarily in the auto property damage and collision coverages due in part to the timing of salvage and subrogation collections in 2020. Therefore, we continue to believe comparisons to 2019 are more insightful.
•2021 - On a 2021 year-over-2019 year annualized basis, severity increased 11% for our collision and bodily injury coverages, 8% for our property damage coverage, and 7% for our personal injury protection (PIP) coverage.
•2020 - Severity increased 14% for our PIP coverage, 12% for our bodily injury coverage, 9% for our property damage coverage, and 5% for our collision coverage.
•2019 - Severity increased 8% for our bodily injury coverage, 7% for our PIP coverage, and 6% for our collision and property damage coverages.
On a calendar-year basis, our commercial auto products incurred severity, excluding our TNC business, increased 14% in 2021, compared to 10% in 2020 and 19% in 2019. On a calendar-year annualized basis, for 2021, incurred severity increased 12% compared to 2019. Since the loss patterns in the TNC business are not indicative of our other commercial auto products, disclosing severity and frequency trends excluding that business is more indicative of our overall experience for the majority of our commercial auto products. In addition to general trends in the marketplace, the increase in our commercial auto products severity reflects increased medical costs and actuarially determined reserves due to accelerating paid loss trends and shifts in the mix of business to for-hire transportation, which has higher average severity than the business auto and contractor business market targets.
It is a challenge to estimate future severity, but we continue to monitor changes in the underlying costs, such as general inflation, used car prices, vehicle repair costs, medical costs, health care reform, court decisions, and jury verdicts, along with regulatory changes and other factors that may affect severity.
Our personal auto incurred frequency, on a calendar-year basis, was up 14% in 2021, down 24% in 2020, and down 3% in 2019. On a calendar-year annualized basis for 2021, incurred frequency was down 7% compared to 2019.
•2021 - On a 2021 year-over-2019 year annualized basis, frequency decreased 11% for our property damage and bodily injury coverages, 10% for our PIP coverage, and 3% for our collision coverage.
•2020 - Frequency decreased 28% for our PIP coverage, 27% for our property damage coverage, 25% for our bodily injury coverage, and 23% for our collision coverage. The significant decreases in 2020 reflect the decrease in vehicle miles traveled as a result of the shelter-in-place restrictions put in place to help stop the spread of COVID-19.

App.-A-59

•2019 - Frequency decreased 5% for our PIP coverage, 4% for our collision and property damage coverages, and 3% for our bodily injury coverage.
We closely monitor the changes in frequency, but the degree or direction of near-term frequency change is not something that we are able to predict with any degree of confidence, given the uncertainty of the current environment. We will continue to analyze trends to distinguish changes in our experience from other external factors, such as changes in the number of vehicles per household, miles driven, vehicle usage, gasoline prices, advances in vehicle safety, and unemployment rates, versus those resulting from shifts in the mix of our business or changes in driving patterns, to allow us to react quickly to price for these trends and to reserve more accurately for our loss exposures.
On a year-over-year basis, incurred frequency in our Commercial Lines business, excluding TNC, saw an increase of about 9% in 2021, compared to decreases of about 15% in 2020 and 4% in 2019. On a calendar-year annualized basis, for 2021, incurred frequency decreased 4% compared to 2019. The frequency decrease was in part due to continued product segmentation and underwriting, which created a mix shift toward more preferred, lower-frequency, business.
The table below presents the actuarial adjustments implemented and the loss reserve development experienced on a companywide basis in the years ended December 31:

($ in millions)	2021		2020		2019
ACTUARIAL ADJUSTMENTS
Reserve decrease (increase)
Prior accident years	$(78.5)		$(27.5)		$(65.8)
Current accident year	103.9		68.4		(120.4)
Calendar year actuarial adjustments	$25.4		$40.9		$(186.2)
PRIOR ACCIDENT YEARS DEVELOPMENT
Favorable (unfavorable)
Actuarial adjustments	$(78.5)		$(27.5)		$(65.8)
All other development	83.2		(167.8)		(166.5)
Total development	$4.7		$(195.3)		$(232.3)
(Increase) decrease to calendar year combined ratio	0	pts.	(0.5)	pts.	(0.6)	pts.
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
Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while incurring minimal variation from the date the reserves are initially established until losses are fully developed. Our ability to meet this objective is impacted by many factors. Changes in case law, particularly related to PIP, can make it difficult to estimate reserves timely and with minimal variation. As reflected in the table above, we experienced favorable prior year development during 2021, compared to unfavorable prior year development in both 2020 and 2019.

App.-A-60

Reserve development primarily related to the following:
•2021- The favorable development of $127 million in our Personal Lines segment was offset by unfavorable development of $87 million in Commercial Lines and $36 million in Property. The Personal Lines development primarily reflects revised estimates of our per claim settlement costs, favorable PIP reform and litigation, partially offset by higher than anticipated bodily injury severity in our personal auto business. The unfavorable development in Commercial Lines is mostly due to an increase in bodily injury severity and the emergence of large bodily injury claims, while the Property business saw more previously closed claims reopen.
•2020 - Personal and Commercial Lines both recognized unfavorable development of $111 million and $98 million, respectively, while our Property business had $14 million of favorable development. Higher than anticipated frequency of reopened PIP claims in our personal auto business and an increase in bodily injury severity and the emergence of large bodily injury claims in our Commercial Lines business drove the unfavorable development.
•2019 - All segments recognized unfavorable prior year development in 2019. Higher than anticipated claims occurring in late 2018 but not reported until 2019, a higher than anticipated frequency of reopened PIP claims in our personal auto business and less salvage and subrogation recoveries for our special lines products contributed to the $135 million unfavorable development in Personal Lines. The $83 million of unfavorable development in Commercial Lines reflected increased bodily injury severity. Higher than anticipated homeowners and dwelling costs drove the $12 million unfavorable development in the Property business.
See Note 6 – Loss and Loss Adjustment Expense Reserves for a more detailed discussion of our prior accident years development.
Underwriting Expenses
The companywide underwriting expense ratio (i.e., policy acquisition costs, other underwriting expenses, and, for 2020 only, policyholder credits, all net of fees and other revenues, expressed as a percentage of net premiums earned) decreased 4.1 points for 2021, compared to the prior year, primarily reflecting 2.7 points of policyholder credits issued in 2020. During 2021, we also decreased our advertising spend in an effort to improve profitability to reach our 96 combined ratio goal. In total, our advertising spend decreased 2% on a year-over-year basis, which had a 0.7 point impact on our companywide expense ratio. We also recognized a decrease in expense for uncollectible premium receivable accounts in 2021, compared to 2020, which contributed a favorable 0.4 point impact on the expense ratio, reflecting a change in consumer spending habits during the year.
To analyze underwriting expenses, we also review our non-acquisition expense ratio (NAER), which excludes costs related to policy acquisition, including advertising and agency commissions, from our underwriting expense ratio. By excluding acquisition costs from our underwriting expense ratio, we are able to understand costs other than those necessary to acquire new policies and grow the business. In 2021, our NAER decreased 3.7 points, 2.3 points, and 0.4 points in our Personal Lines, Commercial Lines, and Property businesses, respectively, compared to 2020. The decrease in the Personal and Commercial Lines NAER are primarily due to the policyholder credits issued in 2020. In comparing the 2021 NAER to 2019, the ratio decreased 0.7 points for Personal Lines, 0.9 points for Commercial Lines, and 0.8 points for Property.
App.-A-61

C. Growth
For our underwriting operations, we analyze growth in terms of both premiums and policies. Net premiums written represent the premiums from policies written during the period, less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are earned as revenue over the life of the policy using a daily earnings convention. Policies in force, our preferred measure of growth since it removes the variability due to rate changes or mix shifts, represents all policies under which coverage was in effect as of the end of the period specified.

For the years ended December 31,	2021		2020		2019
($ in millions)	$	% Growth	$	% Growth	$	% Growth
NET PREMIUMS WRITTEN
Personal Lines
Agency	$17,257.9	7%	$16,133.8	5%	$15,336.5	13%
Direct	18,910.9	10	17,208.8	9	15,765.7	16
Total Personal Lines	36,168.8	8	33,342.6	7	31,102.2	15
Commercial Lines	8,015.9	51	5,315.3	11	4,791.8	20
Property	2,216.2	16	1,910.8	13	1,683.9	16
Other indemnity[1]	4.3	NM	0	0	0	0
Total underwriting operations	$46,405.2	14%	$40,568.7	8%	$37,577.9	15%
NET PREMIUMS EARNED
Personal Lines
Agency	$16,881.0	7%	$15,789.5	6%	$14,904.1	14%
Direct	18,492.3	10	16,830.6	10	15,305.9	18
Total Personal Lines	35,373.3	8	32,620.1	8	30,210.0	16
Commercial Lines	6,945.2	42	4,875.8	10	4,427.6	23
Property	2,042.5	16	1,765.7	14	1,554.8	21
Other indemnity[1]	7.7	NM	0	0	0	0
Total underwriting operations	$44,368.7	13%	$39,261.6	8%	$36,192.4	17%
NM = Not meaningful
[1] Represents Protective Insurance’s run-off business.

December 31,	2021		2020		2019
(# in thousands)	#	% Growth	#	% Growth	#	% Growth
POLICIES IN FORCE
Agency auto	7,879.0	3%	7,617.0	9%	6,994.3	10%
Direct auto	9,568.2	8	8,881.4	13	7,866.5	12
Total auto	17,447.2	6	16,498.4	11	14,860.8	11
Special lines[1]	5,288.5	8	4,915.1	8	4,547.8	4
Personal Lines - total	22,735.7	6	21,413.5	10	19,408.6	9
Commercial Lines	971.2	18	822.0	9	751.4	8
Property	2,776.2	12	2,484.4	13	2,202.1	14
Companywide total	26,483.1	7%	24,719.9	11%	22,362.1	10%
1 Includes insurance for motorcycles, watercraft, RVs, and similar items.
To analyze growth, we review new policies, rate levels, and the retention characteristics of our segments. Although new policies are necessary to maintain a growing book of business, we recognize the importance of retaining our current customers as a critical component of our continued growth.
As shown in the tables below, we measure retention by policy life expectancy. We review our customer retention for our personal auto products using both a trailing 3-
month and a trailing 12-month period. We believe change in policy life expectancy using a trailing 12-month period measure is indicative of recent experience, mitigates the effects of month-to-month variability, and addresses seasonality. Although using a trailing 3-month measure does not address seasonality and can reflect more volatility, this measure is more responsive to current experience and generally can be an indicator of how retention rates are moving.
App.-A-62

At year-end 2021, we had 1.8 million more policies in force than at the end of 2020, with all of our segments contributing to this unit growth at varying degrees.
D. Personal Lines
The following table shows our year-over-year changes for our Personal Lines business:

	Growth Over Prior Year
	2021	2020	2019
Applications
New	(2)%	3%	8%
Renewal	11	8	13
Written premium per policy - Auto	0	(1)	2
Policy life expectancy - Auto
Trailing 3 months	(1)	7	0
Trailing 12 months	2	10	0
New application growth in our Personal Lines products was down 2% during 2021, with our personal auto new application growth down 3% and our special lines new application growth up 4% during the year, driven by high demand in the new RV market.
We continued to see strong personal auto renewal application growth, which we believe was aided, in part, by our competitive product offerings, position in the marketplace, and rate decreases taken throughout 2020.
Personal auto quote volumes and rates of conversion (i.e., converting a quote to a sale) started the year strong. The beginning of 2021 benefited from the rate decreases taken in 2020 in response to lower vehicle miles driven caused by COVID-19 restrictions. As we started raising rates during the second half of 2021, both quotes and conversion began decreasing to end the year lower than the prior year.
Results varied by consumer segment. New business application growth was up slightly in our Diane consumer segment but down in the Sams, Wrights, and Robinsons during 2021. While quote volume decreased for Dianes, the rate of conversion increased. The Robinsons were the only consumer segment to see an increase in quote volume but a drop in conversion, which led to a decrease in Robinsons new business applications. Strong renewal growth for the Robinsons contributed to higher year-over-year growth in personal auto policies in force that outpaced our other consumer segments.
The decrease in our total personal auto new applications reflected actions taken during 2021 to address rising loss costs due to higher auto accident frequency and severity as vehicle miles traveled increased. In addition, new applications were elevated in 2020, due in part to the impact from PIP reform in Michigan, government stimulus checks, and resumed consumer shopping during the second half of 2020, following a significant decline in shopping early in the pandemic.
During 2021, rate increases became effective in 35 states, which had an average increase of about 11%. In the aggregate, on a countrywide basis, personal auto net rate increases, were up about 8% for the year. We also reduced advertising spend and tightened underwriting criteria in consumer segments where losses indicated rate inadequacy. These actions may have a negative impact on our policy life expectancy in the near term, as indicated by the decline in the trailing 3-month policy life expectancy.
Overall, our written premium per policy remained flat during 2021, compared to 2020. The rate increases implemented in 2021 were predominately effective later in the year and, therefore, did not have a significant impact on the written premium per policy.
We will continue to manage growth and profitability in accordance with our long-standing goal of growing as fast as we can as long as we can provide good customer service at or below a companywide 96 combined ratio on a calendar-year basis.
We report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by distribution channel. The channel discussions below are focused on personal auto insurance since this product accounted for 94% of the Personal Lines segment net premiums written during 2021.
The Agency Business

	Growth Over Prior Year
	2021	2020	2019
Applications - Auto
New	(8)%	(5)%	7%
Renewal	8	7	12
Written premium per policy - Auto	1	0	3
Policy life expectancy - Auto
Trailing 3 months	(3)	6	4
Trailing 12 months	1	10	3
The Agency business includes business written by more than 40,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. During 2021, only 20 states and the District of Columbia generated new Agency auto application growth, including only two of our top 10 largest Agency states. Each of our consumer segments experienced a reduction in new applications through the Agency channel and, due to growth in policy renewals, growth in policies in force, except Sams who saw a decrease in policies in force.

App.-A-63

During 2021, we experienced a 1% year-over-year increase in Agency auto quotes and an 8% decrease in the rate of conversion. The Robinsons and Dianes saw an increase in quote volume, while Wrights and Sams saw a decrease. The rate of conversion was down significantly during 2021, compared to last year, reflecting rate increases and the impact from tightening underwriting criteria this year, along with elevated conversion rates last year due in part to coverage reform in Michigan and government stimulus. Written premium per policy increased 1% for both new and renewal Agency auto business compared to 2020.
The Direct Business

	Growth Over Prior Year
	2021	2020	2019
Applications - Auto
New	0%	5%	9%
Renewal	13	11	17
Written premium per policy - Auto	(1)	(1)	2
Policy life expectancy - Auto
Trailing 3 months	2	6	(3)
Trailing 12 months	3	10	(3)
The Direct business includes business written directly by Progressive on the Internet, through mobile devices, and over the phone. During 2021, we generated new Direct auto application growth in 36 states and the District of Columbia, including four of our top 10 largest Direct states. In total, new applications were flat and renewal applications increased on a year-over-year basis. Strong growth in policy renewals contributed to the increase in policies in force across all consumer segments despite no overall growth in new business applications.
During 2021, we experienced a decrease in Direct auto quote volume of 4%, while our rate of conversion increased 3%. The decreases we experienced in our quote volume primarily reflect the decrease in advertising spending during 2021. All consumer segments saw a decrease in quotes of about 3% to 5%, with flat to a 2% increase in conversion on a year-over-year basis.
Written premium per policy for new and renewal Direct auto business decreased 3% and 1%, respectively, during 2021, compared to last year.
E. Commercial Lines
The following table shows our year-over-year changes for our Commercial Lines business, excluding our TNC, BOP, and Protective Insurance products:

	Growth Over Prior Year
	2021	2020	2019
Applications
New	27%	5%	11%
Renewal	12	6	9
Written premium per policy	17	4	8
Policy life expectancy Trailing 12 months	11	5	(2)
Our Commercial Lines business operates in five traditional business markets, which include business auto, for-hire transportation, contractor, for-hire specialty, and tow markets, primarily written through the agency channel. We also write transportation network company (TNC) business and business owners policy (BOP) insurance. With the acquisition of Protective Insurance Corporation and its subsidiaries (Protective Insurance) during 2021, we expanded our portfolio of offerings to larger fleet, workers’ compensation coverage for trucking and public transportation fleets, along with trucking industry independent contractors, and affinity programs (see Note 17 – Acquisition for further discussion). Protective Insurance represented 1% of our 2021 companywide net premiums written from the date of acquisition.
Our commercial auto product experienced significant year-over-year new application growth in 2021, reflecting continued improvement in the economy and our competitiveness in the marketplace. Similar to our experience in our personal auto business, our Commercial Lines business volume for 2020 was negatively impacted by COVID-19 restrictions, which influenced the demands and general consumer habits for goods and services provided by our Commercial Lines customers and required that certain businesses undergo temporary closure. During the second half of 2020 and throughout 2021, Commercial Lines experienced a greater demand for shipping services in light of the pandemic, primarily in our for-hire transportation business market target. During 2021, demand in the for-hire transportation market was the primary driver of new customer shopping, which resulted in a 22% increase in quote volume and a 4% increase in the rate of conversion in our commercial auto business during 2021, compared to 2020.
App.-A-64

Written premium per policy for new and renewal commercial auto business increased 17% in 2021, compared to last year. The increases were primarily due to more vehicles per policy and a shift in the mix of business toward higher premium coverages. In aggregate, rate increases for commercial auto were about 4% in 2021. Our policy life expectancy increased compared to 2020, primarily due to shifts in the mix of business and product model enhancements.
Our TNC business experienced a strong increase in miles traveled, compared to 2020 when COVID-19 restrictions were in place. Our TNC net premiums written are impacted by miles driven and our 2021 net premiums written reflected the increase in rideshare miles that started to recover during the second half of 2020.
F. Property
The following table shows our year-over-year changes for our Property business:

	Growth Over Prior Year
	2021	2020	2019
Applications
New	20%	12%	(1)%
Renewal	10	14	22
Written premium per policy	1	0	2
Policy life expectancy Trailing 12 months	(9)	(3)	(1)
Our Property business writes residential property insurance for homeowners, other property owners, and renters, in the agency and direct channels. During 2021, the Property business experienced an increase in new applications, primarily driven by growth in our direct channel. Since our Property segment was not significantly impacted by COVID-19 restrictions during 2020, the year-over-year comparisons are not as impacted as they are in the Personal and Commercial Lines segments.
During 2021, we made targeted rate increases in hail prone and more volatile weather states and will continue to increase rates where needed to get us more closely in line with our profitability target. In the aggregate, on a countrywide basis, Property net rate increases, were up about 7% for the year. We plan to take non-rate actions to reduce volatility in our results, which are primarily attributable to the impact from weather-related catastrophe losses. We plan to focus our growth efforts in states with traditionally less catastrophe exposure and limit growth in the coastal and hail prone states. We began implementing underwriting changes during the second half of 2021 and will continue to take steps to reduce our concentration risk. In the second quarter of 2022, we will start non-renewing about 60,000 policies in Florida and expect that it will take about one year to complete the process.
Despite rate increases taken during the last 12 months in our home product, we did not experience the same rate of change in written premium per policy on a year-over-year basis, primarily attributable to a shift in the mix of business to a larger share of renters policies, which have lower written premiums per policy. Our policy life expectancy decreased compared to last year, primarily due to targeted underwriting changes being made in states where losses indicate rate inadequacy.
G. Litigation
The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies issued by its subsidiaries in the ordinary course of business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.
In addition, various Progressive entities are named as defendants in a number of alleged class/collective/representative actions or individual lawsuits arising out of the operations of the insurance subsidiaries. These cases include those alleging damages as a result of, among other things, our practices in evaluating or paying medical or injury claims or benefits, including, but not limited to, personal injury protection, medical payments, uninsured motorist/underinsured motorist, bodily injury benefits, and workers’ compensation, and for reimbursing medical costs incurred by Medicare/Medicaid beneficiaries; our practices in evaluating or paying physical damage claims, including, but not limited to, our payment of total loss claims and labor rates paid to auto body repair shops; our insurance product design, including our response to the COVID-19 pandemic; employment matters; commercial disputes, including breach of contract; and cases challenging other aspects of our claims or marketing practices or other business operations. Other insurance companies and/or large employers face many of these same issues. During the last three years, we have settled several class/collective action and individual lawsuits. These settlements did not have a material effect on our financial condition, cash flows, or results of operations. See Note 12 – Litigation for a more detailed discussion.
H. Income Taxes
At December 31, 2021, we had recoverable income taxes of $19.2 million, which was reported as part of other assets, compared to net current income taxes payable of $163.5 million at December 31, 2020, which was reported as part of accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets. The application of $103.3 million of the deposit that we made in 2019, to protect us against additional taxes and interest owed for 2017, reduced the liability that was recorded at December 31, 2020. See Note 5 – Income Taxes for further information.

App.-A-65

A deferred tax asset or liability is a tax benefit or expense, respectively, that is expected to be realized in a future tax return. At December 31, 2021 and 2020, we reported net deferred tax liabilities. We determined that we did not need a valuation allowance on our gross deferred tax assets for either year. Although realization of the gross deferred tax assets is not assured, management believes it is more likely than not that the gross deferred tax assets will be realized based on our expectation we will be able to fully utilize the deductions that are ultimately recognized for tax purposes.

Our effective tax rate was 20% for 2021 and 2020, compared to 23% for 2019. The decrease in the effective tax rate during 2021 and 2020, compared to 2019, was primarily attributable to the reversal of prior year tax credits in 2019, partially offset by $38.1 million of federal tax benefits resulting from our investments in renewable energy. See Note 5 – Income Taxes for a discussion of the reversal of prior year tax credits.
Consistent with prior years, we had no uncertain tax positions. See Note 5 – Income Taxes for further information.
IV.  RESULTS OF OPERATIONS – INVESTMENTS
A. Portfolio Summary
At year-end 2021, the fair value of our investment portfolio was $51.5 billion, compared to $47.5 billion at year-end 2020. The $4.0 billion increase from year-end 2020 primarily reflects positive investment results and solid cash flows from operations, net of shareholder dividends, common stock repurchases, and the payment of Senior Notes that matured during the year. Our investment income (interest and dividends) decreased 8% in 2021 and 10% in 2020 due to a decrease in the portfolio yield, which was partially offset by an increase in average assets.
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
The following summarizes investment results for the years ended December 31:

	2021	2020	2019
Pretax recurring investment book yield	1.9%	2.4%	3.1%
FTE total return:
Fixed-income securities	(0.1)	6.7	6.0
Common stocks	33.4	24.3	30.5
Total portfolio	2.6	7.9	7.9

The decrease in the book yield during 2021 reflects investing new cash from operations and portfolio turnover during the year in lower interest rate securities. The year-over-year decrease in our fixed-income total return was the result of an increase in interest rates and narrowing credit spreads during the year.
A further break-down of our FTE total returns for our fixed-income portfolio for the years ended December 31, follows:

	2021	2020	2019
Fixed-income securities:
U.S. Treasury Notes	(1.2)%	7.4%	4.9%
Municipal bonds	(0.2)	9.4	5.5
Corporate bonds	(0.4)	8.4	8.9
Residential mortgage-backed securities	1.3	3.0	3.3
Commercial mortgage-backed securities	0.5	4.2	6.2
Other asset-backed securities	0.7	2.8	3.4
Preferred stocks	6.9	6.6	13.8
Short-term investments	0.1	1.0	2.4

App.-A-66

C. Portfolio Allocation
The composition of the investment portfolio at December 31, was:

($ in millions)	Fair Value	% of Total Portfolio	Duration (years)	Rating[1]
2021
U.S. government obligations	$18,488.2	35.9%	3.6	AAA
State and local government obligations	2,185.3	4.2	3.6	AA+
Foreign government obligations	17.9	0.1	4.5	AAA
Corporate debt securities	10,692.1	20.7	2.9	BBB
Residential mortgage-backed securities	790.0	1.5	0.4	A-
Commercial mortgage-backed securities	6,535.6	12.7	3.2	A+
Other asset-backed securities	4,982.3	9.7	1.2	AA
Preferred stocks	1,821.6	3.6	3.6	BBB-
Short-term investments	942.6	1.8	0.2	AA
Total fixed-income securities	46,455.6	90.2	3.0	AA-
Common equities	5,058.5	9.8	na	na
Total portfolio[2]	$51,514.1	100.0%	3.0	AA-

2020
U.S. government obligations	$12,740.0	26.8%	3.3	AAA
State and local government obligations	3,221.8	6.8	4.4	AA
Corporate debt securities	10,185.2	21.4	3.8	BBB
Residential mortgage-backed securities	509.5	1.1	1.0	AA
Commercial mortgage-backed securities	6,175.1	13.0	3.2	AA-
Other asset-backed securities	3,784.6	7.9	1.0	AA+
Preferred stocks	1,617.6	3.4	3.6	BBB-
Short-term investments[3]	5,218.5	11.0	<0.1	AA
Total fixed-income securities	43,452.3	91.4	2.9	AA-
Common equities	4,078.0	8.6	na	na
Total portfolio[2]	$47,530.3	100.0%	2.9	AA-
na = not applicable
1 Represents ratings at December 31, 2021 and 2020. Credit quality ratings are assigned by nationally recognized statistical rating organizations. To calculate the weighted average credit quality ratings, we weight individual securities based on fair value and assign a numeric score of 0-5, with non-investment-grade and non-rated securities assigned a score of 0-1. To the extent the weighted average of the ratings falls between AAA and AA+, we assign an internal rating of AAA-.
2 Includes $143.4 million and $95.5 million of net unsettled security purchase transactions at December 31, 2021 and 2020, respectively, with the offsetting payable included in other liabilities.
The total fair value of the portfolio at December 31, 2021 and 2020, included $4.2 billion and $6.2 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.
3 A portion of these investments were used to fund our common share dividends in January 2021. See Note 14 – Dividends for additional information.
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

App.-A-67

We believe this asset allocation strategy allows us to appropriately assess the risks associated with these securities for capital purposes and is in line with the treatment by our regulators. Included in our Group I securities are investments entered into by our corporate development group and the asset allocation strategy for these investments is 1.5% of our total portfolio fair value.

The following table shows the composition of our Group I and Group II securities at December 31:

	2021		2020
($ in millions)	Fair Value	% of Total Portfolio	Fair Value	% of Total Portfolio
Group I securities:
Non-investment-grade fixed maturities	$2,032.4	3.9%	$1,006.4	2.1%
Redeemable preferred stocks[1]	90.9	0.2	97.3	0.2
Nonredeemable preferred stocks	1,639.9	3.2	1,422.9	3.0
Common equities	5,058.5	9.8	4,078.0	8.6
Total Group I securities	8,821.7	17.1	6,604.6	13.9
Group II securities:
Other fixed maturities	41,749.8	81.1	35,707.2	75.1
Short-term investments	942.6	1.8	5,218.5	11.0
Total Group II securities	42,692.4	82.9	40,925.7	86.1
Total portfolio	$51,514.1	100.0%	$47,530.3	100.0%
1 We held no non-investment-grade redeemable preferred stocks at December 31, 2021 or 2020.
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
Unrealized Gains and Losses
As of December 31, 2021, our fixed-maturity portfolio had pretax net unrealized gains, recorded as part of accumulated other comprehensive income, of $71.4 million, compared to $1,206.6 million at December 31, 2020. The decrease in unrealized gains from 2020 was primarily due to increasing interest rates and narrowing credit spreads, which resulted in valuation declines in all fixed-maturity sectors, most prominently in the U.S. government, corporate debt, and commercial mortgage-backed portfolios.
See Note 2 – Investments for further details on our gross unrealized gains (losses).
App.-A-68

Holding Period Gains (Losses)
The following table provides the balance and activity for both the gross and net holding period gains (losses) for 2021:

(millions)	Gross Holding Period Gains	Gross Holding Period Losses	Net Holding Period Gains (Losses)
Balance at December 31, 2020
Hybrid fixed-maturity securities	$15.2	$0	$15.2
Equity securities	2,961.5	(6.6)	2,954.9
Total holding period securities	2,976.7	(6.6)	2,970.1
Current year change in holding period securities
Hybrid fixed-maturity securities	(2.2)	(5.5)	(7.7)
Equity securities	915.7	(8.1)	907.6
Total changes in holding period securities	913.5	(13.6)	899.9
Balance at December 31, 2021
Hybrid fixed-maturity securities	13.0	(5.5)	7.5
Equity securities	3,877.2	(14.7)	3,862.5
Total holding period securities	$3,890.2	$(20.2)	$3,870.0
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
Interest Rate Risk This risk includes the change in value resulting from movements in the underlying market rates of debt securities held. We manage this risk by maintaining the portfolio’s duration (a measure of the portfolio’s exposure to changes in interest rates) between 1.5 and 5 years. The duration of the fixed-income portfolio was 3.0 years at December 31, 2021, compared to 2.9 years at December 31, 2020. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) is monitored on a regular basis.
The duration distribution of our fixed-income portfolio, excluding short-term investments, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, at December 31, was:

Duration Distribution	2021	2020
1 year	22.0%	19.5%
2 years	18.8	18.7
3 years	23.5	24.9
5 years	17.6	18.5
7 years	13.1	10.9
10 years	5.0	7.5
Total fixed-income portfolio	100.0%	100.0%

Credit Rate Risk This exposure is managed by maintaining an A+ minimum average portfolio credit quality rating, as defined by NRSROs. Our credit quality rating was above the minimum threshold during both 2021 and 2020.
The credit quality distribution of the fixed-income portfolio at December 31, was:

Rating	2021	2020
AAA	54.7%	53.3%
AA	8.7	9.8
A	8.6	11.1
BBB	21.7	22.9
Non-investment grade/non-rated:[1]
BB	4.8	2.4
B	1.1	0.2
CCC and lower	0.1	0.1
Non-rated	0.3	0.2
Total fixed-income portfolio	100.0%	100.0%
1 The ratings in the table above are assigned by NRSROs. The increase in 2021 reflects a shift in the mix of our investments and not credit rating downgrades.
Concentration Risk Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state’s general obligation bonds, to 2.5% of shareholders’ equity, while the single issuer guideline on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders’ equity. Additionally, the guideline applicable to any state’s general obligation bonds is 6% of shareholders’ equity. We consider concentration risk both overall and in the context of individual asset classes and
App.-A-69

sectors, including but not limited to common equities, residential and commercial mortgage-backed securities, municipal bonds, and high-yield bonds. At December 31, 2021 and 2020, we were within all of the constraints described above.
Prepayment and Extension Risk We are exposed to this risk especially in our asset-backed (i.e., structured product) and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended will have a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. Our holdings of different types of structured debt and preferred securities help manage this risk. During 2021 and 2020, we did not experience significant adverse prepayment or extension of principal relative to our cash flow expectations in the portfolio.
Liquidity Risk Our overall portfolio remains very liquid and we believe that it is sufficient to meet expected near-term liquidity requirements. The short-to-intermediate duration of our portfolio provides a source of liquidity, as we expect approximately $4.5 billion, or 16.8%, of principal repayment from our fixed-income portfolio, excluding U.S. Treasury Notes and short-term investments, during 2022. Cash from interest and dividend payments provides an additional source of recurring liquidity.
The duration of our U.S. government obligations, which are included in the fixed-income portfolio, was comprised of the following at December 31, 2021:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes
Less than one year	$1,112.9	0.7
One to two years	3,913.3	1.5
Two to three years	4,628.5	2.4
Three to five years	4,533.1	4.1
Five to seven years	3,172.3	6.2
Seven to ten years	1,128.1	8.6
Total U.S. Treasury Notes	$18,488.2	3.6

ASSET-BACKED SECURITIES
Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gains (Losses)	% of Asset- Backed Securities	Duration (years)	Rating (at period end)[1]
2021
Residential mortgage-backed securities	$790.0	$1.7	6.4%	0.4	A-
Commercial mortgage-backed securities	6,535.6	(25.4)	53.1	3.2	A+
Other asset-backed securities	4,982.3	0.9	40.5	1.2	AA
Total asset-backed securities	$12,307.9	$(22.8)	100.0%	2.2	AA-
2020
Residential mortgage-backed securities	$509.5	$6.2	4.9%	1.0	AA
Commercial mortgage-backed securities	6,175.1	132.5	59.0	3.2	AA-
Other asset-backed securities	3,784.6	39.6	36.1	1.0	AA+
Total asset-backed securities	$10,469.2	$178.3	100.0%	2.3	AA
1 The credit quality ratings are assigned by NRSROs.
App.-A-70

Residential Mortgage-Backed Securities (RMBS) The following table details the credit quality rating and fair value of our RMBS, along with the loan classification and a comparison of the fair value at December 31, 2021, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Residential Mortgage-Backed Securities (at December 31, 2021)
($ in millions) Rating[1]	Non-Agency	Agency	Government/GSE[2]	Total	% of Total
AAA	$194.7	$0.1	$1.6	$196.4	24.9%
AA	38.5	0	0.5	39.0	4.9
A	166.6	0	0	166.6	21.1
BBB	164.4	0	0	164.4	20.8
Non-investment grade/non-rated:
BB	191.7	0	0	191.7	24.3
B	15.8	0	0	15.8	2.0
CCC and lower	5.2	0	0	5.2	0.6
Non-rated	10.9	0	0	10.9	1.4
Total fair value	$787.8	$0.1	$2.1	$790.0	100.0%
Increase (decrease) in value	0.3%	(1.4)%	6.5%	0.3%
1 The credit quality ratings are assigned by NRSROs; when we assigned the NAIC ratings for our RMBS, 92% of our non-investment-grade securities were rated investment grade and reported as Group II securities, with the remainder classified as Group I.
2 The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).
In the residential mortgage-backed sector, our portfolio consists of bonds that are backed by high-quality borrowers in the underlying mortgages or have strong structural protections. During 2021, we increased our exposure to short-duration credit bonds where the underlying loans had meaningful home price appreciation.
Commercial Mortgage-Backed Securities (CMBS) The following table details the credit quality rating and fair value of our CMBS, along with a comparison of the fair value at December 31, 2021, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Commercial Mortgage-Backed Securities (at December 31, 2021)
($ in millions) Rating[1]	Multi-Borrower	Single-Borrower	Total	% of Total
AAA	$279.3	$1,669.4	$1,948.7	29.8%
AA	0	1,648.8	1,648.8	25.2
A	0	1,202.8	1,202.8	18.4
BBB	0	1,261.1	1,261.1	19.3
Non-investment grade/non-rated:
BB	0	474.0	474.0	7.3
B	0.2	0	0.2	0
Total fair value	$279.5	$6,256.1	$6,535.6	100.0%
Increase (decrease) in value	3.7%	(0.6)%	(0.4)%
1The credit quality ratings are assigned by NRSROs; when we assigned the NAIC ratings for our CMBS, 57% of our non-investment-grade securities were rated investment grade and reported as Group II securities, with the remainder classified as Group I.

The CMBS portfolio experienced lower volatility in 2021. New issuance in the single-asset single-borrower (SASB) market were at a record high in 2021 and were the primary source of additions into our portfolio. Credit spreads in the investment-grade SASB market were range-bound throughout the year, reaching their tightest levels in late second quarter and early third quarter. As a result, our net purchases slowed and were asset- and deal-specific based on both credit spreads and our assessment of underlying collateral quality. As credit spreads widened in the third and fourth quarters of 2021, we continued to add to the portfolio at a measured pace, with a particular focus on high-quality office and multi-family apartments.
App.-A-71

Other Asset-Backed Securities (OABS) The following table details the credit quality rating and fair value of our OABS, along with a comparison of the fair value at December 31, 2021, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Other Asset-Backed Securities (at December 31, 2021)
($ in millions) Rating	Automobile	Collateralized Loan Obligations	Student Loan	Whole Business Securitizations	Equipment	Other	Total	% of Total
AAA	$927.0	$1,203.1	$76.4	$0	$634.1	$215.8	$3,056.4	61.3%
AA	290.2	567.7	12.5	0	65.3	14.1	949.8	19.1
A	22.3	0	8.7	0	127.3	160.6	318.9	6.4
BBB	7.1	0	0	570.9	0	41.5	619.5	12.4
Non-investment grade/non-rated:
BB	0	0	0	0	0	37.7	37.7	0.8%
Total fair value	$1,246.6	$1,770.8	$97.6	$570.9	$826.7	$469.7	$4,982.3	100.0%
Increase (decrease) in value	(0.1)%	(0.1)%	0.8%	0.2%	0.3%	(0.3)%	0%

As valuations across other asset classes were more attractive, our OABS portfolio offered less relative value. During 2021, our allocation to collateralized loan obligation securities increased as they provided better return opportunities than other sectors.

MUNICIPAL SECURITIES
The following table details the credit quality rating of our municipal securities at December 31, 2021, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2021)
(millions) Rating	General Obligations	Revenue Bonds	Total
AAA	$653.1	$245.2	$898.3
AA	484.7	720.7	1,205.4
A	0	80.3	80.3
BBB	0	1.0	1.0
Non-rated	0	0.3	0.3
Total	$1,137.8	$1,047.5	$2,185.3
Included in revenue bonds were $488.4 million of single-family housing revenue bonds issued by state housing finance agencies, of which $358.7 million were supported by individual mortgages held by the state housing finance agencies and $129.7 million were supported by mortgage-backed securities.
Of the programs supported by mortgage-backed securities, 78% were collateralized by Ginnie Mae mortgages, which are fully guaranteed by the U.S. government; the remaining 22% were collateralized by Fannie Mae and Freddie Mac mortgages. Of the programs supported by individual mortgages held by the state housing finance agencies, the overall credit quality rating was AA+. Most of these mortgages were supported by FHA, VA, or private mortgage insurance providers.
As spreads tightened during 2021, we reduced our allocation to the municipal sector. Our sales were primarily in revenue bonds that were purchased in 2020 when spreads were wider and offered attractive performance opportunities. At 2021 valuations, municipal bonds were less attractive to us on a relative value basis.
App.-A-72

CORPORATE SECURITIES
The following table details the credit quality rating of our corporate securities at December 31, 2021:

Corporate Securities (at December 31, 2021)
(millions) Rating	Consumer	Industrial	Communication	Financial Services	Agency	Technology	Basic Materials	Energy	Total
AAA	$0	$0	$0	$30.0	$0	$1.7	$0	$0	$31.7
AA	62.3	0	0	111.4	1.0	18.2	0	13.6	206.5
A	374.4	244.2	232.4	1,008.4	0	145.7	123.6	99.8	2,228.5
BBB	2,302.6	1,424.6	134.0	994.5	0	689.8	14.7	893.7	6,453.9
Non-investment grade/non-rated:
BB	532.6	129.1	204.8	166.6	0	85.5	36.0	85.1	1,239.7
B	355.3	83.3	0	42.8	0	0	0	0	481.4
CCC and lower	50.4	0	0	0	0	0	0	0	50.4
Total fair value	$3,677.6	$1,881.2	$571.2	$2,353.7	$1.0	$940.9	$174.3	$1,092.2	$10,692.1
During 2021, the size of our corporate debt portfolio saw a modest increase. Activity during the year was primarily a combination of selling some of our investment-grade longer-maturity holdings we believed had exceeded our performance objective, adding investment-grade securities with more favorable risk reward profiles, and continuing to selectively increase our allocation to high-yield securities that we believed would benefit from the continuation of the economic recovery.
We shortened the maturity profile of the corporate portfolio during 2021 to reduce credit risk in a narrowing credit spread environment. The maturity profile was 2.9 years at December 31, 2021, compared to 3.8 years at December 31, 2020. Overall, our corporate securities, as a percentage of the fixed-income portfolio, has remained consistent since the end of 2020 at approximately 23%.
PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE
The table below shows the exposure break-down for our preferred stocks by sector and rating at year end:

Preferred Stocks (at December 31, 2021)
	Financial services
(millions) Rating	U.S. Banks	Foreign Banks	Insurance	Other Financial	Industrials	Utilities	Total
BBB	$1,019.2	$54.5	$127.4	$46.1	$130.8	$41.3	$1,419.3
Non-investment grade/non-rated:
BB	201.2	23.5	0	0	25.2	41.6	291.5
Non-rated	0	0	35.0	41.4	34.4	0	110.8
Total fair value	$1,220.4	$78.0	$162.4	$87.5	$190.4	$82.9	$1,821.6
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
We also face the risk that dividend payments on our preferred stock holdings could be deferred for one or more periods or skipped entirely. As of December 31, 2021, all of our preferred securities continued to pay their dividends in full and on time. Approximately 84% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable.
During 2021, we had a small net increase in our preferred stock portfolio and the portfolio was 3.9% of our fixed-income portfolio at December 31, 2021, compared to 3.7% at December 31, 2020. We primarily purchased nonredeemable preferred securities that we believe had attractive risk/reward profiles. Certain holdings were called and redeemed at par value during the year. The portfolio valuation increased throughout the year as credit spreads compressed.
App.-A-73

Common Equities
Common equities, as reported on the consolidated balance sheets at December 31, were comprised of the following:

($ in millions)	2021		2020
Common stocks	$5,041.6	99.7%	$4,074.9	99.9%
Other risk investments	16.9	0.3	3.1	0.1
Total common equities	$5,058.5	100.0%	$4,078.0	100.0%

The majority of our common stock portfolio consists of individual holdings selected based on their contribution to the correlation with the Russell 1000 Index. We held 839 out of 1,030, or 81%, of the common stocks comprising the index at December 31, 2021, which made up 96% of the total market capitalization of the index. At December 31, 2021 and 2020, the year-to-date total return of the indexed portfolio, based on GAAP income, was within the designated tracking error, which is +/- 50 basis points.

The other risk investments consist of limited partnership interests. During 2021, we funded $4.8 million on partnership investments and have an open funding commitment of $7.4 million at December 31, 2021. In addition, partnership investments with a value of $7.4 million at December 31, 2021 were assumed as part of our acquisition of Protective Insurance.
The following is a summary of our indexed common stock portfolio holdings by sector compared to the Russell 1000 Index composition:

Sector	Equity Portfolio Allocation at December 31, 2021	Russell 1000 Allocation at December 31, 2021	Russell 1000 Sector Return in 2021
Consumer discretionary	16.0%	17.1%	17.4%
Consumer staples	4.8	5.0	18.2
Financial services	11.1	10.3	34.9
Health care	12.1	12.2	23.3
Materials and processing	1.6	1.6	25.4
Other energy	2.7	2.6	51.2
Producer durable	12.8	12.5	16.1
Real estate	3.2	3.3	38.6
Technology	30.2	29.9	37.2
Telecommunications	3.1	2.9	5.4
Utilities	2.4	2.6	18.7
Total common stocks	100.0%	100.0%	26.4%
For 2021, our common stock portfolio FTE total return was 33.4%, compared to 26.4% for the Russell 1000 Index, due to common stocks we hold outside of the index.
App.-A-74

V. CRITICAL ACCOUNTING POLICIES
Progressive is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in conformity with GAAP. Actual results could differ from those estimates in a variety of areas. The three areas we view as most critical with respect to the application of estimates and assumptions is the establishment of our loss reserves, the methods for measuring expected credit losses on financial instruments, and our analysis of goodwill for impairment.
A. Loss and LAE Reserves
Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2021, we had $21.4 billion of net loss and LAE reserves, which included $17.3 billion of case reserves and $4.1 billion of incurred but not recorded (IBNR) reserves. Personal auto liability and commercial auto liability reserves represent approximately 90% of our total carried net reserves. For this reason, the following discussion focuses on our vehicle businesses.
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
At December 31, 2021, we had $26.2 billion of carried gross reserves and $21.4 billion of net reserves (net of reinsurance recoverables on unpaid losses). Our net reserve balance implicitly assumes that the loss and LAE severity for accident year 2021 over accident year 2020 would be 9.2% higher for personal auto liability and 11.5% higher for commercial auto liability. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlements. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.
App.-A-75

The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2021, if during 2022 we were to experience the indicated change in our estimate of severity for the 2021 accident year (i.e., claims that occurred in 2021):

	Estimated Changes in Severity for Accident Year 2021
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$13,178.8	$13,487.8	$13,796.8	$14,105.8	$14,414.8
Commercial auto liability	5,274.8	5,346.2	5,417.6	5,489.0	5,560.4
Other[1]	2,216.1	2,216.1	2,216.1	2,216.1	2,216.1
Total	$20,669.7	$21,050.1	$21,430.5	$21,810.9	$22,191.3
1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2021 accident year would affect our personal auto liability reserves by $154.5 million and our commercial auto reserves by $35.7 million.
Our 2021 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2021, 2020, and 2019, in the aggregate, accounted for approximately 92% of our reserve balance. If during 2022 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2021, 2020, and 2019), the effect to our year-end 2021 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2021, 2020, and 2019
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$12,159.2	$12,978.0	$13,796.8	$14,615.6	$15,434.4
Commercial auto liability	5,079.6	5,248.6	5,417.6	5,586.6	5,755.6
Other[1]	2,216.1	2,216.1	2,216.1	2,216.1	2,216.1
Total	$19,454.9	$20,442.7	$21,430.5	$22,418.3	$23,406.1
1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2021, 2020, and 2019 accident years would affect our personal auto liability reserves by $409.4 million and our commercial auto reserves by $84.5 million.
Our best estimate of the appropriate amount for our reserves as of year-end 2021 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is reasonably likely to occur. The above tables show the potential favorable or unfavorable development we will realize if our estimates miss by 2% or 4%.
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
If we do not expect to hold the security to allow for a potential recovery of those expected losses, we will write down the security to fair value and recognize a realized loss in the comprehensive income statement.
For securities whose losses are credit related losses, and for which we do not intend to sell in the near term, we will review the non-market components to determine if a
App.-A-76

potential future credit loss exists, based on existing financial data available related to the fixed-maturity securities. If we anticipate that a credit loss exists, we will record an allowance for the credit loss and recognize a realized loss in the comprehensive income statement. For all securities for which an allowance for credit losses has been established, we will re-evaluate the securities, at least quarterly, to determine if further deterioration has occurred or if we project a subsequent recovery in the expected losses, which would require an adjustment to the allowance for credit losses. To the extent we determine that we will likely sell a security prior to recovery of the credit loss, or if the loss is deemed uncollectible, we will write-down the security to its fair value and reverse any credit loss allowance that may have been previously recorded.
For an unrealized loss that is determined to be related to current market conditions, we will not record an allowance for credit losses or a write down to fair value. We will continue to monitor these securities to determine if underlying factors other than the current market conditions are contributing to the loss in value.
Based on an analysis of our fixed-maturity portfolio, we have determined our allowance for credit losses related to available-for-sale securities was not material to our financial condition or results of operations for the periods ending December 31, 2021 and 2020.
Reinsurance Recoverables
We routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counterparties to our reinsurance recoverables. At December 31, 2021, approximately 62% of our reinsurance recoverables were held in several mandatory state pools, including the Michigan Catastrophic Claims Association, Florida Hurricane Catastrophe Fund, and North Carolina Reinsurance Facility, and in plans where we act as a servicing agent to state-mandated involuntary plans for commercial vehicles (Commercial Automobile Insurance Procedures/Plans) and as a participant in the “Write Your Own” program for federally regulated plans for flood (National Flood Insurance Program). All of these programs are governed by insurance regulations. The remaining balance of our recoverables are composed of voluntary external contractual arrangements that primarily relate to the Property business and to our transportation network company business written by our Commercial Lines business. For these privately placed reinsurance arrangements, we regularly monitor reinsurer credit strength and analyze our reinsurance recoverable balances for expected credit losses at least quarterly, or more frequently if indicators of reinsurer credit deterioration, either individually or in aggregate, exists. For at-risk uncollateralized recoverable balances, we evaluate a number of reinsurer specific factors, including reinsurer credit quality rating, credit rating outlook, historical experience, reinsurer surplus, recoverable duration, and collateralization composition in respect to our net exposure (i.e., the reinsurance recoverable amount less premiums payable to the reinsurer, where the right to offset exists). Based on this assessment, reinsurers with credit risks will be individually subject to a credit default model, and an allowance for credit loss will be established, where warranted.
Based on the analysis of reinsurers, we have determined our allowance for credit losses related to our reinsurance recoverables was not material to our financial condition or results of operations for the period ending December 31, 2021.
Premium Receivables
We routinely monitor historical premium collections data for our premiums receivable balances, through actuarial analyses, to project the future recoverability of recorded receivables. As part of these analyses, we determine historical collectability rates and modify those rates based on current economic assumptions to establish estimates on default. These rates are applied to the stratified subsets of our consumer receivable balances, based on the age of the receivable to establish an allowance for credit losses. See Note 1 – Reporting and Accounting Policies for a description of our process and a roll forward of the allowance account during 2021 and 2020.
C. Goodwill
Goodwill represents the amount we paid to acquire companies in excess of the company’s fair value at the date of acquisition. At December 31, 2021, we had goodwill of $452.7 million. The goodwill related to the April 1, 2015, acquisition of a controlling interest in ARX Holding Corp. (ARX) accounted for 98% of this balance and, therefore, the detailed discussion is focused on the ARX goodwill balance.
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
The qualitative analysis is performed by assessing certain trends and factors, actual and forecasted operating information (including growth rates and profitability), industry and macroeconomic data, and other relevant qualitative factors.
The quantitative goodwill impairment assessment consists of comparing the fair value of the reporting unit to its carrying value. If the fair value is less than its carrying
App.-A-77

value, an impairment charge must be recognized for the difference. To determine the fair value of a reporting unit, we use discounted cash flow models. The models use assumptions including, but not limited to, discount rate, and forecasted growth, profitability, investment return, and capital requirements. The assumptions and estimates are consistent with those we believe other non-related marketplace participants would use and are based on management’s best estimates at the time of the analysis.
The goodwill from the ARX acquisition of $446 million is allocated equally to the Agency auto reporting unit and the ARX reporting unit. We performed a qualitative impairment analysis over the goodwill allocated to the Agency auto reporting unit. The results of the qualitative analysis did not indicate a need to perform an additional quantitative analysis.
For the $223 million of goodwill allocated to the ARX reporting unit, we elected to perform a quantitative analysis, due to the results generated by ARX over the past several years. While we used the assumptions listed above, we believe that the most significant assumptions used to determine the estimated fair value were the discount rate and projected underwriting profitability of ARX.
The discount rate used was consistent with the weighted average cost of capital that we determined was likely to be expected by a market participant. The discount rate was based on expected rates of return, including consideration of company specific risk premiums. The discount rate used in our discounted cash flow model may be impacted by adverse changes in the macroeconomic environment, volatility in the equity and debt markets, or other industry specific factors, including, but not limited to, changes in catastrophe patterns.

The underwriting profitability assumptions are based on long-term forecasts of ARX’s combined ratio. Underwriting profitability is dependent on ability to underwrite and price risks accurately and factors in weather-related catastrophe losses under historical conditions. In addition, when estimating our future underwriting profitability, we factored in changes currently underway to return ARX to profitability, including raising rates, implementing underwriting restrictions, and non-renewing certain policies in Florida to reduce our concentration risk.
As of the evaluation date, the calculated fair value of ARX was nearly 2.7 times greater than its carrying value and, therefore, there was no indication of impairment to the goodwill related to the ARX acquisition. Changes in our assumptions, strategic decisions, or economic and competitive conditions could result in a decline in fair value and result in a goodwill impairment charge in the future. Using the same growth, investment returns, and capital requirement assumptions in the discounted cash flow model, we determined that our discount factor could change by 4% or the forecasted underwriting profitability for ARX could decline by 6% before the fair value of ARX would be less than the current carrying value of the reporting unit indicating that goodwill might be impaired. We will continue to monitor changes in the reporting unit results and general macroeconomic conditions to determine if future impairment analysis is warranted.
App.-A-78

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
•the effectiveness of our reinsurance programs and the continued availability of reinsurance and performance by reinsurers;
•the highly competitive nature of property-casualty insurance markets;
•whether we innovate effectively and respond to our competitors’ initiatives;
•whether we effectively manage complexity as we develop and deliver products and customer experiences;
•how intellectual property rights affect our competitiveness and our business operations;
•whether we adjust claims accurately;
•our ability to maintain a recognized and trusted brand;
•our ability to attract, develop and retain talent and maintain appropriate staffing levels;
•compliance with complex and changing laws and regulations;
•litigation challenging our business practices, and those of our competitors and other companies;
•the impacts of a security breach or other attack involving our computer systems or the systems of one or more of our vendors;
•the secure and uninterrupted operation of the facilities, systems, and business functions that are critical to our business;
•the success of our efforts to acquire or develop new products or enter into new areas of business and navigate related risks;
•our continued ability to send and accept electronic payments;
•the possible impairment of our goodwill or intangible assets;
•the performance of our fixed-income and equity investment portfolios;
•the impact on our investment returns and strategies from regulations and societal pressures relating to environmental, social, and other public policy matters;
•the elimination of the London Interbank Offered Rate;
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
•the impacts of the COVID-19 pandemic and measures taken in response; and
•other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission, including, without limitation, the Risk Factors section of our Annual Report on Form 10-K for the year ending December 31, 2021.

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
App.-A-79

Supplemental Information
The Progressive Corporation and Subsidiaries
Ten Year Summary – Selected Financial Information
(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2021	2020	2019	2018	2017
Net premiums written	$46,405.2	$40,568.7	$37,577.9	$32,609.9	$27,132.1
Growth	14%	8%	15%	20%	16%
Net premiums earned	$44,368.7	$39,261.6	$36,192.4	$30,933.3	$25,729.9
Growth	13%	8%	17%	20%	14%
Policies in force (thousands):
Personal Lines	22,735.7	21,413.5	19,408.6	17,759.0	16,075.5
Growth	6%	10%	9%	10%	10%
Commercial Lines	971.2	822.0	751.4	696.9	646.8
Growth	18%	9%	8%	8%	6%
Property[1]	2,776.2	2,484.4	2,202.1	1,936.5	1,461.7
Growth[1]	12%	13%	14%	32%	22%
Total revenues	$47,702.0	$42,658.1	$39,022.3	$31,979.0	$26,839.0
Underwriting margins:[2]
Personal Lines	4.6%	13.2%	9.5%	9.7%	6.9%
Commercial Lines	11.1%	13.0%	10.4%	13.3%	7.7%
Property[1]	(15.3)%	(7.1)%	(1.7)%	(6.9)%	(5.1)%
Total underwriting operations	4.7%	12.3%	9.1%	9.4%	6.6%
Net income attributable to Progressive	$3,350.9	$5,704.6	$3,970.3	$2,615.3	$1,592.2
Per common share - diluted	5.66	9.66	6.72	4.42	2.72
Average equivalent common shares - diluted	587.1	587.6	587.2	586.7	585.7
Comprehensive income attributable to Progressive	$2,459.9	$6,291.9	$4,432.9	$2,520.1	$1,941.0
Total assets	$71,132.3	$64,098.3	$54,895.3	$46,575.0	$38,701.2
Debt outstanding	4,898.8	5,396.1	4,407.1	4,404.9	3,306.3
Redeemable noncontrolling interest	0	0	225.6	214.5	503.7
Total shareholders’ equity	18,231.6	17,038.6	13,673.2	10,821.8	9,284.8
Statutory surplus	16,423.7	15,194.6	13,671.1	11,571.8	9,664.4
Common shares outstanding	584.4	585.2	584.6	583.2	581.7
Common share close price (at December 31)	$102.65	$98.88	$72.39	$60.33	$56.32
Rate of return[3]	10.8%	41.4%	25.1%	9.3%	61.6%
Market capitalization	$59,988.7	$57,864.6	$42,319.2	$35,184.5	$32,761.3
Book value per common share	30.35	28.27	22.54	17.71	15.96
Ratios:
Return on average common shareholders’ equity:
Net income attributable to Progressive	18.6%	35.6%	31.3%	24.7%	17.8%
Comprehensive income attributable to Progressive	13.6%	39.3%	35.0%	23.8%	21.7%
Debt to total capital[4]	21.2%	24.1%	24.4%	28.9%	26.3%
Price to earnings	18.1	10.2	10.8	13.6	20.7
Price to book	3.4	3.5	3.2	3.4	3.5
Net premiums written to statutory surplus	2.8	2.7	2.7	2.8	2.8
Statutory combined ratio	94.8	87.9	90.5	89.9	92.8
Dividends declared per common share[5]	$1.90	$4.90	$2.65	$2.5140	$1.1247
Number of people employed	49,077	43,326	41,571	37,346	33,656
1 We began reporting our Property business as a segment on April 1, 2015, therefore, year-over-year growth for 2015 is not applicable (NA).
2 Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 10 – Segment Information, as a percentage of net premiums earned.
3 Represents annual rate of return, assuming dividend reinvestment.
App.-A-82

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2016	2015	2014	2013	2012
Net premiums written	$23,353.5	$20,564.0	$18,654.6	$17,339.7	$16,372.7
Growth	14%	10%	8%	6%	8%
Net premiums earned	$22,474.0	$19,899.1	$18,398.5	$17,103.4	$16,018.0
Growth	13%	8%	8%	7%	7%
Policies in force (thousands):
Personal Lines	14,656.8	13,764.7	13,261.9	13,056.4	12,735.3
Growth	6%	4%	2%	3%	4%
Commercial Lines	607.9	555.8	514.7	514.6	519.6
Growth	9%	8%	0%	(1)%	2%
Property[1]	1,201.9	1,076.5	—	—	—
Growth[1]	12%	NA	—	—	—
Total revenues	$23,441.4	$20,853.8	$19,391.4	$18,170.9	$17,083.9
Underwriting margins:[2]
Personal Lines	4.7%	6.5%	6.7%	6.6%	4.4%
Commercial Lines	6.4%	15.9%	17.2%	6.5%	5.2%
Property[1]	3.8%	10.1%	—	—	—
Total underwriting operations	4.9%	7.5%	7.7%	6.5%	4.4%
Net income attributable to Progressive	$1,031.0	$1,267.6	$1,281.0	$1,165.4	$902.3
Per common share - diluted	1.76	2.15	2.15	1.93	1.48
Average equivalent common shares - diluted	585.0	589.2	594.8	603.6	607.8
Comprehensive income attributable to Progressive	$1,164.0	$1,044.9	$1,352.4	$1,246.1	$1,080.8
Total assets	$33,427.5	$29,819.3	$25,787.6	$24,408.2	$22,694.7
Debt outstanding	3,148.2	2,707.9	2,164.7	1,860.9	2,063.1
Redeemable noncontrolling interest	483.7	464.9	—	—	—
Total shareholders’ equity	7,957.1	7,289.4	6,928.6	6,189.5	6,007.0
Statutory surplus	8,560.0	7,575.5	6,442.8	5,991.0	5,605.2
Common shares outstanding	579.9	583.6	587.8	595.8	604.6
Common share close price (at December 31)	$35.50	$31.80	$26.99	$27.27	$21.10
Rate of return[3]	14.7%	20.9%	5.3%	30.9%	15.4%
Market capitalization	$20,586.5	$18,558.5	$15,864.7	$16,247.5	$12,757.1
Book value per common share	13.72	12.49	11.79	10.39	9.94
Ratios:
Return on average common shareholders’ equity:
Net income attributable to Progressive	13.2%	17.2%	19.1%	17.7%	14.5%
Comprehensive income attributable to Progressive	14.9%	14.2%	20.1%	19.0%	17.4%
Debt to total capital[4]	28.3%	27.1%	23.8%	23.1%	25.6%
Price to earnings	20.2	14.8	12.6	14.1	14.3
Price to book	2.6	2.5	2.3	2.6	2.1
Net premiums written to statutory surplus	2.7	2.7	2.9	2.9	2.9
Statutory combined ratio	94.8	91.8	92.1	93.4	95.2
Dividends declared per common share[5]	$0.6808	$0.8882	$0.6862	$1.4929	$1.2845
Number of people employed	31,721	28,580	26,501	26,145	25,889
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

App.-A-83

The Progressive Corporation and Subsidiaries
Performance Graph
(unaudited)
The following performance graph compares the performance of Progressive’s Common Shares (PGR) to the Standard & Poor’s Index (S&P Index) and the Value Line Property/Casualty Industry Group (P/C Group) for the last five years.
Cumulative Five-Year Total Return*
PGR, S&P Index, P/C Group (Performance Results through 12/31/21)

$400
$300
$200
$100
$0
2016
2017
2018
2019
2020
2021
PGR
S&P Index
P/C Group

	(Assumes $100 was invested at the close of trading on December 31, 2016)
For the years ended December 31,	2017	2018	2019	2020	2021
PGR	$161.62	$176.67	$220.94	$312.37	$346.17
S&P Index	121.87	116.50	153.20	181.29	233.29
P/C Group[1]	125.64	124.81	158.88	165.04	226.29
*Assumes reinvestment of dividends
1 Per Value Line Publishing LLC

App.-A-84

The Progressive Corporation and Subsidiaries
Quantitative Market Risk Disclosures
(unaudited)
Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2021, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. The discussion below relates to instruments entered into for purposes other than trading; we had no trading financial instruments at December 31, 2021 and 2020. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for our discussion of the qualitative information about market risk.
Financial instruments subject to interest rate risk were:

	Fair Value
	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change[1]	Change[1]	Actual	Change	Change
U.S. government obligations	$19,479.2	$19,183.4	$18,488.2	$17,780.1	$17,072.0
State and local government obligations	2,319.1	2,260.9	2,185.3	2,108.2	2,031.2
Foreign government obligations	19.1	18.6	17.9	17.1	16.3
Asset-backed securities	12,807.4	12,568.9	12,307.9	12,043.2	11,779.0
Corporate securities	11,255.6	11,003.3	10,692.1	10,378.9	10,064.5
Preferred stocks	1,948.6	1,885.5	1,821.6	1,757.5	1,693.2
Short-term investments	942.6	942.6	942.6	942.6	942.6
Total at December 31, 2021	$48,771.6	$47,863.2	$46,455.6	$45,027.6	$43,598.8
Total at December 31, 2020	$44,014.4	$43,987.2	$43,452.3	$42,226.6	$41,030.8
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
Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities at December 31, 2021	$4,532.3	$5,058.5	$5,584.7
Common equities at December 31, 2020	$3,634.5	$4,078.0	$4,521.5
The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common stock portfolio’s weighted average beta of 1.04 for 2021 and 1.09 for 2020. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movements. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of our securities without betas is 1.3%.
App.-A-85

The Progressive Corporation and Subsidiaries
Net Premiums Written by State
(unaudited)

($ in millions)	2021		2020		2019		2018		2017
Florida	$6,290.7	13.6%	$5,533.7	13.6%	$5,233.4	13.9%	$4,700.9	14.4%	$3,808.0	14.0%
Texas	5,343.5	11.5	4,530.5	11.2	4,081.0	10.8	3,388.6	10.4	2,704.9	10.0
California	2,585.1	5.6	2,241.2	5.5	2,208.8	5.9	1,836.0	5.6	1,520.5	5.6
Georgia	2,147.7	4.6	1,860.9	4.6	1,645.3	4.4	1,452.9	4.5	1,177.0	4.4
New York	2,008.6	4.3	1,932.8	4.8	1,843.2	4.9	1,699.0	5.2	1,472.8	5.4
Michigan	1,962.7	4.2	1,797.6	4.4	1,673.5	4.4	1,423.7	4.4	1,186.8	4.4
Ohio	1,563.0	3.4	1,404.2	3.4	1,339.5	3.6	1,194.0	3.7	1,033.5	3.8
Pennsylvania	1,504.8	3.2	1,327.2	3.3	1,268.3	3.4	1,157.4	3.5	1,005.5	3.7
New Jersey	1,417.5	3.1	1,242.0	3.1	1,192.3	3.2	1,088.1	3.3	985.8	3.6
Louisiana	1,154.4	2.5	1,039.4	2.6	965.6	2.6	856.5	2.6	739.2	2.7
All other	20,427.2	44.0	17,659.2	43.5	16,127.0	42.9	13,812.8	42.4	11,498.1	42.4
Total	$46,405.2	100.0%	$40,568.7	100.0%	$37,577.9	100.0%	$32,609.9	100.0%	$27,132.1	100.0%

App.-A-86

Principal Office
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143
440-461-5000
progressive.com
24-Hour Insurance Quotes, Claims Reporting, and Customer Service

	Personal autos, motorcycles, recreational vehicles, homeowners, other property, and renters	Commercial autos/trucks, business property, and general liability
To receive a quote	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-806-9598 progressivecommercial.com
To report a claim	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-PROGRESSIVE (1-800-776-4737) progressivecommercial.com
For customer service:
If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-PROGRESSIVE (1-800-776-4737) progressivecommercial.com
If you bought your policy through an independent agent or broker	1-800-925-2886 (1-800-300-3693 in California) progressive.com/agent	1-800-895-2886 progressivecommercial.com
If you bought your policy through an independent agent or broker for the state of California	1-800-300-3693 Driveinsurance.com	1-800-895-2886 progressivecommercial.com
In addition, iPhone® and Android® users can download the Progressive App to start a quote, report a claim, or service a policy.

Annual Meeting  The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, Studio 96, 6671 Beta Drive, Mayfield Village, Ohio 44143 on May 13, 2022, at 10 a.m. eastern time.

Online Annual Report and Proxy Statement Our 2021 Annual Report to Shareholders can be found at: progressive.com/annualreport.

Our 2022 Proxy Statement and 2021 Annual Report to Shareholders, in a PDF format, can be found at: progressiveproxy.com.

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

Transfer Agent and Registrar Registered Shareholders:  If you have questions or changes to your account and your Progressive common shares are registered in your name, write to: American Stock Transfer & Trust Company, Attn: Operations Center, 6201 15th Avenue, Brooklyn, NY 11219; phone: 1-866-709-7695; email: help@astfinancial.com; or visit their website at: www.astfinancial.com.

Beneficial Shareholders:  If your Progressive common shares are held in a brokerage or other financial institution account, contact your broker or financial institution directly regarding questions or changes to your account.

App.-A-87

Common Shares, Holders, and Dividends  The Progressive Corporation’s common shares are traded on the New York Stock Exchange (symbol PGR). There were 1,856 shareholders of record on December 31, 2021. Progressive currently has a dividend policy under which the Board expects to declare regular, quarterly common share dividends and, on at least an annual basis, to consider declaring an additional variable common share dividend. The dividend policy can be found at: progressive.com/dividend.

Counsel Baker & Hostetler LLP, Cleveland, Ohio

Corporate Governance Progressive’s Corporate Governance Guidelines and Board Committee Charters are available at: progressive.com/governance.

Accounting Complaint Procedure  Any employee or other interested party with a complaint or concern regarding accounting, internal accounting controls, or auditing matters relating to Progressive may report such complaint or concern directly to the Chairperson of the Audit Committee, as follows: Stuart B. Burgdoerfer, Chair of the Audit Committee, auditchair@progressive.com. Any such complaint or concern also may be reported anonymously over the following toll-free Alertline: 1-800-683-3604 or online at: www.progressivealertline.com.

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

Charitable Contributions  We contribute to: (i) The Insurance Institute for Highway Safety to further its work in reducing the human trauma and economic costs of auto accidents; (ii) Humble Design, a nonprofit organization we partnered with to furnish homes for families and veterans transitioning from homelessness; and, (iii) The Progressive Insurance Foundation. To more broadly represent our employees and their communities, The Progressive Insurance Foundation provides funds to national charitable organizations identified by our Employee Resource Groups and, beginning mid-2022, will contribute a fixed amount to eligible 501(c)(3) charitable organizations of each participating employee’s choosing without requiring the employee to contribute. Over the last five years, the funds provided by The Progressive Insurance Foundation, which included an employee matching program, averaged approximately $5 million per year.

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

App.-A-88

Directors
Philip Bleser[1,5,7]	Roger N. Farah[2,3,5,7]	Jeffrey D. Kelly[1,7]
Retired Chairman of Global Corporate	Retired Executive Director,	Retired Chief Operating Officer and
Banking,	Tory Burch LLC	Chief Financial Officer,
JPMorgan Chase & Co.	(retailing)	RenaissanceRe Holdings Ltd.
(financial services)		(reinsurance services)

Stuart B. Burgdoerfer[1,6,7]	Lawton W. Fitt[2,4,5,7]	Barbara R. Snyder[3,7]
Retired Executive Vice President and	Chairperson of the Board,	President,
Chief Financial Officer,	Retired Partner,	The Association of American Universities
L Brands, Inc.	Goldman Sachs Group	(higher education)
(retailing)	(financial services)

Pamela J. Craig[3,6,7]	Susan Patricia Griffith[2]	Jan E. Tighe[3,6,7]
Retired Chief Financial Officer,	President and	United States Navy, Vice Admiral, Retired
Accenture PLC	Chief Executive Officer,	(military)
(global management consulting)	The Progressive Corporation

Charles A. Davis[4,7]	Devin C. Johnson[6,7]	Kahina Van Dyke[4,6,7]
Chief Executive Officer,	Chief Operating Officer,	Global Head, Digital Channels and
Stone Point Capital LLC	The SpringHill Company	Client Data Analytics,
(private equity investing)	(global consumer and entertainment)	Standard Chartered PLC
(international banking)

1 Audit Committee Member
2 Executive Committee Member
3 Compensation Committee Member
4 Investment & Capital Committee
Member
5 Nominating & Governance
Committee Member
6 Technology Committee Member
7 Independent Director

App.-A-89

Corporate Officers	Other Executive Officers
Lawton W. Fitt	Karen B. Bailo
Chairperson of the Board	Commercial Lines President
(non-executive)
Jonathan S. Bauer
Susan Patricia Griffith	Chief Investment Officer
President
and Chief Executive Officer	Steven A. Broz
Chief Information Officer
John P. Sauerland
Vice President	Patrick K. Callahan
and Chief Financial Officer	Personal Lines President

Daniel P. Mascaro	William L. Clawson II
Vice President, Secretary,	Chief Human Resources Officer
and Chief Legal Officer
Remi Kent
Patrick S. Brennan	Chief Marketing Officer
Treasurer
John Murphy
Mariann Wojtkun Marshall	Claims President
Vice President, Assistant Secretary,
and Chief Accounting Officer	Lori Niederst
Customer Relationship Management
President

Andrew J. Quigg
Chief Strategy Officer

©2022 The Progressive Corporation
App.-A-90