Form 10-K, Exhibit 13
period 2023-12-31
PROGRESSIVE CORP/OH/
filed 2024-02-26
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION
2023 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31,

(millions - except per share amounts)	2023	2022	2021
Revenues
Net premiums earned	$58,664.4	$49,241.2	$44,368.7
Investment income	1,891.8	1,260.3	860.9
Net realized gains (losses) on securities:
Net realized gains (losses) on security sales	13.7	196.5	614.3
Net holding period gains (losses) on securities	348.4	(2,100.1)	899.9
Net impairment losses recognized in earnings	(9.0)	(8.6)	(5.0)
Total net realized gains (losses) on securities	353.1	(1,912.2)	1,509.2
Fees and other revenues	889.1	722.1	691.8
Service revenues	310.1	299.3	271.4
Total revenues	62,108.5	49,610.7	47,702.0
Expenses
Losses and loss adjustment expenses	45,654.6	38,122.7	33,627.6
Policy acquisition costs	4,665.1	3,917.0	3,712.8
Other underwriting expenses	6,241.5	5,859.6	5,654.7
Investment expenses	26.2	24.3	25.5
Service expenses	349.0	296.7	252.8
Interest expense	268.4	243.5	218.6
Goodwill impairment	0	224.8	0
Total expenses	57,204.8	48,688.6	43,492.0
Net Income
Income before income taxes	4,903.7	922.1	4,210.0
Provision for income taxes	1,001.3	200.6	859.1
Net income	3,902.4	721.5	3,350.9
Other Comprehensive Income (Loss)
Changes in:
Total net unrealized gains (losses) on fixed-maturity securities	1,185.5	(2,842.5)	(891.1)
Net unrealized losses on forecasted transactions	0.5	0.4	0.7
Foreign currency translation adjustment	0.3	(0.6)	(0.6)
Other comprehensive income (loss)	1,186.3	(2,842.7)	(891.0)
Comprehensive income (loss)	$5,088.7	$(2,121.2)	$2,459.9
Computation of Earnings Per Common Share
Net income	$3,902.4	$721.5	$3,350.9
Less: Preferred share dividends[1]	37.6	26.9	26.9
Net income available to common shareholders	$3,864.8	$694.6	$3,324.0
Average common shares outstanding - Basic	584.9	584.4	584.5
Net effect of dilutive stock-based compensation	2.6	2.7	2.6
Total average equivalent common shares - Diluted	587.5	587.1	587.1
Basic: Earnings per common share	$6.61	$1.19	$5.69
Diluted: Earnings per common share	$6.58	$1.18	$5.66
1 Changed to a floating dividend rate in March 2023. See Note 14 – Dividends for further discussion.
See notes to consolidated financial statements.
App.-A-2

The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets
December 31,

(millions - except per share amounts)	2023	2022
Assets
Available-for-sale securities, at fair value:
Fixed maturities (amortized cost: $62,441.9 and $50,264.0)	$60,378.2	$46,651.9
Short-term investments (amortized cost: $1,789.9 and $2,861.7)	1,789.9	2,861.7
Total available-for-sale securities	62,168.1	49,513.6
Equity securities, at fair value:
Nonredeemable preferred stocks (cost: $977.1 and $1,364.2)	902.1	1,213.2
Common equities (cost: $706.0 and $826.1)	2,928.4	2,821.5
Total equity securities	3,830.5	4,034.7
Total investments	65,998.6	53,548.3
Cash and cash equivalents	84.9	203.5
Restricted cash and cash equivalents	14.7	17.4
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	99.6	220.9
Accrued investment income	438.0	282.5
Premiums receivable, net of allowance for credit losses of $369.1 and $343.3	11,958.2	10,416.9
Reinsurance recoverables	5,093.9	5,832.1
Prepaid reinsurance premiums	249.8	295.5
Deferred acquisition costs	1,687.4	1,544.4
Property and equipment, net of accumulated depreciation of $1,655.1 and $1,551.1	880.8	1,034.0
Net federal deferred income taxes	936.0	1,131.5
Other assets	1,348.5	1,158.9
Total assets	$88,690.8	$75,465.0
Liabilities and Shareholders’ Equity
Unearned premiums	$20,133.7	$17,293.6
Loss and loss adjustment expense reserves	34,389.2	30,359.3
Accounts payable, accrued expenses, and other liabilities[1]	7,002.2	5,532.8
Debt[2]	6,888.6	6,388.3
Total liabilities	68,413.7	59,574.0
Serial Preferred Shares (authorized 20.0)
Serial Preferred Shares, Series B, no par value (cumulative, liquidation preference of $1,000 per share) (authorized, issued, and outstanding 0.5)	493.9	493.9
Common shares, $1.00 par value (authorized 900.0; issued 797.6, including treasury shares of 212.3 and 212.7)	585.3	584.9
Paid-in capital	2,013.1	1,893.0
Retained earnings	18,800.5	15,721.2
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on fixed-maturity securities	(1,600.8)	(2,786.3)
Net unrealized losses on forecasted transactions	(14.0)	(14.5)
Foreign currency translation adjustment	(0.9)	(1.2)
Total accumulated other comprehensive income (loss)	(1,615.7)	(2,802.0)
Total shareholders’ equity	20,277.1	15,891.0
Total liabilities and shareholders’ equity	$88,690.8	$75,465.0
1 See Note 1 – Reporting and Accounting Policies, Commitments and Contingencies and Note 12 – Litigation for further discussion.
2 Consists of long-term debt. See Note 4 – Debt for further discussion.
See notes to consolidated financial statements.
App.-A-3

The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31,

(millions - except per share amounts)	2023	2022	2021
Serial Preferred Shares, No Par Value
Balance, beginning of year	$493.9	$493.9	$493.9
Balance, end of year	493.9	493.9	493.9
Common Shares, $1.00 Par Value
Balance, beginning of year	584.9	584.4	585.2
Treasury shares purchased	(1.0)	(0.9)	(2.4)
Net restricted equity awards issued/vested	1.4	1.4	1.6
Balance, end of year	585.3	584.9	584.4
Paid-In Capital
Balance, beginning of year	1,893.0	1,772.9	1,672.9
Amortization of equity-based compensation	121.3	122.7	100.7
Treasury shares purchased	(3.3)	(2.6)	(7.1)
Net restricted equity awards issued/vested	(1.4)	(1.4)	(1.6)
Reinvested dividends on restricted stock units	3.5	1.4	8.0
Balance, end of year	2,013.1	1,893.0	1,772.9
Retained Earnings
Balance, beginning of year	15,721.2	15,339.7	13,354.9
Net income	3,902.4	721.5	3,350.9
Treasury shares purchased	(136.4)	(95.5)	(213.5)
Cash dividends declared on common shares ($1.15, $0.40, and $1.90 per share)[1]	(672.7)	(233.7)	(1,109.0)
Cash dividends declared on Serial Preferred Shares, Series B ($60.354787, $53.75, and $53.75 per share)[1]	(30.2)	(26.8)	(26.8)
Reinvested dividends on restricted stock units	(3.5)	(1.4)	(8.0)
Other, net	19.7	17.4	(8.8)
Balance, end of year	18,800.5	15,721.2	15,339.7
Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	(2,802.0)	40.7	931.7
Other comprehensive income (loss)	1,186.3	(2,842.7)	(891.0)
Balance, end of year	(1,615.7)	(2,802.0)	40.7
Total shareholders’ equity	$20,277.1	$15,891.0	$18,231.6
1 See Note 14 – Dividends for further discussion.
There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.
See notes to consolidated financial statements.

App.-A-4

The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31,

(millions)	2023	2022	2021
Cash Flows From Operating Activities
Net income	$3,902.4	$721.5	$3,350.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	285.5	305.6	279.7
Amortization of intangible assets	14.2	31.0	57.7
Net amortization (accretion) of fixed-income securities	41.4	(25.2)	130.3
Amortization of equity-based compensation	121.3	122.7	100.7
Net realized (gains) losses on securities	(353.1)	1,912.2	(1,509.2)
Net (gains) losses on disposition of property and equipment	36.2	(0.6)	(3.6)
Goodwill impairment	0	224.8	0
Changes in:
Premiums receivable	(1,541.3)	(1,017.4)	(1,146.8)
Reinsurance recoverables	738.2	(851.6)	(508.7)
Prepaid reinsurance premiums	45.7	162.1	(74.9)
Deferred acquisition costs	(143.0)	(188.8)	(118.4)
Income taxes	181.2	(515.3)	(86.0)
Unearned premiums	2,840.1	1,677.8	2,111.4
Loss and loss adjustment expense reserves	4,029.9	4,195.2	4,752.8
Accounts payable, accrued expenses, and other liabilities	699.6	199.5	399.7
Other, net	(255.0)	(104.7)	26.1
Net cash provided by operating activities	10,643.3	6,848.8	7,761.7
Cash Flows From Investing Activities
Purchases:
Fixed maturities	(25,776.9)	(26,510.4)	(33,177.5)
Equity securities	(86.6)	(158.1)	(838.1)
Sales:
Fixed maturities	8,234.4	14,055.2	18,965.2
Equity securities	791.3	1,496.1	780.6
Maturities, paydowns, calls, and other:
Fixed maturities	4,990.3	5,380.3	7,013.8
Equity securities	65.2	83.6	223.1
Net (purchases) sales of short-term investments	1,155.7	(1,868.2)	4,355.7
Net change in unsettled security transactions	(11.2)	(177.8)	47.9
Acquisition of Protective Insurance Corporation, net of cash, cash equivalents, and restricted cash equivalents acquired	0	0	(313.2)
Purchases of property and equipment	(252.0)	(292.0)	(243.5)
Sales of property and equipment	47.2	35.1	66.2
Net cash used in investing activities	(10,842.6)	(7,956.2)	(3,119.8)
Cash Flows From Financing Activities
Dividends paid to common shareholders[1]	(234.0)	(234.0)	(3,746.5)
Dividends paid to preferred shareholders[1]	(43.6)	(26.8)	(26.8)
Acquisition of treasury shares for restricted stock tax liabilities	(95.0)	(76.7)	(67.2)
Acquisition of treasury shares acquired in open market	(45.7)	(22.3)	(155.8)
Net proceeds from debt issuance	496.3	1,486.0	0
Payment of acquired company debt	0	0	(20.0)
Payments of debt	0	0	(500.0)
Net cash provided by (used in) financing activities	78.0	1,126.2	(4,516.3)
Increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(121.3)	18.8	125.6
Cash, cash equivalents, restricted cash, and restricted cash equivalents - beginning of year	220.9	202.1	76.5
Cash, cash equivalents, restricted cash, and restricted cash equivalents - end of year	$99.6	$220.9	$202.1
1 See Note 14 – Dividends for further discussion.
See notes to consolidated financial statements.
App.-A-5

The Progressive Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2023, 2022, and 2021

1.  REPORTING AND ACCOUNTING POLICIES
Nature of Operations  The Progressive insurance organization began business in 1937. The financial results of The Progressive Corporation include its subsidiaries and affiliates (references to “subsidiaries” in these notes include affiliates as well). Our insurance subsidiaries write personal and commercial auto insurance, personal residential property insurance, business-related general liability and commercial property insurance predominantly for small businesses, workers’ compensation insurance primarily for the transportation industry, and other specialty property-casualty insurance and provide related services.
We report three operating segments. Our Personal Lines segment writes insurance for personal autos and recreational vehicles, which we refer to as our special lines products. Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-related general liability and property insurance predominately for small businesses, and workers’ compensation insurance primarily for the transportation industry. Our Property segment writes residential property insurance for homeowners, other property owners, and renters. We operate our businesses throughout the United States, through both the independent agency and direct channels.
Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation and our wholly owned insurance and non-insurance subsidiaries and affiliates in which we have a controlling financial interest. All intercompany accounts and transactions are eliminated in consolidation. All revenues are generated from external customers and we do not have a reliance on any major customer.
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
Equity securities include common stocks, nonredeemable preferred stocks, and other risk investments. Common stocks and nonredeemable preferred stocks are carried at fair value, with the changes in fair value reported in net holding period gains (losses) on securities on the consolidated statements of comprehensive income. Our other risk investments are accounted for under the equity method of accounting. These securities are carried at cost and adjusted for our share of the investee’s earnings or losses, with the changes in carrying value reported in investment income.
We did not have any open derivative instruments at December 31, 2023, 2022, or 2021. From time to time, we entered into interest rate swaps to hedge the exposure to variable cash flows of a forecasted transaction (i.e., cash flow hedge).
Derivatives designated as hedges are required to be evaluated on established criteria to determine the effectiveness of their correlation to, and ability to reduce the designated risk of, specific securities or transactions. Effectiveness is required to be reassessed regularly. For cash flow hedges that are deemed to be effective, the changes in fair value of the hedge would be reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction. If a hedge is deemed to become ineffective or discontinued, changes in fair value of the derivative instrument would be reported in income for the current period. See Note 4 – Debt for a summary of our closed debt issuance cash flow hedges.
Investment securities are exposed to various risks such as interest rate, market, credit, and liquidity risk. Fair values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the portfolio’s value in the near term. We routinely monitor our fixed-maturity portfolio for pricing changes that might indicate potential credit losses exist and perform detailed reviews of
App.-A-6

securities with unrealized losses. For an unrealized loss that we determined to be related to current market conditions, we will not record an allowance for credit losses or write off the unrealized loss for the securities we do not intend to sell. We will continue to monitor these securities to determine if the unrealized loss is due to credit deterioration. If we believe that a potential credit loss exists, we will record an allowance for the credit loss and recognize the realized loss as a component of realized gains (losses) in the income statement. Once a credit loss allowance has been established, we will continue to evaluate the security, at least quarterly, to determine if changes in conditions have created the need to either increase or decrease the allowance recorded. If we determine that a security with a credit loss allowance previously recorded is likely to be sold prior to the potential recovery of the credit loss, or if we determine that the loss is uncollectible, we will reverse the allowance and write down the security to its fair value.
Investment income consists of interest, dividends, accretion, and amortization. Interest is recognized on an accrual basis using the effective yield method, except for asset-backed securities, discussed below. Depending on the nature of the equity instruments, dividends are recorded at either the ex-dividend date or on an accrual basis.
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
Realized gains (losses) on securities are computed based on the first-in first-out method. Realized gains (losses) also include holding period valuation changes on equity securities and hybrid instruments (e.g., securities with embedded options, where the option is a feature of the overall change in the value of the instrument), as well as initial and subsequent changes in credit allowance losses and write-offs for losses deemed uncollectible or securities in a loss position that are expected to be sold prior to the recovery of the credit loss.

Insurance Premiums and Receivables  Insurance premiums written are earned into income on a pro rata basis over the period of risk, based on a daily earnings convention. Accordingly, unearned premiums represent the portion of premiums written with unexpired risk. We write insurance and provide related services to individuals and commercial accounts and offer a variety of payment plans. Generally, premiums are collected prior to providing risk coverage, minimizing our exposure to credit risk.
For our Personal Lines and Commercial Lines businesses, we perform a policy-level evaluation to determine the extent to which the premiums receivable balance exceeds the unearned premiums balance. To determine an allowance for credit losses, we evaluate the collectibility of premiums receivables based on historical and current collections experience of the aged exposures, using actuarial analysis. Our estimate of the future recoverability of our projected ultimate at-risk exposures also takes into consideration any unusual circumstances that we may encounter, such as moratoriums or other programs that may suspend collections.
For our Property business, the risk of uncollectibility is relatively low. If premiums are unpaid by the policy due date, we provide advance notice of cancellation in accordance with each state’s requirements and, if the premiums remain unpaid after receipt of notice, we cancel the policy and write off any remaining balance.
The following table summarizes changes in our allowance for credit loss exposure on our premiums receivable:

(millions)	2023	2022
Balance at January 1	$343.3	$280.4
Increase in allowance[1]	540.3	471.1
Write-offs[2]	(514.5)	(408.2)
Balance at December 31	$369.1	$343.3
1 Represents the incremental increase in other underwriting expenses.
2 Represents the portion of allowance that is reversed when premiums receivables are written off. Premiums receivable balances are written off once we have exhausted our collection efforts.
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
App.-A-7

We do not defer any advertising costs. Total advertising costs, which are expensed as incurred, for the years ended December 31, were:

(millions)	Advertising Costs
2023	$1,599.7
2022	2,032.5
2021	2,139.5
Loss and Loss Adjustment Expense Reserves  Loss reserves represent the estimated liability on claims reported to us, plus reserves for losses incurred but not recorded. These estimates are reported net of amounts estimated to be recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims. The methods of making estimates and establishing these reserves are reviewed regularly and resulting adjustments are reflected in income in the current period. Such loss and loss adjustment expense reserves are susceptible to change.
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
Income Taxes  The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the temporary difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal items giving rise to such differences include:
•unearned premiums reserves;
•investment securities (e.g., net unrealized gains (losses) and net holding period gains (losses) on securities);
•deferred acquisition costs;
•loss and loss adjustment expense reserves;
•non-deductible accruals;
•property and equipment; and
•software development costs.

We review our deferred tax assets regularly for recoverability. See Note 5 – Income Taxes for further discussion.
Property and Equipment  Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is recognized over the estimated useful lives of the assets using accelerated methods for computer equipment and the straight-line method for all other fixed assets. We evaluate impairment whenever events or circumstances warrant such a review and write off the impaired assets if appropriate.
The cost and useful lives for property and equipment at December 31, were:

($ in millions)	2023	2022	Useful Lives
Land	$102.6	$123.1	NA
Buildings, improvements, and integrated components	732.9	844.1	7-40 years
Capitalized software	467.5	475.4	3-10 years
Software licenses (internal use)	486.4	427.6	1-6 years
Computer equipment	353.3	318.1	3 years
All other property and equipment	393.2	396.8	3-10 years
Total cost	2,535.9	2,585.1
Accumulated depreciation	(1,655.1)	(1,551.1)
Balance at end of year	$880.8	$1,034.0
NA = Not applicable; land is not a depreciable asset.
Included in other assets in our consolidated balance sheets are “held for sale” properties of $77.2 million and $48.7 million at December 31, 2023 and 2022, respectively, and capitalized cloud computing arrangement implementation costs, net of amortization, of $88.1 million and $63.4 million. When properties are determined to be “held for sale,” they are written down to their fair values less the estimated costs to sell, as applicable.
App.-A-8

Goodwill and Intangible Assets Goodwill is the excess of the purchase price over the estimated fair value of the assets and liabilities acquired and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. At December 31, 2023 and 2022, we had goodwill of $227.9 million, which is primarily attributable to our Agency Personal Lines business and related to the April 1, 2015, acquisition of a controlling interest in ARX Holding Corp. (ARX). There were no changes to the carrying amount of goodwill during the year ended December 31, 2023.
We evaluate our goodwill for impairment at least annually using a qualitative approach. If events or changes in circumstances indicate that the carrying value of goodwill or intangible assets may not be recoverable, we will evaluate such items for impairment using a quantitative approach.
In 2022, we recorded an impairment loss of $224.8 million, related to the goodwill assigned to the ARX reporting unit of our Property operating segment. As a result of our annual impairment testing, we determined that impairment was necessary given the magnitude of weather events relative to forecasted expectations during the first half of 2022, as well as other factors impacting our plans to restore our Property business to target profitability in a timely fashion. There were no previously recorded goodwill impairment losses on any of the outstanding goodwill.
Intangible assets are non-financial assets lacking physical substance (e.g., customer and agency relationships, trade names, software rights) and represent the future economic benefit of those acquired assets. Amortization expense related to intangible assets was $14.2 million, $31.0 million, and $57.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.
Goodwill and intangible assets are included in other assets in our consolidated balance sheets; the prior-year amounts, which were presented separately on the balance sheet in the prior year, were reclassified into this line item to conform to the current year presentation.
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
Fees and Other Revenues  Fees and other revenues primarily represent fees collected from policyholders relating to installment charges in accordance with our bill plans, as well as late payment and insufficient funds fees and revenue from ceding commissions, and are considered a part of our underwriting operations. Fees and other revenues are generally earned when invoiced, except for excess ceding commissions, which are earned over the policy period.
Service Revenues and Expenses  Our service businesses provide insurance-related services. Service revenues and expenses from our commission-based businesses are recorded in the period in which they are earned or incurred.
Equity-Based Compensation  We issue time-based and performance-based restricted stock unit awards to key members of management as our form of equity compensation and time-based restricted stock awards to non-employee directors. Collectively, we refer to these awards as restricted equity awards. Generally, restricted equity awards are expensed pro rata over their respective vesting periods (i.e., requisite service period), based on the market value of the awards at the time of grant, with accelerated expense for participants who satisfy qualified retirement eligibility. We record an estimate for expected forfeitures of restricted equity awards based on our historical forfeiture rates.
We credit dividend equivalent units to our management restricted equity awards. Dividend equivalent units for both time-based and performance-based awards are based on the amount of common share dividends declared by the Board of Directors, credited to outstanding restricted stock unit awards at the time a dividend is paid to shareholders, and distributed upon, or after, vesting of the underlying award.
The total compensation expense recognized for equity-based compensation for the years ended December 31, was:

(millions)	2023	2022	2021
Pretax expense	$121.3	$122.7	$100.7
Tax benefit[1]	17.0	16.0	14.1
1 Differs from statutory rate of 21% due to the expected disallowance of certain executive compensation deductions.
Earnings Per Common Share  Net income is reduced by preferred share dividends to determine net income available to common shareholders and is used in our calculation of the per common share amounts.
Basic earnings per common share is computed using the weighted average number of common shares outstanding during the reporting period, excluding unvested, non-employee director, time-based restricted stock awards. Diluted earnings per common share includes common stock equivalents assumed outstanding during the period. Our common stock equivalents, which are calculated using the treasury stock method, include the incremental shares assumed to be issued for:
•earned but unvested time-based restricted equity awards, and
App.-A-9

•performance-based restricted equity awards that satisfied certain contingency conditions for unvested common stock equivalents during the period and are highly likely to continue to satisfy the conditions until the date of vesting.
For periods when a net loss is reported, earnings per common share are calculated using basic average equivalent common shares since diluted earnings per share would be antidilutive.
Supplemental Cash Flow Information  Cash and cash equivalents include bank demand deposits and daily overnight reverse repurchase commitments of funds held in bank demand deposit accounts by certain subsidiaries. The amount of overnight reverse repurchase commitments, which are not considered part of the investment portfolio, held by these subsidiaries at December 31, 2023, 2022, and 2021, were $68.2 million, $125.9 million, and $137.1 million, respectively. Restricted cash and restricted cash equivalents include collateral held against unpaid deductibles and cash that is restricted to pay flood claims under the NFIP’s “Write Your Own” program, for which certain subsidiaries are participants.
For the years ended December 31, non-cash activity included the following:

(millions)	2023	2022	2021
Common share dividends[1]	$497.9	$58.5	$58.5
Preferred share dividends[1]	0	13.4	13.4
Operating lease liabilities[2]	114.3	36.2	86.7
1 Declared but unpaid. See Note 14 – Dividends for further discussion.
2 See Note 13 – Leases for further discussion.
For the years ended December 31, we paid the following:

(millions)	2023	2022	2021
Income taxes	$820.8	$719.0	$842.4
Interest	264.9	228.9	224.0
Operating lease liabilities	77.2	82.5	88.6

Commitments and Contingencies We have certain noncancelable purchase obligations for goods and services with minimum commitments of $1,024.8 million at December 31, 2023, primarily consisting of software licenses, maintenance on information technology equipment, and media placements. Aggregate payments on these obligations for the years ended December 31, were as follows:

(millions)	Payments
2024	$780.0
2025	139.5
2026	68.6
2027	26.5
2028	7.8
Thereafter	2.4
Total	$1,024.8
In addition, we have several multiple-layer property catastrophe reinsurance contracts with various reinsurers with terms ranging from one to three years; the minimum commitment under these agreements at December 31, 2023, was $291.5 million. Pursuant to these contracts, $282.8 million, $8.1 million, and $0.6 million will be paid in 2024, 2025, and 2026, respectively.
New Accounting Standards
Adopted
We did not adopt any new accounting standards during the year ended December 31, 2023.
Issued
In March 2023, the Financial Accounting Standards Board issued an Accounting Standards Update (ASU), which permits an election to amortize the cost of tax equity investments to the provision for income taxes if certain conditions are met. Currently, these investments are accounted for under the equity method of accounting. This ASU is effective for fiscal years (including interim periods within those fiscal years) beginning after December 15, 2023 (2024 for calendar-year companies). On January 1, 2024, we adopted this standard on the modified retrospective basis. This standard did not have a material impact on our financial condition or results of operations.

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

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2023
Available-for-sale securities:
Fixed maturities:
U.S. government obligations	$37,823.2	$204.1	$(1,157.9)	$0	$36,869.4	55.9%
State and local government obligations	2,338.4	2.8	(138.4)	0	2,202.8	3.3
Foreign government obligations	17.3	0	(1.0)	0	16.3	0.1
Corporate debt securities	11,446.0	87.2	(332.3)	(17.2)	11,183.7	16.9
Residential mortgage-backed securities	426.9	0.2	(10.0)	0.1	417.2	0.6
Commercial mortgage-backed securities	4,535.2	2.2	(597.7)	0	3,939.7	6.0
Other asset-backed securities	5,667.2	15.7	(107.1)	(0.4)	5,575.4	8.4
Redeemable preferred stocks	187.7	0	(2.4)	(11.6)	173.7	0.3
Total fixed maturities	62,441.9	312.2	(2,346.8)	(29.1)	60,378.2	91.5
Short-term investments	1,789.9	0	0	0	1,789.9	2.7
Total available-for-sale securities	64,231.8	312.2	(2,346.8)	(29.1)	62,168.1	94.2
Equity securities:
Nonredeemable preferred stocks	977.1	0	0	(75.0)	902.1	1.4
Common equities	706.0	0	0	2,222.4	2,928.4	4.4
Total equity securities	1,683.1	0	0	2,147.4	3,830.5	5.8
Total portfolio[1]	$65,914.9	$312.2	$(2,346.8)	$2,118.3	$65,998.6	100.0%
App.-A-11

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2022
Available-for-sale securities:
Fixed maturities:
U.S. government obligations	$26,770.7	$1.4	$(1,604.7)	$0	$25,167.4	47.0%
State and local government obligations	2,180.0	0	(202.9)	0	1,977.1	3.7
Foreign government obligations	16.8	0	(1.3)	0	15.5	0.1
Corporate debt securities	10,125.8	9.8	(676.1)	(46.8)	9,412.7	17.6
Residential mortgage-backed securities	696.1	0.3	(17.5)	(12.1)	666.8	1.2
Commercial mortgage-backed securities	5,446.0	1.5	(784.0)	0	4,663.5	8.7
Other asset-backed securities	4,826.0	0.9	(260.5)	(1.8)	4,564.6	8.5
Redeemable preferred stocks	202.6	0	(4.5)	(13.8)	184.3	0.3
Total fixed maturities	50,264.0	13.9	(3,551.5)	(74.5)	46,651.9	87.1
Short-term investments	2,861.7	0	0	0	2,861.7	5.4
Total available-for-sale securities	53,125.7	13.9	(3,551.5)	(74.5)	49,513.6	92.5
Equity securities:
Nonredeemable preferred stocks	1,364.2	0	0	(151.0)	1,213.2	2.3
Common equities	826.1	0	0	1,995.4	2,821.5	5.2
Total equity securities	2,190.3	0	0	1,844.4	4,034.7	7.5
Total portfolio[1]	$55,316.0	$13.9	$(3,551.5)	$1,769.9	$53,548.3	100.0%
1 At December 31, 2023 and 2022, we had $45.6 million and $34.4 million, respectively, of net unsettled security transactions included in other assets.
The total fair value of the portfolio at December 31, 2023 and 2022, included $4.2 billion and $4.4 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.

At December 31, 2023, bonds and certificates of deposit in the principal amount of $671.8 million were on deposit to meet state insurance regulatory requirements. We did not hold any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2023 or 2022. At December 31, 2023, we did not hold any debt securities that were non-income producing during the preceding 12 months.
Short-Term Investments Our short-term investments may include commercial paper and other investments that are expected to mature, or are redeemable, within one year.
We did not have any open repurchase or reverse repurchase transaction positions at December 31, 2023 or 2022, and did not enter into any such transactions during 2023. During 2022, we invested in repurchase transactions that had an immaterial impact on our results of operations and cash flows. To the extent we enter into repurchase or reverse repurchase transactions, consistent with past practice, we would elect not to offset these transactions and would report them on a gross basis on our consolidated balance sheets, despite the option to elect to offset these transactions as long as they were with the same counterparty and subject to an enforceable master netting arrangement.
Hybrid Securities Certain securities in our fixed-maturity portfolio are accounted for as hybrid securities because they contain embedded derivatives that are not deemed to be clearly and closely related to the host investments. These securities are reported at fair value at December 31:

(millions)	2023	2022
Fixed Maturities:
Corporate debt securities	$531.3	$535.4
Residential mortgage-backed securities	323.9	509.6
Other asset-backed securities	13.9	42.0
Redeemable preferred stocks	141.2	134.7
Total hybrid securities	$1,010.3	$1,221.7
Since the embedded derivatives (e.g., change-in-control put option, debt-to-equity conversion, or any other feature unrelated to the credit quality or risk of default of the issuer that could impact the amount or timing of our expected future cash flows) do not have observable intrinsic values, we use the fair value option to record the changes in fair value of these securities through income as a component of net realized gains (losses).
App.-A-12

Fixed Maturities  The composition of fixed maturities by maturity at December 31, 2023, was:

(millions)	Cost	Fair Value
Less than one year	$9,782.8	$9,566.2
One to five years	37,948.6	36,796.2
Five to ten years	14,637.1	13,942.5
Ten years or greater	73.4	73.3
Total	$62,441.9	$60,378.2
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

Gross Unrealized Losses The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Gross Unrealized Losses	No. of Sec.	Fair Value	Gross Unrealized Losses
December 31, 2023
U.S. government obligations	147	$28,225.0	$(1,157.9)	25	$11,890.0	$(100.0)	122	$16,335.0	$(1,057.9)
State and local government obligations	324	1,846.2	(138.4)	31	169.9	(0.9)	293	1,676.3	(137.5)
Foreign government obligations	1	16.3	(1.0)	0	0	0	1	16.3	(1.0)
Corporate debt securities	313	6,642.4	(332.3)	26	617.2	(14.7)	287	6,025.2	(317.6)
Residential mortgage-backed securities	39	88.4	(10.0)	2	0.4	0	37	88.0	(10.0)
Commercial mortgage-backed securities	189	3,912.2	(597.7)	1	30.7	(2.5)	188	3,881.5	(595.2)
Other asset-backed securities	207	3,299.1	(107.1)	41	639.4	(1.2)	166	2,659.7	(105.9)
Redeemable preferred stocks	3	32.5	(2.4)	0	0	0	3	32.5	(2.4)
Total fixed maturities	1,223	$44,062.1	$(2,346.8)	126	$13,347.6	$(119.3)	1,097	$30,714.5	$(2,227.5)

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Gross Unrealized Losses	No. of Sec.	Fair Value	Gross Unrealized Losses
December 31, 2022
U.S. government obligations	160	$24,802.5	$(1,604.7)	90	$17,327.2	$(699.2)	70	$7,475.3	$(905.5)
State and local government obligations	348	1,948.8	(202.9)	239	1,124.2	(76.8)	109	824.6	(126.1)
Foreign government obligations	1	15.5	(1.3)	0	0	0	1	15.5	(1.3)
Corporate debt securities	422	8,449.6	(676.1)	285	5,717.6	(426.1)	137	2,732.0	(250.0)
Residential mortgage-backed securities	45	151.0	(17.5)	27	65.1	(6.8)	18	85.9	(10.7)
Commercial mortgage-backed securities	226	4,651.1	(784.0)	99	1,702.0	(192.1)	127	2,949.1	(591.9)
Other asset-backed securities	262	4,247.8	(260.5)	130	2,144.8	(100.9)	132	2,103.0	(159.6)
Redeemable preferred stocks	4	49.6	(4.5)	3	38.5	(3.1)	1	11.1	(1.4)
Total fixed maturities	1,468	$44,315.9	$(3,551.5)	873	$28,119.4	$(1,505.0)	595	$16,196.5	$(2,046.5)
A review of the securities in an unrealized loss position indicated that the issuers were current with respect to their interest obligations and that there was no evidence of deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity.
We had 29 securities in fixed-maturity sectors, other than U.S. government obligations, that had their credit ratings downgraded, with a combined fair value of $447.9 million and an unrealized loss of $59.0 million as of December 31, 2023. Additionally, during 2023, the credit ratings of our U.S. government obligations were downgraded to AA+ from AAA due to downgrades by two major credit rating agencies.

App.-A-13

Allowance For Credit and Uncollectible Losses We are required to measure the amount of potential credit losses for all fixed-maturity securities in an unrealized loss position. We did not record any allowances for credit losses or any write-offs for amounts deemed to be uncollectible during 2023 or 2022 and did not have a material credit loss allowance balance as of December 31, 2023 or 2022. We considered several factors and inputs related to the individual securities as part of our analysis. The methodology and significant inputs used to measure the amount of credit losses in our portfolio included:
•current performance indicators on the business model or underlying assets (e.g., delinquency rates, foreclosure rates, and default rates);
•credit support (via current levels of subordination);
•historical credit ratings; and
•updated cash flow expectations based upon these performance indicators.
In order to determine the amount of credit loss, if any, we initially reviewed securities in a loss position to determine whether it was likely that we would be required, or intended, to sell any of the securities prior to the recovery of their respective cost bases (which could be maturity). If we were likely to, or intended to, sell prior to a potential recovery, we would write off the unrealized loss. For those securities that we determined we were not likely to, or did not intend to, sell prior to a potential recovery, we performed additional analysis to determine if the loss was credit related. For securities subject to credit related loss, we calculated the net present value (NPV) of the cash flows expected (i.e., expected recovery value) using the current book yield for each security. The NPV was then compared to the security’s current amortized value to determine if a credit loss existed. In the event that the NPV was below the amortized value, and the amount was determined to be material on any specific security, or in the aggregate, a credit loss would be deemed to exist, and either an allowance for credit losses would be created, or if an allowance currently existed, either a recovery of the previous allowance, or an incremental loss, would be recorded to net realized gains (losses) on securities.
As of December 31, 2023 and 2022, we believe that none of the unrealized losses were related to material credit losses on any specific securities, or in the aggregate. We continue to expect all the securities in our portfolio to pay their principal and interest obligations.
In addition, we reviewed our accrued investment income outstanding on those securities in an unrealized loss position at December 31, 2023 and 2022, to determine if the accrued interest amounts were determined to be uncollectible. Based on our analysis, we believe the issuers have sufficient liquidity and capital reserves to meet their current interest, and future principal, obligations and, therefore, did not write off any accrued income as uncollectible at December 31, 2023 or 2022.
App.-A-14

Realized Gains (Losses)  The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2023	2022	2021
Gross realized gains on security sales
Available-for-sale securities:
U.S. government obligations	$12.1	$10.8	$105.8
State and local government obligations	0	0	51.2
Corporate and other debt securities	1.0	8.7	104.0
Residential mortgage-backed securities	0.9	0.7	0.3
Commercial mortgage-backed securities	0	0	41.9
Other asset-backed securities	0	0.2	1.2
Redeemable preferred stocks	0	0	1.5
Total available-for-sale securities	14.0	20.4	305.9
Equity securities:
Nonredeemable preferred stocks	0.3	17.6	28.0
Common equities	381.0	846.1	369.6
Total equity securities	381.3	863.7	397.6
Subtotal gross realized gains on security sales	395.3	884.1	703.5
Gross realized losses on security sales
Available-for-sale securities:
U.S. government obligations	(64.6)	(433.3)	(52.0)
State and local government obligations	0	(1.0)	(3.4)
Foreign government obligations	0	0	(0.1)
Corporate and other debt securities	(85.7)	(88.3)	(8.3)
Residential mortgage-backed securities	0	0	(1.1)
Commercial mortgage-backed securities	(106.8)	(72.4)	(1.9)
Other asset-backed securities	(5.6)	(4.4)	(0.6)
Short-term investments	(0.4)	(0.4)	0
Total available-for-sale securities	(263.1)	(599.8)	(67.4)
Equity securities:
Nonredeemable preferred stocks	(118.3)	(9.8)	(1.7)
Common equities	(21.8)	(78.0)	(20.1)
Total equity securities	(140.1)	(87.8)	(21.8)
Subtotal gross realized losses on security sales	(403.2)	(687.6)	(89.2)
Net realized gains (losses) on security sales
Available-for-sale securities:
U.S. government obligations	(52.5)	(422.5)	53.8
State and local government obligations	0	(1.0)	47.8
Foreign government obligations	0	0	(0.1)
Corporate and other debt securities	(84.7)	(79.6)	95.7
Residential mortgage-backed securities	0.9	0.7	(0.8)
Commercial mortgage-backed securities	(106.8)	(72.4)	40.0
Other asset-backed securities	(5.6)	(4.2)	0.6
Redeemable preferred stocks	0	0	1.5
Short-term investments	(0.4)	(0.4)	0
Total available-for-sale securities	(249.1)	(579.4)	238.5
Equity securities:
Nonredeemable preferred stocks	(118.0)	7.8	26.3
Common equities	359.2	768.1	349.5
Total equity securities	241.2	775.9	375.8
Subtotal net realized gains (losses) on security sales	(7.9)	196.5	614.3
Other assets
Gain	21.6	0	0
Impairment	(9.0)	(8.6)	(5.0)
Subtotal net realized gains (losses) on other assets	12.6	(8.6)	(5.0)
Net holding period gains (losses)
Hybrid securities	45.4	(82.0)	(7.7)
Equity securities	303.0	(2,018.1)	907.6
Subtotal net holding period gains (losses)	348.4	(2,100.1)	899.9
Total net realized gains (losses) on securities	$353.1	$(1,912.2)	$1,509.2

App.-A-15

During 2023 and 2022, the gross gains in common equities reflected sales of securities, as part of our plan to incrementally reduce risk in the portfolio in response to our then-current views of the potential for a more difficult economic environment in both years, while during 2021, the gross gains in common equities primarily reflected the sale of common stocks held outside of our indexed portfolio. During 2023, the gross losses were primarily related to: i) commercial mortgage-backed securities, as we reduced certain positions that we believed would be sensitive to potential future economic uncertainty; ii) corporate debt securities, as we sold some longer duration securities that had less attractive risk/reward profiles; and
iii) nonredeemable preferred stocks, predominantly due to the sale of certain holdings in U.S. bank preferred stocks. During 2022, we sold U.S. Treasury Notes to shorten duration and for tax planning purposes and recognized a gross loss on the sales. The other asset gain for 2023, related to proceeds received as the result of litigation in conjunction with three renewable energy investments we made from 2016 through 2018 (the original investments were previously written down in full). The other asset impairment loss for all three years was recorded as a result of our investment in a federal tax credit fund, which was entered into during the second quarter 2021, and is reported in other assets in our consolidated balance sheets.
The following table reflects our holding period realized gains (losses) recognized on equity securities held at the respective periods ended December 31:

(millions)	2023	2022	2021
Total net gains (losses) recognized during the period on equity securities	$544.2	$(1,242.2)	$1,283.4
Less: Net gains (losses) recognized on equity securities sold during the period	241.2	775.9	375.8
Net holding period gains (losses) recognized during the period on equity securities held at period end	$303.0	$(2,018.1)	$907.6
Net Investment Income  The components of net investment income for the years ended December 31, were:

(millions)	2023	2022	2021
Available-for-sale securities:
Fixed maturities:
U.S. government obligations	$864.0	$339.1	$149.5
State and local government obligations	47.6	39.7	44.1
Foreign government obligations	0.2	0.2	0.1
Corporate debt securities	365.4	288.8	301.1
Residential mortgage-backed securities	28.7	31.6	11.9
Commercial mortgage-backed securities	196.1	190.6	143.0
Other asset-backed securities	192.5	174.6	64.1
Redeemable preferred stocks	11.1	11.4	9.5
Total fixed maturities	1,705.6	1,076.0	723.3
Short-term investments	92.4	53.6	3.1
Total available-for-sale securities	1,798.0	1,129.6	726.4
Equity securities:
Nonredeemable preferred stocks	51.4	70.2	70.3
Common equities	42.4	60.5	64.2
Total equity securities	93.8	130.7	134.5
Investment income	1,891.8	1,260.3	860.9
Investment expenses	(26.2)	(24.3)	(25.5)
Net investment income	$1,865.6	$1,236.0	$835.4
On a year-over-year basis, investment income (interest and dividends) increased 50% in 2023, compared to 2022, and increased 46% in 2022, compared to 2021, primarily due to increases during the periods in interest rates on floating-rate securities in our portfolio and purchases of new investments with higher coupon rates. The recurring investment book yield increased 29% in 2023, compared to 2022, and increased 26% in 2022, compared to 2021, reflecting investing new cash and cash from maturities in higher interest rate securities given the rising interest rate environment in both periods.

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

App.-A-17

The composition of the investment portfolio by major security type and our outstanding debt was:

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2023
Fixed maturities:
U.S. government obligations	$36,869.4	$0	$0	$36,869.4	$37,823.2
State and local government obligations	0	2,202.8	0	2,202.8	2,338.4
Foreign government obligations	0	16.3	0	16.3	17.3
Corporate debt securities	0	11,180.7	3.0	11,183.7	11,446.0
Subtotal	36,869.4	13,399.8	3.0	50,272.2	51,624.9
Asset-backed securities:
Residential mortgage-backed	0	417.2	0	417.2	426.9
Commercial mortgage-backed	0	3,939.7	0	3,939.7	4,535.2
Other asset-backed	0	5,575.4	0	5,575.4	5,667.2
Subtotal asset-backed securities	0	9,932.3	0	9,932.3	10,629.3
Redeemable preferred stocks:
Financials	0	23.1	0	23.1	24.5
Utilities	0	9.4	0	9.4	10.4
Industrials	0	141.2	0	141.2	152.8
Subtotal redeemable preferred stocks	0	173.7	0	173.7	187.7
Total fixed maturities	36,869.4	23,505.8	3.0	60,378.2	62,441.9
Short-term investments	1,757.0	32.9	0	1,789.9	1,789.9
Total available-for-sale securities	38,626.4	23,538.7	3.0	62,168.1	64,231.8
Equity securities:
Nonredeemable preferred stocks:
Financials	0	802.7	49.2	851.9	922.1
Utilities	0	35.4	0	35.4	40.0
Industrials	0	0	14.8	14.8	15.0
Subtotal nonredeemable preferred stocks	0	838.1	64.0	902.1	977.1
Common equities:
Common stocks	2,885.3	0	22.5	2,907.8	685.4
Other risk investments	0	0	20.6	20.6	20.6
Subtotal common equities	2,885.3	0	43.1	2,928.4	706.0
Total equity securities	2,885.3	838.1	107.1	3,830.5	1,683.1
Total portfolio	$41,511.7	$24,376.8	$110.1	$65,998.6	$65,914.9
Debt	$0	$6,431.3	$0	$6,431.3	$6,888.6
App.-A-18

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2022
Fixed maturities:
U.S. government obligations	$25,167.4	$0	$0	$25,167.4	$26,770.7
State and local government obligations	0	1,977.1	0	1,977.1	2,180.0
Foreign government obligations	0	15.5	0	15.5	16.8
Corporate debt securities	0	9,412.7	0	9,412.7	10,125.8
Subtotal	25,167.4	11,405.3	0	36,572.7	39,093.3
Asset-backed securities:
Residential mortgage-backed	0	666.8	0	666.8	696.1
Commercial mortgage-backed	0	4,663.5	0	4,663.5	5,446.0
Other asset-backed	0	4,564.6	0	4,564.6	4,826.0
Subtotal asset-backed securities	0	9,894.9	0	9,894.9	10,968.1
Redeemable preferred stocks:
Financials	0	40.5	0	40.5	43.6
Utilities	0	9.1	0	9.1	10.5
Industrials	9.2	125.5	0	134.7	148.5
Subtotal redeemable preferred stocks	9.2	175.1	0	184.3	202.6
Total fixed maturities	25,176.6	21,475.3	0	46,651.9	50,264.0
Short-term investments	2,800.7	61.0	0	2,861.7	2,861.7
Total available-for-sale securities	27,977.3	21,536.3	0	49,513.6	53,125.7
Equity securities:
Nonredeemable preferred stocks:
Financials	39.0	994.4	67.4	1,100.8	1,244.2
Utilities	0	71.2	0	71.2	79.9
Industrials	0	24.8	16.4	41.2	40.1
Subtotal nonredeemable preferred stocks	39.0	1,090.4	83.8	1,213.2	1,364.2
Common equities:
Common stocks	2,783.4	0	18.3	2,801.7	806.3
Other risk investments	0	0	19.8	19.8	19.8
Subtotal common equities	2,783.4	0	38.1	2,821.5	826.1
Total equity securities	2,822.4	1,090.4	121.9	4,034.7	2,190.3
Total portfolio	$30,799.7	$22,626.7	$121.9	$53,548.3	$55,316.0
Debt	$0	$5,717.9	$0	$5,717.9	$6,388.3
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
At December 31, 2023, vendor-quoted prices represented 93% of our Level 1 classifications (excluding short-term investments), compared to 90% at December 31, 2022. The securities quoted by vendors in Level 1 primarily represent our holdings in U.S. Treasury Notes, which are frequently traded and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on active exchanges. All Level 1 preferred stocks with active exchange quotes were sold during 2023.
At December 31, 2023, vendor-quoted prices comprised 100% of our Level 2 classifications (excluding short-term investments and common stock), compared to 98% at year-
App.-A-19

end 2022; the remaining 2% at December 31, 2022, were dealer-quoted prices. In our process for selecting a source (e.g., dealer or pricing service) to provide pricing for securities in our portfolio, we reviewed documentation from the sources that detailed the pricing techniques and methodologies used by these sources and determined if their policies adequately considered market activity, either based on specific transactions for the particular security type or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. Once a source is chosen, we continue to monitor any changes or modifications to their processes by reviewing their documentation on internal controls for pricing and market reviews. We review quality control measures of our sources as they become available to determine if any significant changes have occurred from period to period that might indicate issues or concerns regarding their evaluation or market coverage.
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
To the extent we receive prices from external sources (e.g., broker, valuation firm) for the Level 3 securities, we review those prices for reasonableness using internally developed assumptions and then compare our derived prices to the prices received from the external sources. Based on our review, all prices received from external sources for 2023 remained unadjusted.
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
Our Level 3 other risk investments include securities accounted for under the equity method of accounting and, therefore, are not subject to fair value reporting. Since these securities represent less than 0.1% of our total portfolio, we will continue to include them in our Level 3 disclosures and report the activity from these investments as “other” changes in the summary of changes in fair value tables and categorize these securities as “pricing exemption securities” in the quantitative information tables.
During the fourth quarter 2023, we purchased a privately held fixed-maturity security that is classified as a Level 3 investment. At December 31, 2022, we did not have any securities in our fixed-maturity portfolio listed as Level 3.
During 2023, there were no material assets or liabilities measured at fair value on a nonrecurring basis. During 2022, we determined that the fair value of goodwill related to our ARX reporting unit was less than the carrying value and we wrote down $224.8 million of our total goodwill asset. No other material assets or liabilities were measured at fair value during 2022.
Due to the relative size of the Level 3 securities’ fair values compared to the total portfolio’s fair value, any changes in pricing methodology would not have a significant change in valuation that would materially impact net or comprehensive income.

The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2023 and 2022:

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2022	Calls/ Maturities/ Paydowns/Other	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)	Fair Value at Dec. 31, 2023
Fixed maturities:
Corporate debt securities	$0	$0	$3.0	$0	$0	$0	$0	$3.0
Equity securities:
Nonredeemable preferred stocks:
Financials	67.4	(8.1)	1.0	0	0	(11.1)	0	49.2
Industrials	16.4	0	0	0	0	(1.6)	0	14.8
Common equities:
Common stocks	18.3	8.1	0	(10.0)	8.9	(2.8)	0	22.5
Other risk investments	19.8	0.8	0	0	0	0	0	20.6
Total Level 3 securities	$121.9	$0.8	$4.0	$(10.0)	$8.9	$(15.5)	$0	$110.1

App.-A-21

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2021	Calls/ Maturities/ Paydowns/Other	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation	Net Transfers In (Out)[1]	Fair Value at Dec. 31, 2022
Equity securities:
Nonredeemable preferred stocks:
Financials	$76.4	$0	$2.5	$(15.0)	$(17.2)	$20.7	$0	$67.4
Industrials	34.4	(0.5)	0	0	0	(17.5)	0	16.4
Common equities:
Common stocks	0	0	0	0	0	0	18.3	18.3
Other risk investments	16.9	2.9	0	0	0	0	0	19.8
Total Level 3 securities	$127.7	$2.4	$2.5	$(15.0)	$(17.2)	$3.2	$18.3	$121.9
1The security was transferred into Level 3 due to a lack of observable market level inputs.
The following tables provide a summary of the quantitative information about Level 3 fair value measurements for our applicable securities at December 31:

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2023	Valuation Technique	Unobservable Input	Range of Input Values Increase (Decrease)	Weighted Average Increase (Decrease)
Fixed maturities:
Corporate debt securities	$3.0	Market comparables	Weighted average market capitalization price change %	0.3% to 7.7%	2.6%
Equity securities:
Nonredeemable preferred stocks	64.0	Market comparables	Weighted average market capitalization price change %	17.2% to 39.7%	21.7%
Common stocks	22.5	Market comparables	Weighted average market capitalization price change %	(45.8)% to 95.6%	39.7%
Subtotal Level 3 securities	89.5
Pricing exemption securities	20.6
Total Level 3 securities	$110.1

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2022	Valuation Technique	Unobservable Input	Range of Input Values Increase (Decrease)	Weighted Average Increase (Decrease)
Equity securities:
Nonredeemable preferred stocks	$83.8	Market comparables	Weighted average market capitalization price change %	(0.6)% to 19.9%	10.5%
Common stocks	18.3	Market comparables	Weighted average market capitalization price change %	(42.5)% to 59.1%	0.3%
Subtotal Level 3 securities	102.1
Pricing exemption securities	19.8
Total Level 3 securities	$121.9

App.-A-22

4.  DEBT
Debt at December 31, consisted of:

	2023		2022
(millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
2.45% Senior Notes due 2027 (issued: $500.0, August 2016)	$498.6	$468.9	$498.2	$457.7
2.50% Senior Notes due 2027 (issued: $500.0, March 2022)	498.1	469.1	497.5	460.3
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	297.8	328.7	297.5	326.8
4.00% Senior Notes due 2029 (issued: $550.0, October 2018)	546.9	542.6	546.4	527.8
3.20% Senior Notes due 2030 (issued: $500.0, March 2020)	497.3	462.2	496.9	448.6
3.00% Senior Notes due 2032 (issued: $500.0, March 2022)	496.3	446.0	495.9	438.1
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	396.7	445.6	396.4	435.4
4.95% Senior Notes due 2033 (issued: $500.0, May 2023)	496.4	513.0	0	0
4.35% Senior Notes due 2044 (issued: $350.0, April 2014)	347.0	314.2	346.9	298.4
3.70% Senior Notes due 2045 (issued: $400.0, January 2015)	395.9	325.1	395.7	310.2
4.125% Senior Notes due 2047 (issued: $850.0, April 2017)	842.3	756.2	842.1	716.2
4.20% Senior Notes due 2048 (issued: $600.0, March 2018)	590.6	534.1	590.4	507.0
3.95% Senior Notes due 2050 (issued: $500.0, March 2020)	491.1	422.3	490.9	404.9
3.70% Senior Notes due 2052 (issued: $500.0, March 2022)	493.6	403.3	493.5	386.5
Total	$6,888.6	$6,431.3	$6,388.3	$5,717.9
All of the outstanding debt was issued by The Progressive Corporation and includes amounts that were borrowed for general corporate purposes, which may include contributions to the capital of its insurance subsidiaries, payments of debt at maturity, or may be used, or made available for use, for other business purposes. Fair values for these debt instruments are obtained from external sources. There are no restrictive financial covenants or credit rating triggers on the outstanding debt.
Interest on all debt is payable semiannually at the stated rates. All principal is due at the stated maturity. Each note is redeemable, in whole or in part, at any time; however, the redemption price will equal the greater of the principal amount of the note or a “make whole” amount calculated by reference to the present values of remaining scheduled principal and interest payments under the note. There was no short-term debt outstanding at December 31, 2023 or 2022.
We issued $500 million of 4.95% Senior Notes due 2033 in May 2023, in an underwritten public offering. The net proceeds from the issuance, after deducting underwriters’ discounts, commissions, and other issuance costs, were approximately $496.3 million.
Aggregate required principal payments on debt outstanding at December 31, 2023, were as follows:

(millions)	Payments
2024	$0
2025	0
2026	0
2027	1,000.0
2028	0
Thereafter	5,950.0
Total	$6,950.0
Prior to certain issuances of our debt securities, we entered into forecasted transactions to hedge against possible rises in interest rates. When the contracts were closed upon the issuance of the applicable debt securities, we recognized the unrealized gains (losses) on these contracts as part of accumulated other comprehensive income (see Note 1 – Reporting and Accounting Policies, Investments for further discussion). These unrealized gains (losses) are being amortized as adjustments to interest expense over the life of the related notes.
App.-A-23

The following table shows the original gain (loss) recognized at debt issuance and the unamortized balance at December 31, 2023, on a pretax basis:

(millions)	Unrealized Gain (Loss) at Issuance	Unamortized Balance at December 31, 2023
6 5/8% Senior Notes due 2029	$(4.2)	$(1.5)
6.25% Senior Notes due 2032	5.1	2.6
4.35% Senior Notes due 2044	(1.6)	(1.3)
3.70% Senior Notes due 2045	(12.9)	(10.5)
4.125% Senior Notes due 2047	(8.0)	(7.0)
We reclassified $0.6 million in 2023, $0.5 million in 2022, and $0.9 million in 2021, of net pretax unrealized losses from accumulated other comprehensive income to interest expense on our closed debt issuance cash flow hedges.
During 2023, The Progressive Corporation amended its line of credit with PNC Bank, National Association (PNC), to increase the maximum principal amount to $300 million from the previous amount of $250 million and extend the expiration date to April 30, 2024. Subject to the terms and conditions of the line of credit documents, advances under the line of credit, if any, will bear interest at a variable rate equal to the 1-month term Secured Overnight Financing Rate (SOFR) plus 1.10%. Each advance must be repaid on the 30th day after the date of the advance or, if earlier, on April 30, 2024, the expiration date of the line of credit. Prepayments are permitted without penalty. The line of credit is uncommitted and, as such, all advances are subject to PNC’s discretion. We had no borrowings under either line of credit in 2023 or 2022.
5.  INCOME TAXES
The components of our income tax provision for the years ended December 31, were as follows:

(millions)	2023	2022	2021
Current tax provision
Federal	$1,102.5	$733.2	$739.5
State	18.7	12.7	20.7
Deferred tax expense (benefit)
Federal	(119.9)	(528.7)	98.6
State	0	(16.6)	0.3
Total income tax provision	$1,001.3	$200.6	$859.1
The provision for income taxes in the consolidated statements of comprehensive income differed from the statutory rate for the years ended December 31, as follows:

	2023		2022		2021
(millions)	Expense (Benefit)	Rate Impact	Expense (Benefit)	Rate Impact	Expense (Benefit)	Rate Impact
Income before income taxes	$4,903.7		$922.1		$4,210.0
Tax at statutory federal rate	$1,029.8	21%	$193.6	21%	$884.1	21%
Tax effect of:
Stock-based compensation	(21.7)	(1)	(18.1)	(2)	(19.4)	(1)
Tax credits	(16.4)	0	(14.8)	(2)	(9.9)	0
Tax-preferenced investment income	(10.2)	0	(12.7)	(1)	(13.2)	0
State income taxes, net of federal taxes	14.7	0	(3.1)	0	16.6	0
Nondeductible compensation expense	9.8	0	11.1	1	8.4	0
Tax-deductible dividends	(4.8)	0	(1.8)	0	(9.4)	0
Goodwill impairment[1]	0	0	47.2	5	0	0
Other items, net	0.1	0	(0.8)	0	1.9	0
Total income tax provision	$1,001.3	20%	$200.6	22%	$859.1	20%
[1] The ARX acquisition did not create goodwill for income tax purposes. As a result, the impairment was not deductible for income tax purposes.
App.-A-24

Deferred income taxes reflect the tax effects of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The following table shows the components of the net deferred tax assets and liabilities at December 31:

(millions)	2023	2022
Federal deferred income tax assets:
Unearned premiums reserve	$836.0	$719.2
Net unrealized losses on fixed-maturity securities	427.3	742.9
Loss and loss adjustment expense reserves	292.7	239.9
Non-deductible accruals	238.2	225.9
Software development costs	66.0	37.8
Operating lease liabilities	37.2	28.8
Hedges on forecasted transactions	3.7	3.8
Investment basis differences	0.2	17.0
Other	13.4	12.7
Federal deferred income tax liabilities:
Net holding period gains on equity securities	(451.0)	(387.3)
Deferred acquisition costs	(354.4)	(324.3)
Property and equipment	(88.4)	(97.0)
Operating lease assets	(37.2)	(28.8)
Loss and loss adjustment expense reserve transition adjustment	(15.9)	(24.1)
Intangible assets	(8.7)	(11.1)
Prepaid expenses	(6.2)	(6.5)
Other	(16.9)	(17.4)
Net federal deferred income taxes	936.0	1,131.5
State deferred income tax assets[1]	39.9	42.2
State deferred income tax liabilities[1]	0	0
Total	$975.9	$1,173.7
1 State deferred assets and liabilities are recorded in other assets and accounts payable, accrued expenses, and other liabilities, respectively, on our consolidated balance sheets.
Although realization of the deferred tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2023 or 2022. We believe our deferred tax asset related to net unrealized losses on fixed-maturity securities will be realized based on the existence of prior-year capital gains and current temporary differences related to unrealized gains in our equity portfolio.
At December 31, 2023 and 2022, we had net current income taxes payable of $311.8 million and $10.9 million, respectively, which were reported in accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets. The increase in income taxes payable was primarily driven by the portion of earnings generated during the fourth quarter relative to our annual earnings.
The Progressive Corporation and its subsidiaries file a consolidated federal income tax return. As a result of the acquisition of the Protective Insurance Corporation and subsidiaries (Protective Insurance) in 2021, Protective Insurance was included in The Progressive Corporation consolidated federal income tax return for the period from the June 2021 acquisition date through the end of 2021. We filed a final consolidated federal income tax return for Protective Insurance for the period from the beginning of the year through the June 2021 acquisition date.
All federal income tax years prior to 2020 are generally closed to examination; however, for The Progressive Corporation, 2016 remains open for a tax credit partnership investment. The statute of limitations for state income tax purposes generally remains open for three to four years from the return filing date, depending upon the jurisdiction. There has been no significant state income tax audit activity.
For the years ended December 31, 2023, 2022, and 2021, we recognized $0.2 million, $0.1 million, and $0.1 million, respectively, of interest and penalties, as a component of the income tax provision. We have not recorded any unrecognized tax benefits, or related interest and penalties, as of December 31, 2023 and 2022.

App.-A-25

6.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
We write personal and commercial auto insurance, personal residential property insurance, business-related general liability and commercial property insurance predominantly for small businesses, workers’ compensation insurance primarily for the transportation industry, and other specialty property-casualty insurance and provide related services throughout the United States. As a property-casualty insurance company, we are exposed to hurricanes or other catastrophes. We are unable to predict the frequency or severity of any such events that may occur in the near term or thereafter. To help mitigate this risk in our Property business, we currently maintain excess of loss reinsurance coverage, both on an aggregate and a per occurrence basis.
As we are primarily an insurer of motor vehicles and residential property, we have limited exposure to environmental and asbestos claims. We have established reserves for such exposures, which represented less than 1% of our total loss and loss adjustment expense reserves. We believe these reserves to be adequate based on information currently known. These claims are not expected to have a material effect on our liquidity, financial condition, cash flows, or results of operations.
Loss and Loss Adjustment Expense Reserves Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. For our Personal and Commercial Lines vehicle businesses, which represented about 92% of our total carried reserves, we establish loss and LAE reserves after completing reviews at a disaggregated level of grouping. Progressive’s actuarial staff reviews approximately 400 subsets of business data, which are at a combined state, product, and line coverage level, to calculate the needed loss and LAE reserves. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of loss adjustment expense costs.
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
Similar to our vehicle businesses, our actuarial staff analyzes loss and LAE data for our Commercial Lines non-vehicle business and our Property business on a claim occurrence period basis. Many of the methodologies and key parameters reviewed are similar. In addition, for Protective Insurance and our Property business, since claims adjusters primarily establish the case reserves, the actuarial staff includes expected development on case reserves as a component of the overall IBNR reserves.
App.-A-26

Activity in the loss and LAE reserves is summarized as follows:

(millions)	2023	2022	2021
Balance at January 1	$30,359.3	$26,164.1	$20,265.8
Less reinsurance recoverables on unpaid losses	5,559.2	4,733.6	3,798.2
Net balance at January 1	24,800.1	21,430.5	16,467.6
Net loss and loss adjustment expense reserves acquired[1]	0	0	729.2
Total beginning reserves	24,800.1	21,430.5	17,196.8
Incurred related to:
Current year	44,560.6	38,209.0	33,632.3
Prior years	1,094.0	(86.3)	(4.7)
Total incurred	45,654.6	38,122.7	33,627.6
Paid related to:
Current year	26,874.3	23,542.9	20,561.1
Prior years	13,980.2	11,210.2	8,832.8
Total paid	40,854.5	34,753.1	29,393.9
Net balance at December 31	29,600.2	24,800.1	21,430.5
Plus reinsurance recoverables on unpaid losses	4,789.0	5,559.2	4,733.6
Balance at December 31	$34,389.2	$30,359.3	$26,164.1
1 Net reserves acquired in Protective Insurance acquisition.
We experienced unfavorable development of $1,094.0 million in 2023 and favorable reserve development of $86.3 million and $4.7 million in 2022 and 2021, respectively, which is reflected as “Incurred related to prior years” in the table above.
2023
•The unfavorable reserve development for 2023 included approximately $950 million attributable to accident year 2022 and $125 million to accident year 2021.
•Our personal auto products incurred about $715 million of unfavorable loss and LAE reserve development, with the Agency and Direct auto businesses each contributing about half. About half of this unfavorable development was attributable to higher than anticipated severity in auto property and physical damage coverages. The remaining unfavorable development was primarily due to increased loss costs in Florida injury and medical coverages and, to a lesser extent, higher than anticipated late reported injury claims; partially offset by lower than expected LAE.
•Our Commercial Lines business experienced about $365 million of unfavorable development, primarily driven by higher than anticipated severity and frequency of late reported injury claims and large loss emergence on injury claims, with about half attributable to our transportation network company (TNC) business.
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

App.-A-27

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
Only 2023 is audited; all prior years are considered required supplementary information and, therefore, are unaudited. Expected development on our case reserves is excluded from the IBNR reserves on our vehicle businesses, as discussed above. For the Property business and the Commercial Lines other business, the IBNR reserves include expected case development based on the methodology used in establishing the case reserves for that segment. The cumulative number of incurred claims are based on accident coverages (e.g., bodily injury, collision, comprehensive, personal injury protection, property damage) related to opened claims. Coverage counts related to claims closed without payment are excluded from the cumulative number of incurred claims.
App.-A-28

Personal Lines - Agency - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2023
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$5,885.0	$5,886.9	$5,918.2	$5,959.9	$5,879.2	$0	916,543
2020		5,433.8	5,405.4	5,385.7	5,458.1	142.8	757,024
2021			6,716.4	6,861.8	6,936.4	174.2	885,607
2022				7,076.9	7,301.5	402.8	838,763
2023					8,615.9	1,715.2	883,430
				Total	$34,191.1
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$2,715.2	$4,533.2	$5,272.8	$5,626.6	$5,779.3
2020		2,383.0	4,112.2	4,796.8	5,122.0
2021			2,855.4	5,239.4	6,183.1
2022				3,018.8	5,564.1
2023					3,526.5
				Total	$26,175.0
	All outstanding liabilities before 2019, net of reinsurance[1]				92.9
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$8,109.0
1 Required supplementary information (unaudited)

Personal Lines - Agency - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2023
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$3,277.9	$3,254.7	$3,261.1	$3,259.0	$3,268.1	$0.4	1,879,041
2020		3,328.5	3,319.8	3,327.3	3,323.3	(8.4)	1,785,036
2021			4,708.3	4,624.3	4,628.5	8.9	2,105,540
2022				5,429.4	5,544.6	(13.3)	2,031,717
2023					5,774.5	(298.0)	2,091,830
				Total	$22,539.0
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$3,242.5	$3,259.2	$3,255.9	$3,260.9	$3,263.7
2020		3,250.1	3,322.5	3,323.0	3,328.0
2021			4,438.1	4,620.9	4,611.5
2022				5,176.2	5,542.0
2023					5,584.2
				Total	$22,329.4
	All outstanding liabilities before 2019, net of reinsurance[1]				3.7
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$213.3
1 Required supplementary information (unaudited)
App.-A-29

Personal Lines - Direct - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2023
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$5,756.5	$5,811.7	$5,837.9	$5,870.0	$5,802.1	$0.1	957,826
2020		5,356.9	5,322.7	5,301.5	5,343.1	126.4	789,952
2021			6,964.7	7,180.3	7,244.1	164.5	981,424
2022				7,563.4	7,869.6	398.5	970,145
2023					9,627.9	1,763.6	1,080,475
				Total	$35,886.8
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$2,630.3	$4,452.5	$5,218.8	$5,568.8	$5,716.3
2020		2,301.3	4,018.7	4,721.4	5,035.9
2021			2,915.0	5,460.5	6,487.9
2022				3,131.8	5,982.6
2023					3,925.5
				Total	$27,148.2
	All outstanding liabilities before 2019, net of reinsurance[1]				79.4
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$8,818.0
1 Required supplementary information (unaudited)

Personal Lines - Direct - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2023
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$3,787.9	$3,737.8	$3,749.6	$3,747.9	$3,757.8	$0.3	2,272,383
2020		3,775.6	3,753.3	3,765.9	3,762.0	(9.7)	2,139,045
2021			5,752.3	5,568.2	5,572.9	3.6	2,602,359
2022				6,613.3	6,724.2	(27.3)	2,606,698
2023					7,577.9	(459.8)	2,851,047
				Total	$27,394.8
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$3,782.6	$3,751.3	$3,746.8	$3,750.9	$3,753.9
2020		3,720.0	3,765.9	3,762.2	3,767.4
2021			5,421.9	5,578.7	5,559.6
2022				6,325.7	6,731.9
2023					7,361.7
				Total	$27,174.5
	All outstanding liabilities before 2019, net of reinsurance[1]				2.8
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$223.1
1 Required supplementary information (unaudited)
App.-A-30

Commercial Lines - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2023
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$2,301.1	$2,370.9	$2,426.3	$2,434.4	$2,429.9	$7.6	136,213
2020		2,335.7	2,388.8	2,418.9	2,436.5	58.6	117,614
2021			3,446.6	3,527.3	3,573.7	134.7	156,829
2022				4,526.1	4,834.5	406.2	180,500
2023					5,455.8	1,299.6	184,840
				Total	$18,730.4
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$474.8	$1,184.4	$1,684.5	$2,037.5	$2,250.0
2020		440.8	1,110.4	1,628.9	2,043.5
2021			573.6	1,545.9	2,414.3
2022				749.2	2,086.4
2023					847.6
				Total	$9,641.8
	All outstanding liabilities before 2019, net of reinsurance[1]				103.2
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$9,191.8
1 Required supplementary information (unaudited)

Commercial Lines - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2023
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$633.1	$628.3	$626.6	$625.9	$626.4	$0	99,508
2020		631.8	624.9	622.0	624.8	2.9	99,588
2021			920.9	909.8	910.1	3.6	121,900
2022				1,314.9	1,330.3	0.7	147,146
2023					1,351.8	(6.5)	164,859
				Total	$4,843.4
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$561.1	$625.1	$624.8	$625.3	$625.4
2020		540.6	621.8	620.4	620.5
2021			764.2	903.1	901.5
2022				1,114.0	1,315.0
2023					1,184.4
				Total	$4,646.8
	All outstanding liabilities before 2019, net of reinsurance[1]				0.8
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$197.4
1 Required supplementary information (unaudited)
App.-A-31

Commercial Lines - Other
($ in millions)											As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance											December 31, 2023
	For the years ended December 31,										Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2014[1]	2015[1]	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022[1]	2023
2014	$74.9	$70.0	$68.3	$70.5	$70.7	$69.4	$70.7	$70.9	$70.4	$70.4	$3.2	9,226
2015		51.2	45.4	46.1	48.3	47.0	44.8	45.1	44.6	44.8	3.4	9,527
2016			51.8	43.3	41.0	41.5	40.2	40.1	40.0	40.4	3.1	7,648
2017				62.6	54.6	51.1	48.8	46.2	48.0	55.1	10.2	17,675
2018					81.5	81.3	76.7	77.0	76.5	81.7	10.0	15,475
2019						80.7	83.1	85.4	88.3	87.7	10.3	10,709
2020							75.0	80.7	81.9	82.9	14.0	9,505
2021								84.1	87.3	88.8	24.4	9,367
2022									84.0	80.9	26.3	7,660
2023										85.0	45.2	6,795
									Total	$717.7
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2014[1]	2015[1]	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022[1]	2023
2014	$18.6	$33.9	$44.3	$51.1	$56.9	$59.0	$61.1	$64.2	$65.0	$65.5
2015		6.5	18.1	26.5	30.9	33.9	36.1	37.1	37.8	38.7
2016			8.5	20.9	27.0	30.6	32.7	33.8	35.0	35.5
2017				9.6	24.4	30.8	34.5	36.9	39.7	41.6
2018					17.6	39.6	49.5	56.7	61.7	65.2
2019						20.0	42.4	56.0	64.6	70.8
2020							15.8	38.6	52.2	59.6
2021								16.9	39.6	52.4
2022									18.4	39.7
2023										18.4
									Total	$487.4
			All outstanding liabilities before 2014, net of reinsurance[1]							30.2
			Liabilities for claims and claim adjustment expenses, net of reinsurance							$260.5
1 Required supplementary information (unaudited)
App.-A-32

Property Business
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2023
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$971.7	$965.2	$962.8	$965.8	$964.8	$9.0	73,051
2020		1,223.5	1,246.8	1,260.9	1,256.0	1.5	88,736
2021			1,539.6	1,516.3	1,503.2	23.6	89,864
2022				1,664.6	1,622.0	77.0	89,348
2023					1,582.5	392.4	75,812
				Total	$6,928.5
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2019[1]	2020[1]	2021[1]	2022[1]	2023
2019	$708.0	$930.4	$950.5	$959.3	$962.2
2020		832.5	1,141.2	1,210.7	1,237.2
2021			1,035.4	1,374.5	1,444.0
2022				1,041.7	1,469.5
2023					1,078.3
				Total	$6,191.2
	All outstanding liabilities before 2019, net of reinsurance[1]				7.4
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$744.7
1 Required supplementary information (unaudited)
App.-A-33

The following table reconciles the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses:

(millions)	2023	2022
Net outstanding liabilities
Personal Lines
Agency, Liability	$8,109.0	$6,791.2
Agency, Physical Damage	213.3	261.5
Direct, Liability	8,818.0	7,187.2
Direct, Physical Damage	223.1	284.7
Commercial Lines
Liability	9,191.8	7,177.0
Physical Damage	197.4	211.2
Other	260.5	242.5
Property	744.7	839.7
Other business	88.7	108.9
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	27,846.5	23,103.9
Reinsurance recoverables on unpaid claims
Personal Lines
Agency, Liability	875.1	894.1
Agency, Physical Damage	0	0
Direct, Liability	1,471.3	1,485.4
Direct, Physical Damage	0	0
Commercial Lines
Liability	1,077.7	1,273.7
Physical Damage	1.4	0.5
Other	216.0	204.6
Property	631.4	1,068.1
Other business	475.1	559.0
Total reinsurance recoverables on unpaid claims	4,748.0	5,485.4
Unallocated claims adjustment expense related to:
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	1,753.7	1,696.2
Reinsurance recoverables on unpaid claims	41.0	73.8
Total gross liability for unpaid claims and claim adjustment expense	$34,389.2	$30,359.3
The following table shows the average historical claims duration as of December 31, 2023:

(Required Supplementary Information - Unaudited)
Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance	Years
	1	2	3	4	5
Personal Lines
Agency, Liability	42.4%	33.1%	13.0%	6.0%	2.6%
Agency, Physical Damage	96.2	3.8	(0.1)	0.2	0.1
Direct, Liability	41.5	34.0	13.6	6.0	2.5
Direct, Physical Damage	97.1	2.9	(0.2)	0.1	0.1
Commercial Lines
Liability	16.5	27.8	22.4	15.8	8.7
Physical Damage	86.0	13.9	(0.2)	0	0
Other	20.9	26.1	14.7	9.0	6.4
Property	67.8	24.3	4.3	1.6	0.3

App.-A-34

7.  REINSURANCE
The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

	2023		2022		2021
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$62,721.2	$59,881.1	$52,335.6	$50,650.2	$48,129.6	$46,018.6
Ceded premiums:
Regulated	(535.0)	(545.3)	(621.5)	(674.8)	(674.5)	(650.2)
Non-Regulated	(636.0)	(671.4)	(633.0)	(734.2)	(1,049.9)	(999.7)
Total ceded premiums	(1,171.0)	(1,216.7)	(1,254.5)	(1,409.0)	(1,724.4)	(1,649.9)
Net premiums	$61,550.2	$58,664.4	$51,081.1	$49,241.2	$46,405.2	$44,368.7
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
◦North Carolina Reinsurance Facility (NCRF)
◦Florida Hurricane Catastrophe Fund (FHCF)
•State-mandated involuntary plans
◦Commercial Automobile Insurance Procedures/Plans (CAIP)
Non-Regulated refers to voluntary external reinsurance contracts. We do not reinsure our Personal Lines business. In our Commercial Lines business, we reinsure our TNC business, workers’ compensation insurance, and our fleet trucking product under quota-share reinsurance agreements. For our Property business, we have both multi-year catastrophic excess of loss and aggregate excess of loss reinsurance agreements.
The decrease in the ceded written and earned premiums in our Regulated plans during 2023 and 2022, primarily reflected our decision to non-renew our CAIP service carrier agreements in 2022. For the Non-Regulated reinsurance contracts, the year-over-year decreases in 2023 and 2022, reflected the changes that were made in 2022 to the reinsurance program structure of certain TNC products whereby we wrote less direct premiums and, therefore, ceded less premiums than in the prior year.
Our reinsurance recoverables and prepaid reinsurance premiums were comprised of the following at December 31:

	Reinsurance Recoverables				Prepaid Reinsurance Premiums
($ in millions)	2023		2022		2023		2022
Regulated:
MCCA	$2,272.1	45%	$2,332.3	40%	$40.2	16%	$26.4	9%
CAIP	539.1	10	626.8	11	0	0	50.4	17
FHCF	306.6	6	437.3	7	0	0	0	0
NCRF	184.7	4	143.2	2	74.6	30	54.5	18
NFIP	10.7	0	215.4	4	66.4	27	60.1	20
Other	3.8	0	2.9	0	1.3	0	1.5	1
Total Regulated	3,317.0	65	3,757.9	64	182.5	73	192.9	65
Non-Regulated:
Commercial Lines	1,385.7	27	1,544.3	27	56.3	23	91.0	31
Property	381.2	8	524.4	9	11.0	4	11.6	4
Other	10.0	0	5.5	0	0	0	0	0
Total Non-Regulated	1,776.9	35	2,074.2	36	67.3	27	102.6	35
Total	$5,093.9	100%	$5,832.1	100%	$249.8	100%	$295.5	100%
The decrease in our reinsurance recoverables in 2023, compared to 2022, for the FHCF, NFIP, and Property business were primarily due to the settlement of Hurricane Ian losses and allocated LAE that were incurred during 2022.

Our prepaid reinsurance premiums decreased in 2023 primarily due to our decision to non-renew our CAIP service contract in 2022 and changes that were made in 2022 to the reinsurance program structure of certain TNC products as discussed above.
App.-A-35

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to us. Our exposure to losses from the failure of Regulated plans is minimal, since these plans are funded by the federal government or by mechanisms supported by insurance companies in applicable states.
For our Non-Regulated reinsurers, we routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counterparties to our reinsurance recoverables to determine if an allowance for credit losses should be established. For at-risk uncollateralized recoverable balances, we evaluate a number of reinsurer specific factors, including reinsurer credit quality rating, credit rating outlook, historical experience, reinsurer surplus, recoverable duration, and collateralization composition in respect to our net exposure (i.e., the reinsurance recoverable amount less premiums payable to the reinsurer, where the right to offset exists). At December 31, 2023 and 2022, the allowance for credit losses related to these contracts was not material to our financial condition or results of operations.
8.  STATUTORY FINANCIAL INFORMATION
Consolidated statutory surplus was $22,249.6 million and $17,879.9 million at December 31, 2023 and 2022, respectively. Statutory net income was $3,502.2 million, $2,763.5 million, and $2,283.9 million for the years ended December 31, 2023, 2022, and 2021, respectively.
At December 31, 2023, $1,513.2 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.
During 2023, the insurance subsidiaries paid aggregate dividends of $413.4 million to their parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $3,365.1 million in 2024, without prior approval from regulatory authorities, subject to other potential state specific limitations, capital requirements, and restrictions on the amount of dividends that can be paid within a 12-month period by the applicable subsidiary.

9.  EMPLOYEE BENEFIT PLANS
Retirement Plans  Progressive has a defined contribution pension plan (401(k) Plan) that covers employees who have been employed with the company for at least 30 days. Under Progressive’s 401(k) Plan, we match up to a maximum of 6% of an employee’s eligible compensation contributed to the plan, with employees vesting in the company match after providing two years of service. Matching contributions to the 401(k) Plan for the years ended December 31, 2023, 2022, and 2021, were $205.9 million, $179.9 million, and $159.2 million, respectively.
Employee and company matching contributions are invested, at the direction of the employee, in a number of investment options available under the plan, including various mutual funds, a self-directed brokerage option, and a Progressive common stock fund. Progressive’s common stock fund is an employee stock ownership program (ESOP) within the 401(k) Plan. At December 31, 2023, the ESOP held 18.2 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash, at the election of the participant, and the related tax benefit is recorded as part of our tax provision.
Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $18.7 million and $19.6 million at December 31, 2023 and 2022, respectively.
Incentive Compensation Plans – Employees  Progressive’s incentive compensation programs include both non-equity incentive plans (cash) and equity incentive plans. Progressive’s cash incentive compensation includes an annual cash incentive program (Gainshare Program) for nearly all employees. Progressive’s equity incentive compensation plans provide for the granting of restricted stock unit awards to key members of management.

App.-A-36

The amounts charged to expense for incentive compensation plans for the years ended December 31, were:

	2023		2022		2021
(millions)	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Non-equity incentive plans – cash	$897.3	$708.9	$380.8	$300.8	$619.3	$489.2
Equity incentive plans[1]	121.3	104.3	122.7	106.7	100.7	86.6
[1] After-tax amounts differ from the statutory rate of 21% due to the expected disallowance of certain executive compensation deductions.
Under Progressive’s 2015 Equity Incentive Plan, there are 17.0 million shares, in the aggregate, authorized for issuance. This plan provides for the granting of equity-based compensation to officers and other key employees.
The restricted equity awards are issued as either time-based or performance-based awards. Generally, equity awards are expensed pro rata over their respective vesting periods (i.e., requisite service period), based on the market value of the awards at the time of grant, with accelerated expense for participants who satisfy qualified retirement eligibility. The time-based awards vest in equal installments upon the lapse of specified periods of time, typically three, four, and five years, subject to the retirement provisions of the applicable award agreements.
Performance-based awards that contain variable vesting criteria are expensed based on management’s expectation of the percentage of the award, if any, that will ultimately vest. These estimates can change periodically throughout the measurement period. Vesting of performance-based awards is contingent upon the achievement of predetermined performance goals within specified time periods.
In addition to their time-based awards, performance-based awards are granted to executives and other senior managers to provide additional incentive to achieve pre-established profitability and growth targets or relative investment performance. The targets for the performance-based awards, as well as the number of units that ultimately may vest, vary by grant.
The following shows the performance measurement criteria for our performance-based equity awards outstanding at December 31, 2023:

Performance Measurement	Year(s) of Grant	Vesting range (as a percentage of target)
Growth of our personal auto and commercial auto businesses, both compared to its respective market	2023	0-250%
Growth of our personal auto and commercial auto businesses and homeowners multi-peril business, each compared to its respective market	2021-2022	0-250%
Investment results relative to peer group	2021-2023	0-200%
All restricted equity awards are settled at or after vesting in Progressive common shares from existing treasury shares on a one-to-one basis.
App.-A-37

A summary of all employee restricted equity award activity during the years ended December 31, follows:

	2023		2022		2021
Restricted Equity Awards	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value
Beginning of year	3,198,150	$81.71	3,539,022	$67.24	3,570,271	$57.68
Add (deduct):
Granted[2]	1,080,658	110.93	1,154,838	96.54	1,476,802	70.11
Vested	(1,338,466)	63.10	(1,378,070)	57.79	(1,452,353)	46.88
Forfeited	(46,600)	84.86	(117,640)	72.44	(55,698)	60.81
End of year[3,4]	2,893,742	$101.18	3,198,150	$81.71	3,539,022	$67.24
1 Includes restricted stock units. All performance-based awards are included at their target amounts.
2 We reinvest dividend equivalents on restricted stock units. For 2023, 2022, and 2021, the number of units “granted” shown in the table above includes 36,656, 44,327, and 237,582 of dividend equivalent units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair value of the original grant.
3 At December 31, 2023, the number of shares included 557,119 performance-based units at their target amounts. We expect 1,204,918 units to vest based upon our current estimates of the likelihood of achieving the predetermined performance measures applicable to each award.
4 At December 31, 2023, the total unrecognized compensation cost related to unvested equity awards was $93.3 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into our consolidated statements of comprehensive income over the weighted average vesting period of 2.2 years.
The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2023, 2022, and 2021, was $195.2 million, $154.4 million, and $139.1 million, respectively, based on the actual stock price on the applicable vesting date.
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
The Progressive Corporation permits each non-employee director to indicate a preference to receive either 100% of their compensation in the form of a restricted stock award or 60% in the form of a restricted stock award and 40% in the form of cash. If the director does not state a preference, it is presumed that they preferred to receive 100% of their compensation in the form of restricted stock. The Compensation Committee of the Board of Directors will consider such preferences when making a determination with respect to the allocation (restricted stock, or restricted stock and cash) and approval of the annual awards for each non-employee director.
The restricted stock awards are issued as time-based awards. The vesting period is typically 11 months from the date of each grant. To the extent a director is newly appointed during the year, or a director’s committee assignments change, the vesting period may be shorter. Both the restricted stock awards and cash, if elected, are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.
A summary of all directors’ restricted stock activity during the years ended December 31, follows:

	2023		2022		2021
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	30,439	$109.75	29,206	$105.16	39,403	$74.77
Add (deduct):
Granted	25,075	133.43	30,439	109.75	29,206	105.16
Vested	(30,439)	109.75	(29,206)	105.16	(39,403)	74.77
End of year[1]	25,075	$133.43	30,439	$109.75	29,206	$105.16
1 At December 31, 2023, 2022, and 2021, the remaining unrecognized compensation cost related to restricted stock awards was $1.0 million, $1.0 million, and $0.9 million, respectively.
App.-A-38

The aggregate fair value of the restricted stock vested during the years ended December 31, 2023, 2022, and 2021, was $4.2 million, $3.4 million, and $3.8 million, respectively, based on the actual stock price at time of vesting.
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
An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan. The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2023	2022
Progressive common shares[1]	$118.5	$131.0
Other investment funds[2]	165.1	150.4
Total	$283.6	$281.4
1 Included 1.6 million and 2.0 million common shares as of December 31, 2023 and 2022, respectively, to be distributed in common shares, and are reported at grant date fair value.
2 Amount is included in other assets on our consolidated balance sheets.

10.  SEGMENT INFORMATION
We write personal and commercial auto insurance, personal residential property insurance, business-related general liability and commercial property insurance predominantly for small businesses, workers’ compensation insurance primarily for the transportation industry, and other specialty property-casualty insurance and provide related services throughout the United States.
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
Our Property segment writes residential property insurance for homeowners, other property owners, and renters, and umbrella insurance through both the independent agency and direct channels, and writes flood insurance through the “Write Your Own” program for the National Flood Insurance Program. Our Property segment operates throughout the majority of the United States.
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

App.-A-39

Assets and income taxes are not allocated to operating segments, as such allocation would be impractical. Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We also do not separately identify depreciation expense by segment. Companywide depreciation expense for 2023, 2022, and 2021, was $285.5 million, $305.6 million, and $279.7 million, respectively. The accounting policies of the operating segments are consistent with those described in Note 1 – Reporting and Accounting Policies.
Following are the operating results for the years ended December 31:

	2023		2022		2021
(millions)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)
Personal Lines
Agency	$21,198.2	$1,029.2	$17,744.7	$734.1	$16,881.0	$992.1
Direct	25,015.1	1,828.2	20,135.5	769.4	18,492.3	619.2
Total Personal Lines[1]	46,213.3	2,857.4	37,880.2	1,503.5	35,373.3	1,611.3
Commercial Lines	9,898.7	123.0	9,088.3	810.3	6,945.2	767.8
Property[2]	2,551.4	28.1	2,270.0	(238.4)	2,042.5	(312.3)
Other indemnity[3]	1.0	(16.2)	2.7	(11.4)	7.7	(1.4)
Total underwriting operations	58,664.4	2,992.3	49,241.2	2,064.0	44,368.7	2,065.4
Fees and other revenues[4]	889.1	NA	722.1	NA	691.8	NA
Service businesses	310.1	(38.9)	299.3	2.6	271.4	18.6
Investments[5]	2,244.9	2,218.7	(651.9)	(676.2)	2,370.1	2,344.6
Interest expense	NA	(268.4)	NA	(243.5)	NA	(218.6)
Property - Goodwill impairment[2]	NA	0	NA	(224.8)	NA	0
Consolidated total	$62,108.5	$4,903.7	$49,610.7	$922.1	$47,702.0	$4,210.0
NA = Not applicable
1 Personal auto insurance accounted for 94% of the total Personal Lines segment net premiums earned in 2023, 2022, and 2021; insurance for our special lines products (e.g., motorcycles, RVs, watercraft, and snowmobiles) accounted for the balance of the Personal Lines net premiums earned.
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

	2023		2022		2021
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines
Agency	4.9%	95.1	4.1%	95.9	5.9%	94.1
Direct	7.3	92.7	3.8	96.2	3.4	96.6
Total Personal Lines	6.2	93.8	4.0	96.0	4.6	95.4
Commercial Lines	1.2	98.8	8.9	91.1	11.1	88.9
Property	1.1	98.9	(10.5)	110.5	(15.3)	115.3
Total underwriting operations	5.1	94.9	4.2	95.8	4.7	95.3

App.-A-40

11.  OTHER COMPREHENSIVE INCOME (LOSS)
The components of other comprehensive income (loss), including reclassification adjustments by income statement line item, for the years ended December 31, were as follows:

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2022	$(3,556.9)	$754.9	$(2,802.0)	$(2,786.3)	$(14.5)	$(1.2)
Other comprehensive income (loss) before reclassifications:
Investment securities	1,256.1	(265.6)	990.5	990.5	0	0
Foreign currency translation adjustment	0.4	(0.1)	0.3	0	0	0.3
Total other comprehensive income (loss) before reclassifications	1,256.5	(265.7)	990.8	990.5	0	0.3
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net realized gains (losses) on securities	(246.9)	51.9	(195.0)	(195.0)	0	0
Interest expense	(0.6)	0.1	(0.5)	0	(0.5)	0
Total reclassification adjustment for amounts realized in net income	(247.5)	52.0	(195.5)	(195.0)	(0.5)	0
Total other comprehensive income (loss)	1,504.0	(317.7)	1,186.3	1,185.5	0.5	0.3
Balance at December 31, 2023	$(2,052.9)	$437.2	$(1,615.7)	$(1,600.8)	$(14.0)	$(0.9)

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2021	$52.3	$(11.6)	$40.7	$56.2	$(14.9)	$(0.6)
Other comprehensive income (loss) before reclassifications:
Investment securities	(4,168.4)	878.7	(3,289.7)	(3,289.7)	0	0
Foreign currency translation adjustment	(0.7)	0.1	(0.6)	0	0	(0.6)
Total other comprehensive income (loss) before reclassifications	(4,169.1)	878.8	(3,290.3)	(3,289.7)	0	(0.6)
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net realized gains (losses) on securities	(559.4)	112.2	(447.2)	(447.2)	0	0
Interest expense	(0.5)	0.1	(0.4)	0	(0.4)	0
Total reclassification adjustment for amounts realized in net income	(559.9)	112.3	(447.6)	(447.2)	(0.4)	0
Total other comprehensive income (loss)	(3,609.2)	766.5	(2,842.7)	(2,842.5)	0.4	(0.6)
Balance at December 31, 2022	$(3,556.9)	$754.9	$(2,802.0)	$(2,786.3)	$(14.5)	$(1.2)

App.-A-41

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2020	$1,187.4	$(255.7)	$931.7	$947.3	$(15.6)	$0
Other comprehensive income (loss) before reclassifications:
Investment securities	(892.4)	193.0	(699.4)	(699.4)	0	0
Foreign currency translation adjustment	(0.8)	0.2	(0.6)	0	0	(0.6)
Total other comprehensive income (loss) before reclassifications	(893.2)	193.2	(700.0)	(699.4)	0	(0.6)
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net realized gains (losses) on securities	242.8	(51.1)	191.7	191.7	0	0
Interest expense	(0.9)	0.2	(0.7)	0	(0.7)	0
Total reclassification adjustment for amounts realized in net income	241.9	(50.9)	191.0	191.7	(0.7)	0
Total other comprehensive income (loss)	(1,135.1)	244.1	(891.0)	(891.1)	0.7	(0.6)
Balance at December 31, 2021	$52.3	$(11.6)	$40.7	$56.2	$(14.9)	$(0.6)
In an effort to manage interest rate risk, we entered into forecasted transactions on Progressive’s debt issuances. During the next 12 months, we expect to reclassify $0.6 million (pretax) into interest expense, related to net unrealized losses on forecasted transactions (see Note 4 – Debt for further discussion).
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
The pending lawsuits summarized below are in various stages of development, and the outcomes are uncertain until final disposition or, if probable and estimable, are
App.-A-42

accrued and immaterial as of December 31, 2023. At year end, except to the extent an immaterial accrual has been established, we do not consider the losses from these pending cases to be both probable and estimable, and we are unable to estimate a range of loss at this time. It is not possible to determine loss exposure for a number of reasons, including, without limitation, one or more of the following:
•liability appears to be remote;
•putative class action lawsuits generally pose immaterial exposure until a class is actually certified, which, historically, has not been granted by courts in the vast majority of our cases in which class certification has been sought;
•even certified class action lawsuits are subject to decertification, denial of liability, and/or appeal;
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
Lawsuits arising from insurance policies and operations, including but not limited to allegations involving claims adjustment and vehicle valuation, may be filed contemporaneously in multiple states. As of December 31, 2023, we are named as defendants in class action lawsuits pending in multiple states alleging that we improperly value total loss vehicle physical damage claims through the application of a negotiation adjustment in calculating such valuations. At December 31, 2023, this includes four states in which classes have been certified, and lawsuits styled as putative class actions pending in additional states. These lawsuits, which were filed at different times by different plaintiffs, feature certain similar claims and also include different allegations and are subject to various state laws. While we believe we have meritorious defenses and we are vigorously contesting these lawsuits, an unfavorable result in, or a settlement of, a significant number of these lawsuits could, in aggregation, have a material adverse effect on our financial condition, cash flows, and/or results of operations. Based on information known at December 31, 2023, we determined that losses from these lawsuits are reasonably possible but neither probable nor reasonably estimable.
At December 31, 2023, the pending lawsuits summarized below, including those discussed above, are in various stages of development, and the outcomes are uncertain until final disposition or, if probable and estimable, are accrued and immaterial:
Lawsuits seeking class/collective action status alleging that:
•we improperly handle, adjust, and pay physical damage claims, including how we value total loss claims, the application of a negotiation adjustment in calculating total loss valuations, the payment of fees and taxes associated with total losses, and the payment of diminution of value damages.
•we improperly adjust personal injury protection (PIP) claims in Florida.
•we improperly adjust medical bills submitted by insureds or medical providers in medical claims.
•we improperly pay and reimburse Medicare Advantage Plans or Medicaid on first party medical, PIP, and bodily injury claims.
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
•we mistitle vehicles by failing to include a salvage designation.
•we improperly pay post-arbitration award interest.
•we improperly prorate the deductible amount returned to the insured after subrogation.
•we improperly funded a grant program for small businesses.
•we improperly raised insureds’ premiums during their current policy term.
•we failed, based on a vendor data security incident, to properly secure and safeguard personally identifiable information.

App.-A-43

Lawsuits certified or conditionally certified as class/collective actions alleging that:
•we improperly value total loss claims by applying a negotiation adjustment in Colorado, Georgia, New York, and Pennsylvania.
•we improperly fail to pay fees and taxes associated with total losses in Michigan and New York.
•we improperly adjust medical bills in Washington.
•we improperly calculate basic economic loss as it relates to wage loss coverage in New York.
•we improperly fail to timely process and pay PIP claims in Texas.
•we improperly reduce or deny PIP benefits when medical expenses are paid initially by health insurance.
Non-class/collective/representative lawsuits filed by different plaintiffs and subject to various state laws, alleging that certain business operations, commercial matters, and/or employment policies, practices, or decisions are improper.
13.  LEASES
Included in our consolidated balance sheets are certain operating leases for office space, computer equipment, and vehicles. The leased assets represent our right to use an underlying asset for the lease term and the lease liabilities represent our obligation to make lease payments arising from the lease using an incremental borrowing rate to calculate the present value of the remaining lease payments. Leased assets and leased liabilities are reported as a component of other assets and accounts payable, accrued expenses, and other liabilities, respectively, in our consolidated balance sheets.
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
The following table summarizes the carrying amounts of our operating leased assets and liabilities at December 31, along with key inputs used to discount our lease liabilities:

(millions)	2023	2022
Operating lease assets	$172.5	$130.5
Operating lease liabilities	$177.2	$137.2
Weighted-average remaining term	3.2 years	2.5 years
Weighted-average discount rate	5.1%	2.0%

At December 31, 2023, the following table shows our operating lease liabilities, on an undiscounted basis for the periods indicated:

(millions)	Commitments
2024	$74.0
2025	54.6
2026	37.6
2027	15.8
2028	6.0
Thereafter	4.8
Total	192.8
Interest	(15.6)
Present value of lease liabilities	$177.2
The operating lease expense for the years ended December 31, was as follows:

(millions)	Expense
2023	$94.4
2022	89.1
2021	90.4

App.-A-44

14. DIVIDENDS
Following is a summary of our common and preferred share dividends that were declared and/or paid in the last three years:

(millions, except per share amounts)		Amount
Declared	Payable	Per Share	Accrued/Paid[1]
Common - Annual-Variable Dividends:
December 2023	January 2024	$0.75	$439.3
December 2021	December 2021	1.50	876.5
December 2020	January 2021	4.50	2,635.9

Common - Quarterly Dividends:
December 2023	January 2024	0.10	58.6
August 2023	October 2023	0.10	58.5
May 2023	July 2023	0.10	58.5
March 2023	April 2023	0.10	58.5
December 2022	January 2023	0.10	58.5
August 2022	October 2022	0.10	58.5
May 2022	July 2022	0.10	58.5
March 2022	April 2022	0.10	58.5
December 2021	January 2022	0.10	58.5
August 2021	October 2021	0.10	58.5
May 2021	July 2021	0.10	58.5
March 2021	April 2021	0.10	58.5
December 2020	January 2021	0.10	58.6

Preferred Dividends:
October 2023	December 2023	20.753157	10.4
August 2023	September 2023	20.67700	10.3
May 2023	June 2023	18.92463	9.5
December 2022	March 2023	26.875	13.4
August 2022	September 2022	26.875	13.4
December 2021	March 2022	26.875	13.4
August 2021	September 2021	26.875	13.4
December 2020	March 2021	26.875	13.4
1 The accrual is based on an estimate of shares outstanding as of the record date and recorded as a component of accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets until paid.
Common Share Dividends The Board of Directors adopted a policy of declaring regular quarterly common share dividends, and on at least an annual basis, to consider declaring an additional, variable common share dividend. For 2022, the Board decided not to declare an annual-variable dividend after assessing our capital position, existing capital resources, and expected future capital needs.

Preferred Share Dividends During 2018, we issued 500,000 Series B Fixed-to-Floating Rate Cumulative Perpetual Serial Preferred Shares, without par value (the Series B Preferred Shares), with a liquidation preference of $1,000 per share (the stated amount). Beginning March 15, 2023 and up until redemption (the floating-rate period), holders of the Series B Preferred Shares are entitled to receive cumulative cash dividends quarterly, if and when declared by the Board of Directors, at a floating annual dividend rate equal to the three-month London Interbank Offered Rate (LIBOR) plus a spread of 2.539% applied to the stated amount per share.

App.-A-45

We, as calculation agent under our Series B Preferred Shares, determined that the reference rate for the Series B Preferred Shares, for any determination date after June 30, 2023, shall be the sum of (i) 3-Month CME Term SOFR plus (ii) a tenor spread adjustment of 0.26161%, and (iii) a spread of 2.539%. The new reference rate became effective for the dividend period determination date commencing September 15, 2023. The reference rate was determined in accordance with the successor base rate provisions of the Series B Preferred Shares and the Adjustable Interest Rate (LIBOR) Act and the regulation issued by the Board of Governors of the Federal Reserve System on December 16, 2022, implementing the LIBOR Act. The Board did not declare a dividend in December 2023 as they had in prior years.

Prior to the floating-rate period, dividends were payable semiannually in March and September, if and when declared by the Board of Directors, at a fixed annual dividend rate of 5.375% of the stated amount per share.
The Series B Preferred Shares are perpetual and have no stated maturity date. During the first quarter 2024, we redeemed all of the outstanding Series B Preferred Shares at the stated amount of $1,000 per share, for an aggregate payout of $507.8 million, including accrued and unpaid dividends to, but excluding February 22, 2024, which is the redemption date.
App.-A-46

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Progressive Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Progressive Corporation and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
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

App.-A-47

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

Valuation of Loss and Loss Adjustment Expense Reserves

As described in Notes 1 and 6 to the consolidated financial statements, as of December 31, 2023, the Company reported a $34.4 billion loss and loss adjustment expense (“LAE”) reserve liability, of which about 92% relates to Personal and Commercial Lines vehicle businesses. Reserves are based on estimates of ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. Management establishes loss and LAE reserves after completing reviews at a disaggregated level of grouping. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of LAE costs.

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

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
February 26, 2024

We have served as the Company’s auditor since 1984.

App.-A-48

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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework (2013), management concluded that our internal control over financial reporting was effective as of December 31, 2023.
PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2023; such report appears herein.
CEO and CFO Certifications
Susan Patricia Griffith, President and Chief Executive Officer of The Progressive Corporation, and John P. Sauerland, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s 2023 Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mrs. Griffith and Mr. Sauerland have each certified that, to the best of their knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s Annual Report on Form 10-K for the complete Sections 302 and 906 certifications, respectively.
App.-A-49

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
We report three operating segments. Our Personal Lines segment writes insurance for personal autos and recreational vehicles (referred to as our special lines products). Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-related general liability and property insurance predominantly for small businesses, and workers’ compensation insurance primarily for the transportation industry. Our Property segment writes residential property insurance for homeowners, other property owners, and renters. We operate throughout the United States through both the independent agency and direct distribution channels. We are the second largest private passenger auto insurer in the country, the number one writer of commercial auto insurance, and the 10th largest homeowners insurance carrier, in each case based on 2022 premiums written.
Our underwriting operations, combined with our service and investment operations, make up the consolidated group.
A. Operating Results
During 2023, Progressive reported strong growth in both premiums written and policies in force, compared to 2022, and generated an underwriting profit better than our 4% companywide calendar-year underwriting profit goal.
During 2023, net premiums written and earned increased 20% and 19%, respectively, over 2022, and policies in force increased 9% companywide. We were able to generate this growth despite the actions we took during the year to slow growth as part of our efforts to ensure we met our profitability target, indicating that we remained competitive in the marketplace. We surpassed $60 billion in net premiums written to end 2023 at $61.6 billion, which was $10.5 billion more than we generated during 2022, which is roughly about the size of the 8th largest U.S. private passenger auto insurer. Companywide policies in force increased 2.3 million, over year-end 2022, to end 2023 at 29.7 million.
For 2023, our underwriting profit margin was 5.1%, which was better than our companywide target profit margin of 4% and better than the 4.2% underwriting margin we earned in 2022. Exceeding our underwriting profit target was a tremendous accomplishment especially since we reported a 99.7 combined ratio for the first six months of 2023.
Our incurred catastrophe losses were fairly consistent on a year-over-year basis. During 2023, we experienced companywide unfavorable prior accident year reserve development of 1.9 points, compared to 0.2 points of favorable development for 2022. About two-thirds of the unfavorable development for the year was in our Personal Lines business with the remainder primarily in our Commercial Lines business. Higher than anticipated personal auto severity and increased loss costs in Florida were the primary drivers for the Personal Lines development during the year, while Commercial Lines injury claims experienced higher than anticipated severity and frequency of late reports and large loss emergence. Throughout the year, we continued to see volatility in our severity trends as inflation continued to increase the average cost to settle a claim over last year, while personal auto frequency trends continued to be favorable.
In response to the loss trends we were experiencing and to focus on achieving our target profitability margin for 2023, all of our operating segments took rate and non-rate actions, as discussed below. We also reduced advertising spend and took other measures to slow growth until we felt that we were able to grow profitably and continue to provide high-quality customer service.
On a year-over-year basis, net income and comprehensive income increased 441% and 340%, respectively, primarily due to significant valuation increases in both our equity and fixed-maturity security portfolios during 2023, compared to the prior year. During 2023, the value of our equity and hybrid securities increased, reflecting general market conditions, which resulted in a year-over-year increase in the value of these securities of $1.9 billion, after tax. We saw even greater valuation changes in our fixed-maturity securities on a year-over-year basis. The fair value of our fixed-maturity securities increased $1.2 billion during 2023, compared to valuation declines of $2.8 billion during 2022. The strong portfolio performance for 2023, compared to 2022, was primarily due to tightening credit spreads.
App.-A-50

In addition to greater underwriting profit and the increase in the valuation in both our equity and fixed-maturity securities, the increase in our net and comprehensive income also benefited from the 50% increase in our recurring investment income during 2023. The investment income increase primarily reflected increases in both interest rates on floating-rate securities in our portfolio and in average assets, resulting from premium growth, as well as from investing new cash and cash from maturities in higher interest rate securities given the interest rate environment. For 2023, our pretax recurring book yield was 3.1%, compared to 2.4% in 2022.
We ended 2023 with total capital (debt plus shareholders’ equity) of $27.2 billion, which was up $4.9 billion from year-end 2022, primarily due to the $5.1 billion of comprehensive income earned during the year. Due to our strong capital position, the Board of Directors declared a $0.75 per common share annual-variable dividend, which was in addition to the quarterly $0.10 per common share dividend, and we elected to redeem all of our outstanding Serial Preferred Shares, Series B, in February 2024, as discussed in further detail below under Financial Condition.
B. Insurance Operations
All three of our operating segments grew net premiums written and policies in force during 2023 and generated an underwriting profit for the year. During the year, our primary focus was profitability over growth. We took rate and non-rate actions, which, in turn, had the effect of slowing our new business growth during the year. Even though we took these actions to focus on profitability, our year-over-year net premiums written grew 24% in Personal Lines, 8% in Commercial Lines, and 18% in Property, which contributed to our companywide net premiums written growth of 20%. We also added 2.3 million policies in force companywide in 2023, with Personal Lines adding 2.0 million and Commercial Lines and Property adding 0.1 million and 0.2 million, respectively. We ended the year with companywide profitability of 5.1%, which was better than our target of 4%, with Personal Lines reporting 6.2%, Commercial Lines 1.2%, and Property 1.1%.
Changes in net premiums written are a function of new business applications (i.e., policies sold), premium per policy, and retention.
The Personal Lines growth in net premiums written and policies in force was generated from both our Agency and Direct distribution channels. On a year-over-year basis, for 2023, Personal Lines new applications grew 14%, with both Agency and Direct personal auto new applications up 15% on a year-over-year basis. Finishing the year with this application growth was a significant change from the first half of 2023. Through the first six months of 2023, Personal Lines new applications were up 49%, with Agency and Direct personal auto applications both up 60%, when compared to the same period in the prior year. During the latter half of the year, new applications decreased as we continued to take rate increases and non-rate actions to slow new business growth to help reach our profitability target by year end, as discussed in more detail below.
The increase in net premiums written in our Commercial Lines business reflected growth in all of our business market targets (BMT), except the for-hire transportation BMT. The largest growth was in our contractor and business auto BMTs. The Commercial Lines growth was also aided, to a lesser extent, by an increase in our transportation network company (TNC) business, due to increased rates to address profitability issues in the TNC business, an increase in the miles driven (which is the basis for determining premiums written for this business), and changes that were made in 2022 to the reinsurance program structure of certain TNC products whereby we wrote less direct premiums and, therefore, ceded less premiums than in prior year.
Our commercial auto product, excluding our TNC business and Protective Insurance Corporation and subsidiaries (Protective Insurance) products, new applications increased 4% for 2023, compared to the prior year, mainly driven by increased demand in the contractor and business auto BMTs, partially offset by a decrease in our for-hire transportation BMT, due to unfavorable trucking market conditions. When analyzing growth in certain metrics for our Commercial Lines business, we focus on the commercial auto BMT products since our TNC, Protective Insurance, and business owners’ policy (BOP) products represented less than 5% of our policies in force at year-end 2023.
The Property business net premiums written growth was primarily due to rate increases and new and renewal policy in force growth in 2023. Our Property business new applications increased 15% for the year. During 2023, we focused our efforts to grow in states that traditionally have less catastrophe exposure and limited growth in coastal and hail-prone states to reduce concentration mix among states. Compared to year-end 2022, new applications in the states where we are focused on growth were up about 45% and were down about 20% in the more volatile weather states. We currently plan to continue this approach to growth in 2024.
In our Property business, in regions where our appetite to write new business is limited, we are prioritizing Progressive auto bundles, as well as lower risk properties, such as new construction or homes with newer roofs. In addition, to continue to rebalance this business, we began a non-renewal effort of up to 115,000 Property policies in Florida. Following the required notices, the first of these non-renewals will go into effect in the second quarter of 2024 and will continue over the following 12 months. To try to ease disruption to our customers and agents, we reached an agreement with another unaffiliated Florida insurer to offer replacement policies to these policyholders, subject to the insurer’s underwriting and financial
App.-A-51

guidelines and agent appointments where applicable. Despite this non-renewal effort, we plan to continue to provide for the insurance needs of about 3 million Florida policyholders across all of our lines of business, including about 200,000 Florida homeowners.
While growth is important, we strongly believe that achieving target profitability is our most important objective and will take precedence over growth. Our Personal Lines business ended the year with an underwriting profit margin of 6.2%, which was 2.2% better than both our target profitability and the prior-year underwriting profit margin. To achieve these results, we increased personal auto rates in 48 states during 2023, with an aggregate increase of about 19%, which followed the personal auto rate increases we took during 2022 of about 13%. We will continue to monitor the factors that could impact our loss costs for our personal auto business, which can include new and used car prices, miles driven, driving patterns, loss severity, weather events, inflation, and other components, on a state-by-state basis, and will file for rate adjustments where we deem it necessary.
We believe a key element in improving the accuracy of our personal auto rating is Snapshot®, our usage-based insurance offering. During 2023, the adoption rates for consumers enrolling in the program increased about 20% in Agency auto and about 5% in Direct auto, compared to 2022. Snapshot is available in all states, other than California. Our latest segmentation model was available in states that represented about 50% of our countrywide personal auto premium at year-end 2023 and, through continued roll out, it was available in states representing about 70% of personal auto premium by the end of February 2024.
In addition to rate actions, we routinely monitor non-rate actions, including our advertising spend. During 2023, we maintained discipline in our media budget and reduced targeted media spend in certain types of advertising, based on performance against our media and underwriting targets. Our total advertising spend was 21% lower in 2023, compared to the prior year. Toward the end of 2023 and into 2024, we began to slowly increase certain types of advertising in select markets.
During the year, we also implemented measures to support the goal of achieving our target profit margin that included slowing new business growth through verification activities, bill plan offerings, and through ongoing general operational expense discipline. We began to slowly lift these underwriting restrictions in certain states in the last few months of 2023. As a result of the actions taken during the year, we believe that we are well positioned to capitalize on growth opportunities in 2024. Nevertheless, consistent with rate actions, management will continue to assess where additional non-rate actions, including adjusting underwriting criteria, bill plans, or advertising spend, may be needed.
While our Commercial Lines business generated an underwriting profit of 1.2% for 2023, it was 7.7 points lower than last year and short of our target profitability goal. The uncertainty in the economy and business environment made 2023 a particularly challenging year for our Commercial Lines business. During the year, we experienced persistent upward pressure on our expense structure, from rising costs to settle claims and, to a lesser extent, our operating expenses. We increased our aggregate commercial auto rates, excluding our TNC and Protective Insurance businesses, about 17% countrywide, following rate increases of about 6% in 2022. In addition, we lowered our expenses and increased our underwriting actions to supplement rate increases during 2023. Since approximately 90% of our Commercial Lines policies are written on an annual term, it will take time for the full effect of those rate and underwriting changes to be realized in our results.
Improving profitability continues to be our top priority for our Property business. For 2023, our Property business generated an underwriting profit of 1.1%, compared to an underwriting loss of 10.5% in the prior year. While our Property catastrophe losses were fairly consistent year over year, our non-catastrophe loss ratio was about 12 points lower in 2023, compared to 2022.
Due to our concentration of policies in catastrophe-exposed states, severe weather events generally have greater impact on our results, compared to other national carriers. In response, we began implementing underwriting changes during the second half of 2021, which continued during both 2022 and 2023, to focus on improving profitability in the Property business, as discussed above. In addition, we increased rates an average of about 16% in our Property segment during 2023, with some of the larger increases in Texas, Florida, North Carolina, and Louisiana and in hail-prone states, such as Minnesota, Arkansas, Colorado, and Missouri. About one-third of these rate increases occurred in the fourth quarter of 2023.
During 2023, our written premiums per policy increased in all of our operating segments, primarily due to the rate increases taken during the year, as discussed above. On a year-over-year basis, personal auto written premium per policy increased 12% and 10% in our Agency and Direct businesses, respectively, compared to the prior year. In our core commercial auto products, we experienced a 3% increase in written premium per policy in 2023, compared to 2022, reflecting rate increases being offset by a reduction in our for-hire transportation BMT, which has higher premiums per policy. The 10% increase in our Property business written premium per policy is substantially less than the rate increases discussed above primarily as a result of taking a portion of the increases later in the year and slower homeowners growth in volatile states that have higher average premiums.

App.-A-52

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
We evaluate personal auto retention using a trailing 12-month and a trailing 3-month policy life expectancy. The latter can reflect more volatility and is more sensitive to seasonality. Our trailing 12-month total personal auto policy life expectancy was up 24% year over year, with Agency up 29% and Direct up 19%. We saw improvement in our trailing 12-month policy life expectancy on a month-over-prior month basis throughout the second half of 2023. On a trailing 3-month basis, our personal auto policy life expectancy was up 14% year over year, which is a significant improvement from the 9% decrease in policy life expectancy we reported for 2022. We believe that the improved retention on a trailing 3-month basis reflects our continued competitiveness in the marketplace despite our rate increases.
Our trailing 12-month policy life expectancy increased 5% and 15% for special lines and Property, respectively, and decreased 12% for Commercial Lines. While the decrease in the Commercial Lines policy life expectancy was across all BMTs, the for-hire transportation BMT saw the largest year-over-year decrease in retention. Commercial auto retention is being negatively impacted by our rate and underwriting actions and unfavorable trucking market
conditions, which we believe are driving increased shopping and causing motor carriers to exit the industry.

C. Investments
The fair value of our investment portfolio was $66.0 billion at December 31, 2023, compared to $53.5 billion at December 31, 2022. The increase in value from year-end 2022, primarily reflected cash flows from operations and increases in the valuations of our portfolio during the year.
Our asset allocation strategy is to maintain 0%-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities (the securities allocated to Group I and II are defined below under Results of Operations – Investments). At December 31, 2023, 7% of our portfolio was allocated to Group I securities and 93% to Group II securities, compared to 10% and 90%, respectively, at December 31, 2022. The decrease in our allocation to Group I securities, which are the riskier securities in our portfolio, reflects our intent to maintain a more conservative posture in our investment portfolio that includes a greater allocation to U.S. Treasuries.
Our recurring investment income generated a pretax book yield of 3.1% for 2023, compared to 2.4% for 2022, due to the increase in interest rates on the floating-rate securities in our portfolio and the investment of cash and maturities at relatively higher interest rates. Our investment portfolio produced a fully taxable equivalent (FTE) total return of 6.3% for 2023 and of (7.8)% for 2022. Our fixed-income and common stock portfolios had FTE total returns of 5.4% and 26.7%, respectively, for 2023, compared to (6.6)% and (19.4)%, for 2022. The increase in the fixed-income portfolio total return, compared to last year, reflected valuation increases across all sectors due to lower interest rates and tighter credit spreads. The increase in the common stock portfolio return reflected general market conditions in 2023.
At December 31, 2023, the fixed-income portfolio had a weighted average credit quality of AA- and a duration of 3.0 years, compared to AA and 2.9 years at December 31, 2022. Our decrease in weighted average credit quality since December 31, 2022, was mainly due to a second major credit rating agency downgrading U.S. Treasury debt to AA+ from AAA, which led us to lower our U.S. Treasury positions to AA+. Our duration was raised from last year to take advantage of the higher yields in the market.

App.-A-53

II.  FINANCIAL CONDITION
A. Liquidity and Capital Resources
The Progressive Corporation receives cash through subsidiary dividends, capital raising, and other transactions, and uses these funds to contribute to its subsidiaries (e.g., to support growth), to make payments to shareholders and debt holders (e.g., dividends and interest, respectively), to repurchase its common shares, and to redeem or pay off debt, as well as for acquisitions and other business purposes that may arise.
During 2023, The Progressive Corporation received cash from the following sources:
•Debt issuance - issued $500 million of 4.95% Senior Notes due 2033 in an underwritten public offering.
•Dividends from subsidiaries - received $400.9 million from its insurance and non-insurance subsidiaries.
The Progressive Corporation deployed capital through the following actions in 2023:
•Dividends
◦Common shares - declared aggregate dividends of $1.15 per common share, or $673.4 million.
◦Preferred shares - declared aggregate Series B Preferred dividends of $30.2 million.
•Common Share Repurchases - acquired 1.0 million of our common shares at a total cost of $140.7 million either in the open market or to satisfy tax withholding obligations in connection with the vesting of equity awards under our employee equity compensation plan. Pursuant to our financial policies, we repurchase common shares to neutralize dilution from equity-based compensation granted during the year and opportunistically when we believe our shares are trading below our determination of long-term fair value.
•Capital Contributions - contributed a net $621.5 million to its insurance and non-insurance subsidiaries.
Over the last three years, The Progressive Corporation received dividends from its subsidiaries, net of capital contributions, of $2.0 billion, and issued $2.0 billion, in the aggregate, of senior notes.
The covenants on The Progressive Corporation’s existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event that our debt securities are downgraded by a rating agency. While we had an unsecured discretionary line of credit available to us during each of the last three years in the amount of $300 million, currently, and $250 million for the prior periods, we did not borrow under this arrangement, or engage in other short-term borrowings, to fund our operations or for liquidity purposes.
In the aggregate for the last three years, we made the following payments:
•$4.2 billion for common share dividends and $0.1 billion for preferred share dividends;
•$0.7 billion for interest on our outstanding debt;
•$0.5 billion for the maturity of debt;
•$0.5 billion to repurchase our common shares; and
•$0.3 billion related to acquisitions.
Beginning March 15, 2023, the annual dividend rate for the Series B Preferred Shares switched to a floating rate equal to the three-month LIBOR plus a spread of 2.539% applied to the stated amount per share. During the floating rate period, dividends on the Series B Preferred Shares are payable quarterly, if and when declared by the Board of Directors.
We, as calculation agent under our Series B Preferred Shares, determined that the reference rate for the Series B Preferred Shares, for any determination date after June 30, 2023, would be the sum of (i) 3-Month CME Term SOFR plus (ii) a tenor spread adjustment of 0.26161%, and (iii) a spread of 2.539%. The new reference rate became effective for the dividend period determination date commencing September 15, 2023. The reference rate was determined in accordance with the successor base rate provisions of the Series B Preferred Shares and the Adjustable Interest Rate (LIBOR) Act and the regulation issued by the Board of Governors of the Federal Reserve System on December 16, 2022, implementing the LIBOR Act.
Pursuant to authorization from our Board of Directors, we redeemed all of the outstanding Series B Preferred Shares at the stated amount of $1,000 per share for an aggregate payout of $507.8 million, including accrued and unpaid dividends to, but excluding, February 22, 2024, which was the redemption date.
Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims, as well as from our objective for our insurance subsidiaries to produce an aggregate calendar-year underwriting profit of at least 4%. As primarily an auto insurer, our claims liabilities generally have a short-term duration. At December 31, 2023, our loss and loss adjustment expense (LAE) reserves were $34.4 billion. Typically, at any point in time, approximately 50% of our outstanding loss and LAE reserves are paid within the following twelve months and less than 20% are still outstanding after three years. See Note 6 – Loss and Loss Adjustment Expense Reserves for further information on the timing of claims payments.
For the three years ended December 31, 2023, operations generated positive cash flows of $25.3 billion. In 2023, operating cash flows increased $3.8 billion, compared to 2022. The increase in operating cash flow, compared to the prior year, is primarily attributable to collecting more premiums in 2023 relative to paying losses. The increase in premiums collected were mostly driven by rate increases and volume growth. While loss payments also increased
App.-A-54

during 2023, primarily due to higher loss severity trends, the increase in loss payments was not as substantial as the increase in premiums. We believe cash flows will remain positive in the reasonably foreseeable future and do not expect we will have a need to raise capital to support our operations in that timeframe, although changes in market or regulatory conditions affecting the insurance industry, or other unforeseen events, may necessitate otherwise.
As of December 31, 2023, we held $38.7 billion in short-term investments and U.S. Treasury securities, which represented 58.6% of our total portfolio at year end. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments and short-term obligations in the event our cash flow from operations were to be negative. See Item 1A, Risk Factors in our 2023 Form 10-K filed with the U.S. Securities and Exchange Commission for a discussion of certain matters that may affect our portfolio and capital position.
Insurance companies are required to satisfy regulatory surplus and premiums-to-surplus ratio requirements. As of December 31, 2023, our consolidated statutory surplus was $22.2 billion, compared to $17.9 billion at December 31, 2022. Our net premiums written-to-surplus ratio was 2.8 to 1 at year-end 2023, 2.9 to 1 at year-end 2022, and 2.8 to 1 at year-end 2021. At year-end 2023, we also had access to $4.2 billion of securities held in a non-insurance subsidiary, portions of which could be contributed to the capital of our insurance subsidiaries to support growth or for other purposes.
Insurance companies are also required to satisfy risk-based capital ratios. These ratios are determined by a series of dynamic surplus-related calculations required by the laws of various states that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting). Our insurance subsidiaries’ risk-based capital ratios were in excess of applicable minimum regulatory requirements at year-end 2023. Nonetheless, the payment of dividends by our insurance subsidiaries are subject to certain limitations. See Note 8 – Statutory Financial Information for additional information on insurance subsidiary dividends.
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
We monitor our total capital position regularly throughout the year to ensure we have adequate capital to support our insurance operations. At December 31, 2023, we held total capital (debt plus shareholders’ equity) of $27.2 billion, compared to $22.3 billion at December 31, 2022. Our debt-to-total capital ratios at December 31, 2023, 2022, and 2021, were 25.4%, 28.7%, and 21.2%, respectively. Giving effect to the redemption of our Serial Preferred Shares, our debt-to-total capital ratio would have been 25.8% at December 31, 2023. Our debt-to-total capital ratios were consistent with our financial policy of maintaining a ratio of less than 30%.
While our financial policies include a goal of maintaining debt below 30% of total capital at book value, we recognize that various factors, including rising interest rates, widening credit spreads, declines in the equity markets, or erosion in operating results, may result in that ratio exceeding 30% at times. In such a situation, as we experienced at the end of a couple of months during 2022, we may choose to remain above 30% for some time, dependent upon market conditions and the capital needs of our operating businesses. We will continue to monitor this ratio, market conditions, and our capital needs going forward.
At December 31, 2023, we had various noncancelable contractual obligations that were outstanding. We had outstanding $7.0 billion principal amount of Senior Notes with maturity dates ranging from 2027 through 2052, with $4.1 billion of future interest payment obligations related to our outstanding debt. The next debt repayment of $1.0 billion, in the aggregate, is due in 2027 upon the maturity of our 2.45% Senior Notes and our 2.50% Senior Notes. See Note 4 – Debt for additional information on our long-term debt.
App.-A-55

At year-end 2023, we also had $1.0 billion of purchase obligations that are noncancelable commitments for goods and services (e.g., software licenses, maintenance on information technology equipment, and media placements). About 75% of our purchase obligations are payable within one year and less than 5% will be outstanding for longer than three years. In addition, our Property business has $291.5 million of minimum commitments under several multiple-layer property catastrophe reinsurance contracts with various reinsurers with terms ranging from one to three years. See Note 1 – Reporting and Accounting Policies, Commitments and Contingencies for a discussion of these obligations. We do not have, and do not expect to enter into, any material commitments for capital expenditures in the reasonably foreseeable future.
Based upon our capital planning and forecasting efforts, we believe we have sufficient capital resources and cash flows from operations to support our current business, scheduled principal and interest payments on our debt, anticipated quarterly dividends on our common shares, our contractual obligations, and other expected capital requirements for the foreseeable future.
Nevertheless, we may decide to raise additional capital to take advantage of attractive terms in the market and provide additional financial flexibility. We currently have an effective shelf registration with the U.S. Securities and Exchange Commission so that we may periodically offer and sell an indeterminate aggregate amount of senior or subordinated debt securities, preferred stock, depositary shares, common stock, purchase contracts, warrants, and units. The shelf registration enables us to raise funds from the offering of any securities covered by the shelf registration as well as any combination thereof, subject to market conditions.
III.  RESULTS OF OPERATIONS – UNDERWRITING
A. Segment Overview
We report our underwriting operations in three segments: Personal Lines, Commercial Lines, and Property. As a component of our Personal Lines segment, we report our Agency and Direct business results to provide further understanding of our products by distribution channel.
The following table shows the composition of our companywide net premiums written, by segment, for the years ended December 31:

	2023	2022	2021
Personal Lines
Agency	36%	36%	37%
Direct	43	41	41
Total Personal Lines	79	77	78
Commercial Lines	16	18	17
Property	5	5	5
Total underwriting operations	100%	100%	100%
Our Personal Lines business writes insurance for personal autos (which accounts for about 94% of the segment’s total net premiums written) and special lines products (e.g., motorcycles, RVs, watercraft, and snowmobiles). Within Personal Lines, we often refer to our four consumer segments:
•Sam - inconsistently insured;
•Diane - consistently insured and maybe a renter;
•Wrights - homeowners who do not bundle auto and home; and
•Robinsons - homeowners who bundle auto and home.
While our personal auto policies are primarily written for 6-month terms, we write 12-month auto policies in our Platinum agencies to promote bundled auto and home growth. At year-end 2023 and 2022, 14% of our Agency auto policies in force were 12-month policies. To the extent our Agency application mix of annual policies grows, the shift in policy term could increase our written premium mix by channel as 12-month policies have about twice the amount of net premiums written compared to 6-month policies. Our special lines products are written for 12-month terms.
Our Commercial Lines business writes auto-related liability and physical damage insurance, business-related general liability and property insurance predominately for small businesses, and workers’ compensation insurance primarily for the transportation industry. At year-end 2023, we wrote about 90% of our Commercial Lines policies for 12-month terms. The majority of our Commercial Lines business is written through the independent agency channel although we continue to focus on growing our direct business. To serve our direct channel customers, we continue to expand our product offerings, including adding states where we offer BOP, as well as adding these product offerings to our digital platform that serves direct small business consumers (BusinessQuote Explorer®). Our commercial auto business (excluding our TNC, BOP, and Protective Insurance products) written through the direct channel represented about 10% of our total commercial auto premiums written for each of the last three years.
Our Property business writes residential property insurance for homeowners, other property owners, renters, and umbrella insurance. We write about three-fourths of our Property business through the independent agency channel with the balance written in the direct channel. All of our Property policies are written for 12 months.
App.-A-56

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

	2023		2022		2021
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
($ in millions)	$	Margin	$	Margin	$	Margin
Personal Lines
Agency	$1,029.2	4.9%	$734.1	4.1%	$992.1	5.9%
Direct	1,828.2	7.3	769.4	3.8	619.2	3.4
Total Personal Lines	2,857.4	6.2	1,503.5	4.0	1,611.3	4.6
Commercial Lines	123.0	1.2	810.3	8.9	767.8	11.1
Property	28.1	1.1	(238.4)	(10.5)	(312.3)	(15.3)
Other indemnity[1]	(16.2)	NM	(11.4)	NM	(1.4)	NM
Total underwriting operations	$2,992.3	5.1%	$2,064.0	4.2%	$2,065.4	4.7%
1 Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.
The improvement in our companywide underwriting profit margin for 2023, compared to 2022, reflects a reduction in our underwriting expenses, predominately due to lower advertising expenses, as well as rate increases. For the last three years, our catastrophe losses had a fairly consistent impact on our companywide underwriting results. During 2023, we recognized 1.9 points of unfavorable prior accident year development, compared to minimal favorable development for the prior two years. We quickly responded to this unfavorable development and other loss trends that we experienced in 2023, by raising rates in all of our segments to focus on achieving our underwriting target profit margin for the year.
App.-A-57

Further underwriting results for our Personal Lines business, including results by distribution channel, the Commercial Lines business, the Property business, and our underwriting operations in total, were as follows:

Underwriting Performance[1]	2023	2022	2021
Personal Lines – Agency
Loss & loss adjustment expense ratio	77.0	78.1	75.6
Underwriting expense ratio	18.1	17.8	18.5
Combined ratio	95.1	95.9	94.1
Personal Lines – Direct
Loss & loss adjustment expense ratio	78.4	78.6	77.2
Underwriting expense ratio	14.3	17.6	19.4
Combined ratio	92.7	96.2	96.6
Total Personal Lines
Loss & loss adjustment expense ratio	77.8	78.3	76.4
Underwriting expense ratio	16.0	17.7	19.0
Combined ratio	93.8	96.0	95.4
Commercial Lines
Loss & loss adjustment expense ratio	79.0	71.5	69.3
Underwriting expense ratio	19.8	19.6	19.6
Combined ratio	98.8	91.1	88.9
Property
Loss & loss adjustment expense ratio	69.6	83.3	86.4
Underwriting expense ratio	29.3	27.2	28.9
Combined ratio	98.9	110.5	115.3
Total Underwriting Operations
Loss & loss adjustment expense ratio	77.6	77.3	75.7
Underwriting expense ratio	17.3	18.5	19.6
Combined ratio	94.9	95.8	95.3
Accident year – Loss & loss adjustment expense ratio[2]	75.7	77.5	75.7
1 Ratios are expressed as a percentage of net premiums earned. Fees and other revenues are netted against either loss adjustment expenses or underwriting expenses in the ratio calculations, based on the underlying activity that generated the revenue.
2 The accident year ratios include only the losses that occurred during each respective year. As a result, accident period results will change over time, either favorably or unfavorably, as we revise our estimates of loss costs when payments are made or reserves for that accident year are reviewed.
App.-A-58

Losses and Loss Adjustment Expenses (LAE)

(millions)	2023	2022	2021
Change in net loss and LAE reserves	$4,800.1	$3,369.6	$4,233.7
Paid losses and LAE	40,854.5	34,753.1	29,393.9
Total incurred losses and LAE	$45,654.6	$38,122.7	$33,627.6
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
Our total loss and LAE ratio increased 0.3 points in 2023 and 1.6 points in 2022, each compared to the prior year. During 2023, the increase in incurred severity and the unfavorable prior accident years reserve development, both discussed below, was partially offset by higher premiums per policy due to rate increases. Our accident year loss and LAE ratio, which excludes the impact of prior accident year reserve development during each calendar year, decreased 1.8 points in 2023 and increased 1.8 points in 2022, compared to the prior year.
We experienced severe weather conditions in several areas of the country during each of the last three years. Hurricanes, hail storms, tornadoes, and wind activity contributed to catastrophe losses each year. The following table shows our consolidated catastrophe losses and related combined ratio point impact, excluding loss adjustment expenses, for the years ended December 31:

	2023			2022			2021
($ in millions)	$	Point[1]		$	Point[1]		$	Point[1]
Personal Lines	$1,093.4	2.4 pts.		$1,045.6	2.8 pts.		$652.0	1.8 pts.
Commercial Lines	41.2	0.4		34.4	0.4		26.7	0.4
Property	659.2	25.8		580.4	25.6		633.4	31.0
Total catastrophe losses incurred	$1,793.8	3.1	pts.	$1,660.4	3.4	pts.	$1,312.1	3.0	pts.
1 Represents catastrophe losses incurred during the year, including the impact of reinsurance, as a percentage of net premiums earned for each segment.
During 2023, our catastrophe losses reflected severe weather events throughout the United States, with Texas, Florida, Colorado, Oklahoma, and Minnesota contributing to just over half of the losses. We have responded, and plan to continue to respond, promptly to catastrophic events when they occur in order to provide high-quality claims service to our customers.
Changes in our estimate of our ultimate losses on current catastrophes along with potential future catastrophes could have a material impact on our financial condition, cash flows, or results of operations. We reinsure various risks, including, but not limited to, catastrophic losses. We do not have catastrophe-specific reinsurance for our Personal Lines or commercial auto businesses, but we reinsure portions of our Property business. The Property business reinsurance programs include catastrophe occurrence excess of loss contracts and aggregate excess of loss contracts. We also purchase excess of loss reinsurance on our Protective Insurance workers’ compensation insurance business.
We evaluate our reinsurance programs during the renewal process, if not more frequently, to ensure our programs continue to effectively address the company’s risk tolerance. As a result, during 2023, we entered into new reinsurance contracts under our occurrence excess of loss program for our Property business. The reinsurance program has retention thresholds for losses and allocated loss adjustment expenses (ALAE) from a single catastrophic event of $200 million, which is unchanged from the retention threshold on prior contracts. As of December 31, 2023, our reinsurance program included coverage, net of retention, of up to $2.0 billion in damages with substantial coverage for a second or third covered event. When including the Florida Hurricane Catastrophe Fund and the Reinsurance Assistance to Policyholder programs that are specific to Florida, this coverage reached $2.4 billion.
During 2023, we also entered into new catastrophe aggregate excess of loss reinsurance contracts that have multiple layers of coverage. The first retention layer threshold ranges from $500 million to $575 million, excluding named tropical storms and hurricanes. We exceeded the first layer annual retention threshold by $17.9 million during 2023. The second retention layer threshold is $600 million, and includes named tropical storms and hurricanes. The first and second layers provide coverage up to $100 million and $85 million, respectively.
App.-A-59

For 2024, we entered into a new catastrophe aggregate excess of loss reinsurance contract that has multiple layers of coverage, with the first retention layer threshold ranging from $450 million to $475 million, excluding named tropical storms and hurricanes, and the second retention layer threshold of $525 million, including named tropical storms and hurricanes. The first and second layers provide coverage up to $85 million and $100 million, respectively.
While the total coverage limit and per-event retention will evolve to fit the growth of our business, we expect to remain a consistent purchaser of reinsurance coverage. We were able to place our desired coverage at both June 1, 2023 and January 1, 2024, renewal events. While the cost of reinsurance in the markets in which we participate increased for the coverages placed during 2023 and the beginning of 2024, compared to the prior years, and the availability of reinsurance is subject to many forces outside of our control, we did not, and do not expect to in the near term, experience a significant lack of availability of any of the types of reinsurance that we typically purchase. See Item 1A, Risk Factors in our 2023 Form 10-K filed with the U.S. Securities and Exchange Commission, for the year ended December 31, 2023, for a discussion of certain risks related to catastrophe events and the potential impact of climate change. See Item 1, Business – Reinsurance on Form 10-K and Note 7 – Reinsurance for a discussion of our various reinsurance programs.
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
Total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in case reserves) on a calendar-year basis, over the prior-year periods was as follows:

	Growth Over Prior Year
Coverage Type	2023	2022	2021[1]
Bodily injury	10%	8%	11%
Collision	5	16	11
Personal injury protection	2	(9)	7
Property damage	9	20	8
Total	8	13	9
[1]Annualized year-over-2019 year to mitigate the impact that the COVID-19 pandemic had on frequency during 2020.
The year-over-year increase for 2023, compared to 2022, in part, reflects the impact of inflation, which continues to increase the valuation of used vehicles and total loss, repair, and medical costs.
On a calendar-year basis, our commercial auto products’ incurred severity, excluding our TNC, BOP, and Protective Insurance products, increased 6% in 2023 and 2022, compared to 14% in 2021. Since the loss patterns in the TNC, BOP, and Protective Insurance businesses are not indicative of our other commercial auto products, disclosing severity and frequency trends excluding those businesses is more representative of our overall experience for the majority of our commercial auto products.
It is a challenge to estimate future severity, but we continue to monitor changes in the underlying costs, such as general inflation, used car prices, vehicle repair costs, medical costs, health care reform, court decisions, and jury verdicts, along with regulatory changes and other factors that may affect severity.
Our personal auto incurred frequency on a calendar-year basis, over the prior-year periods was as follows:

	Growth Over Prior Year
Coverage Type	2023	2022	2021[1]
Bodily injury	2%	(4)%	(11)%
Collision	(7)	(8)	(3)
Personal injury protection	2	(5)	(10)
Property damage	0	(5)	(11)
Total	(2)	(6)	(7)
[1]Annualized year-over-2019 year to mitigate the impact that the COVID-19 pandemic had on frequency during 2020.
On a calendar-year basis, our commercial auto products’ incurred frequency, excluding our TNC, BOP, and Protective Insurance products, saw an increase of about 2% in 2023, 3% in 2022, and 9% in 2021. On an annualized basis, for 2021, incurred frequency decreased 4% compared to 2019.
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
App.-A-60

The table below presents the actuarial adjustments implemented and the loss reserve development experienced on a companywide basis in the years ended December 31:

($ in millions)	2023		2022		2021
Actuarial Adjustments
Reserve decrease (increase)
Prior accident years	$(453.9)		$(105.5)		$(78.5)
Current accident year	(586.6)		(83.8)		103.9
Calendar year actuarial adjustments	$(1,040.5)		$(189.3)		$25.4
Prior Accident Years Development
Favorable (unfavorable)
Actuarial adjustments	$(453.9)		$(105.5)		$(78.5)
All other development	(640.1)		191.8		83.2
Total development	$(1,094.0)		$86.3		$4.7
(Increase) decrease to calendar year combined ratio	(1.9)	pts.	0.2	pts.	0	pts.
Total development consists of both actuarial adjustments and “all other development” on prior accident years. We use “accident year” generically to represent the year in which a loss occurred. The actuarial adjustments represent the net changes made by our actuarial staff to both current and prior accident year reserves based on regularly scheduled reviews. Through these reviews, our actuaries identify and measure variances in the projected frequency and severity trends, which allow them to adjust the reserves to reflect current cost trends.
For our Property business, 100% of catastrophe losses are reviewed monthly and any development on catastrophe reserves are included as part of the actuarial adjustments. For the Personal Lines and Commercial Lines businesses, development for catastrophe losses in the vehicle businesses would be reflected in “all other development,” discussed below, to the extent they relate to prior year reserves. We report these actuarial adjustments separately for the current and prior accident years to reflect these adjustments as part of the total prior accident years development.
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
Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while incurring minimal variation from the date the reserves are initially established until losses are fully developed. Our ability to meet this objective is impacted by many factors. Changes in case law, particularly related to personal injury protection, can make it difficult to estimate reserves timely and with minimal variation. As reflected in the table above, we experienced unfavorable prior year development during 2023, compared to favorable prior year development in both 2022 and 2021.
About 65% of the total unfavorable development for 2023 was in our personal auto products with our Agency and Direct auto businesses contributing nearly equally. Just over half of the unfavorable development was attributable to higher than anticipated severity in auto property and physical damage coverages, and the remainder primarily due to increased loss costs in Florida injury and medical coverages and, to a lesser extent, higher than anticipated late reported injury claims. This was partially offset by lower than anticipated loss adjustment expenses.
While it is difficult to quantify the direct impact of insurance legislation that went into effect during 2023 in Florida, Florida contributed approximately half of the total prior accident year reserve development across all personal auto product lines during 2023. We continue to believe that the Florida tort reform will likely have a positive impact on the insurance industry in Florida over the long term and began seeing some of this occur in late 2023. We will continue to monitor the ever-changing legislative and regulatory environment and will respond as we deem necessary.
Coverages related to fixing vehicles have seen unprecedented increases in severity trends on previously closed claims during 2023, relative to the last couple of years, and continued to be the major driver of prior year unfavorable development countrywide. The contributors to the increased trends came from a variety of sources, including longer vehicle repair times, longer rental times, and higher parts prices and labor rates. Fixing vehicle coverages are short-tailed, which explains why about 85% of the total year-to-date prior year development is from the 2022 accident year. Excluding Florida, accident years prior to 2022 have developed favorably.
App.-A-61

Our current year actuarial adjustments during the first half of the year were also primarily due to fixing vehicles. Since fixing vehicle coverages are short-tailed, most of the claims that are affected by emerging trends occurred in the later part of 2022. Accordingly, the steeper trends in fixing vehicle coverages increasingly affected claims that occurred in the current accident year. Florida litigation has been a relatively small part of current year actuarial adjustments since the increase in litigation largely affected claims that occurred before March 2023. During the second half of 2023, we saw current year actuarial adjustments moderate. About 40% of current year actuarial adjustments during the second half of the year related to our TNC business. We continue to monitor loss trends across all states and coverages and will remain vigilant to adjust reserves to reflect those trends.
Our Commercial Lines business represented about one-third of the unfavorable development during 2023, mainly due to higher than anticipated severity and frequency of late reported injury claims and large loss emergence on injury claims, with about half of the unfavorable development attributable to our TNC business. The trend in loss costs during 2023 was steep, as costs for medical care and vehicle repair labor continued to climb. Although we have seen the inflationary environmental trends moderate, we believe the impact of these trends will continue to affect loss costs for the foreseeable future.
See Note 6 – Loss and Loss Adjustment Expense Reserves, for a more detailed discussion of our prior accident years development.

Underwriting Expenses
Underwriting expenses include policy acquisition costs and other underwriting expenses. The underwriting expense ratio is our underwriting expenses, net of certain fees and other revenues, expressed as a percentage of net premiums earned. For 2023, our underwriting expense ratio was down 1.2 points, compared to the prior year, primarily reflecting growth in net premiums earned and decreases in our advertising spend. In total, our companywide advertising spend decreased 21%, compared to 2022, as part of our efforts to focus on profitability during the year. The reduction in advertising spend, in concert with premium growth, reduced the contribution of advertising to our combined ratio by 1.4 points during 2023, compared to 2022.
To analyze underwriting expenses, we also review our non-acquisition expense ratio (NAER), which excludes costs related to policy acquisition, including advertising and agency commissions, from our underwriting expense ratio. By excluding acquisition costs from our underwriting expense ratio, we are able to understand costs other than those necessary to acquire new policies and grow the business. In 2023, our NAER increased 0.1 points, 0.4 points, and 1.3 points in our Personal Lines, Commercial Lines, and Property businesses, respectively, compared to 2022. In addition to employee compensation, which impacted all of the businesses’ NAER, the increase in our Property NAER primarily reflected additional investments we made during the year in underwriting and pricing functions.
App.-A-62

C. Growth
For our underwriting operations, we analyze growth in terms of both premiums and policies. Net premiums written represent the premiums from policies written during the period, less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are earned as revenue over the life of the policy using a daily earnings convention. Policies in force, our preferred measure of growth since it removes the variability due to rate changes or mix shifts, represents all policies for which coverage was in effect as of the end of the period specified.

For the years ended December 31,	2023		2022		2021
($ in millions)	$	% Growth	$	% Growth	$	% Growth
Net Premiums Written
Personal Lines
Agency	$22,277.9	22%	$18,334.2	6%	$17,257.9	7%
Direct	26,303.1	26	20,944.3	11	18,910.9	10
Total Personal Lines	48,581.0	24	39,278.5	9	36,168.8	8
Commercial Lines	10,138.3	8	9,398.8	17	8,015.9	51
Property	2,830.6	18	2,401.7	8	2,216.2	16
Other indemnity[1]	0.3	(86)	2.1	(51)	4.3	NM
Total underwriting operations	$61,550.2	20%	$51,081.1	10%	$46,405.2	14%
Net Premiums Earned
Personal Lines
Agency	$21,198.2	19%	$17,744.7	5%	$16,881.0	7%
Direct	25,015.1	24	20,135.5	9	18,492.3	10
Total Personal Lines	46,213.3	22	37,880.2	7	35,373.3	8
Commercial Lines	9,898.7	9	9,088.3	31	6,945.2	42
Property	2,551.4	12	2,270.0	11	2,042.5	16
Other indemnity[1]	1.0	(63)	2.7	(65)	7.7	NM
Total underwriting operations	$58,664.4	19%	$49,241.2	11%	$44,368.7	13%
NM = Not meaningful
[1] Includes other underwriting business and run-off operations.

December 31,	2023		2022		2021
(# in thousands)	#	% Growth	#	% Growth	#	% Growth
Policies in Force
Personal Lines
Agency auto	8,335.5	7%	7,766.3	(1)%	7,879.0	3%
Direct auto	11,190.4	10	10,131.0	6	9,568.2	8
Total auto	19,525.9	9	17,897.3	3	17,447.2	6
Special lines[1]	5,968.6	7	5,558.1	5	5,288.5	8
Personal Lines — total	25,494.5	9	23,455.4	3	22,735.7	6
Commercial Lines	1,098.5	5	1,046.4	8	971.2	18
Property	3,096.5	9	2,851.3	3	2,776.2	12
Companywide total	29,689.5	9%	27,353.1	3%	26,483.1	7%
1 Includes insurance for motorcycles, RVs, watercraft, snowmobiles, and similar items.
To analyze growth, we review new policies, rate levels, and the retention characteristics of our segments. Although new policies are necessary to maintain a growing book of business, we recognize the importance of retaining our current customers as a critical component of our continued growth.

App.-A-63

D. Personal Lines
The following table shows our year-over-year changes for our Personal Lines business:

	Growth Over Prior Year
	2023	2022	2021
Applications
New	14%	1%	(2)%
Renewal	10	1	11
Written premium per policy - Auto	10	9	0
Policy life expectancy - Auto
Trailing 3 months	14	(9)	(1)
Trailing 12 months	24	(22)	2
In our Personal Lines business, compared to the prior year periods, personal auto new applications grew 60% in the first half of 2023, but decreased dramatically during the second half of 2023, as a result of targeted rate and non-rate actions we took to focus on profitability over growth in an effort to achieve our calendar-year underwriting profitability goal. For 2023, our new applications grew 15% in personal auto and 11% in special lines, compared to 2022. Compared to the prior year, our personal auto renewal applications for 2023 were up 10% and our special lines products recorded a 6% increase in renewal applications.
Results for 2023 varied by consumer segment. Personal auto policies in force grew between 1% and 14% across all consumer segments, compared to the prior year, with Sam reporting the lowest increase and the Wrights and Robinsons having the largest growth. New business application growth was up across all segments. Quote volume decreased in all consumer segments, except the Wrights, with all consumer segments seeing an increased rate of conversion.
Our focus on achieving our target underwriting profitability takes precedence over growth. We will continue to manage growth and profitability in accordance with our long-standing goal of growing as fast as we can as long as we can provide high-quality customer service, at or below a companywide 96 combined ratio on a calendar-year basis. During 2023, in addition to rate increases, we took measures to achieve our target profit margin that included slowing new business growth through verification activities, bill plan offerings, and we also continued to exercise general operational expense discipline.
During 2023, we implemented personal auto rate increases in 48 states that, on an aggregate basis, increased rates about 19% during the year, following a 13% rate increase during 2022. In response to rising costs, we started taking rate increases in the second quarter 2021 and continued taking rate increases throughout 2023. We believe that our prior-year rate increases had a negative impact on our 2022 policy life expectancy, and as competitors also raised rates, our retention started to lengthen as evidenced by the growth in our trailing 3- and 12-month policy life expectancy in 2023. Our written premium per policy increased during 2023 and 2022, primarily due to the rate increases taken in those years.
We report our Agency and Direct business results separately as components of our Personal Lines segment to provide further understanding of our products by distribution channel. The channel discussions below are focused on personal auto insurance since this product accounted for 94% of the Personal Lines segment net premiums written during 2023.
The Agency Business

	Growth Over Prior Year
	2023	2022	2021
Applications - Auto
New	15%	(3)%	(8)%
Renewal	6	(3)	8
Written premium per policy - Auto	12	11	1
Policy life expectancy - Auto
Trailing 3 months	23	(11)	(3)
Trailing 12 months	29	(24)	1
The Agency business includes business written by more than 40,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. During 2023, 40 states and the District of Columbia generated new Agency auto application growth, including 9 of our top 10 largest Agency states. Total Agency auto applications increased 8% with growth in both new and renewal applications. New applications and policies in force increased during 2023, across all consumer segments, except Sam, who saw a low single digit decline in both measures, compared to 2022.
During 2023, we experienced a 1% year-over-year increase in Agency auto quotes and a 13% increase in the rate of conversion. While all consumer segments contributed to the increase in conversion, compared to 2022, only the Wrights saw an increase in quote volume year over year in 2023. Written premium per policy for new and renewal Agency auto business increased 7% and 13%, respectively, compared to 2022, primarily driven by rate increases.
Policy life expectancy in the Agency business lengthened significantly during 2023, following substantial declines in 2022. During 2023, as part of our efforts to slow growth to achieve our target profitability, we focused our efforts to attract a more preferred tier of customers, along with more Robinsons, who tend to stay with us longer.
App.-A-64

The Direct Business

	Growth Over Prior Year
	2023	2022	2021
Applications - Auto
New	15%	6%	0%
Renewal	13	3	13
Written premium per policy - Auto	10	8	(1)
Policy life expectancy - Auto
Trailing 3 months	6	(6)	2
Trailing 12 months	19	(19)	3
The Direct business includes business written directly by Progressive online, through our Progressive mobile app, or by the phone. During 2023, we generated new Direct auto application growth in 46 states and the District of Columbia, including 8 of our top 10 largest Direct states. Total auto applications increased 13% with growth in both new and renewal applications. New applications increased across all consumer segments and policies in force grew between 4% and 13% in each consumer segment, compared to 2022.
During 2023, we experienced an increase in Direct auto quote volume and conversion of 5% and 9%, respectively, compared to 2022. All consumer segments saw an increase in quote volume except Sam, who experienced a low single digit decline, with all consumer segments seeing an increase in the rate of conversion, compared to 2022.
Written premium per policy for new and renewal Direct auto business increased 5% and 11%, respectively, during 2023, compared to 2022, primarily driven by rate increases.
The Direct business experienced a lengthening of retention in 2023, following decreases in policy life expectancy in 2022. The drivers of the change in policy life expectancy were similar to the Agency business where the focus was to grow more bundled customers and those in a more preferred market tier.
E. Commercial Lines
Our Commercial Lines business operates in five traditional BMTs, which include business auto, for-hire transportation, contractor, for-hire specialty, and tow markets, primarily written through the agency channel. We also write TNC business, BOP insurance, and, through Protective Insurance, larger fleet and workers’ compensation insurance primarily for the transportation industry, along with trucking industry independent contractors, and affinity programs.
The following table and discussion focuses on our commercial auto product, excluding our TNC and Protective Insurance products. Year-over-year changes in our commercial auto product were as follows:

	Growth Over Prior Year
	2023	2022	2021
Applications
New	4%	(1)%	27%
Renewal	4	12	12
Written premium per policy	3	11	17
Policy life expectancy Trailing 12 months	(12)	(12)	11
The increases in net premiums written in our Commercial Lines business reflected growth in all of our BMTs, except our for-hire transportation BMT, which continued to be impacted by a slowdown in the rate of economic activity and challenging freight market conditions. The most significant growth was in our contractor and business auto BMTs. We believe the increase in our contractor BMT was influenced by increased construction, employment, and commercially based economic spending trends during 2023.
During 2023, commercial auto new application growth was positive in each of our BMTs, except for our for-hire transportation BMT, as previously discussed. We experienced a 7% increase in quote volume and a 3% decrease in the rate of conversion in our commercial auto products during 2023, compared to 2022.
During 2023, we increased rates, in aggregate, about 17% in our commercial auto products. Written premium per policy for new commercial auto business decreased 3% for 2023, compared to 2022. Shifts in the mix of business from for-hire trucking, which has higher premiums, to lower premium products, like business auto and contractor BMTs, more than offset the rate increases we took in commercial auto on our new business. Written premium per policy on renewal commercial auto products increased 6%, compared to 2022.
Our policy life expectancy decreased in all BMTs. We believe increased rates and non-rate actions as well as unfavorable trucking market conditions drove increased shopping and motor carriers exited the industry, resulting in negative effects on policy life expectancy.
App.-A-65

F. Property
The following table shows our year-over-year changes for our Property business:

	Growth Over Prior Year
	2023	2022	2021
Applications
New	15%	(8)%	20%
Renewal	5	8	10
Written premium per policy	10	6	1
Policy life expectancy Trailing 12 months	15	(7)	(9)
Our Property business writes residential property insurance for homeowners, other property owners, and renters, and umbrella insurance in the agency and direct channels.
Improving profitability and reducing concentration exposure continued to be the top priority for our Property business during 2023. We concentrated our growth in the Property business in markets that are less susceptible to catastrophes and lowered our exposure to coastal and hail-prone states for all products, excluding renters and umbrella. New applications in the growth-oriented states were up about 45%, compared to 2022. In regions where our appetite to write new business is limited, we continued to prioritize Progressive auto bundles, as well as lower risk properties, such as new construction or homes with newer roofs.
New applications were down about 20% during 2023 in the more volatile weather states, compared to last year. In addition, to continue to rebalance our Property business, we began a non-renewal effort of up to 115,000 Property policies in Florida. Following the required notices, the first of these non-renewals will go into effect in the second quarter of 2024 and will continue over the following 12 months. To try to ease disruption to our customers and agents, we reached an agreement with another unaffiliated Florida insurer to offer replacement policies to these policyholders, subject to the insurer’s underwriting and financial guidelines and agent appointments where applicable.
Our written premium per policy increased on a year-over-year basis, primarily attributable to rate increases taken over the last 12 months and higher premium coverages reflecting increased property values. During 2023, we increased rates, in aggregate, about 16% in our Property segment, with larger increases in coastal and hail-prone states. The written premium per policy increase was partially offset by less homeowners growth in volatile states that have higher average premiums. We intend to continue to make targeted rate increases in states where we believe it is necessary to achieve our profitability targets.

The policy life expectancy in our Property business lengthened during 2023, compared to decreases in policy life expectancy during 2022, primarily driven by a slowdown in the housing market and a shift in the mix of business.
G. Litigation
The Progressive Corporation and/or its insurance subsidiaries are named as defendants in various lawsuits arising out of claims made under insurance policies issued by its subsidiaries in the ordinary course of business. We consider all legal actions relating to such claims in establishing our loss and loss adjustment expense reserves.
In addition, various Progressive entities are named as defendants in a number of alleged class/collective/representative actions or individual lawsuits arising out of the operations of the insurance subsidiaries. We plan to contest these suits vigorously, but may pursue settlement negotiations in some cases, as we deem appropriate. In the event that any one or more of these cases results in a substantial judgment against us, or settlement by us, or if our accruals (if any) prove to be inadequate, the resulting liability could have a material adverse effect on our consolidated financial condition, cash flows, and/or results of operations or our liquidity. During the last three years, we have settled several class/collective action and individual lawsuits. These settlements did not have a material effect on our financial condition, cash flows, or results of operations. See Note 12 – Litigation for a more detailed discussion.
H. Income Taxes
At December 31, 2023 and 2022, we had net current income taxes payable of $311.8 million and $10.9 million, respectively, which were reported in accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets. This balance, which represented our estimated tax liability for the year less payments made during the year, may fluctuate from period to period due to normal timing differences and the portion of earnings generated during the fourth quarter relative to our annual earnings. See Note 5 – Income Taxes for further information.
A deferred tax asset or liability is a tax benefit or expense, respectively, that is expected to be realized in a future tax return. At December 31, 2023 and 2022, we reported net deferred tax assets. We are required to assess our deferred tax assets for recoverability, and, based on our analysis, we determined that we did not need a valuation allowance on our gross deferred tax assets for either year. Although realization of the gross deferred tax assets is not assured, management believes it is more likely than not that the gross deferred tax assets will be realized based on our expectation we will be able to fully utilize the deductions that are recognized for tax purposes.We believe our deferred tax asset related to net unrealized losses on fixed-maturity securities will be realized based on the existence of prior-year capital gains and current temporary
App.-A-66

differences related to unrealized gains in our equity portfolio.
Our effective tax rate was 20% for 2023 and 2021, compared to 22% for 2022. The decrease in the effective tax rate during 2023, compared to 2022, was in part attributable to the goodwill impairment in 2022, which is not deductible for income tax purposes.
Consistent with prior years, we had no uncertain tax positions. See Note 5 – Income Taxes for further information.
IV.  RESULTS OF OPERATIONS – INVESTMENTS
A. Portfolio Summary
At year-end 2023, the fair value of our investment portfolio was $66.0 billion, compared to $53.5 billion at year-end 2022. The increase in value from year-end 2022 primarily reflected cash flows from operations and increases in the valuation of our portfolio. Our investment income (interest and dividends) increased 50% and 46% in 2023 and 2022, respectively. The increases in both years were primarily due to investing new cash from operations, and proceeds from maturing bonds, at higher coupon rates, and an increase in interest rates on our floating-rate securities.
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
The following summarizes investment results for the years ended December 31:

	2023	2022	2021
Pretax recurring investment book yield	3.1%	2.4%	1.9%
FTE total return:
Fixed-income securities	5.4	(6.6)	(0.1)
Common stocks	26.7	(19.4)	33.4
Total portfolio	6.3	(7.8)	2.6

The increase in the book yield during 2023 and 2022, primarily reflected investing new cash from operations, and proceeds from maturing bonds, at higher coupon rates, and an increase in interest rates on our floating-rate securities. The increase in the fixed-income portfolio total return, compared to last year, reflected valuation increases across all sectors due to lower interest rates and tighter credit spreads, while the increase in the common stock return reflected general market conditions.
A further break-down of our FTE total returns for our fixed-income portfolio for the years ended December 31, follows:

	2023	2022	2021
Fixed-income securities:
U.S. Treasury Notes	4.6%	(7.8)%	(1.2)%
Municipal bonds	5.9	(8.3)	(0.2)
Corporate bonds	7.1	(6.0)	(0.4)
Residential mortgage-backed securities	9.2	0.6	1.3
Commercial mortgage-backed securities	6.9	(9.5)	0.5
Other asset-backed securities	7.2	(1.6)	0.7
Preferred stocks	2.5	(8.3)	6.9
Short-term investments	5.0	1.5	0.1

App.-A-67

C. Portfolio Allocation
The composition of the investment portfolio at December 31, was:

($ in millions)	Fair Value	% of Total Portfolio	Duration (years)	Average Rating[1]
2023
U.S. government obligations	$36,869.4	55.9%	3.6	AA+
State and local government obligations	2,202.8	3.3	3.0	AA+
Foreign government obligations	16.3	0.1	2.6	AAA
Corporate debt securities	11,183.7	16.9	2.7	BBB+
Residential mortgage-backed securities	417.2	0.6	0.5	A+
Commercial mortgage-backed securities	3,939.7	6.0	2.3	A
Other asset-backed securities	5,575.4	8.4	1.2	AA+
Preferred stocks	1,075.8	1.7	2.4	BBB-
Short-term investments	1,789.9	2.7	<0.1	AA-
Total fixed-income securities	63,070.2	95.6	3.0	AA-
Common equities	2,928.4	4.4	na	na
Total portfolio[2]	$65,998.6	100.0%	3.0	AA-

2022
U.S. government obligations	$25,167.4	47.0%	3.7	AAA
State and local government obligations	1,977.1	3.7	3.5	AA+
Foreign government obligations	15.5	0.1	3.5	AAA
Corporate debt securities	9,412.7	17.6	2.8	BBB
Residential mortgage-backed securities	666.8	1.2	0.4	A
Commercial mortgage-backed securities	4,663.5	8.7	2.7	A+
Other asset-backed securities	4,564.6	8.5	1.1	AA+
Preferred stocks	1,397.5	2.6	2.8	BBB-
Short-term investments	2,861.7	5.4	0.1	AAA-
Total fixed-income securities	50,726.8	94.8	2.9	AA
Common equities	2,821.5	5.2	na	na
Total portfolio[2]	$53,548.3	100.0%	2.9	AA
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
2 At December 31, 2023 and 2022, we had $45.6 million and $34.4 million, respectively, of net unsettled security transactions included in other assets.
The total fair value of the portfolio at December 31, 2023 and 2022, included $4.2 billion and $4.4 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions.
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
App.-A-68

The following table shows the composition of our Group I and Group II securities at December 31:

	2023		2022
($ in millions)	Fair Value	% of Total Portfolio	Fair Value	% of Total Portfolio
Group I securities:
Non-investment-grade fixed maturities	$532.6	0.8%	$1,249.2	2.3%
Redeemable preferred stocks[1]	86.9	0.1	92.1	0.2
Nonredeemable preferred stocks	902.1	1.4	1,213.2	2.3
Common equities	2,928.4	4.4	2,821.5	5.2
Total Group I securities	4,450.0	6.7	5,376.0	10.0
Group II securities:
Other fixed maturities	59,758.7	90.6	45,310.6	84.6
Short-term investments	1,789.9	2.7	2,861.7	5.4
Total Group II securities	61,548.6	93.3	48,172.3	90.0
Total portfolio	$65,998.6	100.0%	$53,548.3	100.0%
1 We held no non-investment-grade redeemable preferred stocks at December 31, 2023 or 2022.
To determine the allocation between Group I and Group II, we use the credit ratings from models provided by the National Association of Insurance Commissioners (NAIC) to classify our residential and commercial mortgage-backed securities, excluding interest-only (IO) securities, and the credit ratings from nationally recognized statistical rating organizations (NRSROs) to classify all other debt securities. NAIC ratings are based on a model that considers the book price of our securities when assessing the probability of future losses in assigning a credit rating. As a result, NAIC ratings can vary from credit ratings issued by NRSROs. Management believes NAIC ratings more accurately reflect our risk profile when determining the asset allocation between Group I and II securities.

Unrealized Gains and Losses
As of December 31, 2023, our fixed-maturity portfolio had total after-tax net unrealized losses, which are recorded as part of accumulated other comprehensive income (loss) on our consolidated balance sheets, of $1.6 billion, compared to $2.8 billion at December 31, 2022. The decrease in total unrealized loss year over year, was due to valuation increases across all fixed-maturity sectors, most prominently in our U.S. Treasury, corporate debt, and other asset-backed portfolios as lower interest rates and tighter credit spreads drove strong portfolio performance.
See Note 2 – Investments for a further break-out of our gross unrealized gains (losses).
App.-A-69

Holding Period Gains (Losses)
The following table provides the balance and activity for both the gross and net holding period gains (losses) for 2023:

(millions)	Gross Holding Period Gains	Gross Holding Period Losses	Net Holding Period Gains (Losses)
Balance at December 31, 2022
Hybrid fixed-maturity securities	$1.3	$(75.8)	$(74.5)
Equity securities[1]	2,026.6	(182.2)	1,844.4
Total holding period securities	2,027.9	(258.0)	1,769.9
Current year change in holding period securities
Hybrid fixed-maturity securities	4.0	41.4	45.4
Equity securities[1]	207.3	95.7	303.0
Total changes in holding period securities	211.3	137.1	348.4
Balance at December 31, 2023
Hybrid fixed-maturity securities	5.3	(34.4)	(29.1)
Equity securities[1]	2,233.9	(86.5)	2,147.4
Total holding period securities	$2,239.2	$(120.9)	$2,118.3
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
Interest Rate Risk This risk includes the change in value resulting from movements in the underlying market rates of debt securities held. We manage this risk by maintaining the portfolio’s duration (a measure of the portfolio’s exposure to changes in interest rates) between 1.5 and 5.0 years. The duration of the fixed-income portfolio was 3.0 years at December 31, 2023, compared to 2.9 years at December 31, 2022. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) is monitored on a regular basis.
The duration distribution of our fixed-income portfolio, excluding short-term investments, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, at December 31, was:

Duration Distribution	2023	2022
1 year	18.1%	17.5%
2 years	12.0	16.9
3 years	25.7	21.3
5 years	27.4	25.1
7 years	14.6	14.0
10 years	2.2	5.2
Total fixed-income portfolio	100.0%	100.0%

Credit Risk This exposure is managed by maintaining an A+ minimum weighted average portfolio credit quality rating, as defined by NRSROs. At December 31, 2023 and 2022, our weighted average credit quality rating was AA- and AA, respectively. The credit quality distribution of the fixed-income portfolio at December 31, was:

Average Rating	2023	2022
AAA	10.7%	65.5%
AA	65.1	6.4
A	7.0	7.6
BBB	15.7	17.2
Non-investment-grade/non-rated:[1]
BB	1.2	2.5
B	0.2	0.5
CCC and lower	0	0.1
Non-rated	0.1	0.2
Total fixed-income portfolio	100.0%	100.0%
1 The ratings in the table above are assigned by NRSROs.

The year-over-year rating shift between the AAA and AA categories was primarily due to a second major credit rating agency downgrading U.S. Treasury debt to AA+ from AAA, which led us to lower our U.S. Treasury positions to AA+.
Concentration Risk Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state’s general obligation bonds, to 2.5% of shareholders’ equity, while the single issuer guideline on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders’ equity. Additionally, the guideline
App.-A-70

applicable to any state’s general obligation bonds is 6% of shareholders’ equity. We consider concentration risk both overall and in the context of individual asset classes and sectors, including, but not limited to, common equities, residential and commercial mortgage-backed securities, municipal bonds, and high-yield bonds. At December 31, 2023 and 2022, we were within all of the constraints described above.
Prepayment and Extension Risk We are exposed to this risk especially in our asset-backed (i.e., structured product) and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended will have a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. Our holdings of different types of structured debt and preferred securities help manage this risk. During 2023 and 2022, we did not experience significant adverse prepayment or extension of principal relative to our cash flow expectations in the portfolio.
Liquidity Risk Our overall portfolio remains very liquid and we believe that it is sufficient to meet expected near-term liquidity requirements. The short-to-intermediate duration of our portfolio provides a source of liquidity. During 2024, we expect approximately $6.1 billion, or 25%, of principal repayment from our fixed-income portfolio, excluding U.S. Treasury Notes and short-term investments. Cash from interest and dividend payments provides an additional source of recurring liquidity.
The duration of our U.S. government obligations, which are included in the fixed-income portfolio, was comprised of the following at December 31, 2023:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes
Less than one year	$3,402.9	0.6
One to two years	4,309.2	1.4
Two to three years	4,226.8	2.5
Three to five years	16,153.5	3.9
Five to seven years	7,207.9	5.6
Seven to ten years	1,569.1	7.4
Total U.S. Treasury Notes	$36,869.4	3.6

ASSET-BACKED SECURITIES
Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gains (Losses)	% of Asset- Backed Securities	Duration (years)	Average Rating (at period end)[1]
2023
Residential mortgage-backed securities	$417.2	$(9.8)	4.2%	0.5	A+
Commercial mortgage-backed securities	3,939.7	(595.5)	39.7	2.3	A
Other asset-backed securities	5,575.4	(91.4)	56.1	1.2	AA+
Total asset-backed securities	$9,932.3	$(696.7)	100.0%	1.6	AA-
2022
Residential mortgage-backed securities	$666.8	$(17.2)	6.7%	0.4	A
Commercial mortgage-backed securities	4,663.5	(782.5)	47.1	2.7	A+
Other asset-backed securities	4,564.6	(259.6)	46.2	1.1	AA+
Total asset-backed securities	$9,894.9	$(1,059.3)	100.0%	1.8	AA-
1 The credit quality ratings are assigned by NRSROs.
App.-A-71

Residential Mortgage-Backed Securities (RMBS) The following table details the credit quality rating and fair value of our RMBS, along with the loan classification and a comparison of the fair value at December 31, 2023, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Residential Mortgage-Backed Securities (at December 31, 2023)
($ in millions) Average Rating[1]	Non-Agency	Government/GSE[2]	Total	% of Total
AAA	$64.7	$0.3	$65.0	15.6%
AA	33.4	1.1	34.5	8.2
A	267.8	0	267.8	64.2
BBB	44.1	0	44.1	10.6
Non-investment-grade/non-rated:
BB	0.3	0	0.3	0.1
CCC and lower	1.4	0	1.4	0.3
Non-rated	4.1	0	4.1	1.0
Total fair value	$415.8	$1.4	$417.2	100.0%
Decrease in value	(2.2)%	(4.6)%	(2.3)%
1 The credit quality ratings are assigned by NRSROs; when we assigned the NAIC ratings for our RMBS, 97% of our non-investment-grade securities were rated investment grade and reported as Group II securities, with the remainder classified as Group I.
2 The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).
In the residential mortgage-backed sector, our portfolio consists of deals that are backed by either high-credit quality borrowers or those that have strong structural protections through underlying loan collateralization. During 2023, the RMBS portfolio decreased as a result of principal paydowns, maturities, and tender offers on securities that we participated in.
Commercial Mortgage-Backed Securities (CMBS) The following table details the credit quality rating and fair value of our CMBS, along with a comparison of the fair value at December 31, 2023, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Commercial Mortgage-Backed Securities (at December 31, 2023)
($ in millions) Average Rating[1]	Multi-Borrower	Single-Borrower	Total	% of Total
AAA	$179.6	$971.5	$1,151.1	29.2%
AA	0	924.7	924.7	23.5
A	0	727.7	727.7	18.5
BBB	0	733.1	733.1	18.6
Non-investment-grade/non-rated:
BB	0	393.1	393.1	10.0
B	0	10.0	10.0	0.2
Total fair value	$179.6	$3,760.1	$3,939.7	100.0%
Decrease in value	(4.1)%	(13.5)%	(13.1)%
1The credit quality ratings are assigned by NRSROs; when we assigned the NAIC ratings for our CMBS, 62% of our non-investment-grade securities were rated investment grade and reported as Group II securities, with the remainder classified as Group I.
The CMBS portfolio experienced heightened volatility throughout 2023 due to ongoing challenges around the commercial real estate market and higher financing costs for commercial properties. In general, delinquencies in the CMBS market have increased as some loans that reached their maturity date have had difficulty refinancing. New CMBS issuances continued to remain slow in the single-asset single-borrower market and liquidity has continued to be challenged. During 2023, we selectively reduced certain positions that we believed would be sensitive to potential future economic uncertainty. As of December 31, 2023, we had no delinquencies in our CMBS portfolio.
App.-A-72

With focus on the commercial real estate sector, the following table shows the composition of our CMBS portfolio by maturity year and sector:

Commercial Mortgage-Backed Securities Sector Details (at December 31, 2023)
($ in millions) Maturity[1]	Office	Lab Office	Multi-family	Multi-family IO	Retail	Industrial	Self-storage	Casino	Defeased	Total	Average Original LTV	Average Current DSCR
2024	$121.3	$24.4	$22.2	$41.5	$35.2	$180.0	$0	$0	$158.8	$583.4	58.2%	2.0
2025	0	41.9	0	37.0	63.9	43.8	0	0	0	186.6	65.7	2.1
2026	426.5	81.6	281.7	33.4	0	90.6	60.7	109.4	0	1,083.9	60.9	1.9
2027	405.1	0	38.9	30.2	0	94.0	245.7	0	0	813.9	60.1	1.9
2028	249.0	0	0	22.9	0	0	0	0	0	271.9	51.9	3.3
2029	383.0	0	0	10.9	0	0	0	66.8	0	460.7	58.8	3.1
2030	72.1	59.2	0	3.7	0	0	0	89.9	0	224.9	55.5	3.1
2031	223.1	91.3	0	0	0	0	0	0	0	314.4	66.5	2.1
Total fair value	$1,880.1	$298.4	$342.8	$179.6	$99.1	$408.4	$306.4	$266.1	$158.8	$3,939.7
LTV= loan to value
DSCR= debt service coverage ratio
1The floating-rate securities were extended to their full maturity and fixed-rate securities are shown to their anticipated repayment date (if applicable) or otherwise, their maturity date.
We show the average loan to value (LTV) of each maturity year when the loans were originated. The LTV ratio that management uses, which is commonly expressed as a percentage, compares the size of the entire mortgage loan to the appraised value of the underlying property collateralizing the loan at issuance. A LTV ratio less than 100% indicates excess collateral value over the loan amount. LTV ratios greater than 100% indicate that the loan amount exceeds the collateral value. We believe this ratio provides a conservative view of our actual risk of loss, as this number displays the entire mortgage LTV, while our ownership is only a portion of the structure of the mortgage loan-backed security. For many of the mortgage loans in our portfolio, our exposure is in a more senior part of the structure, which means that the LTV on our actual exposure is even lower than the ratios presented.
In addition to the LTV ratio, we also examine the credit of our CMBS portfolio by reviewing the debt service coverage ratio (DSCR) of the securities. The DSCR compares the underlying property’s annual net operating income to its annual debt service payments. A DSCR less than 1.0 times indicates that property operations do not generate enough income over the debt service payments, while a DSCR greater than 1.0 times indicates that there is an excess of operating income over the debt service payments. A number above 1.0 generally indicates that there would not be an incentive for the borrower to default in light of the borrower’s excess income. The DSCR reported in the table is calculated based on the most currently available net operating income and mortgage payments for the borrower, which, for most securities, is 2023 data.
Other Asset-Backed Securities (OABS) The following table details the credit quality rating and fair value of our OABS, along with a comparison of the fair value at December 31, 2023, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Other Asset-Backed Securities (at December 31, 2023)
($ in millions) Average Rating	Automobile	Collateralized Loan Obligations	Student Loan	Whole Business Securitizations	Equipment	Other	Total	% of Total
AAA	$2,022.6	$1,018.9	$35.1	$0	$764.4	$175.1	$4,016.1	72.0%
AA	20.4	391.9	9.4	0	41.3	0	463.0	8.3
A	9.0	0	0	0	151.4	131.9	292.3	5.2
BBB	6.8	0	0	728.8	0	36.2	771.8	13.9
Non-investment-grade/non-rated:
BB	0	0	0	0	0	32.2	32.2	0.6
Total fair value	$2,058.8	$1,410.8	$44.5	$728.8	$957.1	$375.4	$5,575.4	100.0%
Increase (decrease) in value	0.4%	(0.7)%	(9.1)%	(7.4)%	(0.1)%	(6.8)%	(1.6)%

App.-A-73

We selectively added to the OABS portfolio throughout 2023 as we viewed spreads and potential returns to be attractive in certain sectors. Investments were predominantly made in the automobile and equipment categories in highly rated, senior, and short-tenor debt tranches. The additions were primarily in new issue markets, but some selective secondary purchases were also made.
STATE AND LOCAL GOVERNMENT OBLIGATIONS
The following table details the credit quality rating of our state and local government obligations (municipal securities) at December 31, 2023, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2023)
(millions) Average Rating	General Obligations	Revenue Bonds	Total
AAA	$683.2	$331.9	$1,015.1
AA	435.6	701.0	1,136.6
A	0	50.6	50.6
BBB	0	0.3	0.3
Non-rated	0	0.2	0.2
Total	$1,118.8	$1,084.0	$2,202.8
Included in revenue bonds were $495.9 million of single-family housing revenue bonds issued by state housing finance agencies, of which $280.5 million were supported by individual mortgages held by the state housing finance agencies and $215.4 million were supported by mortgage-backed securities.
Of the revenue bonds supported by individual mortgages held by state housing finance agencies, the overall credit quality rating was AA+. Most of these mortgages were supported by the FHA, VA, or private mortgage insurance providers. Of the revenue bonds supported by mortgage-backed securities, 85% were collateralized by Ginnie Mae mortgages, which are fully guaranteed by the U.S. government, and the remaining 15% were collateralized by Fannie Mae and Freddie Mac mortgages.
Credit spreads of tax-exempt and taxable municipal bonds tightened during 2023. While we modestly increased our holding in the portfolio during the year, municipals as a percentage of the fixed-income portfolio declined, due to the lack of what we viewed as compelling investment opportunities. Our additions to the portfolio were focused on shorter-maturity general obligation, single family housing, and revenue bonds, which is reflected in the shorter municipal portfolio duration at year end 2023.
CORPORATE SECURITIES
The following table details the credit quality rating of our corporate securities at December 31, 2023:

Corporate Securities (at December 31, 2023)
(millions) Average Rating	Consumer	Industrial	Communication	Financial Services	Technology	Basic Materials	Energy	Total
AAA	$0	$0	$0	$80.6	$0	$0	$0	$80.6
AA	139.2	0	0	303.7	0	0	45.1	488.0
A	548.4	351.2	179.5	1,404.8	16.4	116.7	462.6	3,079.6
BBB	2,432.7	1,405.7	400.4	1,270.5	548.0	43.5	1,086.2	7,187.0
Non-investment-grade/non-rated:
BB	86.1	36.9	61.2	0	11.1	0	6.0	201.3
B	119.3	0	0	0	0	24.9	0	144.2
Non-rated	0	0	0	0	3.0	0	0	3.0
Total fair value	$3,325.7	$1,793.8	$641.1	$3,059.6	$578.5	$185.1	$1,599.9	$11,183.7
While the size of our corporate debt portfolio varied throughout the year, the portfolio grew modestly during 2023, as we increased our holdings, on an absolute basis. At December 31, 2023, our corporate debt securities made up approximately 18% of the fixed-income portfolio, compared to approximately 19% at December 31, 2022.

We slightly reduced the maturity profile of the corporate debt portfolio during 2023. The duration of the corporate debt portfolio was 2.7 years at December 31, 2023, compared to 2.8 years at December 31, 2022, as we sold some of the longer duration securities with less attractive risk/reward profiles and added securities with shorter durations.

App.-A-74

PREFERRED STOCKS – REDEEMABLE AND NONREDEEMABLE
The table below shows the exposure break-down for our preferred stocks by sector and rating at year end:

Preferred Stocks (at December 31, 2023)
	Financial Services
(millions) Average Rating	U.S. Banks	Foreign Banks	Insurance	Other Financial	Industrials	Utilities	Total
BBB	$576.3	$41.6	$74.1	$27.7	$141.2	$44.8	$905.7
Non-investment-grade/non-rated:
BB	83.6	22.6	0	0	0	0	106.2
Non-rated	0	0	39.9	9.2	14.8	0	63.9
Total fair value	$659.9	$64.2	$114.0	$36.9	$156.0	$44.8	$1,075.8
The majority of our preferred securities have fixed-rate dividends until a call date and then, if not called, generally convert to floating-rate dividends. The interest rate duration of our preferred securities is calculated to reflect the call, floor, and floating-rate features. Although a preferred security will remain outstanding if not called, its interest rate duration will reflect the variable nature of the dividend. At year-end 2023, our non-investment-grade preferred stocks were with issuers that maintain investment-grade senior debt ratings.
We also face the risk that dividend payments on our preferred stock holdings could be deferred for one or more periods or skipped entirely. As of December 31, 2023, we expect all of these securities to pay their dividends in full and on time. Approximately 78% of our preferred stock securities pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable.
During 2023, our preferred portfolio declined to $1.1 billion at December 31, 2023, from $1.4 billion at December 31, 2022. The decline was primarily due to preferred stocks that were called or sold due to our view of their less attractive risk/reward profiles, which was partially offset by an increase in valuation on preferred securities during the fourth quarter of 2023, as credit spreads tightened and interest rates decreased.
Common Equities
Common equities, as reported on our consolidated balance sheets at December 31, were comprised of the following:

($ in millions)	2023		2022
Common stocks	$2,907.8	99.3%	$2,801.7	99.3%
Other risk investments[1]	20.6	0.7	19.8	0.7
Total common equities	$2,928.4	100.0%	$2,821.5	100.0%
1The other risk investments consist of limited partnership interests.
The majority of our common stock portfolio consists of individual holdings selected based on their contribution to the correlation with the Russell 1000 Index. We held 792 out of 1,010, or 78%, of the common stocks comprising the index at December 31, 2023, which made up 95% of the total market capitalization of the index. At December 31, 2023 and 2022, the year-to-date total return of the indexed portfolio, based on GAAP income, was within our targeted tracking error, which is +/- 50 basis points.

App.-A-75

The following is a summary of our indexed common stock portfolio holdings by sector compared to the Russell 1000 Index composition:

Sector	Equity Portfolio Allocation at December 31, 2023	Russell 1000 Allocation at December 31, 2023	Russell 1000 Sector Return in 2023
Consumer discretionary	14.2%	15.4%	36.8%
Consumer staples	4.4	4.9	(2.6)
Financial services	10.8	10.3	15.4
Health care	12.2	11.6	2.4
Materials and processing	2.4	2.0	13.4
Other energy	4.1	3.8	(2.4)
Producer durable	13.0	12.7	20.3
Real estate	2.6	2.7	11.9
Technology	31.8	31.7	66.9
Telecommunications	2.1	2.4	12.6
Utilities	2.4	2.5	(4.7)
Total common stocks	100.0%	100.0%	26.5%
For 2023, our common stock portfolio FTE total return was 26.7%, compared to 26.5% for the Russell 1000 Index, due to common stocks we hold outside of the index.
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
A. Loss and LAE Reserves
Loss and LAE reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2023, we had $29.6 billion of net loss and LAE reserves (net of reinsurance recoverables on unpaid losses), which included $22.5 billion of case reserves and $7.1 billion of IBNR reserves. Personal auto liability and commercial auto liability reserves represent approximately 92% of our total carried net reserves. For this reason, the following discussion focuses on our vehicle businesses.
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
In analyzing the ultimate accident year loss and LAE experience, our actuarial staff reviews in detail, at the subset level, frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of our LAE costs. The loss ratio, a primary measure of loss experience, is equal to the product of frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses is not estimated. The actual frequency experienced will vary depending on the change in the mix in class of drivers we insure, but the IBNR frequency projections for these lines of business are generally stable in the short term, because a large majority of the parties involved in an accident report their claims within a short time period after the occurrence. The severity experienced by Progressive is much more difficult to estimate, especially for injury claims, since severity is affected by changes in underlying costs, such as medical costs, jury verdicts, judicial interpretations, and regulatory changes. In addition, severity will vary relative to the change in our mix of business by limit.
Assumptions regarding needed reserve levels made by the actuarial staff take into consideration influences on available historical data that reduce the predictive nature of our projected future loss costs. Internal considerations that are process-related, which generally result from changes in our claims organization’s activities, include claim closure
App.-A-76

rates, the number of claims that are closed without payment, and the level of the claims representatives’ estimates of the needed case reserve for each claim. These changes and their effect on the historical data are studied at the state level versus on a larger, less indicative, countrywide basis.
External items considered include the litigation atmosphere, changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro, countrywide level. These items, as well as additional considerations such as the type of accident and change in reporting patterns, are closely monitored.
At December 31, 2023, we had $34.4 billion of carried gross reserves and $29.6 billion of net reserves. Our net reserve balance assumes that the loss and LAE severity for accident year 2023 over accident year 2022 would be 7.4% higher for personal auto liability and 5.7% higher for commercial auto liability. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlements. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.
The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2023, if during 2024 we were to experience the indicated change in our estimate of severity for the 2023 accident year (i.e., claims that occurred in 2023):

	Estimated Changes in Severity for Accident Year 2023
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$17,159.3	$17,563.1	$17,966.9	$18,370.7	$18,774.5
Commercial auto liability	9,075.3	9,190.1	9,304.9	9,419.7	9,534.5
Other[1]	2,328.4	2,328.4	2,328.4	2,328.4	2,328.4
Total	$28,563.0	$29,081.6	$29,600.2	$30,118.8	$30,637.4
1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2023 accident year would affect our personal auto liability reserves by $201.9 million and our commercial auto reserves by $57.4 million.
Our 2023 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2023, 2022, and 2021, in the aggregate, accounted for approximately 93% of our reserve balance. If during 2024 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2023, 2022, and 2021), the effect to our year-end 2023 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2023, 2022, and 2021
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$15,860.1	$16,913.5	$17,966.9	$19,020.3	$20,073.7
Commercial auto liability	8,720.5	9,012.7	9,304.9	9,597.1	9,889.3
Other[1]	2,328.4	2,328.4	2,328.4	2,328.4	2,328.4
Total	$26,909.0	$28,254.6	$29,600.2	$30,945.8	$32,291.4
1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2023, 2022, and 2021 accident years would affect our personal auto liability reserves by $526.7 million and our commercial auto reserves by $146.1 million.
Our best estimate of the appropriate amount for our reserves as of year-end 2023 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is reasonably likely to occur. The above tables show the potential favorable or unfavorable development we will realize if our estimates miss by 2% or 4%.

App.-A-77

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
Based on an analysis of our fixed-maturity portfolio, we have determined our allowance for credit losses related to available-for-sale securities was not material to our financial condition or results of operations for the periods ending December 31, 2023 and 2022.
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
•the impact of severe weather, other catastrophe events, and climate change;
•the effectiveness of our reinsurance programs and the continued availability of reinsurance and performance by reinsurers;
•the secure and uninterrupted operation of the systems, facilities, and business functions and the operation of various third-party systems that are critical to our business;
•the impacts of a security breach or other attack involving our technology systems or the systems of one or more of our vendors;
•our ability to maintain a recognized and trusted brand and reputation;
•whether we innovate effectively and respond to our competitors’ initiatives;
•whether we effectively manage complexity as we develop and deliver products and customer experiences;
•our ability to attract, develop, and retain talent and maintain appropriate staffing levels;
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
•the success of our business strategy and efforts to acquire or develop new products or enter into new areas of business and our ability to navigate the related risks;
•how intellectual property rights affect our competitiveness and our business operations;
•the success of our development and use of new technology and our ability to navigate the related risks;
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
•evaluations and ratings by credit rating and other rating agencies;
•the variable nature of our common share dividend policy;
•whether our investments in certain tax-advantaged projects generate the anticipated returns;
•the impact from not managing to short-term earnings expectations in light of our goal to maximize the long-term value of the enterprise;
•the impacts of epidemics, pandemics, or other widespread health risks; and
•other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission, including, without limitation, the Risk Factors section of our Annual Report on Form 10-K for the year ending December 31, 2023.

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

App.-A-79

Supplemental Information
The Progressive Corporation and Subsidiaries
Ten Year Summary – Selected Financial Information
(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2023	2022	2021	2020	2019
Net premiums written	$61,550.2	$51,081.1	$46,405.2	$40,568.7	$37,577.9
Growth	20%	10%	14%	8%	15%
Net premiums earned	$58,664.4	$49,241.2	$44,368.7	$39,261.6	$36,192.4
Growth	19%	11%	13%	8%	17%
Policies in force (thousands):
Personal Lines	25,494.5	23,455.4	22,735.7	21,413.5	19,408.6
Growth	9%	3%	6%	10%	9%
Commercial Lines	1,098.5	1,046.4	971.2	822.0	751.4
Growth	5%	8%	18%	9%	8%
Property[1]	3,096.5	2,851.3	2,776.2	2,484.4	2,202.1
Growth[1]	9%	3%	12%	13%	14%
Total revenues	$62,108.5	$49,610.7	$47,702.0	$42,658.1	$39,022.3
Underwriting margins:[2]
Personal Lines	6.2%	4.0%	4.6%	13.2%	9.5%
Commercial Lines	1.2%	8.9%	11.1%	13.0%	10.4%
Property[1]	1.1%	(10.5)%	(15.3)%	(7.1)%	(1.7)%
Total underwriting operations	5.1%	4.2%	4.7%	12.3%	9.1%
Net income attributable to Progressive	$3,902.4	$721.5	$3,350.9	$5,704.6	$3,970.3
Per common share - diluted	$6.58	$1.18	$5.66	$9.66	$6.72
Average equivalent common shares - diluted	587.5	587.1	587.1	587.6	587.2
Comprehensive income (loss) attributable to Progressive	$5,088.7	$(2,121.2)	$2,459.9	$6,291.9	$4,432.9
Total assets	$88,690.8	$75,465.0	$71,132.3	$64,098.3	$54,895.3
Debt outstanding	$6,888.6	$6,388.3	$4,898.8	$5,396.1	$4,407.1
Redeemable noncontrolling interest	$—	$—	$—	$—	$225.6
Total shareholders’ equity	$20,277.1	$15,891.0	$18,231.6	$17,038.6	$13,673.2
Statutory surplus	$22,249.6	$17,879.9	$16,423.7	$15,194.6	$13,671.1
Common shares outstanding	585.3	584.9	584.4	585.2	584.6
Common share close price (at December 31)	$159.28	$129.71	$102.65	$98.88	$72.39
Rate of return[3]	23.2%	26.8%	10.8%	41.4%	25.1%
Market capitalization	$93,226.6	$75,867.4	$59,988.7	$57,864.6	$42,319.2
Book value per common share	$33.80	$26.32	$30.35	$28.27	$22.54
Ratios:
Return on average common shareholders’ equity:
Net income attributable to Progressive	22.9%	4.4%	18.6%	35.6%	31.3%
Comprehensive income (loss) attributable to Progressive	30.0%	(13.5)%	13.6%	39.3%	35.0%
Debt to total capital[4]	25.4%	28.7%	21.2%	24.1%	24.4%
Price to earnings	24.2	109.9	18.1	10.2	10.8
Price to book	4.7	4.9	3.4	3.5	3.2
Net premiums written to statutory surplus	2.8	2.9	2.8	2.7	2.7
Statutory combined ratio	94.3	95.3	94.8	87.9	90.5
Dividends declared per common share[5]	$1.15	$0.40	$1.90	$4.90	$2.65
Number of people employed	61,432	55,063	49,077	43,326	41,571
1 We began reporting our Property business as a segment on April 1, 2015, therefore, year-over-year growth for 2015 is not applicable (NA).
2 Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 10 – Segment Information, as a percentage of net premiums earned. Policyholder credits are included in pretax underwriting profit (loss), as applicable.
3 Represents annual rate of return, assuming dividend reinvestment.
App.-A-80

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2018	2017	2016	2015	2014
Net premiums written	$32,609.9	$27,132.1	$23,353.5	$20,564.0	$18,654.6
Growth	20%	16%	14%	10%	8%
Net premiums earned	$30,933.3	$25,729.9	$22,474.0	$19,899.1	$18,398.5
Growth	20%	14%	13%	8%	8%
Policies in force (thousands):
Personal Lines	17,759.0	16,075.5	14,656.8	13,764.7	13,261.9
Growth	10%	10%	6%	4%	2%
Commercial Lines	696.9	646.8	607.9	555.8	514.7
Growth	8%	6%	9%	8%	0%
Property[1]	1,936.5	1,461.7	1,201.9	1,076.5	—
Growth[1]	32%	22%	12%	NA	—
Total revenues	$31,979.0	$26,839.0	$23,441.4	$20,853.8	$19,391.4
Underwriting margins:[2]
Personal Lines	9.7%	6.9%	4.7%	6.5%	6.7%
Commercial Lines	13.3%	7.7%	6.4%	15.9%	17.2%
Property[1]	(6.9)%	(5.1)%	3.8%	10.1%	—
Total underwriting operations	9.4%	6.6%	4.9%	7.5%	7.7%
Net income attributable to Progressive	$2,615.3	$1,592.2	$1,031.0	$1,267.6	$1,281.0
Per common share - diluted	$4.42	$2.72	$1.76	$2.15	$2.15
Average equivalent common shares - diluted	586.7	585.7	585.0	589.2	594.8
Comprehensive income (loss) attributable to Progressive	$2,520.1	$1,941.0	$1,164.0	$1,044.9	$1,352.4
Total assets	$46,575.0	$38,701.2	$33,427.5	$29,819.3	$25,787.6
Debt outstanding	$4,409.9	$3,306.3	$3,148.2	$2,707.9	$2,164.7
Redeemable noncontrolling interest	$214.5	$503.7	$483.7	$464.9	$—
Total shareholders’ equity	$10,821.8	$9,284.8	$7,957.1	$7,289.4	$6,928.6
Statutory surplus	$11,571.8	$9,664.4	$8,560.0	$7,575.5	$6,442.8
Common shares outstanding	583.2	581.7	579.9	583.6	587.8
Common share close price (at December 31)	$60.33	$56.32	$35.50	$31.80	$26.99
Rate of return[3]	9.3%	61.6%	14.7%	20.9%	5.3%
Market capitalization	$35,184.5	$32,761.3	$20,586.5	$18,558.5	$15,864.7
Book value per common share	$17.71	$15.96	$13.72	$12.49	$11.79
Ratios:
Return on average common shareholders’ equity:
Net income attributable to Progressive	24.7%	17.8%	13.2%	17.2%	19.1%
Comprehensive income (loss) attributable to Progressive	23.8%	21.7%	14.9%	14.2%	20.1%
Debt to total capital[4]	28.9%	26.3%	28.3%	27.1%	23.8%
Price to earnings	13.6	20.7	20.2	14.8	12.6
Price to book	3.4	3.5	2.6	2.5	2.3
Net premiums written to statutory surplus	2.8	2.8	2.7	2.7	2.9
Statutory combined ratio	89.9	92.8	94.8	91.8	92.1
Dividends declared per common share[5]	$2.5140	$1.1247	$0.6808	$0.8882	$0.6862
Number of people employed	37,346	33,656	31,721	28,580	26,501
4 Ratio reflects debt as a percent of debt plus shareholders’ equity; redeemable noncontrolling interest is not part of this calculation.
5 Represents dividends pursuant to the dividend policy in place for the applicable year (see Note 14 – Dividends for further discussion).

App.-A-81

The Progressive Corporation and Subsidiaries
Performance Graph
(unaudited)
The following performance graph compares the performance of Progressive’s Common Shares (PGR) to the Standard & Poor’s 500 Stock Index (S&P 500 Index) and the Standard & Poor’s 500 Property & Casualty Insurance Index (S&P 500 P/C Group) for the last five years.
Cumulative Five-Year Total Return*
PGR, S&P 500 Index, S&P 500 P/C Group (Performance Results through 12/31/23)

$400
$300
$200
$100
$0
2018
2019
2020
2021
2022
2023
PGR
S&P 500 Index
S&P 500 P/C Group

	(Assumes $100 was invested at the close of trading on December 31, 2018)
For the years ended December 31,	2019	2020	2021	2022	2023
PGR	$125.06	$176.81	$195.94	$248.45	$305.97
S&P 500 Index	131.50	155.61	200.24	163.93	206.98
S&P 500 P/C Group	125.87	133.84	157.27	186.95	207.05
*Assumes reinvestment of dividends
App.-A-82

The Progressive Corporation and Subsidiaries
Quantitative Market Risk Disclosures
(unaudited)
Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2023, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. The discussion below relates to instruments entered into for purposes other than trading; we had no trading financial instruments at December 31, 2023 and 2022. See Management’s Discussion and Analysis of Financial Condition and Results of Operations – Investments for our discussion of the qualitative information about market risk.
Financial instruments subject to interest rate risk were:

	Fair Value
	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change	Change	Actual	Change	Change
U.S. government obligations	$39,690.3	$38,244.6	$36,869.4	$35,564.8	$34,330.7
State and local government obligations	2,324.0	2,266.9	2,202.8	2,131.4	2,053.1
Foreign government obligations	17.2	16.7	16.3	15.9	15.5
Asset-backed securities	10,253.6	10,090.0	9,932.3	9,780.5	9,634.6
Corporate securities	11,809.5	11,491.3	11,183.7	10,886.8	10,600.6
Preferred stocks	1,129.1	1,102.0	1,075.8	1,050.7	1,026.5
Short-term investments	1,789.9	1,789.9	1,789.9	1,789.9	1,789.9
Total at December 31, 2023	$67,013.6	$65,001.4	$63,070.2	$61,220.0	$59,450.9
Total at December 31, 2022	$53,798.6	$52,234.3	$50,726.8	$49,281.3	$47,903.8

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
Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities at December 31, 2023	$2,621.4	$2,928.4	$3,235.4
Common equities at December 31, 2022	$2,541.7	$2,821.5	$3,101.3
The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common equity portfolio’s weighted average beta of 1.0 for 2023 and 2022. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common equity portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movements. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of our securities without betas is 1.5%.
App.-A-83

The Progressive Corporation and Subsidiaries
Net Premiums Written by State
(unaudited)

($ in millions)	2023		2022		2021		2020		2019
Florida	$9,096.5	14.8%	$7,144.6	14.0%	$6,290.7	13.6%	$5,533.7	13.6%	$5,233.4	13.9%
Texas	7,809.0	12.7	6,089.3	11.9	5,343.5	11.5	4,530.5	11.2	4,081.0	10.8
California	3,407.5	5.5	2,867.1	5.6	2,585.1	5.6	2,241.2	5.5	2,208.8	5.9
Georgia	2,928.3	4.8	2,443.8	4.8	2,147.7	4.6	1,860.9	4.6	1,645.3	4.4
New York	2,416.0	3.9	2,056.1	4.0	2,008.6	4.3	1,932.8	4.8	1,843.2	4.9
Michigan	2,255.3	3.7	2,014.9	4.0	1,962.7	4.2	1,797.6	4.4	1,673.5	4.4
New Jersey	1,911.4	3.1	1,599.9	3.1	1,417.5	3.1	1,242.0	3.1	1,192.3	3.2
Ohio	1,851.0	3.0	1,708.9	3.3	1,563.0	3.4	1,404.2	3.4	1,339.5	3.6
Pennsylvania	1,803.7	2.9	1,670.2	3.3	1,504.8	3.2	1,327.2	3.3	1,268.3	3.4
Arizona	1,582.6	2.6	1,233.8	2.4	1,040.0	2.2	911.2	2.3	843.0	2.3
All other	26,488.9	43.0	22,252.5	43.6	20,541.6	44.3	17,787.4	43.8	16,249.6	43.2
Total	$61,550.2	100.0%	$51,081.1	100.0%	$46,405.2	100.0%	$40,568.7	100.0%	$37,577.9	100.0%

App.-A-84

Insurance Quotes, Claims Reporting, and Customer Service

	Personal autos, motorcycles, recreational vehicles, homeowners, other property, and renters	Commercial autos/trucks, business property, and general liability
To receive a quote	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-806-9598 progressivecommercial.com
To report a claim	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-502-8330 progressivecommercial.com
For customer service:
If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-895-2886 progressivecommercial.com
If you bought your policy through an independent agent or broker	1-800-925-2886 (1-800-300-3693 in California) progressive.com/agent	1-800-895-2886 progressivecommercial.com
If you bought your policy through an independent agent or broker for the state of California	1-800-300-3693 Driveinsurance.com	1-800-895-2886 progressivecommercial.com
In addition, iPhone® and Android® users can download the Progressive mobile app to start a quote, report a claim, or service a policy.

Principal Office
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143
440-461-5000
progressive.com

Annual Meeting  The Annual Meeting of Shareholders will take place on Friday, May 10, 2024, at 10:00 a.m., eastern time. This meeting will be held by online webcast only. You will be able to attend and participate in the Annual Meeting via live webcast by visiting virtualshareholdermeeting.com/PGR2024. To participate in the meeting, you must have your 16-digit control number that is shown on your proxy card. You will not be able to attend the Annual Meeting in person.

Online Annual Report and Proxy Statement Our 2023 Annual Report to Shareholders can be found at: progressive.com/annualreport.

Our 2024 Proxy Statement and 2023 Annual Report to Shareholders, in a PDF format, can be found at: progressiveproxy.com.

Shareholder/Investor Relations  Progressive does not maintain a mailing list for distribution of shareholders’ reports. To view Progressive’s publicly filed documents, shareholders can access our website: progressive.com/sec. To view our earnings and other releases, access our website: progressive.com/financial-releases.

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

Transfer Agent and Registrar Registered Shareholders:  If you have questions or changes to your account and your Progressive common shares are registered in your name, write to: Equiniti Trust Company, LLC, 48 Wall Street, Floor 23, New York, NY 10005; phone: 1-866-709-7695; email: HelpAST@equiniti.com; or visit their website at: equiniti.com/us.

Beneficial Shareholders:  If your Progressive common shares are held in a brokerage or other financial institution account, contact your broker or financial institution directly regarding questions or changes to your account.

App.-A-85

Common Shares, Holders, and Dividends  The Progressive Corporation’s common shares are traded on the New York Stock Exchange (symbol PGR). There were 1,675 shareholders of record on January 31, 2024. Progressive currently has a dividend policy under which the Board expects to declare regular, quarterly common share dividends and, on at least an annual basis, to consider declaring an additional variable common share dividend. The dividend policy can be found at: progressive.com/dividend.

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

Lawton W. Fitt, Chairperson of the Board, The Progressive Corporation, email: chair@progressive.com; or

David M. Stringer, Secretary, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, Ohio 44143 or email: secretary@progressive.com.

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

Charitable Contributions  We contribute to: (i) The Insurance Institute for Highway Safety to further its work in reducing the human trauma and economic costs of auto accidents; (ii) Humble Design, a nonprofit organization we partnered with to furnish homes for families and veterans transitioning from homelessness; (iii) Family Promise, a nonprofit organization that helps families experiencing homelessness and low-income families achieve sustainable independence through a community-based response; and (iv) The Progressive Insurance Foundation.
To more broadly represent our employees and their communities, The Progressive Insurance Foundation provides funds to national charitable organizations identified by our Employee Resource Groups and to eligible 501(c)(3) charitable organizations chosen by each participating employee’s recommendation, without requiring the employee to contribute. Over the last five years, The Progressive Insurance Foundation provided on average approximately $6 million per year to these charitable organizations.

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

App.-A-86

Directors
Danelle M. Barrett[6,7]	Charles A. Davis[4,7]	Devin C. Johnson[6,7]
United States Navy,	Chief Executive Officer,	President and Chief Operating Officer,
Rear Admiral, Retired	Stone Point Capital LLC	The SpringHill Company
(military)	(private equity investing)	(global consumer and entertainment)

Philip Bleser[1,5,7]	Roger N. Farah[2,3,5,7]	Jeffrey D. Kelly[1,7]
Retired Chairman of Global Corporate	Retired Executive Director,	Retired Chief Operating Officer and
Banking,	Tory Burch LLC	Chief Financial Officer,
JPMorgan Chase & Co.	(retailing)	RenaissanceRe Holdings Ltd.
(financial services)		(reinsurance services)

Stuart B. Burgdoerfer[1,6,7]	Lawton W. Fitt[2,4,5,7]	Barbara R. Snyder[3,7]
Retired Executive Vice President and	Chairperson of the Board,	President,
Chief Financial Officer,	The Progressive Corporation	The Association of American Universities
L Brands, Inc.	Retired Partner,	(higher education)
(retailing)	Goldman Sachs Group
(financial services)

Pamela J. Craig[3,6,7]	Susan Patricia Griffith[2]	Kahina Van Dyke[4,6,7]
Retired Chief Financial Officer,	President and	Operating Partner,
Accenture PLC	Chief Executive Officer,	Advent International
(global management consulting)	The Progressive Corporation	(global private equity)

1 Audit Committee Member
2 Executive Committee Member
3 Compensation Committee Member
4 Investment & Capital Committee
Member
5 Nominating & Governance
Committee Member
6 Technology Committee Member
7 Independent Director

App.-A-87

Corporate Officers	Other Executive Officers
Lawton W. Fitt	Karen B. Bailo
Chairperson of the Board	Commercial Lines President
(non-executive)
Jonathan S. Bauer
Susan Patricia Griffith	Chief Investment Officer
President
and Chief Executive Officer	Steven A. Broz
Chief Information Officer
John P. Sauerland
Vice President	Patrick K. Callahan
and Chief Financial Officer	Personal Lines President

David M. Stringer	William L. Clawson II
Vice President, Secretary,	Chief Human Resources Officer
and Chief Legal Officer
Remi Kent
Patrick S. Brennan	Chief Marketing Officer
Treasurer
John Murphy
Mariann Wojtkun Marshall	Claims President
Vice President, Assistant Secretary,
and Chief Accounting Officer	Lori Niederst
Customer Relationship Management
President

Andrew J. Quigg
Chief Strategy Officer

©2024 The Progressive Corporation
App.-A-88