Form 10-K, Exhibit 13
period 2024-12-31
PROGRESSIVE CORP/OH/
filed 2025-03-03
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION
2024 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31,

(millions - except per share amounts)	2024	2023	2022
Revenues
Net premiums earned	$70,799	$58,665	$49,241
Investment income	2,832	1,892	1,260
Net realized gains (losses) on securities:
Net realized gains (losses) on security sales	(414)	14	197
Net holding period gains (losses) on securities	679	348	(2,100)
Net impairment losses	(1)	(9)	(9)
Total net realized gains (losses) on securities	264	353	(1,912)
Fees and other revenues	1,064	889	722
Service revenues	413	310	300
Total revenues	75,372	62,109	49,611
Expenses
Losses and loss adjustment expenses	49,060	45,655	38,123
Policy acquisition costs	5,383	4,665	3,917
Other underwriting expenses	9,462	6,242	5,859
Investment expenses	29	26	24
Service expenses	446	349	297
Interest expense	279	268	244
Goodwill impairment	0	0	225
Total expenses	64,659	57,205	48,689
Net Income
Income before income taxes	10,713	4,904	922
Provision for income taxes	2,233	1,001	200
Net income	8,480	3,903	722
Other Comprehensive Income (Loss)
Change in total net unrealized gains (losses) on fixed-maturity securities	193	1,186	(2,843)
Comprehensive income (loss)	$8,673	$5,089	$(2,121)
Computation of Earnings Per Common Share
Net income	$8,480	$3,903	$722
Less: Preferred share dividends and other[1]	17	38	27
Net income available to common shareholders	$8,463	$3,865	$695
Average common shares outstanding – Basic	585.5	584.9	584.4
Net effect of dilutive stock-based compensation	2.2	2.6	2.7
Total average equivalent common shares – Diluted	587.7	587.5	587.1
Basic: Earnings per common share	$14.45	$6.61	$1.19
Diluted: Earnings per common share	$14.40	$6.58	$1.18
1 All of our outstanding Serial Preferred Shares, Series B, were redeemed in February 2024. See Note 1 – Reporting and Accounting Policies, Earnings Per Common Share and Note 14 – Dividends for further discussion.
See notes to consolidated financial statements.
App.-A-2

The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets
December 31,

(millions - except per share amounts)	2024	2023
Assets
Available-for-sale securities, at fair value:
Fixed maturities (amortized cost: $77,126 and $62,442)	$75,332	$60,378
Short-term investments (amortized cost: $615 and $1,790)	615	1,790
Total available-for-sale securities	75,947	62,168
Equity securities, at fair value:
Nonredeemable preferred stocks (cost: $756 and $977)	728	902
Common equities (cost: $745 and $706)	3,575	2,929
Total equity securities	4,303	3,831
Total investments	80,250	65,999
Cash and cash equivalents	143	85
Restricted cash and cash equivalents	11	15
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	154	100
Accrued investment income	594	438
Premiums receivable, net of allowance for credit losses of $460 and $369	14,369	11,958
Reinsurance recoverables	4,765	5,094
Prepaid reinsurance premiums	349	250
Deferred acquisition costs	1,961	1,687
Property and equipment, net of accumulated depreciation of $1,461 and $1,655	790	881
Net federal deferred income taxes	954	936
Other assets	1,559	1,348
Total assets	$105,745	$88,691
Liabilities and Shareholders’ Equity
Unearned premiums	$23,858	$20,134
Loss and loss adjustment expense reserves	39,057	34,389
Accounts payable, accrued expenses, and other liabilities[1]	10,346	7,002
Debt[2]	6,893	6,889
Total liabilities	80,154	68,414
Serial Preferred Shares, Series B, no par value (cumulative, liquidation preference of $1,000 per share) (authorized, issued, and outstanding 0 and 0.5)	0	494
Common shares, $1.00 par value (authorized 900; issued 798, including treasury shares of 212 and 213)	586	585
Paid-in capital	2,145	2,013
Retained earnings	24,283	18,801
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on fixed-maturity securities	(1,408)	(1,601)
Net unrealized losses on forecasted transactions	(14)	(14)
Foreign currency translation adjustment	(1)	(1)
Total accumulated other comprehensive income (loss)	(1,423)	(1,616)
Total shareholders’ equity	25,591	20,277
Total liabilities and shareholders’ equity	$105,745	$88,691
1 See Note 1 – Reporting and Accounting Policies, Commitments and Contingencies and Litigation Reserves, Note 12 – Litigation, and Note 14 – Dividends for further discussion.
2 Consists solely of long-term debt. See Note 4 – Debt for further discussion.
See notes to consolidated financial statements.
App.-A-3

The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31,

(millions - except per share amounts)	2024	2023	2022
Serial Preferred Shares, No Par Value
Balance, beginning of year	$494	$494	$494
Redemption of Serial Preferred Shares, Series B1	(494)	0	0
Balance, end of year	0	494	494
Common Shares, $1.00 Par Value
Balance, beginning of year	585	585	584
Treasury shares purchased	(1)	(1)	(1)
Net restricted equity awards issued/vested	2	1	2
Balance, end of year	586	585	585
Paid-In Capital
Balance, beginning of year	2,013	1,893	1,773
Amortization of equity-based compensation	122	121	123
Treasury shares purchased	(2)	(3)	(2)
Net restricted equity awards issued/vested	(2)	(1)	(2)
Reinvested dividends on restricted stock units	14	3	1
Balance, end of year	2,145	2,013	1,893
Retained Earnings
Balance, beginning of year	18,801	15,721	15,340
Net income	8,480	3,903	722
Treasury shares purchased	(131)	(137)	(96)
Cash dividends declared on common shares ($4.90, $1.15, and $0.40 per share)[1]	(2,869)	(673)	(234)
Cash dividends declared on Serial Preferred Shares, Series B ($15.688377, $60.354787, and $53.75 per share)[1]	(8)	(30)	(27)
Reinvested dividends on restricted stock units	(14)	(3)	(1)
Other, net	24	20	17
Balance, end of year	24,283	18,801	15,721
Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	(1,616)	(2,802)	41
Other comprehensive income (loss)	193	1,186	(2,843)
Balance, end of year	(1,423)	(1,616)	(2,802)
Total shareholders’ equity	$25,591	$20,277	$15,891
1 See Note 14 – Dividends for further discussion.
There are 20 million Serial Preferred Shares authorized. There are 5 million Voting Preference Shares authorized; no such shares have been issued.
See notes to consolidated financial statements.

App.-A-4

The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31,

(millions)	2024	2023	2022
Cash Flows From Operating Activities
Net income	$8,480	$3,903	$722
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	284	285	306
Net amortization (accretion) of fixed-income securities	(30)	41	(25)
Amortization of equity-based compensation	122	121	123
Net realized (gains) losses on securities	(264)	(353)	1,912
Net (gains) losses on disposition of property and equipment	13	36	(1)
Goodwill impairment	0	0	225
Changes in:
Premiums receivable	(2,411)	(1,541)	(1,017)
Reinsurance recoverables	329	738	(852)
Prepaid reinsurance premiums	(99)	46	162
Deferred acquisition costs	(274)	(143)	(189)
Income taxes	(358)	181	(515)
Unearned premiums	3,724	2,840	1,678
Loss and loss adjustment expense reserves	4,668	4,030	4,195
Accounts payable, accrued expenses, and other liabilities	1,236	700	199
Other, net	(301)	(241)	(74)
Net cash provided by operating activities	15,119	10,643	6,849
Cash Flows From Investing Activities
Purchases:
Fixed maturities	(47,778)	(25,777)	(26,510)
Equity securities	(168)	(86)	(158)
Sales:
Fixed maturities	25,634	8,235	14,055
Equity securities	267	791	1,496
Maturities, paydowns, calls, and other:
Fixed maturities	7,006	4,990	5,380
Equity securities	110	65	84
Net (purchases) sales of short-term investments	1,217	1,156	(1,868)
Net change in unsettled security transactions	171	(11)	(178)
Purchases of property and equipment	(285)	(252)	(292)
Sales of property and equipment	77	47	35
Net cash used in investing activities	(13,749)	(10,842)	(7,956)
Cash Flows From Financing Activities
Redemption of preferred shares[1]	(500)	0	0
Dividends paid to common shareholders[1]	(674)	(234)	(234)
Dividends paid to preferred shareholders[1]	(8)	(43)	(27)
Acquisition of treasury shares for restricted stock tax liabilities	(121)	(95)	(77)
Acquisition of treasury shares acquired in open market	(13)	(46)	(22)
Net proceeds from debt issuance	0	496	1,486
Net cash provided by (used in) financing activities	(1,316)	78	1,126
Increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	54	(121)	19
Cash, cash equivalents, restricted cash, and restricted cash equivalents - beginning of year	100	221	202
Cash, cash equivalents, restricted cash, and restricted cash equivalents - end of year	$154	$100	$221
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
We report two operating segments. Our Personal Lines segment writes insurance for personal autos and special lines products (i.e., recreational vehicles), collectively referred to as our personal vehicle business, and, beginning in the fourth quarter 2024, personal residential property insurance for homeowners and renters. Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-related general liability and commercial property insurance predominately for small businesses, and workers’ compensation insurance primarily for the transportation industry. We operate our businesses throughout the United States, through both the independent agency and direct channels.
Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation and our wholly owned insurance and non-insurance subsidiaries in which we have a controlling financial interest. All intercompany accounts and transactions are eliminated in consolidation. All revenues are generated from external customers and we do not have a reliance on any major customer.
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
We did not have any open derivative instruments at December 31, 2024, 2023, or 2022. From time to time, we entered into interest rate swaps to hedge the exposure to variable cash flows of a forecasted transaction (i.e., cash flow hedge).
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
Investment securities are exposed to various risks such as interest rate, market, credit, and liquidity risk. Fair values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the portfolio’s value in the near term. We routinely monitor our fixed-maturity portfolio for pricing changes that might indicate potential credit losses exist and perform detailed reviews of securities with unrealized losses. For an unrealized loss that we determined to be related to current market conditions, we will not record an allowance for credit
App.-A-6

losses or write off the unrealized loss for the securities we do not intend to sell. We will continue to monitor these securities to determine if the unrealized loss is due to credit deterioration. If we believe that a potential credit loss exists, we record an allowance for the credit loss and recognize the realized loss as a component of realized gains (losses) in the income statement. Once a credit loss allowance has been established, we continue to evaluate the security, at least quarterly, to determine if changes in conditions have created the need to either increase or decrease the allowance recorded. If we determine that a security with a credit loss allowance previously recorded is likely to be sold prior to the potential recovery of the credit loss, or if we determine that the loss is uncollectible, we reverse the allowance and write down the security to its fair value.
Investment income consists of interest, dividends, accretion, and amortization. Interest is recognized on an accrual basis using the effective yield method, except for asset-backed securities as discussed below. Depending on the nature of the equity instruments, dividends are recorded at either the ex-dividend date or on an accrual basis.
Interest income for asset-backed securities is based on estimated cash flows, including expected changes in interest rates and estimated prepayments of principal. Prepayment assumptions are reviewed and updated quarterly, and effective yields are recalculated when differences arise between the prepayments originally estimated, and the actual prepayments received and currently estimated. For asset-backed securities of high credit quality, the effective yield is recalculated on a retrospective basis to the inception of the investment holding period, and applies the required adjustment, if any, to the cost basis, with the offset recorded to investment income. For those securities below high credit quality, interest-only securities, and certain asset-backed securities where there is a greater risk of non-performance, the effective yield is recalculated on a prospective basis for future period adjustments, resulting in no current period impact.
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
For our Personal Lines vehicles and Commercial Lines businesses, we perform a policy-level evaluation to determine the extent to which the premiums receivable balance exceeds the unearned premiums balance. To determine an allowance for credit losses, we evaluate the collectibility of premiums receivables based on historical and current collections experience of the aged exposures, using actuarial analysis. Our estimate of the future recoverability of our projected ultimate at-risk exposures also takes into consideration any unusual circumstances that we may encounter, such as moratoriums or other programs that may suspend collections.
For our Personal Lines property business, the risk of uncollectibility is relatively low. If premiums are unpaid by the policy due date, we provide advance notice of cancellation in accordance with each state’s requirements and, if the premiums remain unpaid after the indicated cancellation date, we cancel the policy and write off any remaining balance.
The following table summarizes changes in our allowance for credit loss exposure on our premiums receivable:

(millions)	2024	2023
Balance at January 1	$369	$343
Increase in allowance[1]	590	540
Write-offs[2]	(499)	(514)
Balance at December 31	$460	$369
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
App.-A-7

We do not defer any advertising costs. Total advertising costs, which are expensed as incurred, for the years ended December 31, were:

(millions)	Advertising Costs
2024	$4,003
2023	1,600
2022	2,033
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
Non-Regulated includes voluntary contractual arrangements primarily related to our Personal Lines property business and to the transportation network company (TNC) business written by our Commercial Lines segment. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums earned. See Note 7 – Reinsurance for further discussion.
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
•software development costs; and
•property and equipment.
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
The cost and useful lives for property and equipment at December 31, were:

($ in millions)	2024	2023	Useful Lives
Land	$52	$103	NA
Buildings, improvements, and integrated components	576	733	7-40 years
Capitalized software	469	468	3-10 years
Software licenses (internal use)	396	486	1-6 years
Computer equipment	370	353	3 years
All other property and equipment	388	393	4-10 years
Total cost	2,251	2,536
Accumulated depreciation	(1,461)	(1,655)
Balance at end of year	$790	$881
NA = Not applicable; land is not a depreciable asset.
At December 31, 2024 and 2023, we had held for sale properties of $129 million and $77 million, respectively, and capitalized cloud computing arrangement implementation costs, net of amortization, of $121 million and $88 million, which are included in other assets in our consolidated balance sheets. When a property is determined to be held for sale, it is written down to its fair value less estimated costs to sell, as applicable. The increase in held for sale properties since December 31, 2023, primarily
App.-A-8

reflects a decision to sell certain properties to optimize our real estate portfolio by consolidating employees into other existing properties.
Goodwill and Intangible Assets Goodwill is the excess of the purchase price over the estimated fair value of the assets and liabilities acquired and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. At December 31, 2024 and 2023, we had goodwill of $228 million included in other assets in our consolidated balance sheets, which is primarily attributable to our Personal Lines auto business written through the independent agency channel and related to the April 1, 2015, acquisition of a controlling interest in ARX Holding Corp. There were no changes to the carrying amount of goodwill during the year ended December 31, 2024.
We evaluate our goodwill for impairment at least annually using a qualitative approach. If events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable, we will evaluate it for impairment using a quantitative approach.
In 2022, we recorded an impairment loss of $225 million, related to the goodwill assigned to the reporting units of our Personal Lines property business. There were no previously recorded goodwill impairment losses on any of the outstanding goodwill.
Intangible assets are non-financial assets lacking physical substance (e.g., customer and agency relationships, trade names, software rights) and represent the future economic benefit of those acquired assets.
Goodwill and intangible assets are included in other assets in our consolidated balance sheets. The amortization of intangible assets is included in the other, net line item, and is a component of net cash provided by operating activities, in our consolidated statements of cash flows. The December 31, 2023 and 2022 amounts, which were presented separately in the prior year, were reclassified to conform to the current year presentation.
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

Fees and Other Revenues  Fees and other revenues are considered as part of our underwriting operations and primarily represent fees collected from policyholders relating to installment charges in accordance with our bill plans, as well as late payment and insufficient funds fees, and revenue from ceding commissions. Fees and other revenues are generally earned when invoiced, except for excess ceding commissions, which are earned over the policy period.
Service Revenues and Expenses  Our service businesses primarily provide insurance-related services. Service revenues and expenses from our commission-based businesses are recorded in the period in which they are earned or incurred.
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
We credit dividend equivalent units to the unvested management restricted equity awards. Dividend equivalent units for these unvested time-based and performance-based awards are based on the amount of common share dividends declared by the Board of Directors, credited to outstanding restricted equity awards at the time a dividend is paid to shareholders, and distributed upon, or after, vesting of the underlying award.
The total compensation expense recognized for all equity-based compensation for the years ended December 31, was:

(millions)	2024	2023	2022
Pretax expense	$122	$121	$123
Tax benefit[1]	17	17	16
1 Differs from statutory rate of 21% due to the expected disallowance of certain executive compensation deductions.

App.-A-9

Earnings Per Common Share  Basic earnings per common share is computed using the weighted average number of common shares outstanding during the reporting period, excluding unvested, non-employee director, time-based restricted equity awards. Diluted earnings per common share includes common stock equivalents assumed outstanding during the period. Our common stock equivalents, which are calculated using the treasury stock method, include the incremental shares assumed to be issued for:
•earned but unvested time-based restricted equity awards; and
•performance-based restricted equity awards that satisfied certain contingency conditions for unvested common stock equivalents during the period and are highly likely to continue to satisfy the conditions until the date of vesting.
During 2024, we redeemed all of our outstanding Serial Preferred Shares, Series B. See Note 14 – Dividends for further discussion. To determine net income available to common shareholders, which is used in the calculation of the per common share amounts, we reduced net income by preferred share dividends, and, for 2024:
•underwriting discounts and commissions on the preferred share issuance;
•initial issuance costs related to the preferred shares; and
•excise taxes related to the preferred share redemption.
For periods when a net loss is reported, earnings per common share would be calculated using basic average equivalent common shares since diluted earnings per share would be antidilutive.
Supplemental Cash Flow Information  Cash and cash equivalents include bank demand deposits and daily overnight reverse repurchase commitments of funds held in bank demand deposit accounts by certain subsidiaries. The amount of overnight reverse repurchase commitments, which are not considered part of the investment portfolio, held by these subsidiaries at December 31, 2024, 2023, and 2022, were $127 million, $68 million, and $126 million. Restricted cash and restricted cash equivalents include collateral held against unpaid deductibles and cash that is restricted to pay flood claims under the NFIP’s “Write Your Own” program, for which certain subsidiaries are participants.

For the years ended December 31, non-cash activity included the following:

(millions)	2024	2023	2022
Common share dividends[1]	$2,695	$498	$58
Preferred share dividends and redemption[1]	3	0	13
Operating lease liabilities[2]	96	114	36
1 Includes declared but unpaid dividends and unpaid excise taxes on redemption. See Note 14 – Dividends for further discussion.
2 From obtaining right-of-use assets. See Note 13 – Leases for further discussion.
For the years ended December 31, we paid the following:

(millions)	2024	2023	2022
Income taxes[1]	$2,585	$821	$719
Interest	276	265	229
Operating lease liabilities	84	77	83
1 The increase in income taxes paid in 2024 was primarily driven by higher profitability, compared to the prior years.
Commitments and Contingencies We have certain noncancelable purchase obligations for goods and services with minimum commitments of $1,594 million at December 31, 2024, primarily consisting of software licenses, maintenance on information technology equipment, and media placements. Aggregate payments on these obligations for the years ended December 31, are as follows:

(millions)	Payments
2025	$1,001
2026	298
2027	114
2028	36
2029	12
Thereafter	133
Total	$1,594
In addition, we have commitments for reinsurance agreements, primarily related to multiple-layer property catastrophe reinsurance contracts with various reinsurers with terms ranging from one to three years. The minimum commitment under these agreements at December 31, 2024, was $341 million, of which $270 million, $56 million, and $15 million will be paid in 2025, 2026, and 2027, respectively.

App.-A-10

Litigation Reserves  We establish accruals for pending lawsuits when it is probable that a loss has been, or will be, incurred and we can reasonably estimate potential loss exposure, which may include a range of loss, even though outcomes of these lawsuits are uncertain until final disposition. As to lawsuits for which the loss is considered neither probable nor estimable, or is considered probable but not estimable, we do not establish an accrual. For lawsuits that have settled, but for which settlement is not complete, an accrual is established at our best estimate of the loss exposure. We regularly evaluate pending litigation to determine if any losses not deemed probable and estimable become so, at which point we would establish an accrual at either our best estimate of the loss or the lower end of the range of loss.
New Accounting Standards On January 1, 2024, we began amortizing the remaining original cost of tax equity investments to the provision for income taxes, since certain conditions were met, on the modified retrospective basis, pursuant to an Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board. Previously,
these investments were accounted for under the equity method of accounting and the amortization was recognized as a net impairment loss on the consolidated statements of comprehensive income. The adoption of the ASU had no cumulative effect on retained earnings and did not have a material impact on our financial condition or results of operations. The amount of income tax credits and investment amortization recognized for the year ended December 31, 2024, and the carrying amount of the tax credit investments at December 31, 2024, were not material to our financial condition or results of operations and, therefore, no additional disclosure is provided.
Effective for our 2024 year end reporting, we adopted the ASU related to additional disclosures on segment reporting. The additional disclosures are intended to provide users of the financial statements with more transparent information about an entity's significant segment expenses, measures of segment profit or loss, and a discussion of how these measures are used by the chief operating decision maker to assess operating segment performance. Other than the new disclosures added to Note 10 – Segment Information, there was no impact to our financial condition or results of operations related to this standard.

2.  INVESTMENTS
The following tables present the composition of our investment portfolio by major security type:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2024
Available-for-sale securities:
Fixed maturities:
U.S. government obligations	$47,103	$36	$(1,151)	$0	$45,988	57.3%
State and local government obligations	2,893	2	(117)	0	2,778	3.5
Foreign government obligations	16	0	0	0	16	0
Corporate and other debt securities	14,111	65	(215)	(7)	13,954	17.4
Residential mortgage-backed securities	1,600	9	(11)	3	1,601	2.0
Commercial mortgage-backed securities	4,721	7	(376)	0	4,352	5.4
Other asset-backed securities	6,682	26	(65)	0	6,643	8.3
Total fixed maturities	77,126	145	(1,935)	(4)	75,332	93.9
Short-term investments	615	0	0	0	615	0.7
Total available-for-sale securities	77,741	145	(1,935)	(4)	75,947	94.6
Equity securities:
Nonredeemable preferred stocks	756	0	0	(28)	728	0.9
Common equities	745	0	0	2,830	3,575	4.5
Total equity securities	1,501	0	0	2,802	4,303	5.4
Total portfolio[1]	$79,242	$145	$(1,935)	$2,798	$80,250	100.0%
App.-A-11

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2023
Available-for-sale securities:
Fixed maturities:
U.S. government obligations	$37,823	$204	$(1,158)	$0	$36,869	55.9%
State and local government obligations	2,338	3	(138)	0	2,203	3.3
Foreign government obligations	17	0	(1)	0	16	0.1
Corporate and other debt securities	11,634	87	(335)	(28)	11,358	17.2
Residential mortgage-backed securities	427	0	(10)	0	417	0.6
Commercial mortgage-backed securities	4,536	2	(598)	0	3,940	6.0
Other asset-backed securities	5,667	16	(107)	(1)	5,575	8.4
Total fixed maturities	62,442	312	(2,347)	(29)	60,378	91.5
Short-term investments	1,790	0	0	0	1,790	2.7
Total available-for-sale securities	64,232	312	(2,347)	(29)	62,168	94.2
Equity securities:
Nonredeemable preferred stocks	977	0	0	(75)	902	1.4
Common equities	706	0	0	2,223	2,929	4.4
Total equity securities	1,683	0	0	2,148	3,831	5.8
Total portfolio[1]	$65,915	$312	$(2,347)	$2,119	$65,999	100.0%
1 At December 31, 2024, we had $125 million of net unsettled security transactions included in other liabilities, compared to $46 million of net unsettled security transactions included in other assets at December 31, 2023.
The total fair value of the portfolio at December 31, 2024 and 2023, included $6.2 billion and $4.2 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions. A portion of these investments were sold and proceeds used to pay our common share dividends in January 2025; see Note 14 – Dividends for additional information.

Certain fixed-maturity securities previously categorized as redeemable preferred stocks in our footnote disclosures are currently classified as corporate and other debt securities to reflect the accurate categorization based on the underlying features of these securities. The December 31, 2023 amounts, which were previously presented separately as redeemable preferred stocks in our Note 2 - Investments and Note 3 - Fair Value tables, were reclassified to conform to the current year presentation. The reclassification did not have an impact on our total fixed-maturity securities or our results of operations, financial condition, or cash flows.
At December 31, 2024, bonds and certificates of deposit in the principal amount of $774 million were on deposit to meet state insurance regulatory requirements. We did not hold any securities of any one issuer, excluding U.S. government obligations, with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2024 or 2023. At December 31, 2024, we did not hold any debt securities that were non-income producing during the preceding 12 months.

Hybrid Securities Certain securities in our fixed-maturity portfolio are accounted for as hybrid securities because they contain embedded derivatives that are not deemed to be clearly and closely related to the host investments.
These securities are reported at fair value at December 31:

(millions)	2024	2023
Fixed Maturities:
Corporate and other debt securities	$608	$672
Residential mortgage-backed securities	479	324
Other asset-backed securities	1	14
Total hybrid securities	$1,088	$1,010
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
App.-A-12

Fixed Maturities  The composition of fixed maturities by maturity at December 31, 2024, was:

(millions)	Cost	Fair Value
Less than one year	$7,620	$7,588
One to five years	56,663	55,465
Five to ten years	12,590	12,027
Ten years or greater	253	252
Total	$77,126	$75,332
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
Gross Unrealized Losses The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Gross Unrealized Losses	No. of Sec.	Fair Value	Gross Unrealized Losses
December 31, 2024
U.S. government obligations	113	$38,782	$(1,151)	39	$30,257	$(418)	74	$8,525	$(733)
State and local government obligations	379	2,339	(117)	127	783	(6)	252	1,556	(111)
Corporate and other debt securities	304	7,034	(215)	122	2,935	(33)	182	4,099	(182)
Residential mortgage-backed securities	40	428	(11)	12	377	(4)	28	51	(7)
Commercial mortgage-backed securities	153	3,294	(376)	8	264	(16)	145	3,030	(360)
Other asset-backed securities	84	1,907	(65)	34	912	(8)	50	995	(57)
Total fixed maturities	1,073	$53,784	$(1,935)	342	$35,528	$(485)	731	$18,256	$(1,450)

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Gross Unrealized Losses	No. of Sec.	Fair Value	Gross Unrealized Losses
December 31, 2023
U.S. government obligations	147	$28,225	$(1,158)	25	$11,890	$(100)	122	$16,335	$(1,058)
State and local government obligations	324	1,846	(138)	31	170	(1)	293	1,676	(137)
Foreign government obligations	1	16	(1)	0	0	0	1	16	(1)
Corporate and other debt securities	316	6,675	(335)	26	617	(14)	290	6,058	(321)
Residential mortgage-backed securities	39	88	(10)	2	0	0	37	88	(10)
Commercial mortgage-backed securities	189	3,913	(598)	1	31	(3)	188	3,882	(595)
Other asset-backed securities	207	3,299	(107)	41	640	(1)	166	2,659	(106)
Total fixed maturities	1,223	$44,062	$(2,347)	126	$13,348	$(119)	1,097	$30,714	$(2,228)
A review of the securities in an unrealized loss position indicated that the issuers were current with respect to their interest obligations and that there was no evidence of deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity.
We had 19 securities, across 12 issuers, that had their credit ratings downgraded, with a combined fair value of $429 million and an unrealized loss of $61 million as of December 31, 2024. Based on our analysis of these securities, no credit loss allowance was required.

App.-A-13

Allowance For Credit and Uncollectible Losses We are required to measure the amount of potential credit losses for all fixed-maturity securities in an unrealized loss position. We did not record any allowances for credit losses or any write-offs for credit losses deemed to be uncollectible during 2024 or 2023 and did not have a material credit loss allowance balance as of December 31, 2024 or 2023. We considered several factors and inputs related to the individual securities as part of our analysis. The methodology and significant inputs used to measure the amount of credit losses in our portfolio included:
•current performance indicators on the business model or underlying assets (e.g., delinquency rates, foreclosure rates, and default rates);
•credit support (via current levels of subordination);
•historical credit ratings; and
•updated cash flow expectations based upon these performance indicators.
In order to determine the amount of credit loss, if any, we initially reviewed securities in a loss position to determine whether it was likely that we would be required, or intended, to sell any of the securities prior to the recovery of their respective cost bases (which could be maturity). If we were likely to, or intended to, sell prior to a potential recovery, we would write off the full unrealized loss. At December 31, 2024, we wrote down $1 million of unrealized loss on securities we intended to sell prior to their recovery; we did not record any write-downs on securities we intended to sell during 2023.

For those securities that we determined we were not likely to, or did not intend to, sell prior to a potential recovery, we performed additional analysis to determine if the loss was credit related. For securities subject to credit-related loss, we calculated the net present value (NPV) of the cash flows expected (i.e., expected recovery value) using the current book yield for each security. The NPV was then compared to the security’s current amortized value to determine if a credit loss existed. In the event that the NPV was below the amortized value, and the amount was determined to be material on any specific security, or in the aggregate, a credit loss would be deemed to exist, and either an allowance for credit losses would be created, or if an allowance currently existed, either a recovery of the previous allowance, or an incremental loss, would be recorded to net realized gains (losses) on securities.
As of December 31, 2024 and 2023, we believe that none of the unrealized losses on our fixed-maturity securities were related to material credit losses on any specific securities, or in the aggregate. We continue to expect all the securities in our fixed-maturity portfolio to pay their principal and interest obligations.
In addition, we reviewed our accrued investment income outstanding on those securities in an unrealized loss position at December 31, 2024 and 2023, to determine if the accrued interest amounts were uncollectible. Based on our analysis, we believe the issuers have sufficient liquidity and capital reserves to meet their current interest, and future principal, obligations and, therefore, did not write off any accrued income as uncollectible at December 31, 2024 or 2023.

App.-A-14

Realized Gains (Losses)  The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2024	2023	2022
Gross realized gains on security sales
Available-for-sale securities:
U.S. government obligations	$64	$12	$11
Corporate and other debt securities	13	1	8
Residential mortgage-backed securities	1	1	1
Commercial mortgage-backed securities	1	0	0
Total available-for-sale securities	79	14	20
Equity securities:
Nonredeemable preferred stocks	0	0	18
Common equities	33	381	846
Total equity securities	33	381	864
Subtotal gross realized gains on security sales	112	395	884
Gross realized losses on security sales
Available-for-sale securities:
U.S. government obligations	(443)	(64)	(434)
State and local government obligations	(1)	0	(1)
Corporate and other debt securities	(54)	(86)	(88)
Commercial mortgage-backed securities	(22)	(107)	(72)
Other asset-backed securities	0	(6)	(4)
Total available-for-sale securities	(520)	(263)	(599)
Equity securities:
Nonredeemable preferred stocks	(18)	(118)	(10)
Common equities	(24)	(22)	(78)
Total equity securities	(42)	(140)	(88)
Subtotal gross realized losses on security sales	(562)	(403)	(687)
Net realized gains (losses) on security sales
Available-for-sale securities:
U.S. government obligations	(379)	(52)	(423)
State and local government obligations	(1)	0	(1)
Corporate and other debt securities	(41)	(85)	(80)
Residential mortgage-backed securities	1	1	1
Commercial mortgage-backed securities	(21)	(107)	(72)
Other asset-backed securities	0	(6)	(4)
Total available-for-sale securities	(441)	(249)	(579)
Equity securities:
Nonredeemable preferred stocks	(18)	(118)	8
Common equities	9	359	768
Total equity securities	(9)	241	776
Subtotal net realized gains (losses) on security sales	(450)	(8)	197
Other assets
Gain	36	22	0
Net holding period gains (losses)
Hybrid securities	25	45	(82)
Equity securities	654	303	(2,018)
Subtotal net holding period gains (losses)	679	348	(2,100)
Impairment losses
Fixed-maturity securities	(1)	0	0
Other assets	0	(9)	(9)
Subtotal impairment losses	(1)	(9)	(9)
Total net realized gains (losses) on securities	$264	$353	$(1,912)

During 2024 and 2022, the majority of our security sales were U.S. Treasury Notes that were sold for duration management. We also selectively sold securities that we viewed as having less attractive risk/reward profiles. During 2023, the gross losses were primarily related to: (i) commercial mortgage-backed securities, as we reduced certain positions that we believed would be sensitive to potential future economic uncertainty; (ii) corporate debt securities, as we sold some longer duration securities that had less attractive risk/reward profiles; and (iii) nonredeemable preferred stocks, predominantly due to the sale of certain holdings in U.S. bank preferred stocks.
App.-A-15

During both 2023 and 2022, the gross gains in common equities reflected sales of securities, as part of our plan to incrementally reduce risk in the portfolio in response to our view of the potential of a more difficult economic environment.

The other asset gain for all periods presented is related to proceeds received as a result of litigation in conjunction with three renewable energy investments we made from 2016 through 2018 (the original investments were previously written down in full).
The following table reflects our holding period realized gains (losses) recognized on equity securities held at the respective periods ended December 31:

(millions)	2024	2023	2022
Total net gains (losses) recognized during the period on equity securities	$645	$544	$(1,242)
Less: Net gains (losses) recognized on equity securities sold during the period	(9)	241	776
Net holding period gains (losses) recognized during the period on equity securities held at period end	$654	$303	$(2,018)
Net Investment Income  The components of net investment income for the years ended December 31, were:

(millions)	2024	2023	2022
Available-for-sale securities:
Fixed maturities:
U.S. government obligations	$1,489	$864	$339
State and local government obligations	61	48	40
Corporate and other debt securities	572	376	300
Residential mortgage-backed securities	47	29	31
Commercial mortgage-backed securities	195	196	191
Other asset-backed securities	332	193	175
Total fixed maturities	2,696	1,706	1,076
Short-term investments	53	92	53
Total available-for-sale securities	2,749	1,798	1,129
Equity securities:
Nonredeemable preferred stocks	39	51	70
Common equities	44	43	61
Total equity securities	83	94	131
Investment income	2,832	1,892	1,260
Investment expenses	(29)	(26)	(24)
Net investment income	$2,803	$1,866	$1,236
On a year-over-year basis, investment income (interest and dividends) increased 50% in both 2024 and 2023, compared to the prior years. Growth in invested assets and an increase in recurring investment book yield contributed to the increase in investment income. The book yield increase primarily reflected investing new cash from insurance operations, and proceeds from maturing bonds, in higher coupon rate securities.

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
•Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3: Inputs that are unobservable. Unobservable inputs reflect our subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain privately held investments).
Determining the fair value of the investment portfolio is the responsibility of management. As part of that responsibility, we evaluate whether a market is distressed or inactive in determining the fair value for our portfolio. We review certain market level inputs to evaluate whether sufficient activity, volume, and new issuances exist to create an active market. Based on this evaluation, we concluded that there was sufficient activity related to the sectors and securities for which we obtained valuations.

App.-A-17

The composition of the investment portfolio by major security type and our outstanding debt was:

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2024
Fixed maturities:
U.S. government obligations	$45,988	$0	$0	$45,988	$47,103
State and local government obligations	0	2,778	0	2,778	2,893
Foreign government obligations	0	16	0	16	16
Corporate and other debt securities	0	13,949	5	13,954	14,111
Residential mortgage-backed securities	0	1,601	0	1,601	1,600
Commercial mortgage-backed securities	0	4,352	0	4,352	4,721
Other asset-backed securities	0	6,643	0	6,643	6,682
Total fixed maturities	45,988	29,339	5	75,332	77,126
Short-term investments	613	2	0	615	615
Total available-for-sale securities	46,601	29,341	5	75,947	77,741
Equity securities:
Nonredeemable preferred stocks	0	676	52	728	756
Common equities:
Common stocks	3,527	0	23	3,550	720
Other risk investments	0	0	25	25	25
Subtotal common equities	3,527	0	48	3,575	745
Total equity securities	3,527	676	100	4,303	1,501
Total portfolio	$50,128	$30,017	$105	$80,250	$79,242
Debt	$0	$6,173	$0	$6,173	$6,893

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2023
Fixed maturities:
U.S. government obligations	$36,869	$0	$0	$36,869	$37,823
State and local government obligations	0	2,203	0	2,203	2,338
Foreign government obligations	0	16	0	16	17
Corporate and other debt securities	0	11,355	3	11,358	11,634
Residential mortgage-backed securities	0	417	0	417	427
Commercial mortgage-backed securities	0	3,940	0	3,940	4,536
Other asset-backed securities	0	5,575	0	5,575	5,667
Total fixed maturities	36,869	23,506	3	60,378	62,442
Short-term investments	1,757	33	0	1,790	1,790
Total available-for-sale securities	38,626	23,539	3	62,168	64,232
Equity securities:
Nonredeemable preferred stocks	0	838	64	902	977
Common equities:
Common stocks	2,886	0	22	2,908	685
Other risk investments	0	0	21	21	21
Subtotal common equities	2,886	0	43	2,929	706
Total equity securities	2,886	838	107	3,831	1,683
Total portfolio	$41,512	$24,377	$110	$65,999	$65,915
Debt	$0	$6,431	$0	$6,431	$6,889
App.-A-18

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
At both December 31, 2024 and 2023, vendor-quoted prices represented 93% of our Level 1 classifications (excluding short-term investments). The securities quoted by vendors in Level 1 primarily represent our holdings in U.S. Treasury Notes, which are frequently traded, and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on active exchanges.
At both December 31, 2024 and 2023, vendor-quoted prices comprised 100% of our Level 2 classifications (excluding short-term investments). In our process for selecting a source (e.g., dealer or pricing service) to provide pricing for securities in our portfolio, we reviewed documentation from the sources that detailed the pricing techniques and methodologies used by these sources and determined if their policies adequately considered market activity, either based on specific transactions for the particular security type or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. Once a source is chosen, we continue to monitor any changes or modifications to their processes by reviewing their documentation on internal controls for pricing and market reviews. We review quality control measures of our sources as they become available to determine if any significant changes have occurred from period to period that might indicate issues or concerns regarding their evaluation or market coverage.
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
For structured debt securities, including commercial, residential, and other asset-backed securities, we evaluate available market-related data for these and similar securities related to collateral, delinquencies, and defaults for historical trends and reasonably estimable projections, as well as historical prepayment rates and current prepayment assumptions and cash flow estimates. We further stratify each class of structured debt securities into more finite sectors (e.g., planned amortization class, first pay, second pay, senior, and subordinated) and use duration, credit quality, and coupon to determine if the fair value is appropriate.
For corporate and other debt, nonredeemable preferred stock, and the notes issued by The Progressive Corporation (see Note 4 – Debt), we review securities by duration, credit quality, and coupon, as well as changes in interest rate and credit spread movements within that stratification. The review also includes recent trades, including: volume traded at various levels that establish a market; issuer specific fundamentals; and industry-specific economic news as it comes to light.
For municipal securities (e.g., general obligations, revenue, and housing), we stratify the portfolio to evaluate securities by type, duration, credit quality, and coupon to review price changes relative to credit spread and interest rate changes. Additionally, we look to economic data as it relates to geographic location as an indication of price-to-call or maturity predictors. For municipal housing securities, we look to changes in cash flow projections, both historical and reasonably estimable projections, to understand yield changes and their effect on valuation.
For short-term securities, we look at acquisition price relative to the coupon or yield. Since our short-term securities are typically 90 days or less to maturity, with the majority listed in Level 2 being 30 days or less to
App.-A-19

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
To the extent we receive prices from external sources (e.g., broker and valuation firm) for the Level 3 securities, we review those prices for reasonableness using internally developed assumptions and then compare our derived prices to the prices received from the external sources. Based on our review, all prices received from external sources remained unadjusted.
If we do not receive prices from an external source, we perform an internal fair value comparison, which includes a review and analysis of market-comparable securities, to determine if fair value changes are needed. Based on this analysis, certain private equity investments included in the
Level 3 category remain valued at cost or were priced using a recent transaction as the basis for fair value. At least annually, these private equity investments are priced by an external source.
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
During 2024 and 2023, there were no material assets or liabilities measured at fair value on a nonrecurring basis.
Due to the relative size of the Level 3 securities’ fair values, compared to the total portfolio’s fair value, any changes in pricing methodology would not have a significant change in valuation that would materially impact net or comprehensive income.

App.-A-20

The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2024 and 2023:

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2023	Calls/ Maturities/ Paydowns/Other	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation[1]	Net Transfers In (Out)	Fair Value at Dec. 31, 2024
Fixed maturities:
Corporate and other debt securities	$3	$0	$2	$0	$0	$0	$0	$5
Equity securities:
Nonredeemable preferred stocks	64	0	0	0	0	(12)	0	52
Common equities:
Common stocks	22	0	0	0	0	1	0	23
Other risk investments	21	4	0	0	0	0	0	25
Total Level 3 securities	$110	$4	$2	$0	$0	$(11)	$0	$105

	Level 3 Fair Value
(millions)	Fair Value at Dec. 31, 2022	Calls/ Maturities/ Paydowns/Other	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation[1]	Net Transfers In (Out)	Fair Value at Dec. 31, 2023
Fixed maturities:
Corporate and other debt securities	$0	$0	$3	$0	$0	$0	$0	$3
Equity securities:
Nonredeemable preferred stocks	84	(8)	1	0	0	(13)	0	64
Common equities:
Common stocks	18	8	0	(10)	9	(3)	0	22
Other risk investments	20	1	0	0	0	0	0	21
Total Level 3 securities	$122	$1	$4	$(10)	$9	$(16)	$0	$110
1For fixed maturities, amounts included are unrealized gains (losses) included in accumulated other comprehensive income (loss) on our consolidated balance sheets. For equity securities, amounts included are net holding period gains (losses) on securities on our consolidated statements of comprehensive income.
App.-A-21

The following tables provide a summary of the quantitative information about Level 3 fair value measurements for our applicable securities at December 31:

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2024	Valuation Technique	Unobservable Input	Range of Input Values Increase (Decrease)	Weighted Average Increase (Decrease)
Fixed maturities:
Corporate and other debt securities	$5	Market comparables	Weighted average market capitalization price change %	(1.4)% to (1.3)%	(1.4)%
Equity securities:
Nonredeemable preferred stocks	52	Market comparables	Weighted average market capitalization price change %	(14.1)% to 6.0%	(2.7)%
Common stocks	23	Market comparables	Weighted average market capitalization price change %	(41.3)% to 95.9%	6.0%
Subtotal Level 3 securities	80
Pricing exemption securities	25
Total Level 3 securities	$105

	Quantitative Information about Level 3 Fair Value Measurements
($ in millions)	Fair Value at Dec. 31, 2023	Valuation Technique	Unobservable Input	Range of Input Values Increase (Decrease)	Weighted Average Increase (Decrease)
Fixed maturities:
Corporate and other debt securities	$3	Market comparables	Weighted average market capitalization price change %	0.3% to 7.7%	2.6%
Equity securities:
Nonredeemable preferred stocks	64	Market comparables	Weighted average market capitalization price change %	17.2% to 39.7%	21.7%
Common stocks	22	Market comparables	Weighted average market capitalization price change %	(45.8)% to 95.6%	39.7%
Subtotal Level 3 securities	89
Pricing exemption securities	21
Total Level 3 securities	$110

App.-A-22

4.  DEBT
Debt at December 31, consisted of the following Senior Notes:

($ in millions)				2024		2023
Principal Amount	Interest Rate	Issuance Date	Maturity Date	Carrying Value	Fair Value	Carrying Value	Fair Value
$500	2.45%	August 2016	2027	$499	$479	$499	$469
500	2.50	March 2022	2027	499	479	498	469
300	6 5/8	March 1999	2029	298	320	298	329
550	4.00	October 2018	2029	547	534	547	543
500	3.20	March 2020	2030	498	462	497	462
500	3.00	March 2022	2032	497	439	496	446
400	6.25	November 2002	2032	397	430	397	446
500	4.95	May 2023	2033	497	495	496	513
350	4.35	April 2014	2044	347	298	347	314
400	3.70	January 2015	2045	396	308	396	325
850	4.125	April 2017	2047	842	684	842	756
600	4.20	March 2018	2048	591	490	591	534
500	3.95	March 2020	2050	491	386	491	422
500	3.70	March 2022	2052	494	369	494	403
Total				$6,893	$6,173	$6,889	$6,431
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
Interest on all debt is payable semiannually at the stated rates. All principal is due at the stated maturity. Each note is redeemable, in whole or in part, at any time; however, the redemption price will equal the greater of the principal amount of the note or a “make whole” amount calculated by reference to the present values of remaining scheduled principal and interest payments under the note. There was no short-term debt outstanding at December 31, 2024 or 2023.
Aggregate required principal payments on debt outstanding at December 31, 2024, were as follows:

(millions)	Payments
2025	$0
2026	0
2027	1,000
2028	0
2029	850
Thereafter	5,100
Total	$6,950
Prior to certain issuances of our debt securities, we entered into forecasted transactions to hedge against possible rises in interest rates. When the contracts were closed upon the issuance of the applicable debt securities, we recognized the unrealized gains (losses) on these contracts as part of accumulated other comprehensive income (see Note 1 – Reporting and Accounting Policies, Investments for further discussion). These unrealized gains (losses) are amortized as adjustments to interest expense over the life of the related notes.
The following table shows the original gain (loss) recognized at debt issuance and the unamortized balance at December 31, 2024, on a pretax basis:

(millions)	Unrealized Gain (Loss) at Issuance	Unamortized Balance at December 31, 2024
6 5/8% Senior Notes due 2029	$(4)	$(2)
6.25% Senior Notes due 2032	5	2
4.35% Senior Notes due 2044	(2)	(1)
3.70% Senior Notes due 2045	(13)	(10)
4.125% Senior Notes due 2047	(8)	(7)
In 2024, 2023, and 2022, there were minimal net reclassifications of net pretax unrealized losses from accumulated other comprehensive income to interest expense on our closed debt issuance cash flow hedges.
During 2024, The Progressive Corporation renewed its line of credit with PNC Bank, National Association (PNC), in the maximum principal amount of $300 million. Subject to the terms and conditions of the line of credit documents,
App.-A-23

advances under the line of credit, if any, will bear interest at a variable rate equal to the 1-month term Secured Overnight Financing Rate (SOFR) plus 1.10%. Each advance must be repaid on the 30th day after the date of the advance or, if earlier, on April 30, 2025, the expiration date of the line of credit. Prepayments are permitted without penalty. The line of credit is uncommitted and, as such, all advances are subject to PNC’s discretion. We had no borrowings under the line of credit in 2024 or 2023.
5.  INCOME TAXES
The components of our income tax provision for the years ended December 31, were as follows:

(millions)	2024	2023	2022
Current tax provision
Federal	$2,247	$1,102	$733
State	58	19	13
Deferred tax expense (benefit)
Federal	(70)	(120)	(529)
State	(2)	0	(17)
Total income tax provision	$2,233	$1,001	$200
The provision for income taxes in the consolidated statements of comprehensive income differed from the statutory rate for the years ended December 31, as follows:

	2024		2023		2022
($ in millions)	Expense (Benefit)	Rate Impact	Expense (Benefit)	Rate Impact	Expense (Benefit)	Rate Impact
Income before income taxes	$10,713		$4,904		$922
Tax at statutory federal rate	$2,250	21%	$1,030	21%	$194	21%
Tax effect of:
State income taxes, net of federal taxes	44	0	15	0	(3)	0
Stock-based compensation	(34)	0	(22)	(1)	(18)	(2)
Tax-deductible dividends	(18)	0	(5)	0	(2)	0
Nondeductible compensation expense	10	0	10	0	11	1
Tax-preferenced investment income	(10)	0	(10)	0	(13)	(1)
Tax credits	(7)	0	(17)	0	(15)	(2)
Goodwill impairment[1]	0	0	0	0	47	5
Other items, net	(2)	0	0	0	(1)	0
Total income tax provision	$2,233	21%	$1,001	20%	$200	22%
[1] The ARX Holding Corp. acquisition did not create goodwill for income tax purposes. As a result, the impairment was not deductible for income tax purposes.
App.-A-24

Deferred income taxes reflect the tax effects of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The following table shows the components of the net deferred tax assets and liabilities at December 31:

(millions)	2024	2023
Federal deferred income tax assets:
Unearned premiums reserve	$991	$836
Net unrealized losses on fixed-maturity securities	376	427
Loss and loss adjustment expense reserves	342	293
Non-deductible accruals	274	238
Software development costs	89	66
Operating lease liabilities	41	37
Hedges on forecasted transactions	4	4
Other	27	13
Federal deferred income tax liabilities:
Net holding period gains on equity securities	(588)	(451)
Deferred acquisition costs	(412)	(354)
Property and equipment	(85)	(88)
Operating lease assets	(41)	(37)
Investment basis differences	(22)	0
Prepaid expenses	(10)	(6)
Loss and loss adjustment expense reserve transition adjustment	(8)	(16)
Other	(24)	(26)
Net federal deferred income taxes	954	936
State deferred income tax assets[1]	42	40
Total	$996	$976
1 State deferred tax assets are recorded in other assets on our consolidated balance sheets.
Although realization of the deferred tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2024 or 2023. We believe our deferred tax asset related to net unrealized losses on fixed-maturity securities will be realized based on the existence of current temporary differences related to unrealized gains in our equity portfolio and prior-year capital gains.
At December 31, 2024 and 2023, we had net current income taxes payable of $26 million and $312 million, respectively, which were reported in accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets. This balance, which represented our estimated tax liability for the year less payments made during the year, and less any taxes paid in prior years recoverable through carryback, may fluctuate from period to period due to normal timing differences.

At December 31, 2024 and 2023, we have not recorded any unrecognized tax benefits or related interest and penalties. For the years ended December 31, 2024, 2023, and 2022, we recognized immaterial amounts of interest and penalties as a component of the income tax provision.
The Progressive Corporation and its subsidiaries file a consolidated federal income tax return. All federal income tax years prior to 2021 are generally closed to examination; however, 2016 remains open for a tax credit partnership investment. The statute of limitations also remains open for the final consolidated federal income tax return for the Protective Insurance Corporation and subsidiaries for the period from January 1, 2021 through the June 2021 acquisition date. The statute of limitations for state income tax purposes generally remains open for three to four years from the return filing date, depending upon the jurisdiction. There has been no significant state income tax audit activity.

App.-A-25

6.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
We write personal and commercial auto insurance, personal residential property insurance, business-related general liability and commercial property insurance predominantly for small businesses, workers’ compensation insurance primarily for the transportation industry, and other specialty property-casualty insurance and provide related services throughout the United States. As a property-casualty insurance company, we are exposed to hurricanes or other catastrophes. We are unable to predict the frequency or severity of any such events that may occur in the near term or thereafter. To help mitigate this risk in our Personal Lines property business, we currently maintain excess of loss reinsurance coverage, both on an aggregate and a per occurrence basis.
As we are primarily an insurer of motor vehicles and residential property, we have minimal exposure to environmental and asbestos claims.
Loss and Loss Adjustment Expense Reserves Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. For our Personal and Commercial Lines vehicle businesses, which represented about 91% of our total carried reserves at December 31, 2024, we establish loss and LAE reserves after completing reviews at a disaggregated level of grouping. Progressive’s actuarial staff reviews approximately 400 subsets of business data, which are at a combined state, product, and line coverage level, to calculate the needed loss and LAE reserves. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of loss adjustment expense costs.
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
The actuarial staff completes separate projections of needed case and incurred but not recorded (IBNR) reserves. Since a large majority of the parties involved in an accident report their claims within a short time period after the occurrence, we do not carry a significant amount of IBNR reserves for older accident years. Based on the methodology we use to estimate case reserves for our personal vehicle and Commercial Lines auto businesses, we generally do not have expected development on reported claims included in our IBNR reserves. We do, however, include anticipated salvage and subrogation recoveries in our IBNR reserves, which could result in negative carried IBNR reserves, primarily in our physical damage reserves.
Changes from our historical data trends, or third-party modeled data trends, may reduce the predictiveness of our projected future loss costs. Internal considerations that are process-related, which generally result from changes in our claims organization’s activities, include claim closure rates, the number of claims that are closed without payment, and the level of the claims representatives’ estimates of the needed case reserve for each claim. These changes and their effect on the historical data are studied at the state level versus on a larger, less indicative, countrywide basis. External items considered include the litigation atmosphere, state-by-state changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro, countrywide level. The actuarial staff takes these changes into consideration when making their assumptions to determine needed reserve levels.
Similar to our vehicle businesses, our actuarial staff analyzes loss and LAE data for our Commercial Lines non-vehicle business and our Personal Lines property business on a claim occurrence period basis. Many of the methodologies and key parameters reviewed are similar. In addition, for our Progressive Fleet & Specialty Programs (previously referred to as Protective Insurance) and Personal Lines property businesses, since claims adjusters primarily establish the case reserves, the actuarial staff includes expected development on case reserves as a component of the overall IBNR reserves.
App.-A-26

Activity in the loss and LAE reserves is summarized as follows:

(millions)	2024	2023	2022
Balance at January 1	$34,389	$30,359	$26,164
Less reinsurance recoverables on unpaid losses	4,789	5,559	4,734
Net balance at January 1	29,600	24,800	21,430
Incurred related to:
Current year	49,476	44,561	38,209
Prior years	(416)	1,094	(86)
Total incurred	49,060	45,655	38,123
Paid related to:
Current year	28,909	26,875	23,543
Prior years	15,181	13,980	11,210
Total paid	44,090	40,855	34,753
Net balance at December 31	34,570	29,600	24,800
Plus reinsurance recoverables on unpaid losses	4,487	4,789	5,559
Balance at December 31	$39,057	$34,389	$30,359
We experienced favorable development of $416 million and $86 million in 2024 and 2022, respectively, compared to unfavorable reserve development of $1,094 million in 2023, which is reflected as “Incurred related to prior years” in the table above.
2024
•The favorable prior year reserve development included approximately $180 million attributable to accident year 2023, $55 million to accident year 2022, and the remainder to accident years 2021 and prior.
•Our personal auto products incurred about $550 million of favorable loss and LAE reserve development, with about 60% attributable to the agency auto business and the balance to the direct auto business. The favorable development was, in part, due to lower than anticipated severity and frequency in Florida and lower than anticipated property damage severity across the majority of states.
•Our personal property products experienced about $80 million of unfavorable development primarily due to higher LAE costs than anticipated.
•Our Commercial Lines business experienced about $50 million of unfavorable development primarily driven by higher than anticipated severity in our commercial auto business for California, New York, and Texas.

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
•Our Commercial Lines business experienced about $365 million of unfavorable development, primarily driven by higher than anticipated severity and frequency of late reported injury claims and large loss emergence on injury claims, with about half attributable to our TNC business.

App.-A-27

2022
•The favorable reserve development for 2022 reflected approximately $22 million of favorable prior year reserve development that was attributable to accident year 2021, $47 million to accident year 2020, and the remainder to accident years 2019 and prior.
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
Incurred and Paid Claims Development by Accident Year The following tables present our incurred, net of reinsurance, and paid claims development by accident year for the number of years that generally have historically represented the maximum development period for claims. The tables below include inception-to-date information for companies acquired and wholly exclude companies disposed of, rather than including information from the date of acquisition, or until the date of disposition. We believe the most meaningful presentation of claims development is through the retrospective approach by presenting all relevant historical information for all periods presented.
We have elected to present our incurred and paid claims development in consideration with our GAAP reportable segments (see Note 10 – Segment Information for a discussion of our segment reporting), with a further disaggregation of our Personal Lines vehicles and Commercial Lines auto business claims development between liability and physical damage, since the loss patterns are significantly different between them. The
Commercial Lines other business includes coverages for Progressive Fleet & Specialty Programs (Fleet & Specialty) other than liability and physical damage. Reserves for our run-off products are not considered material and, therefore, are not included in a separate claims development table.
Only 2024 is audited; all prior years are considered required supplementary information and, therefore, are unaudited. Expected development on our case reserves is excluded from the IBNR reserves on our vehicle businesses, as discussed above. For the Personal Lines property business and the Commercial Lines other business, the IBNR reserves include expected case development based on the methodology used in establishing the case reserves. The cumulative number of incurred claims are based on accident coverages (e.g., bodily injury, collision, comprehensive, personal injury protection, property damage) related to opened claims. Coverage counts related to claims closed without payment are excluded from the cumulative number of incurred claims.

App.-A-28

Personal Lines - Vehicles - Agency - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2024
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$5,434	$5,405	$5,386	$5,458	$5,335	$0	757,059
2021		6,716	6,862	6,936	6,943	139	885,883
2022			7,077	7,302	7,226	168	842,089
2023				8,616	8,365	458	899,528
2024					9,700	1,991	922,906
				Total	$37,569
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$2,383	$4,112	$4,797	$5,122	$5,257
2021		2,855	5,239	6,183	6,569
2022			3,019	5,564	6,486
2023				3,527	6,311
2024					3,753
				Total	$28,376
	All outstanding liabilities before 2020, net of reinsurance[1]				101
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$9,294
1 Required supplementary information (unaudited)

Personal Lines - Vehicles - Agency - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2024
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$3,329	$3,320	$3,327	$3,323	$3,334	$0	1,785,155
2021		4,708	4,624	4,629	4,619	0	2,106,004
2022			5,429	5,545	5,584	27	2,033,436
2023				5,775	5,880	(16)	2,116,608
2024					6,214	(262)	2,110,655
				Total	$25,631
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$3,250	$3,323	$3,323	$3,328	$3,332
2021		4,438	4,621	4,612	4,617
2022			5,176	5,542	5,549
2023				5,584	5,883
2024					5,932
				Total	$25,313
	All outstanding liabilities before 2020, net of reinsurance[1]				6
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$324
1 Required supplementary information (unaudited)
App.-A-29

Personal Lines - Vehicles - Direct - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2024
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$5,357	$5,323	$5,302	$5,343	$5,235	$0	789,868
2021		6,965	7,180	7,244	7,235	118	981,585
2022			7,563	7,870	7,799	160	973,940
2023				9,628	9,424	436	1,095,697
2024					11,584	2,218	1,224,816
				Total	$41,277
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$2,301	$4,019	$4,721	$5,036	$5,165
2021		2,915	5,461	6,488	6,899
2022			3,132	5,983	7,023
2023				3,926	7,160
2024					4,496
				Total	$30,743
	All outstanding liabilities before 2020, net of reinsurance[1]				83
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$10,617
1 Required supplementary information (unaudited)

Personal Lines - Vehicles - Direct - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2024
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$3,776	$3,753	$3,766	$3,762	$3,773	$0	2,139,157
2021		5,752	5,568	5,573	5,570	3	2,602,980
2022			6,613	6,724	6,763	22	2,608,806
2023				7,578	7,678	(32)	2,858,910
2024					8,241	(398)	2,978,088
				Total	$32,025
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$3,720	$3,766	$3,762	$3,767	$3,771
2021		5,422	5,579	5,560	5,565
2022			6,326	6,732	6,732
2023				7,362	7,692
2024					7,851
				Total	$31,611
	All outstanding liabilities before 2020, net of reinsurance[1]				1
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$415
1 Required supplementary information (unaudited)
App.-A-30

Personal Lines - Property
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2024
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$1,224	$1,247	$1,261	$1,256	$1,258	$2	88,732
2021		1,540	1,516	1,503	1,498	6	89,934
2022			1,665	1,622	1,612	28	90,182
2023				1,583	1,605	95	81,801
2024					1,696	392	75,902
				Total	$7,669
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$833	$1,141	$1,211	$1,237	$1,250
2021		1,035	1,375	1,444	1,476
2022			1,042	1,470	1,545
2023				1,078	1,441
2024					1,050
				Total	$6,762
	All outstanding liabilities before 2020, net of reinsurance[1]				4
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$911
1 Required supplementary information (unaudited)

App.-A-31

Commercial Lines - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2024
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$2,336	$2,389	$2,419	$2,437	$2,418	$15	117,487
2021		3,447	3,527	3,574	3,581	79	156,656
2022			4,526	4,835	4,862	180	182,645
2023				5,456	5,502	472	189,384
2024					5,552	1,136	187,406
				Total	$21,915
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$441	$1,110	$1,629	$2,044	$2,255
2021		574	1,546	2,414	2,990
2022			749	2,086	3,232
2023				848	2,307
2024					853
				Total	$11,637
	All outstanding liabilities before 2020, net of reinsurance[1]				134
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$10,412
1 Required supplementary information (unaudited)

Commercial Lines - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2024
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$632	$625	$622	$625	$623	$0	99,612
2021		921	910	910	910	2	121,945
2022			1,315	1,330	1,329	3	147,349
2023				1,352	1,336	(4)	162,717
2024					1,200	(7)	151,280
				Total	$5,398
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2020[1]	2021[1]	2022[1]	2023[1]	2024
2020	$541	$622	$620	$621	$622
2021		764	903	902	906
2022			1,114	1,315	1,321
2023				1,184	1,328
2024					1,066
				Total	$5,243
	All outstanding liabilities before 2020, net of reinsurance[1]				1
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$156
1 Required supplementary information (unaudited)
App.-A-32

Commercial Lines - Other
($ in millions)											As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance											December 31, 2024
	For the years ended December 31,										Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022[1]	2023[1]	2024
2015	$51	$45	$46	$48	$47	$45	$45	$45	$45	$45	$3	9,528
2016		52	43	41	42	40	40	40	40	40	2	7,649
2017			63	55	51	49	46	48	55	54	9	17,683
2018				82	81	77	77	77	82	83	11	15,494
2019					81	83	85	88	88	88	8	10,732
2020						75	81	82	83	83	11	9,561
2021							84	87	89	85	16	9,409
2022								84	81	82	18	7,740
2023									85	85	27	7,512
2024										61	35	5,028
									Total	$706
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2015[1]	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022[1]	2023[1]	2024
2015	$7	$18	$27	$31	$34	$36	$37	$38	$39	$40
2016		9	21	27	31	33	34	35	36	36
2017			10	24	31	35	37	40	42	42
2018				18	40	50	57	62	65	67
2019					20	42	56	65	71	75
2020						16	39	52	60	64
2021							17	40	52	61
2022								18	40	51
2023									18	42
2024										13
									Total	$491
			All outstanding liabilities before 2015, net of reinsurance[1]							31
			Liabilities for claims and claim adjustment expenses, net of reinsurance							$246
1 Required supplementary information (unaudited)

App.-A-33

The following table reconciles the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses:

(millions)	2024	2023
Net outstanding liabilities
Personal Lines
Vehicles
Agency, Liability	$9,294	$8,109
Agency, Physical Damage	324	213
Direct, Liability	10,617	8,818
Direct, Physical Damage	415	223
Property	911	745
Commercial Lines
Liability	10,412	9,192
Physical Damage	156	197
Other	246	261
Other business	177	89
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	32,552	27,847
Reinsurance recoverables on unpaid claims
Personal Lines
Vehicles
Agency, Liability	912	875
Agency, Physical Damage	0	0
Direct, Liability	1,559	1,471
Direct, Physical Damage	0	0
Property	567	632
Commercial Lines
Liability	845	1,078
Physical Damage	1	1
Other	218	216
Other business	354	475
Total reinsurance recoverables on unpaid claims	4,456	4,748
Unallocated claims adjustment expense related to:
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	2,018	1,753
Reinsurance recoverables on unpaid claims	31	41
Total gross liability for unpaid claims and claim adjustment expense	$39,057	$34,389
The following table shows the average historical claims duration as of December 31, 2024:

(Required Supplementary Information - Unaudited)
Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance	Years
	1	2	3	4	5
Personal Lines
Vehicles
Agency, Liability	41.4%	33.9%	13.1%	5.8%	2.5%
Agency, Physical Damage	95.1	4.7	0	0.1	0.1
Direct, Liability	40.6	34.9	13.7	5.8	2.5
Direct, Physical Damage	95.8	3.9	(0.1)	0.1	0.1
Property	65.7	24.1	4.9	2.1	1.0
Commercial Lines
Liability	15.8	27.1	23.3	16.5	8.7
Physical Damage	86.5	13.5	0.1	0.3	0.2
Other	20.7	26.8	14.6	9.4	5.6
App.-A-34

7.  REINSURANCE
The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

	2024		2023		2022
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$75,893	$72,169	$62,721	$59,881	$52,336	$50,650
Ceded premiums:
Regulated	(620)	(619)	(535)	(545)	(622)	(675)
Non-Regulated	(849)	(751)	(636)	(671)	(633)	(734)
Total ceded premiums	(1,469)	(1,370)	(1,171)	(1,216)	(1,255)	(1,409)
Net premiums	$74,424	$70,799	$61,550	$58,665	$51,081	$49,241
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
◦North Carolina Reinsurance Facility (NCRF)
◦Florida Hurricane Catastrophe Fund (FHCF)
•State-mandated involuntary plans
◦Commercial Automobile Insurance Procedures/Plans (CAIP)
Non-Regulated refers to voluntary external reinsurance. We do not reinsure our personal vehicle businesses. For our personal property business, we have both property catastrophic excess of loss and aggregate excess of loss reinsurance agreements. In our Commercial Lines business, we reinsure certain of our TNC business and our Fleet & Specialty workers’ compensation insurance and commercial auto products under either a quota share reinsurance agreement or a combination of quota share and excess of loss agreements.
The increase in ceded written and earned premiums in our Regulated plans during 2024 was primarily due to increases in both rates and the number of policies ceded to the NCRF. The increase in Non-Regulated ceded written and earned premiums during 2024 primarily reflected renewing certain TNC programs for a 12-month policy term from the previous 6-month term, thus we wrote more direct premiums during 2024, compared to 2023, and, therefore, ceded more premiums than in the prior year.
Our reinsurance recoverables and prepaid reinsurance premiums were comprised of the following at December 31:

	Reinsurance Recoverables				Prepaid Reinsurance Premiums
($ in millions)	2024		2023		2024		2023
Regulated:
MCCA	$2,381	50%	$2,272	45%	$29	9%	$40	16%
CAIP	415	9	539	10	0	0	0	0
NFIP	361	8	11	0	69	20	67	27
NCRF	214	4	185	4	85	24	75	30
FHCF	169	3	306	6	0	0	0	0
Other	5	0	4	0	1	0	1	0
Total Regulated	3,545	74	3,317	65	184	53	183	73
Non-Regulated:
Commercial Lines	1,137	24	1,386	27	157	45	56	23
Personal property	78	2	381	8	8	2	11	4
Other	5	0	10	0	0	0	0	0
Total Non-Regulated	1,220	26	1,777	35	165	47	67	27
Total	$4,765	100%	$5,094	100%	$349	100%	$250	100%
The decrease in our Commercial Lines reinsurance recoverable in 2024, compared to 2023, was primarily due to a change in the reinsurance program structure of certain TNC products during 2023, whereby we wrote and ceded less premiums. In our personal property business, the decrease primarily reflected a reduction of our estimate of the ultimate losses and allocated LAE on prior year storms, mainly related to Hurricane Ian. The current year storms also drove the increase in our reinsurance recoverable under the NFIP.
App.-A-35

Our prepaid reinsurance premiums increased in 2024, primarily due to the TNC reinsurance program structure changes discussed above.
Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to us. Our exposure to losses from the failure of Regulated plans is minimal since these plans are funded by the federal government or by mechanisms supported by insurance companies in applicable states. We evaluate the financial condition of our other reinsurers and monitor concentrations of credit risk to minimize our exposure to significant losses from reinsurer insolvencies.

For our Non-Regulated reinsurers, we routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counterparties to our reinsurance recoverables to determine if an allowance for credit losses should be established. For at-risk uncollateralized recoverable balances, we evaluate several reinsurer specific factors, including reinsurer credit quality rating, credit rating outlook, historical experience, reinsurer surplus, recoverable duration, and collateralization composition in respect to our net exposure (i.e., the reinsurance recoverable amount less premiums payable to the reinsurer, where the right to offset exists). At December 31, 2024 and 2023, the allowance for credit losses related to these contracts was not material to our financial condition or results of operations.
8.  STATUTORY FINANCIAL INFORMATION
Consolidated statutory surplus was $27,171 million and $22,250 million at December 31, 2024 and 2023, respectively. Statutory net income was $7,670 million, $3,502 million, and $2,764 million for the years ended December 31, 2024, 2023, and 2022, respectively.
At December 31, 2024, $1,650 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.
During 2024, the insurance subsidiaries paid aggregate dividends of $3,667 million to their parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $7,021 million in 2025, without prior approval from regulatory authorities, subject to other potential state specific limitations, capital requirements, and restrictions on the amount of dividends that can be paid within a 12-month period by the applicable subsidiary.

9.  EMPLOYEE BENEFIT PLANS
Retirement Plans  Progressive has a defined contribution pension plan (401(k) Plan) that covers employees who have been employed with the company for at least 30 days. Under Progressive’s 401(k) Plan, we match up to a maximum of 6% of an employee’s eligible compensation contributed to the plan, with employees vesting in the company match after providing two years of service. Matching contributions to the 401(k) Plan for the years ended December 31, 2024, 2023, and 2022, were $235 million, $206 million, and $180 million, respectively.
Employee and company matching contributions are invested, at the direction of the employee, in a number of investment options available under the plan, including various mutual funds, a self-directed brokerage option, and a Progressive common stock fund. Progressive’s common stock fund is an employee stock ownership program (ESOP) within the 401(k) Plan. At December 31, 2024, the ESOP held 17 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash, at the election of the participant, and the related tax benefit is recorded as part of our tax provision.
Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $21 million and $19 million at December 31, 2024 and 2023, respectively.
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
App.-A-36

The amounts charged to expense for incentive compensation plans for the years ended December 31, were:

	2024		2023		2022
(millions)	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Non-equity incentive plans – cash	$1,040	$822	$897	$709	$381	$301
Equity incentive plans[1]	122	105	121	104	123	107
[1] After-tax amounts differ from the statutory rate of 21% due to the expected disallowance of certain executive compensation deductions.
Progressive’s 2024 Equity Incentive Plan (2024 Plan), which provides for the granting of equity-based compensation to officers and other key employees, authorized awards of just over 10 million shares for issuance, in the aggregate, which includes 4 million shares previously authorized under the 2015 Equity Incentive Plan (2015 Plan). The 2024 Plan was approved by our shareholders in May 2024 and replaced the 2015 Plan. At December 31, 2024, there were 3.5 million shares remaining in the 2015 Plan to satisfy awards previously issued under that plan and representing the maximum potential payout of performance-based awards outstanding. No further grants will be made under the 2015 Plan.
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
In addition to their time-based awards, performance-based awards are granted to executives and other senior managers to provide additional incentive to achieve pre-established profitability and growth targets and/or relative investment performance. The targets for the performance-based awards, as well as the number of units that ultimately may vest, vary by grant.
The following shows the performance measurement criteria for our performance-based restricted equity awards outstanding at December 31, 2024:

Performance Measurement	Year(s) of Grant	Vesting range (as a percentage of target)
Growth of our personal auto and commercial auto businesses, both compared to its respective market	2023-2024	0-250%
Growth of our personal auto and commercial auto businesses and homeowners multi-peril business, each compared to its respective market	2022	0-250%
Investment results relative to peer group	2024	0-250%
Investment results relative to peer group	2022-2023	0-200%
All restricted equity awards are settled at or after vesting in Progressive common shares from existing treasury shares on a one-to-one basis.
App.-A-37

A summary of all employee restricted equity award activity during the years ended December 31, follows:

	2024		2023		2022
Restricted Equity Awards	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value
Beginning of year	2,893,742	$101.18	3,198,150	$81.71	3,539,022	$67.24
Add (deduct):
Granted[2]	826,377	160.13	1,080,658	110.93	1,154,838	96.54
Vested	(1,186,442)	81.84	(1,338,466)	63.10	(1,378,070)	57.79
Forfeited	(28,015)	111.35	(46,600)	84.86	(117,640)	72.44
End of year[3,4]	2,505,662	$129.66	2,893,742	$101.18	3,198,150	$81.71
1 Includes restricted stock units. All performance-based awards are included at their target amounts.
2 We reinvest dividend equivalents on restricted stock units. For 2024, 2023, and 2022, the number of units “granted” shown in the table above includes 23,153, 36,656, and 44,327 of dividend equivalent units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair values of the original grants.
3 At December 31, 2024, the number of shares included 447,819 performance-based restricted stock units at their target amounts. We expect 859,619 units to vest based upon our current estimates of the likelihood of achieving the predetermined performance measures applicable to each award.
4 At December 31, 2024, the total unrecognized compensation cost related to unvested restricted equity awards was $94 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into our consolidated statements of comprehensive income over the weighted average vesting period of 2.3 years.
The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2024, 2023, and 2022, was $226 million, $195 million, and $154 million, respectively, based on the actual stock price on the applicable vesting dates.
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
The Progressive Corporation permits each non-employee director to indicate a preference to receive either 100% of their compensation in the form of a restricted stock award or 60% in the form of a restricted stock award and 40% in the form of cash. If the director does not state a preference, it is presumed that they preferred to receive 100% of their compensation in the form of restricted stock. The Compensation and Talent Committee of the Board of Directors will consider such preferences when making a determination with respect to the allocation (restricted stock, or restricted stock and cash) and approval of the annual awards for each non-employee director.
The restricted stock awards are issued as time-based awards. The vesting period is typically 11 months from the date of each grant. To the extent a director is newly appointed during the year, or a director’s committee assignments change, the vesting period may be shorter. Both the restricted stock awards and cash, if elected, may be expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.
A summary of all directors’ restricted stock activity during the years ended December 31, follows:

	2024		2023		2022
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	25,075	$133.43	30,439	$109.75	29,206	$105.16
Add (deduct):
Granted	15,553	215.77	25,075	133.43	30,439	109.75
Vested[1]	(25,979)	136.29	(30,439)	109.75	(29,206)	105.16
End of year[2]	14,649	$215.77	25,075	$133.43	30,439	$109.75
1 In 2024, 904 shares granted in 2024 vested upon the disability of a director, pursuant to the terms of the plan.
2 The remaining unrecognized compensation cost was $1 million at December 31, 2024, 2023, and 2022.
App.-A-38

The aggregate fair value of the restricted stock vested during the years ended December 31, 2024, 2023, and 2022, was $5 million, $4 million, and $3 million, respectively, based on the actual stock price at time of vesting.
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
For equity awards deferred pursuant to the Deferral Plan, the deferred amounts are deemed invested in our common shares and are ineligible for transfer to other investment funds in the Deferral Plan; distributions of these deferred awards will be made in Progressive common shares. We reserved 11 million of our common shares for issuance under the Deferral Plan.
An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan. The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2024	2023
Progressive common shares[1]	$117	$119
Other investment funds[2]	176	165
Total	$293	$284
1 Included 1,138,191 and 1,551,846 common shares as of December 31, 2024 and 2023, respectively, to be distributed in common shares, and are reported at grant date fair value.
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
Our operating segments are Personal Lines and Commercial Lines, which we report based on product. Our Chief Executive Officer assesses performance and makes key operating decisions for each of our reportable operating segments and, therefore, is considered our chief operating decision maker.
Our Personal Lines segment writes insurance for personal autos, special lines products (e.g., recreational vehicles, such as motorcycles, RVs, and watercraft), personal residential property insurance for homeowners and renters, umbrella insurance, and flood insurance through the “Write Your Own” program for the National Flood Insurance Program. Beginning in the fourth quarter 2024, our personal property products are reported along with our personal vehicle products as part of our Personal Lines operating segment. Property information for 2023 and 2022 was recast to conform to the current year presentation.
The Personal Lines segment is written through both the independent agency and direct channels. The agency channel includes business written by our network of more than 40,000 independent insurance agencies, including brokerages in New York and California, and strategic alliance business relationships (including other insurance companies, financial institutions, and national agencies). The direct channel includes business written directly by us online or by phone. We operate this segment throughout the United States.
Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-related general liability and commercial property insurance predominately for small businesses, and workers’ compensation insurance primarily for the transportation industry. This segment operates throughout the United States and is distributed through both the independent agency, including brokerages, and direct channels.
We evaluate operating segment profitability based on pretax underwriting profit (loss). Pretax underwriting profit (loss) is calculated as net premiums earned plus fees and other revenues, less: (i) losses and loss adjustment expenses; (ii) policy acquisition costs; and (iii) other underwriting expenses.
Our service businesses provide insurance-related services, including serving as an agent for homeowners, general liability, and workers’ compensation insurance, among other products, through programs in our direct Personal Lines and Commercial Lines businesses. Pretax profit (loss) is the difference between service business revenues and service business expenses.
Assets and income taxes are not allocated to operating segments, as such allocation would be impractical. Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We also do not separately identify depreciation expense by segment. Companywide depreciation expense for 2024, 2023, and 2022, was $284 million, $285 million, and $306 million, respectively. The accounting policies of the operating segments are consistent with those described in Note 1 – Reporting and Accounting Policies.
App.-A-39

Operating segment results for the years ended December 31, were as follows:

(millions)	Personal Lines	Commercial Lines	Other[1]	Companywide
December 31, 2024
Net premiums earned	$60,091	$10,707	$1	$70,799
Fees and other revenues	893	171	0	1,064
Total underwriting revenue	60,984	10,878	1	71,863
Losses and loss adjustment expenses:
Losses (excluding catastrophe losses)	33,684	6,421	10	40,115
Catastrophe losses	2,434	80	0	2,514
Loss adjustment expenses	5,325	1,109	(3)	6,431
Total losses and loss adjustment expenses	41,443	7,610	7	49,060
Underwriting expenses:
Distribution expenses[2]	7,969	1,168	1	9,138
Other underwriting expenses[3]	4,732	964	11	5,707
Total underwriting expenses	12,701	2,132	12	14,845
Pretax underwriting profit (loss)	$6,840	$1,136	$(18)	7,958
Investment profit (loss)[4]				3,067
Service businesses				(33)
Interest expense				(279)
Total pretax profit (loss)				$10,713

(millions)	Personal Lines	Commercial Lines	Other[1]	Total
December 31, 2023
Net premiums earned	$48,765	$9,899	$1	$58,665
Fees and other revenues	740	149	0	889
Total underwriting revenue	49,505	10,048	1	59,554
Losses and loss adjustment expenses:
Losses (excluding catastrophe losses)	31,509	6,866	3	38,378
Catastrophe losses	1,753	41	0	1,794
Loss adjustment expenses	4,487	993	3	5,483
Total losses and loss adjustment expenses	37,749	7,900	6	45,655
Underwriting expenses:
Distribution expenses[2]	4,904	1,073	1	5,978
Other underwriting expenses[3]	3,967	952	10	4,929
Total underwriting expenses	8,871	2,025	11	10,907
Pretax underwriting profit (loss)	$2,885	$123	$(16)	2,992
Investment profit (loss)[4]				2,219
Service businesses				(39)
Interest expense				(268)
Total pretax profit (loss)				$4,904

App.-A-40

(millions)	Personal Lines	Commercial Lines	Other[1]	Total
December 31, 2022
Net premiums earned	$40,150	$9,088	$3	$49,241
Fees and other revenues	594	128	0	722
Total underwriting revenue	40,744	9,216	3	49,963
Losses and loss adjustment expenses:
Losses (excluding catastrophe losses)	26,158	5,669	3	31,830
Catastrophe losses	1,626	34	0	1,660
Loss adjustment expenses	3,788	842	3	4,633
Total losses and loss adjustment expenses	31,572	6,545	6	38,123
Underwriting expenses:
Distribution expenses[2]	4,699	1,000	1	5,700
Other underwriting expenses[3]	3,208	861	7	4,076
Total underwriting expenses	7,907	1,861	8	9,776
Pretax underwriting profit (loss)[5]	$1,265	$810	$(11)	2,064
Investment profit (loss)[4]				(676)
Service businesses				3
Interest expense				(244)
Goodwill impairment[5]				(225)
Total pretax profit (loss)				$922
NA = Not applicable.
1 Includes other underwriting businesses and run-off operations.
2 Includes policy acquisition costs, agents’ contingent commissions, and advertising costs attributable to our operating segments. A portion of our companywide advertising costs are also related to our service businesses.
3 Primarily consists of employee compensation and benefit costs, and the increase in the allowance for credit loss exposure on our premiums receivable.
4 Calculated as recurring investment income plus total net realized gains (losses) on securities, less investment expenses.
5 Including the goodwill impairment, the total pretax profit (loss) for the Personal Lines segment was $1,040 million for 2022.
The reconciliation of total underwriting revenues to consolidated revenues for the years ended December 31, were as follows:

(millions)	2024	2023	2022
Total underwriting revenue	$71,863	$59,554	$49,963
Investment income	2,832	1,892	1,260
Total net realized gains (losses) on securities	264	353	(1,912)
Service revenues	413	310	300
Total revenues	$75,372	$62,109	$49,611
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

	2024		2023		2022
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines	11.4%	88.6	5.9%	94.1	3.2%	96.8
Commercial Lines	10.6	89.4	1.2	98.8	8.9	91.1
Total underwriting operations	11.2	88.8	5.1	94.9	4.2	95.8

App.-A-41

11.  OTHER COMPREHENSIVE INCOME (LOSS)
The components of other comprehensive income (loss), including reclassification adjustments by income statement line item, for the years ended December 31, were as follows:

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2023	$(2,053)	$437	$(1,616)	$(1,601)	$(14)	$(1)
Other comprehensive income (loss) before reclassifications:
Investment securities	(197)	41	(156)	(156)	0	0
Total other comprehensive income (loss) before reclassifications	(197)	41	(156)	(156)	0	0
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(1)	0	(1)	(1)	0	0
Net realized gains (losses) on securities	(440)	92	(348)	(348)	0	0
Total reclassification adjustment for amounts realized in net income	(441)	92	(349)	(349)	0	0
Total other comprehensive income (loss)	244	(51)	193	193	0	0
Balance at December 31, 2024	$(1,809)	$386	$(1,423)	$(1,408)	$(14)	$(1)

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2022	$(3,557)	$755	$(2,802)	$(2,787)	$(14)	$(1)
Other comprehensive income (loss) before reclassifications:
Investment securities	1,257	(266)	991	991	0	0
Total other comprehensive income (loss) before reclassifications	1,257	(266)	991	991	0	0
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net realized gains (losses) on securities	(247)	52	(195)	(195)	0	0
Total reclassification adjustment for amounts realized in net income	(247)	52	(195)	(195)	0	0
Total other comprehensive income (loss)	1,504	(318)	1,186	1,186	0	0
Balance at December 31, 2023	$(2,053)	$437	$(1,616)	$(1,601)	$(14)	$(1)

App.-A-42

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2021	$52	$(11)	$41	$56	$(14)	$(1)
Other comprehensive income (loss) before reclassifications:
Investment securities	(4,169)	879	(3,290)	(3,290)	0	0
Total other comprehensive income (loss) before reclassifications	(4,169)	879	(3,290)	(3,290)	0	0
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net realized gains (losses) on securities	(560)	113	(447)	(447)	0	0
Total reclassification adjustment for amounts realized in net income	(560)	113	(447)	(447)	0	0
Total other comprehensive income (loss)	(3,609)	766	(2,843)	(2,843)	0	0
Balance at December 31, 2022	$(3,557)	$755	$(2,802)	$(2,787)	$(14)	$(1)
In an effort to manage interest rate risk, we entered into forecasted transactions on Progressive’s debt issuances. During the next 12 months, we expect to reclassify less than $1 million (pretax) into interest expense, related to net unrealized losses on forecasted transactions (see Note 4 – Debt for further discussion).
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
We describe litigation contingencies for which a loss is probable. We also describe litigation contingencies for which a loss is reasonably possible (but not probable). When disclosing reasonably possible litigation contingencies, we will disclose the amount or range of possible loss, if we are able to make that determination and if material. We may also be exposed to litigation contingencies that are remote. Remote litigation contingencies are those for which the likelihood of a loss is slight at the balance sheet date. We do not disclose, or establish accruals for, remote litigation contingencies. See Note 1 – Reporting and Accounting Policies, Litigation Reserves for a discussion of our litigation reserving policy.
Each year, certain of our pending litigation matters may be brought to conclusion. Settlements that are complete are fully reflected in our financial statements. The amounts accrued and/or paid for settlements during the periods presented were not material to our consolidated financial condition, cash flows, or results of operations.
The pending lawsuits summarized below are in various stages of development, and the outcomes are uncertain until final disposition or, if probable and estimable, are accrued and immaterial as of December 31, 2024. At year end 2024, except to the extent an immaterial accrual has been established, we do not consider the losses from these pending cases to be both probable and estimable, and we are unable to estimate a range of loss at this time. It is not possible to determine loss exposure for a number of reasons, including, without limitation, one or more of the following:
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
App.-A-43

adverse effect on our consolidated financial condition, cash flows, and/or results of operations.
Lawsuits arising from insurance policies and operations, including but not limited to allegations involving claims adjustment and vehicle valuation, may be filed contemporaneously in multiple states. As of December 31, 2024, we are named as defendants in class action lawsuits pending in multiple states alleging that we improperly value total loss vehicle physical damage claims through the application of a negotiation adjustment in calculating such valuations. This includes nine states in which classes have been certified, and lawsuits styled as putative class actions pending in additional states. These lawsuits, which were filed at different times by different plaintiffs, feature certain similar claims and also include different allegations and are subject to various state laws. While we believe we have meritorious defenses and we are vigorously contesting these lawsuits, an unfavorable result in, or a settlement of, a significant number of these lawsuits could, in aggregation, have a material adverse effect on our financial condition, cash flows, and/or results of operations. Based on information available to us, we determined that losses from these lawsuits are reasonably possible but neither probable nor reasonably estimable, other than for suits for which accruals have been established and are not material, as of December 31, 2024.
At December 31, 2024, the pending lawsuits summarized below, including those discussed above, are in various stages of development, and the outcomes are uncertain until final disposition or, if probable and estimable, are accrued and immaterial:
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
•we sell illusory uninsured and/or underinsured motorist coverage.
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
•we improperly restrict the sale of optional physical damage coverage during weather-related events.
•we improperly communicate with insureds regarding payments during prohibited hours in Florida.
•we improperly share claimants’ contact information with a third party.
•we improperly fail to timely process and pay PIP claims in Texas.
•we improperly impose surcharges on employees in violation of the Employee Retirement Income Security Act of 1974 (ERISA).

App.-A-44

Lawsuits certified or conditionally certified as class/collective actions alleging that:
•we improperly value total loss claims by applying a negotiation adjustment in Alabama, Arkansas, Colorado, Georgia, Indiana, New York, Ohio, Pennsylvania, and South Carolina.
•we improperly fail to pay fees and taxes associated with total losses in Michigan and New York.
•we improperly calculate basic economic loss as it relates to wage loss coverage in New York.
•we improperly reduce or deny PIP benefits when medical expenses are paid initially by health insurance in Arkansas.
•we sell illusory underinsured motorist coverage in New Mexico.
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
The following table summarizes the carrying amounts of our operating leased assets and liabilities at December 31, along with key inputs used to discount our lease liabilities:

($ in millions)	2024	2023
Operating lease assets	$193	$173
Operating lease liabilities	$196	$177
Weighted-average remaining term	3.7 years	3.2 years
Weighted-average discount rate	5.1%	5.1%

At December 31, 2024, the following table shows our operating lease liabilities, on an undiscounted basis for the periods indicated:

(millions)	Commitments
2025	$81
2026	63
2027	32
2028	19
2029	13
Thereafter	5
Total	213
Interest	(17)
Present value of lease liabilities	$196
The operating lease expense for the years ended December 31, was as follows:

(millions)	Expense
2024	$104
2023	94
2022	89

App.-A-45

14. DIVIDENDS
Following is a summary of our common and preferred share dividends that were declared and/or paid in the last three years:

(millions, except per share amounts)		Amount
Declared	Payable	Per Share	Accrued/Paid[1]
Common – Annual-Variable Dividends:
December 2024	January 2025	$4.50	$2,637
December 2023	January 2024	0.75	439

Common – Quarterly Dividends:
December 2024	January 2025	0.10	58
August 2024	October 2024	0.10	59
May 2024	July 2024	0.10	58
March 2024	April 2024	0.10	59
December 2023	January 2024	0.10	59
August 2023	October 2023	0.10	58
May 2023	July 2023	0.10	59
March 2023	April 2023	0.10	59
December 2022	January 2023	0.10	58
August 2022	October 2022	0.10	58
May 2022	July 2022	0.10	59
March 2022	April 2022	0.10	59
December 2021	January 2022	0.10	58

Preferred Dividends:
January 2024	February 2024	15.688377	8
October 2023	December 2023	20.753157	10
August 2023	September 2023	20.67700	10
May 2023	June 2023	18.92463	10
December 2022	March 2023	26.875	13
August 2022	September 2022	26.875	14
December 2021	March 2022	26.875	13
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
Preferred Share Dividends During 2024, we redeemed all of the previously issued 500,000 Series B Fixed-to-Floating Rate Cumulative Perpetual Serial Preferred Shares, without par value (the Series B Preferred Shares), at the stated liquidation preference of $1,000 per share, for an aggregate payout of $508 million, including accrued and unpaid dividends of $8 million through, but excluding February 22, 2024, which was the redemption date.
Beginning March 15, 2023 and until redemption, holders of the Series B Preferred Shares were entitled to receive cumulative cash dividends quarterly at a floating dividend rate. Prior to March 15, 2023, dividends were payable semiannually at a fixed annual dividend rate. Cash dividends were payable if and when declared by the Board of Directors.
App.-A-46

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of The Progressive Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of The Progressive Corporation and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
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
Valuation of Loss and Loss Adjustment Expense Reserves
As described in Notes 1 and 6 to the consolidated financial statements, as of December 31, 2024, the Company reported a $39.1 billion loss and loss adjustment expense (“LAE”) reserve liability, of which about 91% relates to Personal and Commercial Lines vehicle businesses. Reserves are based on estimates of ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. Management establishes loss and LAE reserves after completing reviews at a disaggregated level of grouping. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as the frequency (number of losses per exposure), severity (dollars of loss per each claim), and average premium (dollars of premium per earned car year), as well as the frequency and severity of LAE costs.
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
March 3, 2025

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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework (2013), management concluded that our internal control over financial reporting was effective as of December 31, 2024.
PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2024; such report appears herein.
CEO and CFO Certifications
Susan Patricia Griffith, President and Chief Executive Officer of The Progressive Corporation, and John P. Sauerland, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s Annual Report on Form 10-K for the year ended December 31, 2024, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mrs. Griffith and Mr. Sauerland have each certified that, to the best of their knowledge, the financial statements, and other financial information included in the 2024 Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s 2024 Annual Report on Form 10-K for the complete Section 302 and 906 Certifications, respectively.
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
For the year ended December 31, 2024, we are reporting two operating segments – Personal Lines and Commercial Lines. Our Personal Lines segment, which represents 85% of companywide net premiums written, writes insurance for personal vehicles, which include autos and special lines products (e.g, recreational vehicles, such as motorcycles, RVs, and watercraft), personal residential property insurance for homeowners and renters, umbrella insurance, and flood insurance through the “Write Your Own” program for the National Flood Insurance Program. Our personal auto product comprises 90% of our Personal Lines net premiums written and just over 75% of our companywide premiums and has the biggest impact on our underwriting results. Our special lines and personal property insurance products each represent about 5% of our total Personal Lines premiums.
Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-related general liability and commercial property insurance predominantly for small businesses, and workers’ compensation insurance primarily for the transportation industry and represents 15% of our companywide net premiums written. Our core commercial auto products, which excludes our transportation network company (TNC) business, our Progressive Fleet & Specialty Programs (Fleet & Specialty) products, and our business owners’ policy (BOP) product, represented 80% of our total Commercial Lines net premiums written and just over 10% of companywide premiums.
We operate both segments throughout the United States through both the independent agency and direct distribution channels. We are the second largest private passenger auto insurer in the U.S., the largest writer of motorcycle insurance, the eleventh largest homeowners insurance carrier, and the number one writer of commercial auto insurance, in each case based on 2023 premiums written.

Our underwriting operations, combined with our service and investment operations, make up the consolidated group.
A. Operating Results
Progressive reported strong year-over-year growth in both premiums written and policies in force, an underwriting profit better than our 4% companywide calendar-year underwriting profit goal in 2024, and a 50% increase in recurring investment income, compared to 2023.

We wrote $74.4 billion of net premiums written during 2024, which was $12.9 billion more than we generated during 2023. We ended 2024 with 35 million policies in force, or just over 5 million more policies in force than at the end of 2023. Our underwriting profit margin was 11.2%, which was 6.1 points better than the 5.1% underwriting margin we earned in 2023.
During 2024, companywide net premiums written and earned each increased 21%, over the prior year, and policies in force increased 18%. Both segments contributed to premium and policies in force growth year over year. Net premiums written and earned both grew 23% in Personal Lines and 8% in Commercial Lines. In Personal Lines and Commercial Lines, policies in force grew 18% and 4%, respectively. The Personal Lines growth was mainly attributable to increases in new personal auto applications generated from greater advertising spend, the lifting the non-rate actions we put in place in the personal auto business in 2023, and our continued efforts to work closely with our independent agents to leverage our agent compensation program to reward writing profitable business. In addition to new application growth, during 2024, we increased personal auto and core commercial auto rates 3% and 5% in the aggregate, respectively, compared to rate increases of 19% and 17% during 2023.
Both our Personal Lines and Commercial Lines operating segments generated strong profitability during the year, reporting underwriting profit margins of 11.4% and 10.6%, respectively, compared to 5.9% and 1.2% for 2023. Several factors contributed to the change in our underwriting profit. First, the average earned premium per policy was higher in our personal and commercial auto businesses than during 2023, primarily due to the rate increases we took during 2023 to meet our companywide profitability target.

App.-A-50

Second, in addition to rate increases, on a year-over-year basis for 2024, our incurred personal auto accident frequency decreased 5% and severity trends remained relatively stable, with a 1% increase over 2023. The companywide favorable prior accident years reserve development of 0.6 points during 2024, compared to unfavorable development during 2023 of 1.9 points, also contributed to our increased underwriting profitability. Our incurred catastrophe losses were fairly consistent on a year-over-year basis.
Lastly, partially offsetting the impact the improved loss ratio had on profitability, was a 2.4 point increase in our expense ratio over 2023, primarily driven by increased advertising expenses. During 2024, on a year-over-year basis, our companywide advertising spend increased 150%, bringing our 2024 advertising costs to $4.0 billion. We will continue to advertise to maximize growth as long as the advertising spend is efficient and we remain on track to achieve our target profitability.
For 2024, the year-over-year increase in underwriting profitability was the primary contributor to the $4.6 billion increase in net income. The remainder of the increase reflected an increase in recurring investment income, during 2024, primarily due to investing new cash from insurance operations and proceeds from maturing bonds in higher coupon rate securities.
Comprehensive income increased $3.6 billion over 2023. The increase in net income was in part offset by a relatively modest decrease of $0.2 billion in net unrealized losses on our fixed-maturity securities, compared to a $1.2 billion decrease in unrealized losses during 2023, which were primarily driven by the then-current economic environment.
We ended 2024 with total capital (debt plus shareholders’ equity) of $32.5 billion, which was up $5.3 billion from year-end 2023, primarily due to the $8.7 billion of comprehensive income earned during 2024, offset by the $2.9 billion, quarterly and annual-variable common share dividends declared during 2024 and the $0.5 billion redemption of our outstanding Serial Preferred Shares, Series B, in the first quarter 2024, as discussed in further detail below under Financial Condition.
B. Insurance Operations
Personal Lines is comprised of our personal vehicle and property products. Our Personal Lines vehicles include both personal autos and our special lines products. Our personal vehicle and property products produced underwriting profits of 11.9% and 1.7%, respectively, for 2024. In total, our special lines products had a minimal impact on our total Personal Lines vehicle combined ratio for the year. Our personal property business generated an underwriting profit for the second consecutive year.

Our Commercial Lines segment includes our core commercial auto products, our TNC business, our Fleet & Specialty products, and our BOP product. Our total Commercial Lines underwriting profitability for 2024 was 10.6%.
During 2024, our personal auto and core commercial auto businesses’ profitability benefited from higher average earned premium per policy, lower incurred loss frequency trends, and, in personal auto, favorable prior accident years reserve development. As a result of the rate actions we took during 2023 to help achieve our target profit margin, we currently believe that, in most states, we are adequately priced in our personal auto product and in our core commercial auto product we expect to have relatively modest rate increases in 2025. Our TNC business generated a calendar-year underwriting profit in 2024, as a result of the rate increases taken on this business in 2024 and prior years to achieve our target profitability.
We will continue to monitor the factors that could impact our loss costs for both our personal vehicle and property businesses, which may include new and used car prices, miles driven, driving patterns, loss severity, weather events, building materials, construction costs, inflation, tariffs, and other factors, on a state-by-state basis. Aggregate personal auto rate changes during 2024 were modest, relative to the prior two years, and we expect rates to stay relatively stable in 2025. In our personal property business, we increased rates about 19% countrywide, in the aggregate during 2024, and we expect continued rate increases in 2025.
Throughout the first half 2024, we continued to lift the temporary non-rate actions implemented in prior years in our personal auto and core commercial auto businesses, as our focus shifted from achieving our target profit margin to driving growth, delivering competitive rates to consumers, and continuing to provide a high-quality customer experience to our policyholders.
For 2024, both segments generated strong net premiums written growth. Personal Lines net premiums written grew 23%, with the agency and direct personal vehicle businesses growing 21% and 27%, respectively, and personal property growing 8%. Commercial Lines net premiums written also grew 8%, with the majority of the growth generated from our contractor and business auto business market targets (BMT).
Changes in net premiums written are a function of new business applications (i.e., policies sold), business mix, premium per policy, and retention.
During 2024, we experienced a significant increase in total Personal Lines new business applications, with increases in both our personal vehicle and personal property products. The increase in the total segment new business applications was primarily driven by our personal auto business, and reflects increased advertising spend, the lifting of the
App.-A-51

personal auto non-rate restrictions, and our efforts to get back into the independent agents’ quote flows. New personal auto applications increased 44% in 2024, compared to the prior year.
New applications in our personal property business were up 31%, driven by significant growth in our renters policies. The new application growth in our homeowners/condo products was up 3% on a year-over-year basis for 2024, with growth in less volatile weather-related states being almost fully offset by decreases in new applications in more volatile weather-related states (e.g., coastal and hail-prone states).
Throughout 2024, in our personal property business, we continued to focus on improving profitability and reducing exposure in more volatile markets and, where permitted, slowed growth and non-renewed policies. We prioritized insuring lower-risk properties (e.g., new construction, existing homes with newer roofs), accepting new business for homeowners/condo products only when bundled with a Progressive personal auto policy, where permitted, and began exiting the non-owner occupied home market. In addition, we expanded our cost sharing through mandatory wind and hail deductibles and roof depreciation schedules in markets where permitted. We plan to continue these actions to improve our personal property profitability and reduce exposure during 2025 in the more volatile markets.
New applications in our core commercial auto business increased 8% during 2024, compared to 2023, primarily due to an increase in quote volume and improved conversion in all of our BMTs, other than for-hire transportation and for-hire specialty, as discussed below. Excluding the impact of the for-hire transportation BMT, which had a year-over-year decrease in new applications, our core commercial auto new application growth would have been 15% during 2024. The for-hire transportation BMT continues to be adversely impacted by challenging freight market conditions that have caused a decline in the active number of motor carriers in this BMT.
During 2024, on a year-over-year basis, average written premium per policy grew 8% in personal auto and 5% in core commercial auto products. The growth in our personal and commercial auto products primarily reflected rate increases taken throughout 2023. The rate increases taken in commercial auto were, in part, offset by a shift in the mix of business, primarily driven by decreased demand in our for-hire transportation BMT.
For our personal property business, average written premium per policy was down 5% year over year. Our mix of business shifted as we continued to focus on growing in less volatile weather states, which generally have less risk and, therefore, lower average premiums per policy than more volatile weather-related states. We are also seeing a mix shift towards more renters policies, which have lower average written premiums. These mix shifts in our personal property business were partially offset by rate increases taken over the last 12 months and higher premium coverages reflecting increased property values. Given that our commercial auto and personal property policies are predominately written for 12-month terms, rate actions take longer to earn in for these products.
We believe a key element in improving the accuracy of our personal auto rating is Snapshot®, our usage-based insurance offering. During 2024, the adoption rates for consumers enrolling in the program decreased 9% in agency auto and increased 6% in direct auto, compared to 2023. During the second half of 2024, the agency auto adoption rate was up significantly, compared to the first half of the year, due to a shift in the mix of agencies through which we wrote new business, as we continued to relax restrictions on new business throughout 2024 and get back into the independent agents’ quote flows. The increase in the direct auto adoption rate primarily reflected enhancements in the direct quoting process, in addition to the continued rollout of our newest Snapshot model. Snapshot is available in all states, other than California, and our latest segmentation model was available in states that represented about 75% of our countrywide personal auto net premiums written (excluding California) at year-end 2024. We continue to invest in our mobile application, with the majority of new enrollments choosing mobile devices for Snapshot monitoring.
We realize that to grow policies in force, it is critical that we retain our customers for longer periods. Consequently, increasing retention continues to be one of our most important priorities. Our efforts to increase our share of Progressive auto and home bundled households (i.e., Robinsons) remains a key initiative and we plan to continue to make investments to improve the customer experience in order to support that goal. Policy life expectancy, which is our actuarial estimate of the average length of time that a policy will remain in force before cancellation or lapse in coverage, is our primary measure of customer retention in our Personal Lines and Commercial Lines businesses.
We evaluate personal auto retention using a trailing 12-month and a trailing 3-month policy life expectancy. Although the latter can reflect more volatility and is more sensitive to seasonality, this measure is more responsive to current experience and may be an indicator for the future trend of our 12-month measure. Our trailing 12-month total personal auto policy life expectancy was down 4% year over year, with agency personal auto up 2% and direct down 7%. On a trailing 3-month basis, our personal auto policy life expectancy was down 4% year over year, which we believe is due to increased shopping and the competitiveness in the marketplace.
Our trailing 12-month policy life expectancy was flat for special lines products and decreased 12% and 14% for personal property and core commercial auto, respectively. Our personal property retention decreased primarily as a result of a mix shift to more renters policies, which
App.-A-52

generally have a lower policy life expectancy, while rate increases and our plans to non-renew policies also contributed to the decrease. The decrease in the core commercial auto policy life expectancy was across all BMTs, and reflected rate and non-rate actions taken in 2023 to achieve our target profitability, as well as the continued decrease in demand in the for-hire transportation BMT.
C. Investments
The fair value of our investment portfolio was $80.3 billion at December 31, 2024, compared to $66.0 billion at December 31, 2023. The increase from year-end 2023 primarily reflected cash flows from insurance operations and positive investment returns, partially offset by the payment of our quarterly and annual variable common share dividends and the redemption of all of our outstanding Serial Preferred Shares, Series B.
Our asset allocation strategy is to maintain 0%-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities (the securities allocated to Group I and II are defined below under Results of Operations – Investments). At December 31, 2024 and 2023, 6% and 7%, respectively, of our portfolio was allocated to Group I securities with the remainder to Group II securities.
Our recurring investment income generated a pretax book yield of 3.9% for 2024, compared to 3.1% for 2023. The increase from prior year primarily reflected investing new cash from insurance operations, and proceeds from maturing bonds, in higher coupon rate securities. Our investment portfolio produced a fully taxable equivalent (FTE) total return of 4.6% for 2024 and of 6.3% for 2023. Our fixed-income and common stock portfolios had FTE total returns of 3.8% and 22.9%, respectively, for 2024, compared to 5.4% and 26.7%, respectively, for 2023. The decrease in the fixed-income portfolio FTE total return primarily reflected movement in U.S. Treasury yields year over year. The increase in the common stock portfolio FTE total return reflected general market conditions.
At both December 31, 2024 and 2023, the fixed-income portfolio had a weighted average credit quality of AA- . At December 31, 2024, the fixed-income portfolio duration was 3.3 years, compared to 3.0 years at December 31, 2023. During 2024, we increased our duration to take advantage of higher yields in the market.
At December 31, 2024, we continued to maintain a relatively conservative investment portfolio with a greater allocation to cash and treasuries. We believe that this portfolio allocation, coupled with a lack of maturities of our outstanding debt until 2027, positions us well to benefit from the current dynamic interest rate environment. We believe that we are in a very strong position as we move into 2025.
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
During 2024, The Progressive Corporation received $3.7 billion, in the form of dividends, from its insurance and non-insurance subsidiaries.
The Progressive Corporation deployed capital through the following actions in 2024:
•Common Share Dividends - declared aggregate dividends of $4.90 per common share, or $2.9 billion.
•Common Share Repurchases - acquired 0.7 million of our common shares at a total cost of $134 million either in the open market or to satisfy tax withholding obligations in connection with the vesting of equity awards under our employee equity compensation plan.
◦Pursuant to our financial policies, we repurchase common shares to neutralize dilution from equity-based compensation granted during the year and opportunistically when we believe our shares are trading below our determination of long-term fair value.
•Preferred Share Redemption and Dividends - redeemed all of the outstanding Serial Preferred Shares, Series B, for $500 million in aggregate and declared and paid aggregate dividends of $8 million.
•Capital Contributions - contributed a net $182 million to its insurance and non-insurance subsidiaries.
Over the last three years, The Progressive Corporation received dividends from its subsidiaries, net of capital contributions, of $3.0 billion, and issued $2.0 billion, in the aggregate, of senior notes.
Aggregate payments made for the last three years, were as follows:
•$1.1 billion for common share dividends and $0.4 billion to repurchase our common shares;
•$0.8 billion for interest on our outstanding debt; and
•$0.6 billion for preferred share redemptions and dividends.
The covenants on The Progressive Corporation’s existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event that our debt securities are downgraded by a rating agency. While
App.-A-53

we had an unsecured discretionary line of credit available to us during each of the last three years in the amount of $300 million for 2024 and 2023, and $250 million for 2022, we did not borrow under this arrangement, or engage in other short-term borrowings, to fund our operations or for liquidity purposes.
Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims, as well as our insurance subsidiaries producing aggregate calendar-year underwriting profits and positive cash flows. As primarily an auto insurer, our claims liabilities generally have a short-term duration. At December 31, 2024, our loss and loss adjustment expense (LAE) reserves were $39.1 billion. Typically, at any point in time, approximately 50% of our outstanding loss and LAE reserves are paid within the following twelve months and less than 20% are still outstanding after three years. See Note 6 – Loss and Loss Adjustment Expense Reserves for further information on the timing of claims payments.
For the three years ended December 31, 2024, operations generated positive cash flows of $32.6 billion. In 2024, operating cash flows increased $4.5 billion, compared to 2023. The increase in operating cash flow, compared to the prior year, was primarily driven by the growth in underwriting profitability. We believe cash flows will remain positive in the reasonably foreseeable future and do not expect we will need to raise capital to support our operations in that timeframe, although changes in market or regulatory conditions affecting the insurance industry, or other unforeseen events, may necessitate otherwise.
As of December 31, 2024, we held $46.6 billion in short-term investments and U.S. Treasury securities, which represented nearly 60% of our total portfolio at year end. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments and short-term obligations in the event our cash flows from operations were to be negative. See Item 1A, Risk Factors in our 2024 Form 10-K filed with the U.S. Securities and Exchange Commission for a discussion of certain matters that may affect our portfolio and capital position.
Insurance companies are required to satisfy regulatory surplus and premiums-to-surplus ratio requirements. As of December 31, 2024, our consolidated statutory surplus was $27.2 billion, compared to $22.2 billion at December 31, 2023. Our net premiums written-to-surplus ratio was 2.7 to 1 at year-end 2024, 2.8 to 1 at year-end 2023, and 2.9 to 1 at year-end 2022. At December 31, 2024, we also had access to $6.2 billion of securities held in a consolidated, non-insurance subsidiary of the holding company that can be used to fund corporate obligations and provide additional capital to the insurance subsidiaries to fund potential future growth and other opportunities. In January 2025, a portion of these securities were used to pay the
$2.7 billion common share dividends declared in December 2024.
Insurance companies are also required to satisfy risk-based capital ratios. These ratios are determined by a series of dynamic surplus-related calculations required by the laws of various states that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting). Our insurance subsidiaries’ risk-based capital ratios were in excess of applicable minimum regulatory requirements at year-end 2024. Nonetheless, the payment of dividends by our insurance subsidiaries are subject to certain limitations. See Note 8 – Statutory Financial Information for additional information on insurance subsidiary dividends.
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
•While our regulatory capital layer is, by definition, a cushion for absorbing financial consequences of adverse events, such as loss reserve development, litigation, weather catastrophes, and investment market changes, we view that as a base and hold a second layer of capital for even more extreme conditions. The modeling used to quantify capital needs for these conditions is extensive, including tens of thousands of simulations, representing our best estimates of such contingencies based on historical experience. This capital is held either at a consolidated non-insurance subsidiary of the holding company or in our insurance entities, where it is potentially eligible for a dividend to the holding company.
•The third layer is capital in excess of the sum of the first two layers and provides maximum flexibility to fund other business opportunities, repurchase stock or other securities, and pay dividends to shareholders, among other purposes. This capital is largely held at a consolidated non-insurance subsidiary of the holding company.
We monitor our total capital position regularly throughout the year to ensure we have adequate capital to support our insurance operations. At December 31, 2024, we held total capital (debt plus shareholders’ equity) of $32.5 billion, compared to $27.2 billion at December 31, 2023. Our debt-
App.-A-54

to-total capital ratios at December 31, 2024, 2023, and 2022, were 21.2%, 25.4%, and 28.7%, respectively. Our debt-to-total capital ratios were consistent with our financial policy of maintaining a ratio of less than 30%.
At December 31, 2024, we had various noncancelable contractual obligations that were outstanding. We had outstanding $7.0 billion principal amount of Senior Notes with maturity dates ranging from 2027 through 2052, with $3.9 billion of future interest payment obligations related to our outstanding debt. The next debt repayments of $1.0 billion, in the aggregate, are due in 2027 upon the maturity of our 2.45% Senior Notes and our 2.50% Senior Notes. See Note 4 – Debt for additional information on our long-term debt.
At year-end 2024, we also had $1.6 billion of purchase obligations that are noncancelable commitments for goods and services (e.g., software licenses, maintenance on information technology equipment, and media placements). About 60% of our purchase obligations are payable within one year and just over 10% will be outstanding for longer than three years. In addition, we have $341 million of minimum commitments for reinsurance contracts, primarily related to several multiple-layer property catastrophe reinsurance contracts with various reinsurers for terms ranging from one to three years. See Note 1 –
Reporting and Accounting Policies, Commitments and Contingencies for a discussion of these obligations. We do not have, and do not expect to enter into, any material commitments for capital expenditures in the reasonably foreseeable future.
Based upon our capital planning and forecasting efforts, we believe we have sufficient capital resources and cash flows from operations to support our current business, scheduled principal and interest payments on our debt, anticipated quarterly dividends on our common shares, our contractual obligations, and other expected capital requirements for the foreseeable future.
Nevertheless, we may decide to raise additional capital to take advantage of attractive terms in the market and provide additional financial flexibility. We currently have an effective shelf registration with the U.S. Securities and Exchange Commission so that we may periodically offer and sell an indeterminate aggregate amount of senior or subordinated debt securities, preferred stock, depositary shares, common stock, purchase contracts, warrants, and units. The shelf registration enables us to raise funds, subject to market conditions, from the offering of any securities covered by the shelf registration as well as any combination thereof.
III.  RESULTS OF OPERATIONS – UNDERWRITING
A. Segment Overview
We report our underwriting operations in two segments: Personal Lines and Commercial Lines. As a component of our Personal Lines segment, we include personal vehicles (auto and special lines products) and, beginning in the fourth quarter 2024, personal property products. Since our personal auto products represent 90% of our Personal Lines segment, our discussion will focus primarily on personal auto products, in addition to discussing our personal property products. To provide a further understanding of our personal auto products by distribution channel, we report our agency and direct personal auto business results separately in this MD&A.
Our Commercial Lines segment includes our core commercial auto products, TNC business, Fleet & Specialty products, and BOP business. Of our total Commercial Lines segment, our core commercial auto products represent about 80% of net premiums written and our TNC business represents about 15%. Therefore, much of the following discussion will focus only on our core commercial auto products.
The following table shows the composition of our companywide net premiums written, by segment, for the years ended December 31:

	2024	2023	2022
Personal Lines
Vehicles
Agency	36%	36%	36%
Direct	45	43	41
Property	4	5	5
Total Personal Lines	85	84	82
Commercial Lines	15	16	18
Total underwriting operations	100%	100%	100%
Within our Personal Lines segment, we often categorize our personal auto product policyholders into four consumer segments:
•Sam - inconsistently insured;
•Diane - consistently insured and maybe a renter;
•Wrights - homeowners who do not bundle auto and home; and
•Robinsons - homeowners who bundle auto and home.

App.-A-55

While our personal auto policies primarily have 6-month terms, to promote bundled personal auto and property growth, we write 12-month term personal auto policies in our Platinum agencies. At year-end 2024 and 2023, 12% and 14%, respectively, of our agency personal auto policies in force were 12-month policies. To the extent our agency application mix of annual personal auto policies changes, the shift in policy term could impact our written premium mix in the agency channel, as 12-month policies have about twice the amount of net premiums written, compared to 6-month policies.
Our special lines and personal property products are written for 12-month terms. About 55% and 75%, respectively, of our special lines products and personal property business net premiums written was generated through the independent agency channel, with the balance through the direct channel.

Within our Commercial Lines business, our core commercial auto business operates in the following five traditional business market targets (BMT):
• for-hire specialty;
• for-hire transportation;
• tow;
• contractor; and
• business auto.
At year-end 2024, about 90% of our Commercial Lines policies in force had 12-month terms. The majority of our Commercial Lines business is written through the independent agency channel, although we continue to focus on growing our direct business, with about 10% of our core commercial auto premiums written through the direct channel for each of the last three years. To serve our direct channel customers, we continue to expand our product offerings, including adding states where we can offer our BOP product, as well as adding these product offerings to our digital platform that allows direct small business consumers to obtain quotes for our products and products offered from a select group of unaffiliated carriers (BusinessQuote Explorer®).
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

	2024		2023		2022
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
($ in millions)	$	Margin	$	Margin	$	Margin
Personal Lines
Vehicles
Agency	$3,559	13.9%	$1,029	4.9%	$734	4.1%
Direct	3,231	10.3	1,828	7.3	769	3.8
Property	50	1.7	28	1.1	(238)	(10.5)
Total Personal Lines	6,840	11.4	2,885	5.9	1,265	3.2
Commercial Lines	1,136	10.6	123	1.2	810	8.9
Other indemnity[1]	(18)	NM	(16)	NM	(11)	NM
Total underwriting operations	$7,958	11.2%	$2,992	5.1%	$2,064	4.2%
1 Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.
Several factors contributed to the change in companywide underwriting profit for the year ended December 31, 2024, compared to the same period in 2023. First, as a result of the rate actions we took in our Personal Lines and Commercial Lines segments, our personal auto and core commercial auto products average written premium per policy were up 8% and 5%, respectively, for 2024, compared to the prior year.
Second, as a result of the favorable loss trends during 2024, we experienced companywide favorable prior accident years reserve development, compared to unfavorable prior year development for 2023. During 2024, our personal auto and core commercial auto products experienced an incurred loss frequency decrease of 5% and 7%, respectively, compared to 2023. In total, our catastrophe losses were 0.5 points higher in 2024, compared to the prior year. See the Losses and Loss Adjustment Expenses (LAE) section below for further discussion of our catastrophe losses, frequency and severity trends, and reserve development recognized during the periods.
App.-A-56

Lastly, year-over-year change in underwriting profitability included a 2.4 point increase in our companywide expense ratio, primarily due to a 150% increase in advertising spend over 2023. Our total advertising spend for 2024, was $4.0 billion, compared to $1.6 billion in 2023. Throughout the year we increased our media spend to maximize growth and will continue to spend at or above this level as long as we remain on track to achieve our target profitability and can acquire customers at or below our target acquisition cost.
Further underwriting results for our Personal Lines business, Commercial Lines business, and our underwriting operations in total, were as follows:

Underwriting Performance[1]	2024	2023	2022
Personal Lines
Vehicles
Agency
Loss & loss adjustment expense ratio	67.7	77.0	78.1
Underwriting expense ratio	18.4	18.1	17.8
Combined ratio	86.1	95.1	95.9
Direct
Loss & loss adjustment expense ratio	69.8	78.4	78.6
Underwriting expense ratio	19.9	14.3	17.6
Combined ratio	89.7	92.7	96.2
Property
Loss & loss adjustment expense ratio	69.3	69.6	83.3
Underwriting expense ratio	29.0	29.3	27.2
Combined ratio	98.3	98.9	110.5
Total Personal Lines
Loss & loss adjustment expense ratio	68.9	77.4	78.6
Underwriting expense ratio	19.7	16.7	18.2
Combined ratio	88.6	94.1	96.8
Commercial Lines
Loss & loss adjustment expense ratio	70.1	79.0	71.5
Underwriting expense ratio	19.3	19.8	19.6
Combined ratio	89.4	98.8	91.1
Total Underwriting Operations
Loss & loss adjustment expense ratio	69.1	77.6	77.3
Underwriting expense ratio	19.7	17.3	18.5
Combined ratio	88.8	94.9	95.8
Accident year – Loss & loss adjustment expense ratio[2]	69.7	75.7	77.5
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
App.-A-57

Losses and Loss Adjustment Expenses (LAE)

(millions)	2024	2023	2022
Change in net loss and LAE reserves	$4,970	$4,800	$3,370
Paid losses and LAE	44,090	40,855	34,753
Total incurred losses and LAE	$49,060	$45,655	$38,123
Claims costs, our most significant expense, represent payments made, and estimated future payments to be made, to or on behalf of our policyholders, including expenses needed to adjust or settle claims. Claims costs are a function of loss severity and frequency and, for our personal auto and core commercial auto businesses, are influenced by inflation and driving patterns, among other factors, some of which are discussed below. In our personal property business, severity is primarily a function of construction costs and the age and complexity of the structure, among other factors. Accordingly, anticipated changes in these factors are taken into account when we establish premium rates and loss reserves. Loss reserves are estimates of future costs and our reserves are adjusted as underlying assumptions change and information develops. See Critical Accounting Policies – A. Loss and LAE Reserves for a discussion of the effect of changing estimates.
Our total loss and LAE ratio decreased 8.5 points in 2024 and increased 0.3 points in 2023, each compared to the prior year. During 2024, the decrease in the loss ratio was driven by lower personal auto and core commercial auto loss frequency, relatively stable personal auto severity, higher personal auto and core commercial auto premium per policy, and companywide favorable prior accident years reserve development, compared to unfavorable development for 2023. Our accident year loss and LAE ratio, which excludes the impact of prior accident year reserve development during each calendar year, decreased 6.0 points and 1.8 points in 2024 and 2023, respectively, compared to the prior years.
We experienced severe weather conditions in several areas of the country during each of the last three years. Hurricanes, hail storms, tornadoes, and wind activity contributed to catastrophe losses each year. The following table shows our consolidated catastrophe losses and related combined ratio point impact, excluding loss adjustment expenses, for the years ended December 31:

	2024			2023			2022
($ in millions)	$	Point[1]		$	Point[1]		$	Point[1]
Personal Lines
Vehicles	$1,693	3.0	pts.	$1,094	2.4 pts.		$1,046	2.8 pts.
Property	741	24.8		659	25.8		580	25.6
Total Personal Lines	2,434	4.1		1,753	3.6		1,626	4.0
Commercial Lines	80	0.7		41	0.4		34	0.4
Total catastrophe losses incurred	$2,514	3.6	pts.	$1,794	3.1	pts.	$1,660	3.4	pts.
1 Represents catastrophe losses incurred during the year, including the impact of reinsurance, as a percentage of net premiums earned for each segment.
During 2024, our catastrophe losses reflected severe weather events throughout the United States, with Hurricanes Helene and Milton accounting for nearly one third of the total losses for the year. We have responded, and plan to continue to respond, promptly to catastrophic events when they occur in order to provide high-quality claims service to our customers.
Changes in our estimate of our ultimate losses on catastrophes currently reserved, along with potential future catastrophes, could have a material impact on our financial condition, cash flows, or results of operations. We reinsure various risks, including, but not limited to, catastrophic losses. We do not have catastrophe-specific reinsurance for our personal auto, special lines, or core commercial auto businesses, but we reinsure portions of our personal property business. The personal property business reinsurance programs include catastrophe per occurrence excess of loss contracts and aggregate excess of loss contracts. We also purchase excess of loss reinsurance on our workers’ compensation insurance and our higher-limit commercial auto liability product offered by our Fleet & Specialty business, and on certain BOP product coverages.
We evaluate our reinsurance programs during the renewal process, if not more frequently, to ensure our programs continue to effectively address the company’s risk tolerance. As a result, during 2024, we entered into new reinsurance contracts under our per occurrence excess of loss program for our personal property business that covers losses from June 1, 2024 through May 31, 2025. This program is comprised of privately placed reinsurance, reinsurance placed through catastrophe bond transactions, and coverage obtained through the Florida Hurricane Catastrophe Fund (FHCF). The reinsurance program has a retention threshold for losses and allocated loss adjustment expenses (ALAE) from a single catastrophic event of $200 million, which is unchanged from the retention threshold on prior contracts. In general, as of December 31, 2024, this program, including the shared limit coverage discussed below, includes coverage for $1.8 billion in losses and ALAE with additional substantial coverage for a second or
App.-A-58

third hurricane. When including the FHCF, which is specific to Florida, this coverage reaches an estimated $2.1 billion.
From June 1, 2024 through December 31, 2024, which is considered the hurricane season, we had shared limit coverage in our reinsurance program that provided $175 million of coverage for named storms. We renewed this coverage from June 1, 2025 through December 31, 2025, with the same terms. This reinsurance arrangement can, depending on the circumstances, provide additional coverage for a significant covered event, or provide coverage for aggregate losses under our occurrence excess of loss retention. During 2024, we ceded no losses under this coverage.
During 2024, our personal property business also had an aggregate excess of loss program structure with multiple layers providing for catastrophe losses and ALAE. No losses were ceded under this aggregate excess of loss agreement during 2024. In January 2025, a new aggregate excess of loss program was entered for claims occurring in 2025. Under the 2025 program, which is substantially the same as the 2024 program, the first retention layer threshold ranges from $450 million to $475 million, excluding named tropical storms and hurricanes, and the second retention layer threshold is $525 million, including named tropical storms and hurricanes. The first and second layers provide coverage up to $75 million and $100 million, respectively. As part of the 2025 aggregate excess of loss program, we also entered into a severe convective storm modeled loss aggregate coverage, which covers a type of thunderstorm characterized by strong winds, heavy rain, large hail, thunder, lightning, and sometimes tornadoes. This modeled loss coverage provides $15 million of coverage, net of a retention of $665 million.
For further details and additional discussion on our reinsurance programs, see Item 1, Business – Reinsurance in our 2024 Form 10-K, filed with the U.S. Securities and Exchange Commission, for the year ended December 31, 2024 and Note 7 – Reinsurance for a discussion of our various reinsurance programs.
While the total coverage limit and per-event retention will evolve to fit the growth of our business, we expect to remain a consistent purchaser of reinsurance coverage. While the availability of reinsurance is subject to many forces outside of our control, the types of reinsurance that we elected to purchase during 2024 and in early 2025, were readily available and competitively priced. On a year-over-year basis, we did not incur a material change in the aggregate costs of our reinsurance programs. See Item 1A, Risk Factors in our Form 10-K, for a discussion of certain risks related to catastrophe events.
The following discussion of our severity and frequency trends in our personal auto business excludes comprehensive coverage because of its inherent volatility, as it is typically linked to catastrophic losses generally resulting from adverse weather. For our core commercial auto business, the reported frequency and severity trends include comprehensive coverage. Comprehensive coverage insures against damage to a customer’s vehicle due to various causes other than collision, such as windstorm, hail, theft, falling objects, and glass breakage.
On a calendar-year basis, the change in total personal auto incurred severity (i.e.., average cost per claim, including both paid losses and the change in case reserves) over the prior-year periods was as follows:

	Change Over Prior Year
Coverage Type	2024	2023	2022
Bodily injury	6%	10%	8%
Collision	(2)	5	16
Personal injury protection	(2)	2	(9)
Property damage	(1)	9	20
Total	1	8	13
On a calendar-year basis, the incurred severity in our core commercial auto products increased 9% in 2024, compared to 6% in both 2023 and 2022. Since the loss patterns in the core commercial auto products are not indicative of our other commercial auto products (i.e., TNC and Fleet & Specialty businesses), disclosing severity and frequency trends excluding those businesses is more representative of our overall experience for the majority of our commercial auto products.
It is a challenge to estimate future severity, but we continue to monitor changes in the underlying costs, such as general inflation, used car prices, vehicle repair costs, medical costs, health care reform, tariffs, court decisions, and jury verdicts, along with regulatory changes and other factors that may affect severity.
The change in calendar-year incurred frequency, over the prior-year periods, in our total personal auto products was as follows:

	Change Over Prior Year
Coverage Type	2024	2023	2022
Bodily injury	(3)%	2%	(4)%
Collision	(8)	(7)	(8)
Personal injury protection	(4)	2	(5)
Property damage	(4)	0	(5)
Total	(5)	(2)	(6)
The year-over-year decrease in frequency, in part, reflects a shift in the mix of business to a more preferred tier of customers (i.e., Wrights and Robinsons).
On a calendar-year basis, our core commercial auto products’ incurred frequency decreased 7% in 2024, compared to an increase of 2% in 2023 and 3% in 2022.
We closely monitor the changes in frequency, but the degree or direction of near-term frequency change is not
App.-A-59

something that we are able to predict with any certainty. We will continue to analyze trends to distinguish changes in our experience from other external factors, such as changes in the number of vehicles per household, miles driven, vehicle usage, gasoline prices, advances in vehicle safety, and unemployment rates, versus those resulting from shifts in the mix of our business or changes in driving patterns, and the ridesharing economy to allow us to react quickly to price for these trends and to reserve more accurately for our loss exposures.
The table below presents the actuarial adjustments implemented and the loss reserve development experienced on a companywide basis in the years ended December 31:

($ in millions)	2024		2023		2022
Actuarial Adjustments
Reserve decrease (increase)
Prior accident years	$(123)		$(454)		$(106)
Current accident year	530		(587)		(83)
Calendar year actuarial adjustments	$407		$(1,041)		$(189)
Prior Accident Years Development
Favorable (unfavorable)
Actuarial adjustments	$(123)		$(454)		$(106)
All other development	539		(640)		192
Total development	$416		$(1,094)		$86
(Increase) decrease to calendar year combined ratio	0.6	pts.	(1.9)	pts.	0.2	pts.
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
For the Personal Lines auto and special lines products and Commercial Lines business, development for catastrophe losses would be reflected in “all other development,” discussed below, to the extent they relate to prior year reserves. For our Personal Lines property business, 100% of catastrophe losses are reviewed monthly and any development on catastrophe reserves are included as part of the actuarial adjustments. We report these actuarial adjustments separately for the current and prior accident years to reflect these adjustments as part of the total prior accident years development.
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

Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while incurring minimal variation from the date the reserves are initially established until losses are fully developed. Our ability to meet this objective is impacted by many factors, such as changes in case law.
As reflected in the table above, we experienced slightly favorable prior accident years development during 2024 and 2022, compared to unfavorable development in 2023. The favorable development during 2024 was, in part, due to lower than anticipated personal auto frequency and severity in Florida and lower than anticipated personal auto property damage severity across the majority of states. This was partially offset by unfavorable development resulting from higher than anticipated LAE costs in our personal property products and higher than anticipated severity in core commercial auto products for California, New York, and Texas.
For 2023, about two-thirds of the unfavorable development was in our personal auto products with the remaining one-third in our Commercial Lines business. The personal auto products unfavorable development was equally attributable to higher than anticipated severity in personal auto property and physical damage coverages and increased loss costs in Florida injury and medical coverages and, to a lesser extent, higher than anticipated late reported injury claims, which was partially offset by lower than anticipated LAE. For our Commercial Lines segment, the unfavorable development was mainly due to both late reported and large loss emergence on injury claims, with about half of this development attributable to our TNC business.
App.-A-60

See Note 6 – Loss and Loss Adjustment Expense Reserves, for a more detailed discussion of our prior accident years development.
Underwriting Expenses
Underwriting expenses include policy acquisition costs and other underwriting expenses. The underwriting expense ratio is our underwriting expenses, net of certain fees and other revenues, expressed as a percentage of net premiums earned. For 2024, our underwriting expense ratio increased 2.4 points, compared to the prior year, primarily driven by increases in our advertising spend, partially offset by growth in net premiums earned. In total, our companywide advertising spend increased 150%, or 2.9 points for 2024, compared to 2023.
For 2024, our total companywide advertising costs were $4.0 billion, compared to $1.6 billion in 2023, and exceeded the amount of advertising spend for any previous annual period. As previously discussed, we increased our media spend to maximize growth and will continue to spend at or above this level as long as the advertising spend is efficient and we remain on track to achieve our target profitability.

To analyze underwriting expenses, we also review our non-acquisition expense ratio (NAER), which excludes costs related to policy acquisition (e.g., advertising and agency commissions) from our underwriting expense ratio. By excluding acquisition costs from our underwriting expense ratio, we are able to understand costs other than those necessary to acquire new policies and grow the business. In 2024, our NAER decreased 0.4 points and 0.6 points in our personal vehicle and core commercial auto businesses, respectively, compared to 2023, and increased 0.3 points in our personal property business. The increase in the property NAER was, in part, due to our investment in headcount and related compensation. We remain committed to efficiently managing operational non-acquisition expenses.
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

For the years ended December 31,	2024		2023		2022
($ in millions)	$	% Growth	$	% Growth	$	% Growth
Net Premiums Written
Personal Lines
Vehicles
Agency	$26,967	21%	$22,278	22%	$18,334	6%
Direct	33,432	27	26,303	26	20,944	11
Property	3,071	8	2,831	18	2,402	8
Total Personal Lines	63,470	23	51,412	23	41,680	9
Commercial Lines	10,953	8	10,138	8	9,399	17
Other indemnity[1]	1	NM	0	NM	2	NM
Total underwriting operations	$74,424	21%	$61,550	20%	$51,081	10%
Net Premiums Earned
Personal Lines
Vehicles
Agency	$25,640	21%	$21,198	19%	$17,745	5%
Direct	31,458	26	25,015	24	20,135	9
Property	2,993	17	2,552	12	2,270	11
Total Personal Lines	60,091	23	48,765	21	40,150	7
Commercial Lines	10,707	8	9,899	9	9,088	31
Other indemnity[1]	1	NM	1	NM	3	NM
Total underwriting operations	$70,799	21%	$58,665	19%	$49,241	11%
NM = Not meaningful
[1] Includes other underwriting business and run-off operations.

December 31,	2024		2023		2022
(# in thousands)	#	% Growth	#	% Growth	#	% Growth
Policies in Force
Personal Lines
Agency – auto	9,778	17%	8,336	7%	7,767	(1)%
Direct – auto	13,996	25	11,190	10	10,131	6
Special lines[1]	6,520	9	5,969	7	5,558	5
Property	3,517	14	3,096	9	2,851	3
Total Personal Lines	33,811	18	28,591	9	26,307	3
Commercial Lines	1,141	4	1,099	5	1,046	8
Companywide total	34,952	18%	29,690	9%	27,353	3%
1 Includes insurance for motorcycles, RVs, watercraft, snowmobiles, and similar items.
To analyze growth, we review new policies, rate levels, and the retention characteristics of our segments. Although new policies are necessary to maintain a growing book of business, we recognize the importance of retaining our current customers as a critical component of our continued growth.

App.-A-62

D. Personal Lines
Our Personal Lines business offers vehicle (personal auto and special lines) and residential property insurance products to personal consumers, with the operating goal of optimizing the number of insured products within our policyholders’ households. In our discussion below, we report our personal auto and personal property business results separately as components of our Personal Lines segment to provide a further understanding of our products. Our personal auto business discussions are further separated between the agency and direct distribution channel. At year-end 2024, 44% of our personal auto business is written through the agency channel and 56% is written through the direct channel.
Personal Auto - Agency

	Change Over Prior Year
	2024	2023	2022
Applications
New	32%	15%	(3)%
Renewal	8	6	(3)
Total	13	8	(3)
Written premium per policy
New	5	7	9
Renewal	9	13	11
Total	8	12	11
Policy life expectancy
Trailing 3 months	(3)	23	(11)
Trailing 12 months	2	29	(24)
The personal auto agency business includes business written by more than 40,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. During 2024, 46 states generated new agency personal auto application growth, including 8 of our top 10 largest agency states.
Compared to the prior year, new application and policies in force growth varied by consumer segment:
•Sams experienced a single digit increase in policies in force, with a low double digit increase in new application growth during 2024; and
•Dianes, Wrights, and Robinsons all experienced very strong policies in force and new application growth during 2024, with the Wrights having the largest year-over-year increases.
During 2024, on a year-over-year basis, we experienced an increase in agency personal auto quote volume of 17%, with a rate of conversion (i.e., converting a quote to a sale) increase of 13%. All four consumer segments experienced an increase in both quote volume and conversion compared to 2023.
The increase in written premium per policy for new and renewal personal auto agency business during 2024, compared to 2023, was primarily attributable to the rate increases previously discussed.
The trailing 12-month policy life expectancy in the personal auto agency business lengthened during 2024. We believe this increase was primarily driven by a shift in the mix of business. During 2023, as part of our efforts to slow growth to achieve our target profitability, we focused our efforts to attract a more preferred tier of customers, including more Robinsons, who tend to stay with us longer. We believe the trailing 3-month measure was down slightly primarily due to increased shopping and competitiveness in the marketplace.
Personal Auto - Direct

	Change Over Prior Year
	2024	2023	2022
Applications
New	51%	15%	6%
Renewal	11	13	3
Total	19	13	3
Written premium per policy
New	9	5	6
Renewal	8	11	8
Total	7	10	8
Policy life expectancy
Trailing 3 months	(3)	6	(6)
Trailing 12 months	(7)	19	(19)
The personal auto direct business includes business written directly by Progressive online or by phone. As we increased advertising spend and lifted certain non-rate restrictions during 2024, we saw significant direct personal auto new application growth in all states and across all consumer segments, compared to 2023. At the end of 2024, policies in force grew between 17% and 28% in each consumer segment, compared to the end of 2023.
During 2024, we experienced an increase in direct personal auto quote volume of 65%, compared to 2023, primarily driven by the increased advertising spend and increased shopping in the marketplace. The rate of conversion decreased 9%, compared to 2023, which we believe was primarily due to a greater number of casual shoppers obtaining quotes, who were less committed to purchasing a new insurance policy. All consumer segments saw an increase in quotes and a decrease in the rate of conversion during 2024.
The written premium per policy increase for new and renewal personal auto direct business during 2024, compared to 2023, was primarily driven by the rate increases previously discussed.
App.-A-63

Our trailing 3- and 12-month policy life expectancy in the direct auto business experienced a decrease in retention during 2024, compared to 2023. We believe the drivers of the change were due to increased shopping and competitiveness in the marketplace.
Personal Property
The following table shows our year-over-year changes for our personal property business:

	Change Over Prior Year
	2024	2023	2022
Applications
New	31%	15%	(8)%
Renewal	6	5	8
Total	14	8	3
Written premium per policy
New	(15)	5	(2)
Renewal	2	13	6
Total	(5)	10	6
Policy life expectancy Trailing 12 months	(12)	15	(7)
Our personal property business writes residential property insurance for homeowners and renters, umbrella, and flood insurance through the “Write Your Own” program for the National Flood Insurance Program. Our personal property business insurance is written in the agency and direct channels.
In addition to reducing our geographic footprint in more volatile weather-related states (e.g., coastal and hail-prone states), we continued to focus on accelerating growth in markets that are less susceptible to catastrophes for our homeowners products, which we define as our total personal property business excluding renters and umbrella products. Homeowners policies in force in the growth-oriented states increased 15% on a year-over-year basis for 2024.
Policies in force decreased 13% in the volatile weather states at the end of 2024, compared to 2023. Improving profitability and reducing our concentration and exposure in more volatile weather-related markets continued to be the top priority for our personal property business and, during 2024, we continued to move forward on several initiatives, including: (i) prioritizing insuring lower-risk properties (e.g., new construction, existing homes with newer roofs); (ii) putting underwriting restrictions in place in about half of the country, by the end of 2024, to only accept new personal property business (e.g., home or condo) when the property policy is bundled with a Progressive personal auto policy, where permitted; (iii) began restricting new business and non-renewing policies that provide coverage for non-owner occupied properties (e.g., short-term vacation rental, secondary residence, etc.) in the majority of states; and, (iv) expanding our cost sharing with policyholders through mandatory wind and hail deductibles and roof depreciation schedules in markets where permitted.
In addition, beginning in the second quarter 2024, following the required filings and notices, we began our efforts to non-renew up to 115,000 Property policies in Florida. This effort slowed while the moratoriums were in place in response to Hurricanes Helene and Milton, which temporarily limited an insurer’s ability to non-renew policies, but resumed once the moratoriums expired in December 2024.
To try to ease the disruption of the non-renewals to our customers and agents, we reached an agreement with an unaffiliated Florida insurer to offer replacement policies to many of these policyholders, subject to the insurer’s underwriting and financial guidelines and agent appointments where applicable.
Our written premium per policy decreased on a year-over-year basis, primarily attributable to a decline in homeowners policies in force in volatile states and in non-owner occupied properties, which both have higher average premiums, and a shift in the mix to more renters policies, which have lower average premiums. The effect of these declines were partially offset by rate increases taken during 2024 and higher premium coverages reflecting increased property values. During 2024, we increased rates, in aggregate, about 19% in our personal property business. We intend to continue to make targeted rate increases in states where we believe it is necessary to achieve our profitability targets.
The policy life expectancy in our personal property business shortened during 2024, compared to 2023, which we believe is primarily driven by a shift in the mix of business to more renters policies, our previously discussed rate increases, and the non-renewals for certain policies in volatile weather states.

App.-A-64

E. Commercial Lines
The following table and discussion focuses on our core commercial auto products, which account for about 80% of our Commercial Lines segment 2024 net premiums written. Year-over-year changes in our core commercial auto products were as follows:

	Change Over Prior Year
	2024	2023	2022
Applications
New	8%	4%	(1)%
Renewal	1	4	12
Total	4	4	7
Written premium per policy
New	(1)	(3)	6
Renewal	8	6	16
Total	5	3	11
Policy life expectancy Trailing 12 months	(14)	(12)	(12)
The increases in net premiums written reflected growth in all of our BMTs, except our for-hire transportation BMT, which continued to be adversely impacted by challenging freight market conditions that have continued to cause a decline in the active number of motor carriers in the for-hire transportation market. The most significant premium growth came from our contractor and business auto BMTs, primarily driven by the aggregate core commercial auto rate increases of 17% taken during 2023.

During 2024, core commercial auto new application growth was positive in each of our BMTs, except for the for-hire transportation and for-hire specialty BMTs. We experienced a 6% increase in quote volume and a 2% increase in the rate of conversion in our commercial auto products during 2024, compared to 2023.
The effect the previously discussed rate increases had on written premium per policy for our new core commercial auto business was offset by the change in the mix of business written, compared to 2023, while the increase for renewal business primarily reflected the previously discussed rate increases. During 2024, we increased rates, in aggregate, about 5% in our core commercial auto products. We will continue to evaluate our rate need and adjust rates as we deem necessary.
Our policy life expectancy decreased in all BMTs, which we believe is due to rate and non-rate actions.

App.-A-65

IV.  RESULTS OF OPERATIONS – INVESTMENTS
A. Portfolio Summary
At year-end 2024, the fair value of our investment portfolio was $80.3 billion, compared to $66.0 billion at year-end 2023. The increase in value from year-end 2023, primarily reflected cash flows from insurance operations and positive investment returns, partially offset by the
redemption of all of our outstanding Serial Preferred
Shares, Series B, and the payment of our annual-variable and quarterly common share dividends. Our investment income (interest and dividends) increased 50% in both 2024 and 2023, compared to prior year. Growth in invested assets and an increase in pretax recurring investment book yield contributed to the increase in investment income.
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
The following summarizes investment results for the years ended December 31:

	2024	2023	2022
Pretax recurring investment book yield	3.9%	3.1%	2.4%
FTE total return:
Fixed-income securities	3.8	5.4	(6.6)
Common stocks	22.9	26.7	(19.4)
Total portfolio	4.6	6.3	(7.8)

The increase in the book yield during 2024 and 2023, primarily reflected investing new cash from insurance operations, and proceeds from maturing bonds, in higher coupon rate securities. For each year, the change in the fixed-income portfolio FTE total return, compared to prior year, primarily reflected movement in U.S. Treasury yields year-over-year. The common stock FTE total return reflected general market conditions.
A further break-down of our FTE total returns for our fixed-income portfolio for the years ended December 31, follows:

	2024	2023	2022
Fixed-income securities:
U.S. government obligations	2.2%	4.6%	(7.8)%
State and local government obligations	3.9	5.9	(8.3)
Foreign government obligations	(3.7)	6.4	(12.3)
Corporate and other debt securities	4.9	7.1	(6.0)
Residential mortgage-backed securities	7.8	9.2	0.6
Commercial mortgage-backed securities	10.4	6.9	(9.5)
Other asset-backed securities	6.2	7.2	(1.6)
Nonredeemable preferred stocks	8.8	1.4	(8.3)
Short-term investments	5.8	5.0	1.5

App.-A-66

C. Portfolio Allocation
The composition of the investment portfolio at December 31, was:

($ in millions)	Fair Value	% of Total Portfolio	Duration (years)	Average Rating[1]
2024
U.S. government obligations	$45,988	57.3%	4.1	AA+
State and local government obligations	2,778	3.5	2.5	AA+
Foreign government obligations	16	0	1.6	AAA
Corporate and other debt securities	13,954	17.4	2.6	BBB+
Residential mortgage-backed securities	1,601	2.0	2.6	AA
Commercial mortgage-backed securities	4,352	5.4	1.9	A+
Other asset-backed securities	6,643	8.3	1.2	AA+
Nonredeemable preferred stocks	728	0.9	1.4	BBB-
Short-term investments	615	0.7	<0.1	AA-
Total fixed-income securities	76,675	95.5	3.3	AA-
Common equities	3,575	4.5	na	na
Total portfolio[2]	$80,250	100.0%	3.3	AA-

2023
U.S. government obligations	$36,869	55.9%	3.6	AA+
State and local government obligations	2,203	3.3	3.0	AA+
Foreign government obligations	16	0.1	2.6	AAA
Corporate and other debt securities	11,358	17.2	2.7	BBB
Residential mortgage-backed securities	417	0.6	0.5	A+
Commercial mortgage-backed securities	3,940	6.0	2.3	A
Other asset-backed securities	5,575	8.4	1.2	AA+
Nonredeemable preferred stocks	902	1.4	2.1	BBB-
Short-term investments	1,790	2.7	<0.1	AA-
Total fixed-income securities	63,070	95.6	3.0	AA-
Common equities	2,929	4.4	na	na
Total portfolio[2]	$65,999	100.0%	3.0	AA-
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
2 At December 31, 2024, we had $125 million of net unsettled security transactions included in other liabilities, compared to $46 million of net unsettled security transactions included in other assets at December 31, 2023.
The total fair value of the portfolio at December 31, 2024 and 2023, included $6.2 billion and $4.2 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions. A portion of these investments were sold and proceeds used to pay our common share dividends in January 2025; see Note 14 – Dividends for additional information.

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
App.-A-67

The following table shows the composition of our Group I and Group II securities at December 31:

	2024		2023
($ in millions)	Fair Value	% of Total Portfolio	Fair Value	% of Total Portfolio
Group I securities:
Non-investment-grade fixed maturities	$385	0.5%	$532	0.8%
Nonredeemable preferred stocks	728	0.9	902	1.4
Common equities	3,575	4.5	2,929	4.4
Total Group I securities	4,688	5.9	4,363	6.6
Group II securities:
Other fixed maturities	74,947	93.4	59,846	90.7
Short-term investments	615	0.7	1,790	2.7
Total Group II securities	75,562	94.1	61,636	93.4
Total portfolio	$80,250	100.0%	$65,999	100.0%

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

Unrealized Gains and Losses
As of December 31, 2024, our fixed-maturity portfolio had total after-tax net unrealized losses, which are recorded as part of accumulated other comprehensive income (loss) on our consolidated balance sheets, of $1.4 billion, compared to $1.6 billion at December 31, 2023. The decrease in total unrealized losses year over year, was due to valuation increases across fixed-maturity sectors, excluding the U.S. Treasury portfolio. The valuation increase was most prominently in our corporate and other debt and commercial mortgage-backed portfolios as lower interest rates and tighter credit spreads drove strong portfolio performance. The U.S. Treasury valuation decrease was due to rising U.S. Treasury yields.
See Note 2 – Investments for a further break-out of our gross unrealized gains (losses).
App.-A-68

Holding Period Gains (Losses)
The following table provides the balance and activity for both the gross and net holding period gains (losses) for 2024:

(millions)	Gross Holding Period Gains	Gross Holding Period Losses	Net Holding Period Gains (Losses)
Balance at December 31, 2023
Hybrid fixed-maturity securities	$5	$(34)	$(29)
Equity securities[1]	2,234	(86)	2,148
Total holding period securities	2,239	(120)	2,119
Current year change in holding period securities
Hybrid fixed-maturity securities	3	22	25
Equity securities[1]	604	50	654
Total changes in holding period securities	607	72	679
Balance at December 31, 2024
Hybrid fixed-maturity securities	8	(12)	(4)
Equity securities[1]	2,838	(36)	2,802
Total holding period securities	$2,846	$(48)	$2,798
1Equity securities include common equities and nonredeemable preferred stocks.
Changes in holding period gains (losses), similar to unrealized gains (losses) in our fixed-maturity portfolio, are the result of changes in market conditions as well as sales of securities based on various portfolio management decisions.

Fixed-Income Securities
The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. Following are the primary exposures for the fixed-income portfolio.
Interest Rate Risk This risk includes the change in value resulting from movements in the underlying market rates of debt securities held. We manage this risk by maintaining the portfolio’s duration (a measure of the portfolio’s exposure to changes in interest rates) between 1.5 and 5.0 years. The duration of the fixed-income portfolio was 3.3 years at December 31, 2024, compared to 3.0 years at December 31, 2023. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) is monitored on a regular basis.
The duration distribution of our fixed-income portfolio, excluding short-term investments, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, at December 31, was:

Duration Distribution	2024	2023
1 year	9.6%	18.1%
2 years	8.2	12.0
3 years	29.5	25.7
5 years	43.6	27.4
7 years	8.2	14.6
10 years	0.9	2.2
Total fixed-income portfolio	100.0%	100.0%

Credit Risk This exposure is managed by maintaining an A+ minimum weighted average portfolio credit quality rating, as defined by NRSROs. At both December 31, 2024 and 2023, our weighted average credit quality rating was AA-. The credit quality distribution of our fixed-income portfolio at December 31, was:

Average Rating	2024	2023
AAA	12.6%	10.7%
AA	64.2	65.1
A	6.4	7.0
BBB	15.7	15.7
Non-investment-grade/non-rated:[1]
BB	0.8	1.2
B	0.2	0.2
CCC and lower	0	0
Non-rated	0.1	0.1
Total fixed-income portfolio	100.0%	100.0%
1 The ratings in the table above are assigned by NRSROs.

Effective January 1, 2025, in light of the downgrade of the U.S. government obligations, to manage our credit risk exposure, we moved our internal ratings guideline for our portfolio down from an A+ to an A minimum weighted average portfolio credit rating.
Concentration Risk Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state’s general obligation bonds, to 2.5% of shareholders’ equity, while the single issuer guideline on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders’ equity. Additionally, the guideline
App.-A-69

applicable to any state’s general obligation bonds is 6% of shareholders’ equity. We consider concentration risk both overall and in the context of individual asset classes and sectors, including, but not limited to, common equities, residential and commercial mortgage-backed securities, municipal bonds, and high-yield bonds. At December 31, 2024 and 2023, we were within all of the constraints described above.
Prepayment and Extension Risk We are exposed to this risk especially in our asset-backed (i.e., structured product) and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended will have a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. Our holdings of different types of structured debt and preferred securities help manage this risk. During 2024 and 2023, we did not experience significant adverse prepayment or extension of principal relative to our cash flow expectations in the portfolio.
Liquidity Risk Our overall portfolio remains very liquid and we believe that it is sufficient to meet expected near-term liquidity requirements. The short-to-intermediate duration of our portfolio provides a source of liquidity. During 2025, we expect approximately $7.6 billion, or 25%, of principal repayment from our fixed-income portfolio, excluding U.S. Treasury Notes and short-term investments. Cash from interest and dividend payments provides an additional source of recurring liquidity.
The duration of our U.S. government obligations, which are included in the fixed-income portfolio, was comprised of the following at December 31, 2024:

($ in millions)	Fair Value	Duration (years)
U.S. Treasury Notes
Less than one year	$104	0.4
One to two years	807	1.6
Two to three years	3,002	2.6
Three to five years	36,320	4.0
Five to seven years	5,722	5.7
Seven to ten years	33	7.1
Total U.S. Treasury Notes	$45,988	4.1

ASSET-BACKED SECURITIES
Included in the fixed-income portfolio are asset-backed securities, which were comprised of the following at December 31:

($ in millions)	Fair Value	Net Unrealized Gains (Losses)	% of Asset- Backed Securities	Duration (years)	Average Rating (at period end)[1]
2024
Residential mortgage-backed securities	$1,601	$(2)	12.7%	2.6	AA
Commercial mortgage-backed securities	4,352	(369)	34.6	1.9	A+
Other asset-backed securities	6,643	(39)	52.7	1.2	AA+
Total asset-backed securities	$12,596	$(410)	100.0%	1.6	AA
2023
Residential mortgage-backed securities	$417	$(10)	4.2%	0.5	A+
Commercial mortgage-backed securities	3,940	(596)	39.7	2.3	A
Other asset-backed securities	5,575	(91)	56.1	1.2	AA+
Total asset-backed securities	$9,932	$(697)	100.0%	1.6	AA-
1 The credit quality ratings are assigned by NRSROs.
App.-A-70

Residential Mortgage-Backed Securities (RMBS) The following table details the credit quality rating and fair value of our RMBS, along with the loan classification and a comparison of the fair value at December 31, 2024, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Residential Mortgage-Backed Securities (at December 31, 2024)
($ in millions) Average Rating[1]	Non-Agency	Government/GSE[2]	Total	% of Total
AAA	$1,100	$0	$1,100	68.7%
AA	23	1	24	1.5
A	202	0	202	12.6
BBB	273	0	273	17.0
Non-investment-grade/non-rated:
CCC and lower	1	0	1	0.1
Non-rated	1	0	1	0.1
Total fair value	$1,600	$1	$1,601	100.0%
Decrease in value	0%	(2.7)%	0%
1 The credit quality ratings are assigned by NRSROs; when we assigned the NAIC ratings for our RMBS, 88% of our non-investment-grade securities were rated investment grade and reported as Group II securities, with the remainder classified as Group I.
2 The securities in this category are insured by a Government Sponsored Entity (GSE) and/or collateralized by mortgage loans insured by the Federal Housing Administration (FHA) or the U.S. Department of Veteran Affairs (VA).

Our RMBS portfolio consists of deals that are backed by high-credit quality borrowers and/or those that have strong structural protections through underlying loan collateralization. During 2024, we continued to increase our exposure in this portfolio. Our additions during the year were primarily concentrated in investment-grade securities with most purchases in qualified mortgage securitizations. We also continued to grow our existing exposure to Fannie Mae and Freddie Mac credit risk transfer securities.
Commercial Mortgage-Backed Securities (CMBS) The following table details the credit quality rating and fair value of our CMBS, along with a comparison of the fair value at December 31, 2024, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Commercial Mortgage-Backed Securities (at December 31, 2024)
($ in millions) Average Rating[1]	Multi-Borrower	Single-Borrower	Total	% of Total
AAA	$142	$1,735	$1,877	43.1%
AA	0	848	848	19.5
A	0	431	431	9.9
BBB	0	836	836	19.2
Non-investment-grade/non-rated:
BB	0	348	348	8.0
B	0	12	12	0.3
Total fair value	$142	$4,210	$4,352	100.0%
Decrease in value	(5.1)%	(7.9)%	(7.8)%
1The credit quality ratings are assigned by NRSROs; when we assigned the NAIC ratings for our CMBS, 92% of our non-investment-grade securities were rated investment grade and reported as Group II securities, with the remainder classified as Group I.

Growth in our portfolio during 2024 was primarily due to new additions in AAA securities in multi-family and industrial sectors, and an increase in the value of the portfolio as spreads tightened, which were in part offset by redemptions of certain single borrower deals. The CMBS market ended the year on a high note as new issuances continued throughout the year at a robust pace and spreads tightened. As of December 31, 2024, we had no delinquencies in our CMBS portfolio.
App.-A-71

The following table shows the composition of our CMBS portfolio by maturity year and sector:

Commercial Mortgage-Backed Securities Sector Details (at December 31, 2024)
($ in millions) Maturity[1]	Office	Lab Office	Multi-family	Multi-family IO	Industrial	Self-storage	Casino	Total	Average Original LTV	Average Current DSCR
2025	$0	$47	$0	$38	$0	$0	$0	$85	69.9%	1.6
2026	394	67	270	34	91	64	114	1,034	61.3	1.7
2027	376	0	50	31	0	257	0	714	61.5	1.9
2028	273	0	0	24	0	0	0	297	60.5	2.4
2029	479	129	418	11	388	160	70	1,655	62.5	2.3
2030	80	59	0	4	0	0	96	239	55.5	3.4
2031	237	91	0	0	0	0	0	328	66.5	2.0
Total fair value	$1,839	$393	$738	$142	$479	$481	$280	$4,352
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
In addition to the LTV ratio, we also examine the credit of our CMBS portfolio by reviewing the debt service coverage ratio (DSCR) of the securities. The DSCR compares the underlying property’s annual net operating income to its annual debt service payments. A DSCR less than 1.0 times indicates that property operations do not generate enough income over the debt service payments, while a DSCR greater than 1.0 times indicates that there is an excess of operating income over the debt service payments. A number above 1.0 generally indicates that there would not be an incentive for the borrower to default in light of the borrower’s excess income. The DSCR reported in the table is calculated based on the most currently available net operating income and mortgage payments for the borrower, which, for many securities, is data as of December 31, 2023.
App.-A-72

Other Asset-Backed Securities (OABS) The following table details the credit quality rating and fair value of our OABS, along with a comparison of the fair value at December 31, 2024, to our original investment value (adjusted for returns of principal, amortization, and write-downs):

Other Asset-Backed Securities (at December 31, 2024)
($ in millions) Average Rating	Automobile	Collateralized Loan Obligations	Student Loan	Whole Business Securitizations	Equipment	Other	Total	% of Total
AAA	$3,029	$526	$49	$0	$1,039	$258	$4,901	73.8%
AA	1	117	2	0	40	0	160	2.4
A	3	0	0	0	139	294	436	6.6
BBB	0	0	0	1,072	0	39	1,111	16.7
Non-investment-grade/non-rated:
BB	0	0	0	0	0	35	35	0.5
Total fair value	$3,033	$643	$51	$1,072	$1,218	$626	$6,643	100.0%
Increase (decrease) in value	0.5%	(0.1)%	(6.3)%	(3.6)%	0.4%	(2.1)%	(0.6)%

During 2024, we selectively added securities to the OABS portfolio that we viewed as having attractive spreads and potential returns. The securities we acquired were predominantly in the automobile and equipment categories in highly-rated, senior, and short-tenor debt tranches in the new issue markets. Additionally, we increased our holdings in whole business securitization assets, in both new issue and secondary markets, and decreased our collateralized loan obligation assets, due to elevated call redemptions.
STATE AND LOCAL GOVERNMENT OBLIGATIONS
The following table details the credit quality rating of our state and local government obligations (municipal securities) at December 31, 2024, without the benefit of credit or bond insurance:

Municipal Securities (at December 31, 2024)
(millions) Average Rating	General Obligations	Revenue Bonds	Total
AAA	$761	$497	$1,258
AA	567	862	1,429
A	0	61	61
BBB	0	30	30
Non-rated	0	0	0
Total	$1,328	$1,450	$2,778
Included in revenue bonds were $593 million of single-family housing revenue bonds issued by state housing finance agencies, of which $305 million were supported by individual mortgages held by the state housing finance agencies and $288 million were supported by mortgage-backed securities.
Of the revenue bonds supported by individual mortgages held by state housing finance agencies, the overall credit quality rating was AA+. Most of these mortgages were supported by the FHA, VA, or private mortgage insurance providers. Of the revenue bonds supported by mortgage-backed securities, 80% were collateralized by Ginnie Mae mortgages, which are fully guaranteed by the U.S. government, and the remaining 20% were collateralized by Fannie Mae and Freddie Mac mortgages.
Although credit spreads of tax-exempt municipal bonds widened during 2024, we still viewed most of the market as relatively unattractive. Credit spreads for taxable municipal bonds tightened during 2024. We selectively added to the municipal portfolio during 2024, with a focus on high-quality securities with shorter maturities, which we viewed as having more favorable risk/reward profiles.
App.-A-73

CORPORATE AND OTHER DEBT SECURITIES
The following table details the credit quality rating of our corporate and other debt securities at December 31, 2024:

Corporate and Other Debt Securities (at December 31, 2024)
(millions) Average Rating	Consumer	Industrial	Communication	Financial Services	Technology	Basic Materials	Energy	Total
AAA	$0	$0	$0	$122	$0	$0	$40	$162
AA	92	0	0	568	0	0	43	703
A	643	345	62	2,134	59	106	442	3,791
BBB	3,344	1,523	384	1,508	949	69	1,200	8,977
Non-investment-grade/non-rated:
BB	88	47	56	0	8	0	6	205
B	103	0	0	0	0	8	0	111
Non-rated	0	0	0	2	3	0	0	5
Total fair value	$4,270	$1,915	$502	$4,334	$1,019	$183	$1,731	$13,954
The size of our corporate and other debt portfolio increased over the year to $14.0 billion at December 31, 2024, from $11.4 billion at December 31, 2023. At both December 31, 2024 and December 31, 2023, corporate and other debt securities made up approximately 18% of our fixed-income portfolio.

The duration of the corporate and other debt portfolio decreased slightly to 2.6 years at December 31, 2024, from 2.7 years at December 31, 2023, as we continued to focus on shorter-maturity investment-grade securities, which we viewed as having more favorable risk/reward profiles.

NONREDEEMABLE PREFERRED STOCKS
The table below shows the exposure break-down for our nonredeemable preferred stocks by sector and rating at year end:

Nonredeemable preferred stocks (at December 31, 2024)
	Financial Services
(millions) Average Rating	U.S. Banks	Foreign Banks	Insurance	Other Financial	Industrials	Utilities	Total
BBB	$462	$14	$63	$30	$0	$38	$607
Non-investment-grade/non-rated:
BB	64	4	0	0	0	0	68
Non-rated	0	0	23	14	16	0	53
Total fair value	$526	$18	$86	$44	$16	$38	$728
The majority of our nonredeemable preferred securities have fixed-rate dividends until a call date and then, if not called, generally convert to floating-rate dividends. The interest rate duration is calculated to reflect the call, floor, and floating-rate features. Although a nonredeemable preferred stock will remain outstanding if not called, its interest rate duration will reflect the variable nature of the dividend. At year-end 2024, our non-investment-grade nonredeemable preferred stocks were with issuers that maintain investment-grade senior debt ratings.
We also face the risk that dividend payments could be deferred for one or more periods or skipped entirely. As of December 31, 2024, we expect all of these securities to pay their dividends in full and on time. Approximately 97% of our nonredeemable preferred stocks pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable.

At December 31, 2024, our nonredeemable preferred stock portfolio fair value was $0.7 billion, which is a decrease from $0.9 billion at December 31, 2023. This decline was primarily due to nonredeemable preferred stocks that were called or sold because they had less attractive risk/reward profiles.

App.-A-74

Common Equities
Common equities, as reported on our consolidated balance sheets at December 31, were comprised of the following:

($ in millions)	2024		2023
Common stocks	$3,550	99.3%	$2,908	99.3%
Other risk investments[1]	25	0.7	21	0.7
Total common equities	$3,575	100.0%	$2,929	100.0%
1The other risk investments consist of limited partnership interests.
The majority of our common stock portfolio consists of individual holdings selected based on their contribution to the correlation with the Russell 1000 Index. We held 772 out of 1,007, or 77%, of the common stocks comprising the index at December 31, 2024, which made up 95% of the total market capitalization of the index. At December 31,
2024, the full year GAAP income total return did not meet our targeted tracking error of +/- 50 basis points. We expect to be within our targeted tracking error over the longer term. At December 31, 2023, the full year GAAP income total return was within our targeted tracking error.

The following is a summary of our indexed common stock portfolio holdings by sector compared to the Russell 1000 Index composition:

Sector	Equity Portfolio Allocation at December 31, 2024	Russell 1000 Allocation at December 31, 2024	Russell 1000 Sector Return in 2024
Consumer discretionary	15.0%	16.4%	30.3%
Consumer staples	3.8	4.0	5.7
Financial services	11.3	10.7	31.8
Health care	9.9	9.5	3.5
Materials and processing	1.6	1.5	(3.7)
Other energy	3.7	3.3	6.6
Producer durable	12.1	12.2	18.3
Real estate	2.3	2.3	5.1
Technology	35.9	35.4	38.2
Telecommunications	1.9	2.3	22.2
Utilities	2.5	2.4	23.7
Total common stocks	100.0%	100.0%	24.5%
For 2024, our common stock portfolio FTE total return was 22.9%, compared to 24.5% for the Russell 1000 Index, due to common stocks we hold outside of the index.
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
A. Loss and LAE Reserves
Loss and LAE reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2024, we had $34.6 billion of net loss and LAE reserves (net of reinsurance recoverables on unpaid losses), which included $26.4 billion of case reserves and $8.2 billion of IBNR reserves. The following discussion focuses on our personal auto liability and commercial auto liability, including TNC, reserves since these businesses represent approximately 91% of our total carried net reserves.
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
App.-A-75

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
At December 31, 2024, we had $39.1 billion of carried gross reserves and $34.6 billion of net reserves. Our net reserve balance assumes that the loss and LAE severity for accident year 2024 over accident year 2023 would be 8.8% higher for personal auto liability and 1.7% higher for commercial auto liability. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlements. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.
The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2024, if during 2025 we were to experience the indicated change in our estimate of severity for the 2024 accident year (i.e., claims that occurred in 2024):

	Estimated Changes in Severity for Accident Year 2024
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$20,105	$20,573	$21,041	$21,509	$21,977
Commercial auto liability	10,306	10,424	10,542	10,660	10,778
Other[1]	2,987	2,987	2,987	2,987	2,987
Total	$33,398	$33,984	$34,570	$35,156	$35,742
1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2024 accident year would affect our personal auto liability reserves by $234 million and our commercial auto liability reserves by $59 million.

App.-A-76

Our 2024 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2024, 2023, and 2022, in the aggregate, accounted for approximately 93% of our reserve balance. If during 2025 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2024, 2023, and 2022), the effect to our year-end 2024 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2024, 2023, and 2022
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$18,649	$19,845	$21,041	$22,237	$23,433
Commercial auto liability	9,874	10,208	10,542	10,876	11,210
Other[1]	2,987	2,987	2,987	2,987	2,987
Total	$31,510	$33,040	$34,570	$36,100	$37,630
1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2024, 2023, and 2022 accident years would affect our personal auto liability reserves by $598 million and our commercial auto liability reserves by $167 million.
Our best estimate of the appropriate amount for our reserves as of year-end 2024 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is reasonably likely to occur. The above tables show the potential favorable or unfavorable development we will realize if our estimates miss by 2% or 4%.
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
We routinely monitor our fixed-maturity portfolio for pricing changes that might indicate potential losses exist and perform detailed reviews of securities with unrealized losses to determine if an allowance for credit losses, a change to an existing allowance (recovery or additional loss), or a write-off for an amount deemed uncollectible needs to be recorded. In such cases, changes in fair value are evaluated to determine the extent to which such changes are attributable to: (i) credit-related losses, which are specific to the issuer (e.g., financial conditions, business prospects) where the present value of cash flows expected to be collected is lower than the amortized cost basis of the security, or (ii) market related factors, such as interest rates or credit spreads.
If we do not expect to hold the security to allow for a potential recovery of those expected losses, we will write down the security to fair value and recognize a realized loss in the comprehensive income statement.
For securities whose losses are credit-related losses, and for which we do not intend to sell in the near term, we will review the non-market components to determine if a potential future credit loss exists, based on available financial data related to the fixed-maturity securities. If we project that a credit loss exists, we will record an allowance for the credit loss and recognize a realized loss in the comprehensive income statement. For all securities for which an allowance for credit losses has been established, we will re-evaluate the securities, at least quarterly, to determine if further deterioration has occurred or if we project a subsequent recovery in the expected losses, which would require an adjustment to the allowance for credit losses. To the extent we determine that we will likely sell a security prior to recovery of the credit loss, or if the loss is deemed uncollectible, we will write down the security to its fair value and reverse any credit loss allowance that may have been previously recorded.
For an unrealized loss that is determined to be related to current market conditions, we will not record an allowance for credit losses or a write down to fair value. We will continue to monitor these securities to determine if underlying factors other than the current market conditions are contributing to the loss in value.
Based on an analysis of our fixed-maturity portfolio, we have determined our allowance for credit losses related to available-for-sale securities was not material to our financial condition or results of operations for the periods ending December 31, 2024 and 2023.
App.-A-77

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
•our ability to obtain capital when necessary to support our business, our financial condition, and potential growth;
•evaluations and ratings by credit rating and other rating agencies;
•the variable nature of our common share dividend policy;
•whether our investments in certain tax-advantaged projects generate the anticipated returns;
•the impact from not managing to short-term earnings expectations in light of our goal to maximize the long-term value of the enterprise;
•the impacts of epidemics, pandemics, or other widespread health risks; and
•other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission, including, without limitation, the Risk Factors section of our Annual Report on Form 10-K for the year ending December 31, 2024.

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

App.-A-78

Supplemental Information
The Progressive Corporation and Subsidiaries
Ten Year Summary – Selected Financial Information
(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2024	2023	2022	2021	2020
Net premiums written	$74,424	$61,550	$51,081	$46,405	$40,569
Growth	21%	20%	10%	14%	8%
Net premiums earned	$70,799	$58,665	$49,241	$44,369	$39,262
Growth	21%	19%	11%	13%	8%
Policies in force (thousands):
Personal Lines[1]	33,811	28,591	26,307	25,512	23,898
Growth[2]	18%	9%	3%	7%	11%
Commercial Lines	1,141	1,099	1,046	971	822
Growth	4%	5%	8%	18%	9%
Total revenues	$75,372	$62,109	$49,611	$47,702	$42,658
Underwriting margins:[3]
Personal Lines[1]	11.4%	5.9%	3.2%	3.5%	12.2%
Commercial Lines	10.6%	1.2%	8.9%	11.1%	13.0%
Total underwriting operations	11.2%	5.1%	4.2%	4.7%	12.3%
Net income attributable to Progressive	$8,480	$3,903	$722	$3,351	$5,705
Per common share - diluted	$14.40	$6.58	$1.18	$5.66	$9.66
Average equivalent common shares - diluted	587.7	587.5	587.1	587.1	587.6
Comprehensive income (loss) attributable to Progressive	$8,673	$5,089	$(2,121)	$2,460	$6,292
Total assets	$105,745	$88,691	$75,465	$71,132	$64,098
Debt outstanding	$6,893	$6,889	$6,388	$4,899	$5,396
Total shareholders’ equity	$25,591	$20,277	$15,891	$18,232	$17,039
Statutory surplus	$27,171	$22,250	$17,880	$16,424	$15,195
Common shares outstanding	585.8	585.3	584.9	584.4	585.2
Common share close price (at December 31)	$239.61	$159.28	$129.71	$102.65	$98.88
Rate of return[4]	51.4%	23.2%	26.8%	10.8%	41.4%
Market capitalization	$140,364	$93,227	$75,867	$59,989	$57,865
Book value per common share	$43.69	$33.80	$26.32	$30.35	$28.27
Ratios:
Return on average common shareholders’ equity:
Net income attributable to Progressive	35.5%	22.9%	4.4%	18.6%	35.6%
Comprehensive income (loss) attributable to Progressive	36.4%	30.0%	(13.5)%	13.6%	39.3%
Debt to total capital[5]	21.2%	25.4%	28.7%	21.2%	24.1%
Price to earnings	16.6	24.2	109.9	18.1	10.2
Price to book	5.5	4.7	4.9	3.4	3.5
Net premiums written to statutory surplus	2.7	2.8	2.9	2.8	2.7
Statutory combined ratio	88.2	94.3	95.3	94.8	87.9
Dividends declared per common share[6]	$4.90	$1.15	$0.40	$1.90	$4.90
Number of people employed	66,308	61,432	55,063	49,077	43,326
1 Beginning in the fourth quarter 2024, Personal Lines includes our personal property products, which were reported separately in prior years. Information for the previous years presented was recast to conform to the current year presentation.
2 Our personal property business was acquired on April 1, 2015; the growth for 2015 is adjusted to exclude the impact of the acquisition.
3 Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 10 – Segment Information, as a percentage of net premiums earned. Policyholder credits are included in pretax underwriting profit (loss), as applicable.
App.-A-79

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2019	2018	2017	2016	2015
Net premiums written	$37,578	$32,610	$27,132	$23,354	$20,564
Growth	15%	20%	16%	14%	10%
Net premiums earned	$36,192	$30,933	$25,730	$22,474	$19,899
Growth	17%	20%	14%	13%	8%
Policies in force (thousands):
Personal Lines[1]	21,611	19,695	17,537	15,859	14,841
Growth[2]	10%	12%	11%	7%	4%
Commercial Lines	751	697	647	608	556
Growth	8%	8%	6%	9%	8%
Total revenues	$39,022	$31,979	$26,839	$23,441	$20,854
Underwriting margins:[3]
Personal Lines[1]	8.9%	8.9%	6.4%	4.7%	6.6%
Commercial Lines	10.4%	13.3%	7.7%	6.4%	15.9%
Total underwriting operations	9.1%	9.4%	6.6%	4.9%	7.5%
Net income attributable to Progressive	$3,970	$2,615	$1,592	$1,031	$1,268
Per common share - diluted	$6.72	$4.42	$2.72	$1.76	$2.15
Average equivalent common shares - diluted	587.2	586.7	585.7	585.0	589.2
Comprehensive income (loss) attributable to Progressive	$4,433	$2,520	$1,941	$1,164	$1,045
Total assets	$54,895	$46,575	$38,701	$33,428	$29,819
Debt outstanding	$4,407	$4,410	$3,306	$3,148	$2,708
Total shareholders’ equity	$13,673	$10,822	$9,285	$7,957	$7,289
Statutory surplus	$13,671	$11,572	$9,664	$8,560	$7,576
Common shares outstanding	584.6	583.2	581.7	579.9	583.6
Common share close price (at December 31)	$72.39	$60.33	$56.32	$35.50	$31.80
Rate of return[4]	25.1%	9.3%	61.6%	14.7%	20.9%
Market capitalization	$42,319	$35,185	$32,761	$20,587	$18,559
Book value per common share	$22.54	$17.71	$15.96	$13.72	$12.49
Ratios:
Return on average common shareholders’ equity:
Net income attributable to Progressive	31.3%	24.7%	17.8%	13.2%	17.2%
Comprehensive income (loss) attributable to Progressive	35.0%	23.8%	21.7%	14.9%	14.2%
Debt to total capital[5]	24.4%	28.9%	26.3%	28.3%	27.1%
Price to earnings	10.8	13.6	20.7	20.2	14.8
Price to book	3.2	3.4	3.5	2.6	2.5
Net premiums written to statutory surplus	2.7	2.8	2.8	2.7	2.7
Statutory combined ratio	90.5	89.9	92.8	94.8	91.8
Dividends declared per common share[6]	$2.65	$2.5140	$1.1247	$0.6808	$0.8882
Number of people employed	41,571	37,346	33,656	31,721	28,580
4 Represents annual rate of return, assuming dividend reinvestment.
5 Ratio reflects debt as a percent of debt plus shareholders’ equity; redeemable noncontrolling interest is not part of this calculation.
6 Represents dividends pursuant to the dividend policy in place for the applicable year (see Note 14 – Dividends for further discussion).
App.-A-80

The Progressive Corporation and Subsidiaries
Performance Graph
(unaudited)
The following performance graph compares the performance of Progressive’s Common Shares (PGR) to the Standard & Poor’s 500 Stock Index (S&P 500 Index) and the Standard & Poor’s 500 Property & Casualty Insurance Index (S&P 500 P/C Group) for the last five years.
Cumulative Five-Year Total Return*
PGR, S&P 500 Index, S&P 500 P/C Group (Performance Results through 12/31/24)

$400
$350
$300
$250
$200
$150
$100
2019
2020
2021
2022
2023
2024
PGR
S&P 500 Index
S&P 500 P/C Group

	(Assumes $100 was invested at the close of trading on December 31, 2019)
For the years ended December 31,	2020	2021	2022	2023	2024
PGR	$141.38	$156.68	$198.67	$244.66	$370.40
S&P 500 Index	118.33	152.27	124.67	157.40	196.75
S&P 500 P/C Group	106.33	124.95	148.53	164.49	222.44
*Assumes reinvestment of dividends
App.-A-81

The Progressive Corporation and Subsidiaries
Quantitative Market Risk Disclosures
(unaudited)
Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2024, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. The discussion below relates to instruments entered into for purposes other than trading; we had no trading financial instruments at December 31, 2024 and 2023. See Management’s Discussion and Analysis of Financial Condition and Results of Operations – Investments for our discussion of the qualitative information about market risk.
Financial instruments subject to interest rate risk were:

	Fair Value
	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change	Change	Actual	Change	Change
U.S. government obligations	$49,934	$47,915	$45,988	$44,158	$42,419
State and local government obligations	2,921	2,850	2,778	2,706	2,633
Foreign government obligations	16	16	16	15	15
Corporate and other debt securities	14,705	14,324	13,954	13,597	13,252
Asset-backed securities	12,986	12,789	12,596	12,408	12,225
Nonredeemable preferred stocks	750	739	728	718	708
Short-term investments	615	615	615	615	615
Total at December 31, 2024	$81,927	$79,248	$76,675	$74,217	$71,867
Total at December 31, 2023	$67,014	$65,001	$63,070	$61,220	$59,451

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
Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities at December 31, 2024	$3,196	$3,575	$3,954
Common equities at December 31, 2023	2,621	2,929	3,235
The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common equity portfolio’s weighted average beta of 1.1 for 2024 and 1.0 for 2023. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common equity portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movements. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of our securities without betas is 1.3%.
App.-A-82

The Progressive Corporation and Subsidiaries
Net Premiums Written by State
(unaudited)

($ in millions)	2024		2023		2022		2021		2020
Florida	$10,222	13.7%	$9,096	14.8%	$7,145	14.0%	$6,291	13.6%	$5,534	13.6%
Texas	9,641	13.0	7,809	12.7	6,089	11.9	5,343	11.5	4,531	11.2
California	4,124	5.5	3,408	5.5	2,867	5.6	2,585	5.6	2,241	5.5
Georgia	3,635	4.9	2,928	4.8	2,444	4.8	2,148	4.6	1,861	4.6
New York	2,830	3.8	2,416	3.9	2,056	4.0	2,009	4.3	1,933	4.8
Michigan	2,628	3.5	2,255	3.7	2,015	4.0	1,963	4.2	1,798	4.4
New Jersey	2,206	3.0	1,911	3.1	1,600	3.1	1,417	3.1	1,242	3.1
Pennsylvania	2,192	2.9	1,804	2.9	1,670	3.3	1,505	3.2	1,327	3.3
Ohio	2,168	2.9	1,851	3.0	1,709	3.3	1,563	3.4	1,404	3.4
Arizona	1,989	2.7	1,583	2.6	1,234	2.4	1,040	2.2	911	2.3
All other	32,789	44.1	26,489	43.0	22,252	43.6	20,541	44.3	17,787	43.8
Total	$74,424	100.0%	$61,550	100.0%	$51,081	100.0%	$46,405	100.0%	$40,569	100.0%

App.-A-83

Insurance Quotes, Claims Reporting, and Customer Service

	Personal autos, motorcycles, recreational vehicles, homeowners, and renters	Commercial autos/trucks, business property, and general liability
To receive a quote	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-806-9598 progressivecommercial.com
To report a claim	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-502-8330 progressivecommercial.com
For customer service:
If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-444-4487 progressivecommercial.com
If you bought your policy through an independent agent or broker	1-800-925-2886 1-800-300-3693 in California progressiveagent.com	1-800-444-4487 progressivecommercial.com
If you bought your policy through an independent agent or broker for the state of California	1-800-300-3693 Driveinsurance.com	1-800-444-4487 progressivecommercial.com
In addition, iPhone® and Android® users can download the Progressive mobile app to start a quote, report a claim, or service a policy.

Principal Office
The Progressive Corporation
300 North Commons Blvd.
Mayfield Village, Ohio 44143
440-461-5000
progressive.com

Annual Meeting  The Annual Meeting of Shareholders will take place on Friday, May 9, 2025, at 10:00 a.m., eastern time. This meeting will be held by online webcast only. You will be able to attend and participate in the Annual Meeting via live webcast by visiting virtualshareholdermeeting.com/PGR2025. To participate in the meeting, you must have your 16-digit control number that is shown on your proxy card. You will not be able to attend the Annual Meeting in person.

Online Annual Report and Proxy Statement Our 2024 Annual Report to Shareholders can be found at: progressive.com/annualreport.

Our 2025 Proxy Statement and 2024 Annual Report to Shareholders, in a PDF format, can be found at: progressiveproxy.com.

Shareholder/Investor Relations  Progressive does not maintain a mailing list for distribution of shareholders’ reports. To view Progressive’s publicly filed documents, shareholders can access our website: progressive.com/sec. To view our earnings and other releases, access our website: progressive.com/financial-releases.

For financial-related information or to request copies of Progressive’s publicly filed documents free of charge, write to: The Progressive Corporation, Investor Relations, 300 North Commons Blvd., Box W94, Mayfield Village, Ohio 44143, email: investor_relations@progressive.com, or call: 440-395-2222.

For all other company information, call: 440-461-5000 or access our website at: progressive.com/contactus.

Transfer Agent and Registrar Registered Shareholders:  If you have questions or changes to your account and your Progressive common shares are registered in your name, write to: Equiniti Trust Company, LLC, 48 Wall Street, Floor 23, New York, New York 10005; phone: 1-866-709-7695; email: HelpAST@equiniti.com; or visit their website at: equiniti.com/us.

App.-A-84

Beneficial Shareholders:  If your Progressive common shares are held in a brokerage or other financial institution account, contact your broker or financial institution directly regarding questions or changes to your account.

Common Shares, Holders, and Dividends The Progressive Corporation’s common shares are traded on the New York Stock Exchange (symbol PGR). There were 1,614 shareholders of record on January 31, 2025. Progressive currently has a dividend policy under which the Board expects to declare regular, quarterly common share dividends and, on at least an annual basis, to consider declaring an additional variable common share dividend.

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

Lawton W. Fitt, Chairperson of the Board, The Progressive Corporation, email: chair@progressive.com; or

David M. Stringer, Secretary, The Progressive Corporation, 300 North Commons Blvd., Box W94, Mayfield Village, Ohio 44143 or email: secretary@progressive.com.

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
To more broadly represent our employees and their communities, The Progressive Insurance Foundation provides funds to national charitable organizations identified by our Employee Resource Groups and, through the Name Your Cause® program, to qualifying charities chosen by each participating employee’s recommendation, without requiring the employee to contribute. Over the last five years, The Progressive Insurance Foundation provided on average approximately $6 million per year to these charitable organizations.

Social Responsibility and Sustainability  Progressive uses an online format to communicate our social responsibility efforts, and we see sustainability as part of the value we bring to our shareholders, customers, employees, agents, and communities. Information on our social responsibility and sustainability efforts can be found at: progressive.com/sustainability.

App.-A-85

Directors
Philip Bleser[1,5,7]	Roger N. Farah[2,3,5,7]	Jeffrey D. Kelly[1,7]
Retired Chairman of Global Corporate	Executive Chair of the Board,	Retired Chief Operating Officer and
Banking,	CVS Health Corporation	Chief Financial Officer,
JPMorgan Chase & Co.	(healthcare)	RenaissanceRe Holdings Ltd.
(financial services)		(reinsurance services)

Stuart B. Burgdoerfer[1,6,7]	Lawton W. Fitt[2,4,5,7]	Barbara R. Snyder[3,7]
Retired Executive Vice President and	Chairperson of the Board,	President,
Chief Financial Officer,	The Progressive Corporation	The Association of American Universities
L Brands, Inc.	Retired Partner,	(higher education)
(retailing)	Goldman Sachs Group
(financial services)

Pamela J. Craig[3,6,7]	Susan Patricia Griffith[2]	Kahina Van Dyke[4,6,7]
Retired Chief Financial Officer,	President and	Operating Partner,
Accenture PLC	Chief Executive Officer,	Advent International
(global management consulting)	The Progressive Corporation	(global private equity)

Charles A. Davis[4,7]	Devin C. Johnson[1,6,7]
Chief Executive Officer,	Former President and
Stone Point Capital LLC	Chief Operating Officer,
(private equity investing)	The SpringHill Company
(global consumer and entertainment)

1 Audit Committee Member
2 Executive Committee Member
3 Compensation and Talent Committee
Member
4 Investment and Capital Committee
Member
5 Nominating and Governance
Committee Member
6 Technology Committee Member
7 Independent Director

App.-A-86

Corporate Officers	Other Executive Officers
Lawton W. Fitt	Karen B. Bailo
Chairperson of the Board	Commercial Lines President
(non-executive)
Jonathan S. Bauer
Susan Patricia Griffith	Chief Investment Officer
President
and Chief Executive Officer	Steven A. Broz
Chief Information Officer
John P. Sauerland
Vice President	Patrick K. Callahan
and Chief Financial Officer	Personal Lines President

David M. Stringer	William L. Clawson II
Vice President, Secretary,	Chief Human Resources Officer
and Chief Legal Officer
Remi Kent
Maureen McCoy Spooner	Chief Marketing Officer
Treasurer
John Murphy
Mariann Wojtkun Marshall	Claims President
Vice President, Assistant Secretary,
and Chief Accounting Officer	Lori Niederst
Customer Relationship Management
President

Andrew J. Quigg
Chief Strategy Officer

©2025 The Progressive Corporation
App.-A-87