Form 10-K, Exhibit 13
period 2025-12-31
PROGRESSIVE CORP/OH/
filed 2026-03-02
CIK 80661

Exhibit 13

THE PROGRESSIVE CORPORATION
2025 ANNUAL REPORT TO SHAREHOLDERS

App.-A-1

The Progressive Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31,

(millions - except per share amounts)	2025	2024	2023
Revenues
Net premiums earned	$81,661	$70,799	$58,665
Investment income	3,583	2,832	1,892
Net realized gains (losses) on securities:
Net realized gains (losses) on security sales	248	(414)	14
Net holding period gains (losses) on securities	480	679	348
Net impairment losses	(1)	(1)	(9)
Total net realized gains (losses) on securities	727	264	353
Fees and other revenues	1,196	1,064	889
Service revenues	504	413	310
Total revenues	87,671	75,372	62,109
Expenses
Losses and loss adjustment expenses	53,959	49,060	45,655
Policy acquisition costs	6,096	5,383	4,665
Other underwriting expenses	11,329	9,462	6,242
Policyholder credit expense[1]	1,224	0	0
Investment expenses	34	29	26
Service expenses	528	446	349
Interest expense	278	279	268
Total expenses	73,448	64,659	57,205
Net Income
Income before income taxes	14,223	10,713	4,904
Provision for income taxes	2,915	2,233	1,001
Net income	11,308	8,480	3,903
Other Comprehensive Income (Loss)
Changes in:
Total net unrealized gains (losses) on fixed-maturity securities	1,525	193	1,186
Net unrealized losses on forecasted transactions	1	0	0
Other comprehensive income (loss)	1,526	193	1,186
Comprehensive income (loss)	$12,834	$8,673	$5,089
Computation of Earnings Per Common Share
Net income	$11,308	$8,480	$3,903
Less: Preferred share dividends and other[2]	0	17	38
Net income available to common shareholders	$11,308	$8,463	$3,865
Average common shares outstanding – Basic	586.3	585.5	584.9
Net effect of dilutive stock-based compensation	1.8	2.2	2.6
Total average equivalent common shares – Diluted	588.1	587.7	587.5
Basic: Earnings per common share	$19.29	$14.45	$6.61
Diluted: Earnings per common share	$19.23	$14.40	$6.58
1 See Note 10 – Segment Information for further discussion.
2 All of our outstanding Serial Preferred Shares, Series B, were redeemed in February 2024. See Note 1 – Reporting and Accounting Policies, Earnings Per Common Share and Note 14 – Dividends for further discussion.
See notes to consolidated financial statements.
App.-A-2

The Progressive Corporation and Subsidiaries
Consolidated Balance Sheets
December 31,

(millions)	2025	2024
Assets
Available-for-sale securities, at fair value:
Fixed maturities (amortized cost: $82,704 and $77,126)	$82,866	$75,332
Short-term investments (amortized cost: $10,005 and $615)	10,005	615
Total available-for-sale securities	92,871	75,947
Equity securities, at fair value:
Nonredeemable preferred stocks (cost: $419 and $756)	404	728
Common equities (cost: $819 and $745)	4,098	3,575
Total equity securities	4,502	4,303
Total investments	97,373	80,250
Cash and cash equivalents	125	143
Restricted cash and cash equivalents	13	11
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	138	154
Accrued investment income	670	594
Premiums receivable, net of allowance for credit losses of $552 and $460	15,362	14,369
Reinsurance recoverables	4,083	4,765
Prepaid reinsurance premiums	197	349
Deferred acquisition costs	2,044	1,961
Property and equipment, net of accumulated depreciation of $1,460 and $1,461	783	790
Net federal deferred income taxes	748	954
Other assets	1,641	1,559
Total assets	$123,039	$105,745
Liabilities and Shareholders’ Equity
Unearned premiums	$25,219	$23,858
Loss and loss adjustment expense reserves	43,310	39,057
Dividends payable on common shares	7,972	2,695
Accounts payable, accrued expenses, and other liabilities	9,318	7,651
Debt[1]	6,897	6,893
Total liabilities	92,716	80,154
Commitments and contingent liabilities[2]
Common shares, $1.00 par value (authorized 900; issued 798, including treasury shares of 212)	586	586
Paid-in capital	2,307	2,145
Retained earnings	27,327	24,283
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on fixed-maturity securities	117	(1,408)
Net unrealized losses on forecasted transactions	(13)	(14)
Foreign currency translation adjustment	(1)	(1)
Total accumulated other comprehensive income (loss)	103	(1,423)
Total shareholders’ equity	30,323	25,591
Total liabilities and shareholders’ equity	$123,039	$105,745
1 Consists solely of long-term debt. See Note 4 – Debt for further discussion.
2 See Note 1 – Reporting and Accounting Policies, Commitments and Contingencies and Litigation Reserves, and Note 12 – Litigation for further discussion.

See notes to consolidated financial statements.
App.-A-3

The Progressive Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31,

(millions - except per share amounts)	2025	2024	2023
Serial Preferred Shares, No Par Value
Balance, beginning of year	$0	$494	$494
Redemption of Serial Preferred Shares, Series B1	0	(494)	0
Balance, end of year	0	0	494
Common Shares, $1.00 Par Value
Balance, beginning of year	586	585	585
Treasury shares purchased	(1)	(1)	(1)
Net restricted equity awards issued/vested	1	2	1
Balance, end of year	586	586	585
Paid-In Capital
Balance, beginning of year	2,145	2,013	1,893
Amortization of equity-based compensation	132	122	121
Treasury shares purchased	(3)	(2)	(3)
Net restricted equity awards issued/vested	(1)	(2)	(1)
Reinvested dividends on restricted stock units	34	14	3
Balance, end of year	2,307	2,145	2,013
Retained Earnings
Balance, beginning of year	24,283	18,801	15,721
Net income	11,308	8,480	3,903
Treasury shares purchased	(162)	(131)	(137)
Cash dividends declared on common shares ($13.90, $4.90, and $1.15 per share)[1]	(8,146)	(2,869)	(673)
Cash dividends declared on Serial Preferred Shares, Series B ($0, $15.688377, and $60.354787 per share)[1]	0	(8)	(30)
Reinvested dividends on restricted stock units	(34)	(14)	(3)
Other, net	78	24	20
Balance, end of year	27,327	24,283	18,801
Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	(1,423)	(1,616)	(2,802)
Other comprehensive income (loss)	1,526	193	1,186
Balance, end of year	103	(1,423)	(1,616)
Total shareholders’ equity	$30,323	$25,591	$20,277
1 See Note 14 – Dividends for further discussion.
There are 20 million Serial Preferred Shares authorized. There are 5 million Voting Preference Shares authorized; no such shares have been issued.
See notes to consolidated financial statements.

App.-A-4

The Progressive Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31,

(millions)	2025	2024	2023
Cash Flows From Operating Activities
Net income	$11,308	$8,480	$3,903
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	313	284	285
Net amortization (accretion) of fixed-income securities	(124)	(30)	41
Amortization of equity-based compensation	132	122	121
Net realized (gains) losses on securities	(727)	(264)	(353)
Net (gains) losses on disposition of property and equipment	16	13	36
Changes in:
Premiums receivable	(993)	(2,411)	(1,541)
Reinsurance recoverables	682	329	738
Prepaid reinsurance premiums	152	(99)	46
Deferred acquisition costs	(83)	(274)	(143)
Income taxes	(200)	(358)	181
Unearned premiums	1,361	3,724	2,840
Loss and loss adjustment expense reserves	4,253	4,668	4,030
Accounts payable, accrued expenses, and other liabilities	1,556	1,236	700
Other, net	(98)	(301)	(241)
Net cash provided by operating activities	17,548	15,119	10,643
Cash Flows From Investing Activities
Purchases:
Fixed maturities	(49,625)	(47,778)	(25,777)
Equity securities	(187)	(168)	(86)
Sales:
Fixed maturities	35,701	25,634	8,235
Equity securities	266	267	791
Maturities, paydowns, calls, and other:
Fixed maturities	8,518	7,006	4,990
Equity securities	275	110	65
Net (purchases) sales of short-term investments	(9,282)	1,217	1,156
Net change in unsettled security transactions	75	171	(11)
Purchases of property and equipment	(348)	(285)	(252)
Sales of property and equipment	80	77	47
Net cash used in investing activities	(14,527)	(13,749)	(10,842)
Cash Flows From Financing Activities
Dividends paid to common shareholders[1]	(2,871)	(674)	(234)
Acquisition of treasury shares for equity award tax liabilities	(92)	(121)	(95)
Acquisition of treasury shares acquired in open market	(74)	(13)	(46)
Redemption of preferred shares[1]	0	(500)	0
Dividends paid to preferred shareholders[1]	0	(8)	(43)
Net proceeds from debt issuance	0	0	496
Net cash provided by (used in) financing activities	(3,037)	(1,316)	78
Increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(16)	54	(121)
Cash, cash equivalents, restricted cash, and restricted cash equivalents – beginning of year	154	100	221
Cash, cash equivalents, restricted cash, and restricted cash equivalents – end of year	$138	$154	$100
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
We report two operating segments. Our Personal Lines segment writes insurance for personal autos and special lines products (i.e., recreational vehicles), collectively referred to as our personal vehicle business, and personal residential property insurance for homeowners and renters. Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-related general liability and commercial property insurance predominately for small businesses, and workers’ compensation insurance primarily for the transportation industry. We operate our businesses throughout the United States, through both the independent agency and direct channels.
Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation and its wholly owned insurance and non-insurance subsidiaries in which we have a controlling financial interest. All intercompany accounts and transactions are eliminated in consolidation. All revenues are generated from external customers and we do not have a reliance on any major customer.
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
Equity securities include common equities (common stocks and other risk investments), and nonredeemable preferred stocks. Common stocks and nonredeemable preferred stocks are carried at fair value, with the changes in fair value reported in net holding period gains (losses) on securities on the consolidated statements of comprehensive income. Our other risk investments are accounted for under the equity method of accounting. These securities are carried at cost and adjusted for our share of the investee’s earnings or losses, with the changes in carrying value reported in investment income.
We did not have any open derivative instruments at December 31, 2025, 2024, or 2023. From time to time, we enter into treasury futures to manage the portfolio duration or interest rate swaps to hedge the exposure to variable cash flows of a forecasted transaction (i.e., cash flow hedge).
Investment securities are exposed to various risks such as interest rate, market, credit, and liquidity risk. Fair values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the portfolio’s value in the near term.
We routinely monitor our fixed-maturity portfolio for pricing changes that might indicate potential credit losses exist and perform reviews of securities with unrealized losses. We initially review securities in an unrealized loss position to determine whether we intend, or if it is more likely than not that we would be required, to sell any of the securities prior to the recovery of their respective cost bases. If we are more likely than not, or intend, to sell prior to a potential recovery, we write off the unrealized loss.
For those securities that we determine we are not likely to, or do not intend to, sell prior to a potential recovery, we perform additional analysis to determine if the unrealized loss is credit related. As part of this analysis, we consider several factors and inputs related to the individual securities to determine if an allowance for credit loss should be established.
App.-A-6

For an unrealized loss that we determine is related to current market conditions, we will not record an allowance for credit losses. We will continue to monitor these securities to determine if the unrealized loss is due to credit deterioration.
We categorize our financial instruments, based on the degree of subjectivity inherent in the method by which they are valued, into a fair value hierarchy of three levels, as follows:
•Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. government securities, which are continually priced on a daily basis, active exchange-traded equity securities, and certain short-term investments).
•Level 2: Inputs that are observable for the instrument either directly (other than quoted prices included within Level 1) or indirectly. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
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
Investment income consists of interest, dividends, accretion, and amortization. For fixed-maturity securities, interest is recognized on an accrual basis using the effective yield method, except for asset-backed securities as discussed below. For equity securities, dividends are recorded at either the ex-dividend date or on an accrual basis, depending on the nature of the equity instrument.
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
Realized gains (losses) on securities are computed based on the first-in, first-out method. Realized gains (losses) also include holding period valuation changes on equity securities and hybrid instruments (e.g., securities with embedded options, where the option is a feature of the overall change in the value of the instrument), as well as initial and subsequent changes in credit allowance losses and write-offs for losses deemed uncollectible or securities in a loss position that are expected to be sold prior to the recovery of the credit loss.
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
App.-A-7

The following table summarizes changes in our allowance for credit loss exposure on our premiums receivable:

(millions)	2025	2024
Balance at January 1	$460	$369
Increase in allowance[1]	761	590
Write-offs[2]	(669)	(499)
Balance at December 31	$552	$460
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
We do not defer any advertising costs. Total advertising costs, which are expensed as incurred, for the years ended December 31, were:

(millions)	Advertising Costs
2025	$5,133
2024	4,003
2023	1,600
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
Income Taxes  The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the temporary difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal items giving rise to such differences include:
•unearned premiums reserves;
•investment securities (e.g., net holding period gains (losses) and net unrealized gains (losses) on securities);
•non-deductible accruals;
•deferred acquisition costs; and
•loss and loss adjustment expense reserves.
We review our deferred tax assets regularly for recoverability. See Note 5 – Income Taxes for further discussion.
Property and Equipment  Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is recognized over the estimated useful lives of the assets using the straight-line method for all fixed assets other than computer equipment, which uses an accelerated method. We evaluate impairment whenever events or circumstances warrant such a review and write off the impaired assets if appropriate.
App.-A-8

The cost and useful lives for property and equipment at December 31, were:

($ in millions)	2025	2024	Useful Lives
Land	$41	$52	NA
Buildings, improvements, and integrated components	543	576	7-40 years
Capitalized software	475	469	3-10 years
Software licenses (internal use)	495	396	1-7 years
Computer equipment	308	370	3 years
All other property and equipment	381	388	4-10 years
Total cost	2,243	2,251
Accumulated depreciation	(1,460)	(1,461)
Balance at end of year	$783	$790
NA = Not applicable; land is not a depreciable asset.
Guaranty Fund Assessments  We are subject to state guaranty fund assessments, which provide for the payment of covered claims or other insurance obligations of insurance companies deemed insolvent. These assessments are accrued after a determination of insolvency has occurred, and we have written the premiums on which the assessments will be based. Assessments are expensed when incurred except for assessments that are available for recoupment from policyholders or are eligible to offset premium taxes payable, which are capitalized to the extent allowable.
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
The total compensation expense recognized for all equity-based compensation for the years ended December 31, was:

(millions)	2025	2024	2023
Pretax expense	$132	$122	$121
Tax benefit[1]	18	17	17
1 Differs from statutory rate of 21% due to the expected disallowance of certain executive compensation deductions.
Earnings Per Common Share  Basic earnings per common share is computed using the weighted average number of common shares outstanding during the reporting period, excluding unvested, non-employee director restricted equity awards. Diluted earnings per common share includes common stock equivalents assumed outstanding during the period. Our common stock equivalents, which are calculated using the treasury stock method, include the incremental shares assumed to be issued for:
•granted but unvested time-based restricted equity awards; and
•performance-based restricted equity awards that satisfied certain contingency conditions for unvested common stock equivalents during the period and are highly likely to continue to satisfy the conditions until the date of vesting.
During 2024, we redeemed all of our outstanding Serial Preferred Shares, Series B. See Note 14 – Dividends for further discussion. To determine net income available to common shareholders, which is used in the calculation of the per common share amounts, we reduced net income by preferred share dividends, and, for 2024:
•underwriting discounts and commissions on the preferred share issuance;
App.-A-9

•initial issuance costs related to the preferred shares; and
•excise taxes related to the preferred share redemption.
For periods when a net loss is reported, earnings per common share would be calculated using basic average equivalent common shares since diluted earnings per share would be antidilutive.
Supplemental Cash Flow Information  Cash and cash equivalents include bank demand deposits and daily overnight reverse repurchase commitments of funds held in bank demand deposit accounts by certain subsidiaries. The amount of overnight reverse repurchase commitments, which are not considered part of the investment portfolio, held by these subsidiaries at December 31, 2025, 2024, and 2023, were $44 million, $127 million, and $68 million, respectively. Restricted cash and restricted cash equivalents include collateral held against unpaid deductibles and cash that is restricted to pay flood claims under the NFIP’s “Write Your Own” program, for which certain subsidiaries are participants.
For the years ended December 31, non-cash activity included the following:

(millions)	2025	2024	2023
Common share dividends[1]	$7,972	$2,695	$498
Operating lease liabilities[2]	91	96	114
1 Declared but unpaid. See Note 14 – Dividends for further discussion.
2 From obtaining right-of-use assets. See Note 13 – Leases for further discussion.
For the years ended December 31, we paid the following:

(millions)	2025	2024	2023
Income taxes[1]	$3,107	$2,585	$821
Interest	276	276	265
Operating lease liabilities	91	84	77
1 See Note 5 – Income Taxes for further discussion.
Commitments and Contingencies We have certain noncancelable purchase obligations for goods and services with minimum commitments of $2,999 million at December 31, 2025, primarily consisting of software licenses, maintenance on information technology equipment, and media placements.
Aggregate payments on these obligations for the years ended December 31, are as follows:

(millions)	Payments
2026	$1,407
2027	454
2028	350
2029	298
2030	269
Thereafter	221
Total	$2,999
In addition, we have commitments for reinsurance agreements, primarily related to multiple-layer property catastrophe reinsurance contracts with various reinsurers with terms ranging from one to three years. The minimum commitment under these agreements at December 31, 2025, was $317 million, of which $264 million, $37 million, $12 million, and $4 million will be paid in 2026, 2027, 2028, and 2029, respectively.
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
New Accounting Standards In September 2025, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU), which amends the existing accounting guidance for capitalization of internal-use software costs and provides more detailed guidelines around the criteria for capitalization. This ASU will be effective for fiscal years (including interim periods within those fiscal years) beginning after December 15, 2027 (fiscal 2028 for calendar-year companies). This standard may be applied using a prospective, modified, or retrospective transition approach. We do not believe this ASU will have a material impact on our financial condition or results of operations.

App.-A-10

2.  INVESTMENTS
The following tables present the composition of our investment portfolio by major security type:

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2025
Available-for-sale securities:
Fixed maturities:
U.S. government	$43,114	$541	$(357)	$0	$43,298	44.5%
State and local government	3,342	19	(58)	0	3,303	3.4
Foreign government	17	0	0	0	17	0
Corporate and other debt	19,773	273	(68)	13	19,991	20.5
Residential mortgage-backed	3,152	28	(6)	1	3,175	3.3
Commercial mortgage-backed	6,194	12	(233)	0	5,973	6.1
Other asset-backed	7,112	28	(31)	0	7,109	7.3
Total fixed maturities	82,704	901	(753)	14	82,866	85.1
Short-term investments	10,005	0	0	0	10,005	10.3
Total available-for-sale securities	92,709	901	(753)	14	92,871	95.4
Equity securities:
Nonredeemable preferred stocks	419	0	0	(15)	404	0.4
Common equities	819	0	0	3,279	4,098	4.2
Total equity securities	1,238	0	0	3,264	4,502	4.6
Total portfolio[1]	$93,947	$901	$(753)	$3,278	$97,373	100.0%

($ in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Net Holding Period Gains (Losses)	Fair Value	% of Total Fair Value
December 31, 2024
Available-for-sale securities:
Fixed maturities:
U.S. government	$47,103	$36	$(1,151)	$0	$45,988	57.3%
State and local government	2,893	2	(117)	0	2,778	3.5
Foreign government	16	0	0	0	16	0
Corporate and other debt	14,111	65	(215)	(7)	13,954	17.4
Residential mortgage-backed	1,600	9	(11)	3	1,601	2.0
Commercial mortgage-backed	4,721	7	(376)	0	4,352	5.4
Other asset-backed	6,682	26	(65)	0	6,643	8.3
Total fixed maturities	77,126	145	(1,935)	(4)	75,332	93.9
Short-term investments	615	0	0	0	615	0.7
Total available-for-sale securities	77,741	145	(1,935)	(4)	75,947	94.6
Equity securities:
Nonredeemable preferred stocks	756	0	0	(28)	728	0.9
Common equities	745	0	0	2,830	3,575	4.5
Total equity securities	1,501	0	0	2,802	4,303	5.4
Total portfolio[1]	$79,242	$145	$(1,935)	$2,798	$80,250	100.0%
1 At December 31, 2025 and 2024, we had $200 million and $125 million, respectively, of net unsettled security transactions included in accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets.
The total fair value of the portfolio at December 31, 2025 and 2024, included $13.0 billion and $6.2 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions. A portion of these investments were sold and proceeds used to pay our common share dividends in January 2026 and 2025; see Note 14 – Dividends for additional information.

App.-A-11

At December 31, 2025, bonds and certificates of deposit in the principal amount of $787 million were on deposit to meet state insurance regulatory requirements. We did not hold any securities of any one issuer, excluding U.S. government securities, with an aggregate cost or fair value exceeding 10% of total shareholders’ equity at December 31, 2025 or 2024. At December 31, 2025, we did not hold any debt securities that were non-income producing during the preceding 12 months.
Hybrid Securities Certain securities in our fixed-maturity portfolio are accounted for as hybrid securities because they contain embedded derivatives that are not deemed to be clearly and closely related to the host investments.
These securities are reported at fair value at December 31:

(millions)	2025	2024
Fixed Maturities:
Corporate and other debt	$733	$608
Residential mortgage-backed	792	479
Other asset-backed	0	1
Total hybrid securities	$1,525	$1,088

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
Fixed Maturities  The composition of fixed maturities by maturity at December 31, 2025, was:

(millions)	Cost	Fair Value
Less than one year	$9,705	$9,706
One to five years	37,985	37,958
Five to ten years	34,744	34,929
Ten years or greater	270	273
Total	$82,704	$82,866
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

App.-A-12

Gross Unrealized Losses The following tables show the composition of gross unrealized losses by major security type and by the length of time that individual securities have been in a continuous unrealized loss position:

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Gross Unrealized Losses	No. of Sec.	Fair Value	Gross Unrealized Losses
December 31, 2025
U.S. government	62	$17,402	$(357)	8	$11,327	$(54)	54	$6,075	$(303)
State and local government	252	1,589	(58)	60	318	(1)	192	1,271	(57)
Corporate and other debt	141	3,821	(68)	36	1,177	(5)	105	2,644	(63)
Residential mortgage-backed	30	293	(6)	12	233	(1)	18	60	(5)
Commercial mortgage-backed	147	3,551	(233)	34	1,210	(3)	113	2,341	(230)
Other asset-backed	64	1,924	(31)	32	1,148	(3)	32	776	(28)
Total fixed maturities	696	$28,580	$(753)	182	$15,413	$(67)	514	$13,167	$(686)

	Total No. of Sec.	Total Fair Value	Gross Unrealized Losses	Less than 12 Months			12 Months or Greater
($ in millions)				No. of Sec.	Fair Value	Gross Unrealized Losses	No. of Sec.	Fair Value	Gross Unrealized Losses
December 31, 2024
U.S. government	113	$38,782	$(1,151)	39	$30,257	$(418)	74	$8,525	$(733)
State and local government	379	2,339	(117)	127	783	(6)	252	1,556	(111)
Corporate and other debt	304	7,034	(215)	122	2,935	(33)	182	4,099	(182)
Residential mortgage-backed	40	428	(11)	12	377	(4)	28	51	(7)
Commercial mortgage-backed	153	3,294	(376)	8	264	(16)	145	3,030	(360)
Other asset-backed	84	1,907	(65)	34	912	(8)	50	995	(57)
Total fixed maturities	1,073	$53,784	$(1,935)	342	$35,528	$(485)	731	$18,256	$(1,450)
A review of the securities in an unrealized loss position indicated that, at the end of each period presented, the issuers were current with respect to their interest obligations and that there was no evidence of deterioration of the current cash flow projections that would indicate we would not receive the remaining principal at maturity.
Allowance For Credit and Uncollectible Losses We are required to measure the amount of potential credit losses for all fixed-maturity securities in an unrealized loss position. We did not record any allowances for credit losses or any write-offs for credit losses deemed to be uncollectible during 2025 or 2024 and did not have a material credit loss allowance balance as of December 31, 2025 or 2024. During 2025, we realized a $1 million impairment loss, previously recognized as an unrealized loss, for an investment deemed to be uncollectible. During 2024, we recorded a $1 million write off for securities we intended to sell prior to a potential recovery.
As of December 31, 2025 and 2024, we believe that none of the unrealized losses on our fixed-maturity securities were related to material credit losses on any specific securities, or in the aggregate. We continue to expect all the securities in our fixed-maturity portfolio will pay their principal and interest obligations.
In addition, we reviewed our accrued investment income outstanding on those securities in an unrealized loss position at December 31, 2025 and 2024, to determine if the accrued interest amounts were uncollectible. Based on our analysis, we believe the issuers have sufficient liquidity and capital reserves to meet their current interest and future principal obligations and, therefore, did not write off any accrued income as uncollectible at December 31, 2025 or 2024.

App.-A-13

Realized Gains (Losses)  The components of net realized gains (losses) for the years ended December 31, were:

(millions)	2025	2024	2023
Gross realized gains on security sales
Available-for-sale securities:
U.S. government	$310	$64	$12
Corporate and other debt	16	13	1
Residential mortgage-backed	1	1	1
Commercial mortgage-backed	0	1	0
Total available-for-sale securities	327	79	14
Equity securities:
Nonredeemable preferred stocks	3	0	0
Common equities	104	33	381
Total equity securities	107	33	381
Subtotal gross realized gains on security sales	434	112	395
Gross realized losses on security sales
Available-for-sale securities:
U.S. government	(145)	(443)	(64)
State and local government	(2)	(1)	0
Corporate and other debt	(12)	(54)	(86)
Commercial mortgage-backed	(11)	(22)	(107)
Other asset-backed	0	0	(6)
Total available-for-sale securities	(170)	(520)	(263)
Equity securities:
Nonredeemable preferred stocks	(6)	(18)	(118)
Common equities	(10)	(24)	(22)
Total equity securities	(16)	(42)	(140)
Subtotal gross realized losses on security sales	(186)	(562)	(403)
Net realized gains (losses) on security sales
Available-for-sale securities:
U.S. government	165	(379)	(52)
State and local government	(2)	(1)	0
Corporate and other debt	4	(41)	(85)
Residential mortgage-backed	1	1	1
Commercial mortgage-backed	(11)	(21)	(107)
Other asset-backed	0	0	(6)
Total available-for-sale securities	157	(441)	(249)
Equity securities:
Nonredeemable preferred stocks	(3)	(18)	(118)
Common equities	94	9	359
Total equity securities	91	(9)	241
Subtotal net realized gains (losses) on security sales	248	(450)	(8)
Other assets
Gain	0	36	22
Net holding period gains (losses)
Hybrid securities	18	25	45
Equity securities	462	654	303
Subtotal net holding period gains (losses)	480	679	348
Impairment losses
Fixed-maturity securities	(1)	(1)	0
Other assets	0	0	(9)
Subtotal impairment losses	(1)	(1)	(9)
Total net realized gains (losses) on securities	$727	$264	$353
During 2025 and 2024, the majority of our security sales were U.S. Treasury Notes that were sold for duration management. We also selectively sold securities that we viewed as having less attractive risk/reward profiles.
During 2023, the gross losses were primarily related to: (i) commercial mortgage-backed securities, as we reduced certain positions that we believed would be sensitive to potential future economic uncertainty; (ii) corporate debt securities, as we sold some longer duration securities that had less attractive risk/reward profiles; and (iii) nonredeemable preferred stocks, predominantly due to the sale of certain holdings in U.S. bank preferred stocks. The gross gains in common equities reflected sales of securities, as part of our 2023 plan to incrementally reduce risk in the portfolio.
App.-A-14

The following table reflects our holding period realized gains (losses) recognized on equity securities held at the respective periods ended December 31:

(millions)	2025	2024	2023
Total net gains (losses) recognized during the period on equity securities	$553	$645	$544
Less: Net gains (losses) recognized on equity securities sold during the period	91	(9)	241
Net holding period gains (losses) recognized during the period on equity securities held at period end	$462	$654	$303
Net Investment Income  The components of net investment income for the years ended December 31, were:

(millions)	2025	2024	2023
Available-for-sale securities:
Fixed maturities:
U.S. government	$1,790	$1,489	$864
State and local government	89	61	48
Corporate and other debt	818	572	376
Residential mortgage-backed	137	47	29
Commercial mortgage-backed	246	195	196
Other asset-backed	326	332	193
Total fixed maturities	3,406	2,696	1,706
Short-term investments	103	53	92
Total available-for-sale securities	3,509	2,749	1,798
Equity securities:
Nonredeemable preferred stocks	23	39	51
Common equities	51	44	43
Total equity securities	74	83	94
Investment income	3,583	2,832	1,892
Investment expenses	(34)	(29)	(26)
Net investment income	$3,549	$2,803	$1,866
On a year-over-year basis, investment income (interest and dividends) increased 27% in 2025 and increased 50% in 2024, compared to the prior years. The increases in both years primarily reflect growth in invested assets and an increase in recurring investment book yield. The book yield increases primarily reflect investing new cash from insurance operations, and proceeds from maturing bonds, in higher coupon rate securities.

App.-A-15

3. FAIR VALUE
The composition of the investment portfolio by major security type and our outstanding debt was:

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2025
Fixed maturities:
U.S. government	$43,298	$0	$0	$43,298	$43,114
State and local government	0	3,303	0	3,303	3,342
Foreign government	0	17	0	17	17
Corporate and other debt	0	19,987	4	19,991	19,773
Residential mortgage-backed	0	3,175	0	3,175	3,152
Commercial mortgage-backed	0	5,973	0	5,973	6,194
Other asset-backed	0	7,109	0	7,109	7,112
Total fixed maturities	43,298	39,564	4	82,866	82,704
Short-term investments	9,810	195	0	10,005	10,005
Total available-for-sale securities	53,108	39,759	4	92,871	92,709
Equity securities:
Nonredeemable preferred stocks	0	344	60	404	419
Common equities:
Common stocks	4,057	0	5	4,062	783
Other risk investments	0	0	36	36	36
Subtotal common equities	4,057	0	41	4,098	819
Total equity securities	4,057	344	101	4,502	1,238
Total portfolio	$57,165	$40,103	$105	$97,373	$93,947
Debt	$0	$6,345	$0	$6,345	$6,897

	Fair Value
(millions)	Level 1	Level 2	Level 3	Total	Cost
December 31, 2024
Fixed maturities:
U.S. government	$45,988	$0	$0	$45,988	$47,103
State and local government	0	2,778	0	2,778	2,893
Foreign government	0	16	0	16	16
Corporate and other debt	0	13,949	5	13,954	14,111
Residential mortgage-backed	0	1,601	0	1,601	1,600
Commercial mortgage-backed	0	4,352	0	4,352	4,721
Other asset-backed	0	6,643	0	6,643	6,682
Total fixed maturities	45,988	29,339	5	75,332	77,126
Short-term investments	613	2	0	615	615
Total available-for-sale securities	46,601	29,341	5	75,947	77,741
Equity securities:
Nonredeemable preferred stocks	0	676	52	728	756
Common equities:
Common stocks	3,527	0	23	3,550	720
Other risk investments	0	0	25	25	25
Subtotal common equities	3,527	0	48	3,575	745
Total equity securities	3,527	676	100	4,303	1,501
Total portfolio	$50,128	$30,017	$105	$80,250	$79,242
Debt	$0	$6,173	$0	$6,173	$6,893
App.-A-16

Our portfolio valuations, excluding short-term investments valued at adjusted original cost, classified as either Level 1 or Level 2 in the above tables are priced exclusively by external sources, including pricing vendors, dealers/market makers, and exchange-quoted prices. We concluded there was sufficient activity related to the sectors and securities for which we obtained valuations.
Our short-term investments classified as Level 1 include commercial paper, treasury bills, and money market funds, which are highly liquid, actively marketed, and have short durations. These securities are valued at their original cost, adjusted for any accretion of discount, which approximates fair value because of the relatively short period of time until maturity. The remainder of our short-term investments with a trade date to maturity of less than a year are classified as Level 2. These securities are classified as Level 2 since they are valued using external pricing vendor prices or are securities that continually trade at par value because they contain either liquidity facilities or mandatory put features within one year and, as a result, are valued at their original cost.
At December 31, 2025 and 2024, vendor-quoted prices represented 91% and 93%, respectively, of our Level 1 classifications (excluding short-term investments valued at adjusted original cost). The securities quoted by vendors in Level 1 primarily represent our holdings in U.S. Treasury Notes, which are frequently traded, and the quotes are considered similar to exchange-traded quotes. The balance of our Level 1 pricing comes from quotes obtained directly from trades made on active exchanges.
At both December 31, 2025 and 2024, vendor-quoted prices comprised 100% of our Level 2 classifications (excluding short-term investments valued at adjusted original cost). In our process for selecting a source (e.g., dealer or pricing service) to provide pricing for securities in our portfolio, we reviewed documentation from the sources that detailed the pricing techniques and methodologies used by these sources and determined if their policies adequately considered market activity, either based on specific transactions for the particular security type or based on modeling of securities with similar credit quality, duration, yield, and structure that were recently transacted. Once a source is chosen, we continue to monitor any changes or modifications to their processes by reviewing their documentation on internal controls for pricing and market reviews. We review quality control measures of our sources as they become available to determine if any significant changes have occurred from period to period that might indicate issues or concerns regarding their evaluation or market coverage.
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
For structured debt securities, including commercial, residential, and other asset-backed securities, we evaluate available market-related data for these and similar securities related to collateral, delinquencies, and defaults for historical trends and reasonably estimable projections, as well as historical prepayment rates and current prepayment assumptions and cash flow estimates. We further stratify each class of structured debt securities into more finite sectors (e.g., planned amortization class, first pay, second pay, senior, and subordinated) and use duration and credit quality to determine if the fair value is appropriate.
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
For state and local government (municipal) securities, we stratify the portfolio to evaluate securities by type, duration, credit quality, and coupon, to review price changes relative to credit spread and interest rate changes. Additionally, we look to economic data as it relates to geographic location as an indication of price-to-call or maturity predictors. For municipal housing securities, we look to changes in cash flow projections, both historical and reasonably estimable projections, to understand yield changes and their effect on valuation.
App.-A-17

For short-term investments valued at adjusted original cost, we look at acquisition price relative to the coupon or yield. Since most of these securities are 60 days or less to maturity, we believe that adjusted original cost is the best estimate of fair value. For short-term investments valued with external vendor prices, we review securities by duration, credit quality, and coupon, as well as changes in interest rate and credit spread movements within that stratification, and recent trade information.
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
During each valuation period, we create internal estimations of portfolio valuation (performance returns), based on current market-related activity (i.e., interest rate and credit spread movements and other credit-related factors) within each major sector of our portfolio. We compare our results to index returns for each major sector adjusting for duration and credit quality differences to better understand our portfolio’s results. Additionally, we review our external sales transactions and compare the actual final market sales prices to previous market valuation prices on a monthly basis. This review provides us further validation that our pricing sources are providing market level prices, and gives us additional comfort regarding the source’s process, the quality of its review, and its willingness to improve its analysis based on feedback from clients. We believe this effort helps ensure that we are reporting the most representative fair values for our securities.
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
To the extent we receive prices from external sources (e.g., broker and valuation firm) for the Level 3 securities, we review those prices for reasonableness using internally developed assumptions and then compare our derived prices to the prices received from the external sources. Based on our review for 2025 and 2024, all prices received from external sources remained unadjusted.
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
Our Level 3 other risk investments include securities accounted for under the equity method of accounting and, therefore, are not subject to fair value reporting. Since these securities represent less than 0.1% of our total portfolio, we include them in our Level 3 disclosures and report the activity from these investments as “other” changes in the summary of changes in fair value table and categorize these securities as “pricing exemption securities” in the quantitative information table.
During 2025 and 2024, there were no material assets or liabilities measured at fair value on a nonrecurring basis.
Due to the relative size of the Level 3 securities’ fair values, compared to the total portfolio’s fair value, any changes in pricing methodology would not have a significant change in valuation that would materially impact net or comprehensive income.
App.-A-18

The following tables provide a summary of changes in fair value associated with Level 3 assets for the years ended December 31, 2025 and 2024:

(millions)	Fair Value at Dec. 31, 2024	Calls/ Maturities/ Paydowns/ Other	Purchases	Sales	Net Realized (Gain)/Loss on sales	Change in Valuation[1]	Net Transfers In (Out)	Fair Value at Dec. 31, 2025
Fixed maturities:
Corporate and other debt	$5	$(1)	$0	$0	$0	$0	$0	$4
Equity securities:
Nonredeemable preferred stocks	52	0	8	0	0	0	0	60
Common equities:
Common stocks	23	0	0	0	0	(18)	0	5
Other risk investments	25	11	0	0	0	0	0	36
Total Level 3 securities	$105	$10	$8	$0	$0	$(18)	$0	$105

(millions)	Fair Value at Dec. 31, 2023	Calls/ Maturities/ Paydowns/ Other	Purchases	Sales	Net Realized (Gain)/Loss on Sales	Change in Valuation[1]	Net Transfers In (Out)	Fair Value at Dec. 31, 2024
Fixed maturities:
Corporate and other debt	$3	$0	$2	$0	$0	$0	$0	$5
Equity securities:
Nonredeemable preferred stocks	64	0	0	0	0	(12)	0	52
Common equities:
Common stocks	22	0	0	0	0	1	0	23
Other risk investments	21	4	0	0	0	0	0	25
Total Level 3 securities	$110	$4	$2	$0	$0	$(11)	$0	$105
1For fixed maturities, amounts included are unrealized gains (losses) included in accumulated other comprehensive income (loss) on our consolidated balance sheets. For equity securities, amounts included are net holding period gains (losses) on securities on our consolidated statements of comprehensive income.
App.-A-19

The following tables provide a summary of the quantitative information about Level 3 fair value measurements for our applicable securities at December 31:

($ in millions)	Fair Value at Dec. 31, 2025	Valuation Technique	Unobservable Input	Range of Input Values Increase (Decrease)	Weighted Average Increase (Decrease)
Fixed maturities:
Corporate and other debt	$4	Market comparables	Weighted average market capitalization price change %	(0.1)% to 0.1%	0%
Equity securities:
Nonredeemable preferred stocks	60	Market comparables	Weighted average market capitalization price change %	(14.5)% to 7.6%	(4.5)%
Common stocks	5	Market comparables	Weighted average market capitalization price change %	(40.9)% to 36.3%	7.6%
Subtotal Level 3 securities	69
Pricing exemption securities	36
Total Level 3 securities	$105

($ in millions)	Fair Value at Dec. 31, 2024	Valuation Technique	Unobservable Input	Range of Input Values Increase (Decrease)	Weighted Average Increase (Decrease)
Fixed maturities:
Corporate and other debt	$5	Market comparables	Weighted average market capitalization price change %	(1.4)% to (1.3)%	(1.4)%
Equity securities:
Nonredeemable preferred stocks	52	Market comparables	Weighted average market capitalization price change %	(14.1)% to 6.0%	(2.7)%
Common stocks	23	Market comparables	Weighted average market capitalization price change %	(41.3)% to 95.9%	6.0%
Subtotal Level 3 securities	80
Pricing exemption securities	25
Total Level 3 securities	$105

App.-A-20

4.  DEBT
Debt at December 31, consisted of the following Senior Notes:

($ in millions)				2025		2024
Principal Amount	Interest Rate	Issuance Date	Maturity Date	Carrying Value	Fair Value	Carrying Value	Fair Value
$500	2.45%	August 2016	2027	$499	$493	$499	$479
500	2.50	March 2022	2027	499	492	499	479
300	6 5/8	March 1999	2029	299	323	298	320
550	4.00	October 2018	2029	548	551	547	534
500	3.20	March 2020	2030	498	484	498	462
500	3.00	March 2022	2032	497	462	497	439
400	6.25	November 2002	2032	397	442	397	430
500	4.95	May 2023	2033	497	513	497	495
350	4.35	April 2014	2044	347	304	347	298
400	3.70	January 2015	2045	396	314	396	308
850	4.125	April 2017	2047	843	702	842	684
600	4.20	March 2018	2048	591	498	591	490
500	3.95	March 2020	2050	492	392	491	386
500	3.70	March 2022	2052	494	375	494	369
Total				$6,897	$6,345	$6,893	$6,173
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
Interest on all debt is payable semiannually at the stated rates. All principal is due at the stated maturity. Each note is redeemable, in whole or in part, at any time; however, the redemption price will equal the greater of the principal amount of the note or a “make whole” amount calculated by reference to the present values of remaining scheduled principal and interest payments under the note. There was no short-term debt outstanding at December 31, 2025 or 2024.
Aggregate required principal payments on debt outstanding at December 31, 2025, were as follows:

(millions)	Payments
2026	$0
2027	1,000
2028	0
2029	850
2030	500
Thereafter	4,600
Total	$6,950
Prior to certain issuances of our debt securities, we entered into forecasted transactions to hedge against possible changes in interest rates. When the contracts were closed upon the issuance of the applicable debt securities, we recognized the unrealized gains (losses) on these contracts as part of accumulated other comprehensive income. These unrealized gains (losses) are amortized as adjustments to interest expense over the life of the related notes.
The following table shows the original gain (loss) recognized at debt issuance and the unamortized balance at December 31, 2025, on a pretax basis:

(millions)	Unrealized Gain (Loss) at Issuance	Unamortized Balance at December 31, 2025
6 5/8% Senior Notes due 2029	$(4)	$(1)
6.25% Senior Notes due 2032	5	2
4.35% Senior Notes due 2044	(2)	(1)
3.70% Senior Notes due 2045	(13)	(10)
4.125% Senior Notes due 2047	(8)	(7)
In 2025, we reclassified $1 million of net pretax unrealized losses from accumulated other comprehensive income to interest expense on our closed debt issuance cash flow hedges, with minimal net reclassifications in 2024 and 2023.

App.-A-21

During 2025, The Progressive Corporation renewed its line of credit with PNC Bank, National Association (PNC), in the maximum principal amount of $300 million. Subject to the terms and conditions of the line of credit documents, advances under the line of credit, if any, will bear interest at a variable rate equal to the 1-month term Secured Overnight Financing Rate (SOFR) plus 1.10%. Each advance must be repaid on the 30th day after the date of the advance or, if earlier, on April 30, 2026, the expiration date of the line of credit. Prepayments are permitted without penalty. The line of credit is uncommitted and, as such, all advances are subject to PNC’s discretion. We had no borrowings under the line of credit in 2025 or 2024.
5.  INCOME TAXES
The components of our income tax provision for the years ended December 31, were as follows:

(millions)	2025	2024	2023
Current tax provision
Federal	$3,042	$2,247	$1,102
State	75	58	19
Total current tax provision	3,117	2,305	1,121
Deferred tax provision (benefit)
Federal	(199)	(70)	(120)
State	(3)	(2)	0
Total deferred tax provision (benefit)	(202)	(72)	(120)
Total income tax provision
Federal	2,843	2,177	982
State	72	56	19
Total income tax provision	$2,915	$2,233	$1,001
The provision for income taxes in the consolidated statements of comprehensive income differed from the statutory rate for the years ended December 31, as follows:

	2025		2024		2023
($ in millions)	Expense (Benefit)	Rate Impact	Expense (Benefit)	Rate Impact	Expense (Benefit)	Rate Impact
Income from continuing operations before income taxes[1]	$14,223		$10,713		$4,904
Tax at statutory federal rate	$2,987	21%	$2,250	21%	$1,030	21%
Tax effect of:
State and local income taxes, net of federal income tax effect[2]	57	0	44	0	15	0
Tax credits	(6)	0	(7)	0	(17)	0
Nontaxable or nondeductible items	(123)	(1)	(54)	0	(27)	(1)
Total income tax provision	$2,915	20%	$2,233	21%	$1,001	20%
[1] All income from continuing operations for the periods presented was derived from domestic operations.
[2] State taxes in Illinois and Florida made up the majority (greater than 50%) of the tax effect in this category.

Income taxes paid for the years ended December 31, were as follows:

($ in millions)	2025	2024	2023
Income taxes paid:
Federal	$3,022	$2,540	$800
State	85	45	21
Total income taxes paid	$3,107	$2,585	$821
App.-A-22

Deferred income taxes reflect the tax effects of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The following table shows the components of the net deferred tax assets and liabilities at December 31:

(millions)	2025	2024
Federal deferred income tax assets:
Unearned premiums reserve	$1,056	$991
Non-deductible accruals	535	274
Loss and loss adjustment expense reserves	407	342
Operating lease liabilities	43	41
Software development costs	10	89
Hedges on forecasted transactions	3	4
Net unrealized losses on fixed-maturity securities	0	376
Other	58	27
Total federal deferred income tax assets	2,112	2,144
Federal deferred income tax liabilities:
Net holding period gains on equity securities	(686)	(588)
Deferred acquisition costs	(429)	(412)
Property and equipment	(94)	(85)
Operating lease assets	(43)	(41)
Investment basis differences	(38)	(22)
Net unrealized gains on fixed-maturity securities	(31)	0
Prepaid expenses	(22)	(10)
Loss and loss adjustment expense reserve transition adjustment	0	(8)
Other	(21)	(24)
Total federal deferred income tax liabilities	(1,364)	(1,190)
Net federal deferred income taxes	748	954
State deferred income tax assets[1]	38	42
State deferred income tax liabilities[1]	(1)	0
Total	$785	$996
1 State deferred tax assets and liabilities are recorded in other assets and accounts payable, accrued expenses, and other liabilities, respectively, on our consolidated balance sheets.
Although realization of the deferred tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized based on our expectation that we will be able to fully utilize the deductions that are ultimately recognized for tax purposes and, therefore, no valuation allowance was needed at December 31, 2025 or 2024.
At December 31, 2025 and 2024, we had net current income taxes payable of $28 million and $26 million, respectively, which were reported in accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets. This balance, which represented our estimated tax liability for the year less payments made during the year, and less any taxes paid in prior years recoverable through carryback, may fluctuate from period to period due to normal timing differences.
At December 31, 2025 and 2024, we have not recorded any unrecognized tax benefits or related interest and penalties.

For the years ended December 31, 2025, 2024, and 2023, we recognized immaterial amounts of interest and penalties as a component of the income tax provision.
The Progressive Corporation and its subsidiaries file a consolidated federal income tax return. All federal income tax years prior to 2022 are generally closed to examination; however, 2016 remains open for a tax credit partnership investment and 2021 remains open for a capital loss carryback claim. The statute of limitations for state income tax purposes generally remains open for three to four years from the return filing date, depending upon the jurisdiction. There has been no significant state income tax audit activity.
Effective for our 2025 year-end reporting, we adopted the ASU issued by the FASB related to enhanced disclosures on income taxes, on a retrospective basis. Disclosures for 2024 and 2023 have been revised to conform with the current year presentation.
App.-A-23

6.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
As a property-casualty insurance company, we are exposed to hurricanes or other catastrophes. We are unable to predict the frequency or severity of any such events that may occur in the near term or thereafter. As we are primarily an insurer of motor vehicles and residential property, we have minimal exposure to environmental and asbestos claims.
Loss and loss adjustment expense (LAE) reserves represent our best estimate of the ultimate liability for losses and LAE costs, related to events occurring prior to the end of the accounting period, which have not been paid. For our Personal and Commercial Lines vehicle businesses, which represented about 97% of our total carried reserves at December 31, 2025, we establish loss and LAE reserves after completing reviews at a disaggregated level of grouping. Progressive’s actuarial staff reviews approximately 400 subsets of business data, which are at a combined state, product, and line coverage level, to calculate loss and LAE reserves. During reserve reviews, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as frequency (number of losses per exposure) and severity (dollars of loss per each claim), as well as the frequency and severity of loss adjustment expense costs.
We begin our review by examining a set of data by producing multiple estimates of reserves, using both paid and incurred data, to determine if a reserve change is required. In the event of a wide variation among results generated by the different projections, our actuarial group further analyzes the data using additional quantitative analysis. Each review develops a point estimate for a relatively small subset of the business, which allows us to establish meaningful reserve levels for those subsets. We believe our comprehensive process of reviewing at a subset level provides more meaningful estimates of our aggregate loss reserves.

The actuarial staff completes separate projections of case and incurred but not recorded (IBNR) reserves. Since a large majority of the parties involved in an accident report their claims within a short time period after the occurrence, we do not carry a significant amount of IBNR reserves for older accident years. Based on the methodology we use to estimate case reserves for our personal vehicle and Commercial Lines auto businesses, we generally do not have expected development on reported claims included in our IBNR reserves. We do, however, include anticipated salvage and subrogation recoveries in our IBNR estimates, which could result in negative carried IBNR reserves, primarily in our physical damage reserves.
Changes from our historical data trends, or third-party modeled data trends, may reduce the predictiveness of our projected future loss costs. Internal considerations that are process-related, which generally result from changes in our claims organization’s activities, include claim closure rates, the number of claims that are closed without payment, and the number of individual case reserves set by our claims adjusters. These changes and their effect on the historical data are studied at the state level versus on a larger, less indicative, countrywide basis. External factors considered include the litigation atmosphere, state-by-state changes in medical costs, and the availability of services to resolve claims. These factors are also better understood at the state level versus at a more macro, countrywide level. The actuarial staff takes these changes into consideration when making their assumptions to determine reserve levels.
Similar to our vehicle businesses, our actuarial staff analyzes loss and LAE data for our Commercial Lines non-vehicle business and our Personal Lines property business on a claim occurrence period basis. Many of the methodologies and key parameters reviewed are similar. In addition, for our Progressive Fleet & Specialty Programs (Fleet & Specialty) and Personal Lines property businesses, since claims adjusters primarily establish the case reserves, the actuarial staff includes expected development on case reserves as a component of the overall IBNR reserves.
App.-A-24

Activity in the loss and LAE reserves is summarized as follows:

(millions)	2025	2024	2023
Balance at January 1	$39,057	$34,389	$30,359
Less reinsurance recoverables on unpaid losses	4,487	4,789	5,559
Net balance at January 1	34,570	29,600	24,800
Incurred related to:
Current year	55,353	49,476	44,561
Prior years	(1,394)	(416)	1,094
Total incurred	53,959	49,060	45,655
Paid related to:
Current year	31,941	28,909	26,875
Prior years	17,085	15,181	13,980
Total paid	49,026	44,090	40,855
Net balance at December 31	39,503	34,570	29,600
Plus reinsurance recoverables on unpaid losses	3,807	4,487	4,789
Balance at December 31	$43,310	$39,057	$34,389
We experienced favorable development of $1,394 million and $416 million in 2025 and 2024, respectively, compared to unfavorable reserve development of $1,094 million in 2023, all reflected as “Incurred related to prior years” in the table above.
2025
•The favorable prior year reserve development included approximately $800 million attributable to accident year 2024, $270 million to accident year 2023, and the remainder to accident years 2022 and prior.
•Our personal auto products incurred about $1,190 million of favorable loss and LAE reserve development, with the agency and direct auto businesses each contributing about half. The favorable development was primarily due to lower than anticipated loss severity and frequency in Florida and, to a lesser extent, lower than anticipated litigation defense costs across most states and lower than anticipated payments on previously closed but reopened property damage claims.
•Our personal property products experienced about $80 million of favorable development primarily attributable to favorable development on 2024 catastrophe events.
•Our Commercial Lines business experienced about $120 million of favorable development primarily driven by lower than anticipated severity in our transportation network company (TNC) business, partially offset by higher than anticipated litigation defense costs and severity in our core commercial auto bodily injury coverages.
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
•Our personal auto products incurred about $715 million of unfavorable loss and LAE reserve development, with the agency and direct auto businesses each contributing about half. About half of this unfavorable development was attributable to higher than anticipated severity in personal auto property and physical damage coverages. The remaining unfavorable development was primarily due to increased loss costs in Florida injury and medical coverages and, to a lesser extent, higher than anticipated late reported injury claims; partially offset by lower than expected LAE.
•Our Commercial Lines business experienced about $365 million of unfavorable development, primarily driven by higher than anticipated severity and frequency of late reported injury claims and large loss emergence on injury claims, with about half attributable to our TNC business.
App.-A-25

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
We have elected to present our incurred and paid claims development in consideration with our GAAP reportable segments (see Note 10 – Segment Information for a discussion of our segment reporting), with a further disaggregation of our Personal Lines vehicles and Commercial Lines auto business claims development between liability and physical damage, since the loss patterns are significantly different between those coverages. The Commercial Lines other business includes coverages for Fleet & Specialty, other than liability and physical damage. Reserves for our run-off products are not considered material and, therefore, are not included in a separate claims development table.
Only 2025 is audited; all prior years are considered required supplementary information and, therefore, are unaudited. Expected development on our case reserves is excluded from the IBNR reserves on our vehicle businesses, as discussed above. For the Personal Lines property business and the Commercial Lines other business, the IBNR reserves include expected case development based on the methodology used in establishing the case reserves. The cumulative number of incurred claims are based on accident coverages (e.g., bodily injury, collision, comprehensive, personal injury protection, property damage) related to opened claims. Coverage counts related to claims closed without payment are excluded from the cumulative number of incurred claims.

App.-A-26

Personal Lines - Vehicles - Agency - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2025
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2021[1]	2022[1]	2023[1]	2024[1]	2025
2021	$6,716	$6,862	$6,936	$6,943	$6,831	$0	885,914
2022		7,077	7,302	7,226	7,222	135	842,281
2023			8,616	8,365	8,260	183	902,996
2024				9,700	9,345	541	936,963
2025					11,277	2,097	1,023,941
				Total	$42,935
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2021[1]	2022[1]	2023[1]	2024[1]	2025
2021	$2,855	$5,239	$6,183	$6,569	$6,727
2022		3,019	5,564	6,486	6,870
2023			3,527	6,311	7,408
2024				3,753	6,935
2025					4,427
				Total	$32,367
	All outstanding liabilities before 2021, net of reinsurance[1]				94
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$10,662
1 Required supplementary information (unaudited)

Personal Lines - Vehicles - Agency - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2025
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2021[1]	2022[1]	2023[1]	2024[1]	2025
2021	$4,708	$4,624	$4,629	$4,619	$4,619	$0	2,106,210
2022		5,429	5,545	5,584	5,546	(8)	2,033,905
2023			5,775	5,880	5,909	21	2,118,287
2024				6,214	6,272	(18)	2,134,899
2025					6,508	(203)	2,246,453
				Total	$28,854
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2021[1]	2022[1]	2023[1]	2024[1]	2025
2021	$4,438	$4,621	$4,612	$4,617	$4,618
2022		5,176	5,542	5,549	5,552
2023			5,584	5,883	5,884
2024				5,932	6,281
2025					6,137
				Total	$28,472
	All outstanding liabilities before 2021, net of reinsurance[1]				2
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$384
1 Required supplementary information (unaudited)
App.-A-27

Personal Lines - Vehicles - Direct - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2025
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2021[1]	2022[1]	2023[1]	2024[1]	2025
2021	$6,965	$7,180	$7,244	$7,235	$7,132	$0	981,428
2022		7,563	7,870	7,799	7,788	127	974,054
2023			9,628	9,424	9,337	184	1,100,504
2024				11,584	11,260	586	1,238,183
2025					14,669	2,481	1,462,005
				Total	$50,186
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2021[1]	2022[1]	2023[1]	2024[1]	2025
2021	$2,915	$5,461	$6,488	$6,899	$7,047
2022		3,132	5,983	7,023	7,432
2023			3,926	7,160	8,420
2024				4,496	8,491
2025					5,862
				Total	$37,252
	All outstanding liabilities before 2021, net of reinsurance[1]				82
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$13,016
1 Required supplementary information (unaudited)

Personal Lines - Vehicles - Direct - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2025
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2021[1]	2022[1]	2023[1]	2024[1]	2025
2021	$5,752	$5,568	$5,573	$5,570	$5,566	$0	2,603,218
2022		6,613	6,724	6,763	6,723	(14)	2,609,541
2023			7,578	7,678	7,710	15	2,861,342
2024				8,241	8,214	(29)	2,980,272
2025					9,109	(398)	3,300,039
				Total	$37,322
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2021[1]	2022[1]	2023[1]	2024[1]	2025
2021	$5,422	$5,579	$5,560	$5,565	$5,565
2022		6,326	6,732	6,732	6,734
2023			7,362	7,692	7,690
2024				7,851	8,231
2025					8,624
				Total	$36,844
	All outstanding liabilities before 2021, net of reinsurance[1]				1
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$479
1 Required supplementary information (unaudited)
App.-A-28

Personal Lines - Property
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2025
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2021[1]	2022[1]	2023[1]	2024[1]	2025
2021	$1,540	$1,516	$1,503	$1,498	$1,497	$3	89,935
2022		1,665	1,622	1,612	1,608	13	90,242
2023			1,583	1,605	1,581	35	82,190
2024				1,696	1,649	104	80,681
2025					1,235	175	55,059
				Total	$7,570
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2021[1]	2022[1]	2023[1]	2024[1]	2025
2021	$1,035	$1,375	$1,444	$1,476	$1,487
2022		1,042	1,470	1,545	1,577
2023			1,078	1,441	1,513
2024				1,050	1,456
2025					806
				Total	$6,839
	All outstanding liabilities before 2021, net of reinsurance[1]				6
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$737
1 Required supplementary information (unaudited)

App.-A-29

Commercial Lines - Liability
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2025
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2021[1]	2022[1]	2023[1]	2024[1]	2025
2021	$3,447	$3,527	$3,574	$3,581	$3,566	$19	156,360
2022		4,526	4,835	4,862	4,875	117	182,524
2023			5,456	5,502	5,487	220	191,475
2024				5,552	5,551	467	191,353
2025					5,631	1,200	174,961
				Total	$25,110
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2021[1]	2022[1]	2023[1]	2024[1]	2025
2021	$574	$1,546	$2,414	$2,990	$3,316
2022		749	2,086	3,232	3,976
2023			848	2,307	3,474
2024				853	2,150
2025					784
				Total	$13,700
	All outstanding liabilities before 2021, net of reinsurance[1]				136
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$11,546
1 Required supplementary information (unaudited)

Commercial Lines - Physical Damage
($ in millions)						As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance						December 31, 2025
	For the years ended December 31,					Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2021[1]	2022[1]	2023[1]	2024[1]	2025
2021	$921	$910	$910	$910	$910	$0	121,976
2022		1,315	1,330	1,329	1,326	0	147,395
2023			1,352	1,336	1,332	(1)	162,852
2024				1,200	1,167	(4)	148,143
2025					1,008	(13)	137,312
				Total	$5,743
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2021[1]	2022[1]	2023[1]	2024[1]	2025
2021	$764	$903	$902	$906	$909
2022		1,114	1,315	1,321	1,325
2023			1,184	1,328	1,328
2024				1,066	1,162
2025					903
				Total	$5,627
	All outstanding liabilities before 2021, net of reinsurance[1]				1
	Liabilities for claims and claim adjustment expenses, net of reinsurance				$117
1 Required supplementary information (unaudited)
App.-A-30

Commercial Lines - Other
($ in millions)											As of
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance											December 31, 2025
	For the years ended December 31,										Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Incurred Claim Counts
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022[1]	2023[1]	2024[1]	2025
2016	$52	$43	$41	$42	$40	$40	$40	$40	$40	$42	$2	7,652
2017		63	55	51	49	46	48	55	54	51	6	17,691
2018			82	81	77	77	77	82	83	81	7	15,507
2019				81	83	85	88	88	88	87	6	10,738
2020					75	81	82	83	83	80	7	9,576
2021						84	87	89	85	82	10	9,425
2022							84	81	82	80	11	7,770
2023								85	85	86	19	7,604
2024									61	57	19	5,532
2025										41	19	3,705
									Total	$687
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	For the years ended December 31,
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022[1]	2023[1]	2024[1]	2025
2016	$9	$21	$27	$31	$33	$34	$35	$36	$36	$37
2017		10	24	31	35	37	40	42	42	43
2018			18	40	50	57	62	65	67	69
2019				20	42	56	65	71	75	77
2020					16	39	52	60	64	67
2021						17	40	52	61	65
2022							18	40	51	58
2023								18	42	55
2024									13	27
2025										8
									Total	$506
			All outstanding liabilities before 2016, net of reinsurance[1]							23
			Liabilities for claims and claim adjustment expenses, net of reinsurance							$204
1 Required supplementary information (unaudited)

App.-A-31

The following table reconciles the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses:

(millions)	2025	2024
Net outstanding liabilities
Personal Lines
Vehicles
Agency, Liability	$10,662	$9,294
Agency, Physical Damage	384	324
Direct, Liability	13,016	10,617
Direct, Physical Damage	479	415
Property	737	911
Commercial Lines
Liability	11,546	10,412
Physical Damage	117	156
Other	204	246
Other business	173	177
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	37,318	32,552
Reinsurance recoverables on unpaid claims
Personal Lines
Vehicles
Agency, Liability	949	912
Agency, Physical Damage	0	0
Direct, Liability	1,717	1,559
Direct, Physical Damage	0	0
Property	44	567
Commercial Lines
Liability	680	845
Physical Damage	1	1
Other	204	218
Other business	207	354
Total reinsurance recoverables on unpaid claims	3,802	4,456
Unallocated claims adjustment expense related to:
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	2,185	2,018
Reinsurance recoverables on unpaid claims	5	31
Total gross liability for unpaid claims and claim adjustment expense	$43,310	$39,057
The following table shows the average historical claims duration as of December 31, 2025:

(Required Supplementary Information - Unaudited)
Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance	Years
	1	2	3	4	5
Personal Lines
Vehicles
Agency, Liability	40.9%	34.4%	13.3%	5.5%	2.3%
Agency, Physical Damage	94.5	5.4	0	0.1	0
Direct, Liability	40.5	35.5	13.7	5.5	2.1
Direct, Physical Damage	95.3	4.5	(0.1)	0.1	0
Property	66.2	24.3	4.6	2.1	0.7
Commercial Lines
Liability	15.2	26.0	22.8	15.6	9.1
Physical Damage	87.6	12.2	0.1	0.4	0.3
Other	21.4	27.2	14.6	9.5	5.4
App.-A-32

7.  REINSURANCE
The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

	2025		2024		2023
(millions)	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$84,208	$82,847	$75,893	$72,169	$62,721	$59,881
Ceded premiums:
Regulated	(578)	(582)	(620)	(619)	(535)	(545)
Non-Regulated	(456)	(604)	(849)	(751)	(636)	(671)
Total ceded premiums	(1,034)	(1,186)	(1,469)	(1,370)	(1,171)	(1,216)
Net premiums	$83,174	$81,661	$74,424	$70,799	$61,550	$58,665
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
◦North Carolina Reinsurance Facility (NCRF)
◦Florida Hurricane Catastrophe Fund (FHCF)
•State-mandated involuntary plans
◦Commercial Automobile Insurance Procedures/Plans (CAIP)
Non-Regulated refers to voluntary external reinsurance. We generally do not reinsure our personal vehicle businesses. For our personal property business, we have both property catastrophic excess of loss and aggregate excess of loss reinsurance agreements. In our Commercial Lines business, we reinsure certain of our TNC business and our Fleet & Specialty workers’ compensation insurance and commercial auto products under either a quota share reinsurance agreement or a combination of quota share and excess of loss agreements.
The decrease in ceded written and earned premiums in 2025, compared to 2024, was primarily attributable to our Non-Regulated plans, driven by certain TNC business policies not renewing during 2025 and a decrease in the percentage of premiums to be ceded for the 2025-2026 catastrophe excess of loss program.
Our reinsurance recoverables and prepaid reinsurance premiums were comprised of the following at December 31:

	Reinsurance Recoverables				Prepaid Reinsurance Premiums
($ in millions)	2025		2024		2025		2024
Regulated:
MCCA	$2,623	64%	$2,381	50%	$27	14%	$29	9%
CAIP	248	6	415	9	0	0	0	0
NCRF	229	6	214	4	82	42	85	24
FHCF	16	0	169	3	0	0	0	0
NFIP	12	0	361	8	69	35	69	20
Other	5	0	5	0	1	0	1	0
Total Regulated	3,133	76	3,545	74	179	91	184	53
Non-Regulated:
Commercial Lines	916	23	1,137	24	7	3	157	45
Personal property	30	1	78	2	11	6	8	2
Other	4	0	5	0	0	0	0	0
Total Non-Regulated	950	24	1,220	26	18	9	165	47
Total	$4,083	100%	$4,765	100%	$197	100%	$349	100%
The decrease in our reinsurance recoverables in 2025, compared to 2024, was largely due to the ongoing settlement of Hurricanes Helene and Milton losses and allocated LAE claims that were incurred in 2024. Additional decreases were due to the run-off of certain Commercial Lines and CAIP reinsurance programs. These decreases were partially offset by increased recoverables on the MCCA program.
Our prepaid reinsurance premiums decreased in 2025, primarily due to the previously described nonrenewal of certain policies in our TNC business.
Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to us. Our exposure to losses from the failure of Regulated plans is minimal
App.-A-33

since these plans are funded by the federal government or by mechanisms supported by insurance companies in applicable states. We evaluate the financial condition of our other reinsurers and monitor concentrations of credit risk to minimize our exposure to significant losses from reinsurer insolvencies.
For our Non-Regulated reinsurers, we routinely monitor changes in the credit quality and concentration risks of the reinsurers who are counterparties to our reinsurance recoverables to determine if an allowance for credit losses should be established. For at-risk uncollateralized recoverable balances, we evaluate several reinsurer specific factors, including reinsurer credit quality rating, credit rating outlook, historical experience, reinsurer surplus, recoverable duration, and collateralization composition in respect to our net exposure (i.e., the reinsurance recoverable amount less premiums payable to the reinsurer, where the right to offset exists). At December 31, 2025 and 2024, the allowance for credit losses related to these contracts was not material to our financial condition or results of operations.
8.  STATUTORY FINANCIAL INFORMATION
Consolidated statutory surplus was $28,370 million and $27,171 million at December 31, 2025 and 2024, respectively. Statutory net income was $10,643 million, $7,670 million, and $3,502 million, for the years ended December 31, 2025, 2024, and 2023, respectively.
At December 31, 2025, $1,614 million of consolidated statutory surplus represented net admitted assets of our insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities’ states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.
During 2025, the insurance subsidiaries paid aggregate dividends of $10,027 million to their parent company. Based on the dividend laws currently in effect, the insurance subsidiaries could pay aggregate dividends of $9,327 million in 2026 without prior approval from regulatory authorities, subject to other potential state specific limitations, capital requirements, and restrictions on the amount of dividends that can be paid within a 12-month period by the applicable subsidiary.
9.  EMPLOYEE BENEFIT PLANS
Retirement Plans  Progressive has a defined contribution pension plan (401(k) Plan) that covers employees who have been employed with the company for at least 30 days. Under Progressive’s 401(k) Plan, we match up to a maximum of 6% of an employee’s eligible compensation contributed to the plan, with employees vesting in the company match after providing two years of service. Matching contributions to the 401(k) Plan for the years ended December 31, 2025, 2024, and 2023, were $263 million, $235 million, and $206 million, respectively.
Employee and company matching contributions are invested, at the direction of the employee, in a number of investment options available under the plan, including various mutual funds, a self-directed brokerage option, and a Progressive common stock fund. Progressive’s common stock fund is an employee stock ownership program (ESOP) within the 401(k) Plan. At December 31, 2025, the ESOP held 15 million of our common shares, all of which are included in shares outstanding. Dividends on these shares are reinvested in common shares or paid out in cash, at the election of the participant, and the related tax benefit is recorded as part of our tax provision.
Postemployment Benefits  Progressive provides various postemployment benefits to former or inactive employees who meet eligibility requirements and to their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers’ compensation and, if elected, continuation of health-care benefits for specified limited periods. The liability for these benefits was $23 million and $21 million at December 31, 2025 and 2024, respectively.
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
App.-A-34

The amounts charged to expense for incentive compensation plans for the years ended December 31, were:

	2025		2024		2023
(millions)	Pretax	After Tax	Pretax	After Tax	Pretax	After Tax
Non-equity incentive plans – cash	$1,296	$1,024	$1,040	$822	$897	$709
Equity incentive plans[1]	129	112	122	105	121	104
[1] After-tax amounts differ from the statutory rate of 21% due to the expected disallowance of certain executive compensation deductions.
Under Progressive’s 2024 Equity Incentive Plan, there are 10 million shares, in the aggregate, authorized for issuance, which includes 4 million shares previously authorized under the 2015 Equity Incentive Plan. The restricted equity awards are issued as either time-based or performance-based awards. Generally, equity awards are expensed pro rata over their respective vesting periods (i.e., requisite service period), based on the market value of the awards at the time of grant, with accelerated expense for participants who satisfy qualified retirement eligibility. The time-based awards vest in equal installments upon the lapse of specified periods of time, typically three, four, and five years, subject to the provisions for death, disability, and retirement in the applicable award agreements.
Performance-based awards, which contain variable vesting criteria, are expensed based on management’s expectation of the percentage of the award, if any, that will ultimately vest. These estimates can change periodically throughout the measurement period. Vesting of performance-based awards is contingent upon the achievement of predetermined performance goals within specified time periods.
In addition to their time-based awards, performance-based awards are granted to executives and other senior managers to provide additional incentive to achieve pre-established profitability and growth targets and/or relative investment performance. The targets for the performance-based awards, as well as the number of units that ultimately may vest, vary by grant.
The following primarily shows the performance measurement criteria for our performance-based restricted equity awards outstanding at December 31, 2025:

Performance Measurement	Year(s) of Grant	Vesting range (as a percentage of target)
Growth of our personal auto and commercial auto businesses, both compared to its respective market	2023-2025	0-250%
Investment results relative to peer group	2024-2025	0-250%
Investment results relative to peer group	2023	0-200%
All restricted equity awards are settled at or after vesting in Progressive common shares from existing treasury shares on a one-to-one basis.
A summary of all employee restricted equity award activity during the years ended December 31, follows:

	2025		2024		2023
Restricted Equity Awards	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value	Number of Shares[1]	Weighted Average Grant Date Fair Value
Beginning of year	2,505,662	$129.66	2,893,742	$101.18	3,198,150	$81.71
Add (deduct):
Granted[2]	659,301	208.06	826,377	160.13	1,080,658	110.93
Vested	(1,014,448)	96.51	(1,186,442)	81.84	(1,338,466)	63.10
Forfeited	(54,198)	171.83	(28,015)	111.35	(46,600)	84.86
End of year[3,4]	2,096,317	$169.27	2,505,662	$129.66	2,893,742	$101.18
1 Includes restricted stock units. All performance-based awards are included at their target amounts.
2 We reinvest dividend equivalents on restricted stock units. For 2025, 2024, and 2023, the number of units “granted” shown in the table above includes 51,511, 23,153, and 36,656 of dividend equivalent units, respectively, at a weighted average grant date fair value of $0, since the dividends were factored into the grant date fair values of the original grants.
3 At December 31, 2025, the number of shares included 362,029 performance-based restricted stock units at their target amounts. We expect 703,551 units to vest based upon our current estimates of the likelihood of achieving the predetermined performance measures applicable to each award.
4 At December 31, 2025, the total unrecognized compensation cost related to unvested restricted equity awards was $98 million, which includes performance-based awards at their currently estimated vesting value. This compensation expense will be recognized into our consolidated statements of comprehensive income over the weighted average vesting period of 2.4 years.
App.-A-35

The aggregate fair value of the restricted equity awards that vested during the years ended December 31, 2025, 2024, and 2023, was $249 million, $226 million, and $195 million, respectively, based on the actual stock price on the applicable vesting dates.
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
The restricted stock awards are issued as time-based awards. The vesting period is typically 11 months from the date of each grant, subject to the death or disability provisions of the applicable award agreement. To the extent a director is newly appointed during the year, or a director’s committee assignments change, the vesting period may be shorter. Both the restricted stock awards and cash, if elected, are expensed pro rata over their respective vesting periods based on the market value of the awards at the time of grant.
A summary of all directors’ restricted stock activity during the years ended December 31, follows:

	2025		2024		2023
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Beginning of year	14,649	$215.77	25,075	$133.43	30,439	$109.75
Add (deduct):
Granted	11,134	284.51	15,553	215.77	25,075	133.43
Vested	(14,649)	215.77	(25,979)	136.29	(30,439)	109.75
End of year[1]	11,134	$284.51	14,649	$215.77	25,075	$133.43
1 The remaining unrecognized compensation cost was $1 million at December 31, 2025, 2024, and 2023.
The aggregate fair value of the restricted stock vested during the years ended December 31, 2025, 2024, and 2023, was $4 million, $5 million, and $4 million, respectively, based on the actual stock price at time of vesting.
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
An irrevocable grantor trust has been established to provide a source of funds to assist us in meeting our liabilities under the Deferral Plan. The Deferral Plan Irrevocable Grantor Trust account held the following assets at December 31:

(millions)	2025	2024
Progressive common shares[1]	$34	$117
Other investment funds[2]	162	176
Total	$196	$293
1 Included 319,021 and 1,138,191 common shares as of December 31, 2025 and 2024, respectively, to be distributed in common shares, and are reported at grant date fair value. The decrease in 2025, compared to 2024, was primarily due to the final distribution for a participant.
2 Amount is included in other assets on our consolidated balance sheets.

App.-A-36

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
The Personal Lines segment is written through both the independent agency and direct channels. The agency channel includes business written by our network of more than 40,000 independent insurance agencies, as well as brokerages in New York and California, and strategic alliance business relationships (including other insurance companies, financial institutions, and national agencies). The direct channel includes business written directly by us online or by phone. We operate this segment throughout the United States.
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
Our service businesses primarily provide insurance-related services, including serving as an agent for homeowners, general liability, and workers’ compensation insurance, among other products, through programs in our direct Personal Lines and Commercial Lines businesses. Pretax profit (loss) is the difference between service business revenues and service business expenses.
Assets and income taxes are not allocated to operating segments, as such allocation would be impractical. Expense allocations are based on certain assumptions and estimates primarily related to revenue and volume; stated segment operating results would change if different methods were applied. We also do not separately identify depreciation expense by segment. Companywide depreciation expense for 2025, 2024, and 2023, was $313 million, $284 million, and $285 million, respectively. The accounting policies of the operating segments are consistent with those described in Note 1 – Reporting and Accounting Policies.
App.-A-37

Operating segment results for the years ended December 31, were as follows:

(millions)	Personal Lines	Commercial Lines	Other[1]	Companywide
December 31, 2025
Net premiums earned	$70,778	$10,881	$2	$81,661
Fees and other revenues	1,060	136	0	1,196
Total underwriting revenue	71,838	11,017	2	82,857
Losses and loss adjustment expenses:
Losses (excluding catastrophe losses)	39,222	6,080	1	45,303
Catastrophe losses	1,437	41	0	1,478
Loss adjustment expenses	6,003	1,175	0	7,178
Total losses and loss adjustment expenses	46,662	7,296	1	53,959
Underwriting expenses:
Distribution expenses[2]	9,720	1,225	4	10,949
Other underwriting expenses[3]	6,602	1,080	18	7,700
Total underwriting expenses	16,322	2,305	22	18,649
Pretax underwriting profit (loss)	$8,854	$1,416	$(21)	10,249
Investment profit (loss)[4]				4,276
Service businesses				(24)
Interest expense				(278)
Total pretax profit (loss)				$14,223

(millions)	Personal Lines	Commercial Lines	Other[1]	Companywide
December 31, 2024
Net premiums earned	$60,091	$10,707	$1	$70,799
Fees and other revenues	893	171	0	1,064
Total underwriting revenue	60,984	10,878	1	71,863
Losses and loss adjustment expenses:
Losses (excluding catastrophe losses)	33,684	6,421	10	40,115
Catastrophe losses	2,434	80	0	2,514
Loss adjustment expenses	5,325	1,109	(3)	6,431
Total losses and loss adjustment expenses	41,443	7,610	7	49,060
Underwriting expenses:
Distribution expenses[2]	7,969	1,168	1	9,138
Other underwriting expenses[3]	4,732	964	11	5,707
Total underwriting expenses	12,701	2,132	12	14,845
Pretax underwriting profit (loss)	$6,840	$1,136	$(18)	7,958
Investment profit (loss)[4]				3,067
Service businesses				(33)
Interest expense				(279)
Total pretax profit (loss)				$10,713

App.-A-38

(millions)	Personal Lines	Commercial Lines	Other[1]	Companywide
December 31, 2023
Net premiums earned	$48,765	$9,899	$1	$58,665
Fees and other revenues	740	149	0	889
Total underwriting revenue	49,505	10,048	1	59,554
Losses and loss adjustment expenses:
Losses (excluding catastrophe losses)	31,509	6,866	3	38,378
Catastrophe losses	1,753	41	0	1,794
Loss adjustment expenses	4,487	993	3	5,483
Total losses and loss adjustment expenses	37,749	7,900	6	45,655
Underwriting expenses:
Distribution expenses[2]	4,904	1,073	1	5,978
Other underwriting expenses[3]	3,967	952	10	4,929
Total underwriting expenses	8,871	2,025	11	10,907
Pretax underwriting profit (loss)	$2,885	$123	$(16)	2,992
Investment profit (loss)[4]				2,219
Service businesses				(39)
Interest expense				(268)
Total pretax profit (loss)				$4,904
1 Includes other underwriting businesses and run-off operations.
2 Includes policy acquisition costs, agent contingent commissions, and advertising costs attributable to our operating segments. A portion of our companywide advertising costs are also related to our service businesses.
3 Primarily consists of employee compensation and benefit costs, policyholder credit expense, and the increase in the allowance for credit loss exposure on our premiums receivable.
4 Calculated as recurring investment income plus total net realized gains (losses) on securities, less investment expenses.
For the year ended December 31, 2025, in the table above, other underwriting expenses for the Personal Lines segment included $1,224 million of policyholder credit expense. During 2025, we determined that our personal auto profit in Florida, for the 2023 to 2025 accident-year period, exceeded the statutory profit limit that a Florida statute imposes on the profit that any insurance group can earn on personal auto insurance over any contiguous three-accident-year period. The accrual represents our estimate of the profit we will earn on a three-accident-year period ending December 31, 2025. As a result, our estimate of the profit earned in excess of the permitted limit will be credited to all Florida personal auto policyholders active at December 31, 2025, pro rata based on 2025 earned premium. The expense is reported in policyholder credit expense on our consolidated statements of comprehensive income and the accrual is included in accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets.
The reconciliation of total underwriting revenues to consolidated revenues for the years ended December 31, were as follows:

(millions)	2025	2024	2023
Total underwriting revenue	$82,857	$71,863	$59,554
Investment income	3,583	2,832	1,892
Total net realized gains (losses) on securities	727	264	353
Service revenues	504	413	310
Total revenues	$87,671	$75,372	$62,109
Our management uses underwriting margin and combined ratio as primary measures of underwriting profitability. The underwriting margin is the pretax underwriting profit (loss), as previously defined, expressed as a percentage of net premiums earned (i.e., revenues from underwriting operations). Fees and other revenues are netted against either loss adjustment expenses or underwriting expenses in the ratio calculations, based on the underlying activity that generated the revenue. Combined ratio is the complement of the underwriting margin. Following are the underwriting margins and combined ratios for our underwriting operations for the years ended December 31:

	2025		2024		2023
	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio	Underwriting Margin	Combined Ratio
Personal Lines	12.5%	87.5	11.4%	88.6	5.9%	94.1
Commercial Lines	13.0	87.0	10.6	89.4	1.2	98.8
Total underwriting operations	12.6	87.4	11.2	88.8	5.1	94.9
App.-A-39

11.  OTHER COMPREHENSIVE INCOME (LOSS)
The components of other comprehensive income (loss), including reclassification adjustments by income statement line item, for the years ended December 31, were as follows:

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2024	$(1,809)	$386	$(1,423)	$(1,408)	$(14)	$(1)
Other comprehensive income (loss) before reclassifications for investment securities	2,092	(435)	1,657	1,657	0	0
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(1)	0	(1)	(1)	0	0
Net realized gains (losses) on securities	155	(22)	133	133	0	0
Interest expense	(1)	0	(1)	0	(1)	0
Total reclassification adjustment for amounts realized in net income	153	(22)	131	132	(1)	0
Total other comprehensive income (loss)	1,939	(413)	1,526	1,525	1	0
Balance at December 31, 2025	$130	$(27)	$103	$117	$(13)	$(1)

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2023	$(2,053)	$437	$(1,616)	$(1,601)	$(14)	$(1)
Other comprehensive income (loss) before reclassifications for investment securities	(197)	41	(156)	(156)	0	0
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net impairment losses recognized in earnings	(1)	0	(1)	(1)	0	0
Net realized gains (losses) on securities	(440)	92	(348)	(348)	0	0
Total reclassification adjustment for amounts realized in net income	(441)	92	(349)	(349)	0	0
Total other comprehensive income (loss)	244	(51)	193	193	0	0
Balance at December 31, 2024	$(1,809)	$386	$(1,423)	$(1,408)	$(14)	$(1)

App.-A-40

				Components of Changes in Accumulated Other Comprehensive Income (after tax)
(millions)	Pretax total accumulated other comprehensive income (loss)	Total tax (provision) benefit	After tax total accumulated other comprehensive income (loss)	Total net unrealized gains (losses) on securities	Net unrealized gains (losses) on forecasted transactions	Foreign currency translation adjustment
Balance at December 31, 2022	$(3,557)	$755	$(2,802)	$(2,787)	$(14)	$(1)
Other comprehensive income (loss) before reclassifications for investment securities	1,257	(266)	991	991	0	0
Less: Reclassification adjustment for amounts realized in net income by income statement line item:
Net realized gains (losses) on securities	(247)	52	(195)	(195)	0	0
Total reclassification adjustment for amounts realized in net income	(247)	52	(195)	(195)	0	0
Total other comprehensive income (loss)	1,504	(318)	1,186	1,186	0	0
Balance at December 31, 2023	$(2,053)	$437	$(1,616)	$(1,601)	$(14)	$(1)
In an effort to manage interest rate risk, we entered into forecasted transactions on certain of Progressive’s debt issuances. During the next 12 months, we expect to reclassify approximately $1 million (pretax) into interest expense, related to net unrealized losses on forecasted transactions (see Note 4 – Debt for further discussion).
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

The pending lawsuits summarized below are in various stages of development, and the outcomes are uncertain until final disposition or, if probable and estimable, are accrued and immaterial as of December 31, 2025. At year-end 2025, except to the extent an immaterial accrual has been established, we do not consider the losses from these pending cases to be both probable and estimable, and we are unable to estimate a range of loss at this time. It is not possible to determine loss exposure for a number of reasons, including, without limitation, one or more of the following:
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
App.-A-41

Lawsuits arising from insurance policies and operations, including but not limited to allegations involving claims adjustment and vehicle valuation, may be filed contemporaneously in multiple states. As of December 31, 2025, we are named as defendants in class action lawsuits pending in multiple states alleging that we improperly value total loss vehicle physical damage claims through the application of a negotiation adjustment in calculating such valuations. This includes three states in which classes have been certified, and lawsuits styled as putative class actions pending in additional states. These lawsuits, which were filed at different times by different plaintiffs, feature certain similar claims and also include different allegations and are subject to various state laws. While we believe we have meritorious defenses and we are vigorously contesting these lawsuits, an unfavorable result in, or a settlement of, a significant number of these lawsuits could, in aggregation, have a material adverse effect on our financial condition, cash flows, and/or results of operations. Based on information available to us, we determined that losses from these lawsuits are reasonably possible but neither probable nor reasonably estimable, other than for suits for which accruals have been established and are not material, as of December 31, 2025.
At December 31, 2025, the pending lawsuits summarized below, including those discussed above, are in various stages of development, and the outcomes are uncertain until final disposition or, if probable and estimable, are accrued and immaterial:
Lawsuits seeking class/collective action status alleging that:
•we improperly handle, adjust, and pay physical damage claims, including how we value total loss claims, the application of a negotiation adjustment in calculating total loss valuations, the payment of fees and taxes associated with total losses, and the payment of diminution of value damages;
•we improperly adjust personal injury protection (PIP) claims in Florida;
•we improperly adjust medical bills submitted by insureds or medical providers in medical claims;
•we improperly pay and reimburse Medicare Advantage Plans or Medicaid on first party medical, PIP, and bodily injury claims;
•we denied claims or wrongfully withheld or delayed payments owed to insureds under uninsured/underinsured motorist coverage;
•we improperly use marital status as a rating factor when setting premium in California;
•we improperly coordinated with other insurers to reduce homeowners’ insurance offerings;
•we improperly funded a grant program for small businesses;
•we improperly raised insureds’ premiums during their current policy term;
•we improperly restrict the sale of optional physical damage coverage during weather-related events;
•we improperly fail to timely process and pay PIP claims;
•we improperly fail to conduct a reasonable investigation of consumer disputes;
•we improperly impose surcharges on employees in violation of the Employee Retirement Income Security Act of 1974 (ERISA);
•we improperly deny claims on renewal policies;
•we fail to comply with various employment regulations or statutes;
•we violate the Telephone Consumer Protection Act; and
•we collect or utilize manufacturer driving data without consumer consent.
Lawsuits certified or conditionally certified as class/collective actions alleging that:
•we improperly value total loss claims by applying a negotiation adjustment in Colorado, North Carolina, and Ohio;
•we improperly calculate basic economic loss as it relates to wage loss coverage in New York;
•we improperly reduce or deny PIP benefits when medical expenses are paid initially by health insurance in Arkansas;
•we sell illusory underinsured motorist coverage in New Mexico; and
•we improperly communicate with insureds regarding payments during prohibited hours in Florida.
Non-class/collective/representative lawsuits filed by different plaintiffs and subject to various state laws, alleging that certain business operations, commercial matters, and/or employment policies, practices, or decisions are improper.

App.-A-42

13.  LEASES
We have certain operating leases for office space, computer equipment, and vehicles. Leased assets and leased liabilities are reported as a component of other assets and accounts payable, accrued expenses, and other liabilities, respectively, in our consolidated balance sheets. The leased assets represent our right to use an underlying asset for the lease term and the lease liabilities represent our obligation to make lease payments arising from the lease using an incremental borrowing rate to calculate the present value of the remaining lease payments.
Contracts are reviewed at inception to determine if they contain a lease and, if so, whether the lease qualifies as an operating or financing lease. We do not have material financing leases.
Operating leases are expensed on a straight-line basis over the term of the lease. In determining the lease term, we consider the probability of exercising renewal options. We elect to account for leases with both lease and non-lease components as a single lease component and to apply a portfolio approach to account for our vehicle leases.
The following table summarizes the carrying amounts of our operating leased assets and liabilities at December 31, along with key inputs used to discount our lease liabilities:

($ in millions)	2025	2024
Operating lease assets	$199	$193
Operating lease liabilities	$205	$196
Weighted-average remaining term	3.3 years	3.7 years
Weighted-average discount rate	5.0%	5.1%

At December 31, 2025, the following table shows our operating lease liabilities, on an undiscounted basis for the periods indicated:

(millions)	Commitments
2026	$90
2027	55
2028	36
2029	23
2030	12
Thereafter	6
Total	222
Interest	(17)
Present value of lease liabilities	$205
The operating lease expense for the years ended December 31, was as follows:

(millions)	Expense
2025	$110
2024	104
2023	94

App.-A-43

14. DIVIDENDS
Following is a summary of our common and preferred share dividends that were declared and/or paid in the last three years:

(millions, except per share amounts)		Amount
Declared	Payable	Per Share	Accrued/Paid[1]
Common – Annual-Variable Dividends:
December 2025	January 2026	$13.50	$7,913
December 2024	January 2025	4.50	2,637
December 2023	January 2024	0.75	439

Common – Quarterly Dividends:
December 2025	January 2026	0.10	59
August 2025	October 2025	0.10	59
May 2025	July 2025	0.10	58
March 2025	April 2025	0.10	59
December 2024	January 2025	0.10	58
August 2024	October 2024	0.10	59
May 2024	July 2024	0.10	58
March 2024	April 2024	0.10	59
December 2023	January 2024	0.10	59
August 2023	October 2023	0.10	58
May 2023	July 2023	0.10	59
March 2023	April 2023	0.10	59
December 2022	January 2023	0.10	58

Preferred Dividends:
January 2024	February 2024	15.688377	8
October 2023	December 2023	20.753157	10
August 2023	September 2023	20.67700	10
May 2023	June 2023	18.92463	10
December 2022	March 2023	26.875	13
1 The accrual is based on an estimate of shares outstanding as of the record date and recorded as dividends payable on common shares on our consolidated balance sheets until paid; the prior year accrual was reclassified into this line item from accounts payable, accrued expenses, and other liabilities to conform to the current year presentation.
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
App.-A-44

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of The Progressive Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of The Progressive Corporation and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

App.-A-45

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
Valuation of Loss and Loss Adjustment Expense Reserves
As described in Notes 1 and 6 to the consolidated financial statements, as of December 31, 2025, the Company reported a $43.3 billion loss and loss adjustment expense (“LAE”) reserve liability, of which about 97% relates to Personal and Commercial Lines vehicle businesses. Reserves are based on estimates of ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. Management establishes loss and LAE reserves after completing reviews at a disaggregated level of grouping. During a reserve review, ultimate loss amounts are estimated using several industry standard actuarial projection methods. These methods take into account historical comparable loss data at the subset level and estimate the impact of various loss development factors, such as frequency (number of losses per exposure) and severity (dollars of loss per each claim), as well as the frequency and severity of LAE costs.
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

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
March 2, 2026

We have served as the Company’s auditor since 1984.

App.-A-46

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
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework (2013), management concluded that our internal control over financial reporting was effective as of December 31, 2025.
PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the financial statements included in this Annual Report, has audited, and issued an attestation report on the effectiveness of, our internal control over financial reporting as of December 31, 2025; such report appears herein.
CEO and CFO Certifications
Susan Patricia Griffith, President and Chief Executive Officer of The Progressive Corporation, and John P. Sauerland, Vice President and Chief Financial Officer of The Progressive Corporation, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to Progressive’s Annual Report on Form 10-K for the year ended December 31, 2025, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mrs. Griffith and Mr. Sauerland have each certified that, to the best of their knowledge, the financial statements, and other financial information included in the 2025 Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations, and cash flows of Progressive as of, and for, the periods presented. See Exhibits 31 and 32 to Progressive’s 2025 Annual Report on Form 10-K for the complete Section 302 and 906 Certifications, respectively.
App.-A-47

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
We report two operating segments. Our Personal Lines segment, which represents 87% of companywide net premiums written, writes insurance for personal vehicles, which include personal auto and special lines products (e.g., recreational vehicles, such as motorcycles, RVs, and watercraft), personal residential property insurance for homeowners and renters, umbrella insurance, and flood insurance through the “Write Your Own” program for the National Flood Insurance Program. Our personal auto product represents about 90% of our Personal Lines net premiums written and just under 80% of our companywide premiums, and contributes the largest impact to our underwriting results. Our special lines and personal property insurance products each represent about 5% of our total Personal Lines premiums.
Our Commercial Lines segment writes auto-related liability and physical damage insurance, business-related general liability and commercial property insurance predominantly for small businesses, and workers’ compensation insurance primarily for the transportation industry. Commercial Lines includes our core commercial auto products, transportation network company (TNC) business, Progressive Fleet & Specialty Programs (Fleet & Specialty) products, and business owners’ policy (BOP) product and represents 13% of our companywide net premiums written. Our core commercial auto products represented about 80% of our total Commercial Lines net premiums written and about 10% of companywide premiums.
We operate both segments throughout the United States, through both the independent agency and direct distribution channels. Based on 2024 premiums written, in the United States, we are the second largest private passenger auto insurer, the largest writer of motorcycle insurance, the twelfth largest homeowners insurance carrier, and the largest writer of commercial auto insurance.

Our underwriting operations, combined with our service and investment operations, make up the consolidated group.
A. Operating Results
During 2025, Progressive maintained an underwriting profit better than our 4% companywide calendar-year underwriting profit goal and reported excellent results year over year in both premiums and policies in force. Our underwriting profit margin was 12.6%, which was 1.4 points better than the 11.2% margin earned in 2024. We wrote $83.2 billion of net premiums written during 2025, which was $8.8 billion, or 12%, more than we generated during 2024, with a 15% increase in net premiums earned. We ended 2025 with 3.7 million, or 10%, more policies in force than at December 31, 2024.
Both our Personal Lines and Commercial Lines operating segments generated strong profitability during the year, reporting underwriting profit margins of 12.5% and 13.0%, respectively, compared to 11.4% and 10.6% for 2024. Several factors contributed to the increase in our underwriting profit, including lower personal and commercial auto accident frequency, lower weather-related catastrophe losses, and favorable prior accident years development. Partially offsetting the positive impact on profitability in Personal Lines was 1.7 points of policyholder credit expense related to personal auto excess profits earned in Florida.
Since Florida insurance reform was enacted in early 2023, we have seen lower loss costs on certain types of personal auto accident claims and favorable reserve development, and we have experienced strong profitability in our Florida personal auto business. Despite actions to lower rates, beginning in the fourth quarter 2024 and through 2025, our personal auto profit in Florida for the 2023 to 2025 period exceeded the statutory profit limit that a Florida statute imposes on the profit that any insurance group can earn on personal auto insurance over any three-accident-year period. As a result, in 2025, we recorded a $1.2 billion policyholder credit expense (Florida policyholder credits), which represents our current estimate of the profit we earned on the three-accident-year period ending December 31, 2025, in excess of the permitted profit limit. See II. Financial Condition for further information.

App.-A-48

Our Personal Lines segment experienced year-over-year growth for 2025, with net premiums written increasing 14% and policies in force up 11%, over the significant growth of 23% in net premiums written and 18% in policies in force we experienced during 2024. This growth was primarily driven by our personal auto products’ strong renewal application growth, driven by new applications gained over 2024 renewing during 2025.
In Commercial Lines, we experienced a decrease in net premiums written of 3% for 2025, compared to 2024, despite experiencing policies in force growth of 4%. The decline in net premiums written was primarily due to certain TNC policies that were not renewed in 2025. To a lesser extent, the net premiums written decline was due to a shift to a greater mix of policies with 6-month terms in our contractor and business auto business market targets (BMT), which have about half the amount of net premiums written as 12-month policies, and to a mix shift to lower average written premium BMTs in our core commercial auto business. Excluding TNC, Commercial Lines net premiums written would have decreased 1% for 2025, compared to 2024.
During 2025, in the aggregate, we decreased personal auto rates less than 1% and increased our personal property rates about 10%. In our core commercial auto business, we increased rates about 9% in the aggregate during 2025.
While we currently continue to believe we are adequately priced in our personal auto products in most states, starting in the first quarter 2025, the U.S. government announced additional tariffs on goods imported into the U.S. from numerous countries, which have, in response, resulted in additional tariffs against the U.S. We regularly model the potential impact tariffs could have on vehicle loss costs, the supply chain, the availability of parts, and general inflation, among other factors, although the dynamic international trade environment adds uncertainty in predicting how tariffs will ultimately impact our business over time. While our focus has been on trying to maintain stable rates for customers, effective tariffs and other retaliatory actions may result in higher loss costs, which could result in a reduction in profitability and the possible need for rate increases throughout 2026.
While we expect to continue increasing rates modestly in our personal property and core commercial auto products during 2026, we will continue to monitor the impact from tariffs and other potential changes in the regulatory environment as we evaluate the possible need for additional rate increases.
For 2025, the year-over-year increase in companywide underwriting profitability was the primary contributor to the $2.8 billion increase in net income. The remainder of the net income increase reflected an increase in recurring investment income during 2025, primarily reflecting investing new cash from insurance operations and proceeds from maturing bonds in higher coupon rate securities. Total comprehensive income increased $4.2 billion, primarily reflecting the increase in net income and the increase in net unrealized gains on our fixed-maturity securities in 2025.
We ended 2025 with total capital (debt plus shareholders’ equity) of $37.2 billion, which was an increase of $4.7 billion from year-end 2024, primarily driven by the $12.8 billion of comprehensive income earned in 2025, partially offset by $8.1 billion of quarterly and annual-variable common share dividends declared during 2025.
B. Insurance Operations
Our companywide underwriting profit margin was 12.6% during 2025, compared to 11.2% during 2024. For 2025, our loss and loss adjustment expense (LAE) ratio decreased 3.2 points, and our underwriting expense ratio increased 1.8 points, compared to 2024. The decrease in the loss and LAE ratio was primarily driven by lower personal and commercial auto accident frequency, lower weather-related catastrophe losses, and favorable prior accident years development, compared to the prior year. The increase in the underwriting expense ratio was primarily driven by the Florida policyholder credits, previously discussed, which contributed 1.5 points to the companywide ratio. Our Personal Lines and Commercial Lines operating segments both generated strong profitability for 2025, with margins of 12.5% and 13.0%, respectively. Excluding the Florida policyholder credits, the Personal Lines underwriting margin would have been 14.2%.
We closely manage our expenses, monitoring both acquisition expenses and non-acquisition expenses, which we view as important measures of operational efficiency as we seek to deliver our most competitive rates to consumers. During 2025, our advertising spend was $5.1 billion, an increase of $1.1 billion, or 0.6 points, greater than 2024. We plan to continue to advertise to maximize growth as long as the advertising spend is efficient and we remain on track to achieve our target profitability.
Our Personal Lines segment is comprised of our personal vehicle and property products. Personal Lines vehicles include both personal auto and special lines products. For 2025, our personal vehicle and personal property underwriting margins were 11.9% and 24.9%, respectively, with Florida policyholder credits reducing the personal vehicles margin by 1.8 points. Profitability in our special lines products had a favorable 0.4 point impact on our personal vehicle combined ratio during 2025. The substantially higher underwriting profit margin in our personal property products during 2025 was primarily driven by the low level of catastrophe losses incurred, lower loss frequency, favorable development on prior year losses, and increased rates.
Our Personal Lines segment experienced year-over-year growth for 2025, with our agency and direct personal vehicle businesses and personal property business net premiums written growing 11%, 19%, and 1%,
App.-A-49

respectively, compared to 2024, and policies in force growing 9%, 13%, and 4%.
Changes in net premiums written are a function of new business applications (i.e., policies sold), business mix, premium per policy, and retention.
Relative to the significant growth we experienced in our Personal Lines new business applications during 2024, we experienced a moderate increase in total new business applications during 2025. Total Personal Lines renewal business applications increased substantially, primarily driven by the significant new business application growth experienced in our personal vehicle products in prior periods. New and renewal personal auto applications increased 9% and 20%, respectively, in 2025, compared to the prior year.
In our personal property business, strong growth in new applications in our renters policies was more than offset by a decrease in our homeowners product, which we define as our total personal property business excluding renters and umbrella products. For 2025, the new business applications in our homeowners product decreased about 45%, compared to 2024, with a significant decrease in both the less volatile and more volatile (e.g., coastal and hail-prone states) weather-related markets throughout the year.
During 2025, in our personal property business, we continued to focus on improving profitability and reducing exposure in more volatile weather-related markets, and, where permitted, on slowing growth and non-renewing policies. We prioritized insuring lower-risk properties (e.g., new construction, existing homes with newer roofs), accepting new business for our homeowners product only when bundled with a Progressive personal auto policy, where permitted, and continued to exit the non-owner-occupied home market. In addition, we maintained our cost sharing through mandatory wind and hail deductibles and roof depreciation schedules in most markets. We believe these actions adversely impacted new business application growth. During late 2025, we began to take actions in certain markets to generate new business growth at the state level based on our concentration risks, product segmentation, rate adequacy, cost sharing execution, and regulatory and market conditions. Some of these actions include expanding agency relationships, lifting certain agency restrictions put in place in 2024, and reopening new business in our direct channel. We plan to continue these actions in 2026.
The total Commercial Lines net premiums written decreased 3% for 2025, compared to 2024, primarily reflecting certain TNC policies not renewing in 2025, and, to a lesser extent, a shift to a greater mix of policies with 6-month terms, and a mix shift to lower average written premium BMTs, all compared to 2024. Excluding the TNC business, total Commercial Lines net premiums written was down 1% for 2025, on a year-over-year basis.
New and renewal business applications in our core commercial auto products increased 1% and 6%, respectively, for 2025, compared to the prior year. The low new business application growth was predominantly influenced by the for-hire transportation BMT, reflecting the impact of rate and non-rate actions taken to address profitability challenges and, to a lesser extent, the continued decline in the number of active motor carriers in this BMT. Excluding the impact of this BMT, our core commercial auto new application growth would have been 5% for 2025.
During 2025, on a year-over-year basis, average written premium per policy decreased 1%, 7%, and 6% in the personal auto, personal property, and core commercial auto products, respectively. In aggregate, we took minimal personal auto rate actions during 2025. The decrease in personal property average written premium per policy primarily was due to a shift in the mix of business to more renters policies, which have lower average written premiums, and our continued focus on slowing growth in more volatile weather-related markets, which generally have higher risk and, therefore, higher average premiums per policy. These mix shifts in our personal property business were partially offset by aggregate rate increases of 10% taken during 2025 and higher premium coverages reflecting increased property values.
The decrease in average written premium per policy in our core commercial auto products was due to a shift in the mix of business, as previously discussed. This decrease was partially offset by rate increases of 9%, in the aggregate, for 2025. Given that our personal property and commercial auto policies are predominately written for 12-month terms, rate actions take longer to earn into premium for these products.
We will continue to monitor the factors that could impact our loss costs for both segments, which may include tariffs, as previously discussed, new and used car prices, miles driven, driving patterns, loss severity, weather events, building materials, construction costs, inflation, and other factors, on a state-by-state basis.
We believe a key element in improving the accuracy of our personal auto rating is Snapshot®, our usage-based insurance offering. For 2025, the personal auto adoption rates for consumers enrolling in the program decreased 2% in agency and increased 6% in direct, compared to the same period last year. Snapshot is available in all states, other than California, and our latest segmentation model was available in states that represented 81% of our countrywide personal auto net premiums written (excluding California) at year-end 2025. We continue to invest in our mobile application, with the majority of new enrollments choosing mobile devices for Snapshot monitoring.
We realize that to grow policies in force, it is critical that we retain our customers for longer periods. Consequently,
App.-A-50

increasing retention continues to be one of our most important priorities. Our efforts to increase our share of Progressive personal auto and personal property bundled households (i.e., Robinsons) remains a key initiative, and we plan to continue to make investments to improve the customer experience in order to support that goal. Policy life expectancy, which is our actuarial estimate of the average length of time that a newly written policy will remain in force before cancellation or lapse in coverage, is our primary measure of customer retention in our Personal Lines and Commercial Lines businesses.
In personal auto, we evaluate retention using a trailing 12-month and a trailing 3-month policy life expectancy. Although the latter can reflect more volatility and is more sensitive to seasonality, we believe this measure is more responsive to current experience and may be an indicator for the future trend of our 12-month measure. Our trailing 12-month total personal auto policy life expectancy was down 7% year over year for 2025, with agency personal auto down 6% and direct auto down 8%. On a trailing 3-month basis, our personal auto policy life expectancy was down 10% for 2025, compared to 2024. We believe these decreases are primarily due to increased shopping and competition in the marketplace, and a shift in our mix of business, including changes in billing plans offered to customers. Due, in part, to the efforts of our customer preservation team, during 2025 we saw an increase in existing customers who went through our new customer quote process to either modify existing coverage or to find a lower rate. As a result, some of these customers replaced their existing policies with new Progressive policies, which resulted in retention of the customer but negatively impacted the policy life expectancy measure.
Our trailing 12-month policy life expectancy was down 12% for our personal property products year over year for 2025. We believe this decrease primarily reflected a mix shift to more renters policies, which generally have a lower policy life expectancy.
For our core commercial auto products, our trailing 12-month policy life expectancy increased 10% in 2025, compared to 2024, which we believe is due to a shift in the mix of business to BMTs with historically higher policy life expectancies, the moderation of our rate increases, and various initiatives, such as payment and renewal reminders. The increase in the core commercial auto policy life expectancy was across all BMTs, except in for-hire specialty.
C. Investments
The fair value of our investment portfolio was $97.4 billion at December 31, 2025, compared to $80.3 billion at December 31, 2024. The increase from year-end 2024 primarily reflected positive cash flows from insurance operations and investment returns, partially offset by the payment of our quarterly and 2024 annual-variable common share dividends.
Our asset allocation strategy is to maintain 0%-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities (the securities allocated to Group I and II are defined below under Results of Operations – Investments). At December 31, 2025 and 2024, 6% of our portfolio was allocated to Group I securities with the remainder to Group II securities.
Our recurring investment income generated a pretax book yield of 4.1% for 2025, compared to 3.9% for 2024. The increase from the prior year primarily reflected investing new cash from insurance operations, and proceeds from maturing bonds, in higher coupon rate securities. Our investment portfolio produced a fully taxable equivalent (FTE) total return of 7.3% for 2025 and of 4.6% for 2024. Our fixed-income and common stock portfolios had FTE total returns of 7.0% and 16.8%, respectively, for 2025, compared to 3.8% and 22.9%, respectively, for 2024. The increase in the fixed-income portfolio FTE total return primarily reflected movement in U.S. Treasury yields year over year. The decrease in the common stock portfolio FTE total return reflected general market conditions.
At both December 31, 2025 and 2024, the fixed-income portfolio had a weighted average credit quality of AA-. At December 31, 2025, the fixed-income portfolio duration was 3.4 years, compared to 3.3 years at December 31, 2024. During 2025, we increased our duration to take advantage of higher yields in the market.
At December 31, 2025, we continued to maintain a relatively conservative investment portfolio with a greater allocation to cash and treasuries. We believe that this portfolio allocation positions us well to benefit from the continuing dynamic market environment. We believe the investment portfolio is in a very strong position as we move into 2026.

App.-A-51

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
During 2025, The Progressive Corporation received $10.0 billion, in the form of dividends, from its insurance and non-insurance subsidiaries.
The Progressive Corporation deployed capital through the following actions in 2025:
•Common Share Dividends - declared aggregate dividends of $13.90 per common share, or $8.1 billion.
•Common Share Repurchases - acquired 0.7 million of our common shares at a total cost of $166 million either in the open market or to satisfy tax withholding obligations in connection with the vesting of equity awards under our employee equity compensation plan.
◦Pursuant to our financial policies, we repurchase common shares to neutralize dilution from equity-based compensation granted during the year or opportunistically when we believe our shares are trading below our determination of long-term fair value.
•Capital Contributions - contributed a net $94 million to its insurance and non-insurance subsidiaries.
Over the last three years, The Progressive Corporation received dividends from its subsidiaries, net of capital contributions, of $13.2 billion.
Aggregate payments, not including accruals, made for the last three years, were as follows:
•$3.8 billion for common share dividends and $0.4 billion to repurchase our common shares;
•$0.8 billion for interest on our outstanding debt; and
•$0.6 billion for preferred share redemptions and dividends.
The covenants on The Progressive Corporation’s existing debt securities do not include any rating or credit triggers that would require an adjustment of the interest rate or an acceleration of principal payments in the event that our debt securities are downgraded by a rating agency. While we had an unsecured discretionary line of credit available to us during each of the last three years in the amount of $300 million, we did not borrow under this arrangement, or engage in other short-term borrowings, to fund our operations or for liquidity purposes.
Progressive’s insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims, as well as from our insurance subsidiaries producing aggregate calendar-year underwriting profits and positive cash flows. As primarily an auto insurer, our claims liabilities generally have a short-term duration. At December 31, 2025, our loss and LAE reserves were $43.3 billion. Typically, at any point in time, approximately 50% of our outstanding loss and LAE reserves are paid within the following twelve months and less than 20% are still outstanding after three years. See Note 6 – Loss and Loss Adjustment Expense Reserves for further information on the timing of claims payments.
For the three years ended December 31, 2025, operations generated positive cash flows of $43.3 billion. In 2025, operating cash flows increased $2.4 billion, compared to 2024, primarily driven by the increase in underwriting profit. We believe cash flows will remain positive in the foreseeable future and do not anticipate the need to raise capital to support our operations in that timeframe, although changes in market or regulatory conditions affecting the insurance industry, or other unforeseen events, may necessitate otherwise.
As of December 31, 2025, we held $53.3 billion in short-term investments and U.S. Treasury securities, which represented nearly 55% of our total portfolio’s fair value at year end. Based on our portfolio allocation and investment strategies, we believe that we have sufficient readily available marketable securities to cover our claims payments and short-term obligations in the event our cash flows from operations were to be negative. See Item 1A, Risk Factors in our 2025 Form 10-K filed with the U.S. Securities and Exchange Commission for a discussion of certain matters that may affect our portfolio and capital position.
Insurance companies are required to satisfy regulatory surplus and premiums-to-surplus ratio requirements. As of December 31, 2025, our consolidated statutory surplus was $28.4 billion, compared to $27.2 billion at December 31, 2024. Our net premiums written-to-surplus ratio was 2.9 to 1 at year-end 2025, 2.7 to 1 at year-end 2024, and 2.8 to 1 at year-end 2023. At December 31, 2025, we also had access to $13.0 billion of securities held in a consolidated, non-insurance subsidiary of the holding company that can be used to fund corporate obligations, provide additional capital to the insurance subsidiaries to fund potential future growth, and to fund other opportunities. In January 2026, a portion of these securities were used to pay the $8.0 billion common share dividends declared in December 2025.
Insurance companies are also required to satisfy risk-based capital ratios. These ratios are determined by a series of dynamic surplus-related calculations required by the laws of various states that contain a variety of factors that are applied to financial balances based on the degree of certain risks (e.g., asset, credit, and underwriting). One prominent ratio monitored by regulators is the amount of net
App.-A-52

premiums written as a ratio of surplus. Although the ratio of written premiums to surplus that the regulators will allow is a function of a number of factors (including applicable laws, the type of business being written, the adequacy of the insurer’s reserves, and the quality of the insurer’s assets), the annual net premiums that an insurer may write historically have been perceived to be limited to a specified multiple of the insurer’s total surplus. This limit is generally 3 to 1 for property and casualty insurance and is generally the maximum target for our vehicle businesses. However, two states have permitted us to target a premiums-to-surplus ratio for our vehicle businesses to a maximum ratio of 3.5 to 1 based on our strong financial condition. This approval reduces the amount of capital we may need to hold at our applicable insurance subsidiaries relative to premium, subject to the other factors previously mentioned. For 2025, these subsidiaries represented 91% of our companywide total net premiums written. The pace and extent to which we move to this ratio is yet to be determined. Our insurance subsidiaries’ risk-based capital ratios were in excess of applicable minimum regulatory requirements at year-end 2025. The payment of dividends by our insurance subsidiaries are subject to certain limitations. See Note 8 – Statutory Financial Information for additional information on insurance subsidiary dividends.
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
We monitor our total capital position regularly throughout the year to ensure we have adequate capital to support our insurance operations. At December 31, 2025, we held total capital (debt plus shareholders’ equity) of $37.2 billion, compared to $32.5 billion at December 31, 2024. Our debt-to-total capital ratios at December 31, 2025, 2024, and 2023, were 18.5%, 21.2%, and 25.4%, respectively. Our debt-to-total capital ratios were consistent with our financial policy of maintaining a ratio of less than 30%.
At December 31, 2025, we had various noncancelable contractual obligations that were outstanding. We had outstanding $7.0 billion principal amount of Senior Notes with maturity dates ranging from 2027 through 2052, with $3.6 billion of future interest payment obligations related to our outstanding debt. The next debt repayments of $1.0 billion, in the aggregate, are due in 2027 upon the maturity of our 2.45% Senior Notes and our 2.50% Senior Notes. See Note 4 – Debt for additional information on our long-term debt.
At year-end 2025, we also had $3.0 billion of purchase obligations that are noncancelable commitments for goods and services (e.g., software licenses, maintenance on information technology equipment, and media placements). Just over 45% of our purchase obligations are payable within one year and just over 25% will be outstanding for longer than three years. In addition, we have $317 million of minimum commitments for reinsurance agreements, primarily related to multiple-layer property catastrophe reinsurance contracts with various reinsurers for terms ranging from one to three years. See Note 1 – Reporting and Accounting Policies, Commitments and Contingencies for a discussion of these obligations. We do not have, and do not expect to enter into, any material commitments for capital expenditures in the reasonably foreseeable future.
On July 4, 2025, H.R. 1, “An Act to provide for reconciliation pursuant to title II of H. Con. Res. 14” (the Act) was signed into law by the President of the United States. The Act contains numerous tax provisions applicable to corporations. These provisions did not have a material adverse effect on our financial condition or results of operations.
As previously discussed, during 2025, we recorded $1.2 billion of Florida policyholder credit expense, which represents the profit we expect we earned on the three-accident-year period ending December 31, 2025, in excess of the permitted profit limit. In early 2026, we began to provide credits to Florida personal auto policyholders active at December 31, 2025. See Item 1A, Risk Factors in
App.-A-53

our 2025 Form 10-K, for a description of other factors that may impact our ability to establish accurate loss reserves.
Based upon our capital planning and forecasting efforts, we believe we have sufficient capital resources and cash flows from operations to support our current business, scheduled principal and interest payments on our debt, anticipated quarterly dividends on our common shares, Florida policyholder credits, our contractual obligations, and other expected capital requirements for the foreseeable future.
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
III.  RESULTS OF OPERATIONS – UNDERWRITING
A. Segment Overview
We report our underwriting operations in two segments: Personal Lines and Commercial Lines. Our Personal Lines segment includes our personal vehicles (auto and special lines) and personal property products. Since our personal auto products represented about 90% of our Personal Lines segment net premiums written for 2025, much of the following discussion will focus on our personal auto products, both in total and by distribution channel. We will also discuss our personal property products as we continue to focus on improving profitability and reducing our concentration and exposure in more volatile weather-related markets.
Our Commercial Lines segment includes our core commercial auto products, TNC business, Fleet & Specialty products, and BOP business. Of our total Commercial Lines segment, our core commercial auto products represented 82% of net premiums written and our TNC business represented 14% as of year-end 2025. Therefore, much of the following discussion will focus only on our core commercial auto products.
The following table shows the composition of our companywide net premiums written, by segment, for the years ended December 31:

	2025	2024	2023
Personal Lines
Vehicles
Agency	36%	36%	36%
Direct	47	45	43
Property	4	4	5
Total Personal Lines	87	85	84
Commercial Lines	13	15	16
Total underwriting operations	100%	100%	100%

Within our Personal Lines segment, we often categorize our personal auto product policyholders into four consumer segments:
•Sam - inconsistently insured;
•Diane - consistently insured and maybe a renter;
•Wrights - homeowners who do not bundle auto and home; and
•Robinsons - homeowners who bundle auto and home.
While our personal auto policies primarily have 6-month terms, to promote bundled personal auto and property growth, we write 12-month term personal auto policies in our Platinum agencies. At year-end 2025 and 2024, 10% and 12%, respectively, of our agency personal auto policies in force were 12-month policies. To the extent our agency application mix of annual personal auto policies changes, the shift in policy term could impact our average written premiums in the agency channel, as 12-month policies have about twice the amount of net premiums written, compared to 6-month policies.
Our special lines and personal property products are written for 12-month terms. In our special lines products and personal property business 57% and 72%, respectively, of net premiums written was generated through the independent agency channel, with the balance through the direct channel.
App.-A-54

Within our Commercial Lines segment, our core commercial auto business operates in the following five traditional business market targets (BMT):
•for-hire specialty;
•for-hire transportation;
•tow;
•contractor; and
•business auto.
At year-end 2025, about 85% of our Commercial Lines policies in force had 12-month terms. The majority of our Commercial Lines business is written through the independent agency channel, although we continue to focus on growing our direct business, with about 10% of our core commercial auto premiums written through the direct channel for each of the last three years.
B. Profitability
Profitability for our underwriting operations is defined by pretax underwriting profit or loss, which is calculated as net premiums earned plus fees and other revenues less losses and loss adjustment expenses, policy acquisition costs, other underwriting expenses, and policyholder credit expense. We also use underwriting margin, which is underwriting profit or loss expressed as a percentage of net premiums earned, to analyze our results. For the three years ended December 31, our underwriting profitability results were as follows:

	2025		2024		2023
	Underwriting Profit (Loss)		Underwriting Profit (Loss)		Underwriting Profit (Loss)
($ in millions)	$	Margin	$	Margin	$	Margin
Personal Lines
Vehicles
Agency[1]	$4,293	14.6%	$3,559	13.9%	$1,029	4.9%
Direct[1]	3,786	9.9	3,231	10.3	1,828	7.3
Property	775	24.9	50	1.7	28	1.1
Total Personal Lines	8,854	12.5	6,840	11.4	2,885	5.9
Commercial Lines	1,416	13.0	1,136	10.6	123	1.2
Other indemnity[2]	(21)	NM	(18)	NM	(16)	NM
Total underwriting operations	$10,249	12.6%	$7,958	11.2%	$2,992	5.1%
1 Included in the underwriting profit of the personal vehicles agency and direct businesses is $560 million and $664 million, respectively, of expense related to Florida policyholder credit expense for 2025.
2 Underwriting margins for our other indemnity businesses are not meaningful (NM) due to the low level of premiums earned by, and the variability of loss costs in, such businesses.
The increase in our underwriting profit margin on a year-over-year basis for 2025 was primarily due to a 3.2 point decrease in our companywide loss and LAE ratio, mostly driven by lower personal and commercial auto accident frequency, lower weather-related catastrophe losses, and favorable prior accident years development. The impact of the more favorable loss and LAE experience in 2025 was partially offset by a 1.8 point increase in our companywide underwriting expense ratio, driven in part by the 1.5 point increase related to the Florida policyholder credits expense in 2025.
See the Losses and Loss Adjustment Expenses (LAE) section below for further discussion of our catastrophe losses, auto frequency and severity trends, and reserve development recognized during the periods and the Underwriting Expenses section for further discussion of our advertising and non-acquisition expenses.
App.-A-55

Further underwriting results for our Personal Lines business, Commercial Lines business, and our underwriting operations in total, were as follows:

Underwriting Performance[1]	2025	2024	2023
Personal Lines
Vehicles
Agency
Loss & loss adjustment expense ratio	65.3	67.7	77.0
Underwriting expense ratio[2]	20.1	18.4	18.1
Combined ratio[2]	85.4	86.1	95.1
Direct
Loss & loss adjustment expense ratio	68.0	69.8	78.4
Underwriting expense ratio[2]	22.1	19.9	14.3
Combined ratio[2]	90.1	89.7	92.7
Property
Loss & loss adjustment expense ratio	45.7	69.3	69.6
Underwriting expense ratio	29.4	29.0	29.3
Combined ratio	75.1	98.3	98.9
Total Personal Lines
Loss & loss adjustment expense ratio	65.9	68.9	77.4
Underwriting expense ratio[2]	21.6	19.7	16.7
Combined ratio[2]	87.5	88.6	94.1
Commercial Lines
Loss & loss adjustment expense ratio	66.4	70.1	79.0
Underwriting expense ratio	20.6	19.3	19.8
Combined ratio	87.0	89.4	98.8
Total Underwriting Operations
Loss & loss adjustment expense ratio	65.9	69.1	77.6
Underwriting expense ratio	21.5	19.7	17.3
Combined ratio	87.4	88.8	94.9
Accident year – Loss & loss adjustment expense ratio[3]	67.6	69.7	75.7
1 Ratios are expressed as a percentage of net premiums earned. Fees and other revenues are netted against either loss adjustment expenses or underwriting expenses in the ratio calculations, based on the underlying activity that generated the revenue.
2 Included in both the underwriting expense and the combined ratios for the personal vehicles agency and direct businesses are 1.9 points and 1.7 points, respectively, of expense related to the Florida policyholder credit for 2025. Excluding the policyholder credit, the total Personal Lines underwriting expense and combined ratios would have been 1.7 points lower for 2025.
3 The accident year ratios include only the losses that occurred during each respective year. As a result, accident period results will change over time, either favorably or unfavorably, as we revise our estimates of loss costs when payments are made or reserves for that accident year are reviewed.
App.-A-56

Losses and Loss Adjustment Expenses (LAE)

(millions)	2025	2024	2023
Change in net loss and LAE reserves	$4,933	$4,970	$4,800
Paid losses and LAE	49,026	44,090	40,855
Total incurred losses and LAE	$53,959	$49,060	$45,655
Claims costs, our most significant expense, represent payments made, and estimated future payments to be made, to or on behalf of our policyholders, including expenses needed to adjust or settle claims. Claims costs are a function of loss severity and frequency and, for our personal auto and core commercial auto businesses, are influenced by inflation and driving patterns, among other factors, some of which are discussed below. In our personal property business, severity is primarily a function of construction costs and the age and complexity of the structure, among other factors. Accordingly, anticipated changes in these factors are taken into account when we establish premium rates and loss reserves. Loss reserves are estimates of future costs and our reserves are adjusted as underlying assumptions change and information develops. See V. Critical Accounting Estimates for a discussion of the effect of changing estimates.
Our total loss and LAE ratio decreased 3.2 points in 2025 and 8.5 points in 2024, each compared to the prior year. During 2025, the decrease in the ratio was primarily driven by lower auto accident frequency, a decrease in catastrophe losses, and favorable prior accident years reserve development. On an accident year basis, our loss and LAE ratio decreased 2.1 points and 6.0 points in 2025 and 2024, respectively, compared to the prior years.
We experienced severe weather conditions in several areas of the country during each of the last three years. Hurricanes, hail storms, tornadoes, and wind activity generally contribute to catastrophe losses. The following table shows our consolidated catastrophe losses and related combined ratio point impact, excluding loss adjustment expenses, for the years ended December 31:

	2025			2024			2023
($ in millions)	$	Points[1]		$	Points[1]		$	Points[1]
Personal Lines
Vehicles	$1,113	1.6	pts.	$1,693	3.0	pts.	$1,094	2.4 pts.
Property	324	10.4		741	24.8		659	25.8
Total Personal Lines	1,437	2.0		2,434	4.1		1,753	3.6
Commercial Lines	41	0.4		80	0.7		41	0.4
Total catastrophe losses incurred	$1,478	1.8	pts.	$2,514	3.6	pts.	$1,794	3.1	pts.
1 Represents catastrophe losses incurred during the year, including the impact of reinsurance, as a percent of net premiums earned for each segment.
During 2025, our catastrophe losses reflected severe weather throughout the United States. We have responded, and plan to continue to respond, promptly to catastrophic events when they occur in order to provide high-quality claims service to our customers.
Changes in our estimate of our ultimate losses on catastrophes currently reserved, along with potential future catastrophes, could have a material impact on our financial condition, cash flows, or results of operations. We reinsure various risks including, but not limited to, catastrophic losses. We do not have catastrophe-specific reinsurance for our personal auto, special lines, or core commercial auto businesses. For our personal property business and certain BOP product coverages, reinsurance programs include catastrophe per occurrence excess of loss contracts and aggregate excess of loss contracts. We also purchase excess of loss reinsurance on our workers’ compensation insurance and our higher-limit commercial auto liability product offered by our Fleet & Specialty business and on certain BOP product coverages.
We evaluate our reinsurance programs during the renewal process, if not more frequently, to ensure our programs continue to effectively address the company’s risk tolerance. As a result, during 2025, we entered into new reinsurance contracts under our per occurrence excess of loss program for our property business that covers losses from June 1, 2025 through May 31, 2026. This program is comprised of privately placed reinsurance, reinsurance placed through catastrophe bond transactions, and coverage obtained through the Florida Hurricane Catastrophe Fund (FHCF). The reinsurance program has a retention threshold for losses and allocated loss adjustment expenses (ALAE) from a single catastrophic event of $200 million for a storm outside of Florida and $75 million for a storm in Florida. For losses that exceed $200 million, we also retain a percent of the first reinsurance layer, up to $48 million, after applying FHCF coverage. In general, as of December 31, 2025, this program includes coverage for $2.0 billion in losses and ALAE with additional substantial coverage for a second or third hurricane. When including coverage specific to Florida, including the FHCF, this program’s coverage reaches an estimated $2.2 billion.
From June 1, 2025 through December 31, 2025, which covers the hurricane season, we had shared limit coverage in our reinsurance program that provided $175 million of coverage for named storms. We renewed this coverage from May 31, 2026 through December 31, 2026. This reinsurance arrangement can, depending on the
App.-A-57

circumstances, provide coverage for a significant covered event, or provide coverage for aggregate losses under our occurrence excess of loss retention. During 2025, we ceded no losses under this coverage.
During 2025, our personal property business also had an aggregate excess of loss program structure with multiple layers providing for catastrophe losses and ALAE. No losses were ceded under this aggregate excess of loss agreement during 2025. In January 2026, a new aggregate excess of loss program was entered for claims occurring in 2026. The 2026 program provides a higher coverage limit than the 2025 program and includes coverage for named storms and other types of perils (e.g., wildfires, winter storms, severe thunderstorms). This program has retention thresholds of $550 million and $750 million and provides coverage up to $300 million.
While the total coverage limit and per-event retention will evolve to fit the growth of our business, we expect to remain a consistent purchaser of reinsurance coverage. While the availability of reinsurance is subject to many forces outside of our control, the types of reinsurance that we elected to purchase during 2025 and in early 2026, were readily available and competitively priced. On a year-over-year basis, we did not incur a material change in the aggregate costs of our reinsurance programs. See Item 1A, Risk Factors in our 2025 Form 10-K, for a discussion of certain risks related to catastrophe events. For further details and additional discussion on our reinsurance programs, see Item 1, Business – Reinsurance in our 2025 Form 10-K and Note 7 – Reinsurance for a discussion of our various reinsurance programs.
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
On a calendar-year basis, the change in total personal auto incurred severity (i.e., average cost per claim, including both paid losses and the change in case reserves) over the prior-year periods was as follows:

Coverage Type	2025	2024	2023
Bodily injury	10%	6%	10%
Collision	3	(2)	5
Personal injury protection	(2)	(2)	2
Property damage	4	(1)	9
Total	6	1	8
The year-over-year increase in total severity was predominantly driven by more large losses, higher medical costs, and increased bodily injury coverage reserves due to a higher rate of plaintiff-attorney represented claims.
On a calendar-year basis, the incurred severity in our core commercial auto products increased 4% in 2025, compared to 9% and 6% in 2024 and 2023, respectively. The increase in 2025 was due, in part, to an increase in large losses and more litigated claims in bodily injury, partially offset by a shift in the mix of business to lower severity BMTs. Since the loss patterns in the core commercial auto products are not indicative of our other commercial auto products (i.e., TNC and Fleet & Specialty businesses), disclosing severity and frequency trends excluding those businesses is more representative of our overall experience for the majority of our commercial auto products.
It is a challenge to estimate future severity, but we continue to monitor changes in the underlying costs, such as tariffs, general inflation, used car prices, vehicle repair costs, medical costs, health care reform, court decisions, and jury verdicts, along with regulatory changes and other factors that may affect severity.
The change in total personal auto products incurred frequency, on a calendar-year basis, over the prior-year periods, was as follows:

Coverage Type	2025	2024	2023
Bodily injury	(1)%	(3)%	2%
Collision	(5)	(8)	(7)
Personal injury protection	(4)	(4)	2
Property damage	(2)	(4)	0
Total	(3)	(5)	(2)

App.-A-58

The year-over-year decrease in frequency for 2025, in part, reflects a shift in the mix of business to a more preferred tier of customers (i.e., Wrights and Robinsons).
On a calendar-year basis, our core commercial auto products’ incurred frequency decreased 10% in 2025 and 7% in 2024, compared to an increase of 2% in 2023. The decrease in frequency for 2025 was, in part, due to a shift in the mix of business and lower vehicle miles traveled, compared to 2024.
We closely monitor changes in frequency, but the degree or direction of near-term frequency change is not something that we are able to predict with any certainty. We will continue to analyze trends to distinguish changes in our experience from other external factors, such as changes in the number of vehicles per household, miles driven, vehicle usage, gasoline prices, advances in vehicle safety, and unemployment rates, versus those resulting from shifts in the mix of our business, changes in driving patterns, and the ridesharing economy, to allow us to react quickly to price for these trends and to reserve more accurately for our loss exposures.
The table below presents the actuarial adjustments implemented and the loss reserve development experienced on a companywide basis in the years ended December 31:

($ in millions)	2025		2024		2023
Actuarial Adjustments
Reserve decrease (increase)
Prior accident years	$317		$(123)		$(454)
Current accident year	390		530		(587)
Calendar-year actuarial adjustments	$707		$407		$(1,041)
Prior Accident Years Development
Favorable (unfavorable)
Actuarial adjustments	$317		$(123)		$(454)
All other development	1,077		539		(640)
Total development	$1,394		$416		$(1,094)
(Increase) decrease to calendar-year combined ratio	1.7	pts.	0.6	pts.	(1.9)	pts.
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
For the Personal Lines vehicle products and the Commercial Lines business, development for catastrophe losses would be reflected in “all other development,” to the extent they relate to prior year reserves. For our Personal Lines property business, 100% of catastrophe losses are reviewed monthly, and any development on catastrophe reserves are included as part of the actuarial adjustments. We report these actuarial adjustments separately for the current and prior accident years to reflect these adjustments as part of the total prior accident years development.

“All other development” represents claims settling for more or less than reserved, emergence of unrecorded claims at rates different than anticipated in our incurred but not recorded (IBNR) reserves, and changes in reserve estimates on specific claims. Our objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while incurring minimal variation from the date the reserves are initially established until losses are fully developed. Our ability to meet this objective is impacted by many factors, such as the factors impacting estimates described above.
As reflected in the table above, we experienced favorable prior accident years development during 2025 and 2024, compared to unfavorable development in 2023. The favorable development during 2025 was, in part, due to lower than anticipated severity and frequency in Florida, and to a lesser extent, lower than anticipated litigation defense costs in the majority of states and lower than anticipated personal auto payments related to reopened property damage claims that were previously closed. See Note 6 – Loss and Loss Adjustment Expense Reserves and V. Critical Accounting Estimates for a more detailed discussion of our prior accident years development.

App.-A-59

Underwriting Expenses
Underwriting expenses include policy acquisition costs, other underwriting expenses, and policyholder credit expense. The underwriting expense ratio is our underwriting expenses, net of certain fees and other revenues, expressed as a percentage of net premiums earned. For 2025, our underwriting expense ratio increased 1.8 points, compared to 2024, primarily attributable to the $1.2 billion of Florida policyholder credit expense recorded during 2025, which contributed a 1.5 point unfavorable impact.
We invested heavily in advertising during 2025 to capture consumer shopping, and will continue to advertise to maximize growth, as long as we remain on track to achieve our profitability goal and can acquire customers at or below our target acquisition cost. For 2025, our total companywide advertising costs were $5.1 billion, compared to $4.0 billion in 2024, or 0.6 points greater, and exceeded the amount of advertising spend for any previous annual period.
To analyze underwriting expenses, we also review our non-acquisition expense ratio (NAER), which excludes costs related to policy acquisition (e.g., advertising and agency commissions) from our underwriting expense ratio. By excluding acquisition costs from our underwriting expense ratio, we are able to understand costs other than those necessary to acquire new policies and grow the business. In 2025, our NAER decreased 0.2 points in our personal vehicle business (excluding policyholder credit expense), compared to 2024, and increased 1.0 points and 0.7 points in our personal property and core commercial auto businesses, respectively. We remain committed to efficiently managing operational non-acquisition expenses.
App.-A-60

C. Growth
For our underwriting operations, we analyze growth in terms of both premiums and policies. Net premiums written represent the premiums from policies written during the period, less any premiums ceded to reinsurers. Net premiums earned, which are a function of the premiums written in the current and prior periods, are generally earned as revenue over the life of the policy using a daily earnings convention. Policies in force, our preferred measure of growth since it removes the variability due to rate changes or mix shifts, represents all policies for which coverage was in effect as of the end of the period specified.

For the years ended December 31,	2025		2024		2023
($ in millions)	$	% Change	$	% Change	$	% Change
Net Premiums Written
Personal Lines
Vehicles
Agency	$29,825	11%	$26,967	21%	$22,278	22%
Direct	39,631	19	33,432	27	26,303	26
Property	3,102	1	3,071	8	2,831	18
Total Personal Lines	72,558	14	63,470	23	51,412	23
Commercial Lines	10,613	(3)	10,953	8	10,138	8
Other indemnity[1]	3	NM	1	NM	0	NM
Total underwriting operations	$83,174	12%	$74,424	21%	$61,550	20%
Net Premiums Earned
Personal Lines
Vehicles
Agency	$29,382	15%	$25,640	21%	$21,198	19%
Direct	38,280	22	31,458	26	25,015	24
Property	3,116	4	2,993	17	2,552	12
Total Personal Lines	70,778	18	60,091	23	48,765	21
Commercial Lines	10,881	2	10,707	8	9,899	9
Other indemnity[1]	2	NM	1	NM	1	NM
Total underwriting operations	$81,661	15%	$70,799	21%	$58,665	19%
NM = Not meaningful
[1] Includes other underwriting business and run-off operations.

December 31,	2025		2024		2023
(# in thousands)	#	% Change	#	% Change	#	% Change
Policies in Force
Personal Lines
Agency – auto	10,787	10%	9,778	17%	8,336	7%
Direct – auto	15,993	14	13,996	25	11,190	10
Special lines	6,998	7	6,520	9	5,969	7
Property	3,650	4	3,517	14	3,096	9
Total Personal Lines	37,428	11	33,811	18	28,591	9
Commercial Lines	1,191	4	1,141	4	1,099	5
Total	38,619	10%	34,952	18%	29,690	9%
To analyze growth, we review new policies, rate levels, and the retention characteristics of our segments. Although new policies are necessary to maintain a growing book of business, we recognize the importance of retaining our current customers as a critical component of our continued growth.

App.-A-61

D. Personal Lines
Our Personal Lines segment offers personal vehicle (personal auto and special lines) and residential property insurance products to consumers, with the operating goal of optimizing the number of insured products within our policyholders’ households. In our discussion below, we report our personal auto and personal property business results separately as components of our Personal Lines segment to provide a further understanding of our products. Our personal auto business discussions are further separated between the agency and direct distribution channels. For 2025, 42% of our personal auto business net premiums was written through the agency channel and 58% was written through the direct channel. For 2025, consumer segment results varied by channel, as discussed below, and our total personal auto business experienced overall growth in policies in force, new business applications, quotes, and conversion, compared to 2024.
Personal Auto - Agency
The year-over-year changes in our personal auto agency business were as follows:

	2025	2024	2023
Applications
New	5%	32%	15%
Renewal	17	8	6
Total	15	13	8
Written premium per policy
New	(5)	5	7
Renewal	(3)	9	13
Total	(3)	8	12
Policy life expectancy
Trailing 3 months	(7)	(3)	23
Trailing 12 months	(6)	2	29
The personal auto agency business includes business written by more than 40,000 independent insurance agencies that represent Progressive, as well as brokerages in New York and California. During 2025, we generated new agency personal auto application growth in 31 states and the District of Columbia, including 7 of our top 10 largest agency states.
Compared to the prior year, new application and policies in force growth varied by consumer segment:
•Sams experienced a single digit increase in policies in force, with substantial growth in new applications during 2025;
•Dianes experienced moderate policies in force and new application growth during 2025;
•Wrights experienced strong policies in force growth, with flat new application growth; and
•Robinsons experienced flat policies in force growth, with negative new application growth due to restrictions on new homeowners applications.

During 2025, on a year-over-year basis, we experienced an increase in agency personal auto quote volume of 6%, with a rate of conversion (i.e., converting a quote to a sale) decrease of 1%. All consumer segments saw an increase in quote volume, except Robinsons, who saw a moderate decrease, compared to 2024. Conversion decreased for Robinsons and Wrights, while Sams and Dianes saw a low single digit increase.
The decline in new applications, quotes, and conversion for Robinsons, compared to 2024, was due to several initiatives implemented in our personal property business that were focused on improving profitability, as discussed in the Personal Property section below. These initiatives, which began during the second half of 2024, focused primarily on home and condo coverages and impacted growth in bundled personal auto and homeowners policies.
Our personal agency auto rates experienced a slight decrease during 2025. The decrease in written premium per policy for new and renewal personal auto agency business during 2025, compared to 2024, was, in part, attributable to rate decreases in certain markets, including Florida, and a shift in the mix of business, including a shift to a higher percentage of 6-month policies, which have about half the amount of net premiums written as policies with 12-month terms.
The trailing 3- and 12-month policy life expectancy in the personal auto agency business experienced decreases during 2025 on year-over-year basis. We believe the decreases were primarily driven by a shift in the mix of business, including changes in billing plans offered to customers, as well as policy replacements due to increased consumer shopping and price sensitivity. As previously discussed, due in part to the efforts of our customer preservation team, during the year we saw an increase in existing customers who went through our new customer quote process to either modify existing coverage or to find a lower rate. As a result, some of these customers replaced their existing policies with new Progressive policies, which negatively impacted policy life expectancy, but retained the customer.
App.-A-62

Personal Auto - Direct
The year-over-year changes in our personal auto direct business were as follows:

	2025	2024	2023
Applications
New	11%	51%	15%
Renewal	21	11	13
Total	19	19	13
Written premium per policy
New	3	9	5
Renewal	1	8	11
Total	1	7	10
Policy life expectancy
Trailing 3 months	(12)	(3)	6
Trailing 12 months	(8)	(7)	19
The personal auto direct business includes business written directly by Progressive online or by phone. For 2025, we generated new direct personal auto application growth in 42 states and the District of Columbia, including 8 of our top 10 largest direct states, with Sams and Dianes experiencing strong new application growth, while Wrights and Robinsons experienced moderate growth during the period. At the end of 2025, policies in force grew around 15% in each consumer segment, compared to the end of 2024.
During 2025, we experienced an increase in direct personal auto quote volume of 5% with a rate of conversion increase of 6%, compared to 2024, primarily driven by the increased advertising spend and our competitiveness in the marketplace. All consumer segments saw an increase in quote volume in 2025, with all consumer segments experiencing an increase in the rate of conversion, except Robinsons, who saw a slight decline.
The personal property profitability initiatives that negatively affected Robinsons new application, quote, and conversion growth in the agency channel were not as impactful to the direct channel as the majority of the property business bundled with personal auto in the direct channel is written through unaffiliated third-party carriers, which remained available even when we restricted writing our personal property products.
Our personal direct auto rates were relatively stable during 2025, resulting in relatively steady written premium per policy for 2025, compared to 2024.
Our trailing 3- and 12-month policy life expectancy in the direct auto business experienced decreases in retention during 2025, compared to 2024. We believe the driver of these changes was due to a shift in the mix of business, including changes in billing plans offered to customers, and increased shopping and price sensitivity where we saw an increase in the number of existing customers who went through our new customer quote process to either modify existing coverage or to find a lower rate. As a result, some of these customers replaced their existing policies with new Progressive policies, which negatively impacted policy life expectancy, but retained the customer.
Personal Property
The year-over-year changes in our personal property business were as follows:

	2025	2024	2023
Applications
New	(4)%	31%	15%
Renewal	12	6	5
Total	6	14	8
Written premium per policy
New	(26)	(15)	5
Renewal	(5)	2	13
Total	(7)	(5)	10
Policy life expectancy Trailing 12 months	(12)	(12)	15
Our personal property business writes residential property insurance for homeowners and renters, umbrella, and flood insurance through the “Write Your Own” program for the National Flood Insurance Program. Our personal property business insurance is written in the agency and direct channels.
In addition to reducing our geographic footprint in more volatile weather-related markets (e.g., coastal and hail-prone states), we continued to focus on achieving profitability goals in markets that are less susceptible to catastrophes for our homeowners product, which we define as our total personal property business excluding renters and umbrella products. In the growth-oriented markets, homeowners product policies in force decreased 1% on a year-over-year basis as of December 31, 2025. Policies in force decreased 16% in the volatile weather-related markets as of the end of 2025, compared to 2024.
We believe our actions taken to address profitability, which began in the second half of 2024 and continued through 2025, adversely impacted new business application growth. During 2025, we continued several initiatives, including: (i) prioritizing insuring lower-risk properties (e.g., new construction, existing homes with newer roofs); (ii) having underwriting restrictions in place in the majority of states, to only accept new homeowners product business when the property policy is bundled with a Progressive personal auto policy, where permitted; (iii) restricting new business and non-renewing policies that provide coverage for non-owner-occupied properties (e.g., short-term vacation rental, secondary residence, etc.) in the majority of states; and, (iv) expanding our cost sharing with policyholders through mandatory wind and hail deductibles and roof depreciation schedules in markets where permitted. During the third quarter 2025, we began to take actions in certain markets to generate new business growth at the state level based on our concentration risks, product segmentation, rate
App.-A-63

adequacy, cost sharing execution, and regulatory and market conditions. Some of these actions include expanding agency relationships and reopening new business in certain agency and direct channel markets.
Our written premium per policy decreased on a year-over-year basis for 2025, primarily attributable to a shift in the mix of business to more renters policies, which have lower average written premiums, and a decline in homeowners policies in force in both volatile weather-related markets and non-owner-occupied properties, which both have higher average premiums. The effect of these declines were partially offset by rate increases taken during the last 12 months and higher premium coverages reflecting increased property values. During 2025, we increased rates, in aggregate, about 10% in our personal property business. We intend to continue to make targeted rate increases in states where we are not achieving our profitability goals.
The policy life expectancy in our personal property business shortened as of the end of 2025, compared to 2024, which we believe is primarily driven by a shift in the mix of business to more renters policies, our previously discussed rate increases, increased competition in the marketplace, and the non-renewals for certain policies in volatile weather markets.
E. Commercial Lines
The following table and discussion focuses on our core commercial auto products, which accounted for about 80% of our Commercial Lines segment 2025 net premiums written. Year-over-year changes in our core commercial auto products were as follows:

	2025	2024	2023
Applications
New	1%	8%	4%
Renewal	6	1	4
Total	4	4	4
Written premium per policy
New	(7)	(1)	(3)
Renewal	(6)	8	6
Total	(6)	5	3
Policy life expectancy Trailing 12 months	10	(14)	(12)
For 2025, on a year-over-year basis, core commercial auto new application growth was positive in all BMTs, except for-hire transportation, which was impacted by rate and non-rate actions taken to address profitability challenges and, to a lesser extent, the continued decline in the number of active motor carriers in this BMT. Policies in force grew in all of our BMTs, except in the for-hire transportation and for-hire specialty BMTs, compared to 2024. For 2025, quote volume and the rate of conversion increased about 3% and decreased about 2%, respectively, in our core commercial auto products, compared to 2024.
The effect the previously discussed rate increases had on written premium per policy for our core commercial auto business was offset by a shift in the mix of business, primarily driven by decreased demand for products in our for-hire transportation BMT. Written premium per policy was also impacted by a shift to a greater mix of policies with 6-month terms in our contractor and business auto BMTs, which have about half the amount of net premiums written as 12-month policies. During 2025, we increased rates, in aggregate, about 9% in our core commercial auto products. We will continue to evaluate our rate need and adjust rates as we deem necessary.
Our policy life expectancy increased in all BMTs, except in for-hire specialty, as of the end of 2025, compared to 2024. We believe this improvement was due to a shift in the mix of business to BMTs with historically higher policy life expectancies, moderation of our rate increases, and various initiatives, such as payment and renewal reminders.

App.-A-64

IV.  RESULTS OF OPERATIONS – INVESTMENTS
A. Investment Results
Our management philosophy governing the portfolio is to evaluate investment results on a total return basis. The fully taxable equivalent (FTE) total return includes recurring investment income, adjusted to a fully taxable amount for certain securities that receive preferential tax treatment (e.g., municipal securities), and total net realized, and changes in total net unrealized, gains (losses) on securities.
The following summarizes investment results for the years ended December 31:

	2025	2024	2023
Pretax recurring investment book yield	4.1%	3.9%	3.1%
FTE total return:
Fixed-income securities	7.0	3.8	5.4
Common stocks	16.8	22.9	26.7
Total portfolio	7.3	4.6	6.3
The increase in the book yield during 2025 and 2024, primarily reflected investing new cash from insurance operations, and proceeds from maturing bonds, in higher coupon rate securities. For each year, the change in the fixed-income portfolio FTE total return, compared to prior year, primarily reflected movement in U.S. Treasury yields year-over-year. The common stock FTE total return reflected general market conditions.
A further break-down of our FTE total returns for our fixed-income portfolio for the years ended December 31, follows:

	2025	2024	2023
Fixed-income securities:
U.S. government	7.1%	2.2%	4.6%
State and local government	6.2	3.9	5.9
Foreign government	8.2	(3.7)	6.4
Corporate and other debt	7.0	4.9	7.1
Residential mortgage-backed	6.7	7.8	9.2
Commercial mortgage-backed	7.7	10.4	6.9
Other asset-backed	5.5	6.2	7.2
Nonredeemable preferred stocks	6.8	8.8	1.4
Short-term investments	4.5	5.8	5.0

App.-A-65

B. Portfolio Allocation
The composition of the investment portfolio at December 31, was:

($ in millions)	Fair Value	% of Total Portfolio	Duration (years)	Average Rating[1]
2025
U.S. government	$43,298	44.5%	5.4	AA+
State and local government	3,303	3.4	2.6	AA+
Foreign government	17	0	0.7	AAA
Corporate and other debt	19,991	20.5	2.6	BBB+
Residential mortgage-backed	3,175	3.3	2.3	AA+
Commercial mortgage-backed	5,973	6.1	1.4	AA-
Other asset-backed	7,109	7.3	1.2	AA
Nonredeemable preferred stocks	404	0.4	1.0	BB+
Short-term investments	10,005	10.3	<0.1	AA-
Total fixed-income securities	93,275	95.8	3.4	AA-
Common equities	4,098	4.2	na	na
Total portfolio[2]	$97,373	100.0%	3.4	AA-

2024
U.S. government	$45,988	57.3%	4.1	AA+
State and local government	2,778	3.5	2.5	AA+
Foreign government	16	0	1.6	AAA
Corporate and other debt	13,954	17.4	2.6	BBB+
Residential mortgage-backed	1,601	2.0	2.6	AA
Commercial mortgage-backed	4,352	5.4	1.9	A+
Other asset-backed	6,643	8.3	1.2	AA+
Nonredeemable preferred stocks	728	0.9	1.4	BBB-
Short-term investments	615	0.7	<0.1	AA-
Total fixed-income securities	76,675	95.5	3.3	AA-
Common equities	3,575	4.5	na	na
Total portfolio[2]	$80,250	100.0%	3.3	AA-
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
2 At December 31, 2025 and 2024, we had $200 million and $125 million, respectively, of net unsettled security transactions included in accounts payable, accrued expenses, and other liabilities on our consolidated balance sheets.
The total fair value of the portfolio at December 31, 2025 and 2024, included $13.0 billion and $6.2 billion, respectively, of securities held in a consolidated, non-insurance subsidiary of the holding company, net of any unsettled security transactions. A portion of these investments were sold and proceeds used to pay our common share dividends in January 2026 and 2025; see Note 14 – Dividends for additional information.
Our asset allocation strategy is to maintain 0%-25% of our portfolio in Group I securities, with the balance (75%-100%) of our portfolio in Group II securities.
Group I securities, 6% of the total portfolio at December 31, 2025, include:
•common equities,
•nonredeemable preferred stocks,
•redeemable preferred stocks, except for 50% of investment-grade redeemable preferred stocks with cumulative dividends, which are included in Group II, and
•all other non-investment-grade fixed-maturity securities.

Group II securities, 94% of the total portfolio at December 31, 2025, include:
•short-term investments, and
•all other fixed-maturity securities, including 50% of investment-grade redeemable preferred stocks with cumulative dividends.

App.-A-66

We believe this asset allocation strategy allows us to appropriately assess the risks associated with these securities for capital purposes and is in line with the treatment by our regulators. Non-investment-grade fixed-maturity securities are determined by National Association of Insurance Commissioners (NAIC) and nationally recognized statistical rating organizations (NRSROs) as applicable.
Our common equities portfolio is primarily indexed to the Russell 1000, with a goal of a +/- 50bps GAAP income targeted total return tracking error.
See Note 2 – Investments for a further break-out of our portfolio.
Unrealized Gains and Losses
As of December 31, 2025, our fixed-maturity portfolio had a total after-tax net unrealized gain, which is recorded as part of accumulated other comprehensive income (loss) on our consolidated balance sheet, of $0.1 billion, compared to a total after-tax net unrealized loss of $1.4 billion at December 31, 2024. The improvement of the total net unrealized balance over the prior year, and shift from a loss to a gain, was due to valuation increases across all fixed-maturity sectors. Our U.S. government, corporate and other debt, and commercial mortgage-backed portfolios had the most significant valuation increases. Lower interest rates and, in some cases, tighter credit spreads drove strong portfolio performance.
See Note 2 – Investments for a further break-out of our gross unrealized gains (losses).
Fixed-Income Securities
The fixed-income portfolio is managed internally and includes fixed-maturity securities, short-term investments, and nonredeemable preferred stocks. Following are the primary exposures for the fixed-income portfolio.
Interest Rate Risk This risk includes the change in value resulting from movements in the underlying market rates of debt securities held. We manage this risk by maintaining the portfolio’s duration (a measure of the portfolio’s exposure to changes in interest rates) between 1.5 and 5.0 years. The duration of the fixed-income portfolio was 3.4 years at December 31, 2025, compared to 3.3 years at December 31, 2024. The distribution of duration and convexity (i.e., a measure of the speed at which the duration of a security is expected to change based on a rise or fall in interest rates) is monitored on a regular basis.
The duration distribution of our fixed-income portfolio, excluding short-term investments, represented by the interest rate sensitivity of the comparable benchmark U.S. Treasury Notes, at December 31, was:

Duration Distribution	2025	2024
1 year	11.8%	9.6%
2 years	9.2	8.2
3 years	19.5	29.5
5 years	28.2	43.6
7 years	19.4	8.2
10 years	11.9	0.9
Total fixed-income portfolio	100.0%	100.0%

Credit Risk This exposure is managed by maintaining a minimum weighted average portfolio credit quality rating, as defined by NRSROs. Effective January 1, 2025, we moved our internal rating guideline to A, down from an A+, in light of the downgrade of the U.S. government securities.
At both December 31, 2025 and 2024, our weighted average credit quality rating was AA-. The credit quality distribution of our fixed-income portfolio at December 31, was:

Average Rating[1]	2025	2024
AAA	13.2%	12.6%
AA	59.6	64.2
A	8.8	6.4
BBB	17.1	15.7
Non-investment-grade/non-rated:
BB	1.1	0.8
B	0.1	0.2
Non-rated	0.1	0.1
Total fixed-income portfolio	100.0%	100.0%
1 The ratings in the table above are assigned by NRSROs.
Concentration Risk Our investment constraints limit investment in a single issuer, other than U.S. Treasury Notes or a state’s general obligation bonds, to 2.5% of shareholders’ equity, while the single issuer guideline on preferred stocks and/or non-investment-grade debt is 1.25% of shareholders’ equity. Additionally, the guideline applicable to any state’s general obligation bonds is 6% of shareholders’ equity. We consider concentration risk both overall and in the context of individual asset classes and sectors in our portfolio. At December 31, 2025 and 2024, we were within all of the constraints described above.

App.-A-67

Prepayment and Extension Risk We are exposed to this risk especially in our asset-backed (i.e., structured product) and preferred stock portfolios. Prepayment risk includes the risk of early redemption of security principal that may need to be reinvested at less attractive rates. Extension risk includes the risk that a security will not be redeemed when anticipated, and that the security that is extended will have a lower yield than a security we might be able to obtain by reinvesting the expected redemption principal. Our holdings of different types of structured debt and preferred securities help manage this risk. During 2025 and 2024, we did not experience significant adverse prepayment or extension of principal relative to our cash flow expectations in the portfolio.
Liquidity Risk Our overall portfolio remains very liquid and we believe that it is sufficient to meet expected near-term liquidity requirements. The short-to-intermediate duration of our portfolio provides a source of liquidity. During 2026, we expect approximately $9.6 billion, or 24%, of principal repayment from our fixed-income portfolio, excluding U.S. government securities and short-term investments. Cash from interest and dividend payments provides an additional source of recurring liquidity.
The duration of our U.S. government securities, which are included in the fixed-income portfolio, was comprised of the following at December 31, 2025:

($ in millions)	Fair Value	Duration (years)
Less than one year[1]	$257	0.6
One to two years	462	1.2
Two to three years	2,311	2.5
Three to five years	10,265	3.9
Five to seven years	20,958	5.5
Seven to ten years	9,045	8.0
Total U.S. government	$43,298	5.4
1 Excludes $7,919 million of U.S. treasury bills included in short-term investments.
ASSET-BACKED SECURITIES
The following table details the credit quality rating of our asset-backed securities at December 31, 2025:

(millions) Average Rating[1]	Residential Mortgage-Backed	Commercial Mortgage-Backed	Other Asset-Backed	Total
AAA	$2,361	$3,182	$4,751	$10,294
AA	118	1,013	95	1,226
A	555	578	811	1,944
BBB	139	831	1,415	2,385
Non-investment-grade/non-rated:
BB	0	356	37	393
B	0	13	0	13
CCC and lower	1	0	0	1
Non-rated	1	0	0	1
Total fair value	$3,175	$5,973	$7,109	$16,257
1 The credit quality ratings are assigned by NRSROs.
Our residential mortgage-backed portfolio consists of deals that are backed by high-credit quality borrowers and/or those that have strong structural protections through underlying loan collateralization. The fair value of this portfolio grew by $1.6 billion in 2025 and new purchases were concentrated in high-quality investment-grade securities and contained both fixed-rate and adjustable residential mortgages. We viewed this sector as having attractive risk-adjusted spreads and potential returns.

The commercial mortgage-backed portfolio fair value grew by $1.6 billion in 2025 as we viewed the absolute and relative value of commercial mortgage-backed spreads as attractive. The growth in the portfolio was primarily a result of purchases of new issue investment-grade securities backed by single-borrower transactions across various sectors including apartments, logistics, grocery-anchored retail, life sciences, and self-storage. We maintained a preference for geographically diversified portfolios or high-quality single assets leased to creditworthy tenants.
App.-A-68

A further break-down of our other asset-backed securities (OABS) at December 31, 2025:

(millions) Average Rating	Automobile	Collateralized Loan Obligations	Student Loan	Whole Business Securitizations	Equipment	Other	Total
AAA	$2,271	$1,339	$41	$0	$815	$285	$4,751
AA	3	49	1	0	42	0	95
A	0	0	0	0	174	637	811
BBB	0	0	0	1,374	0	41	1,415
Non-investment-grade/non-rated:
BB	0	0	0	0	0	37	37
Total fair value	$2,274	$1,388	$42	$1,374	$1,031	$1,000	$7,109
The OABS portfolio fair value grew by $0.5 billion in 2025. The growth in the portfolio was primarily the result of security purchases that were partially offset by principal paydowns on securities during the year. We selectively added securities in highly-rated senior and short-tenor debt tranches that we viewed as having attractive spreads and potential returns. Additions were made in both the new issue and secondary markets.
STATE AND LOCAL GOVERNMENT SECURITIES
The following table details the credit quality rating of our state and local government (municipal) securities at December 31, 2025:

(millions) Average Rating	General Obligations	Housing Revenue	Other Revenue	Total
AAA	$779	$329	$495	$1,603
AA	465	595	440	1,500
A	0	0	200	200
Total fair value	$1,244	$924	$1,135	$3,303
The municipal portfolio fair value grew by $0.5 billion in 2025. There was an increase in new issuances in the market and we selectively added high-quality securities with shorter maturities, which we viewed as having more favorable risk/reward profiles.
CORPORATE AND OTHER DEBT SECURITIES
The following table details the credit quality rating of our corporate and other debt securities at December 31, 2025:

(millions) Average Rating	Consumer	Industrial	Communication	Financial Services	Technology	Basic Materials	Energy	Total
AAA	$31	$0	$0	$0	$0	$0	$97	$128
AA	92	0	186	1,130	0	0	44	1,452
A	751	484	127	3,520	209	100	483	5,674
BBB	4,145	1,967	438	2,126	1,654	192	1,522	12,044
Non-investment-grade/non-rated:
BB	198	128	59	35	3	45	116	584
B	106	0	0	0	0	0	0	106
Non-rated	0	0	0	0	3	0	0	3
Total fair value	$5,323	$2,579	$810	$6,811	$1,869	$337	$2,262	$19,991
The corporate and other debt portfolio fair value grew by $6.0 billion in 2025. At December 31, 2025, corporate and other debt securities made up approximately 21% of our fixed-income portfolio compared to 18% at December 31, 2024. We continued to predominately focus on shorter-maturity investment-grade securities, which we viewed as having more favorable risk/reward profiles.

App.-A-69

NONREDEEMABLE PREFERRED STOCKS
The following table details the credit quality rating of our nonredeemable preferred stocks at December 31, 2025:

	Financial Services
(millions) Average Rating	U.S. Banks	Foreign Banks	Insurance	Other Financial	Industrials	Utilities	Total
BBB	$218	$14	$0	$33	$0	$39	$304
Non-investment-grade/non-rated:
BB	40	0	0	0	0	0	40
Non-rated	0	0	20	19	21	0	60
Total fair value	$258	$14	$20	$52	$21	$39	$404
The majority of our nonredeemable preferred securities have fixed-rate dividends until a call date and then, if not called, generally convert to floating-rate dividends. The interest rate duration is calculated to reflect the call, floor, and floating-rate features. Although a nonredeemable preferred stock will remain outstanding if not called, its interest rate duration will reflect the variable nature of the dividend. At year-end 2025, our non-investment-grade nonredeemable preferred stocks were with issuers that maintain investment-grade senior debt ratings.

We also face the risk that dividend payments could be deferred for one or more periods or skipped entirely. As of December 31, 2025, we expect all of these securities to pay their dividends in full and on time. Approximately 97% of our nonredeemable preferred stocks pay dividends that have tax preferential characteristics, while the balance pay dividends that are fully taxable.
The nonredeemable preferred stock portfolio fair value decreased by $0.3 billion in 2025. This decline was primarily due to nonredeemable preferred stocks that were called during the year.

V. CRITICAL ACCOUNTING ESTIMATES
Progressive is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates in a variety of areas. The area we view as most critical with respect to the application of estimates and assumptions is the establishment of our loss and LAE reserves.
A. Loss and LAE Reserves
Loss and LAE reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2025, we had $39.5 billion of net loss and LAE reserves (net of reinsurance recoverables on unpaid losses), which included $30.7 billion of case reserves and $8.8 billion of IBNR reserves. The following discussion focuses on our personal auto liability and commercial auto liability, including TNC, reserves since these businesses represent approximately 93% of our total carried net reserves.
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
In analyzing the ultimate accident-year loss and LAE experience, our actuarial staff reviews in detail, at the subset level, frequency (number of losses per exposure) and severity (dollars of loss per each claim), as well as the frequency and severity of our LAE costs. The loss ratio, a primary measure of loss experience, is equal to the product of frequency times severity divided by the average premium (dollars of premium per exposure). The average premium for personal and commercial auto businesses is not estimated. The actual frequency experienced will vary depending on the change in the mix in class of drivers we insure, but the IBNR frequency projections for these lines of business are generally stable in the short term, because a large majority of the parties involved in an accident report their claims within a short time period after the occurrence. The severity experienced by Progressive is much more difficult to estimate, especially for injury claims, since severity is affected by changes in underlying costs, such as medical costs, jury verdicts, judicial interpretations, and regulatory changes. In addition, severity will vary relative to the change in our mix of business by limit.
App.-A-70

Assumptions regarding needed reserve levels made by the actuarial staff take into consideration influences on available historical data that reduce the predictive nature of our projected future loss costs. Internal considerations that are process related, which generally result from changes in our claims organization’s activities, include claim closure rates, the number of claims that are closed without payment, and the level of the claims representatives’ estimates of the needed case reserve for each claim. These changes and their effect on the historical data are studied at the state level versus on a larger, less indicative, countrywide basis.
External items considered include the litigation atmosphere, changes in medical costs, and the availability of services to resolve claims. These also are better understood at the state level versus at a more macro, countrywide level. These items, as well as additional considerations such as the type of accident and change in reporting patterns, are closely monitored.
At December 31, 2025, we had $43.3 billion of carried gross reserves and $39.5 billion of net reserves. Our net reserve balance assumes that the loss and LAE severity for accident year 2025 over accident year 2024 would be 7.2% higher for personal auto liability and 6.5% higher for commercial auto liability. As discussed above, the severity estimates are influenced by many variables that are difficult to precisely quantify and which influence the final amount of claims settlements. That, coupled with changes in internal claims practices, the legal environment, and state regulatory requirements, requires significant judgment in the estimate of the needed reserves to be carried.
The following table highlights what the effect would be to our carried loss and LAE reserves, on a net basis, as of December 31, 2025, if during 2026 we were to experience the indicated change in our estimate of severity for the 2025 accident year (i.e., claims that occurred in 2025):

	Estimated Changes in Severity for Accident Year 2025
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$23,828	$24,402	$24,976	$25,550	$26,124
Commercial auto liability	11,368	11,486	11,604	11,722	11,840
Other[1]	2,923	2,923	2,923	2,923	2,923
Total	$38,119	$38,811	$39,503	$40,195	$40,887
1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2025 accident year would affect our personal auto liability reserves by $287 million and our commercial auto liability reserves by $59 million.

App.-A-71

Our 2025 year-end loss and LAE reserve balance also includes claims from prior years. Claims that occurred in 2025, 2024, and 2023, in the aggregate, accounted for approximately 93% of our reserve balance. If during 2026 we were to experience the indicated change in our estimate of severity for the total of the prior three accident years (i.e., 2025, 2024, and 2023), the effect to our year-end 2025 reserve balances would be as follows:

	Estimated Changes in Severity for Accident Years 2025, 2024, and 2023
(millions)	-4%	-2%	As Reported	+2%	+4%
Personal auto liability	$22,140	$23,558	$24,976	$26,394	$27,812
Commercial auto liability	10,908	11,256	11,604	11,952	12,300
Other[1]	2,923	2,923	2,923	2,923	2,923
Total	$35,971	$37,737	$39,503	$41,269	$43,035
1 Includes reserves for personal and commercial auto physical damage claims and our non-auto lines of business; no change in estimates is presented due to the immaterial level of these reserves.
Note: Every percentage point change in our estimate of severity for the 2025, 2024, and 2023 accident years would affect our personal auto liability reserves by $709 million and our commercial auto liability reserves by $174 million.
Our best estimate of the appropriate amount for our reserves as of year-end 2025 is included in our financial statements for the year. Our goal is to ensure that total reserves are adequate to cover all loss costs, while sustaining minimal variation from the time reserves are initially established until losses are fully developed. At the point in time when reserves are set, we have no way of knowing whether our reserve estimates will prove to be high or low, or whether one of the alternative scenarios discussed above is reasonably likely to occur. The above tables show the potential favorable or unfavorable development we will realize if our estimates miss by 2% or 4%.
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
•the impacts of epidemics, pandemics, or other widespread health risks; and
•other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the United States Securities and Exchange Commission, including, without limitation, the Risk Factors section of our Annual Report on Form 10-K for the year ending December 31, 2025.

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

App.-A-73

Supplemental Information
The Progressive Corporation and Subsidiaries
Ten Year Summary – Selected Financial Information
(unaudited)

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2025	2024	2023	2022	2021
Net premiums written	$83,174	$74,424	$61,550	$51,081	$46,405
Growth	12%	21%	20%	10%	14%
Net premiums earned	$81,661	$70,799	$58,665	$49,241	$44,369
Growth	15%	21%	19%	11%	13%
Policies in force (thousands):
Personal Lines	37,428	33,811	28,591	26,307	25,512
Growth	11%	18%	9%	3%	7%
Commercial Lines	1,191	1,141	1,099	1,046	971
Growth	4%	4%	5%	8%	18%
Total revenues	$87,671	$75,372	$62,109	$49,611	$47,702
Underwriting margins:[1]
Personal Lines	12.5%	11.4%	5.9%	3.2%	3.5%
Commercial Lines	13.0%	10.6%	1.2%	8.9%	11.1%
Total underwriting operations	12.6%	11.2%	5.1%	4.2%	4.7%
Net income attributable to Progressive	$11,308	$8,480	$3,903	$722	$3,351
Per common share - diluted	$19.23	$14.40	$6.58	$1.18	$5.66
Average equivalent common shares - diluted	588.1	587.7	587.5	587.1	587.1
Comprehensive income (loss) attributable to Progressive	$12,834	$8,673	$5,089	$(2,121)	$2,460
Total assets	$123,039	$105,745	$88,691	$75,465	$71,132
Debt outstanding	$6,897	$6,893	$6,889	$6,388	$4,899
Total shareholders’ equity	$30,323	$25,591	$20,277	$15,891	$18,232
Statutory surplus	$28,370	$27,171	$22,250	$17,880	$16,424
Common shares outstanding	586.1	585.8	585.3	584.9	584.4
Common share close price (at December 31)	$227.72	$239.61	$159.28	$129.71	$102.65
Rate of return[2]	(3.0)%	51.4%	23.2%	26.8%	10.8%
Market capitalization	$133,467	$140,364	$93,227	$75,867	$59,989
Book value per common share	$51.74	$43.69	$33.80	$26.32	$30.35
Ratios:
Return on average common shareholders’ equity:
Net income attributable to Progressive	35.3%	35.5%	22.9%	4.4%	18.6%
Comprehensive income (loss) attributable to Progressive	40.1%	36.4%	30.0%	(13.5)%	13.6%
Debt to total capital[3]	18.5%	21.2%	25.4%	28.7%	21.2%
Price to earnings	11.8	16.6	24.2	109.9	18.1
Price to book	4.4	5.5	4.7	4.9	3.4
Net premiums written to statutory surplus	2.9	2.7	2.8	2.9	2.8
Statutory combined ratio	87.1	88.2	94.3	95.3	94.8
Dividends declared per common share[4]	$13.90	$4.90	$1.15	$0.40	$1.90
Number of people employed	70,053	66,308	61,432	55,063	49,077
1 Underwriting margins are calculated as pretax underwriting profit (loss), as defined in Note 10 – Segment Information, as a percentage of net premiums earned. Policyholder credit expense is included in pretax underwriting profit (loss), as applicable.
2 Represents annual rate of return, assuming dividend reinvestment.
3 Ratio reflects debt as a percent of debt plus shareholders’ equity; redeemable noncontrolling interest is not part of this calculation.
4 Represents dividends pursuant to the dividend policy in place for the applicable year (see Note 14 – Dividends for further discussion).
App.-A-74

(millions – except ratios, policies in force, per share amounts, and number of people employed)	2020	2019	2018	2017	2016
Net premiums written	$40,569	$37,578	$32,610	$27,132	$23,354
Growth	8%	15%	20%	16%	14%
Net premiums earned	$39,262	$36,192	$30,933	$25,730	$22,474
Growth	8%	17%	20%	14%	13%
Policies in force (thousands):
Personal Lines	23,898	21,611	19,695	17,537	15,859
Growth	11%	10%	12%	11%	7%
Commercial Lines	822	751	697	647	608
Growth	9%	8%	8%	6%	9%
Total revenues	$42,658	$39,022	$31,979	$26,839	$23,441
Underwriting margins:[1]
Personal Lines	12.2%	8.9%	8.9%	6.4%	4.7%
Commercial Lines	13.0%	10.4%	13.3%	7.7%	6.4%
Total underwriting operations	12.3%	9.1%	9.4%	6.6%	4.9%
Net income attributable to Progressive	$5,705	$3,970	$2,615	$1,592	$1,031
Per common share - diluted	$9.66	$6.72	$4.42	$2.72	$1.76
Average equivalent common shares - diluted	587.6	587.2	586.7	585.7	585.0
Comprehensive income (loss) attributable to Progressive	$6,292	$4,433	$2,520	$1,941	$1,164
Total assets	$64,098	$54,895	$46,575	$38,701	$33,428
Debt outstanding	$5,396	$4,407	$4,410	$3,306	$3,148
Total shareholders’ equity	$17,039	$13,673	$10,822	$9,285	$7,957
Statutory surplus	$15,195	$13,671	$11,572	$9,664	$8,560
Common shares outstanding	585.2	584.6	583.2	581.7	579.9
Common share close price (at December 31)	$98.88	$72.39	$60.33	$56.32	$35.50
Rate of return[2]	41.4%	25.1%	9.3%	61.6%	14.7%
Market capitalization	$57,865	$42,319	$35,185	$32,761	$20,587
Book value per common share	$28.27	$22.54	$17.71	$15.96	$13.72
Ratios:
Return on average common shareholders’ equity:
Net income attributable to Progressive	35.6%	31.3%	24.7%	17.8%	13.2%
Comprehensive income (loss) attributable to Progressive	39.3%	35.0%	23.8%	21.7%	14.9%
Debt to total capital[3]	24.1%	24.4%	28.9%	26.3%	28.3%
Price to earnings	10.2	10.8	13.6	20.7	20.2
Price to book	3.5	3.2	3.4	3.5	2.6
Net premiums written to statutory surplus	2.7	2.7	2.8	2.8	2.7
Statutory combined ratio	87.9	90.5	89.9	92.8	94.8
Dividends declared per common share[4]	$4.90	$2.65	$2.5140	$1.1247	$0.6808
Number of people employed	43,326	41,571	37,346	33,656	31,721

App.-A-75

The Progressive Corporation and Subsidiaries
Performance Graph
(unaudited)
The following performance graph compares the performance of Progressive’s Common Shares (PGR) to the Standard & Poor’s 500 Stock Index (S&P 500 Index) and the Standard & Poor’s 500 Property & Casualty Insurance Index (S&P 500 P/C Group) for the last five years.
Cumulative Five-Year Total Return*
PGR, S&P 500 Index, S&P 500 P/C Group (Performance Results through 12/31/25)

$300
$250
$200
$150
$100
2020
2021
2022
2023
2024
2025
PGR
S&P 500 Index
S&P 500 P/C Group

	(Assumes $100 was invested at the close of trading on December 31, 2020)
For the years ended December 31,	2021	2022	2023	2024	2025
PGR	$110.82	$140.52	$173.05	$261.98	$254.12
S&P 500 Index	128.68	105.35	133.02	166.27	195.96
S&P 500 P/C Group	117.51	139.68	154.70	209.20	228.85
*Assumes reinvestment of dividends
App.-A-76

The Progressive Corporation and Subsidiaries
Quantitative Market Risk Disclosures
(unaudited)
Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2025, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices. The discussion below relates to instruments entered into for purposes other than trading; we had no trading financial instruments at December 31, 2025 and 2024. See Management’s Discussion and Analysis of Financial Condition and Results of Operations – Investments for our discussion of the qualitative information about market risk.
Financial instruments subject to interest rate risk were:

	Fair Value
	-200 bps	-100 bps		+100 bps	+200 bps
(millions)	Change	Change	Actual	Change	Change
U.S. government	$48,312	$45,723	$43,298	$41,038	$38,938
State and local government	3,465	3,383	3,303	3,224	3,146
Foreign government	17	17	17	17	17
Corporate and other debt	21,067	20,523	19,991	19,475	18,971
Residential mortgage-backed	3,324	3,249	3,175	3,101	3,029
Commercial mortgage-backed	6,143	6,056	5,973	5,894	5,817
Other asset-backed	7,273	7,193	7,109	7,022	6,931
Nonredeemable preferred stocks	412	408	404	400	396
Short-term investments	10,005	10,005	10,005	10,005	10,005
Total at December 31, 2025	$100,018	$96,557	$93,275	$90,176	$87,250
Total at December 31, 2024	$81,927	$79,248	$76,675	$74,217	$71,867

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
Financial instruments subject to equity market risk were:

	Fair Value
(millions)	-10%	Actual	+10%
Common equities at December 31, 2025	$3,660	$4,098	$4,536
Common equities at December 31, 2024	3,196	3,575	3,954
The model represents the estimated value of our common equity portfolio given a +/-10% change in the market, based on the common equity portfolio’s weighted average beta of 1.1 for 2025 and 2024. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common equity portfolio’s beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movements. Betas are not available for all securities. In such cases, the change in fair value reflects a direct +/-10% change; the portion of our securities without betas is 1.0%.
App.-A-77

The Progressive Corporation and Subsidiaries
Net Premiums Written by State
(unaudited)

($ in millions)	2025		2024		2023		2022		2021
Texas	$10,315	12.4%	$9,641	13.0%	$7,809	12.7%	$6,089	11.9%	$5,343	11.5%
Florida	10,261	12.3	10,222	13.7	9,096	14.8	7,145	14.0	6,291	13.6
California	4,777	5.8	4,124	5.5	3,408	5.5	2,867	5.6	2,585	5.6
Georgia	4,084	4.9	3,635	4.9	2,928	4.8	2,444	4.8	2,148	4.6
New York	3,359	4.0	2,830	3.8	2,416	3.9	2,056	4.0	2,009	4.3
New Jersey	2,830	3.4	2,206	3.0	1,911	3.1	1,600	3.1	1,417	3.1
Michigan	2,775	3.3	2,628	3.5	2,255	3.7	2,015	4.0	1,963	4.2
Ohio	2,445	3.0	2,168	2.9	1,851	3.0	1,709	3.3	1,563	3.4
Pennsylvania	2,414	2.9	2,192	2.9	1,804	2.9	1,670	3.3	1,505	3.2
Arizona	2,240	2.7	1,989	2.7	1,583	2.6	1,234	2.4	1,040	2.2
All other	37,674	45.3	32,789	44.1	26,489	43.0	22,252	43.6	20,541	44.3
Total	$83,174	100.0%	$74,424	100.0%	$61,550	100.0%	$51,081	100.0%	$46,405	100.0%

App.-A-78

Insurance Quotes, Claims Reporting, and Customer Service

	Personal autos, motorcycles, recreational vehicles, homeowners, and renters	Commercial autos/trucks, business property, and general liability
To receive a quote	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-888-806-9598 progressivecommercial.com
To report a claim	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-PROGRESSIVE (1-800-776-4737) progressivecommercial.com
For customer service:
If you bought your policy directly through Progressive online or by phone	1-800-PROGRESSIVE (1-800-776-4737) progressive.com	1-800-444-4487 progressivecommercial.com
If you bought your policy through an independent agent or broker	1-800-925-2886 1-800-300-3693 in California progressiveagent.com	1-800-444-4487 progressivecommercial.com
If you bought your policy through an independent agent or broker for the state of California	1-800-300-3693 Driveinsurance.com	1-800-444-4487 progressivecommercial.com
In addition, iPhone® and Android® users can download the Progressive mobile app to start a quote, report a claim, or service a policy.

Principal Office
The Progressive Corporation
300 North Commons Blvd.
Mayfield Village, Ohio 44143
440-461-5000
progressive.com

Annual Meeting  The Annual Meeting of Shareholders will take place on Friday, May 8, 2026, at 10:00 a.m., eastern time. This meeting will be held by online webcast only. You will be able to attend and participate in the Annual Meeting via live webcast by visiting virtualshareholdermeeting.com/PGR2026. To participate in the meeting, you must have your 16-digit control number that is shown on your Notice of Internet Availability of Proxy Materials or proxy card. You will not be able to attend the Annual Meeting in person.

Online Annual Report and Proxy Statement Our 2025 Annual Report to Shareholders can be found at: progressive.com/annualreport.

Our 2026 Proxy Statement and 2025 Annual Report to Shareholders, in a PDF format, can be found at: progressiveproxy.com.

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

App.-A-79

Beneficial Shareholders:  If your Progressive common shares are held in a brokerage or other financial institution account, contact your broker or financial institution directly regarding questions or changes to your account.

Common Shares, Holders, and Dividends The Progressive Corporation’s common shares are traded on the New York Stock Exchange (symbol PGR). There were 1,557 shareholders of record on January 31, 2026. Progressive currently has a dividend policy under which the Board expects to declare regular, quarterly common share dividends and, on at least an annual basis, to consider declaring an additional variable common share dividend.

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

App.-A-80

Directors
Philip Bleser[1,5,7]	Roger N. Farah[2,3,5,7]	Jeffrey D. Kelly[1,7]
Retired Chairman of Global Corporate	Former Executive Chair of the Board,	Retired Chief Operating Officer and
Banking,	CVS Health Corporation	Chief Financial Officer,
JPMorgan Chase & Co.	(healthcare)	RenaissanceRe Holdings Ltd.
(financial services)		(reinsurance services)

Stuart B. Burgdoerfer[1,6,7]	Lawton W. Fitt[2,4,5,7]	Barbara R. Snyder[3,7]
Retired Executive Vice President and	Chairperson of the Board,	President,
Chief Financial Officer,	The Progressive Corporation and	The Association of American Universities
L Brands, Inc.	Retired Partner,	(higher education)
(retailing)	Goldman Sachs Group
(financial services)

Pamela J. Craig[3,6,7]	Susan Patricia Griffith[2]	Kahina Van Dyke[4,6,7]
Retired Chief Financial Officer,	President and	Operating Partner,
Accenture PLC	Chief Executive Officer,	Advent International
(global management consulting)	The Progressive Corporation	(global private equity)

Charles A. Davis[4,7]	Devin C. Johnson[1,6,7]
Chief Executive Officer,	Former President,
Stone Point Capital LLC	The SpringHill Company
(private equity investing)	(global consumer and entertainment)

1 Audit Committee Member
2 Executive Committee Member
3 Compensation and Talent Committee
Member
4 Investment and Capital Committee
Member
5 Nominating and Governance
Committee Member
6 Technology Committee Member
7 Independent Director

App.-A-81

Corporate Officers	Other Executive Officers
Lawton W. Fitt	Karen B. Bailo
Chairperson of the Board	Commercial Lines President
(non-executive)
Jonathan S. Bauer
Susan Patricia Griffith	Chief Investment Officer
President
and Chief Executive Officer	Steven A. Broz
Chief Information Officer
John P. Sauerland
Vice President	Patrick K. Callahan
and Chief Financial Officer	Personal Lines President

David M. Stringer	William L. Clawson II
Vice President, Secretary,	Chief Human Resources Officer
and Chief Legal Officer
John Murphy
Allyson L. Bach	Claims President
Assistant Secretary
Lori Niederst
Carl G. Joyce	Customer Relationship Management
Vice President	President
and Chief Accounting Officer
Maribel Pumarejo
Maureen McCoy Spooner	Chief Marketing Officer
Treasurer
Andrew J. Quigg
Chief Strategy and Finance Management
Officer

©2026 The Progressive Corporation
App.-A-82